Form 20-F
period 2007-12-31
ArcelorMittal
filed 2008-03-19
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-146371

ARCELORMITTAL

(Exact name of Registrant as specified in its charter)

ARCELORMITTAL

(Translation of Registrant’s name into English)

(Jurisdiction of incorporation or organization)

19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

Henk Scheffer, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Fax: 011 352 4792 2675

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares

1,421,570,646

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒              Accelerated filer  ☐              Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

i

ii

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions and Terminology

Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our” and “the Company” or similar terms are to ArcelorMittal, formerly known as Mittal Steel Company N.V. (“Mittal Steel”) or as Ispat International N.V., and its subsidiaries (which include LNM Holdings N.V. and its subsidiaries and International Steel Group Inc. and its subsidiaries).

All references herein to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006, having its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. All references herein to “Arcelor Brasil” refer to the former Arcelor Brasil S.A. (the current ArcelorMittal Brasil S.A.), a majority-owned subsidiary of Arcelor. All references herein to “Sicartsa” refer to the operations of ArcelorMittal las Truchas S.A. de C.V. (formerly Siderurgia Lázaro Cárdenas las Truchas S.A. de C.V.) in Mexico, which was acquired by the Company on April 20, 2007. All references herein to “ArcelorMittal Kryviy Rih” refer to the operations of Kryvorizhstal in the Ukraine, which was acquired by the Company on November 25, 2005. “ISG” refers to International Steel Group Inc. and its subsidiaries as it existed prior to its acquisition by Mittal Steel on April 15, 2005. Following the acquisition of ISG by Mittal Steel, ISG’s name was changed to “Mittal Steel USA ISG Inc.”, the operations were merged with Ispat Inland on December 31, 2005 and the name of the surviving entity was changed to Mittal Steel USA Inc and then to ArcelorMittal USA following Mittal Steel’s acquisition of Arcelor. ArcelorMittal’s principal subsidiaries, categorized by operating segment and location, are as follows. For the purposes of this annual report, the abbreviated names of the following ArcelorMittal subsidiaries will be used where applicable.

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas

ArcelorMittal USA Inc.	ArcelorMittal USA	USA
Companhia Siderúrgica de Tubarão S.A.	CST	Brazil
ArcelorMittal Dofasco Inc.	Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico

Flat Carbon Europe

Aceria Compacta de Bizkaia S.A.	Aceria Compacta de Bizkaia	Spain
Arcelor Produits Plats Wallonie	Arcelor Produits Plats Wallonie	Belgium
Arcelor Steel Belgium N.V.	Arcelor Steel Belgium	Belgium
ArcelorMittal Atlantique et Lorraine SAS	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Méditerranée SAS	ArcelorMittal Méditerranée	France
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Packaging SA	ArcelorMittal Packaging	France
ArcelorMittal Piombino S.p.a.	ArcelorMittal Piombino	Italy
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Cockerill Sambre S.A.	Cockerill Sambre	Belgium
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France

Name of Subsidiary	Abbreviation	Country
Long Carbon Americas and Europe

Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
Arcelor Huta Warszawa Sp.z.o.o.	Arcelor Huta Warszawa	Poland
ArcelorMittal Belval & Differdange SA	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Bergara, S.A.	ArcelorMittal Bergara	Spain
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Commercial Sections SA	ArcelorMittal Commercial Sections	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Hochfeld GmbH	ArcelorMittal Hochfeld	Germany
ArcelorMittal Madrid, S.L.	ArcelorMittal Madrid	Spain
ArcelorMittal Olaberría, S.L.	ArcelorMittal Olaberría	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Rodange & Schifflange S.A.	ArcelorMittal Rodange	Luxembourg
ArcelorMittal Ruhrort GmbH	ArcelorMittal Ruhrort	Germany
ArcelorMittal USA Inc.	ArcelorMittal USA	USA
Mittal Canada Inc.	Mittal Canada	Canada
ArcelorMittal las Truchas, S.A. de C.V.	Sicartsa	Mexico

Asia, Africa and CIS (AACIS)

ArcelorMittal Annaba Spa	ArcelorMittal Annaba	Algeria
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
Mittal Steel Liberia Limited	Mittal Steel Liberia	Liberia
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine
Société Nationale de Sidérurgie, S.A.	Sonasid	Morocco

Stainless Steel

ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium	AMSB	Belgium
ArcelorMittal Stainless France	AMSF	France

Arcelor Mittal Steel Solutions and Services (AM3S)

ArcelorMittal Construction France	ArcelorMittal Construction France	France
Arcelor International America, LLC	Arcelor International America	USA
ArcelorMittal Auto Processing France SAS	ArcelorMittal Auto Processing France	France
ArcelorMittal International FZE	ArcelorMittal International FZE	United Arab Emirates
ArcelorMittal Stahlhandel Gmbh	ArcelorMittal Stahlhandel	Germany

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products and exclude direct reduced iron (DRI), hot metal, coke, etc.;

•	“sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products, (short ton is equal to 907.2 kilograms or 2000 pounds);

•

“tonnes” or “MT” are to metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated November 5, 2007;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	“gigajoules” is equivalent to 1,000,000,000 joules (where joules is a measure of energy);

•	“megajoules” is equivalent to 1,000,000 joules (where joules is a measure of energy);

•	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet;

•	“DMTU” or “dmtu” stands for dry metric tonne unit;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars;

•	“C$” or “CAD” are to Canadian dollars;

•	“Rs” are to Indian rupees;

•	“HK$” are to Hong Kong Dollars;

•

“downstream” are to finishing operations, for example in the case of flat products the process after the production of hot rolled coil/plates, and in case of long products the process after the production of blooms/billets;

•

“upstream” are to operations that precede downstream steel-making, such as mining, coke, sinter, DRI, blast furnace, blast oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

•	“euro”, “euros”, “EUR” or “€” are to the currency of the European Union member states participating in the European Monetary Union;

•	“Significant shareholder” are to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together own approximately 44% of Mittal Steel’s outstanding voting equity as at December 31, 2007;

•	“brownfield project” means the expansion of an existing operation;

•	“greenfield project” means the development of a new project;

•	“coking coal”, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process;

•

“direct reduced iron” (“DRI”) is metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production;

•	“energy coal” is used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal;

•	“metallurgical coal” is a broader term than coking coal which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process;

•

“hot briquetted iron” (“HBI”) is densified direct reduced iron where the densification is carried out at a temperature greater than 650 degrees Celsius. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production;

•	“BRICET” means the countries of Brazil, Russia, India, China, Eastern Europe and Turkey;

•	“take or pay” means an obligation on a customer to pay for an agreed minimum quantity of a commodity even if it fails to “take” that agreed minimum quantity; and

•	the “Spanish Stock Exchanges” refer to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal (of which Mittal Steel Company N.V. is the predecessor) and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2006 and 2007, and the consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2005, 2006 and 2007, which we refer to as the ArcelorMittal Consolidated Financial Statements. The ArcelorMittal consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

ArcelorMittal’s significant acquisitions in 2005, 2006 and 2007, including in particular Arcelor, ISG, Kryvorizhstal and Sicartsa, have been accounted for using the purchase method of accounting, with ArcelorMittal as the acquiring entity in accordance with IFRS 3 (“Business Combinations”).

Our results of operations and financial conditions as of and for the years ended December 31, 2006 and 2007, and the comparability between them, have been significantly affected by our August 2006 acquisition of Arcelor. For purposes of comparing our 2006 and 2007 results, we have prepared unaudited pro forma financial information for the year ended December 31, 2006 that present our results of operations as if the acquisition had taken place on January 1, 2006, as described under “Item 5. Operating and Financial Review and Prospects.”

The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Market Information

This annual report includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on internal surveys, industry forecasts and market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified, and we do not make any representation or warranty as to the accuracy or completeness of such information set forth in this annual report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report and the documents incorporated by reference in this annual report contain forward-looking statements based on estimates and assumptions. This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its acquired subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	ArcelorMittal’s ability to manage its growth;

•	ArcelorMittal’s ability fully to realize anticipated cost savings, revenue enhancements and other benefits from the acquisition by Mittal Steel of Arcelor;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Lakshmi N. Mittal, ArcelorMittal’s President and Chief Executive Officer;

•	any downgrade of ArcelorMittal’s credit rating;

•	ArcelorMittal’s ability to operate within the limitations imposed by its financing arrangements;

•	ArcelorMittal’s ability to refinance existing debt and obtain new financing on acceptable terms to finance its growth;

•	mining risks;

•	the risk that non-fulfillment or breach of transitional arrangements may result in the recovery of aid granted to some of ArcelorMittal’s subsidiaries;

•	ArcelorMittal’s ability to fund under-funded pension liabilities;

•	increased cost of wages and the risk of labor disputes;

•	general economic conditions, whether globally, nationally or in the markets in which ArcelorMittal conducts business;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which ArcelorMittal conducts business;

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to ArcelorMittal’s operations;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates;

•	the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting ArcelorMittal’s operations;

•	international trade actions or regulations;

•	the risk that U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management;

•	the risk that a downturn in global economic conditions may have an adverse effect on the results of ArcelorMittal;

•	ArcelorMittal’s ability to operate successfully within a cyclical industry;

•	the risk that changes in demand for and supply of steel products in China and other developing economies may result in falling steel prices;

•	the risk of significant supply shortages and increasing costs of raw materials, energy and transportation;

•	increased competition from substitute materials, such as aluminum; and

•

legislative or regulatory changes, including those relating to protection of the environment and health and safety, and those resulting from international agreements and treaties related to trade, accession to the European Union (“EU”) or otherwise.

Some of these factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of its predecessor company Mittal Steel Company N.V., as of and for the years ended December 31, 2004, 2005, 2006 and 2007, prepared in accordance with IFRS. Mittal Steel Company N.V. did not prepare financial statements in accordance with IFRS in 2003. This selected consolidated financial information should be read in conjunction with the ArcelorMittal Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

Statement of Income Data
(Amounts in $ millions except per share data and percentages)

	For the year ended December 31,
	2004	2005	2006(7)	2007
Sales(1)	$20,612	$28,132	$58,870	$105,216
Cost of sales (including depreciation and impairment)(2)(3)	14,422	22,341	48,378	84,953
Selling, general and administrative	676	1,062	2,960	5,433
Operating income	5,514	4,729	7,532	14,830
Operating income as percentage of Sales	26.8%	16.8%	12.8%	14.1%
Other income—net	1,143	214	49	—
Income from equity method investments	149	86	301	985
Financing costs—net	(214)	(353)	(654)	(927)
Income before taxes	6,592	4,676	7,228	14,888
Net income (including minority interest)	5,625	3,795	6,106	11,850
Net income attributable to equity holders of the parent	5,210	3,301	5,247	10,368
Basic earnings per common share(4)	$8.10	$4.80	$5.31	$7.41
Diluted earnings per common share(4)	$8.10	$4.79	$5.30	$7.40
Dividends declared per share(5)	—	$0.30	$0.50	$1.30

Balance Sheet Data
(Amounts in $ millions except share data)

	As of December 31,
	2004	2005	2006(7)	2007
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146	$8,105
Property, plant and equipment	11,058	19,045	54,573	61,994
Total assets	21,692	33,867	112,681	133,625
Short-term debt and current portion of long-term debt	341	334	4,922	8,542
Long-term debt, net of current portion	1,639	7,974	21,645	22,085
Net assets	11,079	15,457	50,228	61,535
Basic weighted average common shares outstanding (millions)	643	687	988	1,399
Diluted weighted average common shares outstanding (millions)	643	689	989	1,401

Other Data
(Amounts in $ millions except volume data)

	For the year ended December 31,
	2004	2005	2006(7)	2007
Net cash provided by operating activities	$4,300	$3,874	$7,122	$16,532
Net cash (used in) investing activities	(656)	(7,512)	(8,576)	(11,909)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445	(3,417)
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620	116,415
Total shipments of steel products (thousands of tonnes)(6)	35,067	44,614	78,950	109,724

(1)	Including $2,235 million, $2,339 million, $3,847 million and $4,767 million of sales to related parties for the years ended December 31, 2004, 2005, 2006 and 2007, respectively. (see Note 12 to the ArcelorMittal Consolidated Financial Statements).
(2)	Including $1,021 million, $914 million, $1,740 million and $2,408 million of purchases from related parties for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.
(3)	Including depreciation and impairment of $734 million, $1,113 million, $2,324 million and $4,570 million for the years ended December 31, 2004, 2005, 2006 and 2007, respectively.
(4)	Earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented considering retroactively the shares issued by Mittal Steel in connection with the acquisition of LNM Holdings.
(5)	This does not include the dividends declared by LNM Holdings to its shareholder prior to its acquisition by Ispat International.
(6)	Shipment volumes of steel products for the operations of the Company include certain inter-company shipments.
(7)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks related to ArcelorMittal.

ArcelorMittal results from a recent merger of two companies and has continued to grow through acquisitions subsequently and expects to continue to do so. The failure to manage the company’s recent and expected future growth could significantly harm ArcelorMittal’s future results and require significant expenditures to address the additional operational and control requirements of this growth.

ArcelorMittal results from Mittal Steel Company N.V.’s acquisition of Arcelor, a company of approximately equivalent size, in August 2006 and the subsequent merger of the two companies in 2007. The combined company has continued, as did its predecessor companies, to make numerous and substantial acquisitions, with numerous transactions announced in 2007, and acquisitions and investments for a total value of $12.3 billion (including cash purchase price, assumed net debt and shares issued at fair market value) completed in 2007. ArcelorMittal’s growth strategy includes the acquisitions of complementary companies. Such growth entails significant investment and increased operating costs. Overall growth in ArcelorMittal’s business also requires greater allocation of management resources away from daily operations. In addition, managing this growth (including managing multiple operating assets) requires, among other things, the continued development of ArcelorMittal’s financial and management information control systems, the ability to integrate newly acquired assets with existing operations, the ability to attract and retain sufficient numbers of qualified management and other personnel, the continued training and supervision of such personnel and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of ArcelorMittal, could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

The former Mittal Steel and Arcelor may not successfully integrate their business operations to the fullest extent, which could result in ArcelorMittal’s failure to realize anticipated cost savings, revenue enhancements and other benefits expected from the acquisition.

Since the acquisition by Mittal Steel of Arcelor, the combined company has reached significant milestones in its operational integration process, having consolidated support functions, optimized its supply chain and procurement structure, and leveraged research and development services across a larger base, thereby achieving cost savings and revenue synergies, as well as other synergistic benefits. As of December 31, 2007, ArcelorMittal had realized $1.4 billion in synergies from the merger, as compared to the expected $1.6 billion in synergies to be achieved by the end of 2008 announced by Mittal Steel at the time of its acquisition of Arcelor. While the integration process has so far proceeded smoothly, further integration steps may not be achieved to the fullest extent or within the timeframe expected, which could have a material adverse effect on ArcelorMittal’s results of operations.

In particular, ArcelorMittal is continuing to integrate manufacturing best practices and to standardize management information systems across the ArcelorMittal group. The integration of these functions could interfere with the activities of one or more of the businesses of ArcelorMittal and may divert management’s attention from the daily operations of ArcelorMittal’s core businesses. If the combined company is unable to continue to integrate effectively its operations, technologies and personnel in a timely and efficient manner, then it may not fully realize the benefits expected from the acquisition. In particular, if the continued integration is not successful, ArcelorMittal’s operating results may be harmed, it may lose key personnel and key customers, it may not be able to retain or expand its market position, and the market price of its shares may decline.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder voting.

As of December 31, 2007, Mr. Lakshmi N. Mittal owned 623,285,000 of ArcelorMittal’s outstanding common shares, representing approximately 44% of ArcelorMittal’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to influence significantly the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the President and Chief Executive Officer of ArcelorMittal could have a material adverse effect on its business and prospects.

The President and Chief Executive Officer of ArcelorMittal has for over a quarter of a century contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the President and Chief Executive Officer could have a material adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key man life insurance on its President and Chief Executive Officer.

ArcelorMittal has a substantial amount of indebtedness. Credit rating downgrades, which could result from, among other things, substantial debt-financed acquisitions or cyclical downturns in the steel industry, could significantly harm ArcelorMittal’s refinancing capacity and increase its cost of funding. ArcelorMittal’s level of indebtedness, including the consequential high financing costs and restrictive covenants, could also limit its flexibility in managing its business.

As of December 31, 2007, ArcelorMittal had total debt outstanding of $30.6 billion, consisting of $8.5 billion of short-term indebtedness (including payables to banks and the current portion of long-tem debt) and $22.1 billion of long-term indebtedness. As of December 31, 2007, ArcelorMittal had $8.1 billion of cash and cash equivalents, including short-term investments and restricted cash, and, for the year ended December 31, 2007, ArcelorMittal recorded operating income of $14.8 billion.

Some of Mittal Steel’s credit ratings were put on ratings watch for possible downgrades following its acquisition of Arcelor in 2006. In late 2007 and early 2008, however, Standard & Poor’s Ratings Services raised its long-term corporate credit rating for ArcelorMittal to “BBB+” from “BBB” with a stable outlook, Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its long-term Issuer Default Rating (IDR) outlook to Positive from Stable, and Moody’s Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2.

Future downgrades resulting from factors specific to ArcelorMittal could be experienced. Credit rating downgrades could also result from a cyclical downturn in the steel industry, as ArcelorMittal has experienced in the past. Any decline in its credit rating would increase ArcelorMittal’s cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

ArcelorMittal’s principal financing facilities (that is, the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 (the “2005 Credit Facility”), the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”) and the €17 billion (approximately $22 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”), contain provisions that limit encumbrances on the assets of ArcelorMittal and its subsidiaries and limit the ability of ArcelorMittal’s subsidiaries to incur debt. The Letter of Credit Facility requires compliance with a minimum interest coverage ratio. The 2005 Credit Facility and the €17 Billion Facility require compliance with a maximum gearing ratio. Limitations arising from these credit facilities could adversely affect ArcelorMittal’s ability to maintain its dividend policy and make additional strategic acquisitions.

The level of debt outstanding could have adverse consequences to ArcelorMittal, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal group could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross-default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

Furthermore, most of ArcelorMittal’s current borrowings are at variable rates of interest and thereby expose ArcelorMittal to interest rate risk. Generally, ArcelorMittal does not use financial instruments to hedge a significant portion of its interest rate exposure. If interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in higher interest costs.

A substantial portion of ArcelorMittal’s debt is denominated in euro. Accordingly, ArcelorMittal is exposed to fluctuations in the exchange rates between the U.S. dollar and the euro. Any such fluctuations in the euro and, in particular, a further marked appreciation of the euro to the U.S. dollar would mechanically increase ArcelorMittal’s indebtedness.

Because ArcelorMittal is a holding company, it depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future needs.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, and pay any cash dividends or distributions on its common shares. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

Under the laws of Luxembourg, the combined company will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

The significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements.

In connection with the acquisition of some of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies involving expenditures required to be made over the next few years. In 2007, capital expenditures amounted to $5.4 billion. As of December 31, 2007, ArcelorMittal and its subsidiaries had capital commitments outstanding of approximately $1.9 billion under privatization and other major contracts. ArcelorMittal expects to fund these capital expenditure commitments and other commitments primarily through internal sources, but ArcelorMittal cannot assure you that it will be able to generate or obtain sufficient funds to meet these requirements or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of ArcelorMittal. See “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 22 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal has also made commitments relating to employees at some of its operating subsidiaries. It has agreed, in connection with the acquisition of interests in these subsidiaries, including the acquisition of Arcelor, that it will not make collective dismissals for certain periods. These periods generally extend several years following the date of acquisition. The inability to make such dismissals may affect ArcelorMittal’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions in the areas affected.

ArcelorMittal may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of ArcelorMittal’s investment and/or the loss of tax and regulatory benefits.

ArcelorMittal’s mining operations are subject to mining risks.

ArcelorMittal has substantial mining operations and has recently increased their scope and intends to continue to do so. Mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with underground mining operations include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

ArcelorMittal is at risk of experiencing any or all of these hazards. For example, in September 2006, a methane gas explosion at ArcelorMittal’s Lenina mine in Kazakhstan resulted in 41 fatalities, and a production shutdown of two days to fully investigate the incident and in January 2008, a methane gas explosion at ArcelorMittal’s Abaiskaya mine in Kazakhstan resulted in 30 fatalities. It is estimated that it will take approximately six months before another unit is ready for production at the mine. The occurrence of any of these hazards could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance.

Some of ArcelorMittal’s subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

ArcelorMittal has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to transitional arrangements and related rules that determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union. See “Item 4B—Information on the Company—Business Overview—Government Regulations—State Aid”. Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted pursuant to the transitional arrangements that have been breached.

Under-funding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries, and the possible need to make substantial cash contributions to pension plans or to pay for healthcare, which may increase in the future, may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, and the United States provide defined benefit pension plans to their employees. Some of these plans are currently under-funded. At December 31, 2007, the value of ArcelorMittal USA’s pension plan assets was $2,627 million, while the projected benefit obligation was $3,078 million, resulting in a deficit of $451 million. At December 31, 2007, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $2,707 million, while the projected benefit obligation was $3,034 million, resulting in a deficit of $327 million. At December 31, 2007, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $623 million, while the projected benefit obligation was $2,486 million, resulting in a deficit of $1,863 million. ArcelorMittal USA also had an under-funded post-employment benefit obligation of $1,181 million relating to life insurance and medical benefits as of

December 31, 2007. ArcelorMittal’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $983 million relating to life insurance and medical benefits as of December 31, 2007. ArcelorMittal’s European subsidiaries also had an under-funded post-employment benefit obligation of $507 million relating to life insurance and medical benefits as of December 31, 2007. See Note 18 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal’s funding obligations depend upon future asset performance, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation.

Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than currently estimated amounts. These funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that could disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. ArcelorMittal has experienced strikes and work stoppages at various facilities in recent years. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of ArcelorMittal.

ArcelorMittal is subject to economic risks and uncertainties in the countries in which it operates or proposes to operate. Any deterioration or disruption of the economic environment in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

In recent years, many of the countries in which ArcelorMittal operates, or proposes to operate, have experienced economic growth and improved economic stability. For example, Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with or in anticipation of their accession to the European Union. Others, such as Algeria, Argentina and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. ArcelorMittal’s business strategy was developed partly on the assumption that such economic growth and the modernization, restructuring and upgrading of the physical infrastructure in the developing countries in which it invested will continue, thus creating increased demand for ArcelorMittal’s steel products and maintaining a stable level of steel prices both in these countries and in other key product markets. While the demand in these countries for steel and steel products has gradually increased, this trend will not necessarily continue. In addition, the legal systems in some of the countries in which ArcelorMittal operates remain underdeveloped, particularly with respect to bankruptcy proceedings, and the prospect of widespread bankruptcy, mass unemployment and the deterioration of various sectors of these economies still exists. Reform policies may not continue to be implemented and, if implemented, may not be successful. In addition, these countries may not remain receptive to foreign trade and investment. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of such physical infrastructure could also have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal is subject to political, social and legal uncertainties in some of the developing countries in which it operates or proposes to operate. Any disruption or volatility in the political or social environment in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a number of developing countries. Some of the countries in which it currently operates, such as Romania and the Ukraine, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political and economic reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict, as in Algeria, Bosnia and Herzegovina, China, India, Liberia, Russia, South Africa and Turkey. The political systems in these and other developing countries may be vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

A current example of these risks is the situation in Kazakhstan, where the government has placed into question certain development deals negotiated in the early years of the country’s independence. Following the Abaiskaya mine accident in Kazakhstan, the second mine accident at ArcelorMittal Temirtau in two years, the government of Kazakhstan has threatened to remove ArcelorMittal Temirtau’s operating license. In addition, tax claims (amounting to $2.5 billion including administrative charges) have been brought against ArcelorMittal Temirtau, despite ArcelorMittal Temirtau’s tax obligations being capped under the privatization agreements under which it was acquired from the government of Kazakhstan. The revocation of the operating license of ArcelorMittal Temirtau could disrupt ArcelorMittal’s operations and final assessment of tax payments in the amounts claimed would have a material adverse effect on ArcelorMittal’s results of operations.

ArcelorMittal may experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

ArcelorMittal operates and sells products in a number of countries, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of the countries in which ArcelorMittal operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

Some operations involving the South African rand, Kazakh tenge, Brazilian real, Argentine peso, Algerian dinar and Ukrainian hryvnia are subject to limitations imposed by their respective central banks. The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect ArcelorMittal’s operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. To the extent that lost production as a result of such a disruption could not be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and financial results.

Natural disasters could significantly damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. In particular, a new plant planned in Mozambique is in a natural flood zone. In addition, ArcelorMittal Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. Extensive damage to these facilities, or any other major production complexes, whether as a result of a flood, earthquake, hurricanes, tsunami or other natural disaster, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. The former Mittal Steel’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. The former Arcelor maintained similar coverage, which will be fully consolidated under appropriate group-wide policies, which include insurance for property damage and business interruption, by June 1, 2008. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. The coverage for the former Arcelor plants was similar to the coverage for ArcelorMittal’s plants, except as to natural hazards, earthquakes and windstorms, for which Arcelor relied on self-insurance where external insurance cover was not legally required, as its exposure to those risks was considered to be limited. Each of the operating subsidiaries of ArcelorMittal also maintains various other types of insurance, such as workmen’s compensation insurance and marine insurance. Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.

Product liability claims could adversely affect ArcelorMittal’s operations.

ArcelorMittal sells products to major manufacturers who are engaged to sell a wide range of end products. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications. If ArcelorMittal were to sell steel that is inconsistent with the specifications of the order or the requirements of the application, significant disruptions to the customer’s production lines could result. There could also be significant consequential damages resulting from the use of such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to products sold could leave ArcelorMittal uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

International trade actions or regulations and trade-related legal proceedings could reduce or eliminate ArcelorMittal’s access to steel markets.

ArcelorMittal has international operations and makes sales throughout the world, and, therefore, its businesses have significant exposure to the effects of trade actions and barriers. Various countries, including the United States and Canada, have in the past instituted, or are currently contemplating the institution of, trade actions and barriers.

ArcelorMittal cannot predict the timing and nature of similar or other trade actions by the United States, Canada or any other country. Because of the international nature of ArcelorMittal’s operations, it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could materially and adversely affect ArcelorMittal’s business by reducing or eliminating ArcelorMittal’s access to steel markets.

In addition to the more general trade barriers described above, if ArcelorMittal were party to a regulatory or trade-related legal proceeding that was decided adversely to it, its business, financial condition, results of operations or prospects could be adversely affected.

See “Item 4B—Information on the Company—Business Overview—Government Regulations”.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 19 to the ArcelorMittal Consolidated Financial Statements.

In addition, many of the jurisdictions in which ArcelorMittal operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on ArcelorMittal’s financial condition and results of operations.

It is possible that tax authorities in the countries in which ArcelorMittal operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of ArcelorMittal and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

ArcelorMittal may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect ArcelorMittal’s cash flows, liquidity and ability to pay dividends.

If ArcelorMittal were unable to utilize fully its deferred tax assets, its profitability could be reduced.

At December 31, 2007, ArcelorMittal had $1,629 million recorded as deferred tax assets on its balance sheet. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2007, the amount of future income required to recover ArcelorMittal’s deferred tax assets was approximately $5,072 million at certain operating subsidiaries. For each of the years ended December 31, 2006 and 2007, these operating subsidiaries generated approximately 43% and 29%, respectively, of ArcelorMittal’s consolidated income before tax of $7,228 million and $14,888 million respectively.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. See “Item 5A—Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006—Income Tax”.

U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.

ArcelorMittal is organized under the laws of the Grand Duchy of Luxembourg with its principal executive offices and corporate seat in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this annual report.

ArcelorMittal’s inability to successfully centralize various corporate and management functions could adversely affect its productivity and profitability.

ArcelorMittal is centralizing various corporate and management functions at its corporate headquarters in Luxembourg. These functions include the central sale of raw materials, purchase and sale of finished products, research and development functions as well as other functions. The process of centralizing these functions and of making changes to the Company’s existing operational business model may have various efficiency, organizational, operational and tax consequences. If ArcelorMittal is not able to centralize its functions successfully, this could adversely affect its productivity and profitability.

ArcelorMittal may not be able to realize the full book value of its assets held for sale.

ArcelorMittal has assets held for sale. If ArcelorMittal cannot sell them at their full book value, this would negatively affect its cash flow and consequently could affect its financial results.

Risks related to the steel industry.

A downturn in global economic conditions may have a material adverse effect on the results of ArcelorMittal.

ArcelorMittal’s activities and results are affected by international, national and regional economic conditions. In 2007, growing fears of an economic downturn affected consumer confidence and reduced the intensity of demand for steel products. If macroeconomic conditions worsen, the performance of steel producers could be affected. In particular, fears of a recession in the United States, sparked by uncertainty in the credit markets, have grown, as have concerns as to the effect a U.S. recession would have in Europe and elsewhere. Despite ArcelorMittal’s size and global breadth, regional declines in consumption caused by a recession in one or more major markets may have a material adverse effect on demand for its products and hence on its results.

ArcelorMittal is susceptible to the cyclicality of the steel industry, making ArcelorMittal’s results of operations unpredictable.

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions and other factors such as worldwide production capacity, fluctuations in steel imports/exports and tariffs. Steel prices are also sensitive to trends in cyclical industries, such as automotive, construction, appliance, machinery, equipment and transportation industries, which are the significant markets for ArcelorMittal’s products. Steel markets have been experiencing larger and more pronounced cyclical fluctuations, driven recently by the substantial increase in steel production and consumption in China. This trend, combined with the rising costs of key inputs, mainly metallics, energy, transportation and logistics, presents an increasing challenge for steel producers.

The volatility and the length and nature of business cycles affecting the steel industry have historically been unpredictable, and the recurrence of another major downturn in the industry would negatively impact ArcelorMittal’s results of operations and profitability.

See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations” and “—Consolidation in the Steel Industry”.

Rapidly growing supply of steel products in China and other developing economies, which may increase faster than increases in demand, may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies such as India has increased rapidly. Steel companies have responded by developing steel production capabilities in these countries. Steel production, especially in China, has been expanding significantly and China is now the largest worldwide steel producer by a significant margin. In 2006, China became a net exporter of steel, exerting downward pressure on steel prices in the European and American markets in that year. Chinese steel exports slowed in 2007 due to, among other things, rising input prices, Chinese government policies, growing internal demand and slowing worldwide economic growth. In the future, any significant excess Chinese capacity could have a major impact on world steel trade and prices if this excess production is exported to other markets.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies conduct business are highly competitive. Competition could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects. The global steel industry has historically suffered from substantial over-capacity. This has led to substantial price decreases during periods of economic weakness that have not been offset by commensurate price increases during periods of economic strength. Excess capacity in some of the products sold by ArcelorMittal will intensify price competition for such products. This could require ArcelorMittal to reduce the price for its products and, as a result, may have a material adverse effect on its business, financial condition, results of operations or prospects.

ArcelorMittal may encounter increases in the cost and shortages in the supply of raw materials, energy and transportation.

Steel production requires substantial amounts of raw materials and energy, including iron ore, coking coal, zinc, scrap, electricity, natural gas, coal and coke. Currently, there is a worldwide shortage of coke and coal, mainly as a result of the rapid growth in the demand for steel globally. In recent years, and particularly in 2006 and 2007, there was a sharp rise in the cost of a number of commodities essential for the process of steel-making. In particular, the prices of zinc and nickel fluctuated substantially, while the price of iron ore rose 65%, due among other things to dynamics of supply (including downstream concentration) and demand (including the surge in Chinese and Indian demand). The current concentration in the mining industry, as well as possible further consolidation (in particular the possible combination of BHP Billiton and Rio Tinto), has fostered and may also lead to further price increases in iron ore and other raw materials. The availability and prices of raw materials may be negatively affected by, among other factors, new laws or regulations; suppliers’ allocations to other purchasers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations; and the availability and cost of transportation. Any prolonged interruption in the supply of raw materials or energy, or substantial increases in their costs that steel companies are not able to pass on to customers, could adversely affect the business, financial condition, results of operations or prospects of steel companies.

In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant increases in oil prices. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas.

ArcelorMittal will not necessarily be able to procure adequate supplies in the future. A portion of ArcelorMittal’s raw materials are obtained under contracts that are either short-term or are subject to periodic price negotiations. Any prolonged interruption, discontinuation or other disruption in the supply of raw materials or energy, or substantial increases in their costs, may harm ArcelorMittal’s business, financial condition, and results of operations or prospects.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

ArcelorMittal is subject to stringent environmental and health and safety regulations that give rise to significant costs and liabilities, including those arising from environmental remediation programs.

ArcelorMittal is subject to a broad range of environmental and health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental and health and safety protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, worker health and safety and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental and health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties.

Compliance with environmental obligations may require additional capital expenditures or modifications in operating practices, particularly at steel companies operating in countries that have recently joined the European Union. For example, U.S. laws and regulations and EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992) and future, more stringent greenhouse gas restrictions and emissions trading schemes, may require changes to the operations of steel facilities, further reductions in emissions, and the purchase of emission rights.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities with respect to divested assets and past activities. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on environmental or health and safety concerns. For example, following accidents in 2006 and 2007 that resulted in numerous fatalities, the Kazakh government has threatened to revoke the operating license of ArcelorMittal Temirtau unless certain additional safety measures are implemented at its facilities. Similarly, exceedance of ambient air quality standards or other environmental limitations can lead to sanctions including imposition of penalties or operational restrictions, particularly where human health may be compromised.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

ArcelorMittal Overview

ArcelorMittal is the world’s largest and most global steel producer. It results from the combination in 2006 of Mittal Steel and Arcelor, at the time respectively the world’s largest and second largest steel companies by production volume.

ArcelorMittal had sales of approximately $105.2 billion, steel shipments of approximately 109.7 million tonnes and crude steel production of approximately 116.4 million tonnes for the year ended December 31, 2007. This compares to pro forma (after giving effect to the acquisition of Arcelor as if it had occurred on January 1, 2006) sales of approximately $88.6 billion, steel shipments of approximately 110.5 million tonnes and crude steel production of approximately 118.0 million tonnes for the year ended December 31, 2006. ArcelorMittal’s net income attributable to equity holders of the parent for the twelve months ended December 31, 2007, was $10.4 billion, or $7.41 per share, as compared with pro forma net income of $8.0 billion, or $5.76 per share, for the twelve months ended December 31, 2006 after giving full-year effect to its acquisition of Arcelor. As of December 31, 2007, ArcelorMittal had equity of $61.5 billion, total debt of $30.6 billion and cash and cash equivalents, including restricted cash, of $8.1 billion.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products and a strong employee well being and customer service focus. ArcelorMittal intends to continue to play a leading role in the consolidation of the global steel industry and continue to remain the global leader in the steel industry. The Company’s three-dimensional strategy, as described below, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by cyclicalities.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa, and Europe, the second largest producer in the CIS and it has a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2007, ArcelorMittal had approximately 311,000 employees.

ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and Arcelor Mittal Steel Solutions and Services (trading and distribution). ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 46% is produced in Europe and approximately 19% is produced in other countries, such as Kazakhstan, Algeria, Morocco and South Africa. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.

Products: ArcelorMittal produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements differ between mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Value Chain: ArcelorMittal focuses on upstream and downstream integration. ArcelorMittal has a significant raw material and mining assets as well as certain strategic cost plus based long-term contracts with external suppliers. Through its captive sources ArcelorMittal believes that it is the fifth largest producer of iron ore in the world. In 2007, (assuming full production of iron ore at Dofasco for captive use), approximately 46% of ArcelorMittal’s iron-ore requirements and approximately 13% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has mining activities in Algeria, Bosnia, Canada, Kazakhstan, Mexico, the Ukraine and the United States.

ArcelorMittal is actively developing its raw material base to raise its self-sufficiency level. It has started implementing its iron ore mining projects in Liberia and Senegal, and has also initiated projects for expanding the capacity of iron ore production in the Ukraine and Mexico. The Company has signed a memorandum of understanding agreement to develop iron ore mining in the Republic of Mauritania. The Company is also pursuing other projects and has announced recent acquisitions to secure direct access to other raw materials, such as coal and molybdenum.

In addition, ArcelorMittal is the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute, used in the mini-mill steel-making process, with total production of approximately 9.9 million tonnes in 2007. ArcelorMittal’s DRI production is primarily used in its mini-mill facilities, to supplement external metallics purchases. ArcelorMittal is one of the world’s largest producers of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 80% of its coke needs. ArcelorMittal’s facilities have good access to shipping facilities, including its eleven deep-water port facilities and its railway sidings.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the President and Chief Executive Officer of ArcelorMittal. We have experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. We made our first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of our principal acquisitions since then include Thyssen Duisberg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal

(France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor itself was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor, to create a global presence in the steel industry. At the time of its acquisition by Mittal Steel (the predecessor entity to ArcelorMittal) in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations.

In 2007, ArcelorMittal continued to pursue a disciplined growth strategy, with a total of 35 transactions announced in Argentina, Austria, Canada, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Turkey, United Kingdom, Uruguay, the United States and Venezuela, a number of which were completed in 2007. During the year, ArcelorMittal also announced or completed buy-out offers for minority interests in certain of its subsidiaries in Argentina, Brazil and Poland. ArcelorMittal also initiated development plans for its greenfield projects in India, Liberia and Senegal as well and announced new projects in Mauritania, Mozambique, Nigeria, Russia, Saudi Arabia and Turkey.

We have proven expertise in acquiring companies and turning around under-performing assets and believe that we have successfully integrated our previous key acquisitions by implementing a best practice approach in operations and management to enhance profitability.

Since the acquisition by Mittal Steel of Arcelor, a company of approximately equivalent size, the combined company has reached significant milestones in its operational integration process ahead of schedule, having consolidated support functions, optimized its supply chain and procurement structure, and leveraged research and development services across a larger base, thereby achieving cost savings and revenue synergies, as well as other synergistic benefits. As of December 31, 2007, ArcelorMittal had realized $1.4 billion in synergies from the merger, as compared to the expected $1.6 billion in synergies to be achieved by the end of 2008 announced by Mittal Steel at the time of its acquisition of Arcelor.

The Company continues to focus on capital expenditure programs and the implementation of improved management practices at acquired facilities, which have resulted in overall increases in production and shipment of steel products, reductions in production costs and increases in productivity. ArcelorMittal’s aggregate capital expenditures for the years ended December 31, 2005, 2006 and 2007 were approximately $1,181 million, $2,935 million and $5,448 million, respectively.

ArcelorMittal has grown through the acquisition of numerous steel-making and other assets, which currently constitute its major operating subsidiaries. ArcelorMittal’s principal joint ventures and acquisitions since the start of 2005 (including greenfield projects), which affected its results during the 2005-2007 period, are summarized below.

Investments and Acquisitions

•

On April 15, 2005, Mittal Steel acquired ISG (now part of ArcelorMittal USA) for a purchase price of approximately $2.1 billion in cash and 60,891,883 class A common shares, representing an aggregate purchase price of $3.8 billion, including estimated transaction costs and the settlement of ISG stock options.

•

On September 28, 2005, Mittal Steel acquired 36.67% of Hunan Valin from Hunan Valin Iron & Steel Group Co., Ltd., or the Valin Group, for a total consideration of $338 million. Hunan Valin is listed on the Shenzhen Stock Exchange and is one of the ten largest steel-makers in China, with annual production capacity of 8.5 million tons. Following certain subsequent transactions (conversion of pre-existing bonds and re-investments), ArcelorMittal held 29.19% of Hunan Valin as of December 31, 2007.

•

On October 8, 2005, Mittal Steel announced that it had signed a Memorandum of Understanding with the government of the state of Jharkhand in India for the development of a mining and steel-making complex. While ArcelorMittal has identified the plant location site, it remains in discussion with the local authorities with respect to the negotiation of definitive agreements and other pre-conditions to implementation, including the undertaking of a Detailed Project Report. ArcelorMittal previously announced that the project would entail estimated investments in the order of $9 billion.

•

On November 25, 2005, Mittal Steel acquired a 93% stake in Kryvorizhstal, the largest carbon steel long products producer in Ukraine, and associated iron ore and coal mining assets from the State Property Fund of Ukraine following a public auction, for a total consideration of approximately $4.9 billion. The transaction was financed from Mittal Steel’s own cash resources and credit lines.

•

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully-diluted basis). Through subsequent transactions, Mittal Steel increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds; the remaining convertible bonds were redeemed on December 15, 2006. Mittal Steel and Arcelor subsequently merged in a two-step process to create ArcelorMittal, as discussed further below.

•

On September 25, 2006, the Comissão de Valores Mobiliáros (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Mittal Steel, with the value offered to Arcelor Brasil shareholders determined based on the value of the part of the overall consideration paid for Arcelor by Mittal Steel attributable to Arcelor Brasil. In a mixed cash and share offer which opened on April 27, 2007 and closed on June 4, 2007, Mittal Steel acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, increasing its then 67.1% shareholding in Arcelor Brasil to 96.6%, and paid for the shares with $3.7 billion in cash and approximately 27.0 million Mittal Steel class A common shares, for a total consideration of $5.4 billion. In a subsequent sell-out procedure and a redemption procedure, Mittal Steel paid an additional $0.5 billion in cash to acquire all of the remaining shares of Arcelor Brasil. Following several intra-group mergers, Arcelor Brasil is now named ArcelorMittal Brasil S.A. and is wholly-owned by ArcelorMittal subsidiaries.

•

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement that they had entered into in August 2005. The conclusion of the review was formalized in an amendment to the agreement that was signed on December 28, 2006. The amendment raised Mittal Steel’s investment to approximately $1.5 billion and confirmed the parties’ commitment to the project. The agreement gives ArcelorMittal access to iron ore deposits in Western Liberia, and ArcelorMittal’s investment will cover development of the mines, related railway and port infrastructure and provides means for community development. Project implementation is in progress.

•

On December 21, 2006, Mittal Steel announced that it had signed a Memorandum of Understanding with the government of the state of Orissa in India to set up a steel-making operation in the Keonijhar District. ArcelorMittal has undertaken a Detailed Project Report based on the needs of the steel plant. ArcelorMittal remains in discussion with the local authorities with respect to the negotiation of definitive agreements and other pre-conditions to implementation. ArcelorMittal previously announced that the project would entail estimated investments in the order of $9 billion.

•

On February 14, 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the second quarter of

2008 and to be completed by the fourth quarter of 2009. ArcelorMittal (as successor to Mittal Steel) will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

•

On February 23, 2007, Mittal Steel announced that it had signed agreements with the state of Senegal in West Africa to develop iron ore mines in the Faleme region of southeast Senegal. The project is expected to require an investment of approximately $2.2 billion. The project is an integrated mining project that will encompass the development of the mine, the building of a new port near Dakar and the development of approximately 750 kilometers of rail infrastructure to link the mine with the port. The government of Senegal officially handed the concessions to the Company on July 18, 2007. A feasibility study is in progress.

•

On March 16, 2007, Mittal Steel announced that it was investing in a new steel service center in Krakow, Poland. Incorporating two de-coiling lines and a slitting line, this facility will have a processing capacity of 450,000 tonnes per year and will strengthen ArcelorMittal’s network of steel service centers in Poland. Operations have started in February 2008.

•

On March 16, 2007, Mittal Steel announced that it had signed a definitive agreement with Noble International, Ltd. (“Noble”) for the combination of their laser-welded tailored blanks businesses. Under this agreement, Mittal Steel received $300 million from Noble, including 9,375,000 shares of Noble common stock, giving Mittal Steel a total of approximately 40% of Noble’s issued and outstanding common shares. Upon the completion of this transaction in August 2007, ArcelorMittal became the largest shareholder of Noble, with the ability to appoint four of the nine members of its Board of Directors.

•

On April 23, 2007, Mittal Steel announced that it had finalized the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of approximately $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully integrated producer of long steel, with an annual production capacity of approximately 2.7 million tonnes. Sicartsa’s wholly-owned mine is linked directly to the plant through a slurry pipeline. In addition to a fully-integrated steel-making facility at Lázaro Cárdenas, next to Mittal Steel’s Lázaro Cárdenas site, the acquisition included Metaver, a mini-mill, Sibasa and Camsa, two rolling mills in Celaya, Guanajuato (Sibasa) and Tultitlán in the state of Mexico, as well as Border Steel, a mini-mill in the state of Texas in the United States.

•

On July 20, 2007, Mittal Steel announced that it had reached a preliminary agreement to acquire two steel tube businesses from Vallourec. Vallourec Précision Soudage produces about 100,000 tonnes of welded steel tubes for applications in the automotive industry from two sites in France. Also based in France, Vallourec Composants Automobiles Vitry specializes in the design and manufacturing of tubular components for the automotive industry. They will extend the product offering range of our existing pipes and tubes business available to our automotive customers. The transactions were completed in December 2007.

•

On July 26, 2007, Mittal Steel announced that it had reached an agreement with the Polish government to acquire the 25.2% of shares in ArcelorMittal Poland held by the Polish state and treasury ministry. Mittal Steel agreed to acquire the shares for additional consideration of $181 million. Mittal Steel initially acquired approximately 69% of the Polish company in March 2004 and as part of that agreement received an option to purchase a further 25% from the Polish state, which was exercised in this transaction.

•

On August 31, 2007, Mittal Steel announced that it had signed a definitive agreement with RAG Beteiligungs-AG, Essen (“RAG”) for the acquisition of the 76.88% stake held by RAG in Saar Ferngas AG, Saarbrücken for a purchase price of approximately €367 million. Saar Ferngas is the largest gas distribution company in Saarland and Rhineland-Palatinate and supplies natural gas to municipal power utilities, industrial plans and power stations. The transaction was completed in November 2007.

•	On September 5, 2007, ArcelorMittal announced that it would acquire all of the outstanding interests of Wabush Mines, an iron ore and pellet producer in northeastern Canada. The Company would acquire the remaining interests it did not own in the joint venture through the exercise of a right of first refusal over such interests held by its Dofasco subsidiary. Dofasco, which already held 28.6% of the mining venture, would acquire the interests of U.S. Steel Canada (Stelco) (44.6%) and Cleveland Cliffs (26.8%) for an aggregate cash element of approximately $67 million and the assumption of certain liabilities. The transaction was subject to regulatory approval.

•

On September 10, 2007, ArcelorMittal announced that it would acquire 51% of the shares of Rozak A.S., a Turkish steel company. Rozak specializes in H-profiles, sheets and plates and shipped approximately 450,000 tonnes of steel during 2006 with revenues of approximately €260 million. The transaction closed in November 2007.

•

On October 22, 2007, ArcelorMittal and Borusan, one of Turkey’s leading steel producers, announced a 50/50 joint venture partnership with a $500 million investment for the construction of a new hot strip mill in Gemlik. The mill, which will be located in Turkey next to ArcelorMittal and Borusan’s jointly operated Borçelik plant in Gemlik, on the Marmara sea coast, is expected to come online in the first half of 2010 with a capacity of 4.8 million tonnes. This project is subject to regulatory clearances.

•

On October 15, 2007, ArcelorMittal announced the acquisition of a 90% stake in Rongcheng Chengshan Steelcord, a privately-owned steelcord wire drawing company based in Shandong province, China for approximately $26.6 million. Rongcheng Chengshan Steelcord specializes in steelcord wire and bead wire (used in tire reinforcement). China is the largest steelcord wire market in the world and the leading tire manufacturing base in the world, with steelcord producers in close proximity to the tire manufacturers.

•

On November 14, 2007, ArcelorMittal announced the acquisition of a 100% stake in Galvex OÜ, a privately-owned steel galvanizing line based in Tallinn, Estonia on the Baltic Sea, subject to regulatory clearances and approvals. Regulatory clearance was obtained on March 10, 2008 and the transaction is expected to be completed during March 2008.

•

On November 20, 2007, ArcelorMittal announced it had entered into a strategic equity partnership with Kalagadi Manganese, a South African manganese development company, in order to develop Kalagadi’s manganese resources. The 50/50 joint venture aims to develop a manganese mine, a beneficiation plant and a sinter complex in the Northern Cape Province of South Africa, and a smelter complex in Coega. The Kalagadi Manganese project is situated in the Kuruman/Hotazel district of the Northern Cape Province. The parties intend to establish a manganese ore mine and sinter plant at Hotazel that is expected ultimately to produce 2.4 million tons of sinter product per year. In addition, the parties expect to establish a 320,000 ton per year ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth, which would account for at least 50% of ArcelorMittal’s needs in South Africa.

•

On November 20, 2007, ArcelorMittal announced it had signed an agreement to acquire a 12.6% equity stake (10% of fully-diluted shares) in General Moly, Inc. for a total consideration of $70 million. General Moly is a U.S. based molybdenum mineral development, exploration and mining company listed on the American Stock Exchange. Its primary asset is the Mt. Hope project in central Nevada. Combined with a second molybdenum property, the Hall-Tonopah project, also in central Nevada, the Company’s aim is to become the largest primary molybdenum producer worldwide by the middle of the next decade. In addition to the equity purchase, ArcelorMittal has signed a letter of intent to enter into a long term off-take agreement. This agreement, subject to final documentation, would allow for the supply of approximately 6.5 million pounds per year of molybdenum.

•

On November 20, 2007, ArcelorMittal announced it had signed a memorandum of cooperation with the Republic of Mozambique. The memorandum of cooperation aims to strengthen cooperation between ArcelorMittal and the Republic of Mozambique through further investment in primary and downstream steel industries, as well as the development of mining of raw materials in the form of iron ore and coal, with specific focus on metallurgical coal. In respect of downstream steel capacity, ArcelorMittal plans to build a new bar rolling mill in Mozambique with an annual capacity of 400,000 tonnes.

•	On November 29, 2007, ArcelorMittal announced its intention to construct a 300,000 tonne per annum longitudinal submerged arc welded pipe mill in Nigeria.

•

On December 4, 2007, ArcelorMittal acquired NSD Limited, a leading steel distribution company specializing in sales of heavy sections and tubes based in Scunthorpe, North Lincolnshire, United Kingdom, in order to increase its commercial presence in the UK market. With sales of 130,000 tonnes per year of (100,000 tonnes per year of heavy sections and 30,000 tonnes per year of tubes) and €89 million (approximately £60 million) of turnover, NSD will form the basis of the drive to gain a significant market share for ArcelorMittal Distribution in the United Kingdom.

•

On December 4, 2007, ArcelorMittal announced its intention to launch a cash offer to acquire the 43% outstanding shares in ArcelorMittal Inox Brasil it does not currently own. The Company currently owns a 57% stake in ArcelorMittal Inox Brasil. The offer was formally launched on March 5, 2008 and will close on April 4, 2008. The price initially offered was R$100.00 per common share and R$100.00 per preferred share. This price will be adjusted to subtract the dividends and interest on equity declared by ArcelorMittal Inox Brasil from December 4, 2007 through the business day prior to the auction date. On March 3, 2008 the offer was registered with the CVM, and will close on April 4, 2008. Approximately 21 million shares have been committed to be tendered by certain major shareholders. On March 17, 2008, ArcelorMittal announced that the price offered in this offer would be reduced to R$94.55 per common share and R$94.00 per preferred share, plus interest at the rate of the Brazilian base savings account rate plus 6% per year from February 28, 2008 until the offer auction date, April 4, 2008. At the current exchange rate, this transaction will represent a cash disbursement of up to approximately $1.8 billion.

•

On December 6, 2007, ArcelorMittal announced that it had signed an agreement to acquire the assets of OFZ, a.s. (“OFZ”), one of the leading Central European manufacturers of ferro-alloys. OFZ is involved in the manufacture of a wide range of ferro-alloys on the basis of manganese and silicon, namely ferromanganese, ferromanganese silicon and ferro-silicon. Other activities include the production of cored wires. The plant, located in the north of Slovakia, is in close proximity to ArcelorMittal’s eastern European mills, including Ostrava and Poland, of which it has historically been a supplier. With an annual operating capacity of 150,000 tonnes, through the use of six furnaces, OFZ produced 141,000 tonnes of ferro-alloys in 2006. The transaction is subject to regulatory clearances.

•

On December 11, 2007, ArcelorMittal announced its acquisition of M.T. Majdalani y Cia. S.A., the leading stainless steel service center and distributor in Argentina. M.T. Majdalani y Cia. S.A., founded in 1941 and until now entirely owned by the Majdalani family, employs 75 people in one site located in Buenos Aires. It sold approximately 12,000 tonnes in 2006 with a turnover of $46 million. It specializes in flat stainless steel products with cut to length and slitting facility. Its sales of sheets and tubes create a highly complementary product mix and activity which is aligned with ArcelorMittal’s stainless steel activities in South America. The transaction was completed in December 2007.

•

On December 18, 2007, ArcelorMittal announced that it had signed an agreement with the administration of the Tver region in Russia that would lead to the creation of a greenfield long carbon steel production unit. Tver is located 180 km north of Moscow. The objective of the agreement is to make available to ArcelorMittal the land required to build a steel complex consisting of an electric arc furnace, with a capacity of one million tonnes of steel, and of two bar mills. This steel complex will be built in two phases. In the first phase, a bar mill with a capacity of 600,000 tons of rebars and merchant bars will be built. Work on the site is expected to start during the second quarter of 2008 and commissioning of the mill is scheduled for the beginning of 2010. This first phase represents an investment of approximately $100 million.

•

On December 24, 2007, ArcelorMittal announced the acquisition of Cínter S.A., an important stainless steel tube producer located in Uruguay. The purchase forms part of the strategy of ArcelorMittal to strengthen its stainless steel business in South America. Cínter S.A. enjoys a strong position in stainless steel tubes. It has also developed specialties that will complement the current offer of its stainless business. Its net sales for the year ended September 2007 were $47 million. Cínter S.A. employs approximately 200 people in three sites in Montevideo.

•

On December 24, 2007, ArcelorMittal announced that it had signed a share purchase agreement to acquire 100% of the shares of the Austrian steel distribution company Eisen Wagner GmbH from its current owners. The transaction was designed to further enhance ArcelorMittal’s presence in Central Europe and is subject to the approval of the competition authorities. Eisen Wagner is one of the leading steel distribution companies in Austria. It sold 140,000 tonnes in 2007, out of which 60,000 tonnes of steel products were processed.

Divestments

•

On August 1, 2006, the U.S. Department of Justice (the “DOJ”) announced that it had concluded that the acquisition by Mittal Steel of Arcelor was likely to lessen substantially competition in the market for tin mill products in the eastern United States and filed in the U.S. District Court in Washington, D.C. a consent decree that Mittal Steel had previously signed with the DOJ on May 11, 2006. The consent decree required the divestiture of Dofasco or, if Mittal Steel were unable to sell Dofasco, the divestiture of either Mittal Steel’s Sparrows Point facility in Maryland or Mittal Steel’s Weirton facility in West Virginia. The consent decree provided that the DOJ in its sole discretion would choose which plant would be sold.

On February 20, 2007, the DOJ informed Mittal Steel that the DOJ had selected the Sparrows Point steel mill located near Baltimore, Maryland for divestiture under the consent decree. On August 2, 2007 Mittal Steel announced that it had entered into an agreement to sell Sparrows Point and related railroad, intellectual property and other assets to E2 Acquisition Corporation (“E2”), a joint venture entity sponsored by Esmark Incorporated and Wheeling-Pittsburgh Corporation, with participation by industry and institutional investors. Although ArcelorMittal, as successor to Mittal Steel, received approval for the sale from the DOJ on September 5, 2007, it later terminated its agreement with E2 due to E2’s inability to secure financing. ArcelorMittal will continue to work closely with the DOJ and the court-appointed trustee (who has overall responsibility on behalf of the DOJ to effect the divestiture of the Sparrows Point) to satisfy the terms of the consent decree. ArcelorMittal will continue to operate the plant during the divestiture process.

•

In January 2007, Mittal Steel sold Travi e Profilati di Pallanzeno (“TPP”) and its 49.9% stake in San Zeno Acciai to Duferco for an enterprise value of €117 million (approximately $151 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor.

•

On January 19, 2007, Mittal Steel announced that it had agreed to sell Huta Bankowa Spólka z.o.o. (“Huta Bankowa”) to Alchemia SA Capital Group for an enterprise value of approximately €37 million (approximately $48 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor. The transaction closed during June 2007.

•

On March 5, 2007, Mittal Steel sold Stahlwerk Thüringen GmbH (“SWT”) to Grupo Alfonso Gallardo for an enterprise value of €591 million (approximately $768 million). Such divestment was pursuant to a commitment made to the European Commission in connection with Mittal Steel’s acquisition of Arcelor.

•

On December 3, 2007, ArcelorMittal and Severstal-metiz announced that they had agreed on the sale of ArcelorMittal Wire Solutions’ 50% stake in steelcord producer TrefilArbed Rus (“TA Rus”) to Severstal-metiz. TA Rus was established in 2005 as a joint venture between ArcelorMittal Wire Solutions and Severstal-metiz in the Russian steelcord market, with access to certain technologies of ArcelorMittal Wire Solutions. The sale will allow ArcelorMittal Wire Solutions to focus on its current wire growth markets in Asia. TA Rus, which will change its name to Orelcord, is located at Severstal-metiz’ Orel site. In 2006, its revenues totaled 843 million rubles (approximately $31 million).

Recent Developments

•

On January 8, 2008, ArcelorMittal announced the signature of a Memorandum of Understanding with Société Nationale Industrielle et Minière (“SNIM”), Mauritania. Under the terms of the Memorandum of Understanding, SNIM and ArcelorMittal will jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania. In the first phase of project development, ArcelorMittal will conduct exploratory works and a feasibility study. Onward project execution will be carried out by a joint venture company to be created by SNIM and ArcelorMittal. At the exploratory and prospecting stage, ArcelorMittal’s share will be 30% with an option to increase the stake to 70% once project execution starts.

•

On January 9, 2008, ArcelorMittal announced that it had signed a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal’s strategy to strengthen its welded steel pipes business in South America. Unicon supplies the oil and gas and industrial and construction sectors both domestically and overseas. Total shipments for the year ended March 2007 were 552,000 tonnes. Unicon employs 2,445 people across six pipe making facilities in Venezuela. The transaction is subject to customary closing conditions, which are in progress.

•

On January 11, 2008, ArcelorMittal announced that an accident had occurred at its Abaiskaya mine in Kazakhstan with a loss of 30 lives. The cause of the accident is not yet known. Emergency planning procedures in place at the mine were immediately implemented. A full investigation of the accident has been carried out and as a result the Company is working with the government of Kazakhstan on a program of additional investments to improve and further modernize the mines.

•

On January 16, 2008, ArcelorMittal initiated informational sessions and consultations with employee representatives regarding a reorganization plan for its wire rod operations in Gandrange (Lorraine, France) and in other European locations. At a meeting with the Select Committee of the European Works Council in Luxembourg, the Company outlined its analysis of its wire rod activities in northern Europe and presented a plan to improve the Gandrange plant and optimize this business segment, which is part of the ArcelorMittal group’s European long carbon steel activities.

The project, presented to the staff representatives, aimed to strengthen the specialization of the currently loss-making Gandrange site in the wire rod rolling processes to enhance its future results. This project would be part of ArcelorMittal’s vision for the steel industry in Lorraine, aimed at making it a profitable and sustainable industry. In a separate meeting, ArcelorMittal confirmed its commitment to the neighboring Florange operations in Lorraine (flat carbon steel) and announced further investments.

The Gandrange project presented has two aspects: development of the wire rod and bar mill, which would process billets supplied from other steel plants, in particular from Germany (ArcelorMittal Duisburg-Ruhrort) and Luxembourg (ArcelorMittal Schifflange), thereby enhancing the competitiveness of the overall wire rod business; and closure of the steel plant and billet mill. ArcelorMittal Gandrange intends to fully honor its social responsibilities during the implementation of this reorganization project. The Company, through dialogue with employee representatives, will give priority to the relocation of employees to its other sites (in particular in Florange and in Luxembourg).

At Florange, ArcelorMittal has decided to increase its capital investment budget for 2008 by more than 60%, to a total of €65 million (approximately $96 million). These investments will allow to extend the viability and effectiveness of steelmaking operations of this major integrated flat carbon steel production site.

•

On January 24, 2008, ArcelorMittal inaugurated Arceo, its industrial prototype vacuum plasma steel coating line, in Liège, Belgium. The technology behind this prototype was developed by the Company’s research and development department in partnership with the Walloon region of Belgium in order to provide new uses for flat steel products and to expand the Company’s product range. In addition to being environmentally friendly, the vacuum steel process enhances many properties of steel and can endow it with an anti-bacterial, self-cleaning or anti-corrosive properties.

•

On January 28, 2008, ArcelorMittal, through its steel service center subsidiary SSC Sverige, and BE Group finalized details on the creation of a 50/50 processed flat carbon steel joint venture in Sweden. The deal is subject to review by the competition authorities. This joint venture between ArcelorMittal SSC Sverige, located in Karlstad, and the BE Group facility, in Borlänge, will form the third largest producer on the Swedish market, with a market share of 20%, shipments of 120,000 tonnes and a turnover of more than €80 million. ArcelorMittal SSC Sverige is a facility processing 60,000 tonnes of cut-to-length and slitted products for general industry, the automotive industry, construction and stockists. BE Group is a leading steel, stainless and aluminum trading and service company in Northern Europe, which processes annually 60,000 tonnes of cut-to-length and slitted products for general industrial purposes. This project is subject to regulatory clearance.

•

On January 31, 2008, ArcelorMittal announced that it had signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of $720 million. The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal (“Severstal”) in Russia. Both mines produce coking coal and are located in the Kemerovo region in Russia. As part of the agreement ArcelorMittal will acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. It will also acquire the Severnaya Coal Preparation Plant which is part of the Berezovskaya Mine and three companies that provide the mines with associated services and 100% of the Anzherskoye mine. All the transactions are subject to regulatory approval. Annual production from the three operating mines, which combined have an estimated capacity of more than 140 million tons, was 3 million tons run of mill in 2007.

•

On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar Industria Argentina de Aceros S.A. (“Acindar”) it did not already own which resulted in; a total of 35.0% of Acindar’s capital stock being tendered. On February 14, 2008, the closing date, ArcelorMittal paid the tendering Acindar shareholders $552 million. As of January 31, 2008, ArcelorMittal was the holder of 99.5% of Acindar’s capital stock (including the 64.5% interest in Acindar it held through ArcelorMittal Brasil). Acindar is the largest publicly traded steel company in Argentina and has been listed on the Buenos Aires Stock Exchange since 1948.

•

On February 1, 2008, ArcelorMittal announced that it had agreed to a solution proposed by the federal and regional governments of Belgium regarding the CO2 quota allocation and will consequently prepare for the relaunch of the Seraing (Liège, Belgium) blast furnace number 6. ArcelorMittal is currently planning the actions necessary to relaunch the Liège blast furnace with a view to start producing hot steel starting in the first quarter of 2008.

•

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A, the only major long carbon steel company in Costa Rica, that it did not already own. The other 50% stake was already owned by ArcelorMittal Brasil. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and MBQ (merchant bar quality) steel, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year. Both entities employ around 400 people, and mainly serve the construction market in Central America and the Caribbean.

•

On February 5, 2008, ArcelorMittal announced the completion of its mandatory cash tender offer to shareholders in China Oriental Group Company Limited (“China Oriental”), which it had launched on December 14, 2007. ArcelorMittal had previously entered into a shareholders’ agreement with the controlling shareholders of China Oriental regarding their shareholdings in and the management of China Oriental, and in December 2007, ArcelorMittal entered into a business cooperation agreement with China Oriental and its subsidiaries. The transaction is subject to formal governmental approval. Prior to the offer, ArcelorMittal, together with its concert parties, held approximately 73% of the existing issued share capital of China Oriental. At the completion of the offer, ArcelorMittal, together with its concert parties, increased their aggregate share holding to approximately 92.1%. In consequence, China Oriental’s public float fell below the 25% minimum public float requirement of the Hong Kong Stock Exchange listing rules. Pending restoration to the required levels, trading in the shares of China Oriental on the Hong Kong Stock Exchange was suspended on February 5, 2008.

•

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority (“IDA”) of Egypt’s Ministry of Trade and Industry to construct a steel plant in Egypt. The license was auctioned in a competitive bidding process and ArcelorMittal’s winning bid was approximately $60 million. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of billets through the electric arc furnace. Construction of the plant, which will be located close to the northern Red Sea coast, is expected to start in 2009.

•

On March 6, 2008, ArcelorMittal announced that Romain Zaleski had resigned from its Board of Directors. Mr. Zaleski joined the Board of Directors of ArcelorMittal in October 2006. Mr. Zaleski indicated his sole reason for resigning was to pursue other commercial interests in the steel sector.

•

On March 7, 2008, the Brazilian mining company Vale, the world’s largest iron ore producer, announced that it had agreed with ArcelorMittal to price increases of 65 percent for iron ore, as well as a premium for higher-quality Carajas ore, in line with price increases agreed with other steel makers. Vale cited the continuity of very tight conditions still prevailing in the global iron market as the reason for this increase.

•

On March 13, 2008, ArcelorMittal announced that it had commenced legal action in the Ontario Superior Court in order to require U.S. Steel Canada and Cleveland Cliffs to comply with their commitments to sell their respective interests in Wabush Mines to Dofasco, which held a right of first refusal over such interests. As noted above, ArcelorMittal had previously entered into an agreement with U.S. Steel Canada and Cleveland Cliffs for the sale of their interests in Wabush Mines, but on March 4, 2008, both sellers announced they had repudiated the sale agreement.

•

On March 17, 2008, ArcelorMittal announced that the price offered in the delisting tender offer for all shares of Arcelor Mittal Inox Brasil would be reduced to reflect the interim dividends declared by ArcelorMittal Inox Brasil in a notice to shareholders dated March 14, 2008. The price initially offered by ArcelorMittal was R$100.00 per common share and R$100.00 per preferred share of ArcelorMittal Inox Brasil, and, after the subtraction of the interest on equity already declared on December 19, 2007 and the declaration of interim dividends discussed above, the offer price will be R$94.55 per common share and R$94.00 per preferred share, plus interest at the rate of the Brazilian base savings account rate plus 6% per year from February 28, 2008 until the offer auction date, April 4, 2008. At the current exchange rate, this transaction will represent a cash disbursement of up to approximately $1.8 billion.

Other Information

ArcelorMittal S.A. is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on September 24, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal

19, Avenue de la Liberté

L-2930 Luxembourg

Grand Duchy of Luxembourg

+352 4792-2414

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA Inc.

1 South Dearborn

Chicago, Illinois 60603

United States of America

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MTL”), and are admitted to listing and trading on Euronext Amsterdam by NYSE Euronext (symbol “MT”), Euronext Brussels by NYSE Euronext (symbol “MTBL”), Euronext Paris by NYSE Euronext (symbol “MTP”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (symbol “MTS”).

Arcelor

Arcelor became a subsidiary of Mittal Steel in August 2006 and its results of operations have been included in Mittal Steel’s (the predecessor entity to ArcelorMittal) consolidated results of operations from that date. Arcelor was created in February 2002 by the combination of three steel-making companies, Aceralia Corporación Siderúrgica, Arbed and Usinor. Prior to its acquisition by Mittal Steel (the predecessor entity to ArcelorMittal), Arcelor operated in four market sectors: flat carbon steel, long carbon steel, stainless steel and Arcelor Steel Solutions and Services. In 2005, the last full year prior to Arcelor’s acquisition by Mittal Steel, it produced 46.7 million tonnes of steel and had revenues of €32.6 billion and net income of €3.8 billion.

Summary of the Mittal Steel-Arcelor Combination and Merger

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel increased its ownership to 94.2%, which includes the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds, which were acquired in exchange for approximately 680 million Mittal Steel class A common shares and approximately €8.0 billion ($10.4 billion) in cash. On August 1, 2006, Arcelor became a subsidiary of Mittal Steel and its results of operations were included in Mittal Steel’s consolidated results of operations from that date. The acquisition was accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their estimated fair values at the date of acquisition.

In a Memorandum of Understanding entered into among Mittal Steel, Arcelor, and Significant shareholder on June 25, 2006 (the “MOU”), Mittal Steel agreed that it would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. Following discussions at a meeting held on April 27, 2007, the Mittal Steel Board of Directors decided to organize a two-step process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity.

ArcelorMittal was incorporated on August 13, 2004 under the name Verger Investments S.A. It was a wholly-owned subsidiary of Mittal Steel from April 24, 2007 and was renamed “ArcelorMittal” on April 26, 2007. It did not conduct any operations prior to the merger summarized below. Effective September 3, 2007, Mittal Steel merged into ArcelorMittal, by way of absorption by ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel, and the combined company was renamed “ArcelorMittal”.

On September 25, 2007, ArcelorMittal and Arcelor entered into a merger agreement providing for the merger of ArcelorMittal into Arcelor by way of absorption by Arcelor of ArcelorMittal and without liquidation of ArcelorMittal. On November 13, 2007, the merger became effective and shareholders of ArcelorMittal became shareholders of Arcelor, which was subsequently renamed “ArcelorMittal”. No additional consideration in cash or in kind was paid by Arcelor to the shareholders of ArcelorMittal in connection with the merger.

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to our success in the global steel industry:

Market leader. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of over 130 million tonnes of crude steel for the year ended December 31, 2007. Steel shipments for the year ended December 31, 2007 totaled approximately 110 million tonnes. ArcelorMittal is the largest producer of steel in both Western Europe and Eastern Europe, North and South America, Africa, and the second largest steel producer in the CIS region, with a growing presence in Asia, including a controlling stake in an integrated steel mill in China. We are the largest steel producers in the United States, Canada and Mexico. We are also the largest steel producers in the European Union, with significant operations in France, Germany, Belgium, Spain, Poland, the Czech Republic and Romania. In addition, many of our operating units have access to markets experiencing significant economic growth and which are expected to experience above-average growth in steel consumption (such as Central and Eastern Europe, South America, Africa and CIS). We have a diversified portfolio of products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction and machinery industries. We sell our products in local markets and through a centralized marketing organization to customers in approximately 170 countries Our diversified product offering, including our distribution network and research and development (“R&D”) programs, enables us to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 25% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”) and develops a capability to build long-term relationships with them based on long-term contracts, early vendor involvement, contributions to global OEM platforms and common value-creation programs. By operating a portfolio of assets that are diversified across product segments and geographical regions, we benefit from a number of natural hedges that have historically resulted in relatively stable cash flows weaknesses in any one particular country or region, significant recent world events, and volatility in commodity and currency markets over time.

At the same time ArcelorMittal has potential to create value addition and synergies in markets where it operates. In certain segments and products (such as Stainless Steel and Pipes and Tubes) where it may not be the largest producer, it is in a unique position to be selective in its acquisitions and thereby reduce risks.

Research and Development. Our research and development facilities (principally located in Canada, Brazil, Europe and the United States) help to strengthen our relationship with our customers as we work with them to meet their evolving product needs and developing new steel solutions. Our research and development centers support our business units in process improvement and innovation to produce the best quality steel at the lowest cost and environmental impact. ArcelorMittal’s expanded size has helped it to increase and strengthen the number of research partnerships in which it is involved with world-class scientific and technical universities. ArcelorMittal’s research and development facilities have focused on the following projects:

•

In the automotive sector engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-purchasers. ArcelorMittal has led the way with advanced high-strength steels (AHSS) and high deformability steels;

•	In the appliances industry, the focus has been on anticipating new legal and regulatory requirements and developing environmentally friendly solutions;

•

In construction and civil engineering markets, ArcelorMittal works to develop new products and solutions that will improve safety and comfort, reduce cost or construction time, extend durability, improve architectural quality and, increasingly, reduce environmental impact;

•	In stainless, new ferritic grades have been developed to reduce the ArcelorMittal’s exposure to nickel prices; and

•

ArcelorMittal is taking part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel a growing presence in the wind energy sector, and production of nine new products in a number of niches in the specialty plate market.

For the year ended December 31, 2007, research and development expense was approximately $214 million. With 14 major research centers in Brazil, Canada, Europe and the United States, ArcelorMittal possesses a research and development capability unique in the steel industry.

Low cost position. Due to our global penetration and leading position in many markets, we have a wide scale of operations, including upstream and downstream assets, which serves as a natural hedge to meet specific customer needs and be a low cost supplier in the regions where we do business.

•

Diversified production process. Approximately 85 million tonnes of crude steel are produced through the basic oxygen furnace route, approximately 28 million tonnes through the electric arc furnace route and approximately 4 million tonnes of crude steel through the open hearth furnace route. This provides us greater flexibility in the markets that we serve and provides us leverage to meet customer expectations.

•

Wide product portfolio. By operating a portfolio of assets that are diversified across product segments and geographical regions, we benefit from a number of natural hedges that have historically resulted in relatively stable cash flows despite significant recent world events, and volatility in commodity and currency markets over time.

•

Raw material self-sufficiency. We believe that our relatively high level of self-sufficiency in key raw materials (including 46% iron-ore self-sufficiency, as well as certain quantities of metallurgical coal) is a competitive advantage. Additionally, we benefit from efficient use of steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices, which help to make us one of the lowest cost steel producers in each of the regions in which we operate. Certain of our operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops.

•

Downstream integration. Our downstream integration through AM3S enables us to service our markets and to provide steel solutions to our customers more directly. Our downstream assets have cut-to-length, slitting and other processing facilities, which helps us to maximize operational efficiencies. This helps to make us well-positioned to manage the cyclicality of the steel industry.

Business improvement through company-wide knowledge management program. Knowledge sharing and implementing best practices is an integral part of our management philosophy. Through our global Knowledge Management Program (“KMP”), we share, develop and utilize our knowledge and experience across our facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of our global presence and to have access to the best practices and experience within our company. We believe that the KMP provides a differentiating advantage to our business performance by continuously contributing to reduced procurement and conversion costs and enhanced quality, productivity and profitability.

Strong financial profile. We believe that our strong financial position and cash flow generation, as illustrated by our investment grade credit ratings, enable us to take advantage of acquisition and investment opportunities. We currently have a long-term corporate credit rating of “BBB+” from Standard & Poor’s Ratings Services, a BBB rating from Fitch Ratings and a senior implied rating of Baa2 from Moody’s Investors Service. On December 14, 2007, Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its outlook for long-term Issuer Default Rating to Positive from Stable. On January 17, 2008, Moody’s Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2. As of December 31, 2007, we had cash and cash equivalents (including short-term investments and restricted cash) of $8.1 billion and total debt of $30.6 billion. In addition, including our operating subsidiaries, we had available borrowing capacity of $8.6 billion at December 31, 2007. We are committed to maintaining our strong ratings.

Proven expertise in steel acquisitions and turnarounds. Our management team has proven expertise in successfully acquiring and subsequently integrating operations and turning around underperforming assets within tight timeframes. We utilize a disciplined approach to investing and have teams with diverse expertise from different business units across our company responsible for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of our predecessor company Mittal Steel in 1989, we have grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that we have acquired. In particular, we seek to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. We introduce focused capital expenditure programs, implement company-wide best practices, balance working capital, ensure adequate management resources and introduce safety and environmental improvements at acquired facilities. We believe that these operating and financial measures have reduced conversion costs of production, increased productivity and improved the quality of steel produced at these facilities.

Employees. Knowing them to be our most valuable assets, we devote considerable effort towards securing the right people and getting the best out of them in four key ways: (i) organization effectiveness, which means effectively aligning our organizational structure with our goals and operations; (ii) resourcing, in particular, ensuring that we have the right people in the right roles; (iii) succession planning and development; and (iv) performance management, in particular our management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of core business strategy, 12 over-arching commitments have been developed and communicated to employees and investors. Based on ArcelorMittal’s new values and vision, these commitments address specific areas of performance, such as reducing greenhouse gas emissions and improving health and safety, and also emphasize the Company’s commitment to excellence in areas such as corporate governance, social dialogue and labor standards and products stewardship. All units have been invited to assess their performance against global standards and to develop their roadmap accordingly. This responsibility also applies to local communities in which the Company operates. Given the wide-ranging extent of ArcelorMittal’s operations, the Company is committed to promoting local economic and social development. The ArcelorMittal Foundation was created in May 2007 to support social, educational and health projects for the communities surrounding our operations.

Business Strategy

ArcelorMittal’s success has been built on a consistent strategy that emphasizes size and scale, vertical integration, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to play a leading role in the consolidation of the global steel industry and to be the global leader in the steel industry, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration which reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa and the second largest steel producer in the CIS region, with a growing presence in Asia, particularly in China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 46% is produced in Europe and approximately 19% is produced in other countries, such as Algeria, Kazakhstan, Morocco, South Africa and the Ukraine. ArcelorMittal is able to improve management and spread its risk by operating in six segments based on its geographical and product diversity.

Worldwide steel demand is driven by growth in developing economies, in particular in the BRICET countries. Our expansion strategy over recent years has given us a leading position in Africa, Central and Eastern Europe, South America and Central Asia. We are also building our presence in China and India. As these economies develop, local customers will require increasingly advanced steel products as market needs change.

Products: A global steel producer must be able to meet the needs of different markets. Steel consumption and product requirements clearly differ between mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, we plan to maintain a high degree of product diversification. We also plan to seek opportunities to increase the proportion of our product mix consisting of higher value added products. We produce a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products. With this high degree of product portfolio we are in a unique position to reduce exposure to volatile earnings.

Value Chain: ArcelorMittal plans to continue to develop its upstream and downstream integration. We intend to increase selectively our access to and ownership of low-cost raw material supplies, particularly in locations adjacent to or accessible from our steel plant operations. ArcelorMittal has access to high-quality and low cost raw material through its captive sources and long-term contracts.

Downstream integration is a key element of our strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As our key customers globalize, we intend to invest in value-added downstream operations, such as steel service centers and building and construction support unit services for the construction industry. In addition, we intend to continue to develop our distribution network in selected geographic regions. These downstream and distribution activities should allow us to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore we will continue to expand our production of value-added products in developing markets, leveraging off our experience in developed markets.

Growth Plan: ArcelorMittal has initiated a strategic plan designed for growth by increasing shipments to 130 million tonnes by 2012, a 20% increase over 2006 levels (including the output of Sicartsa for that year). This plan is based on projected world steel production growth of 3-5% per year, translating into an increase of 20-30% over the period. ArcelorMittal has based its growth plan on the low end of this projected world market growth in order to support a healthy global supply/demand situation. Should global demand grow at more than 3% per annum, we will adjust our growth target to meet demand.

M&A/Greenfield growth: Mergers and acquisitions are a key pillar of our strategy to which we bring unique experience, in particular in terms of integration. While they do not create new capacity, they improve consolidation and offer synergies. ArcelorMittal has continued its predecessor companies’ policy of making strategic and substantial acquisitions and investments, with numerous transactions announced in 2007, and acquisitions and investments for a total value of $12.3 billion (including cash purchase price, assumed debt and shares issued at fair market value) completed in 2007.

Business Overview

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

The following table sets forth selected financial data by operating segment:

The following table summarizes certain financial data relating to our operations in different reportable business segments:

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	AM3S	Others / Elimination**	Total
Year ended December 31, 2005
Sales	11,241	3,676	7,676	9,909	—	—	(4,370)	28,132
Operating income	1,289	367	641	2,335	—	—	97	4,729
Depreciation and impairment	283	174	226	318	—	—	112	1,113
Capital expenditures	304	190	206	479	—	—	2	1,181
Total assets	11,180	3,028	10,283	13,158	—	—	(3,782)	33,867
Total liabilities	2,846	820	7,429	1,646	—	—	5,432	18,173
Year ended December 31, 2006*
Sales	17,585	14,366	13,120	14,388	3,261	5,221	(9,071)	58,870
Operating income	1,912	1,005	1,797	2,584	353	171	(290)	7,532
Depreciation and impairment	641	642	393	447	99	42	60	2,324
Capital expenditures	759	818	577	537	61	62	121	2,935
Total assets	17,293	27,642	21,459	15,947	4,949	4,071	21,320	112,681
Total liabilities	4,881	9,942	6,154	2,743	2,197	2,719	33,571	62,207
Year ended December 31, 2007
Sales	22,895	34,562	23,830	18,229	9,349	16,241	(19,890)	105,216
Operating income	2,987	4,149	3,896	3,184	876	579	(841)	14,830
Depreciation and impairment	1,064	1,400	798	590	275	138	305	4,570
Capital expenditures	1,297	1,742	974	872	263	222	78	5,448
Total assets	19,945	33,421	22,598	11,923	5,564	5,692	34,482	133,625
Total liabilities	6,626	13,181	8,336	4,145	2,278	3,926	33,598	72,090

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).
**	Others / Elimination includes all operations other than those mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

See also Note 24 to the ArcelorMittal Consolidated Financial Statements.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal products include:

•	semi-finished flat products such as slabs;

•	finished flat products such as plates, hot- and cold-rolled sheets, hot-dipped and electro-galvanized sheets, tinplate and color coated sheets;

•	semi-finished long products such as blooms and billets;

•	finished long products such as bars, wire-rods, structural sections, rails and wire-products;

•	seamless and welded pipes and tubes; and

•	stainless steel products.

Steel-making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-mill producers”.

Integrated Steel-making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which in recent years has been characterized by price volatility, generally rising prices and limited availability.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which is generally more expensive and has been subject to price volatility, generally rising prices and limited availability. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

Key Products

Steel-makers primarily produce three types of steel products; flat products, long products and stainless steel. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets. Stainless steel products include austenitic stainless, ferritic stainless and martensitic stainless.

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet).

Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as “coiled”.

Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

Coated Sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Plates. Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

Tinplate. Tinplate is a light-gauge, cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 155 millimeters by 155 millimeters, and blooms generally have square cross-sections greater than

155 millimeters by 155 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars and wire rod sections.

Bars. Bars are long steel products that are rolled from billets. Merchant bar and reinforcing bar (rebar) are two common categories of bars. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment. Rebar is used to strengthen concrete in highways, bridges and buildings.

Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire Rods. Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters. Wire rod is used in the automotive, construction, welding and engineering sectors.

Wire Products. Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as fasteners, springs, concrete wire, electrical conductors and structural cables.

Seamless Tube. Seamless tubes have outer dimensions of approximately 25 to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and the outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Welded Pipes and Tubes. Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

Rails. Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Stainless Steel

Stainless steel is steel with a carbon content less than or equal to 1.2%, together with a chromium content of at least 10.5%, possibly with additional alloying elements. The alloying elements most commonly used in stainless steels are chromium, nickel, molybdenum, titanium, niobium, manganese, nitrogen, copper, silicon, aluminum and vanadium. The addition of other elements provides further advantages, such as resistance to corrosion in highly aggressive media; resistance to oxidation at high temperatures; toughness and ductility at very low temperatures; high mechanical strength; and fabricability (including drawing, bending, hydroforming, welding and brazing). The following are main classifications of stainless steel:

•	Austenitic stainless steel is the most widely used grade and is characterized as non-magnetic and typically contains 19% chromium, as well as nickel, which increases its corrosion resistance;

•	Ferritic stainless steel is a grade characterized as being magnetic with low carbon content and chromium content of 13-17%;

•	Martensitic stainless steel is a grade characterized as being magnetic and has a 12% chromium content and a moderate carbon content; and

•	Duplex 318 series stainless steel is a grade characterized as having greater strength and corrosion resistance properties than other grades.

Electrical steels

There are three principal types of electrical steel: grain-oriented steels, non-oriented fully processed steels and non-oriented semi-processed steels:

•

Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H is a high permeability grade which offers extremely low power loss.

•

Non-oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available.

•

Non-oriented semi processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron is produced by removing the oxygen from iron ore without melting it. Direct reduced iron is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap.

In 2007, ArcelorMittal was one of the world’s largest producer of direct reduced iron, with total production of 9.9 million tonnes. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Raw Materials and Energy

Our principal raw material input items are iron ore, solid fuels, metallics, alloys, metals, energy and industrial gases.

Our purchasing strategy consists of:

•	Pursuing the lowest unit price available based on the principles of total cost of ownership and value in use models through aggregated purchasing, supply chain and consumption optimization;

•	Acquiring and expanding captive sources of certain raw materials, in particular iron ore, coal, bulk alloys and manufacture of refractory products;

•	Exploiting our global purchasing reach; and

•	Leveraging local cost advantages on a global scale.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. Mines are also under development in among others Liberia, Mexico, the Ukraine and Senegal. ArcelorMittal also has in place certain strategic contracts providing long-term sources of iron ore. Together, these accounted for 46% of ArcelorMittal’s iron ore needs in 2007.

ArcelorMittal has long-term supply contracts with leading global and regional iron ore suppliers and enters into long-term agreements to meet a substantial portion of its iron ore requirements. ArcelorMittal’s principal international suppliers include Vale in Brazil, Cleveland-Cliffs Inc. in the United States, Metalloinvest in Russia, Kumba Iron Ore Ltd. in South Africa, Société Nationale Industrielle et Minière (S.N.I.M.) in Mauritania, Luossavaara-Kiirunavaara AB (LKAB) in Sweden and Rio Tinto Ltd. in Australia.

Solid Fuels

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in the United States, Canada, Mexico, Brazil, Spain, France, Belgium, Poland, Czech Republic, Kazakhstan, South Africa, Romania and the Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from other domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties.

ArcelorMittal USA produces approximately 30% of its coke requirement in its own batteries. An additional 55% is provided by long-term contracts from dedicated coke batteries owned by third parties. These contracts provide formula-priced coke independent of changes in the coke market. Part of this third-party coke comes from the environmentally friendly Jewell-Thompson design. The location of the batteries provides flexible and low-cost delivery to the ArcelorMittal USA’s mills. The residual coke requirement is filled by a mix of domestic contracts and foreign spot market purchases allowing ArcelorMittal USA to match its coke purchases with planned consumption.

ArcelorMittal also operates a stand-alone coke plant in Poland, Zaklady Koksownicze Zdzieszowice Sp. z o. o. which produces approximately 4 million tonnes of coke annually. 90% of this annual production is supplied to ArcelorMittal plants. The remainder is sold to external customers.

ArcelorMittal also has significant coking coal mines in Kazakhstan that supply all the coal requirements for its operations in Kazakhstan and a portion of its coal requirements primarily at its Ukrainian and Romanian plants. In addition, in the United States, we have access to coking coal pursuant to a strategic contract based on cost plus basis. In addition, ArcelorMittal has its own steam coal mines in South Africa used for power generation for the ArcelorMittal South Africa’s plants.

Metallics

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. At its U.S. operations, there are no scrap contracts available as all purchases must be made in the spot market on a monthly basis. In Europe, ArcelorMittal is implementing long -term contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally accepted indices or negotiated on a quarterly basis.

Base Metals

All of our base metal needs, including zinc, tin and aluminum for coating as well as nickel for stainless steel production, are purchased under long -term volume contracts. Pricing is based on the London Metals Exchange prices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts. The duration of these contracts varies significantly among the various areas and types of arrangement.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canada and Mexico operations from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with prices fixed by either contract or tariff based on spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil based pricing systems. Contracts are either based on a tariff systems or long term contracts.

The remaining natural gas consumption represents less than 20% of the ArcelorMittal’s total consumption and is generally based in regulated markets.

Industrial Gases

ArcelorMittal procures its industrial gas requirements under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AMS”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AMS determines cost-efficient approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and of semi-finished and finished products. It has an office in London, a key hub of the global shipping business.

AMS has a staff of 25 in London, whose key objectives are to ensure cost effective and timely shipping services to all units. AMS also acts as manager for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”). GC handles approximately 15% of the Company’s raw materials which are transported by sea by chartering vessels on a short- to long-term basis. It has four Panamax vessels on bareboat charters and at any given time has approximately 25 ships under control, mainly for internal customers.

In 2007, AMS arranged transportation for approximately 95 million tonnes of cargo, which is expected to increase to approximately 110 million tonnes in 2008.

AMS is also involved in setting and implementing a strategy to limit exposure to the volatility of the shipping market by various hedging tools, including a mix of short- and long-term call on arrival, paper trades, own tonnage chartered as well as ownership of vessels.

AMS is also responsible in providing shipping services to the marketing organizations of the Company. This includes forwarding services and complete logistic services through ArcelorMittal Logistics, with offices throughout Western Europe. It provides complete logistic solutions from plants to customer locations using various modes of transport including ships.

Purchasing

ArcelorMittal has implemented a centralized purchasing process for its major procurement requirements, including in the areas of raw materials, industrial services, industrial equipment, spares and maintenance as well as capital expenditure items, energy, shipping, and facility construction.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, centralizing its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge where required for the acquisition of industrial services and plant equipment and facilities.

This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of captive raw materials sources.

During 2007, a global and integrated Total Cost of Ownership project was launched which builds on previous expertise employed in a number of sites. This project seeks to change the business approach from unit cost-based decision making to total cost of ownership-based decision making seeking to lower the total cost of production through innovative steps including minimization of waste, improve input material recovery rates and higher rate of recyclability and the total lifecycle cost.

Marketing

In 2007, ArcelorMittal sold approximately 110 million tonnes of steel products into a global market estimated to be approximately 1.3 billion tonnes.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity, to be managed at production unit level. In instances where more than one production exists in relatively close proximity to each other, and where the market requirements are rather similar, the sales function is aggregated to serve a number of production units. In the EU region, ArcelorMittal owns a large number service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

Export sales are by preference executed through the activities of the in-house export trading arm to ensure co-ordinated market entry in the country of destination for all ArcelorMittal products.

Globally, all sales though executed at local level are coordinated strategically to ensure harmonized contract, price, rebate and payment conditions for the ArcelorMittal group as a whole.

For some global industries, with customers in more than one of the geographical areas ArcelorMittal services, dedicated sales and service organizations exist. This is most notably the case for the automotive industry and the packaging markets. The sales through these channels are also subject to global coordination with respect to contract, price, rebate and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at local level. In practice this translates mostly to regional marketing competencies, particularly in markets where a large amount of similarity exist between different markets in close geographical proximity with each other. At a global level, the objective is to share marketing intelligence with a view to identify new opportunities: either in new products or applications, or in new geographical demand. Where new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing appropriate products.

An important part of the marketing function in ArcelorMittal is to develop short-range outlooks that provide future perspectives on the state of market demand and supply. These outlooks are shared with sales in the process of finalizing the sales strategy for the immediate future.

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in every market.

Insurance

ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the concurrence of an insured event under these policies. Former Arcelor entities have similar coverage through a separate insurance policy up to the next renewal date of June 1, 2008, when they will be consolidated under the above ArcelorMittal Companywide policies.

Each of the operating subsidiaries of ArcelorMittal also maintains various other types of insurance, such as public and products liability, directors and officers liability, commercial crime, marine and cargo, charters liability, workman’s compensation and various other types of local insurance as required.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications thereof that it conceives of, develops and implements in territories throughout the world. Such patents and inventions are primarily in relation to steel solutions with new or enhanced properties and to new and more cost-efficient technologies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. After the current patent portfolio screening that is regularly implemented to optimize global efficiency of patent portfolio, the ArcelorMittal group patent portfolio includes more than 5,500 patents and patent applications, mostly young or middle aged, for more than 680 patent families, with more than 45 inventions newly protected in 2007. Because of this constant innovation, we do not expect the lapse of patents that protect our older technology to materially affect our current revenues.

In addition to our own patent portfolio and the ArcelorMittal group’s technical know-how and other unpatented proprietary information, we have also been granted licenses for technologies developed by third parties in order to allow us to propose very comprehensive steel solutions to our customers. Furthermore, we are not aware of any pending lawsuits alleging our infringement of others’ intellectual property rights that could materially harm our business.

Government Regulations

See “Item 3D—Key Information—Risk Factors” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes that are or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. In addition to capital investments required for additional controls and other improvements ArcelorMittal has reserves of approximately $889 million for environmental remedial activities and liabilities.

ArcelorMittal has established corporate environmental guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. In July 2007, ArcelorMittal launched its revised environmental policy. The policy establishes ten main principles that guide ArcelorMittal practices worldwide, including: the implementation of certified management systems for all production facilities; legal and regulatory compliance; continuous improvement in environmental performance; development and application of low impact production methods; efficient use of resources; and employee, supplier, and contractor awareness. ISO 14001, the internationally recognized standard for Environmental Management Systems (EMS), forms the basis for ArcelorMittal’s management arrangements. ISO 14001 certification is a mandatory objective for ArcelorMittal production facilities. By the end of 2007, 141 ArcelorMittal sites had attained formal certification. Further, to establish an environmental performance baseline, a database has been established which compiles air, water, energy and residues data for all facilities, worldwide. To minimize ArcelorMittal’s environmental impact, four major areas have been identified for specific management focus: atmospheric emissions; water flows; residues management; and contribution to climate change.

With regard to climate change, ArcelorMittal’s activities in the EU are subject to the EU Emissions Trading Scheme, and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to the United States, Canada and other jurisdictions. The post-2012 carbon market is presently very uncertain, but ArcelorMittal is closely monitoring regulatory and legislative developments and is endeavoring to reduce its own emissions. As part of the global challenge to climate change, ArcelorMittal supports and informs policy development, engaging with relevant regulatory bodies.

United States

In the United States, environmental laws and regulations include the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act (“RCRA”), Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act, and the Toxic Substances Control Act, as well as applicable state and local environmental requirements. Under the Clean Air Act, for example, several of ArcelorMittal USA’s facilities are subject to new regulations requiring the application of maximum achievable control technology to reduce hazardous air pollutant emissions from integrated iron and steel manufacturing units. ArcelorMittal USA completed installation of these controls within the applicable time requirements at a cost of over $120 million. Several of ArcelorMittal USA’s facilities are subject to revised effluent regulations issued in 2002 under the Clean Water Act, and compliance with such regulations will be required as new facility discharge permits are issued for continued operation. ArcelorMittal USA anticipates spending over $40 million on wastewater treatment plant improvements during 2008.

ArcelorMittal USA also anticipates spending approximately $80 million over the next 40 years, including $8 million during 2008, to address the removal and disposal of polychlorinated biphenyls (“PCB”) equipment and asbestos material encountered during the operation of its facilities.

ArcelorMittal is also conducting, or has liability for, significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at ArcelorMittal’s current facilities; in other cases, it is present at former facilities or third-party waste disposal sites. All of ArcelorMittal USA’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as Brownfield Projects. Superfund and analogous U.S. state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA is a potentially responsible party at several state and federal Superfund sites. ArcelorMittal USA could incur additional costs or liabilities at these sites if additional cleanup is required, private parties sue for personal injury or property damage, or other responsible parties sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA could also be named a potentially responsible party at other sites if its hazardous materials or those of its predecessor were disposed of at a site that later becomes a Superfund site.

European Union

For our operations in the European Union, significant EU Directives and regulations applicable to our production units include Directive 2008/1/EC of January 15, 2008 concerning integrated pollution prevention and control (the “IPPC Directive”), which applies common rules for permitting and controlling industrial installations; this directive is completed by E-PRTR regulation (EC) N° 166/2006 (European Pollutant Release and Transfer Register) of January 18, 2006 implementing the yearly reporting on release of pollutants and off-site transfer of waste; Directive 2004/35/EC of April 21, 2004 on environmental liability with regard to the prevention and remediating of environmental damage (or Environmental Liability Directive), which provides for a program to establish liability for remediation of damage to and contamination of the environment; Regulation (EC) N° 1013/2006 of June 14, 2006 on shipments of waste; and Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (or Emissions Trading Directive), which established a program under which EU member states are allowed to trade greenhouse gas emission allowances within the European Union, subject to certain conditions.

The following EU Directives on environmental quality standards are also significant: Directive 1999/30/EC of April 22, 1999, 2000/69/EC of November 16, 2000, 2002/3/EC of February 12, 2002 and 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air these directives will merge in a single directive on ambient air quality and cleaner air for Europe during the first half of 2008 and will be completed by thresholds on very fine particulates; and Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants. A new Directive governing ambient air quality, merging the current Directives and establishing limits for fine particulates, is expected to become effective in 2011.

EU Directives applicable to our products include those relating to waste electrical and electronic equipment (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004); and REACH regulation (EC) N° 1907/2006 (for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006), which controls the chemical substances manufactured in or imported into the EU market in volumes over one tonne per year and came into effect in June 2007. In June 2007, ArcelorMittal set up at the corporate level a dedicated task force in charge of strategic aspects and a platform in charge of technical issues to achieve implementation of REACH and of the United Nations Globally Harmonized System of classification and labeling (GHS), which is being incorporated into REACH.

During the next several years, ArcelorMittal anticipates that its capital investments for environmental matters in the European Union will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IPPC Directive.

In particular, ArcelorMittal’s operations in the European Union are subject to the Emissions Trading Directive, which is the EU’s central instrument for achieving the EU member states’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for CO2 emissions. The ETS covers more than 10,000 installations across the EU, including combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, and pulp and paper. At the heart of the ETS is the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of CO2. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or buy the extra allowances that they need on the open market.

Although the National Allocation Plans (NAPs) are not finalized yet in all member states, the allowances assigned to ArcelorMittal operating subsidiaries in the EU are expected to be short for the trading period 2008-2012. ArcelorMittal plans to achieve compliance by the implementation of performance efficiency projects, the generation of the credits in non-EU countries and the purchase of emission rights on the market. For the period after 2012, the EU is considering the implementation of a more stringent ETS scheme. In January 2008, the European Commission proposed a number of changes, including centralized allocation rather than national allocation plans, auctioning a greater share of permits rather than allocating freely, and caps designed to achieve an overall reduction of greenhouse gases for the sector of 21% in 2020 compared to 2005 emissions.

In 2004, ArcelorMittal initiated, a legal action before the European Court of First Instance (CFI) against the Emissions Trading Directive. ArcelorMittal sought an order finding the Emissions Trading Directive to be partially void and providing compensation for the damages that it may suffer. In addition, national legal actions relating, inter alia, to the exclusion of steel installations from the emissions trading system were subsequently initiated in France, Belgium, Spain and Luxembourg, and national legal actions relating to the allocation of CO2 allowances were initiated in Germany. National proceedings have advanced furthest in France, where the “Conseil d’Etat” sought in 2007 a preliminary ruling before the European Court of Justice (CoJ) in relation to the principle of non-discrimination (equal treatment of steel with aluminum and plastics). In Luxembourg, the national court proceeding has been suspended until the judgment of the CFI is rendered. In Spain, a request A hearing at the CoJ took place on March 11, 2008, and another hearing is scheduled at the CFI on April 15, 2008.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions.

South Africa

A new Waste Management Bill was published in September 2006 placing a strong focus on avoidance, minimization at source, re-use, recycling and remediation of contaminated land. This Bill is expected to become an Act during the second half of 2008, and new disposal permits will be issued in terms of this Act.

The new Air Quality Act is still in a phase of partial implementation, and strict ambient standards (based on European Union standards) have been published. In the meantime, the authorities have engaged in a permit review process under the existing Atmospheric Pollution Prevention Act and new revised permits will be issued to all ArcelorMittal plants during the first half of 2008. The reviewed permits will be transferred into new licenses once the new Act is fully implemented. An important investment program is on track or will be completed over the next years to answer these new environmental requirements.

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006. The new regulation is significantly toughening the emission limits of 140 compounds for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

Brazil

A new federal resolution by CONAMA, the Brazilian National Environmental Council, published on April 6, 2006, sets forth guidelines for the environmental compensation plan pursuant to Law no. 9.985, of July 18, 2000. CONAMA resolution No. 382/2006, published on January 2, 2007, imposes more stringent limits on the steel industry for dust, sulphur dioxide and nitrogen oxide.

Algeria

An Executive Decree dated April 15, 2006 regarding atmospheric emissions and pollutants in effluent waters will require units exceeding regulatory values to comply before 2011.

Kazakhstan

A new environmental code is in application since February 2007 regarding regulations for air, water and residues. ArcelorMittal Temirtau has decided to install a new converter shop gas cleaning system for an investment of $120 million in 2008.

Bosnia and Herzegovina

A new set of laws and regulations entered into force on January 1, 2008. In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan has been submitted to federal and local authorities. The program of investments relating to that plan amounts to approximately €39 million for the 2008-2011 period and approximately €25 million for the 2012-2014 period.

Canada

Environment Canada released its Clean Air Regulatory Agenda framework in April 2007. Under the proposed legislation, emission-intensity reductions will be applied to greenhouse gases beginning in 2010, and absolute limits on emissions of certain conventional air pollutants will be in effect in 2015. The federal government has also introduced legislation which will oblige steelmakers and automakers to co-fund a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream. The mercury legislation will also oblige steelmakers to implement a mercury-free scrap purchasing policy.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to our Quebec Cartier Mining and ArcelorMittal Contrecoeur works. This program will force Quebec Cartier Mining to invest in some waste water treatment.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 23 to the ArcelorMittal Consolidated Financial Statements.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. In March 2007, ArcelorMittal launched its revised health and safety policy aimed at reducing the rate and frequency of accidents on a continuing basis. The policy outlines the commitment ArcelorMittal has made to the Health and Safety of all employees and implements a common Health and Safety model across the entire organization which permits the Corporate Health and Safety department to define and follow-up performance targets and monitor results from every business unit. Further, an injury tracking and reporting database is being implemented to track all information on injuries, lost man days and other significant events. It incorporates a return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to improve prevention and prevent recurrence.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and worldwide sales. In 2006, more than 16 countries (treating the EU as one country) had one or more trade remedies in place affecting various steel mill products. In 2007, the United States, the European Union and certain other countries, sought trade remedies against the injury and the threat of material injury originating specifically from China as well as other Far East steel mill products producing nations.

Under international agreement and the domestic trade law of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause material injury (or threat of injury) to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing fee) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Each year there typically are a range of the so-called “sunset” reviews affecting various countries of interest to ArcelorMittal (for example, in the United States we had hot dipped metallic coated and hot rolled coils sunset reviews in 2007).

All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of material injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and material injury are likely to continue or recur, then the orders are continued.

In a number of markets ArcelorMittal has manufacturing operations and hence may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulation. In other situations, particular operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries where ArcelorMittal is producing, state intervention impacts on trade issues (for example, exports of steel mill products could require licenses from the Ministry of Industry and Trade , or could be required to domicile, or submit for registration, export contracts with the Central Bank).

State Aid

Under European Community law, any form of state aid (non-commercial state support including, for example, cash payments or the exemption from taxes) is generally prohibited unless approved by the European Commission (article 87 and 88 EC Treaty). Aid that has been granted contrary to European Community law must in general be recovered from the aid beneficiary by the member state that granted it. The general state aid rules of the European Community are applicable to steel products, and there are specific rules applicable to the steel industry. ArcelorMittal’s operating subsidiaries located in the European Union are subject to state aid rules.

Before the recent enlargement of the European Community in 2004, the European Community and its member states had concluded “Europe Agreements” with certain Central and Eastern European countries with a view of facilitating the subsequent accession of these countries to the European Union. These agreements contain rules that extended the substantive state aid rules to such future member states. However, the Europe Agreements provided for separate state aid rules for the steel sector, which allowed, under specific conditions and for a limited period of time, aid for the restructuring of the national steel industry of the Central or Eastern European country.

The regime governing public aid to the steel sector under the Europe Agreements was further implemented, and to some extent modified, as part of the transitional arrangements that were negotiated in the framework of the accession of ten Central or Eastern European countries (including the Czech Republic and Poland) to the European Union on May 1, 2004, and Romania’s accession to the European Union on January 1, 2007. The transitional arrangements became part of the respective treaty of accession to the European Union.

The transitional arrangements for each of the Czech Republic, Poland and Romania allow restructuring aids granted prior to the date of accession to certain steel undertakings (known as benefiting companies) if certain conditions are met. In particular, they impose restrictions on benefiting companies, the total amounts of aid (including limits for each benefiting company), and the time periods during which such aid can be granted, and require certain capacity reductions for finished products to be achieved within a specific time-frame. Moreover, the transitional arrangements provide that restructuring aid to benefiting companies is subject to national restructuring plans and individual business plans approved by the Council of Ministers of the European Union. Benefiting companies are also subject to certain rules concerning the merger with, or the taking-over of assets of, non-benefiting companies.

Certain of ArcelorMittal’s operating subsidiaries located in Central and Eastern Europe—ArcelorMittal Ostrava, Valcovny Plechu Frydek Mystek, ArcelorMittal Poland, ArcelorMittal Galati, ArcelorMittal Hunedoara and Arcelor Huta Warszawa—are benefiting companies subject to these transitional arrangements.

Foreign Exchange

ArcelorMittal South Africa’s operations are subject to exchange controls that are enforced by the South African Central Bank. Prior approval is required for foreign funding, hedging policies and offshore investments. Import payments are monitored by the Central Bank, and export receipts are subject to certain restrictions relating to the tenure for which these receipts may be held in foreign currencies. These restrictions have historically not had a significant impact on the operations of ArcelorMittal South Africa.

The purchase and sale of foreign currency by Kazakh residents (including individuals and legal entities) is restricted by the National Bank of Kazakhstan. Purchases and sales of foreign currency may be conducted only by residents through authorized banks or other authorized organizations. Payments in “routine currency operations” may be made by residents of Kazakhstan to non-residents through authorized banks without restriction. Such “routine currency operations” include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages, pensions and alimony. Operations involving the movement of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the movement of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid only for a single transaction. These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions and loans having terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature. Transactions in which ArcelorMittal Temirtau engages and which are subject to licensing or registration requirements are being complied with, and there is no violation of National Bank of Kazakhstan rules for any transaction.

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current account, while freely permitted for the import of goods, are subject to controls for payments for service contracts. Dividend repatriation is permitted on overseas capital investments. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts out of which 20% can be utilized freely and the balance can be utilized with certain restrictions. Hedging of currencies is tightly regulated and restricted.

Ukraine has an extensive legislative framework in the area of currency control and financial instruments that governs all aspects of transactions in local and foreign currency. The main regulatory body of the government is the National Bank of Ukraine (“NBU”), which has wide regulatory powers in this field. The NBU maintains the hryvnia in a narrow range against the U.S. dollar. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and may be done provided the grounds for such types of transactions are in line with the requirements and within the limits provided by NBU regulations.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. Foreign exchange rates are freely negotiated, but may be influenced by Central Bank intervention. The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, although it has intervened occasionally to control unstable movements in foreign exchange rates. Exchange controls on foreign capital and international reserves are administrated by the Central Bank of Brazil. Foreign exchange policy is formulated by the National Monetary Council. Trade policy is implemented by the Ministry of Development, Industry and Foreign Trade through the Secretariat of Foreign Trade.

C. Organizational Structure

Corporate structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the current operational structure, including ArcelorMittal’s significant operating subsidiaries, and not the legal or ownership structure of ArcelorMittal.

The following table identifies by operating segment each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

Flat Carbon Americas

ArcelorMittal Dofasco Inc.	1330 Burlington Street East P.O. Box 2460 L8N 3J5 Hamilton, Ontario Canada	100%

ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B Apartado Postal No. 19-A C.P. 60950 Cd. Lázaro Cárdenas, Michoacán Mexico	100%

ArcelorMittal USA Inc.	1, South Dearborn Chicago, IL 60603 USA	100%

Companhia Siderúrgica de Tubarão S.A.	Av. Brigadeiro Eduardo Gomes, 930 Jardim Limoeiro 29163-970 Serra Espirito Santo Brazil	100%

Flat Carbon Europe

Aceria Compacta de Bizkaia S.A.	6, Chavarri 48910 Sestao Vizcaya Spain	79.78%

Arcelor Produits Plats Wallonie	Quai du Halage, 10 4400 Flemalle Belgium	100%

Arcelor Steel Belgium N.V.	Avenue de l’Yser, 24 1040 Brussels Belgium	99.82%

ArcelorMittal Atlantique et Lorraine SAS	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

ArcelorMittal Bremen GmbH	Carl-Benz Str. 30 D-28237 Bremen Germany	100%

ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1 D-15890 Eisenhüttenstadt Brandenburg Germany	100%

ArcelorMittal España S.A.	Residencia La Granda 33418 Gozon Asturias Spain	99.79%

ArcelorMittal Flat Carbon Europe SA	Avenue de la Liberté, 19 L-2930 Luxembourg Luxembourg	99.82%

ArcelorMittal Galati S.A.	Strada Smardan nr. 1 Galati Romania	99.65%

ArcelorMittal Méditerranée SAS	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

ArcelorMittal Ostrava a.s.	Vratimovska 689 707 02 Ostrava-Kunčice Czech Republic	85.47%	(1)

ArcelorMittal Packaging SA	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

ArcelorMittal Piombino S.p.a.	Via S.Egidio nr.16 50123 Firenze Italy	99.79%

ArcelorMittal Poland S.A.	Ul. Chorzowska 50 40-121 Katowice Poland	98.99%	(1)

Cockerill Sambre S.A.	Rue Trasenster, 21 4102 Seraing Belgium	100%

Industeel Belgium S.A.	Rue de Châtelet, 266 6030 Charleroi Belgium	100%

Industeel France S.A.	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

Long Carbon Americas and Europe

Acindar Industria Argentina de Aceros S.A.	2739, Estanislao Zeballos B1643 AGY Buenos Aires Argentina	65.21%	(3)

Arcelor Huta Warszawa Sp.z.o.o.	UL.Kasprowicza 132 01-949 Warszawa Poland	100%

ArcelorMittal Belval & Differdange SA	66, rue de Luxembourg 4221 Esch sur Alzette Luxembourg	99.82%

ArcelorMittal Bergara, S.A.	6, C/Ibarra 20570 Bergara Spain	99.79%

ArcelorMittal Brasil S.A.	1115, avenida Carandai 24° Andar 30130-915 Belo Horizonte- MG Brazil	100%

ArcelorMittal Commercial Sections SA	66, Rue de Luxembourg 4221, Esch-sur-Alzette Luxembourg	99.82%

ArcelorMittal Hamburg GmbH	Dradenaustrasse 33 D-21129 Hamburg Germany	100%

ArcelorMittal Hochfeld GmbH(2)	Wörthstrasse 125 D-47053 Duisburg Germany	100%

ArcelorMittal Madrid, S.L.	Ctra. De Toledo KM 9,200 28021 Madrid Spain	99.79%

ArcelorMittal Olaberría, S.L.	Carretera Nacional Madrid—Irun S/N 20212 Olaberría Spain	99.79%

ArcelorMittal Ostrava a.s.	Vratimovska 689 707 02 Ostrava-Kunčice Czech Republic	85.47%	(1)

ArcelorMittal Point Lisas Ltd.	Mediterranean Drive Point Lisas Couva Trinidad and Tobago	100%

ArcelorMittal Poland S.A.	Ul. Chorzowska 50 40-121 Katowice Poland	98.99%	(1)

ArcelorMittal Rodange & Schifflange S.A.	1, rue de l’Industrie BP 24 4801 Rodange Luxembourg	79.70%

ArcelorMittal Ruhrort GmbH(2)	Vohwinkelstrasse 107 D-47137 Duisburg Germany	100%

ArcelorMittal USA Inc.	1 South Dearborn Chicago, IL 60603 USA	100%

Mittal Canada Inc.	4000, route des Aciéries Contrecoeur Québec J0L 1C0 Canada	100%

ArcelorMittal las Truchas, S.A. de C.V.	Francisco J Mujica 1 60950, Lázaro Cárdenas Michoacán Mexico	99.87%

AACIS

ArcelorMittal Annaba Spa	Sidi Amar El-Hadjar Complex B.P. 2055 Annaba 23000 Algeria	70%

ArcelorMittal South Africa Ltd.	Main Building, Room N3/5 Delfos Boulevard Vanderbijlpark, 1911 South Africa	52.02%

JSC ArcelorMittal Temirtau	Republic Ave., 1 101407 Temirtau Karaganda Region Republic of Kazakhstan	100%

Mittal Steel Liberia Limited	401, Ocean View Apartments, UN Drive, Monrovia Liberia	70%

OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street Kryviy Rih 50095 Dnepropetrovsk Oblast Ukraine	94.67%

Société Nationale de Sidérurgie, S.A.	Route Nationale n° 2 Km 18 BP 551 Al Aarroui Morocco	32.34%	(4)

Stainless Steel

ArcelorMittal Inox Brasil S.A.	Avenida Joao Pinheiro, 580 Centro 30130-180 Belo Horizonte Minas Gerais Brazil	57.32%	(5)

ArcelorMittal Stainless Belgium	Avenue de l’Yser, 24 1040 Brussels Belgium	99.82%

ArcelorMittal Stainless France	1 à 5, rue Luigi Cherubini 93200 St Denis France	100%

AM3S

ArcelorMittal Construction France S.A.	Immeuble Hermès 20, rue Jacques Daguerre 92500 Rueil Malmaison France	100%

Arcelor International America, LLC	1, South Dearborn Street 60603 Chicago USA	100%

ArcelorMittal Auto Processing France SAS	Route de Saint Leu d’Esserent 60160 Montataire France	100%

ArcelorMittal International FZE	Jebel Ali Free Zone LOB 15523. PO Box 17619, Dubai United Arab Emirates	99.82%

ArcelorMittal Stalhandel Gmbh	Gutenbergstrasse 11 D-33790 Halle Germany	100%

(1)	Represents the percentage of shares to which ArcelorMittal has title or that are subject to an executed agreement providing for their transfer to ArcelorMittal at a fixed price and future date.
(2)	ArcelorMittal Ruhrort and ArcelorMittal Hochfeld are together referred to as ArcelorMittal Duisburg.
(3)	Acindar Industria Argentina de Aceros S.A. is controlled by ArcelorMittal Brasil, a subsidiary of ArcelorMittal.
(4)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a subsidiary of ArcelorMittal.
(5)	Offer underway for outstanding shares.

Operating Segments

ArcelorMittal operates its business in the following six operating segments:

•	Flat Carbon Americas;

•	Flat Carbon Europe;

•	Long Carbon Americas and Europe;

•	Asia, Africa and CIS;

•	Stainless Steel; and

•	AM3S.

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at twelve integrated and mini-mill sites located in four countries. In 2007, shipments from Flat Carbon Americas totaled 27.9 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 14 integrated and mini-mill sites located in eight countries. In 2007, shipments from Flat Carbon Europe totaled 34.4 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms and wire drawing. In Long Carbon Americas, production facilities are located at ten integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 15 integrated and mini-mill sites in seven countries. In 2007, shipments from Long Carbon Americas and Europe totaled approximately 24.6 million tonnes.

Asia, Africa and CIS produces a combination of flat and long products and pipes and tubes. It has nine flat and long production facilities in six countries. In 2007, shipments from Asia, Africa and CIS totaled approximately 20.9 million tonnes, with shipments having been made worldwide.

Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America. In the Americas, production facilities are located at one integrated site located in one country, while in Europe production facilities are located at four mini-mill sites in two countries. The products produced by Stainless Steel are sold to customers primarily in the following industries: domestic appliances and household equipment; automotive; construction; and general industry. In 2007, shipments from Stainless Steel totaled approximately 1.9 million tonnes.

Arcelor Mittal Steel Solutions and Services (“AM3S”) is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

D. Property, Plant and Equipment

ArcelorMittal

ArcelorMittal’s principal operating subsidiaries are grouped into six segments, and ArcelorMittal has production facilities in twenty countries in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies.

Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

See also “—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Production Facilities of ArcelorMittal

The following table sets forth a general description of ArcelorMittal’s principal production units:

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Coke Plant	66	36.8	32.1
Sinter Plant	35	107.9	90.5
Blast Furnace	68	108.4	82.5
Basic Oxygen Furnace (including Tandem Furnace)	80	111.8	87.7
DRI Plant	15	12.3	9.9
Electric Arc Furnace	51	38.5	31.0
Continuous Caster—Bloom / Billet	49	39.4	28.5
Breakdown Mill (Blooming / Slabbing Mill)	8	16.9	9.9
Billet Rolling Mill	5	7.8	2.7
Section Mill	28	15.1	12.1
Bar Mill	28	9.6	6.5
Wire Rod Mill	22	14.0	10.7
Continuous Caster—Slabs	58	102.3	77.2
Hot Rolling Mill	34	93.3	65.1
Pickling Line	54	50.0	30.6
Tandem Mill	46	43.4	29.6
Annealing Line	69	20.0	13.1
Skin Pass Mill	44	23.6	13.0
Hot Dip Galvanizing Line	63	20.6	17.0
Electro Galvanizing Line	16	2.9	2.0
Tinplate Mill	21	5.3	3.6
Tin Free Steel (TFS)	1	0.5	0.2
Color Coating Line	16	2.6	1.5
Plate Mill	7	5.5	3.9
Seamless Pipes	13	2.1	1.2
Welded Pipes	7	0.7	0.3

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth a general description of ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Cleveland	USA	Cleveland, OH	Integrated	Flat
Warren	USA	Warren, OH	Coke making	Coke
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
Hennepin	USA	Hennepin, IL	Downstream	Flat
IH	USA	East Chicago, IN	Integrated	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Lackawanna	USA	Lackawanna, NY	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Sparrows Point	USA	Sparrows Point, MD	Integrated	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
CST	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
Sol	Brazil	Vitoria	Coke Making	Coke
Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Coke Plant	7	6.2	5.8
Sinter Plant	5	14.0	11.8
Blast Furnace	15	30.8	23.4
Basic Oxygen Furnace (including Tandem Furnace)	21	34.4	24.8
DRI Plant	2	4.1	4.0
Electric Arc Furnace	6	6.1	5.8
Continuous Caster—Slabs	20	38.9	29.4
Hot Rolling Mill	8	30.3	20.52
Pickling Line	15	18.1	10.6
Tandem Mill	15	16.8	9.9
Annealing Line	24	10.2	6.3
Skin Pass Mill	15	11.9	6.1
Hot Dip Galvanizing Line	19	7.1	5.1
Electro Galvanizing Line	2	0.5	0.4
Tinplate Mill	8	2.0	1.1
Tin Free Steel (TFS)	1	0.5	0.2
Plate Mill	4	2.2	1.8

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

ArcelorMittal USA

ArcelorMittal USA has 14 major production facilities consisting of five integrated steel-making plants, one basic oxygen furnace/compact strip mill, four electric arc furnace plants and four finishing plants. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

ArcelorMittal USA’s main operations include integrated steel-making plants at Indiana Harbor, Burns Harbor, Cleveland, Sparrows Point and Riverdale. The four electric arc furnace plants are located at Coatesville, Steelton, Georgetown, and the Indiana Harbor Bar operations. The four finishing plants are located at Conshohocken, Lackawanna, Hennepin and Columbus Coatings. The Cleveland plant covers an area of approximately 4.9 square kilometers and the Sparrows Point plant covers an area of approximately 12.5 square kilometers. As discussed elsewhere in this annual report, the Sparrows Point plant is currently in the process of being sold.

ArcelorMittal USA’s two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. ArcelorMittal USA’s Burns Harbor facility produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center and construction and shipbuilding applications. The Burns Harbor plant covers an area of approximately 15.3 square kilometers.

ArcelorMittal USA operates a number of facilities on the Cuyahoga River in Cleveland, Ohio including blast furnaces, slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch anneal shop and a hot dip galvanizing line. In addition, ArcelorMittal USA’s regional coke battery, the Warren Coke Battery, is able to supply approximately 40% of the Cleveland facilities’ coke needs. ArcelorMittal USA’s Weirton, West Virginia facility is a significant producer of tin mill products. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. ArcelorMittal USA also owns interests in various joint ventures that support its facilities, as well as raw material (including iron ore) and railroad assets, including (i) ArcelorMittal Tek, a partnership in which a subsidiary of ArcelorMittal USA owns a 60% interest, with a 1.7 million tonne annual production capacity cold-rolling mill on approximately 200 acres of land (which it owns in fee) near New Carlisle, Indiana; (ii) ArcelorMittal Kote, a partnership in which a subsidiary of ArcelorMittal USA owns a 50% interest with a one million tonne annual production capacity steel galvanizing facility on approximately 25 acres of land, which it owns in fee, located adjacent to the ArcelorMittal Tek site; (iii) PCI Associates (“PCI”), a partnership in which a subsidiary of ArcelorMittal USA owns a 50% interest with a pulverized coal injection facility on land located within the Indiana Harbor Works (ArcelorMittal USA leases PCI the land upon which the facility is located); and (iv) Hibbing Taconite Company, located in Hibbing, Minnesota, in which ArcelorMittal USA owns a 62.3% interest, which has iron ore reserves and operates mines and a pelletizing plant. ArcelorMittal USA also has research and development facilities in East Chicago, Indiana.

CST

CST is a wholly-owned subsidiary of ArcelorMittal Brasil, located in Espírito Santo state, Brazil. CST operates an integrated steel mill for the production and sale of iron and steel products, mainly slabs, semi-finished steel plates for export and HRC.

CST is strategically located and has infrastructure including a well-equipped road and railway system, as well as a port complex that includes the Praia Mole Marine Terminal. CST’s plant covers an area of approximately 13.7 square kilometers.

CST’s steel-making plant is composed of a coke plant consisting of three batteries, a sinter plant machine, three blast furnaces, a steel-making shop consisting of three oxygen furnace converters, three continuous slab casters and a hot strip mill.

On July 23, 2007, CST began an expansion project, with the goal of increasing steel production capacity to 7.5 million tonnes per year. The first stage of the project will focus on to increasing slab production capacity. In a second stage, the hot strip mill will be expanded with the goal of coming on-line in early 2009 with an estimated investment amount of $85 million, absorbing part of the added slab capacity.

ArcelorMittal Vega

ArcelorMittal Vega is a wholly-owned subsidiary of CST. ArcelorMittal Vega produces cold roiled coil and galvanized steel primarily for the automobile industry and, to a lesser degree, for the household appliances, construction, pipe and coil formed shapes industries. Its facilities are located in São Francisco do Sul, in Santa Catarina, Brazil, and consist of a modern, state-of-the-art coil strip mill and a hot dip galvanizing line. ArcelorMittal Vega uses São Francisco do Sul Port to receive hot rolled coil, its main raw material, from CST. In August 2007, a new investment program was approved to increase ArcelorMittal Vega’s annual production capacity to 1.3 million tonnes by the beginning of 2010 estimated investment amount of $128 million.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a Pelletiser plant, two direct reduced iron plants; electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and RH process with calcium and aluminum injection, which permit it to produce higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán state, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon.

Dofasco

Dofasco is a leading North American steel solution provider and one of Canada’s largest manufacturers of flat rolled steels. Its products include hot rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets, Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Dofasco has seven wholly-owned operating subsidiaries: Dofasco USA Inc, Dofasco Tubular Products Inc., Dofasco Tubular Products Corporation, Sorevco Inc, Powerlasers Limited, Powerlasers Corporation and Quebec Cartier Mining Company. Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50%-owned mini-mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky. Products produced by Dofasco and its steel-related joint ventures and subsidiaries include: hot and cold rolled steels; galvanized,

Extragal and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strip; welded pipe and tubular steels; laser-welded steel blanks; and iron ore concentrate and pellets. Dofasco owns 100% of Quebec Cartier Mining and has a 28.6% ownership interest in Wabush Mines, each of which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three blast furnaces, of which two are currently operating, three coke plants comprising six batteries, one basic oxygen steel-making plant, one two-strand slab caster and a single strand slab caster, one twin shell electric arc furnace and two ladle metallurgy stations associated with steel-making, a hot strip rolling mill including, slitting facilities for hot rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous, stand-alone pickle line, one electrolytic cleaning line, and shearing, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, two continuous annealing lines, 140 conventional and 16 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume steel and another of which is capable of producing Extragal steel (this line is 80% owned by Dofasco), one continuous electrolytic tinning and chromium coating line, one coil preparation line and a tinplate packaging line and two tube mills.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland and the Czech Republic. The following two tables sets forth a general description of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
Cockerill Sambre	Belgium	Liège	Integrated	Flat
ArcelorMittal Atlantique	France	Dunkirk, Mardyck, Montataire, Desvres	Integrated and Downstream	Flat
ArcelorMittal Lorraine	France	Florange, Mouzon	Integrated and Downstream	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón	Integrated	Flat, Long
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
Arcelor Steel Belgium	Belgium	Ghent, Geel, Genk, Huy	Integrated and Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
ArcelorMittal Packaging	Belgium, France, Spain	Liège, Basse-Indre, Florange, Aviles, Etxebarri	Downstream	Flat
ACB	Spain	Bilbao	Mini-mill	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond	Mini-mill	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Poland	Poland	Krakow, Swietochlowice	Integrated	Flat
ArcelorMittal Ostrava	Czech Rep	Ostrava	Integrated	Flat, Long, Pipes and Tubes

Production Facilities—Flat Carbon Europe

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Coke Plant	20	11.9	10.8
Sinter Plant	15	54.0	43.8
Blast Furnace	24	41.3	32.4
Basic Oxygen Furnace (including Tandem Furnace)	27	42.6	34.7
Electric Arc Furnace	5	2.6	2.2
Continuous Bloom / Billet Caster	6	3.0	1.2
Breakdown Mill (Blooming / Slabbing Mill)	3	0.7	0.6
Billet Rolling Mill	1	2.5	0.3
Section Mill	1	0.6	0.6
Continuous Caster—Slabs	23	43.2	34.0
Hot Rolling Mill	15	44.5	31.0
Pickling Line	25	23.1	14.0
Tandem Mill	21	20.2	15.9
Annealing Line	13	4.8	3.4
Skin Pass Mill	14	8.0	5.0
Hot Dip Galvanizing Line	33	11.7	10.5
Electro Galvanizing Line	9	2.1	1.5
Tinplate Mill	9	1.9	1.6
Color Coating Line	13	2.0	1.3
Plate Mill	2	2.7	1.7

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

Flat Carbon Western Europe

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser in the north of Bremen. Its plant covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with four million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tons of crude steel in 2007.

ArcelorMittal Bremen has upstream and downstream facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the upstream facility. The downstream plant has one pickling line, a four-stand tandem mill, a batch annealing and temper mill, and two hot dip galvanizing lines.

ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot rolled, pickled, cold rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

Cockerill Sambre and Arcelor Produits Plats Wallonie

Cockerill Sambre’s facilities include the upstream facilities of the sub-operational unit of Liege, the downstream facilities being part of Arcelor Steel Belgium (“ASB”). The upstream facilities of Cockerill Sambre in Liège are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes one coke plant, one sinter plant and two blast furnaces, and the Chertal plant, which includes a steel shop with three converters, ladle metallurgy with RH vacuum treatment, two continuous caster machines (one double strand and one single strand) and a hot strip mill.

Most raw materials are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. The pig iron produced is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to the power plant which produces steam and electricity. In 2007, a decision was made to restart the main blast furnace in Liège, BF6, which had been stopped in 2005 as part of Arcelor’s “Apollo Plan” (a restructuring and cost-reduction initiative). The refiring took place at the beginning of March 2008. The downstream facilities located in the south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five stand tandem mills (located in Tilleur), batch annealing furnaces and one continuous annealing line (located in Jemeppe), four hot dip galvanizing lines and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

Cockerill Sambre produces a large range of high-quality steel grades, ultra-low carbon steels to deep-drawing aluminum-killed steels, tinplate low carbon specifications, the whole range of from construction steels and micro-alloyed grades. A portion of its production is sent to the Liège downstream facilities, the rest being sold to ArcelorMittal Construction France and to Condesa Group. Some slabs are also sold to the Duferco Group. The Liège downstream facilities mainly produce higher added value products, such as products for automotive use (exposed and non-exposed parts), including high-strength steel, for household electrical devices, for general industry and construction applications, and also for packaging.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France, with four plants in the north of France (Dunkerque, Mardyck, Montataire and Desvres).

The Dunkerque plant covers an area of approximately 4.6 square kilometers. The Mardyck plant covers an area of approximately 2.6 square kilometers. The Desvres plant covers an area of approximately 0.1 square kilometers. The Montataire plant covers an area of approximately 0.7 square kilometers.

The Dunkerque plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three BOF converters, one ladle treatment, one RH vacuum degasser, one tank vacuum degasser, four continuous casters for slabs and one hot strip mill.

The other three plants are downstream facilities: Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines; Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line; and Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique products are sold essentially on in the regional market (in France and Western Europe), in particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon are the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. Florange is the only fully integrated steel plant in France. Mouzon specializes in downstream hot dip coating operations and are fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has a total annual production capacity of 3.2 million tonnes of hot rolled coils, which supply the downstream cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities of ArcelorMittal Packaging in Florange. The Florange site has upstream and downstream facilities mainly located along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the upstream portion. The downstream plant of Florange has a high-capacity coupled pickling-rolling line, the first in the world designed for this purpose, a continuous annealing line, batch annealing and temper mill, and three coating lines dedicated to the automotive market: a hot dip galvanizing line, an electro galvanizing line, and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a very large range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic coated material. Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic coated) and others to the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). More than 93% of their total production supplies the French and EU market.

ArcelorMittal Eisenhüttenstadt

ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. The plant covers an area of about 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly automated plant with two blast furnaces, one sinter plant, two oxygen converters, two continuous caster (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting.

In 2007, ArcelorMittal Eisenhüttenstadt produced 2.4 million tonnes of crude steel. Its maximum production capacity is 2.7 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two factories, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two factories operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. Its product range includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic coated sheet.

The factories are connected by rail to the two main ports in the region, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt . A variety of products are shipped through the Avilés port facilities, both to other units of the ArcelorMittal group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal factories in Spain by two railway networks: the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities direct to the ArcelorMittal Sagunto and ArcelorMittal Etxebarri plants, which they supply with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet and tinplate. The ArcelorMittal Sagunto plant covers an area of approximately 0.3 square kilometers.

ArcelorMittal España operates two coking plants; two sinter plants; two blast furnaces, two steel plants, one in Aviles for flats products, with two continuous casters slab, and other one in Gijon for long products, with two caster for bloom and billet, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold roll plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a downstream plant for electrical steels located in Saint-Chély, 300 kilometers north of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseilles on the Mediterranean Sea and covers an area of approximately 15 square kilometers. Arcelor Méditerranée’s principal equipment consists of one coke oven plant, one sinter plants, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two big unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard.

ArcelorMittal Méditerranée’s products include coils for direct transformation into wheels, pipes for energy transport (up to X 70 and 25 mm thick grade), the automotive industry, construction and coils for downstream facilities for car bodies (exposed and non exposed parts), for construction and general industry applications. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. 60% of its products are shipped from a private dedicated wharf, in part through a shuttle system (coils for Sagunto and La Magona); 30% are shipped by rail and the rest by truck.

Arcelor Steel Belgium (Gent, Geel and Genk)

ArcelorMittal Gent, Geel and Genk are part of Arcelor Steel Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The Arcelor Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 5.0 million tonnes of crude steel. ArcelorMittal Geel consists of an organic coating line and ArcelorMittal Genk of an electrolytic galvanizing line. The Arcelor Genk plant covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill, one high capacity couples pickling and rolling mill line, one coupled pickling and rolling mill, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, three temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating line.

ArcelorMittal Gent produces flat steel products with high added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators, construction elements, etc. The products are sold through the Flat Carbon Western Europe commercial organization.

ArcelorMittal Piombino Spa

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic coated steel products. It operates one pickling line, a full continuous four stand tandem mill, four hot dip galvanizing lines and three organic coating lines, of which one is located in Avellino. The two oldest hot dip galvanizing lines will be shut down after the start up of a new hot dip galvanizing line. Arcelor Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, which sources the plant for cold rolled products. Dudelange operates two hot dip coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industry market.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a Flat Steel finishing products plant located in the Spanish Eastern Mediterranean side. ArcelorMittal Sagunto has a maximum annual production capacity of 2 millions tons of cold and coated steel; in 2007, the site’s steel shipments reached 1.5 million tons mainly for automotive market. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous 5 stands tandem mill, H2 and HNX batch annealing, temper mill, an electro-galvanizing line, a hot dip galvanizing line, power station and energies and waste treatment plant.

Aceria Compacta de Bizkaia

Aceria Compacta de Bizkaia (“ACB”) is located inside the port of Bilbao, in a 0.5 square kilometer property. Most of its raw materials arrive through an owned port situated adjacent to the melt shop. ACB’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line.

ACB is a major supplier of hot rolled coils to the Spanish market. Coils are supplied both hot rolled and pickled and oiled and the range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistant and floor plate. The compact steel production equipment, including a seven-stand hot rolling mill, enables ACB to supply low thickness hot rolled coil down to 1.0 millimeter. Sales outside Spain represent 20% of total shipments, most in Western Europe.

ArcelorMittal Packaging

ArcelorMittal Packaging is the world leader in steel for packaging production and sales. It operates five plants and two steel service centers. Its plants are located in Tilleur, Belgium, in France (Florange in eastern France and Basse-Indre in western France) and in Spain (Etxebarri in Basque country and Avilés in Asturias). Its steel service centers are located in Italy and in Turkey.

In 2006, ArcelorMittal Packaging began a “Transformation” program which led to the design of a new service and support standardization program. ArcelorMittal Packaging has also made significant investments in order to offer customers new generations of steel (such as Maleis in Basse-Indre and Wide DWI in Florange & Avilés), to maintain the excellence of its facilities (including revamping pickling lines in Florange & Basse-Indre, tinning lines in Etxebarri and the continuous annealing line in Avilés) and to optimize its transport between hot rolling facilities in Spain and cold rolling plants (by increasing the shipment capacity of coils from Avilés to Basse-Indre).

ArcelorMittal Packaging produces and delivers to can-makers a variety of steel for packaging in coils or in buckles, including tinplate, ECCS for ends & drawn cans & wide DWI for beverage cans. It also supplies high-specification products for sophisticated packaging requirements, such as extra-thin gauge steel.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France and Euroform, located in Saint-Chamond, France, Cockerill Forge&Ringmill in Seraing, Belgium and UF Aciers in Dunkirk, France. Industeel also owns a research and development (“ R&D “) center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully integrated, from melt shop to finishing facilities. IB and IC are designed to produce 5-150 millimeter thick special steel plates, including stainless steel products, while IL is dedicated to extra heavy gauge products (120-900 millimeter thick) in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development.

Industeel’s principal equipment consists of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed.

Industeel’s main product segments are stainless steel, process vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, wear resistant steel, assembly industries, process industries and construction inside and outside of Europe.

Flat Carbon Eastern Europe

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.4 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice, Poland. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec and Swietochlowice plants cover areas of 12.4, 15.1, 0.7 and 0.8 square kilometers, respectively.

In 2007, ArcelorMittal exercised the option in its agreement with the Polish government to acquire an additional 25.2% interest (raising its shareholding to 92.2%) in ArcelorMittal Poland for additional consideration of $181 million. ArcelorMittal Poland also has interests in a number of companies, some of which operate rolling mills that engage in converting billets, slabs and other semi-finished products into a range of finished products, and one company which produces and supplies coke to other ArcelorMittal subsidiaries.

ArcelorMittal Poland produces a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire-rods and other wire products and coated sheets. More than 50% of ArcelorMittal Poland’s products are sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other member states of the EU. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of fourteen coke oven batteries, two sinter plants, five (four operational) blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one breakdown mill (bloom and slabs) one billet mill, one hot rolling mill, one cold rolling mill, one heavy section mill, one medium section mill, three galvanizing lines, two color coating lines, one wire rod mill, one pipe/tube mill and one cold rolling mill for narrow strips.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include of six coke oven batteries (five operational), two sintering plants, five blast furnaces, six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (two operational), one billet mill, two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line and. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

ArcelorMittal Galati produces slabs, billets, plates, hot rolled, cold rolled and galvanized sheets. Approximately 31% of its products are sold in Romania.

In connection with its acquisition by Mittal Steel in 2001, Mittal Steel Galati agreed with the Romanian Government to make capital expenditures of approximately $271 million from November 2001 through

December 2007, of which $76 million is to be used for environmental projects, as well as a further $80 million in capital expenditures from 2008 through 2011. These investments are secured by a pledge of a portion of Mittal Steel’s shares in Mittal Steel Galati.

ArcelorMittal Ostrava

See Long Carbon Europe.

Long Carbon

ArcelorMittal’s Long Carbon segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Italy, Poland, Romania and the Czech Republic. The following two tables set forth a general description of ArcelorMittal’s principal production locations and production units in the Long Carbon segment:

Production Locations—Long Carbon

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Belval &Differdange	Luxembourg	Esch-Belval Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal España	Spain	Gijon	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Olaberría	Spain	Olaberría	Mini-mill	Long / Sections
ArcelorMittal Bergara	Spain	Bergara	Mini-mill	Long / Sections
ArcelorMittal Zaragosa	Spain	Saragossa	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Rodange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars
Arcelor Huta Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Zumárraga	Spain	Zumárraga	Mini-mill	Long / Bars, Wire rods
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections, Wire Rod
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod
ArcelorMittal Poland	Poland	Dabrowa Gornica, Sosnowiec	Integrated	Long / Sections, Wire Rod
Mittal Steel Canada	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Integrated	Long / Wire Rod / Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Vitoria	Mini-mill	Long / Bar / Wire Rod
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
Sicartsa(1)	Mexico	Lázaro Cárdenas, Córdoba, Celaya, Tultitlán, Vinton	Integrated, Minimill and Downstraem	Long / Bar, Wire Rod
Wire Drawing	Luxembourg, USA, Austria, Hungary, Poland, UK, Brazil, Canada, Costa Rica, Argentina	Bissen, Bettembourg, Arkansas, Szengotthard, Sycow, Sheffield, BBA, BMB, BBN, Montreal, Contagem, Vespasiano, Ferra de Santana, La Tablada, Shifflange	Downstream	Long / Wire Drawing

(1)	Sicarta’s 2007 production figures are based on annual production as if its acquisition had occurred on January 1, 2007

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Coke Plant	14	6.8	6.0
Sinter Plant	4	13.1	10.9
Blast Furnace	11	11.6	9.5
Basic Oxygen Furnace (including Tandem Furnace)	13	12.4	11.0
DRI Plant	7	6.7	4.5
Electric Arc Furnace	25	21.7	16.7
Continuous Caster—Bloom / Billet	36	31.1	23.7
Breakdown Mill (Blooming / Slabbing Mill)	3	6.2	1.2
Billet Rolling Mill	3	3.8	1.1
Section Mill	19	10.0	6.8
Bar Mill	22	8.1	5.0
Wire Rod Mill	15	10.0	6.9
Continuous Caster—Slabs	3	5.2	2.7
Hot Rolling Mill	2	2.0	1.7
Pickling Line	3	0.7	0.5
Tandem Mill	4	0.6	0.1
Annealing Line	6	0.5	0.4
Skin Pass Mill	2	0.5	0.1
Hot Dip Galvanizing Line	4	0.0	0.0
Electro Galvanizing Line	3	0.1	0.0

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Acindar in Argentina, Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales, and results in part from the combination in 2007 of the former Arcelor Brasil and Belgo Siderurgia. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), one semi-integrated steel plant (the Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants—Brazil) nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Florestas, produces charcoal from eucalyptus reforestation operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1,322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 5.7 million tonnes. In 2007, ArcelorMittal Brasil produced a total of 5.1 million tonnes of rolled products, of which 1.3 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced are further used by ArcelorMittal Brasil to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products, such as welded mesh, trusses, pre-stressed wires, annealed wires and nails sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low- and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA—Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda., consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil sector include welded mesh, trusses, annealed and nails. In addition, ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility sold to customers in the automotive industrial sector.

Acindar

Acindar is the largest long steel maker in Argentina. Its main facilities are located in Villa Constitution in Santa Fe province, Argentina. They include a direct reduction plant, an electric arc furnace, a ladle furnace and continuous casting, rolling mills, wires production and construction service facilities. The Acindar plant covers an area of approximately 2.8 square kilometers. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and principally exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, SBQ, wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can service end users. In 2007, Acindar implemented an investment plan to increase the capacity of its direct reduction and melt shop facilities, investing as well in a new SBQ rolling mill at the Villa Constitución plant with an estimated investment amount of $120 million.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2007 shipments. Its facilities are located on approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas.

ArcelorMittal Point Lisas’ principal production facilities are three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2007, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of DRI.

ArcelorMittal USA

See Flat Carbon Americas.

Mittal Canada

Mittal Canada is the largest mini-mill in Canada with 2.5 million tons of crude steel capacity. With eight major production facilities, Mittal Canada offers flexibility in production and product offering.

Mittal Canada’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace and a bar mill. Its steel production is made out of recycled scrap.

Mittal Canada also operates a second bar mill in the Montreal area. It is engaged in further downstream production with three wire drawing mills, two in the Montreal area and one in Hamilton, Ontario. Mittal Canada produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. Mittal Canada principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within the ArcelorMittal to the Flat Carbon segment and to external clients.

In 2007, Mittal Canada restructured its flat business division by closing its flat mills and divesting its interests in two joint ventures producing pipes (Delta Tubes) and galvanized products (Sorevco). As part of its restructuring, it announced its intention to build a beam mill at its Contrecoeur East site. Mittal Canada also closed the production facility of Walker Wire, a wiring drawing plant near Detroit, Michigan. The site has been converted into a distribution facility and its production reallocated to the Hamilton site.

At December 31, 2007 Mittal Canada also owned interests in businesses producing processed scrap (Feruni and Dietcher).

Sicartsa

Sicartsa is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. Sicartsa is the largest exporter of rebar and wire rod from Mexico. It is located in Lázaro Cárdenas, Mexico, with additional facilities elsewhere in Mexico and in Texas, and was acquired by ArcelorMittal in 2007 from Grupo Villacero for an enterprise value of approximately $1.4 billion.

Sicartsa extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines are located 26 kilometers from its plant. Sicartsa has an annual production capacity of up to 1.7 million tonnes of finished products and 2.35 million tonnes of liquid steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, an oxy-cupola furnace, basic oxygen furnaces (BOFs), continuous casters, rebar rolling mills, a wire rod rolling mill and port facilities. It also has industrial service facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. This maritime access gives Sicartsa a privileged position to reach North American, South American and Asian markets.

Sicartsa’s other industrial facilities are in Córdoba, Celaya, Tultitlán and Vinton. Its Córdoba facility on the Gulf of Mexico has an electric arc furnace mini-mill (Metaver) that produces rebar, with production capacity of 160,000 tons per year of liquid steel and 150,000 tons per year of billets. It principally supplies billets to the Camsa rolling mill. The Celaya rolling mills (Sibasa), strategically located in the geographic center of Mexico, produce rebar by using billet from Sicartsa, including the Vinton site. Its annual rebar production capacity is 550,000 tons. Sicartsa is installing a wire rod block in Celaya expected to become operational by the end of 2008. The Tultitlán rolling mill (Camsa) processes billets from Sicartsa and Cordova (Metaver) to produce rebar. It has an annual rebar production capacity of 240,000 tons. Its location in Tultitlán, near Mexico City, allows it to function as a service and distribution center supplying rebar to central Mexico. The Vinton electric arc furnace mini-mill (Border Steel) produces rebar and grinding balls, with annual production capacity of 240,000 tons of liquid steel and 235,000 tons of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the American southwest.

Long Carbon Europe

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, secondary metallurgy (including a ladle furnace, tank degasser and a RH degasser), a blooms caster, a billet caster and a billet mill. The Hochfeld facility is a wire rod mill. The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tons per year of hot metal, which in 2005 was extended through 2027, with an increase to 1.5 million tons per year from 2009.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI (MIDREX), one electric arc furnace, one ladle furnace, one billet caster, one wire rod mill and one stretching plant. 94% of its production is sold in Europe.

ArcelorMittal Poland

See Flat Carbon Europe.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is approximately 72%-owned by the ArcelorMittal group, with the remaining 28% owned by third parties. Its principal production facilities three coke oven batteries, two sinter plants, four blast furnaces, four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill, two seamless tube mills, one spiral welding shop and one power plant.

In connection with the 2003 sale of ArcelorMittal Ostrava by the government of the Czech Republic (as part of its initiative to restructure the Czech steel industry), ArcelorMittal made capital expenditure commitments totaling $243 million over 10 years (including $20 million for environmental improvements), including $135 million from 2003 through 2007. ArcelorMittal Ostrava has made capital expenditures of approximately $137 million as of December 31, 2007 towards this commitment. Upon the acquisition, ArcelorMittal rescheduled the debt obligations of ArcelorMittal Ostrava with a consortium of Czech and international banks led by the International Finance Corporation. In connection with the acquisition, ArcelorMittal Ostrava also agreed to follow the medium-term restructuring plan approved by the European Commission, which includes certain reductions in capacity and employment levels.

ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its production directly to end users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are all wholly owned and are: ArcelorMittal Tubular Products Ostrava a.s., Jakl Karvina a.s., Valcovny Plechu a.s. and Nova Hut-Valcovna za Studena, spol s.r.o. ArcelorMittal Tubular Products Ostrava a.s. has an annual capacity of 275,000 tonnes of seamless tubes and 45,000 tonnes of welded pipes, Jakl Karvina a.s. has an annual capacity of 255,000 tonnes of welded pipes. Valcovny Plechu, a.s. has an annual capacity of 210,000 tonnes of cold rolled products. Nova Hut-Valcovna za Studena, spol s.r.o. has an annual capacity of 42,000 tonnes of cold rolled strips.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities currently in operation are two electric arc furnaces, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles.

ArcelorMittal Rodange

ArcelorMittal Rodange has one electric arc furnace and a continuous caster for billets located in Schifflange and 2 rolling mills in Rodange. ArcelorMittal Rodange is 80%-owned by ArcelorMittal Belval Differdange, with the remaining 20% owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers.

ArcelorMittal Rodange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials). In 2008, it will expand its range to include light sheet piles products.

Arcelor Huta Warszawa

Arcelor Huta Warszawa is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, a blooming mill and two rolling mills (producing special quality bars). A new rolling mill producing rebars and light merchant bars is expected to start production in the first quarter of 2008.

Arcelor Huta Warszawa produces special quality bars. Beginning in the second quarter of 2008, Arcelor Huta Warszawa will produce rebars of from 8 millimeters to 40 millimeters in diameter, flat bars of from 25 to 150 millimeters in diameter, equal angles of from 30 to 80 millimeters and round plain bars of from 10 millimeters to 50 millimeters in diameter.

ArcelorMittal Olaberría

ArcelorMittal Olaberría is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 450 millimeters in diameter with a length between 6.0 and 24.1 meters. Its plant covers an area of approximately 0.18 square kilometers.

ArcelorMittal Bergara

ArcelorMittal Bergara is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections and merchant bars from 80 to 220 millimeters in diameter with a length between 6.0 and 18.3 meters. ArcelorMittal Bergara plant covers an area of approximately 0.2 square kilometers.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 220 to 450 millimeters in diameter with a length between 9.0 and 18.3 meters. Its plant covers an area of approximately 0.2 square kilometers.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Europe, Asia and Africa, Americas including Kazakhstan, Ukraine, South Africa, Algeria, Macedonia, Bosnia and Herzegovina, Morocco, Romania, Czech

Republic, Poland, Canada, France, China and Venezuela. The following two tables set forth a general description of ArcelorMittal’s principal production locations and production:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging	Integrated, Mini-mill	Flat, Long, Pipes and Tubes
ArcelorMittal Annaba	Algeria	Annaba	Integrated, Mini-mill	Flat, Long, Pipes and Tubes
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Zenica	BH	Zenica	Mini-mill	Long
Sonasid	Morocco	Nador, Jorf, Lasfar	Mini-mill	Long
ArcelorMittal Tubular Products	Romania, Czech Republic, South Africa, Algeria, Poland, Canada, Kazakhstan, France	Roman, Ostrava, Vereeniging, Annaba, Krakow, Iasi, Galati, Contrecoeur, Temirtau	Downstream	Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Coke Plant	25	11.9	9.4
Sinter Plant	11	26.8	23.9
Blast Furnace	16	24.0	16.5
Basic Oxygen Furnace (including Tandem Furnace)	19	22.5	17.1
DRI Plant	6	1.5	1.4
Electric Arc Furnace	9	5.1	3.7
Continuous Caster—Bloom / Billet	6	5.2	3.7
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	8.1
Billet Rolling Mill	1	1.5	1.3
Section Mill	8	4.4	4.7
Bar Mill	6	1.5	1.5
Wire Rod Mill	7	4.0	3.8
Continuous Caster—Slabs	8	12.0	8.6
Hot Rolling Mill	5	11.9	8.4
Pickling Line	6	6.0	3.9
Tandem Mill	6	5.7	3.7
Annealing Line	10	2.1	1.1
Skin Pass Mill	6	1.9	0.9
Hot Dip Galvanizing Line	7	1.7	1.5
Electro Galvanizing Line	2	0.2	0.1
Tinplate Mill	4	1.4	0.9
Color Coating Line	3	0.2	0.2
Plate Mill	1	0.6	0.3
Seamless Pipes	13	2.1	1.2
Welded Pipes	7	0.7	0.3

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal the quantity of saleable finished steel products.

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 8.2 million metric tonnes of liquid steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. Mittal Steel Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a liquid steel capacity of approximately 4.4 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual liquid steel capacity of approximately 0.4 million tonnes of liquid steel. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod and has an annual liquid steel capacity of approximately 2.0 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a liquid steel capacity of approximately 1.4 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings. Approximately 76% of its products are sold in the South African domestic market while Asia is its largest export market. It also sells significant quantities of product into Europe and parts of Africa.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of eight coke oven plants (including one coke oven plant which began production at the end of 2007), three sintering plants, six blast furnaces (including two under reconstruction), six basic oxygen furnaces, two open hearth furnaces, two blooming mills and six light section/bar mills, three wire rod mills and covers an area of approximately 120 square kilometers including mines, agriculture division and various recreational centers.

ArcelorMittal Kryviy Rih is committed to invest at least $500 million through 2010 pursuant to the agreement under which it was acquired, which includes certain innovation, investment and environment-related undertakings. ArcelorMittal Kryviy Rih has spent approximately $269 million through 2007 against these commitments. ArcelorMittal Kryviy Rih also undertook certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rounds, rebar and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for the products are Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states.

ArcelorMittal Temirtau

ArcelorMittal Temirtau’s wholly-owned integrated steel plant consists of six coke oven batteries, three sinter plants, four blast furnaces, three basic oxygen furnaces, two continuous slab casters, one hot strip mill, three cold rolling mills and three tinning lines, two hot dip galvanizing and aluminum-zinc coating lines, one color coating line and two welded pipe mills. ArcelorMittal Temirtau also has iron ore mines which produce 5.35 million tonnes per year of iron ore for its needs and mines producing 1.14 million tonnes per years of coking coal and energy coal for its steel plant.

ArcelorMittal Temirtau is currently constructing a bar mill and is also upgrading its tinning line. In 2007, it completed a tinning line upgrade. ArcelorMittal Temirtau is planning to commission a new bar and section mill by the third quarter of 2008. It is also contemplating installing a galvanizing line with an annual production capacity of 400,000 tonnes and constructing another bar mill, and a billet caster. It is also considering adding 120 megawatts of generation capacity in order to add to its energy independence. Plans for ecological improvements are also being pursued, including the following major environmental projects: closure of the cooling pond (in order to improve water quality in the Samarkand reservoir); the addition of biological ponds at the water treatment facilities in order to improve the quality of water discharged to the Nura river; the installation of a new electric precipitator at one of the power station boiler outputs; the installation of two electric precipitators at blast furnace No. 4 in order to eliminate fugitive emissions; the installation of a gas cleaning facility at the output of the rotating kiln at a limestone calcination shop; and the installation of a converter gas cleaning facility.

ArcelorMittal Temirtau’s product range of flat steel products includes pig iron, continuous caster slabs, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

ArcelorMittal Annaba

ArcelorMittal Annaba is located in Algeria. ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, in order to handle exports of steel products and imports of raw materials.

ArcelorMittal Annaba’s production facilities consist of two basic oxygen furnaces with six converters and one electric arc furnace. It operates with two sinter plants, two blast furnaces, a hot-strip mill, a cold reducing mill, a bar and rod mill and a seamless tube mill.

ArcelorMittal Annaba produces both long and flat products. Its flat product range includes slabs, hot rolled and cold-rolled coils and sheets, hot-dipped galvanized products and tin plates, and its long product range includes billets, wire-rods, rebars and seamless tubes. ArcelorMittal Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

Sonasid

Sonasid is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar in Morocco. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures).

ArcelorMittal Tubular Products

In 2007 the former Mittal Steel separated its pipe and tube manufacturing operations into a separate division. This division included seamless pipe manufacturing plants in: Roman, Romania; Ostrava, Czech Republic; Vereeniging, South Africa; and Annaba, Algeria. This division also included welded tube and pipe plants in: Krakow, Poland; Karvina, Czech Republic; Iasi, Romania; Galati, Romania; Temirtau, Kazakhstan; and Contrecoeur, Canada. A new spiral welded plant was brought on line in Aktau, Kazakhstan as well.

Dofasco’s addition to the operating perimeter brought its subsidiary. Dofasco Tubular Products, which had a seamless facility in Shelby, Ohio and welded tube plants in: Hamilton, Canada; Brampton, Canada; Mississauga,

Canada, Marion, Ohio; and Monterrey, Mexico. It had automotive components plants in: Woodstock, Canada; London, Canada; and Brantford, Canada. It also had a stainless tube manufacturing plant in Elizabethtown, Kentucky. The Brantford plant has since been shut down (end of part program life), and the Elizabethtown facility has been sold. The Mississauga plant production has been consolidated into the Brampton plant to improve efficiency.

In September 2007, ArcelorMittal Tubular Products combined the Pipes and Tubes operations with those of the former Dofasco Tubular Products. The operations within this new group are organized according to the markets they serve.

•	Energy—Ostrava, Roman, Galati, Annaba, Aktau, Vereeniging

•	Mechanical—Krakow, Iasi, Karvina, Temirtau, Contrecoeur, Shelby, Marion

•	Automotive—Hamilton, Brampton, Woodstock, London, Monterrey

In December 2007, the automotive tube and components operations of Vallourec in France were acquired. The tube plants in Hautmont and Chevillon and the automotive components in Vitry were added to the automotive group.

Stainless Steel

ArcelorMittal’s Stainless Steel segment has production facilities in South America and Europe, including Brazil, France and Belgium. The following two tables set forth a general description of ArcelorMittal Stainless Steel’s principal production locations and production units:

Production Locations—ArcelorMittal Stainless Steel

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Inox Brasil S.A.	Brazil	Timóteo	Integrated	Stainless Steel Silicon Steel Carbon Alloyed Steel
ArcelorMittal Stainless Europe	France, Belgium	Châtelet (Carinox) Genk Gueugnon	Mini-mill	Stainless Steel
ArcelorMittal Stainless & Nickel Alloys	France	Imphy	Mini-mill	Stainless & Nickel Alloys

Production Facilities for ArcelorMittal Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2007 (in million tonnes)(1)
Blast Furnace	2	0.7	0.6
Electric Arc Furnace	6	3.0	2.2
Continuous Caster—Billets	1	0.1	0.0
Continuous Caster—Slabs	4	3.0	2.2
Hot Rolling Mill	4	4.5	2.9
Cold Rolling Mill (Z mill)	19	2.1	1.5
Pickling Line(2)	5	2.1	1.5
Annealing Line	16	2.4	1.8
Skin Pass Mill	7	1.3	0.8

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Hence, the summation of production numbers does not equal to the quantity of saleable finished steel products.
(2)	Allocation to pickling lines and annealing lines is based on “carbon steel process” logic, which means the “Pickling Line” category includes Hot Annealing Lines (anneal prior rolling for stainless steel). Annealing lines include final annealing and pickling lines plus bright annealing lines as similar to annealing lines for carbon steel.

ArcelorMittal Inox Brasil S.A.

ArcelorMittal Inox Brasil (“AMIB”) is the only integrated producer of flat stainless and silicon steel in Latin America. It is leader of its business segment in Brazil, with a significant market share in the main South American markets. In 2007, it exported products to more than 60 countries. Its steel mill in Timóteo, in the Vale do Aço (Steel Valley), Minas Gerais state, Brazil, has an annual production capacity of 900,000 tons of liquid steel. In December 2007, ArcelorMittal announced its intention to launch a cash offer to acquire the 43% of outstanding shares in AMIB it did not currently own.

It also has several subsidiaries: Acesita Serviços, Comércio, Indústria e Participação LTDA. (“ASCIPAR”), which encompasses several companies involved in steel cutting, finishing, trading and distribution; as well as two entities acquired at the end of 2007, Cínter S.A., a tube manufacturer in Uruguay and M.T. Majdalani y Cia. S.A., the leading stainless steel service center and distributor in Argentina.

ASCIPAR controls the following companies: ArcelorMittal Serviços São Paulo, a service center in Ipiranga, São Paulo which also trades tubes and bars; ArcelorMittal Serviços Campinas, a service center; ArcelorMittal Seviços Timóteo-Industrial, a service center at the Timóteo plant that processes stainless steel; ArcelorMittal Serviços Timóteo-Commercial, also at the Timóteo plant, engaged in regional stainless flat and tubes commercial and distribution activities; ArcelorMittal Caxias do Sul—Serviços Aços Inoxidáveis e Elétricos, a service center in Caxias do Sul (RS); and ArcelorMittal Stainless Argentina S.A., which handles importing, exporting, purchasing and selling, distribution, representation and trading, processing and transformation of flat and non-flat stainless steel, silicon steels, high carbon steel, non-flat products (except tubes) and cast steel products, primarily in the Argentine market.

ASCIPAR also has a stainless tubes segment that conducts business through the following companies: Cetubos, a manufacturer of seam-welded stainless steel tubes; Inox Tubos, which serves customers with special welded seams needs; and Acesita Energética, which produces wood and charcoal from cultivated eucalyptus forests for steel-making applications. Acesita Energética is located in Vale do Jequitinhonha, Minas Gerais, and occupies an area of 1,263 square kilometers, including the cities of Capelinha, Minas Novas, Turmalina, Itamarandiba and Veredinha. AMIB also has a research center. AMIB’s export products are distributed worldwide by the ArcelorMittal Stainless International network.

AMIB’s integrated plant in Timóteo includes two blast furnaces, a melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), a hot strip rolling mill (including one walking beam and one push furnace with one rougher mill and one steckel mill), stainless cold rolling (including one hot annealing pickling, two cold annealing pickling and one cold preparation line, three cold rolling mills and boxes annealing) and silicon cold rolling (including one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line and one cold rolling mill).

ArcelorMittal Stainless Europe

The upstream facilities of ArcelorMittal Stainless Europe (“AMSE”) consist of two steel-making plants in Belgium (Genk and Châtelet). The Genk plant includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Châtelet plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. The Châtelet melt shop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, slab continuous caster and slab grinders. In addition to this melt shop; the Châtelet plant includes a hot rolling facility. The Châtelet plant covers an area of approximately 0.5 square kilometers.

The AMSE downstream facilities consist of three cold rolling mill plants, located in Genk, Belgium, Gueugnon and Isbergues, France. All three plants includes annealing and pickling lines (with shot blasting and pickling equipments), cold rolling mills, bright annealing lines (in Gueugnon and Genk), skin-pass, and finishing operations equipments. In addition, the Isbergues plant also includes a direct rolling annealing and pickling

(“DRAP”) line. The Genk plant is focused on austenitic products, Gueugnon on ferritic products, and Isbergues on products dedicated to automotive (mainly ferritic) and industry (mainly austenitic) markets. The Gueugnon plan covers an area of approximately 0.4 square kilometers and the Isbergues plan covers an area of approximately 0.9 square kilometers.

AMSE also has two plants in France which produce precision stainless strips. One in Pont de Roide and the other in Firminy. They are equipped with continuous annealing and pickling lines, cold rolling mills, bright annealing lines and finishing operations equipments. AMSE has also two plants in France which produce welded stainless tubes: AMS Automotive Tubes in Usti, Czech Republic, which makes tubes for exhaust systems, and AMS Tubes Europe in Ancerville, France which makes tubes for industrial applications (decoration and corrosion resistance).

AMSE’s in-house distribution network enables it to cover entire European market. Its steel service centers are AMSS France in Isbergues, AMSS Belgium in Genk, AMSS Luxembourg SA, AMSS Germany GmbH in Sersheim and Rheinhausen, Germany, AMSS Spain SL in Viladecans, Spain, AMSS Italy SRL and AMSS Podenzano SRL, respectively in Massalengo and Podenzano, Italy, AMSS Poland in Siemianowice Slaskie, Poland. All service centers have dedicated equipment to adapt products to local markets which includes slitters, coils packaging lines, cut to length lines and coils polishing lines. AMSE export products are distributed worldwide by ArcelorMittal Stainless International network.

AMSE produces and sells a wide range of products, including semi-finished products delivered by the upstream division (austenitic, ferritic and martensitic slabs and hot rolled coils) and finished products delivered by specialties, and the automotive & industry division. The specialties division provides products for the following markets: appliances, sinks, cooking utensils, cutlery, catering, auto decorative applications, building, heating systems. The automotive & industry division is a leading supplier in the markets of first transformation (tubes, flat and bars), food and process industry and the automotive industry (exhaust systems and structure).

ArcelorMittal Stainless & Nickel Alloys

ArcelorMittal Stainless & Nickel Alloys, formerly named Imphy Alloys, is a leader in the design, production and transformation of nickel and cobalt alloys as well as in certain specific stainless steels. Produced in the form of bars, cold-rolled strip, wire rod and plates, these products are intended for high-tech applications or applications addressing very specific requirements.

ArcelorMittal Stainless & Nickel Alloys’ production facilities are located in France, principally in Imphy. They include melt shop, cold rolling mill and wire hot rolling mill facilities.

ArcelorMittal Steel Solution Services

ArcelorMittal Steel Solutions and Services (“AM3S”) is primarily an in-house trading and distribution arm of ArcelorMittal. It is also provides value-added and customized steel solutions through further processing to meet specific customer requirements. AM3S is the largest customer of both the Flat and Long Carbon Steel business units (approximately 80% sourced internally). AM3S has numerous small- to medium-size service centers and warehouses. AM3S consists of four operational units: ArcelorMittal Distribution (“AMD”), ArcelorMittal Steel Service Centers (“AMSSC”), ArcelorMittal Construction (“AMC”), and ArcelorMittal International (“AMI”). ArcelorMittal Foundation Solutions (“AMFS”), which was a separate operating unit of AM3S in 2006, became part of AMD in 2007.

ArcelorMittal Distribution

AMD is a multi-customer, multi-service and multi-product distributor, expert in service and proximity. It has a regional network able to supply small customers locally, to meet the complex needs of industrial key accounts and to assist the worldwide development of multinational companies. AMD’s business consists of three activities: stockholding activity, processing activity and foundation solutions. AMD has locations in France,

Belgium, the Netherlands, Luxembourg, Germany, the United Kingdom, Spain, Portugal, Italy, Central and Eastern Europe, China, Malaysia and Turkey, as well as in Asia and the United States.

AMD’s facilities include decoiling, shotblasting, painting, laser cutting, waterjet cutting, plasma cutting, flame cutting, sawing, bending, drilling and threading lines and machinery. In addition, AMD now includes the foundation services of AMFS, which designs and supplies solutions for large infrastructure projects. It supplies a complete range of foundation products and accessories, logistics, rental, stock, welding, leasing and coating. Its main foundation products are sheet piles, beams, tubes and heavy sheet piles, which are used in customized steel solutions for large projects, such as piled foundations, marine works and waterfront structures, landfill, underground car parks, tunnels and waste disposal.

AMD sells a broad range of metal products (primarily carbon steel, but also stainless steel, aluminum and other metals) in small lot sizes from stock to global solutions and tailor-made offers. Its main customers are in the building, civil engineering, boilerworks, shipbuilding and railway construction, lifting equipment and general industry markets.

ArcelorMittal Steel Service Center

AMSSC processes flat carbon steel products and logistics for the automotive and industrial markets. It provides tailor-made offers and on-time deliveries in ready-to-use dimensions and quantities. AMSSC has locations in France, Belgium, Italy, Spain, Germany, the United Kingdom, Sweden, Poland, the Czech Republic and Morocco. Its 49 facilities include approximately 160 production lines: 88 slitters, 64 cut-to-length lines and 13 cutting presses. Additionally, AMSSC has one pickling line, two galvanizing lines, one organic coating line, five cold rolling mills, 11 multi blanking lines, 15 punching lines, 14 bending lines and two painting lines. AMSSC supplies customers with an integrated offer of slit coils, sheets and blanks, mixing external sourcing and its products with technical expertise and innovation for the automotive and general industry markets. In 2007, AMSSC invested in a new steel service center in Krakow, Poland with two de-coiling lines and a slitting line for a processing capacity of 450,000 tonnes per year. Operations commenced in February 2008.

ArcelorMittal Construction

AMC provides its customers with light steel-based solutions for cladding, roofing, floors and gutters. It has locations in France, Spain, Belgium, the Netherlands and Luxembourg, Germany, Austria, Switzerland, the United Kingdom, Portugal, Greece, Poland, Czech Republic, Hungary, Russia, Lithuania, Norway, Denmark, Sweden, Romania, China, Brazil and Slovakia, as well as in Indian Ocean area and the Caribbean. Its facilities includes one pickling line, one cold roll mill, two integrated galvanizing/coating lines, two coating lines, 90 profiling lines and 17 panel lines. AMC sells three main types of products: profiles, floor elements and sandwich panels. Its ARCLAD brand provides standard cladding profiles and panels for construction with short lead times, on-time deliveries and competitive pricing for the largest standard product range. Its ARVAL brand serves architects’ and engineering firms’ most diverse requirements with cladding of various colors, shapes and qualities. Its ARMAT brand is focused on residential solutions, providing roof tiles, steel wall panels and gutters.

ArcelorMittal International

AMI is a worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their home markets. AMI has over 50 sales offices on five continents serving more than 27 countries. AMI provides its customers with a wide range of flat and long products. AMI supplies steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel in 2007. ArcelorMittal had sales of $105.2 billion and steel shipments of 109.7 million tonnes for the year ended December 31, 2007. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2007, ArcelorMittal had approximately 311,000 employees.

In 2006, our predecessor company Mittal Steel increased its size significantly by acquiring Arcelor, which, at the time of its acquisition, was the world’s second-largest steel producer by production volume. On a pro forma basis after giving effect to its acquisition of Arcelor as if the acquisition occurred on January 1, 2006, Mittal Steel had sales of $88.6 billion and steel shipments of 110.5 million tonnes for the year ended December 31, 2006.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Uptrends and downtrends may become less pronounced as the steel industry consolidates. The steel industry has experienced a cyclical uptrend in recent years, including the 2005-2007 period under review, primarily driven by the continued increase in Chinese production and Chinese and emerging market consumption of steel products. While blunted somewhat by recent economic uncertainty, this trend, combined with the growing upward pressure on the costs of key production inputs, primarily metals, energy, and transportation and logistics, presents an increasing challenge for steel producers. The key drivers for maintaining a competitive position and positive financial performance in this challenging environment are product differentiation, vertical integration, geographic diversification, customer service, and cost reduction.

ArcelorMittal’s revenues are predominantly derived from the sale of flat steel products, long steel products and stainless steel products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which in turn are affected by worldwide and country-specific economic conditions and to available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of worldwide balance of supply and demand conditions at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market prices.

Economic Environment

Despite the sharp tightening in credit conditions starting in August 2007, the global economy recorded strong growth in 2007, with worldwide gross domestic product (“GDP”) increasing 3.8% in real terms1; as growth in the emerging markets recorded the highest rate of economic growth for at least a decade. This increase was due to rapid growth in Asia excluding Japan (8%), particularly in China and India, which grew by 11.4% and 8.5%, respectively, as well as in South America and Central and Eastern Europe. The recovery in the European Union continued in 2007 with growth of 2.9% after five years of relatively slow growth. Economic growth in the United States began to slow during the second half of 2006 as a tightening monetary policy began to take effect and was negatively affected by the credit crisis in the second half of 2007. The United States experienced only 2.2% real GDP growth in 2007, down from 2.9% in 2006.

High oil and natural gas prices continued to benefit the major oil- and natural gas-exporting countries of the Commonwealth of Independent States (the “CIS”) and the Middle East, while high commodity prices supported growth in both Africa and Latin America. Eastern Europe benefited from the recovery in Western Europe which lifted exports into the region.

Global manufacturing output increased a relatively strong 4% during 2007, buoyed by robust investment and an increase in global trade. This was down from 2006 (4.7%), the best year since 2000, as output growth weakened in the more mature economies of the United States, Japan and Western Europe. Production growth was particularly strong in non-OECD economies, rising 8.75% in 2007, the second highest growth rate of the previous two decades.

This economic growth, and with it the continuous growth in capital spending, led to strong worldwide steel demand, especially in developing countries, which account for two-thirds of global steel consumption.

Steel Production

In 2007, world crude steel production increased 7.2% to 1.32 billion tonnes, as compared with 1.23 billion tonnes in 20062. This total represented the highest level of crude steel production in history, but the growth rate slowed from 8.3% over the previous five years and from over 10% in 2006. The increase in production in 2007 was again primarily led by China, which despite slowing growth rates through the year increased production by 62.5 million tonnes, or 15%, to 487.6 million tonnes. Steel production in 2007 increased 1.7% to 210 million tonnes in the European Union, by 6.5% to 48.3 million tonnes in South America and by 3.8% to 124.4 million tonnes in the CIS. However, steel production fell in the United States by 1.3% to 97.2 million tonnes and rose by only 0.3% in North America, to 131 million tonnes.

Trade and Import Competition

Import competition continued to increase in the European Union, as the import penetration ratio (imports/market supply) reached almost 20% during 2007, from 16% in 2006, which itself showed an increase over 2005. The rapid increase in imports outstripped increases in demand, causing temporary over-supply and affecting the steel pricing environment.

Historically, imports have played a significant role in the United States. Total finished imports reached a historic record of approximately 33 million tonnes in 2006 leading to an import penetration ratio of approximately 27%. However, apparent steel demand in the United States contracted in 2007, as problems in residential construction, automotive and significant de-stocking affected steel prices. Finished steel imports of approximately 24.5 million tonnes in 2007 (import penetration ratio of approximately 23%), represented a decline of 25% over 2006.

1	GDP and Industrial production estimates sourced from Global Insight (February 14, 2008)
2	Source: International Iron and Steel Institute

Consolidation in the Steel Industry

The steel industry has experienced a consolidation trend in recent years, which continued in 2007.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, the other notable merger of 2007 was that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation. Additional merger and acquisition activity between companies of smaller size continues to take place.

Steel industry consolidation is also expected to take place in China. The government of China has publicly stated that it expects consolidation in the Chinese steel industry and that it expects the top ten Chinese steel producers eventually to account for 50% of national production. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces.

Recent and expected future industry consolidation should foster the ability of steel producers, and the steel industry generally, to maintain more consistent performance through steel cycles by achieving greater efficiency and economies of scale. Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally, helping to make less likely a re-emergence of the chronic overcapacity that plagued the industry during the 1973 to 2000 period. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. This wave of consolidation has followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers, and scrap suppliers are beginning to form larger and stronger groups, such as the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This “upstream” consolidation would continue further if iron ore producer BHP Billiton is successful in its offer for Rio Tinto, two of the largest iron ore producers in the world.

Raw Materials

ArcelorMittal consumes large amounts of raw materials. Its primary raw material inputs are iron ore, solid fuels, metallics, alloys, electricity, natural gas and base metals. The increased global demand for steel, primarily as a result of the continuous strong demand from China and developing countries has resulted in significant upward price pressure for these raw materials during the period under review. While the impact on costs is partially mitigated by its ownership of various mining assets and strategic contracts, sharp cost increases nonetheless adversely affected its results for 2007.

Iron Ore

Seaborne iron ore prices increased by 9.5% in 2007 as compared to 2006 due to moderate strength in the seaborne ore market. This increase was in addition to a 19% price increase in 2006 and a 71.5% price increase in 2005. The 2007 price settlement was reached at an early stage in December 2006, reflecting market conditions at the time. During 2007, supply continued to tighten, which was reflected in an unprecedented price escalation in the iron ore spot market in China of 240% on a year-on-year basis. Nevertheless, ArcelorMittal was able to secure its 2007 requirements from its portfolio of captive sources and long-term contracts based on benchmark prices.

Benchmark iron ore prices for 2008 have been concluded with Vale, following its iron ore fines price negotiations for 2008 with Nippon Steel and Posco, the largest Japanese and Korean steelmakers. As an outcome of these negotiations, the iron ore prices for Southern System fines (SSF), FOB Tubarão, increased by 65% relative to 2007. At the same time, prices for Carajas iron ore fines (SFCJ) were settled with a premium of $0.0619 per dmtu Fe unit over 2007 prices. Therefore, the new reference prices per dmtu Fe unit for 2008 in Europe are $1.3440 for SSF and $1.4060 for SFCJ.

On March 7, 2008, the Brazilian mining company Vale, the world’s largest iron ore producer, announced that it had agreed with ArcelorMittal to price increases of 65 percent for iron ore, as well as a premium for higher-quality Carajas ore, in line with price increases agreed with other steel makers. The magnitude of the price increase for 2008 reflects the continuity of very tight conditions prevailing in the global iron ore market.

The short-term outlook for iron ore prices is for continued strong growth due, among other things, to stronger demand (including continued demand from China and sustained Japanese demand on the back of strong steel production), the improving financial health of the world’s steel industry, and possible further industry consolidation.

Coking Coal

Prices for coking coal remained stable over the past two years. In 2006, international settlement prices for premium coking coal from Australia eased slightly to $115 per tonne free on board (“FOB”) on average (compared with approximately $125 per tonne FOB on average in 2005), due to larger than anticipated growth in the supply of seaborne coal. In 2007, prices for premium grade coking coal further softened to $95 per tonne on FOB Australian port basis as a result of continued oversupply. However, a number of force majeure events at U.S. coking coal mines, safety issues in Russian coking coal mines and logistics bottlenecks in Australia occurred since July 2007 and are continuing to contribute to a tightening of global coking coal supply. As a result, spot prices for coking coal have risen to a level of $300 per tonne FOB in March 2008. Negotiations for annual contract prices for the period 2008 – 2009 are commencing during the first quarter of 2008 and global coking coal suppliers may target significant price increases in view of the recently developed supply constraint.

Chinese coke prices began 2007 at $180 per tonne FOB Chinese port for 12.5% ash coke and climbed steadily to $435 per tonne in December 2007. This increase in coke priced was mainly driven by export tax increasing from 5 to 15% , as well as by a shortage in the fourth quarter of 2007 created by the unavailability of export licenses. In 2006, Chinese coke prices for 12.5% ash were $125 per tonne FOB in January 2006 and rose to $173 per tonne FOB in December 2006.

Short-term, metallurgical coal demand is expected to remain strong, with medium term demand rising, linked to strong growth in Asia. Demand for energy coal continues to grow in absolute terms as world electricity fuel demand increases, with prices fluctuating in the short term based on supply-demand fundamentals but continuing to be consistently below oil and gas prices on an energy equivalent basis.

Scrap

Benchmark prices increased by 20% in 2007 compared to 2006. Due to exchange rate and freight dynamics related to the weakening of the U.S. dollar and increasing freight capacity shortages, substantial price differences among the various world scrap markets arose. Average European scrap prices for type E3/Heavy Metal Scrap (“HMS”) increased 11%, from €205 per tonne in 2006 to €228 per tonne in 2007, while in the United States prices for the same scrap grade increased 17%, from $222 per tonne in 2006 to $260 per tonne in 2007. In Asia, prices for HMS scrap increased 32%, from $266 per tonne in 2006 to $354 per tonne in the fourth quarter of 2007. Export market prices also rose by 24% year-on-year.

The scrap supply/demand balance proved to be very volatile in 2007, causing significant price jumps. Exports from North America rose sharply in 2007, to approximately 15 million tonnes from a previous four-year average of approximately 10 million tonnes.

Alloys

The underlying price driver for bulk alloys is manganese ore prices. Manganese ore prices rose significantly from $3/dmtu in 2006 to $12/dmtu in 2007. The consolidation in manganese ore mining was the main driver for this development. Coupled with higher energy prices, these factors have driven up bulk alloys prices.

Average alloy prices1 between 2006 and 2007 increased 61% for High Carbon Ferro Manganese (HCFeMn), an increase of €310 per dmtu, 41% for Medium Carbon Ferro Manganese (MCFeMn), an increase of €410 per tonne, 58% for Silico Manganese (SiMn), an increase of €360 per tonne, and 24% for Ferro Silicon (FeSi), an increase of €175 per tonne. Manganese metal2 prices showed a marked increase of 150%, an increase of $2,000 per tonne.

Base Metals

Key base metals used by ArcelorMittal are zinc, tin and aluminum for coating and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc

After a steep price rise from $1,912 per tonne in January 2006 to a historical peak in December 2006 of $4,600 per tonne, zinc prices declined to $2,350 per tonne by the end of 2007. In mid-2007, price resistance between the $3,700 per tonne to $3,300 per tonne level made itself felt, due to inventories reaching their lowest reported level of 66,000 tonnes.

A combination of increasing concentrate supply from zinc mines, which allows metal production to return to higher levels, with the slowdown in the U.S. economy has reduced demand pressures, resulting in a slight surplus. In consequence, London Metals Exchange (“LME”) inventory levels reversed their downward trend in the second half of 2007, for an end-of-year inventory of 88,000 tonnes.

Nickel

In 2006, nickel prices rose from $13,900 per tonne in January 2006 to $33,325 per tonne at the end of 2006, due to strong demand and weak supply. This rally continued in the first half of 2007, reaching an all time high of $54,000 per tonne. At the same time, LME nickel inventories continued to fall, from 35,944 in January 2006 to 6,594 tonnes in December 2006, to 4,000 tonnes by May 2007. This price increase was also supported by growing stainless steel production in China and strong overall demand worldwide.

However, in May 2007, demand for stainless steel began to weaken, particularly in the United States and Europe, where large-scale destocking by service centers eased third-quarter demand. The ensuing reduction in stainless steel production has led to cancellations and postponements of nickel deliveries. Nickel prices fell to a low of $25,000 per tonne by mid-August 2007. Prices recovered somewhat by September, reaching $34,000 per tonne in September, and closed at $26,000 per tonne at the end of 2007. Nickel inventories recovered to a level of 48,000 tonnes by the end of December 2007.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have been affected by fuel price increases, such as for coal, uranium and natural gas. In Europe, carbon emission constraints increased the pressure on electricity prices.

Electricity prices are reinforced by the need for investment either to replace aging generation capacity or to cope with demand growth. However, new capacities with significantly higher performance mitigate these pressures.

1	Average prices based on CRU Europe Spot price index.
2	Metal Bulletin mid-average 2006 versus 2007

Natural Gas

International oil and gas prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such the ability of the Organisation of Petroleum Exporting Countries (OPEC) to limit production.

Natural gas prices remained volatile in 2007, with prices ranging from $5.43 to $7.591 per mmbtu. 2007 began with relatively low prices due to a lack of harsh winter conditions in 2006, leading to strong inventory levels. Cold weather in the second half of the first quarter of 2007 resulted in an approximate 30% increase in price which carried over well into the second quarter. An uneventful tropical weather season resulted in lower prices through the summer, with the lowest settlement price of the year recorded in September. A strong oil market as well as normal winter temperatures helped to support prices through the close of 2007.

In 2007, North American natural gas prices remained relatively stable at $6.00 to $8.50 per mmbtu, slightly lower than 2006 price levels of $6.00 to $9.00 per mmbtu, due to mild weather conditions and new production deliveries. However, oil markets experienced the biggest price hike ever in U.S. dollar terms, with prices varying between $50 per barrel to $99 per barrel. This had an upward impact on natural gas oil indices in Europe, which was partly mitigated by the increased euro-to-dollar exchange rate.

Ocean Freight

Ocean freight rates remained strong and volatile throughout 2006 and 2007. The primary reasons for this volatility or continuing strength the strong demand in China, which has emerged as the world’s largest steel producer and consequently largest importer of iron ore and recently a net importer of coal. In addition, port congestion in Australia and flooding in certain iron ore sites exacerbated the situation and increased waiting time for loading turns, leading to a shortage of ships. It is expected that freight rates will remain volatile over the next several years as, in addition to the high demand, the world fleet has a high percentage of old tonnage that is overdue for scrapping.

ArcelorMittal attempts to meet its shipping needs with long-term contracts and currently has long-term contracts for over 75% of its raw material import needs. ArcelorMittal expects to increase its own fleet (including long-term charter) of Capesize and Panamax vessels to cover its shipping needs. Capesize ships are very large bulk carriers with deadweight exceeding 100,000 tons. Such ships are unable to go through the Panama Canal and therefore have to sail via the Cape of Good Hope. Panamax ships are large ships capable of transiting the Panama Canal and have deadweight of 55,000–80,000 tons.

Steel Price Trends in 2007

On November 19, 2007, ArcelorMittal announced price increases for flat steel products in the North American and European markets as a direct consequence of raw material and energy cost increases projected for 2008.

Demand for steel products remains firm and there exists ongoing strength in the macroeconomic environment in Brazil, Russia, India and China, as well as, emerging Asian markets, the Middle East and the CIS regions. Coupled with slower but positive growth in Europe and a pick-up in apparent steel demand in North America overall global steel demand growth of around 6% is expected in 2008. The IISI (International Iron and Steel institute) has forecast that worldwide apparent steel use will rise by 6.8% in 2008 against 2007.

In the U.S. market, having previously implemented an average $20 per tonne price increase for strip mill products in the fourth quarter of 2007, ArcelorMittal announced a further increase of $40 per tonne for deliveries as of January 1, 2008. On top of rising raw material prices, current U.S. prices were below prevailing global market levels. Going forward, low inventories, falling steel imports and relatively robust demand for high-quality steels may encourage a realignment of U.S. prices with global market levels.

In the EU, ArcelorMittal expects to maintain 2007 prices during the first quarter of 2008 and apply price increases from the second quarter reflecting raw material cost increases. After two years of exceptional demand, developments in the European steel market continue to be positive despite the expected slowdown in economic growth. However, ArcelorMittal recognizes that current euro/US$ exchange rates are affecting the competitiveness of our industrial customers. The current slowdown in imports will help to readjust inventories to adequate levels and create strong demand after the winter season.

On February 5, 2008, ArcelorMittal announced flat carbon steel price increases of 12-15%, setting a new base price level of €560 per tonne for hot band in Europe. For commercial grade plates a price increase of €50 per tonne will apply. With this announcement, ArcelorMittal realigned the price level of its European flat products with recent global price developments, where steel prices have increased by $100-180 per tonne in response to cost increases for raw materials, energy and logistics. Further price increase announcements were made as there was more clarity on the input cost increases.

Impact of Exchange Rate Movements

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

As in 2006, in 2007 the U.S. dollar continued to weaken against currencies of the jurisdictions in which ArcelorMittal operates. The U.S. dollar weakened against the Central and Eastern European currencies (including Polish zloty, Czech koruna, Romanian leu, and Kazakh tenge), Canadian dollar, euro, Brazilian real, South African rand and Mexican peso. In the beginning of 2008, the U.S. dollar reached historical lows against main major currencies, in particular the euro.

ArcelorMittal manages foreign exchange risk through specific hedges to the extent management considers appropriate. Refer to “Item 11—Quantitative and Qualitative Disclosures About Market Risk” for more information on exposures and hedging.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires ArcelorMittal’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Management regularly evaluates these estimates, including those related to the carrying value of property, plant and equipment, valuation allowances of receivables and inventories, the realization of deferred tax assets, liabilities of deferred income taxes, potential tax deficiencies, environmental obligations, potential litigation claims and settlements, and assets and obligations related to employee benefits. These estimates and assumptions are based on historical experience, available facts and various other assumptions that are believed to be reasonable under the circumstances. Management believes that the accounting estimates employed are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from the original estimates, requiring adjustments to these balances in future periods.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, ArcelorMittal undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the “income method”. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date regarding the population of employees involved and fair value of plan assets.

•	The fair value of inventories is estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired, requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives. For example, the useful life of an intangible asset recognized associated with a favorable contract will be finite and will result in amortization expense being recorded in the results of operations over a determinable period.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized immediately as a gain in the statement of income.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the financial statement and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Based on the aforementioned factors, management deems it probable that the total deferred tax assets of $1,629 million recognized as of December 31, 2007 will be fully utilized. The amount of future taxable income required to be generated by ArcelorMittal’s operating subsidiaries to utilize the total deferred tax assets is approximately $5,072 million.

For each of the years ended December 31, 2006 and 2007, these operating subsidiaries generated approximately 43% and 29%, respectively, of ArcelorMittal’s income before tax of $7,228 million and $14,888 million, respectively. Historically, ArcelorMittal has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2007, ArcelorMittal had total estimated net tax loss carry forwards of $7,179 million. This amount includes net operating losses of $2,478 million primarily related to ArcelorMittal’s operating subsidiaries in Canada, Mexico, Romania, Spain and the United States which expire as follows:

Year Expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

The remaining tax loss carry forwards of $4,701 million are indefinite and primarily attributable to ArcelorMittal’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to $1,116 million as of December 31, 2007 ($1,211 million as of December 31, 2006). As per December 31, 2007, most of these temporary differences relate to tax loss carry forwards attributable to operating subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or the tax consolidation it belongs.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s operating subsidiaries have employee benefits such as pension plans and post-employment benefit plans, primarily post-employment health care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for ArcelorMittal’s worldwide defined benefit plans and other post employment benefit plans was 5.17%-10.77% and 2.94%-10.77%, respectively, at December 31, 2007.

•

Rate of compensation increase. Our rate of compensation increase reflects actual experience and our long-term outlook, including contractually agreed upon wage rate increases, for represented hourly employees.

•

Expected return on plan assets. Our expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix. While the studies give appropriate consideration to recent plan performance and historic returns, the assumptions are primarily long-term prospective rates of return.

•

Health care cost trend rate. Our healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experiences and changes in assumptions are recognized in ArcelorMittal’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans. Such accumulated unrecognized losses amounted to $597 million for pensions and $165 million for other post-employment benefits as of December 31, 2007. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect ArcelorMittal’s pension and other postretirement obligations and future expense.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans. As of December 31, 2007 the defined benefit obligation (“DBO”) for pension plans was $9.4 billion:

(in millions of U.S dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate of compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s Other Post Employment Benefits plans (“OPEB”). As of December 31, 2007 the DBO for OPEB was $2.8 billion:

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of service cost and interest cost	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Environmental and Other Contingencies

ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. All of these are legacy obligations arising from acquisitions. ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that ArcelorMittal expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, ArcelorMittal is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, ArcelorMittal may record significant additional liabilities. As estimated costs to remediate change, we will reduce or increase the recorded liabilities through credits or charges in the income statement. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. ArcelorMittal regularly monitors environmental matters and estimated exposure to loss contingencies, reporting changes to the appropriate individuals and agencies, and modifying any disclosure of such matters and contingencies.

Valuation and impairment of non current assets

At each reporting date, ArcelorMittal reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statements of income.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statements of income.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Based on our impairment review during 2007, we recorded $193 million and $43 million of impairment losses for long-lived assets and goodwill respectively. At December 31, 2007, we had $15,031 million of intangible assets, of which $12,663 million represented goodwill. An impairment to intangible assets could result in a material, non-cash expense in the consolidated statement of income.

A. Operating Results

The following discussion and analysis should be read in conjunction with the ArcelorMittal Consolidated Financial Statements included in this annual report.

Prior to its acquisition of Arcelor in August 2006, ArcelorMittal reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, ArcelorMittal restructured its operations to generally align them with the structure in place at Arcelor and the combined group’s new management structure. ArcelorMittal now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and AM3S (trading and distribution).

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Impact of Arcelor Acquisition

Our results of operations and financial condition for the year ended December 31, 2007 and for the year ended December 31, 2006 have been significantly affected by our August 2006 acquisition of Arcelor. The following discussion and analysis is in two parts: first, comparing 2007 results with actual, reported 2006 results and, second, comparing 2007 results with pro forma 2006 results giving effect to the acquisition of Arcelor as if it had occurred on January 1, 2006. The first comparison below is not representative of actual operating performance trends in the Company’s businesses since Arcelor is consolidated in the ArcelorMittal 2006 financial statements only as of August 1, 2006. The second discussion and analysis using unaudited pro forma 2006 results as the basis of comparison is more detailed as it is on a comparable basis.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

Segment(2)	Sales for the Year ended December 31(1)		Changes in
	2006	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	17,585	22,895	30.2	16.3	3.5
Flat Carbon Europe	14,366	34,562	140.6	97.8	17.7
Long Carbon Americas and Europe	13,120	23,830	81.6	44.8	18.4
AACIS	14,388	18,229	26.7	5.9	17.8
Stainless Steel(3)	3,261	9,349	186.7	127.4	19.1
AM3S(3)	5,221	16,241	211.1	178.1	13.0

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

ArcelorMittal had sales of $105.2 billion for the year ended December 31, 2007, representing an increase of 78.7% over sales of $58.9 billion for the year ended December 31, 2006. The increase is due to the acquisition of Arcelor.

ArcelorMittal had steel shipments of 109.7 million tonnes for the year ended December 31, 2007, representing a 39.0% increase over steel shipments of 78.9 million tonnes for the year ended December 31, 2006. The increase is primarily due to the acquisition of Arcelor.

Average steel selling price increased 20.2% for the year ended December 31, 2007 as compared to the year ended December 31, 2006. This increase was due in part to increases in input costs and a strong demand for our products as well as the product mix effect of Arcelor acquisition.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment reached $22.9 billion for the year ended December 31, 2007, representing 21.8% of total consolidated sales in 2007, as compared to $17.6 billion, or 29.9% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 27.9 million tonnes for the year ended December 31, 2007, representing 25.5% of total consolidated steel shipments in 2007, as compared to 24.0 million tonnes, or 30.4% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 3.5% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers. The steel environment in the United States and Canada remained challenging due to the slowdown in their economies and reduction in steel demand. However, the business environment in Mexico and South America remained strong.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment reached $34.6 billion for the year ended December 31, 2007, representing 32.8% of total consolidated sales in 2007, as compared to $14.4 billion, or 24.4% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 34.4 million tonnes for the year ended December 31, 2007, representing 31.3% of total consolidated steel shipments in 2007, as compared to 17.4 million tonnes , or 22.0% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 17.7% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, exchange rate impact and strong demand for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment reached $23.8 billion for the year ended December 31, 2007, representing 22.6% of total consolidated sales, as compared to $13.1 billion, or 22.3% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 24.6 million tonnes for the year ended December 31, 2007, representing 22.4% of total consolidated steel shipments, as compared to 17.0 million tonnes, or 21.5% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 18.4% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, strong demand for our products, particularly in Europe and South America and exchange rate effect.

AACIS

Sales in the AACIS segment reached $18.2 billion for the year ended December 31, 2007, representing 17.3% of total consolidated sales, as compared to $14.4 billion, or 24.4% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 20.9 million tonnes for the year ended December 31, 2007, representing 19.0% of total consolidated steel shipments, as compared to 19.7 million tonnes, or 25.0% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 17.8% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers and strong demand for our products.

Stainless Steel

The results of the stainless steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

Sales in the Stainless Steel segment reached $9.3 billion for the year ended December 31, 2007, representing 8.9% of total consolidated sales, as compared to $3.3 billion, or 5.5% of total consolidated sales for the year ended December 31, 2006.

Total steel shipments reached 1.9 million tonnes for the year ended December 31, 2007, representing 1.8% of total consolidated steel shipments, as compared to 0.9 million tonnes, or 1.1% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 19.1% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to higher nickel prices, particularly in the first half of 2007.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

Sales in the AM3S segment reached $16.2 billion for the year ended December 31, 2007, as compared to $5.2 billion, for the year ended December 31, 2006.

Total steel shipments reached 15.9 million tonnes for the year ended December 31, 2007, as compared to 5.7 million tonnes for the year ended December 31, 2006.

Average steel selling price increased 13.0% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to increases in price of steel generally and an exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the year ended December 31, 2006:

	Operating Income Year ended December 31,		Operating Margin
Segments(2)	2006(1)	2007	2006(1)	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,912	2,987	10.9	13.0
Flat Carbon Europe	1,005	4,149	7.0	12.0
Long Carbon Americas and Europe	1,797	3,896	13.7	16.3
AACIS	2,584	3,184	18.0	17.5
Stainless Steel(3)	353	876	10.8	9.4
AM3S(3)	171	579	3.3	3.6

(1)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

As a result of the various factors described above, in particular the inclusion of Arcelor from August 1, 2006, our operating income amounted to $14.8 billion for the year ended December 31, 2007, representing an increase of 97% over operating income of $7.5 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.0 billion for the year ended December 31, 2007, representing 20.1% of total consolidated operating income, compared to $1.9 billion, or 25.4% for the year ended December 31, 2006.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, representing 28.0% of total consolidated operating income, compared to $1.0 billion, or 13.3% for the year ended December 31, 2006.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $3.9 billion for the year ended December 31, 2007, representing 26.3% of total consolidated operating income, compared to $1.8 billion, or 23.9% for the year ended December 31, 2006.

AACIS

In the AACIS segment, operating income reached $3.2 billion for the year ended December 31, 2007, representing 21.5% of total consolidated operating income, compared to $2.6 billion, or 34.3% for the year ended December 31, 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, representing 5.9% of total consolidated operating income, compared to $353 million, or 4.7% for the year ended December 31, 2006.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

In the AM3S segment, operating income was $579 million for the year ended December 31, 2007, representing 3.9% of total consolidated operating income, compared to $171 million, or 2.3% for the year ended December 31, 2006.

Financing Costs

Net financing costs were 41.7% higher for the year ended December 31, 2007 at $927 million, as compared with net financing costs for the year ended December 31, 2006 of $654 million. Net financing costs consist of, among others, interest, foreign exchange and derivative transactions. Net interest expense amounted to $1,262 million in 2007 as compared to $873 million in 2006. Net interest expense was higher primarily due to the fact that Arcelor’s net interest expense was included in the consolidated financial statements for 2006 only as from August 1. In addition, net financing costs were affected by increases in euro interest rates. Other financing charges, including derivative transactions, for the year ended December 31, 2007 were lower, primarily due to increases in mark-to-market gains on financial instruments.

Income Tax

ArcelorMittal recorded a consolidated tax expense of $3,038 million for the year ended December 31, 2007, as compared to $1,122 million for the year ended December 31, 2006. The effective tax rate increased to 20.4% for the year ended December 31, 2007, as compared to 15.5% for the year ended December 31, 2006, on income before taxes of $14,888 million and $7,228 million, respectively. For additional information on our income taxes in 2007, see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $1,482 million for the year ended December 31, 2007, as compared with $859 million for the year ended December 31, 2006.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2007 increased to $10,368 million from $5,247 million for the year ended December 31, 2006, for the reasons discussed above.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on a Pro Forma basis (unaudited)

The following unaudited pro forma financial information of ArcelorMittal gives effect to the following transactions as if they occurred on January 1, 2006:

•	the acquisition by Mittal Steel of 94.2% of the share capital (on a diluted basis) of Arcelor and all of the outstanding OCEANEs (convertible bonds) of Arcelor.

•	the acquisition by Arcelor of Dofasco and Sonasid.

	2006 ArcelorMittal Historical(1)	Arcelor Historical (January 1 to July, 31 2006)(2)	Pro Forma Adjustments		2006 Pro Forma Combined ArcelorMittal
Sales	$58,870	$28,659	$1,047	(3)	$88,576
Operating income	7,532	3,018	1,307	(4)	11,857
Financing costs—net	(654)	(451)	(223	)(5)	(1,328)
Income tax expense	(1,122)	34	(579	)(6)	(1,667)
Minority interest	859	426	202	(7)	1,487
Net income attributable to equity holders of the parent	5,247	2,103	644	(8)	7,994

Notes to the unaudited pro forma financial information are as follows:

1.	Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2006, as adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor as required by IFRS3.
2.	Represents the historical condensed consolidated statement of income of Arcelor for the period from January 1, 2006 through July 31, 2006 translated from euros into US dollars using an average exchange rate of 1 to $1.2343.
3.	Represents the historical sales of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006.
4.	Represents the sum of the incremental amortization of favorable and unfavorable contracts recognized with the acquisition of Arcelor for the seven months ended July 31, 2006 ($56 million), the elimination of the fair value of the inventory acquired in the acquisition of Arcelor and recognized as expense in the ArcelorMittal historical statement of income for the year ended December 31, 2006 in an amount of $1.1 billion and the historical operating income of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006, the respective dates of their acquisition, in a total amount of $151 million.
5.	Represents the incremental interest expense related to the borrowings for the acquisition of Arcelor.
6.	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.
7.	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent for the minority interest in Arcelor and Sonasid.
8.	Represents the sum of the adjustments above and elimination of the costs incurred by Arcelor relating to the acquisition that were expensed during the seven months ending July 31, 2006 ($341 million).

The unaudited 2006 pro forma financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the transactions been consummated on the dates used as the basis for the preparation of the pro forma financial data. They are not necessarily indicative of the future results or financial condition of the Company. Nonetheless, because the unaudited 2006 pro forma financial information provides information that we believe is useful in analyzing trends in our business, we have used it as the basis for the comparison of the 2006 and 2007 results of operations below.

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006 (the latter on a pro forma basis):

	Sales for the Year ended December 31(1)		Changes in
Segment	2006 (pro forma)	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	21,878	22,895	4.6	(6.8)	4.7
Flat Carbon Europe	27,567	34,562	25.4	3.8	19.2
Long Carbon Americas and Europe	18,544	23,830	28.5	(1.2)	20.1
AACIS	14,745	18,229	23.6	2.8	17.2
Stainless Steel	7,251	9,349	28.9	(13.1)	40.9
AM3S	11,882	16,241	36.7	11.4	17.2

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

ArcelorMittal had sales of $105.2 billion for the year ended December 31, 2007, representing an increase of 18.8% over pro forma sales of $88.6 billion for the year ended December 31, 2006. Sales were higher due to higher selling prices and stronger demand for our products.

ArcelorMittal had steel shipments of 109.7 million tonnes for the year ended December 31, 2007, representing a 0.7% decrease over pro forma steel shipments of 110.5 million tonnes for the year ended December 31, 2006, primarily due to reduction in production and shipments during the year in line with a reduction in market demand, particularly in North America. Stainless Steel production and shipments were also reduced in line with market demand.

Average steel selling price increased 16.1% for the year ended December 31, 2007 as compared to pro forma average steel selling prices for the year ended December 31, 2006, due to a healthy market environment and steel demand.

Flat Carbon Americas

In the Flat Carbon Americas segment, sales were $22.9 billion for the year ended December 31, 2007, a rise of 4.6% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to higher prices due to our ability to pass on higher input costs.

Total steel shipments were 27.9 million tonnes for the year ended December 31, 2007, a decrease of 6.8% over pro forma shipments for the year ended December 31, 2006. This decrease results primarily from a change in scope of consolidation; a U.S. subsidiary of Dofasco was proportionally consolidated until August 1, 2006 and accounted for under the equity method thereafter. In addition, shipments were lower in the U.S. operations of ArcelorMittal due to weak market demand, partially offset by higher shipments at CST following its capacity expansion project.

Average steel selling price increased 4.7% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, primarily due to the improved market for our products, particularly in South America, as well as our ability to pass on increased input costs to our customers, and favorable exchange rate, in South America.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $34.6 billion for the year ended December 31, 2007, an increase of 25.4% over pro forma sales for the year ended December 31, 2006, mainly due to higher selling prices, higher shipments and exchange rate effect, offset by an increase in input prices.

Total steel shipments reached 34.4 million tonnes for the year ended December 31, 2007, a rise of 3.8% over pro forma steel shipments for the year ended December 31, 2006, mainly due to favorable demand.

Average steel selling price increased 19.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006. Average selling prices increased due to favorable demand as well as our ability to pass on increased input costs to our customers and exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales reached $23.8 billion for the year ended December 31, 2007, an increase of 28.5% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to increased average selling prices in Europe and South America.

Total steel shipments were 24.6 million tonnes for the year ended December 31, 2007, a decrease of 1.2% over pro forma steel shipments for the year ended December 31, 2006, mainly due to lower demand in Europe offset by higher shipments in South America.

Average steel selling price increased 20.1% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by price increases due to improved market conditions for our products, along with a favorable exchange rate impact in Europe and South America and increased domestic sales in Brazil and Argentina.

AACIS

In the AACIS segment, sales reached $18.2 billion in 2007, an increase of 23.6% over pro forma sales for the year ended December 31, 2006. The main reason for the sales increase was an increase in average selling prices particularly in operations in Ukraine, Kazakhstan and South African operations.

Total steel shipments reached 20.9 million tonnes for the year ended December 31, 2007, an increase of 2.8% over pro forma steel shipments for the year ended December 31, 2006. This increase resulted primarily from improved volumes at our Ukrainian and Kazakhstan operations, particularly in the second and third quarters of 2007, offset by production issues at our South African operations due to the relining of a blast furnace.

Average steel selling price increased 17.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by high demand for our products and domestic price increases in South Africa.

Stainless Steel

Sales in the Stainless Steel segment reached $9.3 billion for the year ended December 31, 2007, an increase of 28.9% over pro forma sales for the year ended December 31, 2006. This increase is mainly due to higher selling prices induced by high but unstable nickel prices, that we passed on to customers.

Total steel shipments were 1.9 million tonnes for the year ended December 31, 2007, a decrease of 13.1% from pro forma steel shipments for the year ended December 31, 2006. This fall is mainly due to low demand in the third quarter of 2007, as customers delayed purchases in anticipation of price decreases of stainless steel resulting from the falling nickel price.

Average steel selling price increased 40.9% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, mainly due to higher nickel prices in the first half of 2007, which fall in the second half of 2007.

AM3S

In the AM3S segment, sales reached $16.2 billion for the year ended December 31, 2007, an increase of 36.7% over pro forma sales for the year ended December 31, 2006, driven by higher selling prices and increased shipments, offset by higher input costs.

Total steel shipments were 15.9 million tonnes for the year ended December 31, 2007, an increase of 11.4% over pro forma steel shipments for the year ended December 31, 2006 due to favorable demand, as well as the inclusion of the trading and international sales activity of ArcelorMittal International.

Average steel selling price increased 17.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by favorable market demand for our products and increase in the purchase price of steel and the favorable exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the pro forma operating income and operating margin for the year ended December 31, 2006 (the latter on a pro forma basis):

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2006 (pro forma)	2007	2006	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	2,610	2,987	11.9	13.0
Flat Carbon Europe	2,817	4,149	10.2	12.0
Long Carbon Americas and Europe	2,988	3,896	16.1	16.3
AACIS	2,640	3,184	17.9	17.5
Stainless Steel(2)	731	876	10.1	9.4
AM3S(2)	466	579	3.9	3.6

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.

As a result of the various factors described above, our operating income amounted to $14.9 billion for the year ended December 31, 2007, representing an increase of 25.1% over pro forma operating income of $11.9 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.0 billion for the year ended December 31, 2007, an increase of 14.4% over pro forma operating income for the year ended December 31, 2006 due to the reasons described above. Operating income was affected by impairment expenses of $82 million recorded in relation to a restructuring of our operations in Contrecoeur, Canada.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, an increase of 47.3% over pro forma operating income for the year ended December 31, 2006, driven by positive price effects, and a positive exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $3.9 billion for the year ended December 31, 2007, a rise of 30.4% as compared with pro forma operating income for the year ended

December 31, 2006, due to the factors explained above. During the fourth quarter, operating income was affected by impairment expenses of $50 million recorded in relation to a restructuring of our operations at ArcelorMittal Gandrange. In addition, impairment expenses of $43 million were recorded at our Canadian wire-drawing operations

AACIS

In the AACIS segment, operating income reached $3.2 billion for the year ended December 31, 2007, an increase of 20.6% over pro forma operating income for the year ended December 31, 2006 due to the reasons explained above. Operating income in 2007 includes $97 million in voluntary retirement plan costs at our Ukrainian and Algerian operations.

Stainless Steel

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, an increase of 19.8% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

AM3S

In the AM3S segment, operating income reached $579 million for the year ended December 31, 2007, an increase of 24.2% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

Financing Costs

Net financing costs were 30.2% lower for the year ended December 31, 2007 at $927 million, as compared with pro forma net financing costs for the year ended December 31, 2006 of $1.3 billion. Net financing costs consist of, among others, interest, foreign exchange and derivative transactions. Net interest expense was essentially flat at $1,262 million in 2007 as compared to pro forma net interest expense of $1,254 million in 2006. Interest charges were higher in 2007 due to higher base euro interest rates. In 2006, the Company took a one-time charge in connection with the reimbursement of the Arcelor Convertible bonds (OCEANEs). Other financing charges, including derivative transactions, for the year ended December 31, 2007 were lower, primarily due to increases in mark-to-market gains on financial instruments.

Income Tax

ArcelorMittal recorded a consolidated tax expense of $3,038 million for the year ended December 31, 2007 as compared to pro forma income tax expense of $1,667 million for the year ended December 31, 2006. The effective tax rate increased to 20.4% for the year ended December 31, 2007, as compared to pro forma effective tax rate of 15.0% for the year ended December 31, 2006, on income before taxes and pro forma income before taxes of $14,888 million and $11,148 million, respectively. The increase in effective tax rate is mainly due to higher income in higher-tax jurisdictions in 2007. The increase also reflects 2006 base effect the 2006 effective tax rate was decreased due to the approval of the Mexican federal court of a petition to utilize a $668 million loss against operating income at ArcelorMittal Lázaro Cárdenas. Since the loss was incurred in 2004 and was denominated in Mexican Pesos, fluctuations in currency exchange rates along with annual inflationary adjustments resulted in an increase in the U.S. dollar equivalent value of the loss from $668 million to $729 million. Accordingly, a deferred tax asset of $211 million was recognized in 2006. In 2007, there was no such item.

For additional information related to ArcelorMittal’s income taxes, see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $1,482 million for the year ended December 31, 2007, as compared with pro forma minority interest of $1,487 million for the year ended December 31, 2006. This was the result of offsetting factors. First, minority interests were reduced by the buyout of the minority shareholders in ArcelorMittal Brasil (minority interest in ArcelorMittal Brasil amounted to $246 million for the five month-period ended May 31, 2007), and the merger of ArcelorMittal and Arcelor in which Arcelor minority shareholders received ArcelorMittal shares (minority interest in Arcelor amounted $308 million for the ten month-period ended October 31, 2007). These reductions were nearly offset by increased income in various subsidiaries with minority shareholders, principally ArcelorMittal South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba, ArcelorMittal Poland, ArcelorMittal Inox Brasil and Acindar,as well as Arcelor prior to completion of the merger.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2007 increased to $10,368 million from $7,994 million for pro forma net income attributable to equity holders of the parent for the year ended December 31, 2006, for the reasons discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following discussion and analysis relates to the results of operations of Mittal Steel, a predecessor company of ArcelorMittal, which consolidated the results of Arcelor as from August 1, 2006.

Acquisitions and Divestments

The following acquisitions had a significant effect on results of operations during the period:

•	the acquisition of Arcelor, whose results of operations were included in the consolidated results of operations from August 1, 2006;

•	the acquisition of ArcelorMittal Kryviy Rih, whose results of operations were included in the consolidated results of operations from November 26, 2005; and

•	the acquisition of Mittal Steel USA ISG Inc., a predecessor of ArcelorMittal USA whose results of operations were included in the consolidated results of operations from April 15, 2005.

The following discussion and analysis distinguishes between ArcelorMittal’s consolidated results of operations including and excluding the effect of these significant acquisitions.

The results of operations of the former subsidiaries of Stelco acquired by Mittal Canada are included in ArcelorMittal’s consolidated results of operations from February 1, 2006.

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005:

	Sales for the Year ended December 31(1)		Changes in
Segment(2)	2005	2006(4)	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	11,241	17,585	56	49	7
Flat Carbon Europe	3,676	14,366	291	175	26
Long Carbon Americas and Europe	7,676	13,120	71	73	13
AACIS	9,909	14,388	45	60	(6)
Stainless Steel(3)	—	3,261	—	—	—
AM3S(3)	—	5,221	—	—	—

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, ArcelorMittal Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.
(4)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2006 as compared to the year ended December 31, 2005, excluding the results of operations of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih:

	Sales for the Year ended December 31(1)		Changes in
Segments	2005	2006	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	5,340	5,005	(6)	(1)	0
Flat Carbon Europe	3,676	4,198	14	3	6
Long Carbon Americas and Europe	7,076	8,174	16	14	7
AACIS	9,743	11,614	19	10	5
Stainless Steel(2)	—	—	—	—	—
AM3S(2)	—	—	—	—	—

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

ArcelorMittal’s sales more than doubled to $58.9 billion for the year ended December 31, 2006 from $28.1 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, ArcelorMittal’s sales increased 14% to $24.5 billion for the year ended December 31, 2006 from $21.5 billion for the year ended December 31, 2005. This increase was a result of increases in both shipments and average steel selling prices.

ArcelorMittal’s steel shipments nearly doubled to 78.9 million tonnes for the year ended December 31, 2006 from 44.6 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, steel shipments increased 7% to 38.0 million tonnes for the year ended December 31, 2006 from 35.3 million tonnes for the year ended December 31, 2005. Market demand for our products remained strong in the Long Carbon Americas and Europe and AACIS segments, stable in Flat Carbon Europe and weak in Flat Carbon Americas where shipments decreased by 1% due to the weak market environment in North America.
Average steel selling price increased 14% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih, average steel selling price increased 5% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Average steel selling prices were higher in all segments except Flat Carbon Americas where average steel selling prices declined marginally.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment increased 56% to $17.6 billion for the year ended December 31, 2006 from $11.2 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales decreased 6% to $5.0 billion for the year ended December 31, 2006 from $5.3 billion for the year ended December 31, 2005. The decrease was primarily due to the marginal reduction of average steel selling prices, lower steel shipment and lower non-steel revenues.

Total steel shipments in the Flat Carbon Americas segment increased 49% to 24.0 million tonnes for the year ended December 31, 2006 from 16.2 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, steel shipments decreased by 1% to 7.8 million tonnes for the year ended December 31, 2006 as compared to 7.9 million tonnes for the year ended December 31, 2005. This decrease was primarily due to the weak market environment for our products, in particular in the United States.

Average steel selling price in the Flat Carbon Americas segment increased 7% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and ArcelorMittal USA ISG Inc with higher average steel selling prices. Excluding the effects of these acquisitions, average steel selling price for the year ended December 31, 2006 were marginally lower as compared with the year ended December 31, 2005.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment nearly quadrupled to $14.4 billion for the year ended December 31, 2006 from $3.7 billion for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, sales increased 14% to $4.2 billion for the year ended December 31, 2006 from $3.7 billion for the year ended December 31, 2005. This increase was primarily due to a 6% increase in average steel selling price and 3% increase in total steel shipments as the demand for our products was strong in central and Eastern Europe.

Total steel shipments in the Flat Carbon Europe segment increased 175% to 17.4 million tonnes for the year ended December 31, 2006 from 6.3 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, steel shipments increased 3% to 6.5 million tonnes for the year ended December 31, 2006 from 6.3 million tonnes for the year ended December 31, 2005. This increase was a result of generally stronger demand for our products in central and Eastern Europe.

Average steel selling prices in the Flat Carbon Europe segment increased 26% for the year ended December 31, 2006, as compared with the year ended December 31, 2005, primarily due to the inclusion of Arcelor. Excluding the effects of this acquisition, average selling price increased 6% from 2005 to 2006. This increase was primarily due to the ability to pass along to customers certain increases in the input costs and improved market environment for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment nearly doubled to $13.1 billion for the year ended December 31, 2006 from $7.7 billion for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, sales increased 16% to $8.2 billion for the year ended December 31, 2006, from $7.1 billion for the year ended December 31, 2005. This increase was primarily due to a 14% increase in shipments and a 7% increase in average steel selling prices.

Total steel shipments in the Long Carbon Americas and Europe segment increased 73% to 17.0 million tonnes for the year ended December 31, 2006 from 9.8 million tonnes for the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, shipments increased 14% to 10.5 million tonnes for the year ended December 31, 2006 from 9.2 million tonnes for the year ended December 31, 2005. This increase was primarily due to an improved market demand for our products, particularly wire rod and bars.

Average steel selling price in the Long Carbon Americas and Europe segment increased 13% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the acquisitions of Arcelor and Mittal Steel USA ISG Inc. Excluding the effects of these acquisitions, average steel selling price increased 7% from 2005 to 2006. This increase was primarily due to a strong demand, especially from the construction industry, and the ability to pass along increased scrap prices to customers.

AACIS

Sales in the AACIS segment increased 45% to $14.4 billion for the year ended December 31, 2006 from $9.9 billion for the year ended December 31, 2005, primarily as a result of the inclusion of Arcelor and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, sales increased 19% to $11.6 million for the year ended December 31, 2006 as compared with $9.7 billion for the year ended December 31, 2005. This increase was primarily due to a 10% increase in shipments and a 5% increase in average steel selling price.

Total steel shipments in the AACIS segment increased 60% to 19.7 million tonnes for the year ended December 31, 2006 from 12.3 million tonnes for the year ended December 31, 2005, primarily due to the inclusion of Arcelor and ArcelorMittal Kryviy Rih. Excluding the effects of these acquisitions, steel shipments increased 10% to 13.1 million tonnes for the year ended December 31, 2006 from 11.9 million tonnes for the year ended December 31, 2005. This increase was primarily the result of strong demand for our products, particularly in the long products division of the CIS, Middle East and African countries.

Average steel selling price in the AACIS segment decreased 6% for the year ended December 31, 2006 as compared to the year ended December 31, 2005, primarily due to the inclusion of Arcelor and ArcelorMittal Kryviy Rih, the latter of which had lower average selling prices, being primarily an exports-based business. Excluding the effects of these acquisitions, average steel selling price increased 5% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. This increase was primarily due to a strong market environment for our products in the CIS, Middle East and African countries, itself reflecting increased activity in the construction and infrastructure sectors, which was offset in part by a price decrease for flat products as a result of Chinese steel producers satisfying their local demand and consequently turning China into a net steel exporter in 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. In the Stainless Steel segment, sales were $3.3 billion and shipments were 0.9 million tonnes for the year ended December 31, 2006.

AM3S

The results of the AM3S segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Sales in the AM3S segment were $5.2 billion for the year ended December 31, 2006.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2006, as compared with the year ended December 31, 2005:

	Operating Income Year ended December 31,		Operating Margin
Segments(2)	2005	2006(1)	2005	2006(1)
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,289	1,912	11	11
Flat Carbon Europe	367	1,005	10	7
Long Carbon Americas and Europe	641	1,797	8	14
AACIS	2,335	2,584	24	18
Stainless Steel(3)	—	353	—	11
AM3S(3)	—	171	—	3

(1)	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see Note 3 to the ArcelorMittal Consolidated Financial Statements).
(2)	Includes results of operations of Mittal Steel USA ISG Inc. from April 15, 2005, ArcelorMittal Kryviy Rih from November 26, 2005 and Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2006, as compared with the year ended December 31, 2005, excluding results of operations of Arcelor, Mittal Steel USA ISG Inc. and ArcelorMittal Kryviy Rih:

	Operating Income Year ended December 31,		Operating Margin
Segments	2005	2006	2005	2006
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	869	632	16	13
Flat Carbon Europe	367	532	10	13
Long Carbon Americas and Europe	624	1,129	9	14
AACIS	2,333	1,883	24	16
Stainless Steel(1)	—	—	—	—
AM3S(1)	—	—	—	—

(1)	The results of the Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, whose results are included from August 1, 2006. Consequently, there are no comparable business operations for the Stainless Steel and AM3S segments for 2005.

Flat Carbon Americas

Operating income for the year ended December 31, 2006 for the Flat Carbon Americas segment increased 48% to $1.9 billion as compared with $1.3 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income decreased 27% to $0.6 billion for the year ended December 31, 2006, as compared with $0.9 billion for the year ended December 31, 2005. This decrease in operating income was primarily the result of higher costs of raw materials; particularly iron ore, alloys, coke and scrap, as well as planned stoppages at various U.S. plants in order to address in part excess inventory as at December 31, 2006.

Flat Carbon Europe

Operating income for the year ended December 31, 2006 for the Flat Carbon Europe segment nearly tripled to $1.0 billion as compared with $367 million for the year ended December 31, 2005. Excluding the effects of the acquisition of Arcelor, operating income increased 45% to $532 million for the year ended December 31, 2006 as compared with $367 million for the year ended December 31, 2005. The increase was primarily due to higher average steel selling prices and steel shipments, offset in part by increased input costs, namely iron ore and scrap.

Long Carbon Americas and Europe

Operating income for the year ended December 31, 2006 for the Long Carbon America and Europe segment increased 180% to $1.8 billion, as compared with $0.6 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and Mittal Steel USA ISG Inc., operating income increased 81% to $1.1 billion for the year ended December 31 from $0.6 billion for the year ended December 31, 2005. The increase in operating income was primarily the result of increased average steel selling prices and increased shipment volumes which were offset in part by increased input costs, particularly iron ore and scrap.

AACIS

Operating income for the year ended December 31, 2006 for the AACIS segment increased 11% to $2.6 billion; as compared with $2.3 billion for the year ended December 31, 2005. Excluding the effects of the acquisitions of Arcelor and ArcelorMittal Kryviy Rih, operating income decreased to $1.9 billion for the year ended December 31, 2006, as compared with $2.3 billion for the year ended December 31, 2005. The decrease in operating income was primarily due to steep increases in the costs of raw materials, in particular iron ore, alloys, coke and scrap as well as increases in wages and lower shipment volumes at ArcelorMittal Temirtau due to operational problems. This was partly offset by higher selling prices.

Stainless Steel

Operating income for the year ended December 31, 2006 for the Stainless Steel segment was $353 million.

AM3S

Operating income for the year ended December 31, 2006 for the AM3S segment was $171 million.

Financing Costs

Net financing costs were 85% higher for the year ended December 31, 2006, at $654 million, as compared with $353 million for the year ended December 31, 2005. Interest expense increased primarily due to the inclusion of Arcelor and financing for Arcelor as well as a non-cash charge of $367 million relating to the 2017 convertible bonds (the “OCEANEs”). As of March 14, 2006, Arcelor irrevocably waived its cash settlement option included in the OCEANEs. Consequently, a net financing cost of $367 million (approximately €296 million) was accounted for in accordance with the last fair valuation of the conversion option. These increases were partly offset by a gain of $450 million resulting from the unwinding of a currency hedge entered into in connection with Arcelor’s financing of its acquisition of Dofasco, due to the weakening of the Canadian dollar against the Euro.

Income Tax

ArcelorMittal recorded a consolidated current tax expense of $1,267 million for the year ended December 31, 2006 as compared to $663 million for the year ended December 31, 2005. It recorded a consolidated deferred tax benefit of $145 million for the year ended December 31, 2006, as compared to an expense of $218 million for the year ended December 31, 2005. The effective tax rate decreased to 15.5% for the year ended December 31, 2006, as compared to 18.8% for the year ended December 31, 2005, on income before taxes of $7,228 million and $4,676 million, respectively.

Several factors contributed to movements of the effective tax rate. The increase in change in measurement of deferred tax assets primarily caused by the recognition of deferred tax assets related to tax carry-forwards attributable to our French operating subsidiaries decreased the effective tax rate. Further decrease was caused by the favorable impact of foreign currency translations resulting from the depreciation of the U.S. dollar against local currencies. A tax deduction related to governmental incentives granted to one of our operating subsidiaries in Brazil, along with tax credits related to capital gains reinvested in fixed assets and research and development in our Spanish operating subsidiaries, have also contributed to this decrease.

ArcelorMittal Temirtau and the Government of Kazakhstan signed an agreement that fixed its corporate income tax payments for the years 2005 through 2009. Under this agreement, ArcelorMittal Temirtau is entitled to lower taxes based on certain capital expenditure programs. As of December 31, 2006, ArcelorMittal Temirtau had carried out the required capital investments.

At ArcelorMittal Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize a $668 million loss against operating income. Since the loss was incurred in 2004 and it was denominated in Mexican pesos, fluctuations in currency exchange rates, along with annual inflationary adjustments, resulted in an increase in the U.S. dollar equivalent value of the loss from $668 million to $729 million. Accordingly, a deferred tax asset of $211 million was recognized in 2006.

For additional information related to ArcelorMittal’s income taxes see Note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest in income of subsidiaries was $859 million for the year ended December 31, 2006, as compared with $494 million for the year ended December 31, 2005. Higher minority interest is a function of higher income for the year ended December 31, 2006, as compared with the year ended December 31, 2005. This primarily consisted of the shares of minority shareholders in the net income of Arcelor, ArcelorMittal South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba and ArcelorMittal Poland.

Net Income attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2006 increased to $5,247 million from $3,301 million for the year ended December 31, 2005, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s financing facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of December 31, 2007, ArcelorMittal’s cash and cash equivalents, restricted cash and short-term investments amounted to $8.1 billion, as compared to $6.1 billion as of December 31, 2006. In addition, ArcelorMittal, including its operating subsidiaries, had available borrowing capacity under its various credit lines, of $8.6 billion as of December 31, 2007, as compared to $9.0 billion as of December 31, 2006.

As of December 31, 2007, ArcelorMittal’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $30.6 billion as compared to $26.6 billion as of December 31, 2006. Most of the external debt is borrowed on an unsecured basis by the parent company or its fully owned subsidiary ArcelorMittal Finance , whose debt is fully guaranteed by the parent. As of December 31, 2007, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. In addition, some of the debt of ArcelorMittal’s operating subsidiaries is secured by liens on specified assets of the relevant subsidiary. Under some of the loan agreements and bonds outstanding, ArcelorMittal and its operating subsidiaries are required to comply with certain financial covenants. As of December 31, 2007, ArcelorMittal and its operating subsidiaries were in compliance with all such covenants.

As of December 31, 2007, ArcelorMittal had guaranteed approximately $1.0 billion of debt of its operating subsidiaries (excluding ArcelorMittal Finance debt as of December 31, 2007, the majority of which is guaranteed). ArcelorMittal’s debt facilities and its guarantees have provisions whereby a default by any borrower within the ArcelorMittal group could, under certain circumstances, lead to defaults under other ArcelorMittal credit facilities. Any possible invocation of these cross default clauses could cause some or all of the other guaranteed debt to accelerate, creating severe liquidity pressures.

A description of certain of the basic terms of our outstanding long-term debt as of December 31, 2007 is set forth in Note 14 to the ArcelorMittal Consolidated Financial Statements.

The following table summarizes the ArcelorMittal’s credit facilities as of the dates indicated:

	Limit		Utilization		Availability
	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006
	(in $ millions)		(in $ millions)		(in $ millions)
Credit Facilities	12,307	9,787	3,750	875	8,557	8,912

Financings

On April 7, 2005, the Company and certain subsidiaries signed a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan and a $1.5 billion revolving credit facility) with a consortium of banks. The credit agreement was amended in February 2007 to align it with the terms of the €17 billion credit facility (discussed below). The outstanding amount under this facility at December 31, 2007 was $2.7 billion.

On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to $800 million with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

On November 30, 2006, the Company entered into a €17 billion credit agreement (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilties (a €4 billion term loan facility and €3 billion revolving credit facility). All of these refinanced facilities were repaid and cancelled in December 2006. The €12 billion term loan facility started its repayments as foreseen in the agreement and on November 30, 2007, an equivalent amount of €2.4 billion was repaid. The €5 billion revolving credit facility remains available and was used from time in 2007. At December 31, 2007, $2.2 billion had been drawn under the €5 billion revolving credit facility. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012. The outstanding amount under the €17 billion credit facility at December 31, 2007 was $16.357 billion.

On December 10, 2007, ArcelorMittal transferred a substantial portion (more than 95%) of its debt to ArcelorMittal Finance (formerly named Arcelor Finance), a Luxembourg governed corporate partnership limited by shares (société en commandite par actions), which has become the principal borrowing vehicle of the ArcelorMittal Group. All of the outstanding debt of ArcelorMittal Finance is now and will continue to be fully and unconditionally guaranteed by ArcelorMittal.

On June 15, 2007, the Company signed an eight-year $100 million loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau. The proceeds of the loan will be used for modernization projects to improve safety measures in ArcelorMittal Temirtau’s coal mines. The loan bears interest based on LIBOR plus a margin.

On June 29, June 30, 2007 and December 13, 2007, ArcelorMittal Finance entered into bilateral credit facilities totaling €1.5 billion. These bilateral lines of credit have remained unutilized and are fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On July 24, 2007, a Belgian subsidiary of ArcelorMittal signed a €500 million five-year loan agreement which bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

In late 2007 and early 2008 , Standard & Poor’s Ratings Services raised its long-term corporate credit rating for ArcelorMittal to “BBB+” from “BBB” with a stable outlook; Fitch Ratings affirmed its rating of ArcelorMittal at “BBB” and revised its long-term Issuer Default Rating (IDR) outlook to Positive from Stable; and Moody’s Investors Service upgraded its rating of ArcelorMittal from Baa3 to Baa2.

Earnings distributions

On September 27, 2006, ArcelorMittal announced that its Board of Directors had agreed upon a dividend and cash distribution policy. The policy aims to return each year to shareholders 30% of ArcelorMittal’s annual net income for the prior year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend was designed to provide a minimum payout per year and would rise in order to reflect ArcelorMittal’s underlying growth. Payment of this dividend was made on a quarterly basis. In addition to this cash dividend, ArcelorMittal’s Board of Directors approved a share buy-back program tailored to achieve the 30% distribution pay-out commitment.

A dividend of $0.325 per share was paid in each quarter of 2007.

On April 2, 2007, Mittal Steel (a predecessor of ArcelorMittal) announced the commencement of a share buy-back program to repurchase up to a maximum aggregate amount of $590 million of its class A common shares. This share buy-back program was completed on September 4, 2007. Mittal Steel and ArcelorMittal, as its successor, purchased an aggregate of 9.5 million Mittal Steel class A common shares and ArcelorMittal shares under this program.

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend from $1.30 to $1.50. This change to the Company’s dividend policy reconfirms ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on announced annual net earnings for the twelve months ended December 31, 2007 of $10.4 billion, ArcelorMittal will return a total of $3.1 billion to shareholders in 2008 by paying a cash dividend of approximately $2.1 billion and by implementing a $1.0 billion share buy-back program. This distribution policy was implemented as of January 1, 2008.

On February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its distribution policy. On February 22, 2008, with the acquisition of 14.6 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, ArcelorMittal announced the completion of this program.

On March 17, 2008, an interim dividend of $0.375 cents per share was paid. Quarterly dividends are scheduled to be paid on June 16, 2008, September 15, 2008 and December 15, 2008.

Additional share buy-back programs

On June 12, 2007, Mittal Steel announced its intention to start a share buy-back program for up to a maximum of 27 million class A common shares, immediately following the completion of the $590 million share buy-back program summarized above. ArcelorMittal launched this buy-back program on September 13, 2007. The program was rolled over into the current ArcelorMittal as a result of the completion of the second step merger and completed on December 13, 2007, for a total outlay of $2.0 billion with an average price of $72.39 per share.

On December 12, 2007, a program to buy back 44 million shares over two years was announced. Purchases under this program began on December 18, 2007. The Company acquired approximately 130,000 shares under this program through the end of 2007, at an outlay of $9 million with an average price of $70.38 per share. As of March 7, 2008, the Company had repurchased an aggregate of 16.4 million shares under the 44 million share buy-back program for a total outlay of $1,115 million at an average price of $67.80 per share. As of March 7, 2008, ArcelorMittal directly and indirectly held an aggregate 58.0 million shares in treasury. This is equivalent to approximately 4.0% of the issued number of shares.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Sources and Uses of Cash

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2006	2007
	(in $ millions)
Net cash provided by operating activities	$7,122	$16,532
Net cash used in investing activities	(8,576)	(11,909)
Net cash provided by (used in) financing activities	5,445	(3,417)

Net Cash Provided by Operating Activities

For the year ended December 31, 2007, cash flow from operations increased to $16,532 million as compared with $7,122 million for the year ended December 31, 2006, primarily due to higher net income from acquisitions, including the acquisition of Arcelor.

Net Cash Used in Investing Activities

Net cash used in investing activities was $11,909 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Arcelor. Capital expenditures in 2007 were $5,448 million as compared to $2,935 million in 2006.

ArcelorMittal’s major 2007 capital expenditure projects, among others were: (a) a new coke oven battery at ZKZ Poland; (b) hot strip mill expansion at ArcelorMittal Brasil; (c) various improvements, including coke oven battery and sinter plant upgrades, at ArcelorMittal Kryviy Rih; (d) two new DR Kilns at ArcelorMittal South Africa; (e) a new integrated steel mill complex consisting of coke oven battery, blast furnace, basic oxygen furnace, power plant and auxiliary facilities in Bosnia; (f) ArcelorMittal Vega’s expansion plan, and (g) a new steel service center in Krakow, Poland.

The Company expects its capital expenditures to increase in 2008 to approximately $7.0 billion. Approximately half of this figure will be used for non-growth investment.

ArcelorMittal’s major capital expenditure projects in 2008 include, among others: (a) the restart of the Liège blast furnace; (b) the expansion of iron ore capacity by 2.0 million tonnes in Mexico; and (c) the new 650,000 tonne rolling mill and 780,000 tonne coke batteries in Poland,

Furthermore, ArcelorMittal plans to continue to invest in mining assets in, among others, Liberia, Senegal, Ukraine, Bosnia, Kazakhstan and Canada.

In connection with the acquisition of certain of its operating subsidiaries, ArcelorMittal has made significant capital expenditure commitments and other commitments with various governmental bodies relating to the next few years. As of December 31, 2007, ArcelorMittal and its subsidiaries had capital commitments outstanding of $1.9 billion under privatization and other major contracts.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $3,417 million for the year ended December 31, 2007, as compared to net cash provided by financing activities of $5,445 million in 2006. In 2007, the Company repurchased shares for a total consideration of $2.6 billion and paid dividends totaling $2.3 billion. The impact of these payments was partially offset by a net increase in indebtedness.

Equity

Equity attributable to the equity holders of the parent increased to $56,685 million at December 31, 2007 as compared to $42,148 at December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Sources and Uses of Cash

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2005	2006
	(in $ millions)
Net cash provided by operating activities	$3,874	$7,122
Net cash used in investing activities	(7,512)	(8,576)
Net cash provided by financing activities	3,349	5,445

Net Cash Provided by Operating Activities

For the year ended December 31, 2006, cash flow from operations increased to $7,122 million as compared with $3,874 million for the year ended December 31, 2005, primarily due to higher net income from acquisitions, including the acquisitions of Arcelor, ArcelorMittal Kryviy Rih and Mittal Steel ISG USA Inc.

Net Cash Used in Investing Activities

Net cash used in investing activities was $8,576 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. Acquisition of assets was primarily related to Arcelor. Capital expenditures in 2006 were $2,935 million as compared to $1,181 million in 2005. This was due in part to capital expenditures on: (a) a new continuous caster for slab production and hot strip mill, wire rod mill modernization and a new rolling mill at ArcelorMittal Poland; (b) a new blast furnace, continuous caster construction, a heat recovery coke oven and an electrical steel capacity increase at Arcelor Brasil; (c) a new cold rolling and color coating mill at ArcelorMittal Temirtau; (d) a new galvanizing line at ArcelorMittal South Africa; and (e) melt shop upgrades at the Carinox plant in Belgium.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $5,445 million for the year ended December 31, 2006, as compared to $3,349 million in 2005, primarily due to the net addition of loans from banks. The 2005 balance was reduced due to dividend payments to Richmond Investment Holdings Limited, the parent company’s shareholder, which was a condition to Ispat International’s acquisition of LNM Holdings. There were dividend payments to the shareholders of ArcelorMittal as well to the shareholders of ArcelorMittal South Africa.

ArcelorMittal USA Pension Funding

ArcelorMittal USA has made cash contributions to its pension plan of approximately $660 million from 1998 through December 31, 2006 including $61 million during 2006.

For further details concerning ArcelorMittal’s pension plans, please refer to Note 18 to the ArcelorMittal Consolidated Financial Statements.

Equity

Equity attributable to the equity holders of the parent increased to $42,148 million at December 31, 2006.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed in 2006 and 2007 amount to $96 million and $214 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5A—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

The Company expects first quarter 2008 operating income to be approximately $3.7 billion. Total shipments in the first quarter of 2008 are expected to increase as compared with the fourth quarter of 2007. Flat Carbon Americas performance is expected to benefit from improved steel selling price and volumes. Performance in the Flat Carbon Europe segment is expected to improve primarily due to volume increases. The Long Carbon Americas and Europe and Stainless Steel segment are expected to improve following increases in selling volumes. Performance in the AM3S segment is expected to decrease. The AACIS segment’s performance is expected to decrease due to operating disruptions. The Company expects a depreciation charge of approximately $1.1 billion in 2008, taken on a quarterly basis.

The Company expects to spend approximately $7.0 billion on capital expenditures in 2008. The Company expects an effective annual tax rate of between 20%-25%.

Income Taxes

ArcelorMittal’s combined effective tax rate is expected to increase in future years. The cash outflow in respect of taxes is expected to increase in 2008.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2007, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2007, various long-term obligations that will become due in 2008 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2007, ArcelorMittal’s current estimate of their annual maturities (undiscounted).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 14 to the ArcelorMittal Consolidated Financial Statements	$26,956	$4,889	$11,793	$7,206	$3,068
Operating Lease Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	574	88	210	105	171
Environment Commitments(1) and asset retirement obligation—Note 20 and Note 23 to the ArcelorMittal Consolidated Financial Statements	1,065	188	204	53	620
Purchase Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	30,046	5,302	7,059	4,689	12,996
Funding Contribution to the pension and post-employment plans(2)	799	799	—	—	—
Scheduled interest payments(3)	3,425	1,175	1,798	331	121
Other Long-Term Liabilities	147	—	129	17	1
Acquisition/Investment Commitments—Note 22 to the ArcelorMittal Consolidated Financial Statements	1,907	1,690	215	2	—

Total	64,919	14,131	21,408	12,403	16,977

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2007.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2007. The actual timing of these future cash flows may differ due to events and circumstances that are out of the direct control of ArcelorMittal. Also included are liabilities related to environmental matters, which are further discussed in Note 23 to the ArcelorMittal Consolidated Financial Statements. For further details on commitments, please refer to Note 22 to the ArcelorMittal Consolidated Financial Statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ArcelorMittal continues to put strong emphasis on corporate governance. ArcelorMittal has thirteen independent directors on its Board of Directors. See “Item 6C—Directors, Senior Management and Employees—Board Practices—Director Independence”. ArcelorMittal’s Audit Committee and ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of four independent members.

The members of the ArcelorMittal Board of Directors as of December 31, 2007 are as set forth below:

Name	Age(5)	Date Joined Board(6)	End of Term at AGM to be held in	Position within ArcelorMittal
Lakshmi N. Mittal	57	May 1997	2011	President of ArcelorMittal’s Board of Directors and Chief Executive Officer
Joseph J. Kinsch(2)(3)	74	October 2006	2008	Chairman of ArcelorMittal’s Board of Directors
Vanisha Mittal Bhatia	27	December 2004	2010	Member of ArcelorMittal’s Board of Directors
Narayanan Vaghul(1)(3)	71	July 1997	2009	Member of ArcelorMittal’s Board of Directors
Wilbur L. Ross(1)(3)	70	April 2005	2009	Member of ArcelorMittal’s Board of Directors
Lewis B. Kaden(2)(3)	65	April 2005	2008	Member of ArcelorMittal’s Board of Directors
François H. Pinault(3)	71	June 2006	2009	Member of ArcelorMittal’s Board of Directors
José Rámon Álvarez Rendueles(1)(3)	67	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Sergio Silva de Freitas(2)(3)	64	October 2006	2009	Member of ArcelorMittal’s Board of Directors
Georges Schmit	54	October 2006	2011	Member of ArcelorMittal’s Board of Directors
Edmond Pachura(1)(3)	73	October 2006	2008	Member of ArcelorMittal’s Board of Directors
Michel Angel Marti(3)	60	October 2006	2009	Member of ArcelorMittal’s Board of Directors
Manuel Fernández López (3)	61	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Jean-Pierre Hansen(2)(3)	59	October 2006	2009	Member of ArcelorMittal’s Board of Directors
John Castegnaro(3)	62	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Corporacíon JMAC (represented by Antoine Spillmann)	44	October 2006	2011	Member of ArcelorMittal’s Board of Directors
HRH Prince Guillaume de Luxembourg(3)	44	October 2006	2011	Member of ArcelorMittal’s Board of Directors
Romain Zaleski(4)	74	October 2006	2008	Member of ArcelorMittal’s Board of Directors

(1)	Audit Committee
(2)	Appointments, Remuneration and Corporate Governance Committee
(3)	“Non-executive” and independent director
(4)	Mr. Zaleski resigned on March 5, 2008
(5)	Age as of December 31, 2007
(6)	Of ArcelorMittal or its predecessor Mittal Steel

The business address of each of the members of ArcelorMittal’s Board of Directors is ArcelorMittal’s offices at 19, avenue de la Liberté, L-2930 Luxembourg, G.D. of Luxembourg.

Lakshmi N. Mittal, 57, the President and Chief Executive Officer of ArcelorMittal. Mr. Mittal founded Mittal Steel Company in 1989 and guided its strategic development, culminating in its merger with Arcelor, agreed in 2006, to found the world’s largest steel maker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal began his career working in his family’s steel-making business in India, and has over 30 years experience working in steel and related industries. In addition to setting the pace of industry consolidation, he has also championed the development of integrated mini-mills and the use of DRI as a scrap substitute for steelmaking. Following the combination of Ispat International and LNM Holdings to form Mittal Steel in December 2004, together with the simultaneous announcement of the acquisition of International Steel Group in the United States to form the world’s then-leading steel producer, Mr. Mittal was awarded Fortune magazine’s “European Businessman of the Year 2004”. In 1996, Mr. Mittal was awarded “Steelmaker of the Year” by New Steel in the United States and in June 1998, the “Willy Korf Steel Vision Award” from American Metal Market and PaineWebber’s World Steel Dynamics, for outstanding vision, entrepreneurship, leadership and success in global steel development. Following the creation of ArcelorMittal, Mr. Mittal was named “Business Person of 2006” by the Sunday Times, “International Newsmaker of the Year 2006” by Time Magazine and “Person of the Year 2006” by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received the 2007 Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the Year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. Mr. Mittal is an active philanthropist and a member of various trusts. Under his guidance, ArcelorMittal is a significant contributor to local community and welfare activities for employees in countries where the ArcelorMittal group operates. Mr. Mittal is a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the Presidential International Advisory Board of Mozambique, the World Economic Forum’s International Business Council and the International Iron and Steel Institute’s Executive Committee. He is a Director of EADS and of ICICI Bank Limited, and sits on the Advisory Board of the Kellogg School of Management in the United States and on the International Advisory Board of Citigroup. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950, and graduated from St. Xavier’s College in Kolkata, where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal, and has a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia.

Joseph Kinsch, 74, is the Chairman of ArcelorMittal’s Board of Directors. At the helm of Luxembourg-based steelmaker Arbed, he has been one of the key consolidators of the world steel industry of the last decades, first by reshaping Arbed’s strategy and steering its growth, notably in Europe and Brazil, then by assuming a significant role in the three-way merger of European steel companies which resulted in Arcelor, and recently by negotiating a merger of equals between Arcelor and Mittal Steel. Mr. Kinsch joined Arbed in 1961 at its Burbach (Saar, Germany) plant. A year later, he moved to the company’s headquarters in Luxembourg. There, he held various financial (accounting and finance) and industrial (steel processing) positions. Mr. Kinsch was a member of the Arbed Group’s Management Board from 1980 to 1991, became CEO in 1992 and Chairman of its Board of Directors in 1993. In 2002, at the creation of Arcelor, he was chosen to chair the Board of Directors of the new company. Joseph Kinsch holds a Master’s degree in Economics and is a Doctor of Laws h.c. He is the Honorary Consul of Brazil in Luxembourg. His merits as an entrepreneur have been widely recognized throughout the world.

Vanisha Mittal Bhatia, 27, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH and with an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 71, has 49 years experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India for 16 years and of ICICI Bank for the last two years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide.

Wilbur L. Ross, Jr., 70, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of Marquis Who’s Who in the United States, and Chairman of Insuratex in Bermuda. Mr. Ross is a Board member of the Turnaround Management Association, Nikko Electric in Japan, Tong Yang Life Insurance in Korea, and of Syms Corp, Clarent Hospital Corp and News Communications in the United States. He is also Director of IAC Acquisition Corporation in the United Kingdom and of Compagnie Européenne de Wagons SARL in Luxembourg, Oxford Automotive in Denmark and Safety Components International in the United States. He is Director of the Japan Society and of the Yale School of Management. Previously, Mr. Ross served as the Executive Managing Director at Rothschild, an investment banking firm, from October 1974 to March 2000.

Lewis B. Kaden, 65, has approximately 38 years experience in corporate governance, dispute mediation, labor and employment law, and economic policy. He is currently Vice Chairman and Chief Administrative Officer of Citigroup. Prior to that, he was a partner at the law firm of Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and the moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School.

François H. Pinault, 71, is the founder and former president of the Artemis Group and PPR. The Artemis Group is a global investment holding company with interests including 42% of the listed company PPR. PPR includes retail brands such as FNAC, La Redoute, Le Printemps and Conforama, and luxury brands such as Gucci Group, which includes Gucci, Bottega Veneta, Yves Saint Laurent, Boucheron and Balenciaga. Artemis also owns Chateau Latour vineyard in France and Christie’s auction house. Mr. Pinault also owns insurance and media businesses and holds minority shares in the French group Bouygues. Mr. Pinault serves on the Board of Directors for Financière Pinault and Artemis.

José Ramón Álvarez Rendueles, 67, has extensive experience in the financial, economic and industrial sectors. He is a former Governor of the Bank of España and President of the Bank Zaragozano. He is President of the Board of Directors of ArcelorMittal España, Peugeot España and Pirelli España. He is a professor of public finance at the Universidad Autónoma de Madrid. He is also the President of the Prince of Asturias Foundation. He is Director of Gestavisión Telecinco S.A.

Sergio Silva de Freitas, 64, has 40 years experience in the financial sector. He is President of the Board of Directors and of the Audit, Appointments and Remunerations Committee of ArcelorMittal Brasil. After several years spent in high-ranking positions in important financial institutions in London and in Washington, he became Senior Vice-President of Banco Itaù and is now a member of the International Advisory Board of Banco Itaù, Sao Paulo, Brazil. He has a Bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil

Georges Schmit, 54, is a member of the Board of Directors of ArcelorMittal as a representative of the Luxembourg State. He is Director General at the Ministry of the Economy and Foreign Trade and Member of the Board of Economic Development of the Grand-Duchy of Luxembourg. He is also Vice-Chairman of the Société Nationale de Crédit et d’Investissement (SNCI) and of the Entreprise des Postes et Télécommunications, Luxembourg and a Director of SES Global, Banque et Caisse d’Epargne de l’Etat and of Paul Wurth. Since 2000, he has been the representative of Luxembourg on the Enterprise Policy Group, an advisory body to the European Commission. Mr. Schmit holds a Master of Arts degree in Economics from the University of Michigan.

Edmond Pachura, 73, has 40 years experience in the industrial sector. He is Chairman of the Union des Négociants en Aciers Spéciaux (UNAS), Paris. Previously, he was Director of Renault and CEO of Sollac. Mr. Pachura has also been a member of the Board of Directors of Charbonnages de France since 1997 and of the SNCF (Société Nationale des Chemins de Fer) since 1998.

Michel Angel Marti, 60, is a member of the Board of Directors of ArcelorMittal as a representative of the employees. He is a former Secretary of the Conféderation Française Démocratique du Travail (CFDT) union, Broye, France.

Manuel Fernández López, 61, is a member of the Board of Directors of ArcelorMittal as a representative of the employees. He is also Secretary General of the Metal, Construcción y Afines de UGT union, Federación Estatal (M.C.A.-U.G.T.), Madrid, Spain.

Jean-Pierre Hansen, 59, is a member of the Board of Directors of ArcelorMittal as a representative of the Wallonia region. He is also Vice-Chairman of the Executive Committee and Senior Executive Vice-President of Suez, in charge of Operations. He entered the electricity and gas sector in 1975. Since January 1, 2005, Mr. Hansen has been Vice-Chairman and CEO of Electrabel, a role he previously held from 1992 to March 1999. Since March 1999, he has also held the position of Chairman of the Executive Committee of Electrabel. He is also CEO of Suez-Tractebel, Chairman of Fabricom and Director of Distrigas, Fluxys, AGBAR and ACEA, Vice-Chairman of the Federation of Enterprises in Belgium and associate professor of economics at the UCL and at the École Polytechnique (Paris). Jean-Pierre Hansen holds a Master’s degree in Electrical Engineering, a degree in Economics and a Doctorate in Engineering.

John O. Castegnaro, 62, is a member of the Board of Directors of ArcelorMittal as a representative of the employees. He is a member of the Luxembourg Parliament and Honorary Chairman of the trade union Onhofhängege Gewerkschaftsbond Lëtzebuerg (OGB-L).

Corporación JMAC is an investment company represented by Antoine Spillmann, 44. After several years spent in different banks, mainly in the United Kingdom, Mr. Spillmann is now asset manager and executive partner at Bruellan, an asset management company based in Geneva.

H.R.H. Prince Guillaume de Luxembourg, 44, worked for six months at the International Monetary Fund in Washington, DC, and spent two years working for the Commission of European Communities in Brussels. He studied at Oxford University in the United Kingdom, and has a degree from Georgetown University in Washington DC.

Romain Zaleski, 74, graduated from the Ecole Polytechnique and from the Ecole des Mines de Paris. He then served as a technical consultant in the public service, in particular at the French Ministry of Industry. After leaving the public service, he was appointed as a managing director in several groups related to industry and banking. In 1984, he settled in Italy and dedicated himself to the reorganization and the development of Carlo Tassara, a leading company operating in the sectors of heavy industry, steel industry, ironworks, metallurgy and production of electric power. He led the Carlo Tassara group to its current position, with the holding of interests in the banking sector in Mittel, Banca Intesa, Banca Lombarda and Generali, as well as in the industrial sector, in Eramet and in Mittal Steel. A managing director of the Carlo Tassara group and of Banca Lombarda, from 2003 to 2005, Mr. Zaleski was Chairman of Italenergia Bis, a holding company of the Edison group, the second-largest producer of electric power in Italy. Mr. Zaleski resigned from the Board of Directors of ArcelorMittal on March 5, 2008.

Senior Management

The members of ArcelorMittal’s senior management as of December 31, 2007 are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	56	Executive Vice President, Responsible for Financial Controlling and Reporting
Vijay Bhatnagar	60	Executive Vice President, Responsible for Flat Eastern Europe
Jose Armando Campos	59	Executive Vice President, Responsible for Flat South America
Narendra Chaudhary	63	Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin
Davinder Chugh	51	Senior Executive Vice President, Responsible for Shared Services
Christophe Cornier	55	Executive Vice President, Responsible for Flat Europe
Philippe Darmayan	55	Executive Vice President, Responsible for Arcelor Mittal Steel Solutions & Services (AM3S)
Bernard Fontana	46	Executive Vice President, Responsible for Human Resources
Jean-Yves Gilet	51	Executive Vice President, Responsible for Stainless Steel Worldwide
Pierre Gugliermina	56	Executive Vice President, Chief Technology Officer, Responsible for Health and Safety, Operational Excellence and the Environment
Sudhir Maheshwari	44	Executive Vice President, Responsible for Finance and M&A
Aditya Mittal	31	Chief Financial Officer, Member of the Group Management Board, Responsible for Finance, M&A, Strategy, Flat Products Americas
Lakshmi N. Mittal	57	Chief Executive Officer, Member of the Group Management Board
Malay Mukherjee	59	Member of the Group Management Board, Responsible for Asia, Africa, Mining, CIS
Carlo Panunzi	58	Executive Vice President, Responsible for Long Americas
Michael Pfitzner	58	Executive Vice President, Responsible for Marketing and Commercial Coordination
Gerhard Renz	60	Executive Vice President, Responsible for Long Europe
Michael Rippey	50	Executive Vice President, Responsible for USA
Lou Schorsch	58	Executive Vice President, Responsible for Flat Americas
Bill Scotting	49	Executive Vice President, Responsible for Performance Enhancement
Gonzalo Urquijo	46	Member of the Group Management Board, Responsible for Long Products, Steel Solutions and Services, Corporate Responsibility
André van den Bossche	64	Executive Vice President, Responsible for Associations, Mandates and Steel Contact Groups
Michel Wurth	53	Member of the Group Management Board, Responsible for Flat Products Europe, Products Development and R&D, Global Customers

(1)	Age as of December 31, 2007

Bhikam Agarwal, Executive Vice President, Responsible for Financial Controlling and Reporting: Bhikam Agarwal was previously the Managing Director, Controlling of Mittal Steel and has over 30 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously its Chief Financial Officer after its formation as Ispat International. He has been responsible for the financial strategy of Mittal Steel and has been a coordinator of its prior activities in the capital markets. Mr. Agarwal has also led the finance and accounting functions of Ispat International across all its operating subsidiaries.

Vijay Bhatnagar, Executive Vice President, Responsible for Flat Eastern Europe: Prior to his current assignment, Vijay Bhatnagar was Chief Executive Officer of Mittal Steel Poland from June 2005. Prior to that he was Chief Operating Officer of Mittal Steel Temirtau after a term as Managing Director of Mittal Steel Lázaro Cárdenas (from October 2002). He has over 34 years of experience in line and staff functions in the aluminum and electronics industries in India working for INDAL (a subsidiary of ALCAN) as Vice President-HR, Environment and Community Development and AT&S INDIA (a subsidiary of AT&S Austria) as Managing Director and Chief Spokesperson. Mr. Bhatnagar holds a Bachelor’s degree in Metallurgical Engineering and is an alumnus of the Advanced Management Program of Harvard Business School.

Jose Armando Campos, Executive Vice President, Responsible for Flat South America: Jose Armando Campos has been the President and officer in charge of the Flat Steel business area at ArcelorMittal Brasil and President and CEO of CST since 1997. Prior to that, he worked in mining development and metallurgical areas at Companhia Vale do Rio Doce from 1974 to 1992. Mr. Campos has been a member of the ABM—Brazilian Metallurgy and Materials Society since 1972 and the Board of Directors of the Brazilian Business Council for Sustainable Development. Mr. Campos is also a member of the Board of Directors of Acesita. He is a mining engineer, with a degree from the Federal University of Ouro Preto.

Narendra Chaudhary, Executive Vice President, Responsible for Carbon Steel Asia, Mediterranean, Black Sea Basin: Narendra Chaudhary was appointed CEO of Mittal Steel’s Ukrainian operations in January 2006. Prior to that, Mr. Chaudhary was Director, Operations and Maintenance for Mittal Steel. Mr. Chaudhary joined Mittal Steel in 1993 at its Mexican operations and has held a number of positions at Mittal Steel since then, including as CEO of Mittal Steel Galati in Romania and CEO of Mittal Steel’s operations in Kazakhstan. Mr. Chaudhary possesses over 39 years of experience in a variety of technical and managerial functions in the steel industry. He worked at Steel Authority of India Limited plants in various capacities for 28 years. Mr. Chaudhary has a Bachelor’s degree in engineering from Bihar Institute of Technology, India.

Davinder Chugh, Senior Executive Vice President, Responsible for Shared Services (Purchasing, Energy, IT, Legal, Real Estate, Shipping, By Products, Shared Service Centres, TCO, SG&A): Davinder Chugh, previously CEO of Mittal Steel South Africa, has over 25 years experience in the steel industry, particularly in materials purchasing, logistics, warehousing and shipping. Mr. Chugh also was Commercial Director at Mittal Steel from 2002 to 2006. Before joining Mittal Steel South Africa, he was Vice President of purchasing at Mittal Steel Europe. Mr. Chugh joined Mittal Steel in 1995 and since then has successfully integrated the materials management functions at newly acquired plants in Hamburg, Duisburg, France, Romania and Algeria. Prior to that, he held several senior positions at the Steel Authority of India Limited in New Delhi, India. He holds degrees in science and law and has a Master’s of Business Administration.

Christophe Cornier, Executive Vice President, Responsible for Flat Europe: Christophe Cornier is Executive Vice President and member of the Management Committee of ArcelorMittal. He was appointed to his current position of CEO Flat Products Western Europe in October 2006. Prior to that, Christophe Cornier has been responsible for Arcelor’s flat products activities in Europe and for its worldwide automotive sector since December 2005, when he was appointed a member of the Arcelor’s Management Committee. In June 2005, he was appointed head of Arcelor’s Client Value Team. At the creation of Arcelor in 2002, he was named Executive Vice-President of FCS Commercial Auto. Before that, he was CEO of Sollac Méditerranée. In 1998, he was appointed CEO of La Magona, after joining Sollac Packaging as Managing Director in 1993. In 1985 he joined Usinor, where he was Business Development Director and Chief Controller of Sollac. He began his career with the French Ministry of Industry, which he left as a Deputy Director. Mr. Cornier is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris.

Philippe Darmayan, Executive Vice President, Responsible for ArcelorMittal Steel Solutions & Services (AM3S): Philippe Darmayan has been Executive Vice President in charge of Arcelor Steel Solutions and Services (now ArcelorMittal Steel Solutions & Services) since January 2005. Before that, he was CEO of Ugine & Alz. A graduate of the French business school HEC, Mr. Darmayan joined Arcelor to lead the transformation of Ugine & Alz in 2002. Prior to that, he held various management positions in the aluminum businesses of Pechiney Group, which he joined in 1996, and was a plant director and managing director of Franco-Belge de Fabrication de Combustibles, a subsidiary of Framatome.

Bernard Fontana, Executive Vice President, Responsible for Human Resources: Bernard Fontana joined Arcelor in September 2004 as Flat Carbon Steel Program Office Executive manager and was appointed as Arcelor Flat Carbon Europe Executive Vice President/People and Development in July 2005. Before that he worked for 18 years at the chemical group SNPE. After an appointment as SNPE North American Director based in Princeton, New Jersey, his last responsibility at SNPE was as Executive Vice President of the SNPE group, based in Paris. Bernard Fontana is a graduate of the Ecole Polytechnique and of the Ecole Nationale Supérieure des Techniques Avancées (Paris).

Jean-Yves Gilet, Executive Vice President, Responsible for Stainless Steel Worldwide: Jean-Yves Gilet was formerly adviser to the CEO of Arcelor with responsibility for the Arcelor group’s stainless steel business worldwide. Appointed to the post in December 2005, he was in charge of preparing and implementing the strategic reorganization of this business. Prior to this, he was Senior Executive Vice President of Arcelor, in charge of the Stainless Steel Sector, a position he held from 2002 when Arcelor was created. In 1999, he was appointed to the Usinor executive committee. Prior to that he was chairman and CEO of Acesita in Brazil. Between 1991 and 1998, he held managing positions at the Imphy S.A., Ugine-Savoie and Sprint Métal stainless businesses, after joining Usinor in 1990. Before, he had been cabinet head for the Regional Development and Minister in France. Jean-Yves Gilet, an engineering graduate of the Ecole Polytechnique (Corps des Mines), started his career in 1981 at the Industry Ministry, before joining DATAR, the regional development agency.

Pierre Gugliermina, Executive Vice President, Chief Technology Officer, Responsible for Health & Safety, Operational Excellence and the Environment: Pierre Gugliermina, 55 years old, was previously in charge of Downstream Operations in the Flat Carbon West Europe segment. His career has been fully devoted to the steel industry. After co-leading the Business Unit Flat Products South of Europe in Madrid at the early stage of Arcelor’s existence, he took on the responsibility of the Industrial Operational Direction of the European Flat business unit. Prior to this, and after joining the steel plant of Fos-sur-Mer as a metallurgist, he went successively to General Manager of the steel-making shop at Fos-sur-Mer, Managing Director assistant at Sidmed in Spain and CEO at Sollac Atlantique. Mr. Gugliermina graduated from the École Centrale Paris in 1974.

Sudhir Maheshwari, Executive Vice President, Responsible for Finance and M&A: Sudhir Maheshwari was previously Managing Director, Business Development and Treasury at Mittal Steel and has 20 years’ experience in steel and related industries. Prior to this he was the Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. He played an integral role in all Mittal Steel acquisitions in recent years, including turnaround and integration activities. He also played a key role in various corporate finance and capital market projects including the initial public offering in 1997. Over an 18-year career with Mittal Steel, Mr. Maheshwari also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and Mergers & Acquisitions at Mittal Steel. Mr. Maheshwari also served on the Board of various subsidiaries of Mittal Steel. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Aditya Mittal, CFO, Member of the Group Management Board, Responsible for Finance, M&A, Strategy, Flat Products Americas. Aditya Mittal is Chief Financial Officer of ArcelorMittal, with additional responsibility for Flat Products Americas and for Mergers and Acquisitions. Prior to the merger to create ArcelorMittal, Aditya Mittal held the position of President and CFO of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. These acquisitions included Kryvorizhstal in Ukraine, Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the United States. Besides these Mergers and Acquisitions responsibilities, Aditya Mittal was involved in post-

integration, turnaround and improvement strategies. This led to Mittal Steel’s emergence as the world’s largest and most global steel producer, growing its steel-making capacities fourfold. As CFO of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. Aditya Mittal holds a Bachelor’s of Science degree in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, from which he graduated magna cum laude. Aditya Mittal is the son of Mr. Lakshmi N. Mittal.

Malay Mukherjee, Member of the Group Management Board, Responsible for Asia, Africa, Mining, CIS. Malay Mukherjee has over 30 years experience in a variety of technical and commercial functions in the steel industry, including iron ore mining, project implementation, materials management and steel plant operations. He joined the LNM Group in 1993 from the Steel Authority of India Limited (SAIL), where his last position was as Executive Director (Works) at the Bhilai Steel Plant, the largest integrated steel plant in India, with a production capacity of approximately four million tonnes. Mr. Mukherjee has a Master’s Degree in Mining from the USSR State Commission in Moscow and a Bachelor of Science Degree from the Indian Institute of Technology in Kharagpur, India. Mr. Mukherjee has completed an advanced management program conducted by the Commonwealth Secretariat in joint association with the University of Ottawa, Canada and the Indian Institute of Management, Ahmedabad. Mr. Mukherjee joined Ispat Karmet in 1996 from Ispat Mexicana, where he was Managing Director. He joined Ispat Europe as President and CEO in June of 1999 to take higher responsibilities. Formerly the President and Chief Operating Officer of Ispat International N.V., Mr. Mukherjee became Chief Operating Officer of Mittal Steel in October 2004. Mr. Mukherjee is a recipient of the MECON Award from the Indian Institute of Metals.

Carlo Panunzi, Executive Vice President, Responsible for Long Americas: Carlo Panunzi was previously Senior Executive Vice President of Arcelor Brasil, in charge of Long Products and Distribution. Arcelor Brasil (now ArcelorMittal Brasil) results from the merger of three subsidiaries of Arcelor in Brazil, Companhia Siderúrgica Belgo-Mineira, CST and Vega do Sul (now ArcelorMittal Vega). In 2002, Carlo Panunzi became the president of Belgo-Mineira, which he joined in 1999 and where he was, among other positions, managing director of the Piracicaba plant in the state of São Paulo. Before that, he held several positions at ARBED, which he joined in 1973 as an engineer at the Differdange plant’s rolling line.

Michael Pfitzner, Executive Vice President, Responsible for Marketing and Commercial Coordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies namely Mannesmann, Saarstahl, Krupp Thyssen Stainless and Salzgitter. In his last assignment at Salzgitter, where he worked for nearly five years, Mr. Pfitznerwas a Member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in economics from the University of Bonn, Germany.

Gerhard Renz, Executive Vice President, Responsible for Long Europe: Gerhard Renz was formerly the Chief Operating Officer of Mittal Steel Europe. He has over 32 years experience in the steel industry. Mr. Renz formerly worked as the Managing Director of Mittal Steel Hamburg. Mr. Renz is a Board Member of Verein Deutscher Eisenhüttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute. He holds a Bachelor’s degree in Engineering.

Michael G. Rippey, Executive Vice President, Responsible for USA: Michael Rippey was elected as President and Chief Executive Officer of Mittal Steel USA in August 2006. Previously, he had been its executive vice president, sales & marketing, since April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. From January 2004, Mr. Rippey was executive vice president, commercial, and chief financial officer at Ispat Inland Inc., a predecessor company of Mittal Steel USA (now ArcelorMittal USA), which he joined in June 1998. He has a Bachelor’s degree in marketing from Indiana University, Bloomington, a Master’s degree in banking and finance from Loyola University, Chicago, and a Master’s of Business Administration degree from the University of Chicago.

Lou Schorsch, Executive Vice President, Responsible for Flat Americas: Lou Schorsch was elected in August 2006 as President and Chief Executive Officer of Flat Americas. Previously, he had been Chief Executive Officer of Mittal Steel USA since the merger of Mittal Steel and ISG in October 2004. Prior to this, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland, where he was responsible for significant improvements in the company’s operational performance. Dr. Schorsch has over 25 years experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm’s metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled “Upheaval in a Basic Industry”.

Bill Scotting, Executive Vice President, Responsible for Performance Enhancement: Bill Scotting joined Mittal Steel in September 2002 to lead its performance enhancement activities, becoming responsible for Strategy in July 2007. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 20 years of experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete United Kingdom, Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science degree in metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and a Master’s of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Gonzalo Urquijo, Member of the Group Management Board, Responsible for Long Products, Steel Solutions and Services, Corporate Responsibility (CR): Gonzalo Urquijo, previously Senior Executive Vice President and Chief Financial Officer of Arcelor, held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions & Services, and other activities. Gonzalo Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later Co-CEO. Mr. Urquijo is has a degree in economics and political science from Yale University and holds a Master’s of Business Administration degree from the Instituto de Empresa in Madrid.

André van den Bossche, Executive Vice President, Responsible for Associations, Mandates and Steel Contact Groups: André van den Bossche was previously Arcelor’s Executive Vice President Commercial Worldwide Optimisation, a post he assumed in 2005. Prior to this, he was managing director of Arcelor’s Flat Carbon Steel commercial organization from 2002 to 2005. Between 1995 and 2001, he was managing director at the Aceralia Sidstahl Ibérica and Sidstahl sales organizations. Before that, he was sales director at TradeArbed Luxembourg (1986-1995). At Sidmar (Ghent), which he joined in 1970, he was Vice President of the Commercial and Customer Relations Department, General Manager of the cold rolling mill and production and management engineer at the cold rolling mill. André van den Bossche is a civil engineer with degrees from the Universities of Louvain and Ghent.

Michel Wurth, Member of the Group Management Board, Responsible for Flat Products Europe, Products Development and R&D, Global Customers: Michel Wurth, was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel Europe & Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R & D, NSC Alliance. The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Michel Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives. Michel Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998. Michel Wurth holds a law degree from the University of Grenoble, a political science degree from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

B. Compensation

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2006 and 2007 was as follows:

	Year ended December 31,
	2006	2007
(Amounts in $ thousands except option information)
Base salary and/or directors fees	$3,760	$4,334
Short-term performance-related bonus	3,288	2,181
Long-term incentives (number of options)	175,000	60,000

The annual compensation paid to the members of ArcelorMittal’s Board of Directors for services in all capacities in 2006 and 2007 was as follows:

	2006	2007(1)	2006 Short-term Performance Related	2007 Short-term Performance Related	2006 Long-term Number of Options	2007 Long-term Number of Options
(Amounts in $ thousands except option information)
Lakshmi N. Mittal	$2,005	$2,001	$1,677	$2,181	100,000	60,000
Aditya Mittal(2)	942	—	1,611	—	75,000	—
Vanisha Mittal Bhatia	23	—	—	—	—	—
Narayanan Vaghul	139	—	—	—	—	—
Ambassador Andrés Rozental(3)	142	—	—	—	—	—
Muni Krishna T. Reddy(4)	119	—	—	—	—	—
René Lopez(5)	82	—	—	—	—	—
Wilbur L. Ross, Jr.	105	—	—	—	—	—
Lewis B. Kaden	123	—	—	—	—	—
François H. Pinault(6)	80	—	—	—	—	—
Joseph Kinsch(7)	—	338	—	—	—	—
José Ramón Álvarez-Rendueles Medina(8)	—	297	—	—	—	—
Sergio Silva de Freitas(9)	—	181	—	—	—	—
Georges Schmit(10)	—	197	—	—	—	—
Edmond Pachura(11)	—	213	—	—	—	—
Michel Angel Marti(12)	—	180	—	—	—	—
Manuel Fernández López(13)	—	163	—	—	—	—
Jean-Pierre Hansen(14)	—	200	—	—	—	—
John Castegnaro(15)	—	180	—	—	—	—
Corporación JMAC (Antoine Spillmann)(16)	—	163	—	—	—	—
HRH Prince Guillaume de Luxembourg(17)	—	184	—	—	—	—
Romain Zaleski(18)	—	37	—	—	—	—

Total	3,760	4,334	3,288	2,181	175,000	60,000

(1)	The compensation that was paid in 2007 to the former Arcelor Board Members was for their services to Arcelor in 2006. No compensation was paid to the former Mittal Steel Board Members on the ArcelorMittal Board in 2007. Compensation with respect to 2007 will be paid after shareholder approval at the AGM to be held on May 13, 2008. Attendance fees for 2007 amounting to approximately $0.4 million, were paid in February 2008.

(2)	Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. His compensation as a Director is included only for the period from January 2006 to October 2006. Mr. A. Mittal did receive compensation , a bonus and options in 2007, however he was no longer a member of the Board of Directors.
(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(5)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(7)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Kinsch was paid as Chairman of Arcelor’s Board of Directors in 2006.
(8)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Álvarez-Rendueles Medina was paid as Vice-Chairman of Arcelor’s Board of Directors in 2006.
(9)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Silva de Freitas was paid as an Arcelor Board Member in 2006.
(10)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Schmit was paid as an Arcelor Board Member in 2006.
(11)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Pachura was paid as an Arcelor Board Member in 2006.
(12)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Marti was paid as an Arcelor Board Member in 2006.
(13)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Fernández López was paid as an Arcelor Board Member in 2006.
(14)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Hansen has was as an Arcelor Board Member in 2006.
(15)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Castegnaro was paid as an Arcelor Board Member in 2006.
(16)	Corporación JMAC (Mr. Spillmann) was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006. HRH Prince Guillaume de Luxembourg was paid as an Arcelor Board Member in 2006.
(18)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned on March 5, 2008.

As of December 31, 2006 and 2007, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2007, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise of the options granted to ArcelorMittal’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	60,000	500,000	$23.86
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000		190,000	25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—
Narayanan Vaghul(3)	—	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—	—
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—	—
René Lopez(6)	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—
François H. Pinault(7)	—	—	—	—	—	—	—	—
Joseph Kinsch(8)	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(9)	—	—	—	—	—	—	—	—
Sergio Silva de Freitas(10)	—	—	—	—	—	—	—	—
Georges Schmit(11)	—	—	—	—	—	—	—	—
Edmond Pachura(12)	—	—	—	—	—	—	—	—
Michel Angel Marti(13)	—	—	—	—	—	—	—	—
Manuel Fernández López(14)	—	—	—	—	—	—	—	—
Jean-Pierre Hansen(15)	—	—	—	—	—	—	—	—
John Castegnaro(16)	—	—	—	—	—	—	—	—
Corporación JMAC (Antoine Spillmann)(17)	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(18)	—	—	—	—	—	—	—	—
Romain Zaleski (19)	—	—	—	—	—	—	—	—
Total	87,500	87,500	105,000	175,000	175,000	60,000	690,000	24.39
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	$64.30	—	—
Term (in years)	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	—	—

(1)	Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. Mr. A Mittal did receive options in 2007, but was no longer a member of the Board of Directors.
(2)	Mr. Vaghul exercised all his vested options in 2005.
(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.
(5)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(7)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(8)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(9)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(10)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006.

(11)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(12)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(13)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(14)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(15)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(16)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	Corporación JMAC (Mr. Spillmann) was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(18)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(19)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned from the Board on March 5, 2008.

The total annual compensation of ArcelorMittal’s senior management for 2007 was $17 million in base salary and $23 million in short-term performance related bonuses. As of December 31, 2007, approximately $2.0 million was accrued by ArcelorMittal to provide pension benefits to its senior management. During 2007, no loans or advances to ArcelorMittal’s senior management were outstanding. As of December 31, 2006, no loan was outstanding.

In 2006, Arcelor granted 217,146 options to its senior management at an exercise price of €34.43. All of these options have been converted into options under the ArcelorMittal Global Stock Option Plan. Options were granted to senior management for 2006 in accordance with the Arcelor Stock Option Plan and in 2006 and 2007 in accordance with the ArcelorMittal Global Stock Option Plan, both described below. Future stock options will be granted under the ArcelorMittal Stock Option Plan.

Stock Option Plan

In 2003, Arcelor established its International Stock Option Plan (the “Arcelor Stock Option Plan”). Options were granted at the discretion of the Arcelor’s Appointments and Remuneration Committee or its delegate. The allotment conferred to the beneficiary the option of purchasing or subscribing for, at Arcelor’s choice, Arcelor shares under the terms laid down in the Arcelor Stock Option Plan rules. The options could be exercised over a period of a maximum of four years starting, at the earliest, three years after the allotment, depending on each country where the options were granted.

The Arcelor Board of Directors approved on June 25, 2006, upon the recommendation of its Appointments and Remuneration Committee, a resolution to amend the Arcelor Stock Option Plan so as to allow the beneficiaries to exercise as from July 1, 2006 the stock options that were granted prior to June 25, 2006, and then possibly to sell the corresponding shares.

On June 30, 2006, Arcelor granted 1,135,000 options to a group of 91 executives at an exercise price of €34.43. Options in the amount of 170,000 were allocated to its Group Management Board members. The options expire on June 30, 2013.

In 1999, ArcelorMittal established the ArcelorMittal Global Stock Option Plan (“ArcelorMittalShares”), which is described more fully in Note 16 of the ArcelorMittal Consolidated Financial Statements. Under the terms of ArcelorMittalShares, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its affiliates for up to 20,000,000 shares of common stock (increased from 6,000,000 shares to 10,000,000 shares of common stock after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 shares of common stock after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the date of grant, with a maximum term of 10 years. Options are granted at the discretion of the ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On September 1, 2006, Mittal Steel granted 3,999,223 options to a group of key employees at an exercise price of $33.755. Of this option grant, 550,300 options (including 100,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on September 1, 2016.

On August 2, 2007, ArcelorMittal granted 5,965,200 options to a group of key employees at an exercise price of $64.30 and on December 11, ArcelorMittal granted 13,000 options to a group of key employees at an exercise price of $74.535. Of this option grant, 694,000 options (including 60,000 options granted to the Significant shareholder) were allocated to senior management. The options expire on August 2, 2017 and December 11, 2017, respectively.

The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2005	2006	2007
Exercise price	$28.75	$33.76	$64.30 – 74.535
Dividend yield	1.44%	1.45%	2.03%
Expected annualized volatility	52%	60%	142%
Discount rate—bond equivalent yield	4.50%	4.63%	4.91%
Weighted average share price	28.75	33.76	64.30 – 74.535
Expected life in years	6	6	6
Fair value of options (per share)	13	30.01	52.46

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 9, 28 and 108 for each of the years ended December 31, 2005, 2006, and 2007, respectively.

Option activity with respect to ArcelorMittal is summarized below as of and for each of the years ended December 31, 2005, 2006, and 2007:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2004	1,711,216	$2.26 –$11.94	$6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 – 11.94	5.87
Forfeitures	(210,833)	2.26 – 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 – 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 – 28.75	17.83
Cancelled	(4,000)	8.57 – 11.94	10.26
Forfeitures	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27
Granted	5,978,200	64.30 –74.535	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28

Outstanding, December 31, 2007	13,579,438	2.26 – 74.535	46.15

Exercisable, December 31, 2007	2,595,164	2.26 – 74.535	27.64
Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 – 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 – 11.94	8.03

The following table summarizes information about stock options as of December 31, 2007:

Options Outstanding
Exercise Prices	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
$74.535	13,000	9.95	—
64.30	5,965,200	9.59	10,000
44.35	1,480,045	5.50	—
33.76	3,193,503	8.68	785,069
28.75	2,188,747	7.65	1,072,581
20.83	11,429	4.50	—
16.89	29,373	3.50	29,373
12.46	17,622	2.50	17,622
11.94	212,499	1.71	212,499
8.57	199,200	2.42	199,200
2.26	268,820	4.27	268,820

2.26 – 74.535	13,579,438	8.26	2,595,164

C. Board Practices

The following summarizes aspects of ArcelorMittal’s Board Practices and corporate governance practices more generally.

Mittal Steel / Arcelor Memorandum of Understanding

On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding (the “Memorandum of Understanding” or “MOU”) on the basis of which Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor and pursuant to which, among other things, the parties agreed on certain corporate governance matters relating to ArcelorMittal. In particular, the Memorandum of Understanding includes certain special governance mechanisms designed to promote the integration of ArcelorMittal during an initial three-year transitional period beginning August 1, 2006, referred to as the Initial Term. Mittal Steel and Arcelor agreed to change and unify their respective corporate governance structures and rules until the merger of Mittal Steel into Arcelor in accordance with the MOU (the “Merger”). Following the resignation of Mr. Roland Junck as Chief Executive Officer of Mittal Steel and Arcelor on November 5, 2006, the Boards of Directors of Mittal Steel and Arcelor unanimously agreed upon certain amendments to the principles set forth in the MOU, in order to enable the appointment of Mr. Lakshmi N. Mittal as Chief Executive Officer of Mittal Steel and Arcelor. ArcelorMittal’s corporate governance structure has been established on the same basis as those of Arcelor and Mittal Steel, in accordance with the MOU. Since the implementation of the Memorandum of Understanding, Arcelor and Mittal Steel (which, through a two-step process, merged into Arcelor and was then renamed “ArcelorMittal”) have been governed by a Board of Directors and a Group Management Board, which were identical in composition. Since the Merger, ArcelorMittal is governed similarly. In conformity with Luxembourg law, certain provisions of the MOU relating to corporate governance aspects having been incorporated into the Articles of Association of ArcelorMittal as they have been amended by the extraordinary general meeting of shareholders on November 5, 2007. For a full description of the current composition of the Board of Directors and the Group Management Board of ArcelorMittal, see “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management”. The Memorandum of Understanding is Exhibit 10.1 to this annual report and certain other relevant provisions of it are summarized in “Item 10.C—Additional Information—Material Contracts”.

Board of Directors, Group Management Board and Management Committee of ArcelorMittal

The Memorandum of Understanding provides that ArcelorMittal will be governed by a Board of Directors and a Management Board. The Management Board was subsequently renamed the Group Management Board.

The Memorandum of Understanding (as amended on November 5, 2006) further provides that during the Initial Term, the Board of Directors of ArcelorMittal will have the following characteristics:

•

The Board of Directors would be composed of 18 non-executive members, the majority of whom would be independent, except that the Chief Executive Officer of the Company may be a member of the Company Board of Directors.

•	Six members would be nominated by (the then-existing) Mittal Steel, three of whom would be independent.

•	Six members would be from the (then-existing) Arcelor Board of Directors.

•	Three members would be from the (then-existing) Arcelor Board of Directors representing then-existing Arcelor major shareholders.

•	An additional three members would be employee representatives.

In addition, during the Initial Term, the Board of Directors will appoint one director as Chairman and one director as President of the Board of Directors.

Mr. Joseph J. Kinsch is currently the Chairman of the Board of Directors of ArcelorMittal, while Mr. Lakshmi N. Mittal is currently the President of the Board of Directors and CEO of ArcelorMittal.

The Memorandum of Understanding further provides that upon the retirement of Mr. Joseph Kinsch, Mr. Lakshmi N. Mittal would become the Chairman of ArcelorMittal and Mr. Joseph Kinsch would propose the successor President.

On December 4, 2007, ArcelorMittal announced that Mr. Joseph Kinsch would step down at the end of his mandate as Chairman of the Board of Directors at ArcelorMittal’s annual general meeting of shareholders on May 13, 2008 and would not seek another term, and that the Board of Directors had unanimously nominated Mr. Lakshmi N. Mittal to be appointed by the Board of Directors as the new Chairman on May 13, 2008. Mr. Mittal will also continue as Chief Executive Officer, as noted below.

With respect to the Group Management Board, the MOU provides that it would include the four then-current members of Arcelor’s Management Board and three members to be nominated by the then-current Mittal Steel Board of Directors, that is, seven members in total. The parties agreed that if the then-current CEO of Arcelor withdrew or resigned, the new CEO would be appointed by the relevant Board of Directors further to a proposal made by Mr. Joseph Kinsch and approved by Mr. Lakshmi N. Mittal.

Following the resignation of Mr. Roland Junck as Chief Executive Officer of Mittal Steel and Arcelor on November 5, 2006, Mr. Lakshmi N. Mittal was, on the same date, appointed a member of the Group Management Board and Chief Executive Officer of Mittal Steel. Effective November 5, 2006, Mr. Mittal resigned as a member of the Appointments, Remuneration and Corporate Governance Committee, and Mr. Sergio Silva de Freitas was appointed by the Board of Directors as Mr. Mittal’s successor on the Appointments, Remuneration and Corporate Governance Committee. As a consequence, from January 1, 2007 the Group Management Board had six members; following the resignation of Mr. Roland Junck effective July 31, 2007, the Group Management Board had five members. In addition, as a consequence of the changes above, the Board of Directors includes one “executive” director, instead of being composed exclusively of “non-executive” directors.

The proposal to appoint Mr. Mittal as Chief Executive Officer of Mittal Steel and Arcelor was unanimously approved by the Boards of Directors of Mittal Steel and Arcelor. The general meeting of shareholders of Mittal Steel ratified this appointment at the annual general meeting of shareholders held on June 12, 2007, it being noted that the Significant shareholder did not participate in the vote.

The Board of Directors is in charge of the overall management of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for those matters that are expressly reserved by Luxembourg law or the Articles of Association of ArcelorMittal for the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of 3 and a maximum of 18 members, all of whom except the Chief Executive Officer shall be non-executive and that none of the members of the Board of Directors, except for the Chief Executive Officer, shall have an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal. Currently, the Board of Directors is comprised of 17 “non-executive” directors and one “executive” director. The Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, is the sole “executive” director.

The Articles of Association provide that the directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Except as specifically described below, no shareholder has special rights to nominate, elect or remove directors. All directors are elected by the general meeting of shareholders for three-year terms (with respect to appointments made after November 13, 2007, except in the event of the replacement of a member of the Board of Directors during his or her mandate). Following the Initial Term, and subject to the ArcelorMittal’s Articles of Association, the Significant shareholder will be entitled to representation on ArcelorMittal’s Board of Directors in proportion to its shareholding.

The Group Management Board is entrusted with the day-to-day management of ArcelorMittal. Mr. Lakshmi N. Mittal, the Chief Executive Officer, is the Chairman of the Group Management Board. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, the Group Management Board exercises only the authority granted to it by the Board of Directors.

In establishing ArcelorMittal’s strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of ArcelorMittal’s senior management, who have substantial professional and worldwide steel industry experience. Some of the members of ArcelorMittal’s senior management team are also members of the Group Management Board.

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board and 18 other senior executives. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders and shares information about the situation of the group and its markets.

Operation of the Board of Directors

In accordance with the provisions of the MOU, the required quorum for meetings of the Board of Directors is a majority of the directors, including at least the Chairman, the President and a majority of the independent directors present or represented.

Each director has one vote and none of the directors, including the Chairman of the Board of Directors, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a quorate meeting, except as otherwise required by Luxembourg law.

During the Initial Term, the agenda of each meeting of the Board of Directors will be jointly agreed by the Chairman and the President of the Board of Directors and will include any matters proposed to be included on the agenda jointly by the Chairman and the President. In the event of a disagreement, the Chairman and the President will work together to try to resolve it. After the expiration of the Initial Term, the Chairman and the President will use their reasonable best efforts to agree on the agenda.

Director Independence

The Articles of Association provide that at least one-half of the Board of Directors shall be composed of independent members. Currently, 13 of the 18 members of the Board of Directors are independent. A director is considered to be “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, Inc., as it may be amended from time to time, or any successor provision, subject to the exemptions available for foreign private issuers, and (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder.

Separate Meeting of Non-Executive Directors

The non-executive members of the Board of Directors may schedule meetings outside the presence of management. There is no minimum number of meetings that the non-executive directors must hold per year. During 2007, the non-executive directors of ArcelorMittal held one meeting among themselves, that is, without the attendance of the executive director.

Significant Shareholder Right of Opposition and Right of Board Representation

The Memorandum of Understanding provides that during the Initial Term, with respect to Board of Directors’ decisions that require shareholders approval, the Significant shareholder will vote in accordance with the position expressed by the Board of Directors, unless the Significant shareholder opposes any such position, in which case the Significant shareholder can vote as it wishes, subject to the following requirements. During the Initial Term, if Mr. Lakshmi N. Mittal opposes any decision of the Board of Directors on a matter that does not require shareholder approval and that was not proposed by him, Mr. Lakshmi N. Mittal will have the right to request that such action first be approved by a shareholders’ meeting, and the Significant shareholder will have the right to vote at such meeting as it sees fit. The Board of Directors will not approve any action that has been rejected by such shareholders’ meeting.

The Memorandum of Understanding further provides that during the Initial Term, and subject to the Significant shareholder owning or controlling at least 15% of the outstanding share capital of ArcelorMittal, the Significant shareholder is entitled to elect to ArcelorMittal’s Board of Directors a maximum of six directors, including three directors who are affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Following the Initial Term, and subject to any applicable provisions of ArcelorMittal’s Articles of Association, the Significant shareholder will be entitled to representation on ArcelorMittal’s Board of Directors in proportion to its shareholding.

Board of Directors Committees

The Board of Directors has two committees: an Audit Committee and an Appointments, Remuneration and Corporate Governance Committee.

Audit Committee. The Articles of Association provide that the Audit Committee is composed solely of independent members of the Board of Directors. Currently, the Audit Committee is composed of four independent directors, with independence defined as set out above and as set out in Rule 10A-3 under the Exchange Act. The members are appointed by the Board of Directors. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the financial reports and other financial information provided by ArcelorMittal to any governmental body or the public;

•	ArcelorMittal’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and members of management have established; and

•	ArcelorMittal’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor ArcelorMittal’s financial reporting process and internal controls system;

•	review and appraise the audit efforts of ArcelorMittal’s independent accountants and internal auditing department;

•	provide an open avenue of communication among the independent accountants, senior management, the internal audit department and the Board of Directors;

•	approve the appointment and fees of the independent auditors; and

•	monitor the independence of the external auditors.

The members of the Audit Committee are: Messrs. Narayanan Vaghul, José Rámon Álvarez-Rendueles, Wilbur L. Ross and Edmond Pachura, all of whom are independent under ArcelorMittal’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank Ltd., a company that is listed on the NYSE and the Mumbai Stock Exchange. Mr. Álvarez-Rendueles, a former Governor of the Banco de España and former President of the Banco Zaragozano, also has significant experience and financial expertise. Both Mr. Ross and Mr. Pachura have considerable experience in managing companies’ affairs.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2007, the Audit Committee met 11 times, six of which were physical meetings and five of which were held by teleconference.

Appointments, Remuneration and Corporate Governance Committee.

The Appointments, Remuneration and Corporate Governance Committee is comprised of four directors, all of whom are independent. The members are appointed by the Board of Directors. The Appointments, Remuneration and Corporate Governance Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the Appointments, Remuneration and Corporate Governance Committee to:

•

determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s remuneration and compensation framework, including stock options for the Chief Executive Officer and the Chief Financial Officer of ArcelorMittal, the members of the Group Management Board and the members of the Management Committee;

•	consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors;

•	provide advice and recommendations to it regarding the same; and

•	develop, monitor and review corporate governance principles applicable to ArcelorMittal.

The Appointments, Remuneration and Corporate Governance Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.

The members of the Appointments, Remuneration and Corporate Governance Committee are: Messrs. Joseph Kinsch, Sergio Silva de Freitas, Lewis Kaden and Jean-Pierre Hansen, all of whom are independent under ArcelorMittal’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Appointments, Remuneration and Corporate Governance Committee is Mr. Kaden.

The Appointments, Remuneration and Corporate Governance Committee is required by its charter to meet at least twice a year. During 2007, this committee met five times.

Governance Following the Initial Term

The Memorandum of Understanding provides that upon expiration of the Initial Term, ArcelorMittal’s corporate governance rules described above will be reviewed in order to reflect the best standards of corporate governance for comparable companies and, in particular, have them conform with the corporate governance aspects of the NYSE listing standards applied to non-U.S. companies and the applicable Luxembourg corporate governance code or similar document. The Chairman and the President shall consult in the year prior to the end of the Initial Term with a view to determining the identity of the directors to be recommended to the Appointments, Remuneration and Corporate Governance Committee.

Corporate Governance

ArcelorMittal is committed to adopt best practice standards in terms of corporate governance in its dealings with shareholders.

In particular, ArcelorMittal aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in the area of corporate governance and will make adjustments to its corporate governance controls and procedures when necessary. In this regard, on January 1, 2007, the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange entered into force. ArcelorMittal currently complies with all of the principles and recommendations set out therein. There are no significant differences between ArcelorMittal’s corporate governance practices and those currently required to be followed by U.S. domestic companies under the NYSE listing standards.

Process for Handling Complaints About Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Code of Business Conduct encourages all employees to bring such issues to the Audit Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Whistleblower Policy, concerns with regard to possible irregularities in accounting, auditing or banking matters or bribery within the business of ArcelorMittal and its subsidiaries may also be communicated through the Corporate Governance—Whistleblower section of the ArcelorMittal website at http://www.arcelormittal.com, where ArcelorMittal’s Whistleblower Policy is also available.

During 2007, employees reported no significant complaints of this nature.

Internal Assurance

ArcelorMittal has an Internal Assurance function. It is the responsibility of the Head of Internal Assurance of ArcelorMittal, who reports to the Audit Committee. The function is staffed by full-time professional staff located at each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function, and their implementation is regularly reviewed by the Audit Committee.

Independent Registered Public Accounting Firm Independence

The appointment and determination of fees of the independent registered public accounting firms is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining at least once a year a written statement from the independent registered public accounting firms that their independence has not been impaired. The Audit Committee has also obtained a confirmation from the principal independent registered public accounting firm that none of its former employees is in a position with ArcelorMittal that may impair the principal independent registered public accounting firm’s independence.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct. The Code of Business Conduct sets out standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the discharge of their duties. They must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal audit/internal assurance department. The Code of Business Conduct is available in the Corporate Governance—Code of Business Conduct section of ArcelorMittal’s website.

D. Employees

ArcelorMittal had approximately 311,000 employees as of December 31, 2007.

The table below sets forth the total number of employees by operating segment for the past three years.

	As of December 31,
	2005	2006	2007
Segment
Flat Carbon Americas(1)	21,046	36,700	35,491
Flat Carbon Europe	29,811	67,238	68,000
Long Carbon Americas and Europe	20,050	40,893	56,462
AACIS	153,235	148,291	123,526
Stainless Steel(2)	—	11,542	11,570
AM3S(2)	—	11,560	13,086
Other activities	144	3,354	3,331

Total	224,286	319,578	311,466

(1)	Includes Dofasco for Arcelor in 2006.
(2)	The Stainless Steel and AM3S segments correspond solely to the operations of Arcelor, which were consolidated as of August 1, 2006.

ArcelorMittal employees in various sites throughout the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations at various sites. The following description summarizes the status of certain of these agreements and relationships.

On April 19, 2007, ArcelorMittal employee representatives and management agreed on the principle of a new combined European Works Council (“EWC”). This new agreement replaces the EWC agreements that previously existed in both Mittal steel and Arcelor prior to their merger and represents a major additional step in the integration of ArcelorMittal. The agreement was signed and the EWC was inaugurated on July 10, 2007.

The collective bargaining agreement between the United Steelworkers of America (USWA) and ArcelorMittal USA will expire on September 1, 2008, following which a new agreement will be negotiated. The previous agreements were ratified in 2005 by the predecessor entity to ArcelorMittal USA. Under the terms of a 2004 collective bargaining agreement, the parties agreed to negotiate successor agreements without resorting to strikes or lockouts.

The Company and the IMF (International Metalworkers Federation), EMF (European Metalworkers Federation) and USW (United Steelworkers Union) are in the process of concluding a Global Health and Safety agreement.

The National Collective Bargaining Agreement in Belgium will expire on December 31, 2008, and plant-level negotiations will follow the establishment of a new national and sectoral agreements. Negotiations at plant level are expected to be concluded by March 2009.

Collective bargaining agreements in Germany were finalized on March 4, 2008, covering the period from February 2008 to April 2009.

Salary agreements were also concluded in respect of Kryviy Rih and Kazakhstan—Coal and Steel unions for the period September 2007 to September 2008.

E. Share Ownership

As of December 31, 2007, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (39 individuals) was 2,106,308 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 550,338 ArcelorMittal common shares that are exercisable within 60 days of December 31, 2007), being 0.15% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal common shares, these 39 individuals beneficially own 1,575,970 ArcelorMittal common shares. See “Item 7—Major Shareholders and Related Party Transactions”. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. The percentage of total common shares in the possession of the Significant shareholder (including treasury stock) decreased from 44.79% prior to November 13, 2007 to 43.05% after that date as a result of the second step of the merger between Mittal Steel and Arcelor. The number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2005 was 370,024 at an exercise price of $28.75, the number of Mittal Steel options granted to directors and senior management (including the Significant shareholder) in 2006 was 472,553 at an exercise price of $33.755 and the number of ArcelorMittal options granted to directors and senior management (including the Significant shareholder) in 2007 was 714,000 at an exercise price of $64.30. No Mittal Steel options were granted during 2004. These options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant. The option term expires 10 years after the grant date. In 2006, Arcelor granted 217,146 options to its senior management at an exercise price of €34.43.

Please see “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options held by members of Mittal Steel’s Board of Directors.

The following table summarizes the history of share options granted to senior management of Mittal Steel and ArcelorMittal, as its successor (in 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management):

	Options* granted 1999	Options* granted 2000	Options* granted 2002	Options* granted 2005	Options* granted 2006	Options* granted 2007	Total**	Average weighted exercise price**
Senior Managers (including the Significant shareholder)	87,500	87,500	105,000	370,024	472,553	714,000	2,053,713	$46.46
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.76	$64.30
Term (in years)	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	—	—

*	Options awarded under ArcelorMittalShares.
**	The options granted by Arcelor (noted above) have been included in the total number of options and the average weighted exercise price (at a conversion rate of 1EUR = 1.3705 USD)

In accordance with the Luxembourg Stock Exchange’s Ten Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2007, the authorized common shares of ArcelorMittal consisted of 1,470,000,000 common shares, without nominal value. At December 31, 2007 1,448,826,347 common shares (December 31, 2006: 934,818,280 class A common shares and 457,490,210 class B common shares) were issued and 1,421,570,646 common shares (December 31, 2006: 927,778,733 class A common shares and 457,490,210 class B common shares) were outstanding.

The following table sets forth information as of December 31, 2007 with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Common shares(1)
	Number		%
Significant shareholder(2)	623,665,000		43.05%
Treasury Stock(3)	26,465,219	(4)	1.83
Other Public Shareholders	798,696,128		55.13

Total	1,448,826,347		100.00%

Directors and Senior Management(5)	2,106,308	(6)(7)	0.15%

(1)	For purposes of this table a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date which such person or group of persons has the right to acquire within 60 days after December 31, 2007 upon exercise of vested portions of stock options. The first third of the stock options granted on September 1, 2006 and the first and second third of the stock options granted on August 23, 2005 have vested on August 23, 2006, and all stock options of the previous grants have vested. None of the stock options granted on August 2, 2007 have vested, the first third, however, will vest on August 2, 2008.
(2)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own. ArcelorMittal common shares. Ispat International Investments S.L. is the owner of 98,250,000 ArcelorMittal common shares. Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 30,000 ArcelorMittal common shares and holds options to acquire an additional 500,000 ArcelorMittal common shares of which 340,000 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 ArcelorMittal common shares and holds options to acquire an additional 40,000 ArcelorMittal common shares of which all 40,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à.r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,620,000 ArcelorMittal common shares and Mrs. Mittal is the beneficial owner of 623,295,000 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal, together directly and indirectly through intermediate holding companies, own 623,285,000 ArcelorMittal common shares.
(3)	Represents ArcelorMittal common shares repurchased by ArcelorMittal pursuant to the previously announced share repurchase programs of ArcelorMittal.
(4)	Consisting of 27,375,557 ArcelorMittal common shares purchased between November 13, 2007 and December 31, 2007 and excluding (i) 119,856 options that were exercised during the November 13, 2007—December 31, 2007 period, (ii) 530,338 stock options that can be exercised by directors and senior management (other than the Significant shareholder) and (iii) 380,000 stock options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2007.

(5)	Excludes shares beneficially owned by the Significant shareholder.
(6)	These 2,106,308 ArcelorMittal common shares are included in shares owned by public shareholders indicated above.
(7)	During 1998, ArcelorMittal awarded 198,750 common shares to certain members of senior management of ArcelorMittal in connection with ArcelorMittal’s initial public offering undertaken in 1997 and also awarded 54,390 common shares to certain senior executives as bonus shares in connection with ArcelorMittal’s stock bonus plan.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (i) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (ii) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders register, or ArcelorMittal European Registry Shares, which are registered in a local shareholder registry kept by or on behalf of ArcelorMittal by ABN AMRO Bank N.V., or directly on ArcelorMittal’s Luxembourg shareholder registry without being held on ArcelorMittal’s local Dutch shareholder registry. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her and the amount paid up on each share in the shareholder registry of ArcelorMittal.

At December 31, 2007, there were 2,398 shareholders other than the Significant shareholder holding an aggregate of 41,403,606 ArcelorMittal common shares registered in ArcelorMittal’s shareholders register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2007, there were 33 U.S. shareholders holding an aggregate of 75,086,431 New York Shares, representing approximately 10% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2007, there were 696,347,786 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting Rights

As of December 31, 2007, ArcelorMittal’s Significant shareholder owned directly and indirectly through holding companies 623,665,000 ArcelorMittal common shares, representing approximately 44% of the combined voting interest in ArcelorMittal. In the merger between ArcelorMittal and Arcelor, 31,619,094 ArcelorMittal shares were issued on November 13, 2007. After closing of the third offer period for Arcelor shares on November 17, 2006, a total of 679,416,607 shares had been issued to the shareholders of Arcelor since July 31, 2006, as partial payment for Arcelor (the other part was paid in cash). Prior to closing of the third offer period for Arcelor shares on November 17, 2006, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98% of the combined voting interest in Mittal Steel. On completion of the merger with ISG on April 15, 2005, 60,891,883 shares were issued to the former shareholders of ISG as partial payment for ISG (the other part was paid in cash). Prior to the merger with ISG, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (save for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Significant shareholder. Prior to the completion of the acquisition of LNM Holdings, the Significant shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the combined voting interest in Mittal Steel.

B. Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of ArcelorMittal. Please refer to Note 12 of the ArcelorMittal Consolidated Financial Statements.

Shareholder’s Agreement

The Significant shareholder, a holding company owned by the Significant shareholder and ArcelorMittal are parties to a shareholder and registration rights agreement (the “Shareholder’s Agreement”) dated August 13, 1997. Pursuant to the Shareholder’s Agreement, subject to the terms and conditions thereof, ArcelorMittal shall, upon the request of certain holders of restricted ArcelorMittal shares, use its reasonable efforts to register under the United States Securities Act of 1933, as amended, the sale of ArcelorMittal shares intended to be sold by those holders. By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of the ArcelorMittal shareholders (other than the Significant shareholder and certain permitted transferees) at a general shareholders’ meeting.

Memorandum of Understanding

As of the date of the signature of the Memorandum of Understanding, Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, were the Significant shareholder and owned 87.47% of Mittal Steel’s shares, representing 98.32% of the voting rights of Mittal Steel.

The Significant shareholder is a party to the Memorandum of Understanding, dated June 25, 2006, between Mittal Steel and Arcelor. The Memorandum of Understanding is described under “Item 10C—Additional Information—Material Contracts”.

Repurchase of Shares from Entity related to Director

On February 19, 2008, ArcelorMittal repurchased 25 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, a Dutch Stichting, at a price of €46.60 per share for a total consideration of €1.165 billion (approximately $1.8 billion). Mr. Romain Zaleski was a member of the ArcelorMittal Board of Directors at the time of such transaction.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Export Sales

Because ArcelorMittal has no significant operations in its home country of Luxembourg, all of its sales are considered to be export sales. Annual sales to a single individual customer did not exceed 10% of sales in any of the periods presented.

Legal Proceedings

This section discusses the principal environmental liabilities of ArcelorMittal and the principal legal actions to which ArcelorMittal is a party.

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note 2 to the ArcelorMittal Consolidated Financial Statements.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties, and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

In the cases where quantifiable fines and penalties have been assessed, we have indicated the amount of such fine or penalties or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while we are able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, we believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, we have disclosed information with respect to the nature of the contingency but have not disclosed our estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and the involvement in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2007, ArcelorMittal had established reserves of $889 million for environmental liabilities, including $521 million in provisions relating to Europe, $210 million in provisions relating to the United States, $122 million in provisions relating to South Africa, and $36 million in provisions relating to Canada. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s reserves for environmental liabilities include approximately $14 million for RCRA Corrective Action, and $22 million for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires ArcelorMittal to perform a Remedial Facilities Investigation (“RFI”) and ultimately a Corrective Measures Study, to complete corrective measures, and to perform any required post-remedial activities. In 2006, an RFI was conditionally approved by the New York State Department of Environmental Conservation and the EPA. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. The Company expects to execute a Corrective Measure Order on Consent in 2008 for other site remediation activities. The Company has reserved approximately $64 million for the undiscounted future cost of performing anticipated remediation and post remediation activities over a period of 15 years or more. The estimate is based on the extent of soil and groundwater contamination identified by the RFI and likely remedial alternative; including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treat systems.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at ArcelorMittal USA’s Sparrows Point, Maryland facility. ArcelorMittal USA assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. In accordance with the Consent Decree, the Company will continue to address closure and post-closure care matters and implement corrective measures associated at Coke Point Landfill, complete a RCRA Corrective Action (Investigation, Remediation and Post Closure Care) on retained properties, and continue operation and maintenance of a remediation system at a former rod and wire mill. ArcelorMittal USA’s reserves for environmental liabilities include $34 million for the matters where corrective action costs are probable and can be reasonably estimated. The potential costs, as well as the time frame of possible remediation activities, which ArcelorMittal currently considers probable, relating to the site-wide investigation at Sparrows Point or resulting from a sale of the Sparrows Point Business pursuant to a U.S. Department of Justice Order, cannot be reasonably estimated until more of the investigations and data analysis are completed and the terms and conditions of any sale is defined.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) addressing the transfer of required permits from Bethlehem Steel to ArcelorMittal USA, and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, ArcelorMittal USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately $20 million. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit, ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further proceedings. The EPA also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns, and further discussions are planned.

Europe

Provisions total $521 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($196 million), Luxembourg ($119 million) and Belgium ($157 million). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds as well as certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Environmental Claims

ArcelorMittal is a party to various legacy environmental claims. As of December 31, 2007, ArcelorMittal had not established reserves for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940’s and then sold the assets of in the early 1950’s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2007, ArcelorMittal is not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. ArcelorMittal acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2007, ArcelorMittal is unable to assess the outcome of these proceedings or to reasonably estimate the amount of liabilities relating to this matter, if any.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2007, ArcelorMittal has established reserves in the aggregate of approximately $175 million for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes $113 million for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. Recent Brazilian Supreme Court jurisprudence would tend to support the Federal Revenue Service’s position.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. CST has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue issued a tax assessment in this regard for $533 million in December 2007. In January 2008, CST filed its defense to the tax assessment and is waiting for the decision of the administrative tribunal of first instance. While CST is unable to assess with any certainty the timing of this decision, it may be rendered before the end of 2008. A further appeal to the administrative tribunal of second instance would then be possible.

In May 2007, the Brazilian Federal Revenue Service issued a $806 million tax assessment to ArcelorMittal Brasil to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, ArcelorMittal Brasil received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be $16 million. This decision is subject to mandatory review by an administrative court which may modify the decision and has also been appealed by ArcelorMittal Brasil.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998- 2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to $71 million. The various claims are at different stages in the administrative procedure and two cases are in court. ArcelorMittal Brasil is unable reasonably to estimate when any or all of the cases may reach a definitive conclusion.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $56 million, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

South Africa

ArcelorMittal South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of $88 million in 2003 and $105 million in 2004. The parties have agreed to participate in an alternative dispute resolution procedure which has not yet reached conclusion.

Kazakhstan

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (i) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of $1.042 billion and (ii) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of $840 million, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for $1.042 billion was not justified and cancelled it, along with related administrative charges of $363 million. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The Tax Committee may appeal this decision within one year, but has not done so to date. In respect of the tax demand for $840 million, in February 2008, the Karaganda Court found in favor of the Tax Committee, quantifying the amount due as $840 million plus administrative charges of $261 million. ArcelorMittal Temirtau appealed this decision in February 2008 to the Regional Court of Karaganda. Although the Company is unable to estimate with any certainty when the appeal might be determined, appeals in Kazakhstan are typically decided within several months. The Company considers it has no liability in respect of either tax assessment, since its obligation to pay income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2007, Mittal Steel has established reserves of approximately $54 million in the aggregate for the claims disclosed below:

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of $47 million. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of ArcelorMittal Brasil commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to ArcelorMittal or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues of the entity found to be liable for breaches of EU competition law. ArcelorMittal is currently unable to assess the ultimate outcome of the proceedings before the European Commission, the entity that might be found liable or the amount of any fines that may result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered ArcelorMittal Ostrava to pay approximately $106 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of $24.7 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). ArcelorMittal is currently reviewing the Statement of Objections and evaluating its possible response thereto. Any potential fine that might be imposed will depend on the entity that will ultimately be considered liable for the alleged practices. ArcelorMittal is unable at present to determine the outcome of the investigation or estimate the amount or range of a potential fine that may be imposed.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that ArcelorMittal South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately $97 million, other behavioral remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeals, which have been fixed for October 2008.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2007, ArcelorMittal has established reserves of approximately $39 million in the aggregate for the claims disclosed below.

North America

Canada

ArcelorMittal North America Inc. and ArcelorMittal Tubular Products Roman S.A are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). ArcelorMittal has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of $56.4 million and

$25.4 million respectively. As of this time, the complaints have not been served on either ArcelorMittal entity. The plaintiff alleges that it purchased defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and ArcelorMittal North America Inc. ArcelorMittal is unable to reasonably estimate the amount of ArcelorMittal North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. ArcelorMittal and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Siderúrgica Del Pacifico, S.A. de C.V and Conjunto Siderúrgico Del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition, and sellers have agreed to indemnify purchasers subject to certain conditions set out in the SPA. The indemnity is limited to $45 million.

France

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the work-related illness is recognized by the Social Security authorities, the claimant, depending on the circumstances, can also claim in an action for “faute inexcusable” (inexcusable negligence) additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. This has generally been the case to date.

The number of claims outstanding for asbestos exposure at December 31, 2007 was 449, as compared to 421 as at December 31, 2006. The range of amounts claimed for the year ended December 31, 2007 was €7,500 to €615,000 (approximately $11,000 to $905,000). The aggregate costs and settlements for the five month period ended December 31,2006 were €230,000 (approximately $300,000) and $0, respectively. The aggregate costs and settlements for the year ended December 31, 2007 were €350,141 (approximately $515,000) and €1,200 (approximately $2,000) respectively.

	in number of cases
	2007		2006(1)
Claims unresolved at beginning of period	421		436
Claims filed	191		17
Claims settled, dismissed or otherwise resolved	(163	)(2)	(32)
Claims unresolved at December 31,	449		421

1	Represents the period from August 1, 2006 (the date of acquisition of Arcelor) to December 31, 2006.
2	After purchase of a new company, sale of a subsidiary and further verification.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s disclosure and public statements;

•	The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments since the June 2006 offer;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders;

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger are without merit and that such exchange ratio complied with the requirements of applicable law, was consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

•

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands, and stated in particular that:

•

it had no basis to conclude that the exchange ratio in the second-step merger must be the same as that in the secondary exchange offer component of Mittal Steel’s final offer for Arcelor securities announced on June 25, 2006;

•	it was not aware of any facts or circumstances that led it to question the accuracy of the exchange ratio;

•

it had no basis to conclude that Mittal Steel’s disclosure and public statements regarding the second-step merger and the exchange ratio were not timely and accurate or withheld price-sensitive information, and therefore were constitutive of market manipulation or otherwise incorrect; and

•	the merger exchange ratio was not contrary to Mittal Steel’s public statements on this subject.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Court.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. ArcelorMittal submitted its response to the briefs of the claimants on January 17, 2008.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all the members of the Board of Directors of ArcelorMittal and on the Significant shareholder. The claimants request, among other things (i) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for 7 Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (ii) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million.

Dividend Distributions

Pursuant to Luxembourg law and its Articles of Association, ArcelorMittal allocates at least five percent of its net profits to the creation of a reserve. This allocation ceases to be compulsory when the reserve reaches ten percent (10%) of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with the law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets as set out in the annual accounts are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed under law or by virtue of the articles of association. ArcelorMittal’s Articles of Association provide that the portion of annual net profit that remains unreserved shall be allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

•

a global amount shall be allocated to the board of directors by way of directors’ fees (“tantièmes”). This amount may not be less than one million euro (€1,000,000). In the event that the profits are insufficient, the amount of one million euro shall be imputed in whole or in part to the charges. The distribution of this amount among the members of the Board of Directors shall be effected in accordance with the Board of Directors’ rules of procedure; and

•	the balance shall be distributed as dividends to the shareholders or placed in the reserves or carried forward.

Interim dividends may be distributed under the conditions laid down by the Luxembourg law on commercial companies by decision of the Board of Directors.

No interest shall be paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

On September 27, 2006, Mittal Steel (a predecessor of ArcelorMittal) announced that its Board of Directors had agreed upon a dividend and cash distribution policy. The policy aimed to return 30% of ArcelorMittal’s prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend was designed to provide a minimum payout per year and would rise in order to reflect ArcelorMittal’s underlying growth. Payment of this dividend was made on a quarterly basis. In addition to this cash dividend, ArcelorMittal’s Board of Directors approved a share buy-back program (since completed) tailored to achieve the 30% distribution pay-out commitment.

Each quarter in 2007, a dividend of $0.325 per share was paid.

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend by 20 cents from $1.30 to $1.50 per share. This change to the Company’s dividend policy reconfirmed ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on announced annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of $10.4 billion, ArcelorMittal will return a total of $3.1 billion to shareholders by paying a cash dividend of approximately $2.1 billion and by implementing a $1.0 billion share buy-back program (since completed). This distribution policy was implemented as of January 1, 2008.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal ‘s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded on Euronext Amsterdam by NYSE Euronext (“MT”), Euronext Paris by NYSE Euronext (“MTP”), Euronext Brussels by NYSE Euronext (“MTBL”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed. Prices per share until September 3, 2007 are those of class A common shares of Mittal Steel, which along with its class B common shares, were exchanged for shares of ArcelorMittal in the first-step merger of Mittal Steel and ArcelorMittal.

	The New York Stock Exchange		Euronext Amsterdam		Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2003	$9.06	$2.05	€7.50	€2.05	—	—

Year ended December 31, 2004	42.80	6.80	32.45	5.20	—	—

Year ended December 31, 2005	43.86	22.11	33.25	17.31	—	—

Year ended December 31, 2006
First Quarter	39.75	26.72	32.58	22.05	—	—
Second Quarter	42.81	28.80	32.99	22.50	—	—
Third Quarter	35.09	27.79	28.14	21.82	€28.16	€23.00
Fourth Quarter	43.67	33.90	34.95	26.91	35.00	26.67

Year ended December 31, 2007
First Quarter	54.35	39.59	41.03	30.02	41.03	30.02
Second Quarter	66.90	52.41	50.08	38.15	50.08	38.15
Third Quarter	79.24	51.18	55.80	37.55	55.80	37.54
Fourth Quarter	83.88	67.68	58.26	45.67	58.25	45.70

Month ended
Sep-07	79.24	62.06	55.80	45.00	55.80	45.00
Oct-07	83.88	74.33	58.26	52.60	58.26	52.60
Nov-07	79.52	67.68	55.43	45.67	55.41	45.70
Dec-07	78.02	68.12	53.37	47.25	53.39	47.26
Jan-08	78.48	55.53	54.19	35.50	54.15	35.35
Feb-08	80.21	64.77	53.33	44.47	53.30	44.49
March 1 – March 13, 2008	79.58	71.83	52.45	47.24	52.46	47.22

Note: Includes intraday highs and lows.

	Luxembourg		Euronext		Spanish Stock
	Stock Exchange		Brussels		Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2003	—	—	—	—	—	—

Year ended December 31, 2004	—	—	—	—	—	—

Year ended December 31, 2005	—	—	—	—	—	—

Year ended December 31, 2006
First Quarter	—	—	—	—	—	—
Second Quarter	—	—	—	—	—	—
Third Quarter	€27.71	€24.50	€28.10	€24.60	€28.03	€24.00
Fourth Quarter	35.00	27.00	34.84	26.90	34.85	26.65

Year ended December 31, 2007
First Quarter	40.90	30.60	41.17	30.10	41.03	30.12
Second Quarter	49.98	39.00	50.11	38.62	50.10	38.18
Third Quarter	55.80	38.13	55.78	37.90	55.70	37.14
Fourth Quarter	57.90	46.00	58.20	45.64	58.20	45.67

Month ended
Sep-07	55.80	45.35	55.78	44.93	55.70	45.01
Oct-07	57.90	53.10	58.20	52.50	58.20	52.65
Nov-07	54.20	46.00	54.11	45.64	55.30	45.67
Dec-07	55.00	47.41	53.50	47.47	53.05	47.30
Jan-08	53.65	36.00	54.00	35.98	54.10	36.31
Feb-08	53.00	44.86	53.22	44.81	53.65	44.48
March 1 – March 13, 2008	52.25	47.45	51.90	47.50	52.25	47.01

(1)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

Note:

•	Includes intraday highs and lows.

•	Class A common shares of the former Mittal Steel were listed on Euronext Paris by NYSE Euronext and the Spanish Stock Exchanges on July 27, 2006 and on Euronext Brussels by NYSE Euronext and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

B. Plan of Distribution

Not applicable.

C. Markets

ArcelorMittal Steel common shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and listed and traded on Euronext Amsterdam by NYSE Euronext (“MT”), Euronext Paris by NYSE Euronext (“MTP”), Euronext Brussels by NYSE Euronext (“MTBL”) and the Spanish Stock Exchanges (“MTS”).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Set out below is a summary description of the ArcelorMittal shares based on the Articles of Association of ArcelorMittal as amended by the extraordinary general meeting of shareholders on November 5, 2007. For a full description of ArcelorMittal’s share capital, please see ArcelorMittal’s Articles of Association. The full text of ArcelorMittal’s Articles of Association is available at ArcelorMittal’s offices and at www.arcelormittal.com.

Corporate Purpose of ArcelorMittal

The corporate purpose of ArcelorMittal as stated in Article 3 of the Articles of Association is the following:

“The corporate purpose of the Company shall be the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and, more generally, intellectual and industrial property rights.

The Company may realize that corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form whatsoever, in companies and partnerships, and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies.

It may carry out any commercial, financial or industrial operation or transaction which it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.”

Form and Transfer of Shares

ArcelorMittal shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote ArcelorMittal shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her and the amount paid up on each share in the shareholder registry of ArcelorMittal. Each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder registry of ArcelorMittal, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. ArcelorMittal may accept and enter into its shareholder registry any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to ArcelorMittal.

In addition, the Articles of Association of ArcelorMittal provide that its shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in ArcelorMittal’s shareholder registry. Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. The shares may consist of (i) shares traded on the NYSE, or ArcelorMittal New York Registry Shares, which are registered in a local shareholder registry kept on behalf of ArcelorMittal by The Bank of New York, (ii) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, or the ArcelorMittal European Registry Shares, which are registered in a local shareholder registry kept on behalf of ArcelorMittal by ABN AMRO Bank N.V., or directly on the Luxembourg shareholder registry without being held on the local Dutch shareholder registry.

Issuance of Shares

The issuance of shares of ArcelorMittal requires an amendment to its Articles of Association in an extraordinary general meeting of shareholders which shall not validly deliberate unless at least one-half of the capital is represented and the agenda indicates the proposed amendments to the articles. If the first of these conditions is not satisfied, a second meeting may be convened, in the manner prescribed by the Articles of Association of ArcelorMittal, by means of two notices published at fifteen-day intervals and at least fifteen days prior to the meeting in the Mémorial and in two Luxembourg newspapers. The second meeting will deliberate irrespective of the proportion of the capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.

The shareholders may, within certain limits, grant the Board of the Directors the power to issue new shares. The extraordinary general meeting of shareholders on November 5, 2007 authorized the Board of Directors of ArcelorMittal for a period ending on November 5, 2012 to increase the issued share capital on one or more occasions up to the maximum amount of the authorized share capital for delivery upon exercise or conversion, as applicable, of ArcelorMittal’s stock options or other equity-based awards granted under any ArcelorMittal employee incentive or benefit plan. This authorization is and can only be valid for a specific period of time, being no more than five years, and may from time to time be extended by an extraordinary general meeting of shareholders for subsequent periods of no more than five years. As of December 31, 2007, the issued share capital of ArcelorMittal was €6,345,859,399.66, represented by 1,448,826,347 shares without nominal value and fully paid up, with authorized share capital of €6,438,600,000, represented by 1,470,000,000 shares without nominal value.

The Board of Directors is authorized to determine the conditions for all share issues, within the limits of the authorized share capital, including the payment in cash or in kind on such shares.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for any newly-issued shares, except for shares issued for consideration other than cash (in kind).

The Articles of Association of ArcelorMittal provide that preemptive rights can be limited or cancelled by the Board of Directors for a period ending on November 5, 2012, in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized share capital.

Repurchase of Shares

ArcelorMittal cannot subscribe for its own shares.

ArcelorMittal may, however, repurchase issued ArcelorMittal shares or have another person repurchase issued ArcelorMittal shares for its account, subject to the following conditions:

•

the prior authorization of the general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed 18 months) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•

the nominal value or, in the absence thereof, the accounting par value of the shares acquired, as well as that of shares held by ArcelorMittal and shares held by a person acting for ArcelorMittal’s account, may not exceed 10% of the value of the issued share capital;

•

the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•	only fully paid up shares may be repurchased.

In addition, Luxembourg law allows the Board of Directors to approve the repurchase up to 10% of the subscribed share capital (taking into account of treasury shares already owned by the Company or a person acting for its account) without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to ArcelorMittal. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting a value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them.

The extraordinary general meeting of shareholders on November 5, 2007 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on April 27, 2007 and granted to the Board of Directors a new authorization to repurchase up to 10% of the issued share capital in ArcelorMittal. The authorization is valid for a period ending on the earlier of 18 months from the effective date of the merger, which was November 13, 2007, or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board of Directors of ArcelorMittal is authorized to acquire and sell shares in the Company under the conditions set forth in Article 49-2 of the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time. Such purchases and sales may be carried out for any authorized purpose or which would come to be authorized by the laws and regulations in force.

As determined in the resolution voted by the shareholders at the extraordinary general meeting of shareholders on November 5, 2007, the purchase price per share to be paid in cash shall not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish Stock Exchanges, depending on the market on which the transactions are made, and shall not be less than the par value of the share at the time of repurchase. For off market transactions, the maximum purchase price shall be 125% of the price of Euronext Paris by NYSE Euronext. The price on the New York Stock Exchange or Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish exchanges will be deemed to be the higher of the average of the final listing price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of repurchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase prices indicate above shall be adjusted by a coefficient multiple equal to the ratio between the number of shares comprising the share capital prior to the transaction and such number following the transaction. The total amount allocated for ArcelorMittal’s share repurchase program may not in any event exceed the amount of ArcelorMittal’s then-available equity. The Board of Directors of ArcelorMittal was authorized to use this authorization in order to allow the continuation by ArcelorMittal of the 27 million share buy-back program as announced by the then-existing ArcelorMittal on September 13, 2007 and to exercise any call option to fund its stock option plans. The 27 million share buy-back program was completed on December 13, 2007. On December 12, 2007, a new 44 million share buy-back program to be completed over two years was announced. Purchases under this program began on December 18, 2007. In November 2007 and on February 13, 2008, ArcelorMittal also announced its intention to initiate a $1 billion share buy-back program as part of its policy to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of $1.50. The shares may be used for future corporate opportunities or cancelled. As part of the implementation of the first part of the 44 million share buy-back program, ArcelorMittal gave a mandate to Société Générale to purchase 6 million shares with a specific price limitation (120% of the 12-month moving average closing price on the market on which the transactions are made and on Euronext Paris by NYSE Euronext for off-market transactions). The mandate given to Société Générale was completed on February 14, 2008. On February 19, 2008, ArcelorMittal repurchased 25 million shares from Carlo Tassara International S.A. Out of the 25 million shares, 14.6 million were purchased under the $1 billion share buy-back program, which was accordingly completed, and 10.4 million under the 44 million share buy-back program. It is ArcelorMittal’s intention to use the 25 million shares purchased from Carlo Tassara International S.A., and shares to be purchased under the 44 million share buy-back program on or after February 22, 2008, either for its share-based employee incentive programs, for supporting potential future corporate opportunities or for cancellation.

At March 7, 2008, the Company had repurchased an aggregate of 16.4 million shares under the 44 million share buy-back program and intends to pursue the implementation of this program. At March 7, 2008, ArcelorMittal directly and indirectly held an aggregate of 58.0 million shares in treasury. This is equivalent to approximately 4.0% of the issued number of shares.

For information regarding the status of ArcelorMittal’s current share repurchase program, please refer to “Item 16E.—Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

Capital Reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced, subject to the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

General Meeting of Shareholders

Each ArcelorMittal share entitles the holder to attend a general meeting of shareholders, either in person or by proxy, to address a general meeting of shareholders, and to exercise voting rights, subject to the provisions of the Articles of Association. Each ArcelorMittal share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.

The Articles of Association provide that shareholders are entitled to vote by correspondence, by means of a form providing the option for a positive or negative vote or for an abstention and that the Board of Directors may decide to authorize them to participate in the general meeting by videoconference or by other telecommunications means allowing their identification.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her proxy, which proxy shall be in writing. The writing may take the form of a fax or any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

When convening a general meeting of shareholders, ArcelorMittal will publish two notices which must be at least eight days apart and, in the case of the second notice, eight days before the meeting, in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

Shareholders whose share ownership is directly registered in any shareholder registry of the Company will receive the notice by ordinary mail, which mail must be sent to such shareholders at least eight days prior to the general meeting of shareholders. In practice and in order to ensure the equal treatment of all shareholders, the notice and related documentation are sent to the directly registered shareholders on the same day of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. In addition, all materials relating to a general meeting of shareholders (including the notice) are available on the website of ArcelorMittal on the date of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations and in a Luxembourg newspaper.

The Articles of Association provide that, in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from the operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates should be submitted to ArcelorMittal on or before the day preceding the blocking date.

The annual ordinary general meeting of shareholders of ArcelorMittal is held at 11:00 a.m. on the second Tuesday of the month of May of each year in the city of Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day.

Finally, Luxembourg law provides that the Board of Directors must convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting Rights

Each ArcelorMittal share entitles the holder to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders are convened to resolve upon an amendment to the Articles of Association and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement and resolutions are adopted by a simple majority, irrespective of the number of shares present or represented.

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of (a) an increase or decrease of the authorized or subscribed capital, (b) a limitation or exclusion of preemptive rights, (c) an approval of the acquisition by any person of one quarter or more of the shares of Arcelor (d) approving a legal merger or (e) an amendment of the Articles of Association must have a quorum of at least 50% of the issued share capital of ArcelorMittal. If this quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, subject to appropriate notification procedures, at a later date with no quorum. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast, except as described hereafter under “—Amendment to the Articles of Association”.

Appointment and Removal of Directors. Members of the Board of Directors may be elected by simple majority of present and represented shareholders at any general meeting of shareholders. Under the Articles of Association, all directors are elected for a period terminating at a date determined at the time of their appointment. See “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management”. With regard to directors elected after November 13, 2007 (except in the event of the replacement of a member of the Board of Directors during his or her mandate), their terms will expire at the third annual ordinary general meeting of shareholders following the date of their appointment. Any directors may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

Pursuant to ArcelorMittal’s Articles of Association, from August 1, 2009, the Significant shareholder will be entitled to nominate a certain number of candidates for election by the shareholders to the Board of Directors in proportion to its shareholding.

Rights attached to Share Fractions

The shares of the Company may be divided into equal fractions, where each fraction is equal to one-seventh (1/7) of a share. The division of shares into fractions shall be effected only in the event of a corporate capital restructuring decided by the general meeting of shareholders. A holder of a fraction is entitled to one-seventh (1/7) of any distribution per share by the Company, or upon its liquidation. Fractions carry no voting rights at the general meetings of shareholders, unless a number of fractions equals a full share. Any holder of fractions who holds seven (7) fractions can request their conversion into one full share. Subject to the foregoing, the shares or fractions are indivisible with respect to the Company, which shall recognize only one legal owner per share or fraction.

Amendment to the Articles of Association

Shareholder Approval Requirements. Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the Articles of Association. Such meeting is convened by the Board of Directors. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles of Association.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles of Association must have a quorum of at least 50% of the issued share capital of ArcelorMittal. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders, except as described immediately below.

Amendments to the Articles of Association of ArcelorMittal relating to (a) the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, (b) the composition of the audit committee, and (c) the board nomination rights of the Significant shareholder, require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule would apply to amendments of the provisions of the Articles of Association setting forth such rule.

Formalities. Any resolutions to amend the Articles of Association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Annual Accounts

Each year the Board of Directors must prepare stand-alone annual accounts for ArcelorMittal, that is, an inventory of its assets and liabilities together with a balance sheet and a profit and loss account. The Board of Directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts.

The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of ArcelorMittal at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg registry of trade and companies.

Dividends

Subject to Luxembourg law, each ArcelorMittal share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes.

Pursuant to the Articles of Association, the annual ordinary general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends, to the extent permitted by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders shall not bear interest.

Under Luxembourg law, claims for dividends will lapse in favor of ArcelorMittal five years after the date such dividends are declared.

Merger and Division

A merger by absorption whereby one Luxembourg company, after its dissolution without liquidation transfers to another Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of each company to be held before a notary. A merger requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Liquidation

In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to the interests of the company. This determination is made by the Board of Directors.

Mandatory Bid—Squeeze-Out Right—Sell-Out Right

Mandatory Bid. Pursuant to the Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids, referred to as Luxembourg takeover law, if a natural or legal person, acting alone or in concert, acquires securities in ArcelorMittal which, when added to any existing holdings of those securities give him or her voting rights representing 33 1/3% of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is considered to be the highest price paid for the securities during the 12 months preceding the mandatory bid.

Pursuant to ArcelorMittal’s Articles of Association, any person or entity that acquires shares in ArcelorMittal giving such person 25% or more of the total voting rights of ArcelorMittal shall be obliged to make, or cause to be made, in each country where ArcelorMittal’s transferable securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer of acquisition to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of ArcelorMittal. The price offered in such public offerings must be fair and equitable and must be justified by a report drawn up by a leading international financial institution.

Squeeze-Out Right. Pursuant to Luxembourg takeover law, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and after such offer the offeror holds 95% of the securities carrying voting rights and 95% of the voting rights, it can require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a “fair price”. The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if 90% of the ArcelorMittal shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to these remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-Out Right. Pursuant to Luxembourg takeover law, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and after such offer the offeror holds 90% of the securities carrying voting rights and 90% of the voting rights, the remaining security holders can require that the offeror purchase the remaining securities (of the same class). The price offered in a voluntary offer would be considered a “fair price” in the sell-out proceedings if 90% of the ArcelorMittal shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to these remaining ArcelorMittal shareholders. Finally, the right to initiate such sell-out proceedings must be exercised within three months following the expiration of the offer.

Disclosure of Significant Ownership in ArcelorMittal Shares

Holders of ArcelorMittal shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Luxembourg Transparency Law”). The following description summarizes those obligations. Holders of ArcelorMittal shares are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

Pursuant to the Luxembourg Transparency Law, where a natural person or a legal entity acquires or disposes of a shareholding in ArcelorMittal, and where following that acquisition or disposal, the proportion of voting rights held by that natural person or legal entity reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, such natural person or legal entity must simultaneously notify ArcelorMittal and the CSSF of the proportion of voting rights held by such natural person or legal entity further to such event.

A natural person or a legal entity must also notify ArcelorMittal of the proportion of voting rights, where that proportion reaches, exceeds or falls below the abovementioned thresholds as a result of events changing the breakdown of voting rights.

Disclosure to the public is made by ArcelorMittal publishing the information provided in the declaration on the official price list of the Luxembourg Stock Exchange.

Pursuant to ArcelorMittal’s Articles of Association, the above provisions shall also apply (a) to any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in ArcelorMittal being exceeded or reduced below (b) to any acquisition or disposal of shares resulting in the threshold of 3% of voting rights in ArcelorMittal being exceeded or reduced below, and (c) over and above 3% of voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1% of voting rights in ArcelorMittal being exceeded or reduced below. Any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights in ArcelorMittal must inform ArcelorMittal within ten Luxembourg Stock Exchange trading days following the date he or she crossed such threshold by registered letter return receipt requested, of his or her intention (i) to acquire or dispose of shares in ArcelorMittal within the next 12 months, (ii) to seek to obtain control over ArcelorMittal or (iii) to seek to appoint a member to ArcelorMittal’s Board of Directors.

For the purposes of calculating the percentage of voting rights held by a person or entity the following will be taken into account:

•	voting rights held by other persons or entities in their own names but on behalf of that person or entity;

•	voting rights held by an undertaking controlled by that person or entity;

•

voting rights held by a third party with whom that person or entity has concluded a written agreement that obliges them to adopt, by exercise in concert of the voting rights they hold, a lasting common policy towards the company;

•

voting rights held by a third party under a written agreement concluded with that person or entity or with an undertaking controlled by that person or entity providing for the temporary transfer for consideration of the related voting rights;

•

voting rights attaching to shares owned by that person or entity which are given as security, except where the person or entity holding the security controls the voting rights and declares his or her intention of exercising them in which case they will be regarded as the latter’s voting rights;

•	voting rights attaching to shares of which that person or entity has the life interest;

•

voting rights that such person or entity or one of the other persons or entities mentioned above is entitled to acquire, on his or her own initiative alone, under a formal agreement (in such cases, the notification must be effected on the date of the agreement); and

•	voting rights attaching to shares deposited with that person or entity which that person or entity can exercise at its discretion in the absence of specific instructions from the holders.

Disclosure of Insider Transactions

Members of the Board of Directors, the Group Management Board and other executives discharging senior management responsibilities (“Persons Discharging Senior Managerial Responsibilities”, as defined in more detail below) within ArcelorMittal and persons closely associated with them must disclose to the CSSF and to ArcelorMittal all transactions relating to the shares of ArcelorMittal or derivatives or other financial instruments linked to the shares of ArcelorMittal conducted by them or for their account.

Persons Discharging Senior Managerial Responsibilities within ArcelorMittal are persons who are a member of the Board of Directors or the Group Management Board and executives who, while occupying a high level management position, are not a member of the corporate bodies referred to above, and who have regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and who have the authority to make management decisions about the future development of the Company and its business strategy.

Information on trading in ArcelorMittal shares by members of the Board of Directors and senior management is available in the “Investors & Shareholders—Corporate Governance—Share Trading by Board” section of ArcelorMittal’s website. The ArcelorMittal Insider Trading regulations including definitions can be found in the “Investors & Shareholders—Corporate Governance—Insider Trading Regulations” section of the website.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the extent permitted by law, indemnify every director or member of the Group Management Board, as well as every former director or member of the Group Management Board, the fees, costs and expenses reasonably incurred by him or her in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board of ArcelorMittal.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense or if it is ultimately determined that the director or member of the Group Management Board has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.

C. Material Contracts

The following are material contracts, not entered into in ordinary course of business, entered into by ArcelorMittal during the past two years:

i.

On November 30, 2006, Mittal Steel Company N.V., a predecessor of ArcelorMittal, entered into a credit facility, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility (the “€17 Billion Facility”). The proceeds of the term loan facility were used to refinance Mittal

Steel Company N.V.’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and €3 billion revolving credit facility. Drawings under the €5 billion revolving credit facility may be used for general corporate purposes. The €17 Billion Facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

On October 30, 2007, the maturity of the $5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012.

On December 10, 2007, ArcelorMittal transferred the €17 Billion Facility to ArcelorMittal Finance (which acts as the financing entity of the ArcelorMittal group). ArcelorMittal provided an unconditional guarantee securing the debt.

ii.	On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding (the “MOU”) to combine Mittal Steel and Arcelor to create the world’s leading steel company. The MOU contains provisions relating to (i) the offer by Mittal Steel for Arcelor (the “Offer”), which provisions are no longer in effect or relevant, and (ii) corporate governance (see “Item 6.C—Directors, Senior Management and Employees—Board Practices”) and certain other aspects (as described below), which provisions remain in effect and relevant.

iii.	On May 2, 2007, Mittal Steel and the former ArcelorMittal signed a merger agreement providing for the merger between Mittal Steel and the former ArcelorMittal, by way of absorption by the former ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. In the merger, holders of Mittal Steel class A common shares and holders of Mittal Steel class B common shares received one newly issued share of the former ArcelorMittal for every one Mittal Steel class A common share and Mittal Steel class B common share they held. The former ArcelorMittal was a wholly-owned subsidiary of Mittal Steel which had no operations prior to the merger.

iv.	On September 25, 2007, Arcelor and the former ArcelorMittal signed a merger agreement providing for the merger between the former ArcelorMittal and Arcelor, by way of absorption of ArcelorMittal by Arcelor and without liquidation of the former ArcelorMittal. The combined company was renamed “ArcelorMittal”. In the merger, which followed the completion of a restructuring of the share capital of Arcelor, holders of shares of the former ArcelorMittal received one newly-issued Arcelor share for every one ArcelorMittal share.

Memorandum of Understanding between the then-existing companies Mittal Steel and Arcelor and the Significant Shareholder

The following summarizes certain provisions of the MOU that remain in effect other than those relating to corporate governance (which are described in “Item 6.C—Directors, Senior Management and Employees—Board Practices”). In the summary below, references to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to ArcelorMittal post-merger.

Confirmation of Social Commitments

Mittal Steel agreed to respect fully all of Arcelor’s commitments regarding employment and other social and human resources policies. Under the MOU, Mittal Steel and Arcelor agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the European Union as a result of the integration of Mittal Steel and Arcelor, other than in connection with (i) Arcelor’s previously-announced restructuring plans and (ii) the remedy package agreed by Mittal Steel with the European Commission which was completed in June, 2007.

Independence of the Company

The parties to the MOU agreed that, during the Initial Term (that is, from August 1, 2006 until August 1, 2009), the Significant shareholder will not increase its representation on the Company’s Board of Directors, attempt to remove a director (other than a director appointed by it) or attempt to make any change to the composition or size of the Company’s Board of Directors.

After the end of the Initial Term, and subject to the provisions of the Articles of Association, the Significant shareholder will be entitled to representation on the Company’s Board of Directors in proportion to its shareholding.

Related Party Transactions

The parties to the MOU have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Standstill

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

Once the Significant shareholder exceeds the threshold mentioned in the immediately following paragraph or the 45% limit, as the case may be, as a consequence of any corporate event set forth of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way other than as a result of subsequent occurrences of the corporate events described in (a) or (b) above or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. If subsequently the Significant shareholder sells down below the threshold mentioned in the immediately following paragraph or the 45% limit, as the case may be, other than as a result of any corporate event set out in (a) or (b) above or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (i) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (ii) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

Lock-up

During the five-year period following the settlement date of the Offer (that is, until August 1, 2011), the Significant shareholder has agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

The above standstill and lock-up undertakings will cease to have effect if the Significant shareholder no longer owns or controls at least 15% of the Company’s outstanding share capital.

Non-compete

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for ISPAT Indonesia.

D. Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under ArcelorMittal’s Articles of Association restricting the payment of dividends to holders of ArcelorMittal shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in our Articles of Association, on the right of foreigners to hold or vote on our shares.

E. Taxation

United States Taxation

The following discussion is a summary of the material U.S. federal income tax consequences that are likely to be relevant to U.S. Holders (as defined below) in respect of the ownership and disposition of ArcelorMittal common shares (hereinafter the “ArcelorMittal shares”) that are held as capital assets (such as for investment purposes). This summary does not purport to address all material tax consequences that may be relevant to a particular U.S. Holder. This summary also does not take into account the specific circumstances of particular investors, some of which (such as tax-exempt entities, banks, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities, investors liable for the U.S. alternative minimum tax, investors that own or are treated as owning 10% or more of ArcelorMittal’s voting shares, investors that hold ArcelorMittal shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, and investors whose functional currency is not the U.S. dollar) may be subject to special tax rules. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) or to differing interpretations.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ArcelorMittal shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; or

•	any other person that is subject to U.S. federal income tax on a net income basis in respect of the ArcelorMittal shares.

The U.S. federal income tax consequences of a partner in a partnership holding ArcelorMittal shares generally will depend on the status of the partner and the activities of the partnership. We recommend that partners in such a partnership consult their own tax advisors.

Except where specifically described below, this discussion assumes that ArcelorMittal is not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Company Status”. This summary does not address any aspects of U.S. federal tax law other than income taxation, or any state, local, or non-U.S. tax considerations that may be applicable to investors. Additionally, this summary does not apply to an investor that is not a U.S. Holder, that does not use the U.S. dollar as its functional currency, or that holds ArcelorMittal shares other than as a capital asset. Investors are urged to consult their tax advisors regarding the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of ArcelorMittal shares.

(a)	Taxation of Distributions

Cash distributions made by ArcelorMittal in respect of ArcelorMittal shares will constitute a taxable dividend when such distribution is actually or constructively received, to the extent such distribution is paid out of the current or accumulated earnings and profits of ArcelorMittal (as determined under U.S. federal income tax principles). The amount of any distribution will include the amount of any applicable Luxembourg withholding tax. To the extent the amount of any distribution received by a U.S. Holder in respect of ArcelorMittal shares exceeds the current or accumulated earnings and profits of ArcelorMittal, the distribution (i) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those ArcelorMittal shares and (ii) thereafter will be treated as U.S.-source capital gain. Distributions of additional ArcelorMittal shares that are made to U.S. Holders with respect to their ArcelorMittal shares, and that are part of a pro rata distribution to all ArcelorMittal shareholders, generally will not be subject to U.S. federal income tax.

The U.S. dollar amount of a taxable dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes and generally will be passive category income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Fluctuations in the U.S. dollar-euro exchange rate between the date that U.S. Holders receive a dividend and the date that they receive any related refund of Luxembourg withholding tax may give rise to foreign currency gain or loss. Such gain or loss will generally be treated as ordinary income or loss for U.S. tax purposes. Dividends paid by ArcelorMittal will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2006 or 2007 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2008 taxable year. See “—Passive Foreign Investment Company Status”.

Investors should be aware that the U.S. Treasury Department has announced its intention to issue proposed rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for this reduced rate of U.S. federal income taxation. Because these proposed certification procedures have not yet been issued, ArcelorMittal is uncertain that it will be able to comply therewith. U.S. Holders of ArcelorMittal shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.

Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder of ArcelorMittal shares may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Luxembourg income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid by ArcelorMittal to such U.S. Holder and paid to the Luxembourg government. Alternatively, the U.S. Holder may deduct such Luxembourg income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

(b) Taxation of Sales, Exchanges, or Other Dispositions of ArcelorMittal Shares

Sales or other taxable dispositions by U.S. Holders of ArcelorMittal shares generally will give rise to gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in such ArcelorMittal shares. A U.S. Holder generally will have an initial tax basis in each ArcelorMittal share equal to its U.S. dollar cost to the U.S. Holder.

In general, gain or loss recognized on the sale or exchange of ArcelorMittal shares will be capital gain or loss and, if the U.S. Holder’s holding period for such ArcelorMittal shares exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains realized prior to January 1, 2011. The deduction of capital losses against ordinary income is subject to limitations under the Code.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income or (ii) 50% or more of the average value (or, if elected by a corporation whose shares are not publicly traded, the adjusted tax basis) of its assets are considered “passive assets” (generally assets that generate passive income). Passive income for these purposes generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. ArcelorMittal believes that it currently is not a PFIC for U.S. federal income tax purposes, and ArcelorMittal does not expect to become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the PFIC determination.

If, contrary to the foregoing discussion, ArcelorMittal were classified as a PFIC, a U.S. Holder of ArcelorMittal shares would be subject to increased tax liability (possibly including an interest charge) upon gain realized on a sale or other disposition of ArcelorMittal shares or upon the receipt of certain distributions treated as “excess distributions”, unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of ArcelorMittal’s income, regardless of whether such income was actually distributed. An excess distribution generally is any distribution to a U.S. Holder with respect to ArcelorMittal shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to ArcelorMittal shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the ArcelorMittal shares.

The special PFIC tax rules described above do not apply to U.S. Holder’s of a PFIC that the holder elects to have treated as a “qualified electing fund” (“QEF”). U.S. Holders should consult their tax advisors as to the availability and consequences of such election with respect to its shares of ArcelorMittal. In particular, an election to treat ArcelorMittal as a QEF may not be available because information necessary to make this election may not be provided by ArcelorMittal.

If ArcelorMittal shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares will constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder thereof will not be subject to the foregoing PFIC rules if such U.S. Holder makes a mark-to-market election with respect to its ArcelorMittal shares. After making such an election, the U.S. Holder generally will include as ordinary income each year the excess, if any, of the fair market value of the ArcelorMittal shares at the end of the taxable year over the U.S. Holder’s adjusted basis in such shares. This ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the ArcelorMittal shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ArcelorMittal shares will be adjusted to reflect any such income or loss amounts. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election with respect to its shares of ArcelorMittal.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, income inclusions required as a result of a QEF election. A U.S. Holder that owns ArcelorMittal shares during any year in which ArcelorMittal is a PFIC generally will be required to file IRS Form 8621 with the U.S. Holder’s tax return.

Backup Withholding and Information Reporting

The payment of proceeds received upon the sale, exchange or redemption of ArcelorMittal shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on ArcelorMittal shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting . Such proceeds and dividends may be subject to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, so long as the required information is properly furnished to the IRS. Holders that are not U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. EACH INVESTOR IN ARCELORMITTAL COMMON SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ARCELORMITTAL SHARES BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES.

Luxembourg Taxation

The following is a summary addressing certain material Luxembourg tax consequences that are likely to be relevant to holders of shares in respect of the ownership and disposition of the shares in ArcelorMittal.

This summary does not purport to address all material tax considerations that may be relevant to a holder or prospective holder of ArcelorMittal shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, and of current or prior holders (directly or indirectly) of five per cent or more of the shares of ArcelorMittal.

This summary is based on the laws, regulations and applicable tax treaties as in effect on the date hereof in Luxembourg, all of which are subject to change, possibly with retroactive effect. Holders of ArcelorMittal shares should consult their own tax advisers as to the particular tax consequences, under the tax laws of the country of which they are residents for tax purposes of the ownership or disposition of ArcelorMittal shares.

This summary does not address the terms of employee stock options or other incentive plans implemented by ArcelorMittal and its subsidiaries and does not purport to provide the holders of stock subscription options or other comparable instruments (including shares acquired under employee share ownership programmes) with a description of the possible tax and social security implications for them, nor to determine under which conditions these options or other instruments are or may become exercisable. These holders are therefore urged to consult their own tax advisers as to the potential tax and social security implications of an exercise of their options or other instruments.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg company” means a company resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg companies are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in ArcelorMittal shares other than a Luxembourg Holder.

Luxembourg Withholding Tax on Dividends Paid on ArcelorMittal Shares

Dividends distributed by ArcelorMittal will in principle be subject to Luxembourg withholding tax at the rate of 15%.

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal exceeding 10% or having an acquisition cost in excess of €1.2 million held for a minimum one year holding period). If such exemption from dividend withholding tax does not apply, a Luxembourg resident corporate holder will be entitled to a tax credit.

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by ArcelorMittal to a Luxembourg resident individual holder will entitle such Luxembourg holder to a tax credit.

Non-Luxembourg resident holders

Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty.

A non-resident corporate holder resident in a EU Member State will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the EU Parent-Subsidiary Directive as implemented in Luxembourg.

Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 38%), plus an unemployment fund contribution levied thereon at the rate of 2.5%. Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder holds more than 10% of the ArcelorMittal shares.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 29.63% in the city of Luxembourg. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject in each case to fulfillment of the conditions set out therein.

Non-Luxembourg resident holders

An individual or corporate non-Luxembourg Holder of ArcelorMittal shares who/which realizes a gain on disposal thereof (and who/which does not have a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of ArcelorMittal, at anytime during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of ArcelorMittal shares occurs within six months from their acquisition, subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable, will bear corporate income tax and municipal business tax on dividends received and/or a gain realized on a disposal of such shares under the same conditions applicable to a Luxembourg resident corporate Holder, as set out above.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Luxembourg Holder unless:

•

the Luxembourg Holder is, or is deemed to be, a legal entity subject to net wealth tax in Luxembourg (net wealth tax has been abolished in respect of individuals by a law of December 27, 2005 with effect as of January 1, 2006); or

•	ArcelorMittal shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes.

ArcelorMittal shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Estate and Gift Tax

Luxembourg inheritance tax may be levied on the transfer of ArcelorMittal shares upon the death of a Luxembourg Holder.

Luxembourg gift tax will be levied in the event that a gift of ArcelorMittal shares is made pursuant to a notarial deed signed before a Luxembourg notary.

Other Luxembourg Tax Considerations

There is no requirement that the ArcelorMittal shares be filed, recorded or enrolled with any court or other authority in Luxembourg, or that registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty be paid in respect of or in connection with the tender, execution, issue, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the ArcelorMittal shares.

F. Dividends and Paying Agents

In 2007, four quarterly interim dividends were paid by ArcelorMittal on March 15, June 15, September 17 and December 17. The paying agent for shareholders who held shares listed on the NYSE was The Bank of New York, the paying agent for shareholders who held shares listed on Euronext Amsterdam was ABN AMRO Bank N.V., the paying agent for shareholders who held shares listed on Euronext Paris was Société Générale S.A., the paying agent for shareholders who held shares listed on Euronext Brussels was Bank DeGroof N.V. (March and June) and Fortis Bank N.V./SA, the paying agent for shareholders who held shares listed on the Luxembourg Stock Exchange was Fortis Banque Luxembourg SA and the paying agent for shareholders who held shares listed on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) was IBERCLEAR.

G. Statements by Experts

Not applicable.

H. Documents on Display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained at our registered office as set out in Item 4 of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ArcelorMittal is exposed to a number of different market risks arising from its normal business activities. Market risk is the possibility that changes in raw materials prices, foreign currency exchange rates, interest rates and energy prices (oil, natural gas and power) will adversely affect the value of ArcelorMittal’s financial assets, liabilities or expected future cash flows.

The fair value information presented below is based on the information available to management as of the date of the balance sheet. Although ArcelorMittal is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that ArcelorMittal could realize in current market transactions.

Risk Management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial markets activities are overseen by the CFO and the Group Management Board; commodities hedging activities are supervised by a Risk Management Committee composed of senior managers of ArcelorMittal.

Limits on trading and hedging positions are defined in these policies and are monitored daily. ArcelorMittal enters into transactions with numerous counterparties, mainly banks and financial institutions, as well as brokers, major energy producers and consumers.

ArcelorMittal has established counterparty limits and monitors amounts outstanding with each counterparty on an ongoing basis.

As part of its financing and cash management activities, ArcelorMittal uses derivative instruments to manage its exposure to changes in interest rates, foreign exchange rates and commodities prices. These instruments are principally interest rate and currency swaps, spots and forwards. ArcelorMittal may also use futures, caps, floors and options contracts.

Risks relative to financial instruments are managed in accordance with set rules. Liquidity positions and the management of financial instruments are centralized in the treasury/financing department, where they are handled by a group specializing in foreign exchange, interest rate and commodity exposure management.

Counterparty risk

ArcelorMittal has established standards for market transactions according to which counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness and its ratings from the major rating agencies, which must be of high quality. An overall authorized credit limit is set for each counterparty. Standard agreements such as ISDA are also signed between ArcelorMittal and its counterparties.

Derivative instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in equity and are recognized in the balance sheet according to their nature.

Derivatives used are conventional exchange-traded instruments such as futures and options, as well as non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

Currency exposure

ArcelorMittal seeks to manage the currency exposure of each entity to its operating currency. For currency exposure generated by its daily activity, the conversion and hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and in some cases on the forward market. For certain business segments, ArcelorMittal hedges future cash flows.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the Euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, a general rise in the value of the U.S. dollar will increase the cost of raw materials, thereby shrinking our operating margins. In certain businesses, partial or full indexation of non-U.S. dollar sales prices may be feasible. The table below assumes no such indexation to occur.

Based on 2008 budget assumptions, the table below reflects the impact of 10% depreciation of the functional currency against other currencies, on budgeted flows expressed in the respective currencies, sorted by entity functional currency:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
Dollar	(288)
Euro	(961)
Brazil real	97
Canadian dollar	188
Other	108

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the income statements of its subsidiaries and its corporate net debt in different currencies into U.S. dollars for inclusion in the ArcelorMittal Consolidated Financial Statements.

In particular, a significant portion of the sales of ArcelorMittal’s subsidiaries are denominated in euros, Canadian dollars and Brazilian reais. Consequently, a rise in the value of the U.S. dollar against these currencies will result in a translation loss.

The table below, in which it is assumed that there is no indexation between sales prices and exchange rates, shows the impact of an appreciation of 10% of the U.S. dollar against others currencies, sorted by functional currency:

Functional currency	Translation impact of appreciation of dollar on cash flows
in $ equivalent (in millions)
Euro	(387)
Brazil real	(154)
Canadian dollar	(91)
Other	(212)

The table below reflects the impact of exchange rate changes on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking into account swaps and derivatives):

Currency	Net debt	Impact of 10% move of the U.S. dollar on net debt translation
		in $ equivalent (in millions)
Brazil real	(884)	89
Canadian dollar	63	(6)
Euro	17,897	(1,808)
Dollar	7,467	—
Other	(1,727)	163

Increase (+) / Decrease (-)		(1,562)

Interest Rate Sensitivity

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by senior management over a less than 12-month horizon, and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying the currency exposure.

Interest rate risk on debt

ArcelorMittal’s policy consists of incurring debt primarily at a floating rate, or at a fixed rate depending on the levels of interest rates, in dollars or in euros according to general corporate needs. Long-term interest rate swaps and currency swaps are being used to change the nature of the bonds or loans from fixed rate to floating rate or the reverse, and /or to change the currency denomination of such debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2006		2007
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	20,674	20,674	22,360	22,315
Instruments payable bearing interest at fixed rates	4,664	4,756	4,596	4,683

Long-term debt, including current portion	25,338	25,430	26,956	26,998

Short term debt	1,229	1,229	3,653	3,653

ArcelorMittal had $30,609 million of long-term debt (including debt due within one year) outstanding as at December 31, 2007. Of the total of long-term debt, $22,360 million was floating-rate debt. Assuming a hypothetical 1% increase or decrease in interest rates, interest expense would be expected to increase or decrease by approximately $220 million.

Commodity Price Sensitivity

Exchange-Traded Commodities:

ArcelorMittal utilizes a significant number of exchange-traded commodities in the steelmaking process. In certain instances, we are the leading consumer worldwide of certain commodities. In some businesses, we are able to pass the risk on to our customers through surcharges. Remaining exposures are partly or fully hedged following decisions taken by our Risk Management Committee.

Financial instruments related to commodity contracts, including all the base metals, oil, petroleum products, natural gas and power purchasing/selling contracts related to the trading or hedging activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust ArcelorMittal’s exposure to price fluctuations within global trading limits.

Hedges in the form of swaps and options are taken with our counterparts in base metals, energy (in the form of natural gas, electricity, oil and oil products), freight and CO2 emissions rights.

The following table presents the periods in which cash flows hedges associated with derivatives are expected to mature.

	December 31, 2007
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(305)	(53)	(27)	(35)
Commodities	(86)	(50)	(21)	(16)	1

Total	(506)	(355)	(74)	(43)	(34)

The following table presents the periods in which cash flows hedges associated with derivatives are expected to impact income statement:

	December 31, 2007
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(102)	(79)	(74)	(165)
Commodities	(86)	(38)	(30)	(21)	3

Total	(506)	(140)	(109)	(95)	(162)

Non Exchange-Traded Commodities:

We are exposed to possible increases in prices of raw materials such as iron ore and coal. As a major iron ore producer, we have improved our level of self-sufficiency, which helps insulate us from rises in the prices of certain commodities (for example, we are 46% self-sufficient in iron ore and 13% self-sufficient in coking coal). For such products, there is no financial or organized market; hence, price risks cannot be hedged.

Iron ore and coking coal are our main non-traded commodities. Sensitivity to our cost for such commodities is as follows:

For iron ore:

•	an increase of 30% will increase total cost/price by $20/tonne

•	an increase of 50% will increase total cost/price by $33/tonne

For coking coal:

•	an increase of 30% will increase total cost/price by $12/tonne

•	an increase of 50% will increase total cost/price by $20/tonne

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. ArcelorMittal’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2007. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that (i) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ArcelorMittal;

•	provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that receipts and expenditures of ArcelorMittal are made in accordance with authorizations of ArcelorMittal’s management and directors; and

•

provide reasonable assurance that unauthorized acquisition, use or disposition of ArcelorMittal’s assets that could have a material effect on the financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2007 based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of management’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s independent registered public accounting firm, Deloitte S.A., and their report as of March 19, 2008 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal (successor entity of Mittal Steel Company N.V.)

We have audited the internal control over financial reporting of ArcelorMittal (successor entity of Mittal Steel Company N.V.) and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2007 and the related consolidated statement of income, changes in equity and cash flow for the period ended December 31, 2007. Our report dated March 19, 2008 expressed an unqualified opinion on those consolidated financial statements.

Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

March 19, 2008

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Mr. Narayanan Vaghul, 70, has 50 years of experience in the financial sector and has been the Chairman of Industrial Credit and Investment Corporation of India Limited for 17 years and of ICICI Bank Ltd. for the last three years. Prior to this, he was Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as the Businessman of the Year in 1992 by Business India, a leading Indian publication, and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a board member of various other companies, including Wipro Limited, Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Apollo Hospitals Limited and Himatsingka Seide Limited.

ITEM 16B. CODE OF ETHICS

ArcelorMittal has adopted a “Code of Business Conduct” applicable to all directors and to senior management, including our Chief Executive Officer and Chief Financial Officer, and employees of ArcelorMittal. The Code has been disseminated through company-wide communications and is posted on ArcelorMittal’s website at http://www.arcelormittal.com.

ArcelorMittal intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of ArcelorMittal’s directors, its Chief Executive Officer, Chief Financial Officer or any other person who is an executive officer of ArcelorMittal on ArcelorMittal’s website at http://www. arcelormittal.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Accountants B.V. and Deloitte S.A. acted as principal independent registered public accounting firms for ArcelorMittal for the fiscal years ended December 31, 2006 and 2007, respectively. Set forth below is a breakdown of fees for services rendered in 2006 and 2007.

Audit Fees. Audit fees in 2006 and 2007 included $24.0 million and $27.0 million, respectively, for the audits of financial statements, and $5.9 million and $4.1 million, respectively, for regulatory filings and audits of purchase accounting.

Audit-Related Fees. Audit-related fees in 2006 and 2007 were $0.3 million and $0.2 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Tax fees in 2006 and 2007 were $1.1 million and $2.6 million, respectively. Tax fees relate to services for tax planning, advice and compliance.

All Other Fees. Fees in 2006 and 2007 for all other services were $0.6 million and $0.2 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2007, within its scope prior to commencement of the engagements. None of the services provided in 2007 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case by case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte S.A. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2007, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte S.A.’s independence and has determined that such services do not interfere with Deloitte S.A.’s independence.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
January 1, 2007 – January 31, 2007	—	—	—	139,230,849
February 1, 2007 – February 28, 2007	—	—	—	139,230,849
March 1, 2007 – March 31, 2007	—	—	—	139,230,849
April 1, 2007 – April 30, 2007	76,961	55.46	76,961	139,153,888
May 1, 2007 – May 31, 2007	—	—	—	139,153,888
June 1, 2007 – June 30, 2007	9,242,968	61.98	9,242,968	132,691,281
July 1, 2007 – July 31, 2007	—	—	—	132,691,281
August 1, 2007 – August 31, 2007	20,656	66.62	20,656	132,670,625
September 1, 2007 – September 30, 2007	9,336,375	66.46	8,136,375	123,120,726
October 1, 2007 – October 31, 2007	3,982,000	76.19	3,982,000	119,138,726
November 1, 2007 – November 30, 2007	21,500,000	49.91	9,300,000	123,382,634
December 1, 2007 – December 31, 2007	5,882,500	71.90	5,882,500	117,500,134

Total	50,041,460	59.92	36,641,460

(1)	The extraordinary general meeting of shareholders of ArcelorMittal held on November 5, 2007 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on April 27, 2007 and granted to the Board of Directors a new authorization to repurchase up to 10% of the issued share capital of ArcelorMittal. The authorization is valid for a period ending on the earlier of 18 months from the effective date of the second-step merger, which was November 13, 2007, or the date of its renewal by a subsequent general meeting of shareholders. Prior to the effectiveness of the first-step and second-step merger, respectively, similar authorizations were in force at the level of Mittal Steel and ArcelorMittal.

On April 2, 2007, Mittal Steel announced the start of a share buy-back program for up to a maximum aggregate amount of $590 million, which was rolled over into (former) ArcelorMittal. On September 4, 2007, (former) ArcelorMittal announced the completion of this $590 million share buy-back program. In the aggregate, 9.5 million shares were purchased at an average price of $62.01 per share.

On June 12, 2007, Mittal Steel announced its intention to launch a 27 million share buy-back program following the completion of the $590 million share buy back program. (The former) ArcelorMittal launched this buy-back program on September 13, 2007. The program was rolled over into the current ArcelorMittal as a result of the completion of the second-step merger and completed on December 13, 2007, for a total outlay of $2.0 billion with an average price of $72.39 per share.

On August 28, 2007, Mittal Steel sold 13.4 million class A common shares for an aggregate amount of €616 million pursuant to a block trade transaction and simultaneously bought a call option giving it the right to purchase the equivalent number of shares (or the shares substituted for them in the merger of Mittal Steel into (the former) ArcelorMittal or in the proposed merger of (the former) ArcelorMittal into Arcelor, as the case may be). The call option was transferred to (the former) ArcelorMittal as a result of the first step merger. The purchase price for the call option was €315 million and the strike price was €22.975 per share. By the expiration of the call option period on November 28, 2007, ArcelorMittal had purchased all 13.4 million shares. The purpose of this set of transactions was to ensure that during and after the merger process, ArcelorMittal would continue to have sufficient treasury shares for share deliveries under the ArcelorMittal employee stock option plan.

In November 2007 and on February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its policy to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of $1.50. On February 22, 2008, with the acquisition of 14.6 million shares from Carlo Tassara International, ArcelorMittal announced the completion of this program.

On December 12, 2007, a program to buy back 44 million shares, to be completed over two years was announced. Purchases under this program began on December 18, 2007. The Company acquired approximately 130,000 shares under this program through the end of 2007, at an outlay of $9 million with an average price of $70.38 per share. As of March 7, 2008, the Company had repurchased an aggregate 16.4 million shares under the 44 million share buy-back program at an outlay of $1,115 million with an average price of $67.80 per share.

As of December 31, 2007, of the 144,882,634 shares authorized for purchase, 27,382,500 had been purchased.

As of March 7, 2008, ArcelorMittal directly and indirectly held an aggregate 58.0 million shares in treasury. This is equivalent to approximately 4.0% of the issued number of shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the reports of Deloitte S.A., Deloitte Accountants B.V and KPMG Audit S. à r. l., thereon, are filed as part of this Annual Report.

ITEM 19.	EXHIBITS

Exhibit Number	Description
1.1.	Amended and Restated Articles of Association of ArcelorMittal dated November 5, 2007 and published in the Mémorial C (Official Gazette) on November 13, 2007.

2.1.*	ArcelorMittal Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference herein).

4.1.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.2.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.3.*	Agreement dated November 30, 2006 among ArcelorMittal (formerly known as Mittal Steel Company N.V.), the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein (filed as Exhibit 10.2 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-14666), and incorporated by reference herein).

4.4.	Confirmation of extension of revolving credit facility under the Agreement dated November 30, 2006.

4.5.	Novation Agreement dated December 10, 2007 among ArcelorMittal, ArcelorMittal Finance and the Facility Agent named therein.

Exhibit Number	Description
4.6.*	Merger Agreement between ArcelorMittal and Mittal Steel Company N.V., dated May 2, 2007 (included as Annex A to the proxy statement/prospectus forming a part of ArcelorMittal’s registration statement on Form F-4 (Reg. No. 333- 144169) filed with the Commission on June 29, 2007, and incorporated by reference herein).

4.7.*	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of Arcelor’s registration statement on Form F-4 (Reg. No. 333- 146371) filed with the Commission on September 28, 2007, and incorporated by reference herein).

4.8	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 18 million shares.

4.9	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 7 million shares.

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

15.2.	Consent of Deloitte Accountants B.V. (Mittal Steel Company N.V. and subsidiaries).

15.3.	Consent of KPMG Audit S.à r.l. (Arcelor Subsidiaries).

*	Previously filed.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2006 and 2007 and

for each of the three years in the period ended December 31, 2007

I NDEX

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal (successor entity of Mittal Steel Company N.V.)

We have audited the accompanying consolidated balance sheets of ArcelorMittal (successor entity of Mittal Steel Company N.V.) and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 2005 and 2006, were audited by Deloitte Accountants B.V. whose report, dated April 16, 2007 (March 19, 2008 as to Note 3), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

/s/ Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

March 19, 2008

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal)

We have audited the consolidated balance sheets of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”, a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarăo S.A., Sol Coqueria Tubarăo S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose financial statements for the period from August 1, 2006 to December 31, 2006 were audited by us) which statements reflect total assets constituting 39% of consolidated total assets as of December 31, 2006 and total revenues constituting 31% of consolidated total revenues for the year ended December 31, 2006. Those statements were audited by other auditors whose report (which expresses a qualified opinion because of the omission of comparative financial information is not in conformity with International Financial Reporting Standards, the effect of which, in our opinion, is not relevant in relation to the consolidated financial statements), has been furnished to us, and our opinion, insofar as it relates to the amounts included for Arcelor S.A., is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in note 3 to the consolidated financial statements, the accompanying 2006 financial statements have been retrospectively adjusted for finalization of purchase accounting related to the acquisition of Arcelor S.A.

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

April 16, 2007 (March 19, 2008 as to note 3, insomuch

as it relates to the acquisition of Arcelor S.A.)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Arcelor S.A.:

We have audited the consolidated balance sheet of Arcelor S.A. and subsidiaries (“the Company”) as of December 31, 2006, and the related consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity for the five months ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

IAS 34 requires that interim financial statements be presented with comparative financial information. These consolidated interim financial statements have been prepared solely for the purpose of consolidating the Company into the consolidated financial statements of Mittal Steel Company N.V. (“Mittal Steel”) as of and for the year ended December 31, 2006. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arcelor S.A. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the five months ended December 31, 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements referred to above are based on the historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition.

/s/ KPMG Audit S.à r.l.

City of Luxembourg

Luxembourg

April 16, 2007

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Balance Sheets

	December 31,
	2006*	2007
	(millions of U.S. dollars,)
ASSETS
Current assets:
Cash and cash equivalents	6,020	7,860
Restricted cash	120	245
Short-term investments	6	—
Assets held for sale (note 4)	1,316	1,296
Trade accounts receivables (note 5 and note 12)	8,769	9,533
Inventories (note 6)	19,240	21,750
Prepaid expenses and other current assets (note 7)	3,942	4,644

Total current assets	39,413	45,328

Non-current assets:
Goodwill and intangible assets (note 8)	11,040	15,031
Property, plant and equipment (note 9)	54,573	61,994
Investments accounted for using the equity method (note 10)	3,456	5,887
Other investments (note 11)	1,151	2,159
Deferred tax assets (note 19)	1,789	1,629
Other assets	1,259	1,597

Total non-current assets	73,268	88,297

Total assets	112,681	133,625

*

As required by International Financial Reporting Standards (IFRS), the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Balance Sheets, continued

	December 31,
	2006*	2007
	(millions of U.S. dollars, except share data)
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 13)	4,922	8,542
Trade accounts payable and other (note 12)	11,342	13,991
Short-term provisions (note 20)	569	1,144
Liabilities held for sale (note 4)	239	266
Accrued expenses and other liabilities (note 21)	6,954	7,275
Income tax liabilities (note 19)	534	991

Total current liabilities	24,560	32,209

Non-current liabilities:
Long-term debt, net of current portion (note 13 and note 14)	21,645	22,085
Deferred tax liabilities (note 19)	7,252	7,927
Deferred employee benefits (note 18)	5,531	6,244
Long-term provisions (note 20)	2,040	2,456
Other long-term obligations	1,425	1,169

Total non-current liabilities	37,893	39,881

Total liabilities	62,453	72,090

Commitments and contingencies (note 22 and note 23)

Equity (note 16):
Common shares (no par value, 1,470,000,000 shares authorized, 1,448,826,347 shares issued and 1,421,570,646 shares outstanding at December 31, 2007)	—	9,269
Class A common shares, (EURO 0.01 par value per share, 5,000,000,000 shares authorized, 934,818,280 shares issued and 927,778,733 outstanding at December 31, 2006)	11	—
Class B common shares, (EURO 0.01 par value per share, 721,500,000 shares authorized, 457,490,210 shares issued and outstanding at December 31, 2006)	6	—
Treasury stock (7,039,547 class A common shares at December 31, 2006 and 27,255,701 common shares at December 31, 2007, at cost)	(84)	(1,552)
Additional paid-in capital	25,566	20,309
Retained earnings	14,995	23,552
Reserves	1,654	5,107

Equity attributable to the equity holders of the parent	42,148	56,685
Minority interest	8,080	4,850

Total equity	50,228	61,535

Total liabilities and equity	112,681	133,625

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Income

	Year Ended December 31,
	2005	2006*	2007
	(millions of U.S. dollars)
Sales	28,132	58,870	105,216
(Including 2,339 in 2005, 3,847 in 2006 and 4,767 in 2007 of sales to related parties)
Cost of sales (including depreciation and impairment of 1,113 in 2005, 2,324 in 2006 and 4,570 in 2007)	22,341	48,378	84,953

(Including 914 in 2005, 1,740 in 2006 and 2,408 in 2007 of purchases from related parties)
Gross margin	5,791	10,492	20,263
Selling, general and administrative	1,062	2,960	5,433

Operating income	4,729	7,532	14,830
Other income—net (including negative goodwill of 147 in 2005)	214	49	—
Income from equity method investments	86	301	985
Financing costs—net (note 17)	(353)	(654)	(927)

Income before taxes	4,676	7,228	14,888
Income tax expense (note 19)	881	1,122	3,038

Net income (including minority interest)	3,795	6,106	11,850

Attributable to:
Equity holders of the parent	3,301	5,247	10,368
Minority interest	494	859	1,482

Net income (including minority interest)	3,795	6,106	11,850

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Income, continued

	Year Ended December 31,
	2005	2006*	2007
Earnings per common share (in U.S. dollars)
Basic: Common shares			7.41
Class A common shares	4.80	5.31
Class B common shares	4.80	5.31
Diluted: Common shares			7.40
Class A common shares	4.79	5.30
Class B common shares	4.79	5.30
Weighted average common shares outstanding (in millions) (note 16)
Basic: Common shares			1,399
Class A common shares	230	531
Class B common shares	457	457

Total	687	988

Diluted: Common shares			1,401
Class A common shares	232	533
Class B common shares	457	457

Total	689	989

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Changes in Equity

							Reserves
(millions of U.S. Dollars, except share and per share data)	Shares**		Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains on Available for Sale Securities	Equity attributable to the equity holders of the parent	Minority interest	Total Equity
Balance at December 31, 2004	643		59	(123)	552	7,199	1,368	6	135	9,196	1,875	11,071
Movement with minority shareholders						(17)				(17)	(198)	(215)
Items recognized directly in equity							(758)	(10)	87	(681)		(681)
Net income						3,301				3,301	494	3,795

Recognized income and expenses						3,301	(758)	(10)	87	2,620	494	3,114
Recognition of share based payments					3					3		3
Issuance of shares in connection with ISG acquisition (net of capital duties of 11)	61		1		1,693					1,694		1,694
Treasury Stock (note 16)				12	(9)					3		3
Dividend (0.30 per share)						(213)				(213)		(213)

Balance at December 31, 2005	704		60	(111)	2,239	10,270	610	(4)	222	13,286	2,171	15,457
Items recognized directly in equity							826	(16)	16	826	(37)	789
Net income						5,247				5,247	859	6,106

Recognized income and expenses						5,247	826	(16)	16	6,073	822	6,895
Recognition of share based payments					29					29		29
Voting right reduction			(52)		52
Issuance of shares in connection with Arcelor acquisition	680		9		23,231					23,240	5,225	28,465
Treasury Stock (note 16)	1			27	15					42		42
Dividend (0.50 per share)						(522)				(522)	(138)	(660)

Balance at December 31, 2006*	1,385		17	(84)	25,566	14,995	1,436	(20)	238	42,148	8,080	50,228
Items recognized directly in equity							3,220	(336)	569	3,453	1,046	4,499
Net income						10,368				10,368	1,482	11,850

Recognized income and expenses						10,368	3,220	(336)	569	13,821	2,528	16,349
Recognition of share based payments	2			111	52					163	2	165
Treasury Stock (note 16)	(36)			(2,553)						(2,553)		(2,553)
Dividend (1.30 per share)						(1,826)				(1,826)	(443)	(2,269)
Issuance of shares in connection with the acquisition of
ArcelorMittal Brasil minority interest	27				1,713					1,713	(2,760)	(1,047)
Issuance of shares in connection with the acquisition of
Arcelor SA minority interest	44	***	9,252	974	(7,022)					3,204	(2,592)	612
Other movements						15				15	35	50

Balance at December 31, 2007	1,422		9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)
**	Excludes treasury shares
***	Includes 12 million treasury shares

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2005	2006*	2007
	(Millions of U.S. dollars)
Operating activities:
Net income	3,795	6,106	11,850

Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	1,113	2,324	4,570
Interest expense	503	1,124	1,839
Interest paid	(246)	(867)	(1,494)
Income tax expense	1,110	938	3,038
Taxes paid	(892)	(1,083)	(2,563)
Negative goodwill released to income	(147)	—	—
Other non-cash operating expenses (net)	(330)	(794)	(1,501)

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	406	(128)	548
Inventories	33	(584)	(690)
Trade accounts payable	15	854	565
Other working capital movements	(1,486)	(768)	370

Net cash provided by operating activities	3,874	7,122	16,532

Investing activities:
Purchase of property, plant and equipment	(1,181)	(2,935)	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired of 816, 4,599 and 24, respectively	(5,782)	(5,842)	(6,052)
Investments in companies accounted for under equity method	(338)	—	(1,196)
Other investing activities (net)	(211)	201	787

Net cash used in investing activities	(7,512)	(8,576)	(11,909)

Financing activities:
Proceeds from short-term debt	1,678	959	5,848
Proceeds from long-term debt, net of debt issuance costs	8,318	29,910	3,034
Payments of short-term debt	(1,807)	(5,906)	(1,126)
Payments of long-term debt	(2,740)	(18,820)	(6,321)
Purchase of treasury stock	—	—	(2,553)
Sale of treasury stock for stock option exercises	3	8	55
Dividends paid (includes 245, 138 and 443 of dividends paid to minority shareholders in 2005, 2006 and 2007, respectively)	(2,092)	(660)	(2,269)
Other financing activities (net)	(11)	(46)	(85)

Net cash provided by (used in) financing activities	3,349	5,445	(3,417)

Effect of exchange rate changes on cash	(171)	(6)	634

Net increase in cash and cash equivalents	(460)	3,985	1,840

Cash and cash equivalents:
At the beginning of the year	2,495	2,035	6,020

At the end of the year	2,035	6,020	7,860

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or “Mittal Steel” or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”.

On August 1, 2006, Mittal Steel acquired 91.9 % of the share capital of Arcelor SA (“Arcelor”). From that date Arcelor’s results of operations have been included in Mittal Steel’s consolidated financial statements. Through subsequent transactions, Mittal Steel increased its ownership to 94.2 % of the shares of Arcelor. In connection with the acquisition, Mittal Steel agreed it would merge into its newly acquired subsidiary Arcelor and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg.

As a first step in a two-step merger process on May 2, 2007, Mittal Steel and its wholly owned subsidiary, Verger Investment SA (“Verger”), a company domiciled in Luxembourg, entered into a merger agreement, which provided that Mittal Steel would merge into Verger, by way of absorption by Verger of Mittal Steel and without liquidation of Mittal Steel. After a vote of the shareholders of Mittal Steel at an extraordinary general meeting held on August 28, 2007, this merger became effective on September 3, 2007 and the combined company was named “ArcelorMittal”. In the second-step of the merger, ArcelorMittal merged into Arcelor and shareholders of ArcelorMittal became shareholders of Arcelor, which has been renamed “ArcelorMittal”. This merger was effective on November 13, 2007.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in US dollars with all amounts rounded to the nearest million, except for share and per share data. The Company made certain reclassifications in the 2006 comparative information to be consistent with 2007 presentation.

Adoption of new IFRS standards and interpretations applicable in 2007

Effective January 1, 2007, the Company adopted IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). IFRS 7 requires more quantitative and qualitative disclosures regarding financial instruments, their significance on the Company’s financial position and performance and the risks that arise from financial instruments including how such risks have been managed. Comparative disclosure information has been provided for the year prior to the Company’s adoption of this standard. As a result, note 2 “Summary of Significant Accounting Policies” as it relates to financial instruments, note 5 “Trade Receivables” and note 15 “Financial Instruments and Credit Risk” of the consolidated financial statements of the Company have been modified to comply with IFRS 7. The adoption of the other new and revised standards and interpretations did not have a significant impact on the Company’s financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are fully consolidated from the date of acquisition, the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist, when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions which are not Operating Subsidiaries. Significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in the Company’s equity.

Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by the Company and are presented separately on the income statement and within equity in the consolidated balance sheet.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and critical accounting judgments

The preparation of financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The critical accounting judgments and significant estimates made by management in the preparation of these financial statements are provided below.

Purchase Accounting

Accounting for acquisitions requires ArcelorMittal to allocate the cost of the enterprise to the specific assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. In connection with each of its acquisitions, the Company undertakes a process to identify all assets and liabilities acquired, including acquired intangible assets. The judgments made in identifying all acquired assets, determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

materially impact results of operations. Estimated fair values are based on information available near the acquisition date and on expectations and assumptions that have been deemed reasonable by management.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method starts with a forecast of all of the expected future net cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities, whose fair value is estimated as indicated:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date regarding the population of employees involved and fair value of plan assets.

•	The fair value of inventories is estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments are recorded to deferred tax assets and liabilities of the acquiree to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired, requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized immediately as a gain in the statement of income.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the financial statement and the tax base amounts of assets and liabilities. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected earnings, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Based on the aforementioned factors, management deems it probable that the total deferred tax assets of 1,629 recognized as of December 31, 2007 will be fully utilized. The amount of future taxable income required to be generated by ArcelorMittal’s Operating Subsidiaries to utilize the total deferred tax assets is approximately 5,072.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

For each of the years ended December 31, 2006 and 2007, these Operating Subsidiaries generated approximately 43% and 29%, respectively, of the Company’s income before tax of 7,228 and 14,888, respectively. Historically, the Company has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements.

At December 31, 2007, the Company had total estimated net tax loss carry forwards of 7,179. This amount includes net operating losses of 2,478 primarily related to ArcelorMittal’s Operating Subsidiaries in Canada, Mexico, Romania, Spain and the United States which expire as follows:

Year Expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

The remaining tax loss carry forwards of 4,701 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,116 as of December 31, 2007 (1,211 as of December 31, 2006). As per December 31, 2007, most of these temporary differences relate to tax loss carry forwards attributable to Operating Subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or the tax consolidation it belongs.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have employee benefits such as pension plans and post-employment benefit plans, primarily post-employment health care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the balance sheet, is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

•

Discount rates. The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates. The weighted average assumed discount rate for ArcelorMittal’s worldwide defined benefit plans and other post employment benefit plans was 5.17%-10.77% and 2.94%-10.77%, respectively, at December 31, 2007.

•

Rate of compensation increase. The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•

Expected return on plan assets. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

•

Health care cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by us, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans. Such accumulated unrecognized losses amounted to 597 for pensions and 165 for other post-employment benefits as of December 31, 2007.

The following information illustrates the sensitivity to a change in certain assumptions for pension plans. As of December 31, 2007 the defined benefit obligation (“DBO”) for pension plans was 9.4 billion:

(in millions of U.S dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate of compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s Other Post Employment Benefits plans (“OPEB”). As of December 31, 2007 the DBO for OPEB was 2.8 billion:

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of Service cost and interest cost	Effect on December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Environmental and Other Contingencies

ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. All of these are legacy obligations arising from acquisitions. ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated. Environmental liabilities assumed in connection with the acquisition of steel facilities and other assets are recorded at the present value of the estimated future payments. There are numerous uncertainties over both the timing and the ultimate costs that ArcelorMittal expects to incur with respect to this work. Significant judgment is required in making these estimates and it is reasonable that others may come to different conclusions. If, in the future, ArcelorMittal is required to investigate and remediate any currently unknown contamination and waste on properties that it owns, ArcelorMittal may record significant additional liabilities. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the income statement. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

The estimates of loss contingencies for environmental matters are based on various judgments and assumptions. These estimates typically reflect judgments and assumptions relating to the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties.

Valuation and impairment of non current assets

At each reporting date, ArcelorMittal reviews the carrying amounts of its non-current assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statements of income.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statements of income.

Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Based on its impairment review during 2007, the Company recorded 193 and 43 of impairment losses for long-lived assets and goodwill respectively. At December 31, 2007, the Company had 15,031 of intangible assets, of which 12,663 represented goodwill. An impairment to intangible assets could result in a material, non-cash expense in the consolidated statement of income.

Translation of financial statements denominated in foreign currency

The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal SA, OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Steel Lázaro Cárdenas S.A. de C.V., Companhia Siderurgia de Tubarão (“CST”), ArcelorMittal Galati S.A. and ArcelorMittal Temirtau, whose functional currency is the U.S. Dollar. Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the consolidated statements of income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. Dollar are translated into U.S. Dollars at average exchange rates for the year and assets and liabilities are translated at year-end exchange rates. Translation adjustments are recognized directly in equity and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associated company.

Business combinations

Business combinations are accounted for using the purchase accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. Interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at the date control is obtained. The contra posting for this revaluation is recorded as goodwill when the cost exceeds the net value and immediately as a gain in the statement of income when the net value exceeds the cost. Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded as goodwill or immediately as a gain in the statement of income when the difference is negative.

Cash and cash equivalents

Cash and cash equivalents consists of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents the required collateral primarily with various banks as margin for revolving letters of credit and guarantees.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. If applicable, trade accounts receivable are subsequently measured at amortized cost using the effective interest rate method and reduced by allowances for any impairment.

ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are credited to income.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method and average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of freight, shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution.

Goodwill and negative goodwill

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over ArcelorMittal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The impairment analysis is principally based on an estimate of discounted future cash flows at the cash generating unit level. Impairment losses recognized for goodwill are not reversed. On disposal of a subsidiary, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

ArcelorMittal has historically purchased under-performing steel assets, principally those involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of income.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially measured at cost. These primarily include the cost of technology and licenses purchased from third parties. The cost of intangible assets acquired in a business combination is recorded at fair value at the date of acquisition. Intangible assets acquired separately and in business combinations are amortized on a straight-line basis over their estimated economic useful lives which typically does not exceed five years.

Costs incurred on individual development products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the income statement in the period in which it is incurred. To date, costs incurred on individual development projects, which meet the above criteria, are not significant.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and any recognized impairment loss. Cost includes professional fees, and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight line method over the useful lives of the related assets, ranging from 10 to 50 years for buildings and improvements and 2 to 45 years for machinery and equipment. Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

The cost of mining production assets is depreciated on a unit-of-production basis. The rate of depreciation is determined based on the rate of depletion of the proven developed reserves in the coal deposits mined. Proven developed reserves are defined as the estimated quantity of product which can be expected to be profitably extracted, processed and used in the production of steel under current and foreseeable economic conditions. Depletion of mineral properties is based on rates which are expected to amortize cost of the estimated tonnage of minerals to be removed.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized. Gains and losses on retirement or disposal of assets are reflected in the statement of income.

Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which ArcelorMittal has the ability to exercise significant influence, are accounted for under the equity method whereby the investment is carried at cost of acquisition, plus ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is any evidence that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment as being the difference between the fair value of the investment and its carrying value. The amount of any write-down is included in operating expense in the statement of income.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss included in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Assets held for sale

Non-current assets, and disposal groups, are classified as held for sale and are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately on the balance sheet and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guarantee of benefits represents a future commitment of ArcelorMittal and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered. The calculation takes into account demographic assumptions relating to the future characteristics of the previous and current personnel (mortality, personnel turnover etc.) as well as financial assumptions relating to future salary levels or the discount rate applied to services rendered. Benefits are discounted in order to reflect the present value of the future obligation and are shown in the balance sheet after the deduction of the fair value of the plan assets. The discount rate applied is the yield, at the balance sheet date, on highly rated bonds that have maturity dates similar to the terms of ArcelorMittal’s pension obligations. The calculations are performed annually utilizing the projected unit credit method. The actuarial assumptions (both demographic and financial) are reviewed at year end, which may give rise to actuarial gains or losses. In calculating ArcelorMittal’s obligation in respect of a plan, to the extent that any unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of the plan assets, it is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan (“corridor policy”). Otherwise, the actuarial gain or loss is not taken into consideration. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise on a straight-line basis over the average period until the benefits become vested. Where the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Company, early retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date or to encouraging voluntary redundancy. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the balance sheet date, and all movements in the provision (including actuarial gains and losses or past service costs) are recognized in the income statement.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events as of the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Environmental costs

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal liability in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value each period and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment.

Income taxes

The provision for income taxes includes income taxes currently payable or receivable and those deferred. Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for the estimated future effects of tax loss carry forwards. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax assets and liabilities are measured using substantively enacted statutory tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the income statement in

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

the period in which the changes are enacted or substantively enacted. Current and deferred tax are recognized as expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity or when they arise from the initial accounting in a business combination. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowing, and trade and other payables. Non derivative financial instruments are classified into the following specified categories:

•	Financial assets as at fair value through profit or loss, mainly financial assets that are held for trading;

•	Held to maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis;

•

Available-for-sale (“AFS”) financial assets. Gains and losses arising from changes in fair value are recognized directly in equity (AFS reserve) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the income statement for the period;

•

Loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•

Other non derivative financial instrument. Other non derivative financial instruments (in principle financial liabilities) are measured at amortized cost using the effective interest method, less any impairment losses when applicable.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are recognized and derecognized on the trade date. Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified at fair value through the income statement.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Derivative financial instruments

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances. Derivative financial instruments are measured at fair value and subsequently restated at their fair value. Changes in fair value are recognized depending on the nature of the item being hedged, for qualifying hedge relationships.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Hedge of cash flows

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognized directly in equity.

When the firm commitment or forecasted transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. The ineffective part of any gain or loss and any gains or losses arising from the time value of the derivative financial instrument are recognized in the income statement.

When a hedging instrument expires, is sold, terminated or exercised, the cumulated unrealized profit or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognized in equity, is reported immediately in the income statement.

Hedge of fair value

Where a derivative financial instrument hedges the variability in fair value of a recognized receivable or payable, any resulting gain or loss on the hedging instrument as well as the fair value in respect of the risk being hedged is recognized in the income statement.

Hedge of a net investment in a foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to U.S. dollars and other currencies are recognized directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Determination of fair values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods:

Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held to maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purpose only.

Derivatives

The fair value of forward exchange contracts is based on their market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price based on broker quotes for the residual maturity at the contract using a risk-free interest rate. The fair value of interest rate swaps is based on broker quotes. The fair value of commodities

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

swaps and forwards is based on the equivalent listed market price, if available. If a listed market price is not available, the fair value is based on broker quotes. The fair value of option contracts is calculated using Black-Scholes formula or one of its variants. The market parameters of this formula are the underlying asset price, implied volatility and risk-free interest rate.

Non derivative financial liabilities

Fair value, which is determined for disclosure purposes, is based on the present value of the future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate is determined by reference to similar lease agreements.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial assets. When the Company retains the contractual rights to receive the cash flows from an asset, but assumes a contractual obligation to pay those cash flows to one or more entities, the Company treats the transaction as a transfer of a financial asset.

Emission rights

ArcelorMittal’s industrial sites regulated by the European Directive on CO2 emission rights, effective as of January 1, 2005, are located primarily in Germany, Belgium, Spain, France and Luxembourg. The emission rights allotted to the Company on a no-charge basis pursuant to the annual national allocation plan, are recorded on the balance sheet at nil value. Allowances purchased are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the income statement. If at the balance sheet date the Company is short of allowances, it will record a provision through the income statement.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognized if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Shipping and handling costs

ArcelorMittal classifies all amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to shareholders and assumed conversion by the weighted average number of common shares and potential common shares from convertible debt and outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

The following table provides a reconciliation of the denominators used in calculating basic and diluted net income per share for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006*	2007
Net income	3,301	5,247	10,368
Plus: Interest on Pension Benefit Guaranty Corporation (“PBGC”) note, net of tax	1	—	—

Income available to shareholders and assumed conversion	3,302	5,247	10,368

Weighted average common shares outstanding (in millions)	687	988	1,399
Plus: Incremental shares from assumed conversions
Stock options (in millions)	1	1	2
6% PBGC note (in millions)	1	—	—

Weighted average common shares assuming conversions (in millions)	689	989	1,401

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Diluted weighted average shares outstanding excludes 3,704,940, nil and nil potential common shares from stock options outstanding for the years ended December 31, 2005, 2006 and 2007, respectively, because the exercise prices of such stock options would be anti-dilutive.

Stock option plan/share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Segment reporting

As a result of Mittal Steel’s acquisition of Arcelor, ArcelorMittal has changed its segment structure to a structure that comprises six major business segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa & CIS (AACIS), Stainless Steel and ArcelorMittal Steel Solutions and Services (AM3S). These business segments are used as the primary format for segmental reporting. They include

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Segment liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent ArcelorMittal’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short-term deposits and short-term investments. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical segments.

New IFRS standards and interpretations applicable from 2008 onward

IFRS 8—Operating Segments

In November 2006, the IASB issued IFRS 8, “Operating Segments”, which specifies how an entity should report information about its operating segments in annual financial statements, and amends IAS 34, “Interim Financial Reporting”, to require an entity to report selected information about its operating segments in interim financial reports. This statement defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. This statement also outlines the requirements for related disclosures about products and services, geographical areas, and major customers and is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of IFRS 8 will not have a significant impact on its financial statement disclosures.

IFRIC 12—Service Concession Arrangements

In November 2006, the IFRIC issued Interpretation 12, “Service Concession Arrangements”, which provides guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation sets out general principles on recognizing and measuring the obligations and related rights in service concession arrangements and in doing so focuses on the following issues: (i) treatment of the operator’s rights over the infrastructure,; (ii) recognition and measurement of arrangement consideration, (iii) construction or upgrade services, (iv) operation services; (v) borrowing costs; (vi) subsequent accounting treatment of a financial asset and an intangible asset; and (vii) items provided by the operator to the grantor. An entity shall apply the Interpretation for annual periods beginning on or after January 1, 2008. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 12.

IFRIC 14—The Limit on a Defined Benefit Asset

In July 2007, IFRIC issued Interpretation 14 IAS 19—“The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. This interpretation provides general guidance on how to determine the limit in IAS 19 Employee Benefits on the amount of a pension fund surplus that can be recognized as an asset. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

IAS 23—Borrowing Costs

In March 2007, the IASB issued a number of amendments to IAS 23 “Borrowing costs”. The amendments require that borrowing costs relating to the acquisition, construction or production of a qualifying asset be capitalized as part of the cost of the asset. All other borrowing costs should be expensed as incurred. The revised Standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted. Retrospective application is not required. As the Company does not follow the eliminated available option, it believes that its adoption will have no impact on its financial statements.

IAS 1 (revised)—Presentation of Financial Statements

In September 2007, the IASB issued a revised IAS 1 “Presentation of Financial Statements”. The Company does not expect that the revised Standard will have a significant impact on its financial statements. The revised Standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted.

IFRS 3 (revised)—Business Combinations and IAS 27 (revised)—Consolidated and Separate Financial Statements

In January 2008, the IASB issued IFRS 3 (revised) and IAS 27 (revised) effective from January 1, 2010. Among other changes, the new Standards will require the acquirer to expense direct acquisition costs as incurred; to revalue to fair value any pre-existing ownership in the acquired company at the date on which it takes control, and record the resulting gain or loss in profit or loss; to record in profit or loss adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the acquirer’s interest but do not affect control; to revalue upon divesting control any retained shareholding in the divested company at fair value and record the resulting gain or loss in profit or loss; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. Earlier application is permitted. The Company is in the process of assessing whether there will be any material changes to its financial statements upon their adoption.

IAS 32 (revised)—Financial Instruments: Presentation and IAS 1 (revised) Presentation of Financial Statements

In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation” and IAS 1, “Presentation of Financial Statements”. The amendments are relevant to entities that have issued financial instruments that are (i) puttable financial instruments, or (ii) instruments, or components of instruments, which impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only upon liquidation. Under the revised IAS 32, subject to specified criteria being met, these instruments will be classified as equity whereas, prior to these amendments, the instruments would have been classified as financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of these amendments will not have a significant impact on its financial statements.

NOTE 3: ACQUISITIONS

Significant acquisitions made during the years ended December 31, 2005, 2006 and 2007 include:

International Steel Group (“ISG”)

On April 15, 2005, the former Mittal Steel acquired 100% of the outstanding common shares of International Steel Group Inc. (“ISG”) (renamed ArcelorMittal USA Inc.). The aggregate purchase price was

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

approximately 3,833 including cash of 2,128 (1,472 net of cash acquired and 56 of acquisition cost) and Class A common shares valued at 1,705. The fair value of the 60,891,883 Class A common shares was determined based on the market-price of the former Mittal Steel’s Class A common shares on the date of acquisition. Intangible assets identified as a result of purchase accounting relate to 4 assigned to patents and 384 assigned to favorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to six years or two years on a weighted average basis. Intangible liabilities consist of 1,095 assigned to unfavorable supply and sales contracts that are being amortized over the term of the associated contracts ranging from one to 15 years or 3.2 years on a weighted average basis. The Company recognized 122 of income during 2007 (383 of income during 2006 and 137 in 2005) related to the net amortization of these intangibles. The Company finalized the purchase price allocation for ISG in 2006.

Kryvorizhstal

On November 25, 2005, the former Mittal Steel acquired 93.02% of the outstanding common stock of OJSC Krivorizky Ore Mining Company and Steel Works Kryvorizhstal (renamed ArcelorMittal Kryviy Rih) from the government run State Property Fund of Ukraine. ArcelorMittal Kryviy Rih was acquired for 4,908 in cash (4,635 net of cash acquired). In connection with the acquisition, the Company has committed to make capital expenditures of 500 until 2010. The Company finalized the purchase price allocation for Kryvorizhstal in 2006. The Company increased its interest in ArcelorMittal Kryviy Rih to 93.77% in 2006 and to 94.66% in 2007. Based on the purchase price allocation for ArcelorMittal Kryviy Rih, the Company has identified 1,323 of excess purchase price over the fair value of the assets acquired.

Arcelor

On August 1, 2006, the former Mittal Steel acquired 91.9% of the share capital of Arcelor. Through subsequent transactions it increased its ownership to 94.2% of the issued and outstanding shares of Arcelor and 19.9 million of Arcelor’s convertible bonds.

The total purchase price, including acquisition costs, was 33,675, which was funded through a combination of cash and 680 million newly issued Mittal Steel Class A common shares. Total cash consideration for the transactions was 10,435 (5,841 net of 4,594 of cash acquired). The fair value of the Class A common shares issued was determined based on the market price of Mittal Steel’s Class A common shares at the date of the acquisition.

Intangible assets recognized as a result of purchase accounting amount to 1,565. They include favorable supply contracts on raw materials and energy that are being amortized over the term of the associated contracts ranging from two to five years for a total amount of 540. They also relate to customer relationships, trade mark and technology for a total amount of 1,025. The acquired liabilities also include 668 assigned to unfavorable sales contracts that are being amortized over the term of the associated contracts ranging from half a year to nine years.

The acquisition of Arcelor resulted in the consolidation of total assets of 65,288 and total liabilities of 36,884, excluding minority interest. The fair value of the net assets acquired (net of cash acquired) amounts to 23,179, excluding minority interest. The resulting goodwill is 5,902 at the acquisition date. The Company finalized the purchase price allocation for Arcelor in 2007.

The results of Arcelor have been included in the consolidated financial statements since August 1, 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Sicartsa

On April 20, 2007, ArcelorMittal acquired 100% of the outstanding common shares of Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V. (“Sicartsa”) from Grupo Villacero. Sicartsa is a Mexican fully integrated producer of long steel. The acquisition also includes Metave, a mini-mill, Sibasa and Camsa, two rolling-mills located in Mexico, as well as Border Steel, a mini-mill in the US. Finally, through the acquisition of Sicartsa, Sersiinsa, a 50/50 joint-venture between Sicartsa and ArcelorMittal Lázaro Cárdenas S.A. de C.V., is fully consolidated.

Sicartsa was acquired for a total cash consideration of 1,436 (1,427 net of 9 of cash acquired) consisting of 526 for its shares and 910 related to a debt assumption. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. The allocation of the total purchase price is preliminary as at December 31, 2007. Iron ore mines were revalued by 138 and property, plant & equipment was stepped down by 138. The acquisition of Sicartsa and Sersiinsa resulted in the consolidation of total assets of 1,990 and total liabilities of 1,652. The preliminary goodwill related to Sicartsa amounts to 274. The allocation of the purchase price will be finalized in 2008.

Acquisitions of minority interests

The Company acquired significant minority interests during 2007.

Arcelor Brasil

As a result of the acquisition of Arcelor, the Company made a mandatory tender offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of ArcelorMittal.

On June 5, 2007, the Company publicly announced the results of its mandatory tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, the Company acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its current 67.1% shareholding in Arcelor Brasil to 96.6%. The Company paid for the shares with 3,694 in cash and approximately 27 million Mittal Steel Class A common shares, representing a total consideration of 5,407. Following the auction and after a general Arcelor Brasil shareholders’ meeting held on August 8, 2007 approving the redemption of the remaining shares, the Company acquired the remaining 3.4% for a total cash consideration of 497. On September 12, 2007, the Company announced that it held 100% of Arcelor Brasil. Total consideration for the transaction was 5,879, of which 4,191 paid in cash. The goodwill related to this acquisition amounts to 3,119 and the reduction in minority interests to 2,760.

Arcelor

On November 13, 2007, as a result of the legal merger between the former ArcelorMittal and Arcelor, the 5.76% remaining minority interests in Arcelor were cancelled. The transaction was recorded as if ArcelorMittal had been the acquirer. Total consideration was 3,204 (44 million, including 12 million treasury shares, with shares of the former ArcelorMittal shares valued at $72.65 per share) and resulting goodwill was 612.

ArcelorMittal Poland

On July 20, 2007, ArcelorMittal announced that it had reached an agreement with the Polish government to acquire its outstanding 25.2% shares in ArcelorMittal Poland, which were held by the Polish state and treasury

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

ministry. The additional consideration was 181. These shares were accounted for as an acquisition in 2004 in conjunction with the acquisition of a controlling interest in ArcelorMittal Poland as there was an irrevocable commitment to transfer operational and economic control of these remaining shares to the Company.

ArcelorMittal Kryviy Rih

During 2007, the Company’s ownership in ArcelorMittal Kryviy Rih increased from 93.77% to 94.66%. The reduction in minority interests is 49 and the resulting goodwill amounts to 5.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions and the acquisition of minority interests

	2005(1)		2006	2007
	ISG	Kryviy Rih	Arcelor(2)	Sicartsa(1),(3)	Acquisition of minority interests	Others(1),(3)
Current assets	3,024	347	22,354	524	—	612
Property, plant & equipment	4,001	4,454	34,124	1,349	—	134
Other assets	506	—	8,810	117	—	2

Total assets acquired	7,531	4,801	65,288	1,990	—	748

Current liabilities	1,590	258	16,178	963	—	561
Long-term loan	844	—	8,910	548	—	37
Other long-term liabilities	1,613	200	6,521	20	—	8
Deferred tax liabilities	104	782	5,275	121	—	6
Minority interest	—	—	3,464	—	2,809	—

Total liabilities assumed	4,151	1,240	40,348	1,652	2,809	612

Total net assets	3,380	3,561	24,940	338	2,809	136

Minority interest	—	249	1,761	—	2,591	20

Net assets acquired	3,380	3,312	23,179	338	5,400	116

Fair value of shares issued	1,705	—	23,240	—	4,917	—

Cash paid, net	1,528	4,635	5,841	1,427	4,401	224
Debt assumption	—	—	—	(910)	—	—
Equity investment	—	—	—	95	—	—

Purchase price, net	3,233	4,635	29,081	612	9,318	224

Goodwill (Negative goodwill)	(147)	1,323	5,902	274	3,918	108

(1)	Historical IFRS information as of the date of acquisition was not available for the acquired entities.
(2)	During 2007, the Company finalized the purchase price allocation for Arcelor. See the table below for adjustments. Prior period information has been adjusted retrospectively.
(3)	Based on a preliminary purchase price allocation, which is subject to change.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The total purchase price for ISG, Kryviy Rih, Arcelor and Sicartsa consists of the following:

	ISG	Kryvih Rih	Arcelor	Sicartsa
Cash paid to stockholders, gross	2,072	4,904	10,247	1,434
Transaction related fees	56	4	188	2
ArcelorMittal shares issued	1,705	—	23,240	—

Total purchase price, gross	3,833	4,908	33,675	1,436
Debt assumed	—	—	—	(910)
Cash acquired	(600)	(273)	(4,594)	(9)
Equity investments acquired	—	—	—	95

Total purchase price, net	3,233	4,635	29,081	612

Finalization of purchase price allocation of Arcelor

The table below summarizes the finalization of the purchase price allocation of Arcelor:

	Preliminary allocation	Adjustments	Final allocation
Current assets	22,352	2	22,354
Property, plant & equipment	34,250	(126)	34,124
Other assets	7,963	847	8,810

Total assets acquired	64,565	723	65,288

Current liabilities	16,178	—	16,178
Long-term loan	8,910	—	8,910
Other long-term liabilities	6,231	290	6,521
Deferred tax liabilities	5,305	(30)	5,275
Minority interest	3,447	17	3,464

Total liabilities assumed	40,071	277	40,348

Total net assets	24,494	446	24,940

Minority interest	1,761	—	1,761
Net assets acquired	22,733	446	23,179
Purchase price, net	29,081	—	29,081

Goodwill	6,348	(446)	5,902

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The purchase price allocation of Arcelor has been finalized in 2007, therefore the comparative information for 2006 have been accordingly adjusted for purchase price allocation adjustments and other reclassifications made to align with the 2007 presentation:

Consolidated Balance Sheet	2006 as reported	Adjustments and reclassifications	2006 as adjusted
Current assets	39,362	51	39,413
Non current assets	72,804	464	73,268

Total assets	112,166	515	112,681

Current liabilities	24,560	—	24,560
Non current liabilities	37,415	478	37,893

Total liabilities	61,975	478	62,453

Total equity	50,191	37	50,228

Total liabilities and equity	112,166	515	112,681

Consolidated Statement of Income	2006 as reported	Adjustments and reclassifications	2006 as adjusted
Income before tax	7,195	33	7,228
Income tax expense	1,109	13	1,122

Net Income (including minority interests)	6,086	20	6,106

Attributable to the holders of the Parent company	5,226	21	5,247
Minority interests	860	(1)	859

Net Income (including minority interests)	6,086	20	6,106

Pro Forma Results

The following pro forma financial information presents the combined results of operations of ArcelorMittal for 2007, including Sicartsa, as if its acquisition had occurred as of the beginning of the periods presented. The 2006 pro forma information also includes the results of operations of Arcelor on the same basis. The pro forma financial information is not necessarily indicative of what our consolidated results of operations would have been had we completed the acquisitions at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company.

	Unaudited Pro Forma for the year ended December 31,
	2005	2006	2007
Sales	80,171	88,576	105,456
Net income	8,263	7,994	10,372
Per share amounts
Basic earnings per common share	5.97	5.78	7.14
Diluted earnings per common share	5.97	5.78	7.13

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 4: ASSETS AND LIABILITIES HELD FOR SALE

Following the competition concerns in certain steel production segments expressed by the European Commission as a result of the business combination between Mittal Steel and Arcelor, the disposal of certain entities in the Long Carbon Europe segment was completed during the first quarter of 2007. In June 2007, the Company sold Huta Bankowa Pólska z.o.o. and Travi e Profilati di Pallanzeno. In March 2007, the disposal of Stahlwerk Thüringen GmbH was completed. The total consideration received in cash is 840.

On February 20, 2007, the U.S. Department of Justice (“the DOJ”) informed the Company that the DOJ had selected the Sparrows Point (Flat Carbon Americas) steel mill located near Baltimore, Maryland for divestiture under a consent decree filed by the DOJ in August 2006. As a consequence, the assets and liabilities of Sparrows Point were classified as held for sale. The DOJ appointed a trustee to handle the sale process, which is expected to be completed in 2008.

On August 31, 2007, ArcelorMittal merged its European laser-welded tailored blanks business (Flat Carbon Europe) with Noble International Limited. The total consideration received amounts to 289 and includes cash of 102 and a 40% stake in Noble International Limited.

	December 31,
	2006*	2007
Assets classified as held for sale:
Property, plant and equipment	1,094	670
Trade and other receivables	65	597
Inventories	129	—
Other assets	28	29

Total	1,316	1,296

	December 31,
	2006*	2007
Liabilities classified as held for sale:
Trade and other payables	181	173
Other liabilities	58	93

Total	239	266

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

NOTE 5: TRADE RECEIVABLES

The trade receivables balances are the following:

	December 31,
	2006	2007
Gross amount	9,197	9,950
Allowance for doubtful accounts	(428)	(417)

Total	8,769	9,533

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Exposure to credit risk by business segment

The maximum exposure to credit risk for trade receivables by segment is as follows:

	December 31,
	2006	2007
Flat Carbon Americas	856	1,018
Flat Carbon Europe	1,899	1,866
Long Carbon Americas and Europe	1,976	2,210
AM3S	1,677	2,378
Asia, Africa & CIS and Stainless Steel	1,315	964
Other activities	1,046	1,097

Total	8,769	9,533

Exposure to credit risk by geography

The maximum exposure to credit risk for trade receivables by geography is as follows:

	December 31,
	2006	2007
Europe	5,451	5,876
North America	1,840	1,562
South America	867	1,151
Africa and Asia	446	563
Middle East	165	381

Total	8,769	9,533

Ageing of trade receivables

The aging of trade receivables is as follows:

	December 31,
	2007
	Gross	Allowance for doubtful accounts
Not past due	6,866	(98)
Past due 0-30 days	1,995	(55)
Past due 31-120 days	695	(37)
More than 120 days	394	(227)

Total	9,950	(417)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts is as follow:

Balance at December 31, 2004	Additions	Deductions/ Releases	Others	Balance at December 31, 2005
267	23	(105)	56	241

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
241	241	(238)	184	428

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
428	14	(75)	50	417

NOTE 6: INVENTORIES

Inventory, net of allowance for slow-moving, excess, or obsolete inventory, of 359 and 556 as of December 31, 2006 and 2007, respectively, is comprised of the following:

	December 31,
	2006	2007
Finished products	7,131	8,108
Production in process	3,914	4,582
Raw materials	6,491	6,739
Manufacturing supplies, spare parts and other	1,704	2,321

Total	19,240	21,750

The amount of inventory pledged as collateral was 148 and 217 as of December 31, 2006 and 2007, respectively.

The movement in the allowance for obsolescence is as follow:

Balance at December 31, 2004	Additions	Deductions/ Releases	Others	Balance at December 31, 2005
244	58	(33)	—	269

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
269	230	(140)	—	359

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
359	483	(407)	121	556

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

The prepaid expenses and other current assets are the following:

	December 31,
	2006	2007
Advance payments to public authorities	1,692	2,277
Other	2,250	2,367

Total	3,942	4,644

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisition	Concessions, patents and licences	Favourable contracts	Other	Total
Cost
At December 31, 2005	1,391	34	384	192	2,001
Acquisition of Arcelor*	5,902	426	569	2,221	9,118
Other acquisitions	67	17	—	60	144
Disposals	—	(11)	—	—	(11)
Foreign exchange differences	205	4	30	30	269
Transfers and other movements	9	18	—	5	32

At December 31, 2006	7,574	488	983	2,508	11,553
Acquisitions	4,300	26	—	17	4,343
Disposals	—	(23)	—	(1)	(24)
Foreign exchange differences	1,092	51	44	174	1,361
Transfers and other movements	—	127	(4)	(815)	(692)

At December 31, 2007	12,966	669	1,023	1,883	16,541

Accumulated amortization and impairment losses
At December 31, 2005	—	7	162	26	195
Disposals	—	(11)	—	—	(11)
Impairment	—	11	—	(1)	10
Amortization charge*	—	89	116	92	297
Foreign exchange differences	—	23	2	(4)	21
Transfers and other movements	—	1	—	—	1

At December 31, 2006	—	120	280	113	513
Disposals	—	(17)	—	—	(17)
Impairment	43	—	—	—	43
Reduction of goodwill	260	—	—	—	260
Amortization charge	—	82	332	184	598
Foreign exchange differences	—	35	22	56	113

At December 31, 2007	303	220	634	353	1,510

Carrying amount
At December 31, 2006	7,574	368	703	2,395	11,040

At December 31, 2007	12,663	449	389	1,530	15,031

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Goodwill acquired in business combinations are as follows:

	Net value December 31, 2006	Acquisitions (including minority interest)	Exchange rate differences and other movements	Impairment and other reductions	Net value December 31, 2007
Arcelor Mittal Kriviy Rih	1,332	5	—	—	1,337

Flat Carbon Europe	2,197	219	319	(34)	2,701
Flat Carbon Brazil	967	98	114	(220)	959
Flat Carbon Americas	81	8	9	—	98
Long Carbon Europe	1,017	102	120	—	1,239
Long Carbon Americas	358	36	42	—	436
AACIS	52	5	6	—	63
Stainless(1)	740	74	87	(2)	899
AM3S	694	70	82	(4)	842

Total Arcelor(2)	6,106	612	779	(260)	7,237

Flat Carbon Brazil	—	2,266	213	—	2,479
Long Carbon Americas	—	853	85	—	938

Total Arcelor Brasil	—	3,119	298	—	3,417

Sicartsa(3)	—	274	2	—	276
AM Poland	—	181	—	—	181
Others	136	109	13	(43)	215

TOTAL	7,574	4,300	1,092	(303)	12,663

(1)	Includes Acesita, with a net value of 257 as of December 31, 2007
(2)	Includes all subsidiaries, mainly located in Europe and South America
(3)	Subject to change upon finalization of purchase price allocation

ArcelorMittal tests goodwill annually, in the fourth quarter, for impairment or more frequently if there are indications that goodwill might be impaired. As a result of tax restructuring in the second half of 2007, and after purchase price allocation of Arcelor was completed, deferred tax assets amounting to 260 were recognized with respect to net operating losses previously not capitalized. As a consequence, goodwill is reduced for the same amount.

The recoverable amounts of the cash generating units are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the cash generating units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

ArcelorMittal prepares cash flow derived from the most recent financial budgets and extrapolates cash flows for the following three years based on an estimated growth rate. This rate does not exceed the average long-term rate for the relevant markets.

Research and development costs are expensed and included in cost of goods sold. These costs amounted to 39, 96, and 214 in the years ended December 31, 2005, 2006, and 2007, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2005	4,019	19,805	905	24,729
Additions	477	721	1,737	2,935
Acquisitions through business combinations	8,669	21,989	3,466	34,124
Foreign exchange differences	503	1,067	(66)	1,504
Disposals	(306)	(544)	(194)	(1,044)
Other movements	982	1,131	(1,388)	725

At December 31, 2006*	14,344	44,169	4,460	62,973
Additions	440	1,964	3,044	5,448
Acquisitions through business combinations	499	896	88	1,483
Foreign exchange differences	2,403	7,096	245	9,744
Disposals	(174)	(1,030)	(22)	(1,226)
Other movements	1,658	2,005	(4,036)	(373)

At December 31, 2007	19,170	55,100	3,779	78,049

Accumulated depreciation and impairment
At December 31, 2005	1,032	4,650	2	5,684
Depreciation charge for the year*	633	1,503	7	2,143
Impairment	3	38	—	41
Disposals	(96)	(403)	—	(499)
Foreign exchange differences	201	573	—	774
Other movements	105	153	(1)	257

At December 31, 2006	1,878	6,514	8	8,400
Depreciation charge for the year	567	3,235	5	3,807
Impairment	3	178	12	193
Disposals	(42)	(819)	—	(861)
Foreign exchange differences	884	3,919	43	4,846
Other movements	(38)	(272)	(20)	(330)

At December 31, 2007	3,252	12,755	48	16,055

Carrying amount
At December 31, 2006	12,466	37,655	4,452	54,573

At December 31, 2007	15,918	42,345	3,731	61,994

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

During the period, the Company carried out a review of the recoverable amount of its manufacturing plants and equipment. The recoverable amount of the relevant assets has been determined on the basis of their value in use. As a result of the assessment, the Company determined that the recoverable amount for certain of its plant, property and equipment was less than its carrying amount. Accordingly, a 193 (2006: 41, 2005: 0) impairment loss was recognized immediately as an expense as part of operating income in the income statement.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The Company has pledged 1,146 and 671 in land and buildings as of December 31, 2006 and 2007, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 14.

NOTE 10: INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The Company’s investments in associates and joint ventures are as follows:

Investee	Location	Ownership % At December 31, 2007	Net asset value at December 31,
			2006(4)	2007
DHS Group(1)	Germany	51.30%	998	1,598
Hunan Valin(2)	China	29.19%	382	442
China Oriental Group Company Ltd(3)	China	28.02%	—	644
Gestamp	Spain	35%	238	361
Gonvarri Industrial Consolidated	Spain	35%	276	423
Other	Various	—	1,562	2,419

Total			3,456	5,887

(1)

The Company owns a 51.3% interest in Dillinger Hutte Saarstahl AG (“DHS”). The Company does not exercise control over DHS as it is unable to appoint a majority of the members of the supervisory board of DHS and decisions voted on by shareholders are required to be approved with at least a 70% affirmative vote.

(2)

In November 2007, the conversion of certain convertible bonds occurred and, as a result, the shareholdings of the Company were diluted to 29.19%. As of December 31, 2007, the investment had a market value of 1,058 (357 in 2006).

(3)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest in the Company. On December 13, 2007 the Company entered into a shareholder’s agreement which enabled ArcelorMittal to become the majority shareholder of China Oriental and to raise eventually its equity stake in the China Oriental to 73.13%. As of December 31, 2007 the investment had a market value of 670.

(4)	During 2007, the Company finalized the purchase price allocation for Arcelor. Prior period information has been adjusted retrospectively.

Summarized financial information, in the aggregate, for the Company’s investments accounted for using the equity method is as follows:

	Years ended December 31,
	2005	2006	2007
Condensed statement of income data
Gross revenue	3,446	8,734	28,696
Net income	137	533	1,806

	December 31,
	2006	2007
Condensed balance sheet data
Total assets	12,148	27,518
Total liabilities	6,797	14,551

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2006	2007
Available-for-sale securities	505	1,839
Investments accounted for at cost	646	320

Total	1,151	2,159

The change in fair value of available-for-sale securities for the period (unrealized gain of 569 (2006: 16), net of income tax and minority interests) is recorded directly in equity.

NOTE 12: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are associates and joint ventures of the Company, were as follows:

	Year ended December 31,			December 31,
	2005	2006	2007	2006	2007
Transactions	Sales			Trade receivables
Macsteel Int’l Holding & Subsidiaries	1,369	1,084	941	26	45
I/N Kote	361	380	408	13	6
Polski Koks	77	376	445	64	81
Coils Lamiere Nastri (CLN) SPA	—	221	645	143	107
Gonvarri Industrial SA	—	207	275	49	1
WDI	153	205	175	18	3
Zaklad Przetworstwa	70	150	169	20	21
Stalprofil S.A.	68	105	111	8	13
Sorevco	63	72	—	8	—
Lamines Marchands Europeens SA	—	55	168	28	37
Borcelik Celik Sanayii Ticaret AS	—	52	214	20	39
Florin Centrum	23	50	47	12	7
Gouvauto SA	—	—	145	—	12
Berg Steel Pipe Corp	—	—	110	—	—
ArcelorMittal Gonvarri SSC Slovakia	—		92	—	12
Gestamp Servicios	—	—	71	—	7
Gonvarri Productos Siderurgicos SA	—	—	67	—	11
Bamesa Celik Servis Sanayii Ticaret AS	—	—	66	—	19
Hierras Aplanaciones SA	—	—	65	—	9
Gonvarri Brasil SA	—	—	62	—	22
Noury SA	—	—	50	—	5
Other	155	890	441	300	110

Total	2,339	3,847	4,767	709	567

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	Year ended December 31,			December 31,
	2005	2006	2007	2006	2007
Transactions	Purchases of raw material & others			Trade payables
Polski Koks	217	258	623	56	72
E.I.M.P	188	255	282	—	—
Forges et Acieries de Dillingen	—	186	330	27	56
I/N Tek (Tolling charges)	144	166	136	10	31
Mac Steel Int’l Holding & Subsidiaries	—	106	—	—	—
Peña Colorada	53	66	70	27	41
PCI Associates (Tolling Fees)	54	65	45	—	—
Eko Recycling GmbH	—	62	—	17	—
Borcelik Celik Sanayiii Ticaret AS	—	—	198	—	40
ArcelorMittal Gonvarri SSC Slovakia	—	—	64	—	8
ATIC Services	—	—	164	—	22
Dillinger Hutte Saarstahl AG	—	—	103	—	24
Cia Hispano Brasileira de Pelotizaçao SA	—	—	60	—	12
Lindsay International (Pvt) Ltd.	57	36	30	3	4
Orind Refractories & Subsidiaries	66	35	21	3	1
Other	135	505	282	376	135

Total	914	1,740	2,408	519	446

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 25 for disclosure of transactions with key management personnel.

NOTE 13: SHORT-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	At December 31,
	2006	2007
Short term bank loans and other credit facilities	1,229	3,653
Current portion of long-term debt (see note 14)	3,663	4,832
Lease obligations (see note 14)	30	57

Total	4,922	8,542

Short-term debt includes short term loans, overdrafts and commercial paper.

Commercial paper

The Company runs a commercial paper program enabling borrowings of up to €2,000 million (2,944).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 14: LONG-TERM DEBT

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest Rate(1)	2006	2007
Corporate
3.2 billion Credit Facility	2010	Floating	5.2% – 5.5%	2,100	2,700
€17 billion Credit Facility	2011 – 2012	Floating	5.2% – 5.4%	15,828	16,357
EBRD loans	2009 – 2013	Floating	5.6% – 5.9%	250	216
Debenture loans	2008 – 2015	Fixed	3.4% – 6.4%	2,622	2,917
Other loans	2008 – 2035	Floating	3.2% – 5.3%	774	1,583
Other loans	2008 – 2015	Fixed	3.5% – 6.5%	412	372

Total Corporate				21,986	24,145

Americas
Senior secured notes	2014	Fixed	9.75%	420	420
Senior unsecured notes	2008 – 2017	Fixed		391	—
Senior unsecured notes	2014	Fixed	6.5%	500	500
Asset acquisition loans	2008 – 2018	Fixed	5% –11.1%	633	813
Other loans	2008 – 2014	Fixed	6.0% –11.4%	230	101
Other loans	2008 – 2018	Floating	4.7% –15.2%	343	380

Total Americas				2,517	2,214

Europe, Asia & Africa
Government loan	2011	Fixed	5%	150	—
Other loans	2008 – 2010	Fixed	4.8% – 22%	390	259
Other loans	2008 – 2010	Floating	6.1% –7.58%	159	16

Total Europe, Asia & Africa				699	275

Total				25,202	26,634
Less current portion of long-term debt				3,663	4,832

Total long-term debt (excluding lease obligations)				21,539	21,802
Revaluation of interest rate hedge instruments (note 15)				6	18
Lease obligations(2)				100	265

Total long-term debt, net of current portion				21,645	22,085

(1)	Rates applicable to balances outstanding at December 31, 2007. The effective rate of the €17 billion Credit Facility amounts to 5.12% in 2007.
(2)	Net of current portion of 30 in 2006 and 57 in 2007.

Corporate

3.2 billion Credit Facility

On April 7, 2005, Mittal Steel and certain subsidiaries signed a five-year 3,200 credit facility (1,700 term loan and 1,500 RCF) with a consortium of banks. On February 6, 2007 an amendment deed was signed in order to align the documentation with the documentation of the €17 billion credit facility. On December 10, 2007, this

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

credit facility was transferred to ArcelorMittal Finance. ArcelorMittal provided an unconditional guarantee securing the debt. 2,700 was outstanding at December 31, 2007.

€17 billion Credit Facility

On January 30, 2006, the Company entered into a €5 billion credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs (“Acquisition Facility”) and a €3.0 billion credit agreement to refinance the 2005 Bridge Facility (“Refinancing Facility”). On May 23, 2006, the Company entered into a €2.8 billion agreement with a group of lenders to finance the cash portion of the increased offer for Arcelor along with related transaction costs (“Acquisition Facility”).

On November 30, 2006, the Company entered into a €17 billion credit agreement (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance Mittal Steel’s Refinancing Facility and Acquisition Facilities, along with Arcelor’s €4,000 million term loan facility and €3,000 million revolving credit facility agreement. All of these refinanced facilities were repaid and cancelled in December 2006. The €12 billion term loan facility started its repayments as foreseen in the agreement and on November 30, 2007, an equivalent amount of €2.4 billion was repaid. The €5 billion revolving credit facility remains available and has been used from time to time in 2007. At December 31, 2007, 2,200 had been drawn under this facility. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012. On December 10, 2007, ArcelorMittal transferred the total credit facility to ArcelorMittal Finance. ArcelorMittal provided an unconditional guarantee securing the debt. The outstanding amount under €17 billion credit facility at December 31, 2007 was 16,357.

EBRD Loans

This secured loan is for capital expenditures and working capital requirements at ArcelorMittal Galati. The loan is guaranteed by the Company and certain of its subsidiaries. The outstanding amount of the loan is 33 as of December 31, 2007.

On April 4, 2006, the former Mittal Steel signed a 200 loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Kryviy Rih. The outstanding amount of the loan was 183 as of December 31, 2007.

On June 15, 2007, the former Mittal Steel signed a 100 loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau in order to finance the overall modernization of the coal mines operated by ArcelorMittal Temirtau in the region of Karaganda with the aim to bring them in line with international best practice in terms of productivity and health and safety. The outstanding amount under this agreement at December 31, 2007 was nil.

Debenture loans

In 2001, the former Usinor (renamed ArcelorMittal France) issued €600 million in two tranches (€500 million on April 10 and €100 million on July 31). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 6.125% (issued at 99.695%) due April 10, 2008. On December 20, 2002, the general assembly of the bondholders approved the substitution of Arcelor Finance (renamed ArcelorMittal Finance) for ArcelorMittal France as primary obligor under the outstanding bonds.

In 2003, ArcelorMittal Finance issued €600 million (€500 million on September 24 and €100 million on December 4). Both principal amounts of unsecured and unsubordinated fixed rated notes bear interest at 5.125% (issued at 99.536%) due September 24, 2010. Both issuances were consolidated to form a single series.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% (issued at 101.97%) due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% (issued at 99.195%) due November 7, 2014.

On December 10, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% (issued at 100.00%) due December 10, 2014.

Debenture loans denominated in € represent a total amount of 2,797. Other debenture loans are denominated in U.S. dollar.

Other facilities

On June 29, June 30, 2007 and December 13, 2007, ArcelorMittal Finance entered into bilateral credit facilities totaling €1.5 billion. These bilateral lines of credit have remained unutilized and are fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million bilateral facility due 2012.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued senior secured notes with an aggregate principal amount of 800: 150 of floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 of fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”), of which 420 (net of 3 of discount) are outstanding as of December 31, 2007.

The Senior Secured Notes are secured by First Mortgage Bonds (relating to certain assets of the former Ispat Inland Inc.) originally totaling 800 and by a second position lien on the inventory of Mittal Steel USA (renamed ArcelorMittal USA). As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by ArcelorMittal USA, certain of its subsidiaries as well as by ArcelorMittal and certain other subsidiaries. The terms of the Senior Secured Notes place certain limitations on the ability of ArcelorMittal USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains limited covenants that are applicable to ArcelorMittal. These limitations are subject to a number of exceptions and qualifications. ArcelorMittal USA was in compliance with all covenants at December 31, 2007. The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended, including restrictions on paying dividends or making other distributions to shareholders.

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the senior unsecured notes. On July 22, 2005, ArcelorMittal USA repurchased

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

On October 1, 2001, Dofasco (renamed ArcelorMittal Dofasco) issued Canadian dollar (“CAD”) 125 million of 7.55% unsecured, non-callable notes maturing October 1, 2008. On June 15, 2005, ArcelorMittal Dofasco issued CAD 250.0 million of 4.961% Series A Medium Term Notes. The notes were repaid on May 15, 2007.

Asset Acquisition Loans

In May 2005, ArcelorMittal USA took ownership of a coke oven battery at Burns Harbor that was previously leased under a capital lease. The related loan amounts to 118 as of December 31, 2007. CST, Vega do Sul and Belgo Mineira contracted loans mainly with Banco Nacional de Desenvolvimento and Banco Bradesco S.A. for a total amount of 695 in order to finance their expansion of capacity. Together the outstanding as at December 31, 2007 was 813 including accrued interest.

Other loans

The other loans relate mainly to loans contracted by Acesita, CST and Vega do Sul with different counterparties.

Europe, Asia & Africa

Mittal Steel Annaba (renamed ArcelorMittal Annaba) had a 150 ten-year term loan agreement with the government of Algeria. The loan is guaranteed by ArcelorMittal. The loan has been repaid in full during first quarter of 2007.

In 2007, Rongcheng acquisition incorporated 66 principal amount of loan maturing between 2008 and 2010 of which 40% bearing fixed interest rates and 60% interest rates are based on 6 months LIBOR.

In 2007, the Rozak acquisition incorporated 267 principal amount of loan maturing between 2008 and 2010 bearing fixed interest rates.

Other

Certain debt agreements of the Company or its subsidiaries contain covenants requiring certain consent from lenders in specified circumstances, to declare or pay any dividends, make certain restricted payments, incur additional indebtedness, make certain investments, create liens, guarantee indebtedness, sell or acquire assets with certain exceptions, and enter into any merger or consolidation or reorganization. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth. The Company is in compliance with the financial covenants contained within the (amended) agreements related to all of its borrowings.

Scheduled maturities of long-term debt including lease obligations at December 31, 2007 are as follows:

Year ended December 31,
2008	4,889
2009	4,216
2010	7,577
2011	4,016
2012	3,190
Subsequent years	3,068

Total	26,956

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments is:

	December 31, 2006		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	4,664	4,756	4,596	4,683
Instruments payable bearing interest at variable rates	20,674	20,674	22,360	22,315

NOTE 15: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances and arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.

Cash and cash equivalents, restricted cash, short term investments and trade receivables are included in the “Loans and receivables” category, which is measured at amortized cost. Other current assets comprise derivative instruments for 593 and 303 as of December 31, 2006 and 2007, respectively, which are included in “Financial assets at fair value through profit or loss” category. Other investments are classified in “Available-for-sale” category at fair value through equity. Other assets are included in “Financial assets at fair value through profit or loss” category.

Except for derivatives instruments, amounting to 532 and 674 as of December 31, 2006 and 2007, respectively, which are included in the “Financial liabilities at fair value through profit or loss” category, financial liabilities are included in “Financial liabilities measured at amortized cost” category.

The Company’s short and long-term debt consists of debt instruments which bare interest at fixed rates and variable rates tied to market indicators. The fair value of the Company’s variable rate debt approximates its carrying amount given its floating interest rate. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spread.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the ISDA type allowing netting in case of counter-party default).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The portfolio associated with derivative financial instruments as of December 31, 2006 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,054	12	4.99%	850	(5)	4.64%
Interest rate swaps- fixed rate variable/variable	264	1	1.35%	589	(2)	3.31%

Total Interest rate instruments		13			(7)

Exchange rate instruments
Forward purchase of contracts	522	3		7,454	(412)
Forward sale of contracts	12,202	408		205	(1)
Currency swap	80	1		—	—
Exchange option purchases	—	—		593	(13)
Exchange options sales	593	10		—	—

Total Exchange rate instruments		422			(426)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	27	2		102	(12)
Term contracts purchases	612	156		672	(87)
Options Sale/ Purchase	29	—		—	—

Total Raw materials, freight, energy, emission rights		158			(99)

Total		593			(532)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor

The portfolio associated with derivative financial instruments as at December 31, 2007 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,311	4	4.31%	1,108	(16)	3.83%
Interest rate swaps- fixed rate variable/variable	—	—		143	(2)

Total Interest rate instruments		4			(18)

Exchange rate Instruments
Forward purchase of contracts	304	32		9,672	(218)
Forward sale of contracts	3,246	45		1,409	(16)
Exchange option purchases	8,720	111		—	—
Exchange options sales	—	—		5,682	(258)

Total Exchange rate instruments		188			(492)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	199	20		82	(4)
Term contracts purchases	554	89		1,229	(151)
Options Sale/ Purchase	69	2		121	(9)

Total Raw materials ( base metal), freight, energy, emission rights		111			(164)

Total		303			(674)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Interest rate risk

The Company makes use of certain instruments for the management of interest rate risk in order to optimize its financial results. Interest rate contracts allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Company and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to cover variations in the value of fixed rate loans qualify as fair value hedges. The assets and liabilities associated with interest rate instruments are not significant.

Exchange rate risk

The Company is mainly exposed to variations in value arising from exchange rate fluctuations on raw materials, energy and freight. Normally, the Company invoices its customers in the functional currency of its Operating Subsidiaries.

The Company uses forward purchases and sales of foreign currency, “plain vanilla” options, and foreign currency swaps to hedge foreign currency transactions at the majority of its subsidiaries. The Company also uses these instruments at corporate level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain monetary assets denominated in foreign currency.

The general policy of the Company is to hedge its exposure to exchange rate risk transactions. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorized by management, the Company may either hedge in anticipation of future transactions or not hedge transactional risks.

To hedge the above exposure to exchange rate risk, the Company had 10.8 billion of long positions in forward contracts and option arrangements against other currencies as of December 31, 2007.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2007
	Carrying amount	Contractual Cash Flows	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds / notes over 100	(3,839)	(4,875)	(1,111)	(169)	(1,299)	(2,296)
Loans over 100	(20,216)	(22,476)	(6,454)	(4,158)	(11,864)	—
Trade and other payables	(13,991)	(13,991)	(13,991)	—	—	—
Other non derivative financial liabilities	(7,903)	(9,074)	(2,890)	(923)	(3,923)	(1,338)

Total	(45,949)	(50,416)	(24,446)	(5,250)	(17,086)	(3,634)

Derivative financial liabilities
Interest rate instruments used for hedging	(18)	(18)	(5)	(5)	(8)	—
Foreign exchange contracts used for hedging	(492)	(492)	(426)	(35)	(31)	—
Other commodities contracts	(164)	(164)	(156)	(6)	(2)	—

Total	(674)	(674)	(587)	(46)	(41)	—

The following table presents the periods in which cash flows hedges are expected to mature.

	December 31, 2006
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(102)	(61)	(34)	(7)	—
Commodities	(54)	(39)	(19)	(14)	18

Total	(156)	(100)	(53)	(21)	18

	December 31, 2007
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(305)	(53)	(27)	(35)
Commodities	(86)	(50)	(21)	(16)	1

Total	(506)	(355)	(74)	(43)	(34)

The following table presents the periods in which cash flows hedges are expected to impact the income statement:

	December 31, 2006
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years
Forward exchange contracts	(102)	(59)	(35)	(8)	—
Commodities	(54)	(29)	(24)	(19)	18

Total	(156)	(88)	(59)	(27)	18

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	December 31, 2007
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(102)	(79)	(74)	(165)
Commodities	(86)	(38)	(30)	(21)	3

Total	(506)	(140)	(109)	(95)	(162)

Raw material, freight, energy risks and emission rights

The Company uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials and energy. The Company is exposed to risks on raw materials (including base metals such as zinc, nickel, aluminum, pewter and copper) and energy both through the purchase of raw materials and through sales contracts.

Fair values of raw material instruments are as follows:

	At December 31,
	2006	2007
Base metals, freight	129	(79)
Energy (oil, gas, electricity)	(69)	12

	60	(67)

Assets associated with raw material, energy and freight	155	91
Liabilities associated with raw material, energy and freight	(95)	(158)

Total	60	(67)

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003 establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2006 and 2007, the Company had a net notional position of 1 with a net fair value of (1) and a net notional position of 29 with a net fair value of 14, respectively.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s derivatives sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies to which the Company is exposed. The sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2006		December 31, 2007
	Income	Other Equity	Income	Other Equity
10% strengthening in U.S. dollar	(126)	269	129	933
10% weakening in U.S. dollar	126	(273)	(40)	(995)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Cash Flow Sensitivity Analysis for variable rate instruments

A change of 100 basis points in interest rates during the period would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2006.

	December 31, 2006
	Variable rate Instrument	Interest rate Swaps/FRAs	Cash Flows Sensitivity (net)
100 bp Increase	(158)	(22)	(180)
100 bp Decrease	158	22	180

	December 31, 2007
	Variable rate Instrument	Interest rate Swaps/FRAs	Cash Flows Sensitivity (net)
100 bp Increase	(179)	1	(178)
100 bp Decrease	179	1	178

Base metals, energy , freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading as fair value through income statement and those designated in hedge accounting relationships.

	December 31, 2006		December 31, 2007
	Income	Other equity Cash flow Hedging reserves	Income	Other equity Cash flow Hedging reserves
+10% in prices	16	104	41	112
-10% in prices	(16)	(104)	(41)	(112)

NOTE 16: EQUITY

As of December 31, 2006, the authorized common shares of Mittal Steel consisted of 5,000,000,000 Class A common shares, with par value of €0.01 per share, and 721,500,000 Class B common shares, par value of €0.01 per share. At December 31, 2006, 934,818,820 Class A common shares and 457,490,210 Class B common shares were issued and 927,778,733 Class A common shares (excluding treasury shares) and 457,490,210 Class B common shares were outstanding.

In September 2006, the nominal value of Class B common shares changed from €0.10 per share to €0.01 per share and the voting rights associated therewith were reduced from 10 votes to 1 vote per share. This was approved by the shareholders during the June 30, 2006 shareholders’ meeting and resulted in a reduction of share capital of 52.

On August 28, 2007, at the extraordinary general meeting of Mittal Steel the shareholders approved the merger of Mittal Steel into the former ArcelorMittal, a wholly-owned subsidiary of Mittal Steel. This merger was effective on September 3, 2007 and was the first step in the two-step merger process between Mittal Steel and Arcelor. Holders of Mittal Steel shares automatically received one newly issued share of the former ArcelorMittal for every one Mittal Steel share on the basis of their respective holdings. The Mittal Steel Class A common shares and the Mittal Steel Class B common shares have disappeared in this merger.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On November 5, 2007, at the extraordinary general meeting of ArcelorMittal and Arcelor shareholders approved the merger of former ArcelorMittal into Arcelor effective on November 13, 2007. In this second step in the two-step merger process, a holder of the former ArcelorMittal shares received one newly issued Arcelor share for every one former ArcelorMittal share (the “Exchange Ratio”). This Exchange Ratio followed the completion of a share capital restructuring of Arcelor pursuant to which each seven pre-capital restructuring shares of Arcelor were exchanged for eight post-capital restructuring shares of Arcelor. After the second step merger Arcelor was renamed ArcelorMittal.

In addition, a new share capital was approved of €6,439 million, representing 1,470 million shares, without nominal value, for a period ending on November 5, 2012. This new share capital results in issued corporate capital of €6,346 million (9,269) represented by approximately 1,449 million shares, without nominal value, of which approximately 1,422 million shares were outstanding as of December 31, 2007.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts, which are different from its consolidated accounts. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares. Dividends are declared in US dollars and are payable in either US dollars or in euros.

On September 27, 2006, Mittal Steel announced that its Board of Directors had agreed upon, and the shareholders subsequently approved, a new dividend and cash distribution policy. The new policy aimed to return 30% of Mittal Steel’s prior year annual net income to shareholders annually through an annual base dividend, supplemented by share buy-backs. The annual base dividend was $1.30 per share.

The dividend for 2007 amounted to 1,826 ($1.30 per share) and was paid quarterly ($0.325 cents per share) on March 15, 2007, June 15, 2007, September 17, 2007 and December 17, 2007.

On November 14, 2007, ArcelorMittal announced its Board of Directors had recommended increasing the Company’s base dividend by 20 cents from $1.30 to $1.50 per share. The policy reconfirms a mechanism that will allow ArcelorMittal to honor its commitment of returning 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on the annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of 10.4 billion, ArcelorMittal will return a total of 3.1 billion to shareholders by paying a cash dividend of approximately 2.1 billion and implementing a 1.0 billion share buy-back. This distribution policy was implemented as of January 1, 2008.

The 1.0 billion share buy-back was completed on February 20, 2008 with the acquisition of 14.6 million shares (out of 25 million shares repurchased) from Carlo Tassara International S.A. at a price of €46.60 ($68.70) per share.

On March 17, 2008, an interim dividend was declared of $0.375 cents per share. New quarterly dividend payments will take place on June 16, 2008, September 15, 2008 and December 15, 2008.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Treasury stock

On April 2, 2007, ArcelorMittal announced the start of a share buy-back program designed to achieve the 30% distribution pay-out commitment described above. This share buy-back program was completed on September 4, 2007 as the $590 million limit was reached. ArcelorMittal purchased an aggregate of 9,513,960 Mittal Steel Class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, ArcelorMittal announced the start of a share buy-back program for up to 27 million shares, for cancellation in due course. This share buy-back program was designed to offset the issuance of 27 million shares in connection with ArcelorMittal’s mandatory offer for ArcelorMittal Brasil. This share buy-back program was completed on December 13, 2007. The shares were repurchased at an average price of €50.15 ($72.39) per share and for a total amount of €1,354 million (1,954).

On November 5, 2007, ArcelorMittal announced the start of a share buy-back program valid for a period of 18 months or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to such period. This program was completed on February 20, 2008 with the acquisition of 14.6 million shares from Carlo Tassara International S.A. (“Carlo Tassara”) at a price of €46.60 ($68.70) per share for a total amount of €680 million (1,003). Carlo Tassara is controlled by the Zygmunt Lubicz-Zaleski Foundation. Mr. Romain Zaleski was a member of the ArcelorMittal Board of Directors at the time of this transaction.

On December 12, 2007, ArcelorMittal announced the start of a share buy-back program for up to 44 million shares. This program has a two year term, and shares bought under this program may be used in potential future corporate opportunities or for cancellation. The Company acquired approximately 130,000 shares under this program through December 31, 2007, for a total amount of 9 at an average price of $70.38 per share.

On February 19, 2008, ArcelorMittal purchased 10.4 million shares (out of a total of 25 million shares repurchased) under the 44 million share buy-back program from Carlo Tassara at a price of €46.40 ($68.70) per share.

Share Retention Agreements

ArcelorMittal Temirtau has entered into share retention agreements with the European Bank for Reconstruction and Development (“EBRD”) and the International Finance Corporation (“IFC”). Until the date on which the EBRD and IFC loans have been repaid in full, ArcelorMittal Temirtau’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its share holding in ArcelorMittal Temirtau.

The Company has pledged 20% of the outstanding shares of ArcelorMittal Galati towards its commitment to pay the remaining purchase price owed to APAPS relating to the Company’s acquisition of ArcelorMittal Galati. Further, the Company has also pledged 50% of the outstanding shares of ArcelorMittal Galati’s towards the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has pledged 78.5% of its shareholding in ArcelorMittal Tubular Products Iasi to AVAS with respect to its investment commitment for 2007-2008.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in ArcelorMittal Hunedoara’s share capital with respect to its commitment to pay the purchase price for ArcelorMittal Hunedoara. The Company has also entered into a share pledge agreement with APAPS for 51.7% of its share holding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004.

The Company is required to establish a registered pledge in favor of the State Treasury of Poland for the number of the Company’s shares of ArcelorMittal Poland equal to the difference between: (i) the number of shares in the Company held by Mittal Steel Holdings AG and (ii) 50% of the Company’s shares plus one share. As a result, the number of the shares to be pledged equals to 130,549,058 shares, which constitutes about 49% of the entire Company’s share capital and about 49.5% of all shares/capital held by the Company.

Stock Option Plan

In 1999, the Company established the ArcelorMittal Global Stock Option Plan (“ArcelorMittalShares”). Under the terms of ArcelorMittalShares, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 20,000,000 shares of common stock (increased from 6,000,000 shares to 10,000,000 shares of common stock after shareholder approval in 2003 and increased from 10,000,000 shares to 20,000,000 shares of common stock after shareholder approval in 2006). The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of the ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 23, 2005, ArcelorMittal granted 3,908,773 options to a group of key employees at an exercise price of 28.75. The options expire on August 23, 2015.

On September 1, 2006, ArcelorMittal granted 3,999,223 options to a group of key employees at an exercise price of 33.755. The options expire on September 1, 2016.

On August 2 and December 11, 2007, ArcelorMittal granted, respectively, 5,965,200 and 13,000 options to a group of key employees at an exercise price of 64.30 and 74.535, respectively. The options expire on August 2, 2017, and on December 11, 2017.

In addition, Arcelor had stock option plans (grants for 2003, 2004, 2005, 2006) with 1,346,160 options outstanding prior to step-two of the two-step merger.

In connection with step-two of the two-step merger process described above, each Arcelor stock option was provided the right to purchase or subscribe, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 1,538,469 options to purchase common stock of ArcelorMittal, with an exercise price ranging from $12.46 to $44.35 per option.

The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2005	2006	2007
Exercise price	28.75	33.76	64.30 – 74.535
Dividend yield	1.44%	1.45%	2.03%
Expected annualized volatility	52%	60%	142%
Discount rate—bond equivalent yield	4.50%	4.63%	4.91%
Weighted average share price	28.75	33.76	64.30 – 74.535
Expected life in years	6	6	6
Fair value of options (per share)	13	30	52

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 9, 28 and 108 for each of the years ended December 31, 2005, 2006, and 2007, respectively.

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2005, 2006, and 2007:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2004	1,711,216	2.26 – 11.94	6.72
Granted	3,908,773	28.75	28.75
Exercised	(351,850)	2.26 – 11.94	5.87
Forfeitures	(210,833)	2.26 – 28.75	27.87

Outstanding, December 31, 2005	5,057,306	2.26 – 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 – 28.75	17.83
Cancelled	(4,000)	8.57 – 11.94	10.26
Forfeitures	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27
Granted	5,978,200	64.30 – 74.535	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28
Outstanding, December 31, 2007	13,579,438	2.26 – 74.535	46.15

Exercisable, December 31, 2007	2,595,164	2.26 – 64.30	24.49
Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27
Exercisable, December 31, 2005	1,352,366	2.26 – 28.75	6.96
Exercisable, December 31, 2004	1,321,721	2.26 – 11.94	8.03

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about stock options as of December 31, 2007:

Options Outstanding
Exercise Prices	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
74.535	13,000	9.95	—
64.30	5,965,200	9.59	10,000
44.35	1,480,045	5.50	—
33.76	3,193,503	8.68	785,069
28.75	2,188,747	7.65	1,072,581
20.83	11,429	4.50	—
16.89	29,373	3.50	29,373
12.46	17,622	2.50	17,622
11.94	212,499	1.71	212,499
8.57	199,200	2.42	199,200
2.26	268,820	4.27	268,820

2.26 – 74.535	13,579,438	8.26	2,595,164

NOTE 17: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
Recognized in profit and loss
Interest expense	(503)	(1,124)	(1,839)
Interest income	110	251	577
Net gain on disposal of available-for-sale financial assets transferred from equity	—	—	34
Net foreign exchange result	40	340	191
Revaluation of derivatives instruments	—	(11)	423
Other net financing costs	—	(110)	(313)

Total	(353)	(654)	(927)

Recognized in equity
Net change in fair value of available for sale financial assets	87	16	569
Effective portion of changes in fair value of cash flow hedge	(10)	(16)	(336)
Foreign currency translation differences for foreign operations	(758)	826	3,220

Total	(681)	826	3,453

NOTE 18: PENSIONS AND OTHER POST-EMPLOYMENT PLANS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer post-employment benefits, including post-employment health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheets are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future health care cost trends and market value

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect recognized expense and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 597 for pensions and 165 for other post retirement benefits as of December 31, 2007.

A summary of the significant defined benefit plans is as follows:

Americas

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 40% of its employees. Benefits for most non-represented employees are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service.

Canada

The primary pension plans are those at Hamilton and QCM. The Hamilton pension plan is a hybrid plan providing the better of a defined benefit and defined contribution pension. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The QCM defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on employee length of service.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced for active members by defined contributions pension plans financed by employer and employee contributions.

A limited number of funded defined benefit plans are in place in countries where funding collective company pension plans is mandatory.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Plan Assets

The weighted-average asset allocations for the Funded Pension Plans by asset category are as follows:

	December 31, 2006
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	62%	56%	9%	18%	40%
Fixed Income (including cash)	17%	38%	89%	73%	47%
Real Estate	21%	—	—	—	—
Other	—	6%	2%	9%	13%

Total	100%	100%	100%	100%	100%

	December 31, 2007
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	63%	54%	10%	17%	45%
Fixed Income (including cash)	23%	38%	88%	64%	48%
Real Estate	5%	—	—	—	—
Other	9%	8%	2%	19%	7%

Total	100%	100%	100%	100%	100%

These assets do not contain any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal. This does not exclude ArcelorMittal shares being included in mutual fund investments. The invested assets produced an actual return of 278 in 2007.

The respective Finance and Retirement Committees of the Board of Directors have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets:

	December 31, 2007
	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Equity Securities	63%	60%	20%	20%	49%
Fixed Income (including cash)	23%	40%	80%	80%	38%
Real Estate	14%	—	—	—	—
Other	—	—	—	—	13%

Total	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Pension Plans

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	3,663	2,965	561	—	69	68
Business combinations	4,762	19	2,165	461	2,117	—
Service cost	103	38	41	4	17	3
Interest cost	319	168	84	20	42	5
Plan amendments	(1)	3	(1)	—	(3)	—
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(14)	(14)	—	—	—	—
Actuarial loss	151	114	27	1	6	3
Benefits paid	(382)	(218)	(69)	(11)	(82)	(2)
Foreign currency exchange rate differences	(12)	—	(79)	5	62	—

Benefit obligation at end of the period	8,592	3,075	2,730	481	2,228	78

Change in plan assets
Fair value of plan assets at beginning of the period	2,611	2,161	348	—	—	102
Business combinations	2,828	12	1,771	520	525	—
Expected return on plan assets	338	206	87	27	9	9
Actuarial gain (loss)	154	123	39	3	1	(12)
Employer contribution	181	64	83	5	28	1
Plan participants’ contribution	3	—	1	1	—	1
Curtailments and settlements	(13)	(13)	—	—	—	—
Benefits paid	(326)	(218)	(69)	(11)	(26)	(2)
Foreign currency exchange rate differences	(47)	—	(67)	6	14	—

Fair value of plan assets at end of the period	5,729	2,335	2,193	551	551	99

(Unfunded) funded status of the plans	(2,863)	(740)	(537)	70	(1,677)	21
Unrecognized net actuarial loss (gain)	901	891	5	(3)	4	4
Unrecognized past service cost	(70)	—	—	(70)	—	—
Employer contribution after measurement date	6	—	6	—	—	—

Net amount recognized	(2,026)	151	(526)	(3)	(1,673)	25
Net assets related to funded obligations	246	193	24	2	2	25

Balance sheet liabilities	(2,272)	(42)	(550)	(5)	(1,675)	—

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	8,592	3,075	2,730	481	2,228	78
Service cost	176	39	73	10	45	9
Interest cost	501	167	152	60	107	15
Plan amendments	13	—	3	—	10	—
Plan participants’ contribution	5	—	1	2	1	1
Curtailments and settlements	96	—	48	—	—	48
Actuarial (gains) loss	(552)	(201)	(311)	10	(62)	12
Benefits paid	(455)	(2)	(141)	(34)	(209)	(69)
Foreign currency exchange rate differences and other movements	1,067	—	479	110	366	112

Benefit obligation at end of the period	9,443	3,078	3,034	639	2,486	206

Change in plan assets
Fair value of plan assets at beginning of the period	5,729	2,335	2,193	551	551	99
Expected return on plan assets	507	221	176	76	24	10
Actuarial gain (loss)	(229)	(184)	(54)	—	5	4
Employer contribution	419	257	106	13	42	1
Plan participants’ contribution	5	—	1	2	1	1
Benefits paid	(242)	(2)	(141)	(34)	(63)	(2)
Foreign currency exchange rate differences and other movements	612	—	426	123	63	—

Fair value of plan assets at end of the period	6,801	2,627	2,707	731	623	113

(Unfunded) funded status of the plans	(2,642)	(451)	(327)	92	(1,863)	(93)
Unrecognized net actuarial loss (gain)	597	808	(195)	9	(45)	20
Unrecognized past service cost	(2)	—	(1)	—	—	(1)
Prepaid due to unrecoverable surpluses	(103)	—	—	(103)	—	—

Net amount recognized	(2,150)	357	(523)	(2)	(1,908)	(74)
Net assets related to funded obligations	419	357	29	4	3	26

Balance sheet liabilities	(2,569)	—	(552)	(6)	(1,911)	(100)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 5 and 103 at December 31, 2006 and 2007, respectively.

The following tables detail the components of net periodic pension cost

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	51	38	9	1	3
Interest cost	195	160	28	3	4
Expected return on plan assets	(212)	(180)	(24)	—	(8)
Amortization of unrecognized past service cost	38	—	38	—	—
Amortization of unrecognized actuarial (gain) loss	52	55	1	(3)	(1)

Total	124	73	52	1	(2)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	102	38	41	3	17	3
Interest cost	320	168	84	20	43	5
Expected return on plan assets	(338)	(206)	(87)	(27)	(9)	(9)
Charges due to unrecoverable surpluses	5	—	—	5	—	—
Curtailments and settlements	2	2	—	—	—	—
Amortization of unrecognized past service cost	6	—	6	—	—	—
Amortization of unrecognized actuarial (gain) loss	76	69	6	1	—	—

Total	173	71	50	2	51	(1)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Net periodic cost (benefit)
Service cost	176	39	73	10	45	9
Interest cost	501	167	152	60	107	15
Expected return on plan assets	(507)	(221)	(176)	(76)	(24)	(10)
Charges due to unrecoverable surpluses	16	—	—	16	—	—
Curtailments and settlements	118	—	72	—	(2)	48
Amortization of unrecognized past service cost	13	—	3	—	10	—
Amortization of unrecognized actuarial (gain) loss	71	68	4	—	(1)	—

Total	388	53	128	10	135	62

Post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe provide post-employment benefits, including medical benefits and life insurance benefits, to retirees. Substantially all of the U.S. Operating Subsidiary employees are covered under post-employment life insurance and medical benefit plans that require

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The U.S. Operating Subsidiary does not pre-fund most of these post-employment benefits. Effective January 1, 1994, a Voluntary Employee Benefit Association Trust was established for payment of health care benefits to United Steel Workers of America. Funding of the Trust is made as claims are submitted for payment.

Summary of changes in the post employment benefit obligation and the change in plan assets:

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	1,028	975	29	—	2	22
Business combinations	1,377	3	897	7	468	2
Service cost	30	9	9	—	8	4
Interest cost	92	54	27	—	9	2
Plan amendment	(5)	—	(2)	—	(3)	—
Actuarial loss (gain)	227	207	22	—	(2)	—
Benefits paid	(116)	(79)	(15)	(1)	(20)	(1)
Foreign currency exchange rate changes	(19)	—	(32)	—	12	1

Benefits obligation at end of period	2,614	1,169	935	6	474	30
Fair value of assets (from acquisition)	48	32	1	—	15	—

Funded (unfunded) status of the plans	(2,566)	(1,137)	(934)	(6)	(459)	(30)
Unrecognized net actuarial loss (gain)	389	362	32	—	(5)	—
Unrecognized past service cost (benefit)	(38)	(33)	(2)	—	(3)	—

Net amount recognized	(2,215)	(808)	(904)	(6)	(467)	(30)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	2,614	1,169	935	6	474	30
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Plan amendment	47	44	—	—	3	—
Actuarial loss (gain)	(181)	(12)	(158)	(1)	(10)	—
Benefits paid	(195)	(70)	(34)	(1)	(51)	(39)
Curtailments and settlements	18	11	10	—	(3)	—
Acquisition (divestitures)	15	—	—	—	(4)	19
Foreign currency exchange rate changes and other movements	286	—	159	1	75	51

Benefits obligation at end of period	2,805	1,215	983	6	522	79
Fair value of assets	49	34	—	—	15	—

Funded (unfunded) status of the plans	(2,756)	(1,181)	(983)	(6)	(507)	(79)
Unrecognized net actuarial loss (gain)	165	322	(144)	—	(13)	—
Unrecognized past service cost (benefit)	8	13	(2)	—	(3)	—

Net amount recognized	(2,583)	(846)	(1,129)	(6)	(523)	(79)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The net periodic post-employment cost:

	December 31, 2005
	TOTAL	U.S.	CANADA	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	12	12	—	—	—
Interest cost	66	63	2	1	—
Expected return on plan assets	(1)	(1)	—	—	—
Amortization of unrecognized past service cost	(288)	(5)	(283)	—	—
Amortization of unrecognized actuarial (gain) loss	(1)	1	—	(1)	(1)

Total	(212)	70	(281)	—	(1)

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	25	9	9	—	5	2
Interest cost	91	55	27	—	7	2
Expected return on plan assets	(2)	(2)	—	—	—	—
Amortization of unrecognized past service cost	(8)	(8)	—	—	—	—
Amortization of unrecognized actuarial (gain) loss	12	12	—	—	—	—

Total	118	66	36	—	12	4

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Expected return on plan assets	(3)	(2)	—	—	(1)	—
Curtailments and settlements	20	11	13	—	(4)	—
Amortization of unrecognized past service cost	4	—	—	—	4	—
Amortization of unrecognized actuarial (gain) loss	23	27	—	(1)	(3)	—

Total	245	109	84	—	34	18

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plan			Other Post-employment Benefits
	2005	2006	2007	2005	2006	2007
Discount rate	4.25% – 7.75%	4.43% – 10.97%	5.17% – 10.77%	4.25% – 7.75%	4.5% – 8.75%	2.94% – 10.77%
Rate of compensation increase	2% – 8%	2.22% – 7.5%	2% – 8%	2% – 8%	3% – 7.5%	1% – 8%
Expected long-term rate of return on plan assets	6.5% – 9%	3.54% – 12.71%	3.54% – 11.25%	6.5% – 9%	5% – 10%	4.5% – 5%

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Health Care Cost trend

	December 31,
	2005	2006	2007
Health care cost trend rate assumed for next year	4.5% – 11.2%	2.03% – 10.7%	2.50% – 6.31%

Cash Flows

In 2008, the Company expects benefits payments, including contributions, to amount to 799.

Total long-term deferred employee benefits

The long-term deferred employee benefits are as follows:

	At December 31,
	2006	2007
Pension plan benefit	2,272	2,569
Other post-employment benefit	2,215	2,583
Early retirement benefit	610	780
Other long-term employee benefits	434	312

Total	5,531	6,244

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions for pension plans (as of December 31, 2007, the defined benefit obligation (“DBO”) for pension plans was 9,443):

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2007 DBO
100 basis point decrease in discount rate	(22)	1,058
100 basis point increase in discount rate	11	(945)
100 basis point decrease in rate for compensation	(39)	(368)
100 basis point increase in rate of compensation	38	334
100 basis point decrease in expected return on plan assets	65	—
100 basis point increase in expected return on plan assets	(65)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2007 the DBO for post-employment benefit plans was 2.756):

(in millions of U.S. dollars) Change in assumption	Effect on 2008 Pre-Tax OPEB Expense (sum of Service cost and interest cost	Effect of December 31, 2007 DBO
100 basis point decrease in discount rate	(11)	341
100 basis point increase in discount rate	8	(303)
100 basis point decrease in healthcare cost trend	(11)	(145)
100 basis point increase in healthcare cost trend	13	171

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

NOTE 19: INCOME TAX

Income tax expense

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2005, 2006 and 2007, respectively, is summarized as follows:

	Year ended December 31,
	2005	2006*	2007
Total current income tax expense	663	1,267	2,544
Total deferred tax expense (benefit)	218	(145)	494

Total income tax expense	881	1,122	3,038

The following table reconciles the income tax expense (benefit) to the statutory tax expense as calculated:

	Year ended December 31,
	2005	2006*	2007
Net income:	3,301	5,247	10,368
Minority interest	494	859	1,482
Income from equity method investments	(86)	(301)	(985)
Income tax expense	881	1,122	3,038

Income before tax and income from equity method investments:	4,590	6,927	13,903

Tax at the domestic rates applicable to profits in the countries	1,008	1,669	3,926
Permanent items	136	56	(318)
Benefit arising from interest in partnership	(39)	(34)	(51)
Rate changes	(22)	6	(209)
Net change in measurement of deferred tax assets	(28)	(43)	103
Re-characterization of capital loss to ordinary loss	(226)	(211)	—
Benefit of tax holiday	(21)	(14)	(27)
Effects of foreign currency translation	10	(51)	(297)
Tax deduction	—	(42)	(105)
Tax credits	—	(41)	(14)
Other taxes	54	31	67
Others	9	(204)	(37)

Income tax expense	881	1,122	3,038

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Permanent items of (318) result from deemed deductions on taxable income of 347, income tax expense of 98 on intercompany dividends and share transfers, and other taxable income of 69 relating to other permanent items.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The tax benefit from rate changes of (209) results from the decrease of corporate income tax rates in Canada, Czech Republic, Germany and Morocco.

The net change in measurement of deferred tax assets of 103 primarily consists of a tax benefit of 260 for acquired deferred tax assets, a tax expense of 192 for unrecognized net operating losses relating to the legal merger of Arcelor and Mittal Steel and other net tax expense of 171, mainly relating to deferred tax assets not recognized for losses of the year.

During 2004, the Mexican Operating Subsidiary, in two separate transactions, transferred shares of two of its subsidiaries and realized capital losses for tax purposes of approximately 755 and 668, respectively. At December 31, 2005, deferred tax assets of 226 related to the capital loss of 755 were recognized based on the decision of the Mexican federal court to allow utilization of such capital loss against operating income.

At ArcelorMittal Lázaro Cárdenas, the Mexican federal court approved a petition in 2006 to utilize a 668 loss against operating income. Since the loss was incurred in 2004 and was denominated in Mexican pesos, fluctuations in currency exchange rates along with annual inflationary adjustments resulted in an increase in the U.S. dollar equivalent value of the loss from 668 to 729. Accordingly, a deferred tax asset of 211 was recognized in 2006.

The effects of foreign currency translation of (297) pertain to certain entities with the US dollar as functional currency and the local currency for tax purposes.

The tax deduction in 2006 and 2007 relates to federal governmental incentives granted to CST in Brazil as part of a program to promote the development of the Brazilian northeast region.

The 2006 tax credits are attributable to our Operating Subsidiaries in Spain. They relate to credits claimed on capital gain reinvested in fixed assets and research and development credit.

Other taxes include Secondary Taxation on Companies (“STC”), which is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,267 and 3,013 in 2006 and 2007, respectively, it would be subject to additional taxes of 252 and 274, respectively. STC on dividends declared in 2006 and 2007 were 24 and 67, respectively.

Others of (37) consists of a tax expense of 110, due to a change in Mexican tax law, a tax expense of 92 for deferred tax liabilities recorded on investments, a tax benefit of 193 due to a release of tax liabilities following the finalization of tax audits, and other tax benefits of 46.

Tax agreements

Certain agreements relating to acquisitions and capital investments undertaken by the Company, provides reduced tax rates, or, in some cases exemption from income tax. Such arrangements expire over various fiscal years through 2014.

The net deferred tax benefit recorded directly to equity was 286 as of December 31, 2007 (43 as of December 31, 2006).

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2006	2007	2006	2007	2006*	2007
Intangible assets	121	45	(691)	(665)	(570)	(620)
Property, plant and equipment	528	493	(9,394)	(10,027)	(8,866)	(9,534)
Inventories	222	287	(318)	(364)	(96)	(77)
Available-for-sale	—	—	(28)	(52)	(28)	(52)
Financial instruments	15	222	(41)	(62)	(26)	160
Other assets	201	172	(91)	(151)	110	21
Provisions	1,736	1,828	(450)	(446)	1,286	1,382
Other liabilities	465	651	(99)	(60)	366	591
Tax losses carried forward	2,234	1,659	—	—	2,234	1,659
Tax credits	133	214	—	—	133	214
Untaxed reserves	—	—	(6)	(42)	(6)	(42)

Deferred tax assets / liabilities	5,655	5,571	(11,118)	(11,869)	(5,463)	(6,298)

Deferred tax assets					1,789	1,629
Deferred tax liabilities					(7,252)	(7,927)

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).

Deferred tax assets not recognized by the Company as of December 31, 2006 are as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	9,019	3,079	2,234	845
Tax credits	133	133	133	—
Other tax credits (long-term depreciation)	498	75	—	75
Other temporary differences	13,092	3,579	3,288	291

Total		6,866	5,655	1,211

Deferred tax assets not recognized by the Company as of December 31, 2007 are as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	7,179	2,373	1,659	714
Tax credits	292	292	214	78
Other temporary differences	12,853	4,022	3,698	324

Total		6,687	5,571	1,116

Unrecognized deferred tax assets of 75 on other tax credits (long-term depreciation) as of December 31, 2006 corresponded to long-term depreciation and net capital loss on sale of participations in France. Due to a change in legislation, the tax rate of 15% applied in 2006 decreased to 0% as from January 1, 2007.

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 1,116 as of December 31, 2007 (1,211 as of December 31, 2006). As per December 31,

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

2007, most of these temporary differences relate to tax loss carry forwards attributable to our Operating Subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or tax consolidation it belongs.

At December 31, 2007, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is more likely than not that ArcelorMittal will realize the benefits of the deferred tax assets recognized. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. Investments in our subsidiaries are not expected to reverse in a foreseeable future and therefore capital gains are not anticipated.

Tax loss carry forward

At December 31, 2007, the Company had total estimated net tax loss carry forwards of 7,179.

Such amount includes net operating losses of 2,478 primarily related to Operating Subsidiaries in Canada, Mexico, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2008	65
2009	40
2010	97
2011	40
2012	63
Thereafter	2,173

Total	2,478

The remaining tax loss carry forwards of 4,701 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, Germany, France, Luxembourg and Trinidad and Tobago.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 20: PROVISIONS AND ALLOWANCES

The movements by provision are as follows:

	Balance at December 31, 2005	Additions	Deductions / Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2006
Environmental (see note 23)	442	118	(91)	319	39	827
Asset retirement obligations	198	2	(33)	—	2	169
Restructuring	80	48	(41)	130	(8)	209
Litigation (see note 23)	—	177	(129)	705	(47)	706
Commercial agreements and onerous contracts	—	30	23	—	3	56
Other*	—	98	(241)	680	105	642

	720	473	(512)	1,834	94	2,609

Short-term provisions	109					569
Long-term provisions	611					2,040

	720					2,609

	Balance at December 31, 2006	Additions	Deductions / Releases	Acquisitions	Foreign currency and other movements	Balance at December 31, 2007
Environmental (see note 23)	827	134	(62)	4	(14)	889
Asset retirement obligations	169	19	(26)	6	8	176
Restructuring	209	394	(123)	80	5	565
Litigation (see note 23)	706	289	(182)	36	168	1,017
Commercial agreements and onerous contracts	56	96	(36)	—	18	134
Other*	642	442	(328)	28	35	819

	2,609	1,374	(757)	154	220	3,600

Short-term provisions	569					1,144
Long-term provisions	2,040					2,456

	2,609					3,600

*	Other includes provisions for technical warranties, guarantees as well as other disputes, including provisions for fines and penalties, with authorities.

The provisions will be used in a period of two to four years; for the environmental provisions until 20 years.

The components of the accrued employee termination cost are as follows:

	December 31,
	2006	2007
Opening	72	80
Cash payments	(35)	(61)
Reassessment	35	—
Foreign currency exchange	8	7

Closing	80	26

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following:

	December 31,
	2006	2007
Accrued payroll and employee related expenses	2,238	2,008
Other creditors	4,716	5,267

Total	6,954	7,275

NOTE 22: COMMITMENTS

Operating leases

ArcelorMittal leases various facilities, land and equipment under non-cancellable lease arrangements. In most cases, management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms are presented according to maturity periods as follows:

Less than 1 year	88
1-3 years	210
4-5 years	105
More than 5 years	171

Total	574

Rent expense was 82, 226 and 244 for the years ended December 31, 2005, 2006 and 2007, respectively.

Commitments given

	December 31,
	2006	2007
Purchase commitments	31,274	30,046
Capital commitments	3,297	1,907
Property pledged and guarantees	2,927	3,225
Guarantees on third-party financial loans and credit lines	782	190
Other guarantees	1,406	2,998
Other	190	3,358

Total	39,876	41,724

Commitments received

	December 31,
	2006	2007
Endorsements and guarantees received from non-consolidated companies	486	1,218
Other commitments received	1,839	1,790

Total	2,325	3,008

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Purchase commitments

ArcelorMittal USA entered into various supply agreements and tolling arrangements for services, utilities, natural gas, transportation, industrial gases and certain raw materials.

One of these agreements is an umbrella agreement with Cleveland Cliffs Inc., dated March 1, 2007, that covers significant price and volume matters under three separate pre-existing iron ore pellet supply agreements between Cleveland Cliffs Inc. and ArcelorMittal USA’s Cleveland, Indiana Harbor West, Indiana Harbor East and Weirton facilities. Under the terms of the umbrella agreement, the three agreements were modified to aggregate ArcelorMittal USA’s purchases during the years 2006 through and including 2010. During this period, ArcelorMittal USA is obligated to purchase specified minimum tonnages of iron ore pellets on an aggregate basis.

ArcelorMittal South Africa has long-term supply contracts for the supply of iron ore ending June 2011 through June 2026. Under these agreements 9 million tonnes of iron ore are supplied to it per year.

In February 2005, ArcelorMittal Duisburg signed an agreement with ThyssenKrupp Stahl AG for the purchase of between 1.3 - 1.5 million tonnes of hot metal each year for a 20-year term, which started in October 2007. In 2007, ArcelorMittal Duisburg acquired hot metal at a value of approximately 400 and at the end of 2007 still had purchase commitments totaling 8,300 to be realized through 2027, under this agreement.

ArcelorMittal Lázaro Cárdenas has committed through 2010 for the supply of 500,000 tons per year of pellet feed equivalent to approximately 52.

ArcelorMittal Purchasing has entered into contracts through 2012 for the purchase of iron ore (approximately 210 million tons), coking coal (approximately 52.5 million tons), PCI (approximately 10.4 million tons) and coke (approximately 2.5 million tons) at prices to be agreed in accordance with specified formulas, in line with customary international practice for the sale and purchase of these materials.

ArcelorMittal Purchasing has also entered into energy contracts for the purchase of 13.5 TWh based on competitive price formulas as well as freight contracts through 2010 for a total volume of 125 million tons.

Significant Capital Commitments

ArcelorMittal Kryviy Rih has committed to invest at least 500 through 2010, which includes certain innovation, investment and environment-related “undertakings”. As of December 31, 2007 the outstanding commitments under this project totaled 231. Other capital commitments outstanding as orders for fixed asset acquisitions as of December 31, 2007 totaled 138.

ArcelorMittal Ostrava has committed to invest 243, including 20 for environmental investment, from 2003 to 2012. At the end of 2007, capital commitments totaling 137 were still outstanding, of which 42 is to be invested during 2008.

ArcelorMittal Galati has committed to invest approximately 80 in capital expenditures from 2008 through 2011.

Mittal Steel Zenica has committed to invest 135 through 2014 in the Fenix project, under which it is proposed to restart an integrated route (including environmental protection). The company has spent 51 through December 31, 2007 and it is planned that another 58 will be invested in 2008. In addition, Mittal Steel Zenica has commited to invest 26 through 2014.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Temirtau capital commitments as of December 31, 2007 totaled 44. Amount committed for investments of environmental assessments and site restoration is 28 as at December 31, 2007.

ArcelorMittal South Africa has committed to invest 136 through 2009. As part of its strategy; this includes 12 on environmental projects and 63 on relines of the Corex and Midrex plant as well as a blast furnace.

In addition to these specific capital commitments associated primarily with sale purchase agreements at the time of acquisitions, ArcelorMittal entered into various capital commitments for property, plant and equipment in the ordinary course of business.

Property pledged and guarantees

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued in respect of external debt financing.

Guarantees on third party financial loans and credit lines

Guarantees on third-party loans consist of guarantees hedging financial loans and credit lines granted to non-consolidated subsidiaries and investments accounted for using the equity method.

In the ordinary course of its business, ArcelorMittal USA Inc has guaranteed certain debt of its affiliated company amounting to 423.

Other guarantees

Other guarantees consist of documentary credits and letters of credit, sureties, first demand and documentary guaranties, as well as guarantees provided to state authorities such as customs.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and credit lines confirmed to customers but not drawn, and commitments relating to grants.

Other commitments received

Other commitments received include undrawn letter of credit facilities and letter of guarantees, commitments deriving from bills, sureties and guarantees provided by third parties and promises received to buy tangible assets. On December 30, 2005, the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to 800 with a consortium of lenders. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and financial guarantees. The terms of the letter of credit and financial guarantees contain certain restrictions as to duration.

NOTE 23: CONTINGENCIES

This section discusses the principal environmental liabilities of ArcelorMittal and the principal legal actions to which ArcelorMittal is a party.

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties, and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In the cases where quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalties or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, the Company believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2007, ArcelorMittal had established reserves of 889 for environmental liabilities, including 521 in provisions relating to Europe, 210 in provisions relating to the United States, 122 in provisions relating to South Africa, and 36 in provisions related to Canada. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the RCRA. In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s reserves for environmental liabilities include approximately 14 for RCRA Corrective Action, and 22 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires ArcelorMittal to perform a Remedial Facilities Investigation (“RFI”) and ultimately a Corrective Measures Study, to complete corrective measures, and to perform any required post-remedial activities. In 2006, an RFI was conditionally approved by the New York State Department of Environmental Conservation and the EPA. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. The Company expects to execute a Corrective Measure Order on Consent in 2008 for other site remediation activities. The Company has reserved approximately 64 for the undiscounted future cost of performing anticipated remediation and post remediation activities over a period of 15 years or more. The estimate is based on the extent

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

of soil and groundwater contamination identified by the RFI and likely remedial alternative; including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treat systems.

In 1997, Bethlehem Steel, the EPA and the Maryland Department of the Environment agreed to a phased RFI as part of a comprehensive multimedia pollution Consent Decree for investigation and remediation at ArcelorMittal USA’s Sparrows Point, Maryland facility. ArcelorMittal USA assumed Bethlehem Steel’s ongoing obligations under the Consent Decree. In accordance with the Consent Decree, the Company will continue to address closure and post-closure care matters and implement corrective measures associated at Coke Point Landfill, complete a RCRA Corrective Action (Investigation, Remediation and Post Closure Care) on retained properties, and continue operation and maintenance of a remediation system at a former rod and wire mill. ArcelorMittal USA’s reserves for environmental liabilities include 34 for the matters where corrective action costs are probable and can be reasonably estimated. The potential costs, as well as the time frame of possible remediation activities, which ArcelorMittal currently considers probable, relating to the site-wide investigation at Sparrows Point or resulting for a sale of the Sparrows Point Business pursuant to a U.S. Department of Justice Order, cannot be reasonably estimated until more of the investigations and data analysis are completed and the terms and conditions of any sale is defined.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) addressing the transfer of required permits from Bethlehem Steel to ArcelorMittal USA, and providing financial assurance for long-term operation and maintenance of the wastewater treatment facilities associated with these mines. As required by this Consent Order and Agreement, ArcelorMittal USA submitted an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately 20. After the treatment trust is fully funded, the treatment trust will then be used to fund the cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future.

On August 8, 2006, the EPA issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit, ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further proceedings. The EPA also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns, and further discussions are planned.

Europe

Provisions total 521 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (196), Luxembourg (119) and Belgium (157). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds as well as certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Environmental Claims

ArcelorMittal is a party to various legacy environmental claims. As of December 31, 2007, ArcelorMittal had not established reserves for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining 135 Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940’s and then sold the assets of in the early 1950’s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that Indiana Harbor (East) and other potentially responsible parties conduct an investigation of certain areas of potential contamination. Indiana Harbor (East) intends to defend itself fully in this matter. As of December 31, 2007, ArcelorMittal is not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Canada

In March 2004, a group of residents in Nova Scotia brought a potential class action in the Supreme Court of Nova Scotia against various parties, including Mittal Canada, alleging various torts for damage allegedly caused by the steel plant and coke ovens formerly owned and occupied by Dominion Steel and Coal Corporation from 1927 to 1967. ArcelorMittal acquired Mittal Canada in 1994, and the plaintiffs are attempting to establish that Mittal Canada thereby assumed the liabilities of the former occupiers. The plaintiffs seek to have the claim approved as a class action, though the court has not yet issued a decision on this matter. As of December 31, 2007, ArcelorMittal is unable to assess the outcome of these proceedings or to reasonably estimate the amount of liabilities relating to this matter, if any.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2007, ArcelorMittal has established reserves in the aggregate of approximately 175 for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes 113 for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. Recent Brazilian Supreme Court jurisprudence would tend to support the Federal Revenue Service’s position.

In 2003, the Brazilian Federal Revenue Service granted CST a tax benefit for certain investments. CST had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming CST’s entitlement to this benefit. In September 2004, CST was notified of the annulment of these certificates. ArcelorMittal Tubarão has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Revenue issued a tax assessment in this regard for 533 in December 2007. In January 2008, ArcelorMittal Tubarão filed its defense to the tax assessment and is waiting for the decision of the administrative tribunal of first instance. While ArcelorMittal Tubarão is unable to assess with any certainty the timing of this decision, it may be rendered before the end of 2008. A further appeal to the administrative tribunal of second instance would then be possible.

In May 2007, the Brazilian Federal Revenue Service issued a 806 tax assessment to ArcelorMittal Brasil to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, ArcelorMittal Brasil received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be 16. This decision is subject to mandatory review by an administrative court which may modify the decision and has also been appealed by ArcelorMittal Brasil.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998- 2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to 71.2. The various claims are at different stages in the administrative procedure and two cases are in court. ArcelorMittal Brasil is unable reasonably to estimate when any or all of the cases may reach a definitive conclusion.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 56, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

South Africa

ArcelorMittal South Africa is involved in a dispute with the South African Revenue Service in respect of the tax treatment of payments made under a Business Assistance Agreement of 88 in 2003 and 105 in 2004. The parties have agreed to participate in an alternative dispute resolution procedure which has not yet reached conclusion.

Kazakhstan

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (i) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of 1042 and (ii) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of 840, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for 1,042 was not justified and cancelled it, along with related administrative charges of 363. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The Tax Committee may appeal this decision within one year, but has not done so to date. In respect of the tax demand for 840, in February 2008, the Karaganda Court found in favor of the Tax Committee, quantifying the amount due as 840 plus administrative charges of 261. ArcelorMittal Temirtau appealed this decision in February 2008 to the Regional Court of Karaganda. Although the Company is unable to estimate with any certainty when the appeal might be determined, appeals in Kazakhstan are usually decided within two to three months. The Company considers it has no liability in respect of either tax assessment, since its obligation to pay

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

Competition/Antitrust Claims

ArcelorMittal is a party to various Competition/Antitrust Claims. As of December 31, 2007, Mittal Steel has established reserves of approximately 54 in the aggregate for the claims disclosed below:

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of 47. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

As a result of the foregoing decision by CADE, customers of ArcelorMittal Brasil commenced civil proceedings for damages. There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.), and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of prestressed wire and strands steel products, received notice from the European Commission that it was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. The European Commission has not yet notified a Statement of Objections to ArcelorMittal or any of its subsidiaries. The European Commission can impose fines of up to a maximum of 10% of annual revenues of the entity found to be liable for breaches of EU competition law. ArcelorMittal is currently unable to assess the ultimate outcome of the proceedings before the European Commission, the entity that might be found liable or the amount of any fines that may result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it for any matters under the ownership of Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, in which it ordered ArcelorMittal Ostrava to pay approximately 106 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 24.7 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for new investigation and decision. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

In 2004, La Direction Générale de la Consommation et de la Repression des Fraudes (the French competition authority) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case has been referred to the Conseil de la Concurrence (the French competition council), which is now in charge of the investigation procedure. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). ArcelorMittal is currently reviewing the Statement of Objections and evaluating its possible response thereto. Any potential fine that might be imposed will depend on the entity that will ultimately be considered liable for the alleged practices. ArcelorMittal is unable at present to determine the outcome of the investigation or estimate the amount or range of a potential fine that may be imposed.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited alleging that ArcelorMittal South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately 97, other behavioral remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeals, which have been fixed for October 2008.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in its pricing of low carbon wire rod, was referred to the Competition Tribunal. The complainant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2007, ArcelorMittal has established reserves of approximately 39 in the aggregate for the claims disclosed below.

North America

Canada

ArcelorMittal North America Inc. and ArcelorMittal Tubular Products Roman S.A are involved in a dispute with Canadian Natural Resources Limited (“CNRL”). ArcelorMittal has learned that on March 30 and April 3, 2007, CNRL filed complaints in Calgary, Alberta for negligence seeking damages of 56.4 and 25.4 respectively. As of this time, the complaints have not been served on either ArcelorMittal entity. The plaintiff alleges that it purchased defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and ArcelorMittal North America Inc. ArcelorMittal is unable to reasonably estimate the amount of ArcelorMittal North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. ArcelorMittal and other subsidiaries, as purchasers under the Sicartsa SPA, have served notice on Siderurgica Del Pacifico, S.A. de C.V and Conjunto Siderurgico Del Balsas, S.A. de C.V., as sellers under the Sicartsa SPA seeking indemnity for any damages that may be incurred with respect to this claim, since it was not disclosed in connection with the acquisition, and sellers have agreed to indemnify purchasers subject to certain conditions set out in the SPA. The indemnity is limited to 45.

France

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the work-related illness is recognized by the Social Security authorities, the claimant, depending on the circumstances, can also claim in an action for “faute inexcusable” (inexcusable negligence) additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. This has generally been the case to date.

The number of claims outstanding for asbestos exposure at December 31, 2007 was 449, as compared to 421 as at December 31, 2006. The range of amounts claimed for the year ended December 31, 2007 was €7,500 to €615,000 (approximately $11,000 to $905,000). The aggregate costs and settlements for the five month period ended December 31,2006 were €230,000 (approximately $300,000) and $0, respectively. The aggregate costs and settlements for the year ended December 31, 2007 were €350,141 (approximately $515,000) and €1,200 (approximately $2,000) respectively.

The following table provides certain information regarding claims for asbestos exposure:

	in number of cases
	2007	2006(1)
Claims unresolved at beginning of period	421	436
Claims filed	191	17
Claims settled, dismissed or otherwise resolved	(163)	(32)
Claims unresolved at December 31,	449	421

(1)	Represents the period from August 1, 2006 (the date of acquisition of Arcelor) to December 31, 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s disclosure and public statements;

•	The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments since the June 2006 offer;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders;

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger are without merit and that such exchange ratio complied with the requirements of applicable law, was consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

•

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands, and stated in particular that:

•

it had no basis to conclude that the exchange ratio in the second-step merger must be the same as that in the secondary exchange offer component of Mittal Steel’s final offer for Arcelor securities announced on June 25, 2006;

•	it was not aware of any facts or circumstances that led it to question the accuracy of the exchange ratio;

•

it had no basis to conclude that Mittal Steel’s disclosure and public statements regarding the second-step merger and the exchange ratio were not timely and accurate or withheld price-sensitive information, and therefore were constitutive of market manipulation or otherwise incorrect; and

•	the merger exchange ratio was not contrary to Mittal Steel’s public statements on this subject.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Court.

•

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. ArcelorMittal submitted its response to the briefs of the claimants on January 17, 2008.

•

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all the members of the Board of Directors of ArcelorMittal and on the Significant shareholder. The claimants request, among other things (i) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for 7 Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (ii) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of 265 (€180 million).

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2007, ArcelorMittal shipped its products to customers in approximately 170 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon America & Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2007, ArcelorMittal employed approximately 311,000 persons.

A segment is a distinguishable component of the Company that is engaged either in providing particular products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Company’s primary segment is defined as the “business segment”, while its secondary segment is the “geographical segment”.

Business segmentation

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and AM3S (trading and distribution).

•

Flat Carbon Americas represents the flat facilities of the Company located in the American Continent (Canada, Brazil, Mexico, United-States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive, pipe and tubes, construction, packaging, and appliances;

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

•

Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from West (Spain) to East (Romania), and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebars, billets, blooms and wire drawing;

•	AACIS produces a combination of flat and long products and pipes and tubes. Its facilities are located in Asia, Africa and Commonwealth of Independent States (“CIS”);

•	Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America; and

•

ArcelorMittal Steel Solutions and Services (AM3S) is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

The following table summarizes certain financial data relating to our operations in different reportable business segments:

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	AM3S	Others / Elimination**	Total
Year ended December 31, 2005
Sales	11,241	3,676	7,676	9,909	—	—	(4,370)	28,132
Operating income	1,289	367	641	2,335	—	—	97	4,729
Depreciation and impairment	283	174	226	318	—	—	112	1,113
Capital expenditures	304	190	206	479	—	—	2	1,181
Total assets	11,180	3,028	10,283	13,158	—	—	(3,782)	33,867
Total liabilities	2,846	820	7,429	1,646	—	—	5,432	18,173
Year ended December 31, 2006*
Sales	17,585	14,366	13,120	14,388	3,261	5,221	(9,071)	58,870
Operating income	1,912	1,005	1,797	2,584	353	171	(290)	7,532
Depreciation and impairment	641	642	393	447	99	42	60	2,324
Capital expenditures	759	818	577	537	61	62	121	2,935
Total assets	17,293	27,642	21,459	15,947	4,949	4,071	21,320	112,681
Total liabilities	4,881	9,942	6,154	2,743	2,197	2,719	33,571	62,207
Year ended December 31, 2007
Sales	22,895	34,562	23,830	18,229	9,349	16,241	(19,890)	105,216
Operating income	2,987	4,149	3,896	3,184	876	579	(841)	14,830
Depreciation and impairment	1,064	1,400	798	590	275	138	305	4,570
Capital expenditures	1,297	1,742	974	872	263	222	78	5,448
Total assets	19,945	33,421	22,598	11,923	5,564	5,692	34,482	133,625
Total liabilities	6,626	13,181	8,336	4,145	2,278	3,926	33,598	72,090

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

*	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3).
**	Others / Elimination includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

Geographical segmentation

Sales (by destination)

	Year Ended December 31,
	2005	2006	2007
Americas
United States	9,186	15,653	19,560
Canada	1,126	2,668	4,139
Brazil	51	2,058	6,628
Argentina	26	453	1,101
Others	1,170	2,562	3,241

Total Americas	11,559	23,394	34,669

Europe
France	645	4,033	8,989
Spain	—	3,170	7,843
Germany	1,356	4,543	11,629
Romania	2,192	1,840	1,330
Poland	3,118	3,065	4,355
Belgium	106	862	2,181
Italy	481	2,449	5,584
United-Kingdom	250	926	2,731
Turkey	804	1,224	2,057
Others	602	6,444	11,926

Total Europe	9,554	28,556	58,625

Asia & Africa
South Africa	2,448	2,891	4,396
Others	4,571	4,029	7,526

Total Asia & Africa	7,019	6,920	11,922

Total	28,132	58,870	105,216

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Capital expenditures and segment assets per significant country

	Capital expenditures			Segment assets
	For the year ended December 31,			As of December 31,
	2005	2006	2007	2006*	2007
Americas
Brazil	—	347	775	10,803	16,199
United States	275	414	461	10,620	10,333
Canada	11	155	298	7,134	7,941
Mexico	47	49	154	806	3,294
Others	2	36	150	1,702	1,968

Total Americas	335	1,001	1,838	31,065	39,735

Europe
France	24	361	744	14,745	15,513
Luxembourg	—	103	192	11,901	14,134
Belgium	—	100	315	8,370	8,858
Spain	—	204	285	6,957	7,428
Ukraine	—	159	295	6,413	6,764
Poland	154	408	603	4,516	6,155
Germany	19	40	237	5,011	5,744
Czech Republic	54	43	119	1,879	2,969
Romania	126	90	155	1,841	1,980
Italy	—	12	42	839	1,305
Others	14	19	107	1,936	2,666

Total Europe	391	1,539	3,094	64,408	73,516

Asia & Africa
South Africa	245	197	275	4,190	3,931
Kazakhstan	195	141	159	1,933	1,945
Others	15	57	82	1,919	3,232

Total Africa & Asia	455	395	516	8,042	9,108

Unallocated	—	—	—	8,651	11,266

Total	1,181	2,935	5,448	112,166	133,625

*	The 2006 comparative information has been adjusted retrospectively for the finalization of purchase price allocation on Arcelor (see note 3).
**

Segment assets are operational assets, which include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

NOTE 25: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The table below sets forth the unaudited breakdown of the total year-end number of employees by segment for the past two years.

	Year Ended December 31,
	2006	2007
Segment
Flat Carbon Americas	36,700	35,491
Flat Carbon Europe	67,238	68,000
Long Carbon Americas & Europe	40,893	56,462
Asia, Africa, CIS	148,291	123,526
Stainless Steel	11,542	11,570
AM3S	11,560	13,086
Other activities and corporate	3,354	3,331

Total	319,578	311,466

	Year Ended December 31,
	2005	2006	2007
Employee information
Wages and salaries	3,247	6,870	11,221
Pension cost	60	328	611

Total	3,307	7,198	11,832

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2006 and 2007 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2006	2007
Base salary and/or directors fees	$3,760	$4,334
Short-term performance-related bonus	3,288	2,181
Long-term incentives (number of options)	175,000	60,000

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The annual compensation paid to the members of ArcelorMittal’s Board of Directors for services in all capacities in 2006 and 2007 was as follows:

(Amounts in $ thousands except option information)	2006	2007(1)	2006 Short-term Performance Related	2007 Short-term Performance Related	2006 Long-term Number of Options	2007 Long-term Number of Options
Lakshmi N. Mittal	$2,005	$2,001	$1,677	$2,181	100,000	60,000
Aditya Mittal(2)	942	—	1,611	—	75,000	—
Vanisha Mittal Bhatia	23	—	—	—	—	—
Narayanan Vaghul	139	—	—	—	—	—
Ambassador Andrés Rozental(3)	142	—	—	—	—	—
Muni Krishna T. Reddy(4)	119	—	—	—	—	—
René Lopez(5)	82	—	—	—	—	—
Wilbur L. Ross, Jr.	105	—	—	—	—	—
Lewis B. Kaden	123	—	—	—	—	—
François H. Pinault(6)	80	—	—	—	—	—
Joseph Kinsch(7)	—	338	—	—	—	—
José Ramón Álvarez-Rendueles Medina(8)	—	297	—	—	—	—
Sergio Silva de Freitas(9)	—	181	—	—	—	—
Georges Schmit(10)	—	197	—	—	—	—
Edmond Pachura(11)	—	213	—	—	—	—
Michel Angel Marti(12)	—	180	—	—	—	—
Manuel Fernández López (13)	—	163	—	—	—	—
Jean-Pierre Hansen(14)	—	200	—	—	—	—
John Castegnaro(15)	—	180	—	—	—	—
Corporacion JMAC (Antoine Spillmann)(16)	—	163	—	—	—	—
HRH Prince Guillaume de Luxembourg(17)	—	184	—	—	—	—
Romain Zaleski(18)	—	37	—	—	—	—

Total	3,760	4,334	3,288	2,181	175,000	60,000

(1)

The compensation that was paid in 2007 to the former Arcelor Board Members was for their services to Arcelor in 2006. No compensation was paid to the former Mittal Steel Board Members on the ArcelorMittal Board in 2007. Compensation with respect to 2007 will be paid after shareholder approval at the AGM to be held on May 13, 2008. Attendance fees for 2007 amounting to approximately $0.4 million were paid in February 2008.

(2)

Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. His compensation as a Director is included only for the period from January 2006 to October 2006. Mr. A. Mittal did receive compensation , a bonus and options in 2007, however he was no longer a member of the Board of Directors.

(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(5)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(7)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Kinsch was paid as Chairman of Arcelor’s Board of Directors in 2006.
(8)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Álvarez-Rendueles Medina was paid as Vice-Chairman of Arcelor’s Board of Directors in 2006.
(9)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Silva de Freitas was paid as an Arcelor Board Member in 2006.
(10)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Schmit was paid as an Arcelor Board Member in 2006.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

(11)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Pachura was paid as an Arcelor Board Member in 2006.
(12)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Marti was paid as an Arcelor Board Member in 2006.
(13)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Fernández López was paid as an Arcelor Board Member in 2006.
(14)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Hansen has was as an Arcelor Board Member in 2006.
(15)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006. Mr. Castegnaro was paid as an Arcelor Board Member in 2006.
(16)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006. HRH Prince Guillaume de Luxembourg was paid as an Arcelor Board Member in 2006.
(18)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned on March 5, 2008.

As of December 31, 2006 and 2007, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2007, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following table provides a summary of the options outstanding and the exercise of the options granted to ArcelorMittal’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	60,000	500,000	$23.86
Aditya Mittal(1)	7,500	7,500	25,000	75,000	75,000		190,000	25.78
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—
Narayanan Vaghul(3)	—	—	—	—	—	—	—	—
Ambassador Andrés Rozental(4)(5)	—	—	—	—	—	—	—	—
Muni Krishna T. Reddy(8)	—	—	—	—	—	—	—	—
René Lopez(6)	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—
François H. Pinault(7)	—	—	—	—	—	—	—	—
Joseph Kinsch(8)	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(9)	—	—	—	—	—	—	—	—
Sergio Silva de Freitas(10)	—	—	—	—	—	—	—	—
Georges Schmit(11)	—	—	—	—	—	—	—	—
Edmond Pachura(12)	—	—	—	—	—	—	—	—
Michel Angel Marti(13)	—	—	—	—	—	—	—	—
Manuel Fernández López(14)	—	—	—	—	—	—	—	—
Jean-Pierre Hansen(15)	—	—	—	—	—	—	—	—
John Castegnaro(16)	—	—	—	—	—	—	—	—
Antoine Spillmann(17)	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg(18)	—	—	—	—	—	—	—	—
Romain Zaleski(19)	—	—	—	—	—	—	—	—
Total	87,500	87,500	105,000	175,000	175,000	60,000	690,000	$24.39
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	$64.30	—	—
Term (in years)	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	—	—

(1)

Mr. A. Mittal resigned from ArcelorMittal’s Board of Directors on October 30, 2006, but continued in his role as Chief Financial Officer of ArcelorMittal. Mr. A Mittal did receive options in 2007, but was no longer a member of the Board of Directors.

(2)	Mr. Vaghul exercised all his vested options in 2005.
(3)	Mr. Rozental resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(4)	Mr. Rozental exercised the majority of his vested options in 2005, except for 3,333 options granted in 2002 which were exercised in 2006.
(5)	Mr. Reddy resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(6)	Mr. Lopez resigned from ArcelorMittal’s Board of Directors on October 30, 2006.
(7)	Mr. Pinault was elected to ArcelorMittal’s Board of Directors on June 30, 2006.
(8)	Mr. Kinsch was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(9)	Mr. Álvarez-Rendueles Medina was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(10)	Mr. Silva de Freitas was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(11)	Mr. Schmit was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(12)	Mr. Pachura was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(13)	Mr. Marti was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(14)	Mr. Fernández López was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(15)	Mr. Hansen was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(16)	Mr. Castegnaro was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(17)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(18)	HRH Prince Guillaume de Luxembourg was elected to ArcelorMittal’s Board of Directors on October 30, 2006.
(19)	Mr. Zaleski was elected to ArcelorMittal’s Board of Directors on October 30, 2006, and resigned from the Board on March 5, 2008.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The total annual compensation of ArcelorMittal’s senior management for 2007 was 17 in base salary and 23 in short-term performance related bonuses. As of December 31, 2007, approximately 2.0 was accrued by ArcelorMittal to provide pension benefits to its senior management. During 2007, no loans or advances to ArcelorMittal’s senior management were outstanding. As of December 31, 2006, no loan was outstanding.

In 2006, Arcelor granted 217,146 options to its senior management at an exercise price of €34.43. All of these options have been converted into options under the ArcelorMittal Global Stock Option Plan. Options were granted to senior management for 2006 in accordance with the Arcelor Stock Option Plan and in 2006 and 2007 in accordance with the ArcelorMittal Global Stock Option Plan, both described below. Future stock options will be granted under the ArcelorMittal Stock Option Plan.

NOTE 26: SUBSEQUENT EVENTS

On January 8, 2008, ArcelorMittal announced the signing of a memorandum of understanding with Société Nationale Industrielle et Minière (SNIM), Mauritania, to jointly develop a large iron ore mining project, using the El Agareb iron ore resource in Mauritania.

On January 9, 2008, ArcelorMittal announced that it had entered a definitive agreement to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. The purchase forms part of ArcelorMittal’s strategy to strengthen its welded steel pipes business in South America. Unicon supplies the Oil & Gas and Industrial & Construction sectors both domestically and overseas. The transaction is subject to regulatory approval.

On January 16, 2008, ArcelorMittal announced it had begun informational sessions and consultations with employee representatives regarding a reorganization plan for its wire rod operations in Gandrange (Lorraine, France) and in other European locations.

On January 31, 2008, ArcelorMittal announced that it had signed agreements to acquire three coal mines and associated assets in Russia for a total consideration of $720 million. The Company will acquire a 97.59% stake in the Berezovskaya Mine together with a 99.35% stake in the Pervomayskaya Mine from OAO Severstal in Russia. Both mines produce coking coal and are located in the Kemerovo region in Russia. As part of the agreement, ArcelorMittal will also acquire the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. Annual production from the three operating mines—which have a combined estimated capacity of more than 140 million tons—is 3.14 million tons RoM in 2007. The Zhernovskaya-3 coal deposit has an additional estimated reserve of 46 million tons. The transaction is subject to regulatory approval.

On February 1, 2008, ArcelorMittal announced the results of its cash tender offer to acquire the 35.5% of outstanding shares in Acindar that it did not already own. ArcelorMittal announced that the cash tender offer for the Acindar shares had achieved a 98.6% participation rate.

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A, the only major long carbon steel company in Costa Rica, that it did not already own. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebars and merchant bar quality, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

On February 5, 2008, ArcelorMittal announced the completion of its mandatory cash tender offer to shareholders in China Oriental Group Company Limited (“China Oriental”), which it had launched on December 14, 2007. ArcelorMittal had previously entered into a shareholders’ agreement with the controlling shareholders of China Oriental regarding their shareholdings in and the management of China Oriental, and in December 2007, ArcelorMittal entered into a business cooperation agreement with China Oriental and its subsidiaries. The transaction is subject to formal governmental approval. Prior to the offer, ArcelorMittal, together with its concert parties, held approximately 73% of the existing issued share capital of China Oriental. At the completion of the offer, ArcelorMittal, together with its concert parties, increased their aggregate holding to approximately 92.1%. In consequence, China Oriental’s public float fell below the 25% minimum public float requirement of the Hong Kong Stock Exchange listing rules. Pending restoration to the required levels, trading in the shares of China Oriental on the Hong Kong Stock Exchange was suspended on February 5, 2008.

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority of the Egyptian Ministry of Trade and Industry to construct a steel plant in Egypt. Under the terms of the license, the plant will produce 1.6 million tons of steel using DRI technology, and 1.4 million tons of steel using DRI technology and 1.4 million tons of billets through an electric arc furnace route.

On March 6, 2008, ArcelorMittal announced that Romain Zaleski had resigned from its Board of Directors. Mr. Zaleski joined the Board of Directors of ArcelorMittal in October 2006. Mr. Zaleski indicated his sole reason for resigning was to pursue other commercial interests in the steel sector.

On March 7, 2008, the Brazilian mining company Vale, the world’s largest iron ore producer, announced that it had agreed with ArcelorMittal to price increases of 65 percent for iron ore, as well as a premium for higher-quality Carajas ore, in line with price increases agreed with other steel makers. Vale cited the continuity of very tight conditions still prevailing in the global iron market as the reason for this increase.

On March 13, 2008, ArcelorMittal announced that it had commenced legal action in the Ontario Superior Court in order to require U.S. Steel Canada and Cleveland Cliffs to comply with their commitments to sell their respective interests in Wabush Mines, an iron ore and pellet producer in northeastern Canada, to Dofasco, which held a right of first refusal over such interests. ArcelorMittal had previously entered into an agreement with U.S. Steel Canada and Cleveland Cliffs for the sale of their interests in Wabush Mines but on March 4, 2008, both sellers announced they had repudiated the sale agreement.

On March 17, 2008, ArcelorMittal announced that the price offered in the delisting tender offer for all shares of ArcelorMittal Inox Brasil would be reduced to R$94.55 per common share and R$94.00 per preferred share plus interest at the rate of the Brazilian base savings account rate plus 6% per year from February 28, 2008 until the offer auction date, April 4, 2008. At the current exchange rate, this transaction will represent a cash disbursement of up to approximately $1.8 billion.

NOTE 27: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes (see note 14), and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. The Senior Secured Notes were originally secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis), the Issuer (ArcelorMittal Services LLC), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007. Each of the guarantors are 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes (see note 14) on a joint and several basis.

Condensed consolidating statements of income for the year ended December 31, 2005

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	9,087	19,179	(134)	28,132
Cost of sales (including depreciation and impairment)	—	2	8,004	14,439	(104)	22,341
Selling, general and administrative	84	—	208	821	(51)	1,062

Operating income (loss)	(84)	(2)	875	3,919	21	4,729
Other income (expense)—net	44	—	133	67	(30)	214
Income from equity method investments	3,317	—	57	29	(3,317)	86
Financing costs—net	25	1	(285)	(94)	—	(353)

Income before taxes	3,302	(1)	780	3,921	(3,326)	4,676
Income tax (benefit) expense—net	1	—	223	657	—	881

Net income (loss) before minority interest	3,301	(1)	557	3,264	(3,326)	3,795
Minority Interest	—	—	—	(494)	—	(494)

Net income (loss) attributable to equity holders of the parent	3,301	(1)	557	2,770	(3,326)	3,301

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(2,042)	(1)	503	5,401	13	3,874

Investing activities:
Purchases of property, plant and equipment	—	—	(271)	(910)	—	(1,181)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(4,186)	—	—	(5,439)	3,843	(5,782)
Investment in companies accounted for under equity method	—	—	—	(338)	—	(338)
Other investing activities (net)	—	—	(1,464)	1,252	1	(211)

Net cash provided by (used in) investing activities	(4,186)	—	(1,735)	(5,435)	3,844	(7,512)

Financing activities:
Proceeds from short-term debt	6,611	—	375	(5,308)	—	1,678
Proceeds from long-term debt, net of debt issuance costs	—	1	1,979	8,318	(1,980)	8,318
Payments of short-term debt	—	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt	(2,010)	—	(795)	65	—	(2,740)
Sale of treasury stock for stock option exercises	6	—	—	(3)	—	3
Dividends paid	(212)	—	—	(1,880)	—	(2,092)
Other financing activities (net)	1,871	—	—	3	(1,885)	(11)

Net cash provided by (used in) financing activities	6,266	1	1,199	(252)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	—	(33)	(461)	(4)	(460)
Cash and cash equivalents:
At the beginning of the year	12	—	42	2,437	4	2,495

At the end of the year	50	—	9	1,976	—	2,035

Condensed consolidating statements of income for the year ended December 31, 2006

	Parent Company[1]	Issuer	Guarantors	Non-guarantors[1]	Consolidating Adjustments	ArcelorMittal - Consolidated[1]
Sales	—	—	12,860	51,878	(5,868)	58,870
Cost of sales (including depreciation and impairment)	—	—	11,430	42,773	(5,825)	48,378
Selling, general and administrative	157	—	300	2,700	(197)	2,960

Operating income (loss)	(157)	—	1,130	6,405	154	7,532
Other income (expense)—net	125	—	—	2,835	(2,911)	49
Income from equity method investments	5,522	—	71	186	(5,478)	301
Financing costs—net	(243)	(4)	(236)	2,980	(3,151)	(654)

Income before taxes	5,247	(4)	965	12,406	(11,386)	7,228
Income tax (benefit) expense—net	—	(2)	350	776	(2)	1,122

Net income (loss) before minority interest	5,247	(2)	615	11,630	(11,384)	6,106
Minority interest	—	—	—	(337)	(522)	(859)

Net income (loss) attributable to equity holders of the parent	5,247	(2)	615	11,293	(11,906)	5,247

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	Parent Company[1]	Issuer	Guarantors	Non-guarantors[1]	Consolidating Adjustments	ArcelorMittal - Consolidated[1]
ASSETS
Current assets:
Cash and cash equivalents	14	1	81	5,924	—	6,020
Restricted cash	66	—	—	54	—	120
Short-term investments	—	—	—	6	—	6
Trade accounts receivable	—	—	874	7,895	—	8,769
Assets held for sale	—	—	—	1,316	—	1,316
Inventories	—	—	3,012	16,467	(239)	19,240
Prepaid expenses and other current assets	4,450	11	(185)	25,092	(25,426)	3,942

Total current assets	4,530	12	3,782	56,754	(25,665)	39,413
Property, plant and equipment—net	—	—	5,487	48,900	186	54,573
Investments accounted for using the equity method	54,893	90	558	42,673	(94,758)	3,456
Other assets	3,417	428	151	19,581	(8,338)	15,239

Total assets	62,840	530	9,978	167,908	(128,575)	112,681

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	—	—	87	1,643	3,192	4,922
Trade accounts payable and other	17	—	855	10,464	6	11,342
Accrued expenses and other current liabilities	4,099	11	963	19,271	(16,048)	8,296

Total current liabilities	4,116	11	1,905	31,378	(12,850)	24,560
Long-term debt, net of current portion	16,576	427	2,813	27,751	(25,922)	21,645
Deferred employee benefits	—	—	498	5,033	—	5,531
Other long-term obligations	—	4	1,320	9,419	(26)	10,717

Total liabilities	20,692	442	6,536	73,581	(38,798)	62,453

Minority interest	—	—	—	4,059	4,021	8,080
Equity attributable to the equity holders of the parent	42,148	88	3,442	90,268	(93,798)	42,148

Total liabilities and equity	62,840	530	9,978	167,908	(128,575)	112,681

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	2,747	3	607	8,929	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment	—	—	(408)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities of cash acquired	(33,907)	—	32	3,940	24,093	(5,842)
Investment in companies accounted for under equity method	—	—	—	—	—	—
Other investing activities (net)	(66)	—	19	316	(68)	201

Net cash provided by (used in) investing activities	(33,973)	—	(357)	1,729	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	—	9	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	—	90	3,374	(237)	29,910
Payments of short term debt	—	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(2)	(265)	156	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	—	8
Dividends paid	(522)	—	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	—	(12)	(1,551)	(21,622)	(46)

Net cash used by financing activities	31,190	(2)	(178)	(6,671)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(36)	1	72	3,987	(33)	3,991
Effect of exchange rate changes—cash	—	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	—	9	1,943	33	2,035

At the end of the year	14	1	81	5,924	—	6,020

Condensed consolidating statements of income for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	12,663	92,961	(408)	105,216
Cost of sales (including depreciation and impairment)	4	—	11,649	73,708	(408)	84,953
Selling, general and administrative	494	—	354	4,800	(215)	5,433
Other operating Expenses (Income)	(805)	—	(105)	695	215	—

Operating income (loss)	307	—	765	13,758	—	14,830
Income from equity method investments	12,117	—	96	889	(12,117)	985
Financing costs (net)	(2,099)	—	(199)	(561)	1,932	(927)

Income before taxes	10,325	—	662	14,086	(10,185)	14,888
Income tax (benefit) expense:	(43)	—	61	3,020	—	3,038

Net income (loss) before minority interest	10,368	—	601	11,066	(10,185)	11,850
Minority interest	—	—	—	(1,482)	—	(1,482)

Net income (loss) attributable to equity holders of the parent	10,368	—	601	9,584	(10,185)	10,368

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	1	11	7,842	—	7,860
Restricted cash	205	—	—	40	—	245
Trade accounts receivable	34	1	507	8,767	224	9,533
Assets held for sale	—	—	1,296	—	—	1,296
Inventories	—	—	2,510	19,240	—	21,750
Other current assets	2,026	—	796	10,802	(8,980)	4,644

Total current assets	2,271	2	5,120	46,691	(8,756)	45,328
Property, plant and equipment—net	14	—	4,995	56,974	11	61,994
Investments accounted for using the equity method	69,683	90	568	5,173	(69,627)	5,887
Other assets	16,126	429	34	19,938	(16,111)	20,416

Total assets	88,094	521	10,717	128,776	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	—	123	8,595	(11,714)	8,542
Trade accounts payable and other	64	—	819	13,172	(64)	13,991
Liabilities held for sale	—	—	266	—	—	266
Accrued expenses and other current liabilities	49	1	745	7,250	1,365	9,410

Total current liabilities	11,651	1	1,953	29,017	(10,413)	32,209
Long-term debt, net of current portion	19,713	433	2,790	18,519	(19,370)	22,085
Deferred employee benefits	26	—	860	4,873	485	6,244
Other long-term obligations	19	—	1,111	10,422	—	11,552

Total liabilities	31,409	434	6,714	62,831	(29,298)	72,090

Minority interest	—	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	87	4,003	65,537	(69,627)	56,685

Total liabilities and equity	88,094	521	10,717	128,776	(94,483)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	3,938	—	441	12,153	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	—	(450)	(4,990)	—	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	—	—	2	(6,054)	—	(6,052)
Investment in companies accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Other investing activities (net)	(205)	1	(2)	993	—	787

Net cash provided by (used in) investing activities	(403)	1	(450)	(11,057)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt , net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term	(5,642)	—	(134)	(545)	—	(6,321)
Purchase of treasury stock	—	—	—	(2,553)	—	(2,553)
Sale of treasury stock for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—
Others financing activities (net)	—	(1)	73	(157)	—	(85)

Net cash used by financing activities	(2,598)	(1)	(61)	(757)	—	(3,417)

Net increase (decrease) in cash and cash equivalents	937	—	(70)	339	—	1,206
Effect of exchange rate changes—cash	(945)	—	—	1,579	—	634
Cash and cash equivalents:
At the beginning of the year	14	1	81	5,924	—	6,020

At the end of the year	6	1	11	7,842	—	7,860

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014 (see note 14). The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis), the Issuer (ArcelorMittal USA) and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2006 and 2007, and for the years ended December 31, 2005, 2006 and 2007.

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2005

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	9,109	19,179	(156)	28,132
Cost of sales (including depreciation and impairment)	—	7,982	14,441	(82)	22,341
Selling, general and administrative	84	212	821	(55)	1,062

Operating income (loss)	(84)	915	3,917	(19)	4,729
Other income (expense)—net	44	147	67	(44)	214
Income from equity method investments	3,317	9	29	(3,269)	86
Financing costs—net	25	(289)	(93)	4	(353)

Income before taxes	3,302	782	3,920	(3,328)	4,676
Income tax (benefit) expense—net	1	225	657	(2)	881

Net income (loss) before minority interest	3,301	557	3,263	(3,326)	3,795
Minority Interest	—	—	(494)	—	(494)

Net income (loss) attributable to equity holders of the parent	3,301	557	2,769	(3,326)	3,301

Condensed consolidating statements of cash flows for the year ended December 31, 2005

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	(2,042)	473	5,400	43	3,874

Investing activities:
Purchases of property, plant and equipment	—	(271)	(910)	—	(1,181)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(4,186)	37	(5,439)	3,806	(5,782)
Investment in companies accounted for under equity method	—	—	(338)	—	(338)
Other investing activities-net	—	(1,464)	1,252	1	(211)

Net cash provided by (used in) investing activities	(4,186)	(1,698)	(5,435)	3,807	(7,512)

Financing activities:
Proceeds from short-term debt	6,611	375	(5,308)	—	1,678
Proceeds from long-term debt, net of debt issuance costs	—	1,979	8,319	(1,980)	8,318
Payments of short-term debt	—	(360)	(1,447)	—	(1,807)
Payments of long-term debt	(2,010)	(795)	65	—	(2,740)
Sale of treasury stock for stock option exercises	6	—	(3)	—	3
Dividends paid	(212)	—	(1,880)	—	(2,092)
Other financing activities (net)	1,871	—	3	(1,885)	(11)

Net cash provided by (used in) financing activities	6,266	1,199	(251)	(3,865)	3,349

Effect of exchange rate changes on cash	—	—	(175)	4	(171)

Net increase (decrease) in cash and cash equivalents	38	(26)	(461)	(11)	(460)
Cash and cash equivalents:
At the beginning of the year	12	81	2,437	(35)	2,495

At the end of the year	50	55	1,976	(46)	2,035

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2006

	Parent Company[1]	Issuer	Non guarantors[1]	Consolidating Adjustments	ArcelorMittal Consolidated[1]
Net sales	—	12,899	51,787	(5,816)	58,870
Cost of sales (including depreciation and impairment)	—	11,396	42,755	(5,773)	48,378
Selling, general and administrative	157	302	2,698	(197)	2,960

Operating income—loss	(157)	1,201	6,334	154	7,532
Other income (expense)—net	125	—	2,835	(2,911)	49
Income from equity method investments	5,522	—	257	(5,478)	301
Financing costs:	(243)	(236)	2,976	(3,151)	(654)

Income before taxes	5,247	965	12,402	(11,386)	7,228
Income tax (benefit) expense (net)	—	350	774	(2)	1,122

Net income (loss) before minority interest	5,247	615	11,628	(11,384)	6,106
Minority interest	—	—	(337)	(522)	(859)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net income (loss)	5,247	615	11,291	(11,906)	5,247

[1]	As required by IFRS, the 2006 information has been adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor (see note 3)

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2006

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	14	85	5,921	—	6,020
Restricted cash	66	—	54	—	120
Short-term investments	—	—	6	—	6
Trade accounts receivable	—	879	7,890	—	8,769
Assets held for sale	—	—	1,316	—	1,316
Inventories	—	3,003	16,476	(239)	19,240
Prepaid and other current assets	4,450	178	24,740	(25,426)	3,942

Total current assets	4,530	4,145	56,403	(25,665)	39,413
Property, plant and equipment—net	—	5,593	48,794	186	54,573
Investments accounted for using the equity method	54,893	338	42,502	(94,277)	3,456
Other assets	3,417	165	19,995	(8,338)	15,239

Total assets	62,840	10,241	167,694	(128,094)	112,681

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	—	93	1,637	3,192	4,922
Trade accounts payable and other	17	876	10,443	6	11,342
Accrued expenses and other current liabilities	4,099	986	19,259	(16,048)	8,296

Total current liabilities	4,116	1,955	31,339	(12,850)	24,560
Long-term debt	16,576	2,824	28,167	(25,922)	21,645
Shareholder loan	—	—	—	—	—
Deferred employee benefits	—	504	5,027	—	5,531
Other long-term obligations	—	1,363	9,380	(26)	10,717

Total liabilities	20,692	6,646	73,913	(38,798)	62,453

Minority interest	—	—	4,059	4,021	8,080
Equity attributable to the equity holders of the parent	42,148	3,595	89,722	(93,317)	42,148

Total liabilities and equity	62,840	10,241	167,694	(128,094)	112,681

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	2,747	546	8,993	(5,164)	7,122

Investing activities:
Purchases of property, plant and equipment	—	(408)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities of cash acquired	(33,907)	35	3,937	24,093	(5,842)
Investment in associates and joint ventures	—	—	—	—	—
Other investing activities	(66)	37	298	(68)	201

Net cash provided (used) by investing activities	(33,973)	(336)	1,708	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	9	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	90	3,374	(237)	29,910
Payments of short term debt	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(267)	156	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	8
Dividends paid	(522)	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	(12)	(1,550)	(21,622)	(46)

Net cash used by financing activities	31,190	(180)	(6,670)	(18,894)	5,445

Net increase (decrease) in cash and cash equivalents	(36)	30	4,031	(33)	3,991
Effect of exchange rate changes on cash	—	—	(6)	—	(6)
Cash and cash equivalents:
At the beginning of the year	50	55	1,897	33	2,035

At the end of the year	14	85	5,922	—	6,020

Condensed consolidating statements of income for the year ended December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	12,831	92,793	(408)	105,216
Cost of sales (including depreciation and impairment)	4	11,715	73,642	(408)	84,953
Selling, general and administrative	494	361	4,793	(215)	5,433
Other operating Expenses (Income)	(805)	(113)	703	215	—

Operating income	307	868	13,655	—	14,830
Income from equity method investments	12,117	—	985	(12,117)	985
Financing costs—net	(2,099)	(201)	(559)	1,932	(927)

Income before taxes	10,325	667	14,081	(10,185)	14,888
Income tax (benefit) expense—net	(43)	66	3,015	—	3,038

Net income (loss) before minority interest	10,368	601	11,066	(10,185)	11,850
Minority interest	—	—	(1,482)	—	(1,482)

Net income (loss) attributable to equity holders of the parent	10,368	601	9,584	(10,185)	10,368

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	12	7,842	—	7,860
Restricted cash	205	—	40	—	245
Trade accounts receivable	34	523	8,752	224	9,533
Assets held for sale	—	1,296	—	—	1,296
Inventories	—	2,504	19,246	—	21,750
Prepaid expenses and other current assets	2,026	798	10,800	(8,980)	4,644

Total current assets	2,271	5,133	46,680	(8,756)	45,328
Property, plant and equipment—net	14	5,089	56,880	11	61,994
Investments in associates	69,683	721	5,110	(69,627)	5,887
Other assets	16,126	38	20,363	(16,111)	20,416

Total assets	88,094	10,981	129,033	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	131	8,587	(11,714)	8,542
Trade accounts payable and other	64	848	13,143	(64)	13,991
Liabilities held for sale	—	266	—	—	266
Accrued expenses and other current liabilities	49	769	7,227	1,365	9,410

Total current liabilities	11,651	2,014	28,957	(10,413)	32,209
Long-term debt	19,713	2,800	18,942	(19,370)	22,085
Deferred employee benefits	26	863	4,870	485	6,244
Other long-term obligations	19	1,114	10,419	—	11,552

Total liabilities	31,409	6,791	63,188	(29,298)	72,090

Minority interest	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	4,190	65,437	(69,627)	56,685

Total liabilities and equity	88,094	10,981	129,033	(94,483)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(successor entity of Mittal Steel Company N.V.)

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	3,938	450	12,144	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	(453)	(4,987)	—	(5,448)
Proceeds from sale of assets and investments including associates and joint ventures	—	22	(6,074)	—	(6,052)
Investment in associates and joint ventures	(190)	33	(1,039)	—	(1,196)
Other investing activities	(205)	(42)	1,034	—	787

Net cash provided (used) by investing activities	(403)	(440)	(11,066)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	5,848	—	5,848
Proceeds from long-term debt, net of debt issuance costs	2,265	—	769	—	3,034
Payments of short term debt	—	(2)	(1,124)	—	(1,126)
Payments of long-term	(5,642)	(154)	(525)	—	(6,321)
Sale of treasury stock for stock option exercises	55	—	—	—	55
Purchase of treasury stock	—	—	(2,553)	—	(2,553)
Dividends paid	(1,828)	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	(2,552)	—
Others financing activities (net)	—	73	(158)	—	(85)

Net cash used by financing activities	(2,598)	(83)	(736)	—	(3,417)

Net increase (decrease) in cash and cash equivalents	937	(73)	342	—	1,206
Effect of exchange rate changes on cash	(945)	—	1,579	—	634
Cash and cash equivalents:
At the beginning of the year	14	85	5,921	—	6,020

At the end of the year	6	12	7,842	—	7,860

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: March 19, 2008

EXHIBIT INDEX

Exhibit Number	Description

1.1.	Amended and Restated Articles of Association of ArcelorMittal dated November 5, 2007 and published in the Mémorial C (Official Gazette) on November 13, 2007.

2.1.*	ArcelorMittal Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference herein).

4.1.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.2.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.3.*	Agreement dated November 30, 2006 among ArcelorMittal (formerly known as Mittal Steel Company N.V.), the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein (filed as Exhibit 10.2 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-14666), and incorporated by reference herein).

4.4.	Confirmation of extension of revolving credit facility under the Agreement dated November 30, 2006.

4.5.	Novation Agreement dated December 10, 2007 among ArcelorMittal, ArcelorMittal Finance and the Facility Agent named therein.

4.6.*	Merger Agreement between ArcelorMittal and Mittal Steel Company N.V., dated May 2, 2007 (included as Annex A to the proxy statement/prospectus forming a part of ArcelorMittal’s registration statement on Form F-4 (Reg. No. 333- 144169) filed with the Commission on June 29, 2007, and incorporated by reference herein).

4.7.*	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of Arcelor’s registration statement on Form F-4 (Reg. No. 333- 146371) filed with the Commission on September 28, 2007, and incorporated by reference herein).

4.8	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 18 million shares.

4.9	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 7 million shares.

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

15.2.	Consent of Deloitte Accountants B.V. (Mittal Steel Company N.V. and subsidiaries).

15.3.	Consent of KPMG Audit S.à r.l. (Arcelor Subsidiaries).

*	Previously filed.