Form 20-F
period 2008-12-31
ArcelorMittal
filed 2009-02-20
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-146371

ARCELORMITTAL

(Exact name of Registrant as specified in its charter)

ARCELORMITTAL

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

Henk Scheffer, Company Secretary, 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Fax: 011 352 4792 89 3769

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

1,448,826,347

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions and Terminology

Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our” and “the Company” or similar terms are to ArcelorMittal, formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. ArcelorMittal’s principal subsidiaries, categorized by operating segment and location, are listed below.

All references herein to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006.

For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA Inc.	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc	ArcelorMittal Mines Canada	Canada

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	Arcelor Steel Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe SA	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange SA	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Hochfeld GmbH	ArcelorMittal Hochfeld	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	Sicartsa	Mexico
ArcelorMittal Madrid S.L.	ArcelorMittal Madrid	Spain
ArcelorMittal Montreal Inc	ArcelorMittal Montreal	Canada
ArcelorMittal Olaberría S.L.	ArcelorMittal Olaberría	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Ruhrort GmbH	ArcelorMittal Ruhrort	Germany
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium	AMSB	Belgium

Steel Solutions and Services
ArcelorMittal International Luxembourg SA	ArcelorMittal Luxembourg	Luxembourg

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products and exclude direct reduced iron (DRI), hot metal, coke, etc.;

•	“sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products (a short ton is equal to 907.2 kilograms or 2,000 pounds);

•

“tonnes” or “MT” are to metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated May 13, 2008;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	“gigajoules” are to the equivalent of 1,000,000,000 joules (where joules is a measure of energy);

•	“megajoules” are to the equivalent of 1,000,000 joules (where joules is a measure of energy);

•	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet;

•	“DMTU” or “dmtu” stand for dry metric tonne unit;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars, the official currency of the United States;

•	“AUD$” or “AUD” are to Australian dollars, the official currency of Australia;

•	“C$” or “CAD” are to Canadian dollars, the official currency of Canada;

•	“Rs” are to Indian rupees, the official currency of India;

•	“HK$” are to Hong Kong dollars, the official currency of Hong Kong;

•	“CNY” are to Chinese yuan, the official currency of China;

•

“downstream” are to finishing operations, for example in the case of flat products, the process after the production of hot rolled coil/plates, and in case of long products, the process after the production of blooms/billets;

•

“upstream” are to operations that precede downstream steel-making, such as mining, coke, sinter, DRI, blast furnace, blast oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

•	“euro”, “euros”, “EUR” or “€” are to the currency of the European Union member states participating in the European Monetary Union;

•	“number of employees” are to employees on the payroll of the Company;

•	“Significant shareholder” are to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together own approximately 45.63% of ArcelorMittal’s outstanding voting equity as at December 31, 2008;

•	“brownfield project” are to the expansion of an existing operation;

•	“greenfield project” are to the development of a new project;

•	“coking coal” are to coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process;

•

“direct reduced iron” (“DRI”) are to metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production;

•	“energy coal” are to coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal;

•	“metallurgical coal” are to a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection process;

•

“hot briquetted iron” (“HBI”) are to densified direct reduced iron where the densification is carried out at a temperature greater than 650 degrees Celsius. The resultant product has density greater than 5g/cm3. HBI can be used as feedstock for steel production;

•	“BRICET” are to the countries of Brazil, Russia, India, China, Eastern Europe and Turkey;

•	the “Spanish Stock Exchanges” are to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia; and

•	“take or pay” are to an obligation on a customer to pay for an agreed minimum quantity of a commodity even if it fails to “take” that agreed minimum quantity.

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal (of which Mittal Steel Company N.V. is the predecessor) and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2007 and 2008, and the consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2006, 2007 and 2008, which we refer to as the ArcelorMittal Consolidated Financial Statements. The ArcelorMittal Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

ArcelorMittal’s significant acquisitions in 2006, 2007 and 2008 have been accounted for using the purchase method of accounting, with ArcelorMittal as the acquiring entity in accordance with IFRS 3, “Business Combinations”.

Our results of operations and financial conditions as of and for the years ended December 31, 2006 and 2007, and the comparability between them, have been significantly affected by our August 2006 acquisition of Arcelor. For purposes of comparing our 2006 and 2007 results, we have prepared unaudited pro forma financial information for the year ended December 31, 2006 that presents our results of operations as if the acquisition had taken place on January 1, 2006, as described under “Item 5—Operating and Financial Review and Prospects”.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report and the documents incorporated by reference in this annual report contain forward-looking statements based on estimates and assumptions. This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the downturn in the global economy and any protracted global recession or a depression;

•	the risk of a protracted fall in steel prices or of price volatility;

•	the risk that excessive capacity may hamper the steel industry’s recovery and prolong the downward cycle;

•	any volatility or increases in the cost, or shortages in the supply, of raw materials, energy and transportation;

•	the risk that unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability;

•	the risk that national trade restrictions could reduce or eliminate ArcelorMittal’s access to steel markets;

•	the risk that developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position;

•	increased competition from other materials, which could significantly reduce market prices and demand for steel products;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•

the risk that ArcelorMittal’s high level of indebtedness and the adverse conditions prevailing in global credit markets could make it substantially more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•	ArcelorMittal’s ability to manage its growth;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Mr. Lakshmi N. Mittal, ArcelorMittal’s Chairman of the Board of Directors and Chief Executive Officer;

•	the risk that the earnings and cash flows of ArcelorMittal’s operating subsidiaries may not be sufficient to meet future needs or for planned dividends or share buy-backs;

•

the risk that changes in assumptions underlying the carrying value of certain assets, including as a result of deteriorating market conditions, could result in impairment of tangible and intangible assets, including goodwill;

•

the risk that significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements;

•	risks relating to ArcelorMittal’s mining operations;

•	the risk that non-fulfillment or breach of transitional arrangements may result in the recovery of aid granted to some of ArcelorMittal’s subsidiaries;

•	ArcelorMittal’s ability to fund under-funded pension liabilities;

•	the risk of labor disputes;

•	economic policy risks and uncertainties in the countries in which it operates or proposes to operate;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which ArcelorMittal conducts business;

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to ArcelorMittal’s operations;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting ArcelorMittal’s operations;

•	the risk of potential liabilities from investigations and litigation regarding antitrust matters;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates;

•	the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets; and

•	the risk that U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.

These factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of its predecessor company Mittal Steel Company N.V., as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the ArcelorMittal Consolidated Financial Statements, including the notes thereto, included elsewhere herein.

Statement of Income Data

(Amounts in $ millions except per share data and percentages)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Sales(1)	$20,612	$28,132	$58,870	$105,216	$124,936
Cost of sales (including depreciation and impairment)(2)(3)	14,422	22,341	48,378	84,953	106,110
Selling, general and administrative	676	1,062	2,960	5,433	6,590
Operating income	5,514	4,729	7,532	14,830	12,236
Operating income as percentage of sales	26.80%	16.80%	12.80%	14.10%	9.79%
Other income—net	1,143	214	49	—	—
Income from investments in associates and joint ventures	149	86	301	985	1,653
Financing costs—net	(214)	(353)	(654)	(927)	(2,352)
Income before taxes	6,592	4,676	7,228	14,888	11,537
Net income (including minority interest)	5,625	3,795	6,106	11,850	10,439
Net income attributable to equity holders of the parent	5,210	3,301	5,247	10,368	9,399
Basic earnings per common share(4)	$8.10	$4.80	$5.31	$7.41	$6.80
Diluted earnings per common share(4)	$8.10	$4.79	$5.30	$7.40	$6.78
Dividends declared per share(5)	—	$0.30	$0.50	$1.30	$1.50

Balance Sheet Data

(Amounts in $ millions except share data)
	As of December 31,
	2004	2005	2006	2007	2008
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146	$8,105	$7,587
Property, plant and equipment	11,058	19,045	54,573	61,994	60,755
Total assets	21,692	33,867	112,681	133,625	133,088
Short-term debt and current portion of long-term debt	341	334	4,922	8,542	8,409
Long-term debt, net of current portion	1,639	7,974	21,645	22,085	25,667
Net assets	11,079	15,457	50,228	61,535	59,230
Basic weighted average common shares outstanding (millions)	643	687	988	1,399	1,383
Diluted weighted average common shares outstanding (millions)	643	689	989	1,401	1,386

Other Data

(Amounts in $ millions except volume data)
	For the year ended December 31,
	2004	2005	2006	2007	2008
Net cash provided by operating activities	$4,300	$3,874	$7,122	$16,532	$14,652
Net cash (used in) investing activities	(656)	(7,512)	(8,576)	(11,909)	(12,428)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445	(3,417)	(2,132)
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620	116,415	103,326
Total shipments of steel products (thousands of tonnes)(6)	35,067	44,614	78,950	109,724	101,691

(1)	Including $2,235 million, $2,339 million, $3,847 million, $4,767 million and $6,411 million of sales to related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively. (See note 13 to the ArcelorMittal Consolidated Financial Statements.)
(2)	Including $1,021 million, $914 million, $1,740 million, $2,408 million and $2,391million of purchases from related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(3)	Including depreciation and impairment of $734 million, $1,113 million, $2,324 million, $4,570 million and $6,100 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(4)	Earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented, considering retroactively the shares issued by Mittal Steel in connection with its acquisition of LNM Holdings N.V. in 2004.
(5)	This does not include the dividends declared in 2004 by LNM Holdings prior to its acquisition by Ispat International (a predecessor entity of Mittal Steel).
(6)	Shipment volumes of steel products for the operations of the Company include certain inter-company shipments.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Steel Industry

The downturn in the global economy that accelerated during the second half of 2008 has caused a sharp reduction in worldwide demand for steel, and a protracted global recession or a depression would have a material adverse effect on the steel industry and ArcelorMittal.

ArcelorMittal’s activities and results are affected by international, national and regional economic conditions. Starting in September 2008, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, has sharply reduced demand for steel products. This has had, and continues to have, a pronounced negative effect on ArcelorMittal’s business and results of operations.

If global macroeconomic conditions continue to deteriorate, the outlook of steel producers will worsen further. In particular, a significant and prolonged recession or depression in the United States and Europe, or significantly slower growth or the spread of recessionary conditions to emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would exact a heavy toll on the steel industry. Continued financial weakness among substantial consumers of steel products, such as the automotive industry (to which ArcelorMittal shipped approximately 15.2 million tonnes of steel in 2008) and the construction industry, or the bankruptcy of any large companies in such industries, would exacerbate the negative trend in market conditions. Despite ArcelorMittal’s size and global breadth, protracted declines in steel consumption caused by poor economic conditions in one or more of its major markets or by the deterioration of the financial condition of its key customers would have a material adverse effect on demand for its products and hence on its results.

The Company has announced and is implementing a variety of measures in response to the market downturn and the worldwide collapse in demand for steel products. These include: postponing target completion dates for the realization of previously announced shipment growth objectives; implementing a series of cost-reduction and productivity improvement measures in view of achieving $5 billion in cost savings over the next five years; implementing temporary cuts in steel production of up to 40-45% globally in order to seek to accelerate inventory reduction; and targeting a $10 billion reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) by the end of 2009. See “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives in Response to Changing Market Conditions” and “Item 5—Operating and Financial Review and Prospects— Liquidity & Capital Resources”. These initiatives may not prove sufficient, in terms of cost-reduction or in realigning ArcelorMittal’s production levels with reduced demand, to maintain ArcelorMittal’s profitability going forward.

A protracted fall in steel prices would have a material adverse effect on the results of ArcelorMittal, as could price volatility.

Steel prices are volatile and the global steel industry has historically been cyclical. After rising during 2007 and through the summer of 2008, steel prices in global markets fell sharply beginning in the late summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including ArcelorMittal, as a result of lower revenues and writedowns of finished steel products and raw material inventories.

Steel prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are the significant markets for ArcelorMittal’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although prices are expected to stabilize at some point, the timing and extent of price recovery or return to prior levels cannot be predicted. An eventual rebound in steel prices will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the steel industry have historically been unpredictable. If the downturn in steel prices were to be protracted, this would materially and adversely affect ArcelorMittal’s revenues and profitability including through possible further writedowns of steel product and raw materials inventories.

See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations.”

Excess capacity, resulting in part from expanded production in China and other developing economies in recent years, may hamper the steel industry’s recovery and prolong the downward cycle.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered from substantial over-capacity, and it is possible in the context of the current downturn that global production levels will fail to adjust fully to rapidly falling demand or that production increases will outstrip demand increases in the early stages of recovery, resulting in an extended period of depressed prices and industry weakness.

ArcelorMittal has already made significant production cuts in response to the current economic crisis, as have other steel producers. ArcelorMittal also expects that consolidation in the steel sector in recent years should, as a general matter, help producers to maintain more consistent performance through the down cycle by preventing fewer duplicate investments and increasing producers’ efficiency, economies of scale and bargaining power with customers and suppliers. In the context of a severe and/or protracted economic downturn, however, the chronic overcapacity that plagued the industry during the period from 1973 to 2000 may re-emerge.

As demand for steel has surged in China, India and other emerging markets, steel production capacity in these markets has also surged, and China is now the largest worldwide steel producing country by a significant margin. In 2006, China became a net exporter of steel, exerting downward pressure on steel prices in the European and U.S. markets in that year, though its exports then slowed in 2007. In the second half of 2008, capacity expansion in the Chinese mills slowed and capacity utilization rates declined, resulting in decreased exports. In the future, however, any significant excess capacity in China and increased exports by Chinese steel companies would weigh on steel prices in many markets.

Volatility in the prices of raw materials, energy and transportation, including mismatches between trends in prices for raw materials and steel, as well as limitations on or disruptions in the supply of raw materials, could adversely affect ArcelorMittal’s profitability.

Steel production requires substantial amounts of raw materials and energy, including iron ore, coking coal and coke, scrap, electricity and natural gas. In recent years, and particularly in 2006, 2007, and through the first half of 2008, there was a sharp rise in the prices of a number of commodities essential for the process of steel-making. In particular, the annual benchmark price of iron ore rose 65% in 2008 due, among other things, to the dynamics of supply (concentration in the mining industry) and demand (including the surge in Chinese demand). Spot prices of iron ore have decreased sharply as a result of the global economic downturn and lower steel demand, and at year-end 2008 were 57% lower than they were in June 2008. The prices of coking coal, zinc and nickel, as well as scrap, have also decreased substantially during the last few months.

The availability and prices of raw materials may be negatively affected by, among other factors, new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations; and the availability and cost of transportation. The raw materials industry is highly concentrated and producers possessed substantial pricing power during the recent periods of high demand. Although ArcelorMittal has substantial captive sources of iron ore and coal from its own mines and has new mines under development, it also obtains a substantial portion of its raw materials requirements under long-term supply contracts (including with Brazilian mining company Companhia Vale do Rio Doce, now known as Vale). Any prolonged interruption in the supply of raw materials or energy, or substantial volatility in their costs that steel companies are not able to pass on to customers, could adversely affect the business, financial condition, results of operations or prospects of ArcelorMittal and other steel companies.

In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant volatility in oil prices. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas and dependent on having access to reliable supplies.

Although the prices of raw materials have recently dropped along with the price of steel, and these prices are as a general matter highly correlated, there can be no guarantee that they will continue to move in tandem. In addition, ArcelorMittal sources a substantial portion of its raw materials through contracts with prices fixed annually, creating the risk of adverse differentials between its own production cost and steel price trends, such as that which occurred in late 2008 leading to a margin squeeze as well as provisions for certain raw material supply contracts. Moreover, if raw materials and energy prices rise significantly (whether due to scarcity of supply or other reasons) but prices for steel do not increase commensurately, it would have a negative effect on ArcelorMittal’s business, financial condition and results of operations or prospects.

Unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability.

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies. As a consequence of the current global financial crisis, there is a risk of increased unfairly-traded steel imports into North America, Europe, and other markets in which ArcelorMittal produces and sells its products. Such imports could have the effect of reducing prices and demand for ArcelorMittal products.

See “Item 4B—Information on the Company—Business Overview—Government Regulations”.

National trade restrictions could reduce or eliminate ArcelorMittal’s access to steel markets.

ArcelorMittal has international operations and makes sales throughout the world and therefore its businesses have significant exposure to the effects of trade actions and barriers. Various countries have in the past instituted, or are currently contemplating the institution of, trade actions and barriers. ArcelorMittal cannot predict the timing and nature of similar or other trade actions. Because of the international nature of ArcelorMittal’s operations, it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could materially and adversely affect ArcelorMittal’s business by reducing or eliminating ArcelorMittal’s access to steel markets.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies operate are highly competitive. Competition, whether from established market participants or new entrants such as exporters of excess capacity from markets such as China, could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

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

ArcelorMittal is subject to stringent environmental laws and regulations that give rise to significant costs and liabilities, including those arising from environmental remediation programs.

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations could be significant. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits, requirements to curtail or suspend operations, and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, there remains a risk that environmental incidents or accidents may occur that may negatively affect its reputation or the operations of the relevant facility.

Compliance with environmental obligations may require additional capital expenditures or modifications in operating practices. For example, U.S. laws and regulations and EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992) and future, more stringent greenhouse gas restrictions and emissions trading schemes, may require changes to the operations of steel facilities, further reductions in emissions and the purchase of emission rights.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities with respect to divested assets and past activities. This may be also the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

Costs and liabilities associated with mining activities include those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances.

ArcelorMittal operations may be located in areas where communities may regard its activities as having a detrimental effect on their natural environment and conditions of life. Any actions taken by such communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

ArcelorMittal is subject to stringent health and safety laws and regulations that give rise to significant costs and liabilities.

ArcelorMittal is subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards regarding, among other things, employee health and safety. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. Such failure to comply could also result in penalties resulting in the loss of key management, which may have a negative impact on ArcelorMittal’s business.

Despite ArcelorMittal’s efforts to comply with health and safety laws and regulations, there remains a risk that health and safety accidents may occur that may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such incidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, or other incidents involving mobile equipment. Such incidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put employees or persons living in the surroundings of sites or mines at risk.

ArcelorMittal may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rates within our workforce in Africa and other regions. Because ArcelorMittal operates globally, ArcelorMittal may be affected by potential avian flu outbreaks in any of the regions in which it operates.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns. For example, following accidents in 2006 and 2007 that resulted in numerous fatalities, the Kazakh government threatened to revoke the operating license of ArcelorMittal Temirtau unless certain additional safety measures are implemented at its facilities. ArcelorMittal is working on improvements agreed upon with the Kazakh government that are not yet completed; therefore the threat to revoke the operating license of ArcelorMittal Temirtau still exists.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which, along with adverse conditions prevailing in global credit markets, could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2008, ArcelorMittal had total debt outstanding of $34.1 billion, consisting of $8.4 billion of short-term indebtedness (including payables to banks and the current portion of long-tem debt) and $25.7 billion of long-term indebtedness. As of December 31, 2008, ArcelorMittal had $7.6 billion of cash and cash equivalents, including short-term investments and restricted cash, and $5.8 billion available to be drawn under existing credit facilities (although $4.2 billion is earmarked under current Company policy as “back-up” for its commercial paper program). Substantial amounts of indebtedness mature in 2009 ($8.4 billion), 2010 (8.1 billion), 2011 ($3.9 billion) and 2012 ($7.7 billion) although ArcelorMittal has recently secured refinancing commitments from banks for two “Forward Start” facilities (i.e., a committed facility to refinance an existing facility upon its maturity) that, if drawn, would effectively extend the maturities of $4.8 billion of lines of credit (drawn and undrawn) to 2012 (from original maturity dates ranging from 2009 to 2011). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

In response to the downturn in the global steel market and difficult credit market conditions, ArcelorMittal is targeting a reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) of $10 billion by the end of 2009. While ArcelorMittal achieved $6 billion of this reduction in the fourth quarter of 2008 (of which a substantial portion resulted from the unwinding of a hedging transaction and gains on an asset disposal), there can be no assurance that it will attain the full amount of the targeted reduction. If the steel market deteriorates further, consequently reducing operating cash flows, ArcelorMittal may come under liquidity pressure, depending in particular on conditions in the credit markets. Credit default swaps on ArcelorMittal debt, although illiquid and driven by technical or speculative factors, have traded at elevated spreads since the fall of 2008, although easing somewhat since early 2009. ArcelorMittal could, in order to increase financial flexibility during a period of reduced availability of credit, implement capital raising measures such as an equity offering or asset disposals, which could in turn create a risk of diluting existing shareholders, receiving relatively low proceeds and/or causing substantial accounting losses (particularly if done in difficult market conditions).

ArcelorMittal’s principal financing facilities—that is, the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 and on March 14, 2008 (the “2005 Credit Facility”), the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”), the €17 billion (approximately $25 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”) and the $4 billion revolving credit facility entered into on May 13, 2008, which was amended on October 23, 2008 (the “$4 Billion Facility”)—contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. These facilities also include financial covenants: a leverage ratio (that must not exceed 3.5 to 1) in the 2005 Credit Facility, the €17 Billion Facility and the $4 Billion Facility; and an interest coverage ratio (that must be greater than 4 to 1) in the Letter of Credit Facility. See “Item 5—Operating and Financial Review and Prospects—–Liquidity and Capital Resources” for a detailed presentation and explanation of these covenants. Failure to comply with these covenants would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities and its guarantees have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under other ArcelorMittal credit facilities. Any possible invocation of these cross-acceleration clauses could cause some or all of the other guaranteed debt to accelerate, exacerbating liquidity pressures. At December 31, 2008, ArcelorMittal’s interest coverage ratio was approximately 12 to 1 and its leverage ratio was approximately 1.1 to 1. Limitations arising from these restrictive and financial covenants in its credit facilities could limit ArcelorMittal’s operating and financial flexibility, including to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments in accordance with current or future policies.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Furthermore, most of ArcelorMittal’s current borrowings are at variable rates of interest and thereby expose ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase). Depending on market conditions, ArcelorMittal may use interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed. As of December 31, 2008, approximately 21% (18% after taking swaps into account) of ArcelorMittal’s outstanding indebtedness was at fixed rates of interest.

ArcelorMittal’s long-term corporate credit rating is currently BBB+ according to Standard & Poor’s Ratings Services and Fitch Ratings and Baa2 according to Moody’s Investor Services. On February 12, 2009, Standard & Poor’s Ratings Services affirmed the Company’s BBB+ long-term corporate credit rating but revised its outlook to negative from stable, citing the current macroeconomic environment and the sharp deterioration of conditions in the steel industry. On February 13, 2009, Moody’s Investor Services issued a credit opinion affirming the Company’s Baa2 rating with a stable outlook, and said its stable outlook reflected its expectations that the steel industry would show signs of recovery during the second quarter of 2009, and the assumption that ArcelorMittal would continue to reduce its debt, lengthen its debt maturity profile and adjust its fixed cost-base to reduced steel demand. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. The ratings agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, or ongoing difficult conditions in the credit markets. Any decline in ArcelorMittal’s credit rating would increase its cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

ArcelorMittal results from a merger of two companies in 2006/2007 and has continued to grow through acquisitions subsequently. The failure to manage the company’s growth and integration could significantly harm ArcelorMittal’s future results and require significant expenditures to address the operational and control requirements of this growth.

ArcelorMittal results from Mittal Steel Company N.V.’s acquisition of Arcelor, a company of approximately equivalent size, in August 2006 and the subsequent merger of the two companies in 2007. Since the completion of these transactions, the combined company has reached significant milestones in its operational integration process, having consolidated support functions, optimized its supply chain and procurement structure, and leveraged research and development services across a larger base, thereby achieving cost savings and revenue synergies, as well as other benefits.

The combined company has continued, as did its predecessor companies, to make numerous and substantial acquisitions and investments, with transactions of approximately $9.7 billion (including cash purchase price, assumed net debt and shares issued at fair market value) completed in 2008. Such growth has entailed significant investment and increased operating costs and has required greater allocation of management resources away from daily operations. In addition, managing this growth has required, among other things, the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations and the adoption of manufacturing best practices, attracting and retaining qualified management and personnel as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of ArcelorMittal—especially in the context of the current difficult economic environment—could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if the continued integration of recent acquisitions is not successful, ArcelorMittal’s operating results may be harmed, it may lose key personnel and key customers, and it may not be able to retain or expand its market position.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder voting.

As of December 31, 2008, Mr. Lakshmi N. Mittal (along with his wife, Mrs. Usha Mittal) own 623,285,000 of ArcelorMittal’s outstanding common shares, representing approximately 45.63% of ArcelorMittal’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to influence significantly the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal could have a material adverse effect on its business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, has for over a quarter of a century contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have a material adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key man life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its common shares or conduct share buy-backs. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends. Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If earnings and cashflows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals or at all.

Changes in assumptions underlying the carrying value of certain assets, including as a result of deteriorating market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill, which is reviewed at least annually) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of income.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See notes 2 and 8 to the ArcelorMittal Consolidated Financial Statements.

If management’s estimates change, the estimate of the fair value of goodwill could fall significantly and result in impairment. While impairment of goodwill does not affect reported cash flows, it does result in a non-cash charge in the consolidated income statement, which could have a material adverse effect on our results of operations or financial position. Based on its impairment review during 2008, the Company recorded $131 million of impairment of goodwill and a $429 million reduction of goodwill. At December 31, 2008, the Company had $13.6 billion of goodwill and $2.5 billion of other intangibles.

The Company also analyzes at each reporting date the recoverable amount of its manufacturing property, plant and equipment based on its value in use, and records an expense to the extent that the recoverable amount is less than the carrying amount. For the year ended December 31, 2008, the Company recorded an impairment loss of $499 million in this respect.

No assurance can be given as to the absence of significant further impairment charges in future periods, particularly if market conditions deteriorate further.

The significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements.

In connection with the acquisition of some of its operating subsidiaries, ArcelorMittal made significant capital expenditure commitments and other commitments under privatization and other major contracts. ArcelorMittal expects to fund these capital expenditure commitments and other commitments primarily through internal sources, but ArcelorMittal can make no assurances that it will be able to generate or obtain sufficient funds to meet these requirements or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of ArcelorMittal. See “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and note 22 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal has also made commitments relating to employees at some of its operating subsidiaries. It has agreed, in connection with the acquisition of interests in these subsidiaries, including the acquisition of Arcelor, that it will not make collective dismissals for certain periods. These periods generally extend for several years following the date of acquisition. The inability to make such dismissals may affect ArcelorMittal’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions in the areas affected, though ArcelorMittal may implement productivity improvement measures by voluntary means when required.

ArcelorMittal may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of ArcelorMittal’s investment and/or the loss of tax and regulatory benefits.

ArcelorMittal’s mining operations are subject to mining risks.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities by making several large upstream acquisitions in 2007 and 2008. Mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

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

Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

ArcelorMittal is at risk of experiencing any or all of these hazards. For example, in September 2006, a methane gas explosion at ArcelorMittal’s Lenina underground mine in Kazakhstan caused 41 fatalities and required a two-day production shutdown to fully investigate the incident. A full investigation was carried out along with the Kazakh Government Commission and production was restarted upon clearance by this Commission. In January 2008, a methane gas explosion at ArcelorMittal’s Abaiskaya underground mine in Kazakhstan resulted in 30 fatalities and a cessation or disruption of operations for six months. On June 2, 2008 a coal and gas explosion caused by an unpredictable geological failure took place at the Tentekskaya mine in Kazakhstan and took the lives of five miners. Since then, the development roadway has been recovered and operations have resumed. The reoccurrence of any of these hazards, or the occurrence of any of those listed above, could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

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

ArcelorMittal has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to transitional arrangements and related rules that determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union. See “Item 4B—Information on the Company—Business Overview—Government Regulations—State Aid”. Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted pursuant to the transitional arrangements that have been breached. The restructurings of the concerned ArcelorMittal companies in Poland and the Czech Republic have been successfully completed. The restructuring process in Romania was completed at the end of 2008 and its results will be assessed thereafter.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries, and the possible need to make substantial cash contributions to pension plans or to pay for healthcare, which may increase in the future, may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2008, the value of ArcelorMittal USA’s pension plan assets was $1,916 million, while the projected benefit obligation was $3,281 million, resulting in a deficit of $1,365 million. At December 31, 2008, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $1,786 million, while the projected benefit obligation was $2,275 million, resulting in a deficit of $489 million. At December 31, 2008, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $566 million, while the projected benefit obligation was $2,316 million, resulting in a deficit of $1,750 million. ArcelorMittal USA also had an underfunded post-employment benefit obligation of $3,238 million relating to life insurance and medical benefits as of December 31, 2008. ArcelorMittal’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $667 million relating to life insurance and medical benefits as of December 31, 2008. ArcelorMittal’s European subsidiaries also had an under-funded post-employment benefit obligation of $591 million relating to life insurance and medical benefits as of December 31, 2008. See note 23 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal’s funding obligations depend upon future asset performance, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than currently estimated amounts. If so, these funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that could disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. ArcelorMittal has experienced strikes and work stoppages at various facilities in recent years, and may experience them again in the future, particularly in light of its plan to reduce costs and production in response to the ongoing economic crisis. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of ArcelorMittal.

ArcelorMittal is subject to economic policy risks and uncertainties in the countries in which it operates or proposes to operate. Any deterioration or disruption of the economic environment and business climate in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

In recent years, many of the countries in which ArcelorMittal operates, or proposes to operate, have implemented measures aimed at improving the business environment and providing a stable platform for economic development. For example, several

Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with or in anticipation of their accession to the European Union. Others, such as Algeria, Liberia and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. ArcelorMittal’s business strategy was developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure in the developing countries in which it invested will continue, thus creating increased demand for ArcelorMittal’s steel products. This trend will not necessarily continue, particularly in light of the recent economic downturn, which is also affecting more developed economies in the United States and Europe.

Risks of widespread insolvency, mass unemployment and the deterioration of various sectors of the economies where ArcelorMittal operates have increased following the global economic downturn. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of physical infrastructure could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal is subject to political, social and legal uncertainties in some of the developing countries in which it operates or proposes to operate. Any disruption or volatility in the political, social or legal environment in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a number of developing countries. Some of the countries in which it currently operates, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political, economic and legal reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. Tensions may increase as a result of the global economic downturn. The political systems in these and other developing countries are vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security than in more developed countries. Moreover ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

ArcelorMittal may experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of the countries in which ArcelorMittal operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

Some transactions involving for example the South African rand, Kazakh tenge, Brazilian real, Argentine peso, Algerian dinar and Ukrainian hryvnia are, or in the past have been, subject to limitations imposed by those countries’ central banks. The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4B—Information on the Company—Business Overview—Government Regulations—Foreign Exchange”.

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

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. ArcelorMittal Point Lisas is located in Trinidad, which is vulnerable to hurricanes. Extensive damage to these facilities or any other major production complexes and staff casualties whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

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

In addition, ArcelorMittal maintains trade credit insurance on receivables from selected customers subject to limits that it believes are consistent with those in the steel industry generally in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. Not all of ArcelorMittal’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

As a result of the economic downturn, which has had a particularly severe impact on certain countries and industries, including the U.S. automobile industry, insurers no longer provide coverage for certain customers or impose trade credit insurance limits that are not sufficient to cover the Company’s full exposure with respect to receivables from certain customers.

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

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications. There could be significant consequential damages resulting from the use of such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products, could leave ArcelorMittal uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

ArcelorMittal is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities and litigation regarding its pricing and marketing practices or other antitrust matters.

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets, and its historically acquisitive growth strategy, ArcelorMittal could be the target of governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects.

ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in December 2008 the French Competition Council imposed a fine of €301.78 million on subsidiaries of ArcelorMittal, concluding that they had agreed with their competitors to fix prices and allocate markets and customers during the 1999 to 2004 period. In January 2009, ArcelorMittal filed an appeal to contest the amount of the fine, but is unable to determine whether the appeal will be successful. Also, in September 2008, Standard Iron Works filed a complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA Inc. and other steel manufacturers, alleging that the defendants conspired since 2005 to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed and have been consolidated with this lawsuit. The defendants have filed a motion to dismiss the complaint. Antitrust proceedings and investigations involving ArcelorMittal and its subsidiaries are also currently pending in Brazil, Europe and South Africa.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have ranged as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. With respect to the pending U.S. federal court litigation, ArcelorMittal could be subject to treble damages. Although ArcelorMittal has established reserves for certain antitrust claims (see “Item 8A—Financial Information—Legal Proceedings—Legal Claims—Competition/Antitrust Claims”), unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its financial performance and financial condition.

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

At December 31, 2008, ArcelorMittal had $751 million recorded as deferred tax assets on its balance sheet. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2008, the amount of future income required to recover ArcelorMittal’s deferred tax assets was approximately $2,540 million at certain operating subsidiaries. For each of the years ended December 31, 2007 and 2008, these operating subsidiaries generated approximately 29% and 62%, respectively, of ArcelorMittal’s consolidated income before tax of $14,888 million and $11,537 million respectively.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. See “Item 5A—Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2008 Compared to Year Ended December 31, 2007—Income Tax”.

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

ArcelorMittal had sales of approximately $124.9 billion, steel shipments of approximately 101.7 million tonnes and crude steel production of approximately 103.3 million tonnes for the year ended December 31, 2008, as compared to sales of approximately $105.2 billion, steel shipments of approximately 109.7 million tonnes and crude steel production of approximately 116.4 million tonnes for the year ended December 31, 2007.

ArcelorMittal’s net income attributable to equity holders of the parent for the twelve months ended December 31, 2008, was $9.4 billion, or $6.80 per share, as compared with net income attributable to equity holders of the parent, of $10.4 billion, or $7.41 per share for the twelve months ended December 31, 2007.

As of December 31, 2008, ArcelorMittal had equity of $59.2 billion, total debt of $34.1 billion and cash and cash equivalents, including restricted cash, of $7.6 billion as compared to equity of $61.5 billion, total debt of $30.6 billion and cash and cash equivalents, including restricted cash, of $8.1 billion as of December 31, 2007.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, a strong employee well-being and customer service focus. ArcelorMittal intends to continue to play a leading role in the consolidation of the global steel industry and to remain the global leader in the steel industry. The Company’s three-dimensional strategy, as described below, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by cyclicalities.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and the second largest producer in the CIS region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 66 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2008, ArcelorMittal had approximately 316,000 employees.

ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and Arcelor Mittal Steel Solutions and Services. ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 49% is produced in Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.

Products: ArcelorMittal produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 180 countries, including the automotive, appliance, engineering, construction and machinery industries.

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

Value Chain: ArcelorMittal has significant raw material and mining assets, as well as certain strategic cost-plus based long-term contracts with external suppliers. Through its captive sources ArcelorMittal believes that it is the fifth largest producer of iron ore in the world. In 2008 (assuming full production of iron ore at Dofasco for captive use), approximately 47% of ArcelorMittal’s iron-ore requirements and approximately 13% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Mexico, South Africa, Ukraine and the United States and has projects under development or prospective development in Liberia, Senegal, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia, South Africa and the United States. It

has projects under prospective development in India and Mozambique, and has a strategic investment in an Australian pulverized coal producer. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese, molybdenum and ferro alloys.

In addition, ArcelorMittal is the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-making process, with total production of approximately 8.1 million tonnes in 2008. ArcelorMittal’s DRI production is primarily used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is one of the world’s largest producers of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 90% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 12 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its division Steel Solutions and Services. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA), Hunan Valin (China) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor, to create a global presence in the steel industry. At the time of its acquisition by Mittal Steel in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations.

In 2007, ArcelorMittal continued to pursue a disciplined growth strategy, with a total of 35 transactions announced in Argentina, Austria, Canada, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Turkey, the United Kingdom, Uruguay, the United States and Venezuela, a number of which were completed in 2007. During 2007, ArcelorMittal also announced or completed buy-out offers for minority interests in certain of its subsidiaries in Argentina, Brazil and Poland. ArcelorMittal also initiated development plans for its greenfield projects in India, Liberia and Senegal and announced new prospective development projects in Mauritania, Mozambique, Nigeria, Russia, Saudi Arabia and Turkey.

During the first eight months of 2008, ArcelorMittal continued making investments, with significant transactions announced in Australia, Brazil, Canada, Costa Rica, France, Russia, South Africa, Sweden, Turkey, United Arab Emirates, the United States, and Venezuela, the majority of which have been completed. During the last four months of 2008, ArcelorMittal largely suspended mergers and acquisitions and other investment activities in light of the deteriorating economic and market environment.

ArcelorMittal has proven expertise in acquiring companies and turning around under-performing assets and believes that it has successfully integrated its previous key acquisitions by implementing a “best practices” approach in operations and management to enhance profitability.

Since the acquisition by Mittal Steel of Arcelor, a company of approximately equivalent size, the combined company has reached significant milestones in its operational integration process ahead of schedule, having consolidated support functions, optimized its supply chain and procurement structure and leveraged research and development services across a larger base, thereby achieving cost savings and revenue synergies, as well as other synergistic benefits. As of December 31, 2008, ArcelorMittal had fully realized its targeted $1.6 billion in synergies from the merger.

ArcelorMittal has grown through the acquisition of numerous steel-making and other assets, which currently constitute its major operating subsidiaries. More recently, ArcelorMittal’s acquisitions have been concentrated on vertical integration (i.e., acquisitions of raw material producers or production sites). ArcelorMittal’s principal investments and acquisitions (including greenfield projects), during the year ended December 31, 2008, are summarized below. The bulk of these acquisitions and investments were made prior to the sharp downturn in the steel market starting in September 2008. Since then the Company has sharply curtailed its M&A and investment activities and placed under review as a general matter its investment projects involving significant capital expenditure, including those summarized below and those announced in prior years. Many of these projects, particularly “greenfield” projects, (i.e., new-build construction projects) and large “brownfield” projects (i.e., expansion or improvement of existing sites) are in any case subject to the receipt of various regulatory approvals without which implementation cannot begin. As discussed more fully in “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives in Response to Changing Market Conditions”, the Company has sharply reduced its anticipated capital expenditures for 2009 to $3 billion, of which $2.5 billion is for maintenance.

Investments and Acquisitions

Upstream Activities

•

On September 3, 2008, ArcelorMittal and Kalagadi Manganese announced that all conditions precedent to implementation of their joint venture to develop Kalagadi’s manganese deposits in South Africa had been satisfied. The project contemplates the construction of a smelter complex, the establishment of a manganese ore mine and sinter plant expected to ultimately produce 2.4 million tonnes of sinter product per year, and the building of a 320,000 tonnes per annum ferromanganese alloy production facility. Accordingly, ArcelorMittal paid $432.5 million to acquire 50% of the joint venture company, along with Kalahari Resources (40%) and Industrial Development Corporation Limited (10%). The parties had originally envisaged completion of the project by 2010. Project implementation has not yet begun and its scope and timing are under review.

•

On August 20, 2008, ArcelorMittal announced that it had agreed to acquire 100% of the issued share capital of London Mining South America Limited, an iron ore miner in the state of Minas Gerais, Brazil, from London Mining plc, for total consideration of $818 million including debt assumed of $46 million. ArcelorMittal has also reached an agreement with Canadian based Adriana Resources Inc. for the prospective development of an iron ore port facility in the State of Rio de Janeiro, Brazil. The port agreement is subject to regulatory and corporate approvals and negotiation and execution of definitive documentation. ArcelorMittal and Adriana Resources have agreed to extend the deadline for finalizing the proposed port agreement to April 22, 2009.

•

On August 11, 2008, ArcelorMittal announced that it had signed an agreement with several individuals to acquire a 49% stake in the share capital of MPP – Mineração Pirâmide Participações Ltda (“MPP”), a pre-operating company engaged in the exploitation of iron ore and manganese ore in Brazil. Upon signature of the agreement, ArcelorMittal paid a total of $35.5 million in advance payments, in part for iron ore purchases and in part as partial payment for an equity interest in MPP. The transaction has not closed and may not close, since certain conditions precedent have not been completed by the sellers and are currently under discussion.

•

On August 4, 2008, ArcelorMittal, announced that it had signed an agreement to acquire the Koppers’ Monessen Coke Plant from Koppers Inc. The total consideration was $170 million. Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania produced 320,000 metric tons of metallurgical coke in 2007.

•

On July 21, 2008, ArcelorMittal announced that it had signed an agreement to acquire the Concept Group (“Concept”). The total consideration was $166 million. Concept, located in southern West Virginia and adjacent to the recently acquired Mid Vol Coal Group in the Central Appalachian Coal Basin (discussed below), produced 0.8 million tonnes of metallurgical coking coal in 2007.

•

On July 16, 2008, ArcelorMittal announced that it had acquired the remaining 60% of the shares that it did not previously own in Rolanfer Recyclage S.A., which operates a port shredder in Yutz, France, (near the border of Luxembourg).

•

On June 29, 2008, ArcelorMittal announced that it had increased its stake in Macarthur Coal Limited from 14.9% to 19.9% following the acquisition of an additional 5% stake from Talbot Group Holdings. The shares were purchased at AUD$20 dollars per share, bringing ArcelorMittal’s total investment (including transaction costs) in Macarthur Coal to AUD$843 million (US$812 million). On May 21, 2008, ArcelorMittal had acquired an initial 14.9% stake primarily from Tinkler Investments (10.4%) and Talbot Group Holdings (4.3%).

•

On June 23, 2008, ArcelorMittal announced that it had signed an agreement to acquire the Mid Vol Coal Group. Mid Vol, located in southern West Virginia and southwestern Virginia in the Central Appalachian Coal Basin, produced 1.5 million tonnes of metallurgical coking coal in 2007. The transaction has been completed for total consideration of $491 million.

•

On June 11, 2008, ArcelorMittal announced that the governments of India and the Indian State of Jharkhand had allocated a mining lease of the Karampada iron ore deposit to ArcelorMittal. The Karampada deposit would meet part of the iron ore needs of a new integrated steel plant that the Company would build in Jharkhand. ArcelorMittal had previously announced that it would develop a greenfield integrated steel plant with a capacity of 12 million tonnes of liquid steel production per year in Jharkhand, that if constructed, would have an expected total aggregate investment in excess of $10 billion and would require an iron ore allocation of 600 million tonnes over 30 years. On November 18, 2008, ArcelorMittal announced that the implementation of the Jharkhand project, along with its project to build an integrated steel plant in the State of Orissa, which was initially expected to start by the first half of 2009 and be completed by 2012, may be delayed due to delays in securing mining rights, land and land permits and necessary regulatory approvals, as well as in light of the current global financial crisis. Project implementation to date has consisted primarily of detailed project reviews and securing access to a small portion of necessary raw materials. As noted above, the timing and scope of the implementation of the project is currently under review.

•

On June 10, 2008, ArcelorMittal announced plans to expand the steelmaking capacity of its Kazakhstan plant in Temirtau from five to ten million tonnes and that the project was expected to take five to nine years to complete. The announced plan includes modernizing the steel plant and upgrading the existing iron ore mine. The announced plan also includes a $1.2 billion investment in continuous improvements in health and safety and the modernization of existing coal mines over a ten-year period. Project implementation has not yet begun and its scope and timing are under review.

•

On June 9, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bakermet, a market leader in the scrap metal recycling industry in Eastern Ontario, Canada. Bakermet, which specializes in all types of ferrous and non-ferrous metal, processed approximately 130,000 short tons of ferrous and 40 million pounds of non-ferrous metals in 2007. The plant, located near Ottawa, will secure upstream self-sufficiency in shredded metal for ArcelorMittal’s Contrecoeur mill (ArcelorMittal Montreal). The transaction closed in August 2008.

•

On April 23, 2008, ArcelorMittal announced that it had reached an agreement in principle with Coal of Africa Limited (“CoAL”), the coal development company operating in South Africa, to enter into an off-take agreement with CoAL relating to two coal mines. Terms and conditions of the off-take agreement are subject to final negotiations, completion of formal documentation and securing all relevant regulatory approvals. The agreement would take effect from commencement of mining operations at both mines.

•

On April 10, 2008, ArcelorMittal announced the acquisition of a portfolio of coal mines and associated assets in the Kuzbass region of Siberia, Russia. The total consideration paid for the assets, including payments made in the course of a mandatory offer to minority shareholders and all transaction costs, was approximately $720 million. The Company acquired a 98.29% stake in the Berezovskaya Mine together with a 99.5% stake in the Pervomayskaya Mine from Severstal. Both mines produce coking coal and are located in the Kemerovo region. As part of the agreement, ArcelorMittal has acquired the exploration and mining rights to the Zhernovskaya-3 coal deposit, which is a subsidiary of the Pervomayskaya Mine. The Company also acquired the Severnaya coal preparation plant, which is part of the Berezovskaya Mine, and three companies that provide the mines with associated services. Additionally, the Company completed its acquisition of 100% of the Anzherskoye mine in the Kemerovo Region.

•

On January 8, 2008, ArcelorMittal announced the signing of a memorandum of understanding with Société Nationale Industrielle et Minière, Mauritania, regarding the future joint development of an iron ore mining project. The first phase of the project consists of exploratory works and a feasibility study. ArcelorMittal’s initial share of the project is 30%, with an option to increase the stake to 70% upon commencement of project execution.

Steel Production Initiatives

•

On December 19, 2008, Hunan Valin Iron & Steel Group Co., Ltd announced plans to raise up to CNY3 billion ($439 million) through a sale of new shares to existing shareholders to finance five steel projects that are expected to require a total of investment of CNY3.5 billion. ArcelorMittal has a 33.2% stake in Hunan Valin.

•

On November 20, 2008, the Company completed a delisting tender offer to acquire all of the outstanding shares of Acindar Industria Argentina de Aceros S.A. (“Acindar”) that it did not previously own. Following a squeeze out of remaining minority shareholders, the Company’s stake in Acindar is 100%. Total consideration paid was $564 million.

•

On August 13, 2008, ArcelorMittal announced that it had entered into a second joint venture agreement with Hunan Valin Iron & Steel Group Co., Ltd. for the production and sales of electrical (silicon) steel. (Another joint venture between ArcelorMittal and Hunan Valin Iron & Steel Group Co., Ltd regarding auto sheet production was entered into in June and is described below). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd., plans to build cold rolling and processing facilities for the production of non-grain oriented (NGO) and grain oriented (GO) electrical steels. The total investment of the parties in the joint venture is estimated at $6.5 billion RMB ($900 million). The joint venture is aiming at an annual production of 400,000 tonnes NGO steel and 200,000 tonnes GO steel. ArcelorMittal would transfer its latest NGO and GO technologies. Implementation of the joint venture has not yet begun.

•

On August 7, 2008, ArcelorMittal announced projected new investments of $1.6 billion in its carbon steel operations in Brazil. The investments would be in addition to the previously announced $1.2 billion of investments slated for the expansion of the Monlevade plant in Minas Gerais, and would expand ArcelorMittal’s crude steel production capacity in the long carbon sector in Brazil from 3.9 million tonnes per year to 6.5 million tonnes per year. The timing and scope of this investment are currently under review.

•

On August 4, 2008, ArcelorMittal announced a prospective $600 million investment to construct a new steel mill in Mexico. The mill would produce carbon steel and bars including rebar, merchant bar quality and special bar quality products primarily for the construction and automotive sectors. The facility would introduce energy-efficient and environmentally responsible technology, and utilize electrical steel-making equipment with a production capacity of one million metric tonnes of billets per year and a new bar rolling mill with a production capacity of 500,000 metric tonnes. The timing and scope of the investment are currently under review, and commencement is subject in any event to the receipt of appropriate regulatory approvals from local authorities.

•

On July 22, 2008, ArcelorMittal announced a prospective €76 million ($118 million) investment to expand electrical steel production capacity at its Saint Chély d’Apcher plant in southern France, in line with its strategy to strengthen its position in high-added value steel products and solutions that contribute to lower carbon dioxide emissions. The new line was originally scheduled to become operational during the second quarter of 2010, but the scope and timing of the investment is currently under review.

•

On July 3, 2008, ArcelorMittal and AREVA signed an agreement for a €70 million ($110 million) investment aimed at increasing production of certain products for the nuclear industry at the steel plant of Industeel, a subsidiary of ArcelorMittal. The investment, which was announced as being staggered between 2008 and 2010, would target an increase of ingot production capacity from 35,000 tonnes to 50,000 tonnes per year. In addition, the two companies announced plans to implement a joint three-year metallurgy research and development program at the Creusot Materials Research Center in France. The timing and scope of the investment are currently under review.

•

On June 27, 2008, ArcelorMittal, Hunan Valin Iron & Steel Group Co, Ltd and Hunan Valin Steel Tube & Wire announced the launch of Valin ArcelorMittal Automotive Steel, an industrial and commercial automotive steel joint venture in which ArcelorMittal would have a 33% equity stake. The joint venture would have an annual production capacity of 1.2 million tonnes of products including cold rolled steel, galvanized steel and pure zinc galvanized steel. Its operations would be located in Hunan Province next to Hunan Valin Steel Co.’s subsidiary Lianyuan Steel, which would supply hot rolled coil to the joint venture. The establishment of the joint venture remains subject to regulatory approval, and its timing and scope of implementation are under review in light of current market conditions.

•

On June 16, 2008, ArcelorMittal announced that it had signed an agreement to acquire Bayou Steel, a producer of structural steel products with facilities in LaPlace, Louisiana, and Harriman, Tennessee. Through its Mississippi River Recycling division, Bayou Steel operates an automobile shredder at the LaPlace facility, as well as barge-wrecking and full-service scrap yards at LaPlace and its facility in Harvey, Louisiana. Bayou also has a deepwater dock and distribution network, including four stocking locations in the United States. The transaction has been completed for total consideration of $509 million.

•

On June 16, 2008, ArcelorMittal announced that it had purchased an additional 11.31% of the shares of Turkish steel company Erdemir on June 13, 2008, bringing its stake to 24.99%. The value of the 11.31% stake at the time of the acquisition was $869 million.

•

On April 16, 2008, ArcelorMittal announced plans to expand its joint venture partnership with Nippon Steel Corporation by building a new continuous galvanizing line at the I/N Kote facility in New Carlisle, Indiana. The new line would have an annual capacity of 480,000 tonnes and, upon completion, would double I/N Kote’s galvanized production capacity. In addition, the new line would have the capacity to offer high-grade, high-quality coated sheets that promote improved safety and fuel efficiency in automobiles. On December 4, 2008, Nippon Steel Corporation announced that the project would be delayed until demand in the U.S. automobile industry market strengthens.

•

In April 2008, ArcelorMittal raised its stake in ArcelorMittal Inox Brasil S.A. through a tender offer and subsequent share repurchase for total consideration of $1.7 billion. On April 26, 2008, ArcelorMittal Inox Brasil S.A. was delisted from the Brazilian stock market. The Company’s stake in ArcelorMittal Inox Brasil S.A. is now 100%.

•

On February 6, 2008, ArcelorMittal announced that it had been awarded a license from the Industrial Development Authority of the Egyptian Ministry of Trade and Industry to construct a steel plant in Egypt. The license was auctioned in a competitive bidding process and ArcelorMittal’s winning bid was approximately $60 million. Under the terms of the license, the plant would produce 1.6 million tonnes of steel using DRI technology, and 1.4 million tonnes of billets through an electric arc furnace. As noted above, implementation of the project is currently under review.

•

On February 4, 2008, ArcelorMittal announced that it had acquired from Clarion Del Norte (Pujol Group) the 50% interest in Laminadora Costarricense S/A and Trefileria Colima S/A that it did not own. Laminadora Costarricense S/A has a rolled products capacity of 400,000 tonnes per year of rebar and merchant bar quality, and Trefileria Colima S/A has a wire products capacity of 60,000 tonnes per year.

•

On January 24, 2008, ArcelorMittal inaugurated Arceo, its industrial prototype vacuum plasma steel coating line, in Liège, Belgium. The technology behind this prototype was developed by the Company’s research and development team, in partnership with the Walloon region of Belgium, in order to provide new uses for flat steel products and expand the Company’s product range. In addition to being environmentally-friendly, the vacuum steel process enhances the quality of the steel, particularly with respect to its anti-bacterial, self-cleaning and anti-corrosive properties.

•

On January 9, 2008, ArcelorMittal announced that it had agreed to acquire Unicon, the leading manufacturer of welded steel pipes in Venezuela. Unicon supplies the oil, gas and industrial and construction sectors, both domestically and overseas. The transaction has been completed. The consideration was $350 million.

Downstream Activities

•

On July 25, 2008, ArcelorMittal acquired a 70% stake in Manchester Tubos e Perfilados S.A, a Brazilian steel processor and distributor located in Contagem, Minas Gerais, Brazil. The consideration is being paid in eight annual installments.

•	On July 14, 2008, ArcelorMittal acquired from Primex (Germany) a 35% stake in Uginox Sanayi ve Ticaret Limited Sirketi of Turkey.

•

On July 1, 2008, ArcelorMittal acquired Astralloy Steel Products Inc. (“Astralloy”), a subsidiary of IMS International Metal Service. Astralloy operates three warehouses and employs 60 people in North America and its 2007 revenues were $34 million.

•

On June 30, 2008, ArcelorMittal announced its intention to acquire 60% of the share capital of DSTC FZCO, an entity that will acquire the principal business of Dubai Steel Trading Company LLC (“DSTC LLC”). DSTC LLC distributes approximately 120,000 tonnes of steel products per year and is based in Dubai, United Arab Emirates. The transaction was completed on January 31, 2009 for total consideration of $64.5 million.

•

On April 3, 2008, ArcelorMittal announced the acquisition of a 50% stake in steel service center company Gonvarri Brasil. Gonvarri is one of the leaders of the flat steel processing in Brazil and its activities include pickling, slitting, blanking and cutting to length, with a total processing capacity of around 1.3 million tonnes of steel.

•

On January 28, 2008, ArcelorMittal (through its steel service center subsidiary SSC Sverige) and BE Group announced a 50/50 processed flat carbon steel joint venture in Sweden. The joint venture is the third largest producer in the Swedish market, with a market share of 20%, annual shipments of 120,000 tonnes and a turnover of more than €80 million.

Disposals

•

On December 15, 2008, ArcelorMittal announced it had entered into binding agreements to reduce its voting interest in DHS Dillinger Hütte Saarstahl AG (“DHS”) from 51.25% to 33.40% (corresponding to an economic interest of 30.08% since DHS holds 10% of its shares in treasury) through the sale of shares to SHS Struktur-Holding-Stahl GmbH (“SHS”) and DHS. The proceeds of the sale, consisting of a cash payment upon closing (€695 million) and the dividend proposed in respect of 2008 to be paid in 2009 (€82 million), amount to €777 million ($1 billion). The transaction closed in December 2008.

•

On May 7, 2008, ArcelorMittal announced that the court-appointed trustee had completed the previously announced sale of ArcelorMittal’s Sparrows Point steel mill near Baltimore, Maryland to OAO Severstal for $810 million, net of debt.

Other Key Events

•

On December 16, 2008, the French Competition Authority (Conseil de la Concurrence) imposed a €301.78 million ($407 million) fine on French subsidiaries of ArcelorMittal active in steel distribution. The fine is the result of an investigation started in 2004 into historical anticompetitive practices in the steel distribution sector in France that allegedly date back to 1999. The Company has made appropriate provisions with respect to the fine. On January 19, 2009, the Company filed an appeal regarding the amount of the fine. Following the announcement of the investigation, the Company reviewed its internal assurance and compliance policies, expanded its training programs in this respect and stressed in such programs the absolute necessity to act in full compliance with applicable competition law.

•

On November 27, 2008, ArcelorMittal announced that it had presented to its European Works Council voluntary separation programs to be launched across the ArcelorMittal group designed to achieve the Company’s stated aim of reducing SG&A expenditures by $1 billion in response to the current economic situation. The announced focus of the programs is primarily on non-production employees—in particular, those in SG&A functions across the globe—involving up to 9,000 employees. It was announced that the programs would be implemented in close collaboration with stakeholders and in accordance with labor laws and practices in the respective countries involved. On December 15, 2008, Mr. Lakshmi N. Mittal and the Group Management Board of ArcelorMittal met with the Secretariat of the European Works Council to discuss the effects of the financial and economic crisis on the economy and the steel industry. ArcelorMittal and the European Works Council agreed to strengthen social dialogue at the national and local levels in relation to ArcelorMittal’s voluntary separation programs and other local productivity plans, including the extension of such voluntary separation plans to production employees at various sites worldwide on a site-by-site basis pursuant to consultations undertaken with local employee representatives.

•

On November 5, 2008, ArcelorMittal announced a variety of measures in response to the downturn in the global steel industry. These include: postponing target completion dates for the realization of previously announced shipment growth objectives entailing substantial capital expenditure; increasing targeted cost savings under the “management gains” program over the next five years to $5 billion (from a previously announced $4 billion) through additional savings in SG&A costs; increasing temporary cuts in steel production globally in order to accelerate steel inventory reduction; and targeting a $10 billion reduction in net debt by the end of 2009. See “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives in Response to Changing Market Conditions” and “Item 5—Operating and Financial Review and Prospects— Liquidity & Capital Resources.”

•

On September 17, 2008, the Company announced a new “management gains” plan targeting a total cost savings of $4 billion over the next five years. The plan targets increasing employee productivity, reducing energy consumption and decreasing input costs to achieve a higher yield and improved product quality.

•

On September 16, 2008, Fitch Ratings upgraded the Company’s Long-term Issuer Default (“LT IDR”) and senior unsecured ratings to BBB+ from BBB and affirmed the Company’s Short-term Issuer Default rating at F2, with the outlook on the LT IDR at Stable.

•

On June 3, 2008, ArcelorMittal and trade unions representing its employees across the globe (represented by the European Metalworkers’ Federation, the United Steelworkers and the International Metalworkers’ Federation) signed a new agreement to further improve health and safety standards throughout the Company. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards in every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees as well as training and education programs in order to make a meaningful impact on overall health and safety across the Company. Also included in the agreement is the creation of a joint management/union global health and safety committee that will target ArcelorMittal plants in order to help them further improve their health and safety performance.

•

On June 2, 2008, ArcelorMittal announced that an accident occurred at its Tentekskaya Mine in Kazakhstan. 100 people were working in the mine when the accident occurred early in the morning. Although 95 people were safely evacuated, an underground coal and gas explosion caused five fatalities. An independent government commission in its investigation report cited unpredictable geological failure in a roadway as the main cause of the accident. ArcelorMittal has implemented all the recommendations of the government commission and much of the research work is still in progress. The Company will continue to work to identify and mitigate the risk of these incidents in its coal mines.

•	On May 13, 2008, ArcelorMittal signed a $4.0 billion revolving credit facility with a group of banks. See “Item 5—Operating and Financial Review and Prospects— Liquidity & Capital Resources.”

•

On May 2, 2008, ArcelorMittal announced a series of measures to restore a 25% free float in China Oriental Group Company (“China Oriental”) in compliance with the listing rules of the Hong Kong Stock Exchange (“HKSE”). At the time of the close of its tender offer on February 4, 2008, ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of only 7.6% against a minimum HKSE listing requirement of 25%. The restoration of the minimum free float was achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank, together with put option agreements entered into with both banks. As a result of these measures, ArcelorMittal’s shareholding has been reduced to 29.6% for the purposes of determining the minimum free float requirement.

•	On April 29, 2008, ArcelorMittal announced that it had signed new long-term contracts with Vale to supply iron ore and pellets to its plants in Europe, Africa and the Americas over a ten year period.

•

On April 21, 2008, ArcelorMittal announced the appointments of Mr. Sudhir Maheshwari, Mr. Christophe Cornier and Mr. Davinder Chugh to its Group Management Board effective as of May 14, 2008. These appointments follow the announcement on April 7, 2008 of the retirement of Mr. Malay Mukherjee from the Group Management Board (he currently serves on the Board of Directors).

•

On April 14, 2008, ArcelorMittal announced that its Board of Directors had unanimously approved resolutions amending certain aspects of the Memorandum of Understanding (as defined below) that was entered into in June 2006 in the context of the offer of Mittal Steel for Arcelor. See “Item 6—Directors, Senior Management and Employees—Board Practices/Corporate Governance” for more information.

•	On March 6, 2008, ArcelorMittal announced that Mr. Romain Zaleski had resigned from its Board of Directors. Mr. Zaleski had joined the Board of Directors of ArcelorMittal in October 2006.

•

On February 1, 2008, ArcelorMittal announced that it would restart the Seraing (Liège, Belgium) blast furnace number 6 following agreement with the federal and regional governments of Belgium on a solution regarding carbon dioxide emission allowances.

•

On January 16, 2008, ArcelorMittal initiated informational sessions and consultations with employee representatives regarding a reorganization plan for its wire rod operations in Gandrange (Lorraine, France) and in other European locations. At a meeting with the Select Committee of the European Works Council in Luxembourg, the Company analyzed its wire rod activities in northern Europe and presented a plan to improve the Gandrange plant and optimize this business segment, which is part of the ArcelorMittal group’s European long carbon steel activities.

•

On January 11, 2008, ArcelorMittal announced that a methane gas explosion had occurred at its Abaiskaya mine in Kazakhstan, resulting in a loss of 30 lives. Emergency planning procedures in place at the mine were immediately implemented. A full investigation of the accident has been carried out and the Company is working with the government of Kazakhstan on additional investments to improve and further modernize the mines. ArcelorMittal reviewed and implemented further investments in connection with its program to improve health and safety and modernize the coal mines. A recent review of the program was carried out by the government of Kazakhstan and was in line with what ArcelorMittal had proposed. Agreement was also reached on the program for 2009.

Recent Developments

•

On February 13, 2009, Moody’s Investor Services issued a credit opinion affirming the Company’s Baa2 rating with stable outlook. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

•

On February 12, 2009, Standard & Poor's Ratings Services revised its outlook on ArcelorMittal to negative from stable, while affirming the Company’s BBB+ long-term corporate credit rating. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

•	On February 11, 2009, in connection with its 2008 results announcement, ArcelorMittal provided an update on its initiatives in response to the difficult market environment. It announced that it would:

•	continue temporary production cuts in the first quarter of 2009 until the inventory reduction process is complete,

•	reduce its base dividend for 2009 to $0.75 per share,

•	refocus its $5 billion “Management Gains” plan and target $2 billion of the cost savings in 2009,

•	reduce its planned capital expenditures to $3 billion in 2009, and

•	target a reduction of working capital rotation days by 15-25 days during 2009.

For further information, see “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives in Response to Changing Market Conditions.”

•

On February 11, 2009 ArcelorMittal announced that it had secured commitments from banks for two Forward Start facilities totaling $4.8 billion, subject to certain conditions. A Forward Start facility provides a borrower in advance with a committed facility to refinance an existing facility (which is not amended and continues in force), and therefore certainty as to the availability of funds for that refinancing. If drawn, the Forward Start facilities would effectively extend the maturities of $4.8 billion principal amount of indebtedness to 2012 (from original maturity dates in 2009-2011). See “Item 5B—Liquidity and Capital Resources—Financings”.

•

On January 23, 2009, ArcelorMittal contributed its 76.9% of stake in Saar Ferngas AG to Luxembourg-based utility Soteg, in which it holds a minority ownership stake. Upon completion of all of the steps related to this transaction, ArcelorMittal’s stake in Soteg will ultimately increase from 20% to 25.3%.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal

19, Avenue de la Liberté

L-2930 Luxembourg

Grand Duchy of Luxembourg

+352 4792-2414

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA Inc.

1 South Dearborn

Chicago, Illinois 60603

United States of America

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

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

Summary of the Mittal Steel-Arcelor Combination and Merger

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel increased its ownership to 94.2%, which included the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds, which were acquired in exchange for approximately 680 million Mittal Steel class A common shares and approximately €8.0 billion ($10.4 billion) in cash. On August 1, 2006, Arcelor became a subsidiary of Mittal Steel and its results of operations were included in Mittal Steel’s consolidated results of operations from that date. The acquisition was accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their estimated fair values at the date of acquisition.

In a Memorandum of Understanding entered into among Mittal Steel, Arcelor and the Significant shareholder on June 25, 2006, (the “Memorandum of Understanding” or “MoU”), Mittal Steel agreed that it would merge into Arcelor as soon as practicable following completion of its revised offer for Arcelor, and that the combined entity would be incorporated, domiciled and headquartered in Luxembourg. Following discussions at a meeting held on April 27, 2007, the Mittal Steel Board of Directors decided to organize a two-step process pursuant to which Mittal Steel would first be merged into ArcelorMittal, which would subsequently be merged into Arcelor as the ultimate surviving entity.

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

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to our success in the global steel industry:

Market leader. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of over 130 million tonnes of crude steel for the year ended December 31, 2008. Steel shipments for the year ended December 31, 2008 totaled approximately 101.7 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, including interests in China. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, Africa and CIS).

ArcelorMittal has a diversified portfolio of products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 180 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 21% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

By operating a portfolio of assets that is diversified across product segments and geographical regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at low cost and environmental impact. With 14 major research centers, ArcelorMittal possesses an R&D capability unique in the steel industry. Their locations worldwide enable quick transfers of achievements to ArcelorMittal plants across the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and to achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

•

In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficient deployments of resulting process improvements throughout our plants worldwide.

•

In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-purchasers. ArcelorMittal continues to lead the way with advanced high-strength steels (AHSS) and high deformability steels in conjunction with a quick deployment at all worldwide customers’ locations.

•

In construction and civil engineering markets, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

•	In the appliances industry, ArcelorMittal develops cost-effective products and solutions, while anticipating new legal and regulatory environmental requirements.

•	In the stainless market, ArcelorMittal develops new grades to provide cost-efficient and high value-added products.

•	ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel—a growing presence in the wind energy sector.

For the year ended December 31, 2008, ArcelorMittal’s R&D expense was approximately $295 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•

Diversified production process. Approximately 73 million tonnes of crude steel are produced through the basic oxygen furnace route, approximately 26 million tonnes through the electric arc furnace route and approximately 4 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•	Product and geographic diversification. By operating a portfolio of assets that are diversified across product segments and geographical areas, ArcelorMittal benefits from a number of natural hedges.

•

Upstream integration. ArcelorMittal believes that its relatively high level of self-sufficiency in key raw materials (including 47% iron-ore self-sufficiency, and substantial quantities of metallurgical coal) is a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of our operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower our transportation and logistics costs.

•

Downstream integration. ArcelorMittal’s downstream integration through the Steel Solutions and Service division enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of our global presence and to have access to the best practices and experience within our company. ArcelorMittal believes that the KMP provides a differentiating advantage to our business performance by continuously contributing to reduced procurement and conversion costs and enhanced safety, quality, productivity and profitability.

Dynamic responses to steel market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel industry. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008. By responding quickly and decisively to opportunities, management succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself and the steel industry as a whole on stronger footing to weather the current market downturn. The consolidation in the sector led by ArcelorMittal has created an industry with fewer, stronger and more disciplined companies and the industry therefore has adjusted more rapidly to the recent sudden collapse in demand than in past downturns. Management has shown similar dynamism in response to the current market downturn. Following the sudden collapse of the market in September 2008, ArcelorMittal was the leader in the steel sector in taking an aggressive response to the crisis, swiftly implementing production cuts, cost cuts and debt reduction to help it weather the downturn and maintain its leading position. Production cuts have ranged up to 45% across all units since September 2008, and have helped the Company to begin reducing inventories. Planned cost savings of $5 billion over five years have been announced, and debt reduction (with net debt targeted for a $10 billion reduction in 2009 from third-quarter 2008 levels) is on track. Management’s flexibility and agility have allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that is focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions.

Proven expertise in steel acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, and turning around underperforming assets within tight timeframes. The Company utilizes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have reduced costs of production, increased productivity and improved the quality of steel produced at these facilities.

Employees. Knowing them to be the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure with the Company’s goals and operations; (2) resourcing, which ensures that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of its core business strategy, a revised CR strategy has been developed and communicated to employees, investors and other stakeholders. Based on ArcelorMittal’s values and vision, the CR strategy is based on the principles of investing in individuals by focusing on safety, employee development and social dialogue; channeling the Company’s expertise to develop cleaner processes and create more environmentally sound products; and enriching and engaging local communities by measuring the direct economic impacts of ArcelorMittal’s operations. These three principles are underscored by a commitment to transparent governance practices.

Business Strategy

ArcelorMittal’s success has been built on a consistent strategy that emphasizes size and scale, vertical integration, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, particularly in China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 66 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 49% is produced in Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. ArcelorMittal is able to improve management and spread its risk by operating in six segments (Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Stainless Steel, and Steel Solutions and Services) reflecting its geographical and product diversity.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s expansion strategy over recent years has given it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also building its presence in China and India. As these economies develop, local customers will require increasingly advanced steel products as market needs change.

Products: As a global steel producer, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products. The Company produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products.

Value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its captive sources and long-term contracts. ArcelorMittal plans to continue to develop its upstream and downstream integration in the medium-term, following a return to a more favorable market environment. Accordingly, the Company intends in the medium-term to increase selectively its access to and ownership of low-cost raw material supplies, particularly in locations adjacent to, or accessible from, its steel plant operations.

Downstream integration is a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intend to invest in value-added downstream operations, such as steel service centers and building and construction support unit services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities should allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off our experience in developed markets.

Organic Growth. Notwithstanding the current downturn, ArcelorMittal’s management believes there will be strong global steel demand growth in the medium and long term. Accordingly, the Company is maintaining its previously announced strategic growth plan to increase shipments in the medium-term to 130 million tonnes, which represents a 20% increase over 2006 levels, primarily through production improvements at existing facilities. Realization of this plan will nonetheless be delayed due to the postponement of capital expenditure in light of current market conditions and uncertainties.

Mergers and acquisitions/Greenfield growth. Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the current economic and market conditions, ArcelorMittal has temporarily curtailed merger and acquisition and greenfield investment activity until a return to a more favorable market environment.

Business Overview

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and Steel Solutions and Services. On April 21, 2008, ArcelorMittal announced a redefinition of the operating responsibilities of all members of the Management Board, resulting in a change in the composition of the reportable segments. See “Item 5—Operating and Financial Review and Prospects—Operating Results”.

The following table sets forth selected financial data by operating segment; the data for 2006 and 2007 has been retrospectively adjusted to reflect the new segment composition.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Elimination*	Total
Year ended December 31, 2006
Sales	$16,887	$14,987	$15,441	$11,674	$3,261	$5,781	$(9,161)	$58,870
Operating income	1,891	1,010	2,090	2,296	353	188	(296)	7,532
Depreciation and impairment	619	659	463	372	99	52	60	2,324
Capital expenditures	741	827	611	493	61	82	120	2,935
Total assets	16,396	28,317	23,804	13,483	4,949	4,775	20,957	112,681
Total liabilities	4,484	10,171	6,981	2,177	2,197	2,969	33,474	62,453
Year ended December 31, 2007
Sales	21,839	34,924	27,035	14,971	9,349	16,988	(19,890)	105,216
Operating income	3,163	4,148	4,083	2,843	876	559	(842)	14,830
Depreciation and impairment	940	1,415	993	489	275	154	304	4,570
Capital expenditures**	1,272	1,752	1,077	764	263	243	77	5,448
Total assets	19,192	32,932	24,992	10,275	5,564	6,188	34,482	133,625
Total liabilities	6,248	12,392	9,192	4,104	2,278	4,278	33,598	72,090
Year ended December 31, 2008
Sales	27,031	38,300	32,268	13,133	8,341	23,126	(17,263)	124,936
Operating income	2,524	2,773	4,154	3,145	383	206	(949)	12,236
Depreciation and impairment	1,228	1,924	1,725	549	343	201	130	6,100
Capital expenditures***	1,082	1,443	1,195	891	262	280	378	5,531
Total assets	22,507	35,083	19,830	8,512	7,447	6,524	33,185	133,088
Total liabilities	7,438	11,853	6,571	2,195	1,738	3,825	40,238	73,858

*	Others / Elimination includes all operations other than those mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
**	Capital expenditures amounts include intangible assets
***	Capital expenditures amounts exclude intangible assets

See also note 25 to the ArcelorMittal Consolidated Financial Statements.

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

Integrated Steel-Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. In recent years, integrated steel production has declined as a proportion of total steel production due to the high costs of building, operating and maintaining integrated steel operations, including lost production time associated with periodic blast furnace relinings. This reduction in integrated production capacity has increased the market share of the remaining producers of the highest value-added products that require the cleanest steel.

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

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-oriented fully processed steels and non-oriented semi-processed steels:

•

Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H is a high permeability grade that offers extremely low power loss.

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

•

Non-oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap.

In 2008, ArcelorMittal was one of the world’s largest producers of direct reduced iron, with total production of 8.1 million tonnes. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Raw Materials and Energy

ArcelorMittal’s principal raw material input items are iron ore, solid fuels (coke and coking coal), metallics, alloys, metals, energy and industrial gases.

ArcelorMittal’s raw materials supply strategy consists of:

•	Acquiring and expanding captive sources of certain raw materials, in particular iron ore, coal, bulk alloys and manufacturing refractory products;

•

With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•	Exploiting its global purchasing reach; and

•	Leveraging local cost advantages on a global scale.

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its captive raw material base in order to raise its self-sufficiency level. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process, but have also included investments to secure access to other raw materials such as molybdenum and ferroalloys. ArcelorMittal’s main raw materials investments and initiatives in 2008 are described under “Item 4—History—Investments and Acquisitions—Upstream Activities”. The main mining assets acquired in 2008 were the Mid Vol and Concept coal mines in the United States, the Kuzbass area coal mines in Russia and the Serra Azul iron ore mines (acquired in the London Mining South America Limited transaction) in Brazil. In 2008, ArcelorMittal sourced approximately 47% of its iron ore requirements and about 13% of its metallurgical coal requirements from its own mines and other captive sources, including cost-plus contracts.

In addition, ArcelorMittal has announced several exploration and evaluation mining projects in Liberia, Senegal, Mauritania, India and other countries that have not reached the development and production stages. The scope and timing of the implementation of these projects is currently uncertain, and there is no guarantee of actual development and production. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets, the most significant being MacArthur Coal in Australia, and Kalagadi Manganese and Coal of Africa Limited in South Africa.

ArcelorMittal also has in place strategic contracts with mining companies that provide long-term, stable sources of raw materials. The largest of these is a set of ten-year iron ore supply contracts (described below) with Vale. ArcelorMittal believes these contracts play an important role in insulating the Company’s steel-making facilities from input price volatility and help to prevent disruptions in the production process, thereby enhancing long-term operational efficiency. In 2008, ArcelorMittal sourced approximately 53% of its iron ore requirements and approximately 86% of its coking coal under these long-term strategic contracts. There were no significant purchases of iron ore and coking coal on the spot market in 2008.

Although the recent plunge in spot market prices for raw materials has substantially reduced, at least in the short term, the cost advantages of proprietary mining assets and long-term supply contracts, ArcelorMittal believes that securing access to raw materials self-sufficiency will continue to be a strategic goal for the Company over the medium and long term. That said, the timing and scope of most of the Company’s raw materials acquisition and investment projects are currently under review in light of the global economic outlook and the Company’s announced debt-reduction initiatives. See “—History—Investments and Acquisitions—Upstream Activities” and “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives in Response to Current Market Conditions”. Information on raw materials price trends affecting ArcelorMittal in 2008 is set forth under “Item 5—Operating and Financial Review and Prospects—Overview—Raw Materials”).

The chart below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2008.

Millions of metric tonnes	Consumption	Consumption from own production/generation	External purchase	Self-sufficiency %

Iron Ore*	123	57	65	47
PCI & Coal**	49	7	42	13
Coke	33	31	2	93
Scrap & DRI	40	16	23	41

*	Assuming full production of iron ore at ArcelorMittal Mines Canada and Serra Azul for captive use.
**	Coal denoted only for steelmaking process and excludes steam coal for power generation.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. ArcelorMittal is also expanding capacity of existing mines in Mexico and Ukraine. In addition, the Company has announced prospective mining developments in Liberia (where it is conducting preliminary work), Senegal (where it has started exploratory work) and Mauritania. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis. Taking into account these arrangements, ArcelorMittal’s captive sources of iron ore accounted for approximately 47% of ArcelorMittal’s 2008 requirements.

The following chart sets forth information on ArcelorMittal’s principal iron ore mining operations and production in 2008:

Mine	Type	Product	Control[1]	2008 Production [2] (in millions of metric tonnes)

Kazakhstan
Lisakovski	Open Pit	Concentrate	100.00%	0.9
Kentube	Open Pit	Concentrate	100.00%	0.8
Atasu	Underground	Lump and Fines	100.00%	0.7
Atansore	Open Pit	Lump and Fines	100.00%	0.9

Ukraine
Kryviy Rih	Open Pit	Concentrate	95.02%	7.8
Kryviy Rih	Underground	Lump and Fines	95.02%	1.6

Algeria
Ouenza	Open Pit	Lump and Fines	70.00%	1.2
Boukhadra	Open Pit /Underground	Lump and Fines	70.00%	0.5

Bosnia
Omarska	Open Pit	Lump and Fines	51.00%	1.2
Buvac	Open Pit	Lump and Fines	51.00%	—

Mexico
Peña Colorada[3]	Open Pit	Concentrate and Pellets	50.00%	2.3
Las Truchas	Open Pit	Concentrate	100.00%	2.3
Volcan	Open Pit	Concentrate	100.00%	0.1

Canada
QCM (Mount Wright)	Open Pit	Concentrate and Pellets	100.00%	13.8
Wabush[3]	Open Pit	Pellets	28.57%	1.2

USA
Hibbing[3]	Open Pit	Pellets	62.30%	5.2
Minorca	Open Pit	Pellets	100.00%	2.8

Brazil
Andrade[4]	Open Pit	Lump and Fines	100.00%	1.2
Serra Azul	Open Pit	Lump and Sinter feed	100.00%	0.4

South Africa[5]
Sishen	Open Pit	Lump and Fines	Third Party	5.4
Thabazambi	Open Pit	Lump and Fines	Third Party	2.6

USA
Cleveland Cliffs[6]	Open Pit	Pellets	Cleveland Cliffs	11.7

[1]	Control indicates shareholding stake owned by the Group and/or long-term agreements whereby iron ore is available to the Group at cost plus basis (unrelated to the market).
[2]	Finished product: concentrate, lumps, fines and pellets.
[3]	Includes own share of production.
[4]	Operated by Vale; prices on a cost plus basis.
[5]	Strategic agreement; prices on a cost plus basis.
[6]	Long-term supply contract with Cleveland Cliffs; prices are formula based.

For further information on each of ArcelorMittal's principal iron ore mining operations, “See Item 4D—Property, Plant and Equipment.”

ArcelorMittal has also entered into strategic iron ore supply contracts with global mining companies. The largest of these is a group of ten-year supply contracts entered into in 2008 with Vale, the world’s largest iron ore producer, under which supply prices and deliveries are set annually. ArcelorMittal’s other principal international suppliers include Cleveland-Cliffs Inc. in the United States, Metalloinvest in Russia, Société Nationale Industrielle et Minière (S.N.I.M.) in Mauritania, Luossavaara-Kiirunavaara AB (LKAB) in Sweden and Rio Tinto Ltd. in Australia.

Solid Fuels

Coking Coal. As with iron ore, ArcelorMittal sources a percentage of its coking coal from captive coal mines in Kazakhstan, Russia, the United States and South Africa. The Company’s mines in Kazakhstan supply substantially all the requirements for its steel making operations at ArcelorMittal Temirtau, while the mines in Russia and the United States that supply other steel plants within the ArcelorMittal group. ArcelorMittal expanded its coal mining assets in 2008 by acquiring the Mid Vol and Concept mines in the United States as well as the Kuzbass mines in Russia.

The following chart sets forth information on ArcelorMittal’s principal coking coal mining operations and production in 2008:

Mine	Type	Product	Control	2008 Production [3] (in millions of metric tonnes)

USA – Midvol	Surface	Concentrate	100%	0.2
USA – Concept	Surface/Underground	Concentrate	100%	0.6
Russia – Kuzbass	Underground	Concentrate	98.29-100%	1.0
Kazakhstan	Underground	Concentrate	100%	4.1
South Africa – Tshikondeni[1]	Underground	Concentrate	Third party	0.3
USA – Madison[2]	Underground	Concentrate	Third party	0.3

[1]	Strategic agreement – prices on a cost plus basis.
[2]	Long-term lease – prices on a cost plus basis.
[3]	Production figures include only volumes since acquisition by ArcelorMittal

For additional information on each of these mines, see “Item 4D—Property, Plant and Equipment.” ArcelorMittal also has steam coal mines in South Africa that are used for thermal application in the ArcelorMittal South Africa’s plants as captive mines.

Where ArcelorMittal’s coke-making facilities do not have access to internal captive sources of coking coal, they buy it from mostly domestic or regional sources under supply contracts and through spot market purchases that allow them to match purchases with planned coke production needs.

Coke. ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Algeria, Bosnia, United States, Canada, Mexico, Brazil, Spain, France, Belgium, Poland, Czech Republic, Kazakhstan, South Africa, Romania and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China and Japan.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

ArcelorMittal also operates a stand-alone coke plant in Poland, Zaklady Koksownicze Zdzieszowice Sp. z o. o., that produces approximately 3.9 million tonnes of coke annually. Approximately 87% of this annual production is supplied to ArcelorMittal plants. The remainder is sold to external customers. In line with the strategy of increasing coke self sufficiency, ArcelorMittal acquired a coke plant in Monessen, Pennsylvania, which has a capacity of approximately 327,000 tonnes.

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. At its U.S. operations, there are no long-term scrap contracts available as purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into contracts for scrap recycling. The acquisition of Rolanfer Recyclage SA in Europe in 2008 and Bakermet in Canada will provide additional sources of scrap supply to the Company in the future.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis. The Company’s prospective joint venture with Kalagadi Manganese in South Africa is expected to provide an additional source of alloy in the future.

Base Metals

All of our base metal needs, including zinc, tin and aluminum for coating, as well as nickel for stainless steel production, are purchased under long-term volume contracts. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

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

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canada and Mexico operations from the natural gas spot market or through short-term contracts entered into with local suppliers of natural gas with prices fixed by either contract or tariff based on spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems. Contracts are either based on a tariff systems or long-term contracts.

The remaining natural gas consumption represents less than 20% of the ArcelorMittal’s total consumption and is generally based in regulated markets.

Industrial Gases

ArcelorMittal procures its industrial gas requirements under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AMS”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AMS determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and of semi-finished and finished products. It has an office in London, a key hub of the global shipping business.

In 2008, AMS arranged transportation for approximately 86 million tonnes of raw materials and about 18 million tonnes of finished products.

The key objectives of AMS are to ensure cost-effective and timely shipping services to all units. AMS also acts as manager for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”). GC handles approximately 20% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. It wholly owns two Handymax, three bareboat-chartered Panamax and many Panamax vessels on a medium- to long-term charter. GC expects to have six Capesize vessels on long-term charter by 2011, one of which was delivered in 2008. The Company will have four Supramax on charter by 2012, two of which were delivered this year. On the Panamax sector, AMS’ strategy is to carry 85% of the cargo on Global Chartering-controlled vessels, whether owned or chartered. This target is scheduled to be achieved by 2012/2013.

AMS is also responsible for providing shipping services to the Company’s marketing organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics, which maintains offices throughout Western Europe and provides complete logistics solutions from plants to customer locations using various modes of transport, including ships.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including in the areas of raw materials, industrial services, industrial equipment, spares and maintenance as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing company, ArcelorMittal Sourcing, also provides services such as hedging, rationalization of contracts, logistics and optimizing different qualities of materials suitable for different plants.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of captive raw materials sources.

During 2007, a global and integrated “Total Cost of Ownership” project was launched that builds on previous expertise employed in a number of sites. This project seeks to change the business approach from unit price-based decision-making to total cost of ownership-based decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.

Marketing

In 2008, ArcelorMittal sold approximately 101.7 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity, to be managed at the production unit level. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are mostly made directly to the customer. In the EU region, ArcelorMittal owns a large number service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

Export sales are by preference executed through the activities of the in-house export trading arm to ensure coordinated market entry into the country of destination for all ArcelorMittal products.

Globally, all sales—though executed at local level—are coordinated strategically to ensure harmonized contract, price, rebate and payment conditions for the ArcelorMittal group as a whole.

For some global industries, with customers in more than one of the geographical areas that ArcelorMittal services, dedicated sales and service organizations have been put in place. This is most notably the case for the automotive industry and the packaging markets. The sales through these channels are also subject to global coordination with respect to contract, price, rebate and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. At the global level, the objective is to share marketing intelligence with a view to identify new opportunities, either in new products or applications, new product requirements or in new geographical demand. Where new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

An important part of the marketing function at ArcelorMittal is to develop short-range outlooks that provide future perspectives on the state of market demand and supply. These outlooks are shared with the sales team in the process of finalizing the sales strategy for the immediate future and with senior management when market conditions call for production adjustments.

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in every market.

Insurance

ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices. ArcelorMittal insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies.

ArcelorMittal also maintains various other types of insurance, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, public and products liability, directors and officers liability, credit, commercial crime, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

Each of the operating subsidiaries of ArcelorMittal also maintains various local mandatory insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,500 patents and patent applications, mostly young or middle aged, for more than 680 patent families, with more than 52 inventions newly-protected in 2007 and 26 new inventions newly-protected in 2008. Because of this constant innovation, we do not expect the lapse of patents that protect our older technology to materially affect our current revenues.

In addition to our patent portfolio, technical know-how and other unpatented proprietary information, we have also been granted licenses for technologies developed by third parties in order to allow us to propose comprehensive steel solutions to our customers. We are not aware of any pending lawsuits alleging our infringement of others’ intellectual property rights that could materially harm our business.

Government Regulations

See “Item 3D—Key Information—Risk Factors” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. In addition to capital investments required for additional controls and other improvements, ArcelorMittal had provisions of approximately $769 million at December 31, 2008 for environmental remedial activities and liabilities (excluding asset retirement obligations).

With regard to climate change, ArcelorMittal’s activities in the EU are subject to the EU Emissions Trading Scheme, and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to the United States, Canada and other jurisdictions in the future. The post-2012 carbon market is very uncertain, but ArcelorMittal is closely monitoring regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act, and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

ArcelorMittal USA has established provisions of $222 million (exclusive of asset retirement obligations) to address existing environmental liabilities associated with its operations. The environmental provisions include anticipated spending of approximately $41 million in 2009. Most of these provisions relate to significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at ArcelorMittal’s facilities. In other cases, it is present at former facilities or third-party waste disposal sites. All of ArcelorMittal USA’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as “brownfield projects”. ArcelorMittal USA is also as of now a potentially responsible party at at least two state and federal Superfund sites. Superfund and analogous U.S. state laws can impose liability for the entire cost of cleanup at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional cleanup is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous materials or those of its predecessor(s) were disposed of at a site that later becomes a Superfund site.

ArcelorMittal USA’s environmental provisions also include $49 million, with anticipated expenditures of $8 million during 2009, to specifically address the removal and disposal of polychlorinated biphenyls (“PCBs”) and the elimination of asbestos-containing material.

In addition to expenditures relating to existing environmental liabilities, ArcelorMittal USA will invest significant sums in response to changes in environmental laws and regulations. For example, several of ArcelorMittal USA’s facilities are subject to revised effluent regulations issued in 2002 under the Clean Water Act. Compliance with such regulations will be required because new facility discharge permits are required to continue operating. ArcelorMittal USA anticipates spending over $40 million on wastewater treatment plant improvements in 2009.

European Union

For our operations in the European Union, significant EU Directives and regulations are applicable to our production units, including the following:

•

Directive 2008/1/EC of January 15, 2008 concerning integrated pollution prevention and control (the “IPPC Directive”), which applies common rules for permitting and controlling industrial installations. This directive, currently under review by the EU Council and Parliament, is complemented by European Pollutant Release and Transfer Register (E-PRTR) regulation (EC) N° 166/2006 of January 18, 2006 implementing the yearly report on release of pollutants and off-site transfer of waste.

•

Directive 2004/35/EC of April 21, 2004 on environmental liability, with regard to the prevention and remediation of environmental damage (the “Environmental Liability Directive”), which establishes liability for remediation of damage to and contamination of the environment (water, soil, protected species and habitats).

•

Directive 2008/98/EC of November 19, 2008 which establishes the legislative framework for the handling and management of waste in the EU and regulation (EC) N° 1013/2006 of June 14, 2006, which regulates the shipment of waste from and towards the European Union.

•

Directive 2008/105/EC of December 16, 2008, setting new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•

Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (the “Emissions Trading Directive”), which establishes a program under which EU member states are allowed to trade greenhouse gas emission allowances within the EU subject to certain conditions.

•	The following EU Directives are also significant:

•	Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•	Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•	Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

EU Directives applicable to our products include those relating to waste electrical and electronic equipments (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004).

ArcelorMittal is also subject to the “REACH” regulation (EC) N° 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU in volumes over one tonne per year, and became effective in June 2007. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of REACH and of the United Nations Globally Harmonized System of

classification and labeling (GHS), which is being incorporated into REACH. In compliance with the REACH regulation, the subsidiaries of the ArcelorMittal group have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (ECHA). Groupwide, ArcelorMittal submitted 756 pre-registration files to ECHA.

ArcelorMittal anticipates that its capital investments for environmental matters in the European Union over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IPPC Directive.

In particular, since 2005 ArcelorMittal’s operations in the European Union are subject to the Emissions Trading Directive, the EU’s central instrument for achieving the EU member states’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for carbon dioxide emissions. The ETS covers more than 10,000 installations across the EU, including combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, and pulp and paper. At the heart of ETS is the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of carbon dioxide. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or purchase the extra allowances that they need on the open market.

The National Allocation Plans (NAPs) for the period 2008 through 2012 have been finalized in almost all EU member states and the allowances assigned to ArcelorMittal’s EU operating subsidiaries are expected to fall short for this period. ArcelorMittal plans to achieve compliance by the implementation of performance efficiency projects, the generation of credits in non-EU countries and the purchase of emission rights on the market. The projected costs for achieving compliance going forward are unknown given the present slowdown in production.

For the period after 2012, the EU institutions adopted on December 17, 2008 the so-called “EU climate change package” containing in particular the following legislative documents:

•	Directive to improve and expand the greenhouse gas (“GHG”) emission allowance trading system of the Community (ETS).

•

Decision on the effort of Member States to reduce their GHG emissions to meet the Community’s GHG emission reduction commitments up to 2020 (20% reduction by 2020 compared to 1990 levels, and 30% if other developed countries commit themselves to comparable emissions reduction).

•	Directive on the geological storage of carbon dioxide.

In particular, the new ETS includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the industrial sector of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme need to be further elaborated in implementing legislation. The free allocation granted after 2012 will largely depend on whether the steel sector will be considered at risk of “carbon leakage”, and on the benchmarks that are to be determined for the sector.

In 2004, ArcelorMittal initiated a legal action before the European Court of First Instance (“CFI”) against the Emissions Trading Directive. ArcelorMittal sought an order finding the Emissions Trading Directive to be partially void and providing compensation for the damages that it may suffer as a result of its implementation. In addition, national legal actions relating, inter alia, to the exclusion of steel installations from the emissions trading system were subsequently initiated in France, Spain and Luxembourg. National proceedings have advanced the furthest in France, where the “Conseil d’Etat” sought in 2007 a preliminary ruling before the European Court of Justice (CoJ) in relation to the principle of non-discrimination (equal treatment of steel with aluminum and plastics). On December 16, 2008 the CoJ ruled that a different treatment was justified at least in the first stage of implementation of the directive. The judgments of the CFI and national courts are expected in 2009.

ArcelorMittal has approved certain capital expenditures in order to facilitate compliance with these environmental regulations, including $14 million for the replacement of coke plant charging cars and the implementation of a system to segregate rainwater at Avilés; $61 million for the secondary dedusting of the steel shops in Florange, Fos-sur-Mer and Bremen; $83 million for the modernization of the dedusting system of sinter plants in North and South Ostrava, as well as $10 million for compliance with sulfur dioxide emissions at the power plant; $61 million for coke oven gas cleaning in Krakow; $16 million for cast house dedusting of blast furnace A and refurbishing the dedusting room of sinter plant 2 in Gent; the revamping of the dedusting plant of Zumarraga, Spain for $6 million; and the new dedusting equipment at Ar stirring plants in Duisburg, Germany for $6 million.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions.

Algeria

An Executive Decree dated April 15, 2006 regarding atmospheric emissions and pollutants in effluent waters will require units exceeding regulatory values to comply before 2011. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharges.

Argentina

At the national level, the Framework Law on the Environment (N° 25675), the laws on the integrated management of waste (N° 25612), hazardous waste (N° 24051), public access to environmental information (N° 25831) and native forests preservation (N° 26331) are applicable to our operations in Argentina. At the provincial level, our operations are subject to various environmental regulations relating to licenses, reporting on compliance, impact studies, air emissions and water effluents, among others.

Bosnia and Herzegovina

A new set of laws and regulations became effective on January 1, 2008. In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan has been submitted to federal and local authorities.

Brazil

Decree N° 6514/2008, which implements law N°9605/1998 on environmental liability, was published in 2008. Pursuant to Law N° 9.985 of July 18, 2000, the percentage of compensation to be applied to greenfield projects developed in areas of conservation remains subject to further discussion. Federal resolution No. 382/2006, published on January 2, 2007 by the Brazilian National Environmental Council (CONAMA), imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxide for new sources in the steel industry. Regarding soil protection, a CONAMA federal resolution is in the final stage of approval.

For the purpose of complying with environmental regulations, capital expenditure in an amount of $28 million has been approved for treatment of the NH3/H2S vapors from the distillation columns of the coke oven plant of Tubarão.

Federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Canada

In April 2007, Environment Canada released its proposed Clean Air Regulatory Agenda framework, which would apply emission-intensity reductions to greenhouse gases beginning in 2010 and absolute limits on emissions of certain conventional air pollutants effective in 2015. The Canadian government has also introduced legislation that will oblige steelmakers and automakers to co-fund a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream. The mercury legislation will also oblige steelmakers to implement a mercury-free scrap purchasing policy.

In the Province of Ontario, ArcelorMittal Dofasco has submitted an application to the Ontario Ministry of the Environment for an Alternative Air Standard in response to new air emissions standards that will come into effect in 2010. Under the regulations, facilities that will require additional time to identify and implement the necessary technologies may apply for alternative standards for a period of up to five years. A necessary component of the application is an action plan identifying a portfolio of future environmental projects necessary to meet the new standards.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in waste water treatment at Port-Cartier and to conduct studies and monitoring on both the Port-Cartier and Mount Wright sites. We expect that the permit will be obtained for Mount Wright in the first half of 2009, to be followed by Port-Cartier.

ArcelorMittal Montreal held several meetings with the Québec Ministry of Sustainable Development of the Environment and of Parks (“MDDEP”) in 2008. We expect that the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur-Ouest facilities will be obtained by the end of the first quarter of 2009.

In October 2007, a new carbon tax (“Redevances pour le Fonds Vert”) was implemented and applied to the purchase of fossil fuels. The tax is based on greenhouse gas emissions.

The upcoming new regulation related to air quality in Québec is to be published. Analysis of its possible impact in the pellet plant is being made by considering the most likely scenarios.

Kazakhstan

A new environmental code has been in effect since February 2007 regarding regulations for air, water and residues.

In order to comply with environmental regulations, capital expenditures of $116 million have been approved for the gas cleaning system of the converter shop and $7 million for the dedusting of lime shop No. 2 at Temirtau.

Mexico

In 2008, ArcelorMittal México conducted a detailed identification of environmental issues relating to its metal and mining facilities and activities in order to define specific actions and investments required to ensure compliance with environmental laws and regulations. As a result of this exercise, an initial $22 million investment is required for projects initiated during 2008.

Russia

ArcelorMittal’s mining subsidiaries operating in the Kuzbass region of Russia are subject to several Russian Federation laws and regulations in the field of environmental protection, including Law no. 7 “On Environmental Protection” dated January 10, 2002; Law “On Air Protection” dated May 4, 1992; Law no. 89-FZ “On Production and Consumption Wastes” dated June 24, 1998; Water Code no. 74/FZ dated June 3, 2006; Land Code no. 136-FZ dated October 25, 2001; and Forest Code no. 101/FZ dated August 10, 2008, among others.

In 2007, following the effectiveness of the new Water Code dated March 30, 2007, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine waste water, with rigid standards and high penalties for non-compliance. The main pollutants in mine wastewater are weighted coal and rock dust particles, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete. The investment required in water treatment to achieve compliance with the new standards in 2009 is estimated at $13 million.

Senegal

In Senegal, the environmental regulations applicable to mining companies are set forth in the Mining Code, Act n° 2003-36 of November 24, 2003, its application decree n°2004-647 of May 17, 2004 and the Code of the Environment, Act n° 2001-01 of January 15, 2001.

These laws outline the requirements applicable to the activities of mining companies, including the exploration phase, exploitation phase and the rehabilitation of a mining site at the end of a mining lease.

South Africa

The most recent developments regarding environmental legislation are as follows:

•

Heightened enforcement and expansion of the mandates of environmental management inspectors are expected after the National Environmental Laws Amendment Bill introduced in the National Assembly on February 28, 2008 is enacted. This is expected to occur in early 2009.

•

A new waste management bill published for the first time in 2006, now in its final stages of approval, may be enacted before the end of the first quarter of 2009, although enactment has been postponed for now due to the strong opposition from the petrochemical sector. The bill would enable authorities to legislate recycling objectives as part of the waste permit process and will state that a “by product” such as blast furnace slag will not be considered “waste” under the legislation.

•	A new air quality act is expected to be fully implemented by September 2009. This act will introduce strict emission and ambient air standards for new and existing plants.

•

Proposed amendments to the Environmental Impact Assessment (EIA) regulations were published in June 2008 under the National Environmental Management Act of 1998 and included new rules about the EIA for mining activities and waste disposal about the non-requirement of the consent of the landowner for an EIA process regarding a planned activity, and about the public’s participation when exemptions are granted.

For the purpose of complying with environmental regulations, capital expenditures have been approved at Vanderbijlpark Works for an amount of $95 million to treat the flue gases from the sinter plant, to install secondary dedusting at the electric arc furnace plant and for stockhouse dedusting at Blast Furnace D. Also, $28 million were approved for the Vaal melt shop dust extraction system at Vereeniging Works.

Trinidad & Tobago

Various pieces of legislation have been enacted under the Environment Management Act of March 8, 2000, the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. Two other pieces of legislation are still under discussion: the Air Pollution Rules of 2001 and the Waste Management Rules of 2008. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008.

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006, which significantly restricts the emission limits of 140 compounds for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

In order to comply with environmental regulations, capital expenditure in an amount of $35 million has been approved for cast house dedusting of blast furnace No.6 at Kryviy Rih.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and note 24 to the ArcelorMittal Consolidated Financial Statements.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. In March 2007, ArcelorMittal launched its revised health and safety policy aimed at reducing the rate and frequency of accidents on a continuing basis. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and follow-up performance targets and monitor results from every business unit. Further, an injury tracking and reporting database is being implemented to track all information on injuries, lost man days and other significant events. It incorporates a return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to improve prevention and prevent recurrence.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2008, the United States, Canada, the European Union and certain other countries with open steel markets sought trade remedies (usually antidumping and, at times, anti-subsidy) against the material injury and the threat of material injury caused by steel imports at unfair terms originating specifically from China and other East Asian steel producing nations. During 2008, certain other major jurisdictions such as Russia and India have become active in aiming to impose antidumping and other trade sanctions against certain countries where ArcelorMittal is producing the relevant targeted products.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause material injury or threat of material injury to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Each year there typically is a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal (for example, in the United States we had a wire rod sunset review in 2008). All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of material injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and material injury are likely to continue or recur, then the orders are continued.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulation. In other situations, particular operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or could be required to domicile, or submit for registration, export contracts with the local central bank.

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

Foreign Exchange

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank. Prior approval is required for foreign funding, hedging policies and offshore investments. Import payments are monitored by the Central Bank, and export receipts are subject to certain restrictions relating to the tenure for which these receipts may be held in foreign currencies.

The purchase and sale of foreign currency by Kazakh residents (including legal entities) is restricted by the National Bank of Kazakhstan. Payments in “routine currency operations” may be made by residents of Kazakhstan to non-residents through authorized banks without restriction. Routine currency operations include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”). Operations involving the movement of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the movement of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid only for a single transaction. These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions, loans with terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature.

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”) with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, while freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 20% withholding tax, and to many conditions for companies that operate under a special tax-advantageous regime. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts out of which 20% can be utilized freely and the balance can be utilized with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

Ukraine has an extensive legislative framework in the area of currency control and financial instruments that governs all aspects of transactions in local currency, the hryvnia (“UAH”), and foreign currency. The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. Any transfer abroad of foreign currency from Ukraine requires an individual license of the National Bank, subject to an exhaustive list of exemptions. Such exemptions include (i) payment in foreign currency abroad by a Ukrainian resident person in discharge of a contractual obligation in such foreign currency to a non-resident in settlement for goods, services, intellectual property rights, or other property rights acquired or received by the resident from the non-resident (however, an acquisition of securities or other “currency valuables” does not fall within this exemption); payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and repatriation abroad from Ukraine of the amount of a foreign investment in foreign currency previously made in Ukraine upon the termination of the relevant investment activity. An individual National Bank license is also required for: repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds; depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening by a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank; and investing abroad, including transferring foreign currency abroad in connection with acquisition of assets and securities. The receipt of a foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident is subject to the registration of the loan with the National Bank. Ukrainian residents may make settlements under import/export transactions within 180 days without restrictions. Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank or non-bank financial institution and only in a limited number of cases and subject to certain conditions.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. Foreign exchange rates are freely negotiated but may be influenced by Central Bank intervention. The Central Bank allows the Brazilian real (“BRL”) to U.S. dollar exchange rate to float freely although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

In India, the exchange rate of the Indian rupee is determined in the interbank foreign exchange market. The Reserve Bank of India (“RBI”) announces a daily reference rate for the rupee against the U.S. dollar, Japanese yen, British pound and euro. While there is no band or peg that the RBI monitors, the value of the rupee is tracked on the basis of the Real Effective Exchange Rate (REER). The REER consists of six currencies: U.S. dollar, euro, British pound, Japanese yen, Chinese yuan and Hong Kong dollar. The rupee rate has been known to deviate significantly from longer-term REER trends. The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act (FEMA) of 2000 mandates that the government oversees current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of Indian rupees have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

The Chinese currency is a managed, non-deliverable currency. The exchange rate of the Chinese yuan (“CNY”) is determined in the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). Five currency pairs are traded in CFETS: the CNY is paired with each of the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the Euro and the British Pound. From January 1, 2006 existing designated foreign exchange banks are permitted to engage in a 'bilateral trading platform' which allows them to trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS, subject to a daily trading band limitation of no more than +/- 0.5% against the U.S. dollar. China maintains strict controls on its currency. Non-residents and Foreign Investment Enterprises (FIEs) must obtain a Foreign Exchange Registration Certificate (FERC) to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency through the government-controlled foreign exchange market. Exporters have from 60 to 360 consecutive days to convert foreign exchange receipts from exports depending on the type of exported product, and 120 days to settle foreign exchange receipts through the foreign exchange market. This term is extended to 180 days if the purchaser fails to pay and if the foreign exchange receipts result from export credit insurance. Services export receipts have 15 days to be converted into ARS. An exporter must transfer any payment within ten days from collection to the bank that transfers the funds into Argentina, but the exporter may also maintain the funds abroad in foreign currency until the due date. The Central Bank allows foreign exchange transactions for the purposes of futures settlements, guarantees, forwards, options and other derivatives as long as they are traded on-shore and settle in ARS. In recent years, the Argentine authorities have been keen to avoid the strengthening of the Argentine peso given the excess supply of U.S. dollars in the market and have set up controls to hinder short-term capital inflows. More recently, stronger demand for the U.S. dollar has forced the Central Bank to start selling U.S. dollars in order to lessen the depreciation of the ARS.

C. Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the current operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries, and not its legal or ownership structure.

The following table identifies by operating segment each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5 Hamilton, Ontario, Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B, Apartado Postal No. 19-A, C.P. 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	99.99%
ArcelorMittal USA Inc.	1, South Dearborn, Chicago, IL 60603, USA	100.00%
ArcelorMittal Mines Canada Inc	24 Boulevard des Iles, Suite 201, Port-Cartier, Quebec, G5B 2H3, Canada	100.00%

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Belgium N.V.	Avenue de l’Yser, 24, 1040 Brussels, Belgium	100.00%
ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.79%
ArcelorMittal Flat Carbon Europe SA	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.68%
Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
Industeel France S.A.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	2739, Estanislao Zeballos, B1643 AGY Buenos Aires, Argentina	99.99	%(3)
ArcelorMittal Belval & Differdange SA	66, rue de Luxembourg, 4221 Esch sur Alzette, Luxembourg	100.00%

ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	99.99%
ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
ArcelorMittal Hochfeld GmbH(2)	Wörthstrasse 125, D-47053 Duisburg, Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
ArcelorMittal Madrid S.L.	Ctra. De Toledo KM 9,200, 28021 Madrid, Spain	100.00%
ArcelorMittal Montreal Inc	4000, route des Aciéries, Contrecoeur, Québec J0L 1C0, Canada	100.00%
ArcelorMittal Olaberría S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
ArcelorMittal Ostrava a.s.	Vratimovska 689, 707 02 Ostrava-Kunčice, Czech Republic	71.58%
ArcelorMittal Point Lisas Ltd.	Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	99.99%
ArcelorMittal Poland S.A.	Ul. Chorzowska 50, 40-121 Katowice, Poland	100.00	%(1)
ArcelorMittal Ruhrort GmbH(2)	Vohwinkelstrasse 107, D-47137 Duisburg, Germany	100.00%
Société Nationale de Sidérurgie S.A.	Route Nationale n° 2, Km 18, BP 551, Al Aarroui, Morocco	32.36	%(4)

AACIS
ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, Vanderbijlpark, 1911, South Africa	52.02%
JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.02%

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Avenida Joao Pinheiro, 580, Centro, 30130-180 Belo Horizonte, Minas Gerais, Brazil	100.00%
ArcelorMittal Stainless Belgium	Avenue de l’Yser, 24, 1040 Brussels, Belgium	100.00%

Steel Solutions and Services
ArcelorMittal International Luxembourg SA	19, avenue de la Liberté, 2930 Luxembourg, Luxembourg	100.00%

(1)	Represents the percentage of shares to which ArcelorMittal has title or that are subject to an executed agreement providing for their transfer to ArcelorMittal at a fixed price and future date.
(2)	ArcelorMittal Ruhrort and ArcelorMittal Hochfeld are together referred to as ArcelorMittal Duisburg.
(3)	Acindar Industria Argentina de Aceros S.A. is controlled by ArcelorMittal Brasil, a subsidiary of ArcelorMittal.
(4)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a subsidiary of ArcelorMittal.

Operating Segments

On April 21, 2008, ArcelorMittal announced a redefinition of the operating responsibilities of all members of the Management Board. This resulted in the following changes in the composition of its reportable segments:

•	Flat Carbon Americas: Dofasco’s pipes and tubes businesses and ArcelorMittal Montreal Inc. have been transferred to Long Carbon Americas and Europe.

•

Flat Carbon Europe: The operations of ArcelorMittal Annaba flat and Skopje (previously reported in the AACIS segment) and the operations of Galati long (previously reported in Long Carbon Americas and Europe) have been transferred to the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

•

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the operations of ArcelorMittal Annaba long, Sonasid, Zenica, and the global pipes and tubes business, which were previously reported in the AACIS segment, and ArcelorMittal Montreal Inc., which was previously reported in the Flat Carbon Americas segment. The Galati long business has been transferred to the Flat Carbon Europe segment. The wire drawing businesses have been transferred to the Steel Solutions and Services segment.

•

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment excludes the operations of ArcelorMittal Annaba, Sonasid, Zenica, Skopje and the pipes and tubes businesses, which have been transferred to the respective segments as discussed above.

•

Steel Solutions and Services: The operations of ArcelorMittal wire drawing businesses, which were previously reported within the Long Carbon Americas and Europe segment, have been transferred to the Steel Solutions and Services segment.

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2008, shipments from Flat Carbon Americas totaled 25.8 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 13 integrated and mini-mill sites located in eight countries. In 2008, shipments from Flat Carbon Europe totaled 33.5 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms and wire drawing. In Long Carbon Americas, production facilities are located at 15 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 18 integrated and mini-mill sites in ten countries. In 2008, shipments from Long Carbon Americas and Europe totaled approximately 27.1 million tonnes.

AACIS produces a combination of flat and long products and pipes and tubes. It has six flat and long production facilities in three countries. In 2008, shipments from Asia, Africa and CIS totaled approximately 13.3 million tonnes, with shipments having been made worldwide.

Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America. In the Americas, production facilities are located at one integrated site located in one country, while in Europe production facilities are located at four mini-mill sites in two countries. The products produced by Stainless Steel are sold to customers primarily in the following industries: domestic appliances and household equipment; automotive; construction; and general industry. In 2008, shipments from Stainless Steel totaled approximately 2.0 million tonnes.

Steel Solutions and Services is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

D. Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the six segments described above in “Item 4C—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Production Facilities of ArcelorMittal

The following table provides an overview by type of facility of ArcelorMittal’s principal production units:

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Coke Plant	67	37.3	30.5
Sinter Plant	35	103.9	79.9
Blast Furnace	66	104.9	72.3
Basic Oxygen Furnace (including Tandem Furnace)	81	109.4	76.2
DRI Plant	15	12.4	8.1
Electric Arc Furnace	56	40.6	27.8
Continuous Caster—Bloom / Billet	51	40.5	26.7
Breakdown Mill (Blooming / Slabbing Mill)	4	11.7	6.7
Billet Rolling Mill	5	6.3	2.0
Section Mill	34	16.8	11.3
Bar Mill	30	11.7	7.4
Wire Rod Mill	23	14.3	10.3
Continuous Caster—Slabs	57	99.4	69.1
Hot Rolling Mill	31	89.9	55.5
Pickling Line	54	49.0	24.5
Tandem Mill	42	39.7	25.3
Annealing Line	69	19.0	11.2
Skin Pass Mill	45	24.2	11.5
Hot Dip Galvanizing Line	61	19.8	15.2
Electro Galvanizing Line	16	2.9	1.8
Tinplate Mill	19	4.6	1.5
Tin Free Steel (TFS)	1	0.3	0.2
Color Coating Line	16	2.2	1.5
Plate Mill	12	6.8	4.6
Seamless Pipes	9	1.1	0.6
Welded Pipes	69	3.1	1.5

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Cleveland	USA	Cleveland, OH	Integrated	Flat
Warren	USA	Warren, OH	Coke-Making	Coke
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
Hennepin	USA	Hennepin, IL	Downstream	Flat
Indiana Harbor	USA	East Chicago, IN	Integrated	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat

Unit	Country	Locations	Type of Plant	Products
Riverdale	USA	Riverdale, IL	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Lackawanna	USA	Lackawanna, NY	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Monessen	USA	Monessen, PA	Coke-Making	Coke
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas Volcan Mine	Mexico	Sonaro	Iron Ore Mine	Mining
ArcelorMittal Lázaro Cárdenas Pena Colorada	Mexico	Minatitlan	Iron Ore Mine	Mining
Arcelor Mittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke
Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Mining Canada	Canada	Quebec	Iron Ore Mine	Mining

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Coke Plant	7	6.2	6.0
Sinter Plant	4	10.8	8.8
Blast Furnace	14	27.4	19.9
Basic Oxygen Furnace (including Tandem Furnace)	19	30.9	20.7
DRI Plant	2	4.1	3.4
Electric Arc Furnace	6	6.1	4.7
Continuous Caster—Slabs	18	35.5	25.3
Hot Rolling Mill	8	27.6	16.9
Pickling Line	14	17.3	8.6
Tandem Mill	11	13.2	7.3
Annealing Line	21	9.2	5.2
Skin Pass Mill	15	11.4	4.8
Hot Dip Galvanizing Line	16	6.3	4.2
Electro Galvanizing Line	2	0.5	0.3
Tinplate Mill	6	1.3	0.7
Tin Free Steel (TFS)	1	0.3	0.2
Plate Mill	4	2.0	1.6

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products. The production facilities, production capacity and 2008 production of Sparrows Point are not included in this table.

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 20 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), seven finishing plants (six of which produce flat products and one of which produces long products), and two coke -making operations. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The six finishing plants are located in Gary, Weirton, Conshohocken, Lackawanna, Hennepin and Columbus. The two coke batteries are located in Warren and Monessen. In December 2008, ArcelorMittal USA announced plans to close the finishing facilities at Hennepin and Lackawanna permanently.

The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and two slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, three temper mills and three coating lines. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers.

Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include two coke oven batteries, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line. The Burns Harbor plant covers an area of approximately 15.3 square kilometers.

The facilities in Cleveland include two blast furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line.

The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process.

The Weirton facility is a significant producer of tin mill products. Both Lackawanna and Hennepin produce cold-rolled sheet and hot dip galvanized sheet. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and two plate mills capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (1) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (2) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (3) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume near Jackson, Mississippi with a 270,000 tonne annual production capability, (4) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (4) Hibbing Taconite Company, which is described below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago, Indiana.

ArcelorMittal USA has two coke oven batteries that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ coke needs. In the second half of 2008, ArcelorMittal acquired the Koppers’ Monessen Coke Plant in Monessen, Pennsylvania, which has an annual production capacity of 320,000 metric tonnes of metallurgical coke.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca, and owns a majority stake in Hibbing Taconite Company, which is the owner of a mine managed by Cleveland-Cliffs Inc.

ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines near Virginia, Minnesota. The Minorca pelletizing facility produced 2.8 million metric tonnes of fluxed pellets in 2008. Iron ore is mined from the Laurentian Pit and the East Pit, located 12 kilometers from the processing facility. The operation consists of the two mines, a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor West.

Hibbing Taconite Company mines the lower cherty layer of Minnesota’s Mesabi Iron Range and is located four miles north of Hibbing, Minnesota. The Hibbing mine is jointly owned by ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel Canada (14.7%). The mine produced 8.4 million metric tonnes of taconite pellets in 2008. The operation consists of drilling, blasting, loading, hauling, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to Superior, Wisconsin, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steel-making plants, principally Burns Harbor.

ArcelorMittal USA Coal Mines

ArcelorMittal Coal Group USA, LLC and its subsidiaries operate surface mines and deep mines in McDowell County, West Virginia, as well as a surface mine in Tazewell County, Virginia. The group combines the Mid Vol Coal Group and the Concept Group, which were acquired by ArcelorMittal in July and August of 2008, respectively. The combined production of the mines in 2008 was 1.9 million tonnes.

The Eckman Surface Mine (Northern Property) in McDowell County and is currently mining on a surface area of approximately 500 acres. It also has a deep mine that is currently being developed, as well as a coal preparation plant and a loadout facility. The Paradise Surface Mine and Virginia Point Surface Mine (Southern Property) are located in southern McDowell County, West Virginia and Tazewell County, Virginia on a surface area of approximately 700 acres. The property also has a surface mine that is currently being developed. The Western Property, which is located in McDowell County, West Virginia, has four active deep mines and one deep mine that is currently being developed. The property also has a coal preparation plant and two active loadouts.

ArcelorMittal Tubarão

ArcelorMittal Tubarão (“AMT”), a wholly-owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, semi-finished steel plates for export and HRC, while ArcelorMittal Vega produces cold- rolled coil and galvanized steel, to be used primarily by the automobile industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot -rolled coil, its main raw material, from Tubarão. AMT’s Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, a sinter plant, three blast furnaces, a steel-making shop consisting of three oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art coil strip mill and a hot dip galvanizing line. In July 2007, AMT successfully commissioned the third blast furnace and other steel making facilities, increasing slab capacity to 7.5 million MT. The projects to increase the Tubarão hot strip mill capacity and the Vega finishing operations are in progress and scheduled to be commissioned in 2009 and 2010 respectively. In 2008, AMT produced 6.1 million tonnes of crude steel.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injection, permitting the production of higher quality slabs that are used for specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán state, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2008, AMLC produced 3.1 million tonnes of crude steel.

AMLC Mining Assets

AMLC operates three iron ore mines in Mexico, through joint ownership of the Peña Colorada mine with Ternium S.A., and through its ownership of the El Volcan and Las Truchas mines. All of the output of these mines is consumed by AMLC’s and Ternium’s steel plants.

Peña Colorada

Peña Colorada is an open pit mine on the Pacific coast of Mexico. AMLC owns 50% of the company, and Ternium S.A. owns 50% the company. Peña Colorada produces magnetite concentrate and iron ore pellets. The mine produced 4.5 million tonnes of concentrate in 2008. The mine and the beneficiation plant are located near Minatitlán, and the pelletizing plant is located near Manzanillo Port, 50 kilometers from Minatitlán. Major production facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation in the beneficiation plant. There are also two pelletizing lines with vacuum filtration facilities, balling discs and traveling grates by Lurgi. Both magnetite concentrates and iron ore pellets are shipped from Manzanillo Port to AMLC and abroad, as well as to Ternium steel plants by rail and by ship.

El Volcan

The El Volcan iron ore mine is an open pit operation that commenced operations in 2008. The operation includes mine exploitation, crushing and dry cobbing facilities and a concentrate plant with a two million tonne capacity, as well as port facilities. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources.

The mine is located in the northwest Mexican state of Sonora, 250 kilometers from the El Volcan port facility. The crushed and preconcetrated iron ore is transported by truck to a concentration plant located 120 kilometers from the El Volcan facility, and the concentrate is transported by rail to the Pacific port of Guaymas in order to be transported to the Lázaro Cárdenas steel plant. The crushing facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic separator and four tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, trippers, a conveyor, transfer towers and two ship loading systems.

Las Truchas

Las Truchas mine is an integrated iron ore operation that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 2.3 million tonnes in 2008. The extracted ore is used in steel production for both AMLC and ArcelorMittal Las Truchas (see “—Long Carbon Americas—ArcelorMittal Las Truchas”.

Las Truchas mine is located near the steel plant at the port of Lázaro Cárdenas. The concentrate ore is pumped through a 26 kilometer slurry pipeline. This facility includes one primary crusher, two secondary crushers and three tertiary crushers. The concentration plant includes one ball mill and one bar mill, two wet magnetic separation circuits, a pumping station, the 26 kilometer slurry pipeline and a tails dam.

ArcelorMittal Dofasco Inc.

ArcelorMittal Dofasco Inc. (Dofasco) is a leading North American steel solution provider and one of Canada’s largest manufacturers of flat rolled steels. Its products include hot-rolled, cold-rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Dofasco has seven wholly-owned operating subsidiaries: Dofasco USA Inc., Dofasco Tubular Products Inc., Dofasco Tubular Products Corporation, Sorevco Inc., Powerlasers Limited, Powerlasers Corporation and ArcelorMittal Mines Canada mining company (“AMMC”). Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50%-owned mini-mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky, USA. Products produced by Dofasco and its steel-related joint ventures and subsidiaries include: hot- and cold-rolled steels; galvanized, Extragal and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser-welded steel blanks; and iron ore concentrate and pellets. Dofasco owns 100% of AMMC (whose operations are described below) and owns a 28.6% interest in Wabush Mines, each of which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers. In March 2008, ArcelorMittal Dofasco Inc. filed suit against U.S. Steel Canada Inc. and Cleveland-Cliffs Inc. seeking to enforce their agreements to sell their respective interests in Wabush Mines. In November 2008, the court dismissed the action against U.S. Steel. ArcelorMittal’s claim against Cleveland-Cliffs remains pending.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three blast furnaces, of which two are currently operating, three coke plants comprising six batteries, one basic oxygen steel-making plant, one two-strand slab caster and a single-strand slab caster, one twin shell electric arc furnace and two ladle metallurgy stations associated with steel-making, a hot strip rolling mill including, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous, stand-alone pickle line, one electrolytic cleaning line, and shearing, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, two continuous annealing lines, 140 conventional and 16 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume steel and another of which is capable of producing Extragal steel, one continuous electrolytic tinning and chromium coating line, one coil preparation line and a tinplate packaging line and two tube mills. Dofasco produced 3.1million tonnes of crude steel in 2008.

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore products, including concentrate and several types of pellets. It holds mining rights over 60,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The Mont-Wright operation consists of open pit mines and a concentrator, which began production in 1975. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, is a seasonal operation from which approximately 2.5 million tonnes of iron ore are transported by rail to the Mont-Wright concentrator annually. The Mont Reed deposit is currently not mined.

The mines in aggregate produced 13.8 million tonnes of pellets and concentrates in 2008.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Steel Belgium	Belgium	Ghent, Geel, Genk, Huy	Integrated and Downstream	Flat
ArcelorMittal Liege	Belgium	Liege	Integrated and Downstream	Flat
ArcelorMittal Atlantique	France	Dunkirk, Mardyck, Montataire, Desvres	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
ArcelorMittal Lorraine	France	Florange, Mouzon	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón	Integrated	Flat, Long
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Packaging	Belgium, France, Spain	Liège, Basse-Indre, Florange, Avilés, Etxebarri	Downstream	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Batory	Integrated	Flat
ArcelorMittal Frydek – Mistek	Czech Rep.	Ostrava	Downstream	Flat
ArcelorMittal Skopje(1)	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond	Mini-mill and Downstream	Flat

(1)	The Skopje plant was transferred to the Flat Carbon Europe segment in 2008.

Production Facilities—Flat Carbon Europe

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Coke Plant	29	15.9	13.9
Sinter Plant	16	58.6	46.6
Blast Furnace	26	45.8	32.6
Basic Oxygen Furnace (Incl. Tandem Furnace)	30	46.4	34.2
Electric Arc Furnace	5	2.7	2.1
Continuous Bloom / Billet Caster	4	4.0	2.5
Billet Rolling Mill	1	2.5	0
Continuous Caster – Slabs	25	46.6	32.5
Hot Rolling Mill	13	44.6	27.9
Pickling Line	27	24.5	11.4
Tandem Mill	22	20.9	14.9
Annealing Line	14	4.9	3.2
Skin Pass Mill	16	9.8	5.2
Hot Dip Galvanizing Line	34	11.8	9.8
Electro Galvanizing Line	9	2.1	1.4

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Tinplate Mill	9	1.9	0
Color Coating Line	14	2.1	1.3
Plate Mill	7	4.2	2.6

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen GmbH

ArcelorMittal Bremen is situated on the bank of the River Weser in the north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with four million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 2.7 million tonnes of crude steel in 2008.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. The finishing plant has one pickling line, a four-stand tandem mill, a batch annealing and temper mill, and two hot dip-galvanizing lines. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

Cockerill Sambre and Arcelor Produits Plats Wallonie

The primary facilities of Cockerill Sambre in Liège are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes one coke plant, one sinter plant and two blast furnaces, and the Chertal plant, which includes a steel shop with three converters, ladle metallurgy with RH vacuum treatment, two continuous caster machines (one double strand and one single strand) and a hot strip mill. Cockerill Sambre relies on the finishing facilities of ArcelorMittal Steel Belgium and has an annual production capacity of 3.5 million tonnes of crude steel. Cockerill Sambre produced 2.0 million tonnes of crude steel in 2008.

Most raw materials used by Cockerill Sambre and Arcelor Produits Plats Wallonie are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. Pig iron is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to a power plant that produces steam and electricity. The finishing facilities located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mills (located in Tilleur), batch annealing furnaces and one continuous annealing line (located in Jemeppe), four hot dip galvanizing lines and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

Cockerill Sambre produces a large range of high-quality steel grades—ultra-low carbon steels to deep-drawing aluminum-killed steels and tinplate low carbon specifications, including a range of construction steels and micro-alloyed grades. A portion of its production is sent to the Liège finishing facilities; the remainder is sold to ArcelorMittal Construction France and Condesa Group, with some slabs sold to the Duferco Group. The Liège finishing facilities mainly produce higher added-value products, such as products for automotive use (exposed and non-exposed parts), including high-strength steel for household electrical devices, general industry and construction applications, as well as packaging.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkerque, Mardyck, Montataire and Desvres. The Dunkerque, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.5 million tonnes. In 2008, ArcelorMittal Atlantique produced 6.3 million tonnes of crude steel. The Dunkerque plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen furnace (BOF) converters, one ladle treatment, one RH vacuum degasser, one tank vacuum degasser, four continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot -rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. Florange is the only fully integrated steel plant in France. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has a total annual production capacity of 3.2 million tonnes of hot -rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities of ArcelorMittal Packaging in Florange.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the primary portion. Florange produced 2.0 million tonnes of crude steel in 2008. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, a continuous annealing line, a batch annealing and temper mill, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic -coated material. Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic -coated), while others are designed for the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). Over 93% of the sites’ total production supplies the French and European Union markets.

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly -automated plant with two blast furnaces, one sinter plant, two oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold -rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting.

In 2008, ArcelorMittal Eisenhüttenstadt produced 1.8 million tonnes of crude steel. Its maximum production capacity is 2.7 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two factories, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two factories operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2008, ArcelorMittal España produced 3.4 million tonnes of crude steel.

The factories are also connected by rail to the two main ports in the region, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, both to other units of the ArcelorMittal group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal factories in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities direct to the ArcelorMittal Sagunto and ArcelorMittal Etxebarri plants, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet and tinplate. The ArcelorMittal Sagunto plant covers an area of approximately 0.3 square kilometers.

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and other one in Gijón for long products, with two caster for bloom and billet, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing plant for electrical steels located in Saint-Chély, 300 kilometers north of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseilles on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 2.96 million tonnes of crude steel in 2008.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.

ArcelorMittal Belgium (Gent, Geel and Genk)

ArcelorMittal Gent, Geel and Genk are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 5.0 million tonnes of crude steel. In 2008, ArcelorMittal Gent produced 4.1 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Arcelor Genk plant covers an area of 0.2 square kilometers.

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

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. The products are sold through the Flat Carbon Western Europe segment.

ArcelorMittal Piombino S.p.a.

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic -coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, four hot dip galvanizing lines and three organic coating lines, one of which is located in Avellino. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold -rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of two million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, temper mill, an electro-galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line. Its crude steel production reached 1.4 million tonnes in 2008.

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent 20% of total shipments, most of them in Western Europe.

ArcelorMittal Packaging S.A.

ArcelorMittal Packaging is the world leader in steel for packaging production and sales. It operates five plants and two steel service centers. Its plants are located in Tilleur, Belgium, Florange and Basse-Indre in France, and Etxebarri and Avilés in Spain. Its steel service centers are located in Italy and in Turkey.

ArcelorMittal Packaging produces and delivers a variety of steel for packaging in coils or in buckles to can- makers, including tinplate, ECCS for ends and drawn cans, as well as wide DWI for beverage cans. It also supplies high-specification products for sophisticated packaging requirements, such as extra-thin gauge steel.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”); located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France; Euroform, located in Saint-Chamond, France; ArcelorMittal Ringmill, located in Seraing, Belgium; and UF Aciers, located in Dunkirk, France. Industeel also owns a research and development center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully -integrated, ranging from melt shop to finishing facilities. IB and IC are designed to produce special steel plates, ranging from five to 150 millimeters, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The research and development center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal equipment consists of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill, and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 458,000 tonnes in 2008, including 64,000 tonnes of semi-products.

Industeel’s main product segments are stainless steel, pressure vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, wear -resistant steel, assembly industries, process industries and construction inside and outside of Europe. The ringmill products are predominantly used in the wind turbine market.

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

ArcelorMittal Poland also has interests in a number of companies—some of which operate rolling mills that transform converting billets, slabs and other semi-finished products into a range of finished products, as well as one company, Zdzieszowice Coke Plant, that produces and supplies coke to other ArcelorMittal subsidiaries.

ArcelorMittal Poland produces a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, welded tubes, wire-rods and other wire products and coated sheets. More than 50% of ArcelorMittal Poland’s products are sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of 14 coke oven batteries, two sinter plants, five (four of which are operational) blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one breakdown mill (bloom and slabs) one billet mill, one hot rolling mill, one cold rolling mill, one heavy section mill, one medium section mill, three galvanizing lines, two color coating lines, one wire rod mill, one pipe/tube mill and one cold rolling mill for narrow strips. ArcelorMittal Poland produced 5.2 million tonnes of crude steel in 2008.

ArcelorMittal Galati S.A.

ArcelorMittal Galati’s principal facilities include six coke oven batteries (five of which are operational), two sintering plants, five blast furnaces, six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (two of which are operational), one billet mill, two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers. In 2008, ArcelorMittal Galati produced 3.2 million tonnes of crude steel. ArcelorMittal Galati produces slabs, billets, plates, hot-rolled, cold-rolled and galvanized sheets. Approximately 31% of its products are sold in Romania.

Following the completion in 2008 of a $291 million capital expenditures program entered into with the Romanian government, ArcelorMittal Galati has a commitment to spend a further $60 million in capital expenditures from 2009 to 2011. This investment commitment is secured by a pledge of a portion of ArcelorMittal Galati’s shares.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces both flat and long carbon products. The facility is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Ostrava”.

ArcelorMittal Annaba

ArcelorMittal Annaba produces both flat and long carbon products. Its flat products business is included in ArcelorMittal’s Flat Carbon Europe segment, while its long products business is included in ArcelorMittal’s Long Carbon Americas and Europe segment. It is described under “—Long Carbon Americas and Europe—ArcelorMittal Annaba”.

Long Carbon Americas and Europe

ArcelorMittal’s Long Carbon Americas and Europe segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Argentina, Costa Rica, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Italy, Poland, Romania, Morocco, Algeria, Bosnia and Herzegovina and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Long Carbon segment:

Production Locations—Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Olaberría	Spain	Olaberría	Mini-mill	Long / Sections
ArcelorMittal Bergara	Spain	Bergara	Mini-mill	Long / Sections
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Mini-mill	Long / Wire Rod
Arcelor Huta Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Zumárraga	Spain	Zumárraga	Mini-mill	Long / Bars, Wire rods
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections, Wire Rod
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod, Sheet Piles
ArcelorMittal Poland	Poland	Dabrowa Gornica, Sosnowiec, Krolewska	Integrated	Long / Sections, Wire Rod, Sheet Piles
ArcelorMittal Annaba(1)	Algeria	Annaba	Integrated / Mini-mill	Long / Wire Rod, Rebars, Flat/Hot Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes/Seamless Pipes
ArcelorMittal Tebessa	Algeria	Annaba	Iron Ore Mine	Mining
Sonasid(1)	Morocco	Nador, Lasfar, Jorf	Mini-mill	Long
ArcelorMittal Zenica(1)	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	Iron Ore Mining	Mining
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long
ArcelorMittal USA	USA	La Place, LA	Mini-mill	Long
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod

Unit	Country	Locations	Type of Plant	Products
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod / Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Vitoria, Cariacica	Mini-mill	Long / Bar / Wire Rod
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Córdoba, Celaya, Tultitlán, Vinton	Integrated, Mini-mill and Downstream	Long / Bar, Wire Rod
ArcelorMittal Las Truchas	Mexico	Lazaro Cardenas	Iron Ore Mine	Mining
ArcelorMittal Tubular Products (1)	Romania, Czech Rep, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Krakow, Vereeniging, Temirtau, Contrecoeur Ouest, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry	Downstream	P&T

(1)	ArcelorMittal Zenica, ArcelorMittal Annaba, Sonasid and ArcelorMittal Tubular Products were transferred to Long Carbon Americas and Europe in 2008.

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Coke Plant	6	3.7	2.5
Sinter Plant	6	10.5	5.7
Blast Furnace	12	9.9	6.3
Basic Oxygen Furnace (including Tandem Furnace)	15	12.0	8.0
DRI Plant	7	6.8	3.8
Electric Arc Furnace	34	25.7	16.9
Continuous Caster—Bloom / Billet	44	33.6	22.5
Breakdown Mill (Blooming / Slabbing Mill)	2	1.7	0.4
Billet Rolling Mill	3	2.3	1.0
Section Mill	25	11.9	7.4
Bar Mill	27	10.9	7.0
Wire Rod Mill	19	11.6	8.2
Continuous Caster—Slabs	4	3.1	1.9
Hot Rolling Mill	3	3.8	1.3
Pickling Line	4	0.6	0.1
Tandem Mill	5	1.5	0.3
Annealing Line	11	1.1	0.2
Skin Pass Mill	4	1.1	0.2
Hot Dip Galvanizing Line	6	0.2	0.1
Electro Galvanizing Line	4	0.2	0.0
Tinplate Mill	1	0.1	0.0
Seamless Pipes	9	1.1	0.6
Welded Pipes	69	3.1	1.5

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products. The Wire Drawing business was transferred to the ArcelorMittal Steel Solutions and Services segment in 2008.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Acindar in Argentina, Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), one semi-integrated steel plant (the Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants—Brazil), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Florestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1,322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 5.7 million tonnes. In 2008, it produced 4.9 million tonnes of crude steel. In 2008, ArcelorMittal Brasil produced a total of 5.0 million tonnes of rolled products, of which 0.7 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products, such as welded mesh, trusses, pre-stressed wires, annealed wires and nails sold to construction companies, as well as drawn bars for the automotive industry.

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

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil sector include welded mesh, trusses, annealed wire and nails. In addition, ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility, which are sold to customers in the automotive industrial sector.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul is an iron ore producer located in the Minas Gerais state of Brazil, about 60 kilometers south of Belo Horizonte, in the iron quadrangle. It supplies lump ore for local pig iron producers, and started a concentration plant in 2008, which is currently in ramp-up stage.

Mineral production is transported either by truck to local pig iron producers, or by truck and railway up to third-party port facilities located in the Rio de Janeiro state, where it is exported.

Acindar Industria Argentina de Aceros S.A.

Acindar Industria Argentina de Aceros S.A. (Acindar) is the largest long steel maker in Argentina. Its main facilities, located in Villa Constitución in the Santa Fe province of Argentina, comprise a direct reduction plant, an electric arc furnace, a ladle furnace and continuous casting, rolling mills, wires production and construction service facilities. The Acindar plant covers an area of approximately 2.8 square kilometers. In 2008, Acindar produced 1.4 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end -users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2008 shipments. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2008, ArcelorMittal Point Lisas produced 0.49 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2008, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities and the mining operations associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, continuous billet caster, and bar mill. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”).

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets. Principal facilities consist of an electric arc furnace, vacuum degasser, bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of two electric arc furnaces, two ladle metallurgy stations, a billet caster and a wire rod rolling mill.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces reinforcing bar. Vinton’s operations include two electric arc furnaces, a continuous caster and a rolling mill.

In June 2008, ArcelorMittal USA acquired Bayou Steel, a structural steel producer located in LaPlace, Louisiana and Harriman, Tennessee. The facilities in LaPlace consist of one electric arc furnace, a continuous caster and a rolling mill. Harriman consists of a rolling mill that is supplied with billets from LaPlace.

ArcelorMittal Montreal

ArcelorMittal Montreal (f/k/a Mittal Canada) is the largest mini-mill in Canada with 2.5 million tonnes of crude steel capacity. In 2008, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

ArcelorMittal Montreal’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace and a bar mill. Its steel production is made out of recycled scrap.

ArcelorMittal Montreal also operates a second bar mill in the Montreal area. It is engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario. ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal to the Flat Carbon segment and to external clients.

In July 2008, ArcelorMittal Montreal acquired Bakermet, a scrap recycling business located in Ottawa, Ontario. This acquisition added an important source of scrap supply. As of December 31, 2008, ArcelorMittal Montreal also owns interests in Dietcher, a scrap processing business located in Montreal.

In February 2008, ArcelorMittal Montreal ceased operations of its two flat business units following the announced restructuring of its flat business division at the end of 2007. ArcelorMittal Montreal also restructured its wire-drawing segment by closing the Lachine site in June 2008 and consolidating production and equipment at its St. Patrick site. ArcelorMittal Montreal continues to operate the Walker Wire facility near Detroit, Michigan, as a distribution facility for its wiredrawing segment.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas (f/k/a Sicartsa) is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is the largest exporter of rebar and wire rod in Mexico. It is located in Lázaro Cárdenas, Mexico, with additional facilities elsewhere in Mexico and in Texas.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines, described under “—Flat Carbon Americas—ArcelorMittal Lázaro Cárdenas”, are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has an annual production capacity of up to 1.7 million tonnes of finished products and 2.35 million tonnes of liquid steel. In 2008, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, an oxy-cupola furnace, two basic oxygen furnaces (BOFs), three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial service facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya, Tultitlán and Vinton. Its Córdoba facility on the Gulf of Mexico has an electric arc furnace mini-mill (Metaver) that produces rebar, with production capacity of 160,000 tonnes per year of liquid steel and 150,000 tonnes per year of billets. It principally supplies billets to the Camsa rolling mill. The Celaya rolling mills (Sibasa), strategically located in the geographic center of Mexico, produce rebar by using billet from ArcelorMittal Las Truchas, including the Vinton site. Its annual rebar production capacity is 550,000 tonnes. The Tultitlán rolling mill (Camsa) processes billets from ArcelorMittal Las Truchas and Cordova (Metaver) to produce rebar. It has an annual rebar production capacity of 240,000 tonnes. Its location in Tultitlán, near Mexico City, allows it to function as a service and distribution center supplying rebar to central Mexico. The Vinton electric arc furnace mini-mill (Border Steel) produces rebar and grinding balls, with annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the American southwest.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, secondary metallurgy (including a ladle furnace, tank degasser and an RH degasser), a blooms caster, a billet caster and a billet mill. In 2008, ArcelorMittal Duisburg produced 1.5 million tonnes of crude steel. The Hochfeld facility is a wire rod mill. The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which in 2005 was extended through 2027, with an increase to 1.5 million tonnes per year as from 2009.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI production facility (MIDREX), one electric arc furnace, one ladle furnace, one billet caster, one wire rod mill and one stretching plant. About 85% of its production is sold in Europe. ArcelorMittal Hamburg produced 0.9 million tonnes of crude steel in 2008.

ArcelorMittal Gandrange & Schifflange

Built in 1966, the Gandrange site cover 279 hectares and has an electric arc furnace, a billet and bar mill and a bar and coil mill. The Schifflange (STFS) site covers 2.8 hectares and has a wire rod mill. In 2008, a rebar and coil facility was added to STFS. The sites produce billets, special bar quality products, rebars and wire rods (mesh, low carbon, high carbon, alloyed spring, steel cord, cold heading quality products and free cutting). The electric arc furnace facility and the billet and bar mill are scheduled to be closed permanently in early 2009 and late 2009, respectively.

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is approximately 72%-owned by the ArcelorMittal group, with the remaining 28% owned by third parties. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces, four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill, two seamless tube mills, one spiral welding shop and one power plant. In 2008, ArcelorMittal Ostrava produced 2.6 million tonnes of crude steel.

In connection with the 2003 privatization of ArcelorMittal Ostrava by the government of the Czech Republic (as part of its initiative to restructure the Czech steel industry), ArcelorMittal made capital expenditure commitments totaling $243 million (by Czech accounting standards) over 10 years (including $20 million for environmental improvements).

ArcelorMittal Ostrava has made capital expenditures of approximately $217 million as of December 31, 2008 towards this commitment. In connection with the acquisition, ArcelorMittal restructured the debt obligations of ArcelorMittal Ostrava with a consortium of Czech and international banks led by the International Finance Corporation, and also agreed to follow a medium-term restructuring plan approved by the European Commission. This plan includes certain reductions in capacity and employment levels.

ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products directly to end-users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Tubular Products Ostrava a.s., Jakl Karvina a.s. and Valcovny Plechu a.s., which are all wholly-owned. ArcelorMittal Tubular Products Ostrava has an annual capacity of 275,000 tonnes of seamless tubes and 45,000 tonnes of welded pipes. Jakl Karvina has an annual capacity of 255,000 tonnes of welded pipes. Valcovny Plechu has an annual capacity of 210,000 tonnes of cold-rolled products and 42,000 tonnes of cold-rolled strips.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles, and produced 1.7 million tonnes of crude steel in 2008.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange, Luxembourg. ArcelorMittal Rodange & Schifflange is 80%-owned by ArcelorMittal Belval Differdange, with the remaining 20%-owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers. In 2008, ArcelorMittal Rodange & Schifflange produced 0.9 million tonnes of crude steel.

ArcelorMittal Rodange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials), and has recently expanded its range to include light sheet piles products.

ArcelorMittal Warszawa

ArcelorMittal Warszawa (f/k/a Arcelor Huta Warszawa) is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, and two rolling mills (producing special quality bars and rebars). In 2008, ArcelorMittal Warszawa produced 0.5 million tonnes of crude steel. A new rolling mill producing rebars and light merchant started production in the second quarter of 2008. ArcelorMittal Warszawa produces special quality bars from 10 millimeters to 65 millimeters in diameter. Beginning in the second quarter of 2008, ArcelorMittal Warszawa started production of rebars from 10 millimeters to 32 millimeters in diameter.

ArcelorMittal Olaberría

ArcelorMittal Olaberría is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 450 millimeters in diameter and 6.0 and 24.1 meters in length. Its plant covers an area of approximately 0.18 square kilometers. ArcelorMittal Olaberría produced 0.7 million tonnes of crude steel in 2008.

ArcelorMittal Bergara

ArcelorMittal Bergara is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a continuous rolling mill. It produces sections and merchant bars of 80 to 220 millimeters wide and between 6.0 and 18.3 meters long. The ArcelorMittal Bergara plant covers an area of approximately 0.2 square kilometers.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 600 millimeters in diameter and between 9.0 and 18.3 meters in length. Its plant covers an area of approximately 0.2 square kilometers. In 2008, ArcelorMittal Madrid produced 0.5 million tonnes of crude steel.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills. It currently produces angles from 25 to 120 millimeters, flats from 40 to 200 millimeters and rebars from 10 to 32 millimeters in diameter. In 2008, ArcelorMittal Zaragoza produced 0.4 million tonnes of crude steel.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2008, the Asturias steel plant produced 0.7 million tonnes of crude steel (0.250 million tonnes of blooms and 0.419 million tonnes of billets). The wire rod mill produced 0.410 million tonnes of wire rod and the rail mill produced 0.289 million tonnes of rail.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. It is 92%-owned by the ArcelorMittal group and 8% owned by the government of Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 29.1 square kilometers. Its principal production facilities are two electric arc furnaces, coke oven batteries, a sinter plant, a blast furnace, a continuous caster, two rolling mills, a forge shop and a power plant. In 2008, Arcelor Mittal Zenica produced 0.6 million tonnes of crude steel. At the time of acquisition of ArcelorMittal Zenica, capital expenditure commitments totaling $135 million over 10 years (from 2005-2014) were made. As of December 31, 2008 ArcelorMittal Zenica has made capital expenditures of approximately $115 million towards this commitment, including $ 32 million on environmental projects.

ArcelorMittal Zenica produces long and forged products. Approximately 55% of ArcelorMittal Zenica’s production is exported. ArcelorMittal Zenica sells most of its production directly to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal.

The mine is a surface mine that produced 1.2 million tonnes of concentrate in 2008. A new pit in the same area, known as Buvac, is expected to commence production in 2009. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant.

ArcelorMittal Annaba and ArcelorMittal Tebessa

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two basic oxygen furnaces with six converters and one electric arc furnace. It operates two sinter plants, two blast furnaces, a hot-strip mill, a cold reducing mill, a bar and rod mill and a seamless tube mill. In 2008, ArcelorMittal Annaba produced 0.6 million tonnes of crude steel.

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

ArcelorMittal Tebessa operates two iron ore mines at Ouenza and Boukhadra. The Ouenza mine that is located in the southeast of Algeria near the Tunisian border, 150 kilometers from the Annaba coast, is an open cast mine that produced 1.2 million tonnes in 2008 and an overall surface area of 1,085 hectares. Ouenza’s operations began in 1921. Its material is dispatched to ArcelorMittal Annaba Plant.

The Boukhadra mine is located in the southeast of Algeria, near the Tunisian border with a production of 0.5 million tonnes in 2008, approximately 180 kilometers from Annaba coast. Boukhadra’s operations started in 1927. Its material is dispatched to ArcelorMittal Annaba Plant.

Both mines can be accessed by the by road and by electrified railways that run between the mines and ArcelorMittal Annaba steel plant. Since October 18, 2001, both the Ouenza mine and Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively. The major production facilities at the mines include three crusher plants, conveyor belts and wagon-loading hoppers stations.

Sonasid

Sonasid (Société Nationale de Sidérurgie) is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures). Sonasid produced 0.5 million tonnes of crude steel in 2008.

ArcelorMittal Tubular Products

ArcelorMittal Tubular Products division operated 20 plants in Europe, North America, South America, CIS and Africa in 2008. The division caters mainly to the energy, mechanical tubing and automotive tubing and components markets. The facilities include four plants producing seamless tubes, three plants producing large diameter welded tubes, 11 plants producing electric resistance welded (ERW) tubes, one plant producing high value-added cold drawn (DOM) tubes and two facilities producing automotive components using welded tubes.

During 2008, ArcelorMittal acquired Industrias Unicon, the largest pipe and tube manufacturer in Venezuela, with an installed capacity of up to one million tonnes and annual production and shipments of approximately 500,000 tonnes. The facility is capable of producing high -quality line pipe and OCTG Pipes that conform to API specifications for the oil and gas industries. It is a major supplier to the national petroleum company of Venezuela and is also the market leader in mechanical tubing in Venezuela.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine, South Africa and Russia. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	Iron Ore Mining	Mining
ArcelorMittal Temirtau	Kazakhstan	Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya, Tenteskaya	Coal Mining	Mining
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal Kryviy Rih	Ukraine	Underground and Open Mines	Iron Ore Mining	Mining
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Coke Plant	25	11.5	8.1
Sinter Plant	9	24.1	18.7
Blast Furnace	12	21.1	12.9
Basic Oxygen Furnace (including Tandem Furnace)	17	20.2	13.4
DRI Plant	6	1.5	0.9
Electric Arc Furnace	5	3.3	2.0
Continuous Caster—Bloom / Billet	2	2.8	1.7
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	6.2
Billet Rolling Mill	1	1.5	1.1
Section Mill	9	4.8	3.9
Bar Mill	3	0.8	0.4
Wire Rod Mill	4	2.6	2.0
Continuous Caster—Slabs	6	11.2	7.2

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Hot Rolling Mill	3	9.4	6.6
Pickling Line	4	4.5	3.0
Tandem Mill	4	4.1	2.9
Annealing Line	7	1.3	0.9
Skin Pass Mill	3	0.6	0.5
Hot Dip Galvanizing Line	5	1.4	1.1
Electro Galvanizing Line	1	0.1	0.1
Tinplate Mill	3	1.3	0.8
Color Coating Line	2	0.2	0.2
Plate Mill	1	0.6	0.3

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 8.2 million metric tonnes of liquid steel. In 2008, ArcelorMittal South Africa produced 5.531 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. Mittal Steel Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer located in Gauteng province, approximately 80 kilometers south of Johannesburg, that covers an area of approximately 23.0 square kilometers and has a liquid steel capacity of approximately 4.4 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging that produces specialty steel products, covers an area of approximately 0.8 square kilometers and has an annual liquid steel capacity of approximately 0.4 million tonnes of liquid steel. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province that covers an area of approximately 13.1 square kilometers, produces sections and bars and billets for re-rolling and wire rod and has an annual liquid steel capacity of approximately 2.0 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, that covers an area of approximately 4.0 square kilometers, has a liquid steel capacity of approximately 1.4 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings. Approximately 86% of its products are sold in the South African domestic market, with Asia and Africa as its largest export market. It also sells significant quantities of product into Europe and parts of Africa.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of eight coke oven plants (including two coke oven plants under reconstruction), three sintering plants, six blast furnaces (including three under reconstruction), six basic oxygen furnaces, two open hearth furnaces, two blooming mills and six light section/bar mills and three wire rod mills. It covers an area of approximately 120 square kilometers including mines, an agriculture division and various recreational centers.

ArcelorMittal Kryviy Rih is committed to invest at least $500 million through 2010 pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2008, ArcelorMittal Kryviy Rih had spent approximately $495 million toward these commitments. ArcelorMittal Kryviy Rih has also undertaken certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rounds, rebar and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. In 2008, ArcelorMittal Kryviy Rih produced 6.2 million tonnes of crude steel.

ArcelorMittal Kryviy Rih has two captive iron ore mines: an open pit mine that produced 7.8 million tonnes in 2008, known as Kryviy Rih Opencast, and an underground mine with production of 1.6 million tonnes in 2008, known as Kryviy Rih Underground. The production process includes crushing, hydroclassifiers and low intensity magnetic separation.

The main consumer of the sinter and concentrate mining production is ArcelorMittal Kryviy Rih, with some concentrate shipped to other ArcelorMittal affiliates in Kazakhstan and other Eastern Europe group companies, as well as to external consumers.

The Company’s ownership in ArcelorMittal Kryviy Rih increased from 93.77% in 2006 to 94.66% in 2007 and 95.02% in 2008, as a result of acquiring minority interests.

ArcelorMittal Temirtau

ArcelorMittal Temirtau’s wholly-owned integrated steel plant, located in the Karaganda region of Kazakhstan, consists of seven coke oven batteries of which six are operating, three sinter plants, four blast furnaces, three basic oxygen furnaces, two continuous slab casters, one hot strip mill, three cold rolling mills and three tinning lines, two hot dip galvanizing and aluminum-zinc coating lines, one color coating line, two welded pipe mills and a bar mill. It covers an area of approximately seven square kilometers. In 2008, ArcelorMittal Temirtau produced 3.4 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines that produced 3.4 million tonnes and coal mines that produced 4.1 million tonnes of coking coal in 2008.

ArcelorMittal Temirtau commissioned a new bar and section mill in July 2008. The operations are being stabilized for various profiles. The normal operations for all the profiles are expected to begin in the second quarter of 2009.

ArcelorMittal Temirtau’s product range of flat steel products includes pig iron, continuous caster slabs, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. ArcelorMittal has developed a plan to increase the production capacity to 10 million tonnes. This would be done in two phases. In first phase the production capacity would be upgraded to six million tonnes by modernizing and de-bottlenecking existing facilities. In second phase, a greenfield plant with four million tonnes of crude- steel production capacity would be constructed. The iron ore and coal mines and power plants would expand proportionally in order to provide 100% self–sufficiency. In view of the current downturn in the global steel market, the timeframe and required investments for all of these expansion projects is currently subject to review.

Iron Ore Mines: Lisakowsk, Kentobe, Atasu, Atansore

ArcelorMittal Temirtau has four iron ore mines in central Kazakhstan. The mines are Lisakowsk, Kentobe, Atasu and Atansor. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines is by railway.

Lisakowsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises of crushing, screening, grinding, wet jigging and wet magnetic separation. Product is fine concentrate which is dispatched to Temirtau by railway rakes. A prototype pilot project on dephosphorisation was commissioned in 2007. This unit is currently being modified for system improvements.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau. The mine was started in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to be underground mining. Processing comprises of crushing and wet jigging.

Atansor is an open pit operation located about 500 kilometers northeast of Temirtau. The mining lease was obtained by Arcelormittal in 2004. Ore is processed by a crushing and screening circuit.

Karaganda Coal Mines

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) acquired 15 coal mines in 1996 in the Karaganda coal basin region. These mines required considerable restructuring and investments. Restructuring and improvements were made by ArcelorMittal to form eight captive coal mines—Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya and Tentekskaya. These coal mines are all underground mines utilizing the retreat longwall mining method.

The mines produce primarily coking coal used in steel-making at Temirtau as well as thermal coal for Arcelor Mittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated—one located near several of the coal mines and the other at the Arcelor Mittal Temirtau steel plant. Surplus coal is supplied to group steel plants, mainly ArcelorMittal Kryviy Rih.

Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya, Pervomayskaya and Anzherskaya mines, as well as the Severnaya coal washery. The main consumers of the coal and concentrate produced are ArcelorMittal Kriviy Rih, ArcelorMittal Temirtau and ArcelorMittal’s Eastern European plants.

The Berezovskaya mine, which is 98.29%-owned by ArcelorMittal, is an underground mine located in the northeastern part of the Kemerovo geological and economic district of Kuzbass, 35 kilometers from the regional city of Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and is accessible from the Kemerovo-Barzas railway.

The Pervomayskaya mine, which is 99.5%-owned by ArcelorMittal, is an underground mine located in the northern part of the Kemerovo geological and economic district of Kuzbass, 60 kilometers from Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and is accessible from the Kemerovo-Barzas railway.

The Anzherskaya mine, which is wholly-owned by ArcelorMittal, is an underground mine located in the central part of the Anzhersky geological and economic district of Kuzbass. Roads connect the mine to Anzhero-Sudzhensk and it is accessible from the Anzherskaya railway station.

The major mine equipment and machinery includes mining and heading machines, powered supports, face conveyors, rock handling machines, belt conveyors, hoisting machines, electric locomotives, and surface and suspended diesel locomotives.

The Severnaya coal washery began operating in December 2006. The coal preparation plant is adjacent to the Berezovskaya mine.

Stainless Steel

ArcelorMittal Stainless Steel segment has production facilities in South America and Europe, including Brazil, France and Belgium. The following two tables provide an overview by type of facility of ArcelorMittal Stainless Steel principal production locations and production units:

Production Locations—ArcelorMittal Stainless Steel

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Inox Brasil	Brazil	Timóteo	Integrated	Stainless / Silicon
ArcelorMittal Inox Brasil Tubos	Brazil	Timóteo, Ribeirão Pires	Downstream	Stainless Tubes
Cinter	Uruguay	Montevideo	Downstream	Stainless Tubes
ArcelorMittal Stainless France	France	Gueugnon	Downstream	Stainless flat
ArcelorMittal Stainless & Nickel Alloys	France	Imphy	Mini-Mill	Stainless semis/alloys
ArcelorMittal Stainless Precision Europe	France	Pont de Roide / Firminy	Downstream	Stainless precision
ArcelorMittal Stainless France	France	Isbergues	Downstream	Stainless flat
ArcelorMittal Stainless Tubes Europe	France	Ancerville	Downstream	Stainless tubes
ArcelorMittal Stainless Belgium	Belgium	Châtelet, Genk	Mini-Mill / Downstream	Stainless flat
ArcelorMittal Stainless Automotive Tubes	Czech Rep.	Usti	Downstream	Stainless tubes

Production Facilities for ArcelorMittal Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)	Production in 2008 (in million tonnes) (1)
Blast Furnace	2	0.7	0.6
Electric Arc Furnace	6	3.0	2.1
Continuous Bloom / Billet Caster	1	0.1	0.0
Continuous Caster – Slabs	4	3.0	2.1
Hot Rolling Mill	4	4.5	2.8
Cold Rolling Mill (Z mill)	19	2.2	1.4
Pickling Line	5	2.1	1.4
Annealing Line	16	2.4	1.7
Skin Pass Mill	7	1.3	0.8

(1)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.
(2)	Allocation to pickling and annealing lines is based on “carbon steel process” logic, meaning that the pickling line category includes hot annealing lines (anneal before rolling for stainless steel). Annealing lines include final annealing and pickling lines as well as bright annealing lines, which are similar to annealing lines for carbon steel.

ArcelorMittal Inox Brasil S.A.

ArcelorMittal Inox Brasil S.A. (“AMIB”) is the only integrated producer of flat stainless and silicon steel in Latin America. It is the leader of its business segment in Brazil, with a significant market share in the main South American markets. In 2008, it exported products to more than 48 countries. Its steel mill in Timóteo, in the Vale do Aço, Minas Gerais state, Brazil, has an annual production capacity of 0.9 million tonnes of liquid steel.

It also has several subsidiaries: Acesita Serviços, Comércio, Indústria e Participações LTDA ASCIPAR (also known as ArcelorMittal Inox Brasil Serviços), which include several companies involved in steel cutting, finishing, trading and distribution, as well as two entities acquired at the end of 2007, Cínter S.A., a tube manufacturer in Uruguay, and M.T. Majdalani y Cia. S.A., the leading stainless steel service center and distributor in Argentina.

ASCIPAR controls the following companies: ArcelorMittal São Paulo – Serviços Aços Inoxidáveis e Elétricos, which is a service center in Ipiranga, São Paulo that also trades tubes and bars; ArcelorMittal Campinas – Serviços Aços Inoxidáveis e Elétricos, which is a service center; ArcelorMittal Timóteo – Serviços Aços Inoxidáveis e Elétricos, which is a service center at the Timóteo plant that processes stainless steel; ArcelorMittal Timóteo – Comercial Aços Inoxidáveis e Elétricos, which is also located at the Timóteo plant and provides regional stainless flat and tubes commercial and distribution activities; ArcelorMittal Caxias do Sul—Serviços Aços Inoxidáveis e Elétricos, which is a service center in Caxias do Sul (RS); and Acesita Argentina S.A., which handles importing, exporting, purchasing and selling, distribution, representation and trading, processing and transformation of flat and non-flat stainless steel, silicon steels, high carbon steel, non-flat products (except tubes) and cast steel products, primarily in the Argentine market.

ASCIPAR also has a stainless tubes segment that conducts business through the company ArcelorMittal Inox Timóteo Ltda. (also designated as ArcelorMittal Inox Brasil Tubos ), which was formed by a manufacturer of seam-welded stainless steel tubes (formerly named Cetubos) and also a company that serves customers with special welded seams needs (formerly named Inoxtubos). ArcelorMittal Energética Jequitinhonha, other company of ASCIPAR, produces wood and charcoal from cultivated eucalyptus forests for steel-making applications. It is located in Vale do Jequitinhonha, Minas Gerais and covers an area of 1,263 square kilometers, including the cities of Capelinha, Minas Novas, Turmalina, Itamarandiba and Veredinha. AMIB also has a research centre. AMIB export products are distributed worldwide by the ArcelorMittal Stainless International network.

The AMIB integrated plant in Timóteo includes two blast furnaces, a melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), a hot strip rolling mill (including one walking beam and one push furnace with one rougher mill and one steckel mill), stainless cold rolling (including one hot annealing pickling, two cold annealing pickling and one cold preparation line, three cold rolling mills and boxes annealing) and silicon cold rolling (including one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line and one cold rolling mill). AMIB produced 0.77 million tonnes of crude steel in 2008.

ArcelorMittal Stainless Europe

The upstream facilities of ArcelorMittal Stainless Europe (“AMSE”) consist of two steel-making plants in Belgium (Genk and Châtelet). The Genk plant includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Châtelet plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. The Châtelet melt shop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, slab continuous caster and slab grinders. In addition to this melt shop, the Châtelet plant includes a hot rolling facility. The Châtelet plant covers an area of approximately 0.5 square kilometers. ArcelorMittal Stainless Europe produced 1.37 million tonnes of crude steel in 2008.

The AMSE downstream facilities consist of three cold rolling mill plants, located in Genk, Belgium, Gueugnon and Isbergues, France. All three plants include annealing and pickling lines (with shot blasting and pickling equipments), cold rolling mills, bright annealing lines (in Gueugnon and Genk), skin-pass, and finishing operations equipments. In addition, the Isbergues plant also includes a direct rolling annealing and pickling (“DRAP”) line. The Genk plant is focused on austenitic products, Gueugnon on ferritic products, and Isbergues on products dedicated to automotive (mainly ferritic) and industry (mainly austenitic) markets. The Gueugnon plan covers an area of approximately 0.4 square kilometers and the Isbergues plan covers an area of approximately 0.9 square kilometers.

AMSE also has two plants in France that produce precision stainless strips—one in Pont de Roide and the other in Firminy. They are equipped with continuous annealing and pickling lines, cold rolling mills, bright annealing lines and finishing operations equipments. AMSE has also two plants in Europe that produce welded stainless tubes: AMS Automotive Tubes in Usti, Czech Republic, which makes tubes for exhaust systems, and AMS Tubes Europe in Ancerville, France, which makes tubes for industrial applications (decoration and corrosion resistance).

AMSE’s in-house distribution network enables it to cover the entire European market. Its steel service centers are located in Isbergues, France, Genk, Belgium, Luxembourg, Sersheim and Rheinhausen, Germany, Viladecans, Spain, Massalengo and Podenzano, Italy and Siemianowice Slaskie, Poland. All service centers have dedicated equipment to adapt products to local markets. These include slitters, coils packaging lines, cut-to-length lines and coils polishing lines. AMSE export products are distributed worldwide by the ArcelorMittal Stainless International network.

AMSE produces and sells a wide range of products, including semi-finished products delivered by the upstream division (austenitic, ferritic and martensitic slabs and hot-rolled coils) and finished products delivered by specialties, and the automotive and industry division. The specialties division provides products for the following markets: appliances, sinks, cooking utensils, cutlery, catering, auto decorative applications, building and heating systems. The automotive and industry division is a leading supplier in the markets of first transformation (tubes, flat and bars), food and process industry and the automotive industry (exhaust systems and structure).

ArcelorMittal Stainless & Nickel Alloys

ArcelorMittal Stainless & Nickel Alloys (“AMSNA”), formerly known as Imphy Alloys, is a leader in the design, production and transformation of nickel and cobalt alloys as well as in certain specific stainless steels. Produced in the form of bars, cold-rolled strip, wire rod and plates, these products are intended for high-tech applications or applications addressing very specific requirements. ArcelorMittal Stainless & Nickel Alloys’s production facilities are principally located in Imphy, France. They include melt shop, cold rolling mill and wire hot rolling mill facilities. In 2008 AMSNA bought Rescal, a cold drawing shop located 50 kilometers west of Paris that produces heat-resistant elements.

ArcelorMittal Steel Solution and Services

ArcelorMittal Steel Solutions and Services is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. ArcelorMittal Steel Solutions and Services is the largest customer of both the Flat and Long Carbon Steel business units (approximately 80% sourced internally). ArcelorMittal Steel Solutions and Services has many small to medium-sized service centers and warehouses. ArcelorMittal Steel Solutions and Services consists of eight operational units: ArcelorMittal Distribution, ArcelorMittal Steel Service Center, ArcelorMittal Construction, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Total Offer Processing, ArcelorMittal Wire Solutions, and ArcelorMittal Steel Solutions and Services International Development.

ArcelorMittal Distribution

ArcelorMittal Distribution is a multi-customer, multi-service and multi-product distributor, with expertise in service and proximity. It has a regional network of multi-specialist agencies and a series of central and shared stocks that provide a full range of products on demand, including flat, long, technical and special steels, to its customers. These agencies are able to supply small customers locally and also to accompany and to meet the complex needs of major industrial key accounts, supporting them in their own worldwide development. ArcelorMittal Distribution focuses its efforts on the EU member states and Turkey, with an ambitious development strategy for Central and Eastern Europe. Its main customers are in the building, civil engineering, boilerworks, shipbuilding and railway construction, lifting equipment and general industry markets.

ArcelorMittal Steel Service Center

ArcelorMittal Steel Service Center processes flat carbon steel products and delivers a dedicated logistics service to the automotive and other industrial markets, providing tailor-made offers and on-time deliveries in ready-to-use sizes and needed quantities. ArcelorMittal Steel Service Center provides unique products, services and quality to its customers in the automotive industry around the world, complementing the ArcelorMittal Auto Worldwide range. ArcelorMittal Steel Service Center has 46 facilities with numerous production lines: 88 slitters, 75 cut-to-length lines, 13 multi-blanking lines and 11 blanking presses. Additionally, the unit has two pickling lines, one galvanizing line, three organic painting lines and eight cold rolling mills. ArcelorMittal Steel Service Center supplies customers with an integrated offer of slit coils, sheets and blanks, mixing external sourcing and its products with technical expertise and innovation for the automotive and general industry markets.

ArcelorMittal Construction

ArcelorMittal Construction produces light steel-based solutions for cladding, roofing, floors and gutters, assisting customers in the European Union, Russia, Lithuania, China, Brazil, Indian Ocean and the Caribbean. Its facilities include one pickling line, one cold roll mill, two integrated galvanizing/coating lines, two coating lines, 90 profiling lines and 17 panel lines. ArcelorMittal Construction sells three main types of products: profiles, floor elements and sandwich panels. Its ARCLAD brand provides standard cladding profiles and panels for construction with short lead times, on-time deliveries and competitive pricing for the largest standard product range. Its ARVAL brand serves the most diverse requirements of architects and engineering firms with cladding of various colors, shapes and qualities. Its ARMAT brand is focused on residential solutions, providing roof tiles, steel wall panels and gutters.

ArcelorMittal International

ArcelorMittal International is a worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their home markets. It has over 50 sales offices on five continents, serving more than 27 countries and providing its customers with a wide range of flat and long products. It also supplies steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is an industrial wiredrawer, serving the agriculture, automotive, construction and energy industries, among others. Providing products such as fencing, steel cord tire reinforcement, pre-stressing cable strand, offshore platform mooring rope and silicon saw-wire, ArcelorMittal Wire Solutions operates in Europe and North America and has joint ventures with Kiswire in China and Korea. ArcelorMittal Wire Solutions is divided into three business lines: steel cords (including tire cords, bead wires, hose wires, saw wires and technical cords), low carbon (including fencing and agribusiness, industrial wires, cold heading quality, flat wires, fibers and nails), high carbon and bright bars (cold -rolled wire, ropes, oil -tempered wire, distribution of ropes, bright bars, plane strain compression, bedding and seating).

ArcelorMittal Total Offer Processing

ArcelorMittal Total Offer Processing provides steel processing services, including design, production and logistics of components and steel solutions for key industrial accounts. Arcelor Mittal Total Offer Processing’s strategy is to accompany clients throughout their expansion projects abroad, and to invest where these clients are present. The market sectors of ArcelorMittal Total Offer Processing include railways, crane and lifting machinery, material for construction and earth moving equipment (known as yellow goods), agriculture, trucks, new energies and electrical appliances. ArcelorMittal Total Offer Processing is currently present in 32 sites in 11 countries.

ArcelorMittal Projects

ArcelorMittal Projects is focused on the realization of global infrastructural and building projects. It aims at long -term partnership with its customers, who are mainly contractors, oil and gas firms and engineering companies. Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquefied natural gas (LNG) terminals and civil construction projects all over the world.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved written comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel in 2008. ArcelorMittal had sales of $124.9 billion and steel shipments of 101.7 million tonnes for the year ended December 31, 2008. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2008, ArcelorMittal had approximately 316,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 180 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Although uptrends and downtrends may become less pronounced in the future as steel industry consolidation continues, the significant fall in demand in late 2008 has shown that the market is not immune to volatility and sharp corrections following a period of continuous growth between 2004 and 2008. As prices of steel and associated raw materials rose through the summer of 2008, speculative behavior in many markets masked an underlying weakening of demand for steel. Then, as the global economic crisis worsened in September 2008, the market collapsed and steel producers including ArcelorMittal abruptly cut production by significant amounts.

While the medium-term outlook is one of continued growth in steel demand, particularly in developing markets, and the first eight months of 2008 was a period where the industry was able to increase profit margins, late 2008 was characterized by a significant squeeze on margins as raw material costs—a substantial portion of which were set on an annual basis earlier during the year, as in the case of iron ore and coal—remained high in the aggregate while steel prices fell. This led to the implementation of significant cost-cutting measures, particularly those not directly linked to production (see “—Initiatives in Response to Changing Market Conditions”).

ArcelorMittal believes the key drivers for maintaining a competitive position and positive financial performance in this challenging environment are cost efficient production, focused customer service, product differentiation, vertical integration, geographic diversification and lower leverage.

ArcelorMittal’s revenues are predominantly derived from the sale of flat steel products, long steel products and stainless steel and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and to available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and, therefore, export sales revenue fluctuates as a function of the worldwide balance of supply and demand at the time such sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional, and price increases in steel may lag price increases in production costs. Mini-mills with scrap as a primary input (which is typically traded on spot basis) can have significant cost advantages in an environment of wide fluctuations in price of steel and raw materials. Conversely, as in the fourth quarter of 2008, decreases in steel prices may outstrip decreases in raw material costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

Economic Environment1

Despite the ongoing financial crisis, global gross domestic product (“GDP”) is estimated to have grown by 2.4% in 2008, although relatively healthy growth in first half of 2008 has been replaced by substantial deceleration in the second half of the year.

[1]	Source: Global Insight World Data

Initially the bursting of the housing bubble in the United States led to a limited retraction of credit beginning in August 2007, and demand globally continued to be supported by the strength of emerging regions. Asia excluding Japan continued to grow rapidly in the first half of 2008 (7.5% year-on-year), only slightly below the 8.2% recorded in 2007, itself the highest rate for a decade. At the same time, growth in Russia and Latin America was supported by strong increases in investment and domestic demand on the back of rising commodity prices. High oil and natural gas prices continued to benefit the major oil- and natural gas-exporting countries of the CIS region and the Middle East. The U.S. recorded 2.3% growth in the first half of 2008 and the countries in the European Union grew in the aggregate by 2%.

As housing markets continued to deteriorate in the U.S. and then also fell sharply in the United Kingdom and Spanish markets, in 2008, the global financial crisis accelerated as fears of default in the subprime mortgage and mortgage-backed securities markets escalated. Investor’ fears were exacerbated by uncertainty about the scale and distribution of losses at financial institutions, and banks began to cut their volume of lending, first to each other, forcing up short-term interbank rates, and then to customers in the broader economy. The collapse or bailout of several major financial institutions in the third and fourth quarters of 2008 dealt a further blow to market confidence, creating a near total seizure in interbank lending activity and contributing to massive increases in credit market spreads. This had a significant knock-on effect on households and caused consumer activity to fall sharply. At the same time, banks’ credit standards tightened significantly. This led to the U.S., EU and Japanese economies contracting quarter-on-quarter in the third quarter of 2008, and falling substantially in the fourth quarter.

Although domestic demand had been holding up well in emerging markets in the early stages of the crisis, many developing countries, being heavily dependent on international credit lines and commodity exports, began to experience problems as credit markets closed and previously elevated commodity prices declined sharply.

World economic growth decelerated from 3.9% in 2007 to 3.5% in the first half of 2008, to a below-trend 2.2% rate in the third quarter and only 0.6% in the fourth quarter, led by sharp slowdowns in the NAFTA area (U.S., Canada and Mexico) and Western Europe, which were followed by the emerging regions.

Global manufacturing output responded with even greater cyclicality to the downturn in economic growth. After increasing by a relatively strong 3.9% in 2007, buoyed by robust investment and rapidly increasing global trade, industrial production growth waned to 3.1% in the first half of 2008, then fell by 0.1% in third quarter and was down an estimated 5% year-on-year in the fourth quarter. Like GDP, industrial output growth weakened further and more rapidly in the more mature economies of the United States, Japan and Western Europe. Production output in the OECD countries fell by 2% and 6.3%, respectively, in the third and fourth quarters of 2008 while output remained slightly positive year-on-year (0.4% in the fourth quarter) in non-OECD economies. Unemployment began to rise significantly, with job cuts across virtually all sectors of the economy being announced with alarming frequency. Central banks in the world’s major economies reduced benchmark interest rates to historic lows in an effort to spur economic recovery, and also undertook a number of unprecedented policy initiatives aimed at restoring liquidity to credit markets.

This sharp decline in economic growth, combined with a significant fall in capital investment plans, led to a collapse in worldwide steel demand in the fourth quarter of 2008. This was true not only of developed economies but also developing countries, which account for two-thirds of global steel consumption.

Initiatives in Response to Changing Market Conditions

ArcelorMittal has implemented several initiatives in response to the deteriorating economic and steel market environment that began in September 2008:

•	Adapting its existing growth plan to reflect market conditions, including capital expenditure reductions,

•

Targeting $5 billion in cost savings under the Company’s management gains plan over the next five years, including $2 billion in fixed cost savings in 2009 mainly through SG&A savings and other fixed cost reductions,

•	Reducing production in the range of 40-45% to accelerate inventory reduction (see “—Steel Production”), in fourth quarter 2008 and first quarter 2009,

•

Implementing various other measures to preserve liquidity and strong cash flow, including targeting a reduction of working capital rotation days by 15-25 days, reducing the proposed 2009 dividend by 50% to $0.75 per share, suspending share buy-backs and curtailing merger and acquisitions activity, and

•

Targeting a $10 billion reduction in net debt (i.e., long-term debt, net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) from third quarter of 2008 levels by the end of 2009 in order to increase financial flexibility (see “Item 5B—Liquidity and Capital Resources”).

ArcelorMittal has adjusted its growth plan announced in September 2007, originally centered around increasing production at existing facilities through capital expenditures, ongoing acquisitions and development of greenfield projects primarily in emerging markets, along with expansion of mining and distribution capabilities, to adapt to current market conditions. The Company is continuously re-evaluating planned growth projects in order to prevent the creation of overcapacity and excess supply in its markets, as well as to prudently manage liquidity. Spending on growth projects was reduced in late 2008, and is planned to be strictly limited in 2009. In 2008, the Company reduced its capital expenditures to $5.5 billion (of which approximately $3.0 billion was maintenance capex and $2.5 billion was growth capex) from an original budget of $7 billion. In 2009, the Company plans to reduce its capital expenditure to $3.0 billion (of which $2.5 billion is maintenance capex), substantially lower than originally planned. Growth capital expenditure will be limited to high-return projects that do not add capacity (either in products or value chain), and maintenance capital expenditures are expected to decrease as a result of engineering and equipment cost deflation, as well as volume reduction. ArcelorMittal expects that these reductions will contribute to a reduction of net debt and thus improve the Company’s balance sheet flexibility. See “Item 5B—Liquidity and Capital Resources”.

ArcelorMittal has announced a $5 billion, five-year cost reduction (management gains) plan involving the following elements:

•	Continued improvement in operating practices,

•	Headcount reduction through voluntary separation and retirement plans, natural attrition and targeted rationalization,

•	Reduction in energy consumption through internal benchmarking and key investments,

•	Cost reduction due to subcontracting and purchasing improvements,

•	Significant yield improvement resulting from targeted investments and roll-out of best practices,

•	Raw material cost reduction through investment in process optimization, and
•	SG&A reduction.

The Company expects to achieve $2 billion of these savings in 2009. Near-term savings are concentrated in SG&A expenses, with approximately $1 billion expected to be achieved in 2009 following implementation of announced voluntary separation and voluntary retirement plans relating in particular to employees in administrative or other non-production functions worldwide. The remaining $1 billion in targeted 2009 savings is expected to result from other fixed-cost reductions, including the extension of voluntary separation and retirement plans to production employees at various sites worldwide on a site-by-site basis, in consultation with local employee representatives. Cost decreases from energy consumption reductions and yield improvements, both of which require upfront capital expenditures, will be achieved in later years once the necessary capital expenditures can be made. Management will continuously evaluate additional opportunities for near-term cost reductions, and will adjust the plan’s timing and implementation accordingly.

Steel Production2

Annualized world crude steel production peaked in June 2008 at over 1.4 billion tonnes but fell sharply through the remainder of 2008 as a result of the global economic crisis, reaching 1 billion tonnes in December 2008. Due to the collapse of steel production in the fourth quarter (down 20% year on year), 2008 crude steel production failed to surpass the all-time high of 1.33 billion tonnes produced in 2007. Instead production declined by 1.8% in 2008—the first annual contraction in the global steel market since the 1998 Asian crisis, when production declined by 2.7%. The cuts were particularly sharp in December 2008, with production down an estimated 28% in Japan, 39% in Europe, 45% in Brazil, 46% in Russia and 52% in the U.S. Chinese producers, who represent one-third of global capacity, also made a historic cut and were operating below 75% capacity.

The annual decrease in production was primarily led by the EU, which declined by 5.5% to 198.5 million tonnes, followed by the NAFTA region, which declined by 5.8% to 124 million tonnes. The CIS region shed production by 8% in 2008 to 114 million tonnes. On the other hand, both China and Asia excluding China increased output by 1.1% and 0.8%, to 500 and 247.5 million tonnes, respectively.

In response to the global slowdown and in an effort to spur inventory reductions, ArcelorMittal implemented production cuts up to 45% across its segments in the fourth quarter. These cuts are being maintained in the first quarter of 2009. Overall, production in

[2]	Source: World Steel Association

the fourth quarter of 2008 was cut to approximately 14.9 million tonnes, which is approximately 13.6 million tonnes lower than in the third quarter, and 15.4 million tonnes (or approximately 50%) lower than in the second quarter. ArcelorMittal’s overall capacity utilization was in the range of 50-55% in the fourth quarter, and is expected to be in the 55-60% range in the first quarter of 2009. In line with lower production, ArcelorMittal has also substantially reduced raw material production from its mining operations, as well as purchases.

Steel Prices 3

In line with the prices of most commodities and basic materials, steel prices rose in the first half of the year but experienced a steep decline beginning in September 2008.

Through the summer of 2008, steel prices were high in the U.S. market as high raw material prices, low inventories following a stock drawdown and low imports partly due to the weak dollar resulted in tight market conditions. Elsewhere, the first half of 2008 was characterized by strong demand and rapidly increasing steel and raw material prices. Demand for steel products in Brazil, Russia, India and China, as well as emerging Asian markets, the Middle East and the CIS regions was exceptionally strong in the first half of 2008. Coupled with a shortage of available raw materials, particularly coking coal, this led to a shortage of internationally tradable steel. Spot prices for HRC increased month by month from levels in December 2007 of $573-595 per tonne FOB Mid-West mill for the U.S. and $692-728 per tonne ex works in Northern Europe to a peak of $1,168-1,240 per tonne for the U.S in May and $1,155-1,238 per tonne for Northern Europe in August.

At the same time, volumes of net export from China to world markets decreased by 26% in the first half of 2008 compared with the same period in 2007. This created a tight situation for import-dependent regions and put further upwards pressure on prices. Some markets were clearly overheated—for example, the construction markets in the Persian Gulf pushed the import price of rebar, a commodity product, to an unprecedented level of over $1,500 per tonne CFR in the Mediterranean region.

Beginning in the third quarter, customers started to draw down stocks before committing to new orders and prices started to ease. What began as a normal correction in prices was overtaken by the world financial crisis, which started affecting markets worldwide late in the third quarter. Apparent demand collapsed in the fourth quarter by between 30% and 40% compared to first-half levels as credit became increasingly expensive and scarce, steel consuming industries were hard hit by the economic crisis and the whole supply chain sought to draw down high-priced inventories in order to generate cash.

This had a significant effect on prices. Spot prices for HRC fell back to levels of end-2007, or $584-606 per tonne in the U.S. and $639 to $821 per tonne in Northern Europe. ArcelorMittal’s average steel selling prices fell substantially as a consequence.

Most Recent Trends in Steel Production and Prices; Prospects

ArcelorMittal expects steel production to be at low levels in 2009 as compared to recent years. As of February 2009, however, some signs of tentative recovery were apparent in China, with steel demand rising by about 14% from October 2008 and hot rolled coil and rebar prices rising in the range of $50-100 per tonne according to industry data. This apparent pick-up in demand tracked an improvement in industrial output at the end of the year, as December industrial production was only down 2.4% year-on-year as compared to an 18.4% drop in October. A similarly modest rise from the collapsed demand of the fourth quarter was noted in the CIS region and other East Asian countries in early 2009. In the United States the inventory reduction seemed to be reaching a relatively advanced stage, with carbon steel inventories falling from a peak of 10.55 million tonnes in August 2008 to 8.28 million tonnes at the end of December 2008 (according to industry estimates), the lowest inventory level in 15 years. In Europe, inventories, although declining, started at a higher level than the United States and China, and the region is therefore expected to endure a longer de-stocking period. At a global level and in general terms, production cuts have not yet translated fully into inventory reductions because the sharp drop in demand has substantially slowed inventory rotation. The timing and extent of a recovery in steel prices will depend both on an increase in sustainable real demand (driven itself by economic recovery and possibly infrastructure spending), the timing of which the Company cannot currently predict, and the rate and extent of inventory reduction. Low customer inventories are a vital condition for a recovery of demand once confidence returns to the market.

In January 2009, steel prices were generally below the average industry cost, although a tentative rise in price from October lows was apparent in China, with HRC domestic prices rising about $80 per tonne from October lows to $550 per tonne. In the United States, prices stabilized somewhat but did not rise, remaining below the average industry cost of $510 per short ton. In Europe, prices have declined sharply and were well below the average industry cost of €400 per tonne. ArcelorMittal expects the full impact of the steel price decline to continue to be felt in the first quarter of 2009, before starting to recover later in the year.

[3]	Steel price information from Steel Business Briefing (SBB)

Raw Materials

Steel producers consume large amounts of raw materials. Their primary raw material inputs are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural gas and base metals. As a general matter, ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the near term, demand for these raw materials is expected to be lower in 2009 because of weak demand for steel. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies.

As with other commodities in 2008, spot market prices for most raw materials used in the production of steel increased in the first half of 2008, reaching record high levels during June and July, only to decline sharply thereafter as a result of collapsing demand amid the worsening global economic crisis. Until the market downturn, ArcelorMittal was largely able to reflect the raw material price increases in its steel selling prices. Conversely in a declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sources the bulk of its raw materials from its own mines or under long-term contracts (particularly for iron ore and coal) where prices and amounts are set in advance (typically for twelve months), and some of which are contracts under which it has firm commitments to purchase specified quantities at a set price over a set period. As a result, during the fourth quarter of 2008, ArcelorMittal had to bear relatively high input costs on the purchasing side as compared to the spot market prices. This squeeze effect is continuing in the first quarter of 2009, as many of such contracts were signed in the first half of 2008. The Company is engaged in discussions with certain suppliers seeking to adjust certain terms in light of market conditions.

Iron Ore

Benchmark seaborne iron ore prices increased by 65% in 2008 as compared to 2007 due to the continued strength in the seaborne ore market in early 2008 at the time that prices were set for settlement of deliveries for the year. This increase was in addition to a 9.5% price increase in 2007, a 19% price increase in 2006 and 71.5% price increase in 2005.

The benchmark 2008 iron ore price settlement was reached in March 2008, reflecting the market conditions at the time. The benchmark prices were first set between Vale, the world’s largest iron ore producer, and Japanese and Korean steelmakers. Soon after similar benchmark settlements were announced for Europe with price increases of 65% for Southern System fines (SSF), and 66% for Carajas iron ore fines (SFCJ), in line with price increases agreed to previously with other steel makers. The new reference prices per dmtu Fe unit for 2008 in Europe were $1.3440 for SSF and $1.4060 for SFCJ. ArcelorMittal also signed a ten-year contract with Vale of Brazil to supply iron ore to its various steel plants.

Following establishment of the benchmark price, supply in the iron ore spot market tightened even further in the second quarter (as reflected by soaring prices recorded in China in particular) but ArcelorMittal was largely unaffected by the resulting price increase, having sourced its 2008 requirements either pursuant to annual contracts (as with Vale) at the benchmark price or from its own captive sources.

Spot prices for Indian iron ore 63% Fe dry CFR north China port were $185 per tonne in June 2008, $121 in September 2008 and $80 in December 2008. Prices were recorded at $85 in February 2009. Benchmark prices for 2009, which will likely be set in April 2009, are expected to be set at lower levels to reflect the current market environment, although the extent of the decline will depend in part on actual steel demand and price trends in the first quarter.

Coking Coal and Coke

Prices for premium grade coking coal on the spot market rose significantly for most of 2008 in response to a tightening of global supply, but then fell sharply in response to the economic crisis and steel market collapse. Spot prices for coking coal rose to a level of $300 per tonne FOB in March 2008, resulting in contractual prices for 2008 that reached levels of around $300, with some spot deals occurring at $375 to $400 during the summer of 2008. Since then, the situation has changed dramatically and at the end of 2008 the prices were around $150 per tonne. A drop in prices is expected for 2009 annual contracts to reflect the current market situation.

Chinese coke prices began 2008 at $435 per tonne in December 2007. The prices reached $750 in July 2008 before a fall in demand that caused prices to fall to $350 per tonne at the end of the year.

In the near term, metallurgical coal demand is expected to be lower than in 2008 because of the prevailing economic conditions.

Scrap

After rising sharply in the second quarter of 2008 amid tightening fundamentals, scrap prices declined precipitously beginning in the fourth quarter as a result of the global economic crisis and falling steel market. Nevertheless, average prices over the course of the year were higher compared to 2007. Average European domestic scrap prices for shredded scrap ex works increased from an average of €212 per metric ton in 2007 to and average of €277 per metric tonne in 2008, touching €420 in June 2008. In December the average price was €210. In the United States prices for domestic shredded scrap delivered also increased from an average of $289 per ton in 2007 to an average of $411 per ton in 2008, reaching $620 in July 2008 and going down to $199 per ton in December. In East Asia, the import prices for Heavy Metal Scrap (HMS) 1/2 80:20 increased from an average of $360 per ton in 2007 to an average of $500 per ton in 2008, with a high of $745 in July 2008 and going down to $260 per ton in December 2008.

Alloys

As with other inputs, ferro alloy prices increased continuously on the back of strong demand and high manganese ore prices up to July 2008, but then fell back sharply. Manganese ore is the major driver for bulk alloys and prices reached their historical high (above $18 per dry metric ton unit (dmtu)) in July 2008, compared to a price of $10-12 per dmtu in January 2008. Ferro Alloys and manganese ore prices decreased slowly during the period from July to August 2008 before sharply declining in the fourth quarter, with manganese ore trading as low as $7 per dmtu in December 2008.

All types of Ferro Alloy prices crossed historical high price levels during 2008. HC FeMn reached the level of $3,000 per tonne; MC FeMn reached $4,200 per tonne; SiMn rose to $2,700; and FeSi prices increased to the level of $2,350 per tonne. In light of the global economic slowdown, prices of all alloys crashed in the fourth quarter due to steel production cuts and very weak demand.

Base Metals

Key base metals used by ArcelorMittal are zinc, tin and aluminium for coating and nickel for manufacturing stainless steel. In accordance with its risk management policies, ArcelorMittal hedges a part of its risk exposure to its base metal procurement.

Zinc

After reaching a peak price level of $4,400 per tonne in December 2006, zinc prices plummeted to $2,400 per tonne in January 2008. After a short-lived bullish move in the first quarter of 2008, zinc prices fell sharply to end the year at a low level of $1,100 per tonne in December 2008.

The price decrease is the result of oversupply of concentrates and smelter overcapacity as compared to demand, and was also exacerbated by the global economic crisis. The LME inventory level had increased by more than 160% to 232,000 tonnes in December 2008 as compared to 88,000 tonnes in January.

Nickel

Nickel prices fell sharply from an all-time high of $52,000 per tonne in May 2007 to reach a low of $9,000 per tonne during December 2008 as a result of declining demand for stainless steel amid the global economic crisis. LME nickel inventory increased to a first peak of 52,000 tonnes in April and then reached a ten-year high of 78,000 tonnes in December 2008, illustrative of an oversupply in the nickel market as the drop in demand outpaced numerous production cuts.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. As fuel markets fell at year-end, so did electricity, with EEX year-ahead price for Germany decreasing from about €90/MWh down to approximately €55/MWh. The need for investment in new capacity remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such the ability of the Organization of Petroleum Exporting Countries (OPEC) to limit production.

Natural gas is priced regionally. European prices are usually set on parity with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices. North American prices are set by the Natural Gas futures contract, which trades on the NYMEX exchange. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions.

In 2008, North American natural gas prices fluctuated considerably, with prices ranging between $13.577 per MMBTu4 and $5.294 per MMBTu, due to mild weather conditions, unprecedented new production deliveries, and reduced economic activity, causing prices to collapse during the latter half of 2008.

Oil markets experienced the biggest price hike ever in U.S. dollar terms, with prices varying between $146.08 per barrel to $36.61 per barrel5. This had an upward impact on natural gas oil indices in Europe. Because of delayed indexation mechanisms, the oil price decrease will impact natural gas prices only in 2009.

Ocean Freight

Ocean freight rates broke new records in 2008, only to fall back sharply at the end of the year. The rise in the first half of the year was mainly due to strong demand for iron ore and coal from China and other emerging markets, such as India. In addition, port congestion caused by mining difficulties in Australia and Brazil and high port stocks in China increased the waiting time for loading turns, leading to a shortage of available ships.

Rates, however, have been plummeting since August, approaching levels not seen since 2005. Although these rates generally cover current operating costs, at December 31, 2008, rates were about 90% of their levels at the end of August 2008. It is expected that rates are not likely to improve before the third quarter of 2009, if not later, and that, on a more general level, 2009 will be a weaker year than 2008, with forecasts pointing to a downturn in trade for dry bulk commodities.

Impact of Exchange Rate Movements

After reaching record lows in the first half of 2008 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar appreciated significantly in the second half of the year against Polish zloty, Czech koruna, Romanian leu, Kazakh tenge, Canadian dollar, Euro, Brazilian real, South African rand and Mexican peso.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, can have a material impact on its results of operations. For example, most of ArcelorMittal’s revenue in Europe is in euros, while most of its raw materials purchases (mainly iron ore and coal) for its European production facilities are denominated in dollars. In order to minimize its currency exposure in such situations, ArcelorMittal opportunistically enters into hedging transactions to lock-in a set exchange rate with respect to its raw materials purchases (as in the hedge transaction described below).

The U.S. dollar strength in 2008 had a limited impact on the revaluation of ArcelorMittal’s cash balances denominated in foreign currencies, due to the group policy to maintain surplus cash balances primarily in U.S. dollars and to hedge its exposure to exchange rate risk.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered approximately 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, or approximately $20 billion. Several forward exchange and option contracts amounting to a substantial portion of the hedge were unwound during the fourth quarter of 2008, resulting in a gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is expected to be recycled in the statement of income over 2009-2012. See note 16 to the ArcelorMittal Consolidated Financial Statements.

Trade and Import Competition

Europe

Import competition had risen consistently in the steel market in the European Union to reach 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of over 19% during 2007, from 16% in 2006, which itself represented an increase over 2005. The rapid increase in imports outstripped increases in demand, causing temporary over-supply and affecting the steel pricing environment. During the first half of 2008, the international shortage of tradeable steel caused finished steel imports into the region to fall to approximately 15.5 million tonnes from 19.5 during the first half of 2007. Although imports as a share of the market rose during the second half of the year, import competition subsided somewhat for the whole of 2008 (to a penetration ratio of almost 17%) when compared to the high levels seen in 2007. Imports are currently at low levels and are expected to remain low throughout the first quarter of 2009 due to a narrowing of the price differential between European and Chinese steel and weakness of demand within the European Union.

[4]	Henry Hub NYMEX reference
[5]	Brent Crude ICE reference

United States

Historically, imports have played a significant role in the United States steel market. Total finished imports reached a historic record of approximately 32 million tonnes in 2006. However, steel demand in the United States contracted in 2007 and finished steel imports fell to 23 million tonnes, or an import penetration ratio of approximately 21.5%. As problems in residential construction, the automotive industry and significant de-stocking led to a further contraction in steel demand in 2008, approximately 22.5 million tonnes of finished steel products were imported in 2008; while this represents a decline from 2007 levels as a proportion of demand, the import penetration ratio actually rose to approximately 23.2%. This ratio was 31.9% in the fourth quarter of 2008, due to the rapid decrease in domestic demand outpacing the decrease in imports in the fourth quarter of 2008. A similar phenomenon is expected in the first quarter of 2009.

Consolidation in the Steel Industry

The steel industry has experienced a consolidation trend in recent years, which continued in 2007 but slowed during 2008 with the onset on the credit crisis and global economic downturn.

Structurally, the steel industry benefits today from the consolidation that has taken place over the past five to ten years. It has created stronger, more global firms that are better placed to respond swiftly in an economic downturn. For example ArcelorMittal implemented production cuts of up to 45% in the fourth quarter, 2008 to support the de-stocking process. Production cuts are a relatively new phenomenon for the steel industry and can only be implemented if a company has a certain amount of size and scale.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, the other notable merger of 2007 was that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation. Recently, CIS producers like Evraz and Severstal as well as Gerdau (Brazil), have made acquisitions in North America, Europe and South America.

Steel industry consolidation is also expected to take place in China. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will eventually account for 50% of national production. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. The China Iron & Steel Association has indicated that it would continue encouraging cross-regional and cross-provincial mergers and acquisition and it will allow larger enterprises to play a predominant role in the future of the industry. An example of one such merger is the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group.

Recent and expected future industry consolidation should foster the ability of steel producers and the steel industry in general to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale. Moreover, steel-industry consolidation should result in fewer duplicate investments, both nationally and internationally, helping to make less likely a re-emergence of the chronic overcapacity that plagued the industry during the 1973 to 2003 period. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The recent wave of steel industry consolidation followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers. In addition, scrap suppliers are beginning to form larger and stronger groups, such as that resulting from the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This “upstream” consolidation would have continued further if BHP Billiton had succeeded in its offer for Rio Tinto—a transaction that would have combined two of the largest iron ore producers in the world.

Critical Accounting Policies and Use of Judgments and Estimates

See note 2 “Summary of Significant Accounting Policies, Critical accounting judgments” to the ArcelorMittal Consolidated Financial Statements.

A. Operating Results

The following discussion and analysis should be read in conjunction with the ArcelorMittal Consolidated Financial Statements included in this annual report.

Prior to its acquisition of Arcelor in August 2006, ArcelorMittal reported the results of its operations based on their geographic location (Americas, Europe and Asia/Africa). Following the acquisition, ArcelorMittal restructured its operations to generally align them with the structure in place at Arcelor and the combined group’s new management structure. ArcelorMittal now reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS, Stainless Steel and Steel Solutions and Services.

Changes to Segment Composition in 2008

The redefinition of the operating responsibilities of all members of the Group Management Board on April 21, 2008 resulted in changes to the composition of the Company’s reportable segments. The primary changes to the composition of the operating segments may be summarized as:

•

Flat Carbon Americas: The flat carbon steel operations of ArcelorMittal Montreal Inc. and the pipes and tubes operations of the former Dofasco Tubular Products have been reclassified to the Long Carbon Americas and Europe segment.

•

Flat Carbon Europe: The flat carbon operations of ArcelorMittal Annaba and ArcelorMittal Skopje, previously reported in the AACIS segment, have been reclassified to the Flat Carbon Europe segment. In addition, the entire operations of ArcelorMittal Galati are now reported within the Flat Carbon Europe segment. The Paul Wurth business has been transferred to the AACIS segment.

•

Long Carbon Americas and Europe: The Long Carbon Americas and Europe segment includes the long carbon operations of ArcelorMittal Annaba, the operations of Sonasid and ArcelorMittal Zenica, and the global pipes and tubes business of ArcelorMittal Tubular Products, all of which were previously reported in the AACIS segment, along with the ArcelorMittal Montreal Inc. carbon operations previously reported in the Flat Carbon Americas segment. The Wire Drawing businesses have been reclassified to the Steel Solutions and Services segment.

•

AACIS: The AACIS segment includes the Paul Wurth business previously reported in Flat Carbon Europe. The AACIS segment no longer includes the operations of ArcelorMittal Annaba, Sonasid, ArcelorMittal Zenica, and the pipes and tubes businesses of ArcelorMittal Tubular Products, which have been transferred to the respective segments as discussed above.

•

Steel Solutions and Services: The results of the Steel Solutions and Services segment include those of the ArcelorMittal Wire Drawing business, which has been transferred to the Steel Solutions and Services segment from the Long Carbon Americas and Europe segment.

Summary Table of Changes to Composition of Segments

Entity	As Previously Reported	As Adjusted
Dofasco Tubular Products	Flat Carbon Americas	Long Carbon Americas and Europe
ArcelorMittal Montreal Inc.	Flat Carbon Americas	Long Carbon Americas and Europe
Wire Drawing	Long Carbon Americas and Europe	Steel Solutions and Services
ArcelorMittal Annaba (flat carbon)	AACIS	Flat Carbon Europe
ArcelorMittal Annaba (long carbon)	AACIS	Long Carbon Americas and Europe
Sonasid	AACIS	Long Carbon Americas and Europe
ArcelorMittal Skopje	AACIS	Flat Carbon Europe
ArcelorMittal Zenica	AACIS	Long Carbon Americas and Europe
ArcelorMittal Tubular Products	AACIS	Long Carbon Americas and Europe

The information presented herein relating to 2008 reflects the revised segment composition. The information presented herein relating to 2007 and 2006 reflects the retrospectively adjusted segments and retrospective adjustments to the business segmentation section of note 25 to the ArcelorMittal Consolidated Financial Statements.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of ArcelorMittal’s sales by operating segment for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Sales for the Year ended December 31(1)		Changes in
Segment	2007	2008	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	21,839	27,031	24%	(4)%	31%
Flat Carbon Europe	34,924	38,300	10%	(6)%	23%
Long Carbon Americas and Europe	27,035	32,268	19%	(4)%	36%
AACIS	14,971	13,133	(12)%	(19)%	37%
Stainless Steel	9,349	8,341	(11)%	1%	(11)%
Steel Solutions and Services	16,988	23,126	36%	16%	20%

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.

ArcelorMittal had sales of $124.9 billion for the year ended December 31, 2008, representing an increase of 19% over sales of $105.2 billion for the year ended December 31, 2007. Sales were higher overall primarily due to increases in average steel selling prices (except Stainless Steel due to falling nickel prices), partially offset by decreases in shipment volumes. Generally strong conditions in the Company’s main markets during the first nine months of the year were offset by a sharp slowdown in the fourth quarter following the severe downturn in the global economy.

ArcelorMittal had steel shipments of 101.7 million tonnes for the year ended December 31, 2008, representing a 7% decrease from steel shipments of 109.7 million tonnes for the year ended December 31, 2007. Overall shipment volumes were lower due to the substantial decline in the fourth quarter, in line with the global economic slowdown and reduction in market demand.

Average steel selling prices for the year ended December 31, 2008 increased 27% as compared to the average steel selling prices for the year ended December 31, 2007, reflecting strong steel demand and high raw material prices in the first nine months of 2008, partially offset by sharp price declines in the fourth quarter amid the global economic crisis. Average steel selling prices were higher when comparing the year ended December 31, 2008 to December 31, 2007 in all segments except for Stainless Steel where prices decreased 11%, primarily as a result of lower nickel prices.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment reached $27.0 billion for the year ended December 31, 2008, representing 21.6% of the total consolidated sales for 2008, an increase of 24% as compared to $21.8 billion, or 20.8% of total consolidated sales, for the year ended December 31, 2007. Sales were higher mainly due to a higher average steel selling price, partially offset by lower steel shipment volumes. As with the rest of the Company, generally strong conditions during the first nine months of the year were partially offset by a sharp slowdown in the fourth quarter following the downturn in the global economy.

Total steel shipments were 25.8 million tonnes for the year ended December 31, 2008, a decrease of 4% from shipments for the year ended December 31, 2007. Shipment volumes decreased on account of the sharp drop in demand in the fourth quarter (with shipments decreasing nearly 43% compared to the third quarter) as a result of rapidly deteriorating economic conditions, inventory reduction by customers. In addition, total steel shipments decreased due to the sale on May 7, 2008 of ArcelorMittal’s Sparrows Point steel mill to OAO Severstal partially offset by the additional shipment volumes from ArcelorMittal Brasil following the completion of its capacity expansion project. Excluding the impact of Sparrows Point, total steel shipments were 25.0 million tonnes for the year ended December 31, 2008, as compared to 25.2 million tonnes for the year ended December 31, 2007.

Average steel selling prices for the year ended December 31, 2008 increased 31% as compared to the average steel selling price for the year ended December 31, 2007, due mainly to strong steel demand in the first nine months of 2008, as well as the ability to pass on higher input costs to customers during this period. This was partially offset by sharp price declines in the fourth quarter amid the global economic crisis, with average steel selling prices decreasing by 8.7% compared to the third quarter.

Flat Carbon Americas implemented production cuts in excess of 50% in the fourth quarter due to a further decline in global economic conditions and the reduction in market demand. Production in the fourth quarter was cut to approximately 3.5 million tonnes, which was approximately 3.9 million tonnes lower than in the third quarter, and 4.2 million tonnes (or more than 55%) lower than in the second quarter of 2008.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $38.3 billion for the year ended December 31, 2008, representing 30.7% of total consolidated sales for 2008, an increase of 10% as compared to $34.9 billion, or 33.2% of the total consolidated sales, for the year ended December 31, 2007. The increase was primarily due to a 23% increase in average steel selling prices, partially offset by the 6% decrease in total steel shipments.

Total steel shipments reached 33.5 million tonnes for the year ended December 31, 2008, a decline of 6% from steel shipments for the year ended December 31, 2007. This decrease was primarily the result of sharply lower demand in the fourth quarter (with shipments dropping 27% as compared to the third quarter) as a result of rapidly deteriorating economic conditions and inventory reduction by customers.

The average steel selling price for the year ended December 31, 2008 increased 23% as compared to the average steel selling price for the year ended December 31, 2007, due mainly to strong steel demand, strength of the euro to US dollar in the first nine months of 2008, and the ability to pass on higher input costs to customers during this period. This was partially offset by sharp price declines in the fourth quarter as a result of the global economic crisis, with average steel selling price decreasing by 15.0% compared to the third quarter.

Flat Carbon Europe implemented production cuts of approximately 46% for the fourth quarter in response to declining global economic conditions and the reduction in market demand. Production in the fourth quarter was cut to approximately 5.1 million tonnes, which was approximately 4.3 million tonnes lower than for the third quarter, and 4.9 million tonnes (or more than 49%) lower than for the second quarter.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales reached $32.3 billion for the year ended December 31, 2008, representing 25.8% of the total consolidated sales for 2008, an increase of 19% over sales of $27.0 billion, or 25.7% of the total consolidated sales, for the year ended December 31, 2007. Sales were higher mainly due to a 36% higher average steel selling price, which was partially offset by a 4% decrease in steel shipment volumes.

Total steel shipments were 27.1 million tonnes for the year ended December 31, 2008, a decrease of 4% from steel shipments for the year ended December 31, 2007. This decrease was primarily a result of sharply reduced demand in the fourth quarter due to rapidly deteriorating economic conditions and inventory reduction by customers. Steel shipments fell 32% for the fourth quarter of 2008 as compared to the third quarter of 2008.

Average steel selling price increased 36% for the year ended December 31, 2008, as compared with average steel selling price for the year ended December 31, 2007, due mainly to strong steel demand in the first nine months of 2008 and the ability to pass on higher input costs to customers during this period. However, average steel selling price decreased by 20.7% for the fourth quarter compared to the third quarter.

Long Carbon Americas and Europe implemented production cuts of approximately 45% for the fourth quarter due to the declining global economic conditions and the reduction in market demand. Production for the fourth quarter of 2008 was cut to approximately 3.7 million tonnes, which was approximately 3.1 million tonnes lower than for the third quarter, and 3.7 million tonnes (or approximately 50%) lower than for the second quarter.

AACIS

In the AACIS segment, sales were $13.1 billion for the year ended December 31, 2008, representing 10.5% of the total consolidated sales in 2008, a decrease of 12% over sales of $15.0 billion, or 14.2% of total consolidated sales, for the year ended December 31, 2007. The main reason for the decrease was a reduction in steel shipment volumes caused by the sharp decline in demand in the fourth quarter, particularly in operations in Ukraine and Kazakhstan, which were partially offset by an increase in the average selling price.

Total steel shipments reached 13.3 million tonnes for the year ended December 31, 2008, a decrease of 19% from steel shipments for the year ended December 31, 2007. This decrease resulted primarily from plummeting demand for products at our Ukrainian and Kazakhstan operations during the fourth quarter of 2008, as the credit crisis had a particularly strong impact on the CIS region; steel shipments fell 34% for the fourth quarter as compared to the third quarter.

Average steel selling price increased 37% for the year ended December 31, 2008, as compared to the average steel selling price for the year ended December 31, 2007, primarily due to the ability to pass on increased input costs to customers and the strong market demand during the first nine months of the year. However, average steel selling price decreased by 40.4% for the fourth quarter compared to the third quarter.

AACIS implemented production cuts in excess of 50% for the fourth quarter due to declining global economic conditions and the reduction in market demand. Production in the fourth quarter of 2008 was cut to approximately 2.1 million tonnes, which was approximately 2.1 million tonnes lower than for the third quarter, and 2.3 million tonnes (or more than 52%) lower than for the second quarter.

Stainless Steel

Sales in the Stainless Steel segment were $8.3 billion for the year ended December 31, 2008, representing 6.7% of the total consolidated sales in 2008, a decrease of 11% over sales of $9.3 billion, or 8.9% of total consolidated sales, for the year ended December 31, 2007. This decrease was mainly due to a lower average selling price caused by falling nickel prices.

Total steel shipments were essentially flat (1% increase) at 2.0 million tonnes for the year ended December 31, 2008. This outcome reflected strength in the first half of the year, particular in the austenitic stainless market through inventory replenishment, and weakness in the second half including a sharp downturn in the fourth quarter (shipments dropped 25% in the fourth quarter as compared with the third quarter).

Average steel selling price decreased 11% for the year ended December 31, 2008, as compared to the average steel selling price for the year ended December 31, 2007, mainly due to lower nickel prices in the second half of the year and the fall in customer demand in the fourth quarter due to declining economic conditions. Average steel selling price decreased by 17.7% for the fourth quarter compared to the third quarter.

Stainless Steel implemented production cuts of approximately 26% due to the declining global economy and the reduction in customer demand. Production for the fourth quarter of 2008 was cut to approximately 0.4 million tonnes, which was approximately 0.1 million tonnes lower than in the third quarter, and 0.3 million tonnes (or more than 43%) lower than in the second quarter.

Steel Solutions and Services

In the Steel Solutions and Services segment, sales reached $23.1 billion for the year ended December 31, 2008, representing 18.5% of the total consolidated sales for 2008, an increase of 36% over sales of $17.0 billion, or 16.1% of the total consolidated sales, for the year ended December 31, 2007. The increase was driven by higher selling prices and increased shipments primarily during the first nine months of 2008, which was partially offset by a slowdown in demand during the fourth quarter of 2008 following the downturn in the global economy.

Total steel shipments were 19.1 million tonnes for the year ended December 31, 2008, an increase of 16% over steel shipments for the year ended December 31, 2007 due to favorable demand for the first three quarters of the year, as well as the inclusion of new entities. although shipments dropped 14% in the fourth quarter as a consequence of the economic downturn. The shipments of ArcelorMittal Steel Solutions and Services are not consolidated.

Average steel selling price increased 20% for the year ended December 31, 2008, as compared to the average steel selling prices for the year ended December 31, 2007, primarily due to the ability to pass on increased input costs to customers and the strong market demand during the first nine months of the year. However, average steel selling price decreased by 18.7% for the fourth quarter compared to the third quarter.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2008, as compared with the operating income and operating margin for the year ended December 31, 2007:

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2007	2008	2007	2008
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	3,163	2,524	14	9
Flat Carbon Europe	4,148	2,773	12	7
Long Carbon Americas and Europe	4,083	4,154	15	13
AACIS	2,843	3,145	19	24
Stainless Steel(2)	876	383	9	5
Steel Solutions and Services(2)	559	206	3	1

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.

ArcelorMittal’s operating income amounted to $12.2 billion for the year ended December 31, 2008, representing a decrease of 17% compared to operating income of $14.8 billion for the year ended December 31, 2007. Contributing substantially to this decrease was $6.1 billion of pre-tax expenses that ArcelorMittal recorded in the second half of the year. Of these pre-tax charges, approximately $4.1 billion resulted directly from the rapidly deteriorating economic and market conditions in the fourth quarter of the year and consisted of write-downs of inventory (approximately $2.5 billion), provisions for onerous raw material supply contracts (approximately $0.7 billion) and provisions for workforce reductions (including voluntary separation programs of approximately $0.9 billion). The other expenses consisted of a provision taken in connection with ArcelorMittal USA’s new four-year labor contract with its union employees (approximately $1.6 billion) and provisions for litigation (approximately $0.4 billion). For 2008 as a whole, inventory write-downs and litigation provisions amounted to approximately $2.7 billion and $0.6 billion, respectively.

Further details of these expenses are set out below.

•

Write-downs of inventory. On each balance sheet date, inventories are measured and valued at the lower of cost and net realizable value. Due to the rapid and sharp decline in demand for, and prices of, steel products and the expectation of lower demand and selling prices in the near term, the net realizable value of certain inventories of finished steel products, works in process and raw materials (in particular iron ore and coking coal) after processing of these raw materials / works in process into steel products at the Company’s facilities across its segments at year-end were lower than their cost, resulting in write-downs.

•

Provision for onerous raw material supply contracts ArcelorMittal sources a portion of its raw materials requirements under contracts whereby it has a firm commitment to purchase specified quantities at a set price over a set period. Due to the sharp decline in steel selling prices in the second half of 2008, the Company has recorded a provision with respect to raw materials sourced under these contracts because the net realizable value of such raw materials (assuming their processing into steel products at year-end) was expected to be lower than their cost and to result in write-downs.

•

Provision for workforce reduction (including voluntary separation programs). This provision relates to costs (including severance costs) expected to be incurred in connection with the voluntary separation plans that ArcelorMittal has communicated to employee representatives and is in the process of implementing. As discussed further above under “—Initiatives in Response to Changing Market Conditions”, these plans include the voluntary separation plan announced by ArcelorMittal in November 2008 relating in particular to employees in administrative or other non-production functions at numerous sites worldwide, as well as the extension of such voluntary separation plans to production employees at various sites worldwide on a site-by-site basis pursuant to consultations undertaken with local employee representatives.

•

Provision for ArcelorMittal USA labor contract. On August 30, 2008 ArcelorMittal USA reached a labor agreement with the United Steelworkers of America (the “USW”) for most of its steel plants and iron ore operations in the U.S. and recorded an expense of $1.6 billion in this respect. For a full description of the agreement and the accounting treatment, see “Item 6D—Employees” and note 23 to the ArcelorMittal Consolidated Financial Statements. The most significant feature of this agreement from a financial statement perspective is the change in the funding principles of a “voluntary employee benefit association” for retiree healthcare from a profit-sharing arrangement to providing defined benefits. The change in the contractual obligation led to the recognition of a liability and other post-employment expense of $1.4 billion for those obligations had previously vested. The cash outflow related to these benefits is expected to be approximately $25 million per quarter for the first four years.

Operating income for the year ended December 31, 2008 was further reduced by impairment expenses amounting to $1.1 billion, consisting of asset impairments of $499 million, goodwill impairment of $131 million and reduction of goodwill of $429 million. The impairments included a $200 million loss on the disposal of the Sparrows Point plant in the United States and asset impairments of $74 million (various ArcelorMittal USA sites), $60 million (Gandrange, France) and $54 million (Zumarraga, Spain). In determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. The reduction of goodwill resulted primarily from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting which were subsequently recognized (with the amount of the reduction also included within cost of sales in the statement of income). These goodwill reductions were (among other factors) due to reorganizations in the Flat Carbon Europe segment ($117 million) and in the Long Carbon Americas and Europe segment ($291 million). For further information regarding accounting for goodwill, see note 8 to the ArcelorMittal Consolidated Financial Statements. The impairment losses compared to impairment losses for the twelve months ended December 31, 2007 of $432 million, including impairments of $172 million (resulting primarily from restructurings of the Company’s facilities in Contrecoeur, Canada ($82 million) and Gandrange, France ($50 million)) and the reduction of goodwill of $260 million.

Conversely, operating income was increased in 2008 by the recognition of a $349 million gain relating to the ineffective portion of forward exchange and options contracts initially executed in order to hedge currency exposure on expected raw material supply purchases that were unwound during the year. See “—Overview—Impact of Exchange Rate Movements”.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income amounted to $2.5 billion for the year ended December 31, 2008, representing a decrease of 20% from operating income of $3.2 billion for the year ended December 31, 2007. This decrease resulted from $2.1 billion in charges recorded in the third and fourth quarters. These included an approximately $1.5 billion expense relating to the new labor agreement entered into by ArcelorMittal USA, and expenses relating to write-downs of inventory (approximately $0.4 billion) and provisions for onerous raw material supply contracts.

Operating income was also affected by impairment expenses of $291 million related primarily to Sparrows Point ($200 million) and the asset impairments at various ArcelorMittal USA facilities ($74 million).

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income amounted to $2.8 billion for the year ended December 31, 2008, representing a decrease of 33% from operating income of $4.1 billion for the year ended December 31, 2007. This decrease resulted from $1.8 billion in expenses recorded in the fourth quarter. These related to write-downs of inventory (approximately $1.0 billion), provisions for onerous raw material supply contracts, and provisions for workforce reductions (including voluntary separation programs).

Operating income was also affected by impairment expenses of $275 million, primarily related to goodwill impairment of $246 million, which included a $116 million reduction in goodwill relating to Noble International Ltd., as well as the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting in connection with the reorganization of certain legal entities.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income amounted to $4.2 billion for the year ended December 31, 2008, essentially flat (up 2%) from operating income of $4.1 billion for the year ended December 31, 2007. Operating income for

2008 included $0.8 billion in expenses recorded in the third and fourth quarters, including approximately $0.1 billion expense relating to ArcelorMittal USA’s new four-year agreement with its union employees, and expenses relating to write-downs of inventory (approximately $0.4 billion) and provisions for onerous raw material supply contracts, as well as provisions for workforce reductions (including voluntary separation programs).

Operating income was affected by impairment expenses of $458 million consisting primarily of reduction of goodwill of $296 million (resulting from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting in connection with the reorganization of certain legal entities in Europe and asset impairments of $162 million, mainly from asset impairments of $60 million (Gandrange, France) and $54 million (Zumarraga, Spain).

AACIS

In the AACIS segment operating income amounted to $3.1 billion for the year ended December 31, 2008, representing an increase of 11% compared to operating income of $2.8 billion for the year ended December 31, 2007. The result included expenses of $0.3 billion taken in the fourth quarter relating to write-downs of inventory (approximately $0.2 billion) and provisions for workforce reductions (including voluntary separation programs).

Stainless Steel

In the Stainless Steel segment, operating income amounted to $0.4 billion for the year ended December 31, 2008, representing a decrease of 56% compared to operating income of $0.9 billion for the year ended December 31, 2007 (mainly due to sharp fall in nickel prices described above). The result included expenses of approximately $0.2 billion recorded in the fourth quarter relating to a write-down of inventory and provisions for workforce reductions (including voluntary separation programs)

Steel Solutions and Services

In the Steel Solutions and Services segment, operating income amounted to $0.2 billion for the year ended December 31, 2008, representing a decrease of 63% compared to operating income of $0.6 billion for the year ended December 31, 2007. The decline also reflected expenses of $0.7 billion recorded in the fourth quarter, relating primarily to a provision for litigation ($0.4 billion), write-downs of inventory (approximately $0.2 billion), provisions for onerous raw material supply contracts and provisions for workforce reductions (including voluntary separation programs).

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $1.7 billion from investments accounted for using the equity method for the year ended December 31, 2008, as compared with income from equity method investments of $985 million for the twelve months ended December 31, 2007. The increase is primarily related to ArcelorMittal’s investments in Dillinger Hütte Saarstahl AG (“DHS”) in Germany, China Oriental and Hunan Valin in China, MacArthur coal in Australia, Kalagadi Manganese in South Africa and Eregli Demir Ve Celik Fab.T.AS (“Erdemir”) in Turkey. On December 15, 2008, ArcelorMittal sold a 17.82% stake in DHS for €695 million (plus a dividend of €82 million to be received in 2009) (see “Item 4—Information on the Company—History and Development of the Company—Disposals”).

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income / expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 154% higher for the year ended December 31, 2008, at $2,352 million, as compared with $927 million for the year ended December 31, 2007.

Interest expense, which includes bank fees, interest on loans and interest on pensions, increased to $2.5 billion for the year ended December 31, 2008 compared to $2.2 billion for the year ended December 31, 2007, due to an increased average level of borrowing. As of December 31, 2008, ArcelorMittal’s total debt was $34.1 billion (compared to $30.6 billion as of December 31, 2007. See “—Liquidity and Capital Resources”. Also contributing to the increase was higher interest cost on pensions, particularly in the United States.

Interest income for the year ended December 31, 2008 ws $0.5 billion as compared to $0.6 billion for the year ended December 31, 2007, due a reduction in average interest rates on deposits.

Losses related to the fair value of derivative instruments for the year ended December 31, 2008 amounted to $177 million, as compared with $431 million of gains for the year ended December 31, 2007. The Company recorded a substantial loss on forward contracts on freight in 2008 (primarily in the fourth quarter), whereas in 2007 it had recorded a substantial gain on derivative instruments primarily in connection with its purchase of a stake in a Turkish entity.

Foreign exchange and other financing expenses were $156 million for the twelve months ended December 31, 2008, compared to foreign exchange and other financing income of $239 million for the twelve months ended December 31, 2007.

Income Tax

ArcelorMittal recorded a consolidated tax expense of $1,098 million for the year ended December 31, 2008, compared to income tax expense of $3,038 million for the year ended December 31, 2007. The effective tax rate (ETR) for the twelve months ended December 31, 2008 was lower at 9.5% (or 12.7% before the recognition of deferred tax assets on acquired net operating losses) as compared with the effective tax rate for the twelve months ended December 31, 2007 of 20.4% on income before taxes of $11,537 million and $14,888 million, respectively. The lower ETR for the year is primarily due to a change in the geographical mix of ArcelorMittal’s sources of income and a decrease in the statutory tax rate rates in some countries.

For additional information related to ArcelorMittal’s income taxes, see note 19 to the ArcelorMittal Consolidated Financial Statements.

Minority Interest

Minority interest was $1,040 million for the year ended December 31, 2008, as compared with $1,482 million for the year ended December 31, 2007. The decrease resulted primarily from the repurchase of minority interests in Arcelor (via the second-step merger in 2007), ArcelorMittal Brasil, ArcelorMittal Inox Brasil and Acindar, partially offset by higher income from ArcelorMittal South Africa and ArcelorMittal Ostrava.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2008 decreased to $9,399 million from $10,368 million for the year ended December 31, 2007, for the reasons discussed above.

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

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

	Sales for the Year ended December 31(1)		Changes in
Segment(2)	2006	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	16,887	21,839	29.3	15.5	3.7
Flat Carbon Europe	14,987	34,924	133.0	93.6	18.4
Long Carbon Americas and Europe	15,441	27,035	75.1	41.8	13.0
AACIS	11,674	14,971	28.2	2.9	17.2
Stainless Steel(3)	3,261	9,349	186.7	127.4	19.1
Steel Solutions and Services(4)	5,781	16,988	193.9	163.6	10.6

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Stainless Steel segment correspond to the operations of Arcelor, whose results are included from August 1, 2006.
(4)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment correspond to the operations of Arcelor, whose results are included from August 1, 2006.

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

Flat Carbon Americas

Sales in the Flat Carbon Americas segment reached $21.8 billion for the year ended December 31, 2007, representing 20.8% of total consolidated sales in 2007, as compared to $16.9 billion, or 28.7% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 26.9 million tonnes for the year ended December 31, 2007, representing 24.5% of total consolidated steel shipments in 2007, as compared to 23.3 million tonnes, or 29.5% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 3.7% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers. In particular the steel environment in the United States remained challenging due to the slowdown in its economy and reduction in steel demand. However, the business environment in Mexico and South America remained strong.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment reached $34.9 billion for the year ended December 31, 2007, representing 33.2% of total consolidated sales in 2007, as compared to $15.0 billion, or 25.5% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 35.6 million tonnes for the year ended December 31, 2007, representing 32.5% of total consolidated steel shipments in 2007, as compared to 18.4 million tonnes, or 23.3% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 18.4% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, exchange rate impact and strong demand for our products.

Long Carbon Americas and Europe

Sales in the Long Carbon Americas and Europe segment reached $27.0 billion for the year ended December 31, 2007, representing 25.7% of total consolidated sales, as compared to $15.4 billion, or 26.2% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 28.4 million tonnes for the year ended December 31, 2007, representing 25.9% of total consolidated steel shipments, as compared to 20.0 million tonnes, or 25.4% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 13.0% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers, strong demand for our products and exchange rate effect.

AACIS

Sales in the AACIS segment reached $15.0 billion for the year ended December 31, 2007, representing 14.2% of total consolidated sales, as compared to $11.7 billion, or 19.8% of total consolidated sales, for the year ended December 31, 2006.

Total steel shipments reached 16.4 million tonnes for the year ended December 31, 2007, representing 14.9% of total consolidated steel shipments, as compared to 15.9 million tonnes, or 20.1% of total consolidated steel shipments, for the year ended December 31, 2006.

Average steel selling price increased 17.2% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to our ability to pass on increased input costs to our customers and strong demand for our products.

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

Steel Solutions and Services

Sales in the Steel Solutions and Services segment reached $17.0 billion for the year ended December 31, 2007, as compared to $5.8 billion, for the year ended December 31, 2006.

Total steel shipments reached 16.5 million tonnes for the year ended December 31, 2007, as compared to 6.3 million tonnes for the year ended December 31, 2006.

Average steel selling price increased 10.6% for the year ended December 31, 2007, as compared with the year ended December 31, 2006, primarily due to increases in price of steel generally and an exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the year ended December 31, 2006:

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2006	2007	2006	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	1,891	3,163	11.2	14.5
Flat Carbon Europe	1,010	4,148	6.7	11.9
Long Carbon Americas and Europe	2,090	4,083	13.5	15.1
AACIS	2,296	2,843	19.7	19.0
Stainless Steel(2)	353	876	10.8	9.4
Steel Solutions and Services(3)	188	559	3.3	3.3

(1)	Includes results of operations of Arcelor from August 1, 2006.
(2)	The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.
(3)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

As a result of the various factors described above, in particular the inclusion of Arcelor from August 1, 2006, our operating income amounted to $14.8 billion for the year ended December 31, 2007, representing an increase of 97% over operating income of $7.5 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.2 billion for the year ended December 31, 2007, representing 21.3% of total consolidated operating income, compared to $1.9 billion, or 25.1% for the year ended December 31, 2006.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, representing 28.0% of total consolidated operating income, compared to $1.0 billion, or 13.4% for the year ended December 31, 2006.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, representing 27.5% of total consolidated operating income, compared to $2.1 billion, or 27.7% for the year ended December 31, 2006.

AACIS

In the AACIS segment, operating income reached $2.8 billion for the year ended December 31, 2007, representing 19.2% of total consolidated operating income, compared to $2.3 billion, or 30.5% for the year ended December 31, 2006.

Stainless Steel

The results of the Stainless Steel segment correspond solely to the operations of Arcelor, whose results are included from August 1, 2006.

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, representing 5.9% of total consolidated operating income, compared to $353 million, or 4.7% for the year ended December 31, 2006.

Steel Solutions and Services

The majority of the Steel Solutions and Services segment corresponds to the operations of Arcelor, whose results are included from August 1, 2006.

In the Steel Solutions and Services segment, operating income was $559 million for the year ended December 31, 2007, representing 3.8% of total consolidated operating income, compared to $188 million, or 2.5% for the year ended December 31, 2006.

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

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on a Pro Forma Basis (Unaudited)

The following unaudited pro forma financial information of ArcelorMittal gives effect to the following transactions as if they occurred on January 1, 2006:

•	the acquisition by Mittal Steel of 94.2% of the share capital (on a diluted basis) of Arcelor and all of the outstanding OCEANEs (convertible bonds) of Arcelor.; and

•	the acquisition by Arcelor of Dofasco and Sonasid.

	2006 ArcelorMittal Historical(1)	Arcelor Historical (January 1 to July, 31 2006)(2)	Pro Forma Adjustments		2006 Pro Forma Combined ArcelorMittal
Sales	$58,870	$28,659	$1,047	(3)	$88,576
Operating income	7,532	3,018	1,307	(4)	11,857
Financing costs—net	(654)	(451)	(223	)(5)	(1,328)
Income tax expense	(1,122)	34	(579	)(6)	(1,667)
Minority interest	859	426	202	(7)	1,487
Net income attributable to equity holders of the parent	5,247	2,103	644	(8)	7,994

Notes to the unaudited pro forma financial information are as follows:

(1)	Represents the historical condensed consolidated income statement of Mittal Steel for the year ended December 31, 2006, as adjusted retrospectively for the finalization of the allocation of purchase price of Arcelor as required by IFRS 3.
(2)	Represents the historical condensed consolidated statement of income of Arcelor for the period from January 1, 2006 through July 31, 2006 translated from euros into U.S. dollars using an average exchange rate of 1 to $1.2343.
(3)	Represents the historical sales of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006.
(4)	Represents the sum of the incremental amortization of favorable and unfavorable contracts recognized with the acquisition of Arcelor for the seven months ended July 31, 2006 ($56 million), the elimination of the fair value of the inventory acquired in the acquisition of Arcelor and recognized as expense in the ArcelorMittal historical statement of income for the year ended December 31, 2006 in an amount of $1.1 billion and the historical operating income of Dofasco for the period from January 1, 2006 to March 1, 2006 and Sonasid for the period from January 1, 2006 to June 1, 2006, the respective dates of their acquisition, in a total amount of $151 million.
(5)	Represents the incremental interest expense related to the borrowings for the acquisition of Arcelor.
(6)	Represents the tax impact of the above adjustments assuming a 25% blended statutory rate.
(7)	Represents the reallocation of the net income attributable to minority interests to net income attributable to equity holders of the parent for the minority interest in Arcelor and Sonasid.
(8)	Represents the sum of the adjustments above and elimination of the costs incurred by Arcelor relating to the acquisition that were expensed during the seven months ending July 31, 2006 ($341 million).

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

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of sales at ArcelorMittal by operating segment for the year ended December 31, 2007 as compared to the year ended December 31, 2006 (the latter on a pro forma basis):

	Sales for the Year ended December 31(1)		Changes in
Segment	2006 (pro forma)	2007	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	20,662	21,839	5.7	(6.7)	5.4
Flat Carbon Europe	28,188	34,924	23.9	4.4	18.9
Long Carbon Americas and Europe	21,539	27,035	25.5	(1.6)	14.2
AACIS	11,755	14,971	27.4	2.9	17.2
Stainless Steel	7,251	9,349	28.9	(13.1)	40.9
Steel Solutions and Services(2)	12,643	16,988	34.4	10.7	13.7

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions.

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

Average steel selling price increased 16.1% for the year ended December 31, 2007, as compared to pro forma average steel selling prices for the year ended December 31, 2006, due to a healthy market environment and steel demand.

Flat Carbon Americas

In the Flat Carbon Americas segment, sales were $21.8 billion for the year ended December 31, 2007, a rise of 5.7% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to higher prices due to our ability to pass on higher input costs.

Total steel shipments were 26.9 million tonnes for the year ended December 31, 2007, a decrease of 6.7% over pro forma shipments for the year ended December 31, 2006. Shipments were lower in the U.S. operations of ArcelorMittal due to weak market demand, partially offset by higher shipments at CST following its capacity expansion project.

Average steel selling price increased 5.4% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, primarily due to the improved market for our products, particularly in South America, as well as our ability to pass on increased input costs to our customers, and favorable exchange rate, in South America.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $34.9 billion for the year ended December 31, 2007, an increase of 23.9% over pro forma sales for the year ended December 31, 2006, mainly due to higher selling prices, higher shipments and exchange rate effect, offset by an increase in input prices.

Total steel shipments reached 35.6 million tonnes for the year ended December 31, 2007, a rise of 4.4% over pro forma steel shipments for the year ended December 31, 2006, mainly due to favorable demand.

Average steel selling price increased 18.9% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006. Average selling prices increased due to favorable demand as well as our ability to pass on increased input costs to our customers and exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales reached $27.0 billion for the year ended December 31, 2007, an increase of 25.5% over pro forma sales for the year ended December 31, 2006. Sales were higher mainly due to increased average selling prices in Europe and South America.

Total steel shipments were 28.4 million tonnes for the year ended December 31, 2007, a slight decrease of 1.6% over pro forma steel shipments for the year ended December 31, 2006.

Average steel selling price increased 14.2% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by price increases due to improved market conditions for our products, along with a favorable exchange rate impact in Europe and South America and increased domestic sales in Brazil and Argentina.

AACIS

In the AACIS segment, sales reached $15.0 billion in 2007, an increase of 27.4% over pro forma sales for the year ended December 31, 2006. The main reason for the sales increase was an increase in average selling prices particularly in operations in Ukraine, Kazakhstan and South African operations.

Total steel shipments reached 16.4 million tonnes for the year ended December 31, 2007, an increase of 2.9% over pro forma steel shipments for the year ended December 31, 2006. This increase resulted primarily from improved volumes at our Ukrainian and Kazakhstan operations, particularly in the second and third quarters of 2007, offset by production issues at our South African operations due to the relining of a blast furnace.

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

Average steel selling price increased 40.9% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, mainly due to higher nickel prices in the first half of 2007, which fell in the second half of 2007.

Steel Solutions and Services

In the Steel Solutions and Services segment, sales reached $17.0 billion for the year ended December 31, 2007, an increase of 34.4% over pro forma sales for the year ended December 31, 2006, driven by higher selling prices and increased shipments, offset by higher input costs.

Total steel shipments were 16.5 million tonnes for the year ended December 31, 2007, an increase of 10.7% over pro forma steel shipments for the year ended December 31, 2006 due to favorable demand, as well as the inclusion of the trading and international sales activity of ArcelorMittal International.

Average steel selling price increased 13.7% for the year ended December 31, 2007, as compared with pro forma average steel selling prices for the year ended December 31, 2006, driven by favorable market demand for our products and increase in the purchase price of steel and the favorable exchange rate impact.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2007, as compared with the pro forma operating income and operating margin for the year ended December 31, 2006 (the latter on a pro forma basis):

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2006 (pro forma)	2007	2006	2007
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	2,551	3,163	12.3	14.5
Flat Carbon Europe	2,776	4,148	9.8	11.9
Long Carbon Americas and Europe	3,365	4,083	15.6	15.1
AACIS	2,305	2,843	19.6	19.0
Stainless Steel(2)	741	876	10.2	9.4
Steel Solutions and Services(3)	496	559	3.9	3.3

(1)	Amounts are prior to inter-company eliminations and include non-steel sales.
(2)	Includes results of operations of Arcelor from August 1, 2006.
(3)	The results of the Steel Solutions and Services segment include those of ArcelorMittal Wire Solutions. Apart from the results of ArcelorMittal Wire Solutions, the results of the Steel Solutions and Services segment include the results of operations of Arcelor from August 1, 2006.

As a result of the various factors described above, our operating income amounted to $14.9 billion for the year ended December 31, 2007, representing an increase of 25.8% over pro forma operating income of $11.8 billion for the year ended December 31, 2006.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income reached $3.2 billion for the year ended December 31, 2007, an increase of 24% over pro forma operating income for the year ended December 31, 2006 due to the reasons described above. Operating income was affected by impairment expenses of $82 million recorded in relation to a restructuring of our operations in Contrecoeur, Canada.

Flat Carbon Europe

In the Flat Carbon Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, an increase of 49.4% over pro forma operating income for the year ended December 31, 2006, driven by positive price effects, and a positive exchange rate impact.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, operating income reached $4.1 billion for the year ended December 31, 2007, a rise of 21.3% as compared with pro forma operating income for the year ended December 31, 2006, due to the factors explained above. During the fourth quarter, operating income was affected by impairment expenses of $50 million recorded in relation to a restructuring of our operations at ArcelorMittal Gandrange.

AACIS

In the AACIS segment, operating income reached $2.8 billion for the year ended December 31, 2007, an increase of 23.3% over pro forma operating income for the year ended December 31, 2006 due to the reasons explained above. Operating income in 2007 includes $69 million in voluntary retirement plan costs at our Ukrainian operations.

Stainless Steel

In the Stainless Steel segment, operating income was $876 million for the year ended December 31, 2007, an increase of 18.2% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

Steel Solutions and Services

In the Steel Solutions and Services segment, operating income reached $559 million for the year ended December 31, 2007, an increase of 12.7% over pro forma operating income for the year ended December 31, 2006 for the reasons explained above.

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

Minority Interest

Minority interest in income of subsidiaries was $1,482 million for the year ended December 31, 2007, as compared with pro forma minority interest of $1,487 million for the year ended December 31, 2006. This was the result of offsetting factors. First, minority interests were reduced by the buyout of the minority shareholders in ArcelorMittal Brasil (minority interest in ArcelorMittal Brasil amounted to $246 million for the five month-period ended May 31, 2007), and the merger of ArcelorMittal and Arcelor in which Arcelor minority shareholders received ArcelorMittal shares (minority interest in Arcelor amounted $308 million for the ten month-period ended October 31, 2007). These reductions were nearly offset by increased income in various subsidiaries with minority shareholders, principally ArcelorMittal South Africa, ArcelorMittal Ostrava, ArcelorMittal Kryviy Rih, ArcelorMittal Annaba, ArcelorMittal Poland, ArcelorMittal Inox Brasil and Acindar, as well as Arcelor prior to completion of the merger.

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

As of December 31, 2008, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $7.6 billion, as compared to $8.1 billion as of December 31, 2007. In addition, ArcelorMittal, including its operating subsidiaries, had available borrowing capacity of $5.8 billion under its existing credit facilities as of December 31, 2008, as compared to $8.6 billion as of December 31, 2007. ArcelorMittal also has a €3 billion (approximately $4.2 billion) commercial paper program (of which approximately $2.4 billion was outstanding as of December 31, 2008) and its policy has been to maintain availability under its credit facilities as “back up” for its commercial paper program.

As of December 31, 2008, ArcelorMittal’s total debt, which includes long-term debt, short-term debt and borrowings under working capital facilities, was $34.1 billion (compared to $30.6 billion as of December 31, 2007). Most of the external debt is borrowed by the parent company on an unsecured basis, with some amounts borrowed by its former finance subsidiary, ArcelorMittal Finance, and fully guaranteed by ArcelorMittal, and other amounts borrowed by other operating subsidiaries and secured by liens on specified assets of the relevant subsidiary. As of December 31, 2008, ArcelorMittal’s external debt bore interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as (A) long-term debt, net of current portion, plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity) at December 31, 2008 was 45% as compared to 37% at December 31, 2007. Total debt increased year-on-year primarily due to the financing of acquisitions (particularly of the minority interests in subsidiaries) and investments, increased working capital needs and the financing of share buy-backs.

ArcelorMittal’s principal financing facilities—that is, the €17 Billion Facility, the $4 Billion Facility, the 2005 Credit Facility and the Letter of Credit Facility—contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain conditions. Certain of these agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility and the 2005 Credit Facility have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments) is not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), greater than 3.5 to 1. As of December 31, 2008, this ratio stood at approximately 1.1 to 1. In addition, the Letter of Credit Facility requires ArcelorMittal’s interest coverage ratio (i.e., the ratio of Consolidated EBITDA (substantially as defined above) to Consolidated Net Interest Payable (consolidated interest payable less consolidated interest receivable during a given measurement period)) to be greater than 4 to 1 at the end of any measurement period. As of December 31, 2008, this ratio stood at approximately 12 to 1. Non-compliance with such covenants would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations.

As of December 31, 2008, ArcelorMittal had guaranteed approximately $1.0 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities and its guarantees have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under other ArcelorMittal credit facilities.

Following the acceleration of the global financial crisis in September 2008, and especially in the wake of the bankruptcy of Lehman Brothers and the bailouts of several other major financial institutions, conditions in the global credit market deteriorated drastically. Liquidity disappeared rapidly (as evidenced by the unprecedented high spreads of LIBOR rates over U.S. Treasury bond rates in the interbank lending market) as investors grew concerned about the size and scope of credit losses at banks and other counterparties. The global repricing of credit also led investors to tighten credit toward companies with high leverage or in sectors that have been negatively affected by the global economic crisis, including steel and other basic material producers. This risk aversion was also evidenced in the credit default swap market where spreads of many financial institutions and corporate issuers greatly increased, reflecting, among other things, counterparty concerns over liquidity. The credit default swaps on ArcelorMittal debt have traded at elevated spreads since the fall of 2008, although easing somewhat since early 2009. ArcelorMittal believes that it is not subject to near-term liquidity constraints, given its liquidity available as of December 31, 2008, its cash flow generation capability and prospects, and its near-to mid-term debt repayment schedule, as recently affected by its entry into Forward Start facilities, as described below under “—Financings”.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2008 (before giving effect to the Forward Start facility commitments described below under “—Financings”).

	Repayment Amounts Per Year (in billions of $)
Type of Indebtedness	2009	2010	2011	2012	2013	>2013	Total
Term loan repayments
- €12bn syndicated credit facility	$3.2	$3.3	$3.3	—	—	—	$9.8
- $1.7bn syndicated credit facility	—	1.7	—	—	—	—	1.7
Bonds	0.1	0.8	—	—	1.5	3.3	5.7

Subtotal	3.3	5.8	3.3	—	1.5	3.3	17.2
Long-term credit facilities
- €5bn syndicated credit facility	—	—	—	6.5	—	—	6.5
- $1.5bn syndicated credit facility	—	1.5	—	—	—	—	1.5
€1bn bilateral facilities	—	—	—	—	—	—	—
Commercial paper	2.4	—	—	—	—	—	2.4
Other loans (mostly revolving, including at subsidiaries)	2.7	0.8	0.6	1.2	0.4	0.8	6.5

Total Debt	$8.4	$8.1	$3.9	$7.7	$1.9	$4.1	$34.1

The following table summarizes the amount of credit available as of December 31, 2008 under ArcelorMittal’s principal credit facilities.

Credit lines available	Initial Facility Amount	Drawn	Available
(in billions of $)
€5bn syndicated credit facility*	$7.0	$6.5	$0.5
$1.5bn syndicated credit facility	1.5	1.5	0.0
$4bn syndicated credit facility	4.0	0.0	4.0
€1bn bilateral facilities	1.3	0.0	1.3

Total committed lines	$13.8	$8.0	$5.8

*	Euro-denominated loans converted at the Euro/$ exchange rate of 1.3917 as of December 31, 2008.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2008 is set forth in notes 14 and 15 to the ArcelorMittal Consolidated Financial Statements.

Financings

Outstanding debt of ArcelorMittal and its subsidiaries is summarized below by category. On December 10, 2007, ArcelorMittal transferred a substantial portion (more than 95%) of its debt to ArcelorMittal Finance (formerly named Arcelor Finance), a Luxembourg corporate partnership limited by shares (société en commandite par actions), which was intended at the time to become the principal borrowing vehicle of the ArcelorMittal group. On June 18, 2008, ArcelorMittal announced that, going forward, the principal borrowing vehicle of the group would be ArcelorMittal, the ultimate holding company of the group. As a result, future bonds are expected to be issued by ArcelorMittal. On October 31, 2008, ArcelorMittal Finance transferred all loans outstanding under the €17 Billion Facility (discussed above) to ArcelorMittal. Going forward, the main debt that is expected to remain outstanding at the level of ArcelorMittal Finance will be outstanding bond issues amounting to $1.8 billion in the aggregate, the last of which matures in 2014.

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities (a €4 billion term loan facility and €3 billion revolving credit facility). All of these refinanced facilities were repaid and cancelled in December 2006. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments as provided for in the agreement and on May 30 and November 30, 2008, an equivalent amount of €1.2 and €1.2 billion was repaid. The outstanding amount under the €12 billion term loan facility at December 31, 2008 was €7.2 billion. The €5 billion revolving credit facility remains available and was used from time to time in 2008. At December 31, 2008, €4.7 billion had been drawn under the €5 billion revolving credit facility. After having previously transferred the total €17 Billion Facility to ArcelorMittal Finance in December 2007, the total outstanding amount under this credit facility was transferred back to ArcelorMittal on October 31, 2008.

The outstanding amount under €17 billion credit facility at December 31, 2008 was $16,289 million, and interest expense related to this facility was $841 million in 2008.

On May 13, 2008 ArcelorMittal Finance entered into the $4 Billion Facility (a revolving credit facility) with a group of lenders. Drawings under this facility may be used for general corporate purposes. ArcelorMittal has not drawn amounts under this facility to date, and it remains fully available. Approximately one-third is due in May 2009 (although ArcelorMittal has an option (subject to payment of a 0.10% extension fee) to extend this until May 2010) and approximately two-thirds is due in May 2011. On October 31, 2008, ArcelorMittal Finance transferred all of its rights and obligations under this facility to ArcelorMittal.

On April 7, 2005, the Company and certain subsidiaries entered into the 2005 Credit Facility, a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan facility and a $1.5 billion revolving credit facility) with a consortium of banks. The 2005 Credit Facility was amended on February 6, 2007 to align it with the terms of the €17 billion credit facility (discussed above), and was further amended on March 14, 2008. The outstanding amount under this facility at December 31, 2008 was $3.2 billion. After having previously transferred the total $3.2 billion credit facility to ArcelorMittal Finance in December 2007, the total outstanding amount under this credit facility was transferred back to ArcelorMittal on September 5, 2008.

In 2007 and 2008, ArcelorMittal Finance entered into bilateral credit facilities totaling €950 million ($1.3 billion). The proceeds of any borrowings under these facilities may be used for general corporate purposes. All credit facilities remained unutilized at December 31, 2008. During 2008, ArcelorMittal Finance transferred all of its rights and obligations under these facilities to ArcelorMittal.

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

Forward Start Facilities

On February 11, 2009, ArcelorMittal announced that it had secured commitments from banks for two Forward Start facilities totaling $4.8 billion, subject to certain conditions. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility, and therefore certainty as to the availability of funds for that refinancing. A Forward Start facility is typically entered into at a time well before a refinancing facility would ordinarily be put in place. The existing facility is not amended and continues in force. ArcelorMittal decided to enter into these facilities in order to secure significant liquidity in advance in the event that difficult credit market conditions persist for longer than expected.

Of the $4.8 billion in commitments secured, $3.2 billion in commitments secured may be used to refinance the $4 Billion Facility described above, which is scheduled to mature in 2009 or (if extended) 2010 (as to approximately one-third) and 2011 (as to approximately two-thirds). A $3.2 billion revolving credit facility in respect of these commitments was entered into on February 13, 2009. Proceeds from the remaining $1.6 billion in commitments may be used to refinance at maturity the 2005 Credit Facility described above, which is scheduled to mature in 2010. During the first phase of securing commitments for the Forward Start facility that may be used to refinance the 2005 Credit Facility, ArcelorMittal approached only a select group of core relationship banks. During a second phase beginning in the second half of February 2009, ArcelorMittal is approaching the lenders under the 2005 Credit Facility as well as additional relationship banks.

Other Loans and Debt Securities

In 2003, ArcelorMittal Finance issued €600 million of loans in two tranches of €500 million on September 24 and €100 million on December 4. The loans are unsecured and unsubordinated and bear interest at 5.125%. They mature on September 24, 2010.

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 million of which 150 million were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). The amount outstanding under these notes was $420 million.

The Senior Secured Notes are secured by First Mortgage Bonds (relating to certain assets) and by a second position lien on the inventory of ArcelorMittal USA and fully and unconditionally guaranteed by ArcelorMittal USA and certain of its usually owned subsidiaries and by ArcelorMittal.

On April 14, 2004, ArcelorMittal USA issued $600 million of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount that is amortized as interest expense over the life of the notes. On July 22, 2005, ArcelorMittal USA repurchased $100 million of the notes leaving an outstanding balance of $500 million. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% due November 7, 2014.

On December 10, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% due December 10, 2009.

On June 15, 2007, the Company signed an eight-year $100 million loan agreement with the European Bank for Reconstruction and Development for on-lending to ArcelorMittal Temirtau in order to finance the overall modernization of the coal mines operated by ArcelorMittal Temirtau in the region of Karaganda. The outstanding amount under this agreement at December 31, 2008 was $100 million. The loan bears interest based on LIBOR plus a margin.

On July 24, 2007, ArcelorMittal Finance and a subsidiary signed a €500 million five-year loan agreement due 2012 that bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

On May 27, 2008, the Company issued unsecured and unsubordinated fixed rate U.S. dollar-denominated bonds in two tranches totaling $3 billion. The $1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the $1.5 billion notes due 2018 bear interest at the rate of 6.125%.

Commercial Paper Program

ArcelorMittal has a €3 billion commercial paper program in the French market, which had approximately €1.7 billion ($2.4 billion) outstanding as of December 31, 2008.

Credit Ratings

ArcelorMittal’s long-term corporate credit rating is currently “BBB+” according to Standard & Poor’s Ratings Services and Fitch Ratings and “Baa2” according to Moody’s Investors Service. The latest statements by the credit agencies are as follows:

•	On September 16, 2008, Fitch Ratings upgraded its long-term Issuer Default Rating to “BBB+” from “BBB”.

•

On February 12, 2009, Standard & Poor’s Ratings Services revised its outlook on ArcelorMittal to negative from stable, while affirming the Company’s BBB+ long-term corporate credit rating. Standard & Poor’s cited the current macroeconomic environment and the sharp deterioration of conditions in the steel industry as reasons for the change in outlook. It noted that the Company’s rating would be downgraded if steel industry conditions deteriorate further or if the Company is unsuccessful in reducing debt and cutting costs, and that its rating assumes that ArcelorMittal will refrain from large acquisitions and maintain its capital expenditures for 2009 near $3 billion. It said it would consider revising the outlook back to stable if ArcelorMittal successfully implements its debt reduction strategy or conditions in the steel industry visibly improve and help the group restore its credit metrics.

•

On February 13, 2009, Moody’s Investor Services issued a credit opinion affirming the Company’s Baa2 rating with stable outlook, citing among other factors ArcelorMittal’s strong market position, high geographical and product diversification, and its current focus on debt reduction and cashflow generation. Moody’s said its stable outlook reflected its expectations that the steel industry would show signs of recovery during the second quarter of 2009, and assumed that ArcelorMittal would continue to reduce its debt, lengthen its debt maturity profile and adjust its fixed cost-base to reduced steel demand.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sources and Uses of Cash

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2007	2008
	(in $ millions)
Net cash provided by operating activities	$16,532	$14,652
Net cash used in investing activities	(11,909)	(12,428)
Net cash used in financing activities	(3,417)	(2,132)

Net Cash Provided by Operating Activities

For the year ended December 31, 2008, cash flow from operations decreased to $14,652 million, as compared with $16,532 million for the year ended December 31, 2007. The decrease was due in part to the $1.4 billion decrease in net income. Working capital (consisting of inventories plus trade accounts receivables less trade accounts payables) increased by $8.1 billion primarily as a result of an increase in inventories ($7.7 billion), itself due to the increase in price and quantity of raw materials as well as finished steel products. In the fourth quarter of 2008, the Company’s working capital decreased substantially due to a reduction in inventory and accounts receivable, partly offset by accounts payable reduction, as steel and raw material prices collapsed and the Company curtailed its steel production and raw material purchases. The Company expects further inventory reductions in 2009. Cash flow from operations in 2008 included proceeds from the winding up of certain forward exchange and option contracts that had been used to hedge raw material purchases ($2.5 billion).

Net Cash Used in Investing Activities

Net cash used in investing activities was $12,428 million, primarily due to the acquisition of net assets of subsidiaries, net of cash and capital expenditures. In 2008, the Company made a variety of acquisitions for a total investment net of cash acquired of 9.3 billion and received $2.2 billion in proceeds from asset disposals.

Capital expenditures were approximately $5.5 billion in both 2007 and 2008.

Capital expenditure in 2008 included the following principal projects. The Company completed 2 additional direct reduction kiln in Vanderbijlpark, South Africa; an iron ore project with a capacity of two million metric tonnes in Mexico; a new rolling mill in Huta Warszawa, Poland, with a capacity of 650,000 tonnes; a new bar mill with a capacity of 400,000 tonnes in Temirtau, Kazakhstan; a new steel service center in Krakow, Poland, with a capacity of 450,000 tonnes; new coke batteries of 734,000 tonnes in ZKZ, Poland; and the restart of a one million tonne integrated route in Zenica, Bosnia and Herzegovina. The Company also completed its caster revamping in Dunkerque, France and Fos, France, and generated an addition 300,000 tonnes of capacity in Acindar, Argentina.

ArcelorMittal is adapting its previously announced growth plan in light of the current challenging market conditions. Consequently, it is reducing anticipated capital expenditure. It currently expects capital expenditure in 2009 to amount to approximately $3.0 billion. Of this amount, approximately $2.5 billion relates to maintenance of existing sites (including health and safety investments). This level of so-called “maintenance” capital expenditure is lower than in 2007, due in part to reduced production levels as well as to anticipated deflation in engineering and equipment cost. So-called “growth” capital expenditure will be limited to relatively small projects that do not add steel or raw material production capacity and are expected to generate a high return on investment.

For a summary of ArcelorMittal’s principal investments and acquisitions in 2008, including purchase prices paid, see “Item 4A—Information on the Company—History—Investments and Acquisitions”.

Net Cash Used in Financing Activities

Net cash used in financing activities was $2,132 million for the year ended December 31, 2008, as compared to net cash used in financing activities of $3,417 million in 2007. In 2008, the Company repurchased shares for a total consideration of $4.4 billion and paid dividends totaling $2.6 billion, including dividends paid by operating subsidiaries to minority shareholders ($2.1 billion of dividends was paid by the parent company (ArcelorMittal) to its shareholders). The impact of these payments was partially offset by a net increase in indebtedness.

Equity

Equity attributable to the equity holders of the parent decreased to $55,198 million at December 31, 2008, as compared to $56,685 million at December 31, 2007. The decrease is primarily on account of the share buy back program, dividend pay-outs and foreign exchange impact.

Earnings Distributions

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend from $1.30 to $1.50. This change to the Company’s dividend policy reconfirmed ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by share buy-backs. Based on annual net earnings for the twelve months ended December 31, 2007 of $10.4 billion, the Board stated the intention of ArcelorMittal to return a total of $3.1 billion to shareholders in 2008 by paying a cash dividend of approximately $2.1 billion and by implementing a $1.0 billion share buy-back program. This distribution policy came into effect on January 1, 2008.

On February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its distribution policy. On February 22, 2008, with the acquisition of 14.6 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, ArcelorMittal announced the completion of this program. Out of the 25 million shares purchased from Carlo Tassara International S.A. at a price of $68.70 (€ 46.60) per share, 14.6 million shares were purchased under the $1.0 billion buy-back program (which is part of the earnings distribution program) and 10.4 million shares were purchased under the 44 million buy-back program discussed below.

On March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008, an interim dividend of $0.375 cents per share was paid.

Considering the exceptional global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875), subject to the approval of the annual general meeting of shareholders on May 12, 2009. The new quarterly dividend payments would take place on March 16, 2009 (an interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. Moreover, the Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. Once market conditions have normalized, the Board intends to review the Company’s policy.

Additional Share Buy-Back Program

On December 12, 2007, ArcelorMittal announced a program to buy back 44 million shares over two years. Purchases under this program began on December 18, 2007. The Company acquired approximately 130,000 shares under this program through the end of 2007, at an outlay of $9 million and with an average price of $70.38 per share. During the twelve months ended December 31, 2008, ArcelorMittal repurchased an aggregate 43.8 million shares under the 44 million shares buy-back program, at an average price of $78.58 (€51.98), per share and for a total of $3.4 billion. Under the 44 million buy-back program, ArcelorMittal repurchased a total of 43.9 million shares at an average price of $78.56 (€51.97) per share and for a total of $3.5 billion.

ArcelorMittal held, indirectly and directly, approximately 82.8 million shares in treasury as at December 31, 2008. This is equivalent to approximately 5.72% of the total issued number of ArcelorMittal shares.

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

ArcelorMittal’s major 2007 capital expenditure projects, among others were: (1) a new coke oven battery at ZKZ Poland; (2) hot strip mill expansion at ArcelorMittal Brasil; (3) various improvements, including coke oven battery and sinter plant upgrades, at ArcelorMittal Kryviy Rih; (4) two new DR Kilns at ArcelorMittal South Africa; (5) a new integrated steel mill complex consisting of coke oven battery, blast furnace, basic oxygen furnace, power plant and auxiliary facilities in Bosnia; (6) ArcelorMittal Vega’s expansion plan; and (7) a new steel service center in Krakow, Poland.

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

Equity

Equity attributable to the equity holders of the parent increased to $56,685 million at December 31, 2007 as compared to $42,148 million at December 31, 2006.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2007 and 2008 amount to $214 million and $295 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

The Company expects first quarter 2009 operating results to be slightly negative due to continued pressure on margins and low shipments. The effective tax rate for year 2009 is expected to be 10% or below.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See note 22 of ArcelorMittal Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2008, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2008, various long-term obligations that will become due in 2008 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2008, ArcelorMittal’s current estimate of their annual maturities (undiscounted).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—note 15 to the ArcelorMittal Consolidated Financial Statements	$29,509	$3,842	$12,047	$9,583	$4,037
Operating Lease Obligations—note 22 to the ArcelorMittal Consolidated Financial Statements	489	86	143	105	155
Environment Commitments(1) and asset retirement obligation—note 20 and note 24 to the ArcelorMittal Consolidated Financial Statements	1,047	147	238	84	578
Purchase Obligations—note 22 to the ArcelorMittal Consolidated Financial Statements	29,724	5,790	10,539	5,738	7,657
Funding Contribution to the pension and post-employment plans(2)	832	832	—	—	—
Scheduled interest payments(3)	4,189	1,177	1,605	847	560
Other Long-Term Liabilities	468	—	468	—	—
Acquisition/Investment Commitments—note 22 to the ArcelorMittal Consolidated Financial Statements	2,233	245	900	315	773

Total	$68,491	$12,119	$25,940	$16,672	$13,760

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2008.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2008. The actual timing of these future cash flows may differ due to events and circumstances that are out of the direct control of ArcelorMittal. Also included are liabilities related to environmental matters, which are further discussed in note 24 to the ArcelorMittal Consolidated Financial Statements. For further details on commitments, please refer to note 22 to the ArcelorMittal Consolidated Financial Statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ArcelorMittal continues to place strong emphasis on corporate governance. ArcelorMittal has twelve independent directors on its 16-Member Board of Directors. See “Item 6C—Board Practices/Corporate Governance”. ArcelorMittal’s Audit Committee and ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of three independent members.

On May 13, 2008, following the end of Mr. Joseph Kinsch’s mandate as Director, Mr. Lakshmi N. Mittal became Chairman of the Board. Currently, the Board of Directors is comprised of 16 directors, 15 of whom are “non-executive” directors and one of whom is an “executive” director. On May 13, 2008, the resignations of Romain Zaleski, Corporación JMAC B.V. and Manuel Fernandez Lopez from the Board of Directors, as well as the expirations of the mandates of Messrs. Joseph Kinsch and Edmond Pachura, were accepted by the annual general meeting (“AGM”). Lewis B. Kaden, Ignacio Fernández Toxo, Malay Mukherjee and Antoine Spillmann were elected as members of the Board of Directors.

The members of the ArcelorMittal Board of Directors as of December 31, 2008 are as set forth below:

Name	Age(4)	Date Joined Board(5)	End of Term at AGM to be held in	Position within ArcelorMittal
Lakshmi N. Mittal	58	May 1997	2011	Chairman of ArcelorMittal’s Board of Directors and Chief Executive Officer
Lewis B. Kaden(2)(3)	66	April 2005	2011	Member of ArcelorMittal’s Board of Directors
Vanisha Mittal Bhatia	28	December 2004	2010	Member of ArcelorMittal’s Board of Directors
Narayanan Vaghul(1)(3)	72	July 1997	2009	Member of ArcelorMittal’s Board of Directors
Wilbur L. Ross(1)(3)	71	April 2005	2009	Member of ArcelorMittal’s Board of Directors
François Pinault(3)	72	June 2006	2009	Member of ArcelorMittal’s Board of Directors
José Rámon Álvarez Rendueles(1)(3)	68	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Sergio Silva de Freitas(2)(3)	65	October 2006	2009	Member of ArcelorMittal’s Board of Directors
Georges Schmit	55	October 2006	2011	Member of ArcelorMittal’s Board of Directors
Michel Angel Marti(3)	61	October 2006	2009	Member of ArcelorMittal’s Board of Directors
Ignacio Fernández Toxo(3)	56	May 2008	2010	Member of ArcelorMittal’s Board of Directors
Jean-Pierre Hansen(2)(3)	60	October 2006	2009	Member of ArcelorMittal’s Board of Directors
John Castegnaro(3)	64	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Antoine Spillmann(3)	45	October 2006	2011	Member of ArcelorMittal’s Board of Directors
HRH Prince Guillaume de Luxembourg(3)	45	October 2006	2011	Member of ArcelorMittal’s Board of Directors
Malay Mukherjee	60	May 2008	2011	Member of ArcelorMittal’s Board of Directors

(1)	Audit Committee
(2)	Appointments, Remuneration and Corporate Governance Committee
(3)	“Non-executive” and independent director
(4)	Age as of December 31, 2008
(5)	Of ArcelorMittal or its predecessor Mittal Steel

The business address of each of the members of ArcelorMittal’s Board of Directors is ArcelorMittal’s offices at 19, avenue de la Liberté, L-2930 Luxembourg, G.D. of Luxembourg.

Lakshmi N. Mittal, 58, Lakshmi N. Mittal is the Chairman and CEO of ArcelorMittal. Mr. Mittal founded Mittal Steel Company (formerly the LNM Group) in 1976 and guided its strategic development, culminating in the merger with Arcelor, agreed in 2006, to found the world’s largest steel maker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal began his career working in the family’s steel-making business in India, and has over 30 years of experience working in steel and related industries. In addition to forcing the pace of industry consolidation, he has also championed the development of integrated mini-mills and the use of DRI as a scrap substitute for steel-making. Following the transaction combining Ispat International and LNM Holdings to form Mittal Steel in December 2004, together with the simultaneous announcement of the acquisition of International Steel Group in the United States to form the world’s then-leading steel producer, Mr. Mittal was awarded Fortune magazine’s “European Businessman of the Year 2004”.

In 1996, Mr. Mittal was awarded “Steelmaker of the Year” by New Steel in the United States and the “Willy Korf Steel Vision Award” by World Steel Dynamics in 1998 for outstanding vision, entrepreneurship, leadership and success in global steel development. Following the creation of ArcelorMittal, Mr. Mittal was awarded “Business Person of 2006” by the Sunday Times, “International Newsmaker of the Year 2006” by Time Magazine and “Person of the Year 2006” by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received the 2007 Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India.

Mr. Mittal is an active philanthropist and a member of various trusts and boards, including the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the Presidential International Advisory Board of Mozambique, the World Economic Forum’s International Business Council, the International Iron and Steel Institute’s Executive Committee, the Investors’ Council to the Cabinet of Ministers of Ukraine, ICICI Bank Limited’s Board of Directors, Goldman Sachs’ Board of Directors and EADS. He also sits on the Advisory Board of the Kellogg School of Management in the United States.

Through the leadership of Mr. Mittal, ArcelorMittal contributes significantly to the local communities in which the Company operates. The ArcelorMittal Foundation promotes, guides and develops the Company’s commitment to society and sustainable development. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata where he received a Bachelor’s of Commerce degree. Mr. Mittal is married to Usha Mittal, and has a son, Aditya Mittal and a daughter, Vanisha Mittal Bhatia.

Lewis B. Kaden, 66, is the Lead Independent Director of ArcelorMittal. He has approximately 38 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Vice Chairman of Citigroup. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Centre for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows:

•	Co-ordination of activities of the other Independent Directors;

•	Liaison between the Chairman and the other Independent Directors;

•	Calling meetings of the Independent Directors when necessary and appropriate; and

•	Such other duties as are assigned from time to time by the Board of Directors.

Vanisha Mittal Bhatia, 28, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping Ltd., Mittal Steel Hamburg GmbH and an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 72, has over 50 years of experience in the financial sector and has been the Chairman of ICICI Bank Limited since 2002. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide.

Wilbur L. Ross, Jr., 71, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Invesco Private Capital, Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of American Home Mortgage Servicing Inc. Mr. Ross is a Board member of the Turnaround Management Association, Nikko Electric in Japan, Clarent Hospital Corp. and International Automotive Components. He also serves as a Director to Compagnie Européenne de Wagons SARL (Luxembourg), Wagon PLC (UK), the Japan Society, the Whitney Museum of American Art and the Yale School of Management. Previously, Mr. Ross served as the Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000 and as Chairman of the Smithsonian Institution National Board.

François Pinault, 72, is the founder and former President of the Artemis Group and PPR. The Artemis Group is a global investment holding company including 42% of the listed company PPR. PPR includes retail brands such as FNAC, La Redoute, Conforama, and luxury brands such as Gucci Group, which includes Gucci, Bottega Veneta, Yves Saint Laurent, Boucheron and Balenciaga. Artemis also owns the Chateau Latour vineyard in France and Christie’s auction house. Mr. Pinault also owns insurance and media businesses and holds minority shares in the French groups Bouygues and Vinci. Mr. Pinault also serves on the Board of Directors for Financière Pinault and Artemis.

José Ramón Álvarez Rendueles, 68, has extensive experience in the financial, economic and industrial sectors. He is a former Governor of the Bank of España and President of the Bank Zaragozano. He is President of the Board of Directors of ArcelorMittal España and Peugeot España. He is also a retired full professor of public finance at the Universidad Autónoma de Madrid and a Director of Gestevisión Telecinco S.A., Generali España and Sanitas.

Sergio Silva de Freitas, 65, has over 40 years of experience in the financial sector. He is President of the Board of Directors of ArcelorMittal Brasil. From 1975 to 1979, he was Secretary of Finance of Sao Paolo and served as Director of the Central Bank of Brasil in 1996. After several years spent in high-ranking positions in important financial institutions in São Paulo, London and Washington, he became Senior Vice-President of Banco Itaú and is currently a member of the International Advisory Board of Banco Itaú, Sao Paulo, Brazil. He is also a member of the Board of several Brazilian and foreign companies. He has a Bachelor’s degree in Electrical Engineering from Escola Nacional de Engenharia da Universidade Brasil.

Georges Schmit, 55, is Director General at the Ministry of the Economy and Foreign Trade and Member of the Board of Economic Development of the Grand-Duchy of Luxembourg. He is also Vice-Chairman of the Société Nationale de Crédit et d’Investissement (SNCI) and of the Entreprise des Postes et Télécommunications, Luxembourg and a Director of SES, Banque et Caisse d’Epargne de l’Etat and Paul Wurth. Mr. Schmit graduated from the University of Louvain, Belgium and holds a Master of Arts degree in Economics from the University of Michigan.

Michel Angel Marti, 61, serves as a representative of the employees of ArcelorMittal. He is a former Secretary of the Conféderation Française Démocratique du Travail (CFDT) union, located in Broye, France.

Jean-Pierre Hansen, 60, is Vice-Chairman of the Executive Committee and Senior Executive Vice-President of Suez, in charge of Operations. He entered the electricity and gas sector in 1975. Since January 2005, Mr. Hansen has been Vice-Chairman and CEO of Electrabel, a role he had previously held from 1992 to March 1999. Since March 1999, he has also held the position of Chairman of the Executive Committee of Electrabel. He is also CEO of Suez-Tractebel, Chairman of Fabricom and Director of Distrigas, Fluxys, AGBAR and ACEA, Vice-Chairman of the Federation of Enterprises in Belgium and associate professor of economics at the UCL and at the École Polytechnique (Paris). Mr. Hansen holds a Master’s degree in Electrical Engineering, a degree in Economics and a Doctorate in Engineering.

John O. Castegnaro, 64, serves as a representative of the employees of ArcelorMittal. He is a member of the Luxembourg Parliament and Honorary Chairman of the Onhofhängege Gewerkschaftsbond Lëtzebuerg (OGB-L) trade union.

Antoine Spillmann, 45, worked for leading investment banks in London from 1986 to 2000. He is now an Asset Manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance.

H.R.H. Prince Guillaume de Luxembourg, 45, worked for six months at the International Monetary Fund in Washington, DC, and spent two years working for the Commission of European Communities in Brussels. He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, DC, from which he graduated.

Ignacio Fernández Toxo, 56, has approximately 30 years of experience in trade union matters. He is currently a member of the Confederal Executive Committee of Comisiones Obreras (CC.OO.), serving as Secretary of Acción Sindical y Políticas Sectoriales

Malay Mukherjee, 60, has over 30 years of experience in a variety of technical and commercial functions in the steel industry, including iron ore mining, project implementation, materials management and steel plant operations. He joined the LNM Group in 1993 after working at the Steel Authority of India Limited (SAIL), where he last served as Executive Director (Works) at the Bhilai Steel Plant, the largest integrated steel plant in India, which has a production capacity of approximately four million tonnes. Mr. Mukherjee has a Master’s Degree in Mining from the U.S.S.R. State Commission in Moscow and a Bachelor’s of Science Degree from the Indian Institute of Technology in Kharagpur, India. Mr. Mukherjee also completed an advanced management program conducted by the Commonwealth Secretariat in joint association with the University of Ottawa, Canada and the Indian Institute of Management, Ahmedabad. Mr. Mukherjee joined Ispat Karmet in 1996 after serving as Managing Director of Ispat Mexicana, joining Ispat Europe as President and CEO in June 1999. Formerly the President and Chief Operating Officer of Ispat International N.V., Mr. Mukherjee became the Chief Operating Officer of Mittal Steel Company in October 2004. He is a former Member of ArcelorMittal’s Group Management Board with responsibility for Asia, Africa, CIS, Mining, Stainless, Pipes & Tubes as well as Technology.

Senior Management

On April 21, 2008, ArcelorMittal announced new appointments to its Group Management Board. These appointments follow the April 7, 2008 announcement of the retirement of Mr. Malay Mukherjee. The appointments of Mr. Sudhir Maheshwari, Mr. Christophe Cornier and Mr. Davinder Chugh are effective as of May 14, 2008.

The members of ArcelorMittal’s senior management as of December 31, 2008 are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	56	Executive Vice President, Head of Finance
Vijay Bhatnagar	61	Executive Vice President, CEO India
Jose Armando Campos	60	Executive Vice President, CEO Flat South America
Davinder Chugh	52	Member of the Group Management Board Responsible for Shared Services
Christophe Cornier	56	Member of the Group Management Board Responsible for Africa, Asia, Technology and Projects
Philippe Darmayan	56	Executive Vice President, CEO Steel Solutions and Services
Bernard Fontana	47	Executive Vice President, Head of Human Resources
Jean-Yves Gilet	52	Executive Vice President, CEO Stainless
Pierre Gugliermina	57	Executive Vice President, Chief Technology Officer

Name	Age(1)	Position
Robrecht Himpe	50	Executive Vice President, CEO Flat Europe
Sudhir Maheshwari	45	Member of the Group Management Board Responsible for M&A and Business Development
Aditya Mittal	32	CFO, Member of the Group Management Board Responsible for Mergers and Acquisitions (M&A), Strategy and Flat Americas
Lakshmi N. Mittal	58	Chairman and Chief Executive Officer
Carlo Panunzi	59	Executive Vice President, CEO Long Americas
Michael Pfitzner	59	Executive Vice President, Head of Marketing and Commercial Coordination
Arnaud Poupart-Lafarge	43	Executive Vice President, CEO Africa and Commonwealth of Independent States (CIS)
Gerhard Renz	61	Executive Vice President, CEO Long Europe
Michael Rippey	51	Executive Vice President, CEO USA
Lou Schorsch	59	Executive Vice President, CEO Flat Americas
Bill Scotting	50	Executive Vice President, Head of Strategy
Gonzalo Urquijo	47	Member of the Group Management Board Responsible for Long Products, China, Stainless, Tubular Products, Corporate Responsibility
Michel Wurth	54	Member of the Group Management Board Responsible for Flat Europe, Steel Solutions and Services, Products Development and R&D, Global Customers
Invitee
John Macnamara	58	Vice President, Health and Safety

(1)	Age as of December 31, 2008

Bhikam Agarwal, Executive Vice President, Head of Finance: Bhikam Agarwal previously served as Executive Vice President, responsible for Financial Controlling and Reporting and has over 32 years of experience in steel and related industries. He has held various senior executive positions within Mittal Steel and was previously its Chief Financial Officer after its formation as Ispat International.

Vijay Bhatnagar, Executive Vice President, CEO India: Prior to his current assignment, Vijay Bhatnagar was Chief Executive Officer of Mittal Steel Poland as from June 2005. Before holding that position, he was Chief Operating Officer of Mittal Steel Temirtau, after serving as Managing Director of Mittal Steel Lázaro Cárdenas from October 2002. He has over 35 years of experience in line and staff functions in the aluminum and electronics industries in India working for INDAL (a subsidiary of ALCAN) as Vice President of Human Resources, Environment and Community Development and AT&S INDIA (a subsidiary of AT&S Austria) as Managing Director and Chief Spokesperson. Mr. Bhatnagar holds a Bachelor’s degree in Metallurgical Engineering and is an alumnus of the Advanced Management Program of Harvard Business School.

Jose Armando Campos, Executive Vice President, CEO Flat South America: José Armando Campos is President and CEO responsible for Flat Carbon South America and ArcelorMittal Brasil. Beginning in 1997, he had served as President and CEO of CST—Companhia Siderúrgica de Tubarão. Prior to that, he worked in mining development and metallurgical areas at the Companhia Vale do Rio Doce from 1974 to 1992. Mr. Campos is Member of the ABM—Brazilian Metallurgy and Materials Society, the Board of Directors of the Brazilian Business Council for Sustainable Development (CEBDS) and IBS, the Brazilian Steel Association. Mr. Campos is a Mining Engineer, with a degree from the Federal University of Ouro Preto and holds an Executive MBA from FDC/INSEAD.

Davinder Chugh, Member of the Group Management Board, Responsible for Shared Services (reporting to CEO), IAC Member. Davinder Chugh has over 30 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Davinder Chugh was previously a Member of the Management Committee of ArcelorMittal until 2007. Before becoming a Member of the Management Committee, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh also worked in South Africa from 2002 after the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a Master’s of Business Administration.

Christophe Cornier, Member of the Group Management Board, Responsible for Asia, Africa, Technology and Projects: Member of the Group Management Board. Christophe Cornier was previously a Member of the Management Committee of ArcelorMittal, Responsible for Flat Carbon Western Europe. Prior to that, Christophe Cornier was responsible for Arcelor’s flat products activities in Europe and for its worldwide automotive sector since December 2005, when he was appointed a member of the Arcelor’s Management Committee. In June 2005, he was appointed head of Arcelor’s Client Value Team. Upon the creation of Arcelor in 2002, he was named Executive Vice-President of FCS Commercial Auto. Before that, he was CEO of Sollac Mediterranée. In 1998, he was appointed CEO of La Magona, after joining Sollac Packaging as Managing Director in 1993. In 1985 he joined Usinor, where he was Business Development Director and Chief Controller of Sollac. He began his career with the French Ministry of Industry, which he left as a Deputy Director. Mr. Cornier is a graduate of the École Polytechnique and the École des Mines in Paris.

Philippe Darmayan, Executive Vice President, CEO Steel Solutions and Services: Philippe Darmayan has been Executive Vice President in charge of ArcelorMittal Steel Solutions and Services since January 2005. Before that, he was CEO of Ugine & ALZ, the European flat stainless businesses. A graduate of the French business school HEC, Philippe Darmayan joined Arcelor to lead the transformation of Ugine & ALZ in 2002. Prior to that, he held various managing positions in the aluminum businesses of Pechiney, which he joined in 1996, and, previously, was plant director and managing director of Franco-Belge de Fabrication de Combustibles, a subsidiary of Framatome.

Bernard Fontana, Executive Vice President, Head of Human Resources: Bernard Fontana joined Arcelor in September 2004 as FCS Program Office Executive Manager and was appointed as Arcelor Flat Carbon Europe Executive Vice President/People and Development in July 2005 and then ArcelorMittal Executive Vice President Automotive Worldwide until June 2007. Before that he worked for 18 years at the chemical group SNPE. After an appointment as SNPE North American Director based in Princeton, New Jersey, his last responsibility at SNPE was as Executive Vice President of the Group, based in Paris. Bernard Fontana is a graduate of the École Polytechnique and of the École Nationale Supérieure des Techniques Avancées (Paris).

Jean-Yves Gilet, Executive Vice President, CEO Stainless: Jean-Yves Gilet was formerly adviser to the Arcelor CEO with responsibility its stainless steel business worldwide. Appointed to the post in December 2005, he was in charge of preparing and implementing the strategic reorganization of this business. Prior to this, he was Senior Executive Vice President of Arcelor, in charge of the Stainless Steel Sector, a position he held from 2002 when Arcelor was created. In 1999, he was appointed to the Usinor executive committee. From 1998 to 2001, he was CEO of Acesita in Brazil and chairman of the Board of CST. Between 1991 and 1998, he held managing positions at Imphy S.A., Ugine-Savoie and Sprint Métal stainless businesses, after joining Usinor in 1990. Before, he had been cabinet head for the Regional Development and Minister in France. Jean-Yves Gilet, an engineering graduate of the École Polytechnique (Corps des Mines), started his career in 1981 at the Industry Ministry, before joining DATAR, the regional development agency.

Pierre Gugliermina, Executive Vice President, Chief Technology Officer: Pierre Gugliermina, 57 years old, was previously the head of Downstream Operations in the Flat Carbon West Europe segment. His career has been fully devoted to the steel industry. After co-leading the Business Unit Flat Products South of Europe in Madrid at the early stage of Arcelor’s existence, he took on the responsibility of the Industrial Operational Direction of the European Flat Business Unit. Prior to this, and after joining the steel plant of Fos-Sur-Mer as a metallurgist, he went successively to General Manager of the steel-making facility at Fos, Managing Director assistant at Sidmed in Spain and CEO at Sollac Atlantique. Mr. Gugliermina graduated from the École Centrale Paris in 1974.

Robrecht Himpe, Executive Vice President, CEO Flat Europe: Prior to becoming a Member of the Management Committee, Robrecht Himpe held the position of Chief Operating Officer of Flat Carbon Western Europe (FCWE), which he began in 2007. Before holding that position, he was responsible for FCWE Upstream Competence Domain, beginning in 2006, and served as Operational Director in Arcelor Asturias, beginning in 2003. In 2001, he was appointed as Operational Director of Arcelor Bremen. In 1995, he became the head of the Sidmar Gent Cold Rolling department. Mr. Himpe started his career in 1981 in the Sidmar Gent Hot Strip Mill, and is an Electrotechnical Engineer and a graduate from the University of Gent.

Sudhir Maheshwari, Member of the Group Management Board, Responsible for M&A and Business Development (reporting to CFO): Sudhir Maheshwari was previously Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, Mr. Maheshwari was Managing Director of Business Development and Treasury at Mittal Steel and has over 20 years of experience in steel and related industries. Prior to this he was the Chief Financial Officer of LNM Holdings N.V.

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

Aditya Mittal CFO, Member of the Group Management Board: Responsible for Flat Americas, M&A, Investor Relations, Strategy and Communications. Aditya Mittal is Chief Financial Officer of ArcelorMittal with additional responsibility for M&A Business & Project Development, Flat Americas, Strategy, Investors Relations and Communications. Prior to the merger to create ArcelorMittal, Aditya Mittal held the position of President and CFO of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. These acquisitions included Kryvorizhstal in Ukraine, Polskie Huty Stali in Poland, Nova Hut in Czech Republic, Sidex in Romania, Annaba in Algeria, Iscor in South Africa, and International Steel Group in the US. Besides the Merger and Acquisition responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. This led to Mittal Steel emerging as the world’s largest and most global steel producer, growing its steelmaking capacities fourfold. As CFO of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Aditya Mittal was awarded “European Business Leader of the Future” by CNBC Europe. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Indus Entrepreneurs UK, the Young Presidents’ Organisation, the Centre for the Advanced Study of India at the University of Pennsylvania, a Board Member at the Wharton School and a member of Citigroup’s International Advisory Board. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania. He graduated magna cum laude. Aditya Mittal is the son of Mr. Lakshmi N. Mittal.

Carlo Panunzi, Executive Vice President, CEO Long Americas: Carlo Panunzi was previously Senior Executive Vice President of Arcelor Brasil, in charge of Long Products and Distribution. Arcelor Brasil results from the merger of three subsidiaries of Arcelor in Brazil, Companhia Siderúrgica Belgo-Mineira, Companhia Siderúrgica de Tubarão (CST) and Vega do Sul. In 2002, Carlo Panunzi became the president of Belgo Mineira a company he had joined in 1999 and where he was, among other positions, managing director of the Piracicaba plant in the State of São Paulo. Before that, he held several positions at ARBED, which he joined in 1973 as an engineer at the Differdange plant’s rolling line.

Michael Pfitzner, Executive Vice President, Head of Marketing and Commercial Coordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies namely Mannesmann, Saarstahl, Krupp Thyssen Stainless and Salzgitter. In his last assignment at Salzgitter, where he worked for nearly five years, Mr. Pfitzner was a Member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in Economics from the University of Bonn in Germany.

Arnaud Poupart-Lafarge, Executive Vice President, CEO Africa and Commonwealth of Independent States (CIS): Arnaud Poupart-Lafarge has over 18 years of experience in the steel industry. Before being appointed Member of the Management Committee, he was Vice President for Long Products Europe, responsible for sections, rails, sheet piles and special profiles since 2006. Since entering the group in 1990, Mr. Poupart-Lafarge has held various positions in production, commercial and business development activities, in France, Spain and Luxembourg. He is a graduate engineer from École Polytechnique in France and holds a Master of Science in Economics from the University of Stanford in the United States.

Gerhard Renz, Executive Vice President, CEO Long Europe: Gerhard Renz was formerly the Chief Operating Officer of Mittal Steel Europe B.V. He has over 35 years of experience in the steel industry. Mr. Renz worked as Managing Director in Mittal Steel Hamburg and Mittal Steel Duisburg and he was also CEO of Mittal Steel Germany. In 2001, Gerhard Renz became President of Mittal Steel Europe S.A. Gerhard Renz holds a Bachelor’s degree in Engineering.

Michael G. Rippey, Executive Vice President, CEO USA: Michael Rippey was elected as President and Chief Executive Officer of Mittal Steel USA in August 2006. Previously, he had been its Executive Vice President of Sales and Marketing since April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. As from January 2004, Mr. Rippey was Executive Vice President, Commercial, and Chief Financial Officer at Ispat Inland Inc., a predecessor company of Mittal Steel USA (now ArcelorMittal USA), which he joined in June 1998. He has a Bachelor’s degree in Marketing from Indiana University, Bloomington, a Master’s degree in Banking and Finance from Loyola University, Chicago, and a Master’s of Business Administration degree from the University of Chicago.

Lou Schorsch, Executive Vice President, CEO Flat Americas: Lou Schorsch was elected in August 2006 as President and Chief Executive Officer of Flat Americas. Previously, he had been Chief Executive Officer of Mittal Steel USA since the merger of Mittal Steel and ISG in October 2004. Prior to this, Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland, where he was responsible for significant improvements in the company’s operational performance. Dr. Schorsch has over 25 years of experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm’s metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled “Upheaval in a Basic Industry”.

Bill Scotting, Executive Vice President, Head of Strategy: Bill Scotting joined Mittal Steel in September 2002 to lead its performance enhancement activities, becoming responsible for Strategy in July 2007. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has 20 years of experience in the steel industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete United Kingdom, Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science degree in metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metallurgy Prize for Metallurgy, and a Master’s of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Gonzalo Urquijo, Member of the Group Management Board, Responsible for Long Products, China, Stainless, Tubular Products, Corporate Responsibility: ArcelorMittal Foundation, Investment Allocation Committee (IAC) Chairman. Gonzalo Urquijo, previously Senior Executive Vice President and Chief Financial Officer of Arcelor, held the following responsibilities Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Gonzalo Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later Co-CEO. Gonzalo Urquijo is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid.

Michel Wurth, Member of the Group Management Board, Responsible for Flat Europe, Steel Solutions and Services, Products Development and R&D, Global Customers: Michel Wurth, was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel Europe & Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R & D, NSC Alliance. The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Michel Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives. Michel Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998. Michel Wurth holds a law degree from the University of Grenoble, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

Invitee

John Macnamara, Vice President, Health and Safety: John Macnamara has been working at the ArcelorMittal Hamilton, Dofasco Facility since 1978. Before being appointed invitee to the Management Committee, his most recent position was General Manager, Health and Safety Flat Carbon America as well as ArcelorMittal, Dofasco Facility. His new role will involve supporting the visible integration of health and safety into ArcelorMittal’s business process to ensure it is effectively the most important corporate priority. Mr. Macnamara is past Chairman of the Health and Safety Committee of the International Iron and Steel Institute (IISI). He holds a Bachelor of Science, a Master of Business Administration and a Certificate of Metallurgy, all from McMaster University.

B. Compensation

Board of Directors

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2007 and 2008 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2007	2008
Base salary and/or directors fees	$4,334	$5,569
Short-term performance-related bonus	2,181	2,200
Long-term incentives (number of options)	60,000	60,000

The annual compensation paid to the members of ArcelorMittal’s Board of Directors for services in all capacities in 2007 and 2008 was as follows:

(Amounts in $ thousands except option information)	2007(1)	2008	2007 Short-term Performance Related	2008 Short-term Performance Related	2007 Long-term Number of Options	2008 Long-term Number of Options
Lakshmi N. Mittal	$2,001	$1,916	$2,181	$2,200	60,000	60,000
Vanisha Mittal Bhatia	—	199	—	—	—	—
Narayanan Vaghul	—	240	—	—	—	—
Malay Mukherjee(2)	—	—	—	—	—	—
Wilbur L. Ross, Jr.	—	224	—	—	—	—
Lewis B. Kaden	—	221	—	—	—	—
François Pinault	—	176	—	—	—	—
Joseph Kinsch(3)	338	368	—	—	—	—
José Ramón Álvarez-Rendueles Medina	297	227	—	—	—	—
Sergio Silva de Freitas	181	206	—	—	—	—
Georges Schmit	197	196	—	—	—	—
Edmond Pachura(4)	213	227	—	—	—	—
Michel Angel Marti	180	199	—	—	—	—
Manuel Fernández López(5)	163	187	—	—	—	—
Jean-Pierre Hansen	200	199	—	—	—	—
John Castegnaro	180	199	—	—	—	—
Antoine Spillmann(6)	163	196	—	—	—	—
HRH Prince Guillaume de Luxembourg	184	199	—	—	—	—
Romain Zaleski(7)	37	190	—	—	—	—
Mr. Ignacio Fernández Toxo(8)	—	—	—	—	—	—

Total	4,334	5,569	2,181	2,200	60,000	60,000

(1)	The compensation that was paid in 2007 to the former Arcelor Board Members was for their services to Arcelor in 2006. No compensation was paid to the former Mittal Steel Board Members on the ArcelorMittal Board in 2007. Compensation with respect to 2007 was paid after shareholder approval at the AGM held on May 13, 2008. Attendance fees for 2007 amounting to approximately $0.4 million were paid in February 2008 and are included in the 2008 column above. Compensation with respect to 2008 will be paid after shareholder approval at the AGM held on May 12, 2009. Attendance fees for 2008 amounting to approximately $0.4 million were paid in January 2009 and are not included in the 2008 column above.

(2)	Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which he was a Member of the Group Management Board, responsible for Asia, Africa, Mining and CIS. Mr. Mukherjee was compensated as a member of senior management in 2007 and in 2008 until his appointment to the Board, and as a Director since then. The table above relates solely to compensation received by Mr. Mukherjee while a Director. Compensation received by Mr. Mukherjee in 2008 prior to becoming a Director is included in the aggregate amount disclosed below for senior management.
(3)	The mandate of Mr. Kinsch ended on May 13, 2008.
(4)	The mandate of Mr. Pachura ended on May 13, 2008.
(5)	Mr. Fernández López resigned on May 13, 2008.
(6)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on May 13, 2008, replacing Corporacíon JMAC. Mr. Spillmann had been the representative of Corporacíon JMAC on the Board before May 13, 2008. Compensation received by Mr. Spillmann both as a representative of Corporacíon JMAC and as a Director in his own right is included in this table.
(7)	Mr. Zaleski resigned on March 5, 2008.
(8)	Mr. Fernández Toxo was elected to ArcelorMittal’s Board of Directors on May 13, 2008.

On February 10, 2009 the Board of Directors decided that it would propose to the next Annual General Meeting of shareholders to reduce the annual remuneration of board members (including the Chairman and Chief Executive Officer) by 15% as compared to the previous year as an additional measure to address the current situation in the steel industry and to show leadership and solidarity with the Company’s employees affected by redundancies and temporary lay-offs.

As of December 31, 2007 and 2008, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors, and, as of December 31, 2008, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise of the options granted to ArcelorMittal’s Board of Directors (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 1999	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Granted in 2008	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	80,000	100,000	100,000	60,000	60,000	560,000	$30.15
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—	—
Narayanan Vaghul	—	—	—	—	—	—	—	—	—
Malay Mukherjee(1)	—	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—	—
François Pinault	—	—	—	—	—	—	—	—	—
Joseph Kinsch(2)	—	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina	—	—	—	—	—	—	—	—	—
Sergio Silva de Freitas	—	—	—	—	—	—	—	—	—
Georges Schmit	—	—	—	—	—	—	—	—	—
Edmond Pachura(3)	—	—	—	—	—	—	—	—	—
Michel Angel Marti	—	—	—	—	—	—	—	—	—
Manuel Fernández López(4)	—	—	—	—	—	—	—	—	—
Jean-Pierre Hansen	—	—	—	—	—	—	—	—	—
John Castegnaro	—	—	—	—	—	—	—	—	—
Antoine Spillmann(5)	—	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg	—	—	—	—	—	—	—	—	—
Romain Zaleski (6)	—	—	—	—	—	—	—	—	—
Ignacio Fernández Toxo(7)	—	—	—	—	—	—	—	—	—
Total	80,000	80,000	80,000	100,000	100,000	60,000	60,000	560,000	—
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.755	$64.30	$82.57	—	$30.15
Term (in years)	10	10	10	10	10	10	10	—	—
Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	August 5, 2018	—	—

(1)	Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which point he was a Member of the Group Management Board, responsible for Asia, Africa, Mining and CIS. Mr. Mukherjee was compensated as a member of senior management in 2007 and in 2008 until his appointment to the Board on May 13, 2008, and as a Director since then. Options granted before this date are not included in this table but are included in the table in Item 6E with respect to outstanding share options held by senior management.
(2)	The mandate of Mr. Kinsch ended on May 13, 2008.
(3)	The mandate of Mr. Pachura ended on May 13, 2008.
(4)	Mr. Fernández López resigned on May 13, 2008.
(5)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on May 13, 2008, replacing Corporacíon JMAC. Mr. Spillmann had been the representative of Corporacíon JMAC on the Board before May 13, 2008.
(6)	Mr. Zaleski resigned on March 5, 2008.
(7)	Mr. Fernández Toxo was elected to ArcelorMittal’s Board of Directors on May 13, 2008.

Senior Management

The total compensation paid in 2008 to members of ArcelorMittal’s senior management was $20.5 million in base salary (including various allowances paid in cash) and $21 million in short-term performance-related bonuses. As of December 31, 2008, approximately $1.2 million was accrued by ArcelorMittal to provide pension benefits to its senior management.

In connection with the Board of Directors’ decision in February 2009 to reduce its compensation in light of conditions in the steel market, Group Management Board members similarly voluntarily decided to reduce their salary by 12%, and the members of the Management Committee voluntarily decided to reduce their salary by 10%, as compared to the previous year.

During 2008, no loans or advances to ArcelorMittal’s senior management were outstanding. As of December 31, 2007, no loan was outstanding.

Board of Directors and Senior Management Compensation Policy

Philosophy

The ArcelorMittal Compensation Policy for executives is based on the following principles:

•	Provide a total compensation competitive with executive compensation levels of industrial companies of a similar size and scope

•	Promote internal equity and market median base pay levels for our executives, combined with “pay for performance”

•	Motivate managers towards the achievement of group-wide and personal goals, including efficiency and growth

•	Retain individuals who consistently perform at expected levels and contribute to the success of the organization.

Governance principles

The Appointments, Remuneration and Corporate Governance Committee of ArcelorMittal draws up proposals annually for the Board of Directors on ArcelorMittal’s executive compensation. The Committee also prepares proposals on the fees to be paid annually to the members of the Board of Directors. Such proposals relating to executive compensation comprise the following elements:

•	Fixed annual salary

•	Short-term incentives, e.g., performance-related bonus, and

•	Long-term incentives, e.g., stock options

and apply to the group of senior executives, including:

•	the Chief Executive Officer,

•	the members of the Group Management Board, and

•	the members of the Management Committee

Decisions on short- and long-term incentive plans may apply to a larger group of employees.

The Appointments, Remuneration and Corporate Governance Committee receives updates about the application of these plans on a regular basis.

Fixed annual salary

The size of the fixed annual salary is targeted to the median salary level of the peer group of companies, i.e., industrial companies of a similar size and scope. The base salary levels are reviewed annually to ensure that ArcelorMittal remains competitive.

Short-term incentives: Performance-related bonus

ArcelorMittal has a discretionary bonus plan. The performance of the ArcelorMittal group as a whole, the performance of the relevant business units, the achievement of specific objectives and the individual’s overall performance and potential determine the outcome of the bonus calculation. This bonus plan, called the Global Performance Bonus Plan, is applicable to more than 2,000 other executives and managers worldwide.

The bonus is calculated as a percentage of the individual’s base salary. Different percentage ranges are used depending on the hierarchical level of the individual. Performance-related bonuses are paid only if certain minimum performance thresholds are exceeded by the ArcelorMittal group as a whole and/or the relevant business segment.

Long-term incentives: Stock options

The Chief Executive Officer, the Group Management Board members and the Management Committee members benefit from the Global Stock Option Plan. This plan also applies to a larger group of employees. The overall cap on options available for grants during a year is approved by the shareholders at the annual general meeting. See “—Stock Option Plan”.

Other benefits

In addition to the main compensation elements described above, other benefits may be provided to executives, such as company cars and contributions to pension plans and insurance policies.

Stock Option Plan

In 1999, the Company established the ArcelorMittal Global Stock Option Plan (“ArcelorMittalShares”). Under the terms of ArcelorMittalShares, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 20,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 2 and December 11, 2007, ArcelorMittal granted 5,965,200 and 13,000 options, respectively, to a group of key employees at an exercise price of $64.30 and $74.535, respectively. The options expire on August 2, 2017, and on December 11, 2017, respectively.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted 7,255,950, 20,585 and 48,000 options, respectively, to a group of key employees at an exercise price of $82.57, $22.245 and $23.745, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

In addition, Arcelor had stock option plans (grants for 2003, 2004, 2005 and 2006) with 1,346,160 options outstanding prior to step-two of the two-step merger. In connection with the merger of Arcelor and Mittal Steel, each Arcelor stock option was provided the right to purchase or subscribe for, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 1,538,469 options to purchase common stock of ArcelorMittal, with an exercise price ranging from €8.46 ($11.78) to €30.13 ($41.93) per option.

The Company determines the fair value of the options at the date of grant using the Black-Scholes option pricing model. The fair values for options and other share-based compensation are recorded as expenses in the consolidated income statement over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on the year of the grant):

	2007	2008
Exercise price	64.30 – 74.535	82.57 – 22.245 – 23.745
Dividend yield	2.03%	1.82% – 6.74% – 6.32%
Expected annualized volatility	142%	111% – 131% – 139%
Discount rate—bond equivalent yield	4.91%	4.02% – 3.76% – 2.52%
Weighted average share price	64.30 – 74.535	82.57 – 22.245 – 23.745
Expected life in years	6	6
Fair value of options (per share)	52	62 – 13 – 15

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as historical patterns of volatility.

The compensation expense recognized for stock option plans was $108 million and $362 million for each of the years ended December 31, 2007, and 2008, respectively.

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2007, and 2008:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27
Granted	5,978,200	64.30 – 74.535	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28
Outstanding, December 31, 2007	13,579,438	2.26 – 74.535	46.15
Granted	7,324,535	22.245 – 82.57	82.01
Exercised	(954,844)	2.26 – 64.30	31.88
Cancelled	(347,034)	2.26 – 82.57	51.28
Forfeitures	(43,629)	28.75 – 64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26 – 82.57	60.01

Exercisable, December 31, 2008	6,011,214	2.26 – 82.57	39.75
Exercisable, December 31, 2007	2,595,164	2.26 – 64.30	24.49
Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2008:

Options Outstanding
Exercise Prices	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
82.57	7,201,250	9.59	13,500
74.535	13,000	8.95	4,333
64.30	5,729,402	8.59	1,960,913
41.93	1,445,757	4.50	—
33.76	2,739,507	7.68	1,671,503
28.75	1,737,997	6.65	1,737,997
23.745	48,000	9.96	—
22.245	20,585	9.87	—
19.69	11,429	3.50	11,429
15.96	29,373	2.50	29,373
11.78	17,622	1.50	17,622
11.94	186,099	0.71	186,099
8.57	165,100	1.42	165,100
2.26	213,345	3.27	213,345

2.26 – 82.57	19,558,466	8.15	6,011,214

C. Board Practices/Corporate Governance

This section provides a summary of the corporate governance practices of ArcelorMittal, including, in particular, the practices of its Board of Directors.

Board of Directors, Group Management Board and Management Committee

ArcelorMittal is governed by a Board of Directors and a Group Management Board. The Group Management Board is assisted by a Management Committee.

Board of Directors

The Board of Directors is in charge of the overall management of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters expressly reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members, all of whom, except the Chief Executive Officer, must be non-executive directors, and none of the members of the Board of Directors, except for the Chief Executive Officer, may hold an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal.

At ArcelorMittal’s annual general meeting of shareholders on May 13, 2008, Mr. Joseph Kinsch stepped down as Chairman and Mr. Lakshmi N. Mittal became the new Chairman following a unanimous nomination by the Board of Directors. Mr. Mittal also continues to hold his position as Chief Executive Officer.

As of the date hereof, the Board of Directors is comprised of 15 non-executive directors and one executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director.

The Articles of Association and the MoU both provide that at least one-half of the Board of Directors must be composed of independent members. Currently, 12 of the 16 members of the Board of Directors are independent. A director is considered to be “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, Inc., as it may be amended from time to time, or any successor provision, subject to the exemptions available for foreign private issuers, and (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. There is no requirement in the Articles of Association that directors be shareholders in the Company.

The Memorandum of Understanding provides that until August 1, 2009, subject to the Significant shareholder owning or controlling at least 15% of the outstanding share capital of ArcelorMittal, the Significant shareholder will be entitled to elect to the Board of Directors a maximum of six directors, comprising three directors affiliated (directly or indirectly) with the Significant shareholder and three independent directors. The Articles of Association provide that the Significant shareholder will be entitled to a proportional right of representation on the Board of Directors after August 1, 2009.

As a general matter, the Articles of Association provide that directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Except as described above, no shareholder has any specific rights to nominate, elect or remove directors. All directors are elected by the general meeting of shareholders for three-year terms, except in the event of the replacement of a member of the Board of Directors during his or her mandate.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for benefits upon the termination of their mandate.

Operation of the Board of Directors

The Board of Directors meets when convened by the Chairman of the Board or two members of the Board of Directors. In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented, including at least the Chairman and a majority of the independent directors. The Chairman may decide not to participate in a Board of Directors meeting, provided he has given a proxy to one of the directors who will be present at the meeting. The previously existing role of “President” of the Board of Directors was replaced by the role of “Lead Independent Director” as a result of changes approved in April 2008 to the Memorandum of Understanding. Please see “Memorandum of Understanding and Initial Term”, below.

Each director has one vote and none of the directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a quorate meeting.

The agenda of the meeting of the Board of Directors is agreed by the Chairman of the Board of Directors and the Lead Independent Director.

Separate Meeting of Non-Executive Directors

The non-executive members of the Board of Directors may schedule meetings outside the presence of management. There is no minimum number of such meetings that the non-executive directors must hold per year, and no such meetings were held in 2008.

Board of Directors Committees

The Board of Directors has two committees: the Audit Committee and the Appointments, Remuneration and Corporate Governance Committee.

Audit Committee

The Articles of Association provide that the Audit Committee is composed solely of independent members of the Board of Directors. The MoU further provides that the Audit Committee must be composed of at least three members and that the applicable standard of independence is that defined in Rule 10A-3 of the U.S. Securities Exchange Act of 1934. The members are appointed by the Board of Directors. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the financial reports and other financial information provided by ArcelorMittal to any governmental body or the public;

•	ArcelorMittal’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and members of management have established; and

•	ArcelorMittal’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•	be an independent and objective party to monitor ArcelorMittal’s financial reporting process and internal controls system;

•	review and appraise the audit efforts of ArcelorMittal’s independent auditors and internal auditing department;

•	provide an open avenue of communication among the independent auditors, senior management, the internal audit department and the Board of Directors;

•	approve the appointment and fees of the independent auditors; and

•	monitor the independence of the independent auditors.

The three members of the Audit Committee are Messrs. Narayanan Vaghul, José Ramón Álvarez Rendueles and Wilbur L. Ross, each of whom is an independent director under ArcelorMittal’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul is the Chairman of ICICI Bank Ltd., a company that is listed on the NYSE and the Mumbai Stock Exchange. Mr. Álvarez Rendueles, a former Governor of the Banco de España and former President of the Banco Zaragozano, also has significant experience and financial expertise. Mr. Ross has been the Chairman of International Steel Group (ISG) since its creation, he is the Chairman of a number of international companies and is the Chairman and Chief Executive Officer of private equity firm WL Ross & Co. LLC. As such, he has acquired significant experience in the steel industry and in the management of international companies in various economic sectors.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2008, the Audit Committee met 12 times, seven of which were meetings held in person and five of which were held by teleconference.

Appointments, Remuneration and Corporate Governance Committee

The Appointments, Remuneration and Corporate Governance Committee is comprised of three directors, each of whom is an independent director under ArcelorMittal’s Corporate Governance guidelines and the NYSE standards. The members are appointed by the Board of Directors. The Appointments, Remuneration and Corporate Governance Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the Appointments, Remuneration and Corporate Governance Committee to:

•

determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s remuneration and compensation framework, including stock options for the Chief Executive Officer, the Chief Financial Officer, the members of the Group Management Board and the members of the Management Committee;

•	consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•	evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-assessment process; and

•	develop, monitor and review corporate governance principles applicable to ArcelorMittal.

The Appointments, Remuneration and Corporate Governance Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value.

The three members of the Appointments, Remuneration and Corporate Governance Committee are Messrs. Lewis Kaden, Sergio Silva de Freitas and Jean-Pierre Hansen, each of whom is “independent” under ArcelorMittal’s Corporate Governance guidelines and the NYSE standards. The Chairman of the Appointments, Remuneration and Corporate Governance Committee is Mr. Kaden.

The Appointments, Remuneration and Corporate Governance Committee is required to meet at least twice a year. During 2008, this committee met six times.

Significant Shareholder Right of Opposition and Right of Board Representation

In accordance with the Memorandum of Understanding, until August 1, 2009, with respect to Board of Directors’ decisions that require shareholders approval, the Significant shareholder will vote in accordance with the position expressed by the Board of Directors, unless the Significant shareholder opposes any such position, in which case the Significant shareholder can vote as it wishes subject to the following requirements. Until August 1, 2009, if Mr. Lakshmi N. Mittal opposes any decision of the Board of Directors on a matter that does not require shareholder approval and that was not proposed by him, he will have the right to request that such action first be approved by a shareholders’ meeting and the Significant shareholder will have the right to vote at such meeting as it sees fit. The Board of Directors will not approve any action rejected by the shareholders’ meeting.

The Memorandum of Understanding further provides that until August 1, 2009, subject to the Significant shareholder owning or controlling at least 15% of the outstanding share capital of ArcelorMittal, the Significant shareholder is entitled to elect to the Board of Directors a maximum of six directors comprised of three directors affiliated (directly or indirectly) with the Significant shareholder and three independent directors. Thereafter, the Significant shareholder will be entitled to representation on the Board of Directors in proportion to its shareholding in ArcelorMittal.

Group Management Board

The Group Management Board is entrusted with the day-to-day management of ArcelorMittal. Mr. Lakshmi N. Mittal, the Chief Executive Officer, is the Chairman of the Group Management Board. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, the Group Management Board may exercise only the authority granted to it by the Board of Directors.

In establishing ArcelorMittal’s strategic direction and corporate policies, Mr. Lakshmi N. Mittal is supported by members of ArcelorMittal’s senior management, who have substantial professional and worldwide steel industry experience. Some of the members of ArcelorMittal’s senior management team are also members of the Group Management Board.

Management Committee

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board, 15 other senior executive officers, and one invitee to the Management Committee. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders, and shares information about the situation of the group and its markets.

Memorandum of Understanding and Initial Term

On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding based on which Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor and the parties agreed to certain corporate governance matters relating to the Arcelor-Mittal combined group. Certain provisions of the MoU relating to corporate governance were incorporated into the Articles of Association of ArcelorMittal at the extraordinary general meeting of shareholders on November 5, 2007.

In April 2008, the Board of Directors completed a review of certain provisions of the MoU to adapt it to the Company’s needs in the post-merger and post-integration phase. In particular, the Board decided to create the role of Lead Independent Director. The Lead Independent Director replaces the “President” of the Board of Directors created by the MoU and his/her function is to:

•	co-ordinate the activities of the independent directors,

•	liaise between the Chairman of the Board of Directors and the independent directors,

•	call meetings of the independent directors when necessary and appropriate, and

•	perform such other duties as may be assigned to him or her by the Board from time to time.

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal’s first Lead Independent Director in April 2008.

Furthermore, the Board of Directors decided to remove references in the MoU to the size of the Board of Directors and the distinction between former Arcelor and Mittal directors. Finally, the Board of Directors decided that the Audit Committee and the Appointments, Remuneration and Corporate Governance Committee will each be composed of a minimum of three independent directors.

Upon expiration of a three-year transitional period (referred to as the Initial Term) on August 1, 2009, ArcelorMittal’s corporate governance rules described above will be revised to reflect, subject to certain provisions of the MoU incorporated into the Articles of Association, the best standards of corporate governance for comparable companies and to conform with the corporate governance aspects of the NYSE listing standards applicable to non-U.S. companies and the Luxembourg Stock Exchange code of governance.

Other Corporate Governance Practices

ArcelorMittal is committed to adopt best practice standards in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. They must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal audit/internal assurance department. Code of Business Conduct training is offered throughout ArcelorMittal. All new employees of ArcelorMittal must acknowledge the Code of Business Conduct in writing upon joining and are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance – Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Code of Business Conduct encourages all employees to bring such issues to the Audit Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Whistleblower Policy, concerns with regard to possible irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance – Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Whistleblower Policy is also available.

During 2008, employees reported 184 total complaints, of which 32 were deemed significant complaints by the Internal Assurance team.

Internal Assurance

ArcelorMittal has an Internal Assurance function that, through its Head of Internal Assurance, reports to the Audit Committee. The function is staffed by full-time professional staff located within each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function and their implementation is regularly reviewed by the Audit Committee.

Independent Auditors

The appointment and determination of fees of the independent auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining, at least once each year, a written statement from the independent auditors that their independence has not been impaired. The Audit Committee has also obtained a confirmation from ArcelorMittal’s principal independent auditors to the effect that none of its former employees are in a position within ArcelorMittal that may impair the principal auditors’ independence.

Measures to Prevent Insider Dealing and Market Manipulation

The Board of Directors of ArcelorMittal has adopted Insider Dealing Regulations (“IDR”), which are updated when necessary and in relation to which training is conducted throughout the group. The IDR’s most recent version is available on ArcelorMittal’s website, www.arcelormittal.com, under “Investors & Shareholders – Corporate Governance – Insider Dealing Regulations”.

The IDR apply to the worldwide operations of ArcelorMittal. The Company Secretary of ArcelorMittal is the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information.

D. Employees

ArcelorMittal had approximately 316,000 employees as of December 31, 2008.

The table below sets forth the total number of employees by operating segment for the past three years.

	2006[1]	2007[1]	2008
Segment
Flat Carbon Americas	33,962	33,087	30,848
Flat Carbon Europe	71,320	71,438	71,192
Long Carbon Americas and Europe	55,441	69,833	72,969
AACIS	130,177	105,791	100,325
Stainless Steel	11,542	11,570	12,415
Steel Solutions and Services	14,234	16,416	18,871
Other activities	2,902	3,331	9,247

Total(2)	319,578	311,466	315,867

(1)	Following the redefinition of the operating responsibilities of all members of the Group Management Board on April 21, 2008, which resulted in changes to the composition of the Company’s reportable segments, the information presented herein reflects the retrospectively adjusted segments and retrospective adjustments to the business segmentation section of note 25 to the ArcelorMittal Consolidated Financial Statements. See “Item 5A—Operating and Financial Review and Prospects—Operating Results”.
(2)	The increase in workforce in 2008 results, among other things, from acquisition made during the year, offset to a large extent by implementation voluntary retirement or separation plans including pursuant to the Company’s announced plans to reduce SG&A expenses and fixed costs as described below. As noted in “Item 5A—Operating and Financial Review and Prospects—Operating Results”, such programs are continuing.

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The National Collective Bargaining Agreement in Belgium expired on December 31, 2008, and plant-level negotiations will follow the establishment of a new national industrial agreement. Negotiations at plant level are expected to be concluded by March 2009.

Collective Labor Agreements in France have expired in the period of December 2008 through February 2009 and plant level negotiations are expected to commence in March 2009.

On June 3, 2008, ArcelorMittal and trade unions representing its employees across the globe (represented by the European Metalworkers’ Federation, the United Steelworkers and the International Metalworkers’ Federation) signed a new agreement to further improve health and safety standards throughout the Company. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards in every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees as well as training and education programs in order to make a meaningful impact on overall health and safety across the Company. Also included in the agreement is the creation of a joint management/union global health and safety committee that will target ArcelorMittal plants in order to help them further improve their health and safety performance.

Collective labor agreements have been concluded in Bosnia, Canada (Contrecoeur West) and Mexico during 2008.

The labor contract between the Company and U.S. Steelworkers Union expired on September 30, 2008. During the third quarter of 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. The agreement replaced the contract that had been previously negotiated by Ispat Inland and International Steel Group (ISG). The agreement increased wages, provided a signing bonus of $6,000 per employee, increased the pension multiplier for former Ispat Inland employees, increased payments into the steelworkers’ pension trust to $2.65 per hour, provided a lump-sum payment upon retirement for certain former ISG employees, and reduced the premium retirees must pay for health care. The most significant feature of this agreement is the change in funding principles of a “voluntary employee benefit association” for retiree health care from a profit-sharing arrangement to providing defined benefits. As a result of the new agreement, management concluded that under IFRS it was required to recognize a non-recurring expense in the third quarter of approximately $1.6 billion primarily related to vested post-employment health benefits. The additional cash outflow related to these benefits, as per the contract, is expected to amount to $25 million per quarter for the first four years. Furthermore, ArcelorMittal paid an additional $90 million upon signing the contract.

On November 27, 2008, ArcelorMittal announced a meeting with its European Works Council to present voluntary separation programs to be launched across the Company, which are designed to achieve the Company’s stated aim of reducing SG&A expenditures by $1 billion in response to the current economic situation. The focus is primarily on non-production employees—in particular, those in SG&A functions across the globe. These programs may involve up to 9,000 employees, which constitutes approximately 3% of the total global work force. The programs are being implemented in close collaboration with shareholders and in accordance with labor laws and practices in the respective countries involved. As of February 12, 2009, approximately 40% of the targeted reduction has been achieved, with the remainder expected in 2009. ArcelorMittal is also implementing personnel cost reduction efforts locally, including reducing interim employees and contractors, and extending voluntary separation and retirement plans to production employees at various sites worldwide on a site-by-site basis, in consultation with local employee representatives, to seek to adapt its fixed costs to the level of business activity in 2009.

On December 15, 2008, Mr. Lakshmi Mittal and the Group Management Board of ArcelorMittal met with the Secretariat of the European Works Council to discuss the effects of the financial and economic crisis on the economy and the steel industry. ArcelorMittal and the European Works Council agreed to strengthen social dialogue at the national and local levels in relation to ArcelorMittal’s voluntary separation programs and other local productivity plans.

See “Item 5—Operating and Financial Review and Prospects—Steel Production” for more information.

E. Share Ownership

As of December 31, 2008, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (37 individuals) totaled 1,610,922 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 596,453 ArcelorMittal common shares that are exercisable within 60 days of December 31, 2008), representing 0.11% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal common shares, these 37 individuals beneficially own 1,014,469 ArcelorMittal common shares. See “Item 7—Major Shareholders and Related Party Transactions”. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. The percentage of total common shares in the possession of the Significant shareholder (including treasury stock) decreased from 44.79% prior to November 13, 2007 to 43.05% after that date as a result of the second step of the merger of Mittal Steel and Arcelor. In 2006, the number of Mittal Steel options granted to its directors and senior management (including the Significant shareholder) was 388,541 at an exercise price of $33.755, and the number of Arcelor options granted to its directors and senior management was 312,146 at an exercise price of €34.43. In 2007, the number of ArcelorMittal (or Mittal Steel) options granted to directors and then-senior management (including the Significant shareholder) was 695,001 at an exercise price of $64.30. In 2008, the number of ArcelorMittal options granted to directors and then-senior management (including the Significant shareholder) was 740,500 at an exercise price of $82.57. The Mittal Steel and ArcelorMittal options vest either ratably upon each of the first three anniversaries of the grant date (or in total upon the death, disability or retirement of the grantee) and expire ten years after the grant date.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2008, granted to the members of senior management of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year) listed in Item 6A:

	Year of Grant 1999*	Year of Grant 2000*	Year of Grant 2002*	Year of Grant 2005*	Year of Grant 2006*	Year of Grant 2007*	Year of Grant 2008*	Total**	Average weighted exercise price**
Senior Managers*** (including Significant shareholder)	87,500	87,500	105,000	275,348	388,541	695,001	740,500	2,474,390
Exercise price	$11.94	$8.57	$2.26	$28.75	$33.76	$64.30	$82.57		$62.74
Term (in years)	10	10	10	10	10	10	10	—	—

Expiration date	September 14, 2009	June 1, 2010	April 5, 2012	August 23, 2015	September 1, 2016	August 2, 2017	August 5, 2018	—	—

*	Options awarded under ArcelorMittalShares.
**	The options granted by Arcelor (noted above) have been included in the total number of options and the average weighted exercise price (at a conversion rate of 1EUR = 1.3705 USD).

***	Includes options granted to Mr. Mukherjee, all of which were received in his capacity as a member of senior management. Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which point he was a Member of the Group Management Board, responsible for Asia, Africa, Mining and CIS.

In 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management.

In accordance with the Luxembourg Stock Exchange’s Ten Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options.

Employee Share Purchase Plan (ESPP)

In May 2008, ArcelorMittal adopted an Employee Share Purchase Plan as part of a global employee engagement and participation policy. The plan aims to strengthen the link between the Group and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the plan, which was approved by the annual general shareholders’ meeting held on May 13, 2008, are the following:

•

The plan was offered to 216,311 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of issued shares). A total of 955,820 shares were subscribed (of which 2,100 shares by Members of the Group Management Board and Senior Management of the Company). The implementation of the plan was split into two tranches (in September and November 2008). The subscription price for the first tranche was $57.05 and $21.71 for the second tranche, before discounts.

•

Pursuant to the plan, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (1) 200 shares and (2) the number of whole shares that may be purchased for $15,000 (rounded down to eliminate fractional shares).

The purchase price is equal to the average of the opening and the closing prices of the ArcelorMittal shares trading on the NYSE on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price,” less a discount equal to:

(a)	15% of the reference price for a purchase order not exceeding the lower of (1) 100 shares, and (2) the immediately lower whole number of shares corresponding to an investment of $7,500; and thereafter;

(b)	10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (x) 200 shares, and (y) the immediately lower whole number of shares corresponding to an investment of US$15,000.

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in two global accounts opened by BNP Paribas Securities Services, one for each tranche except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account opened by Mellon Investors LLC Services.

Shares purchased under the plan are subject to a three-year lock-up period, except for the following early exit events: permanent disability of the employee, termination of the employee’s employment with ArcelorMittal or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares (subject to compliance with ArcelorMittal’s insider dealing regulations) or keep their shares and have them delivered to their personal securities account or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by ArcelorMittal after the settlement date and they are entitled to vote their shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2008, the authorized share capital of ArcelorMittal consisted of 1,617,000,000 common shares, without nominal value. At December 31, 2008, 1,448,826,347 common shares, compared to 1,448,826,347 common shares at December 31, 2007, were issued and 1,366,002,278 common shares, compared to 1,421,570,646 common shares at December 31, 2007, were outstanding.

The following table sets forth information as of December 31, 2008 with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Common Shares(1)
	Number	%
Significant shareholder(2)	623,751,667	43.05
Treasury Stock(3)	81,760,949	5.64
Other Public Shareholders	743,313,731	51.31

Total	1,448,826,347	100.00

Directors and Senior Management(4)(5)	1,610,922	0.11

(1)	For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2008 upon exercise of vested portions of stock options. The first-third of the stock options granted on August 2, 2007 and the first- and second-thirds of the stock options granted on September 1, 2006 vested on August 2, 2008, and September 1, 2008, respectively, and all stock options of the previous grants have vested. None of the stock options granted on August 5, 2008 has vested; the first-third of such options, however, will vest on August 5, 2009.
(2)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own ArcelorMittal common shares. Ispat International Investments S.L. is the owner of 98,250,000 ArcelorMittal common shares. Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 30,000 ArcelorMittal common shares and holds options to acquire an additional 560,000 ArcelorMittal common shares, of which 426,667 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 ArcelorMittal common shares and holds options to acquire an additional 40,000 ArcelorMittal common shares, of which all 40,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à.r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,706,667 ArcelorMittal common shares and Mrs. Mittal is the beneficial owner of 623,295,000 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together, directly and indirectly through intermediate holding companies, own 623,285,000 ArcelorMittal common shares.
(3)	Represents ArcelorMittal common shares repurchased by ArcelorMittal pursuant to share repurchase programs. Consisting of 27,375,557 ArcelorMittal common shares purchased between November 13, 2007 and December 31, 2007; 56,523,212 ArcelorMittal common shares purchased between December 31, 2007 and December 31, 2008; and excluding (1) 119,856 options that were exercised during the November 13, 2007—December 31, 2007 period and 954,844 options that were exercised during the December 31, 2007—December 31, 2008 period; (2) 596,453 stock options that can be exercised by directors and senior management (other than the Significant shareholder); and (3) 466,667 stock options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2008. The ArcelorMittal common shares are, for the purposes of this table, deemed to be beneficially owned by the stock options holders due to the fact that those options are exercisable within 60 days.
(4)	Excludes shares beneficially owned by the Significant shareholder.
(5)	These 1,601,922 ArcelorMittal common shares are included in shares owned by the public shareholders indicated above.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (1) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (2) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or ArcelorMittal European Register Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by ABN AMRO Bank N.V., or directly on ArcelorMittal’s Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2008, there were 3,028 shareholders other than the Significant shareholder holding an aggregate of 53,550,631 ArcelorMittal common shares registered in ArcelorMittal’s shareholder register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2008, there were 133 U.S. shareholders holding an aggregate of 46,060,462 New York Shares, representing approximately 3.17% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2008, there were 723,506,498 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting Rights

As of December 31, 2008, ArcelorMittal’s Significant shareholder owned directly and indirectly through holding companies 623,285,000 ArcelorMittal common shares, representing approximately 45.67% of the combined voting interest in ArcelorMittal. In the merger between ArcelorMittal and Arcelor, 31,619,094 ArcelorMittal shares were issued on November 13, 2007. After closing of the third offer period for Arcelor shares on November 17, 2006, a total of 679,416,607 shares had been issued to the shareholders of Arcelor since July 31, 2006, as partial payment for Arcelor (the other part was paid in cash). Prior to closing of the third offer period for Arcelor shares on November 17, 2006, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67% of the issued and outstanding class (except for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98% of the combined voting interest in Mittal Steel. Upon completion of the merger with ISG on April 15, 2005, 60,891,883 shares were issued to the former shareholders of ISG as partial payment for ISG (the other part was paid in cash). Prior to the merger with ISG, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (except for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Significant shareholder. Prior to the completion of the acquisition of LNM Holdings, the Significant shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the combined voting interest in Mittal Steel.

B. Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of ArcelorMittal. Please refer to note 13 of the ArcelorMittal Consolidated Financial Statements.

Shareholder’s Agreement

The Significant shareholder, a holding company owned by the Significant shareholder and ArcelorMittal are parties to a shareholder and registration rights agreement (the “Shareholder’s Agreement”) dated August 13, 1997. Pursuant to the Shareholder’s Agreement and subject to the terms and conditions thereof, ArcelorMittal shall, upon the request of certain holders of restricted ArcelorMittal shares, use its reasonable efforts to register under the Securities Act of 1933, as amended, the sale of ArcelorMittal shares intended to be sold by those holders. By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of the ArcelorMittal shareholders (other than the Significant shareholder and certain permitted transferees) at a general shareholders’ meeting.

Memorandum of Understanding

As of the date of the signing of the Memorandum of Understanding, Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, jointly constituted the Significant shareholder and owned 87.47% of Mittal Steel’s shares, representing 98.32% of the voting rights of Mittal Steel.

The Significant shareholder is a party to the Memorandum of Understanding, dated June 25, 2006, between Mittal Steel and Arcelor. The Memorandum of Understanding is described under “Item 10C—Additional Information—Material Contracts”.

Repurchase of Shares from Entity Related to Director

On February 19, 2008, ArcelorMittal repurchased 25 million shares from Carlo Tassara International, an entity controlled by the Zygmunt Lubicz-Zaleski Foundation, a Dutch Stichting, at a price of $68.70 (€46.60) per share for a total consideration of €1,165 million (approximately $1.8 billion). Mr. Romain Zaleski was a member of the ArcelorMittal Board of Directors at the time of such transaction.

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

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, we have indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, we are able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed information with respect to the nature of the contingency, but have not disclosed our estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2008, ArcelorMittal had established reserves of $769 million for environmental remedial activities and liabilities, including $385 million in provisions relating to Europe, $222 million in provisions relating to the United States, $143 million in provisions relating to South Africa and $7 million in provisions relating to Canada. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

ArcelorMittal USA’s environmental provisions of $222 million are mainly related to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include $4 million to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor (East), Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately $12 million for RCRA Corrective Action, and $25 million for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of ground water treatments system and dredging of a local waterway known as Smokes Creek. The Company expects to execute a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $47 million for anticipated remediation and post remediation activities. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treat systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately $20 million. After the treatment trust is fully funded, the treatment trust will then be used to fund the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately $29 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information request under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total $385 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($169 million), Luxembourg ($105 million) and Belgium ($85 million). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds as well as certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

In Belgium, Cockerill Sambre SA has an environmental provision of $50 million, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment of sites.

In France, ArcelorMittal France has environmental provisions of $74 million, principally relating to the remediation of former coke plant sites and the capping and monitoring of landfills or basins previously used for residues and secondary materials. ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations.

In Luxembourg, the provisions are essentially associated with post-closure monitoring and remediation of former landfill and mining sites.

Additionally, ArcelorMittal Belval and Differdange has a provision of $12 million to clean pond water in Differdange in order to meet the requirements of the Luxembourg Environment Administration (Administration de l’Environnement) regarding discharge in the Chiers River and maintain sufficient cold water reserves to permit the production of degassed steel in warmer months. The cleaning started in 2006 and is expected to continue for five years.

South Africa

ArcelorMittal South Africa has environmental provisions of $143 million, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical, or legacy, waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment. As of December 31, 2008, ArcelorMittal had established reserves for asset retirement obligations of $29 million in provisions relating to Canada and $26 million in provisions relating to South Africa. Most of the AROs relate to ancillary plants and equipment that will be retired as part of the closure of the facilities subject to remediation obligations.

Environmental Remediation Obligations (“EROs”)

EROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to restore a site at the end of its useful life. As of December 31, 2008, ArcelorMittal had established reserves for environmental remediation obligations of $120 million in provisions relating to Ukraine and $61 million in provisions relating to Russia.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Environmental Claims

ArcelorMittal is a party to various legacy environmental claims. As of December 31, 2008, ArcelorMittal had not established reserves for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that ArcelorMittal USA and other potentially responsible parties conduct an investigation of certain areas of potential contamination. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2008, ArcelorMittal is not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Europe

On December 16, 2008, the European Court of Justice ruled that certain European Union air pollution legislation does not discriminate against ArcelorMittal and other steel makers by exempting from its requirements other industries with similar levels of carbon dioxide emissions. ArcelorMittal had argued that the European Union had breached the principle of equal treatment by excluding the aluminum and chemical industries from legislation that imposed caps on carbon dioxide emissions.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2008, ArcelorMittal has established reserves in the aggregate of approximately $128 million for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes $100 million for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. Recent Brazilian Supreme Court jurisprudence would tend to support the Brazilian Federal Revenue Service’s position.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451.1 million in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment ArcelorMittal Brasil is appealing to the administrative tribunal of second instance.

In May 2007, the Brazilian Federal Revenue Service issued a $614 million tax assessment to ArcelorMittal Brasil to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, ArcelorMittal Brasil received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be $11.8 million. In December 2008, the administrative court held that ArcelorMittal Brasil was not liable to pay any tax. The decision is subject to further appeal by the Federal Revenue Service.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998-2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to $79 million. The various claims are at different stages in the administrative and judicial procedures. ArcelorMittal Brasil is unable reasonably to estimate when any or all of the cases may reach a definitive conclusion.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $55 million, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

Kazakhstan

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (1) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of $1.042 billion and (2) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of $840 million, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for $1.042 billion was not justified and cancelled it, along with related administrative charges of $363 million. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The time for the Tax Committee to appeal this decision (one year) has expired. In respect of the tax demand for $840 million, in February 2008, the Karaganda Court found in favor of the Tax Committee, quantifying the amount due as $840 million plus administrative charges of $261 million. In April 2008, the Karaganda Regional Court reversed this decision, and this reversal upheld by its highest body. The Tax Committee has one year to appeal this decision, but has not done so to date. The Company believes that it has no liability in respect of either tax assessment, since its obligation to pay income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2008, ArcelorMittal has established reserves of approximately $595 million in the aggregate for the claims disclosed below:

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with Standard Iron Works. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of $42 million. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.) – now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine – and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal Espana and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. The Statement of Objections does not indicate the amount of the fine that the European Commission intends to impose on any of the companies. A response to the Statement of Objections was submitted in December 2008. The European Commission can impose fines for breaches of EU competition law of up to a maximum of 10% of the worldwide annual revenues of the relevant entity in the business year preceding the Commission’s decision. The amount of the fine is influenced by, inter alia, the relevant entity’s direct or indirect involvement. ArcelorMittal is currently unable to assess the amount of any fines that will result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately $106 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of $24.7 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Repression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €301.78 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. On January 19, 2009, ArcelorMittal appealed the amount of the fine.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies allege that ArcelorMittal South Africa is in violation of the Competition Act. On March 27,

2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately $97 million, other behavioral remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeal. On October 23 and 24, 2008, the hearing before the Competition Appeal Court took place. ArcelorMittal is unable at present to determine the outcome of the appeal. A decision is expected during the first quarter of 2009.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2008, ArcelorMittal has established reserves of approximately $54 million in the aggregate for the claims disclosed below.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $49.8 million and $22.4 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. ArcelorMittal is unable to reasonably estimate the amount of ArcelorMittal’s, ArcelorMittal USA Inc., Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The accounting expert appointed by the Agrarian Unity Tribunal filed its report on September 5, 2008 stating that the amount to be paid to Ejido Santa Maria is approximately $7,500. However, the report is still subject to dispute by the claimant.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to $51.5 million due to their default in the management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, the company is required to assume full payment of damages awarded to the claimants. This has generally been the case to date.

The number of claims outstanding for asbestos exposure at December 31, 2008 was 431, as compared to 449 at December 31, 2007. The range of amounts claimed for the year ended December 31, 2008 was €7,500 to €865,000 (approximately $10,000 to $1,150,000). The aggregate costs and settlements for the year ended December 31, 2008 were €383,825 (approximately $510,000) and zero respectively. The aggregate costs and settlements for the year ended December 31, 2007 were €350,141 (approximately $515,000) and zero respectively.

	in number of cases
	2007		2008
Claims unresolved at beginning of period	421		449
Claims filed	191		63
Claims settled, dismissed or otherwise resolved	(163	)(1)	(81)
Claims unresolved at December 31,	449		431

(1)	After purchase of a new company, sale of a subsidiary and further verification.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second-step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s and Arcelor’s disclosure and public statements;

•

The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments between the June 2006 tender offer and the merger of Mittal Steel into Arcelor;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders; and

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger and the merger process as a whole are without merit and that such exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard:

•

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. AFM and ArcelorMittal are both appealing the court’s ruling.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. Hearing and judgment in the first instance are not expected before the end of 2009 or early 2010.

Dividend Distributions

Pursuant to Luxembourg law and its Articles of Association, ArcelorMittal allocates at least five percent of its net profits to the creation of a reserve. This allocation ceases to be compulsory when the reserve reaches ten percent (10%) of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed by law or by virtue of the articles of association. ArcelorMittal’s Articles of Association provide that the portion of annual net profit that remains unreserved is allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

•

a global amount is allocated to the Board of Directors by way of directors’ fees (“tantièmes”). This amount may not be less than one million euro (€1,000,000). In the event that the profits are insufficient, the amount of one million euro shall be imputed in whole or in part to charges. The distribution of this amount among the members of the Board of Directors shall be effected in accordance with the Board of Directors’ rules of procedure; and

•	the balance is distributed as dividends to the shareholders or placed in the reserves or carried forward.

Interim dividends may be distributed under the conditions set out by the Luxembourg law by decision of the Board of Directors.

No interest shall be paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

On September 27, 2006, Mittal Steel (a predecessor of ArcelorMittal) announced that its Board of Directors had agreed upon a dividend and cash distribution policy. The policy aimed to return 30% of Mittal Steel’s (and then ArcelorMittal’s) prior year’s annual net income to shareholders every year through an annual base dividend, supplemented by share buy-backs. ArcelorMittal’s Board of Directors proposed an annual base dividend of $1.30 per share. This base dividend was designed to provide a minimum payout per year and would rise in order to reflect ArcelorMittal’s underlying growth. Payment of this dividend was made on a quarterly basis. In addition to this cash dividend, ArcelorMittal’s Board of Directors approved a share buy-back program (completed since then) tailored to achieve the 30% distribution pay-out commitment.

On November 14, 2007, ArcelorMittal’s Board of Directors announced that it had recommended increasing the Company’s base dividend by $0.20 from $1.30 to $1.50 per share. This change to the Company’s dividend policy reconfirmed ArcelorMittal’s commitment to return 30% of net income to shareholders through an annual base dividend, supplemented by share buy-backs. Based on announced annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of $10.4 billion, ArcelorMittal returned a total of $3.1 billion to shareholders by paying a cash dividend of approximately $2.1 billion (paid quarterly at $0.375 per share) and by implementing a $1.0 billion share buy-back program (completed since then).

On March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008, an interim dividend of $0.375 cents per share was paid.

In light of the adverse economic and market conditions, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875), subject to the approval of the annual general meeting of shareholders on May 12, 2009. The new quarterly dividend payments would take place on March 16, 2009 (an interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. Moreover, the Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. Once market conditions have normalized, the Board intends to review the Company’s distribution policy.

Further information on share buy-backs by the Company in 2008 and policy going forward is provided in “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed. Prices per share until September 3, 2007 are those of class A common shares of Mittal Steel, which, along with its class B common shares, were exchanged for shares of ArcelorMittal in the first-step merger of Mittal Steel and ArcelorMittal.

	The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2004	42.80	6.80	32.45	5.20	—	—

Year ended December 31, 2005	43.86	22.11	33.25	17.31	—	—

Year ended December 31, 2006	43.67	26.72	34.95	21.82	35.00	23.00

Year ended December 31, 2007
First Quarter	54.35	39.59	41.03	30.02	41.03	30.02
Second Quarter	66.90	52.41	50.08	38.15	50.08	38.15
Third Quarter	79.24	51.18	55.80	37.55	55.80	37.54
Fourth Quarter	83.88	67.68	58.26	45.67	58.25	45.70

Year ended December 31, 2008
First Quarter	82.26	55.53	54.19	35.50	54.15	35.35
Second Quarter	104.77	80.14	67.81	50.25	67.79	50.23
Third Quarter	95.34	45.10	62.60	31.97	62.71	31.96
Fourth Quarter	49.15	15.44	36.80	12.93	36.81	12.94

Month ended
Sep-08	73.52	45.10	53.68	31.97	53.68	31.96
Oct-08	49.15	19.14	36.80	15.30	36.81	15.30
Nov-08	33.13	15.44	24.78	12.93	24.75	12.94
Dec-08	26.97	19.45	19.76	15.04	19.75	15.04
Jan-09	30.00	20.30	22.91	15.71	22.94	15.71
Feb-09*	29.20	21.82	22.50	16.90	22.50	16.90

Note: Includes intraday highs and lows.

*	February 2009 data is through February 16, 2009

	Luxembourg Stock Exchange		NYSE Euronext Brussels		Spanish Stock Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2004	—	—	—	—	—	—

Year ended December 31, 2005	—	—	—	—	—	—

Year ended December 31, 2006	35.00	24.50	34.84	24.60	34.85	24.00

Year ended December 31, 2007

	Luxembourg Stock Exchange		NYSE Euronext Brussels		Spanish Stock Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
First Quarter	40.90	30.60	41.17	30.10	41.03	30.12
Second Quarter	49.98	39.00	50.11	38.62	50.10	38.18
Third Quarter	55.80	38.13	55.78	37.90	55.70	37.14
Fourth Quarter	57.90	46.00	58.20	45.64	58.20	45.67

Year ended December 31, 2008
First Quarter	52.60	37.00	54.00	35.98	54.10	36.31
Second Quarter	66.05	51.80	67.74	50.47	67.70	50.25
Third Quarter	59.75	34.30	62.29	32.48	62.75	32.01
Fourth Quarter	33.21	13.92	36.91	12.98	36.60	12.80

Month ended
Sep-08	52.75	34.30	53.10	32.48	53.95	32.01
Oct-08	33.21	15.75	36.91	15.50	36.60	15.50
Nov-08	24.40	13.92	24.71	12.98	24.80	12.80
Dec-08	19.55	15.65	19.72	15.12	19.74	15.08
Jan-09	21.15	16.10	22.60	15.71	22.93	15.75
Feb-09*	22.50	17.85	22.50	16.90	22.47	16.93

(1)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2009 data is through February 16, 2009

Note:

•	Includes intraday highs and lows.

•

Class A common shares of the former Mittal Steel were listed on Euronext Paris by NYSE Euronext and the Spanish Stock Exchanges on July 27, 2006, and on Euronext Brussels by NYSE Euronext and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

B. Plan of Distribution

Not applicable.

C. Markets

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Capital

At the Extraordinary General Meeting held on May 13, 2008, the shareholders decided to increase the authorized share capital of ArcelorMittal by €643,860,000 represented by 147,000,000 shares, or approximately 10% of ArcelorMittal’s outstanding capital. Since the Extraordinary General Meeting of May 13, 2008, ArcelorMittal’s authorized share capital has been €7,082,460,000 represented by 1,617,000,000 shares without nominal value, and its issued share capital has been €6,345,859,399.86, represented by 1,448,826,347 fully paid-up shares without nominal value.

B. Memorandum and Articles of Association

Set out below is a summary description of ArcelorMittal’s share capital based on the Articles of Association of ArcelorMittal as amended by the extraordinary general meeting of shareholders on November 5, 2007. For a full description of ArcelorMittal’s capital, please see ArcelorMittal’s Articles of Association. The full text of ArcelorMittal’s Articles of Association is available at ArcelorMittal’s headquarters in Luxembourg and at www.arcelormittal.com in the “Investors & Shareholders—Corporate Governance” section.

Corporate Purpose of ArcelorMittal

The corporate purpose of ArcelorMittal is the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licenses, know-how and, more generally, intellectual and industrial property rights.

The Company may realize its corporate purpose either directly or through the creation of companies, the acquisition, holding or acquisition of interests in any companies or partnerships, membership in any associations, consortia and joint ventures.

In general, the Company’s corporate purpose comprises the participation, in any form whatsoever, in companies and partnerships and the acquisition by purchase, subscription or in any other manner as well as the transfer by sale, exchange or in any other manner of shares, bonds, debt securities, warrants and other securities and instruments of any kind.

It may grant assistance to any affiliated company and take any measure for the control and supervision of such companies and it may carry out any commercial, financial or industrial operation or transaction that it considers to be directly or indirectly necessary or useful in order to achieve or further its corporate purpose.

Form and Transfer of Shares

ArcelorMittal shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote ArcelorMittal shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her and the amount paid up on each share in the shareholders’ register of ArcelorMittal. Each transfer of shares is effected by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agents. ArcelorMittal may accept and enter into its shareholders’ register any transfer effected pursuant to an agreement between the transferor and the transferee provided a true and complete copy of the same is provided to ArcelorMittal.

In addition, the Articles of Association of ArcelorMittal provide that its shares may be held through a securities settlement system or a professional depositary of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depositary of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. The shares may consist of:

•

shares traded on the NYSE, called ArcelorMittal New York Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by The Bank of New York Mellon, formerly known as The Bank of New York; or

•

shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish stock exchanges, called ArcelorMittal

European Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by ABN AMRO Bank N.V. in The Netherlands, or directly on the Luxembourg shareholders’ register without being held on the local Dutch shareholders’ register.

Issuance of Shares

The issuance of shares of ArcelorMittal requires an amendment to its Articles of Association in an extraordinary general meeting of shareholders, which may not validly deliberate unless at least half of the issued share capital is present or represented and the agenda indicates the proposed amendments to the Articles of Association. If the first of these conditions is not satisfied, a second meeting may be convened in the manner prescribed by Luxembourg law and the Articles of Association of ArcelorMittal by means of two notices published at 15-day intervals and at least 15 days prior to the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting will deliberate irrespective of the proportion of share capital present or represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.

The shareholders may, within certain limits, grant the Board of the Directors the power to issue new shares. The extraordinary general meeting of shareholders on November 5, 2007 authorized the Board of Directors of ArcelorMittal for a period ending on November 5, 2012 to increase the issued share capital on one or more occasions up to the maximum amount of the authorized share capital in connection with (i) the exercise or conversion of ArcelorMittal’s stock options or other equity-based awards granted under any ArcelorMittal employee incentive or benefit plan or (ii) in the context of a merger, acquisition or similar transaction. Subsequently, on May 13, 2008, the extraordinary general meeting of shareholders decided to increase the authorized capital of ArcelorMittal by an amount of €643,860,000 represented by 147,000,000 shares without nominal value.

The authorization is valid for a period ending on the earlier of 18 months from May 13, 2008 or the date of its renewal by another general meeting of shareholders. In any case, this authorization may only be given for a period of no more than five years and may from time to time be renewed by an extraordinary general meeting of shareholders for subsequent periods of no more than five years each.

The Board of Directors is authorized to determine the conditions for all share issues within the limits of the authorized share capital, including the payment in cash or in kind for such shares.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association of ArcelorMittal provide that preemptive rights may be limited or cancelled by the Board of Directors for a period ending on November 5, 2012 in the event of an increase of the issued capital by the Board of Directors within the limits of the authorized capital.

Repurchase of Shares

ArcelorMittal is prohibited from subscribing for its own shares.

ArcelorMittal may, however, repurchase ArcelorMittal shares or have another person repurchase ArcelorMittal shares on its behalf, subject to the following conditions:

•

a prior authorization of the general meeting of shareholders, which sets out the terms and conditions of the proposed repurchase, including at a minimum the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed 18 months) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

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

In addition, Luxembourg law allows the Board of Directors to approve the repurchase up to 10% of the issued share capital (taking into account treasury shares already owned by the Company or a person acting on its behalf) without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to ArcelorMittal. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting a value of the shares acquired, the proportion of the issued share capital which they represent and the consideration paid for them.

The extraordinary general meeting of shareholders on May 13, 2008 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on November 5, 2007 and granted the Board of Directors a new authorization to repurchase up to 10% of the issued share capital of ArcelorMittal.

Based on this authorization, the Board of Directors of ArcelorMittal is authorized to acquire and sell shares in the Company under the conditions set out in Article 49-2 of the Luxembourg law on commercial companies dated August 10, 1915, as amended (the “Law”). Such purchases and sales may be carried out for any authorized purpose or which would come to be authorized by the laws and regulations in force, including to enter into off-market and over the counter transactions and to acquire shares in the Company through derivative financial instruments. The Company may not, at any time, hold a number of its own shares that exceeds the maximum allowed by the Law. The Law provides that the accounting par value of the Company’s own shares held by it (or any other group company described in Article 49bis of the Law) may not exceed 10% of its issued share capital.

In accordance with the laws transposing Directive 2003/6/EC of January 28, 2003 and EC Regulation 2273/2003 of December 22, 2003, acquisitions, disposals, exchanges, contributions and transfers of securities can be carried out by all means, on or off the market, including by a public offer to buy back shares or by the use of derivatives or option strategies. The fraction of the share capital acquired or transferred in the form of a block of securities could amount to the entire program. Such transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and regulations. As determined in the resolution voted by the shareholders at the extraordinary general meeting of shareholders on May 13, 2008, the purchase price per share to be paid in cash shall not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish Stock Exchanges, depending on the market on which the transactions are made, and may not be less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price is 125% of the price of Euronext Paris by NYSE Euronext. The price on the New York Stock Exchange or Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish stock exchanges will be deemed to be the higher of the average of the final listing price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of repurchase.

Since January 14, 2009, ArcelorMittal trades on a single order book on Euronext Paris, Euronext Amsterdam and Euronext Brussels under the symbol MT, which means a single quoted price is applicable for all three markets. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares as well as in the event of the division or regrouping of the shares, the purchase prices indicated above are adjusted by a coefficient multiple equal to the ratio between the number of shares comprising the share capital prior to the transaction and such number following the transaction.

The total amount allocated for ArcelorMittal’s share repurchase program may not in any event exceed the amount of ArcelorMittal’s then available equity.

The 27 million share buy-back program announced on September 13, 2007 was completed on December 13, 2007. On December 12, 2007, a new 44 million share buy-back program to be completed over two years was announced. Purchases under this program began on December 18, 2007. This share program was aimed at offsetting the 44 million ArcelorMittal shares issued in connection with the second step of the ArcelorMittal merger on November 13, 2007. In November 2007 and on February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its policy to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of $1.50. These shares may be used for future corporate opportunities or cancelled.

As part of the implementation of the first part of the 44 million share buy-back program, ArcelorMittal gave a mandate to Société Générale to purchase six million shares with a specific price limitation (120% of the 12-month moving average closing price on the market on which the transactions are made and on Euronext Paris by NYSE Euronext for off-market transactions). The mandate given to Société Générale was completed on February 14, 2008.

On February 19, 2008, ArcelorMittal repurchased 25 million shares from Carlo Tassara International S.A. Out of the 25 million shares, 14.6 million were purchased under the $1 billion share buy-back program, which was accordingly completed, and 10.4 million under the 44 million share buy-back program. It is ArcelorMittal’s intention to use the 25 million shares purchased from Carlo Tassara International S.A., and shares to be purchased under the 44 million share buy-back program on or after February 22, 2008 either for its share-based employee incentive programs, for supporting potential future corporate opportunities or for cancellation. The last share repurchase under the 44 million buy-back program took place on September 5, 2008 and the program was suspended thereafter. Through the date hereof, the Company has repurchased a total of 43.9 million shares under the 44 million buy-back program, leaving 100,000 shares available to be repurchased under this program. All repurchased ArcelorMittal shares are held in treasury by ArcelorMittal and the voting rights thereon are suspended as required by Luxembourg law.

By an agreement dated December 19, 2008 between ArcelorMittal and ArcelorMittal USA, Inc. (AMUSA), ArcelorMittal agreed to transfer to AMUSA for the consideration described below, a number of shares held in treasury by ArcelorMittal equal to approximately $129.9 million, subject to certain adjustments, in several tranches until the end of 2009. The first tranche, consisting of 1,121,995 shares, was transferred on December 29, 2008 for a consideration of $23.72 per share, the NYSE opening price on December 23, 2008. The shares have been transferred by AMUSA into the AMUSA Pension Trust. Any further transfers based on the December 19, 2008 agreement must be used by AMUSA for the same purpose.

In connection with ArcelorMittal’s Employee Share Purchase Plan 2008 (ESPP 2008) approved by the annual general meeting of shareholders on May 13, 2008 and implemented in two tranches in September and November 2008, a total of 955,820 ArcelorMittal treasury shares were subscribed for by participating ArcelorMittal employees in various countries.

As of the date of filing, the Company had a total of 82,668,137 shares held in treasury. For information regarding the status of ArcelorMittal’s current share repurchase program, please refer to “Item 16E—Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

Capital Reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at least 50% of the issued share capital is present or represented.

General Meeting of Shareholders

Each ArcelorMittal share entitles the holder to attend the general meeting of shareholders, in person or by proxy, to address the general meeting of shareholders and to exercise voting rights as provided in the Articles of Association. Each ArcelorMittal share entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond a single share) required to be able to attend or vote at a general meeting of shareholders.

The Articles of Association provide that shareholders are entitled to vote by correspondence, by means of a form providing for a positive or negative vote or an abstention. The Board of Directors may decide to authorize their participation in the general meeting by videoconference or by other telecommunications means allowing the Shareholder’s identification.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her attorney by means of a written proxy. The writing may take the form of a fax or any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

When convening a general meeting of shareholders, ArcelorMittal will publish two notices at least eight days apart and, with respect to the second notice, eight days before the meeting, in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

Shareholders whose share ownership is directly registered in the shareholders’ register of the Company will receive the notice by regular mail, which must be sent at least eight days prior to the general meeting of shareholders. In practice, and in order to ensure the equal treatment of all shareholders, the notice and related documentation are sent to the registered shareholders on the day of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. In addition, all materials relating to a general meeting of shareholders are made available on the website of ArcelorMittal on the date of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations and in a Luxembourg newspaper.

The Articles of Association provide that, in the case of shares held through the operator of a securities settlement system or depositary, a holder of such shares wishing to attend a general meeting of shareholders should receive from the operator or depositary a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account are blocked until the close of such general meeting. Such certificates should be submitted to ArcelorMittal on or before the day preceding the blocking date.

The annual general meeting of shareholders of ArcelorMittal is held each year at 11:00 a.m. on the second Tuesday of the month of May in the city of Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day.

Luxembourg law provides that the Board of Directors must convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing in the aggregate 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the general meeting. Luxembourg law provides that shareholders representing in the aggregate 10% of the issued capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office of ArcelorMittal at least five days before the general meeting of shareholders.

Voting Rights

Each ArcelorMittal share entitles the holder to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders are convened to vote on any amendment of the Articles of Association and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement and resolutions are adopted by a simple majority, irrespective of the number of shares present or represented.

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for any of the following purposes, must have a quorum of at least 50% of the issued share capital:

•	an increase or decrease of the authorized or the issued share capital,

•	a limitation or exclusion of preemptive rights,

•	an approval of the acquisition by any person of 25% or more of the issued share capital of ArcelorMittal,

•	approving a legal merger, or

•	an amendment of the Articles of Association.

If the above quorum is not reached, the extraordinary general meeting of shareholders may be reconvened subject to appropriate notification procedures at a later date with no quorum.

Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast, except as described hereafter.

Appointment and Removal of Directors. Members of the Board of Directors are elected by simple majority of present and represented shareholders at any general meeting of shareholders. All directors are elected for a period terminating at a date determined at the time of their appointment. See “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management”. With regard to directors elected after November 13, 2007, except in the event of the replacement of a member of the Board of Directors during his or her mandate, their respective terms will expire at the third annual ordinary general meeting of shareholders following the date of their appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

Pursuant to ArcelorMittal’s Articles of Association, from August 1, 2009, the Significant shareholder is entitled to nominate a certain number of candidates for election by the shareholders to the Board of Directors in proportion to its shareholding.

Rights Attached to Share Fractions

The shares of ArcelorMittal may be divided into equal fractions, with each fraction being equal to one-seventh (1/7) of a share. The division of shares into fractions may be effected only in the event of a corporate capital restructuring decided by the general meeting of shareholders. A holder of a fraction is entitled to one-seventh (1/7) of any distribution per share by the Company or upon its liquidation. Fractions carry no voting rights at the general meeting of shareholders, unless a number of fractions equals a full share. Any holder of fractions who holds seven (7) fractions can request their conversion into one full share. Subject to the foregoing, the shares or fractions are indivisible with respect to the Company, which recognizes only one legal owner per share or fraction.

Amendment to the Articles of Association

Shareholder Approval Requirements. Luxembourg law requires an extraordinary general meeting of shareholders to vote on any amendment to the Articles of Association. Such meeting is convened by the Board of Directors. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles of Association.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles of Association must have a quorum of at least 50% of the issued capital of ArcelorMittal. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders, except as described immediately below.

In order to be adopted amendments to the Articles of Association of ArcelorMittal relating to (1) the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, (2) the composition of the audit committee, and (3) the board nomination rights of the Significant shareholder, require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule would apply to amendments of the provisions of the Articles of Association setting out the foregoing rule.

Formalities. Any resolutions to amend the Articles of Association must be taken before a Luxembourg notary and must be published in accordance with Luxembourg law.

Annual Accounts

Each year the Board of Directors must prepare parent company accounts for ArcelorMittal, the parent company of the ArcelorMittal group, consisting of an inventory of its assets and liabilities together with a balance sheet and a profit and loss account. The Board of Directors must also prepare annually consolidated accounts of the ArcelorMittal group. The Board of Directors must also prepare annually management reports on each of the stand-alone audited annual accounts and the consolidated accounts in respect of each of these sets of accounts a report must be issued by the independent auditors.

The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of ArcelorMittal in Luxembourg at least 15 days prior to the date of the annual ordinary general meeting of shareholders.

The parent company accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, are filed with the Luxembourg register of trade and companies.

Dividends

Subject to certain limitations set out by Luxembourg law, each ArcelorMittal share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes. The Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends within the limits permitted by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends will lapse in favor of ArcelorMittal five years after the date on which such dividends are declared.

Merger and Division

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must be approved by an extraordinary general meeting of shareholders of each company held before a notary. A merger requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is present or represented.

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

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 days prior to the date of the annual ordinary general meeting of shareholders, including the parent company accounts with the list of directors and auditors, the consolidated accounts, the notes to the parent company accounts and to the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s reports.

The parent company accounts, the consolidated accounts, the auditor’s reports and the management reports are sent to registered shareholders at the same time as the convening notice for the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge 15 days prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda of a general meeting of shareholders if such responses are necessary or useful for a shareholder to make an informed decision on the agenda item, unless such a response could be detrimental to the interests of the company. This determination is made by the Board of Directors.

Mandatory Bid—Squeeze-Out Right—Sell-Out Right

Mandatory Bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids, referred to as the “Luxembourg Takeover Law”, provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, give such person voting rights representing 33 1/3% of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is considered to be the highest price paid for the securities during the 12–month period preceding the mandatory bid.

ArcelorMittal’s Articles of Association provide that any person who acquires shares in ArcelorMittal giving them 25% or more of the total voting rights of ArcelorMittal must make or cause to be made in each country where ArcelorMittal’s securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer of acquisition to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of ArcelorMittal. The price offered in such public offerings must be fair and equitable and must be based on a report drawn up by a leading international financial institution or other internationally recognized expert.

Squeeze-Out Right. The Luxembourg Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and after such offer the offeror holds 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a “fair price”. The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if 90% of the ArcelorMittal shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-Out Right. Luxembourg takeover law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds 90% of the securities carrying voting rights and 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if 90% of the ArcelorMittal shares carrying voting rights were acquired in such voluntary offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

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

The Luxembourg Transparency Law provides that, if a person acquires or disposes of a shareholding in ArcelorMittal, and if following that acquisition or disposal the proportion of voting rights held by that person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify ArcelorMittal and the CSSF (the Luxembourg financial regulator) of the proportion of voting rights held by such person further to such event.

A person must also notify ArcelorMittal of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the abovementioned thresholds as a result of events changing the breakdown of voting rights.

ArcelorMittal’s Articles of Association provide that the above disclosure obligations also apply:

•	to any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in ArcelorMittal being crossed upwards or downwards,

•	to any acquisition or disposal of shares resulting in the threshold of 3.0% of voting rights in ArcelorMittal being crossed upwards or downwards, and

•

over and above 3.0% of voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1% of voting rights in ArcelorMittal being crossed upwards or downwards.

Any person who acquires shares giving him or her 5% or more or a multiple of five percent or more of the voting rights in ArcelorMittal must inform ArcelorMittal within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in ArcelorMittal within the next 12 months, or whether he or she intends to seek to obtain control over ArcelorMittal, or whether he or she seeks to appoint a member to ArcelorMittal’s Board of Directors.

For the purposes of calculating the percentage of a shareholder’s voting rights in ArcelorMittal, the following will be taken into account:

•

voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of ArcelorMittal;

•	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

•	voting rights attaching to shares which are lodged as collateral with that person or entity, provided the person or entity controls the voting rights and declares its intention to exercise them;

•	voting rights attaching to shares in which a person or entity holds an interest for the duration of the life of such person or entity;

•	voting rights which are held, or may be exercised within the meaning of the four foregoing points, by an undertaking controlled by that person or entity;

•	voting rights attaching to shares deposited with that person or entity which the person or entity can exercise at its discretion in the absence of specific instructions from the shareholders;

•	voting rights held by a third party in its own name on behalf of that person or entity; and

•	voting rights which that person or entity may exercise as a proxy where the person or entity can exercise the voting rights in its sole discretion.

Disclosure of Insider Transactions

Members of the Board of Directors, the Group Management Board, other executives fulfilling senior management responsibilities (“Persons Discharging Senior Managerial Responsibilities”, as defined below) within ArcelorMittal and persons closely associated with them must disclose to the CSSF and to ArcelorMittal all transactions relating to shares of ArcelorMittal or derivatives or other financial instruments linked to shares of ArcelorMittal conducted by them or for their account.

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors and the Group Management Board and executives who, while occupying a high level management position, are not members of the above corporate bodies, but who have regular access to non-public material information relating, directly or indirectly, to ArcelorMittal, and who have the authority to make management decisions about the future development of the Company and its business strategy.

Information on trading in ArcelorMittal shares by “Persons Discharging Senior Managerial Responsibilities” is available in the “Investors & Shareholders—Corporate Governance—Share Trading by Management” section of ArcelorMittal’s website www.arcelormittal.com. The ArcelorMittal Insider Dealing Regulations can be found in the “Investors & Shareholders—Corporate Governance—Insider Dealing Regulations” section of the website.

Starting in January 2009, disclosure to the public of “regulated information” concerning ArcelorMittal is made by ArcelorMittal publishing the information via the centralized document storage system managed by the Luxembourg Stock Exchange and accessible on the Luxembourg Stock Exchange’s website, www.bourse.lu.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the extent permitted by law, indemnify every director and every member of the Group Management Board as well as every former director or member of the Group Management Board for the fees, costs and expenses reasonably incurred by him or her in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board of ArcelorMittal.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or member of the Group Management Board has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.

C. Material Contracts

The following are material contracts, not entered into in the ordinary course of business, entered into, novated or amended by ArcelorMittal during the past two years:

i.	On November 30, 2006, Mittal Steel Company N.V., a predecessor of ArcelorMittal, entered into a credit facility, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility (the “€17 Billion Facility”). The proceeds of the €12 billion term loan facility were used to refinance Mittal Steel Company N.V.’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and €3 billion revolving credit facility. Drawings under the €5 billion revolving credit facility may be used for general corporate purposes. The €17 Billion Facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended in agreement with the lenders for one additional year, to November 30, 2012.

On December 10, 2007, ArcelorMittal transferred the €17 Billion Facility to ArcelorMittal Finance (which acted as the financing entity of the ArcelorMittal group until June 2008). ArcelorMittal provided an unconditional guarantee securing the debt.

On October 31, 2008, ArcelorMittal Finance transferred, by way of novation, the €17 Billion Facility back to ArcelorMittal (which has acted as the financing entity of the ArcelorMittal group since June 2008).

ii.	On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, which are described in “Memorandum of Understanding and Initial Term” in Item 6C.

iii.	On May 2, 2007, Mittal Steel and the former ArcelorMittal signed a merger agreement providing for the merger between Mittal Steel and the former ArcelorMittal, by way of absorption by the former ArcelorMittal of Mittal Steel and without liquidation of Mittal Steel. In the merger, holders of Mittal Steel class A common shares and holders of Mittal Steel class B common shares received one newly issued share of the former ArcelorMittal for every one Mittal Steel class A common share and Mittal Steel class B common share they held. The former ArcelorMittal was a wholly-owned subsidiary of Mittal Steel, which had no operations prior to the merger.

On September 25, 2007, Arcelor and the former ArcelorMittal signed a merger agreement providing for the merger between the former ArcelorMittal and Arcelor, by way of absorption of ArcelorMittal by Arcelor and without liquidation of the former ArcelorMittal. The combined company was renamed “ArcelorMittal”. In the merger, which followed the completion of a restructuring of the share capital of Arcelor, holders of shares of the former ArcelorMittal received one newly-issued Arcelor share for every one ArcelorMittal share. The merger was effective as of November 13, 2007.

Memorandum of Understanding Between the Then-Existing Companies Mittal Steel and Arcelor and the Significant Shareholder

The following summarizes certain provisions of the MoU that remain in effect other than those relating to corporate governance. In the summary below, references to the “Company” refer to each of Mittal Steel and Arcelor pre-merger, and to ArcelorMittal post-merger.

Confirmation of Social Commitments

Mittal Steel agreed to respect fully all of Arcelor’s commitments regarding employment and other social and human resources policies. Under the MoU, Mittal Steel and Arcelor agreed that there will be no restructuring plan, collective lay-offs or other employee reduction plan within Arcelor in the European Union as a result of the integration of Mittal Steel and Arcelor, other than in connection with (1) Arcelor’s previously-announced restructuring plans and (2) the remedy package agreed by Mittal Steel with the European Commission, compliance with which was completed in June 2007.

Independence of the Company

Related Party Transactions

The parties to the MoU have agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

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

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (1) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (2) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (2) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

Once the Significant shareholder exceeds the threshold mentioned in the immediately following paragraph or the 45% limit, as the case may be, as a consequence of any corporate event set forth in (1) or (2) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

On March 14, 2008, the Board of Directors unanimously acknowledged that ArcelorMittal’s 44 million share buy-back program (which was unanimously approved by the Board of Directors) may lead the Significant shareholder to cross the 45% threshold provided in the Memorandum of Understanding as described above.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (1) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (2) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

Lock-up

During the five-year period following the settlement date of the Offer (that is, until August 1, 2011), the Significant shareholder has agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (1) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (2) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding five percent of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

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

(a) Taxation of Distributions

Cash distributions made by ArcelorMittal in respect of ArcelorMittal shares will constitute a taxable dividend when such distribution is actually or constructively received, to the extent such distribution is paid out of the current or accumulated earnings and profits of ArcelorMittal (as determined under U.S. federal income tax principles). The amount of any distribution will include the amount of any applicable Luxembourg withholding tax. To the extent the amount of any distribution received by a U.S. Holder in respect of ArcelorMittal shares exceeds the current or accumulated earnings and profits of ArcelorMittal, the distribution (1) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those ArcelorMittal shares and (2) thereafter will be treated as U.S.-source capital gain. Distributions of additional ArcelorMittal shares that are made to U.S. Holders with respect to their ArcelorMittal shares, and that are part of a pro rata distribution to all ArcelorMittal shareholders, generally will not be subject to U.S. federal income tax.

The U.S. dollar amount of a taxable dividend generally will be included in the gross income of a U.S. Holder as ordinary income derived from sources outside the United States for U.S. foreign tax credit purposes and generally will be passive category income for purposes of the foreign tax credit limitation. Dividends paid in euro will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividend is received; a recipient of such dividends that converts such euro to dollars upon receipt generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Fluctuations in the U.S. dollar-euro exchange rate between the date that U.S. Holders receive a dividend and the date that they receive any related refund of Luxembourg withholding tax may give rise to foreign currency gain or loss. Such gain or loss will generally be treated as ordinary income or loss for U.S. tax purposes. Dividends paid by ArcelorMittal will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from U.S. corporations.

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2007 or 2008 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2009 taxable year. See “—Passive Foreign Investment Company Status”.

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

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value (or, if elected by a corporation whose shares are not publicly traded, the adjusted tax basis) of its assets are considered “passive assets” (generally assets that generate passive income). Passive income for these purposes generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. ArcelorMittal believes that it currently is not a PFIC for U.S. federal income tax purposes, and ArcelorMittal does not expect to become a PFIC in the future. This conclusion is based upon an analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the PFIC determination.

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

The special PFIC tax rules described above do not apply to a U.S. Holder of a PFIC that the holder elects to have treated as a “qualified electing fund” (“QEF”). U.S. Holders should consult their tax advisors as to the availability and consequences of such election with respect to their shares of ArcelorMittal. In particular, an election to treat ArcelorMittal as a QEF may not be available because information necessary to make this election may not be provided by ArcelorMittal.

If ArcelorMittal shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such shares will constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder thereof will not be subject to the foregoing PFIC rules if such U.S. Holder makes a mark-to-market election with respect to its ArcelorMittal shares. After making such an election, the U.S. Holder generally will include as ordinary income each year the excess, if any, of the fair market value of the ArcelorMittal shares at the end of the taxable year over the U.S. Holder’s adjusted basis in such shares. This ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the ArcelorMittal shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s tax basis in the ArcelorMittal shares will be adjusted to reflect any such income or loss amounts. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election with respect to their shares of ArcelorMittal.

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

Backup Withholding and Information Reporting

The payment of proceeds received upon the sale, exchange or redemption of ArcelorMittal shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on ArcelorMittal shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting. Such proceeds and dividends may be subject to backup withholding unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

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

This summary does not address the terms of employee stock options or other incentive plans implemented by ArcelorMittal and its subsidiaries and does not purport to provide the holders of stock subscription options or other comparable instruments (including shares acquired under employee share ownership programs) with a description of the possible tax and social security implications for them, nor to determine under which conditions these options or other instruments are or may become exercisable. These holders are therefore urged to consult their own tax advisers as to the potential tax and social security implications of an exercise of their options or other instruments.

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

(a) Luxembourg Withholding Tax on Dividends Paid on ArcelorMittal Shares

Dividends distributed by ArcelorMittal will in principle be subject to Luxembourg withholding tax at the rate of 15%.

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal of at least 10% or having an acquisition cost of at least €1.2 million held or committed to be held for a minimum one year holding period). If such exemption from dividend withholding tax does not apply, a Luxembourg resident corporate holder will be entitled to a tax credit.

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by ArcelorMittal to a Luxembourg resident individual holder will entitle such Luxembourg holder to a tax credit.

Non-Luxembourg resident holders

Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty, or under article 147 of the Luxembourg Income Tax Law.

A non-resident corporate holder resident in a EU Member State will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the EU Parent-Subsidiary Directive as implemented in Luxembourg.

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

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

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 29.63% (28.59% as of January 1, 2009) in the city of Luxembourg. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.

Non-Luxembourg resident holders

An individual or corporate non-Luxembourg Holder of ArcelorMittal shares who/which realizes a gain on disposal thereof (and who/which does not have a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of ArcelorMittal, at anytime during the past five years, and either (1) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (2) the disposal of ArcelorMittal shares occurs within six months from their acquisition, subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a an entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable, will bear corporate income tax and municipal business tax on dividends received and/or a gain realized on a disposal of such shares under the same conditions applicable to a Luxembourg resident corporate Holder, as set out above.

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

F. Dividends and Paying Agents

In 2008, four quarterly interim dividends were paid by ArcelorMittal on March 17, June 16, September 15 and December 15. The paying agent for shareholders who held shares listed on the NYSE was The Bank of New York Mellon, formerly known as The Bank of New York; the paying agent for shareholders who held shares listed on Euronext Amsterdam was ABN AMRO Bank N.V.; the paying agent for shareholders who held shares listed on Euronext Paris was Société Générale S.A.; the paying agent for shareholders who held shares listed on Euronext Brussels was Fortis Bank N.V./SA; the paying agent for shareholders who held shares listed on the Luxembourg Stock Exchange was Fortis Banque Luxembourg SA; and the paying agent for shareholders who held shares listed on the Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) was Iberclear.

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

Risk Management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CFO, the Corporate Finance and Tax Committee and the Group Management Board; commodity hedging activities are supervised by the Senior Executive Vice President responsible for purchasing and the Group Management Board.

All financial market hedges are governed by ArcelorMittal’s group treasury policy, including a delegated authority framework, which set the boundaries for all hedge activities and dictate the required approvals for such transactions. Trading activity and limits are monitored periodically. ArcelorMittal enters into transactions with numerous counterparties, mainly banks and financial institutions, as well as brokers, major energy producers and consumers. ArcelorMittal’s policies do not permit hedging for speculative purposes.

As part of its financing and cash management activities, ArcelorMittal uses derivative instruments to manage its exposure to changes in interest rates, foreign exchange rates and commodities prices. These instruments are principally interest rate and currency swaps, spots and forwards. ArcelorMittal may also use futures, caps, floors and options contracts.

Risks relative to financial instruments are managed in accordance with group treasury policy. Liquidity positions and the management of financial instruments are primarily centralized primarily within the treasury/financing department, where they are handled by a group specializing in foreign exchange, interest rate and commodity exposure management.

Counterparty Risk

ArcelorMittal has established detailed counterparty limits to mitigate the risk of default by its counterparties. The limits restrict the exposure ArcelorMittal may have to any single counterparty. Counterparty limits are calculated taking into account a range of factors that govern the approval of all counterparties. The factors include an assessment of the counterparty’s financial soundness and its ratings by the major rating agencies, which must be of a high quality. Counterparty limits are monitored periodically.

All counterparties and their respective limits require the prior approval of the Corporate Finance and Tax Committee. Standard agreements, such as those published by the International Swaps and Derivatives Association, Inc. (ISDA) are also signed between ArcelorMittal and its counterparties.

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the statement of income or in equity according to their nature.

Derivatives used are conventional exchange-traded instruments such as futures and options, as well as non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

Currency Exposure

ArcelorMittal seeks to manage each of its entities’ exposure to its operating currency. For currency exposure generated by activities, the conversion and hedging of revenues and costs in foreign currencies is typically performed using currency transactions on the spot market and, as appropriate, on the forward market. For some of its business segments, ArcelorMittal hedges future cash flows.

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

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby shrinking the Company’s operating margins.

Based on high-level estimates for 2009, the table below reflects the impact of 10% depreciation of the functional currency against other currencies, on budgeted flows expressed in the respective currencies, sorted by entity functional currency:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	—
Euro	(630)
Brazilian real	115
Canadian dollar	106

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the income statements of its subsidiaries, its corporate net debt and other items denominated in different currencies into U.S. dollars for inclusion in the ArcelorMittal Consolidated Financial Statements.

In particular, a significant portion of the sales of ArcelorMittal’s subsidiaries is denominated in euros, Canadian dollars and Brazilian reais. Consequently, an appreciation in the value of the U.S. dollar against these currencies will result in a translation loss.

The table below, in which it is assumed that there is no indexation between sales prices and exchange rates, shows the impact of an appreciation of 10% of the U.S. dollar against other currencies, sorted by functional currency:

Functional currency	Translation impact of appreciation of dollar on cash flows
in $ equivalent (in millions)
Euro	(500)
Brazilian real	(180)
Canadian dollar	(90)

The table below reflects the impact of exchange rate changes on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking into account swaps and derivatives):

Currency	Net debt	Impact of 10% move of the U.S. dollar on net debt translation
		in $ equivalent (in millions)
Brazilian real	1,283	(55)
Canadian dollar	104	(8)
Euro	10,470	(1,012)
U.S. dollar	11,793	—
Other	(492)	51

Increase (+) / Decrease (-)		(1,024)

Interest Rate Sensitivity

Short-Term Interest Rate Exposure and Cash

Cash balances, which are primarily composed of euros and U.S. dollars, are managed according to the guidelines established by senior management over a less than 12-month horizon, and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying the currency exposure.

Interest Rate Risk on Debt

ArcelorMittal’s policy consists of incurring debt primarily at a floating rate, or at a fixed rate depending on the levels of interest rates, primarily in U.S. dollars or in euros according to general corporate needs. Long-term interest rate swaps and currency swaps are being used to change the nature of the bonds or loans from fixed rate to floating rate or the reverse, and /or to change the currency denomination of such debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2007		2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	22,360	22,315	22,595	17,709
Instruments payable bearing interest at fixed rates	4,596	4,683	6,914	5,150

Long-term debt, including current portion	26,956	26,998	29,509	22,859

Short term debt	3,653	3,653	4,567	3,217

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass the risk on to its customers through surcharges. Remaining exposures are kept unhedged or partly or fully hedged as appropriate.

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

Hedges in the form of swaps and options are taken with our counterparts in base metals, energy (in the form of natural gas, electricity, oil and oil products), freight and carbon dioxide emissions rights.

The following table presents the periods in which cash flow hedges associated with derivatives are expected to mature.

	December 31, 2008
	(liabilities)	(outflows)/inflows
	Carrying Amount	3 months and less	3- 6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	15	—	1	—	—
Commodities	(310)	(156)	(24)	(83)	(47)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(174)	(25)	(102)	(67)	(53)

The following table presents the periods in which cash flows hedges associated with derivatives are expected to impact the income statement:

	December 31, 2008
	(liabilities)	(outflows)/inflows
	Carrying Amount	3 months and less	3- 6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	14	1	1	—	—
Commodities	(310)	(15)	(160)	(113)	(22)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(34)	(160)	(132)	(42)	(53)

With respect to non-exchange traded commodities, we are exposed to possible increases in prices of raw materials such as iron ore (whose price is generally correlated with steel prices with a time lag) and coking coal. For such products, as there is no financial or organized market and most purchases are made pursuant to long-term contracts, price risks cannot feasibly be hedged. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Item 5—Operating and Financial Review and Prospects—Overview—Raw Materials”.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2008. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of management’s internal control over financial reporting as of December 31, 2008 has been audited by the Company’s independent registered public accounting firm, Deloitte S.A., and their report as of February 20, 2009 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2008 and related consolidated statements of income, changes in equity and cash flow for the period ended December 31, 2008. Our report dated February 20, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/    Deloitte S.A.

Luxembourg, Grand Duchy of Luxembourg

February 20, 2009

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Mr. Narayanan Vaghul, 72, has over 50 years of experience in the financial sector and has been the Chairman of ICICI Bank Limited since 2002. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long term credit development bank, for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide.

ITEM 16B.	CODE OF ETHICS

ArcelorMittal has adopted a “Code of Business Conduct” applicable to all directors and to senior management, including our Chief Executive Officer and Chief Financial Officer, and employees of ArcelorMittal. The Code has been disseminated through company-wide communications and is posted on ArcelorMittal’s website at http://www.arcelormittal.com.

ArcelorMittal intends to disclose any amendment to or waiver from the Code of Business Conduct applicable to any of ArcelorMittal’s directors, its Chief Executive Officer, Chief Financial Officer or any other person who is an executive officer of ArcelorMittal on ArcelorMittal’s website at http://www.arcelormittal.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte S.A. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2007 and 2008. Set forth below is a breakdown of fees for services rendered in 2007 and 2008.

Audit Fees. Audit fees in 2007 and 2008 included $27.0 million and $37.2 million, respectively, for the audits of financial statements, and $4.1 million and $0.8 million in 2007 and 2008, respectively, for regulatory filings and audits of purchase accounting.

Audit-Related Fees. Audit-related fees in 2007 and 2008 were $0.2 million and $1.2 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Tax fees in 2007 and 2008 were $2.6 million and $1.6 million, respectively. Tax fees relate to services for tax planning, advice and compliance.

All Other Fees. Fees in 2007 and 2008 for all other services were $0.2 million and $0.7 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2008, within its scope prior to commencement of the engagements. None of the services provided in 2008 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte S.A. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2008, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte S.A.’s independence and has determined that such services do not interfere with Deloitte S.A.’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		(d-1) Approximate Value of Shares that May Yet Be Purchased Under the $1 Billion Plan (2)	(d-2) Maximum Number of Shares that May Yet Be Purchased Under the 44 Million Share Plan (2)
January 1- 31, 2008	4,901,134	$65.81	4,901,134		$1,000,000,000	38,971,366
February 1- 28, 2008	25,971,366	$68.67	25,971,366	(1)	$0	27,566,528
March 1- 31, 2008						27,566,528
April 1- 30, 2008						27,566,528
May 1- 31, 2008						27,566,528
June 1- 30, 2008	6,226,069	$97.43	6,226,069			21,330,459
July 1 - 31, 2008	10,000,000	$87.68	10,000,000			11,330,459
August 1- 31, 2008	8,086,772	$77.49	8,086,772			3,243,687
September 1- 30, 2008	3,143,687	$71.12	3,143,687			100,000
October 1-31, 2008
November 1-30, 2008
December 1- 31, 2008
Total	58,329,028	$76.11	58,329,028

(1)	In February 2008, 11,414,838 shares were repurchased under the 44 million share buy-back program and 14,556,528 shares were repurchased under the $1 billion share buy-back program.
(2)	Measured at period end.

On February 22, 2008, ArcelorMittal announced that, with the acquisition of 25 million shares from Carlo Tassara International S.A., it had completed its $1 billion share buy-back program that had been announced in November 2007.

On December 12, 2007, a program to buy back 44 million shares, to be completed over two years was announced. Purchases under this program began on December 18, 2007. The Company acquired 127,500 shares under this program through the end of 2007, at an outlay of $9 million with an average price of $70.38 per share. As of December 31, 2008, the Company had repurchased an aggregate 43.9 million shares under the 44 million share buy-back program at an outlay of $3,449 million with an average price of $78.56 per share.

As of February 18, 2009, ArcelorMittal directly and indirectly held in aggregate 82.7 million shares in treasury. This is equivalent to approximately 5.7% of the issued number of shares.

As of February 2009, the Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. Once market conditions have normalized, the Board intends to review the current policy.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant differences between the corporate governance practices of ArcelorMittal and those required of a U.S. domestic issuer under the Listed Company Manual of the New York Stock Exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the reports of Deloitte S.A., Deloitte Accountants B.V. and KPMG Audit S.à r.l., thereon, are filed as part of this Annual Report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
1.1.	Amended and Restated Articles of Association of ArcelorMittal dated May 13, 2008 and published in the Mémorial C (Official Gazette) on June 19, 2008.

2.1.*	ArcelorMittal Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference herein).

4.1.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.2.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.3.*	Agreement dated November 30, 2006 among ArcelorMittal (formerly known as Mittal Steel Company N.V.), the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein (filed as Exhibit 10.2 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-14666), and incorporated by reference herein).

4.4.*	Confirmation of extension of revolving credit facility under the Agreement dated November 30, 2006 (filed as Exhibit 4.4 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.5.*	Novation Agreement dated December 10, 2007 among ArcelorMittal, ArcelorMittal Finance and the Facility Agent named therein (filed as Exhibit 4.5 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.6.	Novation Agreement dated October 23, 2008 among ArcelorMittal, ArcelorMittal Finance, Banco Sabadell and the Facility Agent.

4.7.*	Merger Agreement between ArcelorMittal and Mittal Steel Company N.V., dated May 2, 2007 (included as Annex A to the proxy statement/prospectus forming a part of ArcelorMittal’s registration statement on Form F-4 (File No. 333-144169) filed with the Commission on June 29, 2007, and incorporated by reference herein).

4.8.*	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of Arcelor’s registration statement on Form F-4 (File No. 333- 146371) filed with the Commission on September 28, 2007, and incorporated by reference herein).

4.9.*	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 18 million shares (filed as Exhibit 4.8 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.10.*	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 7 million shares (filed as Exhibit 4.9 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

8.1.	List of Significant Subsidiaries.

Exhibit Number	Description
12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

15.2.	Consent of Deloitte Accountants B.V. (Mittal Steel Company N.V. and subsidiaries).

15.3.	Consent of KPMG Audit S.à r.l. (Arcelor S.A. and subsidiaries).

*	Previously filed.

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2007 and 2008 and

for each of the three years in the period ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated balance sheets of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2006 were audited by Deloitte Accountants B.V. whose report, dated April 16, 2007 (March 19, 2008 as to note 3 and February 20, 2009 as to note 25), expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

/s/ Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

February 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal)

We have audited the consolidated statements of income, changes in equity and cash flows of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries (the “Company”) for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Arcelor S.A. and subsidiaries (“Arcelor S.A.”, a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarăo S.A., Sol Coqueria Tubarăo S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor S.A., whose financial statements for the period from August 1, 2006 to December 31, 2006 were audited by us) which statements reflect total revenues constituting 31% of consolidated total revenues for the year ended December 31, 2006. Those statements were audited by other auditors whose report (which expresses a qualified opinion because the omission of comparative financial information is not in conformity with International Financial Reporting Standards, the effect of which, in our opinion, is not relevant in relation to the consolidated financial statements), has been furnished to us, and our opinion, insofar as it relates to the amounts included for Arcelor S.A., is based solely on the reports of such other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such consolidated financial statements, present fairly, in all material respects, the results of their operations and their cash flows of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries for the year ended December 31, 2006, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in note 3 and note 25 to the consolidated financial statements, the accompanying 2006 financial statements have been retrospectively adjusted for finalization of purchase accounting related to the acquisition of Arcelor S.A. and the adjustment to the disclosures for a change in the composition of reportable segments for 2006.

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

April 16, 2007 (March 19, 2008 as to note 3, insomuch

as it relates to the acquisition of Arcelor S.A. and

February 20, 2009 as to note 25)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Arcelor S.A.:

We have audited the accompanying consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity of Arcelor S.A. and subsidiaries (“the Company”) for the five months ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

IAS 34 requires that interim financial statements be presented with comparative financial information. These consolidated interim financial statements have been prepared solely for the purpose of consolidating the Company into the consolidated financial statements of Mittal Steel Company N.V. (“Mittal Steel”) for the year ended December 31, 2006. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the five months ended December 31, 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements referred to above are based on the historical values of the Company’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition.

/s/ KPMG Audit S.à r.l.

City of Luxembourg

Luxembourg

April 16, 2007

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Balance Sheets

(millions of U.S. dollars, except share and per share data)

	December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	7,860	7,576
Restricted cash	245	11
Assets held for sale (note 4)	1,296	910
Trade accounts receivable and other (note 5)	9,533	6,737
Inventories (note 6)	21,750	24,741
Prepaid expenses and other current assets (note 7)	4,644	4,439

Total current assets	45,328	44,414

Non-current assets:
Goodwill and intangible assets (note 8)	15,031	16,119
Property, plant and equipment (note 9)	61,994	60,755
Investments in associates and joint ventures (note 10)	5,887	8,512
Other investments (note 11)	2,159	437
Deferred tax assets (note 19)	1,629	751
Other assets (note 12)	1,597	2,100

Total non-current assets	88,297	88,674

Total assets	133,625	133,088

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Balance Sheets, continued

(millions of U.S. dollars, except share and per share data)

	December 31,
	2007	2008
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 14)	8,542	8,409
Trade accounts payable and other	13,991	10,501
Short-term provisions (note 20)	1,144	3,292
Liabilities held for sale (note 4)	266	370
Accrued expenses and other liabilities (note 21)	7,275	7,413
Income tax liabilities (note 19)	991	775

Total current liabilities	32,209	30,760

Non-current liabilities:
Long-term debt, net of current portion (note 15)	22,085	25,667
Deferred tax liabilities (note 19)	7,927	6,395
Deferred employee benefits (note 23)	6,244	7,111
Long-term provisions (note 20)	2,456	2,343
Other long-term obligations	1,169	1,582

Total non-current liabilities	39,881	43,098

Total liabilities	72,090	73,858

Commitments and contingencies (note 22 and note 24)

Equity (note 17):
Common shares (no par value, 1,470,000,000 and 1,617,000,000 shares authorized, 1,448,826,347 and 1,448,826,347 shares issued, 1,421,570,646 and 1,366,002,278 shares outstanding at December 31, 2007 and 2008, respectively)	9,269	9,269
Treasury stock (27,255,701 and 82,824,069 common shares at December 31, 2007 and 2008, respectively, at cost)	(1,552)	(5,800)
Additional paid-in capital	20,309	20,575
Retained earnings	23,552	30,403
Reserves	5,107	751

Equity attributable to the equity holders of the parent	56,685	55,198
Minority interest	4,850	4,032

Total equity	61,535	59,230

Total liabilities and equity	133,625	133,088

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2006	2007	2008
Sales	58,870	105,216	124,936
(Including 3,847, 4,767 and 6,411 of sales to related parties for 2006, 2007 and 2008, respectively)
Cost of sales	48,378	84,953	106,110

(Including 2,324, 4,570 and 6,100 of depreciation and impairment and 1,740, 2,408 and 2,391 of purchases from related parties for 2006, 2007 and 2008, respectively)
Gross margin	10,492	20,263	18,826
Selling, general and administrative	2,960	5,433	6,590

Operating income	7,532	14,830	12,236
Other income—net	49	—	—
Income from investments in associates and joint ventures	301	985	1,653
Financing costs—net (note 18)	(654)	(927)	(2,352)

Income before taxes	7,228	14,888	11,537
Income tax expense (note 19)	1,122	3,038	1,098

Net income (including minority interest)	6,106	11,850	10,439

Net income attributable to:
Equity holders of the parent	5,247	10,368	9,399
Minority interest	859	1,482	1,040

Net income (including minority interest)	6,106	11,850	10,439

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Income, continued

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2006	2007	2008
Earnings per common share (in U.S. dollars)
Basic: Common shares		7.41	6.80
Class A common shares	5.31
Class B common shares	5.31
Diluted: Common shares		7.40	6.78
Class A common shares	5.30
Class B common shares	5.30
Weighted average common shares outstanding (in millions) (note 17)
Basic: Common shares		1,399	1,383
Class A common shares	531
Class B common shares	457

Total	988	1,399	1,383

Diluted: Common shares*		1,401	1,386
Class A common shares	533
Class B common shares	457

Total	990	1,401	1,386

*	Diluted common shares relate to the effect of stock options (see note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

						Reserves
	Shares (1)	Share capital	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) On Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Minority interest	Total Equity
Balance at December 31, 2005	704	60	(111)	2,239	10,270	610	(4)	222	13,286	2,171	15,457
Items recognized directly in equity		—	—	—	—	826	(16)	16	826	(37)	789
Net income		—	—	—	5,247	—	—	—	5,247	859	6,106

Recognized income and expenses		—	—	—	5,247	826	(16)	16	6,073	822	6,895
Recognition of share based payments		—	—	29	—	—	—	—	29	—	29
Voting right reduction		(52)	—	52	—	—	—	—	—	—	—
Issuance of shares in connection with Arcelor acquisition	680	9	—	23,231	—	—	—	—	23,240	5,225	28,465
Treasury Stock (note 17)	1	—	27	15	—	—	—	—	42	—	42
Dividend (0.50 per share)		—	—	—	(522)	—	—	—	(522)	(138)	(660)

Balance at December 31, 2006	1,385	17	(84)	25,566	14,995	1,436	(20)	238	42,148	8,080	50,228

Items recognized directly in equity		—	—	—	—	3,220	(336)	569	3,453	1,046	4,499
Net income		—	—	—	10,368	—	—	—	10,368	1,482	11,850

Recognized income and expenses		—	—	—	10,368	3,220	(336)	569	13,821	2,528	16,349
Recognition of share based payments	2	—	111	52	—	—	—	—	163	2	165
Treasury Stock (note 17)	(36)	—	(2,553)	—	—	—	—	—	(2,553)	—	(2,553)
Dividend (1.30 per share)		—	—	—	(1,826)	—	—	—	(1,826)	(443)	(2,269)
Issuance of shares in connection with the acquisition of ArcelorMittal Brazil minority interest	27	—	—	1,713	—	—	—	—	1,713	(2,760)	(1,047)
Issuance of shares in connection with the acquisition of Arcelor SA minority interest	44 (2)	9,252	974	(7,022)	—	—	—	—	3,204	(2,592)	612
Other movements		—	—	—	15	—	—	—	15	35	50

Balance at December 31, 2007	1,422	9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

Items recognized directly in equity		—	—	—	—	(6,122)	1,844	(78)	(4,356)	(627)	(4,983)
Net income		—	—	—	9,399	—	—	—	9,399	1,040	10,439

Recognized income and expenses		—	—	—	9,399	(6,122)	1,844	(78)	5,043	413	5,456
Recognition of share based payments	2	—	62	337	—	—	—	—	399	—	399
Treasury Stock (note 17)	(58)	—	(4,310)	(71)	—	—	—	—	(4,381)	—	(4,381)
Dividend (1.50 per share)		—	—	—	(2,068)	—	—	—	(2,068)	(508)	(2,576)
Acquisition of minority interest (note 3)		—	—	—	—	—	—	—	—	(1,297)	(1,297)
Dilution of interest in consolidated subsidiary and others		—	—	—	(480)	—	—	—	(480)	574	94

Balance at December 31, 2008	1,366	9,269	(5,800)	20,575	30,403	(1,466)	1,488	729	55,198	4,032	59,230

(1)	Excludes treasury shares
(2)	Includes 12 million treasury shares

The accompanying notes are an integral part of these consolidated financial statements

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2006	2007	2008
Operating activities:
Net income	6,106	11,850	10,439
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation and impairment	2,324	4,570	6,100
Interest expense	1,124	1,839	2,044
Income tax expense	938	3,038	1,098
Net realizable value and onerous supply contract	333	45	3,451
Labor agreement and separation plans	—	—	2,577
Litigation provisions	(64)	135	595
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(1,063)	(1,681)	(478)
Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(128)	548	2,139
Inventories	(584)	(690)	(7,724)
Trade accounts payable	854	565	(2,485)
Other working capital movements	(768)	370	(946)
Interest paid and received	(867)	(1,494)	(1,943)
Taxes paid	(1,083)	(2,563)	(2,724)
Cash received from settlement of hedges not recognized in the statement of income	—	—	2,509

Net cash provided by operating activities	7,122	16,532	14,652

Investing activities:
Purchase of property, plant and equipment	(2,935)	(5,448)	(5,531)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired of 4,599, 24, and 103 respectively	(5,842)	(6,052)	(6,201)
Investments in associates and joint ventures accounted for under equity method	—	(1,196)	(3,114)
Disposals of financial fixed assets	—	979	2,226
Other investing activities (net)	201	(192)	192

Net cash used in investing activities	(8,576)	(11,909)	(12,428)

Financing activities:
Proceeds from short-term debt	959	5,848	7,121
Proceeds from long-term debt, net of debt issuance costs	29,910	3,034	14,599
Payments of short-term debt	(5,906)	(1,126)	(11,720)
Payments of long-term debt	(18,820)	(6,321)	(5,127)
Purchase of treasury stock	—	(2,553)	(4,440)
Sale of treasury stock for stock option exercises	8	55	68
Dividends paid (includes 138, 443 and 508 of dividends paid to minority shareholders in 2006, 2007 and 2008, respectively)	(660)	(2,269)	(2,576)
Other financing activities (net)	(46)	(85)	(57)

Net cash provided by (used in) financing activities	5,445	(3,417)	(2,132)

Effect of exchange rate changes on cash	(6)	634	(376)

Net increase (decrease) in cash and cash equivalents	3,985	1,840	(284)
Cash and cash equivalents:
At the beginning of the year	2,035	6,020	7,860

At the end of the year	6,020	7,860	7,576

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal”, or “Mittal Steel”, or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets and derivative financial instruments, which are measured at fair value, and inventories which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Adoption of new IFRS standards and interpretations applicable in 2008

The following new standards, amendments to standards or interpretations were adopted by the Company on January 1, 2008:

•	IFRIC 11 “IFRS 2 – Group and Treasury Shares Transactions”

•	IFRIC 12 “Service Concession Arrangements”

•	IFRIC 14 “IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction”

The effects from the adoption of these standards for the year ended December 31, 2008 were not material to the consolidated financial statements.

New IFRS standards and interpretations applicable from 2009 onward

IFRS 1 (revised) — First Time Adoption of International Financial Reporting Standards and IAS 27 (revised)—Consolidated and Separate Financial Statements

In May 2008, the IASB issued revisions to IFRS 1, “First Time Adoption of International Financial Reporting Standards” and International Accounting Standard (“IAS”) 27, “Consolidated and Separate Financial Statements”. The revisions allow first-time adopters to use a deemed cost of either fair value or the carrying amount under a previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendments also remove the definition of the cost method from IAS 27 and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The revisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009 and the revisions of IAS 27 are effective for annual periods beginning on or after July 1, 2009. The Company does not expect that the revisions to the standards will have a significant impact on its financial statements.

IFRS 2—Share-based Payment

In January 2008, the IASB issued revisions to IFRS 2, “Share-based Payment”. The amended standard clarified the terms “vesting conditions” and “cancellations”. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, either by the entity or by other parties, should receive the same accounting treatment. The amendment is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. As the Company was already applying IFRS 2 as amended, it believes that adoption will not impact its financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

IFRS 3 (revised)—Business Combinations and IAS 27 (revised)—Consolidated and Separate Financial Statements

In January 2008, the IASB issued revisions to IFRS 3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements” which are effective for any transactions with acquisition dates that are on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Among other changes, the revisions will require the acquirer to expense direct acquisition costs as incurred; to revalue to fair value any pre-existing ownership in an acquired company at the date on which the Company takes control, and record the resulting gain or loss in net income; to record in net income adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the Company’s interest but do not affect control; to revalue upon divesting control any retained shareholding in the divested company at fair value and record the resulting gain or loss in net income; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. Earlier application is permitted. The Company is in the process of assessing whether there will be any material changes to its financial statements upon their adoption.

IFRS 8—Operating Segments

In November 2006, the IASB issued IFRS 8, “Operating Segments”, which specifies how an entity should report information about its operating segments in annual financial statements, and amends IAS 34, “Interim Financial Reporting”, to require an entity to report selected information about its operating segments in interim financial reports. This statement defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. This statement also outlines the requirements for related disclosures about products and services, geographical areas, and major customers and is effective for annual periods beginning on or after January 1, 2009. The Company believes that the adoption of IFRS 8 will not have a significant impact on its financial statements disclosures.

IAS 1 (revised)—Presentation of Financial Statements

In September 2007, the IASB issued a revised IAS 1 “Presentation of Financial Statements”. The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring non-owner changes in equity to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the statement of income and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as of the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Company will apply the revised standard on its effective date which is for annual periods beginning on or after January 1, 2009.

IAS 23—Borrowing Costs

In March 2007, the IASB issued a number of amendments to IAS 23 “Borrowing Costs”. The amendments require that borrowing costs relating to the acquisition, construction or production of a qualifying asset be capitalized as part of the cost of the asset. All other borrowing costs should be expensed as incurred. The revised standard is effective for annual periods beginning on or after January 1, 2009, with early application permitted. Retrospective application is not required. As the Company is already in compliance with the revised standard, it believes that its adoption will have no impact on its financial statements.

The definition of borrowing costs has also been amended during the IASB’s annual improvements project published in May 2008. The amended definition states that interest expense must be calculated using the effective interest method defined in IAS 39, “Financial Instruments: Recognition and Measurement”. This eliminates the inconsistency of terms between IAS 39 and IAS 23. The Company will apply the amended IAS 23 prospectively to the capitalization of borrowing costs on qualifying assets from January 1, 2009.

IAS 27 (revised)—Consolidated and Separate Financial Statements

In January 2008, the IASB issued revisions to IAS 27, “Consolidated and Separate Financial Statements”. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The revised standard is effective for annual periods beginning on or after July 1, 2009 and should not be applied before that date unless it also applies IFRS 3 (revised) as discussed previously. The Company is in the process of assessing whether there will be any significant changes to its financial statements upon the adoption of the revised standard.

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

IAS 39 (revised)—Financial Instruments: Recognition and Measurement

On July 30, 2008, the IASB published amendments to IAS 39, “Financial Instruments: Recognition and Measurement”, to clarify two hedge accounting issues:

Inflation in a financial hedged item - Inflation may only be hedged if changes in inflation are a contractually specified portion of cash flows of a recognized financial instrument. However, the amendment clarifies that an entity may not designate an inflation component of issued or acquired fixed-rate debt in a fair value hedge because such a component is not separately identifiable and reliably measurable. The amendments also clarify that a risk-free or benchmark interest rate portion of the fair value of a fixed-rate financial instrument will normally be separately identifiable and reliably measurable and, therefore, may be hedged.

A one-sided risk in a hedged item - IAS 39 permits an entity to designate purchased options as a hedging instrument in a hedge of a financial or non-financial item. The amendments make clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and, therefore, an option designated in its entirety cannot be perfectly effective. The time value of a purchased option is not a component of the forecast transaction that impacts profit or loss. Therefore, if an entity designates an option in its entirety as a hedge of a one-sided risk arising from a forecast transaction, hedge ineffectiveness will arise. Alternatively, an entity may choose to exclude time value as permitted by IAS 39 to improve hedge effectiveness.

This amendment to IAS 39 is effective for annual periods beginning on or after July 1, 2009, with earlier application permitted, and must be applied retrospectively.

IAS 39 has also been amended during the IASB’s annual improvements project published in May 2008. This amendment clarifies that it is possible for there to be movements into and out of the fair value through net income when a derivative financial instrument commences or ceases to qualify as a hedging instrument in cash flow or a net investment hedge.

The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading was also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit taking is included in such a portfolio on initial recognition.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The current guidance on designating and documenting hedges states that a hedging instrument must involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes the example of a segment so that the guidance is consistent with IFRS 8, “Operating segments”, which requires disclosure for segments to be based on information reported to the chief operating decision-maker. After the amendment is effective, the hedge will continue to be reflected in the segment to which the hedged items relate (and information provided to the chief operating decision-maker), but the Company will not formally document and test this relationship.

When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) should be used.

These amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

Amendments to IFRS standards and interpretations as a result of the IASB’s annual improvement project applicable from 2009 onward

The following amendments are part of the IASB’s annual improvements project published in May 2008. Unless otherwise indicated below, the Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these amendments.

IFRS 5 (revised)—Non-current Assets Held for Sale and Discontinued Operations

The amendment clarifies that all of a subsidiary’s assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control. Relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to IFRS 1 states that these amendments are applied prospectively from the date of transition to IFRSs. The revised standard is effective for annual periods beginning on or after July 1, 2009.

IAS 16 (revised)—Property, Plant and Equipment and IAS 7 (revised)—Statement of Cash Flows

The amendment requires entities whose ordinary activities comprise renting and subsequently selling assets to present proceeds from the sale of those assets as revenue and to transfer the carrying amount of the asset to inventories when the asset becomes held for sale. A consequential amendment to IAS 7 states that cash flows arising from purchase, rental and sale of those assets are to be classified as cash flows from operating activities. The amendment is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IAS 19 (revised)—Employee Benefits

The amendment clarifies that a plan amendment that reduces benefits affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service results in negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

The definition of return on plan assets was amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

The revised standard is effective for annual periods beginning on or after January 1, 2009. The Company will apply the IAS 19 amendments prospectively from January 1, 2009.

IAS 20 (revised)—Accounting for Government Grants and Disclosure of Government Assistance

The benefit of a below market-rate government loan is measured as the difference between the carrying amount in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, and the proceeds received with the benefit accounted for in accordance with IAS 20. The amendment is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

IAS 28 (revised)—Investments in Associates

The amendment states that an investment in associate is treated as a single asset for the purposes of impairment testing. Any impairment loss should not be allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases.

Where an investment in associate is accounted for in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, only certain disclosure requirements of IAS 28 need to be made in addition to disclosures required by IAS 32, “Financial Instruments: Presentation” and IFRS 7, “Financial Instruments: Disclosures”. The amendment is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IAS 31 (revised)—Interests in Joint Ventures, IAS 32 (revised)—Financial Instruments: Presentation and IFRS 7(revised)— Financial Instruments: Disclosures

Where an investment in a joint venture is accounted for in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, only certain disclosure requirements of IAS 31 need to be made in addition to disclosures required by IAS 32, “Financial instruments: Presentation”, and IFRS 7, “Financial Instruments: Disclosures”. The amendment is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IAS 36 (revised)—Impairment of Assets

The amendment states that where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The revised standard is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IAS 38 (revised)—Intangible Assets

The amendment states that a prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The amendment also deletes the wording that states that there is ‘rarely, if ever’ support for use of a method that results in a lower rate of amortization than the straight-line method. The revised standard is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IAS 40 (revised)—Investment Property and IAS 16 (revised)—Property, Plant, and Equipment

Property that is under construction or development for future use as investment property is within the scope of IAS 40, “Investment Property”. Where the fair value model is applied, such property is, therefore, measured at fair value. However, where fair value of investment property under construction is not reliably measurable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable. The amendment is effective for annual periods beginning on or after January 1, 2009. The Company does not expect that the revised standards will have a significant impact on its financial statements.

IFRIC 15—Agreements for the Construction of Real Estate

On July 3, 2008, the International Financial Reporting Interpretations Committee, (the “IFRIC”) issued IFRIC 15, “Agreements for the Construction of Real Estate”. The interpretation addresses the accounting for revenue and associated expenses by units that undertake the construction of real estate directly or through subcontractors. The Company does not expect that this interpretation will have a significant impact on its financial statements. IFRIC 15 is effective for annual periods beginning on or after January 1, 2009.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

IFRIC 16—Hedges of a Net Investment in a Foreign Operation

On July 3, 2008, the IFRIC issued IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”. The interpretation provides guidance on net investment hedging, including which foreign currency risks qualify for hedge accounting and what amount can be designated, where within the group the hedging instrument can be held and what amount should be reclassified to net income when the hedged foreign operation is disposed. IFRIC 16 is effective for annual periods beginning on or after October 1, 2008. The Company does not expect that the revised standard will have a significant impact on its financial statements.

IFRIC 17—Distributions of Non-cash Assets to Owners

In November 2008, the IFRIC issued IFRIC 17, “Distributions of Non-cash Assets to Owners”, that clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. The dividend payable should be measured at the fair value of the net assets to be distributed. The entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss and the entity needs to provide additional disclosures if the net assets that are being held for distribution to owners meet the definition of a discontinued operation. This interpretation applies prospectively to pro rata distributions of non-cash assets except for common control transactions and is effective for annual periods beginning on or after July 1, 2009. Earlier application is permitted. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 17.

IFRIC 18—Transfers of Assets from Customers

In January 2009, the IFRIC issued IFRIC 18, “Transfers of Assets from Customers”, that provides guidance on the accounting for transfers of cash or items of property, plant and equipment by entities that receive such transfers from their customers. Agreements within the scope of this interpretation are agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. If the transferred item of property, plant and equipment meets the definition of an asset, the entity shall measure the cost of the asset received on initial recognition at its fair value and consequently the entity shall recognize revenue in accordance with IAS 18, “Revenue”. This interpretation applies prospectively to transfers of assets or cash from customers received on or after July 1, 2009. Earlier application is permitted provided the valuations and other information needed to apply the Interpretation to past transfers were obtained at the time those transfers occurred. The Company is in the process of assessing whether there will be any material changes to its financial statements upon the adoption of IFRIC 18.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date of acquisition which is considered to be the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist, when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions which are not Operating Subsidiaries. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Other investments are classified as available-for-sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are eliminated in full.

Minority interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the statement of income and within equity in the consolidated balance sheet.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Translation of financial statements denominated in foreign currency

The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal SA, OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas S.A. de C.V., ArcelorMittal Brazil, ArcelorMittal Galati S.A., and ArcelorMittal Temirtau, whose functional currency is the U.S. dollar. Following the merger of the flat and long operations in Brazil, the Company reviewed various indicators and concluded that the U.S. dollar represents most faithfully the economic effects of the merged entity operations.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the balance sheet date and the related transaction gains and losses are reported in the consolidated statement of income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in equity and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associate.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase accounting method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets (including previously unrecognized intangible assets), liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

When an acquisition is completed by a series of successive transactions, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. Interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at the date control is obtained. The excess of the cost over the fair value of the net assets acquired is recorded as goodwill or as a gain in the statement of income when the fair value of the asset acquired exceeds the cost. Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from minority shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded as goodwill or immediately as a gain in the statement of income when the difference is negative.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, various other deposits or required balance obligations related to letters of credit and credit arrangements, and escrow accounts created as a result of acquisitions.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recorded as gains in the statement of income.

ArcelorMittal has provided for all receivables over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable. Trade receivables between 60 days and 180 days are provided for based on estimated irrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method, which approximates FIFO. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight and shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution.

Goodwill and negative goodwill

Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over ArcelorMittal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed at the cash-generating unit level for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash-generating units are determined from the higher of fair value less cost to sell or value in use calculations, as described in the impairment of tangible and intangible assets. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed. On disposal of a subsidiary, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

ArcelorMittal has historically purchased certain steel assets involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of income.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties. Intangible assets are amortized on a straight-line basis over their estimated economic useful lives which typically are not to exceed five years.

Costs incurred on internally developed products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the statement of income in the period in which it is incurred.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment. Cost includes professional fees and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight line method over the useful lives of the related assets which are presented in the table below.

Asset Category	Useful Life Range

Land	Not depreciated

Buildings	10 to 50 years

Steel plant equipment	15 to 30 years

Auxiliary facilities	15 to 30 years

Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Property, plant and equipment used in mining activities is depreciated over its useful life or over the remaining life of the mine if shorter and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are depreciated on a unit of production basis.

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

Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which ArcelorMittal has the ability to exercise significant influence, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and impairment.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is any evidence that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment as being the difference between the value in use of the investment and its carrying value. The amount of any write-down is included in the overall income from investments in associated companies in the statement of income.

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

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life insurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses that exceed ten per cent of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets at the end of the prior year are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the effective number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it has a detailed formal plan which is without realistic possibility of withdrawal and the plan has been communicated to employees or their representatives.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the balance sheet date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the statement of income.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events and it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Provisions for restructuring relate to the estimated costs of initiated reorganizations that have been approved by the Group Management Board, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines or activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

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

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of income, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of income.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in equity. Amounts deferred in equity are recorded in the statement of income in the periods when the hedged item is recognized in the statement of income and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised the cumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the statement of income.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of income.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported as a separate component of equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.

Investments in privately held companies that are not considered equity method investments are carried at cost.

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are re-measured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statement of income is removed from equity and recognized in the statement of income.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is charged to the statement of income.

An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005 and amended by European Directive 2004/101/EC of October 27, 2004, are located primarily in Germany, Belgium, Spain, France, Poland, Romania, Czech Republic and Luxembourg. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded on the balance sheet at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the statement of income. If at the balance sheet date the Company is short of emission rights, it will record a provision through the statement of income.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the customer has accepted the ownership and risk and rewards of ownership of the goods, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Shipping and handling costs

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains and losses on foreign exchange contracts.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing income available to shareholders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

Stock option plan/share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

Segment reporting

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Africa, Asia and Commonwealth of Independent States (“AACIS”), Stainless Steel and ArcelorMittal Steel Solutions and Services.

These business segments are used as the primary format for segmental reporting. They include attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Segment liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent ArcelorMittal’s most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Segment liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical segments.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these financial statements are provided below.

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

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, the Company typically uses the “income method”. This method is based on the forecast of the expected future cash flows adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include: the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows (weighted average cost of capital); the assessment of the asset’s life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory, or economic barriers to entry.

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at depreciated replacement cost.

•

The fair value of pension and other post-employment benefits is determined separately for each plan using actuarial assumptions valid as of the acquisition date relating to the population of employees involved and the fair value of plan assets.

•	Inventories are estimated based on expected selling prices at the date of acquisition reduced by an estimate of selling expenses and a normal profit margin.

•	Adjustments to deferred tax assets and liabilities of the acquiree are recorded to reflect purchase price adjustments, other than goodwill.

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized immediately as a gain in the statement of income.

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 19 describes the total deferred tax assets recognized in the consolidated balance sheets and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have employee benefits such as pension plans and post-employment benefit plans (primarily post-employment health care). The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the balance sheet is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, health care cost trend rates, mortality rates, and retirement rates.

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

•

Healthcare cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term health care outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s statement of income only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 23 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

Environmental and Other Contingencies

ArcelorMittal is subject to changing and increasingly stringent environmental laws and regulations concerning air emissions, water discharges and waste disposal, as well as certain remediation activities that involve the clean-up of soil and groundwater. ArcelorMittal is currently engaged in the investigation and remediation of environmental contamination at a number of its facilities. Most of these are legacy obligations arising from acquisitions. ArcelorMittal recognizes a liability for environmental remediation when it is more likely than not that such remediation will be required and the amount can be estimated.

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of income. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of tangible and intangible assets including goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of income.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of income.

Goodwill is reviewed at the cash-generating unit level for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Use of estimates

The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS

Acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition.

Significant acquisitions made during the years ended December 31, 2006, 2007 and 2008 include:

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

Sicartsa

On April 20, 2007, ArcelorMittal acquired 100% of the outstanding common shares of Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V. (“Sicartsa”) from Grupo Villacero. Sicartsa is a Mexican fully integrated producer of long steel. The acquisition also includes Metave, a mini-mill, Sibasa and Camsa, two rolling-mills located in Mexico, as well as Border Steel, a mini-mill in the US. Finally, through the acquisition of Sicartsa, Sersiinsa, a 50% joint-venture between Sicartsa and ArcelorMittal Lázaro Cárdenas S.A. de C.V., is fully consolidated.

Sicartsa was acquired for a total cash consideration of 1,436 (1,427 net of 9 of cash acquired) consisting of 526 for its shares and 910 related to a debt assumption. The allocation of the total purchase price was preliminary at December 31, 2007. Iron ore mines were revalued by 138 and property, plant and equipment was stepped down by 138.

Following the finalization of the allocation of the purchase price of Sicartsa and Sersiinsa in 2008, total goodwill decreased from 274 to 153. Regarding Sicartsa, consideration paid was reduced by 75 and net assets acquired increased by 56. With respect to Sersiinsa, the acquisition of the 50% held by ArcelorMittal Lázaro Cárdenas S.A. de C.V. in Sersiinsa led to the recognition of

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

goodwill of 10 and an increase of 72 in retained earnings corresponding to the revaluation of previously held interests. The acquisition of Sicartsa and Sersiinsa resulted in the consolidation of total assets of 2,086 and total liabilities of 1,630.

Unicon

On April 4, 2008, the Company completed the acquisition of Unicon, Venezuela’s leading manufacturer of welded steel pipes for a total consideration of 350 (336 net of 14 of cash acquired). The allocation of the total purchase price is preliminary at December 31, 2008. Intangible assets were recognized for a total amount of 130 with respect to the valuation of trade mark and customer relationships. The acquisition of Unicon resulted in the consolidation of total assets of 591 and total liabilities of 413. The preliminary goodwill amounts to 158. The net result consolidated since acquisition date amounts to 16.

Russian coal mines

On April 10, 2008, the Company completed the acquisition from Severstal of three coal mines (Berezovskaya, Pervomayskaya and Anzherskoye) and associated assets located in the Kemerovo region in Russia for a total consideration of 720 (715 net of 5 of cash acquired) consisting of 272 for the shares and 448 related to a debt assumption. The allocation of the total purchase price is preliminary at December 31, 2008. The fair value of the mining reserves was stated at 365. The preliminary goodwill amounts to 143. The net result consolidated since acquisition date amounts to (14).

Bayou Steel

On July 31, 2008, ArcelorMittal completed the acquisition of Bayou Steel, LLC, a producer of structural steel products with facilities in LaPlace, Louisiana and Harriman, Tennessee (USA) for a total consideration of 509 (504 net of 5 of cash acquired). The allocation of the total purchase price is preliminary at December 31, 2008. The net result consolidated since acquisition date amounts to (14).

Mid Vol and Concept

On June 30, 2008, the Company completed the acquisition of Mid Vol Coal Group for a total consideration of 491 (453 net of 38 of cash acquired). On August 18, 2008, ArcelorMittal finalized the acquisition of Concept Group for a total consideration of 166 (152 net of 14 of cash acquired). These acquisitions operate coal mines in the states of West Virginia and Virginia (USA). The allocation of the total purchase price is preliminary at December 31, 2008. The acquisition of Mid Vol and Concept resulted in the consolidation of total assets of 1,217 and total liabilities of 718. The fair value of the mining reserves was 638 for Mid Vol and 185 for Concept. The acquired liabilities include 617 assigned to unfavorable selling contracts that are being amortized over the term of the associated contracts ranging from four months to two years. The preliminary goodwill is 54 for Mid Vol and 52 for Concept. The net result consolidated since acquisition date amounts to 41.

London Mining

On August 20, 2008, the Company acquired London Mining South America Limited, an iron ore mine located in the Serra Azul region in Brazil for a total consideration of 818 (813 net of 5 of cash acquired) consisting of 772 for the shares and 46 related to a debt assumption. The allocation of the total purchase price is preliminary at December 31, 2008. The net result consolidated since acquisition date amounts to (9).

Koppers Monessen

On October 1, 2008, the Company completed the acquisition of the Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania (USA) and owned by Koppers Inc., for a total consideration of 170 (169 net of 1 of cash acquired). The allocation of the total purchase price is preliminary at December 31, 2008. The net result consolidated since acquisition date amounts to (16).

Acquisitions of minority interests

The Company acquired significant minority interests in 2007 and 2008.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Arcelor Brasil S.A.

As a result of the acquisition of Arcelor, the Company made a mandatory tender offer to acquire all of the outstanding shares in Arcelor Brasil S.A. (“Arcelor Brasil”), subsequently renamed ArcelorMittal Brasil, not previously owned by Arcelor or any other affiliate of ArcelorMittal.

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

Arcelor

On November 13, 2007, as a result of the legal merger between the former ArcelorMittal and Arcelor, the 5.76% remaining minority interests in Arcelor were cancelled. The transaction was recorded as if ArcelorMittal had been the acquirer. Total consideration was 3,204 (44 million, including 12 million treasury shares, with shares of the former ArcelorMittal valued at $72.65 per share) and resulting goodwill was 612.

ArcelorMittal Poland

On July 20, 2007, ArcelorMittal announced that it had reached an agreement with the Polish government to acquire an additional 25.2% of the outstanding shares in ArcelorMittal Poland, which were previously held by the Polish state and treasury ministry. The additional consideration was 181. These shares were accounted for as an acquisition in 2004 in conjunction with the acquisition of a controlling interest in ArcelorMittal Poland as there was an irrevocable commitment to transfer operational and economic control of these remaining shares to the Company.

ArcelorMittal Kryviy Rih

The Company’s ownership in ArcelorMittal Kryviy Rih increased from 93.77% in 2006 to 94.66% in 2007 and 95.02% in 2008. In 2008, the reduction in minority interest is 18 and the resulting goodwill amounts to 38. In 2007, the reduction in minority interest was 49 and the resulting goodwill amounted to 5.

ArcelorMittal Inox Brasil

On April 4, 2008 the Company completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the squeeze out, the Company’s stake increased from 57.4% to 100% for a total consideration of 1,757. The transaction resulted in a reduction in minority interest of 863 and goodwill of 894.

Acindar

On November 20, 2008 the Company completed the delisting offer to acquire all of the remaining outstanding shares of Acindar Industria Argentina de Aceros S.A. Following the squeeze out, the Company acquired a 35% stake for a total consideration of 564. The transaction resulted in a reduction in minority interest of 321 and goodwill of 243.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions and the acquisition of minority interests:

	2006	2007
	Arcelor	Sicartsa(2)	Acquisition of minority interests	Others(1)(3)
Current assets	22,354	558	—	612
Property, plant & equipment	34,124	1,411	—	134
Other assets	8,810	117	—	2

Total assets acquired	65,288	2,086	—	748

Current liabilities	16,178	914	—	561
Long-term loan	8,910	548	—	37
Other long-term liabilities	6,521	20	—	8
Deferred tax liabilities	5,275	148	—	6
Minority interest	3,464	—	2,809	—

Total liabilities assumed	40,348	1,630	2,809	612

Total net assets	24,940	456	2,809	136

Minority interest	1,761	—	2,591	20

Net assets acquired	23,179	456	5,400	116

Fair value of shares issued	23,240	—	4,917	—

Cash paid, net	5,841	1,352	4,401	224
Debt repayment	—	(910)	—	—

Equity investment	—	95	—	—

Purchase price, net	29,081	537	9,318	224

Revaluation of interests previously held	—	72	—	—

Goodwill	5,902	153	3,918	108

	2008
	Russian coal mines(3)	Mid Vol & Concept(3)	Unicon(3)	London Mining(3)	Koppers Monessen(3)	Bayou Steel(3)	Acquisition of minority interests		Others(3)
Current assets	145	44	280	27	25	202	—		287
Property, plant & equipment	716	908	181	818	109	211	—		240
Other assets	26	265	130	—	47	84	—		47

Total assets acquired	887	1,217	591	845	181	497	—		574

Current liabilities	179	349	255	54	8	45	—		184
Long-term loan	449	—	78	15	—	2	—		138
Other long-term liabilities	91	312	6	2	4	10	—		8
Deferred tax liabilities	44	57	68	7	—	93	—		1
Minority interest	—	—	6	—	—	—	1,365		—

Total liabilities assumed	763	718	413	78	12	150	1,365		331

Total net assets	124	499	178	767	169	347	1,365		243

Minority interest	—	—	—	—	—	—	—		38

Net assets acquired	124	499	178	767	169	347	1,365		205

Fair value of shares issued	—	—	—	—	—	—	—		—

Cash paid, net	715	605	336	813	169	504	2,648		411
Debt repayment	(448)	—	—	(46)	—	—	—		(117)
Debt outstanding on acquisition	—	—	—	—	—	—	—		105

Purchase price, net	267	605	336	767	169	504	2,648		399

Goodwill	143	106	158	—	—	157	1,283	(4)	194

1	Historical IFRS information as of the date of acquisition was not available for the acquired entities.
2	During 2008, the Company finalized the purchase price allocation for Sicartsa.
3	Based on a preliminary purchase price allocation, which is subject to change.
4	Includes negative goodwill of 17.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The total purchase price for the significant acquisitions consists of the following:

	2006	2007	2008
	Arcelor	Sicartsa	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel
Cash paid to stockholders, gross	10,247	1,359	719	655	349	814	170	509
Transaction related fees	188	2	1	2	1	4	—	—
Shares issued	23,240	—	—	—	—	—	—	—

Total purchase price	33,675	1,361	720	657	350	818	170	509
Debt assumed		(910)	(448)	—	—	(46)	—	—
Cash acquired	(4,594)	(9)	(5)	(52)	(14)	(5)	(1)	(5)
Equity investments acquired	—	95	—	—	—	—	—	—

Total purchase price, net	29,081	537	267	605	336	767	169	504

The preliminary fair value adjustments for acquisitions made in 2008 are as follows:

	Historical IFRS information	Preliminary fair value adjustments	Preliminary allocation of purchase price
Current assets	996	14	1,010
Property, plant & equipment	988	2,195	3,183
Other assets	68	531	599

Total assets acquired	2,052	2,740	4,792

Current liabilities	809	265	1,074
Long-term loan	712	(30)	682
Other long-term liabilities	34	399	433
Deferred tax liabilities	43	227	270
Minority interest	6	—	6

Total liabilities assumed	1,604	861	2,465

Total net assets	448	1,879	2,327

Pro Forma Results

The following pro forma financial information presents the results of operations of ArcelorMittal for 2008 as if all acquisitions had occurred as of the beginning of the periods presented. The 2007 pro forma information includes the results of operations of Sicartsa on the same basis. The 2006 pro forma information includes the results of operations of Arcelor on the same basis. The pro forma financial information is not necessarily indicative of what consolidated results of operations would have been had the acquisitions been completed at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	Unaudited Pro Forma for the year ended December 31,
	2006	2007	2008
Sales	88,576	105,456	125,614
Net income	7,994	10,372	9,500
Per share amounts
Basic earnings per common share	5.78	7.14	6.87
Diluted earnings per common share	5.78	7.13	6.85

NOTE 4: ASSETS AND LIABILITIES HELD FOR SALE

On February 20, 2007, the U.S. Department of Justice (“the DOJ”) informed the Company that the DOJ had selected the Sparrows Point (Flat Carbon Americas) steel mill located near Baltimore, Maryland for divestiture under a consent decree filed by the DOJ in August 2006. As a consequence, the assets and liabilities of Sparrows Point were classified as held for sale as of December 31, 2007. The DOJ appointed a trustee to handle the sale process. On March 26, 2008, ArcelorMittal confirmed that the Court-appointed divestiture trustee had entered into an agreement to sell Sparrows Point to OAO Severstal for total consideration of 810. The disposal was completed during the second quarter of 2008 and resulted in a loss of 207 (of which 200 was recorded as impairment loss).

On August 30, 2007 the Company acquired a 76.9% stake in the German gas distribution company Saar Ferngas AG for total consideration of 542. As the result of a business combination in January 2009 under which the Company lost control of Saar Ferngas AG, the assets of this subsidiary were classified as held for sale.

	December 31,
	2007	2008
Assets classified as held for sale:
Property, plant and equipment	670	417
Trade and other receivables	127	201
Inventories	470	—
Other assets	29	292

Total	1,296	910

	December 31,
	2007	2008
Liabilities classified as held for sale:
Trade and other payables	173	271
Other liabilities	93	99

Total	266	370

NOTE 5: TRADE ACCOUNTS RECEIVABLE AND OTHER

Total trade receivables (net of allowances) held by ArcelorMittal amounted to 9,533 and 6,737 at December 31, 2007, and 2008, respectively.

Before accepting any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade receivables.

Included in ArcelorMittal’s trade receivable balance are debtors with a carrying amount of 6,866 and 5,125 as of December 31, 2007 and 2008, respectively, which were not past due at the reporting date.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The trade receivables balances are as follows as of December 31, 2007 and 2008:

	2007	2008
Gross amount	9,950	7,108
Allowance for doubtful accounts	(417)	(371)

Total	9,533	6,737

Exposure to Credit risk by business segment

The maximum exposure to credit risk for trade receivables at the reporting date by segment is:

	2007	2008
Flat Carbon Americas	1,018	543
Flat Carbon Europe	1,866	1,330
Long Carbon Americas and Europe	2,210	1,777
ArcelorMittal Steel Solutions and Services	2,378	1,914
AACIS and Stainless Steel	964	959
Others activities	1,097	214

Total	9,533	6,737

Exposure to credit risk by geography

The maximum exposure to credit risk for trade receivables at the reporting date by geographical area is:

	2007	2008
Europe	5,876	4,280
North America	1,562	909
South America	1,151	884
Africa, Asia and CIS	563	542
Middle East	381	122

Total	9,533	6,737

Aging of trade receivables

The aging of trade receivables is as follows:

	2007		2008
	Gross	Allowance	Gross	Allowance
Not past due	6,866	(98)	5,125	(50)
Past due 0-30 days	1,995	(55)	1,159	(50)
Past due 31-120 days	695	(37)	552	(181)
More than 120 days	394	(227)	272	(90)

Total	9,950	(417)	7,108	(371)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The movement in the allowance for doubtful accounts in respect of trade receivables during the year is as follows:

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
241	241	(238)	184	428

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
428	14	(75)	50	417

Balance at December 31, 2007	Additions	Deductions/ Releases	Others	Balance at December 31, 2008
417	68	(81)	(33)	371

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 6: INVENTORIES

Inventory, net of allowance for slow-moving, excess of cost over net realizable value or obsolete inventory, of 799 and 3,519 as of December 31, 2007 and 2008, respectively, is comprised of the following:

	December 31,
	2007	2008
Finished products	8,108	7,788
Production in process	4,582	4,501
Raw materials	6,739	9,771
Manufacturing supplies, spare parts and other	2,321	2,681

Total	21,750	24,741

The amount of inventory pledged as collateral was 217 and 352 as of December 31, 2007 and 2008 respectively.

The movement in the allowance for slow-moving, excess of cost over net realizable value or obsolete inventory is as follows:

Balance at December 31, 2005	Additions	Deductions/ Releases	Others	Balance at December 31, 2006
269	473	(140)	—	602

Balance at December 31, 2006	Additions	Deductions/ Releases	Others	Balance at December 31, 2007
602	483	(407)	121	799

Balance at December 31, 2007	Additions	Deductions/ Releases	Others	Balance at December 31, 2008
799	3,049	(303)	(26)	3,519

The cost of inventories recognized as an expense during the period was 43,455 and 42,433 in 2007 and 2008, respectively. The amount of write-down of inventories to net realizable value recognized as an expense within cost of sales in the statement of income is 483 and 3,049 in 2007 and 2008, respectively, and has been reduced by 407 and 303 for the reversal of such write downs in 2007 and 2008, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

The other current assets consist of advance payments to taxing and other public authorities (including value added tax (“VAT”)), positive fair values of derivative financial instruments, advances to employees, prepayments, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2007	2008
VAT recoverable short-term	1,312	1,758
Income tax receivable	504	837
Other	2,828	1,844

Total	4,644	4,439

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisition	Concessions, patents and licenses	Favorable contracts	Other	Total

Cost
At December 31, 2006	7,574	488	983	2,508	11,553
Acquisitions	4,300	26	—	17	4,343
Disposals	—	(23)	—	(1)	(24)
Foreign exchange differences	1,092	51	44	174	1,361
Transfers and other movements	—	127	(4)	(815)	(692)

At December 31, 2007	12,966	669	1,023	1,883	16,541
Acquisitions	2,058	147	76	17	2,298
Disposals	—	(66)	—	(270)	(336)
Adjustment on allocation of purchase price	(194)	—	—	65	(129)
Foreign exchange differences	(482)	(85)	(35)	(143)	(745)
Transfers and other movements	118	289	64	267	738

At December 31, 2008	14,466	954	1,128	1,819	18,367

Accumulated amortization and impairment losses
At December 31, 2006	—	120	280	113	513
Disposals	—	(17)	—	—	(17)
Impairment and reduction of goodwill	303	—	—	—	303
Amortization charge	—	82	332	184	598
Foreign exchange differences	—	35	22	56	113

At December 31, 2007	303	220	634	353	1,510
Disposals	—	(63)	—	(268)	(331)
Impairment and reduction of goodwill	560	—	—	—	560
Amortization charge	—	100	260	223	583
Foreign exchange differences	(26)	(62)	(30)	(27)	(145)
Transfers and other movements	—	33	44	(6)	71

At December 31, 2008	837	228	908	275	2,248

Carrying amount
At December 31, 2007	12,663	449	389	1,530	15,031

At December 31, 2008	13,629	726	220	1,544	16,119

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Goodwill acquired in business combinations and acquisitions of minority interests are as follows:

	Net value December 31, 2006	Acquisitions (including minority interests)	Exchange rate differences and other movements	Impairment and other reductions	Adjustment on allocation of purchase price	Net value December 31, 2007
Flat Carbon Europe	2,240	400	319	(34)	—	2,925
Flat Carbon Americas	1,048	2,372	336	(220)	—	3,536
Long Carbon Europe	1,030	102	120	—	—	1,252
Long Carbon Americas	426	1,163	128	(43)	—	1,674
AACIS	1,384	10	6	—	—	1,400
Stainless(1)	740	92	96	(2)	—	926
Steel Solutions and Services	694	161	82	(4)	—	933
Others	12	—	5	—	—	17

TOTAL	7,574	4,300	1,092	(303)	—	12,663

	Net value December 31, 2007	Acquisitions (including minority interests)	Exchange rate differences and other movements	Impairment and other reductions	Adjustment on allocation of purchase price	Net value December 31, 2008
Flat Carbon Europe(2)	2,925	70	(51)	(248)	—	2,696
Flat Carbon Americas(2)	3,536	122	189	(17)	—	3,830
Long Carbon Europe	1,252	—	(13)	(2)	—	1,237
Long Carbon Americas(2)	1,674	417	78	(292)	(131)	1,746
Pipes & Tubes(2)	—	158	—	—	—	158
AACIS(2)	1,400	181	(90)	—	—	1,491
Stainless(1)	926	902	(280)	—	(63)	1,485
Steel Solutions and Services(2)	933	205	(151)	(1)	—	986
Others	17	3	(20)	—	—	—

TOTAL	12,663	2,058	(338)	(560)	(194)	13,629

(1)	Includes Acesita, with a net value of 257 as of December 31, 2007 and December 31, 2008
(2)	Subject to change upon finalization of purchase price allocation

The allocation by segment and operating unit has been aligned with the cash-generating unit (“CGU”) defined for impairment testing purposes.

Goodwill is reviewed at the cash-generating unit level for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from the higher of fair value less cost to sell or value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

During 2007 and 2008, the Company recorded an impairment of goodwill of 43 and 131 and reduction of goodwill of 260 and 429, respectively. The reduction of goodwill is due to the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting because they did not satisfy the criteria for separate recognition when the business combination was initially accounted for. These amounts have been included within cost of sales in the statement of income.

The Company’s weighted average discount rate used for the valuation of the main cash generating units (“CGU”) were 14.1% and 15.0% for the years ended December 31, 2007 and 2008, respectively.

As a part of its annual impairment test procedures, the Company did not record an impairment expense for the CGUs above. In addition, the Company assessed the sensitivity of the estimated recoverable amounts to an independent change of one point in either the discount rate or the perpetual growth rate as of December 31, 2008. An increase in one percentage point in discount rate as well as a decrease in one percentage point in the perpetual growth assumption would have not resulted in any material additional goodwill impairment.

Research and development costs are expensed and included in selling, general and administrative expenses within the statement of income. These costs amounted to 96, 214 and 295 for the years ended December 31, 2006, 2007, and 2008, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2006	14,344	44,169	4,460	62,973
Additions	440	1,964	3,044	5,448
Acquisitions through business combinations	499	896	88	1,483
Foreign exchange differences	2,403	7,096	245	9,744
Disposals	(174)	(1,030)	(22)	(1,226)
Other movements	1,658	2,005	(4,036)	(373)

At December 31, 2007	19,170	55,100	3,779	78,049
Additions	350	1,771	3,410	5,531
Acquisitions through business combinations	2,385	719	79	3,183
Foreign exchange differences	(2,451)	(6,381)	(321)	(9,153)
Disposals	(150)	(873)	(39)	(1,062)
Other movements	412	3,158	(2,875)	695

At December 31, 2008	19,716	53,494	4,033	77,243

Accumulated depreciation and impairment
At December 31, 2006	1,878	6,514	8	8,400
Depreciation charge for the year	567	3,235	5	3,807
Impairment	3	178	12	193
Disposals	(42)	(819)	—	(861)
Foreign exchange differences	884	3,919	43	4,846
Other movements	(38)	(272)	(20)	(330)

At December 31, 2007	3,252	12,755	48	16,055
Depreciation charge for the year	702	4,015	3	4,720
Impairment	101	387	11	499
Disposals	(73)	(773)	—	(846)
Foreign exchange differences	(854)	(3,598)	(12)	(4,464)
Other movements	46	484	(6)	524

At December 31, 2008	3,174	13,270	44	16,488

Carrying amount
At December 31, 2007	15,918	42,345	3,731	61,994

At December 31, 2008	16,542	40,224	3,989	60,755

Other movements represent mostly transfers between the categories.

During the period, the Company analyzed the recoverable amount of its manufacturing property, plant, and equipment. The recoverable amount of the relevant assets was determined on the basis of their value in use. As a result, the Company determined that the recoverable amount for certain of its property, plant, and equipment was less than its carrying amount. Accordingly, impairment loss of 41, 193, and 499 for the year ended December 31, 2006, 2007, and 2008, respectively, was recognized immediately as an expense as part of operating income in the statement of income.

The Company has pledged 671 and 580 in land and buildings as of December 31, 2007 and 2008, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 15.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 10: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures:

Investee	Location	Ownership % at December 31, 2008	Net asset value attributable to the Company at December 31, 2007	Net asset value attributable to the Company at December 31, 2008
DHS Group(1)	Germany	33.43%	1,598	1,262
China Oriental Group Company Ltd(2)	China	47.03%	644	1,187
Gestamp	Spain	35%	361	404
Gonvarri Industrial Consolidated	Spain	35%	423	376
Eregli Demir Ve Celik Fab.T.AS(3)	Turkey	24.99%	—	1,633
Macarthur Coal(4)	Australia	19.9%	—	515
Hunan Valin(5)	China	33.02%	442	780
Kalagadi Manganese (Propriety) Limited(6)	South Africa	50%	—	360
Other			2,419	1,995

Total			5,887	8,512

(1)

On December 15, 2008, the Company reduced its voting interest from 51.25% to 33.43%, corresponding to an economic interest of 30.08% for total consideration of 936 through the sale of shares to Struktur-Holding-Stahl GmbH & Co. (“SHS”) and Dillinger Hütte Saarstahl AG (“DHS”).

(2)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to raise eventually its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008, ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank and Deutsche Bank together with put option agreements. The Company has not derecognized the 17.4% stake as it retained the significant risks and rewards. As of December 31, 2008, the investment had a market value of 228.

(3)

On June 13, 2008, ArcelorMittal acquired 11.31% of Eregli Demir Ve Celik Fab.T.AS (“Erdemir”) shares for a total consideration of 869, increasing its stake to 24.99%. As of December 31, 2008, the investment had a market value of 766. In 2007 and the first five months of 2008, this investment had been classified as available-for-sale.

(4)

On May 21, 2008, ArcelorMittal acquired a 14.9% stake in Macarthur Coal Limited. On July 10, 2008, the Company increased its stake from 14.9% to 19.9%, following the acquisition of 10,607,830 shares from Talbot Group Holdings. The total acquisition price for Macarthur Coal is 812. As of December 31, 2008, the investment had a market value of 87.

(5)	Following additional purchases of shares in January 2008, the stake of the Company increased to 33.02%. As of December 31, 2008, the investment had a market value of 604 (1,058 in 2007).
(6)	On August 19, 2008, ArcelorMittal set up a joint venture partnership with Kalagadi Manganese and acquired a 50% stake for 432.

Summarized financial information, in the aggregate, for the associates and joint ventures is as follows:

	December 31,
	2006	2007	2008
Condensed statement of income data
Gross revenue	8,734	28,696	45,101
Net income	533	1,806	3,319
Condensed balance sheet data
Total assets	12,148	27,518	40,671
Total liabilities	6,797	14,551	21,181

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates. Based on this analysis, the Company concluded that no impairment was required.

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2007	2008
Available-for-sale securities (at fair value)	1,839	56
Erdemir	1,019	—
Others	820	56
Investments accounted for at cost	320	381

Total	2,159	437

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized result of 16, 569, and (78) for the years ended December 31, 2006, 2007, and 2008, respectively, net of income tax and minority interests. No impairment loss for available-for sale securities was recognized in 2006 or 2007. An impairment expense of 109 was recognized in 2008 because the Company determined that the market value decline for certain of its available-for-sale securities was either significant or prolonged.

The decrease in available-for-sale securities is mainly related to the reclassification of Erdemir shares to investments in associates on July 1, 2008 and to the disposal of certain of these available-for-sale securities.

NOTE 12: OTHER ASSETS

Other long-term receivables consist mainly of assets related to derivative financial instruments, value-added tax (“VAT”) receivable, loans, cash guarantees and deposits.

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING Bank N.V. and Deutsche Bank Aktiengesellschaft for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares has been paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements.

	December 31,
	2007	2008
Revaluation of derivative financial instruments	105	240
Assets in pension funds	419	491
Long-term VAT receivables	298	215
Collateral related to the put agreements on China Oriental	—	381
Other financial assets	775	773

Total	1,597	2,100

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 13: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, all of which are associates or joint ventures of the Company, were as follows:

	Year ended December 31,			December 31,
	2006	2007	2008	2007	2008
Transactions	Sales			Trade receivables
Macsteel Int’l Holding & Subsidiaries	1,084	941	729	45	25
I/N Kote	380	408	347	6	—
Polski Koks	376	445	632	81	31
Coils Lamiere Nastri (“CLN”) SPA	221	645	797	107	51
Gonvarri Industrial SA	207	275	553	1	25
WDI	205	175	106	3	—
Zaklad Przetworstwa	150	169	240	21	5
Stalprofil S.A.	105	111	111	13	9
Sorevco	72	—	—	—	—
Lamines Marchands Europeens SA	55	168	165	37	5
Borcelik Celik Sanayii Ticaret AS	52	214	315	39	—
Florin Centrum	50	47	64	7	6
Gouvauto SA	—	145	239	12	22
GTC	—	—	167	—	34
Berg Steel Pipe Corp	—	110	113	—	—
ArcelorMittal Gonvarri SSC Slovakia	—	92	121	12	1
Gestamp Servicios	—	71	70	7	3
Gonvarri Productos Siderurgicos SA	—	67	82	11	3
Bamesa Celik Servis Sanayii Ticaret AS	—	66	92	19	9
Hierras Aplanaciones SA	—	65	93	9	11
Gonvarri Brasil SA	—	62	314	22	13
Noury SA	—	50	62	5	3
Alcat SP	—	36	71	12	6
Consolidated Wire Industries Limited	—	36	52	4	1
Condesa Favril Sa	—	—	136	—	4
Noble(1)	—	—	113	—	21
Westfälische Drahtindustrie	—	—	94	—	1
Arcelor SSC Sverige AB	—	—	63	—	6
Glacier Trading Centre FZE	—	—	55	—	13
Other	890	369	415	94	65

Total	3,847	4,767	6,411	567	373

(1)

During 2008, the Company granted a long term loan to Noble International Ltd. (“Noble”) of 85. The outstanding balance payable by Noble as of December 31, 2008 is 86, for the principal and accrued interest.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	Year ended December 31,			December 31
	2006	2007	2008	2007	2008
Transactions	Purchases of raw material & others			Trade payables
Polski Koks	258	623	490	72	21
E.I.M.P	255	282	274	—	—
Forges et Acieries de Dillingen	186	330	129	56	41
I/N Tek (Tolling charges)	166	136	57	31	—
Mac Steel Int’l Holding & Subsidiaries	106	—	—	—	—
Peña Colorada	66	70	85	41	39
PCI Associates (Tolling Fees)	65	45	—	—	—
Eko Recycling GmbH	62	—	50	—	1
Borcelik Celik Sanyaii Ticaret AS	—	198	188	40	20
ArcelorMittal Gonvarri SSC Slovakia	—	64	1	8	4
ATIC Services	—	164	79	22	2
Dillinger Hütte Saarstahl AG	—	103	8	24	1
Cia Hispano Brasileira de Pelotizaçao SA	—	60	98	12	18
Macarthur Coal LTD	—	—	132	—	30
SOTEG	—	—	107	—	24
Noble	—	—	78	—	17
SOMEF	—	—	59	—	9
Arcelor Mittal Insurance Consultants SA	—	—	51	—	9
Other	576	333	505	140	106

Total	1,740	2,408	2,391	446	342

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 26 for disclosure of transactions with key management personnel.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The principal subsidiaries of the Company in 2008 were as follows:

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA Inc.	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc	ArcelorMittal Mines Canada	Canada

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	Arcelor Steel Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe SA	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange SA	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Hochfeld GmbH	ArcelorMittal Hochfeld	Germany
ArcelorMittal las Truchas, S.A. de C.V.	Sicartsa	Mexico
ArcelorMittal Madrid S.L.	ArcelorMittal Madrid	Spain
ArcelorMittal Montreal Inc	ArcelorMittal Montreal	Canada
ArcelorMittal Olaberría S.L.	ArcelorMittal Olaberría	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Ruhrort GmbH	ArcelorMittal Ruhrort	Germany
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium	AMSB	Belgium

Steel Solutions and Services
ArcelorMittal International Luxembourg SA	ArcelorMittal Luxembourg	Luxembourg

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 14: SHORT-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2007	2008
Short-term bank loans and other credit facilities	3,653	4,564
Current portion of long-term debt (note 15)	4,832	3,777
Revaluation of interest rate hedge instruments (note 16)	—	3
Current portion of lease obligations (note 15)	57	65

Total	8,542	8,409

Short-term debt includes short-term loans, overdrafts and commercial paper.

Commercial paper

The Company has a commercial paper program that was increased by €1 billion on March 26, 2008 enabling borrowings of up to €3 billion (4,175).

NOTE 15: LONG-TERM DEBT

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest Rate(1)	2007	2008
Corporate
$3.2 billion Credit Facility	2010	Floating	2.5%-3.2%	2,700	3,181
€17 billion Credit Facility	2011 – 2012	Floating	2.5%-5.7%	16,357	16,289
EBRD loans	2009 – 2015	Floating	3.3%-4.7%	216	304
Debenture loans	2009 – 2018	Fixed	3.4%-6.1%	2,917	4,809
Other loans	2009 – 2035	Floating	1%-5.5%	1,583	1,385
Other loans	2009 – 2015	Fixed	3.7%-6.4%	372	724

Total Corporate				24,145	26,692

Americas

Senior secured notes	2014	Fixed	9.75%	420	420

Senior unsecured notes	2014	Fixed	6.5%	500	500

Asset acquisition loans	2009 – 2018	Fixed/Floating	4.5%-11.4%	813	836
Other loans	2009 – 2014	Fixed	5.75%-10%	101	376
Other loans	2009 – 2018	Floating	2% -21%	380	249

Total Americas				2,214	2,381

Europe, Asia & Africa

Other loans	2009 – 2010	Fixed	3.2% -16%	259	67
Other loans	2009 – 2010	Floating	3% - 23%	16	88

Total Europe, Asia & Africa				275	155

Total				26,634	29,228
Less current portion of long-term debt				4,832	3,777

Total long-term debt (excluding lease obligations)				21,802	25,451
Revaluation of interest rate hedge instruments (note 16)				18	—
Lease obligations(2)				265	216

Total long-term debt, net of current portion				22,085	25,667

(1)	Rates applicable to balances outstanding at December 31, 2008. The effective rate of the €17 billion Credit Facility amounts to 4.60% in 2008.
(2)	Net of current portion of 57 in 2007 and 65 in 2008.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Corporate

€17 billion Credit Facility

On January 30, 2006, the Company entered into a €5 billion credit agreement with a group of lenders to finance the cash portion of the offer for Arcelor along with related transaction costs (the “Initial Acquisition Facility”) and a €3.0 billion credit agreement to refinance the previous credit facility entered into during 2005 (the “Refinancing Facility”). On May 23, 2006, the Company entered into a €2.8 billion agreement with a group of lenders to finance the cash portion of the increased offer for Arcelor along with related transaction costs (the “Revised Acquisition Facility”).

On November 30, 2006, the Company entered into a €17 billion credit agreement, which is comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance the Company’s Refinancing Facility and Initial and Revised Acquisition Facilities and Arcelor’s €4.0 billion term loan facility and €3.0 billion revolving credit facility. All of these refinanced facilities were repaid and cancelled in December 2006. On October 30, 2007, the maturity of the €5 billion revolving credit facility was extended for one additional year, to November 30, 2012. On December 10, 2007, ArcelorMittal transferred the total credit facility to ArcelorMittal Finance. ArcelorMittal provided an unconditional guarantee securing the debt. On October 31, 2008, the total outstanding amount under this credit facility was transferred to ArcelorMittal.

$3.2 billion Credit Facility

On April 7, 2005, the Company and certain subsidiaries signed a five-year $3.2 billion credit facility, which is comprised of a $1.7 billion term loan and a $1.5 billion revolving credit facility, with a consortium of banks. On February 6, 2007, an amendment deed was signed to align the agreement with the €17 billion credit facility agreement discussed above. On December 10, 2007, this credit facility was transferred to ArcelorMittal Finance and on September 5, 2008 the total outstanding amount under this credit facility was transferred to ArcelorMittal.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company has entered into three separate agreements with the EBRD for on-lending to its subsidiaries as follows:

On November 18, 2002, as part of the acquisition of ArcelorMittal Galati, the Company entered into an agreement with the EBRD for capital expenditures and working capital requirements. The loan is guaranteed by the Company and certain of its subsidiaries. The outstanding amount as of December 31, 2007 and 2008 was 33 and 15, respectively.

On April 4, 2006, the Company signed a 200 loan agreement with the EBRD for on-lending to ArcelorMittal Kryviy Rih. The outstanding amount of the loan was 183 and 150 as of December 31, 2007 and 2008, respectively.

On June 15, 2007, the Company signed a 100 loan agreement with the EBRD for on-lending to ArcelorMittal Temirtau in order to finance the overall modernization of the coal mines operated by ArcelorMittal Temirtau in the region of Karaganda with the aim to bring them in line with international best practice in terms of productivity and health and safety. The outstanding amount under this agreement at December 31, 2007 and 2008 was nil and 100, respectively.

Debenture loans

During 2001, the former Usinor (renamed ArcelorMittal France) issued €600 million of loans in two tranches of €500 million on April 10 and €100 million on July 31. The loans are unsecured and unsubordinated and bear interest at 6.125% per annum due April 10, 2008. On April 10, 2008 the bond was repaid.

During 2003, ArcelorMittal Finance issued €600 million of loans in two tranches of €500 million on September 24 and €100 million on December 4. The loans are unsecured and unsubordinated and bear interest at 5.125% per annum due September 24, 2010.

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% per annum (issued at 101.97%) due July 15, 2014.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 4.625% per annum (issued at 99.195%) due November 7, 2014.

On December 10, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% per annum (issued at 100.00%) due December 10, 2009.

On May 27, 2008, the Company issued 3,000 principal amount of unsecured and unsubordinated fixed rated bonds in two tranches. The first tranche of 1,500 bears interest at 5.375% (issued at 99.722%) due June 2013 and the second tranche of 1,500 bears interest at 6.125% (issued at 99.571%) due June 2018.

Debenture loans denominated in euro represent a total amount of €1,300 million. Other debenture loans are denominated in U.S. dollars.

Other facilities

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million bilateral facility due 2012.

In 2007 and 2008, ArcelorMittal Finance entered into bilateral credit facilities totaling €950 million. Their proceeds may be used for general corporate purposes. During 2008, all these credit facilities were transferred to ArcelorMittal. All credit facilities remained unutilized at December 31, 2008.

On May 13, 2008, ArcelorMittal Finance entered into a liquidity facility through a loan that was pre-marketed to a group of relationship lenders totaling 4,000. This credit facility has remained unutilized and is fully available to ArcelorMittal. Their proceeds may be used for general corporate purposes.

On February 11, 2009, ArcelorMittal announced that it had secured commitments from banks for two forward start facilities totaling 4,800 (the “Forward Start Facilities”), subject to certain conditions. A 3,250 revolving credit facility in respect of these commitments was entered into on February 13, 2009. A forward start facility provides a borrower with a committed facility to refinance an existing facility (which is not amended and continues in force), and therefore certainty as to the availability of funds for that refinancing. If drawn, the Forward Start Facilities would effectively extend the maturities of the 4,800 principal amount of indebtedness to 2012 (from original maturity dates in 2009-2011).

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”).

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

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014 (the “Senior Unsecured Note”). The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the Senior Unsecured Notes. On July 22, 2005, ArcelorMittal USA repurchased 100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Asset Acquisition Loans

In May 2005, ArcelorMittal USA acquired a coke oven battery at one of its steel plants that was previously leased under a capital lease. The related loan amounted to 118 and 101 as of December 31, 2007 and 2008, respectively. Certain operating subsidiaries in Brazil entered into loans mainly with Banco Nacional de Desenvolvimento and Banco Bradesco S.A. for a total amount of 695 in order to finance expansion of capacity. Together the outstanding loan amount was 813 and 836 including accrued interest as of December 31, 2007 and 2008, respectively.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Inox Brasil SA, ArcelorMittal Brasil and Vega do Sul with different counterparties. On April 24, 2008, ArcelorMittal Brasil entered into a BRL 600 million loan agreement due 2010 and bearing a floating interest rate.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which 17% bearing fixed rates and 83% bearing floating interest rates.

Europe, Asia & Africa

ArcelorMittal Annaba had a 150 ten-year term loan agreement with the government of Algeria. The loan is guaranteed by ArcelorMittal and was repaid in full during the first quarter of 2007.

In 2007, the acquisition of Rongcheng included the assumption of 66 principal amount of borrowings maturing between 2008 and 2010 of which 40% bears fixed interest rates and 60% bears variable interest at rates based on 6 months LIBOR.

In 2007, the acquisition of Rozak included the assumption of 267 principal amount of borrowings maturing between 2008 and 2010 and bears interest at fixed interest rates.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with financial maintenance tests, including financial ratios and minimum levels of net worth. The Company is in compliance with the financial covenants contained within the (amended) agreements related to all of its borrowings.

Scheduled maturities of long-term debt including lease obligations at December 31, 2008 are as follows (without taking into consideration the Forward Start Facilities announced on February 11, 2009):

2009	3,842
2010	8,119
2011	3,928
2012	7,712
2013	1,871
Subsequent years	4,037

Total	29,509

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following table presents the structure of the Company’s short-term debt, long-term debt and cash in original currencies:

		In original currency as of December 31, 2008
	Total USD	EUR	USD	BRL	CAD	Other(in $)
Short-term debt and current portion of long-term debt	8,409	4,311	1,666	315	44	572
Long-term debt	25,667	9,332	11,673	1,428	66	360
Cash	7,587	3,173	1,546	460	6	1,424

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other currencies.

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments is:

	December 31, 2007		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	4,596	4,683	6,914	5,150
Instruments payable bearing interest at variable rates	22,360	22,315	22,595	17,709

NOTE 16: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates.

Cash and cash equivalents, restricted cash, short term investments and trade receivables are included in the “Loans and receivables” category, which is measured at amortized cost. Other current assets include derivative instruments of 303 and 560 as of December 31, 2007 and 2008, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 674 and 1,473 as of December 31, 2007 and 2008, respectively, which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

The Company’s short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees over the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the International Swaps and Derivatives Association agreements which allow netting in case of counter-party default).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The portfolio associated with derivative financial instruments as of December 31, 2007 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,311	4	4.31%	1,108	(16)	3.83%
Interest rate swaps- fixed rate variable/variable	—	—		143	(2)

Total interest rate instruments		4			(18)

Exchange rate instruments
Forward purchase of contracts	304	32		9,672	(218)
Forward sale of contracts	3,246	45		1,409	(16)
Exchange option purchases	8,720	111		—	—
Exchange options sales	—	—		5,682	(258)

Total exchange rate instruments		188			(492)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	199	20		82	(4)
Term contracts purchases	554	89		1,229	(151)
Options sale/ purchase	69	2		121	(9)

Total raw materials (base metal), freight, energy, emission rights		111			(164)

Total		303			(674)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments as of December 31, 2008 is as follows:

	Assets			Liabilities
	Notional amount	Fair value	Average Rate*	Notional amount	Fair value	Average Rate*
Interest rate swaps- fixed rate borrowings/ loans	1,320	42	4.11%	264	(3)	5.37%
Other interest rate instrument	135	—		—	—

Total interest rate instruments		42			(3)

Exchange rate instruments
Forward purchase of contracts	954	95		649	(131)
Forward sale of contracts	6	1		1,168	(106)
Currency swap purchases	2,888	36		7,468	(399)
Currency swap sales	6,672	243		6,239	(80)
Exchange option purchases	1,818	37		—	—
Exchange options sales	—	—		1,941	(33)

Total exchange rate instruments		412			(749)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	81	9		174	(79)
Term contracts purchases	197	50		1,342	(540)
Swaps using raw materials pricing index	10	—		35	(15)
Options sale/ purchase	144	47		282	(87)

Total raw materials (base metal), freight, energy, emission rights		106			(721)

Total		560			(1,473)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks in order to optimize its financial results. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either from the start or during the period of the loan. The Company and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Exchange rate risk

The Company is mainly exposed to changes in values arising from foreign exchange rate fluctuations of raw materials, energy and freight. Normally, the Company invoices its customers in the functional currency of its Operating Subsidiaries.

The Company uses forward purchases and sales of foreign currency, “plain vanilla” options, and foreign currency swaps to hedge foreign currency transactions at the majority of its subsidiaries. The Company also uses these instruments at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

The general policy of the Company is to hedge its exposure to exchange rate risk transactions. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorized by management, the Company may either hedge in anticipation of future transactions or not hedge transactional risks. To hedge the above exposure to exchange rate risk, the Company had 2.5 billion of short positions in forward contracts and option arrangements against other currencies as of December 31, 2008.

Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2007
	Carrying amount	Contractual Cash Flows	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds / notes over 100	(3,839)	(4,875)	(1,111)	(169)	(1,299)	(2,296)
Loans over 100	(20,216)	(22,476)	(6,454)	(4,158)	(11,864)	—
Trade and other payables	(13,991)	(13,991)	(13,991)	—	—	—
Other non-derivative financial liabilities	(7,903)	(9,074)	(2,890)	(923)	(3,923)	(1,338)

Total	(45,949)	(50,416)	(24,446)	(5,250)	(17,086)	(3,634)

Derivative financial liabilities
Interest rate instruments	(18)	(18)	(5)	(5)	(8)	—
Foreign exchange contracts	(492)	(492)	(426)	(35)	(31)	—
Other commodities contracts	(164)	(164)	(156)	(6)	(2)	—

Total	(674)	(674)	(587)	(46)	(41)	—

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2008
	Carrying amount	Contractual Cash Flows	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds / notes over 100	(5,730)	(7,722)	(477)	(1,458)	(3,966)	(1,821)
Loans over 100	(25,011)	(29,391)	(9,675)	(11,318)	(8,060)	(338)
Trade and other payables	(10,501)	(10,501)	(10,501)	—	—	—
Other non-derivative financial liabilities	(3,335)	(3,582)	(1,866)	(876)	(651)	(189)

Total	(44,577)	(51,196)	(22,519)	(13,652)	(12,677)	(2,348)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	(3)	—	—	—
Foreign exchange contracts	(750)	(750)	(461)	(97)	(192)	—
Other commodities contracts	(720)	(720)	(653)	(36)	(31)	—

Total	(1,473)	(1,473)	(1,117)	(133)	(223)	—

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2007
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(305)	(53)	(27)	(35)
Commodities and emission rights	(86)	(50)	(21)	(16)	1

Total	(506)	(355)	(74)	(43)	(34)

	December 31, 2008
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	15	—	1	—	—
Commodities	(310)	(156)	(24)	(83)	(47)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(174)	(25)	(102)	(67)	(53)

The following table presents the periods in which cash flows hedges are expected to impact the statement of income:

	December 31, 2007
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years
Forward exchange contracts	(420)	(102)	(79)	(74)	(165)
Commodities and emission rights	(86)	(38)	(30)	(21)	3

Total	(506)	(140)	(109)	(95)	(162)

	December 31, 2008
	(liabilities)	(expenses)/income
	Carrying amount	3 months and less	3- 6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	14	1	1	—	—
Commodities	(310)	(15)	(160)	(113)	(22)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(34)	(160)	(132)	(42)	(53)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Several forward exchange and options contracts have been unwound during 2008. The effective portion recorded in equity and amounting to 2,678 (at the year-end balance sheet rate) is expected to be recycled in the statement of income along with the recording of the hedged items as follows:

Year	Amount
2009	778
2010	716
2011	647
2012	537

Total	2,678

The ineffective portion amounted to 349 and has been recorded as operating income.

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, pewter and copper) and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material instruments are as follows:

	At December 31,
	2007	2008
Base metals, freight	(79)	(216)
Energy (oil, gas, electricity), emission rights	12	(399)

	(67)	(615)

Assets associated with raw materials, energy, freight and emission rights	91	106
Liabilities associated with raw materials, energy, freight and emission rights	(158)	(721)

Total	(67)	(615)

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2007 and 2008, the Company had a net notional position of 29 with a net fair value of 14 and a net notional position of 171 with a net fair value of (32), respectively.

Counterparty risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the cash pooling transaction must be approved by the treasury department. Counterparty risk related to customers, customer credit terms and receivables is discussed in note 5.

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies to which the Company is exposed. The sensitivity analysis does not include non-derivative foreign currency-denominated monetary items. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2007		December 31, 2008
	Income	Other equity	Income	Other equity
10% strengthening in U.S. dollar	129	933	288	(120)
10% weakening in U.S. dollar	(40)	(995)	(288)	120

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2007
	Variable rate instrument	Interest rate swaps/Forward rate agreements	Cash flow sensitivity (net)
100 bp increase	(179)	1	(178)
100 bp decrease	179	(1)	178

	December 31, 2008
	Variable rate instrument	Interest rate swaps/ Forward rate agreements	Cash flow sensitivity (net)
100 bp increase	(153)	(19)	(172)
100 bp decrease	153	20	173

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading as fair value through statement of income and those designated in hedge accounting relationships.

	December 31, 2007		December 31, 2008
	Income	Other equity cash flow hedging reserves	Income	Other equity cash flow hedging reserves
+10% in prices	41	112	31	42
-10% in prices	(41)	(112)	(31)	(42)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 17: EQUITY

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

In addition, new share capital was approved of €6.4 billion represented by 1,470 million shares without nominal value for a period ending on November 5, 2012. At the Extraordinary General Meeting held on May 13, 2008, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €644 million represented by 147 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. The new total authorized share capital is €7.1 billion represented by 1,617 million shares without nominal value. The issued corporate share capital is €6.3 billion (9,269) represented by approximately 1,449 million shares without nominal value of which approximately 1,422 million and 1,366 million shares were outstanding as of December 31, 2007 and 2008, respectively.

Employee Share Purchase Plan

In May 2008, the Company adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. The plan aims to strengthen the link between the Company and its employees and to align the interests of the Company employees and shareholders. The main features of the plan, which was approved by the annual general shareholders’ meeting held on May 13, 2008, are the following:

•

The plan was offered to 216,311 employees in 22 jurisdictions. The Company offered a maximum total number of 2,500,000 treasury shares (0.2% of issued shares). A total of 955,820 shares were subscribed, which are held in treasury for the employees. The implementation of the plan was split into two tranches (in September and November 2008). The subscription price for the first tranche was $57.05 and $21.71 for the second tranche, before discounts,

•

Pursuant to the plan, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (1) 200 shares and (2) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to eliminate fractional shares).

The purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price,” less a discount equal to:

a)	15% of the reference price for a purchase order not exceeding the lower of (1) 100 shares, and (2) the immediately lower whole number of shares corresponding to an investment of seven thousand five hundred U.S. dollars; and thereafter;

b)	10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (x) 200 shares, and (y) the immediately lower whole number of shares corresponding to an investment of fifteen thousand U.S. dollars.

Shares purchased under the plan are subject to a three-year lock-up period, except for the following exceptions: permanent disability of the employee, termination of the employee’s employment with the Company or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares (subject to compliance with the Company’s insider dealing regulations) or keep their shares and have them delivered to their personal securities account or make no election, in which case

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by the Company after the settlement date and they are entitled to vote their shares.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts, which are different from its consolidated accounts. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

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

On November 14, 2007, ArcelorMittal announced its Board of Directors had recommended increasing the Company’s base dividend by 20 cents from $1.30 to $1.50 per share. The policy reconfirms a mechanism that will allow ArcelorMittal to honor its commitment of returning 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on the annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of 10,368, ArcelorMittal would return a total of 3,068 to shareholders by paying a cash dividend of 2,068 and implementing a 1,000 share buy-back. This distribution policy was implemented as of January 1, 2008.

The dividend for 2008 amounted to 2,068 ($1.50 per share) and was paid quarterly ($0.375 cents per share) on March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008.

On February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the quarterly dividend payment to $0.1875 in 2009. The new quarterly dividend payments will take place on March 16, 2009, June 15, 2009, September 14, 2009 and December 14, 2009.

Treasury stock

On April 2, 2007, ArcelorMittal announced the start of a share buy-back program designed to achieve the 30% distribution pay-out commitment described above. This share buy-back program was completed on September 4, 2007 as the 590 was reached. ArcelorMittal purchased an aggregate of 9,513,960 Mittal Steel Class A common shares and ArcelorMittal shares under the program.

On June 12, 2007, ArcelorMittal announced the start of a share buy-back program for up to 27 million shares, for cancellation in due course. This share buy-back program was designed to offset the issuance of 27 million shares in connection with ArcelorMittal’s mandatory offer for ArcelorMittal Brasil. This share buy-back program was completed on December 13, 2007. The shares were repurchased at an average price of €50.15 ($72.39) per share and for a total amount of €1.4 billion (1,955).

On November 5, 2007, ArcelorMittal announced the start of a 1.0 billion share buy-back program valid for a period of 18 months or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to such period. This program was completed on February 19, 2008 with the acquisition of 14.6 million shares from Carlo Tassara International S.A. (“Carlo Tassara”) at a price of €46.60 ($68.70) per share for a total amount of €680 million (1,003). Carlo Tassara is controlled by the Zygmunt Lubicz-Zaleski Foundation. Mr. Romain Zaleski was a member of the ArcelorMittal Board of Directors at the time of this transaction.

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

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

During the year 2008, ArcelorMittal acquired approximately 43.8 million shares under the 44 million shares program for a total amount of 3,440 at an average price of $78.58 per share. Of this amount, 10.4 million shares were acquired on February 19, 2008 from Carlo Tassara at a price of €46.40 ($68.70) per share. In total, 25 million shares were acquired from Carlo Tassara.

As of December 31, 2008, ArcelorMittal had acquired approximately 43.9 million shares under the 44 million share buy-back program for a total amount of 3,449 at an average price of $78.56 per share.

As of December 31, 2008, ArcelorMittal owned 82,824,069 treasury shares.

Share Retention Agreements

ArcelorMittal Temirtau has entered into share retention agreements with the EBRD and the International Finance Corporation (“IFC”). Until the date on which the EBRD and IFC loans have been repaid in full, ArcelorMittal Temirtau’s holding company or its nominee shall not, unless EBRD and IFC otherwise agree in writing, transfer, assign, pledge, dispose or encumber 67% of its share holding in ArcelorMittal Temirtau.

The Company has pledged 40% of the outstanding shares of ArcelorMittal Galati to AVAS (the governmental body in Romania responsible for privatization) in relation to the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

The Company has entered into a share pledge agreement with APAPS for 1.4% of its share holding in ArcelorMittal Hunedoara’s share capital with respect to its commitment to pay the purchase price for ArcelorMittal Hunedoara. The Company has also entered into a share pledge agreement with APAPS for 58% of its share holding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004.

The Company is required to establish a registered pledge in favor of the State Treasury of Poland for the number of the Company’s shares of ArcelorMittal Poland, which is 100% owned by ArcelorMittal Holdings AG, which is in turn 100% owned by the Company, equal to the difference between: (i) the number of shares of ArcelorMittal Poland held by the Company and (ii) 50% of the shares of ArcelorMittal Poland plus one share. As a result, the number of the shares pledged equals to 124,828,159 shares, which constitutes about 46.8% of the shares of ArcelorMittal Poland.

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

On August 2 and December 11, 2007, ArcelorMittal granted 5,965,200 and 13,000 options, respectively, to a group of key employees at an exercise price of $64.30 and $74.535, respectively. The options expire on August 2, 2017, and on December 11, 2017, respectively.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted 7,255,950, 20,585 and 48,000 options, respectively, to a group of key employees at an exercise price of $82.57, $22.245 and $23.745, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

In addition, Arcelor had stock option plans (grants for 2003, 2004, 2005, 2006) with 1,346,160 options outstanding prior to step-two of the two-step merger.

        In connection with the merger of Arcelor and Mittal Steel, each Arcelor stock option was provided the right to purchase or subscribe, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 1,538,469 options to purchase common stock of ArcelorMittal, with an exercise price ranging from €8.46 ($11.78) to €30.13 ($41.93) per option.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

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

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2006	2007	2008
Exercise price per share	$33.76	$64.30 – 74.535	$82.57 –22.245 – 23.745
Dividend yield	1.45%	2.03%	1.82% – 6.74% – 6.32%
Expected annualized volatility	60%	142%	111% – 131% – 139%
Discount rate—bond equivalent yield	4.63%	4.91%	4.02% – 3.76% – 2.52%
Weighted average share price	$33.76	$64.30 – 74.535	$82.57 – 22.245 – 23.745
Expected life in years	6	6	6
Fair value of options (per share)	$30	$52	$62 – 13 – 15

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 28, 108 and 362 for each of the years ended December 31, 2006, 2007, and 2008, respectively.

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2006, 2007, and 2008:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2005	5,057,306	$2.26 – 28.75	22.92
Granted	3,999,223	33.76	33.76
Exercised	(523,304)	2.26 – 28.75	17.83
Cancelled	(4,000)	8.57 – 11.94	10.26
Forfeitures	(78,257)	33.76	33.76

Outstanding, December 31, 2006	8,450,968	2.26 – 33.76	28.27
Granted	5,978,200	64.30 – 74.535	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28

Outstanding, December 31, 2007	13,579,438	2.26 – 74.535	46.15
Granted	7,324,535	22.245 – 82.57	82.01
Exercised	(954,844)	2.26 – 64.30	31.88
Cancelled	(347,034)	2.26 – 82.57	51.28
Forfeitures	(43,629)	28.75 – 64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26 – 82.57	60.01

Exercisable, December 31, 2008	6,011,214	2.26 – 82.57	39.75
Exercisable, December 31, 2007	2,595,164	2.26 – 64.30	24.49
Exercisable, December 31, 2006	2,062,787	2.26 – 28.75	17.27

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2008:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
82.57	7,201,250	9.59	13,500
74.535	13,000	8.95	4,333
64.30	5,729,402	8.59	1,960,913
41.93	1,445,757	4.50	—
33.76	2,739,507	7.68	1,671,503
28.75	1,737,997	6.65	1,737,997
23.745	48,000	9.96	—
22.245	20,585	9.87	—
19.69	11,429	3.50	11,429
15.96	29,373	2.50	29,373
11.78	17,622	1.50	17,622
11.94	186,099	0.71	186,099
8.57	165,100	1.42	165,100
2.26	213,345	3.27	213,345

$2.26 – 82.57	19,558,466	8.15	6,011,214

For the purpose of calculating earnings per share, diluted weighted average common shares outstanding excludes 3 million, 5 million and 9 million potential common shares from stock options outstanding for the years ended December 31, 2006, 2007 and 2008, respectively, because such stock options are anti-dilutive.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 18: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
Recognized in profit and loss
Interest expense	(1,251)	(2,174)	(2,516)
Interest income	251	577	497
Net gain (loss) on derivative instruments	(11)	431	(177)
Net foreign exchange result and others	357	239	(156)

Total	(654)	(927)	(2,352)

Recognized in equity (Company share)
Net change in fair value of available for sale financial assets	16	569	(78)
Effective portion of changes in fair value of cash flow hedge	(16)	(336)	1,844
Foreign currency translation differences for foreign operations	826	3,220	(6,122)

Total	826	3,453	(4,356)

Interest expense includes interest on borrowings, interest cost on defined benefit obligations and bank fees. Interest on borrowings amounted to 1,124, 1,839 and 2,044 for the year ended December 31, 2006, 2007 and 2008, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 19: INCOME TAX

Income tax expense

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2006, 2007 and 2008, respectively, is summarized as follows:

	Year ended December 31,
	2006	2007	2008
Total current income tax expense	1,267	2,544	2,494
Total deferred tax expense (benefit)	(145)	494	(1,396)

Total income tax expense	1,122	3,038	1,098

The following table reconciles the income tax expense (benefit) to the statutory tax expense as calculated:

	Year ended December 31,
	2006	2007	2008
Net income:	5,247	10,368	9,399
Minority interest	859	1,482	1,040
Income from investments in associates and joint ventures	(301)	(985)	(1,653)
Income tax expense	1,122	3,038	1,098

Income before tax and income from investments in associates and joint ventures:	6,927	13,903	9,884

Tax at the domestic rates applicable to profits in the countries	1,669	3,926	1,392
Permanent items	56	(318)	(540)
Benefit arising from interest in partnership	(34)	(51)	(21)
Rate changes	6	(209)	(151)
Net change in measurement of deferred tax assets	(43)	103	(410)
Re-characterization of capital loss to ordinary loss	(211)	—	—
Benefit of tax holiday	(14)	(27)	(7)
Effects of foreign currency translation	(51)	(297)	728
Tax deduction	(42)	(105)	—
Tax credits	(41)	(14)	(95)
Other taxes	31	67	177
Others	(204)	(37)	25

Income tax expense	1,122	3,038	1,098

The 2008 permanent items of (540) result from deemed deductions on taxable income of (979), tax expense relating to interest recaptures of 184, tax expense of 177 relating to non-deductible provisions and tax expense of 78 relating to other permanent items. The 2007 permanent items of (318) result from deemed deductions on taxable income of (347), income tax expense of 98 on intercompany dividends and share transfers, and other taxable income of (69) relating to other permanent items.

The 2008 tax benefit from rate changes of (151) mainly results from the decrease of corporate income tax rates in Kazakhstan, Luxembourg, South-Africa and Russia. The 2007 tax benefit from rate changes of (209) results from the decrease of corporate income tax rates in Canada, Czech Republic, Germany and Morocco.

The 2008 net change in measurement of deferred tax assets of (410) primarily consists of a net tax benefit of 295 for recognition of acquired deferred tax assets and other net tax benefit of 115, mainly relating to recognized deferred tax assets for not acquired deferred tax assets, partly offset by non-recognition of deferred tax assets for losses of the year.

The 2007 net change in measurement of deferred tax assets of 103 primarily consists of a tax benefit of 260 for acquired deferred tax assets, a tax expense of 192 for unrecognized net operating losses relating to the legal merger of Arcelor and Mittal Steel and other net tax expense of 171, mainly relating to deferred tax assets not recognized for losses of the year.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

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

The effects of foreign currency translation of 297 and 728 at December 31, 2007 and 2008, respectively, pertain to certain entities with the US dollar as functional currency and the local currency for tax purposes.

The tax deduction of 42 in 2006 and 105 in 2007 relates to federal governmental incentives granted to CST in Brazil as part of a program to promote the development of the Brazilian northeast region.

The 2008 tax credits of 95 are mainly attributable to our Operating Subsidiaries in Spain. They relate to credits claimed on research and development, credits on investment and to tax sparing credits.

The 2006 tax credits of 41 are attributable to our Operating Subsidiaries in Spain. They relate to credits claimed on capital gain reinvested in fixed assets and research and development credit.

Other taxes include withholding taxes on dividends including Secondary Taxation on Companies (“STC”), which is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the STC tax in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,978 million and 3,015 million in 2008 and 2007, respectively, it would be subject to additional taxes of 271 million and 274 million, respectively. STC on dividends declared in 2008 and 2007 were 31 million and 67 million, respectively.

Others of (37) in 2007 consists of a tax expense of 110, due to a change in Mexican tax law, a tax expense of 92 for deferred tax liabilities recorded on investments, a tax benefit of 193 due to a release of tax liabilities following the finalization of tax audits, and other tax benefits of 46.

Tax agreements

Certain agreements relating to acquisitions and capital investments undertaken by the Company, provides reduced tax rates, or, in some cases exemption from income tax. Such arrangements expire over various fiscal years through 2014.

The net deferred tax benefit (expense) recorded directly to equity was 286 and (789) as of December 31, 2007 and 2008, respectively. The net current tax benefit (expense) recorded directly to equity was 119 and (67) as of December 31, 2007 and 2008, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2007	2008	2007	2008	2007	2008
Intangible assets	45	175	(665)	(1,211)	(620)	(1,036)
Property, plant and equipment	493	237	(10,027)	(9,775)	(9,534)	(9,538)
Inventories	287	554	(364)	(470)	(77)	84
Available-for-sale financial assets	—	—	(52)	(14)	(52)	(14)
Financial instruments	222	77	(62)	(67)	160	10
Other assets	172	98	(151)	(1,530)	21	(1,432)
Provisions	1,828	2,748	(446)	(574)	1,382	2,174
Other liabilities	651	884	(60)	(323)	591	561
Tax losses carried forward	1,659	3,164	—	—	1,659	3,164
Tax credits	214	424	—	—	214	424
Untaxed reserves	—	—	(42)	(41)	(42)	(41)

Deferred tax assets / (liabilities)	5,571	8,361	(11,869)	(14,005)	(6,298)	(5,644)

Deferred tax assets					1,629	751
Deferred tax liabilities					(7,927)	(6,395)

Deferred tax assets not recognized by the Company as of December 31, 2007 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	7,179	2,373	1,659	714
Tax credits	292	292	214	78
Other temporary differences	12,853	4,022	3,698	324

Total		6,687	5,571	1,116

Deferred tax assets not recognized by the Company as of December 31, 2008 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	11,370	3,557	3,164	393
Tax credits	719	719	424	295
Other temporary differences	15,915	5,018	4,773	245

Total		9,294	8,361	933

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 933 as of December 31, 2008 (1,116 as of December 31, 2007). As of December 31, 2008, most of these temporary differences relate to tax loss carry forwards attributable to our Operating Subsidiaries in Belgium, Brazil, Luxembourg, Mexico and the United States. The majority of unrecognized tax losses have no expiration date. The utilization of tax loss carry forwards is, however, restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

At December 31, 2008, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the total deferred tax assets of 751 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s Operating Subsidiaries to utilize the total deferred tax assets is approximately 2,540. For each of the years ended December 31, 2007 and 2008, these Operating Subsidiaries generated approximately 29% and 62%, respectively, of the Company’s income before tax of 14,888 and 11,537, respectively. Historically, the Company has been able to generate taxable income in sufficient amounts to permit it to utilize tax benefits associated with net operating loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

In 2007, ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. There was no material change to these liabilities as of December 31, 2008. Investments in our subsidiaries are not expected to reverse in the foreseeable future and therefore capital gains are not anticipated. The aggregate amount of deferred tax liabilities relating to investments in subsidiaries, branches and associates and investments that is not recognized is approximately 892.

Tax loss carry forward

At December 31, 2008, the Company had total estimated net tax loss carry forwards of 11,370.

Such amount includes net operating losses of 2,527 primarily related to Operating Subsidiaries in Canada, Mexico, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2009	17
2010	40
2011	85
2012	35
2013	17
Thereafter	2,333

Total	2,527

The remaining tax loss carry forwards of 8,843 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Luxembourg and Trinidad and Tobago.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 20: PROVISIONS

The movements by provision were as follows:

	Balance at December 31, 2006	Additions	Deductions / Releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2007
Environmental (see note 24)	827	134	(62)	4	(14)	889
Asset retirement obligations	169	19	(26)	6	8	176
Restructuring	209	394	(123)	80	5	565
Litigation (see note 24)	711	317	(182)	—	177	1,023
Commercial agreements and onerous contracts	56	96	(36)	—	18	134
Other [1]	637	450	(328)	28	26	813

	2,609	1,410	(757)	118	220	3,600

Short-term provisions	569					1,144
Long-term provisions	2,040					2,456

	2,609					3,600

	Balance at December 31, 2007	Additions	Deductions / Releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2008
Environmental (see note 24)	889	125	(146)	—	(99)	769
Asset retirement obligations	176	22	(3)	71	12	278
Restructuring	565	215	(117)	8	(105)	566
Voluntary separation plans	—	945	—	—	(10)	935
Litigation (see note 24)	1,023	847	(252)	66	(83)	1,601
Commercial agreements and onerous contracts	134	743	(29)	12	(5)	855
Other [1]	813	317	(519)	16	4	631

	3,600	3,214	(1,066)	173	(286)	5,635

Short-term provisions	1,144					3,292
Long-term provisions	2,456					2,343

	3,600					5,635

[1]	Other includes provisions for technical warranties, guarantees as well as other disputes and staff related provisions.

The provisions will be used in a period of one to four years except for the environmental provisions which will be used for up to 20 years.

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following at December 31:

	December 31,
	2007	2008
Accrued payroll and employee related expenses	2,008	1,949
Other payables	1,703	1,942
Other creditors	1,535	1,320
Revaluation of derivative instruments	549	1,094
Other amounts due to public authorities	909	791
Unearned revenue and accrued payables	571	317

Total	7,275	7,413

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Accrued expenses and other liabilities as at December 31, 2008 were higher than as at December 31, 2007 on account of the increase in mark-to-market of the derivative instruments held by the company.

NOTE 22: COMMITMENTS

The Company’s commitments consist of three main categories:

•	non-cancellable operating leases,

•	various purchase and capital expenditure commitments,

•	pledges, guarantees and other collateral instruments given to secure financial debt and credit lines.

Operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms are presented according to maturity periods as follows:

Less than 1 year	86
1-3 years	143
4-5 years	105
More than 5 years	155

Total	489

Commitments given

	December 31
	2007	2008
Purchase commitments	31,539	29,724
Capital expenditure commitments	414	2,233
Guarantees, pledges and other collateral	6,413	4,796
Other commitments	3,358	5,759

Total	41,724	42,512

Purchase commitments

Purchase commitments consist of the major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also entered into a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Guarantees, property and other collateral

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued in respect of external debt financing.

Guarantees consist of guarantees of financial loans and credit lines granted to non-consolidated subsidiaries and investments accounted for under the equity method, first demand and documentary guarantees, as well as guarantees provided to state authorities such as customs.

Other collateral and guarantees include documentary credits, letters of credit and sureties.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and credit lines confirmed to customers but not drawn, and commitments relating to grants.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Commitments received

	December 31
	2007	2008
Endorsements and guarantees received from non-consolidated companies	1,218	921
Other commitments received	10,674	7,037

Total	11,892	7,958

Other commitments received

Other commitments received include commitments deriving from bills, sureties and guarantees provided by third parties.

NOTE 23: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally health care. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the balance sheets are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future health care cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statement of income and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 1,969 for pensions and 454 for other post retirement benefits as of December 31, 2008.

On August 30, 2008 ArcelorMittal USA reached a labor agreement with the United Steelworkers of America (the “USW”) for most of our steel plants and iron ore operations in the US. The USW ratified this agreement on October 21, 2008. The agreement increased wages, provided a signing bonus of six thousand dollars per employee, increased the pension multiplier for certain employees, increased payments into Steelworkers pension trust, provided for a lump sum payment upon retirement for certain employees, and reduced the premium retirees must pay for healthcare.

The most significant change to this agreement is the change in the funding principles of a Voluntary Employee Benefit Association (“VEBA”) for retiree healthcare. Previously this fund was accounted for as a profit-sharing arrangement. The change in the contractual obligation led to the recognition of a liability and other post-employment expense of 1,424 for those obligations had previously vested. The cash outflow related to these benefits is a requirement to fund 25 per quarter into the VEBA for the first four years plus an initial cash payment of 90 upon the signing of the contract. The impact of those changes is discussed further in the post-employment benefits section of this note.

The Company agreed to transfer to ArcelorMittal USA a number of shares held in treasury equal to 130, subject to certain adjustments, in several tranches until the end of 2009 to provide a means for ArcelorMittal USA to meet its cash funding requirements to the ArcelorMittal USA Pension Trust. The first tranche, consisting of 1,121,995 treasury shares, was transferred on December 29, 2008 for consideration of $23.72 per share, the NYSE opening price on December 23, 2008.

A summary of the significant defined benefit pension plans is as follows:

Americas

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 24% of its employees. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees who receive pension benefits are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Canada

The primary pension plans are those of AM Dofasco and AM Mining Canada. The AM Dofasco (Hamilton) pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The AM Mining Canada (QCM) defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on employee length of service.

Brazil

The primary defined benefit plans, financed through trust funds, have been closed to new entrants. Brazilian entities have all established defined contribution plans that are financed by employer and employee contributions.

Europe

Certain European Operating Subsidiaries maintain primarily unfunded defined benefit pension plans for a certain number of employees. Benefits are based on such employees’ length of service and applicable pension table under the terms of individual agreements. Some of these unfunded plans have been closed to new entrants and replaced by defined contributions pension plans for active members financed by employer and employee contributions.

South Africa

There are two primary defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employers’ and employees’ contributions.

Other

A limited number of funded defined benefit plans are in place in countries where funding of multi-employer pension plans is mandatory.

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2007
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	63%	54%	10%	17%	34%	45%
Fixed Income (including cash)	23%	38%	88%	64%	52%	48%
Real Estate	5%	—	—	—	—	—
Other	9%	8%	2%	19%	14%	7%

Total	100%	100%	100%	100%	100%	100%

	December 31, 2008
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	45%	55%	7%	13%	34%	39%
Fixed Income (including cash)	35%	40%	91%	69%	52%	56%
Real Estate	7%	—	—	—	—	—
Other	13%	5%	2%	18%	14%	5%

Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal except for the transaction explained previously. This does not exclude ArcelorMittal shares being included in mutual fund investments. The invested assets produced an actual return of 379 and (1,128) in 2007 and 2008, respectively.

The respective Finance and Retirement Committees of the Board of Directors have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2008
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	50%	59%	17%	18%	35%	50%
Fixed Income (including cash)	23%	41%	80%	74%	53%	50%
Real Estate	7%	—	—	2%	—	—
Other	20%	—	3%	6%	12%	—

Total	100%	100%	100%	100%	100%	100%

The following tables detail the reconciliation of defined benefit obligation, plan assets and balance sheet liability.

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	9,609	3,075	2,730	481	2,228	1,017	78
Service cost	176	39	73	10	45	—	9
Interest cost	574	167	152	60	107	73	15
Plan amendments	13	—	3	—	10	—	—
Plan participants’ contribution	5	—	1	2	1	—	1
Curtailments and settlements	96	—	48	—	—	—	48
Actuarial (gain) loss	(501)	(201)	(311)	10	(62)	51	12
Benefits paid	(560)	(2)	(141)	(34)	(209)	(105)	(69)
Foreign currency exchange rate differences and other movements	1,100	—	479	110	366	33	112

Benefit obligation at end of the period	10,512	3,078	3,034	639	2,486	1,069	206

Change in plan assets
Fair value of plan assets at beginning of the period	6,985	2,335	2,193	551	551	1,256	99
Expected return on plan assets	580	221	176	76	24	73	10
Actuarial gain (loss)	(201)	(184)	(54)	—	5	28	4
Employer contribution	419	257	106	13	42	—	1
Plan participants’ contribution	5	—	1	2	1	—	1
Benefits paid	(347)	(2)	(141)	(34)	(63)	(105)	(2)
Foreign currency exchange rate differences and other movements	650	—	426	123	63	38	—

Fair value of plan assets at end of the period	8,091	2,627	2,707	731	623	1,290	113

(Unfunded) funded status of the plans	(2,421)	(451)	(327)	92	(1,863)	221	(93)
Unrecognized net actuarial loss (gain)	578	808	(195)	9	(45)	(19)	20
Unrecognized past service cost	(2)	—	(1)	—	—	—	(1)
Prepaid due to unrecoverable surpluses	(305)	—	—	(103)	—	(202)	—

Net amount recognized	(2,150)	357	(523)	(2)	(1,908)	—	(74)
Net assets related to funded obligations	419	357	29	4	3	—	26

Balance sheet liabilities	(2,569)	—	(552)	(6)	(1,911)	—	(100)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	10,512	3,078	3,034	639	2,486	1,069	206
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Plan amendments	180	155	11	—	10	—	4
Plan participants’ contribution	6	—	1	3	1	—	1
Acquisition	20	—	—	—	—	—	20
Curtailments and settlements	12	—	(1)	(1)	(12)	—	26
Actuarial (gain) loss	(141)	50	(248)	37	42	(15)	(7)
Benefits paid	(760)	(225)	(167)	(37)	(194)	(92)	(45)
Foreign currency exchange rate differences and other movements	(1,258)	—	(577)	(171)	(182)	(288)	(40)

Benefit obligation at end of the period	9,359	3,281	2,275	550	2,316	743	194

Change in plan assets
Fair value of plan assets at beginning of the period	8,091	2,627	2,707	731	623	1,290	113
Expected return on plan assets	584	215	182	82	25	69	11
Actuarial gain (loss)	(1,712)	(915)	(631)	(24)	(24)	(103)	(15)
Employer contribution	458	213	170	18	56	—	1
Plan participants’ contribution	6	—	1	3	1	—	1
Settlements	(11)	—	—	—	(11)	—	—
Benefits paid	(589)	(224)	(166)	(37)	(64)	(92)	(6)
Foreign currency exchange rate differences and other movements	(1,039)	—	(477)	(184)	(40)	(338)	—

Fair value of plan assets at end of the period	5,788	1,916	1,786	589	566	826	105

(Unfunded) funded status of the plans	(3,571)	(1,365)	(489)	39	(1,750)	83	(89)
Unrecognized net actuarial loss (gain)	1,969	1,700	179	44	22	—	24
Unrecognized past service cost	29	28	—	—	1	—	—
Prepaid due to unrecoverable surpluses	(155)	—	—	(69)	(3)	(83)	—

Net amount recognized	(1,728)	363	(310)	14	(1,730)	—	(65)
Net assets related to funded obligations	491	406	49	17	—	—	19

Balance sheet liabilities	(2,219)	(43)	(359)	(3)	(1,730)	—	(84)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 305 and 155 at December 31, 2007 and 2008, respectively.

The following tables detail the components of net periodic pension cost:

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic cost (benefit)
Service cost	102	38	41	3	17	—	3
Interest cost	388	168	84	20	43	68	5
Expected return on plan assets	(406)	(206)	(87)	(27)	(9)	(68)	(9)
Charges due to unrecoverable surpluses	5	—	—	5	—	—	—
Curtailments and settlements	2	2	—	—	—	—	—
Amortization of unrecognized past service cost	6	—	6	—	—	—	—
Amortization of unrecognized actuarial (gain) loss	76	69	6	1	—	—	—

Total	173	71	50	2	51	—	(1)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic cost (benefit)
Service cost	176	39	73	10	45	—	9
Interest cost	574	167	152	60	107	73	15
Expected return on plan assets	(580)	(221)	(176)	(76)	(24)	(73)	(10)
Charges due to unrecoverable surpluses	16	—	—	16	—	—	—
Curtailments and settlements	118	—	72	—	(2)	—	48
Amortization of unrecognized past service cost	13	—	3	—	10	—	—
Amortization of unrecognized actuarial (gain) loss	71	68	4	—	(1)	—	—

Total	388	53	128	10	135	—	62

	December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic cost (benefit)
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Expected return on plan assets	(584)	(215)	(182)	(82)	(25)	(69)	(11)
Charges due to unrecoverable surpluses	(8)	—	—	(11)	3	—	—
Curtailments and settlements	25	—	(1)	—	—	—	26
Amortization of unrecognized past service cost	152	127	11	—	10	—	4
Amortization of unrecognized actuarial (gain) loss	78	69	(6)	12	2	—	1

Total	451	204	44	(1)	155	—	49

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide post-employment benefits, including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits

In connection with the new labor agreement between ArcelorMittal USA and the USW, the Company agreed to changes to an existing Voluntary Employee Benefit Association (“VEBA”). The VEBA provided limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Contributions into the trust were calculated based on quarterly operating income and on certain overtime hours worked. Benefits paid were based on the availability of funds in the VEBA.

Under the new agreement the Company agreed to contribute a fixed amount of 25 per quarter and to develop a program of benefits for the Legacy Retirees. Agreements with the USW capped the Company’s share of healthcare costs for ArcelorMittal retirees at 2008 levels for years 2010 and beyond. The VEBA will be responsible for reimbursing the Company for any costs in excess of the cap for retirees of ArcelorMittal USA. Because the current labor agreement specifies the level of benefits to be provided and ArcelorMittal is the only source of funding, the obligation meets the definition of a defined benefit plan. Accordingly, the Company recognized a liability of 571 for the actuarial determined amount of benefits expected to be paid to the Legacy Retirees net of the existing assets in the VEBA trust. Since these individuals have all retired, the expense was recognized immediately. The Company also determined that removing the cap on future healthcare costs increased the defined benefit obligation by 1,061 of which 853 was vested and recognized immediately. The remaining balance will be recognized evenly over the average period of estimated future service life until the benefits become vested.

Summary of changes in the other post employment benefit obligation and the change in plan assets:

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	2,614	1 169	935	6	474	30
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Plan amendment	47	44	—	—	3	—
Actuarial loss (gain)	(181)	(12)	(158)	(1)	(10)	—
Benefits paid	(195)	(70)	(34)	(1)	(51)	(39)
Curtailments and settlements	18	11	10	—	(3)	—
Acquisition (divestitures)	15	—	—	—	(4)	19
Foreign currency exchange rate changes and other movements	286	—	159	1	75	51

Benefits obligation at end of period	2,805	1,215	983	6	522	79
Fair value of assets	49	34	—	—	15	—

Funded (unfunded) status of the plans	(2,756)	(1,181)	(983)	(6)	(507)	(79)
Unrecognized net actuarial loss (gain)	165	322	(144)	—	(13)	—
Unrecognized past service cost (benefit)	8	13	(2)	—	(3)	—

Net amount recognized	(2,583)	(846)	(1,129)	(6)	(523)	(79)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	2,805	1,215	983	6	522	79
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Plan amendment	1,695	1,642	2	—	8	43
Actuarial loss (gain)	224	379	(155)	—	(18)	18
Benefits paid	(250)	(135)	(36)	(1)	(78)	—
Curtailments and settlements	4	4	—	—	—	—
Acquisition (divestitures)	(47)	(47)	—	—	—	—
Foreign currency exchange rate changes and other movements	557	670 (1)	(189)	(1)	112	(35)

Benefits obligation at end of period	5,254	3,861	667	5	603	118
Fair value of assets	635	623	—	—	12	—

Funded (unfunded) status of the plans	(4,619)	(3,238)	(667)	(5)	(591)	(118)
Unrecognized net actuarial loss (gain)	454	695	(223)	—	(35)	17
Unrecognized past service cost (benefit)	199	197	(1)	—	3	—

Net amount recognized	(3,966)	(2,346)	(891)	(5)	(623)	(101)

(1)	This amount includes the existing asset VEBA trust.

The following tables detail the components of net periodic other post-employment cost:

	December 31, 2006
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	25	9	9	—	5	2
Interest cost	91	55	27	—	7	2
Expected return on plan assets	(2)	(2)	—	—	—	—

Amortization of unrecognized past service cost	(8)	(8)	—	—	—	—
Amortization of unrecognized actuarial (gain) loss	12	12	—	—	—	—

Total	118	66	36	—	12	4

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Expected return on plan assets	(3)	(2)	—	—	(1)	—
Curtailments and settlements	20	11	13	—	(4)	—
Amortization of unrecognized past service cost	4	—	—	—	4	—
Amortization of unrecognized actuarial (gain) loss	23	27	—	(1)	(3)	—

Total	245	109	84	—	34	18

	December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic cost (benefit)
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Expected return on plan assets	(16)	(15)	—	—	(1)	—
Curtailments and settlements	6	6	—	—	—	—
Amortization of unrecognized past service cost	1,504	1,458	1	—	2	43
Amortization of unrecognized actuarial (gain) loss	6	12	(15)	—	9	—

Total	1,766	1,594	48	1	67	56

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2006	2007	2008	2006	2007	2008
Discount rate	4.43% – 10.97%	5.17% –10.77%	5.42% –10.77%	4.5% – 8.75%	2.94% – 10.77%	4.25% – 10.77%
Rate of compensation increase	2.22% – 7.5%	2% – 8%	2.50% – 9.2%	3% – 7.5%	1% – 8%	1.5% – 7.12%
Expected long-term rate of return on plan assets	3.54% – 12.71%	3.54% – 11.25%	3.47% – 11.72%	5% – 10%	4.5% – 5%	4.5% – 6.11%

Health Care Cost trend

	December 31,
	2006	2007	2008
Health care cost trend rate assumed	2.03% – 10.7%	2.5% – 6.31%	3% – 5.71%

Cash Flows

In 2009, the Company expects its cash contributions to amount to 543 for pension plans, 289 for other post employment benefits plans (including 100 related to USW agreement in USA) and 134 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the company, amounted to 115 in 2008.

Balance Sheet

	At December 31,
	2007	2008
Pension plan benefit	2,569	2,219
Other post-employment benefit	2,583	3,966
Early retirement benefit	780	669
Other long-term employee benefits	312	257

Total	6,244	7,111

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions for ArcelorMittal’s pension plans (as of December 31, 2008, the defined benefit obligation (“DBO”) for pension plans was 9,359):

Change in assumption	Effect on 2009 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2008 DBO
100 basis point decrease in discount rate	1	973
100 basis point increase in discount rate	(3)	(818)
100 basis point decrease in rate of compensation	(31)	(240)
100 basis point increase in rate of compensation	36	264
100 basis point decrease in expected return on plan assets	56	—
100 basis point increase in expected return on plan assets	(56)	—

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2008 the DBO for post-employment benefit plans was 5,254):

Change in assumption	Effect on 2009 Pre-Tax OPEB Expense (sum of Service cost and interest cost)	Effect of December 31, 2008 DBO
100 basis point decrease in discount rate	(7)	580
100 basis point increase in discount rate	6	(464)
100 basis point decrease in healthcare cost trend	(36)	(441)
100 basis point increase in healthcare cost trend	40	498

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Experience adjustments

The two year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
(in millions of U.S. dollars)	2007	2008
Present value of the defined benefit obligations	(10,512)	(9,359)
Fair value of the plan assets	8,091	5,788
Deficit	(2,421)	(3,571)
Experience adjustments: (increase)/decrease plan liabilities	(195)	(122)
Experience adjustments: increase/(decrease) plan assets	(201)	(1,712)

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans is as follows:

	At December 31,
(in millions of U.S. dollars)	2007	2008
Present value of the defined benefit obligations	(2,805)	(5,254)
Fair value of the plan assets	49	635
Deficit	(2,756)	(4,619)
Experience adjustments: (increase)/decrease plan liabilities	(33)	(142)
Experience adjustments: increase/(decrease) plan assets	—	(19)

NOTE 24: CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2.

Most of these claims involve highly complex issues, actual damages and other matters. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

In the cases in which quantifiable fines and penalties have been assessed, we have indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, we are able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed information with respect to the nature of the contingency, but have not disclosed our estimate of the range of potential loss.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, we could, in the future, incur judgments that could have a material adverse effect on our results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2008, ArcelorMittal had established reserves of 769 for environmental remedial activities and liabilities, including 385 in provisions relating to Europe, 222 in provisions relating to the United States, 143 in provisions relating to South Africa and 7 in provisions relating to Canada. Previous owners of ArcelorMittal’s facilities expended in the past, and ArcelorMittal expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations.

United States

ArcelorMittal USA’s environmental provisions of 222 are mainly related to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include 4 to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor (East), Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 12 for RCRA Corrective Action, and 25 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of ground water treatments system and dredging of a local waterway known as Smokes Creek. The Company expects to execute a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 47 for anticipated remediation and post remediation activities. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treat systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately 20. After the treatment trust is fully funded, the treatment trust will then be used to fund the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 29 for this matter.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information request under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total 385 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (169), Luxembourg (105) and Belgium (85). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds as well as certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

In Belgium, Cockerill Sambre SA has an environmental provision of 50, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment of sites.

In France, ArcelorMittal France has environmental provisions of 74, principally relating to the remediation of former coke plant sites and the capping and monitoring of landfills or basins previously used for residues and secondary materials. ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations.

In Luxembourg, the provisions are essentially associated with post-closure monitoring and remediation of former landfill and mining sites.

Additionally, ArcelorMittal Belval and Differdange has a provision of 12 to clean pond water in Differdange in order to meet the requirements of the Luxembourg Environment Administration (Administration de l’Environnement) regarding discharge in the Chiers River and maintain sufficient cold water reserves to permit the production of degassed steel in warmer months. The cleaning started in 2006 and is expected to continue for five years.

South Africa

ArcelorMittal South Africa has environmental provisions of 143, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical, or legacy, waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment. As of December 31, 2008, ArcelorMittal had established reserves for asset retirement obligations of 29 in provisions relating to Canada and 26 in provisions relating to South Africa. Most of the AROs relate to ancillary plants and equipment that will be retired as part of the closure of the facilities subject to remediation obligations.

Environmental Remediation Obligations (“EROs”)

EROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to restore a site at the end of its useful life. As of December 31, 2008, ArcelorMittal had established reserves for environmental remediation obligations of 120 in provisions relating to Ukraine and 61 in provisions relating to Russia.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Environmental Claims

ArcelorMittal is a party to various legacy environmental claims. As of December 31, 2008, ArcelorMittal had not established reserves for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA is requesting that ArcelorMittal USA and other potentially responsible parties conduct an investigation of certain areas of potential contamination. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2008, ArcelorMittal is not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Europe

On December 16, 2008, the European Court of Justice ruled that certain European Union air pollution legislation does not discriminate against ArcelorMittal and other steel makers by exempting from its requirements other industries with similar levels of carbon dioxide emissions. ArcelorMittal had argued that the European Union had breached the principle of equal treatment by excluding the aluminum and chemical industries from legislation that imposed caps on carbon dioxide emissions.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2008, ArcelorMittal has established reserves in the aggregate of approximately 128 for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes 100 for IPI (Manufactured Goods Tax) concerning its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and the disallowance of IPI credits recorded five to ten years after the relevant acquisition. Recent Brazilian Supreme Court jurisprudence would tend to support the Brazilian Federal Revenue Service’s position.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil is appealing to the administrative tribunal of second instance.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

In May 2007, the Brazilian Federal Revenue Service issued a 614 tax assessment to ArcelorMittal Brasil to recover taxes primarily related to credit settlements in the context of the 2003 financial reorganization and acquisition of Mendes Júnior Siderurgia S.A. In September 2007, ArcelorMittal Brasil received an administrative decision on the tax assessment pursuant to which it was determined that the amount of tax payable under the assessment should be 12. In December 2008, the administrative court held that ArcelorMittal Brasil was not liable to pay any tax. The decision is subject to further appeal by the Federal Revenue Service.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998-2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to 79. The various claims are at different stages in the administrative and judicial procedures. ArcelorMittal Brasil is unable reasonably to estimate when any or all of the cases may reach a definitive conclusion.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 55, including the amount of tax, interest and penalties. The case is pending before the court (the Audiencia Nacional), administrative procedures having been exhausted.

Kazakhstan

In May and June 2007, the Tax Committee of the Kazakh Ministry of Finance issued two tax assessments against ArcelorMittal Temirtau for (1) adjustment of sales income for related and non-related party sales under transfer pricing law in the sum of 1,042 and (2) the inclusion of income of a subsidiary company domiciled in the United Arab Emirates tax-free zone in the sum of 840, in both cases plus administrative charges. ArcelorMittal Temirtau appealed both tax assessments to the courts. In November 2007, the Astana Court held that the assessment levied by the Tax Committee for 1,042 was not justified and cancelled it, along with related administrative charges of 363. This decision was upheld on appeal to the Kazakh Supreme Court in January 2008. The time for the Tax Committee to appeal this decision (one year) has expired. In respect of the tax demand for 840, in February 2008, the Karaganda Court found in favor of the Tax Committee, quantifying the amount due as 840 plus administrative charges of 261. In April 2008, the Karaganda Regional Court reversed this decision, and this reversal upheld by its highest body. The Tax Committee has one year to appeal this decision, but has not done so to date. The Company believes that it has no liability in respect of either tax assessment, since its obligation to pay income tax is capped under the share purchase agreement and related agreements pursuant to which it acquired ArcelorMittal Temirtau from the government of Kazakhstan. ArcelorMittal Temirtau has paid its income tax in accordance with these agreements.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2008, ArcelorMittal has established reserves of approximately 595 in the aggregate for the claims disclosed below:

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with Standard Iron Works. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of 42. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.) – now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine – and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal Espana and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. The Statement of Objections does not indicate the amount of the fine that the European Commission intends to impose on any of the companies. A response to the Statement of Objections was submitted in December 2008. The European Commission can impose fines for breaches of EU competition law of up to a maximum of 10% of the worldwide annual revenues of the relevant entity in the business year preceding the Commission’s decision. The amount of the fine is influenced by, inter alia, the relevant entity’s direct or indirect involvement. ArcelorMittal is currently unable to assess the amount of any fines that will result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 106 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 25 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Repression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €302 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. On January 19, 2009, ArcelorMittal appealed the amount of the fine.

South Africa

ArcelorMittal South Africa is involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies allege that ArcelorMittal South Africa is in violation of the Competition Act. On March 27, 2007, the Competition Tribunal decided that ArcelorMittal South Africa had contravened Section 8(a) of the Competition Act by charging an excessive price. On September 6, 2007, the Competition Tribunal imposed a penalty on ArcelorMittal South Africa of approximately 97, other behavioral remedies designed to prevent ArcelorMittal South Africa imposing or agreeing with customers any conditions on the resale of flat steel products and ordered that ArcelorMittal South Africa pay the costs of the case. ArcelorMittal South Africa has appealed the decision of the Competition Tribunal on the merits and its decision on the remedies. In November 2007, the Competition Appeal Court ordered the suspension of the Tribunal’s decision on the remedies pending the appeal. On October 23 and 24, 2008, the hearing before the Competition Appeal Court took place. ArcelorMittal is unable at present to determine the outcome of the appeal. A decision is expected during the first quarter of 2009.

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. The complaint is under review by the Competition Tribunal. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. ArcelorMittal is unable to assess the outcome of this proceeding or the amount of ArcelorMittal South Africa’s potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2008, ArcelorMittal has established reserves of approximately 54 in the aggregate for the claims disclosed below.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc., Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A. were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. ArcelorMittal is unable to reasonably estimate the amount of ArcelorMittal’s, ArcelorMittal USA Inc., Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The accounting expert appointed by the Agrarian Unity Tribunal filed its report on September 5, 2008 stating that the amount to be paid to Ejido Santa Maria is approximately seven thousand five hundred dollars. However, the report is still subject to dispute by the claimant.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to 52 due to their default in the management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, the company is required to assume full payment of damages awarded to the claimants. This has generally been the case to date.

The number of claims outstanding for asbestos exposure at December 31, 2008 was 431, as compared to 449 at December 31, 2007. The range of amounts claimed for the year ended December 31, 2008 was €7,500 to €865,000 (approximately ten thousand dollars to one million one hundred fifty thousand dollars). The aggregate costs and settlements for the year ended December 31, 2008 were €383,825 (approximately five hundred ten thousand dollars) and zero respectively. The aggregate costs and settlements for the year ended December 31, 2007 were €350,141 (approximately five hundred fifteen thousand dollars) and zero respectively.

	in number of cases
	2007		2008
Claims unresolved at beginning of period	421		449
Claims filed	191		63
Claims settled, dismissed or otherwise resolved	(163	)(1)	(81)
Claims unresolved at December 31,	449		431

(1)	After purchase of a new company, sale of a subsidiary and further verification.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

Several former minority shareholders of Arcelor or their representatives have brought legal proceedings relating to the exchange ratio in the second-step merger between ArcelorMittal and Arcelor. In proceedings that remain ongoing following the completion of the merger process that are summarized below, the claimants make the following principal allegations:

•

The exchange ratio in the second-step merger should have been the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and investors had a legitimate expectation that this would be the case based on Mittal Steel’s and Arcelor’s disclosure and public statements;

•

The exchange ratio applied in the second step merger was unfair to minority shareholders of Arcelor, particularly in light of developments between the June 2006 tender offer and the merger of Mittal Steel into Arcelor;

•	Mittal Steel’s disclosure regarding the merger of Mittal Steel into Arcelor and specifically the exchange ratio (in the second-step merger) was late, insufficient and misleading;

•	The two-step process was detrimental to interests of Arcelor minority shareholders; and

•	The second step merger did not comply with certain provisions of Luxembourg company law.

ArcelorMittal believes that the allegations made and claims brought by the minority shareholders regarding the exchange ratio applied in the second step merger and the merger process as a whole are without merit and that such exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard.

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio, and making in substance the allegations summarized above. On August 17, 2007 the AFM rejected the claimants’ demands.

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. AFM and ArcelorMittal are both appealing the court’s ruling.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. Hearing and judgment in the first instance are not expected before the end of 2009 or early 2010.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 25: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2008, ArcelorMittal shipped its products to customers in approximately 180 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon America and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2008, ArcelorMittal employed approximately 316,000 persons.

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

Business segmentation

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and Steel Solutions and Services.

•

Flat Carbon Americas represents the flat facilities of the Company located in the American Continent (Canada, Brazil, Mexico, United States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

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

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing;

•	AACIS produces a combination of flat and long products and pipes and tubes. Its facilities are located in Asia, Africa and Commonwealth of Independent States (“CIS”);

•	Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America; and

•

ArcelorMittal Steel Solutions and Services is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data relating to our operations in different reportable business segments. The December 31, 2006 and 2007 information has been adjusted retrospectively following the redefinition of operating responsibilities of all members of the Board of Management announced on April 21, 2008 and made effective January 1, 2008 in light of the new Group Management Board (“GMB”) structure also announced on April 21, 2008.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Elimination*	Total
Year ended December 31, 2006
Sales	16,887	14,987	15,441	11,674	3,261	5,781	(9,161)	58,870
Operating income	1,891	1,010	2,090	2,296	353	188	(296)	7,532
Depreciation and impairment	619	659	463	372	99	52	60	2,324
Capital expenditures	741	827	611	493	61	82	120	2,935
Total assets	16,396	28,317	23,804	13,483	4,949	4,775	20,957	112,681
Total liabilities	4,484	10,171	6,981	2,177	2,197	2,969	33,474	62,453
Year ended December 31, 2007
Sales	21,839	34,924	27,035	14,971	9,349	16,988	(19,890)	105,216
Operating income	3,163	4,148	4,083	2,843	876	559	(842)	14,830
Depreciation and impairment	940	1,415	993	489	275	154	304	4,570
Capital expenditures	1,272	1,752	1,077	764	263	243	77	5,448
Total assets	19,192	32,932	24,992	10,275	5,564	6,188	34,482	133,625
Total liabilities	6,248	12,392	9,192	4,104	2,278	4,278	33,598	72,090
Year ended December 31, 2008
Sales	27,031	38,300	32,268	13,133	8,341	23,126	(17,263)	124,936
Operating income	2,524	2,773	4,154	3,145	383	206	(949)	12,236
Depreciation and impairment	1,228	1,924	1,725	549	343	201	130	6,100
Capital expenditures	1,082	1,443	1,195	891	262	280	378	5,531
Total assets	22,507	35,083	19,830	8,512	7,447	6,524	33,185	133,088
Total liabilities	7,438	11,853	6,571	2,195	1,738	3,825	40,238	73,858

*	Others / Elimination includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Geographical segmentation

Sales (by destination)

	Year Ended December 31,
	2006	2007	2008
Americas
United States	15,653	19,560	20,200
Canada	2,668	4,139	4,505
Brazil	2,058	6,628	9,759
Argentina	453	1,101	1,485
Others	2,562	3,241	4,989

Total Americas	23,394	34,669	40,938

Europe
France	4,033	8,989	9,578
Spain	3,170	7,843	8,441
Germany	4,543	11,629	14,185
Romania	1,840	1,330	1,347
Poland	3,065	4,355	5,113
Belgium	862	2,181	2,574
Italy	2,449	5,584	5,782
United-Kingdom	926	2,731	2,605
Turkey	1,224	2,057	3,001
Czech Republic	1,180	1,953	2,492
Others	5,264	9,973	12,247

Total Europe	28,556	58,625	67,365

Asia & Africa
South Africa	2,891	4,396	5,163
Others	4,029	7,526	11,470

Total Asia & Africa	6,920	11,922	16,633

Total	58,870	105,216	124,936

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Capital expenditures and segment assets* per significant country

	Capital expenditures			Segment assets
	For the year ended December 31,			As of December 31,
	2006	2007	2008	2007	2008
Americas
Brazil	347	775	621	12,782	12,609
United States	414	461	530	10,333	11,197
Canada	155	298	267	7,915	5,598
Mexico	49	154	195	3,019	2,561
Others	36	150	66	1,942	2,412

Total Americas	1,001	1,838	1,679	35,991	34,377

Europe
France	361	744	680	15,508	17,506
Luxembourg	103	192	212	6,899	4,822
Belgium	100	315	345	8,858	8,700
Spain	204	285	219	7,423	6,874
Ukraine	159	295	309	5,427	5,446
Poland	408	603	265	5,974	4,801
Germany	40	237	282	5,744	6,685
Czech Republic	43	119	227	2,963	2,518
Romania	90	155	148	1,961	1,940
Italy	12	42	36	1,298	1,192
Others	19	107	164	2,543	3,675

Total Europe	1,539	3,094	2,887	64,598	64,159

Asia & Africa
South Africa	197	275	203	3,931	3,753
Kazakhstan	141	159	305	1,945	2,493
Liberia	2	13	275	15	299
Others	55	69	182	3,217	2,578

Total Africa & Asia	395	516	965	9,108	9,123

Unallocated	—	—	—	23,928	25,429

Total	2,935	5,448	5,531	133,625	133,088

*

Segment assets are operational assets, which include intangible assets and property, plant and equipment, as well as current assets used in the operating activities. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption “Unallocated assets”.

NOTE 26: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The total annual compensation of ArcelorMittal’s employees paid in 2006, 2007, and 2008 was as follows:

	Year Ended December 31,
	2006	2007	2008
Employee Information
Wages and salaries	6,870	11,221	12,593
Pension cost	328	611	2,080

Total	7,198	11,832	14,673

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2006, 2007, and 2008 was as follows:

	Year Ended December 31,
	2006	2007	2008
Base salary and/or directors fees	17	20	24
Short-term performance-related bonus	21	24	21
Post-employment benefits	2	2	1
Share based compensation	9	21	30

The fair value of the stock options granted to ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statement of income over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2006, 2007 and 2008, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2006, 2007 and 2008, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 27: SUBSEQUENT EVENTS

On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%.

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which will acquire the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates.

NOTE 28: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On December 28, 2007, ArcelorMittal Finance Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes (see note 15), and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. The Senior Secured Notes were originally secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Issuer (ArcelorMittal Services LLC), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2007 and 2008 and for the years ended 2006, 2007 and 2008. Each of the guarantors is 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes on a joint and several basis.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of income for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	12,860	51,878	(5,868)	58,870
Cost of sales (including depreciation and impairment)	—	—	11,430	42,773	(5,825)	48,378
Selling, general and administrative	157	—	300	2,700	(197)	2,960

Operating income (loss)	(157)	—	1,130	6,405	154	7,532
Other income—net	125	—	—	2,835	(2,911)	49
Income from investments in associates and joint ventures	5,522	—	71	186	(5,478)	301
Financing costs (income) —net	(243)	(4)	(236)	2,980	(3,151)	(654)

Income before taxes	5,247	(4)	965	12,406	(11,386)	7,228
Income tax expense (benefit)	—	(2)	350	776	(2)	1,122

Net income (loss) including minority interest	5,247	(2)	615	11,630	(11,384)	6,106
Net income (loss) attributable to:
Minority interest	—	—	—	337	522	859

Equity holders of the parent	5,247	(2)	615	11,293	(11,906)	5,247

Condensed consolidating cash flow for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	2,747	3	607	8,929	(5,164)	7,122

Investing activities:
Purchase of property, plant and equipment	—	—	(408)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(33,907)	—	32	3,940	24,093	(5,842)
Investment in associates and joint ventures accounted for under equity method	—	—	—	—	—	—
Disposals of financial fixed assets and other investing activities (net)	(66)	—	19	316	(68)	201

Net cash (used in) provided by investing activities	(33,973)	—	(357)	1,729	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	—	9	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	—	90	3,374	(237)	29,910
Payments of short term debt	—	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(2)	(265)	156	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	—	8
Dividends paid	(522)	—	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	—	(12)	(1,584)	(21,589)	(46)

Net cash provided by (used in) financing activities	31,190	(2)	(178)	(6,704)	(18,861)	5,445

Effect of exchange rate changes—cash	—	—	—	(6)	—	(6)
Net increase (decrease) in cash and cash equivalents	(36)	1	72	3,948	—	3,985
Cash and cash equivalents:
At the beginning of the year	50	—	9	1,976	—	2,035

At the end of the year	14	1	81	5,924	—	6,020

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	1	11	7,842	—	7,860
Restricted cash	205	—	—	40	—	245
Assets held for sale	—	—	1,296	—	—	1,296
Trade accounts receivable and other	34	1	507	8,767	224	9,533
Inventories	—	—	2,510	19,240	—	21,750
Prepaid expenses and other current assets	2,026	—	796	10,802	(8,980)	4,644

Total current assets	2,271	2	5,120	46,691	(8,756)	45,328
Property, plant and equipment	14	—	4,995	56,974	11	61,994
Investments in associates and joint ventures	69,683	90	568	5,173	(69,627)	5,887
Other assets	16,126	429	34	19,938	(16,111)	20,416

Total assets	88,094	521	10,717	128,776	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	—	123	8,595	(11,714)	8,542
Trade accounts payable and other	64	—	819	13,172	(64)	13,991
Liabilities held for sale	—	—	266	—	—	266
Accrued expenses and other liabilities	49	1	745	7,250	1,365	9,410

Total current liabilities	11,651	1	1,953	29,017	(10,413)	32,209
Long-term debt, net of current portion	19,713	433	2,790	18,519	(19,370)	22,085
Deferred employee benefits	26	—	860	4,873	485	6,244
Other long-term obligations	19	—	1,111	10,422	—	11,552

Total liabilities	31,409	434	6,714	62,831	(29,298)	72,090

Minority interest	—	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	87	4,003	65,537	(69,627)	56,685

Total liabilities and equity	88,094	521	10,717	128,776	(94,483)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of income for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	12,663	92,961	(408)	105,216
Cost of sales (including depreciation and impairment)	4	—	11,649	73,708	(408)	84,953
Selling, general and administrative	(311)	—	249	5,495	—	5,433

Operating income	307	—	765	13,758	—	14,830
Income from investments in associates and joint ventures	12,117	—	96	889	(12,117)	985
Financing costs—net	(2,099)	—	(199)	(561)	1,932	(927)

Income before taxes	10,325	—	662	14,086	(10,185)	14,888
Income tax expense (benefit)	(43)	—	61	3,020	—	3,038

Net income including minority interest	10,368	—	601	11,066	(10,185)	11,850
Net income (loss) attributable to:
Minority interest	—	—	—	(1,482)	—	(1,482)

Equity holders of the parent	10,368	—	601	9,584	(10,185)	10,368

Condensed consolidating statement of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	3,938	—	441	12,153	—	16,532

Investing activities:
Purchase of property, plant and equipment	(8)	—	(450)	(4,990)	—	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	—	—	2	(6,054)	—	(6,052)
Investment in associates and joint ventures accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Disposals of financial fixed assets and other investing activities (net)	(205)	1	(2)	993	—	787

Net cash provided by (used in) investing activities	(403)	1	(450)	(11,057)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt, net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term debt	(5,642)	—	(134)	(545)	—	(6,321)
Purchase of treasury stock	—	—	—	(2,553)	—	(2,553)
Sale of treasury stock for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—
Others financing activities (net)	—	(1)	73	(157)	—	(85)

Net cash used in financing activities	(2,598)	(1)	(61)	(757)	—	(3,417)

Effect of exchange rate changes—cash	(945)	—	—	1,579	—	634
Net increase (decrease) in cash and cash equivalents	(8)	—	(70)	1,918	—	1,840
Cash and cash equivalents:
At the beginning of the year	14	1	81	5,924	—	6,020

At the end of the year	6	1	11	7,842	—	7,860

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	2	4	7,555	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	—	366	6,422	(198)	6,737
Inventories	—	—	2,744	22,018	(21)	24,741
Prepaid expenses and other current assets	8,279	14	2,087	5,359	(11,300)	4,439

Total current assets	8,441	16	5,201	42,275	(11,519)	44,414
Property, plant and equipment	43	—	4,996	55,716	—	60,755
Investments in associates and joint ventures	67,892	90	207	7,044	(66,721)	8,512
Other assets	4,070	428	504	17,308	(2,903)	19,407

Total assets	80,446	534	10,908	122,343	(81,143)	133,088

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	6,645	—	47	11,635	(9,918)	8,409
Trade accounts payable and other	196	—	828	9,683	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other liabilities	350	13	1,341	10,120	(344)	11,480

Total current liabilities	7,191	13	2,216	31,808	(10,468)	30,760
Long-term debt, net of current portion	18,030	434	2,764	7,351	(2,912)	25,667
Deferred employee benefits	27	—	2,375	4,709	—	7,111
Other long-term obligations	—	—	372	9,948	—	10,320

Total liabilities	25,248	447	7,727	53,816	(13,380)	73,858

Minority interest	—	—	—	170	3,862	4,032
Equity attributable to the equity holders of parent	55,198	87	3,181	68,357	(71,625)	55,198

Total liabilities and equity	80,446	534	10,908	122,343	(81,143)	133,088

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of income for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	14,760	110,703	(527)	124,936
Cost of sales (including depreciation and impairment)	4	—	15,487	91,147	(528)	106,110
Selling, general and administrative	281	—	389	5,919	1	6,590

Operating income (loss)	(285)	—	(1,116)	13,637	—	12,236
Income from investments in associates and joint ventures	5,632	—	32	1,621	(5,632)	1,653
Financing costs—net	1,016		(194)	(3,058)	(116)	(2,352)

Income before taxes	6,363	—	(1,278)	12,200	(5,748)	11,537
Income tax expense (benefit)	(3,036)	—	(560)	4,694	—	1,098

Net income (loss) including minority interest	9,399	—	(718)	7,506	(5,748)	10,439
Net income (loss) attributable to:
Minority interest	—	—	—	1,040	—	1,040

Equity holders of the parent	9,399	—	(718)	6,466	(5,748)	9,399

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of cash flows for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(305)	—	1,028	13,929	—	14,652

Investing activities:
Purchase of property, plant and equipment	(34)	—	(460)	(5,037)	—	(5,531)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(46)	—	—	(6,155)	—	(6,201)
Investment in associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposals of financial fixed assets and other investing activities (net)	143	—	824	1,451	—	2,418

Net cash provided by (used in) investing activities	(612)	—	364	(12,180)	—	(12,428)

Financing activities:
Proceeds from short term debt	2,950	—	—	4,171	—	7,121
Proceeds from long-term debt , net of debt issuance costs	4,450	1	—	10,148	—	14,599
Payments of short term debt	(3,560)	—	(1,362)	(6,798)	—	(11,720)
Payments of long-term debt	(770)	—	(37)	(4,320)	—	(5,127)
Purchase of treasury stock	—	—	—	(4,440)	—	(4,440)
Sale of treasury stock for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(4,084)	3,639	(2,576)
Dividends received	3,639	—	—	—	(3,639)	—
Others financing activities (net)	(3,742)		—	3,685	—	(57)

Net cash provided by (used in) financing activities	904	1	(1,399)	(1,638)	—	(2,132)

Effect of exchange rate changes on cash	22	—	—	(398)	—	(376)
Net increase (decrease) in cash and cash equivalents	9	1	(7)	(287)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	1	11	7,842	—	7,860

At the end of the year	15	2	4	7,555	—	7,576

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014 (see note 15). The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2007 and 2008, and for the years ended December 31, 2006, 2007 and 2008. In its 2007 financial statements, the Company presented the Subsidiary Issuer on a consolidated basis with the issuer’s Guarantor Subsidiaries. The 2006 and 2007 financial information presented below has been revised to conform to the 2008 presentation.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of income for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,987	10,037	51,994	(6,148)	58,870
Cost of sales (including depreciation and impairment)	—	2,701	8,915	42,867	(6,105)	48,378
Selling, general and administrative	157	198	101	2,701	(197)	2,960

Operating income (loss)	(157)	88	1,021	6,426	154	7,532
Other income (expense)	125	—	—	2,835	(2,911)	49
Income from investments in associates and joint ventures	5,522	1,060	(974)	171	(5,478)	301
Financing costs (income)—net	(243)	(183)	(47)	2,970	(3,151)	(654)

Income before taxes	5,247	965	—	12,402	(11,386)	7,228
Income tax expense	—	350	—	774	(2)	1,122

Net income including minority interest	5,247	615	—	11,628	(11,384)	6,106
Net income attributable to:
Minority interest	—	—	—	337	522	859

Equity holders of the parent	5,247	615	—	11,291	(11,906)	5,247

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2006

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	2,747	287	319	8,933	(5,164)	7,122

Investing activities:
Purchase of property, plant and equipment	—	(94)	(314)	(2,527)	—	(2,935)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(33,907)	15	—	3,957	24,093	(5,842)
Investment in associates and joint ventures accounted for under equity method	—	—	—	—	—	—
Disposal of financial fixed assets and other investing activities (net)	(66)	18	19	298	(68)	201

Net cash provided by (used in) investing activities	(33,973)	(61)	(295)	1,728	24,025	(8,576)

Financing activities:
Proceeds from short term debt	—	9	—	950	—	959
Proceeds from long-term debt, net of debt issuance costs	26,683	90	—	3,374	(237)	29,910
Payments of short term debt	—	—	—	(5,906)	—	(5,906)
Payments of long-term debt	(18,118)	(240)	(25)	154	(591)	(18,820)
Sale of treasury stock for stock option exercises	8	—	—	—	—	8
Dividends paid	(522)	—	—	(3,694)	3,556	(660)
Other financing activities (net)	23,139	(12)	—	(1,584)	(21,589)	(46)

Net cash provided by (used in) financing activities	31,190	(153)	(25)	(6,706)	(18,861)	5,445

Effect of exchange rate changes on cash	—	—	—	(6)	—	(6)
Net increase (decrease) in cash and cash equivalents	(36)	73	(1)	3,949	—	3,985
Cash and cash equivalents:
At the beginning of the year	50	6	4	1,975	—	2,035

At the end of the year	14	79	3	5,924	—	6,020

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	3	8	7,843	—	7,860
Restricted cash	205	—	—	40	—	245
Assets held for sale	—	—	1,296	—	—	1,296
Trade accounts receivable and other	34	137	371	8,767	224	9,533
Inventories	—	716	1,737	19,297	—	21,750
Prepaid expenses and other current assets	2,026	275	519	10,804	(8,980)	4,644

Total current assets	2,271	1,131	3,931	46,751	(8,756)	45,328
Property, plant and equipment	14	1,525	3,440	57,004	11	61,994
Investments in associates and joint ventures	69,683	7,335	5,612	6,206	(82,949)	5,887
Other assets	16,126	430	22	19,949	(16,111)	20,416

Total assets	88,094	10,421	13,005	129,910	(107,805)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	11,538	105	18	8,595	(11,714)	8,542
Trade accounts payable and other	64	230	729	13,177	(209)	13,991
Liabilities held for sale	—	85	181	—	—	266
Accrued expenses and other liabilities	49	391	345	7,260	1,365	9,410

Total current liabilities	11,651	811	1,273	29,032	(10,558)	32,209
Long-term debt, net of current portion	19,713	2,681	2,313	18,948	(21,570)	22,085
Deferred employee benefits	26	840	20	4,873	485	6,244
Other long-term obligations	19	1,098	8	10,427	—	11,552

Total liabilities	31,409	5,430	3,614	63,280	(31,643)	72,090

Minority interest	—	—	—	408	4,442	4,850
Equity attributable to the equity holders of parent	56,685	4,991	9,391	66,222	(80,604)	56,685

Total liabilities and equity	88,094	10,421	13,005	129,910	(107,805)	133,625

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,776	10,160	93,117	(837)	105,216
Cost of sales (including depreciation and impairment)	4	2,873	9,057	73,856	(837)	84,953
Selling, general and administrative	(311)	126	114	5,504	—	5,433

Operating income (loss)	307	(223)	989	13,757	—	14,830
Income from investments in associates and joint ventures	12,117	945	(850)	890	(12,117)	985
Financing costs—net	(2,099)	(60)	(139)	(561)	1,932	(927)

Income before taxes	10,325	662	—	14,086	(10,185)	14,888
Income tax expense (benefit)	(43)	61	—	3,020	—	3,038

Net income including minority interest	10,368	601	—	11,066	(10,185)	11,850
Net income (loss) attributable to:
Minority interest	—	—	—	(1,482)	—	(1,482)

Equity holders of the parent	10,368	601	—	9,584	(10,185)	10,368

Condensed consolidating statements of cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	3,938	69	377	12,148	—	16,532

Investing activities:
Purchase of property, plant and equipment	(8)	(76)	(361)	(5,003)	—	(5,448)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	—	—	23	(6,075)	—	(6,052)
Investment in associates and joint ventures accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Disposal of financial fixed assets and other investing activities (net)	(205)	(42)	—	1,034	—	787

Net cash used in investing activities	(403)	(118)	(338)	(11,050)	—	(11,909)

Financing activities:
Proceeds from short term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt , net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term debt	(5,642)	(100)	(34)	(545)	—	(6,321)
Purchase of treasury stock	—	—	—	(2,553)	—	(2,553)
Sale of treasury stock for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—
Others financing activities (net)	—	73	—	(158)	—	(85)

Net cash used in financing activities	(2,598)	(27)	(34)	(758)	—	(3,417)

Effect of exchange rate changes on cash	(945)	—	—	1,579	—	634
Net increase (decrease) in cash and cash equivalents	(8)	(76)	5	1,919	—	1,840
Cash and cash equivalents:
At the beginning of the year	14	79	3	5,924	—	6,020

At the end of the year	6	3	8	7,843	—	7,860

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating balance sheets as of December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	—	5	7,556	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	149	219	6,420	(198)	6,737
Inventories	—	611	2,097	22,054	(21)	24,741
Prepaid expenses and other current assets	8,279	1,563	524	7,241	(13,168)	4,439

Total current assets	8,441	2,323	2,845	44,192	(13,387)	44,414
Property, plant and equipment	43	1,507	3,454	55,751	—	60,755
Investments in associates and joint ventures	67,892	7,907	8,311	7,130	(82,728)	8,512
Other assets	4,070	480	26	17,734	(2,903)	19,407

Total assets	80,446	12,217	14,636	124,807	(99,018)	133,088

LIABILITIES AND EQUITY
Current liabilities:
Short term debt and current portion of long-term debt	6,645	29	18	13,503	(11,786)	8,409
Trade accounts payable and other	196	251	571	9,689	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other liabilities	350	1,019	311	10,144	(344)	11,480

Total current liabilities	7,191	1,299	900	33,706	(12,336)	30,760
Long-term debt, net of current portion	18,030	2,664	2,304	7,781	(5,112)	25,667
Deferred employee benefits	27	2,347	28	4,709	—	7,111
Other long-term obligations	—	357	12	9,951	—	10,320

Total liabilities	25,248	6,667	3,244	56,147	(17,448)	73,858

Minority interest	—	—	—	171	3,861	4,032
Equity attributable to the equity holders of parent	55,198	5,550	11,392	68,489	(85,431)	55,198

Total liabilities and equity	80,446	12,217	14,636	124,807	(99,018)	133,088

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of income for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,868	11,964	110,893	(1,789)	124,936
Cost of sales (including depreciation and impairment)	4	6,143	10,473	90,018	(528)	106,110
Selling, general and administrative	281	347	41	7,182	(1,261)	6,590

Operating income (loss)	(285)	(2,622)	1,450	13,693	—	12,236
Income from investments in associates and joint ventures	5,632	1,402	(1,314)	1,565	(5,632)	1,653
Financing costs—net	1,016	(58)	(136)	(3,058)	(116)	(2,352)

Income before taxes	6,363	(1,278)	—	12,200	(5,748)	11,537
Income tax expense (benefit)	(3,036)	(560)	—	4,694	—	1,098

Net income (loss) including minority interest	9,399	(718)	—	7,506	(5,748)	10,439
Net income (loss) attributable to:
Minority interest	—	—	—	1,040	—	1,040

Equity holders of the parent	9,399	(718)	—	6,466	(5,748)	9,399

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(305)	1,488	(472)	13,941	—	14,652

Investing activities:
Purchase of property, plant and equipment	(34)	(111)	(341)	(5,045)	—	(5,531)
Acquisition of net assets of subsidiaries and minorities, net of cash acquired	(46)	—	—	(6,155)	—	(6,201)
Investment in associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposal of financial fixed assets and other investing activities (net)	143	1	828	1,446	—	2,418

Net cash used in investing activities	(612)	(110)	487	(12,193)	—	(12,428)

Financing activities:
Proceeds from short term debt	2,950	—	—	4,171	—	7,121
Proceeds from long-term debt , net of debt issuance costs	4,450	—	—	10,149	—	14,599
Payments of short term debt	(3,560)	(1,362)	—	(6,798)	—	(11,720)
Payments of long-term debt	(770)	(19)	(18)	(4,320)	—	(5,127)
Purchase of treasury stock	—	—	—	(4,440)	—	(4,440)
Sale of treasury stock for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(4,084)	3,639	(2,576)
Dividends received	3,639	—	—	—	(3,639)	—
Others financing activities (net)	(3,742)	—	—	3,685	—	(57)

Net cash provided by (used in) financing activities	904	(1,381)	(18)	(1,637)	—	(2,132)

Effect of exchange rate changes—cash	22	—	—	(398)	—	(376)
Net increase (decrease) in cash and cash equivalents	9	(3)	(3)	(287)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	3	8	7,843	—	7,860

At the end of the year	15	—	5	7,556	—	7,576

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 20, 2009

EXHIBIT INDEX

Exhibit Number	Description
1.1.	Amended and Restated Articles of Association of ArcelorMittal dated May 13, 2008 and published in the Mémorial C (Official Gazette) on June 19, 2008.

2.1.*	ArcelorMittal Global Stock Option Plan, effective September 15, 1999 (filed as Exhibit 4.1 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2000 (File No. 001-14666), and incorporated by reference herein).

4.1.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.2.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.3.*	Agreement dated November 30, 2006 among ArcelorMittal (formerly known as Mittal Steel Company N.V.), the Arrangers named therein, the Original Lenders named therein and the Facility Agent named therein (filed as Exhibit 10.2 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2006 (File No. 001-14666), and incorporated by reference herein).

4.4.*	Confirmation of extension of revolving credit facility under the Agreement dated November 30, 2006 (filed as Exhibit 4.4 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.5.*	Novation Agreement dated December 10, 2007 among ArcelorMittal, ArcelorMittal Finance and the Facility Agent named therein (filed as Exhibit 4.5 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.6.	Novation Agreement dated October 23, 2008 among ArcelorMittal, ArcelorMittal Finance, Banco Sabadell and the Facility Agent.

4.7.*	Merger Agreement between ArcelorMittal and Mittal Steel Company N.V., dated May 2, 2007 (included as Annex A to the proxy statement/prospectus forming a part of ArcelorMittal’s registration statement on Form F-4 (File No. 333-144169) filed with the Commission on June 29, 2007, and incorporated by reference herein).

4.8.*	Merger Agreement between Arcelor and ArcelorMittal, dated September 25, 2007 (included as Annex A to the proxy statement/prospectus forming a part of Arcelor’s registration statement on Form F-4 (File No. 333-146371) filed with the Commission on September 28, 2007, and incorporated by reference herein).

4.9.*	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 18 million shares (filed as Exhibit 4.8 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

4.10.*	Share Purchase Agreement by and between Carlo Tassara International S.A. and ArcelorMittal dated February 19, 2008 for the Purchase of 7 million shares (filed as Exhibit 4.9 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 333-146371), and incorporated by reference herein).

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

1

Exhibit Number	Description
13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

15.2.	Consent of Deloitte Accountants B.V. (Mittal Steel Company N.V. and subsidiaries).

15.3.	Consent of KPMG Audit S.à r.l. (Arcelor S.A. and subsidiaries).

*	Previously filed.

2