Form 20-F
period 2009-12-31
ArcelorMittal
filed 2010-02-12
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Grand Duchy of Luxembourg. Fax: 011 352 4792 89 3937

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

1,560,914,610

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

For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA Inc.	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc	ArcelorMittal Mines Canada	Canada
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe SA	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange SA	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Hochfeld GmbH	ArcelorMittal Hochfeld	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	Sicartsa	Mexico
ArcelorMittal Madrid S.L.	ArcelorMittal Madrid	Spain
ArcelorMittal Montreal Inc	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Ruhrort GmbH	ArcelorMittal Ruhrort	Germany
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium	AMSB	Belgium

Steel Solutions and Services
ArcelorMittal International Luxembourg SA	ArcelorMittal International	Luxembourg

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products and exclude direct reduced iron (DRI), hot metal, coke, etc.;

•	“sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products (a short ton is equal to 907.2 kilograms or 2,000 pounds);

•

“tonnes” or “MT” are to metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated July 15, 2009;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet;

•	“DMTU” or “dmtu” stand for dry metric tonne unit;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars, the official currency of the United States;

•	“AUD$” or “AUD” are to Australian dollars, the official currency of Australia;

•	“C$” or “CAD” are to Canadian dollars, the official currency of Canada;

•	“Rs” are to Indian rupees, the official currency of India;

•	“HK$” are to Hong Kong dollars, the official currency of Hong Kong;

•	“CNY” are to Chinese yuan, the official currency of China;

•

“downstream” are to finishing operations, for example in the case of flat products, the process after the production of hot-rolled coil/plates, and in case of long products, the process after the production of blooms/billets;

•

“upstream” are to operations that precede downstream steel-making, such as mining, coke, sinter, DRI, blast furnace, blast oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

•	“euro”, “euros”, “EUR” or “€” are to the currency of the European Union member states participating in the European Monetary Union;

•	“number of employees” are to employees on the payroll of the Company;

•	“Significant shareholder” are to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together own approximately 40.84% of ArcelorMittal’s outstanding voting equity as at December 31, 2009;

•	“brownfield project” are to the expansion of an existing operation;

•	“greenfield project” are to the development of a new project;

•	“coking coal” are to coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process;

•

“direct reduced iron” (“DRI”) are to metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production;

•	“energy coal” are to coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal;

•	“metallurgical coal” are to a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection process;

•	“BRICET” are to the countries of Brazil, Russia, India, China, Eastern Europe and Turkey;

•	“CIS” are to the countries of the Commonwealth of Independent States; and

•	the “Spanish Stock Exchanges” are to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal (of which Mittal Steel Company N.V. is the predecessor) and its consolidated subsidiaries, including the consolidated statement of financial position as of December 31, 2008 and 2009, and the consolidated statements of operations, changes in equity and cash flows for each of the years ended December 31, 2007, 2008 and 2009. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

ArcelorMittal’s significant acquisitions in 2007, 2008 and 2009 have been accounted for using the purchase method of accounting, with ArcelorMittal as the acquiring entity in accordance with IFRS 3, “Business Combinations”.

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

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	a failure of the economy to recover from the recent downturn, or a prolonged period of weak economic growth, either globally or in ArcelorMittal’s key markets;

•	the risk that excessive capacity in the steel industry globally and particularly in China may hamper the steel industry’s recovery and prolong the downward cycle;

•	the risk of a protracted fall in steel prices or of price volatility;

•	any volatility or increases in the cost, or shortages in the supply, of raw materials, energy and transportation;

•

the risk that unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability, or that national trade restrictions could hamper ArcelorMittal’s access to key export markets;

•	the risk that developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position;

•	increased competition from other materials, which could significantly reduce market prices and demand for steel products;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the risk that ArcelorMittal’s high level of indebtedness could make it difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•	ArcelorMittal’s ability to manage its growth;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Mr. Lakshmi N. Mittal, ArcelorMittal’s Chairman of the Board of Directors and Chief Executive Officer;

•	the risk that the earnings and cash flows of ArcelorMittal’s operating subsidiaries may not be sufficient to meet future needs or for planned dividends or share buy-backs;

•

the risk that changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of tangible and intangible assets, including goodwill;

•

the risk that significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements;

•	risks relating to greenfield and brownfield projects that are part of ArcelorMittal’s growth strategy;

•	risks relating to ArcelorMittal’s mining operations;

•	ArcelorMittal’s ability to fund under-funded pension liabilities;

•	the risk of labor disputes;

•	economic policy, political, social and legal risks and uncertainties in the countries in which ArcelorMittal operates or proposes to operate;

•	fluctuations in currency exchange rates and the risk of impositions of exchange controls in countries where ArcelorMittal operates;

•	the risk of disruptions to ArcelorMittal’s manufacturing operations;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide inadequate coverage;

•	the risk of product liability claims adversely affecting ArcelorMittal’s operations;

•	the risk of potential liabilities from investigations and litigation regarding antitrust matters;

•	the risk that ArcelorMittal’s governance and compliance processes may fail to prevent regulatory penalties or reputational harm;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates are; and

•	the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets.

These factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of its predecessor company Mittal Steel Company N.V., as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

Consolidated Statements of Operations

(Amounts in $ millions except per share data and percentages)

	2005	2006	2007	2008(6)	2009
Sales(1)	$28,132	$58,870	$105,216	$124,936	$65,110
Cost of sales (including depreciation and impairment)(2)(3)	22,341	48,378	84,953	106,021	62,913
Selling, general and administrative	1,062	2,960	5,433	6,590	3,875
Operating income/(loss)	4,729	7,532	14,830	12,325	(1,678)

Operating income as percentage of sales	16.80%	12.80%	14.10%	9.87%	(2.58)%
Other income—net	214	49	—	—	—
Income from investments in associates and joint ventures	86	301	985	1,653	58
Financing costs—net	(353)	(654)	(927)	(2,352)	(2,817)
Income/(loss) before taxes	4,676	7,228	14,888	11,626	(4,437)
Net income (including non-controlling interest)	3,795	6,106	11,850	10,498	75
Net income attributable to equity holders of the parent	3,301	5,247	10,368	9,466	118
Basic earnings per common share(4)	$4.80	$5.31	$7.41	$6.84	$0.08
Diluted earnings per common share(4)	$4.79	$5.30	$7.40	$6.83	$0.08
Dividends declared per share	$0.30	$0.50	$1.30	$1.50	$0.75

Consolidated Statements of Financial Position
(Amounts in $ millions except share data)

	2005	2006	2007	2008(6)	2009

Cash and cash equivalents, including short-term investments and restricted cash	$2,149	$6,146	$8,105	$7,587	$6,009
Property, plant and equipment	19,045	54,573	61,994	60,251	60,385
Total assets	33,867	112,681	133,625	133,155	127,697
Short-term debt and current portion of long-term debt	334	4,922	8,542	8,409	4,135
Long-term debt, net of current portion	7,974	21,645	22,085	25,667	20,677
Net assets	15,457	50,228	61,535	59,317	65,398
Share capital	60	17	9,269	9,269	9,950
Basic weighted average common shares outstanding (millions)	687	988	1,399	1,383	1,445
Diluted weighted average common shares outstanding (millions)	689	989	1,401	1,386	1,446

	2005	2006	2007	2008(6)	2009

Other Data
Net cash provided by operating activities	$3,874	$7,122	$16,532	$14,652	$7,278
Net cash used in investing activities	(7,512)	(8,576)	(11,909)	(12,428)	(2,784)
Net cash (used in) provided by financing activities	3,349	5,445	(3,417)	(2,132)	(6,347)
Total production of crude steel (thousands of tonnes)	48,916	85,620	116,415	103,326	73,236
Total shipments of steel products (thousands of tonnes)(5)	44,614	78,950	109,724	101,691	71,071

(1)	Including $2,339 million, $3,847 million, $4,767 million, $6,411 and $3,170 million of sales to related parties for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively (see Note 13 to ArcelorMittal’s consolidated financial statements).
(2)	Including $914 million, $1,740 million, $2,408 million, $2,391 million and $1,945 million of purchases from related parties for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(3)	Including depreciation and impairment of $1,113 million, $2,324 million, $4,570 million, $6,104 million and $5,458 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.
(4)	Basic earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share include the stock option assumed shares in the weighted average number of common shares outstanding during the periods presented.
(5)	Shipment volumes of steel products for the operations of the Company include certain intra-company shipments.
(6)	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see Note 3 to ArcelorMittal’s consolidated financial statements).

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Steel Industry

The downturn in the global economy during 2008 and 2009 caused a sharp reduction in worldwide demand for steel. Should the global economy or the economies of ArcelorMittal’s key selling markets fail to recover or enter a protracted period of weak growth, this would have a material adverse effect on the steel industry and ArcelorMittal.

ArcelorMittal’s activities and results are substantially affected by international, national and regional economic conditions. Starting in September 2008 and lasting through much of 2009, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, sharply reduced demand for steel products worldwide. This had, and to some extent continues to have, a pronounced negative effect on ArcelorMittal’s business and results of operations.

Although the global economy showed signs of recovery by the end of 2009, should the incipient recovery falter, the outlook for steel producers will again worsen. See “Item 5—Operating and Financial Review and Prospects—Overview—Economic Environment”. In particular, a renewed recession or period of below-trend growth in the United States and Europe, or slow growth in emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would have a material adverse effect on the steel industry. Continued weakness in sectors of the economy that are substantial consumers of steel products, such as the automotive industry (to which ArcelorMittal shipped approximately 9.8 million tonnes of steel in 2009 after having shipped 15.0 million tonnes in 2008) and the construction industry, or additional bankruptcies of large companies in such industries, would also hurt steel producers. Notwithstanding ArcelorMittal’s size and global presence, protracted declines in steel consumption caused by poor economic conditions in any major markets or by the deterioration of the financial condition of any key customers would have a material adverse effect on demand for, and prices of, its products and hence its results. An uneven recovery, with positive growth limited to certain regions, or excluding key markets such as the European Union and the United States, which respectively accounted for 46% and 15% of the Company’s sales in 2009, would also have an adverse effect on ArcelorMittal’s results of operations and prospects.

In response to the market downturn and the fall in demand for steel products towards the end of 2008 and the first half of 2009, the Company announced and began implementing several measures, including reducing capital expenditures, cutting costs, improving productivity, cutting steel production and reducing debt. See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Initiatives in Response to Changing Market Conditions” and “Item 5—Operating and Financial Review and Prospects—Liquidity & Capital Resources”. Although these measures helped the Company to weather the crisis, and while demand, production levels and prices have started to recover in certain segments and markets, the extent, timing and duration of the recovery remains uncertain. The extent to which the rebound in the steel market can be ascribed to a recovery in “real” underlying demand, as opposed to “apparent” demand resulting from de-stocking, remains uncertain. An unsustainable recovery and persistent weak economic conditions in any of the Company’s key markets would adversely affect operational results, and could necessitate the extension or expansion of the conservative measures undertaken during the crisis, which in itself could have a material adverse effect on the Company’s results of operations and growth prospects.

Excess capacity and oversupply in the steel industry globally and particularly in China may hamper the steel industry’s recovery and prolong the downward cycle.

In addition to economic conditions, the steel industry is affected by global production capacity and fluctuations in steel imports/exports and tariffs. The steel industry has historically suffered from structural over-capacity. The industry is currently characterized by a substantial increase in production capacity in the developing world, particularly in China, but also in India and other emerging markets. China is now the largest global steel producer by a large margin, with the balance between its domestic production and consumption being an important factor in global steel prices. Chinese steel exports, or conditions favorable to them (excess steel capacity in China and/or higher market prices for steel in markets outside of China) can have a significant impact on steel prices in other markets, including the U.S. and Europe. Over the short to medium term ArcelorMittal is exposed to the risk of steel production increases in China and other markets outstripping increases in real demand, which may weigh on price recovery.

Protracted low steel prices would have a material adverse effect on the results of ArcelorMittal, as could price volatility.

Steel prices are volatile, reflecting the highly cyclical nature of the global steel industry. After rising steadily during 2007 and into the third quarter of 2008, global steel prices fell sharply, as the credit crisis led to a collapse in global demand. Prices remained depressed during the first half of 2009, despite widespread production cuts. During the second half of 2009 a gradual recovery was seen in certain segments and markets. See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Steel Prices”. Lower prices have had an adverse effect on steel producers in general, including ArcelorMittal, due to lower revenues, margins and writedowns of finished steel products and raw material inventories.

Significant price decreases during periods of economic weakness have historically not been balanced by a commensurate price increases during periods of economic strength. Although prices have recovered and stabilized since the crisis to a certain degree, the timing and extent of the recovery and potential return to pre-crisis price levels remains uncertain. The initial rebound in the international steel market was due in part to a rebound in apparent demand resulting from de-stocking. However, the extent of the recovery in real demand remains uncertain. A sustained price recovery will most likely require a broad economic recovery, in order to underpin an increase in real demand for steel products by end users.

In addition to macroeconomic trends, steel prices are sensitive to developments in particular industries, such as the automotive, construction, appliance, machinery, equipment and transportation, which are the main markets for ArcelorMittal’s products. A resumed downturn in steel prices would materially and adversely affect ArcelorMittal’s revenues and profitability, including because of potential further write-downs of steel products and raw materials inventories.

See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations.”

Volatility in the prices of raw materials, energy and transportation, including mismatches between trends in prices for raw materials and steel, as well as limitations on or disruptions in the supply of raw materials, could adversely affect ArcelorMittal’s profitability.

Steel production requires substantial amounts of raw materials and energy, including iron ore, coking coal and coke, scrap, electricity and natural gas, which are subject to significant price volatility. In 2006, 2007, and through the first half of 2008, the prices of most commodities used in the steel-making process rose sharply before collapsing in late 2008 as a result of the global economic crisis. In May 2009, the annual benchmark price of iron ore for 2009 was set at a level 28-33% below the 2008 benchmark price. Prices on the spot market have since recovered significantly, and it is likely that benchmark iron prices for 2010 and 2011 will reverse some or all of the declines experienced during the height of the economic crisis. The prices of coking coal, zinc and nickel, as well as scrap, have followed a similar trend. See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Raw Materials.”

The availability and prices of raw materials may be negatively affected by, among other factors; new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; fluctuations in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers and the availability and cost of transportation. Although ArcelorMittal has substantial captive sources of iron ore and coal from its own mines and is expanding output at such mines and also has new mines under development, it still obtains a significant portion of its raw materials requirements under long-term supply contracts (such as the Brazilian mining company Vale). The raw materials industry is highly concentrated and suppliers in recent years have had significant pricing power, as was the case during 2007 and the first half of 2008, when demand peaked at record levels. Further consolidation among suppliers—for example, the announced iron ore joint venture between mining companies BHP Billiton and Rio Tinto—would exacerbate this trend. Should raw materials suppliers move toward sales based on spot prices rather than long-term fixed price contracts, steel producers would face increased exposure to production cost and price volatility, which may in turn reduce their access to reliable supplies of raw materials. Any prolonged interruption in the supply of raw materials or energy, or increases in costs which ArcelorMittal cannot pass on to its customers, could adversely affect its business, financial condition, results of operations or prospects.

Energy costs, including the cost of electricity and natural gas, represent a substantial portion of the cost of goods sold by steel companies. Historically, energy prices have varied significantly, and this trend may continue due to market conditions and other factors beyond the control of steel companies. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of energy, steel companies are sensitive to natural gas prices and are dependent on having access to reliable supplies.

Despite the fact that steel and raw material prices are historically highly correlated with both having experienced significant declines during the crisis, this correlation is not guaranteed. In addition, ArcelorMittal sources a substantial portion of its raw materials through annual fixed price contracts, thereby creating the risk of adverse differentials between its own production costs and steel price trends, as was the case during the fourth quarter of 2008 and the first half of 2009, when the Company experienced a margin squeeze and recorded significant write-downs and provisions on raw material supply contracts. If raw materials and energy prices rise significantly (either as a result of supply constraints or other reasons) but prices for steel do not increase commensurately, it would have a negative effect on ArcelorMittal’s business, financial condition, results of operations and prospects.

Unfair trade practices in ArcelorMittal’s home markets could negatively affect steel prices and reduce ArcelorMittal’s profitability, while trade restrictions could limit ArcelorMittal’s access to key export markets.

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies such as China. As a consequence of the recent global economic crisis, there is an increased risk of unfairly-traded steel exports from such countries into various markets including North America and Europe, in which ArcelorMittal produces and sells its products. Such imports could have the effect of reducing prices and demand for ArcelorMittal products.

In addition, ArcelorMittal has significant exposure to the effects of trade actions and barriers due the global nature of its operations. Various countries have in the past instituted, or are currently contemplating the implementation of, trade actions and barriers, which could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

See “Item 4B—Information on the Company—Business Overview—Government Regulations”.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies operate are highly competitive. Competition—in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases, amid an incipient recovery, or exporters selling excess capacity from markets such as China—could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing. Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.

Competition from other materials could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Government regulatory initiatives mandating the use of such materials in lieu of steel, whether for environmental or other reasons, as well as the development of other new substitutes for steel products, could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

ArcelorMittal is subject to strict environmental laws and regulations, including with respect to greenhouse gas emissions, that could give rise to a significant increase in costs and liabilities.

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations can be significant. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations, and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect the Company’s reputation or the operations of key facilities.

Compliance with new and more stringent environmental obligations—particularly those arising from policies limiting greenhouse gas emissions—may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The European Union has already established greenhouse gas regulations and many other countries, including the United States, are in the process of doing so. Such regulations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, or other regulatory initiative, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

Moreover, many developing nations, including China, have not yet instituted significant greenhouse gas regulations. It is possible that any international agreement to regulate emissions (including any pact that emerges in the aftermath of the December 2009 UN Climate Change Conference in Copenhagen) may provide exemptions and lesser standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may be also the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

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

ArcelorMittal is subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties.

Despite ArcelorMittal’s significant efforts to monitor and reduce accidents at its facilities (see “Item 4B—Business Overview—Government Regulations—Health and Safety Laws and Regulations”), there remains a risk that health and safety incidents may occur, which may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such incidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other incidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such incidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

ArcelorMittal may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rates within our workforce in Africa and other regions. ArcelorMittal may also be affected by potential H1N1 outbreaks in any of the regions in which it operates.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns. For example, following accidents in 2006 and 2007 that resulted in numerous fatalities, the Kazakh government threatened to revoke the operating license of ArcelorMittal Temirtau unless additional safety measures were implemented. Since then, ArcelorMittal has cooperated with authorities to implement these measures or otherwise reach agreement on necessary remedial action. Nevertheless, the episode remains illustrative of risks presented by health and safety issues, from both a reputational and operational standpoint.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2009, ArcelorMittal had total debt outstanding of $25 billion, consisting of $4 billion of short-term indebtedness (including payables to banks and the current portion of long-tem debt) and $21 billion of long-term indebtedness. As of December 31, 2009, ArcelorMittal had $6 billion of cash and cash equivalents, including short-term investments and restricted cash, and $11 billion available to be drawn under existing credit facilities. Substantial amounts of indebtedness mature in 2010 ($4.1 billion), 2011 ($4.3 billion), 2012 ($1.5 billion), 2013 ($4.1 billion) and 2014 ($4.0 billion). See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

In response to the downturn in the global steel market and difficult credit market conditions in late 2008, ArcelorMittal reduced its “net debt” (i.e., long-term debt plus short-term debt less cash and cash equivalents and restricted cash) by approximately $13.7 billion at the end of 2009 from September 30, 2008. This reduction, as well as an extension of ArcelorMittal’s debt maturity profile, resulted in part from a series of debt, equity and convertible bond offerings in 2009 totaling approximately $13.1 billion. Although these transactions improved the Company’s liquidity position, debt maturity profile and gearing, its financing costs have generally risen due to the higher interest rates paid on recent financings. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financings—Debt Securities and Other Loans, Convertible Bonds and Equity Financings—2009 Capital Markets Transactions.”

Although the global financial crisis eased during the second half of 2009, conditions in global capital and credit markets generally remain volatile and uncertain, particularly for companies with high leverage or in sectors that have been especially affected by the global economic downturn, including steel and other basic material producers. Conditions in global financial markets could conceivably relapse and deteriorate sharply as they did in September 2008, including in response to political or financial news such as significant credit losses at a systemically important financial institution, company or sovereign country (many of which accumulated large amounts of debt during the 2008-2009 recession as a result of decreased tax revenues and increased spending to finance economic stimulus and bailouts). ArcelorMittal could, in order to increase financial flexibility during a period of reduced availability of credit, implement capital raising measures such as equity offerings or asset disposals, which could in turn create a risk of diluting existing shareholders, receiving relatively low proceeds and/or causing substantial accounting losses (particularly if done in difficult market conditions).

ArcelorMittal’s principal credit facilities (described under “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”) contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In August 2009, the Company signed agreements with the lenders under its principal credit facilities to amend this ratio, referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. ArcelorMittal also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These include restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees. As of December 31, 2009, the Leverage Ratio stood at approximately 3.2 to one, up from 1.1 to one as of December 31, 2008 and 1.7 to one as of June 30, 2009.

Limitations arising from the restrictive and financial covenants described above could limit ArcelorMittal’s operating and financial flexibility, including to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate, creating liquidity pressures. ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Furthermore, a significant part of ArcelorMittal’s debt is at variable rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase). Depending on market conditions, ArcelorMittal may use interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed. As of December 31, 2009, approximately 64% (61% after taking swaps into account) of the outstanding indebtedness of ArcelorMittal and its subsidiaries was at fixed rates of interest.

ArcelorMittal’s long-term corporate credit rating is currently BBB according to Standard & Poor’s Ratings Services and Fitch Ratings, and Baa3 according to Moody’s Investors Service. ArcelorMittal experienced credit rating downgrades in 2009. On May 20, 2009, Moody’s Investors Service downgraded ArcelorMittal’s Baa2 rating to Baa3 and assigned a stable outlook. On June 5, 2009, Standard & Poor’s Ratings Services downgraded the Company’s BBB+ long-term corporate credit rating to BBB, and kept its outlook negative. On July 31, 2009, Fitch Ratings changed ArcelorMittal’s outlook to negative from stable. See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. The ratings agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, or trends in credit and capital markets more generally. Any decline in ArcelorMittal’s credit rating would increase its cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

ArcelorMittal has grown through acquisitions and will likely continue to do so. Failure to manage external growth and difficulties integrating acquired companies could harm ArcelorMittal’s future results of operations, financial condition and prospects.

ArcelorMittal results from Mittal Steel Company N.V.’s 2006 acquisition of, and 2007 merger with, Arcelor, a company of approximately equivalent size. Arcelor itself resulted from the combination of three steel companies, and Mittal Steel had previously grown through numerous acquisitions over many years. ArcelorMittal made numerous acquisitions in 2007 and 2008 before curtailing M&A activity in 2009. Its strategy going forward includes external growth through acquisitions.

The Company’s past growth through acquisitions has entailed significant investment and increased operating costs, as well as requiring greater allocation of management resources away from daily operations. Managing growth has required the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, attracting and retaining qualified management and personnel as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to continue to manage such growth could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if integration of acquisitions is not successful, ArcelorMittal could lose key personnel and key customers, and may not be able to retain or expand its market position.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2009, Mr. Lakshmi N. Mittal (along with his wife, Mrs. Usha Mittal) own 637,504,863 of ArcelorMittal’s outstanding common shares, representing approximately 40.84% of ArcelorMittal’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of ArcelorMittal.

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

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its common shares or conduct share buy-backs. Some of these operating subsidiaries have outstanding debt obligations or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends. Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If earnings and cashflows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals.

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill, which is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 8 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the fair value of goodwill could fall significantly and result in impairment. While impairment of goodwill does not affect reported cash flows, it does result in a non-cash charge in the consolidated statement of operations, which could have a material adverse effect on ArcelorMittal’s results of operations or financial position. Based on its impairment review in connection with the preparation of its 2009 financial statements, the Company did not record any impairment of goodwill at December 31, 2009. Management believes, however, that reasonably possible changes in key assumptions used in assessing value in use would cause an impairment loss to be recognized in respect of the Company’s AACIS and Stainless Steel segments, which account for approximately $1.5 billion and $1.8 billion of goodwill, respectively. At December 31, 2009, the Company had $14.8 billion of goodwill and $2.2 billion of other intangibles, compared to $14.2 billion of goodwill and $2.5 billion of other intangibles at December 31, 2008. See Note 8 to ArcelorMittal’s consolidated financial statements.

The Company also analyzes at each reporting date the recoverable amount of its manufacturing property, plant and equipment based on its value in use, and records an expense to the extent that the recoverable amount is less than the carrying amount. For the year ended December 31, 2009, the Company recorded an impairment loss of $564 million in this respect.

No assurance can be given as to the absence of significant further impairment charges in future periods, particularly if market conditions deteriorate again as they did in 2008-2009.

Capital expenditure commitments and other undertakings arising from past investments may limit ArcelorMittal’s operational flexibility, add to its financing requirements and adversely affect its results of operations and prospects.

In connection with the acquisition of certain operating subsidiaries and other investments, ArcelorMittal has committed itself to significant capital expenditures and other undertakings. See “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 21 to ArcelorMittal’s consolidated financial statements. ArcelorMittal expects to fund these commitments primarily through internal sources, but it cannot provide assurances in this regard or guarantee that these projects will be completed on time if at all. Failure to comply with commitments in connection with past growth projects may result in forfeiture of a part of ArcelorMittal’s investment, the loss of tax and regulatory benefits, and/or disputes that could have a material adverse effect on ArcelorMittal’s financial condition or results of operations.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks, which, if realized, could adversely affect ArcelorMittal’s results of operations and financial condition.

As a part of its future growth strategy, the Company plans to expand its steel making capacity and raw materials self-sufficiency through a combination of brownfield growth, new greenfield projects and acquisition opportunities, mainly in emerging markets such as India, Africa and Brazil. See “Item 4—Information on the Company—Business Overview—Business Strategy.” To the extent that these plans proceed, these projects would require substantial capital expenditures (with the attendant risks noted above), and timely completion may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s projects in India), demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. The Company cannot guarantee that it will be able to execute these projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

ArcelorMittal’s mining operations are subject to mining risks.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities in recent years. Mining operations are subject to hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	incidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination;

Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	gas and coal outbursts;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

ArcelorMittal is exposed to all of these hazards. Among other accidents experienced over recent years, in January 2008, a methane gas explosion at ArcelorMittal’s Abaiskaya underground mine in Kazakhstan resulted in 30 fatalities and a cessation or disruption of operations for six months. On June 2, 2008 a coal and gas explosion caused by an unpredictable geological failure took place at the Tentekskaya mine in Kazakhstan and claimed the lives of five miners. Since then, the development roadway has been recovered and operations have resumed. The reoccurrence of any of these events, or the occurrence of any of those listed above, could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2009, the value of ArcelorMittal USA’s pension plan assets was $2.1 billion, while the projected benefit obligation was $3.3 billion, resulting in a deficit of $1.1 billion. At December 31, 2009, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $2.4 billion, while the projected benefit obligation was $2.9 billion, resulting in a deficit of $492 million. At December 31, 2009, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $644 million, while the projected benefit obligation was $2.5 billion, resulting in a deficit of $1.9 billion. ArcelorMittal USA also had a partially underfunded post-employment benefit obligation of $4.0 billion relating to life insurance and medical benefits as of December 31, 2009. The value of ArcelorMittal USA post-employment benefit plan assets were $559 million, resulting in a deficit of $3.4 billion. ArcelorMittal’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $778 million relating to life insurance and medical benefits as of December 31, 2009. ArcelorMittal’s European subsidiaries also had a partially under-funded post-employment benefit obligation of $564 million relating to life insurance and medical benefits as of December 31, 2009. See Note 22 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s funding obligations depend upon future asset performance, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. In these circumstances funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. ArcelorMittal periodically experiences strikes and work stoppages at various facilities prolonged strikes or work stoppages, which may increase in their severity and frequency and may have an adverse effect on the operations and financial results of ArcelorMittal.

ArcelorMittal is subject to economic policy risks and political, social and legal uncertainties in some of the developing countries in which it operates or proposes to operate. Any deterioration or disruption of the business environment in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a large number of developing countries. In recent years, many of these countries have implemented measures aimed at improving the business environment and providing a stable platform for economic development. ArcelorMittal’s business strategy has been developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure will continue, but which cannot be guaranteed, particularly in light of the recent global economic crisis. Risks of widespread insolvency, mass unemployment and the deterioration of various sectors of the economies where ArcelorMittal operates increased during crisis. Any slowdown in the development of these economies could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects, as could insufficient investment by government agencies or the private sector in physical infrastructure. For example, the failure of a country to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in ArcelorMittal’s production.

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems. Political, economic and legal reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in developing countries are vulnerable to their populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has announced a policy of selective nationalization of companies operating in the country, and has effected a number of nationalizations. Although ArcelorMittal believes that the long-term growth potential in developing markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange markets, as well as by exchange controls imposed by governmental authorities in the countries where it operates.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency), fluctuations in exchange rates to the U.S. dollar, could have an adverse effect on its business, financial condition, results of operations or prospects.

ArcelorMittal also operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations, such as occurred in Venezuela in January 2010. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4B—Information on the Company—Business Overview—Government Regulations—Foreign Exchange”.

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

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both these areas are prone to earthquakes of varying magnitudes. ArcelorMittal Point Lisas is located in Trinidad, which is vulnerable to hurricanes. Extensive damage to these facilities or any other major production complexes and staff casualties whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it is not fully insured against all business risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the operating subsidiaries of ArcelorMittal also maintains various other types of insurance, such as workmen’s compensation insurance and marine insurance.

In addition, ArcelorMittal maintains trade credit insurance on receivables from selected customers, subject to limits that it believes are consistent with those in the steel industry, in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. Not all of ArcelorMittal’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

As a result of the 2008-2009 economic downturn, which has had a particularly severe impact on certain countries and industries, including the automobile industry, insurers no longer provide coverage for certain customers or impose trade credit insurance limits that are not sufficient to cover the Company’s exposure to certain customers.

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

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications. There could be significant consequential damages resulting from the use of such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products could leave ArcelorMittal uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

ArcelorMittal is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities and litigation, among others, regarding its pricing and marketing practices or other antitrust matters.

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets and its historically acquisitive growth strategy, ArcelorMittal could be the target of governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects.

ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in December 2008 the French Competition Council ruled that subsidiaries of ArcelorMittal had agreed with their competitors to fix prices and allocate markets and customers during the 1999 to 2004 period and imposed a fine of €301.78 million, although the fine was subsequently reduced on appeal in January 2010 to €42 million. Also, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA Inc. and other steel manufacturers, alleging on behalf of direct purchasers that the defendants conspired since 2005 to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a lawsuit on behalf of indirect purchasers, have been filed and have been reassigned to the court overseeing this lawsuit. A motion by the defendants in the case to dismiss the complaint was denied in June 2009. Antitrust proceedings and investigations involving ArcelorMittal and its subsidiaries are also currently pending in Brazil, Europe and South Africa.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have ranged as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. With respect to the pending U.S. federal court litigation, ArcelorMittal could be subject to treble damages. Although ArcelorMittal has established reserves for certain antitrust claims (see “Item 8A—Financial Information—Legal Proceedings—Legal Claims—Competition/Antitrust Claims”), unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its financial performance and its financial condition.

In addition to regulatory risk relating to antitrust, ArcelorMittal has been, and to some degree remains, subject to regulatory risk relating to state aid received in past years in connection with its acquisitions of certain steel facilities in Eastern Europe that were privatized. A breach or purported breach of the European Union’s rules and transitional arrangements governing this state aid could result in a decision by the European Commission ordering relevant government authorities to take measures to recover the aid that was granted. In Romania, compliance with the transitional arrangements is currently being reviewed.

ArcelorMittal’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

ArcelorMittal operates in a global environment, and its activities straddle multiple jurisdictions and complex regulatory frameworks at a time of increased enforcement activity worldwide. The Company’s governance and compliance processes, which include the review of internal control over financial reporting, may not prevent all future breaches of law, accounting or governance standards. ArcelorMittal may be subject to breaches of its Code of Business Conduct, business conduct protocols and instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 18 to ArcelorMittal’s consolidated financial statements.

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

At December 31, 2009, ArcelorMittal had $4.8 billion recorded as deferred tax assets on its statement of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2009, the amount of future income required to recover ArcelorMittal’s deferred tax assets was approximately $16.4 billion at certain operating subsidiaries.

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

ArcelorMittal is incorporated under the laws of the Grand Duchy of Luxembourg with its principal executive offices and corporate headquarters in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside of the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this annual report.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

ArcelorMittal Overview

ArcelorMittal is the world’s largest and most global steel producer. It results from the combination in 2006 of Mittal Steel and Arcelor, which were at the time the world’s largest and second largest steel companies by production volume respectively.

ArcelorMittal had sales of approximately $65.1 billion, steel shipments of approximately 71 million tonnes and crude steel production of approximately 73 million tonnes for the year ended December 31, 2009, as compared to sales of approximately $124.9 billion, steel shipments of approximately 101.7 million tonnes and crude steel production of approximately 103.3 million tonnes for the year ended December 31, 2008.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2009, was $0.1 billion, or $0.08 per share, as compared with net income attributable to equity holders of the parent of $9.5 billion, or $6.84 per share, for the year ended December 31, 2008.

As of December 31, 2009, ArcelorMittal had equity of $65.4 billion, total debt of $24.8 billion and cash and cash equivalents, including restricted cash, of $6.0 billion as compared to equity of $59.3 billion, total debt of $34.1 billion and cash and cash equivalents, including restricted cash, of $7.6 billion as of December 31, 2008.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, and a strong focus on employee well-being and customer service. The Company’s three-dimensional strategy, as described below, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by economic cycles.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and is the second largest producer in the CIS region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2009, ArcelorMittal had approximately 282,000 employees.

ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Stainless Steel; and ArcelorMittal Steel Solutions and Services. ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 47% is produced in Europe and approximately 18% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.

Products: ArcelorMittal produces a broad range of high-quality finished and semi-finished products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 177 countries including the automotive, appliance, engineering, construction and machinery industries.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between developed markets and developing markets. Steel consumption in developed economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Value Chain: ArcelorMittal has significant raw material and mining assets, as well as certain strategic cost-plus based long-term contracts with external suppliers. In 2009 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use), approximately 64% of ArcelorMittal’s iron-ore requirements and approximately 21% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Mexico, South Africa, Ukraine and the United States and has projects under development or prospective development in Liberia, Senegal, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia, South Africa and the United States. It has projects under prospective development in India and has a strategic investment in an Australian pulverized coal producer. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese, molybdenum and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 93% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 14 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Steel Solutions and Services segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Sibalsa (Mexico) in 1992, Sidbec Dosco (Canada) in 1994, Hamberger Stahlwerk (Germany) and Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor. At the time of its acquisition by Mittal Steel in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations. The process of integrating Arcelor and Mittal Steel, including the realization of the targeted $1.6 billion in synergies from the merger, was completed on schedule by the end of 2008.

In 2007, ArcelorMittal continued to pursue a disciplined growth strategy, with a total of 35 transactions announced in Argentina, Austria, Canada, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Turkey, the United Kingdom, Uruguay, the United States and Venezuela, a number of which were completed in 2007. During 2007, ArcelorMittal also announced or completed buy-out offers for non-controlling interests in certain of its subsidiaries in Argentina, Brazil and Poland. ArcelorMittal also initiated development plans for greenfield projects in India, Liberia and Senegal and announced new prospective development projects in Mauritania, Mozambique, Nigeria, Russia, Saudi Arabia and Turkey.

During the first eight months of 2008, ArcelorMittal continued making investments, with significant transactions announced in Australia, Brazil, Canada, Costa Rica, France, Russia, South Africa, Sweden, Turkey, United Arab Emirates, the United States, and Venezuela, the majority of which were completed. During the remainder of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions and other investment activities in light of the deteriorating economic and market environment.

The steel-making and other assets acquired as described above now constitute ArcelorMittal’s major operating subsidiaries. In 2007 and in the first three quarters of 2008, ArcelorMittal’s acquisitions also concentrated on vertical integration (i.e., acquisitions of raw material producers or production sites).

In response to the deep slump in demand for steel products in the last quarter of 2008 and into 2009, the Company sharply curtailed its M&A and investment activities and re-examined its investment projects involving significant capital expenditure including those announced in prior years. As discussed more fully in “Item 5—Operating and Financial Review and Prospects—Overview—Initiatives Taken in Response to Changing Market Conditions”, the Company sharply reduced its capital expenditures for 2009 to $2.8 billion, of which $2.1 billion was for maintenance. For 2010, ArcelorMittal expects higher levels of capital expenditure than in 2009, with growth-oriented capital expenditure (focused mainly on emerging markets and mining operations) expected to resume gradually.

Investments, Acquisitions and Disposals in 2009

ArcelorMittal’s principal investments, acquisitions and disposals for the year ended December 31, 2009 are summarized below.

•

On November 12, 2009, ArcelorMittal announced that it had entered into an agreement to acquire a 13.9% stake in ArcelorMittal Ostrava from a subsidiary of PPF Group N.V., for approximately $371 million. Following completion of the transaction in January 2010, ArcelorMittal holds a 96.4% stake in ArcelorMittal Ostrava.

•

On October 9, 2009, ArcelorMittal entered into an agreement to divest its non-controlling interest in Wabush Mines in Canada, pursuant to which it will receive $34.3 million for its 28.6% stake. The transaction was completed on February 1, 2010.

•

Following the closing of a tender offer on January 7, 2010, the Company acquired a 28.8% stake in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India. The Company expects to purchase an additional 4.9% stake from the promoter of Uttam Galva, the R.K. Miglani family, in due course.

•

On May 7, 2009, ArcelorMittal and the Czech Government agreed to resolve all pending arbitration and litigation regarding the privatization of Nova Hut (now ArcelorMittal Ostrava) and Vitkovice Steel. As part of the agreement, ArcelorMittal agreed to increase its stake in ArcelorMittal Ostrava to approximately 82.55% by acquiring a 10.97% stake held by the Czech Government for $375 million to be paid in seven annual installments, and ArcelorMittal Ostrava entered into a long-term supply agreement for hot metal to Evraz Vitkovice Steel. The transaction was completed in July 2009.

•

On July 21, 2009, ArcelorMittal announced the completion of the acquisition of all the issued and outstanding shares of Noble European Holdings B.V. (“Noble BV”), a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe.

•

On January 23, 2009, ArcelorMittal contributed its 76.9% of stake in Saar Ferngas AG to Luxembourg-based utility Soteg, in which it held a minority ownership stake. Upon completion of the transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.2%. ArcelorMittal then sold 2.48% of Soteg to the Government of Luxembourg and SNCI (“Société Nationale de Crédit et d’Investissement”), a Luxembourg government-controlled investment company in a subsequent transaction that closed on February 16, 2009. Following these transactions and after an internal reorganization, ArcelorMittal retains a 25.3% stake in Soteg, which has been renamed Enovos.

Other Key Events in 2009

•

On December 29, 2009, ArcelorMittal announced a private placement of a $750 million, 17-month mandatorily convertible bond by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon, with the proceeds invested in notes linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (Edemir) of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which ArcelorMittal holds a minority stake. In ArcelorMittal’s consolidated financial statements for the year ended December 31, 2009, the mandatorily convertible bond was recorded as non-controlling interest for $695 million ($684 million net of fees and tax) and $55 million as debt.

•

On December 9, 2009, ArcelorMittal announced that its Board of Directors is proposing Luxembourg’s Minister for Economy and Foreign Trade Jeannot Krecké as an interim board member starting January 1, 2010, replacing Georges Schmit. Mr. Schmit is stepping down due to his appointment as Consul General of Luxembourg based in San Francisco. Mr. Krecke’s full appointment to the Board will be proposed to shareholders at the Company’s annual general meeting on May 11, 2010.

•	On October 2, 2009, ArcelorMittal priced $1 billion principal amount of 7% bonds due 2039, its first issuance of 30-year bonds. The bonds priced at a yield of 7.4%.

•

On September 1, 2009, ArcelorMittal announced that Malay Mukherjee had stepped down from the Company’s Board of Directors in order to pursue other interests. Mr. Mukherjee had joined the Board of Directors in May 2008 after a long and distinguished career in ArcelorMittal’s senior management, most recently as a member of the Group Management Board with responsibility for Asia, Africa, CIS, Mining and Technology.

•

In response to press reports and queries in late July 2009 relating to a possible joint venture spin-off of its stainless steel business, ArcelorMittal stated that it was evaluating various options in relation to this business. ArcelorMittal continues to evaluate its options with respect to its stainless steel business.

•

On July 17, 2009, ArcelorMittal announced an agreement with lenders under its principal credit facilities regarding financial covenant amendments. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

•

On June 5, 2009, as a result of changes in the composition of its Board of Directors following its Annual General Meeting of Shareholders (“AGM”) held on May 12, 2009, ArcelorMittal announced updates to the membership of its Board level committees and the creation of a Risk Management Committee, in line with recent developments in best practices for corporate governance. The Risk Management Committee is responsible for advising the Board of Directors on risk management and ensuring that ArcelorMittal maintains an effective risk management process to support daily management and decision-making.

•	On June 3, 2009, ArcelorMittal closed an offering of two series of euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($3.5 billion).

•	On May 20, 2009, ArcelorMittal closed an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion.

•	On May 6, 2009, ArcelorMittal closed offerings of 140,882,634 common shares and 5.00% convertible senior notes due 2014, the total aggregate gross proceeds from which totaled $4 billion.

•

On April 1, 2009, ArcelorMittal closed a €1.25 billion (approximately $1.6 billion) issuance of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014.

•

On March 20, 2009, ArcelorMittal announced that the shares of its Canadian subsidiary Dofasco would be transferred back to the ArcelorMittal group from Strategic Steel Stichting, a Dutch foundation that had been created by Arcelor in 2006 to hold custody of Dofasco’s shares. In response to market speculation, ArcelorMittal stated that it had no plans to sell Dofasco.

Updates on Previously Announced Investment Projects

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build integrated steel plants in the Indian States of Jharkhand and Orissa, each with a capacity of 12 million tonnes of liquid steel production per year and each at a cost in excess of $10 billion. Implementation of these projects remains contingent on securing necessary mining rights, land and construction permits and necessary regulatory approvals. In late 2009 and early 2010, the Company also took preliminary steps with authorities in the state of Karnataka in South India in view of the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company fully intends to participate in the growth of the Indian steel industry.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second blast furnace that would add one million tonnes per annum of additional capacity. Implementation of the project, estimated to entail an investment of $1.2 billion, was delayed in 2008/2009 due to market conditions but is expected to start in 2010. In August 2008, ArcelorMittal announced additional plans to expand steel production capacity in the long carbon sector in Brazil, but the timing and scope of this other investment, initially estimated at $1.6 billion, are currently under review.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Tubes & Wire Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel, would build facilities with an annual production capacity of 1.2 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of RMB 4.5 billion ($660 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd., would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented (NGO) steel and 100,000 tonnes for grain oriented (GO) electrical steels, with an estimated investment amount of RMB $3.9 billion ($570 million). Implementation of both projects is advancing including with respect to the regulatory approval process.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. ArcelorMittal currently holds 51% and Bin Jarallah Group holds 49% of the joint venture company. The joint venture has arranged financing and construction is commencing with a target to complete by 2012.

Other Investments. ArcelorMittal announced a number of other investment projects in recent years, several of which have been delayed for project-specific reasons (such as delays in obtaining required permits) and/or whose scope and timing have been put under review by management as a result of changed market conditions in the wake of the economic crisis in late 2008 and 2009. With respect to prospective investments in upstream assets, such projects include the integrated iron ore mining and related infrastructure project in Senegal for a total investment of $2.2 billion and with respect to which the Company is in discussions with the State of Senegal, the Kalagadi manganese ore project in South Africa, and the development of iron ore mining in Mauritania. With respect to steel production initiatives, such projects include the prospective $600 million investment to construct a new steel mill in Mexico, and the plans to expand its joint venture partnership with Nippon Steel Corporation by building a new continuous galvanizing line at the I/N Kote facility in New Carlisle, Indiana with an annual capacity of 480,000 tonnes. Certain other previously announced projects, such as the agreement with Canadian-based Adriana Resources Inc. for the development of an iron ore port facility in the State of Rio de Janeiro, Brazil and the agreement to acquire a 49% stake in the share capital of MPP - Mineração Pirâmide Participações Ltda in Brazil, have been terminated.

Recent Developments

•

ArcelorMittal is in the process of developing iron ore mines and related infrastructure in Western Liberia representing an investment initially estimated at $1.5 billion. On January 19, 2010, ArcelorMittal announced it had entered into preliminary discussions with BHP Billiton regarding a possible combination of the companies’ iron ore mining and infrastructure interests in Liberia and Guinea within a joint venture. The iron ore interests of the two companies in Liberia and in Guinea are in close proximity, and the parties consider that the operations could be more competitive if combined. The parties have agreed to work together over the coming months to assess the merits of a partnership and to work closely with relevant government authorities.

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

Telephone: +352 4792-2652

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA Inc.

1 South Dearborn Street, 19th floor

Chicago, Illinois 60603

United States of America

Telephone: + 1 312 899-3400

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

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

Summary of the Mittal Steel-Arcelor Combination and Merger

On August 1, 2006, Mittal Steel acquired 91.9% of the share capital of Arcelor (on a fully diluted basis). Through subsequent transactions Mittal Steel increased its ownership to 94.2%, which included the issued and outstanding shares of Arcelor and all of Arcelor’s convertible bonds, which were acquired in exchange for approximately 680 million Mittal Steel class A common shares and approximately €8.0 billion ($10.4 billion) in cash. On August 1, 2006, Arcelor became a subsidiary of Mittal Steel and its results of operations were included in Mittal Steel’s consolidated results of operations from that date. The acquisition was accounted for using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their estimated fair values as of the acquisition date.

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

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel industry:

Market leader. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of approximately 130 million tonnes of crude steel for the year ended December 31, 2009. Steel shipments for the year ended December 31, 2009 totaled approximately 71 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, Africa and CIS).

ArcelorMittal has a diversified portfolio of products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 177 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 19% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

With a portfolio of assets that is diversified across product segments and geographic regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at a low cost and with a limited impact on the environment. With 15 major research centers, ArcelorMittal possesses an R&D capability unique in the steel industry. Their locations worldwide enable quick transfers of know-how to ArcelorMittal plants across the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

•

In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficiently deploying process improvements throughout its plants worldwide.

•

In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-users. ArcelorMittal continues to lead the way with advanced high-strength steels (AHSS) and high deformability steels in conjunction with a quick deployment at all worldwide customers’ locations.

•

In construction and civil engineering, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

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

For the year ended December 31, 2009, ArcelorMittal’s R&D expense was approximately $253 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•

Diversified production process. Approximately 54.2 million tonnes of crude steel are produced through the basic oxygen furnace route, approximately 18.9 million tonnes through the electric arc furnace route and approximately 0.5 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•	Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges.

•

Upstream integration. ArcelorMittal believes that its relatively high level of self-sufficiency in key raw materials (including 64% iron-ore and 21% metallurgical coal self-sufficiency in 2009) provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•

Downstream integration. ArcelorMittal’s downstream integration through its Steel Solutions and Service segment enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to steel market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel industry. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008. By responding quickly and decisively to opportunities, management succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the current market downturn. In addition, the consolidation in the sector over the past decade led by ArcelorMittal has created an industry with fewer, stronger and more disciplined companies and the industry therefore adjusted more rapidly to the collapse in demand in late 2008/early 2009 than in past downturns. ArcelorMittal’s management has shown similar dynamism in response to the current market downturn. Following the sudden collapse of the market in September 2008, ArcelorMittal took an aggressive response to the crisis, swiftly implementing production cuts, cost-cutting measures and debt reduction to help it weather the downturn and maintain its leading position. Planned cost savings of $5 billion over five years are in process, and debt reduction (including a net debt reduction of $13.7 billion at the end of 2009 from third-quarter 2008 levels) has been achieved. Management’s flexibility and agility have allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response in 2008 and into 2009 that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions.

Proven expertise in steel acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have reduced costs of production, increased productivity and improved the quality of steel produced at these facilities.

Employees. Recognizing them as the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure and size with the Company’s goals and operations; (2) resourcing, workforce planning, skill gaps identification and training which ensures that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of its core business strategy, a revised CR strategy has been developed and communicated to employees, investors and other stakeholders. Based on ArcelorMittal’s values and vision, the CR strategy is concentrated on the areas of safety, employee development and social dialogue; channeling the Company’s expertise to develop cleaner processes and create more environmentally sound products; and enriching and engaging local communities; all of which are underpinned by a commitment to transparent governance practices.

Business Strategy

ArcelorMittal’s success has been built upon a consistent strategy that emphasizes size and scale, vertical integration, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, particularly in China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. Approximately 35% of its steel is produced in the Americas, approximately 47% is produced in Europe and approximately 18% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. ArcelorMittal is able to improve management and spread its risk by operating in six segments (Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Stainless Steel, and Steel Solutions and Services) reflecting its geographic and product diversity.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s expansion strategy in recent years has given it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also building its presence in China and India and recently made its first strategic investment in India in Uttam Galva.

Products: As a global steel producer, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop, local customers will require increasingly advanced steel products as market needs evolve. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products. The Company produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products.

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

Downstream integration is a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intends to invest in value-added downstream operations, such as steel service centers and building and construction support services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities should allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off its experience in developed markets.

Growth Prospects. Notwithstanding the difficult market conditions of 2008/2009, ArcelorMittal’s management believes that there will be strong global steel demand growth in the medium to long term. The Company will continue to invest opportunistically in expanding the production capacity of its existing facilities depending on market conditions and projected global and regional demand trends.

Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the difficult economic and market conditions prevailing in late 2008 and 2009, ArcelorMittal curtailed M&A and greenfield investment activity. To the extent market conditions continue to improve, however, the Company gradually expects to resume M&A and other investment activity in order to take advantage of selected growth opportunities, mainly in emerging markets. In addition the Company remains focused on pursuing its greenfield growth opportunities.

Business Overview

ArcelorMittal reports its operations in six operating segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Stainless Steel and Steel Solutions and Services.

The following table sets forth selected financial data by operating segment.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Elimination(1)	Total

Year ended December 31, 2007
Sales	21,839	34,924	27,035	14,971	9,349	16,988	(19,890)	105,216
Operating income	3,163	4,148	4,083	2,843	876	559	(842)	14,830
Depreciation and impairment	940	1,415	993	489	275	154	304	4,570
Capital expenditures	1,272	1,752	1,077	764	263	243	77	5,448
Total assets	19,192	32,932	24,992	10,275	5,564	6,188	34,482	133,625
Total liabilities	6,248	12,392	9,192	4,104	2,278	4,278	33,598	72,090
Year ended December 31, 2008(2)
Sales	27,031	38,300	32,268	13,133	8,341	23,126	(17,263)	124,936
Operating income	2,638	2,773	4,154	3,145	383	181	(949)	12,325
Depreciation and impairment	1,228	1,924	1,725	549	343	205	130	6,104
Capital expenditures	1,082	1,443	1,195	891	262	280	378	5,531
Total assets	22,474	35,083	19,837	8,533	7,447	6,546	33,235	133,155
Total liabilities	7,375	11,853	6,571	2,222	1,738	3,842	40,237	73,838

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa CIS	Stainless Steel	Steel Solutions and Services	Others / Elimination(1)	Total
Year ended December 31, 2009
Sales	13,340	19,981	16,767	7,627	4,234	13,524	(10,363)	65,110
Operating income	(757)	(540)	(29)	265	(172)	(286)	(159)	(1,678)
Depreciation and impairment	1,170	1,505	1,379	547	329	356	172	5,458
Capital expenditures	523	937	545	435	127	131	94	2,792
Total assets	17,571	29,627	25,778	7,648	3,772	4,845	38,456	127,697
Total liabilities	8,687	10,026	6,083	1,727	1,466	3,075	31,235	62,299

(1)	Others / Elimination includes all operations other than those mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
(2)	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see Note 3 to ArcelorMittal’s consolidated financial statements).

See also Note 24 to ArcelorMittal’s consolidated financial statements

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal products include:

•	semi-finished flat products such as slabs;

•	finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•	semi-finished long products such as blooms and billets;

•	finished long products such as bars, wire-rods, structural sections, rails and wire-products;

•	seamless and welded pipes and tubes; and

•	stainless steel products.

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

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility, generally rising prices and limited availability in recent years.

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

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 180 millimeters by 180 millimeters, and blooms generally have square cross-sections greater than 180 millimeters by 180 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars and wire rod sections.

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

Seamless Tube: Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Welded Pipes and Tubes: Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

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

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2009, ArcelorMittal produced 5.2 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Raw Materials and Energy

ArcelorMittal’s principal raw material input items are iron ore, solid fuels (coke and coking coal), metallics, alloys, metals, energy and industrial gases.

ArcelorMittal’s raw materials supply strategy consists of:

•	Acquiring and expanding captive sources of certain raw materials, in particular iron ore, coal and manufacturing refractory products;

•

With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•	Exploiting its global purchasing reach; and

•	Leveraging local and low cost advantages on a global scale.

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its captive raw material base in order to raise its self-sufficiency level. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process, but have also included investments to secure access to other raw materials such as molybdenum and manganese. ArcelorMittal has exploration and evaluation mining projects in India, Africa and South America that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis took hold in late 2008 and 2009, ArcelorMittal focused on optimizing output and production from its existing captive sources rather than on further expanding its portfolio of mining assets. In 2009, ArcelorMittal sourced approximately 64% of its iron ore requirements and about 21% of its metallurgical coal requirements from its own mines and other captive sources, including cost-plus contracts.

ArcelorMittal also has in place contracts with mining companies that provide long-term, stable sources of raw materials. The largest of these contracts are iron ore supply contracts with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international suppliers include Cleveland-Cliffs Inc. in the United States, Metalloinvest in Russia, Société Nationale Industrielle et Minière (S.N.I.M.) in Mauritania, Luossavaara-Kiirunavaara AB (LKAB) in Sweden and Rio Tinto Ltd. in Australia. ArcelorMittal believes that these contracts play an important role in preventing disruptions in the production process, thereby enhancing operational efficiency. In 2009, ArcelorMittal sourced substantially all of its external iron ore requirements and coking coal requirements under such long-term contracts. ArcelorMittal did not purchase significant amounts of iron ore and coking coal on the spot market in 2009.

Although the fall in spot market prices for raw materials in late 2008 and into 2009 temporarily reduced the cost advantages of proprietary mining assets and long-term supply contracts, ArcelorMittal believes that securing access to raw materials is essential and that self-sufficiency will continue to be a strategic goal for the Company over the medium and long term. Information on raw materials price trends affecting ArcelorMittal in 2009 is set forth under “Item 5—Operating and Financial Review and Prospects—Overview—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2009.

Millions of metric tonnes	Consumption	Consumption from own production/ generation	External purchase	Self- sufficiency %

Iron Ore(1)	89.4	57.0	32.4	64%
PCI & Coal(2)	36.3	7.6	28.7	21%
Coke	26.3	24.3	2.0	93%
Scrap & DRI	29.6	13.6	16.0	46%

(1)	Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use.
(2)	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for captive use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. ArcelorMittal is also expanding capacity of existing mines in Mexico and Ukraine. In addition, the Company has announced prospective mining developments in India, Africa and South America. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis. Taking into account these arrangements, ArcelorMittal’s captive sources of iron ore accounted for approximately 64% of ArcelorMittal’s 2009 requirements.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production in 2009:

Mine	Type	Product	2009 Production (in millions of metric tonnes)(1)

Captive - iron ore
North America(2)	Open Pit	Concentrate and Pellets	20.2
South America(3)	Open pit	Lump and Sinter feed	2.5
Europe	Open pit	Lump and fines	1.1
Africa	Open Pit / Underground	Lump and fines	1.1
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	12.8

Total captive - iron ore			37.7

Long term contract - iron ore
North America(4)	Open Pit	Pellets	8.4
South America(3)	Open Pit	Lump and Fines	1.1
Africa(5)	Open Pit	Lump and Fines	5.5

Total long term contract - iron ore			15.0

Total			52.7

(1)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts)
(2)	Includes own share of production from Hibbing (United States, 62.30%), Wabush (Canada, 28.57%) and Pena (Mexico, 50%). On October 9, 2009, ArcelorMittal entered into an agreement to divest its minority interest in Wabush Mines in Canada. The transaction was completed in February 2010.
(3)	Includes Andrade mine operated by Vale until November 15, 2009: prices on a cost plus basis. From November 16, 2009 the mine has been operated by ArcelorMittal and included as captive.
(4)	Long-term supply contract with Cleveland Cliffs; prices are formula based.
(5)	Strategic agreement with Sishen/Thabazambi (South Africa); prices on a cost plus basis.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Solid Fuels

Coking Coal. As with iron ore, ArcelorMittal sources a percentage of its coking coal from captive coal mines in Kazakhstan, Russia, the United States and South Africa. The Company’s mines in Kazakhstan supply substantially all the requirements for its steel making operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production in 2009:

Coal Mine Operations by Region	2009 Production (millions of metric tonnes)
Captive - coal
North America	2.1
Asia, CIS & Other	5.0

Total captive – coal	7.1

Coal - long term contracts
North America(1)	0.2
Africa(2)	0.3

Total coal-long term contracts	0.5
Total	7.6

(1)	Long term lease - prices on a cost plus basis.
(2)	Strategic agreement - prices on a cost plus basis.

For additional information on each of these mines, see “Item 4D—Property, Plant and Equipment.” ArcelorMittal also has captive steam coal mines in South Africa that are used for thermal application at ArcelorMittal South Africa’s plants.

Where ArcelorMittal’s coke-making facilities do not have access to internal captive sources of coking coal, they buy it from mostly regional or seaborne sources under supply contracts.

Coke. ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Algeria, Bosnia, United States, Canada, Mexico, Brazil, Spain, France, Belgium, Poland, Czech Republic, Kazakhstan, South Africa, Romania and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China and Japan.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. Within its U.S. operations, there are no long-term scrap contracts available as purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis. The Company’s prospective joint venture with Kalagadi Manganese in South Africa is expected to provide an additional source of manganese alloys in the future.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin and aluminum for coating, as well as nickel for stainless steel production, are purchased under annual volume contracts. However, given the uncertain market conditions during 2009 a significant part of ArcelorMittal’s nickel requirements were purchased on a spot basis. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts. The duration of these contracts varies significantly depending on the various areas and types of arrangements.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of the ArcelorMittal’s total consumption and is generally based in regulated markets.

Industrial Gases

ArcelorMittal procures its industrial gas requirements under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AMS”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AMS determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. It maintains an office in London, a key hub of the global shipping business.

In 2009, AMS arranged transportation for approximately 47.9 million tonnes of raw materials and about 13.6 million tonnes of finished products. The key objectives of AMS are to ensure cost-effective and timely shipping services to all units. AMS also acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”). GC handles shipping of approximately 20% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. It wholly owns two Handymax, and has three bareboat-chartered Panamax and many Panamax vessels on a medium-to-long-term charter. GC expects to have six Capesize vessels on long-term charter by 2011, as well as four Supramax on charter by 2012 (two of which were already delivered in 2009). AMS’s strategy is to cover 50-60% of the cargo requirements of the group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

AMS is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics, which maintains offices throughout Western Europe and provides complete logistics solutions from plants to customer locations using various modes of transport, including ships.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

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

Sales and Marketing

In 2009, ArcelorMittal sold approximately 71 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed at the production unit level. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the EU region, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

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

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

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

Each of the operating subsidiaries of ArcelorMittal also maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,300 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with more than 26 inventions newly-protected in 2008 and 22 inventions newly-protected in 2009. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to its patent portfolio, technical know-how and other unpatented proprietary information, ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

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

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. In addition to capital investments required for additional controls and other improvements, ArcelorMittal had provisions of approximately $743 million at December 31, 2009 for environmental remedial activities and liabilities (excluding asset retirement obligations).

With regard to climate change, ArcelorMittal’s activities in the EU are subject to the EU Emissions Trading Scheme, and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to Canada and other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. The post-2012 carbon market is very uncertain and ArcelorMittal is closely monitoring international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

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

ArcelorMittal USA has established provisions of $210 million (exclusive of asset retirement obligations) to address existing environmental liabilities associated with its operations. The environmental provisions include anticipated spending of approximately $17 million in 2010. Most of these provisions relate to significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at ArcelorMittal’s USA facilities. In other cases, it is present at former facilities or third-party waste disposal sites. All of ArcelorMittal USA’s major operating and inactive facilities are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as “brownfield projects”. ArcelorMittal USA is also as of now a potentially responsible party at least two state and federal Superfund sites. Superfund and analogous U.S. state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional clean-up is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous materials or those of its predecessor(s) were disposed of at a site that later becomes a Superfund site.

ArcelorMittal USA’s environmental provisions also include $55 million, with anticipated expenditures of $4 million during 2010, to specifically address the removal and disposal of polychlorinated biphenyls (“PCBs”) and the elimination of asbestos-containing material.

In addition to expenditures relating to existing environmental liabilities, ArcelorMittal USA will invest significant sums in response to changes in environmental laws and regulations. For example, several of ArcelorMittal USA’s facilities are subject to revised effluent regulations issued in 2002 under the Clean Water Act. Compliance with such regulations will be required because new facility discharge permits are required to continue operating. ArcelorMittal USA anticipates spending over $40 million on wastewater treatment plant improvements over the next few years.

In October 2009, the EPA published its final Mandatory Greenhouse Gas Reporting Rule. The rule requires data collection to commence on January 1, 2010 and the first reports covering calendar year 2010 to be filed in 2011. ArcelorMittal USA is in the process of gathering information and identifying the appropriate compliance methodologies. ArcelorMittal USA expects to incur substantial expense and management time to comply with the rule. Moreover, it is likely the United States will have a federal CO2 emissions “cap and trade” scheme in the near future. In June 2009, the U.S. House of Representatives approved the American Clean Energy and Security Act also referred to as the Waxman-Markey Bill and similar legislation currently is being considered by the U.S. Senate. If such legislation were enacted, ArcelorMittal USA could incur substantial expenses to purchase CO2 allowances or credits and to further reduce its emissions of greenhouse gases.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

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

•

Directive 2008/98/EC of November 19, 2008 which establishes the legislative framework for the handling and management of waste in the EU and Regulation (EC) N° 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union.

•

Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•

Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (the “Emissions Trading Directive”), which establishes a program under which EU member states are allowed to trade greenhouse gas emission allowances within the EU subject to certain conditions.

The following EU Directives are also significant:

•	Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•	Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•	Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

•	Directive 96/82/EC of December 9, 1996 and Directive 2003/105/EC of December 16, 2003, on the control of major accidents hazards involving dangerous substances (also known as the “SEVESO directives”).

Environmental damages and violations of the EU legislation are subject to environmental and criminal liability under Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008.

EU Directives applicable to our products include those relating to waste electrical and electronic equipments (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004).

ArcelorMittal is also subject to the “REACH” regulation (EC) N° 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU in volumes of over one tonne per year and to the “GHS” regulation (EC) N° 1272/2008 of December 16, 2008 on classification, labeling and packaging of substances and mixtures, which implements the United Nations Globally Harmonized System of classification and labeling. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. In compliance with the REACH regulation, the legal entities of the ArcelorMittal group have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (ECHA). Groupwide, as of November 2008, ArcelorMittal had submitted 756 pre-registration files to ECHA. By November 2010, ArcelorMittal plans to have submitted about 200 registration files (complete toxicological and ecotoxicological profile as well as the administrative fee) to ECHA. A legal entity of the ArcelorMittal group will not obtain the required license for continued production of a subject chemical if it fails (i) to submit a registration file for the subject chemical in due time, (ii) to submit a complete registration file or (iii) to make any required payment in connection with the registration file. In addition, the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the European Union over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IPPC Directive.

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

The National Allocation Plans (“NAPs”) for the period 2008 through 2012 have been finalized in all EU member states except Poland and the allowances assigned to ArcelorMittal’s EU operating subsidiaries are no longer expected to fall short for this period given the present slowdown in production.

For the period after 2012, the EU institutions adopted on December 17, 2008 the so-called “EU climate change package” which aims to reduce the Community’s greenhouse gas (“GHG”) emissions by 20% by 2020 compared to 1990 levels, and 30% if other developed countries commit themselves to comparable emission reductions and economically more advanced developing countries contribute adequately according to their responsibilities and capabilities. The package contains in particular the following legislative documents:

•	Directive 2009/29/EC of April 23, 2009 to improve and expand the ETS.

•	Decision N° 406/2009/EC of April 23, 2009 on the effort of Member States to reduce their GHG emissions to meet the Community’s GHG emission reduction commitments up to 2020

•	Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

In particular, the new ETS includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the industrial sector of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme need to be further elaborated in implementing legislation. The free allocation granted after 2012 will largely depend on the elaboration of the benchmarks for the sector. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of carbon leakage.

ArcelorMittal has approved certain capital expenditures for more than $200 million in order to facilitate compliance with these EU environmental regulations, including the following: $126 million for actions at the steel shops; $55.5 million at sinter plants; $14 million for coke oven gas desulphurization; $11.5 million for energy savings and reduction of CO2 emissions and $10 million for actions in water treatment.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

An Executive Decree dated April 15, 2006 regarding emissions and pollutants in effluent waters will require companies exceeding regulatory limits to comply before 2011. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharges.

An Executive Decree dated June 21, 2009 requires authorization to discharge liquid effluents, other than sewage, from mining activities.

Argentina

The following laws and decrees are applicable to our operations in Argentina:

Federal Law 25675 (2002), Law 11723 in the province of Buenos Aires and Law 11717 in the province of Santa Fe which define the provisions for the environment, sustainable development, preservation of protected species and remediation of damage to the environment.

Federal Law 25831 (2004), Federal Law 25670 (2002) and associated Decree 853 (2007), Federal Law 24051 (1992) and associated Decrees 1841 and 806, respectively which relate to the management of industrial waste, PCBs and hazardous waste.

Federal Law 26331 (2007) which concerns the protection and clearing of native forests, including impact studies, consultation of local communities and publicly available information under Federal Law 25831 (2004).

Federal Law 26168 (2006) which grants the Authority of the Matanza Riachuelo Basin (“ACUMAR”) the power to regulate and control industrial activities in the area in which ArcelorMittal Works Acindar is located.

Law 11459 and Decree 1741 for the Province of Buenos Aires, and Law 11717 and Decree 101 for the Province of Santa Fe, which regulate the environmental impact studies, certificates of environmental conformity and, in the Province of Buenos Aires, permits relating to atmospheric emissions from fixed sources and industries.

Bosnia and Herzegovina

A new set of laws and regulations became effective on January 1, 2008. In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan has been submitted to federal and local authorities in 2007. In February 2009, all environmental protection plans were approved by the Federal Government except for the industrial waste landfill Rača, whose plan will be revised in early 2010. In 2009, ArcelorMittal Zenica received water permits from federal authorities for the following plants: EAF and BOF steel plants, blast furnace, forge plant and rolling mill. In December 2009, ArcelorMittal Zenica received related environmental permits for these plants. In 2010, ArcelorMittal Zenica expects to receive environmental permits for the remaining coke plant, sinter plant, power plant, transportation facility and Rača dump yard. The Zenica plant will require capital expenditures, in an amount not yet determined, to improve and complete existing pollution control equipment.

Brazil

Decree N° 6514/2008, which implements Law N°9605/2008 on environmental liability and Decree N° 6686/2008 which implements the law on environmental crimes were both published in 2008.

Decree Nº 6848/2009 which implements Law N° 9985/2000 concerning environmental compensation establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Resolution No. 382/2006 which was published by the Brazilian National Environmental Council (CONAMA) imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxide for new sources in the steel industry. Administrative Order Nº 259/2009 published by the Ministry of the Environment (MMA) and IBAMA requires that in the EIS (Environmental Impact Statement) contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment. The principal labor union is involved in the information and consultation process relating to the health, safety and environmental license.

Federal Resolution Nº 396/2008 published by CONAMA defines the guidelines and the guiding quality standards for classification of groundwater.

The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Law Nº 9264/2009.

Regarding soil protection, a CONAMA federal resolution was approved on November 26, 2009.

For the purpose of complying with environmental regulations, capital expenditure in an amount of $27 million has been approved for improvements at the coke oven plant of Tubarão.

Canada

In April 2007, Environment Canada’s Clean Air Regulatory Agenda contemplated emission-intensity reductions to greenhouse gases beginning in 2010 and absolute limits on emissions of certain conventional air pollutants effective in 2015. In 2009, the Government of Canada announced a shift in its climate change policy going forward, indicating its intention to design and implement a cap and trade regulatory framework for limiting GHG emissions, harmonized as much as possible with the program to be implemented in the United States. Four Canadian provinces have joined the Western Climate Initiative; a sub-national North American GHG program intended to implement the cap-and-trade regimes at the national and provincial levels. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks. Concerning conventional air pollutants, Environment Canada, industries and NGOs are currently in discussions to establish Base Level Industrial Emissions Requirements (BLIERSs) to be reflected in new federal air emission limits.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur-Ouest and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream and implementing mercury-free scrap purchasing policies.

In the Province of Ontario, ArcelorMittal Dofasco has submitted an application to the Ontario Ministry of the Environment for alternative and site-specific air emissions standards to address new air emission limits effective in 2010 under Ontario regulation 419/05. To support the application, ArcelorMittal Dofasco has submitted a CAD $16.6 million action plan on environmental capital projects and operating programs to be implemented between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. We expect that the permit will be issued for Mount Wright in the first quarter of 2010, to be followed by Port-Cartier before the end of 2010.

ArcelorMittal expects that the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur-Ouest facilities will be issued in 2010 following last minute disagreements about emissions limits. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies. A new Quebec regulation will require reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.

In October 2007, a new carbon tax was implemented and applies to the purchase of fossil fuels. The tax, which only applies to the province of Quebec, is based on GHG emissions.

The upcoming new regulation related to air quality in Québec is still to be published but no date has been put forward. Analysis of its possible impact in the DRI plant and steel mill is being made by considering the most likely scenarios.

Republic of Kazakhstan

Kazakhstan’s Environmental code no.212-III dated January 9, 2007 specifies the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring. It establishes the liabilities of users of natural resources in respect of design development and operation of economic entities and other facilities; the responsibilities as to emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

Law no.164-IV dated June 23, 2009, amended the Environment Code with respect to the import of environmental hazard processes, techniques and equipment imported to the Republic of Kazakhstan.

ArcelorMittal has approved an investment of $135 million for the upgrade of the dedusting at the converter shop and the blast furnace of Temirtau. Moreover, ArcelorMittal has also approved expenditure of $21 million for upgrades in the coal mines area.

Republic of Macedonia

Complementary to the framework laws on environment N° 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability the following specific regulations are also applicable: N° 67/04, 92/07 on quality of ambient air, N° 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste, N° 87/08, 06/09 on water protection, N° 113/07, 40/07 on chemicals and N° 79/07 on noise.

To comply with these environmental laws and regulations, ArcelorMittal anticipates investments in an amount not yet determined for AM Skopje in complement to the $2.2 million already invested.

The Republic of Macedonia has ratified the Kyoto Protocol as a non-Annex I country.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988, environmental impact study of May 30, 2000, environmental audit of November 29, 2000, transfer of contaminants of June 3, 2004, water management of April 29, 2004, waste management of May 22, 2006), sustainable forestry development act of February 25, 2003 which established a mandatory environmental impact study and authorization for that certain activities, including mining activities, and radioactivity control of March 2, 1985.

ArcelorMittal México has launched a compliance action plan for its steel and mining activities and has approved an investment of more than $50 million for the control of dust emissions at its steel facilities and for the management of tailings at its mining activities.

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

In 2007, once the new Water Code dated March 30, 2007 went into effect, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine wastewater, with rigid standards and high penalties for non-compliance. The main pollutants in mine wastewater are weighted coal and rock dust particles, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete. ArcelorMittal anticipates investments in an amount not yet determined on wastewater treatment plant improvements over the next few years to achieve compliance with the new standards.

Senegal

In Senegal, the environmental regulations applicable to mining companies are set forth in the Mining Code, Act n° 2003-36 of November 24, 2003, its application decree n°2004-647 of May 17, 2004 and the Code of the Environment, Act n° 2001-01 of January 15, 2001.

These laws outline the requirements that apply to the activities of mining companies, including the exploration phase, exploitation phase and the rehabilitation of a mining site at the end of a mining lease.

Concerning the site of Falémé, a preliminary environmental impact study has inventoried the issues to be considered when implementing the mining project, the construction and operation of a railway, and the construction of a mineral port.

South Africa

The National Environmental Management Act (“NEMA”) of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) procedure that needs to be followed. NEMA is applicable to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and all water-air-waste related activities. A General Authorization (“Record of Decision” or “ROD”) is issued in terms of this act for any related projects. There is also a strong link between this Act and new legislation that is promulgated and this Act can be regarded as an “umbrella” for such legislation.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; “Zero Effluent Discharge” status is a condition many plants are required to achieve.

In South Africa many new environmental standards are currently being developed relating to new or updated legislation.

A new Waste Act, which came into effect on July 1, 2009, applies to all waste and by-product related activities and contaminated land. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded as per NEMA. Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. The most significant new issue pertaining to the Waste Act is that by-product related activities will now require a Waste Management License. The level of duplication that is introduced by this requirement is of concern as by-product related activities are also regulated in terms of other environmental laws. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

During 2009, the South African government promulgated various amendments to environmental laws. Most of the amendments were introduced to facilitate enforcement of the various pieces of legislation and to criminalize non-compliant activities that were not criminalized before. Transgression of many environmental laws in South Africa could from now on have criminal liability attached to it.

A new Air Quality Act is expected to be fully implemented by April 1, 2010, after various delays were experienced with the promulgation of emission standards, which forms part of the final implementation phase. The Air Quality Act will introduce strict emission standards for new and existing plants. Existing plants or processes will be granted a period of between five and eight years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a General Authorization is issued under NEMA. It is expected that ArcelorMittal South Africa’s coke and sinter operations will be severely affected by the implementation of the new standards, and major capital expenditures will be required to achieve compliance.

For the purpose of complying with environmental regulations, ArcelorMittal has approved capital expenditures in an amount of $70 million for different actions relating to air pollution control, ZED (Zero Effluent Discharge) and waste management.

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

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006 and significantly restricts the emission limits of 140 substances for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

In order to comply with environmental regulations, ArcelorMittal expects to make capital expenditure in the area of Blast Furnace No.#6 at OJSC ArcelorMittal Kryviy Rih in an amount to be determined.

Venezuela

Unicon’s operations are subject to various environmental laws and regulations including: Environmental Frame Law, Environmental Penal Law, Hazardous Substances, Materials and Wastes Law, Decree 658 on Air Emissions Control, Decree 1400 on Water Use, Decree 2216 on Solid Wastes, Decree 2.635 on Hazardous Recoverable Materials and Wastes, Decree 3.219 on Water Pollution Control.

All Unicon’s sites hold the necessary operating permits except the Wastewater Treatment Plant 1, which is not yet registered. To comply with the environmental legislation, Unicon has launched different improvement projects at its wastewater treatment plants and with respect to the storage and handling of hazardous materials and wastes.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 23 to ArcelorMittal’s consolidated financial statements.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing the severity and frequency of accidents on a continuing basis. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and follow-up performance targets and monitor results from every business unit. Further, ArcelorMittal is implementing an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal Group as a whole, and more detailed information on injuries for some business units. For the others, information is available at the plant sites. The use of the new system will be deployed in all business units during 2010 and onwards. It incorporates a company wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to improve prevention and prevent recurrence. A benchmarking component is being added for the time being; a first version went into effect at the end of 2009 and full deployment is expected in 2010.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2009, certain countries and communities, such as the European Union, Gulf Cooperation Council, India, Israel, Russia, Thailand and the United States have initiated proceedings to decide whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat of caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product irrespective of its source to protect the domestic production against increased imports of the exported product. The remedies available under the safeguard investigations are commonly safeguard duties or allocation of quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal (for example, in the United States we had a wire rod sunset review in 2008). All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or could be required to domicile, or submit for registration, export contracts with the local central bank.

State Aid

Under European Community law, any form of state aid (non-commercial state support including, for example, cash payments or the exemption from taxes) is generally prohibited unless approved by the European Commission (article 107 and 108 of the Treaty of the Functioning of the European Union “TFEU”). Aid that has been granted contrary to European Community law must in general be recovered from the aid beneficiary by the member state that granted it. The general state aid rules of the European Community are applicable to steel products, and there are specific rules applicable to the steel industry. ArcelorMittal’s operating subsidiaries located in the European Union are subject to state aid rules.

Before the recent enlargement of the European Community in 2004 and 2007, the European Community and its member states had concluded “Europe Agreements” with certain Central and Eastern European countries with a view of facilitating the subsequent accession of these countries to the European Union. These agreements contain rules that extended the substantive state aid rules to such future member states. However, the Europe Agreements provided for separate state aid rules for the steel sector, which allowed, under specific conditions and for a limited period of time, aid for the restructuring of the national steel industry of the Central or Eastern European country.

The regime governing public aid to the steel sector under the Europe Agreements was further implemented, and to some extent modified, as part of the transitional arrangements that were negotiated in the framework of the recent accessions on May 1, 2004 and on January 1, 2007. The transitional arrangements became part of the respective treaty of accession to the European Union.

The transitional arrangements for each of the Czech Republic, Poland and Romania allow restructuring aids granted prior to the date of accession to certain steel undertakings (known as benefiting companies) if certain conditions are met. In particular, they impose restrictions on benefiting companies, the total amounts of aid (including limits for each benefiting company), and the time periods during which such aid can be granted, and require certain capacity reductions for finished products to be achieved within a specific time-frame. Moreover, the transitional arrangements provide that restructuring aid to benefiting companies is subject to national restructuring plans and individual business plans approved by the Council of Ministers of the European Union. Benefiting companies are also subject to certain rules concerning the merger with, or the taking-over of assets of non-benefiting companies.

The transitional arrangements and the restructuring periods as defined therein have ended on December 31, 2006 (for Poland and Czech Republic) and December 31, 2008 (for Romania). For the two Romanian companies that benefited from the transitional arrangements, ArcelorMittal Galati and ArcelorMittal Hunedoara, the EU is currently assessing compliance with the conditions of transitional arrangements.

Key Currency Regulations and Exchange Controls

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. In October 2009, South Africa increased the limit on company applications to undertake offshore investments that an authorized dealer can approve from ZAR 50 million to ZAR 500 million and removed the 180 day rule requiring export companies to convert their foreign exchange proceeds into rand and permit South African companies to open foreign bank accounts without prior approval. Offshore bank accounts may however, only be used for permissible transactions.

The purchase and sale of foreign currency by Kazakh residents (including legal entities) is restricted by the National Bank of Kazakhstan. There are no requirements for foreign investors in order to invest in the country; however investors are required to obtain a tax registration number to open a cash account in Kazakhstan. Payments in “routine currency operations” may be made by residents of Kazakhstan to non-residents through authorized banks without any restriction. Routine currency operations include import/export settlements with payment within 180 days; short-term loans with terms of less than 180 days; dividends, interest and other income from deposits, investments, loans and other operations; and non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”). Operations involving the transfer of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid only for a single transaction. These transactions include payments for exclusive rights to intellectual property; payments for rights to immovable property; settlements for import/export transactions, loans with terms of more than 180 days; and international transfers of pension assets and insurance and re-insurance contracts of an accumulative nature.

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”) with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, while freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 20% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, even if the authorities have taken some measures in recent years to improve the functioning of the foreign exchange market. The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. Any transfer of foreign currency abroad from Ukraine requires an individual license from the National Bank, subject to an exhaustive list of exemptions. Such exemptions include: payment in foreign currency abroad by a Ukrainian resident in the discharge of a contractual obligation in such foreign currency to a non-resident in settlement for goods, services, intellectual property rights, or other property rights acquired or received by the resident from the non-resident (however, an acquisition of securities or other “currency valuables” does not fall within this exemption); payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and repatriation abroad from Ukraine of the amount of a foreign investment in foreign currency previously made in Ukraine upon the termination of the relevant investment activity. An individual National Bank license is also required for: repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds; depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening by a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank; and investing abroad, including transferring foreign currency abroad in connection with acquisitions of assets and securities. The receipt of a foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident is subject to the registration of the loan with the National Bank. Ukrainian residents are required to make settlements under import/export transactions within 90 days (180 days previously) without restrictions. Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank or non-bank financial institution and only in a limited number of cases and subject to certain conditions.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. Foreign exchange rates are freely negotiated but may be influenced by Central Bank intervention. The Central Bank allows the Brazilian real (“BRL”) to U.S. dollar exchange rate to float freely although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage portfolio capital from entering the country. The authorities reintroduced a 25% tax on investments into the local equity markets and a 1.5% tax on the depositary receipts of Brazilian countries. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

In India, the exchange rate of the Indian rupee (“INR”) is determined in the interbank foreign exchange market. The Reserve Bank of India (“RBI”) announces a daily reference rate for the rupee against the U.S. dollar, Japanese yen, British pound and euro. The RBI monitors the value of the rupee against a Real Effective Exchange Rate (“REER”). The REER consists of six currencies: U.S. dollar, euro, British pound, Japanese yen, Chinese yuan and Hong Kong dollar. The rupee rate has been known to deviate significantly from longer-term REER trends. The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act (FEMA) of 2000 mandates that the government oversee current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of INR have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

The Chinese currency (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined in the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). Five currency pairs are traded in CFETS: the CNY is paired with each of the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound. Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in a ‘bilateral trading platform’ which allows them to trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS, subject to a daily trading band limitation of no more than +/- 0.5% against the U.S. dollar. China maintains strict controls on its currency. Non-residents and Foreign Investment Enterprises (FIEs) must obtain a Foreign Exchange Registration Certificate (FERC) to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. Exporters have from 60 to 360 consecutive days to convert foreign exchange receipts from exports depending on the type of exported product, and 120 days to settle foreign exchange receipts through the foreign exchange market. This term is extended to 180 days if the purchaser fails to pay and if the foreign exchange receipts result from export credit insurance. Services export receipts have 15 days to be converted into ARS. An exporter must transfer any payment within ten days from collection to the bank that transfers the funds into Argentina, but the exporter may also maintain the funds abroad in foreign currency until the due date. The Central Bank allows foreign exchange transactions for the purposes of futures settlements, guarantees, forwards, options and other derivatives as long as they are traded on-shore and settle in ARS. The authorities intervene in the foreign exchange market in order to maintain a stable rate. The central bank buys and sells US dollars at its discretion.

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has developed whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On December 31, 2009, one U.S. dollar was equal to 5.97 Bs.F. in the unofficial currency market, while the official exchange rate was one U.S dollar to 2.15 Bs.F. The Bs.F. was devalued on January 9, 2010, resulting in a rate of 4.3 Bs.F. per U.S. dollar for most imports and transactions. The Venezuelan Central Bank has announced that it will subsidize a rate of 2.6 Bs.F. per U.S. dollar for imports of food, medicine and other essential items. At the time of the devaluation, the unofficial exchange rate was approximately 6.25 Bs.F. per U.S. dollar. The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 2.15 per U.S. dollar for profits or dividends arising from business activities in Venezuela, provided that the benefits or dividends derive from a foreign investment made in Venezuela and are registered with the Superintendence of Foreign Investments (SIEX). In addition, in order to transfer benefits or dividends abroad by purchasing foreign currency at the official rate, the transferor must have previously paid relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is authorized on the basis of availability. A 34% tax is levied on dividends paid by companies registered in Venezuela. This tax is calculated on the basis of a company’s net income that exceeds its net taxed fiscal income. However, depending on the residence or domicile of the dividend beneficiary, the Conventions for the Avoidance of Double Taxation entered into by Venezuela may provide a different taxation rate in respect of such dividends. Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale of shares related to such investment at any time. For this purpose, the exchange control system admits the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency (such as the U.S. Dollar) for repatriation. A foreign investor is also legally authorized to repatriate sums obtained from a reduction of capital or liquidation in Venezuela, provided they are related to a foreign investment registered with SIEX. To repatriate these funds, it is possible to purchase foreign currency at the preferential rate from CADIVI. In practice, however, obtaining the required amount of foreign currency (particularly in U.S. dollars) from CADIVI may take several months or even years. There are no legal restrictions regarding the percentage of benefits or dividends that can be reinvested in companies in Venezuela. However, as noted above, foreign investors must register reinvestments with SIEX in order to repatriate benefits or dividends arising from the reinvestment.

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

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5 Hamilton, Ontario, Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B, Apartado Postal No. 19-A, C.P. 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	99.99%
ArcelorMittal USA Inc.	1, South Dearborn, Chicago, IL 60603, USA	100.00%
ArcelorMittal Mines Canada Inc	24 Boulevard des Iles, Suite 201, Port-Cartier, Quebec, G5B 2H3, Canada	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	99.99%
Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Belgium N.V.	Avenue de l’Yser, 24, 1040 Brussels, Belgium	100.00%
ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.79%
ArcelorMittal Flat Carbon Europe SA	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.68%
ArcelorMittal Poland S.A.	Ul. Chorzowska 50, 40-121 Katowice, Poland	100.00	%(1)
Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
Industeel France S.A.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	2739, Estanislao Zeballos, B1643 AGY Buenos Aires, Argentina	99.99	%(3)
ArcelorMittal Belval & Differdange SA	66, rue de Luxembourg, 4221 Esch sur Alzette, Luxembourg	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	99.99%
ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
ArcelorMittal Hochfeld GmbH(2)	Wörthstrasse 125, D-47053 Duisburg, Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
ArcelorMittal Madrid S.L.	Ctra. De Toledo KM 9,200, 28021 Madrid, Spain	100.00%
ArcelorMittal Montreal Inc	4000, route des Aciéries, Contrecoeur, Québec J0L 1C0, Canada	100.00%
ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
ArcelorMittal Ostrava a.s.	Vratimovska 689, 707 02 Ostrava-Kunčice, Czech Republic	82.55%
ArcelorMittal Point Lisas Ltd.	Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
ArcelorMittal Poland S.A.	Ul. Chorzowska 50, 40-121 Katowice, Poland	100.00	%(1)
ArcelorMittal Ruhrort GmbH(2)	Vohwinkelstrasse 107, D-47137 Duisburg, Germany	100.00%
Société Nationale de Sidérurgie S.A.	Route Nationale n° 2, Km 18, BP 551, Al Aarroui, Morocco	32.40	%(4)
AACIS
ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, Vanderbijlpark, 1911, South Africa	52.02%
JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%
Stainless Steel
ArcelorMittal Inox Brasil S.A.	Avenida Joao Pinheiro, 580, Centro, 30130-180 Belo Horizonte, Minas Gerais, Brazil	100.00%
ArcelorMittal Stainless Belgium	Avenue de l’Yser, 24, 1040 Brussels, Belgium	100.00%
Steel Solutions and Services
ArcelorMittal International Luxembourg SA	19, avenue de la Liberté, 2930 Luxembourg, Luxembourg	100.00%

(1)	Represents the percentage of shares to which ArcelorMittal has title or that are subject to an executed agreement providing for their transfer to ArcelorMittal at a fixed price and future date.
(2)	ArcelorMittal Ruhrort and ArcelorMittal Hochfeld are together referred to as ArcelorMittal Duisburg.
(3)	Acindar Industria Argentina de Aceros S.A. is controlled by ArcelorMittal Brasil, a subsidiary of ArcelorMittal.
(4)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a subsidiary of ArcelorMittal.

Operating Segments

ArcelorMittal operates its business in the following six operating segments:

•	Flat Carbon Americas

•	Flat Carbon Europe

•	Long Carbon Americas and Europe

•	Asia, Africa and CIS

•	Stainless Steel and

•	Steel Solutions and Services

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2009, shipments from Flat Carbon Americas totaled 16 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 15 integrated and mini-mill sites located in six countries. In 2009, shipments from Flat Carbon Europe totaled 22 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing and pipes and tubes. In Long Carbon Americas, production facilities are located at 15 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 17 integrated and mini-mill sites in nine countries. In 2009, shipments from Long Carbon Americas and Europe totaled approximately 20 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2009, shipments from Asia, Africa and CIS totaled approximately 12 million tonnes, with shipments having been made worldwide.

Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America. In the Americas, production facilities are located at one integrated site located in one country, while in Europe production facilities are located at three mini-mill sites in two countries. The products produced by Stainless Steel are sold to customers primarily in the following industries: domestic appliances and household equipment; automotive; construction; and general industry. In 2009, shipments from Stainless Steel totaled approximately 1.4 million tonnes.

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

Production Facilities of ArcelorMittal

The following table provides an overview by type of facility of ArcelorMittal’s principal production units:

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Coke Plant	59	34.2	22.6
Sinter Plant	35	104.8	55.1
Blast Furnace	65	102.9	53.1
Basic Oxygen Furnace (including Tandem Furnace)	81	109.6	55.4
DRI Plant	17	12.7	5.2
Electric Arc Furnace	55	38.9	19.3
Continuous Caster—Slabs	56	99.5	47.5
Hot Rolling Mill	28	82.5	40.7
Pickling Line	47	41.0	15.7
Tandem Mill	36	34.5	18.9
Annealing Line	63	16.6	9.5
Skin Pass Mill	48	24.7	9.8
Plate Mill	13	7.3	2.1
Continuous Caster—Bloom / Billet	49	38.4	20.3
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.3
Billet Rolling Mill	4	5.0	1.6
Section Mill	32	15.9	7.9
Bar Mill	30	11.2	5.6
Wire Rod Mill	22	14.2	8.5
Hot Dip Galvanizing Line	61	19.3	11.3
Electro Galvanizing Line	13	2.8	1.1
Tinplate Mill	17	3.9	2.2
Tin Free Steel (TFS)	1	0.3	0.1
Color Coating Line	16	2.2	1.0
Seamless Pipes	9	1.0	0.3
Welded Pipes	69	3.2	0.9

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations(1)	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Minorca Mines	USA	Virginia, MN	Iron Ore Mine	Mining
Hibbing Taconite Mines	USA	Hibbing, MN	Iron Ore Mine	Mining
Mid Vol	USA	Mc Dowell, WV	Coal Mine	Mining
Concept	USA	Tazewell, VA	Coal Mine	Mining
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Mines Canada	Canada	Quebec	Iron ore mine	Mine
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas Vulcan Mines	Mexico	Sonaro	Iron ore mine	Mining
ArcelorMittal Lázaro Cárdenas Pena Colorada	Mexico	Minatitlan	Iron ore mine	Mining

(1)	In 2009, ArcelorMittal USA permanently closed the finishing facilities at Hennepin and Lackawanna and they are not included in the table above.

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Coke Plant	8	6.7	4.9
Sinter Plant	4	10.9	6.0
Blast Furnace	14	26.0	14.4
Basic Oxygen Furnace (including Tandem Furnace)	19	31.0	14.6
DRI Plant	2	4.1	1.7
Electric Arc Furnace	6	6.1	2.3
Continuous Caster—Slabs	18	35.7	16.7
Hot Rolling Mill	7	25.1	11.8
Pickling Line	9	9.4	4.3
Tandem Mill	8	9.3	5.0
Annealing Line	16	7.0	3.4
Skin Pass Mill	13	8.0	3.5
Hot Dip Galvanizing Line	15	5.5	3.1
Electro Galvanizing Line	1	0.4	0.2
Tinplate Mill	4	1.1	0.6
Tin Free Steel (TFS)	1	0.3	0.1
Plate Mill	5	2.6	0.8

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products. The production facilities and production capacity of Hennepin and Lackawanna are not included in this table.

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 18 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), five finishing plants (four of which produce flat products and one of which produces long products), and two coke-making operations. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as numerous raw material, railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. In 2009, ArcelorMittal USA permanently closed the finishing facilities at Hennepin and Lackawanna. The two coke batteries are located in Warren and Monessen.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 3.9 million tonnes of crude steel in 2009.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern, Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include two coke oven batteries, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 2.0 million tonnes of crude steel in 2009.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. Cleveland produced 0.6 million tonnes of crude steel in 2009.

Riverdale is located near the Indiana border in Riverdale, Ill., south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.3 million tonnes of crude steel in 2009.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.4 million tonnes of crude steel in 2009.

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

ArcelorMittal USA has two coke oven batteries that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in Warren, in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. The Koppers’ Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca, and owns a majority stake in Hibbing Taconite Company, which is the owner of a mine managed by Cleveland-Cliffs Inc.

ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines near Virginia, Minnesota. The Minorca pelletizing facility produced 1.5 million metric tonnes (own share of production) of fluxed pellets in 2009. The reduction in production from 2.8 million tonnes in 2008 is the result of market-induced downtime from May through September 2009, which resulted in no tonnes being produced. Iron ore is mined from the Laurentian Pit and the East Pit, located 12 kilometers from the processing facility. The operation consists of the two mines, a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor West.

Hibbing Taconite Company mines the lower cherty layer of Minnesota’s Mesabi Iron Range and is located four miles north of Hibbing, Minnesota. The Hibbing mine is jointly owned by ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel Canada (14.7%). The mine produced 1.1 million metric tonnes (own share of production) of taconite pellets in 2009. The reduction in production from 8.4 million metric tonnes in 2008 is the result of market-induced downtime from June through December 2009, which resulted in no tonnes being produced. The operation consists of drilling, blasting, loading, hauling, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to Superior, Wisconsin, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steel-making plants, principally Burns Harbor.

ArcelorMittal USA Coal Mines

ArcelorMittal Coal Group USA, LLC and its subsidiaries operate surface mines and deep mines in McDowell County, West Virginia, as well as a surface mine in Tazewell County, Virginia. The group combines the Mid Vol Coal Group and the Concept Group, which were acquired by ArcelorMittal in 2008. The combined production of the mines in 2009 was 2.8 million tonnes.

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

ArcelorMittal Tubarão

ArcelorMittal Tubarão (“AMT”), a wholly-owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, semi-finished steel plates for export and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automobile industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. AMT’s Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, a sinter plant, three blast furnaces, a steel-making shop consisting of three oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art coil strip mill and a hot dip galvanizing line. In July 2007, AMT successfully commissioned the third blast furnace and other steel making facilities, increasing slab capacity to 7.5 million MT. The project to increase the Tubarão hot strip mill capacity commenced in 2009 and the Vega finishing operations are in progress and scheduled to commence in 2010. In 2009, AMT produced 5.3 million tonnes of crude steel.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injections, permitting the production of higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán State, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2009, AMLC produced 1.4 million tonnes of crude steel.

AMLC Mining Assets

AMLC operates three iron ore mines in Mexico, through joint ownership of the Peña Colorada mine with Ternium S. A., the output of which is consumed by AMLC’s and Ternium’s steel plants, and through its ownership of the El Volcan and Las Truchas mines.

Peña Colorada

Peña Colorada is an open pit mine on the Pacific coast of Mexico. AMLC owns 50% of the company, and Ternium S. A. owns 50% of the company. Peña Colorada produces magnetite concentrate and iron ore pellets. The mines produced 4.5 million tonnes of concentrate in 2009. The mine and the beneficiation plant are located near Minatitlán, and the pelletizing plant is located near Manzanillo Port, 50 kilometers from Minatitlán. Major production facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation in the beneficiation plant. There are also two pelletizing lines with vacuum filtration facilities, balling discs and traveling grates by Lurgi. Both magnetite concentrates and iron ore pellets are shipped from Manzanillo Port to AMLC and abroad, as well as to Ternium steel plants by ship and by rail.

El Volcan

The El Volcan iron ore mine is an open pit operation that commenced operations in 2008, although it was inactive from January to November 2009 due to the economic downturn. The operation includes mine exploitation, crushing and dry cobbing facilities and a concentrate plant with a two million tonne capacity, as well as port facilities. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources.

The mine is located in the northwest Mexican state of Sonora, 250 kilometers from the El Volcan port facility. The crushed and preconcentrated iron ore is transported by truck to a concentration plant located 120 kilometers from the El Volcan facility, and the concentrate is transported by rail to the Pacific port of Guaymas in order to be transported to the Lázaro Cárdenas steel plant. The crushing facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, tippler, a conveyor, transfer towers and two ship loading systems.

Las Truchas

Las Truchas mine is an integrated iron ore operation that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 1.3 million tonnes in 2009. The extracted ore is used in steel production for both AMLC and ArcelorMittal Las Truchas (see “—Long Carbon Americas—ArcelorMittal Las Truchas”).

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

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (Dofasco) is a leading North American steel solution provider and one of Canada’s largest manufacturers of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Dofasco has seven wholly-owned operating subsidiaries: Dofasco USA Inc., Dofasco Tubular Products Inc., Dofasco Tubular Products Corporation, Sorevco Inc., Powerlasers Limited, Powerlasers Corporation and ArcelorMittal Mines Canada mining company (“AMMC”). Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50% owned mini mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky, USA. Products produced by Dofasco and its steel related joint ventures and subsidiaries include: hot-and cold rolled steels; galvanized, Extragal and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks; and iron ore concentrate and pellets. Dofasco owns 100% of AMMC (whose operations are described below) and owns a 28.6% interest in Wabush Mines, each of which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers. In October 2009, ArcelorMittal Dofasco entered into an agreement to sell its interest in Wabush Mines to one of its partners, Cliffs Natural Resources. The transaction was completed on February 1, 2010.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three blast furnaces, of which two are currently operating, three coke plants comprising six batteries, one basic oxygen steel-making plant, one two –strand slab caster and a single-strand slab caster, one twin shell electric arc furnace and two ladle metallurgy stations associated with steel-making, a hot strip rolling mill including, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous, stand-alone pickle line, one electrolytic cleaning line, and shearing, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, two continuous annealing lines, 140 conventional and 16 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 2.7 million tonnes of crude steel in 2009.

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

The mines in aggregate produced 13.1 million tonnes of pellets and concentrates in 2009.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Liège Upstream	Belgium	Liège	Integrated	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse-Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec	Integrated	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Rep	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing	Mini-mill and Downstream	Flat

Production Facilities—Flat Carbon Europe

	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Coke Plant	21	12.9	9.5
Sinter Plant	16	58.7	27.1
Blast Furnace	26	45.8	21.7
Basic Oxygen Furnace (Incl. Tandem Furnace)	30	46.4	22.8
Electric Arc Furnace	5	2.7	1.3
Continuous Caster – Slabs	24	46.6	21.6
Hot Rolling Mill	12	40.4	20.3
Pickling Line	26	23.8	7.1
Tandem Mill	21	20.4	10.8
Annealing Line	14	4.9	4.0
Skin Pass Mill	16	9.6	3.4
Plate Mill	7	4.2	1.1
Continuous Bloom / Billet Caster	4	4.0	1.7
Billet Rolling Mill	1	2.5	0
Hot Dip Galvanizing Line	35	12.1	7.0
Electro Galvanizing Line	9	2.1	0.8
Tinplate Mill	9	1.9	1.2
Color Coating Line	14	2.1	0.9

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser in the north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with four million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 2.3 million tonnes of crude steel in 2009.

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

ArcelorMittal Liège Upstream

The primary facilities of ArcelorMittal Liège Upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces, and the Chertal plant, which includes a steel shop with three converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill. ArcelorMittal Liège downstream relies on the finishing facilities of ArcelorMittal Belgium (Liège facility) and has an annual production capacity of 3.5 million tonnes of crude steel. ArcelorMittal Liège Upstream produced 0.3 million tonnes of crude steel in 2009.

Most raw materials used by ArcelorMittal Liège Upstream are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. Pig iron is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to a power plant that produces steam and electricity.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.5 million tonnes. In 2009, ArcelorMittal Atlantique produced 4.6 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen furnace (BOF) converters, one ladle treatment, one RH vacuum degasser, one tank vacuum degasser, four continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. Florange is the only fully integrated steel plant in France. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has a total annual production capacity of 3.2 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for packaging facilities in Florange and Basse-Indre.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the primary portion. Florange produced 0.6 million tonnes of crude steel in 2009. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, a continuous annealing line, a batch annealing and temper mill, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tin plate, draw wall ironed tin plate (DWI). Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic-coated), while others are designed for the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). Over 93% of the sites’ total production supplies the French and European Union markets.

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting.

In 2009, ArcelorMittal Eisenhüttenstadt produced 1.4 million tonnes of crude steel. Its maximum production capacity is 2.7 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2009, ArcelorMittal España produced 2.6 million tonnes of crude steel.

The facilities are also connected by rail to the two main ports in the region, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, both to other units of the ArcelorMittal group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities direct to the ArcelorMittal Sagunto and ArcelorMittal Etxebarri plants, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet and tinplate.

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and other one in Gijón for long products, with two caster for bloom and billet, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseilles on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 2.4 million tonnes of crude steel in 2009.

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

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 5.0 million tonnes of crude steel. In 2009, ArcelorMittal Gent produced 2.9 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

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

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction. The products are sold through the Flat Carbon Western Europe units.

ArcelorMittal Liège

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and one continuous annealing line (located in Jemeppe), four hot dip galvanizing lines and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

ArcelorMittal Liège produces a large range of high-quality steel grades—ultra-low carbon steels to deep-drawing aluminum-killed steels and tinplate low carbon specifications, including a range of construction steels and micro-alloyed grades. A portion of its production is sent to the Liège finishing facilities. The Liège finishing facilities mainly produce higher added-value products, such as products for automotive use (exposed and non-exposed parts), including high-strength steel for household electrical devices, general industry and construction applications, as well as packaging.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, five hot dip galvanizing lines (of which three are operational) and three organic coating lines, one of which is located in Avellino. A new hot dipped galvanizing line was completed in 2009. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of two million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, temper mill, an electro-galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.9 million tonnes in 2009.

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

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France and Euroform, located in Saint-Chamond, France, ArcelorMittal Ringmill in Seraing, Belgium and UF Aciers in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully-integrated, including melt shop and finishing facilities. IB and IC are designed to produce special steel plates, ranging from five to 150 millimeters in thickness, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters in thickness, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal facilities consists of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2009, including 0.1 million tonnes of semi-products.

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

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice and Chorzów in Poland. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice and Chorzów plants cover areas of 13.3, 15.4, 0.5, 0.8 and 0.2 square kilometers, respectively.

ArcelorMittal Poland also has interests in a number of companies, the largest of which is Zdzieszowice Coke Plant, which produces and supplies coke to other ArcelorMittal subsidiaries and external companies.

ArcelorMittal Poland produces a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold-rolled sheets and strips, galvanized sheets, heavy plates, welded tubes, wire-rods and other wire and other wire products and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, two sinter plants, five blast furnaces (two of which are currently operational), six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, four section mills, three galvanizing lines (two of which are currently operational), two color coating lines, one wire rod mill, one wire drawing mill, one cold rolling mill for narrow strips and heavy plates mill. ArcelorMittal Poland produced 3.2 million tonnes of crude steel in 2009.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include five coke oven batteries (none of which were operational in 2009), two sintering plants (one of which is operational), five blast furnaces (two of which are operational), six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (two of which are operational), one billet mill, two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2009, ArcelorMittal Galati produced 1.8 million tonnes of crude steel which were sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish and Balkan markets. ArcelorMittal Galati has stopped its coke battery for competitive and environmental issues and has a long-term supply contract with another ArcelorMittal company (Zdzieszowice Coke Plant in Poland) for the supply of high quality coke.

Following the completion in 2009 of $311 million capital expenditure program as provided under the terms of the purchase agreement for the facility, ArcelorMittal Galati has a commitment to spend an additional $40 million in capital expenditures from 2010 to 2011. This investment commitment is secured by a pledge of a portion of ArcelorMittal Galati shares.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces both flat and long carbon products. The facility is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Ostrava”.

ArcelorMittal Annaba

ArcelorMittal Annaba produces both flat and long carbon products. Its flat products business is included in ArcelorMittal’s Flat Carbon Europe segment, while its long products business is included in ArcelorMittal’s Long Carbon Americas and Europe segment. It is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Annaba”.

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

Production Locations—Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod, Sheet Piles
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Krolewska	Integrated	Long / Sections, Wire Rod, Sheet Piles
ArcelorMittal Annaba	Algeria	Annaba	Integrated / Mini-mill	Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections/Wire Rod
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections, Wire Rod
Sonasid	Morocco	Nador, Lasfar, Jorf	Mini-mill	Long
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long
ArcelorMittal Tebessa	Algeria	Annaba	Iron Ore Mine	Mining
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	Iron Ore Mining	Mining
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long
ArcelorMittal USA	USA	La Place, LA	Mini-mill	Long
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod / Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Vitoria, Cariacica	Mini-mill	Long / Bar / Wire Rod
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Córdoba, Celaya, Tultitlán,	Integrated, Mini-mill and Downstream	Long / Bar, Wire Rod
ArcelorMittal Las Truchas	Mexico	Lazaro Cardenas	Iron Ore Mine	Mining
ArcelorMittal Tubular Products	Romania, Czech Rep, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Krakow, Vereeniging, Temirtau, Contrecoeur Ouest, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry	Downstream	P&T

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Coke Plant	6	3.3	1.7
Sinter Plant	6	10.5	5.1
Blast Furnace	11	9.4	5.5
Basic Oxygen Furnace (including Tandem Furnace)	15	12.1	6.4
DRI Plant	7	6.8	2.5

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Electric Arc Furnace	33	23.9	12.1
Continuous Caster—Slabs	4	3.1	1.1
Hot Rolling Mill	2	3.2	0.8
Pickling Line	3	1.1	0.3
Tandem Mill	3	1.1	0.3
Annealing Line	10	1.0	0.2
Skin Pass Mill	3	0.9	0.1
Continuous Caster—Bloom / Billet	42	31.6	16.8
Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
Billet Rolling Mill	2	1.1	0.3
Section Mill	23	11.3	5.1
Bar Mill	27	10.3	5.1
Wire Rod Mill	18	11.6	6.5
Hot Dip Galvanizing Line	6	0.2	0.1
Electro Galvanizing Line	2	0.1	0.0
Tinplate Mill	1	0.1	0.0
Seamless Pipes	9	1.0	0.3
Welded Pipes	69	3.2	0.9

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Acindar in Argentina, Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), one semi-integrated steel plant (the Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants—Brazil), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioenergética, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 5.7 million tonnes. In 2009, it produced 4.1 million tonnes of crude steel and a total of 3.9 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

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

ArcelorMittal Mineração Serra Azul

ArcelorMittal Serra Azul is an iron ore producer located in the Minas Gerais state of Brazil, about 60 kilometers south of Belo Horizonte, in the iron ore quadrangle. It supplies sinter feed to ArcelorMittal plants in Europe and lump ore for local pig iron producers and certain ArcelorMittal Brasil integrated plants.

Mineral production is transported either by truck to lump clients, or by truck and railway up to third-party port facilities located in the Rio de Janeiro state, where it is exported. In 2009, ArcelorMittal Serra Azul produced 2.4 million tonnes of iron ore.

Acindar Industria Argentina de Aceros S.A.

Acindar Industria Argentina de Aceros S.A. (Acindar) is the largest long steel maker in Argentina. Its main facilities, located in Villa Constitución in the Santa Fe province of Argentina, comprise a direct reduction iron plant, three electric arc furnaces, a ladle furnace and continuous casting, rolling mills, wire production and construction service facilities. The Acindar plant covers an area of approximately 2.8 square kilometers. In 2009, Acindar produced 1.0 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is the largest steelmaker in the Caribbean, based on 2008 shipments. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2009, ArcelorMittal Point Lisas produced 0.4 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2009, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities and the mining operations associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, continuous billet caster, and bar mill. In 2009, the Indiana Harbor bars facility did not have any production. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”).

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets. Principal facilities consist of an electric arc furnace, vacuum degasser, bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2009, the Steelton facility produced 0.3 million tonnes of crude steel. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnaces, two ladle metallurgy stations, a billet caster and a wire rod rolling mill. In 2009, the Georgetown facility did not have any production.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, two continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2009, the Vinton facility produced 0.1 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana and Harriman, Tennessee. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. Harriman consists of a rolling mill that is supplied with billets from LaPlace. In 2009, the LaPlace facilities produced 0.4 million tonnes of crude steel.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2009, ArcelorMittal Montreal produced 1.3 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

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

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is the largest exporter of rebar and wire rod in Mexico. It is located in Lázaro Cárdenas, Mexico, with additional facilities elsewhere in Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.8 million tonnes of crude steel capacity. In 2009, ArcelorMittal Las Truchas produced 1.4 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces (BOFs), three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. Its Córdoba facility (which is not currently operational) on the Gulf of Mexico has an electric arc furnace mini-mill that produces billet, with production capacity of 165,000 tonnes per year of liquid steel and 160,000 tonnes per year of billets. It principally supplies billets to the Tultitlán rolling mill. The Celaya rolling mill, strategically located in the geographic center of Mexico, produce rebar by using billet from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Tultitlán rolling mill (currently without operations) processes billets from ArcelorMittal Las Truchas and Córdoba to produce rebar. It has an annual rebar production capacity of 240,000 tonnes. Its location in Tultitlán, near to Mexico City, allows it to function as a service and distribution center supplying rebar to central Mexico.

AMLT Mining Assets

The Las Truchas mine is an integrated iron ore facility that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 1.3 million tonnes in 2009. It produces iron ore for both the Flat Carbon Americas and Long Carbon Americas and Europe segments and is described under “—Flat Carbon Americas—AMLC mining assets”.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, secondary metallurgy (including a ladle furnace, tank degasser and an RH degasser), a blooms caster, a billet caster and a billet mill. In 2009, ArcelorMittal Duisburg produced 0.6 million tonnes of crude steel. The Hochfeld facility is a wire rod mill. The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI production facility (MIDREX), one electric arc furnace, one ladle furnace, one billet caster, one wire rod mill and one stretching plant. About 85% of its production is sold in Europe. ArcelorMittal Hamburg produced 0.8 million tonnes of crude steel in 2009.

ArcelorMittal Gandrange & Schifflange

Built in 1966, the Gandrange site covers 279 hectares. In 2009, the electric arc furnace and the bar mill were permanently closed. The facility at the Gandrange site that remains operational is a bar/wire rod mill. In 2009, the mill began to be transformed to broaden its product range.

The Schifflange site (STFS) covers 2.8 hectares. The Schifflange facility consists of a wire rod mill and a rebar and coil installation. The sites produce special bars quality, rebar and wire rods (mesh, low carbon, high carbon, alloyed spring, steel cord, free cutting and cold heading quality products).

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is approximately 83%-owned by the ArcelorMittal group, with the remaining percentage owned by third parties. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces, four open hearth tandem furnaces (three of which are operational), three continuous casters, one hot strip mill, two section mills, one wire rod mill and one power plant. In 2009, ArcelorMittal Ostrava produced 1.6 million tonnes of crude steel.

In connection with the 2003 privatization of ArcelorMittal Ostrava by the government of the Czech Republic (as part of its initiative to restructure the Czech steel industry), ArcelorMittal made capital expenditure commitments totaling $243 million (by Czech accounting standards) over 10 years (including $20 million for environmental improvements).

ArcelorMittal Ostrava has made capital expenditures of approximately $231 million as of December 31, 2009 towards this commitment. In connection with the acquisition, ArcelorMittal restructured the debt obligations of ArcelorMittal Ostrava with a consortium of Czech and international banks led by the International Finance Corporation, and also agreed to implement a medium-term restructuring plan approved by the European Commission. This plan includes certain reductions in capacity and employment levels. ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products directly to end-users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tabular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o and ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), which are all wholly-owned. ArcelorMittal Tubular Products Ostrava has an annual capacity of 275,000 tonnes of seamless tubes and 45,000 tonnes of welded pipes. ArcelorMittal Tabular Product Karvina has an annual capacity of 255,000 tonnes of welded pipes. ArcelorMittal Frydek-Mistek has an annual capacity of 145,000 tonnes of cold-rolled products. ArcelorMittal Distribution Solution Czech Republic s.r.o has an annual capacity of 960,000 tonnes of cutting and slitting.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles, and produced 1.5 million tonnes of crude steel in 2009.

ArcelorMittal Rodange and Schifflange

ArcelorMittal Rodange and Schifflange has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. ArcelorMittal Rodange and Schifflange is 80%-owned by ArcelorMittal Belval Differdange, with the remaining 20% owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers. In 2009, ArcelorMittal Rodange and Schifflange produced 0.6 million tonnes of crude steel.

ArcelorMittal Rodange and Schifflange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials), and, in 2008, expanded its range to include light sheet piles products.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, and two rolling mills (producing special quality bars and rebars). In 2009, ArcelorMittal Warszawa produced 0.4 million tonnes of crude steel. A new rolling mill producing rebars and light merchant started production in the second quarter of 2008. ArcelorMittal Warszawa produces special quality bars from 10 millimeters to 65 millimeters in diameter and in 2008, began producing rebar from 10 millimeters to 32 millimeters in diameter.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumarraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 450 millimeters in diameter and 6.0 and 24.1 meters in length. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.5 million tonnes of crude steel in 2009. After being upgraded in 2009, it now has a capacity of 1.2 million tonnes of finished products.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a continuous rolling mill. During the second half of 2009, the electric arc furnace and the continuous caster were cold idled.

The Zumarraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. In 2009, it produced 0.6 million tonnes of crude steel.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 600 millimeters in diameter and between 9.0 and 18.3 meters in length. Its plant covers an area of approximately 0.2 square kilometers. In 2009, ArcelorMittal Madrid produced 0.3 million tonnes of crude steel.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills. It currently produces angles from 25 to 120 millimeters, flats from 40 to 200 millimeters and rebars from 10 to 32 millimeters in diameter. In 2009, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2009, the Asturias steel plant produced 0.5 million tonnes of crude steel (0.3 million tonnes of blooms and 0.3 million tonnes of billets). The wire rod mill produced 0.2 million tonnes of wire rod and the rail mill produced 0.3 million tonnes of rail.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. It is 92%-owned by the ArcelorMittal group and 8% owned by the government of Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 29.1 square kilometers. Its principal production facilities are electric arc furnaces, coke oven batteries, a sinter plant, a blast furnace, a BOF, a continuous caster, two rolling mills, a forge shop and a power plant. In 2009, ArcelorMittal Zenica produced 0.5 million tonnes of crude steel and acquired a new ingot caster. At the time of acquisition of ArcelorMittal Zenica, capital expenditure commitments totaling $135 million over 10 years (from 2005-2014) were made. As of December 31, 2009 ArcelorMittal Zenica has made capital expenditures of approximately $154 million, including $39 million on environmental projects, fulfilling its commitment.

ArcelorMittal Zenica produces long and forged products. Approximately 55% of ArcelorMittal Zenica’s production is exported. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal.

The mine is a surface mine with an annual capacity of 1.8 million tonnes of iron ore. A new pit in the same area, known as Buvac, is in process and should be functional in 2010. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant.

ArcelorMittal Annaba and ArcelorMittal Tebessa

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two basic oxygen furnaces with six converters. It operates two sinter plants, two blast furnaces, four continuous casters, a hot-strip mill, a cold reducing mill, a bar and rod mill and a seamless tube mill. In 2009, ArcelorMittal Annaba produced 0.6 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its flat product range includes slabs, hot-rolled and cold-rolled coils and sheets, hot-dipped galvanized products and tin plates, and its long product range includes billets, wire-rods, rebars and seamless tubes. ArcelorMittal Annaba supplies products primarily to the construction, housing, engineering, packaging and petrochemical industries.

ArcelorMittal Tebessa operates two iron ore mines at Ouenza and Boukhadra; it produced 1.096 million tonnes ore in 2009. The Ouenza mine that is located in the southeast of Algeria near the Tunisian border, 150 kilometers from the Annaba coast, is an open cast mine with an overall surface area of 1,085 hectares. Ouenza’s operations began in 1921. Its material is dispatched to the ArcelorMittal Annaba steel plant.

The Boukhadra mine is located in the southeast of Algeria, near the Tunisian border, approximately 180 kilometers from Annaba coast. Boukhadra’s operations started in 1927. Its material is dispatched to ArcelorMittal Annaba Plant.

Both mines can be accessed by road and by electrified railways that run between the mines and ArcelorMittal Annaba steel plant. Since October 18, 2001, both the Ouenza mine and Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively. The major production facilities at the mines include three crusher plants, conveyor belts and wagon-loading hoppers stations.

At the time of the acquisition of ArcelorMittal Annaba, capital expenditure commitments totaling $140 million over 10 years (from 2001-2011) were made. As of December 31, 2009 ArcelorMittal Annaba has made capital expenditures of approximately $130 million towards this commitment.

Sonasid

Sonasid (Société Nationale de Sidérurgie) is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures). Sonasid produced 0.5 million tonnes of crude steel in 2009.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnaces, two continuous casters and a sections rolling mill. In 2009, Arcelor Mittal Hunedoara produced 0.1 million tonnes of crude steel.

ArcelorMittal Tubular Products

ArcelorMittal Tubular Products division operated 20 operating units in Europe, North America, South America, CIS and Africa in 2009. The division caters mainly to the energy, mechanical tubing and automotive tubing and components markets. The facilities include four facilities producing seamless tubes, three facilities producing large diameter welded tubes, 11 facilities producing Electric Resistance Welded (ERW) tubes, one facility producing high value-added cold drawn (DOM) tubes and two facilities producing automotive components using welded tubes.

In 2009, ArcelorMittal sold its welded tube manufacturing and galvanizing facility in Contrecoeur, Canada to a local steel tube manufacturing group. The facility had an annual rolling capacity of 80,000 tonnes and an actual production capacity of 34,000 tonnes in 2009.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine, South Africa and Russia. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	Iron Ore Mining	Mining
ArcelorMittal Temirtau	Kazakhstan	Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya, Tenteskaya	Coal Mining	Mining
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal Kryviy Rih	Ukraine	Underground and Open Mines	Iron Ore Mining	Mining
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Coke Plant	24	11.2	6.5
Sinter Plant	9	24.7	16.9
Blast Furnace	12	21.1	11.2
Basic Oxygen Furnace (including Tandem Furnace)	17	20.1	11.6
DRI Plant	8	1.9	1.0
Electric Arc Furnace	5	3.3	2.0
Continuous Caster—Slabs	6	11.2	6.5

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)
Hot Rolling Mill	3	9.4	6.2
Pickling Line	4	4.5	3.0
Tandem Mill	4	3.6	2.9
Annealing Line	7	1.3	0.8
Skin Pass Mill	9	4.9	2.4
Plate Mill	1	0.6	0.2
Continuous Caster—Bloom / Billet	2	2.8	1.8
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.0
Billet Rolling Mill	1	1.5	1.3
Section Mill	9	4.6	2.9
Bar Mill	3	0.9	0.5
Wire Rod Mill	4	2.6	2.0
Hot Dip Galvanizing Line	5	1.4	1.2
Electro Galvanizing Line	1	0.1	0.0
Tinplate Mill	3	0.8	0.5
Color Coating Line	2	0.2	0.1

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 7.7 million tonnes of crude steel. In 2009, ArcelorMittal South Africa produced 5.1 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. Mittal Steel Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, which covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.2 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes of crude steel. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Western Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.3 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings. Approximately 69% of its products are sold in the South African domestic market while Africa is its largest export market. It also sells significant quantities of product into Asia with minor sales into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of eight coke oven plants (including two coke oven plants under reconstruction), three sintering plants, six blast furnaces (four of which are operational), six basic oxygen furnaces, two open hearth furnaces, two blooming mills and six light section / bar mills and three wire rod mills. It covers an area of approximately 120 square kilometers including mines, an agriculture division and various recreational centers.

ArcelorMittal Kryviy Rih is committed to invest at least $500 million through 2010 pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2009, ArcelorMittal Kryviy Rih had spent approximately $554 million toward these commitments. ArcelorMittal Kryviy Rih has also undertaken certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rounds and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, re-rolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. In 2009, ArcelorMittal Kryviy Rih produced five million tonnes of crude steel.

ArcelorMittal Kryviy Rih has two captive iron ore mines: an open pit mine that produced 7.0 million tonnes in 2009, known as Kryviy Rih Opencast, and an underground mine with production of 1.2 million tonnes in 2009, known as Kryviy Rih Underground. The production process includes crushing, hydroclassifiers and low intensity magnetic separation.

The main consumer of the sinter and concentrate mining production is ArcelorMittal Kryviy Rih, with some concentrate shipped to other ArcelorMittal affiliates in Kazakhstan and other Eastern Europe group companies, as well as to external consumers.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2009 through acquisitions of non-controlling (minority) interests.

ArcelorMittal Temirtau

ArcelorMittal Temirtau’s wholly-owned integrated steel plant, located in the Karaganda region of Kazakhstan, consists of seven coke oven batteries of which six are operating, three sinter plants, four blast furnaces (three of which are operational), three basic oxygen furnaces, two continuous slab casters, one hot strip mill, two cold rolling mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, two welded pipe mills and a bar mill. It covers an area of approximately seven square kilometers. In 2009, ArcelorMittal Temirtau produced 3.3 million tonnes of crude steel.

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

ArcelorMittal Temirtau also has iron ore mines that produced 4.5 million tonnes of iron ore and coal mines that produced 3.9 million tonnes of coking coal in 2009.

ArcelorMittal has developed a plan to increase the facility’s steel production capacity to ten million tonnes. This would be done in two phases. In first phase the production capacity would be upgraded to 6 million tonnes by modernizing and de-bottlenecking of existing facilities. In second phase, a greenfield plant with four million tonnes of crude-steel production capacity would be constructed. The iron ore and coal mines and power plants would expand proportionally in order to provide 100 % self-sufficiency. In view of the recent downturn in the global steel market, the timeframe and required investments for all of these expansion projects is currently under review. See “Item 4—Information on the Company—Update on Previously Announced Investment Projects”.

Iron Ore Mines: Lisakowsk, Kentobe, Atasu, Atansore

ArcelorMittal Temirtau has four iron ore mines in central Kazakhstan. The mines are Lisakowsk, Kentobe, Atasu, Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines is by railway.

Lisakowsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. Product is fine concentrate which is dispatched to Temirtau by railway rakes. A prototype pilot project on dephosphorisation was commissioned in 2007. This unit is not currently operational due to cost considerations.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau. The mine was started in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to be underground mining. Processing comprises crushing and wet jigging.

Atansor is an open pit operation located about 500 kilometers northeast of Temirtau. The mining lease was obtained by ArcelorMittal in 2004. Ore is processed by a simple dry crushing and screening circuit.

Karaganda Coal Mines

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) acquired 15 coal mines in 1996 in the Karaganda coal basin region. These mines required considerable restructuring and investments. Restructuring and improvements were made by ArcelorMittal to form eight captive coal mines – Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakstanskava, Lenina, Shaktanskaya and Tenteskaya. These coal mines are all underground mines utilizing the retreat longwall mining method.

The mines produce primarily coking coal used in steel-making at Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated – one located near several of the coal mines and the other at the ArcelorMittal Temirtau steel plant. Surplus coal is supplied to group steel plants, mainly ArcelorMittal Kryviy Rih.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya, Pervomayskaya and Anzherskaya mines, as well as the Severnaya coal washery. The main consumers of the coal and concentrate produced are ArcelorMittal Kriviy Rih, ArcelorMittal Temirtau and ArcelorMittal’s Eastern European plants.

The Berezovskaya mine, which is 98.29%-owned by ArcelorMittal, is an underground coking coal mine located in the northeastern part of the Kemerovo geological and economic district of Kuzbass, 35 kilometers from the regional city of Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

The Pervomayskaya mine, which is 99.5%-owned by ArcelorMittal, is an underground coking coal mine located in the northern part of the Kemerovo geological and economic district of Kuzbass, 60 kilometers from Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

The Anzherskaya mine, which is wholly-owned by ArcelorMittal, is an underground steam coal mine located in the central part of the Anzhersky geological and economic district of Kuzbass. Roads connect the mine to Anzhero-Sudzhensk has access to the Anzherskaya railway station.

The major mine equipment and machinery includes mining and heading machines, shearers and road headers, powered roof supports, face conveyors, rock loading machines, belt conveyors, hoisting machines, electric locomotives, ground and suspended diesel locomotives.

Stainless Steel

ArcelorMittal Stainless Steel segment has production facilities in South America and Europe, including Brazil, France and Belgium. The following two tables provide an overview by type of facility of ArcelorMittal Stainless Steel principal production locations and production units:

Production Locations - ArcelorMittal Stainless Steel

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Inox Brasil	Brazil	Timóteo	Integrated	Stainless / Silicon
ArcelorMittal Inox Brasil Tubos	Brazil	Timóteo, Ribeirão Pires	Downstream	Stainless Tubes
Cinter	Uruguay	Montevideo	Downstream	Stainless Tubes
ArcelorMittal Stainless France	France	Gueugnon	Downstream	Stainless flat
ArcelorMittal Stainless & Nickel Alloys	France	Imphy	Mini-Mill	Stainless semis/alloys
ArcelorMittal Stainless Precision Europe	France	Pont de Roide / Firminy	Downstream	Stainless precision
ArcelorMittal Stainless France	France	Isbergues	Downstream	Stainless flat
ArcelorMittal Stainless Tubes Europe	France	Ancerville	Downstream	Stainless tubes
ArcelorMittal Stainless Belgium	Belgium	Châtelet, Genk	Mini-Mill /Downstream	Stainless flat
ArcelorMittal Stainless Automotive Tubes	Czech Rep.	Usti	Downstream	Stainless tubes

Production Facilities for ArcelorMittal Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2009 (in million tonnes)(2)(3)
Blast Furnace	2	0.7	0.4
Electric Arc Furnace	6	3.0	1.6
Continuous Caster – Slabs	4	3.0	1.6
Hot Rolling Mill	4	4.5	1.6
Cold Rolling Mill (Z mill)	19	2.2	1.0
Pickling Line	5	2.1	1.0
Annealing Line	16	2.4	1.2
Skin Pass Mill	7	1.3	0.5
Continuous Bloom / Billet Caster	1	0.1	0.0

(1)	Reflects design capacity and does not take into account other constraints in the production process.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.
(3)	Allocation to pickling and annealing lines is based on “carbon steel process” logic, meaning that the pickling line category includes hot annealing lines (anneal before rolling for stainless steel). Annealing lines include final annealing and pickling lines as well as bright annealing lines, which are similar to annealing lines for carbon steel.

ArcelorMittal Inox Brasil S.A.

ArcelorMittal Inox Brasil is the stainless steel business unit of ArcelorMittal in South America. It is the only integrated producer of flat stainless and silicon steel in the region. In 2009, it exported products to more than 48 countries. Its steel mill in Timóteo, in the Vale do Aço, Minas Gerais state, Brazil, has an annual production capacity of 0.9 million tonnes of liquid steel.

The integrated plant of ArcelorMittal Inox Brasil in Timóteo includes two blast furnaces, a melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), a hot strip rolling mill (including one walking beam and one push furnace with one rougher mill and one steckel mill), a stainless cold rolling mill (including one hot annealing pickling, two cold annealing pickling and one cold preparation line, three cold rolling mills and boxes annealing) and a silicon cold rolling mill (including one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line and one cold rolling mill). ArcelorMittal Inox Brasil produced 0.6 million tonnes of crude steel in 2009.

ArcelorMittal Inox Brasil also runs several stainless steel distribution companies: ArcelorMittal Inox Brasil Serviços, which includes several entities involved in steel cutting, finishing, trading and distribution, as well as two companies acquired at the end of 2007: Cínter, a tube manufacturer in Uruguay, and M.T. Majdalani y Cia., the leading stainless steel service center and distributor in Argentina.

ArcelorMittal Inox Brasil Serviços operates the following entities: ArcelorMittal São Paulo – Serviços Aços Inoxidáveis e Elétricos, which is a service center in Ipiranga, São Paulo that also trades tubes and bars; ArcelorMittal Campinas – Serviços Aços Inoxidáveis e Elétricos, which is a service center; ArcelorMittal Timóteo – Serviços Aços Inoxidáveis e Elétricos, which is a service center at the Timóteo plant that processes stainless steel; ArcelorMittal Timóteo – Comercial Aços Inoxidáveis e Elétricos, which is also located at the Timóteo plant and provides regional stainless flat and tubes commercial and distribution activities; ArcelorMittal Caxias do Sul- Serviços Aços Inoxidáveis e Elétricos, which is a service center in Caxias do Sul (RS); and owns Acesita Argentina S.A., which handles importing, exporting, purchasing and selling, distribution, representation and trading, processing and transformation of flat and non-flat stainless steel, silicon steels, high carbon steel, non-flat products (except tubes) and cast steel products, primarily in the Argentine market.

ArcelorMittal Inox Brasil Serviços is also active in the stainless tubes production and distribution segment with its subsidiary ArcelorMittal Inox Brazil Tubos, a company formed by a manufacturer of seam-welded stainless steel tubes (previously known as Cetubos) and a company that serves customers with special welded seams needs (previously known as Inoxtubos).

ArcelorMittal Inox Brasil products are exported out of South America and are distributed worldwide through the network of ArcelorMittal Stainless International.

ArcelorMittal Stainless Europe

ArcelorMittal Stainless Europe is the stainless steel business unit of ArcelorMittal in Europe. It operates upstream and downstream facilities in France and Belgium and manages a network that distributes stainless products throughout Europe and to export markets.

The upstream facilities of ArcelorMittal Stainless Europe consist of two steel-making plants in Belgium (Genk and Châtelet). The Genk plant includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Châtelet plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. The Châtelet melt shop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, slab continuous caster and slab grinders. The Châtelet plant covers an area of approximately 0.5 square kilometers. ArcelorMittal Stainless Europe produced 1.0 million tonnes of crude steel in 2009.

ArcelorMittal Stainless Europe’s downstream facilities consist of three cold rolling mill plants, located in Genk, Belgium, Gueugnon and Isbergues, France. All three plants include annealing and pickling lines (with shot blasting and pickling equipments), cold rolling mills, bright annealing lines (in Gueugnon and Genk), skin-pass, and finishing operations equipments. In addition, the Isbergues plant also includes a direct rolling annealing and pickling (“DRAP”) line. The Genk plant is focused on austenitic products, the Gueugnon plant on ferritic products, and Isbergues on products dedicated to automotive (mainly ferritic) and industry (mainly austenitic) markets. The Gueugnon plant covers an area of approximately 0.4 square kilometers and the Isbergues plant covers an area of approximately 0.9 square kilometers.

ArcelorMittal Stainless Europe is also active in the production of stainless precision strips via ArcelorMittal Stainless Precision Europe, which operates two plants in Pont de Roide and Firminy, France. These facilities are equipped with continuous annealing and pickling lines, cold rolling mills, bright annealing lines and finishing operations equipments.

ArcelorMittal Stainless Europe also produces stainless welded tubes via ArcelorMittal Stainless Tubes Europe, which operates one plant in Ancerville, France (producing tubes for industrial and ornamental markets) and ArcelorMittal Stainless Automotive Tubes, which operates one plant in Usti, Czech Republic (producing tubes for exhaust systems).

ArcelorMittal Stainless Europe’s in-house distribution network enables it to cover the entire European market. Its steel service centers are located in Isbergues (France), Genk (Belgium), Luxembourg, Sersheim and Rheinhausen (Germany), Viladecans (Spain), Massalengo and Podenzano (Italy), Siemianowice Slaskie (Poland), Istanbul (Turkey). All service centers have dedicated equipment to adapt products to local markets. These include slitters, coils packaging lines, cut-to-length lines and coils polishing lines.

ArcelorMittal Stainless Europe’s products for export are distributed worldwide by the network of ArcelorMittal Stainless International.

ArcelorMittal Stainless & Nickel Alloys

ArcelorMittal Stainless & Nickel Alloys is the stainless steel business unit of ArcelorMittal specialized in the design, production and transformation of nickel and cobalt alloys and certain specific stainless steels.

Produced in the form of bars, cold-rolled strip, wire rod and plates, these products are intended for high-tech applications or applications addressing very specific requirements.

ArcelorMittal Stainless & Nickel Alloys’s production facilities are principally located in Imphy, France. They include melt shop, cold rolling mill and wire hot rolling mill facilities. In 2008 ArcelorMittal Stainless & Nickel Alloys bought Rescal, a cold drawing shop located 50 kilometers west of Paris that produces heat-resistant elements.

Steel Solutions and Services

Steel Solutions and Services is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. It services a variety of customer industries, including automotive, construction, household appliances, public works, civil engineering and general industry. Steel Solutions and Services is the largest customer of both the Flat and Long Carbon Steel segments. Steel Solutions and Services has numerous small to medium-sized service centers and warehouses. The range of distribution solutions is offered through a network covering 30 countries, while specific solutions are dispatched in five business units: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Total Offer Processing, ArcelorMittal WireSolutions.

The range of distribution solutions is organized across a dozen of specific geographical areas through locally empowered management: France, Iberia, Italy, Turkey/Mediterranean, South America, Benelux, Germany/Switzerland, Central and Eastern Europe, Asia/Middle East/India, Poland, UK/Scandinavia.

The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network, with over than 300 storage facilities, has expertise in service and proximity, ensuring immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of user customers have direct access to the ArcelorMittal’s steel products and a complete portfolio of steel solutions.

ArcelorMittal Construction Solutions

ArcelorMittal Construction Solutions provides its customers with steel-based solutions for cladding, roofing, flooring and framing. It has a worldwide footprint, including operations in Europe, Brazil, as well as in the Indian Ocean and the Caribbean areas. Its facilities include one pickling line, one cold roll mill, two integrated galvanizing/coating lines, two coating lines, 90 profiling lines and 17 continuous panel lines. ArcelorMittal Construction Solutions sells three main types of products: profiles, floor elements and sandwich polyurethane and mineral wood panels. Its three businesses are known as Arval, Arclad and Armat.

Arval serves the diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects. Arclad provides standard cladding profiles and panels with short delivery times. Armat is focused on providing distributors with products such as roof tiles, rainwater evacuation systems, accessories and panels.

In addition, ArcelorMittal Construction Solutions is developing new ventures in the solar business (Amhelios) and the residential sector.

ArcelorMittal International

ArcelorMittal International is a worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their home markets. With end-user contacts in all key markets, it is the spearhead for ArcelorMittal’s expansion in emerging markets.

It has over 45 sales offices on five continents serving more than 27 countries and provides its customers with a wide range of flat and long products, also supplying steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ArcelorMittal Projects

ArcelorMittal Projects provides steel solutions and services for projects worldwide in infrastructure, oil and gas and construction.

In-house production and processing facilities combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range. Strategically located stock yards provide short delivery times. ArcelorMittal Projects supports its customers with project management skills and engineering assistance, offering a range of on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration.

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects all over the world.

ArcelorMittal Total Offer Processing

ArcelorMittal Total Offer Processing provides steel processing solutions, ranging from design to production and logistics of steel components and steel solutions for industrial accounts. A global network of sites, with a strong presence in emerging markets, enables ArcelorMittal Total Offer Processing to follow its global customers in their expansion in these developing regions.

The market sectors of ArcelorMittal Total Offer Processing include railways, crane and lifting machinery, yellow goods, agriculture, trucks, new energies and electrical appliances. It is currently present in nine countries with 30 specific sites.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is an industrial wiredrawer with a global presence, serving sectors such as agriculture, automotive, construction, energy and general industry. Production sites are in Europe, North America and China in addition to a long-standing joint venture Kiswire-ArcelorMittal in Asia with worldwide distribution channels.

ArcelorMittal Wire Solutions has developed recognized brands and high quality products with a broad range of tailor-made solutions used in diversified businesses from fencing to off-shore platform mooring, from tire and concrete reinforcement to advanced silicon sawing. Its offer consists of products such as fencing and agribusiness wires, industrial wires, cold heading quality wires, flat wires, fibers, nails, cold rolled wires, ropes, PSC, bedding and seating spring wires, tire cord, bead wires, hose wires, technical cord, sawing wires, bright bars, totaling up to 12,000 different references for 4,700 clients worldwide in addition to trade activities for lifting equipment and accessories with 30,000 references for 3,000 clients.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2009 and those that are currently ongoing.

Completed projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarao (Brazil)	Hotstrip mill expansion project	Hot strip mill capacity increase from 2.7 million tonnes to 4 million tonnes per year	4Q 09
FCA	Volcan (Mexico)	Mine development	Production increase of 1.6 million tonnes of iron ore in 2010	4Q 09

Ongoing(1) Projects

Segment	Site	Project	Capacity / particulars	Forecast Completion
FCA	ArcelorMittal Tubarao (Brazil)	Vega do Sul expansion plan	Increase of HDG production of 350,000 tonnes per year	First half 2010
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630,000 tonnes per year	First half 2010
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster 21	Slab capacity increase from 6.7 million tonnes to 7.5 million tonnes per year	Second half 2010
FCA	Princeton Coal (USA)	Princeton Coal	Capacity increase of 0.7 million tonnes	2010
AACIS	Liberia mines	Greenfield Liberia	Iron ore production of 15 million tonnes per year	2011(2)
LCA	Monlevade (Brazil)	Monlevade expansion plan	Increase in capacity of finished products by 1.15 million tonnes	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8 million tonnes per year	2013

(1)	Ongoing projects refer to projects in which construction is underway and exclude various projects that are under development such as in India.
(2)	Iron ore mining production is expected to commence in 2011 with initial production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity	Forecast completion
Saudi Arabia	Al-Jubail	600,000 tonne seamless tube mill	Capacity of 600,000 tonnes of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2 million tonnes for the auto market	2012
China	Hunan Province	VAME Electrical Steel JV	Capacity of 300,000 tonnes of electrical steel	2012

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved written comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production capacity of over 130 million tonnes of crude steel in 2009. ArcelorMittal had sales of $65 billion and steel shipments of approximately 71 million tonnes for the year ended December 31, 2009. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2009, ArcelorMittal had approximately 282,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 177 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 in line with global economic activity, but real demand for steel products remained below levels prevailing before the crisis and the extent of the recovery remains uncertain.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products and stainless steel and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike other commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.

Although steel prices typically follow trends in raw material prices, the percentage changes may not be proportional and price increases in steel may lag behind price increases in production costs. Mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) can have significant cost advantages in an environment of wide fluctuations in the price of steel and raw materials. Conversely, as in the fourth quarter of 2008 and the first half of 2009, decreases in steel prices may outstrip decreases in raw material costs. Increases in production costs are driven by supply-demand dynamics and demand from alternative markets. Steel price surcharges are often implemented on contracted steel prices to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

Economic Environment1

After recording average global real gross domestic product (“GDP”) growth of 3.1% per year between 2000 and 2008, world GDP growth is estimated to have declined by 2.0% in 2009, as the economic contraction that resulted from the financial crisis in the second half of 2008 continued into the first half of 2009.

The synchronized economic downturn that followed was characterized by severe drops in output in both developed and emerging economies. Among emerging markets, countries heavily dependent on trade (e.g. Southeast Asia) or external credit lines (e.g., CIS and Eastern Europe) felt the effects of the crisis most acutely, while economies less dependent on trade or with relatively sounder banking systems (e.g., China, India and much of South America) were affected to a lesser extent.

In the United States, GDP began to fall in the third quarter of 2008 (down 2.7% annualized) before falling at a 5.4% annual rate in the fourth quarter of 2008 as uncertainty and tight credit conditions led companies to preserve cash, leading to a drawdown in inventories throughout the supply chain. Inventory reduction continued on a much wider scale in the first quarter of 2009, accounting for about one-half of the estimated 6.4% drop in annualized GDP. The second quarter of 2009 saw demand begin to stabilize, with GDP falling at a 0.7% pace as domestic demand and inventories bottomed out. Supported by the “Cash for Clunkers” program, which drove a sharp rise in auto sales, and first-time homebuyer incentives, which supported improved housing starts, GDP in the United States rose at a 2.2% annualized rate in the third quarter of 2009. In the fourth quarter of 2009, GDP in the United States is expected to have grown by approximately 5.7% annualized, as re-stocking of inventories outweighed the continued negative impact of rising unemployment on consumption.

The economy of the European Union countries (EU27) suffered a similar fate, but with the collapse in world trade affecting its output even more significantly. EU27 GDP fell at an annualized rate of 9.5% in the first quarter of 2009 and 5.0% in the first half, with the pace of decline slowing to 0.8% annualized in the second quarter of 2009 as France and Germany emerged from recession and car trade-in schemes supported private consumption. Growth in the region remained uneven, however, with Germany and France reporting a relatively strong recovery while the UK, Spain and Ireland continued to struggle. Quarterly annualized GDP increased by 1.3% in the third quarter and by an estimated 1.7% in the fourth quarter, resulting in an estimated year-on-year decline of 4% for 2009 as a whole.

[1]	GDP and industrial production data and estimates sourced from Global Insight, January 14, 2010.

While developed economies were still falling during the second quarter of 2009, demand in the developing world stabilized sooner. In particular, resilient domestic demand in China boosted Southeast Asian exports, while stimulus packages aided recovery in South America. The CIS region also emerged from recession in the second quarter but tight credit conditions continued to hamper economic activity.

The global economy declined by 3.2% year-on-year in the first half of 2009, despite the rebound in emerging markets discussed above. As the rest of the world returned to growth in the third quarter, the year-on-year pace of decline slowed to 2.0%. Although the global economy is expected to decline 2.0% for 2009 overall—the worst performance since 1945—growth in the second half of the year and comparison with the weak output levels in 2008 are expected to lift fourth quarter global GDP to levels 0.4% above the levels of the preceding year.

Industrial Production

Global industrial production is estimated to have declined 9.0% in 2009 after declining 0.2% in 2008. Industrial output in the Organization for Economic Co-operation and Development (“OECD”) countries fell by over 12% in 2009 after declining by 2.0% in 2008. Industrial production in non-OECD countries declined by 0.7% in 2009, compared to 5.2% growth in 2008. The decline was particularly pronounced during the first half of 2009, when industrial output fell 16.1% in OECD countries and 4.6% in non-OECD countries. Emerging markets led a sharp turnaround in the second half of the year due mainly to the end of the de-stocking cycle and the strength of Chinese imports, as non-OECD industrial production declined by a marginal 0.1% year-on-year in the third quarter of 2009, with continued recovery expected during the fourth quarter. Although OECD industrial output remains down year-on-year in the second half of 2009, the decline has slowed from a fall of 11.6% year-on-year in the third quarter to a fall of 4.8% in the fourth quarter.

These adverse economic developments and the accompanying decline in investment and infrastructure spending led to a significant drop in steel demand in the first half of 2009, with the decline proportionately greater in developed, rather than developing, nations. By the second half of 2009, demand for steel products began to rebound gradually as the de-stocking cycle came to or neared an end in certain core steel markets.

Initiatives Taken in Response to Changing Market Conditions

ArcelorMittal implemented several initiatives in response to the deteriorating economic and steel market environment in the second half of 2008. Many of these initiatives were achieved during the course of 2009:

•

The Company reduced production by up to approximately 45% in the first half of the year to accelerate inventory reduction, before gradually increasing production in targeted markets during the second half (see “—Steel Production”);

•

The Company took various measures to improve its liquidity position and preserve cash flow, including reducing its working capital rotation days to a targeted range of 75-85 days, raising over $13.1 billion through debt, equity and convertible bond issuances, cutting its dividend by half to $0.75 per share, suspending share buy-backs and curtailing merger and acquisitions activity;

•	The Company reduced its net debt as of year-end by $13.7 billion from the start of the financial crisis (as at September 30, 2008, net debt was $32.5 billion; see “—Liquidity and Capital Resources”);

•	The Company adapted its growth plan to reflect market conditions, reducing its capital expenditure reductions to $2.8 billion in 2009 from $5.5 billion in 2008; and

•

As part of its management gains plan to achieve $5 billion in cost savings by 2012 (described in further detail below), the Company achieved $2.7 billion of management gains in 2009, mainly through SG&A savings and other sustainable fixed cost reductions.

ArcelorMittal is in the process of implementing a $5 billion, five-year cost reduction plan initially announced in September 2008 (referred to as its “management gains plan”) involving the following elements:

•	Continued improvement in operating practices;

•	Headcount reduction through voluntary separation and retirement plans, natural attrition and target rationalization;

•	Reduction in energy consumption through internal benchmarking and key investments;

•	Cost reduction due to subcontracting and purchasing improvements;

•	Significant yield improvement resulting from targeted investments and roll-out of best practices;

•	Raw material cost reduction through investment in process optimization; and

•	SG&A reduction

The Company achieved $2.7 billion of management gains by the end of 2009. Savings were concentrated in SG&A expenses, and optimization of manpower resources including contractors. The Company implemented voluntary separation and retirement plans focused principally on employees in administrative or other non-production functions worldwide. The remaining savings resulted from other fixed-cost reductions, including the extension of the voluntary separation and retirement plans to production employees at various sites worldwide on a site-by-site basis, in consultation with local employee representatives. The Company plans to implement other elements of the management savings plan, including cost decreases and productivity improvements from energy efficiencies and yield improvements (both of which require upfront capital expenditures), in future years after necessary capital expenditures are made. Management continues to evaluate additional opportunities for near-term cost reductions.

Steel Production2

After steel demand collapsed in the wake of the global economic crisis that intensified in September 2008, steel producers drastically cut production. Annualized world crude steel production, which peaked in June 2008 at over 1.4 billion tonnes, fell sharply during the remainder of 2008. Production in 2009 fell by 105 million tonnes to just under 1.2 billion tonnes, or 8.1% below 2008 levels

Steel production remained weak in the six months ended June 2009 at 1.1 billion tonnes annualized, more than 21% lower than in the first half of 2008. Steel production then recovered gradually during the six months ended December 2009 reaching just under 1.3 billion tonnes annualized, or 7% higher than production for the second half of 2008.

The decline in output was particularly sharp in developed economies. By contrast, Chinese production responded rapidly to increased domestic demand following implementation of the Chinese government’s economic stimulus initiatives. In the six months ended June 2009, China increased its production by over 3 million tonnes, or 1.2% year-over-year, representing over 48% of global steel production during that period. In the six months ended December 2009, Chinese output increased by 64 million tonnes, or 26% year-over-year, representing 46% of global steel production. For the full year 2009, Chinese production increased by 67 million tonnes to more than 566 million tonnes in total or 13.6% higher than in 2008.

Global steel production outside of China in the first half of the year fell by 35% to 283 million tonnes for the six months ended June 30, 2009 from 435 million tonnes for the six months ended June 30, 2008. In the six months ended December 2009, output outside of China fell by only 20 million tonnes, or 5.5%, to 348 million tonnes. The full-year decline was over 170 million tonnes, down 21% from 2008 levels, led by declines of 59 million tonnes, or 30%, in the European Union and 42 million tonnes, or 34%, in NAFTA (North America and Mexico). At the same time steel production fell by 16.6 million tonnes, or over 15%, in the CIS region, and by 9.5 million tonnes, or 20%, in South America. The only regions to report an increase in steel production in 2009 over 2008 were the Middle East and India, which increased output by 0.5 and 1.5 million tonnes respectively, or 3%.

ArcelorMittal responded to the global slowdown by implementing production cuts of up to 45% on average across its segments in the fourth quarter of 2008. These cuts were maintained during the six months ended June 2009. During the third quarter of 2009, production levels rose slowly but were still 30% lower than third quarter 2008 levels. Production levels during the fourth quarter of 2009 were 52% higher than the same period a year earlier.

Steel Prices3

Steel prices collapsed in late 2008 following the intensification of the global financial crisis and continued to decline during the first half of 2009 due to the ongoing effects of the financial and economic crisis as well as widespread de-stocking. Prices gradually started to recover as from the third quarter of 2009 due to increases in apparent demand driven by improvement in business confidence, higher levels of economic activity and falling inventories. Prices did not sustain a complete recovery, however, as the improvement in apparent demand has not yet been sufficiently supported by an improvement in real demand for steel products by end users.

Spot hot-rolled coil (“HRC”) started the year at $562-584 per tonne in the U.S., and €455-535 per tonne in Northern Europe, and dropped during the second quarter of 2009 to lows of $397-419 per tonne in the U.S. and €310-395 per tonne in Northern Europe. Prices fell below cost levels for many producers. During the third quarter, prices surged by more than $240 in the U.S. and almost €100 in Northern Europe before falling back slightly again in the fourth quarter to $540-551 in the U.S. and €360-418 in Northern Europe. Nevertheless, prices remained well above the lowest levels reached in the second quarter. At year-end and going into the first quarter of 2010, prices were continuing to rise, driven by low market inventories and raw material cost increases. ArcelorMittal’s average steel selling prices changed in line with the general market trends.

Industry capacity utilization levels in the U.S. ended the year at 61.5%. This was substantially above the record low levels reached in the second quarter of 2009 (around 41%), but still well below levels of near 90% during the second quarter of 2008.

Despite 2009 being a record year for Chinese production (+13.6% on 2008) the strength of Chinese domestic demand ensured prices remained relatively strong. This, coupled with the weakness of demand in developed markets and the rising cost of imported iron ore for Chinese producers, limited the export of Chinese steel in 2009. The price of steel exported by China on the international market remained relatively high, fluctuating between $480-$540 FOB.

Long products prices reached a bottom at the end of the first quarter of 2009, with Turkey rebar at export prices of $400 per tonne FOB as a reference. Since March 2009, several price spikes driven by increases in prices for scrap and semi-finished products have occurred, but they have not been supported by sustained demand for finished products. Prices for Turkey rebar for export settled at year-end just below $500 per tonne FOB, representing a very low margin on scrap.

[2]	Source: International Iron and Steel Institute
[3]	Source: Steel Business Briefing (SBB)

Current and Anticipated Trends in Steel Production

ArcelorMittal expects steel production to pick up only gradually through 2010 from fourth quarter 2009 levels in developed markets, as real demand growth is likely to remain weak. Apparent demand is expected to continue to be supported by re-stocking, as inventories in these markets remain low by historical standards, especially in the United States. Real demand in emerging markets outside China is expected to grow strongly in 2010, supported by the strength of consumer demand. This is expected to push apparent demand and crude production higher in these regions.

In China, the government’s expansionary economic policies, easy credit and construction initiatives spurred a rise in steel production of almost 14% in 2009 compared to 2008. Despite continuing strong GDP growth of over 9% expected in 2010, ArcelorMittal expects apparent steel demand and steel production to grow only slowly from the elevated levels reached in the second half of 2009, especially if China implements or expands measures announced in January 2010 to tighten credit in order to prevent overheating of its economy.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g. scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. The demand for these raw materials was exceptionally low in the first half of 2009 because of reduced demand for steel, but recovered somewhat during the second half of 2009. In the longer term, the demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities in 2009, the spot market prices for most raw materials used in the production of steel saw their lows in the first half of 2009, but have since recovered to more stable levels. The main driver for the stability of input prices has been continued robust demand from China, which as noted above continued to produce steel at relatively unchanged levels during 2009. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic growth.

Until the 2008-2009 market downturn, ArcelorMittal was largely able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sources a large part of its requirement for primary raw materials under long-term contracts. Particularly for iron ore and coal, prices are set annually in advance, and some contracts contain volume commitments. For much of the first half of 2009, ArcelorMittal therefore bore relatively high input costs on the purchasing side as compared to spot market prices. The impact of this squeeze effect gradually decreased during the remainder of 2009 as higher priced inventories were consumed.

Iron Ore

The iron ore market was severely affected by the global downturn in steel production through the first half of 2009. Thereafter demand began to recover in Asia, driven by China in particular. China has now become the biggest consumer of seaborne iron ore with a market share of close to 80% due to its continued high steel production during 2009, which absorbed temporary excess supply. As iron ore demand by steelmakers outside China also recovered later in the year, seaborne iron ore suppliers started to increase their production, reaching pre-crisis production levels by late 2009.

The settlement of the 2009 benchmark price for iron ore was agreed in May 2009 after a prolonged negotiation period between iron ore market participants. The Australian benchmark prices resulted in a 33% reduction for iron ore fines and a 44.5% reduction for lump ore compared to 2008 prices. The Brazilian benchmark price for Asia and Europe represented a reduction of 28.2% for fine ore, 44.47% for lump ore and 48.3% for pellets. Consequently, the 2009 European reference prices per dry metric tonne unit (dmtu) FOB were $0.965 for Southern System Fines (SSF), $1.009 for Carajas fines, $1.096 for SSF lump ore, $ 1.138 for Tubarao BF pellets and $ 1.252 for Tubarao DR pellets.

The indexed spot price for iron ore (i.e., the Steel Index Iron Ore Price for 62% Fe Fines, dry metric tonne, CFR delivered Tianjin Port China published on a daily basis) rose during 2009 from a low point of $59.10 per tonne in March 2009 to a level of $119.10 per metric tonne by the end of 2009. The spot price of iron ore has continued to increase to date in 2010, with the supply demand dynamic driven largely by Chinese consumption and gradually recovering worldwide demand.

Coking Coal and Coke

Prices for premium grade coking coal on the spot market fell sharply during the first half of 2009 in response to the economic crisis and slowdown in the steel market. Spot prices for coking coal decreased from prices in excess of $300 per metric tonne FOB in the third quarter of 2008 to $120-130 per tonne FOB in March 2009. The Australian benchmark for premium hard coking coal (HCC) settled in March, resulting in contractual prices for fiscal years 2009/2010 of $129 per tonne. During the second half of 2009, the spot price recovered significantly, reaching levels of $175 per tonne FOB for hard coking coal from Australia.

The seaborne coking coal market in 2009 was dominated by China, with Chinese coking coal imports reaching record levels. Total imports during 2009 reached approximately 33 million tonne, versus 6 million tonnes in 2008, due to a range of factors including price arbitrage between domestic and imported coal, the Chinese Government’s emphasis of shutting small unregulated collieries, as well as logistics constraints hampering the transport from mining areas inland to Chinese steel plants on the coast. It is expected that China may continue to import coking coal in 2010 at current levels, leading to increased tightness on the seaborne coking coal market as the steel production at non-Chinese steel plants recovers.

Chinese coke prices for 12.5% ash decreased from a peak of $720 per tonne FOB in July 2008 to $382 per tonne in December 2008. During 2009, the coke price dropped further to $345 per tonne in January and stabilized at the level of $390 per tonne during the second half of 2009. Total coke exports from China during 2009 fell to 540,000 tonnes versus 12.2 million tonnes in 2008, reflecting weak demand from overseas steel markets.

Scrap

Global scrap prices were highly volatile during 2009. After falling sharply in the fourth quarter of 2008, prices for shredded scrap E404 in Europe in January 2009 were at an average of €195 per tonne. This price fluctuated during the year before finally recovering to about €200 per tonne at the end of 2009. U.S. shredded scrap prices also fluctuated during the year, starting from $251 per tonne in January 2009 and reached $285 per tonne at the end of 2009. The main reason for this fluctuation was the continuation of the de-stocking cycle in the steel supply chain at the beginning of 2009, followed by a modest recovery in steel production by year-end as the end of the de-stocking phase caused a gradual revival in scrap demand.

China imported 14 million tonnes of scrap during 2009, versus annual imports of 3.6 million tonnes during 2008. Import prices into Far East Asia of Heavy Melt Scrap (HMS1) started at $260 per tonne in January 2009 and after a volatile period during the first quarter recovered to $345 per tonne in December 2009.

Alloys and Base Metals

The underlying price driver for manganese alloys is the price of manganese ore, while prices for Ferro Silicon are generally correlated to energy prices. High-grade manganese ore5 prices decreased significantly from $18.4/dmtu in July 2008 to $3.5/dmtu in May 2009 and recovered to $6.5/dmtu by the end of December 2009. The average Manganese Ore price in 2009 was $5.4 per dmtu versus $14.4 per dmtu during 2008. Cheaper raw materials and lack of demand from the steel industry drove bulk alloys prices lower.

Average alloy prices6 decreased 58% from 2008 to 2009 for High Carbon Ferro Manganese (HCFeMn), a decrease from $2,728 to $1,159 per tonne; 50% for Silico Manganese (SiMn), a decrease from $2,261 to $1,125 per tonne; and 37% for Ferro Silicon (FeSi), a decrease from $2,027 to $1,277 per tonne.

Base metals used by ArcelorMittal are zinc and tin for coating, aluminum for deoxidization of liquid steel, and nickel for manufacturing stainless steel. ArcelorMittal generally hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc7

The London Metal Exchange (“LME”) price of zinc rose steadily throughout 2009 from $1,220 per tonne at the start of January to $2,547 at the end of December 2009, an increase of 108% overall. Before the recovery this year, zinc prices had been falling since mid-2007, and had dropped to very low levels below the cost curve at the end of 2008, resulting in massive cuts in zinc mining and smelting production.

Despite the price rise, LME inventory levels have risen in 2009 by almost 113% to 486,275 tonnes by the end of 2009, compared to year-end 2008 inventory of 228,451 tonnes.

The Chinese State Reserve Bureau has implemented an inventory-building policy that tightened the Chinese market, resulting in huge imports of refined zinc. The current price level of zinc is supported by strong demand for galvanized steel in China due to the combination of China’s stimulus package, its construction industry and its lively automotive sector. This increasing demand has helped offset the decline in consumption in the rest of the world.

Nickel

Nickel prices started in January 2009 at $12,705 per tonne and dropped to $9,405 per tonne by the end of March 2009, as it became clear that the economic crisis would be prolonged. As stainless steel producers in Europe, U.S. and Asia cut production by 30-50%, the nickel market went into a period of heavy de-stocking as nickel producers reduced production and postponed new projects in an attempt to match the reduced demand. However, this was insufficient and LME stocks rose from 78,822 tonnes at the beginning of January 2009 to 106,698 tonnes at the end of March. During the first quarter of 2009, China started to raise its stainless steel production and to import significant volumes of nickel, partly for speculative reasons. Consequently, nickel prices started to rise again and peaked at $21,065 per tonne before settling at $18,480 per tonne by the end of December 2009. Simultaneously LME stocks rose to new high of 158,424 tonnes, compared to 114,000 tonnes at the end of April 2009.

[4]	E40 is the scrap grade classification of shredded old steel scrap as per European Steel Scrap Specifications (“ESSS”) methodology, as quoted on a delivered basis.
[5]	Prices for high grade manganese ore are typically quoted for ore with a 44% manganese content
[6]	Average prices based on CRU Europe Spot price index
[7]	Prices included in this section are based on the LME cash price

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, electricity prices in 2009 followed the continuing sharp fall in natural gas prices. In Europe, electricity prices also followed the general downward trend in fuel prices. EEX8 year-ahead price for Germany decreased from an average price of €70/MWh in 2008 down to an average of €45/MWh during 2009. However, despite the deep drop of the natural spot price, electricity prices have not fallen below €45/MWh due to sustained coal and CO2 prices. The need for investment for both replacement and additional electricity capacity remains in the medium-term, but is not as apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over the counter. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

In 2009, North American natural gas prices remained at low levels due to ample supply and reduced demand, bringing prices down to $3 per MMBTu before recovering slightly to $5 per MMBTu. Non-conventional gas supply remained at an unprecedented level and the absence of major weather related supply disruptions led markets to become oversupplied due to low demand.

During the first quarter of 2009, oil prices fell below $50 per barrel for the first time since 2004 due to lower demand from OECD countries, as oil demand decreased for the first time in a decade. The supply discipline of OPEC countries resulted in prices recovering part of the lost ground of 2008, with prices reaching $80 per barrel at the end of 2009. The rising price of oil had an upward impact on oil-based natural gas indices in Europe. Because of delayed indexation mechanisms, the decrease in 2008 oil prices, only impacted European natural gas prices in 2009, and oil prices increased in the second half of 2009 will impact European natural gas prices in 2010.

Ocean Freight

After the freight market collapsed in the fourth quarter of 2008 on the back of world financial turmoil, the dry bulk freight market recovered substantially in 2009 due to the gradual economic recovery around the world and the continued growth of emerging markets, led by China. Steel production growth in China sustained the shipping market as steel producers account for almost 50% of demand for dry bulk shipping. During 2009 the average of spot rates for Capesize was $42,705/day, for Panamax $19,116/day, for Supramax $17,207/day and for Handysize $11,223/day. The Baltic Dry Index (BDI) saw a low of 772 in January 2009 and a high of 4661 in November 2009. The relative strength of the freight market during 2009 can be ascribed to China’s high demand for raw materials (specifically iron ore and coal), (ii) high slippage rates of new ship deliveries, (iii) port congestion, and (iv) imbalance in trade growth that resulted in low ships utilization.

Impact of Exchange Rate Movements

After reaching highs in the second half of 2008 and the first quarter of 2009, the U.S. dollar weakened significantly in a volatile market for the rest of 2009 against the currencies of the key jurisdictions where ArcelorMittal operates (including the Polish zloty, the Czech koruna, the Romanian leu, the Canadian dollar, the euro, the Brazilian real, the South African rand and the Mexican peso).

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in shareholders’ equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the statement of operations during the period 2009-2012; of this amount, $979 million was recorded as income within cost of sales during the year ended December 31, 2009. See Note 16 to ArcelorMittal’s 2008 consolidated financial statements and Note 15 to ArcelorMittal’s 2009 consolidated financial statements.

[8]	EEX is the European Energy Exchange, based in Germany.

Trade and Import Competition

Europe9

Import competition had risen consistently in the European Union steel market during most of the past decade, reaching a peak of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of over 19%. The economic crisis that began in the second half of 2008 led to finished imports retreating to 30.5 million tonnes in 2008, resulting in an import penetration ratio of 16.4%. As output conditions continued to remain depressed during the first half of 2009, imports fell to just 8 million tonnes while the import penetration ratio declined to 14.4% during the same period. In the second half of 2009, imports continued declining, totaling only 6.9 million tonnes, or an import penetration ratio of 10.5%.

For 2009 as a whole, imports decreased by over 50% to 14.9 million tonnes from 30.5 million tonnes in 2008, while the import penetration ratio fell to 12.5% from 16.4%.

United States10

Historically, imports have played a significant role in the United States steel market. After reaching a record level in 2006, total finished imports declined 27% to 23 million tonnes in 2007. Furthermore, the slowdown in the U.S. economy in 2008 contributed to further 2% decline to 22.5 million tonnes representing an import penetration ratio (imports/market supply) of approximately 24%. The full effects of the crisis were felt during the first half of 2009, in which imports fell over 35% to 7 million tonnes from 11 million tonnes a year earlier. However due to the extent of the fall in apparent demand during this period, imports took a greater share of market supply increasing to 26% from 20%. During the second half of 2009, imports continued falling by over 50% to 5.2 million tonnes from 11.6 million tonnes the same time last year with the import ratio falling to 17% from 27.5%. As a result, imports in 2009 declined by 10.3 million tonnes to 12.2 million tonnes (22.5 million tonnes in 2008) while the import penetration ratio fell only marginally to 21.4% from 23.9% in 2008.

Consolidation in the Steel Industry

The steel industry experienced a consolidation trend over the past ten years, although it slowed at the end of the decade with the onset on the credit crisis and global economic downturn.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007 (See “Item 4—Information on the Company—History”), other notable mergers of recent years included that of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens in 2002). In Eastern Europe, U.S. Steel’s acquisitions in Slovakia and Serbia continued the trend of industry consolidation, as did acquisitions in North America, Europe and South America by producers based in the CIS region like Evraz and Severstal, as well as Gerdau in Brazil.

Steel industry consolidation has also gathered momentum in China and this process is expected to continue over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will account for 65% of national production by 2015. Additionally, the Chinese government policy is to see at least two producers with 100 million ton capacity in the next few years as a result of the Chinese steel industry consolidation. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. The China Iron & Steel Association has indicated that it would continue encouraging cross-regional and cross-provincial mergers and acquisition and it will allow larger enterprises to play a predominant role in the future of the industry. Recent mergers include the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group and the formation of Hebei I&S Group from the merging of smaller units in the Hebei Province.
Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale. In addition, consolidation among steel producers provides increased bargaining power with both suppliers and customers. The recent wave of steel industry consolidation followed the lead of the industry’s suppliers, where, for example, there are only three primary iron-ore suppliers. In addition, scrap suppliers are beginning to form larger and stronger groups, such as that resulting from the Sims-Neu merger, in order to maintain a stronger bargaining position with steel producers. This upstream consolidation continued further in the second quarter of 2009 with the announcement that global mining companies BHP Billiton and Rio Tinto are combining their Pilbara iron ore operations in a proposed joint venture.

Critical Accounting Policies and Use of Judgments and Estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments summarized below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

[9]	Source: Eurostat (November/December 2009 data estimated using import license data)
[10]	Source: U.S. Department of Commerce (December 2009 data estimated using import license data)

For a summary of all of ArcelorMittal’s significant accounting policies, see Note 2 to ArcelorMittal’s consolidated financial statements.

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

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at market value, or, if market value is not available, depreciated replacement cost.

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

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized directly as a gain in the statement of operations.

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

Note 18 to ArcelorMittal’s consolidated financial statements describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s operating subsidiaries have different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

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

•

Healthcare cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 22 to ArcelorMittal’s consolidated financial statements details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets, including Goodwill

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill is reviewed at the cash-generating unit level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39 Financial Instruments: Recognition and Measurement. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in equity. Amounts deferred in equity are recorded in the statement of operations in the periods when the hedged item is recognized in the statement of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised the cumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the statement of operations.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations.

A. Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

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

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of ArcelorMittal’s sales by operating segment for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31(1)		Changes in
Segment	2008	2009	2008	2009	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	27,031	13,340	25,810	16,121	(51)	(38)	(24)
Flat Carbon Europe	38,300	19,981	33,512	21,797	(48)	(35)	(22)
Long Carbon Americas and Europe	32,268	16,767	27,115	19,937	(48)	(26)	(30)
AACIS	13,133	7,627	13,296	11,769	(42)	(11)	(37)
Stainless Steel	8,341	4,234	1,958	1,447	(49)	(26)	(31)
Steel Solutions and Services(2)	23,126	13,524	19,143	16,794	(42)	(12)	(34)
Total	124,936	65,110	101,691	71,071	(48)	(30)	(27)

(1)	Amounts are prior to intra-company eliminations and include non-steel sales.
(2)	Steel Solutions and Services shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

ArcelorMittal had sales of $65.1 billion for the year ended December 31, 2009, representing a decrease of 48% from sales of $124.9 billion for the year ended December 31, 2008 primarily due to decreases in average steel selling prices and lower shipments resulting from the global economic crisis.

The fall in sales was felt most acutely during the first half of 2009. Sales in the first half of 2009 were $30.3 billion, down 55% from the same period in 2008, while sales in the second half of the year were $34.8 billion, down 39% from the same period in 2008.

ArcelorMittal had steel shipments of 71.1 million tonnes for the year ended December 31, 2009, representing a 30% decrease from steel shipments of 101.7 million tonnes for the year ended December 31, 2008. Average steel selling price for the year ended December 31, 2009 decreased 27% compared to the year ended December 31, 2008. Steel shipments and average steel selling price were lower in all segments, reflecting the reduction in demand due to the global economic crisis.

Shipment volumes started to recover in the second half of the year but average steel selling prices, while gradually increasing, remained low as compared to the second half of 2008 due to the gradual and uncertain nature of the economic recovery, high selling prices that had prevailed through the third quarter of 2008 and a time lag effect resulting from pricing terms in certain sales contracts. Shipments were 32.9 million tonnes in the first half of 2009, down 44% from the same period in 2008, while shipments in the second half of the year were 38.1 million tonnes, down 11% from the same period in 2008. Average steel selling price in the first half of 2009 was down 23% from the same period in 2008, while average steel selling price in the second half of the year was down 32% from the same period in 2008.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $13.3 billion for the year ended December 31, 2009, representing 20% of the Company’s total consolidated sales for 2009, a decrease of 51% as compared to $27.0 billion, or 22% of total consolidated sales, for the year ended December 31, 2008. Sales fell primarily due to a 38% fall in steel shipments and a 24% fall in average steel selling prices. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $6.0 billion, down 57% from the same period in 2008, while sales in the second half of the year were $7.4 billion, down 44% from the same period in 2008.

Total steel shipments were 16.1 million tonnes for the year ended December 31, 2009, a decrease of 38% from shipments for the year ended December 31, 2008. Shipments were 7.1 million tonnes in the first half of 2009, down 53% from the same period in 2008, while shipments in the second half of the year were 9.0 million tonnes, down 17% from the same period in 2008.

Average steel selling price decreased 24% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 13% from the same period in 2008, while average steel selling price in the second half of the year was down 36% from the same period in 2008.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $20.0 billion for the year ended December 31, 2009, representing 31% of the Company’s total consolidated sales for 2009, a decrease of 48% as compared to $38.3 billion, or 31% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 35% fall in steel shipments and a 22% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $9.2 billion, down 57% from the same period in 2008, while sales in the second half of the year were $10.8 billion, down 37% from the same period in 2008.

Total steel shipments reached 21.8 million tonnes for the year ended December 31, 2009, a decline of 35% from steel shipments for the year ended December 31, 2008. Shipments were 9.8 million tonnes in the first half of 2009, down 49% from the same period in 2008, while shipments in the second half of the year were 12.0 million tonnes, down 16% from the same period in 2008.

Average steel selling price fell 22% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 18% from the same period in 2008, while average steel selling price in the second half of the year was down 26% from the same period in 2008.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $16.8 billion for the year ended December 31, 2009, representing 26% of the Company’s total consolidated sales for 2009, a decrease of 48% from sales of $32.3 billion, or 26% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 26% fall in steel shipments and a 30% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $7.9 billion, down 55% from the same period in 2008, while sales in the second half of the year were $8.9 billion, down 39% from the same period in 2008.

Total steel shipments were 19.9 million tonnes for the year ended December 31, 2009, a decrease of 26% from steel shipments for the year ended December 31, 2008. Shipments were 9.7 million tonnes in the first half of 2009, down 39% from the same period in 2008, while shipments in the second half of the year were 10.3 million tonnes, down 9% from the same period in 2008.

Average steel selling price decreased 30% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 25% from the same period in 2008, while average steel selling price in the second half of the year was down 35% from the same period in 2008.

AACIS

In the AACIS segment, sales were $7.6 billion for the year ended December 31, 2009, representing 12% of the Company’s total consolidated sales in 2009, a decrease of 42% over sales of $13.1 billion, or 11% of total consolidated sales, for the year ended December 31, 2008. The decrease was due to an 11% fall in steel shipments and, especially, a 37% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $3.4 billion, down 51% from the same period in 2008, while sales in the second half of the year were $4.3 billion, down 32% from the same period in 2008.

Total steel shipments reached 11.8 million tonnes for the year ended December 31, 2009, a decrease of 11% from steel shipments for the year ended December 31, 2008. Shipments were 5.7 million tonnes in the first half of 2009, down 27% from the same period in 2008, while shipments in the second half of the year were 6.1 million tonnes, up 11% from the same period in 2008, mainly reflecting the sharp decline that had occurred in the CIS region starting in the second half of 2008.

Average steel selling price decreased 37% for the year ended December 31, 2009, as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 35% from the same period in 2008, while average steel selling price in the second half of the year was down 41% from the same period in 2008.

Stainless Steel

Sales in the Stainless Steel segment were $4.2 billion for the year ended December 31, 2009, representing 7% of the Company’s total consolidated sales in 2009, a decrease of 49% over sales of $8.3 billion, or 7% of total consolidated sales, for the year ended December 31, 2008. This decrease was primarily due to a 26% fall in shipments and 31% fall in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $1.9 billion, down 61% from the same period in 2008, while sales in the second half of the year were $2.3 billion, down 31% from the same period in 2008.

Total steel shipments reached 1.4 million tonnes for the year ended December 31, 2009, a decrease of 26% from steel shipments for the year ended December 31, 2008. Shipments were 0.7 million tonnes in the first half of 2009, down 39% from the same period in 2008, while shipments in the second half of the year were 0.8 million tonnes, down 10% from the same period in 2008.

Average steel selling price decreased 31% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 37% from the same period in 2008, while average steel selling price in the second half of the year was down 22% from the same period in 2008.

Steel Solutions and Services

In the Steel Solutions and Services segment, sales were $13.5 billion for the year ended December 31, 2009, representing 21% of the Company’s total consolidated sales for 2009, a decrease of 42% over sales of $23.1 billion, or 19% of the total consolidated sales, for the year ended December 31, 2008. This decrease was primarily due to a 12% fall in shipments and 34% fall in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $6.8 billion, down 47% from the same period in 2008, while sales in the second half of the year were $6.7, down 35% from the same period in 2008.

Total steel shipments reached 16.8 million tonnes for the year ended December 31, 2009, a decrease of 12% from steel shipments for the year ended December 31, 2008. Shipments were 8.4 million tonnes in the first half of 2009, down 25% from the same period in 2008, while shipments in the second half of the year were 8.4 million tonnes, up 5% from the same period in 2008.

Average steel selling price fell 34% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Average steel selling price in the first half of 2009 was down 30% from the same period in 2008, while average steel selling price in the second half of the year was down 38% from the same period in 2008.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2009, as compared with the operating income and operating margin for the year ended December 31, 2008:

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2008(2)	2009	2008(2)	2009
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	2,638	(757)	10	(6)
Flat Carbon Europe	2,773	(540)	7	(3)

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2008(2)	2009	2008(2)	2009
	(in $ millions)	(in $ millions)	(%)	(%)
Long Carbon Americas and Europe	4,154	(29)	13	—
AACIS	3,145	265	24	3
Stainless Steel	383	(172)	5	(4)
Steel Solutions and Services	181	(286)	1	(2)

(1)	Amounts are prior to intra-company eliminations and include non-steel sales.
(2)	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see Note 3 to ArcelorMittal’s consolidated financial statements).

ArcelorMittal’s operating loss for the year ended December 31, 2009 amounted to $1.7 billion, compared to operating income of $12.3 billion for the year ended December 31, 2008. The overall operating loss and the sharp deterioration across each segment were due to lower sales, lower average steel selling prices and lower shipment volumes as described above and reflected the global economic crisis. Operating losses of $2.7 billion were recorded during the first half of the year, and were partially offset by operating income during the second half of the year of $989 million.

Contributing substantially to the operating loss were $2.4 billion of pre-tax expenses that ArcelorMittal recorded in the first half of the year, also resulting from the ongoing weak steel market conditions. These consisted of write-downs of inventory (approximately $2.1 billion) and provisions for workforce reductions, including voluntary separation programs (approximately $0.3 billion).

Further details of these expenses are set out below:

•

Write-downs of inventory. On each reporting date, inventories are measured and valued at the lower of cost and net realizable value. Due to the rapid and sharp decline in demand for, and prices of, steel products, the net realizable value of certain inventories of finished steel products, works-in-process and raw materials, in particular iron ore and coking coal, (assuming the processing of these raw materials or works-in-process into steel products) were lower than their cost, resulting in write-downs. See Note 6 to ArcelorMittal’s consolidated financial statements.

•

Provision for onerous raw material supply contracts. ArcelorMittal sources a portion of its raw materials requirements under contracts whereby it has a firm commitment to purchase specified quantities at a set price over a set period. Due to the ongoing decline in steel selling prices in the first half of 2009, the Company recorded provisions with respect to raw materials sourced under these contracts because the net realizable value of such raw materials (assuming their processing into steel products at year-end) was expected to be lower than their cost and to result in write-downs. See Note 19 to ArcelorMittal’s consolidated financial statements.

•

Provision for workforce reduction (including voluntary separation programs). This provision taken in the first quarter of 2009 relates to costs (including severance costs) expected to be incurred in connection with the voluntary separation programs that ArcelorMittal implemented in response to the economic crisis and the sharp drop in steel demand. The provision was in addition to a $0.9 billion provision for workforce reduction recorded at the end of 2008, and relates to an expansion of the voluntary separation program that was announced during the first quarter of 2009. See Note 19 to ArcelorMittal’s consolidated financial statements.

Operating income for the year ended December 31, 2009 was also reduced by impairment expenses amounting to $564 million consisting primarily of $237 million on various idled assets (including $92 million relating to an impairment on coke oven assets of ArcelorMittal Galati and $65 million at ArcelorMittal Las Truchas), $122 million impairment on various tubular product operations (primarily $65 million in ArcelorMittal Roman), $172 million on other impairments (including $117 million at ArcelorMittal Construction France). See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, Including Goodwill”. In determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the twelve months ended December 31, 2008 of $1.1 billion, consisting of asset impairments of $499 million, goodwill impairment of $131 million and reduction of goodwill of $429 million.

Conversely, operating income increased by $979 million in 2009 due to the recycling in the statement of operations of a gain recorded to equity at year-end 2008 in connection with the unwind of a U.S. dollar denominated raw material purchases hedged transaction until 2012. See “—Overview—Impact of Exchange Rate Movements”. In addition, during the fourth quarter of 2009 the Company recorded an exceptional gain of $0.4 billion relating to the write-back of a litigation provision previously recorded in the fourth quarter of 2008, following the Paris Court of Appeals decision to reduce the fine imposed on certain French distribution subsidiaries of ArcelorMittal by the French Competition Authority from €302 million ($441 million) to €42 million ($61 million). Operating income in the fourth quarter of 2009 also included a gain of $108 million recorded on the sale of carbon dioxide credits purchased since 2007.

Flat Carbon Americas

Operating loss for the Flat Carbon Americas segment amounted to $0.8 billion for the year ended December 31, 2009, compared to operating income of $2.6 billion for the year ended December 31, 2008. This operating loss reflected lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.7 billion related to write-downs of inventory, provision for workforce reductions and provisions for onerous raw material supply contracts. The operating loss for the segment amounted to $1.0 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.3 billion, reflecting the gradual improvement in market conditions.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2009 was $0.5 billion compared to operating income of $2.8 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included expenses of $0.9 billion related to write-downs of inventory and provision for workforce reductions. Operating results were also affected by impairment expenses of $0.1 billion primarily related to the impairment of coke oven assets at ArcelorMittal Galati. The operating loss for the segment amounted to $0.6 billion for the first half of the year, and was partially offset by operating income during the second of the year of $0.1 billion reflecting the gradual improvement in market conditions. Operating income in the fourth quarter of 2009 also included a gain of $108 million recorded on the sale of carbon dioxide credits bought in 2007 and 2008.

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2009 was $29 million compared to operating income of $4.2 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.3 billion related to write-downs of inventory and provision for workforce reductions. Operating income was affected by impairment expenses of $0.3 billion for asset impairments in the segment’s tubular business and idled assets (including $0.1 billion at ArcelorMittal Roman and ArcelorMittal Las Truchas. The operating loss for the segment amounted to $0.2 billion for the first half of the year, and was partially offset by operating income during the second of the year of $0.2 billion, reflecting the gradual improvement in market conditions.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $3.1 billion for the year ended December 31, 2008. This sharply lower operating income reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. The operating income for the segment amounted to $2 million for the first half of the year, and improved during the second half of the year to $0.2 billion, reflecting the gradual improvement in market conditions.

Stainless Steel

Operating loss for the Stainless Steel segment for the year ended December 31, 2009 was $0.2 billion, compared to operating income of $0.4 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.1 billion primarily related to write-downs of inventory. The operating loss for the segment amounted to $0.2 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.1 billion, reflecting the gradual improvement in market conditions.

Steel Solutions and Services

Operating loss for the Steel Solutions and Services segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $0.2 billion for the year ended December 31, 2008. The operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. Operating income was affected by impairment expenses of $0.1 billion at ArcelorMittal Construction France for the year ended December 31, 2009. The operating loss for the segment amounted to $0.5 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.2 billion, reflecting the gradual improvement in market conditions and an exceptional gain of $0.4 billion relating to the write-back of a litigation provision recorded in the fourth quarter of 2008.

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $0.1 billion from investments accounted for using the equity method for the year ended December 31, 2009, as compared with income from equity method investments of $1.7 billion for the twelve months ended December 31, 2008. The decrease was due to lower income from the Company’s investments due to the global economic crisis, as well as the gain recorded in 2008 from the sale of a stake in DHS.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 20% higher for the year ended December 31, 2009, at $2.8 billion, as compared with $2.4 billion for the year ended December 31, 2008.

Net interest expense (interest expense less interest income) was flat at $1.5 billion for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Interest expense decreased to $1.7 billion for the year ended December 31, 2009, compared to interest expense of $2.0 billion for the year ended December 31, 2008, due to a decrease in gross debt, partially offset by a higher interest rates on its 2009 bond issuances (see “—Liquidity and Capital Resources”). Interest income for the year ended December 31, 2009 decreased to $0.2 billion compared to interest income of $0.5 billion for the year ended December 31, 2008, due to a decrease in interest rates as well as an overall lower cash balance during the year.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the year ended December 31, 2009 amounted to costs of $0.4 billion, as compared to costs of $0.6 billion for the year ended December 31, 2008.

Other financing costs for the year ended December 31, 2009 also included a loss of $0.9 billion as a result of mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in the second quarter of 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds (approximately $1.7 billion denominated in euro and balance $0.8 billion denominated in U.S. dollars) which are convertible into shares at the option of the bondholders. Under the terms of the bonds the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement. The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS as the conversion option gives the bondholder the right to put the bond back to the Company. In addition, the Company identified certain components of the contract to be embedded derivatives in accordance with IAS 39. Therefore, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (out of the net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. As from October 28, 2009 noteholders of the ArcelorMittal US$800 million convertible bonds due 2014 were notified that ArcelorMittal has decided to irrevocably waive the option to deliver the cash value of the shares upon conversion. As a result of this waiver, the embedded derivative recorded as a liability in the amount of $279 million was transferred to equity and hence will no longer affect the statement of operations going forward.

Losses related to the fair value of derivative instruments for the year ended December 31, 2009 amounted to $28 million, as compared with loss of $177 million for the year ended December 31, 2008.

See Note 17 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2009.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $4.5 billion for the year ended December 31, 2009, compared to a consolidated income tax expense of $1.1 billion for the year ended December 31, 2008. The income tax benefit for the year is primarily due to ArcelorMittal’s 2009 loss as compared with 2008 profit, and its geographical mix. For additional information related to ArcelorMittal’s income taxes, see Note 18 to ArcelorMittal’s consolidated financial statements.

Non-Controlling Interest

Loss from non-controlling interest (referred to in previous years as “Minority Interest”) was $43 million for the year ended December 31, 2009, as compared with a profit of $1 billion for the year ended December 31, 2008. The decrease relates to lower income in subsidiaries with non-controlling interest due to the global economic crisis.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2009 decreased to $0.1 billion from a net income of $9.4 billion for the year ended December 31, 2008, for the reasons discussed above.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of ArcelorMittal’s sales by operating segment for the year ended December 31, 2008 as compared to the year ended December 31, 2007:

	Sales for the Year ended December 31(1)		Changes in
Segment	2007	2008	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Flat Carbon Americas	21,839	27,031	24%	(4)%	31%
Flat Carbon Europe	34,924	38,300	10%	(6)%	23%
Long Carbon Americas and Europe	27,035	32,268	19%	(4)%	36%
AACIS	14,971	13,133	(12)%	(19)%	37%

	Sales for the Year ended December 31(1)		Changes in
Segment	2007	2008	Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(%)	(%)	(%)
Stainless Steel	9,349	8,341	(11)%	1%	(11)%
Steel Solutions and Services	16,988	23,126	36%	16%	20%

(1)	Amounts are prior to intra-company eliminations and include non-steel sales.

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

The average steel selling price for the year ended December 31, 2008 increased 23% as compared to the average steel selling price for the year ended December 31, 2007, due mainly to strong steel demand, strength of the euro to U.S. dollar in the first nine months of 2008, and the ability to pass on higher input costs to customers during this period. This was partially offset by sharp price declines in the fourth quarter as a result of the global economic crisis, with average steel selling price decreasing by 15.0% compared to the third quarter.

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

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2008, as compared with the operating income and operating margin for the year ended December 31, 2007:

	Operating Income Year ended December 31,		Operating Margin
Segments(1)	2007	2008(2)	2007	2008
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	3,163	2,638	14	10
Flat Carbon Europe	4,148	2,773	12	7
Long Carbon Americas and Europe	4,083	4,154	15	13
AACIS	2,843	3,145	19	24
Stainless Steel	876	383	9	5
Steel Solutions and Services	559	181	3	1

(1)	Amounts are prior to intra-company eliminations and include non-steel sales.
(2)	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see Note 3 to the ArcelorMittal’s consolidated financial statements).

ArcelorMittal’s operating income amounted to $12.3 billion for the year ended December 31, 2008, representing a decrease of 17% compared to operating income of $14.8 billion for the year ended December 31, 2007. Contributing substantially to this decrease was $6.1 billion of pre-tax expenses that ArcelorMittal recorded in the second half of the year. Of these pre-tax charges, approximately $4.1 billion resulted directly from the rapidly deteriorating economic and market conditions in the fourth quarter of the year and consisted of write-downs of inventory (approximately $2.5 billion), provisions for onerous raw material supply contracts (approximately $0.7 billion) and provisions for workforce reductions (including voluntary separation programs of approximately $0.9 billion). The other expenses consisted of a provision taken in connection with ArcelorMittal USA’s new four-year labor contract with its union employees (approximately $1.6 billion) and provisions for litigation (approximately $0.4 billion). For 2008 as a whole, inventory write-downs and litigation provisions amounted to approximately $2.7 billion and $0.6 billion, respectively.

Further details of these expenses are set out below.

•

Write-downs of inventory. On each reporting date, inventories are measured and valued at the lower of cost and net realizable value. Due to the rapid and sharp decline in demand for, and prices of, steel products and the expectation of lower demand and selling prices in the near term, the net realizable value of certain inventories of finished steel products, works in process and raw materials (in particular iron ore and coking coal) after processing of these raw materials / works in process into steel products at the Company’s facilities across its segments at year-end were lower than their cost, resulting in write-downs.

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

•

Provision for ArcelorMittal USA labor contract. On August 30, 2008 ArcelorMittal USA reached a labor agreement with the United Steelworkers of America (the “USW”) for most of its steel plants and iron ore operations in the U.S. and recorded an expense of $1.6 billion in this respect. For a full description of the agreement and the accounting treatment, see “Item 6D—Employees” and Note 22 to ArcelorMittal’s consolidated financial statements. The most significant feature of this agreement from a financial statement perspective is the change in the funding principles of a “voluntary employee benefit association” for retiree healthcare from a profit-sharing arrangement to providing defined benefits. The change in the contractual obligation led to the recognition of a liability and other post-employment expense of $1.4 billion for those obligations had previously vested. The cash outflow related to these benefits is expected to be approximately $25 million per quarter for the first four years.

Operating income for the year ended December 31, 2008 was further reduced by impairment expenses amounting to $1.1 billion, consisting of asset impairments of $499 million, goodwill impairment of $131 million and reduction of goodwill of $429 million. The impairments included a $200 million loss on the disposal of the Sparrows Point plant in the United States and asset impairments of $74 million (various ArcelorMittal USA sites), $60 million (Gandrange, France) and $54 million (Zumarraga, Spain). In determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. The reduction of goodwill resulted primarily from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting which were subsequently recognized (with the amount of the reduction also included within cost of sales in the statement of operations). These goodwill reductions were (among other factors) due to reorganizations in the Flat Carbon Europe segment ($117 million) and in the Long Carbon Americas and Europe segment ($291 million). For further information regarding accounting for goodwill, see Note 8 to ArcelorMittal’s consolidated financial statements. The impairment losses compared to impairment losses for the twelve months ended December 31, 2007 of $496 million, including impairments of $193 million (resulting primarily from restructurings of the Company’s facilities in Contrecoeur, Canada ($82 million) and Gandrange, France ($50 million)) and the reduction of goodwill of $260 million and impairment of goodwill of $43 million.

Conversely, operating income was increased in 2008 by the recognition of a $349 million gain relating to the ineffective portion of forward exchange and options contracts initially executed in order to hedge currency exposure on expected raw material supply purchases that were unwound during the year.

Flat Carbon Americas

In the Flat Carbon Americas segment, operating income amounted to $2.6 billion for the year ended December 31, 2008, representing a decrease of 17% from operating income of $3.2 billion for the year ended December 31, 2007. This decrease resulted from $2.1 billion in charges recorded in the third and fourth quarters. These included an approximately $1.5 billion expense relating to the new labor agreement entered into by ArcelorMittal USA, and expenses relating to write-downs of inventory (approximately $0.4 billion) and provisions for onerous raw material supply contracts.

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

Operating income was also affected by impairment expenses of $276 million, primarily related to goodwill impairment of $246 million, which included a $116 million reduction in goodwill relating to Noble International Ltd., as well as the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting in connection with the reorganization of certain legal entities.

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

Stainless Steel

In the Stainless Steel segment, operating income amounted to $0.4 billion for the year ended December 31, 2008, representing a decrease of 56% compared to operating income of $0.9 billion for the year ended December 31, 2007 (mainly due to sharp fall in nickel prices described above). The result included expenses of approximately $0.2 billion recorded in the fourth quarter relating to a write-down of inventory and provisions for workforce reductions (including voluntary separation programs)

Steel Solutions and Services

In the Steel Solutions and Services segment, operating income amounted to $0.2 billion for the year ended December 31, 2008, representing a decrease of 68% compared to operating income of $0.6 billion for the year ended December 31, 2007. The decline also reflected expenses of $0.7 billion recorded in the fourth quarter, relating primarily to a provision for litigation ($0.4 billion), write-downs of inventory (approximately $0.2 billion), provisions for onerous raw material supply contracts and provisions for workforce reductions (including voluntary separation programs).

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $1.7 billion from investments accounted for using the equity method for the year ended December 31, 2008, as compared with income from equity method investments of $985 million for the twelve months ended December 31, 2007. The increase is primarily related to ArcelorMittal’s investments in Dillinger Hütte Saarstahl AG (“DHS”) in Germany, China Oriental and Hunan Valin in China, MacArthur coal in Australia, Kalagadi Manganese in South Africa and Eregli Demir Ve Celik Fab.T.AS (“Erdemir”) in Turkey. On December 15, 2008, ArcelorMittal sold a 17.82% stake in DHS for €695 million (plus a dividend of €82 million to be received in 2009).

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

Interest expense, increased to $2.0 billion for the year ended December 31, 2008 compared to $1.8 billion for the year ended December 31, 2007, due to an increased average level of borrowing. As of December 31, 2008, ArcelorMittal’s total debt was $34.1 billion (compared to $30.6 billion as of December 31, 2007).

Interest income for the year ended December 31, 2008 was $0.5 billion as compared to $0.6 billion for the year ended December 31, 2007, due a reduction in average interest rates on deposits.

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

Foreign exchange and other financing expenses were $628 million for the twelve months ended December 31, 2008, compared to foreign exchange and other financing expenses of $96 million for the twelve months ended December 31, 2007.

Income Tax

        ArcelorMittal recorded a consolidated tax expense of $1,128 million for the year ended December 31, 2008, compared to income tax expense of $3,038 million for the year ended December 31, 2007. The effective tax rate (“ETR”) for the twelve months ended December 31, 2008 was lower at 9.7% (or 12.7% before the recognition of deferred tax assets on acquired net operating losses) as compared with the effective tax rate for the twelve months ended December 31, 2007 of 20.4% on income before taxes of $11,626 million and $14,888 million, respectively. The lower ETR for the year is primarily due to a change in the geographical mix of ArcelorMittal’s sources of income and a decrease in the statutory tax rate rates in some countries.

For additional information related to ArcelorMittal’s income taxes, see Note 18 to ArcelorMittal’s consolidated financial statements.

Non-Controlling Interest

Non-controlling interest was $1,032 million for the year ended December 31, 2008, as compared with $1,482 million for the year ended December 31, 2007. The decrease resulted primarily from the repurchase of non-controlling interests in Arcelor (via the second-step merger in 2007), ArcelorMittal Brasil, ArcelorMittal Inox Brasil and Acindar, partially offset by higher income from ArcelorMittal South Africa and ArcelorMittal Ostrava.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2008 decreased to $9,466 million from $10,368 million for the year ended December 31, 2007, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends.

As of December 31, 2009, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.0 billion, as compared to $7.6 billion as of December 31, 2008. In addition, ArcelorMittal had available borrowing capacity of $11.2 billion under its existing credit facilities as of December 31, 2009, as compared to $5.8 billion as of December 31, 2008. ArcelorMittal also has a €3.0 billion (approximately $4.3 billion) commercial paper program (of which approximately $1.5 billion was outstanding as of December 31, 2009) and its policy has been to maintain availability under its credit facilities as back- up for its commercial paper program.

As of December 31, 2009, ArcelorMittal’s total debt, which includes long-term debt and short-term debt was $24.8 billion (compared to $34.1 billion as of December 31, 2008). Net debt (defined as long term debt plus short-term debt less cash and cash equivalents and restricted cash) was $18.8 billion as of December 31, 2009, down from $26.5 billion at December 31, 2008. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2009 was 29% as compared to 45% at December 31, 2008. Total debt and net debt decreased year-on-year primarily due to various debt reduction measures taken by the Company in 2009, including reduced costs and dividends, increased cash generation from working capital, and issuances of equity and convertible bonds (part of the latter being accounted for as derivatives or non-controlling interest rather than debt).

ArcelorMittal’s principal financing facilities, which are the €17 billion (approximately $25 billion) term and revolving credit facility initially entered into on November 30, 2006 and subsequently amended and restated (the “€17 Billion Facility”), the $4 billion revolving credit facility initially entered into on May 13, 2008 and subsequently amended (the “$4 Billion Facility”), and the $800 million committed multi-currency letter of credit facility initially entered into on December 30, 2005 and subsequently amended (the “Letter of Credit Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility and the Letter of Credit Facility, as well as certain other smaller facilities, have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, initially agreed to be 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2009, the Leverage Ratio stood at approximately 3.2 to one, up from 1.7 to one as of June 30, 2009, and 1.1 to one as of December 31, 2008.

In August 2009, the Company signed agreements with its creditors under the €17 Billion Facility and the €4 Billion Facility to amend the Leverage Ratio from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. Although the Company incurred fees in connection with the covenant amendment, the Company’s ongoing borrowing costs under the facilities will not increase unless its Leverage Ratio becomes greater than 3.5 to one for a Measurement Period that is subject to the amendment. Since the Leverage Ratio remained below 3.5 to one as of December 31, 2009, this will not apply unless the Leverage Ratio rises above 3.5 to one as of the Measurement Period ending on June 30, 2010. In such a case, the Company will also be subject to certain additional non-financial restrictive covenants, including in relation to restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees. By the end of 2009, the Company had reached similar agreements to amend each of its smaller facilities that are subject to this covenant, or in certain cases simply prepaid such smaller facilities. In December 2009, the Company also amended the Letter of Credit Facility to replace the interest coverage ratio covenant that previously applied under that facility with the same Leverage Ratio covenant as described above.

The Company prepaid a total of $3.4 billion of debt in the third quarter of 2009 in respect of debt due in the fourth quarter of 2009 and the first half of 2010, and cancelled a $3.2 billion term and revolving facility entered into in 2005.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations.

As of December 31, 2009, ArcelorMittal had guaranteed approximately $1.2 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

ArcelorMittal raised approximately $13.1 billion in 2009 through several capital markets transactions described below, the proceeds of which have been used principally to refinance maturing debt and reduce overall indebtedness.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2009 (after giving effect to the Forward Start facility described below under “—Financings”).

	Repayments amount per year (in billions of $)
Type of Indebtedness	2010	2011	2012	2013	2014	>2014	Total

Term loan repayments
– Under €12bn syndicated credit facility		3.5					3.5
Convertible Bonds(1)		0.1			2.0		2.1
Bonds	0.9			3.6	1.8	6.1	12.4

Subtotal	0.9	3.6	—	3.6	3.8	6.1	18.0

Long-term revolving credit lines
– €5bn syndicated credit facility							—
– $4bn syndicated credit facility							—
Commercial paper(2)	1.5						1.5
Other loans	1.7	0.7	1.5	0.5	0.2	0.7	5.3

Total Debt	4.1	4.3	1.5	4.1	4.0	6.8	24.8

(1)	On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of convertible bonds which are convertible into shares at the option of the bondholders. Under the terms of the bonds, the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement. The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS as the conversion option gives the bondholder the right to put the bond back to the Company. In addition, the Company identified certain components of the contract to be embedded derivatives in accordance with IAS 39. Therefore, the Company separated the embedded derivatives and recorded their fair value at inception ($597 million) as liabilities (out of the net financial debt). At each reporting period, changes in the fair value of the embedded derivatives are recorded to the statement of operations. Holders of the ArcelorMittal U.S. dollar-denominated convertible bonds due 2014 were notified that ArcelorMittal has decided to irrevocably waive the option to deliver the cash value of the shares upon conversion as from October 28, 2009. On December 28, 2009, the Company issued a (privately placed) mandatorily convertible bond amounting to $750 million. The bond is convertible into preferred shares of a wholly-owned Luxembourg subsidiary. The Company determined that the bond met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bond was $55 million on the date of issuance. As of December 31, 2009, $55 million is included in debt and carried at amortized cost. The value of the equity component of $695 million ($684 million net of tax and fees) was determined based on the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance.
(2)	Commercial paper is expected to continue to be rolled over in the normal course of business

The following table summarizes the amount of credit available as of December 31, 2009 under ArcelorMittal’s principal credit facilities.

Credit lines available	Initial Facility Amount	Drawn	Available
(in billions of $)
€5bn syndicated credit facility(1)	$7.2	$0.0	$7.2
$4bn syndicated credit facility	4.0	0.0	4.0

Total committed lines	$11.2	$0.0	$11.2

(1)	Euro denominated loans converted at the euro: $ exchange rate of 1.4406 as at December 31, 2009.

The Company lengthened its overall debt maturity profile in 2009 as a result of debt repayments made with proceeds from the Company’s capital markets transactions. These actions had the effect of significantly reducing near-term refinancing requirements and have increased the average debt maturity of the Company to 4.8 years as of December 31, 2009, as compared to 2.6 years as of December 31, 2008. As of December 31, 2009, the balance of indebtedness scheduled to mature within three years was $ 9.9 billion in the aggregate, reduced from a total of $20.4 billion as of December 2008. Notwithstanding the reduction in total debt, ArcelorMittal’s financing costs have increased as a result of its 2009 bond issuances.

In September 2009, the Company also established new targets for maintaining its gearing and leverage going forward, establishing a target range for gearing of between 25% to 40%, and also setting goals for leverage levels (which it measures by dividing net debt by EBITDA based on a yearly average EBITDA from January 1, 2004) of between 0.5x to 1.8x.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2009 is set forth in Note 14 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which comprises a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities. In 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments. The outstanding amount under the €12 billion term loan facility at December 31, 2009 was €2.4 billion of which €1.2 billion was due in May 2011 and €1.2 billion in November 2011. The €5 billion revolving credit facility remains available and as of December 31, 2009 had no amounts drawn, as outstanding loan balances under the facility were repaid during the second quarter of 2009 with proceeds from the Company’s debt, convertible debt and equity issuances (described below) during the quarter.

On May 13, 2008 ArcelorMittal Finance, the former borrowing vehicle of ArcelorMittal (most of whose indebtedness were transferred to ArcelorMittal in 2008) entered into the $4 Billion Facility, a revolving credit facility which may be used for general corporate purposes. ArcelorMittal has not utilized this facility to date, and it remains fully available. Initially, approximately one-third of the facility was due in May 2010 and approximately two-thirds in May 2011; however in August 2009, Forward Start commitments of $3.175 billion were reinstated in connection with this facility, effectively extending its maturity (to the extent of $3.175 billion) to 2012.

In 2007 and 2008, ArcelorMittal Finance had entered into bilateral credit facilities totaling €800 million ($1.2 billion). During the year ended December 31, 2008, all of these facilities were transferred to ArcelorMittal. These credit facilities were cancelled in the third quarter of 2009.

On December 30, 2005, the Company entered into the Letter of Credit Facility. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and smaller instruments. The terms of the letters of credit and other instruments include certain restrictions as to duration.

Forward Start Facilities

In response to the difficult credit market conditions in the first half of 2009, ArcelorMittal entered into certain facilities, known as “Forward Start” facilities, in order to effectively extend the maturity of various facilities and to secure liquidity in advance in the event that difficult credit market conditions were to persist for longer than expected. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility upon its maturity, and therefore certainty as to the availability of funds for that refinancing.

As a result of proceeds obtained from the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided under the facilities, except that, as agreed in connection with the amendment of the Company’s Leverage Ratio, a $3.175 billion Forward Start facility was reinstated that extended the maturity of the $4 Billion Facility (to the extent of $3.175 billion) to 2012.

Debt Securities and Other Loans, Convertible Bonds and Equity Financings 2009 Capital Markets Transactions

In 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which, totaling approximately $13.1 billion were principally used to refinance existing indebtedness. The transactions consisted of:

•	an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014 which closed on April 1, 2009;

•	an offering of 140,882,634 common shares for $3.2 billion which closed on May 6, 2009 (described in further detail below);

•	an offering of 5% convertible notes due 2014 for $800 million that was made and closed simultaneously with the offering of common shares;

•	an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion which closed on May 20, 2009;

•	an offering of two series of euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($ 3.5 billion) which closed on June 3, 2009;

•	an offering of $1 billion of U.S. dollar denominated 7% notes due 2039 which closed on October 1, 2009; and

•

a private placement of a $750 million, 17-month mandatorily convertible bond by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon, with the proceeds invested in notes linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which ArcelorMittal holds a minority stake. In ArcelorMittal’s consolidated financial statements for the year ended December 31, 2009, the mandatorily convertible bond was recorded as non-controlling interest of $695 million ($684 million net of fees and tax) and $55 million as debt.

The offering of 140,882,634 common shares was priced at €17.10 (or $22.77) per share. Ispat International Investments, S.L. (“Ispat”), a holding company beneficially owned by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, subscribed for 14,088,263 common shares (or 10%) in the offering on a deferred-delivery basis. The offering was settled by the Company on May 6, 2009 (except with respect to Ispat) with 98 million common shares borrowed from Ispat pursuant to a share lending agreement, with the remainder settled using shares held in treasury. The Company returned the borrowed shares to, and delivered the shares subscribed by Ispat on June 22, 2009, pursuant to the issuance by the Company of 112,088,263 shares following shareholder approval at an extraordinary general meeting held on June 17, 2009 of a resolution broadening the authorization of the Board of Directors to increase the Company’s share capital.

Other Outstanding Loans and Debt Securities

In 2003, ArcelorMittal Finance issued €600 million of unsecured and unsubordinated fixed rate notes in two tranches of €500 million and €100 million each. The notes bear interest at 5.125%. They mature on September 24, 2010.

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of $800 million, of which $150 million were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and $650 million were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly-formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. As of December 31, 2009, the amount outstanding under these notes was $422.5 million ($420 million net of discount). The Senior Secured Notes are secured by a pledge of $422.5 million of ArcelorMittal USA’s First Mortgage Bonds and by a second position lien of the inventory of ArcelorMittal USA. As a further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by ArcelorMittal USA, certain of its subsidiaries, ArcelorMittal and certain other subsidiaries. The terms of the Senior Secured Notes place certain limitations on the ability of ArcelorMittal USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains covenants that are applicable to ArcelorMittal. The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended, including restrictions on paying dividends or making other distributions to shareholders.

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

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed-rate bonds bearing interest at 4.625% due November 7, 2014.

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is January, 2015. The amount outstanding under these loans in the aggregate as of December 31, 2009 was $238 million, as compared to $304 million as of December 31, 2008. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009.

On July 24, 2007, ArcelorMittal Finance and a subsidiary signed a €500 million five-year loan agreement due 2012 that bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal.

On May 27, 2008, the Company issued unsecured and unsubordinated fixed rate U.S. dollar-denominated notes in two tranches totaling $3 billion. The $1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the $1.5 billion notes due 2018 bear interest at the rate of 6.125%.

Commercial Paper Program

ArcelorMittal has a €3 billion commercial paper program in the French market, which had approximately €1.0 billion ($1.5 billion) outstanding as of December 31, 2009.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions, referred to as True Sale of Receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. Expenses incurred under the TSR programs recognized in the statement of operations in 2009 amounted to $110 million.

Credit Ratings

ArcelorMittal’s long-term corporate credit rating is currently BBB according to Standard & Poor’s Rating Services and Fitch Ratings, and Baa3 according to Moody’s Investors’ Service.

On May 20, 2009, Fitch Ratings and Moody’s both lowered their ratings for ArcelorMittal by one notch, from BBB+ to BBB, and Baa2 to Baa3, respectively, and assigned a stable outlook. On June 5, 2009, Standard & Poor’s lowered its rating for ArcelorMittal from BBB+ to BBB and assigned a negative outlook, subject to continuing review in light of the very difficult economic climate. On July 31, 2009, Fitch Rating revised its outlook from stable to negative.

Earnings Distribution

Considering the exceptional global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009. Quarterly dividend payments took place on March 16, 2009, June 15, 2009, September 14, 2009 and December 14, 2009. The Company also suspended its previously announced policy to return 30% of net income to shareholders though an annual base dividend supplemented by share buy-backs and on April 28, 2009, the Company formally announced the termination of the share buy-back programs authorized by shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

ArcelorMittal held 51.4 million shares in treasury as of December 31, 2009 down from 82.8 million shares as of December 31, 2008 as a result of the Company’s $3.2 billion equity offering that closed on May 6, 2009, which was partially settled with treasury shares. As of December 31, 2009, the number of treasury shares was equivalent to approximately 3.29% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow Year ended December 31,
	2008	2009
	(in $ millions)
Net cash provided by operating activities	$14,652	$7,278
Net cash used in investing activities	(12,428)	(2,784)
Net cash used in financing activities	(2,132)	(6,347)

Net Cash Provided by Operating Activities

For the year ended December 31, 2009, cash flow from operations more than halved to $7.3 billion, as compared with $14.7 billion for the year ended December 31, 2008. The decrease was due primarily to a $10.4 billion decrease in net income. Working capital (consisting of inventories plus accounts receivable less accounts payable) decreased by $6.6 billion due to reduced levels of activity and focus on cash management; inventories decreased by $5.4 billion, accounts receivable decreased by $1.6 billion and accounts payable decreased by $0.4 billion. ArcelorMittal also received significant cash inflows in 2009 from sales of accounts receivable under its TSR programs, and made various payments in 2009 including in respect of value-added tax, interest on debt and under the Company’s voluntary separation schemes. Cash flow from operations in 2008 had included $2.5 billion in proceeds from the winding-up of certain forward exchange and option contracts that had been used to hedge raw material purchases.

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.8 billion as compared to $12.4 billion in 2008, primarily due to substantial reductions in capital expenditure and acquisitions.

Capital expenditure was approximately $2.8 billion for the year ended December 31, 2009 as compared with $5.5 billion for the year ended December 31, 2008.

Capital expenditure in 2009 included the following principal projects: the company completed a hot dipped galvanizing line in Piombino, Italy, a new pulverized coal injection facility in Dofasco, Canada and a hot strip mill expansion in Tubarao, Brazil. See “Item 4D—Property Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net acquisition spending in 2009 was $153 million as the company curtailed its M&A activity in response to the economic activity; it was $9.3 billion in 2008.

Net Cash Used in Financing Activities

Net cash used in financing activities was $6.3 billion for the year ended December 31, 2009, as compared to $2.1 billion in 2008. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partially offset by proceeds from the issuance of $3.2 billion of common shares and a $750 million mandatorily convertible bond (of which $695 million, or $684 million net of fees and tax, was accounted for as non-controlling interest), as well as a reduction of share buybacks and dividends.

Equity

Equity attributable to the equity holders of the parent increased to $61.0 billion at December 31, 2009, as compared to $55.3 billion at December 31, 2008, primarily due to $3.2 billion from the issuance of common shares on May 6, 2009, and $3.1 billion resulting from foreign currency translation.

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

Capital expenditure in 2008 included the following principal projects. The Company completed two additional direct reduction kiln in Vanderbijlpark, South Africa; an iron ore project with a capacity of two million metric tonnes in Mexico; a new rolling mill in Huta Warszawa, Poland, with a capacity of 650,000 tonnes; a new bar mill with a capacity of 400,000 tonnes in Temirtau, Kazakhstan; a new steel service center in Krakow, Poland, with a capacity of 450,000 tonnes; new coke batteries of 734,000 tonnes in ZKZ, Poland; and the restart of a one million tonne integrated route in Zenica, Bosnia and Herzegovina. The Company also completed its caster revamping in Dunkirk, France and Fos, France, and generated an addition 300,000 tonnes of capacity in Acindar, Argentina.

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

Equity

Equity attributable to the equity holders of the parent decreased to $55.3 billion at December 31, 2008, as compared to $56.7 billion at December 31, 2007. The decrease is primarily on account of the share buy back program, dividend pay-outs and foreign exchange impact.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2008 and 2009 amounted to $295 million and $253 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment for the first quarter of 2010 is estimated to be in the range of $1.8 billion to $2.2 billion.

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See Note 21 to ArcelorMittal’s consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2009, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2009, various long-term obligations that will become due in 2010 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2009, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 14 to ArcelorMittal’s consolidated financial statements	22,068	1,391	5,769	8,097	6,811
Operating Lease Obligations—Note 21 to ArcelorMittal’s consolidated financial statements	521	88	172	120	141
Environment (1) and asset retirement obligations—Note 19 and Note 23 to ArcelorMittal’s consolidated financial statements	1,079	124	288	141	526
Purchase Obligations—Note 21 to ArcelorMittal’s consolidated financial statements	26,229	5,490	8,365	4,327	8,047
Funding Contribution to the pension and post-employment plans (2)	749	749	—	—	—
Scheduled interest payments (3)	8,914	1,355	2,435	1,963	3,161
Other Long-Term Liabilities	456	—	423	5	28
Acquisition/Investment Commitments—Note 21 to ArcelorMittal’s consolidated financial statements	1,515	472	977	66	—
Total	61,531	9,669	18,429	14,719	18,714

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2009.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2009. Also included are liabilities related to environmental matters, which are further discussed in Note 23 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note  21 to ArcelorMittal’s consolidated financial statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ArcelorMittal continues to place a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 11-member Board of Directors. See “Item 6C—Board Practices/Corporate Governance”. ArcelorMittal’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of three independent directors and half of the members of ArcelorMittal’s Risk Management Committee is required to be independent.

On May 12, 2009, the expirations of the mandates of Sergio Silva de Freitas, Michel Angel Marti and Jean-Pierre Hansen were accepted by the annual general meeting. Narayanan Vaghul, Wilbur L. Ross and François Pinault were reelected as members of the Board of Directors. After the annual general meeting held on May 12, 2009, Ignacio Fernandez Toxo resigned from the Board of Directors. On September 1, 2009, Malay Mukherjee resigned from the Board of Directors.

Georges Schmit resigned from the Board of Directors effective December 31, 2009. In replacement of Mr. Schmit, the Board appointed Jeannot Krecké as an interim board member starting January 1, 2010. Mr. Krecké’s full appointment to the Board of Directors will be proposed at the shareholders at the Company’s annual general meeting on May 11, 2010. Like Mr. Schmit, Mr. Krecké will serve on ArcelorMittal’s Board of Directors as a shareholder representative.

The members of the ArcelorMittal Board of Directors as of the date hereof are as set forth below:

Name	Age(5)	Date Joined Board(6)	End of Term at here to be held in	Position within ArcelorMittal
Lakshmi N. Mittal	59	May 1997	2011	Chairman of ArcelorMittal’s Board of Directors and Chief Executive Officer
Lewis B. Kaden(2)(4)	67	April 2005	2011	Member of ArcelorMittal’s Board of Directors
Vanisha Mittal Bhatia	29	December 2004	2010	Member of ArcelorMittal’s Board of Directors
Narayanan Vaghul(1)(2)(4)	73	July 1997	2012	Member of ArcelorMittal’s Board of Directors
Wilbur L. Ross(1)(4)	72	April 2005	2012	Member of ArcelorMittal’s Board of Directors
François Pinault(4)	73	June 2006	2012	Member of ArcelorMittal’s Board of Directors
José Rámon Álvarez Rendueles(1)(4)	69	October 2006	2010	Member of ArcelorMittal’s Board of Directors

Name	Age(5)	Date Joined Board(6)	End of Term at here to be held in	Position within ArcelorMittal
Jeannot Krecké(3)(7)	59	January 2010	2010	Member of ArcelorMittal’s Board of Directors
John Castegnaro(4)	65	October 2006	2010	Member of ArcelorMittal’s Board of Directors
Antoine Spillmann(1)(3)(4)	46	October 2006	2011	Member of ArcelorMittal’s Board of Directors
HRH Prince Guillaume de Luxembourg(2)(4)	46	October 2006	2011	Member of ArcelorMittal’s Board of Directors

(1)	Audit Committee
(2)	Appointments, Remuneration and Corporate Governance Committee
(3)	Risk Management Committee
(4)	“Non-executive” and independent director
(5)	Age as of December 31, 2009
(6)	Of ArcelorMittal or its predecessor Mittal Steel
(7)	Effective January 1, 2010, Jeannot Krecké has been appointed as an interim board member. His full appointment to the Board of Directors will be proposed at the Company’s annual general meeting scheduled on May 11, 2010.

The business address of each of the members of ArcelorMittal’s Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 59, is the Chairman and CEO of ArcelorMittal. Mr. Mittal founded Mittal Steel Company (formerly the LNM Group) in 1976 and guided its strategic development, culminating in the merger with Arcelor, agreed in 2006, to found the world’s largest steelmaker. Since the merger, Mr. Mittal has led a successful integration, establishing ArcelorMittal as one of the world’s foremost industrial companies. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various trusts and boards, including the boards of directors of Goldman Sachs’, EADS and ICICI Bank Limited. He is also a member of the Foreign Investment Council in Kazakhstan, the International Investment Council in South Africa, the Investors’ Council to the Cabinet of Ministers of Ukraine, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management in the United States.

Mr. Mittal began his career working in the family’s steelmaking business in India, and has over 30 years of experience working in steel and related industries. In addition to forcing the pace of industry consolidation, he has also championed the development of integrated mini-mills and the use of DRI as a scrap substitute for steelmaking. Following the transaction combining Ispat International and LNM Holdings to form Mittal Steel in December 2004, together with the simultaneous announcement of the acquisition of International Steel Group in the United States to form the world’s then-leading steel producer, Mr. Mittal was awarded Fortune magazine’s ‘European Businessman of the Year 2004’.

In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics in 1998 for outstanding vision, entrepreneurship, leadership and success in global steel development. Following the creation of ArcelorMittal, Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a fellowship from King’s College London, the college’s highest award. He also received the 2007 Dwight D Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the Year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise.

Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St Xavier’s College in Kolkata where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal, and has a son, Aditya Mittal and a daughter, Vanisha Mittal Bhatia.

Lewis B. Kaden, 67, is the Lead Independent Director of ArcelorMittal. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Vice Chairman of Citigroup. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows:

•	Co-ordination of activities of the other Independent Directors;

•	Liaison between the Chairman and the other Independent Directors;

•	Calling meetings of the Independent Directors when necessary and appropriate; and

•	Such other duties as are assigned from time to time by the Board of Directors.

Vanisha Mittal Bhatia, 29, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping Ltd., Mittal Steel Hamburg GmbH and an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 73, has over 50 years of experience in the financial sector. He was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide. Narayanan Vaghul was awarded the Padma Bhushan, the third highest civilian honor in India. The award will be formally conferred in April 2010 by the President of India.

Wilbur L. Ross, Jr., 72, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Invesco Private Capital, Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of American Home Mortgage Servicing Inc. Mr. Ross is a Board member of the Turnaround Management Association, Nikko Electric in Japan, Clarent Hospital Corp. and International Automotive Components. He also serves as a Director to Compagnie Européenne de Wagons SARL (Luxembourg), Wagon PLC (UK), the Japan Society, the Whitney Museum of American Art and the Yale School of Management. Previously, Mr. Ross served as the Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000 and as Chairman of the Smithsonian Institution National Board.

François Pinault, 73, set up his first company in 1963, in the timber business. In 1988, the Pinault Group was listed on the Paris stock exchange. Renamed PPR, the company founded by François Pinault is today led by his son François Henri Pinault, has two major activities:

•

Retail business with CFAO, a leading distributor of household goods, La Redoute, a leader in mail order trading, La FNAC, a leading retailer of cultural products in Europe, and Puma, a leader in sports products;

•

Luxury goods business with Gucci Group, the second biggest luxury group in the world with famous brands such as Gucci, Yves Saint-Laurent, Bottega Veneta, Sergio Rossi, Boucheron, Stella McCartney, Alexander McQueen, Bedat & Co and Balenciaga.

At the same time François Pinault set up a separate structure in order to invest in companies with strong growth potential, but in sectors distinct from that of PPR. Founded in 1992 and fully controlled by François Pinault and his family, Artemis controls the famous French vineyard Chateau-Latour, the news magazine Le Point, the auction house Christie’s, as well as part of the share capital of Vinci. François Pinault also owns the Rennes Football Club and the Marigny Theatre. As one of the largest collectors of contemporary art, François Pinault acquired the Palazzo Grassi in Venice in May 2005 to display its art collection and to organize cultural events. He also acquired La Punta Della Dogana in Venice to set up a contemporary art center. His collection is also displayed outside Venice.

José Ramón Álvarez Rendueles, 69, has extensive experience in the financial, economic and industrial sectors. He is a former Governor of the Bank of Spain and President of the Bank Zaragozano. He is the President of the Board of Directors of ArcelorMittal España, Peugeot España and Sanitas. He is also a retired full professor of public finance at the Universidad Autónoma de Madrid and a Director of Gestevisión Telecinco S.A., and Generali España.

Jeannot Krecké, 59, started his university studies at the Université Libre de Bruxelles in 1969, from which he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. Following the Luxembourg legislative elections of June 13, 2004, Jeannot Krecké was appointed Minister of the Economy and Foreign Trade as well as Minister of Sports on July 31, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Jeannot Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. From July 2004, Jeannot Krecké represented the Luxembourg government on the Council of Ministers of the European Union in the Internal Market and Industry sections of its Competitiveness configuration as well as on the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009.

John O. Castegnaro, 65, serves as a representative of the employees of ArcelorMittal. He is a member of the Luxembourg Parliament and Honorary Chairman of the Onhofhängege Gewerkschaftsbond Lëtzebuerg (OGB-L) trade union.

Antoine Spillmann, 46, worked for leading investment banks in London from 1986 to 2000. He is an asset manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva. Mr. Spillmann studied in Switzerland and London and holds degrees from the London Business School in Investment Management and Corporate Finance.

H.R.H. Prince Guillaume de Luxembourg, 46, worked for six months at the International Monetary Fund in Washington, DC, and spent two years working for the Commission of European Communities in Brussels. He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, DC, from which he graduated in 1987.

Senior Management

The members of ArcelorMittal’s senior management as of the date hereof are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	57	Executive Vice President, Head of Finance
Vijay Bhatnagar	62	Executive Vice President, CEO India
Davinder Chugh	53	Member of the Group Management Board Responsible for Shared Services
Christophe Cornier	57	Member of the Group Management Board Responsible for Africa, Asia, Technology and Projects
Philippe Darmayan	57	Executive Vice President, CEO Steel Solutions and Services
Phil du Toit	57	Executive Vice President, Head of Mining Projects and Exploration
Bernard Fontana	48	Executive Vice President, Head of Human Resources
Jean-Yves Gilet	53	Executive Vice President, CEO Stainless
Pierre Gugliermina	58	Executive Vice President, Chief Technology Officer
Robrecht Himpe	51	Executive Vice President, CEO Flat Europe
Peter Kukielski	53	Senior Executive Vice President, Head of Mining
Sudhir Maheshwari	46	Member of the Group Management Board Responsible for M&A and Business Development
Gerson Alves Menezes	60	Executive Vice President, CEO Long Carbon Americas (LCA)
Aditya Mittal	33	CFO, Member of the Group Management Board Responsible for Mergers and Acquisitions (M&A), Strategy and Flat Americas
Lakshmi N. Mittal	59	Chairman and Chief Executive Officer
Michael Pfitzner	60	Executive Vice President, Head of Marketing and Commercial Coordination
Arnaud Poupart-Lafarge	44	Executive Vice President, CEO Africa and Commonwealth of Independent States (CIS)
Gerhard Renz	62	Executive Vice President, CEO Long Europe
Michael Rippey	52	Executive Vice President, CEO USA
Lou Schorsch	60	Executive Vice President, CEO Flat Americas
Bill Scotting	51	Executive Vice President, Head of Strategy
Gonzalo Urquijo	48	Member of the Group Management Board Responsible for Long Products, China, Stainless, Tubular Products, Corporate Responsibility
Michel Wurth	55	Member of the Group Management Board Responsible for Flat Europe, Steel Solutions and Services, Products Development and R&D, Global Customers

(1)	Age on December 31, 2009

Bhikam Agarwal, Executive Vice President, Head of Finance: Bhikam Agarwal was previously the Managing Director, Controlling of Mittal Steel and has over 30 years of experience in the steel and related industries. He held various senior executive positions within Mittal Steel and was previously Chief Financial Officer at Ispat International. He was responsible for the financial strategy of Mittal Steel and was a coordinator of its prior activities in the capital markets. Mr. Agarwal also led the finance and accounting functions of Ispat International across all of its operating subsidiaries.

Vijay Bhatnagar, Executive Vice President, CEO India: Prior to his current assignment, Vijay Bhatnagar was Chief Executive Officer of Mittal Steel Poland as from June 2005. Prior to that he was Chief Operating Officer of Mittal Steel Temirtau and before that Managing Director of Mittal Steel Lázaro Cárdenas from October 2002. He has over 34 years of experience in line and staff functions in the aluminum and electronics industries in India working for INDAL (a subsidiary of ALCAN) as Vice President of Human Resources, Environment and Community Development and AT&S INDIA (a subsidiary of AT&S Austria) as Managing Director and Chief Spokesperson. Mr. Bhatnagar holds a bachelor’s degree in Metallurgical Engineering and is an alumnus of the Advanced Management Program of Harvard Business School.

Davinder Chugh, Member of the Group Management Board, Responsible for Shared Services (reporting to CEO), IAC Member: Davinder Chugh has over 30 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Davinder Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services until 2007. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh also worked in South Africa from 2002 after the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a Master of Business Administration.

Christophe Cornier, Member of the Group Management Board, Responsible for Asia, Africa, Technology and Projects: Member of the Group Management Board. Christophe Cornier, was previously a Member of the Management Committee of ArcelorMittal, Responsible for Flat Carbon Western Europe. Prior to that, Christophe Cornier was responsible for Arcelor’s flat products activities in Europe and for its worldwide automotive sector since December 2005, when he was appointed a member of the Arcelor’s Management Committee. In June 2005, he was appointed head of Arcelor’s Client Value Team. Upon the creation of Arcelor in 2002, he was named Executive Vice-President of FCS Commercial Auto. Before that, he was CEO of Sollac Mediterranée. In 1998, he was appointed CEO of La Magona, after joining Sollac Packaging as Managing Director in 1993. In 1985 he joined Usinor, where he was Business Development Director and Chief Controller of Sollac. He began his career with the French Ministry of Industry, which he left as a Deputy Director. Mr. Cornier is a graduate of the École Polytechnique and the École des Mines in Paris.

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

Phil du Toit, Executive Vice President, Head of Mining Projects and Exploration: Phil du Toit joined the Group as Executive Vice President (EVP) of ArcelorMittal and Head of Mining Projects and Exploration in 2009. Phil du Toit reports to Peter Kukielski, SEVP of ArcelorMittal. Prior to joining ArcelorMittal, Philippus (“Phil”) du Toit was Chief Executive Officer of Goro Nickel and Project Director at Vale Inco Ltd, a subsidiary of leading mining company Vale. Phil du Toit started his career in 1976 as an Assistant Engineer for the Department of Water Affairs and Forestry in South Africa. From 1980 to 1983, he was a Resident Engineer, Coal Handling & Processing Facilities, Gencor at Van Eck & Lurie, a South African minerals processing company. Between 1983 and 1997, Phil du Toit pursued his career at former Gencor Ltd., South Africa, where he held the position of Project Engineer and then Project Manager before being promoted to Project Director. He was appointed Operations Director at Voest Alpine in 1997 before joining the Diavik Diamond Mines division of Rio Tinto Ltd. in 2000 as Vice President Project and Operations and later President and Chief Operating Officer. In 2003, he joined Inco Ltd where he was the Managing Director of Voisey’s Bay Nickel Company before being named Vice President Projects. From 2007 until joining ArcelorMittal, he was Chief Executive Officer Goro Nickel and Project Director at Vale Inco Ltd. Phil du Toit holds a Bachelor of Science degree in civil engineering from the University of Pretoria, South Africa. Effective as of January 1, 2010, Phil du Toit was appointed to the Management Committee.

Bernard Fontana, Executive Vice President, Head of Human Resources: Bernard Fontana joined Arcelor in September 2004 as FCS Program Office Executive Manager and was appointed Executive Vice President/People and Development of Arcelor Flat Carbon Europe in July 2005, then CEO Automotive Worldwide before being appointed Head of Human Resources in May 2007.Before that he worked for 18 years at the chemical group SNPE. After an appointment as SNPE North American Director based in Princeton, NJ (USA), his last responsibility at SNPE was as Senior Executive Vice President of the Group, based in Paris. Bernard Fontana is a graduate of the Ecole Polytechnique and of the Ecole Nationale Supérieure des Techniques Avancées (Paris).

Jean-Yves Gilet, Executive Vice President, CEO Stainless: Jean-Yves Gilet was formerly adviser to the Arcelor CEO with responsibility for the Group’s stainless steel business worldwide. Appointed to the post in December 2005, he was in charge of preparing and implementing the strategic reorganization of this business. Prior to this, he was Senior Executive Vice President of Arcelor, in charge of the Stainless Steel Sector, a position he held from 2002 when Arcelor was created. In 1999, he was appointed to the Usinor executive committee. Prior to that he was chairman and CEO of Acesita in Brazil. Between 1991 and 1998, he held managing positions at Imphy S.A., Ugine-Savoie and Sprint Métal stainless businesses, after joining Usinor in 1990. Before, he had been cabinet head for the Regional Development and Minister in France. Jean-Yves Gilet, an engineering graduate of the Ecole Polytechnique (Corps des Mines), started his career in 1981 at the Industry Ministry, before joining DATAR, the regional development agency.

Pierre Gugliermina, Executive Vice President, Chief Technology Officer: Pierre Gugliermina, a French engineer, graduated from Centrale Paris School in 1974. His career has been fully devoted to the steel industry. After joining the steel plant of Fos-Sur-Mer as a metallurgist he was successively appointed as General Manager of the Steelmaking shop of Fos, Managing Director of Sidmed in Spain, CEO of Sollac Atlantique, and co-director in Madrid the Business Unit Flat Products South of Europe in the early stages of Arcelor. Following these appointments, he was then responsible for the Industrial Operational Direction of the European Flat Business Unit and the Downstream Operations in the Flat Carbon West Europe Business Unit. Mr. Gugliermina is currently Chief Technology Officer for ArcelorMittal. In his capacity as CTO, he is responsible for the corporate functions of Health & Safety, Environment, Technical Expertise, Operational Excellence, Energy Efficiency, Asset Risk Management and Greenfield projects. The mission of the CTO is to establish ArcelorMittal as the technical leader of the steel industry by achieving excellence in all operational activities. The corporate CTO function supports the different plant in ArcelorMittal perimeter to achieve Operational Excellence through proactive knowledge sharing, standardization and innovation. Mr. Gugliermina also serves as the Chairman of the WSA Technology Committee.

Robrecht Himpe, Executive Vice President, CEO Flat Europe: Prior to becoming a Member of the Management Committee, Robrecht Himpe held the position of Chief Operating Officer of Flat Carbon Western Europe (FCWE) as from 2007. In 2006, he was responsible for FCWE Upstream Competence Domain. In 2003, he took over the function of Operational Director in Arcelor Asturias and was appointed Operational Director of Arcelor Bremen in 2001. In 1995, he became responsible for the Sidmar Gent Cold Rolling department. He started his career in 1981 in the Sidmar Gent Hot Strip Mill. Mr. Himpe is an Electrotechnical Engineer and a graduate from the University of Gent.

Peter Kukielski, Senior Executive Vice President, Head of Mining: On December 15, 2008, Peter Kukielski was appointed Senior Executive Vice President and Head of Mining of ArcelorMittal. Mr. Kukielski will be responsible for the Company’s mining business and for driving its development. Mr. Kukielski was most recently Executive Vice President and Chief Operating Officer at Teck Cominco Limited. Prior to joining Teck Cominco, he was Chief Operating Officer of Falconbridge Limited before which he held senior engineering and project management positions with BHP Billiton and Fluor Corporation. Mr. Kukielski holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University. Effective as of January 1, 2010, Peter Kukielski was appointed member of the Group Management Board.

Sudhir Maheshwari, Member of the Group Management Board, Responsible for Corporate Finance, M&A and Business Development including India, and Risk Management. He is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari reports to the Chief Financial Officer. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 23 years of experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger and turnaround and integration thereof. He also plays a key leading role in various corporate finance, funding and capital market projects, including the initial public offering in 1997 and the various banking and public market financing transactions since then. Over a 21-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr Maheswari also serves on the Board of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an honors graduate in accounting and commerce from St. Xavier’s College, Calcutta and a fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Gerson Alves Menezes, Executive Vice President, CEO Long Carbon Americas (LCA). On October 1, 2009, Gerson Alves Menezes, was appointed Executive Vice President of ArcelorMittal, member of the Management Committee and CEO Long Carbon Americas (LCA). Mr. Menezes joined the Group in 1974, serving as Head of Steelmaking at Companhia Siderurgica Belgo-Mineira (Belgo Siderurgia) in Brazil from 1989 until he assumed the position of Wire Rod Production Manager in 1996. Two years later, Mr. Menezes was named General Manager of the Monlevade Steel Plant in 1998, a position he held until his nomination as Vice President of ArcelorMittal and Chief Operating Officer (COO), Long Carbon Brazil in 2006. In April 2009, Mr. Menezes was promoted to the position of CEO Long Central and South America. Mr. Menezes has a Metallurgical Engineering diploma from the School of Mining at the Federal University of Ouro Preto in Brazil. He has completed several senior management courses, including programs delivered by the Dom Cabral Foundation and the Hay Group in Brazil and Kellogg School of Management in the United States.

Aditya Mittal CFO, Member of the Group Management Board: Responsible for Flat Americas, M&A, Investor Relations, Strategy and Communications. Aditya Mittal is Chief Financial Officer of ArcelorMittal with additional responsibility for M&A Business & Project Development, Flat Americas, Strategy, Investors Relations and Communications. Prior to the merger to create ArcelorMittal, Aditya Mittal held the position of President and CFO of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides the M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. This led to Mittal Steel emerging as the world’s largest and most global steel producer, growing its steelmaking capacities fourfold. As CFO of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Aditya Mittal was awarded “European Business Leader of the Future” by CNBC Europe. In 2009, he was also ranked 4th in the “40 – under 40” list of Forbes magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization, a Board Member at the Wharton School, a Board Member at Bennett, Coleman & Co., a Board Member at PPR and a member of Citigroup’s International Advisory Board. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania. Aditya Mittal is the son of Mr. Lakshmi N. Mittal.

Michael Pfitzner, Executive Vice President, Head of Marketing and Commercial Coordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies namely Mannesmann, Saarstahl, Krupp Thyssen Stainless and Salzgitter. In his last assignment at Salzgitter, where he worked for nearly five years, Michael Pfitzner was a Member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in Economics from the University of Bonn, Germany.

Arnaud Poupart-Lafarge, Executive Vice President, CEO Africa and Commonwealth of Independent States (CIS): Arnaud Poupart-Lafarge has 20 years of experience in the steel industry. Before being appointed Member of the Management Committee, he was Vice President, Long Products Europe, responsible for sections, rails, sheet piles and special profiles, since 2006. Since entering the group in 1990, Mr. Poupart-Lafarge has held various positions in production, commercial and business development activities, in France, Spain and Luxembourg. He is a graduate engineer from Ecole Polytechnique in France and holds a Master of Science in Economics from Stanford University in the United States.

Gerhard Renz, Executive Vice President, CEO Long Europe: Gerhard Renz was formerly the Chief Operating Officer of Mittal Steel Europe B.V. He has over 36 years of experience in the steel industry. Mr. Renz worked as Managing Director in Mittal Steel Hamburg and Mittal Steel Duisburg and he was also CEO of Mittal Steel Germany. In 2001, Mr. Renz became President of Mittal Steel Europe S.A. Mr. Renz holds a Bachelor’s degree in Engineering.

Michael G. Rippey, Executive Vice President, CEO USA: Michael Rippey was elected as President and Chief Executive Officer of Mittal Steel USA in August 2006. Previously, he had been the company’s Executive Vice President, Sales and Marketing, from April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. From January 2004, Mr. Rippey, was executive vice president, commercial, and chief financial officer, at Ispat Inland Inc., a predecessor company. He joined the company in June 1998. He has a bachelor’s degree in marketing from Indiana University, Bloomington, a master’s degree in banking and finance from Loyola University, Chicago, and a master of business administration degree from the University of Chicago.

Lou Schorsch, Executive Vice President, CEO Flat Americas: Lou Schorsch was elected in August 2006 as President and Chief Executive Officer of Flat Americas. Previously, he had been Chief Executive Officer of Mittal Steel USA since the merger of Mittal Steel and ISG in October 2004. Prior to this Dr. Schorsch was the President and Chief Executive Officer of Ispat Inland where he was responsible for significant improvements in the company’s operational performance. Dr. Schorsch has over 25 years’ experience in consulting and managerial roles predominantly relating to the steel industry. Prior to joining Ispat Inland in October 2003, Dr. Schorsch held various senior positions in the consulting and e-commerce sectors. His immediate previous assignments have been as President and Chief Executive Officer of GSX.Com Inc. and Principal at McKinsey & Company, where he worked from 1985 until 2000. While at McKinsey, he was a co-leader of the firm’s metals practice. Dr. Schorsch has published numerous articles in such publications as Business Week and Challenge and has also co-authored a book on steel titled “Upheaval in a Basic Industry”.

Bill Scotting, Executive Vice President, Head of Strategy: Bill Scotting joined the Mittal Steel group in September 2002 to lead its Performance Enhancement activities, becoming responsible for Corporate Strategy in July 2007. Mr. Scotting has 25 years experience in the metals and mining sector in technical, operations management and consulting roles. He has previously held positions at BHP Steel, Pioneer Concrete UK, the Mascott Partnership, CRU International and McKinsey & Company. Mr Scotting holds a Bachelor of Science degree in Metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metals Prize for Metallurgy, and a master of business administration (with distinction) from Warwick Business School in the United Kingdom.

Gonzalo Urquijo, Member of the Group Management Board: Responsible for Long Products, China, Stainless, Tubular Products, Corporate Responsibility: ArcelorMittal Foundation, Investment Allocation Committee (IAC) Chairman. Gonzalo Urquijo, 48, previously member of the Group Management Board and Senior Executive Vice President and Chief Financial Officer of Arcelor, held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Gonzalo Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later Co-CEO. Gonzalo Urquijo is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid.

Michel Wurth, Member of the Group Management Board: Responsible for Flat Europe, Steel Solutions and Services, Products Development and R&D, Global Customers: Michel Wurth, 55, was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel Europe and Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R&D, NSC Alliance. The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Michel Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives. Michel Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998. Michel Wurth holds a law degree from the University of Grenoble, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

B. Compensation

Board of Directors

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2008 and 2009 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2008	2009
Base salary and/or directors fees	$5,569	$4,290
Short-term performance-related bonus	2,200	2,115
Long-term incentives (number of options)	60,000	60,000

The annual compensation paid to the members of ArcelorMittal’s Board of Directors for services in all capacities in 2008 and 2009 was as follows:

(Amounts in $ thousands except option information)	2008(1)	2009(1)	2008 Short-term Performance Related	2009 Short-term Performance Related	2008 Long-term Number of Options	2009 Long-term Number of Options
Lakshmi N. Mittal	$1,916	$1,492	$2,200	$2,115	60,000	60,000
Vanisha Mittal Bhatia	199	164	—	—	—	—
Narayanan Vaghul	240	200	—	—	—	—
Malay Mukherjee(2)	—	154	—	—	—	—
Wilbur L. Ross, Jr.	224	177	—	—	—	—
Lewis B. Kaden	221	246	—	—	—	—
François Pinault	176	144	—	—	—	—
Joseph Kinsch(3)	368	99	—	—	—	—
José Ramón Álvarez-Rendueles Medina	227	184	—	—	—	—
Sergio Silva de Freitas(4)	206	168	—	—	—	—
Georges Schmit(5)	196	164	—	—	—	—
Edmond Pachura(6)	227	67	—	—	—	—
Michel Angel Marti(7)	199	164	—	—	—	—
Manuel Fernández López(8)	187	56	—	—	—	—
Jean-Pierre Hansen(9)	199	151	—	—	—	—
John Castegnaro	199	164	—	—	—	—
Antoine Spillmann(10)	196	164	—	—	—	—
HRH Prince Guillaume de Luxembourg	199	161	—	—	—	—
Romain Zaleski(11)	190	27	—	—	—	—
Ignacio Fernández Toxo(12)	—	144	—	—	—	—

Total	5,569	4,290	2,200	2,115	60,000	60,000

(1)	Represents actual payments made to directors in a calendar year. Compensation with respect to 2007 (paid after shareholder approval at the annual general meeting held on May 13, 2008), and attendance fees for 2007 amounting to approximately $0.4 million (paid in February 2008) are included in the 2008 column. Compensation with respect to 2008 (paid after shareholder approval at the annual general meeting held on May 12, 2009) and attendance fees for 2008 amounting to approximately $0.4 million (paid in February 2009) are included in the 2009 column. Compensation and attendance fees with respect to 2009 will be paid in 2010 and are not included in the 2009 column.
(2)	Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which he was a Member of the Group Management Board, responsible for Asia, Africa, Mining and CIS. Mr. Mukherjee was compensated as a member of senior management in 2008 until his appointment to the Board, and as a Director thereafter. The table above relates solely to compensation received by Mr. Mukherjee while a Director. Mr. Mukherjee resigned effective as of September 1, 2009.
(3)	The mandate of Mr. Kinsch ended on May 13, 2008.
(4)	The mandate of Mr. Silva de Freitas ended on May 12, 2009.
(5)	Mr. Schmit resigned effective as of December 31, 2009.
(6)	The mandate of Mr. Pachura ended on May 13, 2008.
(7)	The mandate of Mr. Marti ended on May 12, 2009.
(8)	Mr. Fernández López resigned on May 13, 2008.
(9)	The mandate of Mr. Hansen ended on May 12, 2009.
(10)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on May 13, 2008, replacing Corporacíon JMAC. Mr. Spillmann had been the representative of Corporacíon JMAC on the Board before May 13, 2008. Compensation received by Mr. Spillmann both as a representative of Corporacíon JMAC and as a Director in his own right is included in this table.
(11)	Mr. Zaleski resigned on March 5, 2008.
(12)	Mr. Fernández Toxo was elected to ArcelorMittal’s Board of Directors on May 13, 2008. Mr. Fernández Toxo resigned effective as of May 12, 2009.

On February 10, 2009 the Board of Directors decided that it would propose to the next annual general meeting of shareholders to reduce the annual compensation of board members (including that of the Chairman and Chief Executive Officer) by 15% as compared to the previous year as an additional measure in light of prevailing difficult conditions in the steel industry and to show leadership and solidarity with the Company’s employees affected by redundancies and temporary lay-offs. The proposal was approved by the annual general meeting held on May 12, 2009.

As of December 31, 2008 and 2009, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors and, as of December 31, 2009, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise price of the options granted to ArcelorMittal’s Board of Directors as of December 31, 2009 (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 2000	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Granted in 2008	Granted in 2009	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	80,000	100,000	100,000	60,000	60,000	60,000	540,000	$33.75
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—	—
Narayanan Vaghul	—	—	—	—	—	—	—	—	—
Malay Mukherjee(1)	—	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—	—
François Pinault	—	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina	—	—	—	—	—	—	—	—	—
Sergio Silva de Freitas(2)	—	—	—	—	—	—	—	—	—
Georges Schmit(3)	—	—	—	—	—	—	—	—	—
Michel Angel Marti(4)	—	—	—	—	—	—	—	—	—
Jean-Pierre Hansen(5)	—	—	—	—	—	—	—	—	—
John Castegnaro	—	—	—	—	—	—	—	—	—
Antoine Spillmann	—	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg	—	—	—	—	—	—	—	—	—
Ignacio Fernández Toxo(6)	—	—	—	—	—	—	—	—	—
Total	80,000	80,000	100,000	100,000	60,000	60,000	60,000	540,000	—
Exercise price	$8.57	$2.26	$28.75	$33.76	$64.30	$82.57	$38.30	—	$33.75
Term (in years)	10	10	10	10	10	10	10	—	—
Expiration date	Jun. 1, 2010	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	—	—

(1)	Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which point he was a member of the Group Management Board responsible for Asia, Africa, Mining and CIS. Mr. Mukherjee was compensated as a member of senior management in 2007 and in 2008 until his appointment to the Board of Directors on May 13, 2008, and as a director since then. Options granted before this date are not included in this table but are included in the table in Item 6E with respect to outstanding share options held by senior management. Mr. Mukherjee resigned from the Board of Directors effective as of September 1, 2009.
(2)	The mandate of Mr. Silva de Freitas ended on May 12, 2009.
(3)	Mr. Schmit resigned effective as of December 31, 2009.
(4)	The mandate of Mr. Marti ended on May 12, 2009.
(5)	The mandate of Mr. Hansen ended on May 12, 2009.
(6)	Mr. Fernández Toxo resigned effective as of May 12, 2009.

Senior Management

The total compensation paid in 2009 to members of ArcelorMittal’s senior management (including Lakshmi N. Mittal in his capacity as CEO) was $15.4 million in base salary (including various allowances paid in cash) and $18.1 million in short-term performance related variable pay, which included a bonus linked to 2008 results and the first part of a bonus linked to 2009 results that was paid partly with cash and partly with share-based compensation. See “—Short-Term Incentives: Performance-Related Bonus”. As of December 31, 2009, approximately $1.2 million was accrued by ArcelorMittal to provide pension benefits to its senior management.

In connection with the Board of Directors’ decision in February 2009 to reduce its compensation in light of conditions in the steel market, Group Management Board members voluntarily decided to reduce their salary by 12%, and the members of the Management Committee voluntarily decided to reduce their salary by 10%, as compared to the previous year.

No loans or advances to ArcelorMittal’s senior management were made during 2009 and no such loans or advances were outstanding as of December 31, 2009.

Board of Directors and Senior Management Compensation Policy

Philosophy

The ArcelorMittal Compensation Policy for executives is based on the following principles:

•	Provide total compensation competitive with executive compensation levels of industrial companies of a similar size and scope;

•	Promote internal equity and market median base pay levels for our executives, combined with “pay for performance”;

•	Motivate managers towards the achievement of group-wide and personal goals, including efficiency and growth; and

•	Retain individuals who consistently perform at expected levels and contribute to the success of the organization.

Governance Principles

The Appointments, Remuneration and Corporate Governance Committee of ArcelorMittal draws up proposals annually for the Board of Directors on ArcelorMittal’s executive compensation. The Committee also prepares proposals on the fees to be paid annually to the members of the Board of Directors. Such proposals relating to executive compensation comprise the following elements:

•	Fixed annual salary

•	Short-term incentives, e.g., performance-related bonus, and

•	Long-term incentives, e.g., stock options.

and apply to the following group of senior executives:

•	the Chief Executive Officer,

•	the members of the Group Management Board, and

•	the members of the Management Committee.

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

Short-Term Incentives: Performance-Related Bonus

ArcelorMittal has a discretionary bonus plan. The performance of the ArcelorMittal group as a whole, the performance of the relevant business units, the achievement of specific objectives and the individual’s overall performance and potential determine the outcome of the bonus calculation. This bonus plan, called the Global Performance Bonus Plan, is applicable to more than 2,000 executives and managers worldwide.

The bonus is calculated as a percentage of the individual’s base salary. Different percentage ranges are used depending on the hierarchical level of the individual. Performance-related bonuses are paid only if certain minimum performance thresholds are exceeded by the ArcelorMittal group as a whole and/or the relevant business segment.

In 2009, the Global Performance Bonus was divided into two parts, with 30% related to the Company’s objectives during the first six months of the year in order to focus management on the short-term and rapid actions required in response to the economic crisis. Wherever possible, 40% of the 2008 Global Performance Bonus and 2009 Global Performance Bonus was paid in shares as per the resolution approved by the annual general meeting of May 12, 2009.

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

Stock Option Plan

In 1999, the Company established the ArcelorMittal Global Stock Option Plan, known as “ArcelorMittalShares” with a duration of ten years. As the initial plan reached expiration, a new “ArcelorMittal Global Stock Option Plan 2009-2018” was adopted by the Annual General Meeting shareholders on May 12, 2009 and took effect as of May 15, 2009. Under the terms of this new stock option plan, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted 7,255,950, 20,585 and 48,000 options, respectively, under the ArcelorMittalShares plan to a group of key employees at an exercise price of $82.57, $22.25 and $23.75, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the new ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The options expire on August 4, 2019.

The Company determines the fair value of the options at the date of grant using the Black-Scholes option pricing model. The fair values for options and other share-based compensation are recorded as expenses in the consolidated statement of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on the year of the grant):

	2008	2009
Exercise Price	$82.57–22.25	$38.30
Dividend yield	1.82%–6.74%	1.96%
Expected annualized volatility	45%–57%	62%
Discount rate—bond equivalent yield	4.02%–2.52%	3.69%
Weighted average share price	$82.57–22.25	$38.30
Expected life in years	6	6
Fair value of options (per share)	$34–9	$20

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as historical patterns of volatility.

The compensation expense recognized for stock option plans was $228 million and $176 million for each of the years ended December 31, 2008, and 2009, respectively.

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2008, and 2009:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2007	13,579,438	$2.26–74.54	$46.15
Granted	7,324,535	22.25–82.57	82.01
Exercised	(954,844)	2.26–64.30	31.88
Cancelled	(347,034)	2.26–82.57	51.28
Forfeitures	(43,629)	28.75–64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26–82.57	60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26–33.76	24.56
Cancelled	(539,023)	33.76–82.57	70.02
Forfeitures	(644,712)	2.26–82.57	52.20

Outstanding, December 31, 2009	24,047,380	2.26–82.57	55.22

Exercisable, December 31, 2009	11,777,703	2.26–82.57	52.46
Exercisable, December 31, 2008	6,011,214	2.26–82.57	39.75
Exercisable, December 31, 2007	2,595,164	2.26–64.30	24.49

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2009:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
82.57	6,831,783	8.60	2,379,762
74.54	13,000	7.95	8,666
64.30	5,244,202	7.59	3,571,929
43.40	1,394,326	3.50	1,394,326
38.30	6,121,900	9.60	27,000
33.76	2,425,857	6.67	2,425,434
28.75	1,552,547	5.65	1,552,547
23.75	48,000	8.96	15,998
22.25	20,585	8.87	6,861
20.38	11,429	2.50	11,429
16.53	29,373	1.50	29,373
8.57	150,200	0.42	150,200
2.26	204,178	2.26	204,178

$2.26 – 82.57	24,047,380	7.84	11,777,703

C. Board Practices/Corporate Governance

This section provides a summary of the corporate governance practices of ArcelorMittal, including the practices of its Board of Directors.

Board of Directors, Group Management Board and Management Committee

ArcelorMittal is governed by a Board of Directors and a Group Management Board. The Group Management Board is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel’s acquisition of Arcelor), amended in April 2008, and which partly expired on August 1, 2009 (the “MoU”). For more information about the Memorandum of Understanding, see “Item 10—Additional Information—Material Contracts”.

Board of Directors

The Board of Directors is in charge of the overall management of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters expressly reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members, all of whom, except the Chief Executive Officer, must be non-executive directors. None of the members of the Board of Directors, except for the Chief Executive Officer, may hold an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer.

As of date hereof, the Board of Directors is comprised of 11 members in total: 10 non-executive directors and one executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director.

Eight of the eleven members of the Board of Directors are independent. A director is considered “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, as amended from time to time, or any successor manual or provisions, subject to the exemptions available for foreign private issuers (the “NYSE standards”), (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and (c) the Board of Directors makes an affirmative determination to this effect. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. There is no requirement in the Articles of Association that directors be shareholders of the Company.

The Articles of Association provide that directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. No shareholder has any specific right to nominate, elect or remove directors. Directors are elected by the general meeting of shareholders for three-year terms. In the event that a vacancy arises on the Board of Directors for any reason, the remaining members of the Board of Directors may, by a simple majority elect a new director to temporarily fulfill the duties attaching to the vacant post until the next general meeting of the shareholders.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for benefits upon the termination of their mandate.

Operation of the Board of Directors

General

Luxembourg law permits the Board of Directors to engage the services of external experts or advisers, as well as to take all actions necessary or useful to implement the Company’s corporate purpose (objet social).

Meetings

The Board of Directors meets when convened by the Chairman of the Board or two members of the Board of Directors. The Board of Directors holds physical meetings at least on a quarterly basis as five regular meetings are scheduled per year. The Board of Directors holds additional meetings if and when circumstances require, in person or by teleconference. The Board of Directors held seven meetings in 2009. The average attendance rate of the directors at the Board of Directors’ meetings held in 2009 was 86%.

In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented, including at least the Chairman and a majority of the independent directors. In the absence of the Chairman, the Board of Directors will appoint by majority vote a chairman “pro tempore” for the meeting in question. The Chairman may decide not to participate in a Board of Directors meeting, provided he has given a proxy to one of the directors who will be present at the meeting. For any meeting of the Board of Directors, a director may designate another director to represent him or her and vote in his or her name, provided that the director so designated may not represent more than one of his or her colleagues at any time.

Votes

Each director has one vote and none of the directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constitued meeting.

Lead Independent Director

In April 2008, the Board of Directors created the role of Lead Independent Director. The Lead Independent Director replaces the “President” of the Board of Directors as previously provided by the MoU and his or her function is to:

•	co-ordinate the activities of the independent directors,

•	liaise between the Chairman of the Board of Directors and the independent directors,

•	call meetings of the independent directors when necessary and appropriate, and

•	perform such other duties as may be assigned to him or her by the Board of Directors from time to time.

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal’s first Lead Independent Director in April 2008.

The agenda of the meeting of the Board of Directors is agreed by the Chairman of the Board of Directors and the Lead Independent Director.

Board of Directors Self-Evaluation and Continuing Education Program

The Board of Directors decided in 2008 to conduct an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation process was carried out in early 2009. The self-evaluation process was implemented through a questionnaire addressed to each director and a different questionnaire addressed to each member of the Board’s Committees. The process is coordinated by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. Its findings are examined by the Appointments, Remuneration and Corporate Governance Committee and presented with recommendations to the Board of Directors for implementation. The second self-evaluation began in December 2009 and is currently in progress.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience necessary to enable them to effectively govern the business. To further bolster these skills, the Board of Directors launched in 2009 a continuous education program for its members. The topics to be addressed through the program include areas of importance for the future growth and development of the Company (e.g., strategy, marketing, human resources, industrial development, corporate governance, legal and regulatory). Additional topics may be added at the request of the members of the Board of Directors. The education program usually consists of an introduction by recognized experts in the relevant fields, who may be practitioners or academics, followed by a facilitated discussion between the presenter and the Board of Directors. The members of the Board of Directors also have the opportunity to participate in specific programs designed for directors of publicly listed companies at reputable academic institutions and business schools. The Board of Directors has a yearly budget dedicated to the continuing education program.

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Five meetings of the independent directors outside the presence of management and non-independent directors were held in 2009.

Board of Directors Committees

The Board of Directors has three committees: the Audit Committee, the Appointments, Remuneration and Corporate Governance Committee and the Risk Management Committee. The creation of the Risk Management Committee was announced on June 5, 2009.

Audit Committee

The Audit Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting. The members must be independent as defined in the Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•	the financial reports and other financial information provided by ArcelorMittal to any governmental body or the public;

•	ArcelorMittal’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and senior management have established; and

•	ArcelorMittal’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•	be an independent and objective party to monitor ArcelorMittal’s financial reporting process and internal controls system;

•	review and appraise the audit efforts of ArcelorMittal’s independent auditors and internal auditing department;

•	provide an open avenue of communication among the independent auditors, senior management, the internal audit department and the Board of Directors;

•	approve the appointment and fees of the independent auditors; and

•	monitor the independence of the independent auditors.

The four members of the Audit Committee are Messrs. Narayanan Vaghul, José Ramón Álvarez Rendueles, Wilbur L. Ross and Antoine Spillmann, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul was until April 2009 the non-executive chairman of ICICI Bank Ltd., a major Indian commercial bank also listed on the NYSE. He is also a former chairman of the Mumbai (Bombay) Stock Exchange. Mr. Álvarez Rendueles, a former Governor of the Banco de España, former President of the Banco Zaragozano and former chairman of Aceralia (which after a three-way merger in 2002 became part of Arcelor) also has significant experience and financial expertise. Mr. Ross was the Chairman of International Steel Group (ISG) from its creation until its acquisition by ArcelorMittal in 2005. He is the Chairman of a number of international companies including the International Auto Components Group and is the Chairman and Chief Executive Officer of private equity firm WL Ross & Co. LLC. As such, he has acquired significant experience in the steel industry and in the management of international companies in various economic sectors. Mr. Spillmann also has significant financial expertise, having worked for several major banks, mainly in the United Kingdom, and is currently an executive partner at Bruellan, an asset management firm in Geneva, Switzerland. The Committee may also seek the advice of outside experts.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2009, the Audit Committee met seven times. The average attendance rate of the directors at the Audit Committee meetings held in 2009 was 75%.

Appointments, Remuneration and Corporate Governance Committee

The Appointments, Remuneration and Corporate Governance Committee (the “ARCG Committee”) is comprised of three directors, each of whom is independent under the NYSE standards and the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•

determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including stock options for the Chief Executive Officer, the Chief Financial Officer, the members of the Group Management Board and the members of the Management Committee;

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

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts. The three members of the ARCG Committee are Lewis Kaden, HRH Prince Guillaume of Luxembourg and Narayanan Vaghul, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2009, this committee met five times. The average attendance rate at the ARCG Committee meetings held in 2009 was 77%.

Risk Management Committee

As announced on June 5, 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee (“GRMC”) at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. At its creation, the Risk Management Committee had two members, Antoine Spillmann and Georges Schmit. Sudhir Maheshwari, a member of the Group Management Board who chairs the GRMC, is an invitee to the meetings of the Risk Management Committee. At least half of the members of the Risk Management Committee must be independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. Mr. Schmit resigned from the Board of Directors effective December 31, 2009. His replacement on the Risk Management Committee is Jeannot Krecké, effective February 10, 2010.

The Risk Management Committee met for the first time on July 28, 2009 and had a total of two meetings in 2009. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The average attendance rate at the Risk Management Committee meetings held in 2009 was 100%.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann was designated as Chairman. The Chairman of the GRMC will be an invitee to the Risk Management Committee and, in addition, it may invite any other member of the GRMC or any other expert from within the ArcelorMittal group to participate in a meeting. The Risk Management Committee may also seek the advice of outside experts.

Decisions and recommendations of the Risk Management Committee are adopted at a simple majority. In case of deadlock, any Committee member may bring the matter before the Board of Directors. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee will conduct an annual self-evaluation of its own performance, its interaction with the GRMC and the Board of Directors as well as of its effectiveness and compliance with its charter.

The purpose of the Risk Management Committee is to support the Board of Directors in fulfilling its corporate governance and oversight responsibilities by assisting with the monitoring and review of the risk management framework and process of ArcelorMittal. Its main responsibilities and duties are to assist the Board of Directors by developing recommendations regarding the following matters:

•	The oversight, development and implementation of a risk identification and management process and the review and reporting on the same in a consistent manner throughout the ArcelorMittal group;

•

The review of the effectiveness of the group-wide risk management framework, policies and process at Corporate, Segment and Business Unit levels, and the proposing of improvements, with the aim of ensuring that the group’s management is supported by an effective risk management system;

•

The promotion of constructive and open exchanges on risk identification and management among senior management (through the GRMC), the Board of Directors, the Internal Assurance department, the Legal Department and other relevant departments within the ArcelorMittal group;

•

The review of proposals for assessing, defining and reviewing the risk appetite/tolerance level of the group and ensuring that appropriate risk limits/tolerance levels are in place, with the aim of helping to define the group’s risk management strategy;

•	The review of the group’s internal and external audit plans to ensure that they include a review of the major risks facing the ArcelorMittal group; and

•	Making recommendations within the scope of its charter to ArcelorMittal’s senior management and to the Board of Directors about senior management’s proposals concerning risk management.

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

Management Committee

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board and 15 other senior executive officers. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders, and shares information about the situation of the group and its markets.

Succession Planning

Succession management at ArcelorMittal is a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all ArcelorMittal executives up to and including the Group Management Board. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance and potential and their “years to readiness” and development needs are discussed and confirmed. Regular reviews of succession plans are conducted to ensure that they are accurate and up to date. Succession management is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation. Although ArcelorMittal’s predecessor companies each had certain succession planning processes in place, the process has been reinforced, widened and made more systematic since 2006.

Other Corporate Governance Practices

ArcelorMittal is committed to adopt best practice standards in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary. ArcelorMittal complies with the Ten Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects except for the recommendation to separate the posts of chairman of the Board of Directors and chief executive officer. The nomination of the same person for both positions was approved in 2007 by the shareholders (with the Significant Shareholder abstaining) of Mittal Steel Company N.V., which was at that time the parent company of the combined ArcelorMittal group.

Ethics and Conflict of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. They must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. As employees, they must not acquire any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal assurance department. Code of Business Conduct training is offered throughout ArcelorMittal. All new employees of ArcelorMittal must acknowledge the Code of Business Conduct in writing upon joining and are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance—Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourages all employees to bring such issues to the Audit Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance—Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct are also available in each of the main working languages used within the Group.

During 2009, 126 total complaints were referred to the Company’s Internal Assurance team (described below). Following review, none of these complaints was found to be significant.

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

Measures to Prevent Insider Dealing and Market Manipulation

The Board of Directors of ArcelorMittal has adopted Insider Dealing Regulations (“IDR”), which are updated when necessary and in relation to which training is conducted throughout the group. The IDR’s most recent version is available on ArcelorMittal’s website, www.arcelormittal.com, under “Investors & Shareholders—Corporate Governance—Insider Dealing Regulations”.

The IDR apply to the worldwide operations of ArcelorMittal. The Company Secretary of ArcelorMittal is the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. ArcelorMittal maintains a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006. The compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

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

D. Employees

ArcelorMittal had approximately 282,000 employees as of December 31, 2009.

The table below sets forth the total number of employees by operating segment for the past three years.

	2007(1)	2008(2)	2009(3)
Segment
Flat Carbon Americas	33,087	30,848	29,248
Flat Carbon Europe	71,438	71,192	58,965
Long Carbon Americas and Europe	69,833	72,969	63,693
AACIS	105,791	100,325	92,910
Stainless Steel	11,570	12,415	11,135
Steel Solutions and Services	16,416	18,871	17,409
Other activities	3,331	9,247	8,343

Total	311,466	315,867	281,703

(1)	Following the redefinition of the operating responsibilities of all members of the Group Management Board on April 21, 2008, which resulted in changes to the composition of the Company’s reportable segments, the information presented herein reflects the retrospectively adjusted segments and retroactive adjustments to the business segmentation section of Note 24 to ArcelorMittal’s consolidated financial statements. See “Item 5A—Operating and Financial Review and Prospects—Operating Results”.
(2)	The increase in workforce in 2008 results, among other things, from acquisition made during the year, offset to a large extent by implementation voluntary retirement or separation plans including pursuant to the Company’s announced plans to reduce SG&A expenses and fixed costs as described below. As noted in “Item 5A—Operating and Financial Review and Prospects—Operating Results”, such programs are continuing.
(3)	Full-time employee numbers include employees expected to leave after December 31, 2009 pursuant to separation applications accepted as of December 31, 2009.

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

During 2009, the Joint Global Health and Safety Agreement signed between the Company and European Metalworkers Federation, International Metalworkers Federation and United Steelworkers Union was implemented. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also, included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal plants in order to help them to further improve their health and safety performance. Four meetings of the Joint Global Health and Safety Committee took place in 2009.

Collective labor agreements entered into during 2009 include Bosnia, Mexico, Brazil, Romania, Spain (although salary negotiations were delayed until March 2010) and Italy.

The national collective bargaining agreement in Belgium expired on December 31, 2008, and plant-level negotiations that followed the establishment of a new national industrial agreement have been concluded.

The labor contract between the Company and U.S. Steelworkers Union that had been previously negotiated by Ispat Inland and International Steel Group (ISG) expired on September 30, 2008. During the third quarter of 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees. The agreement increased wages, provided a signing bonus of $6,000 per employee, increased the pension multiplier for former Ispat Inland employees, increased payments into the steelworkers’ pension trust to $2.65 per hour, provided a lump-sum payment upon retirement for certain former ISG employees, and reduced the premium retirees must pay for health care. The most significant feature of this agreement was the change in funding principles of a “voluntary employee benefit association” for retiree health care from a profit-sharing arrangement to providing defined benefits. The cash outflow related to these benefits, as per the contract, is expected to amount to $25 million per quarter for the first four years. In view of the economic crisis, the Company and the U.S. Steelworkers Union agreed to delay payment of the $25 million quarterly contribution to the “voluntary employee benefit association” in 2009. A further delay of payments in 2010 will be discussed with the U.S. Steelworkers Union.

On December 2, 2008, ArcelorMittal informed its European Works Council that voluntary separation programs would continue across the Company, to address improved productivity, competitiveness and reduction of SG&A expenditures. It was announced at the time that these programs would involve up to 9,000 employees, which constitutes approximately 3% of the total global work force. The programs were implemented in close collaboration with stakeholders and in accordance with labor laws and practices in the respective countries involved. Overall, workforce reduction exceeded the original target. In addition, ArcelorMittal has continued cost reduction efforts locally, including extending voluntary separation and retirement plans to production employees at various sites worldwide on a site-by-site basis, in consultation with local employee representatives, if needed, to seek to adapt its costs to levels of business activity.

During 2009, Mr. Lakshmi Mittal and the Group Management Board of ArcelorMittal met with the Secretariat of the European Works Council to discuss the effects of the financial and economic crisis on the economy and the steel industry. ArcelorMittal and the European Works Council agreed to strengthen social dialogue at the national and local levels in relation to ArcelorMittal’s voluntary separation programs and other local productivity plans. On November 2, 2009, an “Anticipation of Change” agreement was signed with the European Metalworkers Federation to address the sustainability and competitiveness of the Company’s operations in Europe. The agreement defines social dialogue structures within ArcelorMittal to better manage and anticipate change at all levels, in particular to safeguard and develop the Company’s competitiveness, to preserve and develop the employability of employees, and to develop workers’ skills to enable them to adapt to new challenges.

E. Share Ownership

As of December 31, 2009, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (31 individuals) totaled 1,887,008 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 1,013,386 ArcelorMittal common shares that are exercisable within 60 days of December 31, 2009), representing 0.12% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal common shares, these 31 individuals beneficially own 873,622 ArcelorMittal common shares. See “Item 7—Major Shareholders and Related Party Transactions”. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. The percentage of total common shares (including treasury stock) in the possession of the Significant shareholder decreased from 44.79% prior to November 13, 2007 to 43.05% after that date as a result of the second step of the merger of Mittal Steel and Arcelor. In 2009 the percentage of total common shares (including treasury stock) in the possession of the Significant shareholder decreased further to 40.84% as a result of the offering of 140,882,634 shares, of which the Significant shareholder acquired 10%. To close this offering, 112,088,263 new shares were offered and 28,794,371 shares were taken from treasury. In 2008, the number of ArcelorMittal options granted to directors and then-senior management (including the Significant shareholder) was 693,000 at an exercise price of $82.57. In 2009, the number of ArcelorMittal options granted to directors and senior management (including the Significant shareholder) was 761,500 at an exercise price of $38.30. The Mittal Steel and ArcelorMittal options vest either ratably upon each of the first three anniversaries of the grant date (or in total upon the death, disability or retirement of the grantee) and expire ten years after the grant date.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2009, granted to the members of senior management of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year) listed in Item 6A:

	Year of Grant 2000	Year of Grant 2002	Year of Grant 2005	Year of Grant 2006	Year of Grant 2007	Year of Grant 2008	Year of Grant 2009	Total*	Average weighted exercise price*
Senior Managers** (including Significant shareholder)	87,500	105,000	255,346	348,539	609,001	693,000	761,500	2,891,886
Exercise price	$8.57	$2.26	$28.75	$33.76	$64.30	$82.57	$38.30		$59.39
Term (in years)	10	10	10	10	10	10	10	—	—

Expiration date	Jun. 1, 2010	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	—	—

*	The options granted by Arcelor (noted above) have been included in the total number of options and the average weighted exercise price (at a conversion rate of 1 euro = 1.3705 U.S. dollars) and 32,000 options granted on December 15, 2008 at an exercise price of $23.75.
**	Includes options granted to Mr. Malay Mukherjee, all of which were received in his capacity as a member of senior management. Mr. Mukherjee was elected to ArcelorMittal’s Board of Directors on May 13, 2008, prior to which point he was a Member of the Group Management Board, responsible for Asia, Africa, Mining and CIS, and resigned from ArcelorMittal’s Board of Directors effective as of September 1, 2009.

In 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management.

In accordance with the Luxembourg Stock Exchange’s Ten Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options.

Employee Share Purchase Plan (ESPP)

The Annual General Shareholders’ meeting held on May 12, 2009 adopted an Employee Share Purchase Plan as part of a global employee engagement and participation policy. As with the previous Employee Share Purchase Plan implemented in 2008, the plan’s goal was to strengthen the link between the Group and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the plan, which was implemented in November 2009, were the following:

The plan was offered to 204,072 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 shares (0.2% of the current issued shares on a fully diluted basis). A total of 392,282 shares were subscribed, 1,300 of which were subscribed by Members of the Group Management Board and the Management Committee of the Company. The subscription price was $36.56 before discounts. The subscription ran from November 10, 2009 until November 19, 2009 and was settled with treasury shares on January 21, 2010.

Pursuant to the plan, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (1) 200 shares and (2) the number of whole shares that may be purchased for $15,000 (rounded down to the nearest whole number of shares).

The purchase price was equal to the average of the opening and the closing prices of the ArcelorMittal shares trading on the NYSE on the exchange day immediately preceding the opening of the subscription period, which is referred to as the “reference price,” less a discount equal to:

(a)	15% of the reference price for a purchase order not exceeding the lower of (1) 100 shares, and (2) the number of shares (rounded down to the nearest whole number) corresponding to an investment of $7,500 (the first cap); and thereafter;

(b)	10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (x) 200 shares, and (y) the number of shares (rounded down to the nearest whole number) corresponding to an investment of $15,000 (the second cap).

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts opened by BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account opened by Mellon Investors LLC Services.

Shares purchased under the plan are subject to a three-year lock-up period as from the settlement date, except for the following early exit events: permanent disability of the employee, termination of the employee’s employment or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares (subject to compliance with ArcelorMittal’s insider dealing regulations) or keep their shares and have them delivered to their personal securities account or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by ArcelorMittal after the settlement date and they are entitled to vote their shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2009, the authorized share capital of ArcelorMittal consisted of 1,617,000,000 common shares, without nominal value. At December 31, 2009, 1,560,914,610 common shares, compared to 1,448,826,347 common shares at December 31, 2008, were issued and 1,509,541,518 common shares, compared to 1,366,002,278 common shares at December 31, 2008, were outstanding.

The following table sets forth information as of December 31, 2009 with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Common Shares(1)
	Number	%
Significant shareholder(2)	637,944,863	40.87
Treasury Stock(3)	49,919,706	3.20
Other Public Shareholders	873,050,041	55.93

Total	1,560,914,610	100.00

Directors and Senior Management(4)(5)	1,887,008	0.12

(1)	For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2009 upon exercise of vested portions of stock options. The first-third of the stock options granted on August 5, 2008 and the first- and second-thirds of the stock options granted on August 2, 2007 vested on August 5, 2009, and August 2, 2009, respectively, and all stock options of the previous grants have vested. None of the stock options granted on August 4, 2009 has vested; the first-third of such options, however, will vest on August 4, 2010.
(2)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own ArcelorMittal common shares. Ispat International Investments S.L. is the owner of 112,338,263 ArcelorMittal common shares. Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 141,600 ArcelorMittal common shares and holds options to acquire an additional 540,000 ArcelorMittal common shares, of which 420,000 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 25,000 ArcelorMittal common shares and holds options to acquire an additional 20,000 ArcelorMittal common shares, of which all 20,000 options are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments S.L. and share equally beneficial ownership of 100% of Mittal Investments S.à r.l. Accordingly, Mr. Mittal is the beneficial owner of 637,899,863 ArcelorMittal common shares and Mrs. Mittal is the beneficial owner of 637,383,263 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together, directly and indirectly through intermediate holding companies, own 637,504,863 ArcelorMittal common shares.

(3)	Represents ArcelorMittal common shares repurchased pursuant to share repurchase programs in prior years and fractional shares returned in various transactions and excludes (1) 28,794,371 treasury shares to settle the common stock offering on May 6, 2009; (2) 801,890 shares awarded to senior management as bonus shares in respect of 2008 and 123,766 shares awarded to senior management as bonus shares in respect of 2009; (3) 1,119,165 shares contributed to the ArcelorMittal USA Pension Trust; (4) shares used to settle purchases under the ESPP offering that closed on January 21, 2010; (5) 456,251 options that were exercised, during the January 1, 2009—December 31, 2009 period and (6) 1,013,386 stock options that can be exercised by directors and senior management (other than the Significant shareholder), and 440,000 stock options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2009. Holders of these stock options are deemed to beneficially own ArcelorMittal common shares for the purposes of this table due to the fact that such options are exercisable within 60 days.
(4)	Excludes shares beneficially owned by the Significant shareholder.
(5)	These 1,887,008 ArcelorMittal common shares are included in shares owned by the public shareholders indicated above.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (1) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (2) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or ArcelorMittal European Register Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by BNP Paribas Securities Services in Amsterdam, or directly on ArcelorMittal’s Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2009, there were 2,824 shareholders other than the Significant shareholder holding an aggregate of 41,662,061 ArcelorMittal common shares registered in ArcelorMittal’s shareholder register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2009, there were 160 U.S. shareholders holding an aggregate of 49,348,870 New York Shares, representing approximately 3.17% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2009, there were 832,885,242 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting Rights

As of December 31, 2009, ArcelorMittal’s Significant shareholder owned directly and indirectly through holding companies 637,504,863 ArcelorMittal common shares, representing approximately 40.84% of the combined voting interest in ArcelorMittal. In the merger between ArcelorMittal and Arcelor, 31,619,094 ArcelorMittal shares were issued on November 13, 2007. After closing of the third offer period for Arcelor shares on November 17, 2006, a total of 679,416,607 shares had been issued to the shareholders of Arcelor since July 31, 2006, as partial payment for Arcelor (the other part was paid in cash). Prior to closing of the third offer period for Arcelor shares on November 17, 2006, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 67% of the issued and outstanding class (except for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 98% of the combined voting interest in Mittal Steel. Upon completion of the merger with ISG on April 15, 2005, 60,891,883 shares were issued to the former shareholders of ISG as partial payment for ISG (the other part was paid in cash). Prior to the merger with ISG, Mittal Steel’s Significant shareholder owned directly and indirectly through holding companies 165,794,790 Mittal Steel class A common shares (approximately 89.5% of the issued and outstanding class (except for class A common shares held in treasury)) and 457,490,210 Mittal Steel class B common shares (100% of the issued and outstanding class), representing approximately 99.6% of the combined voting interest in Mittal Steel. On completion of the acquisition of LNM Holdings on December 17, 2004, 139,659,790 Mittal Steel class A common shares and 385,340,210 Mittal Steel class B common shares were issued to an intermediate holding company owned by the Significant shareholder. Prior to the completion of the acquisition of LNM Holdings, the Significant shareholder owned 26,135,000 Mittal Steel class A common shares (approximately 57.5% of the then issued and outstanding class (save for class A common shares held in treasury)) and 72,150,000 Mittal Steel class B common shares (100% of the then issued and outstanding class), representing approximately 97.5% of the combined voting interest in Mittal Steel.

B. Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of ArcelorMittal. Please refer to Note 13 of ArcelorMittal’s consolidated financial statements.

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

Memorandum of Understanding

The Memorandum of Understanding entered into in connection with the Mittal Steel acquisition of Arcelor, which partly expired in August 2009, is described under “Item 10C—Additional Information—Material Contracts”.

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

Following the contribution of 76.88% of Saar Ferngas, a German gas and electricity producer and distributor, on January 23, 2009 to an ArcelorMittal associated company, Soteg, the stake held by ArcelorMittal in Soteg, a Luxembourg gas and electricity producer and distributor, increased from 20% to 26.15%. On February 16, 2009, ArcelorMittal sold 2.48% of Soteg to the Government of Luxembourg and SNCI (“Société Nationale de Crédit et d’Investissement”), a Luxembourg government controlled investment company. Mr. Jeannot Krecké (formerly Mr. Georges Schmit) is a member of the Board of Directors of ArcelorMittal.

Subscription to, and Share Lending Agreement in Connection with, May 2009 Share Offering

ArcelorMittal sold 140,882,634 common shares in a transaction that closed on May 6, 2009 (see “Item 5B—Liquidity and Capital Resources—Financings—2009 Capital Markets Transactions”). Ispat International Investments S.L. (“Ispat”), a holding company beneficially owned by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, subscribed for 14,088,063 common shares (or 10%) in the offering on a deferred-delivery basis. The offering was settled by the Company on May 6, 2009 (except with respect to Ispat) with 98 million common shares borrowed from Ispat pursuant to a share lending agreement dated April 29, 2009 and the remainder was settled using shares held in treasury. The Company returned the borrowed shares to, and delivered the shares subscribed by, Ispat on June 22, 2009 by issuing 112,088,263 shares following shareholder approval at an extraordinary general meeting held on June 17, 2009 of a resolution broadening the authorization of the Board of Directors to increase the Company’s share capital. Under the terms of the share lending agreement, the Company paid Ispat a share lending fee of $2 million.

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

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note 2 to ArcelorMittal’s consolidated financial statements.

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

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2009, ArcelorMittal had established reserves of $743 million for environmental remedial activities and liabilities, including $348 million in provisions relating to Europe, $219 million in provisions relating to the United States, $151 million in provisions relating to South Africa and $17 million in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue recording provisions in this respect in the future.

United States

ArcelorMittal USA’s environmental provisions of $210 million are mainly related to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include $1 million to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor (East), Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately $11 million for RCRA Corrective Action, and $25 million for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $47 million for anticipated remediation and post remediation activities at this site. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately $29 million. After the treatment trust is fully funded, the treatment trust will then be used to fund the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately $28 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total $348 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($119 million), Luxembourg ($99 million) and Belgium ($97 million). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $119 million, principally relating to the remediation of former coke plant sites and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires significant environmental remediation such as soil and groundwater treatment and remediation of waste equipment.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of PCBs and asbestos-containing material at the Dunkirk, Montataire and Mardyck sites.

The Stainless France environmental provision relates to the demolition and clean-up of the Ardoise plant following the end of activity at this site. For the Isbergues site, the provision is related to environmental risks (PCB and asbestos removal) and demolition and clean-up for adaptation of the activity. A provision at Gueugnon plant is related to environmental risks such as soil remediation, PCB removal and asbestos removal.

Luxembourg

In Luxembourg, there is an environmental provision of $99 million, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean pond water in Differdange in order to meet the requirements of the Luxembourg Environment Administration (Administration de l’Environnement) regarding discharge in the Chiers River and maintaining sufficient cold water reserves to permit the production of degassed steel in warmer months. The cleaning started in 2006 and is expected to complete in 2011.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites.

ArcelorMittal Luxembourg also has a provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumps in Monderçange, Dudelange, Differdange and Dommeldange. Soil and groundwater treatment needs to be performed in Terre-Rouge within the next two years, to eliminate the sludge and clean the soil to accommodate the expansion of the city of Esch-sur-Alzette.

Belgium

In Belgium, there is an environmental provision of $97 million, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the Coking Plant at the AM Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the removal of transformers and the disposal of waste that cannot be recycled internally on the AM Gent site and the removal and disposal of PCBs and asbestos-containing material.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $151 million to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately $48 million relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 66 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately $57 million of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 30 years. Approximately $35 million of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately $11 million relates to the Vereeniging and Saldanha site.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment. As of December 31, 2009, ArcelorMittal had established reserves for asset retirement obligations of $35 million in provisions relating to Canada and $27 million in provisions relating to South Africa. Most of the AROs relate to ancillary plants and equipment that will be retired as part of the closure of the facilities subject to remediation obligations.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs of approximately $27 million for utilization over 18 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

Environmental Remediation Obligations (“EROs”)

EROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to restore a site at the end of its useful life. As of December 31, 2009, ArcelorMittal had established reserves for environmental remediation obligations of $130 million in provisions relating to Ukraine and $96 million in provisions relating to Russia.

The EROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to the restoration plan of the mine.

The EROs in Russia are related to rehabilitation of three coal mines upon closure of the mines pursuant to the mining plan. It is mainly related to quality control of water pumped out of mines and monitoring of gas drainage bore-holes, soil and air.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2009, ArcelorMittal has established reserves in the aggregate of approximately $9 million for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes $138 million for IPI (Manufactured Goods Tax) concerning (1) its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and (2) the disallowance of IPI credits recorded five to ten years after the relevant acquisition. On March 31, 2009, ArcelorMittal Brasil agreed to participate in a Federal Revenue program settling a number of these disputes. On November 30, 2009, ArcelorMittal Brasil paid the full amount due under the program (i.e., $60 million) with $13 million in cash and the remainder by utilization of tax loss carryforwards, closing this case.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $690 million at December 31, 2009. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment, ArcelorMittal Brasil is appealing to the administrative tribunal of second instance.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998-2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to $112 million. On November 30, 2009, ArcelorMittal adhered to a Federal Revenue program pursuant to which it was required to pay $56 million of which $40 million is payable in 30 monthly installments and the remainder by utilization of tax loss carryforwards, closing this case.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $61million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at $8 million (including interest). Both parties are appealing the decision.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2009, ArcelorMittal has established reserves of approximately $235 million in the aggregate for the claims disclosed below:

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of $62 million. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal Espana and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. The Statement of Objections does not indicate the amount of the fine that the European Commission intends to impose on any of the companies. A response to the Statement of Objections was submitted in December 2008 and a hearing took place in February 2009. The European Commission can impose fines for breaches of EU competition law of up to a maximum of 10% of the worldwide annual revenues of the relevant entity in the business year preceding the Commission’s decision. The amount of the fine is influenced by, inter alia, the relevant entity’s direct or indirect involvement in the alleged anti-competitive practices. ArcelorMittal is currently unable to assess the amount of any fines that will result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately $120 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of $28 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Repression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including by Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €302 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. ArcelorMittal appealed the amount of the fine in January 2009 and in January 2010, the Paris Court of Appeals reduced it from €575 million to €74 million (of which €42 million is payable by ArcelorMittal). This decision is subject to appeal.

South Africa

ArcelorMittal South Africa was involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies alleged that ArcelorMittal South Africa was in violation of the Competition Act. In 2007, the Competition Tribunal ruled in favor of the plaintiffs and imposed a penalty on ArcelorMittal South Africa of approximately $97 million and behavioral remedies. On May 29, 2009, the Competition Appeal Court ordered both decisions of the Competition Tribunal of 2007 to be set aside, both on the merits and on the remedies thereof, and referred the matter back to the Competition Tribunal. On September 14, 2009, the plaintiffs withdrew their complaint before the Competition Tribunal against ArcelorMittal South Africa following a settlement between the parties, which did not include any admission of liability or wrongdoing by ArcelorMittal South Africa.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. The referral and the allegations are currently being analyzed and it is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2009, ArcelorMittal has established reserves of approximately $65 million in the aggregate for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2009, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitral proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $50 million and $22 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The accounting expert appointed by the Agrarian Unity Tribunal filed its report on September 5, 2008 stating that the amount to be paid to Ejido Santa Maria is approximately $750. In June 2009, the court ruled that ArcelorMittal should pay $571. The claimant has appealed this decision.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to $52 million due to their default in the management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2009.

The number of claims outstanding for asbestos exposure at December 31, 2009 was 402, as compared to 431 at December 31, 2008. The range of amounts claimed for the year ended December 31, 2009 was €7,500 to €865,000 (approximately $10,000 to $1,150,000). The aggregate costs and settlements for the year ended December 31, 2009 were $3.5 million, of which $0.4 million represents legal fees and $3 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2008 were approximately $510,000 and zero, respectively.

	in number of cases
	2008		2009
Claims unresolved at beginning of period	449		431
Claims filed	63		76
Claims settled, dismissed or otherwise resolved	(81	)(1)	(105)
Claims unresolved at December 31,	431		402

(1)	After purchase of a new company, sale of a subsidiary and further verification.

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

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the Significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008. In its decision of August 26, 2009, the court rejected the appeal. The decision is final and no longer appealable.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Hearing and judgment in the first instance are not expected before the end of 2010.

Dividend Distributions

Pursuant to Luxembourg law and its Articles of Association, ArcelorMittal allocates at least five percent of its net profits to the creation of a reserve. This allocation ceases to be compulsory when the reserve reaches ten percent (10%) of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed by law or by virtue of the articles of association. ArcelorMittal’s Articles of Association provide that the portion of annual net profit that remains unreserved is allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

•

a global amount is allocated to the Board of Directors by way of directors’ fees (“tantièmes”). This amount may not be less than €1,000,000. In the event that the profits are insufficient, the amount of €1,000,000 shall be imputed in whole or in part to charges. The distribution of this amount among the members of the Board of Directors shall be effected in accordance with the Board of Directors’ rules of procedure; and

•	the balance is distributed as dividends to the shareholders or placed in the reserves or carried forward.

Interim dividends may be distributed under the conditions set forth in Luxembourg law by decision of the Board of Directors.

No interest is paid on dividends declared but not paid which are held by the Company on behalf of shareholders.

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

On March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008, an interim dividend of $0.375 cents per share was paid.

In light of the adverse economic and market conditions, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875). The reduced dividend was approved by the Annual General Meeting of shareholders on May 12, 2009. The new quarterly dividend payments took place on March 16, 2009 (an interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. The Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. On April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs authorized by shareholders on May 13, 2009.

On October 27, 2009, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year 2010 with quarterly dividend payments of $0.1875 to occur on March 15, June 14, September 13, and December 15, 2010, taking into account that the first quarterly dividend payment to be paid on March 15, 2010 will be an interim dividend.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book since January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

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

	The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2005	43.86	22.11	33.25	17.31	—	—

Year ended December 31, 2006	43.67	26.72	34.95	21.82	35.00	23.00

Year ended December 31, 2007	83.88	39.59	58.26	30.02	58.25	30.02

Year ended December 31, 2008
First Quarter	82.26	55.53	54.19	35.50	54.15	35.35
Second Quarter	104.77	80.14	67.81	50.25	67.79	50.23
Third Quarter	95.34	45.10	62.60	31.97	62.71	31.96
Fourth Quarter	49.15	15.44	36.80	12.93	36.81	12.94

Year ended December 31, 2009
First Quarter	30.00	16.28	22.91	12.57	22.91	12.57
Second Quarter	37.26	19.83	26.05	14.76	26.05	14.76
Third Quarter	42.32	28.20	28.82	20.42	28.82	20.42
Fourth Quarter	47.04	32.77	32.67	22.35	32.67	22.35

Month ended
Sep-09	42.32	33.83	28.82	23.84	28.82	23.84
Oct-09	41.00	33.32	27.37	22.74	27.37	22.74
Nov-09	39.89	32.77	26.72	22.35	26.72	22.35
Dec-09	47.04	38.99	32.67	26.30	32.67	26.30
Jan-10	49.41	38.30	34.48	27.75	34.48	27.75
Feb-10*	41.58	36.50	30.07	26.71	30.07	26.71

Note: Includes intraday highs and lows.

*	February 2010 data is through February 1, 2010.

	Luxembourg Stock Exchange		NYSE Euronext Brussels		Spanish Stock Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2005	—	—	—	—	—	—

Year ended December 31, 2006	35.00	24.50	34.84	24.60	34.85	24.00

Year ended December 31, 2007	57.90	30.60	41.17	30.10	41.03	30.12

Year ended December 31, 2008

	Luxembourg Stock Exchange		NYSE Euronext Brussels		Spanish Stock Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
First Quarter	52.60	37.00	54.00	35.98	54.10	36.31
Second Quarter	66.05	51.80	67.74	50.47	67.70	50.25
Third Quarter	59.75	34.30	62.29	32.48	62.75	32.01
Fourth Quarter	33.21	13.92	36.91	12.98	36.60	12.80

Year ended December 31, 2009
First Quarter	22.50	12.90	22.91	12.57	22.93	12.61
Second Quarter	26.60	15.33	26.05	14.76	26.09	14.80
Third Quarter	28.75	21.00	28.82	20.42	28.80	20.43
Fourth Quarter	34.03	22.75	32.67	22.35	32.66	22.36

Month ended
Sep-09	28.75	23.00	28.82	23.84	28.80	23.90
Oct-09	27.04	23.00	27.37	27.74	27.37	22.75
Nov-09	26.39	22.75	26.72	26.35	26.69	22.36
Dec-09	34.03	26.00	32.67	26.30	32.66	26.28
Jan-10	35.50	28.35	34.48	27.75	34.48	27.75
Feb-10*	29.50	27.25	30.07	26.71	30.08	26.67

(1)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2010 data is through February 1-8, 2010

Note:

•	Includes intraday highs and lows.

•

Class A common shares of the former Mittal Steel were listed on Euronext Paris by NYSE Euronext and the Spanish Stock Exchanges on July 27, 2006, and on Euronext Brussels by NYSE Euronext and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

B. Plan of Distribution

Not applicable.

C. Markets

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

At the Extraordinary General Meeting on May 12, 2009 (“EGM”), the legally required quorum of 50% of shares represented was not met. The Board of Directors reconvened the EGM on June 17, 2009. On June 17, 2009, the shareholders decided to renew for a five-year term the authorization given to the Board of Directors to decide an increase in the issued share capital within the limits of the authorized share capital of €7,082,460,000 represented by 1,617,000,000 shares without nominal value. The EGM also approved the new wording of Article 5.5 of the Articles of Association which provides the Board of Directors with more flexibility in implementing increases in the issued share capital of the Company and no longer restricts them to mergers and acquisitions or similar transactions.

On June 22, 2009, the share capital increase decided by the Board of Directors on April 29 and approved by the EGM on June 17 was implemented and, as a result, the issued share capital of ArcelorMittal increased by €490,946,591.84, or 112,088,263 shares, to €6,836,805,991.80, represented by 1,560,914,610 shares, such shares being in each case fully paid-up and having no nominal value.

B. Memorandum and Articles of Association

Set out below is a summary description of ArcelorMittal’s Articles of Association. For a full description, please see our Articles of Association, the full text of which is available at www.arcelormittal.com in the “Investors & Shareholders—Corporate Governance” section or by sending an e-mail request to: company.secretary@arcelormittal.com.

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

Form and Transfer of Shares

ArcelorMittal’s issued share capital consisted at December 31, 2009 of 1,560,914,610 ordinary shares that each carry the right to one vote. The shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote ArcelorMittal shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares and the amount paid up on each share in the shareholders’ register of ArcelorMittal. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, such declaration to be dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer made on the basis of an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to ArcelorMittal. Since March 2009, ArcelorMittal has used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day management of the shareholders’ register.

In addition, the Articles of Association of ArcelorMittal provide that its shares may be held through a securities settlement system or a professional depositary of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depositary of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form. The shares may consist of:

•	shares traded on the NYSE, called ArcelorMittal New York Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by The Bank of New York Mellon; or

•

shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish stock exchanges, called ArcelorMittal European Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by BNP Paribas Securities Services Amsterdam in The Netherlands, or directly on the Luxembourg shareholders’ register without being held on the local Dutch shareholders’ register.

Issuance of Shares

The issuance of shares of ArcelorMittal requires an amendment to its Articles of Association approved by an extraordinary general meeting of shareholders, which may not validly deliberate unless at least half of the issued share capital is represented upon the first call and the agenda indicates the proposed amendments to the Articles of Association. If the first of these conditions is not satisfied, a second meeting may be called by means of two notices published at 15-day intervals and at least 15 days prior to the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting will deliberate irrespective of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast. Votes cast do not include votes attaching to shares with respect to which the shareholder has not taken part in the vote, has abstained or has returned a blank or invalid vote.

The shareholders may, within certain limits, grant the Board of the Directors the power to issue new shares.

The extraordinary general meeting of shareholders on November 5, 2007 authorized the Board of Directors of ArcelorMittal for a period ending November 5, 2012 to increase the issued share capital on one or more occasions up to the maximum amount of the authorized share capital in connection with the exercise or conversion of ArcelorMittal’s stock options or other equity based awards granted under any ArcelorMittal employee incentive or benefit plan, or in the context of a merger, acquisition or similar transaction.

On May 13, 2008, the extraordinary general meeting of shareholders increased the authorized share capital of ArcelorMittal by an amount of €643,860,000 represented by 147,000,000 shares without nominal value.

On June 17, 2009, the extraordinary general meeting of shareholders increased the authorized share capital of ArcelorMittal by €490,946,591.84, or 112,088,263 shares, to €6,836,805,991.80, represented by 1,560,914,610 fully paid-up shares without nominal value. The authorization is valid for a period ending November 5, 2012. In any case, this authorization may only be given for a period of no more than five years and it may from time to time be renewed by an extraordinary general meeting of the shareholders for subsequent periods of no more than five years each.

The Board of Directors has the power to determine the conditions for all share issues within the limits of the authorized share capital, including the payment in cash or in kind for such shares.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association of ArcelorMittal provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase of the issued share capital decided by the Board of Directors within the limits of the authorized share capital.

Repurchase of Shares

ArcelorMittal is prohibited by Luxembourg law from subscribing for its own shares.

ArcelorMittal may, however, repurchase ArcelorMittal shares or have another person repurchase ArcelorMittal shares on its behalf, subject to the following conditions:

•

a prior authorization of the general meeting of shareholders, which sets out the terms and conditions of the proposed repurchase, including at a minimum the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•	only fully paid up shares may be repurchased.

In addition, Luxembourg law allows the Board of Directors to approve the repurchase of ArcelorMittal shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to ArcelorMittal. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting a value of the shares acquired, the proportion of the issued share capital which they represent and the consideration paid for them.

The extraordinary general meeting of shareholders called on May 12, 2009 and reconvened on June 17, 2009 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on May 13, 2008 and granted the Board of Directors a new authorization valid for 18 months to repurchase up to 10% of the issued share capital of ArcelorMittal. Purchases and sales may be carried out for any authorized purpose which is, or would come to be, authorized by law, including to enter into off-market and over the counter transactions and to acquire shares in the Company through derivative financial instruments.

In accordance with the laws transposing Directive 2003/6/EC of January 28, 2003 and EC Regulation 2273/2003 of December 22, 2003, acquisitions, disposals, exchanges, contributions and transfers of securities may be carried out by all means, on or off the market, including by a public offer to buy back shares or by the use of derivatives or option strategies. The fraction of the share capital acquired or transferred in the form of a block of securities may be equal to the entire program. Such transactions may be carried out at any time, including during a tender offer period. As determined in the resolution voted by the shareholders at the extraordinary general meeting of shareholders on May 12, 2009, the purchase price per share to be paid in cash may not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish Stock Exchanges, depending on the market on which the transactions are made, and may not be less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price is 125% of the price of Euronext Paris by NYSE Euronext. The price on the New York Stock Exchange or Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish stock exchanges will be deemed to be the higher of the average of the final listing price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of repurchase.

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

ArcelorMittal has not repurchased any of its own shares since September 5, 2008. On April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs authorized by the general meeting of shareholders on May 13, 2008.

An agreement was entered into on December 19, 2008 between ArcelorMittal and ArcelorMittal USA, Inc. (AMUSA) whereby ArcelorMittal agreed to transfer to AMUSA upon request from AMUSA a number of shares held in treasury by ArcelorMittal equal to a maximum value of approximately $129.9 million, subject to certain adjustments, in several tranches until the end of 2009. The following three purchases have been made under the agreement:

•	Purchase of 1,121,995 shares on December 29, 2008 for a consideration of $23.72 per share, the NYSE opening price on December 23, 2008,

•	Purchase of 119,070 shares on June 29, 2009 for a consideration of $32.75 per share, the NYSE opening price on June 29, 2009, and

•	Purchase of 1,000,095 shares on September 15, 2009 for a consideration of $39 per share, the NYSE opening price on September 14, 2009.

The purchased shares have been transferred by AMUSA into the AMUSA Pension Trust.

In connection with ArcelorMittal’s Employee Share Purchase Plan 2009 (ESPP 2009) approved by the annual general meeting of shareholders on May 12, 2009 a total of 392,282 ArcelorMittal shares were subscribed for by participating ArcelorMittal employees during the subscription period from November 10 to November 19, 2009, and all shares that have been allocated to employees under the ESPP 2009 were treasury shares.

At December 31, 2009 the Company had a total of 51,373,092 shares held in treasury, representing 3.29% of its issued share capital. For additional information regarding the status of ArcelorMittal’s share repurchase program, please refer to “Item 16E—Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

Capital Reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at first call at least 50% of the issued share capital is required to be represented and provided two-thirds of the shares represented vote in favor of the reduction. No quorum is required at a reconvened meeting but the resolution must carry two-thirds of the votes at such reconvened meeting.

General Meeting of Shareholders

Directive 2007/36/EC of the European Parliament and of the Council of 11 July 2007 on the exercise of certain rights of shareholders in listed companies of July 14, 2007 has not yet been transposed into Luxembourg law. The deadline for transposing this Directive expired in August 2009. As a result, a number of shareholders’ rights that exist, especially with respect to general meetings of shareholders, in other European Union member states are not yet available in Luxembourg.

Each ArcelorMittal share entitles the shareholder to attend the general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote in accordance with the Articles of Association. Each ArcelorMittal share entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond a single share) required to be able to attend or vote at a general meeting of shareholders.

The Articles of Association provide that shareholders are entitled to vote by correspondence, by means of a form providing for a positive or negative vote or an abstention on each agenda item. The Board of Directors may decide to authorize their participation in the general meeting by videoconference or by other telecommunications means allowing the shareholder’s identification.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her attorney by means of a written proxy. The writing may take the form of a fax or any other means of communication guaranteeing the authenticity of the document and enabling the shareholder giving the proxy to be identified.

General meetings of shareholders may be convened by the publication of two notices at least eight days apart and, with respect to the second notice, eight days before the meeting, in the Luxembourg Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. These convening notices must contain the agenda of the meeting and the conditions for attendance and representation at the meeting.

Shareholders whose share ownership is directly registered in the shareholders’ register of the Company will receive the notice by regular mail, which must be sent at least eight days prior to the general meeting of shareholders. In practice, the notice and related documentation are sent to the registered shareholders on the day of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. In addition, all materials relating to a general meeting of shareholders are made available on the website of ArcelorMittal on the date of the first publication of the convening notice in the Mémorial, Recueil des Sociétés et Associations and in a Luxembourg newspaper.

The Articles of Association provide that, in the case of shares held through the operator of a securities settlement system or depositary, a shareholder wishing to attend a general meeting should receive from the operator or depositary a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account are blocked until the close of the general meeting. The certificate should be submitted to ArcelorMittal on or before the day preceding the blocking date. The length of the blocking period is determined by the Board of Directors but may not be longer than the fifth day before the date of the general meeting of shareholders. The blocking period ends at the close of the general meeting.

The annual general meeting of shareholders of ArcelorMittal is held each year at 11:00 a.m. on the second Tuesday of the month of May in the city of Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day.

Luxembourg law provides that the Board of Directors must convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the agenda. In this case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not so convened, shareholders representing in the aggregate 10% of the issued share capital may petition the competent court in Luxembourg to have a court appointee convene the general meeting.

Shareholders representing in the aggregate 10% of the issued capital may request that additional items be added to the agenda of a general meeting of shareholders. The request must be made by registered mail sent to the registered office of ArcelorMittal at least five days before the general meeting of shareholders.

Voting Rights

Each ArcelorMittal share entitles the shareholder to one vote at a general meeting of shareholders.

Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders are convened to vote on any amendment of the Articles of Association and certain other matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement and resolutions are adopted by a simple majority, irrespective of the number of shares represented.

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for any of the following purposes must have a quorum of at least 50% of the issued share capital:

•	an increase or decrease of the authorized or the issued share capital,

•	a limitation or exclusion of preemptive rights,

•	an approval of the acquisition by any person of 25% or more of the issued share capital of ArcelorMittal,

•	approving a legal merger, or

•	an amendment of the Articles of Association.

If the above quorum is not reached, the extraordinary general meeting of shareholders may be reconvened to a later date, subject to appropriate notification procedures with no quorum requirement.

Irrespective of whether the proposed amendment is subject to a vote at the first or at a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast, except as described hereafter.

Election and Removal of Directors. Members of the Board of Directors are elected by simple majority of the represented shareholders at any general meeting of shareholders. Directors are elected for a period ending on a date determined at the time of their appointment. See “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management”. With regard to directors elected after November 13, 2007, except in the event of the replacement of a member of the Board of Directors during his or her mandate, their respective terms will expire at the third annual ordinary general meeting of shareholders following the date of their appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

ArcelorMittal’s Articles of Association provide that, from August 1, 2009, the Significant shareholder is entitled to nominate a number of candidates for election by the shareholders to the Board of Directors in proportion to its shareholding. The Significant shareholder has not however, exercised this right so far.

Rights Attached to Share Fractions

The shares of ArcelorMittal may be divided into equal fractions, with each fraction being equal to one-seventh (1/7) of a share. The division of shares into fractions may occur only in the event of a share capital restructuring decided by the general meeting of shareholders. A holder of a fraction is entitled to one-seventh (1/7) of any distribution per share by the Company or upon its liquidation. Fractions carry no voting rights at the general meeting of shareholders, unless the number of fractions is equals a full share. Any holder of fractions who holds seven fractions may request their conversion into one full share. Subject to the foregoing, the shares or fractions are indivisible with respect to the Company, which recognizes only one legal owner per share or fraction. As of December 31, 2009, no share fractions were outstanding.

Amendment of the Articles of Association

Luxembourg law requires an extraordinary general meeting of shareholders to vote on any amendment of the Articles of Association. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the Articles of Association.

An extraordinary general meeting of shareholders convened for the purpose of amending the Articles of Association must have a quorum of at least 50% of the issued capital of ArcelorMittal. If the quorum is not reached, the extraordinary general meeting of shareholders may be reconvened with no quorum being required. Irrespective of whether the proposed amendment is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders, except as described below.

In order to be adopted, amendments of the Articles of Association of ArcelorMittal relating to the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, the composition of the audit committee, and the nomination rights to the Board of Directors of the Significant shareholder require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule would apply to amendments of the provisions of the Articles of Association setting out the foregoing rule.

Any resolutions to amend the Articles of Association must be taken before a Luxembourg notary and must be published in accordance with Luxembourg law.

Annual Accounts

Each year the Board of Directors must prepare parent company accounts for ArcelorMittal, the parent company of the ArcelorMittal group, consisting of an inventory of its assets and liabilities together with a statement of financial position and a profit and loss account. The Board of Directors must also prepare annually consolidated accounts of the ArcelorMittal group. The Board of Directors must also prepare annually management reports on each of the stand-alone audited annual accounts and the consolidated accounts and in respect of each of these sets of accounts a report must be issued by the independent auditors.

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

Dividends

Subject to certain limitations set out by Luxembourg law, each ArcelorMittal share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes. The Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends within the limits set by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of ArcelorMittal five years after the date on which the dividends have been declared.

Merger and Division

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must be approved by an extraordinary general meeting of shareholders of each company held before a notary. A merger requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at least 50% of the issued share capital is represented upon the first call, with no such quorum being required at a reconvened meeting.

Liquidation

In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at first call at least 50% of the issued share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.

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

The parent company accounts, the consolidated accounts, the auditor’s reports and the management reports must be sent to the registered shareholders at the same time as the convening notice for the annual ordinary general meeting of shareholders. In addition, any shareholder is entitled to receive a copy of these documents free of charge upon request 15 days prior to the date of the annual ordinary general meeting of shareholders.

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

Disclosure of Significant Ownership in ArcelorMittal Shares

Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Luxembourg Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Luxembourg Transparency Law provides that, if a person acquires or disposes of a shareholding in ArcelorMittal, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33  1/33%, 50% or 66  2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, such person must simultaneously notify ArcelorMittal and the CSSF (the Luxembourg financial regulator) of the proportion of voting rights held by it further to such event.

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

Any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights in ArcelorMittal must inform ArcelorMittal within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in ArcelorMittal within the next 12 months or intends to seek to obtain control over ArcelorMittal or to appoint a member to ArcelorMittal’s Board of Directors.

For the purposes of calculating the percentage of a shareholder’s voting rights in ArcelorMittal, the following will be taken into account:

•

voting rights held by a third party with whom that person or entity has concluded an agreement and which obliges them to adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards ArcelorMittal;

•	voting rights held by a third party under an agreement concluded with that person or entity providing for the temporary transfer for consideration of the voting rights in question;

•	voting rights attaching to shares pledged as collateral with that person or entity, provided the person or entity controls the voting rights and declares its intention to exercise them;

•	voting rights attaching to shares in which a person or entity holds an interest for the duration of the life of such person or entity;

•	voting rights which are held or may be exercised within the meaning of the four foregoing points by an undertaking controlled by that person or entity;

•	voting rights attaching to shares deposited with that person or entity which the person or entity may exercise at its discretion in the absence of specific instructions from the shareholders;

•	voting rights held by a third party in its own name on behalf of that person or entity; and

•	voting rights which that person or entity may exercise as a proxy where the person or entity may exercise the voting rights in its sole discretion.

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

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors and the Group Management Board and executives who, while occupying a high level management position, are not members of the above corporate bodies, but who have regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy.

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

Since January 2009, disclosure to the public of “regulated information” (within the meaning of the Luxembourg Transparency Law) concerning ArcelorMittal has been made by ArcelorMittal publishing the information via the centralized document storage system managed by the Luxembourg Stock Exchange and accessible on the Luxembourg Stock Exchange’s website, www.bourse.lu, in addition to press releases.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the extent permitted by law, indemnify every director and every member of the Group Management Board as well as every former director or member of the Group Management Board for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board of ArcelorMittal.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or member of the Group Management Board has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.

C. Material Contracts

The following is a material contract, not entered into in the ordinary course of business, that was entered into, novated or amended by ArcelorMittal during the past two years:

On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Memorandum of Understanding and Initial Term” in Item 6C.

On the basis of the binding Memorandum of Understanding (“MoU”), Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor and the parties to the MoU agreed to certain corporate governance and other matters relating to the combined ArcelorMittal group. Certain provisions of the MoU relating to corporate governance were incorporated into the Articles of Association of ArcelorMittal at the extraordinary general meeting of the shareholders on November 5, 2007.

Certain additional provisions of the MoU expired effective August 1, 2009. ArcelorMittal’s corporate governance rules will continue to reflect, subject to those provisions of the MoU that have been incorporated into the Articles of Association, the best standards of corporate governance for comparable companies and to conform with the corporate governance aspects of the NYSE listing standards applicable to non-U.S. companies and Ten Principles of Corporate Governance of the Luxembourg Stock Exchange.

The following summarizes the main provisions of the MoU that remain in effect, in addition to those referenced under Item 6C above.

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

Once the Significant shareholder exceeds the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit, as the case may be, as a consequence of any corporate event set forth in (1) or (2) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (1) or (2) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

If subsequently the Significant shareholder sells down below the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit, as the case may be, it shall not be permitted to exceed the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit, as the case may be, other than as a result of any corporate event set out in (1) or (2) above or with the prior written consent of a majority of the independent directors.

On March 14, 2008, the Board of Directors unanimously acknowledged that ArcelorMittal’s 44 million share buy-back program (which was unanimously approved by the Board of Directors) may lead the Significant shareholder to cross the 45% threshold provided in the Memorandum of Understanding as described above.

On April 28, 2009, the independent directors of the Board unanimously decided to waive any standstill or lock-up obligations the Significant shareholder may have under the Memorandum of Understanding in connection with (i) the direct or indirect acquisition by the Significant shareholder of shares and convertible bonds of the Company in the context of the offering of 140,882,634 common shares and 5% convertible notes due 2014 which closed on May 6, 2009 with a view to maintaining its shareholding at a level of approximately 40% on a fully diluted basis and (ii) the transfer of shares of the Company resulting from the implementation and the unwinding of the 98-million share lending agreement entered into in the context of such common share and convertible bond offering.

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

Lock-up

The Significant shareholder agreed for a five year period ending on August 1, 2011 not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with:

•	an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or

•	the tender of shares by the Significant shareholder in a self-tender offer by the Company.

As an exception to the above, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding five percent of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

The above standstill and lock-up undertakings will cease to have effect if the Significant shareholder no longer owns or controls at least 15% of the Company’s outstanding share capital.

Non-compete

For so long as the Significant shareholder holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for ISPAT Indonesia.

D. Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under ArcelorMittal’s Articles of Association that restrict the payment of dividends to holders of ArcelorMittal shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and European Union sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non Luxembourg nationals to hold or vote ArcelorMittal shares.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares prior to January 1, 2011 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2008 or 2009 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2010 taxable year. See “—Passive Foreign Investment Company Status”.

Investors should be aware that the U.S. Treasury Department has announced its intention to issue proposed rules pursuant to which shareholders (and intermediaries) will be permitted to rely on certifications from issuers to establish that dividends qualify for this reduced rate of U.S. federal income taxation. Because, these proposed certification procedures have not yet been issued, ArcelorMittal is uncertain that it will be able to comply therewith. U.S. Holders of ArcelorMittal shares should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances.

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

Passive Foreign Investment Company (“PFIC”) Status

Special U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. ArcelorMittal believes that it currently is not a PFIC for U.S. federal income tax purposes, and ArcelorMittal does not expect to become a PFIC in the future. This conclusion is based upon an annual analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the determination of ArcelorMittal’s PFIC status. If, contrary to the foregoing, ArcelorMittal were classified as a PFIC, a U.S. Holder of ArcelorMittal shares would be subject to an increased tax liability upon the gain realized on a sale or other disposition of ArcelorMittal shares or upon the receipt of certain distributions treated as “excess distributions.” Any gain realized would not be treated as a capital gain but would be treated as if the U.S. Holder had realized its gain and certain “excess distributions,” as applicable, ratably over its holding period for ArcelorMittal shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, if ArcelorMittal were a PFIC and its shares constitute “marketable stock,” a US Holder may elect to be taxed annually on a mark-to-market basis with respect to its ArcelorMittal shares and mitigate the adverse tax consequences. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election with respect to their shares of ArcelorMittal.

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

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal of at least 10% or having an acquisition cost of at least €1.2 million held or committed to be held for a minimum one year holding period, per article 147 of the Luxembourg Income Tax Law). If such exemption from dividend withholding tax does not apply, a Luxembourg resident corporate holder may be entitled to a tax credit.

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by ArcelorMittal to a Luxembourg resident individual holder may entitle such Luxembourg holder to a tax credit.

Non-Luxembourg resident holders

Non-Luxembourg Holders, provided they are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim treaty relief under the conditions and subject to the limitations set forth in the relevant treaty.

A non-resident corporate holder resident in an EU Member State will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the EU Parent-Subsidiary Directive as implemented in Luxembourg. In addition, fully taxable non-resident corporate Holders will be exempt from withholding tax if they are resident in a country with which Luxembourg has concluded a double tax treaty (under the conditions as set forth in article 147 of the Luxembourg Income Tax Law).

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

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 4%) is 28.59% in the city of Luxembourg. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, subject to fulfillment of the conditions set out therein.

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

A corporate non-Luxembourg Holder, which has a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable, will bear corporate income tax and municipal business tax on dividends received and/or a gain realized on a disposal of such shares under the same conditions applicable to a Luxembourg resident corporate Holder, as set out above.

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

F. Dividends and Paying Agents

In 2009, four quarterly interim dividends were paid by ArcelorMittal on March 16, June 15, September 14 and December 14. The paying agent for shareholders who hold shares listed on the NYSE is The Bank of New York Mellon and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Euronext Brussels, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) was is BNP Paribas Securities Services.

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

ArcelorMittal is exposed to a number of different market risks arising from its normal business activities. Market risk is the possibility that changes in raw materials prices, foreign currency exchange rates, interest rates, base metal prices (zinc, nickel, aluminum and tin) and energy prices (oil, natural gas and power) will adversely affect the value of ArcelorMittal’s financial assets, liabilities or expected future cash flows.

The fair value information presented below is based on the information available to management as of the date of the statement of financial position. Although ArcelorMittal is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that ArcelorMittal could realize in current market transactions.

Risk Management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CFO, the Corporate Finance and Tax Committee and the Group Management Board.

All financial market risks are managed in accordance with the Treasury and Financial Risk Management Policy. These risks are managed centrally through Group Treasury by a group specializing in foreign exchange, interest rate, commodity, internal and external funding and cash and liquidity management.

All financial market hedges are governed by ArcelorMittal’s Treasury and Financial Risk Management Policy, which includes a delegated authority and approval framework, sets the boundaries for all hedge activities and dictates the required approvals for all Treasury activities. Trading activity and limits are monitored on an ongoing basis. ArcelorMittal enters into transactions with numerous counterparties, mainly banks and financial institutions, as well as brokers, major energy producers and consumers.

As part of its financing and cash management activities, ArcelorMittal uses derivative instruments to manage its exposure to changes in interest rates, foreign exchange rates and commodities prices. These instruments are principally interest rate and currency swaps, spots and forwards. ArcelorMittal may also use futures and options contracts.

Counterparty Risk

ArcelorMittal has established detailed counterparty limits to mitigate the risk of default by its counterparties. The limits restrict the exposure ArcelorMittal may have to any single counterparty. Counterparty limits are calculated taking into account a range of factors that govern the approval of all counterparties. The factors include an assessment of the counterparty’s financial soundness and its ratings by the major rating agencies, which must be of a high quality. Counterparty limits are monitored on a periodically basis.

All counterparties and their respective limits require the prior approval of the Corporate Finance and Tax Committee. Standard agreements, such as those published by the International Swaps and Derivatives Association, Inc. (ISDA) are negotiated with all ArcelorMittal trading counterparties.

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the statement of operations or in equity according to their nature.

Derivatives used are conventional exchange-traded instruments such as futures and options, as well as non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

Currency Exposure

ArcelorMittal seeks to manage each of its entities’ exposure to its operating currency. For currency exposure generated by activities, the conversion and hedging of revenues and costs in foreign currencies is typically performed using currency transactions on the spot market and forward market. For some of its business segments, ArcelorMittal hedges future cash flows.

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

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby negatively impacting the Company’s operating margins.

Based on high-level estimates for 2010, the table below reflects the impact of a 10% depreciation of the functional currency on budgeted flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	(70)
Euro	(750)
Other	(80)

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statement of operations of its subsidiaries, its corporate net debt and other items denominated in currencies other than the U.S. dollars for inclusion in ArcelorMittal’s consolidated financial statements.

Based on high-level estimates for 2010, the table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of an appreciation of 10% of the U.S. dollar.

Functional currency	Translation impact of appreciation of dollar on cash flows
in $ equivalent (in millions)
Euro	(270)
Other	(50)

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking derivative transactions into account):

Currency	Impact of 10% move of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	(10)
Canadian dollar	19
Euro	(476)
U.S. dollar	—
Other	22

Interest Rate Sensitivity

Short-Term Interest Rate Exposure and Cash

Cash balances, which are primarily composed of euros and U.S. dollars, are managed according to the short term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying the currency exposure.

Interest Rate Risk on Debt

ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollars and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and or interest rate exposure of the debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2008		2009
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	22,595	17,709	6,472	6,069
Instruments payable bearing interest at fixed rates	6,914	5,150	15,596	16,938

Long-term debt, including current portion	29,509	22,859	22,068	23,007

Short term debt	4,567	3,217	2,744	2,855

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers through surcharges. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity.

Commodities	Impact of 10% move of Budget prices
in $ equivalent (in millions)
Zinc	70
Nickel	22
Tin	9
Aluminum	9
Gas	50
Brent	76
Freight	26

In respect of non-exchange traded commodities, ArcelorMittal is exposed to possible increases in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is managed through long-term contracts. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Item 5—Operating and Financial Review and Prospects—Overview—Raw Materials”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10 B—Form and Transfer of Shares”, the Company maintains a New York share register with The Bank of New York Mellon for its shares that trade on the NYSE. As of December 31, 2009, 49,348,870 shares or approximately 3.17% of ArcelorMittal’s total issued shares were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Register Shares do not pay fees to The Bank of New York Mellon as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Register Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, The Bank of New York Mellon reimburses the Company on an annual basis for expenses incurred by the Company in relation to ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2009, The Bank of New York Mellon paid $1,012,129.02 (net of regular fees payable by ArcelorMittal to The Bank of New York Mellon as agent for maintaining the register) to the Company in respect of reimbursements of expenses incurred by the Company in 2007 and 2008.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2009. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2009 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of management’s internal control over financial reporting as of December 31, 2009 has been audited by the Company’s independent registered public accounting firm, Deloitte S.A., and their report as of February 12, 2010 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 12, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

February 12, 2010

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 73, has over 50 years of experience in the financial sector. He was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide. Narayanan Vaghul was awarded the Padma Bhushan, the third highest civilian honor in India. The award will be formally conferred in April 2010 by the President of India.

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

Deloitte S.A. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2008 and 2009. Set forth below is a breakdown of fees for services rendered in 2008 and 2009.

Audit Fees. Audit fees in 2008 and 2009 included $37.2 million and $32.9 million, respectively, for the audits of financial statements, and $0.8 million and $0.9 million in 2008 and 2009, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2008 and 2009 were $1.2 million and $0.9 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Tax fees in 2008 and 2009 were $1.6 million and $1.1 million, respectively. Tax fees relate to services for tax planning, advice and compliance.

All Other Fees. Fees in 2008 and 2009 for all other services were $0.7 million and $0.2 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2009, within its scope prior to commencement of the engagements. None of the services provided in 2009 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte S.A. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2009, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte S.A.’s independence and has determined that such services do not interfere with Deloitte S.A.’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any of its affiliates purchased any shares of the Company in 2009.

The last share repurchases conducted by the Company took place on September 5, 2008. In February 2009, in response to adverse economic and steel market conditions, ArcelorMittal announced that it had suspended its previous policy of returning 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs. On April 29, 2009, the Company formally announced the termination of its existing share buy-back programs, and no buy-back program has since been reinstituted. Although the Company’s annual general meeting of shareholders held on May 12, 2009 authorized for a period of 18 months the Company’s Board of Directors to implement a share buy-back program within the scope defined by the general meeting, to date no shares have been repurchased under this authorization.

ArcelorMittal held 51,373,092 shares in treasury as of December 31, 2009 resulting from share repurchases made prior to 2009. This number is down from 82.8 million shares as of December 31, 2008 as a result of the Company’s $3.2 billion equity offering that closed on May 6, 2009, which was partially settled with treasury shares. As of December 31, 2009, the number of treasury shares was equivalent to approximately 3.29 % of the total issued number of ArcelorMittal shares.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant differences between the corporate governance practices of ArcelorMittal and those required of a U.S. domestic issuer under the Listed Company Manual of the New York Stock Exchange.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-109.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1.	Amended and Restated Articles of Association of ArcelorMittal dated July 15, 2009 and published in the Mémorial C (Official Gazette) on August 13, 2009.

4.1.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N. Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.2.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.3	ArcelorMittal Global Stock Option Plan effective May 15, 2009.

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 12, 2010

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2008 and 2009 and

for each of the three years in the period ended December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte S.A.
Luxembourg, Grand-Duchy of Luxembourg

February 12, 2010

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(millions of U.S. dollars, except share and per share data)

	December 31,
	2008*	2009

ASSETS
Current assets:
Cash and cash equivalents	7,576	5,919
Restricted cash	11	90
Assets held for sale (note 4)	910	1
Trade accounts receivable and other (note 5)	6,737	5,750
Inventories (note 6)	24,754	16,835
Prepaid expenses and other current assets (note 7)	4,430	4,212

Total current assets	44,418	32,807

Non-current assets:
Goodwill and intangible assets (note 8)	16,636	17,034
Property, plant and equipment (note 9)	60,251	60,385
Investments in associates and joint ventures (note 10)	8,512	9,628
Other investments (note 11)	437	424
Deferred tax assets (note 18)	805	4,838
Other assets (note 12)	2,096	2,581

Total non-current assets	88,737	94,890

Total assets	133,155	127,697

*	As required by International Financial Reporting Standards (IFRS), the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position, continued

(millions of U.S. dollars, except share and per share data)

	December 31,
	2008*	2009

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 14)	8,409	4,135
Trade accounts payable and other	10,501	10,676
Short-term provisions (note 19)	3,292	1,433
Liabilities held for sale (note 4)	370	11
Accrued expenses and other liabilities (note 20)	7,236	6,961
Income tax liabilities (note 18)	775	314

Total current liabilities	30,583	23,530

Non-current liabilities:
Long-term debt, net of current portion (note 14)	25,667	20,677
Deferred tax liabilities (note 18)	6,394	5,144
Deferred employee benefits (note 22)	7,111	7,583
Long-term provisions (note 19)	2,343	2,121
Other long-term obligations	1,740	3,244

Total non-current liabilities	43,255	38,769

Total liabilities	73,838	62,299

Commitments and contingencies (note 21 and note 23)

Equity (note 16):
Common shares (no par value, 1,617,000,000 and 1,617,000,000 shares authorized, 1,448,826,347 and 1,560,914,610 shares issued, and 1,366,002,278 and 1,509,541,518 shares outstanding at December 31, 2008 and 2009, respectively)	9,269	9,950

Treasury shares (82,824,069 and 51,373,092 common shares at December 31, 2008 and 2009, respectively, at cost)	(5,800)	(2,823)
Additional paid-in capital	20,575	20,808
Retained earnings	30,470	29,738
Reserves	744	3,372

Equity attributable to the equity holders of the parent	55,258	61,045
Non-controlling interests	4,059	4,353

Total equity	59,317	65,398

Total liabilities and equity	133,155	127,697

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2007	2008*	2009

Sales	105,216	124,936	65,110
(including 4,767, 6,411 and 3,170 of sales to related parties for 2007, 2008 and 2009, respectively)
Cost of sales	84,953	106,021	62,913

(including depreciation and impairment of 4,570, 6,104 and 5,458 and 2,408, 2,391 and 1,945 of purchases from related parties for 2007, 2008 and 2009 respectively)
Gross margin	20,263	18,915	2,197
Selling, general and administrative	5,433	6,590	3,875

Operating income (loss)	14,830	12,325	(1,678)

Income from investments in associates and joint ventures	985	1,653	58
Financing costs - net (note 17)	(927)	(2,352)	(2,817)

Income (loss) before taxes	14,888	11,626	(4,437)
Income tax expense (benefit) (note 18)	3,038	1,128	(4,512)

Net income (including non-controlling interests)	11,850	10,498	75

Net income attributable to:
Equity holders of the parent	10,368	9,466	118
Non-controlling interests	1,482	1,032	(43)

Net income (including non-controlling interests)	11,850	10,498	75

	Year Ended December 31,
	2007	2008*	2009

Earnings per common share (in U.S. dollars)
Basic common shares	7.41	6.84	0.08
Diluted common shares¹	7.40	6.83	0.08

Weighted average common shares outstanding (in millions) (note 16)
Basic common shares	1,399	1,383	1,445
Diluted common shares¹	1,401	1,386	1,446

¹	Diluted common shares relate to the effect of stock options (note 16).
*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year ended December 31,
	2007		2008*		2009

Net income (including non-controlling interests)		11,850		10,498		75

Available-for-sale investments:
Gain (loss) arising during the period (net of tax (expense) benefit of (16), 9 and (3) for 2007, 2008 and 2009, respectively)	596		(207)		22
Reclassification adjustments for (gain) loss included in the statement of operations (net of tax expense of 9, nil and nil for 2007, 2008 and 2009, respectively)	(21)		123		(8)

	575		(84)		14
Derivative financial instruments:
(Loss) gain arising during the period (net of tax (expense) benefit of 200, (672) and (34) for 2007, 2008 and 2009, respectively)	(439)		1,436		59
Reclassification adjustments for (gain) loss included in the statement of operations (net of tax expense (benefit) of (53), (196) and 208 for 2007, 2008 and 2009, respectively)	103		403		(590)

	(336)		1,839		(531)
Exchange differences arising on translation of foreign operations (net of tax (expense) benefit of 27, (12) and (352) for 2007, 2008 and 2009, respectively)	4,177		(5,980)		3,100

Share of other comprehensive income (loss) related to associates and joint ventures	83		(768)		473

Total other comprehensive income (loss)	4,499		(4,993)		3,056

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	3,453		(4,363)		2,628
Non-controlling interests	1,046		(630)		428

		4,499		(4,993)		3,056

Total comprehensive income		16,349		5,505		3,131

Total comprehensive income attributable to:
Equity holders of the parent		13,821		5,103		2,746
Non-controlling interests		2,528		402		385

Total comprehensive income		16,349		5,505		3,131

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

							Reserves
	Shares¹		Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2006	1,385		17	(84)	25,566	14,995	1,436	(20)	238	42,148	8,080	50,228

Net income	—		—	—	—	10,368	—	—	—	10,368	1,482	11,850
Other comprehensive income (loss)	—		—	—	—	—	3,220	(336)	569	3,453	1,046	4,499

Total comprehensive income (loss)	—		—	—	—	10,368	3,220	(336)	569	13,821	2,528	16,349
Recognition of share based payments	2		—	111	52	—	—	—	—	163	2	165
Treasury shares (note 16)	(36)		—	(2,553)	—	—	—	—	—	(2,553)	—	(2,553)
Dividend (1.30 per share)	—		—	—	—	(1,826)	—	—	—	(1,826)	(443)	(2,269)
Issuance of shares in connection with the acquisition of ArcelorMittal Brasil non-controlling interests	27		—	—	1,713	—	—	—	—	1,713	(2,760)	(1,047)
Issuance of shares in connection with the acquisition of Arcelor SA non-controlling interests	44	[2]	9,252	974	(7,022)	—	—	—	—	3,204	(2,592)	612
Other movements	—		—	—	—	15	—	—	—	15	35	50

Balance at December 31, 2007	1,422		9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

Net income	—		—	—	—	9,466	—	—	—	9,466	1,032	10,498
Other comprehensive income (loss)	—		—	—	—	—	(6,129)	1,844	(78)	(4,363)	(630)	(4,993)

Total comprehensive income (loss)	—		—	—	—	9,466	(6,129)	1,844	(78)	5,103	402	5,505
Recognition of share based payments	2		—	62	337	—	—	—	—	399	—	399
Treasury shares (note 16)	(58)		—	(4,310)	(71)	—	—	—	—	(4,381)	—	(4,381)
Dividend (1.50 per share)	—		—	—	—	(2,068)	—	—	—	(2,068)	(508)	(2,576)
Acquisition of non-controlling interests (note 3)	—		—	—	—	—	—	—	—	—	(1,297)	(1,297)
Dilution of interest in consolidated subsidiary and others	—		—	—	—	(480)	—	—	—	(480)	612	132

Balance at December 31, 2008*	1,366		9,269	(5,800)	20,575	30,470	(1,473)	1,488	729	55,258	4,059	59,317

Net income	—		—	—	—	118	—	—	—	118	(43)	75
Other comprehensive income (loss)	—		—	—	—	—	3,115	(535)	48	2,628	428	3,056

Total comprehensive income (loss)	—		—	—	—	118	3,115	(535)	48	2,746	385	3,131
Recognition of share based payments	2		—	44	(27)	—	—	—	—	17	—	17
Treasury shares (note 16)	1		—	43	(4)	—	—	—	—	39	—	39
Dividend (0.75 per share)	—		—	—	—	(1,084)	—	—	—	(1,084)	(254)	(1,338)
Offering of common shares	141	[3]	681	2,890	264	—	—	—	—	3,835	—	3,835
Acquisition of non-controlling interests (note 3)	—		—	—	—	—	—	—	—	—	(353)	(353)
Cancellation of cash settlement option on 800 convertible senior notes (note 14)	—		—	—	—	198	—	—	—	198	—	198
Issuance of bonds mandatorily convertible in shares of subsidiaries	—		—	—	—	—	—	—	—	—	684	684
Other movements	—		—	—	—	36	—	—	—	36	(168)	(132)

Balance at December 31, 2009	1,510		9,950	(2,823)	20,808	29,738	1,642	953	777	61,045	4,353	65,398

[1]	Excludes treasury shares
[2]	Includes the issuance of 12 million treasury shares
[3]	Includes the issuance of 29 million treasury shares
*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2007	2008*	2009
Operating activities:
Net income	11,850	10,498	75
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation	4,074	5,045	4,894
Impairment	496	1,059	564
Interest expense	1,839	2,044	1,696
Income tax expense (benefit)	3,038	1,128	(4,512)
Write-downs of inventories to net realizable value and expense related to onerous supply contracts (**)	45	3,451	2,730
Labor agreements and separation plans	—	2,577	280
Litigation provisions	135	595	(445)
Recycling of deferred gain on raw material hedges	—	—	(979)

Change in fair value of conversion options on Convertible Bonds	—	—	897

Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	(1,681)	(571)	(1,202)
Changes in operating assets, liabilities and provisions net of effects from acquisitions:
Trade accounts receivable	548	2,139	1,578
Inventories	(690)	(7,724)	5,356
Interest paid and received	(1,494)	(1,943)	(1,443)
Taxes paid	(2,563)	(2,724)	(357)
Trade accounts payable	565	(2,485)	(360)
Cash received from settlement of hedges not recognized in the statement of operations	—	2,509	—
Cash paid for separation plans	—	—	(685)
Other working capital and provisions movements	370	(946)	(809)

Net cash provided by operating activities	16,532	14,652	7,278

Investing activities:
Purchase of property, plant and equipment	(5,448)	(5,531)	(2,792)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired of 24, 103 and 15 respectively	(6,052)	(6,201)	(120)
Investments in associates and joint ventures accounted for under equity method	(1,196)	(3,114)	(33)
Disposals of financial assets (***)	979	2,226	116
Other investing activities (net)	(192)	192	45

Net cash used in investing activities	(11,909)	(12,428)	(2,784)

Financing activities:
Offering of common shares	—	—	3,153
Proceeds from mandatorily convertible bonds	—	—	750
Proceeds from short-term debt	5,848	7,121	1,727
Proceeds from long-term debt, net of debt issuance costs	3,034	14,599	9,558
Payments of short-term debt	(1,126)	(11,720)	(10,446)
Payments of long-term debt	(6,321)	(5,127)	(9,433)
Purchase of treasury shares	(2,553)	(4,440)	—
Sale of treasury shares for stock option exercises	55	68	12
Dividends paid (includes 443, 508 and 254 of dividends paid to non-controlling shareholders in 2007, 2008 and 2009, respectively)	(2,269)	(2,576)	(1,338)
Other financing activities (net)	(85)	(57)	(330)

Net cash used in financing activities	(3,417)	(2,132)	(6,347)

Effect of exchange rate changes on cash	634	(376)	196

Net increase (decrease) in cash and cash equivalents	1,840	(284)	(1,657)
Cash and cash equivalents:
At the beginning of the year	6,020	7,860	7,576

At the end of the year	7,860	7,576	5,919

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).
**	Refer to Note 6 for more information on inventory write-downs and note 19 for more information on onerous contracts
***	Refer to Note 4, 10 and 11 for more information on disposals of investments

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal”, or “Mittal Steel”, or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 9, 2010 by the Company’s Board of Directors.

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

Adoption of new IFRS standards, amendments and interpretations applicable in 2009

The following new standards, amended standards or interpretations were adopted by the Company on January 1, 2009. The effects from the adoption of these standards, revisions or interpretations were not material to the consolidated financial statements.

•	Amendments to IFRS 2, “Share-based Payment”

•	IFRS 8, “Operating Segments”

•	International Accounting Standard (“IAS”) 1 (revised), “Presentation of Financial Statements”

•	Amendments to IAS 7, “Statement of Cash Flows”

•	Amendments to IAS 16, “Property, Plant and Equipment”

•	Amendments to IAS 19, “Employee Benefits”

•	Amendments to IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”

•	Amendments to IAS 23, “Borrowing Costs”

•	Amendments to IAS 27 (revised), “Consolidated and Separate Financial Statements”

•	Amendments to IAS 28, “Investments in Associates”

•	Amendments to IAS 29, “Reporting in Hyperinflationary Economies”

•	Amendments to IAS 31, “Interests in Joint Ventures”

•	Amendments to IAS 32, “Financial Instruments: Presentation”

•	Amendments to IAS 36, “Impairment of Assets”

•	Amendments to IAS 38, “Intangible Assets”

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement”

•	Amendments to IAS 40, “Investment Property”

•	International Financial Reporting Interpretations Committee (“IFRIC”) 13, “Customer Loyalty Programs”

•	IFRIC 15, “Agreements for the Construction of Real Estate”

•	IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

•	IFRIC 18, “Transfers of Assets from Customers” (adopted for transfers of assets from customers received on or after July 1, 2009)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following new and revised standards have been adopted in the current period and have affected the presentation of these consolidated financial statements.

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

The amendments to IFRS 7 require disclosure of financial assets and liabilities in a three-level hierarchy based upon the input data required by an entity to arrive at an asset or liability’s fair value. Expanded liquidity risk disclosures are also required. The Company has applied these requirements in note 15.

•	IAS 1 (revised), “Presentation of Financial Statements”

IAS 1 introduced terminology changes including revised titles for the consolidated financial statements and change in the format and content of the consolidated financial statements. In addition to terminology changes, a consolidated statement of comprehensive income is now part of the consolidated financial statements as required by the revision of IAS 1.

New IFRS standards and interpretations applicable from 2010 onward

Unless otherwise indicated below, the Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of these new standards, interpretations, or amendments. The Company does not plan to early adopt any of these new standards, interpretations, or amendments.

•	IFRS 1 (revised), “First Time Adoption of International Financial Reporting Standards” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

In May 2008, the IASB issued revisions to IFRS 1, “First Time Adoption of International Financial Reporting Standards” and IAS 27, “Consolidated and Separate Financial Statements.” The revisions allow first-time adopters to use a deemed cost of either fair value or the carrying amount under a previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendments also remove the definition of the cost method from IAS 27 and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The revisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009 but are not applicable to the Company as it has previously adopted IFRS. The revisions of IAS 27 are effective for annual periods beginning on or after July 1, 2009 but are not expected to have a significant impact on its consolidated financial statements.

•	IFRS 2 (revised), “Share-based Payment”

In June 2009, the IASB issued amendments to IFRS 2, “Share-based Payment”. These amendments clarify the scope of IFRS 2, as well as the accounting for cash-settled (by the parent) share-based payment transactions in the separate or individual financial statements of a subsidiary receiving the goods or services when another subsidiary or shareholder has the obligation to settle the award. The revisions to IFRS 2 are effective for annual periods beginning on or after January 1, 2010. The Company does not expect that the amendments will have a significant impact on its consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

•	IFRS 3 (revised), “Business Combinations” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

In January 2008, the IASB issued revisions to IFRS 3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements” which are effective for any transactions with acquisition dates that are on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. Among other changes, the revisions will require the acquirer to expense direct acquisition costs as incurred; to revalue to fair value any pre-existing ownership in an acquired company at the date on which the Company takes control, and record the resulting gain or loss in net income; to record in net income adjustments to contingent consideration which occur after completion of the purchase price allocation; to record directly in equity the effect of transactions after taking control of the acquiree which increase or decrease the Company’s interest but do not affect control; to revalue upon divesting control any retained shareholding in the divested company at fair value and record the resulting gain or loss in net income; and to attribute to non-controlling shareholders their share of any deficit in the equity of a non wholly-owned subsidiary. The Company does not currently expect that the application of IFRS 3 (revised) and IAS 27 (revised) will have a significant impact on its financial statements, but will evaluate the impact for each business combination that occurs.

•	IFRS 5 (revised), “Non-current Assets Held for Sale and Discontinued Operations”

In May 2008, the IASB issued revisions to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” which are effective for annual periods beginning on or after July 1, 2009. The amendment clarifies that all of a subsidiary’s assets and liabilities should be classified as held for sale if a partial disposal sale plan will result in loss of control. Relevant disclosure should also be made for this subsidiary if the definition of a discontinued operation is met. The Company does not expect that the amendment will have a significant impact on its consolidated financial statements.

•	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:

•

The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value

•	The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value

•	The replacement of the cost exemption for unquoted equities and derivatives on unquoted equities with guidance on when cost may be an appropriate estimate of fair value.

This standard is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

•	IAS 24, “Related Party Disclosures”

In November 2009, the IASB amended IAS 24, “Related Party Disclosures” for annual periods beginning on or after January 1, 2011, with earlier application permitted. The revisions simplify the disclosure requirements for government-related entities and clarify the definition of a related party.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

•	IAS 28, “Investments in Associates”

In January 2008, the IASB amended IAS 28, “Investments in Associates” for annual periods beginning on or after July 1, 2009. The amendment states that an investment in associate should be treated as a single asset for the purposes of impairment testing and impairment losses should not be allocated to specific assets included within the investment, such as goodwill. Reversals of impairment should be recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. In addition, only certain disclosures required by IAS 28 must be made when an investment in associate is accounted for in accordance with IAS 39, “Financial Instruments: Recognition and Measurement.” The Company does not believe there will be any significant changes to its consolidated financial statements upon adoption of the amended standard.

•	IAS 32, “Financial Instruments – Presentation”

In October 2009, the IASB amended IAS 32, “Financial Instruments: Presentation” for annual periods beginning on or after February 1, 2010. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. The amendment requires that, provided certain conditions are met, such rights issues should be treated as equity regardless of the currency in which the exercise price is denominated. There will be no changes to the Company’s financial statements upon adoption of the amended standard.

•	IAS 39, “Financial Instruments: Recognition and Measurement”

In July 2008, the IASB amended IAS 39, “Financial Instruments: Recognition and Measurement” for annual periods on or after July 1, 2009. The amendments provide clarification on two aspects of hedge accounting: identifying inflation as a hedged item and hedging with options. Inflation qualifies as a hedged item only if changes in inflation are a contractually specified portion of cash flows of a recognized financial instrument. IAS 39 permits an entity to designate purchased options as a hedging instrument in a hedge of a financial or non-financial item. The amendments make clear that the intrinsic value, not the time value, of an option reflects a one-sided risk and, therefore, an option designated in its entirety cannot be perfectly effective. The Company does not believe there will be any significant changes to its consolidated financial statements upon adoption of the amended standard.

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

In March 2009, the IASB amended IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement” for annual periods beginning on or after June 30, 2009. These amendments to IFRIC 9 and IAS 39 clarify that on reclassification of a financial asset out of the fair value through profit or loss category, all embedded derivatives have to be assessed and, if necessary, separately accounted for in the consolidated financial statements.

•	Amendments to IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

In November 2009, the IASB amended IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. The amendments apply in limited circumstances: when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The amendments must be applied retrospectively to the earliest comparative period presented.

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”

In November 2008, the IFRIC issued IFRIC 17, “Distributions of Non-cash Assets to Owners”. The interpretation clarifies that a dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity. The dividend payable should be measured at the fair value of the net assets to be distributed. The entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss and the entity needs to provide additional disclosures if the net assets that are being held for distribution to owners meet the definition of a discontinued operation. This interpretation applies prospectively to pro rata distributions of non-cash assets except for common control transactions and is effective for annual periods beginning on or after July 1, 2009. Earlier application is permitted.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

In November 2009, the IFRIC issued IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted.

•	Amendments to IFRS 2, “Share-based Payment”

The amendments to IFRS 2 are effective for annual periods beginning on or after July 1, 2009. The amendments confirm that contributions of a business on formation of a joint venture and common control transactions are excluded from the scope of IFRS 2.

•	Amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”

The amendments to IFRS 5 are effective for annual periods beginning on or after January 1, 2010. The revisions clarify that the disclosure requirements in standards other than IFRS 5 generally do not apply to non-current assets classified as held for sale and discontinued operations. The Company does not believe there will be any significant changes to its consolidated financial statements upon adoption of the amended standard.

•	Amendments to IFRS 8, “Operating Segments”

The amendments to IFRS 8 are effective for annual periods beginning on or after January 1, 2010. The amendments clarify that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker. The Company does not believe there will be any significant changes to its consolidated financial statements upon adoption of the amended standard.

•	Amendments to IAS 1, “Presentation of Financial Statements”

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2010 and clarify that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

•	Amendments to IAS 7, “Statement of Cash Flows”

The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2010 and specify that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities in the statement of cash flows. Consequently, cash flows related to development costs that do not meet the criteria in IAS 38, “Intangible Assets” must be classified as operating activities in the statement of cash flows.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

•	Amendments to IAS 17, “Leases”

Prior to the amendments, IAS 17 generally required leases of land with an indefinite useful life to be classified as operating leases. Following the amendments, leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of IAS 17. These amendments are to be applied retrospectively to unexpired leases as of the effective date if the necessary information was available at the inception of the lease. Otherwise, the amended standard will be applied based on the facts and circumstances existing on the effective date and entities will recognize assets and liabilities related to land leases newly classified as finance leases at their fair values on that date; any difference between those fair values will be recognized in retained earnings. The amendments to IAS 17 are effective for annual periods beginning on or after January 1, 2010.

•	Amendments to IAS 36, “Impairment of Assets”

The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2010 and clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8, “Operating Segments”. The adoption of these amendments will not have an impact on the Company’s consolidated financial statements.

•	Amendments to IAS 38, “Intangible Assets”

The amendments to IAS 38 are effective for annual periods beginning on or after July 1, 2009 and clarify the requirements under IFRS 3 (revised), “Business Combinations” regarding accounting for intangible assets acquired in a business combination.

Further amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2010 and clarify the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement”

The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2010 and clarify that loan prepayment options, the exercise price of which compensates the lender for loss of interest by reducing the economic loss from reinvestment risk, should be considered closely related to the host debt contract.

There were also amendments to IAS 39 to clarify that the scope exemption only applies to binding (forward) contracts between and acquirer and a vendor in a business combination to buy an acquiree at a future date, the term of the forward contract should not exceed a reasonable period normally necessary to obtain any required approvals and to complete the transaction, and the exemption should not be applied to option contracts (whether or not currently exercisable) that on exercise will result in control of an entity, nor by analogy to investments in associates and similar transactions.

Further amendments to IAS 39 clarify when to recognize gains or losses on hedging instruments as a reclassification adjustment in a cash flow hedge of a forecast transaction that results subsequently in the recognition of a financial instrument. The amendment clarifies that gains or losses should be reclassified from equity to profit or loss in the period in which the hedged forecast cash flow affects profit or loss.

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives”

The amendment to IFRIC 9 is effective for annual periods beginning on or after July 1, 2009 and excludes embedded derivatives in contracts acquired in business combination or in combinations of entities under common control or in the formation of joint ventures from the scope of this Interpretation.

•	Amendments to IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

The amendment to IFRIC 16 is effective for annual periods beginning on or after July 1, 2009 and permits entities to designate an instrument that is held by a foreign operation as a hedge of the net investment in that foreign operation.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date of acquisition which is considered to be the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Control is presumed to exist when the Company holds more than half of the voting rights.

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

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the statement of operations and within equity in the consolidated statement of financial position.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Translation of financial statements denominated in foreign currency

The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal SA, OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas S.A. de C.V., ArcelorMittal Brasil, ArcelorMittal Galati S.A., ArcelorMittal Canada Inc., ArcelorMittal Mines Canada Inc. and ArcelorMittal Temirtau, whose functional currency is the U.S. dollar.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the statement of financial position date and the related transaction gains and losses are reported in the consolidated statement of operations.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign subsidiary or associate.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets (including previously unrecognized intangible assets), liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholder’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

        When an acquisition is achieved in stages, each significant transaction is considered individually for the purpose of the determination of the fair value of the identifiable assets, liabilities and contingent liabilities acquired and hence for the goodwill associated with the acquisition. The fair values of the identifiable assets and liabilities acquired can vary at the date of each transaction. Interests previously held in that entity are re-valued on the basis of the fair values of the identifiable assets and liabilities at the date of each subsequent transaction until control is obtained. The excess of the cost over the fair value of the net assets acquired is recorded as goodwill or as a gain in the statement of operations when the fair value of the asset acquired exceeds the cost. Subsequent purchases, after the Company has obtained control, are treated as the acquisitions of shares from non-controlling shareholders: the identifiable assets and liabilities of the entity are not subject to a further revaluation and the positive or negative difference between the cost of such subsequent acquisitions and the net value of the additional proportion of the company acquired is recorded as goodwill or directly as a gain in the statement of operations when the difference is negative.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, various other deposits or required balance obligations related to letters of credit and credit arrangements, and escrow accounts created as a result of acquisitions. Changes in restricted cash are included within other investing activities (net) in the statement of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a sufficient estimate of losses resulting from the inability of its customers to make required payments. An allowance is recorded and charged to expense when an account is deemed to be uncollectible. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recorded as gains in the statement of operations.

ArcelorMittal’s policy is to provide for all receivables over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable. Trade receivables between 60 days and 180 days are provided for based on estimated irrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight and shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are partially capitalized as inventories and partially recorded as a component of cost of sales in the statement of operations.

Goodwill and negative goodwill

Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over ArcelorMittal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Goodwill is allocated to the cash-generating units expected to benefit from the synergies of the combination for the purpose of impairment testing. The allocation is made to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. Goodwill is reviewed at the groups of cash-generating units level for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of fair value less cost to sell or value in use calculations, as described in the impairment of tangible and intangible assets. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

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

ArcelorMittal has historically purchased certain steel assets involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus producing negative goodwill for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (negative goodwill) is recognized immediately in the statement of operations.

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

Costs incurred on internally developed products are recognized as intangible assets from the date that all of the following conditions are met: (i) completion of the development is considered technically feasible and commercially viable; (ii) it is the intention and ability of the Company to complete the intangible asset and use or sell it; (iii) it is probable that the intangible asset will generate future economic benefits; (iv) adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset are available; and (v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development. The intangible asset capitalized includes the cost of materials, direct labor costs and an appropriate proportion of overheads incurred during its development. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. Other development expenditures that do not meet the conditions for recognition as an asset are recognized as an expense as part of operating income in the statement of operations in the period in which it is incurred.

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

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Property, plant and equipment under construction is recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related category of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized. Gains and losses on retirement or disposal of assets are reflected in the statement of operations.

Property, plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the statement of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

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

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in the overall income from investments in associated companies in the statement of operations.

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

Assets held for sale

Non-current assets, and disposal groups, are classified as held for sale and are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately on the statement of financial position and are not depreciated.

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

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each statement of financial position date. Actuarial gains and losses that exceed ten per cent of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets at the end of the prior year are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

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

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the statement of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the statement of operations.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events and it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the statement of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

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

Environmental costs

Environmental costs that relate to current operations are expensed or capitalized as appropriate. Environmental costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

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

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

Derivative financial instruments

See critical accounting judgments.

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control or substantially all risks and rewards of the instruments.

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

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the statement of operations is removed from equity and recognized in the statement of operations.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is charged to the statement of operations.

An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Germany, Belgium, Spain, France, Poland, Romania, Czech Republic and Luxembourg. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded on the statement of financial position at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the statement of operations. If at the statement of financial position date the Company is short of emission rights, it will record a provision through the statement of operations.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns and other similar allowances.

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, no longer retains control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company, and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

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

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect. Potential common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options.

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

Segment reporting

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Stainless Steel and ArcelorMittal Steel Solutions and Services (“Steel Solutions and Services”). Operating segments are components of the Company that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s chief operating decision maker is the Group Management Board. Operating segments are aggregated when they have similar economic characteristics on the basis of the nature of products and services, production processes, the type of customers and the methods used to distribute products or provide services. Long Carbon Americas, Long Carbon Europe, and Tubular Products have been combined for reporting purposes.

These operating segments include attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual operating segments.

Geographical information is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. They do not include attributed goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness. Financing items are managed centrally for the Company as a whole and so are not directly attributable to individual geographical areas.

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

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at market value, or, if market value is not available, depreciated replacement cost.

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

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized directly as a gain in the statement of operations.

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

Note 18 describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Provisions for Pensions and Other Post Employment Benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the statement of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

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

•

Healthcare cost trend rate. The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•	Mortality and retirement rates. Mortality and retirement rates are based on actual and projected plan experience.

In accordance with IFRS, actuarial gains or losses resulting from experience and changes in assumptions are recognized in ArcelorMittal’s statement of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

Note 22 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the statement of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

Impairment of Tangible and Intangible Assets, including Goodwill

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the statement of operations.

Goodwill is reviewed at the group of cash-generating units level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the statement of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in equity. Amounts deferred in equity are recorded in the statement of operations in the periods when the hedged item is recognized in the statement of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised the cumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the statement of operations.

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations.

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

Significant acquisitions made during the years ended December 31, 2007, 2008 and 2009 include:

Sicartsa

On April 20, 2007, ArcelorMittal acquired 100% of the outstanding common shares of Siderúrgica Lázaro Cárdenas Las Truchas, S.A. de C.V. (“Sicartsa”) from Grupo Villacero. Sicartsa is a Mexican fully integrated producer of long steel. The acquisition also includes Metave, a mini-mill, Sibasa and Camsa, two rolling-mills located in Mexico, as well as Border Steel, a mini-mill in the US. Finally, through the acquisition of Sicartsa, Sersiinsa, a 50/50 joint-venture between Sicartsa and ArcelorMittal Lázaro Cárdenas S.A. de C.V., is fully consolidated. Sicartsa was acquired for a total cash consideration of 1,436 (1,427 net of 9 of cash acquired) consisting of 526 for its shares and 910 related to a debt repayment.

Following the finalization of the allocation of the purchase price of Sicartsa and Sersiinsa in 2008, total goodwill decreased from 274 to 153. Regarding Sicartsa, consideration paid was reduced by 75 and net assets acquired increased by 56. With respect to Sersiinsa, the acquisition of the 50% held by ArcelorMittal Lázaro Cárdenas S.A. de C.V. in Sersiinsa led to the recognition of goodwill of 10 and an increase of 72 in retained earnings corresponding to the revaluation of previously held interests. The acquisition of Sicartsa and Sersiinsa resulted in the consolidation of total assets of 2,086 and total liabilities of 1,630. The operating subsidiary has been subsequently renamed ArcelorMittal Las Truchas.

Unicon

On April 4, 2008, the Company completed the acquisition of Industrias Unicon (“Unicon”), Venezuela’s leading manufacturer of welded steel pipes for a total consideration of 350 (336 net of 14 of cash acquired). The Company completed the purchase price allocation in 2009. Intangible assets were recognized for a total amount of 130 with respect to the valuation of trade mark and customer relationships. The acquisition of Unicon resulted in the consolidation of total assets of 591 and total liabilities of 413. The final goodwill amounted to 158.

Russian coal mines

On April 10, 2008, the Company completed the acquisition from Severstal of three coal mines (Berezovskaya, Pervomayskaya and Anzherskoye) and associated assets located in the Kemerovo region in Russia for a total consideration of 720 (715 net of 5 of cash acquired) consisting of 272 for the shares and 448 related to a debt repayment. The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was stated at 365 and goodwill amounted to 169. The acquisition of the Russian coal mines resulted in the consolidation of total assets of 887 and total liabilities of 789. The operating subsidiary has been subsequently renamed ArcelorMittal Northern Kuzbass.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Bayou Steel

On July 31, 2008, ArcelorMittal completed the acquisition of Bayou Steel, LLC, a producer of structural steel products with facilities in LaPlace, Louisiana and Harriman, Tennessee (USA) for a total consideration of 509 (504 net of 5 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Bayou Steel resulted in the consolidation of total assets of 494 and total liabilities of 153. The final goodwill amounted to 163. The operating subsidiary has been subsequently renamed ArcelorMittal LaPlace.

Mid Vol and Concept

On June 30, 2008, the Company completed the acquisition of Mid Vol Coal Group for a total consideration of 491 (453 net of 38 of cash acquired). On August 18, 2008, ArcelorMittal finalized the acquisition of Concept Group for a total consideration of 166 (152 net of 14 of cash acquired). These acquisitions operate coal mines in the states of West Virginia and Virginia (USA). The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was 474 for Mid Vol and 177 for Concept. The acquired liabilities included 551 assigned to unfavorable selling contracts that are being amortized over the term of the associated contracts ranging from four months to two years. The acquisition of Mid Vol and Concept resulted in the consolidation of total assets of 1,061 and total liabilities of 655. The goodwill was 145 for Mid Vol and 54 for Concept. The operating subsidiary was subsequently renamed ArcelorMittal Princeton.

London Mining

On August 20, 2008, the Company acquired London Mining South America Limited, an iron ore mine located in the Serra Azul region in Brazil for a total consideration of 818 (813 net of 5 of cash acquired) consisting of 772 for the shares and 46 related to a debt repayment. Following the finalization of the allocation of the purchase price in 2009, the mining reserve was stated at 319 and goodwill amounted to 441. The acquisition of London Mining resulted in the consolidation of total assets of 405 and total liabilities of 79. The operating subsidiary was subsequently renamed ArcelorMittal Serra Azul.

Koppers Monessen

On October 1, 2008, the Company completed the acquisition of Koppers Monessen Partners LP, a coke plant located in Monessen, Pennsylvania (USA) for a total consideration of 170 (169 net of 1 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Koppers Monessen resulted in the consolidation of total assets of 152 and total liabilities of 137. The resulting final goodwill amounted to 154. The acquired assets included 61 assigned to favorable coal purchase contracts and the acquired liabilities included 125 assigned to unfavorable coal supply contracts. As the unfavorable coal supply contracts were supplying the Company itself, a gain of 125 was recognized after the acquisition as a result of the settlement of pre-existing relationship between the acquirer and the acquiree.

DSTC FZCO

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which will acquire the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates, for a total consideration of 67. An option for an additional 10% stake can be exercised between September 1, 2010 and January 31, 2011. The allocation of the total purchase price was preliminary as of December 31, 2009. The preliminary goodwill amounted to 50. The net result consolidated since the acquisition date amounts to 1.

Noble BV

On May 8, 2009, ArcelorMittal signed a definitive purchase agreement with Noble European Holdings B.V.’s (“Noble BV”) parent Noble International, Ltd., which filed for reorganization under the bankruptcy laws of the United States on April 15, 2009. Following the approval from the European Commission on July 8, 2009, the Company completed on July 17, 2009, the acquisition of all the issued and outstanding shares of Noble BV, a Dutch private limited liability company engaged in laser welded blanks operations primarily in Europe.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Total consideration paid was 2 and cash acquired was 15. Total debt assumed amounted to 80. The purchase was made under section 363 of Chapter 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan. The allocation of the total purchase price was preliminary as of December 31, 2009. The net result consolidated since the acquisition date amounts to (8).

Acquisitions of non-controlling interests

The Company acquired significant non-controlling interests in 2007, 2008 and 2009.

Arcelor Brasil S.A.

As a result of the acquisition of Arcelor, the Company made a mandatory tender offer to acquire all of the outstanding shares in Arcelor Brasil S.A. (“Arcelor Brasil”), subsequently renamed ArcelorMittal Brasil, not previously owned by Arcelor or any other affiliate of ArcelorMittal.

On June 5, 2007, the Company publicly announced the results of its mandatory tender offer for the shares it did not hold in Arcelor Brasil. In the aggregate, the Company acquired 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil as of June 5, 2007, thereby increasing its current 67.1% shareholding in Arcelor Brasil to 96.6%. The Company paid for the shares with 3,694 in cash and approximately 27 million Mittal Steel Class A common shares, representing a total consideration of 5,407. Following the auction and after a general Arcelor Brasil shareholders’ meeting held on August 8, 2007 approving the redemption of the remaining shares, the Company acquired the remaining 3.4% for a total cash consideration of 497. On September 12, 2007, the Company announced that it held 100% of Arcelor Brasil. Total consideration for the transaction was 5,879, of which 4,191 paid in cash. The goodwill related to this acquisition amounted to 3,119 and the reduction in non-controlling interests to 2,760.

Arcelor

On November 13, 2007, as a result of the legal merger between the former ArcelorMittal and Arcelor, the 5.76% remaining non-controlling interests in Arcelor were cancelled. The transaction was recorded as if ArcelorMittal had been the acquirer. Total consideration was 3,204 (44 million, including 12 million treasury shares, with shares of the former ArcelorMittal valued at $72.65 per share) and resulting goodwill was 612.

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

ArcelorMittal Kryviy Rih

The Company’s ownership in ArcelorMittal Kryviy Rih increased from 94.66% in 2007 to 95.02% in 2008 and 95.13% in 2009. In 2009, the reduction in non-controlling interests was 6 and the resulting goodwill amounted to 1. In 2008, the reduction in non-controlling interests was 18 and the resulting goodwill amounted to 38. In 2007, the reduction in non-controlling interests was 49 and the resulting goodwill amounted to 5.

ArcelorMittal Inox Brasil

On April 4, 2008 the Company completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the squeeze out, the Company’s stake increased from 57.4% to 100% for a total consideration of 1,757. The transaction resulted in a reduction of non-controlling interests of 863 and goodwill of 894.

Acindar

On November 20, 2008 the Company completed the delisting offer to acquire all of the remaining outstanding shares of Acindar Industria Argentina de Aceros S.A. Following the squeeze out, the Company acquired a 35% stake for a total consideration of 564. The transaction resulted in a reduction of non-controlling interests of 321 and goodwill of 243.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Ostrava

In July 2009, the Company increased its stake in ArcelorMittal Ostrava to 82.55% through the acquisition from the Czech Government of a 10.97% stake represented by 1,359,083 shares.

The total acquisition price was 375, of which 55 was paid at closing of the agreement with the remaining 320 to be paid in six annual installments. The resulting negative goodwill amounted to 82.

On October 30, 2009, ArcelorMittal signed an agreement to acquire an additional 13.88% in ArcelorMittal Ostrava from a subsidiary of PPF Group N.V. The consideration to be paid amounts to 371 and the transaction was completed in January 2010 upon settlement of the purchase price.

Summary of significant acquisitions

The tables below summarize the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions and the acquisition of non-controlling interests:

	2007
	Sicartsa(2)	Acquisition of non-controlling interests	Others(1)
Current assets	558	—	612
Property, plant and equipment	1,411	—	134
Other assets	117	—	2

Total assets acquired	2,086	—	748

Current liabilities	914	—	561
Long-term debt	548	—	37
Other long-term liabilities	20	—	8
Deferred tax liabilities	148	—	6
Non-controlling interests	—	2,809	—

Total liabilities assumed	1,630	2,809	612

Total net assets	456	2,809	136

Non-controlling interests	—	2,591	20

Net assets acquired	456	5,400	116

Fair value of shares issued	—	4,917	—
Cash paid, net	1,352	4,401	224
Debt repayment	(910)	—	—
Equity investment	95	—	—

Purchase price, net	537	9,318	224
Revaluation of interests previously held	72	—	—

Goodwill	153	3,918	108

[1]	Historical IFRS information as of the date of acquisition was not available for the acquired entities.
[2]	During 2008, the Company finalized the purchase price allocation for Sicartsa.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	2008								2009
	Russian coal mines(1)	Mid Vol & Concept(1)	Unicon(1)	London Mining(1)	Koppers Monessen(1)	Bayou Steel(1)	Acquisition of non-controlling interests	Others	DSTC(2)	Noble(2)	Acquisition of non-controlling interests
Current assets	145	35	280	54	25	202	—	320	57	90	—
Property, plant and equipment	716	736	181	350	40	212	—	336	1	105	—
Other assets	26	290	130	1	87	80	—	47	—	26	—

Total assets acquired	887	1,061	591	405	152	494	—	703	58	221	—

Current liabilities	179	172	255	54	137	44	—	185	30	139	—

Long-term debt	449	—	78	15	—	2	—	138	—	92	—
Other long-term liabilities	125	426	6	3	—	11	—	8	1	3	—
Deferred tax liabilities	36	57	68	7	—	96	—	4	—	—	—
Non-controlling interests	—	—	6	—	—	—	1,365	—	—	—	353

Total liabilities assumed	789	655	413	79	137	153	1,365	335	31	234	353

Total net assets	98	406	178	326	15	341	1,365	368	27	(13)	353

Non-controlling interests	—	—	—	—	—	—	—	75	10	—	—

Net assets acquired	98	406	178	326	15	341	1,365	293	17	(13)	353

Fair value of shares issued	—	—	—	—	—	—	—	—	—	—	—

Cash paid, net	715	605	336	813	169	504	2,648	411	67	(13)	66

Debt repayment	(448)	—	—	(46)	—	—	—	(117)	—	—	—
Debt outstanding on acquisition	—	—	—	—	—	—	—	76	—	—	207
Equity investment	—	—	—	—	—	—	—	—	—	—	—

Purchase price, net	267	605	336	767	169	504	2,648	370	67	(13)	273
Revaluation of interests previously held	—	—	—	—	—	—	—	—	—	—	—

Goodwill	169	199	158	441	154	163	1,300	89	50	—	2

Negative goodwill							(17)	(12)			(82)

[1]

During 2009, the Company finalized the purchase price allocation for Russian Mines, Mid Vol and Concept, Unicon, London Mining, Koppers Monessen and Bayou Steel. 2008 information has been adjusted retrospectively as required by IFRS.

[2]	Based on a preliminary purchase price allocation, which is subject to change.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The total purchase price for the significant acquisitions consists of the following:

	2007	2008
	Sicartsa(1)	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel
Cash paid to stockholders, gross	1,359	719	655	349	814	170	509
Transaction related fees	2	1	2	1	4	—	—

Total purchase price	1,361	720	657	350	818	170	509
Debt repayment	(910)	(448)	—	—	(46)	—	—
Cash acquired	(9)	(5)	(52)	(14)	(5)	(1)	(5)
Equity investments acquired	95	—	—	—	—	—	—

Total purchase price, net	537	267	605	336	767	169	504

(1)	During 2008, the Company finalized the purchase price allocation for Sicartsa

The table below summarizes the finalization in 2009 of the purchase price allocation for acquisitions made in 2008:

	Preliminary allocation	Adjustments	Final allocation
Current assets	1,010	51	1,061
Property, plant & equipment	3,183	(612)	2,571
Other assets	599	62	661

Total assets acquired	4,792	(499)	4,293

Current liabilities	1,074	(48)	1,026
Long-term loan	682	—	682
Other long-term liabilities	433	146	579
Deferred tax liabilities	270	(2)	268
Non-controlling interests	44	37	81

Total liabilities assumed	2,503	133	2,636

Total net assets acquired	2,289	(632)	1,657
Purchase price, net	3,047	(29)	3,018

Goodwill	758	603	1,361	(1)

(1)	Includes negative goodwill of 12

As a result of the finalization of the purchase price allocation for acquisitions made in 2008, net income for the year ended December 31, 2008 was increased by 59.

The preliminary fair value adjustments for acquisitions made in 2009 are as follows:

	Historical IFRS information	Preliminary fair value adjustments	Preliminary allocation of purchase price
Current assets	171	(24)	147
Property, plant and equipment	122	(16)	106
Other assets	14	12	26

Total assets acquired	307	(28)	279

Current liabilities	130	39	169
Long-term debt	92	—	92
Other long-term liabilities	3	1	4
Deferred tax liabilities	—	—	—
Non-controlling interests	20	(10)	10

Total liabilities assumed	245	30	275

Total net assets acquired	62	(58)	4
Purchase price, net	54	—	54

Goodwill	(8)	58	50

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Pro Forma Results

The following pro forma financial information presents the results of operations of ArcelorMittal for 2008 as if all acquisitions had occurred as of the beginning of the periods presented. The 2007 pro forma information includes the results of operations of Sicartsa on the same basis. The pro forma financial information is not necessarily indicative of what consolidated results of operations would have been had the acquisitions been completed at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company. Pro forma information was not presented for 2009 as the impact is not material.

	Unaudited Pro Forma for the year ended December 31,
	2007	2008*
Sales	105,456	125,614
Net income	10,372	9,468
Per share amounts
Basic earnings per common share	7.14	6.85
Diluted earnings per common share	7.13	6.83

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see above).

NOTE 4: ASSETS AND LIABILITIES HELD FOR SALE

On August 30, 2007 the Company acquired a 76.9% stake in the German gas distribution company Saar Ferngas AG (“Saar Ferngas”) for total consideration of 542. Following the contribution of the total stake in Saar Ferngas of 540 on January 23, 2009 to an ArcelorMittal associated company Soteg, the stake held by ArcelorMittal in Soteg, a Luxembourg gas and electricity producer and distributor, increased from 20% to 26.15%. This was a non-cash investing activity. On February 16, 2009, ArcelorMittal sold 2.48% of Soteg to the Government of Luxembourg and Société Nationale de Crédit et d’Investissement (“SNCI”), a Luxembourg government controlled investment company for proceeds of 58 and a gain of 3.

On October 9, 2009, the Company signed an agreement to divest its 28.6% stake in Wabush mines in Canada for a total consideration of 38. The transaction was completed on February 1, 2010.

	December 31,
	2008	2009
Assets classified as held for sale:
Property, plant and equipment	417	—
Trade accounts receivable and other	201	—
Other assets	292	1

Total	910	1

	December 31,
	2008	2009
Liabilities classified as held for sale:
Trade accounts payable and other	271	1
Other liabilities	99	10

Total	370	11

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 5: TRADE ACCOUNTS RECEIVABLE AND OTHER

Total trade accounts receivable (net of allowances) held by ArcelorMittal amounted to 6,737 and 5,750 at December 31, 2008, and 2009, respectively.

Before accepting any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Included in ArcelorMittal’s trade accounts receivable balance are debtors with a carrying amount of 5,125 and 4,459 as of December 31, 2008 and 2009, respectively, which were not past due at the reporting date.

The trade accounts receivable balances are as follows as of December 31, 2008 and 2009:

	2008	2009
Gross amount	7,108	6,132
Allowance for doubtful accounts	(371)	(382)

Total	6,737	5,750

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable at December 31 by reportable segment is:

	2008	2009
Flat Carbon Americas	543	701
Flat Carbon Europe	1,330	831
Long Carbon Americas and Europe	1,777	1,740
Steel Solutions and Services	1,914	1,412
AACIS	505	584
Stainless Steel	454	290
Other activities	214	192

Total	6,737	5,750

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable at December 31 by geographical area is:

	2008	2009
Europe	4,280	3,318
North America	909	752
South America	884	1,015
Africa and Asia	542	528
Middle East	122	137

Total	6,737	5,750

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2008		2009
	Gross	Allowance	Gross	Allowance
Not past due	5,125	(50)	4,459	(61)
Past due 0-30 days	1,159	(50)	862	(13)
Past due 31-120 days	552	(181)	376	(25)
More than 120 days	272	(90)	435	(283)

Total	7,108	(371)	6,132	(382)

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the year is as follows:

Balance as of December 31, 2006	Additions	Deductions/ Releases	Others	Balance as of December 31, 2007
428	14	(75)	50	417

Balance as of December 31, 2007	Additions	Deductions/ Releases	Others	Balance as of December 31, 2008
417	68	(81)	(33)	371

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others	Balance as of December 31, 2009
371	66	(73)	18	382

The Company has established sales without recourse of trade accounts receivable programs with financial institutions, referred to as True Sale of Receivables (“TSR”). Through the TSR programs, Operating Subsidiaries surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. Expenses incurred under the TSR programs are recognized in the statement of operations and amounted to 184, 228 and 110 in 2007, 2008 and 2009, respectively

NOTE 6: INVENTORIES

Inventory, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 3,519 and 1,540 as of December 31, 2008 and 2009, respectively, is comprised of the following:

	December 31,
	2008*	2009
Finished products	7,788	5,391
Production in process	4,501	3,513
Raw materials	9,784	5,921
Manufacturing supplies, spare parts and other	2,681	2,010

Total	24,754	16,835

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The amount of inventory pledged as collateral was 352 and 116 as of December 31, 2008 and 2009, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2006	Additions	Deductions/ Consumption	Others	Balance as of December 31, 2007
602	483	(407)	121	799

Balance as of December 31, 2007	Additions	Deductions/ Consumption	Others	Balance as of December 31, 2008
799	3,049	(303)	(26)	3,519

Balance as of December 31, 2008	Additions	Deductions/ Consumption	Others	Balance as of December 31, 2009
3,519	2,374	(4,405)	52	1,540

The cost of inventories recognized as an expense during the period was 43,455, 42,433 and 31,369 in 2007, 2008 and 2009, respectively. Due to the sharp decline in the market prices of raw materials and steel demand in the last quarter of 2008 and in the beginning of 2009, the Company wrote down its inventory to its net realizable value. The amount of write-down of inventories to net realizable value recognized as an expense was 483, 3,049 and 2,374 in 2007, 2008 and 2009, respectively, and was reduced by 407, 303 and 4,405 in 2007, 2008 and 2009, respectively, due to normal inventory consumption.

NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of advance payments to taxing and other public authorities (including value-added tax (“VAT”)), advances to employees, prepayments, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2008*	2009
VAT recoverable	1,758	1,298
Income tax receivable	837	983
Revaluation of derivative financial instruments	320	735
Other	1,515	1,196

Total	4,430	4,212

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisition	Concessions, patents and licenses	Favorable contracts	Other	Total
Cost
At December 31, 2007	12,966	669	1,023	1,883	16,541
Acquisitions*	2,673	128	76	17	2,894
Disposals	—	(66)	—	(270)	(336)
Adjustment on allocation of purchase price	(194)	—	—	65	(129)
Foreign exchange differences*	(586)	(85)	(35)	(143)	(849)
Transfers and other movements*	154	289	64	267	774

At December 31, 2008*	15,013	935	1,128	1,819	18,895
Acquisitions	52	32	—	12	96
Disposals	(116)	(12)	(59)	(1)	(188)
Foreign exchange differences	595	77	21	107	800
Transfers and other movements	11	31	(23)	76	95

At December 31, 2009	15,555	1,063	1,067	2,013	19,698

Accumulated amortization and impairment losses
At December 31, 2007	303	220	634	353	1,510
Disposals	—	(63)	—	(268)	(331)
Impairment and reduction of goodwill	560	—	—	—	560
Amortization charge*	—	100	271	223	594
Foreign exchange differences	(26)	(62)	(30)	(27)	(145)
Transfers and other movements	—	33	44	(6)	71

At December 31, 2008*	837	228	919	275	2,259
Disposals	(116)	(9)	(59)	(1)	(185)
Amortization charge	—	80	128	242	450
Foreign exchange differences	11	46	22	34	113
Transfers and other movements	(5)	40	(10)	2	27

At December 31, 2009	727	385	1,000	552	2,664

Carrying amount
At December 31, 2008*	14,176	707	209	1,544	16,636

At December 31, 2009	14,828	678	67	1,461	17,034

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows:

	Net value December 31, 2007	Acquisitions (including non-controlling interests)	Exchange rate differences and other movements	Impairment and other reductions	Adjustment on allocation of purchase price	Net value December 31, 2008

Flat Carbon Europe	2,925	511	(183)	(248)	—	3,005
Flat Carbon Americas	3,536	369	189	(17)	—	4,077
Long Carbon Europe	1,252	—	(13)	(2)	—	1,237
Long Carbon Americas	1,674	423	78	(292)	(131)	1,752
Tubular Products	—	158	—	—	—	158
AACIS	1,400	207	(95)	—	—	1,512
Stainless	926	902	(280)	—	(63)	1,485
Steel Solutions and Services	933	100	(82)	(1)	—	950
Others	17	3	(20)	—	—	—

TOTAL	12,663	2,673	(406)	(560)	(194)	14,176

	Net value December 31, 2008	Acquisitions (including non-controlling interests)	Exchange rate differences and other movements	Impairment and other reductions	Adjustment on allocation of purchase price	Net value December 31, 2009

Flat Carbon Europe	3,005	—	190	—	—	3,195
Flat Carbon Americas	4,077	—	2	—	—	4,079
Long Carbon Europe	1,237	—	43	—	—	1,280
Long Carbon Americas	1,752	—	7	—	—	1,759
Tubular Products	158	—	—	—	—	158
AACIS	1,512	1	5	—	—	1,518
Stainless	1,485	—	303	—	—	1,788
Steel Solutions and Services(1)	950	51	50	—	—	1,051
Others	—	—	—	—	—	—

TOTAL	14,176	52	600	—	—	14,828

(1)	Subject to change upon finalization of purchase price allocation

The allocation by segment and operating unit has been aligned with the group of cash-generating units (“GCGU”) defined for impairment testing purposes and presented in the table above. This represents the lowest level at which goodwill is monitored for internal management purposes and in all cases is at or below the Company’s operating segment.

Goodwill is tested at the GCGU level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the GCGUs are determined based on their value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the GCGUs as the carrying value of the GCGUs was lower than their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates and expected changes to average selling prices, shipments and direct costs during the period.

The value in use of each GCGU was determined by estimating cash flows for a period of five years. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management.

Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Stainless Steel	Steel Solutions and Services
GCGU weighted average pre-tax discount rate used in 2008 (in %)	14.3	15.7	13.9	17.3	19.8	15.5	13.6	12.3
GCGU weighted average pre-tax discount rate used in 2009 (in %)	13.9	13.8	14.1	16.2	20.2	17.6	14.8	13.6

When estimating average selling price, the Company used a range of assumptions between $540 per tonne and $820 per tonne increased by a range on average of 3% over the next four years depending on the markets in which each GCGU is operating. Regarding Stainless Steel activities, the Company used a range (Stainless Base Price 304 Germany) of €1,294 in 2010 to €1,300 per tonne in 2014 with a maximum of €1,356 in 2011.

As a result of the significance of the global economic slowdown, its impact on the Company and the expected pace of recovery, the value in use calculated for all GCGU in 2009 has decreased from that determined in 2008. However, the results of the Company’s goodwill impairment test as of November 30, 2009 for each GCGU did not result in an impairment of goodwill as the value in use exceeded, in each case, the carrying value of the GCGU.

In validating the value in use determined for the GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use. Management believes that reasonably possible changes in key assumptions would cause an impairment loss to be recognized in respect of AACIS and Stainless Steel. AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America.

The following changes in key assumptions in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal the respective carrying value.

	AACIS	Stainless Steel
Excess of recoverable amount over carrying amount(1)	20	175
Increase in pre-tax discount rate (change in basis points)	2	32
Decrease in average selling price (change in %)(2)	0.15	—
Decrease in raw material margin (change in %)(2)	—	0.75
Decrease in shipments (change in %)	0.06	0.75
Decrease in terminal growth rate used for the years beyond the five-year plan (change in basis points)	4	48

(1)	As required by IFRS, the amount for AACIS considers the imputed goodwill related to non-controlling interests primarily in South Africa.
(2)	The Company determined that the relevant key assumption for Stainless Steel was raw material margin rather than average selling price.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

During 2008, the Company recorded a reduction of goodwill of 429 and an impairment of goodwill of 131. The reduction of goodwill is due to the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting because they did not satisfy the criteria for separate recognition when the business combination was initially accounted for. These amounts have been included within cost of sales in the statement of operations.

The impairment of goodwill recorded in 2008 included primarily the write-of in full of the goodwill associated with Noble International Ltd. of 116 and a partial write-down of the goodwill associated with ArcelorMittal Skopje (15). These two subsidiaries represent the only subsidiaries for which goodwill has been allocated and are internally monitored for goodwill impairment at the individual cash-generating unit (“CGU”). The recognition of these impairment losses resulted from a decline in the specific economic conditions faced by these two subsidiaries.

At December 31, 2008 and 2009, the Company had 16,636 and 17,034 of intangible assets, of which 14,176 and 14,828 represented goodwill, respectively. Other intangible assets of 1,544 and 1,461 as of December 31, 2008 and 2009, respectively, were comprised primarily of customer relationships, trademarks and technology, and have definite useful lives.

Research and development costs not meeting the criteria for capitalization are expensed and included in selling, general and administrative expenses within the statement of operations. These costs amounted to 214, 295 and 253 in the years ended December 31, 2007, 2008, and 2009, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2007	19,170	55,100	3,779	78,049
Additions	350	1,771	3,410	5,531
Acquisitions through business combinations	1,745	747	79	2,571
Foreign exchange differences	(2,308)	(6,412)	(321)	(9,041)
Disposals	(150)	(873)	(39)	(1,062)
Other movements	412	3,158	(2,875)	695

At December 31, 2008*	19,219	53,491	4,033	76,743

Additions	119	787	1,656	2,562
Acquisitions through business combinations	58	44	4	106
Foreign exchange differences	1,142	3,770	164	5,076
Disposals	(116)	(729)	(104)	(949)
Other movements	413	2,257	(2,304)	366

At December 31, 2009	20,835	59,620	3,449	83,904

Accumulated depreciation and impairment
At December 31, 2007	3,252	12,755	48	16,055
Depreciation charge for the year*	702	4,019	3	4,724
Impairment	101	387	11	499
Disposals	(73)	(773)	—	(846)
Foreign exchange differences	(854)	(3,598)	(12)	(4,464)
Other movements	46	484	(6)	524

At December 31, 2008*	3,174	13,274	44	16,492

Depreciation charge for the year	677	3,895		4,572
Impairment	70	367	127	564
Disposals	(59)	(681)	(42)	(782)
Foreign exchange differences	460	2,173	(1)	2,632
Other movements	95	(42)	(12)	41

At December 31, 2009	4,417	18,986	116	23,519

Carrying amount
At December 31, 2008*	16,045	40,217	3,989	60,251

At December 31, 2009	16,418	40,634	3,333	60,385

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization of the allocation of purchase price of acquisitions made in 2008 (see note 3).

Other movements represent mostly transfers between the categories and changes in the consolidation scope.

During the year ended December 31, 2009 and in conjunction with its testing of goodwill for impairment, the Company analyzed the recoverable amount of its property, plant, and equipment. Property, plant, and equipment was tested at the CGU level, which was comprised of an Operating Subsidiary or a group of Operating Subsidiaries. The recoverable amounts of the CGUs are determined based on value in use calculation and follow similar assumptions as those used for the test on impairment for goodwill.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU was estimated from the weighted average cost of capital of producers which operate a portfolio of assets similar to those of the Company’s assets.

The impairment loss recorded in 2007 of 193 was recognized as an expense as part of operating income (loss) in the statement of operations and consisted primarily of the Company’s facilities in Contrecoeur, Canada (82) and Gandrange, France (50), as these assets were considered idled based on management decisions and strategic planning. These facilities were included in the reportable segment Long Carbon Americas & Europe.

The impairment loss recorded in 2008 of 499 was recognized as an expense as part of operating income (loss) in the statement of operations and consisted primarily of the disposal of the Sparrows Point plant in the United States (200) and asset impairments at various ArcelorMittal USA sites (74), Gandrange, France (60) and Zumarraga, Spain (54), as these assets were considered idled based on management decisions and strategic planning and due to the economic downturn at the end of 2008. The facilities in the US were included in the reportable segment Flat Carbon Americas and the others in the reportable segment Long Carbon Americas & Europe.

In connection with management’s annual test for impairment of goodwill as of November 30, 2009, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant, and equipment was less than its carrying amount due primarily to the economic downturn in 2008 which continued to have an impact on 2009. Accordingly, an impairment loss of 564 was recognized as an expense as part of operating income (loss) in the statement of operations for the year ended December 31, 2009. Management does not expect this trend to continue. This impairment consisted primarily of the following:

•

237 of various idle assets (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill)

•	122 of various tubular product operations (primarily 65 at ArcelorMittal Tubular Products Roman, using a pre-tax discount rate of 16.9% in 2009 (14.9% in 2008)

•	172 of other impairments (primarily 117 at ArcelorMittal Construction in France, using a pre-tax discount rate of 14.3% in 2009 (12.5% in 2008)

ArcelorMittal Galati, ArcelorMittal Tubular Products Roman and ArcelorMittal Construction were included in the Flat Carbon Europe, Long Carbon Americas & Europe and Steel Solutions and Services reportable segments, respectively.

The carrying amount of property, plant and equipment includes 361 and 499 of capital leases as of December 31, 2008 and 2009, respectively. The carrying amount of these capital leases is included in machinery and equipment.

The Company has pledged 580 and 750 in property, plant and equipment as of December 31, 2008 and 2009, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 14.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 10: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures:

Investee	Location	Ownership % at December 31, 2009	Net asset value at December 31, 2008	Net asset value at December 31, 2009
Eregli Demir Ve Celik Fab.T.AS(1)	Turkey	25.78%	1,633	1,524
DHS Group	Germany	33.43%	1,262	1,320
China Oriental Group Company Ltd(2)	China	47.03%	1,187	1,241
Hunan Valin(3)	China	33.02%	780	803
Macarthur Coal(4)	Australia	16.60%	515	716
Enovos(5)	Luxembourg	25.29%	44	643
Gestamp	Spain	35%	404	445
Kalagadi Manganese (Propriety) Limited	South Africa	50%	360	440
Gonvarri Industrial Consolidated	Spain	35%	376	359
Other			1,951	2,137

Total			8,512	9,628

(1)	As of December 31, 2008 and 2009, the investment had a market value of 766 and 1,203, respectively.
(2)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to raise eventually its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment. As of December 31, 2009, the investment had a market value of 563 (228 in 2008).

(3)	As of December 31, 2008 and 2009, the investment had a market value of 604 and 1,017, respectively.
(4)

On May 21, 2008, ArcelorMittal acquired a 14.9% stake in Macarthur Coal Limited. On July 10, 2008, the Company has increased its stake from 14.9% to 19.9%, following the acquisition of 10,607,830 shares from Talbot Group Holdings. The total acquisition price in Macarthur Coal is 812. In the second quarter of 2009, ArcelorMittal did not subscribe to a capital increase in Macarthur Coal Limited and the stake decreased to 16.6%. As of December 31, 2009, the investment had a market value of 427 (87 in 2008). Through review of its ownership interest, the Company concluded it has significant influence over Macarthur Coal due to the existence of significant coal supply contracts between the Company and Macarthur Coal and therefore accounts for its investment in Macarthur Coal under the equity method.

(5)

On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%. On February 16, 2009, the Company sold 2.48% of Soteg to the Luxembourg state and SNCI for proceeds of 58 and a gain of 3. In September 2009, the internal restructuring of Enovos (previously called Soteg) was completed with the cancellation of 58,000 treasury shares held by Saar Ferngas and Cegedel in Soteg. The resulting stake held by ArcelorMittal was 25.29%, after internal reorganization.

Summarized financial information, in the aggregate, for associates and joint ventures is as follows:

	December 31,
	2007	2008	2009
Condensed statement of operations
Gross revenue	28,696	45,101	33,274
Net income	1,806	3,319	448
Condensed statement of financial position
Total assets	27,518	40,671	44,507
Total liabilities	14,551	21,181	24,268

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that no impairment was required.

NOTE 11: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2008	2009
Available-for-sale securities (at fair value)	56	74
Investments accounted for at cost	381	350

Total	437	424

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized result of 569, (78) and 48 for the years ended December 31, 2007, 2008, and 2009, respectively, net of income tax and non-controlling interests. An impairment expense of 109 was recognized in 2008 because the Company determined that the market value decline for certain of its available-for-sale securities was either significant or prolonged.

NOTE 12: OTHER ASSETS

Other long-term receivables consist mainly of assets related to derivative financial instruments, value-added tax (“VAT”) receivable, loans, cash guarantees and deposits.

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements.

	December 31,
	2008*	2009
Revaluation of derivative financial instruments	240	515
Assets in pension funds	491	294
Long-term VAT receivables	215	587
Collateral related to the put agreement on China Oriental	381	381
Other financial assets	769	804

Total	2,096	2,581

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 13: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

	Year ended
	December 31,			December 31,
	2007	2008	2009	2008	2009
Transactions	Sales			Trade accounts receivable
Macsteel Int’l Holding & Subsidiaries	941	729	590	25	20
I/N Kote	408	347	319	—	—
Coils Lamiere Nastri (CLN) SPA	645	797	238	51	31
Gonvarri Brasil SA	62	314	229	13	34
Gonvarri Industrial SA	275	553	223	25	47
Borcelik Celik Sanayii Ticaret AS	214	315	221	—	41
Polski Koks	445	632	194	31	56
Noble B.V.	—	—	91	—	—
Berg Steel Pipe Corp	110	113	85	—	12
Gouvauto SA	145	239	84	22	8
Gestamp Servicios	71	70	82	3	14
Bamesa Celik Servis Sanayii Ticaret AS	66	92	81	9	18
ArcelorMittal Gonvarri SSC Slovakia	92	121	80	1	6
Rogesa GmbH	3	7	69	1	—
Stalprofil S.A.	111	111	55	9	3
Hierras Aplanaciones SA	65	93	47	11	—
Gonvarri Productos Siderurgicos SA	67	82	43	3	—
Westfälische Drahtindustrie	—	94	42	1	3
Florin Centrum	47	64	40	6	7
Noury SA	50	62	38	3	—
WDI	175	106	37	—	3
Arcelor SSC Sverige AB	—	63	35	6	4
Alcat SP	36	71	24	6	3
Consolidated Wire Industries Limited	36	52	19	1	—
GTC	—	167	6	34	2
Laminés Marchands Européens SA	168	165	5	5	9
Zaklad Przetworstwa	169	240	—	5	—
Condesa Favril Sa	—	136	—	4	—
Noble International Ltd	—	113	—	21	—
Glacier Trading Centre FZE	—	55	—	13	—
Other	366	408	193	64	71

Total	4,767	6,411	3,170	373	392

*	During 2008, the Company granted a convertible subordinated loan to Noble International Ltd of 50. This loan was fully impaired at December 31, 2008 (see note 3). It also granted a subordinated loan of 35 to Noble B.V., the subsidiary of Noble International Ltd. This loan is no longer considered to be a related party transaction following the acquisition of Noble B.V. on July 17, 2009 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	Year ended
	December 31,			December 31
	2007	2008	2009	2008	2009
Transactions	Purchases of raw material & others			Trade accounts payable
E.I.M.P	282	274	443	—	—
Polski Koks	623	490	227	21	75
Borcelik Celik Sanayiii Ticaret AS	198	188	203	20	37
Forges et Acieries de Dillingen	330	129	161	41	2
Noble B.V.	—	—	144	—	—
Baycoat LP	—	—	86	—	7
I/N Tek (Tolling charges)	136	57	84	—	4
ArcelorMittal Gonvarri SSC Slovakia	64	1	77	4	7
Peña Colorada	70	85	63	39	31
Belgian BunkeringConcidar Trading NV	24	32	54	—	33
Enovos	—	107	52	24	16
Macarthur Coal LTD	—	132	33	30	19
Eko Recycling GmbH	—	50	15	1	2
ATIC Services	164	79	13	2	4
SOMEF	—	59	9	9	5
Cia Hispano Brasileira de Pelotizaçao SA	60	98	—	18	—
Noble International Ltd	—	63	—	17	—
ArcelorMittal Insurance Consultants SA	—	51	—	9	—
Dillinger Hütte Saarstahl AG	103	8	—	1	—
Other	354	488	281	106	95

Total	2,408	2,391	1,945	342	337

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 25 for disclosure of transactions with key management personnel.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The principal subsidiaries of the Company in 2009 were as follows:

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA Inc.	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc	ArcelorMittal Mines Canada	Canada
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine SAS	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe SA	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange SA	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Hochfeld GmbH	ArcelorMittal Hochfeld	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	Sicartsa	Mexico
ArcelorMittal Madrid S.L.	ArcelorMittal Madrid	Spain
ArcelorMittal Montreal Inc	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
ArcelorMittal Ruhrort GmbH	ArcelorMittal Ruhrort	Germany
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium	AMSB	Belgium

Steel Solutions and Services
ArcelorMittal International Luxembourg SA	ArcelorMittal International	Luxembourg

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 14: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2008	2009
Short-term bank loans and other credit facilities	4,564	2,744
Current portion of long-term debt	3,777	1,297
Revaluation of interest rate hedge instruments (note 15)	3	—
Lease obligations	65	94

Total	8,409	4,135

Short-term debt includes short-term loans, overdrafts and commercial paper.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €3,000 (4,322). As of December 31, 2009, the outstanding amount was 1,474.

Bonds

During 2003, ArcelorMittal Finance issued €600 million unsecured and unsubordinated fixed rate notes, in two tranches of €500 million on September 24 and €100 million on December 4. The notes bear interest at 5.125% per annum. The loans are due on September 24, 2010. The loans are included in the current portion of long-term debt line in the table above.

Other loans

In 2007, the acquisition of Rozak included the assumption of 267 in principal amount of borrowings maturing between 2008 and 2010 and bearing interest at fixed interest rates between 4.5% and 8.37%. The loans are included in the current portion of long-term debt line in the table above.

In 2007, the acquisition of Rongcheng included the assumption of 66 in principal amount of borrowings maturing between 2008 and 2010 of which 40% bears interest at fixed rates and 60% bears variable interest at rates based on 6 months LIBOR. The loans are included in the current portion of long-term debt line in the table above.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest rate(1)	2008	2009
Corporate
€12 billion term loan	2011	Floating	0.85%-1.36%	9,836	3,493
€5 billion revolving credit facility	2012	Floating	—	6,453	—
$4 billion credit facility	2010-2011	Floating	—	—	—
$3.2 billion credit facility		Floating	—	3,181	—
€1.5 billion unsecured bonds	2013	Fixed	8.25%	—	2,146
€1.0 billion unsecured bonds	2016	Fixed	9.38%	—	1,426
$1.5 billion unsecured bonds	2013	Fixed	5.38%	1,500	1,500
$1.0 billion unsecured bonds	2039	Fixed	7.00%	—	943
$1.5 billion unsecured bonds	2018	Fixed	6.13%	1,500	1,500
$0.75 billion unsecured notes	2015	Fixed	9.00%	—	740
$1.5 billion unsecured notes	2019	Fixed	9.85%	—	1,457
€1.25 billion convertible bonds	2014	Fixed	7.25%	—	1,369
$800 convertible senior notes	2014	Fixed	5.00%	—	617
€0.1 billion unsecured notes	2014	Fixed	5.50%	139	144
€0.5 billion unsecured bonds	2014	Fixed	4.63%	696	720
€0.6 billion unsecured bonds	2010	Fixed	5.13%	835	864
€0.1 billion unsecured bonds	2009	Fixed	—	139	—
EBRD loans	2012-2015	Floating	1.30%-1.59%	304	238
Other loans – Floating rates	2010-2035	Floating	1.0%-4.50%	1,385	1,486
Other loans – Fixed rates	2010-2016	Fixed	3.83%-6.4%	724	678

Total Corporate				26,692	19,321

Americas
800 senior secured notes	2014	Fixed	9.75%	420	420
600 senior unsecured notes	2014	Fixed	6.50%	500	500
Other loans	2010-2019	Fixed/Floating	0.75%-21.74%	1,461	1,131

Total Americas				2,381	2,051

Europe, Asia & Africa
Other loans	2010-2022	Fixed/Floating	0.8%-16%	155	205

Total Europe, Asia & Africa				155	205

Total				29,228	21,577
Less current portion of long-term debt				3,777	1,297

Total long-term debt (excluding lease obligations)				25,451	20,280
Lease obligations (2)				216	397

Total long-term debt, net of current portion				25,667	20,677

(1)	Rates applicable to balances outstanding at December 31, 2009.
(2)	Net of current portion of 65 and 94 in 2008 and 2009, respectively.

Corporate

€17 billion credit facility

On November 30, 2006, the Company entered into a €17 billion credit agreement, comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The maturity of the €5 billion revolving credit facility is November 30, 2012. Out of the outstanding amount of €2.4 billion under the €12 billion term loan, €1.2 billion is due in May 2011 and €1.2 billion is due in November 2011. The €5 billion revolving credit facility remains unutilized as of December 31, 2009, as the outstanding loan balances under the facility were repaid during the second quarter of 2009 with proceeds from the Company’s debt, convertible debt and equity issuances (described below). During the year ended December 31, 2009, the Company repaid €4.8 billion of the outstanding amount under the €12 billion term loan facility.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

$4 billion credit facility

On May 13, 2008 ArcelorMittal entered into a $4 billion revolving credit facility which may be utilized for general corporate purposes. ArcelorMittal has to date not utilized this facility and it remains fully available. Approximately one-third of the facility matures in May 2010 and approximately two-thirds matures in May 2011. A Forward Start facility of 3,175 has been reinstated in connection with this facility, effectively extending its maturity (to the extent of 3,175) to 2012.

$3.2 billion credit facility

On April 7, 2005, the Company and certain subsidiaries entered into a five-year $3.2 billion credit facility (consisting of a $1.7 billion term loan facility and a $1.5 billion revolving credit facility) with a consortium of banks. This credit facility was cancelled during the third quarter of 2009.

Convertible Bonds

On April 1, 2009, the Company issued €1.25 billion (1,662) of unsecured and unsubordinated convertible bonds due April 1, 2014 (the “€1.25 billion convertible bonds”). These bonds bear interest at 7.25% per annum payable semi-annually on April 1 and October 1 of each year commencing on October 1, 2009.

On May 6, 2009, ArcelorMittal issued 800 of unsecured and unsubordinated convertible senior notes (the “800 convertible senior notes”) due May 15, 2014. These notes bear interest at 5.00% per annum payable semi-annually on May 15 and November 15 of each year commencing on November 15, 2009. The €1.25 billion convertible bonds and the 800 convertible senior notes are collectively referred to herein as the Convertible Bonds.

The €1.25 billion convertible bonds may be converted by the bondholders from May 11, 2009 until the end of the seventh business day preceding maturity. The 800 convertible senior notes may be converted by the noteholders from May 6, 2009 until the end of the seventh business day preceding maturity.

At inception, the Company had the option to settle the Convertible Bonds for common shares or the cash value of the common shares at the date of settlement as defined in the Convertible Bonds’ documentation. The Company determined that the agreements related to the Convertible Bonds were hybrid instruments as the conversion option gave the holders the right to put the Convertible Bonds back to the Company in exchange for common shares or the cash equivalent of the common shares of the Company based upon the Company’s share price at the date of settlement. In addition, the Company identified certain components of the agreements to be embedded derivatives. On October 28, 2009, the Company announced that it had decided to irrevocably waive the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement.

At the inception of the Convertible Bonds, the Company determined the fair value of the embedded derivatives using the binomial option valuation methodology and recorded the amounts as financial liabilities in other long-term obligations of 408 and 189 for the €1.25 billion convertible bonds and the 800 convertible senior notes, respectively. As a result of the waiver of the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement, the Company determined that the conversion option was an equity instrument. As a consequence, its fair value of 279 (198 net of tax) at the date of the waiver was transferred to equity.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

As of December 31, 2009, the fair value of the embedded derivative for the €1.25 billion convertible bonds was 1,249. The change in fair value of 897 related to the Convertible Bonds was a non-cash activity and was recorded in the statement of operations for the year ended December 31, 2009 as financing costs. Assumptions used in the fair value determination at inception and as of December 31, 2009 were as follows:

	€1.25 billion convertible bonds		800 convertible senior notes
	At inception	December 31, 2009	At inception	October 28, 2009*

Spot value of shares	€16.01	€32.18	$27.56	$34.15
Quote of convertible bonds	€21.62	€36.61	$113.22	$137.00
Credit spread (basis points)	1,049	167	602	265
Dividend per quarter	€0.135	€0.1309	$0.1875	$0.1875

*	Date of the waiver of the cash option as described above.

The Convertible Bonds did not have a dilutive impact on earnings per share for the year ended December 31, 2009.

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until ten business days before the maturity date. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Calyon, invest in other financial instruments. This bond bears a floating interest based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bond met the definition of a compound financial instrument in accordance with IFRS. As such the Company determined the fair value of the financial liability component of the bond was 55 on the date of issuance. As of December 31, 2009, 55 is included in long-term debt and carried at amortized cost. The financial liability component is presented in the other loans at floating rates in the above table. The value of the equity component of 695 (684 net of tax and fees) was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity as non-controlling interests.

Bonds

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

On December 10, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated bonds bearing interest at 3.395% per annum (issued at 100.00%) due December 10, 2009. On December 10, 2009 the bonds were repaid.

On May 27, 2008, the Company issued 3,000 principal amount of unsecured and unsubordinated fixed rated bonds in two tranches. The first tranche of 1,500 bears interest at 5.375% (issued at 99.722%) due June 2013 and the second tranche of 1,500 bears interest at 6.125% (issued at 99.571%) due June 2018.

On May 20, 2009, the Company issued unsecured and unsubordinated notes in two tranches for an aggregate principal amount of 2,250 consisting of 750 (issued at 98.931%) bearing interest at 9% per annum maturing February 15, 2015 and 1,500 (issued at 97.522%) bearing interest at 9.85% per annum maturing June 1, 2019.

On June 3, 2009, the Company issued unsecured and unsubordinated bonds in two tranches for an aggregate principal amount of €2.5 billion (3,560) consisting of €1.5 billion (issued at 99.589%) bearing interest at 8.25% per annum maturing June 3, 2013 and € 1 billion (issued at 99.381%) bearing interest at 9.375% per annum maturing June 3, 2016.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On October 1, 2009, the Company issued unsecured and unsubordinated notes for an aggregate principal amount of 1,000 (issued at 95.202%) bearing interest at 7% per annum maturing October 15, 2039.

Bonds and notes denominated in Euro (excluding convertible bonds) amounted to €3.7 billion as of December 31, 2009. Bonds and notes denominated in U.S. dollars (excluding convertible bonds) amounted to 7,173 as of December 31, 2009.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The outstanding amount in total as of December 31, 2008 and 2009 was 304 and 238, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009.

Other facilities

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million loan due 2012.

In 2007 and 2008, ArcelorMittal Finance entered into certain bilateral credit facilities totaling €950 million. During the year ended December 31, 2008, all these credit facilities were transferred to ArcelorMittal. During the year ended December 31, 2009, these bilateral credit facilities matured or were cancelled.

Forward Start facilities

During the first half of 2009, ArcelorMittal entered into facilities totaling approximately 6,000 referred to as “Forward Start” facilities, in order to extend the maturity of various facilities. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility upon its maturity, and therefore certainty as to the availability of funds for that refinancing.

In conjunction with the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided for in the facility. Subsequently, a 3,175 Forward Start facility was reinstated, extending the maturity of part of the $4 billion credit facility (to the extent of 3,175) until 2012.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. 423 (420 net of discount) was outstanding as of December 31, 2008 and 2009.

The Senior Secured Notes are secured by a pledge of 423 of ArcelorMittal USA’s First Mortgage Bonds and by a second position lien on the inventory of ArcelorMittal USA. As further credit enhancement, the Senior Secured Notes are fully and unconditionally guaranteed by ArcelorMittal USA, certain of its subsidiaries, ArcelorMittal and certain other subsidiaries. The terms of the Senior Secured Notes place certain limitations on the ability of ArcelorMittal USA and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions and various other activities. The indenture also contains covenants that are applicable to ArcelorMittal. These limitations are subject to a number of exceptions and qualifications. The Senior Secured Notes became investment grade rated as of January 19, 2006. As a result, many of the above limitations were suspended, including restrictions on paying dividends or making other distributions to shareholders.

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

On April 24, 2008 ArcelorMittal Brasil entered into a BRL 600 million loan agreement due 2010 and bearing a floating interest rate.

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

The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These include restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees.

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2009.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Scheduled maturities of long-term debt including lease obligations as of December 31, 2009 are as follows:

2010	1,391
2011	4,311
2012	1,458
2013	4,132
2014	3,965
Subsequent years	6,811

Total	22,068

The following table presents the structure of the Company’s net debt in original currencies:

		In USD equivalent as of December 31, 2009
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt and current portion of long-term debt	4,135	2,783	894	99	8	13	338
Long-term debt	20,677	10,181	9,856	378	—	10	252
Cash	6,009	2,912	2,036	209	22	9	821

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

At the reporting date the carrying amount and fair value of the Company’s interest-bearing financial instruments is:

	December 31, 2008		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	6,914	5,150	15,596	16,938
Instruments payable bearing interest at variable rates	22,595	17,709	6,472	6,069

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 15: FINANCIAL INSTRUMENTS AND CREDIT RISK

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

Cash and cash equivalents, restricted cash, short term investments and trade receivables are included in the “Loans and receivables” category, which is measured at amortized cost. Other current assets include derivative instruments of 560 and 1,250 as of December 31, 2008 and 2009, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 1,473 and 1,375 as of December 31, 2008 and 2009, respectively, which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

The Company’s short and long-term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of the Company’s variable rate debt approximates its carrying amount given its floating interest rates. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads.

The following table summarizes the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities;

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	74	—	—	74
Derivative financial assets	—	1,250	—	1,250

Total assets at fair value	74	1,250	—	1,324

Liabilities at fair value
Derivative financial liabilities	—	1,375	1,249	2,624

Total liabilities at fair value	—	1,375	1,249	2,624

Available for sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Derivative financial liabilities classified as level 3 refer to the conversion option in the €1.25 billion convertible bonds (see note 14). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds and the 800 convertible senior notes for the year ended December 31, 2009 respectively until the waiver of the cash settlement option:

Fair value of conversion option

Fair value of conversion option – €1.25 billion convertible bonds
At inception	December 31, 2009
408	1,249

Fair value of conversion option – 800 convertible senior notes
At inception	October 28, 2009*
189	279

*	Date of the waiver of the cash option as described in note 14.

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

The portfolio associated with derivative financial instruments as of December 31, 2008 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*

Interest rate swaps - fixed rate borrowings/loans	1,320	42	4.11%	264	(3)	5.37%
Other interest rate instrument	135	—			—

Total interest rate instruments		42			(3)

Foreign exchange rate instruments
Forward purchase of contracts	3,842	131		8,117	(530)
Forward sale of contracts	6,678	244		7,407	(186)
Exchange option purchases	1,818	37		—	—
Exchange options sales		—		1,941	(33)

Total foreign exchange rate instruments		412			(749)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	81	9		174	(79)
Term contracts purchases	197	50		1,342	(540)
Swaps using raw materials pricing index	10	—		35	(15)
Options sales/purchases	144	47		282	(87)

Total raw materials (base metal), freight, energy, emission rights		106			(721)

Total		560			(1,473)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The portfolio associated with derivative financial instruments as of December 31, 2009 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	1,085	32	4.11%	288	(9)	3.36%
Other interest rate instrument	140	1		—	—

Total interest rate instruments		33			(9)

Foreign exchange rate instruments
Forward purchase of contracts	5,362	111		10,145	(957)
Forward sale of contracts	11,036	962		9,776	(276)
Exchange option purchases	1,657	23		—	—
Exchange options sales	—	—		1,369	(7)

Total foreign exchange rate instruments		1,096			(1,240)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	118	20		196	(24)
Term contracts purchases	698	101		412	(102)
Swaps using raw materials pricing index	10	—		—	—
Options sales/purchases	4	—		4	—

Total raw materials (base metal), freight, energy, emission rights		121			(126)

Total		1,250			(1,375)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the loan. The Company and its counter-party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the other countries currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby impacting negatively on the Company’s operating margins.

Following its Treasury and Financial Risk Management Policy, the Company hedges its net exposure to exchange rates through forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statement of operations of its subsidiaries, its corporate net debt and other items denominated in currencies other than the U.S. dollars, for inclusion in the ArcelorMittal Consolidated Financial Statements.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries. The Company actively manages its liquidity. Following the Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed and floating ratios, maturity profile and currency mix.

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2008
	Carrying	Contractual	Less than	1-2	2-5	More than
	amount	Cash Flows	1 Year	Years	Years	5 Years

Non-derivative financial liabilities
Bonds / notes over 100	(5,730)	(7,722)	(477)	(1,458)	(3,966)	(1,821)
Loans over 100	(25,011)	(29,391)	(9,675)	(11,318)	(8,060)	(338)
Trade and other payables	(10,501)	(10,501)	(10,501)	—	—	—
Other non-derivative financial liabilities	(3,335)	(3,582)	(1,866)	(876)	(651)	(189)

Total	(44,577)	(51,196)	(22,519)	(13,652)	(12,677)	(2,348)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	(3)	—	—	—
Foreign exchange contracts	(749)	(749)	(461)	(97)	(191)	—
Other commodities contracts	(721)	(721)	(654)	(36)	(31)	—

Total	(1,473)	(1,473)	(1,118)	(133)	(222)	—

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2009
	Carrying	Contractual	Less than	1-2	2-5	More than
	amount	Cash Flows	1 Year	Years	Years	5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,041)	(4,253)	(204)	(937)	(3,112)	—
Other bonds	(12,363)	(19,517)	(1,782)	(873)	(7,792)	(9,070)
Loans over 100	(6,918)	(7,270)	(1,701)	(3,851)	(1,412)	(306)
Trade and other payables	(10,676)	(10,676)	(10,676)	—	—	—
Other non-derivative financial liabilities	(3,490)	(4,040)	(1,848)	(1,143)	(453)	(596)
Financial guarantees	(3,307)	(3,307)	(1,536)	(283)	(546)	(942)

Total	(38,795)	(49,063)	(17,747)	(7,087)	(13,315)	(10,914)

Derivative financial liabilities
Interest rate instruments	(9)	(9)	—	—	(9)	—
Foreign exchange contracts	(1,240)	(1,240)	(825)	(407)	(8)	—
Other commodities contracts	(126)	(126)	(80)	(22)	(24)	—

Total	(1,375)	(1,375)	(905)	(429)	(41)	—

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2008
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	15	—	1	—	—
Commodities	(310)	(156)	(24)	(83)	(47)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(174)	(25)	(102)	(67)	(53)

	December 31, 2009
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years	More than 2 years
Commodities	(2)	(6)	1	3	—	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(6)	1	(11)	(13)	(21)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following table presents the periods in which cash flows hedges are expected to impact the statement of operations:

	December 31, 2008
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years	More than 2 years
Forward exchange contracts	16	14	1	1	—	—
Commodities	(310)	(15)	(160)	(113)	(22)	—
Emission rights	(127)	(33)	(1)	(20)	(20)	(53)

Total	(421)	(34)	(160)	(132)	(42)	(53)

	December 31, 2009
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 Years	More than 2 years
Commodities	(2)	(7)	—	4	1	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(7)	—	(10)	(12)	(21)

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. As of December 31, 2008 the effective portion recorded in equity was 2,678, excluding deferred tax expense of 777. The effective portion represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts the ineffective portion of 349 was recorded as operating income. During 2009, 979 was recycled to cost of sales related to the sale of inventory in 2009 and changes in the estimated future raw material purchases expected to occur. Including the effects of foreign currency fluctuations, the deferred gain was 1,736, excluding deferred tax expense of 503, as of December 31, 2009. The deferred gain is expected to be recycled to the statement of operations as follows:

Year	Amount
2010	447
2011	647
2012	570
2013	72

Total	1,736

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin and copper) freight and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2008	2009
Base metals	(150)	32
Freight	(66)	4
Energy (oil, gas, electricity)	(366)	7
Emission rights	(33)	(48)

Total	(615)	(5)

Assets associated with raw material, energy, freight and emission rights	106	121
Liabilities associated with raw material, energy, freight and emission rights	(721)	(126)

Total	(615)	(5)

ArcelorMittal, consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contract. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

The fair value of raw material freight, energy and emission rights derivatives liabilities decreased from (721) to (126) as hedges matured during 2009.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2008 and 2009, the Company had a net notional position of 171 with a net fair value of (32) and a net notional position of 162 with a net fair value of (47), respectively.

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 5.

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

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	December 31, 2008		December 31, 2009
	Income	Other Equity	Income	Other Equity
10% strengthening in U.S. dollar	(288)	120	(655)	—
10% weakening in U.S. dollar	288	(120)	655	—

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2008
		Interest Rate	Cash Flow
	Rate	Swaps/Forward	Sensitivity
	Instrument	Rate Agreements	(net)
100 bp increase	(153)	(19)	(172)
100 bp decrease	153	20	173

	December 31, 2009
		Interest Rate	Cash Flow
	Rate	Swaps/Forward	Sensitivity
	Instrument	Rate Agreements	(net)
100 bp increase	(29)	(11)	(40)
100 bp decrease	29	11	40

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through statement of operations and those designated in hedge accounting relationships.

	December 31, 2008		December 31, 2009
		Other Equity		Other Equity
		Cash Flow		Cash Flow
	Income	Hedging Reserves	Income	Hedging Reserves
+10% in prices
Base Metals	18	9	13	10
Freights	2	—	(3)	—
Emission rights	—	12	—	8
Energy	12	21	7	2
-10% in prices
Base Metals	(18)	(9)	(13)	(10)
Freights	(2)	—	3	—
Emission rights	—	(12)	—	(8)
Energy	(12)	(21)	(7)	(2)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 16: EQUITY

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

On November 5, 2007, at the Extraordinary General Meeting of ArcelorMittal and Arcelor, shareholders approved the merger of former ArcelorMittal into Arcelor effective on November 13, 2007. In this second step in the two-step merger process, a holder of the former ArcelorMittal shares received one newly issued Arcelor share for every one former ArcelorMittal share (the “Exchange Ratio”). This Exchange Ratio followed the completion of a share capital restructuring of Arcelor pursuant to which each seven pre-capital restructuring shares of Arcelor were exchanged for eight post-capital restructuring shares of Arcelor. After the second step merger Arcelor was renamed ArcelorMittal.

In addition, new share capital was approved of €6.4 billion represented by 1,470 million shares without nominal value for a period ending on November 5, 2012. At the Extraordinary General Meeting held on May 13, 2008, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €644 million represented by 147 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. The new total authorized share capital was €7.1 billion represented by 1,617 million shares without nominal value.

On April 29, 2009, the Company announced an offering of approximately 141 million common shares which was closed on May 6, 2009 (the “Offering”). Pending shareholder approval for authorization to increase issued share capital, the Company entered into a Share Lending Agreement dated April 29, 2009 (the “Agreement”), with Ispat International Investments S.L. (“Ispat”), a company controlled by Mr. Lakshmi and Mrs. Usha Mittal, under which the Company borrowed 98 million shares. The 98 million borrowed shares were accounted for as treasury shares and then issued, along with 29 million other treasury shares, to fulfill all subscriptions to the Offering other than the 14 million shares subscribed by Ispat.

On June 17, 2009, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to increase the issued share capital of the Company by a maximum of 168,173,653 shares during a period of five years. On June 22, 2009, the Company issued and returned the 98 million borrowed shares to Ispat and issued to Ispat the 14 million subscribed by it in the Offering. The proceeds from the Offering, net of transaction costs, were 3.2 billion. Under the terms of the Agreement, the Company paid a share lending fee to Ispat of 2.4. As a result of the Offering, the Company realized a loss on the sale of its treasury shares for tax purposes and reversed the deferred tax liability of 682, which was previously recognized in 2008. The deferred tax liability related to the potential future recapture of an impairment expense on treasury shares (see note 18).

Following the capital increase, the issued corporate share capital amounted to €6,837 million (9,950) represented by approximately 1,561 million shares, of which approximately 1,510 million shares were outstanding as of December 31, 2009. The authorized share capital of €7,082 million is represented by 1,617 million shares, without nominal value, for a period ending on July 14, 2014.

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 million bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until 10 business days before conversion. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which are publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2009, the mandatory convertible bond is recorded as non-controlling interests of 684 and debt of 55. (See note 14).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Employee Share Purchase Plan

At the Annual General Shareholders’ meeting held on May 12, 2009 the shareholders of ArcelorMittal adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. Similar to the previous ESPP implemented in 2008 and authorized at the Annual General Shareholders’ meeting of May 13, 2008, the plan’s goal is to strengthen the link between the Company and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the 2009 and 2008 plans are the following:

•

In 2009, the plan was offered to 204,072 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 392,282 shares were subscribed (of which 1,300 shares by Members of the Group Management Board and the Management Committee of the Company). The subscription price was $36.56 before discounts. The subscription period ran from November 10, 2009 until November 19, 2009 and was settled with treasury shares on January 21, 2010.

•

In 2008, the plan was offered to 216,311 employees in 22 jurisdictions. The Company offered a maximum total number of 2,500,000 treasury shares (0.2% of issued shares). A total of 955,820 shares were subscribed, which are held in treasury for the employees. The implementation of the plan was split into two tranches (in September and November 2008). The subscription price for the first tranche was $57.05 and $21.71 for the second tranche, before discounts.

•

Pursuant to the plans, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (i) 200 shares and (ii) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to the neared whole number of shares).

For both 2009 and 2008 plans, the purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price”, less a discount equal to:

a)	15% of the reference price for a purchase order not exceeding the lower of (i) 100 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of seven thousand five hundred U.S. dollars, and thereafter;

b)	10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of (i) 200 shares, and (ii) the immediately lower whole number of shares corresponding to an investment of fifteen thousand U.S. dollars.

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts opened by BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account by Mellon Investors LLC Services.

Shares purchased under the plans are subject to a three-year lock-up period, except for the following exceptions: permanent disability of the employee, termination of the employee’s employment with the Company or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares, subject to compliance with the Company’s insider dealing regulations, or keep their shares and have them delivered to their personal securities account or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by the Company after the settlement date and they are entitled to vote their shares.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts which are based on generally accepted accounting principles and in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg, rather than its consolidated accounts which are based on IFRS. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of (new) common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in Euros.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The dividend for 2007 amounted to 1,826 ($1.30 per share) and was paid quarterly ($0.325 cents per share) on March 15, 2007, June 15, 2007, September 17, 2007 and December 17, 2007.

On November 14, 2007, ArcelorMittal announced its Board of Directors had recommended increasing the Company’s base dividend by 20 cents from $1.30 to $1.50 per share. The policy reconfirms a mechanism that will allow ArcelorMittal to return 30% of net income to shareholders through an annual base dividend, supplemented by additional share buy-backs. Based on the annual net income attributable to equity holders of the parent for the year ended December 31, 2007 of 10,368, ArcelorMittal would return a total of 3,068 to shareholders by paying a cash dividend of 2,068 and implementing a 1,000 share buy-back. This distribution policy was implemented as of January 1, 2008.

The dividend for 2008 amounted to 2,068 ($1.50 per share) and was paid quarterly ($0.375 cents per share) on March 17, 2008, June 16, 2008, September 15, 2008 and December 15, 2008.

In light of the adverse economic and market conditions, ArcelorMittal’s Board of Directors recommended on February 10, 2009, to reduce the annual dividend in 2009 to $0.75 per share (with quarterly dividend payment of $0.1875). The reduced dividend was approved by the annual general meeting of shareholders on May 12, 2009. The new quarterly dividend payments took place on March 16, 2009 (an interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. The Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs.

On October 27, 2009, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2010 with quarterly dividend payments of $0.1875 to occur on March 15, 2010, June 14, 2010, September 13, 2010 and December 15, 2010, taking into account that the first quarterly dividend payment to be paid on March 15, 2010 will be an interim dividend.

Treasury shares

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

During 2008, ArcelorMittal acquired approximately 43.8 million shares under the 44 million share buy-back program for a total amount of 3,440 at an average price of $78.58 per share. Of this amount, 10.4 million shares were acquired on February 19, 2008 from Carlo Tassara at a price of €46.40 ($68.70) per share. In total, 25 million shares were acquired from Carlo Tassara. As of December 31, 2008, ArcelorMittal had acquired approximately 43.9 million shares under the 44 million share buy-back program for a total amount of 3,449 at an average price of $78.56 per share.

On April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs under which shares were repurchased until September 5, 2008.

As of December 31, 2009, ArcelorMittal owned 51,373,092 treasury shares The decrease in the number of treasury shares since December 31, 2008 is primarily related to the Offering previously described for 28,794,371 shares, to the transfer to ArcelorMittal USA of 1,119,165 shares in order to meet their pension fund requirements (see note 22) and to the exercise of stock options during the period for 456,251 shares (as described below).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Earnings per common share

The following table provides the numerator and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008*	2009
Net income attributable to equity holders of the parent	10,368	9,466	118

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,399	1,383	1,445
Incremental shares from assumed conversion of stock options (in millions)	2	3	1

Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,401	1,386	1,446

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 5 million, 9 million and 26 million potential common shares from stock options outstanding for the years ended December 31, 2007, 2008 and 2009, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes nil, nil, and 64 million potential common shares from the Convertible Bonds described in note 14 for the years ended December 31, 2007, 2008 and 2009 because the potential common shares are anti-dilutive.

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

The Company has pledged 38.6% of its shareholding in ArcelorMittal Galati to AVAS (the governmental body in Romania responsible for privatization) in relation to the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

The Company has also entered into a share pledge agreement with AVAS for 58% of its shareholding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004. This share pledge agreement is still effective on December 31, 2009, as the Company did not receive written confirmation from AVAS on due fulfillment of the investment obligations undertaken for the five investment years.

Stock Option Plans

In 1999, the Company established the ArcelorMittal Global Stock Option Plan, known as “ArcelorMittalShares” with duration of ten years. As the initial plan reached expiration, a new “ArcelorMittal Global Stock Option Plan 2009-2018” was adopted by the Annual General Meeting shareholders on May 12, 2009 and took effect as of May 15, 2009. Under the terms of this new stock option plan, ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On August 2 and December 11, 2007, ArcelorMittal granted 5,965,200 and 13,000 options, respectively, under the ArcelorMittalShares plan to a group of key employees at an exercise price of $64.30 and $74.54, respectively. The options expire on August 2, 2017, and on December 11, 2017, respectively.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted 7,255,950, 20,585 and 48,000 options, respectively, under the ArcelorMittalShares plan to a group of key employees at an exercise price of $82.57, $22.25 and $23.75, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the new ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The options expire on August 4, 2019.

In addition, Arcelor had stock option plans (grants for 2003, 2004, 2005, 2006) with 1,346,160 options outstanding prior to step-two of the two-step merger.

In connection with the merger of Arcelor and Mittal Steel, each Arcelor stock option was provided the right to purchase or subscribe, as applicable, a number of shares equal to seven pre-capital restructuring options to purchase underlying shares in exchange for eight post-capital restructuring options to purchase underlying shares. No other modifications to the initial Arcelor stock option grants were made. This resulted in the issuance of 1,538,469 options to purchase common stock of ArcelorMittal, with an exercise price ranging from €8.46 ($12.19) per option to €30.13 ($43.40) per option.

The Company determines the fair value of the options at the date of grant using the Black-Scholes model. The fair values for options and other share-based compensation is recorded as an expense in the consolidated statement of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting.

The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (based on year of grant):

	Year of grant
	2007	2008	2009
Exercise price per share	$64.30 – 74.54	$82.57 – 22.25	$38.30
Dividend yield	2.03%	1.82% – 6.74%	1.96%
Expected annualized volatility	58%	45% – 57%	62%
Discount rate—bond equivalent yield	4.91%	4.02% – 2.52%	3.69%
Weighted average share price	$64.30 – 74.54	$82.57 – 22.25	$38.30
Expected life in years	6	6	6
Fair value of options (per share)	$32	$34 – 9	$20

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 63, 228 and 176 for each of the years ended December 31, 2007, 2008, and 2009, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Option activity with respect to ArcelorMittalShares is summarized below as of and for each of the years ended December 31, 2007, 2008, and 2009:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2006	8,450,968	$2.26 – 33.76	$28.27
Granted	5,978,200	64.30 – 74.54	64.32
Exercised	(2,129,255)	2.26 – 33.76	25.94
Cancelled	(222,566)	28.75 – 33.76	32.20
Forfeitures	(36,378)	11.94 – 33.76	30.61
Effect of legal merger	1,538,469	12.46 – 44.35	43.28

Outstanding, December 31, 2007	13,579,438	2.26 – 74.54	46.15
Granted	7,324,535	22.25 – 82.57	82.01
Exercised	(954,844)	2.26 – 64.30	31.88
Cancelled	(347,034)	2.26 – 82.57	51.28
Forfeitures	(43,629)	28.75 – 64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26 – 82.57	60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26 – 33.76	24.56
Cancelled	(539,023)	33.76 – 82.57	70.02
Forfeitures	(644,712)	2.26 – 82.57	52.20

Outstanding, December 31, 2009	24,047,380	2.26 – 82.57	55.22

Exercisable, December 31, 2009	11,777,703	2.26 – 82.57	52.46
Exercisable, December 31, 2008	6,011,214	2.26 – 82.57	39.75
Exercisable, December 31, 2007	2,595,164	2.26 – 64.30	24.49

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2009:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)
82.57	6,831,783	8.60	2,379,762
74.54	13,000	7.95	8,666
64.30	5,244,202	7.59	3,571,929
43.40	1,394,326	3.50	1,394,326
38.30	6,121,900	9.60	27,000
33.76	2,425,857	6.67	2,425,434
28.75	1,552,547	5.65	1,552,547
23.75	48,000	8.96	15,998
22.25	20,585	8.87	6,861
20.38	11,429	2.50	11,429
16.53	29,373	1.50	29,373
8.57	150,200	0.42	150,200
2.26	204,178	2.26	204,178

$2.26 – 82.57	24,047,380	7.84	11,777,703

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 17: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008*	2009
Recognized in the statement of operations
Interest expense	(1,839)	(2,044)	(1,696)
Interest income	577	497	190
Fair value adjustment on Convertible Bonds	—	—	(897)
Net gain (loss) on derivative instruments	431	(177)	(28)
Net foreign exchange result and others	(96)	(628)	(386)

Total	(927)	(2,352)	(2,817)

Recognized in equity (Company share)
Net change in fair value of available-for-sale financial assets	569	(78)	48
Effective portion of changes in fair value of cash flow hedge	(336)	1,844	(535)
Foreign currency translation differences for foreign operations	3,220	(6,129)	3,115

Total	3,453	(4,363)	2,628

*	As required IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

Net foreign exchange result and others include the net foreign exchange impact, bank fees, interest on defined benefit obligations and impairments of financial instruments. Bank fees, interests on defined benefit obligations and amounts related to taxes have been reclassified from interest expense to others to conform to current year presentation.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 18: INCOME TAX

Income tax expense (benefit)

The breakdown of the income tax expense (benefit) for each of the years ended December 31, 2007, 2008 and 2009, respectively, is summarized as follows:

	Year ended December 31,
	2007	2008*	2009
Total current income tax expense	2,544	2,494	354
Total deferred tax expense (benefit)	494	(1,366)	(4,866)

Total income tax expense (benefit)	3,038	1,128	(4,512)

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2007	2008*	2009
Net income:	10,368	9,466	118
Non-controlling interests	1,482	1,032	(43)
Income from investments in associates and joint ventures	(985)	(1,653)	(58)
Income tax expense (benefit)	3,038	1,128	(4,512)

Income (loss) before tax and income from investments in associates and joint ventures:	13,903	9,973	(4,495)

Tax expense (benefit) at the domestic rates applicable to profits (losses) in the countries	3,926	1,429	(2,975)
Permanent items	(318)	(544)	(1,325)
Benefit arising from interest in partnership	(51)	(21)	(19)
Rate changes	(209)	(151)	(13)
Net change in measurement of deferred tax assets	103	(410)	230
Benefit of tax holiday	(27)	(7)	72
Effects of foreign currency translation	(297)	728	(521)
Tax deduction	(105)	—	—
Tax credits	(14)	(95)	(296)
Other taxes	67	177	216
Others	(37)	22	119

Income tax expense (benefit)	3,038	1,128	(4,512)

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The 2007 permanent items of (318) result from deemed deductions on taxable income of (347), income tax expense of 98 on intra-company dividends and share transfers, and other taxable income of (69) relating to other permanent items.

The 2008 permanent items of (544) result from deemed deductions on taxable income of (979), tax expense relating to interest recaptures of 184, tax expense of 177 relating to non-deductible provisions and tax expense of 74 relating to other permanent items.

The 2009 permanent items of (1,325) result from deemed deductions on taxable income of (1,149), tax profit of (131) relating to tax exempt reversal on provision for litigation, tax profit of (99) relating to tax deductible capital loss on sale of shares and tax expense of 54 relating to other permanent items.

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

The 2009 net change in measurement of deferred tax assets of 230 primarily consists of tax expense of 467 due to not recognizing certain deferred tax assets in 2009 offset by additional recognition of deferred tax assets for losses of previous years of (161) and other items of (76).

Certain agreements, for example, tax holidays, relating to acquisitions and capital investments undertaken by the Company, provide reduced tax rates, fixed amounts of tax as in Kazakhstan (expiring in 2009), or, in some cases exemption from income tax as in Algeria (expiring in 2014).

The effects of foreign currency translation of 297, 728 and 521 at December 31, 2007, 2008 and 2009, respectively, pertain to certain entities with the US dollar as functional currency and the local currency for tax purposes.

The tax deduction of 105 in 2007 relates to federal governmental incentives granted to ArcelorMittal Tubarão in Brazil as part of a program to promote the development of the Brazilian northeast region.

The tax credits of 95 and 296 in 2008 and 2009 respectively are mainly attributable to our operating subsidiaries in Spain. They relate to credits claimed on research and development, credits on investment and to tax sparing credits.

Other taxes include withholding taxes on dividends, services, royalties and interests. It also includes Secondary Taxation on Companies (“STC”), which is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the STC tax in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 3,015, 2,978 and 2,956 in 2007, 2008 and 2009, respectively, it would be subject to additional taxes of 274, 271 and 269, respectively. STC on dividends declared in 2007, 2008 and 2009 were 67, 31 and 17, respectively.

Others of (37) in 2007 consists of tax expense of 110 due to a change in Mexican tax law, tax expense of 92 for deferred tax liabilities recorded on investments, a tax benefit of 193 due to a release of tax liabilities following the finalization of tax audits, and other tax benefits of 46. Others of 119 in 2009 mainly consists of a tax provision of 40 for the restructuring of a US subsidiary, tax expense of 51 due to recognition of a flat tax effect in Mexico and tax expense of 28 due to prior period taxes.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The net deferred tax benefit (expense) recorded directly to equity was 286, (789) and 406 as of December 31, 2007, 2008 and 2009, respectively. The net current tax benefit (expense) recorded directly to equity was (119), (67) and 18 as of December 31, 2007, 2008 and 2009, respectively.

Income tax recognized directly in equity

	2007	2008	2009
Current tax
Recognized in other comprehensive income on:
Foreign currency translation adjustments	(119)	(67)	18

	(119)	(67)	18

Deferred tax
Recognized in other comprehensive income on:
Unrealized gain (loss) on available-for-sale securities	(7)	9	(3)
Unrealized gain (loss) on derivative financial instruments	147	(868)	174
Foreign currency translation adjustments	146	55	(370)
Recognized in additional paid-in capital on:
Movements on treasury shares	—	15	682
Recognized in retained earnings on:
Cancellation of cash settlement option on 800 convertible senior notes	—	—	(81)
Recognized in non-controlling interests on:
Issuance of bonds mandatorily convertible in shares of subsidiaries	—	—	4

	286	(789)	406

In 2008, the Company recognized an impairment expense for tax purposes as the market value of its treasury shares was lower than the recorded value. The impairment expense resulted in the recognition of a deferred tax asset as the Company had tax loss carryforwards in Luxembourg. In addition, the Company recognized a deferred tax liability for the potential future recapture of the recognized impairment expense. In accordance with IFRS, the corresponding tax benefit and expenses, netting to zero, was recognized in the consolidated statements of changes in equity. As a result of the Offering, the Company realized a loss on the sale of shares for tax purposes and reversed 682 of the deferred tax liability previously recognized.

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2008*	2009	2008*	2009	2008*	2009
Intangible assets	179	167	(1,195)	(1,104)	(1,016)	(937)
Property, plant and equipment	237	277	(9,712)	(9,293)	(9,475)	(9,016)
Inventories	565	421	(470)	(425)	95	(4)
Available-for-sale financial assets	—	—	(14)	(12)	(14)	(12)
Financial instruments	77	436	(67)	(92)	10	344
Other assets	98	258	(1,533)	(665)	(1,435)	(407)
Provisions	2,755	2,806	(574)	(1,008)	2,181	1,798
Other liabilities	861	455	(343)	(677)	518	(222)
Tax losses carried forward	3,164	7,468	—	—	3,164	7,468
Tax credits	424	724	—	—	424	724
Untaxed reserves	—	—	(41)	(42)	(41)	(42)

Deferred tax assets / (liabilities)	8,360	13,012	(13,949)	(13,318)	(5,589)	(306)

Deferred tax assets					805	4,838
Deferred tax liabilities					(6,394)	(5,144)

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

Deferred tax assets not recognized by the Company as of December 31, 2008* were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	11,370	3,557	3,164	393
Tax credits and other tax benefits	719	719	424	295
Other temporary differences	15,928	5,017	4,772	245

Total		9,293	8,360	933

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Deferred tax assets not recognized by the Company as of December 31, 2009 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets

Tax losses carried forward	27,315	8,220	7,468	752
Tax credits and other tax benefits	1,410	844	724	120
Other temporary differences	15,845	4,966	4,820	146

Total		14,030	13,012	1,018

ArcelorMittal had unrecognized deferred tax assets relating to tax loss carry forwards and other temporary differences, amounting to 933 and 1,018 as of December 31, 2008 and 2009, respectively. As of December 31, 2009, most of the deferred tax assets not recognized relate to tax loss carry forwards attributable to various subsidiaries located in different jurisdictions (primarily Belgium, Brazil, Luxembourg, Mexico and the United States) with different statutory tax rates. Therefore, the amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The majority of unrecognized tax losses have an expiration date. In addition, the utilization of tax loss carry forwards is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs.

At December 31, 2009, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the total deferred tax assets of 4,838 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the total deferred tax assets is approximately 16,409. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax loss carry forwards and other deferred tax assets that have been recognized in its consolidated financial statements. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

In 2007, ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. There was no material change to these liabilities as of December 31, 2008 and December 31, 2009. Investments in our subsidiaries are not expected to reverse in the foreseeable future and therefore capital gains are not anticipated. The aggregate amount of deferred tax liabilities relating to investments in subsidiaries, branches and associates and investments that is not recognized is approximately 471.

Tax loss carry forwards

At December 31, 2009, the Company had total estimated net tax loss carry forwards of 27,315.

Such amount includes net operating losses of 5,914 primarily related to subsidiaries in Canada, Mexico, Poland, Romania, Spain, Russia and the United States, which expire as follows:

Year expiring	Amount
2010	70
2011	4
2012	8
2013	37
2014	1,174
2015 - 2029	4,621

Total	5,914

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The remaining tax loss carry forwards of 21,401 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

Tax loss carry forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss carry forwards in future years.

NOTE 19: PROVISIONS

The movements by provision were as follows:

	Balance at December 31, 2007	Additions	Deductions - Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2008
Environmental (see note 23)	889	125	(146)	—	(99)	769
Asset retirement obligations	176	22	(3)	71	12	278
Restructuring	565	215	(117)	8	(105)	566
Voluntary separation plans (1)	—	945	—	—	(10)	935
Litigation (see note 23)	1,023	847	(252)	66	(83)	1,601
Commercial agreements and onerous contracts	134	743	(29)	12	(5)	855
Other (2)	813	317	(519)	16	4	631

	3,600	3,214	(1,066)	173	(286)	5,635

Short-term provisions	1,144					3,292
Long-term provisions	2,456					2,343

	3,600					5,635

	Balance at December 31, 2008	Additions	Deductions - Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2009
Environmental (see note 23)	769	72	(131)	—	33	743
Asset retirement obligations	278	49	(2)	—	11	336
Restructuring	566	78	(131)	1	(183)	331
Voluntary separation plans (1)	935	280	(685)	—	(218)	312
Litigation (see note 23)	1,601	296	(803)	2	125	1,221
Commercial agreements and onerous contracts	855	471	(1,150)	—	(2)	174
Other (2)	631	266	(321)	3	(142)	437

	5,635	1,512	(3,223)	6	(376)	3,554

Short-term provisions	3,292					1,433
Long-term provisions	2,343					2,121

	5,635					3,554

(1)

Voluntary separation plans were announced at the end of 2008 by the Group Management Board and were largely completed in 2009. As of December 2009, the outstanding provision relates to remaining plans primarily in France, Romania, USA, Poland, Bosnia, Ukraine, Belgium, Czech Republic, Argentina, Kazakhstan, Germany and Spain.

(2)	Other includes provisions for technical warranties, guarantees as well as other disputes.

There are uncertainties regarding the timing of the provisions which are planned to be used in a period of one to four years except for the environmental provisions which are planned to be used for up to 20 years.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 20: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following as of December 31:

	2008*	2009
Accrued payroll and employee related expenses	1,949	1,949
Other payables	1,942	1,810
Other creditors	1,143	1,349
Revaluation of derivative instruments	1,094	905
Other amounts due to public authorities	791	731
Unearned revenue and accrued payables	317	217

Total	7,236	6,961

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

NOTE 21: COMMITMENTS

The Company’s commitments consist of three main categories:

•	non-cancellable operating leases,

•	various purchase and capital expenditure commitments,

•	pledges, guarantees and other collateral instruments given to secure financial debt and credit lines.

Operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2009 according to maturity periods are as follows:

Less than 1 year	88
1-3 years	172
4-5 years	120
More than 5 years	141

Total	521

The operating leases are mainly related to land, properties, warehouses, machineries and technical equipment.

Commitments given

	December 31
	2008	2009
Purchase commitments	29,724	26,229
Capital expenditure commitments	2,233	1,515
Guarantees, pledges and other collateral	4,796	4,944
Other commitments	5,759	5,895

Total	42,512	38,583

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Guarantees, property and other collateral

Property pledges and guarantees mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued related to external debt financing.

Guarantees consist of guarantees of financial loans and credit lines granted to non-consolidated subsidiaries and investments and joint ventures accounted for under the equity method, first demand and documentary guarantees, as well as guarantees provided to state authorities such as customs.

Other collateral and guarantees include documentary credits, letters of credit and sureties.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, commitments incurred under operating leases and credit lines confirmed to customers but not drawn, and commitments relating to grants.

Commitments received

	December 31
	2008	2009
Endorsements and guarantees received from non-consolidated companies	921	1,033
Other commitments received	7,037	13,647

Total	7,958	14,680

Other commitments received

Other commitments received includes commitments deriving from bills, sureties and guarantees provided by third parties. It also includes the unutilized and available portions of the Company’s €5 billion revolving credit facility and $4 billion credit facility (see note 14).

Multi-currency Letter of Credit Facility: On December 30, 2005 the Company entered into a multi-currency revolving letter of credit facility in an aggregate amount equal to 800 with a consortium of lenders. The amount available under this facility was 418 as of December 31, 2009. This facility is used by the Company and its subsidiaries for the issuance of letters of credit and guarantees. The terms of the letter of credit and guarantees contain certain restrictions as to duration. On December 16, 2009 the financial covenant has been aligned to the financial covenant included in the €17 billion credit facility and the $4 billion credit facility.

Other guarantee credit and letter of credit facilities: In 2004, 2005 and 2006 the Company entered guarantee credit facilities currently totaling €220 million (317).

NOTE 22: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future healthcare cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statement of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 1,678 for pensions and 401 for other post retirement benefits as of December 31, 2009.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On August 30, 2008 ArcelorMittal USA reached a labor agreement with the United Steelworkers of America (the “USW”) for most of its steel plants and iron ore operations in the US. The USW ratified this agreement on October 21, 2008. The agreement increased wages, provided a signing bonus of six thousand dollars per employee, increased the pension multiplier for certain employees, increased payments into Steelworkers pension trust, provided for a lump sum payment upon retirement for certain employees, and reduced the premium retirees must pay for healthcare.

The most significant change to this agreement is the change in the funding principles of a Voluntary Employee Benefit Association (“VEBA”) for retiree healthcare. Previously this fund was accounted for as a profit-sharing arrangement. The change in the contractual obligation led to the recognition in 2008 of a liability and other post-employment expense of 1,424 for those obligations had previously vested. The cash outflow related to these benefits is a requirement to fund 25 per quarter into the VEBA for the first four years plus a cash payment of 90 in 2008 for profits earned prior to signing the contract. The impact of those changes is discussed further in the post-employment benefits section of this note.

The Company agreed in 2008 to transfer to ArcelorMittal USA a number of shares held in treasury equal to 130, subject to certain adjustments, in several tranches until the end of 2010 to provide a means for ArcelorMittal USA to meet its cash funding requirements to the ArcelorMittal USA Pension Trust. The first tranche, consisting of 1,121,995 treasury shares, was transferred on December 29, 2008 for consideration of $23.72 per share, the New York Stock Exchange opening price on December 23, 2008. The second tranche, consisting of 119,070 treasury shares, was transferred on June 29, 2009 for consideration of $32.75 per share, the New York Stock Exchange opening price on June 26, 2009. The third tranche, consisting of 1,000,095 treasury shares, was transferred on September 15, 2009, for consideration of $39.00 per share, the New York Stock Exchange opening price on September 14, 2009.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

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

Canada

The primary pension plans are those of ArcelorMittal Dofasco and ArcelorMittal Mines Canada. The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer also contributes a percentage of profits in the defined contribution plan. The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service. This plan was closed for new hires on December 31, 2009, and replaced by a defined contribution pension plan with contributions related to age and services. The ArcelorMittal Mines Canada hourly workers’ defined benefit plan is a unionized plan and is still open to new hires.

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

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2008
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	45%	55%	7%	13%	34%	39%
Fixed Income (including cash)	35%	40%	91%	69%	52%	56%
Real Estate	7%	—	—	—	—	—
Other	13%	5%	2%	18%	14%	5%

Total	100%	100%	100%	100%	100%	100%

	December 31, 2009
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	57%	9%	10%	34%	28%
Fixed Income (including cash)	25%	41%	89%	79%	48%	72%
Real Estate	4%	—	—	1%	1%	—
Other	16%	2%	2%	10%	17%	—

Total	100%	100%	100%	100%	100%	100%

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal except for the transaction explained previously. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of (1,128) and 950 in 2008 and 2009, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2009
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	63%	60%	15%	15%	35%	50%
Fixed Income (including cash)	23%	40%	85%	77%	55%	50%
Real Estate	5%	—	—	2%	—	—
Other	9%	—	—	6%	10%	—

Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation, plan assets and statement of financial position.

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	10,512	3,078	3,034	639	2,486	1,069	206
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Plan amendments	180	155	11	—	10	—	4
Plan participants’ contribution	6	—	1	3	1	—	1
Acquisition	20	—	—	—	—	—	20
Curtailments and settlements	12	—	(1)	(1)	(12)	—	26
Actuarial (gain) loss	(141)	50	(248)	37	42	(15)	(7)
Benefits paid	(760)	(225)	(167)	(37)	(194)	(92)	(45)
Foreign currency exchange rate differences and other movements	(1,258)	—	(577)	(171)	(182)	(288)	(40)

Benefit obligation at end of the period	9,359	3,281	2,275	550	2,316	743	194

Change in plan assets
Fair value of plan assets at beginning of the period	8,091	2,627	2,707	731	623	1,290	113
Expected return on plan assets	584	215	182	82	25	69	11
Actuarial loss	(1,712)	(915)	(631)	(24)	(24)	(103)	(15)
Employer contribution	458	213	170	18	56	—	1
Plan participants’ contribution	6	—	1	3	1	—	1
Settlements	(11)	—	—	—	(11)	—	—
Benefits paid	(589)	(224)	(166)	(37)	(64)	(92)	(6)
Foreign currency exchange rate differences and other movements	(1,039)	—	(477)	(184)	(40)	(338)	—

Fair value of plan assets at end of the period	5,788	1,916	1,786	589	566	826	105

(Unfunded) funded status of the plans	(3,571)	(1,365)	(489)	39	(1,750)	83	(89)
of which net present value of funded obligation	(2,170)	(1,323)	(477)	39	(506)	83	14
of which present value of unfunded obligation	(1,401)	(42)	(12)	—	(1,244)	—	(103)
Unrecognized net actuarial loss	1,969	1,700	179	44	22	—	24
Unrecognized past service cost	29	28	—	—	1	—	—
Prepaid due to unrecoverable surpluses	(155)	—	—	(69)	(3)	(83)	—

Net amount recognized	(1,728)	363	(310)	14	(1,730)	—	(65)

Net assets related to funded obligations	491	406	49	17	—	—	19

Recognized liabilities	(2,219)	(43)	(359)	(3)	(1,730)	—	(84)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Change in benefit obligation
Benefit obligation at beginning of the period	9,359	3,281	2,275	550	2,316	743	194
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Plan amendments	46	—	6	—	35	—	5
Plan participants’ contribution	5	—	1	2	1	—	1
Acquisition	3	—	—	—	3	—	—
Curtailments and settlements	(24)	—	—	(10)	(9)	—	(5)
Actuarial (gain) loss	330	—	168	22	141	(4)	3
Benefits paid	(769)	(247)	(174)	(43)	(188)	(90)	(27)
Foreign currency exchange rate differences and other movements	867	—	393	198	82	190	4

Benefit obligation at end of the period	10,612	3,270	2,888	799	2,544	910	201

Change in plan assets
Fair value of plan assets at beginning of the period	5,788	1,916	1,786	589	566	826	105
Expected return on plan assets	479	156	140	79	23	71	10
Actuarial gain (loss)	471	265	130	39	42	(4)	(1)
Employer contribution	302	48	202	13	38	—	1
Plan participants’ contribution	5	—	1	2	1	—	1
Settlements	(3)	—	—	(9)	6	—	—
Benefits paid	(613)	(244)	(173)	(43)	(55)	(90)	(8)
Foreign currency exchange rate differences and other movements	766	—	310	215	23	218	—

Fair value of plan assets at end of the period	7,195	2,141	2,396	885	644	1,021	108

(Unfunded) funded status of the plans	(3,417)	(1,129)	(492)	86	(1,900)	111	(93)
of which net present value of funded obligation	(1,883)	(1,095)	(477)	86	(519)	111	11
of which present value of unfunded obligation	(1,534)	(34)	(15)	—	(1,381)	—	(104)
Unrecognized net actuarial loss	1,678	1,242	251	30	127	—	28
Unrecognized past service cost	3	2	—	—	1	—	—
Prepaid due to unrecoverable surpluses	(221)	—	(3)	(104)	(3)	(111)	—

Net amount recognized	(1,957)	115	(244)	12	(1,775)	—	(65)

Net assets related to funded obligations	294	194	65	17	—	—	18

Recognized liabilities	(2,251)	(79)	(309)	(5)	(1,775)	—	(83)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 155 and 221 at December 31, 2008 and 2009, respectively.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic pension cost
Service cost	176	39	73	10	45	—	9
Interest cost	574	167	152	60	107	73	15
Expected return on plan assets	(580)	(221)	(176)	(76)	(24)	(73)	(10)
Charges due to unrecoverable surpluses	16	—	—	16	—	—	—
Curtailments and settlements	118	—	72	—	(2)	—	48
Amortization of unrecognized past service cost	13	—	3	—	10	—	—
Amortization of unrecognized actuarial (gain) loss	71	68	4	—	(1)	—	—

Total	388	53	128	10	135	—	62

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic pension cost (benefit)
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Expected return on plan assets	(584)	(215)	(182)	(82)	(25)	(69)	(11)
Charges due to unrecoverable surpluses	(8)	—	—	(11)	3	—	—
Curtailments and settlements	25	—	(1)	—	—	—	26
Amortization of unrecognized past service cost	152	127	11	—	10	—	4
Amortization of unrecognized actuarial (gain) loss	78	69	(6)	12	2	—	1

Total	451	204	44	(1)	155	—	49

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHER
Net periodic pension cost
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Expected return on plan assets	(479)	(156)	(140)	(79)	(23)	(71)	(10)
Charges due to unrecoverable surpluses	13	—	3	10	—	—	—
Curtailments and settlements	(13)	—	—	1	(11)	—	(3)
Amortization of unrecognized past service cost	72	26	6	—	35	—	5
Amortization of unrecognized actuarial loss	201	184	10	6	—	—	1

Total	589	290	98	18	164	—	19

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits

In connection with the current labor agreement between ArcelorMittal USA and the USW, the Company agreed to changes to an existing Voluntary Employee Benefit Association (“VEBA”). The VEBA provided limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Contributions into the trust were calculated based on quarterly operating income and on certain overtime hours worked. Benefits paid were based on the availability of funds in the VEBA.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Under the current agreement ArcelorMittal USA agreed to contribute a fixed amount of 25 per quarter and to develop a program of benefits for the Legacy Retirees. Agreements with the USW capped ArcelorMittal USA’s share of healthcare costs for ArcelorMittal USA retirees at 2008 levels for years 2010 and beyond. The VEBA will be responsible for reimbursing ArcelorMittal USA for any costs in excess of the cap for retirees of ArcelorMittal USA. Because the current labor agreement specifies the level of benefits to be provided and ArcelorMittal USA is the only source of funding, the obligation meets the definition of a defined benefit plan. Accordingly, ArcelorMittal USA recognized a liability of 571 for the actuarial determined amount of benefits expected to be paid to the Legacy Retirees net of the existing assets in the VEBA trust in 2008. Since these individuals have all retired, the expense was recognized immediately in 2008. ArcelorMittal USA also determined that removing the cap on future healthcare costs increased the defined benefit obligation by 1,061 of which 853 was vested and recognized immediately in 2008. The remaining balance will be recognized evenly over the average period of estimated future service life until the benefits become vested.

The Company has significant assets mostly in the aforementioned VEBA post employment benefit plans. These assets consist of 99% in fixed income and 1% in cash. The total fair value of the assets in VEBA trust was 531 as of December 31, 2009.

Summary of changes in the other post employment benefit obligation and the change in plan assets:

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	2,805	1,215	983	6	522	79
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Plan amendment	1,695	1,642	2	—	8	43
Actuarial loss (gain)	224	379	(155)	—	(18)	18
Benefits paid	(250)	(135)	(36)	(1)	(78)	—
Curtailments and settlements	4	4	—	—	—	—
Divestitures	(47)	(47)	—	—	—	—
Foreign currency exchange rate changes and other movements	557	670 (1)	(189)	(1)	112	(35)

Benefits obligation at end of period	5,254	3,861	667	5	603	118
Fair value of assets	635	623	—	—	12	—

Unfunded (net) status of the plans	(4,619)	(3,238)	(667)	(5)	(591)	(118)
of which net present value of funded obligation	(774)	(742)	—	—	(32)	—
of which present value of unfunded obligation	(3,845)	(2,496)	(667)	(5)	(559)	(118)
Unrecognized net actuarial loss (gain)	454	695	(223)	—	(35)	17
Unrecognized past service cost (benefit)	199	197	(1)	—	3	—

Net amount recognized	(3,966)	(2,346)	(891)	(5)	(623)	(101)

(1)	Includes the existing VEBA trust assets.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Change in post-employment benefit obligation
Benefit obligation at beginning of period	5,254	3,861	667	5	603	118
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Plan amendment	42	24	—	—	18	—
Actuarial loss (gain)	46	38	(17)	(1)	32	(6)
Benefits paid	(327)	(203)	(36)	—	(68)	(20)
Curtailments and settlements	(70)	—	—	—	(70)	—
Divestitures	(4)	—	—	—	(4)	—
Foreign currency exchange rate changes and other movements	116	—	108	1	5	2

Benefits obligation at end of period	5,416	3,963	778	5	564	106
Fair value of assets	577	559	—	—	18	—

Unfunded (net) status of the plans	(4,839)	(3,404)	(778)	(5)	(546)	(106)
of which net present value of funded obligation	(747)	(715)	—	—	(32)	—
of which present value of unfunded obligation	(4,092)	(2,689)	(778)	(5)	(514)	(106)
Unrecognized net actuarial loss (gain)	401	670	(259)	—	(20)	10
Unrecognized past service cost	131	129	—	—	2	—

Net amount recognized	(4,307)	(2,605)	(1,037)	(5)	(564)	(96)

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2007
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost
Service cost	62	9	19	—	16	18
Interest cost	139	64	52	1	22	—
Expected return on plan assets	(3)	(2)	—	—	(1)	—
Curtailments and settlements	20	11	13	—	(4)	—
Amortization of unrecognized past service cost	4	—	—	—	4	—
Amortization of unrecognized actuarial (gain) loss	23	27	—	(1)	(3)	—

Total	245	109	84	—	34	18

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Expected return on plan assets	(16)	(15)	—	—	(1)	—
Curtailments and settlements	6	6	—	—	—	—
Amortization of unrecognized past service cost	1,504	1,458	1	—	2	43
Amortization of unrecognized actuarial (gain) loss	6	12	(15)	—	9	—

Total	1,766	1,594	48	1	67	56

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost (benefit)
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Expected return on plan assets	(39)	(38)	—	—	(1)	—
Curtailments and settlements	(70)	—	—	—	(70)	—
Amortization of unrecognized past service cost	110	92	—	—	18	—
Amortization of unrecognized actuarial (gain) loss	35	32	(16)	(1)	19	1

Total	395	329	40	(1)	14	13

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2007	2008	2009	2007	2008	2009
Discount rate	5.17% – 10.77%	5.42% – 10.77%	4.97% – 15%	2.94% – 10.77%	4.25% – 10.77%	4.5% – 10.77%
Rate of compensation increase	2% – 8%	2.50% – 9.2%	1.71% – 14%	1% – 8%	1.5% – 7.12%	2% – 7.12%
Expected long-term rate of return on plan assets	3.54% – 11.25%	3.47% – 11.72%	3.52% – 11.26%	4.5% – 5%	4.5% – 6.11%	4.5% – 6.12%

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Healthcare Cost Trend Rate

	December 31,
	2007	2008	2009
Healthcare cost trend rate assumed	2.5% – 6.31%	3% – 5.71%	3% – 5.4%

Cash Contributions

In 2010, the Company expects its cash contributions to amount to 546 for pension plans, 203 for other post employment benefits plans and 149 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 207 in 2009.

Statement of Financial Position

Together with plans and obligations that do not constitute pension or other post-employment benefits, the total deferred employee benefits are as follows:

	December 31,
	2008	2009
Pension plan benefits	2,219	2,251
Other post-employment benefits	3,966	4,307
Early retirement benefits	669	886
Other long-term employee benefits	257	139

Total	7,111	7,583

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to ArcelorMittal’s pension plans (as of December 31, 2009, the defined benefit obligation (“DBO”) for pension plans was 10,612):

	Effect on 2010 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2009 DBO
Change in assumption
100 basis point decrease in discount rate	(11)	1,134
100 basis point increase in discount rate	8	(948)
100 basis point decrease in rate of compensation	(33)	(255)
100 basis point increase in rate of compensation	39	278
100 basis point decrease in expected return on plan assets	(67)	—
100 basis point increase in expected return on plan assets	67	—

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2009 the DBO for post-employment benefit plans was 5,416):

	Effect on 2010 Pre-Tax OPEB Expense (sum of Service cost and interest cost)	Effect of December 31, 2009 DBO
Change in assumption
100 basis point decrease in discount rate	(10)	640
100 basis point increase in discount rate	8	(532)
100 basis point decrease in healthcare cost trend rate	(39)	(504)
100 basis point increase in healthcare cost trend rate	42	576

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

Experience adjustments

The two year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2008	2009
Present value of the defined benefit obligations	(9,359)	(10,612)
Fair value of the plan assets	5,788	7,195
Deficit	(3,571)	(3,417)
Experience adjustments: (increase)/decrease plan liabilities	(122)	(161)
Experience adjustments: increase/(decrease) plan assets	(1,712)	471

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2008	2009
Present value of the defined benefit obligation	(5,254)	(5,416)
Fair value of the plan assets	635	577
Deficit	(4,619)	(4,839)
Experience adjustments: (increase)/decrease in plan liabilities	(142)	14
Experience adjustments: increase/(decrease) in plan assets	(19)	11

NOTE 23: CONTINGENCIES

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

In the cases in which quantifiable fines and penalties have been assessed, the Company has indicated the amount of such fine or penalty or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and have accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed our estimate of the range of potential loss.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2009, ArcelorMittal had established reserves of 743 for environmental remedial activities and liabilities, including 348 in provisions relating to Europe, 219 in provisions relating to the United States, 151 in provisions relating to South Africa and 17 in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue recording provisions in this respect in the future.

United States

ArcelorMittal USA’s environmental provisions of 210 are mainly related to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include 1 to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor (East), Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor (East) facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor (East) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 11 for RCRA Corrective Action, and 25 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 47 for anticipated remediation and post remediation activities at this site. The reserved amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containments in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of up to ten years to reach the current target value of approximately 29. After the treatment trust is fully funded, the treatment trust will then be used to fund the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 28 for this matter.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and submitted information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of EPA’s allegations relate to recent compliance performance and some relate to acts by former facility owners that occurred 15-25 years ago. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with EPA and affected state environmental agencies are planned with regard to EPA’s expressed concerns.

Europe

Provisions total 348 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (119), Luxembourg (99) and Belgium (97). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 119, principally relating to the remediation of former coke plant sites and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires significant environmental remediation such as soil and groundwater treatment and remediation of waste equipment.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of PCBs and asbestos-containing material at the Dunkirk, Montataire and Mardyck sites.

The Stainless France environmental provision relates to the demolition and clean-up of the Ardoise plant following the end of activity at this site. For the Isbergues site, the provision is related to environmental risks (PCB and asbestos removal) and demolition and clean-up for adaptation of the activity. A provision at Gueugnon plant is related to environmental risks such as soil remediation, PCB removal and asbestos removal.

Luxembourg

In Luxembourg, there is an environmental provision of 99, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean pond water in Differdange in order to meet the requirements of the Luxembourg Environment Administration (Administration de l’Environnement) regarding discharge in the Chiers River and maintaining sufficient cold water reserves to permit the production of degassed steel in warmer months. The cleaning started in 2006 and is expected to complete in 2011.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Luxembourg also has a provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumps in Monderçange, Dudelange, Differdange and Dommeldange. Soil and groundwater treatment needs to be performed in Terre-Rouge within the next two years, to eliminate the sludge and clean the soil to accommodate the expansion of the city of Esch-sur-Alzette.

Belgium

In Belgium, there is an environmental provision of 97, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the Coking Plant at the AM Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the removal of transformers and the disposal of waste that cannot be recycled internally on the AM Gent site and the removal and disposal of PCBs and asbestos-containing material.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 151 to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately 48 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 66 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately 57 of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 30 years. Approximately 35 of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately 11 relates to the Vereeniging and Saldanha site.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment. As of December 31, 2009, ArcelorMittal had established reserves for asset retirement obligations of 35 in provisions relating to Canada and 27 in provisions relating to South Africa. Most of the AROs relate to ancillary plants and equipment that will be retired as part of the closure of the facilities subject to remediation obligations.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs of approximately 27 for utilization over 18 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

Environmental Remediation Obligations (“EROs”)

EROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to restore a site at the end of its useful life. As of December 31, 2009, ArcelorMittal had established reserves for environmental remediation obligations of 130 in provisions relating to Ukraine and 96 in provisions relating to Russia.

The EROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to the restoration plan of the mine.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The EROs in Russia are related to rehabilitation of three coal mines upon closure of the mines pursuant to the mining plan. It is mainly related to quality control of water pumped out of mines and monitoring of gas drainage bore-holes, soil and air.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2009, ArcelorMittal has established reserves in the aggregate of approximately 9 for the claims disclosed below.

Brazil

The Brazilian Federal Revenue Service has claimed that ArcelorMittal Brasil owes 138 for IPI (Manufactured Goods Tax) concerning (1) its use of tax credits on the purchase of raw materials that were non-taxable, exempt from tax or subject to a 0% tax rate and (2) the disallowance of IPI credits recorded five to ten years after the relevant acquisition. On March 31, 2009, ArcelorMittal Brasil agreed to participate in a Federal Revenue program settling a number of these disputes. On November 30, 2009, ArcelorMittal Brasil paid the full amount due under the program (i.e., 60) with 13 in cash and the remainder by utilization of tax loss carryforwards, closing this case.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit though the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 690 at December 31, 2009. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment, ArcelorMittal Brasil is appealing to the administrative tribunal of second instance.

The Brazilian Social Security Administration has claimed that ArcelorMittal Brasil owes certain amounts for social contributions in respect of amounts paid by ArcelorMittal Brasil to employees under its profit sharing scheme for the 1998-2005 period. In December 2007, it issued a further 11 tax assessments to ArcelorMittal Brasil in respect of the same subject matter, bringing the total amount claimed to 112. On November 30, 2009, ArcelorMittal adhered to a Federal Revenue program pursuant to which it was required to pay 56 of which 40 is payable in 30 monthly installments and the remainder by utilization of tax loss carryforwards, closing this case.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Segunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 61, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties are appealing the decision.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2009, ArcelorMittal has established reserves of approximately 235 in the aggregate for the claims disclosed below:

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA Inc., and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations against it to be entirely unfounded.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil that resulted in ArcelorMittal Brasil’s having to pay a penalty of 62. ArcelorMittal Brasil has appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.) – now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine – and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal and its subsidiaries are cooperating fully with the European Commission in this investigation. On October 2, 2008, the European Commission sent a Statement of Objections to (1) ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine for their involvement in the alleged practices under investigation; and (2) ArcelorMittal France (as successor of Usinor), ArcelorMittal Espana and ArcelorMittal (as legal successor to Mittal Steel) in their capacity as former or current parent companies of the current and former subsidiaries involved in the investigation. The Statement of Objections does not indicate the amount of the fine that the European Commission intends to impose on any of the companies. A response to the Statement of Objections was submitted in December 2008 and a hearing took place in February 2009. The European Commission can impose fines for breaches of EU competition law of up to a maximum of 10% of the worldwide annual revenues of the relevant entity in the business year preceding the Commission’s decision. The amount of the fine is influenced by, inter alia, the relevant entity’s direct or indirect involvement in the alleged anti-competitive practices. ArcelorMittal is currently unable to assess the amount of any fines that will result. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on it relating to any matters that occurred while these entities were owned by Arcelor.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 120 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 28 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines.

In 2004, the French competition authorities (La Direction Générale de la Consommation et de la Repression des Fraudes) commenced an investigation into alleged anti-competitive practices in the steel distribution sector in France, including by Arcelor Négoce Distribution, a subsidiary of Arcelor. The case was then referred to the French Competition Council (Conseil de la Concurrence), which conducted an investigation. On March 5, 2008, a Statement of Objections was issued to three subsidiaries of ArcelorMittal (PUM Service d’Acier, Arcelor Profil and AMD Sud/Ouest). On December 16, 2008, the French Competition Council imposed fines of €575 million, of which €302 million was apportioned to subsidiaries of ArcelorMittal. In its decision, the French Competition Council concluded that these companies had agreed to fix prices and allocate markets and customers from the period of 1999 to 2004 through regular meetings and exchanges of information. ArcelorMittal appealed the amount of the fine in January 2009 and in January 2010, the Paris Court of Appeals reduced it from €575 million to €74 million (of which €42 million is payable by ArcelorMittal). This decision is subject to appeal.

South Africa

ArcelorMittal South Africa was involved in a dispute with Harmony Gold Mining Company Limited and Durban Roodeport Deep Limited in which the latter companies alleged that ArcelorMittal South Africa was in violation of the Competition Act. In 2007, the Competition Tribunal ruled in favor of the plaintiffs and imposed a penalty on ArcelorMittal South Africa of approximately 97 and behavioral remedies. On May 29, 2009, the Competition Appeal Court ordered both decisions of the Competition Tribunal of 2007 to be set aside, both on the merits and on the remedies thereof, and referred the matter back to the Competition Tribunal. On September 14, 2009, the plaintiffs withdrew their complaint before the Competition Tribunal against ArcelorMittal South Africa following a settlement between the parties, which did not include any admission of liability or wrongdoing by ArcelorMittal South Africa.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. The referral and the allegations are currently being analyzed and it is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2009, ArcelorMittal has established reserves of approximately 65 in the aggregate for the claims disclosed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2009, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitral proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA Inc, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. In April 2007, upon appeal by Sicartsa, a higher court set aside the judgment and ordered further expert evidence relating to the matters in dispute. The accounting expert appointed by the Agrarian Unity Tribunal filed its report on September 5, 2008 stating that the amount to be paid to Ejido Santa Maria is approximately seven hundred fifty US dollars. In June 2009, the court ruled that ArcelorMittal should pay five hundred seventy-one US dollars. The claimant has appealed this decision.

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

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2009.

The number of claims outstanding for asbestos exposure at December 31, 2009 was 402, as compared to 431 at December 31, 2008. The range of amounts claimed for the year ended December 31, 2009 was €7,500 to €865,000 (approximately ten thousand US dollars to one million one hundred fifty thousand US dollars). The aggregate costs and settlements for the year ended December 31, 2009 were 3.5, of which 0.4 represents legal fees and 3 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2008 were approximately five hundred ten thousand US dollars and zero, respectively.

	in number of cases
	2008		2009
Claims unresolved at beginning of period	449		431
Claims filed	63		76
Claims settled, dismissed or otherwise resolved	(81	)(1)	(105)
Claims unresolved at December 31,	431		402

(1)	After purchase of a new company, sale of a subsidiary and further verification.

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

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling.

On October 18, 2007 and November 19, 2007, ArcelorMittal (the entity resulting from the first step merger) and Arcelor were notified of an appeal by three former hedge fund shareholders of Arcelor before the administrative court of Luxembourg against the March 2, 2007 decision of the CSSF exempting the significant shareholder from the obligation (under the Luxembourg law implementing the European Takeover Directive) under specified circumstances to launch a tender offer for all Arcelor shares outstanding after the merger. The CSSF had based its grant of an exemption on the fact that the merger would not result either in an acquisition of shares or in a change of the ultimate control of the company. The hearing took place on July 7, 2008. In its decision of August 26, 2009, the court rejected the appeal. The decision is final and no longer appealable.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Hearing and judgment in the first instance are not expected before the end of 2010.

NOTE 24: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2009, ArcelorMittal shipped its products to customers in approximately 177 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2009, ArcelorMittal employed approximately 282,000 persons.

The Company adopted IFRS 8, “Operating Segments” on January 1, 2009. As the Company previously defined its operating segments in alignment with the Group Management Board’s responsibilities, the adoption of IFRS 8 did not impact the Company’s segment presentation.

An operating segment is a component of the Company:

•	that is engaged in business activities from which it earns revenues and incurs expenses (including revenues and expenses relating to transactions with other components of the Company);

•	whose operating results are regularly reviewed by the Company’s chief operating decision makers to make decisions about resources to be allocated to the segment and to assess its performance;

•	and for which discrete financial information is available.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Stainless Steel and Steel Solutions and Services.

•

Flat Carbon Americas represents the flat facilities of the Company located on the American Continent (Canada, Brazil, Mexico, United States). Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances;

•

Flat Carbon Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries;

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

•	AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States;

•	Stainless Steel produces flat and long stainless steel and alloy products from its plants in Europe and South America; and

•

ArcelorMittal Steel Solutions and Services is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa & CIS	Stainless Steel	Steel Solutions and Services	Others / Eliminations*	Total
Year ended December 31, 2007
Sales to external customers	20,616	28,513	22,995	9,012	8,912	14,960	208	105,216
Intersegment sales**	1,223	6,411	4,040	5,959	437	2,028	(20,098)	—
Operating income	3,163	4,148	4,083	2,843	876	559	(842)	14,830
Depreciation	814	1,401	900	489	275	153	42	4,074
Impairment	126	14	93	—	—	1	262	496
Capital expenditures	1,272	1,752	1,077	764	263	243	77	5,448
Total assets	19,192	32,932	24,992	10,275	5,564	6,188	34,482	133,625
Total liabilities	6,248	12,392	9,192	4,104	2,278	4,278	33,598	72,090

Year ended December 31, 2008***
Sales to external customers	24,687	31,402	27,812	9,218	7,978	21,061	2,778	124,936
Intersegment sales**	2,344	6,898	4,456	3,915	363	2,065	(20,041)	—
Operating income	2,638	2,773	4,154	3,145	383	181	(949)	12,325
Depreciation	937	1,648	1,269	540	323	200	128	5,045
Impairment	291	276	456	9	20	5	2	1,059
Capital expenditures	1,082	1,443	1,195	891	262	280	378	5,531
Total assets	22,474	35,083	19,837	8,533	7,447	6,546	33,235	133,155
Total liabilities	7,375	11,853	6,571	2,222	1,738	3,842	40,237	73,838

Year ended December 31, 2009
Sales to external customers	11,608	16,284	14,836	5,349	4,077	12,382	574	65,110
Intersegment sales**	1,732	3,697	1,931	2,278	157	1,142	(10,937)	—
Operating income (loss)	(757)	(540)	(29)	265	(172)	(286)	(159)	(1,678)
Depreciation	1,129	1,417	1,092	544	315	215	182	4,894
Impairment	41	88	287	3	14	141	(10)	564
Capital expenditures	523	937	545	435	127	131	94	2,792
Total assets	17,571	29,627	25,778	7,648	3,772	4,845	38,456	127,697
Total liabilities	8,687	10,026	6,083	1,727	1,466	3,075	31,235	62,299

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.
**	Transactions between segments are conducted on the same basis of accounting as transactions with third parties.
***	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2007	2008*	2009
Operating income (loss)	14,830	12,325	(1,678)

Income from investments in associates and joint ventures	985	1,653	58
Financing costs - net	(927)	(2,352)	(2,817)

Income (loss) before taxes	14,888	11,626	(4,437)
Income tax expense (benefit)	3,038	1,128	(4,512)

Net income (including non-controlling interests)	11,850	10,498	75

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

Geographical information

Sales (by destination)

	Year Ended December 31,
	2007	2008	2009
Americas
United States	19,560	20,200	9,444
Brazil	6,628	9,759	4,809
Canada	4,139	4,505	2,070
Argentina	1,101	1,485	875
Others	3,241	4,989	2,815

Total Americas	34,669	40,938	20,013

Europe
Germany	11,629	14,185	6,500
France	8,989	9,578	5,288
Spain	7,843	8,441	4,006
Poland	4,355	5,113	2,444
Italy	5,584	5,782	2,337
United-Kingdom	2,731	2,605	1,742
Turkey	2,057	3,001	1,693
Belgium	2,181	2,574	1,231
Czech Republic	1,953	2,492	1,052
Romania	1,330	1,347	633
Others	9,973	12,247	6,736

Total Europe	58,625	67,365	33,662

Asia & Africa
South Africa	4,396	5,163	2,514
Others	7,526	11,470	8,921

Total Asia & Africa	11,922	16,633	11,435

Total	105,216	124,936	65,110

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Capital expenditures and assets* per significant country

	Capital expenditures			Total assets		Non-current assets
	For the year ended December 31,			As of December 31,		As of December 31,
	2007	2008	2009	2008**	2009	2008**	2009
Americas
Brazil	775	621	361	12,358	12,165	8,729	9,081
United States	461	530	225	10,918	9,511	6,471	6,279
Canada	298	267	136	5,598	5,753	4,151	4,281
Mexico	154	195	89	2,561	2,120	1,698	1,614
Others	150	66	48	2,412	1,921	1,433	1,085

Total Americas	1,838	1,679	859	33,847	31,470	22,482	22,340

Europe
France	744	680	432	17,506	15,658	7,624	7,540
Luxembourg	192	212	105	4,822	5,041	2,689	2,716
Belgium	315	345	220	8,700	7,460	5,470	5,414
Spain	285	219	135	6,874	6,081	4,591	4,520
Ukraine	295	309	136	5,446	5,295	4,611	4,514
Poland	603	265	156	4,801	4,294	3,171	3,207
Germany	237	282	116	6,685	5,465	3,681	3,665
Czech Republic	119	227	91	2,518	1,604	1,010	995
Romania	155	148	96	1,940	1,271	874	708
Italy	42	36	12	1,192	815	411	395
Others	107	164	40	3,675	3,281	1,481	1,788

Total Europe	3,094	2,887	1,539	64,159	56,265	35,613	35,462

Asia & Africa
South Africa	275	203	110	3,753	3,808	1,703	2,152
Kazakhstan	159	305	183	2,493	2,242	1,754	1,734
Liberia	13	275	56	299	68	285	58
Others	69	182	45	2,578	2,178	874	846

Total Africa & Asia	516	965	394	9,123	8,296	4,616	4,790

Unallocated assets	—	—	—	26,026	31,666	26,026	32,298

Total	5,448	5,531	2,792	133,155	127,697	88,737	94,890

*	Assets are operational assets, which include intangible assets and property, plant and equipment, as well as current assets used in the operating activities. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption “Unallocated assets”.
**	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

NOTE 25: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The total annual compensation of ArcelorMittal’s employees paid in 2007, 2008, and 2009 was as follows:

	Year Ended December 31,
	2007	2008	2009
Employee Information
Wages and salaries	11,221	12,593	9,759
Pension cost	611	2,080	593

Total	11,832	14,673	10,352

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2007, 2008, and 2009 was as follows:

	Year Ended December 31,
	2007	2008	2009
Base salary and/or directors fees	20	24	18
Short-term performance-related bonus	24	21	18
Post-employment benefits	2	1	1
Share based compensation	14	18	20

The fair value of the stock options granted to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statement of operations over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2007, 2008 and 2009, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2007, 2008 and 2009, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 26: SUBSEQUENT EVENTS

On January 19, 2010, the Company announced it had entered into initial discussions with BHP Billiton to potentially combine its respective iron ore mining and infrastructure interests in Liberia and Guinea within a joint venture.

In January 2010, the Company completed the acquisition of an additional 13.88% in ArcelorMittal Ostrava from a subsidiary of PPF Group N.V. for a total consideration amounting to 371.

Following the closure of the tender offer on January 7, 2010, the Company acquired a 28.8% stake in Uttam Galva Steels Limited, a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India.

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

NOTE 27: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On December 28, 2007, ArcelorMittal Financial Services LLC, a limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes (see note 14), and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. The Senior Secured Notes were originally secured by a pledge of 800 of ArcelorMittal USA’s First Mortgage Bonds.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Issuer (ArcelorMittal USA Partnership), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2008 and 2009 and for the years ended 2007, 2008 and 2009. Each of the guarantors is 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes on a joint and several basis.

Condensed consolidating statements of operations for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	12,663	92,961	(408)	105,216
Cost of sales (including depreciation and impairment)	4	—	11,649	73,708	(408)	84,953
Selling, general and administrative	(311)	—	249	5,495	—	5,433

Operating income (loss)	307	—	765	13,758	—	14,830
Income from investments in associates and joint ventures	12,117	—	96	889	(12,117)	985
Financing costs—net	(2,099)	—	(199)	(561)	1,932	(927)

Income (loss) before taxes	10,325	—	662	14,086	(10,185)	14,888
Income tax (benefit) expense	(43)	—	61	3,020	—	3,038

Net income (including non-controlling interests)	10,368	—	601	11,066	(10,185)	11,850

Net income (loss) attributable to:
Equity holders of the parent	10,368	—	601	9,584	(10,185)	10,368
Non-controlling interests	—	—	—	1,482	—	1,482

Net income (loss) (including non-controlling interests)	10,368	—	601	11,066	(10,185)	11,850

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	3,938	—	441	12,153	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	—	(450)	(4,990)	—	(5,448)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	2	(6,054)	—	(6,052)
Investment in associates and joint ventures accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Disposal of financial and fixed assets and other investing activities (net)	(205)	1	(2)	993	—	787

Net cash used in investing activities	(403)	1	(450)	(11,057)	—	(11,909)

Financing activities:
Proceeds from short-term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt, net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short-term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term debt	(5,642)	—	(134)	(545)	—	(6,321)

Purchase of treasury shares	—	—	—	(2,553)	—	(2,553)

Sale of treasury shares for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—

Other financing activities (net)	—	(1)	73	(157)	—	(85)

Net cash used in financing activities	(2,598)	(1)	(61)	(757)	—	(3,417)

Effect of exchange rate changes on cash	(945)	—	—	1,579	—	634
Net increase (decrease) in cash and cash equivalents	(8)	—	(70)	1,918	—	1,840
Cash and cash equivalents:
At the beginning of the year	14	1	81	5,924	—	6,020

At the end of the year	6	1	11	7,842	—	7,860

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	2	12	7,547	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	—	381	6,407	(198)	6,737
Inventories	—	—	2,778	21,997	(21)	24,754
Prepaid expenses and other current assets	8,279	14	2,088	5,349	(11,300)	4,430

Total current assets	8,441	16	5,259	42,221	(11,519)	44,418
Property, plant and equipment	43	—	5,084	55,124	—	60,251
Investments in associates and joint ventures and intercompany long-term receivable	67,952	90	269	6,941	(66,740)	8,512
Other assets	4,070	428	511	17,869	(2,904)	19,974

Total assets	80,506	534	11,123	122,155	(81,163)	133,155

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6,645	—	48	11,634	(9,918)	8,409
Trade accounts payable and other	196	—	846	9,665	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other current liabilities	350	13	1,355	9,931	(346)	11,303

Total current liabilities	7,191	13	2,249	31,600	(10,470)	30,583
Long-term debt, net of current portion	18,030	434	2,768	7,347	(2,912)	25,667
Deferred employee benefits	27	—	2,377	4,707	—	7,111
Other long-term obligations	—	—	374	10,103	—	10,477

Total liabilities	25,248	447	7,768	53,757	(13,382)	73,838

Equity attributable to the equity holders of parent	55,258	87	3,355	68,227	(71,669)	55,258
Non-controlling interests	—	—	—	171	3,888	4,059

Total liabilities and equity	80,506	534	11,123	122,155	(81,163)	133,155

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of operations for the year ended December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	—	14,962	110,499	(525)	124,936
Cost of sales (including depreciation and impairment)	4	—	15,676	90,867	(526)	106,021
Selling, general and administrative	281	—	397	5,911	1	6,590

Operating income (loss)	(285)	—	(1,111)	13,721	—	12,325
Income from investments in associates and joint ventures	5,699	—	36	1,615	(5,697)	1,653
Financing costs—net	1,016	—	(195)	(3,057)	(116)	(2,352)

Income (loss) before taxes	6,430	—	(1,270)	12,279	(5,813)	11,626
Income tax (benefit) expense	(3,036)	—	(552)	4,716	—	1,128

Net income (including non-controlling interests)	9,466	—	(718)	7,563	(5,813)	10,498

Net income (loss) attributable to:
Equity holders of the parent	9,466	—	(718)	6,531	(5,813)	9,466
Non-controlling interests	—	—	—	1,032	—	1,032

Net income (loss) (including non-controlling interests)	9,466	—	(718)	7,563	(5,813)	10,498

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

Condensed consolidating statement of cash flows for the year ended December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Net cash provided by operating activities	(305)	—	1,050	13,907	—	14,652

Investing activities:
Purchases of property, plant and equipment	(34)	—	(467)	(5,030)	—	(5,531)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(46)	—	—	(6,155)	—	(6,201)
Investment in associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposal of financial and fixed assets and other investing activities (net)	143	—	829	1,446	—	2,418

Net cash used in investing activities	(612)	—	362	(12,178)	—	(12,428)

Financing activities:
Proceeds from short-term debt	2,950	—	—	4,171	—	7,121
Proceeds from long-term debt, net of debt issuance costs	4,450	1	—	10,148	—	14,599
Payments of short-term debt	(3,560)	—	(1,363)	(6,797)	—	(11,720)
Payments of long-term debt	(770)	—	(48)	(4,309)	—	(5,127)
Purchase of treasury shares	—	—	—	(4,440)	—	(4,440)
Sale of treasury shares for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(4,084)	3,639	(2,576)
Dividends received	3,639	—	—	—	(3,639)	—
Other financing activities (net)	(3,742)	—	—	3,685	—	(57)

Net cash used in financing activities	904	1	(1,411)	(1,626)	—	(2,132)

Effect of exchange rate changes on cash	22	—	—	(398)	—	(376)
Net increase (decrease) in cash and cash equivalents	9	1	1	(295)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	1	11	7,842	—	7,860

At the end of the year	15	2	12	7,547	—	7,576

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2009

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	4	5,914	—	5,919
Restricted cash	—	—	—	90	—	90
Assets held for sale	—	—	1	—	—	1
Trade accounts receivable and other	74	—	282	5,547	(153)	5,750
Inventories	—	—	2,007	14,832	(4)	16,835
Prepaid expenses and other current assets	19,743	13	2,218	4,841	(22,603)	4,212

Total current assets	19,818	13	4,512	31,224	(22,760)	32,807
Property, plant and equipment	48	—	4,888	55,449	—	60,385
Investments in associates and joint ventures and intercompany long-term receivable	70,706	90	245	11,142	(72,555)	9,628
Other assets	5,738	428	405	22,944	(4,638)	24,877

Total assets	96,310	531	10,050	120,759	(99,953)	127,697

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	17,485	—	75	7,517	(20,942)	4,135
Trade accounts payable and other	137	—	926	9,694	(81)	10,676
Liabilities held for sale	—	—	—	11	—	11
Accrued expenses and other current liabilities	674	11	732	7,985	(694)	8,708

Total current liabilities	18,296	11	1,733	25,207	(21,717)	23,530
Long-term debt, net of current portion	15,676	432	1,532	7,330	(4,293)	20,677
Deferred employee benefits	34	—	2,640	4,909	—	7,583
Other long-term obligations	1,259	—	359	9,260	(369)	10,509

Total liabilities	35,265	443	6,264	46,706	(26,379)	62,299

Equity attributable to the equity holders of parent	61,045	88	3,786	73,174	(77,048)	61,045
Non-controlling interests	—	—	—	879	3,474	4,353

Total liabilities and equity	96,310	531	10,050	120,759	(99,953)	127,697

Condensed consolidating statements of operations for the year ended December 31, 2009
	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	6,642	59,071	(603)	65,110
Cost of sales (including depreciation and impairment)	10	—	8,018	55,488	(603)	62,913
Selling, general and administrative	320	—	228	3,327	—	3,875

Operating income (loss)	(330)	—	(1,604)	256	—	(1,678)
Income from investments in associates and joint ventures	1,275	—	(4)	62	(1,275)	58
Financing costs—net	(1,506)	(1)	(292)	(550)	(468)	(2,817)

Income (loss) before taxes	(561)	(1)	(1,900)	(232)	(1,743)	(4,437)
Income tax (benefit) expense	(679)	—	(519)	(3,314)	—	(4,512)

Net income (including non-controlling interests)	118	(1)	(1,381)	3,082	(1,743)	75

Net income (loss) attributable to:
Equity holders of the parent	118	(1)	(1,381)	3,125	(1,743)	118
Non-controlling interests	—	—	—	(43)	—	(43)

Net income (loss) (including non-controlling interests)	118	(1)	(1,381)	3,082	(1,743)	75

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of cash flows for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	1,384	1	(330)	6,223	—	7,278

Investing activities:
Purchases of property, plant and equipment	(14)	—	(189)	(2,589)	—	(2,792)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(520)	—	—	400	—	(120)
Investment in associates and joint ventures accounted for under equity method	2,082	—	—	(2,115)	—	(33)
Disposal of financial and fixed assets and other investing activities (net)	(2)	—	3	160	—	161

Net cash used in investing activities	1,546	—	(186)	(4,144)	—	(2,784)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds for mandatorily convertible bonds	—	—	—	750	—	750
Proceeds from short-term debt	178	—	—	1,549	—	1,727
Proceeds from long-term debt, net of debt issuance costs	9,215	—	300	343	(300)	9,558
Payments of short-term debt	(6,773)	—	251	(3,673)	(251)	(10,446)
Payments of long-term debt	(7,603)	(3)	(1,725)	(2,335)	2,233	(9,433)
Sale of treasury shares for stock option exercises	12	—	—	—	—	12
Dividends paid	(1,110)	—	—	(228)	—	(1,338)
Other financing activities (net)	(16)	—	1,682	(314)	(1,682)	(330)

Net cash used in financing activities	(2,944)	(3)	508	(3,908)	—	(6,347)

Effect of exchange rate changes on cash	—	—	—	196	—	196
Net increase (decrease) in cash and cash equivalents	(14)	(2)	(8)	(1,633)	—	(1,657)
Cash and cash equivalents:
At the beginning of the year	15	2	12	7,547	—	7,576

At the end of the year	1	—	4	5,914	—	5,919

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014 (see note 14). The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2008 and 2009, and for the years ended December 31, 2007, 2008 and 2009.

Condensed consolidating statements of operations for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,776	10,160	93,117	(837)	105,216
Cost of sales (including depreciation and impairment)	4	2,873	9,057	73,856	(837)	84,953
Selling, general and administrative	(311)	126	114	5,504	—	5,433

Operating income (loss)	307	(223)	989	13,757	—	14,830
Income from investments in associates and joint ventures	12,117	945	(850)	890	(12,117)	985
Financing costs—net	(2,099)	(60)	(139)	(561)	1,932	(927)

Income (loss) before taxes	10,325	662	—	14,086	(10,185)	14,888
Income tax (benefit) expense	(43)	61	—	3,020	—	3,038

Net income (including non-controlling interests)	10,368	601	—	11,066	(10,185)	11,850

Net income (loss) attributable to:
Equity holders of the parent	10,368	601	—	9,584	(10,185)	10,368
Non-controlling interests	—	—	—	1,482	—	1,482

Net income (loss) (including non-controlling interests)	10,368	601	—	11,066	(10,185)	11,850

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating cash flows for the year ended December 31, 2007

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	3,938	69	377	12,148	—	16,532

Investing activities:
Purchases of property, plant and equipment	(8)	(76)	(361)	(5,003)	—	(5,448)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	23	(6,075)	—	(6,052)
Investment in associates and joint ventures accounted for under equity method	(190)	—	—	(1,006)	—	(1,196)
Disposal of financial and fixed assets and other investing activities (net)	(205)	(42)	—	1,034	—	787

Net cash used in investing activities	(403)	(118)	(338)	(11,050)	—	(11,909)

Financing activities:
Proceeds from short-term debt	—	—	—	5,848	—	5,848
Proceeds from long-term debt, net of debt issuance costs	2,265	—	—	769	—	3,034
Payments of short-term debt	—	—	—	(1,126)	—	(1,126)
Payments of long-term debt	(5,642)	(100)	(34)	(545)	—	(6,321)
Purchase of treasury shares	—	—	—	(2,553)	—	(2,553)
Sale of treasury shares for stock option exercises	55	—	—	—	—	55
Dividends paid	(1,828)	—	—	(2,993)	2,552	(2,269)
Dividends received	2,552	—	—	—	(2,552)	—
Other financing activities (net)	—	73	—	(158)	—	(85)

Net cash used in financing activities	(2,598)	(27)	(34)	(758)	—	(3,417)

Effect of exchange rate changes on cash	(945)	—	—	1,579	—	634
Net increase (decrease) in cash and cash equivalents	(8)	(76)	5	1,919	—	1,840
Cash and cash equivalents:
At the beginning of the year	14	79	3	5,924	—	6,020

At the end of the year	6	3	8	7,843	—	7,860

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	15	—	12	7,549	—	7,576
Restricted cash	—	—	—	11	—	11
Assets held for sale	—	—	—	910	—	910
Trade accounts receivable and other	147	149	232	6,407	(198)	6,737
Inventories	—	611	2,167	21,997	(21)	24,754
Prepaid expenses and other current assets	8,279	1,563	525	7,231	(13,168)	4,430

Total current assets	8,441	2,323	2,936	44,105	(13,387)	44,418
Property, plant and equipment	43	1,506	3,578	55,124	—	60,251
Investments in associates and joint ventures and intercompany long-term receivable	67,952	5,713	3,481	7,031	(75,665)	8,512
Other assets	4,070	480	31	18,297	(2,904)	19,974

Total assets	80,506	10,022	10,026	124,557	(91,956)	133,155

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6,645	28	20	13,502	(11,786)	8,409
Trade accounts payable and other	196	251	595	9,665	(206)	10,501
Liabilities held for sale	—	—	—	370	—	370
Accrued expenses and other current liabilities	350	1,017	338	9,944	(346)	11,303

Total current liabilities	7,191	1,296	953	33,481	(12,338)	30,583
Long-term debt, net of current portion	18,030	2,664	2,304	7,781	(5,112)	25,667
Deferred employee benefits	27	2,350	27	4,707	—	7,111
Other long-term obligations	—	357	17	10,103	—	10,477

Total liabilities	25,248	6,667	3,301	56,072	(17,450)	73,838

Equity attributable to the equity holders of parent	55,258	3,355	6,725	68,314	(78,394)	55,258
Non-controlling interests	—	—	—	171	3,888	4,059

Total liabilities and equity	80,506	10,022	10,026	124,557	(91,956)	133,155

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see above).

Condensed consolidating statements of operations for the year ended December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,868	12,146	110,499	(1,577)	124,936
Cost of sales (including depreciation and impairment)	4	5,801	10,927	90,869	(1,580)	106,021
Selling, general and administrative	281	347	50	5,909	3	6,590

Operating income (loss)	(285)	(2,280)	1,169	13,721	—	12,325
Income from investments in associates and joint ventures	5,699	1,060	43	1,637	(6,786)	1,653
Financing costs—net	1,016	(58)	(137)	(3,057)	(116)	(2,352)

Income (loss) before taxes	6,430	(1,278)	1,075	12,301	(6,902)	11,626
Income tax (benefit) expense	(3,036)	(560)	8	4,716	—	1,128

Net income (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

Net income (loss) attributable to:
Equity holders of the parent	9,466	(718)	1,067	6,553	(6,902)	9,466
Non-controlling interests	—	—	—	1,032	—	1,032

Net income (loss) (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see above).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of cash flows for the year ended December 31, 2008*

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	(305)	1,488	(438)	13,907	—	14,652

Investing activities:
Purchases of property, plant and equipment	(34)	(111)	(356)	(5,030)	—	(5,531)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(46)	—	—	(6,155)	—	(6,201)
Investment in associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposal of financial and fixed assets and other investing activities (net)	143	1	828	1,446	—	2,418

Net cash used in investing activities	(612)	(110)	472	(12,178)	—	(12,428)

Financing activities:
Proceeds from short-term debt	2,950	—	—	4,171	—	7,121
Proceeds from long-term debt, net of debt issuance costs	4,450	—	—	10,149	—	14,599
Payments of short-term debt	(3,560)	(1,362)	(1)	(6,797)	—	(11,720)
Payments of long-term debt	(770)	(19)	(29)	(4,309)	—	(5,127)
Purchase of treasury shares	—		—	(4,440)		(4,440)
Sale of treasury shares for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(4,084)	3,639	(2,576)
Dividends received	3,639	—	—	—	(3,639)	—
Other financing activities (net)	(3,742)	—	—	3,685	—	(57)

Net cash used in financing activities	904	(1,381)	(30)	(1,625)	—	(2,132)

Effect of exchange rate changes on cash	22	—	—	(398)	—	(376)
Net increase (decrease) in cash and cash equivalents	9	(3)	4	(294)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	3	8	7,843	—	7,860

At the end of the year	15	—	12	7,549	—	7,576

*	As required by IFRS, the 2008 information has been adjusted retrospectively for the finalization in 2009 of the allocation of purchase price of acquisitions made in 2008 (see above).

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2009

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	4	5,914	—	5,919
Restricted cash	—	—	—	90	—	90
Assets held for sale	—	1	—	—	—	1
Trade accounts receivable and other	74	100	182	5,547	(153)	5,750
Inventories	—	728	1,279	14,832	(4)	16,835
Prepaid expenses and other current assets	19,743	1,910	308	4,854	(22,603)	4,212

Total current assets	19,818	2,739	1,773	31,237	(22,760)	32,807
Property, plant and equipment	48	1,502	3,386	55,449	—	60,385
Investments in associates and joint ventures and intercompany long-term receivable	70,706	4,583	2,550	11,217	(79,428)	9,628
Other assets	5,738	362	28	23,387	(4,638)	24,877

Total assets	96,310	9,186	7,737	121,290	(106,826)	127,697

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	17,485	59	16	7,517	(20,942)	4,135
Trade accounts payable and other	137	373	553	9,694	(81)	10,676
Liabilities held for sale	—	—	—	11	—	11
Accrued expenses and other current liabilities	674	569	163	7,996	(694)	8,708

Total current liabilities	18,296	1,001	732	25,218	(21,717)	23,530
Long-term debt, net of current portion	15,676	1,439	2,278	7,761	(6,477)	20,677
Deferred employee benefits	34	2,616	24	4,909	—	7,583
Other long-term obligations	1,259	344	15	9,260	(369)	10,509

Total liabilities	35,265	5,400	3,049	47,148	(28,563)	62,299

Equity attributable to the equity holders of parent	61,045	3,786	4,688	73,263	(81,737)	61,045
Non-controlling interests	—	—	—	879	3,474	4,353

Total liabilities and equity	96,310	9,186	7,737	121,290	(106,826)	127,697

Condensed consolidating statements of operations for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,372	4,802	59,071	(1,135)	65,110
Cost of sales (including depreciation and impairment)	10	1,859	6,691	55,488	(1,135)	62,913
Selling, general and administrative	320	201	27	3,327	—	3,875

Operating income (loss)	(330)	312	(1,916)	256	—	(1,678)
Income from investments in associates and joint ventures	1,275	(2,054)	—	2,112	(1,275)	58
Financing costs—net	(1,506)	(155)	(137)	(550)	(469)	(2,817)

Income (loss) before taxes	(561)	(1,897)	(2,053)	1,818	(1,744)	(4,437)
Income tax (benefit) expense	(679)	(516)	(3)	(3,314)	—	(4,512)

Net income (including non-controlling interests)	118	(1,381)	(2,050)	5,132	(1,744)	75

Net income (loss) attributable to:
Equity holders of the parent	118	(1,381)	(2,050)	5,175	(1,744)	118
Non-controlling interests	—	—	—	(43)	—	(43)

Net income (loss) (including non-controlling interests)	118	(1,381)	(2,050)	5,132	(1,744)	75

ARCELORMITTAL AND SUBSIDIARIES

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statement of cash flows for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non- guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	1,384	(502)	172	6,224	—	7,278

Investing activities:
Purchases of property, plant and equipment	(14)	(33)	(156)	(2,589)	—	(2,792)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(520)	—	—	400	—	(120)
Investment in associates and joint ventures accounted for under equity method	2,082	—	—	(2,115)	—	(33)
Disposal of financial and fixed assets and other investing activities (net)	(2)	—	3	160	—	161

Net cash used in investing activities	1,546	(33)	(153)	(4,144)	—	(2,784)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from mandatorily convertible bonds	—	—	—	750	—	750
Proceeds from short-term debt	178	—	—	1,549	—	1,727
Proceeds from long-term debt, net of debt issuance costs	9,215	300	—	343	(300)	9,558
Payments of short-term debt	(6,773)	263	(12)	(3,673)	(251)	(10,446)
Payments of long-term debt	(7,603)	(1,710)	(15)	(2,338)	2,233	(9,433)
Purchase of treasury shares	—	—	—	—	—	—
Sale of treasury shares for stock option exercises	12	—	—	—	—	12
Dividends paid	(1,110)	—	—	(228)	—	(1,338)
Other financing activities (net)	(16)	1,682	—	(314)	(1,682)	(330)

Net cash used in financing activities	(2,944)	535	(27)	(3,911)	—	(6,347)

Effect of exchange rate changes on cash	—	—	—	196	—	196
Net increase (decrease) in cash and cash equivalents	(14)	—	(8)	(1,635)	—	(1,657)
Cash and cash equivalents:
At the beginning of the year	15	—	12	7,549	—	7,576

At the end of the year	1	—	4	5,914	—	5,919