Form 20-F
period 2010-12-31
ArcelorMittal
filed 2011-02-22
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc	ArcelorMittal Mines Canada	Canada
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipúzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium N.V.	AMSB	Belgium

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•	“production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•	“steel products” are to finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (DRI), hot metal, coke, etc.;

•	“sales” include shipping and handling fees and costs billed to a customer in a sales transaction;

•	“tons”, “net tons” or “ST” are to short tons and are used in measurements involving steel products (a short ton is equal to 907.2 kilograms or 2,000 pounds);

•

“tonnes” or “MT” are to metric tonnes and are used in measurements involving steel products, as well as crude steel, iron ore, iron ore pellets, DRI, hot metal, coke, coal, pig iron and scrap (a metric tonne is equal to 1,000 kilograms or 2,204.62 pounds);

•	“Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated January 25, 2011;

•	“crude steel” are to the first solid steel product upon solidification of liquid steel, including ingots from conventional mills and semis (e.g., slab, billet and blooms) from continuous casters;

•	measures of distance are stated in kilometers, each of which equals approximately 0.62 miles, or in meters, each of which equals approximately 3.28 feet;

•	“DMTU” or “dmtu” stand for dry metric tonne unit;

•	“real”, “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$”, “$”, “dollars”, “USD” or “U.S. dollars” are to United States dollars, the official currency of the United States;

•	“AUD$” or “AUD” are to Australian dollars, the official currency of Australia;

•	“C$” or “CAD” are to Canadian dollars, the official currency of Canada;

•	“Rs” are to Indian rupees, the official currency of India;

•	“HK$” are to Hong Kong dollars, the official currency of Hong Kong;

•	“CNY” are to Chinese yuan, the official currency of China;

•	“KZT” are to the Kazak tenge, the official currency of Kazakhstan;

•	“UAH” are to the Ukrainian Hryvnia, the official currency of Ukraine;

•	“euro”, “euros”, “EUR” or “€” are to the currency of the European Union member states participating in the European Monetary Union;

•	“ZAR” are to South African rand, the official currency of the Republic of South Africa;

•	“Ps.” or “MXN” are to the Mexican peso, the official currency of the United Mexican States;

•

“downstream” are to finishing operations, for example in the case of flat products, the process after the production of hot-rolled coil/plates, and in case of long products, the process after the production of blooms/billets (including production of bars, wire rods, SBQ, etc.);

•

“upstream” are to operations that precede downstream steel-making, such as mining products (iron ore pellets and iron ore fines), coking coal, coke, sinter, DRI, blast furnace, blast oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

•	“number of employees” are to employees on the payroll of the Company;

•	“Significant shareholder” are to Mr. Lakshmi N. Mittal and his wife, Mrs. Usha Mittal, who together own approximately 40.87% of ArcelorMittal’s outstanding voting equity as at December 31, 2010;

•	“brownfield project” are to the expansion of an existing operation;

•	“greenfield project” are to the development of a new project;

•	“coking coal” are to coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process;

•

“direct reduced iron” (“DRI”) are to metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production;

•	“iron ore fines” are to ultra-fine iron ore generated by mining and grinding processes, that are aggregated into iron ore pellets through an agglomeration process or used as sinter feed;

•	“iron pellets” are to agglomerated ultra-fine iron ore particles of a size and quality suitable for use in steel-making processes;

•	“sinter” are to a metallic input used in the blast furnace steel-making process, which aggregates fines, binder and other materials into a coherent mass by heating without melting;

•	“special bar quality” (“SBQ”) are to special bar quality steel, a high-quality long product;

•	“energy coal” are to coal used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steam or thermal coal;

•	“metallurgical coal” are to a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection process;

•	“BRICET” are to the countries of Brazil, Russia, India, China, Eastern Europe and Turkey;

•	“CIS” are to the countries of the Commonwealth of Independent States; and

•	the “Spanish Stock Exchanges” are to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal (of which Mittal Steel Company N.V. is the predecessor) and its consolidated subsidiaries, including the consolidated statement of financial position as of December 31, 2009 and 2010, and the consolidated statements of operations, changes in equity and cash flows for each of the years ended December 31, 2008, 2009 and 2010. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

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

Market Information

This annual report includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on internal surveys, industry forecasts and market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified.

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

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	a prolonged period of weak economic growth, either globally or in ArcelorMittal’s key markets;

•	the risk that excessive capacity in the steel industry globally and particularly in China may hamper the steel industry’s recovery;

•	the risk of protracted weakness in steel prices or of price volatility;

•	any volatility or increases in the cost, or shortages in the supply, of raw materials, energy and transportation;

•	increased competition in the steel industry;

•

the risk that unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability, or that national trade restrictions could hamper ArcelorMittal’s access to key export markets;

•	increased competition from other materials, which could significantly reduce market prices and demand for steel products;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•	the risk that ArcelorMittal’s high level of indebtedness could make it difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•	risks relating to greenfield and brownfield projects that are part of ArcelorMittal’s growth strategy;

•	risks relating to ArcelorMittal’s mining operations;

•	failure to manage continued growth through acquisitions;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Mr. Lakshmi N. Mittal, ArcelorMittal’s Chairman of the Board of Directors and Chief Executive Officer;

•	the risk that the earnings and cash flows of ArcelorMittal’s operating subsidiaries may not be sufficient to meet future funding needs at the holding company level;

•

the risk that changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of tangible and intangible assets, including goodwill;

•	the risk that significant capital expenditure and other commitments ArcelorMittal has made in connection with acquisitions may limit its operational flexibility and add to its financing requirements;

•	ArcelorMittal’s ability to fund under-funded pension liabilities;

•	the risk of labor disputes;

•	economic policy, political, social and legal risks and uncertainties in certain countries in which ArcelorMittal operates or proposes to operate;

•	fluctuations in currency exchange rates, particularly the euro to U.S. dollar exchange rate, and the risk of impositions of exchange controls in countries where ArcelorMittal operates;

•	the risk of disruptions to ArcelorMittal’s manufacturing operations;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide inadequate coverage;

•	the risk of product liability claims;

•	the risk of potential liabilities from investigations, litigation and fines regarding antitrust matters;

•	the risk that ArcelorMittal’s governance and compliance processes may fail to prevent regulatory penalties or reputational harm, both at operating subsidiaries and joint ventures;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates are; and

•	the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets.

These factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of its predecessor company Mittal Steel Company N.V., as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

In accordance with IFRS 5, Statements of Operations have been adjusted retrospectively for all periods presented due to the completion of the spin-off of stainless steel operations in a separately focused company, Aperam, on January 25, 2011. Stainless steel operations are therefore presented as discontinued operations.

Consolidated Statements of Operations

(Amounts in $ millions except per share data and percentages)

	Year ended December 31,
	2006	2007	2008	2009(6)	2010
Sales(1)	$55,726	$96,293	$116,942	$61,021	$78,025
Cost of sales (including depreciation and impairment)(2)(3)	45,686	77,331	98,739	58,815	71,084
Selling, general and administrative	2,871	4,996	6,243	3,676	3,336
Operating income/(loss)	7,169	13,966	11,960	(1,470)	3,605

Operating income as percentage of sales	12.86%	14.50%	10.23%	(2.41%)	4.62%
Other income—net	49	—	—	—	—
Income from investments in associates and joint ventures	300	985	1,650	56	451
Financing costs—net	(624)	(912)	(2,255)	(2,847)	(2,200)
Income/(loss) before taxes	6,894	14,039	11,355	(4,261)	1,856
Net income from continuing operations (including non-controlling interest)	5,854	11,231	10,251	171	3,335
Discontinued operations	252	619	247	(57)	(330)
Net income attributable to equity holders of the parent	5,247	10,368	9,466	157	2,916
Net income (including non-controlling interest)	6,106	11,850	10,498	114	3,005
Earnings per common share—continuing operations (in U.S. dollars)
Basic earnings per common share(4)	5.12	7.08	6.69	0.15	2.15
Diluted earnings per common share(4)	5.11	7.07	6.68	0.15	1.92
Earnings per common share—discontinued operations (in U.S. dollars)
Basic earnings per common share(4)	0.19	0.33	0.15	(0.04)	(0.22)
Diluted earnings per common share(4)	0.19	0.33	0.15	(0.04)	(0.31)
Earnings per common share (in U.S. dollars)
Basic earnings per common share(4)	5.31	7.41	6.84	0.11	1.93
Diluted earnings per common share(4)	5.30	7.40	6.83	0.11	1.72
Dividends declared per share	0.50	1.30	1.50	0.75	0.75

Consolidated Statements of Financial Position(7)

(Amounts in $ millions except share data)

	As of December 31,
	2006	2007	2008	2009(6)	2010

Cash and cash equivalents including restricted cash(8)	$6,146	$8,105	$7,587	$6,009	$6,289
Property, plant and equipment	54,573	61,994	60,251	60,385	54,344
Total assets	112,681	133,625	133,155	127,697	130,904
Short-term debt and current portion of long-term debt	4,922	8,542	8,409	4,135	6,716
Long-term debt, net of current portion	21,645	22,085	25,667	20,677	19,292
Net assets	50,228	61,535	59,317	65,437	66,100
Share capital	17	9,269	9,269	9,950	9,950
Basic weighted average common shares outstanding (millions)	988	1,399	1,383	1,445	1,512
Diluted weighted average common shares outstanding (millions)	989	1,401	1,386	1,446	1,600

	2006	2007	2008	2009(6)	2010

Other Data
Net cash provided by operating activities	$7,122	$16,532	$14,652	$7,278	$4,015
Net cash used in investing activities	(8,576)	(11,909)	(12,428)	(2,784)	(3,438)
Net cash (used in) provided by financing activities	5,445	(3,417)	(2,132)	(6,347)	(7)
Total production of crude steel (thousands of tonnes)	84,541	114,190	101,129	71,620	90,582
Total shipments of steel products (thousands of tonnes)(5)	78,022	107,789	99,733	69,624	84,952

(1)	Including $3,847 million, $4,767 million, $6,405 million, $3,169 million and $4,873 million of sales to related parties for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively (see Note 14 to ArcelorMittal’s consolidated financial statements).
(2)	Including $1,740 million, $2,408 million, $2,373 million, $1,942 million and $2,448 million of purchases from related parties for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
(3)	Including depreciation and impairment of $2,234 million, $4,566 million, $5,759 million, $5,126 million and $4,920 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.
(4)	Basic earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share include assumed shares from stock options and convertible debt (if dilutive) in the weighted average number of common shares outstanding during the periods presented.
(5)	Shipment volumes of steel products for the operations of the Company include certain inter-segment shipments.
(6)	During 2010, the Company finalized the purchase price allocation for DSTC and Noble. The 2009 information has been adjusted retrospectively (see Note 3 to ArcelorMittal’s consolidated financial statements).
(7)	Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as at December 31, 2010 and not as at the other year-ends in this table.
(8)	Including restricted cash of $120 million, $245 million, $11 million, $90 million and $82 million at December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Steel Industry

The sharp downturn in the global economy in 2008-2009 caused a sharp reduction in worldwide demand for steel, and the recovery through 2010 has been slow and uncertain. If the global economy or ArcelorMittal’s key selling markets endure a protracted period of weak growth or fall back into recession, this would have a material adverse effect on the steel industry and ArcelorMittal.

ArcelorMittal’s activities and results are substantially affected by international, national and regional economic conditions. Starting in September 2008 and lasting through much of 2009, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, sharply reduced demand for steel products worldwide. The crisis has had, and to some extent continues to have, a pronounced negative effect on ArcelorMittal’s business and results of operations.

Although the global economy began to recover in the second half of 2009, the recovery has been slow and uncertain. See “Item 5—Operating and Financial Review and Prospects—Overview—Economic Environment”. Another recession, an extended period of below-trend growth in developed countries or a slowdown in emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would have a material adverse effect on the steel industry. Renewed weakness in sectors of the economy that are substantial consumers of steel products, such as the automotive industry and the construction industry, would also hurt ArcelorMittal. So far, the recovery from the economic crisis in the United States and Europe, which accounted for 17% and 48% of ArcelorMittal’s sales in 2010, has been feeble. An unsustainable or uneven recovery that bypasses such key markets, or a renewed global downturn, would have an adverse effect on ArcelorMittal’s results of operations and prospects.

Excess capacity and oversupply in the steel industry globally and particularly in China may hamper the steel industry’s recovery.

In addition to economic conditions, the steel industry is affected by global production capacity and fluctuations in steel imports/exports and tariffs. The steel industry has historically suffered from structural over-capacity. The industry is currently characterized by a substantial increase in production capacity in the developing world, particularly in China, and also in India and other emerging markets. China is now the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor in global steel prices in recent years. Chinese steel exports, or conditions favorable to them (excess steel capacity in China, an undervalued Chinese currency and/or higher market prices for steel in markets outside of China) can have a significant impact on steel prices in other markets, including the U.S. and Europe. Over the short to medium term ArcelorMittal remains exposed to the risk of steel production increases in China and other markets outstripping increases in real demand, which may weigh on price recovery.

Protracted low steel prices would have a material adverse effect on the results of ArcelorMittal, as could price volatility.

Steel prices are volatile, reflecting the highly cyclical nature of the global steel industry. After rising steadily until mid-2008, global steel prices fell sharply during the financial crisis of late 2008. Prices remained depressed for nearly a year, and although a gradual recovery commenced in the second half of 2009, as of December 31, 2010 prices were still generally below their recent peaks (depending on the region). See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Steel Prices”. Low steel prices have an adverse effect on steel producers due to lower revenues, margins and possible write-downs of finished steel products and raw material inventories (as experienced by ArcelorMittal in late 2008 and early 2009).

Significant price decreases during periods of economic weakness have historically not been balanced by commensurate price increases during periods of economic recovery. This has once again been the case during the recent cycle. Although prices have stabilized to a certain degree, the timing and extent of the recovery and any potential return to pre-crisis price levels remains uncertain. A sustained price recovery will likely require a broad economic recovery in order to underpin an increase in real demand for steel products by end users.

In addition to macroeconomic trends, steel prices are sensitive to developments in particular industries, such as the automotive, construction, appliance, machinery, equipment, infrastructure and transportation, which are the main markets for ArcelorMittal’s products. A resumed downturn in steel prices would materially and adversely affect ArcelorMittal’s revenues and profitability, including because of potential further write-downs of steel products and raw materials inventories.

Volatility in the supply and prices of raw materials, energy and transportation, and mismatches with steel price trends, could adversely affect ArcelorMittal’s profitability.

Steel production requires substantial amounts of raw materials and energy, including iron ore, coking coal and coke, scrap, electricity and natural gas, which are subject to significant price volatility. In late 2008, the prices of most commodities used in the steel-making process collapsed as a result of the global economic crisis, before recovering gradually by the end of 2010 to levels near those prevailing before the crisis, albeit with significant increased volatility, due mainly to strong demand from customers in China and other emerging markets and the evolution of raw materials pricing from annual, contract-based prices to quarterly prices linked to spot market references. See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Raw Materials.”

The availability and prices of raw materials may be negatively affected by, among other factors: new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; interruptions in production by suppliers (as occurred, for example, with respect to coal supplies as a result of the major flooding in Queensland, Australia in late 2010); accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; fluctuations in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers and the availability and cost of transportation. Although ArcelorMittal has substantial captive sources of iron ore and coal from its own mines and is expanding output at such mines and also has new mines under development, it still obtains a significant portion of its raw materials requirements under long-term supply contracts (for example, from the Brazilian mining company Vale). The raw materials industry is highly concentrated and suppliers in recent years have had significant pricing power. In 2010, iron ore suppliers discarded the long-prevailing industry practice of setting prices annually, which had provided a measure of short-term price stability, in favor of a system where prices are set on a quarterly basis. If suppliers were to move further toward sales based on spot prices, steel producers would face increased exposure to production cost and short-term price volatility. Any prolonged interruption in the supply of raw materials or energy, or increases in costs which ArcelorMittal cannot pass on to its customers, could adversely affect its business, financial condition, results of operations or prospects.

Energy costs, including the cost of electricity and natural gas, also represent a substantial portion of the cost of goods produced by steel companies like ArcelorMittal. Historically, energy prices have varied significantly, and this trend may continue due to market conditions and other factors beyond the control of steel companies. Because the production of direct reduced iron, the production of steel in electric arc furnaces and the re-heating of steel involve the use of significant amounts of energy, steel companies are sensitive to natural gas and electricity prices and are dependent on having access to reliable supplies.

Despite the fact that steel and raw material prices are historically highly correlated (for example, both experienced significant declines during the recent economic crisis), this correlation is not guaranteed. For example, amid the recent slow and uncertain recovery, the price of iron ore—driven mainly by Chinese and international demand in emerging markets—has recovered faster than the price of steel in ArcelorMittal’s key markets in Europe and the United States, and ArcelorMittal has been exposed to a price-cost squeeze resulting mainly from high-priced raw materials inventories at certain points during the cycle. Because ArcelorMittal sources a substantial portion of its raw materials through long term contracts with quarterly formula-based prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials prices, and trends for steel prices in regional markets. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4B—Business Overview—Raw Materials and Energy”. If raw materials and energy prices rise significantly (either as a result of supply constraints or other reasons) but prices for steel products in ArcelorMittal’s markets do not increase commensurately, it would have a negative effect on ArcelorMittal’s business, financial condition, results of operations and prospects.

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

Compliance with new and more stringent environmental obligations—particularly those arising from policies limiting greenhouse gas emissions—may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The European Union has established greenhouse gas regulations and many other countries, such as the United States, have debated similar measures and may enact them in the future. Such regulations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, or other regulatory initiative, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

Moreover, many developing nations, such as China, India and certain others, have not yet instituted significant greenhouse gas regulations. It is possible that any international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

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

ArcelorMittal’s operations may be located in areas where individuals or communities may regard its activities as having a detrimental effect on their natural environment and conditions of life. Any actions taken by such individuals or communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.

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

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4B—Business Overview—Government Regulations—Health and Safety Laws and Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

ArcelorMittal may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rates within our workforce in Africa and other regions. ArcelorMittal may also be affected by potential outbreaks of flu or other viruses or infectious diseases in any of the regions in which it operates.

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

As of December 31, 2010, ArcelorMittal had total debt outstanding of $26.0 billion, consisting of $6.7 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $19.3 billion of long-term indebtedness. As of December 31, 2010, ArcelorMittal had $6.3 billion of cash and cash equivalents ($6.2 billion) including restricted cash ($0.1 billion), and $11.3 billion available to be drawn under existing credit facilities. Substantial amounts of indebtedness mature in 2011 ($6.7 billion), 2012 ($1.3 billion), 2013 ($4.0 billion) and 2014 ($3.5 billion). See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Although the global financial crisis eased during the second half of 2009 and in 2010, conditions in global capital and credit markets generally have remained volatile and uncertain, particularly for companies with high leverage or in sectors that were adversely affected by the global economic downturn, including steel and other basic material producers. Financial markets could conceivably relapse and deteriorate sharply, including in response to significant political or financial news such as large credit losses at a systemically important financial institution, the bankruptcy of a large company or heightened risk of default by a sovereign country in Europe or elsewhere.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings (which are currently just above so-called “investment grade” levels) either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, or trends in credit and capital markets more generally. Any decline in ArcelorMittal’s credit ratings, including a loss of investment grade status, would substantially increase its cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness. Moreover, ArcelorMittal could, in order to increase financial flexibility during a period of reduced availability of credit, implement capital raising measures such as equity offerings or asset disposals, which could in turn create a risk of diluting existing shareholders, the Company receiving relatively low proceeds for the divested assets and/or causing substantial accounting losses (particularly if the divestments are done in difficult market conditions).

ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The Company’s principal credit facilities also include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a ratio of 3.5 to one. As of December 31, 2010, the Leverage Ratio stood at approximately 2.2 to one.

The restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility, including to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate, creating liquidity pressures.

Furthermore, a part of ArcelorMittal’s debt is at variable rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed. After swaps, ArcelorMittal had 69% of its debt at fixed interest rates and 31% at floating rates as of December 31, 2010.

See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its future growth strategy, the Company plans to expand its steel-making capacity and raw materials self-sufficiency through a combination of brownfield growth, new greenfield projects and acquisition opportunities, mainly in emerging markets. See “Item 4—Information on the Company—Business Overview—Business Strategy.” To the extent that these plans proceed, these projects would require substantial capital expenditures and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s projects in India), demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk. For example, the Company is in the process (along with a partner) of acquiring Baffinland Iron Mines Corporation in view of developing the Mary River iron ore deposit in the Arctic Circle. The scale of this project and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation infrastructure and environmental concerns. The Company cannot guarantee that it will be able to execute this project or other projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

ArcelorMittal’s mining operations are subject to risks associated with mining activities.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities in recent years. Mining operations are subject to hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination;

Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	gas and coal outbursts;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling;

•	difficulties associated with mining in extreme weather conditions, such as the Arctic; and

•	blasting and removing, and processing material from, an underground mine.

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

ArcelorMittal has grown through acquisitions and will likely continue to do so. Failure to manage external growth and difficulties integrating acquired companies and subsequently implementing steel and mining development projects could harm ArcelorMittal’s future results of operations, financial condition and prospects.

ArcelorMittal results from Mittal Steel Company N.V.’s 2006 acquisition of, and 2007 merger with, Arcelor, a company of approximately equivalent size. Arcelor itself resulted from the combination of three steel companies, and Mittal Steel had previously grown through numerous acquisitions over many years. ArcelorMittal made numerous acquisitions in 2007 and 2008 before curtailing large-scale M&A activity in 2009 and in 2010. Its strategy going forward over the medium term includes external growth through acquisitions.

The Company’s past growth through acquisitions has entailed significant investment and increased operating costs, as well as requiring greater allocation of management resources away from daily operations. Managing growth has required the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, attracting and retaining qualified management and personnel (particularly to work at more remote sites where there is a shortage of skilled personnel) as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to continue to manage such growth could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if integration of acquisitions is not successful, ArcelorMittal could lose key personnel and key customers, and may not be able to retain or expand its market position.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2010, Mr. Lakshmi N. Mittal (along with his wife, Mrs. Usha Mittal) owned 638,004,863 of ArcelorMittal’s outstanding common shares, representing approximately 40.87% of ArcelorMittal’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of ArcelorMittal.

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

If earnings and cash flows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals.

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill, which is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s seven operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments as of November 30, or whether changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 9 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill could fall significantly and result in impairment. While impairment of goodwill does not affect reported cash flows, it does result in a non-cash charge in the consolidated statement of operations, which could have a material adverse effect on ArcelorMittal’s results of operations or financial position. Based on its impairment review in connection with the preparation of its 2010 financial statements, the Company did not record any impairment of goodwill at December 31, 2010. At December 31, 2010, the Company had $12.6 billion of goodwill and $1.8 billion of other intangibles, compared to $14.8 billion of goodwill and $2.2 billion of other intangibles at December 31, 2009. See Note 9 to ArcelorMittal’s consolidated financial statements. For the year ended December 31, 2010, the Company recorded an impairment loss related to its manufacturing property, plant and equipment amounting to $525 million.

No assurance can be given as to the absence of significant further impairment charges in future periods, particularly if market conditions deteriorate again as they did in 2008-2009.

Capital expenditure commitments and other undertakings arising from acquisitions and investments may limit ArcelorMittal’s operational flexibility, add to its financing requirements and adversely affect its results of operations and prospects.

In connection with the acquisition of certain operating subsidiaries and other investments, ArcelorMittal has committed itself to significant capital expenditures and other undertakings. See “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 22 to ArcelorMittal’s consolidated financial statements. ArcelorMittal expects to fund these commitments primarily through internal sources, which may be limited depending on the Company’s results of operations, financing capacity and other uses of cash, such as dividends and maintenance expenditure. As a result, the Company is unable to guarantee that these projects will be completed on time or at all. Failure to comply with commitments in connection with past growth projects may result in forfeiture of a part of ArcelorMittal’s investment, the loss of tax and regulatory benefits, and/or contractual disputes that could have a material adverse effect on ArcelorMittal’s financial condition or results of operations.

See “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2010, the value of ArcelorMittal USA’s pension plan assets was $2.3 billion, while the projected benefit obligation was $3.5 billion, resulting in a deficit of $1.2 billion. At December 31, 2010, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $2.8 billion, while the projected benefit obligation was $3.3 billion, resulting in a deficit of $0.5 billion. At December 31, 2010, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.6 billion, while the projected benefit obligation was $2.3 billion, resulting in a deficit of $1.7 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2010. These obligations totaled $6.2 billion as of December 31, 2010, while underlying plan assets were only $0.5 billion, resulting in a deficit of $5.7 billion. See Note 23 to ArcelorMittal’s consolidated financial statements.

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

ArcelorMittal is subject to economic policy risks and political, social and legal uncertainties in certain of the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a large number of emerging markets. In recent years, many of these countries have implemented measures aimed at improving the business environment and providing a stable platform for economic development. ArcelorMittal’s business strategy has been developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure will continue, but this cannot be guaranteed. Any slowdown in the development of these economies could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects, as could insufficient investment by government agencies or the private sector in physical infrastructure. For example, the failure of a country to develop reliable electricity and natural gas supplies and networks, and any resulting shortages or rationing, could lead to disruptions in ArcelorMittal’s production.

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has announced a policy of selective nationalization of companies operating in the country, and has implemented a number of nationalizations to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, fluctuations in exchange rates to the U.S. dollar, could have an adverse effect on its business, financial condition, results of operations or prospects.

ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4B—Information on the Company—Business Overview—Government Regulations—Foreign Exchange”.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

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

Natural disasters could damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both regions are prone to earthquakes of varying magnitudes. ArcelorMittal Point Lisas is located in Trinidad, which is vulnerable to hurricanes. Extensive damage to these facilities or any other major production complexes and staff casualties whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it is not fully insured against all business risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. ArcelorMittal also maintains various other types of insurance, such as directors and officers liability insurance, workmen’s compensation insurance and marine insurance.

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

Product liability claims could have a significant adverse financial impact on ArcelorMittal.

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines. There could be significant consequential damages resulting from the use of such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products could leave ArcelorMittal uninsured against a portion or the entirety of the award and, as a result, materially harm its financial condition and future operating results.

ArcelorMittal is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities, litigation and fines, among others, regarding its pricing and marketing practices or other antitrust matters.

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

ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA LLC and other steel manufacturers, alleging on behalf of direct purchasers that the defendants conspired since 2005 to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a lawsuit on behalf of indirect purchasers, have been filed and have been reassigned to the court overseeing this lawsuit. A motion by the defendants in the case to dismiss the complaint was denied in June 2009. The parties are in the process of conducting discovery on class certification issues. These cases remain in the early stages of the litigation. Antitrust proceedings and investigations involving ArcelorMittal subsidiaries are also currently pending in Brazil, Europe and South Africa.

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

ArcelorMittal’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm, both at operating subsidiaries and joint ventures.

ArcelorMittal operates in a global environment, and its activities straddle multiple jurisdictions and complex regulatory frameworks, at a time of increased enforcement activity and enforcement initiatives worldwide. ArcelorMittal’s governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent breaches of law, accounting or governance standards at the Company or its subsidiaries. Risks of violations are also present at the Company’s joint ventures and associates where ArcelorMittal has only a minority stake and does not control accounting and reporting procedures. In addition, ArcelorMittal may be subject to breaches of its Code of Business Conduct, other rules and protocols for the conduct of business, as well as instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 19 to ArcelorMittal’s consolidated financial statements.

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

At December 31, 2010, ArcelorMittal had $6.6 billion recorded as deferred tax assets on its statement of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2010, the amount of future income required to recover ArcelorMittal’s deferred tax assets was approximately $22.8 billion at certain operating subsidiaries.

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

ArcelorMittal had sales of approximately $78.0 billion, steel shipments of approximately 85.0 million tonnes and crude steel production of approximately 90.6 million tonnes for the year ended December 31, 2010, as compared to sales of approximately $61.0 billion, steel shipments of approximately 69.6 million tonnes and crude steel production of approximately 71.6 million tonnes for the year ended December 31, 2009.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2010, was $2.9 billion, or $1.93 per share, as compared with net income attributable to equity holders of the parent of $0.2 billion, or $0.11 per share, for the year ended December 31, 2009.

As of December 31, 2010, ArcelorMittal had equity of $66.1 billion, total debt of $26.0 billion and cash and cash equivalents, including restricted cash, of $6.3 billion as compared to equity of $65.4 billion, total debt of $24.8 billion and cash and cash equivalents, including restricted cash, of $6.0 billion as of December 31, 2009.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, and a strong focus on employee well-being and customer service. The Company’s three-dimensional strategy, described under “- B. Business Overview – Business Strategy”, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by economic cycles.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and is the second largest producer in the CIS region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2010, ArcelorMittal had approximately 274,000 employees (including discontinued operations).

ArcelorMittal operates its business in five reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS and ArcelorMittal Distribution Solutions. (As described below under “—Recent Developments”, in January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company Aperam. Therefore, Stainless Steel is reported as discontinuing operations.) ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 53% is produced in Europe and approximately 11% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.

Products: ArcelorMittal produces a broad range of high-quality finished and semi-finished products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries including the automotive, appliance, engineering, construction and machinery industries.

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

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2010 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use), approximately 56% of ArcelorMittal’s iron-ore requirements and approximately 15% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Mexico, Ukraine and the United States and has projects under development or prospective development in Liberia, Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia, South Africa and the United States. It has projects under prospective development in India and has a strategic investment in an Australian pulverized coal producer. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese, molybdenum and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 87% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 14 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Distribution Solutions segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

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

In 2007 and through the first half of 2008, ArcelorMittal continued to pursue a disciplined growth strategy, with transactions announced in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela, a large part of which were successfully completed. ArcelorMittal also completed buy-out offers for non-controlling interests in certain of its subsidiaries in Argentina, Brazil and Poland. In addition, the Company announced and, in some cases, initiated development plans for greenfield steelmaking and mining projects in numerous countries.

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. The Company re-examined its investment projects involving significant capital expenditure (including those announced in prior years), reducing capital expenditures for 2009 to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion for the year, of which $ 2.7 billion was for maintenance. In 2011, capital expenditure is expected to amount to approximately $5.0 billion, $3.6 billion of which will be related to steelmaking facilities (including health and safety investments), $1.4 billion of which will be dedicated to mining projects (as the Company has announced its intention to increase its iron ore capacity by 10% in 2011), as well and the remainder of which is expected to fund other investments, mainly in emerging countries. Merger and acquisition activity remained limited in 2010, with the exception of the acquisition (along with a partner) of Baffinland, which culminated in January 2011.

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Orissa at a cost estimated at the time as in excess of $10 billion. Implementation of these projects has been delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and in the meantime the Company has explored alternative investment opportunities. In June 2010, the Company entered into a memorandum of understanding with authorities in the state of Karnataka in South India in view of the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. All necessary steps related to land acquisition have been completed, and the process for applying to secure mining leases and obtain environmental approvals has commenced. In light of the implementation challenges associated with large greenfield projects, and to diversify the initiatives through which it can participate in the growth of the Indian steel industry, the Company in the medium term intends to take a modular approach and also evaluate smaller projects in various Indian states, with potential individual investments estimated in the $1.5-3.0 billion range.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second blast furnace that would add approximately one million tonnes per annum of additional capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.2 billion, commenced in April 2010 with targeted completion in 2012. In August 2008, ArcelorMittal announced additional plans to expand steel production capacity in the long carbon sector in Brazil, but the timing and scope of this other investment, initially estimated at $1.6 billion, remain under review. As in other markets, any decision to increase investment in steelmaking capacity will depend on local market conditions and overall competitiveness considerations.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Tubes & Wire Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.2 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of RMB 4.5 billion ($682 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd. (“VAME”), would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented (NGO) steel and 100,000 tonnes for grain oriented (GO) electrical steels, with an estimated investment amount of RMB $3.9 billion ($585 million). Implementation of both projects is advancing including with respect to the regulatory approval process, but the precise timing of implementation of these projects remains to be decided. Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. ArcelorMittal currently holds 51% and Bin Jarallah Group holds 49% of the joint venture company, which is managed under the joint control of both investors. The joint venture has arranged financing and construction is well under way, with a target to complete in 2012.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of agreements relating to an iron ore mining and infrastructure development project. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. ArcelorMittal expects production of Direct Ship Ore (DSO) to begin during the second half of 2011, and a concentrate phase feasibility study to be completed in the third quarter of 2011.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum. It would also see the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. Commencement of operations is expected to begin by the end of 2012.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Societe Nationale Industrielle et Miniere (SNIM) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal expects to complete exploratory works and a feasibility study by mid-2013.

Senegal. In 2007, the Company entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. ArcelorMittal announced at the time that the project, if implemented, would entail an aggregate investment of $2.2 billion. Project implementation has not followed the originally anticipated schedule and the Company has been in discussions with the State of Senegal about the project. The parties are engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Should the conciliation procedure not result in this outcome, the agreement provides that either party may commence an arbitration. The Company cannot predict whether an arbitration will occur and, if so, its likely outcome.

Certain other previously announced projects have been terminated.

Key Transactions and Events in 2010

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events for the year ended December 31, 2010 are summarized below.

•

In transactions conducted on December 14, 2010 and December 18, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANE) and its U.S. dollar denominated 5% convertible notes due 2014. ArcelorMittal also sold 26.48 million treasury shares for a price of €26.4227 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.8682 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.

•

On August 10, 2010, ArcelorMittal South Africa (“AMSA”) announced that it had entered into an agreement to acquire 100% of the shares of Imperial Crown Trading Ltd. (“ICT”) for a price of 800 million rand (approximately $115 million at the time). ICT holds the right to prospect for iron ore in a 21.4% share in the Sishen mine in South Africa operated by the Sishen Iron Ore Company (Proprietary) Limited (“SIOC”). AMSA had previously owned a 21.4% share of the mineral rights to the Sishen mine. SIOC had for many years supplied AMSA with iron ore from the Sishen mine pursuant to a supply agreement setting the price at cost plus 3%. AMSA received notice from SIOC on February 5, 2010 asserting that with effect from March 1, 2010 it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the above-referenced supply agreement on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA and Kumba are currently engaged in an arbitration in respect of the supply agreement; for further details see Item 8 below. AMSA’s acquisition of ICT should be seen in this context. Completion of the acquisition remains subject to several conditions precedent, including completion to the satisfaction of AMSA of legal and regulatory due diligence. Moreover, SIOC has brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

•

On September 20, 2010, ArcelorMittal Poland acquired from the Polish State Treasury the remaining 58,751 shares, or 8.5%, of Zaklady K Zdzieszowice (“ZKZ”) that it did not already own for cash consideration of $130 million.

•

On September 8, 2010, ArcelorMittal and BHP Billiton jointly announced that they had ended preliminary discussions announced earlier in the year to combine the two companies’ iron ore mining and infrastructure interests in Liberia and Guinea into a single joint venture. The companies were unable to reach a commercial agreement. ArcelorMittal will continue to develop its operations and iron ore interests in Liberia independently. See “—Updates on Previously Announced Investment Projects”.

•

On August 24, 2010, ArcelorMittal subscribed to a capital increase by associated company Macarthur Coal by purchasing 6.3 million newly issued shares for $65 million. The Company’s stake remained at 16.6% at that time. Macarthur Coal has since established a dividend reinvestment plan (DRP) which provides shareholders the opportunity to use their dividends to acquire additional shares in Macarthur Coal without incurring brokerage or transaction fees. The participation in the DRP is voluntary and ArcelorMittal decided not to participate. ArcelorMittal’s shareholding remains at 48,552,062 shares resulting in a limited dilution of its stake from 16.6% to 16.2%.

•

On July 23, 2010, the Company completed the acquisition of the remaining 3.57% stake in ArcelorMittal Ostrava that it did not already own for $84 million. In January 2010, ArcelorMittal had also acquired an ownership interest of 13.88% for $373 million, increasing its stake from 82.55% to 96.43%. In July 2009, the Company had also acquired a 10.97% stake in 2009 for $375 million, with the purchase price to be paid in six annual installments.

•

On July 5, 2010, the Company completed a disposition of the Anzherskaya coal mine in Russia after management concluded the mine had no further strategic value to the Company. There was no cash consideration received and the purchaser agreed to assume the liabilities of the mine. An impairment loss of $119 million was recorded in the second quarter of 2010.

•

On March 16, 2010 ArcelorMittal signed a memorandum of understanding to establish a joint venture with Turkish partner Dayen to build a steel mini-mill with an electric furnace in Sulaimaniyah in Northern Iraq. The mill would produce in its initial phase up to 250,000 tonnes per year of rebar from locally sourced scrap, and require an investment of $145 million. Development work began in the second quarter of 2010 and a feasibility study has been completed. Completion of the project and the start of production remains subject to certain conditions, including with respect to financing and therefore the production start date remains to be determined.

•

On February 12, 2010, the non-controlling shareholders of Turkish steelmaker Rozak AS announced their intention to exercise a put option right to sell their shares representing an ownership share of 30% to ArcelorMittal for $31 million. The transaction closed in January 2011. The Company now owns 100% of Rozak.

•	On February 1, 2010, ArcelorMittal completed the sale of its non-controlling interest in Wabush Mines in Canada, pursuant to which it received $38 million for its 28.6% stake.

•

Following the closing of a tender offer on January 7, 2010, the Company acquired a 28.8% stake in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (including plain and corrugated) and color coated coils and sheets based in Western India that is listed on the major stock exchanges of India. On February 1, 2010, the Company raised its stake in Uttam Galva Steels Ltd. to 34.4%. The transaction gives ArcelorMittal access to Uttam Galva’s large downstream network, as well as a partnership in developing service centers for automotive and appliances.

Recent Developments

•

On February 18, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced they had taken up over 93% of the outstanding common shares on a non-diluted basis of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland. The total consideration payable by the Company under the offer as of this date was $386 million. The offerors have acquired a sufficient number of common shares of Baffinland to permit it to effect a court-approved plan of arrangement under the laws of Ontario, expected to be effective on March 23, 2011, to mandatorily acquire the remaining outstanding equity securities of Baffinland. In addition, on January 27, 2011 ArcelorMittal, Nunavut and Baffinland announced changes to the Baffinland Board of Directors, with the election of a slate of nominees of ArcelorMittal and Nunavut. For additional information regarding Baffinland, see “Item 4B—Business Overview—Raw Materials and Energy—Iron Ore—Baffinland”.

•

On January 25, 2011, an extraordinary general meeting of shareholders of ArcelorMittal approved the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly created company. The new company, whose shares were spun-off to ArcelorMittal’s shareholders, is headquartered in Luxembourg and listed on the stock exchanges of Amsterdam and Paris (Euronext) and on the Luxembourg Stock Exchange. Effective January 25, 2011, the assets, rights and liabilities pertaining to the Company’s stainless and specialty steels business transferred by operation of law to Aperam as part of the spin-off, including, in particular, the following:

•

100% of the shares in AM LuxCo S.à r.l., a holding company created in connection with the structuring of the spin-off that holds participations in various subsidiaries in the stainless and specialty steels segment;

•

one unlimited partner share (action de commandité) and 30,998 limited partner shares (actions de commanditaire) in ArcelorMittal Stainless Sourcing S.C.A. a société en commandite par actions that holds the sourcing activities for the stainless and specialty steels segment;

•

one unlimited partner share (action de commandité) and 30,998 limited partner shares (actions de commanditaire) in ArcelorMittal Stainless Treasury S.C.A., a société en commandite par actions that holds the treasury and financing activities relating to the stainless and specialty steels segment;

•

the following loans to be transferred to Aperam, which are partially and/or entirely allocated to the Swiss finance branch of ArcelorMittal, which will itself be contributed to Aperam upon effectiveness of the spin-off;

the receivable against ArcelorMittal Stainless Belgium S.A. of €221,590,789 (transferred for $296,289,044);

the receivable against ArcelorMittal Stainless Poland Sp. Z o.o. of PLN 99,600, 000 (transferred for $34,405,963);

the receivable against ArcelorMittal Inox Brasil S.A. of $776,986,902;

the receivable against ArcelorMittal LuxCo S.à.r.l. of €1,271,580,521 (transferred for $1,700,230,315); and

the receivable against ArcelorMittal Stainless Treasury S.C.A. of €555,973,198 (transferred for $743,391,763);

•

the payable due to ArcelorMittal Finance relating to a $900 million credit facility entered into on January 19, 2011 (the “Bridge Loan”) between ArcelorMittal Finance as lender, on the one hand, and Aperam and ArcelorMittal as borrowers, on the other hand, which was transferred to Aperam by operation of law as part of the spin-off. The Bridge Loan has a term of 364 days from January 25, 2011, extendable for an additional 364 days under certain conditions. For additional information, see “Item 10—Additional Information—Material Contracts”;

•	the intellectual property rights owned immediately prior to the spin-off by ArcelorMittal that pertain to the assets and rights transferred to Aperam by operation of law as part of the spin-off;

•	the liabilities, such as third party debt and costs, incurred by the Company with respect to the incorporation of Aperam;

•

the employment contracts of Bernard Fontana, Chief Executive Officer of Aperam, and of other employees of the Company on the date of the spin-off who have transferred from the Company to Aperam as part of the spin-off; and

•	the right to sub-lease a certain amount of office space suitable for Aperam’s head office within the premises owned or rented by the Company in the city of Luxembourg.

•

In addition, ArcelorMittal will sell to Aperam one of its two captive reinsurance companies, COREA S.A. COREA is incorporated in Luxembourg and its sale to Aperam is subject to the consent of the Luxembourg insurance regulator, the Commissariat aux Assurances, which is expected to be obtained by May 1, 2011.

•

On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. As a consequence, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal

19, Avenue de la Liberté

L-2930 Luxembourg

Grand Duchy of Luxembourg

Telephone: +352 4792-2484

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC

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

B. Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel industry:

Market leader. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of approximately 130 million tonnes of crude steel for the year ended December 31, 2010. Steel shipments for the year ended December 31, 2010 totaled approximately 85 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa and CIS).

ArcelorMittal has a diversified portfolio of products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 174 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 19% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

With a portfolio of assets that is diversified across product segments and geographic regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at a low cost and with a limited impact on the environment. With 15 major research centers, ArcelorMittal possesses a leading R&D capability in the steel industry. The Company’s locations worldwide enable quick transfers of know-how to ArcelorMittal plants around the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

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

•

In the stainless market, ArcelorMittal develops new grades to provide cost-efficient and high value-added products. In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company— Recent Developments”.

•	ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel—a growing presence in the wind energy sector.

For the year ended December 31, 2010, ArcelorMittal’s R&D expense was approximately $322 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•

Diversified production process. In 2010, approximately 65.6 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 21.8 million tonnes through the electric arc furnace route and approximately 3.1 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•	Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges.

•

Upstream integration. ArcelorMittal believes that its relatively high level of self-sufficiency in key raw materials (including 56% iron-ore and 15% metallurgical coal self-sufficiency in 2010) provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•

Downstream integration. ArcelorMittal’s downstream integration through its Distribution Solutions segment enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, finance, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to steel market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel industry. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn in late 2008 and early 2009. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery.

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

Employees. Recognizing them as the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure and size with the Company’s goals and operations; (2) resourcing, workforce planning, skill gaps identification and training which ensure that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of its core business strategy, a revised CR strategy has been developed and communicated to employees, investors and other stakeholders. Based on ArcelorMittal’s values and vision, the CR strategy is concentrated on the areas of safety, employee development and social dialogue; channeling the Company’s expertise to develop cleaner processes and create more environmentally sound products; and enriching and engaging local communities. All of these goals are further underpinned by a commitment to transparent governance practices. In late 2010, ArcelorMittal entered the Dow Jones Sustainability World Index, a key milestone in the Company’s journey towards delivering safe, sustainable steel, and launched a new human rights policy, strengthening its commitment to respecting human rights across the group.

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

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia. ArcelorMittal has steel-making operations in 20 countries on four continents, including 65 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. In 2010, approximately 36% of its steel was produced in the Americas, approximately 53% was produced in Europe and approximately 11% was produced in other countries, such as Kazakhstan, South Africa and Ukraine.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s expansion strategy in recent years has given it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also gradually building its presence in China and India.

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

Mining and value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its captive mines and long-term contracts with key suppliers, and plans to continue to develop its upstream integration in the medium-term. Iron ore and coal mining projects have been a key focus of ArcelorMittal in recent years and this focus is only expected to intensify in the medium-term, as the Company has a goal to secure 100 million tonnes of iron ore supply from its own mines and under strategic long term supply contracts on a cost-plus basis. As part of this strategy, in January 2011, the Company announced the acquisition of Baffinland, which holds a substantial undeveloped iron ore deposit in the Canadian territory of Nunavut. For additional information, see “—Business Overview—Raw Materials and Energy—Iron Ore—Baffinland.”

Downstream integration is also a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intends to invest in value-added downstream operations, such as steel service centers and building and construction support services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities will allow it to be closer to end-user customers, which in turn will allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off its experience in developed markets.

Growth Prospects. Notwithstanding the difficult market conditions of 2008-2009, ArcelorMittal’s management believes that there will be strong global steel demand growth in the medium to long term. The Company will continue to invest opportunistically in expanding its steel production capacity with a view to maintaining and expanding its market share and existing customer base, depending on local market conditions and projected global and regional demand trends.

Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity, and this activity remained subdued for most of 2010 (with the exception of Baffinland). As market conditions gradually improve, however, the Company intends to take advantage of selected growth opportunities, mainly in the mining sector and in emerging markets.

Business Overview

ArcelorMittal reports its operations in five reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”) and Distribution Solutions. Stainless Steel is presented as discontinued operations.

The following table sets forth selected financial data by segment.

Millions of U.S. dollars	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa & CIS	Distribution Solutions	Others / Elimination*	Total

Year ended December 31, 2008
Sales to external customers	24,687	31,402	27,812	9,218	21,061	2,762	116,942
Intersegment sales	2,344	6,898	4,456	3,915	2,065	(19,678)	—
Operating income	2,638	2,773	4,154	3,145	181	(931)	11,960
Depreciation	937	1,648	1,269	540	200	128	4,722
Impairment	291	276	456	9	5	—	1,037
Capital expenditures	1,082	1,443	1,195	891	280	490	5,381
Year ended December 31, 2009
Sales to external customers	11,608	16,284	14,836	5,349	12,382	562	61,021
Intersegment sales	1,732	3,697	1,931	2,278	1,142	(10,780)	—
Operating income	(757)	(501)	(29)	265	(286)	(162)	(1,470)
Depreciation	1,129	1,417	1,092	544	215	177	4,574
Impairment	41	88	287	3	141	(8)	552
Capital expenditures	523	937	545	435	131	138	2,709
Year ended December 31, 2010
Sales to external customers	17,101	20,898	18,218	6,932	14,225	651	78,025
Intersegment sales	2,200	4,652	3,127	2,916	1,519	(14,414)	—
Operating income	2,044	583	1,068	802	164	(1,056)	3,605
Depreciation	916	1,403	1,086	597	176	217	4,395
Impairment	—	77	11	305	113	19	525
Capital expenditures	711	793	704	670	124	306	3,308

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal products include:

•	semi-finished flat products such as slabs;

•	finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•	semi-finished long products such as blooms and billets;

•	finished long products such as bars, wire-rods, structural sections, rails and wire-products; and

•	seamless and welded pipes and tubes; and

•	stainless steel products.

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

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet, plates).

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

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company—Recent Developments”.

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

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2010, ArcelorMittal produced 7.4 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

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

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its captive raw material base in order to raise its self-sufficiency level. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process, but have also included investments to secure access to other raw materials such as molybdenum and manganese. ArcelorMittal has exploration and evaluation mining projects in India, Africa and South America that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing captive sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its captive raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. (see “Item 4A—Information on the Company—Recent Developments”). The Baffinland project is described below under “Iron Ore—Baffinland”.

For the year ended December 31, 2010, ArcelorMittal sourced approximately 56% of its iron ore requirements and about 15% of its metallurgical coal requirements from its own mines and other captive sources, including contracts, mainly on a cost-plus basis, with local supplier partners as described below.

ArcelorMittal is a party to contracts with mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements (although quarterly minimum amounts remain in effect). ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Société Nationale Industrielle et Minière (S.N.I.M.) in Mauritania, Luossavaara-Kiirunavaara AB (LKAB) in Sweden, Samarco in Brazil and IOC (Rio Tinto Ltd.) in Canada. In 2010 ArcelorMittal also developed substantial high-grade iron ore supply from Venezuela in partnership with Duferco Group. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance in Australia, Alpha Natural Resources in the United States, Anglo Coal in Australia, Xstrata Coal in Australia, Walter Energy Inc. in the United States and MacArthur Coal in Australia.

ArcelorMittal believes that these supply contracts can play an important role in preventing disruptions in the production process, thereby enhancing operational efficiency. The cost of such supplies has become relatively less stable in 2010 following the change in the iron ore benchmark pricing from annual to quarterly prices during the first half of the year. See “Item 5—Operating and Financial Review and Prospects—Raw Materials”. In 2010, ArcelorMittal sourced nearly all of its external iron ore requirements and coking coal requirements under such long-term contracts. ArcelorMittal did not purchase significant amounts of iron ore and coking coal under short term contracts in 2010.

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2010.

Millions of metric tonnes	Consumption	Consumption from own production/ generation	External purchase	Self- sufficiency %

Iron Ore(1)	114.9	64.9	50.0	56%
PCI & Coal(2)	44.3	6.9	37.4	15%
Coke	29.3	25.5	3.8	87%
Scrap & DRI	38.7	17.0	21.7	44%

(1)	Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Pena Colorada for captive use.
(2)	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for captive use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. ArcelorMittal is also expanding capacity of existing mines in the United States, India and Brazil. In addition, the Company has announced prospective mining developments in India, Africa, South America and North America. See “Item 4—Information on the Company—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis. Taking into account these arrangements, ArcelorMittal’s captive sources of iron ore accounted for approximately 56% of ArcelorMittal’s 2010 requirements.

In 2011, the Company is targeting an increase of approximately 10% in its iron ore production as compared to 2010.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production in 2010:

Mine	Type	Product	2010 Production (in millions of metric tonnes)(1)

Captive - iron ore
North America(2)	Open Pit	Concentrate and Pellets	27.8
South America	Open pit	Lump and Sinter feed	4.9
Europe	Open pit	Lump and fines	1.4
Africa	Open Pit / Underground	Lump and fines	1.1
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	13.8

Total captive - iron ore			49.0

Long term contract - iron ore
North America(3)	Open Pit	Pellets	12.6
South America	Open Pit	Lump and Fines	—
Africa(4)	Open Pit	Lump and Fines	7.0

Total long-term contract - iron ore			19.6

Total			68.6

(1)	Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts)
(2)	Includes own share of production from Hibbing (United States, 62.30%) and Pena (Mexico, 50%).
(3)	Long-term supply contract with Cliffs Natural Resources Inc.; prices are formula based.
(4)	Includes purchases under strategic agreement with Sishen/Thabazambi (South Africa). Prices were on a cost-plus basis prior to March 1, 2010. Prices for purchases under the July 2010 interim agreement with Kumba are on a fixed cost basis since March 1, 2010. See “Item 8A. Consolidated Financial Statement and Other Financial Information – Legal proceedings – Other Legal Claims – South Africa”.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Baffinland

On February 18, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced they had acquired approximately 93% of the outstanding common shares of Baffinland. Following a court-approved plan of arrangement to buy out remaining minority shareholders, ArcelorMittal and Nunavut are expected to own 70% and 30% of Baffinland, respectively.

Baffinland’s principal asset is the Mary River project on Baffin Island in Canada’s Nunavut territory in the Arctic Circle. The project contains a high-grade undeveloped iron ore deposit but presents challenging climate-related logistics and construction costs (including road, rail and port access in addition to mining costs) that could reach between $5 to $7 billion over the medium term. See “Item 3D—Risk Factors—ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks”. In 2011, the Company expects to spend approximately $100 million on funding feasibility studies and other pre-development work. Ultimately, the Company intends that Baffinland will be a key supplier to its European steel plants, using shipping lanes to reach European ports.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from captive coal mines in Kazakhstan, Russia, the United States and South Africa. The Company’s mines in Kazakhstan supply substantially all the requirements for its steel making operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production in 2010:

Coal Mine Operations by Region	2010 Production (millions of metric tonnes)
Captive - coal
North America	2.3
Asia, CIS & Other	4.7

Total captive – coal	7.0

Coal - long term contracts
North America(1)	0.2
Africa(2)	0.2

Total coal-long term contracts	0.4
Total	7.4

(1)	Long term lease - prices on a cost plus basis.

(2)	Strategic agreement - prices on a cost plus basis.

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

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Algeria, Bosnia, United States, Canada, Mexico, Brazil, Spain, France, Belgium, Poland, Czech Republic, Kazakhstan, South Africa, Romania and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China, Japan and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. Typically scrap purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

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

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally based in regulated markets.

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

In 2010, AMS arranged transportation for approximately 64.4 million tonnes of raw materials and about 12.97 million tonnes of finished products. The key objectives of AMS are to ensure cost-effective and timely shipping services to all units. AMS also acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”). GC handles shipping of approximately 24% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. It wholly owns two Handymax, and has several Capesize, Panamax and Supramax vessels on a medium-to-long-term charter. AMS’s strategy is to cover 50-75% of the cargo requirements of the group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

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

During 2007, a global and integrated “Total Cost of Ownership” project was launched that builds on previous expertise employed in a number of sites. This project was successful in changing the business approach from unit price-based decision-making to total cost of ownership-based decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling. The Total Cost of Ownership methodology has now become an institutionalized way of conducting the purchasing activities across the group.

Sales and Marketing

In 2010, ArcelorMittal sold approximately 85 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the EU region, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

Export sales are by preference executed through the activities of the in-house export trading arm to ensure coordinated market entry into the country of destination for all ArcelorMittal products.

Globally, all sales—though executed at the local level—are coordinated strategically to ensure harmonized contract, price, rebate and payment conditions for the ArcelorMittal group as a whole.

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

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where a new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,500 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with 22 inventions newly-protected in 2009 and 21 inventions newly protected in 2010. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

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

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. In addition to capital investments required for additional controls and other improvements, ArcelorMittal had provisions of approximately $730 million at December 31, 2010 for environmental remedial activities and liabilities (excluding asset retirement obligations).

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

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

ArcelorMittal USA has established provisions of $213 million (exclusive of asset retirement obligations) to address existing environmental liabilities associated with its operations. The environmental provisions include anticipated spending of approximately $23 million in 2011. Most of these provisions relate to significant remedial activities at various facilities. In some cases, soil or groundwater contamination requiring remediation is present at ArcelorMittal’s USA facilities. In other cases, it is present at former facilities or third-party waste disposal sites. All of ArcelorMittal USA’s major operating and former operating sites are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties, also known as “brownfield projects”. ArcelorMittal USA is also as of now a potentially responsible party at least two state and federal Superfund sites. Superfund and analogous US state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous materials to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional clean-up is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous materials or those of its predecessor(s) were disposed of at a site that later becomes a Superfund site.

ArcelorMittal USA’s environmental provisions also include $50 million, with anticipated expenditures of $7 million during 2011, to specifically address the removal and disposal of polychlorinated biphenyls (“PCBs”) and the elimination of asbestos-containing materials.

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

In October 2009, the U.S. EPA published its final Mandatory Greenhouse Gas (GHG) Reporting Rule. That rule required data collection commencing on January 1, 2010 with reports covering calendar year 2010 to be filed during March 2011. ArcelorMittal USA has implemented appropriate programs and compliance plans in response to these monitoring obligations and expects to continue to incur substantial expense and management time to comply with the rule.

During 2010, the U.S. EPA also issued a series of additional regulations and guidance documents which both establish permitting obligations for significant stationary sources of GHG emissions (like iron and steel plants) and will serve as the precursor for further GHG regulations. The permitting obligations created by these rules become effective on January 2, 2011 and apply to both significant new sources of GHGs and existing facilities that are modified in ways projected to significantly increase GHG emissions. While the development of guidance to implement this permitting program is still underway, sources triggering permit obligations will be obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install such control technologies.

The U.S. EPA’s regulations also create a platform for the further potential regulation of GHG emissions from large stationary sources including iron and steel facilities. Based on the findings made in 2010, the U.S. EPA may decide to press forward with the establishment of substantive emissions limitations or other requirements that require large industrial sources to minimize GHG emissions and/or meet air quality standards for GHGs. There are several regulatory alternatives U.S. EPA may elect to pursue under its existing Clean Air Act Authority. As these potential developments would have significant financial implications, ArcelorMittal USA will continue to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

•

Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. This directive updates and merges seven pieces of existing legislation, including the directives on Integrated Pollution Prevention and Control (the “IPPC directive”), large combustion plants (the “LCP directive”) and solvents. To receive a permit, installations covered by IPPC rules must apply best available techniques (“BATs”) and comply with BAT-Associated Emissions Levels, as adopted in the BAT conclusions by the European Commission, to optimize their all-round environmental performance. Emissions to air, soil or water, as well as noise and safety are all considered. The directive maintains limited flexibility for competent authorities by setting two conditions for deviating from the use of BATs: environmental conditions related to the location of the site and its technical characteristics. Such derogation must be justified. Member States must transpose the rules into national legislation by January 7, 2013. The implementation of the IED directive will materially impact ArcelorMittal activities in the European Union at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions. This directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) regulation (EC) no. 166/2006 of January 18, 2006 implementing the yearly report on release of pollutants and off-site transfer of waste.

•

Directive 2008/98/EC of November 19, 2008 which establishes the legislative framework for the handling and management of waste in the European Union and Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union.

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

EU Directives applicable to our products include those relating to waste electrical and electronic equipments (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000) and packaging and packaging waste (Directive 2004/12/EC of February 11, 2004). The Waste Framework Directive 2008/98/EC is relevant for products used in construction because it aims at recovering 70% of construction waste by 2020.

ArcelorMittal is also subject to the “CLP” regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which implements the United Nations Globally Harmonized System of classification and labeling and the “REACH” regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the EU in volumes of over one tonne per year. A legal entity of the ArcelorMittal group will not obtain the required license for continued production of a subject chemical if it fails (i) to submit a registration file for the subject chemical in due time, (ii) to submit a complete registration file or (iii) to make any required payment in connection with the registration file. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. In compliance with the REACH regulation, the legal entities of the ArcelorMittal group have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (ECHA). Groupwide, as of November 2008, ArcelorMittal had submitted 756 pre-registration files to ECHA. In November 2010, ArcelorMittal submitted to the ECHA, in the name and on behalf of 40 legal entities, 149 registration files concerning 21 substances. In addition, the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the European Union over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive.

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

The National Allocation Plans (“NAPs”) for the period 2008 through 2012 have been finalized in all EU member states and the allowances assigned to ArcelorMittal’s EU operating subsidiaries are no longer expected to fall short for this period given the present slowdown in production.

For the period after 2012, the EU institutions adopted on December 17, 2008 the so-called “climate and energy package” which, inter alia, aims to reduce the Community’s greenhouse gas (“GHG”) emissions by 20% by 2020 compared to 1990 levels, and 30% if other developed countries commit themselves to comparable emission reductions and economically more advanced developing countries contribute adequately according to their responsibilities and capabilities. The package contains in particular the following legislative documents:

•	Directive 2009/29/EC of April 23, 2009 to improve and extend the greenhouse gas emission allowance trading scheme of the European Union.

•	Decision no. 406/2009/EC of April 23, 2009 on the effort of Member States to reduce their GHG emissions to meet the Community’s GHG emission reduction commitments up to 2020.

•	Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•	Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

In particular, the new ETS includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the ETS sectors of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular on the basis of benchmarks for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme are further elaborated in implementing legislation. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of carbon leakage. On December 15, 2010, the EU Climate Change Committee adopted a draft decision determining transitional EU-wide rules for the harmonized free allocation of emission allowances. The draft decision, which will now be sent to the European Parliament and Council for a three month “scrutiny” under the comitology procedure before being adopted, determines the benchmark values for the steel industry. The values adopted are lower than those proposed by the European steel industry and will lead to significant additional cost for steel companies in Europe.

Another regulation relating to the auctioning of greenhouse gas emission allowances recently went into effect, completing the E.U.’s legislative framework in this area (Commission Regulation (EU) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of greenhouse gas emission allowances pursuant to Directive 2003/87/EC of the European Parliament and of the Council establishing a scheme for greenhouse gas emission allowances trading within the Community).

In 2010, ArcelorMittal approved certain capital expenditures for more than $110 million in order to facilitate compliance with these EU environmental regulations, including the following: $40 million at sinter plants; $39 million at the coke plants; $10 at the blast furnace plants, $4 million at the steel plants, $5 million at cold rolling and $15 million for actions in water treatment and storage tanks.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

The Decree 06-138 of April 2006 for air emissions and the Decree 06-141 of April 2006 for water discharges define the limit values that companies have to comply within five years. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharge. These taxes are calculated according to the method described in Decree 07-299 of September 2007 for the atmospheric emissions and the Decree 07-300 of September 2007 for liquid effluents. The date of application of these taxes is not defined. However, the Wilaya State environmental authorities, to whose authority ArcelorMittal Annaba is subject, has received from the Ministry of Environment an instruction pursuant to the Decree 06-141 with respect to the calculation and implementation of the tax relating to the liquid effluents for the year 2011.

An Executive Decree dated June 21, 2009 requires authorization to discharge liquid effluents, other than sewage, from mining activities. In accordance with the provisions of the Ministerial Decree 06-198 of May 31, 2006 on hazards, ArcelorMittal Annaba submitted in 2009 an environmental audit and a study relating to the authorization of its operations. This report is currently in the approval process. Decree no. 09-338 dated October 20, 2009 on the multiplier of the tax (tax enacted in Finance Act 1999) on the polluting or dangerous activity on the environment was implemented in 2010. In September 2010, an application for authorization to operate waste and co-products disposal and storage with all the supporting documentation was submitted to the Ministry of Environment. The approval is pending.

In the context of a draft contract of performance between ArcelorMittal Annaba and the Ministry of Environment, in 2010, ArcelorMittal Annaba submitted a proposal which foresees a set of compliance actions until 2017 to the Ministry of Environment.

Argentina

The following laws and decrees are applicable to our operations in Argentina:

Federal Law 25675 (2002), Law 11723 in the province of Buenos Aires and Law 11717 in the province of Santa Fe, which define the provisions for the environment, sustainable development, preservation of protected species and remediation of damage to the environment.

Federal Law 25831 (2004), Federal Law 25670 (2002) and associated Decree 853 (2007), Federal Law 24051 (1992) and associated Decrees 1844 and 806, which relate to the management of industrial waste, PCBs and hazardous waste.

Federal Law 26331 (2007), which concerns the protection and clearing of native forests, including impact studies, consultation of local communities and publicly available information under Federal Law 25831 (2004).

Federal Law 26168 (2006), which grants the Authority of the Matanza Riachuelo Basin (“ACUMAR”) the power to regulate and control industrial activities in the area in which ArcelorMittal Works Acindar is located.

Law 11459 and Decree 1741 for the Province of Buenos Aires, and Law 11717 and Decree 101 for the Province of Santa Fe, which regulate the environmental impact studies, certificates of environmental conformity and, in the Province of Buenos Aires, permits relating to atmospheric emissions from fixed sources and industries.

The following regulations are applicable to the Matanza-Riachuelo Basin area, where the Tablada Plant is located: Disposition 29/10 and Resolutions 123/10, 132/10, 365/10, 366/10, 372/10, 373/10, 374/10, 416/10, referring to the creation of the Register of Environmental Industries, definition of pollutant agent, as well as the requirement to submit to the ACUMAR a plan for industrial restructuring. Also, resolution 34/10 was passed, which defines the obligation to maintain environmental insurance.

In Buenos Aires province, Resolution 88/2010 punishes the non-compliance with the Control Program of Remediation, Liabilities and Environmental Risk, and the Resolution 165/10 about Environmental Insurance.

In Santa Fe Province, Decree 274/2010 was passed, which approves the General Regulations for the road transport of Hazardous Waste.

Bosnia and Herzegovina

A new set of laws and regulations became effective on January 1, 2008. In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans, except for the industrial waste landfill Rača. In 2009, ArcelorMittal Zenica received a joint water permit from the federal authorities for all plants. This joint water permit is issued for a period of two years. In December 2009, ArcelorMittal Zenica received environmental permits for the EAF and BOF steel plants, blast furnace, forge plant and rolling mill. In November 2010, ArcelorMittal Zenica received environmental permits for the coke plant, sinter plant and power plant. All the above-mentioned environmental permits, with the exception of the joint water permit, are issued for a five-year period. In addition, environmental permits for the transportation facility and Rača dump yard should be issued in 2011 after revision of the environmental protection plan related to the Rača dump yard. The Zenica plant will require capital expenditures, in an amount not yet determined, to improve and complete existing pollution control equipment.

Brazil

Decree no. 6514/2008, which implements Law no. 9605/2008 on environmental liability, and Decree no. 6686/2008 which implements the law on environmental crimes were both published in 2008.

Decree no. 6848/2009, which implements Law no. 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Resolution no. 382/2006, which was published by the Brazilian National Environmental Council (CONAMA) imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxide for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the Environment (MMA) and IBAMA requires that the EIS (Environmental Impact Statement) contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment. The principal labor union is involved in the information and consultation process relating to the health, safety and environmental license.

Federal Resolution no. 396/2008 published by CONAMA defines the guidelines and the guiding quality standards for classification of groundwater.

The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Law no. 9264/2009.

Regarding soil protection, a CONAMA federal resolution was approved on November 26, 2009. It established guidelines for environmental management of contaminated areas by chemicals due to human activities. It also defined criteria and guidelines for soil quality for the presence of such substances and installed the classification of soil quality. This Federal Resolution is considered to be one that will have a major impact in the Environment Management System in the steel industry in Brazil. States have already started to define soil criteria and procedures for the implementation of such regulation. Minas Gerais state has already published its own regulation (DN 02/2010) and is already questioning all industry activities towards past contamination on soil and groundwater.

Federal Law no. 12305/2010 established the National Policy on Solid Waste, which sets out principles, objectives, instruments and guidelines for the management of solid residues and defined responsibilities for generators and government.

Taxation on water usage and discharge is implemented in São Paulo and Minas Gerais drainage basins. Some industrial facilities are already concerned. Such taxation is expected to be extended in future to all major Brazilian basins.

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). Its impact on the steel sector is not yet clearly defined, but the decree establishes:

•

the creation of sectoral plans by the end of 2011, among which the Plan for Reducing Emissions for the Steel Industry is scheduled. ArcelorMittal Brazil is participating in the Strategic Studies and Management working group created to encourage the use of charcoal in the Brazilian steel industry.

•	the reduction of 3.236 billion tons of CO2 equivalent until 2020 (234 million of which will be responsibility of the industrial sector, including the steel sector).

Law no. 9531, which established the State Policy on Climate Changes in the area of Espírito Santo, was published on September 16, 2010. This law includes (i) climate issues in project environmental licensing with the possibility for public authority to set up rules for compensation of greenhouse gas emissions and (ii) the possibility to establish sectoral efficiency goals based on greenhouse gas emissions inventory for each sector.

São Paulo state, through Law no. 13798/2009 and its respective Decree no. 55947/ 2010 sets targets of reducing by 20% the State’s greenhouse gas Emissions as compared to 2005. A target reduction level for the steel industry is expected to be established in 2011.

Canada

In April 2007, Environment Canada’s Clean Air Regulatory Agenda contemplated emission-intensity reductions to greenhouse gases beginning in 2010 and absolute limits on emissions of certain conventional air pollutants effective in 2015. In 2009, the Government of Canada announced a shift in its climate change policy going forward, indicating its intention to design and implement a cap and trade regulatory framework for limiting GHG emissions, harmonized as much as possible with the program to be implemented in the United States. Four Canadian provinces have joined the Western Climate Initiative; a sub-national North American GHG program intended to implement the cap-and-trade regimes at the national and provincial levels. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks. Concerning conventional air pollutants, Environment Canada, industries and Non Governmental Organizations (“NGOs”) are currently in discussions to establish Base Level Industrial Emissions Requirements (BLIERSs) to be reflected in new federal air emission limits.

ArcelorMittal Mines Canada is involved in this program with two other iron ore producers. In the iron ore sector, dust, SOx and NOx are the pollutants potentially subject to a BLIER.

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

In the Province of Ontario, ArcelorMittal Dofasco’s application to the Ontario Ministry of the Environment for alternative and site-specific air emissions standards to address new air emission limits under Ontario regulation 419/05 was approved in August 2010. As a condition of the approval, ArcelorMittal Dofasco must implement a $16.1 million action plan of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and we expect that the permit for Port-Cartier will be issued in the first half of 2011. ArcelorMittal Mines Canada had received the approval from the Quebec Ministry of Natural Resources regarding the restoration plan for its facilities in Port-Cartier. This plan provides an amount of $19.3 million for the restoration costs and a total amount of $980,368 concerning the financial guarantee which should be funded.

ArcelorMittal Montréal expects that the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur-Ouest facilities will be issued in 2011 following last minute disagreements about emissions limits. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies. A new Quebec regulation will require reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.

In October 2007, a new carbon tax was implemented and applies to the purchase of fossil fuels. The tax, which only applies to the province of Quebec, is based on GHG emissions.

The upcoming new regulation related to air quality in Québec is still to be published but no date has been put forward. Analysis of its possible impact in the DRI plant and steel mill is being made by considering the most likely scenarios. In consideration of future air regulations, a consultant was hired and studied major improvements at our ArcelorMittal Contrecoeur and ArcelorMittal Contrecoeur-Ouest steel mills. At the ArcelorMittal Contrecoeur Direct Reduced Iron plant, the reformer air emissions were tested in December 2009 and three other scrubbers were also tested in October 2010.

Kazakhstan

Kazakhstan’s Environmental code no. 212-III dated January 9, 2007 specifies the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring. It establishes the liabilities of users of natural resources in respect of design development and operation of economic entities and other facilities; the responsibilities as to emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

Law no.164-IV dated June 23, 2009, amended the Environment Code with respect to the import of environmental hazard processes, techniques and equipment imported to the Republic of Kazakhstan.

Liberia

The Environmental Protection Agency (EPA) is an autonomous statutory body, established under the Act Creating the Environmental Protection Agency of the Republic of Liberia (2003) (the “EPA Act”), to address the country’s environmental issues. Its mandate was confirmed when the EPA became a fully functioning entity in 2006, with the appointment of a board of directors and the establishment of a Policy Council.

The Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (EPML) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the EPA in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The EPA’s Environmental Impact Assessment Procedural Guidelines provide a practical interpretation of the requirements of the EPML with respect to ESIA.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife.

The categories of protected forest areas are contained in the Protected Forest Areas Network Law (2003). This, in aiming to protect Liberia’s forests from deforestation, fragmentation and degradation, specifically requires the establishment of a Protected Forest Areas Network to cover at least 30% of the existing forested area of Liberia. It defines eight protected area types, two of which have relevance to ArcelorMittal’s mining operations in Liberia because of the proximity of such areas (i.e., national forest and nature reserve).

The key government policy with regard to biodiversity is the National Biodiversity Strategy and Action Plan (2004), which implements the Convention on Biological Diversity at national level. It comprises two components: the vision statement, the guiding principles, the goals and objectives, on the one hand, and the actions for biodiversity conservation, sustainable use, and benefit sharing, on the other hand. The goals and objectives are developed in accordance with the guiding principles.

Macedonia

Complementary to the framework laws on environment N° 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability the following specific regulations are also applicable: N° 67/04, 92/07 on quality of ambient air, N° 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste, N° 87/08, 06/09 on water protection, N° 145/10 on chemicals and N° 79/07 on noise.

To comply with these environmental laws and regulations, ArcelorMittal anticipates investments in an amount not yet determined for AM Skopje in complement to the $1.8 million already invested in 2008.

The Republic of Macedonia has ratified the Kyoto Protocol as a non-Annex I country.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988, environmental impact study of May 30, 2000, environmental audit of April 29, 2010, transfer of contaminants of June 3, 2004, water management of April 29, 2004, waste management of May 22, 2006), sustainable forestry development act of February 25, 2003 which established a mandatory environmental impact study and authorization for that certain activities, including mining activities, and radioactivity control of March 2, 1985.

ArcelorMittal México has launched a compliance action plan for its steel and mining activities and has approved in 2010 investments of more than $34 million for the control of dust emissions at its steel facilities.

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

In 2007, once the new Water Code dated March 30, 2007 went into effect, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine wastewater, with new standards and provisions for penalties in the case of non-compliance. The main pollutants are coal and rock dust suspended solids, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete. On the basis of estimates provided by external design offices and validated by state experts, the Berezovskaya and Pervomayskaya mines anticipate spending over $18.5 million on wastewater treatment plant improvements over the next few years to achieve compliance with the new standards. In the first instance, $1 million was allocated in 2010 at the Berezovskaya mine to improve the situation. ArcelorMittal’s Russian mining subsidiaries are exposed to penal sanctions and penalties if compliance with the new standards is not met. Such penalty could already be decided by the state in 2011 on basis of the RF Water Code and its implementing Order no. 87 dated April 13, 2009.

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

South Africa

The National Environmental Management Act (“NEMA”) of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) procedure that needs to be followed in order to obtain the required authorization. NEMA is applicable to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and all water-air-waste related activities. A General Authorization (“Record of Decision” or “ROD”) is issued in terms of this act for any related projects. There is also a strong link between this Act and new legislation that is promulgated and this Act can be regarded as an “umbrella” for such legislation.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; “Zero Effluent Discharge” (ZED) status is a condition many plants are required to achieve and two integrated facilities, Saldanha Works and Vanderbijlpark Works, have achieved ZED status to date. Newcastle Works is expected to achieve ZED status by early 2013.

In South Africa two new acts were recently implemented.

A new Waste Act, which came into effect on July 1, 2009, applies to all waste and by-product related activities and contaminated land. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded as per NEMA. Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. The most significant new issue pertaining to the Waste Act is that by-product related activities now require a Waste Management License. The level of duplication that is introduced by this requirement is of concern as by-product related activities are also regulated in terms of other environmental laws. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

During 2009, the South African government promulgated various amendments to environmental laws. Most of the amendments were introduced to facilitate enforcement of the various pieces of legislation and to criminalize non-compliant activities that were not criminalized before. Transgression of many environmental laws in South Africa could from now on have criminal liability attached to it.

A new Air Quality Act, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of between five and ten years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a General Authorization is issued under NEMA. ArcelorMittal’s coke making operations, in particular, have been severely affected by the implementation of the new emission standards, and major capital expenditures are expected to be implemented over the next five years.

In December 2010, the Department of National Treasury launched a public consultation on the option to install a carbon tax in view to reduce GHG emissions. ArcelorMittal South Africa is closely monitoring this proposal.

Trinidad & Tobago

Various pieces of legislation have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas is currently in the process of registering the premises and chemicals used and/or stored on its site.

Ukraine

A new air regulation (No. 309) was published in Ukraine on June 27, 2006 and significantly restricts the emission limits of 140 substances for all types of plants. Priority pollutants are particulate matter, sulphur dioxide, nitrogen dioxide and carbon monoxide.

In order to comply with environmental regulations, a number of initiatives are expected to be implemented at ArcelorMittal Kryviy Rih for the control of air emissions at the iron and steel facilities and for the disposal of tailings at the mining activities. In 2010, ArcelorMittal approved capital expenditures for approximately $118 million for the abatement of atmospheric emissions and $40 million for the disposal of tailings.

Venezuela

Unicon’s operations are subject to various environmental laws and regulations including: Environmental Frame Law, Environmental Penal Law, Hazardous Substances, Materials and Wastes Law, Decree 658 on Air Emissions Control, Decree 1400 on Water Use, Decree 2216 on Solid Wastes, Decree 2.635 on Hazardous Recoverable Materials and Wastes, Decree 3.219 on Water Pollution Control.

All Unicon’s sites hold the necessary operating permits except the Wastewater Treatment Plant 1, which is not yet completed or registered. To comply with the environmental legislation, Unicon has launched different improvement projects at its wastewater treatment plants and with respect to the storage and handling of hazardous materials and wastes.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and Note 24 to ArcelorMittal’s consolidated financial statements.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing the severity and frequency of accidents on a continuing basis. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and follow-up performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The new system incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and Occupational Health and Safety Assessment Series implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) recently enacted in the United States, each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Exhibit 15.2 to this annual report.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2010, certain countries and communities, such as Brazil, Canada, Colombia, the European Union, Gulf Cooperation Council, India, Israel, Russia, Thailand and the United States have initiated proceedings to decide whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

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

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, the United States had a wire rod sunset review in 2008. In 2009, the United States completed a sunset review of the anti-dumping orders on cut-to-length plate from China, Russia and Ukraine, and in 2010, it initiated sunset reviews of orders on hot-rolled steel from Brazil, Japan, and Russia and cut-to-length plate from India, Indonesia, Italy, Japan and Korea. These sunset proceedings will be completed in 2011. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

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

Key Currency Regulations and Exchange Controls

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the current application process for approval from the Financial Surveillance Department, before undertaking new foreign direct investment, has been removed for company transactions from below ZAR 50 million to below ZAR 500 million per Applicant Company per calendar year. Such applications need only be approved by Authorized Dealers. Furthermore, they removed the 180 day rule requiring export companies to convert their foreign exchange proceeds into rand and permit South African companies to open foreign bank accounts without prior approval. Offshore bank accounts may however, only be used for permissible transactions. Qualifying international companies will be allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

The purchase and sale of foreign currency by Kazakh residents (including legal entities) is restricted by the National Bank of Kazakhstan. There are no requirements for foreign investors in order to invest in the country; however investors are required to obtain a tax registration number in order to open a cash account in Kazakhstan. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction. Routine currency operations include:

•	import/export settlements with payment within 180 days;

•	short-term loans with terms of less than 180 days;

•	dividends, interest and other income from deposits, investments, loans and other operations; and

•	non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”).

Direct investment in Kazakhstan (a purchase of 10% or more of a Kazakh company’s equity) by non-residents, as well as residents’ direct investment abroad, are subject to registration requirements. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan).

Operations involving the transfer of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

•	payments for exclusive rights to intellectual property;

•	payments for rights to immovable property;

•	settlements for import/export transactions;

•	loans with terms of more than 180 days;

•	international transfers of pension assets; and

•	insurance and re-insurance contracts of an accumulative nature.

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

In September 2010, Algeria’s government unveiled a series of measures that appear to confirm the shift towards greater economic regulation. The measures were included in a supplementary budget law, which states that any foreign firm bidding for a state contract must form a joint venture with an Algerian company.

The rule also states that before Algerian entrepreneurs can bring goods exceeding €1,500 ($1,900) into the country, importers must first obtain a letter of credit from a bank to cover the value of the goods. The supplementary budget law provides an exemption for industries that need to import materials and spare parts essential to their production, up to a value of 2 million Algerian dinars (€20,000). It also exempts import of services.

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

•

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

•	payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and

•	repatriation abroad from Ukraine of the amount of a foreign investment in foreign currency previously made in Ukraine upon the termination of the relevant investment activity.

An individual National Bank license is also required for:

•	repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds;

•

depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening by a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank; and

•	investing abroad, including transferring foreign currency abroad in connection with acquisitions of assets and securities.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single foreign currency transaction.

The receipt of a foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident is subject to the registration of the loan with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days (180 days previously) without restrictions. Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank or non-bank financial institution and only in a limited number of cases and subject to certain conditions.

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows the Brazilian real (“BRL”) to U.S. dollar exchange rate to float freely, as it does in respect of other exchange rates, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage foreign portfolio capital from entering the country. The authorities reintroduced a 25% tax on investments in the local equity markets and a 1.5% tax on the depositary receipts of Brazilian countries. These taxes, however, are not applicable to ArcelorMittal entities, as they do not possess such investments. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

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

The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined in the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). Five currency pairs are traded in CFETS: the CNY is paired with each of the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound. Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in a ‘bilateral trading platform’ which allows them to trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS, subject to a daily trading band limitation of no more than +/- 0.5% against the U.S. dollar. China maintains strict controls on its currency. Non-residents and Foreign Investment Enterprises (FIEs) must obtain a Foreign Exchange Registration Certificate (FERC) to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts. In June 2010, in view of the recovering economic situation and financial market developments both at home and abroad, as well as the balance of payments situation in China, the People’s Bank of China has decided to proceed with further reform of the RMB exchange rate regime.

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

On June 7, 2010, the Central Bank of Argentina announced its intention to introduce tighter regulations on the trade of foreign currencies. Under the new rules, individuals and businesses purchasing foreign currencies above $250,000 per calendar year will be required to provide proof of income and corresponding tax data. Buyers will have to prove adequate declared assets to justify the currency purchase. Additionally, transactions carried out above the preset limit cannot be settled with cash, and are restricted to wire transfers and checks. The same regulations will also apply for transactions valued above $20,000 in any given month. Legislation governing foreign exchange for the purpose of imports, dividends and overseas debt payments will be unchanged.

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has developed whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities, making the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, publishes daily rates for trading securities, establishes the parameters for such transaction, fixes the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela can acquire through SITME securities up to a daily maximum value of $50,000 and must not exceed $350,000 in a month.

In August 2010, the Central Bank decided to ease restrictions to allow companies to access the foreign exchange market. Since then, companies that are not authorized to buy U.S. dollars at official exchange rates are allowed to use SITME. The goal is to make foreign exchange transactions more “fluid.” The Bank also plans to periodically allocate U.S. dollars to companies facing purchase quotas.

On December 31, 2010, according to the SITME rate, one U.S. dollar was equal to 5.30 Bs.F. while the official exchange rate was one U.S dollar to 4.30 Bs.F. The Bs.F. was devalued on January 8, 2010, from Bs.F. 2.60 resulting in a rate of 4.3 Bs.F. per U.S. dollar. The Venezuelan Central Bank has announced that it will subsidize a rate of 2.6 Bs.F. per U.S. dollar for imports of food, medicine and other essential items. At the time of the devaluation, the swap market exchange rate was approximately 6.25 Bs.F. per U.S. dollar.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 4.30 per U.S. dollar if the profits or dividends:

•	derive from a foreign investment (business activities);

•	are registered with the Superintendence of Foreign Investments (SIEX); and

•

the transferor must have previously paid relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is only authorized on the basis of availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale of shares, reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system admits the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency (such as the U.S. dollar) for repatriation.

In practice, however, obtaining the required amount of foreign currency (particularly in U.S. dollars) from CADIVI may take several months or even years. There are no legal restrictions regarding the percentage of benefits or dividends that can be reinvested in companies in Venezuela.

Furthermore, there is a 34% tax on dividends paid by companies registered in Venezuela. This tax is calculated based on the extent to which a company’s net income exceeds its net taxed fiscal income. However, depending on the residence or domicile of the dividend beneficiary, the Conventions for the Avoidance of Double Taxation entered into by Venezuela may provide for a different taxation rate in respect of such dividends.

C. Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries (prior to the completion of the spin-off of its stainless steel operations) and not its legal or ownership structure.

The following table identifies each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5 Hamilton, Ontario, Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica No. 1-B, Apartado Postal No. 19-A, C.P. 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	100.00%
ArcelorMittal USA LLC.	1, South Dearborn, Chicago, IL 60603, USA	100.00%
ArcelorMittal Mines Canada Inc	1801, McGill College, suite 1400, Montreal, Québec, Canada, H3A 2N4	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.69%
ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
Industeel France S.A.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
ArcelorMittal Belval & Differdange SA	66, rue de Luxembourg, L-4221, Esch sur Alzette, Luxembourg	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
ArcelorMittal Montreal Inc	4000, route des Aciéries, Contrecoeur, Québec J0L 1C0, Canada	100.00%
ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
ArcelorMittal Ostrava a.s.	Vratimovska 689, 707 02 Ostrava-Kunčice, Czech Republic	100.00%	[2]
ArcelorMittal Point Lisas Ltd.	Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
Société Nationale de Sidérurgie S.A.	Route Nationale n° 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%(	1)
ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, 47137 Duisburg, Germany	100.00%
ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%
AACIS
ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, Vanderbijlpark, 1911, South Africa	52.02%
JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%
Stainless Steel (Discontinued Operations)[3]
ArcelorMittal Inox Brasil S.A.	Avenida Joao Pinheiro, 580, Centro, 30130-180 Belo Horizonte, Minas Gerais, Brazil	100.00%
ArcelorMittal Stainless Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
Distribution Solutions
ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

(1)	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a joint venture controlled by ArcelorMittal.
(2)	In 2010, ArcelorMittal acquired all of the minority shares of AM Ostrava a.s.
(3)	In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company Aperam. See “ Item 4A—History and Development of the Company—Recent Developments”.

Reportable Segments

ArcelorMittal operates its business in the following five reportable segments corresponding to continuing activities:

•	Flat Carbon Americas

•	Flat Carbon Europe

•	Long Carbon Americas and Europe

•	Asia, Africa and CIS

•	Distribution Solutions

Within its corporate headquarters and, where appropriate, segment or regional management there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2010, shipments from Flat Carbon Americas totaled 21 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 15 integrated and mini-mill sites located in six countries. In 2010, shipments from Flat Carbon Europe totaled 28 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing and pipes and tubes. In Long Carbon Americas, production facilities are located at 15 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 17 integrated and mini-mill sites in nine countries. In 2010, shipments from Long Carbon Americas and Europe totaled approximately 23 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2010, shipments from Asia, Africa and CIS totaled approximately 13 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. Accordingly, the former Stainless Steel segment has been reclassified as discontinued operations. These operations have produced flat and long stainless steel and alloy products from plants in Europe and South America. In the Americas, stainless steel production facilities are located at one integrated site located in one country, while in Europe production facilities are located at three mini-mill sites in two countries. The stainless steel products produced by Stainless Steel are sold to customers primarily in the following industries: domestic appliances and household equipment, automotive, construction and general industry. In 2010, shipments of stainless steel products totaled approximately 2 million tonnes.

D. Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five segments (excluding Stainless Steel, which is now reported as discontinued operations) described above in “Item 4C—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Production Facilities of ArcelorMittal

The following table provides an overview by type of facility of the principal production units of ArcelorMittal’s continuing operations:

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	58	33.8	26.3
Sinter Plant	35	106.1	67.2
Blast Furnace	63	101.4	65.2
Basic Oxygen Furnace (including Tandem Furnace)	80	109.9	70.5
DRI Plant	16	12.6	7.4
Electric Arc Furnace	49	36.0	22.3
Continuous Caster—Slabs	52	96.0	60.1
Hot Rolling Mill	23	77.8	50.3
Pickling Line	42	39.0	18.4
Tandem Mill	36	38.0	26.2
Annealing Line	47	14.4	10.5
Skin Pass Mill	41	24.0	12.8
Plate Mill	13	7.3	2.6
Continuous Caster—Bloom / Billet	48	38.2	23.9
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.8
Billet Rolling Mill	4	5.0	1.9
Section Mill	32	15.7	9.3
Bar Mill	30	11.0	6.2
Wire Rod Mill	22	14.3	9.7
Hot Dip Galvanizing Line	61	20.0	14.8
Electro Galvanizing Line	12	2.6	1.6
Tinplate Mill	16	3.6	2.5
Tin Free Steel (TFS)	1	0.3	0.2
Color Coating Line	16	2.2	1.3
Seamless Pipes	9	1.0	0.4
Welded Pipes	66	3.1	1.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Minorca Mines	USA	Virginia, MN	Iron Ore Mine	Mining
Hibbing Taconite Mines	USA	Hibbing, MN	Iron Ore Mine	Mining
Mid Vol	USA	Mc Dowell, WV	Coal Mine	Mining
Concept	USA	Tazewell, VA	Coal Mine	Mining
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Mines Canada	Canada	Quebec	Iron ore mine	Mine
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	Iron ore mine	Mining
ArcelorMittal Lázaro Cárdenas Pena Colorada	Mexico	Minatitlan	Iron ore mine	Mining

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	8	7.2	5.8
Sinter Plant	4	10.9	6.6
Blast Furnace	15	26.8	18.8
Basic Oxygen Furnace	19	31.0	19.5
DRI Plant	2	4.1	2.8
Electric Arc Furnace	6	5.9	4.3
Continuous Caster—Slabs	18	35.7	22.9
Hot Rolling Mill	7	25.4	16.6
Pickling Line	9	9.4	4.9
Tandem Mill	9	11.9	8.6
Annealing Line	16	7.0	5.6
Skin Pass Mill	13	8.0	4.4
Hot Dip Galvanizing Line	16	6.0	4.2
Electro Galvanizing Line	1	0.4	0.2
Tinplate Mill	3	0.8	0.6
Tin Free Steel (TFS)	1	0.3	0.2
Plate Mill	5	2.6	1.1

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

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

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand alone coke plants are located in Warren and Monessen.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 4.9 million tonnes of crude steel in 2010.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 3.0 million tonnes of crude steel in 2010.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four blast oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. Cleveland produced 2.3 million tonnes of crude steel in 2010.

Riverdale is located near the Indiana border in Riverdale, Ill., south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.6 million tonnes of crude steel in 2010.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.6 million tonnes of crude steel in 2010.

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

ArcelorMittal USA has two stand alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in Warren, in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. The Koppers’ Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca, and owns a majority stake in Hibbing Taconite Company, which is the owner of a mine managed by Cleveland-Cliffs Inc.

ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines near Virginia, Minnesota. The Minorca pelletizing facility produced 2.8 million metric tonnes (own share of production) of fluxed pellets in 2010. After the market-induced downtime in 2009, Minorca resumed back to 2008 production levels. Iron ore is mined from the Laurentian Pit and the East Pit, located 12 kilometers from the processing facility. The operation consists of the two mines, a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor.

Hibbing Taconite Company mines the lower cherty layer of Minnesota’s Mesabi Iron Range and is located four miles north of Hibbing, Minnesota. The Hibbing mine is jointly owned by ArcelorMittal USA (62.3%), Cleveland-Cliffs Inc. (23.0%) and U.S. Steel Canada (14.7%). The mine produced 3.7 million metric tonnes (own share of production) of taconite pellets in 2010. Hibbing remained idle during the first quarter of 2010, but resumed full production for the remainder of the year. The operation consists of drilling, blasting, loading, hauling, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to Superior, Wisconsin, and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor.

ArcelorMittal USA Coal Mines

ArcelorMittal Coal Group USA, LLC and its subsidiaries operate surface mines and deep mines in McDowell County, West Virginia, as well as a surface mine in Tazewell County, Virginia. The group combines the Mid Vol Coal Group and the Concept Group, which were acquired by ArcelorMittal in 2008. The combined production of the mines in 2010 was 2.3 million tonnes.

The Eckman Surface Mine (Northern Property) is in McDowell County and is currently mining on a surface area of approximately 500 acres. It also has a deep mine that is currently being developed, as well as a coal preparation plant and a loadout facility. The Paradise Surface Mine and Virginia Point Surface Mine (Southern Property) are located in southern McDowell County, West Virginia and Tazewell County, Virginia on a surface area of approximately 700 acres. The property also has a surface mine that is currently being developed. The Western Property, which is located in McDowell County, West Virginia, has four active deep mines and one deep mine that is currently being developed. The property also has a coal preparation plant and two active loadouts.

ArcelorMittal Tubarão

ArcelorMittal Tubarão (“AMT”), a wholly-owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automotive industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. AMT’s Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. The second HDG line started in April, 2010. AMT produced 6.0 million tonnes of crude steel in 2010.

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

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2010, AMLC produced 2.3 million tonnes of crude steel.

AMLC Mining Assets

AMLC operates three iron ore mines in Mexico, through joint ownership of the Peña Colorada mine with Ternium S. A., the output of which is consumed by AMLC’s and Ternium’s steel plants, and through its ownership of the El Volcan and Las Truchas mines.

Peña Colorada

Peña Colorada is an open pit mine on the Pacific coast of Mexico. AMLC owns 50% of the company, and Ternium S. A. owns 50% of the company. Peña Colorada produces magnetite concentrate and iron ore pellets. The mines produced 4.1 million tonnes of pellets and 0.5 million tonnes of concentrate (of which 50% is AMLC’s share) in 2010. The mine and the beneficiation plant are located near Minatitlán, and the pelletizing plant is located near Manzanillo Port, 50 kilometers from Minatitlán. Major production facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation in the beneficiation plant. There are also two pelletizing lines with vacuum filtration facilities, balling discs and traveling grates by Lurgi. Both magnetite concentrates and iron ore pellets are shipped from Manzanillo Port to AMLC and abroad, as well as to Ternium steel plants by ship and by rail.

El Volcan

The El Volcan iron ore mine is an open pit operation with aggregate production of 1.8 million tonnes of concentrate in 2010. The operation includes mine exploitation, crushing and dry cobbing facilities and a concentrate plant with a two million tonne capacity, as well as port facilities. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources.

The mine is located in the northwest Mexican state of Sonora, 250 kilometers from the El Volcan port facility. The crushed and preconcentrated iron ore is transported by truck to a concentration plant located 120 kilometers from the El Volcan facility, and the concentrate is transported by rail to the Pacific port of Guaymas in order to be transported to the Lázaro Cárdenas steel plant. The crushing facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems.

Las Truchas

Las Truchas mine is an integrated iron ore operation that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 2.1 million tonnes in 2010. The extracted ore is used in steel production for both AMLC and ArcelorMittal Las Truchas (see “—Long Carbon Americas—ArcelorMittal Las Truchas”). Las Truchas mine is located near the steel plant at the port of Lázaro Cárdenas. The concentrate ore is pumped through a 26 kilometer slurry pipeline. This facility includes one primary crusher, two secondary crushers and three tertiary crushers. The concentration plant includes one ball mill and one bar mill, two wet magnetic separation circuits, a pumping station, the 26 kilometer slurry pipeline and a tails dam.

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (Dofasco) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

During 2010, Dofasco had seven wholly-owned operating subsidiaries: Dofasco USA Inc., ArcelorMittal Tubular Products Canada Inc., ArcelorMittal Tubular Products USA Corporation, ArcelorMittal Coteau-Du-Lac Inc., ArcelorMittal Tailored Blanks Americas Limited (Canada), ArcelorMittal Tailored Blanks Americas Corporation (USA), and ArcelorMittal Mines Canada Inc. (“AMMC”).

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant and at its 50% owned mini mill facility, Gallatin Steel Company, located in Gallatin County, Kentucky, USA. Products produced by Dofasco and its steel related joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, Extragal and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks; and iron ore concentrate and pellets. Dofasco owns 100% of AMMC which mines and processes iron ore for use in Dofasco’s steel-making operations and for sale to other steelmakers. On February 1, 2010, ArcelorMittal Dofasco completed the sale of its 28.6% interest in Wabush Mines to one of its partners, Cliffs Natural Resources Inc.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 88 conventional and 36 high hydrogen bases for batch annealing and 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.5 million tonnes of crude steel in 2010.

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore products, including concentrate and several types of pellets. It holds mining rights over 66,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The Mont-Wright operation consists of open pit mines and a concentrator, which began production in 1975. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, is a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually. The Mont Reed deposit is currently not mined.

The mines in aggregate produced 15.1 million tonnes of pellets and concentrates in 2010.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Liège Upstream	Belgium	Liège	Integrated	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec, Zdzieszowice	Integrated	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Rep	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France,Belgium	Charleroi, Le Creusot, Chateauneuf, Saint- Chamond, Seraing	Mini-mill and Downstream	Flat

Production Facilities—Flat Carbon Europe

	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	21	12.9	11.2
Sinter Plant	16	59.2	36.3
Blast Furnace	25	44.7	27.9
Basic Oxygen Furnace	30	46.7	30.2
Electric Arc Furnace	5	2.7	1.7
Continuous Caster – Slabs	24	46.1	28.8
Hot Rolling Mill	11	39.9	26.2
Pickling Line	26	23.8	10.0
Tandem Mill	20	21.3	14.4
Annealing Line	14	4.9	3.7

	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Skin Pass Mill	16	10.1	4.9
Plate Mill	7	4.2	1.3
Continuous Bloom / Billet Caster	4	4.0	2.0
Billet Rolling Mill	1	2.5	0
Hot Dip Galvanizing Line	34	12.4	9.4
Electro Galvanizing Line	8	2.0	1.3
Tinplate Mill	9	1.9	1.4
Color Coating Line	14	2.1	1.2

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser in the north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.6 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tonnes of crude steel in 2010.

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

ArcelorMittal Liège Upstream

The primary facilities of ArcelorMittal Liège Upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces, and the Chertal plant, which includes a steel shop with three converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill. ArcelorMittal Liège downstream relies on the finishing facilities of ArcelorMittal Belgium (Liège facility) and has an annual production capacity of 2.7 million tonnes of slabs. ArcelorMittal Liège Upstream produced 0.9 million tonnes of crude steel in 2010.

Most raw materials used by ArcelorMittal Liège Upstream are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. Pig iron is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to a power plant that produces steam and electricity.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.5 million tonnes. In 2010, ArcelorMittal Atlantique produced 5.3 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen furnace (BOF) converters, one ladle treatment, two RH vacuum degassers, one tank vacuum degasser, four continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

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

The Florange site has a total annual production capacity of 2.8 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for packaging facilities in Florange and Basse-Indre.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plant, two blast furnaces, a steel-making division with two bottom blowing oxygen converters, ladle furnace and tank degasser facilities, and one continuous slab caster and a hot strip mill for the primary portion. Florange produced 1.4 million tonnes of crude steel in 2010. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, a continuous annealing line, a batch annealing and temper mill, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

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

In 2010, ArcelorMittal Eisenhüttenstadt produced 1.9 million tonnes of crude steel. Its maximum production capacity is 2.4 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2010, ArcelorMittal España produced 3.9 million tonnes of crude steel.

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

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and another one in Gijón for long products, with two caster for bloom and billet, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include two pickling lines, two five stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.0 million tonnes of crude steel in 2010.

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

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.9 million tonnes of crude steel. In 2010, ArcelorMittal Gent produced 4.3 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degasser, two continuous slab casters, one hot strip mill, one high capacity couples pickling and rolling mill line, one coupled pickling and rolling mill, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

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

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, three hot dip galvanizing lines (of which two are operational) and three organic coating lines, one of which is located in Avellino. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 2.1 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro-galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces, two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 1.3 million tonnes in 2010.

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

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”), located in Le Creusot, France; Industeel Loire (“IL”), located in Chateauneuf, France, and Euroform, located in Saint-Chamond, France, ArcelorMittal Ringmill in Seraing, Belgium and UF Aciers in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

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

Industeel’s principal facilities consist of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2010, including 0.04 million tonnes of semi-products.

Industeel’s main product segments are stainless steel, pressure vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, assembly industries, process industries and construction inside and outside of Europe. The ringmill products are predominantly used in the wind turbine market

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Świętochłowice, Chorzów and Zdzieszowice in Poland. AMP’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzów and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.2 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold rolled sheets and strips, galvanized sheets, heavy plates, wire-rods, wires and other wire products and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, two sinter plants, four blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, three of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one wire drawing mill, one cold rolling mill for narrow strips, and heavy plates mill. ArcelorMittal Poland produced 4.0 million tonnes of crude steel in 2010.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, four blast furnaces (two of which are operational), six basic oxygen furnaces, four continuous slab casters, five continuous bloom casters (two of which are operational), one billet mill (not operational), two heavy plate mils, one hot strip mill, one cold rolling mill, one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2010, ArcelorMittal Galati produced 1.9 million tonnes of crude steel which were sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish and Balkan markets. ArcelorMittal Galati has stopped its coke battery for competitive and environmental issues and has a long-term supply contract with another ArcelorMittal company (Zdzieszowice Coke Plant in Poland) for the supply of high quality coke.

Following the completion in 2009 of $311 million capital expenditure program as provided under the terms of the purchase agreement for the facility, ArcelorMittal Galati has a commitment to spend an additional $20 million in capital expenditures from in 2011. This investment commitment is secured by a pledge of a portion of ArcelorMittal Galati shares.

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

Long Carbon Americas and Europe

ArcelorMittal’s Long Carbon Americas and Europe segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Argentina, Costa Rica, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Poland, Romania, Morocco, Algeria, Bosnia and Herzegovina and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Long Carbon segment:

Production Locations—Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Long / Sections, Wire Rod
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Chorzow	Integrated	Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Sheet Piles
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections/Wire Rod
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Société Nationale de Sidérurgie (Sonasid)	Morocco	Nador, Lasfar, Jorf	Mini-mill	Long / Wire Rod, Bars
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Bars
ArcelorMittal Tebessa	Algeria	Annaba	Iron Ore Mine	Mining
ArcelorMittal Prijedor	Bosnia and Herzegovina	Prijedor	Iron Ore Mine	Mining
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars / Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	La Place, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod / Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long / Bar / Wire Rod
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Córdoba, Celaya, Tultitlán,	Integrated, Mini-mill and Downstream	Long / Bar, Wire Rod
ArcelorMittal Las Truchas	Mexico	Lazaro Cardenas	Iron Ore Mine	Mining
ArcelorMittal Tubular Products	Romania, Czech Rep, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Karvina, Krakow, Vereeniging, Temirtau, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry,	Downstream	P&T

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	6	3.3	2.0
Sinter Plant	6	10.5	5.6
Blast Furnace	11	9.4	6.1
Basic Oxygen Furnace (including Tandem Furnace)	14	12.1	7.7
DRI Plant	7	6.8	3.6
Electric Arc Furnace	33	24.1	14.3
Continuous Caster—Slabs	4	3.1	1.4
Hot Rolling Mill	2	3.2	0.9
Pickling Line	3	1.1	0.3
Tandem Mill	3	1.1	0.3
Annealing Line	10	1.0	0.3
Skin Pass Mill	3	0.9	0.1
Continuous Caster—Bloom / Billet	42	31.4	20.1
Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
Billet Rolling Mill	2	1.1	0.7
Section Mill	23	11.1	6.2
Bar Mill	27	10.1	5.7
Wire Rod Mill	18	11.6	7.4
Hot Dip Galvanizing Line	6	0.2	0.1
Electro Galvanizing Line	2	0.1	0.0
Tinplate Mill	1	0.1	0.0
Seamless Pipes	9	1.0	0.4
Welded Pipes	66	3.1	1.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

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

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2010, it produced 3.4 million tonnes of crude steel and a total of 3.3 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

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

ArcelorMittal Brasil—Andrade Mine

Andrade Mine is an iron ore producer located in the Minas Gerais state of Brazil, about 120 kilometers east of Belo Horizonte, in the iron ore quadrangle. It supplies sinter feed to ArcelorMittal Long Carbon – Joao Monlevade integrated plant through an internal railway of 11 km. In 2010, Andrade Mine produced 1.6 million tonnes of iron ore. Following the ongoing expansion of the ArcelorMittal Long Carbon – Joao Monlevade integrated plant ongoing expansion, implementation of Andrade mine’s expansion plan to increase production to 3.5 million tonnes of sinter feed was started in 2010 with a target to complete by 2012.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Serra Azul is an iron ore producer located in the Minas Gerais state of Brazil, about 60 kilometers south of Belo Horizonte, in the iron ore quadrangle. It supplies sinter feed to ArcelorMittal plants in Europe and domestic market and also lump ore for local pig iron producers and certain ArcelorMittal Brasil integrated plants.

Mineral production is transported either by truck to lump clients, or by truck and railway up to third-party port facilities located in the Rio de Janeiro state, where it is exported. In 2010, ArcelorMittal Serra Azul produced 3.3 million tonnes of iron ore.

Acindar Industria Argentina de Aceros S.A.

ArcelorMittal Acindar is the largest long steel maker in Argentina. The main facilities are located in Villa Constitution, in the Santa Fe Province. They include direct reduction plant, a melt shop (an electric arc furnace, ladle furnace and continuous casting), rolling mills, wire production and construction service facilities. The ArcelorMittal Acindar plant covers an area of approximately 2.8 square kilometers. In 2010, Acindar produced 1.3 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmaker in the Caribbean,. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2010, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2010, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America, the Caribbean and the United States. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities and the mining operations associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2010, the Indiana Harbor bars facility was restarted and produced 0.1 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”).

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets. Principal facilities consist of an electric arc furnace, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2010, the Steelton facility produced 0.4 million tonnes of crude steel. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace, two ladle metallurgy stations, a billet caster and a wire rod rolling mill. In 2010, the Georgetown facility did not have any production.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2010, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana and Harriman, Tennessee. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. Harriman consists of a rolling mill that is supplied with billets from LaPlace. In 2010, the LaPlace facilities produced 0.4 million tonnes of crude steel.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2010, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

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

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.8 million tonnes of crude steel capacity. In 2010, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces (BOFs), three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. Its Córdoba facility (which is not currently operational) on the Gulf of Mexico has an electric arc furnace mini-mill that produces billets, with production capacity of 165,000 tonnes per year of liquid steel and 160,000 tonnes per year of billets. It principally supplies billets to the Tultitlán rolling mill. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Tultitlán rolling mill (currently without operations) processes billets from ArcelorMittal Las Truchas and Córdoba to produce rebars. It has an annual rebar production capacity of 240,000 tonnes. Its location in Tultitlán, near to Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

AMLT Mining Assets

The Las Truchas mine is an integrated iron ore facility that includes mine exploitation, crushing, dry cobbing preconcentrate and concentration plant with aggregate production of 2.1 million tonnes. It produces iron ore for both the Flat Carbon Americas and Long Carbon Americas and Europe segments and is described under “—Flat Carbon Americas—AMLC mining assets”.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, a blooms caster, a billet caster and a billet mill. In 2010, ArcelorMittal Duisburg produced 1.2 million tonnes of crude steel. The Hochfeld facility is a wire rod mill. The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. About 85% of its production is sold in Europe. ArcelorMittal Hamburg produced 1 million tonnes of crude steel in 2010.

ArcelorMittal Gandrange & Schifflange

Built in 1966, the Gandrange site covers 279 hectares. In 2009, the electric arc furnace and the billet mill were closed permanently. The remaining Gandrange site facility in operation is a bar/wire rod mill. In 2009, the mill was transformed to broaden its product range.

The Schifflange site (STFS) covers 2.8 hectares. The Schifflange facility consists of a wire rod mill and a rebar and coil installation. The sites produce special bars quality, rebar and wire rods (mesh, low carbon, high carbon, alloyed spring, steel cord, free cutting, cold heading quality products and deformed coils since 2010).

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the ArcelorMittal group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (two of which were operational in 2010), four open hearth tandem furnaces (three of which were operational in 2010), three continuous casters, one hot strip mill, two section mills, one wire rod mill. In 2010, ArcelorMittal Ostrava produced 1.9 million tonnes of crude steel.

In connection with the 2003 privatization of ArcelorMittal Ostrava by the government of the Czech Republic (as part of its initiative to restructure the Czech steel industry), ArcelorMittal made capital expenditure commitments totaling $243 million (by Czech accounting standards) over 10 years (including $20 million for environmental improvements). ArcelorMittal Ostrava has fulfilled the capital expenditures commitment of $243 million as of December 31, 2010 ahead of its deadline of 2013.

ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

During 2010, ArcelorMittal Ostrava carved out its captive power plant as a wholly owned subsidiary company called ArcelorMittal Energy Ostrava. ArcelorMittal Energy Ostrava currently has 11 boilers (seven of which are operational).

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned. ArcelorMittal Frydek-Mistek has an annual capacity of 145,000 tonnes of cold -rolled products. ArcelorMittal Tubular Products Ostrava has an annual capacity of 275,000 tonnes of seamless tubes and 45,000 tonnes of welded pipes. ArcelorMittal Tubular Product Karvina has an annual capacity of 255,000 tonnes of welded pipes. ArcelorMittal Distribution Solution Czech Republic s.r.o has an annual capacity of 960,000 tonnes of cutting and slitting.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles, and produced 2.0 million tonnes of crude steel in 2010.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. ArcelorMittal Rodange & Schifflange is 80%-owned by ArcelorMittal Belval & Differdange, with the remaining 20% owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers. In 2010, ArcelorMittal Rodange & Schifflange produced 0.7 million tonnes of crude steel.

ArcelorMittal Rodange & Schifflange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials), and, in 2008, expanded its range to include light sheet piles products.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, and two rolling mills (producing special quality bars and rebars). In 2010, ArcelorMittal Warszawa produced 0.5 million tonnes of crude steel. ArcelorMittal Warszawa produces special quality bars from 10 millimeters to 65 millimeters in diameter and in 2008, began producing rebars from 10 millimeters to 32 millimeters in diameter.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumárraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 450 millimeters in diameter and 6.0 and 24.1 meters in length. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.7 million tonnes of crude steel in 2010. After being upgraded in 2009, it now has a capacity of 1.2 million tonnes of finished products.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a continuous rolling mill. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. In 2010, it produced 0.7 million tonnes of crude steel.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 600 millimeters in diameter and between 9.0 and 18.3 meters in length. Its plant covers an area of approximately 0.2 square kilometers. In 2010, ArcelorMittal Madrid produced 0.4 million tonnes of crude steel.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills. It currently produces angles from 25 to 120 millimeters, flats from 40 to 200 millimeters and rebars from 10 to 32 millimeters in diameter. In 2010, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2010, the Asturias steel plant produced 0.6 million tonnes of crude steel (0.3 million tonnes of blooms and 0.3 million tonnes of billets). The wire rod mill produced 0.3 million tonnes of wire rod and the rail mill produced 0.2 million tonnes of rail.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. It is 92%-owned by the ArcelorMittal group and 8% owned by the government of Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 29.1 square kilometers. Its principal production facilities are coke oven batteries, a sinter plant, an electric arc furnace (not operational), a blast furnace, a BOF, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2010, ArcelorMittal Zenica produced 0.6 million tonnes of crude steel. At the time of acquisition of ArcelorMittal Zenica, capital expenditure commitments totaling $135 million over 10 years (from 2005-2014) were made. As of December 31, 2010, ArcelorMittal Zenica had made capital expenditures of approximately $161 million, including $42 million on environmental projects, fulfilling its commitment since 2009.

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

The mine is a surface mine. In 2010, ArcelorMittal Prijedor produced 1.4 million tonnes of iron ore. A new pit in the same area, known as Buvac, is in process and should be functional in 2011. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant.

ArcelorMittal Annaba and ArcelorMittal Tebessa

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces, two basic oxygen furnaces, six continuous casters (four bloom and billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanized mill, a tinplate mill, a bar and rod mill and a seamless tube mill. In 2010, ArcelorMittal Annaba produced 0.7 million tonnes of crude steel.

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

ArcelorMittal Tebessa operates two iron ore mines at Ouenza and Boukhadra; it produced 1.1 million tonnes ore in 2010. The Ouenza mine that is located in the southeast of Algeria near the Tunisian border, 150 kilometers from the Annaba coast, is an open cast mine with an overall surface area of 1,085 hectares. Ouenza’s operations began in 1921. Its material is dispatched to the ArcelorMittal Annaba steel plant.

The Boukhadra mine is located in the southeast of Algeria, near the Tunisian border, approximately 180 kilometers from Annaba coast. Boukhadra’s operations started in 1927. Its material is dispatched to the ArcelorMittal Annaba Plant.

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

At the time of the acquisition of ArcelorMittal Annaba, capital expenditure commitments totaling $140 million over 10 years (from 2001-2011) were made. As of December 31, 2010 ArcelorMittal Annaba has made capital expenditures of approximately $148 million towards this commitment.

Société Nationale de Sidérurgie

Société Nationale de Sidérurgie (Sonasid) is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs) and merchant bars (used in mechanical construction and steel framework structures). Sonasid produced 0.5 million tonnes of crude steel in 2010.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, two continuous casters and a sections rolling mill. In 2010, Arcelor Mittal Hunedoara produced 0.1 million tonnes of crude steel.

ArcelorMittal Tubular Products

ArcelorMittal Tubular Products division operated 19 operating units in Europe, North America, South America, CIS and Africa in 2010. The division caters mainly to the energy, mechanical and automotive tubing and components markets. The facilities include four facilities producing seamless tubes, three facilities producing large diameter welded tubes, 10 facilities producing Electric Resistance Welded (ERW) tubes, one facility producing high value-added cold drawn (DOM) tubes and two facilities producing automotive components using welded tubes.

In 2010, as part of a strategic decision to exit the low value-added automotive component in North America, ArcelorMittal sold a major part of its automotive component manufacturing equipment in Woodstock, Canada to a U.S.-based automotive supplier.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine, South Africa and Russia. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes, Long
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	Iron Ore Mining	Mining
ArcelorMittal Temirtau	Kazakhstan	Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya, Tenteskaya	Coal Mining	Mining
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal Kryviy Rih	Ukraine	Underground and Open Pit Mines	Iron Ore Mining	Mining
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Coke Plant	23	10.3	7.4
Sinter Plant	9	25.5	18.7
Blast Furnace	12	20.5	12.5
Basic Oxygen Furnace (including Tandem Furnace)	17	20.2	13.2
DRI Plant	7	1.8	1.0
Electric Arc Furnace	5	3.3	2.0
Continuous Caster—Slabs	6	11.2	7.0
Hot Rolling Mill	3	9.4	6.6
Pickling Line	4	4.6	3.2
Tandem Mill	4	3.7	2.9
Annealing Line	7	1.4	0.9
Skin Pass Mill	9	5.0	3.3
Plate Mill	1	0.6	0.2
Continuous Caster—Bloom / Billet	2	2.8	1.8
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.5
Billet Rolling Mill	1	1.5	1.2
Section Mill	9	4.7	3.1
Bar Mill	3	0.9	0.5
Wire Rod Mill	4	2.6	2.3

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)
Hot Dip Galvanizing Line	5	1.4	1.1
Electro Galvanizing Line	1	0.1	0.1
Tinplate Mill	3	0.8	0.5
Color Coating Line	2	0.2	0.1

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 7.7 million metric tonnes of crude steel. In 2010, ArcelorMittal South Africa produced 5.5 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. Mittal Steel Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.2 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.3 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections as well as forgings. Approximately 68% of its products are sold in the South African domestic market while Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven plants, three sintering plants, six blast furnaces (four of which are operational), six basic oxygen furnaces, two open hearth furnaces, two blooming mills and six light section / bar mills and three wire rod mills. It covers an area of approximately 120 square kilometers including mines, an agriculture division and various recreational centers.

ArcelorMittal Kryviy Rih is committed to invest at least $500 million through 2010 pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2010, ArcelorMittal Kryviy Rih had spent approximately $614 million toward these commitments. ArcelorMittal Kryviy Rih has also undertaken certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rounds and light sections including squares, angles and strips. The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. In 2010, ArcelorMittal Kryviy Rih produced 6.1 million tonnes of crude steel.

ArcelorMittal Kryviy Rih has two captive iron ore mines: an open pit mine that produced 8.9 million tonnes in 2010, known as Kryviy Rih Opencast, and an underground mine with production of 1.1 million tonnes in 2010, known as Kryviy Rih Underground. The production process includes crushing, hydroclassifiers and low intensity magnetic separation.

The main consumer of the sinter and concentrate mining production is ArcelorMittal Kryviy Rih, with some concentrate shipped to other ArcelorMittal affiliates in Kazakhstan and other Eastern Europe group companies, as well as to third parties.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2010 through acquisitions of non-controlling interests.

ArcelorMittal Temirtau

ArcelorMittal Temirtau’s wholly-owned integrated steel plant located in the Karaganda region of Kazakhstan, consists of six coke oven batteries of which six are operating, three sinter plants, four blast furnaces (three of which are operational), three basic oxygen furnaces, two continuous slab casters, one hot strip mill, two cold rolling mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, two welded pipe mills and a bar mill. It covers an area of approximately seven square kilometers. In 2010, ArcelorMittal Temirtau produced 3.3 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines that produced 3.8 million tonnes of iron ore and coal mines that produced 3.7 million tonnes of coking coal in 2010.

ArcelorMittal Temirtau’s product range of flat steel products includes pig iron, continuous caster slabs, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and re-bars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. ArcelorMittal has developed a plan to increase the production capacity to ten million tonnes. This will be done in two phases. In first phase the production capacity will be upgraded to 6 million tonnes by modernizing and de-bottlenecking of existing facilities. In a second phase, a greenfield plant with four million tonnes of crude-steel production capacity will be constructed. The iron ore and coal mines and power plants will expand proportionally in order to provide 100 % self-sufficiency. The timeframe and required investments for all of these expansion projects is currently subject to review.

Iron Ore Mines: Lisakovki, Kentobe, Atasu, Atansore

ArcelorMittal Temirtau has four iron ore mines in central Kazakhstan. The mines are Lisakovki, Kentobe, Atasu, Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines is by railway.

Lisakovki is an open operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. Product is fine concentrate which is dispatched to Temirtau by railway rakes. A prototype pilot project on dephosphorisation was commissioned in 2007. This unit is currently mothballed on cost considerations.

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

Atansor is an open pit operation located about 500 kilometers northeast of Temirtau. The mining lease was obtained by ArcelorMittal in 2004. Ore is processed by simple dry crushing and screening circuit

Karaganda Coal Mines

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) acquired 15 coal mines in 1996 in the Karaganda coal basin region. These mines required considerable restructuring and investments. Restructuring and improvements were made by ArcelorMittal to form eight captive coal mines – Kostenko, Kuzembaev, Saranskaya, Abaiskaya, Kazakhstanskaya, Lenina, Shaktanskaya and Tenteskaya. These coal mines are all underground mines utilizing the retreat longwall mining method.

The mines produce primarily coking coal used in steel-making at Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to group steel plants, mainly ArcelorMittal Kryviy Rih.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. The main consumers of the coking coal produced are ArcelorMittal Kryviy Rih and some local coke producers.

The Berezovskaya mine, which is 98.29%-owned by ArcelorMittal, is an underground coking coal mine located in the north-eastern part of the Kemerovo geological and economic district of Kuzbass, 35 kilometers from the regional city of Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

The Pervomayskaya mine, which is 99.5%-owned by ArcelorMittal, is an underground coking coal mine located in the northern part of the Kemerovo geological and economic district of Kuzbass, 60 kilometers from Kemerovo. The mine is connected with the towns of Berezovsky and Kemerovo by motorway, and has access to the Kemerovo-Barzas railway.

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia, as management had concluded the mine had no further strategic value to the Company. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of $119 million was recognized with respect to goodwill (for $16 million), and property, plant and equipment (for $103 million) and included as cost of sales in the statement of operations. Inventories and trade receivables were written down by $3 million.

The Severnaya coal washery was put into operation in 2006; it is located in the territory of Berezovskaya mine site. Washery processes coking coal, mined at Berezovskaya and Pervomayskaya mine.

The major mine equipment and machinery includes shearers and road headers, powered roof supports, face conveyors, rock loading machines, belt conveyors, hoisting machines, electric locomotives, ground and suspended diesel locomotives.

Stainless Steel (Discontinued Operations)

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company—Recent Developments”. The following two tables provide an overview by type of facility of ArcelorMittal Stainless Steel’s principal production locations and production units:

Production Locations - ArcelorMittal Stainless Steel

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Inox Brasil	Brazil	Timóteo	Integrated	Stainless / Silicon
ArcelorMittal Inox Brasil Tubos	Brazil	Timóteo, Ribeirão Pires	Downstream	Stainless Tubes
Cinter	Uruguay	Montevideo	Downstream	Stainless Tubes
ArcelorMittal Stainless France	France	Gueugnon	Downstream	Stainless flat
ArcelorMittal Stainless & Nickel Alloys	France	Imphy	Mini-Mill	Stainless semis/alloys
ArcelorMittal Stainless Precision Europe	France	Pont de Roide / Firminy	Downstream	Stainless precision
ArcelorMittal Stainless France	France	Isbergues	Downstream	Stainless flat
ArcelorMittal Stainless Tubes Europe	France	Ancerville	Downstream	Stainless tubes
ArcelorMittal Stainless Belgium	Belgium	Châtelet,Genk	Mini- Mill /Downstream	Stainless flat
ArcelorMittal Stainless Automotive Tubes	Czech Rep.	Usti	Downstream	Stainless tubes

Production Facilities for ArcelorMittal Stainless Steel

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2010 (in million tonnes)(2)(3)
Blast Furnace	2	0.7	0.6
Electric Arc Furnace	6	3.0	2.0
Continuous Caster – Slabs	4	3.0	2.0
Hot Rolling Mill	4	4.5	2.0
Cold Rolling Mill (Z mill)	19	2.2	1.2
Pickling Line	5	2.1	1.3
Annealing Line	16	2.4	1.5
Skin Pass Mill	7	1.3	0.5
Continuous Bloom / Billet Caster	1	0.1	0.0

(1)	Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.
(2)	Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.
(3)	Allocation to pickling and annealing lines is based on “carbon steel process” logic, meaning that the pickling line category includes hot annealing lines (anneal before rolling for stainless steel). Annealing lines include final annealing and pickling lines as well as bright annealing lines, which are similar to annealing lines for carbon steel.

ArcelorMittal Inox Brasil S.A.

ArcelorMittal Inox Brasil was, until January 25, 2011, the stainless steel business unit of ArcelorMittal in South America. It is the only integrated producer of flat stainless and silicon steel in the region. In 2010, it exported products to more than 48 countries. Its steel mill in Timóteo, in the Vale do Aço, Minas Gerais state, Brazil, has an annual production capacity of 0.9 million tonnes of liquid steel.

The integrated plant of ArcelorMittal Inox Brasil in Timóteo includes two blast furnaces, a melting shop area (including two electrical furnaces, one smelter, two converters and two continuous casting machines), a hot strip rolling mill (including one walking beam and one push furnace with one rougher mill and one steckel mill), a stainless cold rolling mill (including one hot annealing pickling, two cold annealing pickling and one cold preparation line, three cold rolling mills and boxes annealing) and a silicon cold rolling mill (including one hot annealing pickling line, two tandem lines, one decarb line, one carlite coating line and one cold rolling mill). ArcelorMittal Inox Brasil produced 0.8 million tonnes of crude steel in 2010.

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

ArcelorMittal Stainless Europe

ArcelorMittal Stainless Europe was, until January 25, 2011, the stainless steel business unit of ArcelorMittal in Europe. It operates upstream and downstream facilities in France and Belgium and manages a network that distributes stainless products throughout Europe and to export markets.

The upstream facilities of ArcelorMittal Stainless Europe consist of two steel-making plants in Belgium (Genk and Châtelet). The Genk plant includes two electric arc furnaces, vacuum and argon oxygen decarburizing facilities, ladle refining metallurgy and slab continuous caster. The Genk plant also includes a cold rolling mill facility. The Genk plant covers an area of approximately 0.8 square kilometers. The Châtelet plant is an integrated upstream steel-making plant with a melt shop and a hot rolling mill. The Châtelet melt shop includes an electric arc furnace, argon-oxygen decarburizing equipment, ladle refining metallurgy, slab continuous caster and slab grinders. The Châtelet plant covers an area of approximately 0.5 square kilometers. ArcelorMittal Stainless Europe produced 1.2 million tonnes of crude steel in 2010.

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

ArcelorMittal Stainless & Nickel Alloys

ArcelorMittal Stainless & Nickel Alloys was, until January 25, 2011, the stainless steel business unit of ArcelorMittal specialized in the design, production and transformation of nickel and cobalt alloys and certain specific stainless steels.

Produced in the form of bars, cold-rolled strip, wire rod and plates, these products are intended for high-tech applications or applications addressing very specific requirements.

ArcelorMittal Stainless & Nickel Alloys’ production facilities are principally located in Imphy, France. They include melt shop, cold rolling mill and wire hot rolling mill facilities. It also includes a cold drawing shop located 50 kilometers west of Paris that produces heat-resistant elements.

Distribution Solutions

Distribution Solutions is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. It services a variety of customer industries, including automotive, construction, household appliances, public works, civil engineering and general industry. Distribution Solutions is the largest customer of both the Flat and Long Carbon Steel segments.

The range of Distribution Solutions is offered through a network covering 30 countries, while specific solutions are dispatched in five business units: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Total Offer Processing, ArcelorMittal Wire Solutions.

Distribution Solutions

The range of distribution solutions is organized across a dozen of specific geographical areas through locally empowered management: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey/Mediterranean, South America, Poland, UK/Scandinavia. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network, with more than 300 storage facilities, has expertise in service and proximity, ensuring immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of user customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction Solutions

ArcelorMittal Construction Solutions provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 26 countries, in Europe, Africa and the Indian Ocean, as well as in South America and the Caribbean, ArcelorMittal Construction Solutions has three principal activities: Arval serves the most diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects. Arclad provides standard cladding profiles and panels with short delivery times. Armat is focused on distributors providing products such as roof tiles, rainwater evacuation systems, accessories and panels. In addition, ArcelorMittal Construction Solutions is developing its activities in the solar business (Amhelios) and in the residential sector through standard and tailor made prefabricated housing units (Housing Systems).

ArcelorMittal International

ArcelorMittal International is the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their home markets. With end user contacts in all key markets, it is the spearhead for ArcelorMittal expansion in emerging markets.

Organized in ten business lines with over 45 sales offices around the globe it provides its customers with a complete range of flat and long products from ArcelorMittal mills. Close to the markets, via a direct customer approach, this sales network is supplying beside standard products also sophisticated steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

ArcelorMittal Projects

ArcelorMittal Projects provides distribution solutions and services for projects in foundation solutions, infrastructure, oil and gas and building related steel constructions.

In-house production and processing facilities combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range with on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration. ArcelorMittal Projects supports its customers with project management skills, engineering assistance and strategically located stock yards that provide short delivery times.

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects all over the world.

ArcelorMittal Total Offer Processing

ArcelorMittal Total Offer Processing provides a global offer in steel processing, ranging from design to production and from the logistics of steel components to steel solutions for key industrial accounts. A global network of sites, with a strong presence in emerging markets (such as India, China, Egypt and Poland), enables ArcelorMittal Total Offer Processing to follow its global customers in their expansion in these developing regions.

The market sectors of ArcelorMittal Total Offer Processing include railways, crane and lifting machinery, yellow goods, agriculture, trucks, new energies and electrical appliances. It is currently present in nine countries with 30 specific sites.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Production sites are in Europe, North America and China in addition to a long standing joint venture Kiswire-ArcelorMittal in Asia with worldwide distribution channels.

ArcelorMittal Wire Solutions has developed recognized brands and high quality products with a broad range of tailor-made solutions used in diversified businesses from fencing to off-shore platform mooring, from tire and concrete reinforcement to advanced silicon sawing. Its offer includes up to 12,000 different references for 4,700 clients worldwide in addition to trade activities for lifting equipment and accessories with 30,000 references for 3,000 clients.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2010 and those that are currently ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarão (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
-	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	Jan 11

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
-	Liberia mines	Greenfield Liberia	Iron ore production of 15mt / year upon full ramp-up	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
LCA	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
FCA	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development such as in India.
b)	Iron ore mining production is expected to commence in 2011 with initial annual production of 1 million tonnes.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the automotive market	To be determined
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	To be determined
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	To be determined

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer, with an annual production of 90.6 million tonnes of crude steel in 2010. ArcelorMittal had sales of $78 billion and steel shipments of approximately 85 million tonnes for the year ended December 31, 2010. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the second largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2010, ArcelorMittal had approximately 274,000 employees (including discontinued operations).

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries, including the automotive, appliance, engineering, construction and machinery industries.

Key Factors Affecting Results of Operations

The steel industry has historically been highly cyclical and is affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the recent global economic crisis has once again demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The steel market began a gradual recovery in the second half of 2009 that has for the most part continued in 2010 in line with global economic activity, but real demand for steel products remains below levels prevailing before the crisis in most of the Company’s markets. Based on activity levels in late 2010 and early 2011, the recovery is expected to continue in the first half of 2011, though the scope and duration of any pick-up in activity is inherently difficult to predict and remains subject to risks.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is very limited exchange trading of steel or uniform pricing. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made pursuant to both long-term contracts and on the basis of shorter-term purchase orders. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

One of the principal factors affecting operating profitability is the relationship between raw material prices and steel selling prices. The relationship is linear in one respect, as profitability will depend on the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), in several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there is a relatively long period of time (several months) between raw material purchases and sales of steel products incorporating those materials (average cost basis). This lag exposes the segment’s margins to changes in steel selling prices in the interim.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have themselves become more volatile since the iron ore industry moved in 2010 away from annual benchmark pricing to quarterly pricing. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter, if not over the longer term. In an environment of wide fluctuations in the price of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on spot basis) are less exposed to this volatility.

Over the longer term, steel prices typically follow trends in raw material prices, although the correlations may not be exact, and selling price increases may lag behind increases in input and production costs for extended periods of time. Conversely, as in the fourth quarter of 2008 and first half of 2009, decreases in steel prices may outstrip decreases in raw materials costs. Other market dynamics which the Company is unable to predict could also affect the results of operations.

Economic Environment1

After recording average global real gross domestic product (“GDP”) growth of 3.1% per year between 2000 and 2008, world GDP declined 1.9% in 2009. In 2010, global GDP is estimated to have rebounded by 4.1% as the recovery that began during the second half of 2009 continued to generate momentum during 2010.

The synchronized economic upturn was characterized by output growth in both developed and emerging economies. Among emerging markets, countries heavily dependent on trade (e.g. Southeast Asia) saw a particularly strong increase in output as trade rebounded strongly. Countries whose financial systems were less affected by the global credit crisis of late 2008 (such as India and Brazil) also experienced relatively stronger growth. Recovery in the CIS countries, which had initially lagged the rest of the world, became more clearly visible in 2010.

In the United States, GDP is estimated to have grown 2.9% in 2010 as re-stocking in the wake of the 2008-2009 recession continued to be a positive factor during the first half of the year. The rise in inventories ebbed in the second half of 2010 but real demand in the automotive sector and in equipment investment improved thanks to healthy corporate cash flows. At the same time, additional quantitative easing measures contributed to supporting stock markets during the second half of the year, in turn underpinning retail sales which rose 6.9% year-over-year during the second half of the year.

The economy of the European Union countries (EU27) followed a similar path, though GDP grew at a slower pace of 1.8% in 2010. However, the disparity between Northern and Southern European economies became more pronounced during the year, with Germany leading growth due at first to robust demand for its exports and a broader recovery of domestic demand later in the year. In stark contrast, Southern European states grew modestly during the first half of 2010 but the recovery lost steam during the second half of the year as a result of over-extended households, high fiscal deficits (forcing government austerity measures), high unemployment and fundamental competitiveness issues.

[1]	GDP and industrial production data and estimates sourced from Global Insight, January 15, 2011.

Demand remained robust during the first half of 2010 in the developing world, aided in part by government stimulus programs but also improving credit conditions and falling unemployment, which have been evident in much of Asia (particularly China and India) and South America. In the CIS region, output gained momentum in the second half of the year as external financing returned, while healthy oil and commodity prices supported domestic demand. Concerns about economies overheating and rising inflation expectations prompted several central banks to tighten monetary policy (e.g. Brazil, India and other Asian countries), contributing to more modest growth toward the end of 2010. Overall, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) generally experienced solid growth in 2010 with GDP estimated to have grown just under 7% compared to 2.8% in the OECD.

Global industrial production is estimated to have increased 8.0% in 2010 after declining 8.7% in 2009, with output in OECD countries estimated to have grown over 7% in 2010 after declining 11.9% in 2009. Output in non-OECD countries easily surpassed pre-crisis levels growing at an estimated 10.4% in 2010 after declining a mere 0.1% in 2009. Restocking continued to be a positive factor in the first half of 2010, with output in OECD and non-OECD countries up 7.8% and 12.8% respectively compared to the first half of 2009. In the second half of 2010, the pick-up in output was more modest, increasing an estimated 6.3% year-over-year in OECD countries and 8.6% year-over-year in non-OECD countries.

Steel Production2

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to 1.4 billion tonnes for the year 2010, a rise of 15.2% over 2009, with China leading output among global producers.

Chinese production responded rapidly to increased domestic demand following the implementation of economic stimulus initiatives and reached a record 626.7 million tonnes in 2010, 9.3% higher than 2009 levels. Chinese output was higher in the first half of 2010 than in the second half of 2010 as de-stocking coupled with energy efficiency targets contributed to a slowdown on a year-on-year basis.

Global production outside of China in 2010 amounted to 768.8 million tonnes, an increase of 20.5% year on year from 637.9 million tonnes produced in 2009. This was led by production increases of 35.7% to 111.8 million tonnes in North America, and of 24.5% to 172.9 million tonnes in the European Union. Steel production also increased by 25.2% in Japan, by 15.9% in South America, 11.2% in the CIS, and 15.8% in Africa in 2010 compared to the previous year

It was not just China that saw production levels surpass the previous record levels of the first half of 2008; India, the Middle East, Turkey and Egypt managed to surpass these pre-crisis peak levels in 2010. In contrast EU, Japan and North American production remained around 20% below these levels.

Steel Prices3

Steel prices increased in 2010 to near €600 per metric tonne for spot hot rolled coil (“HRC”) in Europe and about $800 per tonne in the United States, from near €400 and $600 at year-end 2009, respectively. A sharp increase in prices in the first half of 2010 was mainly driven by anticipation of increases in raw material costs, particularly iron ore, and also reflected improved real demand on the back of better activity for the automotive, appliance and other industrial segments (while construction remained relatively weak in many regions). In the second half of the year, depending on the region, HRC prices then lost about $100-175 per tonne from their first-half peak as demand flagged even as many producers brought back production capacity. International export prices, which are increasingly seen as a key price reference for commodity HRC, also softened by about $100 after reaching a peak close to $700 CFR (cost and freight) in the first half of 2010. The drop came as supply from CIS producers—backed by their very low cost base due to self-sufficiency in low-cost raw material supply—depressed market prices while other producers (including Chinese producers) struggled to compete due to increased raw material prices. This dynamic resulted in weak steel selling prices globally for much of the second half of 2010, despite steadily rising raw material costs. Only in the last few weeks of 2010 was an upward correction evident, with HRC transaction prices moving up for January delivery.

[2]	World Steel Association. Global production data is from the 66 countries for which monthly production data is collected by the World Steel Association.
[3]	Source: Steel Business Briefing (SBB).

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. Prices in Europe rallied early in the second quarter to reach highs of €600-700 per tonne for medium sections and €500-610 per tonne for rebar, both up about €150-200 per tonne compared with early 2010 levels. Similarly, Turkish export prices reached peaks close to $700 FOB Turkish port per tonne, up about $250 per tonne. However, the momentum changed during the second half of the year as European governments increased their focus on budget austerity, dampening expectations for an early recovery of construction activity. Oversupply continues to be a depressing factor in many developed markets, especially in Spain. Prices in Europe ended the year 2010 at €550-570 per tonne for medium sections and €460-500 per tonne for rebar, while Turkish export prices ended the year at $660-680 FOB Turkish port per tonne.

Demand for industrial long products, like quality wire rods and bars, improved in the first half of 2010. Prices increased, reflecting anticipated cost increases on iron ore and coal, as most of these products come from integrated production rather than electric arc furnaces. The prices for the higher quality products have tended to be stronger as they are more closely linked to automotive and mechanical sectors and not the weaker construction market. Consequently in the second half of the year the pricing has been more stable than for construction related products.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal expects steel production to be higher during 2011 as compared 2010, particularly in the first half of the year, as the gradual underlying demand recovery that was apparent at the end of the fourth quarter of 2010 is expected to continue and idled blast furnaces are restarted. ArcelorMittal expects global apparent steel consumption to grow by approximately 6.5%-7% globally in 2011, with forecast rises of 7% in China, 5-5.5% in Europe (EU-27 countries), 9-10% in NAFTA (U.S., Canada and Mexico) and 7-7.5% for the rest of the world. However, global steel consumption is not currently expected to recover to its 2008 peak until 2015.

Steel selling prices are also expected to rise in 2011 in line with the improved demand. This price adjustment process was already apparent in the last few weeks of 2010 and in January 2011, but is still expected to pose an ongoing challenge for steelmakers. Beyond raw materials prices, the sustainability of higher steel prices will continue to depend on an increase in sustainable real demand, particularly a return to growth in developed world construction markets, the timing of which the Company cannot predict, as well as inventory levels. According to recent data, inventory levels ended 2010 below historical average levels both in the US and Europe, and are expected to rise during the first quarter of 2011.

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

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows in the first half of 2009, but have since steadily recovered, reaching a new record during the first half of 2010. The main driver for the rise in input prices has been demand from China, the world’s largest steel producing country. In addition, the economic stimulus packages implemented by various governments and renewed stability in the financial system have stabilized economic forecasts and aided the recovery in steel production during 2010. However, demand for these raw materials declined somewhat during the second half of 2010 in line with the softening of the steel market in the regions where ArcelorMittal operates.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, in the declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the recent changes to raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments.

In the first half of 2010 the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. Vale and Rio Tinto first signaled their intent to change the pricing system in February 2010, and in April, 2010, Vale announced that it had reached agreements on a new iron ore pricing regime with the majority of its clients. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers still offer an annual price for their long term contracts. The price trend as well as pricing mechanism for coking coal followed a similar trend where the annual benchmark price was replaced by a quarterly price as from the second quarter 2010 onwards. Following this transition to quarterly pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility.

Iron Ore

After the severe global economic crisis in late 2008 and early 2009, the iron ore market saw demand from traditional customers gradually recover in late 2009 and early 2010. However, due to the long stoppage or severe reduction of extraction activity at some mines, production remained below 2008 levels for some time. With the increased presence of China on the market and amid revived demand, supply pressures appeared on the market and led to increases of spot market prices from as low as $60 per tonne CFR4 China in April 2009, to a peak of $185 per tonne CFR China in April 2010.

Amid this dynamic, in February and March 2010 Vale announced its intention to move from the traditional annual benchmark pricing system to a new quarterly system based on the CFR China spot prices as described above. This led to an increase of iron ore (fines) prices of around 75% for the second quarter of 2010 compared to the annual benchmark price for the contract year 2009.

Spot prices started in January 2010 at $119.30 per tonne CFR China and closed on December 31, 2010 at $170.10 per tonne CFR China. The average quarterly spot prices during the year fluctuated from $131.30 in the first quarter to $159.21 in the second quarter, to $137.36 in the third quarter, and to $159.14 in the fourth quarter. Such swings have resulted in greater volatility and less predictability with respect to ArcelorMittal’s input costs.

Coking Coal and Coke

A similar trend was observed in the seaborne coking coal market, with a return to constrained supply due to strong Chinese demand, combined with the gradual recovery of demand from traditional customers. In 2010, China further cemented its role as a key player for seaborne coking coal, importing a total of 44 million tonnes in 2010 compared to 34.5 million tonnes in 2009 and 4 million tonnes in 2008. China has also diversified its coking coal import sources from primarily Australia to also include substantial volumes from Mongolia.

As with iron ore, BHP Billiton succeeded in implementing a quarterly pricing system for coking coal, replacing annual pricing starting from the second quarter of 2010. The reference price for premium hard coking coal was set in the second quarter of 2010 at $200 per tonne FOB Australia, representing a 55% increase versus the first quarter price of $129 per tonne FOB Australia. During the remainder of 2010, the reference price for premium hard coking coal moved to $225 per tonne FOB in the third quarter, representing a further increase of 12.5% versus the second quarter and to $209 per tonne FOB in the fourth quarter, representing a 7% decrease versus the third quarter.

In the first quarter and early parts of the second quarter of 2010, supply chain and logistics came under severe strain due to recurring adverse weather conditions in Australia, resulting in production problems at various suppliers’ coal mines. A severe accident at the underground mines of Massey in the United States contributed further to significant challenges in the coking coal supply chain. In addition, Queensland, Australia experienced unusually early and severe seasonal rains in December 2010, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure.

[4]	International Commercial Terms, Cost and Freight.

Scrap

In the first half of 2010, scrap consumption increased rapidly, making it hard for scrap collection to keep pace. This temporary imbalance between supply and demand fueled strong price increases. In Europe, the price of reference scrap type E3 was under €200 per tonne in December 2009, but rose to €324 per tonne by April 2010. Similarly in the U.S. the price for reference scrap type Heavy Metal Scrap 1 (“HMS 1”) increased from $214 per tonne in November 2009 to $361 per tonne in April 2010. By the end of the second quarter of 2010, consumption volumes steadied, bringing supply and demand back into correlation and helping prices to stabilize. At the beginning of the second half of 2010, scrap consumption decreased and prices retreated, but since October the market has recovered steadily, mainly due to improvement in business conditions. Prices ended the year with three consecutive monthly increases and stood at €313 per tonne for E3 in Europe and at $410 per tonne for HMS 1 in the United States.

Alloys and Base Metals5

The underlying price driver for bulk alloys is the price of manganese ore, which increased significantly to $8.70/dmtu CIF (Cost, insurance and freight) China as of May 2010 from a level of $6.50/dmtu at the start of the year, but which then dropped back to a level of $6.43/dmtu as of October 2010. Average manganese ore prices were 38% higher in 2010 compared to 2009.

On the back of the manganese ore trend, manganese alloys prices increased steadily over the period. In 2010, average manganese alloy prices increased by 19% for High Carbon Ferro Manganese from $1,149 to $1,450 per tonne, and 23% for Medium Carbon Ferro Manganese from $1,773 to $2,216 per tonne. Due to increasing energy costs and rationing of electricity supply to the Ferro Silicon producing industry in China, average prices for Ferro Silicon increased by 43% (from $1,175 to $1,606 per tonne) in 2010 compared to 2009.

Base metals used by ArcelorMittal are zinc and tin for coating, aluminum for deoxidization of liquid steel, and nickel for manufacturing stainless steel (in January 2011, ArcelorMittal’s stainless steel operations were spun-off to a separately-focused company Aperam. See “Item 4A—History and Development of the Company—Recent Developments”). ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

Zinc6

With an average price of $2,158 per tonne for 2010, representing an increase of 30% compared to 2009, zinc prices were mainly supported by increased trading activity by financial investors. The price of zinc began at $2,500 per tonne in January 2010 before dropping below $1,600 per tonne in June 2010 and ending the year at $2,300 per tonne. This recent trend is expected to continue in 2011 as many operations have resumed production or increased capacity during 2010 to take advantage of attractive prices. Stocks are reported to be 715,000 tonnes in London Mercantile Exchange (LME) warehouses and 310,000 tonnes in the Shanghai Futures Exchange warehouses.

Nickel

Nickel started 2010 at a price of $19,000 per tonne and rose to $27,000 per tonne by mid April, supported by relative strong demand from stainless producers. Prices then corrected as it became clear that in developed world, stainless steel production could not be maintained at the levels of March and April. By June, nickel prices had fallen back to $18,000 per tonne. Supported by renewed interest from commodity markets, nickel prices rose again during the third and fourth quarters of 2010 and stood at $25,000 by December, after a short correction in November due to sovereign debt concerns. LME stocks, having reached an all time high of 166,476 tonnes in early February 2010, dropped to 116,000 tonnes in July and August, and stood at 136,890 tonnes by the end of December 2010.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2010 have moved in alignment with the continuing low natural gas prices that have prevailed since 2008. In Europe, the European Energy Exchange (“EEX”) year-ahead price for Germany moved in a tight range of €45 to €55/Mega Watt-hour (“MWh”) during 2010, with some upward pressure towards the end of 2010 due to higher steam coal prices. The need for investment in both replacement and additional power generating capacity by providers remains in the medium-term, but is not as apparent in light of current economic conditions.

[5]	Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.
[6]	Prices included in this section are based on the London Metal Exchange (LME) cash price.

Natural Gas

Natural gas is priced regionally. European prices are usually linked with petroleum prices, normalizing for each fuel’s energy content. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Prices elsewhere are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

Worldwide natural gas demand recovered strongly in 2010 after a slight fall in 2009. Major new Liquefied Natural Gas (“LNG”) liquefaction plants went online, notably in the State of Qatar, with further facilities coming online during 2011. This trend is expected to increase LNG capacity by 30%, leading to a market oversupply which is expected to put downward pressure on prices. However, the recovery of demand in OECD countries, partly due to severe weather conditions, has brought some stabilization while rising demand from Asia is able to absorb most of the new market supply.

The increase in the supply of natural gas seen in 2009 and 2010 is expected to have a lasting effect, including as a result of the continued growth of unconventional gas production in the U.S.. The market even saw an LNG shipment from the US to Europe, a first in over 40 years, resulting from the relative price disequilibrium between US and European gas prices.

In 2010, prices in North American markets have been on average $4.40/MMBritish thermal unit (“Btu”) with prices dropping to as low as $3/MMBtu. In Europe, the excess of gas has resulted in a gap between long-term oil-indexed contracts and spot gas prices, which have pushed European gas companies to seek to adapt the prices in their long term supply contracts. Prices in Europe are therefore evolving in a $8/MMBtu to $10/MMBtu range, despite gas being available on a spot basis near $7 to $8/MMBtu.

Ocean Freight7

After the recovery seen in 2009, ocean freight rates saw extended periods of both gains and declines during 2010. The beginning of the year saw lower rates due to bad weather, which effect was subsequently corrected in the following months. The Baltic Daily Index (“BDI”) reached highs of 4,209 points at the end of May 2010, and the overall BDI average for 2010 was higher than in 2009. The market had been expected to be slow this year due to the vast flow of newly built vessels into the world fleet, but these deliveries did not affect the market substantially. Orders for new builds continued to rise in 2010, as demand for raw materials remained firm.

The Panamax market has seen a more stable year and is higher than it was in 2009. The Cape market has seen more volatility and has at times been lower than Panamax rates, mostly due to tightness of supply. The average spot rate for Capes was $33,309 per day; the average for Panamax was $25,041 per day; and the average for Supramax was $22,460 per day.

Impact of Exchange Rate Movements

After reaching record high in the second quarter of 2010 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar weakened significantly during the second half of 2010 against the euro, the Polish zloty, the Czech koruna, Mexican Peso, Brazilian Real and the Romanian leu (among other currencies).

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the statement of operations during the 2009-2013 period; of this amount, $354 million was recorded as income within cost of sales for the year ended December 31, 2010, compared to $979 million for the year ended December 31, 2009. See note 16 to ArcelorMittal’s 2010 consolidated financial statements.

[7]	Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.

Trade and Import Competition

Europe8

Import competition in the steel market in the European Union rose consistently to reach a high of 37.5 million tonnes of finished goods during 2007, or an import penetration ratio (imports/market supply) of 18%. During 2008, however, finished steel imports into the region fell to approximately 30.5 million tonnes (just over 16% of market supply), particularly in the fourth quarter due to collapsing steel consumption amid the global economic crisis. Imports continued to fall through 2009 due to continuing weakness of demand to just 15 million tonnes or 12.2% of market supply.

Finished imports during the first half of 2010 increased almost 10% year-over-year aided by re-stocking at service centers. However, the import penetration ratio fell to 11.5% as a rebound in demand pushed up domestic deliveries. Data for the second half of 2010 coupled with import licenses for December indicate a slight increase in the import ratio to 13.5%. Overall, the import penetration ratio for 2010 is estimated to have picked up slightly to 12.5%

United States9

Historically, imports have played a significant role in the United States steel market. After reaching a record level in 2006, total finished imports declined to 22.5 million tonnes, representing an import penetration ratio of approximately 24%. The full effects of the crisis were felt during 2009 where imports fell 45% to 12.3 million tonnes but a similar fall in demand resulted in a minor drop in import penetration to 21%.

Finished imports during the first half of 2010 increased by 13% year-over-year on renewed steel service center re-stocking, while the import penetration ratio overall fell to under 20%. Customs data through November and licenses for December indicate that for the second half of 2010, imports were marginally higher than first half levels, with the import penetration rising back to 21.5%. Overall for 2010 finished imports rose to 16.3 million tonnes, up 32%, and otal imports rose 47% as imports of semi-finished steel products more than doubled.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. This activity is widely expected to continue in 2011.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on February 4, 2011, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. announced plans to merge to create the world’s second-largest steel company, with estimated combined 2010 steel production and revenue of 47.8 million metric tons and 5.5 trillion yen (approximately $68 billion), respectively.

While developed markets present fewer obvious opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term. The Chinese government has publicly stated that it expects consolidation in the Chinese steel industry and that the top ten Chinese steel producers will account for 65% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million tonne capacity in the next few years as a result of this consolidation. The Chinese government has also announced the rationalization of steel production using obsolete technology such as open-hearth furnaces. Recent mergers include the founding of the Shandong Iron and Steel Group, which resulted from the combination of the Laiwu Iron and Steel Group Co. Ltd and the Jinan Iron and Steel Group and the formation of Hebei I&S Group from the merging of smaller units in the Hebei Province. According to recent reports, the restructured Chinese steel industry is expected to be centered at various bases on China’s north and south coastlines, consisting of the Angang Liaoning, Shougang Hebei Caofeidian, Baosteel Zhanjiang base and Wugang bases. In addition to the tendency of having fewer steel producers in China, Chinese firms have been taking stakes in Australian resource companies to assist in securing the long-term supply of core commodities, in an attempt to shift pricing power away from suppliers.

[8]	Source: Eurostat.
[9]	Source: U.S. Department of Commerce.

Indian steel and mining companies also intensified M&A activity. The major deal in 2010 involved India’s largest non ferrous metals and mining company Vedanta Resources Plc, which acquired a 62.4% stake in Cairn Energy’s Indian subsidiary, as well as Anglo American’s zinc mines in Africa and Ireland. Indian steel consumption, which rose about 9% in 2009-2010, is forecast to continue to grow at a similar pace in coming years. The state’s spending on roads, ports and bridges and rising sales of cars is spurring international steelmakers to seek alliances with domestic partners. For example, Posco, one of the world’s largest steelmakers, received approval for its $12 billion factory complex in the eastern state of Orissa, a plan that had been delayed since 2005 due to delays with land acquisition rights. Nippon Steel Corp. has formed a venture with Tata Steel Ltd. to produce steel sheets in India; Sumitomo Metal Industries Ltd. has announced plans to buy a stake in Bhushan Steel Ltd.’s proposed mill in eastern India; and OAO Severstal, Russia’s largest producer, has agreed to build a 5 million tonne plant in India with NMDC Ltd. For information regarding ArcelorMittal’s ongoing projects in India, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects.”

Industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to increased bargaining power relative to customers and, crucially, suppliers. The recent wave of steel industry consolidation has followed the lead of raw materials suppliers, amid an environment of rising prices for iron ore and most other minerals used in the steel-making process. Even though the iron ore joint venture between BHP Billiton and Rio Tinto was discontinued in 2010 due to regulatory barriers, there are still only three primary iron-ore suppliers in the world market. Consolidation among coal companies is also taking place, as evidenced most recently by Alpha Natural Resources’s $8.5 billion acquisition in February 2011 of Massey Energy in the United States, among other transactions in the sector.

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

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

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

Note 19 describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

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

Impairment of Tangible and Intangible Assets, including Goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company had determined it has 77 cash generating units excluding the two cash generating units included in the discontinued operations and presented at fair value less cost to distribute.

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

Goodwill has been allocated at the level of the Company’s seven operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill has also been allocated to the stainless steel business which has been presented as discontinued operations. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See Note 25 to ArcelorMittal’s consolidated financial statements for further discussion of how the Company defines its operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

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

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the statement of operations.

A. Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

ArcelorMittal reports its operations in five reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS and Distribution Solutions. Following ArcelorMittal’s spin-off of its stainless steel business into a separately focused company called “Aperam”, the results of the Company’s stainless steel operations are shown as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. See Note 5 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2010.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of ArcelorMittal’s sales by reportable segment for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31 (1)
Segment	2009	2010	2009	2010	Changes in Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	13,340	19,301	16,121	21,028	45	30	12
Flat Carbon Europe	19,981	25,550	21,797	27,510	28	26	3
Long Carbon Americas and Europe	16,767	21,345	19,937	23,148	27	16	8
AACIS	7,627	9,848	11,769	13,266	29	13	20
Distribution Solutions(2)	13,524	15,744	16,794	18,173	16	8	8
Total from continuing operations	61,021	78,025	69,624	84,952	28	22	9
Discontinued operations	4,089	5,418	1,447	1,729	33	19	10

(1)	Amounts are prior to inter-segment eliminations except for “Total from continuing operations” and include non-steel sales.
(2)	Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

ArcelorMittal had sales of $78 billion for the year ended December 31, 2010, representing an increase of 28% from sales of $61 billion for the year ended December 31, 2009, primarily due to a strong rise in steel shipments and a more modest rise in steel prices, each resulting from the global economic recovery and improved steel demand compared to a year earlier.

ArcelorMittal had steel shipments of 85.0 million tonnes for the year ended December 31, 2010, representing an increase of 22% from steel shipments of 69.6 million tonnes for the year ended December 31, 2009. Average steel selling price for the year ended December 31, 2010 increased 9% compared to the year ended December 31, 2009. Steel shipments were higher in all segments, reflecting the increase in demand due to the global economic recovery. Average steel selling prices also rose broadly but lagged sharp increases in most key raw material prices including iron ore.

The increases in sales, shipments and average steel selling prices also reflected a relatively low base of comparison, particularly from the first half of 2009, when demand fell sharply due to the severe downturn in the global economy.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $19.3 billion for the year ended December 31, 2010, representing 25% of the Company’s total consolidated sales for 2010, an increase of 45% as compared to $13.3 billion, or 22% of total consolidated sales, for the year ended December 31, 2009. Sales increased primarily due to a 30% increase in steel shipments and a 12% increase in average steel selling prices.

Total steel shipments were 21.0 million tonnes for the year ended December 31, 2010, an increase of 30% from shipments for the year ended December 31, 2009. Shipments were 10.6 million tonnes in the first half of 2010, up 49% from the same period in 2009, while shipments in the second half of the year were 10.4 million tonnes, up 16% from the same period in 2009.

Average steel selling price increased 12% for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $25.6 billion for the year ended December 31, 2010, representing 33% of the Company’s total consolidated sales for 2010, an increase of 28% as compared to $20.0 billion, or 33% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to a 26% increase in steel shipments, while average steel selling price increased by only 3%. Sales in the first half of 2010 were $12.5 billion, up 36% from the same period in 2009, while sales in the second half of the year were $13.1 billion, up 21% from the same period in 2009.

Total steel shipments reached 27.5 million tonnes for the year ended December 31, 2010, an increase of 26% from steel shipments for the year ended December 31, 2009. Shipments were 14.4 million tonnes in the first half of 2010, up 47% from the same period in 2009, while shipments in the second half of the year were 13.1 million tonnes, up 9% from the same period in 2009.

Average steel selling price increased 3% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was down 6% from the same period in 2009, while average steel selling price in the second half of the year was up 13% from the same period in 2009.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.3 billion for the year ended December 31, 2010, representing 27% of the Company’s total consolidated sales for 2010, an increase of 27% from sales of $16.8 billion, or 27% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to a 16% increase in steel shipments along with an 8% increase in average steel selling price. Sales in the first half of 2010 were $10.2 billion, up 30% from the same period in 2009, while sales in the second half of the year were $11.1 billion, up 25% from the same period in 2009.

Total steel shipments reached 23.1 million tonnes for the year ended December 31, 2010, an increase of 16% from steel shipments for the year ended December 31, 2009. Shipments were 11.7 million tonnes in the first half of 2010, up 21% from the same period in 2009, while shipments in the second half of the year were 11.5 million tonnes, up 12% from the same period in 2009.

Average steel selling price increased 8% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 4% from the same period in 2009, while average steel selling price in the second half of the year was up 12% from the same period in 2009.

AACIS

In the AACIS segment, sales were $9.8 billion for the year ended December 31, 2010, representing 13% of the Company’s total consolidated sales for 2010, an increase of 29% from sales of $7.6 billion, or 12% of the total consolidated sales, for the year ended December 31, 2009. The increase was due to a 13% increase in steel shipments and a 20% increase in average steel selling price. Sales in the first half of 2010 were $4.7 billion, up 40% from the same period in 2009, while sales in the second half of the year were $5.1 billion, up 21% from the same period in 2009.

Total steel shipments reached 13.3 million tonnes for the year ended December 31, 2010, an increase of 13% from steel shipments for the year ended December 31, 2009. Shipments were 6.6 million tonnes in the first half of 2010, up 17% from the same period in 2009, while shipments in the second half of the year were 6.7 million tonnes, up 9% from the same period in 2009.

Average steel selling price increased 20% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 24% from the same period in 2009, while average steel selling price in the second half of the year was up 18% from the same period in 2009.

Distribution Solutions

In the Distribution Solutions segment, sales were $15.7 billion for the year ended December 31, 2010, representing 20% of the Company’s total consolidated sales for 2010, an increase of 16% from sales of $13.5 billion, or 22% of the total consolidated sales, for the year ended December 31, 2009. The increase was primarily due to an 8% increase in steel shipments and an 8% increase in average steel selling price. Sales in the first half of 2010 were $7.5 billion, up 10% from the same period in 2009, while sales in the second half of the year were $8.2 billion, up 23% from the same period in 2009.

Total steel shipments reached 18.2 million tonnes for the year ended December 31, 2010, an increase of 8% from steel shipments for the year ended December 31, 2009. Shipments were 9.0 million tonnes in the first half of 2010, up 6% from the same period in 2009, while shipments in the second half of the year were 9.2 million tonnes, up 10% from the same period in 2009.

Average steel selling price increased 8% for the year ended December 31, 2010 as compared to the year ended December 31, 2009. Average steel selling price in the first half of 2010 was up 4% from the same period in 2009, while average steel selling price in the second half of the year was up 12% from the same period in 2009.

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2010, as compared with the operating income and operating margin for the year ended December 31, 2009:

	Operating Income		Operating Margin
	Year ended December 31,
Segments(1)	2009	2010	2009	2010
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	(757)	2,044	(6)	11
Flat Carbon Europe	(501)	583	(3)	2
Long Carbon Americas and Europe	(29)	1,068	—	5
AACIS	265	802	3	8
Distribution Solutions	(286)	164	(2)	1
Discontinued operations	(169)	(480)	(4)	(9)

(1)	Amounts are prior to inter-segment eliminations and include non-steel sales.

ArcelorMittal’s operating income for the year ended December 31, 2010 was $3.6 billion, as compared with an operating loss of $1.5 billion for the year ended December 31, 2009. This rise in operating income resulted from the higher sales, steel shipments and selling prices as described above, and more generally reflected the gradual recovery of the global economy. Operating performance was stronger in the first half of 2010 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “Item 5A—Overview—Key Factors Affecting Results of Operations”.

Operating income for the year ended December 31, 2010 included impairment expenses of $525 million, consisting of $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia), $113 million relating to several subsidiaries in the Distribution Solutions segment (primarily reflecting continued construction market weakness), and $93 million primarily relating to idle downstream assets in the European business. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, Including Goodwill”. In determining these expenses, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the twelve months ended December 31, 2009 of $552 million.

Operating income for the year ended December 31, 2010 was positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects, and by non-cash gains of $354 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”). Operating performance for the twelve months ended December 31, 2009 had been negatively impacted by an exceptional charge of $2.4 billion (pre-tax) related primarily to write down on inventory and provisions for workforce reductions, partly offset by an exceptional gain of $380 million relating to a reversal of litigation provisions, a net gain of $108 million recorded on the sale of carbon dioxide credits and a non-cash gain of $979 million relating to unwinding of hedges on raw material purchases.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $2.0 billion for the year ended December 31, 2010, compared to an operating loss of $0.8 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.9 billion for the second half of the year, compared to $1.1 billion in the first half.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the year ended December 31, 2010 was $0.6 billion compared to operating loss of $0.5 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.3 billion in the first half of the year.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2010 was $1.1 billion compared to operating loss of $29 million for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.7 billion in the first half.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2010 was $0.8 billion, compared to operating income of $0.3 billion for the year ended December 31, 2009, and included an impairment expense of $0.3 billion related to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia) The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.5 billion in the first half.

Distribution Solutions

Operating income for the Distribution Solutions segment for the year ended December 31, 2010 was $0.2 billion, compared to operating loss of $0.3 billion for the year ended December 31, 2009, and included an impairment expense of $0.1 billion related primarily to continued construction market weakness and idled downstream assets, principally in Europe. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery.

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $0.5 billion from investments accounted for using the equity method for the year ended December 31, 2010, as compared with income from equity method investments of $0.1 billion for the twelve months ended December 31, 2009. The increase was due to higher income from the Company’s investments due to the global economic recovery.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 23% lower for the year ended December 31, 2010, at $2.2 billion, as compared with $2.8 billion for the year ended December 31, 2009.

Net interest expense (interest expense less interest income) was $1.4 billion for the year ended December 31, 2010 as compared to $1.5 billion for the year ended December 31, 2009. Interest expense decreased to $1.6 billion for the year ended December 31, 2010, compared to interest expense of $1.7 billion for the year ended December 31, 2009, due to lower average net debt and exchange rate effects nearly offset by higher average interest rates. Interest income for the year ended December 31, 2010 decreased to $0.1 billion compared to interest income of $0.2 billion for the year ended December 31, 2009.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) for the year ended December 31, 2010 amounted to costs of $1.2 billion, as compared to costs of $0.4 billion for the year ended December 31, 2009. In 2010 the Company recorded foreign exchange losses of $0.3 billion primarily on monetary assets held in foreign currencies, compared to a gain of $0.5 billion in 2009.

Other financing costs for the year ended December 31, 2010 also included a gain of $0.4 billion for the year ended December 31, compared to a loss of $0.9 billion for the year ended December 31, 2009 primarily related to a mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds which are convertible into its shares at the option of the bondholders. Under the terms of its €1.25 billion euro-denominated convertible bonds due 2014 (OCEANEs), the Company has the option to settle the bonds for shares or for an amount equivalent to the cash value of the shares at the date of the settlement (this cash settlement option was waived in October 2009 with respect to the Company’s $800 million US dollar-denominated convertible bonds due 2014). The Company has determined that the convertible bonds are hybrid instruments as defined by IFRS and has identified certain components of the contracts to be embedded derivatives in accordance with IAS 39. At each reporting period (until, with respect to the US dollar-denominated bonds, the waiver noted above), changes in the fair value of the embedded derivatives (recorded at $597 million at inception) have been recorded to the statement of operations, resulting in gains or losses depending on marking to market. As a result of the hedging transactions undertaken in December 2010 (see “Item 4A—History and Development of the Company—Key Transactions and Events in 2010”), no additional mark-to-market gains or losses on the convertible bonds are expected going forward.

Gain related to the fair value of freight, commodity and other non foreign exchange and interest rate-related derivative instruments not qualifying for hedge accounting amounted to $43 million for the year ended December 31, 2010, as compared with a loss of $27 million for the year ended December 31, 2009.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010, compared to a consolidated income tax benefit of $4.4 billion for the year ended December 31, 2009. The lower income tax benefit for the year was primarily due to ArcelorMittal’s 2010 profit as compared with its 2009 pre-tax loss, as well as different foreign currency impacts in 2010 as compared to 2009. For additional information related to ArcelorMittal’s income taxes, see Note 19 to ArcelorMittal’s consolidated financial statements.

Non-Controlling Interest

Net income attributable to non-controlling interest was $89 million for the year ended December 31, 2010, as compared with a net loss of $43 million for the year ended December 31, 2009. The increase relates to higher income in subsidiaries with non-controlling interest following the improvement of market conditions in 2010.

Discontinued Operations

As a result of the spin-off of the Company’s stainless steel business into a separately focused company Aperam following shareholders’ approval on January 25, 2011, results of the stainless steel operations are presented as discontinued operations.

Discontinued operations for the year ended December 31, 2010 consist exclusively of the post-tax net results contributed by the stainless steel business. For the twelve months ended on December 31, 2010 this amounted to losses of $0.3 billion. This includes a non-cash impairment charge of $0.6 billion resulting from the reclassification of the stainless segment as a discontinued operation. As required by IFRS 5, upon reclassification of the business as assets held for distribution, the assets and liabilities must be carried at the lower of their carrying amount and fair value less costs to distribute. Discontinued operations also included a non-cash gain of $0.1 billion related to the recycling to the statement of operations of the non-controlling stake held by the stainless business in Aços Villares, which was derecognized as a result of Aços Villares’ merger into Gerdau S.A. in December 2010.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2010 increased to $2.9 billion from a net income of $0.2 billion for the year ended December 31, 2009, for the reasons discussed above.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Sales, Steel Shipments and Average Steel Selling Prices

The following table provides a summary of ArcelorMittal’s sales by reportable segment for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31(1)
Segment	2008	2009	2008	2009	Changes in Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	27,031	13,340	25,810	16,121	(51)	(38)	(24)
Flat Carbon Europe	38,300	19,981	33,512	21,797	(48)	(35)	(22)
Long Carbon Americas and Europe	32,268	16,767	27,115	19,937	(48)	(26)	(30)
AACIS	13,133	7,627	13,296	11,769	(42)	(11)	(37)
Distribution Solutions(2)	23,126	13,524	19,143	16,794	(42)	(12)	(34)
Total from continuing operations	116,942	61,021	99,733	69,624	(48)	(30)	(27)
Discontinued operations	7,994	4,089	1,958	1,447	(51)	(26)	(31)

(1)	Amounts are prior to inter-segment eliminations except for “Total from continuing operations” and include non-steel sales.
(2)	Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

ArcelorMittal had sales of $61.0 billion for the year ended December 31, 2009, representing a decrease of 48% from sales of $116.9 billion for the year ended December 31, 2008 primarily due to decreases in average steel selling prices and lower shipments resulting from the global economic crisis.

The fall in sales was felt most acutely during the first half of 2009. Sales in the first half of 2009 were $28.4 billion, down 55% from the same period in 2008, while sales in the second half of the year were $32.6 billion, down 40% from the same period in 2008.

ArcelorMittal had steel shipments of 69.6 million tonnes for the year ended December 31, 2009, representing a 30% decrease from steel shipments of 99.7 million tonnes for the year ended December 31, 2008. Average steel selling price for the year ended December 31, 2009 decreased 27% compared to the year ended December 31, 2008. Steel shipments and average steel selling price were lower in all segments, reflecting the reduction in demand due to the global economic crisis.

Shipment volumes started to recover in the second half of the year but average steel selling prices, while gradually increasing, remained low as compared to the second half of 2008 due to the gradual and uncertain nature of the economic recovery, high selling prices that had prevailed through the third quarter of 2008 and a time lag effect resulting from pricing terms in certain sales contracts. Shipments were 32.2 million tonnes in the first half of 2009, down 44% from the same period in 2008, while shipments in the second half of the year were 37.4 million tonnes, down 11% from the same period in 2008. Average steel selling price in the first half of 2009 was down 23% from the same period in 2008, while average steel selling price in the second half of the year was down 32% from the same period in 2008.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $13.3 billion for the year ended December 31, 2009, representing 22% of the Company’s total consolidated sales for 2009, a decrease of 51% as compared to $27.0 billion, or 23% of total consolidated sales, for the year ended December 31, 2008. Sales fell primarily due to a 38% fall in steel shipments and a 24% fall in average steel selling prices. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $6.0 billion, down 57% from the same period in 2008, while sales in the second half of the year were $7.4 billion, down 44% from the same period in 2008.

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

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $20.0 billion for the year ended December 31, 2009, representing 33% of the Company’s total consolidated sales for 2009, a decrease of 48% as compared to $38.3 billion, or 33% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 35% fall in steel shipments and a 22% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $9.2 billion, down 57% from the same period in 2008, while sales in the second half of the year were $10.8 billion, down 37% from the same period in 2008.

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

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $16.8 billion for the year ended December 31, 2009, representing 27% of the Company’s total consolidated sales for 2009, a decrease of 48% from sales of $32.3 billion, or 28% of the total consolidated sales, for the year ended December 31, 2008. The decrease was primarily due to a 26% fall in steel shipments and a 30% decrease in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $7.9 billion, down 55% from the same period in 2008, while sales in the second half of the year were $8.9 billion, down 39% from the same period in 2008.

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

Distribution Solutions

In the Distribution Solutions segment, sales were $13.5 billion for the year ended December 31, 2009, representing 22% of the Company’s total consolidated sales for 2009, a decrease of 42% over sales of $23.1 billion, or 20% of the total consolidated sales, for the year ended December 31, 2008. This decrease was primarily due to a 12% fall in shipments and 34% fall in average steel selling price. The fall in sales in this segment was felt most acutely during the first half of the year. Sales in the first half of 2009 were $6.8 billion, down 47% from the same period in 2008, while sales in the second half of the year were $6.7 billion, down 35% from the same period in 2008.

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

Operating Income

The following table provides a summary of the operating income and operating margin of ArcelorMittal for the year ended December 31, 2009, as compared with the operating income and operating margin for the year ended December 31, 2008:

	Operating Income		Operating Margin
	Year ended December 31,
Segments(1)	2008	2009	2008	2009
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	2,638	(757)	10	(6)
Flat Carbon Europe	2,773	(501)	7	(3)
Long Carbon Americas and Europe	4,154	(29)	13	—
AACIS	3,145	265	24	3
Distribution Solutions	181	(286)	1	(2)
Discontinued operations	365	(169)	5	(4)

(1)	Amounts are prior to inter-segment eliminations and include non-steel sales.

ArcelorMittal’s operating loss for the year ended December 31, 2009 amounted to $1.5 billion, compared to operating income of $12.0 billion for the year ended December 31, 2008. The overall operating loss and the sharp deterioration across each segment were due to lower sales, lower average steel selling prices and lower shipment volumes as described above and reflected the global economic crisis. Operating losses of $2.4 billion were recorded during the first half of the year, and were partially offset by operating income during the second half of the year of $0.9 billion.

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

Operating income for the year ended December 31, 2009 was also reduced by impairment expenses amounting to $552 million consisting primarily of $237 million on various idled assets (including $92 million relating to an impairment on coke oven assets of ArcelorMittal Galati and $65 million at ArcelorMittal Las Truchas), $122 million impairment on various tubular product operations (primarily $65 million in ArcelorMittal Roman), $172 million on other impairments (including $117 million at ArcelorMittal Construction France). In determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the twelve months ended December 31, 2008 of $1.0 billion, consisting of asset impairments of $479 million, goodwill impairment of $129 million and reduction of goodwill of $429 million.

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

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2009 was $29 million compared to operating income of $4.2 billion for the year ended December 31, 2008. This operating loss reflected the lower sales, steel shipments and selling prices resulting from the deteriorating global economy, and also included charges of $0.3 billion related to write-downs of inventory and provision for workforce reductions. Operating income was affected by impairment expenses of $0.3 billion for asset impairments in the segment’s tubular business and idled assets (including $0.1 billion at ArcelorMittal Roman and ArcelorMittal Las Truchas). The operating loss for the segment amounted to $0.2 billion for the first half of the year, and was partially offset by operating income during the second of the year of $0.2 billion, reflecting the gradual improvement in market conditions.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $3.1 billion for the year ended December 31, 2008. This sharply lower operating income reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. The operating income for the segment amounted to $2 million for the first half of the year, and improved during the second half of the year to $0.3 billion, reflecting the gradual improvement in market conditions.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the year ended December 31, 2009 was $0.3 billion, compared to operating income of $0.2 billion for the year ended December 31, 2008. The operating loss reflected the lower sales, steel shipments and selling prices resulting from the global economic crisis, and also included charges of $0.2 billion primarily related to write-downs of inventory. Operating income was affected by impairment expenses of $0.1 billion at ArcelorMittal Construction France for the year ended December 31, 2009. The operating loss for the segment amounted to $0.5 billion for the first half of the year, and was partially offset by operating income during the second half of the year of $0.2 billion, reflecting the gradual improvement in market conditions and an exceptional gain of $0.4 billion relating to the write-back of a litigation provision recorded in the fourth quarter of 2008.

Income from Investment in Associates and Joint Ventures

ArcelorMittal recorded income of $0.1 billion from investments accounted for using the equity method for the year ended December 31, 2009, as compared with income from equity method investments of $1.7 billion for the twelve months ended December 31, 2008. The decrease was due to lower income from the Company’s investments due to the global economic crisis, as well as the gain recorded in 2008 from the sale of a stake in Dillinger Hutte Saarstahl AG.

Financing Costs

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other financing costs. Net financing costs were 26% higher for the year ended December 31, 2009, at $2.8 billion, as compared with $2.3 billion for the year ended December 31, 2008.

Net interest expense (interest expense less interest income) was flat at $1.5 billion for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Interest expense decreased to $1.7 billion for the year ended December 31, 2009, compared to interest expense of $2.0 billion for the year ended December 31, 2008, due to a decrease in gross debt, partially offset by a higher interest rates on its 2009 bond issuances . Interest income for the year ended December 31, 2009 decreased to $0.2 billion compared to interest income of $0.5 billion for the year ended December 31, 2008, due to a decrease in interest rates as well as an overall lower cash balance during the year.

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

Losses related to the fair value of derivative instruments for the year ended December 31, 2009 amounted to $27 million, as compared with loss of $180 million for the year ended December 31, 2008.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $4.4 billion for the year ended December 31, 2009, compared to a consolidated income tax expense of $1.1 billion for the year ended December 31, 2008. The income tax benefit for the year is primarily due to ArcelorMittal’s 2009 loss as compared with 2008 profit, and its geographical mix.

Non-Controlling Interest

Net loss attributable to non-controlling interest was $43 million for the year ended December 31, 2009, as compared net income of $1 billion for the year ended December 31, 2008. The decrease relates to lower income in subsidiaries with non-controlling interest due to the global economic crisis.

Discontinued Operations

Discontinued operations for the year ended December 31, 2009 consist exclusively of the post-tax net results contributed by the stainless steel business.

This amounted to a loss of $0.1 billion for the year ended December 31, 2009, compared to a gain of $0.2 billion for the year ended December 31, 2008. This operating loss reflected lower sales, steel shipments and selling prices resulting from the global economic crisis.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2009 decreased to $0.2 billion from a net income of $9.5 billion for the year ended December  31, 2008, for the reasons discussed above.

B. Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2010, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $6.3 billion as compared to $6.0 billion as of December 31, 2009. In addition, ArcelorMittal had available borrowing capacity of $11.3 billion under its credit facilities as of December 31, 2010 as compared to $11.2 billion as of December 31, 2009. ArcelorMittal also has a €2 billion (approximately $2.7 billion) commercial paper program (of which €1.7 billion or approximately $2.2 billion was outstanding as of December 31, 2010), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of December 31, 2010, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.0 billion, compared to $24.8 billion as of December 31, 2009. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $19.7 billion as of December 31, 2010, up from $18.8 billion at December 31, 2009. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2010 was 30% as compared to 29% at December 31, 2009. Total debt increased period-on-period primarily due to the bond issuances made during the year while net debt increased period-on-period primarily due to increases in working capital resulting from higher levels of steel production.

ArcelorMittal’s principal financing facilities, which are the €17 billion (approximately $22.7 billion) term and revolving credit facility initially entered into on November 30, 2006 and subsequently amended and restated (the “€17 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (which replaced an existing $4 billion revolving credit facility and the related $3.25 billion forward start facility) (the “$4 Billion Facility”), the two revolving credit facilities of $0.3 billion each entered into effective June 30, 2010 (the “$0.6 Billion Bilateral Facilities”) and the $500 million committed multi-currency letter of credit facility entered into on September 30, 2010 (which replaced a prior $800 million letter of credit facility) (the “Letter of Credit Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with financial covenants, as summarized below.

The €17 Billion Facility, the $4 Billion Facility, the $0.6 Billion Bilateral Facilities and the Letter of Credit Facility have the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2010, the Leverage Ratio stood at approximately 2.2 to one, down from 3.2 to one as of December 31, 2009.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate ArcelorMittal’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2009 and December 31, 2010.

As of December 31, 2010, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $1.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2010.

Type of Indebtedness As of December 31, 2010	Repayments amount per year (in billions of $)
	2011	2012	2013	2014	2015	>2015	Total

Term loan repayments
– €12bn syndicated credit facility	$3.2	$—	$—	$—	$—	$—	$3.2
– Convertible bonds(1)	—	—	—	2.0	—	—	2.0
– Bonds	—	—	3.5	1.3	1.7	8.1	14.6

Subtotal	3.2	—	3.5	3.3	1.7	8.1	19.8

Long-term revolving credit lines
– €5bn syndicated credit facility	—	—	—	—	—	—	—
– $4bn syndicated credit facility	—	—	—	—	—	—	—
– €0.6bn bilateral facilities	—	—	—	—	—	—	—
Commercial paper(2)	2.2	—	—	—	—	—	2.2
Other loans	1.3	1.3	0.5	0.2	0.3	0.4	4.0

Total Debt	$6.7	$1.3	$4.0	$3.5	$2.0	$8.5	$26.0

(1)	Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 and May 6, 2009, respectively, as well as of the $750 million, 17-month mandatorily convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Calyon in December 2009. In December, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 and its U.S. dollar denominated 5% convertible notes due 2014. As part of the transaction, ArcelorMittal also sold 26.48 million treasury shares for a price of €26.4227 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.8682 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.
(2)	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2010 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
€5bn syndicated credit facility(1)	$6.7	—	$6.7
$4bn syndicated credit facility	$4.0	—	$4.0
$0.6bn bilateral facilities	$0.6	—	$0.6

Total committed lines	$11.3	—	$11.3

(1)	Euro denominated loans converted at the euro: $ exchange rate of 1.34 as of December 31, 2010.

The average debt maturity of the Company was 5.1 years as of December 31, 2010, as compared to 4.5 years as of December 31, 2009.

In September 2009, the Company established new targets for maintaining its gearing and leverage going forward, establishing a target range for gearing of between 25% to 40%, and also setting goals for leverage levels (which it measures by dividing net debt by EBITDA based on a yearly average EBITDA from January 1, 2004) of between 0.5x to 1.8x.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2010 is set forth in Note 15 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On November 30, 2006, ArcelorMittal entered into the €17 Billion Facility (which comprises a €12 billion term loan facility and a €5 billion revolving credit facility) with a group of lenders to refinance indebtedness that Mittal Steel had incurred to finance its acquisition of Arcelor, along with Arcelor’s principal long-term debt facilities. In 2007, the maturity of the €5 billion revolving credit facility was extended by agreement with the lenders for one additional year, to November 30, 2012. The €12 billion term loan facility is being repaid in installments. The outstanding amount under the €12 billion term loan facility at December 31, 2010 was €2.4 billion ($3.2 billion). The €5 billion revolving credit facility remains fully available as of December 31, 2010.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes which replaces the Company’s previous $4 billion revolving credit facility dated May 13, 2008 and the related $3.25 billion forward start facility dated February 13, 2009. These facilities were cancelled on May 12, 2010 (following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect). The $4 Billion Facility remains fully available as of December 31, 2010.

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of $300 million. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of $300 million which was retroactively effective as of June 30, 2010. Each of these facilities may be used for general corporate purposes and matures in 2013. As of December 31, 2010, both facilities were fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million committed multi-currency letter of credit facility, which replaced an $800 million committed multi-currency letter of credit facility entered into on December 30, 2005. The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration.

2010 Capital Markets Transactions

In 2010, ArcelorMittal completed the following capital markets transactions, the proceeds of which, totaling approximately $3.8 billion were principally used to refinance existing indebtedness. The transactions consisted of:

•	A €1 billion offering of 4.625% notes due 2017 issued under the Company’s €3 billion Euro Medium Term Notes Program, that closed on November 18, 2010.

•

An offering of two series of US dollar-denominated notes (3.75% Notes due 2015 and 5.25% Notes due 2020) totaling $2 billion, and a $500 million reopening of the Company’s 7% Notes due 2039 that closed on August 5, 2010.

Other Outstanding Loans and Debt Securities

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

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is January, 2015. The amount outstanding under these loans in the aggregate as of December 31, 2010 was $178 million, as compared to $238 million as of December 31, 2009. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009.

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

In 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions included the issuance of the following instruments that remain outstanding:

•	an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANE) due 2014 which closed on April 1, 2009;

•	an offering of U.S. dollar denominated 5% convertible notes due 2014 for $800 million which closed on May 6, 2009;

•	an offering of two series of U.S. dollar denominated notes (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion which closed on May 20, 2009;

•	an offering of two series of euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($ 3.5 billion) which closed on June 3, 2009;

•	an offering of $1 billion of U.S. dollar denominated 7% notes due 2039 which closed on October 1, 2009; and

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

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €1.7 billion ($2.2 billion) outstanding as of December 31, 2010 as compared to €1.0 billion ($1.5 billion) as of December 31, 2009.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2010 of €2.855 billion, $750 million and CAD 215 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2008, 2009 and 2010 were $37.4 billion, $21.8 billion and $29.5 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the statement of operations for the years 2009 and 2010 were $102 and $110 million, respectively. As a result of the distribution of the stainless business, the euro portion of the program will be reduced by €250 million.

Earnings Distribution

Considering the worsening global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained for 2010. Quarterly dividend payments took place on March 15, 2010, June 14, 2010, September 13, 2010 and December 15, 2010.

The Board of Directors will submit to a shareholders vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $ 0.1875 per share. The dividend payments would occur on a quarterly basis for the full year 2011.

ArcelorMittal held 12.4 million shares in treasury as of December 31, 2010, as compared to 51.4 million shares as of December 31, 2009. As of December 31, 2010, the number of treasury shares was equivalent to approximately 0.79% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow
	Year ended December 31,
	2009	2010
	(in $ millions)
Net cash provided by operating activities	7,278	4,015
Net cash used in investing activities	(2,784)	(3,438)
Net cash used in financing activities	(6,347)	(7)

Net Cash Provided by Operating Activities

For the year ended December 31, 2010, cash flow from operations decreased to $4.0 billion, as compared with $7.3 billion for the year ended December 31, 2009, mainly because of operating working capital deployment. The net cash provided by operating activities was reduced by a $2.5 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $5.5 billion; accounts receivable increased by $0.4 billion and accounts payable increased by $3.4 billion. The increase in inventories was largely attributable to higher raw material prices and higher levels of steel production compared to a year earlier.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.4 billion as compared to $2.8 billion in 2009, primarily due to higher capital expenditures.

Capital expenditures totaled $3.3 billion for the year ended December 31, 2010 as compared with $2.7 billion for the year ended December 31, 2009. The Company currently expects that capital expenditures for the year ended 2011 will amount to approximately $5.0 billion, most of which relates to the maintenance and improvement of existing sites (including health and safety investments). Growth capital expenditure is expected to target mining projects (as the Company has announced its intention to increase its own iron ore production by 10% in 2011) as well as other investments mainly in emerging countries.

ArcelorMittal’s major capital expenditures in the year ended December 31, 2010 included the following major projects: Liberia greenfield mining project; a new hot dipped galvanizing line in Vega do Sul in Brazil; primary steel-making optimization to increase slab capacity and optimization of galvanizing and galvalume operations in Dofasco, Canada; replacement of spirals for enrichment in ArcelorMittal Mines Canada and a capacity expansion plan in Monlevade, Brazil. See “Item 4D—Property, Plan and Equipment—Capital Expenditure Projects” for a summary of these and other projects

Net Cash Used in Financing Activities

Net cash used in financing activities was $7 million for the year ended December 31, 2010, as compared to $6.3 billion in 2009. The decrease in cash used in financing activities was primarily due to a decrease in debt repayments, offset by proceeds of long-term debt, primarily due to bond issuances. Net cash used in financing activities also included outflows related to the purchase of call options on shares, offset by proceeds from the sale of treasury shares, both in connection with the Company’s December 2010 hedging transactions related to its convertible bonds, as well as purchases of non-controlling interests, including in ArcelorMittal Ostrava and ZKZ in Poland, during the year.

Dividends paid during the year ended December 31, 2010 were $1.3 billion, including $1.1 billion paid to ArcelorMittal shareholders and $125 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2009 were $1.3 billion.

Equity

Equity attributable to the equity holders of the parent increased to $62.4 billion at December 31, 2010, as compared to $61.1 billion at December 31, 2009, primarily due to the sale of treasury shares for $1.6 billion on December 14, 2010 and December 18, 2010 in connection with the convertible bond hedging transactions. See Note 17 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash flow
	Year ended December 31,
	2008	2009
	(in $ millions)
Net cash provided by operating activities	14,652	7,278
Net cash used in investing activities	(12,428)	(2,784)
Net cash used in financing activities	(2,132)	(6,347)

Net Cash Provided by Operating Activities

For the year ended December 31, 2009, cash flow from operations decreased by more than half to $7.3 billion, as compared with $14.7 billion for the year ended December 31, 2008. The decrease was due primarily to a $10.4 billion decrease in net income. Working capital (consisting of inventories plus accounts receivable less accounts payable) decreased by $6.5 billion due to reduced levels of activity and focus on cash management; inventories decreased by $5.2 billion, accounts receivable decreased by $1.4 billion and accounts payable decreased by $0.1 billion. ArcelorMittal also received significant cash inflows in 2009 from sales of accounts receivable under its TSR programs, and made various payments in 2009 including in respect of value-added tax, interest on debt and under the Company’s voluntary separation schemes. Cash flow from operations in 2008 had included $2.5 billion in proceeds from the winding-up of certain forward exchange and option contracts that had been used to hedge raw material purchases.

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.8 billion as compared to $12.4 billion in 2008, primarily due to substantial reductions in capital expenditure and acquisitions.

Capital expenditure was approximately $2.7 billion for the year ended December 31, 2009 as compared with $5.4 billion for the year ended December 31, 2008.

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

Equity

Equity attributable to the equity holders of the parent increased to $61.1 billion at December 31, 2009, as compared to $55.3 billion at December 31, 2008, primarily due to $3.8 billion from the issuance of common shares on May 6, 2009, and $3.1 billion resulting from foreign currency translation.

C. Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2009 and 2010 amounted to $253 million and $322 million, respectively.

D. Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment for the first quarter of 2011 is estimated to be in the range of $2.0 billion to $2.5 billion. Capacity utilization for the first quarter of 2011 is expected to rise to approximately 76%, compared to 69% in the fourth quarter of 2010, and working capital requirements and net debt are expected to increase accordingly (the latter sharply).

E. Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See Note 22 to ArcelorMittal’s consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2010, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2010, various long-term obligations that will become due in 2011 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2010, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 15 to ArcelorMittal’s consolidated financial statements	23,100	3,808	5,276	5,514	8,502
Operating Lease Obligations—Note 22 to ArcelorMittal’s consolidated financial statements	2,944	465	819	579	1,081
Environment (1) and asset retirement obligations—Note 20 and Note 24 to ArcelorMittal’s consolidated financial statements	1,072	129	217	123	603
Purchase Obligations—Note 22 to ArcelorMittal’s consolidated financial statements	21,937	7,722	6,919	2,978	4,318
Funding Contribution to the pension and post-employment plans (2)	1,100	1,100	—	—	—
Scheduled interest payments (3)	9,518	1,352	3,368	812	3,986
Other Long-Term Liabilities	653	—	183	383	87
Acquisition/Investment Commitments—Note 22 to ArcelorMittal’s consolidated financial statements	1,660	718	580	167	195
Total	61,984	15,294	17,362	10,556	18,772

(1)	ArcelorMittal may be subject to additional environmental liabilities not included in the table above.
(2)	The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.
(3)	In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2010.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2010. Also included are liabilities related to environmental matters, which are further discussed in Note 24 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 22 to ArcelorMittal’s consolidated financial statements.

G. Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

ArcelorMittal places a strong emphasis on corporate governance. As of the date hereof, ArcelorMittal had six independent directors on its nine member Board of Directors. See “Item 6C—Board Practices/Corporate Governance”. ArcelorMittal’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of three independent directors and half of the members of ArcelorMittal’s Risk Management Committee is required to be independent.

Board of Directors

ArcelorMittal’s Annual General Meeting of shareholders on May 11, 2010 acknowledged the expiration of the mandates of the following directors: Mr. John O. Castegnaro, Ms. Vanisha Mittal Bhatia and Mr. José Ramón Álvarez Rendueles Medina. At the same meeting, the shareholders re-elected Ms. Vanisha Mittal Bhatia for a new term of three years and accepted the resignation of Mr. Georges Schmit effective December 31, 2009 due to other commitments. The Board of Directors co-opted Mr. Jeannot Krecké, who is the Minister of the Economy and Foreign Trade of the Grand Duchy of Luxembourg, to replace Mr. Schmit on the Board of Directors effective January 1, 2010, and the shareholders’ meeting elected Mr. Krecké for a three-year term on May 11, 2010. Mr. Jeannot Krecké is considered a non-independent director.

At an extraordinary general meeting of shareholders held on January 25, 2011, the resignation of Mr. François Pinault was accepted effective January 26, 2011 and Ms. Suzanne P. Nimocks was elected as a member of the Board of Directors of the Company. Ms. Nimocks is considered an independent director.

As a result of these changes, the Board of Directors is composed of nine directors, of whom eight are non-executive directors and six are independent directors. The directors are: Mr. Lakshmi N. Mittal, Ms. Vanisha Mittal Bhatia, Mr. Antoine Spillmann, Mr. Wilbur L. Ross, Mr. Lewis B. Kaden, Mr. Narayanan Vaghul, Mr. Jeannot Krecké, H.R.H. Prince Guillaume de Luxembourg and Ms. Suzanne P. Nimocks. The Board of Directors comprises one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Lewis B. Kaden is the Lead Independent Director.

None of the new members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries providing for benefits upon the termination of their mandate.

The members of the ArcelorMittal Board of Directors as of the date hereof are as set forth below:

Name	Age(5)	Date Joined Board(6)	End of Term at here to be held in	Position within ArcelorMittal
Lakshmi N. Mittal	60	May 1997	2011	Chairman of ArcelorMittal’s Board of Directors and Chief Executive Officer
Lewis B. Kaden (2)(4)	68	April 2005	2011	Member of ArcelorMittal’s Board of Directors
Vanisha Mittal Bhatia	30	December 2004	2013	Member of ArcelorMittal’s Board of Directors
Narayanan Vaghul(1)(2)(4)	74	July 1997	2012	Member of ArcelorMittal’s Board of Directors
Wilbur L. Ross(1)(4)	73	April 2005	2012	Member of ArcelorMittal’s Board of Directors
Jeannot Krecké(3)	60	January 2010	2013	Member of ArcelorMittal’s Board of Directors
Antoine Spillmann(1)(3)(4)	47	October 2006	2011	Member of ArcelorMittal’s Board of Directors
HRH Prince Guillaume de Luxembourg(2)(4)	47	October 2006	2011	Member of ArcelorMittal’s Board of Directors
Suzanne P. Nimocks(4)	51	January 2011	2013	Member of ArcelorMittal’s Board of Directors

(1)	Audit Committee
(2)	Appointments, Remuneration and Corporate Governance Committee
(3)	Risk Management Committee
(4)	“Non-executive” and independent director
(5)	Age as of December 31, 2010
(6)	Of ArcelorMittal or its predecessor Mittal Steel

The business address of each of the members of ArcelorMittal’s Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N. Mittal, 60, is the Chairman and CEO of ArcelorMittal. Mr. Mittal founded Mittal Steel Company (formerly the LNM Group) in 1976 and guided its strategic development, culminating in the merger with Arcelor, agreed in 2006, to found the world’s largest steelmaker. Since the merger, Mr. Mittal has led a successful integration, establishing ArcelorMittal as one of the world’s foremost industrial companies. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including the boards of Goldman Sachs and European Aeronautic Defence & Space Company (EADS) N.V. He is also a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management in the United States and is a member of the Board of Trustees of Cleveland Clinic. Mr. Mittal began his career working in the family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to forcing the pace of industry consolidation, he has also championed the development of integrated mini-mills and the use of DRI as a scrap substitute for steelmaking. Following the transaction combining Ispat International and LNM Holdings to form Mittal Steel in December 2004, together with the simultaneous announcement of the acquisition of International Steel Group in the United States, he led the formation of the world’s then-leading steel producer. Subsequently, in 2006, under his leadership Mittal Steel merged with Arcelor to form ArcelorMittal. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics in 1998 for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received the 2007 Dwight D Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the Year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded the World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St Xavier’s College in Kolkata where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal, and has a son, Aditya Mittal and a daughter, Vanisha Mittal Bhatia.

Lewis B. Kaden, 68, is the Lead Independent Director of ArcelorMittal. He has approximately 38 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Vice Chairman of Citigroup. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Directors of the Markle Foundation. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows:

•	Coordination of activities of the other Independent Directors;

•	Liaison between the Chairman and the other Independent Directors;

•	Calling meetings of the Independent Directors when necessary and appropriate; and

•	Such other duties as are assigned from time to time by the Board of Directors.

Vanisha Mittal Bhatia, 30, was appointed as a member of the LNM Holdings Board of Directors in June 2004. Mrs. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004. She has a Bachelor of Arts degree in Business Administration from the European Business School and has completed corporate internships at Mittal Shipping Ltd., Mittal Steel Hamburg GmbH and an Internet-based venture capital fund. She is the daughter of Mr. Lakshmi N. Mittal.

Narayanan Vaghul, 74, has over 50 years of experience in the financial sector and was the Chairman of ICICI Group, a leading financial services group in India for 24 years from 1984 to 2008. Previously, he served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. He has been given the Lifetime Achievement Award by a leading business newspaper, The Economic Times, as well as by Ernst & Young. He was conferred the third highest civilian honor, the Padma Bhushan, by the Government of India for his services to the banking industry and to society. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro Limited, Mahindra & Mahindra, Piramal Healthcare and Apollo Hospitals, the leading listed companies in India.

Wilbur L. Ross, Jr., 73, has served as the Chairman of the ISG Board of Directors since ISG’s inception. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of Invesco Private Capital, Ohizumi Manufacturing Company in Japan, International Textile Group, International Coal Group and of American Home Mortgage Servicing Inc. Mr. Ross is a Board member of the Turnaround Management Association, Nikko Electric in Japan, Clarent Hospital Corp. and International Automotive Components. He also serves as a Director to Compagnie Européenne de Wagons SARL (Luxembourg), Wagon PLC (UK), the Japan Society, the Whitney Museum of American Art and the Yale School of Management. Previously, Mr. Ross served as the Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000 and as Chairman of the Smithsonian Institution National Board.

Jeannot Krecké, 60, started his university studies at the Université Libre de Bruxelles (ULB) in 1969, from which he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. Following the Luxembourg legislative elections of June 13, 2004, Jeannot Krecké was appointed Minister of the Economy and Foreign Trade as well as Minister of Sport on July 31, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Jeannot Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. From July 2004, Jeannot Krecké represents the Luxembourg government on the Council of Ministers of the European Union in the Internal Market and Industry sections of its Competitiveness configuration as well as on the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009.

Antoine Spillmann, 47, worked for leading investment banks in London from 1986 to 2000. He is now an asset manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann has also completed the “Corporate Governance: Fresh Insights and Best Practices for Directors Program” at The Wharton School of the University of Pennsylvania.

H.R.H. Prince Guillaume de Luxembourg, 47, worked for six months at the International Monetary Fund in Washington, DC, and spent two years working for the Commission of European Communities in Brussels. Prince Guillaume headed a governmental development agency, Lux-Development, for 12 years. He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, DC, from which he graduated in 1987.

Suzanne P. Nimocks, 51, was a director (senior partner) with McKinsey & Company (global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years. She chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation and Rowan Companies Inc, both listed companies, and Valerus, a private company. In the non-profit sector, she serves on the Board of the St. John’s School in Houston.

Senior Management

The members of ArcelorMittal’s senior management as of the date hereof are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	58	Executive Vice President, Head of Finance
Vijay Bhatnagar	63	Executive Vice President, CEO India
Davinder Chugh	54	Member of the Group Management Board Responsible for Shared Services
Christophe Cornier	58	Member of the Group Management Board Responsible for Africa, Asia, Technology and Projects
Philippe Darmayan	58	Executive Vice President, CEO Distribution Solutions
Phil du Toit	58	Executive Vice President, Head of Mining Projects and Exploration
Robrecht Himpe	52	Executive Vice President, CEO Flat Europe
Peter Kukielski	54	Senior Executive Vice President, Head of Mining
Sudhir Maheshwari	47	Member of the Group Management Board Responsible for M&A and Business Development, China
Gerson Alves Menezes	61	Executive Vice President, CEO Long Central and South America (LCSA)
Aditya Mittal	34	CFO, Member of the Group Management Board Responsible for Mergers and Acquisitions (M&A), Strategy and Flat Americas
Lakshmi N. Mittal	60	Chairman and Chief Executive Officer
Michael Pfitzner	61	Executive Vice President, Head of Marketing and Commercial Coordination
Arnaud Poupart-Lafarge	45	Executive Vice President, CEO Long Carbon Europe (including Annaba, Bosnia, Ostrava and Sonasid)
Michael Rippey	53	Executive Vice President, CEO USA
Lou Schorsch	61	Executive Vice President, CEO Flat Americas
Bill Scotting	52	Executive Vice President, Head of Strategy
Willie Smit	53	Executive Vice President, Head of Human Resources
Gonzalo Urquijo	49	Member of the Group Management Board Responsible for Long Products, Stainless, Tubular Products, Corporate Responsibility
Michel Wurth	56	Member of the Group Management Board Responsible for Flat Europe, Distribution Solutions, Products Development and R&D, Global Customers

(1)	Age on December 31, 2010

Bhikam Agarwal, Executive Vice President, Head of Finance: Bhikam Agarwal is an Executive Vice President and Head of Finance of ArcelorMittal. He has over 30 years of experience in steel and related industries. He has held various senior executive positions. Mr. Agarwal was Chief Financial Officer of Mittal Steel from 1995 to 2004. He has been responsible for the financial strategy of the company and has been a coordinator of its activities in the capital markets. He has also been Chief Financial Officer of Ispat Indo from 1976 to 1995.

Vijay Bhatnagar, Executive Vice President, CEO India: Prior to his current assignment, Mr. Bhatnagar was Chief Executive Officer of Mittal Steel Poland from June 2005. Previous to that he was Chief Operating Officer of Mittal Steel Temirtau and earlier, Managing Director of Mittal Steel Lázaro Cárdenas from October 2002. Mr. Bhatnagar has over 35 years of experience in line and staff functions in the aluminum and electronics industries in India, working for Indal (subsidiary of Alcan) as Vice President, Human Resources, Environment and Community Development and AT&S India (a subsidiary of AT&S Austria) as Managing Director and Chief Spokesperson. Mr. Bhatnagar holds a bachelor’s degree in Metallurgical Engineering and is an alumnus of the Advanced Management Program of Harvard Business School.

Davinder Chugh, Member of the Group Management Board, Responsible for Shared Services (reporting to CEO), Member of the Investment Allocation Committee. Davinder Chugh has over 30 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Davinder Chugh is a Senior Executive Vice President of ArcelorMittal and member of the ArcelorMittal Group Management Board responsible for Shared Services. He is also a member of the Investment Allocation Committee. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds degrees in science and law and has a Master of Business Administration.

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

Philippe Darmayan, Executive Vice President, CEO Distribution Solutions: Philippe Darmayan has been Executive Vice President in charge of ArcelorMittal Distribution Solutions since January 2005. Before that, he was CEO of Ugine & ALZ, the European flat stainless businesses. A graduate of the French business school HEC, Philippe Darmayan joined Arcelor to lead the transformation of Ugine & ALZ in 2002. Prior to that, he held various managing positions in the aluminium businesses of Pechiney, which he joined in 1996, and, previously, was plant director and managing director of Franco-Belge de Fabrication de Combustibles, a subsidiary of Framatome. He has also been the President of the French Federation for Steel Industry since 2007 and has been recently nominated the President of the Environmental Committee of MEDEF (French Business Confederation).

Phil du Toit, Executive Vice President, Head of Mining Projects and Exploration: Phil du Toit joined the Group as Executive Vice President (EVP) of ArcelorMittal and Head of Mining Projects and Exploration in 2009. Phil du Toit reports to Peter Kukielski, SEVP of ArcelorMittal. Prior to joining ArcelorMittal, Philippus (“Phil”) du Toit was Chief Executive Officer of Goro Nickel and Project Director at Vale Inco Ltd, a subsidiary of leading mining company Vale. Phil du Toit started his career in 1976 as an Assistant Engineer for the Department of Water Affairs and Forestry in South Africa. From 1980 to 1983, he was a Resident Engineer, Coal Handling & Processing Facilities, Gencor at Van Eck & Lurie, a South African minerals processing company. Between 1983 and 1997, Phil du Toit pursued his career at former Gencor Ltd., South Africa, where he held the position of Project Engineer and then Project Manager before being promoted to Project Director. He was appointed Operations Director at Voest Alpine in 1997 before joining the Diavik Diamond Mines division of Rio Tinto Ltd. in 2000 as Vice President Project and Operations and later President and Chief Operating Officer. In 2003, he joined Inco Ltd where he was the Managing Director of Voisey’s Bay Nickel Company before being named Executive Vice President Projects. From 2007 until joining ArcelorMittal, he was Chief Executive Officer Goro Nickel and Project Director at Vale Inco Ltd. Phil du Toit holds a Bachelor of Science degree in civil engineering from the University of Pretoria, South Africa. Effective as of January 1, 2010, Phil du Toit was appointed to the Management Committee.

Robrecht Himpe, Executive Vice President, CEO Flat Europe: Prior to becoming a Member of the Management Committee, Robrecht Himpe held the position of Chief Operating Officer of Flat Carbon Western Europe (FCWE) as from 2007. In 2006, he was responsible for FCWE Upstream Competence Domain. In 2003, he took over the function of Operational Director in Arcelor Asturias and in 2001 he was appointed Operational Director of Arcelor Bremen. In 1995, he became responsible for the Sidmar Gent Cold Rolling department. He started his career in 1981 in the Sidmar Gent Hot Strip Mill. Mr. Himpe is an Electrotechnical Engineer and a graduate from the University of Gent.

Peter Kukielski, Senior Executive Vice President, Head of Mining: On December 15, 2008, Peter Kukielski was appointed Senior Executive Vice President and Head of Mining of ArcelorMittal. Mr. Kukielski is responsible for the Company’s mining business and for driving its development. On January 1, 2010 Mr. Kukielski was appointed to the Company’s Group Management Board. Mr. Kukielski was most recently Executive Vice President and Chief Operating Officer at Teck Cominco Limited. Prior to joining Teck Cominco, he was Chief Operating Officer of Falconbridge Limited before which he held senior engineering and project management positions with BHP Billiton and Fluor Corporation. Mr. Kukielski holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University.

Sudhir Maheshwari, Member of the Group Management Board, Responsible for Corporate Finance, M&A and Business Development including India and China, and Risk Management. He is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Sudhir Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 24 years’ experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger, and turnaround and integration activities thereof. He also plays a key leading role in various corporate finance, funding and capital market projects, including the initial public offering in 1997 and the various banking and public market financing and refinancing transactions since then. Over a 22-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India.

Gerson Alves Menezes, Executive Vice President, CEO Long Carbon Americas (LCA). On October 1, 2009, Gerson Alves Menezes, was appointed Executive Vice President of ArcelorMittal, member of the Management Committee and CEO Long Carbon Americas (LCA). Mr. Alves Menezes joined the Group in 1989 as Head of Steelmaking at Companhia Siderurgica Belgo-Mineira (Belgo Siderurgia) in Brazil until he assumed the role of Wire Rod Production Manager in 1996. Two years later, Mr. Alves Menezes was named General Manager of the Monlevade Steel Plant in 1998, a role he held until his nomination as Vice President of ArcelorMittal and Chief Operating Officer (COO), Long Carbon Brazil in 2006. In April 2009, Mr. Alves Menezes had been promoted to the position of CEO Long Central and South America. Mr. Menezes has a Metallurgical Engineering diploma from the School of Mining at the Federal University of Ouro Preto in Brazil. He has completed several senior management courses, including programs delivered by the Dom Cabral Foundation and the Hay Group in Brazil and Kellogg School of Management in the United States.

Aditya Mittal CFO, Member of the Group Management Board: Responsible for Flat Americas, M&A, Investor Relations, Strategy and Communications. Aditya Mittal is Chief Financial Officer of ArcelorMittal with additional responsibility for M&A Business and Project Development, Flat Americas, Strategy, Investors Relations and Communications. Prior to the merger to create ArcelorMittal, Aditya Mittal held the position of President and CFO of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides the M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As CFO of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2010, he was also ranked 6th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization, a Board Member at the Wharton School, a Board Member at Bennett, Coleman & Co., a Board Member at PPR and a member of Citigroup’s International Advisory Board. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania. Aditya Mittal is the son of Mr. Lakshmi N. Mittal.

Michael Pfitzner, Executive Vice President, Head of Marketing and Commercial Coordination: Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies namely Mannesmann, Saarstahl, ThyssenKrupp Stainless and Salzgitter. In his last assignment at Salzgitter, where he worked for nearly five years, Mr. Pfitzner was a Member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in Economics from the University of Bonn, Germany.

Arnaud Poupart-Lafarge, Executive Vice President, CEO Long Carbon Europe (including Annaba, Bosnia, Ostrava and Sonasid): Arnaud Poupart-Lafarge has over 20 years of experience in the steel industry. In December 2010, he was appointed CEO of Long Carbon Europe. Prior to this, he was appointed as a Member of the Management Committee in June 2008, and Executive Vice President and CEO of Africa and CIS. Since entering the group in 1990, Mr. Poupart-Lafarge has held various positions in Usinor, then Arcelor, then ArcelorMittal, in production, commercial and business development activities, in France, Spain and Luxembourg. He is a graduate engineer from École Polytechnique in France and holds a Master of Science in Economics from the Stanford University in the United States.

Michael G. Rippey, Executive Vice President, CEO USA: Michael Rippey was elected as President and Chief Executive Officer of Mittal Steel USA in August 2006. Previously, he had been the company’s Executive Vice President, Sales & Marketing, since April 2005, with direct responsibility for all sales and marketing of light flat-rolled and plate products. From January 2004, Mr. Rippey, was Executive Vice President, Commercial, and Chief Financial Officer, at Ispat Inland Inc., a predecessor company. He joined the company in June 1998. He has a bachelor’s degree in marketing from Indiana University, Bloomington, a master’s degree in banking and finance from Loyola University, Chicago, and a master of business administration degree from the University of Chicago.

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

Bill Scotting, Executive Vice President, Head of Strategy: Bill Scotting joined Mittal Steel in 2002 to lead its Performance Enhancement activities, becoming responsible for Strategy in July 2007. He has over 25 years experience in the metals and mining sector in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete UK, the Mascott Partnership, CRU International and McKinsey & Company. Mr. Scotting holds a Bachelor of Science degree in Metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metals Prize for Metallurgy, and a Masters of Business Administration (with distinction) from Warwick Business School in the United Kingdom.

Willie Smit, Executive Vice President of ArcelorMittal, Head of Human Resources: Willie Smit was appointed Executive Vice President of ArcelorMittal and Head of Human Resources with effect from October 1, 2010. He reports to the CEO of ArcelorMittal. Since joining the Group in May 2005 he was General Manager HR Europe, Vice President, Human Resources, Asia, Africa, Mining and Stainless Steel (AAMS) and Vice President Employee Relations. Before joining ArcelorMittal he held various Senior Human Resource positions in Mining, Manufacturing and Construction in South Africa before moving into the position of Vice President Human Resources of Siberian Ural Aluminium (SUAL) Russia. Willie Smit holds a B Clinical Psychology degree from the University of Johannesburg, South Africa.

Gonzalo Urquijo, Member of the Group Management Board: Responsible for Long Products, Stainless, Tubular Products, Corporate Responsibility, ArcelorMittal Foundation, Investment Allocation Committee (IAC) Chairman. Gonzalo Urquijo, previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Distribution Solutions, and other activities. Gonzalo Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later Co-CEO. Gonzalo Urquijo is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid.

Michel Wurth, Member of the Group Management Board: Responsible for Flat Europe, Distribution Solutions, Products Development and R&D, Global Customers: Michel Wurth was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel Europe and Auto, Flat Carbon Steel Brazil, Coordination Brazil, Coordination Heavy Plate, R&D, NSC Alliance. The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Michel Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives. Michel Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, head of the Arbed subsidiary Novar and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998. Michel Wurth holds a law degree from the University of Grenoble, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics.

B. Compensation

Board of Directors

The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2009 and 2010 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2009	2010
Base salary and/or directors fees	$4,041	3,366
Short-term performance-related bonus	2,115	692
Long-term incentives (number of options)	60,000	56,500

The annual compensation paid in 2009 and 2010 to the current and former members of ArcelorMittal’s Board of Directors for services in all capacities was as follows:

(Amounts in $ thousands except option information)	2009(1)	2010(1)	2009 Short-term Performance Related	2010 Short-term Performance Related	2009 Long-term Number of Options	2010 Long-term Number of Options
Lakshmi N. Mittal	$1,492	$1,651	$2,115	$692	60,000	56,500
Vanisha Mittal Bhatia	164	172	—	—	—	—
Narayanan Vaghul	200	219	—	—	—	—
Malay Mukherjee(2)	154	—	—	—	—	—
Wilbur L. Ross, Jr.	177	191	—	—	—	—
Lewis B. Kaden	246	264	—	—	—	—
François Pinault	144	159	—	—	—	—
José Ramón Álvarez-Rendueles Medina(3)	184	71	—	—	—	—
Sergio Silva de Freitas(4)	168	—	—	—	—	—
Georges Schmit(5)	164	—	—	—	—	—
Michel Angel Marti(6)	164	—	—	—	—	—
Jean-Pierre Hansen(7)	151	—	—	—	—	—
John Castegnaro(8)	164	63	—	—	—	—
Antoine Spillmann(9)	164	212	—	—	—	—
HRH Prince Guillaume de Luxembourg	161	180	—	—	—	—
Ignacio Fernández Toxo(10)	144	—	—	—	—	—
Jeannot Krecké(11)	—	184

Total	4,041	3,366	2,115	692	60,000	56,500

(1)	Compensation with respect to 2009 (paid after shareholder approval at the annual general meeting held on May 11, 2010) and attendance fees for 2009 amounting to approximately $0.3 million (paid in February 2010) are included in the 2010 column. Compensation and attendance fees with respect to 2010 will be paid in 2011 and are not included in the 2010 column.
(2)	Mr. Mukherjee resigned effective as of September 1, 2009.
(3)	The mandate of Mr. Alvarez Rendueles Medina ended on May 11, 2010.
(4)	The mandate of Mr. Silva de Freitas ended on May 12, 2009.
(5)	Mr. Schmit resigned effective as of December 31, 2009.
(6)	The mandate of Mr. Marti ended on May 12, 2009.
(7)	The mandate of Mr. Hansen ended on May 12, 2009.
(8)	The mandate of Mr. Castegnaro ended on May 11, 2010.
(9)	Mr. Spillmann was elected to ArcelorMittal’s Board of Directors on May 13, 2008, replacing Corporacíon JMAC. Mr. Spillmann had been the representative of Corporacíon JMAC on the Board before May 13, 2008. Compensation received in both capacities is included in this table.
(10)	Mr. Fernández Toxo was elected to ArcelorMittal’s Board of Directors on May 13, 2008. Mr. Fernández Toxo resigned effective as of May 12, 2009.
(11)	Mr. Krecké was elected to ArcelorMittal’s Board of Directors effective January 1, 2010, replacing Mr. Georges Schmit, who resigned.

On February 10, 2009 the Board of Directors decided that it would propose to the next annual general meeting of shareholders to reduce the annual compensation of board members (including that of the Chairman and Chief Executive Officer) by 15% as compared to the previous year as an additional measure in light of prevailing difficult conditions in the steel industry and to show leadership and solidarity with the Company’s employees affected by redundancies and temporary lay-offs. The proposal was approved by the annual general meeting held on May 12, 2009. This measure was related to 2009 compensation only.

As of December 31, 2009 and 2010, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors and, as of December 31, 2010, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors.

The following table provides a summary of the options outstanding and the exercise price of the options granted to ArcelorMittal’s Board of Directors as of December 31, 2010 (in 2001, 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors):

	Granted in 2002	Granted in 2005	Granted in 2006	Granted in 2007	Granted in 2008	Granted in 2009	Granted in 2010	Total	Weighted Average Exercise Price
Lakshmi N. Mittal	80,000	100,000	100,000	60,000	60,000	60,000	56,500	516,500	$37.49
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—	—
Narayanan Vaghul	—	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—	—
François Pinault(1)	—	—	—	—	—	—	—	—	—
José Ramón Álvarez-Rendueles Medina(2)	—	—	—	—	—	—	—	—	—
John Castegnaro(3)	—	—	—	—	—	—	—	—	—
Antoine Spillmann	—	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg	—	—	—	—	—	—	—	—	—
Jeannot Krecké(4)	—	—	—	—	—	—	—	—	—
Total	80,000	100,000	100,000	60,000	60,000	60,000	56,500	516,500	—
Exercise price	$2.26	$28.75	$33.76	$64.30	$82.57	$38.30	$32.27	—	$37.49
Term (in years)	10	10	10	10	10	10	10	—	—
Expiration date	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

(1)	Mr. Pinault resigned as of January 26, 2011.
(2)	The mandate of Mr. Alvarez Rendueles Medina ended on May 11, 2010.
(3)	The mandate of Mr. Castegnaro ended on May 11, 2010.
(4)	Mr. Krecké was elected to ArcelorMittal’s Board of Directors effective January 1, 2010, replacing Mr. Georges Schmit, who resigned.

Senior Management

The total compensation paid in 2010 to members of ArcelorMittal’s senior management listed in Item 6A (including Lakshmi N. Mittal in his capacity as CEO) was $17.8 million in base salary (including certain allowances paid in cash, such as allowances relating to car, petrol, lunch, financial services and balance settlements) and $7.2 million in short-term performance related variable pay consisting of a bonus linked to 2009 results that was paid partly with cash and partly with share-based compensation. See “—Short-Term Incentives: Performance-Related Bonus”. As of December 31, 2010, approximately $1.8 million was accrued by ArcelorMittal to provide pension benefits to its senior management.

In connection with the Board of Directors’ decision in February 2009 to reduce its compensation in light of the deteriorating conditions in the steel market, Group Management Board members voluntarily decided to reduce their salary by 12%, and the members of the Management Committee voluntarily decided to reduce their salary by 10%, as compared to the previous year. This measure ceased on January 1, 2010.

No loans or advances to ArcelorMittal’s senior management were made during 2010 and no such loans or advances were outstanding as of December 31, 2010.

Board of Directors and Senior Management Compensation Policy

Philosophy

The ArcelorMittal Compensation Policy for executives is based on the following principles:

•	Provide a total compensation competitive with executive compensation levels of a selection of “peer companies”, i.e., industrial companies of a similar size and scope;

•	Promote internal equity and market median base pay levels for the executives combined with “pay for performance”;

•	Motivate managers towards the achievement of group-wide and personal goals, including efficiency and growth; and

•	Retain individuals who consistently perform at expected levels and contribute to the success of the organization.

Governance Principles

The Appointments, Remuneration and Corporate Governance Committee of ArcelorMittal draws up proposals annually for the Board of Directors on ArcelorMittal’s executive compensation. The Committee also prepares proposals on the fees to be paid annually to the members of the Board of Directors. Such proposals relating to executive compensation comprise the following elements:

•	Fixed annual salary,

•	Short-term incentives, e.g., performance-related bonus, and

•	Long-term incentives, e.g., stock options.

and apply to the following group of senior executives:

•	the Chief Executive Officer,

•	the members of the Group Management Board, and

•	the members of the Management Committee.

Decisions on short- and long-term incentive plans may apply to a larger group of employees. The Appointments, Remuneration and Corporate Governance Committee receives updates about the application of these plans on a regular basis.

Fixed Annual Salary

Base salary levels are reviewed annually to ensure that ArcelorMittal remains competitive compared to peer companies. The group’s overall policy is to measure its total compensation package at the third quartile and compare it to its peer group of companies.

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

The following three levels of achievement apply:

•	80% achievement: the threshold or minimum level of achievement. The performance bonus is not paid out if the level of achievement of the business plan target is below this threshold;

•	100% achievement: the business plan target has been fully reached;

•	120% achievement: the maximum or ceiling for over-achievement of the business plan.

The bonus is calculated as a percentage of the individual employee’s base salary, as indicated in the table below. Different percentage ranges are used depending on the position of the individual employee.

	Business Plan Achievement Threshold @ 80%	Business Plan Achievement Target @ 100%	Business Plan Achievement Ceiling @ 120%
CEO	50%	100%	150%
Group Management Board members	40%	80%	120%
Management Committee members	30%	60%	90%

Long-Term Incentives: Stock Options

The Chief Executive Officer, the Group Management Board members and the Management Committee members benefit from the Global Stock Option Plan. This plan also applies to a larger group of employees which comprises all employees bearing the titles of Vice President or General Manager. The overall cap on stock options available for grant during a given one-year period is approved by the shareholders at the annual general meeting. See “—Stock Option Plan”.

Other Benefits

In addition to the compensation elements described above, other benefits may be provided to members of the Group Management Board, the Management Committee and in certain cases other employees. These other benefits can include insurance, housing (in cases of international moves), car allowances, and tax assistance for employees on international assignments.

Stock Option Plan

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The options expire on August 4, 2019.

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27 per share. The options expire on August 3, 2020.

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

	2009	2010
Exercise Price	$38.30	$32.27
Dividend yield	1.96%	2.32%
Expected annualized volatility	62%	52%
Discount rate—bond equivalent yield	3.69%	2.92%
Weighted average share price	$38.30	$32.27
Expected life in years	6	6
Fair value per option	$19.64	$13.56

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as historical patterns of volatility.

The compensation expense recognized for stock option plans was $176 million and $133 million for each of the years ended December 31, 2009, and 2010, respectively. Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009 - 2018 is summarized below as of and for each of the years ended December 31, 2009, and 2010:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2008	19,558,466	$2.26–82.57	$60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26–33.76	24.56
Cancelled	(539,023)	33.76–82.57	70.02
Expired	(644,712)	2.26–82.57	52.20

Outstanding, December 31, 2009	24,047,380	2.26–82.57	55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26–33.76	21.27
Cancelled	(223,075)	28.75–82.57	53.42
Expired	(644,431)	2.26–82.57	49.55

Outstanding, December 31, 2010	28,672,974	2.26–82.57	50.95

Exercisable, December 31, 2010	16,943,555	2.26–82.57	56.59
Exercisable, December 31, 2009	11,777,703	2.26–82.57	52.46
Exercisable, December 31, 2008	6,011,214	2.26–82.57	39.75

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2010:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
82.57	6,645,814	7.60	4,648,764	August 5, 2018
74.54	13,000	6.95	13,000	December 11, 2017
64.30	5,066,070	6.59	5,066,070	August 2, 2017
40.25	1,297,181	2.50	1,297,181	June 30, 2013
38.30	5,978,100	8.60	2,090,394	August 4, 2019
33.76	2,232,037	5.67	2,232,037	September 1, 2016
32.27	5,826,800	9.60	5,000	August 3, 2020
28.75	1,359,834	4.65	1,359,834	August 23, 2015
23.75	32,000	7.96	16,000	December 15, 2018
22.25	20,585	7.87	13,722	November 10, 2018
15.33	17,625	0.50	17,625	June 30, 2011
2.26	183,928	1.26	183,928	April 5, 2012

$2.26 – 82.57	28,672,974	7.47	16,943,555

C. Board Practices/Corporate Governance

This section provides a summary of the corporate governance practices of ArcelorMittal, including the practices of its Board of Directors.

Board of Directors, Group Management Board and Management Committee

ArcelorMittal is governed by a Board of Directors and a Group Management Board. The Group Management Board is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel’s acquisition of Arcelor), amended in April 2008, and which partly expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10—Additional Information—Material Contracts”.

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

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer.

The Board of Directors is comprised of nine members, of which eight are non-executive directors and one is an executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director.

Six of the nine members of the Board of Directors are independent. A director is considered “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, as amended from time to time, or any successor manual or provisions, subject to the exemptions available for foreign private issuers (the “NYSE standards”), (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and (c) the Board of Directors makes an affirmative determination to this effect. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. The Articles of Association do not require directors to be shareholders of the Company.

The Articles of Association provide that directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Other than as expressly set out in the Company’s Articles of Association, no shareholder has any specific right to nominate, elect or remove directors. Directors are elected by the general meeting of shareholders for three-year terms. In the event that a vacancy arises on the Board of Directors for any reason, the remaining members of the Board of Directors may, by a simple majority elect a new director to temporarily fulfill the duties attaching to the vacant post until the next general meeting of the shareholders.

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

The Board of Directors held five meetings in 2010. The average attendance rate of the directors at the Board of Directors’ meetings held in 2010 was 87.8%.

In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented, including at least a majority of the independent directors. In the absence of the Chairman, the Board of Directors will appoint by majority vote a chairman “pro tempore” for the meeting in question. The Chairman may decide not to participate in a Board of Directors meeting, provided he has given a proxy to one of the directors who will be present at the meeting. For any meeting of the Board of Directors, a director may designate another director to represent him or her and vote in his or her name, provided that the director so designated may not represent more than one of his or her colleagues at any time.

Votes

Each director has one vote and none of the directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constituted meeting.

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

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal’s first Lead Independent Director in April 2008.

The agenda of the meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.

Board of Directors Self-Evaluation and Continuing Education Program

The Board of Directors decided in 2008 to conduct an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation process was carried out in early 2009. The self-evaluation process was implemented through a questionnaire addressed to each director and a different questionnaire addressed to each member of the Board’s Committees. The process is coordinated by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. Its findings are examined by the Appointments, Remuneration and Corporate Governance Committee and presented with recommendations to the Board of Directors for implementation. The second self-evaluation began in December 2009 and was completed in February 2010. The Board of Directors’ self-evaluation of its performance in 2010, which includes the self-assessment of each of its three committees, was conducted by the Board of Directors in January 2011 and the findings will be discussed by the Board of Directors at the next opportunity. Suggestions for improvement based on the prior year’s performance and functioning of the Board of Directors are considered and suggested improvements are implemented during the following year.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience, as well a greater degree of diversity, necessary to enable them to effectively govern the business. To further bolster their skills, the Board of Directors launched in 2009 a continuous education program for its members. The topics to be addressed through the program include areas of importance for the future growth and development of the Company (e.g., strategy, marketing, human resources, industrial development, corporate governance, legal and regulatory). Additional topics may be added at the request of the members of the Board of Directors. The education program usually consists of an introduction by recognized experts in the relevant fields, who may be practitioners or academics, followed by a facilitated discussion between the presenter and the Board of Directors. The members of the Board of Directors also have the opportunity to participate in specific programs designed for directors of publicly listed companies at reputable academic institutions and business schools. The Board of Directors has a yearly budget dedicated to the continuing education program.

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Four meetings of the independent directors outside the presence of management and non-independent directors were held in 2010.

Board of Directors Committees

The Board of Directors has three committees:

•	the Audit Committee,

•	the Appointments, Remuneration and Corporate Governance Committee, and

•	the Risk Management Committee.

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

The three members of the Audit Committee are Messrs. Narayanan Vaghul (Chairman), Wilbur L. Ross and Antoine Spillmann, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit Committee is Mr. Vaghul, who has significant experience and financial expertise. Mr. Vaghul was until April 2009 the non-executive chairman of ICICI Bank Ltd., a major Indian commercial bank also listed on the NYSE. He is also a former chairman of the Mumbai (Bombay) Stock Exchange. Mr. Ross was the Chairman of International Steel Group (ISG) from its creation until its acquisition by ArcelorMittal in 2005. He is the Chairman of a number of international companies including the International Auto Components Group and is the Chairman and Chief Executive Officer of private equity firm WL Ross & Co. LLC. As such, he has acquired significant experience in the steel industry and in the management of international companies in various economic sectors. Mr. Spillmann also has significant financial expertise, having worked for several major banks, mainly in the United Kingdom, and is currently an executive partner at Bruellan, an asset management firm in Geneva, Switzerland. The Committee may also seek the advice of outside experts.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2010, the Audit Committee met six times. The average attendance rate of the directors at the Audit Committee meetings held in 2010 was 90.5%.

The Audit Committee performs an annual self-evaluation, which was completed in January 2011 with respect to performance in 2010.

Appointments, Remuneration and Corporate Governance Committee

The Appointments, Remuneration and Corporate Governance Committee (the “ARCG Committee”) is comprised of three directors, each of whom is independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

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

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts. The three members of the ARCG Committee are Lewis B. Kaden, HRH Prince Guillaume of Luxembourg and Narayanan Vaghul, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2010, this committee met 4 times. The average attendance rate at the ARCG Committee meetings held in 2010 was 91.6%.

The ARCG Committee performs an annual self-evaluation, which was completed in January 2011 with respect to performance in 2010.

Risk Management Committee

As announced on June 5, 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee (“GRMC”) at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. Sudhir Maheshwari, a member of the Group Management Board who chairs the GRMC, is an invitee to the meetings of the Risk Management Committee. At least half of the members of the Risk Management Committee must be independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Risk Management Committee consists of Mr. Jeannot Krecké and Mr. Antoine Spillmann.

The Risk Management Committee held a total of four meetings in 2010. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The average attendance rate at the Risk Management Committee meetings held in 2010 was 100%.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann acts as Chairman. The Chairman of the GRMC will be an invitee to the Risk Management Committee and, in addition, it may invite any other member of the GRMC or any other expert from within the ArcelorMittal group to participate in a meeting. The Risk Management Committee may also seek the advice of outside experts.

Decisions and recommendations of the Risk Management Committee are adopted at a simple majority. In case of deadlock, any Committee member may bring the matter before the Board of Directors. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance, the first of which was conducted in January 2011 with respect to its performance in 2010.

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

Management Committee

The Group Management Board is assisted by a Management Committee comprised of the members of the Group Management Board and 12 other senior executive officers. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders, and shares information about the situation of the group and its markets.

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

Other Corporate Governance Practices

ArcelorMittal is committed to apply best practice standards in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary. ArcelorMittal complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects except for the recommendation to separate the posts of chairman of the Board of Directors and chief executive officer. The nomination of the same person to both positions was approved in 2007 by the shareholders (with the Significant Shareholder abstaining) of Mittal Steel Company N.V., which was at that time the parent company of the combined ArcelorMittal group. Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman.

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

During 2010, 120 total complaints were referred to the Company’s Internal Assurance team (described below). Following review, none of these complaints was found to be significant.

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

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and will be deployed across the group in different languages in 2011 through ArcelorMittal’s intranet in order to enhance the staff’s awareness of the risks and sanctions relating to insider dealing.

D. Employees

ArcelorMittal had approximately 274,000 employees as of December 31, 2010 (including discontinued operations).

The table below sets forth the total number of employees by segment for the past three years.

	2008	2009	2010
Segment
Flat Carbon Americas	30,848	29,248	32,674
Flat Carbon Europe	71,192	58,965	59,759
Long Carbon Americas and Europe	72,969	63,693	60,008
AACIS	100,325	92,910	87,425
Distribution Solutions	18,871	17,409	16,561
Other activities	9,247	8,343	6,405

Total Continuing Operations	303,452	270,568	262,832

Discontinued Operations	12,415	11,135	10,979

Total	315,867	281,703	273,811

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and European Metalworkers Federation, International Metalworkers Federation and United Steelworkers Union continued in 2010. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also, included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal plants in order to help them to further improve their health and safety performance. Four meetings of the Joint Global Health and Safety Committee took place in 2010.

Collective labor agreements entered into during 2010 include Mexico, Brazil, Romania, Spain, France and Italy.

The national collective bargaining agreement in Belgium expired on December 31, 2010, and negotiations at the national level started in January 2011. Negotiations at sector and plant level will start on conclusion of a national agreement. During the third quarter of 2008, ArcelorMittal USA agreed to a new four-year labor contract with its union employees in the United States. The most significant feature of this agreement was the change in funding principles of a “voluntary employee benefit association” for retiree health care from a profit-sharing arrangement to providing defined benefits. The cash outflow related to these benefits, as per the contract, is expected to amount to $25 million per quarter for the first four years. In view of the economic crisis, the Company and the U.S. Steelworkers Union agreed to delay payment of the $25 million quarterly contribution to the “voluntary employee benefit association” in 2009. Payments equal to $175 million have been delayed until negotiations on the new labor contract start in 2012.

During 2010, ArcelorMittal continued cost reduction efforts locally, in consultation with local employee representatives, if needed, to seek to adapt its costs to levels of business activity.

During 2010, Mr. Lakshmi N. Mittal and the Group Management Board of ArcelorMittal met with the Secretariat of the European Works Council to discuss the effects of the financial and economic crisis on the economy and the steel industry. ArcelorMittal and the European Works Council agreed to strengthen social dialogue at the national and local levels in relation to ArcelorMittal’s voluntary separation programs and other local productivity plans. On November 2, 2009, an “Anticipation of Change” agreement was signed with the European Metalworkers Federation to address the sustainability and competitiveness of the Company’s operations in Europe. The agreement defines social dialogue structures within ArcelorMittal to better manage and anticipate change at all levels, in particular to safeguard and develop the Company’s competitiveness, to preserve and develop the employability of employees, and to develop workers’ skills to enable them to adapt to new challenges.

E. Share Ownership

As of December 31, 2010, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (27 individuals) totaled 2,040,897 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 1,432,886 ArcelorMittal common shares that are exercisable within 60 days of December 31, 2010), representing 0.13% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal common shares, these 27 individuals beneficially own 608,011 ArcelorMittal common shares. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. See “Item 7—Major Shareholders and Related Party Transactions”.

In 2009, the percentage of total common shares (including treasury stock) in the possession of the Significant shareholder decreased from 43.05% to 40.84% as a result of a stock offering of which the Significant shareholder acquired 10%. The ownership of the Significant shareholder increased in 2010, and was 40.87% as of December 31, 2010.

In 2009, the number of ArcelorMittal options granted to directors and senior management (including the Significant shareholder) was 665,000 at an exercise price of $38.30. In 2010, the number of ArcelorMittal options granted to directors and senior management (including the Significant shareholder) was 643,900 at an exercise price of $32.27. The options vest either ratably upon each of the first three anniversaries of the grant date (or in total upon the death, disability or retirement of the grantee) and expire ten years after the grant date.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2010, granted to the members of senior management of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year) listed in Item 6A:

	Year of Grant 2002	Year of Grant 2005	Year of Grant 2006	Year of Grant 2007	Year of Grant 2008	Year of Grant 2009	Year of Grant 2010	Total*	Average weighted exercise price*
Senior Managers (including Significant shareholder)	105,000	247,180	333,372	523,001	604,000	665,000	643,900	3,121,453
Exercise price	$2.26	$28.75	$33.76	$64.30	$82.57	$38.30	$32.27		$51.25
Term (in years)	10	10	10	10	10	10	10	—	—

Expiration date	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

*	The options granted by Arcelor (noted above) have been included in the total number of options and the average weighted exercise price (at a conversion rate of 1 euro = 1.3705 U.S. dollars) and 32,000 options granted on December 15, 2008 at an exercise price of $23.75.

In 2001, 2003 and 2004, no options were granted to members of Mittal Steel’s senior management.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options.

Employee Share Purchase Plan (ESPP)

The Annual General Shareholders’ meeting held on May 11, 2010 adopted an Employee Share Purchase Plan as part of a global employee engagement and participation policy. As with the previous Employee Share Purchase Plans implemented in 2008 and 2009, the plan’s goal was to strengthen the link between the Group and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the plan, which was implemented in November 2010, were the following:

The plan was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 shares (0.16% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed, 1,500 of which were subscribed by Members of the Group Management Board and the Management Committee of the Company. The subscription price was $34.62 before discounts. The subscription ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

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

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts with BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account with The Bank of New York Mellon.

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

With respect to the spin-off of ArcelorMittal’s stainless and specialty steels business, an addendum to the charter of the 2008, 2009 and 2010 ESPPs was adopted providing, among other measures, that:

•

the spin-off shall be deemed an early exit event for the participants who will be employees of one of the entities that will be exclusively controlled by Aperam, except in certain jurisdictions where termination of employment is not an early exit event; and

•

the Aperam shares to be received by ESPP participants will be blocked in line with the lock-up period applicable to the ArcelorMittal shares in relation to which the Aperam shares are allocated based on a ratio of one Aperam share for 20 ArcelorMittal shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2010, the authorized share capital of ArcelorMittal consisted of 1,617,000,000 common shares, without nominal value. At December 31, 2010, 1,560,914,610 common shares, compared to 1,560,914,610 common shares at December 31, 2009, were issued and 1,548,561,690 common shares, compared to 1,509,541,518 common shares at December 31, 2009, were outstanding.

The following table sets forth information as of December 31, 2010 with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Common Shares(1)
	Number	%
Significant shareholder(2)	638,004,863	40.87
Treasury Stock (3)(4)	10,520,234	0.67
Other Public Shareholders	912,389,513	58.46

Total	1,560,914,610	100.00

Directors and Senior Management(5)(6)	2,040,897	0.13

(1)	For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2010 upon exercise of vested portions of stock options. The first-third of the stock options granted on August 4, 2009 vested on August 4, 2010 and the first and second third of the stock options granted on August 5, 2008 vested on August 5, 2009 and August 5, 2010 respectively; all stock options of the previous grants have vested.

(2)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own ArcelorMittal common shares. Ispat International Investments S.L. is the owner of 112,338,263 ArcelorMittal common shares. Lumen Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 221,600 ArcelorMittal common shares and holds options to acquire an additional 516,500 ArcelorMittal common shares, of which 400,000 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 45,000 ArcelorMittal common shares. Mr. Mittal and Mrs. Mittal share indirect beneficial ownership of 100% of each of Ispat International Investments S.L. and Lumen Investments S.à r.l. Accordingly, Mr. Mittal is the beneficial owner of 638,004,863 ArcelorMittal common shares and Mrs. Mittal is the beneficial owner of 637,383,263 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together, directly and indirectly through intermediate holding companies and trusts, own 637,604,863 ArcelorMittal common shares.
(3)	Represents ArcelorMittal common shares repurchased pursuant to share repurchase programs in prior years and fractional shares returned in various transactions, and reflects the sale of treasury shares in December as a part of the hedging transaction relating to the Company’s outstanding convertible bonds; excludes (1) 276,490 shares awarded to senior management as bonus shares in respect of the second half of 2009; (4) 392,282 shares used to settle purchases under the ESPP 2009 offering that closed on January 28, 2010; (5) 371,200 options that were exercised during the 12 months ended December 31, 2010 and (6) 1,569,386 stock options that can be exercised by directors and senior management (other than the Significant shareholder), and 400,000 stock options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2010. Holders of these stock options are deemed to beneficially own ArcelorMittal common shares for the purposes of this table due to the fact that such options are exercisable within 60 days.
(4)	As the table is as of December 31, 2010, it also excludes 164,171 shares used to settle purchases under the ESPP 2010 offering that closed on January 10, 2011.
(5)	Includes shares beneficially owned by directors and members of senior management listed in Item 6A; excludes shares beneficially owned by the Significant shareholder.
(6)	These 2,040,897 ArcelorMittal common shares are included in shares owned by the public shareholders indicated above.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (a) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (b) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or (c) ArcelorMittal European Register Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by BNP Paribas Securities Services in Amsterdam, or directly on ArcelorMittal’s Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2010, there were 2,726 shareholders other than the Significant shareholder holding an aggregate of 41,337,114 ArcelorMittal common shares registered in ArcelorMittal’s shareholder register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2010, there were 163 U.S. shareholders holding an aggregate of 48,982,080 New York Shares, representing approximately 3.14% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2010, there were 821,593,083 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

The spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam effective January 25, 2011 had no impact on the number of ArcelorMittal’s issued shares, which remains at 1,560,914,610.

B. Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, all of which are affiliates and joint ventures of ArcelorMittal. Please refer to Note 14 of ArcelorMittal’s consolidated financial statements.

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

Memorandum of Understanding

The Memorandum of Understanding entered into in connection with the Mittal Steel acquisition of Arcelor, certain provisions of which expired in August 2009, is described under “Item 10C—Additional Information—Material Contracts”.

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

Subscription to, and Share Lending Agreement in Connection with, May 2009 Share Offering

ArcelorMittal sold 140,882,634 common shares in a transaction that closed on May 6, 2009. Ispat International Investments S.L. (“Ispat”), a holding company beneficially owned by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal, subscribed for 14,088,063 common shares (or 10%) in the offering on a deferred-delivery basis. The offering was settled by the Company on May 6, 2009 (except with respect to Ispat) with 98 million common shares borrowed from Ispat pursuant to a share lending agreement dated April 29, 2009 and the remainder was settled using shares held in treasury. The Company returned the borrowed shares to, and delivered the shares subscribed by, Ispat on June 22, 2009 by issuing 112,088,263 shares following shareholder approval at an extraordinary general meeting held on June 17, 2009 of a resolution broadening the authorization of the Board of Directors to increase the Company’s share capital. Under the terms of the share lending agreement, the Company paid Ispat a share lending fee of $2 million.

Agreements with Aperam in Connection with Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam, which was completed on January 25, 2011 (see “Item 4A—History and Development of Aperam—Recent Developments”) ArcelorMittal entered into several agreements with Aperam. These agreements include a Master Transitional Services Agreement dated January 25, 2011 (the “Transitional Services Agreement”), a purchasing services agreement and a sourcing services agreement, certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

Transitional Services and Related Agreements

The services provided under the Transitional Services Agreement will cease to be provided on December 31, 2011, with the possibility for Aperam to extend most services for one additional year. In addition, Aperam will be entitled to terminate the Transitional Services Agreement at any time by giving three months’ notice to ArcelorMittal. ArcelorMittal, however may not terminate the Transitional Services Agreement other than for material breaches of the agreement, Aperam’s insolvency or if control over Aperam changes.

Among other services, ArcelorMittal will provide the following services to Aperam under the Transitional Services Agreement: (i) corporate insurance, (ii) consolidation, (iii) legal services, (iv) Treasury back office services, (v) corporate human resources, (vi) intellectual property administration services, (vii) health and safety (REACH implementation platform), (viii) company secretary, (ix) M&A, (x) Strategy, (xi) Technical Office, (xii) Corporate IS/IT, (xiii) communication and (xiv) tax services. The service charges payable by Aperam to ArcelorMittal will be calculated individually for each service provided on a cost plus margin basis.

In particular, under the Transitional Services Agreement Aperam will receive services to assist it in the preparation of its monthly, quarterly and annual consolidation reports as well as services relating to the maintenance and development of certain software necessary for Aperam’s reporting procedures. Aperam will also receive services to assist it in the preparation of its annual report and semi-annual report each year.

Aperam may also request ArcelorMittal to act as an insurance broker and negotiate insurance policies on its behalf. In general, however, Aperam will be responsible for entering into new insurance policies once the insurance policies that currently cover it expire.

Human resources services include access to certain continuing education programs provided by ArcelorMittal as well as participation in sector representative bodies and access to certain human resources software.

ArcelorMittal will also provide legal support, with the possible assistance of external legal counsel.

ArcelorMittal will continue to manage the administrative aspects of Aperam’s intellectual property and patent portfolio for one year, and Aperam may continue to use the ArcelorMittal brand for a transitional period.

In the area of research and development, Aperam will enter into an arrangement with ArcelorMittal setting out a framework for future cooperation between the two groups in relation to certain ongoing research and development programs. Moreover, Aperam and ArcelorMittal may enter into ad hoc cooperation agreements for future research and development purposes.

The purchasing and sourcing of raw materials generally will not be covered by the Transitional Services Agreement. Aperam will be responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the purchasing services agreement and the sourcing services agreement, Aperam will rely on ArcelorMittal for advisory services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy (electricity, natural gas, industrial gas), raw materials (ferro-alloys, certain base materials), operating materials (rolls, electrodes, refractories) and industrial products and services. The purchasing services agreement will also permit Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items not specific to stainless and specialty steel production. The purchasing services agreement and the sourcing services agreement will be entered into for a term of two years.

In South America, management intends to execute an amendment to an existing Brazilian cost-sharing agreement between, inter alia, ArcelorMittal Brasil and ArcelorMittal Inox Brasil, according to which ArcelorMittal Brasil will continue to perform certain corporate functions and certain purchasing activities for the benefit of certain Brazilian subsidiaries of Aperam until March 31, 2011. As of April 1, 2011, management expects that ArcelorMittal Brasil will no longer perform the corporate functions of the relevant Brazilian subsidiaries of Aperam and will transfer the necessary personnel to ArcelorMittal Inox Brasil to enable the latter to perform itself the required corporate functions. Purchasing activities, however, will continue to be performed by ArcelorMittal Brasil for the benefit of certain of Aperam’s Brazilian subsidiaries, it being understood that, as of April 1, 2011, the costs for these purchasing activities will be shared by Aperam’s relevant Brazilian subsidiaries on the basis of new cost allocation keys to be agreed upon between the parties.

Certain services will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

Financing Agreements

As of the spin-off, Aperam’s principal sources of financing included loans from ArcelorMittal entities at the level of ArcelorMittal Inox Brasil, which holds Aperam’s assets in Brazil, and ArcelorMittal Stainless Belgium, which holds Aperam’s assets in Belgium. These facilities were refinanced in connection with the spin-off.

On January 19, 2011, ArcelorMittal Finance as lender and ArcelorMittal and Aperam as borrowers entered into a $900 million credit facility for general corporate purposes and for the refinancing of existing intercompany and other debt (the “Bridge Loan”). The Bridge Loan was entered into for a period of 364 days after January 25, 2011 and can be extended under some conditions for an additional 364 days. The Bridge Loan was made available to ArcelorMittal and then automatically transferred by operation of law to Aperam. Pursuant to a most favored lender provision included in the Bridge Loan, the Bridge Loan is expected to be amended in the first quarter of 2011 in order to incorporate more favorable provisions following the expected signature by Aperam of a Borrowing Base Facility Agreement (“BBFA”). The Bridge Loan contains certain mandatory prepayment events which compel Aperam to prepay the Bridge Loan, in particular, with part of any drawdown under the proceeds of the BBFA or any potential bond issuance.

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

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in Note 2 to ArcelorMittal’s consolidated financial statements.

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

In a limited number of ongoing cases, the Company was able to make a reasonable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2010, ArcelorMittal had established reserves of $730 million for environmental remedial activities and liabilities, including $300 million in provisions relating to Europe, $213 million in provisions relating to the United States, $185 million in provisions relating to South Africa and $26 million in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of $213 million essentially at its ArcelorMittal USA subsidiary. They principally relate to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include $2 million to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor East entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately $9 million for RCRA Corrective Action, and $25 million for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

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

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately $44 million. This target value is based on average spending over the last three years. We currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately $28 million for this matter.

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

Europe

Provisions total $300 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($102 million), Belgium ($83 million), Luxembourg ($78 million), Poland ($15 million), Czech Republic ($12 million) and Spain ($7 million). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $102 million, principally relating to the remediation of former sites, including several coke plants and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires environmental remediation such as soil and groundwater treatment, remediation of waste equipment and demolition.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and dump rehabilitation at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of $83 million, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the coking plant at the ArcelorMittal Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the external recycling of waste that cannot be recycled internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium, there are provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of $78 million, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean water ponds and historical dumps in order to meet the requirements of the Luxembourg Environment Administration.

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

Poland

ArcelorMittal Poland SA’s environmental provision of $15 million is mainly related to the obligation to reclaim a landfill site and to dispose the residues which can not be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which can not be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of $12 million, which essentially relates to the dismantling and remediation of post-closure buildings at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of $7 million due to its obligations relating to sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $185 million to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately $55 million relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 67 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately $65 million of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 31 years. Approximately $48 million of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately $17 million relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has a $18 million provision for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the project is required for Hamilton Harbor to be de-listed as an “Area of Concern” on the Great Lakes. The Company has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and the Company expects the project to be completed by 2014.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2010, ArcelorMittal had established reserves for asset retirement obligations of $140 million in provisions relating to Ukraine, $72 million in provisions relating to Russia, $38 million in provisions relating to Canada, $35 million in provisions relating to South Africa, $22 million in provisions relating to Europe, $17 million in provisions relating to the United States and $11 million relating to Brazil.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia are related to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs for utilization over 20 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Europe, AROs are essentially related to Hamburg site in Germany, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease.

The AROs in the United States principally relate to mine closure costs of Minorca iron ore mine and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2010, ArcelorMittal has established reserves in the aggregate of approximately $31 million for those of the claims disclosed below as to which the criteria for provisioning were met.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries (in the amount of $138 million) be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in a payment by ArcelorMittal Tubarão in an amount estimated by the Company at approximately $99 million. The case is in the first administrative level and the Company presented its defense in January 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is $63 million. ArcelorMittal Brasil is defending the case in the first administrative instance.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $789 million at December 31, 2010. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year, in which it concluded that ArcelorMittal FCE Luxembourg had a permanent business establishment in Italy. As a result, the Italian tax authorities may issue assessments in respect of value-added tax (VAT), corporate income tax (CIT) and IRAP, which is a local tax, for the 2004 to 2010 fiscal years. On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $56 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at $8 million (including interest). Both parties are appealing the decision.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately $57 million. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. ArcelorMittal Kryviy Rih intends to defend itself fully in this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2010, ArcelorMittal has established reserves of approximately $212 million in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a putative class action on behalf of indirect purchasers, have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of $70 million. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totaling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal España filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.68 million and €36.7 million, respectively.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately $120 million for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of $28 million for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance. In August 2010, the Ministry of Finance issued two decisions definitively ending both of the administrative proceedings that had been initiated against ArcelorMittal Ostrava.

South Africa

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2010, ArcelorMittal has established reserves of approximately $325 million in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2010, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA LLC (“ArcelorMittal USA”) is a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA is seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs is seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposes. Under certain possible scenarios, the outcome of the arbitrations would be a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is $66 million. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties are disputing the jurisdiction of the Texas court.

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case was pending, and because of a recent change in jurisprudence (some precedents have been excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there had been a decision adverse to PBM, it could have led to an order for possible payments by PBM of legal fees to the outside counsel of the Bank (honorários de sucumbência), potentially in a substantial amount. The parties settled the case in October 2010 and the settlement was ratified by the Court in November 2010.

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The case is now entering the expert investigation stage. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $50 million and $22 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of $54 million. After appeal, a final resolution of the Court dated September 6, 2010 stated that the amount to be paid by ArcelorMittal should be three hundred and forty dollars.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

As noted in Item 4 (“Key Transactions and Events in 2010”), ICT acquired in May 2010 the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to $52 million due to their mis-management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2010.

The number of claims outstanding for asbestos exposure at December 31, 2010 was 397 as compared to 402 at December 31, 2009. The range of amounts claimed for the year ended December 31, 2010 was €7,500 to €751,000 (approximately $10,000 to $1,006,264). The aggregate costs and settlements for the year ended December 31, 2010 were $2.3 million, of which $0.3 million represents legal fees and $2.1 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2009 were approximately $0.5 million and $3 million, respectively.

	in number of cases
	2009		2010
Claims unresolved at beginning of period	431		402
Claims filed	103		75
Claims settled, dismissed or otherwise resolved	(132	)(1)	(80)

Claims unresolved at December 31,	402		397

(1)	After purchase of a new company, sale of a subsidiary and further verification.

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

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

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

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Judgment in the first instance is not expected before the end of 2011.

Dividend Distributions

Based on Luxembourg law and its Articles of Association, ArcelorMittal allocates at least five percent of its net profits to the creation of a reserve. This allocation ceases to be compulsory when the reserve reaches ten percent (10%) of its issued share capital, and becomes compulsory once again when the reserve falls below that percentage. Under Luxembourg law, the amount of any dividends paid to shareholders may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or the Articles of Association. A company may not pay dividends to shareholders when, on the closing date of the last financial year, the net assets are, or following the payment of such dividend would become, lower than the amount of the subscribed capital plus the reserves that may not be distributed by law or by virtue of the articles of association. ArcelorMittal’s Articles of Association provide that the portion of annual net profit that remains unreserved is allocated as follows by the general meeting of shareholders upon the proposal of the Board of Directors:

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

In light of the adverse economic and market conditions prevailing at the time, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The reduced dividend was approved by the Annual General Meeting of shareholders on May 12, 2009 and again by Annual General Meeting of shareholders on May 11, 2010.

In 2010, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year 2011 with quarterly dividend payments of $0.1875 to occur on March 14, June 14, September 12, and December 12, 2011, taking into account that the first quarterly dividend payment to be paid on March 14, 2011 will be an interim dividend.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Nature of Trading Market

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded (on a single order book since January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (symbol “MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (symbol “MTS”).

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

	The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2006	43.67	26.72	34.95	21.82	35.00	23.00

Year ended December 31, 2007	83.88	39.59	58.26	30.02	58.25	30.02

Year ended December 31, 2008	104.77	15.44	67.81	12.93	67.79	12.94

Year ended December 31, 2009
First Quarter	30.00	16.28	22.91	12.57	22.91	12.57
Second Quarter	37.26	19.83	26.05	14.76	26.05	14.76
Third Quarter	42.32	28.20	28.82	20.42	28.82	20.42
Fourth Quarter	47.04	32.77	32.67	22.35	32.67	22.35

Year ended December 31, 2010
First Quarter	49.41	35.89	34.48	26.30	34.48	26.30
Second Quarter	47.25	26.28	35.45	22.02	35.45	22.02
Third Quarter	34.05	26.28	26.18	21.33	26.18	21.33
Fourth Quarter	38.80	30.96	29.64	23.02	29.64	23.02

Month ended
Sep-10	34.05	29.91	25.81	23.17	25.81	23.17
Oct-10	35.62	31.92	25.46	23.02	25.46	23.02
Nov-10	36.84	30.96	26.48	23.21	26.48	23.21
Dec-10	38.80	32.79	29.64	24.54	29.64	24.54
Jan-11	38.34	32.37	27.95	24.68	27.95	24.68
Feb-11*	38.50	35.66	28.55	26.17	28.55	26.17

Note: Includes intraday highs and lows.

*	February 2011 data is through February 16, 2011.

	Luxembourg Stock Exchange		NYSE Euronext Brussels		Spanish Stock Exchanges(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2006	35.00	24.50	34.84	24.60	34.85	24.00

Year ended December 31, 2007	57.90	30.60	41.17	30.10	41.03	30.12

Year ended December 31, 2008	66.05	13.92	67.74	12.98	67.70	12.80

Year ended December 31, 2009
First Quarter	22.50	12.90	22.91	12.57	22.93	12.61
Second Quarter	26.60	15.33	26.05	14.76	26.09	14.80
Third Quarter	28.75	21.00	28.82	20.42	28.80	20.43
Fourth Quarter	34.03	22.75	32.67	22.35	32.66	22.36

Year ended December 31, 2010
First Quarter	35.50	26.62	34.48	26.30	34.48	26.33
Second Quarter	36.00	22.60	35.45	22.02	35.44	22.01
Third Quarter	25.58	21.53	26.18	21.33	26.23	21.34
Fourth Quarter	29.55	23.00	29.64	23.02	29.65	23.03

Month ended
Sep-10	25.50	23.89	25.81	23.17	25.80	23.12
Oct-10	25.25	23.00	25.46	23.02	25.46	23.03
Nov-10	26.40	23.00	26.48	23.21	26.47	23.19
Dec-10	29.55	25.14	29.64	24.54	29.65	23.03
Jan-11	28.75	24.69	27.95	24.68	28.00	24.69
Feb-11*	28.11	26.32	28.55	26.17	28.51	26.18

(1)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2011 data is through February 16, 2011

Note:

•	Includes intraday highs and lows.

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

A. Share Capital

On June 17, 2009, an Extraordinary General Meeting (“EGM”) of shareholders decided to renew for a five-year term the authorization given to the Board of Directors to decide an increase in the issued share capital within the limits of the authorized share capital of €7,082,460,000 represented by 1,617,000,000 shares without nominal value. The EGM also approved the new wording of Article 5.5 of the Articles of Association which provides the Board of Directors with more flexibility in implementing increases in the issued share capital of the Company and no longer restricts them to mergers and acquisitions or similar transactions.

On June 22, 2009, the share capital increase decided by the Board of Directors on April 29 and approved by the EGM on June 17 was implemented and, as a result, the issued share capital of ArcelorMittal increased by €490,946,591.84, or 112,088,263 shares, to €6,836,805,991.80, represented by 1,560,914,610 shares, such shares being in each case fully paid-up and having no nominal value.

At December 31, 2010, the issued share capital amount was unchanged from June 17, 2009. As a consequence of the spin-off of the Company’s stainless and speciality steels business into Aperam on January 25, 2011, the Company’s issued share capital has been reduced by €3,243,254,305, without reduction in the number of shares issued, which remained at 1,560,914,610. For additional information, refer to “Item 4A—History and Development of the Company—Recent Developments”.

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

Form and Transfer of Shares

ArcelorMittal’s issued share capital consisted at December 31, 2010 of 1,560,914,610 ordinary shares that each carry the right to one vote. The shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote ArcelorMittal shares.

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

The general meeting of shareholders held on May 11, 2010 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on May 12, 2009 and granted the Board of Directors a new authorization valid for 18 months to repurchase up to 10% of the issued share capital of ArcelorMittal. Purchases and sales may be carried out for any authorized purpose which is, or would come to be, authorized by law, including to enter into off-market and over the counter transactions and to acquire shares in the Company through derivative financial instruments.

In accordance with the laws transposing Directive 2003/6/EC of January 28, 2003 and EC Regulation 2273/2003 of December 22, 2003, acquisitions, disposals, exchanges, contributions and transfers of securities may be carried out by all means, on or off the market, including by a public offer to buy back shares or by the use of derivatives or option strategies. The fraction of the share capital acquired or transferred in the form of a block of securities may be equal to the entire program. Such transactions may be carried out at any time, including during a tender offer period. As determined in the resolution voted by the shareholders at the general meeting of shareholders on May 12, 2009, the purchase price per share to be paid in cash may not represent more than 125% of the price on the New York Stock Exchange, Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish Stock Exchanges, depending on the market on which the transactions are made, and may not be less than the par value of the share at the time of repurchase. For off-market transactions, the maximum purchase price is 125% of the price of Euronext Paris by NYSE Euronext. The price on the New York Stock Exchange or Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the Luxembourg Stock Exchange or the Spanish stock exchanges will be deemed to be the higher of the average of the final listing price per share on the relevant stock exchange during 30 consecutive days on which the relevant stock exchange is open for trading preceding the three trading days prior to the date of repurchase.

The total amount allocated for ArcelorMittal’s share repurchase program may not in any event exceed the amount of ArcelorMittal’s then available equity.

On December 12, 2007, a 44 million share buy-back program to be completed over two years was announced. Purchases under this program began on December 18, 2007. This share program was aimed at offsetting the 44 million ArcelorMittal shares issued in connection with the second step of the ArcelorMittal merger on November 13, 2007. In November 2007 and on February 13, 2008, ArcelorMittal announced its intention to initiate a $1 billion share buy-back program as part of its policy at the time to return 30% of the previous year’s net income to shareholders, together with the Company’s base cash dividend of $1.50. These shares may be used for future corporate opportunities or cancelled.

As part of the implementation of the first part of the 44 million share buy-back program, ArcelorMittal gave a mandate to Société Générale to purchase six million shares with a specific price limitation (120% of the 12-month moving average closing price on the market on which the transactions are made and on Euronext Paris by NYSE Euronext for off-market transactions). The mandate given to Société Générale was completed on February 14, 2008. On February 19, 2008, ArcelorMittal repurchased 25 million shares from Carlo Tassara International S.A. Out of the 25 million shares, 14.6 million were purchased under the $1 billion share buy-back program, which was accordingly completed, and 10.4 million shares were purchased under the 44 million share buy-back program. The last share repurchase under the 44 million buy-back program took place on September 5, 2008 and the program was suspended thereafter. All repurchased ArcelorMittal shares are held in treasury by ArcelorMittal and the voting rights thereon are suspended as required by Luxembourg law.

On April 28, 2009, ArcelorMittal formally announced the termination of the share buy-back programs authorized by the general meeting of shareholders on May 13, 2008.

An agreement was entered into on December 19, 2008 between ArcelorMittal and ArcelorMittal USA, LLC (“ArcelorMittal USA”) whereby ArcelorMittal agreed to transfer to ArcelorMittal USA upon request from ArcelorMittal USA a number of shares held in treasury by ArcelorMittal equal to a maximum value of approximately $129.9 million, subject to certain adjustments, in several tranches until the end of 2009. The following three purchases have been made under the agreement:

•	Purchase of 1,121,995 shares on December 29, 2008 for a consideration of $23.72 per share, the NYSE opening price on December 23, 2008,

•	Purchase of 119,070 shares on June 29, 2009 for a consideration of $32.75 per share, the NYSE opening price on June 26, 2009, and

•	Purchase of 1,000,095 shares on September 15, 2009 for a consideration of $39 per share, the NYSE opening price on September 14, 2009.

The purchased shares have been transferred by ArcelorMittal USA into the ArcelorMittal USA Pension Trust. There were no transfers in 2010.

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

On May 11, 2010, the annual general meeting of shareholders of the Company canceled the share buyback authorization granted on May 12, 2009 and granted a new share buyback authorization for a period of five years, without the 10% of issued share capital limit on share buybacks, which limit was abolished by the Luxembourg law dated June 10, 2009, implementing the EU Cross-Border Merger Directive 2005/56/EC.

On November 26, 2010, ArcelorMittal announced that its Board of Directors had authorized a share buy-back program for up to 6% of its share capital, within the scope of the authorization given by the annual general meeting of shareholders held on May 11, 2010. The purpose of instituting the buy-back program, which will end on December 1, 2011 at the latest, was to partially or totally hedge ArcelorMittal’s current and future obligations under securities giving access to its share capital (such as its convertible bonds) and share-based employee incentive plans. The program authorizes ArcelorMittal to acquire or sell its own shares in accordance with applicable laws and regulations, including by selling treasury shares it currently holds, entering into off-market, over-the-counter transactions and through call options and other derivative financial instruments. Pursuant to this program, in December 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANE) and its U.S. dollar denominated 5% convertible notes due 2014. As part of the transaction, ArcelorMittal also sold 26.48 million treasury shares for a price of €26.42 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.87 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.

At December 31, 2010 the Company had a total of 12,352,920 shares held in treasury, representing 0.79% of its issued share capital. For additional information regarding the status of ArcelorMittal’s share repurchase program, please refer to “Item 16E—Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

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

General Meeting of Shareholders

Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies of July 14, 2007 has not yet been transposed into Luxembourg law. The deadline for transposing this Directive expired in August 2009. As a result, a number of shareholders’ rights that exist, especially with respect to general meetings of shareholders, in other European Union member states are not yet available in Luxembourg.

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

Rights Attached to Share Fractions

The shares of ArcelorMittal may be divided into equal fractions, with each fraction being equal to one-seventh (1/7) of a share. The division of shares into fractions may occur only in the event of a share capital restructuring decided by the general meeting of shareholders. A holder of a fraction is entitled to one-seventh (1/7) of any distribution per share by the Company or upon its liquidation. Fractions carry no voting rights at the general meeting of shareholders, unless the number of fractions is equals a full share. Any holder of fractions who holds seven fractions may request their conversion into one full share. Subject to the foregoing, the shares or fractions are indivisible with respect to the Company, which recognizes only one legal owner per share or fraction. As of December 31, 2010, no share fractions were outstanding.

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

C. Material Contracts

The following are material contracts, not entered into in the ordinary course of business, to which ArcelorMittal has been a party during the past two years.

On January 19, 2011, ArcelorMittal Finance as lender and ArcelorMittal and Aperam as borrowers entered into a $900 million credit facility for general corporate purposes and for the refinancing of existing intercompany and other debt (the “Bridge Loan”). The Bridge Loan was entered into for a period of 364 days after January 25, 2011 and can be extended under some conditions for an additional 364 days. The Bridge Loan was made available to ArcelorMittal and then automatically transferred by operation of law to Aperam. Pursuant to a most favored lender provision included in the Bridge Loan, the Bridge Loan is expected to be amended in the first quarter of 2011 in order to incorporate more favorable provisions following the expected signature by Aperam of a Borrowing Base Facility Agreement (“BBFA”). The Bridge Loan contains certain mandatory prepayment events which compel Aperam to prepay the Bridge Loan, in particular, with part of any drawdown under the proceeds of the BBFA or any potential bond issuance.

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

Standstill

The Significant shareholder agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it will own or control following completion of the Offer (as defined in the MoU) for Arcelor and any subsequent offer or compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

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

Finally, the Significant shareholder is permitted to own and vote shares in excess of the threshold mentioned in the first paragraph of this “Standstill” subsection or the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (1) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (2) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares prior to January 1, 2013 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2009 and 2010 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2011 taxable year. See “—Passive Foreign Investment Company Status”.

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

In general, gain or loss recognized on the sale or exchange of ArcelorMittal shares will be capital gain or loss and, if the U.S. Holder’s holding period for such ArcelorMittal shares exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains realized prior to January 1, 2013. The deduction of capital losses against ordinary income is subject to limitations under the Code.

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

Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability, if any, or as a refund, so long as the required information is properly furnished to the IRS. Holders that are not U.S. Holders may need to comply with certification procedures to establish their non-U.S. status in order to avoid information reporting and backup withholding tax requirements.

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

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law (or a permanent establishment/representative of a foreign entity to which the shares are attributable)), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal of at least 10% or having an acquisition cost of at least €1.2 million held or committed to be held for a minimum one year holding period, per article 147 of the Luxembourg Income Tax Law). If such exemption from dividend withholding tax does not apply, a Luxembourg resident corporate holder may be entitled to a tax credit.

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

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 39% beginning January 1, 2011), plus an unemployment fund contribution levied thereon at the rate of 4% beginning January 1, 2011. Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder holds more than 10% of the ArcelorMittal shares.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 5%) is 28.8% starting from 2011. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001, subject to fulfillment of the conditions set out therein.

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

F. Dividends and Paying Agents

In 2010, four quarterly interim dividends were paid by ArcelorMittal on March 15, June 14, September 13 and December 15. The paying agent for shareholders who hold shares listed on the NYSE is The Bank of New York Mellon and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Euronext Brussels, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) was is BNP Paribas Securities Services.

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

Based on high-level estimates for 2010, the table below reflects the impact of a 10% depreciation of the functional currency on budgeted flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	(16)
Euro	(902)
Other	(65)

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

Functional currency	Translation impact of appreciation of dollar on cash flows
in $ equivalent (in millions)
Euro	(190)
Other	(98)

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking derivative transactions into account):

Currency	Impact of 10% move of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	(34)
Canadian dollar	7
Euro	(1,002)
U.S. dollar	—
Other	9

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

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2009		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	6,472	6,069	5,386	5,378
Instruments payable bearing interest at fixed rates	15,596	16,938	17,714	21,337

Long-term debt, including current portion	22,068	23,007	23,100	26,715

Short term debt	2,744	2,855	2,908	2,769

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers through surcharges. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity.

Commodities	Impact of 10% move of Market prices (31/12/2010)
in $ equivalent (in millions)
Zinc	92
Nickel	21
Tin	13
Aluminum	13
Gas	50
Brent	80
Freight	50

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10 B—Form and Transfer of Shares”, the Company maintains a New York share register with The Bank of New York Mellon for its shares that trade on the NYSE. As of December 31, 2010, 48,982,080 shares or approximately 3.14% of ArcelorMittal’s total issued shares were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Register Shares do not pay fees to The Bank of New York Mellon as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Register Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, The Bank of New York Mellon reimburses the Company on an annual basis for expenses incurred by the Company in relation to ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2010, The Bank of New York Mellon paid $741,748 (net of regular fees payable by ArcelorMittal to The Bank of New York Mellon as agent for maintaining the register) to the Company in respect of reimbursements of expenses incurred by the Company in 2008 and 2009. Part of this reimbursement related to shares issued in 2009.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2010 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of management’s internal control over financial reporting as of December 31, 2010 has been audited by the Company’s independent registered public accounting firm, Deloitte S.A., and their report as of February 18, 2011 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 18, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte S.A.
Luxembourg, Grand-Duchy of Luxembourg
February 18, 2011

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 74, has over 50 years of experience in the financial sector. He was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He was chosen as Businessman of the Year in 1992 by Business India and has served as a consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of various other companies, including Wipro, Mahindra & Mahindra, Nicholas Piramal India, Apollo Hospitals and Himatsingka Seide. Narayanan Vaghul was awarded the Padma Bhushan, the third highest civilian honor in India. The award was conferred in April 2010 by the President of India.

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

Deloitte S.A. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2009 and 2010. Set forth below is a breakdown of fees for services rendered in 2009 and 2010.

Audit Fees. Audit fees in 2009 and 2010 included $32.9 million and $33.2 million, respectively, for the audits of financial statements, and $0.9 million and $0.2 million in 2009 and 2010, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2009 and 2010 were $0.9 million and $1.3 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2009 and 2010 were $1.1 million and $0.3 million, respectively.

All Other Fees. Fees in 2009 and 2010 for all other services were $0.2 million and $0.0, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2010, within its scope prior to commencement of the engagements. None of the services provided in 2010 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte S.A. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2010, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte S.A.’s independence and has determined that such services do not interfere with Deloitte S.A.’s independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
January 1- 31, 2010
February 1- 28, 2010
March 1- 31, 2010
April 1- 30, 2010
May 1- 31, 2010
June 1- 30, 2010
July 1- 31, 2010
August 1- 31, 2010
September 1- 30, 2010
October 1- 31, 2010
November 1- 30, 2010
December 1- 31, 2010 (1)	88,262,392	$28.09	88,262,392	5,392,485
Total	88,262,392	$28.09	88,262,392	5,392,485

(1)	Represents call options on ArcelorMittal shares acquired pursuant to December 2010 transaction to hedge the Company’s obligations to deliver shares under its outstanding convertible bonds
(2)	Represents average of €20.25 and $30.15 strike prices under the call options

For additional information regarding the Company’s share repurchases, see “Item 10B—Additional Information—Memorandum and Articles of Association—Repurchase of Shares”.

ITEM 16G.	CORPORATE GOVERNANCE

There are no significant differences between the corporate governance practices of ArcelorMittal and those required of a U.S. domestic issuer under the Listed Company Manual of the New York Stock Exchange.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-109.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1.	Amended and Restated Articles of Association of ArcelorMittal dated January 25, 2011 and published in the Mémorial C (Official Gazette) on February 2, 2011.

4.1.	Credit Facility dated January 19, 2011 between ArcelorMittal Finance as lender and Aperam as borrower for an amount of $900 million.

4.2.*	Shareholder’s agreement dated as of August 13, 1997 among Ispat International N.V., LNM Holdings S.L. (renamed Ispat International Investments S.L.) and Mr. Lakshmi N. Mittal (filed as Exhibit 4.3 to Mittal Steel Company N.V.’s annual report on Form 20-F for the year ended December 31, 2004 (File No. 001-14666), and incorporated by reference herein).

4.3.*	Memorandum of Understanding dated June 25, 2006 among Arcelor, Mittal Steel Company N.V. and Mr. and Mrs. Lakshmi N. Mittal (filed as Exhibit 99.1 to Mittal Steel Company N.V.’s report on Form 6-K (File No. 001-14666) filed with the Commission on June 29, 2006, and incorporated by reference herein).

4.4*	ArcelorMittal Global Stock Option Plan effective May 15, 2009 (filed as Exhibit 4.3 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 333-146371), and incorporated by reference herein).

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte S.A.

15.2.	Mine Safety and Health Administration Safety Data.

*	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 21, 2011

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2009 and 2010 and

for each of the three years in the period ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte S.A.

Luxembourg, Grand Duchy of Luxembourg

February 18, 2011

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2009	2010

ASSETS
Current assets:
Cash and cash equivalents	5,919	6,207
Restricted cash	90	82
Trade accounts receivable and other, including 392 and 616 from related parties at December 31, 2009 and 2010, respectively (note 6 and 14)	5,750	5,725
Inventories (note 7)	16,835	19,583
Prepaid expenses and other current assets (note 8)	4,212	4,160
Assets held for sale and distribution (note 5)	1	6,918

Total current assets	32,807	42,675

Non-current assets:
Goodwill and intangible assets (note 9)	17,034	14,373
Property, plant and equipment (note 10)	60,385	54,344
Investments in associates and joint ventures (note 11)	9,628	10,152
Other investments (note 12)	424	267
Deferred tax assets (note 19)	4,838	6,603
Other assets (note 13)	2,581	2,490

Total non-current assets	94,890	88,229

Total assets	127,697	130,904

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position, continued

(millions of U.S. dollars, except share and per share data)

	December 31,
	2009¹	2010

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 15)	4,135	6,716
Trade accounts payable and other, including 337 and 465 to related parties at December 31, 2009 and 2010, respectively (note 14)	10,676	13,256
Short-term provisions (note 20)	1,433	1,343
Accrued expenses and other liabilities (note 21)	6,922	6,900
Income tax liabilities	314	471
Liabilities held for sale and distribution (note 5)	11	2,037

Total current liabilities	23,491	30,723

Non-current liabilities:
Long-term debt, net of current portion (note 15)	20,677	19,292
Deferred tax liabilities (note 19)	5,144	4,006
Deferred employee benefits (note 23)	7,583	7,180
Long-term provisions (note 20)	2,121	1,738
Other long-term obligations	3,244	1,865

Total non-current liabilities	38,769	34,081

Total liabilities	62,260	64,804

Commitments and contingencies (note 22 and note 24)

Equity (note 17):
Common shares (no par value, 1,617,000,000 and 1,617,000,000 shares authorized, 1,560,914,610 and 1,560,914,610 shares issued, and 1,509,541,518 and 1,548,561,690 shares outstanding at December 31, 2009 and 2010, respectively)	9,950	9,950

Treasury shares (51,373,092 and 12,352,920 common shares at December 31, 2009 and 2010, respectively, at cost)	(2,823)	(427)
Additional paid-in capital	20,808	20,198
Retained earnings	29,777	31,647
Reserves	3,372	1,062

Equity attributable to the equity holders of the parent	61,084	62,430
Non-controlling interests	4,353	3,670

Total equity	65,437	66,100

Total liabilities and equity	127,697	130,904

¹	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2009²	2010

Sales	116,942	61,021	78,025
(including 6,405, 3,169 and 4,873 of sales to related parties for 2008, 2009 and 2010, respectively)
Cost of sales	98,739	58,815	71,084

(including depreciation and impairment of 5,759, 5,126 and 4,920 and 2,373, 1,942 and 2,448 of purchases from related parties for 2008, 2009 and 2010, respectively)
Gross margin	18,203	2,206	6,941
Selling, general and administrative	6,243	3,676	3,336

Operating income (loss)	11,960	(1,470)	3,605

Income from investments in associates and joint ventures	1,650	56	451
Financing costs - net (note 18)	(2,255)	(2,847)	(2,200)

Income (loss) before taxes	11,355	(4,261)	1,856
Income tax expense (benefit) (note 19)	1,104	(4,432)	(1,479)

Net income from continuing operations (including non-controlling interests)	10,251	171	3,335
Discontinued operations, net of tax (note 5)	247	(57)	(330)

Net income (including non-controlling interests)	10,498	114	3,005

Net income attributable to:
Equity holders of the parent:
Net income from continuing operations	9,258	214	3,246
Net income from discontinued operations	208	(57)	(330)

Net income attributable to equity holders of the parent	9,466	157	2,916
Non-controlling interests:
Net income from continuing operations	993	(43)	89
Net income from discontinued operations	39	—	—

Net income attributable to non-controlling interests	1,032	(43)	89

Net income (including non-controlling interests)	10,498	114	3,005

	Year Ended December 31,
	2008	2009	2010
Earnings per common share (in U.S. dollars)
Basic common shares	6.84	0.11	1.93
Diluted common shares¹	6.83	0.11	1.72

Earnings per common share - continuing operations (in U.S. dollars)
Basic common shares	6.69	0.15	2.15
Diluted common shares¹	6.68	0.15	1.92

Earnings per common share - discontinued operations (in U.S. dollars)
Basic common shares	0.15	(0.04)	(0.22)
Diluted common shares¹	0.15	(0.04)	(0.31)

Weighted average common shares outstanding (in millions) (note 17)
Basic common shares	1,383	1,445	1,512
Diluted common shares¹	1,386	1,446	1,600

¹	Diluted common shares relate to the effect of stock options and in 2010 the conversion of convertible debt (note 17).
²	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008		2009[1]		2010

Net income (including non-controlling interests)		10,498		114		3,005

Available-for-sale investments:
Gain (loss) arising during the period net of tax (expense) benefit of 9, (3) and (22) for 2008, 2009 and 2010, respectively	(207)		22		80
Reclassification adjustments for (gain) loss included in the statement of operations net of tax expense of nil, nil and 41 for 2008, 2009 and 2010, respectively	123		(8)		(79)

	(84)		14		1
Derivative financial instruments:
(Loss) gain arising during the period net of tax (expense) benefit of (672), (34) and 89 for 2008, 2009 and 2010, respectively	1,436		59		(188)
Reclassification adjustments for (gain) loss included in the statement of operations net of tax expense (benefit) of (196), 208 and 159 for 2008, 2009 and 2010, respectively	403		(590)		(392)

	1,839		(531)		(580)
Exchange differences arising on translation of foreign operations (net of tax (expense) benefit of (12), (352) and (123) for 2008, 2009 and 2010, respectively)	(5,980)		3,100		(1,856)

Share of other comprehensive income (loss) related to associates and joint ventures	(768)		473		201

Total other comprehensive income (loss)	(4,993)		3,056		(2,234)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(4,363)		2,628		(2,310)
Non-controlling interests	(630)		428		76

		(4,993)		3,056		(2,234)

Total comprehensive income		5,505		3,170		771

Total comprehensive income attributable to:
Equity holders of the parent		5,103		2,785		606
Non-controlling interests		402		385		165

Total comprehensive income		5,505		3,170		771

[1]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

							Reserves
	Shares[1,4]		Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2007	1,422		9,269	(1,552)	20,309	23,552	4,656	(356)	807	56,685	4,850	61,535

Net income	—		—	—	—	9,466	—	—	—	9,466	1,032	10,498
Other comprehensive income (loss)	—		—	—	—	—	(6,129)	1,844	(78)	(4,363)	(630)	(4,993)

Total comprehensive income (loss)	—		—	—	—	9,466	(6,129)	1,844	(78)	5,103	402	5,505
Recognition of share based payments	2		—	62	337	—	—	—	—	399	—	399
Treasury shares (note 17)	(58)		—	(4,310)	(71)	—	—	—	—	(4,381)	—	(4,381)
Dividend (1.50 per share)	—		—	—	—	(2,068)	—	—	—	(2,068)	(508)	(2,576)
Acquisition of non-controlling interests (note 4)	—		—	—	—	—	—	—	—	—	(1,297)	(1,297)
Dilution of interest in consolidated subsidiary and others	—		—	—	—	(480)	—	—	—	(480)	612	132

Balance at December 31, 2008	1,366		9,269	(5,800)	20,575	30,470	(1,473)	1,488	729	55,258	4,059	59,317

Net income	—		—	—	—	157	—	—	—	157	(43)	114
Other comprehensive income (loss)	—		—	—	—	—	3,115	(535)	48	2,628	428	3,056

Total comprehensive income (loss)	—		—	—	—	157	3,115	(535)	48	2,785	385	3,170
Recognition of share based payments	2		—	44	(27)	—	—	—	—	17	—	17
Treasury shares (note 17)	1		—	43	(4)	—	—	—	—	39	—	39
Dividend (0.75 per share)	—		—	—	—	(1,084)	—	—	—	(1,084)	(254)	(1,338)
Offering of common shares	141	[2]	681	2,890	264	—	—	—	—	3,835	—	3,835
Acquisition of non-controlling interests (note 4)	—		—	—	—	—	—	—	—	—	(353)	(353)
Cancellation of cash settlement option on 800 convertible senior notes (note 15)	—		—	—	—	198	—	—	—	198	—	198
Issuance of bonds mandatorily convertible in shares of subsidiaries	—		—	—	—	—	—	—	—	—	684	684
Other movements	—		—	—	—	36	—	—	—	36	(168)	(132)

Balance at December 31, 2009[3]	1,510		9,950	(2,823)	20,808	29,777	1,642	953	777	61,084	4,353	65,437

Net income	—		—	—	—	2,916	—	—	—	2,916	89	3,005
Other comprehensive income (loss)	—		—	—	—	—	(1,726)	(585)	1	(2,310)	76	(2,234)

Total comprehensive income (loss)	—		—	—	—	2,916	(1,726)	(585)	1	606	165	771
Recognition of share based payments	1		—	34	123	—	—	—	—	157	—	157
Sale of treasury shares	38		—	2,362	(733)	—	—	—	—	1,629	—	1,629
Dividend (0.75 per share)	—		—	—	—	(1,132)	—	—	—	(1,132)	(128)	(1,260)
Acquisition of non-controlling interests (note 4)	—		—	—	—	90	—	—	—	90	(745)	(655)
Other movements	—		—	—	—	(4)	—	—	—	(4)	25	21

Balance at December 31, 2010	1,549		9,950	(427)	20,198	31,647	(84)	368	778	62,430	3,670	66,100

[1]	Excludes treasury shares
[2]	Includes the issuance of 29 million treasury shares
[3]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).
[4]	In millions of shares

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2009[1]	2010
Operating activities:
Net income (including non-controlling interests)	10,498	114	3,005
Discontinued operations	(247)	57	330

Net income from continuing operations (including non-controlling interests)	10,251	171	3,335
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation	4,722	4,574	4,395
Impairment	1,037	552	525
Net interest	1,501	1,500	1,445
Income tax expense (benefit)	1,104	(4,432)	(1,479)
Write-downs of inventories to net realizable value and expense related to onerous supply contracts [2]	3,287	2,596	1,189
Labor agreements and separation plans	2,503	252	46
Litigation provisions	629	(433)	145
Recycling of deferred gain on raw material hedges	—	(979)	(354)
Change in fair value of conversion options on convertible bonds and call options on ArcelorMittal shares	—	897	(427)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses net	(135)	(970)	(528)
Changes in operating assets, liabilities, provision and other operating cash activities excluding the effect from acquisitions:
Trade accounts receivable	1,969	1,355	(433)
Inventories	(7,818)	5,230	(5,540)
Interest paid and received	(1,921)	(1,419)	(1,320)
Taxes paid	(2,682)	(340)	(197)
Trade accounts payable	(2,005)	(110)	3,442
Cash received from settlement of hedges not recognized in the statement of operations	2,509	—	43
Cash paid for separation plans	—	(615)	(240)
Other working capital and provisions movements	(866)	(811)	(277)
Net cash flows provided by operating activities from discontinued operations	567	260	245

Net cash provided by operating activities	14,652	7,278	4,015

Investing activities:
Purchase of property, plant and equipment and intangibles	(5,381)	(2,709)	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired of 103, 15 and nil in 2008, 2009 and 2010, respectively	(6,174)	(120)	(75)
Investments in associates and joint ventures accounted for under equity method	(3,114)	(33)	(327)
Disposals of financial assets [3]	2,229	111	324
Other investing activities net	317	72	50
Net cash flows used in investing activities from discontinued operations	(305)	(105)	(102)

Net cash used in investing activities	(12,428)	(2,784)	(3,438)

Financing activities:
Offering of common shares	—	3,153	—
Proceeds from mandatorily convertible bonds	—	750	—
Acquisition of non-controlling interests [4]	—	—	(593)
Proceeds from short-term debt	7,072	1,681	1,362
Proceeds from long-term debt, net of debt issuance costs	14,543	9,503	8,484
Payments of short-term debt	(11,632)	(10,323)	(2,179)
Payments of long-term debt	(5,124)	(9,432)	(5,675)
Purchase of treasury shares	(4,440)	—	—
Premium paid for call options on ArcelorMittal shares	—	—	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	—	—	1,363
Sale of treasury shares for stock option exercises	68	12	8
Dividends paid (includes 391, 250 and 125 of dividends paid to non-controlling shareholders in 2008, 2009 and 2010, respectively)	(2,459)	(1,334)	(1,257)
Other financing activities net	(54)	(325)	(109)
Net cash flows used in financing activities from discontinued operations	(106)	(32)	(48)

Net cash used in financing activities	(2,132)	(6,347)	(7)

Effect of exchange rate changes on cash	(376)	196	(159)

Net increase (decrease) in cash and cash equivalents	(284)	(1,657)	411
Cash and cash equivalents:
At the beginning of the year	7,860	7,576	5,919

Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	—	—	(123)

At the end of the year	7,576	5,919	6,207

[1]	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3)
[2]	Refer to note 7 for more information on inventory write-downs and note 20 for more information on onerous contracts
[3]	Refer to note 5, 11 and 12 for more information on disposals of investments
[4]

Due to the adoption of IFRS 3 (revised) and IAS 27 (revised), acquisition of non-controlling interests after January 1, 2010 have been classified as equity transactions and are presented within financing activities. See note 1 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal”, or “Mittal Steel”, or the “Company”), together with its subsidiaries, is a manufacturer of steel and steel related products. ArcelorMittal owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 18, 2011 by the Company’s Board of Directors.

The principal subsidiaries of the Company in 2010 were as follows:

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Stainless Steel
ArcelorMittal Inox Brasil S.A.	Acesita or ArcelorMittal Inox Brasil	Brazil
ArcelorMittal Stainless Belgium N.V.	AMSB	Belgium

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and certain non-current assets held for distribution, which are measured at fair value, and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Following the approval by the board of directors of ArcelorMittal held on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Consequently, the following presentation is applied:

Statements of Financial Position

•

As of December 31, 2010, all assets related to Aperam entities (current and non-current) are reclassified and disclosed separately in a single line item as “Assets held for sale and distribution” and classified as current assets. Likewise, all liabilities are reclassified and disclosed separately in a single line item as “Liabilities held for sale and distribution” and classified as current liabilities.

•	Prior years are not subject to changes in presentation.

Statements of Operations

•

For all periods presented, all line items of the Statement of Operations are reclassified into continuing and discontinued operations. Net post-tax results of discontinued operations are presented as “Discontinued operations, net of tax” or “Net income from discontinued operations”.

•	Earnings per Share is presented for continuing and discontinued operations and for total net results

Statements of Cash Flows

•

For all periods presented, all line items of the Statement of Cash Flows are reclassified into continuing and discontinued operations. Contributions from discontinued operations are presented in three separate line items: “Cash flows provided by operating activities from discontinued operations”, “ Cash flows used in investing activities from discontinued operations” and “Cash flows used in financing activities from discontinued operations”

Additional information detailing assets and liabilities held for distribution and discontinued operations are provided in note 5.

Adoption of new IFRS standards, amendments and interpretations applicable in 2010

Unless otherwise indicated below, the following new standards, amended standards, or interpretations were adopted by the Company on January 1, 2010 and did not have a material impact on the consolidated financial statements of ArcelorMittal.

•	IFRS 1 (revised), “First Time Adoption of International Financial Reporting Standards” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

•	IFRS 2 (revised), “Share-based Payment”

•	IFRS 3 (revised), “Business Combinations” and IAS 27 (revised), “Consolidated and Separate Financial Statements”

During 2010, there were two transactions, which were accounted for under these standards as further discussed in note 4.

•	IFRS 5 (revised), “Non-current Assets Held for Sale and Discontinued Operations” (see note 5)

•	IAS 28, “Investments in Associates”

•	IAS 39, “Financial Instruments: Recognition and Measurement”

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

•	IFRIC 17, “Distributions of Non-cash Assets to Owners”

•	Amendments to IFRS 2, “Share-based Payment”

•	Amendments to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•	Amendments to IFRS 8, “Operating Segments”

•	Amendments to IAS 1, “Presentation of Financial Statements”

•	Amendments to IAS 7, “Statement of Cash Flows”

•	Amendments to IAS 17, “Leases”

•	Amendments to IAS 36, “Impairment of Assets”

•	Amendments to IAS 38, “Intangible Assets”

•	Amendments to IAS 39, “Financial Instruments: Recognition and Measurement”

•	Amendments to IFRIC 9, “Reassessment of Embedded Derivatives”

•	Amendments to IFRIC 16, “Hedges of a Net Investment in a Foreign Operation”

New IFRS standards and interpretations applicable from 2011 onward

Unless otherwise indicated below, the Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of these new standards, interpretations, or amendments. The Company does not plan to early adopt any of these new standards, interpretations, or amendments.

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

On October 7, 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures as part of its comprehensive review of off-balance sheet activities. The amendments are intended to provide users of financial statements additional information regarding financial assets (for example, securitizations), including the possible effects of risks that remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are to be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted.

•	IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9, “Financial Instruments” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:

•

The replacement of the multiple classification and measurement models in IAS 39, “Financial Instruments: Recognition and Measurement” with a single model that has only two classification categories: amortized cost and fair value.

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

In November 2009, the IASB amended IAS 24, “Related Party Disclosures” for annual periods beginning on or after January 1, 2011, with earlier application permitted. The revisions simplify the disclosure requirements for government-related entities and clarify the definition of a related party. The Company and its subsidiaries do not meet the definition of government-related entities as they are neither controlled, jointly controlled, nor significantly influenced by any government. Therefore, the adoption of this standard will not have any impact of the financial statements of the group.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

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

On May 6, 2010, the IASB issued Improvements to IFRSs, a collection of amendments to seven standards. Some of the amendments are effective for annual periods beginning on or after January 1, 2011, and others for annual periods beginning on or after July 1, 2010, although entities are generally permitted to adopt them earlier. The following amendments will not have a material impact on the consolidated financial statements of ArcelorMittal.

•	Amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards Accounting”

The amendments to IFRS 1 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosure regarding accounting policy changes in the year of adoption, the revaluation basis as deemed cost and the use of deemed cost for operations subject to rate regulation.

•	Amendments to IFRS 3, “Business Combinations”

The amendments to IFRS 3 are effective for annual periods beginning on or after July 1, 2010 and clarify the transition requirements for contingent consideration from a business combination that occurred before the effective date of the revised standard, measurement of non-controlling interests and un-replaced and voluntarily replaced share-based payment awards.

•	Amendments to IFRS 7, “Financial Instruments: Disclosures”

The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosures requirements regarding the exposure of financial instruments to credit risk.

•	Amendments to IAS 1, “Presentation of Financial Statements”

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosure requirements regarding other comprehensive income in the statement of change in equity.

•

Transition requirements for amendments arising as a result of IAS 27, “Consolidated and Separate Financial Statements” (as amended in 2008) are effective for annual periods beginning on or after July 1, 2010. These transition requirements clarify the prospective and/or retrospective application of the amendments made to IAS 21, “The effect of Changes in Foreign Exchange Rates” regarding the disposal or partial disposal of a foreign operation, IAS 28, “Investments in Associates” and IAS 31, “Interests in Joint Venture” regarding accounting for investments in separate financial statements.

•	Amendments to IAS 34, “Interim Financial Reporting”

The amendments to IAS 34 are effective for annual periods beginning on or after January 1, 2011 and clarify the disclosures regarding the significant events and transactions in interim financial statements.

•	Amendments to IFRIC 13, “Customer Loyalty Programmes”

The amendments to IFRIC 13 are affective for annual periods beginning on or after January 1, 2011 and clarify the measurement of the awards credits’ fair value.

On December 20, 2010, the IASB issued an amendment to IAS 12, “Income Taxes” and two amendments to IFRS 1, “First-time Adoption of International Financial Reporting Standards”. The amendment to IAS 12 introduces a presumption that recovery of the carrying amount of deferred tax relating to an asset will normally be through sale. The two amendments to IFRS 1 will not affect the consolidated financial statements of ArcelorMittal, as the Company is not a first-time adopter of IFRS.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its Operating Subsidiaries, and its respective interest in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date of acquisition, which is considered the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Generally, control is presumed to exist when the Company holds more than half of the voting rights.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which are not Operating Subsidiaries. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. In addition, jointly controlled entities are companies over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized gains and losses of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 15, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

Intra-company balances and transactions, including income, expenses and dividends, are eliminated in the preparation of the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the statement of operations and within equity in the consolidated statement of financial position.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Changes in significant accounting policies

Business combinations

From January 1, 2010, the Company has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy has been applied prospectively.

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to ArcelorMittal. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Company takes into consideration potential voting rights that currently are exercisable.

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed. When the result is negative, a bargain purchase gain is recognized in the statement of operations. Any costs directly attributable to the business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted as equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the statement of operations.

Previously, the cost of the acquisition of subsidiaries and businesses was measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by ArcelorMittal in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

Accounting for acquisitions of non-controlling interests

From January 1, 2010, the Company has applied IAS 27 Consolidated and Separate Financial Statements (2008) in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively.

Under the new accounting policy, acquisition of non-controlling interests, which do not result in a change of control are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests shall be adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognized directly in equity and attributed to the owners of the parent.

Previously, goodwill was recognized on the acquisition of non-controlling interests in a subsidiary, which represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of the transaction.

Significant accounting policies

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas S.A. de C.V., ArcelorMittal Brasil, ArcelorMittal Canada Inc., ArcelorMittal Mines Canada Inc. and ArcelorMittal Temirtau, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati S.A., whose functional currency is the euro.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing at the statement of financial position date and the related transaction gains and losses are reported in the consolidated statement of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statement of comprehensive income.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

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

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, escrow accounts created as a result of acquisitions, and various other deposits or required balance obligations related to letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the statement of cash flows.

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

ArcelorMittal’s policy is to record an allowance and charge to expense when a specific account is deemed uncollectible and to provide for each receivable over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable. Trade receivables between 60 days and 180 days are provided for based on estimated unrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost inclusive of freight and shipping and handling costs. Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the statement of operations.

Goodwill and negative goodwill

Goodwill arising on an acquisition is recognized as previously described in business combination.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units, which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts of the groups of cash-generating units are determined from the higher of fair value less cost to sell or value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

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

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties. Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically are not to exceed five years. Amortization is included in the statement of operations as part of depreciation.

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

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Cost includes professional fees and, for assets constructed by the Company, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Property, plant and equipment except land are depreciated using the straight-line method over the useful lives of the related assets, which are presented in the table below.

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

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are depreciated on a unit of production basis. Unit of production is based on the available estimate of proven and probable reserves.

Pre-production expenditure such as exploration and evaluation assets are capitalized only when the mining entity’s management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company.

The capitalization can be justified through feasibility study, valuation report or similar positive assessment done by an external expert; through business plan, project plan, business forecast or other assessment prepared and validated by the management or; through management’s knowledge and expertise derived from similar projects.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Capitalization of pre-production expenditure ceases when the mining property is capable of commercial production as it is intended by the management. General administration costs that are not directly attributable to a specific exploration area are charged to the statement of operations.

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

The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset.

Investment in associates, joint ventures and other entities

Investments in associates and joint ventures, in which ArcelorMittal has the ability to exercise significant influence, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and any impairment incurred.

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

Assets held for sale and distribution

Non-current assets, and disposal groups, are classified as held for sale and distribution, and are measured at the lower of carrying amount and fair value less costs to sell or to distribute. Assets and disposal groups are classified as held for sale and for distribution if their carrying amount will be recovered through a sale or a distribution transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale or distribution in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale and distribution are presented separately on the statement of financial position and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment of wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for ArcelorMittal.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

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

Provisions for restructuring relate to the estimated costs of initiated reorganizations that have been approved by the Group Management Board “GMB”, and which involve the realignment of certain parts of the industrial and commercial organization. When such reorganizations require discontinuance and/or closure of lines or activities, the anticipated costs of closure or discontinuance are included in restructuring provisions. A liability is recognized for those costs only when the Company has a detailed formal plan for the restructuring and has raised a valid expectation with those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the statement of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operation loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Financial instruments

Derivative financial instruments

See the critical accounting judgments section of this note.

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

Investments in privately held companies that are not considered equity method investments and for which fair value is not readily determinable are carried at cost.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

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

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded on the statement of financial position at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess allowances are recognized in the statement of operations. If at the statement of financial position date the Company is short of emission rights, it will record a provision through the statement of operations.

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

Segment reporting

ArcelorMittal reports its operations in five reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”) and Distribution Solutions.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Following the approvals by the board of directors of ArcelorMittal on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The Company is organized in seven operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the Group Management Board. Operating segments are aggregated when they have similar economic characteristics (similar long-term average gross margins) and are similar in the nature of products and services, the nature of production processes, customers, the methods used to distribute products or provide services, and the regulatory environment. The Long Carbon Americas, Long Carbon Europe, and Tubular Products operating segments have been aggregated for reporting purposes.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual operating segments.

Geographical information is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual geographical areas.

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

The most common purchase accounting adjustments relate to the following assets and liabilities:

•	The fair value of identifiable intangible assets (generally, patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

•	Property, plant and equipment is recorded at fair value, or, if fair value is not available, depreciated replacement cost.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Determining the estimated useful lives of tangible and intangible assets acquired requires judgment, as different types of assets will have different useful lives and certain intangible assets may be considered to have indefinite useful lives.

If the fair value of the net assets acquired exceeds their acquisition cost, the excess is recognized as a gain in the statement of operations.

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

Note 19 describes the total deferred tax assets recognized in the consolidated statement of financial positions and the estimated future taxable income required to utilize the recognized deferred tax assets.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Impairment of Tangible and Intangible Assets, including Goodwill

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, it is not possible to estimate the recoverable amount of the individual asset because the cash flows are not independent from that of the cash generating unit to which it belongs. Accordingly, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company determined it has 78 cash generating units, excluding discontinued operations.

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

Goodwill has been allocated at the level of the Company’s seven operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 25 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the statement of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the statement of operations in the periods when the hedged item is recognized in the statement of operations and within the same line item.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 3: ACQUISITIONS

Acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. Goodwill recognized through the acquisitions discussed below is primarily attributable to potential strategic and financial benefits expected to be realized associated with future revenue growth and access to new markets.

There were no significant acquisitions during the year ended December 31, 2010. Significant acquisitions made during the years ended December 31, 2008 and 2009 include:

Unicon

On April 4, 2008, the Company completed the acquisition of Industrias Unicon (“Unicon”), Venezuela’s leading manufacturer of welded steel pipes for a total consideration of 350 (336 net of 14 of cash acquired). The Company completed the purchase price allocation in 2009. Intangible assets were recognized for a total amount of 130 with respect to the valuation of trade mark and customer relationships. The acquisition of Unicon resulted in the consolidation of total assets of 591 and total liabilities of 413. The final goodwill amounted to 158. The net result consolidated since the acquisition date amounted to 16, for the year ended on December 31, 2008.

Russian coal mines

On April 10, 2008, the Company completed the acquisition from Severstal of three coal mines (Berezovskaya, Pervomayskaya and Anzherskaya) and associated assets located in the Kemerovo region in Russia for a total consideration of 720 (715 net of 5 of cash acquired) consisting of 272 for the shares and 448 related to a debt repayment. The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was stated at 365 and goodwill amounted to 169. The acquisition of the Russian coal mines resulted in the consolidation of total assets of 887 and total liabilities of 789. The operating subsidiary has been subsequently renamed ArcelorMittal Northern Kuzbass. The net result consolidated since the acquisition date amounted to (14), for the year ended on December 31, 2008.

Bayou Steel

On July 31, 2008, ArcelorMittal completed the acquisition of Bayou Steel, LLC, a producer of structural steel products with facilities in LaPlace, Louisiana and Harriman, Tennessee (USA) for a total consideration of 509 (504 net of 5 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Bayou Steel resulted in the consolidation of total assets of 494 and total liabilities of 153. The final goodwill amounted to 163. The operating subsidiary has been subsequently renamed ArcelorMittal LaPlace. The net result consolidated since the acquisition date amounted to (14), for the year ended on December 31, 2008.

Mid Vol and Concept

On June 30, 2008, the Company completed the acquisition of Mid Vol Coal Group for a total consideration of 491 (453 net of 38 of cash acquired). On August 18, 2008, ArcelorMittal finalized the acquisition of Concept Group for a total consideration of 166 (152 net of 14 of cash acquired). These acquisitions operate coal mines in the states of West Virginia and Virginia (USA). The Company completed the purchase price allocation in 2009. The fair value of the mining reserves was 474 for Mid Vol and 177 for Concept. The acquired liabilities included 551 assigned to unfavorable selling contracts that are being amortized over the term of the associated contracts ranging from four months to two years. The acquisition of Mid Vol and Concept resulted in the consolidation of total assets of 1,061 and total liabilities of 655. The goodwill was 145 for Mid Vol and 54 for Concept. The operating subsidiary was subsequently renamed ArcelorMittal Princeton. The net result consolidated since the acquisition date amounted to 41, for the year ended on December 31, 2008.

London Mining

On August 20, 2008, the Company acquired London Mining South America Limited, an iron ore mine located in the Serra Azul region in Brazil for a total consideration of 818 (813 net of 5 of cash acquired) consisting of 772 for the shares and 46 related to a debt repayment. Following the finalization of the allocation of the purchase price in 2009, the mining reserve was stated at 319 and goodwill amounted to 441. The acquisition of London Mining resulted in the consolidation of total assets of 405 and total liabilities of 79. The operating subsidiary was subsequently renamed ArcelorMittal Serra Azul. The net result consolidated since the acquisition date amounted to (9), for the year ended on December 31, 2008.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Koppers Monessen

On October 1, 2008, the Company completed the acquisition of Koppers Monessen Partners LP, a coke plant located in Monessen, Pennsylvania (USA) for a total consideration of 170 (169 net of 1 of cash acquired). The Company completed the purchase price allocation in 2009. The acquisition of Koppers Monessen resulted in the consolidation of total assets of 152 and total liabilities of 137. The resulting final goodwill amounted to 154. The acquired assets included 61 assigned to favorable coal purchase contracts and the acquired liabilities included 125 assigned to unfavorable coal supply contracts. As the unfavorable coal supply contracts were supplying the Company itself, a gain of 125 was recognized after the acquisition as a result of the settlement of pre-existing relationship between the acquirer and the acquiree. The net result consolidated since the acquisition date amounted to (16), for the year ended on December 31, 2008.

DSTC FZCO

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which acquired the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates, for a total consideration of 67. An option for an additional 10% stake was available to be exercised between September 1, 2010 and January 31, 2011. This option was not exercised. The acquisition of DSTC FZCO resulted in the consolidation of total assets of 83 and total liabilities of 32. The final goodwill amounted to 36. The net result consolidated since the acquisition date amounted to 1, for the year ended on December 31, 2009.

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

Total consideration paid was 2 and cash acquired was 15. Total debt assumed amounted to 80. The purchase was made under section 363 of Chapter 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan. The acquisition of Noble BV resulted in the consolidation of total assets of 236 and total liabilities of 195. The final negative goodwill amounted to 39. The net result consolidated since the acquisition date amounted to (8), for the year ended on December 31, 2009.

Summary of significant acquisitions

The tables below summarize the estimated fair value of the assets acquired and liabilities assumed for significant acquisitions:

Summary of significant acquisitions	2008							2009
	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel	Others	DSTC(1)	Noble(1)
Current assets	145	35	280	54	25	202	320	56	90
Property, plant and equipment	716	736	181	350	40	212	336	1	105
Intangible assets	—	190	128	—	61	80	22	26	—
Other assets	26	100	2	1	26	—	25	—	26

Total assets acquired	887	1,061	591	405	152	494	703	83	221

Current liabilities	179	172	255	54	137	44	185	31	100

Long-term debt	449	—	78	15	—	2	138	—	92
Other long-term liabilities	125	426	6	3	—	11	8	1	3
Deferred tax liabilities	36	57	68	7	—	96	4	—	—
Non-controlling interests	—	—	6	—	—	—	—	—	—

Total liabilities assumed	789	655	413	79	137	153	335	32	195

Total net assets	98	406	178	326	15	341	368	51	26

Non-controlling interests	—	—	—	—	—	—	75	20	—

Net assets acquired	98	406	178	326	15	341	293	31	26

Cash paid, net	715	605	336	813	169	504	411	67	(13)

Debt repayment	(448)	—	—	(46)	—	—	(117)	—	—
Debt outstanding on acquisition	—	—	—	—	—	—	76	—	—

Purchase price, net	267	605	336	767	169	504	370	67	(13)

Goodwill	169	199	158	441	154	163	89	36	—

Negative goodwill							(12)		(39)

[1]	During 2010, the Company finalized the purchase price allocation for DSTC and Noble. The 2009 information has been adjusted retrospectively as required by IFRS 3.

The total purchase price for the significant acquisitions consists of the following:

	2008						2009
	Russian coal mines	Mid Vol & Concept	Unicon	London Mining	Koppers Monessen	Bayou Steel	DSTC	Noble
Cash paid to stockholders, gross	719	655	349	814	170	509	67	2
Transaction related fees	1	2	1	4	—	—	—	—

Total purchase price	720	657	350	818	170	509	67	2
Debt repayment	(448)	—	—	(46)	—	—	—	—
Cash acquired	(5)	(52)	(14)	(5)	(1)	(5)	—	(15)

Total purchase price, net	267	605	336	767	169	504	67	(13)

During 2010, the Company finalized the purchase price allocation for DSTC and Noble. The 2009 information has been adjusted retrospectively as required by IFRS 3 as follows:

	Preliminary allocation	Adjustments	Final allocation
Current assets	147	(1)	146
Property, plant & equipment	106	—	106
Intangible assets	26	—	26
Other assets	—	26	26

Total assets acquired	279	25	304

Current liabilities	169	(38)	131
Long-term loan	92	—	92
Other long-term liabilities	4	—	4
Non-controlling interests	10	10	20

Total liabilities assumed	275	(28)	247

Total net assets acquired	4	53	57
Purchase price, net	54	—	54

Goodwill (Negative Goodwill)	50	(53)	(3	)(1)

(1)	Includes goodwill of 36

As a result of the finalization of the purchase price allocation made in 2009 net income for the year ended December 31, 2009 was increased by 39.

Pro Forma Results

The following pro forma financial information presents the results of operations of ArcelorMittal for 2008 as if all acquisitions (including acquisitions of non-controlling interests) had occurred as of the beginning of 2008. The pro forma financial information is not necessarily indicative of what consolidated results of operations would have been had the acquisitions been completed on January 1, 2008. Pro forma information was not presented for 2009 as the impact was not material.

Unaudited Pro Forma for the year ended December 31,
2008
Sales	125,614
Net income (including non-controlling interests)	9,468
Per share amounts
Basic earnings per common share	6.85
Diluted earnings per common share	6.83

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, the Company acquired additional non-controlling interests during 2008, 2009 and 2010.

ArcelorMittal Kryviy Rih

The Company’s ownership in ArcelorMittal Kryviy Rih increased from 94.66% in 2007 to 95.02% in 2008 and 95.13% in 2009. In 2009, the reduction in non-controlling interests was 6 and the resulting goodwill amounted to 1. In 2008, the reduction in non-controlling interests was 18 and the resulting goodwill amounted to 38.

ArcelorMittal Inox Brasil

On April 4, 2008, the Company completed the delisting offer to acquire all of the remaining outstanding shares of ArcelorMittal Inox Brasil. Following the squeeze out, the Company’s stake increased from 57.4% to 100% for a total consideration of 1,757. The transaction resulted in a reduction of non-controlling interests of 863 and goodwill of 894.

Acindar

On November 20, 2008, the Company completed the delisting offer to acquire all of the remaining outstanding shares of Acindar Industria Argentina de Aceros S.A. Following the squeeze out, the Company acquired a 35% stake for a total consideration of 564. The transaction resulted in a reduction of non-controlling interests of 321 and goodwill of 243.

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

In January 2010, ArcelorMittal completed the acquisition of an additional ownership interest of 13.88% of ArcelorMittal Ostrava for a total consideration of 373. The Company’s stake increased from 82.55% to 96.43%. The transaction resulted in a reduction of non-controlling interests of 436. As required by IFRS 3 (revised) and IAS 27 (revised), the Company recorded an increase of 63 directly in equity.

On July 23, 2010, the Company completed the acquisition of 3.57% of the remaining outstanding shares of ArcelorMittal Ostrava. The Company’s stake increased from 96.43% to 100% for a total consideration of 84. The transaction resulted in a reduction of non-controlling interests of 98 and an increase in equity of 14.

Rozak

On February 12, 2010, the non-controlling shareholders of Rozak representing the remaining 30% not held by ArcelorMittal exercised their put option included in the original purchase agreement. The Company had previously recognized the acquisition of these shares and had recorded a liability amounting to 31, which was settled in January 2011.

Zaklady K Zdzieszowice

On September 20, 2010, ArcelorMittal Poland acquired the remaining 8.5% (58,751 shares) of Zaklady K Zdzieszowice (“ZKZ”) from the Polish State Treasury for a cash consideration of 130. Following that transaction, ZKZ is a fully owned subsidiary of ArcelorMittal Poland. The net value of interests acquired was 120 and the Company recorded an increase of 10 in equity.

The tables below summarize the acquisition of non-controlling interests:

	2008
	Inox Brazil	Acindar	Others	Total
Non-controlling interests	863	321	181	1,365

Cash paid, net	1,757	564	327	2,648
Debt outstanding on acquisition	—	—	—	—

Purchase price, net	1,757	564	327	2,648

Goodwill	894	243	163	1,300

Negative Goodwill	—	—	(17)	(17)

	2009
	Ostrava	Others	Total
Non-controlling interests	344	9	353

Cash paid, net	55	11	66
Debt outstanding on acquisition	207	—	207

Purchase price, net	262	11	273

Goodwill	—	2	2

Negative Goodwill	(82)	—	(82)

	2010
	Ostrava	ZKZ	Others	Total
Non-controlling interests	534	120	91	745

Cash paid, net	457	130	10	597
Debt outstanding on acquisition	—	—	58	58

Purchase price, net	457	130	68	655

Adjustment to equity (in accordance with IAS 27 (2008))	(77)	10	(23)	(90)

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 million bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until 10 business days before conversion. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which are publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2010, the mandatory convertible bond is recorded as non-controlling interests of 684 and debt of 15. (See note 15).

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE AND FOR DISTRIBUTION

Assets and liabilities held for sale

On August 30, 2007, the Company acquired a 76.9% stake in the German gas distribution company Saar Ferngas AG (“Saar Ferngas”) for total consideration of 542. Following the contribution of the total stake in Saar Ferngas of 540 on January 23, 2009 to an ArcelorMittal associated company Soteg, the stake held by ArcelorMittal in Soteg, a Luxembourg gas and electricity producer and distributor, increased from 20% to 26.15%. This was a non-cash investing activity. On February 16, 2009, ArcelorMittal sold 2.48% of Soteg to the Government of Luxembourg and Société Nationale de Crédit et d’Investissement (“SNCI”), a Luxembourg government controlled investment company for proceeds of 58 and a gain of 3.

On October 9, 2009, the Company signed an agreement to divest its 28.6% stake in Wabush Mines in Canada. Wabush Mines was part of the Flat Carbon Americas reportable segment. Liabilities of 11 were classified as held for sale as of December 31, 2009. The total cash consideration received was 38 and the transaction was completed on February 1, 2010. A gain of 42 was recognized with respect to the disposal of this equity method investment.

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of 119 was recognized with respect to goodwill in the amount of 16, and property, plant and equipment in the amount of 103 and included as cost of sales in the statement of operations. Inventories and trade receivables were written down by 3.

Asset and liabilities held for distribution

Following the approvals by ArcelorMittal’s board on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations have been presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. See note 27 for discussion of shareholder approval.

The table below provides details of the amounts presented in the statement of operations with respect to discontinued operations:

	Statement of operations for the year ended December 31,
	2008	2009	2010

Sales	7,994	4,089	5,418
Cost of sales	7,282	4,059	5,689

(including depreciation and impairment of 345, 332 and 929 for 2008, 2009 and 2010, respectively)
Gross margin	712	30	(271)
Selling, general and administrative	347	199	209

Operating income (loss)	365	(169)	(480)

Income from investments in associates and joint ventures	3	2	9
Financing costs - net	(97)	30	145

Income (loss) before taxes	271	(137)	(326)
Income tax expense (benefit)	24	(80)	4

Net income (loss) (including non-controlling interests)	247	(57)	(330)

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

In accordance with IFRS 5, the Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets held for distribution at December 7, 2010. The fair value of these assets has been estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively.

The measurement of the fair value of the assets and liabilities held for distribution represents a Level 3 fair value measurement. As discussed in note 16, Level 3 measurements are based on inputs that are not based on observable market data and require management assumptions or inputs from unobservable markets. The measurement is most sensitive to changes in the selected trading multiple of comparable companies as well as the projected 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the stainless steel business. A 5% increase or decrease in either the trading multiple of comparable companies or the forecasted 2011 EBITDA, would, holding all other assumptions constant, result in an 270 decrease or increase to the impairment loss recognized within discontinued operations, respectively.

The table below provides details of the amounts presented in the statement of other comprehensive income with respect to discontinued operations:

	Statement of other comprehensive income for the year Ended December 31
	2008	2009	2010
Net income (loss) (including non-controlling interests)	247	(57)	(330)
Available-for-sale investments	(32)	12	(1)
Derivative financial instruments:	(28)	45	(1)
Exchange differences arising on translation of foreign operations	(845)	597	(11)

Total Comprehensive income	(658)	597	(343)

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances in the statement of financial position:

December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	123
Trade accounts receivable and other	387
Inventories	1,520
Prepaid expenses and other current assets	148

Total current assets	2,178

Non-current assets:
Goodwill and intangible assets	1,360
Property, plant and equipment	3,048
Other investments	183
Deferred tax assets	69
Other assets	80

Total non-current assets	4,740

Total assets	6,918

December 31, 2010
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	66
Trade accounts payable and other	769
Short-term provisions	41
Accrued expenses and other liabilities	365
Income tax liabilities	11

Total current liabilities	1,252

Non-current liabilities:
Long-term debt, net of current portion	121
Deferred tax liabilities	347
Deferred employee benefits	181
Long-term provisions	126
Other long-term obligations	10

Total non-current liabilities	785

Total liabilities	2,037

NOTE 6: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2009	2010
Gross amount	6,132	5,994
Allowance for doubtful accounts	(382)	(269)

Total	5,750	5,725

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

Included in ArcelorMittal’s trade accounts receivable balance are debtors with a carrying amount of 4,459 and 4,618 as of December 31, 2009 and 2010, respectively, which were not past due at the reporting date.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2009	2010
Flat Carbon Americas	701	515
Flat Carbon Europe	831	979
Long Carbon Americas and Europe	1,740	2,025
Distribution Solutions	1,412	1,561
AACIS	584	524
Stainless Steel ¹	290	—
Other activities	192	121

Total	5,750	5,725

¹	Stainless steel has been presented as discontinued operations as of December 31, 2010. See note 5.

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2009	2010
Europe	3,318	3,421
North America	752	773
South America	1,015	793
Africa and Asia	528	588
Middle East	137	150

Total	5,750	5,725

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2009			2010
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,459	(61)	4,398	4,618	(44)	4,574
Past due 0-30 days	862	(13)	849	745	(11)	734
Past due 31-60 days	237	(19)	218	164	(3)	161
Past due 61-90 days	84	(6)	78	62	(6)	56
Past due 91-180 days	119	(13)	106	116	(11)	105
More than 180 days	371	(270)	101	289	(194)	95

Total	6,132	(382)	5,750	5,994	(269)	5,725

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2007	Additions	Deductions/ Releases	Others		Balance as of December 31, 2008
417	68	(81)	(33)		371

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others		Balance as of December 31, 2009
371	66	(73)	18		382

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others		Balance as of December 31, 2010
382	47	(122)	(38	)*	269

*	Includes (15) related to the transfer of doubtful accounts to assets held for sale and distribution

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2010 of €2,855 million, 750 and CAD 215 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the statement of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2008, 2009 and 2010 were 37,374, 21,820 and 29,503, respectively, (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs reflecting the discount granted to the acquirers of the accounts receivable recognized in the statement of operations, excluding amounts presented as discontinued operations, amounted to 205, 102 and 110 in 2008, 2009 and 2010, respectively. As a result of the distribution of the stainless business, the euro portion of the program will be reduced by €250 million.

NOTE 7: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,540 and 1,304 as of December 31, 2009 and 2010, respectively, is comprised of the following:

	December 31,
	2009	2010
Finished products	5,391	6,321
Production in process	3,513	4,038
Raw materials	5,921	7,263
Manufacturing supplies, spare parts and other	2,010	1,961

Total	16,835	19,583

The amount of inventory pledged as collateral was 116 and 44 as of December 31, 2009 and 2010, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2007	Additions	Deductions/ Releases	Others		Balance as of December 31, 2008
799	3,049	(303)	(26)		3,519

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others		Balance as of December 31, 2009
3,519	2,374	(4,405)	52		1,540

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others		Balance as of December 31, 2010
1,540	1,084	(1,096)	(224	)*	1,304

*	Includes (141) related to the transfer of allowance for obsolescence to assets held for sale and distribution

Due to the sharp decline in the market prices of raw materials and steel demand in the last quarter of 2008 and continuing through 2010, the Company wrote down its inventory to its net realizable value. The amount of write-down of inventories to net realizable value recognized as an expense was 3,049, 2,374 and 1,084 in 2008, 2009 and 2010, respectively, and was reduced by 303, 4,405 and 1,096 in 2008, 2009 and 2010, respectively, due to normal inventory consumption.

NOTE 8: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Other current assets consist of advance payments to taxing and other public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, and other, which is made up of advances to employees, prepayments, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2009	2010
VAT recoverable	1,298	1,694
Income tax receivable	983	434
Revaluation of derivative financial instruments	735	523
Other	1,196	1,509

Total	4,212	4,160

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisitions	Concessions, patents and licenses	Favorable contracts	Other	Total
Cost
At December 31, 2008	15,013	935	1,128	1,819	18,895
Acquisitions	52	32	—	12	96
Disposals	(116)	(12)	(59)	(1)	(188)
Foreign exchange differences	595	77	21	107	800
Transfers and other movements	11	31	(23)	76	95

At December 31, 2009	15,555	1,063	1,067	2,013	19,698

Acquisitions	—	20	—	155	175
Disposals	—	(9)	—	—	(9)
Foreign exchange differences	(427)	(45)	(46)	(90)	(608)
Transferred to asset held for sale and distribution	(1,795)	(105)	—	(270)	(2,170)
Transfers and other movements	(15)	15	(152)	21	(131)

At December 31, 2010	13,318	939	869	1,829	16,955

Accumulated amortization and impairment losses
At December 31, 2008	837	228	919	275	2,259
Disposals	(116)	(9)	(59)	(1)	(185)
Amortization charge[1]	—	80	128	242	450 [1]
Foreign exchange differences	11	46	22	34	113
Transfers and other movements	(5)	40	(10)	2	27

At December 31, 2009	727	385	1,000	552	2,664

Disposals	—	(7)	—	—	(7)
Amortization charge¹	—	139	34	247	420¹
Impairment and reduction of goodwill	16	28	—	—	44
Foreign exchange differences	(14)	(28)	(45)	(37)	(124)
Transferred to asset held for distribution	—	(94)	—	(118)	(212)
Transfers and other movements	—	(55)	(151)	3	(203)

At December 31, 2010	729	368	838	647	2,582

Carrying amount
At December 31, 2009	14,828	678	67	1,461	17,034

At December 31, 2010	12,589	571	31	1,182	14,373

¹	Including amortization with respect to discontinued operations of 43 and 29 for the years ended December 31, 2009 and 2010, respectively.

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

	Net value December 31, 2008	Acquisitions (including non-controlling interests)	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2009

Flat Carbon Europe	3,005	—	190	—	3,195
Flat Carbon Americas	4,077	—	2	—	4,079
Long Carbon Europe	1,237	—	43	—	1,280
Long Carbon Americas	1,752	—	7	—	1,759
Tubular Products	158	—	—	—	158
AACIS	1,512	1	5	—	1,518
Stainless Steel ¹	1,485	—	303	—	1,788
Distribution Solutions	950	51	50	—	1,051

TOTAL	14,176	52	600	—	14,828

	Net value December 31, 2009	Transfer to asset held for distribution	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2010

Flat Carbon Europe	3,195	—	(173)	—	3,022
Flat Carbon Americas	4,079	—	—	—	4,079
Long Carbon Europe	1,280	—	(92)	—	1,188
Long Carbon Americas	1,759	—	(2)	—	1,757
Tubular Products	158	—	(79)	—	79
AACIS	1,518	—	(3)	(16)	1,499
Stainless Steel ¹	1,788	(1,795)	7	—	—
Distribution Solutions	1,051	—	(71)	(15)	965

TOTAL	14,828	(1,795)	(413)	(31)	12,589

¹	See note 5 for discussion of the valuation of the stainless steel business which has been presented as discontinued operations.

Goodwill acquired in business combinations and the acquisition of non-controlling interests, prior to the adoption of IAS 27 (2008) has been allocated to the Company’s operating segments and presented in the table above. This represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill is tested at the group of cash generating units (“GCGU”) level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level. The recoverable amounts of the GCGUs are determined based on their value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the GCGUs as the carrying value of the GCGUs was lower than their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates and expected changes to average selling prices, shipments and direct costs during the period.

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

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Stainless Steel		Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2009 (in %)	13.9	13.8	14.1	16.2	20.2	17.6	14.8		13.6
GCGU weighted average pre-tax discount rate used in 2010 (in %)	10.9	12.2	10.5	13.2	14.9	14.4	—	(1)	12.1

(1)	See note 5 for discussion of the stainless steel business which has been presented as discontinued operations.

When estimating average selling price, the Company used a range of assumptions between $640 per tonne and $886 per tonne which remain stable for the next four years depending on the markets in which each GCGU is operating.

The value in use calculated for all GCGUs remained stable in 2010 compared to 2009, except for AACIS whose value in used increased as a result of higher operating results. The results of the Company’s goodwill impairment test as of November 30, 2010 for each GCGU did not result in an impairment of goodwill as the value in use exceeded, in each case, the carrying value of the GCGU.

In validating the value in use determined for the GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2010. Management believes that reasonably possible changes in key assumptions would not cause an impairment loss to be recognized in respect of any GCGU.

As required by IAS 36, in connection with its agreement to sell the Anzherskaya mine, the Company allocated a portion of goodwill to the mine and then performed an impairment test which resulted in an impairment of goodwill of 16.

At December 31, 2009 and 2010, the Company had 17,034 and 14,373 of intangible assets, of which 14,828 and 12,589 represented goodwill, respectively. Other intangible assets of 1,461 and 1,182 as of December 31, 2009 and 2010, respectively, were comprised primarily of customer relationships, trademarks and technology, amounting to 1,443 and 1,007 as of December 31,2009 and 2010, respectively, and have residual useful lives between 5 and 15 years.

Research and development costs not meeting the criteria for capitalization are expensed and included in selling, general and administrative expenses within the statement of operations. These costs amounted to 295, 253 and 322 in the years ended December 31, 2008, 2009, and 2010, respectively.

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Total
Cost
At December 31, 2008	19,219	53,491	4,033	76,743
Additions	119	787	1,656	2,562
Acquisitions through business combinations	58	44	4	106
Foreign exchange differences	1,142	3,770	164	5,076
Disposals	(116)	(729)	(104)	(949)
Other movements	413	2,257	(2,304)	366

At December 31, 2009	20,835	59,620	3,449	83,904

Additions	127	728	2,733	3,588
Foreign exchange differences	(1,015)	(2,835)	(93)	(3,943)
Disposals	(154)	(558)	(8)	(720)
Transfer to assets held for distribution	(1,120)	(2,840)	(125)	(4,085)
Other movements	219	2,035	(2,120)	134

At December 31, 2010	18,892	56,150	3,836	78,878

Accumulated depreciation and impairment
At December 31, 2008	3,174	13,274	44	16,492
Depreciation charge for the year [1]	677	3,895	—	4,572 [1]
Impairment [1]	70	367	127	564 [1]
Disposals	(59)	(681)	(42)	(782)
Foreign exchange differences	460	2,173	(1)	2,632
Other movements	95	(42)	(12)	41

At December 31, 2009	4,417	18,986	116	23,519

Depreciation charge for the year ¹	638	3,653	19	4,310¹
Impairment ¹	303	208	—	511¹
Disposals	(81)	(497)	(1)	(579)
Foreign exchange differences	(444)	(1,785)	(5)	(2,234)
Transfer to assets held for distribution	(171)	(866)	—	(1,037)
Other movements	(215)	268	(9)	44

At December 31, 2010	4,447	19,967	120	24,534

Carrying amount
At December 31, 2009	16,418	40,634	3,333	60,385

At December 31, 2010	14,445	36,183	3,716	54,344

¹	Includes depreciation and impairment with respect to discontinued operations of 272 and 30, respectively, for the year ended December 31, 2010, and 277 and 12, respectively, for the year ended December 31, 2009.

Other movements predominantly represent transfers between the categories and changes in the consolidation scope.

During the year ended December 31, 2010 and in conjunction with its testing of goodwill for impairment, the Company analyzed the recoverable amount of its property, plant, and equipment. Property, plant, and equipment were tested at the CGU level. In certain instances, the CGU is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility, with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2010, the Company determined it has 78 CGUs, excluding discontinued operations. The recoverable amounts of the CGUs are determined based on value in use calculation and follow similar assumptions as those used for the test on impairment for goodwill.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each CGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

The impairment loss recorded in 2008 of 499, of which 20 relates to discontinued operations, was recognized as an expense as part of operating income (loss) in the statement of operations and consisted primarily of the disposal of the Sparrows Point plant in the United States (200) and asset impairments at various ArcelorMittal USA sites (74), Gandrange, France (60) and Zumarraga, Spain (54), as these assets were considered idled based on management decisions and strategic planning and due to the economic downturn at the end of 2008. The facilities in the US were included in the reportable segment Flat Carbon Americas and the others in the reportable segment Long Carbon Americas & Europe.

The impairment loss recorded in 2009 of 564, of which 12 relates to discontinued operations, was recognized as an expense as part of operating income (loss) in the statement of operations. An amount of 237 related to various idle assets where a decision was made to cease all future use (including 92 at ArcelorMittal Galati (coke oven batteries) and 65 at ArcelorMittal Las Truchas (primarily an electric arc furnace, rolling mill, oxygen furnace and wire rod mill). ArcelorMittal Galati is part of Flat Carbon Europe and ArcelorMittal Las Truchas is part of Long Carbon Americas & Europe. The remaining impairment of 327 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2008 Pre-Tax Discount Rate	2009 Pre-Tax Discount Rate	Carrying Value as of December 31, 2009
ArcelorMittal Tubular Products Roman	Long Carbon Americas & Europe	65	14.9%	16.9%	30
ArcelorMittal Hunedoara SA	Long Carbon Americas & Europe	38	13.9%	14.5%	33
ArcelorMittal Annaba Spa	Long Carbon Americas & Europe	17	13.9%	15.1%	240
ArcelorMittal Tubular Products Marion Inc.	Long Carbon Americas & Europe	16	15.5%	19.0%	6
ArcelorMittal Tubular Products Brampton	Long Carbon Americas & Europe	12	13.4%	16.0%	3
ArcelorMittal Tubular Products Iasi SA	Long Carbon Americas & Europe	12	14.9%	16.9%	13
JSC ArcelorMittal Tubular Products Aktau	Long Carbon Americas & Europe	10	17.7%	17.1%	13
ArcelorMittal Construction	Distribution Solutions	117	12.5%	14.3%	435

The impairment loss recorded in 2010 of 481 was recognized as an expense as part of operating income (loss) in the statement of operations. The impairment of 481 is described below.

In connection with management’s annual test for impairment of goodwill as of November 30, 2010, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant, and equipment was less than its carrying amount due primarily to the economic downturn that began in 2008 which continued to have an impact in 2010. Accordingly, an impairment loss of 285 was recognized. The impairment of 285 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2009 Pre-Tax Discount Rate	2010 Pre-Tax Discount Rate	Carrying Value as of December 31, 2010
Ugolnaya Kompaniya “Severniy Kuzbass”	AACIS	166	16.8%	13.7%	239
ArcelorMittal Construction	Distribution Solutions	70	14.3%	12.2%	386
Wire Solutions	Distribution Solutions	43	13.9%	11.9%	312

A decision was made to cease all future use of various idle assets, and accordingly an impairment loss of 93 was recognized (including 35 at ArcelorMittal Belgium S.A. (primarily certain tools linked to a pickling line and a discontinued project) and 21 at ArcelorMittal Poland (primarily certain tools linked to a galvanizing line). ArcelorMittal Belgium S.A. and ArcelorMittal Poland are part of Flat Carbon Europe. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2010 is of 474 (including 268 at Flat Carbon Europe, 174 at Flat Carbon Americas and 32 at Long Carbon Americas & Europe).

In connection with the disposal of the Anzherskaya coal mine in Russia, which was part of the AACIS reportable segment, an impairment loss of 103 was recognized with respect to property, plant and equipment.

The carrying amount of property, plant and equipment includes 499 and 423 of capital leases as of December 31, 2009 and 2010, respectively. The carrying amount of these capital leases is included in machinery and equipment.

The carrying value of property, plant and equipment includes 2,985 and 2,955 of mining activity as of December 31, 2009 and 2010, respectively.

The Company has pledged 750 and 264 in property, plant and equipment as of December 31, 2009 and 2010, respectively, to secure banking facilities granted to the Company. These facilities are further disclosed in note 15.

NOTE 11: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures:

Investee	Location	Ownership % at December 31, 2010	Net asset value at December 31, 2009	Net asset value at December 31, 2010
Eregli Demir Ve Celik Fab.T.AS(1)	Turkey	25.76%	1,524	1,596
China Oriental Group Company Ltd(2)	China	47.03%	1,241	1,337
DHS Group	Germany	33.43%	1,320	1,191
Macarthur Coal(3)	Australia	16.21%	716	908
Hunan Valin(4)	China	33.02%	803	686
Enovos(5) International S.A.	Luxembourg	25.29%	643	614
Kalagadi Manganese (Propriety) Limited	South Africa	50%	440	496
Gestamp	Spain	35%	445	468
Gonvarri Industrial Consolidated	Spain	35%	359	385
Other			2,137	2,471

Total			9,628	10,152

(1)	As of December 31, 2009 and 2010, the investment had a market value of 1,203 and 1,317, respectively.
(2)

On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to raise eventually its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment. As of December 31, 2010, the investment had a market value of 562 (563 in 2009).

(3)

On May 21, 2008, ArcelorMittal acquired a 14.9% stake in Macarthur Coal Limited. On July 10, 2008, the Company has increased its stake from 14.9% to 19.9%, following the acquisition of 10,607,830 shares from Talbot Group Holdings. The total acquisition price in Macarthur Coal is 812. In the second quarter of 2009, ArcelorMittal did not subscribe to a capital increase in Macarthur Coal Limited and the stake decreased to 16.6%. End of August 2010, ArcelorMittal participated in the institutional placement and purchased an additional 6,332,878 shares. The Company’s stake therefore remained at 16.6%. Macarthur Coal Limited established a Share Purchase Plan limited to shareholders with registered address in Australia and New Zealand and a Dividend Reinvestment Plan, which provides the opportunity to shareholders to use their dividends to acquire additional shares in Macarthur Coal Limited without incurring brokerage or transaction fees. ArcelorMittal decided not to participate. These plans resulted in the issuance of new shares bringing the total number of shares to 299.476.903. ArcelorMittal’s shareholding decreased from 16.6% to 16.2% corresponding to 48.552.062 shares. As of December 31, 2010, the investment had a market value of 632 (427 in 2009). Through review of its ownership interest, the Company concluded it has significant influence over Macarthur Coal Limited due to the existence of significant coal supply contracts between the Company and this associate and therefore accounts for its investment in Macarthur Coal Limited under the equity method.

(4)	As of December 31, 2009 and 2010, the investment had a market value of 1,017 and 502, respectively.
(5)

On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%. On February 16, 2009, the Company sold 2.48% of Soteg to the Luxembourg state and SNCI for proceeds of 58 and a gain of 3. In September 2009, the internal restructuring of Enovos (previously called Soteg) was completed with the cancellation of 58,000 treasury shares held by Saar Ferngas and Cegedel in Soteg. The resulting stake held by ArcelorMittal was 25.29%, after internal reorganization. On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A. and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

Summarized financial information, in the aggregate, for associates and joint ventures is as follows:

	December 31,
	2008	2009	2010
Condensed statement of operations
Gross revenue	45,101	33,274	43,688
Net income	3,319	448	1,535
Condensed statement of financial position
Total assets	40,671	44,507	53,436
Total liabilities	21,181	24,268	31,401

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that no impairment was required.

There are no contingent liabilities related to associates and joint ventures for which the Company is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 22 for disclosure of commitments related to associates and joint ventures.

NOTE 12: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2009	2010
Available-for-sale securities (at fair value)	74	11
Investments accounted for at cost	350	256

Total	424	267

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized gain or loss, net of income tax and non-controlling interests, of (78), 48 and 1 for the years ended December 31, 2008, 2009, and 2010, respectively.

On December 30, 2010, Gerdau, the controlling shareholder of Villares, in which ArcelorMittal (through its subsidiary ArcelorMittal Inox Brasil) held a 4.41% stake, completed a squeeze-out for the remaining non-controlling interests and absorbed its subsidiary. The investment in Villares was derecognized and the Company recorded an investment in Gerdau. The revaluation reserve relating to Villares and amounting to 120 was recycled to the statement of operations. This gain is included in the net result from discontinued operations. The investment in Gerdau is included in assets held for sale and distribution at December 31, 2010.

NOTE 13: OTHER ASSETS

Other assets consisted of the following:

	December 31,
	2009	2010
Revaluation of derivative financial instruments	515	74
Assets in pension funds	294	317
Long-term value-added-tax receivables	587	455
Collateral related to the put agreement on China Oriental[1]	381	—
Call options on ArcelorMittal shares[2]	—	841
Other	804	803

Total	2,581	2,490

1	On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. The Company reclassified this collateral to current assets in 2010 as the put agreements will come to maturity on April 30, 2010.
2	On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share (see note 16).

NOTE 14: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

		Year ended December 31,			December 31,
		2008	2009	2010	2009	2010
Transactions	Category	Sales			Trade accounts receivable
Macsteel Int’l Holding & Subsidiaries	Associate	729	590	931	20	32
I/N Kote	Associate	347	319	398	—	63
Coils Lamiere Nastri (CLN) SPA	Associate	797	238	390	31	30
Borcelik Celik Sanayii Ticaret AS	Associate	315	221	383	41	44
Gonvarri Industrial SA	Associate	553	223	367	47	18
Gonvarri Brasil SA	Associate	314	229	314	34	24
Polski Koks	Associate	632	194	304	56	62
Bamesa Celik Servis Sanayii Ticaret AS	Associate	92	81	266	18	48
GTC	Associate	167	6	189	2	85
ArcelorMittal Gonvarri SSC Slovakia	Associate	121	80	140	6	9
Gouvauto SA	Associate	239	84	118	8	21
Gestamp Servicios	Associate	70	82	104	14	8
WDI	Associate	106	37	86	3	—
Bamesa Otel SA	Associate	—	—	85	—	21
Stalprofil S.A.	Associate	111	55	77	3	—
Hierras Aplanaciones SA	Associate	93	47	77	—	10
Gonvarri Productos Siderurgicos SA	Associate	82	43	65	—	8
Arcelor SSC Sverige AB	Associate	63	35	57	4	3
Rogesa GmbH	Associate	7	69	53	—	28
Noury SA	Associate	62	38	47	—	3
Westfälische Drahtindustrie	Associate	94	42	45	3	3
Florin Centrum	Associate	64	40	37	7	—
Alcat SP	Associate	71	24	30	3	6
Consolidated Wire Industries Limited	Associate	52	19	25	—	—
Berg Steel Pipe Corp	Associate	113	85	23	12	—
Laminés Marchands Européens SA	Associate	165	5	—	9	4
Zaklad Przetworstwa	Associate	240	—	—	—	—
Condesa Favril Sa	Associate	136	—	—	—	—
Steel Mart India Private Limited	Other	—	7	67	7	—
Noble B.V.	Other	—	91	—	—	—
Noble International Ltd	Other	113	—	—	—	—
Glacier Trading Centre FZE	Other	55	—	—	—	—
Other		402	185	195	64	86

Transactions with related parties attributable to continuing operations		6,405	3,169	4,873	392	616

Transactions with related parties attributable to discontinued operations		6	1	—	—	—

•	During 2008, the Company granted a convertible subordinated loan to Noble International Ltd of 50. This loan was fully impaired at December 31, 2008 (see note 3). It also granted a subordinated loan of 35 to Noble B.V., the subsidiary of Noble International Ltd. This loan is no longer considered to be a related party transaction following the acquisition of Noble B.V. on July 17, 2009 (see note 3).

		Year ended December 31,			December 31,
		2008	2009	2010	2009	2010
Transactions	Category	Purchases of raw material & others			Trade accounts payable
Polski Koks	Associate	490	227	434	75	89
Borcelik Celik Sanayiii Ticaret AS	Associate	188	203	300	37	63
Macarthur Coal LTD	Associate	132	33	186	19	71
Belgian BunkeringConcidar Trading NV	Associate	32	54	153	33	—
I/N Tek (Tolling charges)	Associate	57	84	150	4	4
ArcelorMittal Gonvarri SSC Slovakia	Associate	1	77	123	7	12
Cia Hispano Brasileira de Pelotizaçao SA	Associate	98	—	109	—	67
Baycoat LP	Associate	—	86	99	7	12
Peña Colorada	Associate	85	63	82	31	35
Enovos	Associate	107	52	54	16	12
Koksownia Przyjazn Sp.z.o.o.	Associate	—	—	52	—	3
Eko Recycling GmbH	Associate	50	15	35	2	2
Forges et Acieries de Dillingen	Associate	129	161	25	2	1
ATIC Services	Associate	79	13	16	4	2
SOMEF	Associate	59	9	11	5	4
E.I.M.P	Joint Venture	274	443	253	—	—
Noble B.V.	Other	—	144	—	—	—
Noble International Ltd	Other	63	—	—	—	—
ArcelorMittal Insurance Consultants SA	Other	51	—	—	—	—
Other		478	278	366	95	88

Transactions with related parties attributable to continuing operations		2,373	1,942	2,448	337	465

Transactions with related parties attributable to discontinued operations		18	3	3	—	—

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 26 for disclosure of transactions with key management personnel.

For discussion of transactions with Ispat International Investments S.L., refer to note 17.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 15: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2009	2010
Short-term bank loans and other credit facilities including commercial paper	2,744	2,908
Current portion of long-term debt	1,297	3,710
Lease obligations	94	98

Total	4,135	6,716

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €2,000 (2,672). As of December 31, 2010, the outstanding amount was 2,177.

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest rate(1)	2009	2010
Corporate
$4.0 billion credit facility	2010	Floating		—	—
€12 billion term loan	2011	Floating	0.86%-1.66%	3,493	3,206
€5 billion revolving credit facility	2012	Floating		—	—
$4.0 billion credit facility	2013	Floating		—	—
600 credit facilities	2013	Floating		—	—
€0.6 billion unsecured bonds	2010	Fixed	5.13%	864	—
€1.5 billion unsecured bonds	2013	Fixed	8.25%	2,146	1,993
$1.5 billion unsecured notes	2013	Fixed	5.38%	1,500	1,500
€1.25 billion convertible bonds	2014	Fixed	7.25%	1,369	1,343
800 convertible senior notes	2014	Fixed	5.00%	617	651
€0.1 billion unsecured bonds	2014	Fixed	5.50%	144	134
€0.5 billion unsecured bonds	2014	Fixed	4.63%	720	668
750 unsecured notes	2015	Fixed	9.00%	740	742
$1.0 billion unsecured bonds	2015	Fixed	3.75%	—	989
€1.0 billion unsecured bonds	2016	Fixed	9.38%	1,426	1,324
€1.0 billion unsecured bonds	2017	Fixed	4.63%	—	1,322
$1.5 billion unsecured notes	2018	Fixed	6.13%	1,500	1,500
$1.5 billion unsecured notes	2019	Fixed	9.85%	1,457	1,460
$1.0 billion unsecured bonds	2020	Fixed	5.25%	—	981
$1.5 billion unsecured bonds	2039	Fixed	7.00%	943	1,463
Other loans	2011-2016	Fixed	2.4%-6.4%	678	605
Other loans	2011-2035	Floating	1.15%-4.78%	1,486	1,196
EBRD loans	2012-2015	Floating	1.16%-1.34%	238	178

Total Corporate				19,321	21,255

Americas
800 senior secured notes	2014	Fixed	9.75%	420	—
600 senior unsecured notes	2014	Fixed	6.50%	500	500
Other loans	2011-2020	Fixed/Floating	0.61%-21.74%	1,131	843

Total Americas				2,051	1,343

Europe, Asia & Africa
Other loans	2011-2018	Fixed/Floating	1.56%-16%	205	118

Total Europe, Asia & Africa				205	118

Total				21,577	22,716
Less current portion of long-term debt				1,297	3,710

Total long-term debt (excluding lease obligations)				20,280	19,006
Lease obligations (2)				397	286

Total long-term debt, net of current portion				20,677	19,292

(1)	Rates applicable to balances outstanding at December 31, 2010.
(2)	Net of current portion of 94 and 98 in 2009 and 2010, respectively.

Corporate

€17 billion credit facility

On November 30, 2006, the Company entered into a €17 billion credit agreement, comprised of a €12 billion term loan facility and a €5 billion revolving credit facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The maturity of the €5 billion revolving credit facility is November 30, 2012. Of the outstanding amount under the €12 billion term loan of €1.2 billion (1,603) due in May, 2011 and €1.2 billion (1,603) due in November, 2011 have been classified in the current portion of the long-term debt as of December 31, 2010. The €12 billion term loan facility is being repaid in installments. The €5 billion revolving credit facility remains fully available as of December 31, 2010.

$4 billion credit facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year revolving credit facility for general corporate purposes which replaces the Company’s previous $4 billion revolving credit facility dated May 13, 2008, and the related $3.25 billion forward-start facility dated February 13, 2009. These facilities were cancelled during the first half of 2010. Following this cancellation, none of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect. As of December 31, 2010, the facility remains fully available.

600 credit facilities

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of June 30, 2010. Each of these facilities may be used for general corporate purposes and matures in 2013. As of December 31, 2010, both facilities were fully available.

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

As of December 31, 2009 and 2010, the fair value of the embedded derivative for the €1.25 billion convertible bonds was 1,249 and 841, respectively. The change in fair value of 897 and 296 (408 including foreign exchange effect), respectively related to the Convertible Bonds was a non-cash activity and was recorded in the statement of operations for the years ended December 31, 2009 and 2010 as financing costs, respectively. Assumptions used in the fair value determination at inception and as of December 31, 2009 and 2010 were as follows:

	€1.25 billion convertible bonds
	December 31, 2009	December 31, 2010
Spot value of shares	€32.18	€28.38
Quote of convertible bonds	€36.61	€32.56
Credit spread (basis points)	167	188
Dividend per quarter	€0.1309	€0.140

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 16 and 17).

On December 28, 2010, the Company sent a notice to the holders of the Convertible Bonds that no opinion of an independent investment bank relating to the impact of the spin-off of the stainless steel business of ArcelorMittal on the interests of the Bondholders will be forthcoming. As a result of this announcement, the total amount of U.S. 3,000 dollars plus accrued interests has been repurchased.

Mandatorily convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 bond mandatorily convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Calyon and is not listed. The bond matures on May 25, 2011. The Company has the option to call the mandatorily convertible bond from May 3, 2010 until ten business days before the maturity date. This call option is carried at fair value and the Company recognized in 2010 a gain of 69 for the change in fair value in the statement of operations. The subsidiary invested the proceeds of the bond issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) of Turkey and Macarthur Coal Limited of Australia, both of which are publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Calyon, invest in other financial instruments. This bond bears a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bond met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bond was 55 on the date of issuance. As of December 31, 2010, 15 is included in the current portion of long-term debt and carried at amortized cost. The financial liability component is included in the other loans with floating rates in the above table. The value of the equity component of 695 (684 net of tax and fees) was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity as non-controlling interests.

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

On August 5, 2010, the Company issued unsecured and unsubordinated bonds in three tranches for an aggregate principal amount of 2,500 consisting of 1,000 (issued at 99.123%) bearing interest at 3.75% per annum maturing August 5, 2015 and 1,000 (issued 98.459%) bearing interest at 5.25% per annum maturing August 5, 2020 and 500 (issued 104.843%) bearing interest at 7.00% per annum maturing October 15, 2039.

On November 18, 2010, the Company issued 4.625% notes due 2017 for €1 billion (1,362), issued under its €3 billion Euro Medium Term Notes Programme.

Bonds and notes denominated in Euro (excluding convertible bonds) amounted to €4.1 billion as of December 31, 2010. Bonds and notes denominated in U.S. dollars (excluding convertible bonds) amounted to 9,250 as of December 31, 2010.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The outstanding amount in total as of December 31, 2009 and 2010 was 238 and 178, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009.

Other loans

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million term loan due 2012.

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

In conjunction with the Company’s bonds, convertible bonds and equity issuances in the second quarter of 2009, the commitments under these Forward Start facilities were ratably cancelled, as provided for in the facility. Subsequently, a 3,175 Forward Start facility was reinstated, extending the maturity of part of the $4 billion credit facility (to the extent of 3,175) until 2012. These Forward Start facilities were cancelled during the year 2010.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal Financial Services LLC for all purposes under the Indenture and Pledge Agreement. The outstanding balance as of December 31, 2009 was 423 (420 net of unamortized discount). The outstanding amount of the Senior Secured Notes was redeemed early on April 1, 2010.

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum and were issued at a discount of 5, which is amortized as interest expense over the life of the senior unsecured notes. On July 22, 2005, ArcelorMittal USA repurchased 100 of unsecured notes leaving an outstanding balance of 500. These bonds are fully and unconditionally guaranteed on a joint and several basis by certain 100% owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which approximately 17% bear fixed rates of interest and 83% bear floating rates of interest.

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

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration or cross-default clauses could cause some or all of the other debt to accelerate. The Company was in compliance with the financial covenants contained within the amended agreements related to all of its borrowings as of December 31, 2010.

Scheduled maturities of long-term debt including lease obligations as of December 31, 2010 are as follows:

2011	3,808
2012	1,321
2013	3,955
2014	3,506
2015	2,008
Subsequent years	8,502

Total	23,100

The following table presents the structure of the Company’s net debt in original currencies:

		In original currency as at December 31, 2010
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	6,716	5,051	1,187	142	—	8	328
Long-term debt	19,292	7,925	10,764	391	—	8	204
Cash including restricted cash	6,289	4,304	1,004	149	23	93	716

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

At the reporting date the carrying amount and fair value of the Company’s interest-bearing financial instruments is:

	December 31, 2009		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	15,596	16,938	17,714	21,337
Instruments payable bearing interest at variable rates	6,472	6,069	5,386	5,378

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

Other current assets of 735 and 523 and non-current assets of 515 and 915 correspond to derivative instruments as of December 31, 2009 and 2010, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets including call options, are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 1,375 and 447 as of December 31, 2009 and 2010, respectively, and for the fair value of the conversion option of the euro convertible bonds which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

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

The following tables summarize the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities;

Level 2:	Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3:	Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	74	—	—	74
Derivative financial current assets	—	735	—	735
Derivative financial non current assets	—	515	—	515

Total assets at fair value	74	1,250	—	1,324

Liabilities at fair value
Derivative financial liabilities	—	1,375	1,249	2,624

Total liabilities at fair value	—	1,375	1,249	2,624

As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	11	—	—	11
Derivative financial current assets	—	454	69	523
Derivative financial non current assets	—	74	841	915

Total assets at fair value	11	528	910	1,449

Liabilities at fair value
Derivative financial liabilities	—	447	841	1,288

Total liabilities at fair value	—	447	841	1,288

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

Derivative financial liabilities classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds (see note 15). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds and the 800 convertible senior notes for the year ended December 31, 2009 and 2010, respectively, until the waiver of the cash settlement option:

Fair value of conversion option – €1.25 billion convertible bonds
December 31, 2009	December 31, 2010
1,249	841

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928). The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the statement of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 841 as of December 31, 2010 and the change in fair value recorded in the statement of operations was 63. These call options are classified into Level 3.

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

The portfolio associated with derivative financial instruments as of December 31, 2009 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*

Interest rate swaps - fixed rate borrowings/loans	1,085	32	4.11%	288	(9)	3.36%
Other interest rate instrument	140	1			—

Total interest rate instruments		33			(9)

Foreign exchange rate instruments
Forward purchase of contracts	5,362	111		10,145	(957)
Forward sale of contracts	11,036	962		9,776	(276)
Exchange option purchases	1,657	23			—
Exchange options sales		—		1,369	(7)

Total foreign exchange rate instruments		1,096			(1,240)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	118	20		196	(24)
Term contracts purchases	698	101		412	(102)
Swaps using raw materials pricing index	10	—			—
Options sales/purchases	4	—		4	—

Total raw materials (base metal), freight, energy, emission rights		121			(126)

Total		1,250			(1,375)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments as of December 31, 2010 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	167	12	4.05%	301	(6)	3.19%
Other interest rate instrument	300	1		—	—

Total interest rate instruments		13			(6)

Foreign exchange rate instruments
Forward purchase of contracts	4,796	185		5,280	(149)
Forward sale of contracts	3,978	109		4,896	(171)
Exchange option purchases	3,024	68		740	(13)
Exchange options sales	—	—		610	(11)

Total foreign exchange rate instruments		362			(344)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	254	49		247	(23)
Term contracts purchases	751	103		257	(73)
Swaps using raw materials pricing index	—	—		—	—
Options sales/purchases	20	1		14	(1)

Total raw materials (base metal), freight, energy, emission rights		153			(97)

Total		528			(447)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

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

Exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real and South African rand, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

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

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2009
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,041)	(4,253)	(204)	(937)	(3,112)	—
Other bonds	(12,363)	(19,517)	(1,782)	(873)	(7,792)	(9,070)
Loans over 100	(6,918)	(7,270)	(1,701)	(3,851)	(1,412)	(306)
Trade and other payables	(10,676)	(10,676)	(10,676)	—	—	—
Other non-derivative financial liabilities	(3,490)	(4,040)	(1,848)	(1,143)	(453)	(596)
Financial guarantees	(3,307)	(3,307)	(1,536)	(283)	(546)	(942)

Total	(38,795)	(49,063)	(17,747)	(7,087)	(13,315)	(10,914)

Derivative financial liabilities
Interest rate instruments	(9)	(9)	—	—	(9)	—
Foreign exchange contracts	(1,240)	(1,240)	(825)	(407)	(8)	—
Other commodities contracts	(126)	(126)	(80)	(22)	(24)	—

Total	(1,375)	(1,375)	(905)	(429)	(41)	—

	December 31, 2010
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,009)	(3,054)	(181)	(162)	(2,711)	—
Other bonds	(15,259)	(23,605)	(1,113)	(1,258)	(9,191)	(12,043)
Loans over 100	(6,598)	(6,818)	(5,610)	(866)	(163)	(179)
Trade and other payables	(13,256)	(13,256)	(13,256)	—	—	—
Other non-derivative financial liabilities	(2,142)	(2,538)	(1,057)	(451)	(633)	(397)
Financial guarantees	(3,287)	(3,287)	(1,014)	(270)	(36)	(1,967)

Total	(42,551)	(52,558)	(22,231)	(3,007)	(12,734)	(14,586)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	—	—	(6)	—
Foreign exchange contracts	(344)	(344)	(327)	(4)	(13)	—
Other commodities contracts	(97)	(97)	(75)	(22)	—	—

Total	(447)	(447)	(402)	(26)	(19)	—

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2009
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Commodities	(2)	(6)	1	3	—	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(6)	1	(11)	(13)	(21)

	December 31, 2010
	(liabilities)	(outflows)/inflows
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	43	16	6	11	11	(1)
Commodities	24	11	6	7	—	—
Emission rights	(65)	—	—	(25)	(40)	—

Total	2	27	12	(7)	(29)	(1)

The following table presents the periods in which cash flows hedges are expected to impact the statement of operations:

	December 31, 2009
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Commodities	(2)	(7)	—	4	1	—
Emission rights	(48)	—	—	(14)	(13)	(21)

Total	(50)	(7)	—	(10)	(12)	(21)

	December 31, 2010
	(liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(61)	(73)	(9)	11	11	(1)
Commodities	24	1	12	8	3	—
Emission rights	(65)	—	—	(25)	(40)	—

Total	(102)	(72)	3	(6)	(26)	(1)

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the statement of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2009, 979 was recycled to cost of sale related to the sale of inventory in 2009 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2009 the effective portion deferred in equity was 1,736, excluding deferred tax expense of 503. During 2010, 354 was recycled to cost of sales related to the sale of inventory in 2010. Including the effects of foreign currency fluctuations, the deferred gain was 1,254, excluding deferred tax expense of 364, as of December 31, 2010 and is expected to be recycled to the statement of operations as follows:

Year	Amount
2011	576
2012	544
2013	134

Total	1,254

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

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2009	2010
Base metals	32	36
Freight	4	(4)
Energy (oil, gas, electricity)	7	42
Emission rights	(48)	(18)

Total	(5)	56

Assets associated with raw material, energy, freight and emission rights	121	153
Liabilities associated with raw material, energy, freight and emission rights	(126)	(97)

Total	(5)	56

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

The fair value of raw material freight, energy and emission rights derivatives liabilities was stable during 2010.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2009 and 2010, the Company had a net notional position of 162 with a net fair value of (48) and a net notional position of (40) with a net fair value of (18), respectively.

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 6.

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

	December 31, 2009		December 31, 2010
	Income	Other Equity	Income	Other Equity
10% strengthening in U.S. dollar	(655)	—	(275)	321
10% weakening in U.S. dollar	655	—	232	(263)

Cash flow sensitivity analysis for variable rate instruments

The following table details the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2009
	Rate Instrument	Interest Rate Swaps/Forward Rate Agreements	Cash Flow Sensitivity (net)
100 bp increase	(29)	(11)	(40)
100 bp decrease	29	11	40

	December 31, 2010
	Rate Instrument	Interest Rate Swaps/Forward Rate Agreements	Cash Flow Sensitivity (net)
100 bp increase	(19)	(1)	(20)
100 bp decrease	19	(1)	18

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

	December 31, 2009		December 31, 2010
	Income	Other Equity Cash Flow Hedging Reserves	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	13	10	15	28
Freights	(3)	—	(1)	—
Emission rights	—	8	(13)	7
Energy	7	2	6	2
-10% in prices
Base Metals	(13)	(10)	(15)	(28)
Freights	3	—	1	—
Emission rights	—	(8)	13	(7)
Energy	(7)	(2)	(6)	(2)

NOTE 17: EQUITY

Authorized shares

On May 13, 2008, at an Extraordinary General Meeting held on May 13, 2008, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €644 million represented by 147 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, the total authorized share capital was €7.1 billion represented by 1,617 million shares without nominal value for a period ending on July 14, 2014.

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

On June 17, 2009, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to increase the issued share capital of the Company by a maximum of 168,173,653 shares during a period of five years. On June 22, 2009, the Company issued and returned the 98 million borrowed shares to Ispat and issued to Ispat the 14 million subscribed by it in the Offering. The proceeds from the Offering, net of transaction costs, were 3.2 billion. Under the terms of the Agreement, the Company paid a share lending fee to Ispat of 2.4. As a result of the Offering, the Company realized a loss on the sale of its treasury shares for tax purposes and reversed the deferred tax liability of 682, which was previously recognized in 2008. The deferred tax liability related to the potential future recapture of an impairment expense on treasury shares (see note 19).

Treasury shares and call options on ArcelorMittal shares

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

As of December 31, 2009, ArcelorMittal held 51,373,092 treasury shares. The decrease in the number of treasury shares since December 31, 2008 is primarily related to the Offering previously described for 28,794,371 shares, to the transfer to ArcelorMittal USA of 1,119,165 shares in order to meet their pension fund requirements (see note 23) and to the exercise of stock options during the period for 456,251 shares (as described below).

Following the announced reopening of its share buy-back program, on December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The call options were acquired in order to hedge the Company’s obligations arising from the potential conversion of the 7.25% convertible bonds for ArcelorMittal shares due April 1, 2014. In connection with this transaction, the Company sold 26.48 million treasury shares through an over-the-counter block trade for a price of €26.42 ($35.50) per share on December 14, 2010 (see note 16).

On December 18, 2010, ArcelorMittal acquired USD denominated call options on 26,533,997 of its own shares with a strike price of $30.15 per share in order to hedge its obligations arising from the potential conversion of the 5% USD denominated convertible bonds into ArcelorMittal shares due May 15, 2014. These call options were accounted for as an equity instrument as they can be settled only through physical delivery of the treasury shares. The premium paid with respect to these call options was 435 (309 net of tax) and was recorded as a decrease to additional-paid-in-capital. In connection with this transaction, the Company also entered into an agreement on December 18, 2010 to sell 11.5 million treasury shares through an over-the-counter block trade for a price of $37.87 per share, for settlement on December 30, 2010.

As a result of the various transactions described above, at December 31, 2010, ArcelorMittal held 12,352,920 treasury shares.

Following the transactions described above, the issued corporate share capital amounted to €6,837 million (9,950) represented by approximately 1,561 million shares, of which approximately 1,510 million shares and 1,549 million shares were outstanding as of December 31, 2009 and 2010, respectively.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
Net income attributable to equity holders of the parent	9,466	157	2,916

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,383	1,445	1,512
Incremental shares from assumed conversion of stock options (in millions)	3	1	—
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	—	—	88

Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,386	1,446	1,600

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 9 million, 26 million and 17 million potential common shares from stock options outstanding for the years ended December 31, 2008, 2009 and 2010, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 64 million potential common shares from the Convertible Bonds described in note 15 for the year ended December 31, 2009 because the potential common shares are anti-dilutive.

Employee Share Purchase Plan

At the Annual General Shareholders’ meeting held on May 11, 2010 the shareholders of ArcelorMittal adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. Similar to the previous ESPP implemented in 2008 and 2009, and authorized at the Annual General Shareholders’ meeting of May 13, 2008 and May 12, 2009, respectively, the plan’s goal is to strengthen the link between the Company and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the 2008, 2009 and 2010 plans are the following:

•

In 2008, the plan was offered to 216,311 employees in 22 jurisdictions. The Company offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 955,820 shares were subscribed, which are held in treasury for the employees. The implementation of the plan was split into two tranches (in September and November 2008). The subscription price for the first tranche was $57.05 and $21.71 for the second tranche, before discounts.

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

•

In 2010, the plan was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed (of which 1,500 shares by Members of the Group Management Board and the Management Committee of the Company). The subscription price was $34.62 before discounts. The subscription period ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

•

Pursuant to the plans, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (i) 200 shares and (ii) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to the neared whole number of shares).

For 2008, 2009 and 2010 plans, the purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price”, less a discount equal to:

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

With respect to the spin-off of ArcelorMittal’s stainless steel business, an addendum to the charter of the 2008, 2009 and 2010 ESPPs was adopted providing, among other measures, that:

•

the spin-off shall be deemed an early exit event for the participants who will be employees of one of the entities that will be exclusively controlled by Aperam, except in certain jurisdictions where termination of employment is not an early exit event, and

•

the Aperam shares to be received by ESPP participants will be blocked in line with the lock-up period applicable to the ArcelorMittal shares in relation to which the Aperam shares are allocated based on a ratio of one Aperam share for 20 ArcelorMittal shares.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts which are based on generally accepted accounting principles and in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg, rather than its consolidated accounts which are based on IFRS. ArcelorMittal has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

The dividend for 2008 was paid quarterly ($0.375 cents per share) on March 17, 2008 (interim dividend), June 16, 2008, September 15, 2008 and December 15, 2008.

In light of the adverse economic and market conditions, on February 10, 2009, ArcelorMittal’s Board of Directors recommended to reduce the annual dividend in 2009 to $0.75 per share ($0.1875 per quarter). The dividend was approved by the annual general meeting of shareholders on May 12, 2009. The quarterly dividend was paid on March 16, 2009 (interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009. The Company has suspended its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs.

On October 27, 2009, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2010 ($0.1875 per quarter). The quarterly dividend was paid on March 15, 2010 (interim dividend), June 14, 2010, September 13, 2010 and December 15, 2010.

The Board of Directors will submit to a shareholders’ vote at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875 per share. The dividend payments would occur on a quarterly basis commencing on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

Stock Option Plans

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

On August 5, November 10 and December 15, 2008, ArcelorMittal granted, under its previous stock option plans, 7,255,950, 20,585 and 48,000 options, respectively, to a group of key employees at an exercise price of $82.57, $22.25 and $23.75, respectively. The options expire on August 5, November 10 and December 15, 2018, respectively.

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The options expire on August 4, 2019.

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27. The options expire on August 3, 2020.

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

	Year of grant
	2008	2009	2010
Exercise price	$82.57 – 22.25	$38.30	$32.27
Dividend yield	1.82% – 6.74%	1.96%	2.32%
Expected annualized volatility	45% – 57%	62%	52%
Discount rate—bond equivalent yield	4.02% – 2.52%	3.69%	2.92%
Weighted average share price	$82.57 – 22.25	$38.30	$32.27
Expected life in years	6	6	6
Fair value per option	$33.89 – 9.49	$19.64	$13.56

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 228, 176 and 133 for each of the years ended December 31, 2008, 2009, and 2010, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2008, 2009, and 2010:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2007	13,579,438	$2.26 – 74.54	$46.15
Granted	7,324,535	22.25 – 82.57	82.01
Exercised	(954,844)	2.26 – 64.30	31.88
Cancelled	(347,034)	2.26 – 82.57	51.28
Expired	(43,629)	28.75 – 64.30	43.35

Outstanding, December 31, 2008	19,558,466	2.26 – 82.57	60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26 – 33.76	24.56
Cancelled	(539,023)	33.76 – 82.57	70.02
Expired	(644,712)	2.26 – 82.57	52.20

Outstanding, December 31, 2009	24,047,380	2.26 – 82.57	55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26 – 33.76	21.27
Cancelled	(223,075)	28.75 – 82.57	53.42
Expired	(644,431)	2.26 – 82.57	49.55

Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95

Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2009	11,777,703	2.26 – 82.57	52.46
Exercisable, December 31, 2008	6,011,214	2.26 – 82.57	39.75

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2010:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
82.57	6,645,814	7.60	4,648,764	August 5, 2018
74.54	13,000	6.95	13,000	December 11, 2017
64.30	5,066,070	6.59	5,066,070	August 2, 2017
40.25	1,297,181	2.50	1,297,181	June 30, 2013
38.30	5,978,100	8.60	2,090,394	August 4, 2019
33.76	2,232,037	5.67	2,232,037	September 1, 2016
32.27	5,826,800	9.60	5,000	August 3, 2020
28.75	1,359,834	4.65	1,359,834	August 23, 2015
23.75	32,000	7.96	16,000	December 15, 2018
22.25	20,585	7.87	13,722	November 10, 2018
15.33	17,625	0.50	17,625	June 30, 2011
2.26	183,928	1.26	183,928	April 5, 2012

$2.26 – 82.57	28,672,974	7.47	16,943,555

NOTE 18: FINANCIAL INCOME AND EXPENSE

Financial income and expense recognized in the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
Recognized in the statement of operations
Interest expense	(1,968)	(1,675)	(1,578)
Interest income	466	175	133
Fair value adjustment on Convertible Bonds and call options on ArcelorMittal shares	—	(897)	427
Net gain (loss) on other derivative instruments	(180)	(27)	43
Net foreign exchange result and others[1]	(573)	(423)	(1,225)

Total	(2,255)	(2,847)	(2,200)

Recognized in equity (Company share)[2]
Net change in fair value of available-for-sale financial assets	(78)	48	1
Effective portion of changes in fair value of cash flow hedge	1,844	(535)	(585)
Foreign currency translation differences for foreign operations	(6,129)	3,115	(1,726)

Total	(4,363)	2,628	(2,310)

1	Net foreign exchange result and others includes the net foreign exchange effects related primarily to financial assets and liabilities, bank fees, interest on defined benefit obligations and impairments of financial instruments.
2	Includes amounts related to discontinued operations (see note 5).

NOTE 19: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2008, 2009 and 2010, respectively, is summarized as follows:

	Year ended December 31,
	2008	2009	2010
Total current tax expense	2,485	381	821
Total deferred tax expense (benefit)	(1,381)	(4,813)	(2,300)

Total income tax expense (benefit)	1,104	(4,432)	(1,479)

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2008	2009	2010
Net income (including non-controlling interests)	10,498	114	3,005
Discontinued operations	(247)	57	330
Income from investments in associates and joint ventures	(1,650)	(56)	(451)
Income tax expense (benefit)	1,104	(4,432)	(1,479)

Income (loss) before tax and income from investments in associates and joint ventures:	9,705	(4,317)	1,405

Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	1,402	(2,875)	(1,310)
Permanent items	(605)	(1,377)	(293)
Benefit arising from interest in partnership	(21)	(19)	—
Rate changes	(151)	(13)	(190)
Net change in measurement of deferred tax assets	(410)	248	380
Effects of tax holiday	(7)	72	28
Effects of foreign currency translation	728	(521)	(147)
Tax credits	(95)	(296)	(141)
Other taxes	276	289	155
Others	(13)	60	39

Income tax expense (benefit)	1,104	(4,432)	(1,479)

ArcelorMittal’s income tax expense is based on the income tax laws and regulations in place in the different countries in which ArcelorMittal operates. In addition, the amount of income tax expense depends on the geographical mix of activities, which can vary from year to year. ArcelorMittal has offices in countries with a low corporate income tax rate, which reduce the consolidated effective tax rate to a level below 28.8%, the statutory tax rate as enacted in Luxembourg.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2008	2009	2010
Notional Interest Deduction	(766)	(931)	(733)
Juros sobre o Capital Próprio (“JSCP”)	(177)	(193)	(51)
Interest recapture	184	6	554
Non tax deductible provisions	177	(131)	—
Tax deductible capital loss	—	(99)	—
Other permanent items	(23)	(29)	(63)

Total permanent items	(605)	(1,377)	(293)

Notional Interest Deduction: Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is based upon the average rate of interest on 10-year bonds issued by the Belgian State. The rate is revised on an annual basis, but may not vary by more than 1 % from one period to another. A maximum rate of 6.5 % applies.

Juros sobre o Capital Próprio (“JSCP”): Corporate taxpayers in Brazil, who distribute a dividend can benefit from a tax deduction corresponding to an amount of interest calculated as a yield on capital. The deduction is determined as the lower of the interest as calculated by application of the Brazilian long term interest rate on the opening balance of capital and reserves, and 50% of the income for the year or accumulated profits from the previous year. For book purposes, this distribution of interest on capital is regarded as a dividend distribution, while for Brazilian tax purposes it is regarded as tax deductible interest.

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expenses are only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Rate changes

The 2008 tax benefit from rate changes of (151) mainly results from the decrease of corporate income tax rates in Kazakhstan, Luxembourg, South Africa and Russia.

The 2010 tax benefit from rate changes of (190) mainly results from the decrease of the substantively enacted corporate income tax rate in Ukraine of (260), partially offset by changes in the substantively enacted corporate income tax rate in Kazakhstan of 30 and Luxembourg of 40.

Net change in measurement of deferred tax assets

The 2008 net change in measurement of deferred tax assets of (410) primarily consists of a net tax benefit of (295) due to recognizing deferred tax assets on acquired net operating losses not previously recognized in purchase accounting upon the Arcelor acquisition and other net tax benefit of (115), mainly relating to recognizing deferred tax assets, others than unrecognized deferred tax assets relating to the Arcelor acquisition, partially offset by non-recognition of deferred tax assets for losses of the year.

The 2009 net change in measurement of deferred tax assets of 248 primarily consists of tax expense of 467 due to not recognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses of previous years of (143) and tax benefit of (76) relating to other items.

The 2010 net change in measurement of deferred tax assets of 380 primarily consists of tax expense of 504 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (124).

Effects of tax holiday

Certain agreements, for example tax holidays, relating to acquisitions and capital investments undertaken by the Company, provide reduced tax rates, fixed amounts of tax or in some cases exemption from income tax as in Algeria (expiring in 2011).

Effects of foreign currency translation

The effects of foreign currency translation of 728, (521) and (147) at December 31, 2008, 2009 and 2010, respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (95), (296) and (141) in 2008, 2009 and 2010 respectively are mainly attributable to our operating subsidiaries in Spain. They relate to credits claimed on research and development, credits on investment and tax sparing credits.

Other taxes

Other taxes include withholding taxes on dividends, services, royalties and interests, as well as Secondary Taxation on Companies (“STC”). It also includes Mining duties in Canada of 63, 22 and 117 and Flat tax in Mexico of 36, 51 and (30) in 2008, 2009 and 2010 respectively. The STC is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the STC tax in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,978, 2,956 and 3,777 in 2008, 2009 and 2010 respectively, it would be subject to additional taxes of 271, 269 and 343 respectively. STC on dividends declared in 2008, 2009 and 2010 were 31, 17 and 8 respectively.

Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2008, 2009, 2010 is as follows:

	2008	2009	2010
Current tax expense (benefit)
Recognized in other comprehensive income on:
Foreign currency translation adjustments	67	(18)	49

	67	(18)	49

Deferred tax expense (benefit)
Recognized in other comprehensive income on:
Unrealized gain (loss) on available-for-sale securities	(9)	3	(19)
Unrealized gain (loss) on derivative financial instruments	868	(174)	(122)
Call options on ArcelorMittal shares	—	—	(126)
Foreign currency translation adjustments	(55)	370	74
Recognized in additional paid-in capital on:
Movements on treasury shares	(15)	(682)	(267)
Recognized in retained earnings on:
Cancellation of cash settlement option on 800 convertible senior notes	—	81	—
Recognized in non-controlling interests on:
Issuance of bonds mandatorily convertible in shares of subsidiaries	—	(4)	—

	789	(406)	(460)

In 2008, for tax purposes, the Company recognized an impairment as the market value of its treasury shares was lower than the recorded value. The impairment resulted in the recognition of an additional deferred tax asset as the Company had tax losses carried forward in Luxembourg. In addition, the Company recognized a deferred tax liability for the potential future recapture of the recognized impairment. In accordance with IFRS, the corresponding tax benefit and expenses, netting to zero, was recognized in the consolidated statements of changes in equity. As a result of the offering of shares in 2009, the Company realized a loss on the sale of shares for tax purposes and reversed (682) of the deferred tax liability previously recognized.

Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2009	2010	2009	2010	2009	2010
Intangible assets	167	136	(1,104)	(1,095)	(937)	(959)
Property, plant and equipment	277	263	(9,293)	(8,110)	(9,016)	(7,847)
Inventories	421	427	(425)	(47)	(4)	380
Available-for-sale financial assets	—	—	(12)	(1)	(12)	(1)
Financial instruments	436	294	(92)	(146)	344	148
Other assets	258	415	(665)	(478)	(407)	(63)
Provisions	2,806	2,416	(1,008)	(693)	1,798	1,723
Other liabilities	455	700	(677)	(872)	(222)	(172)
Tax losses carried forward	7,468	8,719	—	—	7,468	8,719
Tax credits	724	712	—	—	724	712
Untaxed reserves	—	—	(42)	(43)	(42)	(43)

Deferred tax assets / (liabilities)	13,012	14,082	(13,318)	(11,485)	(306)	2,597

Deferred tax assets					4,838	6,603
Deferred tax liabilities					(5,144)	(4,006)

Deferred tax assets not recognized by the Company as of December 31, 2009 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	27,315	8,220	7,468	752
Tax credits and other tax benefits carried forward	1,410	844	724	120
Other temporary differences	15,845	4,966	4,820	146

Total		14,030	13,012	1,018

Deferred tax assets not recognized by the Company as of December 31, 2010 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	33,155	9,889	8,719	1,170
Tax credits and other tax benefits carried forward	1,523	967	712	255
Other temporary differences	16,298	4,678	4,651	27

Total		15,534	14,082	1,452

As of December 31, 2010, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Belgium, Luxembourg, Canada, Mexico, the Netherlands and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The majority of unrecognized tax losses carried forward have an expiration date. In addition, the utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income.

At December 31, 2010, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 6,603 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets is approximately 22,798. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements.

ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. There was no material change to these liabilities as of December 31, 2009 until December 31, 2010. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 550.

Tax losses carried forward

At December 31, 2010, the Company had total estimated tax losses carried forward of 33,155.

Such amount includes net operating losses of 7,584 primarily related to subsidiaries in Canada, the Netherlands, Poland, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2011	27
2012	46
2013	261
2014	657
2015	68
2016 - 2030	6,525

Total	7,584

The remaining tax losses carried forward of 25,571 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

Tax losses carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 20: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2008	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2009
Environmental (see note 24)	769	72	(131)	—	33	743
Asset retirement obligations	278	49	(2)	—	11	336
Restructuring	566	78	(131)	1	(183)	331
Voluntary separation plans (1)	935	280	(685)	—	(218)	312
Litigation (see note 24)	1,601	296	(803)	2	125	1,221
Commercial agreements and onerous contracts	855	471	(1,150)	—	(2)	174
Other (2)	631	266	(321)	3	(142)	437

	5,635	1,512	(3,223)	6	(376)	3,554

Short-term provisions	3,292					1,433
Long-term provisions	2,343					2,121

	5,635					3,554

	Balance at December 31, 2009	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements*	Balance at December 31, 2010
Environmental (see note 24)	743	95	(104)	—	(4)	730
Asset retirement obligations	336	24	(30)	—	12	342
Restructuring	331	92	(118)	—	(68)	237
Voluntary separation plans (1)	312	69	(268)	—	(32)	81
Litigation (see note 24)	1,221	327	(280)	—	(197)	1,071
Commercial agreements and onerous contracts	174	240	(221)	—	20	213
Other (2)	437	238	(143)	—	(125)	407

	3,554	1,085	(1,164)	—	(394)	3,081

Short-term provisions	1,433					1,343
Long-term provisions	2,121					1,738

	3,554					3,081

*	A movement of (167) is related to the transfer of provisions to liabilities held for sale and distribution
(1)

Voluntary separation plans were announced at the end of 2008 by the Group Management Board and were largely completed in 2009 and 2010. In 2010, new voluntary separation plans were announced in Mexico, Kazakhstan, Ukraine and France. As of December 2010, the outstanding provision relates to remaining plans primarily in USA, France, Poland, Germany, Bosnia, Mexico, Romania and Czech Republic.

(2)	Other includes provisions for technical warranties, guarantees as well as other disputes.

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts provided for and the actual outflows. In general, provisions are presented on a non-discounted basis due to the uncertainties regarding the timing or the short period of their expected consumption.

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years.

Restructuring provisions are mainly related to reorganizations in France and are expected to be settled within the next year.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 24.

Provisions for onerous contracts related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts.

In addition to existing labor agreements, voluntary separation plans which provide incentives for early retirement or separation from the Company in exchange for cash benefits, were announced at the end of 2008 and were largely completed in 2009. As of December 31, 2010, the outstanding provision relates to remaining plans primarily in France and Belgium which are expected to be settled over a period of one to four years.

Other includes provisions for technical warranties, guarantees as well as other disputes.

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following as of December 31:

	2009*	2010
Accrued payroll and employee related expenses	1,949	1,933
Other payables	1,810	2,090
Other creditors	1,310	1,526
Revaluation of derivative instruments	905	402
Other amounts due to public authorities	731	828
Unearned revenue and accrued payables	217	121

Total	6,922	6,900

*	As required by IFRS 3, the 2009 information has been adjusted retrospectively for the finalization in 2010 of the allocation of purchase price of acquisitions made in 2009 (see note 3).

NOTE 22: COMMITMENTS

The Company’s commitments consist of three main categories:

•	non-cancellable operating leases,

•	various purchase and capital expenditure commitments,

•	pledges, guarantees and other collateral instruments given to secure financial debt and credit lines.

Operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2010 according to maturity periods are as follows:

Less than 1 year	465
1-3 years	819
4-5 years	579
More than 5 years	1,081

Total	2,944

The operating leases are mainly related to plant, machinery and equipment (2,267), buildings (546) and lands (57).

Commitments given

	December 31
	2009	2010*
Purchase commitments	26,229	21,937
Capital expenditure commitments	1,515	1,660
Guarantees, pledges and other collateral	4,944	3,621
Other commitments	5,895	5,463

Total	38,583	32,681

*	Purchase commitments and guarantees, pledges and other collateral include commitments related to joint ventures and associates for 1,317 and 149 at December 31, 2010, respectively.

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Guarantees, pledges and other collateral

Pledges mainly relate to mortgages entered into by the Company’s Operating Subsidiaries and guarantees issued related to external debt financing.

Guarantees and other collateral consist of guarantees of financial loans and credit lines, documentary credits, letters of credit and sureties.

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

The Company has pledged 37.87% of its shareholding in ArcelorMittal Galati to AVAS (the governmental body in Romania responsible for privatization) in relation to the Company’s ten-year capital expenditure commitment at ArcelorMittal Galati which commenced November 2001.

The Company has entered into a share pledge agreement with AVAS for 100% of its shareholding in ArcelorMittal Tubular Products Roman’s share capital with respect to its investment commitment from 2003 to February 1, 2014.

The Company has also entered into a share pledge agreement with AVAS for 15.7% of its shareholding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004. This share pledge agreement is still effective on December 31, 2010, as the Company did not receive written confirmation from AVAS on due fulfillment of the investment obligations undertaken for the five investment years.

The Company has entered into a share pledge agreement with AVAS for 52.94% of its shareholding in ArcelorMittal Tubular Products Iasi’s share capital towards its capital expenditure commitments for five years commencing in 2004.

NOTE 23: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future healthcare cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statement of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 1,979 for pensions and 1,020 for other post retirement benefits as of December 31, 2010.

ArcelorMittal USA’s 2008 labor agreement with the United Steelworkers of America (the “USW”) increased wages, provided a signing bonus of six thousand dollars per employee, increased the pension multiplier for certain employees, increased payments into Steelworkers pension trust, provided for a lump sum payment upon retirement for certain employees, and reduced the premium retirees must pay for healthcare. The most significant change to this agreement was the change in the funding principles of a Voluntary Employee Beneficiary Association (“VEBA”) trust for retiree healthcare. Previously this fund was accounted for as a profit-sharing arrangement. The change in the contractual obligation led to the recognition in 2008 of a liability and other post-employment expense of 1,424 for those obligations which had previously vested. See the post-employment benefits section of this note for a more detailed discussion.

The Company agreed in 2008 to transfer to ArcelorMittal USA a number of shares held in treasury equal to a fair value of 130, subject to certain adjustments, in several tranches until the end of 2010 to provide a means for ArcelorMittal USA to meet its cash funding requirements to the ArcelorMittal USA Pension Trust. The first tranche, consisting of 1,121,995 treasury shares, was transferred on December 29, 2008 for consideration of $23.72 per share, the New York Stock Exchange opening price on December 23, 2008. The second tranche, consisting of 119,070 treasury shares, was transferred on June 29, 2009 for consideration of $32.75 per share, the New York Stock Exchange opening price on June 26, 2009. The third tranche, consisting of 1,000,095 treasury shares, was transferred on September 15, 2009, for consideration of $39.00 per share, the New York Stock Exchange opening price on September 14, 2009. There were no transfers in 2010.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 24% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees who receive pension benefits are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants. Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive pension benefits through a multiemployer pension plan that is accounted for as defined contribution plan.

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

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2009
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	57%	9%	10%	34%	28%
Fixed Income (including cash)	25%	41%	89%	79%	48%	72%
Real Estate	4%	—	—	1%	1%	—
Other	16%	2%	2%	10%	17%	—

Total	100%	100%	100%	100%	100%	100%

	December 31, 2010
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	56%	8%	10%	40%	32%
Fixed Income (including cash)	25%	42%	90%	79%	60%	68%
Real Estate	4%	—	—	1%	—	—
Other	16%	2%	2%	10%	—	—

Total	100%	100%	100%	100%	100%	100%

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal except for the transaction explained previously. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of 950 and 699 in 2009 and 2010, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2010
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	62%	59%	11%	10%	48%	35%
Fixed Income (including cash)	24%	41%	84%	79%	52%	65%
Real Estate	5%	—	—	2%	—	—
Other	9%	—	5%	9%	—	—

Total	100%	100%	100%	100%	100%	100%

The following tables detail the reconciliation of defined benefit obligation, plan assets and statement of financial position.

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	9,359	3,281	2,275	550	2,316	743	194
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Plan amendments	46	—	6	—	35	—	5
Plan participants’ contribution	5	—	1	2	1	—	1
Acquisition	3	—	—	—	3	—	—
Curtailments and settlements	(24)	—	—	(10)	(9)	—	(5)
Actuarial (gain) loss	330	—	168	22	141	(4)	3
Benefits paid	(769)	(247)	(174)	(43)	(188)	(90)	(27)
Foreign currency exchange rate differences and other movements	867	—	393	198	82	190	4

Benefit obligation at end of the period	10,612	3,270	2,888	799	2,544	910	201

Change in plan assets
Fair value of plan assets at beginning of the period	5,788	1,916	1,786	589	566	826	105
Expected return on plan assets	479	156	140	79	23	71	10
Actuarial gain (loss)	471	265	130	39	42	(4)	(1)
Employer contribution	302	48	202	13	38	—	1
Plan participants’ contribution	5	—	1	2	1	—	1
Settlements	(3)	—	—	(9)	6	—	—
Benefits paid	(613)	(244)	(173)	(43)	(55)	(90)	(8)
Foreign currency exchange rate differences and other movements	766	—	310	215	23	218	—

Fair value of plan assets at end of the period	7,195	2,141	2,396	885	644	1,021	108

Present value of the wholly or partly funded obligation	(9,078)	(3,236)	(2,873)	(799)	(1,163)	(910)	(97)
Fair value of plan assets	7,195	2,141	2,396	885	644	1,021	108
Net present value of the wholly or partly funded obligation	(1,883)	(1,095)	(477)	86	(519)	111	11
Present value of the unfunded obligation	(1,534)	(34)	(15)	—	(1,381)	—	(104)
Unrecognized net actuarial loss	1,678	1,242	251	30	127	—	28
Unrecognized past service cost	3	2	—	—	1	—	—
Prepaid due to unrecoverable surpluses	(221)	—	(3)	(104)	(3)	(111)	—

Net amount recognized	(1,957)	115	(244)	12	(1,775)	—	(65)

Net assets related to funded obligations	294	194	65	17	—	—	18

Recognized liabilities	(2,251)	(79)	(309)	(5)	(1,775)	—	(83)

Amount included above related to discontinued operations	(91)	—	—	—	(91)	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	10,612	3,270	2,888	799	2,544	910	201
Service cost	158	49	50	11	38	—	10
Interest cost	666	180	182	88	113	83	20
Plan amendments	40	—	15	—	3	—	22
Plan participants’ contribution	4	—	1	2	—	—	1
Acquisition	(9)	—	—	—	—	—	(9)
Curtailments and settlements	(9)	—	—	—	2	(3)	(8)
Actuarial (gain) loss	642	261	189	24	5	68	95
Benefits paid	(757)	(241)	(193)	(47)	(172)	(85)	(19)
Foreign currency exchange rate differences and other movements	64	—	129	25	(201)	118	(7)

Benefit obligation at end of the period	11,411	3,519	3,261	902	2,332	1,091	306

Change in plan assets
Fair value of plan assets at beginning of the period	7,195	2,141	2,396	885	644	1,021	108
Expected return on plan assets	590	178	184	97	23	99	9
Actuarial gain (loss)	109	67	55	6	16	(34)	(1)
Employer contribution	484	166	262	14	41	—	1
Plan participants’ contribution	4	—	1	2	—	—	1
Settlements	(3)	—	—	—	—	(3)	—
Benefits paid	(611)	(237)	(192)	(47)	(45)	(85)	(5)
Foreign currency exchange rate differences and other movements	207	—	116	29	(55)	122	(5)

Fair value of plan assets at end of the period	7,975	2,315	2,822	986	624	1,120	108

Present value of the wholly or partly funded obligation	(9,882)	(3,486)	(3,246)	(902)	(1,063)	(1,091)	(94)
Fair value of plan assets	7,975	2,315	2,822	986	624	1,120	108
Net present value of the wholly or partly funded obligation	(1,907)	(1,171)	(424)	84	(439)	29	14
Present value of the unfunded obligation	(1,529)	(33)	(15)	—	(1,269)	—	(212)
Unrecognized net actuarial loss	1,979	1,318	390	45	111	(4)	119
Unrecognized past service cost	5	—	5	—	—	—	—
Prepaid due to unrecoverable surpluses	(148)	—	—	(121)	(2)	(25)	—

Net amount recognized	(1,600)	114	(44)	8	(1,599)	0	(79)

Net assets related to funded obligations	317	186	101	13	—	—	17

Recognized liabilities	(1,917)	(72)	(145)	(5)	(1,599)	—	(96)

Amount included above related to discontinued operations	(83)	—	—	—	(83)	—	—

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 221 and 148 at December 31, 2009 and 2010, respectively.

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	163	42	61	11	38	—	11
Interest cost	625	181	161	69	127	69	18
Expected return on plan assets	(584)	(215)	(182)	(82)	(25)	(69)	(11)
Charges due to unrecoverable surpluses	(8)	—	—	(11)	3	—	—
Curtailments and settlements	25	—	(1)	—	—	—	26
Amortization of unrecognized past service cost	152	127	11	—	10	—	4
Amortization of unrecognized actuarial (gain) loss	78	69	(6)	12	2	—	1

Total	451	204	44	(1)	155	—	49

Amount included above related to discontinued operations	5	—	—	—	5	—	—

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost
Service cost	160	53	51	10	37	—	9
Interest cost	635	183	168	70	126	71	17
Expected return on plan assets	(479)	(156)	(140)	(79)	(23)	(71)	(10)
Charges due to unrecoverable surpluses	13	—	3	10	—	—	—
Curtailments and settlements	(13)	—	—	1	(11)	—	(3)
Amortization of unrecognized past service cost	72	26	6	—	35	—	5
Amortization of unrecognized actuarial loss	201	184	10	6	—	—	1

Total	589	290	98	18	164	—	19

Amount included above related to discontinued operations	4	—	—	—	4	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost
Service cost	158	49	50	11	38	—	10
Interest cost	666	180	182	88	113	83	20
Expected return on plan assets	(590)	(178)	(184)	(97)	(23)	(99)	(9)
Charges due to unrecoverable surpluses	(79)	—	(3)	14	—	(90)	—
Curtailments and settlements	4	—	—	—	5	—	(1)
Amortization of unrecognized past service cost	37	2	10	—	3	—	22
Amortization of unrecognized actuarial loss	225	118	1	2	(2)	106	—

Total	421	171	56	18	134	—	42

Amount included above related to discontinued operations	4	—	—	—	4	—	—

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require deductible and co-insurance payments from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

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

The current labor agreement between ArcelorMittal USA and the USW, the Company modified payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust. The VEBA provided limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Contributions into the trust under the old labor agreement were calculated based on quarterly operating income and on certain overtime hours worked. Benefits paid were based on the availability of funds in the VEBA. Under the current agreement, ArcelorMittal USA contributes a fixed amount of 25 per quarter. An agreement with the union allowed ArcelorMittal USA to defer these payments in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions must be paid to the fund by August 12, 2012. Before that date, ArcelorMittal USA will make additional quarterly contributions calculated with the reference to its operating income.

The Company has significant assets mostly in the aforementioned VEBA post employment benefit plans. These assets consist of 99% in fixed income and 1% in cash. The total fair value of the assets in the VEBA trust was 467 as of December 31, 2010.

Summary of changes in the other post employment benefit obligation and changes in plan assets are as follows:

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Change in post-employment benefit obligation
Benefit obligation at beginning of period	5,254	3,861	667	5	603	118
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Plan amendment	42	24	—	—	18	—
Actuarial loss (gain)	46	38	(17)	(1)	32	(6)
Benefits paid	(327)	(203)	(36)	—	(68)	(20)
Curtailments and settlements	(70)	—	—	—	(70)	—
Divestitures	(4)	—	—	—	(4)	—
Foreign currency exchange rate changes and other movements	116	—	108	1	5	2

Benefits obligation at end of period	5,416	3,963	778	5	564	106
Present value of the wholly or partly funded obligation	(1,324)	(1,274)	—	—	(50)	—

Fair value of assets	577	559	—	—	18	—

Net present value of the wholly or partly funded obligation	(747)	(715)	—	—	(32)	—

Present value of the unfunded obligation	(4,092)	(2,689)	(778)	(5)	(514)	(106)
Unrecognized net actuarial loss (gain)	401	670	(259)	—	(20)	10
Unrecognized past service cost	131	129	—	—	2	—

Net amount recognized	(4,307)	(2,605)	(1,037)	(5)	(564)	(96)

Amount included above related to discontinued operations	(62)	—	—	(5)	(57)	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Change in post-employment benefit obligation
Benefit obligation at beginning of period	5,416	3,963	778	5	564	106
Service cost	61	24	10	—	21	6
Interest cost	313	226	51	—	29	7
Participants contribution	32	32	—	—	—	—
Plan amendment	82	—	(1)	—	83	—
Actuarial loss (gain)	694	576	47	—	55	16
Benefits paid	(344)	(243)	(40)	(1)	(46)	(14)
Curtailments and settlements	(2)	—	(2)	—	—	—
Foreign currency exchange rate changes and other movements	(6)	(3)	42	(1)	(33)	(11)

Benefits obligation at end of period	6,246	4,575	885	3	673	110
Present value of the wholly or partly funded obligation	(1,392)	(1,302)	—	—	(90)	—

Fair value of plan assets	517	502	—	—	15	—

Net present value of the wholly or partly funded obligation	(875)	(800)	—	—	(75)	—
Present value of the unfunded obligation	(4,854)	(3,273)	(885)	(3)	(583)	(110)
Unrecognized net actuarial loss (gain)	1,020	1,195	(205)	—	7	23
Unrecognized past service cost	128	58	—	—	70	—

Net amount recognized	(4,581)	(2,820)	(1,090)	(3)	(581)	(87)

Amount included above related to discontinued operations	(58)	—	—	(3)	(55)	—

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2008
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost
Service cost	54	12	14	—	23	5
Interest cost	212	121	48	1	34	8
Expected return on plan assets	(16)	(15)	—	—	(1)	—
Curtailments and settlements	6	6	—	—	—	—
Amortization of unrecognized past service cost	1,504	1,458	1	—	2	43
Amortization of unrecognized actuarial (gain) loss	6	12	(15)	—	9	—

Total	1,766	1,594	48	1	67	56

Amount included above related to discontinued operations	6	—	—	—	6	—

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost (benefit)
Service cost	60	26	10	—	19	5
Interest cost	299	217	46	—	29	7
Expected return on plan assets	(39)	(38)	—	—	(1)	—
Curtailments and settlements	(70)	—	—	—	(70)	—
Amortization of unrecognized past service cost	110	92	—	—	18	—
Amortization of unrecognized actuarial (gain) loss	35	32	(16)	(1)	19	1

Total	395	329	40	(1)	14	13

Amount included above related to discontinued operations	(1)	—	—	(1)	—	—

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHER
Components of net periodic OPEB cost (benefit)
Service cost	61	24	10	—	21	6
Interest cost	313	226	51	—	29	7
Expected return on plan assets	(33)	(32)	—	—	(1)	—
Curtailments and settlements	(3)	—	(3)	—	—	—
Amortization of unrecognized past service cost	79	71	(1)	—	9	—
Amortization of unrecognized actuarial (gain) loss	56	42	(18)	—	30	2

Total	473	331	39	—	88	15

Amount included above related to discontinued operations	6	—	—	—	6	—

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2008	2009	2010	2008	2009	2010
Discount rate	5.42% – 10.77%	4.97% – 15%	4.75% – 14.0%	4.25% – 10.77%	4.5% – 10.77%	4.50% – 10.77%
Rate of compensation increase	2.50% – 9.2%	1.71% – 14%	2.5% – 13.0%	1.5% – 7.12%	2% – 7.12%	2.0% – 6.32%
Expected long-term rate of return on plan assets	3.47% – 11.72%	3.52% – 11.26%	3.5% – 10.78%	4.5% – 6.11%	4.5% – 6.12%	4.5% – 6.18%

Healthcare Cost Trend Rate

	Pension Plans
	2008	2009	2010
Healthcare cost trend rate assumed	3.00% – 5.71%	3.00% – 5.40%	2.00% – 5.18%

Cash Contributions

In 2011, the Company expects its cash contributions to amount to 607 for pension plans, 493 for other post employment benefits plans and 122 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 114 in 2010.

Statement of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2009	2010
Pension plan benefits	2,251	1,834
Other post-employment benefits	4,307	4,523
Early retirement benefits	886	761
Other long-term employee benefits	139	62

Total	7,583	7,180

Decrease in the pension liability of 2010 is mainly due to the increase in the plan assets as compared to 2009. Other long-term employee benefits represent liabilities related to multi-employer plans and other long term defined contribution plans.

Additionally, the long-term employee benefit liabilities held-for distribution amounted to:

December 31, 2010
Pension plan benefits	83
Other post-employment benefits	58
Early retirement, termination and other benefits	40

Total	181

The fair values of the employee benefit liabilities as of December 31, 2010 can be derived from the aforementioned amounts by adding the non recognized actuarial losses and deducting the actuarial gains, deferred in accordance with the “corridor” approach, as described in note 2. Accordingly, the fair value of the employee benefit liability held for distribution was 163 as of December 31, 2010.

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to ArcelorMittal’s pension plans (as of December 31, 2010, the defined benefit obligation (“DBO”) for pension plans was 11,411):

	Effect on 2011 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2010 DBO
Change in assumption
100 basis point decrease in discount rate	(13)	1,300
100 basis point increase in discount rate	6	(1,113)
100 basis point decrease in rate of compensation	(34)	(273)
100 basis point increase in rate of compensation	40	301
100 basis point decrease in expected return on plan assets	(79)	0
100 basis point increase in expected return on plan assets	79	0

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2010 the DBO for post-employment benefit plans was 6,246):

	Effect on 2011 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2010 DBO
Change in assumption
100 basis point decrease in discount rate	(13)	770
100 basis point increase in discount rate	9	(640)
100 basis point decrease in healthcare cost trend rate	(39)	(576)
100 basis point increase in healthcare cost trend rate	48	684

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

Experience adjustments

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2006(1)	2007	2008	2009	2010
Present value of the defined benefit obligations	(8,592)	(10,512)	(9,359)	(10,612)	(11,411)
Fair value of the plan assets	5,729	8,091	5,788	7,195	7,975
Deficit	(2,863)	(2,421)	(3,571)	(3,417)	(3,436)
Experience adjustments: (increase)/decrease plan liabilities	—	(195)	(122)	(161)	(11)
Experience adjustments: increase/(decrease) plan assets	—	(201)	(1,712)	471	109

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2006(1)	2007	2008	2009	2010
Present value of the defined benefit obligations	(2,614)	(2,805)	(5,254)	(5,416)	(6,246)
Fair value of the plan assets	48	49	635	577	517
Deficit	(2,566)	(2,756)	(4,619)	(4,839)	(5,729)
Experience adjustments: (increase)/decrease plan liabilities	—	(33)	(142)	14	(64)
Experience adjustments: increase/(decrease) plan assets	—	—	(19)	11	9

(1)	Experience adjustments data for 2006 are not available.

NOTE 24: CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 2.

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

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss.

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

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2010, ArcelorMittal had established reserves of 730 for environmental remedial activities and liabilities, including 300 in provisions relating to Europe, 213 in provisions relating to the United States, 185 in provisions relating to South Africa and 26 in provisions relating to Canada. ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue recording provisions in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 213 essentially at its ArcelorMittal USA subsidiary. They principally relate to investigation, monitoring and remediation of soil and groundwater investigation at its current and former facilities and to removal and disposal of PCBs and asbestos-containing material. The environmental provisions include 2 to address ArcelorMittal USA’s potential liability at two Superfund sites. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal Indiana Harbor East entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 9 for RCRA Corrective Action, and 25 for sediment assessment and remediation at this site. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor (East), but the potential costs of any such remediation cannot yet be reasonably estimated.

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

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 28 for this matter.

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

Europe

Provisions total 300 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (102), Belgium (83), Luxembourg (78), Poland (15), Czech Republic (12) and Spain (7). This remediation work relates to various elements such as decontamination of water discharges, waste disposal, cleaning water ponds and certain remediation activities that involve the clean-up of soil and groundwater. These reserves are also related to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 102, principally relating to the remediation of former sites, including several coke plants and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt and Hagondange sites and is related to treatment of soil and groundwater. Douchy’s basins will be covered and closed and major treatments will be carried out with respect to the Charleville, Mézières and Biache basins. The Besseges site, an old wiredrawing factory in south of France, also requires environmental remediation such as soil and groundwater treatment, remediation of waste equipment and demolition.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and the improvement of storage of secondary materials and disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and dump rehabilitation at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 83, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the groundwater underneath the coking plant at the ArcelorMittal Gent site and cleaning of the soil at the Cockerill Sambre site. The provisions also concern the external recycling of waste that cannot be recycled internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium, there are provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of 78, which relates to the post-closure monitoring and remediation of former landfill and mining sites.

ArcelorMittal Belval and Differdange has a provision to clean water ponds and historical dumps in order to meet the requirements of the Luxembourg Environment Administration.

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

Poland

ArcelorMittal Poland SA’s environmental provision of 15 is mainly related to the obligation to reclaim a landfill site and to dispose the residues which can not be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which can not be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the dismantling and remediation of post-closure buildings at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to its obligations relating to sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 185 to be used over 20 years, mainly relating to environmental remediation obligations that represent the present value of the costs of remedial action to clean and secure a site. These actions are primarily attributable to historical or legacy waste disposal activities. With subsequent changes in national environmental legislation, the unit has a legal obligation to remediate these facilities.

Approximately 55 relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites. Remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed. The Vanderbijlpark Works site, the main flat carbon steel operation of the South Africa unit, has been in operation for more than 67 years, and thus contains a number of legacy facilities and areas requiring retirement and remediation. Approximately 65 of the obligation is allocated to this site. The ground and surface water allocation largely represent the cost of investigatory work. Consequently, the percentage allocation is expected to increase once the investigatory work is complete and final remediation actions are devised. Newcastle Works site is the main long carbon steel operation of the South Africa unit has been in operation for more than 31 years. Approximately 48 of the obligation is allocated to this site. As with all operating sites of the South African unit the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, such dovetailing is currently particularly prevalent with regards to water treatment. The remainder of the obligation of approximately 17 relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has a 18 provision for the expected cost of remediating toxic sediment located in the company's East Boatslip site. Completion of the project is required for Hamilton Harbour to be de-listed as an "Area of Concern" on the Great Lakes. The company has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and the company expects the project to be completed by 2014.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2010, ArcelorMittal had established reserves for asset retirement obligations of 140 in provisions relating to Ukraine, 72 in provisions relating to Russia, 38 in provisions relating to Canada, 35 in provisions relating to South Africa, 22 in provisions relating to Europe, 17 in provisions relating to the United States and 11 relating to Brazil.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia are related to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mine.

The AROs for utilization over 20 years in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relates to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Europe, AROs are essentially related to Hamburg site in Germany, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease.

The AROs in the United States principally relate to mine closure costs of Minorca iron ore mine and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

Legal Claims

ArcelorMittal is a party to various legal actions. The principal legal actions are disclosed below.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2010, ArcelorMittal has established reserves in the aggregate of approximately 31 for those of the claims disclosed below as to which the criteria for provisioning were met.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries (in the amount of 138) be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in a payment by ArcelorMittal Tubarão in an amount estimated by the Company at approximately 99. The case is in the first administrative level and the Company presented its defense in January 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 63. ArcelorMittal Brasil is defending the case in the first administrative instance.

        In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 789 at December 31, 2010. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year, in which it concluded that ArcelorMittal FCE Luxembourg had a permanent business establishment in Italy. As a result, the Italian tax authorities may issue assessments in respect of value-added tax (VAT), corporate income tax (CIT) and IRAP, which is a local tax, for the 2004 to 2010 fiscal years. On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million. The Company does not believe that it has a permanent establishment in Italy, and intends to defend itself fully in this matter.

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

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately 57. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. ArcelorMittal Kryviy Rih intends to defend itself fully in this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2010, ArcelorMittal has established reserves of approximately 212 in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits, including a putative class action on behalf of indirect purchasers, have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any. ArcelorMittal considers the allegations in the complaint to be entirely unfounded.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (CADE) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 70. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

Europe

In late 2002, three subsidiaries of ArcelorMittal (Tréfileurope, Tréfileurope Italia S.r.l. and Fontainunion S.A.)—now known as ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine—and two former subsidiaries of ArcelorMittal España (Emesa and Galycas), along with other European manufacturers of pre-stressed wire and strands steel products, received notice that the European Commission was conducting an investigation into possible anti-competitive practices by these companies. In 2004, Emesa and Galycas were sold. ArcelorMittal is contractually required to indemnify the present owner of Emesa and Galycas if a fine is imposed on them relating to any matters that occurred while these entities were owned by Arcelor.

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totalling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal Espana filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, the European Commission decided to suspend the implementation of the September 30 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.68 million and €36.7 million, respectively.

On April 23, 2007, ArcelorMittal received a decision of the Financial Directorate in Ostrava, Czech Republic, which ordered ArcelorMittal Ostrava to pay approximately 120 for allegedly abusing its economic position and, as a result, acquiring unjustified profits in respect of prices of blast furnace coke produced by ArcelorMittal Ostrava and delivered in 2004. The Financial Directorate subsequently ordered ArcelorMittal Ostrava to pay an additional fine of 28 for the period from January to March 2005. After its previous decision in October 2006 was cancelled by the Czech Ministry of Finance, the matter was returned to the Financial Directorate in Ostrava for reexamination. ArcelorMittal Ostrava received notice on June 14, 2007 that the Ministry of Finance had upheld the Financial Directorate of Ostrava’s decision. ArcelorMittal Ostrava filed a petition against the decision with the Municipal Court of Prague on June 29, 2007. Filing the petition had the effect of suspending payment of the fines. In April 2010, the Municipal court cancelled the existing fines and sent the case back to the Ministry of Finance. In August 2010, the Ministry of Finance issued two decisions definitively ending both of the administrative proceedings that had been initiated against ArcelorMittal Ostrava.

South Africa

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the access to the documents application. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2010, ArcelorMittal has established reserves of approximately 325 in the aggregate for those of the claims disclosed below as to which the criteria for provisioning were met.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor (East) that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor (East) acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2010, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA LLC (“ArcelorMittal USA”) is a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA is seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs is seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposes. Under certain possible scenarios, the outcome of the arbitrations would be a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim is 66. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. The ArcelorMittal parties are disputing the jurisdiction of the Texas court.

Brazil

PBM, a broker partially controlled by ArcelorMittal Belgo, brought a civil action against Banco Sudameris SA (the “Bank”) in 1993 to recover monetary correction (a financial tool created to neutralize the effects of inflation from the value of assets) and capitalized compensatory interest on investments that were frozen during past economic plans of the Brazilian government. PBM has already recovered sizable amounts under similar claims from other banks. However, a further appeal in this case was pending, and because of a recent change in jurisprudence (some precedents have been excluded from the amount due to the value of the compensatory interest, an issue that is being raised in the appeal), if there had been a decision adverse to PBM, it could have led to an order for possible payments by PBM of legal fees to the outside counsel of the Bank (honorários de sucumbência), potentially in a substantial amount. The parties settled the case in October 2010 and the settlement was ratified by the Court in November 2010.

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The case is now entering the expert investigation stage. ArcelorMittal España intends to defend itself fully in this matter.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 50 and 22, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

Mexico

Sicartsa is involved in a dispute with Ejido Santa Maria of the Municipality of La Union Guerrero over the payment of materials and related damages under a joint venture agreement between the parties. In October 2006, the Agrarian Unity Tribunal entered a judgment ordering Sicartsa to pay the plaintiff damages of 54. After appeal, a final resolution of the Court dated September 6, 2010 stated that the amount to be paid by ArcelorMittal should be three hundred and forty dollars.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA has rejected this assertion and is of the firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings have been served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material, which is for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. AMSA will continue to purchase annual quantities of 6.25 million metric tonnes of iron ore. There will be no escalation in the prices agreed for the duration of the interim period. Any iron ore in addition to the maximum monthly amount will be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA has, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties.

As noted in Item 4 (“Key Transactions and Events in 2010”), ICT acquired in May 2010 the right to prospect for iron ore in a 21.4% share in the Sishen mine and AMSA announced on August 10, 2010 that it had entered into an agreement to acquire ICT. The acquisition, which is subject to certain conditions, has not to date been completed. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT has also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC is challenging.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to 52 due to their mis-management of SAFET’s business. ArcelorMittal and the other directors are vigorously defending the action. It is too early in the proceedings for ArcelorMittal to determine the amount of its liability, if any. However, ArcelorMittal considers the allegations against it to be entirely unfounded.

Various retired or present employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2010.

The number of claims outstanding for asbestos exposure at December 31, 2010 was 397 as compared to 402 at December 31, 2009. The range of amounts claimed for the year ended December 31, 2010 was €7,500 to €751,000 (approximately $10,000 to $1,006,264). The aggregate costs and settlements for the year ended December 31, 2010 were 2.3, of which 0.3 represents legal fees and 2.1 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2009 were approximately 0.5 and 3, respectively.

	in number of cases
	2009(1)	2010
Claims unresolved at beginning of period	431	402
Claims filed	103	75
Claims settled, dismissed or otherwise resolved	(132)	(80)

Claims unresolved at December 31,	402	397

(1)	After purchase of a new company, sale of a subsidiary and further verification.

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

On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007, asking the AFM to overturn its decision on the same grounds as those presented in support of their initial request. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

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

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The claimants request, among other things (1) the cancellation and the amendment of the corporate decisions relating to the second-step merger in order to reflect an exchange ratio of 11 ArcelorMittal (the entity resulting from the first step merger) shares for seven Arcelor shares (ignoring the impact of the share capital restructuring of Arcelor) accompanied by the allocation by the Significant shareholder or the company of additional shares to the claimants to reflect this revised ratio, and alternatively, (2) the payment of damages by the defendants (jointly and severally or severally, at the court’s discretion), in an amount of €180 million. ArcelorMittal submitted its brief in response on October 16, 2008, challenging the validity, the admissibility and the merits of the claims. The claimants filed their conclusions on January 5, 2010. Judgment in the first instance is not expected before the end of 2011.

NOTE 25: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2010, ArcelorMittal shipped its products to customers in approximately 174 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products. As of December 31, 2010, ArcelorMittal employed approximately 274,000 people (including discontinued operations).

The Company adopted IFRS 8, “Operating Segments” on January 1, 2009. As the Company previously defined its operating segments in alignment with the Group Management Board’s responsibilities, the adoption of IFRS 8 did not impact the Company’s segment presentation. Refer to note 2 for the policy around grouping of operating segments into our reportable segments.

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

Reportable segments

ArcelorMittal reports its operations in five segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS and Distribution Solutions. Following the Company’s spin-off of its stainless steel operations into a separately focused company Aperam, Stainless Steel, which produces flat and long stainless steel and alloy products from its plants in Europe and South America, is reported as discontinued operations.

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

•	Long Carbon Americas and Europe operates in Europe and America. Production consists of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products;

•	AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•

ArcelorMittal Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa & CIS	Distribution Solutions	Others / Elimination*	Total
Year ended December 31, 2008
Sales to external customers	24,687	31,402	27,812	9,218	21,061	2,762	116,942
Intersegment sales	2,344	6,898	4,456	3,915	2,065	(19,678)	—
Operating income	2,638	2,773	4,154	3,145	181	(931)	11,960
Depreciation	937	1,648	1,269	540	200	128	4,722
Impairment	291	276	456	9	5	—	1,037
Capital expenditures	1,082	1,443	1,195	891	280	490	5,381

Year ended December 31, 2009
Sales to external customers	11,608	16,284	14,836	5,349	12,382	562	61,021
Intersegment sales	1,732	3,697	1,931	2,278	1,142	(10,780)	—
Operating income	(757)	(501)	(29)	265	(286)	(162)	(1,470)
Depreciation	1,129	1,417	1,092	544	215	177	4,574
Impairment	41	88	287	3	141	(8)	552
Capital expenditures	523	937	545	435	131	138	2,709

Year ended December 31, 2010
Sales to external customers	17,101	20,898	18,218	6,932	14,225	651	78,025
Intersegment sales	2,200	4,652	3,127	2,916	1,519	(14,414)	—
Operating income	2,044	583	1,068	802	164	(1,056)	3,605
Depreciation	916	1,403	1,086	597	176	217	4,395
Impairment	—	77	11	305	113	19	525
Capital expenditures	711	793	704	670	124	306	3,308

*	Others / Eliminations includes all other operations than mentioned above, together with inter-segment elimination, and/or non-operational items which are not segmented.

Effective with the adoption, on January 1, 2010, of the improvements of IFRSs published in April 2009, the requirement to present assets for each reportable segment, if such information is not regularly provided to the CODM, has been removed. As the Company does not regularly provide such information it has not presented assets by segment in the table above. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2009*	2010
Assets allocated to segments	107,190	101,510

Cash and cash equivalents, including restricted cash	6,009	6,289
Deferred tax assets	4,838	6,603
Assets held for sale and distribution	1	6,918
Other unallocated assets and eliminations	9,659	9,584

Total assets	127,697	130,904

*	For comparability purposes, and in conformity with its current practice, the Company has revised its disclosures of the assets allocated to segments presented as of December 31, 2009.

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2008	2009	2010
Operating income (loss)	11,960	(1,470)	3,605

Income from investments in associates and joint ventures	1,650	56	451
Financing costs - net	(2,255)	(2,847)	(2,200)

Income (loss) before taxes	11,355	(4,261)	1,856
Income tax expense (benefit)	1,104	(4,432)	(1,479)
Discontinued operations	247	(57)	(330)

Net income (including non-controlling interests)	10,498	114	3,005

Geographical information

Sales (by destination)

	Year Ended December 31,
	2008	2009	2010
Americas
United States	19,957	9,305	12,920
Canada	4,404	2,033	3,163
Brazil	7,964	3,887	7,291
Argentina	1,361	807	1,054
Others	4,932	2,761	3,587

Total Americas	38,618	18,793	28,015

Europe
France	8,816	4,973	5,307
Spain	8,215	3,905	4,567
Germany	12,563	5,709	7,182
Romania	1,346	632	837
Poland	4,942	2,333	3,191
Belgium	2,260	1,093	1,226
Italy	4,892	1,874	2,926
United-Kingdom	2,432	1,685	1,763
Turkey	2,930	1,647	2,441
Czech Republic	2,318	982	1,271
Others	11,468	6,242	6,735

Total Europe	62,182	31,075	37,446

Asia & Africa
South Africa	5,166	2,519	3,256
Others	10,976	8,634	9,308

Total Asia & Africa	16,142	11,153	12,564

Total	116,942	61,021	78,025

Non-current assets* per significant country:

	Non-current assets
	As of December 31,
	2009	2010
Americas
Brazil	9,081	7,431
United States	6,279	6,118
Canada	4,281	4,314
Mexico	1,614	1,555
Others	1,085	939

Total Americas	22,340	20,357

Europe
France	7,540	6,178
Luxembourg	2,716	2,792
Belgium	5,414	3,675
Spain	4,520	3,979
Ukraine	4,514	4,508
Poland	3,207	2,803
Germany	3,665	3,273
Czech Republic	995	874
Romania	708	677
Italy	395	307
Others	1,498	1,053

Total Europe	35,172	30,119

Asia & Africa
South Africa	2,152	2,497
Kazakhstan	1,734	1,804
Liberia	348	487
Others	846	863

Total Africa & Asia	5,080	5,651

Unallocated assets	32,298	32,102

Total	94,890	88,229

*	Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

NOTE 26: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

The total annual compensation of ArcelorMittal’s employees paid in 2008, 2009, and 2010 was as follows:

	Year Ended December 31,
	2008		2009	2010
Employee Information
Wages and salaries	11,847		9,167	9,686
Pension cost	2,069		579	590
Other staff expenses	—	(1)	1,133	1,575

	13,916		10,879	11,851

(1)	Other staff expenses for 2008 have been included in wages and salaries.

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2008, 2009, and 2010 was as follows:

	Year Ended December 31,
	2008	2009	2010
Base salary and/or directors fees	24	18	20
Short-term performance-related bonus	21	18	7
Post-employment benefits	1	1	2
Share based compensation	18	20	15

The fair value of the stock options granted to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statement of operations over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2008, 2009 and 2010, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2008, 2009 and 2010, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 27: SUBSEQUENT EVENTS

On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of the stainless steel business. As a consequence, the Company transferred on that date assets and liabilities to Aperam for a total amount of € 3,243 (4,337) and recognized a reduction in shareholders’ equity for the same amount.

On February 18, 2011, ArcelorMittal and Nunavut Iron Ore Acquisition Inc. announced the expiration of their offer for common shares and common share purchase warrants of Baffinland Iron Mines Corporation (“Baffinland”). As a result of the offer, Acquireco, a corporation owned 70% by ArcelorMittal and 30% by Iron Ore Holdings, LP, holds approximately 93% of the outstanding common shares and approximately 76% of the outstanding 2007 Common share purchase warrants. Further, Baffinland and Acquireco have agreed to pursue a court approved plan under which Acquireco will acquire the remaining Baffinland common stock and common stock warrants. As of February 18, 2011, the total consideration paid by the Company under the offer was 386. The Company expects to pay approximately 28 for the acquisition of the remaining common stock and common stock warrants. As the offer has just closed, the Company is unable to further disclose the allocation of purchase price to the acquired business.

NOTE 28: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2009 and 2010 and for the years ended 2008, 2009 and 2010.

Condensed consolidating statements of operations for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,868	12,146	102,505	(1,577)	116,942
Cost of sales (including depreciation and impairment)	4	5,801	10,927	83,587	(1,580)	98,739
Selling, general and administrative	281	347	50	5,562	3	6,243

Operating income (loss)	(285)	(2,280)	1,169	13,356	—	11,960
Income from investments in subsidiaries, associates and joint ventures	5,699	1,060	43	1,634	(6,786)	1,650
Financing costs—net	1,016	(58)	(137)	(2,960)	(116)	(2,255)

Income (loss) before taxes	6,430	(1,278)	1,075	12,030	(6,902)	11,355

Income tax (benefit) expense	(3,036)	(560)	8	4,692	—	1,104

Net income from continuing operations (including non-controlling interests)	9,466	(718)	1,067	7,338	(6,902)	10,251
Discontinued operations, net of tax	—	—	—	247	—	247

Net income (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

Net income (loss) attributable to:
Equity holders of the parent
Net income from continuing operations	9,466	(718)	1,067	6,345	(6,902)	9,258
Net income from discontinued operations	—	—	—	208	—	208

Net income (loss) attributable to equity holders of the parent	9,466	(718)	1,067	6,553	(6,902)	9,466

Non-controlling interests
Net income from continuing operations	—	—	—	993	—	993
Net income from discontinued operations	—	—	—	39	—	39

Net income attributable to non-controlling interests	—	—	—	1,032	—	1,032

Net income (loss) (including non-controlling interests)	9,466	(718)	1,067	7,585	(6,902)	10,498

Condensed consolidating statement of cash flows for the year ended December 31, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	(305)	1,488	(438)	13,340	—	14,085
Net cash flows provided by operating activities from discontinued operations	—	—	—	567	—	567

Net cash provided by operating activities	(305)	1,488	(438)	13,907	—	14,652

Investing activities:
Purchases of property, plant and equipment and intangibles	(34)	(111)	(356)	(4,880)	—	(5,381)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(46)	—	—	(6,128)	—	(6,174)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(675)	—	—	(2,439)	—	(3,114)
Disposal of financial and fixed assets and other investing activities net	143	1	828	1,574	—	2,546
Net cash flows used in investing activities from discontinued operations	—	—	—	(305)	—	(305)

Net cash used in investing activities	(612)	(110)	472	(12,178)	—	(12,428)

Financing activities:
Proceeds from short-term debt	2,950	—	—	4,122	—	7,072
Proceeds from long-term debt, net of debt issuance costs	4,450	—	—	10,093	—	14,543
Payments of short-term debt	(3,560)	(1,362)	(1)	(6,709)	—	(11,632)
Payments of long-term debt	(770)	(19)	(29)	(4,306)	—	(5,124)
Purchase of treasury shares	—	—	—	(4,440)	—	(4,440)
Sale of treasury shares for stock option exercises	68	—	—	—	—	68
Dividends paid	(2,131)	—	—	(3,967)	3,639	(2,459)
Dividends received	3,639	—	—	—	(3,639)	—
Other financing activities net	(3,742)	—	—	3,688	—	(54)
Net cash flows used in financing activities from discontinued operations	—	—	—	(106)	—	(106)

Net cash used in financing activities	904	(1,381)	(30)	(1,625)	—	(2,132)

Effect of exchange rate changes on cash	22	—	—	(398)	—	(376)

Net increase (decrease) in cash and cash equivalents	9	(3)	4	(294)	—	(284)
Cash and cash equivalents:
At the beginning of the year	6	3	8	7,843	—	7,860

At the end of the year	15	—	12	7,549	—	7,576

Condensed consolidating statements of financial position as of December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	1	—	4	5,914	—	5,919
Restricted cash	—	—	—	90	—	90
Trade accounts receivable and other	74	100	182	5,547	(153)	5,750
Inventories	—	728	1,279	14,832	(4)	16,835
Prepaid expenses and other current assets	19,743	1,910	308	4,854	(22,603)	4,212
Assets held for sale and distribution	—	1	—	—	—	1

Total current assets	19,818	2,739	1,773	31,237	(22,760)	32,807
Property, plant and equipment	48	1,502	3,386	55,449	—	60,385
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	70,706	4,583	2,550	11,217	(79,428)	9,628
Other assets	5,738	362	28	23,387	(4,638)	24,877

Total assets	96,310	9,186	7,737	121,290	(106,826)	127,697

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	17,485	59	16	7,517	(20,942)	4,135
Trade accounts payable and other	137	373	553	9,694	(81)	10,676
Accrued expenses and other current liabilities	674	569	163	7,957	(694)	8,669
Liabilities held for sale and distribution	—	—	—	11	—	11

Total current liabilities	18,296	1,001	732	25,179	(21,717)	23,491
Long-term debt, net of current portion	15,676	1,439	2,278	7,761	(6,477)	20,677
Deferred employee benefits	34	2,616	24	4,909	—	7,583
Other long-term obligations	1,259	344	15	9,260	(369)	10,509

Total liabilities	35,265	5,400	3,049	47,109	(28,563)	62,260

Equity attributable to the equity holders of the parent	61,045	3,786	4,688	73,302	(81,737)	61,084
Non-controlling interests	—	—	—	879	3,474	4,353

Total liabilities and equity	96,310	9,186	7,737	121,290	(106,826)	127,697

Condensed consolidating statements of operations for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	2,372	4,802	54,982	(1,135)	61,021
Cost of sales (including depreciation and impairment)	10	1,859	6,691	51,390	(1,135)	58,815
Selling, general and administrative	320	201	27	3,128	—	3,676

Operating income (loss)	(330)	312	(1,916)	464	—	(1,470)
Income from investments in subsidiaries, associates and joint ventures	1,314	(2,054)	—	2,110	(1,314)	56
Financing costs—net	(1,506)	(155)	(137)	(580)	(469)	(2,847)

Income (loss) before taxes	(522)	(1,897)	(2,053)	1,994	(1,783)	(4,261)
Income tax (benefit) expense	(679)	(516)	(3)	(3,234)	—	(4,432)

Net income from continuing operations (including non-controlling interests)	157	(1,381)	(2,050)	5,228	(1,783)	171
Discontinued operations, net of tax	—	—	—	(57)	—	(57)

Net income (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Net income (loss) attributable to:

Equity holders of the parent
Net income from continuing operations	157	(1,381)	(2,050)	5,271	(1,783)	214
Net income from discontinued operations	—	—	—	(57)	—	(57)

Net income (loss) attributable to equity holders of the parent	157	(1,381)	(2,050)	5,214	(1,783)	157

Non-controlling interests
Net loss from continuing operations	—	—	—	(43)	—	(43)
Net income from discontinued operations	—	—	—	—	—	—

Net income (loss) attributable to non-controlling interests	—	—	—	(43)	—	(43)

Net income (loss) (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Condensed consolidating statement of cash flows for the year ended December 31, 2009

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	1,384	(502)	172	5,964	—	7,018
Net cash flows provided by operating activities from discontinued operations	—	—	—	260	—	260

Net cash provided by operating activities	1,384	(502)	172	6,224	—	7,278

Investing activities:
Purchases of property, plant and equipment and intangibles	(14)	(33)	(156)	(2,506)	—	(2,709)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(520)	—	—	400	—	(120)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	2,082	—	—	(2,115)	—	(33)
Disposal of financial and fixed assets and other investing activities net	(2)	—	3	182	—	183
Net cash flows used in investing activities from discontinued operations	—	—	—	(105)	—	(105)

Net cash used in investing activities	1,546	(33)	(153)	(4,144)	—	(2,784)

Financing activities:
Offering of common shares	3,153	—	—	—	—	3,153
Proceeds from mandatorily convertible bonds	—	—	—	750	—	750
Proceeds from short-term debt	178	—	—	1,503	—	1,681
Proceeds from long-term debt, net of debt issuance costs	9,215	300	—	288	(300)	9,503

Payments of short-term debt	(6,773)	263	(12)	(3,550)	(251)	(10,323)

Payments of long-term debt	(7,603)	(1,710)	(15)	(2,337)	2,233	(9,432)
Sale of treasury shares for stock options exercises	12	—	—	—	—	12
Dividends paid	(1,110)	—	—	(224)	—	(1,334)

Other financing activities net	(16)	1,682	—	(309)	(1,682)	(325)
Net cash flows used in financing activities from discontinued operations	—	—	—	(32)	—	(32)

Net cash used in financing activities	(2,944)	535	(27)	(3,911)	—	(6,347)

Effect of exchange rate changes on cash	—	—	—	196	—	196

Net increase (decrease) in cash and cash equivalents	(14)	—	(8)	(1,635)	—	(1,657)
Cash and cash equivalents:
At the beginning of the year	15	—	12	7,549	—	7,576

At the end of the year	1	—	4	5,914	—	5,919

Condensed consolidating statements of financial position as of December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	7	—	10	6,190	—	6,207
Restricted cash	—	—	—	82	—	82
Trade accounts receivable and other	51	128	228	5,513	(195)	5,725
Inventories	—	769	1,788	17,094	(68)	19,583
Prepaid expenses and other current assets	3,141	—	413	9,616	(9,010)	4,160
Assets held for sale and distribution	—	—	—	6,918	—	6,918

Total current assets	3,199	897	2,439	45,413	(9,273)	42,675

Property, plant and equipment	35	1,435	3,364	49,510	—	54,344
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	78,888	5,087	2,005	10,216	(86,044)	10,152
Other assets	11,267	1,845	26	22,165	(11,570)	23,733

Total assets	93,389	9,264	7,834	127,304	(106,887)	130,904

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	11,613	119	19	3,546	(8,581)	6,716
Trade accounts payable and other	94	605	670	11,964	(77)	13,256
Accrued expenses and other current liabilities	874	635	201	7,551	(547)	8,714
Liabilities held for sale and distribution	—	—	—	2,037	—	2,037

Total current liabilities	12,581	1,359	890	25,098	(9,205)	30,723

Long-term debt, net of current portion	17,492	624	2,108	12,737	(13,669)	19,292
Deferred employee benefits	26	2,833	19	4,302	—	7,180
Other long-term obligations	860	320	17	6,411	1	7,609

Total liabilities	30,959	5,136	3,034	48,548	(22,873)	64,804

Equity attributable to the equity holders of the parent	62,430	4,128	4,800	78,034	(86,962)	62,430
Non-controlling interests	—	—	—	722	2,948	3,670

Total liabilities and equity	93,389	9,264	7,834	127,304	(106,887)	130,904

Condensed consolidating statements of operations for the year ended December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	3,706	7,287	69,741	(2,709)	78,025
Cost of sales (including depreciation and impairment)	54	3,570	7,484	62,685	(2,709)	71,084
Selling, general and administrative	111	236	35	2,954	—	3,336

Operating income (loss)	(165)	(100)	(232)	4,102	—	3,605
Income from investments in subsidiaries, associates and joint ventures	3,160	(315)	—	(124)	(2,270)	451
Financing costs—net	(238)	(115)	(123)	(1,118)	(606)	(2,200)

Income (loss) before taxes	2,757	(530)	(355)	2,860	(2,876)	1,856
Income tax (benefit) expense	(159)	(33)	—	(1,287)	—	(1,479)

Net income from continuing operations (including non-controlling interests)	2,916	(497)	(355)	4,147	(2,876)	3,335
Discontinued operations, net of tax	—	—	—	(330)	—	(330)

Net income (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Net income (loss) attributable to:
Equity holders of the parent
Net income from continuing operations	2,916	(497)	(355)	4,058	(2,876)	3,246
Net income from discontinued operations	—	—	—	(330)	—	(330)

Net income (loss) attributable to equity holders of the parent	2,916	(497)	(355)	3,728	(2,876)	2,916

Non-controlling interests
Net income from continuing operations	—	—	—	89	—	89
Net income from discontinued operations	—	—	—	—	—	—

Net income attributable to non-controlling interests	—	—	—	89	—	89

Net income (loss) (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Condensed consolidating statement of cash flows for the year ended December 31, 2010

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash flows provided by operating activities from continuing operations	(805)	(371)	223	4,723	—	3,770
Net cash flows provided by operating activities from discontinued operations	—	—	—	245	—	245

Net cash provided by operating activities	(805)	(371)	223	4,968	—	4,015

Investing activities:
Purchases of property, plant and equipment and intangibles	(6)	(52)	(220)	(3,030)	—	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	—	—	—	(75)	—	(75)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(5,684)	—	—	(9,309)	14,666	(327)
Disposal of financial and fixed assets and other investing activities net	8,986	(6)	11	6,049	(14,666)	374
Net cash flows used in investing activities from discontinued operations	—	—	—	(102)	—	(102)

Net cash used in investing activities	3,296	(58)	(209)	(6,467)	—	(3,438)

Financing activities:
Acquisition of non-controlling interests	—	—	—	(593)	—	(593)
Premium paid for call options on ArcelorMittal shares	(1,363)	—	—	—	—	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	211	—	—	1,152	—	1,363
Proceeds from short-term debt	908	338	12	3,730	(3,626)	1,362
Proceeds from long-term debt, net of debt issuance costs	8,180	550	—	304	(550)	8,484
Payments of short-term debt	(4,754)	(423)	(17)	(611)	3,626	(2,179)
Payments of long-term debt	(5,071)	—	—	(1,154)	550	(5,675)
Sale of treasury shares for stock option exercises	8	—	—	—	—	8
Dividends paid	(1,159)	—	—	(125)	27	(1,257)
Other financing activities net	555	(36)	(3)	(598)	(27)	(109)
Net cash flows used in financing activities from discontinued operations	—	—	—	(48)	—	(48)

Net cash used in financing activities	(2,485)	429	(8)	2,057	—	(7)

Effect of exchange rates changes on cash	—	—	—	(159)	—	(159)

Net increase (decrease) in cash and cash equivalents	6	—	6	399	—	411
Cash and cash equivalents:
At the beginning of the year	1	—	4	5,914	—	5,919
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	—	—	—	(123)	—	(123)

At the end of the year	7	—	10	6,190	—	6,207