Form 20-F
period 2011-12-31
ArcelorMittal
filed 2012-02-22
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Grand Duchy of Luxembourg. Fax: +352 4792 89 3937

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

Yes      No ☒

TABLE OF CONTENTS

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 202

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions and Terminology

Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our” and the “Company” or similar terms are to ArcelorMittal, formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. References to the “ArcelorMittal group” and the “Group” are to ArcelorMittal and its consolidated subsidiaries.  ArcelorMittal’s principal subsidiaries, categorized by reporting segment and location, are listed below.

All references herein to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006. For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipúzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

In addition, unless we have indicated otherwise, or the context otherwise requires, references in this annual report to:

•         “production capacity” are to the annual production capacity of plant and equipment based on existing technical parameters as estimated by management;

•         “steel products” are to finished and semi-finished steel products, and exclude raw materials (including those described under “upstream” below), direct reduced iron (“DRI”), hot metal, coke, etc.;

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

•         “euro”, “euros”, “EUR” or “€“ are to the currency of the European Union member states participating in the European Monetary Union;

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

•         “upstream” are to operations that precede downstream steel-making, such as mining products (iron ore pellets and iron ore fines), coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

•         “number of employees” are to employees on the payroll of the Company;

•         “Significant shareholder” are to a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, or (where the context requires) prior owners of the Significant shareholder’s stake in ArcelorMittal;

•         “brownfield project” are to the expansion of an existing operation;

•         “greenfield project” are to the development of a new project;

•         “coking coal” are to coal that, by virtue of its coking properties, is used in the manufacture of coke, which is used in the steelmaking process;

•         “direct reduced iron” or “DRI” are to metallic iron formed by removing oxygen from iron ore without the formation of, or passage through, a smelting phase. DRI can be used as feedstock for steel production;

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

•         “run of mine” or “ROM” ore mined to be fed to a preparation and/or concentration process;

•         “wet recoverable” are to a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying;

•         “BRICET” are to the countries of Brazil, Russia, India, China, Eastern Europe and Turkey;

•         “CIS” are to the countries of the Commonwealth of Independent States; and

•         the “Spanish Stock Exchanges” are to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2010 and 2011, and the consolidated statements of operations, changes in equity and cash flows for each of the years ended December 31, 2009, 2010 and 2011. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Market Information

This annual report includes industry data and projections about our markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the World Steel Association. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases we have made statements in this annual report regarding our industry and our position in the industry based on internal surveys, industry forecasts and market research, as well as our own experience. While these statements are believed to be reliable, they have not been independently verified.

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

•         the risk that excessive capacity in the steel industry globally and particularly in China may hamper the steel industry’s recovery and weigh on the profitability of steel producers;

•         the risk of protracted weakness in steel prices or of price volatility;

•         any volatility in the supply or prices of raw materials, energy or transportation, or mismatches of raw material and steel price trends;

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

•         laws and regulations restricting greenhouse gas emissions;

•         the risk that ArcelorMittal’s high level of indebtedness could make it difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•         risks relating to greenfield and brownfield projects;

•         risks relating to ArcelorMittal’s mining operations;

•         the fact that ArcelorMittal’s reserve estimates could materially differ from mineral quantities that it may be able to actually recover, that its mine life estimates may prove inaccurate and the fact that market fluctuations may render certain ore reserves uneconomical to mine

•         drilling and production risks in relation to mining;

•         rising extraction costs in relation to mining;

•         failure to manage continued growth through acquisitions;

•         a Mittal family trust’s ability to exercise significant influence over the outcome of shareholder voting;

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

•         the risk of damage to ArcelorMittal’s production facilities due to natural disasters;

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

•         the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets; and

•         the risk that ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.

These factors are discussed in more detail in this annual report, including under “Item 3D—Key Information—Risk Factors”.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

In accordance with IFRS 5, Statements of Operations have been adjusted retrospectively for all periods presented due to the completion of the spin-off of stainless steel operations in a separately focused company, Aperam, on January 25, 2011. Stainless steel operations are therefore presented as discontinued operations.

Consolidated Statements of Operations

(Amounts in $ millions except per share data and percentages)

	Year ended December 31,
	2007	2008	2009	2010	2011
Sales(1)	$ 96,293	$ 116,942	$ 61,021	$ 78,025	$ 93,973
Cost of sales (including depreciation and impairment)(2)(3)	77,331	98,739	58,815	71,084	85,519
Selling, general and administrative expenses	4,996	6,243	3,676	3,336	3,556
Operating income/(loss)	13,966	11,960	(1,470)	3,605	4,898
Operating income as percentage of sales	14.50%	10.23%	(2.41%)	4.62%	5.21%
Income from investments in associates and joint ventures	985	1,650	56	451	620
Financing costs—net	(912)	(2,255)	(2,847)	(2,200)	(2,838)
Income/(loss) before taxes	14,039	11,355	(4,261)	1,856	2,680
Net income from continuing operations (including non-controlling interest)	11,231	10,251	171	3,335	1,798
Discontinued operations	619	247	(57)	(330)	461
Net income attributable to equity holders of the parent	10,368	9,466	157	2,916	2,263
Net income (including non-controlling interest)	11,850	10,498	114	3,005	2,259
Earnings per common share—continuing operations (in U.S. dollars)
Basic earnings per common share(4)	7.08	6.69	0.15	2.15	1.16
Diluted earnings per common share(4)	7.07	6.68	0.15	1.92	0.90
Earnings per common share— discontinued operations (in U.S. dollars)
Basic earnings per common share(4)	0.33	0.15	(0.04)	(0.22)	0.30
Diluted earnings per common share(4)	0.33	0.15	(0.04)	(0.20)	0.29
Earnings per common share (in U.S. dollars)
Basic earnings per common share(4)	7.41	6.84	0.11	1.93	1.46
Diluted earnings per common share(4)	7.40	6.83	0.11	1.72	1.19
Dividends declared per share	1.30	1.50	0.75	0.75	0.75

Consolidated Statements of Financial Position(6)

(Amounts in $ millions except share, production and shipment data)

	As of December 31,
	2007	2008	2009	2010	2011

Cash and cash equivalents including restricted cash(7)	$ 8,105	$ 7,587	$ 6,009	$ 6,289	$ 3,905
Property, plant and equipment	61,994	60,251	60,385	54,344	54,251
Total assets	133,625	133,155	127,697	130,904	121,880
Short-term debt and current portion of long-term debt	8,542	8,409	4,135	6,716	2,784
Long-term debt, net of current portion	22,085	25,667	20,677	19,292	23,634
Net assets	61,535	59,317	65,437	66,100	60,477
Share capital	9,269	9,269	9,950	9,950	9,403
Basic weighted average common shares outstanding (millions)	1,399	1,383	1,445	1,512	1,549
Diluted weighted average common shares outstanding (millions)	1,401	1,386	1,446	1,600	1,611

Other Data
Net cash provided by operating activities	$ 16,532	$ 14,652	$ 7,278	$ 4,015	$ 1,777
Net cash (used in) investing activities	(11,909)	(12,428)	(2,784)	(3,438)	(3,678)
Net cash (used in) provided by financing activities	(3,417)	(2,132)	(6,347)	(7)	(540)
Total production of crude steel (thousands of tonnes)	114,190	101,129	71,620	90,582	91,891
Total shipments of steel products (thousands of tonnes)(5)	107,789	99,733	69,624	84,952	85,757

(1)    Including $4,767 million, $6,405 million, $3,169 million, $4,873 million and $5,875 million of sales to related parties for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively (see Note 14 to ArcelorMittal’s consolidated financial statements).

(2)    Including $2,408 million, $2,373 million, $1,942 million, $2,448 million and $2,897 million of purchases from related parties for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

(3)    Including depreciation and impairment of $4,566 million, $5,759 million, $5,126 million, $4,920 million and $5,000 million for the years ended December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

(4)    Basic earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share include assumed shares from stock options, shares from restricted stock units and convertible debt (if dilutive) in the weighted average number of common shares outstanding during the periods presented.

(5)    Shipment volumes of steel products for the operations of the Company include certain inter-segment shipments.

(6)    Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as of December 31, 2010 and not as at the other year-ends in this table.

(7)    Including restricted cash of $245 million, $11 million, $90 million, $82 million and $84 million at December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Our business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Steel Industry

ArcelorMittal’s activities and results are substantially affected by regional and global macroeconomic conditions.   Recessions or prolonged periods of weak growth in the global economy or the economies of ArcelorMittal’s key selling markets have in the past had and in the future would be likely to have a material adverse effect on the steel industry and ArcelorMittal.

The steel industry has historically been highly cyclical.  This is due largely to the cyclical nature of the business sectors that are the principal consumers of steel, namely the automotive, construction, appliance, machinery, equipment, infrastructure and transportation industries.  The demand for steel products thus generally correlates to macroeconomic fluctuations in the global economy.  This correlation and the adverse effect of macroeconomic downturns on steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis.  The results of steel producers were substantially affected, with many (including ArcelorMittal) recording sharply reduced revenues and operating losses.  The recovery from this severe economic downturn has been slow and uncertain, and was negatively affected by several factors in 2011 including the Euro-zone sovereign debt crisis and a cooling of emerging market economies.  See “Item 5—Operating and Financial Review and Prospects—Overview—Economic Environment”.  A new global recession, a recession in the developed regions (Europe and North America) that are ArcelorMittal’s primary selling markets, and/or a slowdown in emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would likely result in reduced demand for (and hence price of) steel and have a material adverse effect on the steel industry in general and on ArcelorMittal’s results of operations and financial condition in particular.

Excess capacity and oversupply in the steel industry globally and particularly in China may hamper the steel industry’s recovery and weigh on the profitability of steel producers including ArcelorMittal.

In addition to economic conditions, the steel industry is affected by global production capacity and fluctuations in steel imports/exports and tariffs. The steel industry has historically suffered from structural over-capacity. The industry is currently characterized by a substantial increase in production capacity in the developing world, particularly in China, and also in India and other emerging markets. China is now the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor in global steel prices in recent years. Chinese steel exports, or conditions favorable to them (excess steel capacity in China, an undervalued Chinese currency and/or higher market prices for steel in markets outside of China) can have a significant impact on steel prices in other markets, including the U.S. and Europe.  While growth in Chinese steel production slowed in 2011, ArcelorMittal remains exposed to the risk of steel production increases in China and other markets outstripping increases in real demand, in particular given indications of a slowdown in worldwide demand, including Chinese demand, which may weigh on price recovery and therefore exacerbate the “margin squeeze” in the steel industry created by high-cost raw materials.

Protracted low steel prices would have a material adverse effect on ArcelorMittal’s results, as could price volatility.

The prices of steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, raw material prices and contract arrangements, steel inventory levels and exchange rates.  Steel prices are volatile, reflecting the inherent volatility of these variables as well as more generally the highly cyclical nature of the global steel industry.  Following an extended period of rising prices, global steel prices fell sharply during the financial and economic crisis of 2008/2009.  This resulted from the sharp drop in demand and was exacerbated by massive industry destocking (i.e., customer reductions of steel inventories).  This had a material adverse effect on ArcelorMittal and other steel producers, who experienced lower revenues, margins and, as discussed further below, write-downs of finished steel products and raw material inventories.  Steel prices gradually recovered in late 2009 and into 2010 while remaining below their pre-financial crisis peaks.  Steel prices remained volatile throughout 2011 rising in the first quarter on stronger demand and higher raw material prices but softening in the second half. The softening accelerated in the fourth quarter as iron ore prices dropped sharply in October, and customers then started to destock in an uncertain economic environment.  See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Steel Prices”.  While there has been some increase in price levels to date in 2012, any sustained price recovery will likely require a broad economic recovery in order to underpin an increase in real demand for steel products by end users. Conversely, a protracted downturn in steel prices would materially and adversely affect ArcelorMittal’s revenues and profitability.

Volatility in the supply and prices of raw materials, energy and transportation, and mismatches with steel price trends, could adversely affect ArcelorMittal’s results of operations.

Steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke. Because the production of direct reduced iron, the production of steel in electric arc furnaces and the re-heating of steel involve the use of significant amounts of energy, steel companies are also sensitive to natural gas and electricity prices and dependent on having access to reliable supplies of energy. Any prolonged interruption in the supply of raw materials or energy would adversely affect ArcelorMittal’s results of operation and financial condition.

The prices of iron ore, coking coal and coke are highly volatile and may be affected by, among other factors: industry structural factors (including the oligopolistic nature of the iron ore industry and the fragmented nature of the steel industry); demand trends in the steel industry itself and particularly from Chinese steel producers (as the largest group of producers); new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; expansion projects of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers; and the availability and cost of transportation. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and is expanding output at such mines and also has new mines under development, it remains exposed to volatility in the supply and price of iron ore, coking coal and coke as it obtains a significant portion of such raw materials under a portfolio of different term supply contracts (for example, from the Brazilian mining company Vale) to mitigate variations between supply of these input materials and demand from steel mills.

Historically, energy prices have varied significantly, and this trend is expected to continue due to market conditions and other factors beyond the control of steel companies.

Steel and raw material prices have historically been highly correlated. A drop in raw material prices therefore typically triggers a decrease in steel prices. During the 2008/2009 crisis, both steel and raw materials prices dropped sharply. Another risk is embedded in the timing of the production cycle: rapidly falling steel prices can trigger write-downs of raw material inventory purchased when steel prices were higher, as well as of unsold finished steel products. ArcelorMittal recorded substantial write-downs in 2008/2009 as a result of this. Furthermore, a lack of correlation or a time lag in correlation between raw material and steel prices may also occur and result in a “margin squeeze” in the steel industry.  ArcelorMittal experienced such a squeeze in late 2011, for example, when iron ore prices fell over 30% in three weeks in October 2011 and resulted in a significant fall in steel prices while lower raw material prices had yet to feed into the Company’s operating costs.  Because ArcelorMittal sources a substantial portion of its raw materials through long term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials prices, and trends for steel prices in regional markets. Exposure to this risk may change as raw material suppliers move increasingly toward sales on shorter term basis. In 2010, iron ore suppliers moved away from the long-prevailing industry practice of setting prices annually, which had provided a measure of short-term price stability, in favor of a system where prices are set on a quarterly basis.  For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4B—Business Overview—Raw Materials and Energy”.

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

ArcelorMittal is subject to strict environmental laws and regulations that could give rise to a significant increase in costs and liabilities.

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations can be significant, and compliance with new and more stringent obligations may require additional capital expenditures or modifications in operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations, and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect the Company’s reputation or the operations of key facilities.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities in respect of divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of the acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

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

Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on our results of operations and financial condition.

Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The European Union has established greenhouse gas regulations that may require us to incur additional costs to acquire emissions allowances. The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. Further measures, in the European Union, the United States, and many other countries, may be enacted in the future. In particular, a recently adopted international agreement, the Durban Platform for Enhanced Action, calls for a second phase of the Kyoto Protocol’s greenhouse gas emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020.  Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

Moreover, many developing nations, such as China, India and certain others, have not yet instituted significant greenhouse gas regulations. It is possible that a future international agreement to regulate emissions may provide exemptions and lesser standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

In addition, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such events were to occur, they could have an adverse effect on our business, financial condition and results of operations.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities”.

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

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4B—Business Overview—Government Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact

ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

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

As of December 31, 2011, ArcelorMittal had total debt outstanding of $26.4 billion, consisting of $2.8 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $23.6 billion of long-term indebtedness. As of December 31, 2011, ArcelorMittal had $3.9 billion of cash and cash equivalents ($3.8 billion) including restricted cash ($0.1 billion), and $8.6 billion available to be drawn under existing credit facilities. Substantial amounts of indebtedness mature in 2012 ($2.8 billion), 2013 ($4.0 billion), 2014 ($3.7 billion) and 2015 ($2.0 billion). See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Although the global financial crisis eased during the second half of 2009 and in 2010, conditions in global capital and credit markets have remained volatile and highly uncertain.  Conditions worsened in the second half of 2011, due in particular to the Euro-zone sovereign debt crisis and its collateral effects.  The markets are particularly volatile and uncertain for companies with high leverage or in sectors that have been adversely affected by the global economic downturn, including steel and other basic material producers.

Financial markets could conceivably deteriorate sharply, including in response to significant political or financial news, such as a default or heightened risk of default by a sovereign country in Europe or elsewhere, large credit losses at a systemically important financial institution or the bankruptcy of a large company.  As a result, the Company may experience difficulties in accessing the financial markets on acceptable terms.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings (which are currently just above so-called “investment grade” levels, with two credit rating agencies having placed ArcelorMittal’s current credit rating on negative outlook) either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally. The margin under ArcelorMittal’s principal credit facilities and certain of its bond issuances is subject to adjustment in the event of a change in its long-term credit ratings. Any decline in ArcelorMittal’s credit ratings, including a loss of investment grade status, would result in an increase to its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms. Moreover, ArcelorMittal could, in order to increase financial flexibility during a period of reduced availability of credit, implement capital raising measures such as equity offerings or asset disposals, which could in turn create a risk of diluting existing shareholders, the Company receiving relatively low proceeds for the divested assets and/or causing substantial accounting losses (particularly if the divestments are done in difficult market conditions).

ArcelorMittal’s principal credit facilities contain restrictive covenants.  These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 3.5 to one. As of December 31, 2011, the Leverage Ratio stood at approximately 2.2 to one.

The restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures.

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed. After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 79% of its debt at fixed interest rates and 21% at floating rates as of December 31, 2011.

See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its future growth strategy, the Company plans to expand its steel-making capacity and raw materials production through a combination of brownfield growth, new greenfield projects and acquisition opportunities, mainly in emerging markets. See “Item 4B—Business Overview—Business Strategy”.  To the extent that these plans proceed, these projects would require substantial capital expenditures and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s projects in India), demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk. For example, the Company has acquired (along with a partner) Baffinland Iron Mines Corporation in view of developing the Mary River iron ore deposit in the Arctic Circle. The scale of this project and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation infrastructure and environmental concerns. The Company cannot guarantee that it will be able to execute this project or other projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

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

•         difficulties associated with mining in extreme weather conditions, such as the Arctic; and

•         blasting, removing, and processing material from an underground mine.

ArcelorMittal is exposed to all of these hazards. For example, in the past two years, there have been methane gas explosions at the Kuzembaev Mine in Kazakhstan, in development roadways of unpredictable geology, resulting in four fatalities and an extended disruption of operations.  The reoccurrence of any of these events, or the occurrence of any of those listed above, could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

ArcelorMittal’s reported reserves are estimated quantities of ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

Drilling and production risks could adversely affect the mining process.

Substantial time and expenditures are required to:

•         establish mineral reserves through drilling;

•         determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore and coal;

•         obtain environmental and other licenses;

•         construct mining, processing facilities and infrastructure required for greenfield properties; and

•         obtain the ore or coal or extract the minerals from the ore or coal.

If a project proves not to be economically feasible by the time ArcelorMittal is able to exploit it, ArcelorMittal may incur substantial losses and be obliged to recognize impairments. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

ArcelorMittal faces rising extraction costs over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. As a result, over time, ArcelorMittal usually experiences rising unit extraction costs with respect to each mine.

ArcelorMittal has grown through acquisitions and will likely continue to do so. Failure to manage external growth and difficulties integrating acquired companies and subsequently implementing steel and mining development projects could harm ArcelorMittal’s future results of operations, financial condition and prospects.

ArcelorMittal results from Mittal Steel Company N.V.’s 2006 acquisition of, and 2007 merger with, Arcelor, a company of approximately equivalent size. Arcelor itself resulted from the combination of three steel companies, and Mittal Steel had previously grown through numerous acquisitions over many years. ArcelorMittal made numerous acquisitions in 2007 and 2008.  While the

Company’s large-scale M&A activity has been less extensive since the 2008 financial crisis, it could make substantial acquisitions at any time.

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

A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2011, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 637,338,263 of ArcelorMittal’s outstanding common shares, representing approximately 41.15% of ArcelorMittal’s outstanding voting shares. The trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal could have an adverse effect on its business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, has for over a quarter of a century contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have an adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key person life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its common shares or conduct share buy-backs.  Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela.  Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.  Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.  Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments as of November 30, or when changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or its value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 9 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations or financial position. Based on its impairment review in connection with the preparation of its 2011 financial statements, the Company did not record any impairment of goodwill at December 31, 2011. Management believes, however, that reasonably possible changes in key assumptions used in assessing value in use would cause an impairment loss to be recognized with respect to the Company’s Flat Carbon Europe and Distribution Solutions segments, which account for approximately $2.9 billion and $1.0 billion of goodwill, respectively. At December 31, 2011, the Company had $12.5 billion of goodwill and $1.6 billion of other intangibles, compared to $12.6 billion of goodwill and $1.8 billion of other intangibles at December 31, 2010. See Note 9 to ArcelorMittal’s consolidated financial statements.  For the year ended December 31, 2011, the Company recorded a net impairment loss related to its property, plant and equipment amounting to $331 million.

No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate again as they did in 2008-2009.

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

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2011, the value of ArcelorMittal USA’s pension plan assets was $2.2 billion, while the projected benefit obligation was $3.8 billion, resulting in a deficit of $1.6 billion. At December 31, 2011, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $2.9 billion, while the projected benefit obligation was $3.5 billion, resulting in a deficit of $0.6 billion. At December 31, 2011, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.6 billion, while the projected benefit obligation was $2.1 billion, resulting in a deficit of $1.5 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2011. The consolidated obligations totaled $6.6 billion as of December 31, 2011, while underlying plan assets were only $0.5 billion, resulting in a deficit of $6.1 billion. See Note 23 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s funding obligations depend upon future asset performance, which is tied to equity markets to a substantial extent, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. In these circumstances funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation (see “Item 6D—Employees”). Strikes or work stoppages could occur prior to, or during, the negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. ArcelorMittal periodically experiences strikes and work stoppages at various facilities.  Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal.

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

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has implemented a number of selective nationalizations of companies operating in the country to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

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

ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4B—Business Overview—Government Regulations—Foreign Exchange”.

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

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities located in the Botasani region of Romania are located in regions prone to earthquakes of varying magnitudes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The ArcelorMittal wire drawing operations in the United States are located in an area subject to tornados. Although risk mitigation efforts have been incorporated in plant design and operations, extensive damage in the event of a tornado cannot be excluded. Extensive damage to the foregoing facilities or any of our other major production complexes and potential resulting staff casualties, whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment and product liability insurance in amounts believed to be consistent with industry practices but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. ArcelorMittal also maintains various other types of insurance, such as directors and officers’ liability insurance, workmen’s compensation insurance and marine insurance.

In addition, ArcelorMittal maintains trade credit insurance on receivables from selected customers, subject to limits that it believes are consistent with those in the industry, in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. Not all of ArcelorMittal’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.

Product liability claims could have a significant adverse financial impact on ArcelorMittal.

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications, such as, for example, pipes used in gas or oil pipelines and in automotive applications. There could be significant consequential damages resulting from the use of or defects in such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products could leave ArcelorMittal uninsured against a portion or the entirety of the award and, as a result, materially harm its financial condition and future operating results.

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

For example, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA LLC and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and consolidated with the Standard Iron Works law suit.  In addition, class actions on behalf of indirect purchasers have been filed.  A motion by ArcelorMittal and the other defendants to dismiss the direct purchaser claims was denied in June 2009, and the litigation is now in the discovery stage.  Antitrust proceedings and investigations involving ArcelorMittal subsidiaries are also currently pending in Brazil and South Africa. See “Item 8A—Financial Information—Legal Proceedings—Legal Claims—Competition/Antitrust Claims”.

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

ArcelorMittal’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm, both at operating subsidiaries, joint ventures and associates.

ArcelorMittal operates in a global environment, and its activities straddle multiple jurisdictions and complex regulatory frameworks, at a time of increased enforcement activity and enforcement initiatives worldwide. ArcelorMittal’s governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent breaches of law, accounting or governance standards at the Company or its subsidiaries. Risks of violations are also present at the Company’s joint ventures and associates where ArcelorMittal has only a non-controlling stake and does not control governance practices or accounting and reporting procedures. In addition, ArcelorMittal may be subject to breaches of its Code of Business Conduct, other rules and protocols for the conduct of business, as well as instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, litigation, loss of operating licenses and reputational harm.

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

At December 31, 2011, ArcelorMittal had $6.1 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2011, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $6.1 billion was at least $21 billion at certain operating subsidiaries.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.  If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. In addition, changes in tax law may result in a reduction in the value of deferred tax assets, as occurred in 2011.

ArcelorMittal’s reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or successful hacking.

ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

If unauthorized parties force access to ArcelorMittal’s information technology systems, they may be able to misappropriate confidential information, cause interruptions in the Company’s operations, damage its computers or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the Company’s security could result in a loss of confidence in its security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its financial condition and results of operations.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.    History and Development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. It results from the combination in 2006 of Mittal Steel and Arcelor, which were at the time the world’s largest and second largest steel companies by production volume respectively.

ArcelorMittal had sales of approximately $94.0 billion, steel shipments of approximately 85.8 million tonnes, crude steel production of approximately 91.9 million tonnes, iron ore production of 65.2 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2011, as compared to sales of approximately $78.0 billion, steel shipments of approximately 85.0 million tonnes, crude steel production of approximately 90.6 million tonnes, iron ore production of 68.6 million tonnes and coal production of 7.4 million tonnes for the year ended December 31, 2010.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2011, was $2.3 billion, or $1.46 per share, as compared with net income attributable to equity holders of the parent of $2.9 billion, or $1.93 per share, for the year ended December 31, 2010.

As of December 31, 2011, ArcelorMittal had equity of $60.5 billion, total debt of $26.4 billion and cash and cash equivalents, including restricted cash, of $3.9 billion as compared to equity of $66.1 billion, total debt of $26.0 billion and cash and cash equivalents, including restricted cash, of $6.3 billion as of December 31, 2010.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, and a strong focus on employee well-being and customer service. The Company’s three-dimensional strategy, described under “Item 4B—Business Overview—Business Strategy”, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by economic cycles.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and is the fourth largest producer in the CIS region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 60 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2011, ArcelorMittal had approximately 261,000 employees.

ArcelorMittal reports its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Distribution Solutions; and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations are therefore reported as discontinued operations (see “—Key Transactions and Events in 2011”).  Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 38% of its steel is produced in the Americas, approximately 46% is produced in Europe and approximately 16% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

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

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2011 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for its own use), approximately 57% of ArcelorMittal’s iron-ore requirements and approximately 19% of its coal requirements were supplied from its own mines or from strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia (since September 2011), Mexico, Ukraine and the United States and has projects under development or prospective development in Liberia, Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. It has coal mining projects under prospective development in India. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 91% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 14 deep-water port facilities and linked railway sidings.

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

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. The Company re-examined its investment projects involving significant capital expenditure (including those announced in prior years), reducing capital expenditures for 2009 to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion for the year, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.8 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.3 billion dedicated to mining projects. In 2012, capital expenditure is expected to amount to approximately $4.0 to $4.5 billion, $3.0 billion of which is expected to be maintenance-related (including health and safety investments) and $1.5 billion of which is expected to be dedicated to growth projects, mainly for mining (as the Company has announced its intention to further increase its iron ore capacity by 10% in 2012). Merger and acquisition activity remained limited in 2010 but increased somewhat in 2011 with the acquisition (along with a partner) of Baffinland.

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Orissa at a cost estimated at the time as in excess of $10 billion. Implementation of these projects has been delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and the fact that, in the meantime, the Company has explored alternative investment opportunities. In June 2010, the Company entered into a memorandum of understanding with authorities in the state of Karnataka in South India for construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land and the Karnataka Industrial Areas Development Board recently granted a possession certificate for approximately 1,827 acres of the site.  The Company seeks to have possession of the remaining 972 acres of the site by May 2012. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has begun to apply for mining leases, although following a recent court decision and proposed new mining legislation, allocation of mining leases has been put on hold. Issues relating to the ban are expected to be resolved during the course of 2012. A draft feasibility report for the contemplated steel plant is currently being prepared, and hydrological and environmental impact assessment studies have been initiated. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government will facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. Concerning the Orissa project, the Company is seeking to extend the memorandum of understanding with the Orissa Government, which became eligible for renewal on December 31, 2011. Obtaining such extension is expected to take approximately six to nine months, due to procedural reasons.

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

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with targeted completion in October 2012. In light of recent market uncertainty, however, the Monlevade project has been temporarily halted.  In August 2008, ArcelorMittal announced additional plans to expand steel production capacity in the long carbon sector in Brazil, but the timing and scope of this other investment, initially estimated at $1.6 billion, remain under review. As in other markets, any decision to increase investment in steelmaking and wire drawing capacity will depend on market conditions and overall competitiveness considerations driven by market growth.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd., one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of CNY 4.5 billion ($714 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd. (“VAME”), would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented steel and 100,000 tonnes for grain oriented electrical steels, with an estimated investment amount of CNY 3.9 billion ($624 million). Implementation of both projects is advancing including with respect to the regulatory approval process, but the precise timing of implementation of these projects remains to be decided. Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. ArcelorMittal currently holds 51% and Bin Jarallah Group holds 49% of the joint venture company, which is managed under the joint control of both investors. The project’s completion date has been delayed until 2013, mainly due to construction delays.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of agreements relating to an iron ore mining and infrastructure development project. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. Production of direct ship ore (“DSO”) commenced in the second half of 2011 with actual production of 1.3 million tonnes, expected to increase to four million tonnes in 2012. An expansion of production to 15 million tonnes by 2015 is currently in the final stages of approval.  This expansion would require substantial investments in a concentrator, sag mills, attacker-reclaimers and power plants.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum. It would also see the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. Commencement of mine and sinter operations is expected to begin by early 2013.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal expects to complete exploratory works and a feasibility study by mid-2013.

Baffinland (Canada).  In March 2011, the Company completed the acquisition of Baffinland, with ArcelorMittal holding 70% of the controlling interests and Nunavut Iron Mines owning the remaining 30%. Baffinland owns the Mary River Project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut. The Mary River Project is located within the Arctic Circle and consists of nine high grade deposits. The project envisages the establishment of mining facilities and infrastructure so as to ship 18 million tonnes of high grade, direct shipped lump and sinter ore on an annual basis.  The feasibility study for the project is expected to be completed in the first half of 2012. The application for environmental permits is in process.

Key Transactions and Events in 2011

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events for the year ended December 31, 2011 are summarized below.

•         On October 25, 2011, ArcelorMittal notified Peabody Energy Corporation (“Peabody”) that, following its acceptance of the offer of PEAMCoal Ltd. (“PEAMCoal”), a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur Coal Limited (“Macarthur”) in July 2011, it would be terminating the Co-Operation and Contribution Agreement between ArcelorMittal and Peabody.  Under the initial proposed offer on August 1, 2011, Macarthur shareholders were to be offered a cash price of AUD$15.50 per share, implying a value for the equity in Macarthur of approximately AUD$4.7 billion. On August 30, 2011, the Macarthur board had agreed to a cash takeover of all outstanding shares for AUD$16.00 per share, which was raised on October 21, 2011 to AUD$16.25 per share if the 90% threshold of acceptance was reached. ArcelorMittal had already had an ownership interest of approximately 16% of Macarthur’s shares.  ArcelorMittal remained a shareholder in PEAMCoal until the termination arrangements were completed on December 21, 2011. In taking its decision to terminate the Agreements, ArcelorMittal had determined that it would no longer be appropriate to allocate substantial capital to the acquisition of a non-controlling, minority business interest. This was in accordance with the rights that ArcelorMittal had negotiated with Peabody at the time the Co-Operation and Contribution Agreement was signed. As a consequence, ArcelorMittal is no longer, directly or indirectly, a shareholder of Macarthur.

•         On September 30, 2011, ArcelorMittal extended the maturity of its $4 billion revolving credit facility from May 6, 2013 to May 6, 2015.

•         On September 27, 2011, ArcelorMittal commenced commercial iron ore production from its mining operations in Liberia. See also “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

•         On July 26, 2011, the Company announced that Bruno Lafont had joined the Audit Committee and that Suzanne P. Nimocks had joined the Appointments, Remuneration and Corporate Governance Committee as well as the Risk Management Committee of the Board of Directors.

•         On May 24, 2011, ArcelorMittal announced changes to both its Group Management Board (“GMB”) and Management Committee. The changes to the GMB were as follows:

–         Aditya Mittal, CFO, who was previously in charge of Flat Carbon Americas, Strategy, Investor Relations and Communications, remains the CFO, but is now responsible for Flat Carbon Europe as well as Investor Relations and Communications.

–         Michel Wurth, who was previously responsible for Flat Carbon Europe, is now responsible for Long Carbon worldwide.

–         Gonzalo Urquijo, who was previously responsible for Long Carbon, is now responsible for AACIS (excluding China and India), AMDS, Tubular Products, Corporate responsibility and will also remain Chairman of the Investments Allocations Committee (“IAC”).

–         Lou Schorsch, previously a member of the Management Committee and CEO of Flat Carbon Americas, joined the GMB with responsibility for Flat Carbon Americas, Strategy, Technology (CTO), Research & Development and will be a member of the IAC.

–         The other GMB responsibilities remained unchanged, i.e., Peter Kukielski will continue as Head of Mining; Sudhir Maheshwari responsible for Corporate Finance, M&A, Risk Management, China and India; and Davinder Chugh responsible for Shared Services.

–         Christophe Cornier has chosen to retire from the GMB and will assume the role of Advisor to the CEO and GMB; he retired on December 14, 2011 as Chairman of ArcelorMittal France.

–         Mr. Lakshmi N. Mittal, CEO, takes direct charge of Health and Safety.

In addition, the Management Committee was extended from 12 to 24 members, consisting of divisional CEOs and other leaders of the Company.

•         On May 20, 2011, ArcelorMittal announced expansion plans for its Mont-Wright mining complex and additional construction at Port-Cartier in Canada.  The investment is expected to allow ArcelorMittal Mines Canada (“AMMC”) to increase its annual production of iron ore concentrate from 14 million tonnes to 24 million tonnes by 2013. AMMC is also evaluating increasing its production of iron ore pellets from 9.2 million tonnes to 18.5 million tonnes. The project would represent a total investment of CAD$2.1 billion (including a CAD$0.9 billion investment in a pellet plant, if approved) and is subject to environmental and other regulatory approvals.

•         On April 20, 2011, ArcelorMittal extended the conversion date of the $750 million mandatory convertible bond (“MCB”) issued in December 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond, originally set for May 25, 2011, was extended to January 31, 2013. On September 27, 2011, ArcelorMittal increased the MCB by $250 million to $1 billion. The MCB was placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and is not listed.

•         On April 8, 2011, ArcelorMittal and Cliffs Natural Resources Inc. (“Cliffs”) announced that they had reached a negotiated settlement regarding all pending contract disputes related to the procurement by ArcelorMittal of iron ore pellets for certain of its facilities in the United States. As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. Cliffs and ArcelorMittal have agreed to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism in which the pellet price is indexed to the Platts published price for Vale fines on a quarterly basis. The new pricing mechanism began in

2011 and will continue through the remainder of the contract. The previous pricing mechanism was formula based including multiple market-related factors; however, under certain conditions, it allowed for price re-openers which would ultimately approximate market pricing in the affected years. The renegotiated contract represents approximately 15% of the Company’s U.S. pellet requirements under normal operating conditions and 30% of its total Cliffs pellet contracts. Finally, as a result of the settlement, ArcelorMittal obtained greater certainty with respect to 2011 volumes under the parties’ other pellet supply agreement.

•         On March 26, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced the completion of the acquisition of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland and a subsequent court-approved plan of arrangement under the laws of Ontario. The total consideration paid by ArcelorMittal was $362 million (not including any additional compensation that may become payable to dissenting shareholders).

•         On March 18, 2011, ArcelorMittal signed a US$6 billion 5-year revolving credit facility. The facility replaces the €5 billion revolving credit facility under ArcelorMittal’s €17 billion credit facility agreement dated November 30, 2006, and will be used for the general corporate purposes of the ArcelorMittal group.

•         On March, 7, 2011, ArcelorMittal completed the offering of three series of U.S. dollar-denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes due 2016, $1.5 billion aggregate principal amount of 5.50% Notes due 2021 and $1 billion aggregate principal amount of 6.75% Notes due 2041. The proceeds to ArcelorMittal (before expenses), amounting to approximately $3 billion, were used to prepay the last two term loan installments under the Company’s €17 billion credit facility.

•         On March 2, 2011, ArcelorMittal announced that it had signed agreements to invest in new equity capital resulting in a shareholding of 40% in G Steel Public Company Limited (“G Steel”), a company listed on the Stock Exchange of Thailand (SET). G Steel and its subsidiary GJ Steel Public Company Limited (“GJ Steel”), which is also listed on the SET, are leading producers of hot-rolled coils. G Steel has an electric arc furnace (“EAF”) based medium slab rolling facility in Rayong and GJ Steel has an EAF-based thin slab rolling facility in Chonburi, with a combined capacity of over 2.5 million tonnes per annum. On December 21, 2011, ArcelorMittal announced that it would not be completing this transaction, as the conditions precedent had not been satisfied.

•         On January 25, 2011, an extraordinary general meeting of shareholders of ArcelorMittal approved the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly created company. The new company, whose shares were spun-off to ArcelorMittal’s shareholders, is headquartered in Luxembourg and listed on the stock exchanges of Amsterdam and Paris (Euronext) and on the Luxembourg Stock Exchange. Effective January 25, 2011, the assets, rights and liabilities pertaining to the Company’s stainless and specialty steels business transferred by operation of law to Aperam as part of the spin-off.

•         On January 25, 2011, ArcelorMittal announced that the extraordinary general meeting of shareholders had approved the step down of François Pinault from his position as a member of the Board of Directors effective January 26. The shareholders also approved the appointment of Suzanne P. Nimocks to the Board of Directors.

•         On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A and Enovos Luxembourg S.A., respectively. As a result, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-2484

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3400

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”), and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B.    Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of approximately 125 million tonnes of crude steel for the year ended December 31, 2011. Steel shipments for the year ended December 31, 2011 totaled approximately 85.8 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the fourth largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China and India. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa and CIS).

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 174 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 18% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

With a portfolio of assets that is diversified across product segments and geographic regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

A world-class mining business. ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is the world’s fourth largest iron ore producer. In the year ended December 31, 2011, ArcelorMittal mines and strategic contracts produced 65.2 million tonnes of iron ore and met 57% of the Company’s requirements, and produced 8.9 million tonnes of coking coal and PCI.  The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking, PCI and thermal coal. ArcelorMittal’s iron ore reserves are estimated at 3.8 billion tonnes and its total coking coal reserves are estimated at 323 million tonnes.

The Company’s long-life iron ore and coal resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints.  As from January 1, 2011, the mining business is reported as a separate reportable segment.  This enhances the ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at a low cost and with a limited impact on the environment. With 11 major research centers, ArcelorMittal possesses a leading R&D capability in the steel industry. The Company’s locations worldwide enable quick transfers of know-how to ArcelorMittal plants around the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

•         In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficiently deploying process improvements throughout its plants worldwide.

•         In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-users. ArcelorMittal continues to lead the way with advanced high-strength steels and high deformability steels in conjunction with a quick deployment at all worldwide customers’ locations.

•         In construction and civil engineering, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

•         In other industry markets such as appliances, packaging and metal processing, ArcelorMittal develops cost-effective products, solutions and new coatings, while anticipating new legal and regulatory environmental requirements.

•         In the energy market, ArcelorMittal is increasing its efforts to develop new steel grades for energy pipes, and a larger and cost-effective product range for tubular products.

•         ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel and has a growing presence in the wind energy sector.

For the year ended December 31, 2011, ArcelorMittal’s R&D expense was approximately $306 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•         Diversified production process. In 2011, approximately 65.9 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 22.6 million tonnes through the electric arc furnace route and approximately 3.4 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•         Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges.

•         Upstream integration. ArcelorMittal believes that its own raw material production provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

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

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn in late 2008 and early 2009. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening Euro-zone sovereign debt crisis in the summer of 2011 and resultant increased risk of recession in the regions where ArcelorMittal operates, ArcelorMittal accelerated its operating results improvement plans: the Company reconfirmed its management gain targets and, in September 2011, launched an Asset Optimization Plan aimed at maximizing steel production at lowest cost facilities. The Company also decided to temporarily suspend steel growth capital expenditure while maintaining a focus on core growth capital expenditure in mining. The Company is also considering some non-core asset divestments.

Proven expertise in acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and quality of steel produced at these facilities.

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

Corporate responsibility. ArcelorMittal’s commitment to corporate responsibility (CR) is an important value driver of long-term shareholder value. By acting in a responsible and transparent manner, and by maintaining good relationships with stakeholders, the Group can better manage social and environmental risk, mitigate the impact of its operations on society, meet local expectations, and foster local economic development. ArcelorMittal’s CR approach is structured around four areas, which reflect the key priorities of our business and our stakeholders: investing in our people, making steel more sustainable, enriching our communities and transparent governance.  In 2011, ArcelorMittal achieved its best safety performance to date, was listed on Aon Hewitt’s European list of ‘Top Companies for Leaders’, maintained membership of the two major sustainability and corporate responsibility indices: the Dow Jones Sustainability Index World and the FTSE4Good Index series, and was acknowledged for steel making innovation with the ‘S-in motion’ product range.

Business Strategy

ArcelorMittal’s success has been built upon a consistent strategy that emphasizes size and scale, vertical integration and increased production of and access to raw materials, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry and a leader in iron ore and coal mining, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has pursued for a number of years a consistent, three-dimensional business strategy focused on its unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the fourth largest steel producer in the CIS region, and has a growing presence in Asia. ArcelorMittal has steel-making operations in 20 countries on four continents, including 60 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. In 2011, approximately 38% of its steel was produced in the Americas, approximately 46% was produced in Europe and approximately 16% was produced in other countries, such as Kazakhstan, South Africa and Ukraine.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s pre-global financial crisis expansion strategy gave it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also gradually building its presence in China and India.

Products: As a global steel producer of a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop, local customers will require increasingly advanced steel products as market needs evolve. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Mining and value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its own mines and strategic contracts with key suppliers, and plans to continue to develop its upstream integration in the medium-term. Iron ore and coal mining projects have been a key focus of ArcelorMittal in recent years, and this focus is only expected to intensify in the medium-term, as the Company has a goal to secure 100 million tonnes of iron ore supply from its own mines and under strategic long term supply contracts on a cost-plus basis by 2015. As part of this strategy, in March 2011, the Company completed the acquisition of Baffinland, which holds a substantial undeveloped iron ore deposit in the Canadian territory of Nunavut (the potential output from Baffinland is not part of the 100 million tonne production target). For additional information, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

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

Growth Prospects. Notwithstanding the difficult market conditions of 2008-2009, and the current uncertainties arising from the Euro-zone sovereign debt crisis, ArcelorMittal’s management believes that there will be strong global demand growth for steel and mining products in the medium- to long-term. The Company will continue to invest opportunistically in expanding its steel and mining production capacity with a view to maintaining and expanding its market share and existing customer base, depending on local market conditions and projected global and regional demand trends.

Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity, and this activity remained subdued for most of 2010 and 2011 (with the exception of Baffinland). As market conditions gradually improve, however, the Company intends to take advantage of selected growth opportunities, mainly in the mining sector and in emerging markets.

Business Overview

ArcelorMittal reports its operations in six reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining.

The following table sets forth selected financial data by segment.

Millions of U.S. dollars	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	Asia & Africa & CIS	Distribution Solutions	Mining	Others / Elimination*	Total
Year ended December 31, 2009
Sales to external customers	11,191	16,284	14,836	5,327	12,382	628	373	61,021
Intersegment sales**	1,120	3,697	1,904	2,250	1,142	1,944	(12,057)	—
Operating income	(1,044)	(501)	(23)	312	(286)	233	(161)	(1,470)
Depreciation	983	1,417	1,068	420	215	393	78	4,574
Impairment	41	88	287	3	141	(2)	(6)	552
Capital expenditures	463	937	532	270	131	332	44	2,709
Year ended December 31, 2010
Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	78,025
Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,223	(16,701)	—
Operating income	691	534	1,004	680	164	1,624	(1,092)	3,605
Depreciation	864	1,404	1,060	454	177	333	103	4,395
Impairment	—	77	11	—	113	305	19	525
Capital expenditures	574	792	687	515	124	525	91	3,308
Year ended December 31, 2011
Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	93,973
Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,769	(20,174)	—
Operating income	1,198	(324)	646	721	52	2,568	37	4,898
Depreciation	903	1,540	1,005	517	179	491	34	4,669
Impairment	8	141	178	—	—	4	—	331
Capital expenditures	664	1,004	1,119	613	152	1,269	17	4,838

*        Others / Eliminations includes all other operational and/or non-operational items which are not segmented, together with inter-segment elimination.

**      Transactions between segments are conducted on the same basis of accounting as transactions with third parties except for certain mining products shipped internally on a cost plus basis.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal steel products include:

•         semi-finished flat products such as slabs;

•         finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•         semi-finished long products such as blooms and billets;

•         finished long products such as bars, wire-rods, structural sections, rails, sheet piles and wire-products; and

•         seamless and welded pipes and tubes.

ArcelorMittal’s main mining products include:

•         iron ore lump, fines, concentrate, pellets and sinter feed; and

•         coking, PCI and thermal coal.

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

Key Steel Products

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

Steel sheet piles. Steel sheet piles are hot rolled products used in civil engineering for permanent and temporary retaining structures. Main applications are the construction of quay walls, jetties, breakwaters, locks and dams, river reinforcement and channel embankments, as well as bridge abutments and underpasses. Temporary structures like cofferdams in the river are made with steel sheet piles. A special combination of H beams and steel sheet piles are sometimes used for the construction of large container terminals and similar port structures.

Welded Pipes and Tubes: Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Stainless Steel

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. See “Item 4A—History and Development of the Company—Recent Developments”.

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels:

•         Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H is a high permeability grade that offers extremely low power loss.

•         Non-grain oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available.

•         Non-grain oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2011, ArcelorMittal produced 8.0 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Mining Products

ArcelorMittal’s principal mining products and raw material input items for steel operations include iron ore, solid fuels (coking coal, PCI coal and coke), metallics, alloys, base metals, energy and industrial gases.

ArcelorMittal’s mining and raw materials supply strategy consists of:

•         Acquiring and expanding production of certain raw materials, in particular iron ore, coal and manufacturing refractory products and developing diverse third-party customer relationships;

•         With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•         Exploiting its global purchasing reach; and

•         Leveraging local and low cost advantages on a global scale.

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process, but have also included investments to secure access to other raw materials such as manganese. ArcelorMittal has exploration and evaluation mining projects in India, Africa and South America that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. See “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements (although quarterly minimum amounts remain in effect). ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, SNIM in Mauritania, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen (South Africa). ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance in Australia, Alpha Natural Resources in the United States, Anglo Coal in Australia, Xstrata Coal in Australia, Walter Energy Inc. in the United States, Teck Coal in Canada and MacArthur Coal in Australia. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process.    In 2011, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond that provided by its own mines and strategic long-term contracts, under long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2011.

Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self- sufficiency %
Iron Ore(1)	110.6	62.7	47.8	57%
PCI & Coal(2)	44.8	8.6	36.3	19%
Coke	29.1	26.3	2.7	91%
Scrap & DRI	38.9	18.7	20.3	48%

(1)    Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for own use.

(2)    Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico and Brazil. During 2011, the Company’s iron ore mining complex in Liberia became operational and contributed to the supplies of ArcelorMittal. ArcelorMittal is also expanding capacity of existing mines in Canada, Liberia and Brazil. In addition, the Company has announced prospective mining developments in India, Africa, South America and North America. See “Item 4A—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

In 2012, the Company is targeting an increase of approximately 10% in its iron ore production as compared to 2011.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2011:

Mine	Type	Product	2011 Production (in millions of metric tonnes)(1)
Own mines
North America(2)	Open pit	Concentrate and pellets	29.7
South America	Open pit	Lump and sinter feed	5.3
Europe	Open pit	Lump and fines	1.9
Africa	Open pit /underground	Lump and fines	2.6
Asia, CIS & Other	Open pit /underground	Concentrate, lump and fines	14.6
Total own iron ore production of own mines			54.1
Strategic long-term contracts – iron ore
North America(3)	Open pit	Pellets	4.6
Africa(4)	Open pit	Lump and fines	6.5
Total strategic long-term contracts – iron ore			11.1

Total			65.2

(1)    Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).

(2)    Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).

(3)    Consists of long-term supply contracts with Cliffs Natural Resources Inc. (“Cliffs”). On April 8, 2011, ArcelorMittal announced that it  had reached a negotiated settlement with Cliffs regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S.  As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes and, beginning in 2011, to replace the previous pricing mechanism in one of the parties’ two iron ore supply agreements with a world market-based pricing mechanism. Accordingly, beginning first quarter of 2011, this excludes the long-term supply contract for which the market-based pricing mechanism was reached.

(4)    Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba have been on a fixed-cost basis since March 1, 2010. See “Item 8A—Consolidated Financial Statement and Other Financial Information – Legal Proceedings – Other Legal Claims – South Africa”.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan, Russia and the United States. The Company’s mines in Kazakhstan supply substantially all the requirements for its steel making operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2011:

Coal Mine Operations by Region	2011 Production (millions of metric tonnes)
Own mines
North America	2.4
Asia, CIS & Other	5.9
Total own coal production	8.3
Coal - strategic contracts
North America(1)	0.3
Africa(2)	0.3
Total strategic contracts – coal	0.6
Total	8.9

(1)    Strategic agreement - prices on a cost-plus basis.

(2)    Long term lease - prices on a cost-plus basis.

For additional information on each of these mines, see “Item 4D—Property, Plant and Equipment”.

Where ArcelorMittal’s coke-making facilities do not have access to internal sources of coking coal, they buy it from mostly regional or seaborne sources under supply contracts.

Other Raw Materials and Energy

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Czech Republic, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China, Japan and the United States.

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

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis. The Company’s joint venture with Kalagadi Manganese in South Africa is expected to provide an additional source of manganese alloys in the future.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin and aluminum for coating, are purchased under annual volume contracts. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

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

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems, with an increasing share of European spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally based in regulated markets.

Industrial Gases

Most of ArcelorMittal’s industrial gas requirements are produced under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AMS”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AMS determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. AMS is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics. It provides complete logistics solutions from plants to customer locations using various modes of transport.

In 2011, AMS arranged transportation for approximately 60.7 million tonnes of raw materials and about 12.5 million tonnes of finished products. The key objectives of AMS are to ensure cost-effective and timely shipping services to all units. AMS acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”) and ArcelorMittal Sourcing. GC handles shipping of approximately 38% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AMS’s strategy is to cover 50-75% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance, as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of its own raw materials sources.

A global and integrated “Total Cost of Ownership” project that built on previous expertise employed in a number of sites was implemented during 2007. This project was successful in changing the business approach from unit price-based decision-making to total cost of ownership-based decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling. The Total Cost of Ownership methodology has now become an institutionalized way of conducting the purchasing activities across the group.

Sales and Marketing

In 2011, ArcelorMittal sold approximately 85.8 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the E.U. region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

The Group prefers to sell exports through its international network of sales agencies to ensure that all ArcelorMittal products are presented to the market in a cost-efficient and coordinated manner.

Although executed at the local level, sales are strategically coordinated at the Group level to ensure uniform contract, price, rebate and payment conditions.

For some global industries with customers in more than one of the geographical areas that ArcelorMittal serves, the Company has established customized sales and service functions. This is particularly the case for the automotive and packaging industries. Sales through these channels are also coordinated at the Group level with respect to contract, price, rebate and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. Local marketing provides guidance to sales on forecasting and pricing. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where a new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. Following the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam, a newly-created company, the Company’s patent portfolio still includes more than 5,500 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with 29 inventions newly-protected in 2011. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue. Aperam maintains ownership of its patents, although some patent cross-licenses were entered into to allow both ArcelorMittal and Aperam to maintain patent coverage over technologies used by both companies.

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

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2011, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems in general and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. Provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities”.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on our business, financial results or cash flow from operations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 27 member states of the European Union (“EU”) are subject to the E.U. Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, bill to tax carbon dioxide emissions is under approval to be implemented by 2013. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

On December 11, 2011, the 17th Conference of Parties (“COP 17”) under the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted a new agreement relating to greenhouse gases, the Durban Platform for Enhanced Action. Developing countries secured a compromise to extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2017, although the extension excludes important Kyoto participants such as Canada, Japan, and Russia. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension, and Australia, which recently passed a carbon tax, has not signed on to a new phase. As relevant to ArcelorMittal’s activities, the Durban Platform for Enhanced Action essentially extends the emissions reduction obligations for the E.U., aligning with the obligations of the existing EU ETS without requiring additional reductions.

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.

The post-2012 carbon market remains uncertain, and ArcelorMittal is closely monitoring international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

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

In October 2009, the EPA published its final Mandatory Greenhouse Gas (“GHG”) Reporting Rule. That rule required data collection to commence on January 1, 2010.  Reports covering calendar year 2010 were filed in September 2011. Reports covering calendar year 2011 are to be filed in March 2012. ArcelorMittal USA has implemented appropriate programs and compliance plans in response to these annual monitoring and reporting obligations and expects to continue to incur substantial expense and management time to comply with the rule.

During 2010, the EPA also issued a series of additional regulations and guidance documents, which both establish permitting obligations for significant stationary sources of GHG emissions (including iron and steel facilities) and will serve as the precursor for further GHG regulations. The permitting obligations created by these rules became effective on January 2, 2011 and apply to both significant new sources of GHGs and existing facilities that are modified in ways projected to significantly increase GHG emissions. While the development of guidance to implement this permitting program is still underway, sources triggering permit obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install such control technologies.

Based on the findings made in 2010, the EPA may also decide to press forward with the establishment of substantive emissions limitations or other requirements that require large industrial sources (including power plants and iron and steel facilities) to minimize GHG emissions. There are several regulatory alternatives that the EPA may elect to pursue under its existing Clean Air Act authority. As these potential developments would have significant financial implications, ArcelorMittal USA will continue to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On June 2, 2010, the EPA promulgated a new National Ambient Air Quality Standard for sulfur dioxide.  The EPA’s new sulfur dioxide standard is unprecedented because it also requires states to model facility emissions to demonstrate attainment rather than rely on state air monitoring networks. Under the new rule, if the EPA’s model designates an area to be in non-attainment and even though a local monitor near a facility shows that the ambient air meets the standard, the area is considered non-attainment and a facility within the area shown to contribute to the non-attainment will be required to reduce sulfur dioxide emissions.  The EPA’s model indicates that ArcelorMittal USA LLC (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., and ArcelorMittal Burns Harbor LLC may have to reduce sulfur dioxide emissions significantly in order to demonstrate attainment through modeling.  Other ArcelorMittal USA facilities are yet to be modeled.  States are in the process of modeling counties with significant sulfur dioxide sources and will develop state implementation plans (“SIPs”) by June 2013 with enforceable emissions reductions for facilities shown to contribute to exceedances of the new ambient air quality standard for sulfur dioxide, and determined by the modeling.  Facilities will have until August 2017 to comply with the new emissions limits required by the SIPs.  ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to effect a rule change.

On April 20, 2011, the EPA issued a proposed rule to regulate cooling water intake structures that draw at least 25% of their water for cooling purposes and with intake design flows of more than 2 million gallons per day.  Affected facilities would be subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake.  Facilities withdrawing at least 125 million gallons per day would have to conduct studies to aid permitting authorities in determining site-specific controls, and new facilities could be required to install closed-cycle cooling systems or the equivalent.  ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to limit the scope of the rule.

On December 2, 2011, the EPA re-proposed a series of rules that regulate emissions of hazardous air pollutants (“HAPs”) from industrial boilers, process heaters and solid waste incinerators.  The EPA has publicly announced that it expects to adopt new final rules by April 30, 2012.  ArcelorMittal USA proactively participated in the development of these rules and will continue diligent involvement in the rulemaking process as the EPA reconsiders and reshapes important elements of these rules in early 2012.  ArcelorMittal USA is also engaged in extensive strategic planning to ensure maximum operational flexibility under the impending requirements.

The EPA is evaluating mercury emissions data from electric arc furnaces (“EAFs”) throughout the United States to develop new emissions standards for mercury.  The EPA has indicated that it expects to issue a proposed rule in early 2012 that will include numeric limits.  The EPA is also preparing an information request for issuance in 2012 as part of the process of developing a regulation for major source EAFs such as the EAF located at Indiana Harbor Long Carbon, which is currently not subject to the existing HAP control standards for EAFs.

The EPA has issued an information request under Section 114 of the Clean Air Act to ArcelorMittal USA LLC (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., ArcelorMittal Burns Harbor LLC and ArcelorMittal Riverdale to collect information that will be used to revise the Integrated Iron and Steel MACT Regulations.  The requests require each of the facilities to conduct extensive stack testing and to provide source information.  ArcelorMittal USA is currently engaged with the EPA to reduce the testing burdens in an effort to reduce costs.

During 2012, ArcelorMittal USA does not expect to incur significant capital expenditures relating to these regulatory developments or other environmental matters.  Post-2012 expenses to install additional controls technologies and otherwise address new regulations applicable to the U.S. facilities could be substantial.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. This directive updates and merges seven pieces of existing legislation, including the directives on Integrated Pollution Prevention and Control (the “IPPC directive”), large combustion plants (the “LCP directive”) and solvents. To receive a permit, installations covered by IPPC directive must apply best available techniques (“BATs”) and comply with BAT-Associated Emissions Levels, as adopted in the BAT conclusions by the European Commission, to optimize their all-around environmental performance. Emissions to air, soil or water, energy efficiency, waste generation as well as noise, hazards and site closure are all considered. The directive maintains limited flexibility for competent authorities by setting two conditions for deviating from the use of BATs: environmental conditions related to the location of the site and its technical characteristics. Such derogation must be justified. Member States must transpose the rules into national legislation by January 7, 2013. The implementation of the IED directive will materially impact ArcelorMittal activities in the European Union at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. The decision of the European Commission establishing the conclusions on new BATs and BAT-Associated Emissions Levels for iron and steel production is expected to be issued during the first half of 2012. This directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the European Union and Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union. Under directive 2008/98/EC, Council Regulation (EU) no. 333/2011 of March 31, 2011 established criteria determining when certain types of scrap metal cease to be waste.

•         Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•         Directive 2003/87/EC of October 13, 2003, as amended by Directive 2004/101/EC (the “Emissions Trading Directive”), which establishes a scheme under which EU member states are allowed to trade greenhouse gas emission allowances within the E.U. subject to certain conditions.

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

•         Directive 96/82/EC of December 9, 1996 and Directive 2003/105/EC of December 16, 2003, on the control of major accidents hazards involving dangerous substances (also known as the “SEVESO directives”). These two directives are under revision.

•         Directive 2008/68/EC of September 24, 2008 on the inland transport of dangerous goods, by rail, road, and inland waterway.

Environmental damages and violations of the E.U. legislation are subject to environmental and criminal liability under Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008.

EU Directives applicable to our products include those relating to waste electrical and electronic equipment (Directive 2002/96/EC of January 27, 2003), end-of-life vehicles (Directive 2000/53/EC of September 18, 2000), packaging and packaging waste (Directive 2004/12/EC of February 11, 2004). The Waste Framework Directive 2008/98/EC is relevant for products used in construction because it aims at recovering 70% of construction waste by 2020.

ArcelorMittal is also subject to the “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which implements the United Nations Globally Harmonized System of classification and labeling and the “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the E.U. in volumes of over one tonne per year. A legal entity of the ArcelorMittal group will not obtain the required license for continued production of a subject chemical if it fails (i) to submit a registration file for the subject chemical in due time, (ii) to submit a complete registration file or (iii) to make any required payment in connection with the registration file. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. In compliance with the REACH regulation, the legal entities of the ArcelorMittal group have pre-registered their imported and manufactured substances in the European Community with the European Chemical Agency (“ECHA”). Groupwide, as of November 2008, ArcelorMittal had submitted 756 pre-registration files to

ECHA. In November 2010, ArcelorMittal submitted to the ECHA, in the name and on behalf of 40 legal entities, 149 registration files concerning 21 substances. In addition, the alignment of hazards criteria with the CLP regulation and the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives. In 2011, documents supporting the implementation of strictly-controlled conditions in the manufacture of organic coke oven by-products were developed, supported by internal audits conducted by ArcelorMittal. The specific uses of certain substances which might be listed under Annex XIV of REACH by the Commission are under review, and the elaboration of dossiers for the authorization procedure is investigated in the supply chain.

In particular, since 2005 ArcelorMittal’s operations in the E.U. have been subject to the Emissions Trading Directive, the E.U.’s central instrument for achieving the E.U. Member States’ commitments under the Kyoto Protocol by providing a European emissions trading system (“ETS”) for carbon dioxide emissions. The ETS covers more than 10,000 installations across the E.U., including combustion plants, oil refineries, coke ovens, iron and steel plants, and factories making cement, glass, lime, brick, ceramics, and pulp and paper. At the heart of ETS is the common trading currency of emission allowances. One allowance gives the holder the right to emit one tonne of carbon dioxide. For each trading period under the ETS, EU member states draw up national allocation plans that determine how many emission allowances each installation will receive. Companies that keep their emissions below the level of their allowances can sell their excess allowances. Companies that do not keep their emissions below the level of their allowances must either reduce their emissions, such as by investing in more efficient technology or using less carbon-intensive energy sources, or purchase the extra allowances that they need on the open market.

The allowances assigned to ArcelorMittal’s EU operating subsidiaries in the framework of the current National Allocation Plans (“NAPs”) are not expected to fall short for the 2008 to 2012 period given the global slowdown in production.

For the period after 2012, the E.U. institutions adopted on December 17, 2008 the so-called “climate and energy package” which, inter alia, aims to reduce the E.U.’s greenhouse gas emissions by 20% by 2020 compared to 1990 levels, and 30% if other developed countries commit themselves to comparable emission reductions and economically more advanced developing countries contribute adequately according to their responsibilities and capabilities. The climate and energy package contains in particular the following legislative documents:

•         Directive 2009/29/EC of April 23, 2009 to improve and extend ETS.

•         Decision no. 406/2009/EC of April 23, 2009 on the effort of Member States to reduce their GHG emissions to meet the E.U.’s GHG emission reduction commitments up to 2020.

•         Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•         Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

In particular, the ETS for the period after 2012 includes centralized allocation rather than national allocation plans, a cap designed to achieve an overall reduction of greenhouse gases for the ETS sectors of 21% in 2020 compared to 2005 emissions and auctioning as the basic principle for allocating emissions allowances, with transitional free allocation in particular on the basis of benchmarks for manufacturing industries under risk of “carbon leakage”. Many issues that ultimately will determine the impact of the revised ETS scheme are further elaborated in implementing legislation. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of carbon leakage. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted are lower than those proposed by the European steel industry and will lead to additional cost for steel companies in Europe. In May 2011, the European steel federation Eurofer filed a lawsuit against the Commission decision on benchmarks for steel at the European Court of Justice.

The Commission Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of greenhouse gas emission allowances pursuant to Directive 2003/87/EC completes the E.U.’s legislative framework in this area.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the E.U. over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive. In 2011, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $200 million in order to facilitate compliance with these EU environmental regulations, including the following: $125 million for power plants; $52 million for coke and by-products plants; $21 million for sinter plants.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

The Decree 06-138 of April 2006 for air emissions and the Decree 06-141 of April 2006 for water discharges define the limit values with which companies have to comply within five years. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharge. These taxes are calculated according to the method described in Decree 07-299 of September 2007 for atmospheric emissions and the Decree 07-300 of September 2007 for liquid effluents. The date of application of these taxes is not defined. However, the Wilaya State environmental authorities, to whose authority ArcelorMittal Annaba is subject, have received from the Ministry of Environment an instruction pursuant to the Decree 06-141 with respect to the calculation and implementation of the tax relating to the liquid effluents. Since 2006, ArcelorMittal Annaba has been working to comply with the relevant limit values for air emissions and water discharges. However, ArcelorMittal Annaba could face penalties as full compliance has not been achieved pursuant to the applicable decrees.

An Executive Decree dated June 21, 2009 requires authorization to discharge liquid effluents, other than sewage, from mining activities. In accordance with the provisions of the Decree 06-198 of May 31, 2006 on hazards, ArcelorMittal Annaba submitted in 2009 an environmental audit and a study relating to the authorization of its operations. This report is currently in the approval process. In 2010, the Decree 09-338 of October 20, 2009 on the multiplier of the tax (tax enacted in Finance Act 1999) on the polluting or dangerous activity on the environment was implemented. In September 2010, an application for authorization to operate waste and co-products disposal and storage with all the supporting documentation was submitted to the Ministry of Environment. The approval is pending.

In the context of a draft contract of performance between ArcelorMittal Annaba and the Ministry of Environment, in 2010, ArcelorMittal Annaba submitted a proposal which foresees a set of compliance actions until 2017 to the Ministry of Environment. ArcelorMittal Annaba is still waiting for a response from the Ministry of Environment on its proposal, which could be issued during the course of 2012.

Argentina

Environmental legislation in Argentina is based on the provisions of the federal, provincial and basin laws and their associated decrees, dispositions and resolutions. For ArcelorMittal’s operations in Argentina, the regulations applicable in the provinces of Buenos Aires and Santa Fe and in the basin of Matanza-Riachuela are particularly relevant. The following provisions are also relevant for ArcelorMittal Acindar’s operations in Villa Constitucion, Tablada and San Nicolas: Law 11717 and Decree 101, which relate to environmental licenses and environmental requalification plan (such a plan was required for Steelshop diffuse emissions); Federal Laws 25670 and 25675, which relate to the export and treatment of polychlorinated biphenyls (“PCBs”) and the requirement to maintain environmental insurance; Federal Law 26168, which relates to industrial restructuring plans (such a plan was required to be submitted in respect of the Tablada plant, which had previously been deemed a polluting agent); and Resolution 165/10, which relates to environmental insurance. The Acindar plants will require capital expenditures, in an undetermined amount, to improve and complete existing pollution control equipment.

Bosnia and Herzegovina

Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents on waters and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions and discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution.

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans, except for the industrial waste landfill Rača. ArcelorMittal Zenica subsequently obtained all required environmental permits except for the Rača landfill, the permit for which is expected to be issued in 2012 after the environmental protection plan is revised.  The Zenica plant will require capital expenditures, in an undetermined amount, to improve and complete existing pollution control equipments. In 2011, ArcelorMittal approved capital expenditures for approximately $24.7 million in order to facilitate compliance with environmental regulations at the coke plant and at the blast furnace.

Brazil

National Decree no. 6514/2008, which implements Federal Law no. 9605/2008 on environmental liability, and National Decree no. 6686/2008, which implements the law on environmental crimes, were both published in 2008.

National Decree no. 6848/2009, which implements Federal Law no. 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Resolution no. 382/2006, which was published by the Brazilian National Environmental Council (“CONAMA”) imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxides for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the Environment (“MMA”) and IBAMA requires that the environmental impact statement contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment.

Federal Resolution no. 396/2008 published by CONAMA defines the guidelines and the guiding quality standards for classification of groundwater. Taxation on water usage and discharge is implemented in São Paulo and Minas Gerais drainage basins. Some industrial facilities are already concerned. Such taxation is expected to be extended in the future to all major Brazilian basins. Minas Gerais state published in July 2011 Deliberação Normativa (Normative Deliberation) and Conselho Estadual de Recursos Hídricos (State Water Resources Council)) no. 37/2011, which establishes procedures for obtaining the right to water usage in mining activities and guidelines for preparing a water use plan.

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

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). Its impact on the steel sector is not yet clearly defined, but the decree establishes:

•         the creation of sectoral plans, among which the Plan for Reducing Emissions for the Steel Industry is scheduled. ArcelorMittal Brazil is participating in the Strategic Studies and Management working group created to encourage the use of charcoal in the Brazilian steel industry.

•         the reduction of 3.236 billion tons of carbon dioxide equivalent until 2020 (234 million of which will be responsibility of the industrial sector, including the steel sector).

São Paulo state, through Law no. 13798/2009 and its respective Decree no. 55947/ 2010, sets targets of reducing by 20% the State’s GHG emissions as compared to 2005. A target reduction level for the steel industry is expected to be established in 2012.

ArcelorMittal Brazil is closely monitoring the development of these national and regional policies on climate change and is proactively engaging with authorities as appropriate to define its commitments.

Canada

The Government of Canada has indicated its intent to design and implement cap-and-trade regulations to limit GHG emissions, although it intends to harmonize the rules with the forthcoming U.S. regulations in this respect prior to implementation. Four Canadian provinces, including Ontario and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to implement cap-and-trade regimes at State and Provincial levels.  Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Within its Air Quality Management System (“AQMS”) program, Environment Canada is in discussions with industries and non-governmental organizations to establish Base Level Industrial Emissions Requirements (“BLIERs”) to be reflected in new federal air emission limits expected to be implemented in 2015.  For the iron and steel sector, pollutants expected to be subject to a BLIER are total particulate matter, sulphur dioxide and nitrogen oxides.

ArcelorMittal Mines Canada and two other Canadian iron ore mining operations are also developing BLIERs for dust, sulphur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content by weight, consistent with the new Quebec regulation adopted at the province level. Discussions are continuing towards a BLIER limit for dust, with a proposed limit for existing and new plants.  To date, no limit has been agreed upon for nitrogen oxides.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur West and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream and implementing mercury-free scrap purchasing policies.

In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emissions standards under Ontario Regulation 419/05 approved in August 2010. ArcelorMittal Dofasco is on schedule in its implementation of a $16.3 million portfolio of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and the permit for Port-Cartier is expected in 2012. ArcelorMittal Mines Canada will be required to present a new restoration plan for its facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources. Under the current mining regulations, financial insurance in the amount of CDN $15 million is required by 2020 for restoration of both sites.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued in 2012. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

A Quebec regulation required reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.  Beginning on January 1, 2011, a tax is charged on water withdrawal regardless of whether it is from a private pumping station or supplied by cities. Total additional costs to ArcelorMittal Montreal are expected to be approximately CDN $100,000 per year. The total additional costs to ArcelorMittal Mines Canada are also expected to be approximately CDN $100,000 per year.

In October 2007, a carbon tax was implemented in Quebec that applies to the purchase of fossil fuels. The tax is based on GHG emissions. Quebec is beginning to implement a cap-and-trade regime that will require third-party verified GHG emission reports for 2012.  Starting in 2013, companies will be required to purchase carbon dioxide credits. According to the Ministère du Développement Durable, de l’Environnement et des Parcs, credit purchases will be equivalent to the carbon tax, which will be eliminated. Beginning in 2013, free allocation will be reduced annually until 2020. The minimum price for carbon dioxide credits is CDN $10/tonne, while the maximum price is CDN $50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime through 2014 (assuming pellet plant emission levels remain generally consistent with their average levels over the 2007 to 2010 period); after 2014, there is considerable uncertainty and the additional costs to the Company cannot yet be determined.

At the province level, Quebec adopted the Clean Air Regulation on June 30, 2011, which will require annual particulate matter (“PM”) testing for steel mills, and installation of broken bag detectors in baghouses. The intensity limit for PM in the steel sector has been increased.  ArcelorMittal Contrecoeur has proposed a project to the Investment Allocation Committee to reduce dust emissions at its steel mill. The new regulation has also reduced the limit for PM concentration in dust controlling equipments. Tests will be done at some DRI plant scrubbers to validate compliance with the new limit.

This regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced.

An “Act to amend the Quebec Environmental Quality Act to reinforce compliance” was adopted on October 5, 2011. This act increases penalties and fines for environmental offences. Presumption of statutory liability of directors and administrators is included in the bill.

Baffinland Iron Mines Corporation was acquired by ArcelorMittal in 2011, and a mining project, proposed on Baffin Island in the territory of Nunavut, is currently in a regulatory review process.  The Nunavut Land Claims Agreement establishes the requirement and expectations for development activities occurring in Nunavut. A number of regulatory processes apply to the project, including compliance with the North Baffin Regional Land Use Plan by the Nunavut Planning Commission. The project is also subject to a Part 5 environmental review by the Nunavut Impact Review Board as well as an environmental review by the Canadian Transportation Agency.

Archaeological and paleontological permits are required from the Department of Culture, Language, Elders and Youth for survey and mitigation of archaeological and paleontological sites prior to development. Land tenure through long-term leases and shorter-term land use permits will be required from the Qikiqtani Inuit Association to access Inuit-owned land that surrounds the proposed Mine Site and from Aboriginal Affairs and Northern Development Canada for the port at Steensby Inlet and most of the proposed railway corridor. Other key environmental regulatory approvals include a Type A Water Licence from the Nunavut Water Board for water used, treated and discharged, Fisheries Act authorization from the Department of Fisheries and Oceans, approvals or exemptions under the Navigable Waters Protection Act administered by Transport Canada Navigable Waters Protection Program and a license for explosives manufacture from Natural Resources Canada under the Explosives Act.

Costa Rica

ArcelorMittal’s operations in Costa Rica are subject to laws and regulations promulgated by the central government related to environmental areas such as air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, recovery and disposal practices and responsibilities and the remediation of environmental contamination.  These regulations are taken into account in ArcelorMittal’s day-to-day operations in Costa Rica, and are reinforced by an EMS ISO 14001 certification that is valid until 2014 with a verification process each year.

Kazakhstan

Kazakhstan’s Environmental Code no. 212-III dated January 9, 2007 and its amending law no. 164-IV dated June 23, 2009 specify the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring, and import of environmentally hazardous processes, techniques and equipment. They establish the liabilities of users of natural resources in respect of design, development and operation of economic entities and other facilities; it also establishes the responsibilities regarding emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

New amendments to the Environmental Code have been in effect since December 2011.  These amendments relate to the conditions for the delivery of permits, to environmental action plans for the reduction of atmospheric emissions, and to waste management programs to reduce accumulated waste and programs to phase out and dispose of PCB transformers.  The amendments also introduced a carbon dioxide emission trading scheme based on the scheme applied in the European Union, with a first national allocation plan of carbon dioxide allowances to be established in 2013.

Liberia

The Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (“EPML”) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the Liberian Environmental Protection Agency (“Liberian EPA”) in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The Liberian EPA’s Environmental Impact Assessment Procedural Guidelines provide an interpretation of the requirements of the EPML with respect to ESIA.

In the absence to date of any environmental management regulations, ArcelorMittal has devised a complete Environmental Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law of 2009 with respect to forest lands gave communities far-reaching rights to areas of forest under claims of customary use.

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

Macedonia

Complementary to the framework laws on environment no. 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability, the following specific regulations are also applicable: no. 67/04, 92/07 on quality of ambient air, no. 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste, no. 161/2009 on packaging management and management of waste materials from packaging, no. 87/08, 06/09 on water protection, no. 145/10 on chemicals and no. 79/07 on noise. Official Register no. 17/2011 and no. 47/2011, which amend law no. 161/2009, regulate the tax rate applicable to each ton of waste resulting from packaging.

To comply with these laws and regulations, ArcelorMittal anticipates investments in an amount of $4.2 million to revamp the furnace of the hot dip galvanazing line for ArcelorMittal Skopje in addition to the $1.8 million already invested in 2008.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988; environmental impact study of May 30, 2000; environmental audit of April 29, 2010; transfer of contaminants of June 3, 2004; water management of April 29, 2004; waste management of May 22, 2006; sustainable forestry development act of February 25, 2003; radioactivity control of March 2, 1985; wildlife management of July 3, 2000; and environmental noise pollution control of March 2, 1985.

Prior to beginning any new construction project, ArcelorMittal México conducts an environmental impact study to obtain authorization for certain activities, including mining activities.

On May 27, 2011 modifications to water management legislation were approved. ArcelorMittal Mexico has launched a compliance action plan for its steel and mining activities and has invested $39 million for the control of dust emissions, waste water treatment and hazardous waste handling and final disposal over the 2006 to 2011 period. Certain ongoing projects are expected to be completed in 2012.

Morocco

ArcelorMittal’s Long Carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law  no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); and Law no. 28-00 relating to waste management and disposal (November 22, 2006). Sonasid complies with the limit values for water discharge in surface water and groundwater. Approval for the emission limit values of air pollutants for the steelmaking sector is pending.  In 2009, Sonasid received approval of the Ministry of Environment for the disposal of EAF dust in a landfill owned by the Company.

Russia

ArcelorMittal’s mining subsidiaries operating in the Kuzbass region of Russia are subject to several Russian Federation laws and regulations in the field of environmental protection, including: Law no. 7 “On Environmental Protection” dated January 10, 2002; Law “On Air Protection” dated May 4, 1992; Law no. 89-FZ “On Production and Consumption Wastes” dated June 24, 1998; Water Code no. 74/FZ dated June 3, 2006; Land Code no. 136-FZ dated October 25, 2001; and Forest Code no. 101/FZ dated August 10, 2008, among others.

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

In October 2011, an investment project in the amount of $24.4 million was approved in order to upgrade mine water utilities and waste water treatment facilities at the Berezovskaya and Pervomayskaya mines and to clean the settling pond of Berezovskaya mine. These activities will allow ArcelorMittal’s subsidiaries to achieve the required level of effluent treatment and avoid any penalties for damage to water bodies. Standard quality objectives will be achieved only upon completion of the project in 2014. Until then, ArcelorMittal’s Russian mining operations could be exposed to potential penalties.

Senegal

In Senegal, the environmental regulations applicable to mining companies are set forth in the Mining Code, Act no. 2003-36 of November 24, 2003, its application decree no. 2004-647 of May 17, 2004, and the Code of the Environment, Act no. 2001-01 of January 15, 2001.

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

South Africa

The National Environmental Management Act (“NEMA”) of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) procedure that needs to be followed in order to obtain the required authorization. NEMA is applicable to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and all water and air related activities. A General Authorization (“Record of Decision” or “ROD”) is issued in terms of this Act for any related projects. There is also a strong link between this Act and new legislation that was promulgated and this Act can be regarded as an “umbrella” for such legislation. The “duty of care” principle is also enshrined in NEMA and specifies that any harm caused to the environment is a criminal offence in terms of this Act.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; Zero Effluent Discharge (“ZED”) status is a condition many plants are required to achieve. Saldanha Works is currently a ZED plant. Vanderbijlpark has failed to remain a ZED facility, and the authorities have insisted that ZED status be achieved again before the end of 2012. Newcastle Works is expected to achieve ZED status by early 2013.

A Waste Act, which came into effect on July 1, 2009, applies to all waste and by-product related activities and contaminated land and replaces older legislation in this regard. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded as per NEMA. Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. The most significant new issue pertaining to the Waste Act is that by-product related activities now require a Waste Management License in certain cases. The interpretation of the requirements of the Waste Act regarding by-products remains a challenge. The level of duplication that is introduced by this requirement is of concern as by-product related activities are also regulated in terms of other environmental laws. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

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

In December 2010, the Department of National Treasury launched a discussion document on the option to install a carbon tax in order to reduce GHG emissions. ArcelorMittal South Africa constructively engaged with the authorities to promote alternative taxation proposals that were not in the discussion document. The proposals in the discussion document would have significantly affected the feasibility of ArcelorMittal’s operations as taxation from the very first ton of carbon dioxide being emitted was envisaged. A reviewed taxation paper will be published by early 2012.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. In 2010, ArcelorMittal Point Lisas was re-registered under the Water Pollution Rules and in 2011 began the process for obtaining a permit to emit pollutants. The application in this regard has been filed and the relevant authorities are processing the application. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008.

Ukraine

An air regulation (no. 309) was published in Ukraine on June 27, 2006 and significantly restricts the emission limits of 140 substances for all types of plants. Priority pollutants are particulate matter, sulfur dioxide, nitrogen oxides and carbon monoxide. Since January 2011, the on-site disposal of waste has been subject to tax legislation, which aims to prevent the accumulation of waste on site and to promote the transfer of waste to companies that hold waste disposal permits.

Total expenses for reconstruction and construction of environmental facilities in 2011 amounted to approximately $24.9 million. The principal capital expenditure in 2011 related to the tailing facilities and the water circuits at the mining operations and the coke oven, the blast furnace and the BOF facilities at the steel production facilities.

Venezuela

Unicon’s operations are subject to various environmental laws and regulations including: Environmental Frame Law and Environmental Penal Law, Decree 638 on Air Quality, Decree 1400 on Water Use; Decree 2216 on Solid Wastes; Decree 2.635 on Hazardous Recoverable Materials and Wastes; and Decree 3.219 on Water Quality for the basin of Valencia Lake.

To comply with the environmental requirements, Unicon has launched and will continue to launch different improvement projects at its water collection, drainage and treatment systems for the storage, handling and recovery or disposal of wastes and of hazardous materials, and for the control of emissions to the atmosphere. With regard to the restrictions established by the Venezuelan State, Unicon is closely monitoring and controlling its water and energy consumption.

For further details regarding specific environmental proceedings involving ArcelorMittal, including a description of the more significant remediation sites, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities” and Note 24 to ArcelorMittal’s consolidated financial statements.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2011, certain countries and communities, such as Brazil, Canada, the European Union, the Customs Union of Russia, Kazakhstan and Belarus, and the United States have initiated proceedings to decide whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product irrespective of its source to protect the domestic production against increased imports of the exported product. The remedies available under the safeguard investigations are commonly safeguard duties or allocation of quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, the United States conducted sunset reviews of orders on hot-rolled steel from Brazil, Japan, and Russia and cut-to-length plate from India, Indonesia, Italy, Japan and Korea in 2011. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or ArcelorMittal could be required to domicile, or submit for registration, export contracts with the local central bank.

Key Currency Regulations and Exchange Controls

Algeria

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”) with a few exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, while are freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 20% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances have to be made through the Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

In September 2010, Algeria’s government unveiled a series of measures that confirm the shift towards greater economic regulation. The measures were included in a supplementary budget law, which states that any foreign firm bidding for a state contract must form a joint venture with an Algerian company.

Before any goods exceeding €1,500 (approximately $1,900) can be imported into the country, importers must obtain a letter of credit from a bank to cover the value of the goods. An exemption exists for industries that need to import materials and spare parts essential to their production, up to a value of DZD 2 million (€20,000). It also exempts imports of services.

Argentina

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. Exporters have from 60 to 360 consecutive days to convert foreign exchange receipts from exports depending on the type of exported product, and 120 days to settle foreign exchange receipts through the foreign exchange market. This term is extended to 180 days if the purchaser fails to pay and if the foreign exchange receipts result from export credit insurance. Service export receipts have 15 days to be converted into ARS. An exporter must transfer any payment within ten days from collection to the bank that transfers the funds into Argentina, but the exporter may also maintain the funds abroad in foreign currency until the due date.

The Central Bank of Argentina allows foreign exchange transactions for the purposes of futures settlements, guarantees, forwards, options and other derivatives as long as they are traded on-shore and settle in ARS. The authorities intervene in the foreign exchange market in order to maintain a stable rate. The Central Bank buys and sells U.S. dollars at its discretion.

During 2010, the Central Bank of Argentina announced tighter regulations on the trade of foreign currencies. Under the new rules, individuals and businesses purchasing foreign currencies above $250,000 per calendar year are required to provide proof of income and corresponding tax data. Buyers will have to prove adequate declared assets to justify the currency purchase. Additionally, transactions carried out above the limit cannot be settled in cash and are restricted to wire transfers and checks. The same regulations will also apply to transactions above $20,000 in any given month. Legislation governing foreign exchange for the purpose of imports, dividends and overseas debt payments will remain unchanged.

Brazil

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows exchange rates between the Brazilian real (“BRL”) and foreign currencies (including the U.S. dollar) to float freely, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage portfolio capital from entering the country. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

China

The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined by the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). Five currency pairs are traded in CFETS: the CNY is paired with each of the following currencies: the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound.

Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in a ‘bilateral trading platform’ which allows them to trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS, subject to a daily trading band limitation of no more than +/- 0.5% against the U.S. dollar. China maintains strict controls on its currency. Non-residents and Foreign Investment Enterprises must obtain a Foreign Exchange Registration Certificate to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

India

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

The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act of 2000 mandates that the government oversee current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of INR have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

Kazakhstan

There are no requirements for foreign investors to invest in Kazakhstan; however, investors are required to obtain a tax registration number in order to open a cash account. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction so long as information about the purpose of the transaction is provided.

Routine currency operations include:

•         import/export settlements with payment within 180 days;

•         short-term loans with terms of less than 180 days;

•         dividends, interest and other income from deposits, investments, loans and other operations; and

•         non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”).

Direct investment abroad by residents and non-residents of Kazakhstan (provided they hold 10% or more of a Kazakh company’s voting shares) are subject to registration with the Central Bank of Kazakhstan. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan). The exceptions to registration are currency operations with derivatives between residents and non-residents. The Central Bank of Kazakhstan is only required to be notified if the payment amount exceeds $100,000 or the equivalent in KZT.

Operations involving the transfer of capital from residents to non-residents require a license from the Central Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

•         payments for exclusive rights to intellectual property;

•         payments for rights to immovable property;

•         settlements for import/export transactions;

•         loans with terms of more than 180 days;

•         international transfers of pension assets; and

•         insurance and re-insurance contracts of an accumulative nature.

The Central Bank of Kazakhstan is also required to be notified of certain transactions, including, among others, acquisitions of share capital, securities and investment funds, financial derivatives, transfers of real estate and the opening of bank accounts by certain legal entities.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department, before undertaking new foreign direct investment, has been removed for company transactions from below ZAR 50 million to below ZAR 500 million per Applicant Company per calendar year. Such applications need only be approved by Authorized Dealers. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed and South African companies are permitted to open foreign bank accounts without prior approval. Offshore bank accounts may, however, only be used for permissible transactions. Qualifying international companies are allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, even if the authorities have taken some measures in recent years to improve the functioning of the foreign exchange market.

The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments, and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. A transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions. Such exemptions include:

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

•         all payments in UAH abroad;

•         repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds;

•         depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening with a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank;

•         opening an account in Bank located abroad; and

•         investing abroad, including transferring foreign currency abroad in connection with acquisitions of assets and securities.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

A foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident is subject to the registration of the loan with the National Bank. Ukrainian residents are required to settle import/export transactions within 180 days without restrictions. Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank and only in a limited number of cases and subject to certain conditions.

Venezuela

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has existed since February 2003 whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement no. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities, making the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

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

In August 2010, the Central Bank decided to ease restrictions to allow companies to access the foreign exchange market. Since then, companies that are not authorized to buy U.S. dollars at official exchange rates are allowed to use SITME. The goal is to make foreign exchange transactions more “fluid”. The Bank also plans to periodically allocate U.S. dollars to companies facing purchase quotas.

On December 31, 2011, according to the SITME rate, one U.S. dollar was equal to 5.30 Bs.F., which has remained the same since the beginning of this system in June 2010, while the official exchange rate was one U.S. dollar to 4.3 Bs.F. The Bs.F. was devalued effective January 11, 2010, resulting in a rate of 4.3 Bs.F. per U.S. dollar for all imports and transactions.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 4.30 per U.S. dollar for dividends:

•         derived from a foreign investment (business activities);

•         that are registered with the Superintendence of Foreign Investments (SIEX); and

•         in respect of which the transferor has paid the relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is subject to availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale of shares, reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system admits the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency for repatriation.

In practice, however, obtaining the required amount of foreign currency (particularly U.S. dollars or euros) from CADIVI may take several months or even years. There are no legal restrictions regarding the percentage of benefits or dividends that can be reinvested in companies in Venezuela.

C.    Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries and not its legal or ownership structure.

The following table identifies each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

Flat Carbon Americas
ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica no. 1-B, 60950, Cd. Lázaro Cárdenas,Michoacán, Mexico	100.00%
ArcelorMittal USA LLC	1, South Dearborn,Chicago, IL 60603, USA	100.00%
ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.70%
ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
Industeel France S.A.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%
ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237Bremen, Germany	100.00%
ArcelorMittal Méditerranée S.A.S.	1 à 5, rue Luigi Cherubini, 93200 St Denis, France	100.00%

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
ArcelorMittal Brasil S.A.	1115, Avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129Hamburg, Germany	100.00%
ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
ArcelorMittal Montreal Inc	4000, route des Aciéries, Contrecoeur, Québec J0L 1C0, Canada	100.00%
ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
ArcelorMittal Ostrava a.s.	Vratimovska 689, 707 02 Ostrava-Kunčice, Czech Republic	100.00%
ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas,Couva, Trinidad and Tobago	100.00%
Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%(1)
ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, D-47137 Duisburg, Germany	100.00%
ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949Warszawa, Poland	100.00%

AACIS
ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, Vanderbijlpark, 1911, South Africa	52.02%
JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region,Republic of Kazakhstan	100.00%
OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

Mining
ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, Montreal, Québec, Canada H3A2N4	100.00%

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

(1)…Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a joint venture controlled by ArcelorMittal.

Reportable Segments

ArcelorMittal reports its business in the following six reportable segments corresponding to continuing activities:

•         Flat Carbon Americas;

•         Flat Carbon Europe;

•         Long Carbon Americas and Europe;

•         Asia, Africa and CIS;

•         Distribution Solutions; and

•         Mining.

Within its corporate headquarters and, where appropriate, at the segment or regional management level there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2011, shipments from Flat Carbon Americas totaled 22 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 15 integrated and mini-mill sites located in six countries. In 2011, shipments from Flat Carbon Europe totaled 27 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing, pipes and tubes, sheet piles, rails, ingots, speciality bars and slopes. In Long Carbon Americas, production facilities are located at 14 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 17 integrated and mini-mill sites in nine countries. In 2011, shipments from Long Carbon Americas and Europe totaled approximately 24 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2011, shipments from Asia, Africa and CIS totaled approximately 13 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2011, iron ore and coal production totaled approximately 65.2 million tonnes and 8.9 million tonnes, respectively.

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. Accordingly, the former Stainless Steel segment has been reclassified as discontinued operations for all periods presented.

D.    Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the six reportable segments (excluding Stainless Steel, which is now reported as discontinued operations) described above in “Item 4C—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4B—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s continuing operations:

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2011 (in million tonnes)(2)
Coke Plant	60	35.3	27.5
Sinter Plant	35	106.1	69.7
Blast Furnace	63	101.6	65.3
Basic Oxygen Furnace (including Tandem Furnace)	80	111.2	70.4
DRI Plant	16	12.5	8.1
Electric Arc Furnace	47	35.9	23.5
Continuous Caster—Slabs	52	97.6	61.4
Hot Rolling Mill	23	77.8	52.1
Pickling Line	42	39.8	19.4
Tandem Mill	36	39.7	26.1
Annealing Line (continuous / batch)	57	21.5	11.6
Skin Pass Mill	41	24.1	12.7
Plate Mill	13	7.4	3.3
Continuous Caster—Bloom / Billet	48	37.7	24.3
Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	6.1
Billet Rolling Mill	3	2.6	1.5
Section Mill	29	15.2	9.1
Bar Mill	29	10.8	6.4
Wire Rod Mill	22	14.2	9.6
Hot Dip Galvanizing Line	62	20.8	15.1
Electro Galvanizing Line	13	2.7	1.8
Tinplate Mill	17	3.6	2.2
Tin Free Steel (TFS)	1	0.3	0.1
Color Coating Line	17	2.6	1.4
Seamless Pipes	8	0.9	0.5
Welded Pipes	65	3.2	1.0

(1)    Reflects design capacity and does not take into account other constraints in the production process (such as upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

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

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations—Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat

Production Facilities—Flat Carbon Americas

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2011 (in million tonnes)(2)
Coke Plant	8	7.2	5.7
Sinter Plant	4	10.9	8.5
Blast Furnace	15	26.8	19.9
Basic Oxygen Furnace	19	31.5	20.5
DRI Plant	2	4.1	3.1
Electric Arc Furnace	6	6.2	4.6
Continuous Caster—Slabs	18	37.2	24.2
Hot Rolling Mill	7	25.4	18.2
Pickling Line	9	9.4	6.1
Tandem Mill	9	11.9	9.1
Annealing Line (continuous / batch)	16	7.0	4.2
Skin Pass Mill	13	8.0	4.5
Hot Dip Galvanizing Line	16	6.0	4.6
Electro Galvanizing Line	1	0.4	0.3
Tinplate Mill	3	0.8	0.5
Tin Free Steel (TFS)	1	0.3	0.1
Plate Mill	5	2.6	1.5

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

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 17 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), four finishing plants, and two coke-making operations, one of which has been temporarily idled. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand alone coke plants are located in Warren and Monessen. The Monessen coke plant has been temporarily idled.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 5.2 million tonnes of crude steel in 2011.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill facility. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.4 million tonnes of crude steel in 2011.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. Cleveland produced 2.2 million tonnes of crude steel in 2011.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.6 million tonnes of crude steel in 2011.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.6 million tonnes of crude steel in 2011.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (1) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (2) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (3) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume near Jackson, Mississippi with a 270,000 tonne annual production capability, (4) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (5) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago, Indiana. Moreover, on December 30, 2010, ArcelorMittal Dofasco transferred ownership of its wholly-owned subsidiary, Dofasco Holdings International (DHI), which held investments in Dofasco USA, ArcelorMittal Tubular Products Corp., ArcelorMittal Tailored Blanks Americas Corporation and a 50% investment in Gallatin Steel, to ArcelorMittal USA Holdings.  This transfer was completed to consolidate ArcelorMittal USA’s holdings under direct U.S. ownership.

ArcelorMittal USA has two stand alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in Warren, in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke, which has been temporarily idled.

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

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. AMT’s plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 5.4 million tonnes of crude steel in 2011.

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

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2011, AMLC produced 2.4 million tonnes of crude steel.

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

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, ExtragalTM and GalvalumeTM steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 84 conventional and 40 high hydrogen bases for batch annealing, 16 bases for open coil annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.5 million tonnes of crude steel in 2011.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations—Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Liège Upstream	Belgium	Liège	Integrated	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec, Zdzieszowice	Integrated	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange, Giebel	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Rep	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France,Belgium	Charleroi, Le Creusot, Chateauneuf, Saint- Chamond, Seraing	Mini-mill and Downstream	Flat

Production Facilities—Flat Carbon Europe

Facilities	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2011 (in million tonnes)(2)
Coke Plant	24	14.9	12.6
Sinter Plant	16	59.2	36.2
Blast Furnace	25	44.8	27.5
Basic Oxygen Furnace	30	46.7	29.9
Electric Arc Furnace	5	2.7	1.5
Continuous Caster – Slabs	24	46.1	28.4
Hot Rolling Mill	11	39.9	26.1
Pickling Line	26	24.7	9.9
Tandem Mill	20	22.9	13.8
Annealing Line (continous/batch)	23	10.4	5.4
Skin Pass Mill	17	10.4	4.8
Plate Mill	7	4.2	1.6
Continuous Bloom / Billet Caster	4	4.0	2.0
Hot Dip Galvanizing Line	35	13.2	9.2
Electro Galvanizing Line	9	2.1	1.3
Tinplate Mill	9	2.0	1.2
Color Coating Line	15	2.4	1.2

(1)    Reflects design capacity and does not take into account other constraints in the production process (such as upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

(2)    Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.6 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.0 million tonnes of crude steel in 2011.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line, a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.5 million tonnes of crude steel. In 2011, ArcelorMittal Atlantique produced 5.8 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen furnace  converters, one ladle treatment, two RH vacuum degassers, four continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

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

The Florange site has a total annual production capacity of 2.6 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for packaging facilities in Florange and Basse-Indre.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces (temporarily idled due to weak market demand), a steel-making division with two bottom blowing oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion. Florange produced 1 million tonnes of crude steel in 2011. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, a continuous annealing line, a batch annealing and temper mill, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

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

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting. A small blast furnace with approximately 0.54 million tonnes of capacity was temporarily idled in November 2011 due to weak market demand.

In 2011, ArcelorMittal Eisenhüttenstadt produced 1.8 million tonnes of crude steel. Its maximum production capacity is 2.4 million tonnes. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2011, ArcelorMittal España produced 3.9 million tonnes of crude steel.

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

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and another one in Gijón for long products, with two casters for blooms and billets, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include two pickling lines, two five-stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes coating facilities in Lesaka and Legasa and also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen furnaces, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 2.7 million tonnes of crude steel in 2011.

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

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.9 million tonnes of crude steel. In 2011, ArcelorMittal Gent produced 4.4 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degassers, two continuous slab casters, one hot strip mill, one high capacity couples pickling and rolling mill line, two coupled pickling and rolling mills, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

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

ArcelorMittal Liège Upstream

The primary facilities of ArcelorMittal Liège Upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces and the Chertal plant, which includes a steel shop with three converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill.

Most raw materials used by ArcelorMittal Liège Upstream are shipped from Rotterdam and Antwerp through dedicated port facilities situated along the Meuse River next to the Liège installations. Pig iron is transported from Ougrée to Chertal by torpedo ladles. The coke and blast furnace gases are sent to a power plant that produces steam and electricity.

ArcelorMittal Liège Upstream produced 0.9 million tonnes of crude steel in 2011. On October 14, 2011, the Company announced its intention to close the primary ArcelorMittal Liège Upstream facilities, which had been idled since August 2011.

ArcelorMittal Liège Downstream

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

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 2.1 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces (one of which was temporarily idled in October 2011 due to weak market demand), two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.9 million tonnes of crude steel in 2011.

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

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”) in Le Creusot, France; Industeel Loire (“IL”) in Chateauneuf, France; Euroform in Saint-Chamond, France; ArcelorMittal Ringmill in Seraing, Belgium; and UF Aciers in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

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

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.34 million tonnes in 2011, including 0.05 million tonnes of semi-finished products.

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

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, two sinter plants, four blast furnaces, six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, three of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one wire drawing mill, one cold rolling mill for narrow strips, and a heavy plates mill. ArcelorMittal Poland produced 4.4 million tonnes of crude steel in 2011.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, four blast furnaces (two of which are operational), six basic oxygen furnaces, four continuous slab casters, one continuous bloom caster, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2011, ArcelorMittal Galati produced 1.8 million tonnes of crude steel which were sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish and Balkan markets. ArcelorMittal Galati has stopped its coke battery for competitive and environmental issues and has a long-term supply contract with another ArcelorMittal company (Zdzieszowice Coke Plant in Poland) for the supply of high quality coke. One of the blast furnaces with equivalent crude steel capacity of 1.0 million tonnes was idled in December 2011.

Following the completion in 2011 of $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the shareholders of ArcelorMittal Galati have no additional commitment to invest in capital expenditures. The investment commitment had been secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged as the relevant terms of the purchase agreement have not been terminated.

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

Production Locations—Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long / Sections, Pipes and Tubes, Wire Rod
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec,Chorzow	Integrated	Flat, Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Flat, Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Sheet Piles
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Madrid	Spain	Madrid	Mini-mill	Long / Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections/Wire Rod
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Mini-mill	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Société Nationale de Sidérurgie (Sonasid)	Morocco	Nador, Lasfar, Jorf	Mini-mill	Long / Wire Rod, Rebars
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Rebars
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod / Bars / Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	La Place, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod, Bars
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Vitoria	Mini-mill	Long / Bar / Wire Rod, Light Sections
ArcelorMittal Brasil	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya, Tultitlán	Integrated, and Downstream	Long / Bar, Wire Rod
ArcelorMittal Tubular Products	Romania, Czech Rep, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Karvina, Krakow, Vereeniging, Aktau, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry, Caracas	Downstream	Pipes and Tubes

Production Facilities—Long Carbon

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2011 (in million tonnes)(2)
Coke Plant	6	3.3	2.0
Sinter Plant	6	10.5	6.4
Blast Furnace	11	9.4	5.9
Basic Oxygen Furnace (including Tandem Furnace)	14	12.9	7.4
DRI Plant	7	6.8	3.8
Electric Arc Furnace	31	23.8	15.2
Continuous Caster—Slabs	4	3.1	1.2
Hot Rolling Mill	2	3.2	0.8
Pickling Line	3	1.1	0.3
Tandem Mill	3	1.1	0.3
Annealing Line (continuous / batch)	9	0.9	0.3
Skin Pass Mill	2	0.7	0.1
Continuous Caster—Bloom / Billet	42	31.0	20.9
Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.4
Billet Rolling Mill	2	1.1	0.7
Section Mill	20	10.5	6.2
Bar Mill	26	9.8	6.0
Wire Rod Mill	18	11.6	7.7
Hot Dip Galvanizing Line	6	0.2	0.1
Electro Galvanizing Line	2	0.1	0.0
Seamless Pipes	8	0.9	0.5
Welded Pipes	65	3.2	1.0

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

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Acindar in Argentina, Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), one semi-integrated steel plant (the Villa Constitución plant in Argentina), three mini-mills (the Juiz de Fora, Piracicaba and Vitória plants—Brazil), four reroller plants (Itaúna, Navarro, Bonelli and Fenicsa plants), ten wire plants and four plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2011, it produced 3.5 million tonnes of crude steel and a total of 3.4 million tonnes of rolled products, of which 0.8 million tonnes were processed to manufacture wire products.

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

Acindar Industria Argentina de Aceros S.A.

ArcelorMittal Acindar is the largest long steel maker in Argentina. The main facilities are located in Villa Constitution, in the Santa Fe Province. They include a direct reduction plant, a melt shop (three electric arc furnaces, two ladle furnaces and continuous casting), rolling mills, wire production and construction service facilities. The ArcelorMittal Acindar plant covers an area of approximately 2.8 square kilometers. In 2011, Acindar produced 1.4 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2011, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2011, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2011, the Indiana Harbor bars facility was restarted and produced 0.2 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”.)

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets. Principal facilities consist of an electric arc furnace, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2011, the Steelton facility produced 0.5 million tonnes of crude steel. ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace, two ladle metallurgy stations, a billet caster and a wire rod rolling mill. In 2011, the Georgetown facility was restarted and produced 0.3 million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes  of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2011, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. In 2011, the LaPlace facilities produced 0.4 million tonnes of crude steel.  Harriman’s rolling mill, which was supplied with billets from LaPlace, was permanently shut down in March 2011.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2011, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

ArcelorMittal Montreal’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace, a first bar mill on site, and a second bar mill in Longueuil, near Montreal.  Its steel production is made out of recycled scrap.  ArcelorMittal Montreal is also engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario.

ArcelorMittal Montreal also operates a second bar mill in the Montreal area. It is engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario. ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal to the Flat Carbon segment.

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario; Atcan, a scrap collection site near Bathurst, New Brunswick, and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is the largest exporter of rebar and wire rod in Mexico. It is located in Lázaro Cárdenas, Mexico, with additional facilities elsewhere in Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described under “Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.8 million tonnes of crude steel capacity. In 2011, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces (“BOFs”), three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

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

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two oxygen converters, a blooms caster, a billet caster and a billet mill. In 2011, ArcelorMittal Duisburg produced 1.2 million tonnes of crude steel. The Hochfeld facility is a wire rod mill.  Duisburg has begun to erect a new wire mill in Ruhrort, with a capacity of 0.7 million tonnes.  Production is expected to begin in April 2012.  The Duisburg plants together cover an area of approximately 1.9 square kilometers. More than 90% of its production is sold in Europe, primarily to automotive, railway and engineering customers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Hamburg

The ArcelorMittal Hamburg plant covers a leased area of approximately 0.6 square kilometers. Its production facilities are one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. About 85% of its production is sold in Europe. ArcelorMittal Hamburg produced 0.9 million tonnes of crude steel in 2011.

ArcelorMittal Gandrange & Schifflange

Built in 1966, the Gandrange site covers 279 hectares. In 2009, the electric arc furnace and the billet mill were closed permanently. The remaining Gandrange site facility in operation is a bar/wire rod mill. In 2009, the mill was transformed to broaden its product range.  In 2011, the reheating furnace was revamped to optimize consumption ratios.

The Schifflange site (STFS) covers 2.8 hectares. The Schifflange facility consists of a wire rod mill and a rebar and coil installation. The sites produce special bars quality, rebar and wire rods (mesh, low carbon, high carbon, alloyed spring, steel cord, free cutting, cold heading quality products and deformed coils since 2010). During the fourth quarter of 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand.

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the ArcelorMittal group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (two of which were operational in 2011), four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill. In 2011, ArcelorMittal Ostrava produced 1.9 million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 59% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering, automotive and construction industries, as well as to small-lot resellers.

During 2011, ArcelorMittal Ostrava reorganized its captive engineering plant into a wholly-owned subsidiary company, ArcelorMittal Engineering Products Ostrava.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Esch Belval and Differdange, Luxembourg. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles, and produced 2.0 million tonnes of crude steel in 2011.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. ArcelorMittal Rodange & Schifflange is 80%-owned by ArcelorMittal Belval & Differdange, with the remaining 20% owned by third parties. The Rodange plant covers an area of approximately 0.5 square kilometers and the Esch Schifflange plant covers an area of approximately 0.4 square kilometers. In 2011, ArcelorMittal Rodange & Schifflange produced 0.5 million tonnes of crude steel.

ArcelorMittal Rodange & Schifflange manufactures special sections (track shoes, cathode bars, car building sections, mining sections and metro guide corners), crane rails, heavy angles and squares and rebars (Tempore, Krybar, Gewi and specials), and, in 2008, expanded its range to include light sheet piles products.

In November 2011, the Schifflange electric arc furnace was temporarily idled until March 2012 in response to low market demand. The Rodange rolling mills also operated at a lower level during the fourth quarter of 2011.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland and produces long products. Its plant covers an area of approximately 3.0 square kilometers and includes an electric arc furnace, a continuous caster, and two rolling mills (producing special quality bars and rebars). In 2011, ArcelorMittal Warszawa produced 0.5 million tonnes of crude steel. ArcelorMittal Warszawa produces special quality bars, rebars and merchant bars.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumárraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 140 to 600 millimeters in width and from 6.0 and 24.1 meters in length. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.8 million tonnes of crude steel in 2011. After being upgraded in 2009, it now has a capacity of 1.2 million tonnes of finished products.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a continuous rolling mill. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. In 2011, it produced 0.6 million tonnes of crude steel.

ArcelorMittal Madrid

ArcelorMittal Madrid is located 15 kilometers south of Madrid. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. It produces sections from 240 to 600 millimeters wide and between 9.0 and 18.3 meters in length. Its plant covers an area of approximately 0.2 square kilometers. In 2011, ArcelorMittal Madrid produced 0.3 million tonnes of crude steel.

The Madrid facility was idled in October 2011 in response to low market demand.  Due to continuing weakness in the Spanish construction market and the lack of any signs of recovery in the short-term, ArcelorMittal announced on January 24, 2012 that it would continue to idle the electric arc furnace and associated steel section production for an indefinite period.  Other steel-related activities at this site continue in the form of both logistical activities for the supply of raw materials to other Group facilities in Spain, and steel processing and distribution activities.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills. It currently produces angles from 25 to 120 millimeters, flats from 40 to 200 millimeters, channels from 40 to 60 and rebars from 10 to 32 millimeters in diameter. In 2011, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2011, the Asturias steel plant produced 0.5 million tonnes of crude steel (0.2 million tonnes of blooms and 0.3 million tonnes of billets). The wire rod mill produced 0.3 million tonnes of wire rod and the rail mill produced 0.2 million tonnes of rail.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. It is 92%-owned by the ArcelorMittal group and 8% owned by the government of Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, a sinter plant, an electric arc furnace (not operational), a blast furnace, a BOF, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2011, ArcelorMittal Zenica produced 0.6 million tonnes of crude steel. At the time of acquisition of ArcelorMittal Zenica, capital expenditure commitments totaling $135 million over 10 years (from 2005-2014) were made. This commitment was fulfilled by the end of 2009.  As of December 31, 2011, ArcelorMittal Zenica had made capital expenditures of approximately $170 million, including $45 million on environmental projects.

ArcelorMittal Zenica produces long and forged products. Approximately 55% of ArcelorMittal Zenica’s production is exported. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces (one of which is in operation), two basic oxygen furnaces, six continuous casters (four bloom and billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanized mill, a tinplate mill, a rebar and wire rod mill and a seamless tube mill. In 2011, ArcelorMittal Annaba produced 0.6 million tonnes of crude steel.

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

At the time of the acquisition of ArcelorMittal Annaba, capital expenditure commitments totaling $140 million over 10 years (from 2001-2011) were made. As of December 31, 2011 ArcelorMittal Annaba has made capital expenditures of approximately $172 million towards this commitment.

Société Nationale de Sidérurgie

Société Nationale de Sidérurgie (Sonasid) is the largest long steel producer in Morocco and has facilities in Nador, Jorf and Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Sonasid principally produces steel bars and rods. These products include reinforcing bars (used in construction), wire rods (used to manufacture nails and springs). Sonasid produced 0.7 million tonnes of crude steel in 2011.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, two continuous casters and a sections rolling mill. In 2011, Arcelor Mittal Hunedoara produced 0.2 million tonnes of crude steel.

ArcelorMittal Long Carbon also includes the Tubular Products division, which operates 19 operating units in Europe, North America, South America, CIS and Africa. The division caters mainly to the energy, mechanical and automotive tubing and components markets. The facilities include four facilities producing seamless tubes, three facilities producing large diameter welded tubes, ten facilities producing Electric Resistance Welded (ERW) tubes, one facility producing high value-added cold drawn (“DOM”) tubes and two facilities producing automotive components using welded tubes.

In 2011, in order to better serve the European markets for ERW tubing, ArcelorMittal installed a new ERW tube mill at the Iasi facility in Romania and optimized some of their existing lines.

Industrias Unicon

 Industrias Unicon (“Unicon”) is the largest production unit of the Tubular Products division and is spread over five locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2011, Unicon produced 0.2 million tonnes, the production being constrained by availability of hot rolled coils within Venezuela and temporary restrictions on electricity consumption imposed by the government due to shortage of electricity in Venezuela.

 ArcelorMittal Tubular Products Ostrava

 Located in Ostrava, Czech Republic, ArcelorMittal Tubular Products Ostrava (“Ostrava”) has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills have a size range of 21 millimeters to 273 millimeters while the large diameter spiral welded mill has a size range of 324 millimeters to 820 millimeters. In 2011, Ostrava produced 0.24 million tonnes of pipes for sale within Europe as well as for export, mainly to North America.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added DOM tubing in North America. With a production (rolling) capacity of 0.25 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2011, Shelby produced 0.2 million tonnes for sale mainly within North America.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine and South Africa. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the AACIS segment:

Production Locations—AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Karaganda	Integrated	Flat, Pipes and Tubes, Long
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

Production Facilities—AACIS

Facility	Number of Facilities	Capacity (in million tonnes per year)(1)	Production in 2011 (in million tonnes)(2)
Coke Plant	22	9.9	7.2
Sinter Plant	9	25.5	18.6
Blast Furnace	12	20.6	11.9
Basic Oxygen Furnace (including Tandem Furnace)	17	20.2	12.7
DRI Plant	7	1.6	1.1
Electric Arc Furnace	5	3.3	2.2
Continuous Caster—Slabs	6	11.2	7.6
Hot Rolling Mill	3	9.4	7.0
Pickling Line	4	4.6	3.2
Tandem Mill	4	3.7	2.9
Annealing Line (continuous/batch)	9	3.2	1.8
Skin Pass Mill	9	5.0	3.3
Plate Mill	1	0.6	0.2
Continuous Caster—Bloom / Billet	2	2.8	1.3
Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.7
Billet Rolling Mill	1	1.5	0.8
Section Mill	9	4.7	2.9
Bar Mill	3	1.0	0.4
Wire Rod Mill	4	2.6	1.9
Hot Dip Galvanizing Line	5	1.4	1.2
Electro Galvanizing Line	1	0.1	0.1
Tinplate Mill	5	0.8	0.5
Color Coating Line	2	0.2	0.2

(1)    Reflects design capacity and does not take into account other constraints in the production process (such as upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

(2)    Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 7.8 million metric tonnes of crude steel. In 2011, ArcelorMittal South Africa produced 5.3 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.4 million tonnes. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod, and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.3 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 75% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven batteries, three sintering plants, six blast furnaces (three of which are in operation, and one of which was fully idled in 2005), six basic oxygen furnaces, one open hearth furnace (idled in June 2011) and one twin open hearth furnace (in operation), two blooming mills and six light section / bar mills and three wire rod mills. On October 16, 2011, the new six-strand continuous billet caster and the new associated ladle furnace initiated hot commissioning tests.

It covers an area of approximately 120 square kilometers including mines and various recreational centers. ArcelorMittal Kryviy Rih also has iron ore mines (see “Mining” below for further information).

ArcelorMittal Kryviy Rih is committed to invest at least $500 million pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2011, ArcelorMittal Kryviy Rih had spent approximately $780 million toward these commitments. ArcelorMittal Kryviy Rih has also undertaken certain labor obligations relating to preservation of headcount and average wages.

ArcelorMittal Kryviy Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 5.7 million tonnes in 2011.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2010 through acquisitions of non-controlling interests. In 2011, the Company’s ownership in ArcelorMittal Kryviy Rih remained at 95.13%.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries (six of which are operational), one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen furnaces, two continuous slab casters, one continuous billet machine which will start operations in 2012, one hot strip mill, two pickling lines, two cold rolling mills, two annealing lines, two batch annealing lines, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, one welded pipe mill and a bar mill. It covers an area of approximately seven square kilometers. In 2011, ArcelorMittal Temirtau produced 3.6 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “Mining” below for further information).

ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

Distribution Solutions

Distribution Solutions is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. It services a variety of customer industries, including automotive, construction, household appliances, public works, civil engineering and general industry. Distribution Solutions is the largest customer of both the Flat and Long Carbon Steel segments of ArcelorMittal.

The range of Distribution Solutions is offered through a network covering 30 countries, while specific solutions are dispatched in five business units: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Total Offer Processing, and ArcelorMittal Wire Solutions.

Distribution Solutions

The range of distribution solutions is organized across a dozen of specific geographical areas through locally empowered management: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey, Poland, Southeastern Europe, UK/Scandinavia and South America. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of user customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions. Following the acquisition of assets from Cognor on May 4, 2011, a distribution network of 14 warehouses across Poland was integrated into the segment.

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

Organized in ten business areas with over 40 sales offices around the globe, it provides its customers with a complete range of flat and long products from ArcelorMittal mills. Close to the markets, via a direct customer approach, this sales network supplies standard products as well as sophisticated steel products and technical support for complex projects, such as offshore and onshore drilling platforms, multi-purpose vessels, bridges, sports infrastructures, airports, electric power plants and skyscrapers.

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

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (“LNG”) terminal and civil construction projects all over the world.

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

The market sectors of ArcelorMittal Total Offer Processing include railways, crane and lifting machinery, yellow goods, agriculture, trucks, new energies and electrical appliances.  The 30 production sites are located in nine countries across three continents.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry.  Its 17 production sites are spread across Europe, North America and China in addition to a long standing joint venture Kiswire-ArcelorMittal in Asia with worldwide distribution channels.

ArcelorMittal Wire Solutions has developed recognized brands and high quality products with a broad range of tailor-made solutions used in diversified businesses from fencing to off-shore platform mooring, from tire and concrete reinforcement to advanced silicon sawing.

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Type of Product
Iron ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	100	Iron ore mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron ore mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.3	Iron ore mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron ore mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron ore mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron ore mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron ore mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron ore mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron ore mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron ore mine (open pit)	Concentrate and lump
ArcelorMittal KryviyRih	Ukraine	Kryviy Rih	95	Iron ore mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron ore mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	70	Iron ore mine (open pit)	Fines

Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell , VA	100	Coal mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98	Coal mine (underground)	Coking coal

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mining rights over 74,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. The property was first explored in 1947 and the project was constructed by Quebec Cartier Mining (QCM) between 1970 and 1975 and began operating in 1976. In 2006, QCM was purchased by ArcelorMittal when it acquired control of Dofasco.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, is a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mining rights.

The expiration dates of the mining leases range from 2015 to 2025. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador trough. The most important rock type in the area is the specular hematite iron formation forming wide massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 16 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9 million tonnes of pellets.

Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.

ArcelorMittal Minorca holds mining rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.8 million metric tonnes of fluxed pellets in 2011. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mining rights over 7,380 acres in 43 contiguous mineral leases, and is located six kilometers north of Hibbing in the northeast of Minnesota. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 4.9 million metric tonnes (own share of production) of taconite pellets in 2011.

Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid 1950s to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Electric power constitutes the sole source of energy for both Minorca and Hibbing and is provided from the Minnesota state power grid.

ArcelorMittal Lázaro Cardenas Mining Assets

AMLC operates three iron ore mines in Mexico, the El Volcan and Las Truchas mines and, through a joint ownership with Ternium S.A, the Peña Colorada mine.

Peña Colorada

Peña Colorada holds mining rights over 68,209 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company.

Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. Major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant. Peña Colorada has operated since 1974. The Peña Colorada mine receives electrical power from the Comisión Federal de Electricidad (CFE), which is a federal government company that serves the entire country.

The Peña Colorada pelletizing facility produced 4.0 million tonnes of pellets and 0.5 million tonnes of concentrate in 2011 (of which 50% is ArcelorMittal’s share). Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Lazaro Cardenas and for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mining rights over 1,050 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the Lázaro Cárdenas steel plant. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.

The Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010.  The Volcan operations produced 2.0 million tonnes of concentrate in 2011.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining five-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

The Las Truchas mine holds mining rights over 14,489 hectares to support its operations located approximately 27 kilometers southeast of the town of Lazaro Cardenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2011 production concentrate, lumps and fines totaled 2.6 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Federal Commission of Electricity (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lazaro Cardenas.

The Las Truchas deposits consist of massive concentrations of magnetite of irregular morphology. The main Las Truchas deposits occur along a trend of about seven kilometers long and about two kilometers wide. The Las Truchas mineral deposits have been classified as hydrothermal deposits, which may have originated from injections of late stage-plutonic-activity through older sedimentary rocks. The mineralization of the Las Truchas iron deposits occurs in disseminated and irregular massive concentrations of magnetite within metamorphic rocks and skarns. The mineralization also occurs as fillings of faults, breccia zones, and fractures.

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brazil holds mining rights over the central claims of the Andrade deposit located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte.

The Andrade mine supplies sinter feed to ArcelorMittal Long Carbon – João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (CSBM) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2011, the Andrade mine produced 1.7 million tonnes of sinter feed. The increase of the mine’s production to 3.5 million tonnes per year of sinter feed is expected to be completed in 2012.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mining rights over the central and east claims of the Serra Azul deposit, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for export of sinter feed to third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation.  Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2011, ArcelorMittal Serra Azul produced 3.6 million tonnes of lumps and sinter fines.

Both the Andrade and Serra Azul mines are located in the Iron Quadrangle (Quadrilatero Ferrifero), a widely-explored and mined region. The mineralization occurs as Itabirites, banded hematite-silica rocks, with varying weathering degrees. While the Serra Azul ore reserve estimates are constituted of rich friable Itabirites requiring some beneficiation, the Andrade ore reserve estimates are dominated by directly shippable hematite ore.

ArcelorMittal Tebessa

ArcelorMittal Tebessa holds mining rights over two main areas to support its iron ore mining operations: the Ouenza open pit mine and the Boukhadra underground mine located 150 and 180 kilometers, respectively, from the Annaba ArcelorMittal steel plant in southeast Algeria near the Tunisian border. Both mines can be accessed by road and by electrified railways that run between the mines and the ArcelorMittal Annaba steel plant.

Processing at the mines is limited to primary crushing. The two mines produced 1.3 million metric tonnes of lumps and sinter fines in 2011. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2011 due to material deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns in 2012 at the two mines in accordance with industry best practices in order to provide the proper support for ore reserve estimates by the end of 2012. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mining rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 12 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2011, ArcelorMittal Prijedor produced 1.9 million tonnes of aggregated lumps and fines.

In 1916, Austrian mining companies established the first industrial production of iron ore in the Prijedor area. The mines were nationalized in the 1950s, and were then owned by Iron Mines Luubija Company until Mittal Steel acquired 51% of the company in 2004.

The Omarska deposit is composed of two ore bodies: Jezero and Buvac. The Jezero open pit began operating in 1983 and, following an interruption in production during the Bosnian civil war in the 1990s, production resumed in 2009.

However, the current operating area is the Buvac pit, from which only 2011 ore reserves are drawn.  The Buvac pit was opened in 2008 and is located within a carboniferous clastic and carbonates sediments containing iron mineralization in the form of beds concordant with host rocks or in the form of massive irregular blocks. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes. The mineralization consists of oxidized siderite and ankerite into limonite and goethite.

ArcelorMittal Kryviy Rih

ArcelorMittal Kryviy Rih (“AMKR”) holds mining and surface rights to support its operations located roughly within the limits of the city of Kryviy Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. ArcelorMittal KryviyRih has two iron ore mines: an open pit mine feeding a concentration plant that produced 9.6 million tonnes of concentrate in 2011, known as the Kryviy Rih open cast, and an underground mine with production of 1.1 million tonnes of lump and sinter feed in 2011, known as the Kryviy Rih underground mine.

The iron ore extracted from Kryviy Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the nearby concentrator.  The concentrator production process includes crushing, hydroclassifiers and low intensity magnetic separation. The iron ore extracted from Kryviy Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the smelter. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryviy Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties.  Operations began at Kryviy Rih open cast in 1959 and at KryviyRih underground mine in 1933.  ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2011 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovki, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovski, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways.  Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2011 iron ore reserves.

Lisakovski is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 1.8 million tonnes of concentrate in 2011. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovski occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process and a pilot project for dephosphorisation is expected to be recommissioned in 2012. At

Lisakovski, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Karaganda Energy LLP and by Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.7 million tonnes of concentrate in 2011. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2011 estimated ore reserves. Electric power is supplied to the Kentobe operations by Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 1.2 million tonnes of lump and fines in 2011. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Kokshetauenergotsentr company.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.3 million tonnes of concentrate and fines in 2011. The mining lease was obtained by ArcelorMittal in 2004. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometer along strike. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. Commissioning of dry magnetic separation is planned for 2012. At the Atasu operations, electric power is provided from the Zhezkazganinvestenergo grid via the Novokarazhalskaya JS ZREK substation.

ArcelorMittal Liberia

ArcelorMittal (Liberia) Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has started to extract ‘direct shippable’ iron ore from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia. Mining commenced in June 2011. AML signed a Mineral Development Agreement (MDA) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use and operate and maintain the Buchanan to Yekepa railroad and Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (direct shipping ore, or DSO) are mined. This ore only requires crushing and screening to make it suitable for export.

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Commissioning and production ramp-up during 2011 produced 1.3 million tonnes of DSO.  The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. The mine targets shipment of four million tonnes of DSO ore in 2012. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (LAMCO), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

The Nimba Itabirites is a 250 to 450 meter thick recrystallized iron formation. Although the iron deposits at Tokadeh, Gangra and Yuelliton fit the general definition of Itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weathering has caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation.

Although the Western range project covers three deposits, the 2011 ore reserve estimates are located in the Mt. Tokadeh deposit and correspond to the DSO phase only.

Coal

ArcelorMittal Princeton

The ArcelorMittal Princeton (“AMP”) properties are located in McDowell County, West Virginia and Tazewell County, Virginia, approximately 30 miles west of the city of Princeton, West Virginia, where AMP’s corporate office is located. The properties consist of two operating areas:  the Low Vol operations and the Mid Vol operations, which are situated south of U.S. Route 52. High-voltage power lines, typically 12,500 volts, deliver power to work stations where transformers reduce voltage for specific equipment requirements.

The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch Loadout, Eckman 2 and Redhawk 1 surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35, 36, 37, 39, 40 and 42.

The Mid Vol operations are in southeastern McDowell County, West Virginia and northwestern Tazewell County, Virginia. The nearest communities are Horsepen and Abbs Valley, Virginia as well as Anawalt, West Virginia. The mine operations office is located at Horsepen, Virginia near the Mid Vol operations.

The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas no. 3 and no. 4 seams. In addition, a substantial amount of the thicker coal outcrops have been previously contour mined, providing access for highwall mining and on-bench storage of excess spoil from future, larger-scale surface mining. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated.

The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial, and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale. The coal deposits are typically in relatively thin coal beds, one to five feet thick.

The combined production of the mines in 2011 was 2.4 million tonnes of washed and directly shippable coal.

Karaganda Coal Mines (Temirtau Coal)

ArcelorMittal Temirtau has eight underground coal mines and two coal preparation plants (CPP “Vostochnaya” and Temirtau Washery-2).  The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin.  The basin is more than 3,000 square kilometers and was formed by strata of Upper Devonian and Carbonic ages, Mesozoic and Cainozoic formations. Due to structural peculiarities, the coal basin is divided into three geology-based mining areas: Karagandinskiy, Sherubay-Nurinskiy and Tentekskiy.

The mines are located in an area with well-developed infrastructure around the regional center of Karaganda city. Within a distance of ten to 60 kilometers are the following satellite towns: Shakhtinsk, Saran and Abay, as well as Shakhan and Aktas. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants and power stations.

The Kostenko mine began operations in 1934 and merged with the neighboring Stakhanovskaya mine in 1998.  The field of Kostenko mine falls within the Oktyabrskiy district of Karaganda city.

The Kuzembaeva mine was established in 1998. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers the southeast and 12 kilometers to the west, respectively. The eastern part of the mine falls within the center of Karaganda City.

The Saranskaya mine began operations in 1955. It merged with the Sokurskaya mine in mid-1997 and the Aktasskaya mine in 1998.  The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 12 kilometers to the west, respectively. Karaganda City is located approximately 35 kilometers to the northeast.

Kostenko, Kuzembaeva and Saranskaya mines receive energy from public district networks through transforming substations of Karagandaenergo Company.

The Abayskaya mine began operations in 1961. In 1996, it was merged with the Kalinina mine.  The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 20 kilometers to the west, respectively. Karaganda City is located approximately 30 kilometers to the northeast.

The Kazakhstanskaya mine began operations in 1969. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station at MPS-Karabas is located approximately 35 kilometers to the southeast.

The Lenina mine was put in operation in 1964 and was subsequently merged with Naklonnaya no. 1/2 mine in 1968. The nearest community is Shakhtinsk, located seven kilometers to the southeast, and Karaganda City, is located 50 kilometers to the northeast. The railway station MPS-Karabas is located 35 kilometers to the southeast.

The Shakhtinskaya mine began operations in 1973.  The nearest community is Shakhtinsk, which is located ten kilometers to the southeast, and Shakhan, which is located seven kilometers to the north.  Saran is located 18 kilometers to the east. Karaganda City is located approximately 35 kilometers to the east.

The Tentekskaya mine began operations in 1979. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station MPS-Karabas is located approximately 35 kilometers to the southeast.

Abayskaya, Shakhtinskaya, Lenina, Tentekskaya and Kazakhstanskaya mines receive energy from high-voltage lines of Karaganda.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to group steel plants, mainly by ArcelorMittal Kryviy Rih in Ukraine.   In 2011, the Karaganda Coal Mines produced 4.6 million tonnes of metallurgical coal and approximately 1.4 million tonnes of high ash coal used as thermal coal by the Temirtau steel operations.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. ArcelorMittal holds approximately 98.64% of these mines.

The Berezovskaya mine began operations in 1958 and is located in the northeastern part of the Kemerovo district of Kuzbass, 30 kilometers from the city of Kemerovo. The mines’ administrative division is located in the town of Berezovsky. There is a well-developed highway system in the region and the Novosibirsk-Achinsk federal highway connects to the mine via an asphalt road approximately 2.5 kilometers from the mine site. The mine is located within the boundaries of the Berezovo-Biryulinsky coal deposit in the Kuznetsk intermountain trough on the eastern side of the Kemerovo syncline.

The Pervomayskaya mine began operations in 1975 and is located in the northern part of the Kemerovo district of Kuzbass, 40 kilometers from the city of Kemerovo. The mine is located in an area that has a well-developed highway system. The Berezovsky – Anzhero-Sudzhensk highway is situated north of the mine.

The Severnaya wash plant is located adjacent to the Berezovskaya mine and began operations in 2006.  It processes all of the coal from ArcelorMittal Kuzbass’ mines. Coal is transported from the Berezovskaya mine and from the Pervomayskaya mine via rail.

In October 2011, the Company decided to voluntarily return the subsurface license for the Zhernoskaya 3 deposit to the Russian government due to economic inefficiency that would result from mining that deposit and the lack of strategic value.

The main consumers of the coking coal produced are ArcelorMittal Kryviy Rih and some local coke producers. In 2011, Kuzbass produced 1.3 million tonnes of metallurgical coal.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2011 and those that are currently ongoing.

Completed Projects

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	Q1 11
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	Q3 11(a)

Ongoing(b) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/y)	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

(a)    Iron ore mining production commenced in 2011 with 1 million tonnes produced.  The targeted iron ore production in 2012 is four million tonnes.  As previously announced, the Company is considering a Phase 2 expansion that would lead to annual production of 15 million tonnes by 2015.  This would require substantial investment in a concentrator, the approval process of which remains in the final stages.

(b)    Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.

Reserves (Iron Ore and Coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves.  The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine, Algeria and Kazakhstan. In Canada, the company is developing a large greenfield project on Baffin Island.  The Company’s metallurgical coal mining operations are located in the United States, Kazakhstan and Russia.

The estimates of proven and probable ore reserves at our mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists.  Marshall Miller & Associates, Inc. prepared the estimates of reserves for our Princeton underground and open pit operations. The reserve calculations were prepared in compliance with the requirements of Industry Guide 7, under which:

•         Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•         Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•         Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3D—Risk Factors—Risks to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.”

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants.  Sites are reviewed on a rotating basis; all our operations with significant ore reserve estimates have been reviewed by external experts at least once in the last four years.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect lower ownership interests.  All of the reserve figures presented represent estimates at December 31, 2011 (unless otherwise stated).

Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only.

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. Our ore reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

In Eastern Europe (Bosnia) and the Commonwealth of Independent States (CIS), ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ in the CIS. The GKZ constitute the legal framework for ore reserve reporting in several former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the CIS standards.  In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”. However, when preparing year-by-year production schedules, due to ArcelorMittal’s practice of preparing Russian mineralization reports manually and the lack of computerized data and modeling, ArcelorMittal does not break out future production by these categories when scheduling and is not required to do so by the GKZ. These categories are defined for the mine plan as a whole. As these annual production schedules are the basis for estimating reserves under Industry Guide 7, ArcelorMittal is not able to segregate its Industry Guide 7 reserves in Eastern Europe (Bosnia) and the CIS into proven and probable categories.

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years prior to December 31, 2011. Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as at December 31, 2011. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x50m to 300m x300m.

	As at December 31, 2011						As at December 31, 2010
Americas and Africa	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	1,504	27.9	461	31.8	1,965	28.8	2,350	29.2
Baffinland – Canada	160	64.4	215	64.9	375	64.7	375(1)	64.7(1)
Minorca – USA	151	23.1	8	23.0	159	23.1	167	23.0
Hibbing – USA	356	19.0	30	19.0	387	19.0	414	19.0
Mexico (excluding Peña Colorada)			108	31.0	108	31.0	114	31.0
Peña Colorada – Mexico	182	27.0	-	-	182	27.0	194	27.0
Brazil	108	59.0	23	52.0	131	57.8	134	57.0
Liberia	-	-	14	59.5	14	59.5	22	60.5
Sub-Total	2,461	30.0	859	40.4	3,321	32.7	3,770	32.4
Eastern Europe and Central Asia (2)					Total Ore Reserves		Total Ore Reserves
					Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Bosnia					35	45.8	42	45.0
Ukraine Open Pit					268	34.0	293	34.0
Ukraine Underground					25	55.0	31	55.0
Kazakhstan Open Pit					154	40.1	92	39.0
Kazakhstan Underground					37	42.2	28	49.0
Sub-Total					519	38.2	486	38.1
Total					3,840	33.4	4,256	33.1

(1)    These reserves reflect the reserves of Baffinland as at December 31, 2010; ArcelorMittal completed the acquisition of Baffinland in March 2011.  For more information see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

(2)    Iron ore reserve estimates for Eastern Europe (Bosnia) and CIS (Ukraine and Kazakhstan) are reported only as aggregated proven and probable reserves as the methodology used in these countries (CIS standards) to estimate the exact degree of assurance and delimitation between the two categories cannot be fully defined.

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2011 Run of Mine Production (Million Tonnes)*	2011 Saleable Production(1) (Million Tonnes)*	Estimated Mine Life(2) (Years)
Canada (excluding Baffinland)	100	1952	43.3	15.1	28
Baffinland –Canada	70	Project in development			21
Minorca –USA	100	1976	8.7	2.8	18
Hibbing –USA	62.3	1976	28.8	7.9	12
Mexico (excluding Peña Colorada)	100	1975	7.5	4.6	15
Peña Colorada –Mexico	50	1975	9.0	4.5	15
Brazil	100	1975	4.9	5.3	21
Algeria	70	1921	1.0	1.3(3)	N/A(4)
Liberia	70	2011	1.4	1.3	4(5)
Bosnia	51	2009	2.7	1.9	12
Ukraine Open Pit	95	1980	23.4	9.6	9
Ukraine Underground	95	1980	1.1	1.1	17
Kazakhstan Open Pit	100	1950	4.6	2.7	20
Kazakhstan Underground	100	1955	1.0	1.2	20

(1)    Saleable production is constituted of a mix of DSO, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2011 included the DSO produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The DSO produced from Liberia had an average iron content of approximately 60.5% in 2011.

(2)    The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2011 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2011 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

(3)    For Algeria, the saleable production exceeded the run of mine production due to reclaiming of existing surface stockpiles.

(4)    Estimated mine life from iron ore reserve estimates is not available by end of 2011 due to material deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns in 2012 at the two mines in accordance with industry best practices in order to provide the proper support for ore reserve estimates by the end of 2012.

(5)    Liberia mine life is based on the DSO project, which only commenced production during the second half of 2011.  The expansion to 15 million tonnes is currently being reviewed and has not been taken into account in determining the mine life. For more information, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”.

*…..Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2011 versus 2010

Our iron ore reserve estimates have decreased between December 31, 2010 and 2011 by 416 million metric tonnes of Run of Mine. Approximately 155 million tonnes of this decrease results from the 2011 mining depletion while the remaining 261 million tonnes reduction results from the re-evaluation of the economic viability of a portion of the ore reserve estimates in Canada (excluding

Baffinland) for a net decrease of 344 million tonnes partially offset by an increase of 64 million tonnes of reserves at our Kazakhstan operations. Other minor re-evaluations of our ore reserves have resulted in the net addition of 19 million tonnes between the 2010 and the 2011 year-end reserve estimates.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as at December 31, 2011. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As at December 31, 2011						As at December 31, 2010
North America	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves		Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes(2)	Millions of Tonnes	Wet Recoverable Million Tonnes(2)	Millions of Tonnes	Wet Recoverable Million Tonnes(2)	Millions of Tonnes	Wet Recoverable Million Tonnes(2)
Princeton – USA	98	70.0	12	7.0	110	70	123	77
Sub-Total	98	70.0	12	7.0	110	70	123	77

Central Asia(1)	Total Coal Reserves		Total Coal Reserves
	Millions of Tonnes	Wet Recoverable Million Tonnes(2)	Millions of Tonnes	Wet Recoverable Million Tonnes(2)
Kazakhstan	182	80	193	85
Kuzbass – Russia	31	20	32	20
Sub-Total	213	100	225	105
Total	323	170	348	182

(1)    Metallurgical Coal Reserve estimates for Kazakhstan and Kuzbass (Russia) are reported only as aggregated proven and probable reserves as the methodology used in these countries (former CIS code) to estimate the degree of assurance between the two categories cannot be readily defined.

(2)    Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

Operations/Projects	% Ownership	In Operation Since	2011 Run of Mine Production (Million Tonnes)	2011 Wet Recoverable Production (Million Tonnes)(1)	Estimated Mine Life(2) (Years)
Princeton -USA	100	1995	3.9	2.4	37
Kazakhstan	100	1958	10.6	4.6	14
Kuzbass -Russia	98	1962	2.1	1.3	17

(1)    Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately two million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of run of mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

(2)     The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2011 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2011 production. ArcelorMittal believe that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2011 vs 2010

Our metallurgical coal reserve estimates have decreased between December 31, 2010 and 2011 by approximately 25 million metric tonnes of Run of Mine tonnes. In addition to a mining depletion of 17 million tonnes, an additional reduction of 8 million tonnes results from the re-evaluation of a small portion of the Princeton’s underground coal reserves. No other material changes have occurred between the 2010 and the 2011 year-end reserve estimates.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and an important iron ore and coal producer as well, with an annual production of 91.9 million tonnes of crude steel, 65.2 million tonnes of iron ore and 8.9 million tonnes of coal in 2011. ArcelorMittal had sales of $94 billion and steel shipments of approximately 85.8 million tonnes for the year ended December 31, 2011. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the fourth largest steel producer in the CIS and has a growing presence in Asia, particularly in China. As of December 31, 2011, ArcelorMittal had approximately 261,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 174 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal mainly for consumption at its steel-making facilities.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and are affected significantly by general economic conditions, such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the 2008-2009 global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock.  The steel market began a gradual recovery in the second half of 2009 that continued in 2010 and the first half of 2011 in line with global economic activity.  The steel market experienced renewed weakening in the second half of 2011, as demand decreased due in part to uncertainty surrounding the Euro-zone sovereign debt crisis and to significant destocking in the fourth quarter of 2011.  The scope and duration of any recovery in activity is inherently difficult to predict and remains subject to significant risks, including in connection with the Euro-zone debt crisis.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products and tubular products. Prices of steel products, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity. Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is limited exchange trading of steel or uniform pricing, whereas there is increasing trading of our raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer term contracts to some industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel prices and short-term contracts are driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and in particular, the extent to which changes in raw material prices correlate with changes in steel selling prices.  Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there is a relatively long period of time (several months) between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts (discussed below), it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim.  In addition, as occurred in the fourth quarter of 2008 and the first half of 2009, decreases in steel prices may outstrip decreases in raw materials costs.

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

More recently, iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs.  If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter, if not over the longer term. In an environment of wide fluctuations in the prices of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on a spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility.

Economic Environment[1]

After recording average global real gross domestic product (“GDP”) growth of 4.3% in 2010, global GDP is estimated to have slowed to 3% growth in 2011, as the recovery which continued into the first half of 2011 gradually faded in the second half of the year.  The strength of output during the early months of 2011 was short-lived as the combination of wide-spread uprisings in the Middle East and North Africa, higher oil prices and the effects of the earthquake and tsunami in Japan combined to depress output, particularly auto production in the second quarter, and market sentiment.  Later in the year, the escalation in the severity of the Euro-zone debt crisis caused a further fall in sentiment in the Euro-zone as well as in trade dependent Asian economies (China & ASEAN).

In the United States, GDP is estimated to have grown 1.8% in 2011.  While 2011 began with improved consumer and business confidence, construction activity was curtailed due to bad weather in the first quarter, and manufacturing output slowed in the second quarter as higher oil prices impacted disposable income and consumer expenditure, and the Japanese crisis through supply chain disruptions also curtailed the growth in auto output.  The second half of 2011 showed improvement.  Real demand in the automotive sector was quick to recover during the second half as essential components shortages were rectified. At the same time, continued record corporate cash flows and the need for replacement and efficiency continued to support demand in equipment and software.  Although the financial markets were volatile due to the Euro-zone debt crisis, decreasing commodity prices during the second half of 2011 coupled with the Federal Reserve’s commitment to low interest rates supported a 4% year-on-year increase in retail sales in the second half of 2011 compared to the second half of 2010.

The economy of the European Union countries (EU27) showed growth like in the United States in the first half of 2011 but then slowed in the second half, with real GDP growth of 1.6% in 2011, compared to growth of 1.8% in 2010.  Growth was strong in the first quarter of 2011, as both exports and domestic demand improved and construction rebounded from the weather-induced slowdown toward the end of 2010.  The combined effects of elevated commodity prices, supply chain disruptions and lower consumer confidence due to the ongoing sovereign debt crisis slowed output during the second quarter.  In the first half of 2011, the region continued to be characterized by stronger conditions in the North (particularly Austria, Benelux, Germany and Scandinavia, where manufacturing output was almost at pre-crisis levels), supported by exports and domestic demand. In the South, household consumption remained weak, plagued by rising unemployment and ongoing sovereign debt issues forcing governments to implement fiscal austerity programs.  Weakening market sentiment eventually led to slower demand in Northern Europe in the second half of 2011.  Indeed, the disparity in output between Northern and Southern countries that was evident during the first half of the year became less pronounced during the second half, as activity in the North began to stagnate while the South seems to have fallen into mild recession.

Demand remained elevated during the first half of 2011 in the developing world, aided in part by increased availability of credit and by organic growth supporting disposable incomes.  Concerns about economies overheating and rising inflation expectations prompted several central banks to begin or continue tightening monetary policy during the first half of the year (e.g., in Brazil, India & China), contributing to moderating growth and inflation towards the second half of the year. Russia and Kazakhstan, which initially lagged behind the developing world, continued to see respectable growth even during the second half of the year as oil prices remained supportive.  Overall, countries that are not part of the Organization for Economic Co-operation and Development (“OECD”) generally showed solid growth in 2011, with overall GDP estimated to have grown 5.7% compared to aggregate growth of 1.6% in OECD countries.

Growth in global industrial production is estimated to have moderated to 3.8% in 2011, compared to growth of 8.1% in 2010, with output in OECD countries growing 2.5% in 2011, compared to growth of 7.1% in 2010.  Output in non-OECD countries grew 6.4% in 2011, compared to growth of 10.4% in 2010.  The combination of underlying demand and restocking continued to be a positive factor in the first half of 2011, with output in OECD and non-OECD countries up 3% and 7.5% respectively compared to the first half of 2010.  In the second half of 2011, the concerted slowdown in underlying demand coupled with some destocking was shown in a much more modest pickup in output increasing 1.9% year-on-year in OECD countries and 5.1% year-on-year in non-OECD countries.

[1] GDP and industrial production data and estimates sourced from Global Insight, January 16, 2012.

Steel Production[2]

Annualized world crude steel production, which had reached a low in March 2009 of 1.1 billion tonnes, recovered to just under 1.4 billion tonnes for 2010, representing an increase of 15.3% compared to 2009.  In 2011, world output continued to recover, reaching just under 1.5 billion tonnes, an increase of 7.1% over 2010.

Despite the continued winding down of much of the stimulus measures implemented in 2009, steel output in China set another record in 2011, reaching 684.3 million tonnes, which represented an increase of 9.7% compared to 2010. At the same time, targeted measures aimed at slowing growth in the property sector contributed to a slowdown in output.  Destocking also contributed to the slowdown, particularly in the fourth quarter, and output was higher in the first half of 2011 compared to the second half.

Global production outside of China amounted to 806.8 million tonnes, an increase of 5.1% year-on-year from 767.7 million tonnes produced in 2010.  This reflected production increases of 6.2% to 99.3 million tonnes in North America, 2.8% to 177.5 million tonnes in the European Union, 10.2% to 48.4 million tonnes in South America and 4% to 112.4 million tonnes in the CIS.  In contrast, political unrest in North Africa and the aftermath of the earthquake and tsunami in Japan contributed to declines of 14.1% and 1.8%, respectively, in North African and Japanese output compared to 2010.

In 2011, India, the Middle East, South Korea and Turkey managed, like China, to surpass the previous record levels of the first half of 2008.  In contrast EU, Japan and North American production remained around 15% below these levels.

Steel Prices[3]

Steel prices increased during the first quarter of 2011 to nearly €630 per tonne for spot hot rolled coil (“HRC”) in Europe and about $970 per tonne in the United States, from €485 and $617, respectively, at year-end 2010. This sharp increase in prices was mainly driven by customer restocking, in anticipation of increases in raw material costs (i.e., iron ore, coking coal and scrap), and also reflected improved real demand on the back of better activity for the automotive, appliance and other industrial segments (while construction remained relatively weak in many regions).  During the second quarter of 2011, market sentiment weakened as renewed destocking efforts by customers combined with increased domestic supply as some major producers brought back idle capacity to exert downward pressure on steel prices. At the same time, import pressure increased significantly in some of the Company’s major domestic markets. By the end of the second quarter, HRC prices had lost about $100-150 per tonne from their first quarter peak. Exports from Asian suppliers in China, South Korea and Japan competing with CIS producers for scarce international demand also put pressure on international reference prices. Similarly, the slab market experienced a severe slump in demand, and prices fell to $690 CFR[4]  in South East Asia at the end of the second quarter of 2011 from levels close to $750 in early 2011 and have eroded further during the year down to lows of $550 CFR at year-end.

In the second half of 2011, HRC prices then lost up to $270 per tonne in the United States and €150 per tonne in Europe from their first-half peak, with HRC prices reaching lows of €480 in Europe and $690 in the United States. This sharp fall was due to generally weak buyer sentiment, due in particular to the Euro-zone debt crisis and uncertain financial markets. This coincided with very volatile exchange rates, notably a strong US$, and a sharp though short-lived drop in iron ore spot prices.  International export prices dropped about $100 to $630 CFR in the last quarter of 2011. This dynamic resulted in weak steel selling prices globally for much of the second half of 2011. Only in the last weeks of 2011 was an upward correction visible, with HRC transaction prices moving up for first quarter 2012 delivery.

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. After a short peak at the beginning of 2011 reaching €580 per tonne, rebar prices in Europe corrected to levels in the range of €510-570 in the second quarter.  For medium sections, the price pattern was similar, with prices settling in the range of €630-665 by the end of the second quarter.  Turkish rebar export prices remained relatively firm and stable during the first quarter, ranging from $660-730 FOB[5] , and experiencing upward movement and reaching a peak of close to $780 during the second quarter, supported by relatively strong billet and scrap markets, despite the weak regional demand fundamentals and political turmoil in the Mediterranean region.  Pricing in Europe was relatively stable at the start of the second half of 2011, with a change in momentum towards the last quarter of the year, with prices dropping substantially in the international export markets.  At the end of the year, sentiment remained negative as customers continued their ‘wait-and-see’ approach of maintaining tight inventories and showing reluctance to buy more than their minimum requirements.  Oversupply continued to be a depressing factor in many developed markets, particularly Spain.  Prices in Europe ended 2011 at €600-640 per tonne for medium sections and €540-570 per tonne for rebar, while Turkish rebar export prices ended the year at $630-690 FOB Turkish port per tonne.

[2]Global production data is from the 66 countries for which monthly production data is collected by the World Steel Association.

[3] Source: Steel Business Briefing (SBB)

[4]International Commercial Terms, Cost and Freight (“CFR”)

[5]International Commercial Terms, Free on Board (“FOB”)

Demand for industrial long products, like quality wire rods and bars, improved in the first half of 2011 as manufacturing and automotive output rose.  Prices increased, reflecting anticipated cost increases in iron ore and coal, as most of these products come from integrated production rather than electric arc furnaces.  However, in the last quarter of the year, due to an increasing price gap with commodities, a negative price trend also impacted quality wire rod products.

Current and Anticipated Trends in Steel Production and Prices

ArcelorMittal expects global steel production to be higher in 2012 compared to 2011, with demand in Europe expected to be stable and demand growth expected in most other major markets.  Although global steel consumption as a whole is already back to peak levels, developed world consumption is not expected to recover to its 2007 peak until after 2015.

Steel selling prices are also rising in early 2012 in line with improved demand in most regions, after the destocking and lower prices that were observed during the fourth quarter of 2011.  Raw materials prices have a significant impact on steel prices and they remain high, albeit down relative to the levels seen in the first nine months of 2011.  In addition to raw materials prices, the sustainability of higher steel prices will continue to depend on an increase in sustainable real demand, and no further exacerbation of the Euro-zone debt crisis.  Underlying real demand appears to be rising in the United States while the Euro-zone appears to be entering a mild recession.  Inventory levels were cut in both markets in October and November 2011 and in terms of months of supply are below historical average levels in the United States despite a small re-stock during December. In Europe, after significant destocking during the fourth quarter of 2011, inventories in terms of months of supply remain around historical average levels despite lower demand.

Raw Materials

The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country.  Prices have also experienced downward pressure as demand in the regions where ArcelorMittal operates has declined, due to the Euro-zone debt crisis and economic slowdown.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, in the 2008-2009 declining market, ArcelorMittal did not benefit immediately from the sharp fall in spot prices because it sourced a large part of its requirements for primary raw materials under long-term contracts. Until the recent changes to raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments.

In the first half of 2010 the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers still offer an annual price for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility.

Iron Ore

After the severe crisis of late 2008 and early 2009, the iron ore market saw demand from traditional customers gradually recover in late 2009 and early 2010. However, due to the long stoppage or severe reduction of extraction activity at some mines, production remained below 2008 levels for some time. With the increased presence of China on the market and amid revived demand, supply pressures appeared on the market and led to increases of spot market prices from as low as $60 per tonne CFR China in April 2009, up to a peak of $185 per tonne CFR China in April 2010.

Following a number of supply disruptions on account of severe rains during the end of the fourth quarter of 2010 in Australia and Brazil, prices rose to a new peak of $192 per tonne CFR China in February 2011 (62% Fe grade material). This surpassed the previous price peak of $185 per tonne CFR China that occurred in April 2010.

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $190 to $160 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011.  At $167.59 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($146.71 per tonne CFR China). However, the spot iron ore price closed the year at $138.5 per tonne, which is $30 per tonne lower than at the end of December 2010.

The drop in spot iron ore prices put pressure on the prevailing pricing system.  In the fourth quarter of 2011, Vale gave its Chinese customers the option of moving to a pricing formula based on the average spot price in the quarter in which the iron ore is delivered, in place of the pricing system that Vale had implemented in the second quarter of 2010 and that resulted in a four-month time lag in prices.

ArcelorMittal has been working with its suppliers to adapt to the evolutions in pricing mechanisms and to develop tools to mitigate ongoing price volatility.

Overall, the degree of price volatility in 2011 was similar to the degree experienced in 2010.

Coking Coal and Coke

Pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

2011 was strongly influenced by the impact of the dramatic rain event in Queensland, Australia in the fourth quarter of 2010 and first quarter of 2011, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. The situation progressively improved with the last mines lifting force majeure by the end of June 2011. In addition, several events in the United States, such as tornados in Alabama, reduced the availability of Low Volatile Hard Coking Coal, further worsening the global shortage in this coal market segment.

In 2011, the scarcity of premium coals was reflected in the high quarterly benchmark price settlements for Australian Hard Coking Coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply has been progressively restored in Australia following the rain event and demand has decreased due to ongoing economic uncertainty, prices have begun to decrease further, with the price for the first quarter of 2012 at $235 per tonne.  In parallel, the spot market, as reflected by the various index providers, has also decreased over the year in line with progressively improved supply, with a noticeable price gap between premium coal and non premium coals.

In 2011, China increased its coking coal imports from Mongolia and was less active on the seaborne market, decreasing pressure on scarce premium coals.  In 2011, Chinese coking coal imports were 14% lower than in 2010 with Mongolian imports representing 42% of total Chinese imports, a 24% increase compared to 2010.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations.

Scrap

During January 2011, the global supply chain was disrupted, primarily as a result of the Queensland, Australia flooding that triggered a coking coal and iron ore shortage and resulted in the substitution of hot metal production by more scrap. In January 2011, the Eurofer Demolition Index increased by €44 per tonne to €360 per tonne. A similar effect was felt in NAFTA, and the RMDAS HMS1 price increased by $70 per tonne to $427 per tonne.

These increases were followed by a sharp correction in February 2011, following which the scrap market remained within the range of €315 per tonne to €335 per tonne in Europe until the fourth quarter.  In the fourth quarter, prices fell further, to an average of €300 per tonne, mainly due to global financial uncertainty.  A similar effect was observed in NAFTA as well, with prices ranging between $390 per tonne to $410 per tonne after the correction in February 2011 and prices the weakest in the fourth quarter, at an average of $395 per tonne. The U.S. market was also supported by exports, mainly to Turkey.

Alloys and Base Metals[6]

The underlying price driver for manganese alloys is the price of manganese ore, which decreased 30% from the level of $6.43/dmtu (for 44% lump ore) on CIF (Cost, insurance and freight) China in January 2011 to $4.49/dmtu in December 2011.

On the back of the manganese ore trend, average manganese alloy prices also decreased steadily in 2011, with a decrease in the price per tonne of 19% for High Carbon Ferro Manganese (from $1,340 to $1,084), 19% for Silico Manganese (from $1,337 to

[6]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

$1,088), 23% for Medium Carbon Ferro Manganese (from $2,097 to $1,623) and 20% for Average Ferro Silicon (from $1,887 to $1,502).

Base Metals - Zinc[7]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in 2011 was $2,192 per tonne, representing an increase of 1.6% compared to 2010.  Zinc prices were mainly supported by increased trading activity by financial investors, but decreased over the year due to increasing concerns relating to the Euro-zone sovereign debt crisis, with an average price of $2,371 per tonne in January 2011 and an average price of $1,916 per tonne in December 2011.  Reported zinc stocks in the world increased by 16% in 2011, from 1,475 million tonnes in January to 1,715 million tonnes in December.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2011 have remained low, in line with the low natural gas prices that have prevailed since 2008.  In Europe, the market has been impacted by political decisions on the mix of energies to be used for the generation of electricity following the nuclear plant disaster at Fukushima, Japan.  The European Energy Exchange’s (“EEX”) year-ahead price for Germany has been volatile, within a wide range of €50 to €62.5/Mega Watt-hour (“MWh”) in 2011, with some downward pressure towards the end of 2011 due to depressed economic sentiment.  The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers is clear, but is not apparent in light of current economic conditions.

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

Worldwide natural gas demand stabilized in 2011, partly due to mild weather conditions in the Western world. The LNG market surplus was absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and to meet the growing Chinese natural gas requirements.  Given the limited new capacity coming into the market in 2012 – 2014, LNG spot supply conditions have tended to become tougher, especially for supplies to Asia where prices are coming close to the oil-heat equivalent of $18/MMBritish thermal unit (“Btu”).

In the United States, there has also been growth of unconventional gas production. In addition, the increase in natural gas demand in Asia seen in 2011 has triggered new authorizations and pre-contracts for projects to build liquefaction facilities for export.

In 2011, prices in North American markets have been on average $3.50/MMBtu with prices dropping to as low as $3/MMBtu. In Europe, the mild weather has resulted in a sustained gap between long-term oil-indexed contracts and spot gas prices.  Long-term prices in Europe have been in the $10/MMBtu to $14/MMBtu range, despite gas being available on a spot basis in the $10 to $12/MMBtu range.  As a result, European gas companies pushed to adapt the prices in their long term supply contracts.

Ocean Freight[8]

After the recovery seen in 2009, ocean freight rates saw extended periods of both gains and declines during 2010. The beginning of the year saw lower rates due to bad weather, which effect was subsequently corrected in the following months.

Oversupply affected the market in 2011, while a revival in Chinese restocking activity aided some recovery in the second half of 2011.  The Baltic Daily Index (“BDI”) was at an average of 1,549 points, 44% weaker than the previous year.

In the Capesize market, freight rates were depressed in the first half of the year due to a) the Australian weather phenomenon, which cut off supply of raw materials to the rest of the world causing a number of force majeure events leading to a physical oversupply of vessels and a subsequent crash in spot freight rates, and b) the additions of newly built ships delivered at a pace of one

[7]Prices included in this section are based on the London Metal Exchange (LME) cash price.

[8]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.

new Capesize vessel every second day. A surge in iron ore and coak imports allowed the market to recover at the end of 2011. The Cape 4TC averaged $15,627 per day throughout 2011 compared to an average of $33,200 per day during 2010.

The Panamax market also experienced reduced trade volumes during 2011 due to the Japanese earthquake and lower Chinese imports. On the whole, the market remained steady with averages ranging between $13,000 and $14,000 throughout the year. The average Panamax 4TC for 2011 was $13,999 per day compared to $25,040 per day in 2010.

Impact of Exchange Rate Movements

After reaching a record low in the second quarter of 2011 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second half of 2011 against the euro, the Brazilian real, South African rand, the Polish zloty, the Czech koruna and Mexican Peso (among other currencies).

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

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the consolidated statements of operations during the 2009-2013 period; of this amount, $600 million was recorded as income within cost of sales for the year ended December 31, 2011, compared to $354 million for the year ended December 31, 2010 and $979 million for the year ended December 31, 2009. See Note 16 to ArcelorMittal’s 2011 consolidated financial statements.

Trade and Import Competition

Europe[9]

Import competition in the European Union steel market rose consistently over most of the past decade to reach a high of 37.5 million tonnes of finished goods during 2007 equal to 18.4% of steel demand. As demand fell during the 2008/2009 financial crisis, imports declined to a low of 15 million tonnes in 2009, an import penetration ratio of approximately 13%.  In 2010, imports recovered to 18.4 million tonnes but a stronger increase in domestic deliveries resulted in a drop in import penetration to 12.5%.

As finished steel demand rose strongly during the first half of 2011, finished imports increased over 49% year-on-year pushing the import penetration ratio to 15.3%.  As demand decreased in the second half of 2011, so did import penetration, decreasing to 13.9%.  Overall, total imports in 2011 are estimated at 23.3 million tonnes, with an import penetration ratio of 14.6%.

United States[10]

Historically, imports have played a significant role in the United States steel market. Total finished imports reached a historic record of almost 32.5 million tonnes in 2006 or 26.8% import penetration before declining through both 2007 and 2008 as steel demand contracted. In 2009, 12.9 million tonnes of finished steel products were imported, or an import penetration ratio of approximately 22%. A similar ratio of 21% was observed in 2010 as imports rose to an average of 1.4 million tonnes per month.

During the first half of 2011, finished imports increased by 20% year-over-year on renewed steel service center re-stocking, while the import penetration ratio overall stood at over 22%. Data for the second half of 2011 show that imports were marginally lower than first half levels, with the import penetration ratio falling to 21%. Overall for 2011 finished imports rose to 19.7 million tonnes, up 15.4% whereas total imports rose 19% as imports of semi-finished steel products saw continued elevated rates of growth.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. This activity is widely expected to continue in 2012.

[10] Source: US Census Bureau

[9]Source: Eurostat

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau.  Most recently, on February 4, 2011, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. announced their intention to create, effective October 1, 2012, the world’s second-largest steel company.

While developed markets present fewer opportunities for consolidation, steel industry consolidation has continued to gather momentum in China and this process is expected to continue over the medium term as a key initiative of the five-year plan issued in March 2011. A higher concentration of the steel industry is expected to reduce overcapacity, rationalize steel production based on obsolete technology such as open-hearth furnaces, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. The Chinese government has publicly stated that the top ten Chinese steel producers should account for 60% of national production by 2015. Additionally, the Chinese government’s policy is to see at least two producers with 100 million ton capacity in the next few years as a result of this consolidation. During 2011, several companies (Jiangsu Coastal Iron & Steel Group, Danfu Iron & Steel Group, Baoxin Iron & Steel Group) were created through the consolidation of various private steel mills in the provinces of Jiangsu, Hubai and Hebei, respectively. In addition to the tendency of having fewer steel producers in China, Chinese firms have been taking stakes in Australian resource companies to assist in securing the long-term supply of core commodities, in an attempt to shift pricing power away from suppliers. Thus, in December 2011, Yanzhou Coal Mining Co., China’s fourth-biggest coal producer, agreed to buy Gloucester Coal Ltd. to acquire mines and port access in Australia.

Indian steel and mining companies also intensified merger and acquisition activity. A major deal in 2010 involved India’s largest non-ferrous metals and mining company Vedanta Resources Plc, which acquired a 62.4% stake in Cairn Energy’s Indian subsidiary, as well as Anglo American’s zinc mines in Africa and Ireland.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to increased bargaining power relative to customers and, crucially, suppliers. The recent wave of steel industry consolidation has followed the lead of raw materials suppliers, amid an environment of rising prices for iron ore and most other minerals used in the steel-making process. Even though the proposed iron ore joint venture between BHP Billiton and Rio Tinto was discontinued in 2010 due to regulatory barriers, there are still only three primary iron-ore suppliers in the world market. Consolidation among coal companies is also taking place, as evidenced most recently by Alpha Natural Resources’s $8.5 billion acquisition in February 2011 of Massey Energy in the United States and the current merger discussions between Xstrata and Glencore International for an $81 billion transaction.

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

The most common purchase accounting adjustments relate to the following assets and liabilities:

•         The fair value of identifiable intangible assets (generally patents, customer relationships and favorable and unfavorable contracts) is estimated as described above.

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

Deferred Tax Assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 19 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for Pensions and Other Post-Employment Benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

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

Actuarial gains or losses resulting from experience and changes in assumptions are recognized in the consolidated statements of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

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

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2011, the Company determined it has 75 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See Note 25 for further discussion of the Company’s operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

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

In validating the value in use determined for the cash generating units, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2011. Management believes that reasonably possible changes in key assumptions would cause an impairment loss to be recognized in respect of Flat Carbon Europe and ArcelorMittal Distribution Solutions.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets whose recovery has slowed due to the adverse economic consequences of the European sovereign debt crisis. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2012 from the sales volumes achieved in 2011 (27.1 million tonnes for the year ended December 31, 2011) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008).Prices and margins on raw materials are expected to increase only marginally over the period. The projection also include the expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and announced closures and workforce reductions. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets whose recovery has slowed due to the adverse economic consequences of the European sovereign debt crisis. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 from the sales volumes achieved in 2011 (18.4 million tonnes for the year ended December 31, 2011) with steady improvements thereafter to reach and marginally exceed the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Prices are expected to remain stable during the period. Discount rates are kept stable over the period.

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of orebodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

In this annual report, the Company reports ore reserves in accordance with Industry Guide 7.  It also complies with the Canadian National Instrument NI43-101 requirements, which are based on the Canadian Institute of Mining and Metallurgy (CIM) Best Practice Guidelines and Standard Definitions for all its operations and projects.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized on the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

A.    Operating Results

The following discussion and analysis should be read in conjunction with ArcelorMittal’s consolidated financial statements included in this annual report.

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS, Distribution Solutions and Mining, which was added as a separate reportable segment as from the first quarter of 2011.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales revenue, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

	Sales for the Year Ended December 31(1)		Steel Shipments for the Year ended December 31(1)
Segment	2010	2011	2010	2011	Changes in Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	17,684	21,035	21,028	22,249	19	6	14
Flat Carbon Europe	25,550	31,062	27,510	27,123	22	(1)	20
Long Carbon Americas and Europe	21,315	25,165	23,148	23,869	18	3	17
AACIS	9,706	10,779	13,266	12,516	11	(6)	21
Distribution Solutions(2)	15,744	19,055	18,173	18,360	21	1	19
Mining	4,380	6,268	N/A	N/A	43	N/A	N/A
Total	78,025	93,973	84,952	85,757	20	1	18

(1)    Amounts are prior to inter-segment eliminations except for total.

(2)    Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

Mining shipments (million tonnes) (1)	Year ended December 31, 2011	Year ended December 31, 2010
Total Iron ore shipments(2)	51.6	46.7
Iron ore shipped externally and internally at market price(3)	28.0	25.2
Iron ore shipped internally at cost-plus(3)	23.6	21.6
Total Coal shipments (4)	8.2	6.6
Coal shipped externally and internally at market price(3)	4.9	3.4
Coal shipped internally at cost-plus(3)	3.3	3.2

(1)   There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

(2)   Total of all finished products of fines, concentrate, pellets and lumps and includes shipped externally and internally at market price as well as shipped internally at cost-plus basis.

(3)    Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.

(4)    Total of all finished products of coal and includes shipped externally and internally at market price as well as shipped internally on a cost-plus basis.

ArcelorMittal had sales of $94.0 billion for the year ended December 31, 2011, representing an increase of 20% from sales of $78.0 billion for the year ended December 31, 2010.  In the first half of 2011, sales of $47.3 billion represented a 26% increase from sales of $37.6 billion in the first half of 2010, due to a strong rise in steel prices and a more modest rise in steel shipments, resulting from the global economic recovery and improved steel demand compared to the same period a year earlier. In the second half of 2011, sales of $46.7 billion represented a 15% increase from sales of $40.4 billion in the second half of 2010, primarily driven by higher average steel selling prices as well as higher sales of mining products.

ArcelorMittal had steel shipments of 85.8 million tonnes for the year ended December 31, 2011, representing an increase of 1% from steel shipments of 85.0 million tonnes for the year ended December 31, 2010. Average steel selling price for the year ended December 31, 2011 increased 18% compared to the year ended December 31, 2010 following the increase in key raw material prices. Average steel selling price in the first half of 2011 was up 23% from the same period in 2010, while average steel selling price in the second half of the year was up 13% from the same period in 2010 (notwithstanding a 6% decrease in average steel selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

ArcelorMittal had own iron ore production of 54.1 million tonnes for the year ended December 31, 2011, an increase of 11% as compared to 48.9 million tonnes for the year ended December 31, 2010. ArcelorMittal had own coking coal production of 8.3 million tonnes for the year ended December 31, 2011, an increase of 20% as compared to 7.0 million tonnes for the year ended December 31, 2010.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $21.0 billion for the year ended December 31, 2011, representing an increase of 19% as compared to $17.7 billion for the year ended December 31, 2010. Sales increased primarily due to a 6% increase in steel shipments and a 14% increase in average steel selling price. Sales in the first half of 2011 were $10.5 billion, up 21% from the same period in 2010, and in the second half of the year sales were also $10.5 billion, up 17% from the same period in 2010.

Total steel shipments were 22.2 million tonnes for the year ended December 31, 2011, an increase of 6% from steel shipments for the year ended December 31, 2010. Shipments were 11.1 million tonnes in the first half of 2011, up 4% from the same period in 2010, while shipments in the second half of the year were 11.2 million tonnes, up 7% from the same period in 2010.  Shipments nonetheless declined in the fourth quarter of 2011 compared to the third quarter of 2011.

Average steel selling price increased 14% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 17% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 5% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $31.1 billion for the year ended December 31, 2011, representing an increase of 22% as compared to $25.6 billion for the year ended December 31, 2010. The increase was primarily due to a 20% increase in average steel selling price, while steel shipments decreased by 1%. Sales in the first half of 2011 were $16.4 billion, up 31% from the same period in 2010, and in the second half of the year sales were $14.7 billion, up 12% from the same period in 2010.

Total steel shipments reached 27.1 million tonnes for the year ended December 31, 2011, a decrease of 1% from steel shipments for the year ended December 31, 2010. Shipments were 14.6 million tonnes in the first half of 2011, up 1% from the same period in 2010, while shipments in the second half of the year were 12.6 million tonnes, down 4% from the same period in 2010.  The decrease in the second half of 2011 resulted in particular from market weakening and strong destocking activity in the fourth quarter.

Average steel selling price increased 20% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 27% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 7% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $25.2 billion for the year ended December 31, 2011, representing an increase of 18% from sales of $21.3 billion for the year ended December 31, 2010. The increase was primarily due to a 17% increase in average steel selling price along with a 3% increase in steel shipments. Sales in the first half of 2011 were $12.6 billion, up 23% from the same period in 2010, while sales in the second half of the year were $12.6 billion, up 14% from the same period in 2010.

Total steel shipments reached 23.9 million tonnes for the year ended December 31, 2011, an increase of 3% from steel shipments for the year ended December 31, 2010. Shipments were 12.0 million tonnes in the first half of 2011, up 3% from the same period in 2010, while shipments in the second half of the year were 11.8 million tonnes, up 3% from same period in 2010.  Steel shipments nonetheless decreased in the fourth quarter of 2011 compared to the third quarter, particularly due to the summer holiday period in Brazil and lower demand in North America and Europe.

Average steel selling price increased 17% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 22% from the same period in 2010, while average steel selling price in the second half of the year was up 12% from the same period in 2010 (notwithstanding a 6% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

AACIS

In the AACIS segment, sales were $10.8 billion for the year ended December 31, 2011, representing an increase of 11% from sales of $9.7 billion for the year ended December 31, 2010. The increase was primarily due to a 21% increase in average selling price. Sales in the first half of 2011 were $5.4 billion, up 17% from the same period in 2010, while sales in the second half of the year were $5.4 billion, up 6% from the same period in 2010.

Total steel shipments reached 12.5 million tonnes for the year ended December 31, 2011, a decrease of 6% from steel shipments for the year ended December 31, 2010. Shipments were 6.4 million tonnes in the first half of 2011, down 3% from the same period in 2010, while shipments in the second half of the year were 6.1 million tonnes, down 9% from the same period in 2010, due primarily to operational issues at ArcelorMittal South Africa and ArcelorMittal Kryviy Rih.

Average steel selling price increased 21% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 24% from the same period in 2010, while average steel selling price in the second half of the year was up 19% from the same period in 2010 (notwithstanding an 8% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Distribution Solutions

In the Distribution Solutions segment, sales were $19.1 billion for the year ended December 31, 2011, representing an increase of 21% from sales of $15.7 billion for the year ended December 31, 2010. The increase was primarily due to a 19% increase in average steel selling price. Sales in the first half of 2011 were $9.3 billion, up 24% from the same period in 2010, while sales in the second half of the year were $9.8 billion, up 18% from the same period in 2010.

Total steel shipments reached 18.4 million tonnes for the year ended December 31, 2011, an increase of 1% from steel shipments for the year ended December 31, 2010. Shipments were 8.8 million tonnes in the first half of 2011, down 2% from the same period in 2010, while shipments in the second half of the year were 9.6 million tonnes, up 4% from the same period in 2010.

Average steel selling price increased 19% for the year ended December 31, 2011 as compared to the year ended December 31, 2010. Average steel selling price in the first half of 2011 was up 26% from the same period in 2010, while average steel selling price in the second half of the year was up 14% from the same period in 2010 (notwithstanding a 6% decrease in average selling price in the fourth quarter of 2011 compared to the third quarter of 2011).

Mining

In the Mining segment, sales were $6.3 billion for the year ended December 31, 2011, representing an increase of 43% from sales of $4.4 billion for the year ended December 31, 2010. The increase was primarily due to higher selling prices of iron ore and coal in line with increase in international prices, as well as higher shipments from own mines for both iron ore and coal.  Sales in the first half of 2011 were $2.8 billion, up 41% from the same period in 2010, while sales in the second half of the year were $3.5 billion, up 45% from the same period in 2010.

Total iron ore shipments were 51.6 million tonnes for the year ended December 31, 2011, representing an increase of 10% from 46.7 million tonnes for the year ended December 31, 2010. Marketable iron ore shipments were 28 million tonnes for the year ended December 31, 2011, representing an increase of 11% from 25.2 million tonnes for the year ended December 31, 2010.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2011, as compared with operating income and operating margin for the year ended December 31, 2010:

	Operating Income (Loss) Year ended December 31,		Operating Margin
Segment(1)	2010	2011	2010	2011
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	691	1,198	4	6
Flat Carbon Europe	534	(324)	2	(1)
Long Carbon Americas and Europe	1,004	646	5	3
AACIS	680	721	7	7
Distribution Solutions	164	52	1	0
Mining	1,624	2,568	37	41

(1)    Amounts are prior to inter-segment eliminations and include non-steel sales.

ArcelorMittal’s operating income for the year ended December 31, 2011 was $4.9 billion, as compared with an operating income of $3.6 billion for the year ended December 31, 2010. The rise in operating income in 2011 was primarily driven by a profitability improvement in Flat Carbon Americas and the Mining segment.

Operating income was higher in the first half of 2011 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “Item 5A—Overview—Key Factors Affecting Results of Operations”. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs. Cost of sales for the year ended December 31, 2011 was $85.5 billion as compared to $71.1 billion for the year ended December 31, 2010. The increase was primarily due to higher prices of raw materials in 2011, in particular iron ore and coal. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2011 were $3.6 billion as compared to $3.3 billion for the year ended December 31, 2010. SG&A represented 3.8% of sales for the year ended December 31, 2011 as compared to 4.3% for the year ended December 31, 2010. This reduction resulted from higher sales in 2011 compared to 2010.

Operating income for the year ended December 31, 2011 included impairment losses of $331 million, which compared to impairment losses of $525 million for the year ended December 31, 2010. These impairment losses included a charge of $178 million for the Long Carbon segment, of which $151 million relating to the extended idling of the ArcelorMittal Madrid electric arc furnace and a charge of $141 million relating to various idled facilities in the Flat Carbon Europe segment, including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium in connection with its intended closure. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, Including Goodwill”. In determining these expenses, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount.

Operating income for the year ended December 31, 2011 was positively impacted by a net gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”) and $104 million related to reversal of provisions for litigation. Operating income for the year ended December 31, 2010 had been positively impacted by a gain of $140 million recorded on the sale of carbon dioxide credits and a non-cash gain of $354 million relating to unwinding of hedges on raw material purchases.

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of the Asset Optimization Plan, totaling $219 million, primarily affecting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solutions entities.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $1.2 billion for the year ended December 31, 2011, compared to operating income of $0.7 billion for the year ended December 31, 2010. The rise in operating income in 2011 generally reflected higher steel shipments and higher average steel selling price, which were positively impacted by product mix improvement. Operating income for the segment amounted to $0.2 billion for the second half of the year, compared to $1.0 billion in the first half. The decrease in operating income in the second half of 2011 reflected the effect of a price-cost squeeze, especially in the fourth quarter in which operating income decreased substantially, driven primarily by a 5% decrease in average selling price as compared to the third quarter of 2011.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2011 was $0.3 billion compared to operating income of $0.5 billion for the year ended December 31, 2010. The decrease in operating income in 2011 reflected the effect of a significant price-cost squeeze and lower steel shipments primarily in the second half of 2011, as customers destocked and then adopted a “wait and see” attitude in light of market conditions and macro-economic uncertainty. Operating loss for the segment amounted to $0.7 billion for the second half of the year, compared to operating income of $0.4 billion in the first half of the year, primarily driven by lower steel shipment volumes and a significant price-cost squeeze.

Operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by impairment losses of $141 million relating to various idled facilities (including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium). These charges were offset by a gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases. Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $78 million primarily relating to idled downstream assets, offset by a net gain of $140 million recorded on the sale of carbon dioxide credits and a non-cash gain of $354 million relating to unwinding of hedges on raw material purchases.

In addition, operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by restructuring costs associated with the implementation of the Asset Optimization Plan, totaling $143 million, primarily relating to Spanish entities.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2011 was $0.6 billion compared to $1.0 billion for the year ended December 31, 2010. The decrease in operating income in 2011 generally reflected the effect of a price-cost squeeze primarily from South American operations and particularly in the second half of the year. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to $0.6 billion in the first half of the year, primarily driven by lower steel shipment volumes and lower average selling price.

Operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by impairment losses of $178 million of which $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace.

In addition, operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of the Asset Optimization Plan, totaling $37 million.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2011 remained flat at $0.7 billion, compared to the year ended December 31, 2010. Operating income in 2011 was positively affected by higher average steel selling prices, offset by lower steel shipments primarily driven by loss of production at South African and Ukrainian operations due to operational issues. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.5 billion in the first half. The decrease in operating income in the second half of 2011 reflected primarily lower shipments for ArcelorMittal South Africa due to loss of production following operational issues as well as seasonality effects.

Distribution Solutions

Operating income for the Distribution Solutions segment for the year ended December 31, 2011 was $0.1 billion, compared to operating income of $0.2 billion for the year ended December 31, 2010. The decrease in operating income in 2011 generally reflected the effect of a price-cost squeeze in the distribution business. Operating loss for the segment amounted to $0.1 billion for the second half of the year, compared to operating income of $0.2 billion in the first half of 2011, primarily reflecting significant price-cost squeeze.

Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $113 million relating to impairment on certain subsidiaries, primarily reflecting the weak construction market.

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of the Asset Optimization Plan, totaling $40 million across various entities.

Mining

Operating income for the Mining segment for the year ended December 31, 2011 was $2.6 billion, compared to operating income of $1.6 billion for the year ended December 31, 2010. The rise in operating income in 2011 generally reflected higher iron ore and coal prices and higher shipments from own mines for both iron ore and coal. Operating income for the segment amounted to $1.4 billion for the second half of the year, compared to $1.2 billion in the first half.  The increase in the second half of 2011 was primarily driven by higher iron ore shipments from own mines, tempered in the fourth quarter by lower average selling prices following the change to the seaborne benchmarking pricing system impacting a substantial proportion of marketable volumes compared to the third quarter of 2011.

Operating income for the year ended December 31, 2010 had been negatively impacted by impairment losses of $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine).

Income from Investments in Associates and Joint Ventures

ArcelorMittal recorded income of $0.6 billion from investments in associates and joint ventures for the year ended December 31, 2011, as compared with income from investments in associates and joint ventures of $0.5 billion for the year ended December 31, 2010. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were 29% higher for the year ended December 31, 2011, at $2.8 billion, as compared with $2.2 billion for the year ended December 31, 2010.

Net interest expense (interest expense less interest income) was $1.8 billion for the year ended December 31, 2011 as compared to $1.4 billion for the year ended December 31, 2010. Interest expense increased to $1.9 billion for the year ended December 31, 2011, compared to interest expense of $1.6 billion for the year ended December 31, 2010, primarily due to the higher level of borrowing and the higher cost of bond financing compared to bank loans. Interest income for the year ended December 31, 2011 amounted to $0.1 billion, the same as the year ended December 31, 2010.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and impairments of financial instruments) were $1 billion for the year ended December 31, 2011 as compared with $1.2 billion for the year ended December 31, 2010, reflecting primarily foreign exchange impacts (in particular, the impact of USD appreciation and depreciation on euro-denominated debt).

Mark-to-market adjustments on the call option of the mandatory convertible bonds for the year ended December 31, 2011 were a gain of $42 million for the year ended December 31, 2011 compared to a gain of $0.4 billion for the year ended December 31, 2010. The 2011 effect related to the Company’s mandatory convertible bond while the 2010 effect related to convertible bonds issued by the Company in the Spring of 2009. On April 1, 2009 and May 6, 2009, the Company issued approximately $2.5 billion of bonds convertible into its shares (€1.25 billion euro-denominated convertible bonds due 2014 (OCEANEs) and $800 million US dollar-denominated convertible bonds due 2014), which were determined to be hybrid instruments as defined by IFRS, with certain components of the contracts being embedded derivatives in accordance with IAS 39 and requiring, at each reporting period, changes in the fair value of the embedded derivatives (recorded at $597 million at inception) to be recorded in the consolidated statements of operations, resulting in gains or losses depending on marking to market.  In October 2009 and December 2010, respectively, the Company waived the cash settlement option with respect to its $800 million US dollar-denominated convertible bonds and undertook hedging transactions with respect to its euro-denominated convertible bonds, each of which actions had the effect of offsetting the mark-to-market adjustments on such bonds.  As a result, no additional mark-to-market gains or losses on the convertible bonds issued in April/May 2009 were recorded in 2011 or are expected going forward.  The Company’s call option on the mandatory convertible bond issued in December 2009 (see “Item 5B—Liquidity and Capital Resources—Financings--Other Outstanding Loans and Debt Securities”) remains subject to mark-to-market adjustments.

Loss related to the fair value of freight, commodity and other non foreign exchange and interest rate-related derivative instruments not qualifying for hedge accounting amounted to $10 million for the year ended December 31, 2011, as compared with a gain of $43 million for the year ended December 31, 2010.

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.9 billion for the year ended December 31, 2011, compared to a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010. The higher income tax of $0.9 billion for full year 2011 was primarily due to lower recognition of deferred tax assets following dividend upstreaming preventing interest deductibility in Luxembourg, partial reversal of deferred tax assets in our Belgian operations triggered by changes in local tax law and partial reversal of deferred tax assets in Spain imposed by time limitations for utilization of tax losses. For additional information related to ArcelorMittal’s income taxes, see Note 19 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2010 and 2011 are as set forth below:

	2010		2011
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(191)	35.00%	116	35.00%
Argentina	46	35.00%	30	35.00%
France	52	34.43%	(141)	34.43%
Brazil	270	34.00%	(15)	34.00%
Belgium	817	33.99%	617	33.99%
Germany	(66)	30.30%	(136)	30.30%
Spain	(190)	30.00%	(261)	30.00%
Luxembourg	(2,249)	28.80%	(534)	28.80%
Mexico	49	28.00%	110	28.00%
South Africa	62	28.00%	9	28.00%
Canada	127	26.90%	259	26.90%
Algeria	(29)	25.00%	(26)	25.00%
Russia	(43)	20.00%	7	20.00%
Kazakhstan	55	20.00%	114	20.00%
Czech Republic	30	19.00%	2	19.00%
Poland	6	19.00%	(4)	19.00%
Romania	(21)	16.00%	(29)	16.00%
Ukraine	12	16.00%	28	16.00%
Dubai	—	0.00%	—	0.00%
Others	(47)		(113)
Total	(1,310)		33

Non-Controlling Interests

Net loss attributable to non-controlling interests was $4 million for the year ended December 31, 2011, as compared with net income attributable to non-controlling interests of $89 million for the year ended December 31, 2010. The decrease relates to lower income in subsidiaries with non-controlling interests, particularly ArcelorMittal South Africa, due to the weakening of market conditions in 2011.

Discontinued Operations

Net income from discontinued operations (i.e., the Company’s stainless steel business, which was spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the year ended December 31, 2011 amounted to $461 million, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011.  The balance of $419 million represents a one-time income from the recognition through the consolidated statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2011 decreased to $2.3 billion from net income attributable to equity holders of $2.9 billion for the year ended December 31, 2010, for the reasons discussed above.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

	Sales for the Year ended December 31(1)		Steel Shipments for the Year ended December 31(1)
Segment	2009	2010	2009	2010	Changes in Sales	Steel Shipments	Average Steel Selling Price
	(in $ millions)	(in $ millions)	(thousands of MT)	(thousands of MT)	(%)	(%)	(%)
Flat Carbon Americas	12,311	17,684	16,121	21,028	44	30	12
Flat Carbon Europe	19,981	25,550	21,797	27,510	28	26	3
Long Carbon Americas and Europe	16,740	21,315	19,937	23,148	27	16	8
AACIS	7,577	9,706	11,769	13,266	28	13	20
Distribution Solutions(2)	13,524	15,744	16,794	18,173	16	8	8
Mining	2,572	4,380	N/A	N/A	70	N/A	N/A
Total from continuing operations	61,021	78,025	69,624	84,952	28	22	9
Discontinued operations	4,089	5,418	1,447	1,729	33	19	10

(1)    Amounts are prior to inter-segment eliminations except for “Total from continuing operations”.

(2)    Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

Mining shipments (million tonnes) (1)	Year ended December 31, 2010	Year ended December 31, 2009
Total Iron ore shipments(2)	46.7	39.7
Iron ore shipped externally and internally at market price(3)	25.2	22.6
Iron ore shipped internally at cost-plus(3)	21.6	17.1
Total Coal shipments (4)	6.6	7.1
Coal shipped externally and internally at market price(3)	3.4	3.8
Coal shipped internally at cost-plus(3)	3.2	3.3

(1)   There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

(2)   Total of all finished products of fines, concentrate, pellets and lumps and includes shipped externally and internally at market price as well as shipped internally at cost-plus basis.

(3)    Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.

(4)    Total of all finished products of coal and includes shipped externally and internally at market price as well as shipped internally on a cost-plus basis.

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

ArcelorMittal had total mining production (combined iron ore and coal) of 76 million tonnes for the year ended December 31, 2010, an increase of 27% as compared to 60 million tonnes for the year ended December 31, 2009, mainly due to recovery in production and sales of steel products.

The increases in sales, shipments, average steel selling prices and mining production also reflected a relatively low base of comparison, particularly from the first half of 2009, when demand fell sharply due to the severe downturn in the global economy.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $17.7 billion for the year ended December 31, 2010, an increase of 44% as compared to $12.3 billion for the year ended December 31, 2009. Sales increased primarily due to a 30% increase in steel shipments and a 12% increase in average steel selling prices.

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

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $25.6 billion for the year ended December 31, 2010, an increase of 28% as compared to $20.0 billion for the year ended December 31, 2009. The increase was primarily due to a 26% increase in steel shipments, while average steel selling price increased by only 3%. Sales in the first half of 2010 were $12.5 billion, up 36% from the same period in 2009, while sales in the second half of the year were $13.1 billion, up 21% from the same period in 2009.

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

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.3 billion for the year ended December 31, 2010, an increase of 27% from sales of $16.8 billion for the year ended December 31, 2009. The increase was primarily due to a 16% increase in steel shipments along with an 8% increase in average steel selling price. Sales in the first half of 2010 were $10.2 billion, up 30% from the same period in 2009, while sales in the second half of the year were $11.1 billion, up 25% from the same period in 2009.

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

AACIS

In the AACIS segment, sales were $9.7 billion for the year ended December 31, 2010, an increase of 28% from sales of $7.6 billion for the year ended December 31, 2009. The increase was due to a 13% increase in steel shipments and a 20% increase in average steel selling price. Sales in the first half of 2010 were $4.7 billion, up 40% from the same period in 2009, while sales in the second half of the year were $5.0 billion, up 21% from the same period in 2009.

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

Distribution Solutions

In the Distribution Solutions segment, sales were $15.7 billion for the year ended December 31, 2010, an increase of 16% from sales of $13.5 billion for the year ended December 31, 2009. The increase was primarily due to an 8% increase in steel shipments and an 8% increase in average steel selling price. Sales in the first half of 2010 were $7.5 billion, up 10% from the same period in 2009, while sales in the second half of the year were $8.2 billion, up 23% from the same period in 2009.

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

Mining

In the Mining segment, sales were $4.4 billion for the year ended December 31, 2010, an increase of 70% from sales of $2.6 billion for the year ended December 31, 2009. The increase was primarily due to higher shipments and selling prices of iron ore and coal as a consequence of the recovery of global markets after the financial crisis of late 2008 and the first half of 2009.

Total iron ore shipments were 46.7 million tonnes for the year ended December 31, 2010, representing an increase of 18% from 39.7 million tonnes for the year ended December 31, 2009. Marketable iron ore shipments were 25.2 million tonnes for the year ended December 31, 2010, representing an increase of 12% from 22.6 million tonnes for the year ended December 31, 2009.

Operating Income (Loss)

The following table provides a summary of operating income and operating margin of ArcelorMittal for the year ended December 31, 2010, as compared with operating income (loss) and operating margin for the year ended December 31, 2009:

	Operating Income (Loss) Year ended December 31,		Operating Margin
Segment(1)	2009	2010	2009	2010
	(in $ millions)	(in $ millions)	(%)	(%)
Flat Carbon Americas	(1,044)	691	(8)	4
Flat Carbon Europe	(501)	534	(3)	2
Long Carbon Americas and Europe	(23)	1,004	—	5
AACIS	312	680	4	7
Distribution Solutions	(286)	164	(2)	1
Mining	233	1,624	9	37
Discontinued operations	(169)	(480)	(4)	(9)

(1)     Amounts are prior to inter-segment eliminations and include non-steel sales.

ArcelorMittal’s operating income for the year ended December 31, 2010 was $3.6 billion, as compared with an operating loss of $1.5 billion for the year ended December 31, 2009. This rise in operating income resulted from the higher sales, steel shipments and selling prices as described above, and more generally reflected the gradual recovery of the global economy. Operating income was stronger in the first half of 2010 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “Item 5A—Overview—Key Factors Affecting Results of Operations”. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the year ended December 31, 2010 was $71.1 billion as compared to $58.8 billion for the year ended December 31, 2009. The increase was primarily due to higher prices of raw materials in 2010, in particular iron ore and coal, as a result of market recovery after the financial crisis, as well as higher volume of raw material purchases in line with higher steel sales. Selling, general and administrative expenses (SG&A) for the year ended December 31, 2010 were $3.3 billion as compared to $3.7 billion for the year ended December 31, 2009. This reduction resulted from implementation of the Company’s management gains plan primarily involving reduction of fixed costs. SG&A represented 4.3% of sales for the year ended December 31, 2010 as compared to 6% for the year ended December 31, 2009 due to this decrease in the amount of expenses coupled with increased sales.

Operating income for the year ended December 31, 2010 included impairment losses of $525 million, consisting of $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia), $113 million relating to several subsidiaries in the Distribution Solutions segment (primarily reflecting continued construction market weakness), and $93 million primarily relating to idle downstream assets in the European business. See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, Including Goodwill”. In determining these charges, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. These impairment losses compared to impairment losses for the year ended December 31, 2009 of $552 million.

Operating income for the year ended December 31, 2010 was positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects, and by a non-cash gain of $354 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”). Operating income for the year ended December 31, 2009 had been negatively impacted by an exceptional charge of $2.4 billion (pre-tax) related primarily to write down on inventory and provisions for workforce reductions, partly offset by an exceptional gain of $380 million relating to a reversal of litigation provisions, a net gain of $108 million recorded on the sale of carbon dioxide credits and a non-cash gain of $979 million relating to unwinding of hedges on raw material purchases.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $0.7 billion for the year ended December 31, 2010, compared to an operating loss of $1.0 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to $0.6 billion in the first half.

Flat Carbon Europe

Operating income for the Flat Carbon Europe segment for the year ended December 31, 2010 was $0.5 billion compared to operating loss of $0.5 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.3 billion in the first half of the year.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2010 was $1.0 billion compared to operating loss of $23 million for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery, although the effect of a price-cost squeeze from high input costs was evident in results for the second half of the year. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.6 billion in the first half.

AACIS

Operating income for the AACIS segment for the year ended December 31, 2010 was $0.7 billion, compared to operating income of $0.3 billion for the year ended December 31, 2009. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery. Operating income for the segment amounted to $0.3 billion for the second half of the year, compared to $0.4 billion in the first half.

Distribution Solutions

Operating income for the Distribution Solutions segment for the year ended December 31, 2010 was $0.2 billion, compared to operating loss of $0.3 billion for the year ended December 31, 2009, and included an impairment loss of $0.1 billion related primarily to continued construction market weakness and idled downstream assets, principally in Europe. The rise in operating income in 2010 generally reflected higher steel shipments and selling prices resulting from the global economic recovery.

Mining

Operating income for the Mining segment for the year ended December 31, 2010 was $1.6 billion, compared to operating income of $0.2 billion for the year ended December 31, 2009, and included an impairment loss of $0.3 billion related to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine in Russia). The rise in operating income in 2010 generally reflected higher iron ore and coal prices resulting from the global economic recovery.

Income from Investments in Associates and Joint Ventures

ArcelorMittal recorded income of $0.5 billion from investments in associates and joint ventures for the year ended December 31, 2010, as compared with income from investments in associates and joint ventures of $0.1 billion for the year ended December 31, 2009. The increase was due to higher income from the Company’s investments due to the global economic recovery.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were 23% lower for the year ended December 31, 2010, at $2.2 billion, as compared with $2.8 billion for the year ended December 31, 2009.

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

Other financing costs for the year ended December 31, 2010 also included a gain of $0.4 billion for the year ended December 31, compared to a loss of $0.9 billion for the year ended December 31, 2009 primarily related to mark-to-market adjustments on the conversion options embedded in its convertible bonds issued in 2009.

Gain related to the fair value of freight, commodity and other non foreign exchange and interest rate-related derivative instruments not qualifying for hedge accounting amounted to $43 million for the year ended December 31, 2010, as compared with a loss of $27 million for the year ended December 31, 2009.

Income Tax Expense (Benefit)

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

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2009 and 2010 are as set forth below:

	2009		2010
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(715)	35.00%	(191)	35.00%
Argentina	46	35.00%	46	35.00%
France	(102)	34.43%	52	34.43%
Brazil	451	34.00%	270	34.00%
Belgium	646	33.99%	817	33.99%
Germany	(105)	30.30%	(66)	30.30%
Spain	(50)	30.00%	(190)	30.00%
Luxembourg	(2,342)	29.00%	(2,249)	28.80%
Mexico	(52)	28.00%	49	28.00%
South Africa	(17)	28.00%	62	28.00%
Canada	(104)	26.90%	127	26.90%
Algeria	(45)	25.00%	(29)	25.00%
Russia	(18)	20.00%	(43)	20.00%
Kazakhstan	10	15.00%	55	20.00%
Czech Republic	2	19.00%	30	19.00%
Poland	(53)	19.00%	6	19.00%
Romania	(85)	16.00%	(21)	16.00%
Ukraine	(59)	25.00%	12	16.00%
Dubai	—	0.00%	—	0.00%
Others	(283)		(47)
Total	(2,875)		(1,310)

Non-Controlling Interests

Net income attributable to non-controlling interests was $89 million for the year ended December 31, 2010, as compared with a net loss attributable to non-controlling interests of $43 million for the year ended December 31, 2009. The increase relates to higher income in subsidiaries with non-controlling interests following the improvement of market conditions in 2010.

Discontinued Operations

As a result of the spin-off of the Company’s stainless steel business into a separately focused company, Aperam, following shareholders’ approval on January 25, 2011, results of the stainless steel operations are presented as discontinued operations.

Discontinued operations for the year ended December 31, 2010 consist exclusively of the post-tax net results contributed by the stainless steel business. For the year ended on December 31, 2010 this amounted to losses of $0.3 billion. This includes a non-cash impairment loss of $0.6 billion resulting from the reclassification of the stainless segment as a discontinued operation. As required by IFRS 5, upon reclassification of the business as assets held for distribution, the assets and liabilities must be carried at the lower of their carrying amount and fair value less costs to distribute. Discontinued operations also included a non-cash gain of $0.1 billion related to the recycling to the consolidated statements of operations of the non-controlling stake held by the stainless business in Aços Villares, which was derecognized as a result of Aços Villares’ merger into Gerdau S.A. in December 2010.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2010 increased to $2.9 billion from a net income attributable to equity holders of the parent of $0.2 billion for the year ended December 31, 2009, for the reasons discussed above.

B.  Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit facilities at the corporate level and various working capital credit lines at its operating subsidiaries.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2011, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $3.9 billion as compared to $6.3 billion as of December 31, 2010. In addition, ArcelorMittal had available borrowing capacity of $8.6 billion under its credit facilities as of December 31, 2011 as compared to $11.3 billion as of December 31, 2010. ArcelorMittal also has a €2 billion (approximately $2.6 billion) commercial paper program (of which €0.5 billion or approximately $0.6 billion was outstanding as of December 31, 2011), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of December 31, 2011, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.4 billion, compared to $26.0 billion as of December 31, 2010. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $22.5 billion as of December 31, 2011, up from $19.7 billion at December 31, 2010. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2011 was 37% as compared to 30% at December 31, 2010. Total debt increased period-on-period primarily due to the bond issuances made during the year and debt drawn under credit lines. Net debt increased period-on-period primarily due to increases in working capital resulting from higher levels of steel production, essentially in the first half, and notwithstanding a substantial working capital reduction in the fourth quarter.

ArcelorMittal’s principal credit facilities, which are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”), the revolving credit bilateral facility of $300 million entered into on June 30, 2010 (the “$300 Million Facility”) and the $500 million multi-currency revolving letter of credit facility entered into on September 30, 2010, contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2011, the Leverage Ratio stood at approximately 2.2 to one, constant as compared to 2.2 to one as of December 31, 2010.  The financial covenant in the above-referenced principal credit facilities would permanently fall away were the Company to meet certain defined rating criteria.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2010 and December 31, 2011.

As of December 31, 2011, ArcelorMittal had guaranteed approximately $1.0 billion of debt of its operating subsidiaries and $1.3 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.  Pursuant to amendment agreements entered into on March 18, 2011, the above-referenced principal credit facilities no longer contain covenants involving restrictions on dividends, capital expenditures or acquisitions.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2011.

Type of Indebtedness as of December 31, 2011	Repayments amount per year (in billions of $)
	2012	2013	2014	2015	2016	>2016	Total
Term loan repayments
– Convertible bonds(1)	—	0.1	2.1	—	—	—	2.2
– Bonds	—	3.4	1.3	1.7	1.8	9.2	17.4
Subtotal	—	3.5	3.4	1.7	1.8	9.2	19.6
Long-term revolving credit facilities
– $6 Billion Facility	—	—	—	—	1.7	—	1.7
– $4 Billion Facility	—	—	—	—	—	—	—
– $300 Million Facility	—	—	—	—	—	—	—
Commercial paper(2)	0.6	—	—	—	—	—	0.6
Other loans	2.2	0.5	0.3	0.3	0.7	0.5	4.5
Total Gross Debt	$ 2.8	$ 4.0	$ 3.7	$ 2.0	$ 4.2	$ 9.7	$ 26.4

(1)      Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 and May 6, 2009, respectively, as well as of the $750 million mandatory convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) in December 2009. In April 2011, the conversion date of the mandatory convertible bond was extended to January 31, 2013. On September 27, 2011, the Company increased the amount of the mandatory convertible bond by $250 million to a total outstanding principal amount of $1 billion. In December 2010, ArcelorMittal acquired certain call options on its own shares in order to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 and its U.S. dollar-denominated 5% convertible bonds due 2014.

(2)      Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2011 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$6 Billion Facility	$ 6.0	$ 1.7	$ 4.3
$4 Billion Facility	$ 4.0	—	$ 4.0
$300 Million Facility	$ 0.3	—	$ 0.3
Total committed lines	$ 10.3	$ 1.7	$ 8.6

The average debt maturity of the Company was 6.3 years as of December 31, 2011, as compared to 5.1 years as of December 31, 2010.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2011 is set forth in Note 15 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into the $6 Billion Facility, which may be utilized for general corporate purposes and which matures in 2016.  The $6 Billion Facility replaced the Company’s previous €17 billion credit facility dated November 30, 2006 (the “€17 Billion Facility”) after it was fully repaid and cancelled on March 31, 2011.  As of December 31, 2011, $1.7 billion of principal was outstanding under the $6 Billion Facility.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes which replaced the Company’s previous $4 billion revolving credit facility dated May 13, 2008 and the related $3.25 billion forward start facility dated February 13, 2009. These facilities were cancelled on May 12, 2010 (following this cancellation, neither of the forward-start facilities entered into by the Company during the first half of 2009 remain in effect). On September 30, 2011, the maturity date of the $4 Billion Facility was extended to May 6, 2015. As of December 31, 2011, the $4 Billion Facility remains fully available.

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of $300 million. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of $300 million, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. As of December 31, 2011, one facility was cancelled and the other facility remained fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”), which replaced an $800 million multi-currency letter of credit facility entered into on December 30, 2005. The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On September 30, 2011, the maturity of the Letter of Credit Facility was extended from September 30, 2015 to September 30, 2016.

2011 Capital Markets Transactions

On March 7, 2011, ArcelorMittal completed an offering of three series of U.S. dollar-denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes due 2016, $1.5 billion aggregate principal amount of 5.50% Notes due 2021 and $1 billion aggregate principal amount of 6.75% Notes due 2041. The proceeds were used to prepay the last two term loan installments under the €17 Billion Facility.

On April 20, 2011, the conversion date of the $750 million mandatory convertible bond was extended from May 25, 2011 to January 31, 2013.

On September 27, 2011, the Company increased the size of the $750 million mandatory convertible bond by $250 million to $1 billion.

On December 9, 2011, ArcelorMittal completed a private placement of €125 million of 6.20% notes due in 2016, under its wholesale EMTN program established on September 29, 2011.

Other Outstanding Loans and Debt Securities

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed-rate bonds bearing interest at 4.625% due November 7, 2014.

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is in January 2015. The amount outstanding under these loans in the aggregate as of December 31, 2011 was $118 million, as compared to $178 million as of December 31, 2010. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009.

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

In 2009, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions included the issuance of the following instruments that remain outstanding:

•         an offering of €1.25 billion (approximately $1.6 billion) of 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares (OCEANEs) due 2014 which closed on April 1, 2009;

•         an offering of U.S. dollar-denominated 5% convertible bonds due 2014 for $800 million which closed on May 6, 2009;

•         an offering of two series of U.S. dollar-denominated bonds (9% Notes due 2015 and 9.85% Notes due 2019) totaling $2.25 billion which closed on May 20, 2009;

•         an offering of two series of euro-denominated notes (8.25% Notes due 2013 and 9.375% Notes due 2016) totaling €2.5 billion ($3.5 billion) which closed on June 3, 2009;

•         an offering of $1 billion of U.S. dollar-denominated 7% notes due 2039 which closed on October 1, 2009; and

•         a private placement of a $750 million, 17-month mandatory convertible bond by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.), with the proceeds invested in notes linked to shares of Erdemir of Turkey and Macarthur Coal Limited of Australia, both of which were publicly-listed companies in which ArcelorMittal held a minority stake. In ArcelorMittal’s consolidated financial statements for the year ended

December 31, 2009, the mandatory convertible bond was recorded as non-controlling interests of $695 million ($684 million net of fees and tax) and $55 million as debt.  As a result of the completion of the sale of the shares in Macarthur on December 21, 2011, the notes linked to the Macarthur shares were subject to an early redemption for $1,208 million. The proceeds from the redemption of the notes were placed with Crédit Agricole until January 17, 2012. On that date, notes linked to China Oriental Group Company Ltd were issued by a subsidiary of ArcelorMittal.

Commercial Paper Program

ArcelorMittal has a €2.0 billion commercial paper program in the French market, which had approximately €0.5 billion ($0.6 billion) outstanding as of December 31, 2011 as compared to €1.7 billion ($2.2 billion) as of December 31, 2010.

True Sale of Receivables (“TSR”) Programs

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2011 of €2,540 million, $900 million and CAD 215 million, referred to as True Sale of Receivables (“TSR”) programs. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2009, 2010 and 2011 was $21.8 billion, $29.5 billion and $35.3 billion, respectively (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2010 and 2011 were $110 and $152 million, respectively.

Earnings Distribution

Considering the worsening global economic conditions since September 2008, ArcelorMittal’s Board of Directors recommended on February 10, 2009, a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010 and 2011. Quarterly dividend payments took place on March 14, 2011, June 14, 2011, September 12, 2011 and December 12, 2011.

The Board of Directors will submit to the approval of the shareholders at the annual general meeting of shareholders to be held in May 2012 a proposal to maintain the quarterly dividend at $0.1875 per share, with dividends payments to occur on a quarterly basis in 2012. The dividend payment calendar is available on www.arcelormittal.com.

ArcelorMittal held 12.0 million shares in treasury as of December 31, 2011, as compared to 12.4 million shares as of December 31, 2010. As of December 31, 2011, the number of treasury shares was equivalent to approximately 0.77% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow Year ended December 31,
	2010	2011
	(in $ millions)
Net cash provided by operating activities	4,015	1,777
Net cash used in investing activities	(3,438)	(3,678)
Net cash used in financing activities	(7)	(540)

Net Cash Provided by Operating Activities

For the year ended December 31, 2011, net cash provided by operating activities decreased to $1.8 billion, as compared with $4.0 billion for the year ended December 31, 2010, mainly because of operating working capital deployment. The net cash provided by operating activities was negatively impacted by a $3.8 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $3.1 billion; accounts receivable increased by $0.7 billion and accounts payable decreased by $0.1 billion.  The increase in inventories was largely attributable to higher raw material prices and higher levels of steel production compared to 2010. The year-on-year decrease in net cash provided by operating activities was reduced somewhat by strong operating cash flow generation in the fourth quarter ($2.9 billion) driven by a $1.8 billion release of working capital (itself resulting largely from lower inventories), which was a reversal of the trend of an investment in working capital in the first three quarters of 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.7 billion for the year ended December 31, 2011 as compared to $3.4 billion in 2010, primarily due to higher capital expenditures, as well as inflows of $796 million from the sale of the Company’s stake in MacArthur Coal and $129 million from the sale of the Company’s 12% stake in Baosteel-NSC/Arcelor (BNA) Automotive Co.

Capital expenditures totaled $4.8 billion for the year ended December 31, 2011 as compared with $3.3 billion for the year ended December 31, 2010. The Company currently expects that capital expenditures for the year ended December 31, 2012 will amount to approximately $4.0 to $4.5 billion, most of which relates to the maintenance and improvement of existing sites (including health and safety investments). Growth capital expenditure is expected to target mainly mining projects.

ArcelorMittal’s major capital expenditures in the year ended December 31, 2011 included the following major projects: Liberia greenfield mining project; Andrade capacity expansion plan in Andrade mine in Brazil; capacity expansion plan in ArcelorMittal Mines in Canada; optimization of galvanizing and galvalume operations in Dofasco, Canada; Baffinland project in Canada; and a capacity expansion plan in Monlevade, Brazil. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $0.5 billion for the year ended December 31, 2011, as compared to $7 million in 2010. The increase in cash used in financing activities was primarily due to an increase in debt repayments, offset by proceeds of long-term debt, primarily due to bond issuances and drawdowns on credit facilities. Net cash used in financing activities also included outflow for purchases of non-controlling interests, offset by proceeds from the increase in the outstanding amount of the mandatory convertible bonds.

Dividends paid during the year ended December 31, 2011 were $1.2 billion, including $1,162 million paid to ArcelorMittal shareholders and $32 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2010 were $1.3 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $56.7 billion at December 31, 2011, as compared to $62.4 billion at December 31, 2010, primarily due to the stainless spin-off for $4.0 billion on January 25, 2011 and the dividend distribution for $1.2 billion. See Note 17 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2011.

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

Net Cash Provided by Operating Activities

For the year ended December 31, 2010, net cash provided by operating activities decreased to $4.0 billion, as compared with $7.3 billion for the year ended December 31, 2009, mainly because of operating working capital deployment. The net cash provided by operating activities was reduced by a $2.5 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $5.5 billion; accounts receivable increased by $0.4 billion and accounts payable increased by $3.4 billion. The increase in inventories was largely attributable to higher raw material prices and higher levels of steel production compared to a year earlier.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.4 billion for the year ended December 31, 2010, as compared to $2.8 billion in 2009, primarily due to higher capital expenditures.

Capital expenditures totaled $3.3 billion for the year ended December 31, 2010 as compared with $2.7 billion for the year ended December 31, 2009.  ArcelorMittal’s major capital expenditures in the year ended December 31, 2010 included the following major projects: Liberia greenfield mining project; a new hot dipped galvanizing line in Vega do Sul in Brazil; primary steel-making optimization to increase slab capacity and optimization of galvanizing and galvalume operations in Dofasco, Canada; replacement of spirals for enrichment in ArcelorMittal Mines Canada and a capacity expansion plan in Monlevade, Brazil. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

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

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2010 and 2011 amounted to $322 million and $306 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment for the first half of 2012 is expected to be lower than the first half of 2011 and higher than the second half of 2011, supported by continued progress on management gains and asset optimization plans.  The Company expects steel shipments in the first half of 2012 to be at a similar level to the first half of 2011. Mining production is expected to be higher than in the first half of 2011 in line with plans to increase full year 2012 own iron ore and coal production by approximately 10%.  A further reduction in net debt is anticipated due to a continued focus on working capital management and non-core asset divestments.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. See Note 22 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2011, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2011, various long-term obligations that will become due in 2012 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2011, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt and Lease Obligations—scheduled repayments—Note 15 to the ArcelorMittal Consolidated Financial Statements	24,887	1,253	7,692	6,245	9,697
Operating Lease Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	2,410	416	669	451	874
Environment Commitments(1) and asset retirement obligation—Note 20 and Note 24 to the ArcelorMittal Consolidated Financial Statements	1,100	116	225	92	667
Purchase Obligations—Note 22 to the ArcelorMittal Consolidated Financial Statements	22,137	7,810	6,085	2,875	5,367
Funding Contribution to the pension and post-employment plans(2)	1,159	1,159	-	-	-
Scheduled interest payments (3)	9,518	1,352	3,368	812	3,986
Other Long-Term Liabilities	532	-	67	18	447
Acquisition/Investment Commitments—Note 22 to the ArcelorMittal Consolidated Financial Statements	1,101	459	576	66	-
Total	62,844	12,565	18,682	10,559	21,038

(1)      ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

(2)     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

(3)      In determining the future interest payments on its variable interest debt ArcelorMittal used the interest rates applicable as of December 31, 2011.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2011. Also included are liabilities related to environmental matters, which are further discussed in Note 24 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 22 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM  6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

ArcelorMittal places a strong emphasis on corporate governance. As of the date hereof, ArcelorMittal had seven independent directors on its ten member Board of Directors. See “Item 6C—Board Practices/Corporate Governance”. ArcelorMittal’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of independent directors and one-half of the members of ArcelorMittal’s Risk Management Committee is required to be independent.

Board of Directors

ArcelorMittal’s annual general meeting of shareholders on May 10, 2011 acknowledged the expiration of the terms of office of the following directors: Mr. Lakshmi N. Mittal, Mr. Antoine Spillmann, Mr. Lewis B. Kaden and HRH Prince Guillaume de Luxembourg. At the same meeting, the shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Antoine Spillmann, Mr. Lewis B. Kaden and HRH Prince Guillaume de Luxembourg for a new term of three years. The Board of Directors proposed to elect Mr. Bruno Lafont as a new Board Member, and the shareholders elected him for a three-year term on May 10, 2011. Mr. Bruno Lafont is considered an independent director.

As a result of these changes, the Board of Directors is composed of ten directors, of whom nine are non-executive directors and seven are independent directors. The directors are: Mr. Lakshmi N. Mittal, Ms. Vanisha Mittal Bhatia, Mr. Antoine Spillmann, Mr. Wilbur L. Ross, Mr. Lewis B. Kaden, Mr. Narayanan Vaghul, Mr. Jeannot Krecké, H.R.H. Prince Guillaume de Luxembourg, Ms. Suzanne P. Nimocks and Mr. Bruno Lafont. The Board of Directors comprises one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Lewis B. Kaden is the Lead Independent Director.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries providing for benefits upon the termination of their terms.

The members of the ArcelorMittal Board of Directors as of the date hereof are as set forth below:

Name	Age(5)	Date Joined Board(6)	End of Term at here to be held in	Position within ArcelorMittal
Lakshmi N. Mittal	61	May 1997	2014	Chairman of ArcelorMittal’s Board of Directors and Chief Executive Officer
Lewis B. Kaden (2)(4)	69	April 2005	2014	Member of ArcelorMittal’s Board of Directors (Lead Independent Director)
Vanisha Mittal Bhatia	31	December 2004	2013	Member of ArcelorMittal’s Board of Directors
Narayanan Vaghul(1)(2)(4)	75	July 1997	2012	Member of ArcelorMittal’s Board of Directors
Wilbur L. Ross(1)(4)	74	April 2005	2012	Member of ArcelorMittal’s Board of Directors
Jeannot Krecké(3)	61	January 2010	2013	Member of ArcelorMittal’s Board of Directors
Antoine Spillmann(1)(3)(4)	48	October 2006	2014	Member of ArcelorMittal’s Board of Directors
HRH Prince Guillaume de Luxembourg(2)(4)	48	October 2006	2014	Member of ArcelorMittal’s Board of Directors
Suzanne P. Nimocks(2)(3)(4)	52	January 2011	2013	Member of ArcelorMittal’s Board of Directors
Bruno Lafont(1)(4)	55	May 2011	2014	Member of ArcelorMittal’s Board of Directors

(1)    Audit Committee

(2)    Appointments, Remuneration and Corporate Governance Committee

(3)    Risk Management Committee

(4)    “Non-executive” and independent director

(5)    Age as of December 31, 2011

(6)    Of ArcelorMittal or its predecessor Mittal Steel

The business address of each of the members of ArcelorMittal’s Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 61, is the Chairman and CEO of ArcelorMittal. Mr. Mittal started his carreer in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including the boards of Goldman Sachs and European Aeronautic Defence & Space Company (EADS) N.V. He is a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the Ukrainian President’s Domestic and Foreign Investors Advisory Council, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management and on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s then-leading steel producer. In 2006 he merged Mittal Steel and Arcelor to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010 he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia.  Mr. Mittal is a citizen of India.

Lewis B. Kaden, 69, is the Lead Independent Director of ArcelorMittal. He has approximately 39 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Vice Chairman of Citigroup. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden is a citizen of the United States of America. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows:

•         Coordination of activities of the other Independent Directors;

•         Liaison between the Chairman and the other Independent Directors;

•         Calling meetings of the Independent Directors when necessary and appropriate; and

•         Such other duties as are assigned from time to time by the Board of Directors.

Vanisha Mittal Bhatia, 31, was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004.  She has a Bachelor of Arts degree in Business Administration from the European Business School and has worked at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH, an Internet-based venture capital fund, within the procurement department of Mittal Steel, in charge of a cost-cutting project, and is currently Head of Strategy for Aperam.  She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Bhatia is a citizen of India.

Narayanan Vaghul, 75, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 74, is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. WL Ross & Co is part of Invesco Private Capital, a listed company, of which Mr. Ross is Chairman. Mr. Ross is also the Chairman and Chief Executive Officer of Invesco subsidiaries WLR Recovery Fund L.P., WLR Recovery Fund II L.P., WLR Recovery Fund III, WLR Recovery Fund IV, WLR Recovery Fund V, Asia Recovery Fund, Asia Recovery Fund Co-Investment, Absolute Recovery Hedge Fund and American Home Mortgage Servicing Inc., none of which is listed. Mr. Ross is the Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group  and Diamond Shipping, which are unlisted companies, and of the Japan Society and the Economics Studies Council of the Brookings Institution, which are non-profit entities. Mr. Ross is a director of International Automotive Components and Compagnie Européenne de Wagons SARL (Luxembourg), both non-listed companies. Mr. Ross is also a director of the Yale School of Management. Previously, Mr. Ross was an Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000, and the Chairman of the Smithsonian Institution National Board. Mr. Ross was also the Chairman of the International Steel Group since its inception until April 2005, when it merged into Mittal Steel Company NV. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 61, started his university studies at the Université libre de Bruxelles (ULB) in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He followed various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Jeannot Krecké was appointed Minister of the Economy and Foreign Trade and Minister of Sport of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Jeannot Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Jeannot Krecké represents the Luxembourg government at the Council of Ministers of the European Union in the Internal Market and Industry sections of its Competitiveness configuration as well as in the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Jeannot Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 48, worked for leading investment banks in London from 1986 to 2000. He is now an asset manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva. Mr.

Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a citizen of Switzerland.

H.R.H. Prince Guillaume de Luxembourg, 48, worked for five years at the International Monetary Fund in Washington, D.C., and spent two years working for the Commission of European Communities in Brussels. Prince Guillaume headed a governmental development agency, Lux-Development, for 12 years. He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, D.C., from which he graduated in 1987. HRH Prince Guillaume de Luxembourg is a citizen of Luxembourg.

Suzanne P. Nimocks, 52, was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation and Rowan Companies Inc, both listed companies, and Valerus, a private company. Encana is a major natural gas company, Rowan Companies provides drilling services for the oil and gas industry and Valerus provides services for oil and gas production. In the non-profit sector, she serves on the board of directors of the Houston Zoo and she is expected to assume the chairmanship of its board of directors on July 1, 2012. Ms. Nimocks is a citizen of the United States of America.

Bruno Lafont, 55, began his career at Lafarge in 1983 and has held numerous positions in finance and international operations. In 1995, Mr. Lafont was appointed Group Executive Vice-President, Finance, then Executive Vice-President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer since January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007. Bruno Lafont is presently chairing the Energy & Climate Change Working Group of the European Roundtable of Industrialists. Bruno Lafont is Special Adviser to the Mayor of Chongqing (China), President of the EPE French Association (“Enterprises for Environment”), a Board Member of EDF and a Board Member of ArcelorMittal. Born in 1956, Bruno Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Senior Management

The members of ArcelorMittal’s senior management as of the date hereof are as set forth below:

Name	Age(1)	Position
Bhikam Agarwal	59	Executive Vice President, Head of Finance
Vijay Bhatnagar	64	Executive Vice President, CEO India and China
Davinder Chugh	55	Member of the Group Management Board, Responsible for Shared Services and member of the Investment Allocation Committee
Jefferson de Paula	53	Executive Vice President, CEO Long Carbon Americas
Phil du Toit	59	Executive Vice President, Head of Mining Projects and Exploration
Robrecht Himpe	53	Executive Vice President, CEO Flat Carbon Europe
Peter Kukielski	55	Member of the Group Management Board, Head of Mining
Sudhir Maheshwari	48	Member of the Group Management Board, Responsible for Corporate Finance, M&A and Risk Management, India and China
Aditya Mittal	35	CFO, Member of the Group Management Board, with additional responsibility for Flat Carbon Europe, Investor Relations and Communications
Lakshmi N. Mittal	61	Chairman and Chief Executive Officer
Michael Pfitzner	62	Executive Vice President, Head of Marketing and Commercial Coordination
Arnaud Poupart-Lafarge	46	Executive Vice President, CEO Long Carbon Europe (including Annaba, Bosnia, Ostrava and Sonasid)
Michael Rippey	54	Executive Vice President, CEO USA
Lou Schorsch	62	Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive and member of the Investment Allocation Committee
Bill Scotting	53	Executive Vice President, Head of Strategy
Willie Smit	54	Executive Vice President, Head of Human Resources
Gonzalo Urquijo	50

Member of the Group Management Board; Responsible for AACIS (excluding China and India), Distribution Solutions, Tubular Products, Corporate Responsibility, Investment Allocation Committee (“IAC”) Chairman

Michel Wurth	57	Member of the Group Management Board Responsible for Long Carbon Worldwide

(1)    Age on December 31, 2011

Bhikam Agarwal, Executive Vice President, Head of Finance.  Mr. Bhikam Agarwal is an Executive Vice President and Head of Finance of ArcelorMittal and Member of the ArcelorMittal Group Management Committee. Mr. Agarwal has over 35 years of leadership experience in steel and related industries. Mr. Agarwal has played a key role in shaping the strategy of the Group since its inception and its Finance function over the past three decades. In 1976, he assumed the responsibility of CFO of Ispat Indo. He has held several executive management positions for Ispat Indo and CFO and Management Committee Member of The Mittal Group, the positions which he held until 2004. During this period he was responsible for developing and deploying the financial strategy of the company including mergers, acquisitions and integration. In 1997, he successfully led the launch of Mittal Steel’s IPO.  Over the past several decades Mr. Agarwal has built a strong Finance function with state-of-the-art systems and processes and governance that have successfully supported the growth strategy of ArcelorMittal and certain of its predecessor companies. Mr. Agarwal serves on the Board of various ArcelorMittal subsidiaries including ArcelorMittal Brazil and ArcelorMittal Krivy Rih. Mr. Agarwal is a citizen of the United Kingdom.

Vijay Bhatnagar, Executive Vice President, CEO India and China. Prior to his current role as CEO India and China, Mr. Bhatnagar was the Chief Executive Officer of ArcelorMittal Eastern Europe (Poland, Czech Republic and Romania). Prior to that, he served as CEO of Mittal Steel Poland. He has also served as Chief Operating Officer of Mittal Steel Temirtau, Kazakhstan and Managing Director of Mittal Steel Lazaro Cardenas, Mexico. Prior to joining Mittal Steel in 2002, in Mexico, Mr. Bhatnagar had over 34 years of experience in aluminum and electronics industries in India. Mr. Bhatnagar holds a bachelor’s degree in Metallurgical Engineering and is an alumnus of the Advanced Management Program of Harvard Business School. Mr. Bhatnagar is a citizen of India.

Davinder Chugh, Member of the Group Management Board, Responsible for Shared Services (reporting to CEO), Member of Investment Allocation Committee. Mr.  Davinder Chugh has over 33 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services until 2007. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh also worked in South Africa from 2002 after the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA.  Mr. Chugh is a citizen of India.

Jefferson de Paula, Executive Vice President, Long Carbon Americas. Mr. Jefferson de Paula was previously the CEO of the Long Carbon Americas Business Unit South. After almost ten years of experience in the Brazilian steel industry, Jefferson joined the Group in 1993 as General Manager of Belgo Mineira's Vitória plant in Brazil. In 2001, he moved to Acindar in Argentina as Executive Industrial Vice President Steel Business. He has been Industrial and Commercial Vice President of Acindar since 2006. In 2008, Jefferson joined Long Carbon Europe as Head of Sections, Rails, Piles and Special Sections Operations. Jefferson is a graduate in Metallurgical Engineering from the Universidade Federal Fluminense, Brazil, and holds a Master's degree in Financial Business and Marketing from Universidad Austral, Argentina. Mr. de Paula is a citizen of Brazil.

Phil du Toit, Executive Vice President, Head of Mining Projects and Exploration. Mr. Philippus F. (Phil) du Toit has joined the Group as Executive Vice President of ArcelorMittal and Head of Mining Projects and Exploration in November 2008. Mr. du Toit reports to Peter Kukielski, Senior Executive Vice President of ArcelorMittal. Prior to moving to ArcelorMittal, Mr. du Toit was Chief Executive Officer Goro and Project Director at Vale Inco Ltd, a subsidiary of leading mining company Vale. Mr. du Toit started his career in 1976 as an Assistant Engineer for the Department of Water Affairs and Forestry in South Africa. From 1980 to 1983, he was a Resident Engineer, Coal Handling & Processing Facilities, Gencor at Van Eck & Lurie, a South African minerals processing company. Between 1983 and 1997, Mr. du Toit pursued his career at former Gencor Ltd., South Africa, where he held the position of Project Engineer and then Project Manager before being promoted to Project Director. He was appointed Operations Director at Voest Alpine in 1997 before joining the Diavik Diamond Mines division of Rio Tinto Ltd. in 2000 as Vice President Project and Operations and later President and Chief Operating Officer. In 2003, he joined Inco Ltd where he was the Managing Director of Voisey’s Bay Nickel Company before being named Vice President Projects. Since 2007, he has been Chief Executive Officer Goro and Executive Vice President Projects and Development for Vale Inco Ltd. Mr. du Toit holds a Bachelor of Science degree in civil engineering from the University of Pretoria, South Africa. Mr. du Toit is a citizen of Canada.

Robrecht Himpe, Executive Vice President, CEO Flat Carbon Europe.  Prior to becoming a Member of the Management Committee and CEO Flat Carbon Europe, Mr. Robrecht Himpe had held the position of Chief Operating Officer of Flat Carbon Western Europe (FCWE) since 2007. In 2006, he was responsible for FCWE Upstream Competence Domain. In 2003, he took over the function of Operational Director in Arcelor Asturias and in 2001 he was appointed Operational Director of Arcelor Bremen. In 1995, he became responsible for the Sidmar Gent Cold Rolling department. He started his career in 1981 in the Sidmar Gent Hot Strip Mill. Mr. Himpe is an Electrotechnical Engineer and a graduate from the University of Gent in Belgium. Mr. Himpe is a citizen of Belgium.

Peter Kukielski, Senior Executive Vice President, Head of Mining and Member of the Group Management Board.  Mr.  Peter Kukielski was appointed Senior Executive Vice President and Head of Mining in December 2008. Mr. Kukielski is responsible for the Company’s mining business and for driving its development.  On January 1, 2010, Mr. Kukielski was appointed to the Company’s Group Management Board. Mr. Kukielski was previously the Executive Vice President and Chief Operating Officer of Teck Cominco Limited. Prior to joining Teck Cominco, he was Chief Operating Officer of Falconbridge Limited before which he held senior engineering and project management positions with BHP Billiton and Fluor Corporation. Mr. Kukielski holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University. Mr. Kukielski is a citizen of the United States.

Sudhir Maheshwari, Member of the Group Management Board, Responsible for Corporate Finance, M&A and Risk Management, India and China. Mr. Sudhir Maheshwari  is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 25 years’ experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger, and turnaround and integration activities thereof. He also plays a key leading role in various corporate finance, funding and capital market transactions. This includes the award-winning refinancing of the company’s debt in 2009 as well as the initial public offering in 1997. Over a 24-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of Directors of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India. Mr. Maheshwari is a citizen of India.

Aditya Mittal, Chief Financial Officer of ArcelorMittal with additional responsibility for Flat Carbon Europe, Investor Relations and Communications, and Member of the Group Management Board. Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and CFO of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides the Merger & Acquisitions responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As CFO of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization, a Board member at the Wharton School and a member of the Board of Directors of PPR. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Michael Pfitzner, Executive Vice President, Head of Marketing and Commercial Coordination.  Mr.  Michael Pfitzner joined Mittal Steel as Director of Marketing in February 2006. He has over 25 years of extensive industry experience in commercial functions with several steel companies namely Mannesmann, Saarstahl, ThyssenKrupp Stainless and Salzgitter. In his last assignment at Salzgitter, where he worked for nearly five years, Michael was a member of the Executive Board responsible for Sales and Distribution. Mr. Pfitzner has a degree in Economics from the University of Bonn, Germany. Mr. Pfitzner is a citizen of Germany.

Arnaud Poupart-Lafarge, Executive Vice President, CEO Long Carbon Europe (including Annaba, Bosnia, Ostrava and Sonasid).  Mr.  Arnaud Poupart-Lafarge has over 20 years of experience in the steel industry. He was appointed Member of the Management Committee in 2008 as Executive Vice President and CEO of Africa and CIS, and returned in December 2010 as Executive Vice President and CEO of Long Carbon Europe. Since joining a predecessor company to the ArcelorMittal group in 1990, Mr. Poupart-Lafarge has held various positions in production, commercial and business development activities, in France, Spain and Luxembourg. He is a graduate engineer from Ecole Polytechnique in France and holds a Master of Science in Economics from Stanford University in the United States. Mr. Poupart-Lafarge is a citizen of France.

Michael G. Rippey, Executive Vice President, CEO USA.  Mr.  Michael Rippey was appointed President and Chief Executive Officer of Mittal Steel USA in August 2006. Previously, he had been the Company’s Executive Vice President, Sales & Marketing, since April 2005, with direct responsibility for sales and marketing of light flat-rolled and plate products. From January 2004, Mr. Rippey was Executive Vice President, Commercial, and Chief Financial Officer, at Ispat Inland Inc., a predecessor company. He joined the company in June 1998. He has a bachelor’s degree in marketing from Indiana University, Bloomington, a master’s degree in banking and finance from Loyola University, Chicago, and a master of business administration degree from the University of Chicago. Mr. Rippey is a citizen of the United States of America.

Lou Schorsch, Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive and member of the Investment Allocation Committee. Dr. Louis Schorsch was elected to the Group Management Board in May 2011. Prior to this appointment he had been President and Chief Executive Officer of

Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become CEO of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Mr. Schorsch is a citizen of the United States of America.

Bill Scotting, Executive Vice President, Head of Strategy.  Mr. Bill Scotting joined the Mittal Steel group in September 2002 to lead its Performance Enhancement activities, becoming responsible for Strategy in July 2007. Formerly an Associate Principal at McKinsey & Company, Mr. Scotting has over 25 years experience in the metals and mining industry in technical, operations management and consulting roles. He has also held positions at BHP Steel, Pioneer Concrete UK, the Mascott Partnership and CRU International. Mr. Scotting holds a Bachelor of Science degree in Metallurgy from the University of Newcastle in Australia, where he was awarded the Australasian Institute of Metals Prize for Metallurgy, and a Masters of Business Administration (with distinction) from Warwick Business School in the United Kingdom.  Mr. Scotting is a member of the World Economic Forum’s Global Agenda Council for Mining & Metals. Mr. Scotting is a citizen of Australia.

Willie Smit, Executive Vice President of ArcelorMittal, Head of Human Resources. Mr. Smit is Executive Vice President and Head of Human Resources with effect from October 1, 2010. Since joining the group in May 2005 he was General Manager HR Europe, Vice President Human Resources Asia Africa, Mining and Stainless Steel (“AAMS”) and Vice President Employee Relations. Before joining ArcelorMittal he held various Senior Human Resource positions in Mining, Manufacturing and Construction in South Africa before moving into the position of Vice President Human Resources of Siberian Ural Aluminium (SUAL) Russia. Mr. Smit holds a Clinical Psychology degree from the University of Johannesburg, South Africa. Mr. Smit is a citizen of The Netherlands.

Gonzalo Urquijo, Member of the Group Management Board: Responsible for AACIS (excluding China and India), Distribution Solutions, Tubular Products, Corporate Responsibility, Investment Allocation Committee (IAC) Chairman. Mr.  Gonzalo Urquijo previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later Co-CEO. Mr. Urquijo is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid. Mr. Urquijo is a citizen of Spain.

Michel Wurth, Member of the Group Management Board: Responsible for Long Carbon Worldwide.  Before becoming a member of the Group Management Board responsible for Long Carbon Worldwide, Mr. Michel Wurth was between 2006 and June 2011 in charge of Flat Carbon Europe and Global R&D and between 2009 and June 2011 as well in charge of AMDS. He was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel including Auto, Coordination Brazil, R&D and NSC Alliance.  The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Mr. Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives.  Mr. Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998.  Mr. Wurth holds a law degree from the University of Grenoble, France, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics, all with distinction. Mr. Wurth is a citizen of Luxembourg.

B.    Compensation

Board of Directors Compensation

The Appointments, Remuneration and Corporate Governance Committee of ArcelorMittal’s Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors. The total annual compensation of the members of ArcelorMittal’s Board of Directors paid in 2010 and 2011 was as follows:

	Year ended December 31,
(Amounts in $ thousands except option information)	2010	2011
Base salary and/or directors fees	$ 3,366	$ 3,493
Short-term performance-related bonus	692	2,074
Long-term incentives (number of options/RSUs)	56,500	12,500(1)

(1)  No options were granted in 2011 (RSUs were granted; see “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)” below).

The annual compensation paid in 2010 and 2011 to the current and former members of ArcelorMittal’s Board of Directors for services in all capacities was as follows:

(Amounts in $ thousands except option information)	2010(1)	2011(1)	2010 Short-term Performance Related	2011 Short-term Performance Related	2010 Long-term Number of Options	2011 Long-term Number of RSUs
Lakshmi N. Mittal	$ 1,651	$ 1,739(7)	$ 692	$ 2,074	56,500	12,500
Vanisha Mittal Bhatia	172	174	—	—	—	—
Narayanan Vaghul	219	220	—	—	—	—
Suzanne P. Nimocks(2)	—	179	—	—	—	—
Wilbur L. Ross, Jr.	191	194	—	—	—	—
Lewis B. Kaden	264	264	—	—	—	—
François Pinault(3)	159	11	—	—	—	—
José Ramón Álvarez-Rendueles Medina(4)	71	—	—	—	—	—
Bruno Lafont(5)	—	126	—	—	—	—
John Castegnaro(6)	63	—	—	—	—	—
Antoine Spillmann	212	213	—	—	—	—
HRH Prince Guillaume de Luxembourg	180	186	—	—	—	—
Jeannot Krecké	184	187	—	—	—	—

Total	3,366	3,493	692	2,074	56,500	12,500

(1)    Compensation with respect to 2010 (paid after shareholder approval at the annual general meeting held on May 10, 2011) and attendance fees for 2010 amounting to approximately $0.3 million (paid in February 2011) are included in the 2010 column. Compensation with respect to 2011 will be paid in 2012 and is included in the 2011 column.

(2)    Ms. Nimocks was elected to ArcelorMittal’s Board of Directors effective January 25, 2011.

(3)    Mr. Pinault resigned effective as of January 25, 2011.

(4)    The term of Mr. Alvarez Rendueles Medina ended on May 11, 2010.

(5)    Mr. Lafont was elected to ArcelorMittal’s Board of Directors effective May 10, 2011.

(6)    The term of Mr. Castegnaro ended on May 11, 2010.

(7)    These sums include attendance fees of $13,000 paid in relation to 2010. Payment of attendance fees has been suppressed in relation to 2011. The base salary of the CEO has been increased by 3% effective from April 2011.

As of December 31, 2010 and 2011, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors and, as of December 31, 2011, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors. None of the members of the Board of Directors, including the executive director, benefit from an ArcelorMittal pension plan.

The following table provides a summary of the Restricted Share Units (RSU) and the options outstanding and the exercise price of the options granted to ArcelorMittal’s Board of Directors as of December 31, 2011 (in 2003 and 2004, no options were granted to members of ArcelorMittal’s Board of Directors; in 2011, RSUs were granted but no options):

	Options Granted in 2002	Options Granted in 2005	Options Granted in 2006	Options Granted in 2007	Options Granted in 2008	Options Granted in 2009	Options Granted in 2010	RSUs Granted in 2011	Options Total(1)	Weighted Average Exercise Price of Options(1)
Lakshmi N. Mittal	80,000	100,000	100,000	60,000	60,000	60,000	56,500	12,500(1)	516,500	$35.62
Vanisha Mittal Bhatia	—	—	—	—	—	—	—	—	—	—
Narayanan Vaghul	—	—	—	—	—	—	—	—	—	—
Suzanne P. Nimocks(3)	—	—	—	—	—	—	—	—	—	—
Wilbur L. Ross	—	—	—	—	—	—	—	—	—	—
Lewis B. Kaden	—	—	—	—	—	—	—	—	—	—
François Pinault(2)	—	—	—	—	—	—	—	—	—	—
Antoine Spillmann	—	—	—	—	—	—	—	—	—	—
HRH Prince Guillaume de Luxembourg	—	—	—	—	—	—	—	—	—	—
Jeannot Krecké(4)	—	—	—	—	—	—	—	—	—	—
Total	80,000	100,000	100,000	60,000	60,000	60,000	56,500	12,500(1)	516,500	—
Exercise price(5)	$2.15	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	—	$35.62
Term (in years)	10	10	10	10	10	10	10	—	—	—
Expiration date	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—	—

(1)  The RSUs granted are not included in the total or in the weighted average exercise price of options. The corresponding treasury shares will be transferred to the participant on September 29, 2014.

(2)  Mr. Pinault resigned effective as of January 25, 2011.

(3)  Ms. Nimocks was elected to ArcelorMittal’s Board of Directors effective January 25, 2011.

(4)  Mr. Lafont was elected to ArcelorMittal’s Board of Directors effective May 10, 2011.

(5)  Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio.  The table above reflects this adjustment.

Senior Management Compensation

The total compensation paid in 2011 to members of ArcelorMittal’s senior management listed in Item 6A (including Mr. Lakshmi N. Mittal in his capacity as CEO) was $16.2 million in base salary (including certain allowances paid in cash, such as allowances relating to car, petrol, lunch and financial services) and $17.2 million in short-term performance-related variable pay consisting of a bonus linked to 2010 results. The bonus linked to 2010 results was paid fully in cash, unlike the bonus linked to the 2009 results which was paid partly in 2009 and partly in 2010, and partly in cash and partly in shared-based compensation. The base salaries were increased by an average percentage of 2.7% (promotions not included) effective April 2011.

During 2011, approximately $1.5 million was accrued by ArcelorMittal to provide pension benefits to senior management. No loans or advances to ArcelorMittal’s senior management were made during 2011, and no such loans or advances were outstanding as of December 31, 2011.

Compensation Policy

Scope

ArcelorMittal’s compensation philosophy and framework apply to the following group of senior managers:

•         the Chief Executive Officer;

•         the seven members of the Group Management Board; and

•         the ten Executive Vice Presidents.

The compensation philosophy and governing principles also apply, with certain limitations, to a wider group of employees that includes Vice Presidents, General Managers and Managers.

Compensation Philosophy

ArcelorMittal’s compensation philosophy for its senior managers is based on the following principles:

•         Provide total compensation competitive with executive compensation levels of a peer group composed of a selection of industrial companies of a similar size and scope;

•         Encourage and reward performance that will lead to long-term enhancement of shareholder value;

•         Promote internal pay equity and provide “market” median (determined by reference to its identified  peer group) base pay levels for ArcelorMittal’s senior managers with the possibility to move up to the third quartile of the market base pay levels depending on performance over time; and

•         Promote internal pay equity and target total direct compensation (base pay, bonus, and long- term incentives) levels for senior managers at the third quartile percentile of the market.

Compensation Framework

The Appointments, Remuneration and Corporate Governance Committee of ArcelorMittal’s Board of Directors draws up proposals annually on senior management compensation for the Board of Directors’s consideration. Such proposals relating to compensation comprise the following elements:

•         Fixed annual salary;

•         Short-term incentives: performance bonus; and

•         Long-term incentives: stock options (until May 2011), Restricted Share Units and Performance Share Units (after May 2011).

Fixed Annual Salary

Base salary levels are reviewed annually to ensure that ArcelorMittal remains competitive with market median base pay levels.

Short-Term Incentives: Performance Bonus

ArcelorMittal has a short-term incentive plan in place which consists of a performance bonus plan. The performance of the ArcelorMittal group as a whole, the performance of the relevant business units, the achievement of objectives specific to the department, and the individual employee’s overall performance and potential determine the outcome of the bonus calculation for each employee.

The calculation of ArcelorMittal’s 2011 performance bonus is aligned with ArcelorMittal’s strategic objectives of improving health and safety performance and our overall competitiveness.

•         No performance bonus will be triggered if the achievement level of the performance measures is less than the threshold of 80%;

•         Achievement of 100% of the performance measure yields 100% of the performance bonus pay-out;

•         Achievement of more than 100% and up to a ceiling of 120% of the performance measures generates a higher performance bonus pay-out, except as explained below.

The performance bonus for each individual is expressed as a percentage of his or her annual base salary. Performance bonus pay-outs may range from 50% of the target bonus, for achievement of performance measures at the threshold (80%), to up to 150% for an achievement at or in excess of the ceiling of 120%. Between the 80% threshold and the 120% ceiling, the performance bonus is calculated on a proportional, straight-line basis.

For the Chief Executive Officer and the other members of the Group Management Board, the 2011 bonus formula is based on:

•         EBITDA at group level: 60% (this acts as “circuit breaker” with respect to group-level financial performance measures, as explained below);

•         Operating free cash flow (“OFCF”) at group level: 20%; and

•         Health and safety performance at group level: 20%.

EBITDA operating as a “circuit breaker” for financial measures means that the 80% threshold described above must be met for EBITDA in order to trigger any bonus payment with respect to the EBITDA and OFCF performance measures.

For the Chief Executive Officer, the performance bonus at 100% achievement of the business plan is equal to 100% of base salary. For the members of the Group Management Board and the Executive Vice Presidents, the target is set at 80% and 60% of base salary, respectively, with a few exceptions for individuals whose employment agreements provide for a higher percentage for historical reasons.

For Executive Vice Presidents outside of the corporate departments and Shared Services, the 2011 bonus formula contains the same measures as described above, with more weight attributed to these measures at the level of their respective business areas:

•         EBITDA at group level: 20%;

•         EBITDA at business unit level: 30% (this acts as circuit breaker with respect to the financial performance measures, as explained above);

•         OFCF at business unit level (which is a function of EBITDA, CAPEX and Operating Working Capital (“OWC”); the OWC average over the full year is taken into account): 30%; and

•         Health and safety performance at business unit level: 20%.

For the ArcelorMittal Distribution Services (“AMDS”) and Mining segments, the above-mentioned measures have been adapted to the specific characterisics of these businesses. For AMDS, the EBITDA at business level parameter (30% weighting) is replaced by Return on Capital Employed (“ROCE”). For Mining, OFCF and EBITDA at business level are reduced to a weighting of 15% each and an additional parameter is given a weighting of 30%: the Mining Total Shipment Volumes for iron ore and coal.

For Executive Vice Presidents in charge of Shared Services or corporate departments, the 2011 performance bonus formula is based on:

•         EBITDA at group level: 30% (acts as circuit breaker for financial performance measures, as explained above);

•         OFCF at group level: 20%;

•         Health and safety performance at group level: 10% on the average group Lost Time Injury Frequency Rate;

•         Budget of the department: 20%; and

•         Quantified specific measures: 20%.

The different performance measures are combined through a cumulative system: each measure is calculated separately and is added up for the performance bonus calculation.

The individual performance and potential assessment ratings define the individual bonus multiplier that will be applied to the performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.3 may cause the performance bonus pay-out to be higher than 150% of the target bonus, up to 195% of target bonus being the absolute maximum. Similarly, a reduction factor will be applied for those at the lower end. No bonus pay-out is a possible outcome for substandard performance.

The principles of the performance bonus plan, with different weight for performance measures and different levels of target bonus, are applicable to about 2,000 employees worldwide.

Other Benefits

In addition to the compensation elements described above, other benefits may be provided to members of the Group Management Board, the Management Committee and in certain cases other employees. These other benefits can include insurance, housing (in cases of international mobility), car allowances, and tax assistance for employees on international assignments.

Long-Term Incentives: Equity Based Incentives

Share Unit Plan: RSUs and PSUs

The annual shareholders’ meeting on May 10, 2011 approved a new equity-based incentive plan to replace the Global Stock Option Plan. The new plan comprises a Restricted Share Unit Plan (“RSU Plan”) and a Performance Share Unit Plan (“PSU Plan”) designed to incentivize the targeted employees, to improve the long-term performance of the Company and to retain key employees.  Both the RSU Plan and the PSU Plan are intended to promote the alignment of interests between the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company.

The maximum number of Restricted Share Units (each, an “RSU”) and Performance Share Units (each, a “PSU”) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting.

The RSU Plan

The aim of the RSU Plan is to provide a retention incentive to eligible employees. It is subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the ArcelorMittal group.  The RSUs are an integral part of the Company’s remuneration framework in which it serves the specific objective of medium-term and long-term retention.

For the period from the May 2011 annual general shareholders’ meeting to the annual general meeting of shareholders to be held in May 2012, a maximum of 2,500,000 RSUs may be allocated to eligible employees under the RSU Plan. The RSU Plan targets the 500 to 800 most senior managers across the ArcelorMittal group, including the Chief Executive Officer, the other Group Management Board members and the Executive Vice Presidents. In September 2011, a total of 1,303,515 shares under the RSU Plan were granted to a total of 772 employees.

The PSU Plan

The PSU Plan’s main objective is to be an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy.  Awards under the PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant.  The employees eligible to participate in the PSU Plan are a sub-set of the group of employees eligible to participate in the RSU Plan. The target group for PSU grants is primarily the Chief Executive Officer, the other members of the Group Management Board, the Executive Vice Presidents and the Vice Presidents.

For the period from the May 2011 annual general shareholders’ meeting to the annual general meeting of shareholders to be held in May 2012 a maximum of 1,000,000 PSUs may be allocated to eligible employees under the PSU Plan.

The allocation of PSUs is expected to take place in March 2012.

PSUs will vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: Return on Capital Employed (ROCE) and Total Cost of Employment (in USD per tonne) for the steel business (TCOE) and the Mining Volume Plan 2011 for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

The allocation of RSUs and PSUs to members of the Group Management Board and the Management Committee under the RSU Plan and the PSU Plan is reviewed by the Appointments, Remuneration and Corporate Governance Committee, comprised of four independent directors, which makes a recommendation to the full Board of Directors. The Appointments, Remuneration and Corporate Governance Committee also reviews the proposed grants of RSUs and PSUs to eligible employees other than the members of the Group Management Board and the Management Committee and the principles governing their proposed allocation. The committee also decides the criteria for granting PSUs and makes its recommendation to the Board of Directors. These criteria are based on the principle of rewarding performance upon the achievement of clear and measurable metrics for shareholder value creation.

The Global Stock Option Plan

Prior to the adoption of the Share Unit Plan described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan called the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option equals not less than the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

With respect to the spin-off of Aperam, an addendum to the ArcelorMittal Global Stock Option Plan 2009-2018 was adopted to reduce by 5% the exercise prices of existing stock options.  This change is reflected in the information given below.

Year of Grant	Initial Exercise Prices (per option)	New Exercise Prices (per option)
August 2008	$82.57	$78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	38.99	37.03
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27 per share. The options expire on August 3, 2020.  No options were granted in 2011 (RSUs were granted; see “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)” above).

The fair values for options and other share-based compensation are recorded as expenses in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions (based on year of grant and recalculated at the spin-off date of the stainless steel business):

2010
Exercise Price	$ 30.66
Dividend yield	2.02%
Expected annualized volatility	50%
Discount rate—bond equivalent yield	3.21%
Weighted average share price	$ 30.66
Expected life in years	5.75
Fair value per option	$ 17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was $176 million, $133 million and $73 million for each of the years ended December 31, 2009, 2010, and 2011, respectively. At the date of the spin-off of Aperam, the fair values of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of $11 million has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2009, 2010 and 2011:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2009	24,047,380	$2.26–82.57	$ 55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26–33.76	21.27
Forfeited	(223,075)	28.75–82.57	53.42
Expired	(644,431)	2.26–82.57	49.55
Outstanding, December 31, 2010	28,672,974	2.26–82.57	50.95
Exercised	(226,005)	2.15–32.07	27.57
Forfeited	(114,510)	27.31–78.44	40.26
Expired	(662,237)	15.75–78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15–78.44	48.35

Exercisable, December 31, 2011	21,946,104	2.15–78.44	52.47
Exercisable, December 31, 2010	16,943,555	2.26–82.57	56.59
Exercisable, December 31, 2009	11,777,703	2.26–82.57	52.46

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2011:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
78.44	6,468,150	6.60	6,468,150	August 5, 2018
70.81	13,000	5.95	13,000	December 11, 2017
61.09	4,753,137	5.59	4,753,137	August 2, 2017
37.03	1,268,609	1.50	1,268,609	June 30, 2013
36.38	5,889,296	7.60	3,988,364	August 4, 2019
32.07	2,040,380	4.67	2,040,380	September 1, 2016
30.66	5,772,634	8.60	1,949,448	August 3, 2020
27.31	1,244,936	3.65	1,244,936	August 23, 2015
22.56	32,000	6.96	32,000	December 15, 2018
21.14	20,585	6.87	20,585	November 10, 2018
2.15	167,495	0.26	167,495	April 5, 2012
$ 2.15 – 78.44	27,670,222	6.51	21,946,104

For RSUs, the fair value determined at the grant date is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.  In 2011, the compensation expense recognized for the RSUs granted was $2 million.

C.     Board Practices/Corporate Governance

This section provides a summary of the corporate governance practices of ArcelorMittal.

Board of Directors, Group Management Board and Management Committee

ArcelorMittal is governed by a Board of Directors and managed by a Group Management Board. The Group Management Board is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel’s merger with Arcelor), amended in April 2008 and which mostly  expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10—Additional Information—Material Contracts”.

Board of Directors

Composition of the Board of Directors

The Board of Directors is in charge of the overall governance and direction of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members, all of whom, except the Chief Executive Officer, must be non-executive directors. None of the members of the Board of Directors, except for the Chief Executive Officer, may hold an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer. Mr. Mittal was re-elected to the Board of Directors for a three-year term by the annual general meeting of shareholders on May 10, 2011.

The Board of Directors is comprised of 10 members, of which nine are non-executive directors and one is an executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director. Ms. Suzanne P.  Nimocks was elected to the Board of

Directors on January 25, 2011, and Mr. Bruno Lafont was elected to the Board of Directors in May 2011. Mr. François Pinault resigned in 2011.  The Board of Directors now therefore has one additional member.

Seven of the ten members of the Board of Directors are independent. A director is considered “independent” if (a) he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, as amended from time to time, or any successor manual or provisions, subject to the exemptions available for foreign private issuers (the “NYSE standards”), (b) he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and (c) the Board of Directors makes an affirmative determination to this effect. For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. The 10 Principles of Governance of the Luxembourg Stock Exchange, which constitute ArcelorMittal's domestic corporate governance code, require ArcelorMittal to define the independence criteria that apply to its directors.

In line with Luxembourg practice, the Articles of Association do not require directors to be shareholders of the Company.

The Articles of Association provide that directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Other than as set out in the Company’s Articles of Association, no shareholder has any specific right to nominate, elect or remove directors. Directors are elected by the general meeting of shareholders for three-year terms. In the event that a vacancy arises on the Board of Directors for any reason, the remaining members of the Board of Directors may by a simple majority elect a new director to temporarily fulfill the duties attaching to the vacant post until the next general meeting of the shareholders.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term.  The remuneration of the members of the Board of Directors is determined on a yearly basis by the annual general meeting of shareholders.

Operation of the Board of Directors

General

The Board of Directors may engage the services of external experts or advisers as well as take all actions necessary or useful to implement the Company’s corporate purpose.  The Board of Directors (including its three committees) has its own budget, which covers functioning costs such as external consultants, continuing education activities for directors and travel expenses.

Meetings

The Board of Directors meets when convened by the Chairman of the Board or any two members of the Board of Directors. The Board of Directors holds physical meetings at least on a quarterly basis as five regular meetings are scheduled per year. The Board of Directors holds additional meetings if and when circumstances require, in person or by teleconference and can take decisions by written circulation, provided that all members of the Board of Directors agree.

The Board of Directors held eight meetings in 2011. The average attendance rate of the directors at the Board of Directors’ meetings was 96.6%.

In order for a meeting of the Board of Directors to be validly held, a majority of the directors must be present or represented, including at least a majority of the independent directors. In the absence of the Chairman, the Board of Directors will appoint by majority vote a chairman for the meeting in question. The Chairman may decide not to participate in a Board of Directors’ meeting, provided he has given a proxy to one of the directors who will be present at the meeting. For any meeting of the Board of Directors, a director may designate another director to represent him or her and vote in his or her name, provided that the director so designated may not represent more than one of his or her colleagues at any time.

Each director has one vote and none of the directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constituted meeting.

Lead Independent Director

In April 2008, the Board of Directors created the role of Lead Independent Director. His or her function is to:

•         coordinate the activities of the independent directors,

•         liaise between the Chairman of the Board of Directors and the independent directors,

•         call meetings of the independent directors when he or she considers it necessary or appropriate, and

•         perform such other duties as may be assigned to him or her by the Board of Directors from time to time.

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal’s first Lead Independent Director in April 2008 and remains Lead Independent Director, having been re-elected as a director for a three-year term on May 10, 2011.

The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Four meetings of the independent directors outside the presence of management and non-independent directors were held in 2011.

Annual Self-Evaluation

The Board of Directors decided in 2008 to start conducting an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation process was carried out in early 2009. The 2011 self-evaluation process was implemented through structured interviews between the Lead Independent Director and each director and covers the overall performance of the Board of Directors, its relations with senior management, the performance of individual directors, and the performance of the committees. The process is supported by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. The findings of the self-evaluation process are examined by the Appointments, Remuneration and Corporate Governance (“ARCG”) Committee and presented with recommendations from the ARCG Committee to the Board of Directors for adoption and implementation. Suggestions for improvement of the Board of Directors’ process based on the prior year’s performance and functioning are implemented during the following year.

The 2011 Board of Directors’ self-evaluation was completed and discussed by the Board in early February 2012.  Overall satisfaction with the quality of the Board process increased compared to the previous year, based on high participation levels by directors in the Board of Directors as well as  its committees  in 2011 and the successful integration of  the two new directors who joined the Board  in 2011. The balance of the time spent by the Board of Directors on strategic and other specific issues compared to the review of financial and operational results and performance was an issue identified to merit further consideration.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience, as well as the degree of diversity, necessary to enable it to effectively govern the business.  Board composition is reviewed on a regular basis and additional skills and experience are actively searched for in line with the expected development of ArcelorMittal’s business as and when appropriate.

Continuing Education Program

To further bolster the skills of its members, the Board of Directors launched a continuous education program in 2009. The topics to be addressed through the program include areas of importance for the future growth and development of the Company (e.g., strategy, marketing, human resources, industrial development, corporate governance, corporate responsibility, legal and regulatory). Additional topics may be added at the request of the members of the Board of Directors. The education program usually consists of an introduction by recognized experts in the relevant fields, who may be practitioners or academics, followed by a facilitated discussion between the presenter and the Board of Directors. The members of the Board of Directors also have the opportunity to participate in specific programs designed for directors of publicly listed companies at reputable academic institutions and business schools.

In 2011, the directors attended a total of four presentations made to them by internal specialists on specific areas of activity or corporate functions (e.g., Human Resources, the Flat Carbon Europe segment) to enhance the directors’ knowledge in these areas and give them the opportunity to ask questions directly to line managers.  Site visits in France and Luxembourg were also conducted by members of the Board of Directors.

Board of Directors Committees

The Board of Directors has three committees:

•         the Audit Committee,

•         the Appointments, Remuneration and Corporate Governance Committee, and

•         the Risk Management Committee.

Audit Committee

The Audit Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders.  All of the Audit Committee members must be independent as defined in the Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

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

•         review major legal and compliance matters and their follow up;

•         approve the appointment and fees of the independent auditors; and

•         monitor the independence of the independent auditors.

Since May 10, 2011, the Audit Committee consists of four members:  Mr. Narayanan Vaghul (Chairman), Mr. Wilbur L. Ross, Mr. Antoine Spillmann, and Mr. Bruno Lafont, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit Committee is Mr. Vaghul.  Mr. Bruno Lafont joined the Board of Directors on May 10, 2011 and was appointed by the Board of Directors to the Audit Committee on the same date.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2011, the Audit Committee met six times. The average attendance rate of the directors at the Audit Committee meetings held in 2011 was 90.0%.

The Audit Committee performs an annual self-evaluation, which is expected to be completed in February 2012 with respect to its 2011 performance.

Appointments, Remuneration and Corporate Governance Committee

The Appointments, Remuneration and Corporate Governance Committee (the “ARCG Committee”) is comprised since May 10, 2011 of four directors, each of whom is independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•         determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the Chief Executive Officer, the Chief Financial Officer, the members of the Group Management Board and the members of the Management Committee;

•         review and approve succession and contingency plans for key managerial positions at the level of the Group Management Board and the Management Committee;

•         consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•         evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-assessment process; and

•         develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice.

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.

The four members of the ARCG Committee are Mr. Lewis B. Kaden, HRH Prince Guillaume of Luxembourg, Mr. Narayanan Vaghul, and Ms. Suzanne P. Nimocks, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden. Ms. Nimocks joined the ARCG Committee on May 10, 2011.

The ARCG Committee is required to meet at least twice a year. During 2011, this committee met six times. The average attendance rate at the ARCG Committee meetings held in 2011 was 100%.

The ARCG Committee performs an annual self-evaluation, which is expected to be completed in February 2012 with respect to its 2011 performance.

Risk Management Committee

In June 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee (“GRMC”) at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. At least half of the members of the Risk Management Committee must be independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Risk Management Committee consists of three members:   Mr. Jeannot Krecké, Mr. Antoine Spillmann and  Ms. Suzanne P. Nimocks. Ms. Nimocks joined the Risk Management Committee on May 10, 2011.  Mr. Sudhir Maheshwari, a member of the Group Management Board who chairs the GRMC, is an invitee to the meetings of the Risk Management Committee.

The Risk Management Committee held a total of five meetings in 2011. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The average attendance rate at the Risk Management Committee meetings held in 2011 was 100%.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann currently acts as Chairman.

Decisions and recommendations of the Risk Management Committee are adopted by a simple majority. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance and the review of its 2011 performance is expected to be completed in February 2012.

The purpose of the Risk Management Committee is to support the Board of Directors in fulfilling its corporate governance and oversight responsibilities by assisting with the monitoring and review of the risk management framework and process of ArcelorMittal. Its main responsibilities and duties are to assist the Board of Directors by making recommendations regarding the following matters:

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

Transition Committee

Following the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam on January 25, 2011, an ad hoc Transition Committee was formed in order to monitor the implementation of the transitional agreements entered into with Aperam. The Transition Committee reviewed the terms and conditions of the transitional services provided to Aperam in the course of 2011 at the sole meeting of the Transition Committee, which took place in November 2011. See “Item 7B—Major Shareholders and Related Party Transactions—Related Party Transactions—Agreements with Aperam in Connection with Stainless Steel Spin-Off”. The Transition Committee members are Mr. Vaghul, Mr. Ross and Mr. Kaden, with Mr. Kaden acting as chairman. The Transition Committee met once in 2011. The Transition Committee will remain in place for a maximum of three years. The decision has been taken that the Transition Committee will be reconducted in 2012 and will meet at the time of the review of the third quarter 2012 results.

Group Management Board

The Group Management Board is entrusted with the day-to-day management of ArcelorMittal and the implementation of the Company’s strategy.  Mr. Lakshmi N. Mittal, the Chief Executive Officer, is the Chairman of the Group Management Board.  On June 1, 2011, Mr. Louis Schorsch joined the Group Management Board. Mr. Schorsch is in charge of Flat Carbon Americas, Group Strategy, CTO, Global Automotive and Research and Development.

The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, it may exercise only the authority granted to it by the Board of Directors.

In implementing ArcelorMittal’s strategic direction and corporate policies, the Chief Executive Officer is supported by members of ArcelorMittal’s senior management, who have substantial experience in the steel and mining industries worldwide: the members of the Group Management Board and the members of the Management Committee.

Management Committee

The Group Management Board is assisted by a Management Committee comprised of 24 members. The Management Committee discusses and prepares group decisions on matters of group-wide importance, integrates the geographical dimension of the Group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders, and shares information about the situation of the group and its markets.

Succession Planning

Succession management at ArcelorMittal is a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all ArcelorMittal executives up to and including the Group Management Board. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance and potential and their “years to readiness” and development needs are discussed and confirmed. Regular reviews of succession plans are conducted to ensure that they are accurate and up to date. Succession management is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation. Although ArcelorMittal’s predecessor companies each had certain succession planning processes in place, the process has been reinforced, widened and made more systematic since 2006. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s Appointments, Remuneration & Corporate Governance Committee.

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

ArcelorMittal complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects except for the recommendation to separate the posts of chairman of the Board of Directors and chief executive officer. The nomination of the same person to both positions was approved in 2007 by the shareholders (with the Significant shareholder abstaining) of Mittal Steel

Company N.V., which was at that time the parent company of the combined ArcelorMittal group. Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2011, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

Ethics and Conflicts of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. They must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. Employees are prohibited from acquiring any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance of their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal assurance department.

Code of Business Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. All new employees of ArcelorMittal must acknowledge the Code of Business Conduct in writing upon joining and are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance—Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy and a number of other compliance policies in more specific areas, such as anti-trust, anti-corruption, economic sanctions and insider dealing. In all these areas, specifically targeted groups of employees are required to undergo specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance certification process covering all business segments and entailing reporting to the Audit Committee.

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourage all employees to bring such issues to the Audit Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance—Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct are also available in each of the main working languages used within the Group. In recent years ArcelorMittal has implemented local whistleblowing facilities, as needed.

During 2011, a total of 100 complaints relating to accounting fraud were referred to the Company’s Internal Assurance team (described below). Following review by the Audit Committee, none of these complaints was found to be significant.

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

Measures to Prevent Insider Dealing and Market Manipulation

The Board of Directors of ArcelorMittal has adopted Insider Dealing Regulations (“IDR”), which are updated when necessary and in relation to which training is conducted throughout the group. The IDR’s most recent version is available on ArcelorMittal’s website, www.arcelormittal.com.

The IDR apply to the worldwide operations of ArcelorMittal. The Company Secretary of ArcelorMittal is the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The IDR compliance officer maintains a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006. The IDR compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the IDR compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group in different languages in 2011 through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing.

D.    Employees

ArcelorMittal had approximately 261,000 employees as of December 31, 2011.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2009	2010	2011
Flat Carbon Americas	26,814	30,108	31,566
Flat Carbon Europe	58,965	59,759	62,130
Long Carbon Americas and Europe	61,661	58,392	53,558
AACIS	63,499	60,318	57,774
Distribution Solutions	17,409	16,561	16,998
Mining	39,466	36,014	36,873
Other activities	2,754	1,680	1,624
Total Continuing Operations	270,568	262,832	260,523
Discontinued Operations	11,135	10,979	—
Total	281,703	273,811	260,523

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and European Metalworkers Federation, International Metalworkers Federation and United Steelworkers Union remained in effect in 2011. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal plants in order to help them to further improve their health and safety performance. In 2011, visits of the Joint Global Health and Safety Committee took place in Acindar, Tubarao, Zenica and Dabrowa.

Collective labor agreements (“CLAs”) entered into or renewed during 2011 include Mexico, Brazil, Argentina, South Africa, Ukraine, Kazakhstan, Romania, France, Germany, Belgium, Canada, Bosnia, Algeria and Luxembourg.

The CLAs with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States will expire on September 1, 2012.  During the third quarter of 2008, ArcelorMittal USA and the USW agreed to a new four-year labor contract with the Company’s unionized employees in the United States. The Company modified payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust. The VEBA provided limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Under the current agreement, ArcelorMittal USA contributes a fixed amount of $25 million per quarter. An agreement with the USW allowed ArcelorMittal USA to defer these payments in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions must be paid to the VEBA trust by August 12, 2012. Before that date, ArcelorMittal USA will make additional quarterly contributions calculated with reference to its operating income. During 2011, the Company also engaged in dialogue with the USW concerning the competitiveness and sustainability of the Company’s U.S. operations.

ArcelorMittal Mines Canada entered into a six-year CLA during the second quarter of 2011. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

In response to weak market conditions in Europe, ArcelorMittal announced in the third quarter of 2011 the temporary idling of some of its installations in several countries in Europe, including Spain, Luxembourg, France and Belgium.

On October 14, 2011 ArcelorMittal Belgium announced its intention to close the liquid phase of its Liège facilities in Belgium to respond to a structural overcapacity in Flat Products in the Northern European market. Information and consultation procedures have been initiated at both the local and European level. ArcelorMittal is seeking to avoid redundancies and to find adequate solutions for all workers affected.

Due to continuing weakness in the Spanish construction market and the lack of any sign of recovery in the short-term, ArcelorMittal España announced on January 18, 2012 that it expects to indefinitely extend the idling of the electric arc furnace and associated steel section production at its site in Villaverde (Madrid), a unit that specializes in the production of large steel sections. Other steel-related activity at this site is expected to continue in the form of both logistical activities for the supply of raw materials to other Group factories in Spain, and steel processing and distribution activities. ArcelorMittal is seeking to minimize the effect on its employees. In particular, a plan has been drawn up to redeploy the employees affected to other Group sites in Spain. Local information and consultation procedures have been initiated.

During 2011, ArcelorMittal continued productivity and cost-reduction efforts locally, in consultation with local employee representatives, where needed. In this context, ArcelorMittal gave its employees in Ostrava (Czech Republic) the option to take voluntary leave in December 2011, subject to certain premium conditions. Approximately 790 voluntary leave applications were received between December 2, 2011 and January 20, 2012. The Company is undertaking a similar initiative in Poland during the first quarter of 2012 to increase productivity levels.

On July 6, 2011, in accordance with the Agreement on ArcelorMittal’s European Works Council (EWC) dated July 9, 2007, the composition of the EWC was renewed for a new period of four years.

On November 2, 2009, an “Anticipation of Change” agreement was signed with the European Metalworkers Federation to address the sustainability and competitiveness of the Company’s operations in Europe. The agreement defines social dialogue structures within ArcelorMittal to better manage and anticipate change at all levels, in particular to safeguard and develop the Company’s competitiveness, to preserve and develop the employability of employees, and to develop workers’ skills to enable them to adapt to new challenges. Three meetings were held during the course of 2011.

E.    Share Ownership

As of December 31, 2011, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (26 individuals) totaled 2,438,436 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant shareholder and including options to acquire 1,840,202  ArcelorMittal common shares that are exercisable within 60 days of December 31, 2011), representing 0.16% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal common shares, these 26 individuals beneficially own 598,234 ArcelorMittal common shares. Other than the Significant shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. See “Item 7—Major Shareholders and Related Party Transactions”.

In 2009, the percentage of total common shares (including treasury stock) in the possession of the Significant shareholder decreased from 43.05% to 40.84% as a result of an offering of new shares of which the Significant shareholder acquired 10%. The ownership of the Significant shareholder increased in 2010, and was 40.87% as of December 31, 2010.

In 2010, the number of ArcelorMittal options granted to directors and senior management (including the Significant shareholder) was 643,900 at an exercise price of $30.66. The options vest either ratably upon each of the first three anniversaries of the grant date (or in total upon the death, disability or retirement of the grantee) and expire ten years after the grant date. In 2011, the number of ArcelorMittal RSUs granted to directors and senior management (including the Significant shareholder) was 132,500; upon vesting of the RSUs, the corresponding shares will be transferred to the beneficiaries on September 29, 2014.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options and RSUs held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2011, granted to the members of senior management of ArcelorMittal (or its predecessor company Mittal Steel, prior to 2007) listed in “Item 6A—Directors and Senior Management”:

	Year of Grant 2002	Year of Grant 2005	Year of Grant 2006	Year of Grant 2007	Year of Grant 2008	Year of Grant 2009	Year of Grant 2010	RSU Year of Grant 2011	Total*/**	Average weighted exercise price**
Senior Managers (including Significant shareholder)	105,000	247,180	333,372	471,000	529,000	588,000	568,450	132,500	2,984,717
Exercise price***	$ 2.15	$ 27.31	$ 32.07	$ 61.09	$ 78.44	$ 36.38	$ 30.66	—	—	$44.08
Term (in years)	10	10	10	10	10	10	10	—	—	—
Expiration date	Apr. 5, 2012	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—	—

*      The 110,715 options granted by Arcelor in 2006 for an exercise price of €28.62 (at a conversion rate of 1 euro = 1.2939 U.S. dollars) and 32,000 options granted on December 15, 2008 at an exercise price of $22.56 have been included in the total number of options and the average weighted exercise price.

**    The RSUs granted are not included in the total or in the weighted average exercise price of options.

***  Due to the spin-off of Aperam on January 25, 2011, the exercise price of outstanding options was reduced by 5% in line with the spin off ratio.  The table above reflects this adjustment.

In 2003 and 2004, no options were granted to members of Mittal Steel’s senior management.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

ArcelorMittal’s option and RSU and PSU Plans are described above under “Item 6B—Compensation”.

Employee Share Purchase Plan (ESPP)

The Annual General Shareholders’ meeting held on May 11, 2010 adopted an Employee Share Purchase Plan (the “ESPP 2010”) as part of a global employee engagement and participation policy. As with the previous Employee Share Purchase Plans implemented in 2008 and 2009, the ESPP 2010’s goal was to strengthen the link between the Group and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the plan, which was implemented in November 2010, were the following:

The ESPP 2010 was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 shares (0.16% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed, 1,500 of which were subscribed by members of the Group Management Board and the Management Committee of the Company. The subscription price was $34.62 before discounts. The subscription period ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

Pursuant to the ESPP 2010, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of 200 shares and the number of whole shares that may be purchased for $15,000, rounded down to the nearest whole number of shares.

The purchase price was equal to the average of the opening and the closing prices of the ArcelorMittal shares trading on the NYSE on the exchange day immediately preceding the opening of the subscription period, which is referred to as the “reference price”, less a discount equal to:

(a)      15% of the reference price for a purchase order not exceeding the lower of 100 shares and the number of shares (rounded down to the nearest whole number) corresponding to an investment of $7,500 (the first cap); and thereafter,

(b)      10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of 200 shares and the number of shares (rounded down to the nearest whole number) corresponding to an investment of $15,000 (the second cap).

All shares purchased under the ESPP 2008, 2009 and 2010 are held in custody for the benefit of the employees in global accounts with BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account with Computershare, which recently acquired the shareowner services business of The Bank of New York Mellon.

Shares purchased under the plan are subject to a three-year lock-up period as from the settlement date, except for the following early exit events: permanent disability of the employee, termination of the employee’s employment or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares (subject to compliance with ArcelorMittal’s insider dealing regulations) or keep their shares and have them delivered to their personal securities account, or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by ArcelorMittal after the settlement date and they are entitled to vote their shares.

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

A.    Major Shareholders

As of December 31, 2011, the authorized share capital of ArcelorMittal consisted of 1,617,000,000 common shares, without nominal value. At December 31, 2011, 1,560,914,610 common shares, compared to 1,560,914,610 common shares at December 31, 2010, were issued and 1,548,951,866 common shares, compared to 1,548,561,690 common shares at December 31, 2010, were outstanding.

The following table sets forth information as of December 31, 2011 with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

	ArcelorMittal Common Shares(1)
	Number	%
Significant shareholder(2)	638,063,696	40.88
Treasury Stock(3)	9,663,709	0.62
Other Public Shareholders	913,187,205	58.50
Total	1,560,914,610	100.00
Of which: Directors and Senior Management(4)(5)	2,438,436	0.16

(1)    For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2011 upon exercise of vested portions of stock options. The first-third of the stock options granted on August 3, 2010 vested on August 3, 2011 and the first and second third of the stock options granted on August 4, 2009 vested on August 4, 2010 and August 4, 2011 respectively; all stock options of the previous grants have vested.

(2)    Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own ArcelorMittal common shares. Nuavam Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 112,338,263 ArcelorMittal common shares. Lumen Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 221,600 ArcelorMittal common shares and holds options to acquire an additional 516,500 ArcelorMittal common shares, of which 458,833 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 45,000 ArcelorMittal common shares. Mr. Mittal, Mrs. Mittal and the Significant shareholder share indirect beneficial ownership of 100% of each of Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. Accordingly, Mr. Mittal is the beneficial owner of 638,018,696 ArcelorMittal common shares, Mrs. Mittal is the beneficial owner of 637,383,263 common shares and the Significant shareholder is the beneficial owner of 638,063,696 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially own 637,604,863 ArcelorMittal common shares.

(3)    Represents ArcelorMittal common shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; excludes (1) 164,171 shares used to settle purchases under the ESPP 2010 offering that closed on January 10, 2011, (2) 226,005 options that were exercised during the 12 months ended December 31, 2011, (3) 1,840,202 stock options that can be exercised by directors and senior management (other than Mr. Mittal) and (4) 458,833 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2011. Holders of these stock options are deemed to beneficially own ArcelorMittal common shares for the purposes of this table due to the fact that such options are exercisable within 60 days.

(4)    Includes shares beneficially owned by directors and members of senior management listed in Item 6A; excludes shares beneficially owned by Mr. Mittal.

(5)    These 2,438,436 ArcelorMittal common shares are included in shares owned by the public shareholders indicated above.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (a) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (b) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or (c) ArcelorMittal European Register Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by BNP Paribas Securities Services in Amsterdam, or directly on ArcelorMittal’s

Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2011, there were 2,653 shareholders other than the Significant shareholder, Mr. Mittal and Mrs. Mittal holding an aggregate of 52,994,104 ArcelorMittal common shares registered in ArcelorMittal’s shareholder register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2011, there were 188 U.S. shareholders holding an aggregate of 86,758,078  New York Shares, representing approximately 5.56% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2011, there were 783,824,165 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

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

Shareholder’s Agreement

Mr. Lakshmi N. Mittal, a company controlled by the Significant shareholder and ArcelorMittal are parties to a shareholder and registration rights agreement (the “Shareholder’s Agreement”) dated August 13, 1997. Pursuant to the Shareholder’s Agreement and subject to the terms and conditions thereof, ArcelorMittal shall, upon the request of certain holders of restricted ArcelorMittal shares, use its reasonable efforts to register under the Securities Act of 1933, as amended, the sale of ArcelorMittal shares intended to be sold by those holders.

Memorandum of Understanding

The Memorandum of Understanding entered into in connection with Mittal Steel’s acquisition of Arcelor, certain provisions of which expired in August 2009, is described under “Item 10C—Additional Information—Material Contracts”.

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

Subscription to, and Share Lending Agreement in Connection with, the May 2009 Share Offering

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

Agreements with Aperam in Connection with Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam, which was completed on January 25, 2011 (see “Item 4A—History and Development of the Company—Key Transactions and Events in 2011”) ArcelorMittal entered into several agreements with Aperam. These agreements include a Master Transitional Services Agreement dated January 25, 2011 (the “Transitional Services Agreement”), a purchasing services agreement and a sourcing services agreement, certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

Transitional Services and Related Agreements

Aperam has extended the Transitional Services Agreement for an additional term of one year until December 31, 2012, according to the terms and conditions of such agreement. In addition, Aperam will be entitled to terminate the Transitional Services Agreement at any time by giving three months’ notice to ArcelorMittal. ArcelorMittal, however, may not terminate the Transitional Services Agreement other than for material breaches of the agreement, Aperam’s insolvency or if control over Aperam changes.

Among other services, ArcelorMittal will provide the following services to Aperam under the Transitional Services Agreement: (i) corporate insurance, (ii) consolidation, (iii) legal services, (iv) Treasury back office services, (v) health and safety (REACH implementation platform), (vi) company secretary , (vii) Technical Office, (viii) Corporate IS/IT and (ix) communication. The service charges payable by Aperam to ArcelorMittal will be calculated individually for each service provided on a cost plus margin basis.

In particular, under the Transitional Services Agreement consolidation services means the maintenance and development of certain software necessary for Aperam’s reporting and consolidation.

Insurance service is limited to high-level advice for the management of Aperam’s insurance policies. Access to certain continuing education programs provided by ArcelorMittal will be on an on-demand basis. ArcelorMittal will also continue to provide limited legal support, with the possible assistance of external legal counsel.

ArcelorMittal continued to manage the administrative aspects of Aperam’s trademarks, domain names and patents portfolio for one year, and Aperam had the right to continue to use the ArcelorMittal brand for a transitional 6-month period that is now over.

In the area of research and development, Aperam entered into arrangements with ArcelorMittal for its withdrawal from the ArcelorMittal Global Research & Development organization and for setting out a framework for future cooperation between the two groups in relation to certain ongoing research and development programs. In addition, Aperam and ArcelorMittal organized fair transfer of certain patents interesting only Aperam, as well as the licensing of some patents between each other. Moreover, Aperam and ArcelorMittal are keeping open the possibility of entering into ad hoc cooperation agreements for future research and development purposes.

The purchasing and sourcing of raw materials generally are not covered by the Transitional Services Agreement. Aperam will be responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the purchasing services agreement and the sourcing services agreement, Aperam relies on ArcelorMittal for advisory services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy (electricity, natural gas, industrial gas), raw materials (ferro-alloys, certain base materials), operating materials (rolls, electrodes, refractories) and industrial products and services. The purchasing services agreement also permit Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items not specific to stainless and specialty steel production. The purchasing services agreement and the sourcing services agreement have been entered into for a term of two years, expiring on January 24, 2013.

In South America, ArcelorMittal Brasil performed certain corporate functions and certain purchasing activities for the benefit of certain Brazilian subsidiaries of Aperam until March 31, 2011. As of April 1, 2011, ArcelorMittal Brasil no longer performed the corporate functions of the relevant Brazilian subsidiaries of Aperam and has transferred the necessary personnel to ArcelorMittal Inox Brasil to enable the latter to perform itself the required corporate functions, except for the legal activities and personnel, which were transferred as of May 1, 2011. Insurance, real estate, purchasing and payroll activities, however, continued to be performed by ArcelorMittal Brasil for the benefit of certain of Aperam’s Brazilian subsidiaries, it being understood that, as of April 1, 2011, the costs for these activities are being shared by Aperam’s relevant Brazilian subsidiaries on the basis of new cost allocation agreed upon between the parties.

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

On January 19, 2011, ArcelorMittal Finance as lender and ArcelorMittal and Aperam as borrowers entered into a $900 million credit facility for general corporate purposes and for the refinancing of existing intercompany and other debt (the “Bridge Loan”). The Bridge Loan was entered into for a period of 364 days after January 25, 2011. The Bridge Loan was made available to ArcelorMittal and then automatically transferred by operation of law to Aperam in connection with its spin-off. The Bridge Loan was fully repaid by Aperam with the proceeds of (i) a borrowing base facility agreement dated March 15, 2011 and (ii) an offering of notes by Aperam on March 28, 2011.

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

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, we have disclosed information with respect to the nature of the contingency. We have not accrued a reserve for the potential outcome of these cases.

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

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2011, excluding asset retirement obligations, ArcelorMittal had established provisions of $733 million for environmental remedial activities and liabilities.  The provisions by geographic area were $356 million in Europe, $197 million in the United States, $153 million in South Africa and $24 million in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of $197 million (exclusive of asset retirement obligations) to address existing environmental liabilities of which $22 million is for 2012. The environmental provisions principally relate to investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include $35 million, with anticipated spending of $5 million during 2012, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”). The environmental provisions include $2 million to address ArcelorMittal USA’s potential liability at two Superfund sites.

All of ArcelorMittal’s major operating and former operating sites in the United States are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties. In some cases, soil or groundwater contamination requiring remediation is present at both currently operating and former ArcelorMittal facilities. In other cases, we are required to conduct studies to determine the extent of contamination, if any, that exists at these sites.

ArcelorMittal USA is also a potentially responsible party at at least two state and federal Superfund sites. Superfund and analogous US state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional clean-up is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal USA entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately $25 million for sediment assessment and remediation at this site, and $9 million for RCRA Corrective Action. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $44 million for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately $44 million. This target value is based on average spending over the last three years. We currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of $19 million at December 31, 2011.  After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately $27 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and issued information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, the EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of the EPA’s allegations relate to recent operations and some relate to acts by former facility owners that occurred 15 to 25 years ago. In addition, at the end of October 2011, ArcelorMittal USA facilities in Indiana and Ohio received NOVs from the EPA for Title V permit self-reported deviations and excursions. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the

U.S. Clean Air Act. Further discussions with the EPA and affected state environmental agencies are planned with regard to the NOVs and the agencies’ concerns.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total $356 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($122 million), Belgium ($82 million), Luxembourg ($71 million), Germany ($35 million), Poland ($27 million), Czech Republic ($12 million) and Spain ($7 million). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $122 million, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of $82 million, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the soil at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal  of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium and its daughter company Ringmill, there are environmental provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of $71 million, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

ArcelorMittal Belval and Differdange has an environmental provision to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. A provision of approximately $9 million (included in the amount presented above) covers this obligation.

ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil and groundwater treatment to be performed in Terre-Rouge within the next two years, elimination of sludge and blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of water ponds and former production sites.

Germany

In Germany, the environmental provision essentially relates to ArcelorMittal Bremen for the post-closure obligations ($34 million) mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Poland

ArcelorMittal Poland S.A.’s environmental provision of $27 million mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of $12 million, which essentially relates to the post-closure dismantling of buildings and remediation of the corresponding areas at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of $7 million due to obligations of sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $153 million to be used over 17 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately $47 million of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats Quarry site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 68 years, contains a number of legacy facilities and areas requiring retirement and remediation. Approximately $48 million of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 32 years. Approximately $42 million of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project relates to water treatment.

The remainder of the obligation of approximately $16 million relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately $17 million for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the project is required for Hamilton Harbor to be de-listed as an “Area of Concern” on the Great Lakes. ArcelorMittal Dofasco has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and ArcelorMittal Dofasco expects the project to be completed by 2015.

ArcelorMittal Montreal has an environmental provision of approximately $7 million for future capping of hazardous waste cells, disposal of sludge left in ponds after flat mills closure at Contrecoeur, and part of the remediation cost at a closed wire mill at Lachine, a Montreal borough.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2011, ArcelorMittal had established provisions for asset retirement obligations of $367 million, including $145 million for Ukraine, $74 million for Russia, $50 million for Canada, $26 million for the United States, $25 million for South Africa, $23 million for Germany,  $14 million for Brazil, $5 million for Kazakhstan and $3 million for Algeria.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, and at the Mary River (“Baffinland”) mining project located on Baffin Island in Nunavut, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restore the layer and stabilize the shoreline at the harbor.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the mines in the coal and the iron ore divisions.

In Algeria, the AROs relate to the restoration obligations for the Ouenza and Boukhadra iron ore mines at the end of the operations.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2011, ArcelorMittal had recorded provisions in the aggregate of approximately $331 million for tax claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2011 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarào Comercial S.A. received a further tax assessment for 2006 and 2007 in the amount of $311 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira Island and Cayman Island subsidiaries. The case is in the first administrative instance, and ArcelorMittal Tubarào Comercial S.A. filed its defense in April 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is $64 million. ArcelorMittal Brasil is defending the case in the first administrative instance.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $809 million at December 31, 2011. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and

September 2007, which, taking into account interest and currency fluctuations, amounted to $232 million as of December 31, 2011. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to $77 million) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of $56 million relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals $710 million. ArcelorMittal Brasil has filed its defense and the case is in the first administrative instance.

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

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. The court has scheduled a hearing on the merits in relation to the 2004 IRAP for April 2012.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $54 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at $8 million (including interest). Both parties are appealing the decision.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately $57 million. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal, which is currently pending.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2011, ArcelorMittal had not recorded any provisions in respect of such claims.  Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2011, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit.  In addition, two putative class actions on behalf of indirect purchasers have been filed, one of which has already been consolidated with the Standard Iron Works cases and one of which ArcelorMittal is seeking to consolidate.  In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (“CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of $69 million. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related action was commenced by Sinduscons, a construction industry union, in federal court in Brasilia  against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

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

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totaling approximately €317 million on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal España filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million to approximately €276 million. Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, 2010, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, 2010, the European Commission decided to suspend the implementation of the September 30, 2010 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.68 million and €36.7 million, respectively. On April 4, 2011, the European Commission issued a new decision amending the September 30, 2010 decision and reducing the fines imposed on ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio by €185 million to an aggregate amount of €14 million. The fines were paid on May 5, 2011, and all pending appeals have been withdrawn.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2011, ArcelorMittal had recorded provisions of approximately $273 million for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2011, (ii) that constitute a contingent liability, or (iii) that were resolved in 2011, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2011, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA was a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA was seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs was seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposed. Under certain possible scenarios, the outcome of the arbitrations could have been a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.  A settlement of all disputes between ArcelorMittal USA LLC, Natural Resources Inc. and related entities was executed on April 8, 2011.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim was $66 million. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. In July 2011, a settlement agreement was executed between Welspun and the ArcelorMittal parties.  On August 16, 2011, the Court issued an order on the application of the parties, dismissing Welspun’s third-party petition against the ArcelorMittal parties.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011.

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

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”), and certain other parties relating to the February 2011 take over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the BIM securities by members of the class.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule. The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings were served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to assess the risk of loss as the facts and legal arguments remain under analysis. Proceedings in the arbitration have been suspended pending completion of the legal action summarized in the next paragraph.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to $52 million due to their mis-management of SAFET’s business. On October 11, 2011, the court approved a settlement agreed between the parties.

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2011.

The number of claims outstanding for asbestos exposure at December 31, 2011 was 397 as compared to 397 at December 31, 2010. The range of amounts claimed for the year ended December 31, 2011 was €7,500 to €516,000 (approximately $10,000 to $ 660,000). The aggregate costs and settlements for the year ended December 31, 2011 were $4.87 million, of which $0.42 million represents legal fees and $ 4.45 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2010 were approximately $0.3 million and $2.1 million, respectively.

	in number of cases
	2010	2011
Claims unresolved at beginning of period	402	397
Claims filed	75	136
Claims settled, dismissed or otherwise resolved	(80)	(136)(1)
Claims unresolved at December 31,	397	397

(1)    Includes claims against ArcelorMittal and Aperam, which was spun-off from ArcelorMittal in January 2011.

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor.  Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them.  This judgment is subject to appeal.

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

The Board of Directors recommended on February 10, 2009, a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010 and 2011. Quarterly dividend payments took place on March 14, 2011, June 14, 2011, September 12, 2011 and December 12, 2011.

The Board of Directors will submit for shareholder approval at the annual general meeting to be held in May 2012 a proposal to maintain the quarterly dividend at $0.1875 per share, with dividend payments to occur on a quarterly basis in 2012.

B.    Significant Changes

Not applicable.

ITEM  9.         THE OFFER AND LISTING

A.    Offer and Listing Details

Nature of Trading Market

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded (on a single order book since January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (symbol “MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (symbol “MTS”).

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

	The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2006	43.67	26.72	34.95	21.82	35.00	23.00

Year ended December 31, 2007	83.88	39.59	58.26	30.02	58.25	30.02

Year ended December 31, 2008	104.77	15.44	67.81	12.93	67.79	12.94

Year ended December 31, 2009	47.04	16.28	32.67	12.57	32.67	12.57

Year ended December 31, 2010
First Quarter	49.41	35.89	34.48	26.30	34.48	26.30
Second Quarter	47.25	26.28	35.45	22.02	35.45	22.02
Third Quarter	34.05	26.28	26.18	21.33	26.18	21.33
Fourth Quarter	38.80	30.96	29.64	23.02	29.64	23.02

Year ended December 31, 2011
First Quarter	38.50	32.37	28.55	23.54	28.55	23.54
Second Quarter	37.69	31.12	26.40	21.67	26.40	21.67
Third Quarter	35.31	14.77	24.77	10.47	24.77	10.47
Fourth Quarter	22.88	15.00	16.00	11.15	16.00	11.15

Month ended
Sep-11	21.95	14.77	15.50	10.47	15.50	10.47
Oct-11	22.88	15.00	16.00	11.41	16.00	11.41
Nov-11	20.95	15.16	15.13	11.15	15.13	11.15
Dec-11	20.03	16.47	14.85	12.69	14.85	12.69
Jan-12	22.28	18.49	16.95	14.03	16.95	14.03
Feb-12*	23.62	20.89	17.96	15.60	17.96	15.60

Note: Includes intraday highs and lows.

*     February 2012 data is through February 14, 2012.

	Luxembourg Stock Exchange		NYSE Euronext Brussels(1)		Spanish Stock Exchanges(2)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2006	35.00	24.50	34.84	24.60	34.85	24.00

Year ended December 31, 2007	57.90	30.60	41.17	30.10	41.03	30.12

Year ended December 31, 2008	66.05	13.92	67.74	12.98	67.70	12.80

Year ended December 31, 2009	34.03	12.90	32.67	12.57	32.66	12.61

Year ended December 31, 2010
First Quarter	35.50	26.62	34.48	26.30	34.48	26.33
Second Quarter	36.00	22.60	35.45	22.02	35.44	22.01
Third Quarter	25.58	21.53	26.18	21.33	26.23	21.34
Fourth Quarter	29.55	23.00	29.64	23.02	29.65	23.03

Year ended December 31, 2011
First Quarter	29.10	23.84	28.55	23.54	28.52	23.58
Second Quarter	26.80	21.05	26.40	21.67	26.41	21.66
Third Quarter	25.00	10.80	24.77	10.47	24.75	10.47
Fourth Quarter	15.68	11.35	16.00	11.15	15.99	11.15

Month ended
Sep-11	15.00	10.80	15.50	10.47	15.51	10.47
Oct-11	15.68	11.81	16.00	11.41	15.99	11.42
Nov-11	14.81	11.35	15.13	11.15	15.12	11.15
Dec-11	15.00	12.85	14.85	12.69	14.85	12.69
Jan-12	16.80	14.18	—	—	16.94	14.01
Feb-12*	17.54	15.50	—	—	17.95	15.58

(1)    ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.

(2)    Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).

*       February 2012 data is through February 14, 2012.

Note:

•         Includes intraday highs and lows.

•         Class A common shares of the former Mittal Steel were listed on Euronext Paris by NYSE Euronext and the Spanish Stock Exchanges on July 27, 2006, and on Euronext Brussels by NYSE Euronext and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

B.    Plan of Distribution

Not applicable.

C.    Markets

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM  10.        ADDITIONAL INFORMATION

A.    Share Capital

Taking into account the spin-off of the Company’s stainless and specialty steels business into Aperam on January 25, 2011, the Company’s issued share capital has been reduced to €6,428,005,991.80 without reduction in the number of shares issued, which remained at 1,560,914,610 shares.  The Company’s authorized share capital, including the issued share capital, is €7,082,460,000, represented by 1,617,000,000 shares. These numbers remain unchanged to date. For additional information, refer to “Item 4A—History and Development of the Company—Key Transactions and Events in 2011”.

B.    Memorandum and Articles of Association

Below is a summary of ArcelorMittal’s Articles of Association. For a full description, please refer to our Articles of Association, which are available at www.arcelormittal.com under “Investors & Shareholders—Corporate Governance” or by sending an e-mail request to: company.secretary@arcelormittal.com.

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

Form and Transfer of Shares

ArcelorMittal has only one class of shares, consisting of ordinary shares. The shares are issued in registered form only and are freely transferable. There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to own ArcelorMittal shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares and the amount paid up on each share in the shareholders’ register of ArcelorMittal. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to ArcelorMittal.

Since March 2009, ArcelorMittal has used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register.

The Articles of Association of ArcelorMittal provide that its shares may be held through a securities settlement (clearing) system or a professional depositary of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depositary of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

The shares may consist of:

•         shares traded on the NYSE, referred to as  ArcelorMittal New York Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by Citibank, N.A., which starting in July 2011replaced The Bank of New York Mellon in this function; or

•         shares traded on Euronext Amsterdam by NYSE Euronext,  Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish stock exchanges,  referred to as  ArcelorMittal European Register Shares, which are registered in a local shareholders’ register kept on behalf of ArcelorMittal by BNP Paribas Securities Services Amsterdam in The Netherlands, or directly on the Luxembourg shareholders’ register without being held on the local shareholders’ register kept in The Netherlands.

ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.

A draft bill of law, currently expected to come into effect during the course of 2012, will allow Luxembourg issuers to opt for the full dematerialization of shares. If ArcelorMittal were to opt for full dematerialization in the future, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. If ArcelorMittal were to opt for the full dematerialization of its shares, it would no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently still the case.

Issuance of Shares

The issuance of shares of ArcelorMittal requires either an amendment to its Articles of Association approved by an extraordinary general meeting of shareholders (EGM) or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association. In the latter case, the Board of Directors may determine the conditions for such share issues including the consideration (cash or in kind) payable for such shares.

An increase in the Company’s authorized share capital requires an amendment to the Articles of Association, approved by an EGM. The EGM may not validly deliberate unless at least half of the share capital is present or represented upon the first call. If the quorum is not met, the meeting may be reconvened as described in “General Meetings of Shareholders” below.  The second meeting will be held regardless of the proportion of share capital represented. At both meetings, resolutions, in order to be adopted, must be carried by at least two-thirds of the votes cast.

The authorized share capital of the Company amounts to €7,082,460,000 represented by 1,617,000,000 shares. The current authorization allowing the Board of Directors to issue further shares within the authorized share capital dates from an extraordinary general meeting of shareholders held on June 17, 2009 and expires on five years from the date of publication of the EGM deed in the Luxembourg official gazette, which occurred on July 14, 2009. This authorization may be renewed from time to time by an EGM for periods not to exceed five years.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association of ArcelorMittal provide that preemptive rights may be limited or cancelled by the Board of Directors until November 5, 2012 in the event of an increase in the Company’s issued share capital. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years.

Repurchase of Shares

ArcelorMittal is prohibited by Luxembourg law from subscribing for its own shares.

By law, ArcelorMittal may, however, repurchase its own shares or have another person repurchase shares on its behalf, subject to certain conditions, including:

•         a prior authorization of the general meeting of shareholders setting out the terms and conditions of the proposed repurchase, including the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and the minimum and maximum consideration per share;

•         the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•         only fully paid-up shares may be repurchased. All of ArcelorMittal’s issued shares as of December 31, 2011 were fully paid-up.

In addition, Luxembourg law allows the Board of Directors to approve the repurchase of ArcelorMittal shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to ArcelorMittal. In such a case, the next general meeting of shareholders must be informed by the Board of Directors of the reasons for and the purpose of the acquisitions made, the number and nominal values, or in the absence thereof, the accounting par value of the shares acquired, the proportion of the issued share capital that they represent, and the consideration paid for them.

The general meeting of shareholders held on May 11, 2010 cancelled the share buy-back authorization granted by the annual meeting of shareholders held on May 12, 2009 and granted the Board of Directors a new authorization. Under this new authorization, the Board of Directors may authorize the acquisition or sale of ArcelorMittal shares, including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of the Company’s shares through derivative financial instruments.  Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation (the “Market Abuse Directive”) and EC Regulation 2273/2003 regarding exemptions for buy-back programmes and stabilisation of financial instruments.  Such transactions may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program.

Such transactions may be carried out at any time, including during a tender offer period, in accordance with applicable laws and regulations. Any share buy-backs on the New York Stock Exchange must be performed in compliance with Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.

The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in May 2015, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration the five-year period.

On November 26, 2010, ArcelorMittal announced that its Board of Directors had authorized a share buy-back program for up to 6% of its share capital to be completed at the latest on December 1, 2011, within the scope of the authorization given by the annual general meeting of shareholders held on May 11, 2010. The purpose of instituting the buy-back program was to partially or totally hedge ArcelorMittal’s current and future obligations under securities giving access to its share capital (such as its convertible bonds) and share-based employee incentive plans. The program authorized ArcelorMittal to acquire or sell its own shares in accordance with applicable laws and regulations, including by selling treasury shares it currently holds, entering into off-market, over-the-counter transactions and through call options and other derivative financial instruments.

Pursuant to this program, ArcelorMittal acquired in December 2010 euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANEs) and its U.S. dollar denominated 5% convertible notes due 2014. As part of the transaction, ArcelorMittal also sold 26.48 million treasury shares for a price of €26.42 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.87 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.  The share buy-back authorization expired on December 1, 2011, and no shares were purchased under this authorization in 2011.

An agreement was entered into on December 19, 2008 between ArcelorMittal and ArcelorMittal USA, LLC (“AM USA”) whereby ArcelorMittal agreed to transfer to AM USA a number of shares held in treasury by ArcelorMittal equal to a maximum value of approximately $129.9 million, subject to certain adjustments, and in several tranches, until the end of 2009. The following three purchases of treasury shares by AM USA from ArcelorMittal have been made under the agreement:

•         1,121,995 shares on December 29, 2008 for a consideration of $23.72 per share, the NYSE opening price on December 23, 2008,

•         119,070 shares on June 29, 2009 for a consideration of $32.75 per share, the NYSE opening price on June 26, 2009, and

•         1,000,095 shares on September 15, 2009 for a consideration of $39 per share, the NYSE opening price on September 14, 2009.

The purchased shares have been transferred by AM USA into the AM USA Pension Trust. There have been no purchases or transfers of treasury shares by AM USA from ArcelorMittal since 2009.

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to propose another ESPP to the May 2011 annual general shareholders’ meeting.

At December 31, 2011, the Company had a total of 11,962,744 shares held in treasury, representing 0.77% of its issued share capital.

Capital Reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at first call at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.

General Meeting of Shareholders

Voting and Information Rights

Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies of July 14, 2007 (the “Shareholders’ Rights Directive”) was transposed into Luxembourg law effective July 1, 2011.

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote ArcelorMittal shares.  Each ArcelorMittal share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each ArcelorMittal share entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond owning a single share or representing the owner of a single share) required to be able to attend or vote at a general meeting of shareholders.

Shareholders are entitled to vote by correspondence, by means of a form providing for a positive or negative vote or an abstention on each agenda item. The conditions for voting by correspondence are set out in the Articles of Association and in the convening notice.

The Board of Directors may decide to authorize the shareholders’ participation in the general meeting by videoconference or by other live telecommunications means provided they allow the identification of the participating shareholders.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her attorney by means of a written proxy using the form made available on the website of the Company. The completed and signed proxy must be sent to the Company in accordance with the instructions in the convening notice.

General meetings of shareholders are convened by the publication of a notice at least 30 days before the meeting date in a Luxembourg newspaper, in the Luxembourg Mémorial, Recueil des Sociétés et Associations, and by way of press release sent to the major news agencies. Ordinary general meetings are not subject to any minimum shareholder participation level. Extraordinary general meetings, however, are subject to a minimum quorum of 50% of the share capital. In the event the 50% quorum is not met upon first call, the meeting may be reconvened by way of convening notice published in the same manner as the first notice, at least 17 days before the meeting date. No quorum is required upon the second call.

Shareholders whose share ownership is directly registered in the shareholders’ register of the Company must receive the convening notice by regular mail, unless they have accepted to receive it through other means (i.e., electronically). In addition, all materials relating to a general meeting of shareholders must be made available on the website of ArcelorMittal from the date of the first publication of the convening notice.

The Articles of Association of ArcelorMittal provide that the annual general meeting of shareholders is held each year at 11:00 a.m. on the second Tuesday of the month of May in Luxembourg. If this day is not a business day, the meeting will be held on the immediately preceding business day.

Luxembourg law requires the Board of Directors to convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the agenda.  In that case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not so convened, the relevant shareholder or group of shareholders may petition the competent court in Luxembourg to have a court appointee convene the general meeting.

Shareholders representing in the aggregate 5% of the issued capital may request that additional items be added to the agenda of a general meeting and may draft resolutions to be submitted to the general meeting. The request must be made in writing and sent either to the electronic address or to the Company’s postal address set out in the convening notice.

The Shareholders’ Rights Directive, as transposed into Luxembourg law, provides that a company’s articles of association may provide that shareholders are allowed to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement and resolutions are adopted by a simple majority, irrespective of the number of shares represented.  Ordinary general meetings deliberate on any matter that does not require the convening of an extraordinary general meeting.

Extraordinary General Meetings of Shareholders. An extraordinary general meeting must be convened to deliberate on the following types of matters:

•         an increase or decrease of the authorized or issued share capital,

•         a limitation or exclusion of existing shareholders’ preemptive rights,

•         the acquisition by any person of 25% or more of the issued share capital of ArcelorMittal,

•         approving a merger or similar transaction such as a spin-off, and

•         any transaction or matter requiring an amendment of the Articles of Association.

The extraordinary general meeting must reach a quorum of 50% of the share capital in order to validly deliberate. If this quorum is not reached, the meeting may be reconvened and the second meeting will not be subject to any quorum requirement. In order to be adopted by the extraordinary general meeting (on the first or the second call), any resolution submitted must be approved by at least two-thirds of the votes cast except for certain limited matters where the Articles of Association require a higher majority (see “Amendment of the Articles of Association” below). Votes cast do not include votes attaching to shares with respect to which the shareholder has not taken part in the vote, has abstained or has returned a blank or invalid vote.

Election and Removal of Directors. Members of the Board of Directors are elected by simple majority of the represented shareholders at an ordinary general meeting of shareholders. Directors are elected for a period ending on a date determined at the time of their appointment. The directors of ArcelorMittal are elected for three-year terms. See “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management”. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders.

ArcelorMittal’s Articles of Association provide that, from August 1, 2009, the Significant shareholder is entitled to nominate a number of candidates for election by the shareholders to the Board of Directors in proportion to its shareholding. The Significant shareholder has not exercised this right to date.

Amendment of the Articles of Association

Any resolutions to amend the Articles of Association other than those described below must be adopted in accordance with the rules applicable to an extraordinary general meeting of shareholders and before a Luxembourg notary, followed by the publications required by Luxembourg law.

In order to be adopted, amendments of the Articles of Association of ArcelorMittal relating to the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, the composition of the audit committee, and the nomination rights to the Board of Directors of the Significant shareholder require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule would apply to amendments of the provisions of the Articles of Association that set out the foregoing rule.

Annual Accounts

Each year before submission to the annual ordinary general meeting of shareholders, the Board of Directors approves the parent company accounts for ArcelorMittal, the parent company of the ArcelorMittal group, consisting of an inventory of its assets and liabilities together with a statement of financial position and a profit and loss account, as well as the annual consolidated accounts of the ArcelorMittal group. The Board of Directors also approves the management reports on each of the stand-alone audited annual accounts and the consolidated annual accounts, and in respect of each of these sets of accounts a report must be issued by the independent auditors.

The annual accounts, the annual consolidated accounts, the management reports and the auditor’s reports will be available on request and on the Company’s website from the date of publication of the convening notice for the annual ordinary general meeting of shareholders.

The parent company accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, are filed with the Luxembourg register of trade and companies.

Dividends

Except for shares held in treasury by the Company, each ArcelorMittal share is entitled to participate equally in dividends when and if declared out of funds legally available for such purposes. The Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and that the Board of Directors may declare interim dividends within the limits set by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of ArcelorMittal five years after the date on which the dividends have been declared.

Merger and Division

A merger whereby the Luxembourg company being acquired transfers to an existing or newly incorporated Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, and a division whereby a company (the company being divided) transfers all its assets and liabilities to two or more existing or newly incorporated companies in exchange for the issuance of shares in the beneficiary companies to the shareholders of the company being divided or to such company, and certain similar restructurings must be approved by an extraordinary general meeting of shareholders of the relevant companies held before a notary. These transactions require the approval of at least two-thirds of the votes cast at a general meeting of shareholders of each relevant company where at least 50% of the share capital is represented upon first call, with no such quorum being required at a reconvened meeting.

Liquidation

In the event of the liquidation, dissolution or winding-up of ArcelorMittal, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to liquidate, dissolve or wind-up requires the approval of at least two-thirds of the votes cast at a general meeting of shareholders where at first call at least 50% of the share capital is represented, with no quorum being required at a reconvened meeting. Irrespective of whether the liquidation is subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, it requires the approval of at least two-thirds of the votes cast at the extraordinary general meeting of shareholders.

Mandatory Bid—Squeeze-Out Right—Sell-Out Right

Mandatory Bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids ( the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, give such person voting rights representing at least 33 1/3% of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is in principle considered to be the highest price paid by the offeror or a person action in concert with the offeror for the securities during the 12–month period preceding the mandatory bid.

ArcelorMittal’s Articles of Association provide that any person who acquires shares giving them 25% or more of the total voting rights of ArcelorMittal must make or cause to be made, in each country where ArcelorMittal’s securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer of acquisition to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of ArcelorMittal. The price offered must be fair and equitable and must be based on a report drawn up by a leading international financial institution or other internationally recognized expert.

Squeeze-Out Right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a “fair price”. The price offered in a voluntary offer would be considered a “fair price” in the squeeze-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-Out Right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a “fair price”. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

Disclosure of Significant Ownership in ArcelorMittal Shares

Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to notification obligations pursuant to the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Transparency Law provides that, if a person acquires or disposes of a shareholding in ArcelorMittal, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/33%, 50% or 66 2/3% of the total voting rights existing when the situation giving rise to a declaration occurs, the relevant person must simultaneously notify ArcelorMittal and the CSSF (the Luxembourg securities regulator) of the proportion of voting rights held by it further to such event within four Luxembourg Stock Exchange trading days of the day of execution of the transaction triggering the threshold crossing.

A person must also notify ArcelorMittal of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the abovementioned thresholds as a result of events changing the breakdown of voting rights.

The above notification obligations also apply to persons who directly or indirectly hold financial instruments linked to ArcelorMittal shares.

ArcelorMittal’s Articles of Association also provide that the above disclosure obligations also apply to:

•         any acquisition or disposal of shares resulting in the threshold of 2.5% of voting rights in ArcelorMittal being crossed upwards or downwards,

•         any acquisition or disposal of shares resulting in the threshold of 3.0% of voting rights in ArcelorMittal being crossed upwards or downwards, and

•         with respect to any shareholder holding at least 3.0% of the voting rights in ArcelorMittal, to any acquisition or disposal of shares resulting in successive thresholds of 1% of voting rights being crossed upwards or downwards.

Any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights must inform ArcelorMittal within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in ArcelorMittal within the next 12 months or intends to seek to obtain control over ArcelorMittal or to appoint a member to ArcelorMittal’s Board of Directors.

For the purposes of calculating the percentage of a shareholder’s voting rights in ArcelorMittal, the following are taken into account:

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

•         voting rights attaching to shares in which a person or entity holds a life interest;

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

Disclosure of Insider Dealing Transactions

Members of the Board of Directors, the Group Management Board, other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities”, set out below and persons closely associated with them must disclose to the Luxembourg securities regulator CSSF and to ArcelorMittal all transactions relating to shares of ArcelorMittal or derivatives or other financial instruments linked to shares of ArcelorMittal conducted by them or for their account.

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, the Group Management Board, and executives who, while occupying a high level management position, are not members of the above corporate bodies, but who have regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy. Persons closely associated with them include their respective family members.

Information on trading in ArcelorMittal shares by “Persons Discharging Senior Managerial Responsibilities” is available in “Investors & Shareholders—Corporate Governance—Share Information—Share Trading by Management” on ArcelorMittal’s website. In 2011, a total of six such notifications were received by ArcelorMittal and filed with the CSSF, for a total of 43,260 ArcelorMittal shares purchased. The ArcelorMittal Insider Dealing Regulations can be found in the “Investors & Shareholders—Corporate Governance—Insider Dealing Regulations” section of the website.

Publication of Regulated Information

Since January 2009, disclosure to the public of “regulated information” (within the meaning of the Luxembourg Transparency Law) concerning ArcelorMittal has been made by publishing the information through the centralized regulated information filing and storage system managed by the Luxembourg Stock Exchange and accessible in English and French on www.bourse.lu, in addition to the publication by ArcelorMittal of the information by way of press release.

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

Bridge Loan

On January 19, 2011, ArcelorMittal Finance as lender and ArcelorMittal and Aperam as borrowers entered into a $900 million credit facility for general corporate purposes and for the refinancing of existing intercompany and other debt (the “Bridge Loan”). The Bridge Loan was entered into for a period of 364 days after January 25, 2011. The Bridge Loan was made available to ArcelorMittal and then automatically transferred by operation of law to Aperam in connection with its spin-off. The Bridge Loan was fully repaid by Aperam with the proceeds of (i) a borrowing base facility agreement dated March 15, 2011 and (ii) an offering of notes by Aperam on March 28, 2011.

Restricted Share Unit and Performance Share Unit Plans

The annual shareholders’ meeting on May 10, 2011 approved a new equity-based incentive plan to replace the Global Stock Option Plan. The new plan comprises a RSU Plan and a PSU Plan, the terms of which are described in Item 6B “Restricted Share Units and Performance Share Units” and copies of which are filed as an exhibit to this annual report on Form 20-F. The Company has made a grant under the RSU Plan in September 2011 and intends to make a grant under the PSU Plan in March 2012.

Memorandum of Understanding

On June 25, 2006, Mittal Steel, the Significant shareholder and Arcelor signed a binding Memorandum of Understanding to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Lead Independent Director” in Item 6C.

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

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2011.

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

Lock-up

The Significant shareholder had agreed for a five year period not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company without the approval of a majority of the independent directors of the Company.  This lock-up provision expired on August 1, 2011.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares prior to January 1, 2013 will be subject to U.S. federal income taxation at a maximum rate of 15% if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2010 and 2011 taxable years, and ArcelorMittal does not anticipate being a PFIC for its 2012 taxable year. See “—Passive Foreign Investment Company Status”.

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

Passive Foreign Investment Company (“PFIC”) Status

Special U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. ArcelorMittal believes that it currently is not a PFIC for U.S. federal income tax purposes, and ArcelorMittal does not expect to become a PFIC in the future. This conclusion is based upon an annual analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the determination of ArcelorMittal’s PFIC status. If, contrary to the foregoing, ArcelorMittal were classified as a PFIC, a U.S. Holder of ArcelorMittal shares would be subject to an increased tax liability upon the gain realized on a sale or other disposition of ArcelorMittal shares or upon the receipt of certain distributions treated as “excess distributions”. Any gain realized would not be treated as a capital gain but would be treated as if the U.S. Holder had realized its gain and certain “excess distributions”, as applicable, ratably over its holding period for ArcelorMittal shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, if ArcelorMittal were a PFIC and its shares constitute “marketable stock”, a US Holder may elect to be taxed annually on a mark-to-market basis with respect to its ArcelorMittal shares and mitigate the adverse tax consequences. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election with respect to their shares of ArcelorMittal.

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

Luxembourg Taxation

The following is a summary addressing certain material Luxembourg tax consequences that are likely to be relevant to holders of shares in respect of the ownership and disposition of shares in ArcelorMittal.

This summary does not purport to address all material tax considerations that may be relevant to a holder or prospective holder of ArcelorMittal shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, investment funds, and of current or prior holders (directly or indirectly) of five per cent or more of the shares of ArcelorMittal.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg company” means a company or another entity resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg companies are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in ArcelorMittal shares other than a Luxembourg Holder.

(a) Luxembourg Withholding Tax on Dividends Paid on ArcelorMittal Shares

Dividends distributed by ArcelorMittal will in principle be subject to Luxembourg withholding tax at the rate of 15%.

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) holding shares (or a Luxembourg permanent establishment/representative of a qualifying foreign entity to which the shares are attributable), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal of at least 10% or having an acquisition cost of at least €1.2 million held or committed to be held for a minimum one year holding period, per article 147 of the Luxembourg Income Tax Law). If such exemption from dividend withholding tax does not apply, a Luxembourg company may be entitled to a tax credit.

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

Non-resident (i) entities which fall within the scope of Article 2 of amended European Council Directive 90/435/EC on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (the “EU Parent-Subsidiary Directive”), (ii) joint-stock companies or cooperative companies subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law resident in a State being part of the European Economic Area (EEA) other than a Member State, and (iii) joint-stock companies resident in Switzerland subject to corporate income tax in Switzerland without benefiting from an exemption will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the E.U. Parent-Subsidiary Directive as implemented in Luxembourg. In addition, fully taxable non-resident corporate holders will be exempt from withholding tax if they are resident in a country with which Luxembourg has concluded a double tax treaty (under the conditions as set forth in article 147 of the Luxembourg Income Tax Law).

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 39%), plus an unemployment fund contribution levied thereon at a rate of 4% or 6% (depending on the personal situation of the relevant individual). Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder (alone or together with his/her spouse or registered partner and his/her underage children), directly or indirectly, holds more than 10% of the ArcelorMittal shares.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 5%) is 28.8% for Luxembourg companies with registered office in Luxembourg City. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, subject to fulfillment of the conditions set out therein.

Non-Luxembourg resident holders

An individual or corporate non-Luxembourg Holder of ArcelorMittal shares who/which realizes a gain on disposal thereof (and who/which does not have a permanent establishment in Luxembourg to which the ArcelorMittal shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (alone or together with his or her spouse or registered partner and underage children) directly or indirectly held more than 10% of the capital of ArcelorMittal, at anytime during the past five years, and either (1) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (2) the disposal of ArcelorMittal shares occurs within six months from their acquisition, subject to any applicable tax treaty.

A corporate non-Luxembourg Holder, which has a permanent establishment in Luxembourg to which ArcelorMittal shares would be attributable, will bear corporate income tax and municipal business tax on dividends received and/or a gain realized on a disposal of such shares under the same conditions as are applicable to a Luxembourg resident corporate holder, as described above.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Luxembourg Holder unless:

•         the Luxembourg Holder is, or is deemed to be, a legal entity subject to net wealth tax in Luxembourg; or

•         ArcelorMittal shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg of a non-resident entity.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of the above holders, as determined for net wealth tax purposes.

ArcelorMittal shares may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Estate and Gift Tax

Luxembourg inheritance tax may be levied on the transfer of ArcelorMittal shares upon the death of a Luxembourg individual.

Luxembourg gift tax will be levied in the event that a gift of ArcelorMittal shares is made pursuant to a notarial deed signed before a Luxembourg notary.

Other Luxembourg Tax Considerations

No registration tax will be payable by a holder of shares upon the issue, subscription or acquisition of shares in ArcelorMittal or upon the disposal of shares by sale or exchange.

F.    Dividends and Paying Agents

In 2011, four quarterly interim dividends were paid by ArcelorMittal on March 14, June 14, September 12 and December 12. The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) is BNP Paribas Securities Services.

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

The fair value information presented below is based on the information available to management as of the date of the consolidated statements of financial position. Although ArcelorMittal is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of this annual report since that date, and therefore, the current estimates of fair value may differ significantly from the amounts presented below. The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require considerable judgment in interpreting market data and developing estimates. The fair value estimates presented below are not necessarily indicative of the amounts that ArcelorMittal could realize in current market transactions.

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

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the consolidated statements of operations or in equity according to nature and effectiveness of the hedge.

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

Based on high-level estimates for 2011, the table below reflects the impact of a 10% depreciation of the functional currency on budgeted cash flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	(39)
Euro	(900)
Other	(145)

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the consolidated statements of operations of its subsidiaries, its corporate net debt and other items denominated in currencies other than the U.S. dollars for inclusion in ArcelorMittal’s consolidated financial statements.

Based on high-level estimates for 2011, the table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of an appreciation of 10% of the U.S. dollar.

Entity Functional currency	Translation impact of appreciation of dollar on cash flows
in $ equivalent (in millions)
Euro	(179)
Other	(166)

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking derivative transactions into account):

Currency	Impact of 10% move of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	16
Canadian dollar	(14)
Euro	(940)
U.S. dollar	—
Other	(3)

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

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2010		2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	5,386	5,378	4,156	3,743
Instruments payable bearing interest at fixed rates	17,714	21,337	20,731	21,675
Long-term debt, including current portion	23,100	26,715	24,887	25,418
Short term debt	2,908	2,769	1,531	1,561

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers through surcharges. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity.

Commodities	Impact of 10% move of Market prices (12/31/2011)
in $ equivalent (in millions)
Zinc	75
Nickel	14
Tin	12
Aluminum	6
Gas	49
Brent	112
Freight	19

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

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10B—Memorandum and Articles of Association—Form and Transfer of Shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. Citibank replaced The Bank of New York Mellon (“BONY”) as U.S. registrar and listing agent in July 2011. As of December 31, 2011, 86,758,078 shares (or approximately 5.56% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Register Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Register Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2011, Citibank paid the Company $3,000,000 in respect of reimbursements of expenses incurred by the Company in 2011. The $3,000,000 amount is net of fees payable by ArcelorMittal to BONY in connection with the termination of BONY’s appointment as share registrar in 2011.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of management’s internal control over financial reporting as of December 31, 2011 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 20, 2012 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 20, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Audit
Luxembourg, Grand Duchy of Luxembourg
February 20, 2012

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 75, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India.

He has also received a Lifetime Achievement Award by the Economic Times, and has received awards from other organizations.  In 2009 he was conferred Padma Bhushan a civilian honor by the Government of India.

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

For more information refer to “Item 6C—Board Practices/Corporate Governance—Ethics and Conflicts of Interest”.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit (formerly Deloitte S.A.) acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2010 and 2011. Set forth below is a breakdown of fees for services rendered in 2010 and 2011.

Audit Fees. Audit fees in 2010 and 2011 included $33.2 million and $29 million, respectively, for the audits of financial statements, and $0.2 million and $0.2 million in 2010 and 2011, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2010 and 2011 were $1.3 million and $1.2 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2010 and 2011 were $0.3 million and $0.6 million, respectively.

All Other Fees. Fees in 2010 and 2011 for all other services were $0.0 and $0.5 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2011, within its scope prior to commencement of the engagements. None of the services provided in 2011 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte S.A. (now Deloitte Audit) as our principal independent registered public accounting firm for the fiscal year ended December 31, 2011, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte S.A.’s independence and has determined that such services do not interfere with Deloitte S.A.’s independence.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM  16F.         CORPORATE GOVERNANCE

There are no significant differences between the corporate governance practices of ArcelorMittal and those required of a U.S. domestic issuer under the Listed Company Manual of the New York Stock Exchange.

ITEM  16G.         MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.2 to this annual report on Form 20-F.

PART III

ITEM  17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM  18.            FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-104.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1.*

Amended and Restated Articles of Association of ArcelorMittal dated January 25, 2011 and published in the Mémorial C (Official Gazette) on February 2, 2011 (filed as Exhibit 1.1 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2010 (File No. 333-146371), and incorporated by reference herein).

4.1.*

Credit Facility dated January 19, 2011 between ArcelorMittal Finance as lender and Aperam as borrower for an amount of $900 million (filed as Exhibit 4.1 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2010 (File No. 333-146371), and incorporated by reference herein).

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

4.5.	Restricted Share Units and Performance Share Units Plan effective May 10, 2011.

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit

15.2.	Mine Safety and Health Administration Safety Data.

15.3.	Consent of Marshall Miller & Associates, Inc.

*   Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 20, 2012

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2010 and 2011 and

for each of the three years in the period ended December 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal:

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 20, 2012

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	6,207	3,821
Restricted cash	82	84
Trade accounts receivable and other, including 616 and 457 from related parties at December 31, 2010 and 2011, respectively (notes 6 and 14)	5,725	6,452
Inventories (note 7)	19,583	21,689
Prepaid expenses and other current assets (note 8 and 14)	4,160	3,559
Assets held for sale and distribution (note 5)	6,918	-
Total current assets	42,675	35,605

Non-current assets:
Goodwill and intangible assets (note 9)	14,373	14,053
Property, plant and equipment (note 10)	54,344	54,251
Investments in associates and joint ventures (note 11)	10,152	9,041
Other investments (note 12)	267	226
Deferred tax assets (note 19)	6,603	6,081
Other assets (note 13 and 14)	2,490	2,623
Total non-current assets	88,229	86,275
Total assets	130,904	121,880

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2010	2011
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 15)	6,716	2,784
Trade accounts payable and other, including 465 and 257 to related parties at December 31, 2010 and 2011, respectively (note 14)	13,256	12,836
Short-term provisions (note 20)	1,343	1,213
Accrued expenses and other liabilities (note 14 and 21)	6,900	6,624
Income tax liabilities	471	367
Liabilities held for sale and distribution (note 5)	2,037	-
Total current liabilities	30,723	23,824

Non-current liabilities:
Long-term debt, net of current portion (note 15)	19,292	23,634
Deferred tax liabilities (note 19)	4,006	3,680
Deferred employee benefits (note 23)	7,180	7,160
Long-term provisions (note 20)	1,738	1,601
Other long-term obligations	1,865	1,504
Total non-current liabilities	34,081	37,579
Total liabilities	64,804	61,403

Commitments and contingencies (note 22 and note 24)

Equity (note 17):
Common shares (no par value, 1,617,000,000 and 1,617,000,000 shares authorized, 1,560,914,610 and 1,560,914,610 shares issued, and 1,548,561,690 and 1,548,951,866 shares outstanding at December 31, 2010 and 2011, respectively)	9,950	9,403
Treasury shares (12,352,920 and 11,962,744 common shares at December 31, 2010 and 2011, respectively, at cost)	(427)	(419)
Additional paid-in capital	20,198	19,056
Retained earnings	31,647	30,531
Reserves	1,062	(1,881)
Equity attributable to the equity holders of the parent	62,430	56,690
Non-controlling interests	3,670	3,787
Total equity	66,100	60,477
Total liabilities and equity	130,904	121,880

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2009	2010	2011
Sales	61,021	78,025	93,973
(including 3,169, 4,873 and 5,875 of sales to related parties for 2009, 2010 and 2011, respectively)
Cost of sales	58,815	71,084	85,519
(including depreciation and impairment of 5,126, 4,920 and 5,000 and 1,942, 2,448 and 2,897 of purchases from related parties for 2009, 2010 and 2011, respectively)
Gross margin	2,206	6,941	8,454
Selling, general and administrative expenses	3,676	3,336	3,556
Operating income (loss)	(1,470)	3,605	4,898
Income from investments in associates and joint ventures	56	451	620
Financing costs - net (note 18)	(2,847)	(2,200)	(2,838)
Income (loss) before taxes	(4,261)	1,856	2,680
Income tax expense (benefit) (note 19)	(4,432)	(1,479)	882
Net income from continuing operations (including non-controlling interests)	171	3,335	1,798
Discontinued operations, net of tax (note 5)	(57)	(330)	461
Net income (including non-controlling interests)	114	3,005	2,259

Net income attributable to equity holders of the parent:
Net income from continuing operations	214	3,246	1,802
Net income from discontinued operations	(57)	(330)	461
Net income attributable to equity holders of the parent	157	2,916	2,263
Net income from continuing operations attributable to non-controlling interests	(43)	89	(4)
Net income (including non-controlling interests)	114	3,005	2,259

	Year Ended December 31,
	2009	2010	2011
Earnings per common share (in U.S. dollars)
Basic	0.11	1.93	1.46
Diluted	0.11	1.72	1.19
Earnings per common share - continuing operations (in U.S. dollars)
Basic	0.15	2.15	1.16
Diluted	0.15	1.92	0.90
Earnings per common share - discontinued operations (in U.S. dollars)
Basic	(0.04)	(0.22)	0.30
Diluted	(0.04)	(0.20)	0.29
Weighted average common shares outstanding (in millions) (note 17)
Basic	1,445	1,512	1,549
Diluted	1,446	1,600	1,611

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2009		2010		2011

Net income (including non-controlling interests)		114		3,005		2,259

Available-for-sale investments:
Gain (loss) arising during the period	25		102		(39)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(8)		(120)		65
	17		(18)		26
Derivative financial instruments:
Gain (loss) arising during the period	93		(277)		82
Reclassification adjustments for gain included in the consolidated statements of operations	(798)		(551)		(249)
	(705)		(828)		(167)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	3,452		(1,733)		(2,149)
Reclassification adjustments for gain included in the consolidated statements of operations	-		-		(475)
	3,452		(1,733)		(2,624)
Share of other comprehensive income (loss) related to associates and joint ventures	473		201		(598)

Income tax (expense) benefit related to components of other comprehensive income	(181)		144		68

Total other comprehensive income (loss)	3,056		(2,234)		(3,295)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	2,628		(2,310)		(2,943)
Non-controlling interests	428		76		(352)

		3,056		(2,234)		(3,295)
Total comprehensive income (loss)		3,170		771		(1,036)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		2,785		606		(680)
Non-controlling interests		385		165		(356)
Total comprehensive income (loss)		3,170		771		(1,036)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

						Reserves
		Share capital	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available for Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

	Shares [1,3]
Balance at December 31, 2008	1,366	9,269	(5,800)	20,575	30,470	(1,473)	1,488	729	55,258	4,059	59,317
Net income (including non-controlling interests)	-	-	-	-	157	-	-	-	157	(43)	114
Other comprehensive income (loss)	-	-	-	-	-	3,115	(535)	48	2,628	428	3,056
Total comprehensive income (loss)	-	-	-	-	157	3,115	(535)	48	2,785	385	3,170
Recognition of share based payments	2	-	44	(27)	-	-	-	-	17	-	17
Treasury shares (note 17)	1	-	43	(4)	-	-	-	-	39	-	39
Dividend (0.75 per share)	-	-	-	-	(1,084)	-	-	-	(1,084)	(254)	(1,338)
Offering of common shares	141 [2]	681	2,890	264	-	-	-	-	3,835	-	3,835
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	-	-	-	-	(353)	(353)
Cancellation of cash settlement option on 800 convertible senior notes (note 15)	-	-	-	-	198	-	-	-	198	-	198
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	684	684
Other movements	-	-	-	-	36	-	-	-	36	(168)	(132)
Balance at December 31, 2009	1,510	9,950	(2,823)	20,808	29,777	1,642	953	777	61,084	4,353	65,437
Net income (including non-controlling interests)	-	-	-	-	2,916	-	-	-	2,916	89	3,005
Other comprehensive income (loss)	-	-	-	-	-	(1,726)	(585)	1	(2,310)	76	(2,234)
Total comprehensive income (loss)	-	-	-	-	2,916	(1,726)	(585)	1	606	165	771
Recognition of share based payments	1	-	34	123	-	-	-	-	157	-	157
Sale of treasury shares	38	-	2,362	(733)	-	-	-	-	1,629	-	1,629
Dividend (0.75 per share)	-	-	-	-	(1,132)	-	-	-	(1,132)	(128)	(1,260)
Acquisition of non-controlling interests (note 4)	-	-	-	-	90	-	-	-	90	(745)	(655)
Other movements	-	-	-	-	(4)	-	-	-	(4)	25	21
Balance at December 31, 2010	1,549	9,950	(427)	20,198	31,647	(84)	368	778	62,430	3,670	66,100
Net income (including non-controlling interests)	-	-	-	-	2,263	-	-	-	2,263	(4)	2,259
Other comprehensive income (loss)	-	-	-	-	-	(2,796)	(133)	(14)	(2,943)	(352)	(3,295)
Total comprehensive income (loss)	-	-	-	-	2,263	(2,796)	(133)	(14)	(680)	(356)	(1,036)
Spin-off of stainless steel assets (note 5)	-	(547)	-	(1,227)	(2,190)	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	8	85	-	-	-	-	93	-	93
Dividend (0.75 per share)	-	-	-	-	(1,161)	-	-	-	(1,161)	(31)	(1,192)
Acquisition of non-controlling interests (note 4)	-	-	-	-	(29)	-	-	-	(29)	165	136
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	250	250
Other movements	-	-	-	-	1	-	-	-	1	89	90
Balance at December 31, 2011	1,549	9,403	(419)	19,056	30,531	(2,880)	235	764	56,690	3,787	60,477

1           Excludes treasury shares

2           Includes the sale of 29 million treasury shares

3           In millions of shares                                                                                      The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2009	2010	2011
Operating activities:
Net income (including non-controlling interests)	114	3,005	2,259
Discontinued operations	57	330	(461)
Net income from continuing operations (including non-controlling interests)	171	3,335	1,798
Adjustments to reconcile net income to net cash provided by operations and payments:
Depreciation	4,574	4,395	4,669
Impairment	552	525	331
Net interest	1,500	1,445	1,822
Income tax expense (benefit)	(4,432)	(1,479)	882
Write-downs of inventories to net realizable value and expense related to onerous supply contracts [1]	2,596	1,189	226
Labor agreements and separation plans	252	46	239
Litigation provisions (reversal)	(433)	145	(78)
Recycling of deferred gain on raw material hedges	(979)	(354)	(600)
Change in fair value of conversion options on convertible bonds and call options on ArcelorMittal shares	897	(427)	(42)
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	(363)	313	608
Changes in operating assets, liabilities, provision and other operating cash activities excluding the effect from acquisitions:
Trade accounts receivable	1,355	(433)	(694)
Inventories	5,230	(5,540)	(3,057)
Interest paid and received	(1,419)	(1,320)	(1,659)
Taxes paid	(340)	(197)	(1,237)
Trade accounts payable	(110)	3,442	(74)
Dividends received	223	132	353
Cash contributions to defined benefit plans	(830)	(973)	(1,035)
Cash received from settlement of hedges not recognized in the consolidated statements of operations	-	43	175
Cash paid for separation plans	(615)	(240)	(103)
Other working capital and provisions movements	(811)	(277)	(557)
Net cash flows (used in ) provided by operating activities from discontinued operations	260	245	(190)
Net cash provided by operating activities	7,278	4,015	1,777
Investing activities:
Purchase of property, plant and equipment and intangibles	(2,709)	(3,308)	(4,838)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired of 15, nil and 67 in 2009, 2010 and 2011, respectively	(120)	(75)	(860)
Investments in associates and joint ventures accounted for under equity method	(33)	(327)	(95)
Disposals of financial assets [2]	111	324	2,160
Other investing activities net [2]	72	50	(840)
Cash receipt from loan to discontinued operations [3]	-	-	900
Net cash flows used in investing activities from discontinued operations	(105)	(102)	(105)
Net cash used in investing activities	(2,784)	(3,438)	(3,678)
Financing activities:
Offering of common shares	3,153	-	-
Proceeds from mandatory convertible bonds	750	-	250
Acquisition of non-controlling interests [4]	-	(593)	(108)
Proceeds from short-term debt	1,681	1,362	1,562
Proceeds from long-term debt, net of debt issuance costs	9,503	8,484	7,169
Payments of short-term debt	(10,323)	(2,179)	(6,728)
Payments of long-term debt	(9,432)	(5,675)	(1,466)
Premium paid for call options on ArcelorMittal shares	-	(1,363)	-
Sale of treasury shares in connection with the call options on ArcelorMittal shares	-	1,363	-
Sale of treasury shares for stock option exercises	12	8	5
Dividends paid (includes 250, 125 and 32 of dividends paid to non-controlling shareholders in 2009, 2010 and 2011, respectively)	(1,334)	(1,257)	(1,194)
Other financing activities net	(325)	(109)	(22)
Net cash flows used in financing activities from discontinued operations	(32)	(48)	(8)
Net cash used in financing activities	(6,347)	(7)	(540)
Effect of exchange rate changes on cash	196	(159)	(68)
Net increase (decrease) in cash and cash equivalents	(1,657)	411	(2,509)
Cash and cash equivalents:
At the beginning of the year	7,576	5,919	6,207
Cash held for discontinued operations	-	-	123
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	-	(123)	-
At the end of the year	5,919	6,207	3,821

1       Refer to note 7 for more information on inventory write-downs and note 20 for more information on onerous contracts

2       Refer to notes 11 and 12 for more information on disposals of investments

3       Refer to note 14 for more information regarding cash received from a loan to Aperam

4       Due to the adoption of IFRS 3 (revised) and IAS 27 (revised), acquisition of non-controlling interests after January 1, 2010 have been classified as equity transactions and are presented within financing activities. See note 1 for further information.

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. These manufacturing facilities, each of which includes its respective subsidiaries, are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 20, 2012 by the Company’s Board of Directors.

The principal subsidiaries of the Company in 2011 were as follows:

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and certain non-current assets and liabilities held for distribution, which are measured at fair value less cost to sell or to distribute, and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

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

Statements of Operations

•      For all periods presented, all amounts related to discontinued operations within each line item of the consolidated statements of operations are reclassified into continuing and discontinued operations. Net post-tax results of discontinued operations are presented as “Discontinued operations, net of tax” or “Net income from discontinued operations”.

•      Earnings per share is presented for continuing and discontinued operations and for total net results.

Statements of Cash Flows

•      For all periods presented, all amounts related to discontinued operations within each line item of the consolidated statements of cash flows are reclassified into continuing and discontinued operations. Contributions from discontinued operations are presented in three separate line items: “Cash flows provided by operating activities from discontinued operations”, “Cash flows used in investing activities from discontinued operations” and “Cash flows used in financing activities from discontinued operations”

Additional information detailing assets and liabilities held for distribution and discontinued operations are provided in note 5.

Commencing January 1, 2011, discrete financial information for the Company’s mining operations is being provided to the Group Management Board “GMB” for the purpose of assessing the performance of these operations and making decisions regarding resource allocation. Accordingly, the Company’s mining operations are presented as a separate reportable segment.

Adoption of new IFRS standards, amendments and interpretations applicable in 2011

Unless otherwise indicated below, the following new standards, amended standards, or interpretations were adopted by the Company on January 1, 2011 and did not have a material impact on the consolidated financial statements of ArcelorMittal:

•         International Accounting Standard “IAS” 24, “Related Party Disclosures”

•         IAS 32, “Financial Instruments – Presentation”

•         Amendments to International Financial Reporting Interpretations Committee “IFRIC” 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

•         IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

•         Amendments to IFRS 3, “Business Combinations”

•         Amendments to IFRS 7, “Financial Instruments: Disclosures”

•         Amendments to IAS 1, “Presentation of Financial Statements”

•         Transition requirements for amendments arising as a result of IAS 27, “Consolidated and Separate Financial Statements” (as amended in 2008)

•         Amendments to IAS 34, “Interim Financial Reporting”

•         Amendments to IFRIC 13, “Customer Loyalty Programmes”

•         Amendment to IAS 12, “Income Taxes”.

New IFRS standards and interpretations applicable from 2012 onward

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

•        Amendments to IFRS 7, “Financial Instruments: Disclosures”

On October 7, 2010, the IASB issued amendments to IFRS 7 as part of its comprehensive review of off-balance sheet activities. The amendments are intended to provide users of financial statements with additional information regarding financial assets (for example, securitizations), including the possible effects of risks that remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are to be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted. The adoption of this standard will not have any material impact on the financial statements of the Company.

•         IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial instruments, including:

•      The replacement of the multiple classification and measurement models in IAS 39, with a single model that has only two classification categories: amortized cost and fair value.

•      The replacement of the requirement to separate embedded derivatives from financial asset hosts with a requirement to classify a hybrid contract in its entirety at either amortized cost or fair value.

•      The replacement of the cost exemption for unquoted equity instruments and derivatives on unquoted equity instruments with guidance on when cost may be an appropriate estimate of fair value.

The effective date of this standard has been postponed from annual periods beginning on or after January 1, 2013 to annual periods beginning on or after 2015, with early adoption permitted.

On May 13, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” and amended IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”,  all effective for annual periods beginning on or after January 1, 2013.

•      IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements.

•      IFRS 11 provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities.

•      IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

•      IFRS 13 defines fair value, sets out in a single IFRS, a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements.

•      Amendments to IAS 27 were made in connection with the previous new issued standards and reduced the scope of IAS 27 which now only deals with the requirements for separate financial statements. Requirements for consolidated financial statements are now contained in IFRS 10. These amendments require that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9 Financial Instruments.

•      The new IAS 28 amended standard supersedes IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. These amendments define 'significant influence' and provide guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

On June 16, 2011 the IASB issued amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013.

•      Amendment to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income.

•      Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

•      IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”

On October 19, 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. This standard is effective for annual periods beginning on or after January 1, 2013.

On December 16, 2011 the IASB published amendments to IAS 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. The IASB also published amendments to IFRS 7 “Financial Instruments: Disclosures” including new disclosures requirements regarding the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, and January 1, 2013, respectively.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date of acquisition, which is considered to be the date the Company obtains control until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Generally, control is presumed to exist when the Company holds more than half of the voting rights of an entity.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which are not subsidiaries. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Jointly controlled entities are those over whose activities the Company has joint control under a contractual agreement. The consolidated financial statements include the Company’s share of the total recognized profit or loss of associates and jointly controlled entities on an equity accounted basis from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment losses Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

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

Inter-company balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from intra-company transactions that are recognized in assets are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the consolidated statements of operations and within equity in the consolidated statements of financial position.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

Business combinations

From January 1, 2010, the Company has applied IFRS 3, “Business Combinations (2008)” in accounting for business combinations. The change in accounting policy has been applied prospectively.

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

For acquisitions on or after January 1, 2010, the Company measures goodwill at the acquisition date as the total of the fair value of consideration transferred, plus the proportionate amount of any non-controlling interest, plus the fair value of any previously held equity interest in the acquiree, if any, less the net recognized amount (generally at fair value) of the identifiable assets acquired and liabilities assumed. When the result is negative, a bargain purchase gain is recognized in the consolidated statements of operations. Any costs directly attributable to the business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not re-measured and settlement is accounted for as equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in the consolidated statements of operations.

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

Accounting for acquisitions of non-controlling interests

Commencing January 1, 2010, the Company has applied IAS 27 “Consolidated and Separate Financial Statements (2008)” in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively.

Acquisitions of non-controlling interests, which do not result in a change of control, are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognized as a result of such transactions. In such circumstances, the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent.

Previously, goodwill was recognized on the acquisition of non-controlling interests in a subsidiary, which represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of the transaction.

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for OJSC ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas S.A. de C.V., ArcelorMittal Brasil, ArcelorMittal Montreal Inc., ArcelorMittal Mines Canada Inc., ArcelorMittal Dofasco Inc., ArcelorMittal Point Lisas Ltd.and ArcelorMittal Temirtau, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati S.A., whose functional currency is the euro.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related transaction gains and losses are reported in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statements of comprehensive income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries and associates whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary or associate.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the time of purchase and are carried at cost plus accrued interest, which approximates fair value.

Restricted cash

Restricted cash represents cash and cash equivalents not readily available to the Company, mainly related to insurance deposits, escrow accounts created as a result of acquisitions, and various other deposits or required balance obligations related to letters of credit and credit arrangements. Changes in restricted cash are included within other investing activities (net) in the consolidated statements of cash flows.

Trade accounts receivable

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a reasonable estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recognized as gains in selling, general and administrative expenses.

ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable over 180 days because historical experience is such that receivables that are past due beyond 180 days are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Trade receivables between 60 days and 180 days are provided for based on estimated unrecoverable amounts from the sale of goods and/or services, determined by reference to past default experience.

Trade accounts payable

Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method or average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight and shipping and handling costs. In accordance with IAS 2 Inventories, interest charges, if any on purchases have been recorded as financing costs.  Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Goodwill and bargain purchase

Goodwill arising on an acquisition is recognized as previously described within the business combinations section.

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

ArcelorMittal has historically purchased certain steel assets involved in various privatization programs in former government controlled economies. Businesses with these characteristics typically have been purchased for an amount that does not exceed net asset fair value, thus resulting in a gain from bargain purchase for accounting purposes. In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired and liabilities assumed. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (bargain purchase) is recognized immediately in the consolidated statements of operations.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by the State or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of depreciation.

Stripping and overburden removal costs

In open pit and underground mining operations, it is necessary to remove overburden and other waste materials to access the deposit from which minerals can be extracted. This process is referred to as stripping. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

A mine can operate several open pits that are regarded as separate operations for the purpose of mine planning and production. In this case, stripping costs are accounted for separately, by reference to the ore extracted from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning and production, stripping costs can be aggregated too.

The determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

- If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

- If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

- If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.

- If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

- If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

The relative importance of each factor is considered by local management to determine whether, on balance, the stripping costs should be attributed to the individual pit or to the combined output from the several pits.

Developmental stripping costs contribute to the future economic benefits of mining operations when the production begins and so are capitalized as tangible assets (construction in progress), whereas production stripping is a part of on-going activities and are expensed within the consolidated statements of operations as part of cost of sales.

Capitalization of developmental stripping costs ends when the commercial production of the minerals commences. At this point, all stripping costs assets are presented within a specific “mining assets” class of property, plant and equipment and then depreciated on a units-of-production basis.

Production stripping commences when the production stage of mining operations begins and continues throughout the life of a mine.

Exploration and evaluation expenditure

Exploration and evaluation activities involve the search for iron ore and coal resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include:

• researching and analyzing historical exploration data;

• conducting topographical, geological, geochemical and geophysical studies;

• carrying out exploratory drilling, trenching and sampling activities;

• drilling, trenching and sampling activities to determine the quantity and grade of the deposit;

• examining and testing extraction methods and metallurgical or treatment processes; and,

• detailed economic feasibility evaluations to determine whether development of the reserves is commercially justified and to plan methods for mine development.

Exploration and evaluation expenditure is charged to the consolidated statements of operations as incurred except in the following circumstances, in which case the expenditure is capitalized: (i) the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition; or (ii) when management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation expenditure is generally recorded as a component of property, plant and equipment at cost less impairment charges, unless its nature requires it to be recorded as an intangible asset. As the asset is not available for use, it is not depreciated and all capitalized exploration and evaluation expenditure is monitored for indications of impairment. To the extent that capitalized expenditure is not expected to be recovered it is recognized as an expense in the consolidated statements of operations.

Cash flows associated with exploration and evaluation expenditure are classified as operating activities when they are related to expenses or as an investing activity when they are related to a capitalized asset in the consolidated statements of cash flows.

Development expenditure

Development is the establishment of access to the mineral reserve and other preparations for commercial production. Development activities often continue during production and include:

• sinking shafts and underground drifts (often called mine development);

• making permanent excavations;

• developing passageways and rooms or galleries;

• building roads and tunnels; and

• advance removal of overburden and waste rock.

Development (or construction) also includes the installation of infrastructure (e.g., roads, utilities and housing), machinery, equipment and facilities.

When proven reserves are determined and development is sanctioned, expenditures capitalized as exploration and evaluation are reclassified as construction in progress and are disclosed as a component of property, plant and equipment. All subsequent development expenditures are capitalized and classified as construction in progress. On completion of development, all assets included in construction in progress are individually reclassified within the right category of property, plant and equipment and depreciated accordingly.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and impairment. Cost includes all related costs directly attributable to the acquisition or construction of the asset. Except for the land, the property, plant and equipment are depreciated using the straight-line method over the useful lives of the related assets as presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Property plant & equipment	15 to 30 years
Auxiliary facilities	15 to 30 years
Other facilities	5 to 20 years

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are charged to expense as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Mining assets comprise:

•         Mineral rights acquired;

•         Capitalized developmental stripping (as described above in “Stripping and overburden removal costs”)

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are depreciated on a units-of-production basis. A unit-of-production is based on the available estimate of proven and probable reserves.

Pre-production expenditure such as exploration and evaluation assets are capitalized only when the management has a high degree of confidence in the project’s economic viability and it is probable that future economic benefits will flow to the Company or when the exploration and evaluation activity is within an area of interest which was previously acquired in a business combination and measured at fair value on acquisition.

The capitalization of pre-production expenditures can be justified through a feasibility study, valuation report or similar positive assessment performed by an external expert; through a business plan, project plan, business forecast or other assessment prepared and validated by management, or through management’s knowledge and expertise derived from similar projects.

Capitalization of pre-production expenditures cease when the mining property is capable of commercial production as it is intended by management. General administration costs that are not directly attributable to a specific exploration area are charged to the consolidated statements of operations.

Property, plant and equipment under construction are recorded as construction in progress until they are ready for their intended use; thereafter they are transferred to the related class of property, plant and equipment and depreciated over their estimated useful lives. Interest incurred during construction is capitalized if the borrowing cost is directly attributable to the construction. Gains and losses on retirement or disposal of assets are recognized in the cost of sales.

Property, plant and equipment acquired by way of finance leases is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is allocated between the finance charges and a reduction of the lease liability. The interest element of the finance cost is charged to the consolidated statements of operations over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability.

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

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment. Subsequent ARO, when reliably measurable, is recorded on the statements of financial position increasing the cost of the asset and the fair value of the related obligation.

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

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in income from investments in associates and joint ventures in the consolidated statements of operations.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss recognized in the reserves in equity. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Joint arrangements where the Company has joint control of the arrangement and have rights to the assets, and obligations for the liabilities, are accounted for in relation with the arrangement, and the Company’s rights to the corresponding revenues and obligations for the corresponding expenses.

Assets held for sale and distribution

Non-current assets and disposal groups that are classified as held for sale and distribution are measured at the lower of carrying amount and fair value less costs to sell or to distribute. Assets and disposal groups are classified as held for sale and for distribution if their carrying amount will be recovered through a sale or a distribution transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale or distribution in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale and distribution are presented separately on the consolidated statements of financial position and are not depreciated.

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed contributions to an external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. Contributions are expensed as incurred consistent with the recognition of wages and salaries. No provisions are established with respect to defined contribution plans as they do not generate future commitments for ArcelorMittal.

Defined benefit plans are those plans that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each fiscal year end. Actuarial gains and losses that exceed ten percent of the greater of the present value of the Company’s defined benefit obligation and the fair value of plan assets at the end of the prior year are amortized over the expected average remaining working lives of the participating employees. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits vest.

 The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation, as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Early retirement plans are considered effective when the affected employees have formally been informed and when liabilities have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it has a detailed formal plan which is without realistic possibility of withdrawal and the plan has been communicated to employees or their representatives.

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the consolidated statements of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the consolidated statements of operations.

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events and it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the consolidated statements of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Environmental costs

Environmental costs that relate to current operations or to an existing condition caused by past operations, and which do not contribute to future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated based on ongoing engineering studies, discussions

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

Income taxes

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the consolidated statements of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operation loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the consolidated statements of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each consolidated statements of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

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

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported as reserves, a separate component of equity, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a first-in, first-out basis.

Investments in privately held companies that are not considered equity method investments and for which fair value is not readily determinable are carried at cost less impairment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

Impairment of financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Estimated future cash flows are determined using various assumptions and techniques, including comparisons to published prices in an active market and discounted cash flow projections using projected growth rates, weighted average cost of capital, and inflation rates. In the case of available-for-sale securities, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the consolidated statements of operations is removed from equity and recognized in the consolidated statements of operations.

If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is recognized to the consolidated statements of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Emission rights

ArcelorMittal’s industrial sites which are regulated by the European Directive 2003/87/EC of October 13, 2003 on carbon dioxide (“CO2”) emission rights, effective as of January 1, 2005, are located primarily in Belgium, Czech Republic, France, Germany, Luxembourg, Poland, Romania and Spain. The emission rights allocated to the Company on a no-charge basis pursuant to the annual national allocation plan are recorded at nil value and purchased emission rights are recorded at cost. Gains and losses from the sale of excess rights are recognized in cost of sales in the consolidated statements of operations. If on the date of the consolidated statements of financial position, the Company is short of emission rights, it will record a provision through the consolidated statements of operations.

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

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains, losses on foreign exchange contracts and transactions and accretion of long-term liabilities.

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect. Potential common shares are calculated using the treasury stock method.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Equity settled share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options and restricted share units. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options and restricted share units, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. For the restricted share units, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.

Segment reporting

ArcelorMittal reports its operations in six reportable segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and Commonwealth of Independent States (“AACIS”), Distribution Solutions and Mining.

The Company is organized in eight operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the GMB. Operating segments are aggregated when they have similar economic characteristics (similar long-term average gross margins) and are similar in the nature of products and services, the nature of production processes, customers, the methods used to distribute products or provide services, and the regulatory environment. The Long Carbon Americas, Long Carbon Europe, and Tubular Products operating segments have been aggregated for reporting purposes.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets, and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company as a whole and so is not directly attributable to individual operating segments or geographical areas.

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

Following the approval by the board of directors of ArcelorMittal on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Critical accounting judgments

The critical accounting judgments and significant assumptions made by management in the preparation of these consolidated financial statements are provided below.

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

Deferred tax assets

ArcelorMittal records deferred tax assets and liabilities based on the differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases. Deferred tax assets are also recognized for the estimated future effects of tax losses carried forward. ArcelorMittal reviews the deferred tax assets in the different jurisdictions in which it operates periodically to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies.

Note 19 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, expected return on plan assets, healthcare cost trend rates, mortality rates, and retirement rates.

•         Discount rates – The discount rate is based on several high quality corporate bond indexes in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

•         Rate of compensation increase – The rate of compensation increase reflects actual experience and the Company’s long-term outlook, including contractually agreed upon wage rate increases for represented hourly employees.

•         Expected return on plan assets – The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated long-term performance of individual asset classes, risks (standard deviations), and correlations of returns among the asset classes that comprise the plans’ asset mix.

•         Healthcare cost trend rate – The healthcare cost trend rate is based on historical retiree cost data, near-term healthcare outlook, including appropriate cost control measures implemented by the Company, and industry benchmarks and surveys.

•         Mortality and retirement rates – Mortality and retirement rates are based on actual and projected plan experience.

Actuarial gains or losses resulting from experience and changes in assumptions are recognized in the consolidated statements of operations only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plans.

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

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through credits or charges in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash generating unit level. In certain instances, the cash generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2011, the Company determined it has 75 cash generating units.

An impairment loss recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash generating units which correspond to the operating segments as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 25 for further discussion of the Company’s operating segments. Whenever the cash generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

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

Derivative financial instruments

The Company enters into derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at trade date. Embedded derivatives are separated from the host contract and accounted for separately if required by IAS 39, “Financial Instruments: Recognition and Measurement”. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset, liability, or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in the consolidated statements of operations.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income. Amounts deferred in equity are recorded in the consolidated statements of operations in the periods when the hedged item is recognized in the consolidated statements of operations and within the same line item.

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expires or is exercised, the accumulated unrealized gain or loss on the hedging instrument is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

Foreign currency differences arising on the translation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized directly as a separate component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in the consolidated statements of operations.

Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of orebodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•         Asset carrying amounts may be affected due to changes in estimated future cash flows.

•         Depreciation, depletion and amortization charged in the consolidated statements of operations may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•         Overburden removal costs recognized on the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

NOTE 3: ACQUISITIONS

Acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values as of the date of acquisition. Goodwill recognized through the acquisitions discussed below is primarily attributable to potential strategic and financial benefits expected to be realized associated with future revenue growth and access to new markets.

 Significant acquisitions made during the years ended December 31, 2009, 2010 and 2011 include:

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

Total consideration paid was 2 and cash acquired was 15. Total debt assumed amounted to 80. The purchase was made under section 363 of Chapter 11 of the United States Bankruptcy Code by authorization of the United States Bankruptcy Court for the Eastern District of Michigan. The acquisition of Noble BV resulted in the consolidation of total assets of 236 and total liabilities of 195. The final gain from the bargain purchase amounted to 39 and was recorded in the operating income. The net result consolidated since the acquisition date amounted to (8), for the year ended on December 31, 2009.

Baffinland

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused in the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned 70% by ArcelorMittal and 30% by Nunavut Iron Ore Acquisition Inc. (“Nunavut”). The stake held in Baffinland increased to 93.66% on February 18, 2011 following an extension of the offer and the acquisition of 100% was completed on March 25, 2011 as a result of the repurchase of the remaining 6.34% non-controlling interests (see note 4). Following these transactions, the Company holds finally a 70% stake in Baffinland. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which 362 paid in cash by ArcelorMittal and 166 paid by Nunavut (of which 105 in cash and 61 in shares). The transaction costs relating to this acquisition amounted to 5 and are recorded as selling, general and administrative expenses in the consolidated statements of operations. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 596 and total liabilities of 71. The acquired assets included 447 assigned to iron ore mining reserves and 82 assigned to exploration for and evaluation of mineral resources. The resulting final goodwill amounted to 38. The revenue and the net result consolidated since acquisition date amounted to nil and (5), respectively.

Cognor

On May 4, 2011, ArcelorMittal acquired from Cognor Group certain of its assets located in Poland, including property, plant and equipment, inventory, related operating processes and the workforce in order to strengthen its market presence in Poland. The Company accounted for this acquisition as a business combination. The total consideration paid for this acquisition was 67. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 68 and total liabilities of 1. The acquired assets included 41 assigned to land and buildings, 12 assigned to machinery and equipment and 12 assigned to inventories. There was no goodwill related to this acquisition.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Prosper

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellschaft (“RAG”) the Prosper coke plant, located in Bottrop, Germany in order to reduce external sourcing of coke. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The Company accounted for this acquisition as a business combination. The total consideration paid for this acquisition was 205. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 309 and total liabilities of 86. The acquired assets included 145 assigned to the coke plant, 98 assigned to coke and coking coal inventories, 22 assigned to the investment in Arsol, 44 assigned to environmental and asset retirement obligations and 27 assigned to unfavorable contracts with a residual maturity of 8 years. The acquisition resulted in a bargain purchase of 18 and was recorded in operating income.

ATIC Services SA

On December 5, 2011, the Company acquired a controlling stake of 33.4% interest in its associate ATIC Services SA (“ATIC”) thereby increasing its current 42.4% holding to 75.8% for a total cash consideration of 34 (76 net of cash acquired of 42). ATIC is a leading European provider of logistic services in relation with the coal industry headquartered in France. This acquisition will enable the Company to optimize the logistic chain in relation with the coal supply. As of December 31, 2011, the initial accounting for the business combination is incomplete and the amounts recognized in the financial statements for the business combination have been determined only provisionally as the acquisition date was close to the year end and did not enable the Company to complete the accounting for the business combination within the same financial year.

Nikmet

On December 7, 2011, the Company acquired 100% of Stevedoring Company Nikmet Terminals (“Nikmet”) for a total cash consideration of 23 (including 5 of outstanding debt). Nikmet handles steel exports in the port of Nikolaev in southern Ukraine with a throughput capacity of 2 million tons per year. This acquisition will assure sea access, optimize logistics and cost savings for the Company’s operations in Ukraine. As of December 31, 2011, the initial accounting for the business combination is incomplete and the amounts recognized in the financial statements for the business combination have been determined only provisionally as the acquisition date was close to the year end and did not enable the Company to complete the accounting for the business combination within the same financial year.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2009 that were finalized during the year ended December 31, 2010:

	2009
	DSTC	Noble	Total
Current assets	56	90	146
Property, plant and equipment	1	105	106
Intangible assets	26	-	26
Other assets	-	26	26
Total assets acquired	83	221	304
Current liabilities	31	100	131
Long-term debt	-	92	92
Other long-term liabilities	1	3	4
Total liabilities assumed	32	195	227
Total net assets	51	26	77
Non-controlling interest	20	-	20
Net assets acquired	31	26	57
Cash paid to stockholders, gross	67	2	69
Cash acquired	-	(15)	(15)
Total purchase price, net	67	(13)	54
Goodwill	36	-	36
Bargain purchase		(39)	(39)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

During 2011, the Company made the following acquisitions for which the final fair values of identifiable assets and liabilities are as follows:

	2011
	Baffinland	Prosper	Cognor
Current assets	6	140	12
Property, plant & equipment	12	145	53
Mining rights	447	-	-
Intangibles assets	82	2	3
Other assets	49	22	-
Total assets acquired	596	309	68
Current liabilities	9	4	-
Other long-term liabilities	1	74	-
Deferred tax liabilities	61	8	1
Total liabilities assumed	71	86	1
Total net assets	525	223	67
Non-controlling interests	35 [1]	-	-
Total net assets acquired	490	223	67
Cash paid to stockholders, gross	553	205	67
Cash acquired	(25)	-	-
Purchase price, net	528	205	67
Goodwill	38	-	-
Bargain purchase		(18)

1                The Company acquired the remaining non-controlling interests on March 25, 2011 (see note 4).

During 2011, the Company made the following acquisitions for which the provisional acquisition-date fair values of identifiable assets and liabilities are as follows:

	2011
	ATIC	Nikmet
Current assets	55	3
Property, plant & equipment	90	3
Intangibles assets	14	-
Other assets	75	-
Total assets acquired	234	6
Current liabilities	66	1
Long-term debt	17	-
Other long-term liabilities	14	-
Deferred tax liabilities	2	-
Total liabilities assumed	99	1
Total net assets	135	5
Non-controlling interests	43	-
Total net assets acquired	92	5
Previously held equity interests	81	-
Cash paid to stockholders, gross	76	18
Cash acquired	(42)	-
Debt outstanding on acquisition	-	5
Purchase price, net	34	23
Goodwill	23	18

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, the Company acquired additional non-controlling interests during 2009, 2010 and 2011.

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

Zaklady K Zdzieszowice

On September 20, 2010, ArcelorMittal Poland acquired the remaining 8.5% (58,751 shares) of Zaklady K Zdzieszowice (“ZKZ”) from the Polish State Treasury for a cash consideration of 130. Following that transaction, ZKZ is a fully owned subsidiary of ArcelorMittal Poland. The net value of interests acquired was 120 and the Company recorded a decrease of 10 in equity.

Ambalaj

On February 28, 2011, ArcelorMittal acquired the remaining 25% non-controlling stake in ArcelorMittal Ambalaj (Turkey) for a total consideration of 10. The Company now owns 100% of this subsidiary.

Baffinland

On March 26, 2011, the Company acquired the remaining 6.34% non-controlling stake in Baffinland through a court approved plan of arrangement. The total consideration for the transaction was 39 of which 25 paid by ArcelorMittal. The transaction resulted in a reduction of non-controlling interests of 35. In accordance with IFRS 3 (revised) and IAS 27 (revised), the Company recorded a decrease of 4 directly in equity.

The tables below summarize the acquisition of non-controlling interests:

	2009
	Ostrava	Others	Total
Non-controlling interests	344	9	353
Cash paid, net	55	11	66
Debt outstanding on acquisition	207	-	207
Purchase price, net	262	11	273
Goodwill	-	2	2
Bargain purchase	(82)	-	(82)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2010
	Ostrava	ZKZ	Others	Total
Non-controlling interests	534	120	91	745
Cash paid, net	457	130	10	597
Debt outstanding on acquisition	-	-	58	58
Purchase price, net	457	130	68	655
Adjustment to equity (in accordance with IAS 27 (2008))	77	(10)	23	90

	2011
	Baffinland	Ambalaj	Total
Non-controlling interests	35	10	45
Cash paid, net	35	10	45
Debt outstanding on acquisition	4	-	4
Purchase price, net	39	10	49
Adjustment to equity (in accordance with IAS 27 (2008))	(4)	-	(4)

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The bonds were originally scheduled to mature on May 25, 2011. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until 10 business days before conversion. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) and Macarthur Coal Limited (“Macarthur”), both of which were publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2010, the mandatory convertible bonds are recorded as non-controlling interests of 684 and debt of 15. (See note 15).

On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 688 (net of tax and fees) and debt for 60. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 52 and was recognized as financing costs in the consolidated statements of operations.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument with a resulting 15 recognized as financing costs. In the Company’s consolidated statements of financial position as of December 31, 2011 the mandatory convertible bonds are recorded as non-controlling interests of 934 and debt of 66.

As a result of the completion of the sale of the shares in Macarthur on December 21, 2011 (see note 11), the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company committed to Crédit Agricole to link new notes to China Oriental Group Company Ltd (“China Oriental”) shares. The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012. On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

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

On July 5, 2010, the Company completed the disposal of the Anzherskaya coal mine in Russia. The total cash consideration received was nil and the purchaser agreed to assume the liabilities of the mine. In connection with the decision to sell and cease all future use of the tangible assets, an impairment loss of 119 was recognized with respect to goodwill in the amount of 16, and property, plant and equipment in the amount of 103 and included as cost of sales in the consolidated statements of operations. Inventories and trade receivables were written down by 3.

 Asset and liabilities held for distribution

Following the approval by ArcelorMittal’s board on December 7, 2010, to spin off Aperam, the results of the stainless steel operations have been presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

The table below provides details of the amounts presented in the consolidated statements of operations with respect to discontinued operations:

	Consolidated statements of operations for the year ended December 31,
	2009	2010	2011
Sales	4,089	5,418	471
Cost of sales (including depreciation and impairment of 332, 929 and nil for 2009, 2010 and 2011, respectively)	4,059	5,689	415
Gross margin	30	(271)	56
Selling, general and administrative	199	209	19
Operating income (loss)	(169)	(480)	37
Income from investments in associates and joint ventures	2	9	-
Financing costs - net	30	145	421
Income (loss) before taxes	(137)	(326)	458
Income tax expense (benefit)	(80)	4	(3)
Net income (loss) (including non-controlling interests)	(57)	(330)	461

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

The Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets and liabilities held for distribution at December 7, 2010. The fair value of these assets has been estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, at December 7, 2010, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively. There were no subsequent changes in the fair value less cost to distribute on the spin-off date as of January 25, 2011.

The measurement of the fair value of the assets and liabilities held for distribution represents a Level 3 fair value measurement. As discussed in note 16, Level 3 measurements are based on inputs that are not based on observable market data and require management assumptions or inputs from unobservable markets. The measurement is most sensitive to changes in the selected trading multiple of comparable companies as well as the projected 2011 earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the stainless steel business. A 5% increase or decrease in either the trading multiple of comparable companies or the forecasted 2011 EBITDA, would have resulted in a 270 decrease or increase to the impairment loss recognized within discontinued operations, respectively at December 31, 2010.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The table below provides details of the amounts presented in the consolidated statements of other comprehensive income with respect to discontinued operations:

	Statements of other comprehensive income for the year ended December 31,
	2009	2010	2011
Net income (loss) (including non-controlling interests)	(57)	(330)	461
Available-for-sale investments:
Gain (loss) arising during the period	12	78	(11)
Reclassification adjustments for (gain) loss included in the statements of operations	-	(79)	(28)
	12	(1)	(39)
Derivative financial instruments:
Gain (loss) arising during the period	45	(3)	(1)
Reclassification adjustments for (gain) loss included in the statements of operations	-	2	-
	45	(1)	(1)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	597	(11)	23
Reclassification adjustments for (gain) loss included in the statements of operations	-	-	(391)
	597	(11)	(368)
Total Comprehensive income	597	(343)	53

On January 25, 2011, the Extraordinary General Meeting of Shareholders of ArcelorMittal approved the spin-off of Aperam. As a result, all assets and liabilities classified as held for distribution at that date were transferred to Aperam for a total amount of 3,964 recognized as a reduction in shareholders’ equity and determined as follows.

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances in the consolidated statements of financial position:

	December 31, 2010	January 25, 2011
ASSETS
Current assets:
Cash and cash equivalents	123	85
Trade accounts receivable and other	387	435
Inventories	1,520	1,634
Prepaid expenses and other current assets	148	159
Total current assets	2,178	2,313
Non-current assets:
Goodwill and intangible assets	1,360	1,379
Property, plant and equipment	3,048	3,086
Other investments	183	162
Deferred tax assets	69	68
Other assets	80	78
Total non-current assets	4,740	4,773
Total assets	6,918	7,086

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	66	63
Trade accounts payable and other	769	731
Short-term provisions	41	41
Accrued expenses and other liabilities	365	307
Income tax liabilities	11	19
Total current liabilities	1,252	1,161
Non-current liabilities:
Long-term debt, net of current portion	121	116
Deferred tax liabilities	347	364
Deferred employee benefits	181	185
Long-term provisions	126	127
Other long-term obligations	10	11
Total non-current liabilities	785	803
Total liabilities	2,037	1,964

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The table below provides details of the decrease in equity resulting from the spin-off of Aperam on January 25, 2011:

Total assets held for distribution	7,086
Total liabilities held for distribution	(1,964)
Assets related to intra-group transactions within ArcelorMittal	76
Liabilities related to intra-group transactions within ArcelorMittal	(1,210)
Fair value of Aperam shares attributed to ArcelorMittal as a result of the treasury shares held by the Company	(24)
Total decrease in equity	3,964

A total amount of 419 previously recognized in other comprehensive income and including the cumulative exchange differences arising on translation of foreign operations for 391 and gains and losses on available-for-sale financial assets for 28 was reclassified to the consolidated statements of operations as a result of the spin-off.

NOTE 6: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2010	2011
Gross amount	5,994	6,681
Allowance for doubtful accounts	(269)	(229)
Total	5,725	6,452

The carrying amount of the trade accounts receivable and other approximates fair value. Before allowing credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2010*	2011
Flat Carbon Americas	459	541
Flat Carbon Europe	979	1,079
Long Carbon Americas and Europe	2,024	2,118
Distribution Solutions	1,561	1,878
AACIS	514	526
Mining	93	152
Other activities	95	158
Total	5,725	6,452

* The 2010 information has been recast retrospectively as the Company’s mining operations are presented as a separate reportable segment as of January 1, 2011

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2010	2011
Europe	3,421	3,727
North America	773	844
South America	793	913
Africa & Asia	588	618
Middle East	150	350
Total	5,725	6,452

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2010			2011
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,618	(44)	4,574	5,412	(31)	5,381
Past due 0-30 days	745	(11)	734	659	(6)	653
Past due 31-60 days	164	(3)	161	200	(8)	192
Past due 61-90 days	62	(6)	56	80	(6)	74
Past due 91-180 days	116	(11)	105	95	(13)	82
More than 180 days	289	(194)	95	235	(165)	70
Total	5,994	(269)	5,725	6,681	(229)	6,452

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others	Balance as of December 31, 2009
371	66	(73)	18	382

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others	Balance as of December 31, 2010
382	47	(122)	(38)*	269

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
269	24	(59)	(5)	229

The Company has established sales without recourse of trade accounts receivable programs with financial institutions for a total amount as of December 31, 2011 of €2,540 million, 900 and CAD 215 million, referred to as True Sale of Receivables (“TSR”). These amounts represent the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the time of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended December 31, 2009, 2010 and 2011 were 21,820, 29,503 and 35,287 respectively, (with amounts of receivables sold in euros and Canadian dollars converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs reflecting the discount granted to the acquirers of the accounts receivable recognized in the consolidated statements of operations, excluding amounts presented as discontinued operations, amounted to 102, 110 and 152 in 2009, 2010 and 2011, respectively.

NOTE 7: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,304 and 1,549 as of December 31, 2010 and 2011, respectively, is comprised of the following:

	December 31,
	2010	2011
Finished products	6,321	7,356
Production in process	4,038	4,531
Raw materials	7,263	7,933
Manufacturing supplies, spare parts and other	1,961	1,869
Total	19,583	21,689

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The amount of inventory pledged as collateral was 44 and 11 as of December 31, 2010 and 2011, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2008	Additions	Deductions/ Releases	Others	Balance as of December 31, 2009
3,519	2,374	(4,405)	52	1,540

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others*	Balance as of December 31, 2010
1,540	1,084	(1,096)	(224)	1,304

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others**	Balance as of December 31, 2011
1,304	1,398	(1,093)	(60)	1,549

*         Includes (141) related to the transfer of allowance for obsolescence to assets held for sale and distribution

**      Includes (2) related to the transfer of allowance for obsolescence to assets held for sale and distribution

Due to the sharp decline in the market prices of raw materials and steel demand in the last quarter of 2008 and continuing through 2011, the Company wrote down its inventory to its net realizable value. The amount of write-down of inventories to net realizable value recognized as an expense was 2,374, 1,084 and 1,398 in 2009, 2010 and 2011, respectively, and was reduced by 4,405, 1,096 and 1,093 in 2009, 2010 and 2011, respectively, due to normal inventory consumption.

NOTE 8: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to taxing and other public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, prepaid expenses and other receivables and other, which is made up of advances to employees, prepayments, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2010	2011
VAT recoverable	1,694	1,709
Income tax receivable	434	430
Revaluation of derivative financial instruments	523	242
Prepaid expenses and other receivables	1,024	715
Other	485	463
Total	4,160	3,559

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisitions	Concessions, patents and licenses	Favorable contracts	Other	Total
Cost
At December 31, 2009	15,555	1,063	1,067	2,013	19,698
Acquisitions	-	20	-	155	175
Disposals	-	(9)	-	-	(9)
Foreign exchange differences	(427)	(45)	(46)	(90)	(608)
Transferred to assets held for sale and distribution	(1,795)	(105)	-	(270)	(2,170)
Transfers and other movements	(15)	15	(152)	21	(131)
At December 31, 2010	13,318	939	869	1,829	16,955
Acquisitions	79	51	-	105	235
Disposals	-	(10)	-	(159)	(169)
Foreign exchange differences	(198)	(48)	(13)	11	(248)
Transfers and other movements	(16)	156	(50)	8	98
At December 31, 2011	13,183	1,088	806	1,794	16,871

Accumulated amortization and impairment losses
At December 31, 2009	727	385	1,000	552	2,664
Disposals	-	(7)	-	-	(7)
Amortization charge[1]	-	139	34	247	420[1]
Impairment and reduction of goodwill	16	28	-	-	44
Foreign exchange differences	(14)	(28)	(45)	(37)	(124)
Transferred to assets held for distribution	-	(94)	-	(118)	(212)
Transfers and other movements	-	(55)	(151)	3	(203)
At December 31, 2010	729	368	838	647	2,582
Disposals	-	(5)	-	(1)	(6)
Amortization charge¹	-	76	12	222	310
Foreign exchange differences	(1)	(29)	(13)	(1)	(44)
Transfers and other movements	(16)	44	(50)	(2)	(24)
At December 31, 2011	712	454	787	865	2,818

Carrying amount
At December 31, 2010	12,589	571	31	1,182	14,373
At December 31, 2011	12,471	634	19	929	14,053

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

¹          Including amortization with respect to discontinued operations of 29 and nil for the years ended December 31, 2010 and 2011, respectively.

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

		Net value December 31, 2009	Transfer to assets held for distribution	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2010
Flat Carbon Europe		3,195	-	(173)	-	3,022
Flat Carbon Americas		4,079	-	-	-	4,079
Long Carbon Europe		1,280	-	(92)	-	1,188
Long Carbon Americas		1,759	-	(2)	-	1,757
Tubular Products		158	-	(79)	-	79
AACIS		1,518	-	(3)	(16)	1,499
Stainless Steel ¹		1,788	(1,795)	7	-	-
Distribution Solutions		1,051	-	(71)	(15)	965
TOTAL		14,828	(1,795)	(413)	(31)	12,589

	Net value December 31, 2010	Reclassification to Mining[2]	Net value January 1, 2011	Foreign exchange differences and other movements	Acquisitions	Net value December 31, 2011
Flat Carbon Europe	3,022	(69)	2,953	(100)	23	2,876
Flat Carbon Americas	4,079	(755)	3,324	8	-	3,332
Long Carbon Europe	1,188	-	1,188	(35)	-	1,153
Long Carbon Americas	1,757	(33)	1,724	(38)	-	1,686
Tubular Products	79	-	79	-	-	79
AACIS	1,499	(14)	1,485	4	18	1,507
Distribution Solutions	965	-	965	(29)	-	936
Mining	-	871	871	(7)	38	902
TOTAL	12,589	-	12,589	(197)	79	12,471

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1          See note 5 for discussion of the valuation of the stainless steel business which has been presented as discontinued operations.

2          On January 1, 2011, goodwill was reallocated among the groups of cash generating units based on the relative fair values of the assets as a result of mining operations being presented as a separate operating and reportable segment.

Goodwill acquired in business combinations and the acquisition of non-controlling interests, prior to the adoption of IAS 27 (2008) has been allocated to the Company’s operating segments and presented in the table above. This represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill is tested at the group of cash generating units (“GCGU”) level for impairment annually, as of November 30, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level. The recoverable amounts of the GCGUs are determined based on their value in use. The Company determined to calculate value in use for purposes of its impairment testing and, accordingly, did not determine the fair value of the GCGUs as the carrying value of the GCGUs was lower than their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period.

The value in use of each GCGU was determined by estimating cash flows for a period of five years for steel operations and over the life of the mines for mining operations. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management.  Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2010 (in %)	10.9	12.2	10.5	13.2	14.9	14.4	-	12.1
GCGU weighted average pre-tax discount rate used in 2011 (in %)	10.4	10.0	10.3	10.6	12.8	11.4	19.2	11.1

When estimating average selling price, the Company used a range of assumptions between $717 per tonne and $954 per ton which remain stable for the next four years depending on the markets in which each GCGU is operating.

The value in use calculated for all GCGUs remained relatively stable in 2011 as compared to 2010, except for Flat Carbon Europe and Distribution Solutions whose value in use decreased primarily as a result of growing uncertainty over the evolution of economic situation in Europe. However, the results of the Company’s goodwill impairment test as of November 30, 2011 for each GCGU did not result in an impairment of goodwill as the value in use exceeded, in each case, the carrying value of the GCGU.

In validating the value in use determined for each GCGU, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2011. Management believes that reasonably possible changes in key assumptions would cause an impairment loss to be recognized in respect of Flat Carbon Europe and Distribution Solutions.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets whose recovery has slowed due to the adverse economic consequences of the European sovereign debt crisis. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2012 from the sales volumes achieved in 2011 (27.1 million tonnes for the year ended December 31, 2011) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Prices and margins on raw materials are expected to increase only marginally over the period. The projection also include

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and announced closures and workforce reductions. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets whose recovery has slowed due to the adverse economic consequences of the European sovereign debt crisis. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 from the sales volumes achieved in 2011 (18.4 million tonnes for the year ended December 31, 2011) with steady improvements thereafter to reach and marginally exceed the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Prices are expected to remain stable during the period. Discount rates are kept stable over the period.

The following changes in key assumptions used in the impairment review, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal the respective carrying value;

	Flat Carbon Europe	Distribution Solutions
Excess of recoverable amount over carrying amount	2,269	614
Increase in pre-tax discount rate (change in basis points)	74	120
Decrease in average selling price (change in %)	0.62	-
Decrease in shipments (change in %)	1.95	3.58
Decrease in gross margin (change in %)	-	9.26
Decrease in terminal growth rate used in for the years beyond the five year plan (change in basis points)	75	111

During 2010, in connection with its agreement to sell the Anzherskaya mine, the Company allocated a portion of goodwill to the mine and then performed an impairment test which resulted in an impairment of goodwill of 16.

At December 31, 2010 and 2011, the Company had 14,373 and 14,053 of intangible assets, of which 12,589 and 12,471 represented goodwill, respectively. Other intangible assets were comprised primarily of customer relationships, trademarks and technology, amounting to 1,007 and 777 and exploration for and evaluation of mineral resources amounting to nil and 107 as of December 31, 2010 and 2011, respectively, and have residual useful lives between 5 and 15 years.

The Company recognized a gain on sale of CO2 emission rights amounting to 140 and 93 during the year ended December 31, 2010 and 2011, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 253, 322 and 306 in the years ended December 31, 2009, 2010, and 2011, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2009	17,713	59,620	3,449	3,122	83,904
Additions	120	728	2,733	7	3,588
Foreign exchange differences	(1,034)	(2,835)	(93)	19	(3,943)
Disposals	(136)	(558)	(8)	(18)	(720)
Transfer to assets held for distribution	(1,120)	(2,840)	(125)	-	(4,085)
Other movements	218	2,024	(2,120)	12	134
At December 31, 2010	15,761	56,139	3,836	3,142	78,878
Additions	81	976	3,869	149	5,075
Acquisition through business combination	69	214	20	447	750
Foreign exchange differences	(667)	(2,620)	(180)	(56)	(3,523)
Disposals	(122)	(765)	(14)	(73)	(974)
Other movements	(17)	2,131	(2,445)	617	286
At December 31, 2011	15,105	56,075	5,086	4,226	80,492
Accumulated depreciation and impairment
At December 31, 2009	3,775	18,986	116	642	23,519
Depreciation charge for the year [1]	485	3,652	19	154	4,310[1]
Impairment [1]	86	208	-	217	511[1]
Disposals	(63)	(497)	(1)	(18)	(579)
Foreign exchange differences	(448)	(1,785)	(5)	4	(2,234)
Transfer to assets held for distribution	(171)	(866)	-	-	(1,037)
Other movements	(184)	268	(9)	(31)	44
At December 31, 2010	3,480	19,966	120	968	24,534
Depreciation charge for the year	542	3,656	-	174	4,372
Impairment	59	230	41	1	331
Disposals	(72)	(704)	(8)	(73)	(857)
Foreign exchange differences	(317)	(1,680)	(8)	(9)	(2,014)
Other movements	(106)	38	(17)	(40)	(125)
At December 31, 2011	3,586	21,506	128	1,021	26,241
Carrying amount
At December 31, 2010	12,281	36,173	3,716	2,174	54,344
At December 31, 2011	11,519	34,569	4,958	3,205	54,251

___________________________

1         Includes depreciation and impairment with respect to discontinued operations of 272 and 30, respectively, for the year ended December 31, 2010.

Other movements predominantly represent transfers from construction in progress to other categories.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The impairment loss recognized in 2009 of 564, of which 12 related to discontinued operations, was recorded as an expense as part of cost of sales in the consolidated statements of operations. A decision was made to cease all future use of various idle assets resulting in a total impairment of 237 mainly related to the coke oven batteries at ArcelorMittal Galati (92) and an electric arc furnace, a rolling mill, an oxygen furnace and wire rod mill at ArcelorMittal Las Truchas (65). ArcelorMittal Galati is part of Flat Carbon Europe and ArcelorMittal Las Truchas is part of Long Carbon Americas & Europe. The remaining impairment of 327 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2008 Pre-Tax Discount Rate	2009 Pre-Tax Discount Rate	Carrying Value as of December 31, 2011
ArcelorMittal Tubular Products Roman	Long Carbon Americas & Europe	65	14.9%	16.9%	47
ArcelorMittal Hunedoara SA	Long Carbon Americas & Europe	38	13.9%	14.5%	59
ArcelorMittal Annaba Spa	Long Carbon Americas & Europe	17	13.9%	15.1%	220
ArcelorMittal Tubular Products Marion Inc.	Long Carbon Americas & Europe	16	15.5%	19.0%	10
ArcelorMittal Tubular Products Brampton	Long Carbon Americas & Europe	12	13.4%	16.0%	4
ArcelorMittal Tubular Products Iasi SA	Long Carbon Americas & Europe	12	14.9%	16.9%	32
JSC ArcelorMittal Tubular Products Aktau	Long Carbon Americas & Europe	10	17.7%	17.1%	23
ArcelorMittal Construction	Distribution Solutions	117	12.5%	14.3%	351

The impairment loss recognized in 2010 of 481 was recorded as an expense as part of cost of sales in the consolidated statements of operations. A decision was made to cease all future use of various idle assets resulting in a total impairment of 93 mainly related to certain tools linked to a pickling line and a discontinued project at ArcelorMittal Belgium S.A. (35) and certain tools linked to a galvanizing line at ArcelorMittal Poland (21). ArcelorMittal Belgium S.A. and ArcelorMittal Poland are part of Flat Carbon Europe. An amount of 103 was recognized in connection with the disposal of the Anzherskaya coal mine in Russia, which was part of the AACIS reportable segment. The remaining impairment of 285 consisted primarily of the following:

Cash-Generating Unit	Reportable Segment	Impairment Recorded	2009 Pre-Tax Discount Rate	2010 Pre-Tax Discount Rate	Carrying Value as of December 31, 2011
Ugolnaya Kompaniya “Severniy Kuzbass”	Mining	166	16.8%	13.7%	209
ArcelorMittal Construction	Distribution Solutions	70	14.3%	12.2%	351
Wire Solutions	Distribution Solutions	43	13.9%	11.9%	304

In connection with management’s annual test for impairment of goodwill as of November 30, 2011, property, plant and equipment was also tested for impairment at that date. As of December 31, 2011, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment loss recognized in 2011 of 331 relates to the management decision to cease all future use of various idle assets. This impairment loss included an amount of 151 with respect to the extended idling of the ArcelorMittal Madrid electric arc furnace. Also, an impairment loss of 85 was recorded in connection with the intended closure of the primary facilities of ArcelorMittal Liège Upstream, Belgium, which is still under discussion with local labor organizations. ArcelorMittal Liège Upstream and ArcelorMittal Madrid are part of Flat Carbon Europe and Long Carbon Americas & Europe, respectively. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2011 was 809 (including 369 at Flat Carbon Europe, 291 at Flat Carbon Americas and 149 at Long Carbon Americas & Europe).

The carrying amount of capitalized leases is 795 for which 721 is related to plant, machinery and equipment, 33 to buildings, 31 to land and 10 to other various assets.

The total future minimum lease payments related to financial leases are as followed:

2012	167
2013 – 2016	303
2017 and above	336
Total	806

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The present value of the future minimum lease payments is 630. The calculation is based on an average discounting rate of 11.86% considering maturities from 2 to 17 years including the renewal option when intended to be exercised.

The Company has pledged 264 and 170 of property, plant and equipment, inventories and other security interests and collaterals as of December 31, 2010 and 2011, respectively, to secure banking facilities granted to the Company.

NOTE 11: INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures accounted for under the equity method, at December 31, 2011:

Investee	Country of incorporation[7]	Ownership % at December 31, 2011	Carrying value at December 31,
			2010	2011
China Oriental[1]	Bermuda	47.03%	1,337	1,475
Eregli Demir Ve Celik Fab.T.AS2	Turkey	25.78%	1,596	1,378
DHS GROUP	Germany	33.43%	1,191	1,149
Hunan Valin Steel Tube and Wire Co., Ltd.[3]	China	29.97%	686	691
Enovos International SA [4]	Luxembourg	23.48%	614	597
Gestamp	Spain	35.00%	468	506
Gonvarri Steel Industries	Spain	35.00%	385	408
Kalagadi Manganese (Propriety) Ltd	South Africa	50.00%	496	397
Macsteel International Holdings B.V.	Netherlands	50.00%	260	255
ArcelorMittal Gonvarri Brasil Produtos Siderurgicos	Brazil	50.00%	215	192
Gallatin Steel Company	United States	50.00%	122	168
Coils Lamiere Nastri (CLN) S.p.A.	Italy	35.00%	177	164
Borcelik Celik Sanayii Ticaret A.S.	Turkey	43.90%	163	157
STALPRODUKT SA	Poland	33.77%	168	153
Kiswire ArcelorMittal Ltd	Korea	50.00%	148	152
I/N Kote L.P.	United States	50.00%	155	151
Coal of Africa Limited[5]	Australia	15.93%	133	116
Cía. Hispano-Brasileira de Pelotizaçao	Brazil	49.11%	124	112
Macarthur Coal Ltd[6]	Australia	-	908	-
Other			806	820
			10,152	9,041

1          On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding held by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements have been extended for additional 36 months. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment. As of December 31, 2011, the investment had a market value of 399 (562 in 2010).

2          As of December 31, 2010 and 2011, the investment had a market value of 1,317 and 933, respectively. For purposes of applying the equity method of accounting, the Company’s share of Erdemir’s profit or loss for the years ended December 31, 2010 and 2011 have been obtained from Erdemir’s financial statements prepared as of September 30, 2010 and 2011, respectively.

3          As of December 31, 2010 and 2011, the investment had a market value of 502 and 396, respectively. In August 2011, Hunan Valin completed the last stage of the private placement to issue 278 million new shares to Valin Group at CNY 5.57 per share. Accordingly, ArcelorMittal’s shareholding decreased from 33.02% to 29.97%.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

4          On January 23, 2009, the Company contributed its 76.9% stake in Saar Ferngas AG to an associated company, Soteg. Following this transaction, ArcelorMittal’s stake in Soteg increased from 20% to 26.15%. On February 16, 2009, the Company sold 2.48% of Soteg to the Luxembourg state and SNCI for proceeds of 58 and a gain of 3. In September 2009, the internal restructuring of Enovos (previously called Soteg) was completed with the cancellation of 58,000 treasury shares held by Saar Ferngas and Cegedel in Soteg. The resulting stake held by ArcelorMittal was 25.29%, after internal reorganization. On January 6, 2011, the City of Luxembourg contributed its gas and electricity networks as well as its energy sales activities to two subsidiaries of Enovos International S.A., Creos Luxembourg S.A. and Enovos Luxembourg S.A., respectively. Consequently, the stake held by the Company in Enovos International S.A. decreased from 25.29% to 23.48%.

5          On November 3, 2011, Coal of Africa Limited announced that 130,000,000 new ordinary shares had been placed at a price of GBP 0.51 per share. ArcelorMittal South Africa contributed for 16 in order to maintain its shareholding and not be diluted.

6          On May 21, 2008, ArcelorMittal acquired a 14.9% stake in Macarthur. On July 10, 2008, the Company increased its stake from 14.9% to 19.9%, following the acquisition of 10,607,830 shares from Talbot Group Holdings. The total acquisition price in Macarthur was 812. In the second quarter of 2009, ArcelorMittal did not subscribe to a capital increase in Macarthur and the stake decreased to 16.6%. At the end of August 2010, ArcelorMittal purchased an additional 6,332,878 shares. The Company’s stake therefore remained at 16.6%. Macarthur established a Share Purchase Plan limited to shareholders with registered address in Australia and New Zealand and a Dividend Reinvestment Plan, which provides the opportunity to shareholders to use their dividends to acquire additional shares in Macarthur without incurring brokerage or transaction fees. ArcelorMittal decided not to participate. These plans resulted in the issuance of new shares bringing the total number of shares to 302,092,343. ArcelorMittal’s shareholding decreased from 16.6% to 16.07%, corresponding to 48,552,062 shares.
On August 18, 2011, ArcelorMittal and Peabody Energy (“Peabody”) launched a tender offer to acquire all of the outstanding shares of Macarthur in which ArcelorMittal already held a 16.07% stake.
On October 25, 2011, ArcelorMittal notified Peabody that, following its acceptance of the offer of PEAMCoal Ltd. (“PEAMCoal”), a bid company 40% owned by ArcelorMittal and 60% owned by Peabody, to acquire up to 100% of the issued securities of Macarthur in August 2011, it would be terminating the Co-Operation and Contribution Agreement between ArcelorMittal and Peabody.  The Company tendered its Macarthur shares on November 3, 2011. Under the initial proposed offer on August 1, 2011, Macarthur shareholders were to be offered a cash price of AUD$15.50 per share, implying a value for the equity in Macarthur of approximately AUD$4.7 billion. On August 30, 2011, the Macarthur board of directors agreed to a cash takeover of all outstanding shares for AUD$16.00 per share, which was raised on October 21, 2011 to AUD$16.25 per share if the 90% threshold of acceptance was reached. ArcelorMittal remained a shareholder in PEAMCoal until the termination arrangements were completed on December 21, 2011. The Company recorded an impairment loss of 107 with respect to its 16.07% stake to reduce the carrying amount to the proceeds from the tendered shares which were settled on December 21, 2011.

7          The country of incorporation corresponds to the country of operation except for China Oriental, Macsteel International Holdings B.V. and Coal of Africa Limited whose country of operation is China, South Africa and South Africa, respectively.

Summarized financial information, in the aggregate, for associates, jointly controlled entities are as follows:

	December 31,
	2009	2010	2011
Condensed statements of operations
Revenue	33,274	43,688	54,754
Net income	448	1,535	1,712
Condensed statements of financial position
Total assets	44,507	53,436	55,449
Total liabilities	24,268	31,401	31,723

The Company also has interests in jointly controlled operations using proportional consolidation for which the amounts recorded in the Company’s consolidated statements are as follows:

	December 31,
	2009	2010	2011
Consolidated statements of operations
Expenses	(122)	(212)	(297)
Condensed statements of financial position
Current assets	43	56	49
Long term assets	177	185	180
Current liabilities	27	43	44
Long term liabilities	78	73	61

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that, except for Macarthur as explained here above, no impairment was required.

There are no contingent liabilities related to associates and joint ventures for which the Company is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 22 for disclosure of commitments related to associates and joint ventures.

NOTE 12: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2010	2011
Available-for-sale securities (at fair value)	11	16
Investments accounted for at cost	256	210
Total	267	226

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized gain or loss, net of income tax and non-controlling interests, of 48, 1 and (14) for the years ended December 31, 2009, 2010, and 2011, respectively.

On January 25, 2011, ArcelorMittal received 24 of Aperam shares as a result of the treasury shares held by the company at the spin-off date of the stainless steel business.

On November 4, 2011 the Company completed the sale of its 12% stake in Boasteel-NSC/Arcelor Automative Steel Sheets Co., Ltd. to Nippon Steel for 129.

NOTE 13: OTHER ASSETS

Other assets consisted of the following:

	December 31,
	2010	2011
Long-term value-added-tax receivables	455	497
Collateral related to the put agreement on China Oriental [1]	-	380
Cash guarantees and deposits	283	254
Assets in pension funds	317	326
Call options on ArcelorMittal shares and mandatory convertible bond [2]	841	291
Revaluation of derivative financial instruments	74	79
Income tax receivable	13	224
Financial amounts receivable	148	194
Others	359	378
Total	2,490	2,623

1         On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. The Company reclassified this collateral to current assets in 2010. On March 25, 2011, the agreement has been extended with a new maturity on April 30, 2014 and the Company reclassified this collateral to non current assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2         On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The Company also holds a call option on the mandatory convertible bonds (see note 16).

NOTE 14: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

		Year ended December 31,			December 31,
		2009	2010	2011	2010	2011
Transactions	Category	Sales			Trade accounts receivable
Gonvarri Group	Associate	706	1,081	1,622	103	120
Macsteel Group	Associate	590	931	845	32	22
CLN Group	Associate	267	444	476	42	32
I/N Kote L.P.	Associate	319	398	421	63	13
Bamesa Group	Associate	81	351	408	69	54
Borcelik Celik Sanayii Ticaret A.S.	Associate	221	383	345	44	32
DHS Group	Associate	160	265	264	115	13
Gestamp Group	Associate	117	186	261	11	23
WDI Group	Associate	79	131	216	3	9
Aperam	Other	-	-	177	-	29
Polski Koks [1]	Other	194	304	107	62	-
Stalprofil S.A.	Associate	55	77	92	-	9
Uttam Galva Steels Limited	Associate	-	-	91	18	25
Steel Mart India Private Limited	Other	7	67	83	-	9
ArcelorMittal BE Group SSC AB	Associate	35	57	73	3	6
Noble B.V.	Other	91	-	-	-	-
Others		247	198	394	51	61
Transactions with related parties attributable to continuing operations		3,169	4,873	5,875	616	457
Transactions with related parties attributable to discontinued operations		1	-	-	-	-

1               The shareholding in Polski Koks was sold in June 2011.

Transactions with related parties also include non current amounts receivable and other current assets for 142 and 67, respectively.

Purchase and trade payables

		Year ended December 31,			December 31,
		2009	2010	2011	2010	2011
Transactions	Category	Purchases			Trade accounts payable
Empire Iron Mining Partnership	Associate	443	253	444	-	-
Borcelik Celik Sanayii Ticaret A.S.	Associate	203	300	379	63	42
Atic Services [1]	Other	79	186	215	66	-
Cia Hispano Brasileira de Pelotizaçao SA	Associate	-	109	194	67	22
Aperam	Other	-	-	179	-	20
Gonvarri Group	Associate	97	143	167	13	11
I/N Tek L.P.	Associate	84	150	154	4	4
Macarthur Coal Ltd [2]	Other	33	186	149	71	-
Polski Koks S.A. [3]	Other	227	434	143	89	-
Exeltium	Joint Venture	-	53	104	14	-
Consorcio Minero Benito Juarez Pena Colorada, S.A. de C.V.	Associate	63	82	101	-	22
DHS Group	Associate	161	57	77	7	7
Enovos International SA	Associate	52	54	75	12	19
CFL Cargo S.A.	Associate	20	41	62	14	9
Kiswire ArcelorMittal Ltd	Associate	22	30	60	10	15
Uttam Galva Steels Limited	Associate	-	14	58	-	2
Baycoat L.P.	Associate	86	99	53	12	3
Noble B.V.	Other	144	-	-	-	-
Other		228	257	283	23	81
Transactions with related parties attributable to continuing operations		1,942	2,448	2,897	465	257
Transactions with related parties attributable to discontinued operations		3	3	-	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1               Atic Services was acquired on December 5, 2011.

2               The shareholding in Macarthur Coal Ltd was sold in December 2011.

3               The shareholding in Polski Koks was sold in June 2011.

Transactions with related parties also include other current liabilities for 181 of which 133 relates to amounts payable under cash pooling arrangements with Aperam.

On March 28, 2011 a bridge loan of 900 granted by the Company to Aperam was fully repaid with the proceeds of a borrowing base facility agreement dated March 15, 2011 and an offering of notes by Aperam.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 26 for disclosure of transactions with key management personnel.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

For discussion of transactions with Ispat International Investments S.L., refer to note 17.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 15: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2010	2011
Short-term bank loans and other credit facilities including commercial paper	2,908	1,531
Current portion of long-term debt	3,710	1,130
Lease obligations	98	123
Total	6,716	2,784

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €2,000 (2,588). As of December 31, 2011, the outstanding amount was 634.

Long-term debt is comprised of the following as of December 31:

	Year of maturity	Type of Interest	Interest rate(1)	2010	2011
Corporate
€12 billion Term Loan Facility	2011	Floating		3,206	-
€5 billion Revolving Credit Facility	2011	Floating		-	-
300 Bilateral Credit Facility	2013	Floating		-	-
4.0 billion Revolving Credit Facility	2015	Floating		-	-
6.0 billion Revolving Credit Facility	2016	Floating	2.00%-2.10%	-	1,747
€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,993	1,934
1.5 billion Unsecured Notes	2013	Fixed	5.38%	1,500	1,500
€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,343	1,376
800 Convertible Senior Notes	2014	Fixed	5.00%	651	689
€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	134	129
€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	668	647
750 Unsecured Notes	2015	Fixed	9.00%	742	743
1.0 billion Unsecured Bonds	2015	Fixed	3.75%	989	991
500 Unsecured Notes	2016	Fixed	3.75%	-	497
€1.0 billion Unsecured Bonds	2016	Fixed	9.38%	1,324	1,283
€1.0 billion Unsecured Bonds	2017	Fixed	4.63%	1,322	1,282
1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
1.5 billion Unsecured Notes	2019	Fixed	9.85%	1,460	1,463
1.0 billion Unsecured Bonds	2020	Fixed	5.25%	981	982
1.5 billion Unsecured Notes	2021	Fixed	5.50%	-	1,484
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	1,463	1,464
1.0 billion Unsecured Notes	2041	Fixed	6.75%	-	983
Other loans	2011-2016	Fixed	3.80%-6.40%	605	668
EBRD loans	2012-2015	Floating	1.10%-1.38%	178	118
EIB loan	2016	Floating	2.49%	-	323
ICO loan	2017	Floating	4.06%	-	91
Other loans	2011-2035	Floating	0.58%-4.50%	1,196	954
Total Corporate				21,255	22,848

Americas
800 Senior Secured Notes	2014	Fixed	9.75%	-	-
600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
Other loans	2011-2020	Fixed/Floating	0.70% - 20.90%	843	759
Total Americas				1,343	1,259

Europe, Asia & Africa
Other loans	2011-2018	Fixed/Floating	2.10%-16.00%	118	151
Total Europe, Asia & Africa				118	151

Total				22,716	24,258
Less current portion of long-term debt				(3,710)	(1,130)
Total long-term debt (excluding lease obligations)				19,006	23,128
Long-term lease obligations(2)				286	506
Total long-term debt, net of current portion				19,292	23,634

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

(1)         Rates applicable to balances outstanding at December 31, 2011.

(2)         Net of current portion of 98 and 123 in 2010 and 2011, respectively.

Corporate

€17 billion Credit Facilities

On November 30, 2006, the Company entered into a €17 billion Credit Agreement, comprised of a €12 billion Term Loan Facility and a €5 billion Revolving Credit Facility, with a group of lenders to refinance certain of the Company’s existing credit facilities. The original maturity of the €5 billion Revolving Credit Facility was November 30, 2012. On March 31, 2011, the €12 billion Term Loan Facility was repaid and the €5 billion Revolving Credit Facility was cancelled.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

300 Bilateral Credit Facility

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. As of December 31, 2011, one facility was cancelled and the other facility was fully available.

$4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year Revolving Credit Facility for general corporate purposes which replaced the Company’s previous $4 billion Revolving Credit Facility dated May 13, 2008, and the related $3.25 billion Forward-start Facility dated February 13, 2009. These facilities were cancelled during the first half of 2010. Following this cancellation, none of the Forward-start Facilities entered into by the Company during the first half of 2009 remained in effect. On September 30, 2011, the original maturity of the $4 billion Revolving Credit Facility was extended from May 6, 2013 to May 6, 2015. As of December 31, 2011, the facility remains fully available.

$6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a $6 billion Revolving Credit Facility, which may be utilized for general corporate purposes and which matures on March 18, 2016. This $6 billion Revolving Credit Facility replaced the Company’s €17 billion Credit Facilities after their full repayment and cancellation on March 31, 2011. As of December 31, 2011, $1.7 billion was outstanding under the $6 billion Revolving Credit Facility

Convertible Bonds

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

As of December 31, 2010 and 2011, the fair value of the embedded derivative for the €1.25 billion Convertible Bonds was 841 and 180, respectively. The change in fair value of 296 and 698 (661 including foreign exchange effect) related to the Convertible Bonds was a non-cash activity and was recognized in the consolidated statements of operations for the years ended December 31, 2010 and 2011 as financing costs, respectively. Assumptions used in the fair value determination as of December 31, 2010 and 2011 were as follows:

	€1.25 billion Convertible Bonds
	December 31,
	2010	2011
Spot value of shares	€ 28.38	€ 14.13
Quote of convertible bonds	€ 32.56	€ 23.36
Credit spread (basis points)	188	476
Dividend per quarter	€ 0.14	€ 0.14

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 16 and 17). Assumptions used in fair value of the euro denominated call option were similar to the ones used above for the embedded derivative.

On December 28, 2010, the Company sent a notice to the holders of the Convertible Bonds that no opinion of an independent investment bank relating to the impact of the spin-off of Aperam on the interests of the Bondholders would be forthcoming. As a result of this announcement, the total amount of U.S. 3 thousand dollars plus accrued interests has been repurchased.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 mandatory convertible bonds into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and were not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. This call option is recognized at fair value and the Company recognized in 2011 a gain of 42 (69 in 2010) for the change in fair value in the consolidated statements of operations. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir and Macarthur, both of which were publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Crédit Agricole, invest in other financial instruments. These bonds bear a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bonds met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bonds was 55 on the date of issuance.

On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of 60.

On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument.

As of December 31, 2011, 52 is included in long-term debt and carried at amortized cost. As of December 31, 2010, 15 was included in the current portion of long-term debt. The financial liability component is included in other loans with floating rates in the above table. The value of the equity component of 934 (684 net of tax and fees at December 31, 2010 ) was determined based upon the difference of the total nominal amount of mandatory convertible bonds of 1,000 and the fair value of the financial liability component on September 27, 2011 and is included in equity as non-controlling interests.

As a result of the final settlement of the proceeds from the sale of the shares in Macarthur on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company committed to Crédit Agricole to link new notes to China Oriental shares. The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012.  On that date, notes linked to China Oriental Group Company Ltd were issued by a subsidiary of ArcelorMittal.

Bonds

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated Bonds bearing interest at 5.50% per annum (issued at 101.97%) due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed rated Bonds bearing interest at 4.625% per annum (issued at 99.195%) due November 7, 2014.

On May 27, 2008, the Company issued 3,000 principal amount of unsecured and unsubordinated fixed rated Notes in two tranches. The first tranche of 1,500 bears interest at 5.375% (issued at 99.722%) due June 2013 and the second tranche of 1,500 bears interest at 6.125% (issued at 99.571%) due June 2018.

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

On June 3, 2009, the Company issued unsecured and unsubordinated Bonds in two tranches for an aggregate principal amount of €2.5 billion (3,560) consisting of €1.5 billion (issued at 99.589%) bearing interest at 8.25% per annum maturing June 3, 2013 and €1 billion (issued at 99.381%) bearing interest at 9.375% per annum maturing June 3, 2016.

On October 1, 2009, the Company issued unsecured and unsubordinated Bonds for an aggregate principal amount of 1,000 (issued at 95.202%) bearing interest at 7% per annum maturing October 15, 2039.

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

On November 18, 2010, the Company issued 4.625% Bonds due 2017 for €1 billion (1,362), issued under its €3 billion Euro Medium Term Notes Programme.

On March 7, 2011, ArcelorMittal completed an offering of three series of U.S. dollar denominated Notes for an aggregate principal amount of 3,000, consisting of 500 (issued at 99.573%) bearing interest at 3.75% per annum maturing March 1, 2016, 1,500 (issued at 99.357%) bearing interest at 5.50% per annum maturing March 1, 2021 and 1,000 (issued at 99.176%) bearing interest at 6.75% per annum maturing March 1, 2041. The proceeds were used to prepay the last two term loan installments under the €17 billion Credit Facilities.

Bonds and notes denominated in Euro (excluding convertible Bonds) amounted to €4.1 billion as of December 31, 2011. Bonds and notes denominated in U.S. dollars (excluding convertible Bonds) amounted to 12,125 as of December 31, 2011.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The total outstanding amount as of December 31, 2010 and 2011 was 178 and 118, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2011 was 323 (€250 million).

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2011 was 91 (€70 million).

Other loans

On July 24, 2007, ArcelorMittal Finance, together with a subsidiary, signed a five year €500 million term loan due 2012.

Americas

Senior Secured Notes

On March 25, 2004, Ispat Inland ULC issued Senior Secured Notes with an aggregate principal amount of 800 of which 150 were floating rate Notes bearing interest at LIBOR plus 6.75% due April 1, 2010 and 650 were fixed rate Notes bearing interest at 9.75% (issued at 99.212% to yield 9.875%) due April 1, 2014 (the “Senior Secured Notes”). On December 28, 2007, ArcelorMittal Financial Services LLC, a newly formed limited liability company organized under the laws of Delaware, became the Issuer of the Senior Secured Notes, and was substituted for Ispat Inland ULC (the initial issuer of the Senior Secured Notes) for all purposes under the Indenture and Pledge Agreement. On June 13, 2008, ArcelorMittal USA Partnership, a general partnership under the laws of Delaware, became the Issuer of the Senior Secured Notes and was substituted for ArcelorMittal

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Financial Services LLC for all purposes under the Indenture and Pledge Agreement. The outstanding balance of the Senior Secured Notes as of December 31, 2009 of 423 (420 net of unamortized discount), was early redeemed on April 1, 2010.

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum. On July 22, 2005, ArcelorMittal USA repurchased 100 of Unsecured Notes leaving an outstanding balance of 500. These Notes are fully and unconditionally guaranteed on a joint and several basis by certain 100% owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which approximately 17% bear fixed rates of interest and 83% bear floating rates of interest.

Other

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (4.0 billion Revolving Credit Facility, 6.0 billion Revolving Credit Facility, 300 Bilateral Credit Facility) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. In 2009, the Company signed agreements with its lenders to amend this ratio (where applicable), referred to as its “Leverage Ratio”, from 3.5 to one as originally provided, to 4.5 to one as of December 31, 2009, to 4.0 to one as of June 30, 2010, and reverting to 3.5 to one as of December 31, 2010. The Company also agreed to the imposition of certain additional temporary restrictive covenants on its activities if the Leverage Ratio exceeds 3.5 to one for any Measurement Period. These included restrictions on dividends and share reductions, acquisitions, capital expenditure and the giving of loans and guarantees, which have since been eliminated.

Limitations arising from the restrictive and financial covenants described above could limit the Company’s ability to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments. Failure to comply with any covenant would enable the lenders to accelerate the Company’s repayment obligations. Moreover, the Company’s debt facilities have provisions whereby certain events relating to other borrowers within the Company’s subsidiaries could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate. Pursuant to amended agreements entered into on March 18, 2011, the above-referenced principal credit facilities no longer contain covenants involving restrictions on dividends, capital expenditure or acquisitions.

The financial covenant in the principal credit facilities would permanently fall away were the Company to meet certain defined rating criteria.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2011.

As of December 31, 2011 the scheduled maturities of long-term debt and long-term lease obligations, including their current portion are as follows:

2012	1,253
2013	4,012
2014	3,680
2015	2,046
2016	4,199
Subsequent years	9,697
Total	24,887

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2011
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	2,784	1,817	508	76	-	20	363
Long-term debt	23,634	9,334	13,702	457	1	8	132
Cash including restricted cash	(3,905)	(1,400)	(1,610)	(220)	(40)	(80)	(555)
Net debt	22,513	9,751	12,600	313	(39)	(52)	(60)

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2010		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	17,714	21,337	20,731	21,675
Instruments payable bearing interest at variable rates	5,386	5,378	4,156	3,743

NOTE 16: FINANCIAL INSTRUMENTS AND CREDIT RISK

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates.

Other current assets of  523 and 242 and non-current assets of  915 and 369 correspond to derivative instruments as of December 31, 2010 and 2011, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets including call options are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 447 and 308 as of December 31, 2010 and 2011, respectively, and for the fair value of the conversion option of the euro convertible bonds which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

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

As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	11	-	-	11
Derivative financial current assets	-	454	69	523
Derivative financial non current assets	-	74	841	915
Total assets at fair value	11	528	910	1,449

Liabilities at fair value
Derivative financial liabilities	-	447	841	1,288
Total liabilities at fair value	-	447	841	1,288

As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	16	-	-	16
Derivative financial current assets	-	242	-	242
Derivative financial non current assets	-	79	291	370
Total assets at fair value	16	321	291	628

Liabilities at fair value
Derivative financial liabilities	-	308	180	488
Total liabilities at fair value	-	308	180	488

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

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial liability classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on treasury shares and the call option on the 1,000 mandatory convertible bonds (see note 15). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on treasury shares and the call option on the 1,000 mandatory convertible bonds for the year ended December 31, 2010 and 2011, respectively:

	€1.25 billion convertible bond	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2009	(1,249)	-	-	(1,249)
Addition (disposal)	-	782	-	782
Change in fair value	296	63	69	428
Foreign exchange	112	(4)	-	108
Balance as of December 31, 2010	(841)	841	69	69
Change in fair value	698	(698)	42	42
Foreign exchange	(37)	37	-	-
Balance as of December 31, 2011	(180)	180	111	111

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

_____________

1                      Please refer to note 15 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 bond mandatory convertible into preferred shares of such subsidiary. The bond was placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and is not listed. The Company originally had the option to call the mandatory convertible bond from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the Mandatory Convertible Bond was extended to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bond and the call option on the mandatory convertible bond from 750 to 1,000. The fair value of these call options was 111 as of December 31, 2011 and the change in fair value recorded in the statements of operations was 42 (including effect of the increase of the mandatory convertible bonds by 250). These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of 166 and volatility of 5.32%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928) including transaction costs. The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 180 as of December 31, 2011 and the change in fair value recorded in the statements of operations was (698). These call options are classified into Level 3.

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

The portfolio associated with derivative financial instruments as of December 31, 2010 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	167	12	4.05%	301	(6)	3.19%
Other interest rate instrument	300	1		-	-
Total interest rate instruments		13			(6)

Foreign exchange rate instruments
Forward purchase of contracts	4,796	185		5,280	(149)
Forward sale of contracts	3,978	109		4,896	(171)
Exchange option purchases	3,024	68		740	(13)
Exchange options sales	-	-		610	(11)
Total foreign exchange rate instruments		362			(344)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	254	49		247	(23)
Term contracts purchases	751	103		257	(73)
Options sales/purchases	20	1		14	(1)
Total raw materials (base metal), freight, energy, emission rights		153			(97)
Total		528			(447)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments as of December 31, 2011 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	551	11	4.55%	318	(2)	3.07%
Other interest rate instrument	-	-		788	(4)
Total interest rate instruments		11			(6)

Foreign exchange rate instruments
Forward purchase of contracts	6,159	182		7,491	(6)
Forward sale of contracts	1,074	2		5,135	(60)
Currency Swaps purchases	-	-		1,240	(83)
Exchange option purchases	104	1		5,153	(64)
Exchange options sales	5,153	68		104	(2)
Total foreign exchange rate instruments		253			(215)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	277	53		111	(5)
Term contracts purchases	168	4		530	(82)
Total raw materials (base metal), freight, energy, emission rights		57			(87)
Total		321			(308)

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

Following its Treasury and Financial Risk Management Policy, the Company hedges a portion of its net exposure to exchange rates through forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 15) and other items denominated in currencies other than the U.S. dollars, for inclusion in the consolidated financial statements.

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

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2010
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,009)	(3,054)	(181)	(162)	(2,711)	-
Other bonds	(15,259)	(23,605)	(1,113)	(1,258)	(9,191)	(12,043)
Loans over 100	(6,598)	(6,818)	(5,610)	(866)	(163)	(179)
Trade and other payables	(13,256)	(13,256)	(13,256)	-	-	-
Other non-derivative financial liabilities	(2,142)	(2,538)	(1,057)	(451)	(633)	(397)
Financial guarantees	(3,287)	(3,287)	(1,014)	(270)	(36)	(1,967)
Total	(42,551)	(52,558)	(22,231)	(3,007)	(12,734)	(14,586)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	-	-	(6)	-
Foreign exchange contracts	(344)	(344)	(327)	(4)	(13)	-
Other commodities contracts	(97)	(97)	(75)	(22)	-	-
Total	(447)	(447)	(402)	(26)	(19)	-

	December 31, 2011
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,117)	(3,876)	(210)	(1,170)	(2,496)	-
Other bonds	(18,137)	(28,713)	(1,436)	(4,705)	(7,969)	(14,603)
Loans over 100	(3,703)	(4,025)	(1,529)	(93)	(2,349)	(54)
Trade and other payables	(12,836)	(12,863)	(12,863)	-	-	-
Other non-derivative financial liabilities	(2,461)	(2,854)	(1,242)	(464)	(759)	(389)
Financial guarantees	(3,111)	(3,111)	(1,043)	(306)	(27)	(1,735)
Total	(42,365)	(55,442)	(18,323)	(6,738)	(13,600)	(16,781)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	(4)	-	(2)	-
Foreign exchange contracts	(215)	(215)	(134)	(68)	(13)	-
Other commodities contracts	(87)	(87)	(83)	(4)	-	-
Total	(308)	(308)	(221)	(72)	(15)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2010
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	43	16	6	11	11	(1)
Commodities	24	11	6	7	-	-
Emission rights	(65)	-	-	(25)	(40)	-
Total	2	27	12	(7)	(29)	(1)

	December 31, 2011
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	165	147	18	-	-	-
Commodities	(14)	(9)	(2)	(1)	(2)	-
Emission rights	(16)	-	-	(16)	-	-
Total	135	138	16	(17)	(2)	-

Associated gain or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2010
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(61)	(73)	(9)	11	11	(1)
Commodities	24	1	12	8	3	-
Emission rights	(65)	-	-	(25)	(40)	-
Total	(102)	(72)	3	(6)	(26)	(1)

	December 31, 2011
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	266	75	54	66	53	18
Commodities	(14)	(6)	(4)	(2)	(2)	-
Emission rights	(38)	-	-	(38)	-	-
Total	214	69	50	26	51	18

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2010, 354 was recycled to cost of sales related to the sale of inventory in 2010 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2010 the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

effective portion deferred in equity was €938 million (1,254), excluding deferred tax expense of €272 million (364). During 2011, €431 million (600) was recycled to cost of sales related to the sale of inventory in 2011. Including the effects of foreign currency fluctuations, the deferred gain was €507 million (656), excluding deferred tax expense of €146 million (189), as of December 31, 2011 and is expected to be recycled to the consolidated statements of operations as follows:

Year	Amount
2012	526
2013	130
Total	656

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound before the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million (62), including deferred tax expense of €13 million (17). The effective portion represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain is expected to be recycled to the statements of operations between 2012 and 2014.

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

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2010	2011
Base metals	36	(13)
Freight	(4)	-
Energy (oil, gas, electricity)	42	(7)
Emission rights	(18)	(10)
Total	56	(30)

Derivative asset associated with raw material, energy, freight and emission rights	153	57
Derivative liabilities associated with raw material, energy, freight and emission rights	(97)	(87)
Total	56	(30)

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

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2010 and  2011, the Company had a net notional position of (40) with a net fair value of (18) and a net notional position of 7 with a net fair value of (10), respectively.

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

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies for which the Company estimates to be a reasonably possible exposure. The sensitivity analysis includes only foreign currency derivatives on USD against another currency. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2011
	Income	Other Equity
10% strengthening in U.S. dollar	(303)	202
10% weakening in U.S. dollar	320	(202)

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

	December 31, 2011
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	(17)	(34)
100 bp decrease	17	41

1               Please refer to note 15 for a description of total net debt (including fixe and floating portion)

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight, and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through the consolidated statements of operations and those designated in hedge accounting relationships.

	December 31, 2011
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	2	12
Freights	-	-
Emission rights	-	-
Energy	9	2
-10% in prices
Base Metals	(2)	(12)
Freights	-	-
Emission rights	-	-
Energy	(9)	(2)

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Share capital

On January 25, 2011, at an Extraordinary General Meeting, the shareholders approved an authorization for the Board of Directors to decrease the issued share capital, the share premium, the legal reserve and the retained earnings of the Company as a result of the spin-off the Company’s stainless steel business into Aperam. The Company’s issued share capital was reduced by €409 (547) from €6,837 (9,950) to €6,428 (9,403) without reduction in the number of shares issued and fully paid up, which remained at 1,560,914,610. The ordinary shares do not have a nominal value.

Treasury shares and call options on ArcelorMittal shares

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

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
Net income attributable to equity holders of the parent	157	2,916	2,263
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,445	1,512	1,549
Incremental shares from assumed conversion of stock options and restricted share units (in millions)	1	—	—
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	—	88	62
Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,446	1,600	1,611

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 26 million, 17 million and 22 million potential common shares from stock options outstanding for the years ended December 31, 2009, 2010 and 2011, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 26 million potential common shares from the Convertible Bonds described in note 15 for the year ended December 31, 2011 because the potential common shares are anti-dilutive.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Employee Share Purchase Plan

At the Annual General Shareholders’ meeting held on May 11, 2010 the shareholders of ArcelorMittal adopted an Employee Share Purchase Plan (“ESPP”) as part of a global employee engagement and participation policy. Similar to the previous ESPP implemented in 2009, and authorized at the Annual General Shareholders’ meeting of May 12, 2009 the plan’s goal is to strengthen the link between the Company and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the 2009 and 2010 plans are the following:

•       In 2009, the plan was offered to 204,072 employees in 22 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 392,282 shares were subscribed (of which 1,300 shares by Members of the GMB and the Management Committee of the Company). The purchase price was $36.56 before discounts. The subscription period ran from November 10, 2009 until November 19, 2009 and was settled with treasury shares on January 21, 2010.

•       In 2010, the plan was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 treasury shares (0.2% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed (of which 1,500 shares by Members of the Group Management Board and the Management Committee of the Company). The purchase price was $34.62 before discounts. The subscription period ran from November 16, 2010 until November 25, 2010 and was settled with treasury shares on January 10, 2011.

•       In connection with ArcelorMittal’s Employee Share Purchase Plan 2009 (ESPP 2009) and Employee Share Purchase Plan 2010 (ESPP 2010), a total of respectively 392,282 and 164,171 ArcelorMittal shares were subscribed by participating ArcelorMittal employees, out of a total of 2,500,000 shares available for subscription under each ESPP, with a maximum of up to 200 shares per employee. All shares allocated to employees under the ESPP 2009 and ESPP 2010 were treasury shares. Due to the low subscription levels in previous years and the complexity and high cost of setting up an ESPP, management decided not to propose the launch of an ESPP in 2011 for approval to the May 10, 2011 annual general shareholders' meeting.

•       Pursuant to the plans, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of (i) 200 shares and (ii) the number of whole shares that may be purchased for fifteen thousand U.S. dollars (rounded down to the neared whole number of shares).

For the 2009 and 2010 plans, the purchase price is equal to the average of the opening and the closing prices of the Company shares trading on the New York Stock Exchange on the exchange day immediately preceding the opening of the relevant subscription period, which is referred to as the “reference price”, less a discount equal to:

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

All shares purchased under the ESPP are currently held in custody for the benefit of the employees in global accounts opened by BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account by Computershare.

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

With respect to the spin-off of Aperam, an addendum to the charter of the 2009 and 2010 ESPPs was adopted providing, among other measures, that:

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

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s Luxembourg statutory accounts (“ArcelorMittal Luxembourg”) which are based on generally accepted accounting principles and in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg, rather than its consolidated accounts which are based on IFRS. ArcelorMittal Luxembourg has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

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

On May 10, 2010 the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2011 ($0.1875 per quarter). The quarterly dividend was paid on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

The Board of Directors will submit to a shareholder’s vote at the next Annual General Meeting on May 8, 2012, a proposal to maintain the quarterly dividend payment at 0.1875 per share. The dividend payment would occur on a quarterly basis commencing on March 13, 2012 (interim dividend), June 14, 2012, September 10, 2012 and December 10, 2012.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the Share Unit Plan described after, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan called the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common stock to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common stock. The exercise price of each option is equal to the fair market value of ArcelorMittal stock on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

As a result of the spin-off of ArcelorMittal’s stainless steel business, an addendum to the ArcelorMittal Global Stock Option Plan 2009-2018 was adopted to reduce by 5% the exercise prices of existing stock options. The expense related to fully vested options was recognized directly in the statements of operations during 2011; the expense related to unvested options is recognized on a straight-line basis over the remaining vesting period. The current section has been adapted to disclose the new information from January 25th, 2011 onwards.

Date of grant	Initial exercise prices (per option)	New exercise prices (per option)
August 2008	82.57	78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	38.99	37.03
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On August 4, 2009, ArcelorMittal granted 6,128,900 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $38.30. The new exercise price is $36.38 after the spin-off of Aperam. The options expire on August 4, 2019.

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27. The new exercise price is $30.66 after the spin-off of Aperam. The options expire on August 3, 2020.

No options were granted during the year ended December 31, 2011.

The fair values for options and other share-based compensation is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions (based on year of grant and recalculated at the spin-off date of the stainless steel business):

	Year of grant
	2009	2010
Exercise price	$ 36.38	$ 30.66
Dividend yield	2.02%	2.02%
Expected annualized volatility	60%	50%
Discount rate-bond equivalent yield	2.96%	3.21%
Weighted average share price	$ 36.38	$ 30.66
Expected life in years	5.25	5.75
Fair value per option	17.61	17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 176, 133 and 73 for each of the years ended December 31, 2009, 2010, and 2011, respectively. At the date of the spin-off of Aperam, the fair values of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of 11 has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2009, 2010, and 2011:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2008	19,558,466	$ 2.26 – 82.57	$ 60.01
Granted	6,128,900	38.30	38.30
Exercised	(456.251)	2.26 – 33.76	24.56
Forfeited	(539.023)	33.76 – 82.57	70.02
Expired	(644.712)	2.26 – 82.57	52.20
Outstanding, December 31, 2009	24,047,380	2.26 – 82.57	55.22
Granted	5,864,300	32.27	32.27
Exercised	(371.200)	2.26 – 33.76	21.27
Forfeited	(223.075)	28.75 – 82.57	53.42
Expired	(644.431)	2.26 – 82.57	49.55
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95
Exercised	(226.005)	2.15 – 32.07	27.57
Forfeited	(114.510)	27.31 – 78.44	40.26
Expired	(662.237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35

Exercisable, December 31, 2009	11,777,703	2.26 – 82.57	52.46
Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2011:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	6,468,150	6.60	6,468,150	August 5, 2018
70.81	13,000	5.95	13,000	December 11, 2017
61.09	4,753,137	5.59	4,753,137	August 2, 2017
37.03	1,268,609	1.50	1,268,609	June 30, 2013
36.38	5,889,296	7.60	3,988,364	August 4, 2019
32.07	2,040,380	4.67	2,040,380	September 1, 2016
30.66	5,772,634	8.60	1,949,448	August 3, 2020
27.31	1,244,936	3.65	1,244,936	August 23, 2015
22.56	32,000	6.96	32,000	December 15, 2018
21.14	20,585	6.87	20,585	November 10, 2018
2.15	167,495	0.26	167,495	April 5, 2012
$2.15 – 78.44	27,670,222	6.51	21,946,104

Share Unit Plan

The annual shareholders’ meeting on May 10, 2011 approved a new equity-based incentive plan to replace the Global Stock Option Plan. The new plan comprises a Restricted Share Unit Plan (“RSU Plan”) and a Performance Share Unit Plan (“PSU Plan”) designed to incentivize the targeted employees, to improve the long-term performance of the Company and to retain key employees.  Both the RSU Plan and the PSU Plan are intended to promote the alignment of interests between the company’s shareholders and eligible employees by allowing them to participate in the success of the company.

The aim of the RSU Plan is to provide a retention incentive to eligible employees. It is subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the employee with the ArcelorMittal.  The RSUs are an integral part of the Company’s remuneration framework in which it is serves the specific objective of medium-term and long-term retention.

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting.

For the period from the May 2011 annual general shareholders’ meeting to the annual general meeting of shareholders to be held in May 2012 a maximum of 2,500,000 RSUs may be allocated to qualifying employees under the RSU Plan. The RSU Plan targets the 500 to 800 most senior managers across the ArcelorMittal. In September 2011, a total of 1,303,515 shares under the RSU Plan were granted to a total of 772 employees.

The fair value for the shares allocated to the beneficiaries is recorded as en expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expense recognized for the restricted stock units was 2 for the year ended December 31, 2011.

NOTE 18: FINANCING COSTS

Financing costs recognized in the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Recognized in the statements of operations
Interest expense	(1,675)	(1,578)	(1,945)
Interest income	175	133	123
Fair value adjustment on Convertible Bonds and call options on ArcelorMittal shares	(897)	427	42
Net gain (loss) on other derivative instruments	(27)	43	(10)
Accretion of defined benefit obligations and other long term liabilities	(548)	(481)	(514)
Net foreign exchange result and others[1]	125	(744)	(534)
Total	(2,847)	(2,200)	(2,838)
Recognized in equity (Company share)[2]
Net change in fair value of available-for-sale financial assets	48	1	(14)
Effective portion of changes in fair value of cash flow hedge	(535)	(585)	(133)
Foreign currency translation differences for foreign operations	3,115	(1,726)	(2,796)
Total	2,628	(2,310)	(2,943)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1         Net foreign exchange result and others is mainly related to net foreign exchange effects on financial assets and liabilities and bank fees.

2     Includes amounts related to discontinued operations for the years ended December 31, 2009 and 2010 (see note 5).

NOTE 19: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2009, 2010 and 2011, respectively, is summarized as follows:

	Year ended December 31,
	2009	2010	2011
Total current tax expense	381	821	1,018
Total deferred tax expense (benefit)	(4,813)	(2,300)	(136)
Total income tax expense (benefit)	(4,432)	(1,479)	882

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2009	2010	2011
Net income (including non-controlling interests)	114	3,005	2,259
Discontinued operations	57	330	(461)
Income from investments in associates and joint ventures	(56)	(451)	(620)
Income tax expense (benefit)	(4,432)	(1,479)	882
Income (loss) before tax and income from investments in associates and joint ventures:	(4,317)	1,405	2,060
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	(2,875)	(1,310)	33
Permanent items	(1,377)	(293)	(29)
Benefit arising from interest in partnership	(19)	-	-
Rate changes	(13)	(190)	-
Net change in measurement of deferred tax assets	248	380	545
Effects of tax holiday	72	28	26
Effects of foreign currency translation	(521)	(147)	143
Tax credits	(296)	(141)	(196)
Other taxes	289	155	243
Others	60	39	117
Income tax expense (benefit)	(4,432)	(1,479)	882

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2009	2010	2011
Notional Interest Deduction	(931)	(733)	(706)
Juros sobre o Capital Próprio (“JSCP”)	(193)	(51)	-
Interest recapture	6	554	602
Non tax deductible provisions	(131)	-	(20)
Tax deductible capital loss	(99)	-	-
Other permanent items	(29)	(63)	95
Total permanent items	(1,377)	(293)	(29)

Notional Interest Deduction: Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is based upon the average rate of interest on 10-year bonds issued by the Belgian State. The rate is revised on an annual basis, but may not vary by more than 1% from one period to another. A maximum rate of 6.5% applies. The law of December 28, 2011 has capped the rate at 3% as from January 1, 2012.

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

The 2011 net change in measurement of deferred tax assets of 545 primarily consists of tax expense of 734 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (189).

Effects of tax holiday

Certain agreements, for example tax holidays, relating to acquisitions and capital investments undertaken by the Company, provide reduced tax rates, fixed amounts of tax or in some cases exemption from income tax as in Algeria.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Effects of foreign currency translation

The effects of foreign currency translation of (521), (147) and 143 at December 31, 2009, 2010 and 2011, respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (296), (141) and (196) in 2009, 2010 and 2011 respectively are mainly attributable to our operating subsidiaries in Spain. They relate to credits claimed on research and development, credits on investment and tax sparing credits.

Other taxes

Other taxes include withholding taxes on dividends, services, royalties and interests, as well as Secondary Taxation on Companies (“STC”). It also includes Mining duties in Canada of 22, 117 and 177 and Flat tax in Mexico of 51, (30) and (30) in 2009, 2010 and 2011 respectively. The STC is a tax levied on dividends declared by South African companies. STC is not included in the computation of current or deferred tax as these amounts are calculated at the statutory company tax rate on undistributed earnings. On declaration of a dividend, the South African Operating Subsidiary includes the STC tax in its computation of the income tax expense. If the South African Operating Subsidiary distributed all of its undistributed retained earnings of 2,956, 3,777 and 3,039 in 2009, 2010 and 2011 respectively, it would be subject to additional taxes of 269, 343 and 276 respectively. STC on dividends declared in 2009, 2010 and 2011 were 17, 8 and 3 respectively. STC will be converted to a dividend withholding tax for shareholders with effect April 1, 2012.

Others

The 2011 others of 117 primarily consists of provision for uncertain tax position concerning permanent business establishment in Italy of 88 (see Note 24 to ArcelorMittal’s consolidated financial statements) and tax expense of 29 relating to other items.

    Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	(18)	49	12
	(18)	49	12
Deferred tax expense (benefit)
Unrealized gain (loss) on available-for-sale securities	3	(19)	(1)
Unrealized gain (loss) on derivative financial instruments	(174)	(122)	(88)
Call options on ArcelorMittal shares	-	(126)	-
Foreign currency translation adjustments	370	74	9
	199	(193)	(80)
	181	(144)	(68)
Recognized in additional paid-in capital on:
Deferred tax benefit
Movements on treasury shares	(682)	(267)	-
Recognized in retained earnings on:
Deferred tax expense
Cancellation of cash settlement option on 800 convertible senior notes	81	-	-
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	(4)	-	3
	(424)	(411)	(65)

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

    Uncertain tax positions

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied to complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions is based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows.

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2010	2011	2010	2011	2010	2011
Intangible assets	136	202	(1,095)	(1,141)	(959)	(939)
Property, plant and equipment	263	290	(8,110)	(8,044)	(7,847)	(7,754)
Inventories	427	798	(47)	(652)	380	146
Available-for-sale financial assets	-	-	(1)	(1)	(1)	(1)
Financial instruments	294	131	(146)	(149)	148	(18)
Other assets	415	597	(478)	(515)	(63)	82
Provisions	2,416	2,345	(693)	(640)	1,723	1,705
Other liabilities	700	1,105	(872)	(1,753)	(172)	(648)
Tax losses carried forward	8,719	9,208	-	-	8,719	9,208
Tax credits and other tax benefits carried forward	712	662	-	-	712	662
Untaxed reserves	-		(43)	(42)	(43)	(42)
Deferred tax assets / (liabilities)	14,082	15,338	(11,485)	(12,937)	2,597	2,401

Deferred tax assets					6,603	6,081
Deferred tax liabilities					(4,006)	(3,680)

Deferred tax assets not recognized by the Company as of December 31, 2010 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	33,155	9,889	8,719	1,170
Tax credits and other tax benefits carried forward	1,523	967	712	255
Other temporary differences	16,298	4,678	4,651	27
Total		15,534	14,082	1,452

Deferred tax assets not recognized by the Company as of December 31, 2011 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	36,400	10,787	9,208	1,579
Tax credits and other tax benefits carried forward	1,539	986	662	324
Other temporary differences	19,373	5,539	5,468	71
Total		17,312	15,338	1,974

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As of December 31, 2011, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Canada, France, Mexico, the Netherlands, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The majority of unrecognized tax losses carried forward have an expiration date. In addition, the utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income.

At December 31, 2011, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 6,081 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 6,081 is at least 21,237. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other positive evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

In 2007 ArcelorMittal has recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. There has been no material change to these liabilities as of December 31, 2007 until December 31, 2010. In 2011 these liabilities have been re-estimated at approximately 23 for the period ended December 31, 2011. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 1,264.

    Tax losses carried forward

At December 31, 2011, the Company had total estimated tax losses carried forward of 36,400.

Such amount includes net operating losses of 9,465 primarily related to subsidiaries in Canada, the Netherlands, Mexico, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2012	21
2013	101
2014	577
2015	24
2016	532
2017 - 2031	8,210
Total	9,465

The remaining tax losses carried forward of 26,935 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany, Luxembourg and Trinidad and Tobago.

Tax losses carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 20: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2009	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements*	Balance at December 31, 2010
Environmental (see note 24)	743	95	(104)	-	(4)	730
Asset retirement obligations	336	24	(30)	-	12	342
Site restoration	110	13	(34)	-	(4)	85
Staff related obligations	221	79	(84)	-	(64)	152
Voluntary separation plans [1]	312	69	(268)	-	(32)	81
Litigation and other (see note 24) [2]	1,221	327	(280)	-	(197)	1,071
Tax claims	444	41	(52)	-	(159)	274
Competition/Antitrust claims	268	28	(21)	-	(41)	234
Other legal claims	415	52	(207)	-	3	263
Other unasserted claims	94	206	-	-	-	300
Commercial agreements and onerous contracts	174	240	(221)	-	20	213
Other [3]	437	238	(143)	-	(125)	407
	3,554	1,085	(1,164)	-	(394)	3,081
Short-term provisions	1,433					1,343
Long-term provisions	2,121					1,738
	3,554					3,081

	Balance at December 31, 2010	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2011
Environmental (see note 24)	730	85	(61)	36	(57)	733
Asset retirement obligations	342	22	(14)	10	7	367
Site restoration	85	29	(25)	-	(1)	88
Staff related obligations	152	53	(53)	-	1	153
Voluntary separation plans [1]	81	123	(110)	-	9	103
Litigation and other (see note 24) [2]	1,071	196	(295)	-	(68)	904
Tax claims	274	144	(17)	-	(70)	331
Competition/Antitrust claims	234	1	(228)	-	(7)	-
Other legal claims	263	51	(50)	-	9	273
Other unasserted claims	300	-	-	-	-	300
Commercial agreements and onerous contracts	213	62	(141)	3	(9)	128
Other [3]	407	125	(166)	3	(31)	338
	3,081	695	(865)	52	(149)	2,814
Short-term provisions	1,343					1,213
Long-term provisions	1,738					1,601
	3,081					2,814

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   A movement of (167) is related to the transfer of provisions to liabilities held for sale and distribution.

1       In 2010, new voluntary separation plans were announced in Mexico, Kazakhstan, Ukraine and France. As of December 2010, the outstanding provision relates to remaining plans primarily in USA, France, Poland, Germany, Bosnia, Mexico, Romania and Czech Republic. In 2011, new voluntary separation plans were launched in Romania, Ukraine, Kazakhstan, Czech Republic and France. The outstanding balance relates primarily to the plans in Romania, Czech Republic, USA and France, which are expected to be settled within one year.

2       In previously filed financial statements the caption litigation and other was presented as a single line item. In order to provide further clarity to the class of provisions for litigation, amounts relating to tax claims, competition/antitrust claims, other legal claims, and other unasserted claims, have been presented separately in the tabular disclosure. The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

3       Other includes provisions for technical warranties, guarantees.

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

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France, and are expected to be settled within two years.

Provisions for staff related obligations concern primarily USA and Brazil and are related to various employees’ compensations.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 24.

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract.

NOTE 21: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2010	2011
Accrued payroll and employee related expenses	1,933	1,882
Collection under TSR programs	1,157	1,287
Payable from acquisition of intangible, tangible & financial assets	933	1,190
Other suppliers payables	1,526	1,092
Revaluation of derivative instruments	402	222
Other amounts due to public authorities	828	733
Unearned revenue and accrued payables	121	218
Total	6,900	6,624

NOTE 22: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2010	2011
Purchase commitments	21,937	22,137
Guarantees, pledges and other collateral	3,621	3,455
Non-cancellable operating leases	2,944	2,410
Capital expenditure commitments	1,660	1,101
Other commitments	2,519	3,455
Total	32,681	32,558

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Purchase commitments include commitments related to joint ventures and associates for 1,317 and 1,167 as of December 31, 2010 and 2011, respectively.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 57 and 18 of guarantees in relation to debt of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

non-consolidated entities as of December 31, 2010 and 2011, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments related to joint ventures and associates for 149 and 25 as of December 31, 2010 and 2011, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2011 according to maturity periods are as follows:

Less than 1 year	416
1-3 years	669
4-5 years	451
More than 5 years	874
Total	2,410

The operating leases are mainly related to plant, machinery and equipment (2,066), land (191) and buildings (109).

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with purchase of subsidiaries such as the following share retention agreements:

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

The Company has also entered into a share pledge agreement with AVAS for 15.7% of its shareholding in ArcelorMittal Hunedoara’s share capital towards its capital expenditure commitments for five years commencing April 2004. This share pledge agreement is still effective on December 31, 2011, as the Company did not receive written confirmation from AVAS on due fulfillment of the investment obligations undertaken for the five investment years.

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, credit lines confirmed to customers but not drawn and commitments relating to grants.

NOTE 23: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future healthcare cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods and, therefore, will affect the statements of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 2,792 for pensions and 1,352 for other post retirement benefits as of December 31, 2011.

The Company agreed in 2008 to transfer to ArcelorMittal USA a number of shares held in treasury equal to a fair value of 130, subject to certain adjustments, in several tranches until the end of 2010 to provide a means for ArcelorMittal USA to meet its cash funding requirements to the ArcelorMittal USA Pension Trust. The first tranche, consisting of 1,121,995 treasury shares, was transferred on December 29, 2008 for consideration of $23.72 per share, the New York Stock Exchange opening price on December 23, 2008. The second tranche, consisting of 119,070 treasury shares, was transferred on June 29, 2009 for consideration of $32.75 per share, the New York Stock Exchange opening price on June 26, 2009. The third tranche, consisting of 1,000,095

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

treasury shares, was transferred on September 15, 2009, for consideration of $39.00 per share, the New York Stock Exchange opening price on September 14, 2009. There were no transfers in 2010 and 2011.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 19% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for other non-represented salaried employees who receive pension benefits are determined as a monthly benefit at retirement depending on final pay and service. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants. Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan.

Canada

The primary pension plans are those of ArcelorMittal Dofasco and ArcelorMittal Mines Canada. The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The defined benefit component of this plan was closed for new hires on December 31, 2011 and replaced by a new defined contribution pension plan.

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

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2010
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	55%	56%	8%	10%	40%	32%
Fixed Income (including cash)	25%	42%	90%	79%	60%	68%
Real Estate	4%	-	-	1%	-	-
Other	16%	2%	2%	10%	-	-
Total	100%	100%	100%	100%	100%	100%

	December 31, 2011
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	52%	57%	8%	7%	41%	39%
Fixed Income (including cash)	25%	41%	91%	83%	59%	61%
Real Estate	5%	-	-	1%	-	-
Other	18%	2%	1%	9%	-	-
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets do not include any direct investment in ArcelorMittal or in property or other assets occupied or used by ArcelorMittal except for the transaction explained previously. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of 699 and 184 in 2010 and 2011, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2011
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	62%	59%	8%	10%	40%	32%
Fixed Income (including cash)	24%	41%	92%	80%	60%	66%
Real Estate	5%	-	-	1%	-	1%
Other	9%	-	-	9%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation, plan assets and statements of financial position.

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	10,612	3,270	2,888	799	2,544	910	201
Service cost	158	49	50	11	38	-	10
Interest cost	666	180	182	88	113	83	20
Plan amendments	40	-	15	-	3	-	22
Plan participants’ contribution	4	-	1	2	-	-	1
Acquisition	(9)	-	-	-	-	-	(9)
Curtailments and settlements	(9)	-	-	-	2	(3)	(8)
Actuarial loss	642	261	189	24	5	68	95
Benefits paid	(757)	(241)	(193)	(47)	(172)	(85)	(19)
Foreign currency exchange rate differences and other movements	64	-	129	25	(201)	118	(7)
Benefit obligation at end of the period	11,411	3,519	3,261	902	2,332	1,091	306

Change in plan assets
Fair value of plan assets at beginning of the period	7,195	2,141	2,396	885	644	1,021	108
Expected return on plan assets	590	178	184	97	23	99	9
Actuarial gain (loss)	109	67	55	6	16	(34)	(1)
Employer contribution	484	166	262	14	41	-	1
Plan participants’ contribution	4	-	1	2	-	-	1
Settlements	(3)	-	-	-	-	(3)	-
Benefits paid	(611)	(237)	(192)	(47)	(45)	(85)	(5)
Foreign currency exchange rate differences and other movements	207	-	116	29	(55)	122	(5)
Fair value of plan assets at end of the period	7,975	2,315	2,822	986	624	1,120	108

Present value of the wholly or partly funded obligation	(9,882)	(3,486)	(3,246)	(902)	(1,063)	(1,091)	(94)
Fair value of plan assets	7,975	2,315	2,822	986	624	1,120	108
Net present value of the wholly or partly funded obligation	(1,907)	(1,171)	(424)	84	(439)	29	14
Present value of the unfunded obligation	(1,529)	(33)	(15)	-	(1,269)	-	(212)
Unrecognized net actuarial loss (gain)	1,979	1,318	390	45	111	(4)	119
Unrecognized past service cost	5	-	5	-	-	-	-
Prepaid due to unrecoverable surpluses	(148)	-	-	(121)	(2)	(25)	-
Net amount recognized	(1,600)	114	(44)	8	(1,599)	-	(79)

Net assets related to funded obligations	317	186	101	13	-	-	17

Recognized liabilities	(1,917)	(72)	(145)	(5)	(1,599)	-	(96)

Amount included above related to discontinued operations	(83)	-	-	-	(83)	-	-

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,411	3,519	3,261	902	2,332	1,091	306
	Service cost	164	44	59	12	37	-	12
	Interest cost	663	171	186	93	110	78	25
	Plan amendments	26	-	20	-	6	-	-
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(189)	-	-	(102)	(87)	-	-
	Curtailments and settlements	(7)	-	-	-	(3)	-	(4)
	Actuarial (gain) loss	582	262	245	81	(30)	18	6
	Benefits paid	(787)	(242)	(197)	(53)	(169)	(105)	(21)
	Foreign currency exchange rate differences and other movements	(361)	-	(45)	(55)	(48)	(209)	(4)
	Benefit obligation at end of the period	11,506	3,754	3,530	880	2,148	873	321

	Change in plan assets
	Fair value of plan assets at beginning of the period	7,975	2,315	2,822	986	624	1,120	108
	Expected return on plan assets	618	191	208	88	25	99	7
	Actuarial gain (loss)	(434)	(185)	(215)	(3)	(21)	(13)	3
	Employer contribution	437	99	279	16	42	-	1
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(186)	-	-	(186)	-	-	-
	Benefits paid	(649)	(238)	(196)	(53)	(53)	(105)	(4)
	Foreign currency exchange rate differences and other movements	(319)	-	(33)	(49)	(19)	(216)	(2)
	Fair value of plan assets at end of the period	7,446	2,182	2,866	801	598	885	114

	Present value of the wholly or partly funded obligation	(10,112)	(3,723)	(3,514)	(880)	(1,021)	(873)	(101)
	Fair value of plan assets	7,446	2,182	2,866	801	598	885	114
	Net present value of the wholly or partly funded obligation	(2,666)	(1,541)	(648)	(79)	(423)	12	13
	Present value of the unfunded obligation	(1,394)	(31)	(16)	-	(1,127)	-	(220)
	Unrecognized net actuarial loss	2,792	1,629	823	128	95	-	117
	Unrecognized past service cost	7	-	7	-	-	-	-
	Prepaid due to unrecoverable surpluses	(66)	-	-	(51)	(3)	(12)	-
	Net amount recognized	(1,327)	57	166	(2)	(1,458)	-	(90)

	Net assets related to funded obligations	326	122	181	6	-	-	17
	Recognized liabilities	(1,653)	(65)	(15)	(8)	(1,458)	-	(107)

1	Divestitures are mainly related to the spin-off of Aperam

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 148 and 66 at December 31, 2010 and 2011, respectively.

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2009
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	160	53	51	10	37	-	9
Interest cost	635	183	168	70	126	71	17
Expected return on plan assets	(479)	(156)	(140)	(79)	(23)	(71)	(10)
Charges due to unrecoverable surpluses	13	-	3	10	-	-	-
Curtailments and settlements	(13)	-	-	1	(11)	-	(3)
Amortization of unrecognized past service cost	72	26	6	-	35	-	5
Amortization of unrecognized actuarial loss	201	184	10	6	-	-	1
Total	589	290	98	18	164	-	19

Amount included above related to discontinued operations	4	-	-	-	4	-	-

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	158	49	50	11	38	-	10
Interest cost	666	180	182	88	113	83	20
Expected return on plan assets	(590)	(178)	(184)	(97)	(23)	(99)	(9)
Charges due to unrecoverable surpluses	(79)	-	(3)	14	-	(90)	-
Curtailments and settlements	4	-	-	-	5	-	(1)
Amortization of unrecognized past service cost	37	2	10	-	3	-	22
Amortization of unrecognized actuarial loss	225	118	1	2	(2)	106	-
Total	421	171	56	18	134	-	42

Amount included above related to discontinued operations	4	-	-	-	4	-	-

	Year Ended December 31, 2011
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	164	44	59	12	37	-	12
Interest cost	663	171	186	93	110	78	25
Expected return on plan assets	(618)	(191)	(208)	(88)	(25)	(99)	(7)
Charges due to unrecoverable surpluses	(5)	-	-	4	-	(9)	-
Curtailments and settlements	(3)	-	-	-	-	-	(3)
Amortization of unrecognized past service cost	24	-	18	-	6	-	-
Amortization of unrecognized actuarial loss	192	136	10	6	6	30	4
Total	417	160	65	27	134	-	31

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The current labor agreement between ArcelorMittal USA and the United Steelworkers of America modified payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust. The VEBA primarily provides limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Contributions into the trust under the prior labor agreement were calculated based on quarterly operating income and on certain overtime hours worked. Benefits paid were based on the availability of funds in the VEBA. Under the current agreement, ArcelorMittal USA contributes a fixed amount of 25 per quarter. An agreement with the union allowed ArcelorMittal USA to defer these payments in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions must be paid to the fund by August 31, 2012. Before that date, ArcelorMittal USA will make additional quarterly contributions calculated with the reference to its operating income.

The Company has significant assets mostly in the aforementioned VEBA post employment benefit plans. These assets consist of 99% in fixed income and 1% in cash. The total fair value of the assets in the VEBA trust was 474 as of December 31, 2011.

Summary of changes in the other post employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2010
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	5,416	3,963	778	5	564	106
	Service cost	61	24	10	-	21	6
	Interest cost	313	226	51	-	29	7
	Participants contribution	32	32	-	-	-	-
	Plan amendment	82	-	(1)	-	83	-
	Actuarial loss	694	576	47	-	55	16
	Benefits paid	(344)	(243)	(40)	(1)	(46)	(14)
	Curtailments and settlements	(2)	-	(2)	-	-	-
	Foreign currency exchange rate changes and other movements	(6)	(3)	42	(1)	(33)	(11)
	Benefits obligation at end of period	6,246	4,575	885	3	673	110
	Present value of the wholly or partly funded obligation	(1,392)	(1,302)	-	-	(90)	-
	Fair value of plan assets	517	502	-	-	15	-
	Net present value of the wholly or partly funded obligation	(875)	(800)	-	-	(75)	-
	Present value of the unfunded obligation	(4,854)	(3,273)	(885)	(3)	(583)	(110)
	Unrecognized net actuarial loss (gain)	1,020	1,195	(205)	-	7	23
	Unrecognized past service cost	128	58	-	-	70	-
	Net amount recognized	(4,581)	(2,820)	(1,090)	(3)	(581)	(87)

	Amount included above related to discontinued operations	(58)	-	-	(3)	(55)	-

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	6,246	4,575	885	3	673	110
	Service cost	76	32	13	-	23	8
	Interest cost	324	236	50	-	29	9
	Participants contribution	28	28	-	-	-	-
	Plan amendment	19	-	4	-	15	-
	Actuarial loss (gain)	376	284	59	-	(19)	52
	Benefits paid	(325)	(234)	(45)	-	(37)	(9)
	Curtailments and settlements	(32)	-	(1)	-	(31)	-
	Divestitures [1]	(68)	-	-	(3)	(65)	-
	Foreign currency exchange rate changes and other movements	(44)	-	(17)	-	(22)	(5)
	Benefits obligation at end of period	6,600	4,921	948	-	566	165
	Present value of the wholly or partly funded obligation	(1,427)	(1,344)	-	-	(83)	-
	Fair value of plan assets	529	514	-	-	15	-
	Net present value of the wholly or partly funded obligation	(898)	(830)	-	-	(68)	-
	Present value of the unfunded obligation	(5,173)	(3,577)	(948)	-	(483)	(165)
	Unrecognized net actuarial loss (gain)	1,352	1,419	(129)	-	(10)	72
	Unrecognized past service cost	61	2	1	-	58	-
	Net amount recognized	(4,658)	(2,986)	(1,076)	-	(503)	(93)

1	Divestitures are mainly related to the spin-off of Aperam

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2009
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	60	26	10	-	19	5
Interest cost	299	217	46	-	29	7
Expected return on plan assets	(39)	(38)	-	-	(1)	-
Curtailments and settlements	(70)	-	-	-	(70)	-
Amortization of unrecognized past service cost	110	92	-	-	18	-
Amortization of unrecognized actuarial (gain) loss	35	32	(16)	(1)	19	1
Total	395	329	40	(1)	14	13

Amount included above related to discontinued operations	(1)	-	-	(1)	-	-

	Year Ended December 31, 2010
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost
Interest cost	61	24	10	-	21	6
Expected return on plan assets	313	226	51	-	29	7
Curtailments and settlements	(33)	(32)	-	-	(1)	-
Amortization of unrecognized past service cost	(3)	-	(3)	-	-	-
Amortization of unrecognized actuarial (gain) loss	79	71	(1)	-	9	-
Total	56	42	(18)	-	30	2
	473	331	39	-	88	15
Amount included above related to discontinued operations
	6	-	-	-	6	-

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost
Interest cost	76	32	13	-	23	8
Expected return on plan assets	324	236	50	-	29	9
Curtailments and settlements	(32)	(31)	-	-	(1)	-
Amortization of unrecognized past service cost	(28)	-	(1)	-	(27)	-
Amortization of unrecognized actuarial (gain) loss	74	56	3	-	15	-

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2009	2010	2011
Net periodic pension cost	589	421	417
Net periodic OPEB cost	395	473	492
Total	984	894	909

Cost of sales	521	496	503
Selling, general and administrative expense	47	42	69
Financing costs - net	416	356	337
Total	984	894	909

Weighted-average assumptions used to determine benefit obligations at December 31,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Pension Plans			Other Post-employment Benefits
	2009	2010	2011	2009	2010	2011
Discount rate	4.97% – 15%	4.75% – 14%	4.3% - 10.46%	4.5% – 10.77%	4.5% – 10.77%	4% - 7.5%
Rate of compensation increase	1.71% – 14%	2.5% – 13%	2.31% - 9.7%	2% – 7.12%	2% – 6.32%	2% - 4.5%
Expected long-term rate of return on plan assets	3.52% – 11.26%	3.5% – 10.78%	3.5% - 12.2%	4.5% – 6.12%	4.5% – 6.18%	4.5% - 6.17%

In 2011, the Company refined its method of determining the discount rate for the plans domiciled in the Euro zone. In the past, the Company relied on a published index tied to high quality bonds. Under the refined method, the discount rate is derived from a yield curve of high quality bonds with durations that more closely align with the plans' cash flows. This approach, which the Company believes is more consistent with the amount and timing of expected benefit payments, decreased the defined benefit obligation at December 31, 2011 by 167 million (60 basis points on the discount rate). Had a similar method been applied during 2010, there would not have been a material impact on the defined benefit obligation as of December 31, 2010.

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2009	2010	2011
Healthcare cost trend rate assumed	3.00% – 5.40%	2.00% – 5.18%	2.00% – 5.38%

Cash Contributions

In 2012, the Company is expecting its cash contributions to amount to 761 for pension plans, 398 for other post employment benefits plans and 175 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 173 in 2011.

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2010	2011
Pension plan benefits	1,834	1,653
Other post-employment benefits	4,523	4,658
Early retirement benefits	761	684
Other long-term employee benefits	62	165
Total	7,180	7,160

Other long-term employee benefits represent liabilities related to multi-employer plans and other long term defined contribution plans.

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to ArcelorMittal’s pension plans (as of December 31, 2011, the defined benefit obligation (“DBO”) for pension plans was 11,506):

	Effect on 2012 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2011 DBO
Change in assumption
100 basis points decrease in discount rate	(22)	1,291
100 basis points increase in discount rate	15	(1,093)
100 basis points decrease in rate of compensation	(33)	(280)
100 basis points increase in rate of compensation	38	309
100 basis points decrease in expected return on plan assets	(74)	-
100 basis points increase in expected return on plan assets	74	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2011 the DBO for post-employment benefit plans was 6,600):

	Effect on 2012 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2011 DBO
Change in assumption
100 basis points decrease in discount rate	(14)	872
100 basis points increase in discount rate	10	(716)
100 basis points decrease in healthcare cost trend rate	(41)	(644)
100 basis points increase in healthcare cost trend rate	50	770

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

Experience adjustments

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2007	2008	2009	2010	2011
Present value of the defined benefit obligations	(10,512)	(9,359)	(10,612)	(11,411)	(11,506)
Fair value of the plan assets	8,091	5,788	7,195	7,975	7,446
Deficit	(2,421)	(3,571)	(3,417)	(3,436)	(4,060)
Experience adjustments: (increase)/decrease plan liabilities	(195)	(122)	(161)	(11)	(46)
Experience adjustments: increase/(decrease) plan assets	(201)	(1,712)	471	109	(436)

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2007	2008	2009	2010	2011
Present value of the defined benefit obligations	(2,805)	(5,254)	(5,416)	(6,246)	(6,600)
Fair value of the plan assets	49	635	577	517	529
Deficit	(2,756)	(4,619)	(4,839)	(5,729)	(6,071)
Experience adjustments: (increase)/decrease plan liabilities	(33)	(142)	14	(64)	1
Experience adjustments: increase/(decrease) plan assets	-	(19)	11	9	(27)

NOTE 24: CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in Note 2.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

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

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2011, excluding asset retirement obligations, ArcelorMittal had established provisions of 733 for environmental remedial activities and liabilities.  The provisions by geographic area were 356 in Europe, 197 in the United States, 153 in South Africa and 24 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 197 (exclusive of asset retirement obligations) to address existing environmental liabilities of which 22 is for 2012. The environmental provisions principally relate to investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 35, with anticipated spending of 5 during 2012, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”). The environmental provisions include 2 to address ArcelorMittal USA’s potential liability at two Superfund sites.

All of ArcelorMittal’s major operating and former operating sites in the United States are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties. In some cases, soil or groundwater contamination requiring remediation is present at both currently operating and former ArcelorMittal facilities. In other cases, the Company is required to conduct studies to determine the extent of contamination, if any, that exists at these sites.

ArcelorMittal USA is also a potentially responsible party at  least two state and federal Superfund sites. Superfund and analogous US state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site, regardless of fault or the lawfulness of the activity that caused the contamination. ArcelorMittal USA may incur additional costs or liabilities at these sites if additional clean-up is required, private parties may sue ArcelorMittal USA for personal injury or property damage, or other responsible parties may sue for reimbursement of costs incurred to clean up sites. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, ArcelorMittal USA entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. ArcelorMittal USA’s provisions for environmental liabilities include approximately 25 for sediment assessment and remediation at this site, and 9 for RCRA Corrective Action. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

USA’s provisions for environmental liabilities include approximately 44 for anticipated remediation and post-remediation activities at this site. The provision is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust that the PaDEP has estimated to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has a period of several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expects this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of 19 at December 31, 2011.  After the treatment trust is fully funded, ArcelorMittal can be reimbursed from the treatment trust fund for the continuing cost of treatment of acid mine drainage. Although remote, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 27 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The U.S. EPA Region V also has conducted a series of inspections and issued information requests under the U.S. Clean Air Act relating to the Burns Harbor facility and several other ArcelorMittal facilities located in Indiana and Ohio. ArcelorMittal has held discussions with the EPA and state environmental agencies regarding their concerns. During such discussions, in addition to the matters raised in the NOV, the EPA alleged that ArcelorMittal’s Burns Harbor, Indiana Harbor and Cleveland facilities were non-compliant with certain requirements of the U.S. Clean Air Act. Some of the EPA’s allegations relate to recent operations and some relate to acts by former facility owners that occurred 15 to 25 years ago. In addition, at the end of October 2011, ArcelorMittal USA facilities in Indiana and Ohio received NOVs from the EPA for Title V permit self-reported deviations and excursions. Preliminary analysis by counsel indicates that the allegations related to the acts of former owners appear to be unsound and that the current operations at the Burns Harbor, Indiana Harbor and Cleveland facilities achieve high rates of compliance with existing or, where applicable, anticipated permits and regulations under the U.S. Clean Air Act. Further discussions with the EPA and affected state environmental agencies are planned with regard to the NOVs and the agencies’ concerns.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 356 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (122), Belgium (82), Luxembourg (71), Germany (35), Poland (27), Czech Republic (12) and Spain (7). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 122, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 82, of which the most significant elements are legal obligations linked to the dismantling of steel making installations and soil treatment. Soil treatment is mainly related to cleaning of the soil at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent site and the removal and disposal of asbestos-containing material.

For Industeel Belgium and its daughter company Ringmill, there are environmental provisions concerning legal obligations linked to atmospheric emissions, waste water discharge and soil treatment.

Luxembourg

In Luxembourg, there is an environmental provision of 71, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

ArcelorMittal Belval and Differdange has an environmental provision to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. A provision of approximately 9 (included in the amount presented above) covers this obligation.

ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil and groundwater treatment to be performed in Terre-Rouge within the next two years, elimination of sludge and blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of water ponds and former production sites.

Germany

In Germany, the environmental provision essentially relates to ArcelorMittal Bremen for the post-closure obligations (34) mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Poland

ArcelorMittal Poland S.A.’s environmental provision of 27 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the post-closure dismantling of buildings and remediation of the corresponding areas at the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to obligations of sealing landfills located in the Asturias site and post-closure care in accordance with national legislation.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 153 to be used over 17 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 47 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

construction industry continuing unabated and encouraging progress being made at the Mooiplaats Quarry site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 68 years, contains a number of legacy facilities and areas requiring retirement and remediation. Approximately 48 of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 32 years. Approximately 42 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project relates to water treatment.

The remainder of the obligation of approximately 16 relates to the Vereeniging and Saldanha site.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 17 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the project is required for Hamilton Harbor to be de-listed as an “Area of Concern” on the Great Lakes. ArcelorMittal Dofasco has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and ArcelorMittal Dofasco expects the project to be completed by 2015.

ArcelorMittal Montreal has an environmental provision of approximately 7 for future capping of hazardous waste cells, disposal of sludge left in ponds after flat mills closure at Contrecoeur, and part of the remediation cost at a closed wire mill at Lachine, a Montreal borough.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2011, ArcelorMittal had established provisions for asset retirement obligations of 367, including 145 for Ukraine, 74 for Russia, 50 for Canada, 26 for the United States, 25 for South Africa, 23 for Germany,  14 for Brazil, 5 for Kazakhstan and 3 for Algeria (see note 20).

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kuzbass region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining site in Mont-Wright and at the facility of Port-Cartier in Quebec, and at the Mary River (“Baffinland”) mining project located on Baffin Island in Nunavut, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in South Africa are spread evenly between the Pretoria and Vanderbijlpark sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restore the layer and stabilize the shoreline at the harbor.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the mines in the coal and the iron ore divisions.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In Algeria, the AROs relate to the restoration obligations for the Ouenza and Boukhadra iron ore mines at the end of the operations.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2011, ArcelorMittal had recorded provisions in the aggregate of approximately 331 (see note 20) for tax claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2011 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and Cayman Island. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira Island and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarào Comercial S.A. received a further tax assessment for 2006 and 2007 in the amount of 311, including amounts related to the first tax assessment regarding the profits of CST’s Madeira Island and Cayman Island subsidiaries. The case is in the first administrative instance, and ArcelorMittal Tubarào Comercial S.A. filed its defense in April 2011.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 64. ArcelorMittal Brasil is defending the case in the first administrative instance.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 809 at December 31, 2011. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil has appealed to the administrative tribunal of second instance and is awaiting the decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 232 as of December 31, 2011. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 56 relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 710. ArcelorMittal Brasil has filed its defense and the case is in the first administrative instance.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million (84) for social contributions on various payments of which the most significant relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million (125.2), in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (33) (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. The court has scheduled a hearing on the merits in relation to the 2004 IRAP for April 2012.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 54, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties are appealing the decision.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. The total amount of the assessment is approximately 57. ArcelorMittal Kryviy Rih disagreed with the assessment, and appealed to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal, which is currently pending.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2011, ArcelorMittal had not recorded any provisions in respect of such claims (see note 20). Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2011, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired since 2005 to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit.  In addition, two putative class actions on behalf of indirect purchasers have been filed, one of which has already been consolidated with the Standard Iron Works cases and one of which ArcelorMittal is seeking to consolidate.  In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery stage. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (“CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 69. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related action was commenced by Sinduscons, a construction industry union, in federal court in Brasilia  against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

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

ArcelorMittal and its subsidiaries cooperated fully with the European Commission in this investigation. On June 30, 2010, the European Commission imposed fines totaling approximately €317 million (387) on the current and former ArcelorMittal entities. ArcelorMittal Wire France, ArcelorMittal Fontaine, ArcelorMittal Verderio and ArcelorMittal España filed an appeal against the June 30 Commission decision in September 2010 before the General Court in Luxembourg. At the same time, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio filed an application for urgent interim measures before the General Court in Luxembourg. ArcelorMittal Wire France, ArcelorMittal Verderio and ArcelorMittal Fontaine introduced a post-decision “inability to pay” application with the European Commission. On September 30, 2010, the European Commission issued a revised decision in which it corrected certain calculation errors resulting in a total fine lowered by approximately €50 million (68) to approximately €276 million (377). Following that decision, ArcelorMittal Wire France, ArcelorMittal Verderio, ArcelorMittal Fontaine and ArcelorMittal España updated their appeals and the above-mentioned application for urgent interim relief pending before the General Court. On December 7 and December 8, 2010, both the “inability to pay” application by ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio and their application for interim measures were rejected by the European Commission and the General Court, respectively. On December 17, 2010, ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio appealed the decision to reject the application for interim measures before the European Court of Justice and on December 22, 2010, the European Commission decided to suspend the implementation of the September 30, 2010 decision against the three entities pending the aforementioned appeal before the European Court of Justice. The Court of Justice and the General Court provisionally suspended all pending appeal procedures. On January 5, 2011, ArcelorMittal S.A. and ArcelorMittal España paid their portions of the fine, i.e., €31.7 million (42.3) and €36.7 million (49.0), respectively. On April 4, 2011, the European Commission issued a new decision amending the September 30, 2010 decision and reducing the fines imposed on ArcelorMittal Wire France, ArcelorMittal Fontaine and ArcelorMittal Verderio by €185 million (275) to an aggregate amount of €14 million (21). The fines were paid on May 5, 2011, and all pending appeals have been withdrawn.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2011, ArcelorMittal had recorded provisions of approximately 273 (see note 20) for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2011, (ii) that constitute a contingent liability, or (iii) that were resolved in 2011, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. The IEPA has required other potentially responsible parties to conduct an investigation of certain areas of potential contamination and it is likely that ArcelorMittal USA may be required to participate at some level in the future. ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2011, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

ArcelorMittal USA was a party to two arbitrations with the Cleveland Cliffs Iron Company, Cliffs Mining Company and related entities in relation to iron ore purchases under the supply agreements entered into between them. ArcelorMittal USA was seeking a determination in favor of its interpretation of the allocation of required quantities of iron ore purchases among various steelmaking facilities. Cleveland Cliffs was seeking, among other things, to increase the price of certain agreed quantities of iron ore purchases in 2010, which ArcelorMittal USA opposed. Under certain possible scenarios, the outcome of the arbitrations could have been a potentially significant retroactive increase in the cost of ArcelorMittal USA’s iron ore purchases made in 2010.  A settlement of all disputes between ArcelorMittal USA LLC, Natural Resources Inc. and related entities was executed on April 8, 2011.

On November 20, 2009, Welspun Gujarat Stahl Rohren LTD (“Welspun”) filed a third party petition against ArcelorMittal, ArcelorMittal Galati and ArcelorMittal International FZE in the Harris County District Court, Texas, seeking indemnification from the ArcelorMittal companies in respect of the claims made by Kinder Morgan Louisiana Pipeline LLC (“Kinder Morgan”) against Welspun, among others, concerning allegedly defective pipes for a natural gas pipeline for which the steel plate was manufactured by ArcelorMittal Galati. The amount claimed against Welspun in Kinder Morgan’s claim was 66. In July 2010, Welspun agreed to file an amended third party petition substituting ArcelorMittal International FZE with LNM Marketing FZE. In July 2011, a settlement agreement was executed between Welspun and the ArcelorMittal parties.  On August 16, 2011, the Court issued an order on the application of the parties, dismissing Welspun’s third-party petition against the ArcelorMittal parties.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011.

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

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”), and certain other parties relating to the February 2011 take over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the BIM securities by members of the class.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The company announced at the time that implementation of the project would entail an aggregate investment of 2.2 billion. Project implementation did not follow the originally anticipated schedule. The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties have commenced an arbitration process to resolve this dispute. Pleadings were served and in November 2010, the arbitral tribunal was fully constituted. On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012. The interim pricing agreement has no bearing on the arbitration process currently underway or AMSA’s conviction that the supply agreement remains legally valid and binding on the parties. The arbitration is at an early stage and the Company has not yet been able to assess the risk of loss as the facts and legal arguments remain under analysis. Proceedings in the arbitration have been suspended pending completion of the legal action summarized in the next paragraph.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012.

France

In May 2008, the liquidator of SAFET brought an action in the Commercial Court of Nanterre against the Directors of SAFET, including ArcelorMittal Packaging, alleging that the Directors are liable for all of SAFET’s debts amounting to 52 due to their mis-management of SAFET’s business. On October 11, 2011, the court approved a settlement agreed between the parties.

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal was required to pay some amounts in damages in 2011.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The number of claims outstanding for asbestos exposure at December 31, 2011 was 397 as compared to 397 at December 31, 2010. The range of amounts claimed for the year ended December 31, 2011 was €7,500 to €516,000 (approximately $10,000 to $ 660,000). The aggregate costs and settlements for the year ended December 31, 2011 were 4.9, of which 0.4 represents legal fees and 4.5 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2010 were approximately 0.3 and 2.1, respectively.

	in number of cases
	2010	2011
Claims unresolved at beginning of period	402	397
Claims filed	75	136
Claims settled, dismissed or otherwise resolved	(80)	(136)(1)
Claims unresolved at December 31,	397	397

(1)     Includes claims against ArcelorMittal and Aperam

Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step Merger of ArcelorMittal into Arcelor

ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor.  Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and risk of loss is therefore remote and that the exchange ratio and process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. The AFM and ArcelorMittal are both appealing the court’s ruling. A hearing on the merits took place on February 15, 2011.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million (233). By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them.  This judgment is subject to appeal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 25: SEGMENT AND GEOGRAPHIC INFORMATION

As of January 1, 2011, the Company’s mining operations are presented as a separate reportable segment. Accordingly, prior periods have been retrospectively adjusted to reflect this new segmentation. This change in segmentation is an IFRS reporting requirement and reflects the changes in ArcelorMittal’s approach to managing its mining assets. Commencing on January 1, 2011, discrete financial information on the Company’s mining operations is provided on a regular basis to the GMB for decision making on resources allocation and to assess the performance of these operations.

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2011, ArcelorMittal shipped its products to customers in approximately 174 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

The Company adopted IFRS 8, “Operating Segments” on January 1, 2009. As the Company previously defined its operating segments in alignment with the GMB’s responsibilities, the adoption of IFRS 8 did not impact the Company’s segment presentation. Refer to note 2 for the policy around grouping of operating segments into our reportable segments.

Reportable segments

ArcelorMittal reports its operations in six segments: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining. Following the Company’s spin-off of its stainless steel operations into a separately focused company Aperam, Stainless Steel, which produces flat and long stainless steel and alloy products from its plants in Europe and South America, is reported as discontinued operations.

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

•       AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•       Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•       Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria, Liberia, Mauritania and Senegal). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others / Elimination*	Total
Year ended December 31, 2009
Sales to external customers	11,191	16,284	14,836	5,327	12,382	628	373	61,021
Intersegment sales**	1,120	3,697	1,904	2,250	1,142	1,944	(12,057)	-
Operating income	(1,044)	(501)	(23)	312	(286)	233	(161)	(1,470)
Depreciation	983	1,417	1,068	420	215	393	78	4,574
Impairment	41	88	287	3	141	(2)	(6)	552
Capital expenditures	463	937	532	270	131	332	44	2,709
Year ended December 31, 2010
Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	78,025
Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,223	(16,701)	-
Operating income	691	534	1,004	680	164	1,624	(1,092)	3,605
Depreciation	864	1,404	1,060	454	177	333	103	4,395
Impairment	-	77	11	-	113	305	19	525
Capital expenditures	574	792	687	515	124	525	91	3,308
Year ended December 31, 2011
Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	93,973
Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,769	(20,174)	-
Operating income	1,198	(324)	646	721	52	2,568	37	4,898
Depreciation	903	1,540	1,005	517	179	491	34	4,669
Impairment	8	141	178	-	-	4	-	331
Capital expenditures	664	1,004	1,119	613	152	1,269	17	4,838

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   Others / Eliminations includes all other operational and/or non-operational items which are not segmented, together with inter-segment elimination.

** Transactions between segments are conducted on the same basis of accounting as transactions with third parties except for certain mining products shipped internally on a cost plus basis.

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2009	2010	2011
Assets allocated to segments	107,190	101,510	107,495
Cash and cash equivalents, including restricted cash	6,009	6,289	3,905
Deferred tax assets	4,838	6,603	6,081
Assets held for sale and distribution	1	6,918	—
Other unallocated assets and eliminations	9,659	9,584	4,399
Total assets	127,697	130,904	121,880

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2009	2010	2011
Operating income (loss)	(1,470)	3,605	4,898
Income from investments in associates and joint ventures	56	451	620
Financing costs - net	(2,847)	(2,200)	(2,838)
Income (loss) before taxes	(4,261)	1,856	2,680
Income tax expense (benefit)	(4,432)	(1,479)	882
Discontinued operations	(57)	(330)	461
Net income (including non-controlling interests)	114	3,005	2,259

Geographical information

Sales (by destination)

	Year Ended December 31,
	2009	2010	2011
Americas
United States	9,305	12,920	16,526
Canada	2,033	3,163	3,571
Brazil	3,887	7,291	7,407
Argentina	807	1,054	1,271
Mexico	1,196	1,968	2,413
Others	1,565	1,619	2,043
Total Americas	18,793	28,015	33,231

Europe
France	4,973	5,307	6,078
Spain	3,905	4,567	5,021
Germany	5,709	7,182	9,111
Romania	632	837	931
Poland	2,333	3,191	4,235
Belgium	1,093	1,226	1,571
Italy	1,874	2,926	3,317
United Kingdom	1,685	1,763	1,959
Turkey	1,647	2,441	2,737
Czech Republic	982	1,271	1,921
Netherlands	875	828	1,072
Russia	588	970	1,511
Others	4,779	4,937	6,253
Total Europe	31,075	37,446	45,717

Asia & Africa
South Africa	2,519	3,256	3,624
China	1,268	850	1,303
India	887	873	838
Others	6,479	7,585	9,260
Total Asia & Africa	11,153	12,564	15,025

Total	61,021	78,025	93,973

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Revenues from external customers attributed to the country of domicile (Luxembourg) were 195, 214 and 294 as of December 31, 2009, 2010 and 2011, respectively.

Non-current assets* per significant country:

	Non-current assets
	As of December 31,
	2010	2011
Americas
Brazil	7,431	7,763
United States	6,118	6,243
Canada	4,314	5,463
Mexico	1,555	1,456
Others	939	851
Total Americas	20,357	21,776

Europe
France	6,178	5,962
Luxembourg	2,792	2,225
Belgium	3,675	3,380
Spain	3,979	3,530
Ukraine	4,508	4,450
Poland	2,803	2,651
Germany	3,273	3,258
Czech Republic	874	849
Romania	677	846
Italy	307	278
Others	1,053	992
Total Europe	30,119	28,421

Asia & Africa
South Africa	2,497	2,054
Kazakhstan	1,804	1,948
Liberia	487	828
Others	863	806
Total Africa & Asia	5,651	5,636

Unallocated assets	32,102	30,442
Total	88,229	86,275

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

Sales by type of products

	Year Ended December 31,
	2009	2010	2011
Flat products	32,969	43,396	51,936
Long products	14,783	18,943	22,437
Tubular products	1,937	2,107	2,915
Mining products	628	1,157	1,499
Others	10,704	12,422	15,186
Total	61,021	78,025	93,973

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 26: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2011, ArcelorMittal employed approximately 261,000 people and the total annual compensation of ArcelorMittal’s employees paid in 2009, 2010, and 2011 was as follows:

	Year Ended December 31,
	2009	2010	2011
Employee Information
Wages and salaries	9,167	9,686	10,545
Pension cost	579	590	673
Other staff expenses	1,133	1,575	1,725
	10,879	11,851	12,943

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2009, 2010, and 2011 was as follows:

	Year Ended December 31,
	2009	2010	2011
Base salary and/or directors fees	18	20	18
Short-term performance-related bonus	18	7	17
Post-employment benefits	1	2	2
Share based compensation	20	15	9

The fair value of the stock options granted to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods. The Company determines the fair value of the options at the date of the grant using the Black-Scholes model.

As of December 31, 2009, 2010 and 2011, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2009, 2010 and 2011, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

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

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2010 and 2011 and for the years ended 2009, 2010 and 2011.

Condensed consolidating statements of operations for the year ended December 31, 2009

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	2,372	4,802	54,982	(1,135)	61,021
Cost of sales (including depreciation and impairment)	10	1,859	6,691	51,390	(1,135)	58,815
Selling, general and administrative expenses	320	201	27	3,128	-	3,676
Operating income (loss)	(330)	312	(1,916)	464	-	(1,470)
Income from investments in subsidiaries, associates and joint ventures	1,314	(2,054)	-	2,110	(1,314)	56
Financing costs—net	(1,506)	(155)	(137)	(580)	(469)	(2,847)
Income (loss) before taxes	(522)	(1,897)	(2,053)	1,994	(1,783)	(4,261)
Income tax (benefit) expense	(679)	(516)	(3)	(3,234)	-	(4,432)
Net income from continuing operations (including non-controlling interests)	157	(1,381)	(2,050)	5,228	(1,783)	171
Discontinued operations, net of tax	-	-	-	(57)	-	(57)
Net income (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Net income (loss) attributable to equity holders of parent:
Net income from continuing operations	157	(1,381)	(2,050)	5,271	(1,783)	214
Net income from discontinued operations	-	-	-	(57)	-	(57)
Net income (loss) attributable to equity holders of the parent	157	(1,381)	(2,050)	5,214	(1,783)	157
Net income from continuing operations attributable to non-controlling interests	-	-	-	(43)	-	(43)
Net income (loss) (including non-controlling interests)	157	(1,381)	(2,050)	5,171	(1,783)	114

Condensed consolidating statements of cash flows for the year ended December 31, 2009

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	1,384	(502)	172	5,964	-	7,018
Net cash provided by operating activities from discontinued operations	-	-	-	260	-	260
Net cash provided by operating activities	1,384	(502)	172	6,224	-	7,278
Investing activities:
Purchases of property, plant and equipment and intangibles	(14)	(33)	(156)	(2,506)	-	(2,709)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	(520)	-	-	400	-	(120)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	2,082	-	-	(2,115)	-	(33)
Disposal of financial and fixed assets and other investing activities (net)	(2)	-	3	182	-	183
Net cash flows used in investing activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	1,546	(33)	(153)	(4,144)	-	(2,784)
Financing activities:
Offering of common shares	3,153	-	-	-	-	3,153
Proceeds from mandatory convertible bonds	-	-	-	750	-	750
Proceeds from short-term debt	178	-	-	1,503	-	1,681
Proceeds from long-term debt, net of debt issuance costs	9,215	300	-	288	(300)	9,503
Payments of short-term debt	(6,773)	263	(12)	(3,550)	(251)	(10,323)
Payments of long-term debt	(7,603)	(1,710)	(15)	(2,337)	2,233	(9,432)
Sale of treasury shares for stock option exercises	12	-	-	-	-	12
Dividends paid	(1,110)	-	-	(224)	-	(1,334)
Other financing activities net	(16)	1,682	-	(309)	(1,682)	(325)
Net cash flows used in financing activities from discontinued operations	-	-	-	(32)	-	(32)
Net cash used in financing activities	(2,944)	535	(27)	(3,911)	-	(6,347)
Effects of exchange rates changes on cash	-	-	-	196	-	196
Net increase (decrease) in cash and cash equivalents	(14)	-	(8)	(1,635)	-	(1,657)
Cash and cash equivalents:
At the beginning of the year	15	-	12	7,549	-	7,576
At the end of the year	1	-	4	5,914	-	5,919

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	7	-	10	6,190	-	6,207
Restricted cash	-	-	-	82	-	82
Trade accounts receivable and other	51	128	228	5,513	(195)	5,725
Inventories	-	769	1,788	17,094	(68)	19,583
Prepaid expenses and other current assets	3,141	-	413	9,616	(9,010)	4,160
Assets held for sale	-	-	-	6,918	-	6,918
Total current assets	3,199	897	2,439	45,413	(9,273)	42,675
Property, plant and equipment	35	1,435	3,364	49,510	-	54,344
Investments in subsidiaries, associates and joint ventures and intercompany long-term receivable	78,888	5,087	2,005	10,216	(86,044)	10,152
Other assets	11,267	1,845	26	22,165	(11,570)	23,733
Total assets	93,389	9,264	7,834	127,304	(106,887)	130,904

LIABILITIES AND EQUITY
Current liabilities:
Short -term debt and current portion of long-term debt	11,613	119	19	3,546	(8,581)	6,716
Trade accounts payable and other	94	605	670	11,964	(77)	13,256
Accrued expenses and other current liabilities	874	635	201	7,551	(547)	8,714
Liabilities held for sale	-	-	-	2,037	-	2,037
Total current liabilities	12,581	1,359	890	25,098	(9,205)	30,723
Long-term debt, net of current portion	17,492	624	2,108	12,737	(13,669)	19,292
Deferred employee benefits	26	2,833	19	4,302	-	7,180
Other long-term obligations	860	320	17	6,411	1	7,609
Total liabilities	30,959	5,136	3,034	48,548	(22,873)	64,804
Equity attributable to the equity holders of parent	62,430	4,128	4,800	78,034	(86,962)	62,430
Non-controlling interests	-	-	-	722	2,948	3,670
Total liabilities and equity	93,389	9,264	7,834	127,304	(106,887)	130,904

Condensed consolidating statements of operations for the year ended December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	3,706	7,287	69,741	(2,709)	78,025
Cost of sales (including depreciation and impairment)	54	3,570	7,484	62,685	(2,709)	71,084
Selling, general and administrative expenses	111	236	35	2,954	-	3,336
Operating income (loss)	(165)	(100)	(232)	4,102	-	3,605
Income from investments in subsidiaries, associates and joint ventures	3,160	(315)	-	(124)	(2,270)	451
Financing costs—net	(238)	(115)	(123)	(1,118)	(606)	(2,200)
Income (loss) before taxes	2,757	(530)	(355)	2,860	(2,876)	1,856
Income tax (benefit) expense	(159)	(33)	-	(1,287)	-	(1,479)
Net income from continuing operations (including non-controlling interests)	2,916	(497)	(355)	4,147	(2,876)	3,335
Discontinued operations, net of tax	-	-	-	(330)	-	(330)
Net income (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Net income (loss) attributable to equity holders of the parent:
Net income from continuing operations	2,916	(497)	(355)	4,058	(2,876)	3,246
Net income from discontinued operations	-	-	-	(330)	-	(330)
Net income (loss) attributable to equity holders of the parent	2,916	(497)	(355)	3,728	(2,876)	2,916
Net income from continuing operations attributable to non-controlling interests	-	-	-	89	-	89
Net income (loss) (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005

Condensed consolidating statements of cash flows for the year ended December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash flows provided by operating activities from continuing operations	(805)	(371)	223	4,723	-	3,770
Net cash flows provided by operating activities from discontinued operations	-	-	-	245	-	245
Net cash provided by operating activities	(805)	(371)	223	4,968	-	4,015
Investing activities:
Purchases of property, plant and equipment and intangibles	(6)	(52)	(220)	(3,030)	-	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(75)	-	(75)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(5,684)	-	-	(9,309)	14,666	(327)
Disposal of financial and fixed assets and other investing activities net	8,986	(6)	11	6,049	(14,666)	374
Net cash flows used in investing activities from discontinued operations	-	-	-	(102)	-	(102)
Net cash used in investing activities	3,296	(58)	(209)	(6,467)	-	(3,438)
Financing activities:
Acquisition of non-controlling interests	-	-	-	(593)	-	(593)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-	-	-	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	211	-	-	1,152	-	1,363
Proceeds from short-term debt	908	338	12	3,730	(3,626)	1,362
Proceeds from long-term debt, net of debt issuance costs	8,180	550	-	304	(550)	8,484
Payments of short-term debt	(4,754)	(423)	(17)	(611)	3,626	(2,179)
Payments of long-term debt	(5,071)	-	-	(1,154)	550	(5,675)
Sale of treasury shares for stock option exercises	8	-	-	-	-	8
Dividends paid	(1,159)	-	-	(125)	27	(1,257)
Other financing activities net	555	(36)	(3)	(598)	(27)	(109)
Net cash flows used in financing activities from discontinued operations	-	-	-	(48)	-	(48)
Net cash used in financing activities	(2,485)	429	(8)	2,057	-	(7)
Effect of exchange rates changes on cash	-	-	-	(159)	-	(159)
Net increase (decrease) in cash and cash equivalents	6	-	6	399	-	411
Cash and cash equivalents:
At the beginning of the year	1	-	4	5,914	-	5,919
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	-	-	-	(123)	-	(123)
At the end of the year	7	-	10	6,190	-	6,207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	6	3,815	-	3,821
Restricted cash	-	-	-	84	-	84
Trade accounts receivable and other	-	260	57	6,208	(73)	6,452
Inventories	-	1,098	1,894	18,743	(46)	21,689
Prepaid expenses and other current assets	589	70	48	9,799	(6,947)	3,559
Total current assets	589	1,428	2,005	38,649	(7,066)	35,605
Property, plant and equipment	28	1,564	3,415	49,244	-	54,251
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	74,737	4,621	2,692	9,262	(82,271)	9,041
Other assets	9,182	1,756	13	20,175	(8,143)	22,983
Total assets	84,536	9,369	8,125	117,330	(97,480)	121,880

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,930	134	41	3,204	(6,525)	2,784
Trade accounts payable and other	95	315	739	11,755	(68)	12,836
Accrued expenses and other current liabilities	440	370	228	7,677	(511)	8,204
Total current liabilities	6,465	819	1,008	22,636	(7,104)	23,824
Long-term debt, net of current portion	20,816	758	2,077	10,143	(10,160)	23,634
Deferred employee benefits	24	3,003	9	4,124	-	7,160
Other long-term obligations	541	241	18	5,977	8	6,785
Total liabilities	27,846	4,821	3,112	42,880	(17,256)	61,403
Equity attributable to the equity holders of the parent	56,690	4,548	5,013	73,454	(83,015)	56,690
Non-controlling interests	-	-	-	996	2,791	3,787
Total liabilities and equity	84,536	9,369	8,125	117,330	(97,480)	121,880

Condensed consolidating statements of operations for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,541	10,095	82,820	(3,483)	93,973
Cost of sales (including depreciation and impairment)	7	3,790	9,905	75,300	(3,483)	85,519
Selling, general and administrative expenses	176	281	23	3,076	-	3,556
Operating income (loss)	(183)	470	167	4,444	-	4,898
Income from investments in subsidiaries, associates and joint ventures	3,327	90	-	94	(2,891)	620
Financing costs - net	(1,318)	(86)	(118)	(801)	(515)	(2,838)
Income (loss) before taxes	1,826	474	49	3,737	(3,406)	2,680
Income tax expense (benefit)	(437)	46	-	1,273	-	882
Net income from continuing operations (including non-controlling interests)	2,263	428	49	2,464	(3,406)	1,798
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,263	428	49	2,925	(3,406)	2,259
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,263	428	49	2,468	(3,406)	1,802
Net income from discontinued operations	-	-	-	461	-	461
Net income attributable to equity holders of the parent	2,263	428	49	2,929	(3,406)	2,263
Net income from continuing operations attributable to non-controlling interests	-	-	-	(4)	-	(4)
Net income (including non-controlling interests)	2,263	428	49	2,925	(3,406)	2,259

Condensed consolidating statements of cash flows for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	(1,625)	112	262	3,218	-	1,967
Net cash used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash provided by operating activities	(1,625)	112	262	3,028	-	1,777
Purchase of property, plant and equipment and intangibles	(4)	(65)	(278)	(4,491)	-	(4,838)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(860)	-	(860)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(222)	-	-	(2,141)	2,268	(95)
Disposal of financial and fixed assets and other investing activities net	2,047	2	11	1,528	(2,268)	1,320
Cash receipt from loan to discontinued operations	-	-	-	900	-	900
Net cash flows used in investing activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	1,821	(63)	(267)	(5,169)	-	(3,678)
Financing activities:
Proceeds form mandatory convertible bonds	-	-	-	250	-	250
Acquisition of non-controlling interests	-	-	-	(108)	-	(108)
Proceeds from short-term debt	2,180	60	15	1,427	(2,120)	1,562
Proceeds from long-term debt, net of debt issuance costs	6,975	-	-	1,956	(1,762)	7,169
Payments of short-term debt	(5,000)	(52)	(11)	(3,785)	2,120	(6,728)
Payments of long-term debt	(3,186)	-	-	(42)	1,762	(1,466)
Sales of treasury shares for stock option exercises	5	-	-	-	-	5
Dividends paid	(1,172)	-	-	(32)	10	(1,194)
Other financing activities net	(5)	(57)	(3)	53	(10)	(22)
Net cash flows used in financing activities from discontinued operations	-	-	-	(8)	-	(8)
Net cash used in financing activities	(203)	(49)	1	(289)	-	(540)
Effect of exchange rate changes on cash	-	-	-	(68)	-	(68)
Net increase (decrease) in cash and cash equivalents	(7)	-	(4)	(2,498)	-	(2,509)
Cash and cash equivalents:
At the beginning of the year	7	-	10	6,190	-	6,207
Cash held for discontinued operations	-	-	-	123	-	123
At the end of the year	-	-	6	3,815	-	3,821

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)