Form 20-F/A
period 2011-12-31
ArcelorMittal
filed 2012-03-06
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment N°. 1)

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

Yes  ☐    No  ☒

Explanatory Note

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Original Report”), as filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2012 to correct the inadvertent omission in the Edgarized version of  the “Amortization of unrecognized actuarial (gain) loss” and the “Total” lines in the table presented below detailing the components of net periodic other post-employment cost for the year ended December 31, 2011, contained in Note 23 of the consolidated financial statements included in the Original Report.  This Amendment No. 1 amends and replaces in its entirety “Item 18. Financial Statements” of Part III of the Original Report.

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	76	32	13	-	23	8
Interest cost	324	236	50	-	29	9
Expected return on plan assets	(32)	(31)	-	-	(1)	-
Curtailments and settlements	(28)	-	(1)	-	(27)	-
Amortization of unrecognized past service cost	74	56	3	-	15	-
Amortization of unrecognized actuarial (gain) loss	78	85	(14)	-	4	3
Total	492	378	51	-	43	20

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, Item 19 has been updated to include the certifications of the Chief Executive Officer and the Chief Financial Officer in connection with this Amendment No. 1.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update  or replace the information in any other item of the Original Report, or reflect any events that have occurred after the Original Report was originally filed. Except for the correction of Item 18 and the new certifications filed herewith, no other changes have been made to the Original Report. The other information in the Original Report continues to speak as of the date of the Original Report, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Report. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report and our reports on Form 6-K that are subsequent to the filing of the Original Report.

TABLE OF CONTENTS

PART III

ITEM 18.  FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-90.

ITEM 19.  EXHIBITS

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

Date: March 5, 2012

EXHIBIT INDEX

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

	December 31,
	2010	2011
VAT recoverable	1,694	1,709
Income tax receivable	434	430
Revaluation of derivative financial instruments	523	242
Prepaid expenses and other receivables	1,024	715
Other	485	463
Total	4,160	3,559

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

		Goodwill on acquisitions	Concessions, patents and licenses	Favorable contracts	Other	Total
	Cost
	At December 31, 2009	15,555	1,063	1,067	2,013	19,698
	Acquisitions	-	20	-	155	175
	Disposals	-	(9)	-	-	(9)
	Foreign exchange differences	(427)	(45)	(46)	(90)	(608)
	Transferred to assets held for sale and distribution	(1,795)	(105)	-	(270)	(2,170)
	Transfers and other movements	(15)	15	(152)	21	(131)
	At December 31, 2010	13,318	939	869	1,829	16,955
	Acquisitions	79	51	-	105	235
	Disposals	-	(10)	-	(159)	(169)
	Foreign exchange differences	(198)	(48)	(13)	11	(248)
	Transfers and other movements	(16)	156	(50)	8	98
	At December 31, 2011	13,183	1,088	806	1,794	16,871

	Accumulated amortization and impairment losses
	At December 31, 2009	727	385	1,000	552	2,664
	Disposals	-	(7)	-	-	(7)
	Amortization charge[1]	-	139	34	247	420[1]
	Impairment and reduction of goodwill	16	28	-	-	44
	Foreign exchange differences	(14)	(28)	(45)	(37)	(124)
	Transferred to assets held for distribution	-	(94)	-	(118)	(212)
	Transfers and other movements	-	(55)	(151)	3	(203)
	At December 31, 2010	729	368	838	647	2,582
	Disposals	-	(5)	-	(1)	(6)
	Amortization charge¹	-	76	12	222	310
	Foreign exchange differences	(1)	(29)	(13)	(1)	(44)
	Transfers and other movements	(16)	44	(50)	(2)	(24)
	At December 31, 2011	712	454	787	865	2,818

	Carrying amount
	At December 31, 2010	12,589	571	31	1,182	14,373
	At December 31, 2011	12,471	634	19	929	14,053

1	Including amortization with respect to discontinued operations of 29 and nil for the years ended December 31, 2010 and 2011, respectively.

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

			Net value December 31, 2009	Transfer to assets held for distribution	Foreign exchange differences and other movements	Impairment and other reductions	Net value December 31, 2010
	Flat Carbon Europe		3,195	-	(173)	-	3,022
	Flat Carbon Americas		4,079	-	-	-	4,079
	Long Carbon Europe		1,280	-	(92)	-	1,188
	Long Carbon Americas		1,759	-	(2)	-	1,757
	Tubular Products		158	-	(79)	-	79
	AACIS		1,518	-	(3)	(16)	1,499
	Stainless Steel ¹		1,788	(1,795)	7	-	-
	Distribution Solutions		1,051	-	(71)	(15)	965
	TOTAL		14,828	(1,795)	(413)	(31)	12,589

		Net value December 31, 2010	Reclassification to Mining[2]	Net value January 1, 2011	Foreign exchange differences and other movements	Acquisitions	Net value December 31, 2011
	Flat Carbon Europe	3,022	(69)	2,953	(100)	23	2,876
	Flat Carbon Americas	4,079	(755)	3,324	8	-	3,332
	Long Carbon Europe	1,188	-	1,188	(35)	-	1,153
	Long Carbon Americas	1,757	(33)	1,724	(38)	-	1,686
	Tubular Products	79	-	79	-	-	79
	AACIS	1,499	(14)	1,485	4	18	1,507
	Distribution Solutions	965	-	965	(29)	-	936
	Mining	-	871	871	(7)	38	902
	TOTAL	12,589	-	12,589	(197)	79	12,471

1	See note 5 for discussion of the valuation of the stainless steel business which has been presented as discontinued operations.
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

____________________

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

NOTE 15: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2010	2011
Short-term bank loans and other credit facilities including commercial paper	2,908	1,531
Current portion of long-term debt	3,710	1,130
Lease obligations	98	123
Total	6,716	2,784

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €2,000 (2,588). As of December 31, 2011, the outstanding amount was 634.

Long-term debt is comprised of the following as of December 31:

		Year of maturity	Type of Interest	Interest rate[1]	2010	2011
	Corporate
	€12 billion Term Loan Facility	2011	Floating		3,206	-
	€5 billion Revolving Credit Facility	2011	Floating		-	-
	300 Bilateral Credit Facility	2013	Floating		-	-
	4.0 billion Revolving Credit Facility	2015	Floating		-	-
	6.0 billion Revolving Credit Facility	2016	Floating	2.00%-2.10%	-	1,747
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,993	1,934
	1.5 billion Unsecured Notes	2013	Fixed	5.38%	1,500	1,500
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,343	1,376
	800 Convertible Senior Notes	2014	Fixed	5.00%	651	689
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	134	129
	€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	668	647
	750 Unsecured Notes	2015	Fixed	9.00%	742	743
	1.0 billion Unsecured Bonds	2015	Fixed	3.75%	989	991
	500 Unsecured Notes	2016	Fixed	3.75%	-	497
	€1.0 billion Unsecured Bonds	2016	Fixed	9.38%	1,324	1,283
	€1.0 billion Unsecured Bonds	2017	Fixed	4.63%	1,322	1,282
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	1.5 billion Unsecured Notes	2019	Fixed	9.85%	1,460	1,463
	1.0 billion Unsecured Bonds	2020	Fixed	5.25%	981	982
	1.5 billion Unsecured Notes	2021	Fixed	5.50%	-	1,484
	1.5 billion Unsecured Bonds	2039	Fixed	7.00%	1,463	1,464
	1.0 billion Unsecured Notes	2041	Fixed	6.75%	-	983
	Other loans	2011-2016	Fixed	3.80%-6.40%	605	668
	EBRD loans	2012-2015	Floating	1.10%-1.38%	178	118
	EIB loan	2016	Floating	2.49%	-	323
	ICO loan	2017	Floating	4.06%	-	91
	Other loans	2011-2035	Floating	0.58%-4.50%	1,196	954
	Total Corporate				21,255	22,848

	Americas
	800 Senior Secured Notes	2014	Fixed	9.75%	-	-
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
	Other loans	2011-2020	Fixed/Floating	0.70% - 20.90%	843	759
	Total Americas				1,343	1,259

	Europe, Asia & Africa
	Other loans	2011-2018	Fixed/Floating	2.10%-16.00%	118	151
	Total Europe, Asia & Africa				118	151

	Total				22,716	24,258
	Less current portion of long-term debt				(3,710)	(1,130)
	Total long-term debt (excluding lease obligations)				19,006	23,128
	Long-term lease obligations[2]				286	506
	Total long-term debt, net of current portion				19,292	23,634

1	Rates applicable to balances outstanding at December 31, 2011.
2	Net of current portion of 98 and 123 in 2010 and 2011, respectively.

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

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2010, 354 was recycled to cost of sales related to the sale of inventory in 2010 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2010 the effective portion deferred in equity was €938 million (1,254), excluding deferred tax expense of €272 million (364). During 2011, €431 million (600) was recycled to cost of sales related to the sale of inventory in 2011. Including the effects of foreign currency fluctuations, the deferred gain was €507 million (656), excluding deferred tax expense of €146 million (189), as of December 31, 2011 and is expected to be recycled to the consolidated statements of operations as follows:

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

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2009, 2010, and 2011:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2008	19,558,466	$ 2.26 – 82.57	$ 60.01
Granted	6,128,900	38.30	38.30
Exercised	(456,251)	2.26 – 33.76	24.56
Forfeited	(539,023)	33.76 – 82.57	70.02
Expired	(644,712)	2.26 – 82.57	52.20
Outstanding, December 31, 2009	24,047,380	2.26 – 82.57	55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26 – 33.76	21.27
Forfeited	(223,075)	28.75 – 82.57	53.42
Expired	(644,431)	2.26 – 82.57	49.55
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35

Exercisable, December 31, 2009	11,777,703	2.26 – 82.57	52.46
Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2011:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	6,468,150	6.60	6,468,150	August 5, 2018
70.81	13,000	5.95	13,000	December 11, 2017
61.09	4,753,137	5.59	4,753,137	August 2, 2017
37.03	1,268,609	1.50	1,268,609	June 30, 2013
36.38	5,889,296	7.60	3,988,364	August 4, 2019
32.07	2,040,380	4.67	2,040,380	September 1, 2016
30.66	5,772,634	8.60	1,949,448	August 3, 2020
27.31	1,244,936	3.65	1,244,936	August 23, 2015
22.56	32,000	6.96	32,000	December 15, 2018
21.14	20,585	6.87	20,585	November 10, 2018
2.15	167,495	0.26	167,495	April 5, 2012
$2.15 – 78.44	27,670,222	6.51	21,946,104

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

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 57 and 18 of guarantees in relation to debt of non-consolidated entities as of December 31, 2010 and 2011, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

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

Summary of changes in the other post employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2010
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	5,416	3,963	778	5	564	106
	Service cost	61	24	10	-	21	6
	Interest cost	313	226	51	-	29	7
	Participants contribution	32	32	-	-	-	-
	Plan amendment	82	-	(1)	-	83	-
	Actuarial loss	694	576	47	-	55	16
	Benefits paid	(344)	(243)	(40)	(1)	(46)	(14)
	Curtailments and settlements	(2)	-	(2)	-	-	-
	Foreign currency exchange rate changes and other movements	(6)	(3)	42	(1)	(33)	(11)
	Benefits obligation at end of period	6,246	4,575	885	3	673	110
	Present value of the wholly or partly funded obligation	(1,392)	(1,302)	-	-	(90)	-
	Fair value of plan assets	517	502	-	-	15	-
	Net present value of the wholly or partly funded obligation	(875)	(800)	-	-	(75)	-
	Present value of the unfunded obligation	(4,854)	(3,273)	(885)	(3)	(583)	(110)
	Unrecognized net actuarial loss (gain)	1,020	1,195	(205)	-	7	23
	Unrecognized past service cost	128	58	-	-	70	-
	Net amount recognized	(4,581)	(2,820)	(1,090)	(3)	(581)	(87)

	Amount included above related to discontinued operations	(58)	-	-	(3)	(55)	-

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	6,246	4,575	885	3	673	110
	Service cost	76	32	13	-	23	8
	Interest cost	324	236	50	-	29	9
	Participants contribution	28	28	-	-	-	-
	Plan amendment	19	-	4	-	15	-
	Actuarial loss (gain)	376	284	59	-	(19)	52
	Benefits paid	(325)	(234)	(45)	-	(37)	(9)
	Curtailments and settlements	(32)	-	(1)	-	(31)	-
	Divestitures [1]	(68)	-	-	(3)	(65)	-
	Foreign currency exchange rate changes and other movements	(44)	-	(17)	-	(22)	(5)
	Benefits obligation at end of period	6,600	4,921	948	-	566	165
	Present value of the wholly or partly funded obligation	(1,427)	(1,344)	-	-	(83)	-
	Fair value of plan assets	529	514	-	-	15	-
	Net present value of the wholly or partly funded obligation	(898)	(830)	-	-	(68)	-
	Present value of the unfunded obligation	(5,173)	(3,577)	(948)	-	(483)	(165)
	Unrecognized net actuarial loss (gain)	1,352	1,419	(129)	-	(10)	72
	Unrecognized past service cost	61	2	1	-	58	-
	Net amount recognized	(4,658)	(2,986)	(1,076)	-	(503)	(93)

1	Divestitures are mainly related to the spin-off of Aperam

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2009
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	60	26	10	-	19	5
Interest cost	299	217	46	-	29	7
Expected return on plan assets	(39)	(38)	-	-	(1)	-
Curtailments and settlements	(70)	-	-	-	(70)	-
Amortization of unrecognized past service cost	110	92	-	-	18	-
Amortization of unrecognized actuarial (gain) loss	35	32	(16)	(1)	19	1
Total	395	329	40	(1)	14	13

Amount included above related to discontinued operations	(1)	-	-	(1)	-	-

	Year Ended December 31, 2010
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	61	24	10	-	21	6
Interest cost	313	226	51	-	29	7
Expected return on plan assets	(33)	(32)	-	-	(1)	-
Curtailments and settlements	(3)	-	(3)	-	-	-
Amortization of unrecognized past service cost	79	71	(1)	-	9	-
Amortization of unrecognized actuarial (gain) loss	56	42	(18)	-	30	2
Total	473	331	39	-	88	15

Amount included above related to discontinued operations	6	-	-	-	6	-

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	76	32	13	-	23	8
Interest cost	324	236	50	-	29	9
Expected return on plan assets	(32)	(31)	-	-	(1)	-
Curtailments and settlements	(28)	-	(1)	-	(27)	-
Amortization of unrecognized past service cost	74	56	3	-	15	-
Amortization of unrecognized actuarial (gain) loss	78	85	(14)	-	4	3
Total	492	378	51	-	43	20

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2009	2010	2011
Net periodic pension cost	589	421	417
Net periodic OPEB cost	395	473	492
Total	984	894	909

Cost of sales	521	496	503
Selling, general and administrative expense	47	42	69
Financing costs - net	416	356	337
Total	984	894	909

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2009	2010	2011	2009	2010	2011
Discount rate	4.97% – 15%	4.75% – 14%	4.3% - 10.46%	4.5% – 10.77%	4.5% – 10.77%	4% - 7.5%
Rate of compensation increase	1.71% – 14%	2.5% – 13%	2.31% - 9.7%	2% – 7.12%	2% – 6.32%	2% - 4.5%
Expected long-term rate of return on plan assets	3.52% – 11.26%	3.5% – 10.78%	3.5% - 12.2%	4.5% – 6.12%	4.5% – 6.18%	4.5% - 6.17%

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

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. The Company executed a Corrective Measure Order on Consent in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 44 for anticipated remediation and post-remediation activities at this site. The provision is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

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