Form 20-F
period 2012-12-31
ArcelorMittal
filed 2013-02-15
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-146371

ARCELORMITTAL

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

Henk Scheffer, Company Secretary, 19, Avenue de la Liberté, L-2930 Luxembourg,

Grand Duchy of Luxembourg. Fax: +352 4792 89 3937

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	New York Stock Exchange
6.00% Mandatorily Convertible Subordinated Debt Securities due 2016	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‐T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes      No  

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

Board      Other  

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      Item 18  

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes      No  

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

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

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

•         “Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated February 8, 2013;

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

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2011 and 2012, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2010, 2011 and 2012. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this annual report, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•         recessions or prolonged periods of weak economic growth, either globally or in ArcelorMittal’s key markets;

•         risks relating to ongoing weakness of the Euro-zone economy, as well as ongoing concern over Euro-zone sovereign debt;

•         the risk that excessive capacity in the steel industry may weigh on the profitability of steel producers;

•         any volatility in the supply or prices of raw materials, energy or transportation, mismatches with steel price trends, or protracted low raw materials prices;

•         the risk of protracted low iron ore and steel prices or price volatility;

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

•         the fact that ArcelorMittal’s reserve estimates could materially differ from mineral quantities that it may be able to actually recover, that its mine life estimates may prove inaccurate and the fact that market fluctuations may render certain ore reserves uneconomical to mine;

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

•         the risk that ArcelorMittal’s investment projects may add to its financing requirements;

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

•         the fact that ArcelorMittal is subject to an extensive, complex and evolving regulatory framework and the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates;

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

In accordance with IFRS 5, Statements of Operations have been adjusted retrospectively for all periods presented due to the completion of the spin-off of stainless steel operations in a separately focused company, Aperam, on January 25, 2011.

	Consolidated Statements of Operations
	(Amounts in $ millions except per share data and percentages)
		Year ended December 31,
		2008	2009	2010	2011	2012
	Sales[1]	$116,942	$61,021	$78,025	$93,973	$84,213
	Cost of sales (including depreciation and impairment)2 3	98,739	58,815	71,084	85,519	84,117
	Selling, general and administrative expenses	6,243	3,676	3,336	3,556	3,322
	Operating income/(loss)	11,960	(1,470)	3,605	4,898	(3,226)
	Operating income as percentage of sales	10.23%	(2.41%)	4.62%	5.21%	(3.83%)
	Income from investments in associates and joint ventures	1,650	56	451	620	194
	Financing costs—net	(2,255)	(2,847)	(2,200)	(2,838)	(2,737)
	Income/(loss) before taxes	11,355	(4,261)	1,856	2,680	(5,769)
	Net income from continuing operations (including non-controlling interest)	10,251	171	3,335	1,798	(3,844)
	Discontinued operations	247	(57)	(330)	461	-
	Net income attributable to equity holders of the parent	9,466	157	2,916	2,263	(3,726)
	Net income (including non-controlling interest)	10,498	114	3,005	2,259	(3,844)
	Earnings per common share—continuing operations (in U.S. dollars)
	Basic earnings per common share[4]	6.69	0.15	2.15	1.16	(2.41)
	Diluted earnings per common share[4]	6.68	0.15	1.92	0.90	(2.41)
	Earnings per common share— discontinued operations (in U.S. dollars)
	Basic earnings per common share[4]	0.15	(0.04)	(0.22)	0.30	-
	Diluted earnings per common share[4]	0.15	(0.04)	(0.20)	0.29	-
	Earnings per common share (in U.S. dollars)
	Basic earnings per common share[4]	6.84	0.11	1.93	1.46	(2.41)
	Diluted earnings per common share[4]	6.83	0.11	1.72	1.19	(2.41)
	Dividends declared per share	1.50	0.75	0.75	0.75	0.75

	Consolidated Statements of Financial Position[6]
	(Amounts in $ millions except share, production and shipment data)
		As of December 31,
		2008	2009	2010	2011	2012

	Cash and cash equivalents including restricted cash[7]	$7,587	$6,009	$6,289	$3,905	$4,536
	Property, plant and equipment and biological assets	60,251	60,385	54,344	54,251	53 834
	Total assets	133,155	127,697	130,904	121,880	114,573
	Short-term debt and current portion of long-term debt	8,409	4,135	6,716	2,784	4,339
	Long-term debt, net of current portion	25,667	20,677	19,292	23,634	21,965
	Net assets	59,317	65,437	66,100	60,477	55,197
	Share capital	9,269	9,950	9,950	9,403	9,403
	Basic weighted average common shares outstanding (millions)	1,383	1,445	1,512	1,549	1,549
	Diluted weighted average common shares outstanding (millions)	1,386	1,446	1,600	1,611	1,550

	Other Data
	Net cash provided by operating activities	$14,652	$7,278	$4,015	$1,777	$5,294
	Net cash (used in) investing activities	(12,428)	(2,784)	(3,438)	(3,678)	(3,660)
	Net cash (used in) provided by financing activities	(2,132)	(6,347)	(7)	(540)	(1,044)
	Total production of crude steel (thousands of tonnes)	101,129	71,620	90,582	91,891	88,231
	Total shipments of steel products (thousands of tonnes)[5]	99,733	69,624	84,952	85,757	83,775

1	Including $6,405 million, $3,169 million, $4,873 million, $5,875 million and $5,181 million of sales to related parties for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.
2

Including $2,373 million, $1,942 million, $2,448 million, $2,897 million and $1,806 million of purchases from related parties for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

3

Including depreciation and impairment of $5,759 million, $5,126 million, $4,920 million, $5,000 million and $9,719 million for the years ended December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

4

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

5	Shipment volumes of steel products for the operations of the Company include certain inter-segment shipments.
6	Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as of December 31, 2010 and not as at the other year-ends in this table.
7	Including restricted cash of $11 million, $90 million, $82 million, $84 million and $138 million at December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

ArcelorMittal’s business, financial condition, results of operations or prospects could be materially adversely affected by any of the risks and uncertainties described below.

Risks Related to the Global Economy and the Mining and Steel Industry

ArcelorMittal’s business and results are substantially affected by regional and global macroeconomic conditions.  Recessions or prolonged periods of weak growth in the global economy or the economies of ArcelorMittal’s key selling markets have in the past had and in the future would be likely to have a material adverse effect on the mining and steel industries and on ArcelorMittal’s business, results of operations and financial condition.

The mining and steel industries have historically been highly cyclical.  This is due largely to the cyclical nature of the business sectors that are the principal consumers of steel and the industrial raw materials produced from mining, namely the automotive, construction, appliance, machinery, equipment, infrastructure and transportation industries.  Demand for minerals and metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy.  This correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis.  The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal), in particular, recording sharply reduced revenues and operating losses.  Since the severe economic downturn of 2008/2009, macroeconomic conditions have remained uncertain and, in 2012, particularly difficult, due among other things to the continuing Euro-zone sovereign debt crisis, economic stagnation or slow growth in developed economies and a cooling of emerging market economies.  See “Item 5—Operating and Financial Review and Prospects—Overview—Key Factors Affecting Results of Operations—Economic Environment”. Growth of the Chinese economy, which in recent years has been and is one of the main demand drivers in the mining and steel industries, slowed, as did that of other emerging economies.  Continued difficult macroeconomic conditions, a global recession, a recession or anemic growth in North America, a further degradation of the economic situation in Europe (discussed further below) or the continued slowdown in emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the Commonwealth of Independent States (“CIS”) regions) would likely result in continued and prolonged reduced demand for (and hence price of) minerals and steel and have a material adverse effect on the mining and steel industries in general and on ArcelorMittal’s results of operations and financial condition in particular.

The ongoing weakness of the Euro-zone economy, as well as the ongoing concern over Euro-zone sovereign debt, may continue to adversely affect the steel industry and ArcelorMittal’s business, results of operations and financial condition.

Steel producers with substantial sales in Europe, such as ArcelorMittal, have been deeply affected by macroeconomic conditions in Europe over the 2010-2012 period.  The Euro-zone sovereign debt crisis, resulting austerity measures and other factors have led to recession or stagnation in many of the national economies in the Euro-zone.  Demand for steel has been depressed as a result, dropping in 2012 to 29% below 2007 levels.  Current expectations are for continued weak macroeconomic conditions in Europe in the near to mid-term (e.g., European Central Bank forecast of December 2012 of a 0.3% decrease in Euro-zone GDP in 2013, IMF forecast of October 2012 of a contraction of 0.4%).  Moreover, an aggravation of the Euro-zone sovereign debt crisis would likely further weigh on economic growth.  A continuation or worsening of the negative macroeconomic trends in the Euro-zone crisis would most likely result in continued and prolonged reduced demand for (and hence price of) steel in Europe and have a material adverse effect on the European steel industry in general and on ArcelorMittal’s results of operations and financial condition in particular.

Excess capacity and oversupply in the steel industry may weigh on the profitability of steel producers, including ArcelorMittal.

In addition to economic conditions, the steel industry is affected by global and regional production capacity and fluctuations in steel imports/exports and tariffs. The steel industry globally has historically suffered from structural overcapacity, which is amplified during periods of global or regional economic weakness due to weaker global or regional demand.

In Europe, structural overcapacity is considerable, with studies indicating that European production capacity may exceed European demand by as much as 40%.  As noted above, current demand levels in Europe are approximately 29% below those of 2007, widely considered to have been a peak in the industry cycle.  Reaching equilibrium would therefore require supply-side reductions.  These are difficult and costly to implement in the European context.  Moreover, the supply excess could be exacerbated by an increase in imports from emerging market producers.

Outside of Europe, production capacity in certain developing countries, particularly in China, but also in other countries such as Russia, Ukraine and Turkey, has increased substantially in recent years.  Russia has recently joined the World Trade Organization, which will likely lead to an increase in Russian steel exports to Europe.  China is now the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years. Excess capacity from developing countries, such as China, may result in exports of significant amounts of steel and steel products at prices that are at or below their costs of production, putting downward pressure on steel prices in other markets, including the United States and Europe.  While growth in Chinese steel production has slowed, the slowdown in the Chinese economy in 2012 resulted in an increase in exports to other markets (mainly Asia).

Given these structural capacity issues, ArcelorMittal remains exposed to the risk of steel production increases in China and other markets outstripping any increases in real demand.  This “overhang” will likely weigh on steel prices and therefore exacerbate the “margin squeeze” in the steel industry created by high-cost raw materials, in particular in markets marked by overcapacity such as Europe.

Volatility in the supply and prices of raw materials, energy and transportation, and mismatches with steel price trends, as well as protracted low raw materials prices, could adversely affect ArcelorMittal’s results of operations.

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

The prices of iron ore, coking coal, coke and scrap are highly volatile and may be affected by, among other factors: industry structural factors (including the oligopolistic nature of the (sea-borne) iron ore industry and the fragmented nature of the steel industry); demand trends in the steel industry itself and particularly from Chinese steel producers (as the largest group of producers); new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; expansion projects of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers; and the availability and cost of transportation. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self sufficiency rates were 61% for iron ore and 20% for PCI and coal in 2012) and is expanding output at such mines and also has new mines under development, as a steelmaker it remains exposed to volatility in the supply and price of iron ore, coking coal and coke as it obtains a significant portion of such raw materials under supply contracts from third parties.  It is also exposed directly to price volatility in iron ore and coal as it sells such minerals to third parties, and expects to increase the amount of such sales in the future.

Historically, energy prices have varied significantly, and this trend is expected to continue due to market conditions and other factors beyond the control of steel companies.

Steel and raw material prices have historically been highly correlated. A drop in raw material prices therefore typically triggers a decrease in steel prices. During the 2008/2009 crisis and again in 2012, both steel and raw materials prices dropped sharply. Another risk is embedded in the timing of the production cycle: rapidly falling steel prices can trigger write-downs of raw material inventory purchased when steel prices were higher, as well as of unsold finished steel products. ArcelorMittal recorded substantial write-downs in 2008/2009 as a result of this. Furthermore, a lack of correlation or a time lag in correlation between raw material and steel prices may also occur and result in a “margin squeeze” or “price-cost squeeze” in the steel industry.  ArcelorMittal experienced such a squeeze in late 2011, for example, when iron ore prices fell over 30% in three weeks in October 2011 and quickly resulted in a significant fall in steel prices while lower raw material prices had yet to feed into the Company’s operating costs and it continued to sell steel products using inventory manufactured with higher priced iron ore. ArcelorMittal experienced similar price-cost squeezes at various points in 2012. Because ArcelorMittal sources a substantial portion of its raw materials through long term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials prices, scrap prices and trends for steel prices in regional markets. Exposure to this risk has increased as raw material suppliers have since 2010 moved increasingly toward sales on a shorter term (quarterly or more frequent) basis.  In addition to the Company’s exposure as a steelmaker, protracted periods of low prices of iron ore and to a lesser extent coal would weigh on the revenues and profitability of the Company’s mining business, as occurred in the second half of 2012.  For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4B—Information on the Company —Business Overview—Raw Materials and Energy”.

Protracted low iron ore and steel prices would have a material adverse effect on ArcelorMittal’s results, as could price volatility.

ArcelorMittal sells both iron ore and steel products.  Protracted low iron ore prices have a negative effect on the results of its mining business, as a result of lower sale prices and lower margins on such sales.  In addition, as indicated above, iron ore prices and steel prices are generally highly correlated, and a drop in iron ore prices therefore typically triggers a decrease in steel prices.

As indicated above, the prices of iron ore and steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, global prices and contract arrangements, steel inventory levels and exchange rates.  ArcelorMittal’s results have shown the material adverse effect of prolonged periods of low prices.  Following an extended period of rising prices, global steel prices fell sharply during the financial and economic crisis of 2008/2009.  This resulted from the sharp drop in demand and was exacerbated by massive industry destocking (i.e., customer reductions of steel inventories).  This had a material adverse effect on ArcelorMittal and other steel producers, who experienced lower revenues, margins and, as discussed further below, write-downs of finished steel products and raw material inventories.  Steel prices gradually recovered in late 2009 and into 2010 while remaining below their pre-financial crisis peaks.  Steel prices remained volatile throughout 2011 rising in the first quarter on stronger demand and higher raw material prices but softening in the second half. The softening accelerated in the fourth quarter of 2011 as iron ore prices dropped sharply in October, and customers then started to destock in an uncertain economic environment.  While there were some increases in steel price levels in the first half of 2012, steel prices (as well as iron ore prices) generally declined over the second half of 2012, with a particularly sharp drop occurring in the third quarter of 2012.  ArcelorMittal’s results will likely continue to suffer from low steel prices as any sustained steel price recovery would likely require raw material price support as well as a broad economic recovery in order to underpin an increase in real demand for steel products by end users.

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

In addition, ArcelorMittal has significant exposure to the effects of trade actions and barriers due to the global nature of its operations. Various countries have in the past instituted trade actions and barriers, a recurrence of which could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

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

Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The European Union has established greenhouse gas regulations and is revising its emission trading system for the period 2013 to 2020 in a manner that may require us to incur additional costs to acquire emissions allowances.  The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. Further measures, in the European Union, the United States, and many other countries, may be enacted in the future. In particular, a recently adopted international agreement, the Durban Platform for Enhanced Action, calls for a second phase of the Kyoto Protocol’s greenhouse gas emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020.  Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

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

In addition, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such events were to occur, they could have an adverse effect on ArcelorMittal’s business, financial condition and results of operations.

See “Item 4B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities”.

ArcelorMittal is subject to stringent health and safety laws and regulations that give rise to significant costs and could give rise to significant liabilities.

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

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4B—Information on the Company—Business Overview—Government Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

ArcelorMittal may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rates within ArcelorMittal’s workforce in Africa and other regions. ArcelorMittal may also be affected by potential outbreaks of flu or other viruses or infectious diseases in any of the regions in which it operates.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns.  For example, in August 2012 a local court in Italy ordered the partial closure of another company’s large steel manufacturing facility, based on concerns that its air emissions were harming the health of workers and nearby residents.  The industry is concerned that the court decision could lead to more stringent permit and other requirements, particularly at the local level, or to other similar local or national court decisions in the EU.

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

As of December 31, 2012, ArcelorMittal had total debt outstanding of $26.3 billion, consisting of $4.3 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $22.0 billion of long-term indebtedness. As of December 31, 2012, ArcelorMittal had $4.5 billion of cash and cash equivalents, including restricted cash, and $10 billion available to be drawn under existing credit facilities. As of December 31, 2012, substantial amounts of indebtedness mature in 2013 ($4.3 billion), 2014 ($3.9 billion), 2015 ($2.6 billion) and 2016 ($2.5 billion). See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

If the mining and steel markets deteriorate further, consequently reducing operating cash flows, ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity) would likely increase, absent sufficient asset disposals.  In such a scenario, ArcelorMittal may have difficulty accessing financial markets to refinance maturing debt on acceptable terms or, in extreme scenarios, come under liquidity pressure.  ArcelorMittal’s access to financial markets for refinancing also depends on conditions in the global capital and credit markets which are volatile and are sensitive in particular to developments in the Euro-zone sovereign debt situation.  Financial markets could conceivably deteriorate sharply, including in response to significant political or financial news, such as large credit losses at a systemically important financial institution or the bankruptcy of a large company, a default or heightened risk of default by a sovereign country in Europe or elsewhere, or worse, the voluntary exit or expulsion of certain countries from the Euro currency block and/or a collapse of the Euro-zone financial system, which would be a deeply disruptive global economic event.  Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.  While ArcelorMittal is targeting a reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments), there is no assurance that it will succeed.

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in January 2013), which could (depending on how they are structured) dilute the interests of existing shareholders.  In addition, ArcelorMittal is pursuing a policy of asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from them may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of minority interests, such as the ArcelorMittal Mines Canada transaction announced on January 2, 2013), this could reduce ArcelorMittal’s consolidated cash flows and or the economic interest of ArcelorMittal  shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally.  In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook.  The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the August, November and December 2012 downgrades resulted in increased interest expense. See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants.  These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 3.5 to one. As of December 31, 2012, the Company was in compliance with the Leverage Ratio.

The restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures.  In addition, even market perception of a potential breach of any financial covenant could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed.  After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 93% of its debt at fixed interest rates and 7% at floating rates as of December 31, 2012.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 30% of which is denominated in euros as of December 31, 2012, while its financial statements are denominated in U.S. dollars.  This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its growth strategy, the Company plans to expand its steel-making capacity and raw materials production through a combination of brownfield growth, new greenfield projects and acquisitions, mainly in emerging markets. See “Item 4B—Business Overview—Business Strategy”.  To the extent that these plans proceed, these projects would require substantial capital expenditures and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s projects in India), managing relationships with or obtaining consents from other shareholders, demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk.  For example, the Company has acquired (along with a partner) Baffinland Iron Mines Corporation (“Baffinland”) in view of developing the Mary River iron ore deposit in the northern end of Baffin Island in the Canadian Arctic. Baffinland is owned 70% by the Company and 30% by its partner; in December 2012 agreements were entered into to revise the shareholding percentages to 50/50 (see “Item 4A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2012”).  The scale of this project, which is at the feasibility development stage, and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation and other infrastructure and environmental concerns.  Similar to other greenfield development projects, it is subject to construction and permitting risks, including the risk of significant cost overruns and delays in construction, infrastructure development, start-up and commissioning.  The region is known for its harsh and unpredictable weather conditions resulting in periods of limited access and general lack of infrastructure.  Other specific risks the project is subject to include, but are not limited to (i) delays in obtaining, or conditions imposed by, regulatory approvals; (ii) risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required; (iii) existing litigation risks; (iv) fluctuations in prices for iron ore affecting the future profitability of the project; and (v) risks associated with the Company and its partner being in a position to finance their respective share of project costs and/or obtaining financing on commercially reasonable terms.  As a result, there can be no assurance that the development or construction activities of the Mary River Project will commence or proceed in accordance with current expectations.

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

ArcelorMittal is exposed to all of these hazards. For example, in 2012, there was a gas outburst at the Kazakhstanskaya Mine in Kazakhstan, in development roadways of unpredictable geology, resulting in one employee being fatally injured and in extended disruption of operations.  The reoccurrence of any of these events, or the occurrence of any of those listed above, could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

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

ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties integrating acquired companies and subsequently implementing steel and mining development projects could harm ArcelorMittal’s future results of operations, financial condition and prospects.

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

As of December 31, 2012, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 638,102,530 shares, representing 40.88% of ArcelorMittal’s outstanding shares. Giving effect as of December 31, 2012 to the completion of the share offering that occurred in January 2013, this percentage becomes 39.39%. See “Item 7A—Major Shareholders and Related party Transactions—Major Shareholders”. The trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

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

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs.  Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela.  Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.  Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.  Under the laws of Luxembourg,

ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

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

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments during the fourth quarter, or when changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined on the basis of value in use calculations, which depend on certain key assumptions. These include assumptions regarding the shipments, discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 9 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations or financial condition. For example, in 2012, the Company recorded an impairment charge of $4.3 billion with respect to goodwill in its European businesses ($2.5 billion, $1 billion and $0.8 billion in the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions segments, respectively). Following these impairment charges, substantial amounts of goodwill and other intangible assets remain recorded on its balance sheet (there was $8.2 billion of goodwill and $1.4 billion of other intangibles on the balance sheet at December 31, 2012).  No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions continue to deteriorate.  In particular, management believes that reasonably possible changes in key assumptions would cause an additional impairment loss to be recognized in respect of the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions segments, which account for $0.6 billion of goodwill at December 31, 2012. See Note 9 to ArcelorMittal’s consolidated financial statements.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure.  In addition, ArcelorMittal has plans to continue certain investment projects and has certain capital expenditure obligations from transactions entered into in the past.  See “Item 4A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”, “Item 5F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 23 to ArcelorMittal’s consolidated financial statements.  ArcelorMittal expects to fund these capital expenditures primarily through internal sources.  Such sources may not suffice, however, depending on the amount of internally generated cash flow and other uses of cash.  If not, ArcelorMittal may need to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

See “Item 4A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2012, the value of ArcelorMittal USA’s pension plan assets was $2.5 billion, while the projected benefit obligation was $3.9 billion, resulting in a deficit of $1.4 billion. At December 31, 2012, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $3.2 billion, while the projected benefit obligation was $4.0 billion, resulting in a deficit of $0.8 billion. At December 31, 2012, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.8 billion, while the projected benefit obligation was $2.8 billion, resulting in a deficit of $2.0 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2012. The consolidated obligations totaled $6.7 billion as of December 31, 2012, while underlying plan assets were only $0.7 billion, resulting in a deficit of $6.0 billion. See Note 24 to ArcelorMittal’s consolidated financial statements.  Starting in January 2013, new accounting rules with respect to deferred employee benefits (IAS 19 amendments) have taken effect, the result of which will be an increase of deferred employee benefit liabilities against a charge to equity in the amount of the funding deficit (net of tax), which would have the near-term effect of an increase in gearing.

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

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation (see “Item 6D—Employees). Strikes or work stoppages could occur prior to, or during, the negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to close certain sites.  ArcelorMittal periodically experiences strikes and work stoppages at various facilities.  Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal.

Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary shutdowns and closures of plants.  These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy.  A recent example is the announced closure of the liquid phase of ArcelorMittal’s plant in Florange, France (see “Item 4A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2012”), which attracted substantial media and political attention – even at one stage involving the threat of nationalization.  Such situations carry the risk of delaying or increasing the cost of production rationalization measures, harming ArcelorMittal’s reputation and business standing in given markets and even the risk of nationalization.

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

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.  Certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacan, Sinaloa and Sonora in Mexico.

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

ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations.  In Europe, the ongoing crisis raises the risk of a substantial depreciation of the euro against the U.S. Dollar.  Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4B—Information on the Company—Business Overview—Government Regulations—Key Currency Regulations and Exchange Controls”.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, such as the fire that occurred in February 2013 at the Vanderbijlpark plant of ArcelorMittal South Africa (see “Item 4A—History and Development of the Company—Recent Developments”). To the extent that lost production as a result of such a disruption could not be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and financial results.

Natural disasters could damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes of varying magnitudes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The ArcelorMittal wire drawing operations in the United States are located in an area subject to tornados. Although risk mitigation efforts have been incorporated in plant design and operations, extensive damage in the event of a tornado cannot be excluded. Extensive damage to the foregoing facilities or any of ArcelorMittal’s other major production complexes and potential resulting staff casualties, whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment and product liability insurance in amounts believed to be consistent with industry practices but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. ArcelorMittal also maintains various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance.

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

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets and its historically acquisitive growth strategy, ArcelorMittal could be the target of governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA LLC and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and consolidated with the Standard Iron Works law suit.  In addition, class actions on behalf of indirect purchasers have been filed.  A motion by ArcelorMittal and the other defendants to dismiss the direct purchaser claims was denied in June 2009, and the litigation is now in the discovery and class certification briefing stage.  Antitrust proceedings and investigations involving ArcelorMittal subsidiaries are also currently pending in Brazil and South Africa. See “Item 8A—Financial Information—Legal Proceedings—Legal Claims—Competition/Antitrust Claims”.

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

ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and its governance and compliance processes may fail to prevent regulatory penalties and reputational harm, whether at operating subsidiaries, joint ventures and associates.

ArcelorMittal operates in a global environment, and its business straddles multiple jurisdictions and complex regulatory frameworks, at a time of increased enforcement activity and enforcement initiatives worldwide. Such regulatory frameworks, including but not limited to the area of economic sanctions, are constantly evolving, and ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance.  Moreover, ArcelorMittal’s governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent breaches of law, accounting or governance standards at the Company or its subsidiaries. Risks of violations are also present at the Company’s joint ventures and associates where ArcelorMittal has only a non-controlling stake and does not control governance practices or accounting and reporting procedures. In addition, ArcelorMittal may be subject to breaches of its Code of Business Conduct, other rules and protocols for the conduct of business, as well as instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, litigation, loss of operating licenses and reputational harm.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 20 to ArcelorMittal’s consolidated financial statements.

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

If ArcelorMittal were unable to utilize fully its deferred tax assets, its profitability and future cash flows could be reduced.

At December 31, 2012, ArcelorMittal had $8.1 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2012, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.1 billion was at least $30.6 billion at certain operating subsidiaries.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control.  If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. In addition, changes in tax law may result in a reduction in the value of deferred tax assets.

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

ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

If unauthorized parties attempt or manage to bring down the Company’s website or force access to its information technology systems, they may be able to misappropriate confidential information, cause interruptions in the Company’s operations, damage its computers or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.

The audit report included in this annual report has been prepared by auditors who are not inspected by the US Public Company Accounting Oversight Board (“PCAOB”), as such, investors in ArcelorMittal currently do not have the benefits of PCAOB oversight.

ArcelorMittal’s auditor, Deloitte Audit, S.à.r.l., as an auditor of companies with shares that are traded publicly in the United States and as a firm registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

Because ArcelorMittal’s auditor is located in the Grand Duchy of Luxembourg, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Luxembourg Public Audit Supervisor, ArcelorMittal’s auditor is not currently inspected by the PCAOB. Investors who rely on ArcelorMittal’s auditors’ audit reports are deprived of the benefits of PCAOB inspections of auditors, which may identify deficiencies in those firms’ audit procedures and quality control procedures and improve future audit quality.

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

ArcelorMittal had sales of approximately $84.2 billion, steel shipments of approximately 83.8 million tonnes, crude steel production of approximately 88.2 million tonnes, iron ore production from own mines and strategic contracts of 68.1 million tonnes and coal production from own mines and strategic contracts of 8.9 million tonnes for the year ended December 31, 2012, as compared to sales of approximately $94.0 billion, steel shipments of approximately 85.8 million tonnes, crude steel production of approximately 91.9 million tonnes, iron ore production of 65.2 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2011.

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012, was $3.7 billion, or $(2.41) per share, as compared with net income attributable to equity holders of the parent of $2.3 billion, or $1.46 per share, for the year ended December 31, 2011.

As of December 31, 2012, ArcelorMittal had equity of $55.2 billion, total debt of $26.3 billion and cash and cash equivalents, including restricted cash, of $4.5 billion as compared to equity of $60.5 billion, total debt of $26.4 billion and cash and cash equivalents, including restricted cash, of $3.9 billion as of December 31, 2011.

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

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fourth largest producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 58 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2012, ArcelorMittal had approximately 245,000 employees.

ArcelorMittal reports its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Distribution Solutions; and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations were therefore reported as discontinued operations. Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 39% of its steel is produced in the Americas, approximately 44% is produced in Europe and approximately 17% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

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

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2012 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for its own use), approximately 61% of ArcelorMittal’s iron-ore requirements and approximately 20% of its PCI and coal requirements were supplied from its own mines or from strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia (since September 2011), Mexico, Ukraine and the United States and has projects under development or prospective development in Liberia, Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. It has coal mining projects under prospective development in India. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 92% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 18 deep-water port facilities and linked railway sidings.

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

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. Merger and acquisition activity remained limited in 2010 but increased somewhat in 2011 with the acquisition (along with a partner) of Baffinland. Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (sale of stakes in Macarthur Coal, Enovos, Paul Wurth and Erdemir; sale of Skyline Steel; agreed sale of stake in Kalagadi Manganese).

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

In the strong market environment that prevailed in the 2005-2008 period, the Company announced a series of proposed greenfield and brownfield investment projects.  As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and has continued subsequently to reassess the cost-benefit and feasibility calculations of these projects.  It has also in more recent years readjusted its investment priorities, with increasing focus on mining projects and less focus on steelmaking projects (above and beyond maintenance capital expenditures).  These trends and changes in focus are apparent from the capital expenditure numbers.  Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.8 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.3 billion dedicated to mining projects. In 2012, capital expenditure decreased slightly to $4.7 billion, $3.2 billion of which was related to maintenance (including health and safety investments) and $1.5 billion dedicated to growth projects mainly in mining. In 2013, capital expenditure is expected to amount to approximately $3.5 billion, $2.7 billion of which is expected to be maintenance-related (including health and safety investments) and $0.8 billion of which is expected to be dedicated to growth projects mainly in mining.  Accordingly, while the Company continues to study certain of the previously announced investment projects summarized below, no assurance can be given that they will proceed.

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Orissa at a cost estimated at the time as in excess of $10 billion. Implementation of these projects was delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and the fact that, in the meantime, the Company had explored alternative investment opportunities. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three-million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government would facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. Concerning the Orissa project, the Company is seeking to extend the memorandum of understanding with the

Orissa Government, which became eligible for renewal on December 31, 2011. The Orissa Government is still considering the Company’s application for renewal, which is likely to be decided in the next six to nine months.

While its proposed projects in Jharkhand and Orissa were delayed, the Company explored other investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisages the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively. This leaves a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has applied for mining leases, although following a recent Supreme Court order relating to illegal mining activities in the State of Karnataka, and new mining legislation proposed by the Government of India, the allocation of new mining leases in Karnataka has been put on hold. A draft feasibility report for the contemplated steel plant is currently being prepared, and hydrological and environmental impact assessment studies have been initiated.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity, while not currently envisaged, will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with initial targeted completion in late 2012. In light of recent market uncertainty, however, the Monlevade project has been temporarily halted. ArcelorMittal plans to expand steel production in the Long Carbon Americas operating segment in Brazil although the timing and scope of these other investments remain under review. As in other markets, any decision to increase investment in steelmaking and wire drawing capacity will depend on market conditions and overall competitiveness considerations driven by market growth.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”), one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of CNY 4.5 billion ($714 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd. (“VAME”), would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented steel and 100,000 tonnes for grain oriented electrical steels, with an estimated investment amount of CNY 3.9 billion ($624 million). Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010. In June 2012, ArcelorMittal and the Valin Group announced that ArcelorMittal would increase its shareholding in VAMA from 33% to 49%.  Pursuant to a new shareholding agreement, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $834 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $289 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies (“BJG”) for the design and construction of a seamless tube mill in Saudi Arabia to be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf.  ArcelorMittal, through its subsidiary ArcelorMittal Tubular Products International B.V. (“AMTPI”), currently holds 51% and BJG’s transferee, Al-Tanmiah for Industrial & Commercial Investment Company, holds 49% of the joint venture company, which is managed under the joint control of both investors.  The project’s targeted completion date has been delayed until December 2013, mainly due to construction delays. There have been significant cost over-runs as well.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of agreements relating to an iron ore mining and infrastructure development project. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. Production of direct ship ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of four million tonnes in 2012. An expansion of production to reach capacity of 15 million tonnes per annum of concentrate in 2015 that requires investments in a concentrator, sag mills, stacker-reclaimers and power plants has commenced.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. In November 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing, subject to various conditions, for the acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal expects to complete exploratory works and a feasibility study by mid-2013.

Baffinland (Canada). In March 2011, the Company completed the acquisition of Baffinland Iron Mines Corp. (“Baffinland”), with ArcelorMittal holding 70% of the shares and Nunavut Iron Ore Inc. (“Nunavut Iron Ore”), a subsidiary of Iron Ore Holdings, L.P., owning the remaining 30%. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a phased development with a low-cost capital investment commencing in 2013 to result in production of 3.5 million tonnes per annum in 2015 with a road haulage option, and a larger phase 2 involving the expansion of mining facilities and construction of additional infrastructure so as to ship 18 million tonnes per annum of high grade, direct shipped lump and sinter ore when attractive financing terms are available. The feasibility study for the project was completed in 2012 and the phased project implementation is subject to permitting, which is in process. In December 2012, ArcelorMittal and Nunavut Iron Ore agreed that Nunavut Iron Ore will increase its shareholding in Baffinland from 30% to 50%. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Key Transactions and Events in 2012

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2012 are summarized below.

•         On December 31, 2012, ArcelorMittal entered into an agreement pursuant to which its wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint ventures for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

•         On December 18, 2012, ArcelorMittal extended the conversion date of the mandatory convertible bonds (“MCB”) issued by one of its wholly-owned Luxembourg subsidiaries and convertible into preferred shares of such subsidiary from January 31, 2013 to January 31, 2014. The MCB was originally issued in December 2009 (and placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank) in an amount of $750 million, which was increased to $1 billion in April 2011. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

•         On December 13, 2012, ArcelorMittal announced an agreement with Nunavut Iron Ore, Inc. (“Nunavut”) to increase Nunavut’s interest in Baffinland Iron Mines Corporation (“Baffinland”) from 30% to 50%. In consideration, Nunavut will correspondingly increase its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal will retain a 50% interest in the project as well as operator and marketing rights. The arrangements are subject to customary conditions precedent and are expected to be completed in early 2013.

•         On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (approximately $460 million), on closing, which is subject to the arrangement of financing by the buyer. As of the date of this annual report, ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale.  Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

•         On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. In December 2012, ArcelorMittal and the French government reached an agreement providing for the mothballing of the liquid phase without any dismantling for six years. ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology.

•         On September 28, 2012, the Company completed the offering of $650 million of subordinated perpetual securities. The securities have no fixed maturity date, are subordinated and have a coupon of 8.75% per annum, subject to the right of the Company to defer the coupon payments. The initial coupon resets periodically over the life of the securities, with the first reset in year five and subsequently every five years thereafter. There is a step-up in the coupon of 25 basis points on the second reset date (year 10) and a subsequent step-up of 75 basis points 15 years later. The Company is entitled to call the securities in year five, in year 10, and on subsequent coupon payment dates. The Company also has the option to redeem the securities upon specific accounting, tax, rating agency or change of control events.

•         On July 25, 2012, ArcelorMittal announced the sale of its 48.1% stake in Paul Wurth, a Luxembourg-headquartered international engineering company that designs and supplies a full-range of technological solutions to the iron and steel industry and other metal sectors, to SMS Holding GmbH (Germany) for a total consideration of $388 million (cash outflow of $89 million net of cash disposed of). The transaction was completed on December 17, 2012.

•         On July 17, 2012, ArcelorMittal completed the disposal of its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity (Luxembourg) for total consideration of €330 million, with €165 million paid on the same date and the remaining portion deferred for up to two years. Interest is accruing on the deferred portion.

•         On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation (United States) for a total cash consideration of $674 million, reflecting final working capital adjustments. The transaction comprised 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

•         On June 6, 2012, ArcelorMittal and Valin Group announced that ArcelorMittal would increase its shareholding in the downstream automotive steel joint venture VAMA from 33% to 49%. VAMA, which is a joint venture currently owned by ArcelorMittal (33%), Valin Group (33%) and Hunan Valin Steel Tube and Wire Co., Ltd. (“Hunan Valin”) (34%), is focused on establishing itself as a premier supplier of high-strength steels and value-added products for China’s fast growing automotive market.  In line with a new shareholding agreement they have entered into, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $834 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $289 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014. ArcelorMittal and the Valin Group also announced the possible recalibration by ArcelorMittal of its shareholding in Hunan Valin. The two companies have finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal (which currently holds approximately 30% of the shares of Hunan Valin) could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of six months and linked to the key development milestones of VAMA. Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement.  ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the Put Options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates. The Company exercised the first put option on February 6, 2013 and its stake in Hunan Valin decreased accordingly to 25%.

•         On May 8, 2012, the annual general meeting and extraordinary general meeting of shareholders held in Luxembourg approved all resolutions on their respective agendas by a large majority. A total of 1,021,492,703 shares, or 65.44% of the Company's share capital, were present or represented at the general meetings. The shareholders elected Mr. Tye Burt, the former President and Chief Executive Officer of Kinross Gold Corporation, a Toronto and New York Stock Exchange-listed gold mining company, as a new independent director of ArcelorMittal and re-elected Mr. Wilbur L. Ross and Mr. Narayanan Vaghul as independent directors for a term of three years each. In addition, the shareholders approved grants under the Restricted Share Unit Plan and the Performance Share Unit Plan in relation to 2012. The shareholders also approved a number of changes to the Articles of Association, mainly to bring them in line with recent legal developments in Luxembourg, including the transposition into Luxembourg law of the European  Shareholders' Rights Directive. Finally, the shareholders approved an increase in the Company's authorized share capital by an amount equal to 10% of its pre-extraordinary general meeting issued share capital.

•         On April 26, 2012, ArcelorMittal announced that a scoping study had identified the potential to utilize ArcelorMittal Mines Canada’s existing infrastructure system to increase annual production of iron-ore concentrate to 30 million tonnes per annum. In May 2011, the Company had announced that it had launched an investment program to increase annual production at ArcelorMittal Mines Canada from 16 to 24 million tonnes per annum by 2013.  Several development options are currently being considered and further expansion beyond the current investment program is being investigated. Studies have been initiated for a production increase of up to 32 million tonnes per annum.

•         On March 29, 2012, ArcelorMittal issued €500 million 4.5% Notes due March 29, 2018. The notes were issued under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and the proceeds were used to refinance existing indebtedness.

•         On March 28, 2012, ArcelorMittal announced that it had sold 134,317,503 shares and warrants for an additional 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. Taking into account the acquisition cost net of dividends, the disposal was cash positive. ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir. The warrants subsequently expired without exercise. Accordingly, as a result of this transaction, ArcelorMittal’s shareholding in Erdemir decreased from 25.78% to approximately 18.7%.

•         On March 2, 2012, ArcelorMittal announced the results of its cash tender offer launched on February 23, 2012 to purchase its 5.375% notes due June 1, 2013. ArcelorMittal accepted for purchase $299 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $314 million. Upon settlement for all of the notes accepted pursuant to the offer, the remaining outstanding principal amount of notes is $1.2 billion.

•         On February 28, 2012, ArcelorMittal completed the issuance of three series of U.S. dollar denominated notes: $500 million aggregate principal amount of 3.75% notes due 2015, $1.4 billion aggregate principal amount of 4.5% due 2017, and $1.1 billion aggregate principal amount of 6.25% notes due 2022. The proceeds were used to refinance existing indebtedness.

Recent Developments

•         On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Once detailed assessments of the damage and required repairs have been carried out, the potential loss of sales and estimate of the time to repair will be determined.

•         On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of transfer to other sites within ArcelorMittal.

•         ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary share offering represents an aggregate of approximately $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 per ordinary share. The MCN offering represented an aggregate of approximately $2.25 billion. The notes have a maturity of three years, are issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary share offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94).  The Mittal family purchased $300 million of MCNs and $300 million of ordinary shares in the offering. ArcelorMittal intends to use the net proceeds from the combined offering to reduce existing indebtedness.

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

B.    Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 119 million tonnes of crude steel for the year ended December 31, 2012. Steel shipments for the year ended December 31, 2012 totaled approximately 83.8 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the fourth largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China and India. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in over 170 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 17% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

A world-class mining business. ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2012, ArcelorMittal mines and strategic contracts produced 68.1 million tonnes of iron ore and met 61% of the Company’s iron ore requirements, and produced 8.9 million tonnes of coking coal and PCI and met 20% of the Company’s PCI and coal requirements.  The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2012, ArcelorMittal’s iron ore reserves are estimated at 4.3 billion tonnes run of mine and its total coking coal reserves are estimated at 318 million tonnes run of mine or 170 wet recoverable million tonnes.

The Company’s long-life iron ore and coal resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. Since January 1, 2011, the mining business has been reported as a separate reportable segment. This enhances the ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Market-leading automotive steel business. The Company estimates its flat products share of the global automotive steel market at approximately 17% in 2012. In total, the automotive industry consumed approximately 16% of all the Company’s produced steel in 2012. Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide highly engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motionTM line of solutions is a unique offering to the C-segment automotive market that satisfies OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motionTM projects, OEMs can potentially achieve a 19% weight reduction over a period of time.

ArcelorMittal’s deliveries to the automotive industry are mainly in the natural geographic markets of its production facilities in Europe, North and South America and South Africa. The Company also exports certain specialty products to China, where it is developing its position in advance of production through its joint venture with Hunan Valin expected to begin during the first half of 2014 (see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”). Its product mix is oriented towards higher value products and mainly to OEMs directly where the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and eventually, in China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has joint ventures and has also developed a global downstream network with partners through its Distribution Solutions segment. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

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

•         In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-users. ArcelorMittal continues to lead the way with advanced high-strength steels and high formability steels in conjunction with a quick deployment at all worldwide customers’ locations.

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

•         ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel and has a growing presence in the wind energy sector. Proceeds from the sale of carbon dioxide credits are reinvested in energy savings projects.

For the year ended December 31, 2012, ArcelorMittal’s R&D expense was $285 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•         Diversified production process. In 2012, approximately 64.6 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 20.6 million tonnes through the electric arc furnace route and approximately 3.0 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

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

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn in late 2008 and early 2009. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening Euro-zone sovereign debt crisis starting in the summer of 2011 and subsequent recession in certain of its key markets, ArcelorMittal accelerated its operating results improvement plans in order to maintain its leadership position in the steel industry and to continue to be competitive on costs.  In this respect, during the third quarter of 2012, the Company achieved its target to reach management gains of $4.8 billion from sustainable SG&A, fixed and variable cost reductions, ahead of its initial schedule. The Company is currently developing plans to announce further management gain plans in the near-term. In September 2011, the Company launched an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. This process is advancing as planned and the Company expects to generate $1 billion of savings on an annualized basis during the course of 2013. The Company has closed the liquid phase at the Liège site of ArcelorMittal Belgium and mothballed the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France. It also announced its intention to permanently close the coke plant and six finishing lines in Liège. The Company continues to temporarily suspend steel growth capital expenditure while maintaining a focus on core growth capital expenditure in mining.

Despite the uncertain business environment since the market downturn in 2008, ArcelorMittal management has successfully continued to access the equity and bond markets to adapt its balance sheet structure and extend debt maturity dates.

Proven expertise in acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company to evaluate  new assets, conduct due diligence and monitor integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and quality of steel produced at these facilities.

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

Corporate responsibility. ArcelorMittal’s commitment to corporate responsibility (CR) is an important value driver of long-term shareholder value. By acting in a responsible and transparent manner, and by maintaining good relationships with stakeholders, the Group can better manage social and environmental risk, mitigate the impact of its operations on society, meet local expectations, and foster local economic development. ArcelorMittal’s CR approach is structured around four areas, which reflect the key priorities of our business and our stakeholders: investing in our people, making steel more sustainable, enriching our communities and transparent governance.  In 2012, ArcelorMittal achieved its target lost time injury rate of 1.0 (the Company’s best to date), shared the top position as the world’s most admired metals company in Fortune Magazine’s corporate reputation survey and maintained membership in two major sustainability and corporate responsibility indices: the FTSE4Good Index Series and the Dow Jones Sustainability Index World, the latter of which recognized the Company as the steel sector leader.

Business Strategy

ArcelorMittal’s success has been built upon a consistent strategy that emphasizes size and scale, increased production of and access to raw materials, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry and a leader in iron ore and coal mining, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has pursued for a number of years a consistent, three-dimensional business strategy focused on its unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the fourth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 58 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. In 2012, approximately 39% of its steel was produced in the Americas, approximately 44% was produced in Europe and approximately 17% was produced in other countries, such as Kazakhstan, South Africa and Ukraine.

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

Mining and value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its own mines and strategic contracts with key suppliers, and plans to continue to develop its upstream integration in the medium-term. Iron ore and coal mining projects have been a key focus of ArcelorMittal in recent years, and this focus is only expected to intensify in the medium-term, as the Company has a goal to secure 84 million tonnes of iron ore production capacity by 2015. As part of this strategy, in March 2011, the Company completed the acquisition of Baffinland, which holds a substantial undeveloped iron ore deposit in the Canadian territory of Nunavut, although the Company has since announced its intention to reduce its stake in Baffinland to 50%. For additional information, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects” and Item 4A—History and Development of the Company—Key Transactions and Events in 2012”.

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

Growth Prospects. Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy. Due to difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity. Due to continuing weaker demand, as well as uncertainties arising from the Euro-zone sovereign debt crisis, M&A activity also remained subdued for most of 2010, 2011 (with the exception of Baffinland) and 2012, as the Company focused on targeted cost improvement through its management gain program, non-core asset disposals and resizing its operational footprint through asset optimization. As global market conditions gradually improve and signs of stability emerge in Europe, the Company may consider taking advantage of selected growth opportunities, including in the mining and steel sectors and in emerging markets.

Business Overview

ArcelorMittal reports its operations in six reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining. The following table sets forth selected financial data by segment.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2010
	Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	-	78,025
	Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,223	1,339	(18,040)	-
	Operating income (loss)	691	534	1,004	680	164	1,624	(811)	(281)	3,605
	Depreciation	864	1,404	1,060	454	177	333	103	-	4,395
	Impairment	-	77	11	-	113	305	19	-	525
	Capital expenditures	574	792	687	515	124	525	91	-	3,308
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,769	919	(21,093)	-
	Operating income (loss)	1,198	(324)	646	721	52	2,568	19	18	4,898
	Depreciation	903	1,540	1,005	517	179	491	34	-	4,669
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	664	1,004	1,119	613	152	1,269	17	-	4,838
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,716	833	(17,943)	-
	Operating income (loss)	517	(3,724)	(566)	(88)	(687)	1,184	(81)	219	(3,226)
	Depreciation	918	1,437	921	650	161	541	56	-	4,684
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	648	818	745	433	82	1,853	104	-	4,683

*

Others include all other operational and non-operational items which are not segmented. As of December 31, 2012, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

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

Integrated Steel-Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and linkage of contract prices to spot prices, have been characterized by price volatility in recent years.

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

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which has been subject to price volatility, generally rising prices and limited availability. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

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

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 180 millimeters by 180 millimeters, and blooms generally have square or rectangular cross-sections greater than 180 millimeters by 180 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars, wire rod and sections.

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

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2012, ArcelorMittal produced 8.2 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

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

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process. ArcelorMittal has exploration and evaluation mining projects in India and Africa that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. In late 2012, the Company secured additional shareholder support for Baffinland with ArcelorMittal and Nunavut Iron Ore becoming equal partners in the joint venture. Also, in order to forge strategic relationships with key customers, in December 2012, the Company entered into an agreement with a consortium led by POSCO and CSC pursuant to which ArcelorMittal Mines Canada and the consortium will enter into a joint venture partnership in which the consortium will hold a 15% interest and POSCO and CSC will enter into long-term iron ore off-take agreements with ArcelorMittal Mines Canada. See “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects” and “Item 4A—History and Development of the Company—Key Transactions and Events in 2012”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen (South Africa). ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance in Australia, Alpha Natural Resources in the United States, Anglo Coal in Australia, Xstrata Coal in Australia, Walter Energy Inc. in the United States, Teck Coal in Canada and Peabody in Australia. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2012, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond that provided by its own mines and strategic long-term contracts, under other long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2012.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	108.9	66.3	42.6	61%
	PCI & Coal[2]	43.1	8.5	34.5	20%
	Coke	28.1	25.9	2.3	92%
	Scrap & DRI	36.0	17.9	18.0	50%

1	Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico, Liberia and Brazil. ArcelorMittal is also expanding capacity of existing mines in Canada, and the expansion in Brazil was completed in the fourth quarter of 2012. In addition, the Company has announced prospective mining developments in India, Africa, South America and North America. See “Item 4A—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2012:

	Mine	Type	Product	2012 Production (in millions of metric tonnes)[1]
	Own mines
	North America[2]	Open pit	Concentrate, lump, fines and pellets	30.3
	South America	Open pit	Lump and fines	4.1
	Europe	Open pit	Concentrate and lump	2.1
	Africa	Open pit /underground	Fines	4.7
	Asia, CIS & Other	Open pit /underground	Concentrate, lump, fines and sinter feed	14.7
	Total own iron ore production of own mines			55.9
	Strategic long-term contracts– iron ore
	North America[3]	Open pit	Pellets	7.6
	Africa[4]	Open pit	Lump and fines	4.7
	Total strategic long-term contracts – iron ore			12.3
	Total			68.1

1	Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).
2	Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña Colorada (Mexico, 50%).
3	Consists of long-term supply contracts with Cliffs Natural Resources Inc. for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Since 2010, the parties have reached a series of interim agreements providing for the sale of iron ore on a fixed-cost basis. Following an agreement reached on December 13, 2012, Sishen/Thabazambi supplies a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne with effect from January 1, 2013. See “Item 8A—Consolidated Financial Statement and Other Financial Information – Legal Proceedings – Other Legal Claims – South Africa”.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan, Russia and the United States. The Company’s mines in Kazakhstan supply substantially all the requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group together with external customers.

 The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2012:

	Mine	2012 Production (millions of metric tonnes)
	Own mines
	North America	2.4
	Asia, CIS & Other	5.8
	Total own coal production	8.2
	Coal - strategic contracts
	North America[1]	0.4
	Africa[2]	0.3
	Total strategic contracts – coal	0.7
	Total	8.9

1	Strategic agreement - prices on a fixed-price basis.
2	Long term lease - prices on a cost-plus basis.

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

Other Raw Materials and Energy

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

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems, with an increasing share of European spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.

Industrial Gases

Most of ArcelorMittal’s industrial gas requirements are produced under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AM Shipping”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AM Shipping determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. AM Shipping is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics. It provides complete logistics solutions from plants to customer locations using various modes of transport.

In 2012, AM Shipping arranged transportation for approximately 61.2  million tonnes of raw materials and about 12.5 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”) and ArcelorMittal Sourcing. GC handles shipping of approximately 33% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover 50-65% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

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

ArcelorMittal has institutionalized the “total cost of ownership” methodology as its way of conducting the purchasing activities across the group. This methodology focuses on the total cost of ownership for decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.

Sales and Marketing

In 2012, ArcelorMittal sold approximately 83.8 million tonnes of steel products.

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

Sales are executed at the local level, but are conducted in accordance with the Group’s sales and marketing and code of conduct policies.

For some global industries with customers in more than one of the geographical areas that ArcelorMittal serves, the Company has established customized sales and service functions. This is particularly the case for the automotive and packaging industries. Sales through these channels are coordinated at the Group level with respect to contract, price and payment conditions.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,500 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with 25 inventions newly-protected in 2012. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

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

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2012, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems in general and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities” and Note 25 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on our business, financial results or cash flow from operations. In 2012, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $210 million in order to facilitate compliance with these environmental laws and regulations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 27 member states of the European Union (“EU”) are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In 2012, Australia decided to link its ETS with the EU ETS on a step-by-step basis, with a full linkage to be completed by July 2018. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

On December 11, 2011, the 17th Conference of Parties (“COP 17”) under the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted a new agreement relating to greenhouse gases, the Durban Platform for Enhanced Action. The Durban

Platform for Enhanced Action essentially extends the emissions reduction obligations for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. A limited number of developing countries also secured a compromise to extend the Kyoto Protocol’s greenhouse gas emissions reductions.

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.  In December 2012, the United Nations Climate Change Conference in Doha (“COP 18”) made further progress toward the 2015 goal and, in the interim, reached agreement to further extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2020. A binding reduction target of 20% compared to 1990 was confirmed for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. Canada, Japan, New Zealand and the Russian Federation did not sign up to a second commitment period. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension.

The post-2012 carbon market remains uncertain, and ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

In October 2009, the EPA published a Greenhouse Gas (“GHG”) Reporting Rule that required data collection, and reporting, commencing January 1, 2010. ArcelorMittal USA has implemented appropriate programs and compliance plans in response to these annual monitoring and reporting obligations.

During 2010, the EPA issued a series of additional regulations and guidance documents, which both establish permitting obligations for significant stationary sources of GHG emissions including iron and steel facilities. The permitting obligations created by these rules became effective on January 2, 2011 and apply to both significant new sources of GHGs and existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permit obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies for new or modified sources that result in a significant increase in GHG emissions.

Following the recent US presidential election, the EPA is expected to pursue the establishment of lower emissions limitations and/or imposition of other requirements that will cause large industrial sources (including power plants, cement facilities and iron and steel facilities) to minimize emissions. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On June 2, 2010, the EPA promulgated a new National Ambient Air Quality Standard for sulfur dioxide.  The EPA’s new sulfur dioxide standard is unprecedented because it requires states to model facility emissions to demonstrate attainment through modeling rather than rely on actual state air monitoring networks.  Under the new standard, if the EPA’s model indicates an area is in nonattainment, even though a local monitor near a facility shows that the ambient air meets the standard, the area will be considered in nonattainment. Facilities in these areas shown to contribute to the nonattainment will be required to reduce sulfur dioxide emissions.  The EPA’s model indicates that ArcelorMittal USA LLC (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., and ArcelorMittal Burns Harbor LLC may have to reduce sulfur dioxide emissions significantly in order to demonstrate attainment through modeling even though the actual air monitoring networks near these facilities show the ambient air to be in attainment.  States are in the process of modeling counties with significant sulfur dioxide sources that will be used by EPA to designate areas under the rule by June 2013. After designations are made, states will be required to develop implementation plans with enforceable emissions reductions for facilities shown through modeling to contribute to the standard being exceeded. While ArcelorMittal USA is engaged in planning for possible emission reductions that the new standard may require, it is part of a broad industry coalition in discussions with the EPA to effect changes in the new standard.

On April 20, 2011, the EPA issued a proposed rule to regulate cooling water intake structures that draw at least 25% of their water for cooling purposes and with intake design flows of more than 2 million gallons per day.  Affected facilities would be subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake.  Facilities withdrawing at least 125 million gallons per day would have to conduct studies to aid permitting authorities in determining site-specific controls, and new facilities could be required to install closed-cycle cooling systems or the equivalent.  Pursuant to a modified settlement agreement with environmental groups, the EPA is scheduled to issue a final rule by June 2013. ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to limit the scope of the rule.

On December 2, 2011, the EPA re-proposed a series of rules that regulate emissions of hazardous air pollutants (“HAPs”) from industrial boilers, process heaters and solid waste incinerators. The EPA expects to issue a final rule in 2013, with a compliance deadline of three to five years thereafter. While ArcelorMittal USA continues its active participation in the rulemaking process, it also engaged in extensive strategic planning to ensure maximum operational flexibility under the impending requirements.

On January 15, 2013, the EPA published a final rule revising the National Ambient Air Quality Standard for particulate matter. Notably, for fine particulates (PM2.5) the EPA lowered the annual numeric standard from 15 ug/m3 to 12 ug/m3.  Based on existing monitoring data, the new standard could impact several ArcelorMittal facilities as being in designated nonattainment areas.  Facilities shown to contribute to nonattainment could be required to reduce emissions to bring an area into attainment.  EPA anticipates making non-attainment designations effective early 2015; states would then have until 2020 to meet the revised standard with a possible extension to 2025.  ArcelorMittal is actively following the rule and will be engaging states on initial designations and the development of implementation plans.

The EPA is evaluating mercury emissions data from Area Source electric arc furnaces (“EAFs”) throughout the United States to develop new numeric emissions standards for mercury.  The EPA has indicated that it expects to issue a proposed rule in 2013.  EPA also launched an information request during 2012 as part of the process of developing a regulation for major source EAFs such as the EAF located at Indiana Harbor Long Carbon, which is currently not subject to the existing HAP control standards for EAFs.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to these regulatory developments or other environmental matters in 2013. Post-2013 expenses to install additional controls technologies and otherwise address new regulations applicable to the U.S. facilities could be substantial.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED directive must ensure that their Emissions Limit Values (ELV) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered. One of the significant changes compared to the previous rules is that it will be more difficult for operators to obtain derogations related to the implementation of BAT and the associated emissions limits values. Member States must transpose the rules into national legislation by January 7, 2013. The implementation of the IED directive will materially impact ArcelorMittal activities in the European Union at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. This directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the European Union, Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union, Basel Convention on the control of transboundary movements of hazardous wastes and their disposal of March 22, 1989 and the decision of the Council of the OECD on the control of transboundary movements of waste destined for recovery operations, which govern exports and disposal of waste materials.

•         Directive 2008/98/EC, Council Regulation (EU) no. 333/2011 of March 31, 2011, which establishes criteria determining when certain types of scrap metal cease to be waste.

•         Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•         Directive 2012/27/EU of October 25, 2012, which repeals prior Directives 2004/8/EC and 2006/32/EC, and brings forward legally binding measures to step up Member States’ efforts to use energy more efficiently at all stages of the energy chain – from the transformation of energy and its distribution to its final consumption. Measures include the legal obligation to establish energy efficiency obligations schemes or policy measures in all Member States. These will drive energy efficiency improvements in households, industries and transport sectors. Other measures include an exemplary role to be played by the public sector and a right for consumers to know how much energy they consume. It is worth noting that most provisions of the texts do not apply to ETS industries and a lot of flexibility is given to the Member States to set up supportive schemes instead of obligatory ones. Member States must present their national programs for the implementation by April 2013.

•         The “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which implements namely the “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the E.U. in volumes of over one tonne per year. Under these provisions, a manufacturer or importer of a subject chemical must (i) submit a registration file for the subject chemical in due time, (ii) submit a complete registration file and (iii) make any required payment in connection with the registration file. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. The legal entities of the ArcelorMittal group have timely submitted the required documents and payments to the European Chemical Agency (“ECHA”). Groupwide, as of December 31, 2012, ArcelorMittal had submitted 756 pre-registration files to ECHA and 149 registration files concerning 21 substances. In 2012, ArcelorMittal made two additional filings to ensure access to essential raw materials for steel-making. In addition, the alignment of hazards criteria with the CLP regulation and the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives

•         Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the EU Emission Trading System (ETS) in three phases for achieving Kyoto Protocol commitments relating to greenhouse gases for Member States. The ETS works on the "cap and trade" principle. This means there is a "cap", or limit, on the total amount of certain greenhouse gases that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them.

Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020.  In Phase III all CO2 allowances will be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances).

The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted will result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Phase III of the ETS also will be impacted by a Commission proposal currently in the co-decision procedure to “backload” a certain number of emission allowances, due to the fact that the Commission consider the price of allowances has been lower than expected and does not incite operators to invest in low-carbon technologies. With this measure, the Commission will remove either definitively or temporarily a certain number of emission allowances from the market in order to increase their price.

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

•         The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which was published in the EU’s official journal on July 24, 2012, will enter into force on August 13, 2013, and will apply from June 1, 2015. The new directive updates the existing legislation to take account of changes in the EU classification of dangerous substances, strengthens provisions on public access to safety information, and introduces stricter standards for inspections of installations.

•         Directive 2011/92/UE concerning the assessment of certain public and private projects on the environment. Projects that have significant impacts on the environment shall be subject to an authorization which determines precisely these impacts.

•         Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•         Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

•         Directive 2008/68/EC of September 24, 2008 on the inland transport of dangerous goods, by rail, road, and inland waterway.

•         Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008, establishing liability (including criminal liability) for violations of the E.U. environmental legislation.

•         Directive 2002/96/EC of January 27, 2003 relating to waste electrical and electronic equipment, Directive 2000/53/EC of September 18, 2000 relating to end-of-life vehicles, and Directive 2004/12/EC of February 11, 2004 relating to packaging and packaging waste.

EU Directives continue to become more stringent. A review of air quality norms is expected in 2013, with special focus on particulate matter. Based on the positions expressed by some Member States and non-governmental organizations, reductions in air quality limits are expected.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

The Decree 06-138 of April 2006 for air emissions and the Decree 06-141 of April 2006 for water discharges define the limit values with which companies had to comply within five years. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharge. These taxes are calculated according to the method described in Decree 07-299 of September 2007 for atmospheric emissions and the Decree 07-300 of September 2007 for liquid effluents. The date of application of these taxes is not defined. However, the Wilaya State environmental authorities, to whose authority ArcelorMittal Annaba is subject, have received from the Ministry of Environment an instruction pursuant to the Decree 06-141 with respect to the calculation and implementation of the tax relating to the liquid effluents. Since 2006, ArcelorMittal Annaba has been working to comply with the relevant limit values for air emissions and water discharges. However, ArcelorMittal Annaba could face penalties as full compliance has not been achieved pursuant to the applicable decrees.

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

In the context of a draft contract of performance between ArcelorMittal Annaba and the Ministry of Environment, in 2010, ArcelorMittal Annaba submitted a proposal which foresees a set of compliance actions until 2017 to the Ministry of Environment. ArcelorMittal Annaba is still waiting for a response from the Ministry of Environment on its proposal.

Argentina

Environmental legislation in Argentina is based on the provisions of the federal, provincial and basin laws and their associated decrees, dispositions and resolutions.  For ArcelorMittal’s operations in Argentina, the regulations enacted in the provinces of Buenos Aires and Santa Fe and in the basin of the Matanza-Riachuelo river are particularly relevant. The more important laws and regulations include the following:

•         Law 11.717 and Decree 101 for Santa Fe for environmental licenses and environmental requalification plans (such a plan was required for the Meltshop diffuse emissions).

•         Law 11.459 and Decree 1741 for Tablada and San Nicolas for environmental licenses.

•         Federal Laws 25.670 and 25.675, the first related to treatment of polychlorinated biphenyls (“PCBs”) and the second one requiring environmental insurance. In 2012, Federal Law 25.675 was complemented by Resolution 1638/12 which provides for two types of environmental insurance policies. Resolution 37160/12, which limits the definition of environmental damage, also is relevant.

•         Federal Law 26.168, which creates the Matanza-Riachuelo Basin Authority (MRBA), and Resolution 8/09 of MRBA that, defines industrial restructuring plans to companies with environmental parameters above the permitted limits (such plan was required to be submitted with respect to the Tablada plant, which had previously been deemed a polluting agent in the case of lead emissions in water). In 2012, Resolution 661 of establishing a requirement for environmental insurance.

•         For the Buenos Aires Province, environmental insurance is also required by Resolution 165/10 of Organism for Sustainable Development of Buenos Aires. In 2012, Resolution 186/12 of Organism for Sustainable Development of Buenos Aires defined which companies and plants have to maintain environmental insurance.

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

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years.  Based on a signed Protocol between Zenica Municipality and ArcelorMittal Zenica, the municipality signed a contract with an external company for operation of the Rača landfill, and the federal Ministry of Environment and Tourism issued the environmental permit for the landfill to the municipality’s contractor for the Rača area. As a result, ArcelorMittal Zenica is no longer obliged to request the environmental permit from this Ministry.

The Zenica plant will require capital expenditures, in an undetermined amount, to improve and complete existing pollution control equipment.

Brazil

Our operating subsidiaries in Brazil are subject to federal and state environmental laws and resolutions issued by the Brazilian National Environmental Council (CONAMA). The Federal Constitution established the protection of the environment as a principle, while both the government and society are responsible for the achievement of such purpose. ArcelorMittal Brazil has implemented and conducts appropriate programs and compliance plans, reporting obligations and expects to continue to dedicate resources to comply with the rules.

The Federal Law 6938/1981 established the Guidelines for Environmental Protection and Environmental Permitting.

Federal Law 9605/1998 lists environmental crimes, with penalties that may consist of fines, restraints, community services, or even prison, while legal entities are subject to suspension of activities, embargo of works and activities and temporary closure, regardless of restriction of tax and financial incentives.

Federal Law 9.985/2000 established the National System of Protected Areas and represents the main statute on the subject.

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

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). For the steel sector, a reduction target of 5% by 2020 with 2012 as reference year has been established.

ArcelorMittal Brazil is engaged in a study with the Brazilian steel federation to see how and by whom actions need to be taken to reach this reduction. In particular, ArcelorMittal Brazil is participating in the Strategic Studies and Management working group created to encourage the use of sustainable charcoal in the Brazilian steel industry. On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests.

Espirito Santo State, issued the  Environmental State Law No. 9,685, of August 23, 2011 amended State Law No. 7,058/2002, significantly enlarging the list of conduct that constitutes an administrative environmental violation, as well as noncompliance with an Environmental Commitment (“TCA”,). The new law also establishes the requirements and procedures for execution and the minimum content of the TCA.

Federal Resolution no. 382/2006 published by CONAMA, imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxides for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the Environment (“MMA”) and IBAMA requires that the environmental impact statement contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment.

Federal Resolution no. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source.

Federal Resolution no. 396/2008 published by CONAMA establishes classification guidelines and quality standards for groundwater.

Federal Resolution no. 420/2009 published by CONAMA addresses prevention of soil contamination.  It establishes guidelines for classification of soil quality, standards for the presence of chemicals in soils, and guidelines for management of contamination caused by human activities. This Federal Resolution is expected to have a major impact on the steel industry in Brazil. States have started to define soil criteria and establish required procedures. In particular, Minas Gerais state has already published its own regulation (DN 02/2010) and is looking into industry activities that may be sources of soil and groundwater contamination.

Law Nº 12.651, addressing the protection of native forests, was approved on May 25, 2012. The new code sets limits on use of property so as to protect existing vegetation. It largely reenacts old legislation first adopted in 1965.

Canada

Our operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality, and noise.

The Government of Canada has indicated its intent to design and implement cap-and-trade regulations to limit GHG emissions, although it intends to harmonize the rules with the forthcoming U.S. regulations in this respect prior to implementation. Four Canadian provinces, including Ontario and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to assist in implementation of cap-and-trade regimes at State and Provincial levels.  Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

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

ArcelorMittal Mines Canada and two other Canadian iron ore mining operations are also developing BLIERs for dust, sulphur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content by weight, consistent with the new Quebec regulation adopted at the Provincial level. Discussions are continuing towards a BLIER limit for dust, with a proposed limit for existing and new plants.  To date, no limit has been agreed upon for nitrogen oxides.

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

The Canadian Environmental Assessment Act (CEAA) was amended on July 6, 2012. The main impact of this modification is that further expansion project will likely be subject to an impact assessment process. This will have to be taken in consideration in the planning process.  In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emissions standards under Ontario Regulation 419/05 approved in August 2010. ArcelorMittal Dofasco is on schedule in its implementation of a portfolio of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and the permit for Port-Cartier is expected in 2013.

In the last quarter of 2012, ArcelorMittal Mines Canada submitted new restoration plans for its facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources. Under the current mining regulations, financial insurance in the amount of CAD$17 million is required by 2020 for restoration of both sites.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued in 2013 or mid-2014. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

A Quebec regulation required reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.  Beginning on January 1, 2011, a tax is charged on water withdrawal regardless of whether it is from a private pumping station or supplied by cities. Total additional costs to ArcelorMittal Montreal are expected to be approximately CAD$100,000 per year. Considering the actual rate the total additional costs to ArcelorMittal Mines Canada are also approximately CAD$100,000 per year.

In October 2007, a carbon tax was implemented in Quebec that applies to the purchase of fossil fuels. The tax is based on GHG emissions. Quebec is beginning to implement a cap-and-trade regime that will require third-party verified GHG emission reports for 2012. Starting in 2013, companies will be required to purchase carbon dioxide credits. According to the Ministère du Développement Durable, de l’Environnement de la Faune et des Parcs, credit purchases will be equivalent to the carbon tax, which will be eliminated. Beginning in 2013, free allocation will be reduced annually until 2020. The minimum price for carbon dioxide credits is CAD $10/tonne, while the maximum price is CAD$50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime through 2014 (assuming pellet plant emission levels remain generally consistent with their average levels over the 2007 to 2010 period); after 2014, there is considerable uncertainty and the additional costs to the Company cannot yet be determined.

Quebec adopted Clean Air Regulation on June 30, 2011 that will require annual particulate matter (“PM”) testing for steel mills, and installation of broken bag detectors in baghouses. The intensity limit for PM in the steel sector has been increased.  ArcelorMittal Contrecoeur has proposed a project to ArcelorMittal’s Investment Allocation Committee to reduce dust emissions at its steel mill. The new regulation has also reduced the limit for PM concentration in dust controlling equipment. Tests will be done at some DRI plant scrubbers to validate compliance with the new limit.

This regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced. The immediate financial impact of this regulation is about $2.0 million related to the installation of continuous monitoring equipment. Also, the electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensure the conformity to the new emission limit. The preliminary evaluations performed so far indicated that the cost of this project could be in the order of magnitude of $100 million but further studies will have to be performed.

An “Act to amend the Quebec Environmental Quality Act to reinforce compliance” was adopted on October 5, 2011. This act increases penalties and fines for environmental offences. Presumption of statutory liability of directors and administrators is included in the bill.

In 2011, ArcelorMittal acquired Baffinland Iron Mines Corporation, including a potential mining project, proposed on Baffin Island in the territory of Nunavut, which has recently completed its environmental assessment process and is currently proceeding through the permitting phase of regulatory approvals.  The Nunavut Land Claims Agreement establishes the requirement and expectations for development activities occurring in Nunavut. A number of regulatory processes apply to the project, including compliance with the North Baffin Regional Land Use Plan administered by the Nunavut Planning Commission. The project also has been subject to a Part 5 environmental review by the Nunavut Impact Review Board, which was completed and signed off by the Federal Minister for Aboriginal Affairs and Northern Development Canada in late 2012.

There are a number of permits, leases, and authorizations required for the project, including an archaeological and paleontological permit from the Government of Nunavut’s Department of Culture and Heritage.  Land tenure through long-term leases and shorter-

term land use permits will be required from the Qikiqtani Inuit Association to access Inuit-owned land that surrounds the proposed Mine Site and from Aboriginal Affairs and Northern Development Canada for the port at Steensby Inlet and most of the proposed railway corridor. Other key environmental regulatory approvals include a Type A Water Licence from the Nunavut Water Board for water used, treated and discharged, Fisheries Act authorization from the Department of Fisheries and Oceans, approvals or exemptions under the Navigable Waters Protection Act administered by Transport Canada Navigable Waters Protection Program and a license for explosives manufacture from Natural Resources Canada under the Explosives Act.

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

Kazakhstan

Kazakhstan’s Environmental Code no. 212-III dated January 9, 2007 and its amending law no. 164-IV dated June 23, 2009 specify the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring, and import of environmentally hazardous processes, techniques and equipment. They also establish the liabilities of users of natural resources in respect of design, development and operation of economic entities and other facilities; as well as the responsibilities regarding emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

New amendments to the Environmental Code have been in effect since December 2011.  These amendments relate to the conditions for the delivery of permits, to environmental action plans (to be discussed in public hearings) for the reduction of atmospheric emissions, reporting requirements for permit holders, waste management programs to reduce accumulated waste, and programs to phase out and dispose of PCB transformers.

The amendments also introduced a carbon dioxide emission trading scheme based on the scheme applied in the European Union, with a first national allocation plan of carbon dioxide allowances to be established in 2013.  It is expected that a state inventory of emission sources as well as a state registry of carbon units will be created based on the outcome of a GHG emissions and absorption inventory. Pursuant to a National Allocation Plan, GHG emission quotas will be allocated based on a plant’s certificate and GHG emission credits.  If a plant requiring additional allowances does not acquire them in the market, it is to be penalized at a rate of US $115 for each exceeded unit. At present both changes and amendments to the Environmental Code in terms of GHG emissions are being discussed in Kazakhstan.

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

In the absence to date of any environmental management regulations, ArcelorMittal has devised an Environmental Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. . ArcelorMittal updates this Manual approximately three times per year, according to experience and operational needs.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law with respect to Forest Lands of 2009 with respect to forest lands gave communities far-reaching rights to areas of forest under claims of customary use.  Since it was enacted, there has been an expansion of the sector into community-managed forests. Some of these overlap the ArcelorMittal mining concession. Rules for the management of forests by communities are not yet properly established, but the company is supporting their development in co-ordination with NGOs, aid donors and the government. Once these have been agreed by the government, there will in effect be a new set of regulations relating to land access in certain areas.

As ArcelorMittal moves towards its expanded Project Phase 2, an ESIA for the 2015 to 2026 period is expected to be submitted in early 2013. This will necessarily commit ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may amount to at least $25 million and overall mine closure may amount to around $50 million (though costs have yet to be estimated in any detail). Associated with this phase of the project will be potential liabilities related to the operational and post-mining stability and safety of the tailings management facility. In the absence of national regulations regarding infrastructure of this nature, ArcelorMittal is endeavoring to ensure that it is designed and constructed to international standards as its main risk mitigation strategy.

Macedonia

Complementary to the framework laws on environment no. 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability, the following specific regulations are also applicable: no. 67/04, 92/07 on quality of ambient air and  no. 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste and no. 161/2009 on packaging management and management of waste materials from packaging, no. 87/08, 06/09 on water protection, no. 145/10 on chemicals and no. 79/07 on noise. Official Register no. 17/2011 and no. 47/2011, which amend law no. 161/2009, regulate the tax rate applicable to each ton of waste resulting from packaging.

To comply with these laws and regulations, ArcelorMittal anticipates investments in an amount of $4.2 million to revamp the furnace of the hot dip galvanizing line for ArcelorMittal Skopje in addition to the $1.8 million already invested in 2008.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988; environmental impact study of May 30, 2000; environmental audit of April 29, 2010; transfer of contaminants of June 3, 2004; water management of April 29, 2004; waste management of May 22, 2006; sustainable forestry development act of February 25, 2003; radioactivity control of March 2, 1985; wildlife management of July 3, 2000; and environmental noise pollution control of March 2, 1985.  On June 6, 2012, a new General Law for Climate Change was approved, and based on which, specific requirements for companies will be adopted.

Prior to beginning any new construction project, ArcelorMittal México conducts an environmental impact study to obtain authorization for certain activities, including mining activities.

Morocco

ArcelorMittal’s Long Carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law  no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); and Law no. 28-00 relating to waste management and disposal (November 22, 2006). Decree N° 2-09-085 related to the collect, transport and treatment of used oils has been in effect since September 2011.

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

In October 2011, an investment project in the amount of $24.4 million was approved in order to upgrade mine water utilities and waste water treatment facilities at the Berezovskaya and Pervomayskaya mines and to clean the settling pond of the Berezovskaya mine. These activities will allow ArcelorMittal’s subsidiaries to achieve the required level of effluent treatment and avoid any penalties for damage to water bodies. Standard quality objectives will be achieved only upon completion of the project in 2014. For the period of project implementation, special measures on effluents cleaning were developed and agreed with the municipal authorities of the town of Berezovskiy, and the Kemerovo district. RosPrirodNadzor (the Federal Service for supervision of use of natural resources) issued a permit to increase the standards of the allowable discharge of pollutants in the surface water bodies. Meanwhile, ArcelorMittal’s Russian mining operations remain exposed to potential penalties until completion of the project.

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

Concerning the site of Falémé, a preliminary environmental impact study has inventoried the issues that would need to be considered when implementing the mining project, the construction and operation of a railway, and the construction of a mineral port.

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

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; Zero Effluent Discharge (“ZED”) status is a condition many plants are required to achieve. Saldanha Works is currently a ZED plant. Newcastle Works is expected to achieve ZED status by early 2014.Vanderbijlpark achieved ZED status in July 2012.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) instructing it to cease operation of certain units at its Vanderbijlpark plant. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. For further information, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities—South Africa”.

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

In December 2010, the Department of National Treasury launched a discussion document on the option to install a carbon tax in order to reduce GHG emissions. ArcelorMittal South Africa constructively engaged with the authorities to promote alternative taxation proposals that were not in the discussion document. The proposals in the discussion document would have significantly affected the feasibility of ArcelorMittal’s operations as taxation from the very first ton of carbon dioxide being emitted was envisaged. The National Treasury indicated that the publishing of the reviewed Carbon Tax Discussion Paper is delayed until early 2013.

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

Ukraine

Air emission regulations in force include the following:

•         No. 309, published on June 27, 2006, significantly restricts the emission limits of 140 substances for all types of plants.

•         No. 507, published on September 29, 2009, approves technological standards of allowable pollutants emissions from coke-oven batteries.

 Priority pollutants under the air emission regulations are particulate matter, sulfur dioxide, nitrogen oxides dioxides and carbon monoxide.

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

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The database incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and OHSAS Occupational Health and Safety Assessment Series implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section 1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Item 16H in this annual report.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2012, certain countries and communities, such as Brazil, Canada, the European Union, the Customs Union of Russia, Kazakhstan, Belarus and the United States, have considered whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

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

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in June 2011, the United States conducted a sunset review of orders on tin- and chromium-coated steel sheet from Japan which was completed in June 2012.  Another sunset review was initiated in 2012 concerning imports of corrosion-resistant carbon steel flat products from Germany and Japan.  All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

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

Key Currency Regulations and Exchange Controls

Algeria

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”), subject to certain exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, although freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 15% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances are required to be made through the Algerian Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

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

Since November 2011, the Argentine government has further restricted the ability of Argentine residents to transfer funds abroad.

As a result of these changes, the maximum term in which Argentine resident companies must repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through new regulations requiring importers to obtain a prior import authorization.

According to new regulations by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as a legal reserve deposit in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term.

Dividends can be transferred abroad without any legal restriction, provided that they relate to audited annual financial statements and that the company has complied with its foreign debt disclosure regime and the foreign direct investment disclosure regime. However, from a practical standpoint, the Central Bank’s prior authorization is required before the transfer can be executed.

The payment of principal amounts and interest on outstanding debt to a non-resident is allowed. The loans must be previously registered with the Central Bank and the Argentine resident must be in full compliance with the Central Bank’s reporting regime applicable to financial debt.

Until July 5, 2012, the purchase of foreign currency by Argentine residents for up to $2 million per calendar month was permitted. However, on July 5, 2012 the Central Bank suspended this provision indefinitely.

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

China

The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined by the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). The CNY is traded on the CFETS with the following five currency pairs: the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound.

Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in bilateral trading, pursuant to which they trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS. The trading band within which such activity may take place increased in April 2012 to +/- 1.0 % against the U.S. dollar, as compared to the previous level of +/- 0.5%. China maintains strict controls on its currency. Non-residents and foreign investment enterprises must obtain a foreign exchange registration certificate to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

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

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been removed for corporate transactions from below ZAR 50 million to below ZAR 500 million per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Subject to additional conditions, forwards and options may be used to cover for foreign exchange exposures of tenors up to six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed and South African companies are permitted to open foreign bank accounts without prior approval. Offshore bank accounts may, however, only be used for permissible transactions. Qualifying international companies are allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, despite the fact that authorities have attempted to improve the functioning of the foreign exchange market.

The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. A transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions. Such exemptions include:

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

•         payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and

•         foreign repatriation  from Ukraine in the amount of a foreign investment in a foreign currency previously made in Ukraine upon the termination of the relevant investment activity.

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

•         opening an account in a bank located abroad; and

•         investing abroad, including the transfer of  foreign currency abroad in connection with assets and securities acquisitions.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. A rule was reintroduced in 2012 requiring banks to sell 50% of foreign exchange export proceeds in an interbank foreign exchange market no later than on the working day following the receipt of funds on the client’s account. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

A foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident must be registered with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days without restrictions (reduced from 180 days in 2012). Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank and only in a limited number of cases and subject to certain conditions.

Venezuela

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has existed since February 2003 whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities and made the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, publishes daily rates for trading securities, establishes the parameters for such transaction and fixes the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela can acquire through SITME securities up to a daily maximum value of $50,000 and must not exceed $350,000 in a month.

In August 2010, the Central Bank decided to ease restrictions to allow companies to access the foreign exchange market. Since then, companies that are not authorized to buy U.S. dollars at official exchange rates are allowed to use SITME. The goal is to make foreign exchange transactions more “fluid”. The Bank also plans to periodically allocate U.S. dollars to companies facing purchase quotas.

On December 31, 2012, according to the SITME rate, one U.S. dollar was equal to 5.30 Bs.F., which has remained the same since the beginning of this system in June 2010, while the official exchange rate was one U.S. dollar to 4.3 Bs.F. The Bs.F. was devalued effective January 11, 2010, resulting in a rate of 4.3 Bs.F. per U.S. dollar for all imports and transactions. However, it should be noted that in 2012, companies received a monthly maximum of $125,000 via SITME.

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

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale or the reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system allows for the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency for repatriation.

CADIVI’s authorization is also required for the purchase of foreign currency by individual or legal entities for payments of the import of goods and services.

The Bs.F. was devalued effective February 9, 2013, resulting in a rate of 6.3 Bs.F. per U.S. dollar. The SITME was eliminated effective February 9, 2013.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

ArcelorMittal’s Business with Customers in Iran

In 2012 ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products, and flat steel products for packaging uses, the automobile sector and the consumer goods industry.  ArcelorMittal had in the past sold API grade (specifications for the petroleum industry) coils, hot rolled specialty plates and tubular products (seamless pipes) to customers in Iran, but discontinued such sales in mid-2010 following adoption of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010. ArcelorMittal’s sales of steel products to customers in Iran in 2012 ($501.4 million of revenue) were made by its subsidiary ArcelorMittal International FZE in Dubai (AMID).  AMID sells commodity-grade long and flat steel products to Dubai-based trading companies, some of which are owned by Iranian nationals, that export the products to stockists (i.e., wholesalers) and fabricators in Iran which, to ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries.Of these sales, approximately 16% involved the cashing of bank checks drawn on Bank Melli Dubai or Bank Saderat Dubai through the presentation of letters of credit issued by such banks at their branch offices.  ArcelorMittal recorded consolidated gross revenues of $82.3 million and net profit of $6.3 million on such sales.  Effective November 1, 2012, AMID has ceased using this payment method; accordingly, its sales to Iranian customers no longer involve the issuance of letters of credit by Bank Melli Dubai, Bank Saderat Dubai or any other financial institution that appears on the lists of “specially designated nationals” (within the categories “SDGT”, “NPWMD” or “IRAN”) maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury. More generally, AMID is assessing regulatory and commercial developments affecting Iran but has no present plans to discontinue its sales.

ArcelorMittal’s Flat Carbon Europe (“FCE”) division also sold bare and coated flat products to a Turkish company (Borusan Paslanmaz) that is a subsidiary of the Borusan Group generating total revenues of €16.5 million ($21.2 million) in 2012.  These products were manufactured by ArcelorMittal’s European plants and a Turkish plant 50% owned by ArcelorMittal and 50% owned by the Borusan Group and were manufactured according to specifications provided by end customers in the Iranian automobile sector.  However, ArcelorMittal has no direct relationship with the end customers.  The end customers included customers that ArcelorMittal believes, based on press reports or other publicly available information, have Iranian government entities among their shareholders.  ArcelorMittal cannot confirm whether these entities are controlled by the Iranian government.  These customers of Borusan, and the amount of consolidated gross revenue (in euros, the currency in which the revenues were originally booked by FCE) generated by sales made by ArcelorMittal to Borusan attributable to products meeting each end customer’s specifications in 2012, are set out below: Iran Khodro (€10,607,382); Renault Pars (€744,136); SAIPA (€1,637,442); IKID (€201,123). Total consolidated net profit recorded on the sales covered by the prior sentence in 2012 was €874,511.  ArcelorMittal ceased making sales to Borusan for resale to such end customers in mid-2012 (for SAIPA in January 2012) and, in light of the current regulatory environment, does not intend to recommence making such sales, subject to obtaining further clarification as to the shareholding structure of certain of such customers.

To ArcelorMittal’s knowledge, the payments described in the immediately preceeding paragraph and the payments involving letters of credit described in the first paragraph of this section are the only transactions or dealings made by it in 2012 that require disclosure under Section 219 of the Iran Threat Reduction & Syria Human Rights Act.

ArcelorMittal notes the adoption in early January 2013 by the United States of the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which provides for the possible imposition of sanctions against persons supplying “raw or semi-finished metals such as aluminum or steel” to certain end users in Iran. All of ArcelorMittal's products currently sold in Iran are considered finished products in the steel industry; it does not currently sell semi-finished products such as billets, slabs and ingots to Iran. This analysis has been confirmed under the parallel restrictions in the European Union regarding the sale of raw and semi-finished metals to Iran. Pursuant to the European Union’s interpretation of its restrictions, ArcelorMittal adopted a policy not to supply further semi-finished steel products (e.g., billets and slabs) to customers in Iran immediately following the adoption by the European Union of Regulation 1263/2012 of December 21, 2012.  Accordingly, ArcelorMittal does not believe that the reference in the IFCPA to “raw or semi-finished metals” captures the products it currently sells to Iranian customers. ArcelorMittal will continue to monitor developments in this area and determine whether and to what extent they affect its business with Iranian customers as currently conducted.  See Item 3.D “ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and its governance and compliance processes may fail to prevent regulatory penalties and reputational harm, both at operating subsidiaries and at joint ventures or associates”.

ArcelorMittal Affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. In 2012, HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder holds an indirect 48.8% stake, engaged in certain transactions described in Section 13(r). Hindustan Petroleum Corporation Limited, a Government of India majority-controlled entity, holds a 48.8% stake in HMEL and the remaining 2.4% of HMEL is held by institutions, most of which are also Government of India majority-controlled entities.

HMEL owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India, which was commissioned in February 2012. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of approximately $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012.HMEL made no sales of refined products to Iran and engaged in no other transactions with Iran.

Given its relatively short operating history, HMEL has not yet generated any profits. HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL estimates its revenues attributable to crude oil acquired from the NIOC were less than the cost of such crude oil. HMEL does not expect to purchase any further crude oil from the NIOC under current political, economic, and legal conditions.

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

	Flat Carbon Americas
	ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica no. 1-B, 60950, Cd. Lázaro Cárdenas,Michoacán, Mexico	100.00%
	ArcelorMittal USA LLC	1, South Dearborn,Chicago, IL 60603, USA	100.00%
	ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%

	Flat Carbon Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
	ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.70%
	ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
	Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
	Industeel France S.A.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
	ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%

	Long Carbon Americas and Europe
	Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
	ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
	ArcelorMittal Brasil S.A.	1115, Avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
	ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal Montreal Inc	4000, route des Aciéries, J0L 1C0, Contrecoeur, Québec, Canada	100.00%
	ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
	ArcelorMittal Ostrava a.s.	Vratimovska Str, 689, CZ-70702 Ostrava-Kunčice, Czech Republic	100.00%
	ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas,Couva, Trinidad and Tobago	100.00%
	Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, D-47137 Duisburg, Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%

	AACIS
	ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, 1911, Vanderbijlpark, South Africa	52.02%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Mining
	ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, Montreal, Québec, Canada H3A2N4	100.00%
	Arcelormittal Liberia Ltd	14th Street, Tubman Blvd, Sinkor, Monrovia, Liberia	70.00%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Distribution Solutions
	ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

1	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a joint venture controlled by ArcelorMittal.

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

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2012, shipments from Flat Carbon Americas totaled 22 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 14 integrated and mini-mill sites located in six countries. In 2012, shipments from Flat Carbon Europe totaled 26 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing, pipes and tubes, sheet piles, rails, ingots, speciality bars and slopes. In Long Carbon Americas, production facilities are located at 14 integrated and mini-

mill sites located in six countries, while in Long Carbon Europe production facilities are located at 16 integrated and mini-mill sites in nine countries. In 2012, shipments from Long Carbon Americas and Europe totaled approximately 23 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2012, shipments from Asia, Africa and CIS totaled approximately 13 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2012, iron ore and coal production from own mines and strategic contracts totaled approximately 68.1 million tonnes and 8.9 million tonnes, respectively.

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

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s continuing operations:

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	59	34.4	26.4
	Sinter Plant	34	102.7	65.9
	Blast Furnace	61	97.9	63.9
	Basic Oxygen Furnace (including Tandem Furnace)	73	104.5	69.1
	DRI Plant	16	12.6	8.2
	Electric Arc Furnace	46	35.1	21.6
	Continuous Caster—Slabs	48	93.6	57.5
	Hot Rolling Mill	23	77.8	49.6
	Pickling Line	41	37.1	17.8
	Tandem Mill	36	40.6	25.3
	Annealing Line (continuous / batch)	58	21.5	11.3
	Skin Pass Mill	41	24.1	11.8
	Plate Mill	12	7.4	3.1
	Continuous Caster—Bloom / Billet	47	39.2	24.6
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	6.1
	Billet Rolling Mill	3	2.6	1.5
	Section Mill	28	14.7	9.2
	Bar Mill	29	10.8	6.2
	Wire Rod Mill	22	14.2	9.3
	Hot Dip Galvanizing Line	61	20.8	14.9
	Electro Galvanizing Line	13	2.7	1.5
	Tinplate Mill	17	3.6	2.2
	Tin Free Steel	1	0.3	0.1
	Color Coating Line	19	2.7	1.5
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	64	3.1	1.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

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

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations-Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat

	Production Facilities-Flat Carbon Americas

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	8	7.2	5.6
	Sinter Plant	4	10.9	6.9
	Blast Furnace	15	26.8	19.6
	Basic Oxygen Furnace	19	31.5	21
	DRI Plant	2	4.1	2.9
	Electric Arc Furnace	6	6.2	4.6
	Continuous Caster—Slabs	18	37.3	23.8
	Hot Rolling Mill	7	25.4	19.2
	Pickling Line	9	10.1	6.6
	Tandem Mill	9	12.9	9.9
	Annealing Line	16	7.0	4.5
	Skin Pass Mill	13	8.0	4.8
	Plate Mill	5	2.8	1.5
	Hot Dip Galvanizing Line	16	6.0	5.1
	Electro Galvanizing Line	1	0.4	0.3
	Tinplate Mill	3	0.8	0.6
	Tin Free Steel	1	0.3	0.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

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

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand-alone coke plants are located in Warren and Monessen. The Monessen coke plant has been temporarily idled since May 2009.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 5.4 million tonnes of crude steel in 2012.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill facility. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.6 million tonnes of crude steel in 2012.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. ArcelorMittal’s second steel producing facility in Cleveland, which was idled in September 2008, began production again in May 2012. Cleveland produced 2.7 million tonnes of crude steel in 2012.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.6 million tonnes of crude steel in 2012.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.6 million tonnes of crude steel in 2012.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (1) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (2) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (3) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume near Jackson, Mississippi with a 270,000 tonne annual production capability, (4) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (5) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago , Indiana.

ArcelorMittal USA has two-stand alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke, which has been temporarily idled since May 2009.

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

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 4.4 million tonnes of crude steel in 2012.

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

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2012, AMLC produced 2.1 million tonnes of crude steel.

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, ExtragalTM and GalvalumeTM steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 84 conventional and 40 high hydrogen bases for batch annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.7 million tonnes of crude steel in 2012.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations-Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated and Downstream	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec, Zdzieszowice	Integrated and Downstream	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Republic	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France,Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing	Mini-mill and Downstream	Flat

	Production Facilities-Flat Carbon Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	24	14.9	12.2
	Sinter Plant	15	55.8	33.3
	Blast Furnace	23	41.7	26.2
	Basic Oxygen Furnace	24	40.5	28.3
	Electric Arc Furnace	5	2.7	0.8
	Continuous Caster – Slabs	20	42.1	26.6
	Hot Rolling Mill	11	39.9	24.2
	Pickling Line	25	21.3	8.5
	Tandem Mill	20	22.9	13.0
	Annealing Line (continuous / batch)	24	10.4	5.1
	Skin Pass Mill	17	10.4	4.3
	Plate Mill	6	4.0	1.4
	Continuous Bloom / Billet Caster	3	3.5	1.8
	Hot Dip Galvanizing Line	34	13.2	8.8
	Electro Galvanizing Line	9	2.1	1.1
	Tinplate Mill	9	2.0	1.2
	Color Coating Line	17	2.5	1.4

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.4 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tonnes of crude steel in 2012.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line coupled to a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines, one of which is located in Tallinn and has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.7 million tonnes of crude steel. In 2012, ArcelorMittal Atlantique produced 6.1 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen converters, one ladle treatment, two RH vacuum degassers, three continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operations in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012. After this period, ArcelorMittal and the French government reached an agreement which resulted in idling of the liquid phase without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology.

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. The Florange site has a total annual production capacity of 2.6 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces, a steel-making division with two bottom blowing basic oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion. The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from Dunkirk. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, picking and tandem mill for packaging, two continuous annealing lines, a batch annealing and two temper mills, two tinplate mills, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tinplate (DWI). Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic-coated), while others are designed for the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). Approximately 91% of the sites’ total production supplies the French and European Union markets.

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two basic oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting. A small blast furnace with approximately 0.5 million tonnes of capacity has been temporarily idled since November 2011 due to weak market demand.

In 2012, ArcelorMittal Eisenhüttenstadt produced 1.7 million tonnes of crude steel. Its annual production capacity is 2.4 million tonnes of crude steel. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2012, ArcelorMittal España produced 2.9 million tonnes of crude steel.

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

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet.

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and another one in Gijón for long products, with two casters for blooms and billets, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include one pickling line, two five-stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes coating facilities in Lesaka and Legasa and also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.5 million tonnes of crude steel in 2012.

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

ArcelorMittal Belgium

ArcelorMittal Gent

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.7 million tonnes of crude steel. In 2012, ArcelorMittal Gent produced 4.6 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

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

ArcelorMittal Liège

The primary facilities of ArcelorMittal Liège upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces and the Chertal plant, which includes a steel shop with three basic oxygen converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill.

On October 14, 2011, the Company announced its intention to close the primary ArcelorMittal Liège upstream facilities, which had been idled since August 2011.

In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liege, Belgium following a 12-month consultation process.

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and two continuous annealing lines (located in Jemeppe and Tilleur), four hot dip galvanizing lines (one of which is a combiline with organic coating) and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, two hot dip galvanizing lines and three organic coating lines, one of which is located in Avellino. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 1.8 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces (one of which has been temporarily idled since October 2011 due to weak market demand), two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.4 million tonnes of crude steel in 2012, as the plant was idled during the first half of the year due to market conditions.

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent approximately 24% of total shipments, most of them in Western Europe.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”) in Le Creusot, France; Industeel Loire (“IL”) in Chateauneuf, France; Euroform in Saint-Chamond, France; ArcelorMittal Ringmill in Seraing, Belgium; Industeel Dunkerque in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

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

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2012, including 0.04 million tonnes of semi-finished products.

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

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Świętochłowice, Chorzów and Zdzieszowice in Poland. AMP’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzów and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.1 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold rolled sheets and strips, galvanized sheets, wire-rods, and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, one sinter plant in Dabrowa Gornicza and one in Krakow which has been temporary idled since July 2012, four blast furnaces (three of which are operational), six basic oxygen converters, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, four of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one cold rolling mill for narrow strips. The heavy plate mill in Batory was sold in May 2012 to HW Pietrzak. ArcelorMittal Poland produced 4.2 million tonnes of crude steel in 2012.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, four blast furnaces (two of which are operational), three basic oxygen converters, three continuous slab casters, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2012, crude steel production of ArcelorMittal Galati was 1.7 million tonnes which are sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish, Balkan and European markets.

The purchase agreement for the facility between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG. Following the completion in 2011 of a $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati believes that it has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged pending resolution of an ongoing arbitration with the Authority for State Assets Valuation regarding the capital expenditure commitment.

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

Production Locations-Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long / Sections, Wire Rod. Pipes and Tubes
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Chorzow	Integrated and Downstream	Flat, Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Flat, Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Bars & Special Sections
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections, Wire Rod, Bars
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Integrated	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Société Nationale de Sidérurgie (Sonasid)	Morocco	Nador, Jorf Lasfar	Mini-mill	Long / Wire Rod, Bars, Rebars in Coils
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Bars
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	LaPlace, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long / Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	Integrated, and Downstream	Long / Bar, Wire Rod
ArcelorMittal Tubular Products	Romania, Czech Republic, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Karvina, Krakow, Vereeniging, Aktau, Temirtau, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry, Barquisimeto, Matanzas, La Victoria	Downstream	Pipes and Tubes

	Production Facilities-Long Carbon Americas and Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	5	2.4	1.9
	Sinter Plant	6	10.5	6.4
	Blast Furnace	11	9.4	5.8
	Basic Oxygen Furnace (including Tandem Furnace)	14	12.9	7.0
	DRI Plant	7	6.8	4.1
	Electric Arc Furnace	30	22.9	14.5
	Continuous Caster—Slabs	4	3.1	1.1
	Hot Rolling Mill	2	3.2	0.6
	Pickling Line	3	1.1	0.3
	Tandem Mill	3	1.1	0.3
	Annealing Line	9	0.9	0.3
	Skin Pass Mill	2	0.7	0.1
	Continuous Caster—Bloom / Billet	40	30.6	20.1
	Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
	Billet Rolling Mill	2	1.1	0.6
	Section Mill	19	10.0	5.9
	Bar Mill	26	9.8	5.6
	Wire Rod Mill	18	11.6	7.6
	Hot Dip Galvanizing Line	6	0.2	0.1
	Electro Galvanizing Line	2	0.1	0.0
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	64	3.1	1.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production  numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales.

ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), three mini-mills (the Juiz de Fora, Piracicaba and Cariacica plants—Brazil), one rerolling plant (Itaúna), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2012, it produced 3.4 million tonnes of crude steel and a total of 3.3 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products that are sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low- and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA—Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda. consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil sector include welded mesh, trusses, pre-stressed wire, annealed wire and nails. ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility.

Acindar Industria Argentina de Aceros S.A.

ArcelorMittal Acindar is the largest long steel maker in Argentina. The main facilities are located in Villa Constitution, in the Santa Fe Province and it has three rerolling plants (Navarro, Bonelli and Fenicsa plants). Facilities in Villa Constitucion include a direct reduction plant, a melt shop (three electric arc furnaces, two ladle furnaces and continuous casting), rolling mills, wire production and construction service facilities. The ArcelorMittal Acindar plant covers an area of approximately 2.8 square kilometers. In 2012, Acindar produced 1.4 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2012, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2012, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2012, the Indiana Harbor bars facility produced 0.2 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”.)

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets and machinery equipment. Principal facilities consist of an electric arc furnace, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2012, the Steelton facility produced 0.4 million tonnes of crude steel.

ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace, one ladle furnace, a billet caster and a wire rod rolling mill. In 2012, the Georgetown facility produced 0.3 million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2012, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. In 2012, the LaPlace facilities produced 0.3 million tonnes of crude steel.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2012, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

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

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario, and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply. Atcan, a scrap collection site near Bathurst, New Brunswick was sold in 2012.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is one of the largest exporters of rebar and wire rod in Mexico. Its main facility is located in Lázaro Cárdenas, Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described under “Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.7 million tonnes of crude steel capacity. In 2012, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces converters, three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Cordoba facility (electric arc furnace for liquid steel and billet caster) and the Tultitlan rolling mill have not been operational since 2009. Tultitlán’s location, near Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two basic oxygen converters, one blooms caster, a billet caster and a billet mill. The Hochfeld facility is a wire rod mill. The two plants cover an area of 1.9 square kilometers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Duisburg produced 1.14 million tonnes of crude steel in 2012. Duisburg’s production is mainly sold in the European market primarily to automotive, railway and engineering customers.

Duisburg erected a new wire rod mill in Ruhrort, with a capacity of 0.5 million tonnes. Hot commissioning tests began during the fourth quarter of 2012.

ArcelorMittal Hamburg

ArcelorMittal Hamburg’s production facilities include one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. Hamburg covers a leased area of approximately 0.6 square kilometers. ArcelorMittal Hamburg produced 0.944 million tonnes of crude steel in 2012. Hamburg’s production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gandrange

Arcelormittal Gandrange is located in France. The Gandrange facilities include a bar/wire rod mill (LCB) and a wire rod mill (STFS) located in Schifflange. The Gandrange site covers 2.8 square kilometers, whereas the Schifflange site covers 0.03 square kilometers.

In 2009, the electric arc furnace and the billet mill were closed permanently in the Gandrange site. In 2009, the LCB mill was transformed to broaden its product range. During 2012, LCB finalized the revamping of its conditioning line in order to increase its productivity and reliability.

LCB produces mainly alloyed bars and wire rod. Its production is mainly sold in the European market, primarily to forgers and the wire-drawing industry.

As of the fourth quarter of 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand; low production volumes represented only 10% of the rolling mill’s capacity. As a consequence, Schifflange Wire Rod Mill was indefinitely idled beginning in January 2013.

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the ArcelorMittal group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (two of which are operational), four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill. In 2012, ArcelorMittal Ostrava produced 1.8 million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 55% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Belval and Differdange, Luxembourg. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers.

During 2012, ArcelorMittal Belval implemented a caster stand modification project to produce high quality beam blanks.

ArcelorMittal Belval & Differdange produced 2.2 million tonnes of crude steel in 2012. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles. Its production is sold to the local European construction market as well as for export.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange facilities are located in Rodange/Schifflange in Luxembourg. It has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. The Rodange plant covers an area of approximately 0.5 square kilometers and the Schifflange plant covers an area of approximately 0.4 square kilometers.

In March 2012, due to continuing weakness in the construction market in Western Europe and the lack of any sign of a meaningful recovery, ArcelorMittal Rodange & Schifflange extended the idling of its electric arc furnace and continuous caster in Schifflange for an indefinite period of time. The Rodange rolling mills also operated at a lower level during 2012.

ArcelorMittal Rodange & Schifflange produced 131,000 tonnes of finished products in 2012. Its products are primarily sold to the construction and railways industries with considerable volumes sold for export.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland. Its plant includes an electric arc furnace with vacuum degassing system, a continuous caster, one modern rolling mill producing special quality bars and rebars, one finishing line for special quality bars and one medium section mill. The unit covers an area of approximately 2.7 square kilometers. In 2012, ArcelorMittal Warszawa closed the medium section mill earlier producing special quality bars and concentrated all rolling production (rebars and quality bars) on the new bar mill.

AM Warszawa produced 0.57 million tonnes of crude steel in 2012. ArcelorMittal Warszawa produces bars and alloyed bars sold to the local European construction and mechanical engineering markets.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumárraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a sections rolling mill. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.85 million tonnes of crude steel in 2012. Its production is sold to local construction market as well as for export.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. Its plants cover an area of 0.2 square kilometers. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled. It produced 0.322 million tonnes of finished products in 2012. Bergara’s production is sold primarily to the local European construction market.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. Its plants cover an area of 0.429 square kilometers. It produced 0.6 million tonnes of crude steel in 2012. Zummaraga’s production is primarily sold to the construction markets as well as the forging and mechanical engineering markets.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills producing rebars and merchant bars. Its plants cover an area of 0.2 square kilometers. In 2012, ArcelorMittal Zaragoza produced 0.454 million tonnes of crude steel. Zaragoza’s production is primarily sold to the local European and Maghreb construction markets.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two basic oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2012, the Asturias steel plant produced 0.6 million tonnes of crude steel. In 2012, Gijon successfully completed its new project of head hardening, a high added value rails where production reached 61,000 tonnes during 2012. Asturias’ production is primarily sold to the railway, automotive and construction industries.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, sinter plant, an electric arc furnace (ready for operation), a blast furnace, basic oxygen converter, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2012, ArcelorMittal Zenica produced 0.7 million tonnes of crude steel.

ArcelorMittal Zenica produces long and forged products. ArcelorMittal Zenica’s production is primarily sold to the Balkan and European markets. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces (one of which is operational), two basic oxygen converters, five continuous casters (three billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanizing mill, a rebar and wire rod mill and a seamless tube mill. In 2012, ArcelorMittal Annaba produced 0.55 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its production is primarily sold to the domestic Algerian market. Annaba sells most of its production to the construction, engineering, packaging and petrochemical industries.

Société Nationale de Sidérurgie

Société Nationale de Sidérurgie (Sonasid) is the largest long steel producer in Morocco and has facilities in Nador and Jorf Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Its plants cover an area of 2.03 square kilometers. Sonasid produced 0.515 million tonnes of crude steel in 2012. Sonasid’s production is mainly sold to the domestic Moroccan construction market.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, one ladle furnace, one continuous caster and a sections rolling mill. Its plants cover an area of 3.4 square kilometers. In 2012, ArcelorMittal finalized a major revamping of its rolling mill, consisting in a new continuous line with 12 new stands and reheating furnace and reversible stand revamping, increasing its capacity to 0.4 million tonnes,  ArcelorMittal Hunedoara produced  0.185 million tonnes of crude steel in 2012. Hunedoara’s production is mainly sold to the pipe and tubes industries as well as the European construction market.

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

In 2012, in order to respond to the demand for ERW tube manufacturing from dual phase steel, ArcelorMittal installed a new ERW tube mill at the Monterrey facility in Mexico.

Industrias Unicon

Industrias Unicon (“Unicon”) is the largest production unit of the Tubular Products division and is spread over five locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2012, Unicon produced 0.2 million tonnes, the production being constrained by availability of hot rolled coils within Venezuela and temporary restrictions on electricity consumption imposed by the government due to shortage of electricity in Venezuela.

ArcelorMittal Tubular Products Ostrava

Located in Ostrava, Czech Republic, ArcelorMittal Tubular Products Ostrava (“Ostrava”) has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills have a size range of 21 millimeters to 273 millimeters while the large diameter spiral welded mill has a size range of 324 millimeters to 820 millimeters. In 2012, Ostrava produced 0.25 million tonnes of pipes for sale within Europe as well as for export.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added DOM tubing in North America. With a production (rolling) capacity of 0.25 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2012, Shelby produced 0.2 million tonnes for sale mainly within North America.

ArcelorMittal Tubular Products Monterrey

Located in Monterrey, Mexico, ArcelorMittal Tubular Products Monterrey (“Monterrey”) produces tubes for automotive and mechanical customers.  In addition, it provides slitting and warehousing of flat rolled coils and various cutting and fabricating services to produce tubes tailored to customers’ requirements.  Monterrey currently has the capacity to produce 0.12 million tonnes on two mills, in the size range of 0.05” to 2.5” and 1 7/8” to 6 7/8”. Installation of a second small mill was completed during the fourth quarter of  2012, increasing its capacity by an additional 0.02 million tonnes. With this investment, Monterrey has begun to supply dual phase tubing for specialized automotive applications. The primary source of supply of flat rolled coils is ArcelorMittal mills in North America. In 2012, Monterrey produced 0.06 million tonnes for sale mainly in Mexico.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine and South Africa. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the AACIS segment:

Production Locations-AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Temirtau	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

	Production Facilities-AACIS

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	22	9.9	6.6
	Sinter Plant	9	25.5	19.3
	Blast Furnace	12	20.1	12.3
	Basic Oxygen Furnace (including Tandem Furnace)	16	19.6	12.8
	DRI Plant	7	1.8	1.1
	Electric Arc Furnace	5	3.3	1.7
	Continuous Caster—Slabs	6	11.2	6.0
	Hot Rolling Mill	3	9.4	5.6
	Pickling Line	4	4.6	2.4
	Tandem Mill	4	3.7	2.2
	Annealing Line (continuous / batch)	9	3.2	1.4
	Skin Pass Mill	9	5.0	2.7
	Plate Mill	1	0.6	0.2
	Continuous Caster—Bloom / Billet	4	5.2	2.6
	Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.8
	Billet Rolling Mill	1	1.5	0.9
	Section Mill	9	4.7	3.3
	Bar Mill	3	1.0	0.6
	Wire Rod Mill	4	2.6	1.7
	Hot Dip Galvanizing Line	5	1.4	0.9
	Electro Galvanizing Line	1	0.1	0.1
	Tinplate Mill	5	0.8	0.4
	Color Coating Line	2	0.2	0.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and had an installed capacity of approximately 7.8 million metric tonnes of crude steel until the end of September 2012. In October 2012, three electric arc furnaces at Vanderbijlpark were indefinitely idled, reducing total capacity of ArcelorMittal South Africa to approximately 6.3 million metric tonnes. In 2012, ArcelorMittal South Africa produced 4.9 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main steel production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.3 million tonnes prior to the closure of the electric arc furnaces in October 2012 and 2.8 million tonnes following the closure. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod, and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.2 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Slightly over 70% of its products are sold in the South African domestic market, while

Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven batteries, three sintering plants, five blast furnaces (three of which are operational), six basic oxygen converters, and one twin open hearth furnace, six-strand continuous billet caster, two blooming mills and six light section / bar mills and three wire rod mills.

It covers an area of approximately 120 square kilometers including mines and various recreational centers. ArcelorMittal Kryviy Rih also has iron ore mines (see “Mining” below for further information).

ArcelorMittal Kryviy Rih is committed to invest at least $500 million pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2012, ArcelorMittal Kryviy Rih had spent approximately $796 million toward these commitments. ArcelorMittal Kryviy Rih also undertook certain labor obligations relating to preservation of headcount and average wages; these obligations have been fulfilled and the obligation period expired in 2012.

ArcelorMittal Kryviy Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 6.4 million tonnes in 2012.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2011 through acquisitions of non-controlling interests. In 2012, the Company’s ownership in ArcelorMittal Kryviy Rih remained at 95.13%.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries, one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen converters, two continuous slab casters, one continuous billet caster, one hot strip mill, two pickling lines, two cold rolling mills, two continuous annealing lines, two batch annealing areas, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, one welded pipe mill and a bar mill. It covers an area of approximately seven square kilometers. In 2012, ArcelorMittal Temirtau produced 2.9 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “Mining” below for further information).

ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

Distribution Solutions

ArcelorMittal Distribution Solutions (“AMDS”) segment is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. In addition to ArcelorMittal Distribution, specific solutions are dispatched in five other business lines: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Downstream, and ArcelorMittal Wire Solutions.

During the course of 2012, in response to the challenging economic context and overcapacity in Western Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, Netherlands, France, Germany, Spain, Italy, Greece and Portugal. Businesses or sites have been also sold in Belgium, Italy and France.

ArcelorMittal Distribution

ArcelorMittal’s range of distribution solutions is organized across a dozen of specific geographical areas: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey, Poland, Southeastern Europe, UK/Scandinavia and South America. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction Solutions

ArcelorMittal Construction Solutions provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 22 countries, ArcelorMittal Construction Solutions has three principal activities: Arval serves diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects. Arclad provides standard cladding profiles and panels with short delivery times. Armat is focused on distributors providing products such as roof tiles, rainwater evacuation systems, accessories and panels for residential applications.

ArcelorMittal International

ArcelorMittal International (AMI) is the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, it is the spearhead for ArcelorMittal expansion in emerging markets. Organized in ten business areas with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to our upstream partners.

ArcelorMittal Projects

ArcelorMittal Projects provides distribution solutions and services for projects in foundation solutions, infrastructure, oil and gas, and building related steel constructions.

In-house production and processing facilities, combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range with on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration. ArcelorMittal Projects supports its customers with project management skills, engineering assistance and strategically located stock yards that provide short delivery times.

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects all over the world.

The sale of Skyline Steel in June 2012 marked the exit of ArcelorMittal Projects from North American operations (see “Item 4A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2012), while ArcelorMittal Projects still operates in the other regions worldwide—in particular, Central and South America, Europe, East Asia, Middle East, Africa, and Australia.

ArcelorMittal Downstream

ArcelorMittal Downstream (previously known as Total Offer Processing) provides a global offer in steel processing, ranging from design to production of steel components to steel solutions for key industrial accounts. The market sectors include railways, crane and lifting machinery, yellow goods, agriculture, trucks, renewable energies and electrical appliances.

ArcelorMittal Wire Solutions

Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Its 17 production sites are spread across Europe, the United States, China, South Korea (through its long standing joint venture Kiswire-ArcelorMittal), Malaysia and Vietnam, with worldwide distribution channels. Wire Solutions has developed recognized brands and high-quality products with a broad range of tailor-made solutions used in diverse businesses from fencing and off-shore platform mooring to tire and concrete reinforcement.

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	100	Iron Ore Mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron Ore Mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	70	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98.64	Coal Mine (underground)	Coking coal

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

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 16 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9 million tonnes of pellets. The mine produced 9.01 million tonnes of pellets and 6.03 million tonnes of concentrate in 2012.

Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.

On December 31, 2012, ArcelorMittal entered into an agreement pursuant to which its wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint ventures for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.

ArcelorMittal Minorca holds mining rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.9 million metric tonnes of fluxed pellets in 2012. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mining rights over 7,380 acres in 43 contiguous mineral leases, and is located six kilometers north of Hibbing in the northeast of Minnesota. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 8.1 million metric tonnes of taconite pellets in 2012 (of which 62.3% is ArcelorMittal’s share).

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

The Peña Colorada pelletizing facility produced 4.07 million tonnes of pellets and 0.43 million tonnes of concentrate in 2012 (of which 50% is ArcelorMittal’s share). Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Lazaro Cardenas and for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mining rights over 1,050 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the Lázaro Cárdenas steel plant or exported. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.

The Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010.  The Volcan operations produced 2.15 million tonnes of concentrate in 2012.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining four-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

The Las Truchas mine holds mining rights over 14,489 hectares to support its operations located approximately 27 kilometers southeast of the town of Lazaro Cardenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2012 production concentrate, lumps and fines totaled 2.93 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Federal Commission of Electricity (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lazaro Cardenas.

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

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brazil holds mining rights over the central claims of the Andrade deposit located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

The Andrade mine supplies sinter feed to ArcelorMittal Long Carbon – João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (CSBM) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2012, the Andrade mine produced 2.34 million tonnes of sinter feed. The increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mining rights over the central and east claims of the Serra Azul deposit, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2012, ArcelorMittal Serra Azul produced 1.72 million tonnes of lumps and sinter fines.

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

Processing at the mines is limited to primary crushing. The two mines produced 1.44 million metric tonnes of lumps and sinter fines in 2012. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2012 due to deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns at the two mines in accordance with industry best practices. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mining rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2012, ArcelorMittal Prijedor produced 2.08 million tonnes of aggregated lumps and fines.

In 1916, Austrian mining companies established the first industrial production of iron ore in the Prijedor area. The mines were nationalized in the 1950s, and were then owned by Iron Mines Luubija Company until Mittal Steel acquired 51% of the company in 2004.

The Omarska deposit is composed of two ore bodies: Jezero and Buvac. The Jezero open pit began operating in 1983 and, following an interruption in production during the Bosnian civil war in the 1990s, production resumed in 2004.

However, since 2011, ore has only been produced at the Buvac pit. The Buvac pit was opened in 2008 and is located within a carboniferous clastic and carbonates sediments containing iron mineralization in the form of beds concordant with host rocks or in the form of massive irregular blocks. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes.  Buvac ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering oxidization of the primary siderite bodies.

ArcelorMittal Kryviy Rih

ArcelorMittal Kryviy Rih (“AMKR”) holds mining and surface rights to support its operations located roughly within the limits of the city of Kryviy Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. ArcelorMittal Kryviy Rih has two iron ore mines: an open pit mine feeding a concentration plant that produced 9.79 million tonnes of concentrate in 2012, known as the Kryviy Rih open cast, and an underground mine with production of 0.91 million tonnes of lump and sinter feed in 2012, known as the Kryviy Rih underground mine.

The iron ore extracted from Kryviy Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the nearby concentrator. The concentrator production process includes crushing, hydroclassifiers and low intensity magnetic separation. The iron ore extracted from Kryviy Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryviy Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. Operations began at Kryviy Rih open cast in 1959 and at Kryviy Rih underground mine in 1933. ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2012 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 2.27 million tonnes of concentrate in 2012. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Stroiinvest and Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.68 million tonnes of concentrate in 2012. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2012 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.64 million tonnes of lump and fines in 2012. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.44 million tonnes of concentrate and fines in 2012. The mining lease was obtained by ArcelorMittal in 2004. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometer along strike. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. The dry magnetic separation plant was commissioned in 2012 and the Company is still working towards the rated capacity of 300t/h. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

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

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2012 was at 3.25 million tonnes. The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (LAMCO), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

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

The combined production of the mines in 2012 was 2.44 million tonnes of washed and directly shippable coal.

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

The mines are located in an area with well-developed infrastructure around the regional center of Karaganda city. Within a distance of 10 to 60 kilometers are the following satellite towns: Shakhtinsk, Saran and Abay, as well as Shakhan and Aktas. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants and power stations.

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

The Shakhtinskaya mine began operations in 1973.  The nearest community is Shakhtinsk, which is located 10 kilometers to the southeast, and Shakhan, which is located seven kilometers to the north. Saran is located 18 kilometers to the east. Karaganda City is located approximately 35 kilometers to the east.

The Tentekskaya mine began operations in 1979. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station MPS-Karabas is located approximately 35 kilometers to the southeast.

Abayskaya, Shakhtinskaya, Lenina, Tentekskaya and Kazakhstanskaya mines receive energy from high-voltage lines of Karaganda.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to group steel plants, mainly to ArcelorMittal Kryviy Rih in Ukraine.  In 2012, the Karaganda Coal Mines produced 4.54 million tonnes of metallurgical coal and approximately 1.74 million tonnes of thermal coal consumed by the Temirtau steel operations.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. ArcelorMittal holds approximately 98.64% of these mines. Power is supplied to JSC "Ugolnaya Kompaniya "Severniy Kuzbass" from the wholesale market by the national grid company FSK (Federal Grid Company) Russia through grids of MRSK (Interregional Distribution Grid Company) Siberia.

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

The main consumers of the coking coal produced are ArcelorMittal Kryviy Rih and some local coke producers. In 2012, Kuzbass produced 1.23 million tonnes of metallurgical coal.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2012 and those that are currently ongoing.

Completed Projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	Q4 2012

Ongoing Projects[1]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	Q1 2013
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt / year)	H1 2013
	Liberia	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore concentrate)	2015[2]
	FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
	FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
	LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

1	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
2

The Company’s Board of Directors has approved the Phase 2 expansion of Liberia project that would lead to annual concentrate production capacity of 15 million tonnes per annum. The first concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

Reserves (Iron Ore and Coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves.  The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine, Algeria and Kazakhstan. In Canada, the Company intends to develop a large greenfield project on Baffin Island.  The Company’s metallurgical coal mining operations are located in the United States, Kazakhstan and Russia.

The estimates of proven and probable ore reserves at our mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Marshall Miller & Associates, Inc. prepared the estimates of reserves for our Princeton underground and open pit operations. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3D—Risk Factors—Risks to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.”

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; all our operations with significant ore reserve estimates as at December 31, 2011 were independently audited in 2012 by RPA Inc., SRK Consulting (UK) Limited and AMEC International Ingeniería y Construcción Limitada and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table above under “Mining” for the ownership interest of ArcelorMittal in each mine. All of the reserve figures presented represent estimates at December 31, 2012 (unless otherwise stated).

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

In Eastern Europe (Bosnia) and the Commonwealth of Independent States (CIS), ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in several former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”.

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2012. The average iron ore reference price for the last three years (2010 – 2012) was $148.6/dmt CFR China duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal reference price was $231.64/tonne FOB Australia. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2012. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2012						As of December 31, 2011
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	1,484	27.5	468	31.3	1,952	28.4	1,965	28.8
Baffinland - Canada	160	64.4	215	64.9	375	64.7	375	64.7
Minorca - USA	147	23.3	4	23.2	151	23.3	159	23.1
Hibbing - USA	300	19.1	21	18.9	321	19.1	387	19.0
Mexico (excluding Peña Colorada)	59	33.1	77	27.3	136	29.8	108	31.0
Peña Colorada - Mexico	126	24.2	133	23.0	259	23.6	182	27.0
Brazil	102	59.3	19	52.5	121	58.2	131	57.8
Liberia	-	-	526	48.4	526	48.4	14	59.5
Bosnia	-	-	32	45.8	32	45.8	35	45.8
Ukraine Open Pit	245	33.0	-	-	245	33.0	268	34.0
Ukraine Underground	24	55.0	-	-	24	55.0	25	55.0
Kazakhstan Open Pit	129	39.9	21	36.3	150	39.4	154	40.1
Kazakhstan Underground	-	-	37	42.3	37	42.3	37	42.2
Total					4,331	34.7	3,840	33.4

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2012 Run of Mine Production (Million Tonnes) *	2012 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (excluding Baffinland)	100	1976	46.9	15.0	28
	Baffinland - Canada	70	Project in development			21
	Minorca - USA	100	1977	8.9	2.9	17
	Hibbing - USA	62.31	1976	29.5	8.1	11
	Mexico (excluding Peña Colorada)	100	1976	8.2	5.1	20
	Peña Colorada - Mexico	50	1974	8.4	4.5	19
	Brazil	100	1944	5.4	4.1	20
	Algeria	70	1921	1.3	1.4	N/A3
	Liberia	70	2011	3.3	3.3	20
	Bosnia	51	2008	3.0	2.1	11
	Ukraine Open Pit	95.13	1959	24.1	9.8	8
	Ukraine Underground	95.13	1933	0.8	0.9	16
	Kazakhstan Open Pit	100	1976	6.4	3.4	27
	Kazakhstan Underground	100	1956	1.7	0.6	19

1

Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2012 included the DSO produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The DSO produced from Liberia had an average iron content of approximately 60% in 2012 while the sinter fines produced for external customers in Brazil from our Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2012 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2012 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

3	Estimated mine life from iron ore reserve estimates is not available by end of 2012 due to deficiencies in the drilling data recording and archiving process.
*	Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2012 versus 2011

Our iron ore reserve estimates have increased between December 31, 2011 and 2012 by 491 million metric tonnes of Run of Mine. This increase is mostly due to the finalization of a mine plan and new feasibility study for our expansion project (Phase 2) in Liberia resulting in a net increase of 512 million metric tonnes and an update of the mine plan of the Mexican operations resulting in the addition of 112 million metric tonnes. This increase was partially offset by approximately 160 million tonnes from the 2012 mining depletion and by other minor re-evaluations of our ore reserves totaling a net increase of 27 million tonnes between the 2011 and the 2012 year-end reserve estimates. The average Fe grade increased by 1.3% on an absolute basis essentially due to the addition of high grade iron ore reserves in Liberia.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2012. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2012									As of December 31, 2011
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes[1]
Princeton - USA	104	62	13	6	116	69	6.5	0.7	17.1	110	70
Karaganda - Kazakhstan	12	6	161	77	173	83	10.5	0.7	27.0	182	80
Kuzbass - Russia	16	10	13	8	29	19	9.8	0.7	24.7	31	20
Total					318	170	8.8	0.7	22.7	323	170

1

Washed or directly shipped saleable tonnage. This tonnage  does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2012 Run of Mine Production (Million Tonnes)	2012 Wet Recoverable production (Million Tonnes)[1]	Estimated Mine Life (Years)[2]
	Princeton - USA	100	1995	3.6	2.4	36
	Karaganda - Kazakhstan	100	1934	10.7	4.5	15
	Kuzbass - Russia	98.64	1958	2.0	1.2	16

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of run of mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2012 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2012 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2012 versus 2011

Our metallurgical coal reserve estimates have decreased between December 31, 2011 and 2012 by approximately 5 million metric tonnes of Run of Mine tonnes due to an annual mining depletion of 16 million tonnes partially offset by an addition of 11 million metric tonnes of coal reserves at the Princeton operations through re-evaluation of the mine plan. No other material changes have occurred between the 2011 and the 2012 year-end reserve estimates.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 88.2 million tonnes of crude steel and, from own mines and strategic contracts, 68.1 million tonnes of iron ore and 8.9 million tonnes of coal in 2012. ArcelorMittal had sales of $84.2 billion and steel shipments of approximately 83.8 million tonnes for the year ended December 31, 2012. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, the fourth largest steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2012, ArcelorMittal had approximately 245,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in over 170 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal for consumption at its steel-making facilities and also for sale commercially outside the Group.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and are affected significantly by general economic conditions, as well as fluctuations in productive capacity utilization and in changes in steel imports/exports and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the 2008-2009 global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock.  The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in 2010 and the first half of 2011 in line with global economic activity. The iron ore and steel market experienced renewed weakening in the second half of 2011, as demand decreased due in part to uncertainty surrounding the Euro-zone sovereign debt crisis and due to significant destocking in the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  The scope and duration of any recovery in activity is difficult to predict and remains subject to significant risks, particularly any escalation of the Euro-zone debt crisis.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and local demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties amounted to 10.4 million tonnes in 2012. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and in particular, the extent to which changes in raw material prices correlate with changes in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to rises in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, as occurred in the fourth quarter of 2008, the first half of 2009 and the third quarter of 2012, decreases in steel prices may outstrip decreases in raw materials costs in absolute terms.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw materials prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs. More recently, iron ore prices averaged over $140 per tonne CFR China and traded within a $20 range during the first half of 2012 but prices then fell below $90 by early September. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw materials inventories will continue to produce more volatile margins and operating results quarter-to-quarter. In an environment of wide fluctuations in the prices of steel and raw materials, mini-mills utilizing scrap as a primary input (which is typically traded on a spot basis) are less exposed to this volatility. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, of which the absolute level was weaker in 2012 compared to 2011, especially in the second half. As the mining segment’s contribution to the Company’s profitability grows, the Company’s exposure to the impact of iron ore price fluctuations also increases.

Economic Environment[1] [2]

After recording average global real gross domestic product (“GDP”) growth of 2.8% in 2011, global GDP is estimated to have slowed to 2.3% in 2012. The year began with a recovery from a sluggish fourth quarter in 2011, but was short-lived as weakness and reduced demand from the Eurozone contributed to the rapid deceleration of emerging-market economies. Further high oil prices tied to tensions over Iran’s nuclear program and the uncertainty surrounding the U.S. fiscal cliff compounded the situation. High debt burdens and austerity of advanced economies and their effects on emerging market growth currently remain the primary risks facing the world economy.

In the United States, the economy continued to expand at a moderate but uneven pace through 2012 with GDP estimated to have grown 2.3%. The US economy gained momentum in the first half of the year, despite financial disruption from the euro crisis. The construction market and consumer demand also showed signs of recovery as 2012 began with improved consumer and business confidence, combined with better job creation. Factors such as pent-up demand and rising credit availability helped the automotive sector gain momentum throughout the year. However, threat of the “fiscal cliff”, the impact of Hurricane Sandy and the increasing tensions over Iran’s nuclear program contributed to sharp increases in oil prices, bringing the United States down from its high at the start of the year. This also affected spending on equipment as firms became more cautious with respect to capital investment plans.

In Japan, the economy is estimated to have grown by 2.0% in 2012. After dampened growth in the latter part of 2011, 2012 started strong with consumer spending and residential construction on the rise, and the impacts of the natural disasters on supply chains and infrastructure damage having been largely overcome. However, Japan’s economy began to struggle in response to weak foreign demand at the end of 2012, exacerbated by the Diaoyus/Senkakus tensions with China impacting in particular Japanese automotive exports. Domestic demand also weakened with a sharp contraction in GDP during the third quarter of 2012, reflected in a depreciation of the Japanese yen in the last quarter of 2012 and pushing incoming Prime Minister Shinzo Abe to unveil a US$122bn spending package to revive the economy.

The economy of the European Union countries (EU27) contracted almost every quarter from the third quarter of 2011, with real GDP contracting by 0.2% in 2012, compared to growth of 1.6% in 2011. A record high Eurozone unemployment rate of 11.8% in November 2012 indicates the toll on labor markets of continued weak economic activity and low business confidence. The situation varies from country to country, with the North (particularly Austria, Benelux, Germany and Scandinavia) faring better than the South (where a tighter fiscal policy and limited consumer spending have hampered domestic demand).

The readiness of the European Central Bank (ECB) to provide unlimited support for sovereign bond markets in September 2012 encouraged investors and eased financial pressures, limiting risk of contagion in the Eurozone. Italian and Spanish sovereign bond yields consequently fell toward sustainable levels compared with late 2011. However, Western Europe is still in a recession and fundamental concerns about austerity, a lack of competitiveness and high debt levels remain.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight, January 16, 2013.

[2] EU27 and United States ASC data is based upon deliveries data collated by Eurofer and American Iron and Steel Institute. Chinese ASC is an estimate calculated from crude steel production and net steel trade based upon China National Bureau of Statistics and Customs data.

Emerging market economies suffered for the first three quarters of 2012 from weak growth due to sluggish demand from developed economies. The Brazilian economy is estimated to have grown by just 1.0% with tightening credit markets in the first half of the year heavily impacting the country’s automotive sales, prompting the government to support purchases through tax breaks.

Chinese GDP grew by 7.7% in 2012, which is the weakest level of growth in the past 13 years. China’s slowdown further impacted other emerging market countries prompting their central banks to reverse the monetary tightening cycle of 2011 and lower interest rates in mid-2012. However, despite experiencing persistently weak exports throughout 2012, in the fourth quarter of 2012, growth improved and the economy showed signs of recovery as infrastructure, retail sales and industrial production growth all picked up.

In India, inflation remains uncomfortably high, limiting the ability to reduce interest rates any further to promote growth. India has struggled with widening current and trade account deficits due to the combination of weaker capital inflows, high imports and slower export growth.

Growth in Kazakhstan and Russia lost momentum compared to 2011, as foreign energy demand reduced and commodity prices weakened.

Growth in global industrial production is estimated to have moderated to 2.3% in 2012, compared to growth of 3.8% in 2011, with output in OECD countries growing 0.6% in 2012, compared to growth of 2.4% in 2011. Output in non-OECD countries grew 4.4% in 2012 against growth of 6.6% in 2011. The combination of stronger demand in the United States and rapid growth in industrial production in East Asia were positive factors in the first half of 2012, with output in OECD and non-OECD countries up 1.7% and 4.1% respectively compared to the first half of 2011. In the second half of 2012, output decreased by 0.7% year-on-year in OECD countries (reflecting low Eurozone demand and tight financial constraints) but remained up 4.8% year-on-year in non-OECD countries.

Global GDP growth slowed in 2012 to 2.3% from 2.8% in 2011 as the global economy was impacted by the slowdown in Chinese growth and uncertainty and austerity in Europe. This led to a slowdown in many steel consuming sectors, particularly construction, contributing to weak underlying real steel demand. Reduced real demand for steel has a knock-on effect on lower demand for raw materials, pushing prices for iron ore and coal down in the third quarter of 2012. This impact is amplified as changes in raw material prices feed back into demand for steel as both end-user and stockists destock. As a result, 2012 global apparent steel consumption (ASC) increased only 1.7%, down sharply from growth of 7.4% in 2011. Within this global ASC growth, regional variations were strong, with apparent steel consumption down a dramatic 9% in Europe, up only 2% in China and over 7% in the United States in 2012 compared to 2011.

Steel Production[3]

Annualized world crude steel production, which had bottomed in March 2009 at 1.1 billion tonnes annualized, recovered to just under 1.4 billion tonnes for the year 2010 (+15.7% y-o-y) and rose to just under 1.5 billion tonnes in 2011 (+7.3% y-o-y). In 2012, there was a further 1.2% year-on-year increase to 1.51 billion tonnes, driven by Chinese growth.

Steel output in China set another record in 2012 reaching 709 million tonnes (+3.5% higher than 2011) as the weak growth in the first half and a slump in the summer was compensated by a stronger second half, as the governments pro-growth policies led to a pick-up in end user demand.

Global production (annualized) outside of China in 2012 decreased 0.8% year-on-year to 802 million tonnes compared to 808 million tonnes produced in 2011. This was mainly due to production declining -4.7% year-on-year in the European Union to 170 million tonnes due to the ongoing economic crisis. In addition, production decreased in South America by -3.0% year-on-year to 47 million tonnes, in Africa by -3.0% year-on-year to 14.8 million tonnes and by -1.2% year-on-year in CIS to 111 million tonnes. Japanese output was relatively stable down only -0.1% year-on-year to 107 million tonnes. In contrast, the NAFTA region saw an increase of 2.6% year-on-year to 121 million tonnes, India was up 4.3% year-on-year to 77 million tonnes and South Korea grew 1.2% year-on-year to 69 million tonnes.

In 2012, global crude steel production rose to nearly 14% above 2007 levels driven by China, India, South Korea and Turkey, which were all at least 30% above their respective 2007 production levels. In sharp contrast, 2012 EU production was down 19% compared to its 2007 level, while 2012 production numbers in North America, CIS and Japan were each around 10% below their respective 2007 levels.

[3]Global production data is from the 62 countries for which monthly production data is collected by the World Steel Association.

The underlying problems associated with the Euro-zone sovereign debt crisis has had a significant impact on steel production in Europe, as the sector adapts to reduced demand (with 2012 EU27 steel demand estimated at 29% below 2007 levels). Despite the region moving from net imports to net exports over the same time period, EU27 steel production is now only 170 million tonnes per year, whereas in 2006, 207 million tonnes were produced, and, in the first half of 2008, production rose to a peak of more than 220 million tonnes annualized. Capacity in Europe at around 240 million tonnes means that steel plants in Europe are running at an average utilisation of 70% of capacity, with up to 50 million tonnes of excess capacity, some of which is being closed.

Global steel capacity utilization declined in 2012, due to reduced demand in Europe but also as newly installed capacity surpassed demand growth in other regions.

In China, steel demand continues to grow but as economic growth slows and the positive impact of the large 2009 infrastructure led stimulus wanes, demand growth has been too slow, leading to a mismatch of supply and demand in 2012. Chinese production rose from approximately 650mt annualized during the first half of 2010 to 700mt in the second half of 2012, whereas capacity rose by over 130mt from the end of 2009 to the end of 2012.

Steel Prices[4]

Steel prices increased during the first quarter of 2012 reaching peak levels of €555 per tonne for spot hot rolled coil (“HRC”) in Europe in March, and about $800 per tonne in the United States in February, from €495 and $750, respectively, at year-end 2011. This sharp increase in prices was mainly driven by customer restocking. In the case of Europe, it was also supported by a weak euro which reduced import attractiveness, while in United States, the steel price increase also reflected strong demand from the automotive, energy and machinery sectors. Construction remained relatively weak in many regions in the first quarter of 2012.

During the second quarter of 2012, market sentiment weakened due to renewed destocking efforts by customers combined with oversupply and poor demand. In the United States, the automotive industry held firm, but overall economic activity slowed down, providing less room for optimism going forward. In Europe, automotive and manufacturing declined as austerity coupled with fears of a Euro-zone breakup took their toll on confidence and output. By the end of the second quarter, HRC prices had lost about $100-130 per tonne from their first quarter peak. Exports from Asian suppliers in China, South Korea and Japan competing with CIS producers for scarce international demand also put pressure on international reference prices. Similarly, the slab market experienced a slump in demand, and prices fell to $550 CFR[5]  in South East Asia at the end of the second quarter of 2012 from levels close to $610 in March 2012.

In the second half of 2012, HRC prices then lost up to $150 per tonne in the United States and about €100 per tonne in Europe from their first-half peak, with HRC prices reaching lows of €460 in Europe and $650 in the United States at the start of the fourth quarter of 2012. This sharp fall was due to generally weak buyer sentiment and uncertain financial markets, with destocking continuing through the third quarter. International export prices remained very weak throughout the second half, with a dramatic fall of over $80 in South East Asia’s spot HRC price in third quarter, followed by another drop of $5-10 in the fourth quarter, leaving spot HRC prices at around $560 CFR in the region, at the year end. Similarly, slab prices also eroded during the second half reaching lows of $460-500 CFR in South East Asia in the fourth of 2012. This dynamic resulted in weak steel selling prices globally for much of the second half of 2012. Only in the last weeks of 2012 was an upward correction visible, on the back of the upward trend in raw material prices, which had been initiated in China driven by strong restocking, with HRC transaction prices moving up for first quarter 2013 delivery. The latest spot HRC market prices for late first quarter of 2013 delivery are at €490-510 per tonne in Europe, at $660-695 per tonne in United States and at $560-575 per tonne in China

Pricing for construction-related long products has been mainly driven by the volatile behavior of scrap prices. After a small improvement in January 2012, with rebar prices in Europe reaching a peak of €580 per tonne, prices went down throughout the first half to €510-535 per tonne in the second quarter for European domestic Rebar, due to weak construction demand. For medium sections, prices peaked at €690 per tonne in February 2012 and settled in the range of €635-660 per tonne at the end of first quarter of 2012, followed by a correction downwards to €575-610 per tonne by the end of the second quarter of 2012. Turkish rebar export prices remained relatively firm and stable during the first quarter, ranging from $650-685 per tonne FOB[6] , but subsequently declined, reaching lows of $615-630 per tonne FOB at the end of the second quarter of 2012, due to scrap prices falling by around $60 per tonne between March and June and ending the second quarter at $385 per tonne CFR Turkey. After the summer holiday period, rebar pricing in Europe improved by about €10 reaching prices between €512-552 per tonne at the end of the third quarter, while medium sections remained relatively stable at €580-605 per tonne. Prices in Europe ended 2012 at €575-610 per tonne for medium sections and €502-532 per tonne for rebar, while Turkish rebar export prices ended the year at $588-599 FOB Turkish port per tonne.

[4] Source: Steel Business Briefing (SBB)

[5]International Commercial Terms, Cost and Freight (“CFR”)

[6]International Commercial Terms, Free on Board (“FOB”)

Prices for industrial long products, like quality wire rods and bars went slightly up in the first quarter of 2012 after the seasonal year-end slowdown in 2011, and remained relatively stable throughout the entire first half of 2012, with quality wire rod prices ranging between €580-600 in Europe. However, in the second half of 2012, due to weakening demand, a negative price trend also impacted quality wire rod products, with prices reaching lows of €550 in the fourth quarter of 2012.

Current and Anticipated Trends in Steel Production and Prices[7]

ArcelorMittal expects global steel production growth to be stronger in 2013 than in 2012, as ArcelorMittal expects global steel demand to grow around 3%  in 2013. In Europe, however,  ASC is expected to decline around 1% year on year, despite an end to destocking as both auto production and construction output continue to decline. In the United States, an improving labor market, rising availability of credit and low interest rates; coupled by pent-up demand is helping both auto and housing output to grow, supporting expected ASC growth of 3 to 4 % in 2013. In China, government pro-growth policies, rising loan growth and a renewed focus on infrastructure spending is driving an expected rebound in ASC growth to 3-4% during 2013. In addition, although global steel consumption as a whole is already back above pre-crisis levels, developed world consumption is not expected to recover to its 2007 peak for at least another 5 years, with demand in EU27 not expected to be back to peak levels until after 2020 and structural overcapacity a continuing issue in the region.

Steel selling prices are also rising in early 2013 in line with improved demand in most regions, due to higher raw material prices and an end to the destocking that was observed during the fourth quarter of 2012. Raw materials prices have a significant impact on steel prices and in particular iron ore prices have risen to a higher level during January 2013, up significantly on fourth quarter prices, albeit only slightly higher than the prices seen in the first quarter of 2012.  In addition to raw materials prices, the sustainability of higher steel prices will continue to depend on an increase in sustainable real demand, and no further exacerbation of the Euro-zone debt crisis.  Underlying real demand appears to still be on a rising trend in the United States while the Euro-zone appears to be stuck in a mild recession.  In both markets inventory levels were cut during the fourth quarter of 2012, which should support demand to a limited extent during the first half of 2013.

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

As with other commodities, the spot market prices for most raw materials used in the production of steel saw their recent lows during the global financial crisis of 2008/2009, but have since recovered with a greater degree of volatility. The main driver for the rise in input prices has been robust demand from China, the world’s largest steel producing country.  For example, in 2010/2011, iron ore reached high levels well above $100 per tonne (e.g. $193 on February 15-16, 2011) due to a lag in additional seaborne supply compared to increased demand for iron ore on the seaborne market, with high cost domestic iron ore in China filling the demand gap.

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases on customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below under “—Iron Ore”, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the first half of 2010, the traditional annual benchmark pricing mechanism was abandoned, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The new model operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index. The new system has since generally been adopted by other suppliers although some iron ore suppliers continue to offer an annual price for their long-term contracts. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot

[7] ASC is forecast by estimating the growth in underlying real steel demand (using forecasts of the main steel consuming sectors from IHS Global Insight and Oxford Economics) and an estimate for the change in inventories of steel, both at end-users and stockists.

prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 as high volatility of prices continued. In 2012, quarterly and monthly pricing systems were the main type of contract pricing mechanisms, but spot purchases also appeared to have gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility.

Iron Ore

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $160 to $190 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011. At $167.59 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($146.71 per tonne CFR China). However, the spot iron ore price closed 2011 at $138.5 per tonne, i.e., $30 per tonne lower than at the end of December 2010.

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices reaching $150 per tonne in April, declining to $132 per tonne in mid-May and then hovering around $135 to $138 per tonne in June.

This price drop and volatility in the second quarter of 2012 reflected the slowing Chinese economy and economic difficulties in Europe, which drove further decline of end user demand for steel and iron ore.  Some temporary support of moderately high prices in the first half of 2012 was provided by the export ban put in place by the Indian government, which limited seaborne supply of Indian iron ore. However, at the beginning of the third quarter of 2012, the weakness in real demand for seaborne iron ore prevailed.  Low buying activity, due to combined effects of weak economic sentiment, low seasonal demand and pressure on steelmaking margins, resulted in record sharp drop in the spot price, which, on September 7, 2012, dropped to a 3-year low of $88.5 per tonne.

In the second half of 2012, spot prices per tonne ranged from $135.25 in beginning of July to $106.5 in end of September and $144.5 at the end of December, with particularly high volatility in December, due to restocking activities in China. This volatility reflects economic uncertainties in Europe as well as in China.

Coking Coal and Coke

As mentioned above, pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual benchmark pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

2011 was strongly influenced by the impact of the dramatic rain event in Queensland, Australia in the first quarter of 2011, resulting in most major coking coal mines declaring force majeure as a result of significant structural damage to mines and rail infrastructure. The situation progressively improved with the last mines lifting force majeure by the end of June 2011. In addition, several events in the United States, such as tornados in Alabama, reduced the availability of Low Volatile Hard Coking Coal, further worsening the global shortage in this coal market segment.

In 2011, the scarcity of premium coals was reflected in the high quarterly benchmark price settlements for Australian Hard Coking Coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply was progressively restored in Australia following the rain event and demand decreased due to ongoing economic uncertainty, prices began to decrease further, with the benchmark price settlement for the first quarter of 2012 at $235 per tonne. The downward trend continued in the second quarter of 2012, with the benchmark price settled at $210 per tonne. The degree of price decline in premium coals in the second quarter of 2012 was lessened by strikes at BHP Billiton Mitsubishi Alliance (“BMA”) mines.

The rain season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines). Moreover, Australian miners had upgraded mine infrastructure to be better prepared to deal with adverse weather conditions during the wet season in Queensland.  The second half of 2012 experienced sharp spot price and contract benchmark price reductions, with a relatively high gap between both references (spot indexes and quarterly contract settlements), with quarterly contract benchmark reference settled at $220 per tonne (FOB Australia) and $170 per tonne for the third and fourth quarters of 2012, respectively, while spot values for such quarters averaged $173.9 and $154.9 per tonne, respectively. In parallel, the spot market, as reflected by the various index providers, also decreased over 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non premium coals. The main reason for the sharp declines in the coking coal spot price was a healthy availability of coking coal supply from traditional exporting regions (Australia, United States and Canada) as well as from new regions, notably Mongolia and Mozambique, combined with declining import demand of Asian steelmakers as well as lower demand on the Atlantic basin due to the economic difficulties in Europe. In the fourth quarter of 2012, major seaborne suppliers of coking coal from Australia and the United States announced the closure of the least cost efficient mines in order to adjust market supply to weaker seaborne demand and to remain cost competitive in a challenging pricing environment.

The spot price for hard coking coal, FOB Australia, gradually recovered towards end of 2012, from around $160 per tonne at the end of September 2012 to $140-145 per tonne at the beginning of October 2012 and then back to $160 per tonne by the end of December 2012.

Throughout 2012, China continued, as it had in 2011, to increase coking coal imports from Mongolia. It also increased imports from US and Canadian sources and remained an active player on the seaborne market.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations. In 2012, ArcelorMittal further diversified its supply portfolio by adding new supply sources from emerging mines in Mozambique as well as Russia.

Scrap

Scrap availability for 2012 was tighter than in previous years, given the demand supply balance and the resulting pricing. In 2012, scrap prices were relatively high, and the Eurofer Index for demolition scrap average for 2012 was €307, i.e., 1% higher than in 2008 and 29% higher than in 2007. In 2010 and 2011, the index average was €273 and €321, respectively.

During the first half of 2012, scrap prices increased by €20 per tonne in January, and the market was relatively stable through May, with the first major price decrease occurring in June of approximately €20 per tonne, reflecting variations in supply and demand. Pricing remained rather weak in the third quarter of 2012. Pricing in the fourth quarter of 2012 was volatile, with October being the weakest month with a price of €273 per tonne, and thereafter picking up by approximately €26 per tonne in December due to the seasonal holidays, and in anticipation of weather related restrictions and the trend over the past three years of a jump in opening January prices. The Eurofer Index for demolition scrap was at an average of €322 per tonne in the first half of 2012 and €292 per tonne in the second half of 2012 and was at approximately €310 – €315 in January 2013. In North America, prices followed a similar trend, remaining reasonably stable from January to May 2012 at an average of $400/lt (Platts SBB HMS 1 and 2): prices thereafter however dropped a sharp $50/lt in June and were weak throughout the third quarter of 2012. In the fourth quarter of 2012, October was the weakest month, with a price of $317.5/lt and increased by $35/lt in December 2012. In the first half and second half of 2012, the average price was $391/long ton (lt) and $341/lt, respectively.  At the end of January 2013, the price in North America was at approximately $350 – 355/lt.

According to the Turkey Statistical Institute, from January to December 2012, Turkey imported 22.42 million tonnes of scrap, representing a 6% increase year-on-year.

According to the China Association of Metal Scrap Utilization, China’s scrap imports decreased 26% year-on-year from 6.77 million tonnes in 2011 to 4.97 million tonnes in 2012. Also China’s scrap ratio decreased from 135.5 kg per metric ton of steel in January 2012 to 112.2 kg in October 2012.

Ferro Alloys and Base Metals

Ferro Alloys[8]

The underlying price driver for manganese alloys is the price of manganese ore, which increased by 9.35% from the level of $4.49/dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China in January 2012 to $4.91/dmtu in December 2012, mainly due to increased demand from China.

On the back of the manganese ore trend, average prices of main Manganese alloy also increased in 2012, with an increase of 4.32% in the price per tonne for High Carbon Ferro Manganese (from $1,076 to $1,122), 3.71% for Silico Manganese (from $1,133 to $1,175), whereas average Medium Carbon Ferro Manganese prices decreased by 4.90% (from $1,573 to $1,496) and Ferro Silicon prices have also decreased by 3.69% (from $1,491 to $1,436).

Base Metals - Zinc[9]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

ArcelorMittal purchased 427 kt of zinc metals in 2012.  The average London Metal Exchange (“LME”) cash price of zinc metal was $1,946 per ton for 2012, representing a decrease of 11% as compared to the average price for 2011 ($2,191). Stocks registered at the LME warehouses stood at 1,220 kt at the end of 2012, up 49% from 820 kt at the end of 2011, mainly due to oversupply of zinc metals in the world.

[8]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[9]Prices included in this section are based on the London Metal Exchange (LME) cash price.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2012 decreased as compared to 2011 (to less than $45/MWh), in line with the low natural gas prices. In Europe, the market was mostly impacted by poor demand.  The European Energy Exchange’s (“EEX”) year-ahead price for Germany averaged €49.5 /MWh in 2012, down 13% compared to 2011. The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear, but still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors, such as the ability of the Organization of Petroleum Exporting Countries (“OPEC”) to limit production.

The 2011 trends continued in 2012. The Liquefied Natural Gas (“LNG”) market surplus continued to be absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity coming into the market in 2012 – 2014, LNG spot supply conditions remain difficult, especially for supplies to Asia where spot prices have reached in constrained periods the oil-heat equivalent of $18 to $19/MMBritish thermal unit (“Btu”).

In the United States, abundant unconventional gas production has been replacing steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia are continuing to develop. In that context, prices in North American markets averaged $2.84/MMBtu with prices dropping below $2/MMBtu for a short period.

In Europe, gas demand remains very low and the gap between long-term oil-indexed contracts and spot gas prices increased, with prices in long term oil-indexed contracts being about $14/MMBtu while spot prices remained around $9/MMBtu. Current ongoing renegotiation between European gas companies and major utilities suppliers are only expected to close part of the gap between oil indexed and European spot.

Ocean Freight[10]

Market rates remained extremely low in 2012 generally due to the global slowdown and the extensive fleet size. The Baltic Dry Index (“BDI”) reached its lowest point in 25 years and averaged at around 920 points for 2012 as compared to an average of 1,549 for full year 2011.

Global trade was slow in 2012 but picked up in the second quarter with iron ore shipments out of Brazil seeing a rise, although underlying concern for the global economy remained. The summer remained weak but the second half of the year generally saw trade increases due to Chinese restocking. A total of 1.15bilion tons of iron ore and 229 million tons of coal were shipped; a growth of 6% and 2% y-o-y. Meanwhile, the growing delivery list of ships on order and the current order book weighed heavily on time charter rates by easily absorbing all new cargoes in the market.

The Capesize rates remained low for most of the year; although a small uptick was seen around September-October 2012. Overall, rates remained under pressure due to the size of the fleet. The Capesize rates averaged $7,680/day for 2012 as compared to an average of $15,639/day for 2011.

Export bans for Indonesia (for coal) and India (for iron ore) resulted in lower rates for Panamax, as did reduced US grain exports and a slowdown in Chinese coastal trade. Rates remained under pressure as the rate of delivery of new ships remained strong. The Panamax rates averaged $7,684/day in 2012 as compared to an average of $13,999/day in 2011.

Impact of Exchange Rate Movements

After reaching a yearly low in the first quarter of 2012 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second and the third quarter to finish during the fourth quarter at a yearly high

[10]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, Associated Shipbroking, LBH.

against the Brazilian real, the South African rand, the Ukrainian hryvnia, the Kazak tenge and the Argentinean peso, but came back at the end of fourth quarter  to previous levels seen in the first quarter against the euro, the Polish zloty, the Czech koruna and the Mexican peso (among other currencies).

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

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses is being recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, $566 million was recorded as income within cost of sales for the year ended December 31, 2012, compared to $600 million for the year ended December 31, 2011 and $354 million for the year ended December 31, 2010. See Note 17 to ArcelorMittal’s 2012 consolidated financial statements.

Trade and Import Competition

Europe[11]

While import competition in the European Union steel market reached a high of 37.5 million tonnes of finished goods during 2007, equal to 18.9% of steel demand, as demand has decreased, imports have also declined, reaching a  low of 15 million tonnes in 2009, equal to an import penetration ratio of 12.6%. In 2010, imports recovered to 18.4 million tonnes but a similar increase in domestic deliveries resulted in an import penetration ratio of 12.7%.

In 2011, a rise in finished imports to 23.1 million tonnes resulted in the import penetration ratio increasing to 15.1%. As demand in Europe has continued to decline, imports again declined in 2012. Imports fell 31.5% year-on-year in the first half of 2012, pushing down the penetration ratio to 12.1% and again down 21.2% year-on-year (based on December license data) in the second half of 2012, with the penetration ratio remaining at approximately 12.1% in both the first and second halves of the year. Overall in 2012, finished imports for 2012 fell by 27.1% over the previous year.

United States[12]

After reaching a record level of 32.5 million tonnes in 2006, or an import penetration ratio of 27.1%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 22.2%. In 2010, imports recovered to 17.1 million tonnes but a similar rise in demand resulted in a minor drop in import penetration to 21.1%. The import penetration in 2011 remained relatively stable at 21.7%, although imports edged up to 19.7 million tonnes together with stronger finished steel consumption.

Finished imports during the first half of 2012 increased by 22.6% year-over-year and despite stronger demand, the import penetration ratio increased to 24.1%.  Imports in the second half of the year were weaker than first half levels (although remain up 13.5% year on year), with the import penetration ratio falling to 23.7%. Overall for 2012 finished imports increased 18.1% year-over-year to 23.4 million tonnes with penetration at 23.9%.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in 2012 and this trend is expected to continue in 2013 until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

[11]Source: Eurostat

[12]Source: US Census Bureau

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America, and expansion in North and South America by Brazilian steel company Gerdau.  Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu and Inoxum, the stainless division of Thyssen-Krupp, completed their merger in order to create the worldwide leader in stainless steel.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million ton capacity in the next few years.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a lower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. Despite the declines in prices in 2011 and 2012, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies is also in progress, as evidenced by the merger between Xstrata and Glencore International which should be completed in the first quarter of 2013.

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

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 20 to ArcelorMittal’s consolidated financial statements describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

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

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

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

Note 24 to ArcelorMittal’s consolidated financial statements details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2012, the Company determined it has 73 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 26 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate stable sales volumes in 2013 compared to 2012 (26.0 million tonnes for the year ended December 31, 2012) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while the margins are expected to recover partially over the period due to an expected downward trend regarding raw material prices and expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania and also in North Africa. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 compared to 2012 (11.7 millions tonnes for the year ended December 31, 2012) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while margins are expected to recover over the period due to an expected downward trend of raw material prices and the expected improvements in production costs associated with variable and fixed costs reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2014 from the sales volumes achieved in 2012 (17.7 million tonnes for the year ended December 31, 2012) with steady improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Gross margins are expected to remain stable during the period. Discount rates are kept stable over the period.

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

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

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

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

•         Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•         The carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

•

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (thousands of MT)	2012 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	21,035	20,152	22,249	22,291	(4)	-	(4)
	Flat Carbon Europe	31,062	27,192	27,123	26,026	(12)	(4)	(12)
	Long Carbon Americas and Europe	25,165	21,882	23,869	22,628	(13)	(5)	(6)
	AACIS	10,779	10,051	12,516	12,830	(7)	3	(9)
	Distribution Solutions	19,055	16,294	18,360	17,693	(14)	(4)	(11)
	Mining	6,268	5,390	N/A	N/A	(14)	N/A	N/A
	Total	93,973	84,213	85,757	83,775	(10)	(2)	(8)

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
2

Amounts are prior to inter-company eliminations and Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2011	2012
	Total iron ore shipments [2]	51.6	54.4
	Iron ore shipped externally and internally and reported at market price [3]	28.0	28.8
	Iron ore shipped externally	9.0	10.4
	Iron ore shipped internally and reported at market price [3]	19.0	18.4
	Iron ore shipped internally and reported at cost-plus [3]	23.6	25.6

	Total coal shipments [4]	8.2	8.2
	Coal shipped externally and internally and reported at market price [3]	4.9	5.1
	Coal shipped externally	3.5	3.3
	Coal shipped internally and reported at market price [3]	1.4	1.8
	Coal shipped internally and reported at cost-plus [3]	3.3	3.1

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2011	2012
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	29.7	30.3
	South America	Open pit	Lump and fines	5.3	4.1
	Europe	Open pit	Concentrate and lump	1.9	2.1
	Africa	Open pit / Underground	Fines	2.6	4.7
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	14.6	14.7
	Total own iron ore production			54.1	55.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	4.6	7.6
	Africa [4]	Open pit	Lump and fines	6.5	4.7
	Total strategic long-term contracts - iron ore			11.1	12.3

	Total			65.2	68.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. Following an agreement reached on December 13, 2012, Sishen/Thabazambi supplies a maximal annual volume of 4.8 million tonnes of iron ore at an average price of $65 per tonne with effect from January 1, 2013.

				Year ended December 31,
	Coal production (million metric tonnes)			2011	2012
	Own mines
	North America			2.43	2.44
	Asia, CIS & Other			5.90	5.77
	Total own coal production			8.32	8.21
	North America [1]			0.32	0.36
	Africa [2]			0.30	0.35
	Total strategic long-term contracts - coal			0.62	0.72

	Total			8.94	8.93

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $84.2 billion for the year ended December 31, 2012, representing a decrease of 10% from sales of $94.0 billion for the year ended December 31, 2011.  In the first half of 2012, sales of $45.2 billion represented a 4% decrease from sales of $47.3 billion in the first half of 2011, primarily due to a drop in average steel prices and marginally lower shipments, resulting from weaker market conditions compared to 2011, particularly in Europe, and relative appreciation of the U.S. dollar. In the second half of 2012, sales of $39.0 billion represented a 16% and 14% decrease from sales of $46.7 billion and $45.2 billion in the second half of 2011 and in the first half of 2012, respectively, primarily driven by lower average steel prices and lower steel shipments, due to weak market conditions compared to the first half of 2011 and the first half of 2012.

ArcelorMittal had steel shipments of 83.8 million tonnes for the year ended December 31, 2012, representing a decrease of 2% from steel shipments of 85.8 million tonnes for the year ended December 31, 2011. Average steel selling price for the year ended December 31, 2012 decreased 8% compared to the year ended December 31, 2011 following the decrease in key raw material prices, demand contraction in Europe and economic slowdown in China. Average steel selling price in the first half of 2012 decreased by 6% from the same period in 2011, while average steel selling price in the second half of the year was down 11% from the same period in 2011.

ArcelorMittal had own iron ore production of 55.9 million tonnes for the year ended December 31, 2012, an increase of 3% as compared to 54.1 million tonnes for the year ended December 31, 2011. ArcelorMittal had own coking coal production of 8.2 million tonnes for the year ended December 31, 2012, a decrease of 1% as compared to 8.3 million tonnes for the year ended December 31, 2011.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $20.2 billion for the year ended December 31, 2012, representing a decrease of 4% as compared to $21.0 billion for the year ended December 31, 2011. Sales decreased primarily due to a 4% decrease in average steel selling prices as shipments were relatively flat. Sales in the first half of 2012 were $10.6 billion, up 1% from the same period in 2011 primarily driven by a 3% increase in shipments partly offset by a 1% decrease in average steel selling prices, and in the second half of the year sales were $9.5 billion, down 10% from the same period in 2011 primarily driven by a 8% decrease in average steel selling prices along with a 3% decline in shipments.

Total steel shipments were 22.3 million tonnes for the year ended December 31, 2012 and remained flat compared to the year ended December 31, 2011. Shipments were 11.4 million tonnes in the first half of 2012, up 3% from the same period in 2011, while shipments in the second half of the year were 10.9 million tonnes, down 3% from the same period in 2011.

Average steel selling price decreased 4% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Average steel selling price in the first half of 2012 was down 1% from the same period in 2011, while average steel selling price in the second half of the year was down 8% from the same period in 2011.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $27.2 billion for the year ended December 31, 2012, representing a decrease of 12% as compared to $31.1 billion for the year ended December 31, 2011. The decrease was primarily due to a 12% decrease in average steel selling price while steel shipments decreased by 4%. Sales in the first half of 2012 were $14.9 billion, down 9% from the same period in 2011, and in the second half of the year sales were $12.3 billion, down 17% from the same period in 2011.

Total steel shipments were 26.0 million tonnes for the year ended December 31, 2012, a decrease of 4% from steel shipments for the year ended December 31, 2011. Shipments were 14.2 million tonnes in the first half of 2012, down 2% from the same period in 2011, while shipments in the second half of the year were 11.8 million tonnes, down 6% from the same period in 2011.  The decrease in the second half of 2012 resulted in particular from market weakening and strong destocking activity in the fourth quarter.

Average steel selling price decreased 12% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decline in average steel selling prices was mainly due to the weakening of the euro against the U.S. dollar, the reduction of raw material prices and demand contraction in Europe. Average steel selling price in the first half of 2012 was down 11% from the same period in 2011, while average steel selling price in the second half of the year was down 14% from the same period in 2011.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.9 billion for the year ended December 31, 2012, representing a decrease of 13% from sales of $25.2 billion for the year ended December 31, 2011. The decrease was due both to a 6% decrease in average steel selling price along with a 5% decrease in steel shipments.  Sales in the first half of 2012 were $11.5 billion, down 9% from the same period in 2011, while sales in the second half of the year were $10.4 billion, down 17% from the same period in 2011.

Total steel shipments reached 22.6 million tonnes for the year ended December 31, 2012, a decrease of 5% from steel shipments for the year ended December 31, 2011. Shipments were 11.6 million tonnes in the first half of 2012, down 4% from the same period in 2011, while shipments in the second half of the year were 11.1 million tonnes, down 7% from same period in 2011.

Average steel selling price decreased 6% for the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to the weakening of local currency against the U.S. dollar; the increase in local average steel selling prices in Americas was fully offset by a decrease in Europe.  Average steel selling price in the first half of 2012 was down 4% from the same period in 2011, while average steel selling price in the second half of the year was down 8% from the same period in 2011.

AACIS

In the AACIS segment, sales were $10.1 billion for the year ended December 31, 2012, representing a decrease of 7% from sales of $10.8 billion for the year ended December 31, 2011. The decrease was primarily due to a 9% decrease in average selling price.  Sales in the first half of 2012 were $5.5 billion, up 1% from the same period in 2011, while sales in the second half of the year were $4.6 billion, down 14% from the same period in 2011.

Total steel shipments reached 12.8 million tonnes for the year ended December 31, 2012, an increase of 3% from steel shipments for the year ended December 31, 2011. Shipments were 6.7 million tonnes in the first half of 2012, up 4% from the same period in 2011, while shipments in the second half of the year were 6.2 million tonnes, up 1% from the same period in 2011.

Average steel selling price decreased 9% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. This decrease was mainly related to the weakening of the South African rand against U.S. dollar, lower prices in CIS and African markets following lower raw material prices and economic slowdown in China resulting in lower prices in key markets. Average steel selling price in the first half of 2012 was down 5% from the same period in 2011, while average steel selling price in the second half of the year was down 14% from the same period in 2011.

Distribution Solutions

In the Distribution Solutions segment, sales were $16.3 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $19.1 billion for the year ended December 31, 2011. The decrease was primarily due to an 11% decrease in average steel selling price. Sales in the first half of 2012 were $8.7 billion, down 6% from the same period in 2011, while sales in the second half of the year were $7.6 billion, down 23% from the same period in 2011.

Total steel shipments reached 17.7 million tonnes for the year ended December 31, 2012, a decrease of 4% from steel shipments for the year ended December 31, 2011.  Shipments were 9.1 million tonnes in the first half of 2012, up 4% from the same period in 2011, while shipments in the second half of the year were 8.6 million tonnes, down 10% from the same period in 2011.

Average steel selling price decreased 11% for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The decrease in average steel selling prices was mainly related to the weakening of the euro against the U.S. dollar, the decline in raw material prices and demand contraction in Europe. Average steel selling price in the first half of 2012 was down 9% from the same period in 2011, while average steel selling price in the second half of the year was down 13% from the same period in 2011.

Mining

In the Mining segment, sales were $5.4 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $6.3 billion for the year ended December 31, 2011. The decrease was primarily due to lower selling prices of iron ore and coal driven by a decrease in international prices, which was partially offset by higher shipments from own mines for both iron ore and coal. Lower selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.1 billion of the decrease in the mining segment sales. Sales in the first half of 2012 were $2.8 billion, up 2% from the same period in 2011, while sales in the second half of the year were $2.5 billion, down 27% from the same period in 2011 (iron ore prices were down 26% during the same reference period). Sales to external customers were $1.7 billion for the year ended December 31, 2012, representing a 12% increase compared to $1.5 billion for the year ended December 31, 2011. The increase is mainly due to higher shipment volumes of iron ore sold externally. Iron ore shipments to external customers increased 15% from 9 million tonnes in 2011 to 10.4 million tonnes in 2012, and coal shipments to external customers decreased by 5% from 3.5 million tonnes to 3.3 million tonnes. The increase in the volume of external sales of iron ore was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. With respect to prices, for example, the average benchmark iron ore price per tonne in 2012 of $130.0 CFR China (62% Fe) and the average benchmark price for hard coking coal (Low Volatile peak-down) FOB Australia in 2012 of $191.0 per tonne were 22% and 35% lower than in 2011, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2012, as compared with operating income and operating margin for the year ended December 31, 2011:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (%)	2012 (%)
	Flat Carbon Americas	1,198	517	6	3
	Flat Carbon Europe	(324)	(3,724)	(1)	(14)
	Long Carbon Americas and Europe	646	(566)	3	(3)
	AACIS	721	(88)	7	(1)
	Distribution Solutions	52	(687)	-	(4)
	Mining	2,568	1,184	41	22
	Total adjustments to segment operating income and other [2]	37	138	-	-
	Total consolidated operating income	4,898	(3,226)

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2011 (in $ millions)	2012 (in $ millions)
	Corporate and shared services [1]	(265)	(158)
	Real Estate and financial activities	154	54
	Shipping and logistics	73	32
	Provisions	90	47
	Intragroup stock margin eliminations [2]	19	219
	Depreciation and impairment	(34)	(56)
	Total adjustments to segment operating income and other	37	138

1	Includes primarily staff and other holding costs and results from shared service activities.
2

In 2012, inventory levels decreased as compared to 2011, which, combined with reduction in margins due to decrease in iron ore prices and increase in cost of production, resulted in lower intragroup-margin eliminations.

ArcelorMittal’s operating loss for the year ended December 31, 2012 was $3.2 billion, as compared with an operating income of $4.9 billion for the year ended December 31, 2011. The operating loss in 2012 reflected the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges) as well as price-cost squeeze during the year, primarily in steel, but also in mining, following reduction of raw material prices, demand contraction in Europe and economic slowdown in China.

Operating income in the first half of 2012 was lower than in the first half of 2011 and then decreased to a slight operating loss in the third quarter and then to a significant operating loss in the fourth quarter of 2012, when the above-mentioned impairment loss was recognized. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2012 was $84.1 billion as compared to $85.5 billion for the year ended December 31, 2011. Excluding impairment losses of $5 billion described below, cost of sales decreased by 7% as a result of lower shipments and lower raw material prices. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2012 were $3.3 billion as compared to $3.6 billion for the year ended December 31, 2011. SG&A remained relatively stable compared to sales as it represented 3.9% of sales for the year ended December 31, 2012 as compared to 3.8% for the year ended December 31, 2011.

Operating loss for the year ended December 31, 2012 included impairment losses of $5,035 million, which compared to impairment losses of $331 million for the year ended December 31, 2011. These impairment losses included a charge of $4,308 million with respect to goodwill in the European operating segments ($2,493 million, $1,010 million and $805 million for Flat Carbon Europe, Long Carbon Europe and Distribution Solutions, respectively), as a result of the downward revision of cash flow projections due to the weak macro economic and market environment in Europe and the expectation that this situation will persist over the near medium term. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In connection with long term idled assets, the Company recorded an impairment loss of $505 million including $130 million related to the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Flat Carbon Europe) and $61 million recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange & Schifflange in Luxembourg (Long Carbon Europe). ArcelorMittal also recognized an impairment loss amounting to $296 million in respect of the intended permanent closure of the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium (Flat Carbon Europe). See “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”.

Operating loss for the year ended December 31, 2012 was reduced by a net gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”), gains on disposal of Skyline Steel and the stake in Paul Wurth for $331 million and 242 million, respectively, and a curtailment gain of $241 million due to changes to the employee benefit plans at ArcelorMittal Dofasco.

Operating loss for the year ended December 31, 2012 was negatively impacted by restructuring costs associated with asset optimization, totaling $587 million, primarily affecting various Distribution Solutions entities, Flat Carbon Europe and Long Carbon Europe operations. Operating loss for the year ended December 31, 2012 was also negatively impacted by a charge of $182 million including one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $0.5 billion for the year ended December 31, 2012, compared to operating income of $1.2 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected price-cost squeeze effects following lower average steel selling prices in North American operations. Operating income was also negatively impacted by the weaker market conditions in the international slab market and the South American markets which affected the results of the Mexican and Brazilian operations. Operating loss for the segment amounted to $0.1 billion for the second half of the year, compared to operating income of $0.6 billion in the first half. The operating loss in the second half of 2012 reflected the effect of a price-cost squeeze, especially in North America in the fourth quarter, in which the operating loss was substantially driven by a 6% decrease in average selling price as compared to the third quarter of 2012. Operating income for the first half of the year was positively impacted by the curtailment gain of $241 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada. Operating loss for the second half of the year included a charge of $182 million including one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2012 was $3.7 billion compared to operating loss of $0.3 billion for the year ended December 31, 2011. Operating loss for the segment amounted to $3.3 billion for the second half of the year, compared to operating loss of $0.4 billion in the first half of the year. Operating loss for the year ended December 31, 2012 occurred in a context of deterioration of the economic environment in Europe resulting in lower shipment volumes (-4%), lower average steel selling prices (-12%) and price-cost squeeze effects. The Flat Carbon Europe segment is particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply, and demand contraction in Europe, where apparent steel consumption declined by 9% in 2012 compared to 2011.

Flat Carbon Europe’s operating loss (particularly in the second half of the year) mainly resulted from a $2,493 million impairment charge of goodwill and $448 million impairment losses related to property, plant and equipment in the framework of asset optimization, of which $130 million in respect of the long term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France and $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $355 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $210 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases.

Operating income for the year ended December 31, 2011 had been negatively impacted by impairment losses of $141 million relating to various idled facilities (including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium). These charges were offset by a gain of $93 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $600 million relating to unwinding of hedges on raw material purchases. In addition, operating income for the year ended December 31, 2011 had been negatively impacted by restructuring costs associated with asset optimization, totaling $143 million, primarily relating to Spanish entities.

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2012 was $0.6 billion compared to operating income of $0.6 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected the deterioration of the economic environment in Europe, resulting in lower shipment volumes (which were down 5%) and lower average steel selling prices (down 6%). Operating loss for the segment amounted to $1.0 billion for the second half of the year, compared to operating income of $0.4 billion in the first half of the year, primarily driven by an impairment charge of $1,010 million related to goodwill, lower steel shipment volumes and lower average selling price. European operations were particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply and to demand contraction in Europe.

Operating income for the year ended December 31, 2012 (in particular in the second half of 2012) was negatively impacted by an impairment charge of goodwill for $1,010 million and a net impairment charge of property, plant and equipment for $270 million, including $222 million related to Spanish and North African entities and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg.

In addition, operating income for the year ended December 31, 2012 was negatively impacted by restructuring costs totaling $98 million associated with asset optimization, primarily in Spanish entities.

Operating income for the year ended December 31, 2011 was negatively impacted by impairment losses of $178 million of which $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace. In addition, operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with asset optimization, totaling $37 million.

AACIS

Operating loss for the AACIS segment for the year ended December 31, 2012 was $0.1 billion, compared to operating income of $0.7 billion for the year ended December 31, 2011. Lower profitability in 2012 was primarily due to lower average steel selling prices, which declined 9% compared to 2011. Operating loss for the segment amounted to $52 million for the second half of the year, compared to $36 million in the first half. Operating income in the second half included the gain on disposal of Paul Wurth for $242 million. Excluding this gain, profitability decreased significantly during the second half of 2012 and in particular in the fourth quarter due to negative price-cost squeeze and lower volumes sold.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the year ended December 31, 2012 was $0.7 billion, compared to operating income of $0.1 billion for the year ended December 31, 2011. Operating loss for the year ended December 31, 2012 was mainly related to a $805 million goodwill impairment charge. The decrease in operating income in 2012 generally reflected the effect of lower average steel selling prices and negative price-cost impacts in the context of deteriorated economic conditions in Europe. Operating loss for the segment amounted to $1.0 billion for the second half of the year, compared to operating income of $0.3 billion in the first half of 2012, primarily as a result of the impairment charge recorded in the second half of 2012. Operating loss for the year ended December 31, 2012 also included restructuring charges of $127 million relating to asset optimization and the $331 million gain on disposal of Skyline Steel.

Operating income for the year ended December 31, 2011 had been negatively impacted by restructuring costs associated with asset optimization, totaling $40 million across various entities.

Mining

Operating income for the Mining segment for the year ended December 31, 2012 was $1.2 billion, compared to operating income of $2.6 billion for the year ended December 31, 2011. The 54% decrease in operating income in 2012 generally reflected lower iron ore and coal selling prices and higher input costs.  In terms of selling prices, as noted above, the average reference price of iron ore decreased from $167.59/tonne CFR China for 62% Fe in 2011 to $130/tonne in 2012. Iron ore marketable volume for the year ended December 31, 2012 was 28.8 million tonnes, compared to 28.0 million tonnes for the year ended December 31, 2011. Coal marketable volume for the year ended December 31, 2012 was stable at 5.1 million tonnes, compared to 4.9 million tonnes for the year ended December 31, 2011. Cost of sales increased from $3.6 billion to $3.9 billion, an increase of 8% primarily due to higher shipments and higher input cost.

Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.8 billion in the first half. The decrease in the second half of 2012 was primarily driven by lower iron ore and coal selling prices as well as lower shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for iron ore.

Income from Investments in Associates and Joint Ventures

ArcelorMittal recorded income of $0.2 billion from investments in associates and joint ventures for the year ended December 31, 2012, as compared with income from investments in associates and joint ventures of $0.6 billion for the year ended December 31, 2011. Income for the year ended December 31, 2012 was lower compared to 2011 due to losses from Chinese investees and impacts of disposals.  It included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were relatively stable for the year ended December 31, 2012, at $2.7 billion, as compared with $2.8 billion for the year ended December 31, 2011.

Net interest expense (interest expense less interest income) was $1.9 billion for the year ended December 31, 2012 as compared to $1.8 billion for the year ended December 31, 2011. Interest expense was slightly higher for the year ended December 31, 2012 at $2.0 billion, compared to interest expense of $1.9 billion for the year ended December 31, 2011, primarily due to increased costs following the rating downgrades in August, November and December resulting in step-ups in the interest rate payable on most of the Company’s outstanding bonds. Interest income for the year ended December 31, 2012 amounted to $0.2 billion, compared to $0.1 billion for the year ended December 31, 2011.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions, impairment of financial instruments and fair value adjustments of derivative instruments) remained stable; they amounted to $0.9 billion for the year ended December 31, 2012 as compared to costs of $1.0 billion for the year ended December 31, 2011. While these costs were relatively stable from year to year, there were significant variations from quarter to quarter, resulting from the impact of fluctuation in the €/$ exchange rate on the Company’s euro denominated debt (translation effect).

Income Tax Expense (Benefit)

ArcelorMittal recorded an income tax benefit of $1.9 billion for the year ended December 31, 2012, compared to an  income tax expense of $0.9 billion for the year ended December 31, 2011. The full year 2012 income tax benefit of $1.9 billion was primarily driven by deferred tax benefits recognized on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, partially offset by reversal of deferred taxes in Europe and South America. For additional information related to ArcelorMittal’s income taxes, see Note 20 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8% until December 31, 2012 – 29.22% as from 2013), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2011 and 2012 are as set forth below:

	2011		2012
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	116	35.00%	12	35.00%
Argentina	30	35.00%	43	35.00%
France	(141)	34.43%	(313)	34.43%
Brazil	(15)	34.00%	(124)	34.00%
Belgium	617	33.99%	(44)	33.99%
Germany	(136)	30.30%	(225)	30.30%
Spain	(261)	30.00%	(253)	30.00%
Luxembourg	(534)	28.80%	(1 343)	29.22%
Mexico	110	28.00%	67	28.00%
South Africa	9	28.00%	(24)	28.00%
Canada	259	26.90%	169	26.90%
Algeria	(26)	25.00%	(21)	25.00%
Russia	7	20.00%	18	20.00%
Kazakhstan	114	20.00%	12	20.00%
Czech Republic	2	19.00%	19	19.00%
Poland	(4)	19.00%	(24)	19.00%
Romania	(29)	16.00%	(4)	16.00%
Ukraine	28	16.00%	(58)	16.00%
Dubai	0.00	0.00%	0.00	0.00%
Others	(113)		(159)
Total	33		(2,252)

Note: The statutory tax rates are the rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $118 million for the year ended December 31, 2012, as compared with net loss attributable to non-controlling interests of $4 million for the year ended December 31, 2011. The increase relates to lower income in subsidiaries with non-controlling interests, particularly in Africa.

Discontinued Operations

Net income from discontinued operations (i.e., the Company’s stainless steel business, which was spun-off into a separate company, Aperam, whose shares were distributed to ArcelorMittal shareholders in the first quarter of 2011) for the year ended December 31, 2012 was nil compared to $461 million for the year ended December 31, 2011, including $42 million of the post-tax net results contributed by the stainless steel business prior to the completion of the spin-off on January 25, 2011.  The balance of $419 million represents a one-time income from the recognition through the consolidated statements of operations of gains/losses relating to the demerged assets previously recognized in equity.

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012 amounted to $3.7 billion compared to net income attributable to equity holders of $2.3 billion for the year ended December 31, 2011, for the reasons discussed above.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following table provides a summary of ArcelorMittal’s sales, steel shipments, average steel selling prices and mining production by reportable segment for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2010 (in $ millions)	2011 (in $ millions)	2010 (thousands of MT)	2011 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	17,684	21,035	21,028	22,249	19	6	14
	Flat Carbon Europe	25,550	31,062	27,510	27,123	22	(1)	20
	Long Carbon Americas and Europe	21,315	25,165	23,148	23,869	18	3	17
	AACIS	9,706	10,779	13,266	12,516	11	(6)	21
	Distribution Solutions	15,744	19,055	18,173	18,360	21	1	19
	Mining	4,380	6,268	N/A	N/A	43	N/A	N/A
	Total	78,025	93,973	84,952	85,757	20	1	18

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
2

Amounts are prior to inter-company eliminations and Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2010	2011
	Total iron ore shipments [2]	46.7	51.6
	Iron ore shipped externally and internally and reported at market price [3]	25.2	28.0
	Iron ore shipped externally	7.0	9.0
	Iron ore shipped internally and reported at market price [3]	18.2	19.0
	Iron ore shipped internally and reported at cost-plus [3]	21.6	23.6

	Total coal shipments [4]	6.6	8.2
	Coal shipped externally and internally and reported at market price [3]	3.4	4.9
	Coal shipped externally	2.1	3.5
	Coal shipped internally and reported at market price [3]	1.3	1.4
	Coal shipped internally and reported at cost-plus [3]	3.2	3.3

1

There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”:  internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2

Total of all finished products of fines, concentrate, pellets and lumps and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

3

Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties.  Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2010	2011
	Own mines
	North America [2]	Open pit	Concentrate and pellets	27.8	29.7
	South America	Open pit	Lump and sinter feed	4.9	5.3
	Europe	Open pit	Lump and fines	1.4	1.9
	Africa	Open pit / Underground	Lump and fines	1.1	2.6
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump and fines	13.8	14.6
	Total own iron ore production			48.9	54.1
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	12.5	4.6
	Africa [4]	Open pit	Lump and fines	7.0	6.5
	Total strategic long-term contracts - iron ore			19.6	11.1

	Total			68.5	65.2

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Since 2010, the parties have reached a series of interim agreements providing for the sale of iron ore on a fixed-cost basis. See "Item 8A—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Other Legal Claims—South Africa".

				Year ended December 31,
	Coal production (million metric tonnes)			2010	2011
	Own mines
	North America			2.25	2.43
	Asia, CIS & Other			4.71	5.90
	Total own coal production			6.96	8.32
	North America [1]			0.22	0.32
	Africa [2]			0.21	0.30
	Total strategic long-term contracts - coal			0.43	0.62

	Total			7.39	8.94

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

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

Mining

In the Mining segment, sales were $6.3 billion for the year ended December 31, 2011, representing an increase of 43% from sales of $4.4 billion for the year ended December 31, 2010. The increase was primarily due to higher selling prices of iron ore and coal driven by increases in international prices, as well as higher shipments from own mines for both iron ore and coal. Higher selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.0 billion of the increase in the mining segment sales. Sales in the first half of 2011 were $2.8 billion, up 41% from the same period in 2010, while sales in the second half of the year were $3.5 billion, up 45% from the same period in 2010. Sales to external customers were $1.5 billion for the year ended December 31, 2011, representing a 30% increase compared to $1.2 billion for the year ended December 31, 2010. The increase is mainly due to higher shipment volumes and selling prices. Iron ore shipments to external customers increased 29% from 7 million tonnes in 2010 to 9 million tonnes in 2011, and coal shipments to external customers increased 65% from 2.1 million tonnes to 3.5 million tonnes. The increase in volume of external sales was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. With respect to prices, for example, the average benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively. It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2011, as compared with operating income and operating margin for the year ended December 31, 2010:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2010 (in $ millions)	2011 (in $ millions)	2010 (%)	2011 (%)
	Flat Carbon Americas	691	1,198	4	6
	Flat Carbon Europe	534	(324)	2	(1)
	Long Carbon Americas and Europe	1,004	646	5	3
	AACIS	680	721	7	7
	Distribution Solutions	164	52	1	-
	Mining	1,624	2,568	37	41
	Total adjustments to segment operating income and other [2]	(1,092)	37	-	-
	Total consolidated operating income	3,605	4,898

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2010 (in $ millions)	2011 (in $ millions)
	Corporate and shared services [1]	(447)	(265)
	Real Estate and financial activities	(24)	154
	Shipping and logistics	18	73
	Provisions [2]	(233)	90
	Intragroup stock margin eliminations [3]	(284)	19
	Depreciation and impairment	(122)	(34)
	Total adjustments to segment operating income and other	(1,092)	37

1	Includes primarily staff and other holding costs and results from shared service activities.
2

The amount for 2010 includes an increase of $206 million related to commercial dispute in respect of which no legal action has commenced, as disclosed in Note 20 of the consolidated financial statements.

3

In 2010, inventory levels increased as compared to 2009, following improved economic and demand conditions, which, combined with sharp increase in iron ore and coking coal prices, resulted in lower intragroup-margin eliminations.

ArcelorMittal’s operating income for the year ended December 31, 2011 was $4.9 billion, as compared with an operating income of $3.6 billion for the year ended December 31, 2010. The rise in operating income in 2011 was primarily driven by a profitability improvement in Flat Carbon Americas and the Mining segment.

Operating income was higher in the first half of 2011 than in the second half of the year, due mainly to a price-cost squeeze in the second half resulting from an overhang of high-cost raw material inventories from the first half of the year and a time lag in passing along increases in costs to customers. See “—Key Factors Affecting Results of Operations”. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs. Cost of sales for the year ended December 31, 2011 was $85.5 billion as compared to $71.1 billion for the year ended December 31, 2010. The increase was primarily due to higher prices of raw materials in 2011, in particular iron ore and coal. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2011 were $3.6 billion as compared to $3.3 billion for the year ended December 31, 2010. SG&A represented 3.8% of sales for the year ended December 31, 2011 as compared to 4.3% for the year ended December 31, 2010. This reduction resulted from higher sales in 2011 compared to 2010.

Operating income for the year ended December 31, 2011 included impairment losses of $331 million, which compared to impairment losses of $525 million for the year ended December 31, 2010. These impairment losses included a charge of $178 million for the Long Carbon segment, of which $151 million relating to the extended idling of the ArcelorMittal Madrid electric arc furnace and a charge of $141 million relating to various idled facilities in the Flat Carbon Europe segment, including $85 million for the primary facilities of ArcelorMittal Liège Upstream, Belgium in connection with its intended closure. See “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”. In determining these expenses, the Company took into account permanently idled assets, and with respect to other assets, analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount.

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

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $219 million, primarily affecting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solutions entities.

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

In addition, operating income for the year ended December 31, 2011 (in particular in the second half of 2011) was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $143 million, primarily relating to Spanish entities.

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

In addition, operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $37 million.

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

Operating income for the year ended December 31, 2011 was negatively impacted by restructuring costs associated with the implementation of asset optimization, totaling $40 million across various entities.

Mining

Operating income for the Mining segment for the year ended December 31, 2011 was $2.6 billion, compared to operating income of $1.6 billion for the year ended December 31, 2010. The 58% rise in operating income in 2011 generally reflected higher iron ore and coal selling prices as well as higher shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for both iron ore and coal. In terms of selling prices, as noted above, the market price of iron ore and coal increased on average year-on-year. Iron ore marketable volume for the year ended December 31, 2011 was 28.0 million tonnes, compared to 25.2 million tonnes for the year ended December 31, 2010, representing an increase of 11%. Coal marketable volume for the year ended December 31, 2011 was 4.9 million tonnes, compared to 3.4 million tonnes for the year ended December 31, 2010, representing an increase of 45%. Cost of sales increased from $2.4 billion to $3.6 billion, an increase of 35% in line with higher shipments and higher input cost.

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

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.9 billion for the year ended December 31, 2011, compared to a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010. The higher income tax of $0.9 billion for full year 2011 was primarily due to lower recognition of deferred tax assets following dividend upstreaming preventing interest deductibility in Luxembourg, partial reversal of deferred tax assets in our Belgian operations triggered by changes in local tax law and partial reversal of deferred tax assets in Spain imposed by time limitations for utilization of tax losses. For additional information related to ArcelorMittal’s income taxes, see Note 20 to ArcelorMittal’s consolidated financial statements.

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

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2010 and 2011 are as set forth below:

	2010		2011
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(191)	35.00%	116	35.00%
Argentina	46	35.00%	30	35.00%
France	52	34.43%	(141)	34.43%
Brazil	270	34.00%	(15)	34.00%
Belgium	817	33.99%	617	33.99%
Germany	(66)	30.30%	(136)	30.30%
Spain	(190)	30.00%	(261)	30.00%
Luxembourg	(2,249)	28.80%	(534)	28.80%
Mexico	49	28.00%	110	28.00%
South Africa	62	28.00%	9	28.00%
Canada	127	26.90%	259	26.90%
Algeria	(29)	25.00%	(26)	25.00%
Russia	(43)	20.00%	7	20.00%
Kazakhstan	55	20.00%	114	20.00%
Czech Republic	30	19.00%	2	19.00%
Poland	6	19.00%	(4)	19.00%
Romania	(21)	16.00%	(29)	16.00%
Ukraine	12	16.00%	28	16.00%
Dubai	-	0.00%	-	0.00%
Others	(47)		(113)
Total	(1,310)		33

Note: The statutory tax rates are the rates enacted or substantively enacted by the end of the respective period.

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

B.    Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Algeria, Argentina, Brazil, China, Kazakhstan, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2012, ArcelorMittal’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $4.5 billion as compared to $3.9 billion as of December 31, 2011. In addition, ArcelorMittal had available borrowing capacity of $10.0 billion under its credit facilities as of December 31, 2012 as compared to $8.6 billion as of December 31, 2011. ArcelorMittal also has a €1 billion (approximately $1.3 billion) commercial paper program (of which €0.1 billion or approximately $0.1 billion was outstanding as of December 31, 2012), and its policy has been to maintain availability under its credit facilities as back-up for its commercial paper program.

As of December 31, 2012, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $26.3 billion, compared to $26.4 billion as of December 31, 2011. Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $21.8 billion as of December 31, 2012, down from $22.5 billion at December 31, 2011. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2012 was 39% as compared to 37% at December 31, 2011. Total equity will be reduced in 2013, as a result of new accounting rules with respect to deferred employee benefits taking effect as of January 1, 2013 (IAS 19 amendments), which will result in an increase of deferred employee benefit liabilities against a charge to equity in the amount of the funding deficit of $5.0 billion (before income tax credits). Total debt remained stable period-on-period. Net debt decreased period-on-period primarily due to improvement in cash from operations, issuance of capital securities and cash proceeds from divestments.

The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased interest expense of $38 million in 2012. Regaining an investment grade rating is a strategic target for the Company.

ArcelorMittal’s principal credit facilities, which are the $6 billion revolving credit facility entered into on March 18, 2011 (the “$6 Billion Facility”), the $4 billion revolving credit facility entered into on May 6, 2010 (the “$4 Billion Facility”) and the $500 million multi-currency revolving letter of credit facility entered into on September 30, 2010, which was reduced to $450 million on October 26, 2012, contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 3.5 to one. The Company refers to this ratio as the “Leverage Ratio”. As of December 31, 2012, the Company was in compliance with the Leverage Ratio.

Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2012 and December 31, 2011.

As of December 31, 2012, ArcelorMittal had guaranteed approximately $0.9 billion of debt of its operating subsidiaries and $1.1 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2012.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness as of December 31, 2012	2013	2014	2015	2016	2017	>2017	Total
	Term loan repayments
	- Convertible bonds[1]	-	2.3	-	-	-	-	2.3
	- Bonds	3.2	1.3	2.2	1.8	2.7	9.7	20.9
	Subtotal	3.2	3.6	2.2	1.8	2.7	9.7	23.2
	Long-term revolving credit lines	-	-	-	-	-	-	-
	- $6 billion syndicated credit facility	-	-	-	-	-	-	-
	- $4 billion syndicated credit facility	-	-	-	-	-	-	-
	Commercial paper[2]	0.1	-	-	-	-	-	0.1
	Other loans	1.0	0.3	0.4	0.7	0.2	0.4	3.0
	Total Gross Debt	$4.3	$3.9	$2.6	$2.5	$2.9	$10.1	$26.3

1

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 (eur-denominated 7.25% convertible bonds due 2014 (the "Euro Convertibles") and May 6, 2009 (U.S. dollar denominated 5% convertible  notes due 2014 (the "USD Convertibles")), respectively, as well as of the $750 million mandatory  convertible bond issued by a wholly-owned Luxembourg subsidiary of the Company to a Luxembourg affiliate of Crédit Agricole (formely Calyon S.A) in December 2009. In April 2011, the conversion date of the mandatory convertible bond was extended to January 31,2013. On September 27, 2011, the Company increased the amount of the mandatory convertible bond by $250 million to a total amount of $1 billion. In December 2012, the conversion date of the mandatory convertible bond was extended to January 31, 2014. In December 2010, ArcelorMittal acquired certain call options on its own shares in order to hedge its obligations arising out of the potential conversion of its Euro Convertibles and its USD Convertibles.

2	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2012 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$6 Billion Facility	$ 6.0	-	$ 6.0
$4 Billion Facility	$ 4.0	-	$ 4.0
Total committed lines	$ 10.0	-	$ 10.0

The average debt maturity of the Company was 6.1 years as of December 31, 2012, as compared to 6.3 years as of December 31, 2011.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2012, including the breakdown between fixed rate and variable rate debt, is set forth in Note 16  to ArcelorMittal’s consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in Note 17 to ArcelorMittal’s consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into the $6 Billion Facility, which may be utilized for general corporate purposes and which matures in 2016. As of December 31, 2012, the $6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into the $4 Billion Facility, a three-year revolving credit facility for general corporate purposes. On September 30, 2011, the maturity date of the $4 Billion Facility was extended to May 6, 2015. As of December 31, 2012, the $4 Billion Facility remains fully available.

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of $300 million. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of $300 million, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. The two facilities were cancelled (one as of December 31, 2011, and one as of December 31, 2012).

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On September 30, 2011, the maturity of the Letter of Credit Facility was extended from September 30, 2015 to September 30, 2016. The Letter of Credit Facility was amended on October 26, 2012 so that letters of credit and other instruments are issued on a bilateral basis instead of through a fronting mechanism and to reduce its amount to $450 million.

2012 Capital Markets Transactions

On February 28, 2012, ArcelorMittal completed an issuance of three series of U.S. dollar denominated Notes, consisting of $500 million aggregate principal amount of 3.75% Notes (4.25% as of August 25, 2012 following a credit downgrade) due 2015, $1,400 million aggregate principal amount of 4.50% Notes (5.00% as of August 25, 2012) due 2017 and $1,100 million aggregate principal amount of 6.25% Notes (6.75% as of August 25, 2012) due 2022.

On March 29, 2012, ArcelorMittal completed the issuance of €500 million ($664 million) aggregate principal amount of 4.5% Notes (5.75% as of March 29, 2013) due in 2018.

On March 2, 2012, ArcelorMittal completed a cash tender offer to purchase any and all of its 5.375% U.S. dollar denominated notes due 2013. ArcelorMittal accepted to purchase $298 million principal amount of such notes for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million. Upon settlement for all of the notes accepted pursuant to the offer, the remaining outstanding principal amount of notes as of December 31, 2012 was $1.2 billion.

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of $650 million with a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment is discretionary, it classified the net proceeds from the issuance of the subordinated perpetual capital securities ($642 million net of transaction costs) as equity.

On December 18, 2012, the conversion date of the $1 billion mandatory convertible bond was extended from January 31, 2013 to January 31, 2014.

Other Outstanding Loans and Debt Securities

On July 15, 2004, ArcelorMittal Finance issued €100 million principal amount of unsecured and unsubordinated fixed rated notes bearing interest at 5.50% due July 15, 2014.

On November 7, 2004, ArcelorMittal Finance issued €500 million principal amount of unsecured and unsubordinated fixed-rate bonds bearing interest at 4.625% due November 7, 2014.

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending to the following subsidiaries: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, and ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last repayment installment under these loans is in January 2015. The amount outstanding under these loans in the aggregate as of December 31, 2012 was $58 million, as compared to $118 million as of December 31, 2011. The loan relating to ArcelorMittal Galati was fully repaid on November 23, 2009. Loans relating to ArcelorMittal Skopje and ArcelorMittal Zenica were fully repaid on October 9, 2012.

On July 24, 2007, ArcelorMittal Finance and a subsidiary signed a €500 million five-year loan agreement due 2012 that bears interest based on EURIBOR plus a margin, the proceeds of which may be used by other entities within ArcelorMittal. As of December 31, 2012 this loan was fully repaid.

On May 27, 2008, the Company issued unsecured and unsubordinated fixed rate U.S. dollar-denominated notes in two tranches totaling $3 billion. The $1.5 billion notes due 2013 bear interest at the rate of 5.375%, and the $1.5 billion notes due 2018 bear interest at the rate of 6.125%. As of December 31, 2012 the remaining outstanding principal amount of notes due 2013 was $1.2 billion.

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

•         an offering of two series of U.S. dollar-denominated bonds (9% Notes (9.50% as of August15, 2012) due 2015 and 9.85% Notes (10.35% as of  June 1, 2012) due 2019) totaling $2.25 billion which closed on May 20, 2009;

•         an offering of two series of euro-denominated 8.25% Notes due 2013 (no impact from downgrade since notes maturity date is same as effective date of new interest)  and 9.375% Notes (10.625% as of  June 3, 2013) due 2016) totaling €2.5 billion ($ 3.5 billion) which closed on June 3, 2009;

•         an offering of $1 billion of U.S. dollar-denominated 7% notes due 2039 (7.50% as of  October 15, 2012) which closed on October 1, 2009.

In 2010, ArcelorMittal completed several capital markets transactions, the proceeds of which were principally used to refinance existing indebtedness. The transactions consisted of:

•         A €1 billion offering of 4.625% notes (5.875% as of November 17, 2012) due 2017 issued under the Company’s €3 billion Euro Medium Term Notes Program that closed on November 18, 2010.

•         An offering of two series of US dollar – denominated notes (3.75% Notes (4.25% as of  August 5, 2012) due 2015 and 5.25% Notes (5.75% as of  August 5, 2012) due 2020) totaling $2 billon, and a $500 million reopening of the Company’s 7% Notes (7.50% as of  October 15, 2012) due 2039 that closed on August 5, 2010.

In 2011, ArcelorMittal completed several capital market transactions. The transactions consisted of:

•         An offering of three series of U.S. dollar-denominated notes, consisting of $500 million aggregate principal amount of 3.75% Notes (4.25% as of  September 1, 2012) due 2016, $1.5 billion aggregate principal amount of 5.50% Notes (6.00% as of  September 1, 2012) due 2021 and $1billion aggregate principal amount of 6.75% Notes (7.25% as of  September 1, 2012) due 2041, that closed on March 7, 2011, the proceeds of which were principally used to prepay the last two term loan installments under the  €17 billion facility dated November 30, 2006 that was fully repaid and cancelled on March 31, 2011.

•         A private placement of €125 million of 6.20% Notes (7.45% as of December 9, 2012) due in 2016, under its wholesale EMTN program completed on December 9, 2011.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated $750 million mandatory convertible bonds into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and were not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. This call option is recognized at fair value and the Company recognized in 2012 a loss of $99 million ($69 million and $42 million gain in 2010 and 2011, respectively) for the change in fair value in the consolidated statements of operations. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir and Macarthur, both of which were publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Crédit Agricole, invest in other financial instruments. These bonds bear a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company

determined the bonds met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bonds was $55 million on the date of issuance.

On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of $60 million.

On September 27, 2011, the Company increased the mandatory convertible bonds from $750 million to $1 billion. The Company determined that this increase led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument.

On December 18, 2012, the conversion date of the $1 billion mandatory convertible bond was extended from January 31, 2013 to January 31, 2014. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of $48 million.

As of December 31, 2012, $48 million is included in long-term debt and carried at amortized cost. As of December 31, 2011, $52 million was included in long-term debt.  The value of the equity component of $951 million  ($934 million net of tax and fees at December 31, 2011 ) was determined based upon the difference of the total nominal amount of mandatory convertible bonds of  $1 billion and the fair value of the financial liability component on December 18, 2012 and is included in equity as non-controlling interests.

As a result of the completion of the sale of the Macarthur shares on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for $1,208 million. Prior to December 31, 2011 the Company committed to Crédit Agricole to replace those notes with new notes issued by a different subsidiary of ArcelorMittal linked to shares of China Oriental Group Company Ltd (“China Oriental”). The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012.  On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

Commercial Paper Program

ArcelorMittal has a €1.0 billion commercial paper program in the French market, which had approximately €0.1 billion ($0.1 billion) outstanding as of December 31, 2012 as compared to €0.5 billion ($0.6 billion) as of December 31, 2011.

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,250 million as of December 31, 2012. This amount represents the maximum amounts of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,275 million and $4,424 million, as of December 31, 2011 and 2012, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2010, 2011 and 2012 was $29.5 billion, $35.3 billion and $33.9 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012 were $110 million, $152 million and $182 million, respectively.

Earnings Distribution

Considering the worsening global economic conditions since September 2008, ArcelorMittal’s Board of Directors recommended on February 10, 2009, a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010, 2011 and 2012. In 2012, quarterly dividend payments took place on March 13, 2012, June 14, 2012, September 10, 2012 and December 10, 2012.

In consideration of the challenging global economic conditions impacting the Company’s business and its priority to deleverage, The Board of Directors will submit to the approval of the shareholders at the annual general meeting of shareholders to be held in May 2013 a proposal to reduce the annual dividend payment to $0.20 per share in 2013, as compared to $0.75 per share in 2012. The dividend payment calendar is available on www.arcelormittal.com.

ArcelorMittal held 11.8 million shares in treasury as of December 31, 2012, as compared to 12.0 million shares as of December 31, 2011. As of December 31, 2012, the number of treasury shares was equivalent to approximately 0.76% of the total issued number of ArcelorMittal shares.

Sources and Uses of Cash

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2011	2012
Net cash provided by operating activities	1,777	5,294
Net cash used in investing activities	(3,678)	(3,660)
Net cash used in financing activities	(540)	(1,044)

Net Cash Provided by Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities increased to $5.3 billion, as compared with $1.8 billion for the year ended December 31, 2011, mainly because of operating working capital release. The net cash provided by operating activities was positively impacted by a $2.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), driven by a $2.8 billion decrease in  inventories ( accounts receivable decreased by $1.2 billion and accounts payable decreased by $1.1 billion, cancelling each other out). As the average number of rotation days of inventories remained stable, inventories decreased mainly as a result of lower levels of steel production compared to 2011 and lower raw material prices as the average benchmark ore price per tonne of $130.0 CFR China and the average benchmark price for hard coking coal FOB Australia were 22% and 35% lower than in 2011, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory. Accounts receivable decreased mainly as a result of lower sales. Accounts payable decreased as a result of lower purchases of raw materials and lower raw material prices. The year-on-year increase in net cash provided by operating activities was due in particular to strong operating cash flow generation in the second quarter for $2.2 billion and in the fourth quarter of $2.9 billion, themselves driven by a release of working capital for $1.4 billion and $2.1 billion, respectively (resulting in turn largely from lower inventories and trade receivables).

Net Cash Used in Investing Activities

Net cash used in investing activities was stable at $3.7 billion for the year ended December 31, 2012 and 2011. Net inflows related to disposals amounted to $1.0 billion, including $674 million from the sale of Skyline Steel, $264 million from the sale of the Company’s stake in Erdemir, $189 million (after adjustment for dividends) corresponding to the first installment from the sale of the Company’s stake in Enovos and a net outflow (the excess of cash on the balance sheet of Paul Wurth over the cash consideration received) of $89 million relating to the disposal of Paul Wurth.

In 2012, capital expenditure totalled $4.7 billion, $3.2 billion of which was related to maintenance in steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to growth projects in mining.  In 2011, capital expenditure was $4.8 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.3 billion dedicated to mining projects. In 2013, capital expenditure is expected to amount to approximately $3.5 billion, $2.7 billion of which is expected to be maintenance-related (including health and safety investments) and $0.8 billion of which is expected to be dedicated to growth projects in mining.  The Company is focusing only on core growth capital expenditure in its mining business given potentially attractive return profiles of projects under construction. Some planned steel investments remain suspended.  The Phase 2 expansion of the Liberian mining operation involves the construction of a concentrator, among other things, and will be capital-intensive over the 2013-2015 period.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2012 included the following major projects: Andrade capacity expansion plan in Andrade mine in Brazil, Liberia greenfield mining project; capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $1.0 billion for the year ended December 31, 2012, as compared to $0.5 billion in 2011. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partly offset by proceeds from issuance of subordinated perpetual capital securities for $642 million and from long-term debt, primarily due to bond issuances.  The Company issued €500 million 4.500% (5.75% after downgrade) Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of U.S. dollar denominated notes, consisting of $500 million 3.750% (4.25% after downgrade) Notes due 2015, $1.4 billion 4.500% (5.00% after downgrade) Notes due 2017 and $1.1 billion 6.250% (6.75% after downgrade) Notes due 2022. The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $299 million principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million; the remaining outstanding principal amount of such Notes is $1.2 billion. Net cash used in financing activities also included outflow for purchases of non-controlling interests.

Dividends paid during the year ended December 31, 2012 were $1.2 billion, including $1,171 million paid to ArcelorMittal shareholders and $20 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2011 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $51.7 billion at December 31, 2012, as compared to $56.7 billion at December 31, 2011, primarily due to the net loss attributable to the equity holders of the parent of $3.7 billion and dividend payments of $1.2 billion. See Note 18 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2010	2011
Net cash provided by operating activities	4,015	1,777
Net cash used in investing activities	(3,438)	(3,678)
Net cash used in financing activities	(7)	(540)

Net Cash Provided by Operating Activities

For the year ended December 31, 2011, net cash provided by operating activities decreased to $1.8 billion, as compared with $4.0 billion for the year ended December 31, 2010, mainly because of operating working capital deployment. The net cash provided by operating activities was negatively impacted by a $3.8 billion increase (excluding discontinued operations) in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable) as inventories increased by $3.1 billion. As the average number of rotation days of inventories remained stable, the increase in inventories was largely attributable to higher levels of steel production compared to 2010 and higher raw material prices as the benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively. Accounts receivable increased by $0.7 billion, as a result of higher sales, and accounts payable decreased by $0.1 billion. The year-on-year decrease in net cash provided by operating activities was reduced somewhat by strong operating cash flow generation in the fourth quarter ($2.9 billion) driven by a $1.8 billion release of working capital (itself resulting largely from lower inventories), which was a reversal of the trend of an investment in working capital in the first three quarters of 2011.

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

Capital expenditures totaled $4.8 billion for the year ended December 31, 2011 as compared with $3.3 billion for the year ended December 31, 2010. Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.8 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.3 billion dedicated to mining projects.

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

Equity

Equity attributable to the equity holders of the parent decreased to $56.7 billion at December 31, 2011, as compared to $62.4 billion at December 31, 2010, primarily due to the stainless spin-off for $4.0 billion on January 25, 2011 and the dividend distribution for $1.2 billion. See Note 18 to ArcelorMittal’s consolidated financial statements.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2011 and 2012 amounted to $306 million and $285 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment is expected to be higher in 2013 as compared to 2012. Steel shipments are expected to increase by approximately 2-3% in 2013 as compared to 2012. With the completion of the management gains program and asset optimization, per-tonne steel margins are expected to improve marginally in 2013 as compared to 2012. With the ArcelorMittal Mines Canada expansion to 24mtpa on track for ramp up during the first half of 2013, market-priced iron ore shipments are expected to increase by approximately 20% in 2013 relative to 2012. The Company expects to spend approximately $3.5 billion on capital expenditures, of which $2.7 billion is maintenance-related. Approximately $5 billion of cash receipts expected from the $4 billion combined share and mandatorily convertible notes offering in January 2013 and the announced agreed sale of a 15% stake in ArcelorMittal Mines Canada (assuming completion of such sale on schedule), should enable net debt to decline to approximately $17 billion by June 30, 2013. The Company has a medium term objective to reduce its net debt to $15 billion.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. ArcelorMittal has various purchase commitments and long-term obligations described below under “—F. Tabular Disclosure of Contractual Obligations” and in Note 23 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2012, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2012, various long-term obligations that will become due in 2013 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2012, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 16 to the ArcelorMittal Consolidated Financial Statements	26,304	4,339	6,452	5,393	10,120
Operating Lease Obligations—Note 23 to the ArcelorMittal Consolidated Financial Statements	2,266	379	565	456	866
Environment Commitments and asset retirement obligation—Note 21 and Note 25 to the ArcelorMittal Consolidated Financial Statements [1]	1,408	122	224	168	894
Purchase Obligations—Note 23 to the ArcelorMittal Consolidated Financial Statements	17,565	6,385	4,628	1,852	4,700
Funding Contribution to the pension and post-employment plans [2]	835	835	-	-	-
Scheduled interest payments	11,752	1,771	2,639	1,943	5,399
Other Long-Term Liabilities	612	-	412	77	123
Acquisition/Investment Commitments—Note 23 to the ArcelorMittal Consolidated Financial Statements	988	366	602	20	-
Total	61,730	14,197	15,522	9,909	22,102

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2012. Also included are liabilities related to environmental matters, which are further discussed in Note 25 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 23 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM  6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 11-member Board of Directors. The Board’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of independent directors. In addition, half of the Risk Management Committee is comprised of independent directors.

The annual general meeting of shareholders on May 8, 2012 acknowledged the expiration of the terms of office of Mr. Narayanan Vaghul and Mr. Wilbur L. Ross. At the same meeting, the shareholders re-elected Mr. Vaghul and Mr. Ross for a new term of three years each. The Board of Directors had proposed to elect Mr. Tye Burt as a new Board member, and Mr. Burt was elected by the shareholders for a three-year term starting on May 8, 2012. Mr. Burt is considered an independent director within the meaning of the NYSE Listed Company Manual and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

As a result of these changes, the Board of Directors is composed of 11 directors, of which 10 are non-executive directors and eight are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.

Mr. Lewis B. Kaden is the Lead Independent Director. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows: coordination of activities of the other Independent Directors; liaison between the Chairman and the other Independent Directors; calling meetings of the Independent Directors when necessary and appropriate; and such other duties as are assigned from time to time by the Board of Directors.

No member of the Board of Directors, including the executive Director, has entered into any service contract with ArcelorMittal or any of its subsidiaries providing for benefits upon the end of his or her service on the Board.

The members of the Board of Directors are set out below:

	Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	62	May 1997	May 2014	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 2 4	70	April 2005	May 2014	Lead Independent Director
	Vanisha Mittal Bhatia	32	December 2004	May 2013	Director
	Narayanan Vaghul1 2 4	76	July 1997	May 2015	Director
	Wilbur L. Ross1 4	75	April 2005	May 2015	Director
	Jeannot Krecké[3]	62	January 2010	May 2013	Director
	Antoine Spillmann1 3 4	49	October 2006	May 2014	Director
	HRH Prince Guillaume de Luxembourg2 4	49	October 2006	May 2014	Director
	Suzanne P. Nimocks2 3 4	53	January 2011	May 2013	Director
	Bruno Lafont1 4	56	May 2011	May 2014	Director
	Tye Burt[4]	55	May 2012	May 2015	Director

1	Member of the Audit Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Member of the Risk Management Committee.
4	Non-executive and independent director.
5	Age as of December 31, 2012.
6	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

The business address of each of the members of the Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 62, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and European Aeronautic Defence & Space Company (EADS) N.V. He is a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the Ukrainian President’s Domestic and Foreign Investors Advisory Council, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management and on the Board of Trustees of Cleveland Clinic in the United

States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s then-leading steel producer. In 2006, he merged Mittal Steel and Arcelor to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia.  Mr. Mittal is a citizen of India.

Lewis B. Kaden, 70, is the Lead Independent Director of ArcelorMittal. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He has been Vice Chairman of Citigroup since 2005, and will retire from Citigroup on April 30, 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 32, was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004.  She has a Bachelor of Arts degree in Business Administration from the European Business School and has worked at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH, an Internet-based venture capital fund, within the procurement department of Mittal Steel, in charge of a cost-cutting project, and is currently Head of Strategy for Aperam. She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Bhatia is a citizen of India.

Narayanan Vaghul, 76, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 75, is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. WL Ross & Co is part of Invesco Private Capital, a listed company, of which Mr. Ross is Chairman. As such, Mr. Ross is also the Chairman and Chief Executive Officer of several unlisted Invesco portfolio companies. Mr. Ross is the Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group and Diamond S Shipping, which are unlisted companies, and of the Japan Society and the Economics Studies Council of the Brookings Institution, which are non-profit entities. Mr. Ross is a director of International Automotive Components and Compagnie Européenne de Wagons SARL (Luxembourg), both non-listed companies. Mr. Ross is also a director of the Yale School of Management and the Harvard Business School Dean’s Advisory Board.  He is on the Boards of Air Lease Corp., Assured Guaranty, BankUnited, EXCO Resources and Greenbrier, all NYSE-listed, and of PLASCAR, which is listed in Brazil.  Mr. Ross was an Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000, and the Chairman of the Smithsonian Institution National

Board. Mr. Ross was also the Chairman of the International Steel Group since its inception until April 2005, when it merged into Mittal Steel Company NV. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 62, started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He undertook various studies, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade and Minister of Sport of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké was again appointed Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr.  Krecké represents the Luxembourg government at the Council of Ministers of the European Union in the internal market and industry sections of its competitiveness committees as well as in the Economic and Financial Affairs Council and in the energy section of its transport, telecommunications and energy committee. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the Chief Executive Officer of Key International Strategy Services and is on the board of JSFC Sistema and CalzedoniaFinanziara S.A. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 49, worked for leading investment banks in London from 1986 to 2000. He is now an asset manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva, Switzerland. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a non-independent board member of Bondpartners SA and Leclange SA. Mr. Spillmann is a citizen of Switzerland.

H.R.H. Prince Guillaume de Luxembourg, 49, worked for five years at the International Monetary Fund in Washington, D.C., and spent two years working for the Commission of European Communities in Brussels. Prince Guillaume headed a governmental development agency, Lux-Development, for 12 years; after that, he was appointed Honorary President of the board of directors of Lux-Development.  He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, D.C., from which he graduated in 1987. HRH Prince Guillaume de Luxembourg is a citizen of Luxembourg.

Suzanne P. Nimocks, 53, was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010 and was with the firm in various other capacities starting in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation, Rowan Companies Inc., Owens Corning, all listed companies, and Valerus, a private company. Encana is a major natural gas company, Rowan Companies provides drilling services for the oil and gas industry, Owens Corning manufactures building products and Valerus provides services for oil and gas production. In the non-profit sector, she serves as the chair of the board of directors of the Houston Zoo. Ms. Nimocks is a citizen of the United States of America.

Bruno Lafont, 56, began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer since January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the European Roundtable of Industrialists. Mr. Lafont is a Special Adviser to the Mayor of Chongqing (China), a Board Member of EDF and a Board Member of ArcelorMittal. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 55, was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is a board member of Dacha Strategic Metals Inc., a small rare earths trading company based in Canada. He is the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. He is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors. Mr. Burt is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Senior Management

ArcelorMittal’s senior executive management is comprised of the members of the Group Management Board, which are set out below:

	Name	Age[1]	Position
	Davinder Chugh	56	Member of the Group Management Board, Responsible for Shared Services and member of the Investment Allocation Committee
	Peter Kukielski	56	Member of the Group Management Board, Head of Mining
	Sudhir Maheshwari	49	Member of the Group Management Board; Responsible for Corporate Finance, M&A, Risk Management and India and China activities
	Aditya Mittal	36	Chief Financial Officer, Member of the Group Management Board, with additional responsibility for Flat Carbon Europe, Investor Relations and Communications
	Lakshmi N. Mittal	62	Chairman and Chief Executive Officer
	Lou Schorsch	63	Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive and member of the Investment Allocation Committee
	Gonzalo Urquijo	51

Member of the Group Management Board; Responsible for AACIS (excluding China and India), Distribution Solutions, Tubular Products, Corporate Responsibility, Investment Allocation Committee (“IAC”) Chairman

	Michel Wurth	58	Member of the Group Management Board Responsible for Long Carbon Worldwide

1	Age as of December 31, 2012.

The Group Management Board has responsibility for, and its remuneration is tied to, the day-to-day management of the business of ArcelorMittal on a global basis. In 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided to further improve the remuneration disclosure published by the Company by focusing on those executive officers whose remuneration is tied to the performance of the entire ArcelorMittal group. Consequently, information regarding the Management Committee, which is an advisory body to the Group Management Board, is no longer included. The Group Management Board is defined going forward as ArcelorMittal’s senior management.

Davinder Chugh, Member of the Group Management Board; Responsible for Shared Services (reporting to Chief Executive Officer), Member of Investment Allocation Committee. Mr. Davinder Chugh has over 33 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services until 2007. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the Chief Executive Officer of Mittal Steel South Africa until 2006.  After the acquisition of ISCOR (now ArcelorMittal South Africa in 2002 Mr. Chugh was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA. Mr. Chugh is a citizen of India.

Peter Kukielski, Member of the Group Management Board;  Responsible for Mining.  Mr. Peter Kukielski was appointed Senior Executive Vice President and Head of Mining in December 2008. Mr. Kukielski is responsible for the Company’s mining business and for driving its development. On January 1, 2010, Mr. Kukielski was appointed to the Company’s Group Management Board. Mr. Kukielski was previously the Executive Vice President and Chief Operating Officer of Teck Cominco Limited. Prior to joining Teck Cominco, he was Chief Operating Officer of Falconbridge Limited. Prior to this, he held senior engineering and project management positions with BHP Billiton and Fluor Corporation. Mr. Kukielski holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University. Mr. Kukielski is a citizen of the United States.

Sudhir Maheshwari, Member of the Group Management Board; Responsible for Corporate Finance, M&A, Risk Management and India and China activities. Mr. Sudhir Maheshwari is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and

Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 25 years of experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger and integration. He also plays a key leading role in various corporate finance, funding and capital market transactions including the award-winning refinancing of the Company’s debt in 2009 and the initial public offering in 1997. Over a 24-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of Directors of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India. Mr. Maheshwari is a citizen of India.

Aditya Mittal, Chief Financial Officer of ArcelorMittal, Member of the Group Management Board with additional responsibility for Flat Carbon Europe. Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization, a Board member at the Wharton School and a member of the Board of Directors of PPR and Aperam. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Lou Schorsch, Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive. Dr. Schorsch was elected to the Group Management Board in May 2011. Prior to this appointment he had been President and Chief Executive Officer of Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey, his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become Chief Executive Officer of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Dr. Schorsch is a citizen of the United States of America.

Gonzalo Urquijo, Member of the Group Management Board; Responsible for AACIS (excluding China and India), Distribution Solutions and Tubular Products. Mr. Gonzalo Urquijo previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was Chief Financial Officer of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as Chief Financial Officer and later Co-Chief Executive Officer. Mr. Urquijo is a board member of Aperam; he is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid. Mr. Urquijo is a citizen of Spain.

Michel Wurth, Member of the Group Management Board; Responsible for Long Carbon Worldwide. Before becoming a member of the Group Management Board responsible for Long Carbon Worldwide, Mr. Wurth was between 2006 and June 2011 in charge of Flat Carbon Europe and Global R&D and between 2009 and June 2011 as well in charge of AMDS. He was previously Vice President of the Group Management Board of Arcelor and Deputy Chief Executive Officer, with responsibility for Flat Carbon Steel including Auto, Coordination Brazil, R&D and NSC Alliance.  The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Mr. Wurth’s appointment as Senior Executive Vice President and Chief Financial Officer of Arcelor, with responsibility over Finance and Management by Objectives.  Mr. Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998.  Mr. Wurth holds a law degree from the University of Grenoble, France, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of

Economics degree from the London School of Economics, all with distinction and he is Doctor of Laws Honoris Causa from Sacred Heart University. Mr. Wurth is a citizen of Luxembourg.

B.    Compensation

Board of Directors

Directors’ fees

The Appointments, Remuneration and Corporate Governance Committee of the Board of Directors (the “ARCG Committee”) prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 8, 2012 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive Directors for the 2011 financial year at $1,733,331, based on the following annual fees:

•         Basic director’s remuneration: €134,000 ($171,400);

•         Lead Independent Director’s remuneration: €189,000 ($241,751);

•         Additional remuneration for the Chair of the Audit Committee: €26,000 ($33,257);

•         Additional remuneration for the other Audit Committee members: €16,000 ($20,466);

•         Additional remuneration for the Chairs of the other committees: €15,000 ($19,187); and

•         Additional remuneration for the members of the other committees: €10,000 ($12,791).

The total annual remuneration of the members of the Board of Directors paid in 2011 and 2012 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except share information)	2011	2012
	Base salary[1]	$1,739	$1,770
	Director fees	$1,754	$1,930
	Short-term performance-related bonus[1]	$2,074	$1,941
	Long-term incentives 1 2	12,500	7,500

1	Chairman and Chief Executive Officer only.
2	RSUs were granted in 2011 and PSUs in 2012; see “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, below.

The annual remuneration paid for 2011 and 2012 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2011	2012	2011	2012
	(Amounts in $ thousands except share information)	2011[1]	2012[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of RSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	$1,739	$1,770	$2,074	$1,941	12,500	7,500
	Vanisha Mittal Bhatia	174	172	—	—	—	—
	Narayanan Vaghul	220	218	—	—	—	—
	Suzanne P. Nimocks[2]	179	198	—	—	—	—
	Wilbur L. Ross, Jr.	194	193	—	—	—	—
	Lewis B. Kaden	264	262	—	—	—	—
	François Pinault[3]	11	—	—	—	—	—
	Bruno Lafont[4]	126	193	—	—	—	—
	Tye Burt[5]	—	112	—	—	—	—
	Antoine Spillmann	213	212	—	—	—	—
	HRH Prince Guillaume de Luxembourg	186	185	—	—	—	—
	Jeannot Krecké	187	185	—	—	—	—
	Total	3,493	3,700	2,074	1,941	12,500	7,500

1

Remuneration for non-executive Directors with respect to 2011 (paid after shareholder approval at the annual general meeting held on May 8, 2012) is included in the 2011 column. Remuneration for non-executive Directors with respect to 2012 (subject to shareholder approval at the annual general meeting to be held on May 8, 2013) will be paid in 2013 and is included in the 2012 column. Slight differences between the amounts previously disclosed and the final approved amounts are possible, due to foreign currency effect.

2	Ms. Nimocks was elected to ArcelorMittal’s Board of Directors effective January 25, 2011.
3	Mr. Pinault resigned effective as of January 25, 2011.
4	Mr. Lafont was elected to ArcelorMittal’s Board of Directors effective May 10, 2011.
5	Mr. Burt was elected to ArcelorMittal’s Board of Directors effective May 8, 2012.

As of December 31, 2011 and 2012, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and, as of December 31, 2012, ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and Chief Executive Officer, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted to the Chairman and Chief Executive Officer, who is the sole executive director on the Board of Directors, as of December 31, 2012.

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	100,000	100,000	60,000	60,000	60,000	56,500	436,500	$41.75
	Total	100,000	100,000	60,000	60,000	60,000	56,500	436,500	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$41.75
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		RSUs granted in 2011	PSUs granted in 2012
	Lakshmi N. Mittal	12,500	7,500
	Total	12,500	7,500
	Term (in years)	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015

1	See “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, for vesting conditions.

Remuneration of Senior Management

The total remuneration paid in 2012 to members of ArcelorMittal’s senior management listed in “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management” (including Mr. Lakshmi N. Mittal in his capacity as Chief

Executive Officer) was $9.6 million in base salary and other benefits paid in cash (such as those relating to gasoline and car allowances, lunch and financial services) and $10.5 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2011 results.

During 2012, approximately $800,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2012, and no such loans or advances were outstanding as of December 31, 2012.

As discussed above, in 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided to further improve the remuneration disclosure published by the Company by focusing on those executive officers whose remuneration is tied to the performance of the entire ArcelorMittal group. Consequently, information regarding the Management Committee, which is an advisory body to the Group Management Board, is no longer included. The Group Management Board is defined going forward as ArcelorMittal’s senior management.

The following table shows the remuneration received by the Chief Executive Officer and the Group Management Board members as determined by the ARCG Committee in relation to 2012 and 2011, including all remuneration components.

			Chief Executive Officer		Other Group Management Board Members
	(Amounts in $ thousands except for Long-term incentives)		2011	2012	2011	2012
	Base salary[1]		1,739	1,770	7,630	7,682
	Retirement benefits		-	-	832	778
	Other benefits[2]		15	30	141	153
	Short-term incentives[3]		2,074	1,941	8,896	8,522
	Long-term incentives	- fair value in $ thousands[4]	181	127	1,012	709
		- number of shares	12,500	7,500	70,000	42,000

1	The increase in base salary for the Chief Executive Officer and other Group Management Board members in 2012 was 3% and 2.8%, respectively (effective April 2012), as compared to 2011.
2

Other benefits comprise benefits paid in cash such as health insurance and other insurance, lunch, financial services, gasoline and car allowances. Benefits in kind such as company car and tax returns are not included.

3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions. The remuneration expenses recognized for the RSUs/PSUs granted to the Chief Executive Officer and other Group Management Board members was $99,000 and $606,000 for the years ended December 31, 2011 and 2012.

The Company allocated 2012 remuneration according to the following timeline:

SOX 304 and Clawback Policy

Under Section 304 of the Sarbanes-Oxley Act, the SEC may seek to recover remuneration from the Chief Executive Officer and Chief Financial Officer of the Company in the event that it is required to restate accounting information due to any material misstatement thereof or as a result of misconduct in respect of a financial reporting requirement under the U.S. securities laws (the “SOX Clawback”).

Under the SOX Clawback, the Chief Executive Officer and the Chief Financial Officer may have to reimburse ArcelorMittal for any bonus or other incentive- or equity-based remuneration received during the 12-month period following the first public issuance or filing with the SEC (whichever occurs first) of the relevant filing, and any profits realized from the sale of ArcelorMittal securities during that 12-month period.

The Board of Directors, through its Appointments, Remuneration and Corporate Governance Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the Group Management Board and to the Executive Vice President of Finance, of ArcelorMittal.

The Clawback Policy comprises cash bonuses and any other incentive-based or equity-based remuneration, as well as profits from the sale of the Company’s securities  received during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the filing that contained the material misstatement of accounting information.

For purposes of determining whether the Clawback Policy should be applied, the Board of Directors will evaluate the circumstances giving rise to the restatement (in particular, whether there was any fraud or misconduct), determine when any such misconduct occurred and determine the amount of remuneration that should be recovered by the Company.  In the event that the Board of Directors determines that remuneration should be recovered, it may take appropriate action on behalf of the Company, including, but not limited to, demanding repayment or cancellation of cash bonuses, incentive-based or equity-based remuneration or any gains realized as the result of options being exercised or awarded or long-term incentives vesting.  The Board may also choose to reduce future remuneration as a means of recovery.

Remuneration Policy

Board Oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of the Company and its shareholders. It is therefore critical that the Board remain independent of management when making decisions affecting remuneration of the Chief Executive Officer and its direct reports.

To this end, the Board has established the Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are required to be independent under the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The members have relevant expertise or experience relating to the purposes of the committee. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The ARCG Committee is chaired by Mr. Lewis Kaden, Lead Independent Director.

Appointments, Remuneration and Corporate Governance Committee

The primary function of the ARCG Committee is to assist the Board of Directors, among others with respect to the following:

•         review and approve corporate goals and objectives relevant to the Group Management Board and other members of executive management as deemed appropriate by the committee regarding their remuneration, and assess performance against goals and objectives;

•         make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;

•         identify candidates qualified to serve as members of the Board and the Group Management Board;

•         recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;

•         develop, monitor and review corporate governance principles applicable to the Company;

•         facilitate the evaluation of the Board;

•         review the succession planning and the executive development of Group Management Board members;

•         submit proposals to the Board on the remuneration of Group Management Board members, and on the appointment of new directors and Group Management Board members;

•         make recommendations to the Board on the Company’s framework of remuneration for the Group Management Board and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary (the remuneration of directors on the Board shall be a matter to be decided by the Board). This may include total cost of employment (including equity/stock options based component) and determination on behalf of the Board specific remuneration packages and conditions of employment (including pension rights).

The ARCG Committee met six times in 2012. Its members comprise Mr. Lewis Kaden (Chairman), HRH Prince Guillaume de Luxembourg, Mr. Narayanan Vaghul and Ms. Suzanne Nimocks. Regular invitees include Mr. Lakshmi N. Mittal (Chief Executive Officer and Chairman) and Mr. Willie Smit (Head of Group Human Resources). Mr. Henk Scheffer (Group Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARGC Committee. The ARCG Committee Chairman presents its decisions and finding to the Board of Directors after each Committee meeting.

Remuneration Strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following group of senior managers:

•         the Chief Executive Officer; and

•         the seven other members of the Group Management Board.

The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.

Remuneration Philosophy

ArcelorMittal’s remuneration philosophy for its senior managers is based on the following principles:

•         provide total remuneration competitive with executive remuneration levels of a peer group composed of a selection of industrial companies of a similar size and scope;

•         encourage and reward performance that will lead to long-term enhancement of shareholder value;

•         promote internal pay equity and provide “market” median (determined by reference to its identified peer group) base pay levels for ArcelorMittal’s senior managers with the possibility to move up to the third quartile of the market base pay levels, depending on performance over time; and

•         promote internal pay equity and target total direct remuneration (base pay, bonus, and long term incentives) levels for senior managers at the 75th percentile of the market.

Remuneration Framework

The ARCG Committee develops proposals on senior management remuneration annually for consideration by the Board of Directors. Such proposals include the following components:

•         fixed annual salary;

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options (prior to May 2011), RSUs (after May 2011) and PSUs (after May 2011).

The decision was taken by the Board of Directors not to allocate any RSUs and PSUs to the members of Group Management Board between May 2012 and May 2013.

Fixed Annual Salary

Base salary levels are reviewed annually and compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels.

Short-Term Incentives

Annual Performance Bonus Plan

ArcelorMittal has a short-term incentive plan consisting of a performance-based bonus plan.  Bonus calculations for each employee reflect the performance of the ArcelorMittal group as a whole, the performance of the relevant business units, the achievement of objectives specific to the department and the individual employee’s overall performance and potential.

The calculation of ArcelorMittal’s 2012 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

•         no performance bonus will be triggered if the achievement level of the performance measures is less than the threshold of 80%;

•         achievement of 100% of the performance measure yields 100% of the performance bonus pay-out; and

•         achievement of more than 100% and up to 120% of the performance measure generates a higher performance bonus pay-out, except as explained below.

The performance bonus for each individual is expressed as a percentage of his or her annual base salary. Performance bonus pay-outs may range from 50% of the target bonus for achievement of performance measures at the threshold (80%), to up to 150% for an achievement at or in excess of the ceiling of 120%. Between the 80% threshold and the 120% ceiling, the performance bonus is calculated on a proportional, straight-line basis.

For the Chief Executive Officer and the other members of the Group Management Board, the 2012 bonus formula is based on:

•         EBITDA at the Group level: 60% (this acts as “circuit breaker” with respect to group-level financial performance measures as explained below);

•         Free cash flow (“FCF”) (operating free cash flow (“OFCF”) was used in 2011) at the Group level: 20%; and

•         Health and safety performance at the Group level: 20%.

EBITDA operating as a “circuit breaker” for financial measures means that the 80% threshold described above must be met for EBITDA in order to trigger any bonus payment with respect to the EBITDA and FCF performance measures.

For the Chief Executive Officer, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 100% of his base salary. For the members of the Group Management Board, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 80% of the relevant base salary.

The different performance measures are combined through a cumulative system: each measure is calculated separately and is added up for the performance bonus calculation.

Performance below threshold will result in zero performance bonus payout.

The achievement level of performance for performance bonus is summarized as follow:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Chief Executive Officer	50% of base pay	100% of base pay	150% of base pay
Other GMB members	40% of base pay	80% of base pay	120%of base pay

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

The principles of the performance bonus plan, with different weights for performance measures and different levels of target bonuses, are applicable to approximately 2,000 employees worldwide.

In exceptional cases, there are some entitlements to a retention bonus or a business specific bonus.

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. The achievement of the 2011 Performance Bonus Plan with respect to senior management and paid out in March 2012 was as follows:

2011 Measures	% Weighting for Chief Executive Officer and GMB members	Assessment
EBITDA	60%	Incentive attributable to this metric as the assessment was over target
OFCF	20%	No incentive attributable to this metric
Health and Safety	20%	Incentive attributable to this metric as the assessment was at target

Extra Mid-Year Bonus 2012

In 2012, the Group Management Board decided to implement a mid-year bonus plan for 2012 in addition to the Annual Performance Bonus Plan to encourage a greater focus on the Group’s objective of achieving a substantial net debt reduction by June 30, 2012.  The two measures of this bonus were EBITDA and FCF, and also took into account additional targets to be achieved in the first half of 2012, consisting of higher EBITDA, limitation of capital expenditure and improvement of working capital, subject to the conditions below:

•         Only units/segments delivering results (both EBIDTA and FCF) that are better than the 2012 business plan taking into account the additional targets would qualify for an extra bonus;

•         In terms of EBITDA, an improvement of 10% over the approved business plan was expected; and

•         The mid-year bonus would be paid out in full if 100% of the additional EBITDA and FCF targets are met but would not be paid out if the level of achievement was below 80%, with the maximum level of achievement being set at 120%.

Based on the Company’s 2012 mid-year results, no additional mid-year bonus was paid to the Chief Executive Officer or any other members of the Group Management Board.

Other Benefits

In addition to the remuneration described above, other benefits may be provided to members of the Group Management Board and, in certain cases, other employees. These other benefits can include insurance, housing (in cases of international transfers), car allowances and tax assistance.

Long-Term Incentives: Equity Based Incentives

Share Unit Plans

The annual shareholders’ meeting on May 10, 2011 approved a new equity-based incentive plan to replace the Global Stock Option Plan. The new plan comprises a Restricted Share Unit Plan (“RSU Plan”) and a Performance Share Unit Plan (“PSU Plan”)

designed to incentivize employees, improve the Company’s long-term performance and retain key employees. Both the RSU Plan and the PSU Plan are intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company.

The maximum number of Restricted Share Units (each, an “RSU”) and Performance Share Units (each, a “PSU”) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2012 approved the maximum to be granted until the next annual shareholders’ meeting.

RSU Plan

The aim of the RSU Plan is to provide a retention incentive to eligible employees. It is subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the ArcelorMittal group. The RSUs are an integral part of the Company’s remuneration framework.

For the period from the May 2012 annual general shareholders’ meeting to the May 2013 annual general shareholders’ meeting, a maximum of 2,500,000 RSUs may be allocated to eligible employees under the RSU Plan. The RSU Plan targets the 500 to 700 most senior managers across the ArcelorMittal group. The decision was taken by the Board of Directors not to allocate any RSUs to the members of the Group Management Board between May 2012 and May 2013. The Company expects to make a grant under the RSU Plan by the end of the first quarter of 2013 to the other eligible managers.

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

For the period from the May 2011 annual general shareholders’ meeting to the annual general meeting of shareholders held in May 2012 a maximum of 1,000,000 PSUs could have been allocated to eligible employees under the PSU Plan. The allocation of PSUs took place in March 2012 and a total of 264,165 performance shares units were granted to a total of 118 employees.

For the period from the May 2012 annual general shareholders’ meeting to the May 2013 annual general shareholders’ meeting, a maximum of 1,000,000 PSUs may be allocated to eligible employees under the PSU Plan. The decision was taken by the Board of Directors not to grant any PSUs to the members of the Group Management Board between May 2012 and May 2013. The Company expects to make a grant under the PSU Plan by the end of the first quarter of 2013 to the other eligible managers of the Company.

PSUs will vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan 2012 and ROCE for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

The allocation of RSUs and PSUs to members of the Group Management Board under the RSU Plan and the PSU Plan is reviewed by the ARCG Committee, comprised of four independent directors, which makes a recommendation to the full Board of Directors. The ARCG Committee also reviews the proposed grants of RSUs and PSUs to eligible employees other than the members of the Group Management Board and the principles governing their proposed allocation. The Committee also decides the criteria for granting PSUs and makes its recommendation to the Board of Directors.

Global Stock Option Plan

Prior to the adoption in 2011 of the Share Unit Plans described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase ordinary shares to senior management of ArcelorMittal and its associates for up to 100,000,000 ordinary shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s ARCG Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total upon the death, disability or retirement of the participant.

With respect to the spin-off of Aperam, the ArcelorMittal Global Stock Option Plan 2009-2018 was amended to reduce by 5% the exercise prices of existing stock options. This change is reflected in the information given below.

Year of Grant	Initial Exercise Prices (per option)	New Exercise Prices (per option)
August 2008	$82.57	$78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	39.75	37.76
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27 per share. The new exercise price is $30.66 per share after the spin-off of Aperam. The options expire on August 3, 2020. No options were granted in 2011 and 2012, although RSUs and PSUs were granted; see “—RSU Plan” and “—PSU Plan” above.)

The fair values for options and other share-based remuneration are recorded as expenses in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions (based on year of grant and recalculated at the spin-off date of the stainless steel business):

2010
Exercise Price	$30.66
Dividend yield	2.02%
Expected annualized volatility	50%
Discount rate—bond equivalent yield	3.21%
Weighted average share price	$30.66
Expected life in years	5.75
Fair value per option	$17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The remuneration expense recognized for stock option plans was $133 million, $73 million and $25 million for each of the years ended December 31, 2010, 2011, and 2012, respectively. At the date of the spin-off of Aperam, the fair value of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of $11 million has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and the ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2010, 2011 and 2012:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2010	28,672,974	2.26–82.57	50.95
Exercised	(226,005)	2.15–32.07	27.57
Forfeited	(114,510)	27.31–78.44	40.26
Expired	(662,237)	15.75–78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15–78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66–61.09	33.13
Expired	(2,369,935)	2.15–78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14–78.44	47.85

Exercisable, December 31, 2010	16,943,555	2.26–82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15–78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14–78.44	49.14

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2012:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,598,050	5.60	5,598,050	August 5, 2018
70.81	13,000	4.95	13,000	December 11, 2017
61.09	4,026,437	4.59	4,026,437	August 2, 2017
37.76	1,262,894	0.50	1,262,894	June 30, 2013
36.38	5,443,200	6.60	5,443,200	August 4, 2019
32.07	1,889,836	3.67	1,889,836	September 1, 2016
30.66	5,511,836	7.60	3,773,525	August 3, 2020
27.31	1,152,481	2.65	1,152,481	August 23, 2015
22.56	32,000	5.96	32,000	December 15, 2018
21.14	20,585	5.87	20,585	November 10, 2018
$21.14–78.44	24,950,319	5.56	23,212,008

For RSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of nonmarket-based vesting conditions. The remuneration expense recognized for the RSUs granted was $2 million and $6 million for the years ended December 31, 2011 and 2012.

For PSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of nonmarket-based vesting conditions. The remuneration expense recognized for the RSUs granted $1 million for the years ended December 31, 2012.

As from 2013, the Group Management Board including the Chief Executive Officer will no longer be entitled to RSU grants.

Performance Consideration

Remuneration Mix

The target total remuneration of the Chief Executive Officer and the Group Management Board is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the Chief Executive Officer and the Group Management Board, are applicable from 2013 onwards. For each of the charts below, the column on the left reflects the breakdown of compensation if targets are met and the column on the right reflects the breakdown of compensation if targets are exceeded.

C.     Board Practices/Corporate Governance

This section describes the corporate governance practices of ArcelorMittal.

Board of Directors and Group Management Board

ArcelorMittal is governed by a Board of Directors and managed by a Group Management Board. The Group Management Board is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to  Mittal Steel’s merger with Arcelor), amended in April 2008 and which mostly  expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10C—Additional Information—Material Contracts”.

ArcelorMittal fully complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange except with regard to Recommendation 1.3 about the separation of the roles of chairman of the board of directors and the head of executive management, as explained in more detail in “Other Corporate Governance practices” below. ArcelorMittal also complies with the New York Stock Exchange Listed Company Manual as applicable to foreign private issuers.

Board of Directors

Composition

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

The Board of Directors is comprised of 11 members, of which 10 are non-executive Directors and one is an executive Director. The Chief Executive Officer of ArcelorMittal is the sole executive Director.

Eight of the 11  members of the Board of Directors are independent. The non-independent Directors are the executive Director, Ms. Vanisha Mittal Bhatia and Mr. Jeannot Krecké. A Director is considered “independent” if:

(a)     he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, as applicable to foreign private issuers,

(b)     he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and

(c)     the Board of Directors makes an affirmative determination to this effect.

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

Specific characteristics of the Director role

The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive Director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board. Directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), within five years of the earlier of October 30, 2012 or the relevant person’s election to the Board of Directors, the Lead Independent Director should own a minimum of 15,000 ordinary shares and each other non-executive director should own a minimum of 10,000 ordinary shares. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, and refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.

On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent Directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent Director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond 12 years in consideration of his or her exceptional contribution to the Board. A Director will no longer be considered “independent” as defined in the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Listed Company Manual of the New York Stock Exchange as applicable to foreign private issuers after he or she has completed 12 years of service on the Board.

As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive Directors to devote sufficient time to the discharge of their duties as a Director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. Furthermore, a non-executive Director may not serve on more than four public company boards in addition to the ArcelorMittal Board of Directors. However, service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any other company on whose board the Director serves shall not be taken into account for purposes of complying with the foregoing limitation.  Directors have a time period of three years from October 30, 2012 to reach the limit of five directorships of public companies.

Although non-executive Directors of ArcelorMittal who retire or change their principal occupation or business association are not necessarily required to leave the Board of Directors, the policy requires each non-executive Director, following any such event, to promptly tender his or her resignation to the ARCG Committee , so that there is an opportunity for the Board of Directors, through the ARCG Committee, to review the continued appropriateness of Board membership of the relevant Director under the new circumstances.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term.

All members of the Board of Directors are required to sign the Company’s Code of Business Conduct upon first joining the Board and confirm their adherence thereto on an annual basis thereafter.

The remuneration of the members of the Board of Directors is determined on a yearly basis by the annual general meeting of shareholders.

Share Transactions by Management

In compliance with laws prohibiting insider dealing, the Board of Directors of ArcelorMittal has adopted insider dealing regulations, which apply throughout the ArcelorMittal group. These regulations are designed to ensure that insider information is treated appropriately within the Company and avoid insider dealing and market manipulation. Any breach of the rules set out in this procedure may lead to criminal or civil charges against the individuals involved, as well as disciplinary action by the Company.

Shareholding Requirement for Non-Executive Directors

In consideration of corporate governance trends indicating that a reasonable amount of share ownership helps better align the interests of the directors with those of all shareholders, the Board of Directors adopted on October 30, 2012 share ownership guidelines for non-executive Directors. The Directors are required to own 10,000 shares and the Lead Independent Director is required to own 15,000 shares, both within five years of October 30, 2012, or if the Director is appointed after October 30, 2012, within five years of his or her appointment.

Operation

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

The Board of Directors held five meetings in 2012. The average attendance rate of the directors at the Board of Directors’ meetings was 96.29%. Each Director attended at least 75% of the Board meetings.

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

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent Directors. Four meetings of the independent Directors outside the presence of management and non-independent Directors were held in 2012.

Annual Self-Evaluation

The Board of Directors decided in 2008 to start conducting an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation process was carried out in early 2009. The self-evaluation process includes structured interviews between the Lead Independent Director and each Director and covers the overall performance of the Board of Directors, its relations with senior management, the performance of individual Directors, and the performance of the committees. The process is supported by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. The findings of the self-evaluation process are examined by the ARCG Committee and presented with recommendations from the ARCG

Committee to the Board of Directors for adoption and implementation. Suggestions for improvement of the Board of Directors’ process based on the prior year’s performance and functioning are implemented during the following year.

The 2012 Board of Directors’ self-evaluation was completed by the Board on February 4, 2013. Directors believe that the quality of discussions within the Board continued to improve in 2012. The previous year’s recommendation that balance of the time spent by the Board of Directors on strategic and other specific issues compared to time spent on the review of financial and operational results and performance was successfully implemented. The Board has also identified a number of topics that it wishes to spend additional time on in 2013, such as compliance, corporate values and corporate responsibility and specific country risk assessments.

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

Required Skills, Experience and Other Personal Characteristics

Diverse skills, backgrounds, knowledge, experience, geographic location, nationalities and gender are required in order to effectively govern a global business the size of the Company’s operations. The Board and its committees are therefore required to ensure that the Board has the right balance of skills, experience, independence and knowledge necessary to perform its role in accordance with the highest standards of governance.

The Company’s directors must demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique constructively, and a willingness to understand and commit to the highest standards of governance. They must be committed to the collective decision-making process of the Board and must be able to debate issues openly and constructively, and question or challenge the opinions of others. Directors must also commit themselves to remain actively involved in Board decisions and apply strategic thought to matters at issue. They must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each Director must also ensure that no decision or action is taken that places his or her interests in front of the interests of the business. Each Director has an obligation to protect and advance the interests of the Company and must refrain from any conduct that would harm it.

In order to govern effectively, non-executive Directors must have a clear understanding of the Company’s strategy, and a thorough knowledge of the ArcelorMittal group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Company’s core business to effectively contribute to the development of strategy and monitor performance.

With specific regard to the non-executive Directors of the Company, the composition of the group of non-executive Directors should be such that the combination of experience, knowledge and independence of its members allows the Board to fulfill its obligations towards the Company and other stakeholders in the best possible manner.

The ARCG Committee ensures that the Board is comprised of high-caliber individuals whose background, skills, experience and personal characteristics enhance the overall profile of the Board and meets its needs and diversity aspirations by nominating high quality candidates for election to the Board by the general meeting of shareholders.

Board Profile

The key skills and experience of the Directors, and the extent to which they are represented on the Board and its committees, are set out below. In summary, the non-executive Directors contribute:

•         international and operational experience;

•         understanding of the industry sectors in which we operate;

•         knowledge of world capital markets and being a company listed in several jurisdictions; and

•         an understanding of the health, safety, environmental, political and community challenges that we face.

Each Director is required to adhere to the values set out in, and sign, the ArcelorMittal Code of Business Conduct.

Renewal

The Board plans for its own succession, with the assistance of the ARCG Committee. In doing this, the Board:

•         considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•         assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•         identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board; and

•         reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that orderly succession and renewal is achieved through careful planning and by continuously reviewing the composition of the Board.

When considering new appointments to the Board, the ARCG Committee oversees the preparation of a position specification that is provided to an independent recruitment firm retained to conduct a global search, taking into account, among other factors, geographic location, nationality and gender. In addition to the specific skills, knowledge and experience required of the candidate, the specification contains the criteria set out in the ArcelorMittal Board profile.

Diversity

In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board has set an aspirational goal of increasing the number of women on the Board to at least three by the end of 2015 based upon a Board of Directors size of 11 members.

Director Induction, Training and Development

The Board considers that the development of the directors’ knowledge of the Company, the steel-making and mining industries, and the markets in which the Company operates is an ongoing process. To further bolster the skills and knowledge of Directors, the Company set up a continuous development program in 2009.

Upon his or her election, each new non-executive director undertakes an induction program specifically tailored to his or her needs and includes ArcelorMittal’s long-term vision centered on the concept of “Safe Sustainable Steel”.

The Board’s development activities include the provision of regular updates to directors on each of the Company’s products and markets. Non-executive directors may also participate in training programs designed to maximize the effectiveness of the Directors throughout their tenure and link in with their individual performance evaluations. The training and development program may cover not only matters of a business nature, but also matters falling into the environmental, social and governance area.

Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the Group Management Board and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of our business in steel and mining. We therefore continuously build Directors’ knowledge to ensure that the Board remains up-to-date with developments within our segments, as well as developments in the markets in which we operate.

During the year, non-executive directors participated in the following activities:

•         comprehensive business briefings intended to provide each Director with a deeper understanding of the Company’s activities, environment, key issues and strategy of our segments. These briefings are provided to the Board by senior executives, including Group Management Board members. The briefings provided during the course of 2012 covered health and safety processes, marketing, steel-making, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•         development sessions on specific topics of relevance, such as climate change, commodity markets, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback; and

•         presentations by external experts on issues such as diversity, leadership and risk management.

The ARCG Committee oversees Director training and development. This approach allows induction and learning opportunities to be tailored to the Directors’ committee memberships, as well as the Board’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training, development and committee composition, all of which are relevant to the ARCG Committee’s role in securing the supply of talent to the Board.

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

According to its charter, the Audit Committee is required to meet at least four times a year. During 2012, the Audit Committee met nine times. The average attendance rate of the directors at the Audit Committee meetings was 91.67%.

The Audit Committee performs its own annual self-evaluation, and completed its 2012 self-evaluation on February 4, 2013.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee has been comprised since May 10, 2011 of four directors, each of whom is independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

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

The ARCG Committee is required to meet at least twice a year. During 2012, this committee met six times. The average attendance rate was 100%.

The ARCG Committee performs an annual self-evaluation and completed its 2012 self-evaluation on February 4, 2013.

Risk Management Committee

In June 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. At least half of the members of the Risk Management Committee must be independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Risk Management Committee consists of three members: Mr. Jeannot Krecké, Mr. Antoine Spillmann and Ms. Suzanne P. Nimocks. Mr. Sudhir Maheshwari, a member of the Group Management Board who chairs the Group Risk Management Committee, is regularly invited to the meetings of the Risk Management Committee.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann currently acts as Chairman.

Decisions and recommendations of the Risk Management Committee are adopted by a simple majority. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance and completed its 2012 self-evaluation on February 4, 2013.

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

•         The promotion of constructive and open exchanges on risk identification and management among senior management (through the Group Risk Management Committee), the Board of Directors, the Internal Assurance department, the Legal Department and other relevant departments within the ArcelorMittal group;

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

The Risk Management Committee held a total of four meetings in 2012. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The average attendance rate in 2012 was 100%.

Transition Committee

Following the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam on January 25, 2011, an ad hoc Transition Committee was formed by the Board of Directors in order to monitor the implementation of the transitional agreements entered into with Aperam.  The Transition Committee was created for a maximum of three years, after which an evaluation of its purpose would take place. Its members were Mr. Vaghul, Mr. Ross and Mr. Kaden, with Mr. Kaden acting as chairman.

The Transition Committee reviewed the terms and conditions of the transitional services provided to Aperam in the course of 2012. The Transition Committee then decided that a separate committee focused on the transition was no longer necessary, as the transitional agreements with Aperam had decreased in relevance and order of magnitude, effective October 30, 2012. Responsibility for the remaining arrangements with Aperam has been transferred to line management with oversight by the Audit Committee in the normal course of business.

The Transition Committee held one meeting in 2012 which one of its three members did not attend.

Group Management Board

The Group Management Board is entrusted with the day-to-day management of the Company and the implementation of its strategy.  Mr. Lakshmi N. Mittal, the Chief Executive Officer, chairs the Group Management Board. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, it exercises only the authority granted to it by the Board of Directors.

In implementing ArcelorMittal’s strategic direction and corporate policies, the Chief Executive Officer is supported by the members of the Group Management Board who have substantial experience in the steel and mining industries worldwide.

The Group Management Board is assisted by a Management Committee comprised of 24 members The Management Committee discusses and prepares decisions to be made by the Group Management Board on matters of Group-wide importance, integrates the geographical dimension of the ArcelorMittal group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders and shares information about the situation of the Group and its markets.

Succession Planning

Succession management at ArcelorMittal is a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all ArcelorMittal executives up to and including the Group Management Board. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance and potential and their “years to readiness” and development needs are discussed and confirmed. Regular reviews of succession plans are conducted to ensure that they are accurate and up to date. Succession management is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation. Although ArcelorMittal’s predecessor companies each had certain succession planning processes in place, the process has been reinforced, widened and made more systematic since 2006. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

Other Corporate Governance Practices

ArcelorMittal is committed to adhere to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the new policies adopted by the Board of Directors in 2012.

ArcelorMittal complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects- However, in respect of Recommendation 1.3, which advocates separating the roles of chairman of the board and the head of the executive management body, the Company has made a different choice.

The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining) of Mittal Steel Company N.V., which was at that time the parent company of the combined ArcelorMittal group. Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2011, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

Ethics and Conflicts of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. Each employee of ArcelorMittal is required to sign and acknowledge the Code of Conduct upon joining the Company. This also applies to the members of the Board of Directors of ArcelorMittal.

Employees must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. Employees are prohibited from acquiring any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance of their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal assurance department.

Code of Business Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. Employees are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance—Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

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

During 2012, a total of 88 complaints relating to accounting fraud were referred to the Company’s Internal Assurance department. Following review by the Audit Committee, none of these complaints was found to be significant.

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

The IDR apply to the worldwide operations of ArcelorMittal. The Company Secretary of ArcelorMittal is the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The IDR compliance officer maintains a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006, as amended. The IDR compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the IDR compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group in different languages in 2011 through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR was re-emphasized in writing to the persons on ArcelorMittal's insider list in July 2012.

D.    Employees

ArcelorMittal had approximately 245,000 employees as of December 31, 2012.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2010	2011	2012
Flat Carbon Americas	30,108	31,566	30,228
Flat Carbon Europe	59,759	62,130	62,183
Long Carbon Americas and Europe	58,392	53,558	44,748
AACIS	60,318	57,774	53,716
Distribution Solutions	16,561	16,998	15,038
Mining	36,014	36,873	36,391
Other activities	1,680	1,624	2,586
Total Continuing Operations	262,832	260,523	244,890
Discontinued Operations	10,979	-	-
Total	273,811	260,523	244,890

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and the IndustriAll union at the European and international level, (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2012. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal plants in order to help them to further improve their health and safety performance. The committee issued its first joint report on health and safety in 2011. A survey was also launched to assess the local joint health and safety committees across the Company. The results were studied, grouped and disseminated, serving as a basis for a two-day workshop in Luxembourg. The final outcome will be a set of guidelines for improving the functioning of the local committees and Health and Safety leadership aspects to boost progress. In addition, visits of the Joint Global Health and Safety Committee in 2012 took place in Asturias (planning meeting and site meeting), Vanderbijlpark and Canada; there was also a follow-up visit of a subcommittee to Dabrowa Gornicza and a web meeting at the end of the year.

Collective labor agreements (“CLAs”) entered into or renewed during 2012 include Mexico, Brazil, Argentina, Ukraine, Kazakhstan, Romania, France, Germany, Belgium, Canada, Bosnia and Algeria.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expired on September 1, 2012. ArcelorMittal USA and the USW agreed to a new three-year labor contract with the Company’s unionized employees in the United States, which became effective on September 1, 2012. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

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

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan. The changes resulted in a curtailment gain of $241 million recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

ArcelorMittal Hamilton (Wire Rod) entered into a four-year agreement during the third quarter of 2012. The contract provides for a reduction of CAD$6 per hour in salary and benefits to address the competitiveness challenge faced by the unit.

In response to weak market conditions in Europe, ArcelorMittal announced in the third quarter of 2011 the temporary idling of some of its installations in several countries in Europe, including Spain, Luxembourg, France and Belgium.

On October 14, 2011, ArcelorMittal Belgium announced its intention to close the liquid phase of its Liège facilities in Belgium to respond to a structural overcapacity in Flat Products in the Northern European market. Information and consultation procedures have been initiated at both the local and European level. ArcelorMittal is seeking to avoid redundancies and to find adequate solutions for all workers affected. In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liege, Belgium following a 12-month consultation process.

On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. In December 2012, ArcelorMittal and the French government reached an agreement providing for the mothballing of the liquid phase without any dismantling for six years. ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology. The information and consultation process on this project has started, as have union negotiations on social measures relating to the agreement made with the French government.

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

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of reallocation to other sites within ArcelorMittal.

During 2012, ArcelorMittal continued productivity and cost-reduction efforts locally, in consultation with local employee representatives, where needed. In this context, ArcelorMittal gave its employees in Ostrava (Czech Republic) the option to take voluntary retirement in December 2011, subject to certain premium conditions. Approximately 790 voluntary retirement applications were received in 2012. The Company is undertaking a similar initiative in Poland to increase productivity levels. The initiative resulted in 943 voluntary separations.

On November 2, 2009, an “Anticipation of Change” agreement was signed with the European Metalworkers Federation to address the sustainability and competitiveness of the Company’s operations in Europe. The agreement defines social dialogue structures within ArcelorMittal to better manage and anticipate change at all levels, in particular to safeguard and develop the Company’s competitiveness, to preserve and develop the employability of employees, and to develop workers’ skills to enable them to adapt to new challenges. Two meetings were held during the course of 2012.

E.    Share Ownership

As of December 31, 2012, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (17 individuals) totaled 1,990,733 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 1,358,735 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2012), representing 0.13% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares, these 17 individuals beneficially own 631,998 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

ArcelorMittal issued 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and issued $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Convertible Notes”) in an offering that closed on January 16, 2013. The Significant Shareholder, through Lumen Investments S.à r.l., subscribed for 17,910,448 ordinary shares in the Share Offering and acquired $300 million in principal amount of Convertible Notes. Following the ordinary shares subscription, the percentage of total ordinary shares (including options to acquire ArcelorMittal ordinary shares exercisable within 60 days) owned by the Significant Shareholder decreased from 40.88% to 39.39%. See “Item 7—Major Shareholders and Related Party Transactions”.

In 2011, the number of ArcelorMittal RSUs granted to directors and senior management (including the Significant Shareholder) was 82,500; upon vesting of the RSUs, the corresponding treasury shares or new shares will be transferred to the beneficiaries on September 29, 2014. In 2012, the number of ArcelorMittal PSUs granted to directors and senior management (including the Significant Shareholder) was 49,500; upon vesting of the PSUs, the corresponding treasury shares or new shares will be transferred to the beneficiaries on March 30, 2015.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2012, granted to the members of the Group Management Board of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year):

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total[2]	Weighted Average Exercise Price of Options [2]
	Group Management Board (Including Chief Executive Officer)	198,504	222,002	296,000	326,000	376,000	351,700	1,893,636
	Total	198,504	222,002	296,000	326,000	376,000	351,700	1,893,636	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$44.80
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.
2

The 91,430 options granted by Arcelor in 2006 (expiring on June 30, 2013) for an exercise price of €28.62 (for this table a conversion ratio of 1 euro = 1.3194 U.S. dollars was used) and 32,000 options granted on December 15, 2008 (expiring on December 15, 2018) at an exercise price of $22.56 have been included in the total number of options and the average weighted exercise price.

The following table summarized outstanding RSUs and PSUs granted to the members of the Group Management Board of ArcelorMittal in 2011 and 2012.

		RSUs granted in 2011	PSUs granted in 2012
	Group Management Board (Including Chief Executive Officer)	82,500	49,500
	Total	82,500	49,500
	Term (in years)	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015

1	See “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, for vesting conditions.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

ArcelorMittal’s stock option plan and the RSU and PSU Plans are described above under Item 6.B.

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

All shares purchased under the ESPP 2008, 2009 and 2010 are held in custody for the benefit of the employees in global accounts with BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account with Computershare.

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

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement another ESPP in 2011 and the same decision has been adopted with respect to 2012.

ITEM  7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets out information as of December 31, 2012 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

		ArcelorMittal
		Ordinary Shares[1]
		Number	%
	Significant Shareholder[2]	638,102,530	40.88
	Treasury Stock[3]	10,031,060	0.64
	Other Public Shareholders	912,781,020	58.48
	Total	1,560,914,610	100.00
	Of which: Directors and Senior Management4 5	1,990,733	0.13

1

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2012 upon exercise of vested portions of stock options. Only the last third of the stock options granted on August 3, 2010 remain unvested; all other stock options of the previous grants have vested.

2

For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2012, Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect ownership, through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”).  Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 112,338,263 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 525,000,000 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 301,600 ArcelorMittal ordinary shares and held options to acquire an additional 436,500 ArcelorMittal ordinary shares, of which 417,667 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 45,000 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 638,057,530 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 637,383,263 ordinary shares and the Significant Shareholder was the beneficial owner of 638,102,530 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 637,684,863 ArcelorMittal ordinary shares at such date.

3

Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; excludes (1) 1,358,735 stock options that can be exercised by  senior management (other than Mr. Mittal) and (2) 417,667 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2012. Holders of these stock options are deemed to beneficially own ArcelorMittal ordinary shares for the purposes of this table due to the fact that such options are exercisable within 60 days.

4	Includes shares beneficially owned by directors and members of senior management listed in Item 6A of this annual report; excludes shares beneficially owned by Mr. Mittal.
5	These 1,990,733 ArcelorMittal ordinary shares are included in shares owned by the public shareholders indicated above.

The following table sets out the information in the above table revised to solely reflect the issuance by ArcelorMittal on January 14, 2013 of 104,477,612 ordinary shares, of which 17,910,448 were subscribed by Lumen.

	ArcelorMittal
	Ordinary Shares
	Number	%
Significant Shareholder	656,012,978	39.39
Treasury Stock	10,031,060	0.60
Other Public Shareholders	999,348,184	60.01
Total	1,665,392,222	100.00
Of which: Directors and Senior Management	1,990,733	0.12

On January 16, 2013, ArcelorMittal issued $2.25 billion aggregate principal amount of its 6% Mandatorily Convertible Notes due 2016, of which Lumen subscribed for $300 million in principal amount. Based on the methodology used in the above two tables, as of December 31, 2012, giving effect to the share offering and Lumen share subscription noted above and assuming (i) no drawing under the share lending agreement between Lumen and ArcelorMittal discussed below and (ii) conversion of all mandatorily convertible notes, the percentage of ordinary shares owned by the Significant Shareholder would be 37.45% (assuming conversion of all notes at the maximum conversion ratio) or 37.81% (assuming conversion of all notes at the minimum conversion ratio).

The ArcelorMittal ordinary shares may be held in registered form only. Registered shares may consist of;

a.       shares traded on the NYSE, or New York Registry Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent,

b.       shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or

c.        ArcelorMittal European Registry Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by BNP Paribas Securities Services in Amsterdam, or directly on ArcelorMittal’s Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2012, there were 2,613 shareholders other than the Significant Shareholder, holding an aggregate of 52,876,675 ArcelorMittal ordinary shares registered in ArcelorMittal’s shareholder register, representing approximately 3.39% of the ordinary shares issued (including treasury shares).

At December 31, 2012, there were 229 U.S. shareholders holding an aggregate of 77,694,463 New York Shares, representing approximately 4.98% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York

Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.

At December 31, 2012, 793,005,209 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

B.    Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to Note 15 of ArcelorMittal’s consolidated financial statements.

Shareholder’s Agreement

The Significant Shareholder, a holding company owned by the Significant Shareholder and ArcelorMittal are parties to a shareholder and registration rights agreement (the “Shareholder’s Agreement”) dated August 13, 1997. Pursuant to the Shareholder’s Agreement and subject to the terms and conditions thereof, ArcelorMittal shall, upon the request of certain holders of restricted ArcelorMittal shares, use its reasonable efforts to register under the Securities Act of 1933, as amended, the sale of ArcelorMittal shares intended to be sold by those holders. By its terms, the Shareholder’s Agreement may not be amended, other than for manifest error, except by approval of a majority of ArcelorMittal’s shareholders (other than the Significant Shareholder and certain permitted transferees) at a general shareholders’ meeting.

Memorandum of Understanding

The Memorandum of Understanding entered into in connection with the Mittal Steel acquisition of Arcelor, certain provisions of which expired in August 2009, is described under “Item 10C—Additional Information—Material Contracts”.

Acquisition of ordinary shares and mandatorily convertible notes in the January 2013 offering of such securities by ArcelorMittal, and entry into the Lock-Up Letter and Share Lending Agreement in connection therewith

ArcelorMittal issued 104,477,612  ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and issued $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Convertible Notes”) in an offering that closed on January 16, 2013. Lumen subscribed for 17,910,448 ordinary shares in the Share Offering and acquired $300 million in principal amount of Convertible Notes.  The underwriting agreement  entered into in connection with such offerings provided as a closing condition that Lumen and Nuavam each execute a lock-up letter whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ordinary shares, the acquired Convertible Notes or other securities exchangeable for or convertible into ordinary shares owned by them for a period of at least 180 days from January 9, 2013, subject to certain limited exceptions or the prior written consent of the representatives. In connection with the Share Offering and the offering of the Convertible Notes, ArcelorMittal entered into a share lending agreement with Lumen on January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by ArcelorMittal up to a maximum amount of 48.9 million ordinary shares in exchange for a loan fee of $0.00046 per lent ordinary share, accruing daily from and including the date on which the loaned ordinary shares are delivered to the borrower to, but excluding, the date of return of the borrowed ordinary shares. Under the Share Lending Agreement, deliveries of the loaned shares by Lumen occur on the dates an equal number of ordinary shares are required to be delivered by ArcelorMittal pursuant to the terms of the Convertible Notes. The share lending agreement provides that ArcelorMittal may terminate all or any portion of any loan made thereunder at any time and that all outstanding loans shall terminate on the date which is three business days after the date on which a general meeting of shareholders of ArcelorMittal has approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Under the Share Lending Agreement, Lumen will have no rights (including voting or disposition rights) with respect to any ordinary shares that have been loaned to ArcelorMittal and not yet returned to Lumen. Subject to this condition being met, it is expected that any ordinary shares to be delivered by ArcelorMittal to Lumen upon termination of the loan(s) will be newly issued ordinary shares issued in favor of Lumen (with a cancellation of the shareholders' preferential subscription right).

Agreements with Aperam in Connection with Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam, which was completed on January 25, 2011, ArcelorMittal entered into several agreements with Aperam. These agreements include a Master Transitional Services Agreement dated January 25, 2011 (the “Transitional Services Agreement”), a purchasing services agreement and a sourcing services agreement, certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

The Transitional Services Agreement between ArcelorMittal and Aperam expired at year-end 2012.  The parties agreed to renew a limited number of services that ArcelorMittal will continue to provide during 2013 relating to certain areas, including environmental and technical support, IT services relating to the Global Wide Area Network contract, press clipping communication, ArcelorMittal University training in human resources, maintenance and customization of back office finance software and registered shareholder management.

In the area of research and development, Aperam entered into an arrangement with ArcelorMittal to establish a framework for future cooperation between the two groups in relation to certain ongoing or new research and development programs. Moreover, Aperam and ArcelorMittal are keeping open the possibility to enter into ad hoc cooperation agreements for future research and development purposes.

The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the purchasing services agreement and the sourcing services agreement, Aperam relies on ArcelorMittal for advisory services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy (electricity, natural gas, industrial gas), raw materials (ferro-alloys, certain base materials), operating materials (rolls, electrodes, refractories) and industrial products and services. The purchasing services agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items not specific to stainless and specialty steel production. The purchasing services agreement and the sourcing services agreement were entered into for a term of two years, which expired on January 24, 2013. It is expected that the purchasing services agreement will be extended for an additional year on modified terms.  It is expected that the sourcing servicing agreement will also be extended for an additional year, but that its scope will be limited to IT maintenance and support until Aperam switches to its own system.

In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between, inter alia, ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which starting as of April 1, 2011, ArcelorMittal Brasil continued to perform only purchasing, insurance and real estate activities for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties. Since the demerger of ArcelorMittal BioEnergia Ltda in July 2011, its payroll functions have also been handled by ArcelorMittal Brasil. The real estate activities of Aperam’s Brazilian subsidiaries have not been handled by ArcelorMittal Brasil since January 1, 2013.

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

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2012, excluding asset retirement obligations, ArcelorMittal had established provisions of $863 million for environmental remedial activities and liabilities. The provisions for all operations by geographic area were $504 million in Europe, $183 million in the United States, $144 million in South Africa and $32 million in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of $183 million (exclusive of asset retirement obligations) to address existing environmental liabilities, of which $21 million is for 2013. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include $33 million, with anticipated spending of $6 million during 2013, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

ArcelorMittal USA is also a potentially responsible party to at least two state and federal Superfund sites. Superfund and analogous U.S.  state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site. The environmental provisions include $2 million to address this potential liability.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA

Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately $18 million for such sediment assessment and remediation, and $7 million for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $44 million for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and it will take several years to reach the current target value of approximately $44 million. This target value is based on average spending over the last three years. We currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of $24 million as of December 31, 2012.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. Although a remote possibility, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately $27 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The Region V also conducted a series of inspections and issued information requests under the U.S. Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to acts by former facility owners that occurred 11 to 25 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self reported Title V permit concerns.  Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S.  EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to continue in 2013.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total $504 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($140 million), Belgium ($192 million), Luxembourg ($77 million), Poland ($40 million), Germany ($36 million), Czech Republic ($12 million) and Spain ($6 million). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $140 million, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of $192 million, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately $77 million, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2013, elimination of sludge and blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of water ponds and former production sites. A provision of approximately $65 million covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately $7 million to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

Poland

ArcelorMittal Poland S.A.’s environmental provision of $40 million mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision essentially relates to ArcelorMittal Bremen for the post-closure obligations ($34 million) mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of $12 million, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of $6 million due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates and gases that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $144 million to be used over 16 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

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

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 69 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately $46 million of the provision is allocated to this site.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) requiring certain of its units (including electric arc furnaces, coke batteries, a sinter plant and a foundry) to cease operation. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. AMSA had already ceased operating the electric arc furnaces in question prior to receiving this notice. AMSA filed an objection notice with the GDARD on November 21, 2012. The GDARD visited the Vanderbijlpark site on January 24, 2013 and is currently evaluating the Company's objection. In the meantime, all units at the Vanderbijlpark plant (other than the electric arc furnaces mentioned above) affected by these proceedings continue to operate normally.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 33 years. Approximately $38 million of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of approximately $13 million relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately $25 million for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the East Boatslip remediation is one of several projects required under the Canada-Ontario Agreement for Hamilton Harbor to be de-listed as one of the 43 “Areas of Concern” under the Great Lakes Water Quality Agreement between the Governments of Canada and the United States. ArcelorMittal Dofasco has completed preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and ArcelorMittal Dofasco expects the project to be completed by 2015.

ArcelorMittal Montreal has an environmental provision of approximately $7 million for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2012, ArcelorMittal had established provisions for asset retirement obligations of $545 million, including $155 million for Ukraine, $110 million for Canada, $85 million for Russia, $37 million for the United States, $36 million for Mexico, $29 million for Belgium, $24 million for Germany, $23 million for South Africa, $18 million for Brazil, $12 million for Kazakhstan, $12 million for Liberia and $3 million for Algeria.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire lake, and at the facility of Port-Cartier in Quebec, and at the Mary River (“Baffinland”) mining project located on Baffin Island in Nunavut, upon closure of the mine pursuant to the restoring plan of the mines.

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

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restore the layer and stabilize the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark and Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the iron ore and coal mines.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

In Algeria, the AROs relate to the restoration obligations for the Ouenza and Boukhadra iron ore mines at the end of the operations.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2012, ArcelorMittal had recorded provisions in the aggregate of approximately $334 million for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of $300 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the March 2011 tax assessment in March 2012.  ArcelorMittal Tubarão Comercial S.A. filed its appeal in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is $52 million. In February 2012, the first administrative instance issued a decision cancelling the tax assessment.  An appeal on behalf of the social security administration is pending.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. Taking into account interest and currency fluctuations, this amount totaled $792 million at December 31, 2012. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance and on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to $224 million as of December 31, 2012. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to $77 million) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of $56 million relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals $685 million. ArcelorMittal Brasil has filed its defense and the case is in the first administrative instance.

For over ten years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of approximately $31.9 million. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at $73.6 million as at December 31, 2012.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. These decisions are subject to appeal.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. In April 2012, the Company settled this matter with the Italian tax authorities.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of $54 million, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at $8 million (including interest). Both parties appealed the decision. On June 15, 2012, the Supreme Court confirmed the first instance judgment, and the case is now closed.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of $57 million to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal, rejecting the appeal of the Tax Authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately $187 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. A hearing date has not yet been set for this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2012, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery and class certification briefing stage. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (“CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of $64 million. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid on April 25, 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission has decided to appeal the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the Competition Tribunal.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2012, ArcelorMittal had recorded provisions of approximately $292 million for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012, (ii) that constitute a contingent liability, or (iii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs.  ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2012, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 28 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately $79 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as $64 million. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter, although the settlement documentation has not yet been completed.  The arbitration has been suspended until March 2013.

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

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”), and certain other parties relating to the January 2011 take-over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the BIM securities by members of the class.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately $78 million. The hearing process is underway.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million.  Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected in early 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process in 2010 to resolve this dispute. Proceedings were suspended in light of the legal action summarized in the second paragraph below and remain suspended pending its completion.  The Company is not currently able to assess the risk of loss.

 On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of $50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and $70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012.  On August 23, 2012, AMSA announced the entry into an agreement (the “2012 Pricing Agreement”) with SIOC whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.  On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013.  Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron ore to AMSA at a weighted average price of $65 per tonne.  The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement. The 2010 and 2011 Interim Pricing Agreement, the 2012 Pricing Agreement and the 2013 Pricing Agreement have no bearing on the arbitration process currently underway or AMSA’s conviction that the 2001 Sishen supply agreement remains legally valid and binding on the parties.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal has been set for February 19, 2013.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2012 was 383 as compared to 397 at December 31, 2011. The range of amounts claimed for the year ended December 31, 2012 was €7,500 to €650,000 (approximately $10,000 to $863,000). The aggregate costs and settlements for the year ended December 31, 2012 were $2.5 million, of which $0.29 million represents legal fees and $2.2 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2011 were approximately $0.42 million and $4.45 million, respectively.

		in number of cases
		2011	2012
	Claims unresolved at the beginning of the period	397	397
	Claims filed	136	62
	Claims settled, dismissed or otherwise resolved	(136)[1]	(76)
	Claims unresolved at the end of the period	397	383

1	Includes claims related to Aperam that were divested on January 25, 2011

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

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal. On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On comparable grounds, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are pending.

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

On May 8, 2012, the Board of Directors recommended maintaining the Company’s dividend at $0.75 per share for the 2012 full year ($0.1875 per quarter). The quarterly dividend was paid on March 13, 2012, June 14, 2012, September 10, 2012 and December 10, 2012.

On October 30, 2012, the Board of Directors recommended reducing the annual dividend payment from $0.75 per share in 2012 to $0.20 per share for the 2013 full year. The dividend payment calendar is available on www.arcelormittal.com.

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

		The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in U.S. dollars)		(in euros)		(in euros)
	Year ended December 31, 2008	104.77	15.44	67.81	12.93	67.79	12.94

	Year ended December 31, 2009	47.04	16.28	32.67	12.57	32.67	12.57

	Year ended December 31, 2010	49.41	26.28	35.45	21.33	35.45	21.33

	Year ended December 31, 2011
	First Quarter	38.50	32.37	28.55	23.54	28.55	23.54
	Second Quarter	37.69	31.12	26.40	21.67	26.40	21.67
	Third Quarter	35.31	14.77	24.77	10.47	24.77	10.47
	Fourth Quarter	22.88	15.00	16.00	11.15	16.00	11.15

	Year ended December 31, 2012
	First Quarter	23.62	18.49	17.96	14.03	17.96	14.03
	Second Quarter	19.34	13.28	14.55	10.60	14.55	10.60
	Third Quarter	17.66	13.91	13.45	11.16	13.45	11.16
	Fourth Quarter	17.57	14.32	13.28	11.04	13.28	11.04

	Month ended
	Aug-12	16.30	14.00	13.24	11.48	13.24	11.48
	Sep-12	17.66	14.22	13.45	11.16	13.45	11.16
	Oct-12	16.60	14.32	12.92	11.04	12.92	11.04
	Nov-12	15.85	14.47	12.50	11.24	12.50	11.24
	Dec-12	17.57	15.26	13.28	11.76	13.28	11.76
	Jan-13	17.99	16.63	13.76	12.62	13.76	12.62
	Feb-13*	17.56	16.25	12.90	12.14	12.90	12.14

*	February 2013 data is through February 8, 2013.

		Luxembourg Stock Exchange		NYSE Euronext Brussels[1]		Spanish Stock Exchanges[2]
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in euros)		(in euros)		(in euros)
	Year ended December 31, 2008	66.05	13.92	67.74	12.98	67.70	12.80

	Year ended December 31, 2009	34.03	12.90	32.67	12.57	32.66	12.61

	Year ended December 31, 2010	36.00	21.53	35.45	21.33	35.44	21.34

	Year ended December 31, 2011
	First Quarter	29.10	23.84	28.55	23.54	28.52	23.58
	Second Quarter	26.80	21.05	26.40	21.67	26.41	21.66
	Third Quarter	25.00	10.80	24.77	10.47	24.75	10.47
	Fourth Quarter	15.68	11.35	16.00	11.15	15.99	11.15

	Year ended December 31, 2012
	First Quarter	17.54	14.10	-	-	17.95	14.01
	Second Quarter	14.36	10.80	-	-	14.54	10.61
	Third Quarter	13.38	11.25	-	-	13.44	11.17
	Fourth Quarter	13.50	11.09	-	-	13.28	11.05

	Month ended
	Aug-12	13.17	11.58	-	-	13.25	11.48
	Sep-12	13.35	11.25	-	-	13.44	11.17
	Oct-12	12.90	11.09	-	-	12.91	11.05
	Nov-12	12.66	11.12	-	-	12.49	11.24
	Dec-12	13.50	11.51	-	-	13.28	11.76
	Jan-13	13.88	12.70	-	-	13.76	12.61
	Feb-13*	12.87	12.22	-	-	12.90	12.14

1	ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.
2	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2013 data is through February 8, 2013.

Note: Includes intraday highs and lows.

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

A.    Share Capital

In connection with  the spin-off of the Company’s stainless and specialty steels business into Aperam on January 25, 2011, the Company’s issued share capital was reduced to €6,428,005,991.80 without any reduction in the number of shares issued which remained at 1,560,914,610 and was unchanged at December 31, 2012.

Out of the total 1,560,914,610 shares issued, 11,807,462 shares were held in treasury by ArcelorMittal at December 31, 2012, representing 0.76% of its issued share capital.

The Company’s authorized share capital, including the issued share capital, was €7,082,460,000, represented by 1,617,000,000 shares at December 31, 2011, and was increased by the extraordinary general meeting of shareholders held on May 8, 2012 to €7,725,260,599.18, represented by 1,773,091,461 shares.

The May 8, 2012 extraordinary general meeting of shareholders approved an increase of the Company’s authorized share capital by 10% of its then issued share capital, i.e., by €642,800,599.18, represented by 156,091,461 shares without nominal value, resulting in an authorized share capital of €7,725,260,599.18 represented by 1,773,091,461 shares without nominal value. The meeting also granted the Board of Directors the authority, for a period of five years, to issue additional shares in the Company within the limit of the new authorized share capital, and to limit or suppress the preferential subscription right of existing shareholders in this regard.

On January 14, 2013, the Company increased its share capital by issuing out of its authorized share capital 104,477,612 ordinary shares at a price of $16.75 per share, resulting in an issued share capital of €6,883,209,119.84 represented by 1,665,392,222 ordinary shares. The Company's authorized share capital of €7,725,260,559.18 was not impacted by this transaction.

Following the issue of new shares on January 14, 2013, 107,699,239 ordinary shares remain available for issuance under the Company's authorized share capital.

In connection with the $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 issued by the Company on January 16, 2013, in addition to the other convertible notes outstanding of the Company, the Company will ask the general meeting of shareholders to approve an increase in its authorized share capital in order to meet any conversion requests from noteholders. For additional information about outstanding convertible bonds issued by the Company, please go to www.arcelormittal.com under "Investors – Debt investors – Convertible bonds."

B.    Memorandum and Articles of Association

Below is a summary of ArcelorMittal’s Articles of Association. The full text of our Articles of Association is available on www.arcelormittal.com under “Investors & Shareholders—Corporate Governance” or by sending an e-mail request to: company.secretary@arcelormittal.com.

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

Form and Transfer of Shares

The shares of ArcelorMittal are issued in registered form only and are freely transferable. There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to own ArcelorMittal shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares and the amount paid up on each share in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to ArcelorMittal.

The Articles of Association provide that shares may be held through a securities settlement (clearing) system or a professional depositary of securities. Shares held in this manner have the same rights and obligations as the registered shares. Shares held through a securities settlement system or a professional depositary of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

ArcelorMittal’s shares comprise the following:

•         shares traded on the NYSE, referred to as  “ArcelorMittal New York Registry Shares”, which are registered in the local shareholders’ register kept on behalf of ArcelorMittal by Citibank, N.A., which starting in July 2011 replaced The Bank of New York Mellon in this function; and

•         shares traded on Euronext Amsterdam by NYSE Euronext,  Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish stock exchanges,  referred to as  “ArcelorMittal European Registry Shares”, which are registered in the local shareholders’ register kept on behalf of ArcelorMittal by BNP Paribas Securities Services Amsterdam in The Netherlands, or directly on the Luxembourg shareholders’ register without being held on the local shareholders’ register kept in The Netherlands.

Since March 2009, ArcelorMittal has used the services of BNP Paribas Securities Services to assist it with certain administrative tasks relating to the day-to-day administrative management of the shareholders’ register.

A draft bill of law, currently expected to come into effect during the course of 2013, will allow Luxembourg issuers to opt for the full dematerialization of shares. If ArcelorMittal were to opt for full dematerialization in the future, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. If ArcelorMittal were to opt for the full dematerialization of its shares, it would no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case.

Issuance of Shares

The issuance of shares by ArcelorMittal requires either an amendment of the Articles of Association approved by an extraordinary general meeting of shareholders (EGM) or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association. In the latter case, the Board of Directors may determine the conditions for the issuance of shares, including the consideration (cash or in kind) payable for such shares.

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

The authorized share capital of the Company increased by 10% to €7,725,260,599.18 represented by 1,773,091,461 shares at the extraordinary shareholders’ meeting held on May 8, 2012. The authorization allowing the Board of Directors to issue further shares out of the authorized share capital was also renewed at the extraordinary shareholders’ meeting held on May 8, 2012, and expires five years from the date of publication of the EGM deed in the Luxembourg official gazette, which occurred on May 21, 2012. This authorization may be renewed from time to time by an EGM for periods not to exceed five years each.

Following the increase of the Company’s issued share capital by 104,477,612 ordinary shares in connection with its offering of shares in January 2013, the Company’s total issued share capital currently stands at €6,883,209,119.84, represented by 1,665,392,222 ordinary shares.  Article 5 of the Company's Articles of Association has been amended to reflect this change. The Company’s Amended and Restated Articles of Association will be published on www.arcelormittal.com  and in the Official Luxembourg Gazette Mémorial C on or after the date of filing of this annual report with the SEC. The Company has filed this version of the Articles of Association as an exhibit to this annual report.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date five years from the date of publication in the Luxembourg official gazette of the relevant meeting minutes, which publication occurred on May 21, 2012 with respect to the minutes of the EGM held on May 8, 2012. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.

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

•         the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•         only fully paid-up shares may be repurchased. At December 31, 2012 and January 14, 2013, all of ArcelorMittal’s issued ordinary shares were fully paid-up.

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

The general meeting of shareholders held on May 11, 2010 granted the Board of Directors a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of ArcelorMittal shares, including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments.  Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation and EC Regulation 2273/2003 regarding exemptions for buy-back programmes and stabilisation of financial instruments and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program.

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

Pursuant to this program, ArcelorMittal acquired in December 2010 euro-denominated call options on 61,728,395 of its own shares and U.S. dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of its euro-denominated 7.25% convertible bonds due 2014 (OCEANEs) and its U.S. dollar denominated 5% convertible notes due 2014. As part of the transaction, ArcelorMittal also sold 26.48 million treasury shares for a price of €26.42 per share in connection with the euro-denominated call option purchase, and 11.5 million treasury shares for a price of $37.87 per share in connection with the U.S. dollar-denominated call option purchase, both through over-the-counter block trades.  The share buy-back authorization expired on December 1, 2011, and no shares were purchased under this authorization in 2011 or 2012.

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

The purchased shares were transferred by AM USA into the AM USA Pension Trust. There have been no further purchases made by AM USA or transfers of treasury shares to AM USA from ArcelorMittal since 2009.

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement another ESPP in 2011 and the same decision has been adopted with respect to 2012.

Capital Reduction

The Articles of Association provide that the issued share capital of ArcelorMittal may be reduced subject to the approval of at least two-thirds of the votes cast at an extraordinary general meeting of shareholders where at first call at least 50% of the issued share capital is required to be represented, with no quorum being required at a reconvened meeting.

General Meeting of Shareholders

The Shareholders’ Rights Law of May 24, 2011, which transposes into Luxembourg law Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies of July 14, 2007 came into force on July 1, 2011.

The Shareholders’ Rights Law abolished the blocking period and introduced the record date system into Luxembourg law. As set out in the Articles of Association, the record date applicable to ArcelorMittal is the 14th day at midnight before the general meeting date. Only the votes of shareholders who are shareholders of the Company on the record date will be taken into account, regardless of whether they remain shareholders on the general meeting date. Shareholders who intend to participate in the general meeting must notify the Company at the latest on the date indicated in the convening notice of their intention to participate (by proxy or in person).

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

The extraordinary general meeting must reach a quorum of shares present or represented at the meeting of 50% of the share capital in order to validly deliberate. If this quorum is not reached, the meeting may be reconvened and the second meeting will not be subject to any quorum requirement. In order to be adopted by the extraordinary general meeting (on the first or the second call), any resolution submitted must be approved by at least two-thirds of the votes cast except for certain limited matters where the Articles of Association require a higher majority (see “Amendment of the Articles of Association” below). Votes cast do not include votes attaching to shares with respect to which the shareholder has not taken part in the vote, has abstained or has returned a blank or invalid vote.

Voting and Information Rights

The voting and information rights of ArcelorMittal’s shareholders have been further expanded since the entry into force of the Shareholders’ Rights Law on July 1, 2011.

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote ArcelorMittal shares.  Each share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each share entitles the holder to one vote at the general meeting of shareholders. There is no minimum shareholding (beyond owning a single share or representing the owner of a single share) required to be able to attend or vote at a general meeting of shareholders.

The Board of Directors may also decide to allow shareholders to vote by correspondence by means of a form providing for a positive or negative vote or an abstention on each agenda item. The conditions for voting by correspondence are set out in the Articles of Association and in the convening notice.

The Board of Directors may decide to arrange for shareholders to be able to participate in the general meeting by electronic means  by way, among others, of (i) real-time transmission to the public of the general meeting, (ii) two-way communication enabling shareholders to address the general meeting from a remote location, or (iii) a mechanism allowing duly identified shareholders to cast their votes before or during the general meeting without the need for them to appoint a proxyholder who would be physically present at the meeting.

A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his or her attorney by means of a written proxy using the form made available on the website of the Company. The completed and signed proxy must be sent to the Company in accordance with the instructions set out in the convening notice.

General meetings of shareholders are convened by the publication of a notice at least 30 days before the meeting date in a Luxembourg newspaper, in the Luxembourg official legal gazette, the Mémorial, Recueil des Sociétés et Associations, and by way of press release sent to the major news agencies. Ordinary general meetings are not subject to any minimum shareholder participation level. Extraordinary general meetings, however, are subject to a minimum quorum of 50% of the share capital. In the event the 50% quorum is not met upon the first call, the meeting may be reconvened by way of convening notice published in the same manner as the first notice, at least 17 days before the meeting date. No quorum is required upon the second call.

Shareholders whose share ownership is directly registered in the shareholders’ register of the Company must receive the convening notice by regular mail, unless they have accepted to receive it through other means (i.e., electronically). In addition, all materials relating to a general meeting of shareholders must be made available on the website of ArcelorMittal from the first date of publication of the convening notice.

Based on an amendment voted by the extraordinary general meeting of shareholders on May 8, 2012, the Articles of Association of ArcelorMittal provide that the annual general meeting of shareholders is held each year at a date and time set by the Board of Directors during the second or third week of May, between 9.00 a.m. and 4.00 p.m. Central European Time, in Luxembourg.

Luxembourg law requires the Board of Directors to convene a general meeting of shareholders if shareholders representing in the aggregate 10% of the issued share capital so require in writing with an indication of the requested agenda.  In this case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not so convened, the relevant shareholder or group of shareholders may petition the competent court in Luxembourg to have a court appointee convene the general meeting.

Shareholders representing in the aggregate 5% of the issued share capital may also request that additional items be added to the agenda of a general meeting and may draft alternative resolutions to be submitted to the general meeting regarding existing agenda items. The request must be made in writing and sent either to the electronic address or to the Company’s postal address set out in the convening notice.

The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association of ArcelorMittal do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 8, 2012 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.

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

Amendment of the Articles of Association

Any amendments to the Articles of Association other than those described below must be approved by an extraordinary general meeting of shareholders held in the presence of a Luxembourg notary, followed by the publications required by Luxembourg law.

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

Annual Accounts

Each year before submission to the annual ordinary general meeting of shareholders, the Board of Directors approves the parent company accounts for ArcelorMittal, the parent company of the ArcelorMittal group as well as the annual consolidated accounts of the ArcelorMittal group, each of which are prepared in accordance with IFRS. The Board of Directors also approves the management reports on each of the stand-alone audited annual accounts and the consolidated annual accounts, and in respect of each of these sets of accounts a report must be issued by the independent auditors.

The annual accounts, the annual consolidated accounts, the management reports and the auditor’s reports will be available on request from the Company and on the Company’s website from the date of publication of the convening notice for the annual ordinary general meeting of shareholders.

The parent company accounts and the consolidated accounts, after their approval by the annual ordinary general meeting of shareholders, are filed with the Luxembourg register of trade and companies.

Dividends

Except for shares held in treasury by the Company, each ArcelorMittal share is entitled to participate equally in dividends if and when declared out of funds legally available for such purposes. The Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and that the Board of Directors may declare interim dividends within the limits set by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends lapse in favor of ArcelorMittal five years after the date on which the dividends have been declared.

Merger and Division

A merger whereby the Luxembourg company being acquired transfers to an existing or newly incorporated Luxembourg company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, and a division whereby a company (the company being divided) transfers all its assets and liabilities to two or more existing or newly incorporated companies in exchange for the issuance of shares in the beneficiary companies to the shareholders of the company being divided or to such company, and certain similar restructurings must be approved by an extraordinary general meeting of shareholders of the relevant companies held in the presence of a notary. These transactions require the approval of at least two-thirds of the votes cast at a general meeting of shareholders of each of the companies where at least 50% of the share capital is represented upon first call, with no such quorum being required at a reconvened meeting.

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

Mandatory Bid—Squeeze-Out Right—Sell-Out Right

Mandatory Bid. The Luxembourg law of May 19, 2006 implementing Directive 2004/25/EC of the European Parliament and the Council of April 21, 2004 on takeover bids ( the “Takeover Law”), provides that, if a person acting alone or in concert acquires securities of ArcelorMittal which, when added to any existing holdings of ArcelorMittal securities, give such person voting rights representing at least one third of all of the voting rights attached to the issued shares in ArcelorMittal, this person is obliged to make an offer for the remaining shares in ArcelorMittal. In a mandatory bid situation the “fair price” is in principle considered to be the highest price paid by the offeror or a person acting in concert with the offeror for the securities during the 12–month period preceding the mandatory bid.

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

Squeeze-Out Right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and after such offer the offeror holds at least 95% of the securities carrying voting rights and 95% of the voting rights, the offeror may require the holders of the remaining securities to sell those securities (of the same class) to the offeror. The price offered for such securities must be a fair price. The price offered in a voluntary offer would be considered a fair price in the squeeze-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights that were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the squeeze-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate squeeze-out proceedings must be exercised within three months following the expiration of the offer.

Sell-Out Right. The Takeover Law provides that, when an offer (mandatory or voluntary) is made to all of the holders of voting securities of ArcelorMittal and if after such offer the offeror holds securities carrying more than 90% of the voting rights, the remaining security holders may require that the offeror purchase the remaining securities of the same class. The price offered in a voluntary offer would be considered “fair” in the sell-out proceedings if the offeror acquired at least 90% of the ArcelorMittal shares carrying voting rights and which were the subject of the offer. The price paid in a mandatory offer is deemed a fair price. The consideration paid in the sell-out proceedings must take the same form as the consideration offered in the offer or consist solely of cash. Moreover, an all-cash option must be offered to the remaining ArcelorMittal shareholders. Finally, the right to initiate sell-out proceedings must be exercised within three months following the expiration of the offer.

Disclosure of Significant Ownership in ArcelorMittal Shares

Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11, 2008 on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

The Transparency Law provides that, if a person acquires or disposes of a shareholding in ArcelorMittal, and if following the acquisition or disposal the proportion of voting rights held by the person reaches, exceeds or falls below one of the thresholds of 5%, 10%, 15%, 20%, 25%, one-third, 50% or two-thirds of the total voting rights existing when the situation giving rise to a declaration occurs, the relevant person must simultaneously notify ArcelorMittal and the CSSF (the Luxembourg securities regulator) of the proportion of voting rights held by it further to such event within four Luxembourg Stock Exchange trading days of the day of execution of the transaction triggering the threshold crossing.

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

In addition, the Articles of Association provide that, for the purposes of calculating a person’s voting rights in ArcelorMittal, the voting rights attached to shares underlying any other financial instruments owned by that person (such as convertible notes) must be taken into account for purposes of the calculation described above.

Disclosure of Insider Dealing Transactions

Members of the Board of Directors, the Group Management Board, other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities” set out below and persons closely associated with them must disclose to the Luxembourg securities regulator CSSF and to ArcelorMittal all transactions relating to shares of ArcelorMittal or derivatives or other financial instruments linked to shares of ArcelorMittal conducted by them or for their account.

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

Information on trading in ArcelorMittal shares by “Persons Discharging Senior Managerial Responsibilities” is available in “Investors & Shareholders—Corporate Governance—Share Information—Share Trading by Management” on ArcelorMittal’s website. The ArcelorMittal Insider Dealing Regulations can be found in the “Investors & Shareholders—Corporate Governance—Insider Dealing Regulations” section of www.arcelormittal.com.

In 2012, a total of six notifications were received by ArcelorMittal from such persons and filed with the CSSF, for a total of 120,500 ArcelorMittal shares purchased.

Publication of Regulated Information

Since January 2009, disclosure to the public of “regulated information” (within the meaning of the Luxembourg Transparency Law) concerning ArcelorMittal has been made by publishing the information through the centralized regulated information filing and storage system managed by the Luxembourg Stock Exchange and accessible in English and French on www.bourse.lu, in addition to the publication by ArcelorMittal of the information by way of press release. All news and press releases issued by the Company are available on www.arcelormittal.com  in the “News and Media” section.

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the extent permitted by law, indemnify every director and every member of the Group Management Board as well as every former director or member of the Group Management Board for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the Group Management Board.

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

Share Lending Agreement

In connection with ArcelorMittal’s issuance of 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Convertible Notes”) in an offering that closed on January 16, 2013, the Company entered into a share lending agreement with Lumen on January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by ArcelorMittal up to a maximum amount of 48.9 million ordinary shares in exchange for a loan fee of $0.00046 per lent ordinary share, accruing daily from and including the date on which the loaned ordinary shares are delivered to the borrower to, but excluding, the date of return of the borrowed ordinary shares. Under the Share Lending Agreement, deliveries of the loaned shares by Lumen occur on the dates an equal number of ordinary shares are required to be delivered by ArcelorMittal pursuant to the terms of the Convertible Notes. The share lending agreement provides that ArcelorMittal may terminate all or any portion of any loan made thereunder at any time and that all outstanding loans shall terminate on the date which is three business days after the date on which a general meeting of shareholders of ArcelorMittal has approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Under the Share Lending Agreement, Lumen will have no rights (including voting or disposition rights) with respect to any ordinary shares that have been loaned to ArcelorMittal and not yet returned to Lumen. Subject to this condition being met, it is expected that any ordinary shares to be delivered by ArcelorMittal to Lumen upon termination of the loan(s) will be newly issued ordinary shares issued in favor of Lumen (with a cancellation of the shareholders' preferential subscription right).

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

Restricted Share Unit and Performance Share Unit Plans

On May 11, 2011, the annual shareholders’ meeting approved a new equity-based incentive plan to replace the Global Stock Option Plan. The plan comprises an RSU Plan and a PSU Plan, as further described in "Item 6B--Compensation--Restricted Share Units and Performance Share Units”. The Company made a grant under the RSU Plan in September 2011 and a grant under the PSU Plan in March 2012. The Company intends to make another grant under the RSU Plan and the PSU Plan by the end of the first quarter of 2013. Such grant, which will exclude members of the Group Management Board, will be subject to the Supplemental Terms for the 2012-2013 RSU Plan and PSU Plan, as further described in “Item 6B--Compensation--Restricted Share Units and Performance Share Units”.  A copy of the Supplemental Terms for the 2012-2013 RSU Plan and PSU Plan is filed as an exhibit to this annual report on Form 20-F.

Memorandum of Understanding

On June 25, 2006, Mittal Steel, the Significant Shareholder and Arcelor signed a binding Memorandum of Understanding (“MoU”) to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Lead Independent Director” in Item 6C.

On the basis of the MoU, Arcelor’s Board of Directors recommended Mittal Steel’s offer for Arcelor and the parties to the MoU agreed to certain corporate governance and other matters relating to the combined ArcelorMittal group. Certain provisions of the MoU relating to corporate governance were incorporated into the Articles of Association of ArcelorMittal at the extraordinary general meeting of the shareholders on November 5, 2007.

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

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2012.

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

Non-compete

For so long as the Significant Shareholder holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant Shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. ISPAT Indo.

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

(a) Taxation of Distributions

Cash distributions made by ArcelorMittal in respect of ArcelorMittal shares will constitute a taxable dividend when such distribution is actually or constructively received, to the extent such distribution is paid out of the current or accumulated earnings and profits of ArcelorMittal (as determined under U.S. federal income tax principles). The amount of any distribution will include the amount of any applicable Luxembourg withholding tax. To the extent the amount of any distribution received by a U.S. Holder in respect of ArcelorMittal shares exceeds the current or accumulated earnings and profits of ArcelorMittal, the distribution (1) will be treated as a non-taxable return of the U.S. Holder’s adjusted tax basis in those ArcelorMittal shares and (2) thereafter will be treated as U.S.-source capital gain. Because ArcelorMittal does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Distributions of additional ArcelorMittal shares that are made to U.S. Holders with respect to their ArcelorMittal shares, and that are part of a pro rata distribution to all ArcelorMittal shareholders, generally will not be subject to U.S. federal income tax.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2012taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2013 taxable year. See “—Passive Foreign Investment Company Status”.

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

In general, gain or loss recognized on the sale or exchange of ArcelorMittal shares will be capital gain or loss and, if the U.S. Holder’s holding period for such ArcelorMittal shares exceeds one year, will be long-term capital gain or loss. Certain U.S. Holders, including individuals, are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of capital losses against ordinary income is subject to limitations under the Code.

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

Backup Withholding and Information Reporting

The payment of proceeds received upon the sale, exchange or redemption of ArcelorMittal shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on ArcelorMittal shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) in the case of backup withholding, provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

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

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT ABOVE IS INTENDED FOR GENERAL INFORMATION PURPOSES ONLY. EACH INVESTOR IN ARCELORMITTAL ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ARCELORMITTAL SHARES BASED ON THE INVESTOR’S PARTICULAR CIRCUMSTANCES.

Luxembourg Taxation

The following is a summary addressing certain material Luxembourg tax consequences that are likely to be relevant to holders of shares in respect of the ownership and disposition of shares in ArcelorMittal.

This summary does not purport to address all material tax considerations that may be relevant to a holder or prospective holder of ArcelorMittal shares. This summary also does not take into account the specific circumstances of particular investors some of which may be subject to special tax rules, including dealers in securities, financial institutions, insurance companies, investment funds, and of current or prior holders (directly or indirectly) of five percent or more of the shares of ArcelorMittal.

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

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by ArcelorMittal to a Luxembourg resident individual holder may entitle such Luxembourg Holder to a tax credit for the tax withheld.

Non-Luxembourg resident holders

Non-Luxembourg Holders, which are corporates and are subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, and which are resident in a country with which Luxembourg has concluded a treaty for the avoidance of double taxation, may be entitled to claim an exemption from Luxembourg dividend withholding tax under Article 147 of the Luxembourg Income Tax law. Treaty relief may also be claimed under the conditions and subject to the limitations set forth in the relevant double taxation treaties concluded with Luxembourg.

Non-resident (i) entities which fall within the scope of Article 2 of the  European Council Directive 2011/96/EU on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (the “EU Parent-Subsidiary Directive”), (ii) joint-stock companies or cooperative companies subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law resident in a State being part of the European Economic Area (EEA) other than a Member State of the European Union, and (iii) joint-stock companies resident in Switzerland subject to corporate income tax in Switzerland without benefiting from an exemption will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the E.U. Parent-Subsidiary Directive as implemented in Luxembourg. In addition, fully taxable non-resident corporate holders will be exempt from withholding tax if they are resident in a country with which Luxembourg has concluded a double tax treaty (under the conditions as set forth in article 147 of the Luxembourg Income Tax Law).

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 40% plus an unemployment fund contribution levied thereon at a rate of 7% to 9%,depending on the personal situation of the relevant individual). Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder (alone or together with his/her spouse or registered partner and his/her underage children), directly or indirectly, holds or has held more than 10% of the ArcelorMittal shares at any time during the past five years.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 29.22% for Luxembourg companies with registered office in Luxembourg City. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.

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

F.    Dividends and Paying Agents

In 2012, four quarterly interim dividends were paid by ArcelorMittal on March 13, June 14, September 10 and December 10. The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) is BNP Paribas Securities Services.

On the day of its announcement of the third quarter 2012 results, in consideration of the challenging global economic conditions impacting the Company’s business and its priority to deleverage, the Board of Directors proposed reducing the annual dividend payment to $0.20 per share in 2013, compared to $0.75 per share in 2012.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained by sending a request to: company.secretary@arcelormittal.com  or at our registered office as set out in Item 4 of this annual report.

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

Counterparty Risk

ArcelorMittal has established detailed counterparty limits to mitigate the risk of default by its counterparties. The limits restrict the exposure ArcelorMittal may have to any single counterparty. Counterparty limits are calculated taking into account a range of factors that govern the approval of all counterparties. The factors include an assessment of the counterparty’s financial soundness and its ratings by the major rating agencies, which must be of a high quality. Counterparty limits are monitored on a periodic basis.

All counterparties and their respective limits require the prior approval of the Corporate Finance and Tax Committee. Standard agreements, such as those published by the International Swaps and Derivatives Association, Inc. (ISDA) are negotiated with all ArcelorMittal trading counterparties.

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the consolidated statements of operations or in equity according to nature and effectiveness of the hedge. For more information, see Note 17 of ArcelorMittal’s consolidated financial statements.

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

Based on estimates for 2012, the table below reflects the impact of a 10% depreciation of the functional currency on budgeted cash flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of move of foreign currency on cash flows in $ equivalent (in millions)
U.S. dollar	(189)
Euro	(452)
Other	(24)

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollars for inclusion in ArcelorMittal’s consolidated financial statements.

Based on estimates for 2012, the table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of a depreciation of 10% of the U.S. dollar.

Entity functional currency	Translation impact of depreciation of dollar on operating results in $ equivalent (in millions)
Euro	(620)
Other	35

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars (sensitivity taking derivative transactions into account):

Currency	Impact of 10% move of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	50
Canadian dollar	(5)
Euro	(831)
Other	1

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

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2011		2012
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	4,156	3,743	1,485	1,629
Instruments payable bearing interest at fixed rates	20,731	21,675	24,096	25,853
Long-term debt, including current portion	24,887	25,418	25,581	27,482
Short term bank loans and other credit facilities including commercial paper	1,531	1,561	723	884

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers through surcharges. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity.

Commodities	Impact of 10% move of Market prices on operating results (12/31/2012)
in $ equivalent (in millions)
Zinc	68
Nickel	4
Tin	7
Aluminum	5
Gas	45
Brent	97
Freight	5

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

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10B—Memorandum and Articles of Association—Form and Transfer of Shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2012, 77,694,463 shares (or approximately 4.98% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2012, Citibank paid the Company $1,125,000 in respect of reimbursements of expenses incurred by the Company in 2012.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2012 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of management’s internal control over financial reporting as of December 31, 2012 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 14, 2013 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as described below, there have been no changes in our internal control over financial reporting that occurred during the year ending December 31, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

The Company outsourced a significant part of European IT infrastructure and related general IT controls to a third-party service provider.  The outsourcing arrangement impacts all of the segments operating in Europe and ArcelorMittal’s corporate headquarters. The outsourcing agreement covers the management of the Company’s IT infrastructure(i.e. servers, network, databases) whereas the management of business applications, including those applications used for the purposes of processing financial reporting relevant data are excluded from the outsourcing agreement. The outsourcing agreement also includes the management of the Company’s data centres in Europe. The outsourcing agreement went into effect on March 1, 2012. The outsourcing agreements are expected to enhance the cost efficiency and effectiveness our IT infrastructure. The Company anticipates that internal controls over financial reporting could be impacted by further IT related outsourcing in the future.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 14, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Audit
Luxembourg, Grand Duchy of Luxembourg
February 14, 2013

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 76, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

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

For more information refer to “Item 6C—Board Practices/Corporate Governance—Ethics and Conflicts of Interest”.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit S.à.r.l.  acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2011 and 2012. Set forth below is a breakdown of fees for services rendered in 2011 and 2012.

Audit Fees. Audit fees in 2011and 2012 included $29 million and $29.3 million, respectively, for the audits of financial statements, and $0.2 million and $1.3 million in 2011 and 2012, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2011 and 2012 were $1.2 million and $1.7 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2011 and 2012 were $0.6 million and $0.8 million, respectively.

All Other Fees. Fees in 2011 and 2012 for all other services were $0.5 and $0.5 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2012, within its scope prior to commencement of the engagements. None of the services provided in 2012 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte Audit S.à.r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2012, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à.r.l.  independence and has determined that such services do not interfere with Deloitte Audit S.à.r.l. independence.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM  16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM  16G.         CORPORATE GOVERNANCE

There are no significant differences between the corporate governance practices of ArcelorMittal and those required of a U.S. domestic issuer under the Listed Company Manual of the New York Stock Exchange.

ITEM  16H.         MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 15.2 to this annual report on Form 20-F.

PART III

ITEM  17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM  18.            FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-105.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1.	Amended and Restated Articles of Association of ArcelorMittal dated February 8, 2013, to be published in the Mémorial C (Official Gazette).

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

4.4.*

ArcelorMittal Global Stock Option Plan effective May 15, 2009 (filed as Exhibit 4.3 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 333-146371), and incorporated by reference herein).

4.5.*

Restricted Share Units and Performance Share Units Plan effective May 10, 2011  (filed as Exhibit 4.5 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2011 (File No. 333-146371), and incorporated by reference herein).

4.6.	Supplemental Terms for 2012-2013 Restricted Share Units and Performance Share Units Plan effective May 8, 2012.

4.7.*

Share Lending Agreement between Lumen Investments S.à.r.l. and ArcelorMittal, dated January 9, 2013 (filed as Exhibit 11 to Schedule 13D/A dated as of January 11, 2013 (File No. 005-83371), and incorporated by reference herein).

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit.

15.2.	Mine Safety and Health Administration Safety Data.

15.3.	Consent of Cardno MM&A.

15.4.	Consent of AMEC International Ingeniería y Construcción Limitada.

15.5.	Consent of SRK Consulting (UK) Limited.

15.6.	Consent of RPA Inc

*   Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 14, 2013

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2011 and 2012 and

for each of the three years in the period ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2011 and 2012, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 14, 2013

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	3,821	4,398
Restricted cash	84	138
Trade accounts receivable and other, including 457 and 385 from related parties at December 31, 2011 and 2012, respectively (notes 6 and 15)	6,452	5,085
Inventories (note 7)	21,689	19,025
Prepaid expenses and other current assets (note 8)	3,559	3,148
Total current assets	35,605	31,794

Non-current assets:
Goodwill and intangible assets (note 9)	14,053	9,581
Biological assets (note 10)	193	174
Property, plant and equipment (note 11)	54,058	53,660
Investments in associates and joint ventures (note 12)	9,041	7,286
Other investments (note 13)	226	1,020
Deferred tax assets (note 20)	6,081	8,130
Other assets (note 14 and 15)	2,623	2,928
Total non-current assets	86,275	82,779
Total assets	121,880	114,573

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 16)	2,784	4,339
Trade accounts payable and other, including 257 and 195 to related parties at December 31, 2011 and 2012, respectively (note 15)	12,836	11,418
Short-term provisions (note 21)	1,213	1,192
Accrued expenses and other liabilities (note 22)	6,624	6,709
Income tax liabilities	367	160
Total current liabilities	23,824	23,818

Non-current liabilities:
Long-term debt, net of current portion (note 16)	23,634	21,965
Deferred tax liabilities (note 20)	3,680	3,228
Deferred employee benefits (note 24)	7,160	7,223
Long-term provisions (note 21)	1,601	1,862
Other long-term obligations	1,504	1,280
Total non-current liabilities	37,579	35,558
Total liabilities	61,403	59,376

Commitments and contingencies (note 23 and note 25)

Equity (note 18):
Common shares (no par value, 1,617,000,000 and 1,773,091,461 shares authorized, 1,560,914,610 and 1,560,914,610 shares issued, and 1,548,951,866 and 1,549,107,148 shares outstanding at December 31, 2011 and 2012, respectively)	9,403	9,403
Treasury shares (11,962,744 and 11,807,462 common shares at December 31, 2011 and 2012, respectively, at cost)	(419)	(414)
Additional paid-in capital	19,056	19,082
Subordinated perpetual capital securities	-	650
Retained earnings	30,531	25,633
Reserves	(1,881)	(2,631)
Equity attributable to the equity holders of the parent	56,690	51,723
Non-controlling interests	3,787	3,474
Total equity	60,477	55,197
Total liabilities and equity	121,880	114,573

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Sales	78,025	93,973	84,213
(including 4,873, 5,875 and 5,181 of sales to related parties for 2010, 2011 and 2012, respectively)
Cost of sales	71,084	85,519	84,117
(including depreciation and impairment of 4,920, 5,000 and 9,719 and 2,448, 2,897 and 1,806 of purchases from related parties for 2010, 2011 and 2012, respectively)
Gross margin	6,941	8,454	96
Selling, general and administrative expenses	3,336	3,556	3,322
Operating income (loss)	3,605	4,898	(3,226)
Income from investments, associates and joint ventures	451	620	194
Financing costs - net (note 19)	(2,200)	(2,838)	(2,737)
Income (loss) before taxes	1,856	2,680	(5,769)
Income tax expense (benefit) (note 20)	(1,479)	882	(1,925)
Net income (loss) from continuing operations (including non-controlling interests)	3,335	1,798	(3,844)
Discontinued operations, net of tax (note 5)	(330)	461	-
Net income (loss) (including non-controlling interests)	3,005	2,259	(3,844)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	3,246	1,802	(3,726)
Net income (loss) from discontinued operations	(330)	461	-
Net income (loss) attributable to equity holders of the parent	2,916	2,263	(3,726)
Net income (loss) from continuing operations attributable to non-controlling interests	89	(4)	(118)
Net income (loss) (including non-controlling interests)	3,005	2,259	(3,844)

	Year Ended December 31,
	2010	2011	2012
Earnings (loss) per common share (in U.S. dollars)
Basic	1.93	1.46	(2.41)
Diluted	1.72	1.19	(2.41)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	2.15	1.16	(2.41)
Diluted	1.92	0.90	(2.41)
Earnings (loss) per common share - discontinued operations (in U.S. dollars)
Basic	(0.22)	0.30	-
Diluted	(0.20)	0.29	-
Weighted average common shares outstanding (in millions) (note 18)
Basic	1,512	1,549	1,549
Diluted	1,600	1,611	1,550

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010		2011		2012
Net income (including non-controlling interests)		3,005		2,259		(3,844)

Available-for-sale investments:
Gain (loss) arising during the period	102		(39)		(95)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(120)		65		-
	(18)		26		(95)
Derivative financial instruments:
Gain (loss) arising during the period	(277)		82		4
Reclassification adjustments for (gain) included in the consolidated statements of operations	(551)		(249)		(717)
	(828)		(167)		(713)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(1,733)		(2,149)		78
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	-		(475)		392
	(1,733)		(2,624)		470

Share of other comprehensive income (loss) related to associates and joint ventures	201		(598)		(579)

Income tax benefit related to components of other comprehensive income	144		68		134

Total other comprehensive income (loss)	(2,234)		(3,295)		(783)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(2,310)		(2,943)		(750)
Non-controlling interests	76		(352)		(33)

		(2,234)		(3,295)		(783)
Total comprehensive income (loss)		771		(1,036)		(4,627)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		606		(680)		(4,476)
Non-controlling interests		165		(356)		(151)
Total comprehensive income (loss)		771		(1,036)		(4,627)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

							Reserves
		Share capital	Treasury Shares	Subordinated perpetual capital securities	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

	Shares[1,2]
Balance at December 31, 2009	1,510	9,950	(2,823)	-	20,808	29,777	1,642	953	777	61,084	4,353	65,437
Net income (including non-controlling interests)	-	-	-	-	-	2,916	-	-	-	2,916	89	3,005
Other comprehensive income (loss)	-	-	-	-	-	-	(1,726)	(585)	1	(2,310)	76	(2,234)
Total comprehensive income (loss)	-	-	-	-	-	2,916	(1,726)	(585)	1	606	165	771
Recognition of share based payments	1	-	34	-	123	-	-	-	-	157	-	157
Sale of treasury shares	38	-	2,362	-	(733)	-	-	-	-	1,629	-	1,629
Dividend	-	-	-	-	-	(1,132)	-	-	-	(1,132)	(128)	(1,260)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	90	-	-	-	90	(745)	(655)
Other movements	-	-	-	-	-	(4)	-	-	-	(4)	25	21
Balance at December 31, 2010	1,549	9,950	(427)	-	20,198	31,647	(84)	368	778	62,430	3,670	66,100
Net income (including non-controlling interests)	-	-	-	-	-	2,263	-	-	-	2,263	(4)	2,259
Other comprehensive income (loss)	-	-	-	-	-	-	(2,796)	(133)	(14)	(2,943)	(352)	(3,295)
Total comprehensive income (loss)	-	-	-	-	-	2,263	(2,796)	(133)	(14)	(680)	(356)	(1,036)
Spin-off of stainless steel assets (note 5)	-	(547)	-	-	(1,227)	(2,190)	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	8	-	85	-	-	-	-	93	-	93
Dividend	-	-	-	-	-	(1,161)	-	-	-	(1,161)	(31)	(1,192)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	(29)	-	-	-	(29)	165	136
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	-	250	250
Other movements	-	-	-	-	-	1	-	-	-	1	89	90
Balance at December 31, 2011	1,549	9,403	(419)	-	19,056	30,531	(2,880)	235	764	56,690	3,787	60,477
Net income (including non-controlling interests)	-	-	-	-	-	(3,726)	-	-	-	(3,726)	(118)	(3,844)
Other comprehensive income (loss)	-	-	-	-	-	-	636	(449)	(937)	(750)	(33)	(783)
Total comprehensive income (loss)	-	-	-	-	-	(3,726)	636	(449)	(937)	(4,476)	(151)	(4,627)
Issuance of subordinated perpetual capital securities	-	-	-	650	-	(8)	-	-	-	642	-	642
Recognition of share based payments	-	-	5	-	26	-	-	-	-	31	-	31
Dividend	-	-	-	-	-	(1,161)	-	-	-	(1,161)	(20)	(1,181)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	1	-	-	-	1	(33)	(32)
Disposal of non-controlling interests (note 3)	-	-	-	-	-	-	-	-	-	-	(140)	(140)
Other movements	-	-	-	-	-	(4)	-	-	-	(4)	31	27
Balance at December 31, 2012	1,549	9,403	(414)	650	19,082	25,633	(2,244)	(214)	(173)	51,723	3,474	55,197
1	Excludes treasury shares
2	In millions of shares
				The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss) (including non-controlling interests)	3,005	2,259	(3,844)
Discontinued operations	330	(461)	-
Net income (loss) from continuing operations (including non-controlling interests)	3,335	1,798	(3,844)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	4,395	4,669	4,684
Impairment	525	331	5,035
Net interest	1,445	1,822	1,874
Income tax expense (benefit)	(1,479)	882	(1,925)
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	1,189	226	(135)
Labor agreements and separation plans	46	239	306
Litigation provisions (reversal)	145	(78)	86
Recycling of deferred gain on raw material hedges	(354)	(600)	(566)
Net gain on disposal of subsidiaries	-	-	(573)
Income from investments in associates and joint ventures	(449)	(640)	(201)
Provision on pensions and OPEB	884	909	829
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	(427)	(42)	99
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	(75)	371	40
Changes in working capital excluding the effects from acquisitions:
Trade accounts receivable	(433)	(694)	1,153
Inventories	(5,540)	(3,057)	2,779
Trade accounts payable	3,442	(74)	(1,103)
Interest paid and received	(1,320)	(1,659)	(1,694)
Taxes paid	(197)	(1,237)	(555)
Dividends received	132	353	209
Cash contributions to plan assets and benefits paid for pensions and OPEB	(842)	(879)	(1,157)
Cash received/(paid) from settlement of hedges not recognized in the consolidated statements of operations	43	175	(11)
VAT and other amount received (paid) from/to public authorities	(404)	(302)	241
Other working capital and provisions movements	(291)	(546)	(277)
Net cash flows (used in ) provided by operating activities from discontinued operations	245	(190)	-
Net cash provided by operating activities	4,015	1,777	5,294
Investing activities:
Purchase of property, plant and equipment and intangibles (includes cash outflows in connection with exploration/evaluation activities nil, 13 and 19 respectively, in 2010, 2011 and 2012).	(3,308)	(4,838)	(4,683)
(Acquisition)/Disposal of net assets of subsidiaries and non-controlling interests, net of cash acquired/(disposed of) nil, 67 and (477) in 2010, 2011 and 2012, respectively	(75)	(860)	544
Investments in associates and joint ventures accounted for under equity method	(327)	(95)	(43)
Disposals of financial assets	324	2,160	463
Other investing activities net	50	(840)	59
Cash receipt from loan to discontinued operations	-	900	-
Net cash flows used in investing activities from discontinued operations	(102)	(105)	-
Net cash used in investing activities	(3,438)	(3,678)	(3,660)
Financing activities:
Proceeds from mandatory convertible bonds	-	250	-
Proceeds from subordinated perpetual capital securities	-	-	642
Acquisition of non-controlling interests	(593)	(108)	(62)
Proceeds from short-term debt	1,362	1,562	1,675
Proceeds from long-term debt, net of debt issuance costs	8,484	7,169	4,086
Payments of short-term debt	(2,179)	(6,728)	(3,670)
Payments of long-term debt	(5,675)	(1,466)	(2,427)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-
Sale of treasury shares in connection with the call options on ArcelorMittal shares	1,363	-	-
Sale of treasury shares for stock option exercises	8	5	-
Dividends paid (includes 125, 32 and 20 of dividends paid to non-controlling shareholders in 2010, 2011 and 2012 respectively)	(1,257)	(1,194)	(1,191)
Other financing activities net	(109)	(22)	(97)
Net cash flows used in financing activities from discontinued operations	(48)	(8)	-
Net cash used in financing activities	(7)	(540)	(1,044)
Effect of exchange rate changes on cash	(159)	(68)	(13)
Net increase (decrease) in cash and cash equivalents	411	(2,509)	577
Cash and cash equivalents:
At the beginning of the year	5,919	6,207	3,821
Cash held for discontinued operations	-	123	-
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	(123)	-	-
At the end of the year	6,207	3,821	4,398

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates manufacturing facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 14, 2013 by the Company’s Board of Directors.

The principal subsidiaries of the Company in 2012 were as follows:

Name of Subsidiary	Abbreviation	Country
Flat Carbon Americas
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Lázaro Cárdenas S.A. de C.V.	ArcelorMittal Lázaro Cárdenas	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil

Flat Carbon Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique et Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France

Long Carbon Americas and Europe
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

AACIS
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
OJSC ArcelorMittal Kryviy Rih	ArcelorMittal Kryviy Rih	Ukraine

Distribution Solutions
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments, biological assets and certain non-current assets and liabilities held for distribution, which are measured at fair value less cost to sell or to distribute and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Following the approval by the board of directors of ArcelorMittal held on December 7, 2010, to spin off the stainless steel business into a separate company known as Aperam, the results of the stainless steel operations are presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

Consequently, all amounts related to discontinued operations within each line item of the consolidated statements of operations as well as all amounts related to discontinued operations within each line item of the consolidated statements of cash flows are reclassified into discontinued operations within their respective statements. Earnings per share is presented for continuing and discontinued operations and for total net results.

Additional information detailing assets and liabilities held for distribution and discontinued operations are provided in note 5.

Adoption of new IFRS standards, amendments and interpretations applicable in 2012

Amendments to IFRS 7, “Financial Instruments: Disclosures” were adopted by the Company on January 1, 2012. The amendments increase the disclosure requirements for transactions involving transfer of financial assets and did not have a material impact on the consolidated financial statements of the Company.

New IFRS standards and interpretations applicable from 2013 onward

Unless otherwise indicated below, the Company is still in the process of assessing whether there will be any significant changes to its consolidated financial statements upon adoption of these new standards, interpretations, or amendments. The Company does not plan to early adopt any of these new standards, interpretations, or amendments.

•         IFRS 9, “Financial Instruments”

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 (as revised in 2010) introduces new requirements for classifying and measuring financial instruments, including:

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

On May 13, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” and amended IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”,  all effective for annual periods beginning on or after January 1, 2013. The adoption of these new standards and amendments is not expected to have a material impact on the financial statements of the Company.

•      IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It replaces the consolidation requirements in SIC-12 Consolidation – Special Purpose Entities and IAS 27 “Consolidated and Separate Financial Statements”.

•      IFRS 11 provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. It replaces IAS 31 “Interests in Joint Ventures”.

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

•      Amendments to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income. The adoption of these new amendments will not have any material impact on the financial statements of the Company.

•      Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The adoption of the amendments to IAS 19 will significantly impact the statements of financial position and the statements of operations as described in note 24.

•      IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”

On October 19, 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. This standard is effective for annual periods beginning on or after January 1, 2013. The adoption of IFRIC 20 is not expected to have a material impact on the financial statements of the Company.

On December 16, 2011 the IASB published amendments to IAS 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. The IASB also published amendments to IFRS 7 “Financial Instruments: Disclosures” including new disclosures requirements regarding the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014, and January 1, 2013, respectively. The adoption of the amendments to IFRS 7 will not have any material impact on the financial statements of the Company.

On May 17, 2012, the IASB published Annual Improvements 2009-2011 as part of its annual improvements process to make non-urgent amendments to the following standards:

•         IAS 1 “Presentation of Financial Statements”, provides clarification of the requirements for comparative information

•         IAS 16 “Property, Plant & Equipment”, provides additional guidance on the classification of servicing equipment

•         IAS 32 “Financial Instruments: Presentation”, clarifies the accounting for the tax effect of a distribution to holders of equity instruments in accordance with IAS 12 “Income Taxes”

•         IAS 34 “Interim Financial Reporting”, clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 “Operating Segments”

•         IFRS 1 “First-time adoption of International Financial Reporting Standards”

These amendments are effective for annual periods beginning on or after January 1, 2013. The adoption of these new amendments will not have any material impact on the financial statements of the Company.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On June 28, 2012 the IASB published amendments to IFRS 10, IFRS 11 and IFRS 12. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The adoption of these new standards and amendments will not have any material impact on the financial statements of the Company.

On October 31, 2012 the IASB published amendments to IFRS 10, IFRS 12 and IAS 27. The amendments apply to a particular class of business that qualifies as investment entities. Investment entity refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organizations, venture capital organizations, pension funds, sovereign wealth funds and other investment funds.

Under IFRS 10 Consolidated Financial Statements, reporting entities are required to consolidate all investees that they control (i.e. all subsidiaries). The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss.  The amendments also set out disclosure requirements for investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014 with early adoption permitted.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and jointly controlled entities. Subsidiaries are consolidated from the date the Company obtains control (ordinarily the date of acquisition) until the date control ceases. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits derived from its activities. Generally, control is presumed to exist when the Company holds more than half of the voting rights of an entity.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Jointly controlled entities are those over whose activities the Company has joint control, typically under a contractual agreement. The consolidated financial statements include the Company’s share of the profit or loss of associates and jointly controlled entities using the equity method of accounting from the date that significant influence commences until the date significant influence ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

 Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 16, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

Inter-company balances and transactions, including income, expenses and dividends, are eliminated in the consolidated financial statements. Gains and losses resulting from inter-company transactions are also eliminated.

Non-controlling interests represent the portion of profit or loss and net assets not held by the Company and are presented separately in the consolidated statements of operations, in the consolidated statements of other comprehensive income and within equity in the consolidated statements of financial position.

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

In a business combination in which the fair value of the identifiable net assets acquired exceeds the cost of the acquired business, the Company reassesses the fair value of the assets acquired and liabilities assumed. If, after reassessment, ArcelorMittal’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess (bargain purchase) is recognized immediately as a reduction of cost of sales in the consolidated statements of operations.

Any contingent consideration payable is recognized at fair value at the acquisition date and any costs directly attributable to the business combination are expensed as incurred.

Accounting for acquisitions of non-controlling interests

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

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas, ArcelorMittal Brasil, ArcelorMittal Montreal, ArcelorMittal Mines Canada, ArcelorMittal Dofasco, ArcelorMittal Point Lisas, ArcelorMittal Temirtau and ArcelorMittal International Luxembourg , whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related transaction gains and losses are reported within financing costs in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related transaction gains and losses are reported in the consolidated statements of comprehensive income.

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

ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable overdue by more then 180 days because historical experience is such that such receivables are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Estimated unrecoverable amounts of trade receivables between 60 days and 180 days overdue are provided for based on past default experience.

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

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight and shipping and handling costs. In accordance with IAS 2 “Inventories”, interest charges, if any on purchases have been recorded as financing costs.  Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Goodwill

Goodwill arising on an acquisition is recognized as previously described within the business combinations section.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. Until the year end December 31, 2011, the Company performed its annual impairment test of goodwill using November 30 as the measurement date. Effective October 2012, the Company changed its impairment test date to October 31 in order to better align with the internal strategic, financial planning and approval process. The Company believes that this change in dates is preferable under the circumstances and does not result in the delay, acceleration or avoidance of an impairment charge.

Whenever property plant and equipment is tested for impairment at the same time as goodwill, the property, plant and equipment is tested first and any impairment of the assets recorded prior to the testing of goodwill. The recoverable amounts of the groups of cash-generating units are determined as the higher of (1) fair value less cost to sell or (2) value in use. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices, shipments and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices, shipments and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial forecasts for the next five years for steel operations and over the life of the mines for mining operations. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Biological Assets

Biological assets are part of Long Carbon Americas operating segment and consist of eucalyptus forests exclusively from renewable plantations and intended for the production of charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices.

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

A mine can operate several open pits that are regarded as separate operations for the purpose of mine planning and production. In this case, stripping costs are accounted for separately, by reference to the ore extracted from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning and production, stripping costs are aggregated too.

The determination of whether multiple pit mines are considered separate or integrated operations depends on each mine’s specific circumstances. The following factors would point towards the stripping costs for the individual pits being accounted for separately:

•         If mining of the second and subsequent pits is conducted consecutively with that of the first pit, rather than concurrently.

•         If separate investment decisions are made to develop each pit, rather than a single investment decision being made at the outset.

•         If the pits are operated as separate units in terms of mine planning and the sequencing of overburden and ore mining, rather than as an integrated unit.

•         If expenditures for additional infrastructure to support the second and subsequent pits are relatively large.

•         If the pits extract ore from separate and distinct ore bodies, rather than from a single ore body.

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

Capitalized exploration and evaluation expenditures are generally recorded as a component of property, plant and equipment at cost less impairment charges, unless their nature requires them to be recorded as an intangible asset. As the asset is not available for use, it is not depreciated and all capitalized exploration and evaluation expenditure is monitored for indications of impairment. To the extent that capitalized expenditure is not expected to be recovered it is recognized as an expense in the consolidated statements of operations.

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

When proven reserves are determined and development is approved, expenditures capitalized as exploration and evaluation are reclassified as construction in progress and are reported as a component of property, plant and equipment. All subsequent development expenditures are capitalized and classified as construction in progress. On completion of development, all assets included in construction in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

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

•         Capitalized developmental stripping (as described above in “Stripping and overburden removal costs”)

Property, plant and equipment used in mining activities is depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use possible. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are primarily depreciated on a units-of-production basis. A unit-of-production is based on the available estimate of proven and probable reserves.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Lease arrangements

The Company may enter into arrangements that do not take the legal form of a lease, but may contain a lease. This will be the case if the following two criteria are met:

•         The fulfillment of the arrangement is dependent on the use of a specific asset and

•         The arrangement conveys a right to use the asset.

Assets under lease arrangements which transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases. On initial recognition, the leased asset and its related liability are measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset while the minimum lease payments are apportioned between financing costs and reduction of the lease liability.

Assets held under lease arrangements that are not finance leases are classified as operating leases and are not recognized in the statements of financial position. Payments made under operating leases are recognized in cost of sales in the statements of operations on a straight-line basis over the lease terms.

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

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss recognized in the statements of other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

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

Deferred employee benefits

Defined contribution plans are those plans where ArcelorMittal pays fixed or determinable contributions to external life insurance or other funds for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. Contributions are expensed as incurred consistent with the recognition of wages and salaries. No provisions are established with respect to defined contribution plans as they do not generate future commitments for ArcelorMittal.

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

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Liabilities for early retirement plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it has a detailed formal plan which is without realistic possibility of withdrawal and the plan has been communicated to employees or their representatives.

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

Provisions and accruals

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Provisions for onerous contracts are recorded in the consolidated statements of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

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

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. The carrying amount of deferred tax assets is reviewed at each consolidated statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to enable all or part of the asset to be recovered.

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

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. They are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments.

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale, which are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale equity securities are reported in the statements of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an average cost method.

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

Financial assets are tested for impairment annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable. If objective evidence indicates that cost-method investments need to be tested for impairment, calculations are based on information derived from business plans and other information available for estimating their value in use. Any impairment loss is recognized in the consolidated statements of operations. An impairment loss related to financial assets is reversed if and to the extent there has been a change in the estimates used to determine the recoverable amount. The loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized. Reversals of impairment are recognized in net income except for reversals of impairment of available-for-sale equity securities, which are recognized in equity.

Subordinated perpetual capital securities

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Subordinated perpetual capital securities issued by the Company are classified as equity as the Company has no contractual obligation to redeem the securities and coupon payment may be deferred under certain circumstances. Coupons become payable whenever the Company makes dividend payments. Coupon accruals are considered in the determination of earnings for the purpose of calculating earnings per share.

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

Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Net income attributable to ordinary shareholders takes into consideration dividend rights of preferred shareholders such as holders of subordinated perpetual capital securities. Diluted earnings per share is computed by dividing income available to equity holders and assumed conversion by the weighted average number of common shares and potential common shares from outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect.

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

The Company is organized in eight operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the group management board “GMB”. Operating segments are aggregated when they have similar economic characteristics (similar long-term average gross margins) and are similar in the nature of products and services, the nature of production processes, customers, the methods used to distribute products or provide services, and the regulatory environment. The Long Carbon Americas, Long Carbon Europe, and Tubular Products operating segments have been aggregated for reporting purposes.

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

Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Note 20 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

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

•         Discount rates – The discount rate is based on several high quality corporate bond indexes and yield curves in the appropriate jurisdictions (rated AA or higher by a recognized rating agency). Nominal interest rates vary worldwide due to exchange rates and local inflation rates.

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

Note 24 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2012, the Company determined it has 73 cash-generating units.

An impairment loss, related to tangible and intangible assets other than goodwill, recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 26 for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of its net selling price (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

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

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data.

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

•         Overburden removal costs recognized in the consolidated statements of financial position or charged to the consolidated statements of operations may change due to changes in stripping ratios or the units of production basis of depreciation.

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

NOTE 3: ACQUISITIONS AND DIVESTMENTS

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

 Significant acquisitions made during the years ended December 31, 2010, 2011 and 2012 include:

Baffinland

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused on the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned 70% by ArcelorMittal and 30% by Nunavut Iron Ore Acquisition Inc. (“Nunavut”). The stake held in Baffinland increased to 93.66% on February 18, 2011 following an extension of the offer and the acquisition of 100% was completed on March 26, 2011 as a result of the repurchase of the remaining 6.34% non-controlling interests (see note 4). Following these transactions, the Company holds a 70% stake in Baffinland. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which 362 paid in cash by ArcelorMittal and 166 paid by Nunavut (of which 105 in cash and 61 in shares). The transaction costs relating to this acquisition amounted to 5 and are recorded as selling, general and administrative expenses in the consolidated statements of operations. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 596 and total liabilities of 71. The acquired assets included 447 assigned to iron ore mining reserves and 82 assigned to exploration for and evaluation of mineral resources. The resulting final goodwill amounted to 38. The revenue and the net result consolidated in 2011 amounted to nil and (5), respectively.

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

Prosper

On June 1, 2011, ArcelorMittal acquired from RAG Aktiengesellschaft (“RAG”) the Prosper coke plant, located in Bottrop, Germany in order to reduce external sourcing of coke. The acquisition included the facility, related operating processes and the workforce. It also acquired RAG’s 27.95% stake in Arsol Aromatics, a producer of chemical raw materials based on crude benzene, a by-product of the Prosper facility. The Company accounted for this acquisition as a business combination. The total consideration paid for this acquisition was 205. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 309 and total liabilities of 86. The acquired assets and assumed liabilities included 145 assigned to the coke plant, 98 assigned to coke and coking coal inventories, 22 assigned to the investment in Arsol, 44 assigned to environmental and asset retirement obligations and 27 assigned to unfavorable contracts with a residual maturity of 8 years. The acquisition resulted in a bargain purchase of 18 and was recorded in operating income.

ATIC Services SA

On December 5, 2011, the Company acquired a controlling stake of 33.4% interest in its associate ATIC Services SA (“ATIC”) thereby increasing its current 42.4% holding to 75.8% for a total cash consideration of 34 (76 net of cash acquired of 42). ATIC is a leading European provider of logistic services in relation with the coal industry headquartered in France. This acquisition will enable the Company to optimize the logistic chain in relation with the coal supply. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 348 and total liabilities of 143. The acquired assets included property, plant and equipments such as fleet, cranes handling equipments, land and buildings for 113, investments accounted for under equity method for 136 and trade receivables for 55. The resulting final gain from this bargain purchase amounted to 6 and is due to the global weak macro economic environment The revenue and the net result consolidated since acquisition date amounted to 239 and 10, respectively.

Nikmet

On December 7, 2011, the Company acquired 100% of Stevedoring Company Nikmet Terminals (“Nikmet”) for a total cash consideration of 23 (including 5 of outstanding debt). Nikmet handles steel exports in the port of Nikolaev in southern Ukraine with a throughput capacity of 2 million tons per year. This acquisition will assure sea access, optimize logistics and cost savings for the Company’s operations in Ukraine. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 16 and total liabilities of 3. The acquired assets included a favorable harbor facilities rental agreement for 9 and various harbor equipments for 4. The resulting final goodwill amounted to 10. The revenue and the net result consolidated since acquisition date amounted to 12 and 4, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2010 and 2011 that were finalized during the year ended December 31, 2011:

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

1                The Company acquired the remaining non-controlling interests on March 26, 2011 (see note 4).

During 2012, the Company finalized the purchase price allocation for Nikmet and ATIC. The purchase price allocation of those two entities have been determined only provisionally on December 31, 2011 as the acquisition dates were close to the year end. The table below summarizes the finalization in 2012 of the purchase price allocation for acquisitions made in 2011:

	ATIC			Nikmet
	Preliminary allocation	Adjustments	Final allocation	Preliminary allocation	Adjustments	Final allocation
Current assets	55	30	85	3	-	3
Property, plant & equipment	90	23	113	3	1	4
Intangibles assets	14	(13)	1	-	9	9
Other assets	75	74	149	-	-	-
Total assets acquired	234	114	348	6	10	16
Current liabilities	66	16	82	1	-	1
Long-term debt	17	(1)	16	-	-	-
Other long-term liabilities	14	22	36	-	-	-
Deferred tax liabilities	2	7	9	-	2	2
Total liabilities assumed	99	44	143	1	2	3
Total net assets	135	70	205	5	8	13
Non-controlling interests	43	17	60	-	-	-
Total net assets acquired	92	53	145	5	8	13
Previously held equity interests	81	24	105	-	-	-
Cash paid to stockholders, gross	76	-	76	18	-	18
Cash acquired	(42)	-	(42)	-	-	-
Debt outstanding on acquisition	-	-	-	5	-	5
Purchase price, net	34	-	34	23	-	23
Goodwill	23	(29)	-	18	(8)	10
Bargain purchase			(6)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Divestments

On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in North America Free Trade Agreement (“NAFTA”), Skyline Steel, to Nucor Corporation for a total net cash consideration of 674 including final working capital adjustment. Skyline Steel was part of the Distribution Solutions reportable segment. The net assets sold include a portion of the goodwill allocated to the Distribution Solutions segment for 55. The gain on disposal of 331 was recognized in cost of sales.

On July 24, 2012, ArcelorMittal signed an agreement to sell its 48.1% stake in Paul Wurth to SMS GmbH for a total cash consideration of 388 (cash outflow of 89 net of cash disposed of). Paul Wurth is an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors. Paul Wurth was a consolidated subsidiary included in the AACIS reportable segment. The net assets sold include a portion of the goodwill allocated to AACIS for 42. The Company also reclassified from other comprehensive income to the statements of operations a positive foreign exchange translation difference amounting to 25.The gain on disposal of 242 was recognized in cost of sales.

The table below summarizes the divestments made in 2012:

	Skyline Steel	Paul Wurth
Current assets	365	794
Property, plant and equipment	48	58
Intangibles assets	6	15
Other assets	7	59
Total assets	426	926
Current liabilities	137	545
Other long-term liabilities	1	109
Non-controlling interests	-	3
Total liabilities	138	657
Total net assets	288	269
Non-controlling interests	-	140
Allocated goodwill	55	42
Total net assets disposed of	343	171
Cash consideration received	674	388
Reclassification of foreign exchange translation difference	-	25
Gain on disposal	331	242

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, the Company acquired additional non-controlling interests during 2010, 2011 and 2012.

ArcelorMittal Ostrava

In January 2010, ArcelorMittal completed the acquisition of an additional ownership interest of 13.88% of ArcelorMittal Ostrava for a total consideration of 373. The Company’s stake increased from 82.55% to 96.43%. The transaction resulted in a reduction of non-controlling interests of 436 and an increase of 63 directly in equity.

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

On December 13, 2012, ArcelorMittal and Nunavut Iron Ore have agreed that Nunavut Iron Ore will increase its interest in Baffinland from 30% to 50%. In consideration, Nunavut Iron Ore will increase its share of funding for development for Baffinland’s Mary River Iron Ore Project. ArcelorMittal will retain a 50% interest in the project as well as operator and marketing rights. The arrangements are subject to customary conditions precedent and are expected to be completed early 2013.

Alliance Metal

On May 15, 2012, the Company acquired the remaining 33.98% non-controlling stake in Alliance Metal, a steel processor based in France (Distribution Solutions). The cash consideration paid was 10. The Company recorded a decrease of 17 directly in equity.

PUW

On October 17, 2012, the Company acquired the remaining 39.46% non-controlling stake in Przedsiebiorstwo Uslug Wodociagowych HKW (“PUW”) in Poland (Flat Carbon Europe). The cash consideration paid was 10. The Company recorded a decrease of 1 directly in equity.

Manchester Tubos

On October 31, 2012, the Company acquired the remaining 30% non-controlling stake in Manchester Tubos, a steel processor based in Brazil (Distribution Solutions). The total consideration was 12, of which 7 paid at December 31, 2012. The Company recorded an increase of 19 directly in equity.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Mines Canada

On December 31, 2012, ArcelorMittal signed an agreement pursuant to which its wholly owned subsidiary ArcelorMittal Mines Canada and a consortium led by POSCO and China Steel Corporation (“CSC”) will enter into a joint venture partnership that will own ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium will acquire a 15% interest in the joint venture for total consideration of 1.1 billion in cash, with ArcelorMittal Mines Canada and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long term iron ore off-take agreements proportionate to their joint venture interests. In addition to POSCO and CSC, the consortium includes certain financial investors. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese government, and is expected to close in two installments in the first and second quarters of 2013.

The tables below summarize the acquisition of non-controlling interests:

	2010
	Ostrava	ZKZ	Others	Total
Non-controlling interests	534	120	91	745
Cash paid, net	457	130	10	597
Debt outstanding on acquisition	-	-	58	58
Purchase price, net	457	130	68	655
Adjustment to equity	77	(10)	23	90

	2011
	Baffinland	Ambalaj	Total
Non-controlling interests	35	10	45
Cash paid, net	35	10	45
Debt outstanding on acquisition	4	-	4
Purchase price, net	39	10	49
Adjustment to equity	(4)	-	(4)

	2012
	Alliance Metal	Manchester Tubos	PUW	Total
Non-controlling interests	(7)	31	9	33
Cash paid, net	10	7	10	27
Debt outstanding on acquisition	-	5	-	5
Purchase price, net	10	12	10	32
Adjustment to equity	(17)	19	(1)	1

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Eregli Demir Ve Celik Fab. T.A.S. (“Erdemir”) and Macarthur Coal Limited (“Macarthur”), both of which were publicly listed companies in which such subsidiaries hold a minority stake. In the Company’s consolidated financial statements for the year ended December 31, 2010, the mandatory convertible bonds were recorded as non-controlling interests of 684 and debt of 15. (See note 16).

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

As a result of the completion of the sale of the shares in Macarthur on December 21, 2011, the notes issued by a subsidiary of ArcelorMittal and linked to the Macarthur shares were subject to an early redemption for 1,208. Prior to December 31, 2011 the Company committed to Crédit Agricole to replace those notes with new notes issued by a different subsidiary of ArcelorMittal linked to shares of China Oriental Group Company Ltd (“China Oriental”). The proceeds from the redemption of the notes were invested in a term deposit with Crédit Agricole until January 17, 2012. On that date, notes linked to China Oriental were issued by a subsidiary of ArcelorMittal.

On December 18, 2012, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2014. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 949 (net of tax and fees) and debt for 49. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 65 and was recognized as financing costs in the consolidated statements of operations.

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

 Assets and liabilities held for distribution

Following the approval by ArcelorMittal’s board on December 7, 2010, to spin-off Aperam, the results of the stainless steel operations have been presented as discontinued operations.

The table below provides details of the amounts presented in the consolidated statements of operations with respect to discontinued operations:

	Consolidated statements of operations for the year ended December 31,
	2010	2011	2012
Sales	5,418	471	-
Cost of sales (including depreciation and impairment of 929 and nil for 2010 and 2011, respectively)	5,689	415	-
Gross margin	(271)	56	-
Selling, general and administrative	209	19	-
Operating income (loss)	(480)	37	-
Income from investments in associates and joint ventures	9	-	-
Financing costs - net	145	421	-
Income (loss) before taxes	(326)	458	-
Income tax expense (benefit)	4	(3)	-
Net income (loss) (including non-controlling interests)	(330)	461	-

The amounts disclosed above represent the operations of the stainless steel business, excluding the effects of any transactions with continuing operations entities such as interest expense or income, management fees, and sales to continuing operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company remeasured certain assets at their fair value less cost to distribute upon initial classification as assets and liabilities held for distribution at December 7, 2010. The fair value of these assets was estimated based on trading multiples of comparable companies. ArcelorMittal compared revenue growth, operating margins and capital expenditures according to the five year business plan defined for the purpose of the spin-off to consensus forecasts of comparable companies. The Company also considered the subsequent initial trading of Aperam and various factors that may influence the trading. As a result of the remeasurement upon initial classification as assets held for distribution, the Company recognized an impairment loss of 750, at December 7, 2010, which was entirely allocated to goodwill. Following the subsequent remeasurement of fair value less cost to distribute at December 31, 2010, the Company recognized an increase in fair value and reduced the impairment loss from 750 to 598, net of tax of nil and nil, respectively. There were no subsequent changes in the fair value less cost to distribute on the spin-off date as of January 25, 2011.

The table below provides details of the amounts presented in the consolidated statements of other comprehensive income with respect to discontinued operations:

	Statements of other comprehensive income for the year ended December 31,
	2010	2011	2012
Net income (loss) (including non-controlling interests)	(330)	461	-
Available-for-sale investments:
Gain (loss) arising during the period	78	(11)	-
Reclassification adjustments for (gain) loss included in the statements of operations	(79)	(28)	-
	(1)	(39)	-
Derivative financial instruments:
Gain (loss) arising during the period	(3)	(1)	-
Reclassification adjustments for (gain) loss included in the statements of operations	2	-	-
	(1)	(1)	-
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(11)	23	-
Reclassification adjustments for (gain) loss included in the statements of operations	-	(391)	-
	(11)	(368)	-
Total Comprehensive income	(343)	53	-

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

The table below provides details of the assets and liabilities held for distribution after elimination of intra-group balances in the consolidated statements of financial position:

January 25, 2011
ASSETS
Current assets:
Cash and cash equivalents	85
Trade accounts receivable and other	435
Inventories	1,634
Prepaid expenses and other current assets	159
Total current assets	2,313
Non-current assets:
Goodwill and intangible assets	1,379
Property, plant and equipment	3,086
Other investments	162
Deferred tax assets	68
Other assets	78
Total non-current assets	4,773
Total assets	7,086

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	63
Trade accounts payable and other	731
Short-term provisions	41
Accrued expenses and other liabilities	307
Income tax liabilities	19
Total current liabilities	1,161
Non-current liabilities:
Long-term debt, net of current portion	116
Deferred tax liabilities	364
Deferred employee benefits	185
Long-term provisions	127
Other long-term obligations	11
Total non-current liabilities	803
Total liabilities	1,964

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

NOTE 6: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2011	2012
Gross amount	6,681	5,287
Allowance for doubtful accounts	(229)	(202)
Total	6,452	5,085

The carrying amount of the trade accounts receivable and other approximates fair value. Before granting credit to any new customer, ArcelorMittal uses an internally developed credit scoring system to assess the potential customer’s credit quality and to define credit limits by customer. For all significant customers the credit terms must be approved by the credit committees of each individual segment. Limits and scoring attributed to customers are reviewed periodically. There are no customers who represent more than 5% of the total balance of trade accounts receivable.

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2011	2012
Flat Carbon Americas	541	361
Flat Carbon Europe	1,079	1,074
Long Carbon Americas and Europe	2,118	1,720
Distribution Solutions	1,878	1,390
AACIS	526	258
Mining	152	184
Other activities	158	98
Total	6,452	5,085

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2011	2012
Europe	3,727	3,088
North America	844	520
South America	913	811
Africa & Asia	618	567
Middle East	350	99
Total	6,452	5,085

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2011			2012
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	5,412	(31)	5,381	4,162	(34)	4,124
Overdue 0-30 days	659	(6)	653	651	(6)	645
Overdue 31-60 days	200	(8)	192	110	(2)	108
Overdue 61-90 days	80	(6)	74	57	(3)	54
Overdue 91-180 days	95	(13)	82	83	(7)	76
More than 180 days	235	(165)	70	224	(150)	78
Total	6,681	(229)	6,452	5,287	(202)	5,085

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others	Balance as of December 31, 2010
382	47	(122)	(38)*	269

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
269	24	(59)	(5)	229

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
229	64	(71)	(20)	202

* Includes (15) related to transfer fo doubtful accounts to assets held for sale and distribution

The Company has established a number of programs for sales of trade accounts receivable without recourse to various financial institutions referred to as True Sale of Receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2010, 2011 and 2012 was 29.5 billion, 35.3 billion and 33.9 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012 were 110, 152 and 182, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 7: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,549 and 1,452 as of December 31, 2011 and 2012, respectively, are comprised of the following:

	December 31,
	2011	2012
Finished products	7,356	6,351
Production in process	4,531	4,118
Raw materials	7,933	6,670
Manufacturing supplies, spare parts and other	1,869	1,886
Total	21,689	19,025

The amount of inventory pledged as collateral was 11 and 11 as of December 31, 2011 and 2012, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2009	Additions	Deductions/ Releases	Others*	Balance as of December 31, 2010
1,540	1,084	(1,096)	(224)	1,304

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others**	Balance as of December 31, 2011
1,304	1,398	(1,093)	(60)	1,549

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
1,549	1,225	(1,333)	11	1,452

*         Includes (141) related to the transfer of allowance for obsolescence to assets held for sale and distribution

**      Includes (2) related to the transfer of allowance for obsolescence to assets held for sale and distribution

The amount of write-down of inventories to net realizable value recognized as an expense was 1,084, 1,398 and 1,225 in 2010, 2011 and 2012, respectively, and was reduced by 1,096, 1,093 and 1,333 in 2010, 2011 and 2012, respectively, due to normal inventory consumption.

NOTE 8: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, prepaid expenses and other receivables and other, which is made up of advances to employees, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2011	2012
VAT receivables	1,709	1,409
Income tax receivable	430	379
Revaluation of derivative financial instruments	242	286
Prepaid expenses and other receivables	715	581
Other	463	493
Total	3,559	3,148

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 9: GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are summarized as follows:

	Goodwill on acquisitions	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2010	13,318	939	1,623	1,075	16,955
Acquisitions	79	51	-	105	235
Disposals	-	(10)	(1)	(158)	(169)
Foreign exchange differences	(198)	(48)	7	(9)	(248)
Transfers and other movements	(16)	156	(14)	(28)	98
At December 31, 2011	13,183	1,088	1,615	985	16,871
Acquisitions	-	49	-	23	72
Disposals	-	(13)	(2)	-	(15)
Foreign exchange differences	77	12	53	9	151
Divestments (note 3)	(97)	(18)	(12)	-	(127)
Transfers and other movements	49	28	22	-	99
At December 31, 2012	13,212	1,146	1,676	1,017	17,051

Accumulated amortization and impairment losses
At December 31, 2010	729	368	619	866	2,582
Disposals	-	(5)	(1)	-	(6)
Amortization charge	-	76	219	15	310
Foreign exchange differences	(1)	(29)	2	(16)	(44)
Transfers and other movements	(16)	44	1	(53)	(24)
At December 31, 2011	712	454	840	812	2,818
Disposals	-	(12)	(2)	-	(14)
Amortization charge	-	75	193	1	269
Impairment and reduction of goodwill	4,308	-	-	-	4,308
Foreign exchange differences	27	9	43	9	88
Divestments (note 3)	-	(9)	-	-	(9)
Transfers and other movements	1	(18)	21	6	10
At December 31, 2012	5,048	499	1,095	828	7,470

Carrying amount
At December 31, 2011	12,471	634	775	173	14,053
At December 31, 2012	8,164	647	581	189	9,581

Goodwill acquired in business combinations and acquisitions of non-controlling interests are as follows for each of the Company’s operating segments:

	Net value December 31, 2010	Reclassification to Mining[1]	Net value January 1, 2011	Foreign exchange differences and other movements	Acquisitions	Net value December 31, 2011
Flat Carbon Europe	3,022	(69)	2,953	(100)	23	2,876
Flat Carbon Americas	4,079	(755)	3,324	8	-	3,332
Long Carbon Europe	1,188	-	1,188	(35)	-	1,153
Long Carbon Americas	1,757	(33)	1,724	(38)	-	1,686
Tubular Products	79	-	79	-	-	79
AACIS	1,499	(14)	1,485	4	18	1,507
Distribution Solutions	965	-	965	(29)	-	936
Mining	-	871	871	(7)	38	902
TOTAL	12,589	-	12,589	(197)	79	12,471

	Net value December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	Net value December 31, 2012
Flat Carbon Europe	2,876	(2,493)	26	-	409
Flat Carbon Americas	3,332	-	1	-	3,333
Long Carbon Europe	1,153	(1,010)	11	-	154
Long Carbon Americas	1,686	-	(16)	-	1,670
Tubular Products	79	-	-	-	79
AACIS	1,507	-	(12)	(42)	1,453
Distribution Solutions	936	(805)	5	(55)	81
Mining	902		83	-	985
TOTAL	12,471	(4,308)	98	(97)	8,164

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1          On January 1, 2011, goodwill was reallocated among the groups of cash-generating units based on the relative fair values of the assets as a result of mining operations being presented as a separate operating and reportable segment.

Goodwill is tested at the group of cash-generating units (“GCGU”) level for impairment annually, as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amounts of the GCGUs are determined based on their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period.

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

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2011 (in %)	10.4	10.0	10.3	10.6	12.8	11.4	19.2	11.1
GCGU weighted average pre-tax discount rate used in 2012 (in %)	9.9	10.1	10.2	11.3	12.7	11.3	16.3	10.5

When estimating average selling price, the Company used a range of assumptions between $666 per tonne and $878 per tonne which in average slightly decrease over the next four years depending on the markets in which each GCGU is operating.

The total value in use calculated for all GCGUs decreased by 20% in 2012 as compared to 2011. This decrease affected particularly the European operations (Flat Carbon Europe, Long Carbon Europe and Distribution Solutions) primarily as a result of a downward revision of future cash flows in the context of a weaker macro economic and market environment in Europe and expectations that it will persist over the near and medium term.

The results of the Company’s goodwill impairment test as of October 31, 2012 for each GCGU resulted in an impairment of goodwill amounting to 4,308 with respect to European businesses and including 2,493, 1,010 and 805 for the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions operating segments, respectively. In validating the value in use determined for the cash generating units, key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate) were sensitized to test the resilience of value in use in 2012. Management believes that reasonably possible changes in key assumptions would cause an additional impairment loss to be recognized in respect of Flat Carbon Europe, Long Carbon Europe and Distribution Solutions.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate stable sales volumes in 2013 compared to 2012 (26.0 million

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

tonnes for the year ended December 31, 2012) with steady improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while the margins are expected to recover partially over the period due to an expected downward trend regarding raw material prices and expected improvements in production costs associated with variable and fixed cost reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania and also in North Africa. Management believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2013 compared to 2012 (11.7 millions tonnes for the year ended December 31, 2012) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices are expected to decrease slightly while margins are expected to recover over the period due to an expected downward trend of raw material prices and the expected improvements in production costs associated with variable and fixed costs reduction plans identified by management and optimized operational footprint through announced closures and maximization of steel production. Discount rates are kept stable over the period.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added customized steel solutions through further steel processing to meet specific customer requirements. Management believes that sales volumes, gross margins and discount rates are the key assumptions most sensitive to change. Distribution Solutions is substantially exposed to European markets, which are expected to be subject to weak macro economic conditions over the near and medium term. Furthermore, gross margins may be temporarily impacted by the fluctuation and volatility between selling prices and the cost of inventories. Discount rates may be affected by changes in countries’ specific risks. Future projections anticipate a limited recovery of sales volumes in 2014 from the sales volumes achieved in 2012 (17.7 million tonnes for the year ended December 31, 2012) with steady improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (19.1 million tonnes for the year ended December 31, 2008). Gross margins are expected to remain stable during the period. Discount rates are kept stable over the period.

During 2010, in connection with its agreement to sell the Anzherskaya mine, the Company allocated a portion of goodwill to the mine and then performed an impairment test which resulted in an impairment of goodwill of 16.

At December 31, 2011 and 2012, the Company had 14,053 and 9,581 of intangible assets, of which 12,471 and 8,164 represented goodwill, respectively. Other intangible assets were comprised primarily of exploration for and evaluation of mineral resources amounting to 107 and 156 as of December 31, 2011 and 2012, respectively. Cash outflows from investing activities related to exploration and evaluation of mineral resources were nil, 13 and 19 for the year ended December 31, 2010, 2011 and 2012, respectively.

The Company recognized a gain on sale of CO2 emission rights amounting to 93 and 220 during the year ended December 31, 2011 and 2012, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 322, 306 and 285 in the years ended December 31, 2010, 2011, and 2012, respectively.

NOTE 10: BIOLOGICAL ASSETS

The Company’s biological assets comprise growing forests (i.e. eucalyptus trees) located in the Brazilian states of Minas Gerais, Espirito Santo and Bahia, which supply charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke.

On December 31, 2012, the Company presented its biological assets on a separate line on the statement of financial position. The change in the presentation was done in accordance with IAS 41 – “Agriculture”, and the December 31, 2011, comparative amounts have been presented in accordance with IAS 1 – “Presentation of financial Statements”.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31
	2011	2012
At the beginning of the year	209	193
Additions	10	8
Disposals/Write-off	(13)	(2)
Harvests	(6)	(10)
Change in fair value	17	-
Effects of foreign currency translation	(24)	(15)
At the end of the year	193	174

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years.

The actual planted area was 63,427 hectares (“ha”) and 65,892 ha at the end of 2011 and 2012 respectively and none of the Company’s biological assets are pledged as of December 31, 2012.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth, which at the end of 2011 and 2012 was equivalent to 27.07 m3/ha and 27.46m3/ha, respectively.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for felling, chemical control of growing, pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used also considers the tax benefits.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 11: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements **	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2010	15,761	56,139	3,836	3,142	78,878
Transfer of biological assets (note 10)	(300)	-	-	-	(300)
December 31, 2010 (adjusted)	15,461	56,139	3,836	3,142	78,578
Additions	71	976	3,869	149	5,065
Acquisition through business combination	69	214	20	447	750
Foreign exchange differences	(642)	(2,620)	(180)	(56)	(3,498)
Disposals	(109)	(765)	(14)	(73)	(961)
Other movements *	55	2,131	(2,445)	617	358
At December 31, 2011 (adjusted)	14,905	56,075	5,086	4,226	80,292
Additions	91	524	3,640	99	4,354
Foreign exchange differences	344	850	25	(13)	1,206
Disposals	(91)	(853)	(12)	(7)	(963)
Divestments (note 3)	(93)	(102)	(3)	-	(198)
Other movements *	256	3,136	(3,160)	161	393
At December 31, 2012	15,412	59,630	5,576	4,466	85,084

Accumulated depreciation and impairment
At December 31, 2010	3,480	19,966	120	968	24,534
Transfer of biological assets (note 10)	(91)	-	-	-	(91)
December 31, 2010 (adjusted)	3,389	19,966	120	968	24,443
Depreciation charge for the year	536	3,656	-	174	4,366
Impairment	59	230	41	1	331
Disposals	(72)	(704)	(8)	(73)	(857)
Foreign exchange differences	(316)	(1,680)	(8)	(9)	(2,013)
Other movements *	(17)	38	(17)	(40)	(36)
At December 31, 2011 (adjusted)	3,579	21,506	128	1,021	26,234
Depreciation charge for the year	472	3,757	-	182	4,411
Impairment	144	555	28	-	727
Disposals	(44)	(770)	(7)	(7)	(828)
Foreign exchange differences	173	615	3	6	797
Divestments (note 3)	(27)	(65)	-	-	(92)
Other movements *	(20)	199	(4)	-	175
At December 31, 2012	4,277	25,797	148	1,202	31,424

Carrying amount
At December 31, 2011	11,326	34,569	4,958	3,205	54,058
At December 31, 2012	11,135	33,833	5,428	3,264	53,660

___________________________

*Other movements predominantly represent transfers from construction in progress to other categories.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

**At December 31, 2012, the Company presented its biological assets on a separate line in the statements of financial position (see note 10). 193 and 174 have been reclassified from property, plant and equipment at December 31, 2011 and 2012, respectively.

Impairment of property, plant and equipment in 2010

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

Cash-Generating Unit	Operating Segment	Impairment Recorded	2009 Pre-Tax Discount Rate	2010 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
Ugolnaya Kompaniya “Severniy Kuzbass”	Mining	166	16.8%	13.7%	183
ArcelorMittal Construction	Distribution Solutions	70	14.3%	12.2%	246
Wire Solutions	Distribution Solutions	43	13.9%	11.9%	270

Impairment of property, plant and equipment in 2011

In connection with management’s annual test for impairment of goodwill as of November 30, 2011, property, plant and equipment was also tested for impairment at that date. As of December 31, 2011, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment loss recognized in 2011 of 331 relates to the management decision to cease all future use of various idle assets. This impairment loss included an amount of 151 with respect to the extended idling of the ArcelorMittal Madrid electric arc furnace. Also, an impairment loss of 85 was recorded in connection with the closure of the primary facilities at the Liège site of ArcelorMittal Belgium. ArcelorMittal Belgium and ArcelorMittal Madrid are part of Flat Carbon Europe and Long Carbon Americas and Europe, respectively. The carrying amount of temporarily idle property, plant and equipment, at December 31, 2011 was 809 (including 369 at Flat Carbon Europe, 291 at Flat Carbon Americas and 149 at Long Carbon Americas and Europe).

Impairment of property, plant and equipment in 2012

In 2012, the Company recognized an impairment charge of property, plant and equipment amounting to 727. This charge included 505 related to management’s intention to cease all future use of various idle assets mainly in the framework of asset optimization, primarily in ArcelorMittal Atlantique et Lorraine, ArcelorMittal Belgium and ArcelorMittal Rodange & Schifflange. An amount of 130 was recorded with respect to the long term idling of the liquid phase of the Florange site of ArcelorMittal Atlantique et Lorraine in France. An impairment charge of 296 was recorded in connection with the Company’s intention to close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. Both ArcelorMittal Atlantique et Lorraine and ArcelorMittal Belgium are part of Flat Carbon Europe. An impairment charge of 61 was recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange and Schifflange in Luxembourg. ArcelorMittal Rodange and Schifflange is part of Long Carbon Americas and Europe.

In connection with management’s annual test for impairment of goodwill as of October 31, 2012, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant and equipment in the Long Carbon Europe operating segment (included in the Long Carbon Americas and Europe reportable segment) was lower than its carrying amount primarily due to weak market conditions in Spain and operational issues in North Africa. Accordingly, an impairment loss of 222 was recognized. It consisted of the following:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2011 Pre-Tax Discount Rate	2012 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
South	Long Carbon Europe	124	10.8%	10.9%	894
North Africa	Long Carbon Europe	98	14.8%	10.6%	464

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2012 was 1,216 (including 896 at Flat Carbon Americas and 320 at Flat Carbon Europe).

The carrying amount of capitalized leases was 795 and 892 as of December 31, 2011 and 2012, respectively. The 892 includes 812 related to plant, machinery and equipment, 47 to land and 33 to buildings.

The total future minimum lease payments related to financial leases are as follows:

2013	116
2014 – 2017	247
2018 and beyond	360
Total	723

The present value of the future minimum lease payments was 630 and 552 for the year ended December 31, 2011 and 2012, respectively. The 2012 calculation is based on an average discounting rate of 10.4% considering maturities from 1 to 16 years including the renewal option when intended to be exercised.

The Company has pledged 170 and 179 of property, plant and equipment, inventories and other security interests and collaterals as of December 31, 2011 and 2012, respectively, to secure banking facilities granted to the Company.

NOTE 12: INVESTMENTS, ASSOCIATES AND JOINT VENTURES

The Company had the following investments in associates and joint ventures accounted for under the equity method, at December 31, 2012:

Investee	Category	Country of incorporation**	Ownership % at December 31, 2012	Carrying value at December 31,
				2011	2012
China Oriental[1]	Associate	Bermuda	47.01%	1,475	1,503
Eregli Demir Ve Celik Fab.T.AS2	Associate	Turkey	18.70%	1,378	-
DHS GROUP	Associate	Germany	33.43%	1,149	1,275
Hunan Valin Steel Tube and Wire Co., Ltd.[3]	Associate	China	29.97%	691	561
Enovos International SA [4]	Associate	Luxembourg	0.00%	597	-
Gestamp	Associate	Spain	35.00%	506	602
Gonvarri Steel Industries*	Associate	Spain	35.00%	408	408
Kalagadi Manganese (Propriety) Ltd[5]	Associate	South Africa	50.00%	397	379
Macsteel International Holdings B.V.	Associate	Netherlands	50.00%	255	279
ArcelorMittal Gonvarri Brasil Produtos Siderurgicos	Joint Venture	Brazil	50.00%	192	173
Gallatin Steel Company	Joint Venture	United States	50.00%	168	177
Coils Lamiere Nastri (CLN) S.p.A.	Associate	Italy	35.00%	164	161
Borcelik Celik Sanayii Ticaret A.S.	Associate	Turkey	43.90%	157	150
Stalprodukt SA6	Associate	Poland	33.77%	153	181
Kiswire ArcelorMittal Ltd	Joint Venture	Korea	50.00%	152	166
I/N Kote L.P.	Joint Venture	United States	50.00%	151	140
Coal of Africa Limited[7]	Associate	Australia	15.75%	116	99
Cía. Hispano-Brasileira de Pelotizaçao	Joint Venture	Brazil	49.11%	112	98
Other				820	934
Total				9,041	7,286

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

____________

*              The carrying amount of of Gonvarri Steel Industries is based on the latest available financial statements ended on October 31, 2012.

**           The country of incorporation corresponds to the country of operation except for China Oriental, Macsteel International Holdings B.V. and Coal of Africa Limited whose country of operation is China, South Africa and South Africa, respectively.

China Oriental1

China Oriental is a Chinese integrated iron and steel conglomerate listed on the Hong Kong stock exchange with revenue of CNY 38.6 billion (6.1 billion) and workforce of approximately 13,000 in 2011. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding held by the founding shareholders, this left a free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements have been extended for additional 36 months. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment.

As of December 31, 2012, the investment had a value of 311 (399 in 2011) based on the quoted stock price of China Oriental at the Hong Stock Exchange. The public float being limited to 7%, the Company could not conclude that the security is dealt with on an active market where transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company has tested the investment for impairment and determined that the value in use was greater than the carrying amount. The value in use is based on cash flows for a period of five years, which are extrapolated for the remaining years based on an estimated constant growth rate not exceeding the average long-term growth rate for the relevant markets.

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)2

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Erdemir, the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264 and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of 134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first, second and third series, maturing on July 2, 2012, October 1, 2012 and December 14, 2012, respectively, expired unexercised.
As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in income from investments in associates and join ventures. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842. It also included a reclassification from accumulated other comprehensive income to the statements of operation of the negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”)3

                As of December 31, 2011 and 2012, the investment had a market value of 396 and 332, respectively. In August 2011, Hunan Valin, a leading steel producer in China, completed the last stage of the private placement to issue 278 million new shares to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”) at CNY 5.57 per share. Accordingly, ArcelorMittal’s shareholding decreased from 33.02% to 29.97%. On June 6, 2012, ArcelorMittal and Valin Group finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of six months and linked to the key development milestones of Valin ArcelorMittal Automotive Steel (“VAMA”). Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement.  ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the sale of shares in Hunan Valin using the Put Options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates. On February 6, 2013, the Company exercised the first put option on Hunan Valin. Its interest in the associate decreased accordingly from 30% to 25%.

Enovos International SA4

On April 4, 2012, ArcelorMittal entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of €330 million. Accordingly, the Company wrote the carrying amount of its investment down to the net proceeds from the sale for an amount of 185. It completed the disposal on July 17, 2012 with a consideration of €165 million paid on the same day and the remaining portion deferred for up to two years. Interest will accrue on the deferred portion. In addition, the accumulated foreign exchange translation difference of 5 was reclassified from other comprehensive income to the statements of operations.

Kalagadi Manganese5

In addition to the carrying amount of the investment of 379 at December 31, 2012, the Company has receivables of 39 related to project funding and payments following court decision. On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (approximately 460 million), on closing, which is subject to the arrangement of financing by the buyer. As of the date of this annual report, ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale. Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

Stalprodukt SA6

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2011 and 2012, the investment had a market value of 152 and 135, respectively.

Coal of Africa Limited (CoAL)7

As ArcelorMittal has representation in the Board of Directors and exercises significant influence, the investment is accounted for under the equity method. On November 3, 2011, Coal of Africa Limited (CoAL) announced that 130,000,000 new ordinary shares had been placed at a price of GBP 0.51 per share. ArcelorMittal South Africa contributed for 16 in this new offering in order to maintain its shareholding and not be diluted. The General Meeting held on June 22, 2012 confirmed the issue of 3,839,255 ordinary shares for no consideration to Directors. On July 19, 2012, CoAL announced the issue of 19,148,408 fully paid ordinary shares pursuant a subscription agreement between the Company and Investec Bank Limited. On August 7, 2012, CoAL advised the issue of 80,570,166 fully paid shares; ArcelorMittal subscribed to 8,641,214 shares. On September 11, 2012, the Company announced the issue of 34,908,632 fully paid shares; ArcelorMittal subscribed to 11,980,000 shares. The shareholding of ArcelorMittal decreased from 15.93% to 15.75% during the year.

Summarized financial information, in the aggregate, for associates, jointly controlled entities are as follows:

	December 31,
	2010	2011	2012
Condensed statements of operations
Revenue	43,688	54,754	44,400
Net income	1,535	1,712	110
Condensed statements of financial position
Total assets	53,436	55,449	44,436
Total liabilities	31,401	31,723	27,525

The Company also has interests in jointly controlled operations using proportional consolidation for which the amounts recorded in the Company’s consolidated statements are as follows:

	December 31,
	2010	2011	2012
Consolidated statements of operations
Expenses	(212)	(297)	(282)
Condensed statements of financial position
Current assets	56	49	57
Long term assets	185	180	168
Current liabilities	43	44	47
Long term liabilities	73	61	80

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company assessed the recoverability of its investments accounted for using the equity method. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on this analysis, the Company concluded that, except for Enovos as explained here above, no impairment was required.

There are no contingent liabilities related to associates and joint ventures for which the Company is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 23 for disclosure of commitments related to associates and joint ventures.

NOTE 13: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2011	2012
Available-for-sale securities (at fair value)	16	806
Investments accounted for at cost	210	214
Total	226	1,020

The change in fair value of available-for-sale securities for the period was recorded directly in equity as an unrealized gain or loss, net of income tax and non-controlling interests, of 1, (14) and (95) for the years ended December 31, 2010, 2011, and 2012, respectively.

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% to 18.7% in the associate Erdemir (see note 12). As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. As of December 31, 2012, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 795.

Dividend income from other investments amounted to 23 and 40 for the year ended December 31, 2011 and 2012, respectively.

NOTE 14: OTHER ASSETS

Other assets consisted of the following:

		December 31,
		2011	2012
	Long-term VAT receivables	497	475
	Collateral related to the put agreement on China Oriental [1]	380	381
	Cash guarantees and deposits	254	244
	Assets in pension funds	326	717
	Call options on ArcelorMittal shares and mandatory convertible bonds [2]	291	37
	Revaluation of derivative financial instruments	79	17
	Income tax receivable	224	109
	Financial amounts receivable	194	136
	Receivable from divestments[3]	-	218
	Other	378	594
	Total	2,623	2,928

1

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. On March 25, 2011, the agreement has been extended to April 30, 2014.

2

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The Company also holds a call option on the mandatory convertible bonds (see note 17). The options are marked to market based on the binomial model.

3	The amount corresponds to the second installment to be received with respect to the sale of Enovos.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 15: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

			Year ended December 31,			December 31,
			Sales			Trade accounts receivable
	Transactions	Category	2010	2011	2012	2011	2012
	Gonvarri Group	Associate	1,081	1,622	1,520	120	114
	Macsteel Group	Associate	931	845	709	22	11
	I/N Kote L.P.	Associate	398	421	455	13	-
	Bamesa Group	Associate	351	408	410	54	39
	CLN Group	Associate	444	476	355	32	33
	Borcelik Celik Sanayii Ticaret A.S.	Associate	383	345	300	32	22
	Stalprodukt SA	Associate	-	-	225	-	43
	Gestamp Group	Associate	186	261	215	23	16
	WDI Group	Associate	131	216	209	9	4
	Aperam	Other	-	177	139	29	19
	Uttam Galva Steels Limited	Associate	-	91	92	25	-
	Stalprofil S.A.	Associate	77	92	76	9	8
	ArcelorMittal BE Group SSC AB	Associate	57	73	65	6	3
	DHS Group	Associate	265	264	62	13	7
	Steel Mart India Private Limited	Other	67	83	39	9	5
	Polski Koks S.A.[1]	Other	304	107	-	-	-
	Other		198	394	310	61	61
	Transactions with related parties attributable to continuing operations		4,873	5,875	5,181	457	385
1	The Shareholding in Polski Koks was sold in June 2011

Goods and services are sold on terms that would be available to third parties.

Transactions with related parties also include long term advances paid to Paul Wurth for 84.

Purchase and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade accounts payable
	Transactions	Category	2010	2011	2012	2011	2012
	Empire Iron Mining Partnership	Associate	253	444	246	-	-
	Borcelik Celik Sanayii Ticaret A.S.	Associate	300	379	202	42	32
	I/N Tek L.P.	Associate	150	154	163	4	13
	Aperam	Other	-	179	150	20	17
	Gonvarri Group	Associate	143	167	148	11	11
	Exeltium	Joint Venture	53	104	113	-	17
	Consorcio Minero Benito Juarez Pena Colorada, S.A. de C.V.	Associate	82	101	111	22	23
	Uttam Galva Steels Limited	Associate	14	58	100	2	5
	CFL Cargo S.A.	Associate	41	62	64	9	13
	Baycoat L.P.	Associate	99	53	48	3	3
	DHS Group	Associate	57	77	43	7	7
	Kiswire ArcelorMittal Ltd	Associate	30	60	42	15	10
	Cia Hispano Brasileira de Pelotizaçao SA	Associate	109	194	42	22	-
	Enovos International SA4	Other	54	75	42	19	-
	ATIC[1]	Other	186	215	-	-	-
	Macarthur Coal Ltd [2]	Other	186	149	-	-	-
	Polski Koks S.A. [3]	Other	434	143	-	-	-
	Other		257	283	292	81	44
	Transactions with related parties attributable to continuing operations		2,448	2,897	1,806	257	195
	Transactions with related parties attributable to discontinued operations		3	-	-	-	-

1	ATIC was acquired on December 5, 2011.
2	The shareholding in Macarthur Coal Ltd was sold in December 2011.
3	The shareholding in Polski Koks S.A. was sold in June 2011.
4	The shareholding in Enovos was sold in July 2012 (see note 12). Purchases include purchase transactions until July 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As a result of the termination of the cash pooling arrangement with Aperam on February 16, 2012, Aperam transferred the outstanding balance to its own bank accounts during the first quarter of 2012.

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 27 for disclosure of transactions with key management personnel.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 16: SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2011	2012
Short-term bank loans and other credit facilities including commercial paper *	1,531	723
Current portion of long-term debt	1,130	3,516
Lease obligations	123	100
Total	2,784	4,339
* The weighted average interest rate on short term borrowings outstanding were 3.8% and 5.0% as of December 31, 2011 and 2012, respectively.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1,000 (1,319). As of December 31, 2012, the outstanding amount was 118.

Long-term debt is comprised of the following as of December 31:

		Year of maturity	Type of Interest	Interest rate[1]	2011	2012
	Corporate
	4.0 billion Revolving Credit Facility	2015	Floating		-	-
	6.0 billion Revolving Credit Facility	2016	Floating		1,747	-
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,934	1,976
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,500	1,205
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,376	1,505
	800 Convertible Senior Notes	2014	Fixed	5.00%	689	732
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	129	132
	€0.5 billion Unsecured Bonds	2014	Fixed	4.63%	647	660
	750 Unsecured Notes	2015	Fixed	9.50%	743	745
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	991	993
	500 Unsecured Notes	2015	Fixed	4.25%	-	498
	500 Unsecured Notes	2016	Fixed	4.25%	497	497
	€1.0 billion Unsecured Bonds	2016	Fixed	9.38%	1,283	1,312
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,282	1,309
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	-	1,392
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5 billion Unsecured Notes	2018	Fixed	4.50%	-	655
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,463	1,466
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	982	984
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,484	1,486
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	-	1,088
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,464	1,464
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2013-2016	Fixed	3.75%-7.45%	668	448
	EBRD loans	2013-2015	Floating	1.43%-1.44%	118	58
	EIB loan	2016	Floating	1.41%	323	330
	ICO loan	2017	Floating	2.72%	91	83
	Other loans	2013-2035	Floating	0.71%-4.31%	954	249
	Total Corporate				22,848	23,750

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	500
	Other loans	2013-2020	Fixed/Floating	2.5% - 15.08%	759	561
	Total Americas				1,259	1,061

	Europe, Asia & Africa
	Other loans	2013-2022	Fixed/Floating	0.0%-16.00%	151	218
	Total Europe, Asia & Africa				151	218

	Total				24,258	25,029
	Less current portion of long-term debt				(1,130)	(3,516)
	Total long-term debt (excluding lease obligations)				23,128	21,513
	Long-term lease obligations[2]				506	452
	Total long-term debt, net of current portion				23,634	21,965

1	Rates applicable to balances outstanding at December 31, 2012.
2	Net of current portion of 123 and 100 in 2011 and 2012, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

300 Bilateral Credit Facility

On June 30, 2010, ArcelorMittal entered into a bilateral three-year revolving credit facility of 300. On July 12, 2010, ArcelorMittal entered into an additional bilateral three-year revolving credit facility of 300, which was retroactively effective as of June 30, 2010. Each of these facilities was to be used for general corporate purposes and was originally scheduled to mature in 2013. As of December 31, 2011 one facility was cancelled and as of December 31, 2012, both facilities were cancelled.

4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion three-year Revolving Credit Facility for general corporate purposes. On September 30, 2011, the original maturity of the $4 billion Revolving Credit Facility was extended from May 6, 2013 to May 6, 2015. As of December 31, 2012, the facility remains fully available.

6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a $6 billion Revolving Credit Facility, which may be utilized for general corporate purposes and which matures on March 18, 2016. As of December 31, 2012,  the facility remains fully available.

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

As of December 31, 2011 and 2012, the fair value of the embedded derivative for the €1.25 billion Convertible Bonds was 180 and 25, respectively. The change in fair value of 698 (661 including foreign exchange effect) and  156 (155 including foreign exchange effect)  related to the Convertible Bonds was a non-cash activity and was recognized in the consolidated statements of operations for the years ended December 31, 2011 and 2012 as  financing costs, respectively. Assumptions used in the fair value determination as of December 31, 2011 and 2012 were as follows:

	€1.25 billion Convertible Bonds
	December 31,
	2011	2012
Spot value of shares	€ 14.13	€ 12.94
Quote of convertible bonds	€ 23.36	€ 22.17
Credit spread (basis points)	476	189
Dividend per quarter	€ 0.14	€ 0.14

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 17 and 18). Assumptions used in fair value of the euro denominated call option were similar to the ones used above for the embedded derivative.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary an unsecured and unsubordinated 750 mandatory convertible bonds into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and were not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010, which date was later amended to April 20, 2011, until ten business days before the maturity date. This call option is recognized at fair value and the Company recognized in 2012 a loss of 99 (gain of 42 in 2011) for the change in fair value in the consolidated statements of operations. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to shares of Erdemir and Macarthur, both of which were publicly-listed companies in which such subsidiaries hold a minority stake. The subsidiary may also, in agreement with Crédit Agricole, invest in other financial instruments. These bonds bear a floating interest rate based on three months Libor plus a margin payable on each February 25, May 25, August 25 and November 25. The Company determined the bonds met the definition of a compound financial instrument in accordance with IFRS. As such, the Company determined the fair value of the financial liability component of the bonds was 55 on the date of issuance.

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

On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including a financial liability of 48.

As of December 31, 2012, 48 is included in long-term debt and carried at amortized cost. As of December 31, 2011, 52 was included in long-term debt. The financial liability component is included in other loans with floating rates in the above table. The value of the equity component of 951 (934 net of tax and fees at December 31, 2011 ) was determined based upon the difference of the total nominal amount of mandatory convertible bonds of 1,000 and the fair value of the financial liability component on December 18, 2012 and is included in equity as non-controlling interests.

Bonds

The following table describes the maturity and interest rates of various Notes and Bonds. The margin under certain of ArcelorMittal’s outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due, among other things, to the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August (first downgrade), November and December 2012 (second downgrade), respectively. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, as described in the table below:

	Nominal value	Date of issuance	Repayment date	Initial interest rate (per annum)	Interest rate (post 1st downgrade)	Interest rate (post 2nd downgrade)	Issued at
	€1.5 billion Unsecured Bonds	June 3, 2009	June 3, 2013	8.25%	8.25%(3)	8.25%(3)	99.59%
	1.2 billion Unsecured Notes(4)	May 27, 2008	June 1, 2013	5.38%	5.38%(2)	5.38%(2)	99.72%
	€0.1 billion Unsecured Bonds	July 15, 2004	July 15, 2014	5.50%	5.50%(2)	5.50%(2)	101.97%
	€0.5 billion Unsecured Bonds	November 7, 2004	November 7, 2014	4.63%	4.63%(2)	4.63%(2)	99.20%
	750 Unsecured Notes	May 20, 2009	February 15, 2015	9.00%	9.25%	9.50%	98.93%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2015	3.75%	4.00%	4.25%	99.12%
	500 Unsecured Notes	February 28, 2012	February 25, 2015	3.75%	4.00%	4.25%	99.79%
	500 Unsecured Notes	March 7, 2011	March 1, 2016	3.75%	4.00%	4.25%	99.57%
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	9.38%	9.38%(5)	9.38%(5)	99.38%
	€1.0 billion Unsecured Bonds(1)	November 18, 2010	November 17, 2017	4.63%	5.88%	5.88%	100%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	4.50%	4.75%	5.00%	99.69%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%	6.13%(2)	6.13%(2)	99.57%
	€0.5 billion Unsecured Notes(1)	March 29, 2012	March 29, 2018	4.50%	4.50%(6)	4.50%(6)	99.71%
	1.5 billion Unsecured Notes	May 20,2009	June 1, 2019	9.85%	10.10%	10.35%	97.52%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	5.25%	5.50%	5.75%	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	5.50%	5.75%	6.00%	99.36%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	6.25%	6.50%	6.75%	98.28%
	1 billion Unsecured Bonds	October 1, 2009	October 15, 2039	7.00%	7.25%	7.50%	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	7.00%	7.25%	7.50%	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	6.75%	7.00%	7.25%	99.18%

(1)	Issued under the €3 billion Euro Medium Term Notes Programme
(2)	No impact on interest rate following downgrades in 2012
(3)	No impact from downgrade since notes maturity date is same as effective date of new interest rate
(4)

On March 2, 2012, the Company purchased 298 principal amount (314 including other financial charges and accrued interests). The remaining outstanding principal amount of notes is 1.2 billion as of December 31, 2012.

(5)	Interest rate following downgrades in 2012 is 10.63%, effective from June 3, 2013. No impact in 2012.
(6)	Interest rate following downgrades in 2012 is 5.75%, effective from March 29, 2013. No impact in 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company entered into five separate agreements with the EBRD for on-lending to the following subsidiaries on the following dates: ArcelorMittal Galati on November 18, 2002, ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007, ArcelorMittal Skopje and ArcelorMittal Zenica on November 10, 2005. The last installment under these agreements is due in January 2015. The total outstanding amount as of December 31, 2011 and 2012 was 118 and 58, respectively. The agreement related to ArcelorMittal Galati was fully repaid on November 23, 2009. The agreements related to ArcelorMittal Skopje and Arcelormittal Zenica were fully repaid on October 9, 2012.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2011 and 2012 was 323 (€250 million) and 330 (€250 million) respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2011 and 2012 was 91 (€70 million) and 83 (€63 million) respectively.

Other loans

On July 24, 2007, ArcelorMittal Finance a wholly-owned subsidiary, together with another subsidiary, signed a five year €500 million term loan due 2012. As of  December 31, 2012 this loan was fully repaid .

Americas

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in 2014. The debt securities bear interest at a rate of 6.5% per annum. On July 22, 2005, ArcelorMittal USA repurchased 100 of Unsecured Notes leaving an outstanding balance of 500. These Notes are fully and unconditionally guaranteed on a joint and several basis by certain 100% owned subsidiaries of ArcelorMittal USA and by ArcelorMittal.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brasil with different counterparties.

In 2008, the acquisition of Industrias Unicon included the assumption of a 232 principal amount of loan maturing between 2009 and 2012 of which approximately 17% bear fixed rates of interest and 83% bear floating rates of interest. As of December 31, 2012 these loans were fully repaid.

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

The Company’s principal credit facilities (4.0 billion Revolving Credit Facility, 6.0 billion Revolving Credit Facility) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a 3.5 ratio.

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

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2012.

As of December 31, 2012 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2013	4,339
2014	3,879
2015	2,573
2016	2,507
2017	2,886
Subsequent years	10,120
Total	26,304

The Company monitors its net debt in order to manages its capital. The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2012
	Total USD	EUR	USD	BRL	PLN	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	4,339	2,437	1,497	120	-	7	278
Long-term debt	21,965	6,365	14,996	356	1	19	228
Cash including restricted cash	(4,536)	(2,342)	(1,066)	(327)	(17)	(16)	(768)
Net debt	21,768	6,460	15,427	149	(16)	10	(262)

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

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2011		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	20,731	21,675	24,096	25,853
Instruments payable bearing interest at variable rates	4,156	3,743	1,485	1,629

The Company’s short and long –term debt consists of debt instruments which bear interest at fixed rates and variable rates tied to market indicators. The fair value of fixed rate debt is based on estimated future cash flows, which are discounted using current market rates for debt with similar remaining maturities and credit spreads.

NOTE 17: FINANCIAL INSTRUMENTS

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

Other current assets of  242 and 286 and non-current assets of  370 and 54 correspond to derivative instruments as of December 31, 2011 and 2012, respectively, which are classified as “Financial assets at fair value through profit or loss”. Other investments are classified as “Available-for-sale” with gains or losses arising from changes in fair value recognized in equity. Other assets including call options are classified as “Financial assets at fair value through profit or loss”.

Except for derivative financial instruments, amounting to 308 and 333 as of December 31, 2011 and 2012, respectively, and for the fair value of the conversion option of the euro convertible bonds which are classified as “Financial liabilities at fair value through profit or loss”, financial liabilities are classified as “Financial liabilities measured at amortized cost”.

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

Level 2:  Significant inputs other than within Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices);

Level 3: Inputs for the assets or liabilities that are not based on observable market data and require management assumptions or inputs from unobservable markets.

As of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	16	-	-	16
Derivative financial current assets	-	242	-	242
Derivative financial non current assets	-	79	291	370
Total assets at fair value	16	321	291	628

Liabilities at fair value
Derivative financial liabilities	-	308	180	488
Total liabilities at fair value	-	308	180	488

As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	807	-	-	807
Derivative financial current assets	-	286	-	286
Derivative financial non current assets	-	17	37	54
Total assets at fair value	807	303	37	1,147

Liabilities at fair value
Derivative financial liabilities	-	333	25	358
Total liabilities at fair value	-	333	25	358

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in the available-for-sale financial assets is related to the Erdemir shares (see note 12).

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

Derivative financial liability classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on our own shares and the call option on the 1,000 mandatory convertible bonds (see note 16). The fair value is derived through the use of a binominal model.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the year ended December 31, 2011 and 2012, respectively:

	€1.25 billion convertible bond	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2010	(841)	841	69	69
Change in fair value	698	(698)	42	42
Foreign exchange	(37)	37	-	-
Balance as of December 31, 2011	(180)	180	111	111
Change in fair value	156	(156)	(99)	(99)
Foreign exchange	(1)	1	-	-
Balance as of December 31, 2012	(25)	25	12	12

_____________

1                      Please refer to note 16 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds and the call option on the mandatory convertible bonds from 750 to 1,000. On

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014. The fair value of these call options was 12 as of December 31, 2012 and the change in fair value recorded in the statements of operations as financing costs was 99. These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of 142.1 and volatility of 8.19%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928) including transaction costs. The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 25 as of December 31, 2012 and the change in fair value recorded in the statements of operations was (156). These call options are classified into Level 3.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the International Swaps and Derivatives Association agreements which allow netting in case of counter-party default).

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2011 is as follows:

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

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2012 is as follows:

	Assets						Liabilities
	Notional Amount		Fair Value		Average Rate*		Notional Amount		Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	517		13		4.55%		50		(2)	1.17%
Other interest rate instruments	-		-				16		(1)
Total interest rate instruments			13						(3)

Foreign exchange rate instruments
Forward purchase of contracts	524		21				1,056		(23)
Forward sale of contracts	1,126		18				1,465		(21)
Currency Swaps purchases	287	-	-	-		-	357	-	(42)
Exchange option purchases	786		3				3,627		(221)
Exchange options sales	4,281		228				132		-
Total foreign exchange rate instruments			270						(307)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	230		15				136		(8)
Term contracts purchases	92		5				167		(15)
Total raw materials (base metal), freight, energy, emission rights			20						(23)
Total			303						(333)

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

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 16) and other items denominated in currencies other than the U.S. dollars, for inclusion in the consolidated financial statements.

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk incurred on certain monetary assets denominated in a foreign currency other than the functional currency.

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries. The Company actively manages its liquidity. Following the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed/floating ratios, maturity profile and currency mix.

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2011 (Restated*)
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,117)	(2,876)	(210)	(170)	(2,496)	-
Other bonds	(18,137)	(28,713)	(1,436)	(4,705)	(7,969)	(14,603)
Loans over 100	(3,703)	(4,025)	(1,529)	(93)	(2,349)	(54)
Trade and other payables	(12,836)	(12,863)	(12,863)	-	-	-
Other non-derivative financial liabilities	(2,461)	(2,854)	(1,242)	(464)	(759)	(389)
Total	(39,254)	(51,331)	(17,280)	(5,432)	(13,573)	(15,046)

Derivative financial liabilities
Interest rate instruments	(6)	(6)	(4)	-	(2)	-
Foreign exchange contracts	(215)	(215)	(134)	(68)	(13)	-
Other commodities contracts	(87)	(87)	(83)	(4)	-	-
Total	(308)	(308)	(221)	(72)	(15)	-

* Subsequent to the issuance of the 2011 financial statements, the Company determined that certain amounts included within the financial liabilities contractual cash flows table did not represent actual cash obligations. Within the line item “Convertible Bonds”, 1 billion was included as a contractual cash flow related to the Company’s mandatory convertible bond issued in 2009.  As described in Note 16, the Company has a call option to call the mandatory convertible bonds prior to their maturity; however, there is no contractual obligation to do so. Additionally, the Company had previously reported financial guarantees within this table in a total amount of 3,111.  This amount represented guarantees issued to third parties, generally by the parent company on behalf of subsidiaries, to guarantee future purchases or payments related to operating leases.  These financial guarantees, which are also disclosed in Note 23, are not recognized on the balance sheet because the Company does not believe it is probable that it will deliver payment under the guarantees.

	December 31, 2012
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,285)	(2,736)	(196)	(2,540)	-	-
Other bonds	(21,134)	(32,137)	(4,608)	(2,494)	(9,866)	(15,169)
Loans over 100	(1,251)	(1,510)	(340)	(104)	(766)	(300)
Trade and other payables	(11,418)	(11,430)	(11,430)	-	-	-
Other non-derivative financial liabilities	(1,634)	(2,020)	(967)	(374)	(526)	(153)
Total	(37,722)	(49,833)	(17,541)	(5,512)	(11,158)	(15,622)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	-	(1)	(2)	-
Foreign exchange contracts	(307)	(307)	(292)	(15)	-	-
Other commodities contracts	(23)	(23)	(16)	(6)	(1)	-
Total	(333)	(333)	(308)	(22)	(3)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following table presents the periods in which cash flows hedges are expected to mature:

	December 31, 2011
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	165	147	18	-	-	-
Commodities	(14)	(9)	(2)	(1)	(2)	-
Emission rights	(16)	-	-	(16)	-	-
Total	135	138	16	(17)	(2)	-

	December 31, 2012
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(20)	(15)	(5)	-	-	-
Commodities	1	1	-	-	-	-
Total	(19)	(14)	(5)	-	-	-

Associated gain or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2011
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	266	75	54	66	53	18
Commodities	(14)	(6)	(4)	(2)	(2)	-
Emission rights	(38)	-	-	(38)	-	-
Total	214	69	50	26	51	18

	December 31, 2012
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	38	6	(3)	17	18	-
Commodities	1	1	-	-	-	-
Total	39	7	(3)	17	18	-

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2011, €431 million (600) was recycled to cost of sales related to the sale of inventory in 2011 and changes in the estimated future raw material purchases expected to occur. As of December 31, 2011 the effective portion deferred in equity was €507 million (656), excluding deferred tax expense of €146 million (189). During 2012, €439 million (566) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

foreign currency fluctuations, the deferred gain was €68 million (90), excluding deferred tax expense of €26 million (35), as of December 31, 2012 and is expected to be recycled to the consolidated statements of operations during 2013.

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million (62), including deferred tax expense of €13 million (17). The effective portion represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain is expected to be recycled to the statements of operations between 2012 and 2014. During 2012, €15 million (19) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of foreign currency fluctuations, the deferred gain was €33 million (44), excluding deferred tax expense of €10 million (13), as of December 31, 2012

Raw materials, freight, energy risks and emission rights

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

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2011	2012
Base metals	(13)	5
Freight	-	(6)
Energy (oil, gas, electricity)	(7)	(2)
Emission rights	(10)	-
Total	(30)	(3)

Derivative asset associated with raw material, energy, freight and emission rights	57	20
Derivative liabilities associated with raw material, energy, freight and emission rights	(87)	(23)
Total	(30)	(3)

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

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2011 and  2012, the Company had a net notional position of  7 with a net fair value of (10) and a net notional position of 0 with a net fair value of  0, respectively.

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

Sensitivity analysis

Foreign currency sensitivity

The following table details the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the other currencies, mainly euro,  for which the Company estimates to be a reasonably possible exposure. The sensitivity analysis includes only foreign currency derivatives on USD against another currency. A positive number indicates an increase in profit or loss and other equity where a negative number indicates a decrease in profit or loss and other equity.

	December 31, 2012
	Income	Other Equity
10% strengthening in U.S. dollar	(60)	89
10% weakening in U.S. dollar	(7)	(97)

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

	December 31, 2012
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	26	-
100 bp decrease	(26)	-

1               Please refer to note 16 for a description of total net debt (including fixed and floating portion)

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

	December 31, 2012
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	1	9
Freights	-	-
Emission rights	-	-
Energy	4	-
-10% in prices
Base Metals	(1)	(9)
Freights	-	-
Emission rights	-	-
Energy	(4)	-

NOTE 18: EQUITY

Authorized shares

At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years,  the total authorized share capital was €7.7 billion represented by 1,773 million shares without nominal value.

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

Treasury shares and call options on ArcelorMittal shares

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The call options were acquired in order to hedge the Company’s obligations arising from the potential conversion of the 7.25% convertible bonds for ArcelorMittal shares due April 1, 2014. In connection with this

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

transaction, the Company sold 26.48 million treasury shares through an over-the-counter block trade for a price of €26.42 ($35.50) per share on December 14, 2010 (see note 17).

On December 18, 2010, ArcelorMittal acquired USD denominated call options on 26,533,997 of its own shares with a strike price of $30.15 per share in order to hedge its obligations arising from the potential conversion of the 5% USD denominated convertible bonds into ArcelorMittal shares due May 15, 2014. These call options were accounted for as an equity instrument as they can be settled only through physical delivery of the treasury shares. The premium paid with respect to these call options was 435 (309 net of tax) and was recorded as a decrease to equity. In connection with this transaction, the Company also entered into an agreement on December 18, 2010 to sell 11.5 million treasury shares through an over-the-counter block trade for a price of $37.87 per share, for settlement on December 30, 2010.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment may be deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
Net income (loss) attributable to equity holders of the parent	2,916	2,263	(3,726)
Interest assumed on the coupon for subordinated perpetual capital securities	-	-	(15)
Net income (loss) considered for the purposes of basic earnings per share	2,916	2,263	(3,741)
Interest, foreign exchange and fair value of the embedded derivatives assumed for the Convertible Bonds issued in 2009	(170)	(347)	-
Net income (loss) considered for the purposes of diluted earnings per share	2,746	1,916	(3,741)

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,512	1,549	1,549
Incremental shares from assumed conversion of stock options, restricted share units and performance share units (in millions)	-	-	1
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	88	62	-
Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,600	1,611	1,550

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 17 million, 22 million and 23 million potential common shares from stock options outstanding for the years ended December 31, 2010, 2011 and 2012, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 88 million potential common shares from the Convertible Bonds described in note 16 for the year ended December 31, 2012 because the potential common shares are anti-dilutive.

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

•       In connection with ArcelorMittal’s Employee Share Purchase Plan 2009 (ESPP 2009) and Employee Share Purchase Plan 2010 (ESPP 2010), a total of respectively 392,282 and 164,171 ArcelorMittal shares were subscribed by participating ArcelorMittal employees, out of a total of 2,500,000 shares available for subscription under each ESPP, with a maximum of up to 200 shares per employee. All shares allocated to employees under the ESPP 2009 and ESPP 2010 were treasury shares. Due to the low subscription levels in previous years and the complexity and high cost of setting up an ESPP, management decided not to propose the launch of an ESPP in 2011 and in 2012 for approvals to the annual general shareholders' meetings on May 10, 2011 and May 8, 2012, respectively.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s statutory accounts (“ArcelorMittal SA”) which are prepared in accordance with IFRS since December 31, 2012. Before that date, the statutory accounts of ArcelorMittal SA were based on generally accepted accounting principles in accordance with the laws and regulations in force in the Grand-Duchy of Luxembourg. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

On May 10, 2010 the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2011 ($0.1875 per quarter). The quarterly dividend was paid on March 14, 2011 (interim dividend), June 14, 2011, September 12, 2011 and December 12, 2011.

On May 8, 2012, the Board of Directors recommended to maintain the Company’s dividend at $0.75 per share for the full year of 2012 ($0.1875 per quarter). The quarterly dividend was paid on March 13, 2012 (interim dividend), June 14, 2012, September 10, 2012 and December 10, 2012.

On October 30, 2012, the Board of Directors recommended to reduce the annual dividend payment from $0.75 per share in 2012 to $0.20 per share for the full year of 2013.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the Share Unit Plan described after, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan called the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase common shares to senior management of ArcelorMittal and its associates for up to 100,000,000 shares of common shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s Appointments, Remuneration and Corporate Governance Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total, upon the death, disability or retirement of the participant.

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

Date of grant	Initial exercise prices (per option)	New exercise prices (per option)
August 2008	82.57	78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	39.75	37.76
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

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

No options were granted during the years ended December 31, 2011 and 2012.

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

Year of grant
2010
Exercise price	$ 30.66
Dividend yield	2.02%
Expected annualized volatility	50%
Discount rate-bond equivalent yield	3.21%
Weighted average share price	$ 30.66
Expected life in years	5.75
Fair value per option	17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 133, 73 and 25 for each of the years ended December 31, 2010, 2011, and 2012, respectively. At the date of the spin-off of Aperam, the fair values of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of 11 has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2010, 2011, and 2012:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2009	24,047,380	$2.26 – 82.57	$55.22
Granted	5,864,300	32.27	32.27
Exercised	(371,200)	2.26 – 33.76	21.27
Forfeited	(223,075)	28.75 – 82.57	53.42
Expired	(644,431)	2.26 – 82.57	49.55
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85

Exercisable, December 31, 2010	16,943,555	2.26 – 82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2012:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,598,050	5.60	5,598,050	August 5, 2018
70.81	13,000	4.95	13,000	December 11, 2017
61.09	4,026,437	4.59	4,026,437	August 2, 2017
37.76	1,262,894	0.50	1,262,894	June 30, 2013
36.38	5,443,200	6.60	5,443,200	August 4, 2019
32.07	1,889,836	3.67	1,889,836	September 1, 2016
30.66	5,511,836	7.60	3,773,525	August 3, 2020
27.31	1,152,481	2.65	1,152,481	August 23, 2015
22.56	32,000	5.96	32,000	December 15, 2018
21.14	20,585	5.87	20,585	November 10, 2018
$21.14 – 78.44	24,950,319	5.56	23,212,008

Share Unit Plan

The May 8, 2012 annual general meeting of shareholders authorized the Board of Directors to issue, during the period between the 2012 and the 2013 annual general meetings, Restricted Stock Units (each, a “RSU”) and Performance Share Units (each, a “PSU”) to key employees of ArcelorMittal in the amount of up to 2.5 million RSUs corresponding to up to 2.5 million of ArcelorMittal shares under the RSU Plan and up to 1 million PSUs corresponding to up to 2 million of the Company’s shares under the PSU Plan. This envelope is of the same size as the envelope approved by the annual general meeting of shareholders held in May 2011. The granted shares can be newly issued shares or treasury shares.

The Restricted Share Unit Plan (“RSU Plan”) and the Performance Share Unit Plan (“PSU Plan”) first approved by the annual general meeting of shareholders held in May 2011 are designed to enhance the long-term performance of the Company and to retain key employees. The two Plans complete ArcelorMittal’s existing program of annual performance-related bonuses, the reward system for short-term performance and achievements.

The RSU and the PSU are subject to “cliff vesting” after three years contingent upon the continued active employment of the employee with the ArcelorMittal group. The RSU Plan is targeted at the 500 to 700 most senior managers across the ArcelorMittal group.

The main objective of the RSU Plan is to provide a retention incentive to the eligible employees. As such, it replaces the stock options granted under the Long Term Incentive Plan in place until 2010 included. Performance criteria are inherent in both the RSU and the PSU due to the link to the Company’s share price. The main objective of the PSU Plan is to be an effective performance-enhancing scheme based on the achievement of the Company’s strategy. Both Plans are intended to promote the alignment of interests between the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company.

The allocation of RSUs and PSUs to eligible employees under the RSU Plan and the PSU Plan is reviewed by the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors, comprised of four independent directors, which makes a proposal and recommendation to the full Board of Directors.

Awards under the PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of grant. The employees eligible to participate in the PSU Plan are a sub-set of the group of employees eligible to participate in the RSU Plan and they will receive part of their grant in RSUs and part in PSUs.

The Board of Directors may adopt any necessary rules to implement the RSU Plan, including administrative measures and conditions for specific situations that the Board of Directors may consider appropriate, and decide and implement any increase in the 2012 RSU Cap by the additional number necessary to preserve the rights of the holders of RSUs in the event of a transaction impacting the Company’s share capital.

The 2012 RSU Cap and the 2012 PSU Cap together represent a maximum of 4,500,000 (four million five hundred thousand) shares, representing less than 0.29% of the Company’s current issued share capital on a diluted basis.

In September 2011, a total of 1,303,515 shares under the RSU Plan were granted to a total of 772 employees. In March 2012, a total of 267,165 shares under the PSU Plan were granted to a total of 118 employees.

The fair value for the shares allocated to the beneficiaries is recorded as en expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expenses recognized for the restricted share units were 2 and 6 for the years ended December 31, 2011 and December 31, 2012. The compensation expense recognized for the performance stock units was 1 for the year ended December 31, 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Share unit plan activity is summarized below as of and for each year ended December 31, 2011 and 2012:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2010	–	–	–	–
Granted	1,303,515	$14.45	–	–
Outstanding, December 31, 2011	1,303,515	14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2012:

Shares units outstanding
Fair value per share	Number of shares	Shares unit vested but not exited	Maturity
$14.45	1,242,753	3,076	September 29, 2014
16.87	262,665	-	March 30, 2015
$14.45 – 16.87	1,505,418	3,076

NOTE 19: FINANCING COSTS

Financing costs recognized in the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Recognized in the statements of operations
Interest expense	(1,578)	(1,945)	(2,031)
Interest income	133	123	157
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	427	42	(99)
Net gain (loss) on other derivative instruments	43	(10)	4
Accretion of defined benefit obligations and other long term liabilities	(481)	(514)	(516)
Net foreign exchange result and others[1]	(744)	(534)	(252)
Total	(2,200)	(2,838)	(2,737)

Recognized in equity (Company share)[2]
Net change in fair value of available-for-sale financial assets	1	(14)	(937)
Effective portion of changes in fair value of cash flow hedge	(585)	(133)	(449)
Foreign currency translation differences for foreign operations	(1,726)	(2,796)	636
Total	(2,310)	(2,943)	(750)

1         Net foreign exchange result and others is mainly related to net foreign exchange effects on financial assets and liabilities, expenses related to True Sale of Receivables (“TSR”) programs and bank fees.

2     Includes amounts related to discontinued operations for the year ended December 31, 2010 (see note 5).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 20: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2010, 2011 and 2012, respectively, are summarized as follows:

	Year ended December 31,
	2010	2011	2012
Total current tax expense	821	1,018	502
Total deferred tax expense (benefit)	(2,300)	(136)	(2,427)
Total income tax expense (benefit)	(1,479)	882	(1,925)

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2010	2011	2012
Net income (loss) (including non-controlling interests)	3,005	2,259	(3,844)
Discontinued operations	330	(461)	-
Income tax expense (benefit)	(1,479)	882	(1,925)
Income (loss) before tax :	1,856	2,680	(5,769)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	(1,310)	33	(2,252)
Permanent items	(293)	(29)	(9,639)
Rate changes	(190)	-	(79)
Net change in measurement of deferred tax assets	380	545	9,829
Effects of tax holiday	28	26	-
Effects of foreign currency translation	(147)	143	(23)
Tax credits	(141)	(196)	(27)
Other taxes	155	243	168
Others	39	117	98
Income tax expense (benefit)	(1,479)	882	(1,925)

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and on the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8% until December 31, 2012 – 29.22% as from 2013), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2010	2011	2012
Notional Interest Deduction	(733)	(706)	(154)
Juros sobre o Capital Próprio (“JSCP”)	(51)	-	(2)
Interest recapture	554	602	294
Non tax deductible goodwill impairment	-	-	1,260
Tax deductible write-down on shares	-	-	(11,083)
Non tax deductible provisions	-	(20)	-
Other permanent items	(63)	95	46
Total permanent items	(293)	(29)	(9,639)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differs from IFRS. The applicable interest rate used in calculating this tax deduction is 3% for 2012. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

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

Non tax deductible goodwill impairment: In December 2012 ArcelorMittal has partially impaired the goodwill in its European businesses for a total amount of 4.3 billion, due to a weaker macro economic and market environment in Europe. This follows the completion of its yearly goodwill impairment test, as required by IFRS.

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments was also reviewed, resulting in write-down of the value of shares of consolidated subsidiaries in Luxembourg which is principally tax deductible.

Rate changes

The 2010 tax benefit from rate changes of (190) mainly results from the decrease of the substantively enacted corporate income tax rate in Ukraine of (260), partially offset by changes in the substantively enacted corporate income tax rate in Kazakhstan of 30 and Luxembourg of 40.

The 2012 tax benefit from rate changes of (79) results from the increase of the substantively enacted corporate income tax rate in Luxembourg.

Net change in measurement of deferred tax assets

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

The 2012 net change in measurement of deferred tax assets of 9,829 primarily consists of tax expense of 8,708 due to the unrecognized part of deferred tax assets on write-down of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,223 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other temporary differences of previous years of (102).

Effects of foreign currency translation

The effects of foreign currency translation of (147), 143 and (23) at December 31, 2010, 2011 and 2012, respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (141), (196) and (27) in 2010, 2011 and 2012 respectively are mainly attributable to our operating subsidiaries in Spain and Brazil. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 60, 59 and 79, as well as mining duties in Canada of 117, 177 and 92 and flat tax in Mexico of (30), (30) and (17) in 2010, 2011 and 2012 respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Others

The 2011 others of 117 primarily consists of provision for uncertain tax position concerning permanent business establishment in Italy of 88 (see Note 25 to ArcelorMittal’s consolidated financial statements) and tax expense of 29 relating to other items.

The 2012 others of 98 primarily consists of a settlement agreement with regard to non tax deductible interest expenses as a result of a tax audit in Spain of 55, provision for uncertain tax positions of 18 and tax expense of 25 relating to other items.

    Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	49	12	(3)
	49	12	(3)
Deferred tax expense (benefit)
Unrealized gain (loss) on available-for-sale securities	(19)	(1)	-
Unrealized gain (loss) on derivative financial instruments	(122)	(88)	(210)
Call options on ArcelorMittal shares	(126)	-	-
Foreign currency translation adjustments	74	9	79
	(193)	(80)	(131)
	(144)	(68)	(134)
Recognized in additional paid-in capital on:
Deferred tax benefit
Movements on treasury shares	(267)	-	-
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	-	3	(1)
	(411)	(65)	(135)

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

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2011	2012	2011	2012	2011	2012
Intangible assets	202	67	(1,141)	(1,204)	(939)	(1,137)
Property, plant and equipment	290	354	(8,044)	(8,280)	(7,754)	(7,926)
Inventories	798	728	(652)	(566)	146	162
Available-for-sale financial assets	-	1	(1)	(1)	(1)	-
Financial instruments	131	207	(149)	(144)	(18)	63
Other assets	597	506	(515)	(747)	82	(241)
Provisions	2,345	2,152	(640)	(647)	1,705	1,505
Other liabilities	1,105	808	(1,753)	(897)	(648)	(89)
Tax losses carried forward	9,208	12,160	-	-	9,208	12,160
Tax credits and other tax benefits carried forward	662	522	-	-	662	522
Untaxed reserves		-	(42)	(117)	(42)	(117)
Deferred tax assets / (liabilities)	15,338	17,505	(12,937)	(12,603)	2,401	4,902

Deferred tax assets					6,081	8,130
Deferred tax liabilities					(3,680)	(3,228)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Deferred tax assets not recognized by the Company as of December 31, 2011 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	36,400	10,787	9,208	1,579
Tax credits and other tax benefits carried forward	1,539	986	662	324
Other temporary differences	19,373	5,539	5,468	71
Total		17,312	15,338	1,974

Deferred tax assets not recognized by the Company as of December 31, 2012 were as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,960	22,707	12,160	10,547
Tax credits and other tax benefits carried forward	2,121	1,407	522	885
Other temporary differences	17,104	4,943	4,823	120
Total		29,057	17,505	11,552

As of December 31, 2012, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Brazil, Luxembourg, Mexico, the Netherlands, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income.

The 2012 increase in tax losses carried forward relates primarily to 37.7 billion write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Under the Luxembourg tax legislation a tax consolidation is allowed.  Those investments were being carried at market values that had been established following the combination in 2006 of Mittal Steel and Arcelor.  Such write-down charges, which are tax deductible under the Luxembourgish legislation and can be carried forward indefinitely, reflect the downward revision of expected underlying future cash flows in the context of a weaker macro-economic and market environment primarily in Europe and expectations that it will persist over the near and medium term.

The total amount of accumulated tax losses in Luxembourg amounts to approximately 52.7 billion as of December 31, 2012, related to which 8.3 billion has been recognized as deferred tax asset at the applicable income tax rate in Luxembourg.  The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for the tax losses carried forward in Luxembourg. As part of its assessment the Company has taken into account (i) its most recent forecast approved by management, (ii) the reorganization effected during 2012 under which the amount of deductible interest charges in Luxembourg on intra group loans has been significantly reduced, (iii) the fact that during 2012 ArcelorMittal in Luxembourg became the main provider of funding to the Group’s consolidated subsidiaries, leading to recognition of significant amounts of taxable interest income and (iv) other significant and reliable sources of income derived from distribution and procurement centers located in Luxembourg for many of ArcelorMittal’s European and worldwide operating subsidiaries.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At December 31, 2012, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 8,130 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8,130 is at least 30,556. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other positive evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

Until 2010 ArcelorMittal recorded approximately 35 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. These liabilities have been re-estimated at approximately 23 for the period ended December 31, 2011 and December 31, 2012. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 12,299. Out of that amount 11,141 relates to the potential reversal of the tax deductible write-down on shares, for which ArcelorMittal envisages restructuring in the short term with the result that the tax deductible write-down on shares will become permanent.

    Tax losses, tax credits and other tax benefits carried forward

At December 31, 2012, the Company had total estimated tax losses carried forward of 77,960.

Such amount includes net operating losses of 9,332 primarily related to subsidiaries in Canada, Poland, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2013	205
2014	789
2015	133
2016	367
2017	229
2018 - 2032	7,609
Total	9,332

The remaining tax losses carried forward of 68,628 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany and Luxembourg.

At December 31, 2012, the Company also had total estimated tax credits and other tax benefits carried forward of 2,121, of which 522 recognized and 885 unrecognized. Tax credits and other tax benefits of 315 expire within the next 5 years, 505 in years 2018-2034, and the remainder has no expiry date.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 21: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2010	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2011
Environmental (see note 25)	730	85	(61)	36	(57)	733
Asset retirement obligations (see note 25)	342	22	(14)	10	7	367
Site restoration	85	29	(25)	-	(1)	88
Staff related obligations	152	53	(53)	-	1	153
Voluntary separation plans [1]	81	123	(110)	-	9	103
Litigation and other (see note 25)	1,071	196	(295)	-	(68)	904
Tax claims	274	144	(17)	-	(70)	331
Competition/Antitrust claims	234	1	(228)	-	(7)	-
Other legal claims	263	51	(50)	-	9	273
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	213	62	(141)	3	(9)	128
Other [3]	407	125	(166)	3	(31)	338
	3,081	695	(865)	52	(149)	2,814
Short-term provisions	1,343					1,213
Long-term provisions	1,738					1,601
	3,081					2,814

	Balance at December 31, 2011	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2012
Environmental (see note 25)	733	210	(103)	3	20	863
Asset retirement obligations (see note 25)	367	172	(1)	-	7	545
Site restoration	88	38	(15)	-	(18)	93
Staff related obligations	153	82	(69)	-	-	166
Voluntary separation plans [1]	103	213	(181)	-	26	161
Litigation and other (see note 25)	904	221	(246)	1	46	926
Tax claims	331	102	(113)	-	14	334
Other legal claims	273	119	(133)	1	32	292
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	128	44	(71)	10	(19)	92
Other [3]	338	96	(130)	-	(96)	208
	2,814	1,076	(816)	14	(34)	3,054
Short-term provisions	1,213					1,192
Long-term provisions	1,601					1,862
	2,814					3,054

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1       In 2011, new voluntary separation plans were launched in Romania, Ukraine, Kazakhstan, Czech Republic and France. As of December 2011, the outstanding balance relates primarily to the plans in Romania, Czech Republic, USA and France. In 2012, new voluntary separation plans were announced in Spain, Poland, Bosnia and Herzegovina, Romania, Kazakhstan, Netherlands, Belgium and Czech Republic. The outstanding provision relates to remaining plans primarily in Spain, France, Bosnia and Herzegovina and Netherlands, which are expected to be settled within one year.

2       The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

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

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years. The increase in 2012 is related to restructuring costs largely associated with asset optimization and affecting primarily Flat Carbon Europe (including the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and Long Carbon Europe operations).

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France.

Provisions for staff related obligations concern primarily USA and Brazil and are related to various employees’ compensations.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 25.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract.

NOTE 22: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2011	2012
Accrued payroll and employee related expenses	1,882	2,007
Collection under TSR programs	1,287	1,347
Payable from acquisition of intangible, tangible & financial assets	1,190	961
Other suppliers payables	1,092	1,183
Derivative instruments	222	308
Other amounts due to public authorities	733	742
Unearned revenue and accrued payables	218	161
Total	6,624	6,709

NOTE 23: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2011	2012
Purchase commitments	22,137	17,565
Guarantees, pledges and other collateral	3,455	3,700
Non-cancellable operating leases	2,410	2,266
Capital expenditure commitments	1,101	988
Other commitments	3,455	3,022
Total	32,558	27,541

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, as well as freight contracts.

Purchase commitments include commitments related to joint ventures and associates for 1,167 and 683 as of December 31, 2011 and 2012, respectively.

Guarantees, pledges and other collateral

Guarantees are mainly related to letters of credit, sureties, first demand guarantees and documentary guarantees used in the normal course of business to guarantee performance obligations. They also include 18 and 18 of guarantees in relation to debt of non-consolidated entities as of December 31, 2011 and 2012, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s Operating Subsidiaries.

Guarantees, pledges and other collateral include commitments related to joint ventures and associates for and 25 and 19 as of December 31, 2011 and 2012, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2012 according to maturity periods are as follows:

Less than 1 year	379
1-3 years	565
4-5 years	456
More than 5 years	866
Total	2,266

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The operating leases expense was 471, 430 and 452 in 2010, 2011 and 2012, respectively. The non-cancellable operating leases commitments are mainly related to plant, machinery and equipment (1,901), land (214) and buildings (82).

Capital expenditure commitments

Capital expenditure commitments are mainly related to the following:

ArcelorMittal Temirtau committed to expand the production capacity from 4 million tons to 6 million tons (220) and committed, since 2008, to improve the safety and security in the mining area (104).

ArcelorMittal committed to invest in a new Sintering plant in Ukraine (339).

ArcelorMittal Liberia committed to expand the production capacity to 15 million tonnes per annum (286).

Other commitments given

Other commitments given comprise commitments incurred for the long-term use of goods belonging to a third party, credit lines confirmed to customers but not drawn and commitments relating to grants.

NOTE 24: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, expected return on plan assets, future healthcare cost trends and market value of the underlying assets. Actual results that differ from these assumptions are accumulated and amortized over future periods based on the remaining working lives of employees and, therefore, will affect the statements of operations and the recorded obligation in future periods. The total accumulated unrecognized actuarial loss amounted to 3,826 for pensions and 1,166 for other post retirement benefits as of December 31, 2012.

Collective labor agreements (“CLAs”) entered into or renewed during 2012 include Mexico, Brazil, Argentina, Ukraine, Kazakhstan, Romania, France, Germany, Belgium, Canada, Bosnia and Algeria.

Pension Plans

A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan and Pension Trust is a non-contributory defined benefit plan covering approximately 18% of its employees. Certain non-represented salaried employees hired before 2003 also receive pension benefits. Benefits for most non-represented employees who receive pension benefits are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants. Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expired on September 1, 2012. ArcelorMittal USA and the USW agreed to a new three-year labor contract with the Company’s unionized employees in the United States. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

Canada

The primary pension plans are those of ArcelorMittal Dofasco and ArcelorMittal Mines Canada. The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The hybrid plan was closed for new hires on December 31, 2011 and replaced by a new defined contribution pension plan.

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

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan. The changes resulted in a curtailment gain of 241 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

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

In ArcelorMittal Belgium - Gent site, the reform in 2012 of the post-employment plans for employees resulted in the closing of the defined benefit plan for new hires. The company realized a curtailment gain as changes in employee status no longer result in retroactive obligations and recognized a non-recurrent profit of 28 in the operating income.

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

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2011
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	52%	57%	8%	7%	41%	39%
Fixed Income (including cash)	25%	41%	91%	83%	59%	61%
Real Estate	5%	-	-	1%	-	-
Other	18%	2%	1%	9%	-	-
Total	100%	100%	100%	100%	100%	100%

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	53%	57%	8%	7%	49%	42%
Fixed Income (including cash)	28%	41%	91%	74%	51%	58%
Real Estate	5%	-	-	1%	-	-
Other	14%	2%	1%	18%	-	-
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 30, but not in property or other assets occupied or used by ArcelorMittal. This does not exclude ArcelorMittal shares included in mutual fund investments. The invested assets produced an actual return of 189 and 934 in 2011 and 2012, respectively.

The Finance and Retirement Committees of the Board of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established the following asset allocation targets. These targets are considered benchmarks and are not mandatory.

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	63%	57%	8%	7%	25%	40%
Fixed Income (including cash)	23%	43%	90%	74%	60%	59%
Real Estate	5%	-	-	1%	-	-
Other	9%	-	2%	18%	15%	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation, plan assets and statements of financial position.

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,411	3,519	3,261	902	2,332	1,091	306
	Service cost	164	44	59	12	37	-	12
	Interest cost	663	171	186	93	110	78	25
	Plan amendments	26	-	20	-	6	-	-
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(189)	-	-	(102)	(87)	-	-
	Curtailments and settlements	(7)	-	-	-	(3)	-	(4)
	Actuarial (gain) loss	582	262	245	81	(30)	18	6
	Benefits paid	(787)	(242)	(197)	(53)	(169)	(105)	(21)
	Foreign currency exchange rate differences and other movements	(361)	-	(45)	(55)	(48)	(209)	(4)
	Benefit obligation at end of the period	11,506	3,754	3,530	880	2,148	873	321

	Change in plan assets
	Fair value of plan assets at beginning of the period	7,975	2,315	2,822	986	624	1,120	108
	Expected return on plan assets	618	191	208	88	25	99	7
	Actuarial gain (loss)	(434)	(185)	(215)	(3)	(21)	(13)	3
	Employer contribution	437	99	279	16	42	-	1
	Plan participants’ contribution	4	-	1	2	-	-	1
	Divestitures[1]	(186)	-	-	(186)	-	-	-
	Benefits paid	(649)	(238)	(196)	(53)	(53)	(105)	(4)
	Foreign currency exchange rate differences and other movements	(319)	-	(33)	(49)	(19)	(216)	(2)
	Fair value of plan assets at end of the period	7,446	2,182	2,866	801	598	885	114

	Present value of the wholly or partly funded obligation	(10,112)	(3,723)	(3,514)	(880)	(1,021)	(873)	(101)
	Fair value of plan assets	7,446	2,182	2,866	801	598	885	114
	Net present value of the wholly or partly funded obligation	(2,666)	(1,541)	(648)	(79)	(423)	12	13
	Present value of the unfunded obligation	(1,394)	(31)	(16)	-	(1,127)	-	(220)
	Unrecognized net actuarial loss	2,792	1,629	823	128	95	-	117
	Unrecognized past service cost	7	-	7	-	-	-	-
	Prepaid due to unrecoverable surpluses	(66)	-	-	(51)	(3)	(12)	-
	Net amount recognized	(1,327)	57	166	(2)	(1,458)	-	(90)

	Net assets related to funded obligations	326	122	181	6	-	-	17
	Recognized liabilities	(1,653)	(65)	(15)	(8)	(1,458)	-	(107)

1	Divestitures are mainly related to the spin-off of Aperam

	Year Ended December 31, 2012
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	11,506	3,754	3,530	880	2,148	873	321
Service cost	165	47	62	10	34	-	12
Interest cost	616	156	175	90	105	69	21
Plan amendments	(30)	12	(43)	-	1	-	-
Plan participants’ contribution	5	-	1	2	1	-	1
Curtailments and settlements	(133)	-	(94)	-	(32)	-	(7)
Actuarial (gain) loss	1,640	210	512	221	624	60	13
Benefits paid	(773)	(245)	(208)	(56)	(152)	(89)	(23)
Foreign currency exchange rate differences and other movements	(62)	-	97	(156)	58	(31)	(30)
Benefit obligation at end of the period	12,934	3,934	4,032	991	2,787	882	308

Change in plan assets
Fair value of plan assets at beginning of the period	7,446	2,182	2,866	801	598	885	114
Expected return on plan assets	595	185	202	89	30	81	8
Actuarial gain (loss)	299	75	26	8	115	70	5
Employer contribution	577	287	243	15	31	-	1
Plan participants’ contribution	5	-	1	2	1	-	1
Benefits paid	(638)	(240)	(206)	(56)	(43)	(89)	(4)
Foreign currency exchange rate differences and other movements	(3)	-	78	(124)	76	(33)	-
Fair value of plan assets at end of the period	8,281	2,489	3,210	735	808	914	125

Present value of the wholly or partly funded obligation	(11,333)	(3,898)	(4,016)	(991)	(1,429)	(882)	(117)
Fair value of plan assets	8,281	2,489	3,210	735	808	914	125
Net present value of the wholly or partly funded obligation	(3,052)	(1,409)	(806)	(256)	(621)	32	8
Present value of the unfunded obligation	(1,601)	(36)	(16)	-	(1,358)	-	(191)
Unrecognized net actuarial loss	3,826	1,578	1,277	263	608	(9)	109
Unrecognized past service cost	5	1	4	-	-	-	-
Prepaid due to unrecoverable surpluses	(53)	-	-	(27)	(3)	(23)	-
Net amount recognized	(875)	134	459	(20)	(1,374)	-	(74)

Net assets related to funded obligations	717	203	474	4	20	-	16
Recognized liabilities	(1,592)	(69)	(15)	(24)	(1,394)	-	(90)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Asset Ceiling

The amount not recognized in the fair value of plan assets due to the asset ceiling was 66 and 53 at December 31, 2011 and 2012, respectively.

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2010
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	158	49	50	11	38	-	10
Interest cost	666	180	182	88	113	83	20
Expected return on plan assets	(590)	(178)	(184)	(97)	(23)	(99)	(9)
Charges due to unrecoverable surpluses	(79)	-	(3)	14	-	(90)	-
Curtailments and settlements	4	-	-	-	5	-	(1)
Amortization of unrecognized past service cost	37	2	10	-	3	-	22
Amortization of unrecognized actuarial loss	225	118	1	2	(2)	106	-
Total	421	171	56	18	134	-	42

Amount included above related to discontinued operations	4	-	-	-	4	-	-

	Year Ended December 31, 2011
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	164	44	59	12	37	-	12
Interest cost	663	171	186	93	110	78	25
Expected return on plan assets	(618)	(191)	(208)	(88)	(25)	(99)	(7)
Charges due to unrecoverable surpluses	(5)	-	-	4	-	(9)	-
Curtailments and settlements	(3)	-	-	-	-	-	(3)
Amortization of unrecognized past service cost	24	-	18	-	6	-	-
Amortization of unrecognized actuarial loss	192	136	10	6	6	30	4
Total	417	160	65	27	134	-	31

	Year Ended December 31, 2012
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Net periodic pension cost (benefit)
Service cost	165	47	62	10	34	-	12
Interest cost	616	156	175	90	105	69	21
Expected return on plan assets	(595)	(185)	(202)	(89)	(30)	(81)	(8)
Charges due to unrecoverable surpluses	(8)	-	-	(20)	-	12	-
Curtailments and settlements	(108)	-	(74)	-	(30)	-	(4)
Amortization of unrecognized past service cost	(28)	11	(40)	-	1	-	-
Amortization of unrecognized actuarial loss	265	186	36	43	-	-	-
Total	307	215	(43)	34	80	-	21

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain others, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

The current labor agreement between ArcelorMittal USA and the United Steelworkers requires payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust at a fixed amount of 25 per quarter. The VEBA primarily provides

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Additionally, ArcelorMittal USA’s retiree health care costs are capped at the 2008 per capita level for years 2010 and after.  The VEBA can be utilized to the extent funds are available for costs in excess of the cap for these retirees.  An agreement with the union allowed ArcelorMittal USA to defer quarterly contributions in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions were fully paid in 2012. In 2012, the VEBA was renewed for a period of 3 years without any significant benefit amendments.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plans. These assets consist of 70% in fixed income and 30% in equities and alternatives. The total fair value of the assets in the VEBA trust was 644 as of December 31, 2012.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2011
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	6,246	4,575	885	3	673	110
	Service cost	76	32	13	-	23	8
	Interest cost	324	236	50	-	29	9
	Plan amendment	19	-	4	-	15	-
	Participants contribution	28	28	-	-	-	-
	Divestitures [1]	(68)	-	-	(3)	(65)	-
	Curtailments and settlements	(32)	-	(1)	-	(31)	-
	Actuarial loss (gain)	376	284	59	-	(19)	52
	Benefits paid	(325)	(234)	(45)	-	(37)	(9)
	Foreign currency exchange rate changes and other movements	(44)	-	(17)	-	(22)	(5)
	Benefits obligation at end of period	6,600	4,921	948	-	566	165

	Change in plan assets
	Fair value of plan assets at beginning of the period	517	502	-	-	15	-
	Expected return on plan assets	32	31	-	-	1	-
	Actuarial gain (loss)	(27)	(26)	-	-	(1)	-
	Employer contribution	209	209	-	-	-	-
	Plan participants’ contribution	28	28	-	-	-	-
	Benefits paid	(230)	(230)	-	-	-	-
	Fair value of plan assets at end of the period	529	514	-	-	15	-

	Present value of the wholly or partly funded obligation	(1,427)	(1,344)	-	-	(83)	-
	Fair value of plan assets	529	514	-	-	15	-
	Net present value of the wholly or partly funded obligation	(898)	(830)	-	-	(68)	-
	Present value of the unfunded obligation	(5,173)	(3,577)	(948)	-	(483)	(165)
	Unrecognized net actuarial loss (gain)	1,352	1,419	(129)	-	(10)	72
	Unrecognized past service cost	61	2	1	-	58	-
	Net amount recognized	(4,658)	(2,986)	(1,076)	-	(503)	(93)

1	Divestitures are mainly related to the spin-off of Aperam

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
	Change in post-employment benefit obligation
	Benefit obligation at beginning of period	6,600	4,921	948	-	566	165
	Service cost	86	42	12	-	21	11
	Interest cost	296	214	42	-	28	12
	Plan amendment	(148)	10	(163)	-	1	4
	Participants contribution	23	23	-	-	-	-
	Curtailments and settlements	(1)	-	-	-	(1)	-
	Actuarial loss (gain)	102	(75)	60	-	92	25
	Benefits paid	(332)	(232)	(53)	-	(36)	(11)
	Foreign currency exchange rate changes and other movements	77	-	24	-	24	29
	Benefits obligation at end of period	6,703	4,903	870	-	695	235

	Change in plan assets
	Fair value of plan assets at beginning of the period	529	514	-	-	15	-
	Expected return on plan assets	32	31	-	-	1	-
	Actuarial gain (loss)	8	8	-	-	-	-
	Employer contribution	344	344	-	-	-	-
	Plan participants’ contribution	23	23	-	-	-	-
	Benefits paid	(230)	(230)	-	-	-	-
	Foreign currency exchange rate changes and other movements	(1)	-	-	-	(1)	-
	Fair value of plan assets at end of the period	705	690	-	-	15	-

	Present value of the wholly or partly funded obligation	(1,581)	(1,478)	-	-	(103)	-
	Fair value of plan assets	705	690	-	-	15	-
	Net present value of the wholly or partly funded obligation	(876)	(788)	-	-	(88)	-
	Present value of the unfunded obligation	(5,122)	(3,425)	(870)	-	(592)	(235)
	Unrecognized net actuarial loss (gain)	1,166	1,073	(66)	-	63	96
	Unrecognized past service cost	24	(5)	(25)	-	50	4
	Net amount recognized	(4,808)	(3,145)	(961)	-	(567)	(135)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2010
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	61	24	10	-	21	6
Interest cost	313	226	51	-	29	7
Expected return on plan assets	(33)	(32)	-	-	(1)	-
Curtailments and settlements	(3)	-	(3)	-	-	-
Amortization of unrecognized past service cost	79	71	(1)	-	9	-
Amortization of unrecognized actuarial (gain) loss	56	42	(18)	-	30	2
Total	473	331	39	-	88	15

Amount included above related to discontinued operations	6	-	-	-	6	-

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	76	32	13	-	23	8
Interest cost	324	236	50	-	29	9
Expected return on plan assets	(32)	(31)	-	-	(1)	-
Curtailments and settlements	(28)	-	(1)	-	(27)	-
Amortization of unrecognized past service cost	74	56	3	-	15	-
Amortization of unrecognized actuarial (gain) loss	78	85	(14)	-	4	3
Total	492	378	51	-	43	20

	Year Ended December 31, 2012
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	OTHERS
Service cost	86	42	12	-	21	11
Interest cost	296	214	42	-	28	12
Expected return on plan assets	(32)	(31)	-	-	(1)	-
Curtailments and settlements	(1)	-	-	-	(1)	-
Amortization of unrecognized past service cost	(110)	18	(138)	-	10	-
Amortization of unrecognized actuarial (gain) loss	283	263	(6)	-	22	4
Total	522	506	(90)	-	79	27

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2010	2011	2012
Net periodic pension cost	421	417	307
Net periodic OPEB cost	473	492	522
Total	894	909	829

Cost of sales	496	503	527
Selling, general and administrative expense	42	69	17
Financing costs - net	356	337	285
Total	894	909	829

Weighted-average assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2010	2011	2012	2010	2011	2012
Discount rate	4.75% – 14%	4.3% - 10.46%	3.15% - 10%	4.5% – 10.77%	4% - 7.5%	3.15% - 6.50%
Rate of compensation increase	2.5% – 13%	2.31% - 9.7%	2.38% - 9.72%	2% – 6.32%	2% - 4.5%	2% - 5%
Expected long-term rate of return on plan assets	3.5% – 10.78%	3.5% - 12.2%	3.50% - 12.04%	4.5% – 6.18%	4.5% - 6.17%	3.25% - 6.15%

Starting 2011, the Company refined its method of determining the discount rate for the plans domiciled in the Euro zone. In the past, the Company relied on a published index tied to high quality bonds. Under the refined method, the discount rate is derived from a yield curve of high quality bonds with durations that more closely align with the plans' cash flows. This approach, which the Company believes is more consistent with the amount and timing of expected benefit payments, decreased the defined benefit obligation at December 31, 2011 by 167 (60 basis points on the discount rate).

In 2012 the Company changed the yield curve used to determine discount rates for US plans.  In 2011, the Company used a yield curve that included all high quality rated bonds that met certain criteria. In 2012, the Company used a yield curve that included only bonds with yields in the top half of the high quality-rated universe. As a result of the use of this yield curve, the defined benefit obligation decreased by 182 at December 31, 2012. If the Company had used the same yield curve at December 31, 2011, the defined benefit obligation would have been lowered by 436.

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2010	2011	2012
Healthcare cost trend rate assumed	2.00% – 5.18%	2.00% – 5.38%	2.00% - 5.29%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash Contributions

In 2013, the Company is expecting its cash contributions to amount to 524 for pension plans, 311 for other post employment benefits plans and 199 for the defined contribution plans. Cash contributions to the defined contribution plans, sponsored by the Company, were 168 in 2012.

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2011	2012
Pension plan benefits	1,653	1,592
Other post-employment benefits	4,658	4,808
Early retirement benefits	684	583
Other long-term employee benefits	165	240
Total	7,160	7,223

Other long-term employee benefits represent liabilities related to multi-employer plans and other long-term defined contribution plans.

Sensitivity analysis

The following information illustrates the sensitivity to a change in certain assumptions related to ArcelorMittal’s pension plans (as of December 31, 2012, the defined benefit obligation (“DBO”) for pension plans was 12,934):

	Effect on 2013 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2012 DBO
Change in assumption
100 basis points decrease in discount rate	(41)	1,489
100 basis points increase in discount rate	27	(1,311)
100 basis points decrease in rate of compensation	(25)	(248)
100 basis points increase in rate of compensation	28	271
100 basis points decrease in expected return on plan assets	(80)	-
100 basis points increase in expected return on plan assets	80	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change in the discount rate assumption related to ArcelorMittal’s OPEB plans (as of December 31, 2012 the DBO for post-employment benefit plans was 6,703):

	Effect on 2013 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2012 DBO
Change in assumption
100 basis points decrease in discount rate	(13)	924
100 basis points increase in discount rate	9	(761)
100 basis points decrease in healthcare cost trend rate	(39)	(640)
100 basis points increase in healthcare cost trend rate	48	771

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

Experience adjustments

The five year history of the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit in the pension plans is as follows:

	At December 31,
	2008	2009	2010	2011	2012
Present value of the defined benefit obligations	(9,359)	(10,612)	(11,411)	(11,506)	(12,934)
Fair value of the plan assets	5,788	7,195	7,975	7,446	8,281
Deficit	(3,571)	(3,417)	(3,436)	(4,060)	(4,653)
Experience adjustments: (increase)/decrease plan liabilities	(122)	(161)	(11)	(46)	(310)
Experience adjustments: increase/(decrease) plan assets	(1,712)	471	109	(436)	299

This table illustrates the present value of the defined benefit obligations, the fair value of the plan assets and the surplus or the deficit for the OPEB plans:

	At December 31,
	2008	2009	2010	2011	2012
Present value of the defined benefit obligations	(5,254)	(5,416)	(6,246)	(6,600)	(6,703)
Fair value of the plan assets	635	577	517	529	705
Deficit	(4,619)	(4,839)	(5,729)	(6,071)	(5,998)
Experience adjustments: (increase)/decrease plan liabilities	(142)	14	(64)	1	(142)
Experience adjustments: increase/(decrease) plan assets	(19)	11	9	(27)	8

Impact of the amendment of IAS 19 as of January 1, 2013

The amendments to IAS 19 modify the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligation and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in previous version of IAS 19 are replaced with a ‘net-interest’ amount, which is calculated by applying the discount rate to the net defined benefit liability or asset.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. As of December 31, 2011 and 2012, the value of ArcelorMittal’s plan assets were 8.0 billion and 9.0 billion, respectively, while the defined benefit obligation for the pension and other post-employment benefit were 18.1 billion and 19.6 billion, respectively, resulting in a deficit of 10.1 billion (6.7 billion net of attributable income tax credit at statutory rates) and 10.6 billion (7.0 billion net of attributable income tax

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

credit at statutory rates), respectively. These unfunded net portions are partially recognized in the statements of financial position for 6.0 billion and 5.7 billion as of December 31, 2011 and 2012, respectively. As of January 1, 2013 and following the adoption of the amendments to IAS 19, the unrecognized portion of the actuarial losses is recognized in other comprehensive income for 5.0 billion (the amount of related income tax credits to be recorded immediately upon adoption of IAS 19 as amended is subject to other considerations such as availability of future taxable profits in the respective jurisdictions and the Company has not yet concluded its assessment).

The amendments to IAS 19 require retrospective application. If the Company had applied the amendments to IAS 19 for the year ended December 31, 2012, the loss before tax would have decreased by 0.4 billion, of which, an increase in operating income by 0.6 billion and an increase in financing costs by 0.2 billion. This reflects a number of adjustments including the full recognition of net actuarial loss through other comprehensive income rather than through the statements of operations, the immediate recognition of past service costs in the statements of operations and the adjustment of the difference between the gain arising from the expected rate of return on pension and OPEB assets and the discount rate through other comprehensive income.

NOTE 25: CONTINGENCIES

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

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it is highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2012, excluding asset retirement obligations, ArcelorMittal had established provisions of 863 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 504 in Europe, 183 in the United States, 144 in South Africa and 32 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 183 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 21 is for 2013. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA’s largest environmental provisions relate to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

include 33, with anticipated spending of 6 during 2013, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

ArcelorMittal USA is also a potentially responsible party to at least two state and federal Superfund sites. Superfund and analogous U.S. state laws can impose liability for the entire cost of clean-up at a site upon current or former site owners or operators or parties who sent hazardous substances to the site. ArcelorMittal USA may also be named as a potentially responsible party at other sites if its hazardous substances were disposed of at a site that later becomes a Superfund site. The environmental provisions include 2 to address this potential liability.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately 18 for such sediment assessment and remediation, and 7 for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 44 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and it will take several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expects this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of 24 as of December 31, 2012.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. Although a remote possibility, ArcelorMittal USA could be required to make up any deficiency in the treatment trust in the future. ArcelorMittal USA’s provisions for environmental liabilities include approximately 27 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. The Region V also conducted a series of inspections and issued information requests under the U.S. Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to acts by former facility owners that occurred 11 to 25 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self reported Title V permit concerns.  Compliance data relating to the self reported items indicate that

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S. EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to continue in 2013.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 504 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (140), Belgium (192), Luxembourg (77), Poland (40), Germany (36), Czech Republic (12) and Spain (6). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 140, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 192, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of 77, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2013, elimination of sludge and blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of water ponds and former production sites. A provision of approximately 65 covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately 7 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Poland

ArcelorMittal Poland S.A.’s environmental provision of 40 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision essentially relates to ArcelorMittal Bremen for the post-closure obligations (34) mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 6 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates and gases that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of 144 to be used over 16 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

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

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 69 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. 46 of the provision is allocated to this site.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) requiring certain of its units (including electric arc furnaces, coke batteries, a sinter plant and a foundry) to cease operation. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. AMSA had already ceased operating the electric arc furnaces in question prior to receiving this notice. AMSA filed an objection notice with the GDARD on November 21, 2012. The GDARD visited the Vanderbijlpark site on January 24, 2013 and is currently evaluating the Company's objection. In the meantime, all units at the Vanderbijlpark plant (other than the electric arc furnaces mentioned above) affected by these proceedings continue to operate normally.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 33 years. Approximately 38 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of 13 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of 25 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. Completion of the East Boatslip remediation is one of several projects required under the Canada-Ontario Agreement for Hamilton Harbor to be de-listed as one of the 43 “Areas of Concern” under the Great Lakes Water Quality Agreement between the Governments of Canada and the United States. ArcelorMittal Dofasco has completed

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

preliminary engineering for a containment facility for the material and identified the extent of dredging that will be required. Activities required to secure the necessary environmental approvals for the project are underway, and ArcelorMittal Dofasco expects the project to be completed by 2015.

ArcelorMittal Montreal has an environmental provision of 7 for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2012, ArcelorMittal had established provisions for asset retirement obligations of 545, including 155 for Ukraine, 110 for Canada, 85 for Russia, 37 for the United States, 36 for Mexico, 29 for Belgium, 24 for Germany, 23 for South Africa, 18 for Brazil, 12 for Kazakhstan, 12 for Liberia and 3 for Algeria.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire lake, and at the facility of Port-Cartier in Quebec, and at the Mary River (“Baffinland”) mining project located on Baffin Island in Nunavut, upon closure of the mine pursuant to the restoring plan of the mines.

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

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restore the layer and stabilize the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark and Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2017 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the mines in the coal and the iron ore divisions.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

In Algeria, the AROs relate to the restoration obligations for the Ouenza and Boukhadra iron ore mines at the end of the operations.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2012, ArcelorMittal had recorded provisions in the aggregate of 334 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira Island, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. Although CST did not pay taxes in 2005 due to tax losses, the recalculations required by the tax authorities could result in tax being payable by ArcelorMittal Tubarão. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 300, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the March 2011 tax assessment in March 2012.  ArcelorMittal Tubarão Comercial S.A. filed its appeal in April 2012.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed is 52. In February 2012, the first administrative instance issued a decision cancelling the tax assessment.  An appeal on behalf of the social security administration is pending.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. Taking into account interest and currency fluctuations, this amount totaled 792 at December 31, 2012. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance and on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 224 as of December 31, 2012. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 56 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 685. ArcelorMittal Brasil has filed its defense and the case is in the first administrative instance.

For over ten years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of 31.9. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 73.6 as at December 31, 2012.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. These decisions are subject to appeal.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options.

Italy

In May 2010, the Italian tax authorities began an inquiry relating to ArcelorMittal FCE Luxembourg, claiming that it had a permanent business establishment in Italy and should pay taxes accordingly. On October 28, 2010, the Italian tax police issued a report for the 2004 fiscal year concerning IRAP, which is a local tax, and on March 28, 2011, it issued a further report for 2003-2010 in respect of IRAP, value-added tax (“VAT”) and corporate income tax (“CIT”). On December 29, 2010 the tax authorities issued a tax claim (avviso di accertamento) for IRAP related to 2004 for a total amount of €96.8 million, in respect of which ArcelorMittal filed an appeal on May 26, 2011. On December 13, 2011, the tax authorities issued a demand for a payment of 50% of the IRAP tax in an amount of €25 million (including interest). In January 2012, the Milan court accepted ArcelorMittal’s application to suspend the collection process. In April 2012, the Company settled this matter with the Italian tax authorities.

Spain

Spanish tax authorities have claimed that amortization recorded by the former Siderúrgica del Mediterraneo, S.A. (currently ArcelorMittal Sagunto S.L.) in 1995, 1996 and 1997 is non-deductible for corporation tax purposes. Spanish tax authorities seek payment of 54, including the amount of tax, interest and penalties. A first instance judgment dated April 30, 2009 cancelled any liability for 1995 and 1996 and penalties for all three years. The tax liability of ArcelorMittal for 1997 was assessed at 8 (including interest). Both parties appealed the decision. On June 15, 2012, the Supreme Court confirmed the first instance judgment, and the case is now closed.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 57 to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the Tax Authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal, rejecting the appeal of the Tax Authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryviy Rih, resulting in a tax claim of approximately 187. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryviy Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. A hearing date has not yet been set for this matter.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2012, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the litigation is now in the discovery and class certification briefing stage. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction companies filed a complaint with the Brazilian Economic Law Department against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, the Brazilian Antitrust Council (“CADE”) issued a decision against ArcelorMittal Brasil, requiring it to pay a penalty of 64. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid on April 25, 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks, among other sanctions, a penalty of 10% of ArcelorMittal South Africa’s sales for 2006 in respect of low carbon wire rod and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission has decided to appeal the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the Competition Tribunal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2012, ArcelorMittal had recorded provisions of 292 for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2012, (ii) that constitute a contingent liability, or (iii) that were resolved in 2012, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs.  ArcelorMittal USA intends to defend itself fully in this matter. As of December 31, 2012, ArcelorMittal was not able to reasonably estimate the amount of liabilities relating to this matter, if any.

Argentina

Over the course of 2007 to 2012, the Customs Office Authority of Argentina (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinean subsidiary, Acindar Industria Argentina de Aceros S.A. (“Acindar”). The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers on 28 different shipments made from 2002 to 2008. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 79. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.

Brazil

Companhia Vale do Rio Doce (“Vale”) has commenced arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantifies its claim as 64. Initial submissions were filed by the parties on November 26, 2009 and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter, although the settlement documentation has not yet been completed.  The arbitration has been suspended until March 2013.

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

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland Iron Mines Corporation (“BIM”), and certain other parties relating to the January 2011 take-over of BIM by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all BIM securities holders who tendered their BIM securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their BIM securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD 1 billion or rescission of the transfer of the BIM securities by members of the class.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (knowing that other former employees may be similarly concerned) is approximately 78. The hearing process is underway.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of 2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. Hearings took place in September 2012 and a decision on the merits (but not as to damages) is expected in early 2013. Briefings and hearings as to damages could follow depending on the decision.

South Africa

ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) on February 5, 2010, asserting that with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process in 2010 to resolve this dispute. Proceedings were suspended in light of the legal action summarized in the second paragraph below and remain suspended pending its completion.  The Company is not currently able to assess the risk of loss.

 On July 22, 2010, AMSA announced that an interim arrangement had been reached with SIOC on pricing for the supply of iron ore to AMSA’s production facilities in South Africa during an interim period effective from March 1, 2010 until July 31, 2011. AMSA and SIOC agreed on a fixed price of 50 per metric tonne of iron ore for lump material for delivery to the Saldanha plant, and 70 per metric tonne for both lump and iron ore fine material delivered to AMSA’s inland plants. The parties further agreed that AMSA would continue to purchase annual quantities of 6.25 million metric tonnes of iron ore, that there would be no escalation in the prices agreed for the duration of the interim period, and that any iron ore in addition to the maximum monthly amount would be purchased by AMSA at the then-prevailing spot prices calculated on an export parity price basis. AMSA initially imposed a surcharge on its domestic sales to compensate for some of the iron ore cost increase. However, in view of the interim agreement, AMSA, with effect from August 1, 2010, charged a single all-in price reflecting the higher cost of iron ore, rather than the separate surcharge. On May 16, 2011, an addendum to the interim agreement was executed extending it until July 31, 2012.  On August 23, 2012, AMSA announced the entry into an agreement (the “2012 Pricing Agreement”) with SIOC whereby SIOC would sell to AMSA a maximum amount of 1.5 million tonnes of iron ore from the Sishen mine until December 31, 2012, on materially the same terms and conditions as applied under the extended interim pricing agreement entered into in 2010 and as extended in May 2011 (the “2010 and 2011 Interim Pricing Agreement”). This supply for the remainder of 2012 was agreed to be in full and final settlement of any claimed entitlement by AMSA to shortfall tonnage incurred during the pendency of the 2010 and 2011 Interim Pricing Agreement.  On December 13, 2012, AMSA announced that it had reached an agreement (the “2013 Pricing Agreement”) with SIOC pursuant to which SIOC will sell iron ore from the Sishen mine to AMSA with effect from January 1, 2013.  Under the 2013 Pricing Agreement, SIOC will supply a maximum annual volume of 4.8 million tonnes of iron ore to AMSA at a weighted average price of $65 per tonne.  The other terms and conditions will be materially the same as those which were contained in the 2012 Pricing Agreement. The 2013 Pricing Agreement will apply until the earlier of December 31, 2013 or the conclusion of the arbitration between the parties regarding the status of the 2001 Sishen supply agreement. The 2010 and 2011 Interim Pricing Agreement, the 2012 Pricing Agreement and the 2013 Pricing Agreement have no bearing on the arbitration process currently underway or AMSA’s conviction that the 2001 Sishen supply agreement remains legally valid and binding on the parties.

AMSA announced on August 10, 2010 that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action against the South African government and ICT to challenge the grant of the prospecting right to ICT and, on February 4, 2011, served on AMSA an application to join AMSA in this action. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen Mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings and on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

African government filed applications for leave to appeal this judgment on February 3, 2012. Leave to appeal was granted on May 11, 2012 and a hearing date for the appeal has been set for February 19, 2013.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2012 was 383 as compared to 397 at December 31, 2011. The range of amounts claimed for the year ended December 31, 2012 was €7,500 to €650,000 (approximately $10,000 to $863,000). The aggregate costs and settlements for the year ended December 31, 2012 were 2.5, of which 0.29 represents legal fees and 2.2 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2011 were approximately 0.42 and 4.45, respectively.

		in number of cases
		2011	2012
	Claims unresolved at the beginning of the period	397	397
	Claims filed	136	62
	Claims settled, dismissed or otherwise resolved	(136)(1)	(76)
	Claims unresolved at the end of the period	397	383
(1)	Includes claims related to Aperam that were divested on January 25, 2011

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

The following summarizes the current status of proceedings brought by minority shareholders in this regard that remain pending:

In June and July 2007, two hedge funds that were shareholders of Arcelor wrote to the Netherlands Authority for the Financial Markets (the Stichting Autoriteit Financiële Markten, or the “AFM”), the Dutch securities regulator, requesting it to take various measures against Mittal Steel relating in particular to disclosure regarding the proposed exchange ratio. On August 17, 2007 the AFM rejected the claimants’ demands.  On September 20, 2007, the claimants filed formal objections with the AFM against the decision of August 17, 2007. On February 4, 2008, the AFM confirmed its decision of August 17, 2007. On March 13, 2008, the claimants lodged an appeal against the AFM’s decision with the Rotterdam Administrative Court. By judgment dated December 10, 2008, the Court nullified the AFM’s decision of February 4, 2008, on the grounds that the AFM’s limited investigation was an insufficient basis for its decision, and requiring it to conduct a further investigation and issue a new decision. On appeal from ArcelorMittal and the AFM, a specialized Court of Appeals for administrative matters involving the corporate sector (CBB) in The Hague on June 7, 2012 nullified the judgment of the Rotterdam Administrative Court of December 10, 2008 and declared the original appeal to the Rotterdam Administrative Court of one of the claimants to be inadmissible and dismissed the other claimant's demands. This judgment is not open to further appeal. On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares or damages in an amount of €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. This judgment was appealed in mid-May 2012. The appeal proceedings are pending.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (AAA), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. On comparable grounds, AAA claims inter alia damages in an amount of €60,049 and reserves the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris are pending.

NOTE 26: SEGMENT AND GEOGRAPHIC INFORMATION

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

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2012, ArcelorMittal shipped its products to customers in over 170 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

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

•       AACIS produces a combination of flat and long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•       Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements; and

•       Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2010
	Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	-	78,025
	Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,223	1,339	(18,040)	-
	Operating income (loss)	691	534	1,004	680	164	1,624	(811)	(281)	3,605
	Depreciation	864	1,404	1,060	454	177	333	103	-	4,395
	Impairment	-	77	11	-	113	305	19	-	525
	Capital expenditures	574	792	687	515	124	525	91	-	3,308
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,769	919	(21,093)	-
	Operating income (loss)	1,198	(324)	646	721	52	2,568	19	18	4,898
	Depreciation	903	1,540	1,005	517	179	491	34	-	4,669
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	664	1,004	1,119	613	152	1,269	17	-	4,838
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,716	833	(17,943)	-
	Operating income (loss)	517	(3,724)	(566)	(88)	(687)	1,184	(81)	219	(3,226)
	Depreciation	918	1,437	921	650	161	541	56	-	4,684
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	648	818	745	433	82	1,853	104	-	4,683

*

 Others include all other operational and non-operational items which are not segmented. As of December 31, 2012, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2010	2011	2012
Assets allocated to segments	101,510	107,495	96,770
Cash and cash equivalents, including restricted cash	6,289	3,905	4,536
Deferred tax assets	6,603	6,081	8,130
Assets held for sale and distribution	6,918	-	-
Other unallocated assets and eliminations	9,584	4,399	5,137
Total assets	130,904	121,880	114,573

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2010	2011	2012
Operating income (loss)	3,605	4,898	(3,226)
Income from investments in associates and joint ventures	451	620	194
Financing costs - net	(2,200)	(2,838)	(2,737)
Income (loss) before taxes	1,856	2,680	(5,769)
Income tax expense (benefit)	(1,479)	882	(1,925)
Discontinued operations	(330)	461	-
Net income (including non-controlling interests)	3,005	2,259	(3,844)

Geographical information

Sales (by destination)

	Year Ended December 31,
	2010	2011	2012
Americas
United States	12,920	16,526	16,539
Canada	3,163	3,571	3,617
Brazil	7,291	7,407	6,376
Argentina	1,054	1,271	1,236
Mexico	1,968	2,413	2,337
Others	1,619	2,043	2,209
Total Americas	28,015	33,231	32,314

Europe
France	5,307	6,078	5,062
Spain	4,567	5,021	3,764
Germany	7,182	9,111	7,645
Romania	837	931	779
Poland	3,191	4,235	3,614
Belgium	1,226	1,571	1,262
Italy	2,926	3,317	2,671
United Kingdom	1,763	1,959	1,654
Turkey	2,441	2,737	2,577
Czech Republic	1,271	1,921	1,660
Netherlands	828	1,072	978
Russia	970	1,511	1,770
Others	4,937	6,253	5,105
Total Europe	37,446	45,717	38,541

Asia & Africa
South Africa	3,256	3,624	3,338
China	850	1,303	1,218
India	873	838	686
Others	7,585	9,260	8,116
Total Asia & Africa	12,564	15,025	13,358

Total	78,025	93,973	84,213

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Revenues from external customers attributed to the country of domicile (Luxembourg) were 214, 294 and 217 as of December 31, 2010, 2011 and 2012, respectively.

Non-current assets* per significant country:

		Non-current assets
		As of December 31,
		2011	2012
	Americas
	Brazil	7,763	7,775
	United States	6,243	5,934
	Canada	5,463	6,517
	Mexico	1,456	1,469
	Argentina	329	267
	Trinidad and Tobago	290	251
	Others	232	243
	Total Americas	21,776	22,456

	Europe
	France	5,962	5,801
	Luxembourg	2,225	1,686
	Belgium	3,380	3,306
	Spain	3,530	3,265
	Ukraine	4,450	4,182
	Poland	2,651	2,635
	Germany	3,258	3,301
	Czech Republic	849	816
	Romania	846	818
	Italy	278	263
	Bosnia and Herzegovina	255	256
	Others	737	761
	Total Europe	28,421	27,090

	Asia & Africa
	South Africa	2,054	1,910
	Kazakhstan	1,948	2,056
	Liberia	828	1,040
	Morocco	263	189
	Others	543	510
	Total Africa & Asia	5,636	5,705

	Unallocated assets	30,442	27,528
	Total	86,275	82,779

*

Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Sales by type of products

	Year Ended December 31,
	2010	2011	2012
Flat products	43,396	51,936	45,748
Long products	18,943	22,437	20,686
Tubular products	2,107	2,915	2,760
Mining products	1,157	1,499	1,674
Others	12,422	15,186	13,345
Total	78,025	93,973	84,213

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 27: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2012, ArcelorMittal employed approximately 245,000 people and the total annual compensation of ArcelorMittal’s employees in 2010, 2011, and 2012 was as follows:

	Year Ended December 31,
	2010	2011	2012
Employee Information
Wages and salaries	9,686	10,545	10,219
Pension cost	590	673	569
Other staff expenses	1,575	1,725	1,681
Total	11,851	12,943	12,469

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, paid in 2010, 2011, and 2012 was as follows:

	Year Ended December 31,
	2010	2011	2012*
Base salary and directors fees	20	18	11
Short-term performance-related bonus	7	17	11
Post-employment benefits	2	2	1
Share based compensation	15	9	2

* In 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided the Group Management Board will be defined going forward as ArcelorMittal’s senior management. Consequently, information regarding the Management Committee, an advisory body to the Group Management Board, which was previously included, is no longer included. Board of Directors and Group Management Board are defined as key management going forward.

The total annual compensation of ArcelorMittal’s key management personnel, paid in 2010 and 2011, using this new definition, would have been as follows:

	Year Ended December 31,
	2010	2011
Base salary and directors fees	10	11
Short-term performance-related bonus	5	11
Post-employment benefits	1	1
Share based compensation	8	5

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

As of December 31, 2010, 2011 and 2012, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2010, 2011 and 2012, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 28 – SUBSEQUENT EVENTS

On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities. No injuries were reported as a result of the incident. Once detailed assessments of the damage and required repairs have been carried out, the potential loss of sales and estimate of the time to repair will be determined.

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of reallocation to other sites within ArcelorMittal.

ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary shares offering represents an aggregate of 1.75 billion representing approximately 104 million ordinary shares at an offering price of $16.75 (€12.83 at a €/$ conversion rate of 1.3060) per ordinary share. The total proceeds from the issuance of MCNs amount to approximately 2.25 billion. The notes have a maturity of 3 years, are issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes will pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs will be equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price has been set at approximately 125% of the minimum conversion price (corresponding to $20.94). The Mittal family participated by placing an order in the combined offering for an aggregate amount of 600 including 300 of MCNs and 300 of ordinary shares. ArcelorMittal intends to use the net proceeds from the combined offering to reduce existing indebtedness.

NOTE 29: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2011 and 2012 and for the years ended 2010, 2011 and 2012.

Condensed consolidating statements of operations for the year ended December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	3,706	7,287	69,741	(2,709)	78,025
Cost of sales (including depreciation and impairment)	54	3,570	7,484	62,685	(2,709)	71,084
Selling, general and administrative expenses	111	236	35	2,954	-	3,336
Operating income (loss)	(165)	(100)	(232)	4,102	-	3,605
Income from investments in subsidiaries, associates and joint ventures	3,160	(315)	-	(124)	(2,270)	451
Financing costs - net	(238)	(115)	(123)	(1,118)	(606)	(2,200)
Income (loss) before taxes	2,757	(530)	(355)	2,860	(2,876)	1,856
Income tax expense (benefit)	(159)	(33)	-	(1,287)	-	(1,479)
Net income from continuing operations (including non-controlling interests)	2,916	(497)	(355)	4,147	(2,876)	3,335
Discontinued operations, net of tax	-	-	-	(330)	-	(330)
Net income (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,916	(497)	(355)	4,058	(2,876)	3,246
Net income from discontinued operations	-	-	-	(330)	-	(330)
Net income attributable to equity holders of the parent	2,916	(497)	(355)	3,728	(2,876)	2,916
Net income from continuing operations attributable to non-controlling interests	-	-	-	89	-	89
Net income (including non-controlling interests)	2,916	(497)	(355)	3,817	(2,876)	3,005
Total other comprehensive income (loss)	(2,234)	8	-	(2,242)	2,234	(2,234)
Total comprehensive income (loss)	682	(489)	(355)	1,575	(642)	771

Condensed consolidating statements of cash flows for the year ended December 31, 2010

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash flows provided by operating activities from continuing operations	(805)	(371)	223	4,723	-	3,770
Net cash flows provided by operating activities from discontinued operations	-	-	-	245	-	245
Net cash provided by operating activities	(805)	(371)	223	4,968	-	4,015
Investing activities:
Purchases of property, plant and equipment and intangibles	(6)	(52)	(220)	(3,030)	-	(3,308)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(75)	-	(75)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(5,684)	-	-	(9,309)	14,666	(327)
Disposal of financial and fixed assets and other investing activities net	8,986	(6)	11	6,049	(14,666)	374
Net cash flows used in investing activities from discontinued operations	-	-	-	(102)	-	(102)
Net cash used in investing activities	3,296	(58)	(209)	(6,467)	-	(3,438)
Financing activities:
Acquisition of non-controlling interests	-	-	-	(593)	-	(593)
Premium paid for call options on ArcelorMittal shares	(1,363)	-	-	-	-	(1,363)
Sale of treasury shares in connection with the call options on ArcelorMittal shares	211	-	-	1,152	-	1,363
Proceeds from short-term debt	908	338	12	3,730	(3,626)	1,362
Proceeds from long-term debt, net of debt issuance costs	8,180	550	-	304	(550)	8,484
Payments of short-term debt	(4,754)	(423)	(17)	(611)	3,626	(2,179)
Payments of long-term debt	(5,071)	-	-	(1,154)	550	(5,675)
Sale of treasury shares for stock option exercises	8	-	-	-	-	8
Dividends paid	(1,159)	-	-	(125)	27	(1,257)
Other financing activities net	555	(36)	(3)	(598)	(27)	(109)
Net cash flows used in financing activities from discontinued operations	-	-	-	(48)	-	(48)
Net cash used in financing activities	(2,485)	429	(8)	2,057	-	(7)
Effect of exchange rates changes on cash	-	-	-	(159)	-	(159)
Net increase (decrease) in cash and cash equivalents	6	-	6	399	-	411
Cash and cash equivalents:
At the beginning of the year	1	-	4	5,914	-	5,919
Reclassification of the period-end cash and cash equivalent of discontinued activities to assets held for sale and distribution	-	-	-	(123)	-	(123)
At the end of the year	7	-	10	6,190	-	6,207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	6	3,815	-	3,821
Restricted cash	-	-	-	84	-	84
Trade accounts receivable and other	-	260	57	6,208	(73)	6,452
Inventories	-	1,098	1,894	18,743	(46)	21,689
Prepaid expenses and other current assets	589	70	48	9,799	(6,947)	3,559
Total current assets	589	1,428	2,005	38,649	(7,066)	35,605
Property, plant and equipment	28	1,564	3,415	49,244	-	54,251
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	74,737	4,621	2,692	9,262	(82,271)	9,041
Other assets	9,182	1,756	13	20,175	(8,143)	22,983
Total assets	84,536	9,369	8,125	117,330	(97,480)	121,880

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,930	134	41	3,204	(6,525)	2,784
Trade accounts payable and other	95	315	739	11,755	(68)	12,836
Accrued expenses and other current liabilities	440	370	228	7,677	(511)	8,204
Total current liabilities	6,465	819	1,008	22,636	(7,104)	23,824
Long-term debt, net of current portion	20,816	758	2,077	10,143	(10,160)	23,634
Deferred employee benefits	24	3,003	9	4,124	-	7,160
Other long-term obligations	541	241	18	5,977	8	6,785
Total liabilities	27,846	4,821	3,112	42,880	(17,256)	61,403
Equity attributable to the equity holders of the parent	56,690	4,548	5,013	73,454	(83,015)	56,690
Non-controlling interests	-	-	-	996	2,791	3,787
Total liabilities and equity	84,536	9,369	8,125	117,330	(97,480)	121,880

Condensed consolidating statements of operations for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,541	10,095	82,820	(3,483)	93,973
Cost of sales (including depreciation and impairment)	7	3,790	9,905	75,300	(3,483)	85,519
Selling, general and administrative expenses	176	281	23	3,076	-	3,556
Operating income (loss)	(183)	470	167	4,444	-	4,898
Income from investments in subsidiaries, associates and joint ventures	3,327	90	-	94	(2,891)	620
Financing costs - net	(1,318)	(86)	(118)	(801)	(515)	(2,838)
Income (loss) before taxes	1,826	474	49	3,737	(3,406)	2,680
Income tax expense (benefit)	(437)	46	-	1,273	-	882
Net income from continuing operations (including non-controlling interests)	2,263	428	49	2,464	(3,406)	1,798
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,263	428	49	2,925	(3,406)	2,259
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,263	428	49	2,468	(3,406)	1,802
Net income from discontinued operations	-	-	-	461	-	461
Net income attributable to equity holders of the parent	2,263	428	49	2,929	(3,406)	2,263
Net income from continuing operations attributable to non-controlling interests	-	-	-	(4)	-	(4)
Net income (including non-controlling interests)	2,263	428	49	2,925	(3,406)	2,259
Total other comprehensive income (loss)	(3,295)	(9)	-	(3,286)	3,295	(3,295)
Total comprehensive income (loss)	(1,032)	419	49	(361)	(111)	(1,036)

Condensed consolidating statements of cash flows for the year ended December 31, 2011

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2011, amounted to (40), 1,910 and (1,877) respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	(1,625)	112	262	3,218	-	1,967
Net cash used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash provided by operating activities	(1,625)	112	262	3,028	-	1,777
Investing activities:
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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	33	-	6	4,359	-	4,398
Restricted cash	53	-	-	85	-	138
Trade accounts receivable and other	-	43	43	5,019	(20)	5,085
Inventories	-	880	1,824	16,329	(8)	19,025
Prepaid expenses and other current assets	1,497	574	40	6,564	(5,527)	3,148
Total current assets	1,583	1,497	1,913	32,356	(5,555)	31,794
Property, plant and equipment	23	1,462	3,337	49,012	-	53,834
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	67,033	4,539	2,480	7,376	(74,142)	7,286
Other assets	11,980	1,972	12	18,879	(11,184)	21,659
Total assets	80,619	9,470	7,742	107,623	(90,881)	114,573

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	8,384	87	31	1,258	(5,421)	4,339
Trade accounts payable and other	-	383	677	10,366	(8)	11,418
Accrued expenses and other current liabilities	634	352	183	7,400	(508)	8,061
Total current liabilities	9,018	822	891	19,024	(5,937)	23,818
Long-term debt, net of current portion	19,422	684	2,102	13,050	(13,293)	21,965
Deferred employee benefits	26	3,171	4	4,022	-	7,223
Other long-term obligations	430	227	19	5,667	27	6,370
Total liabilities	28,896	4,904	3,016	41,763	(19,203)	59,376
Equity attributable to the equity holders of the parent	51,723	4,566	4,726	64,857	(74,149)	51,723
Non-controlling interests	-	-	-	1,003	2,471	3,474
Total liabilities and equity	80,619	9,470	7,742	107,623	(90,881)	114,573

Condensed consolidating statements of operations for the year ended December 31, 2012

	Parent					Non-	Consolidating	ArcelorMittal -
	Company		Issuer		Guarantors	guarantors	Adjustments	Consolidated
Sales	-	-	4,746	-	10,527	72,408	(3,468)	84,213
Cost of sales (including depreciation and impairment)	-	-	5,015	-	9,833	72,737	(3,468)	84,117
Selling, general and administrative expenses	16	-	307	-	24	2,974	1	3,322
Operating income (loss)	(16)		(576)		670	(3,303)	(1)	(3,226)
Income from investments in subsidiaries, associates and joint ventures	47,450	-	601	-	-	194	(48,051)	194
Financing costs - net	(51,158)	-	(48)	-	(119)	(2,121)	50,709	(2,737)
Income (loss) before taxes	(3,724)		(23)		551	(5,230)	2,657	(5,769)
Income tax expense (benefit)	2	-	(33)	-	-	(1,894)	-	(1,925)
Net income (loss) (including non-controlling interests)	(3,726)		10		551	(3,336)	2,657	(3,844)
Net income (loss) attributable to equity holders of the parent	(3,726)	-	10	-	551	(3,218)	2,657	(3,726)
Net income (loss) attributable to non-controlling interests	-	-	-	-	-	(118)	-	(118)
Net income (loss) from continuing operations	(3,726)		10		551	(3,336)	2,657	(3,844)
Total other comprehensive income (loss)	(783)		7		-	(790)	783	(783)
Total comprehensive income (loss)	(4,509)		17		551	(4,126)	3,440	(4,627)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2012

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2012, amounted to 22,030, (22,139) and 142 respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	20,692	621	229	6,086	(22,334)	5,294
Investing activities:
Purchase of property, plant and equipment and intangibles	(3)	(62)	(216)	(4,402)	-	(4,683)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	544	-	544
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(36,279)	-	-	(33,041)	69,277	(43)
Disposal of financial and fixed assets and other investing activities net	19,370	(3)	4	26,308	(45,157)	522
Net cash used in investing activities	(16,912)	(65)	(212)	(10,591)	24,120	(3,660)
Financing activities:
Proceeds form subordinated perpetual capital securities	642	-	-	-	-	642
Acquisition of non-controlling interests	-	-	-	(62)	-	(62)
Proceeds from short-term debt	-	-	-	6,376	(4,701)	1,675
Proceeds from long-term debt, net of debt issuance costs	3,937	(38)	4	183	-	4,086
Payments of short-term debt	(4,762)	(518)	(21)	(3,055)	4,686	(3,670)
Payments of long-term debt	(2,386)	-	-	(41)	-	(2,427)
Dividends paid	(1,172)	-	-	(22,361)	22,342	(1,191)
Dividends received	-	-	-	8	(8)	-
Other financing activities net	(6)	-	-	24,014	(24,105)	(97)
Net cash used in financing activities	(3,747)	(556)	(17)	5,062	(1,786)	(1,044)
Effect of exchange rate changes on cash	-	-	-	(13)	-	(13)
Net increase (decrease) in cash and cash equivalents	33	-	-	544	-	577
Cash and cash equivalents:
At the beginning of the year	-	-	6	3,815	-	3,821
At the end of the year	33	-	6	4,359	-	4,398