Form 20-F
period 2013-12-31
ArcelorMittal
filed 2014-02-25
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35788

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

Grand Duchy of Luxembourg. Fax: +352 4792 89 3746

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

1,665,392,222

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

Board  ☒    Other  

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

Asia, Africa and Commonwealth of Independent States ("AACIS")
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

•         “Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated May 8, 2013;

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

•         “euro”, “euros”, “EUR” or “€“ are to the currency of the European Union (“EU”) member states participating in the European Monetary Union;

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

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2012 and 2013, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2011, 2012 and 2013. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

•         risks relating to continued weakness of the Euro-zone economy;

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

•         the risk that ArcelorMittal may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities;

•         increased competition from other materials, which could significantly reduce market prices and demand for steel products;

•         risks relating to environmental and health and safety laws and legislation;

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

•         risks relating to legal proceedings to which ArcelorMittal is currently, and may in the future be, subject;

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

	Consolidated Statements of Operations[8]
	(Amounts in $ millions except per share data and percentages)
		Year ended December 31,
		2009	2010	2011	2012	2013
	Sales[1]	$61,021	$78,025	$93,973	$84,213	$79,440
	Cost of sales (including depreciation and impairment)2 3	58,815	70,886	85,212	83,543	75,247
	Selling, general and administrative expenses	3,676	3,356	3,557	3,315	2,996
	Operating income/(loss)	(1,470)	3,783	5,204	(2,645)	1,197
	Operating income as percentage of sales	(2.41%)	4.85%	5.54%	(3.14%)	1.51%
	Income (loss) from associates, joint ventures and other investments	56	442	614	185	(442)
	Financing costs—net	(2,847)	(2,289)	(2,983)	(2,915)	(3,115)
	Income/(loss) before taxes	(4,261)	1,936	2,835	(5,375)	(2,360)
	Net income/(loss) from continuing operations (including non-controlling interest)	171	3,440	1,956	(3,469)	(2,575)
	Discontinued operations	(57)	(338)	461	-	-
	Net income/(loss) attributable to equity holders of the parent	157	3,013	2,420	(3,352)	(2,545)
	Net income/(loss) (including non-controlling interest)	114	3,102	2,417	(3,469)	(2,575)
	Earnings per common share—continuing operations (in U.S. dollars)
	Basic earnings per common share[4]	0.15	2.21	1.26	(2.17)	(1.46)
	Diluted earnings per common share[4]	0.15	1.98	1.00	(2.17)	(1.46)
	Earnings per common share— discontinued operations (in U.S. dollars)
	Basic earnings per common share[4]	(0.04)	(0.22)	0.30	-	-
	Diluted earnings per common share[4]	(0.04)	(0.20)	0.29	-	-
	Earnings per common share (in U.S. dollars)
	Basic earnings per common share[4]	0.11	1.99	1.56	(2.17)	(1.46)
	Diluted earnings per common share[4]	0.11	1.78	1.29	(2.17)	(1.46)
	Dividends declared per share	0.75	0.75	0.75	0.75	0.20

	Consolidated Statements of Financial Position6 8
	(Amounts in $ millions except share, production and shipment data)
		As of December 31,
		2009	2010	2011	2012	2013

	Cash and cash equivalents including restricted cash[7]	$6,009	$6,291	$3,908	$4,540	$6,232
	Property, plant and equipment and biological assets	60,385	54,479	54,382	53,989	51,364
	Total assets	127,697	130,748	121,679	113,998	112,308
	Short-term debt and current portion of long-term debt	4,135	6,716	2,769	4,348	4,092
	Long-term debt, net of current portion	20,677	19,292	23,634	21,965	18,219
	Net assets	65,437	63,093	56,504	50,466	53,173
	Share capital	9,950	9,950	9,403	9,403	10,011
	Basic weighted average common shares outstanding (millions)	1,445	1,512	1,549	1,549	1,780
	Diluted weighted average common shares outstanding (millions)	1,446	1,600	1,611	1,550	1,782

	Other Data[8]
	Net cash provided by operating activities	$7,278	$4,061	$1,859	$5,340	$4,296
	Net cash (used in) investing activities	(2,784)	(3,510)	(3,744)	(3,730)	(2,877)
	Net cash (used in) provided by financing activities	(6,347)	18	(555)	(1,019)	241
	Total production of crude steel (thousands of tonnes)	71,620	90,582	91,891	88,231	91,186
	Total shipments of steel products (thousands of tonnes)[5]	69,624	84,952	85,757	83,775	84,275

1	Including $3,169 million, $4,873 million, $5,875 million, $5,181 million and $4,770 million of sales to related parties for the years ended December 31, 2009, 2010, 2011, 2012, and 2013 respectively.
2

Including $1,942 million, $2,188 million, $2,615 million, $1,505 million and $1,310 million of purchases from related parties for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

3

Including depreciation and impairment of $5,126 million, $4,949 million, $5,027 million, $9,737 million and $5,139 million for the years ended December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

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

5	Shipment volumes of steel products for the operations of the Company include certain inter-segment shipments.
6	Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as of December 31, 2010 and not as at the other year-ends in this table.
7	Including restricted cash of $90 million, $82 million, $84 million, $138 million and $160 million at December 31, 2009, 2010, 2011, 2012 and 2013 respectively.
8

The Consolidated Statements of Operations, Other Data and the Consolidated Statements of Financial Position have not been adjusted retrospectively for the adoption of the amendments to IAS 19 (“Employee Benefits”) as of and for the year ended December 31, 2009 due to the practical difficulties associated with obtaining such information.  In accordance with the transition provisions within IFRS 11 (“Joint Arrangements”), the Consolidated Statements of Operations, Other Data and the Consolidated Statements of Financial Position as of and for the year ended December 31, 2009 have not been adjusted retrospectively.

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

The mining and steel industries have historically been highly volatile.  This is due largely to the cyclical nature of the business sectors that are the principal consumers of steel and the industrial raw materials produced from mining, namely the automotive, construction, appliance, machinery, equipment, infrastructure and transportation industries.  Demand for minerals and metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy.  This correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis.  The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal), in particular, recording sharply reduced revenues and operating losses.  Recovery from the severe economic downturn of 2008/2009 has been sluggish and uneven across various industries and sectors, and there can be no assurance that such recovery will continue.  In 2013, growth slowed although it continued in the emerging economies. Macroeconomic conditions improved in certain developed regions, such as North America, but remained weak in Europe. See “Item 5—Operating and Financial Review and Prospects—Economic Environment”. Growth of the Chinese economy, which in recent years has been one of the main demand drivers in the mining and steel industries, has continued to slow down, along with growth in other emerging economies that are substantial consumers of steel (such as Brazil, Russia, India, and many markets in the Asian, Middle Eastern and CIS regions).  A faltering of the recovery in North America, continued stagnation in Europe or a continued slowdown in emerging economies  would likely result in continued and prolonged subdued demand for (and hence the price of) steel, while a significant slowing of steel demand in China would likely have a negative impact on mineral prices. Should such events occur, they would likely have a material adverse effect on the mining and steel industries in general and on ArcelorMittal’s results of operations and financial condition in particular.

Continued weakness of the Euro-zone economy may continue to adversely affect the steel industry and ArcelorMittal’s business, results of operations and financial condition.

Steel producers with substantial sales in Europe, such as ArcelorMittal, were deeply affected by macroeconomic conditions in Europe over the 2011-2013 period, when the Euro-zone sovereign debt crisis and resulting austerity measures and other factors led to recession or stagnation in many of the national economies in the Euro-zone.  In 2013, demand for steel in the Euro-zone declined again, albeit mildly to over 30% below 2007 levels. While macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains anemic and current expectations are for a continued sluggish recovery in the Eurozone in the near to mid-term, with forecasts of 1.0% and 1.1% of growth in 2014 from the International Monetary Fund (forecast made in October 2013) and the European Central Bank (forecast made in December 2013), respectively.  Continued weakness or a renewed deterioration of the Euro-zone economy would most likely result in continued and prolonged reduced demand for (and hence price of) steel in Europe and have a material adverse effect on the European steel industry in general and on ArcelorMittal’s results of operations and financial condition in particular.

Excess capacity and oversupply in the steel industry may weigh on the profitability of steel producers, including ArcelorMittal.

In addition to economic conditions, the steel industry is affected by global and regional production capacity and fluctuations in steel imports/exports and tariffs. The steel industry globally has historically suffered from structural overcapacity, which is amplified during periods of global or regional economic weakness due to weaker global or regional demand.  In Europe, structural overcapacity is considerable, with studies indicating that European production capacity may exceed European demand by as much as 40%.  In 2013, demand levels in Europe were more than 30% below those of 2007, widely considered to have been a peak in the industry cycle.  Reaching equilibrium would therefore require supply-side reductions and/or demand recovery.  These are difficult and costly to implement in the European context.  Moreover, the supply excess could be exacerbated by an increase in imports from emerging market producers. Outside of Europe, steel production capacity in China and certain other developing economies including Russia, Ukraine and Turkey, has increased substantially in recent years in response to a rapid increase in steel consumption in those markets.

China is the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years.  Steel production capability in China now appears to be well in excess of China’s home market demand.  This imbalance has been exacerbated by the recent slowdown in China’s economic growth rate, which has led to decreased demand for steel products in China. As a result, China has become an increasingly larger net exporter of steel (principally to Asia).  Excess capacity from developing countries, such as China, may continue to result in exports of significant amounts of steel and steel products at prices that are at or below their costs of production, putting downward pressure on steel prices in other markets, including the United States and Europe.

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

Steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke. Because the production of direct reduced iron, the production of steel in electric arc furnaces (“EAFs”) and the re-heating of steel involve the use of significant amounts of energy, steel companies are also sensitive to natural gas and electricity prices and dependent on having access to reliable supplies of energy. Any prolonged interruption in the supply of raw materials or energy would adversely affect ArcelorMittal’s results of operation and financial condition.

The prices of iron ore, coking coal, coke and scrap are highly volatile (for example in 2013 iron ore spot prices fluctuated between a peak of $160 per tonne in mid-February and $110 per tonne at the end of May, see “Item 5—Operating and Financial Review and Prospects—Raw Materials”) and may be affected by, among other factors: industry structural factors (including the oligopolistic nature of the (sea-borne) iron ore industry and the fragmented nature of the steel industry); demand trends in the steel industry itself and particularly from Chinese steel producers (as the largest group of producers); massive stocking and destocking activities (sudden drops in ore prices can push end-users to delay orders pushing prices further down); new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; changes in pricing models; expansion projects of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers; and the availability and cost of transportation. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self-sufficiency rates were 62% for iron ore and 19% for pulverized coal injection (“PCI”) and coal in 2013) and is both expanding output at such mines and has new mines under development, it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties.  The Company is also exposed directly to price volatility in iron ore and coal as it sells such minerals to third parties to an increasing extent.  This volatility was reflected directly in the results of the Company’s mining segment in 2013.

Historically, energy prices have varied significantly, and this trend is expected to continue due to market conditions and other factors beyond the control of steel companies.

Steel and raw material prices have historically been highly correlated. A drop in raw material prices therefore typically triggers a decrease in steel prices. During the 2008/2009 crisis and again in 2012, both steel and raw materials prices dropped sharply. Another risk is embedded in the timing of the production cycle: rapidly falling steel prices can trigger write-downs of raw material inventory purchased when steel prices were higher, as well as of unsold finished steel products. ArcelorMittal recorded substantial write-downs in 2008/2009 as a result of this. Furthermore, a lack of correlation or a time lag in correlation between raw material and steel prices may also occur and result in a “price-cost squeeze” in the steel industry.  ArcelorMittal experienced such a squeeze in late 2011, for example, when iron ore prices fell over 30% in three weeks in October 2011 and quickly resulted in a significant fall in steel prices while lower raw material prices had yet to feed into the Company’s operating costs and it continued to sell steel products using inventory manufactured with higher priced iron ore. ArcelorMittal experienced similar price-cost squeezes at various points in 2012 and in 2013. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and sells a substantial part of its steel products at spot prices, as a steel producer, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand. In addition to the Company’s exposure as a steelmaker, protracted periods of low prices of iron ore and to a lesser extent coal would weigh on the revenues and profitability of the Company’s mining business, as occurred in the second half of 2012 and at various points in 2013.  For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company —Business Overview—Other Raw Materials and Energy”.

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

As indicated above, the prices of iron ore and steel products are influenced by many factors, including demand, worldwide production capacity, capacity-utilization rates, global prices and contract arrangements, steel inventory levels and exchange rates.  ArcelorMittal’s results have shown the material adverse effect of prolonged periods of low prices.  Following an extended period of rising prices, global steel prices fell sharply during the financial and economic crisis of 2008/2009 as a result of the sharp drop in demand exacerbated by massive industry destocking (i.e., customer reductions of steel inventories).  This had a material adverse effect on ArcelorMittal and other steel producers, who experienced lower revenues, margins and, as discussed further below, write-downs of finished steel products and raw material inventories.  Steel prices gradually recovered in late 2009 and into 2010 while remaining below their pre-financial crisis peaks. Steel prices were highly volatile in both 2011 and 2012, with particularly sharp drops in both steel and iron ore prices occurring during the third quarter of 2012. In 2013, steel prices (as well as iron ore prices) were volatile, and remained subject to the risk of price corrections, in particular to spreads between higher prices in the United States than in China. ArcelorMittal’s results will likely continue to be affected by volatility in steel and raw material prices, as well as the ongoing risk of protracted low steel prices as any sustained steel price recovery would likely require raw material price support as well as a broad economic recovery in order to underpin an increase in real demand for steel products by end users.

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

In addition, ArcelorMittal has significant exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers, a recurrence of which could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations”.

ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.

ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities. Considering temporary or structural overcapacity in the current market situation, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand with operating costs still incurred at such idled facilities.

When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities.

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

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations impose increasingly stringent environmental protection standards regarding, among others, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations can be significant, and compliance with new and more stringent obligations may require additional capital expenditures or modifications in operating practices. Failure to comply can result in civil and or criminal penalties being imposed, the suspension of permits, requirements to curtail or suspend operations and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, environmental incidents or accidents may occur that negatively affect the Company’s reputation or the operations of key facilities.

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

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Laws and regulations restricting emissions of greenhouse gases could force ArcelorMittal to incur increased capital and operating costs and could have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (CO2), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use. The EU has established greenhouse gas regulations and is revising its emission trading system for the period 2013 to 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances.  The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. Further measures, in the EU, the United States, and many other countries, may be enacted in the future. In particular, an international agreement, the Durban Platform for Enhanced Action, calls for a second phase of the Kyoto Protocol’s greenhouse gas emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020.  Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales.

Moreover, many developing nations have not yet instituted significant greenhouse gas regulations. It is possible that a future international agreement to regulate emissions may provide exemptions and lower standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities”.

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

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4B—Information on the Company—Business Overview—Government Regulations—Health and Safety Laws and Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns.  For example, in August 2012 a local court in Italy ordered the partial closure of another company’s large steel manufacturing facility, based on concerns that its long lasting air emissions were harming the health of workers and nearby residents.  The industry is concerned that the court decision could lead to more stringent permit and other requirements, particularly at the local level, or to other similar local or national court decisions in the EU.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2013, ArcelorMittal had total debt outstanding of $22.3 billion, consisting of $4.1 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $18.2 billion of long-term indebtedness. As of December 31, 2013, ArcelorMittal had $6.2 billion of cash and cash equivalents, including restricted cash, and $6.0 billion available to be drawn under existing credit facilities. As of December 31, 2013, substantial amounts of indebtedness mature in 2014 ($4.1 billion), 2015 ($2.5 billion), 2016 ($2.4 billion), 2017 ($2.9 billion) and 2018 ($2.3 billion). See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

If the mining and steel markets were to deteriorate again, consequently reducing operating cash flows, ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity) would likely increase, absent sufficient asset disposals and further capital raises.  In such a scenario, ArcelorMittal may have difficulty accessing financial markets to refinance maturing debt on acceptable terms or, in extreme scenarios, come under liquidity pressure.  ArcelorMittal’s access to financial markets for refinancing also depends on conditions in the global capital and credit markets which are volatile.  During the 2008/2009 financial and economic crisis and again at the height of the Euro-zone sovereign debt crisis, access to the financial markets was restricted for many companies and various macroeconomic and financial market factors could cause this to happen again. Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.  While ArcelorMittal is targeting a further reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments), there is no assurance that it will succeed.

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in January 2013), which could (depending on how they are structured) dilute the interests of existing shareholders.  In addition, ArcelorMittal is pursuing a policy of asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from them may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of minority interests, such as the ArcelorMittal Mines Canada transaction completed in 2013), this could reduce ArcelorMittal’s consolidated cash flows and or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry or macroeconomic trends (such as global or regional recessions) and trends in credit and capital markets more generally.  In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook.  The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the August, November and December 2012 downgrades resulted in increased interest expense. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants.  These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one or 3.5 to one, depending on the facility (See “Item 5.B—Operating and

Financial Review and Prospects—Liquidity and Capital Resources”). As of December 31, 2013, the Company was in compliance with the Leverage Ratios.

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

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed.  After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 93% of its debt at fixed interest rates and 7% at floating rates as of December 31, 2013.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 29% of which is denominated in euros as of December 31, 2013, while its financial statements are denominated in U.S. dollars.  This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its growth strategy, the Company plans to expand its steel-making capacity and raw materials production through a combination of brownfield growth, new greenfield projects and acquisitions, mainly in emerging markets. See “Item 4.B—Information on the Company—Business Overview—Business Strategy”.  To the extent that these plans proceed, these projects would require substantial capital expenditures, including in 2014 and 2015, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s Keonjhar steel project in India, which resulted in the abandonment of the project see “Item 4.A—Information on the Company —History and Development of the Company—Updates on Previously Announced Investment Projects”), managing relationships with or obtaining consents from other shareholders, revision of economic viability (as experienced, for example, in connection with the termination of the  Mauritania iron ore mining project see “Item 4.A—Information on the Company —History and Development of the Company—Updates on Previously Announced Investment Projects”), demand for the Company’s products and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk.  For example, the Company, via Baffinland Iron Mines Corporation (“Baffinland”), a 50/50 joint arrangement, is developing the Mary River iron ore deposit in the northern end of Baffin Island in the Canadian Arctic.  The scale of this project, which has been split into several developmental phases, the first of which was commenced in 2013, and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation and other infrastructure and environmental concerns.  Similar to other greenfield development projects, it is subject to construction and permitting risks, including the risk of significant cost overruns and delays in construction, infrastructure development, start-up and commissioning.  The region is known for its harsh and unpredictable weather conditions resulting in periods of limited access and general lack of infrastructure.  Other specific risks the project is subject to include, but are not limited to (i) delays in obtaining, or conditions imposed by, regulatory approvals; (ii) risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required; (iii) existing litigation risks; (iv) fluctuations in prices for iron ore affecting the future profitability of the project; and (v) risks associated with the Company and its partner being in a position to finance their respective share of project costs and/or obtaining financing on commercially reasonable terms.  As a result, there can be no assurance that the Mary River Project will proceed in accordance with current expectations.

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

ArcelorMittal is exposed to all of these hazards. The occurrence of any of the events listed above could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

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

ArcelorMittal results from Mittal Steel’s 2006 acquisition of, and 2007 merger with, Arcelor, a company of approximately equivalent size. Arcelor itself resulted from the combination of three steel companies, and Mittal Steel had previously grown through numerous acquisitions over many years. ArcelorMittal made numerous acquisitions in 2007 and 2008.  While the Company’s large-scale M&A activity has been less extensive since the 2008 financial crisis, it could make substantial acquisitions at any time.  For example, in November 2013, the Company entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire from ThyssenKrupp 100% of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant situated in Calvert, Alabama, for an agreed price of $1.55 billion. The waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act (“U.S. HSR Act”) terminated on January 29, 2014 with respect to this acquisition. The transaction is expected to close during the first quarter of 2014.

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

As of December 31, 2013, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 656,031,811 shares, representing 39.39% of ArcelorMittal’s outstanding shares. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders”. The trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal could have an adverse effect on its business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, has for over 30 years contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have an adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key person life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs.  Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, South Africa, Ukraine and Venezuela.  Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity.  Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.  Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

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

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments during the fourth quarter, or when changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined on the basis of value in use calculations, which depend on certain key assumptions. These include assumptions regarding the shipments, discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 10 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2012, the Company recorded an impairment charge of $4.3 billion with respect to goodwill in its European businesses ($2.5 billion, $1 billion and $0.8 billion in the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions segments, respectively). Following these impairment charges, substantial amounts of goodwill and other intangible assets remain recorded on its balance sheet (there was $7.7 billion of goodwill and $1.0 billion of other intangibles on the balance sheet at December 31, 2013). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions continue to deteriorate. In particular, management believes that reasonably possible changes in key assumptions would cause an additional impairment loss to be recognized in respect of the Flat Carbon Europe, Flat Carbon Americas, Long Carbon

Europe and AACIS segments, which account for $5.2 billion of goodwill at December 31, 2013. See Note 10 to ArcelorMittal’s consolidated financial statements.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure.  In addition, ArcelorMittal has plans to continue certain investment projects and has certain capital expenditure obligations from transactions entered into in the past.  See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”, “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 24 to ArcelorMittal’s consolidated financial statements.  ArcelorMittal expects to fund these capital expenditures primarily through internal sources.  Such sources may not suffice, however, depending on the amount of internally generated cash flow and other uses of cash.  If not, ArcelorMittal may need to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries could require the Company to make substantial cash contributions to pension plans or to pay for employee healthcare, which may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2013, the value of ArcelorMittal USA’s pension plan assets was $2.9 billion, while the projected benefit obligation was $3.6 billion, resulting in a deficit of $0.7 billion. At December 31, 2013, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $3.2 billion, while the projected benefit obligation was $3.6 billion, resulting in a deficit of $0.4 billion. At December 31, 2013, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.8 billion, while the projected benefit obligation was $2.8 billion, resulting in a deficit of $2.0 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2013. The consolidated obligations totaled $5.9 billion as of December 31, 2013, while underlying plan assets were only $0.7 billion, resulting in a deficit of $5.2 billion. See Note 25 to ArcelorMittal’s consolidated financial statements.

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

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation (see “Item 6.D—Directors, Senior Management and Employees—Employees). Strikes or work stoppages could occur prior to, or during, the negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to close certain sites.  ArcelorMittal periodically experiences strikes and work stoppages at various facilities.  Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal.

Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary shutdowns and closures of plants.  These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy.  For example, in 2012, the announced closure of the liquid phase of ArcelorMittal’s plant in Florange, France attracted substantial media and political attention – even at one stage involving the threat of nationalization – and the resolution was negotiated with the government.  Such situations carry the risk of delaying or increasing the cost of production rationalization measures, harming ArcelorMittal’s reputation and business standing in given markets and even the risk of nationalization.

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

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.  For example, widespread civil unrest in the Ukraine resulted in the removal of the President from office in February 2014 and calls by the country’s interim leadership for a presidential election in the coming months. In addition, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacan, Sinaloa and Sonora in Mexico.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has implemented a number of selective nationalizations of companies operating in the country to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

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

ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations.  In Europe, the ongoing weakness raises the risk of a substantial depreciation of the euro against the U.S. dollar.  In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela and Ukraine, the risk of significant currency devaluation is high. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls, in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Key Currency Regulations and Exchange Controls”.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, such as the fire that occurred in February 2013 at the Vanderbijlpark plant of ArcelorMittal South Africa (see “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”). To the extent that lost production as a result of such a disruption cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.

Natural disasters could damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes of varying magnitudes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The ArcelorMittal wire drawing operations in the United States are located in an area subject to tornados. Extensive damage to the foregoing facilities or any of ArcelorMittal’s other major production complexes and potential resulting staff casualties, whether as a result of floods, earthquakes, tornados, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

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

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets and its historically acquisitive growth strategy, ArcelorMittal could be subject to governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in September 2008, Standard Iron Works filed a class action complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. In June 2009, the court denied the motion to dismiss and the class certification discovery and briefing stage has now closed, though no decision on class certification has been issued by the court yet.  The hearing on the pending class certification motion is scheduled for March 2014.  Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil, Germany, Romania and South Africa. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Competition/Antitrust Claims”.

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

ArcelorMittal is currently and may in the future be subject to legal proceedings, the resolution of which could negatively affect the Company’s profitability and cash flow in a particular period.

ArcelorMittal’s profitability or cash flow in a particular period could be affected by adverse rulings in legal proceeding currently pending or by legal proceedings that may be filed against the Company in the future. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings”.

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

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 21 to ArcelorMittal’s consolidated financial statements.

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

At December 31, 2013, ArcelorMittal had $8.9 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2013, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.9 billion was at least $32.1 billion at certain operating subsidiaries.

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

The audit report included in this annual report has been prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board (“PCAOB”), as such, investors in ArcelorMittal currently do not have the benefits of PCAOB oversight.

ArcelorMittal’s auditor, Deloitte Audit, S.à.r.l., as an auditor of companies with shares that are traded publicly in the United States and as a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

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

ArcelorMittal had sales of $79.4 billion, steel shipments of 84.3 million tonnes, crude steel production of 91.2 million tonnes, iron ore production from own mines and strategic contracts of 70.1 million tonnes and coal production from own mines and strategic contracts of 8.8 million tonnes for the year ended December 31, 2013, as compared to sales of $84.2 billion, steel shipments of 83.8 million tonnes, crude steel production of 88.2 million tonnes, iron ore production of 68.1 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2012.

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2013, was $2.5 billion, or $(1.46) per share, as compared with net loss attributable to equity holders of the parent of $3.4 billion, or $(2.17) per share, for the year ended December 31, 2012.

As of December 31, 2013, ArcelorMittal had equity attributable to equity of the parent of $49.8 billion, total debt of $22.3 billion and cash and cash equivalents, including restricted cash, of $6.2 billion as compared to equity attributable to equity of the parent of $47.0 billion, total debt of $26.3 billion and cash and cash equivalents, including restricted cash, of $4.5 billion as of December 31, 2012.

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations to outperform its competitors.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; unmatched technical capabilities; diverse portfolio of steel and related businesses, particularly mining; and financial capability. The Company’s strategy is further detailed under “Item 4.B—Information on the Company—Business Overview—Business Strategy”.

 Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is a significant steel producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 57 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2013, ArcelorMittal had approximately 232,000 employees.

ArcelorMittal reports its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; AACIS; Distribution Solutions; and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations were therefore reported as discontinued operations. Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

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

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2013 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for its own use), approximately 62% of ArcelorMittal’s iron-ore requirements and approximately 19% of its PCI and coal requirements were supplied from its own mines or from strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has prospective mining developments in Canada and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. It has coal mining projects under prospective development in India. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 88% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 18 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Distribution Solutions segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Sibalsa (Mexico) in 1992, Sidbec Dosco (Canada) in 1994, Hamburger Stahlwerk (Germany) and Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

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

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. Merger and acquisition activity remained limited in 2010 but increased somewhat in 2011 with the acquisition (along with a partner) of Baffinland. Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (sale of stakes in Macarthur Coal, Enovos, Paul Wurth and Erdemir; sale of Skyline Steel; agreed sale of stake in Kalagadi Manganese; agreed sale of steel cord business). Acquisition activity restarted again in November 2013 with ArcelorMittal’s announced acquisition of TK Steel USA through a 50/50 joint venture partnership entered into with NSSMC.

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

In the strong market environment that prevailed in the 2005-2008 period, the Company announced a series of proposed greenfield and brownfield investment projects.  As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and has continued subsequently to reassess the cost-benefit and feasibility calculations of these projects.  It has also in more recent years readjusted its investment priorities, with increasing focus on mining projects and less focus on steelmaking projects (above and beyond maintenance capital expenditures).  These trends and changes in focus are apparent from the capital expenditure numbers.  Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects. In 2012, capital expenditure decreased slightly to $4.7 billion, $3.2 billion of which was related to maintenance (including health and safety investments) and $1.5 billion dedicated to growth projects mainly in mining. In 2013, capital expenditure decreased to $3.5 billion, $2.4 billion of which was related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining. In 2014, capital expenditure is expected to amount to approximately $3.8-4.0 billion and to include the roll-over of some capital expenditure from 2013.  Accordingly, while the Company continues to study certain of the previously announced investment projects summarized below, no assurance can be given that they will proceed.

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Odisha at a cost estimated at the time as in excess of $10 billion. Implementation of these projects was delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and the fact that, in the meantime, the Company had explored alternative investment opportunities. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three-million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government would facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. Concerning the Odisha project, the Company decided in July 2013 not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar and it accordingly informed the Odisha Government that it would not seek to extend the memorandum of understanding with the Odisha Government, which became eligible for renewal on December 31, 2011.

The Company also explored other investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisages the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively. This leaves a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation expected to be completed during the first quarter of 2014. The Company is also in the process of finalizing the subcontractor agreements related to the fencing and safeguarding of the entire land in Karnataka, which are expected to start during the first quarter of 2014. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has applied for mining leases, although following a recent Supreme Court order relating to illegal mining activities in the State of Karnataka, and new mining legislation proposed by the Government of India, the allocation of new mining leases in Karnataka has been put on hold. A draft feasibility report for the contemplated steel plant has been completed and hydrological and environmental impact assessment studies have been initiated.

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

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with initial targeted completion in late 2012. In light of market uncertainty, however, the Monlevade project has been temporarily halted in the third quarter of 2011.  During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which is expected to be completed in two phases with the first phase expected to be finished in 2015 and focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and Juiz de Fora rebar capacity increase from 50,000 to 400,000 tonnes per year and meltshop capacity increase by 200,000 tonnes. A decision regarding the execution of the second phase of the project will be taken at a later date.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”), one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of CNY 4.5 billion ($743 million). Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010. In June 2012, ArcelorMittal and the Valin Group announced that ArcelorMittal would increase its shareholding in VAMA from 33% to 49%.  Pursuant to a new shareholding agreement, the Valin Group and ArcelorMittal increased VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $859 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $297 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The project is currently in an equipment construction phase. The joint venture is expected to become operational in the second half of 2014.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies (“BJG”) for the design and construction of a seamless tube mill in Saudi Arabia to be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf.  ArcelorMittal, through its subsidiary ArcelorMittal Tubular Products International B.V. (“AMTPI”), currently holds 51% and BJG’s transferee, Al-Tanmiah for Industrial & Commercial Investment Company, holds 49% of the joint venture company, which is managed under the joint control of both investors.  The first pipe was successfully produced in November 2013.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. Production of direct ship ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of four million tonnes in 2012. An expansion of production to reach capacity of 15 million tonnes per annum of concentrate in 2015 that requires investments in a concentrator, sag mills, stacker-reclaimers and power plants has commenced.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. In November 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing, subject to various conditions including financing by the buyer, for the acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. As of the date of this annual report, ArcelorMittal has not been notified of the satisfaction of the financing arrangements.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal completed exploratory works and a feasibility study in 2013, which showed only a limited viability of the project. As a result, the Parties terminated the agreement.

Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”)  owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore’s share of the project funding obligations was proportionately increased.

Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a phased development with multiple phases. In July 2013, Baffinland received its required permit for the overall project, allowing for the commencement of phase 1 activities. Phase 1 comprises a low-cost capital investment expected to result in production of 3.5 million tonnes per annum in 2015 with a road haulage option.  Subsequent phases, to be implemented when attractive financing terms are available, would involve the expansion of mining facilities and construction of additional infrastructure so as to ship a minimum of 18 million tonnes per annum of high grade, direct shipped lump and sinter ore. The Company has submitted a request for amendment to its permit to allow for shipment of ore through the northern route, which is in process.

Key Transactions and Events in 2013

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2013 are summarized below.

•         On December 11, 2013 ArcelorMittal announced that, following an internal review aimed at simplifying its organizational structure, the Company’s business will be managed according to region, while product specializations will be maintained within each region. The changes took effect as from January 1, 2014. Management of the business will be re-organized as follows, with the following Group Management Board (“GMB”) responsibilities:

–         Flat Carbon Europe, Long Carbon Europe and Distribution Solutions will report to Aditya Mittal as Chief Executive Officer of ArcelorMittal Europe.  Aditya Mittal will remain Chief Financial Officer of ArcelorMittal.

–         Flat Carbon Americas and Long Carbon Americas will report to Lou Schorsch as Chief Executive Officer of ArcelorMittal Americas.  Lou Schorsch will remain responsible on a Group-wide basis for Strategy, Technology, Research and Development and Automotive and Commercial Coordination.

–         Sudhir Maheshwari will remain Chief Executive Officer of India and China and will remain responsible for Mergers and Acquisitions, Finance and Risk Management.

–         Algeria, Kazakhstan, South Africa and Ukraine will report to Davinder Chugh as Chief Executive Officer of ArcelorMittal Africa and the CIS.

–         Tubular Products will report to Gonzalo Urquijo, who will also become Group Head of Health and Safety and Corporate Affairs, which include Government Affairs, Corporate Responsibility and Communication.

In addition, Michel Wurth will retire from the Company in April 2014, but will remain chairman of ArcelorMittal Luxembourg and, subject to approval at the ArcelorMittal annual general shareholders’ meeting, serve as a member of the ArcelorMittal Board of Directors.

•         On December 10, 2013, ArcelorMittal announced that it had entered into an agreement with Bekaert Group (“Bekaert”), a worldwide market and technology leader in steel wire transformation and coatings, with a view to extending its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal and Bekaert have been partners in Brazil since 1975. Under the terms of the agreement, both partners will invest in ArcelorMittal’s existing steel wire plant in Costa Rica and will build a new Dramix® steel fibre manufacturing plant on the Orotina industrial site in Costa Rica. The partners will invest approximately $20 million over two years in the new plant, which will have an annual production capacity of 20,000 tons of Dramix® steel fibres.  ArcelorMittal and Bekaert will consummate the transaction by exchanging shareholdings in various businesses on a net zero-cash basis. ArcelorMittal will become a minority shareholder in the Ideal Alambrec Ecuador wire plant, which will be controlled by Bekaert; Bekaert will become the controlling partner of a steel wire products business in Costa Rica (representing 73% of the wire business of ArcelorMittal Costa Rica) that will be renamed BIA Alambres Costa Rica SA; and ArcelorMittal will transfer its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil that is currently a branch of  Belgo Bekaert Arames (“BBA”), to Bekaert. The transaction also includes wire rod supply agreements between the Company and Bekaert, and a cable wire supply agreement between BBA and Bakaert. The transaction is expected to close in the first quarter of 2014 subject to regulatory approvals in certain markets.

•         On December 9, 2013, ArcelorMittal entered into an agreement with Kiswire Ltd. for the sale of  its 50% stake in the joint venture Kiswire ArcelorMittal Ltd (South Korea)  and other steel cord assets in the U.S., Europe and Asia for a total consideration of $169 million. The transaction is expected to be completed in the second quarter of 2014, subject to regulatory approvals.

•         On December 7, 2013, ArcelorMittal Liège agreed the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. On January 24, 2013, ArcelorMittal Liège had informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège had proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) hot-dip galvanizing lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company had also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. Pursuant to the industrial plan agreed on September 30, 2013, six lines will be maintained: five strategic lines and the hot-dip galvanizing line 5.  ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program. ArcelorMittal also confirmed that research and development work will continue in Liège.

•         On November 29, 2013, ArcelorMittal announced that it had entered into a 50/50 joint venture partnership with NSSMC to acquire 100% of TK Steel USA from ThyssenKrupp for $1,550 million. TK Steel USA is a steel processing plant situated in Calvert, Alabama, with a total hot-strip mill capacity of 5.3 million tons and hot rolling, cold rolling and coating lines (out of which 1.0 million tons is reserved for stainless steel on a tolling basis). The transaction is expected to be financed through a combination of equity and debt at the joint venture level. Neither ArcelorMittal nor NSSMC is taking on any debt as part of the transaction. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from ThyssenKrupp Companhia Siderúrgica do Atlântico (“TK CSA”), an integrated steel mill complex located in Rio de Janeiro,

Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be principally responsible for marketing the product on behalf of the joint venture. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the joint venture. The waiting period under the U.S. HSR Act terminated on January 29, 2014. The termination of the U.S. HSR Act waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close during the first quarter of 2014.

•         On November 26, 2013, ArcelorMittal completed amendments to two credit facilities. It reduced its syndicated revolving credit facility originally entered into in March 2011, which may be utilized for general corporate purposes and which matures in 2016, from $6 billion to $3.6 billion. It also reduced its syndicated revolving credit facility originally entered into in May 2010, which may be utilized for general corporate purposes, from $4 billion to $2.4 billion, and it extended the maturity date of that facility to November 6, 2018.

•         On November 5, 2013, ArcelorMittal’s 52% subsidiary, ArcelorMittal South Africa, entered into an agreement with Sishen Iron Ore Company Ltd (“SIOC”), a subsidiary of Kumba, relating to the long-term supply of iron ore.  Under the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal South Africa may purchase from SIOC up to 6.25 million tonnes of iron ore per year, pursuant to agreed specifications and lump-fine ratios. The price of iron ore sold by SIOC to ArcelorMittal South Africa  will be determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.  The volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of the agreement.  The agreement settles various disputes between the parties (see “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”).

•         On October 10, 2013, ArcelorMittal completed its sale of 233,169,183 shares (the “Shares”) in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of approximately $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares in Erdemir, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal agreed to a 180-day lock-up period on its remaining stake in Erdemir.

•         On October 5, 2013 ArcelorMittal and Sider, an Algerian state-owned company, entered into a strategic agreement including an investment plan of $763 million in relation to the steel complex at Annaba and the Tebessa mines in Ouenza and Boukhadra. The plan includes a project to more than double the Annaba plant’s production capacity from 1 million to 2.2 million tons per year by 2017. In return for diluting the Group’s ownership interest in Annaba (effective December 17, 2013) and Tebessa from 70% to 49%, the Government of Algeria offered various incentives, including low-cost local bank financing. The investment plan will be funded by equity contributions from shareholders and bank financing.

•         In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.   The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the Fall of 2015. ArcelorMittal will vigorously defend against any claims made for damages in the second phase of the arbitration.  It should now be considered that the project will not be implemented under the 2007 agreements.

•         Effective August 3, 2013, Bill Scotting became chief executive officer of Mining. He replaced Peter Kukielski, who had been the chief executive officer since December 2008 and member of the GMB and who left the Company on August 3, 2013 to pursue new opportunities.

•         On July 17, 2013, ArcelorMittal announced that it had informed the Government of Odisha’s Chief Secretary that the Company had decided not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar. The project had faced significant external delays and ArcelorMittal had not been able to acquire the requisite land for the steel plant, nor had it been able to ensure captive iron ore security, which is a necessary requirement for the project. The Company further stated that this decision did not affect ArcelorMittal’s plan to pursue its two other previously announced greenfield developments in India (in Jharkhand and Karnataka).

•         On June 28, 2013, ArcelorMittal completed the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014. ArcelorMittal purchased $310.7 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $327.0 million. On July 16, 2013, the final settlement date, ArcelorMittal purchased an additional $0.8 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $0.8 million. Accordingly, a total of $311.5 million principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of $327.8 million. Upon settlement for all of the notes accepted pursuant to the offer, $188.5 million principal amount remained outstanding.

•         On June 26, 2013, ArcelorMittal completed a zero premium cash tender offer to purchase any and all of its 4.625% euro-denominated notes due in November 2014. ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  After the tender offer, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

•         Pursuant to an agreement dated December 31, 2012, ArcelorMittal Mines Canada, a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”), and also including certain financial investors, created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. In the first half of 2013, the consortium completed the acquisition, through two installments, of an aggregate 15% interest in the joint ventures for a total consideration of $1.1 billion in cash.  On March 15, 2013, the consortium acquired an 11.05% interest in the joint ventures for $810 million, and on May 30, 2013, the consortium purchased a further 3.95% interest in the joint ventures for  $290 million. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

•         On February 20, 2013, Nunavut Iron Ore increased its shareholding in Baffinland from 30% to 50% following entry into a joint arrangement with ArcelorMittal. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut (Canada).  As consideration, Nunavut Iron Ore’s share of the funding obligation for the development of Baffinland’s Mary River iron ore project was increased in line with its increased shareholding. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights.

•         On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident.  The resulting operating loss net of insurance indemnification is currently estimated at $56 million.

•         ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary share offering generated gross proceeds of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 per ordinary share. The MCN offering generated gross proceeds of $2.25 billion. The notes have a maturity of three years, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary share offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94).  The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2013, $16.49 and $20.61, respectively. The Mittal family purchased $300 million of MCNs and $300 million of ordinary shares in the offering. ArcelorMittal used the net proceeds from the combined offering to reduce existing indebtedness.

Recent Developments

•         On January 21, 2014, ArcelorMittal announced the extension of the conversion date for the $1billion privately placed mandatory convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on January16, 2014. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed. The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental, both of which are held by ArcelorMittal subsidiaries.

•         On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-3746

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3985

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

B.    Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 119 million tonnes of crude steel for the year ended December 31, 2013. Steel shipments for the year ended December 31, 2013 totaled 84.3 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, a significant steel producer in the CIS region, and has a growing presence in Asia, including investments in China and India. It is also the largest steel producer in the EU, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).

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

A world-class mining business.  ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2013, ArcelorMittal mines and strategic contracts produced 70.1 million tonnes of iron ore and met 62 % of the Company’s iron ore requirements, and produced 8.8 million tonnes of coking coal and PCI and met 19 % of the Company’s PCI and coal requirements. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2013, ArcelorMittal’s iron ore reserves are estimated at 4.6 billion tonnes run of mine and its total coking coal reserves are estimated at 318 million tonnes run of mine or 173 wet recoverable million tonnes.

The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. Since January 1, 2011, the mining business has been managed separately as a segment. This enhances the ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Market-leading automotive steel business. The Company estimates its flat products share of the global automotive steel market at approximately 17% in 2013. In total, the automotive industry consumed approximately 13.2 million tonnes of steel in 2013, which represents 16% of the Company’s total steel shipments for the year.

Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide highly engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve up to 19% weight reduction with the solutions offered. Building on this, in June 2013, ArcelorMittal launched an innovative ultra-lightweight steel car door, which is 30% less expensive than an aluminum door. Further solutions developed for the pick-up trucks market offer up to 23% weight savings.

ArcelorMittal’s deliveries to the automotive industry are mainly in the natural geographic markets of its production facilities in Europe, North and South America and South Africa. The Company also exports certain specialty products to China, where it is developing its position in advance of production through VAMA, its joint venture with Hunan Valin expected to become operational during the second half of 2014 (see “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”). Its product mix is oriented toward higher value products and mainly to OEMs directly where the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and eventually, in China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has joint ventures and has also developed a global downstream network with partners through its Distribution Solutions segment. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and Development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating continuous product and process improvement. With 11 major research centers, ArcelorMittal possesses a leading R&D capability among steel producers. The Company also maintains strong academic partnerships with universities and other scientific bodies, while its close customer relationships and well-established design and engineering skills enable it to foster the development of new steel products and solutions that meet its customers' evolving needs. In 2013, ArcelorMittal’s R&D expense was $270 million.

The main focuses of ArcelorMittal’s R&D are:

•         Maintaining the competitiveness of steel versus alternative materials, particularly in ArcelorMittal's unique automotive franchise. R&D has been at the forefront of industry developments to pioneer advanced high-strength steel (“AHSS”) grades and manufacturing processes that help automotive customers create lighter yet stronger vehicles and meet demanding new targets for fuel economy. These developments are designed to ensure that steel remains the material of choice for the automotive industry of the future, while protecting and expanding the Company's market share in this segment. The S-in motion® project, introduced in 2010, reduces the body weight of a typical C-segment vehicle by up to 19% and has been widely adopted to differing degrees by automotive producers worldwide. In 2013, Honda launched a new MDX SUV model incorporating ArcelorMittal's integrated door ring concept, which combines the benefits of laser welding technology with the high performance of press hardened steel (“PHS”), combining substantial weight savings with a major advance in crash-resistance. A new project on the model of S-in motion® has been launched to offer weight saving solutions for the light truck market. A third generation of AHSS is now in development to take the lightweighting process a further step forward. A first steel grade belonging to this family of products was commercialized in 2013. Other grades will be ready for approval in 2014. The Company also intends to expand its Usibor® range for hot stamping. It will especially progress in the development of Usibor® 2000 which enables another 10% lightweighting compared to the regular Usibor®.

•         Creating niche products to grow ArcelorMittal's non-auto segments. In the construction sector, a prime focus for R&D is the development of low-energy buildings. Rather than simply providing steel components, the approach is holistic, encompassing a variety of techniques. These range from new floor systems offering high levels of insulation to photo-voltaic steel roof products, the latter being currently developed in the Phoster project co-financed by the EU Life+ program. As the global leader in sheet piles, ArcelorMittal continues to broaden and improve its offering. The focus of R&D is on improved installation, new coatings and improved corrosion-resistance.

•         The R&D department has pioneered unique fire-resistance qualities involving new steel coatings and the use of composite materials. In electrical steels, ArcelorMittal launched a new generation of steels for electrical motors in 2013. Aimed at the automotive industry, the iCAReTM products offer a major advance in mechanical performance, combining low core loss with good magnetic permeability. The R&D department is now working with automotive customers on the application of iCAReTM to their hybrid and electrical vehicles. In the energy markets, the R&D department is engaged in a wide range of projects. With respect to American Petroleum Institute (“API”) products used in the transmission of oil and gas, the R&D team is developing a new generation of higher strength materials designed to perform in conditions of extreme cold and new corrosion-resistant products for the transportation of sour crudes. It is also working with a major oil company to apply AHSS in the manufacture of offshore oil platforms in order to both reduce their CO₂  footprint and to cope with Arctic conditions. ArcelorMittal is a large supplier of steels for wind turbine towers. The R&D department is currently developing alternative designs and new steels for both on-shore and off-shore towers that will reduce a tower's CO₂  footprint, improve corrosion performance and facilitate installation. In packaging, a new generation of ultra-thin steels was launched in 2013 and the R&D team will focus on further decreasing the gauge of packaging steels while improving their formability in 2014. The next generation of steels will be uniquely compatible with the new, ecologically friendly coatings required under new EU regulations.

•         Ensuring a continuing and growing contribution to ArcelorMittal's management gains program through research dedicated to improving the Company’s steelmaking processes. One of the biggest contributors to process savings in 2013 was the roll-out of innovative, research-developed technical solutions throughout the Company.  In all, there were 145 instances of new process technology roll-outs in 2013. More than 190 are planned for 2014.  R&D also supports ArcelorMittal's involvement in the Low-Impact Steelmaking (“LIS”) program, being led in collaboration with the French government authorities. Launched in April 2013, the LIS program aims to reduce the level of CO₂  in the steelmaking process through the recycling of blast furnace top gas and the use of captured CO₂.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•         Diversified production process. In 2013, approximately 67.2 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 20.9 million tonnes through the electric arc furnace route and approximately 3.1 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•         Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges. As a global steel producer with a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop and as market needs evolve, local customers will require increasingly advanced steel products. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

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

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn that commenced in late 2008. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening Euro-zone sovereign debt crisis starting in the summer of 2011 and subsequent recession in certain of its key markets, ArcelorMittal accelerated its operating results improvement plans in order to maintain its leadership position in the steel industry and to continue to be competitive on costs.

In this respect, during the third quarter of 2012, the Company achieved its target to reach management gains of $4.8 billion from sustainable selling, general and administrative expenses (“SG&A”), fixed and variable cost reductions, ahead of its initial schedule. During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. Action plans and detailed targets have been set and rolled out to the various business units, and progress will be monitored and reported upon in future quarters. The Company is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs. As of December 31, 2013, $1.1 billion of improvements had been achieved on an annualized run-rate basis.

In September 2011, the Company launched an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. This process is advancing as planned and the essential components of asset optimization have been implemented. As of the December 31, 2013, the total costs of implementing the announced program (restructuring costs and fixed asset impairments) totalled $2.1 billion (of which $0.8 billion was non-cash) and no further significant charges are anticipated. The Company mothballed the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France in 2012 and, pursuant to the industrial plan agreed on September 30, 2013 for ArcelorMittal Liège, the Company agreed that six lines will be maintained. See “Item 4.A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2013”. As of December 31, 2013, including residual cost effects, the targeted $1 billion annual savings rate has been exceeded on a run-rate basis.

The Company had temporarily suspended steel growth capital expenditure, but, in the second half of 2013, selective steel capital expenditure projects were restarted to support the development of key activities, while maintaining a focus on core growth capital expenditure in mining.

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

Due to difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity. Due to continuing weaker demand, as well as uncertainties arising from the Euro-zone sovereign debt crisis, M&A activity also remained subdued for most of 2010, 2011 (with the exception of the Baffinland transaction) and 2012, as the Company focused on targeted cost improvement through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. As global market conditions gradually improve and signs of stability emerge in Europe, the Company has begun to take advantage of selected growth opportunities, including in the mining and steel sectors and in emerging markets. In November 2013, for example, ArcelorMittal entered into a 50/50 joint venture partnership with NSSMC to acquire TK Steel USA, a steel processing plant situated in Calvert, Alabama, with a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines (out of  which 1.0 million tons is reserved for stainless steel on a tolling basis). The waiting period under the U.S. HSR Act terminated on January 29, 2014. The termination of the U.S. HSR Act waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close during the first quarter of 2014.

Corporate responsibility.

ArcelorMittal's commitment to corporate responsibility (“CR”) is an important driver of long-term shareholder value. By acting in a responsible and transparent manner, and by maintaining good relationships with stakeholders, the Company can better manage social and environmental risk, mitigate the impact of its operations on society, meet local expectations and foster local economic development. ArcelorMittal's CR approach is structured around four areas: making steel more sustainable, investing in its people, enriching its communities and transparent governance. In 2013, ArcelorMittal achieved a lost time injury frequency rate of 0.8, exceeding its target and reflecting its best performance to date. The Company maintained its membership in the DJSI Europe index and was awarded “gold class” status within the steel sector in the 2013 Sustainability Yearbook produced by RobecoSAM, assessors of the Dow Jones Sustainability Index (DJSI).

Health and Safety. It is ArcelorMittal's stated aim to have the best safety record in its sector, producing steel and extracting minerals with no fatalities or lost-time injuries. The company-wide safety program, “Journey to Zero”, is designed to achieve this goal by creating a culture of shared vigilance in which the risks and hazards are understood and monitored, best practice is shared and appropriate action is taken at every level.  ArcelorMittal's advanced safety monitoring systems take into account both the physical and human aspects of workplace safety. The system includes safety leadership and awareness programs, which are backed up by workshops, training sessions and ongoing communications programs. An annual Health and Safety Day provides a focus for best-practice sharing across the Group.  Safety performance is measured by tracking the number of injuries per million hours worked that result in employees or contractors taking time off work (the “lost-time injury frequency rate” or “LTIFR”). All accidents are investigated and designated Group Management Board members review all fatalities to ensure lessons are learned throughout the Company. Management accountability for safety is reinforced through a remuneration policy that links an element of executive bonuses to the LTIFR and to the number of fatalities in the relevant area.

In Mining, the Journey to Zero program is supported by a “Courageous Leadership” campaign. This aims to ensure that everyone takes responsibility for safety — both their own and that of others.

ArcelorMittal works closely with its trade unions to drive safety improvements. A Joint Global Health and Safety Committee at the corporate level is complemented by similar committees at every production unit. ArcelorMittal is the only company in its sector to have established such a global partnership.

Journey to Zero has achieved a significant improvement in safety performance. The LTIFR has fallen for six years in a row, from 3.3 incidents per million hours worked in 2007 to 0.8 in 2013. This compares with an average of 1.4 for the steel industry in 2012 (source: World Steel Association, “Worldsteel”), the latest available data. Two ArcelorMittal business units received Worldsteel Excellence Awards in 2013 for projects that have resulted in major improvements in their safety record. Nevertheless, the Company's performance in 2013 was marred by 23 fatalities, an unacceptable and deeply saddening outcome. Reinforcing the implementation of the Company's fatality prevention standards, conducting more pro-active assessments of risk and hazards, and intensifying efforts to instill a safety culture among contractors are priorities for 2014. The LTIFR target for 2014 has been reduced to 0.8 from 1.0 in 2013. As with safety, ArcelorMittal takes a proactive approach on health. The Company is a member of the International Occupational Hygiene Association and is building a network of occupational health and hygiene professionals across the group. In 2013, more than 400 sites ran their own health awareness program, with approximately 135,000 employees participating in the various activities.

Environment. While steel production is resource-intensive, ArcelorMittal constantly seeks new ways to minimize its environmental impact, driving new efficiencies and focusing its investment where the environmental benefits can be maximized. It is important to note that, in manufacturing steel, the Company is creating a resource for future generations - one that can be almost infinitely recycled. The environmental impacts of production therefore need to be considered over the entire lifetime of the steel produced. ArcelorMittal is committed to having all its steel operations certified to internationally recognized environmental management systems, such as ISO 14001.  Nearly all the Company’s main sites had been accredited by the end of 2013.

Emissions: ArcelorMittal is committed to minimizing the environmental impact of its operations on local communities. The heaviest area of related spending is on dust emission reduction. In 2013, two such projects were completed at ArcelorMittal Temirtau in Kazakhstan, and another one is underway. These projects are designed to reduce dust emissions by approximately 2,700 tonnes a year. The total spent to date on these projects amounts to $147 million. The Company also monitors air, water, energy and residues data at all production sites and reports regularly on its performance.

CO₂:  Reducing CO₂ emissions to tackle climate change is an important challenge for the steel industry. ArcelorMittal is targeting a reduction in CO₂ emissions of 170kg per tonne of steel by 2020, equivalent to an 8% reduction in normalized emissions from the 2007 baseline. This will be achieved through improved process management, increased energy efficiency and investment in new technologies. In 2013, the Company was recognized in the Climate Disclosure Leadership Index Benelux, compiled by CDP, the world's leading climate change data portal.  In France, ArcelorMittal is leading the Low-Impact Steelmaking (LIS) program, a private-public collaboration to develop new methods of reducing CO₂ emissions in the steelmaking process. The Company also continues to develop new steel solutions that help its customers and end users reduce their CO₂ emissions. As an example, the S-in motion® program helps car makers create lighter, safer, more environmentally-friendly automobiles. A new range of electrical steels, iCAReTM, is designed to reduce the weight of electric and hybrid vehicles. ArcelorMittal is also piloting a research program to develop a photo-voltaic steel roof, called Phoster.

Energy: ArcelorMittal continuously seeks process improvements that will lessen its energy usage, thereby reducing both CO₂ emissions and costs. In the United Sates, the Company has an initiative in place to reduce energy consumption by 10% and has been honored with an “Energy Star” award from the U.S. Environmental Protection Agency for six years in a row. In Flat Carbon Europe, the Energize program initiated in early 2012 targets a 10% saving in energy costs by the end of 2015.

Recycling: With nearly 23% of crude steel produced in 2013 in electric arc furnaces, which use scrap as a feedstock, ArcelorMittal is one of the world's biggest recyclers. To ensure optimal use of scrap, the Company is participating in a global partnership program with the industry body, Worldsteel, to research country-by-country recycling practices.

By-products: To minimize final waste, a dedicated R&D team promotes the internal use of by-products such as BOF slag or oily mill sludge wherever possible or their sale for further use in the wider economy. A proprietary tool, ROMEO, has been developed to calculate the value of by-products in any usage scenario.

Water: As a major water user, ArcelorMittal acts to ensure it preserves local resources for shared use.  The Company measures inlet water by facility and by process to identify opportunities to recycle and reuse water. It also works to maintain the integrity of key water resources. In 2013, ArcelorMittal USA's achievements in respect of  the “Sustain Our Great Lakes” project, a long-term conservation partnership with six U.S. governmental agencies and a non-governmental organization, were recognized with an “Excellence in Sustainability” award from the Worldsteel.

Bio-diversity: The Company seeks to protect local biodiversity in the environments where it operates. Wherever ArcelorMittal develops a new mine or steel project, it carries out detailed environmental impact assessments so as to establish an environmental management plan covering both the life of the mine and what happens to the land afterwards. At the Company's Liberian iron ore mines, situated close to both mountain and lowland rainforests, ArcelorMittal is engaged in major environmental investments to offset the impact of the project. In Baffinland, where ArcelorMittal plans to develop a greenfield iron ore project, the Company has been carefully documenting the biotic and abiotic environment at Mary River.

Employees.  A number of programs ensure the talent within ArcelorMittal’s workforce is harnessed through the development, engagement, inclusion and leadership of all employees, and by building strong leadership for the future.

Diversity.  With a presence in 60 countries and employees from many more, the diversity of ArcelorMittal's workforce is important in bringing fresh perspectives and experiences to the business. The Company's diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds. There is a particular focus on improving the gender balance within the business and to supporting women leaders. ArcelorMittal’s Group Management Board is committed to creating and maintaining a more inclusive culture and ensuring that the Company becomes an “employer of choice” for women. It has set a goal of increasing the number of women directors from two to three by the end of 2015, based upon a board size of 11 members. In 2011, a Global Diversity and Inclusion Council (GDIC) was created to define the gender diversity and inclusion strategy, identify the barriers that women face in the business, and establish key performance indicators. With membership including one Group Management Board member and three members of the Management Committee, the Council comprises both men and women. A mentoring program for women will be launched to support the foundation of an internal network. In 2013, the ArcelorMittal University delivered two sessions of its new “Women in Leadership” course developed with the Instituto de Empresa business school in Madrid, Spain, and an inaugural “Women Emerging in Leadership” course aimed at talented women in non-managerial levels. This course will be rolled out to other regions in 2014.

Employee Development.  ArcelorMittal’s training and development activities are centered on the ArcelorMittal University (the “University”), which provides online and classroom training courses and offers a diverse choice of leadership, management, functional, technical and bespoke programs, encouraging lifelong learning and enabling professional progression. The University achieved a key landmark in February 2013 when it was awarded Corporate Learning Improvement Process (CLIP) accreditation from the European Foundation for Management Development (“EFMD”). EFMD is recognized as a high-quality accreditation body in the management field and CLIP is a benchmark for quality in the design and functioning of corporate training and educational organizations. An objective in 2013 was to bring the main campus-delivered programs to the business units to reduce travel and other costs. This was achieved with the “Explore” leadership program in Canada and South Africa and the roll-out of technical programs in the United States and CIS. Approximately 60% of the participants in steel-related training programs connected remotely from 48 different sites. The Learning Council, an advisory board on group-wide learning policies, organized the first-ever ArcelorMittal Learning Week in September 2013. More than 11,000 employees participated in the various events from approximately 60 locations. Given the success of the event, Learning Week will now be an annual event for all employees.

Employee Engagement. ArcelorMittal views employee engagement as a combination of alignment  (knowing what to do) and engagement  (wanting to do it). In all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. The principal vehicle to help the Company’s management understand and measure employees’ opinions, attitudes and satisfaction is the ArcelorMittal Climate Survey. The survey looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership. In 2013, the survey registered the highest ever rate of response, at 75% of the targeted population. The majority of business units showed increased favorability in the way the Company engaged with employees. At the Group level, favorability increased across all areas. Employees specifically rated health and safety and communications as consistently strong across the organization. Leaders are encouraged to hold regular, formal face-to-face meetings at the segment, business unit, country and operation level. Other initiatives include “Lunch & Learn” training sessions which give employees the opportunity to network, improve their understanding of key topics or competencies and develop their knowledge of ArcelorMittal and its strategy.  As part of a move to enhance internal communications and employee engagement, ArcelorMittal has launched a global communications cascading process based on internal best practice. It includes a message track of key information to flow throughout all areas of the Group and a measurement system to ensure these messages are being received by employees. Data from the measurement system is globally reported to the Group Management Board and Management Committee.

Building the future. ArcelorMittal's management is focused on the development of a strong leadership pipeline. ArcelorMittal focuses on internal mobility and is keen to develop its people and encourage the sharing of best practices. There are a number of processes that ensure the right skills are in place where and when they are needed:

•         Career Committees enable the management and development of individuals, raise competency levels across the organization and ensure a pipeline of talent available for key positions. This process is conducted through periodic meetings at different levels within the Company using information collected through the Global Employee Development Program (GEDP).

•         Leadership Assessments provide an objective insight into an individual's potential, providing them with an opportunity to accelerate their personal development and effectiveness. The assessment process is now fully integrated with development processes such as selection, nomination, promotion, and development.

•         Succession Management is a key means of ensuring the sustainability of the business and continuity in leadership positions. Every year, senior management dedicate time to reviewing succession plans for around 350 key positions, from General Manager to Senior Executive Vice President.

•         Strategic Workforce Planning enables ArcelorMittal to plan its long-term workforce requirements to ensure critical jobs are secured; the changing age structure of the workforce is analyzed and appropriate actions advised; the organization is appropriately staffed; and skill shortages in the market are identified and addressed before the organization is negatively impacted.  In 2013, ArcelorMittal developed its own proprietary “Strategic Workforce Planning” tool which is currently being piloted.

Enriching our communities. Wherever it operates, ArcelorMittal plays an important role in the local market and seeks to contribute to the development of strong and sustainable local communities. It pays particular attention to local cultures, issues and priorities, and aims to engage with communities in an open and transparent way, working in partnership with local organizations. The ArcelorMittal Foundation coordinates the Company’s community investment activities to support long-term social and economic development.

Transparent governance. ArcelorMittal believes that good governance is the key to ensuring the Company operates ethically at all times in all parts of the world. It also supports the Company's commitment to embed the principles of corporate responsibility into its everyday decision-making. The Company's way of doing business is governed by its Code of Business Conduct. This covers not only employees' legal responsibilities but areas such as potential conflicts of interest, fair dealing with customers and suppliers, data protection and the proper use of Company assets. More detailed policies and procedures are in place to deal with issues such as human rights, anti-trust, anti-corruption, insider dealing, political donations and economic sanctions. ArcelorMittal understands the importance of monitoring, managing and being accountable for the impact of its operations. The Company develops stakeholder engagement plans for all its major operations and aims to communicate with stakeholders on a regular basis. It is continuously developing its disclosures through annual CR reports issued at both the corporate and local level.

Business Strategy

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations to outperform its competitors.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:

•         Global scale and scope

•         Unmatched technical capabilities

•         Diverse portfolio of steel and related businesses, particularly mining

•         Financial capability

Three themes

Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company's technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where the Company is a market leader. In addition, ArcelorMittal is present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies.  In developing attractive steel businesses, ArcelorMittal's goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. The Company will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the current environment, that investment will be highly disciplined.  Commodity steel markets will inevitably remain an important part of the Company's steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets.

Mining. ArcelorMittal is working to grow its already world-class business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company’s strategy is to create value by expanding its Tier I and Tier II assets, such as its mines in Canada and Liberia; by controlling cost and capital expenditure; and by producing products that are highly valued by steel producers.

ArcelorMittal's financial capability has allowed it to continue to invest in key mining assets throughout the crisis, while the diversity of ArcelorMittal’s steel and mining portfolio facilitates the ability of its mining business to optimize the value of its products in the steelmaking process. The Company’s mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for the Company's steel operations.

All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. ArcelorMittal steadily optimizes its asset base to ensure it is achieving high operating rates at its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness.

Five key strategic enablers. Critical to implementing this strategy are five key enablers:

A clear license to operate. Many of the Company's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. ArcelorMittal recognizes that it has an obligation to act responsibly towards all stakeholders. Sustainability is a core value that underlies the Company's efforts to be both the world's safest steel and mining Company and a responsible environmental steward.

A strong balance sheet. The Company's balance sheet currently constrains its flexibility for funding organic growth or transformative acquisitions. While good progress has been made in recent years to reduce debt, achieving the medium-term targeted net debt level of $15 billion remains a critical objective.

A decentralized organizational structure. ArcelorMittal's scale and scope are defining characteristics that give it a competitive advantage. They also introduce complexity and the risks of inefficiency, bureaucracy and diffuse accountability. To manage these risks, the Company favors a structure in which the responsibility for profit and loss is focused on business units aligned with markets.

Active portfolio management. Throughout its history, ArcelorMittal has sought to grow and strengthen the business through acquisition. That remains the case. The acquisition of existing assets and businesses is typically seen as a more attractive growth path than greenfield investment. But the Company is also willing to dispose of businesses that cannot meet its performance standards or that have more value to others.

The best talent. The Company's success will depend on the quality of its people, and its ability to engage, motivate and reward them. ArcelorMittal plans to continuously improve its processes to attract, develop and retain the best talent.

Business Overview

ArcelorMittal reports its operations in six reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions and Mining. The following table sets forth selected financial data by segment.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,866	919	(21,190)	-
	Operating income (loss)	1,445	(319)	679	727	55	2,578	22	17	5,204
	Depreciation	925	1,540	1,005	517	179	496	34	-	4,696
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	670	1,004	1,119	613	152	1,297	17	-	4,872
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,819	833	(18,046)	-
	Operating income (loss)	1,010	(3,720)	(514)	(79)	(688)	1,209	(81)	218	(2,645)
	Depreciation	930	1,437	921	650	162	546	56	-	4,702
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	652	818	745	433	82	1,883	104	-	4,717
	Year ended December 31, 2013
	Sales to external customers	18,447	21,745	18,511	5,999	12,632	1,659	447	-	79,440
	Intersegment sales**	1,027	4,902	2,498	2,306	1,424	4,107	924	(17,188)	-
	Operating income (loss)	852	(933)	1,075	(476)	(132)	1,176	(290)	(75)	1,197
	Depreciation	941	1,462	905	539	151	642	55	-	4,695
	Impairment	-	45	-	196	41	162	-	-	444
	Capital expenditures	404	606	597	395	84	1,342	24	-	3,452

*

Others include all other operational and non-operational items which are not segmented. As of December 31, 2013, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

Information regarding sales by geographic area can be found in Note 27 to ArcelorMittal’s consolidated financial statements.

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

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which continues to be subject to price volatility. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

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

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels:

•         Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H® is a high permeability grade that offers extremely low power loss.

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

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2013, ArcelorMittal produced 8.9 million tonnes of DRI, up from 8.2 million in 2012. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products.

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

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process. ArcelorMittal has exploration and evaluation mining projects in India and Africa that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. In late 2012, the Company secured additional shareholder support for Baffinland with ArcelorMittal and Nunavut Iron Ore becoming equal partners in the joint venture. Also, in order for the Company to forge strategic relationships with key customers, in 2013, the Company’s wholly owned subsidiary ArcelorMittal Mines Canada entered into a joint venture partnership with a consortium led by POSCO and CSC to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium holds a 15% interest in the joint venture, with ArcelorMittal Mines Canada retaining the remaining 85% interest. POSCO and CSC have entered into long-term iron ore off-take agreements with ArcelorMittal Mines Canada. See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects” and “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen (South Africa). ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, GlencoreXstrata Coal and Peabody in Australia, Alpha Natural Resources and Walter Energy Inc. in the United States, Teck Coal in Canada, Vale and Rio Tinto in Mozambique. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2013, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond that provided by its own mines and strategic long-term contracts, under other long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2013.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	113.3	70.7	42.6	62%
	PCI & Coal[2]	42.0	7.9	34.2	19%
	Coke	28.0	24.7	3.3	88%
	Scrap & DRI	36.8	18.5	18.2	50%

1	Assuming full shipments of iron ore at ArcelorMittal Mines Canada, Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all shipments of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded capacity of existing mines in Canada, started development of an early revenue phase in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. In addition, the Company has prospective mining developments in India and Canada. See “Item 4A—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2013:

	Mine	Type	Product	2013 Production (in millions of metric tonnes)[1]
	Own mines
	North America[2]	Open pit	Concentrate, lump, fines and pellets	32.5
	South America	Open pit	Lump and fines	3.9
	Europe	Open pit	Concentrate and lump	2.1
	Africa	Open pit /underground	Fines	4.8
	Asia, CIS & Other	Open pit /underground	Concentrate, lump, fines and sinter feed	15.0
	Total own iron ore production of own mines			58.4
	Strategic long-term contracts– iron ore
	North America[3]	Open pit	Pellets	7.0
	Africa[4]	Open pit	Lump and fines	4.7
	Total strategic long-term contracts – iron ore			11.7
	Total			70.1

1	Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).
2	Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña Colorada (Mexico, 50%).
3	Consists of long-term supply contracts with Cliffs Natural Resources Inc. for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was entered into on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  Since 2010, SIOC and ArcelorMittal have entered into a series of strategic agreements that established interim pricing arrangements for the supply of iron ore to ArcelorMittal on a fixed-cost basis.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4.D—Information on the Company—Property, Plant and Equipment”.

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

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2013:

	Mine	2013 Production (millions of metric tonnes)
	Own mines
	North America	2.6
	Asia, CIS & Other	5.4
	Total own coal production	8.0
	Coal - strategic contracts
	North America[1]	0.4
	Africa[2]	0.4
	Total strategic contracts – coal	0.8
	Total	8.8

1	Strategic agreement - prices on a fixed-price basis.
2	Long term lease - prices on a cost-plus basis.

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

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts elsewhere. The duration of these contracts varies significantly depending on the various areas and types of arrangements.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems and European spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 15% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.

Industrial Gases

Most of ArcelorMittal’s industrial gas requirements are produced and supplied over the fence under long-term contracts with various suppliers in different geographical regions.

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

In 2013, AM Shipping arranged transportation for approximately 67 million tonnes of raw materials and about 12.5 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”), ArcelorMittal Sourcing and AM Mining. GC handles shipping of approximately 31% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover 50-65% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

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

Sales and Marketing

In 2013, ArcelorMittal sold approximately 84.3 million tonnes of steel products.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 4,700 patents and patent applications, mostly recent and middle-aged, for more than 470 patent families, with 25 inventions newly-protected in 2013. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

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

Government Regulations

See “Item 3.D—Key Information—Risk Factors” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2013, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems in general and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities” and Note 26 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on our business, financial results or cash flow from operations. In 2013, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $370 million in order to facilitate compliance with these environmental laws and regulations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In 2012, Australia decided to link its ETS with the EU ETS on a step-by-step basis, with a full linkage to be completed by July 2018. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

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

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.  In December 2012, the United Nations Climate Change Conference in Doha (“COP 18”) made further progress toward the 2015 goal and, in the interim, reached agreement to further extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2020. A binding reduction target of 20% compared to 1990 was confirmed for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. Canada, Japan, New Zealand and the Russian Federation did not sign up to a second commitment period. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension.  The November 2013 United Nations Climate Change Conference in Warsaw (“COP 19”) continued progress toward the 2015 goal.

The post-2013 carbon market remains uncertain, and ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

During 2009 and 2010, the EPA issued a series of regulations and guidance documents, which both establish reporting and permitting obligations for significant stationary sources of greenhouse gas (“GHG”) emissions including iron and steel facilities. The permitting obligations created by these rules became effective on January 2, 2011 and apply to both significant new sources of GHGs and existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permit obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies for new or modified sources that result in a significant increase in GHG emissions.

The US EPA is expected to pursue the establishment of lower emissions limitations and/or imposition of other requirements that will cause large industrial sources (including power plants, cement facilities and iron and steel facilities) to minimize emissions. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On June 2, 2010, the EPA promulgated a new National Ambient Air Quality Standard for sulfur dioxide.  The EPA’s new sulfur dioxide standard is unprecedented because it requires states to model facility emissions to demonstrate attainment through modeling rather than rely on actual state air monitoring networks.  Under the new standard, if the EPA’s model indicates an area is in nonattainment, even though a local monitor near a facility shows that the ambient air meets the standard, the area will be considered in nonattainment. Facilities in these areas shown to contribute to the nonattainment will be required to reduce sulfur dioxide emissions.  The EPA’s model indicates that ArcelorMittal USA (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., and ArcelorMittal Burns Harbor LLC may have to reduce sulfur dioxide emissions significantly in order to demonstrate attainment through modeling even though the actual air monitoring networks near these facilities show the ambient air to be in attainment.  States are in the process of modeling counties with significant sulfur dioxide sources that will be used by EPA to designate areas under the rule. After designations are made, states will be required to develop implementation plans with enforceable emissions reductions for facilities shown through modeling to contribute to the standard being exceeded. While ArcelorMittal USA is engaged in planning for possible emission reductions that the new standard may require, it is part of a broad industry coalition in discussions with the EPA to effect changes in the new standard.

On April 20, 2011, the EPA issued a proposed rule to regulate cooling water intake structures that draw at least 25% of their water for cooling purposes and with intake design flows of more than 2 million gallons per day.  Affected facilities would be subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake.  Facilities withdrawing at least 125 million gallons per day would have to conduct studies to aid permitting authorities in determining site-specific controls, and new facilities could be required to install closed-cycle cooling systems or the equivalent.  The EPA has committed to issuing a new schedule to issue a final rule in January 2014. ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to limit the scope of the rule.

On December 2, 2011, the EPA re-proposed a series of rules that regulate emissions of hazardous air pollutants (“HAPs”) from industrial boilers, process heaters and solid waste incinerators. The final rule was issued in January 2013 and is currently being

challenged in court by industry.    ArcelorMittal has been engaged in extensive strategic planning to ensure maximum operational flexibility under the requirements.

On January 15, 2013, the EPA published a final rule revising the National Ambient Air Quality Standard for particulate matter (“PM”). Notably, for fine particulates (PM2.5) the EPA lowered the annual numeric standard from 15 ug/m3 to 12 ug/m3.  Based on existing monitoring data, the new standard could impact several ArcelorMittal facilities as being in designated nonattainment areas.  Facilities shown to contribute to nonattainment could be required to reduce emissions to bring an area into attainment.  EPA anticipates making non-attainment designations effective early 2015; states would then have until 2020 to meet the revised standard with a possible extension to 2025.  ArcelorMittal is actively following the rule and is engaging states on initial designations and the development of implementation plans.

The EPA is evaluating mercury emissions data from Area Source electric arc furnaces (“EAFs”) throughout the United States to develop new numeric emissions standards for mercury.  It still has not issued final rules for these emissions.  EPA also launched an information request during 2012 as part of the process of developing a regulation for major source EAFs such as the EAF located at Indiana Harbor Long Carbon, which is currently not subject to the existing HAP control standards for EAFs.

In 2013, the EPA rejected the State of Minnesota’s plan for reducing regional haze, which is designed to protect pristine areas, and promulgated its own plan which will require the taconite industry to install low NOx burners at taconite furnaces in the region.  This will in turn require significant capital investment.  The taconite industry challenged EPA’s plan based on concerns of cost, production impacts and environmental effectiveness in federal court and the court granted a stay of enforcement of the requirements pending its review.  That appeal is likely to be decided in 2014 unless the parties can reach a settlement.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to these regulatory developments or other environmental matters in 2014. Post-2014 expenses to install additional control technologies and otherwise address new regulations applicable to the U.S. facilities could be substantial.

European Union

Significant EU Directives and regulations are applicable to our production units in the EU, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED directive must ensure that their Emissions Limit Values (ELV) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered. One of the significant changes compared to the previous rules is that it will be more difficult for operators to obtain derogations related to the implementation of BAT and the associated emissions limits values. Member States should have transposed the IED rules into national legislation by January 7, 2013 and are to apply them to facilities through review and revision of their environmental permits. The implementation of the IED directive will materially impact ArcelorMittal activities in the EU at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. Some Member States are expecting to update permits and have ELVs achieved by operators in 2016. However, this intention does not seem achievable due to the time needed to have existing permits updated and also related investment erected and in operation. The IED directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the EU, Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the EU, Basel Convention on the control of transboundary movements of hazardous wastes and their disposal of March 22, 1989 and the decision of the Council of the OECD on the control of transboundary movements of waste destined for recovery operations, which govern exports and disposal of waste materials.

•         Directive 2008/98/EC, Council Regulation (EU) no. 333/2011 of March 31, 2011, which establishes criteria determining when certain types of scrap metal cease to be waste.

•         Directive 2013/39/EU of August 12, 2013, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•         Directive 2012/27/EU of October 25, 2012, which repeals prior Directives 2004/8/EC and 2006/32/EC, and brings forward legally binding measures to step up Member States’ efforts to use energy more efficiently at all stages of the energy chain – from the transformation of energy and its distribution to its final consumption. Measures include the legal obligation to establish energy efficiency obligations schemes or policy measures in all Member States. These will drive energy efficiency improvements in households, industries and transport sectors. The final target is to achieve energy efficiency improvements of 20%. Other measures include an exemplary role to be played by the public sector and a right for consumers to know how much energy they consume. It is worth noting that most provisions of the texts do not apply to ETS industries and a lot of flexibility is given to the Member States to set up supportive schemes instead of obligatory ones. Member States were requested to present their national programs for the implementation of Directive 2012/27/EU by April 2013.

•         “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the (chemical) substances used, manufactured in or imported into the EU and “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which complements it.  Under these provisions, a manufacturer or importer of a subject substance must (i) submit a registration file for the subject substance in due time, including any required payment in connection with the registration file; (ii) comply with increased environmental/health protection risks management measures; and (iii) establish communications down the supply chain about risks associated with certain contained substances in products.  Users and manufacturers of certain hazardous substances, designated “substances of very high concern”, must comply with any enacted prohibition of their use or additional restrictions and, in certain cases, must seek authorizations to continue current industrial practices. The alignment of hazards criteria with the CLP regulation and the designation of additional substances of “very high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives.

•         Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the EU Emission Trading System (“ETS”) in three phases for achieving Kyoto Protocol commitments relating to greenhouse gases for Member States. The ETS works on the "cap and trade" principle. This means there is a “cap”, or limit, on the total amount of certain greenhouse gases that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them.

Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020. In Phase III all CO2 allowances will be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances).

The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted will result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Phase III of the ETS also will be impacted by a Commission proposal currently in the co-decision procedure to “backload” a certain number of emission allowances, due to the fact that the Commission consider the price of allowances has been lower than expected and does not incite operators to invest in low-carbon technologies. With this measure, the Commission will remove either definitively or temporarily a certain number of emission allowances from the market in order to increase their price. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral Correction Factor” will further strengthen CO” free allowances previously announced to industry based on benchmark values. In 2014, European Commission expects also to backload a part of CO2 free allowances in order to support an increase of the CO2 market price.

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

EU Directives continue to become more stringent. A review of air quality norms legislation is still in progress and will continue in 2014, with special focus on PM. End of 2013, the Commission published the Clean Air Programme for Europe, including a proposal for a reviewed National Emission Ceilings Directive establishing new ceilings for 2020 and 2030, and a proposal to regulate emissions from medium-sized combustion plants. Although no changes have been proposed yet for the ambient air quality standards, based on the positions expressed by some Member States and non-governmental organizations, reductions in air quality limits are expected in the near future.

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

•         Law 11.459 and Decree 1741 for Tablada and San Nicolas for environmental licenses.

•         Federal Laws 25.670 and 25.675, the first related to treatment of polychlorinated biphenyls (“PCBs”) and the second one requiring environmental insurance. In 2012, Federal Law 25.675 was complemented by Resolution 1638/12 which provides for two types of environmental insurance policies. Resolution 37160/12, which limits the definition of environmental damage, is also relevant.

•         Federal Law 26.168, which creates the Matanza-Riachuelo Basin Authority (MRBA), and Resolution 8/09 of MRBA that, defines industrial restructuring plans to companies with environmental parameters above the permitted limits. Such plan was required to be submitted with respect to the Tablada plant, which had previously been deemed a polluting agent in the case of lead emissions in water). In 2013, Tablada plant was withdrawn from the polluting agents list because it has fulfilled its restructuring plan. In 2012, Resolution 661 of establishing a requirement for environmental insurance.

•         For the Buenos Aires Province, environmental insurance is also required by Resolution 165/10 of Organism for Sustainable Development of Buenos Aires. In 2012, Resolution 186/12 of Organism for Sustainable Development of Buenos Aires defined which companies and plants have to maintain environmental insurance.

During 2013 numerous regulations were published, including the following:

•         Environmental Insurance: Decree 1638/12 approved new alternatives for Bonding Insurance at the national level but they are not yet effective. In Santa Fe province, although Decree 1879/13 also requires Environmental Insurance, Decree 2336/13 delayed the requirement. Accordingly, Federal Law 25.675 continues to govern environmental insurance, and ArcelorMittal has several projects that required environmental bonding insurance under that enactment.

•         Environmental Licenses: The Law 11.717 and Decree 101 for Santa Fe province regulate environmental licenses and environmental requalification plans. Villa Constitucion officially obtained the environmental license on June 2013 and the committed plan is monitored by environmental authorities and should be completed by the end of January 2014. The environmental licenses of Tablada and San Nicolas are ruled by Law 11.459 and Decree 1741, both licenses are in renewal process. The National Law 26.168 which created the Matanza-Riachuelo Basin Authority (MRBA) and the Resolution 8/09 of MRBA defines industrial restructuring plans for companies with environmental parameters above the permitted limits.

•         Environmental Taxes: In Buenos Aires province, new Decree 429/13 establishes payments related to water consumption, and will impact our operations of San Nicolas and Tablada. The Santa Fe province also may introduce additional environmental taxes that would have an important impact in Villa Constitucion and Rosario operations.

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

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years. Environmental permits for BOF and EAF Steel Plant and Rolling Mills expires in November 2014. Other permits will expire in November 2015. ArcelorMittal Zenica has agreed with the Federal Ministry of Environment and Tourism calling for issuance of an integral environment permit for its operations in 2015. Leading up to 2015, ArcelorMittal Zenica will be engaging with the Federal ministry regarding emission limits and measures (projects) that will be a part of the new integral environmental permit.

Based on a signed Protocol between Zenica Municipality and ArcelorMittal Zenica, the municipality signed a contract with an external company for operation of the Rača landfill, and the Federal Ministry of Environment and Tourism issued the environmental permit for the landfill to the municipality’s contractor for the Rača area. As a result, ArcelorMittal Zenica is no longer obliged to request an environmental permit from the Ministry.

For ArcelorMittal Prijedor, Omarska mine has two separate licences, one for the Surface pit, which was issued in 2010 and is valid until 2015, and the other for the GMS plant, Medjedja tailing dam and maintenance, which was issued in 2008 and renewed in November 2013. ArcelorMittal Prijedor is required to renew its environmental licences every 5 years. In accordance with its environmental licences, ArcelorMittal Prijedor is required  to monitor and control on a regular basis:

•         Waste waters,

•         Gas and dust emissions,

•         Noise and vibration,

•         Seismic effects of blasting, and

•         Storage dam in Medjedja.

ArcelorMittal Prijedor also obtained an environmental licence for Limestone Quarry Drenovaca in 2011, with a validity period of 5 years and an obligation to renew. In addition, ArcelorMittal Prijedor is certified with ISO 14001:2004 in 2010 and is required to go through process re-certification every three years.

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

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). For the steel sector, a reduction target of 5% by 2020 with 2012 as reference year has been established. ArcelorMittal Brazil is engaged in a study with the Brazilian steel federation to see how and by whom actions need to be taken to reach this reduction. In particular, ArcelorMittal Brazil is still participating in the Strategic Studies and Management working group created to encourage the use of sustainable charcoal in the Brazilian steel industry. On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests. In 2013, meetings were held to define actions to achieve the protocol’s objectives. Currently an initiative is underway to establish criteria for Green Labeling in pig-iron production.

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

Federal Resolution no. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source. Beginning in 2014, more stringent limits will apply for emissions of particulate material, SO2, NOx from coke oven, electric arc furnace, rolling mill, sintering, charcoal blast furnace and blast furnace. ArcelorMittal Brasil industries already comply with the new emission standards. In Minas Gerais, the Normative Deliberation 187/2013 established maximum limits for air pollutants emissions from stationary sources. Although pig iron suppliers do not currently achieve these limits, the compliance deadline is 2018.

Federal Resolution no. 396/2008 published by CONAMA establishes classification guidelines and quality standards for groundwater.

Federal Resolution no. 420/2009 published by CONAMA addresses prevention of soil contamination.  It establishes guidelines for classification of soil quality, standards for the presence of chemicals in soils, and guidelines for management of contamination caused by human activities. This Federal Resolution is expected to have a major impact on the steel industry in Brazil. States have started to define soil criteria and establish required procedures. In particular, Minas Gerais state has already published its own regulation (DN 02/2010) and is looking into industry activities that may be sources of soil and groundwater contamination. Federal Resolution no. 460/2013 published by CONAMA on December 30, 2013 alters Article no. 8 of Federal Resolution no. 420/2009 with general directions for the management and classification of the quality of the soil.

São Paulo state published in Decree no. 59263/2013 that established guidelines to contaminated site management. The main items are related to the publication of a State List of Contaminated Sites, Environmental Insurance and fees that could go up to $32.2 million.

Federal Law Nº 12.651/2012, addressing the protection of native forests, was approved on May 25, 2012. The new code sets limits on use of property so as to protect existing vegetation. It largely reenacts old legislation first adopted in 1965. Minas Gerais State Law nº. 20.992/2013, relating to forest policies and the protection of the biodiversity of the State of Minas Gerais, was enacted in 2013.  This new state law repeats various provisions of the Federal Law 12.651/2012, but also includes new provisions not covered by the federal legislation. In particular, it includes provisions relating to measures that operators are required to implement prior to commencing operations to compensate for the suppression of native vegetation. These measures are to be part of the operating license.

Canada

Our operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality, and noise.

The Government of Canada has indicated its intent to design and implement regulations to limit GHG emissions and has indicated its intention to harmonize the rules with whatever forthcoming U.S. regulations may yet be developed in this respect prior to implementation. Four Canadian provinces, including Ontario and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to assist in implementation of cap-and-trade regimes at State and Provincial levels. In January 2013, Quebec and California were the first two members to be included in a cap-and-trade system. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Within its Air Quality Management System (“AQMS”) program, Environment Canada has established Base Level Industrial Emissions Requirements (“BLIERs”) to be reflected in new federal air emission limits expected to be implemented in 2015. For the iron and steel sector, pollutants subject to a BLIER are total PM, sulphur dioxide and nitrogen oxides.

ArcelorMittal Mines Canada and two other Canadian iron ore mining operations are also developing BLIERs for dust (PM10), sulphur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content and on dust by weight, consistent with the new Quebec regulation adopted at the Provincial level.
With respect to nitrogen oxides, the technical working group must familiarize itself with the pelletizing process before it can establish a specific limit.  The approach taken by federal authorities is to include these objectives in a pollution prevention plan.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur West and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream, and by implementing mercury-free scrap purchasing policies.

The Canadian Environmental Assessment Act (CEAA) was amended on July 6, 2012. The main impact of this modification is that further expansion projects will likely be subject to an environmental impact assessment process.

In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emission concentration limits  under Ontario Regulation 419/05 approved in August 2010.

ArcelorMittal Dofasco is on schedule in its implementation of a portfolio of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and the permit for Port-Cartier is expected in 2014. Beginning in 2015, ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works will incur CAD$1 million per year in taxes on waste rock storage in connection with this depollution permit for the mine operations.

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

Beginning on January 1, 2011, a tax is charged on water withdrawal regardless of whether it is from a private pumping station or supplied by cities. Total additional costs to ArcelorMittal Montreal are expected to be approximately CAD$100,000 per year. Considering the actual rate, the total additional costs to ArcelorMittal Mines Canada are also approximately CAD$100,000 per year.

In October 2007, a green tax was implemented in Quebec that applies to the purchase of fossil fuels. The tax was based on GHG emissions.  Beginning in 2013, the green tax was replaced by a cap-and-trade system.  In this system, free allocation will be reduced annually until 2020. The minimum price for carbon dioxide credits is CAD $10/tonne, while the maximum price is CAD$50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime through 2014 and 2015

(assuming pellet plant emission levels remain generally consistent with their average levels over the 2007 to 2010 period); after 2014, there is some uncertainty and the additional costs to the Company cannot yet be determined.

Quebec adopted Clean Air Regulation on June 30, 2011 that will require annual PM testing for steel mills, and installation of broken bag detectors in baghouses. The intensity limit for PM in the steel sector has been increased.  ArcelorMittal Contrecoeur has proposed a project to ArcelorMittal’s Investment Allocation Committee (“IAC”) to reduce dust emissions at its steel mill. The new regulation has also reduced the limit for PM concentration in dust controlling equipment. Tests will be done at some DRI plant scrubbers to validate compliance with the new limit.

In the mining sector, this regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced. The immediate financial impact of this regulation is about $2.0 million related to the installation of continuous monitoring equipment. Also, the electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensure the conformity to the new emission limit on a medium-term basis. The preliminary evaluations performed so far indicated that the cost of this project could be in the order of magnitude of $80 million over the next 5 years but further studies will have to be performed.

An “Act to amend the Quebec Environmental Quality Act to reinforce compliance” was adopted on October 5, 2011. This act increases penalties and fines for environmental offences. Presumption of statutory liability of directors and administrators is included in the bill.

A new fishing act has been in place since November 25, 2013 at the federal level. While the new act contains provisions to simplify the process when a low quality or an affected fish habitat is destroyed, it is, in practice, difficult to predict how it will be applied in the near-term.

In 2011, ArcelorMittal acquired Baffinland, including a potential mining project, proposed on Baffin Island in the territory of Nunavut, which has recently completed its environmental assessment process and is currently proceeding through the permitting phase of regulatory approvals.  The Nunavut Land Claims Agreement establishes the requirement and expectations for development activities occurring in Nunavut. A number of regulatory processes apply to the project, including compliance with the North Baffin Regional Land Use Plan administered by the Nunavut Planning Commission. The project also has been subject to a Part 5 environmental review by the Nunavut Impact Review Board, which was completed and signed off by the Federal Minister for Aboriginal Affairs and Northern Development Canada in late 2012.

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

In 2013, several changes were made to the Environmental Code and Decrees of the Government of RK in terms of the state environmental issues management:

•         Municipal wastes are under control of the authorized environmental body;

•         Residue recycling and requirement toughening in respect of the ozone depleters management;

•         Implementation of the national plans and bringing the functions of the Environmental Ministry into the line with this system;

•         In terms of reporting provisions on environmental performance the approval of industrial environmental monitoring programs is not required;

•         In terms of the rules of public hearings holding on discussions of the projects that could have direct impact on the environmental and the civic health;

•         and to the Rules on quotas change and recertification for GHG emissions.According to these rules, the operators are requested to provided GHG emissions valuation and rationalize emissions.

Liberia

The Environmental Protection Agency Act (2002) (“EPA Act”) was the initial environmental law in Liberia. It established an Environmental Administrative Court and provides for a National Environment Action Plan, which builds on local and regional action plans.  The EPA Act requires Environmental Impact Assessments (EIAs) to be carried out for all activities and projects likely to have an adverse impact on the environment, as well as mechanisms to achieve restoration of degraded environments.  It also provides the means for permits, fees and fines.

Enacted at the same time, the Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (“EPML”) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the Liberian Environmental Protection Agency (“Liberian EPA”) in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The Liberian EPA’s Environmental Impact Assessment Procedural Guidelines provide an interpretation of the requirements of the EPML with respect to ESIA.

In the absence to date of any gazetted environmental management regulations, ArcelorMittal has devised an Environmental Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. ArcelorMittal updates this Manual up to three times per year, according to experience and operational needs. The Manual draws heavily on material from the few draft regulations on water quality, air quality, noise emissions and waste management, with the result that the company is in line with the authorities’ views on these matters.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law with respect to Forest Lands of 2009 (“CRL Law”) gave communities far-reaching rights to areas of forest under claims of customary use.  However, the forestry sector’s utilization of forest land has been in turmoil in recent years, with the disqualification of many Private Use Permits that had been awarded with some irregularities, apparently as a means to enable logging over areas that were otherwise outside the commercial use forest allocation. Further suspicion of abuses led in December 2013 to the issuance of Executive Order No. 53 – Moratorium on Public Land Sales. This bans all transactions involving public land, and also voids any new Tribal Certificates, that are the records of customary land claims on land that is not yet covered by title deeds.

Since the CRL Act was signed into law, there has been an expansion of the sector into community-managed forests. Some of these overlap the ArcelorMittal mining concession. Rules for the management of forests by communities are not yet properly established, but the company is supporting their development in co-ordination with NGOs, aid donors and the government. Once these have been agreed by the government, there will in effect be a new set of regulations relating to land access in certain areas.

So far the few protected forest areas in the country, covered under the Act for the Establishment of a Protected Forest Areas Network (2003) remain unaffected. One of these is mainly inside the ArcelorMittal mining concession, and is gazetted under its own

Act for the Establishment of the East Nimba Nature Reserve (2003). The company is supporting the management of this area through its pilot environmental offset program.

As ArcelorMittal moves towards its expanded Project Phase 2, an ESIA for the 2016 to 2034 period was submitted in early 2013 and a set of Environmental Permits awarded in September 2013 which should be combined with the compliance with the Environmental Standards Manual aforementioned. Among other things, this has necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may amount to at least $70 million and overall mine closure may amount to around $200 million (though costs have yet to be estimated in full detail). Associated with this phase of the project will be potential liabilities related to the operational and post-mining stability and safety of the tailings management facility. In the absence of national regulations regarding infrastructure of this nature, ArcelorMittal is endeavoring to ensure that it is designed and constructed to international standards as its main risk mitigation strategy.

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

To comply with these laws and regulations, ArcelorMittal invested in 2012 €3.5 million ($4.8 million) to revamp the furnace of the hot dip galvanizing line for ArcelorMittal Skopje in addition to the $1.8 million already invested in 2008.

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

In June 2013, a new Law of Environmental Responsibility was approved, in which any non-fulfillment of environmental statutory requirements should be sanctioned on administrative, economic and criminal grounds. The sanction should apply to the person who is responsible for authorizing the environmental breach.

In December 2013, modifications on Special Tax Law for production and services were approved according to which, since January 2014, a new tax will be required based on Carbon Atmospheric Emission for fossil fuels consumption.

Based on the New Law for Climate Change approved in 2012, a forthcoming specific regulation will be approved in which a mandatory Green House Gas emissions report should be validated by external approved company.

Morocco

ArcelorMittal’s Long Carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law  no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); Law no. 28-00 relating to waste management and disposal (November 22, 2006) and Law no. 47-09 relating to energy efficiency (November  17, 2011).  Decree N° 2-09-085 related to the collect, transport and treatment of used oils has been in effect since September 2011 and Decree n° 2-12-17 on technical requirements for the disposal and recycling processes of waste by incineration has been in effect since May 2012.

Sonasid complies with the limit values for water discharge in surface water and groundwater. Approval for the emission limit values of air pollutants for the steelmaking sector is pending. Currently we are working with members of our “association des Sidérurgistes” of Morocco to propose to the Ministry, the limit values of specific atmospheric emissions in our sector.

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

South Africa

The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. The EIA process is applicable mainly to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and includes but are not limited to all water and air related activities. A Record of Decision (“ROD”) is issued in terms of this Act for any projects requiring an EIA process. There is also a strong link between this Act and new legislation that was promulgated and this Act can be regarded as an “umbrella” for such legislation. The “duty of care” principle is also enshrined in NEMA and specifies that any harm caused to the environment is a criminal offence in terms of this Act.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act 36 of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; Zero Effluent Discharge (“ZED”) status is a condition many plants are required to achieve. Saldanha Works is a ZED plant. Newcastle Works is expected to achieve ZED status by early /mid 2014.Vanderbijlpark achieved ZED status in July 2012.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) instructing it to cease operation of certain units at its Vanderbijlpark plant. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. For further information, see “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities—South Africa”.

The National  Environmental Management: Waste Act 59 of 2008 (“Waste Act”)  came into effect on July 1, 2009,  and applies to all waste  related activities and contaminated land and replaces older legislation in this regard. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded. . Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. . The interpretation of the definition of “waste” as defined in terms of the Waste Act in determining the “end-of-waste” criteria remains a challenge. The interpretation problems currently experienced is of concern as certain materials, depending on the interpretation of the definition of “waste” may be regulated in terms of both the Waste Act as well as other applicable legislation. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

The National Environmental Management: Air Quality Act, 39 of 2004 which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plant and 10 years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a Record of Decision is issued under NEMA. AMSA’s coke making operations, in particular, have been severely affected by the implementation of the new emission standards, and major capital expenditures are expected to be implemented over the next five years.

The South African authorities (National Treasury Department) intend to implement a Carbon Tax by January 1, 2015. Although the full design of the tax is not finalized yet, it is envisaged that CO2 will be taxed at ZAR120/t and certain exemptions would apply for various industrial sectors. From the information available at this stage, it seems as if at least 75% of the iron and steel sector’s emissions could be exempted. Due to the huge financial liability that the proposed Carbon Tax poses, further discussions will take place with the National Treasury in 2014 in order to achieve a more sustainable solution or to be exempted in full due to the sectors exposure to carbon leakage. The legislation to facilitate the collection of the proposed Carbon Tax is also expected to be drafted in 2014 by the relevant authorities.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. In 2010, ArcelorMittal Point Lisas was re-registered under the Water Pollution Rules and in 2011 began the process for obtaining a permit to emit pollutants. ArcelorMittal Point Lisas obtained the permit in 2012 and the permit is valid for 5 years. Work is in progress to comply with the permit requirements. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. The certificate in this regard was awarded in 2010 to ArcelorMittal Point Lisas and has been renewed every year. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008.

Ukraine

Air emission regulations in force include the following:

•         No. 309, published on June 27, 2006, significantly restricts the emission limits of 140 substances for all types of plants.

•         No. 507, published on September 29, 2009, approves technological standards of allowable pollutants emissions from coke-oven batteries.

Priority pollutants under the air emission regulations are PM, sulfur dioxide, nitrogen oxides dioxides and carbon monoxide.

Venezuela

Industrias Unicon’s (“Unicon”) operations are subject to various environmental laws and regulations including: Constitution of the Bolivarian Republic of Venezuela, Environmental Frame Law and Environmental Penal Law, Decree 638 on Air Quality, Decree 1400 on Water Use; Decree 2216 on Solid Wastes; Decree 2.635 on Hazardous Recoverable Materials and Wastes;  Decree 3.219 on Water Quality for the basin of Valencia Lake, Forest Law of Soils and Waters, Law on Dangerous Substances, Materials and Wastes, Decree by which are enacted the Rules for Performing Environment Assessment of Activities Susceptible to Degrade the Environment and Resolution that establishes the requirements for registering and authorizing the handlers of substances, materials and wastes.

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

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The database incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and OHSAS Occupational Health and Safety Assessment Series implementation.

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

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2013, certain countries and communities, such as Brazil, Canada, Colombia, the Customs Union of Russia, Kazakhstan and Belarus, the EU and the United States, have considered whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

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

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in 2012, the United States conducted a sunset review of orders on corrosion-resistant carbon steel flat products from Germany and Korea which was completed in January 2013.  Another sunset review by the United States was initiated in 2012 concerning imports of hot-rolled steel products from China, India, Indonesia, Taiwan, Thailand, and Ukraine. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

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

Argentina

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. The authorities regularly intervene in the foreign exchange market in order to maintain a stable rate. However, on January 22, 2014, the Central Bank of Argentina refrained from intervening to support the ARS in official trading.  As a consequence, the official ARS/U.S. dollar exchange rate weakened by 25 cents to 7.14 ARS to the U.S. dollar, its biggest daily decline since the crisis of 2002. While the Central Bank eventually intervened to stabilize the currency at 7.79 ARS to the U.S. dollar, this decrease nevertheless represented a devaluation of more than 15% in just 48 hours.

In November 2011, the Argentine government further restricted the ability of Argentine residents to transfer funds abroad. Since then, all measures that have been implemented have been aimed at increasing U.S. dollar inflows and stock.

As a result of these changes, the maximum term in which Argentine resident companies must repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through new regulations requiring importers to obtain a prior import authorization.

According to new regulations by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as a legal reserve deposit in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term and loans that will potentially increase the export capacity.

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

The ability to purchase foreign currency by Argentine residents for up to $2 million per calendar month remains prohibited.

In line with its objective of increasing the inflows and stock of U.S. dollars, the Central Bank has implemented several measures, including imposing a requirement that companies that export more than 75% of their sales can only issue offshore debt if required to do so; extending the period to repay pre-financing funding; and increasing the extra cost down-payment for obtaining foreign currency for tourism and goods payments by up to 35%.

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

Direct investment abroad by residents and non-residents of Kazakhstan (provided they hold 10% or more of a Kazakh company’s voting shares) is subject to registration with the Central Bank of Kazakhstan. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan). The exceptions to registration are currency operations with derivatives between residents and non-residents. The Central Bank of Kazakhstan is only required to be notified if the payment amount exceeds $100,000 or the equivalent in KZT.

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

On February 11, 2014 the National Bank of Kazakhstan devalued the KZT to 185 KZT per U.S. dollar (from 156.8 KZT as of close of business on February 10, 2014) with a range of +/- 3 KZT. The National Bank of Kazakhstan indicated that its objective in devaluing the KZT was to improve competitiveness and reverse real appreciation through a weaker nominal exchange rate.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been removed for corporate transactions from below ZAR 50 million to below ZAR 500 million per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Subject to additional conditions, forwards and options may be used to cover for foreign exchange exposures of tenors up to six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed. Offshore bank accounts may, however, only be used for permissible transactions. Qualifying international companies are allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, despite the fact that authorities have attempted to improve the functioning of the foreign exchange market. Ukrainian anti-money laundering legislation provides for the mandatory statutory monitoring of all outbound payments from Ukraine for services and royalties. If the total payments to a particular foreign counterpart for the rendered services or royalties exceed an equivalent of EUR 100,000 per contract per calendar year, then the contractual prices are subject to the statutory transfer pricing examination. The statutory transfer pricing examination must be conducted prior to the making of the payment. New capital controls were introduced on February 7, 2014, which include a waiting period of at least six working days for foreign currency purchases by companies and an official devaluation of the UAH to 8.7 per dollar from 7.99.

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

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, published daily rates for trading securities, established the parameters for such transactions and fixed the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela could acquire through SITME securities up to a daily maximum value of $50,000 and could not exceed $350,000 in a month, and companies  not authorized to buy U.S. dollars at official exchange rates were allowed to use SITME. On December 31, 2012, according to the SITME rate, one U.S. dollar was equal to 5.3 Bs.F., while the official exchange rate was one U.S. dollar to 4.3 Bs.F.  On February 9, 2013, the Bs.F. was devalued, resulting in an official exchange rate of 6.3 Bs.F. per U.S. dollar, and the SITME was eliminated and replaced by the Ancillary Foreign Currency Administration System (SICAD), a public “bidding” system for private companies to procure the foreign currency they need to pay for imports.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 6.3 per U.S. dollar for dividends:

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

Iran-Related Activities of ArcelorMittal Affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions.

HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder of ArcelorMittal holds a 48.8% stake, owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of approximately $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012. HMEL made no sales of refined products to Iran and engaged in no other transactions with Iran.

HMEL effected partial payment in respect of this purchase over the course of 2013 in an amount of $333.1 million. Since October 2012, HMEL has not initiated any further purchases of crude oil from the NIOC, although it may resume such purchases if current political, economic and legal conditions change.

Given its relatively short operating history, HMEL has not yet generated any profits.  HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different amounts. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL estimates its revenues attributable to crude oil acquired in 2012 from the NIOC were less than the cost of such crude oil.

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

	Flat Carbon Americas
	ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica no. 1-B, 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	100.00%
	ArcelorMittal USA LLC	1, South Dearborn, Chicago, IL 60603, USA	100.00%
	ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%

	Flat Carbon Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
	ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.70%
	ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
	Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
	Industeel France S.A.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
	ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%

	Long Carbon Americas and Europe
	Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
	ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
	ArcelorMittal Brasil S.A.	1115, Avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
	ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal Montreal Inc	4000, route des Aciéries, J0L 1C0, Contrecoeur, Québec, Canada	100.00%
	ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
	ArcelorMittal Ostrava a.s.	Vratimovska Str, 689, CZ-70702 Ostrava-Kunčice, Czech Republic	100.00%
	ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
	Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, D-47137 Duisburg, Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%

	AACIS
	ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, 1911, Vanderbijlpark, South Africa	52.02%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Mining
	ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, Montreal, Québec, Canada H3A2N4	100.00%[2]
	Arcelormittal Liberia Ltd	14th Street, Tubman Blvd, Sinkor, Monrovia, Liberia	85.00%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Distribution Solutions
	ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

1	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, an entity controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in the joint venture partnerships.

Reportable Segments

ArcelorMittal reports its business in the following six reportable segments corresponding to continuing activities:

•         Flat Carbon Americas;

•         Flat Carbon Europe;

•         Long Carbon Americas and Europe;

•         AACIS;

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

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2013, shipments from Flat Carbon Americas totaled 22.3 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 14 integrated and mini-mill sites located in six countries. In 2013, shipments from Flat Carbon Europe totaled 27.2 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing, pipes and tubes, sheet piles, rails, ingots, speciality bars and slopes. In Long Carbon Americas, production facilities are located at 14 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 15 integrated and mini-mill sites in nine countries. In 2013, shipments from Long Carbon Americas and Europe totaled approximately 22.4 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2013, shipments from Asia, Africa and CIS totaled approximately 12.3 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2013, iron ore and coal production from own mines and strategic contracts totaled approximately 70.1 million tonnes and 8.8 million tonnes, respectively.

D.    Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the six reportable segments described above in “Item 4.C—Information on the Company—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s operations:

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	59	34.4	24.9
	Sinter Plant	34	102.7	68
	Blast Furnace	60	97.4	66
	Basic Oxygen Furnace (including Tandem Furnace)	73	104.5	71.2
	DRI Plant	16	12.6	8.9
	Electric Arc Furnace	41	31.5	21.9
	Continuous Caster—Slabs	48	93.6	59.9
	Hot Rolling Mill	23	77.8	51.3
	Pickling Line	40	36.6	17.3
	Tandem Mill	38	42	26.6
	Annealing Line (continuous / batch)	57	22	10.4
	Skin Pass Mill	40	23.8	11.4
	Plate Mill	12	7.4	3.1
	Continuous Caster—Bloom / Billet	45	37.4	25.4
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.7
	Billet Rolling Mill	3	2.6	1.6
	Section Mill	27	14.3	9.2
	Bar Mill	28	10.2	6.7
	Wire Rod Mill	22	14	9.4
	Hot Dip Galvanizing Line	61	21.1	16
	Electro Galvanizing Line	13	2.7	1.5
	Tinplate Mill	17	3.6	2.1
	Tin Free Steel	1	0.3	0.1
	Color Coating Line	18	2.8	1.6
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	59	3	1

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

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations-Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat

	Production Facilities-Flat Carbon Americas

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	8	7.2	5.1
	Sinter Plant	4	10.9	7.5
	Blast Furnace	15	26.9	19.4
	Basic Oxygen Furnace	19	31.5	20.5
	DRI Plant	2	4.1	3.4
	Electric Arc Furnace	6	6.2	4.8
	Continuous Caster—Slabs	18	37.3	24.2
	Hot Rolling Mill	7	25.4	19.3
	Pickling Line	9	10.1	6.6
	Tandem Mill	9	12.9	10
	Annealing Line	15	6.9	4.3
	Skin Pass Mill	13	8	4.7
	Plate Mill	5	2.8	1.5
	Hot Dip Galvanizing Line	17	6.5	5.7
	Electro Galvanizing Line	1	0.4	0.3
	Tinplate Mill	3	0.8	0.6
	Tin Free Steel	1	0.3	0.1

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

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 17 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), four finishing plants, and two coke-making operations, one of which has been temporarily idled but is scheduled to begin production in April 2014. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor, Cleveland and Riverdale which has the basic oxygen furnace/compact strip mill. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand-alone coke plants are located in Warren and Monessen. The Monessen coke plant has been temporarily idled since May 2009 but is scheduled to begin production in April 2014.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 5.3 million tonnes of crude steel in 2013.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill facility. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.4 million tonnes of crude steel in 2013.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. ArcelorMittal’s second steel producing facility in Cleveland, which was idled in September 2008, began production again in May 2012. Cleveland produced 2.8 million tonnes of crude steel in 2013.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.7 million tonnes of crude steel in 2013.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discrete plate products for use in infrastructure, chemical process, and shipbuilding applications. Coatesville produced 0.6 million tonnes of crude steel in 2013. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (i) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (ii) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (iii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel  near Jackson, Mississippi with a 287,000 tonnes annual production capability, (iv) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (v) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago, Indiana.

ArcelorMittal USA has two stand-alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke; it has been temporarily idled since May 2009 but is scheduled to begin production in April 2014.

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

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 4.5 million tonnes of crude steel in 2013.

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

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high strength low alloy grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2013, AMLC produced 2.3 million tonnes of crude steel.

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

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, Extragal® and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 84 conventional and 40 high hydrogen bases for batch annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.8 million tonnes of crude steel in 2013.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations-Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	Integrated and Downstream	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	Integrated and Downstream	Flat, Long, Coke
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Republic	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	Mini-mill and Downstream	Flat

	Production Facilities-Flat Carbon Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	24	14.9	12.5
	Sinter Plant	15	55.8	35.2
	Blast Furnace	22	40.6	28.4
	Basic Oxygen Furnace	24	40.4	30.3
	Electric Arc Furnace	5	2.7	1.2
	Continuous Caster – Slabs	20	42.1	28.8
	Hot Rolling Mill	11	39.9	26
	Pickling Line	24	20.8	8.2
	Tandem Mill	22	24.3	14.3
	Annealing Line (continuous / batch)	24	11	5.3
	Skin Pass Mill	16	10.1	4.4
	Plate Mill	6	4	1.4
	Continuous Bloom / Billet Caster	3	3.5	1.9
	Hot Dip Galvanizing Line	33	13	9.2
	Electro Galvanizing Line	9	2.1	1.1
	Tinplate Mill	9	2	1.3
	Color Coating Line	16	2.6	1.5

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

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.3 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.1 million tonnes of crude steel in 2013.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one ladle furnace (started in 2013), one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line coupled to a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines one of which is located in Tallinn and has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.7 million tonnes of crude steel. In 2013, ArcelorMittal Atlantique produced 6.3 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen converters, one ladle treatment, two RH vacuum degassers, three continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line which has been idled on a long-term basis since May 2010. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, and color-coated coils.  ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

On October 1, 2012, ArcelorMittal Atlantique et Lorraine announced its intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012. After this period, ArcelorMittal and the French government reached an agreement which resulted in idling of the liquid phase without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology.

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. The Florange site has a total annual production capacity of 2.4 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces, a steel-making division with two bottom blowing basic oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion.  The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from  Dunkirk. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, pickling and tandem mill for packaging, two continuous annealing lines, a batch annealing and two temper mills, two tinplate mills, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The site of Basse-Indre covers an area of 0.6 square kilometers and is specialized in packaging activities.  It has one pickling line, one cold rolling mill, a batch annealing, one continuous annealing line, one temper mill and two tinning lines.

The sites of Florange, Mouzon and Basse-Indre produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tin plate (DWI) and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, GalfanTM, Usibor® (hot dip), while others are designed for the appliances market, such as Solfer® (cold-rolled) for enameling applications. Approximately 86% of the sites’ total production supplies the French and EU markets.

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

In 2013, ArcelorMittal Eisenhüttenstadt produced 2 million tonnes of crude steel. Its annual production capacity is 2.8 million tonnes of crude steel. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of four facilities, Avilés, Gijón,  Etxebarri and Lesaka. The Avilés and Gijón facilities, which are by far the largest, are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. These two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2013, ArcelorMittal España produced 3.5 million tonnes of crude steel.

The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, to other units of the Group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electro galvanized sheet.

ArcelorMittal España operates one coking plant (the Gijon coke plant is idled), two sinter plants, two blast furnaces and two steel plants—one in Avilés for flat products, with two continuous casters slab, and another one in Gijón for long products, with two casters for blooms and billets, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include one pickling line, two five-stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes coating facilities in Lesaka and Legasa and also packaging facilities in Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of (i) one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill and one pickling line in Fos-sur-Mer; and (ii) one pickling line, one cold rolling mill and two continuous annealing lines (one of which started in 2013 aiming at capturing high grade products market and increasing capacity of the mill) in Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.9 million tonnes of crude steel in 2013.

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

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium.

ArcelorMittal Gent

ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Gent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal  is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.7 million tonnes of crude steel. In 2013, ArcelorMittal Gent produced 4.7 million tonnes of crude steel. The ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electro galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degassers, two continuous slab casters, one hot strip mill,  two coupled pickling and rolling mills, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction.

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

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and two continuous annealing lines (located in Jemeppe and Tilleur), two temper mills (located in Jemeppe and Tilleur), four hot dip galvanizing lines (out of which one is a combiline with organic coating) and two organic coating lines (located in the Flemalle/Ramet area) as well as three electro galvanizing lines (located in Marchin) and one tinning line (located in Tilleur).

On October 14, 2011, the Company announced its intention to close the primary ArcelorMittal Liège upstream facilities, which had been idled since August 2011. In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liège, Belgium following a 12 month consultation process.

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanizing lines 4 and 5 in Flemalle and (iv) electro galvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

On December 7, 2013, ArcelorMittal Liège agreed the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. Pursuant to the agreed industrial plan, six lines will be maintained: five strategic lines and the hot-dip galvanizing line 5.  ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program. ArcelorMittal also confirmed that R&D work will continue in Liège.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one hot dip galvanizing  line, and two organic coating lines, one of which is located in Avellino, and has one pickling line, a full continuous four-stand tandem mill, and  hot dip galvanizing line idled at the moment.  ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alusi® and Aluzinc®, and two electro galvanizing lines for automotive appliances and industries.

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

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces (one of which has been temporarily idled since October 2011 due to weak market demand), two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.7 million tonnes of crude steel in 2013,

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent 23% of total shipments, most of them in Western Europe.

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

IB, IC and IL are heavy plate mills. Each plant is fully-integrated, including melt shop and finishing facilities. IB and IC are designed to produce special steel plates, ranging from 5 to 150 millimeters in thickness, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters in thickness, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal facilities consist of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2013, including 0.03 million tonnes of semi-finished products.

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

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Swiętochłowice, Chorzow and Zdzieszowice in Poland. ArcelorMittal Poland’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzow and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.1 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled coils, sheets and strips, cold rolled coils, sheets and strips, galvanized coils and  sheets, wire-rods, and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, one sinter plant in Dabrowa Gornicza and one in  Krakow  which has been temporary idled since  July 2012, four blast furnaces (three of which are operational), six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, four of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one cold rolling mill for narrow strips. ArcelorMittal Poland produced 4.4 million tonnes of crude steel in 2013.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, three blast furnaces (two of which are operational), three basic oxygen converters, three continuous slab casters, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2013 crude steel production of ArcelorMittal Galati was 1.9 million tonnes which are sold as plates, hot-rolled coils, cold rolled coils and galvanized products for the Romanian, Turkish, Balkan and European markets.

The share sales purchase agreement for the facility concluded between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian  privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG in ArcelorMittal Galati plant. Following the completion in 2011 of a $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati believes that it has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged pending resolution of an ongoing arbitration with The State Authority for Assets Administration Romania as regards the investments commitment in certain projects.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces both flat and long carbon products. The facility is described under “—Long Carbon Americas and Europe—ArcelorMittal Ostrava”.

ArcelorMittal Annaba

ArcelorMittal Annaba produces both flat and long carbon products. Its flat products business is included in ArcelorMittal’s Flat Carbon Europe segment, while its long products business is included in ArcelorMittal’s Long Carbon Americas and Europe segment. It is described under “—Long Carbon Americas and Europe—ArcelorMittal Annaba”.

Long Carbon Americas and Europe

ArcelorMittal’s Long Carbon Americas and Europe segment has production facilities in North and South America, Europe and North Africa, including the United States, Canada, Brazil, Argentina, Costa Rica, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Poland, Romania, Morocco, Algeria, Bosnia and Herzegovina and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Long Carbon Americas and Europe segment:

Production Locations-Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long / Sections, Wire Rod. Pipes and Tubes
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Chorzow	Integrated and Downstream	Flat, Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Flat, Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Bars & Special Sections
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections, Wire Rod, Bars
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Integrated	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Sonasid	Morocco	Nador, Jorf Lasfar	Mini-mill	Long / Wire Rod, Bars, Rebars in Coils
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Bars
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	LaPlace, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long / Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	Integrated, and Downstream	Long / Bar, Wire Rod
ArcelorMittal Tubular Products	Romania, Czech Republic, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela Saudi Arabia

Galati, Roman, Iasi, Ostrava, Karvina, Krakow,

Vereeniging,

Aktau, Temirtau, Brampton,

Hamilton, London

Woodstock

Shelby, Marion, Monterrey,

Annaba,

Hautmont, Vitry,

Chevillon

Barquisimeto, Matanzas, La Victoria

Jubail

			Downstream	Pipes and Tubes

	Production Facilities-Long Carbon Americas and Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	5	2.4	1.9
	Sinter Plant	6	10.5	6.5
	Blast Furnace	11	9.8	5.7
	Basic Oxygen Furnace (including Tandem Furnace)	14	12.9	7.1
	DRI Plant	7	6.8	4.5
	Electric Arc Furnace	28	20.8	14.5
	Continuous Caster—Slabs	4	3.1	1.1
	Hot Rolling Mill	2	3.2	0.6
	Pickling Line	3	1.1	0.2
	Tandem Mill	3	1.1	0.2
	Annealing Line	9	0.9	0.2
	Skin Pass Mill	2	0.7	-
	Continuous Caster—Bloom / Billet	38	28.8	20.3
	Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
	Billet Rolling Mill	2	1.1	0.6
	Section Mill	18	9.6	5.6
	Bar Mill	25	9.2	6
	Wire Rod Mill	18	11.3	7.7
	Hot Dip Galvanizing Line	6	0.2	0.1
	Electro Galvanizing Line	2	0.1	0.0
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	59	3	1

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

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2013, it produced 3.5 million tonnes of crude steel and a total of 3.6 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and oval  wire, urban fencing, pre-stressed concrete, galvanizing wire, staple wire, welding wire, steel wool, mechanical spring, cold rolled, energy, upholstery spring, pulp bailing, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products that are sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low-carbon and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA— Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and oval wire, urban fencing, pre-stressed concrete, galvanizing wire, staple wire, welding wire, steel wool, mechanical spring, cold rolled, energy, upholstery spring, pulp bailing and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda., consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil construction sector include welded mesh, trusses, pre-stressed wire, annealed wire and nails. ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility.

Acindar

Acindar is the largest long steel maker in Argentina and holds almost 60% of market share. The main facilities are located in Villa Constitution, in the Santa Fe Province.  These facilities are fully vertically integrated and include a direct reduction plant, a melt shop (with three electric arc furnaces, two ladle furnaces and continuous casting), two rolling mills, a drawing mill and construction service facilities. The Villa Constitución plant covers an area of approximately 2.8 square kilometers.  In addition to the Villa Constitución facilities, Acindar has another three rolling plants (Navarro, Bonelli and Fenicsa plants), a nail plant and two electro-welded meshes facilities in San Luis Province besides another drawing mill in Buenos Aires. A new rolling mill (Huatian) is expected to be operational in 2016 with an objective to reduce current rolling mills product complexity and cut production costs.

In 2013, Acindar produced 1.4 million tonnes of crude steel. Acindar produces and distributes products to meet the needs of the industrial, the agricultural and the construction area, and exports mainly to the South American market. It produces more than 200 product lines distributed over the following main segments: rebars, armours, meshes, nails, preassembled and welded cages, square & round bars, flat bars, sections, piles, wire rod, drawn bars, barbed wire, chain link fence, galvanized wires, wire for mattresses and springs among others products. Acindar has an in-house distribution network that can also service end-users and currently represents approximately 35% of the sales volume.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2013,

ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2013, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

 ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2013, the Indiana Harbor bars facility produced 0.2 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”).

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets and machinery equipment. Principal facilities consist of an electric arc furnace with an annual production capacity of around 1 million tonnes, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2013, the Steelton facility produced 0.4 million tonnes of crude steel.

 ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace with an annual production capacity of 0.5 million tonnes, one ladle furnace, a billet caster and a wire rod rolling mill. In 2013, the Georgetown facility produced 0.3 million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 0.3 million tonnes of liquid steel and 0.2 million tonnes  of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2013, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace with an annual production capacity of 0.6 million tonnes, two continuous casters and a rolling mill. In 2013, the LaPlace facilities produced 0.4 million tonnes of crude steel. The Harriman bar mill which has been idle since 2011 is expected to restart in 2014. The plant is located in Tennessee and has a designed capacity of 0.3 million tonnes and produces small merchant bar quality and rebar.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2013, ArcelorMittal Montreal produced 1.9 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

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

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this sense for its production needs. Its iron ore mines (described under “—Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.7 million tonnes of crude steel capacity. In 2013, ArcelorMittal Las Truchas produced 1.6 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces converters, three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Cordoba facility (electric arc furnace for liquid steel and billet caster) and the Tultitlan rolling mill have been idled since 2009. Tultitlán’s location, near Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

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

ArcelorMittal Duisburg produced 1.2 million tonnes of crude steel in 2013. Duisburg’s production is mainly sold in the European market primarily to automotive, railway and engineering customers.

In 2013, Duisburg completed the commissioning of a new wire rod mill in Ruhrort, with a capacity of 0.6 million tonnes.

ArcelorMittal Hamburg

ArcelorMittal Hamburg’s production facilities include one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. Hamburg covers a leased area of approximately 0.6 square kilometers. ArcelorMittal Hamburg produced 1 million tonnes of crude steel in 2013. Hamburg’s production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gandrange

Arcelormittal Gandrange is located in France. The Gandrange facilities include a bar/wire rod mill (LCB) and a wire rod mill (STFS) located in Schifflange. The Gandrange site covers 2.8 square kilometers, while the Schifflange site covers 0.03 square kilometers.

In 2009, the electric arc furnace and the billet mill were closed permanently in the Gandrange site. In 2009, the LCB mill was transformed to broaden its product range. In 2012, LCB finalized the revamping of its conditioning line in order to increase its productivity and reliability.

The LCB mill produces mainly alloyed bars and wire rod. Its production is mainly sold in the European market, primarily to forgers and the wire drawing industry.

From late 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand; at the time low production volumes represented only 10% of the rolling mill’s capacity. As a consequence, Schifflange Wire Rod Mill was indefinitely idled in January 2013.

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the Group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (of which BF2 and BF3 are currently operational), four open hearth tandem furnaces, (currently three furnaces in operation), three continuous casters, one hot strip mill, two section mills and one wire rod mill. In 2013, ArcelorMittal Ostrava produced 1.9 million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 51% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

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

During 2013, ArcelorMittal Belval revamped the furnace shell of its electric arc furnace.

ArcelorMittal Belval & Differdange produced 2.1 million tonnes of crude steel in 2013. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles. Its production is sold to the local European construction market as well as for export.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange facilities are located in Rodange and Schifflange, Luxembourg. It has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. The Rodange plant covers an area of approximately 0.5 square kilometers and the Schifflange plant covers an area of approximately 0.4 square kilometers.

In March 2012, due to continuing weakness in the construction market in Western Europe and the lack of any sign of a meaningful recovery, ArcelorMittal Rodange & Schifflange extended the idling of its electric arc furnace and continuous caster in Schifflange for an indefinite period of time (which idling continued in 2013). The Rodange rolling mills also operated at a lower level during 2013.

ArcelorMittal Rodange & Schifflange produced 135,000 tonnes of finished products in 2013. Its products are primarily sold to the construction and railways industries with considerable volumes sold for export.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland. Its plant includes an electric arc furnace with vacuum degassing system, a continuous caster, one modern rolling mill producing special quality bars and rebars, and one finishing line for special quality bars. The unit covers an area of approximately 2.7 square kilometers.

ArcelorMittal Warszawa produced 0.6 million tonnes of crude steel in 2013. ArcelorMittal Warszawa produces bars and rebars bars sold to the local European construction and mechanical engineering markets.

ArcelorMittal Gipuzkoa

ArcelorMittal Gipuzkoa results from the 2009 merger of ArcelorMittal Olaberría and ArcelorMittal Bergara and Zumárraga.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a sections rolling mill. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.8 million tonnes of crude steel in 2013. The Olaberría facility’s production is sold to the local construction market as well as for export.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. Its plants cover an area of 0.2 square kilometers. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled. The Bergara facilities produced 0.3 million tonnes of finished products in 2013. The Bergara facility’s production is sold primarily to the local European construction market.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. Its plants cover an area of 0.429 square kilometers. The Zumárraga facilities produced 0.5 million tonnes of crude steel in 2013. The Zummaraga facility’s production is primarily sold to the construction markets as well as the forging, and mechanical engineering markets.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills producing rebars and merchant bars. Its plants cover an area of 0.2 square kilometers. In 2013, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel. ArcelorMittal Zaragoza’s production is primarily sold to the local European and Maghreb construction markets.

ArcelorMittal España

ArcelorMittal España’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two basic oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2013, the Asturias steel plant produced 0.7 million tonnes of crude steel. In 2012, Gijon successfully completed its new project of head hardening, a high added value rails where production reached 45.8 thousand tonnes during 2013. ArcelorMittal España production is primarily sold to the railway, automotive and construction industries.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, sinter plant, an electric arc furnace, a blast furnace, basic oxygen converter, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2013, ArcelorMittal Zenica produced 0.7 million tonnes of crude steel.

ArcelorMittal Zenica produces long and forged products. ArcelorMittal Zenica’s production is primarily sold to the Balkan and European markets. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba, which covers an area of approximately 9.9 square kilometers, is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at the nearby port of Annaba, located approximately 12 kilometers from ArcelorMittal Annaba’s steel-producing operations. The port facilities handle exports of steel products and imports of raw materials.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces (one of which is operational), two basic oxygen converters, five continuous casters (three billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanizing mill, a rebar and wire rod mill and a seamless tube mill. In 2013, ArcelorMittal Annaba produced 0.3 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its production is primarily sold to the domestic Algerian market. Annaba sells most of its production to the construction, engineering, packaging and petrochemical industries.

In December 2013, following the sale of a controlling stake in ArcelorMittal Annaba in the framework of a strategic partnership agreed in October 2013 with Sider, an Algerian state-owned company, that will, among other things, lead to an increase in Annaba’s steel production capacity from 1 million to 2.2 million tons per year, ArcelorMittal ceased applying the full consolidation method and started accounting for its remaining 49% interest in ArcelorMittal Annaba under the equity method (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

Sonasid

Sonasid is the largest long steel producer in Morocco and has facilities in Nador and Jorf Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Its plants cover an area of 2.03 square kilometers. Sonasid produced 0.6 million tonnes of crude steel in 2013. Sonasid’s production is mainly sold to the domestic Moroccan construction market.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, one ladle furnace, one continuous caster and a sections rolling mill. Its plants cover an area of 3.4 square kilometers. In 2012, ArcelorMittal finalized a major revamping of its rolling mill, consisting in a new continuous line with 12 new stands and reheating furnace and reversible stand revamping, increasing its capacity to 0.4 million tonnes. ArcelorMittal Hunedoara produced 0.2 million tonnes of crude steel in 2013. AreclorMittal Hunedoara’s production is mainly sold to the pipes and tubes industries as well as the European construction market.

ArcelorMittal Long Carbon also includes the Tubular Products division, which operates 23 operating units in Europe, North America, South America, CIS, Africa and Saudi Arabia. The division caters mainly to the energy, mechanical and automotive tubing and components markets.

 Unicon

Unicon is the largest production unit of the Tubular Products division and is spread over three locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2013, Unicon produced 0.16 million tonnes, as the production was  constrained by CLA labor negotiations, a one-month government intervention and limits on the availability of hot rolled coils within Venezuela.

ArcelorMittal Tubular Products Ostrava

Located in Ostrava, Czech Republic, ArcelorMittal Tubular Products Ostrava (“Ostrava”) has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills produce pipes ranging in size from 21 millimeters to 273 millimeters, while the large diameter spiral welded mill produces pipes ranging in size from 324 millimeters to 820 millimeters. In 2013, Ostrava produced 0.24 million tonnes of pipes for sale within Europe as well as for export.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added DOM tubing in North America. With a production (rolling) capacity of 0.24 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2013, Shelby produced 0.19 million tonnes for sale mainly within North America.

ArcelorMittal Tubular Products Monterrey

Located in Monterrey, Mexico, ArcelorMittal Tubular Products Monterrey (“Monterrey”) produces tubes for automotive and mechanical customers.  In addition, it provides slitting and warehousing of flat rolled coils and various cutting and fabricating services to produce tubes tailored to customers’ requirements. Monterrey currently has the capacity to produce in its three mills 0.14 million tonnes, of tubes ranging in size from 0.05 inches to 2.5 inches and from 1 7/8 inches to 6 7/8 inches. Monterrey has begun to supply dual phase tubing for specialized automotive applications. The primary source of supply of flat rolled coils is ArcelorMittal mills in North America. In 2013, Monterrey produced 0.06 million tonnes for sale mainly in Mexico.

Al Jubail

ArcelorMittal owns a joint venture interest in ArcelorMittal Tubular Products Al Jubail, a seamless tube mill in Jubail Industrial City, Saudi Arabia, designed and built to serve the fast growing energy producing markets of Saudi Arabia, the Middle East, North Africa and beyond.  The Jubail facility has a design capacity above 0.6 million tonnes per year and will produce a full range of products from 2 3/8 inches to 16 inches, suited for the energy markets as well as industrial and process applications.

The first saleable pipe was successfully produced in November 2013 and the Company is expected to undertake performance acceptance testing during the first half of 2014.  The plant has produced some limited ranges of ASTM pipes and is in the process of obtaining API certification (American Petroleum Institute).  Certification is expected in the second quarter of 2014 after which commercial production of API products can start. Certification from key regional customers including Aramco is also expected in the second quarter of 2014.

The project is expected to achieve “Performance Testing Acceptance” of all major equipment installed by the end of the second quarter of 2014. Additional equipment will be installed and commissioned during 2014 for a fully equipped coupling manufacturing facility, followed by finishing lines in 2015 (i.e. OCTG Casing lines 3).  This additional finishing equipment does not need to be operational until 2015 to enable the planned volume ramp up.

Financing for the project has been secured until project completion which is expected by the end of 2015.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine and South Africa. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the AACIS segment:

Production Locations-AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Temirtau	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

	Production Facilities-AACIS

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	22	9.9	5.4
	Sinter Plant	9	25.5	18.8
	Blast Furnace	12	20.1	12.6
	Basic Oxygen Furnace (including Tandem Furnace)	16	19.6	13.2
	DRI Plant	7	1.8	1.1
	Electric Arc Furnace	2	1.8	1.5
	Continuous Caster—Slabs	6	11.2	5.8
	Hot Rolling Mill	3	9.4	5.4
	Pickling Line	4	4.6	2.3
	Tandem Mill	4	3.7	2.1
	Annealing Line (continuous / batch)	9	3.2	0.6
	Skin Pass Mill	9	5	2.3
	Plate Mill	1	0.6	0.2
	Continuous Caster—Bloom / Billet	4	5.2	3.2
	Breakdown Mill (Blooming / Slabbing Mill)	2	10	5.4
	Billet Rolling Mill	1	1.5	1.1
	Section Mill	9	4.7	3.7
	Bar Mill	3	1	0.7
	Wire Rod Mill	4	2.6	1.7
	Hot Dip Galvanizing Line	5	1.4	1
	Electro Galvanizing Line	1	0.1	0.1
	Tinplate Mill	5	0.8	0.3
	Color Coating Line	2	0.2	0.2

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

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 6.3 million metric tonnes of crude steel. In 2013, ArcelorMittal South Africa produced 5 million tonnes of crude steel. ArcelorMittal South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main steel production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 2.8 million tonnes.  Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod, and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.2 million tonnes per annum and utilizes the Corex/Midrex process.

On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident.

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

In 2013 the Company and Anglo American’s Kumba Iron Ore reached to an agreement for the supply of  iron ore to ArcelorMittal South Africa. Pursuant to the agreement, 6.25 million metric tonnes of iron ore will be sold by Kumba’s Sishen Iron Ore unit to ArcelorMittal South Africa at a reference cost of production plus a 20 percent margin. See “Item 4A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”.

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

ArcelorMittal Kryviy Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 6.4 million tonnes in 2013.

The Company’s ownership in ArcelorMittal Kryviy Rih gradually increased from 93.77% in 2006 to 95.13% in 2011 through acquisitions of non-controlling interests. In 2013, the Company’s ownership in ArcelorMittal Kryviy Rih remained at 95.13%.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries, one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen converters, two continuous slab casters, one continuous billet caster, one hot strip mill, two pickling lines, two cold rolling mills, two continuous annealing lines, two batch annealing areas, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, one welded pipe mill and a bar mill. It covers an area of approximately seven square kilometers. In 2013, ArcelorMittal Temirtau produced 3 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “—Mining” below for further information).

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

Distribution Solutions

ArcelorMittal Distribution Solutions (“AMDS”) segment is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. In addition to ArcelorMittal Distribution, specific solutions are dispatched in five other business lines: ArcelorMittal Construction, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Downstream, and ArcelorMittal Wire Solutions.

During the course of 2013, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, France, Germany, Italy, Slovakia, Romania, Serbia and Bulgaria. AMDS’ footprint was also reduced in Morocco and UK.  Businesses or sites were also sold in Belgium, Luxembourg and France.

 ArcelorMittal Distribution

ArcelorMittal’s range of distribution solutions is organized across a dozen of specific geographical areas: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey, Poland, Southeastern Europe, UK/Scandinavia. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction

ArcelorMittal Construction provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 22 countries, ArcelorMittal Construction has three principal units: (i)Arval, which serves diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects ; (ii)Arclad, which provides standard cladding profiles and panels with short delivery times;  and (iii)Armat, which is focused on distributors that provide products such as roof tiles, rainwater evacuation systems, accessories and panels for residential applications.

ArcelorMittal International

ArcelorMittal International (“AMI”) is the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal expansion in emerging markets. Organized in eleven business areas with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to our upstream partners.

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

ArcelorMittal Projects’ market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects world-wide.

ArcelorMittal Projects operates worldwide – Central and South America, Europe, CIS, Middle East, Africa, India, South East Asia, China and Australia.

ArcelorMittal Downstream

ArcelorMittal Downstream (previously known as Total Offer Processing) is a sheet metalwork company driven by high quality and innovation. Mastering a wide range of processes, ArcelorMittal Downstream is able to produce state-of-the-art design-to-value solutions from basic parts to critical functions that meet with the specific needs of its wide variety of customers.

Developing industrial integration with key players in major markets such as aerospace, railway, automotive, agriculture and construction equipment, machining tools, building equipment & infrastructure, ArcelorMittal Downstream works in strong partnership with its customers to provide key R&D and industrial support particularly in niche markets.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Its 17 production sites are spread across Europe, the United States, China, South Korea (through its long standing joint venture Kiswire ArcelorMittal Ltd), and Vietnam, with worldwide distribution channels. ArcelorMittal Wire Solutions has developed recognized brands and high-quality products with a broad range of tailor-made solutions used in diverse businesses from fencing and off-shore platform mooring to tire and concrete reinforcement.

On December 9, 2013, ArcelorMittal entered into an agreement with Kiswire Ltd. for the sale of  its interest in the joint venture Kiswire ArcelorMittal Ltd and other steel cord assets in the US, Europe and Asia. The transaction is expected to be completed in the second quarter of 2014, subject to regulatory approvals (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	85	Iron Ore Mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron Ore Mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	85	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98.64	Coal Mine (underground)	Coking coal

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mining rights over 74,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. The property was first explored in 1947 and the project was constructed by Quebec Cartier Mining (“QCM”) between 1970 and 1975 and began operating in 1976. In 2006, QCM was purchased by ArcelorMittal when it acquired control of Dofasco. On December 31, 2012, ArcelorMittal and a consortium led by POSCO and China Steel Corporation (“CSC”) and also including certain financial investors, created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. In the first half of 2013, the consortium completed the acquisition, through two installments, of an aggregate 15% interest in the joint ventures. On March 15, 2013, the consortium acquired an 11.05% interest in the joint ventures, and on May 30, 2013, the consortium purchased a further 3.95% interest in the joint ventures. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, previously a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually will as from 2014 operate year-round. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mining rights.

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

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 24 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9.3 million tonnes of pellets. The mine produced 9.1 million tonnes of pellets and 8.9 million tonnes of concentrate in 2013.

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

ArcelorMittal Minorca holds mining rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota accessible by road and rail. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.9 million metric tonnes of fluxed pellets in 2013. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mining rights over 7,380 acres in 43 contiguous mineral leases, is located six kilometers north of Hibbing in the northeast of Minnesota accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 7.7 million metric tonnes of taconite pellets in 2013 (of which 62.3% is ArcelorMittal’s share).

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

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

The Peña Colorada pelletizing facility produced 3.8 million tonnes of pellets and 0.1 million tonnes of concentrate in 2013 (of which 50% is ArcelorMittal’s share). Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Lazaro Cardenas and for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mining rights over 1,050 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

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

The Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010.  The Volcan operations produced 2.2 million tonnes of concentrate in 2013.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining three-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

The Las Truchas mine holds mining rights over 14,489 hectares to support its operations located approximately 27 kilometers southeast of the town of Lazaro Cardenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2013 production concentrate, lumps and fines totaled 2.6 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lazaro Cardenas.

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

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brazil holds mining rights over the central claims of the Andrade deposit over 27,333,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

The Andrade mine supplies sinter feed to ArcelorMittal Long Carbon – João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2013, the Andrade mine produced 2.5 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013 a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mining rights over the central and east claims of the Serra Azul deposit over 6,006,700 square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2013, ArcelorMittal Mineração Serra Azul produced 1.4 million tonnes of lumps and sinter fines.

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

ArcelorMittal Tebessa

ArcelorMittal Tebessa holds mining rights over 14 square kilometers over two main areas to support its iron ore mining operations: the Ouenza open pit mine and the Boukhadra underground mine located 150 and 180 kilometers, respectively, from the Annaba ArcelorMittal steel plant in southeast Algeria near the Tunisian border. Both mines can be accessed by road and by electrified railways that run between the mines and the ArcelorMittal Annaba steel plant.

Processing at the mines is limited to primary crushing. The two mines produced 0.7 million metric tonnes of lumps and sinter fines in 2013. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal (70%) and Ferphos (30%), an Algerian public sector company.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2013 due to material deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns at the two mines in accordance with industry best practices. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

Following the strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, the Company will sell to Sider a 21% controlling stake in ArcelorMittal Tebessa in 2014 (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mining rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2013 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2013, ArcelorMittal Prijedor produced 2.1 million tonnes of aggregated lumps and fines.

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

ArcelorMittal Kryviy Rih

ArcelorMittal Kryviy Rih (“AMKR”) holds mining and surface rights to support its operations located roughly within the limits of the city of Kryviy Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 4,373 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced 10.2 million tonnes of concentrate in 2013, known as the Kryviy Rih open cast, and an underground mine with production of 1 million tonnes of lump and sinter feed in 2013, known as the Kryviy Rih underground mine.

The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2016 to 2021, while the land lease agreements expiration range from 2060 to 2061.

The iron ore extracted from the Kryviy Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryviy Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryviy Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. Operations began at the Kryviy Rih open cast in 1959 and at the KryviyRih underground mine in 1933. ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2013 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 2.1million tonnes of concentrate in 2013. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Stroiinvest and Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.7 million tonnes of concentrate in 2013. It was acquired by ArcelorMittal in 2001. The existing subsoil agreement expires in 2015. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2013 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.6 million tonnes of lump and fines in 2013. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. The existing subsoil agreement expires in 2014, renewal of licence is in progress. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.4 million tonnes of concentrate and fines in 2013. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal (Liberia) Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has started to extract ‘direct shippable’ iron ore from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia. Mining commenced in June 2011. AML signed a Mineral Development Agreement (MDA) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 513 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use and operate and maintain the Buchanan to Yekepa railroad and Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (direct shipping ore, or DSO) are mined. This ore only requires crushing and screening to make it suitable for export.

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2013 was at 4.1 million tonnes. The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (LAMCO), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

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

The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch Loadout, Eckman 2 and Redhawk 1 surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35, 37, 39, 40 and 42.

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

The combined production of the mines in 2013 was 2.6 million tonnes of washed and directly shippable coal.

ArcelorMittal Temirtau (Karaganda Coal Mines)

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

The subsoil use contract and license (all coal mines in Temirtau) will expire in 2022. Total land area under mining rights is 286 square kilometers.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryviy Rih in Ukraine, and to external customers in Russia and China. In 2013, the Karaganda Coal Mines produced 4.8 million tonnes of metallurgical coal and approximately 1.6 million tonnes of thermal coal consumed by the Temirtau steel operations.

ArcelorMittal Coal Mines Kuzbass

ArcelorMittal Coal Mines Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. ArcelorMittal holds approximately 98.64% of these mines. Power is supplied to JSC "Ugolnaya kompaniya "Severniy Kuzbass" from the wholesale market by the national grid company FSK (Federal Grid Company) Russia through grids of MRSK (Interregional Distribution Grid Company) Siberia.

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

The main consumers of the coking coal produced are some local coke producers and ArcelorMittal Kryviy Rih. In 2013, ArcelorMittal Coal Mines Kuzbass produced 0.7 million tonnes of metallurgical coal.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2013 and those that are currently ongoing.

Completed Projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/year)	2Q 2013[1]

Ongoing Projects[2]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015[3]
	Flat Carbon Americas	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line#6 to optimize Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt/year	2015[4]
	Flat Carbon Americas	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt/year and cold rolling (CR) capacity by 0.7mt/year	On hold
	Long Carbon Americas and Europe	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt/year	2015[5]
	Long Carbon Americas and Europe	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt/year; increase in meltshop capacity by 0.2mt/year	2015[5]
	Long Carbon Americas and Europe	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt/year; sinter feed capacity of 2.3mt/year	On hold[5]
	Long Carbon Americas and Europe	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt/year for bars for civil construction	2016[6]

1	Final capex for the ArcelorMittal Mines Canada expansion project was $1.6 billion. The ramp-up of expanded capacity at ArcelorMittal Mines Canada hit a run-rate of 24mt by year end 2013.
2	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
3

The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

4

During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at ArcelorMittal Dofasco.  On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed.  The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve ArcelorMittal Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

5

During 2Q 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at later date.

6

During 3Q 2013, Acindar announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in two years.

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

The estimates of proven and probable ore reserves at our mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Cardno MM&A prepared the estimates of reserves for our Princeton underground and open pit operations and Roscoe Postle Associates prepared the estimates of iron ore reserves for our Baffinland project. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3.D—Key Information—Risk Factors—Risks Related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; all our operations with significant ore reserve estimates as of December 31, 2011 were independently audited in 2012 by Roscoe Postle Associates and SRK Consulting (UK) Limited and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them. The year-end 2013 ore reserve estimates were independently estimated by Roscoe Postle Associates for the Baffinland project and by Cardno MM&A for the Princeton coal operations.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table above under “Mining” for the ownership interest of ArcelorMittal in each mine. All of the reserve figures presented represent estimates at December 31, 2013 (unless otherwise stated).

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

In Eastern Europe (Bosnia) and the CIS, ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in several former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”.

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2013. The average iron ore reference price for the last three years (2011 – 2013) was $144.8/dmt CFR China duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal reference price was $218.9/tonne FOB Australia. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2013. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2013						As of December 31, 2012
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	2,112	30.3	85	28.8	2,197	30.2	1,952	28.4
Baffinland - Canada	108	65.4	272	66.0	380	65.8	375	64.7
Minorca - USA	139	23.4	4	22.7	143	23.4	151	23.3
Hibbing - USA	282	19.1	21	18.9	303	19.1	321	19.1
Mexico (excluding Peña Colorada)	49	29.0	77	28.0	126	28.4	136	29.8
Peña Colorada - Mexico	120	23.6	131	22.9	251	23.2	259	23.6
Brazil	100	58.9	20	53.2	120	57.9	121	58.2
Liberia	-	-	505	48.5	505	48.5	526	48.4
Bosnia	-	-	29	45.8	29	45.8	32	45.8
Ukraine Open Pit	222	33	-	-	222	33.0	245	33.0
Ukraine Underground	24	55	-	-	24	54.8	24	55.0
Kazakhstan Open Pit	31	37.0	249	39.7	280	39.4	150	39.4
Kazakhstan Underground	-	-	29	45.0	29	45.0	37	42.3
Total					4,609	35.5	4,331	34.7

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2013 Run of Mine Production (Million Tonnes) *	2013 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (excluding Baffinland)	85	1976	58.6	18.0	32
	Baffinland - Canada	50	Project in development			21
	Minorca - USA	100	1977	9.0	2.9	16
	Hibbing - USA	62.31	1976	28.1	7.7	10
	Mexico (excluding Peña Colorada)	100	1976	8.4	4.8	20
	Peña Colorada - Mexico	50	1974	9.5	3.9	18
	Brazil	100	1944	5.6	3.9	20
	Algeria	70	1921	0.8	0.7	N/A3
	Liberia	85	2011	3.9	4.1	19
	Bosnia	51	2008	2.9	2.1	10
	Ukraine Open Pit	95.13	1959	24.4	10.2	7
	Ukraine Underground	95.13	1933	1.1	1.0	15
	Kazakhstan Open Pit	100	1976	5.7	3.1	32
	Kazakhstan Underground	100	1956	1.0	0.6	18

1

Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2013 included the DSO produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The DSO produced from Liberia had an average iron content of approximately 60% in 2013 while the sinter fines produced for external customers in Brazil from our Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2013 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2013 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

3	Estimated mine life from iron ore reserve estimates is not available by end of 2013 due to deficiencies in the drilling data recording and archiving process.
*	Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2013 versus 2012

Our iron ore reserve estimates have increased between December 31, 2012 and 2013 by 278 million metric tonnes of Run of Mine. This increase is mostly due to a revision of the life of mine plan of our Canadian operations in Mt Wright and Fire Lake resulting in the addition of 300 million metric tonnes and an update of the mine plan of the Lisakovski open pit operation in Kazakhstan resulting in the addition of 130 million metric tonnes.  This increase was partially offset by approximately 159 million tonnes from the 2013 mining depletion.  Other minor re-evaluations of our ore reserves totalled a net increase of 7 million tonnes between the 2012 and the 2013 year-end reserve estimates. The average Fe grade increased by 0.8% on an absolute basis essentially due to the addition of higher grade iron ore reserves Canada.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2013. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

		As of December 31, 2013									As of December 31, 2012
		Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
		ROM Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes[1]
	Princeton - USA	96	58	16	8	112	66	6.5	0.68	17.1	116	69
	Karaganda - Kazakhstan	18	9	160	80	178	89	10.5	0.69	27.0	173	83
	Kuzbass - Russia	15	10	12	8	27	18	9.8	0.68	24.7	29	19
	Total					318	173	8.9	0.69	23.0	318	170

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2013 Run of Mine Production (Million Tonnes)	2013 Wet Recoverable production (Million Tonnes)[1]	Estimated Mine Life (Years)[2]
	Princeton - USA	100	1995	4.0	2.6	35
	Karaganda - Kazakhstan	100	1934	11.1	4.8	14
	Kuzbass - Russia	98.64	1958	1.2	0.7	15

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2013 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2013 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2013 versus 2012

Our metallurgical coal reserve estimates have remained essentially unchanged between December 31, 2012 and 2013 as the annual mining depletion of 16.3 million tonnes was entirely offset by a corresponding addition of coal reserves at our Kazakhstan operations through re-evaluation of the mine plan. No other material changes have occurred between the 2012 and the 2013 year-end reserve estimates.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 91.2 million tonnes of crude steel and, from own mines and strategic contracts, 70.1 million tonnes of iron ore and 8.84 million tonnes of coal in 2013. ArcelorMittal had sales of $79.4 billion and steel shipments of 84.3 million tonnes for the year ended December 31, 2013. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2013, ArcelorMittal had approximately 232,000 employees.

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

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical and significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in steel imports/exports and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel.  After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011, in line with global economic activity. The subsequent onset of the Eurozone crisis and significant destocking caused demand to weaken during the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins.  Global steel demand outside of China was subsequently impacted by more destocking, and, for the first time since 2009, global ex-China steel demand is estimated to have experienced a decline year-on-year during the fourth quarter of 2012.  In Europe, after a significant decline in steel demand during 2012, there was continued weakness in demand, particularly in the first half of 2013, which led to a further, albeit mild, decrease in demand in 2013 to levels more than 30% below the 2007 peak.  Steel demand in North America also declined slightly in 2013, compared to the robust level of demand experienced during 2012, reflecting a weaker first half of the year and a strong second half due to stronger underlying demand and a turning of the inventory cycle.  In comparison, demand in China has experienced different dynamics, with a slowdown in demand taking place in the first half of 2012 in response to policy tightening directed principally toward the real estate market. This was followed by a significant increase in demand beginning in the fourth quarter of 2012 that continued through 2013 as a result of an acceleration in infrastructure approvals and an increase in newly started construction.  Despite some renewed weakness in demand during the fourth quarter of 2013, China experienced a 6.9% increase in steel demand in 2013 and was largely responsible for the overall 3.5% increase in global steel demand in 2013.  Global ex-China demand grew 0.7% year-on-year in 2013.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which impact sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to some industrial customers, particularly in the automotive industry. Sales of iron ore to external parties continued to increase in 2013, rising to 11.6 million tonnes for the year, with sales growing through the year to 14.6 million tonnes annualized during the second half of 2013. A further 23.5 million tonnes (24.8 million tonnes annualized during the second half of 2013) of ore was sold internally to ArcelorMittal steel units at market price. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In several of ArcelorMittal’s segments, in particular Flat Carbon Americas, Flat Carbon Europe and Long Carbon Americas and Europe, there are several months between raw material purchases and sales of steel products incorporating those materials.  Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, as occurred for example in the fourth quarter of 2008, the first half of 2009, the third quarter of 2012 and the second quarter of 2013, decreases in steel prices may outstrip decreases in raw material costs in absolute terms.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw material prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices were relatively stable during the first nine months of 2011 but then fell over 30% in three weeks in October 2011 and resulted directly in a significant fall in steel prices, even though lower raw material prices had yet to feed into operating costs. Similarly, during 2012, iron ore prices averaged over $140 per tonne CFR China during the first half of the year, with prices then falling below $90 per tonne by early September 2012.  Iron ore prices rebounded to average over $150 per tonne during January and February 2013 supporting both steel prices and demand, only to fall back to average $115 per tonne in June 2013. Prices remained relatively stable at just over $130 during the second half of 2013. If iron ore and metallurgical coal markets continue to be volatile with steel prices following suit, overhangs of previously-acquired raw material inventories will continue to produce more volatile margins and operating results quarter-to-quarter. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, of which the absolute level was slightly stronger in 2013 than 2012, but still below the high levels seen during 2011. As the mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases. This means, among other things, that any significant slowdown of Chinese steel demand could have a significant negative impact on iron ore selling prices over the next few years.

Economic Environment[1]

More than four years after the 2008/2009 global recession ended, the global recovery is far from robust.  Global growth remains below pre-crisis levels and much weaker than during the rebound that took place in 2010 and 2011. Although expansion is still fragile, the likelihood of another global recession has diminished sharply. Conditions in the Euro-zone remain challenging, but economic growth has returned and, in the United States, improving labor and housing markets are indicative of the growing economic

[1] GDP and industrial production data and estimates sourced from IHS Global Insight January 15, 2014.

momentum.  While global GDP growth improved in the second half of 2013, the weak first half meant overall 2013 growth slowed to an estimated 2.5%, from 2.6% in 2012.

In the second half of 2013, global GDP is estimated to have grown by 2.8% year-on-year, greater than the 2.1% year-on-year growth in the first half, as the Euro-zone crisis abated and developed economies outside the EU28 continued to grow. Japanese GDP is estimated to have grown by 2.7% year-on-year during the second half of 2013, as compared to growing only 0.6% in the first half of 2013, supported in part by the Prime Minister Shinzo Abe’s economic stimulus policies.

In the United States, underlying economic fundamentals were positive throughout most of 2013, with estimated GDP growth of 1.9%, albeit down from 2.7% in 2012. The onset of the U.S. government sequester and the debt ceiling debate increased uncertainty and dampened consumer spending at the start of  2013, but the economy performed particularly well toward the end of  2013, with strong growth  in consumer spending and business investment. On average, over 195,000 net new jobs were created per month in 2013, with the October government shutdown having had little impact on private sector employment or spending, demonstrating the resilience of the U.S. economy. Weaker labor force participation helped to further accelerate the decline in the U.S. unemployment rate, which fell to 6.7% at the end of 2013, from 7.9% at the end of 2012. Also, as households came to the end of post-2008 deleveraging, car sales rose strongly with sales almost back to 2007 levels, and expected to grow further in 2014.  Both residential sales and construction also rebounded in 2013 and continue to grow robustly. The recent confidence in the U.S. economy and the expected pick-up in growth during 2014 led the Federal Reserve to begin slowly tapering its $85 billion monthly asset purchases as part of its quantitative easing programme (QE3) in December 2013.

The Euro-zone economy showed signs of improvement in 2013. After contracting for six consecutive quarters, Euro-zone GDP grew by 0.3% quarter-on-quarter in the second quarter of 2013, supported by improving business and consumer confidence. While debt sustainability still remains an issue, a major reason behind the improvement in confidence has been the European Central Bank’s Outright Monetary Transactions (“OMT”) program and resultant decline in sovereign bond yields, which has reduced fears of Euro-zone dissolution. However, in 2013, Euro-zone unemployment reached 12% and youth unemployment exceeded 50% in parts of Southern Europe. Combined with muted Euro-zone wage growth, this kept pressure on consumers’ spending power, leading to an inconsistent recovery. Growth subsequently moderated to 0.1% in the third quarter of 2013. Bank lending has been continuously declining for almost two years, particularly in Southern Europe where lending rates are higher and Small-Medium Enterprises (SME’s) rely on bank credit for over 80% of their funding. Northern Europe had a more positive year with unemployment reducing and increasing investment in both Austria and Germany, with both countries estimated to have grown year-on-year in 2013. However, Southern European vulnerabilities remained in 2013, with slow implementation of reforms and high and potentially unsustainable levels of private and/or public debts leading to declining GDP growth in Greece, Italy, Portugal and Spain. Overall, while Euro-zone GDP is estimated to have declined by 0.4% in 2013 growth is generally expected to resume in 2014, supported by rising consumer and business confidence, as evidenced by the 0.3% quarter-on-quarter growth in GDP estimated during the fourth quarter of 2013,  led by a rebound in manufacturing output. Construction is still lagging behind the nascent recovery in manufacturing, with output in the Euro-zone still down year-on-year during the fourth quarter of 2013, despite experiencing growth in Germany.  However, the outlook is improving, with the Markit Construction Purchasing Managers Index having risen to nearly 50 in December 2013 and positive signs in some major markets, including, in particular, Poland, Germany and the United Kingdom. The Economies of the European Union (EU28) had a better year with 2013 GDP growth estimated at 0.1% year-on-year up from a decline of 0.3% in 2012, led by stronger growth in the UK (2013 growth estimated at 1.8% year on year).

As conditions have improved in the developed world, capital flows have retreated from emerging markets, leaving many of them exposed to a familiar set of problems: over-lending, high inflation and too few economic reforms. The larger emerging markets in particular (India, Brazil and Russia) continued to disappoint in 2013 as currency volatility, weak manufacturing sectors and failure to implement structural reforms when their economies were buoyant, continued to drag on already weaker growth. Chinese economic growth strengthened during the second half of 2013, led by another government mini-stimulus early in the year, together with a rise in credit growth (which peaked in the first quarter) and a rebound in the property market. The government aims to slow credit expansion and implement reforms to reduce shadow banking activities, which caused interbank rates to rise more recently. The economy is slowly rebalancing away from investment-led to consumer-driven growth, with 2013 GDP growth of 7.7% remaining unchanged from 2012.

In line with economic growth, OECD industrial production improved in the second half of 2013, increasing by an estimated 1.8% year-on-year, compared to a contraction of 0.4% year-on-year in the first half of 2013. The increase in output in the developed world reflected growing signs that the recovery is gaining momentum as global growth shifted away from emerging markets towards the developed world in the second half of 2013.  At the same time, industrial output growth in non-OECD countries is estimated at 4.6% year-on-year in the second half of 2013, compared to 3.8% in the first half of 2013.

Despite strong steel production growth in China, lower real demand for steel elsewhere reduced demand for raw materials, pushing prices for iron ore and coal down in the second quarter of 2013. This impact is amplified as changes in raw material prices feed back into demand for steel as both end-users and stockists destock. This caused global ex-China apparent steel consumption (“ASC”) to decline marginally during the first half of 2013. Overall, apparent steel consumption during the first half of 2013 is estimated to have been down over 5% year-on-year in both EU28 and the United States, the difference being that in Europe this followed a dramatic 9.5% fall during 2012, compared to a 7.5% rise in the United States in 2012. During the second half of 2013, steel demand in both the United States and EU28 rebounded, with strong year-on-year growth, particularly during the fourth quarter of 2013, supported by steel product restocking, compared to destocking seen during the same quarter last year. After both regions saw slight declines in demand in 2013, demand is expected to grow during 2014 helped by stronger economic growth and relatively low steel inventories. In comparison, Chinese ASC actually accelerated during the first half of 2013 to approximately 7% year-on-year, following growth of under 3% in 2012. Chinese demand continued to be strong during the second half of 2013, but began to weaken in the fourth quarter due to lack of finance impacting traders’ ability to hold inventories and pressure to stem production due to environmental concerns. Overall Chinese steel demand grew by 6.9% during 2013, but a slowdown in the real estate market and weaker infrastructure investment growth is likely to lead to slower growth in steel demand during 2014.

Steel Production[2]

World crude steel production, which had bottomed in 2009 at 1.2 billion tonnes, recovered to just over 1.4 billion tonnes for the year 2010 (+15.8% year-on-year ) and rose in excess of 1.5 billion tonnes in 2011 (+7.3% year-on-year). There was a further rise to 1.56 billion tonnes in 2012 and 1.62 billion tonnes in 2013, driven by Chinese growth.

Steel output in China set another record in 2013, reaching 786 million tonnes (+7.5% higher than 2012), although output was slightly weaker during the second half of 2013 due to softening demand conditions. In the first half of 2013, Chinese output growth was also supported by the strength of the real estate and construction sectors and by rising steel exports, up 11.7% year-on-year.  Chinese output as a share of global production rose to a record 48.6% in 2013, up from 46.9% in 2012.

Global production outside of China in 2013 increased 0.1% year-on-year to 830 million tonnes compared to 828 million tonnes produced in 2012. This was mainly due to stronger production in Asia outside China, particularly in Japan, where output increased by 3.3% year-on-year to 111 million tonnes, and in India, which recorded a 2.4% rise in production to 79 million tonnes. African output was also up 4.6% year-on-year to 16 million tonnes. In the EU, the rate of decline in output slowed in 2013, reflecting a bottoming of economic activity and production fell by 1.7% to 166 million tonnes in 2013, compared to a 5.1% decline in 2012. Production decreased marginally in South America, decreasing 0.8% year-on-year to 46 million tonnes; in South Korea, decreasing 4.4% year-on-year to 66 million tonnes; and in CIS, decreasing 1.8% year-on-year 109 million tonnes. The NAFTA region experienced a decrease of 2.0% year-on-year to 118 million tonnes mainly due to a 2.0% decline in production in the United States. However, in the United States and Europe, year-on-year growth in production over the second half of 2013 was a strong rebound from negative growth over the first half of the year.

Despite the global increase in production during 2013 led by growth in Chinese production, global output outside China remained below the pre-crisis peak of 858 million tonnes recorded in 2007. Indeed the only regions to have grown in comparison to 2007 are the Middle East (60.2%) and Asia ex-China (12.8%), whereas output is down 10.2% in NAFTA, 21.1% in EU27, 4.6% in South America, 12.3% in CIS and 14.1% in Africa.

Steel Prices[3]

Steel prices in Europe, previously flat, steadily improved during the first quarter of 2013, with spot hot rolled coil (“HRC”) reaching €490-510 per tonne, up from the €480-495 per tonne in December 2012.  In the United States, the steel market experienced a seasonal slowdown in activity at the end of 2012, resulting in prices declining to $680 per tonne in January 2013, from a peak of $715 per tonne in November 2012. Domestic steel producers made several attempts to restore prices to $715 per tonne for HRC, with very limited success during the first quarter of 2013. During the second quarter of 2013, demand remained weak in Europe, and prices softened across the region.  Spot HRC reached €430-450 per tonne. In the United States, scrap #1 Busheling declined during the second quarter of 2013, which weakened market sentiment and spot HRC price decreased to $650 per tonne in April; the low of $630 per tonne was reached in May. Firm automobile and strong construction fundamentals in combination with some domestic production disruptions led prices to spike in June 2013, reaching over $680 per tonne.

In the second half of 2013, Europe HRC prices remained generally low due to weak buyer sentiment, strong domestic competition and low import offer prices. The highest price level was achieved in September 2013 at €455-465 per tonne. Various attempts to increase prices were made by European domestic steel producers during the fourth quarter of 2013 with little success. In December 2013 HRC was at €445-455 per tonne and, despite a strong euro/U.S. dollar exchange rate, imports remained at relatively low levels.  In the United States, the price trend held upwards in both the third and fourth quarters of 2013, supported by a good level of demand and low level of inventories. Scrap #1 Busheling in November 2013 increased by $30/GT giving a new push to HRC prices that reached $740-750 per tonne before the end of the year.

[2]Global production data is for all countries for which production data is collected by the Worldsteel. This includes 66 countries for which monthly production data is available and other countries for which only annual data is collected.

[3] Source: Steel Business Briefing (SBB)

In China, 2012 ended with an optimistic mood and the leading Chinese mills announcing price increases for January 2013. This was supported by an upward trend in raw material prices driven by strong restocking and stronger industrial production growth and sentiment. However, after reaching a peak in February 2013, domestic HRC prices in China softened continuously through the second quarter of 2013. Prices recovered slightly during the third quarter reaching the peak in August at $500-510 per tonne vat excluded, and fluctuated down towards the year end, with prices in December 2013 at $490-495 per tonne vat excluded. Export offers in South East Asia region achieved the peak of the year in February 2013 with HRC at $620-640 CFR per tonne and fluctuated during the second half of 2013 around the level of $550 per tonne CFR with excess of supply from China and CIS.

For construction related long products, downward pressure continued in the first half of 2013 due to depressed demand in Europe. From the January peak of €505-535 per tonne, rebar prices ended the first quarter of 2013 at €470-510 per tonne and continued to deteriorate, reaching €460-480 per tonne in June 2013. Similarly, medium sections peaked in January 2013 at €600-650 per tonne and dropped to €570-590 per tonne by end of the first quarter of 2013 and to €540-550 per tonne in June 2013. In the second half of 2013, prices reached the lowest level of the year in July due to summer slowdown, before improving in September and remaining stable towards the year-end supported by steady, though not buoyant, demand and underpinned by firm scrap prices. Rebar in September 2013 was at €480-490 per tonne, up €35 versus the level in July and medium sections at €550-560 per tonne, +€20 versus July, with prices remaining stable until year-end 2013.

In Turkey, imported scrap prices remained firm during the first quarter of 2013 at around $400 CFR, up from $385-395 CFR in December 2012, but then suffered a sharp drop towards the end of the second quarter of 2013, to $340-345 per tonne CFR in June, which translated into lower finished product prices in the Mediterranean region. The Turkish rebar export price ended 2012 at $585-595 per tonne Free on Board (“FOB”), and followed scrap price evolution during first quarter of 2013, ranging between $600-610 per tonne FOB. At the end of the second quarter of 2013, Turkish rebar export price was at $565-570 FOB, down from $600-605 per tonne FOB in March, in line with the scrap price trend. During the second half of 2013 imported scrap prices followed an upward trend to reach $400 CFR per tonne in December. Turkish rebar export prices followed a similar trend during the third quarter and the first half of the fourth quarter, but then experienced strong price pressure at year-end due to lack of demand with sentiment impacted by the threat of anti-dumping trade cases in Colombia and the United States against Turkey. The Turkish rebar export price in December 2013 was at $575-585 per tonne FOB versus imported scrap price at $400 per tonne CFR.

For industrial long products, like quality wire rods and bars, prices steadily improved throughout the first quarter of 2013 as compared to the fourth quarter of 2012, on the back of higher costs. However, prices decreased at the end of the second quarter of 2013 and remained weak throughout the year.

Current and Anticipated Trends in Steel Production and Prices

Steel production improved during the second half of 2013, with year-on-year growth in ArcelorMittal’s major markets of EU28 and NAFTA.  ArcelorMittal expects steel production to increase further during the first half of 2014, not only due to seasonality but also in comparison to the year-on-year declines of production observed during the first half of 2013. In Europe, with the expected return of economic growth and the expected gradual recovery in the steel consuming sectors, steel production is considered likely to grow during 2014. In 2013, United States steel production was negatively affected by the sequester and destocking, leading to the first decline in production since 2009. U.S. steel production is, however, considered likely to show strong year-over-year growth from the low levels seen during the first half of 2013 as stockists begin to re-stock from low inventory levels at year-end 2013 and as U.S. non-residential construction begins to grow following on from the strong growth in residential construction during 2013. Supported by the improved performance of the United States and EU28, World ex-China steel production is also expected to see stronger year-on-year growth in 2014, particularly during the first half of the year, compared to the weaker previous year. Chinese production, on the other hand, is expected to slow down from the strong growth (7.5% year-on-year) observed during 2013, in line with the expected slowdown in domestic demand growth.

Steel margins are likely to be supported by current low inventory levels and the expected rebound in world ex-China steel demand growth during 2014. Ultimately steel prices will depend on the strength of underlying raw material prices, which are a function of both the demand and supply of each commodity. Any significant slowdown in steel demand due to deterioration in the debt sustainability of Euro-zone nations or a hard landing in China would dampen raw material prices, eventually impacting steel prices globally.

Raw Materials

The primary raw material inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

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

Until the 2008-2009 market downturn, ArcelorMittal had largely been able to reflect raw material price increases in its steel selling prices. However, from 2009 onwards, ArcelorMittal has not been able to fully pass raw materials cost increases onto customers as its steel markets are structurally oversupplied and fragmented. This has resulted in a partial decoupling of raw material costs (mainly driven by Asian market demand) from steel selling prices achieved in the European market, and consequently increased risk of margin squeeze.

Until the 2010 changes in raw materials pricing systems described below, benchmark prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the second quarter of 2010, the traditional annual benchmark pricing mechanism was abandoned for iron ore, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The model introduced in 2010, which operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index, has since been adopted by most other suppliers. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual benchmark pricing system having been replaced by a quarterly pricing system in the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 as high volatility of prices continued. In 2012, quarterly and monthly pricing systems were the main types of contract pricing mechanisms, but spot purchases also gained a greater share of pricing mechanisms as steelmakers developed strategies to benefit from increasing spot market liquidity and volatility. In 2013, the trend toward shorter-term pricing cycles continued, with spot purchases further increasing their share of pricing mechanisms.

Iron Ore

Chinese demand in the seaborne iron ore market supported high spot iron ore prices during the first three quarters of 2011, within the range of $160 to $190 per tonne CFR China, before dropping and stabilizing at $140 per tonne CFR China in the fourth quarter of 2011. At $168 per tonne CFR China, the average price for 2011 was 14.2% higher than in 2010 ($147 per tonne CFR China). However, the spot iron ore price closed 2011 at $138 per tonne, i.e., $30 per tonne lower than at the end of December 2010.

In the first quarter of 2012, spot iron ore prices were stable at $143 per tonne, whereas in the second quarter of 2012, there was higher volatility with prices ranging between $132 to $150 per tonne.  In the second half of 2012, spot prices per tonne ranged from $106 per tonne in late September to $144 per tonne in late December, with particularly high volatility in December. This volatility reflected economic uncertainties in Europe and significant destocking and restocking activities in China.

In the first quarter of 2013, iron ore prices increased dramatically as a result of restocking in China before the New Year holiday and a seasonally weaker supply due to weather-related disruptions in production in Brazil and Australia.   In the second quarter of 2013, iron ore prices declined significantly as a result of stock cuts stemming from uncertainties about the Chinese market outlook, reaching a low of $110 per tonne in May and averaging $126 per tonne for the quarter.  In the third quarter of 2013, iron ore spot prices recovered, averaging $132 per tonne for the quarter, as a result of strong crude steel production rates in China and significant restocking at Chinese steel mills through the end of August. Despite a strong seaborne supply coming on-stream from the third quarter of 2013 onwards, the spot price remained above $130 per tonne. In the fourth quarter of 2013, the iron ore market stabilized within a consolidated range of $130 to $140 per tonne with no clear price direction as the increasing supply availability was matched with a higher demand on the winter season restock.

Short term rallies in the seaborne market are mainly driven by Chinese mills’ stocking and destocking activities which are due to a high uncertainty on the Chinese steel market outlook.

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

The Australian wet season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines). Moreover, Australian miners had upgraded mine infrastructure to be better prepared to deal with adverse weather conditions during the wet season in Queensland.  The second half of 2012 experienced sharp spot price and contract benchmark price reductions, with a relatively high gap between both references (spot indexes and quarterly contract settlements), with quarterly contract benchmark reference settled at $220 per tonne (FOB Australia) and $170 per tonne for the third and fourth quarters of 2012, respectively, while spot values for such quarters averaged $174 per tonne and $155 per tonne, respectively. In parallel, the spot market, as reflected by the various index providers, also decreased in 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non-premium coals. The main reason for the sharp declines in the coking coal spot price was a healthy availability of coking coal supply from traditional exporting regions (Australia, United States and Canada) as well as from new regions, notably Mongolia and Mozambique, combined with declining import demand of Asian steelmakers as well as lower demand on the Atlantic basin due to the economic difficulties in Europe. In the fourth quarter of 2012, major seaborne suppliers of coking coal from Australia and the United States announced the closure of the least cost efficient mines in order to adjust market supply to weaker seaborne demand and to remain cost competitive in a challenging pricing environment.

The spot price for hard coking coal, FOB Australia, gradually recovered toward end of 2012, from approximately $142 per tonne at the end of September 2012 to $150 per tonne by the end of October 2012 and then back to $160 per tonne by the end of December 2012.

Throughout 2012, China continued to increase coking coal imports from Mongolia, as it had also done in 2011. It also increased imports from US and Canadian sources and remained an active player on the seaborne market.

Due to a continued strong supply and weak demand outlook, the spot coking coal market remained weak in 2013.  Better-than-average supply conditions during the Australian wet season in early 2013 contributed to a decrease in hard coking coal prices in the first half of 2013, with premium coking coal prices reaching a low of $130 per tonne (FOB Australia) by the end of the second quarter.  Spurred by Chinese demand, hard coking coal prices began to increase at the beginning of the third quarter of 2013, peaking at $152 per tonne in mid-September.  However, despite high imports of coking coal to China, the seaborne coking coal market remained weak until the end of 2013, largely as a result of relatively weak ex-China seaborne demand, an improved supply base from Australia and strong domestic production in China. The premium coking coal spot price was $131 per tonne on December 31, 2013.

In 2013, the quarterly contract price for hard coking coal progressed from $165 per tonne in the first quarter to $172 per tonne in the second quarter, $145 per tonne in the third quarter, and $152 per tonne in the fourth quarter.

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations. In 2012 and 2013, ArcelorMittal further diversified its supply portfolio by adding new supply sources from emerging mines in Mozambique and Russia.

Scrap

Scrap availability in Europe and NAFTA increased in 2013, leading to a decrease in scrap prices in 2013 as compared to 2012. In Europe, the average price of scrap in 2013 was €279 per tonne (Eurofer Index for Demolition Scrap), which was 9% lower than in 2012, when the average price was €306.8 per tonne. Similarly, in NAFTA, the average price of scrap in 2013 was $347 per tonne (HMS 1& 2 SBB Platts) which was 5% lower than in 2012, when the average price was $366 per tonne. One of the key reasons for this decrease was a 13% decrease in scrap imports by Turkey in 2013, from 22.4mt in 2012 to 19.5mt in 2013 as forecasted by Turkish Steel Producers Association (TCUD). This decrease was offset almost equally by increased imports of slabs and billets by Turkey, increased local scrap generation and imports of pig iron and hot briquetted iron.  Imports of scrap by China also decreased in 2013. Total Chinese scrap imports in 2013 amounted to 4.46mt, down 10.2% from 2012, according to China Customs.  The scrap consumption rate of China’s steel producers has been falling over the past few years. The consumption rate fell from 133kg per tonne of crude steel in 2011 to 117kg per tonne of crude steel in 2012, according to China Association of Metal Scrap Utilization

(“CAMU”). The consumption rate for the first three quarters of 2013 was estimated by CAMU to be 110kg per tonne of steel. In 2012 China’s total scrap utilization was 84 million tonnes and is expected to have remained within a similar range in 2013.

The strongest quarter in scrap pricing in 2013 was the first quarter, when the price in Europe averaged €296 per tonne and the price in NAFTA averaged $355 per tonne. Thereafter, the price of scrap in Europe averaged €273 per tonne during the remaining quarters of 2013, without ever reaching first quarter levels, while the price of scrap in NAFTA remained relatively unchanged throughout the remainder of 2013, averaging $353 per tonne in the fourth quarter.  From the third quarter of 2013 onwards, the U.S. dollar weakened significantly against euro, which improved the attractiveness of scrap exports out of NAFTA relative to Europe.

Ferro Alloys and Base Metals

Ferro Alloys[4]

The underlying price driver for manganese alloys is the price of manganese ore, which overall remained relatively flat in 2013.  In January 2013, the price of manganese ore was $5.25 per dry metric tonne unit (“dmtu”) (for 43% lump ore) on Cost, Insurance and Freight (“CIF”) China, while in December 2013, the price was $5.25 per dmtu.  Manganese Ore prices reached a high of $5.70/dmtu in April 2013 and a low of $5.15/dmtu in September 2013.

In 2013, however, price trends for manganese alloys failed to mirror the price trend for manganese ore, as is typically the case, principally because of an oversupply of manganese alloys in 2013. Between January and December 2013, average prices of high carbon ferro-manganese decreased by 5.68% from $1,172 to $1,106 per tonne, prices of silico-manganese decreased by 0.66% from $1,212 to $1,204 per tonne and prices for medium carbon ferro-manganese increased by 0.97% from $1,617 to $1,633 per tonne.

Base Metals - Zinc[5]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc in 2013 was $1,909 per tonne, representing a decrease of 2% as compared to the average price for 2012 ($1,946 per tonne). The price of zinc was $2,087 per tonne at the start of 2013 and closed 2013 at approximately the same level ($2,085.5 per tonne), reaching a low of $1,759 per tonne on June 27, 2013. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 931,175 tonnes at December 31, 2013, down 24% from 1,220,075 tonnes at the beginning of 2013 mainly due to a change in LME warehousing rules in response to a surfeit in stocks in 2012, which led to a gradual reduction in stocks over the course of 2013.

Energy

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities.  In North America, prices in 2013 remained at their low 2012 level in line with the low coal and natural gas prices.  In Europe, the market in 2013 was affected by low demand and high erratic renewable production, which pushed prices below €40/MWh for the first time since 2005, both in spot and year ahead markets. The need for investment in replacement and additional power generating capacity by providers and in improved electricity grid stability due to volatility from renewable suppliers remains clear and fuels “capacity market” debates  but is still not apparent in light of current economic conditions.

Natural Gas

Natural gas is priced regionally. European prices are historically linked with petroleum prices but a significant spot market is developing to the extent that supplies are now becoming balanced between two pricing systems. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors which today center on the Middle East and Egypt.

In 2012, the liquefied natural gas (“LNG”) market surplus was absorbed by increased demand in Asia, especially in Japan for electricity production following the Fukushima disaster and in China to meet growing natural gas requirements. Given the limited new capacity that came into the market in 2013 and is anticipated for 2014, LNG spot supply conditions remain difficult, especially for

[4]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[5]Prices included in this section are based on the London Metal Exchange (LME) cash price.

supplies to Asia where spot prices can increase to the oil-heat equivalent of $18 to $20/MMBritish thermal unit (“Btu”) when disruptions and force majeure occur.

In the United States, abundant unconventional gas production replaced steam coal to produce power, leading to a significant increase in demand, and projects to build liquefaction facilities for export to Asia are continuing to develop. In this context, prices in North American markets recovered in 2013, averaging $3.65/MMBtu, up from $2.8/MMBtu in 2012.

In Europe, gas demand remained very low in 2013 and the gap between long-term oil-indexed contracts and spot gas prices decreased due to ever-going contracts renegotiation and arbitration putting pressure on oil indexed price.  Spot prices increased slightly in 2013 to $10/MMBtu from $9/MMBtu in 2012.

Ocean Freight[6]

Market rates remained below operating costs for most of the first half of 2013 due the uneven balance of ships and demand, but experienced some recovery in the second half of 2013 due to Chinese restocking, a recovery in Brazilian ore exports and increased year-on-year Australian ore exports. The Baltic Dry Index (“BDI”) averaged approximately 1206 points in 2013, representing a 31% increase compared to full year 2012.

Global trade is expected to grow by 5% this year, driven principally by increased Chinese demand. While Chinese iron ore imports fell below expectations in the first quarter of 2013, the level of imports increased in the second quarter of 2013 due to increased Australian iron ore availability. In the second half of 2013, Brazilian exports recovered and Australian exports continued to be strong, while Chinese demand began to fall toward the end of 2013.  On the fleet side, deliveries continued to suppress the market, resulting in some ship demolitions.

The Capesize rates remained low for most of the first half of 2013 before picking up in the second half of 2013. The Capesize rates averaged $14,580 per day in 2013, a 90% increase compared to 2012.

The Panamax sector was helped by seasonal grain and soybean shipments out of South America, but the extensive fleet kept pressure on the rates. The Panamax rates averaged $9,472 per day in 2013, a 23% increase compared to 2012.

Impact of Exchange Rate Movements

After having reached a yearly low during the first half of 2013 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second part of the year against many currencies. The U.S. dollar appreciated particularly against currencies in emerging markets, which are exposed to the effects of current account deficits, reaching multi-year highs against the Brazilian real, the South African rand, the Argentinean peso and the Kazak tenge. However, in 2013, the U.S. dollar depreciated somewhat against both the Polish zloty and the Czech koruna (before the Czech National Bank intervened to weaken the Czech koruna). In addition, the U.S. dollar/euro exchange rate was relatively steady, with an overall gradual depreciation of the U.S. dollar against the euro over the course of the year.

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

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses was recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, $92 million was recorded as the final installment of the unwinding within cost of sales for the first quarter of 2013, compared to $566 million for the year ended December 31, 2012 and $600 million for the year ended December 31, 2011.  See Note 18 to ArcelorMittal’s consolidated financial statements.

[6]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, LBH, Fearnleys, RS Platou.

Trade and Import Competition

Europe[7]

Import competition in the EU steel market reached a high of 37.5 million tonnes of finished goods during 2007, equal to 18.7% of steel demand. As demand decreased, imports also declined, reaching a low of 15 million tonnes in 2009, equal to an import penetration ratio (ratio of imports to market supply) of 12.6%. Since 2009, import ratios have fluctuated.

In 2010, imports recovered to 18.4 million tonnes, but a similar increase in domestic deliveries resulted in an import penetration ratio of 12.8%. In 2011, finished steel imports rose further to 23.1 million tonnes, as a result of which the import penetration ratio increased to 15.1%. In 2012, steel demand in Europe declined, but imports fell more sharply to 16.6 million tonnes, down 28.1% year-on-year, resulting in a penetration ratio of 11.9% for 2012.

In 2013, despite a slight decline in steel demand, imports rose, particularly from China, Russia and Turkey, to total approximately 17.9 million tonnes in 2013, or 7.6% higher than in 2012. As a result, the penetration ratio increased to 12.8% for the year.

United States[8]

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

Finished steel imports were down 4.4% year-on-year during 2013. However, imports were stronger during the second half of the year, up 3.2% year-on-year, compared to an 11.2% decline during the first half of the year. Penetration also fell back but only slightly to 23.1% as apparent demand declined with stockists reducing steel inventory levels during the first half of 2013. Overall steel imports fell in 2013, as imports of pipe and tube declined by almost 11% year-on-year.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in 2012 and this trend continued in 2013 in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a merger between British Steel and Hoogovens); U.S. Steel’s acquisitions in Slovakia and Serbia; Evraz and Severstal’s acquisitions in North America, Europe and South America; and expansion in North and South America by Brazilian steel company Gerdau. Most recently, on October 1, 2012, Japanese steelmakers Nippon Steel Corp. and Sumitomo Metals Industries Ltd. completed their merger and created the world’s second-largest steel company. On December 28, 2012, Outokumpu  and Inoxum, ThyssenKrupp’s stainless steel division, completed their merger in order to create the worldwide leader in stainless steel.

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million tons capacity in the next few years.

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

[7]Source: Eurostat trade data to November 2013, estimates for December 2013

[8]Source: U.S. Department of Commerce, customs data to December 2013

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which continued in 2013 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies is also in progress, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

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

Note 21 to ArcelorMittal’s consolidated financial statements describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post-employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

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

Actuarial gains or losses resulting from experience and changes in assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 25 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2013, the Company determined it has 69 cash-generating units.

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

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See Note 27 to ArcelorMittal’s consolidated financial statements for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of their net selling prices (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses recognized for goodwill are not reversed.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slabs. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (27.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. The Long Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (11.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while margins are expected to recover partially over the five year period due to an expected downward trend of raw material prices and expected reduction in production costs associated with variable and fixed costs reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Flat Carbon Americas covers a wide range of flat carbon steel products including hot-rolled coil, cold-rolled coil, coated products, plate and slabs. It is the largest flat steel producer in North America and South America, with operations in the United States, Brazil, Canada and Mexico. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon America is substantially exposed to global and regional markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Americas value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (22.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (25.8 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint and maximization of steel production.

AACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. AACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The AACIS value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (12.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease slightly due to an expected downward trend regarding raw material prices while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (thousands of MT)	2013 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	20,152	19,474	22,291	22,341	(3)	-	(4)
	Flat Carbon Europe	27,192	26,647	26,026	27,219	(2)	5	(5)
	Long Carbon Americas and Europe	21,882	21,009	22,628	22,370	(4)	(1)	(4)
	AACIS	10,051	8,305	12,830	12,345	(17)	(4)	(9)
	Distribution Solutions	16,294	14,056	17,693	16,100	(14)	(9)	(4)
	Mining	5,493	5,766	N/A	N/A	5	N/A	N/A
	Total	84,213	79,440	83,775	84,275	(6)	1	(5)

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
2

Amounts are prior to inter-company eliminations and Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2012	2013
	Total iron ore shipments [2]	54.4	59.6
	Iron ore shipped externally and internally and reported at market price [3]	28.8	35.1
	Iron ore shipped externally	10.4	11.6
	Iron ore shipped internally and reported at market price [3]	18.4	23.5
	Iron ore shipped internally and reported at cost-plus [3]	25.6	24.4

	Total coal shipments [4]	8.24	7.72
	Coal shipped externally and internally and reported at market price [3]	5.12	4.84
	Coal shipped externally	3.33	3.26
	Coal shipped internally and reported at market price [3]	1.78	1.58
	Coal shipped internally and reported at cost-plus [3]	3.13	2.88

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

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2012	2013
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	30.3	32.5
	South America	Open pit	Lump and fines	4.1	3.9
	Europe	Open pit	Concentrate and lump	2.1	2.1
	Africa	Open pit / Underground	Fines	4.7	4.8
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	14.7	15.0
	Total own iron ore production			55.9	58.4
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	7.6	7.0
	Africa [4]	Open pit	Lump and fines	4.7	4.7
	Total strategic long-term contracts - iron ore			12.3	11.7

	Total			68.1	70.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was entered into on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  Since 2010, SIOC and ArcelorMittal have entered into a series of strategic agreements that established interim pricing arrangements for the supply of iron ore to ArcelorMittal on a fixed-cost basis.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

				Year ended December 31,
	Coal production (million metric tonnes)			2012	2013
	Own mines
	North America			2.44	2.62
	Asia, CIS & Other			5.77	5.43
	Total own coal production			8.21	8.05
	North America [1]			0.36	0.37
	Africa [2]			0.35	0.42
	Total strategic long-term contracts - coal			0.72	0.79

	Total			8.93	8.84

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $79.4 billion for the year ended December 31, 2013, representing a decrease of 6% from sales of $84.2 billion for the year ended December 31, 2012, primarily due to lower average steel selling prices (which were down 5%) reflecting lower raw material prices, partially offset by improved marketable mining shipments (which were up 22%). Sales in 2012 also included $0.9 billion related to the divested operations Paul Wurth and Skyline Steel. In the first half of 2013, sales of $39.9 billion represented a 12% decrease from sales of $45.2 billion in the first half of 2012, primarily due to a drop in average steel prices and lower shipments, resulting from weaker market conditions compared to 2012. Sales for the first half of 2013 did not include any contribution from Paul Wurth and Skyline Steel, which amounted to $0.7 billion in the first half of 2012. In the second half of 2013, sales of $39.5 billion represented an increase of 1% from sales of $39.0 billion in second half of 2012 primarily driven by an increase in steel shipments of 5% offset by a drop in average steel prices of 3%. The latter includes lower average steel prices during the third quarter of 2013 as a result of weaker market conditions in Europe for flat and long products and higher average prices in the fourth quarter of 2013 due in particular to stronger market conditions in the Americas.

ArcelorMittal had steel shipments of 84.3 million tonnes for the year ended December 31, 2013, representing an increase of 1% from steel shipments of 83.8 million tonnes for the year ended December 31, 2012. Average steel selling price for the year ended December 31, 2013 decreased 5% compared to the year ended December 31, 2012, following continued weakness in demand in Europe, a slight decline of demand in North America combined with increased competition in international markets. Average steel selling price in the first half of 2013 decreased by 6% from the same period in 2012, while average steel selling price in the second half of the year was down 3% from the same period in 2012.

ArcelorMittal had own iron ore production of 58.4 million tonnes for the year ended December 31, 2013, an increase of 4% as compared to 55.9 million tonnes for the year ended December 31, 2012. ArcelorMittal had own coking coal production of 8.1 million tonnes for the year ended December 31, 2013, a decrease of 2% as compared to 8.2 million tonnes for the year ended December 31, 2012. The increase in iron ore production resulted primarily from expanded operations in Canada.

Flat Carbon Americas

Sales in the Flat Carbon Americas segment were $19.5 billion for the year ended December 31, 2013, representing a decrease of 3% as compared to $20.2 billion for the year ended December 31, 2012. Sales decreased primarily due to a 4% decrease in average steel selling prices as shipments were relatively flat. Sales in the first half of 2013 were $9.6 billion, down 9% from the same period in 2012 primarily driven by a 4% decrease in shipments and 7% decrease in average steel selling prices, and in the second half of the year sales were $9.9  billion, up 3% from the same period in 2012 primarily driven by a 5% increase in shipments along with a 1% decrease in average steel selling prices.

Total steel shipments were 22.3 million tonnes for the year ended December 31, 2013 and remained flat compared to the year ended December 31, 2012. Shipments were 11.0 million tonnes in the first half of 2013, down 4% from the same period in 2012, while shipments in the second half of the year were 11.3 million tonnes, up 5% from the same period in 2012. The decrease in steel shipments in the first half of 2013 reflected lower crude steel production in the United States due to labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, partially offset by the use of inventory and supplies from other Flat Carbon Americas units. The increase in the second half of the year reflected the resolution of the labor issues and operational incidents that had affected the second quarter of 2013, partially offset by operational issues in Brazil.

Average steel selling price decreased 4% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 was down 7% from the same period in 2012 (which reflected slightly lower demand and decreasing trend in raw material prices and subdued market sentiment), while average steel selling price in the second half of the year was down 1% from the same period in 2012, although average steel selling price in the fourth quarter of 2013 was 3% higher as compared to the fourth quarter of 2012.

Flat Carbon Europe

Sales in the Flat Carbon Europe segment were $26.6 billion for the year ended December 31, 2013, representing a decrease of 2% as compared to $27.2 billion for the year ended December 31, 2012. The decrease was primarily due to a 5% decrease in average steel selling price while steel shipments increased by 5%. Sales in the first half of 2013 were $13.7 billion, down 8% from the same period in 2012, and in the second half of the year sales were $12.9 billion, up 5% from the same period in 2012.

Total steel shipments were 27.2 million tonnes for the year ended December 31, 2013, an increase of 5% from steel shipments for the year ended December 31, 2012. Shipments were 14.0 million tonnes in the first half of 2013, down 2% from the same period in 2012, while shipments in the second half of the year were 13.2 million tonnes, up 12% from the same period in 2012.  The decrease in the first half of 2013 was primarily driven by continued decline in demand due to macroeconomic conditions. The increase in the second half of 2013 resulted in particular from recovery in demand following an improvement in market sentiment.

Average steel selling price decreased 5% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 and in the second half of  2013 were down 5% as compared to the first and second half of 2012, respectively, reflecting weaker buyer sentiment, strong domestic competition and declining raw material prices.

Long Carbon Americas and Europe

In the Long Carbon Americas and Europe segment, sales were $21.0 billion for the year ended December 31, 2013, representing a decrease of 4% from sales of $21.9 billion for the year ended December 31, 2012. The decrease was due to a 4% decrease in average steel selling price along with a 1% decrease in steel shipments. Sales in the first half of 2013 were $10.5 billion, down 8% from the same period in 2012, while sales in the second half of the year were $10.5 billion, up 1% from the same period in 2012.

Total steel shipments reached 22.4 million tonnes for the year ended December 31, 2013, a decrease of 1% from steel shipments for the year ended December 31, 2012. Shipments were 11.2 million tonnes in the first half of 2013, down 4% from the same period in 2012 (primarily due to lower volumes in Europe following lower demand), while shipments in the second half of the year were 11.2 million tonnes, up 1% from same period in 2012.

Average steel selling price decreased 4% for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to lower demand in Europe and lower raw material prices.  Average steel selling price in the first half of 2013 was down 5% from the same period in 2012 ; average steel selling price in the second half of the year was down 2% from the same period in 2012 but average steel selling price was up in the fourth quarter of 2013 as compared to the fourth quarter of 2012.

AACIS

In the AACIS segment, sales were $8.3 billion for the year ended December 31, 2013, representing a decrease of 17% from sales of $10.0 billion for the year ended December 31, 2012. The decrease was primarily due to a 9% decrease in average selling price with shipments decreasing 4%. Sales for the year ended December 31, 2012 also included a $0.5 billion contribution from Paul Wurth, which was disposed of in December 2012.  Sales in the first half of 2013 were $4.2 billion, down 22% from the same period in 2012, while sales in the second half of the year were $4.1 billion, down 11% from the same period in 2012.

Total steel shipments reached 12.3 million tonnes for the year ended December 31, 2013, a decrease of 4% from steel shipments for the year ended December 31, 2012. Shipments were 6.2 million tonnes in the first half of 2013, down 8% from the same period in 2012 (primarily due to lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan) while shipments in the second half of the year were 6.2 million tonnes and remained flat against the same period in 2012.

Average steel selling price decreased 9% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. This decrease was mainly related to the weakening of local currencies (South African rand and Russian ruble) against U.S.

dollar, lower prices in CIS and weak international demand. Average steel selling price in the first half of 2013 was down 11% from the same period in 2012, while average steel selling price in the second half of the year was down 6% from the same period in 2012.

Distribution Solutions

In the Distribution Solutions segment, sales were $14.1 billion for the year ended December 31, 2013, representing a decrease of 14% from sales of $16.3 billion for the year ended December 31, 2012. The decrease was primarily due to a 9% decrease in steel shipments while the average steel selling price decreased 4%. Sales for the year ended December 31, 2012 also included also a $0.4 billion contribution from Skyline Steel, which was disposed of in June 2012. Sales in the first half of 2013 were $7.2 billion, down 18% from the same period in 2012, while sales in the second half of the year were $6.9 billion, down 9% from the same period in 2012.

Total steel shipments reached 16.1 million tonnes for the year ended December 31, 2013, a decrease of 9% from steel shipments for the year ended December 31, 2012.  Shipments were 8.1 million tonnes in the first half of 2013, down 11% from the same period in 2012, while shipments in the second half of the year were 8.0 million tonnes, down 6% from the same period in 2012. The decrease in steel shipments reflected weaker demand in Europe and the reduction of export business in the CIS operations.

Average steel selling price decreased 4% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The decrease in average steel selling prices was mainly related to demand contraction in Europe. Average steel selling price in the first half of 2013 was down 6% from the same period in 2012, while average steel selling price in the second half of the year was down 1% from the same period in 2012.

Mining

In the Mining segment, sales were $5.8 billion for the year ended December 31, 2013, representing an increase of 5% from sales of $5.5 billion for the year ended December 31, 2012. The increase was primarily due to higher iron ore selling prices driven by the evolution in international prices and higher iron ore shipments from own mines, partly offset by lower prices for a portion of iron ore shipments priced on a quarterly lagged basis, lower coal prices as a result of evolution in international prices and lower coal shipments from own mines. Sales in the first half of 2013 were $2.6 billion, down 12% from the same period in 2012, while sales in the second half of the year were $3.2 billion, up 24% from the same period in 2012. Sales in the second half of 2013 were higher than in the first half primarily due to higher marketable iron ore shipments in the second half of 2013 as compared to the first half following the commissioning of additional capacity in the Company’s Canadian operations.

Sales to external customers were stable at $1.7 billion for the year ended December 31, 2013 as compared to $1.7 billion for the year ended December 31, 2012. Iron ore shipments to external customers increased 12% from 10.4 million tonnes in 2012 to 11.6 million tonnes in 2013 while coal shipments to external customers decreased by 2% from 3.33 million tonnes to 3.26 million tonnes. The increase in the volume of external sales of iron ore was mainly due to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. In the second half of 2013, iron ore shipments to external customers were 68% higher than in the first half primarily as a result of higher shipments from the Company’s Canadian operations. With respect to prices, for example, the average benchmark iron ore price per tonne in 2013 of $135.2 CFR China (62% Fe) and the average benchmark price for hard coking coal FOB Australia in 2013 of $158.5 per tonne were 4% higher and 24% lower than in 2012, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2013, as compared with operating income and operating margin for the year ended December 31, 2012:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (%)	2013 (%)
	Flat Carbon Americas	1,010	852	5	4
	Flat Carbon Europe	(3,720)	(933)	(14)	(4)
	Long Carbon Americas and Europe	(514)	1,075	(2)	5
	AACIS	(79)	(476)	(1)	(6)
	Distribution Solutions	(688)	(132)	(4)	(1)
	Mining	1,209	1,176	22	20
	Total adjustments to segment operating income and other [2]	137	(365)	-	-
	Total consolidated operating income	(2,645)	1,197

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2012 (in $ millions)	2013 (in $ millions)
	Corporate and shared services [1]	(158)	(200)
	Real Estate and financial activities	54	(13)
	Shipping and logistics	32	(22)
	Provisions	47	-
	Intragroup stock margin eliminations	218	(75)
	Depreciation and impairment	(56)	(55)
	Total adjustments to segment operating income and other	137	(365)

1	Includes primarily staff and other holding costs and results from shared service activities.

ArcelorMittal’s operating income for the year ended December 31, 2013 was $1.2 billion, as compared with an operating loss of $2.6 billion for the year ended December 31, 2012. The operating income in 2013 reflected $0.4 of fixed asset impairment charges and $0.6 billion of restructuring charges.

Operating income in the first nine months of 2013 ($1.2 billion) was lower than in the first nine months of 2012 (when it reached $2.1 billion), while the operating loss  in the fourth quarter of 2013 ($36  million) was a significant improvement over the operating loss recorded in the fourth quarter of 2012 ($4.7 billion). The fourth quarter of 2013 was negatively affected by the above-mentioned impairment losses and restructuring charges for $0.7  billion while the fourth quarter of 2012 was negatively affected by a $4.3 billion impairment of goodwill and $1.3 billion of charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2013 was $75.2 billion as compared to $83.5 billion for the year ended December 31, 2012. Excluding impairment losses of $0.4 billion and restructuring charges for $0.6 billion as described below for the year ended December 31, 2013 and $5.6 billion for the year ended December 31, 2012, cost of sales decreased by 5% as a result of lower raw material prices. Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2013 were $3.0 billion as compared to $3.3 billion for the year ended December 31, 2012. SG&A remained relatively stable compared to sales as it represented 3.8% of sales for the year ended December 31, 2013 as compared to 3.9% for the year ended December 31, 2012.

Operating income for the year ended December 31, 2013 included impairment losses of $444 million, which compared to impairment losses of $5,035 million for the year ended December 31, 2012. These impairment losses included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa (AACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. ArcelorMittal also recognized impairment charges of $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company recorded an impairment loss of $55 million in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Flat Carbon Europe) and reversed an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium (Flat Carbon Europe) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of $24 million relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Flat Carbon Europe). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Distribution Solutions) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of $41 million with respect to the subsidiaries included in this transaction (see Note 5 to ArcelorMittal’s consolidated financial statements for a breakdown of the impairment charges with respect to this sale and “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”).

Operating income for the year ended December 31, 2013 was positively affected by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”) and a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.

Operating income for the year ended December 31, 2013 was negatively affected by restructuring charges totaling $552 million primarily related to costs incurred for the long term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and to social and environmental costs as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium.

Operating loss for the year ended December 31, 2012 was negatively impacted by the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $0.9 billion for the year ended December 31, 2013, compared to operating income of $1.0 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.6 billion for the second half of the year, compared to operating income of $0.3 billion in the first half. Operating income in the first half of 2013 was negatively affected by lower shipments following labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West during the second quarter and positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.  The higher operating income in the second half of 2013 compared to the first half was largely driven by 4% higher volumes partly offset by lower average steel selling prices in particular in the third quarter.

Operating income for the year ended December 31, 2012 was positively affected by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada and included a charge of $72 million corresponding to one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Europe

Operating loss for the Flat Carbon Europe segment for the year ended December 31, 2013 was $0.9 billion compared to operating loss of $3.7 billion for the year ended December 31, 2012. Operating loss for the segment amounted to $0.6 billion for the second half of the year, compared to operating loss of $0.3 billion in the first half of the year. Despite a continuous difficult economic environment in Europe reflected in lower average steel selling prices in 2013 compared to 2012 (which represented a decrease of approximately €50/tonne), shipments increased by 5% in 2013 as a result of a mild pick-up in demand particularly in the second half of 2013. Excluding impairment and restructuring charges, gain on sale of carbon dioxide credits and unwinding of hedges on raw material purchases, operating income improved by  $0.8 billion reflecting higher shipment volumes and benefits from management gains and asset optimization.

Flat Carbon Europe’s operating loss included restructuring costs amounting to $481 million, of which $137 million of costs incurred for the long term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and $354 million (including social and environmental costs) as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium. These charges were partially offset by a reversal of provisions of $38 million in France and Spain following the revision of certain assumptions. Flat Carbon Europe’s operating loss was reduced by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases.

Flat Carbon Europe’s operating loss included also impairment charges of $45 million, of which $55 million in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia largely offset by the reversal of an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium following the restart of the hot dip galvanizing line HDG5 and $24 million primarily relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France.

Flat Carbon Europe’s operating loss for the year ended December 31, 2012 mainly resulted from a $2,493 million impairment charge of goodwill and $448 million impairment losses related to property, plant and equipment in the framework of asset optimization, of which $130 million in respect of the long term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France and $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $355 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $210 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects) and a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases.

Long Carbon Americas and Europe

Operating income for the Long Carbon Americas and Europe segment for the year ended December 31, 2013 was $1.1 billion compared to operating loss of $0.5 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.6 billion for the second half of the year, compared to operating income of $0.5 billion in the first half of the year. Excluding impairment and restructuring charges, operating income improved by $0.2 billion in 2013 as compared to 2012 primarily due to a positive price cost squeeze and improved profitability in South America in particular during the first half of 2013.

Operating loss for the year ended December 31, 2012 (in particular in the second half of 2012) was increased by an impairment charge of goodwill for $1,010 million and an impairment charge of property, plant and equipment for $270 million, including $222 million related to Spanish and North African entities and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs totaling $98 million associated with asset optimization, primarily in Spanish entities.

AACIS

Operating loss for the AACIS segment for the year ended December 31, 2013 was $0.5 billion, compared to operating loss of $0.1 billion for the year ended December 31, 2012. Lower profitability in 2013 was primarily due to a negative price-cost squeeze, lower average steel selling prices, which declined 9% compared to 2012 and lower shipments (down 4% as compared to 2012). Operating loss for the segment amounted to $326 million for the second half of the year, compared to $150 million in the first half. Operating loss in the second half included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa following the transfer of the operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. Operating loss for the first half of 2013 was increased by the impact of the fire that occurred in February at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident. The resulting operating loss net of insurance indemnification is currently estimated at $56 million.

Operating loss for the year ended December 31, 2012 included the gain on disposal of Paul Wurth for $242 million.

Distribution Solutions

Operating loss for the Distribution Solutions segment for the year ended December 31, 2013 was $0.1 billion, compared to operating loss of $0.7 billion for the year ended December 31, 2012. Operating loss was increased by an impairment charge of $41 million with respect to the subsidiaries included in the agreed sale of certain steel cord assets in the US, Europe and Asia to the joint venture partner Kiswire Ltd. Operating loss for the segment amounted to $104 million for the second half of the year, compared to operating loss of $28 million in the first half of 2013, primarily as a result of the impairment charge recorded in the second half of 2013. Overall operating performance was affected by lower shipments and average steel selling prices.

Operating loss for the year ended December 31, 2012 was mainly related to an $805 million goodwill impairment charge. Operating loss for the year ended December 31, 2012 also included restructuring charges of $127 million relating to asset optimization and the $331 million gain on disposal of Skyline Steel.

Mining

Operating income for the Mining segment for the year ended December 31, 2013 was stable at $1.2 billion, compared to operating income of $1.2 billion for the year ended December 31, 2012. The stability in operating income in 2013 generally reflected slightly improved iron ore prices partly offset by lower coal selling prices.  As noted above, the average reference price of iron ore increased from $130/tonne CFR China for 62% Fe in 2012 to $135.2/tonne in 2013. Coal prices decreased by $51/tonne between 2012 and 2013. Iron ore marketable volume for the year ended December 31, 2013 was 35.1 million tonnes, compared to 28.8 million tonnes for the year ended December 31, 2012. Coal marketable volume for the year ended December 31, 2013 was slightly lower at 4.8 million tonnes, compared to 5.1 million tonnes for the year ended December 31, 2012. Operating income for the year ended December 31, 2013 was negatively impacted by impairment charges of $0.2 billion including $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania, respectively. The increase in cost of sales from $4.0 billion in 2012 to $4.4 billion in 2013 resulted from the $0.2 billion impairment charge mentioned above and the remaining increase by 5% was primarily related to higher shipments.

Operating income for the segment amounted to $0.6 billion for the second half of the year, compared to $0.6 billion in the first half. Operating income for the second half of 2013 was negatively affected by the above mentioned impairment charges.

Income (Loss) from Associates, Joint Ventures and Other Investments

ArcelorMittal recorded a loss of $442 million from associates, joint ventures and other investments for the year ended December 31, 2013, as compared with income from associates, joint ventures and other investments of $185 million for the year ended December 31, 2012. Loss for the year ended December 31, 2013 included impairment charges for a total amount of $422 million, of which $200 million related to the Company’s 47% stake in the associate China Oriental as a result of current expectations regarding future performance. In addition, the Company recorded an impairment charge of $111 million relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (with another impairment charge recorded in cost of sales in the Distribution Solutions segment as described above and in note 5 to ArcelorMittal’s consolidated financial statements).  Loss for the year ended December 31, 2013 also included an impairment charge of $111 million relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of $57 million following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. See “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”. In addition, loss for the year ended December 31, 2013 included a $56 million expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of $45 million with respect to the sale of a 10% interest in Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) following the exercise of the first and second put options. On February 8, 2014, the Company exercised the third put option and decreased its interest in Hunan Valin to 15.05%.

Income from associates, joint ventures and other investments for the year ended December 31, 2012 included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were slightly higher for the year ended December 31, 2013, at $3.1 billion, as compared with $2.9 billion for the year ended December 31, 2012.

Net interest expense (interest expense less interest income) was $1.8 billion for the year ended December 31, 2013 as compared to $1.9 billion for the year ended December 31, 2012. Interest expense was slightly lower for the year ended December 31, 2013 at $1.9 billion, compared to interest expense of $2.0 billion for the year ended December 31, 2012, primarily due to the positive effect of lower debt following the tender and repayment of bonds and privately placed notes at the end of June 2013 (See “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”), partly offset by step-ups in the interest rate payable on most of the Company’s outstanding bonds as a result of the Company’s rating downgrades in the second half of 2012. Interest income for the year ended December 31, 2013 amounted to $0.1 billion, compared to $0.2 billion for the year ended December 31, 2012.

Foreign exchange and other net financing costs (which include bank fees, interest on pensions and fair value adjustments of derivative instruments) increased slightly from  $0.9 billion for the year ended December 31, 2012 to $1.3 billion for the year ended December 31, 2013. Foreign exchange and other net financing costs for the year ended December 31, 2013 included an expense of $80 million relating to interest and penalties with respect to the settlement of a tax amnesty program in Brazil.

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.2 billion for the year ended December 31, 2013, as compared to a consolidated income tax benefit of $1.9 billion for the year ended December 31, 2012. The full year 2013 income tax expense includes an expense of $222 million related to the settlement of two tax amnesty programs in Brazil. For additional information related to ArcelorMittal’s income taxes, see Note 21 to ArcelorMittal’s consolidated financial statements.

 ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2012 and 2013 are as set forth below:

	2012		2013
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	133	35.00%	(120)	35.00%
Argentina	43	35.00%	52	35.00%
France	(312)	34.43%	(224)	34.43%
Brazil	(124)	34.00%	94	34.00%
Belgium	(44)	33.99%	(208)	33.99%
Germany	(225)	30.30%	(138)	30.30%
Spain	(253)	30.00%	(218)	30.00%
Luxembourg	(1,343)	29.22%	203	29.22%
Mexico	71	28.00%	(93)	30.00%
South Africa	(24)	28.00%	(57)	28.00%
Canada	174	26.90%	240	26.90%
Algeria	(21)	25.00%	(26)	25.00%
Russia	18	20.00%	(14)	20.00%
Kazakhstan	13	20.00%	(24)	20.00%
Czech Republic	19	19.00%	(7)	19.00%
Poland	(23)	19.00%	(8)	19.00%
Romania	(4)	16.00%	(29)	16.00%
Ukraine	(58)	16.00%	(32)	16.00%
Dubai	-	0.00%	-	0.00%
Others	(156)		18
Total	(2,116)		(591)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $30 million for the year ended December 31, 2013, as compared with net loss attributable to non-controlling interests of $117 million for the year ended December 31, 2012. Net loss attributable to non-controlling interests decreased in 2013 primarily as a result of income attributable to non-controlling interests in ArcelorMittal Mines Canada following the sale of a 15% stake in the first half of 2013.

Net Loss Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2013 amounted to $2.5 billion compared to net loss attributable to equity holders of $3.3 billion for the year ended December 31, 2012, for the reasons discussed above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (thousands of MT)	2012 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	Flat Carbon Americas	21,035	20,152	22,249	22,291	(4)	-	(4)
	Flat Carbon Europe	31,062	27,192	27,123	26,026	(12)	(4)	(12)
	Long Carbon Americas and Europe	25,165	21,882	23,869	22,628	(13)	(5)	(6)
	AACIS	10,779	10,051	12,516	12,830	(7)	3	(9)
	Distribution Solutions	19,055	16,294	18,360	17,693	(14)	(4)	(11)
	Mining	6,365	5,493	N/A	N/A	(14)	N/A	N/A
	Total	93,973	84,213	85,757	83,775	(10)	(2)	(8)

1	Amounts are prior to inter-company eliminations (except for total) and sales include non-steel sales.
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
4

Includes purchases under a strategic agreement with SIOC. Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. Following an agreement reached on December 13, 2012, SIOC supplied a maximal annual volume of 4.8 million tonnes of iron ore at an average price of $65 per tonne with effect from January 1, 2013.

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

Mining

In the Mining segment, sales were $5.5 billion for the year ended December 31, 2012, representing a decrease of 14% from sales of $6.4 billion for the year ended December 31, 2011. The decrease was primarily due to lower selling prices of iron ore and coal driven by a decrease in international prices, which was partially offset by higher shipments from own mines for both iron ore and coal. Lower selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.2 billion of the decrease in the mining segment sales. Sales in the first half of 2012 were $2.9 billion, up 4% from the same period in 2011, while sales in the second half of the year were $2.6 billion, down 26% from the same period in 2011 (iron ore prices were down 26% during the same reference period). Sales to external customers were $1.7 billion for the year ended December 31, 2012, representing a 12% increase compared to $1.5 billion for the year ended December 31, 2011. The increase is mainly due to higher shipment volumes of iron ore sold externally. Iron ore shipments to external customers increased 15% from 9 million tonnes in 2011 to 10.4 million tonnes in 2012, and coal shipments to external customers decreased by 5% from 3.5 million tonnes to 3.3 million tonnes. The increase in the volume of external sales of iron ore was due in part to the Company’s increasing marketing efforts in anticipation of increasing mining production. The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term. With respect to prices, for example, the average benchmark iron ore price per tonne in 2012 of $130.0 CFR China (62% Fe) and the average benchmark price for hard coking coal (Low Volatile peak-down) FOB Australia in 2012 of $191.0 per tonne were 22% and 35% lower than in 2011, respectively. It should be noted, however, that there may not be a direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2012, as compared with operating income and operating margin for the year ended December 31, 2011:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2011 (in $ millions)	2012 (in $ millions)	2011 (%)	2012 (%)
	Flat Carbon Americas	1,445	1,010	7	5
	Flat Carbon Europe	(319)	(3,720)	(1)	(14)
	Long Carbon Americas and Europe	679	(514)	3	(2)
	AACIS	727	(79)	7	(1)
	Distribution Solutions	55	(688)	-	(4)
	Mining	2,578	1,209	41	22
	Total adjustments to segment operating income and other [2]	39	137	-	-
	Total consolidated operating income	5,204	(2,645)

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2011 (in $ millions)	2012 (in $ millions)
	Corporate and shared services [1]	(260)	(158)
	Real Estate and financial activities	154	54
	Shipping and logistics	73	32
	Provisions	89	47
	Intragroup stock margin eliminations [2]	17	218
	Depreciation and impairment	(34)	(56)
	Total adjustments to segment operating income and other	39	137

1	Includes primarily staff and other holding costs and results from shared service activities.
2

In 2012, inventory levels decreased as compared to 2011, which combined with reduction in margins due to decrease in iron ore prices and increase in cost of production, resulted in lower intragroup margin eliminations.

ArcelorMittal’s operating loss for the year ended December 31, 2012 was $2.6 billion, as compared with an operating income of $5.2 billion for the year ended December 31, 2011. The operating loss in 2012 reflected the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges) as well as price-cost squeeze during the year, primarily in steel, but also in mining, following reduction of raw material prices, demand contraction in Europe and economic slowdown in China.

Operating income in the first half of 2012 was lower than in the first half of 2011, slightly positive in the third quarter and then decreased to a significant operating loss in the fourth quarter of 2012, when the above-mentioned impairment loss was recognized. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair & maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2012 was $83.5 billion as compared to $85.2 billion for the year ended December 31, 2011. Excluding impairment losses of $5 billion described below, cost of sales decreased by 8% as a result of lower shipments and lower raw material prices. SG&A for the year ended December 31, 2012 were $3.3 billion as compared to $3.6 billion for the year ended December 31, 2011. SG&A remained relatively stable compared to sales as it represented 3.9% of sales for the year ended December 31, 2012 as compared to 3.8% for the year ended December 31, 2011.

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

Operating loss for the year ended December 31, 2012 was reduced by a net gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases (see “—Overview—Impact of Exchange Rate Movements”), gains on disposal of Skyline Steel and the stake in Paul Wurth for $331 million and 242 million, respectively, and a curtailment gain of $285 million due to changes to the employee benefit plans at ArcelorMittal Dofasco.

Operating loss for the year ended December 31, 2012 was negatively impacted by restructuring costs associated with asset optimization, totaling $587 million, primarily affecting various Distribution Solutions entities, Flat Carbon Europe and Long Carbon

Europe operations. Operating loss for the year ended December 31, 2012 was also negatively impacted by a charge of $72 million including one-time signing bonus and actuarial losses related to post retirement benefits following the conclusion of the new US labor agreement.

Flat Carbon Americas

Operating income for the Flat Carbon Americas segment amounted to $1.0 billion for the year ended December 31, 2012, compared to operating income of $1.4 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected price-cost squeeze effects following lower average steel selling prices in North American operations. Operating income was also negatively impacted by the weaker market conditions in the international slab market and the South American markets which affected the results of the Mexican and Brazilian operations. Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to operating income of $0.9 billion in the first half. The operating income in the second half of 2012 reflected the effect of a price-cost squeeze, especially in North America in the fourth quarter, in which the operating loss was substantially driven by a 6% decrease in average selling price as compared to the third quarter of 2012. Operating income for the first half of the year was positively impacted by the curtailment gain of $285 million resulting from the changes to the pension plan and health and dental benefits in ArcelorMittal Dofasco in Canada. Operating income for the second half of the year included a charge of $72 million related to a one-time signing bonus linked to post retirement benefits following the conclusion of the new US labor agreement.

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

Long Carbon Americas and Europe

Operating loss for the Long Carbon Americas and Europe segment for the year ended December 31, 2012 was $0.5 billion compared to operating income of $0.7 billion for the year ended December 31, 2011. The decrease in operating income in 2012 generally reflected the deterioration of the economic environment in Europe, resulting in lower shipment volumes (which were down 5%) and lower average steel selling prices (down 6%). Operating loss for the segment amounted to $1.0 billion for the second half of the year, compared to operating income of $0.5 billion in the first half of the year, primarily driven by an impairment charge of $1,010 million related to goodwill, lower steel shipment volumes and lower average selling price. European operations were particularly exposed to price-cost squeeze effects resulting from the overhang of high-cost raw material inventories and the negative impact of the time lag of passing along increases in cost to customers, as it does not have a significant amount of captive iron ore supply and to demand contraction in Europe.

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

AACIS

Operating loss for the AACIS segment for the year ended December 31, 2012 was $0.1 billion, compared to operating income of $0.7 billion for the year ended December 31, 2011. Lower profitability in 2012 was primarily due to lower average steel selling prices, which declined 9% compared to 2011. Operating loss for the segment amounted to $48 million for the second half of the year, compared to $31 million in the first half. Operating income in the second half included the gain on disposal of Paul Wurth for $242 million. Excluding this gain, profitability decreased significantly during the second half of 2012 and in particular in the fourth quarter due to negative price-cost squeeze and lower volumes sold.

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

Mining

Operating income for the Mining segment for the year ended December 31, 2012 was $1.2 billion, compared to operating income of $2.6 billion for the year ended December 31, 2011. The 54% decrease in operating income in 2012 generally reflected lower iron ore and coal selling prices and higher input costs.  In terms of selling prices, as noted above, the average reference price of iron ore decreased from $167.59/tonne CFR China for 62% Fe in 2011 to $130/tonne in 2012. Iron ore marketable volume for the year ended December 31, 2012 was 28.8 million tonnes, compared to 28.0 million tonnes for the year ended December 31, 2011. Coal marketable volume for the year ended December 31, 2012 was stable at 5.1 million tonnes, compared to 4.9 million tonnes for the year ended December 31, 2011. Cost of sales increased from $3.7 billion to $4.0 billion, an increase of 8% primarily due to higher shipments and higher input cost.

Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.8 billion in the first half. The decrease in the second half of 2012 was primarily driven by lower iron ore and coal selling prices as well as lower shipments of marketable volumes (internal transfers reported at market price and external sales) from own mines for iron ore.

Income (Loss) from Associates, Joint Ventures and Other Investments

ArcelorMittal recorded $0.2 billion of income from associates, joint ventures and other investments for the year ended December 31, 2012, as compared with income from associates, joint ventures and other investments of $0.6 billion for the year ended December 31, 2011. Income for the year ended December 31, 2012 was lower compared to 2011 due to losses from Chinese investees and impacts of disposals.  It included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale. Income for the year ended December 31, 2011 included an impairment loss of $107 million, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long term liabilities). Net financing costs were relatively stable for the year ended December 31, 2012, at $2.9 billion, as compared with $3.0 billion for the year ended December 31, 2011.

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

Foreign exchange and other net financing costs (which include bank fees, interest on pensions, impairment of financial instruments and fair value adjustments of derivative instruments) remained stable; they amounted to $0.9 billion for the year ended December 31, 2012 as compared to costs of $1.2 billion for the year ended December 31, 2011. While these costs were relatively stable from year to year, there were significant variations from quarter to quarter, resulting from the impact of fluctuation in the €/$ exchange rate on the Company’s euro denominated debt (translation effect).

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

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2011 and 2012 are as set forth below:

	2011		2012
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	180	35.00%	133	35.00%
Argentina	30	35.00%	43	35.00%
France	(139)	34.43%	(312)	34.43%
Brazil	(14)	34.00%	(124)	34.00%
Belgium	617	33.99%	(44)	33.99%
Germany	(135)	30.30%	(225)	30.30%
Spain	(261)	30.00%	(253)	30.00%
Luxembourg	(534)	28.80%	(1,343)	29.22%
Mexico	114	28.00%	71	28.00%
South Africa	9	28.00%	(24)	28.00%
Canada	245	26.90%	174	26.90%
Algeria	(25)	25.00%	(21)	25.00%
Russia	7	20.00%	18	20.00%
Kazakhstan	114	20.00%	13	20.00%
Czech Republic	2	19.00%	19	19.00%
Poland	(4)	19.00%	(23)	19.00%
Romania	(30)	16.00%	(4)	16.00%
Ukraine	28	16.00%	(58)	16.00%
Dubai	-	0.00%	-	0.00%
Others	(113)		(156)
Total	91		(2,116)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net loss attributable to non-controlling interests was $117 million for the year ended December 31, 2012, as compared with net loss attributable to non-controlling interests of $3 million for the year ended December 31, 2011. The increase relates to lower income in subsidiaries with non-controlling interests, particularly in Africa.

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

Net Income Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012 amounted to $3.3 billion compared to net income attributable to equity holders of $2.4 billion for the year ended December 31, 2011, for the reasons discussed above.

B.    Liquidity and Capital Resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2013, ArcelorMittal’s cash and cash equivalents, including restricted cash, amounted to $6.2 billion as compared to $4.5 billion as of December 31, 2012. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of December 31, 2013 as compared to $10.0 billion as of December 31, 2012.

As of December 31, 2013, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $22.3 billion, compared to $26.3 billion as of December 31, 2012. Total debt decreased as compared to prior year mainly due to the repayment of €1.5 billion and $1.2 billion in unsecured bonds and notes upon maturity in June 2013 as well as other privately placed notes.  Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $16.1 billion as of December 31, 2013, down from $21.8 billion at December 31, 2012. Net debt decreased as compared to prior period primarily due to improvement in cash from operations, cash proceeds from divestments and the issuance in January 2013 of shares (for gross proceeds of $1.75 billion) and of Mandatorily Convertible Subordinated Notes due 2016 (for gross proceeds of $2.25 billion). Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2013 was 30% as compared to 43% at December 31, 2012.

The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings. Due to, among other things, the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s currently have ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased incremental interest expense of $87 million in 2013 and $38 million in 2012.

ArcelorMittal’s principal credit facilities, which are (i) the syndicated revolving credit facility entered into on March 18, 2011, originally for an amount of $6 billion, but subsequently reduced by amendment on November 26, 2013 to $3.6 billion (the “$3.6 Billion Facility”) and (ii) the syndicated revolving credit facility entered into on May 6, 2010, originally for an amount of $4 billion, but subsequently reduced by amendment on November 26, 2013 to $2.4 billion and extended until November 6, 2018 (the “$2.4 Billion Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. The Company refers to these ratios as the “Leverage Ratios”. Most of ArcelorMittal’s credit facilities have a Leverage Ratio of 3.5 to one. The $3.6 Billion Facility and $2.4 Billion Facility were recently amended to increase the Leverage Ratio to 4.25 to one. As of December 31, 2013, the Company was in compliance with the Leverage Ratios.

Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2013 and December 31, 2012.

As of December 31, 2013, ArcelorMittal had guaranteed approximately $0.4 billion of debt of its operating subsidiaries and $0.6 billion of total debt of ArcelorMittal Finance. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2013.

		Repayment Amounts per Year
		(in billions of $)
	Type of Indebtedness as of December 31, 2013	2014	2015	2016	2017	2018	>2018	Total
	Term loan repayments
	- Convertible bonds[1]	2.5	-	-	-	-	-	2.5
	- Bonds	0.8	2.2	1.9	2.7	2.2	7.6	17.4
	Subtotal	3.3	2.2	1.9	2.7	2.2	7.6	19.9
	Long-term revolving credit lines	-	-	-	-	-	-	-
	- $3.6 billion syndicated credit facility	-	-	-	-	-	-	-
	- $2.4 billion syndicated credit facility	-	-	-	-	-	-	-
	Commercial paper[2]	-	-	-	-	-	-	-
	Other loans	0.8	0.3	0.5	0.2	0.1	0.5	2.4
	Total Gross Debt	$4.1	$2.5	$2.4	$2.9	$2.3	$8.1	$22.3

1

Represents the financial liability component of the approximately $2.5 billion of convertible bonds issued on April 1, 2009 (euro-denominated 7.25% convertible bonds due 2014 (the "Euro Convertibles") and May 6, 2009 (U.S. dollar denominated 5% convertible notes due 2014 (the "USD Convertibles"), respectively.

2	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2013 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$3.6 Billion Facility	$3.6	-	$3.6
$2.4 Billion Facility	$2.4	-	$2.4
Total committed lines	$6.0	-	$6.0

The average debt maturity of the Company was 6.2 years as of December 31, 2013, as compared to 6.1 years as of December 31, 2012.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2013, including the breakdown between fixed rate and variable rate debt, is set forth in Note 17 to the Consolidated Financial Statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in Note 18 to the Consolidated Financial Statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in Note 17 to the Consolidated Financial Statements.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into a $6 billion facility (now defined herein as the $3.6 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of December 31, 2013, the $3.6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into a $4 billion facility (now defined herein as the $2.4 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended from May 6, 2015 to November 6, 2018. As of December 31, 2013, the $2.4 Billion Facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million.

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of $300 million, maturing on December 20, 2016.  The facility may be used by the Group for the general corporate purposes.  Amounts repaid under this agreement may not be re-borrowed.

2013 Capital Markets Transactions

On January 14, 2013, ArcelorMittal completed an offering of 104,477,612 of its ordinary shares, priced at $16.75 per share, for a total aggregate amount of $1.75 billion. As a result of this offering, the aggregate number of ArcelorMittal shares issued and fully paid up increased to 1,665,392,222.

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of $2,222 million. The notes have a maturity of three years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The initial minimum conversion price of the MCNs was equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the initial maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94), subject to adjustment upon the occurrence of certain events. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was $384 million on the date of issuance. The value of the equity component of $1,838 million was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is recognized in equity.

On June 26, 2013, in connection with a zero premium cash tender offer to purchase any and all of its 4.625% euro- denominated notes due in November 2014, ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  Upon settlement for all of the notes accepted pursuant to the offer, which occurred on July 1, 2013, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

On June 28, 2013, in connection with the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014, ArcelorMittal purchased $310.7 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $327.0 million. An additional $0.8 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $0.8 million were accepted on the final settlement date of July 16, 2013. Accordingly, a total of $311.5 million principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of $327.8 million. Upon settlement for all of the notes accepted pursuant to the offer, $188.5 million principal amount remained outstanding.

On July 30, 2013, ArcelorMittal repurchased the full amount outstanding in respect of its €125 million 6.2% Fixed Rate Notes due 2016, while on August 29, 2013, ArcelorMittal repurchased the full amount outstanding in respect of its $120 million 6.38% privately placed Notes due 2015. Total cash spent on the two transactions was approximately $328.1 million (including interest).

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,624 million as of December 31, 2013. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,424 million and $5,368 million, as of December 31, 2012 and 2013, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2011, 2012 and 2013 was $35.3 billion, $33.9 billion and $35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 were $152 million, $182 million and $172 million, respectively.

Earnings Distribution

In light of the downturn in global economic conditions that commenced in September 2008, ArcelorMittal’s Board of Directors recommended on February 10, 2009 a reduction of the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875) from $1.50 per share previously. The dividend policy was approved by the annual general meeting of shareholders on May 12, 2009, and was also maintained in 2010, 2011 and 2012.

In view of the continued challenging global economic conditions affecting  the Company’s business in 2013 and its priority to deleverage, ArcelorMittal’s Board of Directors recommended on May 7, 2013 a further reduction of the annual dividend to $0.20 per share from $0.75 per share in 2012. The recommendation was approved by the annual general meeting of shareholders on May 8, 2013, and the dividend was paid in full on July 15, 2013.

On February 7, 2014, ArcelorMittal’s  Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on May 8, 2014. The dividend payment calendar is available on www.arcelormittal.com.

ArcelorMittal held 11,792,674 shares in treasury as of December 31, 2013, as compared to 11,807,462 shares as of December 31, 2012.  As of December 31, 2013, the number of shares held by the Company in treasury represented approximately 0.71% of the Company’s total issued share capital.

Pension/OPEB liabilities

The net deficit of the obligation for employee benefits decreased by $2.6 billion from $11.3 billion as of December 31, 2012 to $8.7 billion as of December 31, 2013. The main effects for ArcelorMittal are related to the change in financial assumptions such as the increase of discount rates used to calculate the pension, other post-employment benefits (“OPEB”) and early retirement obligations, combined with the higher returns on plan assets.

Sources and Uses of Cash

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2012	2013
Net cash provided by operating activities	5,340	4,296
Net cash used in investing activities	(3,730)	(2,877)
Net cash (used in) provided by financing activities	(1,019)	241

Net Cash Provided by Operating Activities

For the year ended December 31, 2013, net cash provided by operating activities decreased to $4.3 billion, as compared with $5.3 billion for the year ended December 31, 2012, mainly because of lower operating working capital release. The net cash provided by operating activities was positively affected by a $0.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), including a $0.6 billion increase in inventories, a $0.1 billion decrease in accounts receivable and a $1.3 billion increase in accounts payable. Increase in inventories is primarily related to higher levels of steel production compared to 2012 and to a lower extent to slightly higher average number of rotation days of inventories (102 days as compared to 99 days). This increase in inventories affected particularly the second half of 2013 as during the first half of 2013, inventories decreased by $0.4 billion mainly as a result of lower levels of steel production and lower raw material prices. Accounts payable increased as a result of higher purchases of raw materials and higher iron ore prices. The decrease in net cash provided by operating activities in 2013 as compared to 2012 was due in particular to operating cash flow deployment in the first quarter for $0.3 billion and in the third quarter for $0.4 billion, themselves driven by a deployment of working capital for $0.5 billion and $0.8 billion, respectively (resulting in turn largely from higher trade receivables and lower payables).

Net Cash Used in Investing Activities

Net cash used in investing activities was $2.9 billion for the year ended December 31, 2013 as compared to $3.7 billion for the year ended December 31, 2012. This significant decrease is mainly related to capital expenditure which amounted to $3.5 billion for the year ended December 31, 2013 as compared to $4.7 billion for the year ended December 31, 2012. Net inflows from other investing activities amounted to $0.6 billion, including $139 million related to proceeds received from the reduction in the Company’s stake in Baffinland and $267 million from the sale of Erdemir shares.

In 2013, capital expenditure of $3.5 billion included $2.4 billion related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining.  In 2012, capital expenditure was $4.7 billion, $3.2 billion of which was related to steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to mining projects. In 2014, capital expenditure is expected to increase slightly to approximately $3.8-4.0 billion. The Company continues to focus primarily on core growth capital expenditure in its franchise businesses. While most planned steel investments remain suspended, the Company has selectively restarted some of its capital expenditure projects to support the development of franchise steel businesses, in particular Phase 1 of the expansion project in Monlevade (Brazil) focusing on downstream facilities and restarted in the second quarter of 2013.  The Phase 2 expansion of the Liberian mining operation involving the construction of a concentrator, among other things, is underway and will be capital-intensive until completion expected by end of 2015.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2013 included the following major projects: completion of capacity expansion in ArcelorMittal Mines Canada, Liberia greenfield mining project; capacity expansion in finished products, rebar and meltshop in Monlevade; construction of a new rolling mill in Acindar; construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco, capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4.D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash provided by financing activities was $0.2 billion for the year ended December 31, 2013, as compared to net cash used of $1.0 billion in 2012. The cash inflow from financing activities in 2013 was mainly related to an offering of 104 million of the Company’s ordinary shares for a total aggregate amount of $1.75 billion, the issuance of mandatorily convertible subordinated notes with net proceeds of $2.2 billion, and the receipt of cash proceeds of $1.1 billion from the disposal of a 15% interest in ArcelorMittal Mines Canada.  Net cash from financing activities also included debt repayment of $3.3 billion, primarily €1.5 billion for the 8.25% bond due 2013 and $1.2 billion for the 5.375% bond due 2013. In addition, it included $0.8 billion following the completion of a cash tender offer to purchase any and all of the Company’s 6.5% U.S. dollar denominated notes due in April 2014 and the 4.625% euro-denominated notes due in November 2014 as well as to prepay €125 million of 6.2% fixed rates notes maturing in 2016 and $120 million of 6.38% privately placed notes maturing in 2015.

Dividends paid during the year ended December 31, 2013 were $0.4 billion, including $332 million paid to ArcelorMittal shareholders, $57 million paid to holders of subordinated perpetual capital securities and $26 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2012 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent increased to $49.8 billion at December 31, 2013, as compared to $47.0 billion at December 31, 2012, primarily due to share offering for $1.8 billion, issuance of mandatorily convertible subordinated notes for $1.8 billion, disposal of 15% interest in ArcelorMittal Mines Canada for $0.7 billion and recognized actuarial gains and losses for $2.0 billion. This increase was partly offset by the net loss attributable to the equity holders of the parent of $2.5 billion and dividend payments of $0.4 billion. See Note 19 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2011	2012
Net cash provided by operating activities	1,859	5,340
Net cash used in investing activities	(3,744)	(3,730)
Net cash used in financing activities	(555)	(1,019)

Net Cash Provided by Operating Activities

For the year ended December 31, 2012, net cash provided by operating activities increased to $5.3 billion, as compared with $1.9 billion for the year ended December 31, 2011, mainly because of operating working capital release. The net cash provided by operating activities was positively impacted by a $2.8 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), driven by a $2.8 billion decrease in  inventories (accounts receivable decreased by $1.2 billion and accounts payable decreased by $1.1 billion, cancelling each other out). As the average number of rotation days of inventories remained stable, inventories decreased mainly as a result of lower levels of steel production compared to 2011 and lower raw material prices as the average benchmark ore price per tonne of $130.0 CFR China and the average benchmark price for hard coking coal FOB Australia were 22% and 35% lower than in 2011, respectively, leading to a lower carrying value of raw materials and finished steel products in inventory. Accounts receivable decreased mainly as a result of lower sales. Accounts payable decreased as a result of lower purchases of raw materials and lower raw material prices. The year-on-year increase in net cash provided by operating activities was due in particular to strong operating cash flow generation in the second quarter for $2.2 billion and in the fourth quarter of $2.9 billion, themselves driven by a release of working capital for $1.4 billion and $2.0 billion, respectively (resulting in turn largely from lower inventories and trade receivables).

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

In 2012, capital expenditure totalled $4.7 billion, $3.2 billion of which was related to maintenance in steelmaking facilities (including health and safety investments) and $1.5 billion dedicated to growth projects in mining.  In 2011, capital expenditure was $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects. The Company focused  only on core growth capital expenditure in its mining business given potentially attractive return profiles of projects under construction. Some planned steel investments remain suspended.  The Phase 2 expansion of the Liberian mining operation involves the construction of a concentrator, among other things, and will be capital-intensive over the 2013-2015 period.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2012 included the following major projects: Andrade capacity expansion plan in Andrade mine in Brazil, Liberia greenfield mining project; capacity expansion plan and replacement of spirals for enrichment in ArcelorMittal Mines in Canada. See “Item 4.D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash Used in Financing Activities

Net cash used in financing activities was $1.0 billion for the year ended December 31, 2012, as compared to $0.6 billion in 2011. The increase in cash used in financing activities was primarily due to an increase in debt repayments, partly offset by proceeds from issuance of subordinated perpetual capital securities for $642 million and from long-term debt, primarily due to bond issuances.  The Company issued €500 million 4.500% (5.75% after downgrade) Notes due 2018 under its €3 billion wholesale Euro Medium Term Notes Programme as well as three series of U.S. dollar denominated notes, consisting of $500 million 3.750% (4.25% after downgrade) Notes due 2015, $1.4 billion 4.500% (5.00% after downgrade) Notes due 2017 and $1.1 billion 6.250% (6.75% after downgrade) Notes due 2022. The proceeds from these issuances were used to refinance existing indebtedness including a repayment of the Company’s syndicated credit facility. Furthermore, as part of a cash tender offer, the Company accepted for purchase $299 million principal amount of its 5.375% Notes due 2013 for a total aggregate purchase price (including other financial charges and accrued interests) of $314 million; the remaining outstanding principal amount of such Notes is $1.2 billion. Net cash used in financing activities also included outflow for purchases of non-controlling interests.

Dividends paid during the year ended December 31, 2012 were $1.2 billion, including $1,171 million paid to ArcelorMittal shareholders and $20 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2011 were $1.2 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $47.0 billion at December 31, 2012, as compared to $52.7 billion at December 31, 2011, primarily due to the net loss attributable to the equity holders of the parent of $3.3 billion and dividend payments of $1.2 billion. See Note 19 to ArcelorMittal’s consolidated financial statements.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2011, 2012 and 2013 amounted to $306 million, $285 million and $270 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Operating income plus depreciation and impairment is expected to be approximately $8 billion in 2014 assuming an increase in steel shipments by approximately 3% in 2014 as compared to 2013, an increase in marketable iron ore shipments by approximately 15%, the average iron ore price is in line with the market consensus (approximately $120/tonne for 62% Fe CFR China) and a moderate improvement in steel margins.

Based on the current economic outlook, ArcelorMittal  expects global apparent steel consumption (“ASC”) to increase by approximately 3.5-4% in 2014. ArcelorMittal expects the pick-up in European manufacturing activity in the second half of 2013  to continue in 2014 and to support ASC growth of approximately 1.5-2.5% in 2014 (versus a contraction of 0.6% in 2013). In the US, ArcelorMittal expects  continued positive economic momentum, including an uptick in non-residential construction, to  support ASC growth of 3.5-4.5% in 2014 (versus a contraction of 0.5% in 2013). While there remain risks to the global demand picture, ArcelorMittal expects the fundamentals, particularly in the Company’s key markets in the developed world, to be more supportive in 2014 than in 2013.

Net interest expense is expected to be approximately $1.6 billion in 2014, due primarily to lower average debt. Capital expenditure is expected to be approximately $3.8-4.0 billion (of which $2.9 billion is expected to be maintenance), a slight increase in 2014 as compared to 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the Phase 2 Liberia project.

The Company has a medium term objective to reduce its net debt to $15 billion.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. ArcelorMittal has various purchase commitments and long-term obligations described below under “—F. Tabular Disclosure of Contractual Obligations” and in Note 24 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2013, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2013, various long-term obligations that will become due in 2014 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2013, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations—scheduled repayments—Note 17 to the ArcelorMittal Consolidated Financial Statements	22,311	4,092	4,907	5,277	8,035
Operating Lease Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	2,235	595	642	419	579
Environment Commitments and asset retirement obligation—Note 22 and Note 26 to the ArcelorMittal Consolidated Financial Statements [1]	1,431	111	279	115	926
Purchase Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	18,557	5,461	4,232	2,759	6,105
Funding Contribution to the pension and post-employment plans [2]	843	843
Scheduled interest payments	10,477	1,547	2,479	1,590	4,861
Other Long-Term Liabilities	514	-	345	26	143
Acquisition/Investment Commitments—Note 24 to the ArcelorMittal Consolidated Financial Statements	1,060	454	606	-	-
Total	57,428	13,103	13,490	10,186	20,649

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31,

2013. Also included are liabilities related to environmental matters, which are further discussed in Note 26 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 24 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM  6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 11-member Board of Directors. The Board’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) are each comprised exclusively of independent directors. In addition, half of the Risk Management Committee is comprised of independent directors.

The annual general meeting of shareholders on May 8, 2013 acknowledged the expiration of the terms of office of Ms. Vanisha Mittal Bhatia, Ms. Suzanne P. Nimocks and Mr. Jeannot Krecké. At the same meeting, the shareholders re-elected Ms. Bhatia, Ms. Nimocks and Mr. Krecké  for a new term of three years each.

The Board of Directors is composed of 11 directors, of which 10 are non-executive directors and eight are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.

Mr. Lewis B. Kaden is the Lead Independent Director. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows: coordination of activities of the other Independent Directors; liaison between the Chairman and the other Independent Directors; calling meetings of the Independent Directors when necessary and appropriate; leading the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors.

No member of the Board of Directors, including the executive Director, has entered into any service contract with ArcelorMittal or any of its subsidiaries providing for benefits upon the end of his or her service on the Board. In December 2013, all non-executive Directors of the Company signed the Company’s Appointment Letter, which confirms the conditions of their appointment including compliance with a non-compete provision, the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Company’s Code of Business Conduct.

The members of the Board of Directors are set out below:

	Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	63	May 1997	May 2014	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 2 4	71	April 2005	May 2014	Lead Independent Director
	Vanisha Mittal Bhatia	33	December 2004	May 2016	Director
	Narayanan Vaghul1 2 4	77	July 1997	May 2015	Director
	Wilbur L. Ross1 4	76	April 2005	May 2015	Director
	Jeannot Krecké[3]	63	January 2010	May 2016	Director
	Antoine Spillmann1 3 4	50	October 2006	May 2014	Director
	HRH Prince Guillaume de Luxembourg2 4	50	October 2006	May 2014	Director
	Suzanne P. Nimocks2 3 4	54	January 2011	May 2016	Director
	Bruno Lafont1 4	57	May 2011	May 2014	Director
	Tye Burt3 4	56	May 2012	May 2015	Director

1	Member of the Audit Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Member of the Risk Management Committee.
4	Non-executive and independent director.
5	Age as of December 31, 2013.
6	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.
7	Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

The business address of each of the members of the Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 63, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and European Aeronautic Defence & Space Company (EADS) N.V. He is a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the Ukrainian President’s Domestic and Foreign Investors Advisory Council, the World Economic Forum’s International Business Council, the Worldsteel’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management and on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s then-leading steel producer. In 2006, he merged Mittal Steel and Arcelor to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded Worldsteel’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia.  Mr. Mittal is a citizen of India.

Lewis B. Kaden, 71, is the Lead Independent Director of ArcelorMittal. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He was Vice Chairman of Citigroup between 2005 and 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 33, was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004.  She has a Bachelor of Arts degree in Business Administration from the European Business School and has worked at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH, an Internet-based venture capital fund, within the procurement department of Mittal Steel, in charge of a cost-cutting project, and is currently Head of Strategy for Aperam. She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Bhatia is a citizen of India.

Narayanan Vaghul, 77, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 76, is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. WL Ross & Co is part of Invesco Private Capital, a listed company, of which Mr. Ross is Chairman. As such, Mr. Ross is also the Chairman and Chief Executive Officer of several unlisted Invesco portfolio companies. Mr. Ross is the Chairman of International Textile Group and Diamond S Shipping, which are unlisted companies, and of the Japan Society and the Economics Studies Council of the Brookings Institution, which are non-profit entities. Mr. Ross is a director of International Automotive Components and Compagnie Européenne de Wagons SARL (Luxembourg), both non-listed companies. Mr. Ross is also a director of the Yale School of Management and the Harvard Business School Dean’s Advisory Board. He is on the Boards of Assured Guaranty, Bank United and EXCO Resources, all NYSE-listed, and PLASCAR, which is listed in Brazil. He is also Director of Navigator Holdings which now is listed on the NYSE. Mr. Ross was an Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000, and the Chairman of the Smithsonian Institution National Board. Mr. Ross was also the Chairman of the International Steel Group since its inception until April 2005, when it merged into Mittal Steel Company NV. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 63, started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration as well as in the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services and a Strategic adviser to GENII-Capital. He is a member of the boards of JSFC Sistema, of East West United Bank, of China Construction Bank Europe, of Calzedonia Finanziara S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 50, is CEO and executive partner at the firm Bruellan Wealth Management; one of Switzerland leading independent asset management companies based in Geneva, Switzerland. He spends most of his time defending the rights of shareholders and investors in quoted companies in Switzerland. He served for 5 years as vice president of the Swiss association of asset manager.  Mr. Spillmann is also a non-independent board member of Bondpartners SA (“BPL”), Lechanche SA and Sibelco Switzerland AG. BPL is a Swiss financial services company founded in 1972, authorized under the law to trade securities and controlled by the Swiss Financial Market Supervisory Authority (FINMA). BPL is also a member of the Swiss Bankers Association, member of the International Capital Market Association and associated member of the Swiss Stock Exchange and is quoted on the SIX Stock Exchange. Leclanché is a 100 years old Swiss company that develops and produces energy storage systems using large-format lithium-ion-cells. The firm is also quoted on the SIX Stock Exchange. Prior to this, he worked for leading investment banks in London from 1986 to 2000. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a citizen of Switzerland.

H.R.H. Prince Guillaume de Luxembourg, 50, worked for five years at the International Monetary Fund in Washington, D.C., and spent two years working for the Commission of European Communities in Brussels. Prince Guillaume headed a governmental development agency, Lux-Development, for 12 years; after that, he was appointed Honorary President of the board of directors of Lux-Development.  He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, D.C., from which he graduated in 1987. HRH Prince Guillaume de Luxembourg is a citizen of Luxembourg.

Suzanne P. Nimocks, 54, was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010 and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in

Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation, Rowan Companies Plc, and Owens Corning, all listed companies, and Valerus, a private company. Encana is a major natural gas exploration and production company, Rowan Companies provides drilling services for the oil and gas industry, Owens Corning is a manufacturer of building products, and Valerus provides services for oil and gas production. In the non-profit sector, she chairs the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital.  Ms. Nimocks is a citizen of the United States of America.

Bruno Lafont, 57, began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer since January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the European Roundtable of Industrialists, is a Special Adviser to the Mayor of Chongqing (China) and a Board Member of EDF. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 56, was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is a board member of Dacha Strategic Metals Inc., a small rare earths trading company based in Canada. He is the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. He is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors. Mr. Burt is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Senior Management

ArcelorMittal’s senior executive management is comprised of the members of the Group Management Board (“GMB”). In 2013, the GMB comprised the following members:

	Name	Age[1]	Position
	Lakshmi N. Mittal	63	Chairman and Chief Executive Officer
	Davinder Chugh	57	Responsible for Shared Services and member of the Investment Allocation Committee
	Peter Kukielski[2]	57	Head of Mining
	Sudhir Maheshwari	50	Responsible for Corporate Finance, M&A, Risk Management and India and China activities
	Aditya Mittal	37	Chief Financial Officer, with additional responsibility for Flat Carbon Europe, Investor Relations and Communications
	Lou Schorsch	64	Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive and member of the Investment Allocation Committee
	Gonzalo Urquijo	52	Responsible for AACIS (excluding China and India), Distribution Solutions, Tubular Products, Corporate Responsibility, Investment Allocation Committee (“IAC”) Chairman
	Michel Wurth	59	Long Carbon Worldwide

1	Age as of December 31, 2013.
2	Resigned on August 3, 2013.

On December 11, 2013 ArcelorMittal announced that, following an internal review aimed at simplifying its organizational structure, the Company’s business will be managed according to region, while product specializations will be maintained within each region.  This will enable the businesses to continue to have their own dedicated strategy and focus, while capturing all the synergies within the region.  These changes took effect as from January 1, 2014.

Additionally, in December 2013, Michel Wurth notified the Company of his intention to retire from the Company in April 2014 and, accordingly, will no longer be a member of the GMB following his retirement.  He will, however, remain chairman of ArcelorMittal Luxembourg and, subject to approval at the ArcelorMittal annual general shareholders’ meeting, serve as a member of the ArcelorMittal Board of Directors.

As a result of these changes, which involve modifications to the responsibilities of the members of the GMB, the GMB has, since January 2014, comprised of the following members:

	Name	Age[1]	Position
	Lakshmi N. Mittal	63	Chairman and Chief Executive Officer of ArcelorMittal with additional responsibility for Mining
	Davinder Chugh	57	Chief Executive Officer of ArcelorMittal Africa and CIS, responsible for Algeria, Kazakhstan, South Africa and Ukraine
	Sudhir Maheshwari	50	Chief Executive Officer of ArcelorMittal India and China with additional responsibility for Corporate Finance, M&A, Risk Management
	Aditya Mittal	37	Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
	Lou Schorsch	64	Chief Executive Officer of ArcelorMittal Americas, with additional responsibility for corporate activities (Strategy, Technology, R&D, Global Automotive and Commercial co-ordination)
	Gonzalo Urquijo	52	Responsible for ArcelorMittal Tubular Products and Head of Health and Safety and Corporate Affairs (Government Affairs, Corporate Responsibility and Communication)
	Michel Wurth	59[2]	Chairman of ArcelorMittal Luxembourg

1	Age as of December 31, 2013.
2	Member of GMB until retirement in April 2014.

The GMB has responsibility for, and its remuneration is tied to, the day-to-day management of the business of ArcelorMittal on a global basis. In 2012, the ARCG Committee of the Board of Directors decided to further improve the remuneration disclosure published by the Company by focusing on those executive officers whose remuneration is tied to the performance of the entire ArcelorMittal group. Consequently, information regarding the Management Committee, which is an advisory body to the GMB, is no longer included. The GMB is defined, going forward, as ArcelorMittal’s senior management.

Lakshmi N. Mittal (See “–Board of Directors”).

Davinder Chugh, 57, Mr. Chugh has over three decades of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services until 2007. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh worked in South Africa from 2002 following the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Between 1995, when he joined Mittal Steel and 1999, he worked as general manager (purchasing) of Hamburg Steel Works and as general manager (purchasing) of Mittal Steel Germany. Prior to joining Mittal Steel, he held senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA.  Mr. Chugh is a citizen of India and as of November 2013 Mr. Chugh became a citizen of United Kingdom.

Sudhir Maheshwari, 50, Mr. Maheshwari is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 25 years’ experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger, and turnaround and integration activities thereof. He also plays a key leading role in various corporate finance, funding and capital market transactions. This includes the award-winning refinancing of the company’s debt in 2009 as well as the initial public offering in 1997. Over a 24-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of Directors of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India. Mr. Maheshwari is a citizen of India.

Aditya Mittal, 37, Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonnes plus steel company. In 2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization and a Board member at the Wharton School. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Lou Schorsch, 64, Dr. Schorsch was elected to the GMB in May 2011. Prior to this appointment he had been President and Chief Executive Officer of Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become CEO of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Mr. Schorsch is a citizen of the United States of America.

Gonzalo Urquijo, 52, Mr.  Urquijo previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later co-CEO. Mr. Urquijo is a director of Aperam. He is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid. Mr. Urquijo is a citizen of Spain.

Michel Wurth,  59,  Before becoming a member of the GMB responsible for Long Carbon Worldwide, Mr. Wurth was between 2006 and June 2011 in charge of Flat Carbon Europe and Global R&D and between 2009 and June 2011 as well in charge of Distribution Solutions. He was previously Vice President of the Group Management Board of Arcelor and Deputy CEO, with responsibility for Flat Carbon Steel including Auto, Coordination Brazil, R&D and NSC Alliance. The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Mr. Wurth’s appointment as Senior Executive Vice President and CFO of Arcelor, with responsibility over Finance and Management by Objectives.  Mr. Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998.  Mr. Wurth holds a law degree from the University of Grenoble, France, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics, all with distinction. Mr. Wurth is a citizen of Luxembourg.

B.    Compensation

Board of Directors

Directors’ fees

The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 8, 2013 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive Directors for the 2012 financial year at $1,981,469, based on the following annual fees:

•         Basic director’s remuneration: €134,000 ($176,800);

•         Lead Independent Director’s remuneration: €189,000 ($249,367);

•         Additional remuneration for the Chair of the Audit Committee: €26,000 ($34,304);

•         Additional remuneration for the other Audit Committee members: €16,000 ($21,110);

•         Additional remuneration for the Chairs of the other committees: €15,000 ($19,791); and

•         Additional remuneration for the members of the other committees: €10,000 ($13,194).

The total annual remuneration of the members of the Board of Directors paid in 2012 and 2013 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except share information)	2012	2013
	Base salary[1]	$1,770	$1,760
	Director fees	$1,930	$2,119
	Short-term performance-related bonus[1]	$1,941	$530
	Long-term incentives 1 2	7,500	150,576

1	Chairman and Chief Executive Officer only.
2	PSUs were granted in 2012 and 2013; see “—Remuneration Framework—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”

The annual remuneration paid for 2012 and 2013 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2012	2013	2012	2013
	(Amounts in $ thousands except share information)	2012[1]	2013[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of PSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	$1,770	$1,760	$1,941	$530	7,500	150,576
	Vanisha Mittal Bhatia	172	184	—	—	—	—
	Narayanan Vaghul	218	233	—	—	—	—
	Suzanne P. Nimocks	198	206	—	—	—	—
	Wilbur L. Ross, Jr.	193	206	—	—	—	—
	Lewis B. Kaden	262	280	—	—	—	—
	Bruno Lafont	193	206	—	—	—	—
	Tye Burt[2]	112	184	—	—	—	—
	Antoine Spillmann	212	226	—	—	—	—
	HRH Prince Guillaume de Luxembourg	185	197	—	—	—	—
	Jeannot Krecké	185	197	—	—	—	—
	Total	$3,700	$3,879	$1,941	$530	7,500	150,576

1

Remuneration for non-executive Directors with respect to 2012 (paid after shareholder approval at the annual general meeting held on May 8, 2013) is included in the 2012 column. Remuneration for non-executive Directors with respect to 2013 (subject to shareholder approval at the annual general meeting to be held on May 8, 2014) will be paid in 2014 and is included in the 2013 column. Slight differences between the amounts previously disclosed and the final approved amounts are possible, due to foreign currency effect.

2	Mr. Burt was elected to ArcelorMittal’s Board of Directors effective May 8, 2012.

As of December 31, 2012 and 2013, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and, as of December 31, 2013, ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and Chief Executive Officer, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted to the Chairman and Chief Executive Officer, who is the sole executive director on the Board of Directors, as of December 31, 2013.

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	100,000	100,000	60,000	60,000	60,000	56,500	436,500	$41.75
	Total	100,000	100,000	60,000	60,000	60,000	56,500	436,500	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$41.75
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		RSUs granted in 2011	PSUs granted in 2012	PSUs granted in 2013
	Lakshmi N. Mittal	12,500	7,500	150,576
	Total	12,500	7,500	150,576
	Term (in years)	3	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015	June 28, 2016

1	See “—Remuneration Framework—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”, for vesting conditions.

Remuneration of Senior Management

The total remuneration paid in 2013 to members of ArcelorMittal’s senior management listed in “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management” (including Mr. Lakshmi N. Mittal in his capacity as Chief Executive Officer) was $9.8 million in base salary and other benefits paid in cash (such as health insurance, lunch allowances, financial services, gasoline and car allowance) and $5.9 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2012 results.

During 2013, approximately $800,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2013, and no such loans or advances were outstanding as of December 31, 2013.

The following table shows the remuneration received by the Chief Executive Officer and the GMB members as determined by the ARCG Committee in relation to 2013 and 2012, including all remuneration components.

			Chief Executive Officer		Other GMB Members
	(Amounts in $ thousands except for Long-term incentives)		2012	2013	2012	2013[5]
	Base salary[1]		1,770	1,760	7,682	7,824
	Retirement benefits		-	-	778	780
	Other benefits[2]		30	38	153	165
	Short-term incentives[3]		1,941	530	8,522	5,328
	Long-term incentives	- fair value in $ thousands[4]	127	2,500	709	7,976
		- number of share units	7,500	150,576	42,000	480,501

1	No increase in base salary in 2013 for the Chief Executive Office. The increase in base salary for the other GMB members in 2013 was 5% on average (effective April 2013), as compared to 2012.
2

Other benefits comprise benefits paid in cash such as health insurance and other insurances, lunch allowances, financial services, gasoline and car allowances. Benefits in kind such as company car ($105,000 in 2013) and tax returns not included.

3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the RSUs/PSUs granted to the Chief Executive Officer and other GMB members was $0.6 million and $2.3 million for the years ended December 31, 2012 and 2013, respectively.

5	Mr. Peter Kukielski is included until his resignation on August 3, 2013.

The Company allocated 2013 remuneration according to the following timeline:

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

The Board of Directors, through its ARCG Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the GMB and to the Executive Vice President of Finance, of ArcelorMittal.

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

Remuneration Policy

Board Oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of the Company and its shareholders. It is therefore critical that the Board remain independent of management when making decisions affecting remuneration of the Chief Executive Officer and his direct reports.

To this end, the Board has established the ARCG Committee to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are required to be independent under the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

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

The ARCG Committee is chaired by Mr. Lewis Kaden, Lead Independent Director.

Appointments, Remuneration and Corporate Governance Committee

The primary function of the ARCG Committee is to assist the Board of Directors, among others with respect to the following:

•         review and approve corporate goals and objectives relevant to the GMB and other members of executive management as deemed appropriate by the committee regarding their remuneration, and assess performance against goals and objectives;

•         make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;

•         identify candidates qualified to serve as members of the Board and the GMB;

•         recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;

•         develop, monitor and review corporate governance principles applicable to the Company;

•         facilitate the evaluation of the Board;

•         review the succession planning and the executive development of GMB members;

•         submit proposals to the Board on the remuneration of GMB members, and on the appointment of new directors and GMB members;

•         make recommendations to the Board in respect of the Company’s framework of remuneration for the members of the GMB and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/stock options), any perquisites and benefits in kind and pension contributions.

The ARCG Committee met seven times in 2013. Its members comprise Mr. Lewis Kaden (Chairman), HRH Prince Guillaume de Luxembourg, Mr. Narayanan Vaghul and Ms. Suzanne Nimocks. Regular invitees include Mr. Lakshmi N. Mittal (Chief Executive Officer and Chairman) and Mr. Henri Blaffart (Head of Group Human Resources). Mr. Henk Scheffer (Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARGC Committee. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each Committee meeting.

Remuneration Strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following group of senior management:

•         the Chief Executive Officer; and

•         the six other members of the GMB (seven until the resignation of Mr Peter Kukielski in August 2013)

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

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options (prior to May 2011), RSUs (after May 2011) and PSUs (after May 2011).

A decision was taken by the Board of Directors not to allocate any RSUs and PSUs to the members of GMB between May 2012 and May 2013.

A grant of PSUs to members of the GMB pursuant to the GMB Performance Share Unit Plan (“GMB PSU Plan”) approved in the Annual General Meeting held on May 8, 2013 was made in June 2013.

The Company does not have any deferred compensation plans for senior management.

Fixed Annual Salary

Base salary levels are reviewed annually and compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels.

Short-Term Incentives

Annual Performance Bonus Plan

ArcelorMittal has a short-term incentive plan consisting of a performance-based bonus plan.  Bonus calculations for each employee reflect the performance of the ArcelorMittal group as a whole and /or the performance of the relevant business units, the achievement of objectives specific to the department and the individual employee’s overall performance and potential.

The calculation of ArcelorMittal’s 2013 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

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

For the Chief Executive Officer and the other members of the GMB, the 2013 bonus formula is based on:

•         Operating income plus depreciation, impairment expenses and exceptional items (“EBITDA”) at the Group level: 60% (this acts as “circuit breaker” with respect to group-level financial performance measures as explained below);

•         Free cash flow (“FCF”) at the Group level: 20%; and

•         Health and safety performance at the Group level: 20%.

EBITDA operating as a “circuit breaker” for financial measures means that the 80% threshold described above must be met for EBITDA in order to trigger any bonus payment with respect to the EBITDA and FCF performance measures.

For the Chief Executive Officer, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 100% of his base salary. For the members of the GMB, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 80% of the relevant base salary.

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

Individual performance and potential assessment ratings define the individual bonus multiplier that will be applied to the performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the performance bonus pay-out to be higher than 150% of the target bonus, up to 225% of target bonus being the absolute maximum for the Chief Executive Officer. Similarly, a reduction factor will be applied for those at the lower end.

The principles of the performance bonus plan, with different weights for performance measures and different levels of target bonuses, are applicable to approximately 2,000 employees worldwide.

In exceptional cases, there are some entitlements to a retention bonus or a business specific bonus.

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. The achievement of the 2012 Performance Bonus Plan with respect to senior management and paid out in April 2013 was as follows:

2012 Measures	% Weighting for Chief Executive Officer and GMB members	Assessment
EBITDA	60%	No incentive attributable to this metric
FCF	20%	No incentive attributable to this metric
Health and Safety	20%	Incentive attributable to this metric as the assessment was at target

Other Benefits

In addition to the remuneration described above, other benefits may be provided to members of the GMB and, in certain cases, other employees. These other benefits can include insurance, housing (in cases of international transfers), car allowances and tax assistance.

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan.

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2013 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2013 annual general shareholders’ meeting to the May 2014 annual general shareholders’ meeting, a maximum of 3,500,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

ArcelorMittal Equity Incentive Plan

RSUs. RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Group. RSUs are an integral part of the Company’s remuneration framework.  Between 500 and 700 of the Group’s most senior managers are eligible for RSUs.

In September 2011, the Company made a grant of 1,303,515 RSUs to a total of 772 eligible employees; in March 2013, the Company made a grant of 1,071,190 RSUs to a total of 681 eligible employees; and in September 2013, the Company made a grant of 1,065,415 RSUs to a total of 682 eligible employees.

PSUs. The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs. The target group for PSU grants initially included the Chief Executive Officer and the other GMB members. However, from 2013 onwards, the Chief Executive Officer and other GMB members receive PSU grants under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan (see “—GMB PSU Plan”).

In March 2012, the Company made a grant of 267,165 PSUs to a total of 118 eligible employees; in March 2013, the Company made a grant of 182,970 PSUs to a total of 94 eligible employees; and in September 2013, the Company made a grant of 504,075 PSUs to a total of 384 eligible employees.

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

GMB PSU Plan

The GMB PSU Plan is designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives. The GMB PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the GMB PSU Plan is to be an effective performance-enhancing scheme for GMB members based on the achievement of ArcelorMittal’s strategy aimed at creating a measurable long-term shareholder value.

The members of the GMB including the Chief Executive Officer are eligible for PSU grants. The GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the Group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Company, represented by the ARCG Committee of the Board of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for the other GMB members. Each PSU may give right to up to two shares of the Company.

In June 2013, the Company made a grant of 631,077 PSUs under the GMB PSU Plan to a total of seven eligible GMB members.

Two sets of performance criteria must be met for vesting of the PSUs. 50% of the criteria is based on the Total Shareholder Return (TSR) defined as the share price at the end of period minus the share price at start of period plus any dividend paid divided by the share price at the start of the period. “Start of period” and “end of period” will be defined by the ARCG Committee of the Board of Directors. This will then be compared with a peer group of companies and the S&P 500 index, each counting for half of the weighting. No vesting will take place for performance below 80% of the median compared to the peer group or below 80% of the S&P 500 index measured over three years.

• For 25% of PSUs, performance is compared to the peer group. The percentage of PSUs vesting will be 50% for achieving 80% of the median TSR, 100% for achieving the median TSR, 150% for achieving 120% of the median TSR, and up to a maximum of 200% for an achievement above the upper quartile.

• For 25% of PSUs, performance is compared to the S&P 500 index. The percentage of PSUs vesting will be 50% for achieving performance equal to 80% of the index, 100% for achieving a performance equal to the index, 150% for achieving a performance equal to index plus an outperformance of 2%, and up to a maximum of 200% for achieving a performance equal to index plus an outperformance of 5%.

The other 50% of the criteria to be met to trigger vesting of the PSUs is based on the development of Earnings per Share (EPS), defined as the amount of earnings per share outstanding compared to a peer group of companies. The percentage of PSUs vesting will be 50% for achievement of 80% of the median EPS, 100% for achieving the median EPS, 150% for achieving 120% of the median EPS, and up to a maximum of 200% for an achievement above the upper quartile.

The allocation of PSUs to eligible GMB members is reviewed by the ARCG Committee of the Board of Directors, which is comprised of four independent directors, and which makes a proposal and recommendation to the full Board of Directors. The vesting criteria of the PSUs are also monitored by the ARCG Committee. The Company will report in its annual reports on the progress of meeting the vesting criteria on each grant anniversary date as well as on the applicable peer group.

The table below lists the applicable peer group of companies for the GMB PSU Plan. The peer group consists of 12 steel manufacturers, 5 iron ore miners/producers and 8 other miners/producers. The peer group have been selected by the Board of Directors based on industry classification, size (limited to companies not smaller than approximately one quarter of ArcelorMittal’s market capitalization – except US Steel which has a market capitalization of below 25 % of ArcelorMittal’s market capitalization) and on correlation of TSR performance over three years in order to identify whether this peer group of companies is appropriate from a statistical viewpoint.

Share unit plan activity is summarized below as of and for each year ended December 31, 2012 and 2013:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2011	1,303,515	$14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2013:

Shares units outstanding
Fair value per share	Number of shares	Shares exercised	Maturity
$16.87	221,220	-	March 30, 2015
16.60	631,077	-	June 28, 2016
14.45	1,138,577	22,449	September 29, 2014
13.17	504,075	-	September 27, 2016
13.17	1,065,415	-	September 27, 2016
12.37	1,039,674	1,122	March 29, 2016
12.37	170,775	-	March 29, 2016
$16.87 – 12.37	4,770,813	23,571

For RSUs and PSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions.

The remuneration expense recognized for the RSUs granted under the ArcelorMittal Equity Incentive Plan was $6 million and $10 million for the years ended December 31, 2012 and 2013, respectively. The remuneration expense recognized for the PSUs granted under the ArcelorMittal Equity Incentive Plan and GMB PSU Plan was $1 million and $4 million for the years ended December 31, 2012 and 2013, respectively.

Global Stock Option Plan

Prior to the adoption in 2011 of the ArcelorMittal Equity Incentive Plan described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal may grant options to purchase ordinary shares to senior management of ArcelorMittal and its associates for up to 100,000,000 ordinary shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of ten years. Options are granted at the discretion of ArcelorMittal’s ARCG Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total upon the death, disability or retirement of the participant.

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

No options have been granted since 2010, although RSUs and PSUs were granted (see “—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”).

The fair values for options and other share-based remuneration are recorded as expenses in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model.

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The remuneration expense recognized for stock option plans was $73 million, $25 million and $5 million for each of the years ended December 31, 2011, 2012, and 2013, respectively. At the date of the spin-off of Aperam, the fair value of the stock options outstanding were recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of $11 million was recognized in the year ended December 31, 2011.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2011, 2012 and 2013:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	$50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31

Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14
Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2013:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,059,350	4.60	5,059,350	August 5, 2018
70.81	13,000	3.95	13,000	December 11, 2017
61.09	3,665,003	3.59	3,665,003	August 2, 2017
36.38	4,893,900	5.60	4,893,900	August 4, 2019
32.07	1,786,103	2.67	1,786,103	September 1, 2016
30.66	5,047,000	6.60	5,047,000	August 3, 2020
27.31	1,096,685	1.65	1,096,685	August 23, 2015
21.14	2,585	4.87	2,585	November 10, 2018
$21.14 – 78.44	21,563,626	4.81	21,563,626

Performance Consideration

Remuneration Mix

The target total remuneration of the Chief Executive Officer and the GMB is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the Chief Executive Officer and the GMB, are applicable for 2013. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

C.     Board Practices/Corporate Governance

This section describes the corporate governance practices of ArcelorMittal.

Board of Directors and Group Management Board

ArcelorMittal is governed by a Board of Directors and managed by a GMB. The GMB is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to  Mittal Steel’s merger with Arcelor), amended in April 2008 and which mostly expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10.C—

Additional Information—Material Contracts—Memorandum of Understanding”.

ArcelorMittal fully complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. This is explained in more detail in “—Other Corporate Governance practices” below. ArcelorMittal also complies with the New York Stock Exchange Listed Company Manual as applicable to foreign private issuers.

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

The Board of Directors has proposed Michel Wurth to serve as a member of the ArcelorMittal Board of Directors, subject to approval at the ArcelorMittal annual general shareholders’ meeting to be held on May 8, 2014 (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

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

Eight of the 11  members of the Board of Directors are independent. The non-independent Directors are the executive Director, Ms. Vanisha Mittal Bhatia and Mr. Jeannot Krecké. A Director is considered “independent” if:

(a)     he or she is independent within the meaning of the New York Stock Exchange Listed Company Manual, as applicable to foreign private issuers,

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

On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent Directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent Director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond 12 years in consideration of his or her exceptional contribution to the Board. A Director will no longer be considered “independent” as defined in the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the New York Stock Exchange Listed Company Manual as applicable to foreign private issuers after he or she has completed 12 years of service on the Board.

As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive Directors to devote sufficient time to the discharge of their duties as a Director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. Furthermore, a non-executive Director may not serve on the boards of directors of more than four publicly listed companies in addition to the ArcelorMittal Board of Directors. However, a non-executive Director’s service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any non-publically listed company shall not be taken into account for purposes of complying with the foregoing limitation.  Directors have a time period of three years from October 30, 2012 to reach the limit of five directorships of public companies.

Although non-executive Directors of ArcelorMittal who change their principal occupation or business association are not necessarily required to leave the Board of Directors, the policy requires each non-executive Director, in such circumstances, promptly to inform the Board of Directors of the action he or she is contemplating.  Should the Board of Directors determine that the contemplated action would generate a conflict of interests, such non-executive Director would be asked to tender his or her resignation to the chairman of the Board of Directors, who would decide to accept the resignation or not.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term. In December 2013, all non-executive Directors of the Company signed the Company’s Appointment Letter, which confirms the conditions of their appointment including compliance with certain non-compete provisions, the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Company’s Code of Business Conduct.

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

Operation

General

The Board of Directors and the Board committees may engage the services of external experts or advisers as well as take all actions necessary or useful to implement the Company’s corporate purpose.  The Board of Directors (including its three committees) has its own budget, which covers functioning costs such as external consultants, continuing education activities for Directors and travel expenses.

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

The Board of Directors held eight  meetings in 2013. The average attendance rate of the directors at the Board of Directors’ meetings was 94.95%.

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

•         lead the Board of Directors’ self-evaluation process,

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

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent Directors. Four meetings of the independent Directors outside the presence of management and non-independent Directors were held in 2013.

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

The 2013 Board of Directors’ self-evaluation was completed by the Board on February 6, 2014. Directors believe that the quality of discussions within the Board of Directors continued to progress in 2013. Directors also continue to support the governance structure and think it is working well. The previous year’s recommendation regarding the balance of the time spent by the Board of Directors on strategic and other specific issues as compared to time spent on the review of financial and operational results and performance was successfully implemented. The Board has also set new priorities for discussion and review and identified a number of topics that it wishes to spend additional time on in 2014.

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

Diversity

In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board has set an aspirational goal of increasing the number of women on the Board to at least three by the end of 2015 based upon a Board of Directors size of 11 members. The ArcelorMittal Board’s diversity not only relates to gender, but also to the region, background and industry of its members.

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

Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the GMB and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of our business in steel and mining. We therefore continuously build Directors’ knowledge to ensure that the Board remains up-to-date with developments within our segments, as well as developments in the markets in which we operate.

During the year, non-executive directors participated in the following activities:

•         comprehensive business briefings intended to provide each Director with a deeper understanding of the Company’s activities, environment, key issues and strategy of our segments. These briefings are provided to the Board by senior executives, including GMB members. The briefings provided during the course of 2013 covered health and safety processes, internal assurance, legal, marketing, steel-making, strategy, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•         site visits to plants and R&D centers; and

•         development sessions on specific topics of relevance, such as climate change, commodity markets, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.

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

According to its charter, the Audit Committee is required to meet at least four times a year. During 2013, the Audit Committee met six times. The average attendance rate of the directors at the Audit Committee meetings was 71%.

The Audit Committee performs its own annual self-evaluation, and completed its 2013 self-evaluation on February 6, 2014.

The charter of the Audit Committee is available from ArcelorMittal upon request.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee has been comprised since May 10, 2011 of four directors, each of whom is independent under the New York Stock Exchange standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•         determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the Chief Executive Officer, the Chief Financial Officer, the members of the GMB  and the members of the Management Committee;

•         review and approve succession and contingency plans for key managerial positions at the level of the GMB  and the Management Committee;

•         consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•         evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-evaluation process; and

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

The ARCG Committee is required to meet at least twice a year. During 2013, this committee met seven times. The average attendance rate was 96%.

The ARCG Committee performs an annual self-evaluation and completed its 2013 self-evaluation on February 6, 2014.

The charter of the ARCG Committee is available from ArcelorMittal upon request.

Risk Management Committee

In June 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. At least half of the members of the Risk Management Committee must be independent under the New York Stock Exchange standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Risk Management Committee consists of four members: Mr. Jeannot Krecké, Mr. Antoine Spillmann, Ms. Suzanne P. Nimocks and Mr. Tye Burt. Mr. Sudhir Maheshwari, a member of the GMB  who chairs the Group Risk Management Committee, is invited permanently to the meetings of the Risk Management Committee.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann currently acts as Chairman.

Decisions and recommendations of the Risk Management Committee are adopted by a simple majority. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance and completed its 2013 self-evaluation on February 6, 2014.

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

To further develop the Company’s maturity model with respect to risk management, the Risk Management Committee has taken initiatives to benchmark its current risk oversight activities with best practices implemented in comparable companies. These initiatives should result in the creation of a peer group, bringing together insights of leading practitioners in risk management governance and oversight at the Board of Directors level and will contribute to the further development of our current standards.

The Risk Management Committee held a total of five meetings in 2013. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The attendance rate in 2013 was 100%.

The charter of the Risk Management Committee is available from ArcelorMittal upon request.

Group Management Board

The GMB  is entrusted with the day-to-day management of the Company and the implementation of its strategy. Mr. Lakshmi N. Mittal, the Chief Executive Officer, chairs the GMB. The members of the GMB  are appointed and dismissed by the Board of Directors. As the GMB  is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, it exercises only the authority granted to it by the Board of Directors.

On December 11, 2013 ArcelorMittal announced its decision to manage the business according to region, while also maintaining the product specialization within those regions. This will enable the businesses to continue to have their own dedicated strategy and focus, while capturing all the synergies within the region. As a result, there was a change on the responsibilities of the members of the GMB, applicable as of January 1, 2014.

In implementing ArcelorMittal’s strategic direction and corporate policies, the Chief Executive Officer is supported by the members of the GMB who have substantial experience in the steel and mining industries worldwide.

The GMB  is assisted by a Management Committee comprised of 30 members. The Management Committee discusses and prepares decisions to be made by the GMB  on matters of Group-wide importance, integrates the geographical dimension of the ArcelorMittal group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders and shares information about the situation of the Group and its markets.

Succession Management

Succession management at ArcelorMittal is a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all ArcelorMittal executives up to and including the GMB. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted to ensure that they are accurate and up to date. Succession management is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation. Although ArcelorMittal’s predecessor companies each had certain succession planning processes in place, the process has been reinforced, widened and made more systematic since 2006. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

Other Corporate Governance Practices

ArcelorMittal is committed to adhere to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., EU and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the new policies adopted by the Board of Directors in 2012.

ArcelorMittal complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects. However, in respect of Recommendation 1.3 under the Principles, which advocates separating the roles of chairman of the board and the head of the executive management body, the Company has made a different choice.  This is permitted, however, as, unlike the 10 Principles themselves with which ArcelorMittal must comply, the Recommendations are subject to a more flexible “comply or explain” standard.

The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining) of Mittal Steel, which was at that time the parent company of the combined ArcelorMittal group. Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2011, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

Ethics and Conflicts of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. Each employee of ArcelorMittal is required to sign and acknowledge the Code of Conduct upon joining the Company. This also applies to the members of the Board of Directors of ArcelorMittal, who in December 2013 signed the Company’s Appointment Letter in which they acknowledged their duties and obligations.

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

During 2013, there were 103 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit Committee, none of these complaints was found to be significant.

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

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group in different languages in 2011 through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR was again underscored in the Group Policies and Procedures Manual in 2013.

D.    Employees

ArcelorMittal had approximately 232,000 employees as of December 31, 2013.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2011	2012	2013
Flat Carbon Americas	31,812	30,474	28,792
Flat Carbon Europe	62,130	62,183	58,726
Long Carbon Americas and Europe	53,558	44,748	42,210
AACIS	57,774	53,716	50,066
Distribution Solutions	16,998	15,038	13,341
Mining	37,808	37,374	36,775
Other activities	1,624	2,586	2,443
Total	261,704	246,119	232,353

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and the IndustriAll union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2013. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal steel and mining activities in order to help them to further improve their health and safety performance. In addition a “Courageous Leadership” program is being rolled out that will support the “Journey to Zero”, a scheme aiming to reach the goal of zero accidents and injuries.

Collective labor agreements (“CLAs”) entered into or renewed in 2013 principally include Canada, the United Sates, Brazil, Argentina, Venezuela, Trinidad & Tobago, South Africa, Liberia, Kazakhstan, Mexico, Ukraine, Romania, Czech Republic, France, Spain, Germany and Poland. In Mexico, the Company’s close collaboration with the local union led to its entry into a CLA focusing on competitiveness issues, which the Company believes will improve its competitive position in Mexico. The CLA for Liberia that was entered into in 2013, which determined terms and conditions of employment, represents the first such agreement to be concluded and implemented in Liberia since the end of the civil war.

ArcelorMittal USA and the United Steelworkers (the “USW”) agreed to a three-year labor contract with the Company’s unionized employees in the United States, which became effective on September 1, 2012. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations. ArcelorMittal Mines Canada’s six-year CLA concluded during the second quarter of 2011 remains in force. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

In 2013, Mining maintained productive relationships with its trade unions through regular dialogue. ArcelorMittal Prijedor in Bosnia and ArcelorMittal Mines Canada received “employer of choice” recognition for consistently maintaining good HR practices. Mining has commenced the roll out of its “Talent Management” strategy, which includes recognition of young talent, people development initiatives, young mining engineer programs and leadership development.

In Ukraine, CLA re-negotiations that commenced in March 2012 advanced substantially, but did not result in an agreement.  It is expected that the CLA negotiation process will be re-initiated by ArcelorMittal Kriyviy Rih’s management in 2014 after it concludes new general and branch agreements. In late 2013, certain provisions of the existing CLA were rendered more flexible with regard to changes in the Company’s organizational structure.

South Africa has been experiencing industrial action in most sectors, including in the steel manufacturing industry. ArcelorMittal South Africa's CLA expired in March 2013 and negotiations for its renewal began shortly thereafter. A CLA with a duration of one year was entered into in July 2013 without any industrial action, and negotiations in respect of a new CLA are expected to commence at the end of the first quarter of 2014.

At ArcelorMittal Termirtau, the CLA expired on October 12, 2013. ArcelorMittal Termirtau is currently negotiating its renewal and, specifically, the terms of a system of yearly salary increases.  The Company expects to conclude negotiations in February 2014.

In response to weak market conditions in Europe since 2011, ArcelorMittal has announced the temporary idling of some of its installations in several countries in Europe, including Spain, Luxembourg, France and Belgium.

On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange. At the end of 2013, the Florange plant employed approximately 2,500 people.  Since the announcement of the closure of the liquid phase of Florange, and, as agreed by ArcelorMittal in the agreement it reached with the French government on November 30, 2012 (the “2012 Agreement”), there have been no compulsory redundancies. Solutions have been found on a voluntary basis for most of the employees affected by the closure of the liquid phase, mainly through retirement measures, internal mobility and new position integration. As further agreed by ArcelorMittal in the 2012 Agreement, ArcelorMittal has reconfirmed its pledge to invest €180 million in the Florange site in order to provide it with a sustainable future. French President Francois Hollande visited the site on September 26, 2013, heard how ArcelorMittal has met its commitments, and witnessed the hard work carried out by ArcelorMittal to transform Florange into a center of excellence dedicated to the production of high-end steel. The President was also informed that ArcelorMittal France had hired 300 people in France since the beginning of 2013 and that recruitment was expected to continue in the coming months.  As part of his visit to the site, the President was shown Florange’s unique capabilities including the only production line in the world capable of producing extra-wide Usibor® steel for the automotive industry. This unique production line, launched in February 2013, represents a competitive advantage for the site and allows ArcelorMittal to be a market leader in the growing market of lighter, high strength steels for the automotive industry. ArcelorMittal’s objective is to double the Florange site’s output of Usibor® over the next three years. Florange’s proximity to its clients is a key asset to further developing the business. ArcelorMittal considers Florange to be a very good example of how social dialogue can contribute to site transformation.

On October 14, 2011, ArcelorMittal Belgium announced its intention to close the liquid phase of its Liege facilities in Belgium to respond to a structural overcapacity in Flat Products in the Northern European market. Information and consultation procedures were initiated at both the local and European level. In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liege, Belgium following the information and consultation process. Nevertheless, due to further weakening of the European economy and the resulting low demand for its products, on January 24, 2013, ArcelorMittal Liege informed its local works council of its intention to permanently close a number of additional assets. Specifically, ArcelorMittal Liege proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company also proposed to permanently close the ArcelorMittal Liege coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liege discussed with trade union representatives all possible means of reducing the impact on employees, including possible reallocation to other sites within ArcelorMittal. On September 30, 2013, an agreement was reached on the industrial plan in respect of the Liege facilities with the Walloon government and employee representative bodies and concluded the so-called “phase 1” of the legal process. The negotiation process was successfully concluded with trade union representatives on December 7, 2013, closing “phase 2” of the Renault law. All the Liege transformative measures proposed by the Company can now be implemented with the full support of the Company’s stakeholders.

The economic situation in southern Europe remains difficult.  Economic difficulties continued in the second half of 2013 in both Spain and Italy leading to low demand for steel. As a result, CLA negotiations had to take into account competitiveness measures. All of the Company’s Spanish units were mobilized to improve competitiveness in the domestic and the export markets. ArcelorMittal’s policy in Spain has been always to promote social dialogue. Accordingly, management and unions have consistently worked together to find a solution to regain competitiveness. A competitiveness agreement was signed at the national level on December 17, 2012 by the UGT (Union General de Trabajadores), CCOO (Comisiones Obreras) and USO (Union Sindical Obrera) unions. After the agreement was signed at the national level, negotiations were conducted at the local level to reach formal legal agreement and adapt specific points to local goals and contexts pursuant to the key principles of the national agreement. In addition to the foregoing, the Temporary Layoff Plan (Expediente de Regulación de Empleo Temporal) in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended in December 2013 until the end of 2014. However, there have been some signs of recovery in the Spanish automotive industry.

In Romania, the Voluntary Separation Scheme (VSS) launched on March 25, 2013 and available to employees led to 418 individual applications being approved.  A similar program was launched in 2012, which led to 394 departures.

In Luxembourg, after ArcelorMittal’s management unilaterally denounced the CLA for white collar and blue collar workers in 2012, negotiations between ArcelorMittal and the unions to modify the terms of the CLA commenced on January 8, 2013. Due to major disagreements, in late June 2013, the unions called for a conciliation process to be started in August 2013.  As a result of this process, ArcelorMittal’s management and the unions reached an agreement on January 16, 2014 renewing the CLA for a period of three years on modified terms. The new agreement includes, among other measures, a freeze of salaries for three years, a review of entrance salaries for future new recruits, a review of the career evolution system, updating of catalogue of bonuses for heavy/dirty work, a monthly productivity bonus based on technical key performance indicators per installation, gradual suppression of some extra rest days to align employees with executives and annual bonus criteria for employees aligned with that of executives.

Given that the EU steel sector has been one of the sectors hardest hit by the economic crisis, EU Commissioners convened a “High-level Roundtable” on the future of the European steel industry with the aim of offering a platform for dialogue between industry, the trade unions and the EU Commission in 2012. The main objective was to identify the factors affecting the competitiveness of the EU steel industry, such as international competition, raw materials access, EU climate policy, energy costs, skills shortages, capacity adaptation, R&D and measures to stimulate recovery in key industry sectors. European Member States where ArcelorMittal is present have all been included in the list of countries participating in the process.  ArcelorMittal, as a contributor to the steel action plan, was closely involved, with Company leaders present at the roundtable. Mr. Mittal took the opportunity to meet with EU Commissioner Antonio Tajani to discuss their respective visions of the steel industry. On June 11, 2013 Commissioner Tajani published the steel action plan for Europe based on six key measures, namely: (1) ensuring the right regulatory framework, (2) easing restructuring and addressing skill needs, (3) boosting demand for steel, (4) supporting demand by improving access to foreign markets and ensuring a level playing field at international level, (5) boosting competitiveness with the right energy, climate, resource and energy efficiency policies, and (6) promoting innovation. As part of the process, in which ArcelorMittal is involved, in June 2014 a review will be held to assess how the implementation of the steel action plan has had an impact on the competitiveness of the steel industry.

ArcelorMittal remains committed to strong continuous social dialogue in the face of challenging economic times. The Company has implemented a continuous information process through its European Works Council (“EWC”) for temporary idling initiatives and has continued consultation processes when appropriate in case of structural projects. A permanent and high level social dialogue, and a reactive process based on exchanges of views and discussion in full transparency, underlie ArcelorMittal’s fundamental principles to anticipate and manage change within the Company. In 2013, the EWC continued to demonstrate its ability to tackle the projects, implementation of social measures and time constraints. During the year, each EWC meeting represented an opportunity to review ArcelorMittal’s activities in Europe and to identify and highlight the Company’s key challenges. The Company regularly presented and commented on safety, finance results, market outlooks, quality, industrial, HR topics, recent developments or projects maintaining the proximity with the high management level and employee representative bodies. As an operational, concrete and respected institution, EWC has implemented a high level of social dialogue based on this permanent and continuous information process. Extraordinary meetings were dedicated to the Liège restructuring project in order to conduct the information and consultation process in a timely manner so as, on the one hand, to guarantee the collective expression of employees’ transnational interests in the decision-making process, and on the other hand to guarantee the effective functioning of the Group. In 2013, six EWC Select Committee meetings were held, of which two were extraordinary meetings on the subject of the Liege restructuring project. Additionally, in December 2013 the EWC Statutory Plenary Assembly meeting was convened involving GMB members. In November 2013, 70 EWC members attended an interactive training session sharing the experience of social dialogue practices of one of ArcelorMittal’s worldwide automotive customers, Renault Group. It provided an opportunity to reflect upon the Company’s continuous improvement opportunities.

E.    Share Ownership

As of December 31, 2013, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (16 individuals) totaled 1,901,064 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 1,240,506 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2013), representing 0.11% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares, these 16 individuals beneficially own 660,558 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

In 2011, the number of ArcelorMittal RSUs granted to senior management (including the Significant Shareholder) was 82,500; upon vesting of the RSUs, the corresponding treasury shares or new shares will be transferred to the beneficiaries on September 29, 2014. In 2012, the number of ArcelorMittal PSUs granted to directors and senior management (including the Significant Shareholder) was 49,500; upon vesting of the PSUs subject to performance conditions, the corresponding treasury shares or new shares will be transferred to the beneficiaries on March 30, 2015. In 2013, the number of PSUs granted to directors and senior management (including the Significant Shareholder) was 631,077; upon vesting of the PSUs, subject to performance conditions, the corresponding treasury shares or new shares will be transferred to the beneficiaries on June 28, 2016. Neither RSUs nor PSUs were granted to members of the Board of Directors other than to the Chairman in his capacity as Chief Executive Officer.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

See “Item 6.B—Directors, Senior Management and Employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s senior management.

The following table summarizes outstanding share options, as of December 31, 2013, granted to the members of the GMB of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year):

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	GMB (Including Chief Executive Officer)	198,504	222,002	296,000	326,000	328,000	306,500	1,677,006
	Total	198,504	222,002	296,000	326,000	328,000	306,500	1,677,006	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$46.23
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

The following table summarizes outstanding RSUs and PSUs granted to the members of the GMB of ArcelorMittal in 2011, 2012 and 2013.

		RSUs granted in 2011	PSUs granted in 2012	PSUs granted in 2013
	GMB (Including Chief Executive Officer)	72,500	43,500	631,077
	Total	72,500	43,500	631,077
	Term (in years)	3	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015	June 28, 2016

1	See “Item 6.B—Directors, Senior Management and Employees—Compensation –Remuneration Framework—Long-Term Incentives: Equity Based Incentives”, for vesting conditions.

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

The ESPP 2010 was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 shares (0.16% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed, 1,500 of which were subscribed by members of the GMB and the Management Committee of the Company. The subscription price was $34.62 before discounts.

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

In connection with ESPP 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement another ESPP in 2011, 2012 and 2013.

ITEM  7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets out information as of December 31, 2013 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

		ArcelorMittal
		Ordinary Shares[1]
		Number	%
	Significant Shareholder[2]	656,031,811	39.39
	Treasury Shares[3]	10,115,668	0.61
	Other Public Shareholders	999,244,743	60.00
	Total	1,665,392,222	100.00
	Of which: Directors and Senior Management[4]	1,901,064	0.11

1

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2013 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2

For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2013. Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect ownership, through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”).  Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 112,338,263 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 542,910,448 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 301,600 ArcelorMittal ordinary shares and held options to acquire an additional 436,500 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 45,000 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 655,986,811 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 655,293,711 ordinary shares and the Significant Shareholder was the beneficial owner of 656,031,811 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 655,595,311 ArcelorMittal ordinary shares at such date.

3

Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; excludes (1) 1,240,506 stock options that can be exercised by  senior management (other than Mr. Mittal) and (2) 436,500 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2013. Holders of these stock options are deemed to beneficially own ArcelorMittal ordinary shares for the purposes of this table due to the fact that such options are exercisable within 60 days.

4

Includes shares beneficially owned by directors and members of senior management listed in Item 6.A of this annual report; excludes shares beneficially owned by Mr. Mittal. Note that (i) stock options included in this item that are exercisable within 60 days are excluded from “Treasury Shares” above  (see also note 3 above) and (ii) ordinary shares included in this item are included in “Other Public Shareholders” above.

On January 16, 2013, ArcelorMittal issued $2.25 billion aggregate principal amount of its 6% Mandatorily Convertible Notes due 2016, of which Lumen subscribed for $300 million in principal amount. Based on the methodology used above, as of December 31, 2013, assuming conversion of all mandatorily convertible notes, the percentage of ordinary shares owned by the Significant Shareholder would be 37.42% (assuming conversion of all notes at the maximum conversion ratio) or 37.79% (assuming conversion of all notes at the minimum conversion ratio).

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

At December 31, 2013, 2,545 shareholders other than the Significant Shareholder, holding an aggregate of 52,836,475 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 3.17% of the ordinary shares issued (including treasury shares).

At December 31, 2013, there were 233 shareholders holding an aggregate of 94,308,088 New York Shares, representing approximately 5.66% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.

At December 31, 2013, 862,998,948 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting rights

Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from specific voting rights.  For more information relating to our shares, see “Item 10.B—Additional Information—Memorandum and Articles of Association—Voting and Information Rights”.

B.    Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to Note 16 of ArcelorMittal’s consolidated financial statements.

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

Memorandum of Understanding

The Memorandum of Understanding entered into in connection with the Mittal Steel acquisition of Arcelor, certain provisions of which expired in August 2009 and August 2011, is described under “Item 10.C—Additional Information—Material Contracts—Memorandum of Understanding”.

Acquisition of ordinary shares and mandatorily convertible notes in the January 2013 offering of such securities by ArcelorMittal, and entry into the Lock-Up Letter and Share Lending Agreement in connection therewith

ArcelorMittal issued 104,477,612  ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and issued $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in an offering that closed on January 16, 2013. Lumen subscribed for 17,910,448 ordinary shares in the Share Offering and acquired $300 million in principal amount of MCNs. The underwriting agreement  entered into in connection with such offerings provided as a closing condition that Lumen and Nuavam each execute a lock-up letter whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ordinary shares, the acquired MCNs or other securities exchangeable for or convertible into ordinary shares owned by them for a period of at least 180 days from January 9, 2013, subject to certain limited exceptions or the prior written consent of the representatives. In connection with the Share Offering and the offering of the MCNs, ArcelorMittal entered into a share lending agreement with Lumen on January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by ArcelorMittal up to a maximum amount of 48.9 million ordinary shares in exchange for a loan fee of $0.00046 per lent ordinary share, accruing daily from and including the date on which the loaned ordinary shares were delivered to the borrower to, but excluding, the date of return of the borrowed ordinary shares. Under the share lending agreement, deliveries of the loaned shares by Lumen was to occur on the dates an equal number of ordinary shares were required to be delivered by ArcelorMittal pursuant to the terms of the MCNs. The share lending agreement provided that ArcelorMittal could terminate all or any portion of any loan made there under at any time and that all outstanding loans would terminate on the date which was three business days after the date on which a general meeting of shareholders of ArcelorMittal had approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Under the share lending agreement, Lumen had no rights (including voting or disposition rights) with respect to any ordinary shares that had been loaned to ArcelorMittal and not yet returned to Lumen. Subject to this condition being met, it was expected that any ordinary shares to be delivered by ArcelorMittal to Lumen upon termination of the loan(s) would be newly issued ordinary shares issued in favor of Lumen (with a cancellation of the shareholders' preferential subscription right). The extraordinary general meeting of shareholders of ArcelorMittal that took place on May 8, 2013 (the “May 2013 EGM”) approved sufficient authorized share capital and authorized the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Accordingly, the share lending agreement with Lumen was terminated three business days after the date of the May 2013 EGM.

Agreements with Aperam post-Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam, which was completed on January 25, 2011, ArcelorMittal entered into several agreements with Aperam. These agreements include a Master Transitional Services Agreement dated January 25, 2011 (the “Transitional Services Agreement”) for support for/from corporate activities, a purchasing services agreement for negotiation services from ArcelorMittal Purchasing and a sourcing services agreement for negotiation services from ArcelorMittal Sourcing, certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

The Transitional Services Agreement between ArcelorMittal and Aperam expired at year-end 2012.  The parties agreed to renew a limited number of services where expertise and bargain powers create values for both parties.  ArcelorMittal will continue to provide certain services during 2014 relating to certain areas, including environmental and technical support, IT services relating to the Global Wide Area Network contract, press clipping communication, ArcelorMittal University training in human resources, maintenance and customization of back office finance software and registered shareholder management.

In the area of research and development, Aperam entered into an arrangement with ArcelorMittal to establish a framework for future cooperation between the two groups in relation to certain ongoing or new research and development programs. Moreover, Aperam and ArcelorMittal are keeping open the possibility to enter into ad hoc cooperation agreements for future research and development purposes.

The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the purchasing services agreement, Aperam still relies on ArcelorMittal for advisory services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy

(electricity, natural gas, industrial gas),  operating materials (rolls, electrodes, refractory materials) and industrial products and services. The purchasing services agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The purchasing services agreement and the sourcing services agreement were each entered into for an initial term of two years, which was to expire on January 24, 2013. However, both agreements were extended for an additional year on similar terms.  It is expected that the term of the purchasing services agreement will be further extended until the end of January 2015 on similar terms.  It is also expected that the term of the sourcing servicing agreement will be extended until the end of January 2015, although its scope will be limited to IT maintenance and support until Aperam switches to its own system.

In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between, inter alia, ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which starting as of April 1, 2011, ArcelorMittal Brasil continued to perform only purchasing, insurance and real estate activities for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties. Since the demerger of ArcelorMittal BioEnergia Ltda in July 2011, its payroll functions have also been handled by ArcelorMittal Brasil. The real estate and insurance activities of Aperam’s Brazilian subsidiaries have not been handled by ArcelorMittal Brasil since January 1, 2013 and June 30, 2013, respectively.

Certain services will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

C.    Interest of Experts and Counsel

Not applicable.

ITEM  8.          FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Export Sales

Because ArcelorMittal has no significant operations in its home country of Luxembourg, all of its sales are considered to be export sales. Annual sales to a single individual customer did not exceed 5% of sales in any of the periods presented.

Legal Proceedings

This section discusses the principal environmental liabilities of ArcelorMittal and the principal legal actions to which ArcelorMittal is a party.

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in Note 2 to ArcelorMittal’s consolidated financial statements.

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

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2013, excluding asset retirement obligations, ArcelorMittal had established provisions of $915 million for environmental remedial activities and liabilities. The provisions for all operations by geographic area were $595 million in Europe, $177 million in the United States, $111 million in South Africa and $32 million in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of $177 million (exclusive of asset retirement obligations) to address existing environmental liabilities, of which $21 million is expected to be spent in 2014. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include $28 million, with anticipated spending of $3 million during 2014, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately $13 million for such sediment assessment and remediation, and $7 million for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $42 million for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and it will take several years to reach the current target value of approximately $44 million. This target value is based on average spending over the last three years. We currently expect this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of $31 million as of December 31, 2013.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately $29 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to historical actions under former facility owners that occurred 12 to 26 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns.  Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S. EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to reconvene in 2014.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total $595 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($150 million), Belgium ($281 million), Luxembourg ($68 million), Poland ($38 million), Germany ($37 million), Czech Republic ($12 million) and Spain ($7 million). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $150 million, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and  Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of $281 million, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately $68 million, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2014, elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of Belval Blast Furnace water pond and former production sites. A provision of approximately $62 million covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately $4 million to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

Poland

ArcelorMittal Poland S.A.’s environmental provision of $38 million mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of $37 million essentially relates to ArcelorMittal Bremen for the post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of $12 million, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of $7 million due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $111 million to be used over 15 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately $38 million of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 70 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately $34 million of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 34 years. Approximately $29 million of the provision is allocated to this site. As with all operating sites of ArcelorMittal South

Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of approximately $10 million relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately $26 million for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. ArcelorMittal Montreal has an environmental provision of approximately $6 million for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2013, ArcelorMittal had established provisions for asset retirement obligations of $516 million, including $157 million for Ukraine, $75 million for Canada, $86 million for Russia, $39 million for the United States, $44 million for Mexico, $30 million for Belgium, $28 million for Germany, $18 million for South Africa, $7 million for Brazil, $19 million for Kazakhstan, and $13 for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kemerovo region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora and the joint operation of Pena Colorada iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restoring the layer and stabilizing the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark, Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2037 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the iron ore and coal mines.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2013, ArcelorMittal had recorded provisions in the aggregate of approximately $355 million for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of $276.7 million, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the tax assessments and ArcelorMittal Tubarão Comercial S.A. filed an appeal in April 2012. On November 29, 2013, ArcelorMittal Tubarão filed its petition to participate in a federal revenue program with a view to settling these disputes.  ArcelorMittal Tubarão will pay $152.4 million under the program, of which $14.6 million has been paid in cash, $79.4 million has been set-off against tax losses and $58.4 million will be paid in 179 monthly installments in cash.

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed was $46.5 million. In February 2012, the first administrative instance issued a decision cancelling the tax assessment, which was confirmed by the administrative court in March 2013. The case is now closed.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to $210.6 million as of December 31, 2013. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to $77 million) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of $53.2 million relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals $583.4 million. On January 31, 2014,  the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, $265.5 million to $140.6 million (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has indicated that it intends to appeal the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil intends to appeal the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST; (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V.; and (iii) CSL over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals $534 million. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of approximately $31.9 million. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at $64.3 million as of December 31, 2013.

On August 12, 2013, the tax representative of ArcelorMittal Spain Holding (“AMSH”) received a tax assessment in the amount of $209.7 million relating to the acquisition of ArcelorMittal Mineração Serra Azul (formerly London Mining Company) by AMSH in August 2008.  The tax assessment, which also names certain Brazilian and U.K. affiliates of AMSH, relates to capital gains tax as well as associated interest and penalties. On September 10, 2013, the defendants filed their defense rejecting the assessment before the first administrative instance court. On December 3, 2013, ArcelorMittal Brasil filed its petition to participate in a federal revenue program settling these disputes.  ArcelorMittal Brasil will pay $147.4 million under the program, of which $80.5 million will be paid in cash in 180 monthly installments and $66.9 million will be applied by way of set-off against tax losses.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by €27 million. The dispute is now proceeding to the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of $57 million to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the tax authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryviy Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately $187 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities in an amount of $187 million and retained only a tax liability of approximately $0.2 million against ArcelorMittal Kryviy Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately $0.1 million against ArcelorMittal Kryviy Rih. On November 12, 2013, the tax authorities filed an appeal in cassation.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2013, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2013 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the class certification discovery and briefing stage has now closed, though no decision on class certification has been issued by the court yet. The hearing on the pending class certification motion is scheduled for March 2014. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE) issued its final decision against ArcelorMittal Brasil, imposing a fine of $57 million (at December 31, 2013 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related  lawsuit was commenced by four units of  Sinduscons, a civil construction  trade organization, in federal court in Brasilia  against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

Germany

In February 2013, Germany’s Federal Cartel Office (Bundeskartellamt) conducted unannounced inspections of ArcelorMittal FCE Germany GmbH, ThyssenKrupp and Voestalpine in relation to suspected anti-competitive practices regarding steel for automotive customers.  To date, the Bundeskartellamt has not issued a statement of objections against ArcelorMittal FCE Germany (or, to ArcelorMittal’s knowledge, the other two companies); accordingly, ArcelorMittal cannot estimate its potential financial exposure.

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks an order declaring that ArcelorMittal South Africa’s pricing in 2006 in respect of low carbon wire rod amounted to price discrimination and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC.  On July 7, 2011, ArcelorMittal filed an application before the Competition

Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets in respect of certain flat carbon steel products over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the South African Competition Tribunal.

In August 2013, the South African Competition Commission referred a complaint against four scrap metal purchasers in South Africa, including ArcelorMittal South Africa, to the South African Competition Tribunal for prosecution. The complaint alleges collusion among the purchasers to fix the price and other trading conditions for the purchase of scrap over a period from 1998 to at least 2008. If imposed, fines could amount to 10% of ArcelorMittal South Africa’s turnover for the year preceding any final decision by the Competition Tribunal.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2013, ArcelorMittal had recorded provisions of approximately $299 million for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013, (ii) that constitute a contingent liability, or (iii) that were resolved in 2013, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs. The defendants agreed to mediation and five of the six defendants (including ArcelorMittal USA) settled with the plaintiffs for liability for all investigation and remediation costs covered by the consent decree. On June 29, 2013, the Court entered an order barring the non-settling defendant and other parties to the consent order from seeking any additional costs from the settling defendants. The litigation is now concluded.

Argentina

Over the course of 2007 to 2013, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 32 different shipments made between 2002 and 2012. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately $145.4 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In February 2013, in ten cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of $10.8 million). These decisions have been appealed to the Argentinian National Fiscal Court.

Brazil

Companhia Vale do Rio Doce (“Vale”) brought arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantified its claim as $64 million.  Initial submissions were filed by the parties on November 26, 2009, and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter and the settlement documentation was executed on May 14, 2013, effectively closing the case.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $56 million and $25 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the Baffinland securities by members of the class.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits and such appeal was heard on November 20, 2013. Judgment was reserved.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is approximately €59 million. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.

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

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the Fall of 2015. ArcelorMittal will vigorously defend against any claims made for damages in this new phase of the arbitration.

South Africa

On February 5, 2010, ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) asserting that, with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process (the “SIOC Arbitration”) in April 2010 to resolve this dispute. The SIOC Arbitration was later suspended in light of the Sishen Mining Rights Proceedings (as defined below). Following AMSA’s and SIOC’s entry into the 2014 Agreement (defined below) in November 2013, pursuant to which the parties agreed to settle the SIOC Arbitration, subject to certain conditions (as explained below), the parties notified the arbitrators of the settlement and that the arbitration process would not continue.

Pending resolution of the SIOC Arbitration, AMSA and SIOC entered into a series of agreements between 2010 and 2013 that established interim pricing arrangements for the supply of iron ore to AMSA’s production facilities in South Africa.  On November 5, 2013,  AMSA and SIOC entered into an agreement (the “2014 Agreement”) establishing long-term pricing arrangements for the supply of iron ore by SIOC to AMSA.  Pursuant to the terms of the 2014 Agreement, which became effective on January 1, 2014, AMSA may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to AMSA by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement. The volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to AMSA from the Thabazimbi mine, the operational and financial risks of which will pass from AMSA to Kumba under the terms of the 2014 Agreement.  The 2014 Agreement also settles various disputes between the parties, including the SIOC Arbitration.  The 2014 Agreement is subject to a number of conditions, including that SIOC retains the entire Sishen mining right and is not required to account to any third party (excluding AMSA) in respect thereof. In addition, it is assumed that amendments to existing legislation or new legislation will not have a material effect on the terms of supply. Should SIOC become entitled to terminate the 2014 Agreement following occurrence of one of these conditions, the SIOC Arbitration would be re-initiated to determine AMSA’s entitlement to receive iron ore from SIOC on the terms of the 2014 Agreement.  It is AMSA’s view that the 2014 Agreement is not affected by the South African Constitutional Court’s December 12, 2013 decision in respect of the Sishen Mining Rights Proceedings (discussed in the following paragraph).

On August 10, 2010, AMSA announced that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action (the “Sishen Mining Rights Proceedings”) against the South African government and ICT to challenge the grant of the prospecting right to ICT, and, on February 4, 2011, SIOC served on AMSA an application to join AMSA as a respondent in the review proceedings. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings, and, on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine.  On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government appealed this judgment to the Supreme Court of Appeal, which rejected their appeal on March 28, 2013.  ICT and the South African government then appealed this judgment to the South African Constitutional Court, which delivered its judgment on December 12, 2013.  The Constitutional Court’s principal decisions were as follows: (i) AMSA’s old order mining right in respect of 21.4% of the Sishen mine expired upon AMSA’s failure to convert that share on April 30, 2009;  (ii) SIOC applied for and was granted conversion of its own old order mining right which equated to 78.6% of the Sishen mine; (iii) SIOC is the only party competent to apply for and be granted the remaining 21.4% share of the mining right by the Department of Mineral Resources, and was afforded three months to make such application to the Department of Mineral Resources; and (iv) ICT’s application was dismissed.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure   in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors made by Social Security, changes in the regulations and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2013 was 385 as compared to 383 at December 31, 2012.  The range of amounts claimed for the year ended December 31, 2013 was € 30,000 to €600,000 (approximately $40,777 to $815,546 ).  The aggregate costs and settlements for the year ended December 31, 2013 were approximately $2.63 million, of which approximately $0.31 million represents legal fees and approximately $2.31 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2012 were approximately 2.5 million, of which approximately $0.29 million represents legal fees and approximately $2.2 million represents damages paid to the claimant.

	in number of cases
	2012	2013
Claims unresolved at the beginning of the period	397	383
Claims filed	62	74
Claims settled, dismissed or otherwise resolved	(76)	(72)
Claims unresolved at the end of the period	383	385

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

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

Set out below is a summary of ongoing matters in this regard.  Several other claims brought before other courts and regulators were dismissed and are definitively closed.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law.  They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012 and the appeal proceedings are ongoing.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at €246.5 million), including those who filed the claims before the Luxembourg courts described (and quantified) above.

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

On February 7, 2014, ArcelorMittal’s  Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on May 8, 2014.

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

		The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in U.S. dollars)		(in euros)		(in euros)
	Year ended December 31, 2009	47.04	16.28	32.67	12.57	32.67	12.57

	Year ended December 31, 2010	49.41	26.28	35.45	21.33	35.45	21.33

	Year ended December 31, 2011	38.50	14.77	28.55	10.47	28.55	10.47

	Year ended December 31, 2012
	First Quarter	23.62	18.49	17.96	14.03	17.96	14.03
	Second Quarter	19.34	13.28	14.55	10.60	14.55	10.60
	Third Quarter	17.66	13.91	13.45	11.16	13.45	11.16
	Fourth Quarter	17.57	14.32	13.28	11.04	13.28	11.04

	Year ended December 31, 2013
	First Quarter	17.98	12.88	13.76	10.03	13.76	10.03
	Second Quarter	13.48	10.84	10.42	8.43	10.42	8.43
	Third Quarter	14.86	10.91	11.15	8.35	11.15	8.35
	Fourth Quarter	17.91	13.67	13.02	10.11	13.02	10.11

	Month ended
	Aug-13	14.20	12.16	10.68	9.01	10.68	9.01
	Sep-13	14.86	13.23	11.15	9.84	11.15	9.84
	Oct-13	16.49	13.67	12.09	10.11	12.09	10.11
	Nov-13	17.40	15.60	12.94	11.55	12.94	11.55
	Dec-13	17.91	16.08	13.015	11.62	13.02	11.62
	Jan-14	17.84	15.94	13.40	11.77	13.40	11.77
	Feb-14*	17.46	16.03	12.98	11.90	12.98	11.90

*	February 2014 data is through February 7, 2014.

		Luxembourg Stock Exchange		NYSE Euronext Brussels[1]		Spanish Stock Exchanges[2]
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in euros)		(in euros)		(in euros)
	Year ended December 31, 2009	34.03	12.90	32.67	12.57	32.66	12.61

	Year ended December 31, 2010	36.00	21.53	35.45	21.33	35.44	21.34

	Year ended December 31, 2011	29.10	10.80	28.55	10.47	28.52	10.47

	Year ended December 31, 2012
	First Quarter	17.54	14.10	-	-	17.95	14.01
	Second Quarter	14.36	10.80	-	-	14.54	10.61
	Third Quarter	13.38	11.25	-	-	13.44	11.17
	Fourth Quarter	13.50	11.09	-	-	13.28	11.05

	Year ended December 31, 2013
	First Quarter	13.88	9.60	-	-	13.76	10.02
	Second Quarter	10.70	8.44	-	-	10.40	8.42
	Third Quarter	11.10	8.37	-	-	11.14	8.35
	Fourth Quarter	13.00	10.14	-	-	13.025	10.11

	Month ended
	Aug-13	10.80	8.83	-	-	10.68	9.02
	Sep-13	11.10	9.85	-	-	11.14	9.83
	Oct-13	12.06	10.14	-	-	12.10	10.11
	Nov-13	12.93	11.71	-	-	12.93	11.54
	Dec-13	13.00	11.68	-	-	13.03	11.61
	Jan-14	13.32	11.80	-	-	13.40	11.76
	Feb-14*	12.92	11.90	-	-	12.98	11.91

1	ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.
2	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2014 data is through February 7, 2014.

Note: Includes intraday highs and lows.

B.    Plan of Distribution

Not applicable.

C.    Markets

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and

Valencia (the “Spanish Stock Exchanges”) (“MTS”).  Additionally, ArcelorMittal’s $2,250,000,000 aggregate principal amount 6.00% mandatorily convertible notes due 2016, which were issued on January 16, 2013, are listed and traded on the NYSE.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM  10.        ADDITIONAL INFORMATION

A.    Share Capital

As a result of the Company’s issuance on January 14, 2013 of 104,477,612 ordinary shares at a price of $16.75 per share, the Company’s issued share capital was increased to €6,883,209,119.84 represented by 1,665,392,222 ordinary shares and was unchanged at December 31, 2013.

Out of the total 1,665,392,222 shares issued, 11,792,674 shares were held in treasury by ArcelorMittal at December 31, 2013, representing 0.71% of its issued share capital.

The Company’s authorized share capital, including the issued share capital, was €7,725,260,599.18, represented by 1,773,091,461 shares, at December 31, 2012 and was increased by the extraordinary general meeting of shareholders held on May 8, 2013 to €8,249,049,316.38, represented by 1,995,857,213 shares and was unchanged at December 31, 2013.

The May 8, 2013 extraordinary general meeting of shareholders approved an increase of the Company’s authorized share capital by 19.84% of its then issued share capital, i.e., by €6,883,209,119.84, represented by 1,665,392,222 shares without nominal value, resulting in an authorized share capital of €8,249,049,316.38 represented by 1,995,857,213 shares without nominal value. The increase was sought by the Company in the wake the Company’s issuance on January 16, 2013 of $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in order to cover conversions of the 2013 MCNs and other outstanding convertible bonds of the Company. The increase would also permit the Company to return to the historical level of flexibility of 10% of share capital following the issue of new shares on January 14, 2013.  See “Item 4.A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2013”.

Following the issue of new shares on January 14, 2013 and subsequent increase in the Company’s authorized share capital on May 8, 2013, 330,464,991 ordinary shares were available for issuance under the Company's authorized share capital as at December 31, 2013.

B.    Memorandum and Articles of Association

Below is a summary of ArcelorMittal’s Articles of Association, which have been filed as an exhibit to this annual report. The full text of our Articles of Association is also available on www.arcelormittal.com under “Investors—Corporate Governance-Board of Directors”.

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

The law of April 6, 2013 concerning dematerialized securities allows Luxembourg issuers to opt for the full dematerialization of shares. If ArcelorMittal were to opt for full dematerialization in the future, shareholders would be required to hold their shares in a securities account at a bank or other financial intermediary, which would in turn hold the shares via an account with a securities depository such as Clearstream or Euroclear. Dematerialized securities would be solely represented by account entries with the securities depositary and would therefore exist only in electronic form. If ArcelorMittal were to opt for the full dematerialization of its shares, it would no longer be possible for shareholders to hold shares through a direct, nominative registration in the Company’s register of shareholders as is currently the case.

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

The Company’s authorized share capital was increased by 19.84% of its then issued share capital to €8,249,049,316.38 represented by 1,995,857,213 shares at the extraordinary shareholders’ meeting held on May 8, 2013 and was unchanged at December 31, 2013. The authorization allowing the Board of Directors to issue further shares out of the authorized share capital was also renewed at the extraordinary shareholders’ meeting held on May 8, 2013, and expires five years from the date of publication of the

EGM deed in the Official Luxembourg Gazette Mémorial C, which occurred on July 3, 2013. This authorization may be renewed from time to time by an EGM for periods not to exceed five years each.

Following the increase of the Company’s issued share capital by 104,477,612 ordinary shares in connection with its offering of shares on January 14, 2013, the Company’s total issued share capital amounted to €6,883,209,119.84, represented by 1,665,392,222 ordinary shares and was unchanged at December 31, 2013.

Article 5 of the Company's Articles of Association has been amended to reflect this change. The Company’s Amended and Restated Articles of Association have been published on www.arcelormittal.com and notification of their filing with the Luxembourg Register of Commerce and Companies was published in the Official Luxembourg Gazette Mémorial C on July 3, 2013. The Company has filed this version of the Articles of Association as an exhibit to this annual report.

Preemptive Rights

Unless limited or cancelled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date five years from the date of publication in the Official Luxembourg Gazette Mémorial C of the relevant meeting minutes, which publication occurred on July 3, 2013 with respect to the minutes of the EGM held on May 8, 2013. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.

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

•        the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•        only fully paid-up shares may be repurchased. At December 31, 2013, all of ArcelorMittal’s issued ordinary shares were fully paid-up.

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

The general meeting of shareholders held on May 11, 2010 granted the Board of Directors a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of ArcelorMittal shares, including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments.  Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation and EC Regulation 2273/2003 regarding exemptions for buy-back programmes and stabilization of financial instruments and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program.

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

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. ESPP 2010 expired in January 2014.  Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement further ESPPs in 2011, 2012 and 2013.

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

The extraordinary general meeting must reach a quorum of shares present or represented at the meeting of 50% of the share capital in order to validly deliberate. If this quorum is not reached, the meeting may be reconvened and the second meeting will not be subject to any quorum requirement. In order to be adopted by the extraordinary general meeting (on the first or the second call), any resolution submitted must be approved by at least two-thirds of the votes cast except for certain limited matters where the Articles of Association require a higher majority (see “—Amendment of the Articles of Association”). Votes cast do not include votes attaching to shares with respect to which the shareholder has not taken part in the vote, has abstained or has returned a blank or invalid vote.

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

The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association of ArcelorMittal do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 8, 2013 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.

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

Disclosure of Insider Dealing Transactions

Members of the Board of Directors, the GMB, other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities” set out below and persons closely associated with them must disclose to the Luxembourg securities regulator CSSF and to ArcelorMittal all transactions relating to shares of ArcelorMittal or derivatives or other financial instruments linked to shares of ArcelorMittal conducted by them or for their account.

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, the GMB, and executives who, while occupying a high level management position, are not members of the above corporate bodies, but who have regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy. Persons closely associated with them include their respective family members.

Both information on trading in ArcelorMittal shares by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”.

In 2013, a total of nine notifications were received by ArcelorMittal from such persons and filed with the CSSF, for a total of 17,933,398 ArcelorMittal shares purchased, 15,000 call options in ArcelorMittal shares purchased and 12,006,000 Mandatorily Convertible Subordinated Notes purchased.

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

Limitation of Directors’ Liability/Indemnification of Officers and Directors

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the broadest extent permitted by Luxembourg law, indemnify every director and every member of the GMB as well as every former director or member of the GMB for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the GMB.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or member of the GMB has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.

C.    Material Contracts

The following are material contracts, not entered into in the ordinary course of business, to which ArcelorMittal has been a party during the past two years.

Share Lending Agreement

In connection with ArcelorMittal’s issuance of 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in an offering that closed on January 16, 2013, the Company entered into a share lending agreement with Lumen on January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by ArcelorMittal up to a maximum amount of 48.9 million ordinary shares in exchange for a loan fee of $0.00046 per lent ordinary share, accruing daily from and including the date on which the loaned ordinary shares were delivered to the borrower to, but excluding, the date of return of the borrowed ordinary shares. Under the Share Lending Agreement, deliveries of the loaned shares by Lumen was to occur on the dates an equal number of ordinary shares were required to be delivered by ArcelorMittal pursuant to the terms of the MCNs. The share lending agreement provided that ArcelorMittal could terminate all or any portion of any loan made thereunder at any time and that all outstanding loans would terminate on the date which was three business days after the date on which a general meeting of shareholders of ArcelorMittal had approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Under the Share Lending Agreement, Lumen had no rights (including voting or disposition rights) with respect to any ordinary shares that had been loaned to ArcelorMittal and not yet returned to Lumen. Subject to this condition being met, it was expected that any ordinary shares to be delivered by ArcelorMittal to Lumen upon termination of the loan(s) would be newly issued ordinary shares issued in favor of Lumen (with a cancellation of the shareholders' preferential subscription right). The extraordinary general meeting of shareholders of ArcelorMittal that took place on May 8, 2013 (the “May 2013 EGM”) approved sufficient authorized share capital and authorized the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Accordingly, the share lending agreement with Lumen was terminated three business days after the date of the May 2013 EGM.

ArcelorMittal Equity Incentive Plan and GMB PSU Plan

On May 10, 2011, the annual general shareholders’ meeting approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees.  On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. For further information about the terms of the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan, see “Item 6.B—Directors, Senior Management and Employees—Compensation—Remuneration Framework—Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)”. Since 2011, the Company has made the following grants to employees under the ArcelorMittal Equity Incentive Plan: a grant of RSUs in September 2011, a grant of PSUs in March 2012, a grant of both RSUs and PSUs in March 2013, and a grant of both RSUs and PSUs in September 2013 (the GMB members were excluded from the afore-mentioned 2013 grants in light of the creation of the GMB PSU Plan). In June 2013, the Company made a grant of PSUs under the GMB PSU Plan to the GMB members. Copies of the  Supplemental Terms for 2013-2014 ArcelorMittal Equity Incentive Plan and the GMB PSU Plan are filed as an exhibit to this annual report on Form 20-F.

Memorandum of Understanding

On June 25, 2006, Mittal Steel, the Significant Shareholder and Arcelor signed a binding Memorandum of Understanding (“MoU”) to combine Mittal Steel and Arcelor in order to create the world’s leading steel company. In April 2008, the Board of Directors approved resolutions amending certain provisions of the MoU in order to adapt it to the Company’s needs in the post-merger and post-integration phase, as described under “Item 6.C—Directors, Senior Management and Employees—Board Practices/Corporate Governance—Operation—Lead Independent Director”.

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

Certain additional provisions of the MoU expired effective August 1, 2009 and on August 1, 2011. ArcelorMittal’s corporate governance rules will continue to reflect, subject to those provisions of the MoU that have been incorporated into the Articles of Association, the best standards of corporate governance for comparable companies and to conform with the corporate governance aspects of the NYSE listing standards applicable to non-U.S. companies and Ten Principles of Corporate Governance of the Luxembourg Stock Exchange.

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2013.

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

Non-compete

For so long as the Significant Shareholder holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or GMB, the Significant Shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT ISPAT Indo.

D.    Exchange Controls

There are no legislative or other legal provisions currently in force in Luxembourg or arising under ArcelorMittal’s Articles of Association that restrict the payment of dividends to holders of ArcelorMittal shares not resident in Luxembourg, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions. There are no limitations, either under the laws of Luxembourg or in the Articles of Association, on the right of non Luxembourg nationals to hold or vote ArcelorMittal shares.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2013 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2014 taxable year. See “—Passive Foreign Investment Company Status”.

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

Non-resident (i) entities which fall within the scope of Article 2 of the  European Council Directive 2011/96/EU on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (the “EU Parent-Subsidiary Directive”), (ii) joint-stock companies or cooperative companies subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law resident in a State being part of the European Economic Area (EEA) other than a Member State of the EU, and (iii) joint-stock companies resident in Switzerland subject to corporate income tax in Switzerland without benefiting from an exemption will be able to claim an exemption from Luxembourg dividend withholding tax under the conditions set forth in the E.U. Parent-Subsidiary Directive as implemented in Luxembourg. In addition, fully taxable non-resident corporate holders will be exempt from withholding tax if they are resident in a country with which Luxembourg has concluded a double tax treaty (under the conditions as set forth in article 147 of the Luxembourg Income Tax Law).

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate (the top marginal tax rate is 40% plus an unemployment fund contribution levied thereon at a rate of 7% to 9%, depending on the personal situation of the relevant individual). Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder (alone or together with his/her spouse or registered partner and his/her underage children), directly or indirectly, holds or has held more than 10% of the ArcelorMittal shares at any time during the past five years.

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

Non-Luxembourg resident holders

An individual or corporate non-Luxembourg Holder of ArcelorMittal shares who/which realizes a gain on disposal thereof (and who/which does not have a permanent establishment in Luxembourg to which the ArcelorMittal shares would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (alone or together with his or her spouse or registered partner and underage children) directly or indirectly held more than 10% of the capital of ArcelorMittal, at any time during the past five years, and either (1) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (2) the disposal of ArcelorMittal shares occurs within six months from their acquisition, subject to any applicable tax treaty.

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

F.    Dividends and Paying Agents

On May 8, 2013, the annual shareholders meeting approved the Company’s proposal to pay an annual dividend payment of $0.20 per share in 2013. The dividend was paid in full on July 15, 2013. The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) is BNP Paribas Securities Services.

On February 7, 2014, ArcelorMittal’s  Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on 8 May 2014.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained by sending a request to: company.secretary@arcelormittal.com  or at our registered office as set out in Item 4.A—Information on the Company—History and Development of the Company—Other Information”of this annual report.

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

Risk Management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CFO, the Corporate Finance and Tax Committee and the GMB.

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

Derivative Instruments

ArcelorMittal uses derivative instruments to manage its exposure to movements in interest rates, foreign exchange rates and commodity prices. Changes in the fair value of derivative instruments are recognized in the consolidated statements of operations or in equity according to nature and effectiveness of the hedge. For more information, see Note 18 of ArcelorMittal’s consolidated financial statements.

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

Based on estimates for 2013, the table below reflects the impact of a 10% depreciation during 2013 of the functional currency on budgeted cash flows expressed in the respective functional currencies of the various entities:

Entity functional currency	Transaction impact of 10% depreciation of the subsidiaries' functional currency on cash flows in $ equivalent (in millions)
U.S. dollar	(244)
Euro	(609)
Other	15

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollars for inclusion in ArcelorMittal’s consolidated financial statements.

The table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of a depreciation of 10% during 2013 of the U.S. dollar.

Entity functional currency	Translation impact of 10% depreciation of dollar on operating results in $ equivalent (in millions)
Euro	(106)
Other	129

The table below illustrates the impact of exchange rate fluctuations on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2013 (sensitivity taking derivative transactions into account):

Currency	Impact of 10% appreciation of the U.S. dollar on net debt translation in $ equivalent (in millions)
Brazilian real	(17)
Canadian dollar	-
Euro	(459)
Other	(16)

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

Interest Rate Risk on Debt

ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollars and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and/or interest rate exposure of the debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2012		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	1,485	1,629	1,015	989
Instruments payable bearing interest at fixed rates	24,096	25,853	20,751	22,875
Long-term debt, including current portion	25.581	27,482	21,766	23,864
Short term bank loans and other credit facilities including commercial paper	732	893	545	552

Commodity Price Sensitivity

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy and freight) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

The table below reflects commodity price sensitivity during 2013.

Commodities	Impact of 10% move of Market prices on operating results (12/31/2013)
in $ equivalent (in millions)
Zinc	60
Nickel	3
Tin	13
Aluminum	6
Gas	61
Brent	95
Freight	16

In respect of non-exchange traded commodities, ArcelorMittal is exposed to possible increases in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is almost entirely managed through long-term contracts, however some limited hedging of iron ore exposures is made through derivative contracts.  For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Item 5—Operating and Financial Review and Prospects—Raw Materials”.

ITEM  12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional Information—Memorandum and Articles of Association—Form and Transfer of Shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2013, 94,308,088 shares (or approximately 5.66% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2013, Citibank paid the Company $1,508,780 in respect of reimbursements of expenses incurred by the Company in 2013.

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

We carried out an evaluation under the supervision, and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2013. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2013 to provide reasonable assurance that (1) information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based upon the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of management’s internal control over financial reporting as of December 31, 2013 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 25, 2014 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the year ending December 31, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's adoption of new accounting standards as described in Notes 1 and 30.

 /s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 25, 2014

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 77, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

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

For more information refer to “Item 6.C—Directors, Senior Management and Employees—Board Practices/Corporate Governance—Ethics and Conflicts of Interest”.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit S.à.r.l.  acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2012 and 2013. Set forth below is a breakdown of fees for services rendered in 2012 and 2013.

Audit Fees. Audit fees in 2012 and 2013 included $29.3 million and $27.0 million, respectively, for the audits of financial statements, and $1.3 million and $0.6 million in 2012 and 2013, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2012 and 2013 were $1.7 million and $1.5 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2012 and 2013 were $0.8 million and $0.8 million, respectively.

All Other Fees. Fees in 2012 and 2013 for all other services were $0.5 million and $0.4 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2013, within its scope prior to commencement of the engagements. None of the services provided in 2013 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte Audit S.à.r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2013, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à.r.l.  independence and has determined that such services do not interfere with Deloitte Audit S.à.r.l. independence.

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

ITEM  16H.         MINE SAFETY DISCLOSURE

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 16.1 to this annual report on Form 20-F.

PART III

ITEM  17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM  18.            FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-122.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit	Description
Number

1.1.	Amended and Restated Articles of Association of ArcelorMittal dated May 8, 2013, published in the Official Luxembourg Gazette, Mémorial C on July 3, 2013.

2.1.

The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of ArcelorMittal and its subsidiaries on a consolidated basis. ArcelorMittal hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of ArcelorMittal or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

4.4.*

Supplemental Terms for 2012-2013 Restricted Share Units and Performance Share Units Plan effective May 8, 2012 (filed as Exhibit 4.6 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2012 (File No. 001-35788), and incorporated by reference herein).

4.5.*

Share Lending Agreement between Lumen Investments S.à.r.l. and ArcelorMittal, dated January 9, 2013 (filed as Exhibit 11 to Schedule 13D/A dated as of January 11, 2013 (File No. 005-83371), and incorporated by reference herein).

4.6.	Supplemental Terms for 2013-2014 ArcelorMittal Equity Incentive Plan effective May 8, 2013.

4.7.	ArcelorMittal Group Management Board Performance Share Unit Plan effective May 8, 2013.

8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit.

15.2.	Consent of Cardno MM&A.

15.3.	Consent of SRK Consulting (UK) Limited.

15.4.	Consent of RPA Inc

16.1	Mine Safety and Health Administration Safety Data.

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 25, 2014

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2012 and 2013 and

for each of the three years in the period ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2012 and 2013, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1 and 30 to the consolidated financial statements, the accompanying 2011 and 2012 financial statements have been retrospectively adjusted for the adoption of International Financial Reporting Standards (“IFRS”) 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosures of Interests in Other Entities, International Financial Reporting Standards Interpretations Committee 20, Stripping Costs in the Production Phase of a Surface Mine, and the amendments to International Accounting Standards (“IAS”) 19, Employee Benefits, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates, IAS 1, Presentation of Financial Statements, IFRS 7, Financial Instruments: Disclosures, and various amendments as part of the IFRS Annual Improvements 2009 – 2011.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

 /s/ Deloitte Audit

Luxembourg, Grand Duchy of Luxembourg

February 25, 2014

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012	2013
ASSETS
Current assets:
Cash and cash equivalents (note 6)	3,824	4,402	6,072
Restricted cash (note 6)	84	138	160
Trade accounts receivable and other, including 457, 385 and 424 from related parties at December 31, 2011, 2012 and 2013, respectively (notes 7 and 16)	6,452	5,085	4,886
Inventories (note 8)	21,669	19,003	19,240
Prepaid expenses and other current assets (note 9)	3,566	3,154	3,375
Assets held for sale (note 5)	-	-	292
Total current assets	35,595	31,782	34,025

Non-current assets:
Goodwill and intangible assets (note 10)	14,053	9,581	8,734
Biological assets (note 11)	193	174	132
Property, plant and equipment (note 12)	54,189	53,815	51,232
Investments in associates and joint ventures (note 13)	8,946	7,181	7,195
Other investments (note 14)	226	1,020	738
Deferred tax assets (note 21)	6,164	8,221	8,938
Other assets (notes 15 and 16)	2,313	2,224	1,314
Total non-current assets	86,084	82,216	78,283
Total assets	121,679	113,998	112,308

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2011	2012	2013
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 17)	2,769	4,348	4,092
Trade accounts payable and other, including 227, 156 and 143 from related parties at December 31, 2011, 2012 and 2013, respectively (note 16)	12,845	11,407	12,604
Short-term provisions (note 22)	1,214	1,194	1,206
Accrued expenses and other liabilities (note 23)	6,639	6,728	7,071
Income tax liabilities	367	160	179
Liabilities held for sale (note 5)	-	-	83
Total current liabilities	23,834	23,837	25,235

Non-current liabilities:
Long-term debt, net of current portion (note 17)	23,634	21,965	18,219
Deferred tax liabilities (note 21)	3,458	2,958	3,115
Deferred employee benefits (note 25)	11,142	11,628	9,494
Long-term provisions (note 22)	1,603	1,864	1,883
Other long-term obligations	1,504	1,280	1,189
Total non-current liabilities	41,341	39,695	33,900
Total liabilities	65,175	63,532	59,135

Commitments and contingencies (note 24 and note 26)

Equity (note 19):
Common shares (no par value, 1,617,000,000, 1,773,091,461 and 1,995,857,213 shares authorized, 1,560,914,610, 1,560,914,610 and 1,665,392,222 shares issued, and 1,548,951,866,	9,403	9,403	10,011
1,549,107,148 and 1,653,599,548 shares outstanding at December 31, 2011, 2012 and 2013, respectively)
Treasury shares (11,962,744, 11,807,462 and 11,792,674 common shares at December 31, 2011, 2012 and 2013, respectively, at cost)	(419)	(414)	(414)
Additional paid-in capital	19,056	19,082	20,248
Subordinated perpetual capital securities	-	650	650
Mandatorily convertible notes	-	-	1,838
Retained earnings	30,710	26,186	24,037
Reserves	(6,008)	(7,891)	(6,577)
Equity attributable to the equity holders of the parent	52,742	47,016	49,793
Non-controlling interests	3,762	3,450	3,380
Total equity	56,504	50,466	53,173
Total liabilities and equity	121,679	113,998	112,308

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Sales	93,973	84,213	79,440
(including 5,875, 5,181 and 4,770 of sales to related parties for 2011, 2012 and 2013, respectively)
Cost of sales	85,212	83,543	75,247
(including depreciation and impairment of 5,027, 9,737 and 5,139 and 2,615, 1,505 and 1,310 of purchases from related parties for 2011, 2012 and 2013, respectively)
Gross margin	8,761	670	4,193
Selling, general and administrative expenses	3,557	3,315	2,996
Operating income (loss)	5,204	(2,645)	1,197
Income (loss) from associates, joint ventures and other investments (note 13)	614	185	(442)
Financing costs - net (note 20)	(2,983)	(2,915)	(3,115)
Income (loss) before taxes	2,835	(5,375)	(2,360)
Income tax expense (benefit) (note 21)	879	(1,906)	215
Net income (loss) from continuing operations (including non-controlling interests)	1,956	(3,469)	(2,575)
Discontinued operations, net of tax (note 5)	461	-	-
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)

Net income attributable to equity holders of the parent:
Net income (loss) from continuing operations	1,959	(3,352)	(2,545)
Net income from discontinued operations	461	-	-
Net income (loss) attributable to equity holders of the parent	2,420	(3,352)	(2,545)
Net income (loss) from continuing operations attributable to non-controlling interests	(3)	(117)	(30)
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)

	Year Ended December 31,
	2011	2012	2013
Earnings (loss) per common share (in U.S. dollars)
Basic	1.56	(2.17)	(1.46)
Diluted	1.29	(2.17)	(1.46)
Earnings (loss) per common share - continuing operations (in U.S. dollars)
Basic	1.26	(2.17)	(1.46)
Diluted	1.00	(2.17)	(1.46)
Earnings per common share - discontinued operations (in U.S. dollars)
Basic	0.30	-	-
Diluted	0.29	-	-
Weighted average common shares outstanding (in millions) (note 19)
Basic	1,549	1,549	1,780
Diluted	1,611	1,550	1,782

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011		2012		2013
Net income (loss) (including non-controlling interests)		2,417		(3,469)		(2,575)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(39)		(95)		(34)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	65		-		100
	26		(95)		66
Derivative financial instruments:
Gain (loss) arising during the period	82		4		(25)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(249)		(717)		(120)
	(167)		(713)		(145)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(2,149)		78		(965)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(475)		392		(25)
	(2,624)		470		(990)
Share of other comprehensive income (loss) related to associates and joint ventures	(598)		(579)		2
Income tax benefit related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	68		134		114
Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial gains (losses)	(1,262)		(1,205)		2,206
Share of other comprehensive income (loss) related to associates and joint ventures	-		-		(13)
Income tax benefit (loss) related to components of other comprehensive income that cannot be recycled to the Consolidated Statements of Operations	138		72		(155)
Total other comprehensive income (loss)	(4,419)		(1,916)		1,085
Total other comprehensive income (loss) gain attributable to:
Equity holders of the parent	(4,055)		(1,883)		1,314
Non-controlling interests	(364)		(33)		(229)
		(4,419)		(1,916)		1,085
Total comprehensive income (loss)		(2,002)		(5,385)		(1,490)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(1,635)		(5,235)		(1,231)
Non-controlling interests		(367)		(150)		(259)
Total comprehensive income (loss)		(2,002)		(5,385)		(1,490)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(millions of U.S. dollars, except share and per share data)

								Reserves

								Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
	Shares[1,2]	Share capital	Treasury Shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2010	1,549	9,950	(427)	-	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093
Net income (including non-controlling interests)	-	-	-	-	-	-	2,420	-	-	-	-	2,420	(3)	2,417
Other comprehensive loss	-	-	-	-	-	-	-	(2,796)	(133)	(14)	(1,112)	(4,055)	(364)	(4,419)
Total comprehensive income (loss)	-	-	-	-	-	-	2,420	(2,796)	(133)	(14)	(1,112)	(1,635)	(367)	(2,002)
Spin-off of stainless steel assets (note 5)	-	(547)	-	-	-	(1,227)	(2,190)	-	-	-	-	(3,964)	-	(3,964)
Recognition of share based payments	-	-	8	-	-	85	-	-	-	-	-	93	-	93
Dividend	-	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(31)	(1,192)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	-	(29)	-	-	-	-	(29)	165	136
Issuance of bonds mandatorily convertible into shares of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	250	250
Other movements	-	-	-	-	-	-	1	-	-	-	-	1	89	90
Balance at December 31, 2011	1,549	9,403	(419)	-	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Net loss (including non-controlling interests)	-	-	-	-	-	-	(3,352)	-	-	-	-	(3,352)	(117)	(3,469)
Other comprehensive income (loss)	-	-	-	-	-	-	-	636	(449)	(937)	(1,133)	(1,883)	(33)	(1,916)
Total comprehensive income (loss)	-	-	-	-	-	-	(3,352)	636	(449)	(937)	(1,133)	(5,235)	(150)	(5,385)
Issuance of subordinated perpetual capital securities	-	-	-	650	-	-	(8)	-	-	-	-	642	-	642
Recognition of share based payments	-	-	5	-	-	26	-	-	-	-	-	31	-	31
Dividend	-	-	-	-	-	-	(1,161)	-	-	-	-	(1,161)	(20)	(1,181)
Acquisition of non-controlling interests (note 4)	-	-	-	-	-	-	1	-	-	-	-	1	(33)	(32)
Disposal of non-controlling interests (note 3)	-	-	-	-	-	-	-	-	-	-	-	-	(140)	(140)
Other movements	-	-	-	-	-	-	(4)	-	-	-	-	(4)	31	27
Balance at December 31, 2012	1,549	9,403	(414)	650	-	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
Net loss	-	-	-	-	-	-	(2,545)	-	-	-		(2,545)	(30)	(2,575)
Other comprehensive income (loss)	-	-	-	-	-	-	-	(666)	(110)	68	2,022	1,314	(229)	1,085
Total comprehensive income (loss)	-	-	-	-	-	-	(2,545)	(666)	(110)	68	2,022	(1,231)	(259)	(1,490)
Offering of common shares	105	608	-	-	-	1,148	-	-	-	-		1,756	-	1,756
Mandatorily convertible notes	-	-	-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
Baffinland dilution	-	-	-	-	-	-	-	-	-	-	-	-	(208)	(208)
Other changes in non-controlling interests (note 4)	-	-	-	-	-	-	722	-	-	-	-	722	402	1,124
Recognition of share based payments	-	-	-	-	-	18	-	-	-	-	-	18	-	18
Dividend	-	-	-	-	-	-	(332)	-	-	-	-	(332)	(23)	(355)
Coupon on subordinated perpetual capital securities		-	-	-	-	-	(57)	-	-	-	-	(57)	-	(57)
Other movements	-	-	-	-	-	-	63	-	-	-	-	63	18	81
Balance at December 31, 2013	1,654`	10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
1	Excludes treasury shares
2	In millions of shares
				The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Operating activities:
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)
Discontinued operations	(461)	-	-
Net income (loss) from continuing operations (including non-controlling interests)	1,956	(3,469)	(2,575)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation (notes 10, 11 and 12)	4,696	4,702	4,695
Impairment (notes 10 and 12)	331	5,035	444
Interest expense (note 20)	1,946	2,031	1,890
Interest income (note 20)	(123)	(157)	(113)
Income tax expense (benefit) (note 21)	879	(1,906)	215
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	229	(154)	15
Provisions for labor agreements and separation plans	239	306	361
Litigation provisions (reversal)	(78)	86	18
Recycling of deferred gain on raw material hedges	(600)	(566)	(92)
Net gain on disposal of subsidiaries (note 3)	-	(573)	(28)
(Income)/loss from associates, joint ventures and other investments	(612)	(158)	442
Provision on pensions and OPEB (note 25)	758	443	670
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds (note 20)	(42)	99	12
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	363	50	254
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable	(694)	1,153	115
Inventories	(3,053)	2,794	(609)
Trade accounts payable	(40)	(1,123)	1,258
Interest paid	(1,743)	(1,751)	(1,967)
Interest received	84	57	106
Taxes paid	(1,237)	(555)	(102)
Dividends received from associates, joint ventures and other investments	349	205	219
Cash contributions to plan assets and benefits paid for pensions and OPEB (note 25)	(886)	(1,162)	(709)
VAT and other amount received (paid) from/to public authorities	(302)	241	(14)
Other working capital and provisions movements	(371)	(288)	(209)
Net cash flows (used in) provided by operating activities from discontinued operations	(190)	-	-
Net cash provided by operating activities	1,859	5,340	4,296
Investing activities:
Purchase of property, plant and equipment and intangibles (includes cash outflows in connection with exploration/evaluation activities 13, 19 and 2 respectively, in 2011, 2012 and 2013).	(4,872)	(4,717)	(3,452)
(Acquisition) Disposal of net assets of subsidiaries, net of cash acquired (disposed) of 67, (477) and (48) in 2011, 2012 and 2013, respectively (Note 3)	(860)	544	34
Acquisition of associates and joint ventures	(95)	(43)	(173)
Disposals of financial assets	2,160	463	511
Other investing activities net	(872)	23	203
Cash receipt from loan to discontinued operations	900	-	-
Net cash flows used in investing activities from discontinued operations	(105)	-	-
Net cash used in investing activities	(3,744)	(3,730)	(2,877)
Financing activities:
Proceeds from mandatorily convertible bonds (note 19)	250	-	-
Proceeds from subordinated perpetual capital securities (note 19)	-	642	-
(Acquisition) disposal of non-controlling interests (Note 4)	(108)	(62)	1,100
Proceeds from short-term debt	1,547	1,685	1,172
Proceeds from long-term debt, net of debt issuance costs	7,169	4,086	76
Payments of short-term debt	(6,728)	(3,655)	(4,696)
Payments of long-term debt	(1,466)	(2,427)	(846)
Proceeds from mandatorily convertible notes (note 19)	-	-	2,222
Common stock offering	-	-	1,756
Dividends paid (includes 32, 20 and 26 of dividends paid to non-controlling shareholders in 2011, 2012 and 2013 respectively)	(1,194)	(1,191)	(415)
Other financing activities net	(17)	(97)	(128)
Net cash flows (used in) financing activities from discontinued operations	(8)	-	-
Net cash (used in) provided by financing activities	(555)	(1,019)	241
Effect of exchange rate changes on cash	(68)	(13)	19
Net increase (decrease) in cash and cash equivalents	(2,508)	578	1,679
Cash and cash equivalents:
At the beginning of the year	6,209	3,824	4,402
Cash related to discontinued operations	123	-	-
Reclassification of the period-end cash and cash equivalent to held for sale	-	-	(9)
At the end of the year	3,824	4,402	6,072
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates primarily steel manufacturing facilities in Europe, North and South America, Asia and Africa as well as mining operations. Collectively, these subsidiaries and facilities are referred to in these consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 25, 2014 by the Company’s Board of Directors.

Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell and inventories, which are measured at the lower of net realizable value or cost. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

Adoption of new IFRS standards, amendments and interpretations applicable in 2013

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRS 13 “Fair Value Measurement” (with prospective application after January 1, 2013) and the amendments to IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” as issued by the IASB on May 13, 2011, all effective for annual periods beginning on or after January 1, 2013. On January 1, 2013, the Company also adopted IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine”, as issued by the IASB on October 19, 2011 and the amendments to IFRS 7 “Financial Instruments: Disclosures”,  both effective for annual periods beginning on or after January 1, 2013. In addition, ArcelorMittal adopted the amendments to IAS 1 “Presentation of Financial Statements”, effective for annual periods beginning on or after July 1, 2012 and to IAS 19 “Employee Benefits”, effective for annual periods beginning on or after January 1, 2013, both issued by the IASB on June 16, 2011.

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

•       IFRS 13 defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements.

•     Amendments to IAS 27 were made in connection with the previous new issued standards and reduced the scope of IAS 27 which now only deals with the requirements for separate financial statements. Requirements for consolidated financial statements are now contained in IFRS 10. These amendments require that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IFRS 9.

•     Amendments to IAS 28 supersede IAS 28 “Investments in Associates” and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. These amendments define 'significant influence' and provide guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment.

•     Amendments to IAS 1 changes the disclosures of items presented in other comprehensive income in the statements of comprehensive income.

•     Amendment to IFRS 7 includes new disclosures requirements regarding the offsetting of financial assets and financial liabilities.

•     Amendment to IAS 19 makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits.

•     IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The Interpretation requires stripping activity costs which provide improved access to ore to be capitalized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

On January 1, 2013, the Company also adopted various amendments to the following standards published by the IASB on May 17, 2012 in the framework of Annual Improvements 2009-2011 as part of its annual improvements process:

•         IAS 1 “Presentation of Financial Statements”, provides clarification of the requirements for comparative information

•         IAS 16 “Property, Plant & Equipment”, provides additional guidance on the classification of spare parts, stand-by equipment and servicing equipment

•         IAS 32 “Financial Instruments: Presentation”, clarifies the accounting for the tax effect of a distribution to holders of equity instruments in accordance with IAS 12 “Income Taxes”

•         IAS 34 “Interim Financial Reporting”, clarifies interim reporting of segment information for total assets in order to enhance consistency with the requirements in IFRS 8 “Operating Segments”

•         IFRS 1 “First-time adoption of International Financial Reporting Standards”

In addition, the Company adopted on January 1, 2013 the amendments to IFRS 10, IFRS 11 and IFRS 12 published by the IASB on June 28, 2012. The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12. The Company applied transition relief as described above with respect to the adoption of IFRS 12 but it did not apply such relief for the adoption of IFRS 10 and IFRS 11.

On May 29, 2013, the IASB published amendments to IAS 36 “Impairment of Assets”, which reduces the circumstances in which the recoverable amount of assets of cash-generating units is required to be disclosed, clarifies the required disclosures and introduces an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present valuation technique. As of January 1, 2013, the Company early adopted these amendments, which are effective for annual periods beginning on or after January 1, 2014.

The adoption of the amendments to IAS 19 significantly impacted the financial statements of the Company. In connection with the adoption of  IFRS 11 and the amendments to IAS 19, note 30 of the consolidated financial statements presents the transition from the statements of financial position as previously reported to the recast statements of financial position at December 31, 2011 and 2012 and the transition from the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and  the statements of cash flows  as reported to the recast statements for the years ended  December 31, 2011 and 2012. The adoption of the other new standards, amendments and interpretation did not have any material impact on the Company’s financial statements.

New IFRS standards and interpretations applicable from 2014 onward

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 (as revised in 2010) introduces new requirements for classifying and measuring financial instruments, including:

•     The replacement of the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

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

On November 19, 2013, the IASB published an amendment to IFRS 9 “Financial Instruments” incorporating the new hedge accounting model. This amendment removed the mandatory effective date of IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

which are due to be finalized in 2014. The effective date of application of IFRS 9 is pending until finalization of the impairment and classification and measurement requirements by IASB. Early adoption of the standard is permitted. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of this new standard.

On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation” to clarify the application of the offsetting of financial assets and financial liabilities requirement. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

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

           Under IFRS 10, reporting entities are required to consolidate all investees that they control (i.e. all subsidiaries). The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss.  The amendments also set out disclosure requirements for investment entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

On May 20, 2013, the IASB issued IFRIC Interpretation 21 “Levies”, which clarifies that an entity should recognize a liability for a levy only when the activity that triggers a payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached. This interpretation is effective for annual periods beginning on or after January 1, 2014. The adoption of this new interpretation is not expected to have any material impact on the financial statements of the Company.

On June 27, 2013, the IASB published amendments to IAS 39 “Financial Instruments: Recognition and Measurement”, according to which there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. These amendments are effective for annual periods beginning on or after January 1, 2014. The adoption of these new amendments is not expected to have any material impact on the financial statements of the Company.

On November 21, 2013, the IASB published amendments to IAS 19 “Employee Benefits”, which clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the numbers of years of service. These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

On December 12, 2013, the IASB published Annual Improvements 2010-2012 as part of its annual improvements process to make amendments to the following standards:

•     IFRS 2 “Share-based Payment”, amends the definition of vesting condition and market condition and adds definitions for performance condition and service condition

•     IFRS 3 “Business Combinations”, provides additional guidance for accounting for contingent consideration in a business combination

•     IFRS 8 “Operating Segments”, provides clarification of the requirements for the aggregation of operating segments and the reconciliation of the total of the reportable segments’ assets to the entity’s assets

•     IFRS 13 “Fair Value Measurement”, provides additional guidance for the measurement of short-term receivables and payables

•     IAS 16 “Property, Plant and Equipment”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

•     IAS 24 “Related Party Disclosure”, provides additional guidance for the definition of key management personnel

•     IAS 38 “Intangible Assets”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

Also, on December 12, 2013, the IASB published Annual Improvements 2011-2013 as part of its annual improvements process to make amendments to the following standards:

•     IFRS 1 “First-time Adoption of International Financial Reporting Standards”, provides additional guidance for the effectiveness of IFRSs

•     IFRS 3 “Business Combinations”, clarifies the scope of exception for joint arrangements

•     IFRS 13 “Fair Value Measurement”, clarifies the scope of paragraph 52 (portfolio exception)

•     IAS 40 “Investment Property”, provides clarification of the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

These amendments are effective for annual periods beginning on or after July 1, 2014. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

Except for the amendments to IAS 36 “Impairment of Assets” that was early adopted on January 1, 2014, the Company does not plan to early adopt any of the new accounting standards, amendments and interpretations.

Basis of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries and its interests in associated companies and joint arrangements. Subsidiaries are consolidated from the date the Company obtains control (ordinarily the date of acquisition) until the date control ceases. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The consolidated financial statements include the Company’s share of the profit or loss of associates and joint ventures using the equity method of accounting from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity. For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

 Other investments are classified as available for sale and are stated at fair value when their fair value can be reliably measured. When fair value cannot be measured reliably, the investments are carried at cost less impairment.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 17, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

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

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies

Business combinations

Business combinations are accounted for using the acquisition method as of the acquisition date, which is the date on which control is transferred to ArcelorMittal. The Company controls an entity when it is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the major Operating Subsidiaries is the local currency, except for ArcelorMittal Kryviy Rih, ArcelorMittal Lázaro Cárdenas, ArcelorMittal Mines Canada, ArcelorMittal Point Lisas, ArcelorMittal Temirtau and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro. In 2013, ArcelorMittal Brasil, ArcelorMittal Dofasco and ArcelorMittal Montreal changed their functional currency from U.S. dollar to their local currency.

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

ArcelorMittal’s policy is to record an allowance and a charge in selling, general and administrative expense when a specific account is deemed uncollectible and to provide for each receivable overdue by more than 180 days because historical experience is such that such receivables are generally not recoverable, unless it can be clearly demonstrated that the receivable is still collectible. Estimated unrecoverable amounts of trade receivables between 60 days and 180 days overdue are provided for based on past default experience.

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

Developmental stripping costs contribute to the future economic benefits of mining operations when the production begins and so are capitalized as tangible assets (construction in progress), whereas production stripping is a part of on-going activities and commences when the production stage of mining operations begins and continues throughout the life of a mine.

Capitalization of developmental stripping costs ends when the commercial production of the minerals commences.

Production stripping costs are incurred to extract the ore in the form of inventories and / or to improve access to an additional component of an ore body or deeper levels of material. Production stripping costs are accounted for as inventories as per IAS 2 “Inventories” to the extent the benefit from production stripping activity is realized in the form of inventories. Production stripping costs are recognized as a non-current asset (“stripping activity assets”) to the extent it is probable that future economic benefit in terms of improved access to ore will flow to the Company, the components of the ore body for which access has been improved can be identified and the costs relating to the stripping activity associated with that component can be measured reliably.

All stripping costs assets (either stripping activity assets or capitalized developmental stripping costs) are presented within a specific “mining assets” class of property, plant and equipment and then depreciated on a units-of-production basis.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Investment in associates, joint arrangements and other entities

Investments in associates, in which ArcelorMittal has the ability to exercise significant influence, and investments in joint ventures, in which ArcelorMittal exercises joint control and has rights to the net assets of the arrangement, are accounted for under the equity method. The investment is carried at the cost at the date of acquisition, adjusted for ArcelorMittal’s equity in undistributed earnings or losses since acquisition, less dividends received and any impairment incurred.

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is recognized as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in income (loss) from associates, joint ventures and other investments in the consolidated statements of operations.

For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

Investments in other entities, over which the Company and/or its Operating Subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for at fair value with any resulting gain or loss recognized in the consolidated statements of other comprehensive income. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

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

The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

Current service cost, which is the increase of the present value of the defined benefit obligation resulting from the employee service in the current period, is recorded as an expense as part of cost of sales and selling, general and administrative expenses in the consolidated statements of operations. The net interest cost, which is the change during the period in the net defined benefit liability or asset that arises from the passage of time, is recognized as part of net financing costs in the consolidated statements of operations. The yield on high-quality corporate bonds is determining the discount rate.

The Company recognizes gains and losses on the curtailment of a defined benefit plan when the curtailment occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, any change in the present value of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

defined benefit obligation, any related actuarial gains and losses and past service cost that had not been previously recognized. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment. Past service cost is recognized immediately in the consolidated statements of operations in the period in which it arises.

Voluntary retirement plans primarily correspond to the practical implementation of social plans or are linked to collective agreements signed with certain categories of employees. Early retirement plans are those plans that primarily correspond to terminating an employee’s contract before the normal retirement date. Liabilities for early retirement plans are recognized when the affected employees have formally been informed and when amounts owed have been determined using an appropriate actuarial calculation. Liabilities relating to the early retirement plans are calculated annually on the basis of the number of employees likely to take early retirement and are discounted using an interest rate which corresponds to that of highly-rated bonds that have maturity dates similar to the terms of the Company’s early retirement obligations. Termination benefits are provided in connection with voluntary separation plans. The Company recognizes a liability and expense when it can no longer withdraw the offer or, if earlier, when it has a detailed formal plan which has been communicated to employees or their representatives.

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

Financial instruments

The Company classifies the bases used to measure certain assets and liabilities at their fair value. Assets and liabilities carried or measured at fair value have been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The levels are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

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

Mandatorily convertible notes

Mandatorily convertible notes issued by the Company are accounted for as compound financial instruments. The net present value of the coupon payments at issuance date is recognized as long-term obligation and carried at amortized cost. The value of the equity component is determined based upon the difference of the cash proceeds received from the issuance of the notes and the net present value of the financial liability component on the date of issuance and is included in equity.

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

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, amortization of costs incurred in connection with the arrangement of borrowings and net gain or loss from foreign exchange on translation of long-term debt, net of unrealized gains, losses on foreign exchange contracts and transactions and accretion of long-term liabilities and defined benefit obligations.

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

Note 21 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Provisions for pensions and other post-employment benefits

ArcelorMittal’s Operating Subsidiaries have different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally post-employment medical care. The expense associated with these pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

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

Actuarial gains or losses resulting from experience and changes in assumptions are charged or credited to other comprehensive income in the period in which they arise.

Note 25 details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

In estimating its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit). For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The cash-generating unit is the smallest identifiable group of assets corresponding to operating units that generate cash inflows. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the consolidated statements of operations.

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2013, the Company determined it has 69 cash-generating units.

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

Goodwill has been allocated at the level of the Company’s eight operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. See note 27 for further discussion of the Company’s operating segments. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined from the higher of their net selling prices (fair value reduced by selling costs) or their value in use calculations, as described above. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

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

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the aforementioned critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

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

Significant acquisitions made and finalized during the years ended December 31, 2011, 2012 and 2013 include:

Baffinland

On January 27, 2011, in the framework of an offer to acquire all outstanding shares by way of a take-over bid, ArcelorMittal acquired a controlling stake of 58.9% in Baffinland Iron Mines Corporation (“Baffinland”), a Canadian junior mining company focused on the exploration and development of the iron ore deposits located on the Mary River property in Nunavut (Canada). The acquisition was completed through Acquireco, a company owned 70% by ArcelorMittal and 30% by Nunavut Iron Ore Acquisition Inc. (“Nunavut Iron Ore”). The stake held in Baffinland increased to 93.66% on February 18, 2011 following an extension of the offer and the acquisition of 100% was completed on March 26, 2011 as a result of the repurchase of the remaining 6.34% non-controlling interests (see note 4). Following these transactions, the Company held a 70% stake in Baffinland. The total consideration paid for the acquisition was 528 (553 net of 25 of cash acquired) of which 362 paid in cash by ArcelorMittal and 166 paid by Nunavut Iron Ore (of which 105 in cash and 61 in shares). The transaction costs relating to this acquisition amounted to 5 and were recorded as selling, general and administrative expenses in the consolidated statements of operations. The Company completed the purchase price allocation in 2011. The acquisition resulted in the consolidation of total assets of 596 and total liabilities of 71. The acquired assets included 447 assigned to iron ore mining reserves and 82 assigned to exploration for and evaluation of mineral resources. The resulting final goodwill amounted to 38. The revenue and the net result consolidated in 2011 amounted to nil and (5), respectively. During 2013, the Company decreased its shareholding in Baffinland (see note 13 and divestments section below).

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

ATIC Services SA

On December 5, 2011, the Company acquired a controlling stake of 33.4% interest in its associate ATIC Services SA (“ATIC”) thereby increasing its 42.4% holding to 75.8% for a total cash consideration of 34 (76 net of cash acquired of 42). ATIC is a leading European provider of logistic services in relation with the coal industry headquartered in France. This acquisition will enable the Company to optimize the logistic chain in relation with the coal supply. The Company completed the purchase price allocation in 2012. The acquisition resulted in the consolidation of total assets of 348 and total liabilities of 143. The acquired assets included property, plant and equipment such as fleet, cranes, handling equipment, land and buildings for 113, investments accounted for under equity method for 136 and trade receivables for 55. The resulting final gain from this bargain purchase amounted to 6 and is due to the global weak macroeconomic environment. The revenue and the net result consolidated in 2011and 2012 amounted to 239 and 10, respectively.

Nikmet

On December 7, 2011, the Company acquired 100% of Stevedoring Company Nikmet Terminals (“Nikmet”) for a total cash consideration of 23 (including 5 of outstanding debt). Nikmet handles steel exports in the port of Nikolaev in southern Ukraine with a throughput capacity of 2 million tons per year. This acquisition will assure sea access, optimize logistics and cost savings for the Company’s operations in Ukraine. The Company completed the purchase price allocation in 2012. The acquisition resulted

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

in the consolidation of total assets of 16 and total liabilities of 3. The acquired assets included a favorable harbor facilities rental agreement for 9 and various harbor equipment for 4. The resulting final goodwill amounted to 10. The revenue and the net result consolidated in 2011and 2012 amounted to 12 and 4, respectively.

DJ Galvanizing

On January 11, 2013, ArcelorMittal acquired control of the joint operation DJ Galvanizing, a hot dip galvanizing line located in Canada, through the acquisition of the 50% interest held by the other joint operator. The total consideration paid was 57. The Company recognized in cost of sales a gain of 47 relating to the fair valuation of the previously held 50% interest. DJ Galvanizing is part of the Flat Carbon Americas reportable segment. The revenue and the net result consolidated in 2011, 2012 and 2013 amounted to 18, 17 and 21 and (1), (2) and (3), respectively.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2011 that were finalized during the year ended December 31, 2011 and 2012, and for significant acquisitions made in 2013:

	2011					2013
	Baffinland	Prosper	Cognor	ATIC	Nikmet	DJ Galvanizing
Current assets	6	140	12	85	3	2
Property, plant & equipment	12	145	53	113	4	112
Mining rights	447	-	-	-	-	-
Intangible assets	82	2	3	1	9	-
Other assets	49	22	-	149	-	-
Total assets acquired	596	309	68	348	16	114
Current liabilities	9	4	-	82	1	-
Long-term debt	-	-	-	16	-	-
Other long-term liabilities	1	74	-	36	-	-
Deferred tax liabilities	61	8	1	9	2	-
Total liabilities assumed	71	86	1	143	3	-
Total net assets	525	223	67	205	13	114
Non-controlling interests	35 [1]	-	-	60	-	-
Total net assets acquired	490	223	67	145	13	114
Previously held equity interests	-	-	-	105	-	10
Cash paid to stockholders, gross	553	205	67	76	18	57
Cash acquired	(25)	-	-	(42)	-	-
Debt outstanding on acquisition	-	-	-	-	5	-
Purchase price, net	528	205	67	34	23	57
Goodwill	38	-	-	-	10	-
Bargain purchase		(18)		(6)		(47)[2]

1                The Company acquired the remaining non-controlling interests on March 26, 2011 (see note 4).

2                The amount is related to the fair valuation of the previously held 50% interest.

Divestments

On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in the North America Free Trade Agreement (“NAFTA”) zone, Skyline Steel, to Nucor Corporation for a total net cash consideration of 674 including final working capital

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

adjustment. Skyline Steel was part of the Distribution Solutions reportable segment. The net assets sold include a portion of the goodwill allocated to the Distribution Solutions segment for 55. The gain on disposal of 331 was recognized in cost of sales.

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

On February 20, 2013, ArcelorMittal decreased its shareholding in Baffinland from 70% to 50% following a joint operation agreement signed with Nunavut Iron Ore. In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights. As a result of the joint operating agreement, ArcelorMittal has derecognized the assets (including a portion of the goodwill allocated to the Mining segment for 91), liabilities and non-controlling interests for 508. The Company recognized an aggregate amount of 531 including 139 for the cash consideration received (50% of total consideration of 278) and 392 for its 50% interest in the fair value of Baffinland’s assets and liabilities. The resulting difference was a gain of 23 recorded in cost of sales. On October 1, 2013, ArcelorMittal and Nunavut Iron Ore structured the joint arrangement as a joint venture. As a result, the Company derecognized its 50% interest in the assets and liabilities of Baffinland and accounted for its investment under the equity method (see note 13).

In the framework of a strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, the Company completed the sale of a 21% controlling stake in ArcelorMittal Annaba to Sider for a nil cash consideration on December 17, 2013. ArcelorMittal Annaba is an integrated steel plant in Algeria producing both flat and long steel products in El Hadjar, Annaba. As a result of the sale, ArcelorMittal’s stake decreased from 70% to 49% and the Company accounted for its remaining interest under the equity method. ArcelorMittal Annaba was included in the Long Carbon reportable segment. The Company derecognized net liabilities of 24 (including 38 of cash disposed of). The gain on disposal of 5 was recognized in cost of sales. The strategic agreement foresees also the sale of a controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. At December 31, 2013, the related assets and liabilities were classified as held for sale (see note 5).

The table below summarizes the divestments made in 2012 and 2013:

	2012		2013
	Skyline Steel	Paul Wurth	ArcelorMittal Annaba
Current assets	365	794	301
Property, plant and equipment	48	58	122
Intangible assets	6	15	-
Other assets	7	59	24
Total assets	426	926	447
Current liabilities	137	545	263
Other long-term liabilities	1	109	208
Non-controlling interests	-	3	-
Total liabilities	138	657	471
Total net assets (liabilities)	288	269	(24)
Non-controlling interests	-	140	(7)
Allocated goodwill	55	42	-
% of net assets sold	100%	100%	21%
Total net assets (liabilities) disposed of	343	171	(5)
Cash consideration received	674	388	-
Reclassification of foreign exchange translation difference	-	25	-
Gain on disposal	331	242	5

	2013
	Baffinland
Current assets	14
Property, plant and equipment	628
Intangible assets	82
Other assets	30
Total assets	754
Current liabilities	15
Other long-term liabilities	114
Total liabilities	129
Total net assets	625
Non-controlling interests	208
Allocated goodwill	91
Total net assets derecognized	508
Cash consideration received	139
Fair value of assets derecognized	392
Gain on disposal	23

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, there were changes in the Company’s non-controlling interests during 2011, 2012 and 2013.

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

Following a joint operation agreement signed with Nunavut Iron Ore on February 20, 2013, ArcelorMittal accounted for its 50% interest in the assets and liabilities of Baffinland.  Accordingly, ArcelorMittal discontinued the recognition of non-controlling interests (see note 3).

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

ArcelorMittal Mines Canada

On December 31, 2012, ArcelorMittal signed an agreement pursuant to which ArcelorMittal Mines Canada Inc. (“AMMC”), a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”) created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

On March 15, 2013 and May 30, 2013, the consortium, which also includes certain financial investors, completed the acquisition of a 15% interest in the joint ventures for total consideration of 1,100 in cash settled in two installments of 810 and 290 for an 11.05% interest and a 3.95% interest, respectively. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests. Upon completion of the sale, the Company recognized non-controlling interests for 374 and an increase of 726 directly in equity.

ArcelorMittal Liberia

On September 10, 2013, non-controlling interests in ArcelorMittal Liberia decreased from 30% to 15% following a capital increase in which the government of Liberia was diluted. As a result of the dilution, the Company recorded a decrease of 4 directly in equity.

	2011
	Baffinland	Ambalaj	Total
Non-controlling interests	35	10	45
Cash paid, net	35	10	45
Debt outstanding on acquisition	4	-	4
Purchase price, net	39	10	49
Adjustment to equity attributable to the equity holders of the parent	(4)	-	(4)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2012
	Alliance Metal	Manchester Tubos	PUW	Total
Non-controlling interests	(7)	31	9	33
Cash paid, net	10	7	10	27
Debt outstanding on acquisition	-	5	-	5
Purchase price, net	10	12	10	32
Adjustment to equity attributable to the equity holders of the parent	(17)	19	(1)	1

	2013
	AMMC	ArcelorMittal Liberia	Total
Non-controlling interests	(374)	(28)	(402)
Purchase price (selling price), net	(1,100)*	(24)	(1,124)
Adjustment to equity attributable to the equity holders of the parent	726	(4)	722
* Selling price was settled in cash

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until ten business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental Group Company Ltd (“China Oriental”).

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

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016.

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE AND FOR DISTRIBUTION

Assets and liabilities held for sale

Following the strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, the Company will sell to Sider in 2014 a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. Accordingly, the Company classified the related assets and liabilities as held for sale at December 31, 2013. ArcelorMittal Tebessa was part of the Long Carbon reportable segment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of 169 (including 21 of external debt), of which 55 for equity and 114 for the net debt outstanding in the subsidiaries being purchased on the closing date. These various entities were part of the Distribution Solutions reportable segment. The Company expects to close the transaction during the second quarter of 2014. At December 31, 2013, the Company wrote the carrying amount down to the net proceeds from the sale by 152 and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of 152 is included in income from associates, joint ventures and other investments for 111 with respect to the 50% interest in Kiswire ArcelorMittal Ltd. and in cost of sales for 41 with respect to subsidiaries included in the transaction. The fair value measurement of the steel cord business was determined using the contract price, a Level 3 unobservable input.

Also, on December 9, 2013, ArcelorMittal signed an agreement with Bekaert Group (“Bekaert”) to extend its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal agreed to sell to Bekaert 73% of its wire business in ArcelorMittal Costa Rica and Cimaf Cabos, a cable business in Osasco (Sao Paulo) Brazil, currently a branch of Belgo Bekaert Arames (“BBA”). BBA is a consolidated entity in which ArcelorMittal holds a 55% controlling interest. These two businesses were part of the Long Carbon reportable segment. The total consideration of 23 will be settled through the acquisition by ArcelorMittal of a non-controlling stake in the Ideal Alambrec Ecuador wire plant owned by Bekaert.

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	ArcelorMittal Tebessa	Bekaert	Steel cord business	Total
ASSETS
Current assets:
Cash and cash equivalents	-	-	9	9
Trade accounts receivable and other	2	8	52	62
Inventories	25	18	26	69
Prepaid expenses and other current assets	1	-	4	5
Total current assets	28	26	91	145
Non-current assets:
Intangible assets	-	-	9	9
Property, plant and equipment	17	14	49	80
Investments in associates and joint ventures	-	-	54	54
Deferred tax assets	3	-	-	3
Other assets	-	-	1	1
Total non-current assets	20	14	113	147
Total assets	48	40	204	292

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	-	-	20	20
Trade accounts payable and other	8	7	28	43
Accrued expenses and other liabilities	2	2	2	6
Income tax liabilities	1	-	-	1
Total current liabilities	11	9	50	70
Non-current liabilities:
Long-term debt, net of current portion	-	-	5	5
Long-term provisions	7	-	1	8
Total non-current liabilities	7	-	6	13
Total liabilities	18	9	56	83

 Assets and liabilities held for distribution

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

The table below provides details of the amounts presented in the consolidated statements of operations with respect to discontinued operations:

Consolidated statements of operations for the year ended December 31,
2011
Sales	471
Cost of sales	415
Gross margin	56
Selling, general and administrative	19
Operating income (loss)	37
Income from investments in associates and joint ventures	-
Financing costs - net	421
Income (loss) before taxes	458
Income tax expense (benefit)	(3)
Net income (loss) (including non-controlling interests)	461

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

The table below provides details of the amounts presented in the consolidated statements of other comprehensive income with respect to discontinued operations:

Statements of other comprehensive income for the year ended December 31,
2011
Net income (including non-controlling interests)	461
Available-for-sale investments:
Gain (loss) arising during the period	(11)
Reclassification adjustments for (gain) loss included in the statements of operations	(28)
(39)
Derivative financial instruments:
Gain (loss) arising during the period	(1)
(1)
Exchange differences arising on translation of foreign operations:
Gain arising during the period	23
Reclassification adjustments for (gain) included in the statements of operations	(391)
(368)
Total Comprehensive income	53

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 6: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31,
	2012	2013
Cash at bank	3,823	4,241
Term deposits	523	597
Money market funds[1]	56	1,234
Total	4,402	6,072

1               Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.

Restricted cash of 138 and 160 included a cash deposit of 75 and 75 in connection with the mandatory convertible bonds (see note 19) and a guarantee deposit of 52 and 53 related to a bank debt of an associate at December 31, 2012 and December 31, 2013, respectively.

NOTE 7: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2012	2013
Gross amount	5,287	5,104
Allowance for doubtful accounts	(202)	(218)
Total	5,085	4,886

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

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2012	2013
Flat Carbon Americas	361	452
Flat Carbon Europe	1,074	1,098
Long Carbon Americas and Europe	1,720	1,645
Distribution Solutions	1,390	1,111
AACIS	258	299
Mining	184	208
Other activities	98	73
Total	5,085	4,886

Exposure to credit risk by geography

The maximum exposure to credit risk for trade accounts receivable by geographical area at December 31 is as follows:

	2012	2013
Europe	3,088	2,881
North America	520	451
South America	811	863
Africa & Asia	567	539
Middle East	99	152
Total	5,085	4,886

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2012			2013
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,162	(34)	4,124	4,000	(40)	3,960
Overdue 0-30 days	651	(6)	645	477	(1)	476
Overdue 31-60 days	110	(2)	108	159	(3)	156
Overdue 61-90 days	57	(3)	54	99	(4)	95
Overdue 91-180 days	83	(7)	76	78	(4)	74
More than 180 days	224	(150)	78	291	(166)	125
Total	5,287	(202)	5,085	5,104	(218)	4,886

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
269	24	(59)	(5)	229

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
229	64	(71)	(20)	202

Balance as of December 31, 2012	Additions	Deductions/ Releases	Others	Balance as of December 31, 2013
202	69	(45)	(8)	218

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions referred to as True Sale of Receivables (“TSR”). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2011, 2012 and 2013 was 35.3 billion, 33.9 billion and 35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized within net financing costs in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013 were 152, 182 and 172, respectively.

NOTE 8: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,427 and 1,495 as of December 31, 2012 and  2013, respectively, are comprised of the following:

	December 31,
	2012	2013
Finished products	6,345	6,523
Production in process	4,096	4,350
Raw materials	6,668	6,590
Manufacturing supplies, spare parts and other	1,894	1,777
Total	19,003	19,240

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The amount of inventory pledged as collateral was 11 and nil as of December 31, 2012 and 2013, respectively.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2010	Additions	Deductions/ Releases	Others	Balance as of December 31, 2011
1,295	1,400	(1,093)	(60)	1,542

Balance as of December 31, 2011	Additions	Deductions/ Releases	Others	Balance as of December 31, 2012
1,542	1,225	(1,352)	12	1,427

Balance as of December 31, 2012	Additions	Deductions/ Releases	Others	Balance as of December 31, 2013
1,427	821	(745)	(8)	1,495

The amount of write-down of inventories to net realizable value recognized as an expense was 1,400, 1,225 and 821 in 2011, 2012 and 2013, respectively, and was reduced by 1,093, 1,352 and 745 in 2011, 2012 and 2013, respectively, due to normal inventory consumption.

NOTE 9: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to public authorities (including value-added tax (“VAT”)), income tax receivable, revaluation of derivative financial instruments, prepaid expenses and other receivables and other, which is made up of advances to employees, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2012	2013
VAT receivables	1,409	1,412
Income tax receivable	384	310
Revaluation of derivative financial instruments	286	64
Prepaid expenses and other receivables	582	539
Collateral related to the put agreement on China Oriental [1]	-	381
Other	493	669
Total	3,154	3,375

1  The collateral related to the put agreement on China Oriental has been classified as other current assets as the arrangement matures on April 30, 2014 (see note 15).

NOTE 10: GOODWILL AND INTANGIBLE ASSETS

The carrying amounts of goodwill and intangible assets are summarized as follows:

	2012	2013
Goodwill on acquisitions	8,164	7,735
Concessions, patents and licenses	647	570
Customer relationships and trade marks	581	411
Other	189	18
Total	9,581	8,734

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The intangible assets are summarized as follow:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2011	1,088	1,615	985	3,688
Acquisitions	49	-	23	72
Disposals	(13)	(2)	-	(15)
Foreign exchange differences	12	53	9	74
Divestments (note 3)	(18)	(12)	-	(30)
Transfers and other movements	28	22	-	50
At December 31, 2012	1,146	1,676	1,017	3,839
Acquisitions	17	-	6	23
Disposals	(90)	(3)	(79)	(172)
Foreign exchange differences	(2)	(10)	19	7
Divestments (note 3)	(5)	-	(82)	(87)
Transfers and other movements	52	4	(14)	42
At December 31, 2013	1,118	1,667	867	3,652

Accumulated amortization and impairment losses
At December 31, 2011	454	840	812	2,106
Disposals	(12)	(2)	-	(14)
Amortization charge	75	193	1	269
Foreign exchange differences	9	43	9	61
Divestments (note 3)	(9)	-	-	(9)
Transfers and other movements	(18)	21	6	9
At December 31, 2012	499	1,095	828	2,422
Disposals	(89)	(3)	(79)	(171)
Amortization charge	72	162	4	238
Impairment charge	83	-	79	162
Foreign exchange differences	-	2	17	19
Divestments (note 3)	(5)	-	-	(5)
Transfers and other movements	(12)	-	-	(12)
At December 31, 2013	548	1,256	849	2,653

Carrying amount
At December 31, 2012	647	581	189	1,417
At December 31, 2013	570	411	18	999

Goodwill

Goodwill acquired in business combinations is as follows for each of the Company’s operating segments:

	December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2012
Flat Carbon Europe	2,876	(2,493)	26	-	409
Flat Carbon Americas	3,332	-	1	-	3,333
Long Carbon Europe	1,153	(1,010)	11	-	154
Long Carbon Americas	1,686	-	(16)	-	1,670
Tubular Products	79	-	-	-	79
AACIS	1,507	-	(12)	(42)	1,453
Distribution Solutions	936	(805)	5	(55)	81
Mining	902		83	-	985
TOTAL	12,471	(4,308)	98	(97)	8,164

	December 31, 2012	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2013
Flat Carbon Europe	409	-	14	-	423
Flat Carbon Americas	3,333	-	(158)	-	3,175
Long Carbon Europe	154	-	7	-	161
Long Carbon Americas	1,670	-	(155)	-	1,515
Tubular Products	79	-	(25)	-	54
AACIS	1,453	-	-	-	1,453
Distribution Solutions	81	(4)	(9)	-	68
Mining	985	-	(8)	(91)	886
TOTAL	8,164	(4)	(334)	(91)	7,735

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Goodwill is tested at the group of cash-generating units (“GCGU”) level for impairment annually, as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amounts of the GCGUs are mainly determined based on their value in use. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period.

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

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2012 (in %)	9.9	10.1	10.2	11.3	12.7	11.3	16.3	10.5
GCGU weighted average pre-tax discount rate used in 2013 (in %)	10.4	10.5	10.7	12.9	16.1	14.1	16.4	10.5

. The results of the Company’s goodwill impairment tests as of October 31, 2013 did not result in an impairment of goodwill as the value in use, exceeded, in each case, the carrying amount of GCGU. The total value in use calculated for all GCGUs decreased slightly in 2013 as compared to 2012

In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, shipments and terminal growth rate). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of Flat Carbon Europe, Long Carbon Europe, Flat Carbon Americas and AACIS.

Flat Carbon Europe covers a wide flat carbon steel product portfolio including hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slabs. It is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (27.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

reaching the sales volume achieved prior to the crisis of 2008/2009 (33.5 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Long Carbon Europe covers a wide range of long carbon steel products including billets, blooms, bars, special quality bars, wire rods, wire products, structural sections, rails and sheet piles. It has operations all over Europe from Spain to Romania. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Long Carbon Europe is exposed to European markets, and while macroeconomic conditions in the Eurozone began to stabilize in 2013, growth remains weak and current expectations are for a continued slow recovery in the Eurozone in the near to mid-term. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the costs of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. The Long Carbon Europe value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (11.2 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter without reaching the sales volumes achieved prior to the crisis of 2008/2009 (15.0 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while margins are expected to recover partially over the five year period due to an expected downward trend of raw material prices and expected reduction in production costs associated with variable and fixed costs reduction plans identified by the Company and optimized operational footprint through implemented closures and maximization of steel production.

Flat Carbon Americas covers a wide range of flat carbon steel products including hot-rolled coil, cold-rolled coil, coated products, plate and slabs. It is the largest flat steel producer in North America and with operations in the United States, Brazil, Canada and Mexico. The Company believes that sales volumes, prices and discount rates are the key assumptions most sensitive to change. Flat Carbon America is substantially exposed to global and regional markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries, the cost of raw materials and macroeconomic trends, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The Flat Carbon Americas value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (22.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, without reaching the sales volume achieved prior to the crisis of 2008/2009 (25.8 million tonnes for the year ended December 31, 2008). Average selling prices in the model are expected to decrease slightly while the margins are expected to recover partially over the five year period due to an expected downward trend regarding raw material prices and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company and optimized operational footprint and maximization of steel production.

AACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. AACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks. The AACIS value in use model anticipates a limited recovery of sales volumes in 2014 compared to 2013 (12.3 million tonnes for the year ended December 31, 2013) with continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease slightly due to an expected downward trend regarding raw material prices while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

The following changes in key assumptions in projected earnings in every year of initial five-year period, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	AACIS
Excess of recoverable amount over carrying amount	4,345	1,956	1,310	1,744
Increase in pre-tax discount rate (change in basis points)	161	102	215	179
Decrease in average selling price (change in %)	5.89	3.18	4.41	7.88
Decrease in shipments (change in %)	4.93	2.42	5.34	6.26
Decrease in terminal growth rate used in for the years beyond the five year plan (change in basis points)	222	134	367	255

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

Other intangible assets

At December 31, 2012 and 2013, the Company had 9,581 and 8,734 of intangible assets, of which 8,164 and 7,735 represented goodwill, respectively. Other intangible assets were comprised primarily of exploration for and evaluation of mineral resources amounting to 156 and nil as of December 31, 2012 and 2013, respectively. Cash outflows from investing activities related to exploration and evaluation of mineral resources were 13, 19 and 2 for the year ended December 31, 2011, 2012 and 2013, respectively.

In 2013, ArcelorMittal also recognized impairment charges of 101 and 61 for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company derecognized the assets at December 31, 2013.

The Company recognized gains on sales of CO2 emission rights amounting to 93, 220 and 32 during the years ended December 31, 2011, 2012 and 2013, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 306, 285 and 270 in the years ended December 31, 2011, 2012, and 2013, respectively.

NOTE 11: BIOLOGICAL ASSETS

The Company’s biological assets comprise growing forests (i.e. eucalyptus trees) located in the Brazilian states of Minas Gerais and Bahia, which supply charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke.

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31
	2012	2013
At the beginning of the year	193	174
Additions	8	12
Disposals/Write-off	(2)	(8)
Harvests	(10)	(9)
Change in fair value*	-	(17)
Effects of foreign currency translation	(15)	(20)
At the end of the year	174	132
* Recognized in cost of sales in the consolidated statements of operations.

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years. Due to the level of unobservable inputs used in the valuation model, the Company classified such inputs as Level 3.

The actual planted area was 65,892 hectares (“ha”) and 57,639 ha at the end of 2012 and 2013 respectively and none of the Company’s biological assets are pledged as collateral as of December 31, 2013.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

programs. This projected volume is based on the average annual growth, which at the end of 2012 and 2013 was equivalent to 27.46 m3/ha/year and 27.01 m3/ha/year, respectively.

The average net sales price of 39.10 Brazilian real (“BRL”) per m3 (BRL 39.10/m3 as of December 31, 2012) was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for chemical control of growing, pest control, composting, road maintenance, land rental, inputs and labor services. Tax effects are based on current applicable rates (34% in 2012 and 2013) and the contribution of other assets, such as property, plant and equipment and land was considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used (11.44% in both 2012 and 2013) is post-tax.

The following table illustrates the sensitivity to a 10% variation in each of the significant unobservable inputs used to measure the fair value of the biological assets on December 31, 2013:

	Impacts in fair value resulting from
Significant unobservable inputs	10% increase	10% decrease
Average annual growth	12	(12)
Average net sales price	12	(12)
Discount rate	(3)	3

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2011	15,030	56,834	5,086	4,179	81,129
Additions	92	541	3,644	112	4,389
Foreign exchange differences	346	861	22	(11)	1,218
Disposals	(91)	(853)	(12)	(7)	(963)
Divestments	(93)	(102)	(3)	-	(198)
Other movements *	256	3,136	(3,160)	161	393
At December 31, 2012	15,540	60,417	5,577	4,434	85,968
Additions	29	649	2,840	23	3,541
Foreign exchange differences	236	(443)	(139)	(46)	(392)
Disposals	(142)	(1,212)	(138)	(23)	(1,515)
Divestments (see note 3)	(45)	(380)	(26)	(624)	(1,075)
Transfers to assets held for sale (see note 5)	(52)	(252)	(1)	-	(305)
Other movements *	778	2,786	(3,950)	395	9
At December 31, 2013	16,344	61,565	4,163	4,159	86,231

Accumulated depreciation and impairment
At December 31, 2011	3,675	22,149	128	988	26,940
Depreciation charge for the year	475	3,771	-	184	4,430
Impairment	144	555	28	-	727
Disposals	(44)	(770)	(7)	(7)	(828)
Foreign exchange differences	174	617	3	8	802
Divestments	(27)	(65)	-	-	(92)
Other movements	(20)	198	(4)	-	174
At December 31, 2012	4,377	26,455	148	1,173	32,153
Depreciation charge for the year	512	3,730	-	206	4,448
Impairment	43	220	15	-	278
Disposals	(98)	(1,159)	(6)	(21)	(1,284)
Foreign exchange differences	148	30	5	(9)	174
Divestments (see note 3)	(20)	(305)	-	-	(325)
Transfers to assets held for sale (see note 5)	(15)	(210)	-	-	(225)
Other movements	8	(276)	13	35	(220)
At December 31, 2013	4,955	28,485	175	1,384	34,999

Carrying amount
At December 31, 2012	11,163	33,962	5,429	3,261	53,815
At December 31, 2013	11,389	33,080	3,988	2,775	51,232

___________________________

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

* Other movements predominantly represent transfers from construction in progress to other categories. In addition for 2013, they include an amount of 262 corresponding to the decrease in property, plant and equipment as result of Baffinland being accounted for under the equity method as of October 1, 2013.

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

Cash-Generating Unit	Operating Segment	Impairment Recorded	2011 Pre-Tax Discount Rate	2012 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
Business division South	Long Carbon Europe	124	10.8%	10.9%	894
Business division North Africa	Long Carbon Europe	98	14.8%	10.6%	464

Impairment of property, plant and equipment in 2013

In connection with management’s annual test for impairment of goodwill as of October 31, 2013, property, plant and equipment was also tested for impairment at that date. As of December 31, 2013, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment charge of property, plant and equipment of 278 recognized in 2013 related to discontinued projects, intended sales, long term idling or closure of facilities. This charge included 181 related to the finance leasing of Thabazimbi mine in ArcelorMittal South Africa (AACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. The Company recorded an impairment loss of 55 in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Flat Carbon Europe) and reversed an impairment loss of 52 at the Liège site of ArcelorMittal Belgium (Flat Carbon Europe) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of 24 relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Flat Carbon Europe). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Distribution Solutions) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of 41 with respect to the subsidiaries included in this transaction (see note 5).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2013 was 1,036 (including 804 at Flat Carbon Americas and 224 at Flat Carbon Europe). The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 127 at December 31, 2013. Such assets are carried at their recoverable amount.

The carrying amount of capitalized leases was 892 and 871 as of December 31, 2012 and 2013, respectively. The 871 includes 789 related to machinery and equipment, 81 to buildings and 1 to land.

The total future minimum lease payments related to financial leases are as follows:

2014	150
2015 – 2018	562
2019 and beyond	591
Total	1,303

The present value of the future minimum lease payments was 552 and 755 for the year ended December 31, 2012 and 2013, respectively. The 2013 calculation is based on an average discounting rate of 11.9% considering maturities from 1 to 16 years including the renewal option when intended to be exercised.

The Company has pledged 179 and 326 of property, plant and equipment, inventories and other security interests and collaterals as of December 31, 2012 and 2013, respectively, to secure banking facilities granted to the Company.

NOTE 13: INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

Subsidiaries

The table below provides a list of the Company’s main subsidiaries at December 31, 2013. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

	Name of Subsidiary	Country	% of Ownership
	Flat Carbon Americas
	ArcelorMittal Dofasco Inc.	Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Mexico	100.00%
	ArcelorMittal USA LLC	USA	100.00%
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	Flat Carbon Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
	ArcelorMittal Belgium N.V.	Belgium	100.00%
	ArcelorMittal España S.A.	Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Romania	99.70%
	ArcelorMittal Poland S.A.	Poland	100.00%
	Industeel Belgium S.A.	Belgium	100.00%
	Industeel France S.A.	France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
	ArcelorMittal Bremen GmbH	Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	France	100.00%
	Long Carbon Americas and Europe
	Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
	ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	ArcelorMittal Hamburg GmbH	Germany	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Mexico	100.00%
	ArcelorMittal Montreal Inc.	Canada	100.00%
	ArcelorMittal Gipuzkoa S.L.	Spain	100.00%
	ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
	ArcelorMittal Point Lisas Ltd.	Trinidad and Tobago	100.00%
	Société Nationale de Sidérurgie S.A. ("Sonasid")	Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Poland	100.00%
	AACIS
	ArcelorMittal South Africa Ltd. ("AM South Africa")	South Africa	52.02%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih ("AM Kryviy Rih")	Ukraine	95.13%
	Mining
	ArcelorMittal Mines Canada Inc. ("AMMC")	Canada	100.00%[2]
	ArcelorMittal Liberia Ltd	Liberia	85.00%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih ("AM Kryviy Rih")	Ukraine	95.13%
	Distribution Solutions
	ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
1	Société Nationale de Sidérurgie S.A. is controlled by Nouvelles Sidérurgies Industrielles, an investment controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in joint venture partnerships (see below).

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

Non-wholly owned subsidiaries that have material non-controlling interests

The tables below provide a list of the main subsidiaries which include non-controlling interests at December 31, 2012 and 2013 and for the year ended December 31, 2012 and 2013.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non-controlling voting rights at December 31, 2012	% of non-controlling interests and non-controlling voting rights at December 31, 2013	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2012	Non-controlling interests at December 31, 2012	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2013	Non-controlling interests at December 31, 2013
ArcelorMittal South Africa	South Africa	47.98%	47.98%	(27)	1,260	(100)	953
Sonasid[1]	Morocco	67.57%	67.57%	(37)	138	12	157
ArcelorMittal Kryviy Rih	Ukraine	4.87%	4.87%	(17)	270	(10)	258
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	25	204	40	195
Baffinland [2]	Canada	30.00%	-	(2)	209	-	-
Hera Ermac[3]	Luxembourg	-	-	-	947	-	947
AMMC[4]	Canada	-	15.00%	-	-	87	475
Other				(59)	422	(59)	395
Total				(117)	3,450	(30)	3,380

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1 Sonasid

ArcelorMittal holds a controlling stake of 50% in Nouvelles Sidérurgies Industrielles. ArcelorMittal controls Nouvelles Sidérurgies Industrielles on the basis of a shareholders’ agreement which includes deadlock arrangements in favor of the Company. Nouvelles Sidérurgies Industrielles holds a 64.86% stake in Sonasid. The total non-controlling interests in Sonasid of 67.57% are the result of ArcelorMittal’s indirect ownership percentage in Sonasid of 32.43% through its controlling stake in Nouvelles Sidérurgies Industrielles.

2 Baffinland

At December 31, 2012, the non-controlling interests were held in 1843208 Ontario Inc., an entity in which ArcelorMittal held a controlling stake of 70%. On February 20, 2013, ArcelorMittal and Nunavut Iron Ore equalized their shareholding at 50/50. On October 1, 2013, Baffinland was reorganized as a joint venture accounted for under the equity method (see note 3).

3 Hera Ermac

The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 31, 2014 (see note 4).

4 AMMC

On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets (see note 4).

The table below provides summarized financial information for the main subsidiaries subject to non-controlling interests at December 31, 2012 and 2013 and for the years ended December 31, 2012 and 2013.

Summarized statements of financial position
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Current assets	1,342	196	1,103	270	17	188
Non-current assets	2,292	195	5,462	377	738	1,493
Total assets	3,634	391	6,565	647	755	1,681
Current liabilities	523	117	509	147	11	82
Non-current liabilities	487	71	609	55	110	62
Net assets	2,624	203	5,447	445	634	1,537

Summarized statements of operations
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Revenue	3,958	552	3,614	1,033	-	-
Net income	(57)	(55)	(361)	56	(41)	(25)
Total comprehensive income	(55)	(55)	(361)	64	(41)	(25)

Summarized statements of cash flows
	December 31, 2012
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Baffinland	Hera Ermac

Net cash provided by operating activities	235	43	231	40	(2)	18
Net cash used in investing activities	(157)	(14)	(247)	(20)	(71)	(973)
Net cash used in financing activities	(32)	(6)	-	(19)	47	(181)
Impact of currency movements on cash	4	-	-	-	-	-
Cash and cash equivalents:
At the beginning of the year	54	4	33	2	36	1,136
At the end of the year	104	27	17	3	10	-

Dividend paid to non-controlling interests	-	-	-	(2)	-	-

Summarized statements of financial position
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Current assets	1,353	221	1,127	293	1,558	2,900
Non-current assets	1,784	185	5,242	316	-	5,418
Total assets	3,137	406	6,369	609	1,558	8,318
Current liabilities	760	130	557	135	15	481
Non-current liabilities	393	47	619	50	37	4,451
Net assets	1,984	229	5,193	424	1,506	3,386

Summarized statements of operations
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Revenue	3,367	543	3,467	1,073	-	2,238
Net income	(208)	17	(192)	88	(31)	(417)
Total comprehensive income	(137)	19	(253)	99	(31)	(92)

Summarized statements of cash flows
	December 31, 2013
	AM South Africa	Sonasid	AM Kryviy Rih	BBA	Hera Ermac	AMMC

Net cash provided by operating activities	87	33	239	77	(52)	(2,179)
Net cash used in investing activities	(147)	(10)	(177)	(21)	52	(648)
Net cash used in financing activities	78	(49)	-	(40)	-	3,011
Impact of currency movements on cash	2	1	(1)	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	104	27	17	3	-	1
At the end of the year	124	2	78	17	-	185

Dividend paid to non-controlling interests	-	-	-	(8)	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Investments accounted for under the equity method

The Company had the following investments accounted for under the equity method, at December 31, 2012 and 2013:

	Category	Carrying value December 31, 2012	Carrying value December 31, 2013
	Joint Ventures	1,185	1,753
	Associates	4,558	4,161
	Individually immaterial joint ventures and associates[1]	1,438	1,281
	Total	7,181	7,195
1

Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2013 and none of them has a carrying amount exceeding 150 at December 31, 2013.

Joint ventures

The following tables summarize the financial information and reconcile it to the carrying amount of each of the Company’s material joint ventures at December 31, 2012 and 2013:

	December 31, 2012
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Gallatin Steel Company	Kiswire ArcelorMittal Ltd	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Valin ArcelorMittal Automotive Steel	Total
Place of incorporation and operation *	Brazil	United States	Korea	Netherlands	South Africa	China
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steelcord production	Steel trading and distribution	Mining	Manufacture and distribution of metal products for automotive industry
Ownership and voting rights % at December 31, 2012 **	50.00%	50.00%	50.00%	50.00%	50.00%	33.00%
Current assets	138	199	129	712	31	89	1,298
of which Cash and cash equivalents	51	36	11	203	2	46	349
Non-current assets	61	256	236	227	432	26	1,238
Current liabilities	34	100	26	365	186	1	712
of which trade and other payables and provisions	19	99	26	203	23	1	371
Non-current liabilities	6	2	7	16	91	-	122
Net assets	159	353	332	558	186	114	1,702
Company's share of net assets	80	177	166	279	93	38	833
Goodwill	66	-	-	-	286		352
Carrying amount in the statements of financial position	146	177	166	279	379	38	1,185
Revenue	409	1,007	241	3	-	-	1,660
Depreciation and amortization	7	25	13	2	-	-	47
Interest income	6	1	3	11	-	-	21
Interest expense	(1)	-	-	(7)	-	-	(8)
Income tax expense	(5)	-	1	(4)	(1)	-	(9)
Net income	19	17	3	57	(2)	-	94
Other comprehensive income	-	-	(6)	10	-	-	4
Total comprehensive income	19	17	(3)	67	(2)	-	98
Cash dividends received by the Company	16	-	1	10	-	-	27

* The country of incorporation corresponds to the country of operation except for Macsteel International Holdings B.V., whose country of operation is South Africa.
** The ownership stake is equal to the voting rights percentage.
	December 31, 2013
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Gallatin Steel Company	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Baffinland Iron Mines Corporation	Valin ArcelorMittal Automotive Steel	Total
Place of incorporation and operation *	Brazil	United States	Netherlands	South Africa	Canada	China
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steel trading and distribution	Mining	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry
Ownership and voting rights % at December 31, 2013 **	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%
Current assets	127	206	795	28	82	340	1,578
of which Cash and cash equivalents	63	7	166	-	-	260	496
Non-current assets	48	253	270	534	1,384	362	2,851
Current liabilities	33	70	458	413	112	99	1,185
of which trade and other payables and provisions	21	67	220	26	-	99	433
Non-current liabilities	3	2	15	4	102	174	300
Net assets	139	387	592	145	1,252	429	2,944
Company's share of net assets	70	193	296	72	626	210	1,467
Goodwill	57	-	-	232	-	-	289
Adjustments for differences in accounting policies and other	-	-	(3)	-	-	-	(3)
Carrying amount in the statements of financial position	127	193	293	304	626	210	1,753
Revenue	398	999	2,580	-	-	-	3,977
Depreciation and amortization	6	20	1	-	-	-	27
Interest income	6	-	7	-	-	-	13
Interest expense	(1)	(1)	(4)	-	-	-	(6)
Income tax expense	(6)	-	(5)	(2)	-	-	(13)
Net income	19	35	35	(8)	(8)	-	73
Other comprehensive income	-	-	-	-	(29)	-	(29)
Total comprehensive income	19	35	35	(8)	(37)	-	44
Cash dividends received by the Company	8	1	-	-	-	-	9

* The country of incorporation corresponds to the country of operation except for Macsteel International Holdings B.V., whose country of operation is South Africa.
** The ownership stake is equal to the voting rights percentage.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. is engaged in the manufacture, including auto parts, and sale of flat rolled steel, to serve, among others, the automotive and metal and mechanics industries in general. The entity processes and distributes steel primarily in Brazil, and is the result of the acquisition in 2008 of  Gonvarri Brasil Produtos Siderúrgicos S.A by AM Spain Holding and Gonvarri Steel Industries.

Gallatin Steel Company

Gallatin Steel is a joint venture between ArcelorMittal and Gerdau Ameristeel. Their manufacturing facility, located in Kentucky, USA, produces hot band coils.

 Macsteel International Holdings B.V.

Macsteel International Holdings B.V. is  a joint venture between Macsteel Holdings (Pty) Limited and ArcelorMittal South Africa which provides the Company with an international network of traders and trading channels including the shipping and distribution of steel.

Kalagadi Manganese

Kalagadi Manganese (Propriety) Ltd (“Kalagadi Manganese”) is a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in Kalahari Basin.

In addition to the carrying amount of the investment of 304 at December 31, 2013, the Company has receivables of 66 related to project funding. On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (374), on closing, which is subject to the arrangement of financing by the buyer. ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale. Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

Subsequent to the issuance of the 2012 financial statements, the Company determined that its investment in Kalagadi Manganese (Propriety) Ltd was a joint venture rather than an associate. Accordingly the investment and the related summarized financial information is presented as a joint venture for 2012 and 2013.

Valin ArcelorMittal Automotive Steel (“VAMA”)

  VAMA is a joint venture between ArcelorMittal and Hunan Valin which will produce steel for high-end applications in the automobile industry and will supply international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks.

Kiswire ArcelorMittal Ltd.

Kiswire ArcelorMittal Ltd. was incorporated on March 4, 1978 with a joint venture agreement between Trefil ARBED Participacions S.A. and Kiswire Ltd. to engage in manufacturing and selling steel cord and hose reinforcing wire. The entity owns manufacturing facilities in Yangsan and Changwon, Korea. On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in Kiswire ArcelorMittal Ltd. and certain other entities of its steel cord business in the US, Europe and Asia (see note 5).

Associates

The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2012 and 2013:

	December 31, 2012
Associates	China Oriental	DHS GROUP [d]		Hunan Valin Steel Tube and Wire Co., Ltd.	Gestamp	Gonvarri Steel Industries	Stalprodukt SA	Total
Place of incorporation and operation *	Bermuda	Germany		China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing		Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2012 **	47.01%	33.43%		29.97%	35.00%	35.00%	33.77%
Current assets	2,225	2,536		2,911	2,387	1,806	229	12,094
Non-current assets	1,748	3,152		7,624	3,802	1,092	444	17,862
Current liabilities	1,691	446		7,504	2,174	789	115	12,719
Non-current liabilities	749	1,283		1,155	1,970	577	46	5,780
Non controlling interests	82	182		272	395	27	-	958
Net assets attributable to equity holders of the parent	1,451	3,777		1,604	1,650	1,505	512	10,499
Company's share of net assets	682	1,263		481	578	527	173	3,704
Goodwill	811	-		76	-	-	-	887
Adjustments for differences in accounting policies and other	10	91	a	4	24	(91)[b]	8	46
Other adjustments	-	(79)		-	-	-	-	(79)
Carrying amount in the statements of financial position	1,503	1,275		561	602	436	181	4,558
Revenue	5,725	3,209		9,392	7,397	3,302	555	29,580
Profit or loss from continuing operations	52	176		(532)	337	100	24	157
Net income	23	146		(549)	239	87	18	(36)
Other comprehensive income	(2)	-		(3)	(44)	(34)	-	(83)
Total comprehensive income	21	146		(552)	195	53	18	(119)
Cash dividends received by the Company	-	23		-	22	14	-	59

	December 31, 2013
Associates	China Oriental	DHS GROUP		Hunan Valin Steel Tube and Wire Co., Ltd.	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date ***	Jun 30, 2013	Sep 30, 2013		Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013
Place of incorporation and operation *	Bermuda	Germany		China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing		Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2013 **	47.01%	33.43%		20.03%	35.00%	35.00%	33.77%
Current assets	2,263	2,181		3,473	2,942	1,739	349	12,947
Non-current assets	1,741	3,422		7,849	4,172	1,082	633	18,899
Current liabilities	1,670	670		8,094	2,103	707	174	13,418
Non-current liabilities	766	1,103		1,367	2,799	652	127	6,814
Non controlling interests	81	178		275	503	26	42	1,105
Net assets attributable to equity holders of the parent	1,487	3,652		1,586	1,709	1,436	639	10,509
Company's share of net assets	699	1,221		318	598	503	216	3,555
Goodwill	624	-		52	-	-	-	676
Adjustments for differences in accounting policies and other	-	86	a	-	-	(108)[b]	(27)	(49)
Other adjustments ***	13	(91)		12	-	45	-	(21)
Carrying amount in the statements of financial position	1,336	1,216		382	598	440	189	4,161
Revenue	2,639	1,941		7,070	5,631	2,495	666	20,442
Profit or loss from continuing operations	24	(169)		(39)	138	38	19	11
Net income	8	(173)		(45)	102	37	14	(57)
Other comprehensive income	1	-		(2)	(71)	(30)	-	(102)
Total comprehensive income	9	(173)		(47)	31	7	14	(159)
Cash dividends received by the Company	-	15		-	23	39	1	78

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

____________

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

** The ownership stake is equal to the voting rights percentage.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2013 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

a The amount for DHS GROUP corresponds to an adjustment for interests held by the Company in subsidiaries of DHS GROUP.

b Adjustments in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.

c Date of the latest available financial statements is September 30, 2013.

d Subsequent to the issuance of the 2012 financial statements, the Company revised its disclosure relating to the summarized financial information.

China Oriental

China Oriental is a Chinese integrated iron and steel conglomerate listed on the Hong Kong stock exchange. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644 (HK$ 5.02 billion), or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. Given the 45.4% shareholding held by the founding shareholders, this left a theoretical free float of 7.6% against a minimum Hong Kong Stock Exchange (“HKSE”) listing requirement of 25%. The measures to restore the minimum free float have been achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements were extended until April 30, 2014. The Company has not derecognized the 17.4% stake as it retained the significant risk and rewards of the investment.

As of December 31, 2013, the investment had a value of 222 (311 in 2012) based on the quoted stock price of China Oriental at the Hong Stock Exchange. However, the Company believes that the quoted share price is not a reliable representation of market value as the shares are thinly traded. The Company could not conclude that the security is dealt with on an active market where transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

The Company has tested the investment for impairment and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 10.6% and 11.9% for 2012 and 2013, respectively) of the projected future cash flows expected to be generated by operations. The value in use is based on cash flows for a period of five years, which are extrapolated for the remaining years based on an estimated constant growth rate not exceeding the average long-term growth rate for the relevant markets. Based on the analysis of value in use, the Company recognized an impairment charge of 200 in income from associates, joint ventures and other investments as a result of current expectations regarding future performance.

DHS GROUP

DHS GROUP, incorporated and located in Germany, is a leading heavy plate producer in Europe. Dillinger Hütte produces heavy steel plate, cast slag pots and semi-finished products, such as pressings, and  pressure vessel heads and shell sections. The Dillinger Hütte group also includes a further rolling mill operated by GTS Industries in Dunkirk (France). The group’s parent company is DHS Holding, which owns 95.28% of the shares in the operating company, AG der Dillinger Hütte. Another 4.72% are held in free float.

Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”)

Hunan Valin is a leading steel producer in China engaged in the production and sale of billet, seamless tube, wire rod, reinforced bar, hot rolled coil, cold rolled coil, galvanized coil, sections and HR plates. The products sold to domestic and overseas markets cover a wide range of market segments.

As of December 31, 2012 and 2013, the investment had a market value of 332 and 194, respectively. On June 6, 2012, ArcelorMittal and Valin Group finalized a share swap arrangement based upon a put option mechanism, which enabled ArcelorMittal to exercise over the following two years put options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Group. The exercise period of the put options is equally spaced with gaps of six months and linked to the key development milestones of VAMA. Following the exercise of the put options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement. ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the put options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates.  On February 6, 2013 and August 6, 2013, the Company exercised the first and second put options on Hunan Valin. Its interest in the associate decreased accordingly from 29.97% to 20.03%. The aggregate resulting gain on disposal was recorded as income from investments in associates, joint ventures and other investments and amounted to 45 including the proportional reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 33. The total consideration was 194, of which 169 was reinvested into a capital increase and into the acquisition of an additional 16% interest in VAMA, in which the Company increased accordingly its stake from 33% to 49%. As a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20.03% to 15.05%.

The Company has tested the investment for impairment and determined that the value in use was higher than the carrying amount.

Gestamp

Gestamp is a Spanish multi-national engineering company, which is a main leader in the European automotive industry. The activities of Gestamp and its subsidiaries are focused on the design, development, and manufacturing of metal components for the automotive industry via stamping, tooling, assembly, welding, tailor welded blanks, and die cutting. The entity also includes other companies dedicated to services such as research and development of new technologies.

Gonvarri Steel Industries

Gonvarri Steel Industries is a division of Corporación Gestamp dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.

Stalprodukt SA

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2012 and 2013, the investment had a market value of 135 and 138, respectively.

Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which is regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2012		December 31, 2013
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	828	610	673	608
Share of:
Profit or loss from continuing operations	2	49	(22)	20
Other comprehensive income	1	1	(19)	(13)
Total comprehensive income	3	50	(41)	7

On April 12, 2013, the Company reduced its stake in Coils Lamiere Nastri (“CLN”) S.p.a. from 35.00% to 24.55% through the exercise of put options. The cash consideration received was 57 and the gain on disposal recognized in income from investments in associates and joint ventures was 8, including a loss of 4 corresponding to the proportional reclassification of the accumulated negative foreign exchange translation reserve from other comprehensive income to the statements of operations.

The Company assessed the recoverability of its investments accounted for using the equity method whenever there was an indication of impairment. In determining the value in use of its investments, the Company estimated its share in the present

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on the analysis of value in use, the Company concluded that no impairment was required, except for China Oriental (see above) and Coal of Africa. As a result of lower profitability and decline in market value, the Company recognized an impairment charge of 111 in income from associates, joint ventures and other investments with respect to its 12.03% interest in the associate Coal of Africa, an emerging developer and producer of thermal and coking coal based in South Africa. The Company applied a Level 1 fair value measurement and adjusted the carrying amount to the market value of 11 at December 31, 2013.

The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 24 for disclosure of commitments related to associates and joint ventures.

Enovos International SA

On April 4, 2012, ArcelorMittal entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a total consideration of €330 million. Accordingly, the Company wrote the carrying amount of its investment down to the net proceeds from the sale for an amount of 185 in income from associates, joint ventures and other investments. It completed the disposal on July 17, 2012 with a consideration of €165 million paid on the same day and the remaining portion deferred for up to two years. In addition, the accumulated foreign exchange translation difference of 5 was reclassified from other comprehensive income to the statements of operations.

Investments in joint operations

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2013:

Peña Colorada

Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.

Hibbing Taconite Mines

          The Hibbing Taconite Mines in which the Company holds a 62.3% interest are iron ore mines located in the USA and operations consist of open pit mining, crushing, concentrating and pelletizing.

I/N Tek

           I/N Tek in which the Company holds a 60% interest operates a cold-rolling mill in the USA.

Double G Coatings

           ArcelorMittal holds a 50% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the USA.

DJ Galvanizing

           DJ Galvanizing is a hot dip galvanizing line located in Canada in which the Company owned a 50% interest and acquired the remaining 50% on January 11, 2013 (see note 3).

                Hibbing Taconite Mines and Peña Colorada are part of the Mining segment; other joint operations are part of Flat Carbon Americas.

Unconsolidated structured entities

In 2013, ArcelorMittal entered into operating lease arrangements for five vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the five vessels and to lease them to the Company. These entities are wholly-owned by a financial institution. They are funded through equity instruments by the latter.

The aforesaid operating leases have been agreed for a 12 year period, during which the Company is obliged to pay to the structured entities minimum fees equivalent to approximately 4 per year and per vessel. In addition, ArcelorMittal holds call options to buy each of the five vessels from the structured entities at pre-determined dates and prices as presented in the table

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

below. The structured entities hold put options enabling them to sell each of the vessels at the end of the lease terms at 6 each to the Company.

	Call options' strike prices
Exercise dates	at the 60th month	at the 72nd month	at the 84th month	at the 96th month	at the 108th month	at the 120th month	at the 132nd month	at the 144th month
Amounts per vessel*	28	26	25	23	21	19	17	14
* If actual fair values of each vessel are higher than strike prices at each of the exercise dates, ArcelorMittal is then obliged to share (50%/50%) the gain with the structured entities.

In addition, pursuant to these arrangements, at December 31, 2013, the Company has a receivable of 37 (classified as “Prepaid expenses and other current assets” and “Other assets” ), which does not bear interest, is forgiven upon default and will be repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

Income (loss) from associates, joint ventures and other investments

Loss from associates, joint ventures and other investments amounted to 442 for the year ended December 31, 2013 and included impairment charges for a total amount of 422, of which 200 (see above) related to the Company’s 47% stake in the associate China Oriental as a result of current expectations regarding future performance. In addition, the Company recorded an impairment charge of 111 relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (see note 5).  Loss for the year ended December 31, 2013 also included an impairment charge of 111 (see above) relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of 57 following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors (see note 14). In addition, loss for the year ended December 31, 2013 included a 56 expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of 45 with respect to the sale of a 10% interest in Hunan Valin following the exercise of the first and second put options (see above).

Income from associates, joint ventures and other investments amounted to 185 for the year ended December 31, 2012.  It included a net gain of 101 on the disposal of a 6.25% stake in Erdemir and an impairment loss of 185 reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale.

Income for the year ended December 31, 2011 amounted to 614 and included an impairment loss of 107, reflecting the reduction of the carrying amount of the investment in Macarthur Coal to the net proceeds from the sale, as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.

Income (loss) from associates, joint ventures and other investments included dividend income from other investments amounting to 23, 40 and 55 for the years ended December 31, 2011, 2012 and 2013, respectively.

NOTE 14: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2012	2013
Available-for-sale securities (at fair value)	806	522
Investments accounted for at cost	214	216
Total	1,020	738

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Erdemir, the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264 and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of 134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first, second and third series, maturing on July 2, 2012, October 1, 2012 and December 14, 2012, respectively, expired unexercised. As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in loss from associates, joint ventures and other investments. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842. It also included a reclassification from accumulated other comprehensive income to the statements of operation of the negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

On October 10, 2013, following the completion of the sale of 233,169,183 shares in Erdemir by way of a single accelerated bookbuilt offering to institutional investors, the Company’s interest in Erdemir decreased from 18.74% to 12.08%. The sale proceeds amounted to 267. The loss on disposal amounting to 57 was recorded as income from associates, joint ventures and other investments. The loss corresponds to the proportional reclassification from other comprehensive income to the consolidated statements of operations of unrealized losses on available-for-sale securities.

As of December 31, 2012 and 2013, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 795 and 508, respectively. Unrealized losses recognized in reserves amounted to 109 and 88 for the year ended December 31, 2012 and 2013, respectively. The Company reviewed the investment in Erdemir for impairment and concluded the investment was not impaired. The Company considers a decline in fair value as objective evidence of impairment if the decline exceeds 40% of cost or continues for more than two years.

NOTE 15: OTHER ASSETS

Other assets consisted of the following:

		December 31,
		2012	2013
	Long-term VAT receivables	475	388
	Cash guarantees and deposits	244	263
	Financial amounts receivable	136	252
	Accrued Interest	158	116
	Assets in pension funds[1]	14	55
	Income tax receivable	109	13
	Revaluation of derivative financial instruments	17	7
	Collateral related to the put agreement on China Oriental [2]	381	-
	Call options on ArcelorMittal shares and mandatory convertible bonds [3]	37	-
	Receivable from divestments[4]	218	-
	Other	435	220
	Total	2,224	1,314

1	The pension funds are mainly related to units in Canada and Trinidad & Tobago.
2

On April 30, 2008, in order to restore the public float of China Oriental on the HKSE, the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also includes put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. On March 25, 2011, the agreement has been extended to April 30, 2014. At December 31, 2013, the collateral has been classified as other current asset (see note 9).

3

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 ($27.21) per share. The Company also holds a call option on the mandatory convertible bonds (see note 17). The options are marked to market based on the binomial model.

4	The amount corresponds to the second installment with respect to the sale of Enovos and was received in 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 16: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

			Year ended December 31,			December 31,
			Sales			Trade accounts receivable
	Transactions	Category	2011	2012	2013	2012	2013
	Gonvarri Group	Associate	1,622	1,520	1,364	114	97
	Macsteel Group	Joint Venture	845	709	497	11	50
	I/N Kote L.P.	Joint Venture	421	455	432	-	1
	Bamesa Group	Associate	408	410	397	39	43
	CLN Group	Associate	476	355	359	33	47
	Borcelik Celik Sanayii Ticaret A.S.	Associate	345	300	435	22	6
	Stalprodukt SA	Associate	-	225	191	43	37
	Gestamp Group	Associate	261	215	281	16	31
	WDI Group	Associate	216	209	207	4	13
	Aperam	Other	177	139	155	19	18
	Uttam Galva Steels Limited	Associate	91	92	9	-	8
	Stalprofil S.A.	Associate	92	76	74	8	9
	ArcelorMittal BE Group SSC AB	Joint Venture	73	65	52	3	4
	DHS Group	Associate	264	62	57	7	5
	Steel Mart India Private Limited	Other	83	39	-	5	-
	Polski Koks S.A.[1]	Other	107	-	-	-	-
	Other		394	310	260	61	55
	Total		5,875	5,181	4,770	385	424
1	The Shareholding in Polski Koks was sold in June 2011

Purchase and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade accounts payable
	Transactions	Category	2011	2012	2013	2012	2013
	Empire Iron Mining Partnership	Associate	444	246	203	-	-
	Borcelik Celik Sanayii Ticaret A.S.	Associate	379	202	165	32	30
	Aperam	Other	179	150	113	17	17
	Gonvarri Group	Associate	167	148	168	11	14
	Exeltium	Joint Venture	104	113	89	17	10
	Uttam Galva Steels Limited	Associate	58	100	67	5	3
	CFL Cargo S.A.	Associate	62	64	66	13	11
	Baycoat L.P.	Joint Venture	53	48	48	3	6
	DHS Group	Associate	77	43	45	7	5
	Kiswire ArcelorMittal Ltd.	Assets held for sale	60	42	39	10	10
	Cia Hispano Brasileira de Pelotizaçao SA	Associate	194	42	-	-	-
	Enovos International SA4	Other	75	42	-	-	-
	ATIC[1]	Other	215	-	-	-	-
	Macarthur Coal Ltd [2]	Other	149	-	-	-	-
	Polski Koks S.A. [3]	Other	143	-	-	-	-
	Other		256	265	307	41	37
	Total		2,615	1,505	1,310	156	143

1	ATIC was acquired on December 5, 2011.
2	The shareholding in Macarthur Coal Ltd was sold in December 2011.
3	The shareholding in Polski Koks S.A. was sold in June 2011.
4	The shareholding in Enovos was sold in July 2012 (see note 13). Purchases include purchase transactions until July 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At December 31, 2013, loans granted to Kalagadi Manganese for funding of the mining project amounted to 66 including accrued interests. The loans are unsecured, bear 10.5% interest per annum and are payable upon demand.

Also, at December 31, 2013, unsecured loans granted by the Company to ArcelorMittal Tubular Products Al Jubail for the construction of a seamless tube mill in Saudi Arabia amounted to 105 including accrued interests, of which 50 bear interest up to 24% per annum and have various maturity dates ranging from 4 to 5 years.

Other current liabilities include 56 relating to the final call of share capital in ArcelorMittal Annaba following the strategic agreement signed in October 2013 and 73 with respect to payables to Paul Wurth.

Transactions between the Company and its subsidiaries and Joint Operations, which are related parties of the Company, have been eliminated in consolidation and are not disclosed in this note. Refer to note 28 for disclosure of transactions with key management personnel.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 17: SHORT-TERM AND LONG-TERM DEBT

Short-term debt

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2012	2013
Short-term bank loans and other credit facilities including commercial paper *	732	545
Current portion of long-term debt	3,516	3,491
Lease obligations	100	56
Total	4,348	4,092
* The weighted average interest rate on short term borrowings outstanding were 5.0% and 4.1% as of December 31, 2012 and 2013, respectively.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1,000 (1,379). As of December 31, 2013, the outstanding amount was 46.

Long-term debt

Long-term debt is comprised of the following as of December 31:

		Year of maturity	Type of Interest	Interest rate[1]	2012	2013
	Corporate
	0.3 billion Term Loan Facility	2016	Floating		-	-
	3.6 billion Revolving Credit Facility	2016	Floating		-	-
	2.4 billion Revolving Credit Facility	2018	Floating		-	-
	€1.5 billion Unsecured Bonds	2013	Fixed	8.25%	1,976	-
	1.2 billion Unsecured Notes	2013	Fixed	5.38%	1,205	-
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,505	1,692
	800 Convertible Senior Notes	2014	Fixed	5.00%	732	780
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	132	138
	€0.36 billion Unsecured Bonds	2014	Fixed	4.63%	660	497
	750 Unsecured Notes	2015	Fixed	9.50%	745	747
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	993	996
	500 Unsecured Notes	2015	Fixed	4.25%	498	499
	500 Unsecured Notes	2016	Fixed	4.25%	497	498
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,312	1,373
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,309	1,371
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	1,392	1,394
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5 billion Unsecured Notes	2018	Fixed	5.75%	655	686
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,466	1,471
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	984	986
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,486	1,487
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,088	1,089
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,464	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2014-2021	Fixed	3.46%-3.75%	448	77
	EBRD loans	2015	Floating	1.31%	58	25
	EIB loan	2016	Floating	1.79%	330	345
	ICO loan	2017	Floating	2.73%	83	68
	Other loans	2014-2035	Floating	0.16%-2.52%	249	177
	Total Corporate				23,750	20,344

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	500	188
	Other loans	2014-2023	Fixed/Floating	0.00% - 15.08%	561	448
	Total Americas				1,061	636

	Europe, Asia & Africa
	Other loans	2014-2033	Fixed/Floating	0.00%-6.90%	218	31
	Total Europe, Asia & Africa				218	31

	Total				25,029	21,011
	Less current portion of long-term debt				(3,516)	(3,491)
	Total long-term debt (excluding lease obligations)				21,513	17,520
	Long-term lease obligations[2]				452	699
	Total long-term debt, net of current portion				21,965	18,219

1	Rates applicable to balances outstanding at December 31, 2013.
2	Net of current portion of 100 and 56 in 2012 and 2013, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

0.3 billion Term Loan Facility

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, maturing on December 20, 2016. The facility may be used by the Group for general corporate purposes.  Amounts repaid under this agreement may not be re-borrowed.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

3.6 billion Revolving Credit Facility

March 18, 2011, ArcelorMittal entered into a $6 billion Revolving Credit Facility, a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016.  On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of December 31, 2013, the $3.6 billion Revolving Credit Facility remains fully available.

2.4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion Revolving Credit Facility, a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended to November 6, 2018. As of December 31, 2013, the $2.4 billion Revolving Credit Facility remains fully available.

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

The €1.25 billion Convertible Bonds may be converted by the bondholders from May 11, 2009 until the end of the seventh business day preceding the maturity. The 800 Convertible Senior Notes may be converted by the noteholders from May 6, 2009 until the end of the seventh business day preceding the maturity.

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

As of December 31, 2012 and 2013, the fair value of the embedded derivative for the €1.25 billion Convertible Bonds was 25 and nil, respectively. The change in fair value of 156 (155 including foreign exchange effect) and 25 (25 including foreign exchange effect) related to the Convertible Bonds was a non-cash activity and was recognized in the consolidated statements of operations for the years ended December 31, 2012 and 2013 as financing costs, respectively. Assumptions used in the fair value determination as of December 31, 2012 and 2013 were as follows:

	€1.25 billion Convertible Bonds
	December 31,
	2012	2013
Spot value of shares	€ 12.94	€ 12.97
Quote of convertible bonds	€ 22.17	€ 20.91
Credit spread (basis points)	189	115
Dividend per quarter	€ 0.14	€ 0.00

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In transactions conducted on December 14, 2010 and December 18, 2010, respectively ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively, allowing it to hedge its obligations arising out of the potential conversion of the Convertible Bonds (see notes 18 and 19). Assumptions used in fair value of the euro denominated call option were similar to the ones used above for the embedded derivative.

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

	Nominal value	Date of issuance	Repayment date	Interest rate	Issued at
	€0.1 billion Unsecured Bonds	July 15, 2004	July 15, 2014	5.50%(4)	101.97%
	€0.36 billion Unsecured Bonds	November 7, 2004	November 7, 2014	4.63%(4)	99.20%
	750 Unsecured Notes	May 20, 2009	February 15, 2015	9.50%(5)	98.93%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2015	4.25%(5)	99.12%
	500 Unsecured Notes	February 28, 2012	February 25, 2015	4.25%(5)	99.79%
	500 Unsecured Notes	March 7, 2011	March 1, 2016	4.25%(5)	99.57%
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	10.63%(2)	99.38%
	€1.0 billion Unsecured Bonds(1)	November 18, 2010	November 17, 2017	5.88%(5)	99.32%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	5.00%(5)	99.69%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%(4)	99.57%
	€0.5 billion Unsecured Notes(1)	March 29, 2012	March 29, 2018	5.75%(3)	99.71%
	1.5 billion Unsecured Notes	May 20,2009	June 1, 2019	10.35%(5)	97.52%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	5.75%(5)	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	6.00%(5)	99.36%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	6.75%(5)	98.28%
	1.0 billion Unsecured Bonds	October 1, 2009	October 15, 2039	7.50%(5)	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	7.50%(5)	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	7.25%(5)	99.18%

(1)	Issued under the €3 billion Euro Medium Term Notes Programme
(2)	Change in interest rate following downgrades, effective on June 3, 2013.
(3)	Change in Interest rate following downgrades, effective on March 29, 2013.
(4)	No impact on interest rate following downgrades in 2012
(5)	Change in interest rate following downgrades, effective in 2012.

On June 26, 2013, in connection with a zero premium cash tender offer to purchase any and all of its 4.625% Euro-denominated notes due in November 2014, ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  Upon settlement for all of the notes purchased pursuant to the offer, which occurred on July 1, 2013, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending out of which two agreements for the following subsidiaries were outstanding as of December 31, 2012: ArcelorMittal Kryviy Rih on April 4, 2006, ArcelorMittal Temirtau on June 15, 2007. The agreement related to ArcelorMittal

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Kryviy Rih was fully repaid on April 3, 2013. The last repayment installment under ArcelorMittal Temirtau is in January 2015. The amount outstanding under the EBRD agreements as of December 31, 2013 was 25 as compared to 58 as of December 31, 2012.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2012 and 2013 was 330 (€250 million) and 345 (€250 million), respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2012 and 2013 was 83 (€63 million) and 68 (€49 million), respectively.

Other loans

On July 30, 2013, ArcelorMittal SA repurchased the full notional outstanding of €125 million 6.2% Notes maturing in 2016. On August 29, 2013, ArcelorMittal Finance, a wholly-owned subsidiary, repurchased its 120 privately placed Notes maturing in 2015 bearing an annual interest of 6.38%.

Americas

Senior Unsecured Notes

On April 14, 2004, ArcelorMittal USA issued 600 of senior, unsecured debt securities due in April 2014. The debt securities bear interest at a rate of 6.5% per annum. On July 22, 2005, ArcelorMittal USA repurchased 100 of Unsecured Notes leaving an outstanding balance of 500.

On June 28, 2013, in connection with the early tender portion of a zero premium cash tender offer to purchase any and all of its senior unsecured notes. ArcelorMittal purchased 310.7 principal amount of notes for a total aggregate purchase price (including accrued interest) of 327.0. An additional 0.8 principal amount of notes for a total aggregate purchase price (including accrued interest) of 0.8 were purchased on the final settlement date of July 16, 2013. Accordingly, a total of 311.5 principal amount of notes were purchased, for a total aggregate purchase price (including accrued interest) of 327.8. Upon settlement for all of the notes purchased pursuant to the offer, 188.5 principal amount remained outstanding.

 These Notes are fully and unconditionally guaranteed by ArcelorMittal.

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

The Company’s principal credit facilities (2.4 billion Revolving Credit Facility, 3.6 billion Revolving Credit Facility and certain borrowing agreements) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1 and 3.5 to 1 depending on the borrowing agreement.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2013.

As of December 31, 2013 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2014	4,092
2015	2,480
2016	2,427
2017	2,947
2018	2,330
Subsequent years	8,035
Total	22,311

The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2013
	Total USD	EUR	USD	BRL	PLN	CAD	Other
Short-term debt including the current portion of long-term debt	4,092	2,571	1,156	105	1	1	258
Long-term debt	18,219	4,012	13,874	230	4	18	81
Cash including restricted cash	(6,232)	(1,987)	(3,438)	(151)	(32)	(24)	(600)
Net debt	16,079	4,596	11,592	184	(27)	(5)	(261)

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

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2012		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	24,096	25,853	20,751	22,875
Instruments payable bearing interest at variable rates	1,485	1,629	1,015	989

The following tables summarize the Company’s bases used to measure its debt at fair value. Fair value measurement has been classified into three levels based upon a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

As of December 31, 2012
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	24,096	25,072	781	-	25,853
Instruments payable bearing interest at variable rates	1,485	-	1,629	-	1,629
Total long-term debt, including current portion at fair value	25,581	25,072	2,410	-	27,482

As of December 31, 2013
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	20,751	21,604	1,271	-	22,875
Instruments payable bearing interest at variable rates	1,015	-	989	-	989
Total long-term debt, including current portion at fair value	21,766	21,604	2,260	-	23,864

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Instruments payable classified as Level 1 refer to the Company’s listed bonds quoted in active markets. The total fair value is the official closing price as defined by the exchange on which the instrument is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Instruments payable classified as Level 2 refer to all debt instruments not classified as Level 1. Fixed rate debt is based on estimated future cash flows which are discounted using current zero coupon rates for the relevant maturities and currencies as well as ArcelorMittal’s credit spread quotations for the relevant maturities.

NOTE 18: FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2013.

	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	6,072	-	6,072	-	-	-	-
Restricted cash	160	-	160	-	-	-	-
Trade accounts receivable and other	4,886	-	4,886	-	-	-	-
Inventories	19,240	19,240	-	-	-	-	-
Prepaid expenses and other current assets	3,375	2,038	1,273				64
Assets held for sale	292	292	-	-	-	-
Total current assets	34,025	21,570	12,391	-	-	-	64

Non-current assets:
Goodwill and intangible assets	8,734	8,734	-	-	-	-	-
Biological assets	132	-	-	-	132	-	-
Property, plant and equipment	51,232	51,232	-	-	-	-	-
Investments in associates and joint ventures	7,195	7,195	-	-	-	-	-
Other investments	738	-	-	-	-	738	-
Deferred tax assets	8,938	8,938	-	-	-	-	-
Other assets	1,314	500	807	-	-	-	7
Total non-current assets	78,283	76,599	807	-	132	738	7
Total assets	112,308	98,169	13,198	-	132	738	71

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,092	-	-	4,092	-	-	-
Trade accounts payable and other	12,604	-	-	12,604	-	-	-
Short-term provisions	1,206	1,206	-	-	-	-	-
Accrued expenses and other liabilities	7,071	1,113	-	5,752	-	-	206
Income tax liabilities	179	179	-	-	-	-	-
Liabilities held for sale	83	83	-	-	-	-	-
Total current liabilities	25,235	2,581	-	22,448	-	-	206

Non-current liabilities:
Long-term debt, net of current portion	18,219	-	-	18,219	-	-	-
Deferred tax liabilities	3,115	3,115	-	-	-	-	-
Deferred employee benefits	9,494	9,494	-	-	-	-	-
Long-term provisions	1,883	1,883	-	-	-	-	-
Other long-term obligations	1,189	450	-	738	-	-	1
Total non-current liabilities	33,900	14,942	-	18,957	-	-	1

Equity:
Equity attributable to the equity holders of the parent	49,793	49,793	-	-	-	-	-
Non-controlling interests	3,380	3,380	-	-	-	-	-
Total equity	53,173	53,173	-	-	-	-	-
Total liabilities and equity	112,308	70,696	-	41,405	-	-	207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	807	-	-	807
Derivative financial current assets	-	286	-	286
Derivative financial non-current assets	-	17	37	54
Total assets at fair value	807	303	37	1,147

Liabilities at fair value
Derivative financial liabilities	-	333	25	358
Total liabilities at fair value	-	333	25	358

As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	522	-	-	522
Derivative financial current assets	-	64	-	64
Derivative financial non-current assets	-	7	-	7
Total assets at fair value	522	71	-	593

Liabilities at fair value
Derivative financial current liabilities	-	206	-	206
Derivative financial non-current liabilities	-	1	-	1
Total liabilities at fair value	-	207	-	207

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in the available-for-sale financial assets is related to the sale of Erdemir shares (see note 14).

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

Derivative financial liability classified as Level 3 refer to the conversion option in the €1.25 billion convertible bonds. Derivative financial assets classified as Level 3 refer to the euro-denominated call option on our own shares and the call option on the 1,000 mandatory convertible bonds (see note 19). The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations

ArcelorMittal establishes the fair valuation of the euro-denominated call option on treasury shares, the call option on the 1,000 mandatory convertible bonds and the conversion option with respect to the €1.25 billion convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the years ended December 31, 2012 and 2013, respectively:

	€1.25 billion conversion option	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2011	(180)	180	111	111
Change in fair value	156	(156)	(99)	(99)
Foreign exchange	(1)	1	-	-
Balance as of December 31, 2012	(25)	25	12	12
Change in fair value	25	(25)	(12)	(12)
Foreign exchange	-	-	-	-
Balance as of December 31, 2013	-	-	-	-
1 Please refer to note 19 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. On September 27, 2011, the Company

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

increased the mandatory convertible bonds and the call option on the mandatory convertible bonds from 750 to 1,000. On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014, and on January 17, 2014, it was further extended to January 29, 2016. The fair value of these call options was 0 as of December 31, 2013 and the change in fair value recorded in the statements of operations as financing costs was 12. These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of 141.5 and volatility of 9.53%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 (928) including transaction costs. The 61.7 million of call options acquired allow ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of operations as financing costs as they can be settled either through physical delivery of the treasury shares or through cash. The fair value of these call options was 0 as of December 31, 2013 and the change in fair value recorded in the statements of operations was (25). These call options are classified into Level 3.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2012 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	517	13	4.55%	50	(2)	1.17%
Other interest rate instruments	-	-		16	(1)
Total interest rate instruments		13			(3)

Foreign exchange rate instruments
Forward currency purchases	524	21		1,056	(23)
Forward currency sales	1,126	18		1,465	(21)
Currency swaps purchases	287	-		357	(42)
Foreign exchange option purchases	786	3		3,627	(221)
Foreign exchange option sales	4,281	228		132	-
Total foreign exchange rate instruments		270			(307)

Raw materials (base metal), freight, energy, emission rights
Term contract sales	230	15		136	(8)
Term contract purchases	92	5		167	(15)
Total raw materials (base metal), freight, energy, emission rights		20			(23)
Total		303			(333)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2013 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	188	3	4.55%	339	(11)	1.17%
Other interest rate instruments	-	-		20	-
Total interest rate instruments		3			(11)

Foreign exchange rate instruments
Forward currency purchases	49	2		5,323	(85)
Forward currency sales	396	13		83	(2)
Currency swap purchases	641	5		641	(72)
Foreign exchange option purchases	184	12		-	-
Foreign exchange option sales	-	-		167	(11)
Total foreign exchange rate instruments		32			(170)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	44	4		153	(16)
Term contracts purchases	458	32		196	(10)
Total raw materials (base metal), freight, energy, emission rights		36			(26)
Total		71			(207)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

Interest rate risk

The Company utilizes certain instruments to manage interest rate risks. Interest rate instruments allow the Company to borrow long-term at fixed or variable rates, and to swap the rate of this debt either at inception or during the lifetime of the loan. The Company and its counter-parties exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap. Similarly, swaps may be used for the exchange of variable rates against other variable rates.

Interest rate derivatives used by the Company to manage changes in the value of fixed rate loans qualify as fair value hedges.

Foreign exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because of a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand, Kazakh tenge and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollar, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby impacting negatively on the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices.

Following its Treasury and Financial Risk Management Policy, the Company hedges a portion of its net exposure to foreign exchange rates through foreign currency forwards, options and swaps.

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 17) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements.

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

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2012
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,285)	(2,736)	(196)	(2,540)	-	-
Other bonds	(21,134)	(32,137)	(4,608)	(2,494)	(9,866)	(15,169)
Loans over 100	(1,251)	(1,510)	(340)	(104)	(766)	(300)
Trade and other payables	(11,407)	(11,419)	(11,419)	-	-	-
Other non-derivative financial liabilities	(1,634)	(2,020)	(967)	(374)	(526)	(153)
Total	(37,711)	(49,822)	(17,530)	(5,512)	(11,158)	(15,622)

Derivative financial liabilities
Interest rate instruments	(3)	(3)	-	(1)	(2)	-
Foreign exchange contracts	(307)	(307)	(292)	(15)	-	-
Other commodities contracts	(23)	(23)	(16)	(6)	(1)	-
Total	(333)	(333)	(308)	(22)	(3)	-

	December 31, 2013
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,473)	(2,607)	(2,607)	-	-	-
Other bonds	(17,485)	(27,041)	(2,018)	(3,351)	(9,309)	(12,363)
Loans over 100	(965)	(1,488)	(145)	(154)	(757)	(432)
Trade and other payables	(12,604)	(12,619)	(12,619)	-	-	-
Other non-derivative financial liabilities	(1,388)	(1,512)	(776)	(192)	(324)	(220)
Total	(34,915)	(45,267)	(18,165)	(3,697)	(10,390)	(13,015)

Derivative financial liabilities
Interest rate instruments	(11)	(11)	(10)	-	(1)	-
Foreign exchange contracts	(170)	(170)	(170)	-	-	-
Other commodities contracts	(26)	(26)	(26)	-	-	-
Total	(207)	(207)	(206)	-	(1)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following tables present the periods in which cash flows hedges are expected to mature:

	December 31, 2012
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(20)	(15)	(5)	-	-	-
Commodities	1	1	-	-	-	-
Total	(19)	(14)	(5)	-	-	-

	December 31, 2013
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(65)	(44)	(19)	(2)	-	-
Commodities	3	-	1	1	1	-
Emission rights	1	-	-	1	-	-
Total	(61)	(44)	(18)	-	1	-

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2012
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	38	6	(3)	17	18	-
Commodities	1	1	-	-	-	-
Total	39	7	(3)	17	18	-

	December 31, 2013
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(34)	(7)	(17)	(10)	-	-
Emission rights	14	-	-	-	-	14
Total	(20)	(7)	(17)	(10)	-	14

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2012, €439 million (566) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of foreign currency fluctuations, the deferred gain was €68 million (90), excluding deferred tax expense of €26 million (35), as of December 31, 2012, which was fully recycled to the consolidated statements of operations during the year ended December 31, 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million (62), including deferred tax expense of €13 million (17). The effective portion represents a deferred gain that will be recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain is expected to be recycled to the statements of operations between 2012 and 2014. During 2013, €26 million (35) was recycled to cost of sales related to the sale of inventory in 2013. Including the effects of foreign currency fluctuations, the deferred gain was €7 million (9), excluding deferred tax expense of €2 million (3), as of December 31, 2013.

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

Fair values of raw material freight, energy and emission rights instruments are as follows:

	At December 31,
	2012	2013
Base metals	5	5
Freight	(6)	4
Energy (oil, gas, electricity)	(2)	-
Emission rights	-	1
Total	(3)	10

Derivative assets associated with raw material, energy, freight and emission rights	20	36
Derivative liabilities associated with raw material, energy, freight and emission rights	(23)	(26)
Total	(3)	10

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

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2012 and 2013, the Company had a net notional position of  nil with a net fair value of nil and a net notional position of 178 with a net fair value of  1, respectively.

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 7.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2013
	Income	Other Equity
10% strengthening in U.S. dollar	36	461
10% weakening in U.S. dollar	(36)	(461)

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

	December 31, 2013
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	48	1
100 bp decrease	(48)	(1)

1               Please refer to note 17 for a description of total net debt (including fixed and floating portion)

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

	December 31, 2013
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	2	22
Freights	2	-
Emission rights	-	18
Energy	1	-
-10% in prices
Base Metals	(3)	(22)
Freights	(2)	-
Emission rights	-	(18)
Energy	(1)	-

NOTE 19: EQUITY

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

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,996 million shares without nominal value.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Following the completion of an offering of ordinary shares on January 14, 2013, ArcelorMittal increased share capital by €455 (608) from €6,428 (9,403) to €6,883 (10,011) through the issuance of 104,477,612 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,665,392,222.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.8 million and 11.8 million treasury shares as of December 31, 2012 and December 31, 2013, respectively.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which will reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% will occur on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company is entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company has no obligation to redeem the securities and the coupon payment may be deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity. Coupon payments to holders of subordinated perpetual capital securities in 2012 and 2013 were nil and 57, respectively.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding 650 subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2013, $16.49 and $20.61, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

Mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until ten business days before the maturity date. The subsidiary invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental Group Company Ltd (“China Oriental”).

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Net income (loss) attributable to equity holders of the parent	2,420	(3,352)	(2,545)
Interest assumed on the coupon for subordinated perpetual capital securities	-	(15)	(57)
Net income (loss) considered for the purposes of basic earnings per share	2,420	(3,367)	(2,602)
Interest, foreign exchange and fair value of the embedded derivatives assumed for the Convertible Bonds issued in 2009	(347)	-	-
Net income (loss) considered for the purposes of diluted earnings per share	2,073	(3,367)	(2,602)

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	1,549	1,549	1,780
Incremental shares from assumed conversion of stock options, restricted share units and performance share units (in millions)	-	1	2
Incremental shares from assumed conversion of the Convertible Bonds issued in 2009 (in millions)	62	-	-
Weighted average common shares assuming conversions (in millions) used in the calculation of diluted earnings per share	1,611	1,550	1,782

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 22 million, 23 million and 22 million potential common shares from stock options outstanding for the years ended December 31, 2011, 2012 and 2013, respectively, because such stock options are anti-dilutive. Diluted weighted average common shares outstanding also excludes 94 million potential common shares from the Convertible Bonds described in note 17 for the year ended December 31, 2013 because the potential common shares are anti-dilutive.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s statutory accounts (“ArcelorMittal SA”) which are prepared in accordance with IFRS. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

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

On May 8, 2013 at the Annual General Shareholders’ meeting, the shareholders approved the Board of Directors’ recommendation to reduce the Company’s dividend to $0.20 per share for the full year of 2013. The dividend for the full year of 2013 was paid on July 15, 2013.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcerlorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

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

Dates of grant and exercise prices are as follows:

Date of grant	Exercise prices (per option)
August 2008	78.44
December 2007	70.81
August 2007	61.09
August 2009	36.38
September 2006	32.07
August 2010	30.66
August 2005	27.31
December 2008	22.56
November 2008	21.14

No options were granted during the years ended December 31, 2011, 2012 and 2013.

The fair values for options and other share-based compensation is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated using the Black-Scholes-Merton option pricing model (based on year of grant).

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The compensation expense recognized for stock option plans was 73, 25 and 5 for each of the years ended December 31, 2011, 2012, and 2013, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2011, 2012, and 2013:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2010	28,672,974	2.26 – 82.57	$50.95
Exercised	(226,005)	2.15 – 32.07	27.57
Forfeited	(114,510)	27.31 – 78.44	40.26
Expired	(662,237)	15.75 – 78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31

Exercisable, December 31, 2011	21,946,104	2.15 – 78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14
Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2013:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,059,350	4.60	5,059,350	August 5, 2018
70.81	13,000	3.95	13,000	December 11, 2017
61.09	3,665,003	3.59	3,665,003	August 2, 2017
36.38	4,893,900	5.60	4,893,900	August 4, 2019
32.07	1,786,103	2.67	1,786,103	September 1, 2016
30.66	5,047,000	6.60	5,047,000	August 3, 2020
27.31	1,096,685	1.65	1,096,685	August 23, 2015
21.14	2,585	4.87	2,585	November 10, 2018
$21.14 – 78.44	21,563,626	4.81	21,563,626

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of Restricted Share Unites (each, an “RSU”) and Performance Share Unites (each, a “PSU”) to eligible Company employees and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan.

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2013 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2013 annual general shareholders’ meeting to the May 2014 annual general shareholders’ meeting, a maximum of 3,500,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

 ArcelorMittal Equity Incentive Plan

RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Group. Between 500 and 700 of the Group’s most senior managers are eligible for RSUs.

The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs. The target group for PSU grants initially included the Chief Executive Officer and the other GMB members. However, from 2013 onwards, the Chief Executive Officer and other GMB members receive PSU grants under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan.

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

GMB PSU Plan

The GMB PSU Plan is designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives. The members of the GMB including the Chief Executive Officer are eligible for PSU grants. The

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the Group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Company, represented by the Appointment, Remuneration and Corporate Governance Committee of the Board of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for the other GMB members. Each PSU may give right to up to two shares of the Company. The two performance criteria required to be met for PSUs to vest are total shareholder return and earnings per share

In September 2011, a total of 1,303,515 RSUs were granted to a total of 772 employees.

In March 2012, a total of 267,165 PSUs were granted to a total of 118 employees.

In March 2013, a total of 1,071,190 RSUs and 182,970 PSUs were granted to a total of 681 employees and 94 employees, respectively.

In June 2013, a total of 631,077 PSUs under the GMB PSU Plan were granted to a total of 7 employees.

In September 2013, a total of 1,065,415 RSUs and 504,075 PSUs were granted to a total of 682 employees and 384 employees, respectively.

These equity incentive plans are accounted for as equity-settled share-based transactions. The fair value for the RSUs and PSUs allocated to the beneficiaries is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expenses recognized for the RSUs were 2, 6, and 10 for the years ended December 31, 2011, December 31, 2012 and December 31, 2013, respectively. The compensation expense recognized for the PSUs was 1 and 4 for the years ended December 31, 2012 and 2013, respectively.

Share unit plan activity is summarized below as of and for each year ended December 31, 2012 and 2013:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2011	1,303,515	$14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2013:

Shares units outstanding
Fair value per share	Number of shares	Shares exercised	Maturity
$16.87	221,220	-	March 30, 2015
16.60	631,077	-	June 28, 2016
14.45	1,138,577	22,449	September 29, 2014
13.17	504,075	-	September 27, 2016
13.17	1,065,415	-	September 27, 2016
12.37	1,039,674	1,122	March 29, 2016
12.37	170,775	-	March 29, 2016
$16.87 – 12.37	4,770,813	23,571

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 20: FINANCING COSTS

Financing costs recognized in the years ended December 31, 2011, 2012 and 2013 are as follows:

	2011	2012	2013
Recognized in the statements of operations
Interest expense	(1,946)	(2,031)	(1,890)
Interest income	123	157	113
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and mandatory convertible bonds	42	(99)	(12)
Net gain (loss) on other derivative instruments	(10)	4	11
Accretion of defined benefit obligations and other long term liabilities	(658)	(694)	(574)
Net foreign exchange result and others *	(534)	(252)	(763)
Total	(2,983)	(2,915)	(3,115)

Recognized in equity (Company share)
Net change in fair value of available-for-sale financial assets	(14)	(937)	68
Effective portion of changes in fair value of cash flow hedge	(133)	(449)	(110)
Foreign currency translation differences for foreign operations	(2,796)	636	(666)
Total	(2,943)	(750)	(708)

*    Net foreign exchange result and others is mainly related to net foreign exchange effects on financial assets and   liabilities, expenses related to True Sale of Receivables (“TSR”) programs and bank fees.

NOTE 21: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2011, 2012 and 2013, respectively, are summarized as follows:

	Year ended December 31,
	2011	2012	2013
Total current tax expense	1,018	502	305
Total deferred tax expense (benefit)	(139)	(2,408)	(90)
Total income tax expense (benefit)	879	(1,906)	215

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2011	2012	2013
Net income (loss) (including non-controlling interests)	2,417	(3,469)	(2,575)
Discontinued operations	(461)	-	-
Income tax expense (benefit)	879	(1,906)	215
Income (loss) before tax :	2,835	(5,375)	(2,360)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	91	(2,116)	(591)
Permanent items	(29)	(9,635)	(1,544)
Rate changes	-	(79)	25
Net change in measurement of deferred tax assets	483	9,708	2,067
Effects of tax holiday	26	-	-
Effects of foreign currency translation	143	(23)	(81)
Tax credits	(196)	(27)	(57)
Other taxes	243	168	57
Others	118	98	339
Income tax expense (benefit)	879	(1,906)	215

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2011	2012	2013
Notional Interest Deduction	(706)	(154)	(10)
Juros sobre o Capital Próprio (“JSCP”)	-	(2)	-
Interest recapture	602	294	8
Non tax deductible goodwill impairment	-	1,260	-
Tax deductible write-down on shares	-	(11,083)	(1,217)
Non tax deductible provisions	(20)	-	-
Tax deductible capital losses	-	(2)	(371)
Other permanent items	95	52	46
Total permanent items	(29)	(9,635)	(1,544)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest which is calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differ from IFRS. The applicable interest rate used in calculating this tax deduction is 2.742% for 2013. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

Interest recapture: Based on a specific provision in the Luxembourg tax law, interest expenses on loans contracted to acquire a participation (‘tainted debt’) are not tax deductible when (tax exempt) dividend payments are received and/or capital gains are realized that can be linked to the tainted debt. The interest expense is only deductible to the extent it exceeds the tax exempt income arising from the participation. In case of tax exempt capital gains, expenses related to the participations and any prior deductible write-downs in the value of the participation which have previously reduced the Luxembourg taxable base, become taxable (claw-back).

Non tax deductible goodwill impairment: In December 2012 ArcelorMittal partially impaired the goodwill in its European businesses for a total amount of 4.3 billion, due to a weaker macro economic and market environment in Europe. This follows the completion of its yearly goodwill impairment test required by IFRS.

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments is also reviewed annually, resulting in write-downs of the value of shares of consolidated subsidiaries in Luxembourg which are principally tax deductible.

Tax deductible capital losses: The loss on sales of consolidated subsidiaries in Canada and Luxembourg which are principally tax deductible.

Rate changes

The 2012 tax benefit from rate changes of (79) results from the increase of the substantively enacted corporate income tax rate in Luxembourg.

The 2013 tax expense from rate changes of 25 results from the increase or from the postponement of the reduction of the substantively enacted corporate income tax rate in Mexico and Ukraine respectively.

Net change in measurement of deferred tax assets

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The 2011 net change in measurement of deferred tax assets of 483 primarily consists of tax expense of 672 due to not recognizing and derecognizing certain deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (189).

The 2012 net change in measurement of deferred tax assets of 9,708 primarily consists of tax expense of 8,708 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,102 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (102).

The 2013 net change in measurement of deferred tax assets of 2,067 primarily consists of tax expense of 1,031 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 1,150 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (114).

Effects of foreign currency translation

The effects of foreign currency translation of 143, (23) and (81) at December 31, 2011, 2012 and 2013 respectively, pertain to certain entities with a different functional currency than the currency applied for tax filing purposes.

Tax credits

The tax credits of (196), (27) and (57) in 2011, 2012 and 2013 respectively are mainly attributable to our operating subsidiaries in Spain and Brazil. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

 Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 59, 79 and (45), as well as mining duties in Canada and Mexico of 177, 92 and 106, flat tax in Mexico of (30), (17) and 5 and state tax in the United States of 29, 16 and (28) in 2011, 2012 and 2013 respectively.

Others

Others consist of:

	Year ended December 31,
	2011	2012	2013
Tax contingencies/settlements	130	83	295
Prior period taxes	- 9	- 4	13
Others	- 3	19	31
	118	98	339

The 2011 others of 118 primarily consists of provision for uncertain tax position concerning permanent business establishment in Italy of 88 (see Note 25 to ArcelorMittal’s consolidated financial statements).

The 2012 others of 98 primarily consists of a settlement agreement with regard to non tax deductible interest expenses as a result of a tax audit in Spain of 55.

The 2013 others of 339 primarily consists of the settlement of two tax amnesty programs in Brazil of 222 and settlement agreements as a result of tax audits in Germany of 73.

Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	12	(3)	-
	12	(3)	-
Deferred tax expense (benefit)
Unrealized gain (loss) on available-for-sale securities	(1)	-	-
Unrealized gain (loss) on derivative financial instruments	(88)	(210)	(48)
Recognized actuarial gain (loss)	(138)	(72)	155
Foreign currency translation adjustments	9	79	(66)
	(218)	(203)	41
	(206)	(206)	41
Recognized in retained earnings:
Deferred tax expense
Gain on sale of non-controlling interests	-	-	9
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	3	(1)	-
	(203)	(207)	50

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

    Uncertain tax positions

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied to complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows.

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2012	2013	2012	2013	2012	2013
Intangible assets	67	9	(1,204)	(1,157)	(1,137)	(1,148)
Property, plant and equipment	354	402	(8,325)	(7,697)	(7,971)	(7,295)
Inventories	728	561	(560)	(534)	168	27
Available-for-sale financial assets	1	-	(1)	-	-	-
Financial instruments	207	49	(144)	(66)	63	(17)
Other assets	524	634	(680)	(674)	(156)	(40)
Provisions	2,439	2,291	(647)	(585)	1,792	1,706
Other liabilities	837	711	(898)	(370)	(61)	341
Tax losses carried forward	12,160	11,830	-	-	12,160	11,830
Tax credits and other tax benefits carried forward	522	546	-	-	522	546
Untaxed reserves	-	-	(117)	(127)	(117)	(127)
Deferred tax assets / (liabilities)	17,839	17,033	(12,576)	(11,210)	5,263	5,823

Deferred tax assets					8,221	8,938
Deferred tax liabilities					(2,958)	(3,115)

Deferred tax assets recognized by the Company as of December 31, 2012 are analyzed as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,960	22,707	12,160	10,547
Tax credits and other tax benefits carried forward	2,121	1,407	522	885
Other temporary differences	22,285	6,607	5,157	1,450
Total		30,721	17,839	12,882

Deferred tax assets recognized by the Company as of December 31, 2013 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	85,743	25,237	11,830	13,407
Tax credits and other tax benefits carried forward	2,161	1,575	546	1,029
Other temporary differences	18,372	5,679	4,657	1,022
Total		32,491	17,033	15,458

As of December 31, 2013, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Brazil, Canada, France, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitation on the yearly use of tax losses against taxable income.

The total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately 59.5 billion as of December 31, 2013. Of this amount 30.8 billion is considered realizable, resulting in the recognition of 8.7 billion of deferred tax assets at the applicable income tax rate in Luxembourg.  The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Tax losses can be carried forward indefinitely and specific loss settlement restrictions are not included in the Luxembourg tax legislation. The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for the tax losses carried forward in Luxembourg. As part of its assessment the Company has taken into account (i) its most recent forecast approved by management, (ii) the reorganization effected during 2012 under which the amount of deductible interest charges in Luxembourg on intra group loans has been significantly reduced, (iii) the fact that during 2012 ArcelorMittal in Luxembourg became the main provider of funding to the Group’s consolidated subsidiaries, leading to recognition of significant amounts of taxable interest income and (iv) other significant and reliable sources of income derived from distribution and procurement centers located in Luxembourg for many of ArcelorMittal’s European and worldwide operating subsidiaries.

At December 31, 2013, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 8,938 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 8,938 is at least 32,102. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other positive evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

For the period ended December 31, 2012 ArcelorMittal recorded approximately 23 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. These liabilities have been re-estimated at approximately 16 for the period ended December 31, 2013. For investments in subsidiaries, branches and associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 2,769.

    Tax losses, tax credits and other tax benefits carried forward

At December 31, 2013, the Company had total estimated tax losses carried forward of 85,743.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Such amount includes net operating losses of 9,140 primarily related to subsidiaries in Canada, the Netherlands, Romania, Spain and the United States, which expire as follows:

Year expiring	Amount
2014	369
2015	130
2016	443
2017	226
2018	331
2019 - 2033	7,641
Total	9,140

The remaining tax losses carried forward of 76,603 are indefinite and primarily attributable to the Company’s operations in Belgium, Brazil, France, Germany and Luxembourg.

At December 31, 2013, the Company also had total estimated tax credits and other tax benefits carried forward of 2,161, of which 546 recognized and 1,029 unrecognized. Tax credits and other tax benefits of 312 expire within the next 5 years, 528 in years 2019-2031, and the remaining 1,321 has no expiry date.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 22: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2011	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2012
Environmental (see note 26)	733	210	(103)	3	20	863
Asset retirement obligations (see note 26)	370	172	(1)	-	8	549
Site restoration	88	38	(15)	-	(18)	93
Staff related obligations	153	82	(69)	-	-	166
Voluntary separation plans [1]	103	213	(181)	-	26	161
Litigation and other (see note 26)	904	221	(246)	1	46	926
Tax claims	331	102	(113)	-	14	334
Other legal claims	273	119	(133)	1	32	292
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	128	44	(71)	10	(19)	92
Other [3]	338	96	(130)	-	(96)	208
	2,817	1,076	(816)	14	(33)	3,058
Short-term provisions	1,214					1,194
Long-term provisions	1,603					1,864
	2,817					3,058

	Balance at December 31, 2012	Additions	Deductions/ Payments and other releases	Acquisitions	Effects of Foreign Exchange and other movements	Balance at December 31, 2013
Environmental (see note 26)	863	149	(93)	-	(4)	915
Asset retirement obligations (see note 26)	549	45	(5)	-	(73)	516
Site restoration	93	27	(44)	-	(1)	75
Staff related obligations	166	67	(48)	-	(16)	169
Voluntary separation plans [1]	161	72	(149)	-	54	138
Litigation and other (see note 26)	926	178	(116)	-	(34)	954
Tax claims	334	101	(27)	-	(53)	355
Other legal claims	292	77	(89)	-	19	299
Other unasserted claims[2]	300	-	-	-	-	300
Commercial agreements and onerous contracts	92	74	(66)	-	(7)	93
Other [3]	208	114	(129)	-	36	229
	3,058	726	(650)	-	(45)	3,089
Short-term provisions	1,194					1,206
Long-term provisions	1,864					1,883
	3,058					3,089

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1       In 2012, new voluntary separation plans were announced in Spain, Poland, Bosnia and Herzegovina, Romania, Kazakhstan, Netherlands, Belgium and Czech Republic. The outstanding provision relates to remaining plans primarily in Spain, France, Bosnia and Herzegovina and Netherlands, which are expected to be settled within one year. In 2013, new voluntary separation plans were announced in France, South Africa, Romania, Ukraine and Kazakhstan. The outstanding provision relates to remaining plans primarily in Spain, France and South Africa, which are expected to be settled within one year.

2       The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

3       Other includes provisions for technical warranties and guarantees.

There are uncertainties regarding the timing and amount of the provisions above. Changes in underlying facts and circumstances for each provision could result in differences in the amounts provided for and the actual outflows. In general, provisions are presented on a non-discounted basis due to the uncertainties regarding the timing or the short period of their expected consumption.

Environmental provisions have been estimated based on internal and third-party estimates of contaminations, available remediation technology, and environmental regulations. Estimates are subject to revision as further information develops or circumstances change. These provisions are expected to be consumed over a period of 20 years. The increase in 2013 is related to restructuring costs largely associated with asset optimization and affecting primarily Flat Carbon Europe (including the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and Long Carbon Europe operations).

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France.

Provisions for staff related obligations concern primarily USA and Brazil and are related to various employees’ compensation.

Provisions for litigation related to probable losses that have been incurred due to a present legal or constructive obligation are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 26.

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract.

NOTE 23: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2012	2013
Accrued payroll and employee related expenses	2,007	2,012
Collection under TSR programs	1,347	1,638
Payable from acquisition of intangible, tangible & financial assets	961	1,068
Other suppliers payables and accrued interest	1,202	1,552
Derivative instruments	308	207
Other amounts due to public authorities	742	542
Unearned revenue and accrued payables	161	52
Total	6,728	7,071

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 24: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2012	2013
Purchase commitments	17,566	18,557
Guarantees, pledges and other collateral	3,700	3,290
Non-cancellable operating leases	2,269	2,235
Capital expenditure commitments	1,010	1,060
Other commitments	3,022	3,354
Total	27,567	28,496

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight contracts.

Purchase commitments include commitments given to associates for 683 and 641 as of December 31, 2012 and 2013, respectively. There were no purchase commitments relating to joint ventures.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit line given on behalf of third parties were 79 and 89 as of December 31, 2012 and 2013, respectively. Additionally, 18 and 32 were related to guarantees given on behalf of associates. Guarantees of 216 and 320 were given on behalf of joint ventures as of December 31, 2012 and 2013, respectively.

Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 1 and 3 of commitments given on the behalf of associates as of December 31, 2012 and 2013, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2013 according to maturity periods are as follows:

Less than 1 year	595
1-3 years	642
4-5 years	419
More than 5 years	579
Total	2,235

The operating leases expense was 430, 452 and 672 in 2011, 2012 and 2013, respectively. The non-cancellable operating leases commitments are related to plant, machinery and equipment (1,752), buildings (318), land (94) and other (71).

Capital expenditure commitments

Capital expenditure commitments are mainly related to the following:

ArcelorMittal Temirtau committed to expand the production capacity from 4 million tons to 6 million tons (177) and committed, since 2008, to improve the safety and security in the mining area (96).

ArcelorMittal committed to invest in a new sintering plant in Ukraine (339).

Other commitments given

Other commitments given comprise mainly commitments incurred for undrawn credit lines confirmed to customers and gas supply to electricity suppliers.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other

On November 29, 2013, ArcelorMittal entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire 100% of ThyssenKrupp Steel USA (“TK Steel USA”) from ThyssenKrupp for 1,550. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from ThyssenKrupp Companhia Siderúrgica do Atlântico (“TK CSA”), an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) terminated on January 29, 2014. The termination of the HSR waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close later in the first quarter of 2014.

NOTE 25: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s Operating Subsidiaries sponsor different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, life expectancy and future healthcare cost trends and market value of the underlying assets.

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2012	2013
Pension plan benefits	4,774	3,283
Other post-employment benefits	6,030	5,234
Early retirement benefits	583	487
Defined benefit liabilities	11,387	9,004
Termination benefits	241	490
Total	11,628	9,494

The early retirement benefits and termination benefits are related mainly to European countries (Belgium, Spain, Luxembourg, Germany and France).

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

Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 521 different participating employers. ArcelorMittal USA makes contributions to this multi-employer plan in the amount of $2.65 per contributory hour.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expires on September 1, 2015. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Canada

The primary pension plans are those of ArcelorMittal Dofasco, ArcelorMittal Mines Canada and ArcelorMittal Montreal.

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

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan financed by employer and employee contributions. The changes resulted in a curtailment gain of 285 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service. This plan was closed for new hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and services. The ArcelorMittal Mines Canada hourly workers’ defined benefit plan is a unionized plan and is still open to new hires.

ArcelorMittal Mines Canada entered into a six-year collective labor agreements (“CLA”) during the second quarter of 2011. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

ArcelorMittal Montreal sponsors several defined benefit and defined contribution pension plans for its various groups of employees, with most defined benefit plans closed to new entrants several years ago. The primary defined benefit pension plan sponsored by ArcelorMittal Montreal provides certain unionized employees with a flat dollar pension depending on an employee’s length of service.

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

In ArcelorMittal Belgium - Gent site, the reform in 2012 of the post-employment plans for employees resulted in the closing of the defined benefit plan for new hires. The Company realized a curtailment gain as changes in employee status no longer result in retroactive obligations and recognized a non-recurrent profit of 28 in operating income.

South Africa

There are two primary defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employers’ and employees’ contributions.

Other

A limited number of funded defined benefit plans are in place in countries (mainly Trinidad & Tobago, Ukraine and Kazakhstan) where funding is permissible.

The majority of the funded defined benefit payments described earlier provide benefit payments from trustee-administered funds. ArcelorMittal also sponsors a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trusts are legally separated from the Company and are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the governing bodies and their composition. In general terms, governing bodies are required by law to act in the best interest of the plan members and are responsible for certain tasks related to the plan (e.g. setting the plan's investment policy).

In case of the funded pension plans, the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations of the pension plans.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

A long-term investment strategy has been set for ArcelorMittal’s major funded pension plans, with its asset allocation comprising of a mixture of equities securities, fixed income securities, real estate and other appropriate assets. This recognizes that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, in particular, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,576	3,792	3,530	880	2,180	873	321
	Current service cost	175	55	62	10	36	-	12
	Interest cost on DBO	619	158	175	90	106	69	21
	Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
	Plan participants’ contribution	5	-	1	2	1	-	1
	Curtailments and settlements	(133)	-	(94)	-	(32)	-	(7)
	Actuarial (gain) loss	1,631	205	512	221	620	60	13
	Demographic assumptions	150	49	(6)	(35)	142	-	-
	Financial assumptions	1,233	132	317	194	497	81	12
	Experience adjustment	248	24	201	62	(19)	(21)	1
	Benefits paid	(775)	(246)	(208)	(56)	(153)	(89)	(23)
	Foreign currency exchange rate differences and other movements[1]	(62)	-	97	(156)	58	(31)	(30)
	Benefit obligation at end of the period	13,006	3,976	4,032	991	2,817	882	308

	Change in plan assets
	Fair value of plan assets at beginning of the period	7,467	2,204	2,866	801	598	885	113
	Interest income on plan assets	445	101	152	76	34	75	7
	Return on plan assets greater/(less) than discount rate	455	165	76	21	111	76	6
	Employer contribution	579	287	243	15	33	-	1
	Plan participants’ contribution	5	-	1	2	1	-	1
	Benefits paid	(640)	(241)	(206)	(56)	(44)	(89)	(4)
	Foreign currency exchange rate differences and other movements	(3)	-	78	(124)	76	(33)	-
	Fair value of plan assets at end of the period	8,308	2,516	3,210	735	809	914	124

	Present value of the wholly or partly funded obligation	(11,405)	(3,940)	(4,016)	(991)	(1,459)	(882)	(117)
	Fair value of plan assets	8,308	2,516	3,210	735	809	914	124
	Net present value of the wholly or partly funded obligation	(3,097)	(1,424)	(806)	(256)	(650)	32	7
	Present value of the unfunded obligation	(1,601)	(36)	(16)	-	(1,358)	-	(191)
	Prepaid due to unrecoverable surpluses	(62)	-	-	(27)	(3)	(32)	-
	Net amount recognized	(4,760)	(1,460)	(822)	(283)	(2,011)	-	(184)

	Net assets related to funded obligations	14	-	6	-	-	-	8
	Recognized liabilities	(4,774)	(1,460)	(828)	(283)	(2,011)	-	(192)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(79)	-	-	(64)	(3)	(12)	-
	Interest cost on unrecoverable surplus	(11)	-	-	(5)	-	(6)	-
	Change in unrecoverable surplus in excess of interest	20	-	-	36	-	(16)	-
	Exchange rates changes	8	-	-	6	-	2	-
	Unrecoverable surplus at end of the period	(62)	-	-	(27)	(3)	(32)	-

1	Other movements include the divestiture of Paul Wurth for (71)

	Year Ended December 31, 2013
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	13,006	3,976	4,032	991	2,817	882	308
Current service cost	165	49	45	11	46	1	13
Interest cost on DBO	565	150	167	84	85	57	22
Past service cost - Plan amendments	1	-	-	-	1	-	-
Plan participants’ contribution	5	-	1	2	-	-	2
Curtailments and settlements	(17)	-	-	-	-	(17)	-
Actuarial (gain) loss	(850)	(324)	(198)	(248)	(88)	(4)	12
Demographic assumptions	37	3	33	12	(11)	-	-
Financial assumptions	(933)	(312)	(251)	(238)	(88)	(20)	(24)
Experience adjustment	46	(15)	20	(22)	11	16	36
Benefits paid	(796)	(255)	(219)	(51)	(158)	(81)	(32)
Foreign currency exchange rate differences and other movements	(459)	-	(268)	(100)	80	(162)	(9)
Benefit obligation at end of the period	11,620	3,596	3,560	689	2,783	676	316

Change in plan assets
Fair value of plan assets at beginning of the period	8,308	2,516	3,210	735	809	914	124
Interest income on plan assets	375	87	132	66	23	60	7
Return on plan assets greater/(less) than discount rate	792	363	285	46	19	76	3
Employer contribution	276	203	46	15	11	-	1
Plan participants’ contribution	5	-	1	2	-	-	2
Settlements	(13)	-	-	-	-	(13)	-
Benefits paid	(654)	(251)	(218)	(51)	(48)	(81)	(5)
Foreign currency exchange rate differences and other movements	(503)	(10)	(212)	(80)	(29)	(170)	(2)
Fair value of plan assets at end of the period	8,586	2,908	3,244	733	785	786	130

Present value of the wholly or partly funded obligation	(9,985)	(3,562)	(3,545)	(689)	(1,389)	(676)	(124)
Fair value of plan assets	8,586	2,908	3,244	733	785	786	130
Net present value of the wholly or partly funded obligation	(1,399)	(654)	(301)	44	(604)	110	6
Present value of the unfunded obligation	(1,635)	(34)	(15)	-	(1,394)	-	(192)
Prepaid due to unrecoverable surpluses	(194)	-	-	(81)	(3)	(110)	-
Net amount recognized	(3,228)	(688)	(316)	(37)	(2,001)	-	(186)

Net assets related to funded obligations	55	-	50	-	-	-	5
Recognized liabilities	(3,283)	(688)	(366)	(37)	(2,001)	-	(191)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(62)	-	-	(27)	(3)	(32)	-
Interest cost on unrecoverable surplus	(5)	-	-	(2)	-	(3)	-
Change in unrecoverable surplus in excess of interest	(138)	-	-	(55)	-	(83)	-
Exchange rates changes	11	-	-	3	-	8	-
Unrecoverable surplus at end of the period	(194)	-	-	(81)	(3)	(110)	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2011
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	167	45	59	12	39	-	12
Past service cost - Plan amendments	57	-	20	-	37	-	-
Past service cost - Curtailments	(7)	-	-	-	(3)	-	(4)
Net interest cost/(income) on net DB liability/(asset)	179	58	20	12	70	-	19
Total	396	103	99	24	143	-	27

	Year Ended December 31, 2012
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	175	55	62	10	36	-	12
Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
Past service cost - Curtailments	(133)	-	(94)	-	(32)	-	(7)
Net interest cost/(income) on net DB liability/(asset)	185	57	23	19	72	-	14
Total	197	124	(52)	29	77	-	19

	Year Ended December 31, 2013
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	165	49	45	11	46	1	13
Past service cost - Plan amendments	1	-	-	-	1	-	-
Past service cost - Curtailments and settlements	(4)	-	-	-	-	(4)	-
Net interest cost/(income) on net DB liability/(asset)	195	63	35	20	62	-	15
Total	357	112	80	31	109	(3)	28

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal Operating Subsidiaries in the U.S., Canada and Europe, among certain other countries (mainly Mexico and Algeria), provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

The current labor agreement between ArcelorMittal USA and the United Steelworkers requires payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust at a fixed amount of 25 per quarter. The VEBA primarily provides limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Additionally, ArcelorMittal USA’s retiree health care costs are capped at the 2008 per capita level for years 2010 and after.  The VEBA can be utilized to the extent funds are available for costs in excess of the cap for these retirees.  An agreement with the union allowed ArcelorMittal USA to defer quarterly contributions in 2009 and for the first three quarters of 2010. Payments resumed in the fourth quarter of 2010. These deferred contributions were fully paid in 2012. In 2012, the labor agreement was renewed for a period of three years without any significant benefit amendments.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plan. These assets consist of 65% in fixed income and 35% in equities and alternatives. The total fair value of the assets in the VEBA trust was 679 as of December 31, 2013.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2012
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,619	4,953	948	548	170
	Current service cost	86	42	12	21	11
	Interest cost on DBO	298	215	42	28	13
	Past service cost - Plan amendments	(148)	10	(163)	1	4
	Plan participants’ contribution	23	23	-	-	-
	Curtailments and settlements	(1)	-	-	(1)	-
	Actuarial (gain) loss	114	(75)	60	104	25
	Demographic assumptions	(563)	(356)	(206)	5	(6)
	Financial assumptions	442	225	84	108	25
	Experience adjustment	235	56	182	(9)	6
	Benefits paid	(334)	(233)	(53)	(36)	(12)
	Foreign currency exchange rate differences and other movements	77	-	24	24	29
	Benefit obligation at end of the period	6,734	4,935	870	689	240

	Change in plan assets
	Fair value of plan assets at beginning of the period	529	514	-	15	-
	Interest income on plan assets	21	20	-	1	-
	Return on plan assets greater/(less) than discount rate	18	18	-	-	-
	Employer contribution	344	344	-	-	-
	Plan participants’ contribution	23	23	-	-	-
	Benefits paid	(230)	(230)	-	-	-
	Foreign currency exchange rate differences and other movements	(1)	-	-	(1)	-
	Fair value of plan assets at end of the period	704	689	-	15	-

	Present value of the wholly or partly funded obligation	(1,581)	(1,478)	-	(103)	-
	Fair value of plan assets	704	689	-	15	-
	Net present value of the wholly or partly funded obligation	(877)	(789)	-	(88)	-
	Present value of the unfunded obligation	(5,153)	(3,457)	(870)	(586)	(240)
	Net amount recognized	(6,030)	(4,246)	(870)	(674)	(240)

		Year Ended December 31, 2013
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,734	4,935	870	689	240
	Current service cost	96	41	13	26	16
	Interest cost on DBO	275	201	37	21	16
	Past service cost - Plan amendments	3	-	-	(2)	5
	Plan participants’ contribution	21	21	-	-	-
	Curtailments and settlements	(24)	-	-	(24)	-
	Actuarial (gain) loss	(698)	(572)	(61)	(82)	17
	Demographic assumptions	14	47	(28)	(10)	5
	Financial assumptions	(600)	(517)	(44)	(30)	(9)
	Experience adjustment	(112)	(102)	11	(42)	21
	Benefits paid	(336)	(236)	(40)	(51)	(9)
	Foreign currency exchange rate differences and other movements [1]	(97)	-	(57)	37	(77)
	Benefit obligation at end of the period	5,974	4,390	762	614	208

	Change in plan assets
	Fair value of plan assets at beginning of the period	704	689	-	15	-
	Interest income on plan assets	27	27	-	-	-
	Return on plan assets greater/(less) than discount rate	32	33	-	(1)	-
	Employer contribution	189	189	-	-	-
	Plan participants’ contribution	21	21	-	-	-
	Benefits paid	(234)	(234)	-	-	-
	Foreign currency exchange rate differences and other movements	1	-	-	1	-
	Fair value of plan assets at end of the period	740	725	-	15	-

	Present value of the wholly or partly funded obligation	(1,403)	(1,322)	-	(81)	-
	Fair value of plan assets	740	725	-	15	-
	Net present value of the wholly or partly funded obligation	(663)	(597)	-	(66)	-
	Present value of the unfunded obligation	(4,571)	(3,068)	(762)	(533)	(208)
	Net amount recognized	(5,234)	(3,665)	(762)	(599)	(208)

1	Other movements include the divestiture of ArcelorMittal Annaba for (64)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2011
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	77	33	13	23	8
Past service cost - Plan amendments	19	-	4	15	-
Past service cost - Curtailments	(32)	-	(1)	(31)	-
Net interest cost/(income) on net DB liability/(asset)	302	213	50	29	10
Actuarial (gains)/losses recognized during the year	(4)	-	-	(4)	-
Total	362	246	66	32	18

	Year Ended December 31, 2012
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	86	42	12	21	11
Past service cost - Plan amendments	(148)	10	(163)	1	4
Past service cost - Curtailments	(1)	-	-	(1)	-
Net interest cost/(income) on net DB liability/(asset)	277	195	42	27	13
Actuarial (gains)/losses recognized during the year	32	-	-	32	-
Total	246	247	(109)	80	28

	Year Ended December 31, 2013
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	96	41	13	26	16
Past service cost - Plan amendments	3	-	-	(2)	5
Past service cost - Curtailments	(24)	-	-	(24)	-
Net interest cost/(income) on net DB liability/(asset)	248	174	37	21	16
Actuarial (gains)/losses recognized during the year	(10)	-	-	(10)	-
Total	313	215	50	11	37

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2011	2012	2013
Net periodic pension cost	396	197	357
Net periodic OPEB cost	362	246	313
Total	758	443	670

Cost of sales	216	(19)	193
Selling, general and administrative expenses	61	-	34
Financing costs - net	481	462	443
Total	758	443	670

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2012
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	46%	57%	8%	7%	49%	42%
- Asset classes that have a quoted market price in an active market	34%	51%	8%	7%	49%	9%
- Asset classes that do not have a quoted market price in an active market	12%	6%	-	-	-	33%
Fixed Income Securities (including cash)	37%	41%	91%	74%	51%	58%
- Asset classes that have a quoted market price in an active market	4%	36%	91%	72%	51%	5%
- Asset classes that do not have a quoted market price in an active market	33%	5%	-	2%	-	53%
Real Estate	4%	-	-	1%	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	1%	-	-
Other	13%	2%	1%	18%	-	-
- Asset classes that have a quoted market price in an active market	-	2%	-	5%	-	-
- Asset classes that do not have a quoted market price in an active market	13%	-	1%	13%	-	-
Total	100%	100%	100%	100%	100%	100%

	December 31, 2013
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	51%	58%	1%	8%	42%	44%
- Asset classes that have a quoted market price in an active market	37%	51%	1%	8%	40%	10%
- Asset classes that do not have a quoted market price in an active market	14%	7%	-	-	2%	34%
Fixed Income Securities (including cash)	33%	40%	98%	79%	58%	55%
- Asset classes that have a quoted market price in an active market	4%	35%	98%	78%	57%	5%
- Asset classes that do not have a quoted market price in an active market	29%	5%	-	1%	1%	50%
Real Estate	4%	-	-	-	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	-	-	-
Other	12%	2%	1%	13%	-	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	6%	-	-
- Asset classes that do not have a quoted market price in an active market	12%	-	-	7%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 44, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 939 and 1,226 in 2012 and 2013, respectively.

The Finance and Retirement Committees of the Boards of Directors for the respective Operating Subsidiaries have general supervisory authority over the respective trust funds. These committees have established asset allocation targets for the period as described below. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed upon.

	December 31, 2013
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	53%	57%	6%	7%	49%	36%
Fixed Income Securities (including cash)	34%	42%	92%	79%	50%	62%
Real Estate	4%	-	-	1%	-	1%
Other	9%	1%	2%	13%	1%	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2011	2012	2013	2011	2012	2013
Discount rate
Range	4.3% - 10.46%	3.15% - 10%	3.25% - 14%	4% - 7.5%	3.15% - 6.50%	3% - 22%
Weighted average	5.53%	4.61%	5.17%	4.61%	4.14%	4.86%
Rate of compensation increase
Range	2.31% - 9.7%	2.38% - 9.72%	2% - 10%	2% - 4.5%	2% - 5%	1.80% - 20%
Weighted average	3.52%	3.42%	3.66%	3.30%	3.21%	3.40%

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

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2011	2012	2013
Healthcare cost trend rate assumed
Range	2.00% – 5.38%	2.00% - 5.29%	2.00% - 6.09%
Weighted average	5.23%	5.16%	4.83%

Cash Contributions and maturity profile of the plans

In 2014, the Company is expecting its cash contributions to amount to 522 for pension plans, 321 for other post employment benefits plans, 197 for defined contribution plans and 65 for U.S. multi-employer plans. Cash contributions to defined contribution plans and to U.S. multi-employer plans sponsored by the Company, were respectively 195 and 65 in 2013.

At December 31, 2013, the weighted average durations of the pension and other post employment benefits plans were 11 years (2012: 11 years) and 13 years (2012: 13 years), respectively.

Risks associated with defined benefit plans

Through its defined benefit pension plans and OPEB plans, ArcelorMittal is exposed to a number of risks, the most significant of which are detailed below:

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Asset Volatility

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit. In most countries with funded plans, plan assets hold a significant portion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, ArcelorMittal intends to reduce the level of investment risk by investing more in assets that better match the liabilities. However, ArcelorMittal believes that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate element of a long-term strategy to manage the plans efficiently. See below for more details on ArcelorMittal’s asset-liability matching strategy.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Life expectancy

The majority of the plans provide benefits for the life of the covered members, so increases in life expectancy will result in an increase in the plans’ benefit obligations.

Assumption regarding future mortality has been based on statistics and mortality tables. The current longevities at retirement underlying the values of the defined benefit obligation were approximately 20 years.

Healthcare cost trend rate

The majority of the OPEB plans’ benefit obligations are linked to the change in the cost of various health care components. Future healthcare cost will vary based on several factors including price inflation, utilization rate, technology advances, cost shifting and cost containing mechanisms. A higher healthcare cost trend will lead to higher OPEB plan liabilities.

Multi-employer plans

ArcelorMittal participates in a multi-employer pension plan in the U.S. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2012, the multi-employer pension plan showed a deficit of 760 and a funded ratio of 79%. ArcelorMittal represented roughly 30% of total contributions made to the plan in the past few years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2013, the defined benefit obligation  for pension plans was 11,620):

	Effect on 2014 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2013 DBO
Change in assumption
100 basis points decrease in discount rate	(25)	1,466
100 basis points increase in discount rate	18	(1,201)
100 basis points decrease in rate of compensation	(23)	(231)
100 basis points increase in rate of compensation	26	251
1 year increase of the expected life of the beneficiaries	18	302

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2013 the defined benefit obligation for post-employment benefit plans was 5,974):

	Effect on 2014 Pre-Tax pension Expense (sum of service cost and interest cost)	Effect of December 31, 2013 DBO
Change in assumption
100 basis points decrease in discount rate	(9)	775
100 basis points increase in discount rate	6	(629)
100 basis points decrease in healthcare cost trend rate	(38)	(557)
100 basis points increase in healthcare cost trend rate	47	669
1 year increase of the expected life of the beneficiaries	10	189

The above sensitivities reflect the effect of changing one assumption at the time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

NOTE 26: CONTINGENCIES

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 2.

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

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2013, excluding asset retirement obligations, ArcelorMittal had established provisions of 915 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 595 in Europe, 177 in the United States, 111 in South Africa and 32 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 177 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 21 is expected to be spent in 2014. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 28, with anticipated spending of 3 during 2014, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include approximately 13 for such sediment assessment and remediation, and 7 for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 42 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of an operational improvement plan to improve treatment facility operations and lower long-term wastewater treatment costs. The Consent Order and Agreement also required ArcelorMittal USA to propose a long-term financial assurance mechanism. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and it will take several years to reach the current target value of approximately 44. This target value is based on average spending over the last three years. The Company currently expects this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of 31 as of December 31, 2013. Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately 29 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging that in early 1994 the facility (then owned by Bethlehem Steel, from whom the assets were acquired out of bankruptcy) commenced a major modification of its #2 Coke Battery without obtaining a Prevention of Significant Deterioration (“PSD”) air permit and has continued to operate without the appropriate PSD permit. ArcelorMittal USA has discussed the allegations with the EPA, but to date there have been no further formal proceedings. U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities. Some of the EPA’s information requests and subsequent allegations relate to recent operations and some relate to historical actions under former facility owners that occurred 12 to 26 years ago. In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

noncompliance based primarily on self-reported Title V permit concerns. Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S.  EPA and affected state agencies involving all of the NOVs occurred in 2012 and are expected to reconvene in 2014.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 595 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (150), Belgium (281), Luxembourg (68), Poland (38), Germany (37), Czech Republic (12) and Spain (7). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 150, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at Le Creusot site and to the rehabilitation of waste disposal areas at Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of 281, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately 68, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to soil treatment to be performed in Terre-Rouge in 2014, elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of Belval Blast Furnace water pond and former production sites. A provision of approximately 62 covers these obligations.

ArcelorMittal Belval and Differdange have an environmental provision of approximately 4 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Poland

ArcelorMittal Poland S.A.’s environmental provision of 38 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of 37 essentially relates to ArcelorMittal Bremen for the post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 12, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 7 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 111 to be used over 15 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 38 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 70 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately 34 of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 34 years. Approximately 29 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

The remainder of the obligation of approximately 10 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 26 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. ArcelorMittal Montreal has an environmental provision of approximately 6 for future capping of hazardous waste cells and disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2013, ArcelorMittal had established provisions for asset retirement obligations of 516, including 157 for Ukraine, 75 for Canada, 86 for Russia, 39 for the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

United States, 44 for Mexico, 30 for Belgium, 28 for Germany, 18 for South Africa, 7 for Brazil, 19 for Kazakhstan, and 13 for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryviy Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mines.

The AROs in Russia relate to the rehabilitation of two coal mines operating in the Kemerovo region (i.e., the Berezovskaya and Pervomayskaya mines), upon closure of the mines pursuant to the mining plan. The main areas of environmental remediation are as follows: dismantling of buildings and structures, mined land reclamation, quality control of water pumped out of the mines, monitoring of gas drainage bore-holes, soil and air.

The AROs in the United States principally relate to mine closure costs of the Hibbing and Minorca iron ore mines and Princeton coal mines.

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and Sonora and the joint operation of Pena Colorada iron ore mines.

In Belgium, the AROs are to cover the demolition costs for primary facilities at the Liège sites.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restoring the layer and stabilizing the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark, Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2037 and 2031, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the iron ore and coal mines.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and, specifically, the closure and rehabilitation plan under the current operating phase.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2013, ArcelorMittal had recorded provisions in the aggregate of approximately 355 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

On December 9, 2010, ArcelorMittal Tubarão Comercial S.A. (“ArcelorMittal Tubarão”), the renamed successor of Companhia Siderurgica de Tubarão (“CST”) following CST’s spin-off of most of its assets to ArcelorMittal Brasil in 2008, received a tax assessment from the Brazilian Federal Revenue Service relating to sales made by CST to Madeira, Portugal and the Cayman Islands. The tax assessment does not specify an amount. The tax authorities require that the profits of CST’s Madeira and Cayman Island subsidiaries be added to CST’s 2005 tax basis, and also that CST’s post-2005 tax basis be recalculated. The case is in the first administrative instance and the Company presented its defense in January 2011. On March 23, 2011, ArcelorMittal Tubarão received a further tax assessment for 2006 and 2007 in the amount of 276.7, including amounts related to the first tax assessment regarding the profits of CST’s Madeira and Cayman Island subsidiaries. ArcelorMittal Tubarão filed its defense in April 2011. The first administrative instance issued a decision confirming the amount of the tax assessments and ArcelorMittal Tubarão Comercial S.A. filed an appeal in April 2012. On November 29, 2013, ArcelorMittal Tubarão filed its petition to participate in a federal revenue program with a view to settling these disputes. ArcelorMittal Tubarão will pay 152.4 under the program, of which 14.6 has been paid in cash, 79.4 has been set-off against tax losses and 58.4 will be paid in 179 monthly installments in cash.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Brazilian social security administration has claimed against ArcelorMittal Brasil amounts for social security contributions not paid by outside civil construction service contractors for the 2001-2007 period. The amount claimed was 46.5. In February 2012, the first administrative instance issued a decision cancelling the tax assessment, which was confirmed by the administrative court in March 2013. The case is now closed.

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations amounted to 210.6 as of December 31, 2013. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, ArcelorMittal Tubarão received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 53.2 relating to a tax incentive (INVEST) used by the company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since it was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 583.4. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 265.5 to 140.6 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has indicated that it intends to appeal the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil intends to appeal the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST; (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V.; and (iii) CSL over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 534. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes is calculated), in an amount of approximately 31.9. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 64.3 as of December 31, 2013.

On August 12, 2013, the tax representative of ArcelorMittal Spain Holding (“AMSH”) received a tax assessment in the amount of 209.7 relating to the acquisition of ArcelorMittal Mineração Serra Azul (formerly London Mining Company) by AMSH in August 2008. The tax assessment, which also names certain Brazilian and U.K. affiliates of AMSH, relates to capital gains tax as well as associated interest and penalties. On September 10, 2013, the defendants filed their defense rejecting the assessment before the first administrative instance court. On December 3, 2013, ArcelorMittal Brasil filed its petition to participate in a federal revenue program settling these disputes. ArcelorMittal Brasil will pay 147.4 under the program, of which 80.5 will be paid in cash in 180 monthly installments and 66.9 will be applied by way of set-off against tax losses.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe €65 million in social contributions on various payments, the most significant of which relate to

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of €15.3 million, €9.9 million and €4.7 million are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe €142 million in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by €27 million. The dispute is now proceeding to the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 57 to ArcelorMittal Kryviy Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryviy Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryviy Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryviy Rih and the tax authorities filed an appeal. On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryviy Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvih Rih, resulting in a tax claim of approximately 187. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvih Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities in an amount of 187 and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryviy Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryviy Rih. On November 12, 2013, the tax authorities filed an appeal in cassation.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2013, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2013 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Since the filing of the Standard Iron Works lawsuit, other similar direct purchaser lawsuits have been filed in the same court and have been consolidated with the Standard Iron Works lawsuit. In January 2009, ArcelorMittal and the other defendants filed a motion to dismiss the direct purchaser claims. On June 12, 2009, the court denied the motion to dismiss and the class certification discovery and briefing stage has now closed, though no decision on class certification has been issued by the court yet. The hearing on the pending class certification motion is scheduled for March 2014. In addition, two putative class actions on behalf of indirect purchasers have been filed. Both of these have been transferred to the judge hearing the Standard Iron Works cases. It is too early in the proceedings for ArcelorMittal to determine the amount of its potential liability, if any.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE) issued its final decision against ArcelorMittal Brasil, imposing a fine of 57 (at December 31, 2013 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages based on the alleged violations investigated by CADE.

A further related lawsuit was commenced by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil, in February 2011, claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

Germany

In February 2013, Germany’s Federal Cartel Office (Bundeskartellamt) conducted unannounced inspections of ArcelorMittal FCE Germany GmbH, ThyssenKrupp and Voestalpine in relation to suspected anti-competitive practices regarding steel for automotive customers. To date, the Bundeskartellamt has not issued a statement of objections against ArcelorMittal FCE Germany (or, to ArcelorMittal’s knowledge, the other two companies); accordingly, ArcelorMittal cannot estimate its potential financial exposure.

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The claimant seeks an order declaring that ArcelorMittal South Africa’s pricing in 2006 in respect of low carbon wire rod amounted to price discrimination and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene, prohibiting, however, the claimant from seeking as relief the imposition of an administrative penalty. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets in respect of certain flat carbon steel products over a period of 10 years (1999-2009) in contravention of the South African Competition Act. The case was notified to ArcelorMittal South Africa in April 2012. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the South African Competition Tribunal.

In August 2013, the South African Competition Commission referred a complaint against four scrap metal purchasers in South Africa, including ArcelorMittal South Africa, to the South African Competition Tribunal for prosecution. The complaint alleges collusion among the purchasers to fix the price and other trading conditions for the purchase of scrap over a period from 1998 to at least 2008. If imposed, fines could amount to 10% of ArcelorMittal South Africa’s turnover for the year preceding any final decision by the Competition Tribunal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2013, ArcelorMittal had recorded provisions of approximately 299 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2013, (ii) that constitute a contingent liability, or (iii) that were resolved in 2013, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

In July 2004, the Illinois Environmental Protection Agency (the “IEPA”) notified Indiana Harbor East that it had identified that facility as a potentially responsible party in connection with alleged contamination relating to Hillside Mining Co. (“Hillside”), a company that Indiana Harbor East acquired in 1943, operated until the late 1940s and whose assets it sold in the early 1950s, in conjunction with the corporate dissolution of that company. ArcelorMittal was not ultimately required to enter into a consent decree to clean up portions of the former mining site. In 2012, two of the parties that did execute a consent decree sued other potentially responsible parties, including ArcelorMittal USA, to recover current and future investigation, clean-up and agency response costs. The defendants agreed to mediation and five of the six defendants (including ArcelorMittal USA) settled with the plaintiffs for liability for all investigation and remediation costs covered by the consent decree. On June 29, 2013, the Court entered an order barring the non-settling defendant and other parties to the consent order from seeking any additional costs from the settling defendants. The litigation is now concluded.

Argentina

Over the course of 2007 to 2013, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 32 different shipments made between 2002 and 2012. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 145.4. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. In February 2013, in ten cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 10.8). These decisions have been appealed to the Argentinian National Fiscal Court.

Brazil

Companhia Vale do Rio Doce (“Vale”) brought arbitration proceedings against ArcelorMittal España in Brazil, claiming damages arising from allegedly defective rails supplied by ArcelorMittal España to Vale for the Carajas railway in Brazil, which Vale alleges caused a derailment on the railway line. Vale quantified its claim as 64. Initial submissions were filed by the parties on November 26, 2009, and rebuttals were filed on January 29, 2010. The expert’s report was issued on November 7, 2011. In December 2012, the parties agreed to settle the matter and the settlement documentation was executed on May 14, 2013, effectively closing the case.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 56 and 25, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. ArcelorMittal is unable to reasonably estimate the amount of Mittal Steel North America Inc.’s and ArcelorMittal Tubular Products Roman’s liabilities relating to this matter, if any.

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of CAD$1 billion or rescission of the transfer of the Baffinland securities by members of the class.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits and such appeal was heard on November 20, 2013. Judgment was reserved.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is approximately €59 million. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.

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

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the Fall of 2015. ArcelorMittal will vigorously defend against any claims made for damages in this new phase of the arbitration.

South Africa

On February 5, 2010, ArcelorMittal South Africa (“AMSA”) received notice from Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) asserting that, with effect from March 1, 2010, it would no longer supply iron ore to AMSA on a cost plus 3% basis as provided for in the supply agreement entered into between the parties in 2001, on the grounds that AMSA had lost its 21.4% share in the mineral rights at the Sishen mine and that this was a prerequisite for the supply agreement terms. AMSA rejected this assertion and stated its firm opinion that SIOC is obligated to continue to supply iron ore to AMSA at cost plus 3%. The parties commenced an arbitration process (the “SIOC Arbitration”) in April 2010 to resolve this dispute. The SIOC Arbitration was later suspended in light of the Sishen Mining Rights Proceedings (as defined below). Following AMSA’s and SIOC’s entry into the 2014 Agreement (defined below) in November 2013, pursuant to which the parties agreed to settle the SIOC Arbitration, subject to certain conditions (as explained below), the parties notified the arbitrators of the settlement and that the arbitration process would not continue.

Pending resolution of the SIOC Arbitration, AMSA and SIOC entered into a series of agreements between 2010 and 2013 that established interim pricing arrangements for the supply of iron ore to AMSA’s production facilities in South Africa. On November 5, 2013, AMSA and SIOC entered into an agreement (the “2014 Agreement”) establishing long-term pricing arrangements for the supply of iron ore by SIOC to AMSA. Pursuant to the terms of the 2014 Agreement, which became effective on January 1, 2014, AMSA may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to AMSA by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the 2014 Agreement. The volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to AMSA from the Thabazimbi mine, the operational and financial risks of which will pass from AMSA to Kumba under the terms of the 2014 Agreement. The 2014 Agreement also settles various disputes between the parties, including the SIOC Arbitration. The 2014 Agreement is subject to a number of conditions, including that SIOC retains the entire Sishen mining right and is not required to account to any third party (excluding AMSA) in respect thereof. In addition, it is assumed that amendments to existing legislation or new legislation will not have a material effect on the terms of supply. Should SIOC become entitled to terminate the 2014 Agreement following occurrence of one of these conditions, the SIOC Arbitration would be re-initiated to determine AMSA’s entitlement to receive iron ore from SIOC on the terms of the 2014 Agreement. It is AMSA’s view that the 2014 Agreement is not affected by the South African Constitutional Court’s December 12, 2013 decision in respect of the Sishen Mining Rights Proceedings (discussed in the following paragraph).

On August 10, 2010, AMSA announced that it had entered into an agreement, subject to certain conditions, to acquire ICT, a company that in May 2010 had acquired the right to prospect for iron ore in a 21.4% share in the Sishen mine. The acquisition agreement lapsed in 2011. SIOC brought legal action (the “Sishen Mining Rights Proceedings”) against the South African government and ICT to challenge the grant of the prospecting right to ICT, and, on February 4, 2011, SIOC served on AMSA an application to join AMSA as a respondent in the review proceedings. ICT also made an application to the government for a mining right in respect of the 21.4% share in the Sishen mine, which SIOC challenged. AMSA applied to be joined as applicant in these proceedings, and, on June 6, 2011, the Court ordered AMSA’s joinder. AMSA argued in the proceedings that SIOC holds 100% of the rights in the Sishen mine. On December 15, 2011, the Court ruled that SIOC holds 100% of the rights in the Sishen mine and set aside the grant of the prospecting right to ICT. Both ICT and the South African government appealed this judgment to the Supreme Court of Appeal, which rejected their appeal on March 28, 2013. ICT and the South African government then appealed this judgment to the South African Constitutional Court, which delivered its judgment on December 12, 2013. The Constitutional Court’s principal decisions were as follows: (i) AMSA’s old order mining right in respect of 21.4% of the Sishen mine expired upon AMSA’s failure to convert that share on April 30, 2009; (ii) SIOC applied for and was granted conversion of its own old order mining right which equated to 78.6% of the Sishen mine; (iii) SIOC is the only party competent to apply for and be granted the remaining 21.4% share of the mining right by the Department of Mineral Resources, and was afforded three months to make such application to the Department of Mineral Resources; and (iv) ICT’s application was dismissed.

France

Retired and current employees of certain French subsidiaries of the former Arcelor have initiated lawsuits to obtain compensation for asbestos exposure in excess of the amounts paid by French social security (“Social Security”). Asbestos claims in France initially are made by way of a declaration of a work-related illness by the claimant to the Social Security authorities resulting in an investigation and a level of compensation paid by Social Security. Once the Social Security authorities recognize the work-related illness, the claimant, depending on the circumstances, can also file an action for inexcusable negligence (faute inexcusable) to obtain additional compensation from the company before a special tribunal. Where procedural errors are made by Social Security, it is required to assume full payment of damages awarded to the claimants. Due to fewer procedural errors made by Social Security, changes in the regulations and, consequently, fewer rejected cases, ArcelorMittal has been required to pay some amounts in damages since 2011.

The number of claims outstanding for asbestos exposure at December 31, 2013 was 385 as compared to 383 at December 31, 2012. The range of amounts claimed for the year ended December 31, 2013 was € 30,000 to €600,000 (approximately $40,777 to $815,546 ). The aggregate costs and settlements for the year ended December 31, 2013 were approximately 2.63, of which approximately 0.31 represents legal fees and approximately 2.31 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2012 were approximately 2.5, of which approximately 0.29 represents legal fees and approximately 2.2 represents damages paid to the claimant.

	in number of cases
	2012	2013
Claims unresolved at the beginning of the period	397	383
Claims filed	62	74
Claims settled, dismissed or otherwise resolved	(76)	(72)
Claims unresolved at the end of the period	383	385

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

ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.

Set out below is a summary of ongoing matters in this regard. Several other claims brought before other courts and regulators were dismissed and are definitively closed.

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately €180 million. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012 and the appeal proceedings are ongoing.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at €246.5 million), including those who filed the claims before the Luxembourg courts described (and quantified) above.

NOTE 27: SEGMENT AND GEOGRAPHIC INFORMATION

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2013, ArcelorMittal shipped its products to customers in over 170 countries, with its largest markets in the Flat Carbon Europe, Flat Carbon Americas and Long Carbon Americas and Europe segments. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

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

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,866	919	(21,190)	-
	Operating income (loss)	1,445	(319)	679	727	55	2,578	22	17	5,204
	Depreciation	925	1,540	1,005	517	179	496	34	-	4,696
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	670	1,004	1,119	613	152	1,297	17	-	4,872
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,819	833	(18,046)	-
	Operating income (loss)	1,010	(3,720)	(514)	(79)	(688)	1,209	(81)	218	(2,645)
	Depreciation	930	1,437	921	650	162	546	56	-	4,702
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	652	818	745	433	82	1,883	104	-	4,717
	Year ended December 31, 2013
	Sales to external customers	18,447	21,745	18,511	5,999	12,632	1,659	447	-	79,440
	Intersegment sales**	1,027	4,902	2,498	2,306	1,424	4,107	924	(17,188)	-
	Operating income (loss)	852	(933)	1,075	(476)	(132)	1,176	(290)	(75)	1,197
	Depreciation	941	1,462	905	539	151	642	55	-	4,695
	Impairment	-	45	-	196	41	162	-	-	444
	Capital expenditures	404	606	597	395	84	1,342	24	-	3,452

*	Others include all other operational and non-operational items which are not segmented.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8.

	Year Ended December 31,
	2011	2012	2013
Assets allocated to segments	107,523	96,818	93,993
Cash and cash equivalents, including restricted cash	3,908	4,540	6,232
Deferred tax assets	6,164	8,221	8,938
Assets held for sale	-	-	292
Other unallocated assets and eliminations	4,084	4,419	2,853
Total assets	121,679	113,998	112,308

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2011	2012	2013
Operating income (loss)	5,204	(2,645)	1,197
Income from investments in associates and joint ventures	614	185	(442)
Financing costs - net	(2,983)	(2,915)	(3,115)
Income (loss) before taxes	2,835	(5,375)	(2,360)
Income tax expense (benefit)	879	(1,906)	215
Discontinued operations	461	-	-
Net income (including non-controlling interests)	2,417	(3,469)	(2,575)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Geographical information

Sales (by destination)

	Year Ended December 31,
	2011	2012	2013
Americas
United States	16,526	16,539	15,625
Canada	3,571	3,617	3,299
Brazil	7,407	6,376	6,576
Argentina	1,271	1,236	1,279
Mexico	2,413	2,337	2,081
Others	2,043	2,209	2,181
Total Americas	33,231	32,314	31,041

Europe
France	6,078	5,062	4,764
Spain	5,021	3,764	3,900
Germany	9,111	7,645	6,834
Romania	931	779	755
Poland	4,235	3,614	3,523
Belgium	1,571	1,262	1,264
Italy	3,317	2,671	2,771
United Kingdom	1,959	1,654	1,442
Turkey	2,737	2,577	2,469
Czech Republic	1,921	1,660	1,608
Netherlands	1,072	978	904
Russia	1,511	1,770	1,618
Others	6,253	5,105	5,071
Total Europe	45,717	38,541	36,923

Asia & Africa
South Africa	3,624	3,338	2,908
China	1,303	1,218	1,395
Kazakhstan	698	659	791
India	838	686	406
Others	8,562	7,457	5,976
Total Asia & Africa	15,025	13,358	11,476

Total	93,973	84,213	79,440

Revenues from external customers attributed to the country of domicile (Luxembourg) were 294, 217 and 118 as of December 31, 2011, 2012 and 2013, respectively.

Non-current assets* per significant country:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

		Non-current assets
		As of December 31,
		2012	2013
	Americas
	Brazil	7,775	6,524
	United States	5,986	6,027
	Canada	6,526	5,985
	Mexico	1,563	1,491
	Trinidad and Tobago	251	221
	Venezuela	202	195
	Argentina	267	192
	Others	41	31
	Total Americas	22,611	20,666

	Europe
	France	5,801	5,806
	Ukraine	4,182	3,959
	Germany	3,301	3,355
	Spain	3,265	3,170
	Belgium	3,306	3,047
	Poland	2,635	2,712
	Luxembourg	1,686	1,886
	Czech Republic	816	854
	Romania	818	799
	Bosnia and Herzegovina	256	259
	Italy	263	253
	Others	761	554
	Total Europe	27,090	26,654

	Asia & Africa
	Kazakhstan	2,056	2,126
	South Africa	1,910	1,424
	Liberia	1,040	1,144
	Morocco	189	178
	Others	510	171
	Total Africa & Asia	5,705	5,043

	Unallocated assets	26,810	25,920
	Total	82,216	78,283

*

Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

Sales by type of products

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2012	2013
Flat products	51,936	45,748	43,737
Long products	22,437	20,686	19,331
Tubular products	2,915	2,760	2,401
Mining products	1,499	1,674	1,659
Others	15,186	13,345	12,312
Total	93,973	84,213	79,440

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 28: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2013, ArcelorMittal employed approximately 232,000 people and the total annual compensation of ArcelorMittal’s employees in 2011, 2012, and 2013 was as follows:

	Year Ended December 31,
	2011	2012	2013
Employee Information
Wages and salaries	10,553	10,228	9,891
Pension cost	378	6	248
Other staff expenses	1,719	1,676	1,740
Total	12,650	11,910	11,879

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2011, 2012, and 2013 was as follows:

	Year Ended December 31,
	2011	2012	2013
Base salary and directors fees	11	11	12
Short-term performance-related bonus	11	11	6
Post-employment benefits	1	1	1
Share based compensation	5	2	3

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

As of December 31, 2011, 2012 and 2013, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2011, 2012 and 2013, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

NOTE 29: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA which are 100% indirectly owned by the parent company and, as of March 9, 2007, by ArcelorMittal. The Company believes there are no significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Subsidiary Issuer (ArcelorMittal USA), Guarantor Subsidiaries of the parent, and the Non-guarantors of the parent on a combined

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

basis. Additional columns present consolidating adjustments and consolidated totals as of December 31, 2012 and 2013 and for the years ended 2011, 2012 and 2013.

Condensed consolidating statements of operations for the year ended December 31, 2011

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,541	10,095	82,820	(3,483)	93,973
Cost of sales (including depreciation and impairment)	7	3,520	9,905	75,263	(3,483)	85,212
Selling, general and administrative expenses	176	281	24	3,076	-	3,557
Operating income (loss)	(183)	740	166	4,481	-	5,204
Income from investments in subsidiaries, associates and joint ventures	3,484	91	-	(226)	(2,735)	614
Financing costs - net	(1,318)	(177)	(118)	(855)	(515)	(2,983)
Income (loss) before taxes	1,983	654	48	3,400	(3,250)	2,835
Income tax expense (benefit)	(437)	46	-	1,270	-	879
Net income from continuing operations (including non-controlling interests)	2,420	608	48	2,130	(3,250)	1,956
Discontinued operations, net of tax	-	-	-	461	-	461
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Net income attributable to equity holders of the parent:
Net income from continuing operations	2,420	608	48	2,133	(3,250)	1,959
Net income from discontinued operations	-	-	-	461	-	461
Net income attributable to equity holders of the parent	2,420	608	48	2,594	(3,250)	2,420
Net income from continuing operations attributable to non-controlling interests	-	-	-	(3)	-	(3)
Net income (including non-controlling interests)	2,420	608	48	2,591	(3,250)	2,417
Total other comprehensive income (loss)	(4,419)	(705)	-	(3,714)	4,419	(4,419)
Total comprehensive income (loss)	(1,999)	(97)	48	(1,123)	1,169	(2,002)

Condensed consolidating statements of cash flows for the year ended December 31, 2011

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2011, amounted to (40), 1910 and (1,877) respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities from continuing operations	(1,625)	112	261	3,301	-	2,049
Net cash used in operating activities from discontinued operations	-	-	-	(190)	-	(190)
Net cash provided by operating activities	(1,625)	112	261	3,111	-	1,859
Investing activities:
Purchase of property, plant and equipment and intangibles	(4)	(65)	(278)	(4,525)	-	(4,872)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	(860)	-	(860)
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(222)	-	-	(2,141)	2,268	(95)
Disposal of financial and fixed assets and other investing activities net	2,047	2	11	1,496	(2,268)	1,288
Cash receipt from loan to discontinued operations	-	-	-	900	-	900
Net cash flows used in investing activities from discontinued operations	-	-	-	(105)	-	(105)
Net cash used in investing activities	1,821	(63)	(267)	(5,235)	-	(3,744)
Financing activities:
Proceeds form mandatory convertible bonds	-	-	-	250	-	250
Acquisition of non-controlling interests	-	-	-	(108)	-	(108)
Proceeds from short-term debt	2,180	60	15	1,412	(2,120)	1,547
Proceeds from long-term debt, net of debt issuance costs	6,975	-	-	1,956	(1,762)	7,169
Payments of short-term debt	(5,000)	(52)	(11)	(3,785)	2,120	(6,728)
Payments of long-term debt	(3,186)	-	-	(42)	1,762	(1,466)
Sales of treasury shares for stock option exercises	5	-	-	-	-	5
Dividends paid	(1,172)	-	-	(32)	10	(1,194)
Other financing activities net	(5)	(57)	(3)	53	(10)	(22)
Net cash flows used in financing activities from discontinued operations	-	-	-	(8)	-	(8)
Net cash used in financing activities	(203)	(49)	1	(304)	-	(555)
Effect of exchange rate changes on cash	-	-	-	(68)	-	(68)
Net increase (decrease) in cash and cash equivalents	(7)	-	(5)	(2,496)	-	(2,508)
Cash and cash equivalents:
At the beginning of the year	7	-	12	6,190	-	6,209
Cash held for discontinued operations	-	-	-	123	-	123
At the end of the year	-	-	7	3,817	-	3,824

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	33	-	6	4,363	-	4,402
Restricted cash	53	-	-	85	-	138
Trade accounts receivable and other	-	43	43	5,019	(20)	5,085
Inventories	-	861	1,808	16,342	(8)	19,003
Prepaid expenses and other current assets	1,497	574	40	6,570	(5,527)	3,154
Total current assets	1,583	1,478	1,897	32,379	(5,555)	31,782
Property, plant and equipment	23	1,462	3,341	49,163	-	53,989
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	62,332	4,473	2,480	7,331	(69,435)	7,181
Other assets	11,980	1,770	12	18,468	(11,184)	21,046
Total assets	75,918	9,183	7,730	107,341	(86,174)	113,998

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	8,384	87	31	1,267	(5,421)	4,348
Trade accounts payable and other	-	383	676	10,356	(8)	11,407
Accrued expenses and other current liabilities	634	352	184	7,420	(508)	8,082
Total current liabilities	9018	822	891	19043	-5937	23837
Long-term debt, net of current portion	19,422	684	2,102	13,050	(13,293)	21,965
Deferred employee benefits	32	5,613	4	5,979	-	11,628
Other long-term obligations	430	227	19	5,399	27	6,102
Total liabilities	28902	7346	3016	43471	-19203	63532
Equity attributable to the equity holders of the parent	47,016	1,837	4,714	62,891	(69,442)	47,016
Non-controlling interests	-	-	-	979	2,471	3,450
Total liabilities and equity	75,918	9,183	7,730	107,341	(86,174)	113,998

Condensed consolidating statements of operations for the year ended December 31, 2012

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,746	10,527	72,408	(3,468)	84,213
Cost of sales (including depreciation and impairment)	-	4,549	9,840	72,622	(3,468)	83,543
Selling, general and administrative expenses	16	307	25	2,966	1	3,315
Operating income (loss)	(16)	(110)	662	(3,180)	(1)	(2,645)
Income from investments in subsidiaries, associates and joint ventures	47,824	594	-	185	(48,418)	185
Financing costs - net	(51,158)	(158)	(119)	(2,189)	50,709	(2,915)
Income (loss) before taxes	(3,350)	326	543	(5,184)	2,290	(5,375)
Income tax expense (benefit)	2	(33)	-	(1,875)	-	(1,906)
Net income (loss) (including non-controlling interests)	(3,352)	359	543	(3,309)	2,290	(3,469)
Net income (loss) attributable to equity holders of the parent	(3,352)	359	543	(3,192)	2,290	(3,352)
Net income (loss) attributable to non-controlling interest	-	-	-	(117)	-	(117)
Net income (loss) from continuing operations	(3,352)	359	543	(3,309)	2,290	(3,469)
Total other comprehensive income (loss)	(1,916)	70	-	(1,986)	1,916	(1,916)
Total comprehensive income (loss)	(5,268)	429	543	(5,295)	4,206	(5,385)

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

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	20,693	621	228	6,132	(22,334)	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(3)	(62)	(216)	(4,436)	-	(4,717)
Acquisition of net assets of subsidiaries and non-controlling interests, net of cash acquired	-	-	-	544	-	544
Investment in subsidiaries, associates and joint ventures accounted for under equity method	(36,280)	-	-	(33,040)	69,277	(43)
Disposal of financial and fixed assets and other investing activities net	19,370	(3)	4	26,272	(45,157)	486
Net cash used in investing activities	(16,913)	(65)	(212)	(10,660)	24,120	(3,730)
Financing activities:
Proceeds from subordinated perpetual capital securities	642	-	-	-	-	642
Acquisition of non-controlling interests	-	-	-	(62)	-	(62)
Proceeds from short-term debt	-	-	-	6,386	(4,701)	1,685
Proceeds from long-term debt, net of debt issuance costs	3,937	(38)	4	183	-	4,086
Payments of short-term debt	(4,762)	(518)	(21)	(3,040)	4,686	(3,655)
Payments of long-term debt	(2,386)	-	-	(41)	-	(2,427)
Dividends paid	(1,172)	-	-	(22,361)	22,342	(1,191)
Dividends received	-	-	-	8	(8)	-
Other financing activities net	(6)	-	-	24,014	(24,105)	(97)
Net cash used in financing activities	(3,747)	(556)	(17)	5,087	(1,786)	(1,019)
Effect of exchange rate changes on cash	-	-	-	(13)	-	(13)
Net increase (decrease) in cash and cash equivalents	33	-	(1)	546	-	578
Cash and cash equivalents:
At the beginning of the year	-	-	7	3,817	-	3,824
At the end of the year	33	-	6	4,363	-	4,402

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of financial position as of December 31, 2013

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	-	-	8	6,064	-	6,072
Restricted cash	53	-	-	107	-	160
Trade accounts receivable and other	-	67	53	4,813	(47)	4,886
Inventories	-	946	1,630	16,665	(1)	19,240
Prepaid expenses and other current assets	3,935	494	50	8,193	(9,297)	3,375
Assets held for sale	-	-	-	292	-	292
Total current assets	3,988	1,507	1,741	36,134	(9,345)	34,025
Property, plant and equipment	26	1,560	3,320	46,458	-	51,364
Investments in subsidiaries, associates and joint ventures and intercompany long- term receivable	63,556	4,220	3,150	8,731	(71,724)	7,933
Other assets	13,357	1,829	10	23,733	(19,943)	18,986
Total assets	80,927	9,116	8,221	115,056	(101,012)	112,308

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	5,460	236	26	6,994	(8,624)	4,092
Trade accounts payable and other	-	444	737	11,437	(14)	12,604
Accrued expenses and other current liabilities	993	384	225	7,566	(712)	8,456
Liabilities held for sale	-	-	-	83	-	83
Total current liabilities	6,453	1,064	988	26,080	(9,350)	25,235
Long-term debt, net of current portion	24,385	389	2,086	12,835	(21,476)	18,219
Deferred employee benefits	25	4,285	3	5,181	-	9,494
Other long-term obligations	271	244	17	6,197	(542)	6,187
Total liabilities	31,134	5,982	3,094	50,293	(31,368)	59,135
Equity attributable to the equity holders of the parent	49,793	3,134	5,127	63,386	(71,647)	49,793
Non-controlling interests	-	-	-	1,377	2,003	3,380
Total liabilities and equity	80,927	9,116	8,221	115,056	(101,012)	112,308

Condensed consolidating statements of operations for the year ended December 31, 2013

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Sales	-	4,260	9,953	68,280	(3,053)	79,440
Cost of sales (including depreciation and impairment)	12	4,072	9,619	64,597	(3,053)	75,247
Selling, general and administrative expenses	25	279	19	2,673	-	2,996
Operating (loss) income	(37)	(91)	315	1,010	-	1,197
Income from investments, associates and joint ventures	(922)	248	-	404	(172)	(442)
Financing costs - net	(1,704)	(135)	(120)	(324)	(832)	(3,115)
(Loss) / Income before taxes	(2,663)	22	195	1,090	(1,004)	(2,360)
Income tax (benefit) expense	(118)	10	-	323	-	215
Net (loss) income (including non-controlling interests)	(2,545)	12	195	767	(1,004)	(2,575)
Net (loss) income attributable to equity holders of the parent	(2,545)	12	196	796	(1,004)	(2,545)
Net (loss) income attributable to non-controlling interests	-	-	(1)	(29)	-	(30)
Net (loss) income from continuing operations	(2,545)	12	195	767	(1,004)	(2,575)
Total other comprehensive income (loss)	1,085	1,284	-	(199)	(1,085)	1,085
Total comprehensive (loss) income	(1,460)	1,296	195	568	(2,089)	(1,490)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Condensed consolidating statements of cash flows for the year ended December 31, 2013

The Parent Company’s Cash Flows are offset by loans and other operating movements with group companies. Without these, the net cash flows from operating, investing and financing activities, for the year ended December 2013, amounted to 457, (7,685) and 7,196 respectively.

	Parent			Non-	Consolidating	ArcelorMittal -
	Company	Issuer	Guarantors	guarantors	Adjustments	Consolidated
Net cash provided by operating activities	1,142	279	202	5,468	(2,795)	4,296
Investing activities:
Purchase of property, plant and equipment and intangibles	(5)	(30)	(175)	(3,242)	-	(3,452)
Disposal (Acquisition) of net assets of subsidiaries, net of cash acquired (disposed)	-	-	-	34	-	34
Acquisition of associates and joint ventures	(3,898)	-	-	(110)	3,835	(173)
Disposal of financial assets and other investing activities net	686	1	7	3,506	(3,486)	714
Net cash (used in) provided by investing activities	(3,217)	(29)	(168)	188	349	(2,877)
Financing activities:
Proceeds form mandatorily convertible notes	1,756	-	-	-	-	1,756
Common stock offering	2,222	-		-		2,222
Disposal of non-controlling interests	-	-	-	1,100	-	1,100
Proceeds from short-term debt	1,872	136	-	1,186	(2,022)	1,172
Proceeds from long-term debt, net of debt issuance costs	68	-	-	8	-	76
Payments of short-term debt	(3,312)	(7)	(26)	(3,373)	2,022	(4,696)
Payments of long-term debt	(168)	(312)	-	(366)	-	(846)
Dividends paid	(392)	-	-	(2,818)	2,795	(415)
Other financing activities net	(4)	(67)	(6)	298	(349)	(128)
Net cash provided by (used in) financing activities	2,042	(250)	(32)	(3,965)	2,446	241
Effect of exchange rate changes on cash	-	-	-	19	-	19
Net (decrease) increase in cash and cash equivalents	(33)	-	2	1,710	-	1,679
Cash and cash equivalents:
At the beginning of the year	33	-	6	4,363	-	4,402
Reclassification of the period end cash and cash equivalent to assets held for sale	-			(9)		(9)
At the end of the year	-	-	8	6,064	-	6,072

NOTE 30 – CHANGE IN ACCOUNTING POLICIES

On January 1, 2013, the Company adopted IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine”, the amendments to IAS 19 “Employee Benefits” (“IAS19R”), to IAS 27 “Separate Financial Statements” , to IAS 28 “Investments in Associates”, to IFRS 7”Financial Instruments: Disclosures” and to IAS 1 “Presentation of Financial Statements”. It adopted also various minor amendments of five standards in the framework of Annual Improvements.

Accordingly, the Company has applied retrospectively all standards, interpretations and amendments of standards for all periods presented. The Company did not identify any material impact with respect to the adoption of IFRS 10, IFRIC 20 and the amendments to IAS 27, IAS 28 and IFRS 7. It adopted the new accounting policy for joint arrangements in accordance with the transition provisions of IFRS 11. In accordance with this new standard, investments in joint arrangements are classified either as joint operations when the investor has rights to the assets and obligations for the liabilities relating to the joint arrangement or joint ventures when the investor has rights to the net assets of the joint arrangement, depending on the contractual rights and obligations of each investor rather than the legal structure of the joint arrangement. ArcelorMittal has assessed the nature of its joint arrangements and determined that Peňa Colorada (Mexico, Mining), Double G and I/N Tek (USA, Flat Carbon Americas) and a galvanizing coating line in Canada (Flat Carbon Americas) are joint operations. The Company, which previously accounted for these investments under the equity method, has recognized in relation to its interest in the joint operation its assets including its

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

share of any assets held jointly, its liabilities including its share of any liabilities held jointly, its share of revenue from the sale of the output by the joint operation, and its expenses, including its share of any expenses incurred jointly.

Following the adoption of the amendments to IAS 19, the liability for defined benefit plans has been adjusted to the present value of the defined benefit obligation deducting the fair value of the plan assets and all previously unrecognized actuarial gains and losses have been recognized net of tax in other comprehensive income. Actuarial gains and losses are no longer amortized over time through the statements of operations following the former “corridor approach” but are recognized in other comprehensive income. In addition, the discount rate of the defined benefit obligation and the return on plan assets are replaced by one single net interest cost on the net liability.

Also, as a result of the amendments to IAS 1, items of Other Comprehensive Income are now required to be grouped on the basis of whether or not they are potentially recyclable to profit or loss subsequently and presented accordingly.

As a result of the adoption of IFRS 11 and the amendments of IAS 19, the effects of the change in accounting policies on the statements of financial position at December 31, 2011 and 2012, the statements of operations, the statements of other comprehensive income, the statements of changes in net equity and the statements of cash flows for the year ended December 31, 2011 and 2012 are summarized below.

Transition from Consolidated Statements of Financial Position as reported to recast Consolidated Statements of Financial Position

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
ASSETS
Current assets:
Cash and cash equivalents	3,821	-	3	3,824	4,398	-	4	4,402
Restricted cash	84	-	-	84	138	-	-	138
Trade accounts receivable and other	6,452	-	-	6,452	5,085	-	-	5,085
Inventories	21,689	(37)	17	21,669	19,025	(44)	22	19,003
Prepaid expenses and other current assets	3,559	-	7	3,566	3,148	-	6	3,154
Total current assets	35,605	(37)	27	35,595	31,794	(44)	32	31,782

Non-current assets:
Goodwill and intangible assets	14,053	-	-	14,053	9,581	-	-	9,581
Biological assets	193	-	-	193	174	-	-	174
Property, plant and equipment	54,058	-	131	54,189	53,660	-	155	53,815
Investments in associates and joint ventures	9,041	(32)	(63)	8,946	7,286	(31)	(74)	7,181
Other investments	226	-	-	226	1,020	-	-	1,020
Deferred tax assets	6,081	83	-	6,164	8,130	91	-	8,221
Other assets	2,623	(310)	-	2,313	2,928	(704)	-	2,224
Total non-current assets	86,275	(259)	68	86,084	82,779	(644)	81	82,216
Total assets	121,880	(296)	95	121,679	114,573	(688)	113	113,998

	December 31, 2011				December 31, 2012
	as reported	IAS19R	IFRS 11	recast	as reported	IAS19R	IFRS 11	recast
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,784	-	(15)	2,769	4,339	-	9	4,348
Trade accounts payable and other	12,836	-	9	12,845	11,418	-	(11)	11,407
Short-term provisions	1,213	-	1	1,214	1,192	-	2	1,194
Accrued expenses and other liabilities	6,624	-	15	6,639	6,709	-	19	6,728
Income tax liabilities	367	-	-	367	160	-	-	160
Total current liabilities	23,824	-	10	23,834	23,818	-	19	23,837

Non-current liabilities:
Long-term debt, net of current portion	23,634	-	-	23,634	21,965	-	-	21,965
Deferred tax liabilities	3,680	(223)	1	3,458	3,228	(276)	6	2,958
Deferred employee benefits	7,160	3,959	23	11,142	7,223	4,378	27	11,628
Long-term provisions	1,601	-	2	1,603	1,862	-	2	1,864
Other long-term obligations	1,504	-	-	1,504	1,280	-	-	1,280
Total non-current liabilities	37,579	3,736	26	41,341	35,558	4,102	35	39,695
Total liabilities	61,403	3,736	36	65,175	59,376	4,102	54	63,532

Equity :
Common shares	9,403	-	-	9,403	9,403	-	-	9,403
Treasury shares	(419)	-	-	(419)	(414)	-	-	(414)
Additional paid-in capital	19,056	-	-	19,056	19,082	-	-	19,082
Subordinated perpetual capital securities	-	-	-	-	650	-	-	650
Retained earnings	30,531	120	59	30,710	25,633	494	59	26,186
Reserves	(1,881)	(4,127)	-	(6,008)	(2,631)	(5,260)	-	(7,891)
Equity attributable to the equity holders of the parent	56,690	(4,007)	59	52,742	51,723	(4,766)	59	47,016
Non-controlling interests	3,787	(25)	-	3,762	3,474	(24)	-	3,450
Total equity	60,477	(4,032)	59	56,504	55,197	(4,790)	59	50,466
Total liabilities and equity	121,880	(296)	95	121,679	114,573	(688)	113	113,998

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition of Consolidated Statements of Operations as reported to recast Consolidated Statements of Operations

		Year Ended December 31, 2011				Year Ended December 31, 2012

		as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
	Sales	93,973	-	-	93,973	84,213	-	-	84,213
	Cost of sales	85,519	(287)	(20)	85,212	84,117	(546)	(28)	83,543
	Gross margin	8,454	287	20	8,761	96	546	28	670
	Selling, general and administrative expenses	3,556	(8)	9	3,557	3,322	(17)	10	3,315
	Operating income (loss)	4,898	295	11	5,204	(3,226)	563	18	(2,645)
	Income from investments, associates and joint ventures	620	-	(6)	614	194	-	(9)	185
	Financing costs - net	(2,838)	(144)	(1)	(2,983)	(2,737)	(177)	(1)	(2,915)
	Income (loss) before taxes	2,680	151	4	2,835	(5,769)	386	8	(5,375)
	Income tax expense (benefit)	882	(7)	4	879	(1,925)	11	8	(1,906)
	Net income (loss) from continuing operations (including non-controlling interests)	1,798	158	-	1,956	(3,844)	375	-	(3,469)
	Discontinued operations, net of tax	461	-	-	461	-	-	-	-
	Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)

	Net income attributable to equity holders of the parent:
	Net income (loss) from continuing operations	1,802	157	-	1,959	(3,726)	374	-	(3,352)
	Net income (loss) from discontinued operations	461	-	-	461	-	-	-	-
	Net income (loss) attributable to equity holders of the parent	2,263	157	-	2,420	(3,726)	374	-	(3,352)
	Net income (loss) from continuing operations attributable to non-controlling interests	(4)	1	-	(3)	(118)	1	-	(117)
	Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)

		Year Ended December 31, 2011				Year Ended December 31, 2012

		as reported	IAS 19R	IFRS 11	recast	as reported	IAS 19R	IFRS 11	recast
	Earnings (loss) per common share (in U.S. dollars)
	Basic	1.46	0.10	-	1.56	(2.41)	0.24	-	(2.17)
	Diluted	1.19	0.10	-	1.29	(2.41)	0.24	-	(2.17)
	Earnings (loss) per common share - continuing operations (in U.S. dollars)
	Basic	1.16	0.10	-	1.26	(2.41)	0.24	-	(2.17)
	Diluted	0.90	0.10	-	1.00	(2.41)	0.24	-	(2.17)
	Earnings (loss) per common share - discontinued operations (in U.S. dollars)
	Basic	0.30	-	-	0.30	-	-	-	-
	Diluted	0.29	-	-	0.29	-	-	-	-
	Weighted average common shares outstanding (in millions) (note 19)
	Basic	1.549	-	-	1.549	1.549	-	-	1.549
	Diluted	1.611	-	-	1.611	1.550	-	-	1.550

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Other Comprehensive Income as reported to recast Consolidated Statements of Other Comprehensive Income

	Year Ended December 31,2011								Year Ended December 31, 2012
	2011 as reported		IAS 19R		IFRS 11		2011 recast		2012 as reported		IAS 19R		IFRS 11		2012 recast
Net income (including non-controlling interests)		2,259		158		-		2,417		(3,844)		375		-		(3,469)

Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(39)		-		-		(39)		(95)		-		-		(95)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	65		-		-		65		-		-		-		-
	26		-		-		26		(95)		-		-		(95)
Derivative financial instruments:
Gain (loss) arising during the period	82		-		-		82		4		-		-		4
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(249)		-		-		(249)		(717)		-		-		(717)
	(167)		-		-		(167)		(713)		-		-		(713)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(2,149)		-		-		(2,149)		78		-		-		78
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	(475)		-		-		(475)		392		-		-		392
	(2,624)		-		-		(2,624)		470		-		-		470

Share of other comprehensive income (loss) related to associates and joint ventures	(598)		-		-		(598)		(579)		-		-		(579)

Income tax benefit related to components of other comprehensive income that can be recycled to the consolidated statements of operations	68		-		-		68		134		-		-		134

Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial losses	-		(1,262)		-		(1,262)		-		(1,205)		-		(1,205)

Income tax benefit related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	-		138		-		138		-		72		-		72

Total other comprehensive income (loss)	(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(2,943)		(1,112)		-		(4,055)		(750)		(1,133)		-		(1,883)
Non-controlling interests	(352)		(12)		-		(364)		(33)		-		-		(33)

		(3,295)		(1,124)		-		(4,419)		(783)		(1,133)		-		(1,916)
Total comprehensive income (loss)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(680)		(955)		-		(1,635)		(4,476)		(759)		-		(5,235)
Non-controlling interests		(356)		(11)				(367)		(151)		1		-		(150)
Total comprehensive income (loss)		(1,036)		(966)		-		(2,002)		(4,627)		(758)		-		(5,385)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Changes in Equity as reported to recast Consolidated Statements of Changes in Equity

						Reserves
						Items that can be recycled to the consolidated statements of operations			Items that cannot be recycled to the consolidated statements of operations
	Share capital	Treasury shares	Subordinated perpetual capital securities	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity

Balance at December 31, 2010 as reported	9,950	(427)	-	20,198	31,647	(84)	368	778	-	62,430	3,670	66,100
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	(37)	-	-	-	(3,015)	(3,052)	(14)	(3,066)

Recast balance at December 31, 2010	9,950	(427)	-	20,198	31,669	(84)	368	778	(3,015)	59,437	3,656	63,093

Balance at December 31, 2011 as reported	9,403	(419)	-	19,056	30,531	(2,880)	235	764	-	56,690	3,787	60,477
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	120	-	-	-	(4,127)	(4,007)	(25)	(4,032)

Recast balance at December 31, 2011	9,403	(419)	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
Balance at December 31, 2012 as reported	9,403	(414)	650	19,082	25,633	(2,244)	(214)	(173)	-	51,723	3,474	55,197
Adjustments following IFRS 11	-	-	-	-	59	-	-	-	-	59	-	59
Adjustments following IAS 19R	-	-	-	-	494	-	-	-	(5,260)	(4,766)	(24)	(4,790)

Recast balance at December 31, 2012	9,403	(414)	650	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Transition from Consolidated Statements of Cash Flows as reported to recast Consolidated Statements of Cash Flows

	Year Ended December 31,2011				Year Ended December 31,2012
	2011	IAS19R	IFRS 11	recast	2012	IAS19R	IFRS 11	recast
Operating activities:
Net income (loss) (including non-controlling interests)	2,259	158	-	2,417	(3,844)	375	-	(3,469)
Discontinued operations	(461)	-	-	(461)	-	-	-	-
Net income (loss) from continuing operations (including non-controlling interests)	1,798	158	-	1,956	(3,844)	375	-	(3,469)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	4,669	-	27	4,696	4,684	-	18	4,702
Impairment	331	-	-	331	5,035	-	-	5,035
Net interest	1,822	-	1	1,823	1,874	-	-	1,874
Income tax expense (benefit)	882	(7)	4	879	(1,925)	11	8	(1,906)
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	226	-	3	229	(135)	-	(19)	(154)
Labor agreements and separation plans	239	-	-	239	306	-	-	306
Litigation provisions (reversal)	(78)	-	-	(78)	86	-	-	86
Recycling of deferred gain on raw material hedges	(600)	-	-	(600)	(566)	-	-	(566)
Net gain on disposal of subsidiaries	-	-	-	-	(573)	-	-	(573)
Income from investments in associates and joint ventures	(640)	-	28	(612)	(201)	-	43	(158)
Provision on pensions and OPEB	909	(151)	-	758	829	(386)	-	443
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	(42)	-	-	(42)	99	-	-	99
Unrealized foreign exchange effects, other provisions and non-cash operating expenses net	371	-	(8)	363	40	-	10	50
Changes in working capital excluding the effects from acquisitions:
Trade accounts receivable	(694)	-	-	(694)	1,153	-	-	1,153
Inventories	(3,057)	-	4	(3,053)	2,779	-	15	2,794
Trade accounts payable	(74)	-	34	(40)	(1,103)	-	(20)	(1,123)
Interest paid and received	(1,659)	-	-	(1,659)	(1,694)	-	-	(1,694)
Taxes paid	(1,237)	-	-	(1,237)	(555)	-	-	(555)
Dividends received	353	-	(4)	349	209	-	(4)	205
Cash contributions to plan assets and benefits paid for pensions and OPEB	(879)	-	(7)	(886)	(1,157)	-	(5)	(1,162)
Cash received/(paid) from settlement of hedges not recognized in the consolidated statements of operations	175	-	-	175	(11)	-	-	(11)
VAT and other amount received (paid) from/to public authorities	(302)	-	-	(302)	241	-	-	241
Other working capital and provisions movements	(546)	-	-	(546)	(277)	-	-	(277)
Net cash flows (used in ) provided by operating activities from discontinued operations	(190)	-	-	(190)	-	-	-	-
Net cash provided by operating activities	1,777	-	82	1,859	5,294	-	46	5,340
Investing activities:
Purchase of property, plant and equipment and intangibles	(4,838)	-	(34)	(4,872)	(4,683)	-	(34)	(4,717)
(Acquisition)/Disposal of net assets of subsidiaries and non-controlling interests, net of cash acquired/(disposed of)	(860)	-	-	(860)	544	-	-	544
Investments in associates and joint ventures accounted for under equity method	(95)	-	-	(95)	(43)	-	-	(43)
Disposals of financial assets	2,160	-	-	2,160	463	-	-	463
Other investing activities net	(840)	-	(32)	(872)	59	-	(36)	23
Cash receipt from loan to discontinued operations	900	-	-	900	-	-	-	-
Net cash flows used in investing activities from discontinued operations	(105)	-	-	(105)	-	-	-	-
Net cash used in investing activities	(3,678)	-	(66)	(3,744)	(3,660)	-	(70)	(3,730)
Financing activities:
Proceeds from mandatory convertible bonds	250	-	-	250	-	-	-	-
Proceeds from subordinated perpetual capital securities	-	-	-	-	642	-	-	642
Acquisition of non-controlling interests	(108)	-	-	(108)	(62)	-	-	(62)
Proceeds from short-term debt	1,562	-	(15)	1,547	1,675	-	10	1,685
Proceeds from long-term debt, net of debt issuance costs	7,169	-	-	7,169	4,086	-	-	4,086
Payments of short-term debt	(6,728)	-	-	(6,728)	(3,670)	-	15	(3,655)
Payments of long-term debt	(1,466)	-	-	(1,466)	(2,427)	-	-	(2,427)
Sale of treasury shares for stock option exercises	5	-	-	5	-	-	-	-
Dividends paid	(1,194)	-	-	(1,194)	(1,191)	-	-	(1,191)
Other financing activities net	(22)	-	-	(22)	(97)	-	-	(97)
Net cash flows used in financing activities from discontinued operations	(8)	-	-	(8)	-	-	-	-
Net cash used in financing activities	(540)	-	(15)	(555)	(1,044)	-	25	(1,019)
Effect of exchange rate changes on cash	(68)	-	-	(68)	(13)	-	-	(13)
Net increase (decrease) in cash and cash equivalents	(2,509)	-	1	(2,508)	577	-	1	578
At the beginning of the year	6,207	-	2	6,209	3,821	-	3	3,824
Cash held for discontinued operations	123	-	-	123	-	-	-	-
At the end of the year	3,821	-	3	3,824	4,398	-	4	4,402