Form 20-F
period 2014-12-31
ArcelorMittal
filed 2015-02-24
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

24-26, Boulevard d’Avranches, L-1160 Luxembourg,
Grand Duchy of Luxembourg

(Address of Registrant’s principal executive offices)

Henk Scheffer, Company Secretary, 24-26, Boulevard d’Avranches, L-1160 Luxembourg,
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

Yes  x    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  x    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‐T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐  International Financial Reporting Standards as issued by the International Accounting Standards

Board  x   Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  x

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Definitions and Terminology

Unless indicated otherwise, or the context otherwise requires, references herein to “ArcelorMittal”, “we”, “us”, “our” and the “Company” or similar terms are to ArcelorMittal, formerly known as Mittal Steel Company N.V. (“Mittal Steel”), having its registered office at 24-26, Boulevard  d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg, and, where the context requires, its consolidated subsidiaries. References to the “ArcelorMittal group” and the “Group” are to ArcelorMittal and its consolidated subsidiaries. ArcelorMittal’s principal subsidiaries, categorized by reporting segment and location, are listed below.

All references herein to “Arcelor” refer to Arcelor, a société anonyme incorporated under Luxembourg law, which was acquired by Mittal Steel on August 1, 2006. For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

Name of Subsidiary	Abbreviation	Country
NAFTA
ArcelorMittal Dofasco Inc.	ArcelorMittal Dofasco	Canada
ArcelorMittal Mexico S.A. de C.V.	ArcelorMittal Mexico	Mexico
ArcelorMittal USA LLC	ArcelorMittal USA	USA
ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
ArcelorMittal Montreal Inc.	ArcelorMittal Montreal	Canada

Brazil and neighboring countries ("Brazil")
ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina
ArcelorMittal Point Lisas Ltd.	ArcelorMittal Point Lisas	Trinidad and Tobago

Europe
ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique & Lorraine	France
ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
ArcelorMittal España S.A.	ArcelorMittal España	Spain
ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
Industeel Belgium S.A.	Industeel Belgium	Belgium
Industeel France S.A.	Industeel France	France
ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
Société Nationale de Sidérurgie S.A.	Sonasid	Morocco
ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany
ArcelorMittal Warszawa S.p.z.o.o.	ArcelorMittal Warszawa	Poland

Africa and Commonwealth of Independent States ("ACIS")
ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine
ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Mining
ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

In addition, unless indicated otherwise, or the context otherwise requires, references in this annual report to:

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

•         “KZT” are to the Kazakhstani tenge, the official currency of Kazakhstan;

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

•         “upstream” are to operations that precede downstream steel-making, coking coal, coke, sinter, DRI, blast furnace, basic oxygen furnace (“BOF”), electric arc furnace (“EAF”), casters & hot rolling/plate mill;

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

•         “run of mine” or “ROM” are mined to be fed to a preparation and/or concentration process;

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

Financial Information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2013 and 2014, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2012, 2013 and 2014. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Market Information

This annual report includes industry data and projections about the Company’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this annual report are based primarily on public sources including, but not limited to, publications of the World Steel Association. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. The Company has not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases the Company has made statements in this annual report regarding its industry and its position in the industry based on internal surveys, industry forecasts and market research, as well as the Company’s experience. While these statements are believed to be reliable, they have not been independently verified.

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

•         risks relating to continued weakness of the eurozone economy;

•         the risk that excessive capacity in the steel industry may weigh on the profitability of steel producers;

•         any volatility in the supply or prices of raw materials, energy or transportation, mismatches with steel price trends, or protracted low raw materials or steel prices;

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

•         the risk of damage to ArcelorMittal’s production facilities due to natural disasters or severe weather conditions;

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected Financial Data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014, prepared in accordance with IFRS as issued by the IASB. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

	Consolidated Statements of Operations
	(Amounts in $ millions except per share data and percentages)
		Year ended December 31,
		2010	2011	2012	2013	2014
	Sales[1]	$78,025	$93,973	$84,213	$79,440	$79,282
	Cost of sales (including depreciation and impairment)2 3	70,886	85,212	83,543	75,247	73,288
	Selling, general and administrative expenses	3,356	3,557	3,315	2,996	2,960
	Operating income/(loss)	3,783	5,204	(2,645)	1,197	3,034
	Operating income/(loss) as percentage of sales	4.85%	5.54%	(3.14%)	1.51%	3.83%
	Income (loss) from associates, joint ventures and other investments	442	614	185	(442)	(172)
	Financing costs—net	(2,289)	(2,983)	(2,915)	(3,115)	(3,382)
	Income/(loss) before taxes	1,936	2,835	(5,375)	(2,360)	(520)
	Net income/(loss) from continuing operations (including non-controlling interest)	3,440	1,956	(3,469)	(2,575)	(974)
	Discontinued operations	(338)	461	-	-	-
	Net income/(loss) attributable to equity holders of the parent	3,013	2,420	(3,352)	(2,545)	(1,086)
	Net income/(loss) (including non-controlling interest)	3,102	2,417	(3,469)	(2,575)	(974)
	Earnings per common share—continuing operations (in U.S. dollars)
	Basic earnings per common share[4]	2.21	1.26	(2.17)	(1.46)	(0.61)
	Diluted earnings per common share[4]	1.98	1.00	(2.17)	(1.46)	(0.61)
	Earnings per common share— discontinued operations (in U.S. dollars)
	Basic earnings per common share[4]	(0.22)	0.30	-	-	-
	Diluted earnings per common share[4]	(0.20)	0.29	-	-	-
	Earnings per common share (in U.S. dollars)
	Basic earnings per common share[4]	1.99	1.56	(2.17)	(1.46)	(0.61)
	Diluted earnings per common share[4]	1.78	1.29	(2.17)	(1.46)	(0.61)
	Dividends declared per share	0.75	0.75	0.75	0.20	0.20

	Consolidated Statements of Financial Position[5]
	(Amounts in $ millions except share, production and shipment data)
		As of December 31,
		2010	2011	2012	2013	2014

	Cash and cash equivalents including restricted cash[6]	$6,291	$3,908	$4,540	$6,232	$4,016
	Property, plant and equipment and biological assets	54,479	54,382	53,989	51,364	46,593
	Total assets	130,748	121,679	113,998	112,308	99,179
	Short-term debt and current portion of long-term debt	6,716	2,769	4,348	4,092	2,522
	Long-term debt, net of current portion	19,292	23,634	21,965	18,219	17,275
	Net assets	63,093	56,504	50,466	53,173	45,160
	Share capital	9,950	9,403	9,403	10,011	10,011
	Basic weighted average common shares outstanding (millions)	1,512	1,549	1,549	1,780	1,791
	Diluted weighted average common shares outstanding (millions)[8]	1,600	1,611	1,549	1,780	1,791

	Other Data
	Net cash provided by operating activities	$4,061	$1,859	$5,340	$4,296	$3,870
	Net cash (used in) investing activities	(3,510)	(3,744)	(3,730)	(2,877)	(3,077)
	Net cash (used in) provided by financing activities	18	(555)	(1,019)	241	(2,750)
	Total production of crude steel (thousands of tonnes)	90,582	91,891	88,231	91,186	93,127
	Total shipments of steel products (thousands of tonnes)[7]	82,670	83,456	82,182	82,610	85,125

1	Including $4,873 million, $5,875 million, $5,181 million, $4,770 million and $6,606 million of sales to related parties for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 respectively.
2

Including $2,188 million, $2,615 million, $1,505 million, $1,310 million and $1,355 million of purchases from related parties for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 respectively.

3

Including depreciation and impairment of $4,949 million, $5,027 million, $9,737 million, $5,139 million and $4,203 million for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 respectively.

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

5	Stainless steel assets and liabilities are reclassified to assets and liabilities held for distribution only as of December 31, 2010 and not as at the other year-ends in this table.
6	Including restricted cash of $82 million, $84 million, $138 million, $160 million and $123 million at December 31, 2010, 2011, 2012, 2013 and 2014 respectively.
7

Shipments at group level were previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the former Distribution Solutions segment.  The new presentation of shipments eliminates both inter and intra-segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of distribution activities.

8	Adjusted for anti-dilutive instruments for the year ended December 31, 2012 and December 31, 2013.

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

The mining and steel industries have historically been highly volatile. This is due largely to the cyclical nature of the business sectors that are the principal consumers of steel and the industrial raw materials produced from mining, namely the automotive, construction, appliance, machinery, equipment, infrastructure and transportation industries. Demand for minerals and metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy. This correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis. The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal), in particular, recording sharply reduced revenues and operating losses. Recovery from the severe economic downturn of 2008/2009 has been sluggish and uneven across various industries and sectors and geographic regions. In 2013 and 2014, macroeconomic conditions improved in certain developed regions, such as North America, but remained weak in Europe and uneven in emerging markets. See “Item 5—Operating and Financial Review and Prospects—Economic Environment”. Growth of the Chinese economy, which in recent years has been one of the main demand drivers in the mining and steel industries, has continued to slow down, as has  growth in other emerging economies that are substantial consumers of steel (such as Brazil, Russia, India, and many markets in the Asian, Middle Eastern and CIS regions). A faltering of the recovery in North America, continued stagnation in Europe or a continued slowdown in emerging economies  would likely result in continued and prolonged subdued demand for (and hence the price of) steel. In addition, the importance of emerging markets to the mining and steel industry increases cyclical exposure, as these markets are mostly net exporters of steel. Moreover, adverse economic developments in China, in particular in the Chinese real estate sector, which has been the largest consumer of carbon steel in China, could have a negative impact on steel and iron ore demand. Chinese demand represented 64.3% and 67% of global demand for seaborne iron ore in 2013 and 2014, respectively. Should such events occur, they would likely have a material adverse effect on the mining and steel industries in general and on ArcelorMittal’s results of operations and financial condition in particular.

Continued weakness of the eurozone economy may continue to adversely affect the steel industry and ArcelorMittal’s business, results of operations and financial condition.

Steel producers with substantial sales in Europe, such as ArcelorMittal, were deeply affected by macroeconomic conditions in Europe over the 2011-2014 period, when the eurozone sovereign debt crisis and resulting austerity measures and other factors led to recession or stagnation in many of the national economies in the eurozone. In 2013, demand for steel in the eurozone declined to over 30% below 2007 levels. In 2014, demand for steel in the eurozone improved but only slightly. While macroeconomic conditions in the eurozone began to stabilize in 2013, growth has remained anemic and current expectations are for a continued sluggish recovery in the eurozone in the near to mid-term, with forecasts of 1.2% and 1.4% of growth in 2015 and 2016 from the IMF (forecast made in January 2015). In addition, the economic growth prospects differ among member states of the European Union and a risk of deflation exists. Moreover, the resurgence of a sovereign debt crisis in certain countries remains possible, especially in Greece, in light of the elections in January 2015 leading to the formation of an “anti-austerity” government.

Continued weakness in or a renewed deterioration of the eurozone economy would most likely result in continued and prolonged reduced demand for (and hence price of) steel in Europe and have a material adverse effect on the European steel industry in general and on ArcelorMittal’s results of operations and financial condition in particular.

Excess capacity and oversupply in the steel industry may weigh on the profitability of steel producers, including ArcelorMittal.

In addition to economic conditions, the steel industry is affected by global and regional production capacity and fluctuations in steel imports/exports and tariffs. The steel industry globally has historically suffered from structural overcapacity, which is amplified during periods of global or regional economic weakness due to weaker global or regional demand. In Europe, structural overcapacity is considerable, with studies indicating that European production capacity may exceed European demand by as much as 30%. In 2013, demand levels in Europe were more than 30% below those of 2007, widely considered to have been a peak in the industry cycle, and demand levels improved only slightly in 2014. Reaching equilibrium would therefore require supply-side reductions and/or demand recovery. These are difficult and costly to implement in the European context.  Moreover, the supply excess could be exacerbated by an increase in imports from emerging market producers. Outside of Europe, steel production capacity in China and certain other developing economies including Russia, Ukraine and Turkey, has increased substantially in recent years in response to a rapid increase in steel consumption in those markets. In particular, a recession in Russia (which seems likely in 2015) could result in increased steel exports to various regions, including the Company’s core eurozone and CIS markets, thereby exacerbating oversupply concerns. In addition, increased domestic steel production in Brazil may put further downward pressure on prices.

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

Given these structural capacity issues, ArcelorMittal remains exposed to the risk of steel production increases in China and other markets outstripping any increases in real demand. This “overhang” will likely weigh on steel prices and, in case of a rise in raw material costs, would exacerbate a “margin squeeze” in the steel industry, in particular in markets subject to overcapacity such as Europe.

Volatility in the supply and prices of raw materials, energy and transportation, and volatility or mismatches in steel prices, as well as protracted low prices for raw materials or steel, could adversely affect ArcelorMittal’s results of operations.

The prices of steel, iron ore, coking coal, coke and scrap are highly volatile.  For example, iron ore spot prices fluctuated between a peak of $160 per tonne in mid-February and $110 per tonne at the end of May in 2013. During the second half of 2014, iron ore spot prices dropped significantly reaching a historical low of $66-69 per tonne in late December, see “Item 5—Operating and Financial Review and Prospects—Raw Materials”.  Such volatility may be affected by, among other things: industry structural factors (including the oligopolistic nature of the (sea-borne) iron ore industry and the fragmented nature of the steel industry); trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); massive stocking and destocking activities (sudden drops in iron ore prices can lead  end-users to delay orders pushing prices further down); new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. In addition, recent steel price volatility has been driven by the risk of price corrections, in particular to spreads between higher prices in the United States than those in China. Furthermore, energy prices have historically varied significantly, and this trend is expected to continue due in part to market conditions.

As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for iron ore and steel and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in electric arc furnaces (“EAFs”) and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self-sufficiency rates were 65% for iron ore and 17% for pulverized coal injection (“PCI”) and coal in 2014) and is both expanding output at such mines and has new mines under development, it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company —Business Overview—Other Raw Materials and Energy”.

The Company is also exposed directly to price volatility in iron ore and coal as it sells such minerals to third parties to an increasing extent. This volatility was reflected directly in the results of the Company’s mining segment in 2013 and 2014, the profitability of which decreased substantially as the market price of iron ore decreased. Indeed, the sharp decrease in iron ore prices in the second half of 2014 resulted in a downward revision in the Company’s profitability outlook for the year.

Prices for raw materials and steel have historically been highly correlated. A drop in raw material prices therefore typically triggers a decrease in steel prices. For example, following an extended period of rising prices, global steel and raw materials prices fell sharply during the financial and economic crisis of 2008/2009 as a result of the sharp drop in demand, exacerbated, in the case of steel prices, by massive industry destocking. Lower iron ore prices have contributed to low steel prices in recent periods; a sustained steel price recovery would likely require raw material price support as well as a broad economic recovery in order to underpin an increase in real demand for steel products by end users.

The production cycle of transforming raw materials into steel poses another risk: rapidly falling steel prices can trigger write-downs of raw material inventory purchased when steel prices were higher, as well as of unsold finished steel products. ArcelorMittal recorded substantial write-downs in 2008/2009 as a result of this. Furthermore, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost squeeze” in the steel industry.  ArcelorMittal experienced such a squeeze in late 2011, for example, when iron ore prices fell over 30% in three weeks in October 2011 and quickly resulted in a significant fall in steel prices, but where such lower raw material prices were yet to be fed into the Company’s operating costs, resulting in the Company continuing to sell steel products using inventory manufactured with iron ore recorded at the previous higher prices. ArcelorMittal has experienced similar price-cost squeezes at certain points in 2012, 2013 and 2014. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies operate are highly competitive.  Competition—in the form of established producers expanding in new markets, smaller producers increasing production in anticipation of demand increases or amid recoveries, or exporters selling excess capacity from markets such as China—could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing.  Any of these developments could have a material adverse effect on its business, financial condition, results of operations or prospects.

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

In addition, ArcelorMittal has significant exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers, the recurrence of which could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

See “Item 4.B—Information on the Company—Business Overview—Government Regulations”.

ArcelorMittal has incurred and may incur in the future operating costs when production capacity is idled or increased costs to resume production at idled facilities.

ArcelorMittal’s decisions about which facilities to operate and at which levels are made based upon customers’ orders for products as well as the capabilities and cost performance of the Company’s facilities. Considering temporary or structural overcapacity in the current market situation, production operations are concentrated at several plant locations and certain facilities are idled in response to customer demand, although operating costs are still incurred at such idled facilities. When idled facilities are restarted, ArcelorMittal incurs costs to replenish raw material inventories, prepare the previously idled facilities for operation, perform the required repair and maintenance activities and prepare employees to return to work safely and resume production responsibilities. Such costs could have an adverse effect on its results of operations or financial condition.

Competition from other materials could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites, plastics and carbon fiber in their products. Loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

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

Compliance with new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. The integrated steel process involves carbon and creates carbon dioxide (“CO2”), which distinguishes integrated steel producers from mini-mills and many other industries where CO2 generation is primarily linked to energy use.

The EU has established greenhouse gas regulations and is revising its emission trading system for the period 2013 to 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. In Kazakhstan the government has installed a domestic trading system which currently is in a pilot phase but would be similar to the EU system. The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act. Further measures, in the EU, the United States, and many other countries, may be enacted in the future. In particular, an international agreement, the Durban Platform for Enhanced Action, calls for a second phase of the Kyoto Protocol’s greenhouse gas emissions restrictions to be effective through 2020 and for a new international treaty to come into effect and be implemented from 2020. Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales. Moreover, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies which is currently at the edge of covering technically achievable operating conditions, could negatively impact the global industry.

Furthermore, many developing nations have not yet instituted significant greenhouse gas regulations. It is possible that a future international agreement to regulate emissions may provide exemptions and lower standards for developing nations. In such case, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries.

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

Despite ArcelorMittal’s efforts to monitor and reduce accidents at its facilities (see “Item 4.B—Information on the Company—Business Overview—Government Regulations—Health and Safety Laws and Regulations”), health and safety incidents do occur, some of which may result in costs and liabilities and negatively impact

ArcelorMittal’s reputation or the operations of the affected facility. Such accidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, and other accidents involving mobile equipment, or exposure to radioactive or other potentially hazardous materials. Some of ArcelorMittal’s industrial activities involve the use, storage and transport of dangerous chemicals and toxic substances, and ArcelorMittal is therefore subject to the risk of industrial accidents which could have significant adverse consequences for the Company’s workers and facilities, as well as the environment. Such accidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put at risk employees (and those of sub-contractors and suppliers) or persons living near affected sites.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns. For example, in August 2012 a local court in Italy ordered the partial closure of another company’s large steel manufacturing facility based on concerns that its long lasting air emissions were harming the health of workers and nearby residents. The industry is concerned that this court decision could lead to more stringent permit and other requirements, particularly at the local level, or to other similar local or national court decisions in the EU.

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

As of December 31, 2014, ArcelorMittal had total debt outstanding of $19.9 billion, including $2.5 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $17.3 billion of long-term indebtedness and $0.1 billion related to debt classified as held for sale. As of December 31, 2014, ArcelorMittal had $4.0 billion of cash and cash equivalents, including restricted cash, and $6.0 billion available to be drawn under existing credit facilities. As of December 31, 2014, substantial amounts of indebtedness mature in 2015 ($2.6 billion, including $0.1 billion related to debt classified as held for sale), 2016 ($2.6 billion), 2017 ($2.8 billion), 2018 ($2.2 billion) and 2019 ($2.5 billion). See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

If the mining market were to deteriorate further than occurred in 2014 and steel markets were to deteriorate sharply again as has occurred in the past, consequently reducing operating cash flows, ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity) would likely increase, absent sufficient asset disposals or capital raises.  In such a scenario, ArcelorMittal may have difficulty accessing financial markets to refinance maturing debt on acceptable terms or, in extreme scenarios, come under liquidity pressure.

ArcelorMittal’s access to financial markets for refinancing also depends on the conditions in the global capital and credit markets, which are volatile. For example, during the 2008/2009 financial and economic crisis and again at the height of the eurozone sovereign debt crisis, access to the financial markets was restricted for many companies. Various macroeconomic and market factors could cause similar credit contractions at any time. Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions. While ArcelorMittal is targeting a further reduction in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments), there is no assurance that it will succeed.

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009 and January 2013), which could (depending on how they are structured) dilute the interests of existing shareholders. In addition, ArcelorMittal has undertaken and may undertake further asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from such disposals may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of minority interests, such as the ArcelorMittal Mines Canada transaction completed in 2013), this could reduce ArcelorMittal’s consolidated cash flows and or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012. On February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating. In addition, Moody’s currently has ArcelorMittal’s credit rating on negative outlook. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the August, November and December 2012 downgrades resulted in increased interest expense. The February 2015 downgrade will similarly result in an increased interest expense. See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one or 3.5 to one, depending on the facility (See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”). As of December 31, 2014, the Company was in compliance with the Leverage Ratios.

These restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under such credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 87.5% of its debt at fixed interest rates and 12.5% at floating rates as of December 31, 2014.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 26.3% of which is denominated in euros as of December 31, 2014, while its financial statements are denominated in U.S. dollars. This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

ArcelorMittal’s growth strategy includes greenfield and brownfield projects that are inherently subject to completion and financing risks.

As a part of its growth strategy, the Company plans to expand its steel-making capacity and raw materials production through a combination of brownfield growth, new greenfield projects and acquisitions, mainly focused in emerging markets. See “Item 4.B—Information on the Company—Business Overview—Business Strategy”. To the extent that these plans proceed, these projects would require substantial capital expenditures, including in 2015 and 2016, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources (especially in connection with mining projects in certain developing countries in which security of title with respect to mining concessions and property rights remains weak), local opposition to land acquisition or project development (as experienced, for example, in connection with the Company’s Keonjhar steel project in India, which resulted in the abandonment of the project see “Item 4.A—Information on the Company —History and Development of the Company—Updates on Previously Announced Investment Projects”), managing relationships with or obtaining consents from other shareholders, revision of economic viability, demand for the Company’s products and general economic conditions. Completion of projects may also be affected by epidemics such as the current case in Liberia, as discussed below. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its expansion plans. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment.

Greenfield projects can also, in addition to general factors, have project-specific factors that increase the level of risk. For example, the Company, via Baffinland Iron Mines LP (“Baffinland”), a 50/50 joint arrangement, is developing the Mary River iron ore deposit in the northern end of Baffin Island in the Canadian Arctic. The scale of this project, which has been split into several developmental phases, the first of which was commenced in 2013, and the location of the deposit raise unique challenges, including extremely harsh weather conditions, lack of transportation and other infrastructure and environmental concerns. Similar to other greenfield development projects, it is subject to construction and permitting risks, including the risk of significant cost overruns and delays in construction, infrastructure development, start-up, availability of skilled people and commissioning. The region is known for its harsh and unpredictable weather conditions that result in periods of limited access and a general lack of infrastructure. Other specific risks to which the project is subject include, but are not limited to, (i) delays in obtaining, or conditions imposed by, regulatory approvals; (ii) risks associated with obtaining amendments to existing regulatory approvals or permits and acquiring additional regulatory approvals or permits which will be required; (iii) existing litigation risks; (iv) fluctuations in prices for iron ore affecting the future profitability of the project; and (v) risks associated with the Company and its partner being in a position to finance their respective share of project costs and/or obtaining financing on commercially reasonable terms. As a result, there can be no assurance that the Mary River Project will proceed in accordance with current expectations.

ArcelorMittal’s mining operations are subject to risks associated with mining activities.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities in recent years. Mining operations are subject to the hazards and risks usually associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, the hazards associated with open-pit mining operations include, among others:

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

ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves.

Drilling and production risks could adversely affect the mining process.

Substantial time and expenditures are required to:

•         establish mineral reserves through drilling;

•         determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore and coal;

•         obtain environmental and other licenses;

•         construct mining and processing facilities and the infrastructure required for greenfield properties; and

•         obtain the ore or coal or extract the minerals from the ore.

If a project proves not to be economically feasible by the time ArcelorMittal is able to exploit it, ArcelorMittal may incur substantial losses and be obliged to recognize impairments. In addition, potential changes or complications involving metallurgical and other technological processes that arise during the life of a project may result in delays and cost overruns that may render the project not economically feasible.

ArcelorMittal faces rising extraction costs over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper and underground operations become deeper. As a result, ArcelorMittal usually experiences rising unit extraction costs over time with respect to each of its mines.

ArcelorMittal has grown through acquisitions and may continue to do so. Failure to manage external growth and difficulties associated with integrating acquired companies and subsequently implementing steel and mining development projects could harm ArcelorMittal’s future results of operations, financial condition and prospects.

ArcelorMittal results from the combination of several steel companies, and made numerous acquisitions in 2007 and 2008.  While the Company’s large-scale M&A activity has been less extensive since the 2008 financial crisis, it could make substantial acquisitions at any time.  For example, in February 2014, the Company and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), through a 50/50 joint venture partnership, acquired 100% of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant situated in Calvert, Alabama, from ThyssenKrupp, for $1.55 billion.

The Company’s past growth through acquisitions has entailed significant investment and increased operating costs, as well as required greater allocation of management resources away from daily operations. Managing growth has required the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations, the adoption of manufacturing best practices, the attracting and retaining of qualified management and personnel (particularly to work at more remote sites where there is a shortage of skilled personnel) as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with acquired businesses. Failure to continue to manage such growth could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if the integration of acquired businesses is not successful, ArcelorMittal could lose key personnel and key customers, and may not be able to retain or expand its market position.

A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2014, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 656,052,011 shares, representing 39.39% of ArcelorMittal’s outstanding shares. See “Item 7.A—Major Shareholders and Related Party Transactions—Major Shareholders”. As a result, the trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

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

As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity. Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If the earnings and cash flows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals.

Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill.

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

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their identifiable net assets at the date of acquisition. Goodwill has been allocated at the level of the Company’s five operating segments; the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually at the levels of the groups of cash generating units which correspond to the operating segments during the fourth quarter, or when changes in the circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the groups of cash generating units are determined on the basis of value in use calculations, which depend on certain key assumptions. These include assumptions regarding the shipments, discount rates, growth rates and expected changes to selling prices and direct costs in future periods. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts, which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See Notes 2 and 10 to ArcelorMittal’s consolidated financial statements.

If management’s estimates change, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2012, the Company recorded an impairment charge of $4.3 billion with respect to goodwill in its European business. Following these impairment charges, substantial amounts of goodwill and other intangible assets remain recorded on its balance sheet (there was $7.3 billion of goodwill and $0.8 billion of other intangibles on the balance sheet at December 31, 2014). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate further than expected. In particular, management believes that reasonably possible changes in the key assumptions utilized in the October 31, 2014 impairment test would cause an additional impairment loss to be recognized in respect of Mining and ACIS, which account for $868 million and $1.5 billion, respectively of goodwill at December 31, 2014. See Note 10 to ArcelorMittal’s consolidated financial statements.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure.  In addition, ArcelorMittal has plans to continue certain investment projects and has certain capital expenditure obligations from transactions entered into in the past.  See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”, “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” and Note 24 to ArcelorMittal’s consolidated financial statements.  ArcelorMittal expects to fund these capital expenditures primarily through internal sources.  Such sources may not suffice, however, depending on the amount of internally generated cash flow and other uses of cash.  If such sources prove insufficient, ArcelorMittal may need to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

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

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2014, the value of ArcelorMittal USA’s pension plan assets was $3 billion, while the projected benefit obligation was $3.9 billion, resulting in a deficit of $0.9 billion. At December 31, 2014, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $3.1 billion, while the projected benefit obligation was $3.6 billion, resulting in a deficit of $0.5 billion. At December 31, 2014, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $0.6 billion, while the projected benefit obligation was $2.7 billion, resulting in a deficit of $2.1 billion. ArcelorMittal USA, ArcelorMittal’s Canadian subsidiaries, and ArcelorMittal’s European subsidiaries also had partially underfunded post-employment benefit obligations relating to life insurance and medical benefits as of December 31, 2014. The consolidated obligations totaled $6.4 billion as of December 31, 2014, while underlying plan assets were only $0.7 billion, resulting in a deficit of $5.7 billion. See Note 25 to ArcelorMittal’s consolidated financial statements.

 ArcelorMittal’s funding obligations depend upon future asset performance, which is tied to equity and debt markets to a substantial extent, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. The general life expectancy assumption has been increasing over the past years and has been driving consistent increases in the defined benefit obligation. During 2014, the interest rates used to discount future liabilities reached a historic low, causing a strong increase in the defined benefit obligation and other post-employment benefits of $1.7 billion. ArcelorMittal also makes contributions to a multi-employer pension plan in the US for which it is one of the largest employers. If the other contributors were to default on their obligations, ArcelorMittal would become liable for the plan. In these circumstances, funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation (see “Item 6.D—Directors, Senior Management and Employees—Employees). Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to close certain sites.  ArcelorMittal periodically experiences strikes and work stoppages at various facilities.  Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal.

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

ArcelorMittal is subject to economic policy, political, social and legal risks and uncertainties in the emerging markets in which it operates or proposes to operate, and these uncertainties may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

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

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries. For example, in the Ukraine, a period of widespread civil unrest resulted in the removal of the President from office in February 2014 and the establishment of an interim government, which has been followed by ongoing conflict in Crimea and the Donbass region, with Russia purportedly annexing Crimea in March 2014, a disputed referendum approving independence of Crimea from Ukraine in May 2014 and intermittent combats between the Ukrainian army and pro-Russian rebels in the Donbass region. In addition, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacan, Sinaloa and Sonora in Mexico.

In addition, epidemics may limit ArcelorMittal’s operations in certain regions. For example, ArcelorMittal operates in Liberia, where an epidemic of the Ebola virus disease is ongoing. It is currently mining and shipping 5 million tonnes of iron ore (phase 1) and working on an expansion project to mine and ship 15 million tonnes of iron ore (phase 2). Due to the current Ebola virus outbreak in West Africa and the subsequent reduction of availability of commercial flights as well as emergency measures declared in Liberia, in August 2014 contractors working on the phase 2 expansion project declared a force majeure and repatriated their workforces. Prior to the force majeure event, the first sinter feed production was expected at the end of 2015, but the project is currently delayed; the Company will issue a new timing forecast as soon as available. Should the Ebola virus continue to spread or not be satisfactorily contained, ArcelorMittal’s ongoing operations, production targets and expansion plans in Liberia could continue to be adversely affected.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to the independence of the judiciary, property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security for foreign investment than in more developed countries. ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates because, among other reasons, those countries may not be parties to treaties that recognize the mutual enforcement of court judgments. Assets in certain countries where ArcelorMittal operates could also be at risk of expropriation or nationalization, and compensation for such assets may be below fair value. For example, the Venezuelan government has implemented a number of selective nationalizations of companies operating in the country to date. Although ArcelorMittal believes that the long-term growth potential in emerging markets is strong, and intends them to be the focus of the majority of its near-term growth capital expenditures, legal obstacles could have a material adverse effect on the implementation of ArcelorMittal’s growth plans and its operations in such countries.

ArcelorMittal’s results of operations could be affected by fluctuations in foreign exchange rates, particularly the euro to U.S. dollar exchange rate, as well as by exchange controls imposed by governmental authorities in the countries where it operates.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the USD value of the revenues and profits generated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenues). A current example of translation risk is the sharp decrease in the value of the euro versus the USD in late 2014 and to date in 2015, which will substantially reduce the USD value of euro-denominated revenues recorded by ArcelorMittal.

Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. On February 5, 2015, the National Bank of Ukraine decided to suspend its intervention in the UAH, which had kept a cap on the USD/UAH exchange rate and leaves its currency floating freely against the U.S. dollar. Consequently, the UAH has been significantly devalued against the USD. Currency devaluations, the imposition of new exchange controls or other similar restrictions on currency convertibility, or the tightening of existing controls in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects. See “Item 4.B—Information on the Company—Business Overview—Government Regulations—Key Currency Regulations and Exchange Controls”.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect its operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, one example being the flooding of the ArcelorMittal Tubarão site in October 2014 due to heavy rain and the stacker failure in Burns Harbor in March 2014. To the extent that lost production as a result of such a disruption cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.

Natural disasters or severe weather conditions could damage ArcelorMittal’s production facilities or adversely affect its operations.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico S.A. de C.V’s production facilities located in Lázaro Cárdenas, Michoacán,

Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The site of the newly acquired interest in the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados. ArcelorMittal also has assets in locations subject to Arctic freeze such as the mining facilities through its joint venture in Baffinland and to bush fires, specifically in Kazakhstan and South Africa. More generally, changing weather patterns and climatic conditions in recent years, possibly due to the phenomenon of global warming, have added to the unpredictability and frequency of natural disasters. Damage to ArcelorMittal production facilities due to natural disasters could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.

In addition to natural disasters, ArcelorMittal’s operations can be affected by severe weather conditions.  This is due in particular to the long supply chain for certain of its operations and the location of certain operations in areas subject to harsh winter conditions (i.e., the Great Lakes Region, Canada and Kazakhstan). For example, supply chain issues caused by a particularly harsh winter (causing in particular the closure of the Great Lakes shipping lanes) negatively affected operations in Canada and the Northeastern United States during the first quarter of 2014.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment and product liability insurance in amounts believed to be consistent with industry practices, but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. ArcelorMittal also maintains various other types of insurance, such as directors’ and officers’ liability insurance, workmen’s compensation insurance and marine insurance.

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

ArcelorMittal is the largest steel producer in the world. As a result, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in steel markets and its historically acquisitive growth strategy, ArcelorMittal could be subject to governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in 2014, ArcelorMittal paid $90 million in connection with the settlement of a U.S. antitrust proceeding. See “Item 8.A—Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Competition/Antitrust Claims”. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil, Romania and South Africa. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Competition/Antitrust Claims”.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have ranged as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. Unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its results of operations and financial condition.

ArcelorMittal is currently and in the future may be subject to legal proceedings, the resolution of which could negatively affect the Company’s profitability and cash flow in a particular period.

ArcelorMittal’s profitability or cash flow in a particular period could be affected by adverse rulings in legal proceeding currently pending or by legal proceedings that may be filed against the Company in the future. See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information— Legal Proceedings”.

ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and its governance and compliance processes may fail to prevent regulatory penalties and reputational harm, whether at operating subsidiaries, joint ventures or associates.

ArcelorMittal operates in a global environment, and, at a time of increased enforcement activity and enforcement initiatives worldwide, its business straddles multiple jurisdictions and complex regulatory frameworks. Such regulatory frameworks, including but not limited to the area of economic sanctions, are constantly evolving, and ArcelorMittal may as a result become subject to increasing limitations on its business activities and to the risk of fines or other sanctions for non-compliance. Moreover, ArcelorMittal’s governance and compliance processes, which include the review of internal controls over financial reporting, may not prevent breaches of law or accounting or governance standards at the Company or its subsidiaries. The risk of violation is also present at the Company’s joint ventures and associates where ArcelorMittal has only a non-controlling stake and does not control governance practices or accounting and reporting procedures.

In addition, ArcelorMittal may be subject to breaches of its Code of Business Conduct, other rules and protocols for the conduct of business, as well as to instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, litigation, loss of operating licenses and reputational harm.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes, mining taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See Note 21 to ArcelorMittal’s consolidated financial statements.

In addition, many of the jurisdictions in which ArcelorMittal operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on ArcelorMittal’s financial condition and results of operations.

It is possible that tax authorities in the countries in which ArcelorMittal operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of ArcelorMittal and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on the Company’s financial condition and results of operations.

ArcelorMittal may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect ArcelorMittal’s cash flows, liquidity and ability to pay dividends.

ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.

At December 31, 2014, ArcelorMittal had $8.0 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2014, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $8.0 billion was at least $31.9 billion at certain operating subsidiaries.

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

If unauthorized parties attempt or manage to bring down the Company’s website or force access into its information technology systems, they may be able to misappropriate confidential information, cause interruptions in the Company’s operations, damage its computers or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.

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

ArcelorMittal had sales of $79.3 billion, steel shipments of 85.1 million tonnes, crude steel production of 93.1 million tonnes, iron ore production from own mines and strategic contracts of 77.0 million tonnes and coal production from own mines and strategic contracts of 7.7 million tonnes for the year ended December 31, 2014, as compared to sales of $79.4 billion, steel shipments of 82.6 million tonnes, crude steel production of 91.2 million tonnes, iron ore production from own mines and strategic contracts of 70.1 million tonnes and coal production from own mines and strategic contracts of 8.8 million tonnes for the year ended December 31, 2013.

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2014, was $1.1 billion, or $0.61 per share, as compared with net loss attributable to equity holders of the parent of $2.5 billion, or $1.46 per share, for the year ended December 31, 2013.

As of December 31, 2014, ArcelorMittal had equity attributable to the equity holders of the parent of $42.1 billion, total debt of $19.9 billion (including $0.1 billion related to debt classified as held for sale) and cash and cash equivalents, including restricted cash, of $4.0 billion as compared to equity attributable to the equity holders of the parent of $49.8 billion, total debt of $22.3 billion and cash and cash equivalents, including restricted cash, of $6.2 billion as of December 31, 2013.

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations to outperform its competitors. ArcelorMittal’s research and development capability is strong and includes several major research centers as well as strong academic partnerships with universities and other scientific bodies.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; unmatched technical capabilities; a diverse portfolio of steel and related businesses, one of which is mining; and financial capabilities. The Company’s strategy is further detailed under “Item 4.B—Information on the Company—Business Overview—Business Strategy”.

 Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the sixth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 19 countries on four continents, including 56 integrated and mini-mill steel-making facilities. As of December 31, 2014, ArcelorMittal had approximately 222,000 employees.

On January 1, 2014, ArcelorMittal modified the composition of its reportable segments in order to reflect changes in the Company’s approach to managing its operations. As a result of the change, ArcelorMittal reports its operations in five reportable segments corresponding to continuing operations: NAFTA; Europe; Brazil; ACIS; and Mining. Previously, ArcelorMittal reported its operations in six reportable segments corresponding to its then continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions, and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations were therefore reported as discontinued operations. Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 38% of its crude steel is produced in the Americas, approximately 47% is produced in Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. In addition, ArcelorMittal produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 170 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between developed markets and developing markets. Steel consumption in developed economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of higher value-added products in its product mix.

Automotive focus: ArcelorMittal has a leading market share in its core markets in the automotive steel business and is a leader in the fast-growing advanced high strength steels segment. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with original equipment manufacturers (“OEMs”) as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering, and help with the industrialization of the project. In June 2013, ArcelorMittal launched an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. In addition, further solutions developed for the pick-up trucks market offer weight savings benefits.

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2014 (assuming full shipments of iron ore at ArcelorMittal Mines Canada,  Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use), approximately 65% of ArcelorMittal’s iron-ore requirements and approximately 17% of its PCI and coal requirements were supplied from its own mines or pursuant to strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has prospective mining developments in Canada and India. The Company currently has coal mining activities in Kazakhstan and the United States. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, which is produced from metallurgical coal and is a critical raw material for steel-making, and it satisfies over 87% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 18 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through additional processing activities to meet specific customer requirements.

History

ArcelorMittal is the successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, and Arcelor after Mittal Steel acquired Arcelor in 2006.

Since the creation of ArcelorMittal in 2006 and continuing through 2008, ArcelorMittal pursued a disciplined growth strategy, with transactions in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela. Beginning in the latter part of 2008, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities, with the exception of the acquisition (along with a partner) of Baffinland in 2011. Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (sale of stakes in Macarthur Coal, Enovos, Paul Wurth, Erdemir, ATIC, the steel cord business, Circuit Foil and Gallatin Steel Company; and the sale of Skyline Steel). In late 2013 and in 2014, ArcelorMittal began to make strategic investments and acquisitions with the acquisition of TK Steel USA through a 50/50 joint venture partnership entered into with NSSMC.

Updates on Previously Announced Investment Projects

In the strong market environment that prevailed from 2005 through 2008, the Company announced a series of proposed greenfield and brownfield investment projects. As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and subsequently has continued to reassess the cost-benefit and feasibility calculations of these projects. It has also in more recent years readjusted its investment priorities, with increased focus on mining projects and less focus on steelmaking projects (above and beyond maintenance capital expenditures). These trends and changes in focus are apparent from the capital expenditure numbers. In 2012, capital expenditure decreased slightly to $4.7 billion, $3.2 billion of which was related to maintenance (including health and safety investments) and $1.5 billion of which was dedicated to growth projects mainly in mining. In 2013, capital expenditure decreased to $3.5 billion, $2.4 billion of which was related to maintenance (including health and safety investments) and $1.1 billion of which was dedicated to growth projects mainly in mining. In 2014, capital expenditure increased to $3.7 billion, $2.8 billion of which was related to maintenance (including health and safety investments). In 2015, capital expenditure is expected to be approximately $3.4 billion. Accordingly, while the Company continues to study certain of the previously announced investment projects summarized below, no assurance can be given that they will proceed.

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Odisha at a cost estimated at the time as in excess of $10 billion. Implementation of these projects was delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and due to the fact that, in the meantime, the Company had explored alternative investment opportunities. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three-million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government would facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. A recent Supreme Court judgment cancelling allocation of coal blocks to most private parties has resulted in the cancellation of the allocation made to a subsidiary of ArcelorMittal India Limited. Concerning the Odisha project, the Company decided in July 2013 not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar and accordingly informed the Odisha Government that it would not seek to extend the memorandum of understanding with the Odisha Government, which became eligible for renewal on December 31, 2011.

The Company also explored other investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisages the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively. This leaves a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation and expected to be completed during the first quarter of 2015. The Company has completed, in accordance with the plan, fencing all of the land allotted for the project. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has applied for mining leases, although following a recent Supreme Court order relating to illegal mining activities in the State of Karnataka, and new mining legislation proposed by the

Government of India, the allocation of new mining leases in Karnataka has been put on hold and a plan for e-auction of mining leases is under discussion. A draft feasibility report for the contemplated steel plant has been completed and hydrological and environmental impact assessment studies have been initiated.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due to, among other things, the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity, while not currently envisaged, will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with an initial targeted date of completion of late 2012. In light of market uncertainty, however, the Monlevade project has been temporarily halted in the third quarter of 2011.  During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which is expected to be completed in two phases with the first phase expected to be finished in 2015 and focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and an increase in Juiz de Fora rebar production from 50,000 to 400,000 tonnes per year and an increase in meltshop capacity by 200,000 tonnes. A decision regarding the execution of the second phase of the project will be taken at a later date.

China. In 2008, ArcelorMittal announced the establishment of a joint venture project in China with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”) related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), is building facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvannealed steel, with an estimated investment amount of CNY 4.5 billion ($725 million). VAMA will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010. In June 2012, ArcelorMittal and Valin Group announced that ArcelorMittal would increase its shareholding in VAMA from 33% to 49%.  Pursuant to a new shareholding agreement, the Valin Group and ArcelorMittal increased VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $838 million). On June 15, 2014, VAMA officially opened the steel plant. As of January 31, 2015, it is scheduled to complete Provisional Acceptance Test of the pickling and tandem cold mill, the continuous annealing line and the continuous galvanizing line before April 2015. In the last quarter of 2014, VAMA commenced trial production focusing on the development of prioritized automotive steel grade of mild steel, DP600 and USIBOR 1500P to be completed in the first quarter of 2015.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies (“BJG”) for the design and construction of a seamless tube mill in Saudi Arabia to be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill is designed and built to serve the fast growing energy producing markets of Saudi Arabia, the Middle East, North Africa and beyond. ArcelorMittal, through its subsidiary ArcelorMittal Tubular Products International B.V. (“AMTPI”), currently holds 51% and BJG’s transferee, Al-Tanmiah for Industrial & Commercial Investment Company, holds 49% of the joint venture company, which is managed under the joint control of both investors.  The Jubail facility has a design capacity above 0.6 million tonnes per year and will produce a full range of products from 2.375 to 16 inches, suited for the energy markets as well as industrial and process applications.

Production ramp-up began in 2014 and will continue in 2015. Certification by the American Petroleum Institute (“API”) was obtained in 2014, allowing commercial production of API products. Further certification from key regional customers is ongoing and will continue in 2015. The majority of the project was completed in 2014, however, full performance test acceptance is expected to be completed in 2015, depending on the different production and finishing lines available.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including providing training and health facilities for employees. Production of direct shipping ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of five million tonnes in 2013. An expansion of production to reach capacity of 15 million tonnes per annum of concentrate that requires investments in a concentrator, stacker-reclaimers, a shiploader and power plants has commenced. However, most contractors working on the expansion declared force majeure and evacuated expatriate staff from Liberia following the outbreak of the Ebola virus and the declaration of a State of Emergency by the Liberian President in August 2014. Prior to the force majeure event, the plant was expected to begin production of sinter feed at the end of 2015. The Company will issue a new timing forecast as soon as available.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. The Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. In November 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for, subject to various conditions including financing by the buyer, the acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. After several extensions, the agreement expired without satisfaction of the finance condition in April 2014.

Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”)  owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore assumed certain project funding obligations.

Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a multi-phased development approach. In July 2013, Baffinland received its required permit for the overall project, allowing for the commencement of phase 1 activities. The Company received an amended permit for operating phase 1 in May 2014. Phase 1 comprises a low capital cost investment in a road haulage option, expected to result in annual production of 3.5 million tonnes, with the first shipments expected in the second half of 2015. Due to the presence of ocean ice for much of the year, conventional vessels can only reach the port site during the summer open-water season, and special ice breaking polar class cargo carrying vessels would be required to extend the shipping season. Extensive studies for an expansion of Phase 1 have also commenced with the aim of increasing production to at least 6.2 million tonnes. Subsequent phases could involve the expansion of mining facilities and construction of additional infrastructure so as to produce approximately 18 million tonnes per annum of high grade, direct shipping lump and sinter fines ore. The Company has currently initiated a request for an amendment to its permit to allow for expanded shipments of ore through the northern route.

Key Transactions and Events in 2014

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2014 are summarized below.

•         On December 31, 2014, ArcelorMittal signed an agreement to sell its interest in the Kuzbass coal mines in the Kemerovo region of Siberia, Russia, to Russia’s National Fuel Company. The existing intra-group debt was assumed by the buyer for RUB 1.5 billion ($25 million) to be settled in monthly installments until June 30, 2017.

•         On December 11, 2014, ArcelorMittal and Tauron Polska Energia S.A. (“Tauron Group”) contributed four existing energy production facilities located in Poland and in the Czech Republic into a new 50/50 joint venture named Tameh Holding Sp. z o.o., whose objective is to provide blow air, electricity and heat to the Company’s facilities in Poland and in the Czech Republic and electricity to the local communities.

•         On November 25, 2014, ArcelorMittal and the Algerian state-owned companies Sider and Ferphos Group signed an agreement whereby the Company’s interest in the Tebessa mines in Ouenza and Boukhadra will be diluted from 70% to 49%. The transaction was completed on January 10, 2015.

•         On November 14, 2014, ArcelorMittal signed a memorandum of understanding with the Banque et Caisse d’Epargne de l’Etat (“BCEE”) whereby the Company and BCEE irrevocably agreed to sell and buy, respectively, the Liberté property (the former headquarters of the Company) in Luxembourg city. The disposal was completed on January 23, 2015.

•         On October 30, 2014, ArcelorMittal redeemed its 9.00% Notes due February 15, 2015 and its 3.75% Notes due February 25, 2015 prior to their scheduled maturity for a total nominal amount of $750 million and $500 million respectively.

•         On October 28, 2014, ArcelorMittal announced that Sudhir Maheshwari, member of the Group Management Board (“GMB”), with responsibility for corporate finance; mergers, acquisitions and divestments; risk management; and India and China is leaving the Company to pursue other opportunities effective March 31, 2015. See “Item 6.A – Directors, Senior Management and Employees – Directors and Senior Management – Senior Management”.

•         On October 21, 2014, the Company entered into an agreement with Coils Lamiere Nastri S.P.A. (“CLN”) to establish the joint venture ArcelorMittal CLN Distribuzione Italia S.r.l. (“AMCDI”). In order to create this joint venture, ArcelorMittal will contribute assets and liabilities of its wholly owned subsidiary ArcelorMittal Distribution Solutions Italia S.R.L (“AMDSI”) to AMCDI in which ArcelorMittal expects to hold a 50% interest. The transaction is expected to be completed during the first half of 2015.

•         On October 8, 2014, ArcelorMittal and Gerdau completed the sale of their respective 50% interests in Gallatin Steel Company (“Gallatin”), a flat rolled mini-mill located in Gallatin County, Kentucky, USA, to Nucor Corporation for total consideration of $770 million.

•         On September 18, 2014, ArcelorMittal entered into an agreement to establish the joint venture in Turkey, ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Anonim Sirketi (“AM RZK”). This joint venture will include assets and liabilities of the Company’s wholly owned subsidiary, Rozak Demir Profil Ticaret ve Sanayi Anonim Sirketi (“Rozak”). ArcelorMittal will hold 50% in the joint venture AM RZK. The transaction is expected to be completed during the first half of 2015.

•         On July 29, 2014, ArcelorMittal and Billiton Guinea B.V. (“BHP Billiton”) signed a sale and purchase agreement for the acquisition by ArcelorMittal of a 43.5% stake in Euronimba Limited (“Euronimba”), which holds a 95% indirect interest in the Mount Nimba iron ore project in Guinea (the “Project”). The Project is comprised of a 935 million tonne direct shipping ore resource with an average grade of 63.1% Fe. The Project is located approximately 40 kilometers from ArcelorMittal Liberia’s mine and infrastructure operations. ArcelorMittal simultaneously entered into a sale and purchase agreement with Compagnie Française de Mines et Métaux (a member of the Areva group) for the acquisition of its 13% stake in Euronimba. The closing of these two transactions would give ArcelorMittal 56.5% ownership of Euronimba. The remaining 43.5% stake in Euronimba is owned by Newmont LaSource S.A.S. (“Newmont”).  As part of the transaction, ArcelorMittal has granted Newmont a limited duration option which, if exercised, would result in Newmont and ArcelorMittal owning equal stakes in Euronimba. The transaction is subject to certain closing conditions, including certain approvals from the Government of Guinea, which were still outstanding as of the date this annual report.

•         On July 31, 2014, ArcelorMittal completed the sale of all of the shares of Circuit Foil Luxembourg, a manufacturer of electrodeposited copper foils for the electronics industry, and certain of its subsidiaries to

Doosan Corporation, a South Korean conglomerate for cash consideration of $49 million (net of cash received).

•         On July 4, 2014, ArcelorMittal issued €600 million 2.875% Notes due July 6, 2020 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds from the issuance were used for general corporate purposes.

•         On June 30, 2014, ArcelorMittal completed the sale of its 78% stake in the European port handling and logistics company Atic Services S.A. (“ATIC”) for €155 million ($144 million net of the disposal of $68 million cash) to H.E.S. Beheer N.V., who held the remaining 22% non-controlling interest.

•         On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for $1.0 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

•         On May 30, 2014, ArcelorMittal completed the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. in South Korea and certain other entities of its steel cord business in the United States, Europe and Asia to Kiswire Ltd. The Company received preliminary cash consideration of $55 million ($39 million net of the disposal of $16 million cash) which was subsequently adjusted to $57 million upon final determination of the net debt and working capital balances at the closing date. The existing intra-group debt of $102 million and external debt was assumed by Kiswire Ltd. The intra-group debt is expected to be repaid during the first half of 2015.

•         On April 30, 2014, ArcelorMittal completed the extension of its partnership in Latin America with the Bekaert Group (“Bekaert”), a worldwide technology and market leader in steel wire transformation and coatings, to include operations in Costa Rica and Ecuador. Through the extension, ArcelorMittal acquired a 27% non-controlling interest in the Ideal Alambrec Ecuador wire plant, which is controlled by Bekaert, and transferred to Bekaert both a 73% interest in the wire drawing business of ArcelorMittal Costa Rica and its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil which is a branch of Belgo Bekaert Arames (“BBA”). In addition, as part of the transaction, ArcelorMittal executed wire rod supply agreements with Bekaert and BBA executed a cable wire supply agreement with Bekaert.

•         On March 25, 2014, ArcelorMittal issued €750 million 3.00% Notes due March 25, 2019 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds from the issuance were used for general corporate purposes.

•         On February 26, 2014, ArcelorMittal, together with NSSMC, completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama. The transaction is a 50/50 joint venture, Calvert, with NSSMC, and was completed for an agreed price of $1,550 million plus working capital and net debt adjustments. The Calvert plant has a total capacity of 5.3 million tonnes including hot rolling, cold rolling, coating and finishing lines. The transaction was financed through a combination of debt, at the joint venture level, and equity, of which $258 million was contributed by the Company. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture than the terms under the original six year agreement. The remaining slab balance will be sourced from ArcelorMittal plants in the United States, Brazil and Mexico. ArcelorMittal will be principally responsible for marketing the product on behalf of the joint venture. The consideration ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the joint venture.

•         On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes were redeemed at a price of 101% of the principal amount thereof, plus any interest accrued to, but excluding the redemption date.

•         On January 17, 2014, ArcelorMittal extended the conversion date for its $1 billion privately placed mandatory convertible bond (the “MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the MCB was extended to January 29, 2016, while the other main features of the MCB remain unchanged. The MCB was placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank and is not listed. The issuing subsidiary simultaneously executed amendments providing for the extension of the outstanding notes, in which the Company invested the proceeds from the MCB issuance. The notes are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental, both of which are held by ArcelorMittal subsidiaries.

Recent Developments

•         On January 14, 2015, ArcelorMittal announced the issuance of €750 million 3.125 percent Notes due on January 14, 2022 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-3746

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3985

ArcelorMittal shares are listed and traded (through a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (symbol “MTS”). ArcelorMittal shares are also listed and traded on the NYSE (symbol “MT”).

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for information only.

B.    Business Overview

Competitive Strengths

The Company believes that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel.  ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 114 million tonnes of crude steel for the year ended December 31, 2014. Steel shipments for the year ended December 31, 2014 totaled 85.1 million tonnes.

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

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including automotive, appliance, engineering, construction, energy and machinery. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 170 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. The Company estimates that it has approximately 16.7% of the worldwide market share of flat steel sheets for the automotive industry. The Company is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

A world-class mining business.  ArcelorMittal has a global portfolio of 15 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2014, ArcelorMittal mines and strategic contracts produced 77.0 million tonnes of iron ore and met 65% of the Company’s iron ore requirements, and produced 7.7 million tonnes of coking coal and PCI and met 17% of the Company’s PCI and coal requirements. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada and India. The Company currently has coal mining activities in Kazakhstan and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2014, ArcelorMittal’s iron ore reserves are estimated at 4.5 billion tonnes run of mine and its total coking coal reserves are estimated at 277 million tonnes run of mine or 139 million wet recoverable tonnes.

The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Market-leading automotive steel business. The Company estimates its flat products share of the global automotive steel market at approximately 16.7% in 2014. In total, the automotive industry consumed approximately 13.3 million tonnes of steel in 2014, which represents 15.6% of the Company’s total steel shipments for the year.

Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide highly engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve weight reduction with the solutions offered. Building on this, in June 2013, ArcelorMittal launched an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. Further solutions developed for the pick-up trucks market offer weight savings. A third generation of cold stamping advanced high-strength steel (“AHSS”) is being launched and a new grade of AHSS with a tensile strength one third higher than the Company’s current offering is under development. These will offer further substantial weight savings.

ArcelorMittal’s deliveries to the automotive industry are mainly in the natural geographic markets of its production facilities in Europe, North and South America and South Africa. The Company also exports certain specialty products to China, where it is developing its position in advance of production through VAMA, its joint venture with Hunan Valin which is expected to produce the first automotive coil in the first quarter of 2015.  Its product mix is oriented toward higher value products and mainly to OEMs directly where the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and eventually, in China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has joint ventures and has also developed a global downstream network with partners through its distribution solutions activities. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and Development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating continuous product and process improvement. ArcelorMittal believes it possesses leading R&D capabilities among steel producers. It operates 11 major research centers. The Company also maintains strong academic partnerships with universities and other scientific bodies, while its close customer relationships and well-established design and engineering skills enable it to foster the development of new steel products and solutions that meet its customers' evolving needs.

In 2014, ArcelorMittal's R&D expense was $259 million.

The main focuses of ArcelorMittal's R&D are:

•       Maintaining the competitiveness of steel versus alternative materials, particularly in the Company's unique automotive franchise. R&D has been at the forefront of industry developments to pioneer Advanced High Strength Steel (AHSS) grades and manufacturing processes that help automotive customers create lighter yet stronger vehicles and meet demanding new targets for fuel economy. These developments are designed to ensure that steel remains the material of choice for the automotive industry, while protecting and expanding the Company's market share in this segment.

Around 80 new automotive products are currently under development. With each new product, the Company develops all the accompanying technology and know-how that customers will need to use the product efficiently, thereby delivering a complete engineering solution. It further supports them with a holistic lifecycle analysis that details the environmental footprint of the product from manufacture through use to final disposal and recycling, including CO₂. ArcelorMittal's work in this area was shortlisted for an award from the World Steel Association in both 2013 and 2014.

In the past year, the Company achieved significant breakthroughs with a new generation of AHSS press-hardenable steels. The Usibor® range, which possesses a very high mechanical strength after hot stamping and has been developed to meet vehicle weight reduction requirements, was extended with the development of a 2000 MPa grade. Usibor® 2000 is now in industrial trials. The Ductibor® range was similarly extended with Ductibor® 1000, designed as a complementary product for Usibor® to meet new crashworthiness requirements. In addition, the first Fortiform® product was launched and trialed by major automotive customers. Fortiform® is a new range of cold-stamping AHSS steels and can absorb more energy in a crash even though less steel is used. The Company plans to release two further grades of Fortiform® over the next three years. Taken together, these new steel grades have the potential to achieve a further 10% reduction in weight for all the parts currently made of Dual Phase steels. This is in addition to the weight savings of around 20% already achieved since the Company's S-in motion® project first began in 2010.

ArcelorMittal's innovative work with Honda and Magna International in developing the first integrated door ring using laser ablation technology was recognized in a number of industry awards in 2014. The Honda Acura MDX, the first vehicle to incorporate the door ring, gained a best-in-class safety rating Top Safety Pick+ from the Insurance Institute for Highway Safety while achieving significant weight reduction and other performance targets.

The R&D department continues to expand significantly its engineering and design activities in the pickup truck market. It is currently engaged in co-engineering projects with the majority of the world's automotive manufacturers, helping them reach their weight reduction targets not only with unique materials but also with unique design concepts. Solutions drawing on the S-in motion® catalogue can reduce the combined weight of a pickup's cab, box, frame and closures by 23% compared with a baseline 2014 vehicle. A second set of solutions will use the new AHSS grades and take the lightweighting process still further.

•         Creating niche products to grow ArcelorMittal's non-auto segments. In the construction sector, the focus in 2014 was on the development and commercialization of new coatings and coating techniques to improve corrosion resistance or formability, simplify production, reduce weight and cut pollution. The Company launched Optigal®, a zinc-aluminum-magnesium alloy for organic coated steels, and ramped up production of Magnelis®, a metallic coated steel with the ability to self-heal on cut edges. A new range of organically coated materials is in the process of being launched.

In the packaging sector, the R&D department responded to pending or anticipated new legislation requiring ecologically friendly coatings with the development of bisphenol A-free lacquer coating for the lining of cans and chrome-free passivation techniques. Industrial deliveries of tinplate chrome free passivation coils will commence in the fourth quarter of 2015.

New grades of non-oriented electrical steels are being introduced that will enable automotive manufacturers to produce motors with higher torque. These are currently being tested by a number of the leading automotive manufacturers. In grain-oriented electrical steels for transformers, the Company released a new product line of improved grain-oriented electrical steels in 2014 that allows it to achieve the Eco-design Regulation’s efficiency targets for transformers. In the appliance segment, the Company launched Solfer®CA, a new steel grade designed specifically for enameling (home appliance equipment). A major ramp-up in production is planned for 2015 and 2016.

In a development of major importance for all pipe and tube markets, the R&D department developed a new cooling technology for plates that provides enhanced shape control and a superior micro-structure, named NUBOC. This technology is being converted into an industrial process at the Company's Burns Harbor plant with testing due to start in early 2015. When successfully proven, it will be introduced to all of the Company's other plate-manufacturing sites around the world.

•         Ensuring a continuing and growing contribution to ArcelorMittal's management gains program through research dedicated to improving the Company's steelmaking processes. Deployment of approximately 180 innovative research-developed technical solutions was carried out in 2014.  Among the key advances, the R&D department developed a control model for optimizing temperatures on hot strip mill run-out tables resulting in major cost-savings. In addition, a new cost-based scheduling technique for improving productivity and quality in the Company's coating lines has been deployed. R&D is also testing a dust filtration technology in one of the Company’s sinter plants to minimize particulate emissions from the sintering process in view of meeting demanding new emission standards due to be implemented across Europe in 2017. The new technology represents major savings compared with alternative technology available today and has been shown to reduce dust loading in exhaust gas from 40 - 50mg/Nm₃  using conventional electrostatic precipitators to 10mg/Nm₃.

The R&D department also supports ArcelorMittal's involvement in the Low-Impact Steelmaking (“LIS”) program being led in collaboration with the French government authorities. The LIS program aims to reduce the level of CO₂  in the steelmaking process through the recycling of blast furnace top gas and the use of captured CO₂.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•         Diversified production process. In 2014, approximately 69.0 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 21.0 million tonnes through the electric arc furnace route and approximately 3.1 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

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

•         Downstream integration. ArcelorMittal’s downstream integration primarily through its Europe segment for distribution solutions enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

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

Dynamic responses to market challenges and opportunities.  ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew during the period from 2004 to mid-2008 (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn that commenced in late 2008. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening eurozone sovereign debt crisis starting in the summer of 2011 and subsequent recession in certain of its key markets, ArcelorMittal accelerated its operating results improvement plans in order to maintain its leadership position in the steel industry and to continue to be competitive on costs.

In this respect, during the third quarter of 2012, the Company achieved its target to reach management gains of $4.8 billion from sustainable selling, general and administrative expenses (“SG&A”), fixed and variable cost reductions, ahead of its initial schedule. During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. Action plans and detailed targets were set and rolled out to the various business units, and progress was monitored and reported upon. The Company generated annualized savings of $2.1 billion for the year ended December 31, 2014, with a further $1 billion savings from the program expected in 2015. The Company is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs.

In September 2011, the Company launched an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. This process is advancing as planned and the essential components of asset optimization have been implemented.  As of December 31, 2014, the total costs of implementing the announced program (restructuring costs and fixed asset impairments) totaled $2.1 billion (of which $0.8 billion was non-cash) and no further significant charges are anticipated. The Company mothballed the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France in 2012 and, pursuant to the industrial plan agreed on September 30, 2013 for ArcelorMittal Liège, the Company agreed that six lines would be maintained. As of December 31, 2014, including residual cost effects, the targeted $1 billion annual savings rate had been exceeded on a run-rate basis.

The Company had temporarily suspended steel growth capital expenditure, but, beginning in the second half of 2013 and continuing through 2014, select steel capital expenditure projects were restarted to support the development of key activities, including more focus on automotive.

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

Due to difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity. Due to continuing weaker demand, as well as uncertainties arising from the eurozone sovereign debt crisis, M&A activity remained subdued for most of 2010, 2011 (with the exception of the Baffinland transaction) and 2012, as the Company focused on targeted cost improvement through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. The Company has continued its strategy to dispose of non-core assets with the disposal of Gallatin, Circuit Foil Luxembourg, the steel cord business and ATIC in 2014. In addition, as global market conditions gradually improve and signs of stability emerge in Europe, the Company has begun to take advantage of select growth opportunities. On February 26, 2014, for example, ArcelorMittal completed a 50/50 joint venture partnership with NSSMC to acquire TK Steel USA, a steel processing plant situated in Calvert, Alabama, with a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines (out of which 1.0 million tons is reserved for stainless steel on a tolling basis).

Sustainable Development. ArcelorMittal sees sustainable development (“SD”) as an important driver of shareholder value. During 2014, the Company developed a new approach to SD. The Company’s ambition is to position steel and ArcelorMittal in particular, as an essential and trusted contributor in the creation of high quality and sustainable lives in the coming decades. In order to achieve this, the Company will develop SD plans at the local level based on a local understanding of three inputs: the social and environmental challenges and opportunities that arise for its business, the expectations of its customers, regulators and local communities and global sustainability trends. These plans will enable the Company to better manage social and environmental risk and ensure it creates the conditions needed to succeed by focusing on ten SD outcomes, identified through internal consultation.

Safe healthy quality working lives for ArcelorMittal’s people

The Company regards its employees as an important and highly valued resource and aims to ensure they lead safe, healthy and high-quality lives. Safety is of paramount importance, and a culture of diversity, integrity and innovation is encouraged. A number of programs ensure the talent within ArcelorMittal’s workforce is harnessed through the development, engagement, inclusion and leadership of all employees, and by building strong leadership for the future.

•         Safety.  It is ArcelorMittal's stated aim to have the best safety record in its sector, producing steel and extracting minerals with no fatalities or lost-time injuries. The company-wide safety program, “Journey to Zero”, is designed to achieve this goal by creating a culture of shared vigilance in which the risks and hazards are understood and monitored, best practices are shared and appropriate action is taken at every level. ArcelorMittal's advanced safety monitoring systems take into account both the physical and human aspects of workplace safety. The system includes safety leadership and awareness programs, which are backed up by workshops, training sessions and ongoing communication programs. An annual Health and Safety Day provides a focus for best-practice sharing across the Group. Safety performance is measured by tracking the number of injuries per million hours worked that result in employees or contractors taking time off work (the “lost-time injury frequency rate” or “LTIFR”) as well as the number of restricted work injuries per million hours worked that result in employees or contractors not being able to perform their normal tasks. The Company compiles an index that combines the two measures. All accidents are investigated whilst designated Group Management Board members review all fatalities to ensure lessons are learned throughout the Company. Management accountability for safety is reinforced through a remuneration policy that links an element of executive bonuses to the LTIFR and to the number of fatalities in the relevant area.

In mining, the Journey to Zero program is supported by a “Courageous Leadership” campaign. This aims to ensure that everyone takes responsibility for safety — both their own and that of others.

ArcelorMittal works closely with its trade unions to drive safety improvements through a global partnership comprising a Joint Global Health and Safety Committee at the corporate level and similar committees at every production unit. ArcelorMittal is the only company in its sector to have established such a global partnership.

Journey to Zero has achieved significant improvements in safety performance. The LTIFR has fallen from 3.1 incidents per million hours worked in 2007 to 0.85 in 2014. This compares with an average of 1.61 for the steel industry in 2013, up from 1.45 in 2012 (source: World Steel Association, “Worldsteel”), the latest available data. ArcelorMittal's LTIFR target for 2014 was reduced to 0.75 from 0.85 in 2013.

The index for restricted work plus lost time injuries improved by about 10 % from 2.59 in 2013 to 2.34 in 2014. This demonstrates good progress in reducing the frequency of significant safety events. That progress is confirmed by the reduction in the severity rate (related to the number of days' absence from work) relating to LTIs from 0.09 in 2013 to 0.08 in 2014 and by the severity rate for LTIs plus restricted work cases from 0.16 in 2013 to 0.14 in 2014.

Nevertheless, the Company's performance in 2014 was marred by 23 fatalities, an unacceptable and deeply distressing outcome. Reinforcing the implementation of the Company's fatality prevention standards through continued auditing of its sites, conducting more pro-active assessments of risks and hazards through awareness campaigns, and intensifying efforts to instill a safety culture among contractors remain priorities for 2015. A specific communication and information campaign relating to all major categories of past fatal accidents has been launched. Business Units and sites can draw on this to train and inform both their own personnel and third-party contractors before undertaking any task entailing one or more of these categories of work.

•         Health.  As with safety, ArcelorMittal takes a proactive approach on health. The Company is a member of the International Occupational Hygiene Association and is building a network of occupational health and hygiene professionals across the group. In 2014, more than 400 sites ran their own health awareness program, with approximately 135,000 employees participating in the various activities. One ArcelorMittal site received a Worldsteel Excellence Award in 2014 (the 2014 rules restrict the number of awards to one per company) for projects that have resulted in major improvements in a site’s safety or health record: the winning project was the ‘Quality of Life Program’ at the Tubarão site in Brazil.

•         Employee relations. The Company conducts open and continuous dialogue to create a working environment based on mutual trust, understanding and respect. See “Item 6.D––Directors, Senior Management and Employees––Employees”.

•         Diversity and Inclusion. With a presence in 60 countries and employees from many more, the diversity of ArcelorMittal's workforce is important in bringing fresh perspectives and experiences to the business. The Company's diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds. There is a particular focus on improving the gender balance within the business and to supporting women leaders. ArcelorMittal’s Group Management Board is committed to creating and maintaining a more inclusive culture and ensuring that the Company becomes an “employer of choice” for women. The Company has set a goal of increasing the number of women directors from two to three by the end of 2015, based upon a board size of 11 members. In 2011, a Global Diversity and Inclusion Council was created to define the gender diversity and inclusion strategy, identify the barriers that women face in the business and establish key performance indicators. With membership including one Group Management Board member and three members of the Management Committee, the Council comprises both men and women. In 2014, the ArcelorMittal University delivered sessions of its “Women in Leadership” course developed with the Instituto de Empresa business school in Madrid, Spain, and “Women Emerging in Leadership” course aimed at talented women in non-managerial levels for over 153 women worldwide.  The Company is carefully considering the impact of these programs on the business and looking at ways in which the women participants can become change agents and program ambassadors in their home organizations or departments. The Company is preparing to take an additional step with the launch of a new initiative to raise awareness of “unconscious bias” and its impact on decision-making.

•         Employee development. ArcelorMittal’s training and development activities are centered on the ArcelorMittal University (the “University”), which provides online and classroom training courses and offers a diverse choice of leadership, management, functional, technical and bespoke programs, encouraging lifelong learning and enabling professional progression. The University is fully accredited through the Corporate Learning Improvement Process (“CLIP”) accreditation from the European Foundation for Management Development (“EFMD”). EFMD is recognized as a high-quality accreditation body in the management field and CLIP is a benchmark for quality in the design and functioning of corporate training and educational organizations. A Governing Board has been set up to ensure better alignment between the University and the needs of the business. It is a forum for high-level, strategic university planning and discussions regarding learning. The board meets twice a year and is composed of members representing segments and main corporate functions. The University comprises a network of local campuses strategically located across the world – Hamilton (Canada), Avilès (Spain), Ostrava (Czech Republic) and Vanderbijlpark (South Africa). In 2014, a new campus opened its doors in Kryvyi Rih (Ukraine) to reinforce the exchange of best practices and knowledge sharing with Eastern Europe. The campus has the capacity to train simultaneously around 830 employees.

Learning Week is an annual event and in 2014 more than 48,000 employees participated in nearly 130 locations across the group, four times the number participating in 2013. The theme in 2014 - "we share, we learn, we grow" - was designed to reinforce knowledge sharing as a key component of organizational learning and growth.

ArcelorMittal constantly seeks to improve in all of its people practices. Regular benchmarking visits to other organizations are made to understand and share human resource and learning best practices, which will further support and enhance ArcelorMittal's capabilities to respond to the needs of the business. The Company's partnerships with well-recognized business schools and a pool of expert training providers offer it a wider perspective on the “world” of human resources. The University supports this learning culture within the organization. In 2014, the University also redefined and adapted its business model to position itself as a center of expertise through the involvement of local resources to respond to the growing training demand.

ArcelorMittal's management is focused on the development of a strong leadership pipeline, with a clear emphasis on internal mobility. Its commitment in this area was recognized in 2014 when ArcelorMittal was ranked 14th on the global Aon Hewitt Top Companies for Leaders list, which explores how organizations assess, select, develop and reward leaders. The Company maintains a number of processes that ensure the right skill sets are in place when and where they are needed.

Through a series of ‘career committees’, the Company facilitates the management and development of individuals, increases competency levels across the organization and ensures the availability of a pipeline of talent for key positions. This process is conducted through periodic meetings at different levels within the Company using information collected through the Global Employee Development Program.

Leadership assessments provide an objective insight into an individual's potential, providing them with an opportunity to accelerate their personal development and effectiveness. The assessment process is fully integrated with development programs such as selection, nomination, promotion and development.

Succession management is a key means of ensuring the sustainability of the business and continuity in leadership positions. Every year, senior management dedicates time to reviewing succession plans for around 400 key positions, from General Manager to Senior Executive Vice President. In addition, ArcelorMittal identifies, interviews and vets high-caliber individuals from within the global steel and mining industries and establishes an ongoing relationship with industry leaders. By combining these two approaches, ArcelorMittal strengthens its succession process by maintaining pre-identified and readily equipped internal and external talent pipelines.

Strategic workforce planning enables ArcelorMittal to proactively plan for its long-term workforce requirements with an aim to ensure that critical jobs are secured, the organization is appropriately staffed and skill shortages in the market are identified and addressed before the organization is negatively impacted.  The process is part of the “ArcelorMittal way”, and each business lead has its own workforce plan, consistent with its targets.

The desired qualities and outcomes of incumbents in key positions are outlined in highly detailed job profiles, which are developed in conjunction with a GMB member, the Head of Strategy and the Head of Human Resources. These are comprehensive profiles, including details from the duties of the job holder and the experience and competencies required to the major business challenges that will be faced. Individuals on succession plans are assessed against these profiles using psychometrics, simulations and detailed competency-based interviews. Development plans are then created to align with career aspirations of individuals, demands of job profiles and competency gaps.

•         Employee engagement. ArcelorMittal views employee engagement as a combination of alignment  (knowing what to do) and motivation (wanting to do it). In all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. The principal vehicle to help the Company’s management understand and measure employees’ opinions, attitudes and satisfaction is the ArcelorMittal Climate Survey. The survey looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership. In 2013, the survey registered the highest ever rate of response, at 75% of the targeted population. The next run of the survey is anticipated in 2015 and will measure the impact of the action plans developed following the previous results.

       Products that accelerate more sustainable lifestyles

         Increasingly, the sustainability of the Company’s steel solutions, as well as the sustainability of its production credentials, will affect consumer preferences. The Company’s ability to measure the sustainability value of its products over their lifecycle helps to prepare the Company to respond to these developments.

Accounting for the sustainability of a product over its life, or “lifecycle thinking”, has been developed in order to analyze and reduce the resource and emissions impact of products during their production, use and disposal.  Lifecycle analysis (“LCA”) is integral to ISO14040-44 and is a requirement of Environmental Product Declarations for construction products in Europe, although it has yet to be incorporated into the relevant standards for automotive products. A dedicated R&D team at ArcelorMittal has, since 2005, undertaken over 40 LCA studies in relation to construction, automotive, packaging and general industry products. Currently, ArcelorMittal chairs the Worldsteel LCA expert group and the SOVAMAT initiative (SOcial VAlue of MATerials), a strong international network of experts which aims to share knowledge on the measurement of the social and environmental impacts of materials.

The Company’s further breakthroughs in third generation advanced high-strength steels exemplify how its products are reducing the weight of automotive components whilst retaining their strength, thereby contributing to safer and lower carbon lifestyles. It has also commercialized new coatings for the construction and packaging industries that reduce weight and thereby the use of raw materials, cut pollution or respond to demand for ecologically friendly solutions. See “Item 4.B - Business Overview – Research and Development - Maintaining the competitiveness of steel versus alternative materials, particularly in the Company’s unique automotive franchise.”

       Products that create sustainable infrastructure

         A prosperous future society with a growing population will require innovative, smart and high-quality infrastructure.  The Company is working to ensure that customers understand the importance of steel’s potential social contribution, so that steel is the material of choice for those who design and deliver infrastructure. This is particularly important for customers in the construction, energy, public transport and general industrial markets.

In partnership with leading research institutions, ArcelorMittal has developed software packages, AMEco and LicaBuilt, that enable designers of bridges and buildings to assess the relative lifecycle impacts of their choice of materials on the environment, in terms of CO2 emissions, energy and water consumption and waste generation.

The Company has developed solutions to improve the sustainability of steel in the construction sector through new coating techniques to improve durability, reduce weight or cut pollution.  It has also enhanced the performance of electrical steels used in transformers. More details can be found in “Item 4.B–Business Overview–Research and Development.”

       Efficient use of resources and high recycling rates

ArcelorMittal is well positioned to respond to the long-term trends of continued population growth and natural resource pressures. This involves not only recycling scrap steel and promoting the re-use of production byproducts, but also appreciating the long-term value that can be created through the inherently circular nature of steel, and building this into commercial models. The Company will therefore work to evaluate how to capture the maximum value from a resource-efficient, closed-loop economy. It is currently engaged in several studies aimed at improving its understanding of the potential to improve steel recovery and recycling efficiencies.

      Approximately one quarter of the Company’s crude steel is produced in electric arc furnaces, which use steel scrap as feedstock. This capacity, together with the scrap used in the Company’s integrated plants, makes ArcelorMittal one of the world’s biggest recyclers. To work towards improved recovery and the optimal use of scrap, the Company is participating in a number of research programs on end-of-life steel recovery and recycling practices.

      The Company continues to research ways of reducing or reusing the byproducts from its operations, such as BOF slag or oily mill sludge. A dedicated R&D team evaluates the most valuable ways to do this using a proprietary tool, ROMEO. Wherever possible, these byproducts are re-used internally, and where not possible, they are sold for further use in the wider economy. For example, the Company is presently developing a process to retrieve and re-use the steel in grinding sludge produced from rolling mill rollers.

       Trusted user of air, land and water

         As a user of large volumes of water in its steel and mining operations, the Company contributes to local air and water quality. ArcelorMittal recognizes the importance of the trust of its stakeholders in order to share these vital resources with local communities as part of the Company’s license to operate. The Company therefore aims to enhance its relationship with local communities and other stakeholders, endeavoring to listen to concerns about air and water quality where they are raised. The Company monitors air, water, energy and residue data at all production sites and publishes regularly on its performance in its corporate responsibility report at a global level. In 2014, 19 corporate responsibility reports were also published at a country or local level, and a large proportion of these disclosures concerned air emissions and water use.

In 2014, $375 million was allocated to investment in environmental improvement projects. Significant projects are detailed in “Item 4.B––Information on the Company––Business Overview–Government Regulations–Environmental Laws and Regulations”.

The Company aims to practice good land use management, and protects biodiversity in the environments where it operates.  Wherever ArcelorMittal develops a new mine or steel project, it carries out detailed environmental impact assessments so as to establish an environmental management plan covering both the life of the mine and what happens to the land afterwards. At the Company's Liberian iron ore mines, situated close to both mountain and lowland rainforests, ArcelorMittal is engaged in major environmental investments to offset the impact of the project. In Baffinland, where through its joint venture ArcelorMittal plans to develop a greenfield iron ore project, the Company has been carefully documenting the biotic and abiotic environment at the Mary River.

          Responsible energy user that helps create a lower carbon future

Given the importance of energy to the ArcelorMittal business, it is vital that the Company be able to respond to the geo-political realities driving energy policy and supplies, including regulations relating to carbon emissions.  Through its energy choices, the Company’s ambition is to be a responsible energy user that helps create a lower carbon future.

ArcelorMittal therefore continuously seeks process improvements that will lessen its energy usage, thereby reducing both CO₂  emissions and costs. An energy manager is in place at every plant, supported by a network of technical energy professionals, energy procurement experts and R&D specialists. In 2014, about 47% of the Company’s approved environmental capital investments were dedicated to energy projects.

In the United States, the Company has an initiative in place to reduce energy consumption of 17 plants by 10% and has been honored with the “Energy Star” award from the U.S. Environmental Protection Agency for six years in a row. In the Europe segment, the Energize program targets a 10% saving in energy costs by 2016, covering the period from 2011 through 2016. Performance against these targets is reported in the Company’s annual sustainable development report.

Supply chains that ArcelorMittal’s customers trust

ArcelorMittal engages with its suppliers on social and environmental issues in order to reduce its own risks, meet the expectations of its customers, regulators and wider society, and create more sustainable value for the Company, its shareholders and other stakeholders. The Company’s Code for Responsible Sourcing sets out minimum standards for its suppliers and describes how the Company will work with them to achieve these standards. Progress on responsible sourcing is reported in the Company’s annual corporate responsibility report.

       Active and welcomed member of the community

The Company understands the importance of active  engagement in the community, a commitment to two-way dialogue, respect for the rights of the community, and honest, transparent communications.

The Company’s Community Investment Strategy aims to focus on the company’s core competencies and resources to support communities in ways that align with both their needs and those of their businesses. In this way it responds to the needs of local stakeholders. In response to the heavy flooding in Bosnia Herzegovina in May, ArcelorMittal teams in both Zenica and Prijedor made efforts to deliver all possible aid to their respective local communities and made an assessment for longer-term support.  In August, with the Company’s operations and communities in Liberia severely challenged by the Ebola outbreak, ArcelorMittal co-founded and has to date chaired the Ebola Private Sector Mobilization Group (“EPSMG”). EPSMG became a growing coalition of over 100 companies and 40 civil society/government bodies aiming to align private sector capability with the international Ebola response.

Employee volunteering is part of the community investment strategy that also creates motivation in the Company’s workforce. In 2014, 90 employees took part in solidarity holidays in nine countries, providing a link with local communities and support for local projects.

Pipeline of talented scientists and engineers for tomorrow

         The continued input of talented scientists and engineers will be vital to sustainable development, and the contribution of the steel industry to such initiatives. Skills in STEM (science, technology, engineering and mathematics) are therefore important to the Company’s future and to the jobs of the future. Between 2015 and 2025, jobs requiring STEM skills are projected to grow to more than 9 million worldwide, which is an increase of about 1 million. The Company is investing in STEM to motivate potentially compelling applicants to move in this promising direction. STEM is now the global theme for the Company’s community investment strategy.

         In the U.S., the Company’s Campus Partnership Program invests $1 million each year in ten schools to sponsor mechanical and electrical engineering majors and to build the Company’s relationships with schools. A Great Science Academy program launched with ArcelorMittal investment enables students from sixth to twelfth grade to focus on the Great Lakes, space and aeronautics, biomedical technology, design and innovation. The retention rate of students beginning in sixth grade continuing on in the program is 90%, and students who have participated in the program report being more interested in a STEM major in college.

         In South Africa, the Company is contributing to the alleviation of the crisis-level dearth of national skills in the sciences, and especially in the field of engineering, through the Company’s ZAR 12 million investment in Science Centres in Sebokeng, Saldanha and Newcastle. These ArcelorMittal Science Centres are non-profit centers of excellence that seek to improve mathematics and science performance at schools, and stimulate interest and curiosity in these fields. Furthermore, these Science Centres provide information, knowledge and skills training to teachers, learners, school leavers and the general public in the communities surrounding the company’s operations.

ArcelorMittal’s contribution to society measured, shared and valued

         ArcelorMittal recognizes it can benefit from understanding the broader social and economic value it creates, both directly and indirectly, and from sharing this information with its stakeholders. The Company is therefore developing metrics to measure its social impact. In 2014, ArcelorMittal South Africa published a study that examines the actual impact the Company has in South Africa in terms of economic growth, jobs, local communities, the environment, the country’s development through steel, and as a catalyst for change. The Company will review this approach and apply it in other areas where it has a significant economic impact to ensure it is able to provide evidence of this. It will also report on its economic impact at a global level in the Company’s sustainable development report published in April.

These outcomes are underpinned by transparent and good governance

Listening, learning and transparency are key to the integrity of the Company’s leadership and governance, ensuring the Company operates effectively and ethically in all parts of the world.  The Company understands the importance of managing and monitoring the non-financial aspects of its business at the local level. This involves tracking stakeholder expectations and long-term global sustainability trends and preparing to respond effectively and transparently.

The Board of Directors reviews issues of sustainability and corporate responsibility for the business on a quarterly basis. Analysis is provided via three committees which report to the Board: the Audit Committee reviews the Compliance Reports, which also cover compliance with the Code of Business Conduct; the Appointments, Remuneration and Corporate Governance Committee develops, monitors and reviews corporate responsibility policies; and the Risk Management Committee addresses specific social, environmental or ethical aspects that present a potential or actual risk to the business.

The Sustainable Development Council (“SDC”) is mandated to coordinate and optimize sustainability throughout ArcelorMittal, and reports to the GMB. It is comprised of senior managers representing each segment as well as corporate functions including risk management, human resources, environment, health and safety and communications.

The day-to-day implementation of the corporate responsibility policy is managed by the corporate responsibility team. They have expertise in specific areas such as global sustainability trends and policies, stakeholder relations, responsible sourcing, human rights, community investment, environmental and social impact and reporting. They also engage with global stakeholders such as international non-governmental organizations and socially responsible investors. This team works with segment representatives and business units to ensure that short- and long-term sustainability issues are being effectively addressed. Every plant manager and local CEO is responsible for managing sustainability issues in their own operations, as supported by local coordinators.

•         Stakeholder expectations. ArcelorMittal considers its relationships with its various stakeholders to be vital across its operations. Conducted in the right way, these relationships help the Company to know its priorities, understand how it can best respond, anticipate future problems, and earn the trust of its stakeholders. ArcelorMittal operations in each of the countries in which it operates are required to undertake an assessment of their stakeholders and their expectations, and to incorporate suitable responses by local businesses as part of their sustainable development plan.

•         Transparency.  The Company believes that stakeholder trust will be enhanced through transparency about the social and environmental impacts of its operations. The Company is continuously enhancing its disclosures through its annual corporate responsibility reports issued at both the corporate and local level. In 2014, such local reports were published in 19 countries. The Company also discloses to the Carbon Disclosure Project for carbon, water and its supply chain.

In Transparency International’s Transparency in Corporate Reporting index, published in November 2014, ArcelorMittal was ranked 6th out of 124 companies. ArcelorMittal’s 2013 corporate responsibility report was highlighted by the World Business Council for Sustainable Development in its annual review of 162 sustainability reports released in November 2014; the Company’s corporate responsibility governance and accountability performance is exemplified as a best practice, and its report was among the ten highest-scoring reports under review. The Company did not appear in the Dow Jones Sustainability Index in 2014, but is working on how to improve its sustainability management and disclosures in order to re-enter.

•         Ethics and integrity. The Company's way of doing business is governed by its Code of Business Conduct and the associated set of policies and procedures. This covers not only employees’ legal responsibilities, but also areas such as potential conflicts of interest, fair dealing with customers and suppliers, data protection and the proper use of Company assets.

In 2014, an integrity campaign was launched to assess the impact of the Company’s policies and procedures on the behavior of the business, through engaging employees around three pillars of integrity: honesty and transparency; dignity and respect; and exemplarity.  See also “Item 16.B–Code of Ethics” and “Item 6.C‒Directors, Senior Management and Employees‒Board Practices/Corporate Governance”.

•         Human rights. ArcelorMittal’s human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human Rights, the core conventions of the International Labor Organization, and the UN Global Compact. It includes commitments to the Company’s workforce, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people. Every employee is required to undertake training in the Company’s policy every three years, and in 2014, 76% of the Company’s workforce had completed up-to-date training.

See also “Item 6.C – Directors, Senior Management and Employees‒Board Practices/Corporate Governance”.

Business strategy

ArcelorMittal’s success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, intensified its efforts to control costs and repositioned its operations to outperform its competitors.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:

•              Global scale and scope

•              Unmatched technical capabilities

•              Diverse portfolio of steel and related businesses, particularly mining

•              Financial capability.

Three themes

Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company’s technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where ArcelorMittal is a market leader. In addition, the Company is present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies. In developing attractive steel businesses, ArcelorMittal’s goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. It will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the current environment, that investment will be highly disciplined. Commodity steel markets will inevitably remain an important part of our steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets.

Mining. ArcelorMittal is working to grow its already world-class business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company's strategy is to create value by expanding its Tier I and Tier II assets, such as its mines in Canada and Liberia; by controlling cost and capital expenditure, and by supplying products that are highly valued by steel producers.

ArcelorMittal's financial capability has allowed it to continue to invest in key mining assets throughout the crisis, while the diversity of its steel and mining portfolio facilitates the ability of the mining business to optimize the value of its products in the steelmaking process. The Company's mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for our steel operations.

All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. The Company steadily optimizes its asset base to ensure it is achieving high operating rates at its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness.

Five key strategic enablers. Critical to implementing this strategy are five key enablers:

A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The Company recognizes that it has an obligation to act responsibly towards all stakeholders. ArcelorMittal's commitment to sustainability is outlined in the Sustainable Development section above. Sustainability is a core value that underlies ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.

A strong balance sheet. The Company's balance sheet currently constrains its flexibility for funding organic growth or transformative acquisitions. While good progress has been made in recent years to reduce debt, achieving the medium-term targeted net debt level of US$15 billion remains a critical objective.

A decentralized organizational structure. ArcelorMittal's scale and scope are defining characteristics that give it a competitive advantage. They also introduce complexity and the risks of inefficiency, bureaucracy and diffuse accountability. To manage these risks, the Company favors a structure in which the responsibility for profit and loss is focused on business units aligned with markets.

Active portfolio management. Throughout the Company's history, it has sought to grow and strengthen the business through acquisition. That remains the case. The acquisition of existing assets and businesses is typically seen as a more attractive growth path than greenfield investment. But the Company is also willing to dispose of businesses that cannot meet its performance standards or that have more value to others.

The best talent. ArcelorMittal's success will depend on the quality of its people, and its ability to engage, motivate and reward them. As detailed in the Employee Development sections above, the Company is committed to investing in its people and ensuring a strong leadership pipeline. It will continue to improve its processes to attract, develop and retain the best talent.

Business Overview

ArcelorMittal reports its operations in five reportable segments representing continuing operations: NAFTA, Brazil, Europe, ACIS and Mining. The following table sets forth selected financial data by segment.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2012
	Sales to external customers	20,576	9,902	41,996	9,976	1,674	89	-	84,213
	Intersegment sales**	185	255	503	221	3,819	592	(5,575)	-
	Operating income (loss)	1,243	561	(5,725)	(54)	1,209	(95)	216	(2,645)
	Depreciation	776	729	1,944	657	546	50	-	4,702
	Impairment	(5)	-	5,032	8	-	-	-	5,035
	Capital expenditures	494	600	1,207	436	1,883	97	-	4,717
	Year ended December 31, 2013
	Sales to external customers	19,416	9,877	40,086	8,254	1,659	148	-	79,440
	Intersegment sales**	229	271	421	164	4,107	606	(5,798)	-
	Operating income (loss)	630	1,204	(985)	(457)	1,176	(298)	(73)	1,197
	Depreciation	767	691	2,003	542	642	50	-	4,695
	Impairment	-	-	86	196	162	-	-	444
	Capital expenditures	422	276	990	398	1,342	24	-	3,452
	Year ended December 31, 2014
	Sales to external customers	21,030	9,558	39,224	8,032	1,320	118	-	79,282
	Intersegment sales**	132	479	328	236	3,650	419	(5,244)	-
	Operating income (loss)	386	1,388	737	95	565	(264)	127	3,034
	Depreciation	706	457	1,510	525	703	38	-	3,939
	Impairment	114	-	57	-	63	30	-	264
	Capital expenditures	505	497	1,052	573	993	45	-	3,665

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

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

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years, and the cost of electricity.

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

Seamless Tubes. Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

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

Stainless Steel

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. A small amount of stainless processing and products are produced at Calvert and Industeel.

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

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2014, ArcelorMittal produced 9.3 million tonnes of DRI, up from 8.9 million in 2013. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products.

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

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process. ArcelorMittal has exploration and evaluation mining projects in India and Africa that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. In late 2012, the Company secured additional shareholder support for Baffinland with ArcelorMittal and Nunavut Iron Ore becoming equal partners in the joint venture. Also, in order for the Company to forge strategic relationships with key customers, in 2013, the Company’s wholly owned subsidiary ArcelorMittal Mines Canada entered into a joint venture partnership with a consortium led by POSCO and China Steel Corporation (“CSC”) to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium holds a 15% interest in the joint venture, with ArcelorMittal Mines Canada retaining the remaining 85% interest. POSCO and CSC have entered into long-term iron ore off-take agreements with ArcelorMittal Mines Canada. See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions and to introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. and US Steel in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen in South Africa. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore and Peabody in Australia, Alpha Natural Resources and Walter Energy Inc. in the United States, Teck Coal in Canada, Vale and Rio Tinto in Mozambique. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2014, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond those provided by its own mines and strategic long-term contracts, under other long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2014.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	116.5	76.1	40.4	65%
	PCI & Coal[2]	43.3	7.3	36.0	17%
	Coke	26.5	23.0	3.4	87%
	Scrap & DRI	39.6	20.3	19.2	51%

1	Assuming full shipments of iron ore at ArcelorMittal Mines Canada, Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all shipments of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded capacity of existing mines in Canada, started development of an early revenue phase through its joint venture in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. In addition, the Company has prospective mining developments in India and Canada. See “Item 4A—Information on the Company—History and Development of the Company – Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2014:

	Mine	Type	Product	2014 Production (in millions of metric tonnes)[1]
	Own mines
	North America[2]	Open pit	Concentrate, lump, fines and pellets	37.3
	South America	Open pit	Lump and fines	4.5
	Europe	Open pit	Concentrate and lump	2.1
	Africa	Open pit /underground	Fines	5.5
	Asia, CIS & Other	Open pit /underground	Concentrate, lump, fines and sinter feed	14.5
	Total own iron ore production of own mines			63.9
	Strategic long-term contracts– iron ore
	North America[3]	Open pit	Pellets	8.2
	Africa[4]	Open pit	Lump and fines	4.9
	Total strategic long-term contracts – iron ore			13.1
	Total			77.0

1	Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).
2	Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña Colorada (Mexico, 50%).
3	Consists of long-term supply contracts with Cliffs Natural Resources Inc. for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was extended on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4.D—Information on the Company—Property, Plant and Equipment”.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan, Russia (see “Item 4.A—History and development of the Company—Key transactions and events in 2014”) and the United States. The Company’s mines in Kazakhstan supply substantially all the requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group together with external customers.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2014:

	Mine	2014 Production (millions of metric tonnes)
	Own mines
	North America	2.04
	Asia, CIS & Other	4.98
	Total own coal production	7.02
	Coal - strategic contracts
	North America[1]	0.37
	Africa[2]	0.31
	Total strategic contracts – coal	0.68
	Total	7.70

1	Strategic agreement - prices on a fixed-price basis.
2	Long term lease - prices on a cost-plus basis.

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Czech Republic, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China, Japan, Columbia and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Other Raw Materials and Energy

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally optimizing transport costs. Typically scrap purchases are made in the spot market on a monthly/weekly basis or with short-term contracts. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin, aluminum and nickel are purchased under annual volume contracts. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts elsewhere. The duration of these contracts vary significantly depending on the various areas and types of arrangements.

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

In 2014, AM Shipping arranged transportation for approximately 68.7 million tonnes of raw materials and about 14.1 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”), Luxembourg based ArcelorMittal Sourcing and Luxembourg based AM Mining SA. GC handles shipping of approximately 23% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover about 50% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

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

Sales and Marketing

In 2014, ArcelorMittal sold approximately 85.1 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. In the E.U. region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to ArcelorMittal’s customers. Distribution centers provide access to ArcelorMittal’s products to smaller customers that cannot or do not want to buy directly from the operating facility.

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

Insurance

ArcelorMittal maintains insurance policies to cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks, including certain natural disasters, such as earthquakes, acts of terrorism, floods and windstorms, and certain consequential losses, including business interruption arising from the occurrence of an insured event under the said policies.

ArcelorMittal also purchases worldwide third-party public and product liability insurance coverage for all of its subsidiaries.

Various other types of insurance are also maintained, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, directors and officers liability, commercial crime, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

Each of the operating subsidiaries of ArcelorMittal maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

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

ArcelorMittal believes that its insurance coverage is in line with industry practice and sufficient to cover normal risks in its operations. Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an event that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 4,500 patents and patent applications, mostly recent and middle-aged, for more than 455 patent families, with 39 inventions newly-protected in 2014. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to patent portfolio, ArcelorMittal is constantly developing technical know-how and other unpatented proprietary information related to design, production process, and use of high quality steel products, leading to development of new applications or to improvement of steel solutions proposed to its customers, such as the ones aiming at weight reduction for vehicles. ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

Government Regulations

See “Item 3.D—Key Information—Risk Factors” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2014, that affect or are likely to affect its operations.

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

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2014, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $375 million in order to facilitate compliance with these environmental laws and regulations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, a bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

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

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.  In December 2012, the United Nations Climate Change Conference in Doha (“COP 18”) made further progress toward the 2015 goal and, in the interim, reached agreement to further extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2020. A binding reduction target of 20% compared to 1990 was confirmed for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. Canada, Japan, New Zealand and the Russian Federation did not sign up to a second commitment period. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension.  In December 2014, the United Nations signed a global protocol for no binding commitments from the nations but with the general intention to prepare for the next United Nations Climate Change Conference, to be held in Paris in late 2015. The nations will communicate their national contribution (post 2020) to reduce their impacts on climate change and also propose possible schemes and policies they could put in place to achieve these targets.

Even during the period through 2020, the requirements relating to greenhouse gas emissions remain uncertain, especially within Europe with the EU Commission seeking to modify free allowances rules and CO2 volumes allocations in Phase III of ETS. ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

ArcelorMittal’s operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

The EPA has issued a series of regulations and guidance documents, which establish both reporting and permitting obligations for significant stationary sources of greenhouse gas (“GHG”) emissions including iron and steel facilities. The permitting obligations apply to both significant new sources of GHGs and existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permitting obligations are obligated to install Best Available Control Technology to reduce GHG emissions.

As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies for new or modified sources that result in a significant increase in GHG emissions.

The EPA is expected to pursue the establishment of lower air emissions limitations and/or imposition of other requirements that will cause large industrial sources (including power plants, cement facilities and iron and steel facilities) to minimize air emissions. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On August 15, 2014, the EPA issued a final rule to regulate cooling water intake structures for electric power generation and manufacturing facilities.  Affected facilities are subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake. These case-by-case determinations require substantial documentation and studies, which will be conducted prior to permit renewals at the affected facilities.

In 2013, the EPA rejected the State of Minnesota’s plan for reducing regional haze, which is designed to protect pristine areas, and promulgated its own plan which will require the taconite industry to install low NOx burners at taconite furnaces in the region.  This will in turn require significant capital investment.  The taconite industry challenged EPA’s plan based on concerns of cost, production impacts and environmental effectiveness in federal court and the court granted a stay of enforcement of the requirements pending its review.  That appeal will be decided in 2015 unless the parties reach a settlement.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to other environmental regulatory developments or matters in 2015.

European Union

Significant EU Directives and regulations are applicable to ArcelorMittal’s production units in the EU, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED Directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED Directive must ensure that their Emissions Limit Values (ELV) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered. One of the significant changes compared to the previous rules is that it will be more difficult for operators to obtain derogations related to the implementation of BAT and the associated emissions limits values. Member States should have transposed the IED rules into national legislation by January 7, 2013 and are to apply them to facilities through review and revision of their environmental permits. The implementation of the IED Directive will materially impact ArcelorMittal activities in the EU at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. Most of the Member States are expected to update permits and have ELVs achieved by operators in 2016. However, this intention does not seem achievable due to the time needed to have existing permits updated and also related investment erected and in operation. The IED Directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the EU, Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the EU, Basel Convention on the control of trans boundary movements of hazardous wastes and their disposal of March 22, 1989 and the decision of the Council of the OECD on the control of trans boundary movements of waste destined for recovery operations, which govern exports and disposal of waste materials.

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

The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted will result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Phase III of the ETS also will be impacted by a Commission proposal currently in the co-decision procedure to “backload” a certain number of emission allowances, due to the fact that the Commission consider the price of allowances has been lower than expected and does not incite operators to invest in low-carbon technologies. With this measure, the Commission will remove either definitively or temporarily a certain number of emission allowances from the market in order to increase their price. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral

Correction Factor” will further negatively impact CO2 free allowances previously announced to industry based on benchmark values. In 2014, the Commission investigated new possible schemes and mechanisms to regulate and adjust CO2 prices on ETS market (CO2 backloading, or Market Stability Reserve). EU agreed (October 23, 2014) on a 2030 greenhouse gas reduction target of at least 40% compared to 1990. This is on top of the other main targets of the Commission’s 2030 policy framework calling for increasing the share of renewable energy to at least 27%and increasing energy efficiency by at least 27%.

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

•         The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which was published in the EU’s official journal on July 24, 2012, entered into force on August 13, 2013, and will apply from June 1, 2015. The new directive updates the existing legislation to take account of changes in the EU classification of dangerous substances, strengthens provisions on public access to safety information, and introduces stricter standards for inspections of installations.

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

•         Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008, establishing liability (including criminal liability) for violations of the EU environmental legislation.

•         Directive 2002/96/EC of January 27, 2003 relating to waste electrical and electronic equipment, Directive 2000/53/EC of September 18, 2000 relating to end-of-life vehicles, and Directive 2004/12/EC of February 11, 2004 relating to packaging and packaging waste.

EU Directives continue to become more stringent. A review of air quality norms legislation continued in 2014, with special focus on Particulate Matter (“PM”), and is still in progress. Under the Commission’s 2013 Clean Air Programme for Europe, including a proposal for a reviewed National Emission Ceilings Directive establishing new ceilings for 2020 and 2030, and a proposal to regulate emissions from medium-sized combustion plants, reductions in air quality limits are expected in the near future.

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

Argentina

During 2014, numerous regulations were published, both at the national and provincial level, some of them will be explained below due to their particular relevance for the Company’s operations:

Environmental Insurance: The Law 25.675, which was enacted in 2002, required facilities engaging in potentially hazardous activities to obtain Environmental Insurance. Under Decree 1638/12, new alternatives for

Bonding Insurance were approved at the national level but they are not still operating due to a provisional measure presented by a non-governmental organization. In the Santa Fe province, Decree 1879/13 also requires Environmental Insurance and Decree 2336/13 extended the deadline. ArcelorMittal has obtained Environmental Bonding Insurance for Villa Constitucion, Tablada, and San Nicolas plants in order to meet the requirements.

Environmental Licenses: The Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitucion plant’s license was officially obtained in June 2013. The Villa Constitucion Plant’s committed plan was monitored by environmental authorities and completed in January 2014. ArcelorMittal expects that the license will be renewed in June 2015. The Tablada and San Nicolas Plants licenses were obtained for Tablada in November 2013 and the San Nicolas license was obtained in July 2013 and an additional license in April 2014.

Environmental Taxes: In the Buenos Aires province, Decree 429/13 has imposed taxes related to water consumption, however the impact to the Company’s operations in San Nicolas and Tablada is low. Currently, there is no requirement for similar taxes the Santa Fe province, but they may be imposed in the future.

Residues Management: Decree 2151/14 requires that industrial non-dangerous residues undergo recycle or recovery activities and avoid final disposal. The decree will be operative during 2015 and will impose additional costs on ArcelorMittal’s plants in Argentina.

Bosnia and Herzegovina

Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents on waters and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions the discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution.

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all of ArcelorMittal’s environmental protection plans; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years. Environmental permits for the BOF and EAF Steel Plant and Rolling Mills expired in November 2014. Other permits will expire in November 2015. ArcelorMittal Zenica has submitted a timely request for the renewal of its permits based on current regulations and the renewal process is in progress. ArcelorMittal Zenica is working together with the Federal Ministry of Environment and Tourism on the renewal of expired permits and therefore does not anticipate any issues with the continuity of operations. The Federal Ministry will issue separate permits for the steel plant, in order to merge the BOF and EAF steel plants, the blast furnace, the rolling mills and the forge shop (as an idle plant). The issuance of a single environmental permit for all of ArcelorMittal Zenica’s operations is not possible due to lack of regulation (the new regulation is in the preparation phase but has not been completed or issued). ArcelorMittal Zenica is discussing emission limits and measures that will be a part of the renewed permits with the Federal Ministry.

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

For ArcelorMittal Prijedor, the Omarska mine has two separate licenses, one for the Surface pit, which was issued in 2010 and is valid until 2015, and the other for the GMS plant (Medjedja tailing dam and maintenance) which was issued in 2008 and renewed in November 2013. ArcelorMittal Prijedor is required to renew its environmental licenses every 5 years. In accordance with its environmental licenses, ArcelorMittal Prijedor is required to monitor and control on a regular basis:

•         Waste waters,

•         Gas and dust emissions,

•         Noise and vibration,

•         Seismic effects of blasting, and

•         Storage dam in Medjedja.

ArcelorMittal Prijedor also obtained an environmental license for Limestone Quarry Drenovaca in 2011, which must be renewed in 2016.

Brazil

ArcelorMittal’s operating subsidiaries in Brazil are subject to federal and state environmental laws and resolutions issued by the Brazilian National Environmental Council (“CONAMA”). The Federal Constitution established the protection of the environment as a principle, while both the government and society generally are responsible for the achievement of such purpose. ArcelorMittal Brazil has implemented and conducts appropriate programs and compliance plans, fulfilled its reporting obligations and expects to continue to dedicate resources to comply with the rules.

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

Federal Law 9985/2000 established the National System of Protected Areas and represents the main statute on the subject and concerns environmental compensation.

National Decree No. 6848/2009, which implements Federal Law No. 9985/2000 establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Law No. 12305/2010 established the National Policy on Solid Waste, which sets out principles, objectives, instruments and guidelines for the management of solid residues and defined responsibilities for generators and government. The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Environmental State Law No. 9264/2009.

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Federal Law No. 12187/2009). For the steel sector, a reduction target of 5% by 2020 with 2012 as the reference year has been established. ArcelorMittal Brazil is engaged in a study with the Brazilian steel federation to see how and by whom actions need to be taken to reach this reduction. In particular, ArcelorMittal Brazil is still participating in the Strategic Studies and Management working group created to encourage the use of sustainable charcoal in the Brazilian steel industry. On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests. In 2013, meetings were held to define actions to achieve the protocol’s objectives. Currently an initiative is underway to establish criteria for Green Labeling in pig-iron production.

Espirito Santo State, issued Environmental State Law No. 9685/2011, which amended Environmental State Law No. 7058/2002 to significantly enlarge the list of conduct that constitutes an administrative environmental violation, as well as noncompliance with an Environmental Commitment (“TCA”). The new law also established requirements and procedures for execution and the minimum content of the TCA.

Federal Resolution No. 382/2006 published by CONAMA, imposes more stringent limitations on dust, sulfur dioxide and nitrogen oxides for new sources in the steel industry. Administrative Order No. 259/2009 published by the Ministry of the Environment (“MMA”) and IBAMA requires that the environmental impact statement contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment.

Federal Resolution No. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source. Beginning in 2014, more stringent limits became effective for emissions of particulate material, SO2, NOx from coke ovens, electric arc furnaces, rolling mills, sintering, charcoal blast furnaces and blast furnaces. ArcelorMittal Brasil already complies with these new emission standards. In Minas Gerais, the Normative Deliberation 187/2013 established maximum limits for air pollutants emissions from stationary sources. Although pig iron suppliers do not currently achieve these limits, the compliance deadline is 2018.

Federal Resolution No. 396/2008 published by CONAMA established classification guidelines and quality standards for groundwater.

Federal Resolution No. 420/2009 published by CONAMA addressed prevention of soil contamination.  It establishes guidelines for classification of soil quality, standards for the presence of chemicals in soils, and guidelines for management of contamination caused by human activities. This Federal Resolution is expected to have a major impact on the steel industry in Brazil. States have started to define soil criteria and establish required procedures. In particular, the Minas Gerais state has already published its own regulation (DN 02/2010) and is looking into industry activities that may be sources of soil and groundwater contamination. Federal Resolution No. 460/2013, published by CONAMA, alters Article No. 8 of Federal Resolution No. 420/2009 with general directions for the management and classification of the quality of the soil.

A new resolution from the São Paulo State Environmental Agency (“CETESB”) establishing new soil guidance values has been enforced following São Paulo State Board Decision 045/2014. Standards for inorganic compounds (metals) have become, in general, less restrictive. However, guidance values for other compounds (PAHs, Organic Chlorides etc.) have become more restrictive. Considering that the guidance values under Federal Resolution No. 420/2009, published by CONAMA, were based on the prior CETESB values, it is expected that the federal guidance values will be changed in 2015.

São Paulo published Decree No. 59263/2013 which established guidelines for contaminated site management. The main items are related to the publication of a State List of Contaminated Sites. The Decree requires the legally responsible person to provide bank guarantees or environmental insurance worth at least one hundred and twenty-five per cent (125%) of the costs estimated in such plan. The penalties for violating this Decree could consist of fines up to $30 million or embargo, demolition and suspension of loans and tax benefits.

Federal Law No. 12651/2012 addressed the protection of native forests and sets limits on use of property so as to protect existing vegetation. It largely reenacts old legislation first adopted in 1965. Minas Gerais State Law No. 20992/2013, relating to forest policies and the protection of the biodiversity of the State of Minas Gerais repeated various provisions of Federal Law No. 12651/2012, but also included new provisions not covered by the federal legislation. In particular, it includes provisions relating to measures that operators are required to implement prior to commencing operations to compensate for the suppression of native vegetation. These measures are to be part of the operating license.

Espírito Santo State Law No. 10179/2014 establishes Water Resources Policy. Article No. 31 states that water intake and discharge are subject to a financial charge. It is expected that ArcelorMittal Tubarão and Cariacica will become subject to the new financial charges in the next two years. In addition, State Decree No. 3463-R/2013 set new standards for air quality and provides related measures.

Canada

ArcelorMittal’s operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality, and noise.

The Government of Canada is continuing its efforts to design and implement regulations to limit GHG emissions. Two Canadian provinces, including British Columbia and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to assist in implementation of cap-and-trade regimes at State and Provincial levels. Quebec and the third member of WCI, California, participate in a joint cap-and-trade system, which replaced the Quebec green tax. In this system, free allocations will be reduced annually until 2020. The minimum price for carbon dioxide credits is CAD$10/tonne, while the maximum price is CAD$50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime before 2016; after 2016, there is some uncertainty on the carbon price. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Environment Canada, a Canadian governmental agency, has established Base Level Industrial Emissions Requirements (“BLIERs”) within its Air Quality Management System (“AQMS”) program to be implemented in 2015. For the iron and steel sector, pollutants subject to a BLIER are total PM, sulfur dioxide and nitrogen oxides.

ArcelorMittal Mining Canada GP and two other Canadian pelletizing operations are also developing BLIERs for dust (PM2,5), sulfur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content and on dust by weight, consistent with the new Quebec regulation adopted at the Provincial level. With respect to nitrogen oxides, the technical working group must familiarize itself with the pelletizing process before it can establish a specific limit.  The approach taken by federal authorities is to include these objectives in a pollution prevention plan.

In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emission concentration limits  under Ontario Regulation 419/05 approved in August 2010.  Those limits expire in February 2015, and ArcelorMittal Dofasco has submitted an application for their renewal.  Approval will be conditional on implementing a CAD$135 million portfolio of environmental capital projects and operating projects over the 5-year term of the renewal.  More than CAD$120 million of the portfolio is comprised of already-approved projects and programs at the Company’s coke making and by-products operations.

In the Province of Quebec, the mining and metallurgical sectors are negotiating depollution permits that will apply to the ArcelorMittal Mining Canada GP and ArcelorMittal Contrecoeur works. The depollution permit for Mount Wright (issued in March 2010 and request for renewal was made in August 2014). The Port-Cartier depollution permit is expected to be issued in the first quarter of 2015. The new permits will require ArcelorMittal Mines Canada to invest in a pellet plant wastewater system and conduct studies on air emissions. The Fire Lake depollution permit is expected to be issued in June 2015. Investments in drainage collection ditches are required in Mont Wright and in Fire Lake. Beginning in 2015, ArcelorMittal Mining Canada GP will be taxed on sites with depollution permits for waste rock and tailings storage with a maximum cost per site of CAD$1 million per year.

Pursuant to the mining regulation and the restoration plans for the facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources, ArcelorMittal Mines Canada will be required to obtain financial insurance which is estimated to be in the range of CAD$80 million and CAD$90 million for restoration of both sites. The financial guarantee covering the total amount is to be provided over a three year period. The restoration plan for Fire Lake is expected to be revised in 2015 to reflect the updated mining plan.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued by the end of 2015. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

Quebec adopted a Clean Air Regulation on June 30, 2011 that will require annual PM testing for steel mills, and installation of broken bag detectors in baghouses.

In the mining sector, this regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced. The immediate financial impact of this regulation is about CAD$2.0 million related to the installation of continuous monitoring equipment. Also, the electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensure the conformity to the new emission limit on a medium-term basis. The preliminary evaluations performed so far indicated that the cost of this project could be in the order of magnitude of CAD$80 million over the next 5 years but further studies will have to be performed.

There are a number of permits, leases, and authorizations required for the project, including an archaeological and paleontological permit from the Government of Nunavut’s Department of Culture and Heritage.  Land tenure through long-term leases and shorter-term land use permits will be required from the Qikiqtani Inuit Association to access Inuit-owned land that surrounds the proposed Mine Site and from Aboriginal Affairs and Northern Development Canada for the port at Steensby Inlet and most of the proposed railway corridor. Other key environmental regulatory approvals include a Type A Water License from the Nunavut Water Board for water used, treated and discharged, Fisheries Act authorization from the Department of Fisheries and Oceans, approvals or exemptions under the Navigable Waters Protection Act administered by Transport Canada Navigable Waters Protection Program and a license for explosives manufacture from Natural Resources Canada under the Explosives Act.

Costa Rica

ArcelorMittal’s operations in Costa Rica are subject to laws and regulations promulgated by the central government related to environmental areas such as air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, recovery and disposal practices and responsibilities and the remediation of environmental contamination.  These regulations are taken into account in ArcelorMittal’s day-to-day operations in Costa Rica.

Kazakhstan

Kazakhstan’s Environmental Code no. 212-III dated January 9, 2007 and its amending law no. 164-IV dated June 23, 2009 specify the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring, and the import of environmentally hazardous processes, techniques and equipment. They also establish the liabilities of users of natural resources in respect of design, development and operation of economic entities and other facilities; as well as the responsibilities regarding emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage. Further amendments effective since December 2011 relate to the conditions for the delivery of permits, to environmental action plans (to be discussed in public hearings) for the reduction of atmospheric emissions, reporting requirements for permit holders, waste management programs to reduce accumulated waste, and programs to phase out and dispose of PCB transformers.

In 2013, several changes were made to Kazakhstan’s Environmental Code and Decrees relating to:

•         Control of municipal wastes by the authorized environmental body;

•         More stringent residue recycling requirements in respect of management of ozone depleting substances;

•         Implementation of the national plans and bringing the functions of the Environmental Ministry into the line with this system;

•         Determination that the approval of industrial environmental monitoring programs is not required to comply with the reporting provisions on environmental performance;

•         The rules for public hearings held to discuss the projects that could have direct impact on the environmental and the civic health; and

•         The change in the quota rules and recertification for GHG emissions, under which the operators are requested to provide valuation of and to rationalize GHG emissions.

The Ministry of Energy is in the process of developing modifications and additions to the ecological legislation concerning greenhouse gases, waste, and permit requirements.

Liberia

The Environmental Protection Agency Act (2002) (“EPA Act”) was the initial environmental law in Liberia. It established an Environmental Administrative Court and provided for a National Environment Action Plan, which builds on local and regional action plans.  The EPA Act requires Environmental Impact Assessments (“EIAs”) to be carried out for all activities and projects likely to have an adverse impact on the environment, as well as mechanisms to achieve restoration of degraded environments.  It also provides the means for permits, fees and fines.

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

The Liberian system incorporates a social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The Liberian EPA’s Environmental Impact Assessment Procedural Guidelines provide an interpretation of the requirements of the EPML with respect to ESIA.

In the absence to date of any announced environmental management regulations, ArcelorMittal has devised an Environmental and Social Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. ArcelorMittal updates this Manual up to three times per year, according to experience and operational needs. The Manual draws heavily on material from the few draft regulations on water quality, air quality, noise emissions and waste management, with the result that the Company is in line with the authorities’ views on these matters. In other respects it relies on international standards, particularly those from the World Bank Group, various agencies of the United Nations, and the International Maritime Organization.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law with respect to Forest Lands of 2009 (“CRL Law”) gave communities far-reaching rights to areas of forest under claims of customary use.  However, the forestry sector’s utilization of forest land has been in turmoil in recent years, with the disqualification of many Private Use Permits that had been awarded with some irregularities, and then a number of Community Forest Management Agreements as well, since allegations emerged that both were apparently being used as vehicles to enable logging over areas that were otherwise outside the commercial use forest allocation. In December 2013, further suspicion of abuses led to the issuance of Executive Order No. 53 – Moratorium on Public Land Sales. This banned all transactions involving public land and also voided any new Tribal Land Certificates (“TLC”), which are the records of customary land claims on land that is not yet covered by title deeds.  In 2014, the Lands Commission suspended deals involving TLC, pending a review of their relationship to formal title deeds.

Since the CRL Act was signed into law, there has been an expansion of the forestry sector into community-managed forests. Some of these overlap the ArcelorMittal mining concession. Rules for the management of forests by communities are not yet properly established, but the Company is supporting their development in co-ordination with NGOs, aid donors and the government. Once these have been agreed by the government, there will in effect be a new set of regulations relating to land access in certain areas.

So far the few protected forest areas in the country, covered under the Act for the Establishment of a Protected Forest Areas Network (2003) remain unaffected. One of only three areas covered by this law is mainly inside the ArcelorMittal mining concession, and is gazetted under its own Act for the Establishment of the East Nimba Nature

Reserve (2003). The Company is supporting the management of this area through its pilot biodiversity offset program.

As ArcelorMittal moves towards its expanded Project Phase 2, an ESIA for the 2016 to 2034 period led to a set of Environmental Permits awarded in 2013 that set a number of strong operating conditions. Among other things, this has necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may amount to at least $70 million and overall mine closure may amount to around $150 million (though costs have yet to be estimated in full detail). Associated with this phase of the project are potential liabilities related to the operational and post-mining stability and safety of the tailings management facility. In the absence of national regulations regarding infrastructure of this nature, ArcelorMittal is endeavoring to ensure that it is designed and constructed to international standards as its main risk mitigation strategy.

Macedonia

Complementary to the framework laws on environment nos. 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability, the following specific regulations are also applicable: nos. 67/04 and 92/07 on quality of ambient air; nos. 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste; no. 161/2009 on packaging management and management of waste materials from packaging; nos. 87/08, 06/09 on water protection; no. 145/10 on chemicals; and no. 79/07 on noise. Official Register no. 17/2011 and no. 47/2011, which amend law no. 161/2009, regulate the tax rate applicable to each ton of waste resulting from packaging.

To comply with these laws and regulations, ArcelorMittal implemented capital projects in 2008 and 2012.

Based on the New Law for Climate Change approved in 2012, a forthcoming regulation will require a mandatory Greenhouse Gas emissions report to be validated by an external approved company

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988; environmental impact study of May 30, 2000; environmental audit of April 29, 2010; transfer of contaminants of June 3, 2004; water management of April 29, 2004; waste management of May 22, 2006; sustainable forestry development act of February 25, 2003; radioactivity control of March 2, 1985; wildlife management of July 3, 2000; and environmental noise pollution control of March 2, 1985.  In addition Mexico recently issued a new General Federal Law for Climate Change of June 6, 2012; and a new Federal Law of Environmental Responsibility of June 7, 2013, which establishes the “polluter pays” principle in which the person that caused the environmental breach is responsible for restoring the environment to its pre-pollution condition and for any other administrative, economic and potentially criminal liabilities.

In December 2013, modifications on Special Tax Law for production and services were approved according to which, since January 2014, a new tax is required based on Carbon Atmospheric Emission for fossil fuels consumption. The amount of the tax to be assessed on ArcelorMittal Mexico, however, is not yet determined.

Every three years beginning in 2015, the 2012 Climate Change law will require a mandatory Greenhouse Gas emissions report to be validated by an external approved company.

In January 2014, ArcelorMittal Mexico’s raw water consumption costs increased 395% due to changes in the Water Federal Rights Law. In addition, for waste water discharges, any parameter above maximum permissible limit now generates a fine according a volume discharge and fine factor.

Morocco

ArcelorMittal’s long carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); Law no. 28-00 relating to waste management and disposal (November 22, 2006) and Law no. 47-09 relating to energy efficiency (November  17, 2011).  Decree no. 2-09-085 relates to the collection, transport and treatment of used oils and has been in effect since September 2011 and Decree no. 2-12-17 on the technical requirements for the disposal and recycling processes of waste by incineration has been in effect since May 2012.

Sonasid strives to comply with the limit values for water discharge in surface water and groundwater. Approval for the emission limit values of air pollutants for the steelmaking sector is pending. Currently, ArcelorMittal is working with members of the “Association des Sidérurgistes” of Morocco to propose to the Ministry, the limit values of specific atmospheric emissions in the Company’s sector.

In 2009, Sonasid received approval from the Ministry of Environment for the disposal of EAF dust in a landfill owned by the Company.

South Africa

The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. The EIA process is applicable mainly to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and includes but is not limited to all water and air related activities. A Record of Decision (“ROD”) is issued pursuant to this Act for any projects requiring an EIA process. The Act can also be understood as “umbrella” legislation, under which various other regulatory items fall, including certain new legislation that was promulgated. Furthermore, the “duty of care” principle enshrined in the NEMA Act specifies that any harm caused to the environment is a criminal offense under the terms of the Act.To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act 36 of 1998.

The National  Environmental Management: Waste Act 59 of 2008 (“Waste Act”) came into effect on July 1, 2009,  and applies to all waste  related activities and contaminated land and replaces older legislation in this regard. Waste Management Licenses are issued in terms of this Act after the EIA process (which includes public participation) is concluded. Existing disposal facilities are also included in this Act, although existing permits remain valid until new Waste Management Licenses are issued. The interpretation of the definition of “waste” under the Waste Act in determining the “end-of-waste” criteria remains a challenge. Along with others, these interpretation problems are of concern as they relate to certain materials which, depending on the interpretation of the definition of “waste”, may or may not be regulated by the Waste Act as well as other applicable legislation. The interpretation of the definition of “waste” remains a contentious issue and negotiations with the authorities are ongoing on this matter.

The National Environmental Management: Air Quality Act 39 of 2004, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plants and 10 years to achieve standards set for new plants. ArcelorMittal South Africa’s (“AMSA”) coke making operations, in particular, but other operations as well, are affected by the implementation of this Act, and major capital expenditures are expected to be implemented over the next five years to meet the relatively strict 2020 standards.

The South African authorities (National Treasury Department) intend to implement a Carbon Tax by January 1, 2016. Although the full design of the tax is not finalized yet, it is envisaged that CO2 will be taxed at ZAR120/t and certain exemptions would apply for various industrial sectors. From the information available at this stage, it seems as if at least 75% of the iron and steel sector’s emissions could be exempted. Due to the huge financial liability that the proposed Carbon Tax poses, further engagement with the National Treasury is foreseen in order to achieve a more sustainable solution or to be exempted in full due to the sectors exposure to carbon leakage. The legislation to facilitate the collection of the proposed Carbon Tax is also expected to be published in draft form early 2015 by the relevant authorities.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisa’s current permit to emit pollutants under the Water Pollution Rules was issued in 2012 and expires in 2017. Work is in progress to comply with the permit requirements. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. The certificate in this regard was awarded in 2010 to ArcelorMittal Point Lisas and has been renewed every year. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008.

Ukraine

Various environmental regulations have been enacted that apply to ArcelorMittal’s regional operations, including:

•         The Order of the Ministry of Environment of Ukraine No. 309 dated June 27, 2006 established standards for maximum allowable pollution emissions from stationary sources. The standards significantly restrict emissions of 140 substances for all types of plants;

•         The Order of the Ministry of Environment of Ukraine No. 671 dated December 21, 2012 established technological standards of allowable pollution emissions from equipment (installation) for metallic ore (including sulfide ore) burning and sintering; and

•         The order of the Ministry of Environment of Ukraine No. 184 dated May 30, 2014 amended the technological standards of allowable pollution emissions from coke ovens.

Other regulations were enacted in 2012 and 2014 that, once effective in 2021, will impose more stringent pollution emission standards for air emissions and may require significant capital expenditures in the coming years.

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

To comply with the environmental requirements, Unicon has launched and will continue to launch different improvement projects at its water collection, drainage and treatment systems for the storage, and to improve its handling and recovery or disposal of wastes and of hazardous materials, and for the control of emissions into the atmosphere. With regard to the restrictions established by the Venezuelan State, Unicon is closely monitoring and controlling its water and energy consumption.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at plant sites. The database incorporates a company-wide used return-of-experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent their recurrence. A benchmarking component was deployed in 2010 and, as with any database, will grow in terms of content and uses over time. To monitor compliance, an auditing system has been put in place to check compliance with internal standards and with the Occupational Health and Safety Assessment Series (“OHSAS”) implementation.

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

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2014, certain countries and communities, such as Canada, the Customs Union of Russia, Kazakhstan and Belarus, the European Union, Morocco and the United States, continued deliberations regarding whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is generally imposed on the importer of the product. Accordingly, such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product, irrespective of its source to protect the domestic production against increased imports of the exported product in question. The remedies available under the safeguard investigations are commonly safeguard duties or quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in 2013, the United States began a sunset review of orders on wire rod from Brazil, Indonesia, Mexico, Moldova, Trinidad and Tobago and Ukraine, which was completed in May 2014.  Another sunset review by the United States was initiated in 2014 concerning imports of cut-to-length plate products from China, Russia and Ukraine. This review is expected to be completed in 2015. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury is likely to continue or recur, then the orders are continued. In case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or ArcelorMittal could be required to domicile, or submit for registration, export contracts with the local central bank.

Key Currency Regulations and Exchange Controls

Argentina

It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. The Argentine peso (“ARS”) has not been freely convertible since December 2001 and the authorities regularly intervene in the foreign exchange market in order to maintain a stable rate. However, on January 22, 2014, the Central Bank of Argentina refrained from intervening to support the ARS in official trading. As a consequence, the official ARS/U.S. dollar exchange rate weakened by 25 cents to 7.14 ARS to the U.S. dollar, its biggest daily decline since the crisis of 2002. While the Central Bank eventually intervened to stabilize the currency at 7.79 ARS to the U.S. dollar, this decrease nevertheless represented a devaluation of more than 15% in just 48 hours.

In November 2011, the Argentine government further restricted the ability of Argentine residents to transfer funds abroad. Since that date, the majority of newly implemented foreign exchange related measures have been aimed at increasing U.S. dollar inflows and stock.

As a result of these changes, the maximum timeframe for Argentine resident companies to repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through regulations requiring importers to obtain a prior import authorization. In September 2014, the Central Bank reduced the daily quota for purchases of foreign currency to make import payments in order to accelerate the repatriation of export proceeds and to further restrict import payments. The prior authorization from the Fiscal Authority to import raw material has not significantly changed.

According to new regulations promulgated by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as legal reserve deposits in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term and loans that will potentially increase the export capacity.

Dividends can be transferred abroad without any legal restriction, provided that they relate to audited annual financial statements and that the company has complied with its foreign debt disclosure regime and the foreign direct investment disclosure regime. However, from a practical standpoint, the Central Bank’s prior authorization is required before the transfer can be executed.

While the payment of principal and interest amounts on outstanding debt to a non-resident is allowed, the loans must be previously registered with the Central Bank and the Argentine resident must be in full compliance with the Central Bank’s reporting regime applicable to financial debt to proceed.

 Since January 2014, the purchase of foreign currency by Argentinean residents is again permitted. Monthly limits are validated by the Central Bank and require the previous authorization of the Fiscal Authority.

The Central Bank has implemented several measures in line with its objective of increasing the inflow and stock of U.S. dollars, including imposing a requirement that companies that export more than 75% of their sales can only issue offshore debt if required to do so, extending the period to repay pre-financing funding and increasing the extra down-payment cost for obtaining foreign currency for tourism and goods payments by up to 35%.

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

 Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in bilateral trading, pursuant to which they trade directly with other member banks in the CNY foreign exchange spot market, as opposed to trading with CFETS. The trading band within which such activity may take place increased in April 2012 to +/- 1.0 % against the U.S. dollar, as compared to the previous level of +/- 0.5%.

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

•         dividends, interest and other income from deposits, investments, loans and other operations; and

•         non-commercial transactions such as wages and pensions in KZT.

Direct investment abroad by residents and non-residents of Kazakhstan (provided they hold 10% or more of a Kazakh company’s voting shares) is subject to registration with the National Bank of Kazakhstan. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan). The exceptions to registration are currency operations with derivatives between residents and non-residents. The National Bank of Kazakhstan is only required to be notified if the payment amount exceeds $100,000 or the equivalent in KZT.

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

The National Bank of Kazakhstan is also required to be notified of certain transactions, including, among others, acquisitions of share capital, securities and investment funds, financial derivatives, transfers of real estate and the opening of bank accounts by certain legal entities.

On February 11, 2014, the National Bank of Kazakhstan devalued the KZT to 185 KZT per U.S. dollar (from 156.8 KZT as of close of business on February 10, 2014) with a range of +/- 3 KZT. The National Bank of Kazakhstan indicated that its objective in devaluing the KZT was to improve competitiveness and reverse real appreciation through a weaker nominal exchange rate.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank, and the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been removed for corporate transactions from below ZAR 50 million to below ZAR 500 million per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Subject to additional conditions, forwards and options may be used to cover for foreign exchange exposures of tenors up to six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed. Offshore bank accounts may, however, only be used for permissible transactions. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Companies may place 2 billion ZAR per annum into this holding company that can be transferred offshore without exchange control approval.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and in foreign currencies, despite the fact that authorities have attempted to improve the functioning of the foreign exchange market. Ukrainian anti-money laundering legislation provides for the mandatory statutory monitoring of all outbound payments from Ukraine for services and royalties. If the total payments to a particular foreign counterpart for the rendered services or royalties exceed an equivalent of €50,000 per contract per calendar year, then the contractual prices are subject to the statutory transfer pricing examination (reduced from €100,000 in November 2014). The statutory transfer pricing examination must be conducted prior to the making of the payment. New capital controls were introduced on September 2, 2014, which include a waiting period of three working days for any foreign currency purchases by companies and all purchase requests being routed to the National Bank of Ukraine for validation.

The main monetary regulatory body is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. A transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. A rule was introduced in 2014 requiring banks to sell 75% of foreign exchange export proceeds in an interbank foreign exchange market exceptionally on the working day following the receipt of funds on the client’s account. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

A foreign currency loan to a Ukrainian resident (including a Ukrainian bank) from a non-resident must be registered with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days without restrictions (reduced from 180 days in 2012). Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank and only subject to certain conditions.

On February 5, 2015, the National Bank of Ukraine decided to suspend its intervention in the UAH and leave its currency floating against the U.S dollar. This immediately devalued the UAH by more than 50%, resulting in an official exchange rate of approximately 25 UAH per U.S. dollar, compared to the previous level of approximately 16 UAH per U.S. dollar.

Venezuela

The Strong Bolivar (“Bs.F.”) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has existed since February 2003 whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities and made the Central Bank of Venezuela (“BCV”) the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the BCV created the System of Transaction with Foreign Currency Instruments (“SITME”), which, among other things, published daily rates for trading securities, established the parameters for such transactions and fixed the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela could acquire through SITME securities up to a daily maximum value of $50,000 and could not exceed $350,000 in a month, and companies not authorized to buy U.S. dollars at official exchange rates were allowed to use SITME. On December 31, 2012, according to the SITME rate, one U.S. dollar was equal to 5.3 Bs.F., while the official exchange rate was one U.S. dollar to 4.3 Bs.F.

On February 9, 2013, the Bs.F. was devalued, resulting in an official exchange rate of 6.3 Bs.F. per U.S. dollar, and the SITME was eliminated and replaced by the Supplementary Foreign Currency Administration System (“SICAD”), a public “bidding” system for eligible private companies and tourists to procure foreign currency to pay for certain imports. Availability of U.S. dollar through SICAD is limited to specific sectors and subject to invitation to participate. Each weekly auction is specific to a sector and import custom codes.

In January 2014, the use of SICAD was expanded and foreign currency from the Foreign Exchange Administration Commission (“CADIVI”) substituted by the National Center of Foreign Commerce (“CENCOEX”). The amount of U.S. dollars weekly auction was increased to $220 million from approximately $100 million. Moreover, the Venezuelan government declared that the SICAD auction rate would be used for a number of transactions previously subject to the official rate of 6.3 Bs.F. per U.S. dollar. This includes foreign investments and payments of royalties, as well as contracts for technology import and technical assistance.

The exchange control system in theory permits transfers of dividends abroad from Venezuela by purchasing U.S. dollars at the SICAD I auction rate as long as the following criteria are met:

•         derived from a foreign investment (business activities);

•         that are registered with the Superintendence of Foreign Investments (“SIEX”); and

•         in respect of which the transferor has paid the relevant taxes and purchased CADIVI, which is subject to availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale or the reduction of capital or liquidation related to such investment at any time.  For this purpose, the exchange control system allows the possibility of granting foreign currency at the SICAD I rate, so that dividends can be converted into foreign currency for repatriation. Nevertheless, conversion of dividends at the SICAD I rate is extremely difficult as authorization for conversion or SICAD I auctions for dividend are very rare.

In March 2014, a second mechanism called SICAD II came into effect. This mechanism was open to companies and individuals, but the offer for USD was significantly lower than demand so amounts exchanged were restricted. The BCV fully controlled this mechanism.

On February 10, 2015, the Finance Minister and the Central Bank President announced the creation of a new flexible rate system (Exchange agreement No 33) called Sistema Marginal de Divisas – Foreign Currency Marginal System (“SIMADI”). SIMADI substitutes the previous SICAD II mechanism and is planned to be made available for both public and private companies as well as individuals from February 19, 2015. It will allow conversion between Bs.F. and U.S. dollars through securities and bank transfers. The limit for purchases of foreign currency for individuals will be set to 300 U.S. dollars a day, up to a maximum of 2,000 U.S. dollars a month and 10,000 U.S. dollars a year.

In 2014, the Company translated its Venezuelan operations (which represented 0.70% of total revenue and 0.60% of total assets) at the SICAD I rate. It is currently evaluating the implications of the changes mentioned above to assess the impact on its reporting for these operations.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

ArcelorMittal’s Business with Customers in Iran

In 2014, ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products for the consumer and construction sector, and flat steel products for packaging uses and the automotive sector. To the best of ArcelorMittal’s knowledge, these products do not go to any sanctionable uses or end-users; while (as described below) it does have sales to the Iranian automotive sector, to ArcelorMittal’s knowledge all such sales were made while  secondary sanctions against the sector were suspended. ArcelorMittal’s subsidiary ArcelorMittal International FZE in Dubai (AMID) sold steel products to trading companies that export to customers in Iran, generating $546 million in revenue in 2014. AMID sells commodity-grade long and flat steel products to trading companies, most of which are based in Dubai and some of which are owned by Iranian nationals, that export and ship the products to stockists (i.e., wholesalers) and fabricators in Iran which, to the best of ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries. AMID decided to resume the sale of commodity-grade semi-finished steel products to end-users and end uses that are not prohibited or sanctionable under applicable law. No EU or U.S. affiliate is involved in any such sale of semi-finished products, and sales are not conducted in U.S. dollars. ArcelorMittal intends to continue the above described AMID business in compliance with applicable sanction laws in 2015. As a reminder, ArcelorMittal had in the past sold API grade (specifications for the petroleum industry) coils, hot rolled specialty plates and tubular products (seamless pipes) to customers in Iran, but it discontinued such sales in mid-2010 following the adoption of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 and does not intend to re-start that business unless sanctions targeting the energy sector are repealed.

As disclosed in ArcelorMittal’s 2012 Form 20-F, ArcelorMittal’s Europe segment (previously, Flat Carbon Europe) had in the past sold uncoated and coated flat products to a Turkish company (Borusan Paslanmaz) that is a subsidiary of the Borusan Group, generating total revenues of €16.5 million ($21.2 million) in 2012. ArcelorMittal ceased making sales to Borusan for resale to end customers in the automotive sector in mid-2012; it recommenced making such sales in 2014 during the suspension of sanctions targeting the Iranian automotive sector under the “P5+1 Agreement” reached with Iran on November 24, 2013, implemented on January 20, 2014 and now extended through June 30, 2015. From January 20, 2014 through December 31, 2014, ArcelorMittal’s Europe segment sold coated flat products to Bortrade (formerly Borusan Paslanmaz) generating total revenues of € 8.0 million ($10.3 million) in 2014. ArcelorMittal has no direct relationship with the end customers. Nearly all sales transactions – approximately 98.5% of all sales and €7.9 million ($10.1 million) in terms of revenues, were made through Bortrade with Iran Khodro. Based on press reports or other publicly available information, the Iranian government seems to have some influence over Iran Khodro in terms of shareholding and management. Nevertheless, ArcelorMittal cannot confirm whether Iran Khodro is controlled by the government of Iran. A very small portion of the sales, 1.5% having generated revenues of €0.1 million ($0.2 million), were also made to Renault Pars. ArcelorMittal cannot confirm whether Renault Pars is controlled by the Iranian government. Net profits associated with this activity were $0.7 million; ArcelorMittal’s Europe segment (specifically for flat products)  intends to continue this business provided that the sanctions targeting the Iranian automotive industry (which now include United States Executive Order 13645) remain suspended or are repealed. No U.S. affiliate is involved in these sales, and they are not conducted in U.S. dollars. ArcelorMittal continues to monitor developments in this area, especially in the light of the P5+1 Agreement, and will determine whether and to what extent they affect its business with Iranian customers as currently conducted and intended to be conducted. ArcelorMittal intends any sales to Iranian customers to comply with applicable restrictions and not to be prohibited or sanctionable under U.S. or EU law, and has systems and policies in place to ensure compliance with these restrictions and prohibitions. However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Item 3.D—Key Information—Risk Factors”

Iran-Related Activities of ArcelorMittal Affiliates

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

HMEL effected partial payment in respect of this purchase over the course of 2014 in an amount of $32.8 million ($333.1 million for the period through 2013). During 2014, HMEL has not initiated any further purchases of crude oil from the NIOC, although it may resume such purchases if current political, economic and legal conditions change.

Given its relatively short operating history, HMEL has not yet generated any profits.  HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL has received no deliveries of Iranian-origin crude oil since 2012 and does not believe it received any revenue in 2014 relating to the oil purchased in 2012 from NIOC.

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

	NAFTA
	ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
	ArcelorMittal Mexico S.A. de C.V.	Francisco J.Mujica 1-G, Col. Centro 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal USA LLC	1, South Dearborn, Chicago, IL 60603, USA	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J. Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal Montreal Inc	4000, route des Aciéries, J0L 1C0, Contrecoeur, Québec, Canada	100.00%
	Brazil
	ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte MG, Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Av. Leandro N. Alem 790 8° floor, C1001AAP Buenos Aires, Argentina	100.00%
	ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	lmmeuble "Le Cézanne", 6, rue André Campra, 93200, St-Denis, France	100.00%
	ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
	ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozón, Asturias, Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	24-26, Boulevard d’Avranches, L-1160 Luxembourg, Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Strada Smardan nr. 1, 800698 Galati, Romania	99.70%
	ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
	Industeel Belgium S.A.	Rue de Châtelet, 266, B-6030 Charleroi, Belgium	100.00%
	Industeel France S.A.	lmmeuble "Le Cézanne", 6, rue André Campra, 93200, St-Denis, France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
	ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	lmmeuble "Le Cézanne", 6, rue André Campra, 93200, St-Denis, France	100.00%
	ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
	ArcelorMittal Gipúzkoa S.L.	Carretera Irún-Madrid, km. 418, Barrio de Yurre, 20212 Olaberría, Spain	100.00%
	ArcelorMittal Ostrava a.s.	Vratimovska Str, 689, CZ-70702 Ostrava-Kunčice, Czech Republic	100.00%
	Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Vohwinkelstrasse 107, D-47137 Duisburg, Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%
	ACIS
	ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, 1911, Vanderbijlpark, South Africa	52.02%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih	1 Ordzhonikidze Street, Kryvyi Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	12c, rue Guillaume Kroll, L-1882 Luxembourg, Luxembourg	100.00%
	Mining
	ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, H3A2N4 Montreal, Québec, Canada	100.00%[2]
	Arcelormittal Liberia Ltd	15th Street, Tubman Blvd, Sinkor, Monrovia, Liberia	85.00%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih	1 Ordzhonikidze Street, Kryvyi Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

1	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, an entity controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in the partnerships.

Investments accounted for under the equity method

ArcelorMittal has investments in entities accounted for under the equity method. See Note 13 to ArcelorMittal’s consolidated financial statements.

Reportable Segments

ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities:

•         NAFTA;

•         Brazil;

•         Europe;

•         ACIS; and

•         Mining.

NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging and appliances. Flat product facilities are located at seven  integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at eight integrated and mini-mill sites located in three countries. In 2014, shipments from NAFTA totaled 23.1 million tonnes.

Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets, blooms and wire drawing. In 2014, shipments from Brazil totaled 10.4 million tonnes.

Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Flat product facilities are located at 14 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing.  Long product facilities are located at 14 integrated and mini-mill sites in eight countries. In addition, Europe includes distribution solutions, which is primarily an in-house trading and distribution arm of ArcelorMittal and also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. In 2014, shipments from Europe totaled 39.6 million tonnes.

ACIS produces a combination of flat, long and tubular products. It has six flat and long production facilities in three countries. In 2014, shipments from ACIS totaled approximately 12.8 million tonnes, with shipments having been made worldwide.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2014, iron ore and coal production from own mines and strategic contracts totaled approximately 77.0 million tonnes and 7.7 million tonnes, respectively.

D.    Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above in “Item 4.C—Information on the Company—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s operations:

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2014 (in million tonnes)[2]
	Coke Plant	59	34.1	25.7
	Sinter Plant	32	97.0	69.8
	Blast Furnace	58	95.8	68.3
	Basic Oxygen Furnace (including Tandem Furnace)	71	101.1	73.0
	DRI Plant	16	11.7	9.4
	Electric Arc Furnace	40	31.2	21.9
	Continuous Caster—Slabs	46	91.2	63.0
	Hot Rolling Mill	22	76.0	52.5
	Pickling Line	38	36.0	17.7
	Tandem Mill	37	41.3	27.1
	Annealing Line (continuous / batch)	55	21.5	11.3
	Skin Pass Mill	39	23.2	11.3
	Plate Mill	12	7.4	3.3
	Continuous Caster—Bloom / Billet	42	36.6	24.6
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.5
	Billet Rolling Mill	3	2.6	1.2
	Section Mill	28	14.6	9.4
	Bar Mill	26	9.9	6.7
	Wire Rod Mill	21	13.5	9.1
	Hot Dip Galvanizing Line	60	20.8	16.5
	Electro Galvanizing Line	13	2.7	1.4
	Tinplate Mill	17	3.4	2.0
	Tin Free Steel ("TFS")	1	0.3	0.1
	Color Coating Line	18	2.8	1.8
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	59	3.1	1.1

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

NAFTA

ArcelorMittal’s NAFTA segment has production facilities in North America, including the United States, Canada and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the NAFTA segment:

Production Locations-NAFTA

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Mexico	Mexico	Lázaro Cárdenas	Mini-mill	Flat
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long/ Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long/ Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long/ Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long/ Rebar
ArcelorMittal USA	USA	LaPlace, LA	Mini-mill	Long/ Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long/ Sections
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	Integrated, and Downstream	Long/ Bar, Wire Rod
ArcelorMittal Tubular Products Brampton	Canada	Brampton	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products London	Canada	London	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Woodstock	Canada	Woodstock	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hamilton	Canada	Hamilton	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Shelby	USA	Shelby	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Marion	USA	Marion	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Monterrey	Mexico	Monterrey	Downstream	Pipes and Tubes

	Production Facilities-NAFTA

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2014 (in million tonnes)[2]
	Coke Plant	7	4.5	3.1
	Sinter Plant	3	4.4	2.8
	Blast Furnace	13	21.1	16.0
	Basic Oxygen Furnace (including Tandem Furnace)	18	25.0	17.3
	DRI Plant	4	5.7	4.9
	Electric Arc Furnace	15	11.6	8.4
	Continuous Caster—Slabs	16	30.9	20.7
	Hot Rolling Mill	6	21.4	15.8
	Pickling Line	7	8.8	5.1
	Tandem Mill	8	11.7	8.6
	Annealing Line (continuous / batch)	14	6.5	3.9
	Skin Pass Mill	10	6.1	2.6
	Plate Mill	5	2.8	1.7
	Continuous Caster—Bloom / Billet	11	6.5	4.0
	Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
	Section Mill	2	0.8	0.3
	Bar Mill	8	3.1	2.4
	Wire Rod Mill	3	1.6	1.2
	Hot Dip Galvanizing Line	15	5.5	4.7
	Electro Galvanizing Line	1	0.4	0.3
	Tinplate Mill	3	0.8	0.5
	Tin Free Steel (TFS)	1	0.3	0.1
	Seamless Pipes	1	0.1	-
	Welded Pipes	17	0.8	0.4

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

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 17 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), four finishing plants, and two coke-making operations. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint operations that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. ArcelorMittal USA’s flat operations are as follows:

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor, Cleveland and Riverdale which has the basic oxygen furnace/compact strip mill. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand-alone coke plants are located in Warren and Monessen. The Monessen coke plant was restarted in April 2014.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 4.9 million tonnes of crude steel in 2014. The two small blast furnaces at Indiana Harbor East have been permanently idled at the end of 2014.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and three plate mills. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.6 million tonnes of crude steel in 2014. The plate mill at Gary, Indiana has been permanently idled at the end of 2014.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with access to Port of Cleveland and Great Lakes shipping, as well as highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. ArcelorMittal’s second steel producing facility in Cleveland, which was idled in September 2008, began production again in May 2012. Cleveland produced 3.0 million tonnes of crude steel in 2014.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.7 million tonnes of crude steel in 2014.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discrete plate products for use in infrastructure, chemical process, and shipbuilding applications. Coatesville produced 0.6 million tonnes of crude steel in 2014. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively.

ArcelorMittal USA, through various subsidiaries, owns interests in joint operations, including (i)  ArcelorMittal Tek Inc., (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity;  (ii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel near Jackson, Mississippi with a 287,000 tonnes annual production capability, and (iii) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago, Indiana.

ArcelorMittal USA has two stand-alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply approximately  40% of the Cleveland facilities’ capacity coke needs. Warren is located in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen’s Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke.

ArcelorMittal USA’s long carbon production facilities consist of the following plants:

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2014, the Indiana Harbor bars facility produced 0.3 million tonnes of crude steel. ArcelorMittal will idle Indiana Harbor Long Carbon operations beginning with the electric arc furnace on March 1, 2015, followed by the rolling mill operation as early as May 31, 2015.

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets and machinery equipment. Principal facilities consist of an electric arc furnace with an annual production capacity of around 1 million tonnes, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2014, the Steelton facility produced 0.4 million tonnes of crude steel.

 ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace with an annual production capacity of 0.5 million tonnes, one ladle furnace, a billet caster and a wire rod rolling mill. In 2014, the Georgetown facility produced 0.3million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 0.3 million tonnes of liquid steel and 0.2 million tonnes  of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2014, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace with an annual production capacity of 0.7 million tonnes, two continuous casters and a rolling mill. In 2014, the LaPlace facilities produced 0.4 million tonnes of crude steel. The Harriman bar mill which has been idle since 2011 restarted in March 2014. The plant is located in Tennessee and has a designed capacity of 0.3 million tonnes and produces small merchant bar quality and rebar.

ArcelorMittal Mexico S.A. de C.V.

ArcelorMittal Mexico S.A. de C.V. (“AM Mexico”) is the largest steel producer in Mexico. AM Mexico operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AM Mexico has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injections, permitting the production of higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AM Mexico utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AM Mexico’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán State, México, through which most of its slabs are shipped for export and its raw materials are received.

AM Mexico’s principal product is slab for the merchant market. AM Mexico’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high strength low alloy grade for oil exploration applications and for the gas transportation industry. AM Mexico has the capability to produce a wide range of steel grades from ultra-low carbon interstitial free (“carbon-IF”) to microalloyed, medium and high carbon. In 2014, AM Mexico produced 2.4 million tonnes of crude steel.

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

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, Extragal® and Galvalume® steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, 84 conventional and 40 high hydrogen bases for batch annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume® steel and another of which is capable of producing Extragal® steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.8 million tonnes of crude steel in 2014.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2014, ArcelorMittal Montreal produced 2.0 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offerings.

ArcelorMittal Montreal’s main operations include the Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and the Contrecoeur West site operating one steel plant with one electric arc furnace. It is the only site in Canada to make steel with self-manufactured DRI and have the flexibility to use either DRI or scrap, depending on their respective economies. Finishing facilities include a  bar mill and a rod mill at Contrecoeur, bar mill in Longueuil and two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario.

ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal.

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

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this sense for its production needs. Its iron ore mines (described under “—Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.7 million tonnes of crude steel capacity. In 2014, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces converters, three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

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

Additionally, NAFTA includes tubular production facilities. The main ones are listed below:

ArcelorMittal Tubular Products Monterrey

Located in Monterrey, Mexico, ArcelorMittal Tubular Products Monterrey (“Monterrey”) produces tubes for automotive and mechanical customers tailored to customers’ requirements. In addition, it provides slitting and warehousing of flat rolled coils and various cutting and fabricating services to Automotive customers. Monterrey currently has the capacity to produce in its three mills 0.14 million tonnes of tubes ranging in size from 0.05 inches to 2.5 inches and from 1 7/8 inches to 6 7/8 inches. Monterrey has begun to supply dual phase tubing for specialized automotive applications. In 2014, Monterrey produced 0.07 million tonnes for sale mainly in Mexico.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added Drawn Over Mandrel (“DOM”) tubing in North America. With a production (rolling) capacity of 0.24 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2014, Shelby produced 0.18 million tonnes for sale mainly within North America.

Brazil

ArcelorMittal’s Brazil segment has production facilities in South America, including Brazil, Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Brazil segment:

Production Locations-Brazil

Unit	Country	Locations	Type of Plant	Products
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Point Lisas	Trinidad and Tobago	Point Lisas	Mini-mill	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long/ Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	Downstream	Long/ Wire Rod
Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	Downstream	Pipes and Tubes

	Production Facilities-Brazil

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2014 (in million tonnes)[2]
	Coke Plant	2	3.3	2.8
	Sinter Plant	2	8.3	7.2
	Blast Furnace	6	8.7	7.2
	Basic Oxygen Furnace (including Tandem Furnace)	4	8.8	6.5
	DRI Plant	4	3.5	2.7
	Electric Arc Furnace	8	5.6	4.3
	Continuous Caster—Slabs	3	7.2	5.4
	Hot Rolling Mill	1	4.0	3.4
	Pickling Line	1	1.3	1.3
	Tandem Mill	1	1.3	1.3
	Annealing Line (continuous / batch)	2	0.4	0.5
	Skin Pass Mill	3	1.9	1.7
	Continuous Caster—Bloom / Billet	8	6.5	5.2
	Section Mill	3	0.5	0.4
	Bar Mill	7	2.2	1.7
	Wire Rod Mill	5	3.7	2.9
	Hot Dip Galvanizing Line	6	0.8	0.8
	Electro Galvanizing Line	2	0.1	-
	Welded Pipes	18	1.0	0.2

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

ArcelorMittal Brasil

ArcelorMittal Brasil includes the flat carbon production facility of ArcelorMittal Tubarão (“AMT”) as well as long carbon production facilities.

AMT, a wholly owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automotive industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 5.4 million tonnes of crude steel in 2014.

ArcelorMittal Brasil’s flat operations also own a tube making plant and service center at Contagem, near Belo Horizonte, Minas Gerais state. The facility contains tubing (welded tubes and hollow profiles – rounded, oblongs and rectangles), U and C profiles, slitting, and cut to length lines etc. with annual capacity of approximately 180 thousand tonnes.

With respect to long products, ArcelorMittal Brasil is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), three mini-mills (the Juiz de Fora, Piracicaba and Cariacica plants), one rerolling plant (Itaúna), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora or to exchange for pig iron with local producers. ArcelorMittal Brasil covers an area of approximately 1,322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity for long carbon operations is 3.8 million tonnes. In 2014, it produced 3.3 million tonnes of crude steel and a total of 3.3 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

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

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low-carbon and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA— Belgo Bekaert Arames Ltda. manufactures wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and oval wire, urban fencing, pre-stressed concrete, galvanizing wire, staple wire, welding wire, steel wool, mechanical spring, cold rolled, energy, upholstery spring, pulp bailing and fasteners. Wire products produced by ArcelorMittal

Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda., consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil construction sector include welded mesh, trusses, pre-stressed wire, annealed wire and nails. ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility.

Acindar

Acindar is the largest long steel producer in Argentina. The main facilities are located in Villa Constitución, in the Santa Fe Province.  These facilities are fully vertically integrated and include a direct reduction iron plant, a melt shop (with three electric arc furnaces, two ladle furnaces and continuous casting), two rolling mills, a drawing mill and construction service facilities. The Villa Constitución plant covers an area of approximately 2.8 square kilometers.  In addition to the Villa Constitución facilities, Acindar has another three rolling plants (Navarro, Bonelli and Fenicsa plants), a nail plant and two electro-welded meshes facilities in San Luis Province besides another drawing mill in Buenos Aires. A new rolling mill is expected to be operational in 2016 with an objective to reduce current rolling mills operating complexity and cut production costs.

In 2014, Acindar produced 1.4 million tonnes of crude steel. Acindar produces and distributes products to meet the needs of the industrial, the agricultural and the construction area, and exports mainly to the South American market. It produces more than 200 product lines distributed over the following main segments: rebars, armours, meshes, nails, preassembled and welded cages, square & round bars, flat bars, sections, piles, wire rod, drawn bars, barbed wire, chain link fence, galvanized wires, wire for mattresses and springs among others products. Acindar has an in-house distribution network that can also service end-users and currently represents approximately 38% of the sales volume.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad and Tobago, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2014, ArcelorMittal Point Lisas produced 0.5 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2014, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

Industrias Unicon

Unicon is a tubular production facility and is spread over three locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2014, Unicon produced 0.19 million tonnes, as the production was significantly constrained by limits on the availability of hot and cold rolled coils within Venezuela.

Europe

ArcelorMittal’s Europe segment has production facilities in Western Europe, Eastern Europe and North Africa including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia, Czech Republic, Morocco and Bosnia and Herzegovina. Additionally, ArcelorMittal Europe holds the in-house trading and distribution facilities, described below as Distribution Solutions.

The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Europe segment:

Production Locations-Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	Mini-mill and Downstream	Flat
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long/ Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long/ Sections, Rails, Rebars, Bars & Special Sections
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long/ Sections, Wire Rod, Bar
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long/ Light Bars & Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Galati SRL	Romania	Galati	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Roman SA	Romania	Roman	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Ostrava a.s.	Czech Republic	Ostrava	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Kraków	Poland	Krakow	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	Downstream	Pipes and Tubes

	Production Facilities-Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2014 (in million tonnes)[2]
	Coke Plant	28	16.8	13.7
	Sinter Plant	18	58.8	41.4
	Blast Furnace	27	45.9	32.6
	Basic Oxygen Furnace (including Tandem Furnace)	33	47.6	36.3
	DRI Plant	1	0.7	0.6
	Electric Arc Furnace	15	12.2	7.8
	Continuous Caster—Slabs	21	43.4	30.7
	Hot Rolling Mill	12	41.2	27.5
	Pickling Line	26	21.2	8.8
	Tandem Mill	24	24.5	15.0
	Annealing Line (continuous / batch)	30	11.3	5.7
	Skin Pass Mill	17	10.3	4.4
	Plate Mill	6	4.0	1.5
	Continuous Caster—Bloom / Billet	19	18.5	12.8
	Billet Rolling Mill	2	1.1	0.6
	Section Mill	14	8.6	5.4
	Bar Mill	8	3.5	1.9
	Wire Rod Mill	9	5.6	3.5
	Hot Dip Galvanizing Line	34	13.0	10.0
	Electro Galvanizing Line	9	2.1	1.1
	Tinplate Mill	9	2.0	1.3
	Color Coating Line	16	2.6	1.6
	Seamless Pipes	5	0.7	0.3
	Welded Pipes	21	1.1	0.4

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

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.3 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tonnes of crude steel in 2014.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one ladle furnace, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line coupled to a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines one of which is located in Tallinn and has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.6 million tonnes of crude steel. In 2014, ArcelorMittal Atlantique produced 6.6 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen converters, one ladle treatment, two RH vacuum degassers, three continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line which has been idled on a long-term basis since May 2010. Desvres has one hot dip galvanizing line.

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

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces, a steel-making division with two bottom blowing basic oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion. The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from Dunkirk. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, pickling and tandem mill for packaging, two continuous annealing lines (one being idled since September 2013), a batch annealing and two temper mills, two tinplate mills (one being idled since January 2012), as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line (which is idled on a long-term basis since June 2011). The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The site of Basse-Indre covers an area of 0.6 square kilometers and is specialized in packaging activities.  It has one pickling line, one cold rolling mill, both being idled since April 2014, a batch annealing, one continuous annealing line, one temper mill and two tinning lines.

The sites of Florange, Mouzon and Basse-Indre produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tin plate (DWI) and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, galfan, Usibor® (hot dip), while others are designed for the appliances market, such as Solfer® (cold-rolled) for enameling applications. Approximately 81% of the sites’ total production supplies the French and EU markets.

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

In 2014, ArcelorMittal Eisenhüttenstadt produced 2 million tonnes of crude steel. Its annual production capacity is 2.4 million tonnes of crude steel. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España includes both flat carbon and long carbon production facilities.

ArcelorMittal España’s flat carbon facilities consist of four facilities, Avilés, Gijón, Etxebarri and Lesaka. The Avilés and Gijón facilities, which are by far the largest, are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. These two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2014, ArcelorMittal España’s flat carbon operations produced 3.3 million tonnes of crude steel.

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

ArcelorMittal España’s long carbon production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two basic oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2014, the Asturias steel plant produced 0.8 million tonnes of crude steel. ArcelorMittal España production is primarily sold to the railway, automotive and construction industries.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of (i) one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill and one pickling line in Fos-sur-Mer; and (ii) one pickling line, one cold rolling mill and two continuous annealing lines (one of which started in 2013 aiming at capturing high grade products market and increasing capacity of the mill) in Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 4.0 million tonnes of crude steel in 2014.

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

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium.

ArcelorMittal Gent

ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Gent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.8 million tonnes of crude steel. In 2014, ArcelorMittal Gent produced 5.0 million tonnes of crude steel. The ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electro galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degassers, one ladle furnace (started in 2014), two continuous slab casters, one hot strip mill,  two coupled pickling and rolling mills, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

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

On February 27, 2014, ArcelorMittal Liège signed a five-year global agreement with the Walloon Government and the unions confirming the lines to be operated in the coming years and the commitments made by ArcelorMittal in terms of investments, R&D and local economic support.

The coke plant was definitively shut down in early June 2014.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates two hot dip galvanizing  lines, and two organic coating lines, one of which is located in Avellino, and has one pickling line and a full continuous four-stand tandem mill idled at the moment. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alusi® and Aluzinc®, and two electro galvanizing lines for automotive appliances and industries (one electro galvanizing line has been idled since January 2012).

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 1.8 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for Hydrochloric acid, a full continuous five stands tandem mill, H2 (hydrogen) and HNX (nitrogen with up to 5 % hydrogen) batch annealing, a temper mill, an electro galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces, two continuous slab casters (one of which being idled since May 2011 due to market conditions), one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.7 million tonnes of crude steel in 2014.

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent 18% of total shipments, most of them in Western Europe.

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

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2014, including 0.03 million tonnes of semi-finished products.

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

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Swiętochłowice, Chorzow and Zdzieszowice in Poland. ArcelorMittal Poland’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzow and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.1 and 2.1 square kilometers, respectively. In December 2014, ArcelorMittal Poland (together with ArcelorMittal Ostrava see below), incorporated in Poland a new joint venture named Tameh in partnership with Tauron Group by contributing an existing energy production facility located in Poland (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2014”).

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. In the first quarter of 2014, a new “long rail” production line was commissioned. ArcelorMittal Poland product range includes slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot-rolled coils, sheets and strips, cold rolled coils, sheets and strips, galvanized coils and  sheets, wire-rods and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, one sinter plant in Dabrowa Gornicza and one in  Krakow  which has been temporary idled since  July 2012, four blast furnaces (three of which are operational), six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, four of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one cold rolling mill for narrow strips. ArcelorMittal Poland produced 5.0 million tonnes of crude steel in 2014.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, three blast furnaces (one of which is operational), three basic oxygen converters, three continuous slab casters, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2014, crude steel production of ArcelorMittal Galati was 1.9 million tonnes which are sold as plates, hot-rolled coils, cold rolled coils and galvanized products for the Romanian, Turkish, Balkan and European markets.

The share sales purchase agreement for the facility concluded between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG in the ArcelorMittal Galati plant. Following the completion, in 2011, of a $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati believes that it has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged pending resolution of an ongoing arbitration with The State Authority for Assets Administration Romania as regards the investments commitment in certain projects.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two basic oxygen converters, one bloom caster, a billet caster and a billet mill. The Hochfeld facility is a wire rod mill. The two plants cover an area of 1.9 square kilometers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Duisburg produced 1 million tonnes of crude steel in 2014. ArcelorMittal Duisburg’s production is mainly sold in the European market primarily to automotive, railway and engineering customers.

In 2013, Duisburg completed the commissioning of a new wire rod mill in Ruhrort, with a capacity of 0.6 million tonnes. Consequently, the old wire rod mill in Hochfeld was closed in 2014.

ArcelorMittal Hamburg

ArcelorMittal Hamburg’s production facilities include one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. Hamburg covers a leased area of approximately 0.6 square kilometers. ArcelorMittal Hamburg produced 1 million tonnes of crude steel in 2014. Hamburg’s production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gandrange

ArcelorMittal Gandrange is located in France. The Gandrange facilities include a bar/wire rod mill (“LCB”) and a wire rod mill (STFS) located in Schifflange. The Gandrange site covers 2.8 square kilometers, while the Schifflange site covers 0.03 square kilometers.

In 2009, the electric arc furnace and the billet mill were closed permanently in the Gandrange site. In 2009, the LCB mill was transformed to broaden its product range. In 2012, the revamping of the LCB conditioning line was finalized in order to increase its productivity and reliability.

The LCB mill produces mainly alloyed bars and wire rod. Its production is mainly sold in the European market, primarily to forgers and the wire drawing industry.

From late 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand; at the time low production volumes represented only 10% of the rolling mill’s capacity. As a consequence, the Schifflange wire rod mill was indefinitely idled in January 2013.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the Group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (of which BF2 and BF3 are currently operational), four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills and one wire rod mill. In 2014, ArcelorMittal Ostrava produced 2.0  million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 52% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned.

The wholly-owned subsidiary ArcelorMittal Frydek-Mistek a.s., (previously known as Valcovny Plechu a.s.) was merged with ArcelorMittal Ostrava in 2014.

In December 2014, ArcelorMittal Ostrava (together with ArcelorMittal Poland, see above) formed a new joint venture named Tameh with Tauron Group by contributing 100% of its wholly owned subsidiary ArcelorMittal Energy s.r.o, the owner of an energy production facility in Ostrava (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2014”).

Also during 2014, ArcelorMittal Ostrava completed the project for the modernization of its continuous caster No.1 and installed of a vacuum degassing station enabling it to produce round billets up to diameter 400 millimeters for seamless pipes and tubes producers.

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

ArcelorMittal Belval & Differdange produced 2.2 million tonnes of crude steel in 2014. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles. Its production is sold to the local European construction market as well as for export.

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

In March 2012, due to continuing weakness in the construction market in Western Europe and the lack of any sign of a meaningful recovery, ArcelorMittal Rodange & Schifflange extended the idling of its electric arc furnace and continuous caster in Schifflange for an indefinite period of time (which idling continued in 2014). The Rodange rolling mills also operated at a low level during 2014.

ArcelorMittal Rodange & Schifflange produced 142,000 tonnes of finished products in 2014. Its products are primarily sold to the construction and railways industries with considerable volumes sold for export.

Rodange mill C (bar mill) was idled at the end of the fourth quarter of 2014.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland. Its plant includes an electric arc furnace with vacuum degassing system, a continuous caster, one modern rolling mill producing special quality bars and rebars, and one finishing line for special quality bars. The unit covers an area of approximately 2.7 square kilometers.

ArcelorMittal Warszawa produced 0.6 million tonnes of crude steel in 2014. ArcelorMittal Warszawa produces bars and rebars bars sold to the local European construction and mechanical engineering markets.

ArcelorMittal Gipuzkoa

ArcelorMittal Gipuzkoa results from the 2009 merger of ArcelorMittal Olaberría and ArcelorMittal Bergara and Zumárraga.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a sections rolling mill. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.9 million tonnes of crude steel in 2014. The Olaberría facility’s production is sold to the local construction market as well as for export.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. Its plants cover an area of 0.2 square kilometers. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled. The Bergara facilities produced 0.3 million tonnes of finished products in 2014. The Bergara facility’s production is sold primarily to the local European construction market.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. Its plants cover an area of 0.43 square kilometers.

The Zumárraga facilities produced 0.6 million tonnes of crude steel in 2014. The Zummaraga facility’s production is primarily sold to the construction markets as well as the forging, and mechanical engineering markets.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills producing rebars and merchant bars. Its plants cover an area of 0.2 square kilometers. In 2014, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel. ArcelorMittal Zaragoza’s production is primarily sold to the local European and Maghreb construction markets.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, sinter plant, an electric arc furnace, a blast furnace, basic oxygen converter, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2014, ArcelorMittal Zenica produced 0.8 million tonnes of crude steel.

ArcelorMittal Zenica produces long and forged products. ArcelorMittal Zenica’s production is primarily sold to the Balkan and European markets. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

Sonasid

Sonasid is the largest long steel producer in Morocco and has facilities in Nador and Jorf Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Its plants cover an area of 2.03 square kilometers. Sonasid produced 0.5 million tonnes of crude steel in 2014. Sonasid’s production is mainly sold to the domestic Moroccan construction market.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, one ladle furnace, one continuous caster and a sections rolling mill. Its plants cover an area of 3.4 square kilometers. In 2012, ArcelorMittal finalized a major revamping of its rolling mill, consisting in a new continuous line with 12 new stands and reheating furnace and reversible stand revamping, increasing its capacity to 0.4 million tonnes. ArcelorMittal Hunedoara produced 0.3 million tonnes of crude steel in 2014. AreclorMittal Hunedoara’s production is mainly sold to the pipes and tubes industries as well as the European construction market.

The Europe segment also includes ArcelorMittal Distribution Solutions (“AMDS”) which is primarily the in-house trading and distribution activities of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. In addition to ArcelorMittal Distribution, specific solutions are dispatched in four other business lines: ArcelorMittal Construction, ArcelorMittal Projects, ArcelorMittal Downstream, and ArcelorMittal Wire-Solutions.

During the course of 2014, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in France, Germany, India, Belgium, Spain, UK, Maghreb and Italy. AMDS also divested steel cord activities all around the world.

 ArcelorMittal Distribution

ArcelorMittal’s range of distribution solutions is organized across a dozen of specific geographical areas: Benelux, Poland, Central and Eastern Europe, France, Germany, Switzerland, Iberia, Italy, the Maghreb, Turkey, UK and Scandinavia. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction

ArcelorMittal Construction is one of the leading European providers of steel building systems and solutions and sandwich panels for roofing, cladding, composite floors, and light gauge structures. The high level of expertise, technology and services for innovative solutions and cost effective concepts create value for investors, planners and contractors. Supported by its technical expertise, the Company proposes construction systems that respond to thermal, acoustic, airtightness and fire requirements, etc.

ArcelorMittal Construction is established in 17 countries and also has sales agencies in about 13 other countries.

ArcelorMittal Projects

ArcelorMittal Projects provides solutions and services for projects in foundation solutions and solar energy projects including oil and gas.

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

Developing industrial integration with key players in major markets such as aerospace, railway, automotive, agriculture and construction equipment, machining tools, building equipment and infrastructure, ArcelorMittal Downstream works in strong partnership with its customers to provide key R&D and industrial support particularly in niche markets.

ArcelorMittal Wire-Solutions

ArcelorMittal Wire-Solutions is a European industrial wiredrawer with worldwide distribution channels, serving sectors such as agriculture, automotive, construction, energy and general industry. Its production sites are spread across Europe (Luxembourg, France, UK and Poland), ArcelorMittal Wire-Solutions has developed recognized brands and high-quality products with a broad range of tailor-made solutions used in diverse businesses from fencing and off-shore platform mooring ropes to tire and concrete reinforcement.

In the second quarter of 2014, ArcelorMittal sold its interest in the joint venture Kiswire ArcelorMittal Ltd to Kiswire Ltd in South Korea and certain other steel cord assets in the US, Europe and Asia.

In addition, Europe includes tubular production facilities, of which, one of the main facilities is ArcelorMittal Tubular Products Ostrava (“Ostrava”).

Located in Ostrava, Czech Republic, Ostrava has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills produce pipes ranging in size from 21 millimeters to 273 millimeters, while the large diameter spiral welded mill produces pipes ranging in size from 324 millimeters to 820 millimeters. In 2014, Ostrava produced 0.238 million tonnes of pipes for sale within Europe as well as for export.

ACIS

ArcelorMittal’s ACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine and South Africa. Additionally, it has a sales network named ArcelorMittal International.

The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the ACIS segment:

Production Locations-ACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Temirtau	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill, Downstream	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	Downstream	Pipes and Tubes
ArcelorMittal Pipes and Tubes Algeria	Algeria	Annaba	Downstream	Pipes and Tubes

	Production Facilities-ACIS

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2014 (in million tonnes)[2]
	Coke Plant	22	9.6	6.1
	Sinter Plant	9	25.5	18.4
	Blast Furnace	12	20.1	12.5
	Basic Oxygen Furnace (including Tandem Furnace)	16	19.6	12.9
	DRI Plant	7	1.8	1.2
	Electric Arc Furnace	2	1.8	1.5
	Continuous Caster—Slabs	6	9.7	6.3
	Hot Rolling Mill	3	9.4	5.8
	Pickling Line	4	4.6	2.4
	Tandem Mill	4	3.7	2.2
	Annealing Line (continuous / batch)	9	3.2	1.2
	Skin Pass Mill	9	4.9	2.5
	Plate Mill	1	0.6	0.2
	Continuous Caster—Bloom / Billet	4	5.2	2.6
	Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.2
	Billet Rolling Mill	1	1.5	0.7
	Section Mill	9	4.7	3.3
	Bar Mill	3	1.0	0.7
	Wire Rod Mill	4	2.6	1.5
	Hot Dip Galvanizing Line	5	1.4	1.0
	Electro Galvanizing Line	1	0.1	0.1
	Tinplate Mill	5	0.6	0.3
	Color Coating Line	2	0.2	0.2
	Seamless Pipes	2	0.2	0.1
	Welded Pipes	3	0.3	0.1

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

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 6.3 million metric tonnes of crude steel. In 2014, ArcelorMittal South Africa produced 4.4 million tonnes of crude steel. ArcelorMittal South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

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

ArcelorMittal Kryvyi Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryvyi Rih.

ArcelorMittal Kryvyi Rih’s integrated steel plant consists of six coke oven batteries, three sintering plants, five blast furnaces (three of which are operational), six basic oxygen converters, and one twin open hearth furnace, six-strand continuous billet caster, two blooming mills and six light section / bar mills and three wire rod mills.

It covers an area of approximately 120 square kilometers including mines and various recreational centers. ArcelorMittal Kryvyi Rih also has iron ore mines (see “Mining” below for further information).

ArcelorMittal Kryvyi Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 6.3 million tonnes in 2014.

The Company’s ownership in ArcelorMittal Kryvyi Rih gradually increased from 93.77% in 2006 to 95.13% since 2011 through acquisitions of non-controlling interests.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries, one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen converters, two continuous slab casters, one continuous billet caster, one hot strip mill, two pickling lines, two cold rolling mills, two continuous annealing lines, two batch annealing areas, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, two welded pipe mills and a bar mill. It covers an area of approximately seven square kilometers. In 2014, ArcelorMittal Temirtau produced 3.5 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “—Mining” below for further information).

ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products, welded pipes and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

In addition, ACIS includes ArcelorMittal International (“AMI”), the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal expansion in emerging markets. Organized in eleven business areas with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to ArcelorMittal’s upstream partners.

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

	Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
	Iron Ore
	ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	85	Iron Ore Mine (open pit)	Concentrate and pellets
	Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
	Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
	ArcelorMittal Mexico Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
	ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
	ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
	ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
	ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
	ArcelorMittal Tebessa	Algeria	Annaba	70	Iron Ore Mine (open pit and underground)	Fines
	ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump
	ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
	ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
	ArcelorMittal Liberia	Liberia	Yekapa	85	Iron Ore Mine (open pit)	Fines
	Coal
	ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
	ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal
	ArcelorMittal Kuzbass [1]	Russia	Kemerovo	98.64	Coal Mine (underground)	Coking coal

1	On December 31, 2014, ArcelorMittal sold its interest in the Kuzbass coal mines to the Russian National Fuel Company.

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mineral rights over 75,069 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. The property was first explored in 1947 and the project was constructed by Quebec Cartier Mining (“QCM”) between 1970 and 1975 and began operating in 1976. In 2006, QCM was purchased by ArcelorMittal when it acquired control of Dofasco. On December 31, 2012, ArcelorMittal and a consortium led by POSCO and China Steel Corporation (“CSC”) and also including certain financial investors, created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. In the first half of 2013, the consortium completed the acquisition, through two installments, of an aggregate 15% interest in the joint ventures. On March 15, 2013, the consortium acquired an 11.05% interest in the joint ventures, and on May 30, 2013, the consortium purchased a further 3.95% interest in the joint ventures. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

ArcelorMittal Mines Canada owns mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright from which approximately 6.26 million tonnes of crude ore were transported by rail to the Mont-Wright concentrator. Fire Lake was previously a seasonal operation and is now operating year-round from 2014.  The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights.

The expiration dates of the mining leases range from 2015 to 2033. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 24 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9.8 million tonnes of pellets. The mine produced 10 million tonnes of pellets and 13.3 million tonnes of concentrate in 2014.

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

ArcelorMittal Minorca holds mineral rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota accessible by road and rail. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.7 million metric tonnes of fluxed pellets in 2014. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mineral rights over 7,380 acres in 43 contiguous mineral leases, is located six kilometers north of Hibbing in the northeast of Minnesota accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 7.7 million metric tonnes of taconite pellets in 2014 (of which 62.3% is ArcelorMittal’s share).

Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid 1950s to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Electric power constitutes the main source of energy for both Minorca and Hibbing and is provided from the Minnesota state power grid.

ArcelorMittal Mexico Mining Assets

AM Mexico operates three iron ore mines in Mexico, the El Volcan and Las Truchas mines and, through a joint operation with Ternium S.A, the Peña Colorada mine.

Peña Colorada

Peña Colorada holds mineral rights over 99,188 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company.

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

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2062.

The Peña Colorada pelletizing facility produced 3.5 million tonnes of pellets (of which 50% is ArcelorMittal’s share) in 2014. Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Mexico for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mineral rights over 1,053 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2055 to 2061.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the steel plant in Lázaro Cárdenas or exported. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.

The El Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010. The El Volcan operations produced 2.3 million tonnes of concentrate in 2014.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining two-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

ArcelorMittal holds mineral rights over 52,473 hectares. The Las Truchas mine is located approximately 27 kilometers southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2014 production concentrate, lumps and fines totaled 2.5 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.

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

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brasil holds mineral rights over the central claims of the Andrade deposit over 27,333,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

The Andrade mine supplies sinter feed to the João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2014, the Andrade mine produced 2.6 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013 a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mineral rights over the central and east claims of the Serra Azul deposit over 3,358,300 square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2014, ArcelorMittal Mineração Serra Azul produced 1.8 million tonnes of lumps and sinter fines.

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

ArcelorMittal Tebessa

ArcelorMittal Tebessa holds mineral rights over 14 square kilometers over two main areas to support its iron ore mining operations: the Ouenza open pit mine and the Boukhadra underground mine located 150 and 180 kilometers, respectively, from the ArcelorMittal Algérie Spa steel plant in southeast Algeria near the Tunisian border. Both mines can be accessed by road and by electrified railways that run between the mines and the ArcelorMittal Algérie Spa steel plant.

Processing at the mines is limited to primary crushing. The two mines produced 0.5 million metric tonnes of lumps and sinter fines in 2014. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal (70%) and Ferphos (30%), an Algerian public sector company.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2014 due to lack of sufficient drilling data. ArcelorMittal intends to conduct drilling campaigns at the two mines in accordance with industry best practices. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

Following the strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, the Company sold to Sider a 21% controlling stake in ArcelorMittal Tebessa on January 10, 2015 (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2014”).

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mineral rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2014 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2014, ArcelorMittal Prijedor produced 2.1 million tonnes of aggregated lumps and fines.

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

However, since 2011, ore has only been produced at the Buvac pit. The Buvac pit was opened in 2008 and is located within a carboniferous clastic and carbonates sediments containing iron mineralization in the form of beds concordant with host rocks or in the form of massive irregular blocks. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes.  The Buvac ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering oxidization of the primary siderite bodies.

ArcelorMittal Kryvyi Rih

ArcelorMittal Kryvyi Rih (“AMKR”) holds mineral rights to support its operations located roughly within the limits of the city of Kryvyi Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 1,301 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced

9.9 million tonnes of concentrate in 2014, known as the Kryvyi Rih open cast, and an underground mine with production of 1 million tonnes of lump and sinter feed in 2014, known as the Kryvyi Rih underground mine.

The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2016 to 2021, while the expiration of the land lease agreements ranges from 2060 to 2061.

The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933. ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2014 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2014 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 1.6 million tonnes of concentrate in 2014. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Stroiinvest and Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.7 million tonnes of concentrate in 2014. It was acquired by ArcelorMittal in 2001. The existing subsoil agreement expires in 2015 which is in the process of renewal. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2014 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.9 million tonnes of lump and fines in 2014. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. The existing subsoil agreement expires in 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.4 million tonnes of concentrate and fines in 2014. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has started to extract ‘direct shippable’ iron ore from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia. Mining commenced in June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 516 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use and operate and maintain the Buchanan to Yekepa railroad and Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (direct shipping ore, or DSO) are mined. This ore only requires crushing and screening to make it suitable for export.

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2014 was at 4.9 million tonnes. The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (“LAMCO”), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

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

The combined production of the mines in 2014 was 2.0 million tonnes of washed and directly shippable coal.

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

The subsoil use contract and license (all coal mines in Temirtau) will expire in 2022. Total land area under mineral rights is 286 square kilometers.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2014, the Karaganda Coal Mines produced 4.8  million tonnes of metallurgical coal and approximately 1.8 million tonnes of thermal coal consumed by the Temirtau steel operations.

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

The Severnaya wash plant is located adjacent to the Berezovskaya mine and began operations in 2006.  It processes all of the coal from ArcelorMittal Kuzbass’ mines. Coal is transported from the Berezovskaya mine by conveyor directly to the wash plant and from the Pervomayskaya mine via rail.

The main consumers of the coking coal produced are some local and Ukrainian coke producers. In 2014, ArcelorMittal Coal Mines Kuzbass produced 0.2 million tonnes of metallurgical coal.

On December 31, 2014 ArcelorMittal sold its interest in the Kuzbass coal mines to the Russian National Fuel Company (see “Item 4.A – Information on the Company – History and Development of the Company – Recent Developments”).

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2014 and those that are currently ongoing.

Ongoing Projects[1]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	Initial forecast of 2015/ currently delayed [2]
	NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt/year	H1 2015 [3]
	Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt/year and cold rolling (CR) capacity by 0.7mt/year	On hold
	Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt/year	2015[4]
	Brazil	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt/year; Increase in meltshop capacity by 0.2mt/year	2015[4]
	Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt/year; sinter feed capacity of 2.3mt/year	On hold [4]
	Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt/year for bars for civil construction	2016[5]

Joint Venture Projects

	Region	Site	Project	Capacity / particulars	Forecasted completion
	China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	Q1 2015 [6]
	Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/year (iron ore)	H2 2015 [7]
	USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	H2 2016 [8]
			Continuous coating line upgrade to aluminize line #4	Increase production of Usibor by 0.1 mt/year	Q1 2015
1

Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

2

Due to the current Ebola virus outbreak in West Africa, contractors working on the phase 2 expansion project have declared force majeure. Prior to the force majeure event, the plant was expected to begin production of sinter feed at the end of 2015.  The Company will issue a new timing forecast when the force majeure is no longer in effect. Budgeted capex for phase 2 was $1.7 billion before the force majeure event; it will be re-assessed once work recommences. ArcelorMittal remains fully committed to Liberia. Phase 1 operations are continuing as normal at this time and to date have not been affected by the Ebola situation in Liberia.

3

During the third quarter of 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco.  Upon completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed.  The project is expected to benefit operating income through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

4

During the second quarter of 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases. Phase 1  (investment in which has been approved) focuses mainly on downstream facilities and consists of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and on increasing the rebar capacity of Juiz de Fora from 50 to 400ktpy (replacing some wire rod production capacity) and increasing the capacity of the meltshop by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be made at a later date.

5

During the third quarter of 2013, Acindar Industria Argentina de Aceros S.A. (Acindar) announced its intention to invest $100 million in a new rolling mill in Santa Fe province, Argentina, which would be devoted to the manufacturing of civil construction products. The new rolling mill would have a production capacity of 400ktpy of rebars from 6 to 32mm and would also enable Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to complete, with operations expected to start in 2016.

6

Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is expected to be $832 million (100% basis) with the first automotive coil to be produced in Q1 2015.

7

The Board of Directors of Baffinland has approved the Early Revenue Phase (“ERP”), which requires less capital investment than the full project as originally proposed.  Production at the mine has commenced in September 2014 and ramp-up is underway. Development of the harbor is still in progress and the goal is to reach a 3.5mt per annum production rate by the end of 2015.The budget for the ERP is approximately $730 million and requires upgrading of the road that connects the port in Milne Inlet to the mine site.

8

On September 16, 2014, ArcelorMittal, in partnership with joint venture partner Nippon Steel & Sumitomo Metals Corporation (NSSMC), announced a $40m slab yard expansion project to increase AM/NS Calvert’s slab staging capacity and efficiency. The existing hot strip mill consists of three bays with the capacity to stage around 335,000 metric tons of incoming slabs, significantly less than the staging capacity required to achieve the 5.3 million metric ton target. The slab yard expansion will include the addition of overhead cranes, along with foundation work and structural steel erection, to increase the staging and storage capacity in an effort to achieve the hot strip mill’s full capacity. The project is expected to be complete in the second half of 2016. At the same time, the Company announced an additional investment in the facility’s existing number four continuous coating line, which will significantly increase ArcelorMittal’s North American capacity to produce press hardenable steels, Usibor®, a type one aluminum-silicon coated (Al Si) high strength steel and one of the strongest steels used in automotive applications.

Reserves (Iron Ore and Coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves.  The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine, Algeria and Kazakhstan. In Canada, the Company is developing a large greenfield project on Baffin Island through a joint venture.  The Company’s metallurgical coal mining operations are located in the United States and Kazakhstan.

The estimates of proven and probable ore reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Cardno MM&A prepared the estimates of coal reserves for underground and open pit operations at ArcelorMittal Princeton. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

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

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. The Company’s reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3.D—Key Information—Risk Factors—Risks Related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; certain of the Company’s operations with significant ore reserve estimates as of December 31, 2011 were independently audited in 2012 by Roscoe Postle Associates and SRK Consulting (UK) Limited and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them. In 2014, the year-end 2013 ore reserve estimates were independently audited and validated by Roscoe Postle Associates for the Company’s mines in Liberia and in Canada including the joint venture Baffinland and no material changes to the 2013 year-end iron ore and coal reserve estimates were recommended by them.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table above under “Mining” for the ownership interest of ArcelorMittal in each mine. All of the reserve figures presented represent estimates at December 31, 2014 (unless otherwise stated).

Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only.

The Company’s mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. The Company’s ore reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations the Company carries out as part of its mine planning process and its knowledge and experience of the approvals process, the Company expects that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

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

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2014. The average iron ore spot reference price for the last three years (2012 – 2014) was $120.60/dmt CFR China, 62% Fe, (PLATTS Index) duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal spot reference price was $151.15/tonne FOB Australia, Hard Coking Coal (FOB Australia HCC Peak Downs, PLATTS Index). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2014. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2014						As of December 31, 2013
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	2,048	28.7	81	27.8	2,129	28.7	2,197	30.2
Baffinland - Canada	272	66.0	107	65.4	379	65.8	380	65.8
Minorca - USA	130	23.4	4	22.7	134	23.4	143	23.4
Hibbing - USA	243	19.0	21	18.9	264	19.0	303	19.1
Mexico (excluding Peña Colorada)	45	30.5	74	25.4	119	27.3	126	28.4
Peña Colorada - Mexico	110	23.4	127	23.0	237	23.2	251	23.2
Brazil	95	58.9	53	49.8	148	55.6	120	57.9
Liberia	4	51.9	497	48.3	501	48.3	505	48.5
Bosnia	10	46.4	14	45.7	24	46.0	29	45.8
Ukraine Open Pit	198	34	-	-	198	34.0	222	33.0
Ukraine Underground	24	55	-	-	24	55.0	24	54.8
Kazakhstan Open Pit	34	37.9	242	39.5	276	39.3	280	39.4
Kazakhstan Underground	-	-	28	45.0	28	45.0	29	45.0
Total					4,461	35.1	4,609	35.5

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2014 Run of Mine Production (Million Tonnes) *	2014 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (excluding Baffinland)	85	1976	66.8	23.3	31
	Baffinland - Canada	50	2014	0.3	0.3	20
	Minorca - USA	100	1977	8.9	2.7	15
	Hibbing - USA	62.3	1976	27.3	7.7	9
	Mexico (excluding Peña Colorada)	100	1976	8.7	4.8	19
	Peña Colorada - Mexico	50	1974	10.1	3.5	17
	Brazil	100	1944	6.2	4.5	19
	Algeria[4]	70	1921	0.5	0.5	N/A3
	Liberia	85	2011	4.5	4.9	18
	Bosnia	51	2008	3.0	2.1	8
	Ukraine Open Pit	95.1	1959	24.2	9.9	6
	Ukraine Underground	95.1	1933	1.0	1.0	14
	Kazakhstan Open Pit	100	1976	5.2	2.8	31
	Kazakhstan Underground	100	1956	1.6	0.9	17

1

Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2014 included the direct shipping ore produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 59% in 2014 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2014 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2014 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

3	Estimated mine life from iron ore reserve estimates is not available by end of 2014 due to deficiencies in the drilling data recording and archiving process.
4

On November 25, 2014, ArcelorMittal signed an agreement whereby the Company’s interest in the Tebessa mines in Algeria will be diluted from 70% to 49% upon completion. (see "Item 4.A  — History on the Company — History and Development of the Company — Key transactions and events in 2014").

*	Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2014 versus 2013

The Company’s iron ore reserve estimates have decreased between December 31, 2013 and 2014 by 148 million metric tonnes of Run of Mine. This decrease is mainly due to 168 million tonnes of mining depletion during 2014. Other minor re-evaluations of the Company’s ore reserves totaled a net increase of 20 million tonnes between the 2013 and 2014 year-end reserve estimates mainly due to re-evaluations at Hibbing and in Brazil. The average Fe grade decreased by 0.4% on an absolute basis mainly due to an adjustment of the mining dilution of the Company’s iron ore reserves in Canada. However, the reserves mine life and quantities of concentrate and pellets produced from these reserve estimates is not impacted due to other adjustments made to mining and processing recoveries.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2014. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

		As of December 31, 2014									As of December 31, 2013
		Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
		ROM Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1,2]	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes[1,2]
	Princeton - USA	95	59	15	8	110	67	6.7	0.70	17.1	112	66
	Karaganda - Kazakhstan	18	8	149	64	167	72	11	1	27	178	89
	Kuzbass - Russia[3]	-	-	-	-	-	-	-	-	-	27	18
	Total					277	139	8.9	0.9	22.2	317	173

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 23 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

2

Washed or directly shipped saleable tonnage. This tonnage includes 12Mt of wet recoverable coal contained in 24 million tonnes of Run of Mine high ash coal of potential metallurgical coal but which is sold internally within ArcelorMittal as thermal coal.

3

On December 31, 2014, ArcelorMittal sold its interest in the Kuzbass mines to the Russian National Fuel Company (see "Item 4.A  — History on the Company — History and Development of the Company — Key transactions and events in 2014").

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2014 Run of Mine Production (Million Tonnes)	2014 Wet Recoverable production (Million Tonnes)[1]	Estimated Mine Life (Years)[2]
	Princeton - USA	100	1995	3.3	2.0	34
	Karaganda - Kazakhstan	100	1934	11.2	4.8	13
	Kuzbass - Russia[3]	98.64	1958	0.5	0.2	N/A

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 1 million tonnes of Run of Mine high ash coal and approximatly 1 million tonnes of by-product middlings from the wash plants both of which are sold internally within ArcelorMittal as thermal coal.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2014 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2014 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

3

On December 31, 2014, ArcelorMittal sold its interest in the Kuzbass mines to the Russian National Fuel Company (see "Item 4.A  — History on the Company — History and Development of the Company — Recent Developments").

Changes in Metallurgical Coal Reserve Estimates: 2014 versus 2013

The Company’s metallurgical coal reserve estimates have decreased by 40 million tonnes of Run of Mine coal and 34 million tonnes of recoverable coal between December 31, 2013 and 2014 mainly due to the annual mining depletion of 15 million tonnes and the substraction of 25 million tonnes of Run of Mine coal reserves resulting from the divestment of the Kuzbass mines. The reporting of recoverable coal reserves is also adjusted downward for Kazkahstan in 2014 in order to exclude the recoverable coal which in theory could be used for metallurgical applications but which is sold and used as thermal coal in practice by ArcelorMittal at its steel plant facilities.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 93.1 million tonnes of crude steel and, from own mines and strategic contracts, 77.0 million tonnes of iron ore and 7.70 million tonnes of coal in 2014. ArcelorMittal had sales of $79.3 billion and steel shipments of 85.1 million tonnes for the year ended December 31, 2014. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2014, ArcelorMittal had approximately 222,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 170 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal for consumption at its steel-making facilities and also for sale commercially outside the Group.

Key Factors Affecting Results of Operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal customers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections. The last quarter of 2008 and the first half of 2009 were characterized by a deep slump in demand, as consumers used up existing inventories rather than buying new stock. The iron ore and steel market began a gradual recovery in the second half of 2009 that continued in most countries through 2010 and in the first three quarters of 2011, in line with global economic activity. The subsequent onset of the eurozone crisis and significant destocking caused demand to weaken during the fourth quarter of 2011. Similarly, 2012 was again characterized by early optimism and restocking but contraction in Europe and a slowdown in China caused iron ore prices to fall as did then both steel prices and margins. Global demand excluding China (ex-China) was subsequently impacted by more destocking, and, for the first time since 2009, global ex-China steel demand experienced a decline year-on-year during the fourth quarter of 2012 and the first quarter of 2013.  In Europe, there was continued weakness in real steel demand, particularly in the first half of 2013 but after a significant decline in apparent steel demand during 2012, deliveries rose slightly in 2013, albeit to levels still more than 30% below the 2007 peak. Steel demand in North

America actually declined slightly in 2013, but this was compared to the robust level of demand experienced during 2012.

  In 2014, steel demand in the developed markets of North America and Europe, which account for a majority of ArcelorMittal deliveries, rebounded, slightly in Europe and more strongly in the United States, fuelled by the strength of underlying demand but also the inventory cycle. In comparison, demand in China has experienced different dynamics, growing strongly in 2013 when developed markets were weak but with growth in demand slowing rapidly in 2014 as a result of a weaker real estate sector and declines in newly started construction. This slowdown in demand growth has fed a surge in Chinese steel exports, which were up over 30 million tonnes in 2014 compared to 2013. While these exports are sold into many of ArcelorMittal’s domestic markets, the majority is directed to Asia and not ArcelorMittal’s core markets. Overall global demand ex-China is estimated to have grown almost 4% year-on-year during 2014, while it was up only 1.4% year-on-year in 2013.

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading of steel or uniform pricing, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices may vary, and therefore sales prices from exports fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to some industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

The percentage of the Company’s sales of iron ore to external customers as a percentage of overall mining sales has increased in recent years, due to the Company’s increasing marketing efforts in anticipation of increasing mining production. Sales of iron ore to external parties increased in 2013, rising to 11.6 million tonnes for the year compared to 10.4 million tonnes in 2012. In 2014, sales of iron ore to external parties increased further to 14.4 million tonnes, due to rising output at Mines Canada and Liberia operations.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as occurred for example in the fourth quarter of 2008, the first half of 2009, the third quarter of 2012 and the second quarter of 2013.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. In the second half of 2009 and the first half of 2010, steel selling prices followed raw material prices higher, resulting in higher operating income as the Company benefitted from higher prices while still working through relatively lower-cost raw materials inventories acquired in 2009. This was followed by a price-cost squeeze in the second half of 2010, as steel prices retreated but the Company continued to work through higher-priced raw material stocks acquired during the first half of the year. Iron ore prices have experienced significant volatility over the past few years, for example falling over 30% in October 2011 and similarly, after averaging over $140 per tonne (“/t”) cost inclusive of freight (CFR) China during the first half of 2012,  falling below $90/t by early September 2012.  Iron ore prices were relatively stable in 2013, averaging $135/t but fell again in 2014, reaching lows of $66-69/t in December 2014. With respect to iron ore and coal supply, ArcelorMittal’s growth strategy in the mining business is an important natural hedge against raw material price volatility. Volatility on steel margins aside, the results of the Company’s mining segment is also directly impacted by iron ore prices, which were weaker in 2014, averaging $97/t. As the mining segment’s production and external sales grow, the Company’s exposure to the impact of iron ore price fluctuations also increases. This means, among other things, that if iron ore prices were to remain around current levels ($65) due to additional supply or any further significant slowdown of Chinese steel production, this would continue to have a negative impact on ArcelorMittal’s revenues and profitability.

Economic environment[1]

More than five years after the 2008/2009 global recession ended, the global recovery is far from robust. Global GDP growth picked up only marginally in 2014, to 2.6% year-on-year, from 2.5% in 2013 and 2.6% in 2012. In particular, global GDP growth in 2014 was lower than initially expected, continuing a pattern of disappointing outturns over the past several years. While activity in the United States and the United Kingdom has gained momentum as labor markets heal and monetary policy remains extremely accommodative, the recovery in the eurozone slowed due to concerns about long-term prospects, deflation risks and the unresolved sovereign debt crises. In China, the slowdown has been carefully managed. Disappointing GDP growth in other developing countries in 2014 (notably Russia and Brazil) reflected weak external demand, but also the tightening of domestic policies, political uncertainties and supply-side constraints. Oil prices also declined significantly in the second half of 2014, to below $50 per barrel in January 2015, which is over 50% below their June 2014 peak levels. The sharp decline in oil prices is a net positive to global activity and should offset some of the headwinds to GDP growth in oil-importing economies, but damage prospects for oil-exporting countries like Russia.

In the United States, apart from a temporary contraction at the beginning of 2014, GDP growth has been strong and in the third quarter of 2014 reached its fastest pace since 2003 at 5% annualized. Overall, GDP growth is estimated to have been around 2.4% in 2014, compared to 2.2% in 2013 and 2.3% in 2012. The recovery has been supported by the highly accommodative monetary policy although the Federal Reserve gradually reduced the monthly volume of asset purchases and ceased them completely in October 2014. Improving labor markets have been marked by robust job creation (averaging 246,000 jobs per month in 2014) and gradually increasing, although relatively modest wage growth. In 2014, construction spending increased by 6.1% year-on-year as rising incomes and improving confidence supported a pick-up in non-residential construction in particular (growing by 6.9% year-on-year). Having deleveraged significantly in prior years, households have had relatively good access to credit, which has supported light vehicle sales of 16.4 million units in 2014, the strongest level of sales since 2006 in the United States, even after the weak start to the year.

Driven by a strong recovery in the United Kingdom, EU GDP increased approximately 1.3% in 2014, after stagnating in 2013 (+0.1%) and falling by 0.4% in 2012. Eurozone activity has been weak, especially in France and Italy, but the overall eurozone GDP growth increased only around 0.9% in 2014 from a contraction of -0.4% in 2013. Concerns about long-term prospects, deflation and the legacies of the economic and sovereign debt crises (especially impaired balance sheets and high unemployment) have weighed on a gradual recovery. Nevertheless, EU passenger car registrations increased to 12.5 million units in 2014, up from 11.9 million in 2013. The current account surplus in the euro area remains significant, reflecting ongoing import compression, competitiveness gains in the periphery and persistent surpluses in Germany. Despite the completion of the European Central Bank's (“ECB”) Asset Quality Review, bank recapitalization and deleveraging continued to constrain bank lending. A persistent undershooting of the inflation target and the persistent risk of deflation led the ECB to announce additional easing measures beginning in June 2014. These included interest rate cuts, targeted liquidity provisions and outright purchases of covered bonds and asset-backed securities. The ECB committed to expanding its balance

[1] GDP and industrial production data and estimates sourced from IHS Global Insight January 16, 2015 sheet back to 2012 levels. Expectations that the ECB would eventually have to purchase government bonds contributed to the euro depreciating versus the dollar and ending 2014 at a level more than 12% below its May peak of $1.39. The “quantitative easing” programme announced by the ECB in January 2015 has led to a further depreciation of the euro.

In China, the impact of policy measures to contain financial vulnerabilities was mitigated by offsetting policy measures to avoid a sharper slowdown. As a result, GDP growth has slowed to around 7.4% in 2014 from 7.7% in 2013, as actions to rein in credit growth slowed the real estate market and investment. These measures were complemented by efforts to curb activity in sectors with overcapacity or that are environmentally polluting. Partly as a result of these measures, production in these sectors declined sharply. To reach its GDP growth target, the government subsequently implemented a series of targeted stimulus measures, especially in the real estate market with house prices down 2.7% in December 2014 compared to December 2013. Stimulus included support for new public infrastructure and housing projects, tax relief to small and medium-sized enterprises, and targeted cuts in the banks’ required reserves. In addition, benchmark deposit and lending rates were cut in November 2014 for the first time since 2012.

GDP growth in many emerging market economies disappointed in 2014, and forecasts were repeatedly downgraded. Activity in Russia slowed further, with GDP growing only around 0.4% in 2014. Tensions with Ukraine, sanctions and falling crude oil prices interacted with a structural slowdown, capital flight and the loss of access to international capital markets, causing the Ruble to depreciate by 40% against the dollar between the end of June and the end of December 2014, despite repeated interest rate hikes and interventions in the currency markets by the central bank. In Brazil, protracted declines in commodity prices, weak growth in major trading partners, severe droughts in agricultural areas, election uncertainty, and contracting investment have contributed to stagnation in 2014, from growth of 2.5% in 2013. The central bank has raised interest rates to fight inflation and credit conditions have tightened. GDP growth slowed markedly in South Africa, constrained by strikes in the mining sector, electricity shortages, and low investor confidence. In Turkey, despite robust exports and government spending, growth slowed somewhat in 2014 as election-related uncertainties and geopolitical tensions dampened confidence and policy tightening slowed credit growth. In India, export growth has been robust, and investor confidence has been bolstered by the election of a reform-minded government. In the Middle East, the capture of large swaths of territory in Iraq and Syria by the Islamic State has raised security risks in an already fragile region. The rapid spread of the Ebola epidemic across West Africa has caused a human tragedy for local populations, and some economic losses.

In line with GDP growth, OECD industrial production picked up during 2014, increasing by an estimated 2.3% year-on-year. Growth continued to shift away from emerging markets towards the developed world and the United States in particular.  Industrial production growth in non-OECD countries is estimated at 3.8% year-on-year in 2014, having eased back from 4.5% in 2013.

Global apparent steel consumption (“ASC”) is estimated to have grown by 1.7% year-on-year. This was mainly due to world ex-China consumption rising 3.9% year-on-year, a significant increase compared to the 1.4% growth in ASC in 2013 and 0.9% in 2012. Chinese ASC growth is estimated to have declined slightly in 2014 due to substantial de-stocking over an otherwise positive (ca. 2%) real demand growth. This compares to ASC growth of 11.3% in 2013 and 2.9% in 2012. However, Chinese demand estimates are subject to change, due to significant revisions to steel production estimates, to account for under-reported output by Chinese mills.

Steel production[2]

World crude steel production, which had bottomed in 2009 at 1.2 billion tonnes, recovered to just over 1.4 billion tonnes for the year 2010 (+15.7% year-on-year ) and rose in excess of 1.5 billion tonnes in 2011 (+7.3% year-on-year). There was a further rise to 1.56 billion tonnes in 2012 and 1.60 billion tonnes in 2013, driven by Chinese growth.

Global production continued to rise in 2014, up 3.2% to 1.65 billion tonnes due to rising output in China. Chinese production is estimated to have increased from 775 million tonnes in 2013 to about 813 million tonnes in 2014 (+5.0% year-on-year), whereas world ex-China growth also increased from 827 million tonnes to 839 million tonnes (+1.5% year-on-year). However, world ex-China remains about 19 million tonnes below the pre-crisis peak of 858 million tonnes in 2007. Indeed, the only regions to have grown in comparison to 2007 are the Middle East (73.3%) and Asia ex-China (15.4%), whereas output was down 8.6% in NAFTA, 19.4% in EU28, 6.3% in South America, 15.2% in CIS and 14.7% in Africa.

Chinese steel production set yet another record of 813 million tonnes in 2014, over 66% higher than the pre-crisis output of 490 million tonnes in 2007. Output was slightly weaker during the second half of 2014 due to weakening demand conditions and falling prices but Chinese exports rose significantly in 2014 as mills global competitiveness was supported by softening iron ore prices, which helped producers avoid output cuts. Chinese output as a share of global production increased from 48.4% in 2013 to 49.2% in 2014.

Global production outside of China improved during 2014 mainly due to a rebound in Europe and NAFTA. EU output rose by 1.7% to 169 million tonnes reflecting strengthening industrial activity. In NAFTA, output increased by 2.1% to 120 million tonnes in 2014 despite reduced utilization in the USA at the start of the year due to severe weather conditions. Production in Asia ex-China also remained strong, particularly in South Korea, where output increased by 7.5% year-on-year to 71 million tonnes in 2014. Over the same period, India recorded a 2.3% increase in crude steel production to 83 million tonnes, whereas output in Japan also increased by 0.4% to 111 million tonnes. Production faltered in South America as demand weakened in Brazil, falling by 1.4% year-on-year to 45 million tonnes. In CIS, output decreased for the third consecutive year, falling by 2.8% year-on-year in 2014 to 105 million tonnes partly owing to the political tensions in Ukraine and Russia.

Steel prices[3]

Steel prices for Flat products in Northern Europe remained steady during the first quarter of 2014, relative to the fourth quarter of 2013, with spot hot rolled coil (“HRC”) prices around €445-455 ($610-620) per tonne (“/t”).  In Southern Europe, prices were also stable quarter on quarter, with spot HRC prices around €425-440 ($585-610)/t.  Expectations were for prices to increase during the quarter and some deals at €460 ($625)/t in Northern Europe were achieved in late February and early March 2014, but the price trend reversed by the end of the first quarter as lower raw material costs were incorporated into prices by foreign and domestic competitors. Growth in economic activity and overall steel demand continued in Europe during the second quarter of 2014; while prices stabilized despite continued downward pressure of declining iron ore prices. Spot HRC prices stabilized at a lower level of €420-430 ($575-595)/t in Northern Europe and €410-420 ($565-575)/t in Southern Europe, keeping imports relatively unattractive, despite continuously falling raw material costs. Stable economic conditions in Europe sustained demand during the third quarter, while geo-political instability in Ukraine and Euro depreciation eased pressure from imports, which helped domestic prices pick up during August/September versus a weak July. Third quarter spot HRC in Northern Europe averaged €415-425 ($550-560)/t, while at €410-420 ($545-555)/t in Southern Europe

[2]Global production data is for all countries for which production data is collected by World Steel, annual data for many smaller countries is estimated by World Steel. The only exception is China, where the Chinese National Bureau of Statistics data is used, as initially reported. The growth rates for China compare the 2013 monthly data as reported during 2013 (774.6MT) with the monthly data reported during 2014 (813.3MT). 2013 steel production data has been revised up significantly, 2014 will also subsequently be revised, but it is impossible to say by exactly how much. ArcelorMittal’s estimates of steel demand in this report include our latest estimate of 2014 steel production in China.

[3] Source: Steel Business Briefing (SBB)

prices were unchanged from the second quarter in Euro terms. Despite good sentiment, buyers stayed cautious during the fourth quarter, as downward raw material price pressure increased. Spot HRC prices in Northern Europe declined to €410-415 ($510-520)/t, while in Southern Europe they declined to €400-410 ($500-515)/t. The weaker Euro helped keep imports unattractive, except in Eastern Europe, with low priced offers from Russia during November and December, supported by the dramatic depreciation of the Ruble.

In the United States, steel prices during the first quarter of 2014 showed a decreasing trend from $740-760/t in January to $700/t in March, following the significant downward correction in Scrap #1 Busheling, from the high of $440 per gross tonne (“/GT”) in January to $388/GT in March, despite a steady level of demand. Price increases announced by domestic producers in the United States at the beginning of April were achieved, supported by steady demand, increases in scrap cost and some supply disruptions. HRC spot prices increased by $40/t in April relative to March to $730-750/t and reached a high of $770/t in May. Market fundamentals firmed during the third quarter: apparent steel consumption improved as orders from both end-users and stockholders increased, auto sales spiked to 17.4 million SAAR in August (the highest level since January 2006) and steel capacity utilization approached 80%. However, flat rolled imports increased strongly, reaching a monthly average of 1.4 million tonnes per month versus 1.2 million tonnes per month during the second quarter, with July and September having the  highest level of prices in the year. Supply pressure and the stronger USD weighed on HRC prices, which declined slightly during the third quarter to $738-750/t, despite stable Scrap #1 Busheling at $397/GT. This price trend continued into the fourth quarter, under the pressure of dropping international prices (following the decline in raw material costs), and still high imports, despite the termination of the suspension agreement with Russia. This situation, coupled with weaker seasonal consumption, as well as Scrap #1 Busheling falling to $350/GT by the year end, drove fourth quarter spot HRC to $690-705/t, reaching a low of $670/t in December.

Expectations for better seasonal demand in China failed to materialize during the first half of 2014 and prices remained under heavy downward pressure due to tight credit and falling raw material costs. Spot HRC prices averaged $479/t, VAT excluded, during the first quarter of 2014 and dropped to $463/t, VAT excluded, in the second quarter of 2014. The Chinese economy decelerated during the third quarter of 2014, especially growth in industrial output. Domestic steel demand remained weak, despite the central government loosening real estate purchase restrictions, while steel production remained strong, supported by surging exports. Prices continued to decline alongside falling raw material costs, with spot HRC prices down to $449/t, VAT excluded, during the third quarter of 2014. During the fourth quarter of 2014, the central government enacted several measures to stabilize growth, but had little impact on the market, and demand stayed weak due to seasonality, resulting in a further decline of spot HRC prices to $417/t, VAT excluded.

Long products for construction saw better demand in Europe in the first half of 2014, compared to the same period of 2013, but downward pressure on pricing continued, due to falling scrap prices. Overall, rebar and medium sections prices declined since the beginning of 2014; from a peak of €480-500 ($660-680)/t in January, rebar prices fell to €450-470 ($625-645)/t by the end of the first quarter, and to €440-460 ($600-620)/t by the end of the second quarter. Similarly, prices of medium sections peaked in January 2014 at €550-570 ($755-775)/t, dropped to €515-535 ($720-740)/t by end of first quarter, and to €505-525 ($690-710)/t by the end of the second quarter. With scrap believed to have bottomed out, and supported by good seasonal demand, steel prices improved slightly in Euro terms during second half of the third quarter, but were negatively impacted in USD terms, due to the stronger US dollar. Rebar averaged €445-455 ($590-605)/t, while medium sections averaged €510-520 ($675-690)/t for the third quarter. Price trends reversed during the fourth quarter, as scrap lost €30 from October to December, with a stronger impact on rebar prices, which declined to a quarterly average of €430-440 ($540-550)/t. Medium sections prices remained stable quarter on quarter at €510-520 ($640-650)/t, but weakened to €505-515 ($625-635)/t by end of December.

Prices for USA origin scrap HMS 1&2 imported into Turkey, dropped substantially during the first months of 2014, from $400/t CFR in January to $350/t CFR by end of February, before stabilizing at around $370-380/t throughout the second quarter. Export prices for Turkish rebar followed the trend in scrap prices: after ending 2013 at $580-590/t FOB, rebar prices decreased during the first quarter to $560-570/t FOB, before remaining stable during the second quarter. The scrap price was sustained at $370-380/t CFR Turkey until mid-September, but then lost $20/t by the end of the third quarter. An accelerated drop in scrap to $300/t CFR was seen by the end of November, followed by a $15/t pick-up during December. Rebar prices reflected scrap trends, with stable export offers of $560-570/t FOB Turkey during the third quarter, but dropping to $495-510/t FOB by end of December.

Prices for industrial long products remained stable throughout the first half of 2014, around the same level as during the fourth quarter of 2013. However, without robust demand and given abundant supply, prices came under renewed pressure by the end of the second quarter of 2014, to stabilize at a slightly lower level during the third quarter. The fall in raw material costs became significantly visible in these products’ offers especially starting in November, when BOF based producers passed on cost benefits to gain volumes.

Current and anticipated trends in steel production and prices

Global steel production has seen diverging trends across different regions through 2014. Chinese production has been supported by a rapid rise in exports, over 30 million tonnes higher than 2013. However, this has had a negative impact on production in many other regions, notably the Association of Southeast Asian Nations (“ASEAN”), and Latin America where production fell 1.4% year-on-year. Demand grew strongly in developed regions during 2014, particularly the United States up over 10% year-on-year, yet domestic production rose much more slowly (+1.7% year-on-year) due to the growth of finished steel imports and production rolled from semi-finished imports rising more strongly.  ArcelorMittal continues to expect growth in underlying real steel demand in the United States in 2015, but due to the strength of restocking last year, apparent steel demand is likely to be relatively stable against the high level seen last year, as is domestic steel production.  In Europe, ArcelorMittal expects the gradual recovery in the steel consuming sectors to continue, and steel production is likely to be up slightly year-on-year during the first half of 2015. ArcelorMittal forecasts global steel demand growth to be between 1.5 and 2% in 2015, similar to 2014, but with slower growth in the developed markets, while growth in developing markets is expected to pick up. One exception is Russia, which is likely to enter into recession, where domestic steel demand is expected to contract in 2015 but the weak Ruble should support exports and in turn steel production. In Brazil, ArcelorMittal expects demand to improve in 2015. In China, steel production growth slowed from the strong growth observed during 2013, as domestic demand growth has weakened, but supported by the strength of steel exports. The combination of continued property market weakness and increasing trade protection slowing export growth is likely to keep steel production growth muted in the first half of 2015.

Despite the weakness of steel prices, the growth in world ex-China steel demand growth during 2014 has led to a mild increase in steel margins as steel prices have not declined as much as raw material prices, particularly iron ore. Ultimately steel prices will depend on the strength of underlying raw material prices, which are a function of both the demand and supply of each commodity, and margin over raw material costs which in turn depends upon steel supply and demand dynamics. Any significant slowdown in steel demand due to a deterioration in the debt sustainability of eurozone nations, a realization of the many geo-political risks or a hard landing in China would dampen raw material prices and steel prices globally.

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

Until the 2010 changes in raw materials pricing systems described below, reference prices for iron ore and coal in long-term supply contracts were set annually, and some of these contracts contained volume commitments. In the second quarter of 2010, the traditional annual reference pricing mechanism was abandoned for iron ore, with the big three iron ore suppliers (Vale, Rio Tinto and BHP Billiton) adopting a quarterly index-based pricing model. The model introduced in 2010, which operates on the basis of the average spot price for iron ore supplied to China, quoted in a regularly published iron ore index, has since been adopted by most other suppliers. The price trend as well as pricing mechanism for coking coal has followed a similar trend, with the annual reference pricing system having been replaced by a quarterly pricing system in the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011. Following this transition to shorter-term pricing mechanisms that are either based on or influenced by spot prices for iron ore and coking coal imports to China, price dynamics generally have experienced shorter cycles and greater volatility. Pricing cycles were further shortened in 2012 and 2013 as high volatility of prices continued. Since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanism, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2013 as well as 2014, the trend toward shorter-term pricing cycles continued, with spot purchases further increasing their share of pricing mechanisms.

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

In the first quarter of 2013, iron ore prices increased dramatically reaching $160 per tonne in late February as a result of restocking in China before the New Year holiday and a seasonally weaker supply due to weather-related disruptions in production in Brazil and Australia. The average price for the first quarter of 2013 was at $148 per tonne.  In the second quarter of 2013, iron ore prices declined significantly as a result of stock cuts stemming from uncertainties about the Chinese market outlook, reaching a low of $110 per tonne in May and averaging $126 per tonne for the quarter.  In the third quarter of 2013, iron ore spot prices recovered, averaging $132 per tonne for the quarter, as a result of strong crude steel production rates in China and significant restocking at Chinese steel mills through the end of August. Despite a strong seaborne supply coming on-stream from the third quarter of 2013 onwards, the spot price remained above $130 per tonne. In the fourth quarter of 2013, the iron ore market stabilized within a range of $130 to $140 per tonne with no clear price direction as the increasing supply availability was matched with a higher demand on the winter season restock.

In the first half of 2014, iron ore spot prices declined by 31% from $134.50 per tonne on January 1, 2014 to $93.25 per tonne on June 30, 2014. This downward price trend was due to increasing supply in the seaborne market and financial weakness in the Chinese steel sector. Credit market tightness combined with stretched cash flows at Chinese mills resulted in a strong destocking trend at Chinese mills from the beginning of the year through the end of the second quarter. Rising iron ore import inventory at Chinese ports was reflective of stronger seaborne supply while real iron ore demand in the Chinese off-shore market remained relatively stable.

The downward trend continued and reached the lowest level at $66-69 per tonne in late December 2014 on continued structural iron ore oversupply and persistent strains in the credit market in China. The average spot price for the fourth quarter was $74 per tonne, or 18% lower than previous quarter at $90 per tonne. As of end of January

2015, iron ore spot prices were trading in the range of $62-69 per tonne (January 15-30, 2015, CFR China, Platts index, 62% Fe).

Coking Coal

Pricing for coking coal has been affected by changes to the seaborne pricing system, with the annual reference pricing system being replaced by a quarterly pricing system as from the second quarter of 2010 and with a monthly pricing system introduced by BHP Billiton for coal from Australia in 2011.

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

In 2011, the scarcity of premium coals was reflected in the high quarterly reference price settlements for Australian hard coking coal, rising from $225 per tonne FOB Australia in the first quarter of 2011 to $330 per tonne FOB Australia in the second quarter.  Thereafter, a successive improvement in supply resulted in price settlements of $315 per tonne FOB Australia in the third quarter and $285 per tonne FOB Australia in the fourth quarter.  As supply was progressively restored in Australia following the rain event and demand decreased due to ongoing economic uncertainty, prices began to decrease further, with the reference price settlement for the first quarter of 2012 at $235 per tonne. The downward trend continued in the second quarter of 2012, with the reference price settled at $210 per tonne. The degree of price decline in premium coals in the second quarter of 2012 was lessened by strikes at BHP Billiton Mitsubishi Alliance (“BMA”) mines.

The Australian wet season in the first half of 2012 was mild, with no significant supply disruptions (other than the strikes at BMA mines). Moreover, Australian miners had upgraded mine infrastructure to be better prepared to deal with adverse weather conditions during the wet season in Queensland.  The second half of 2012 experienced sharp spot price and contract reference price reductions, with a relatively high gap between both references (spot indexes and quarterly contract settlements), with quarterly contract reference settled at $220 per tonne (FOB Australia) and $170 per tonne for the third and fourth quarters of 2012, respectively, while spot values for such quarters averaged $174 per tonne and $155 per tonne, respectively. In parallel, the spot market, as reflected by the various index providers, also decreased in 2012 in line with progressively improved supply, with a noticeable price gap between premium coal and non-premium coals. The main reason for the sharp declines in the coking coal spot price was a healthy availability of coking coal supply from traditional exporting regions (Australia, the United States and Canada) as well as from new regions, notably Mongolia and Mozambique, combined with declining import demand of Asian steelmakers as well as lower demand on the Atlantic basin due to the economic difficulties in Europe. In the fourth quarter of 2012, major seaborne suppliers of coking coal from Australia and the United States announced the closure of the least cost efficient mines in order to adjust market supply to weaker seaborne demand and to remain cost competitive in a challenging pricing environment.

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

Due to the combined effects of strong Australian coking coal production performance and weaker seaborne demand in key importing regions, the coking coal spot market has been on a downward trend since the beginning of 2014. The spot price of a premium hard coking coal from Australia declined from $132-133 per tonne FOB Australia in January 2014 to $110-111 per tonne by the end of June 2014 and then stabilized in the range of $108-112 per tonne during the second half of the year. The quarterly reference contract settlement price followed this downward trend and settled at $120 per tonne for the second quarter, down $23 per tonne from the first quarter settlement price of $143 per tonne FOB Australia. The third quarter contract settlement of 2014 was a rollover of the second quarter prices of 2014, at $120 per tonne FOB Australia, and was supported by continued strong seaborne supply, mainly from Australia, and lower seaborne imports from China. The coking coal market fundamentals remained stable in the fourth quarter with stable supply and demand conditions. The reference for the fourth quarter of 2014 was settled at $119 per tonne, a decrease of $1 per tonne compared to the third quarter. The contract reference for the first quarter of 2015 was settled at $117 per tonne FOB Australia. Spot prices are trading in the range of $106.6-108.3 per tonne (January 15-30, 2015, FOB Australia HCC Peak Downs Platts index).

ArcelorMittal leveraged its full supply chain and diversified supply portfolio in terms of suppliers and origin of sources to overcome the significant supply disruptions during 2011 without any significant impact on its operations. In 2012 and 2013, ArcelorMittal further diversified its supply portfolio by adding new supply sources from emerging mines in Mozambique and Russia. In 2014, ArcelorMittal has maintained its diversified supply portfolio.

Scrap

Scrap prices have decreased throughout 2014. In Europe, the average price of scrap in 2014 has been €262 per tonne (Eurofer Index for Demolition Scrap), which was 6.1% lower than in 2013 when the average price was €279.1 per tonne. The published value of the index on February 5, 2015 was €239 per tonne. Similarly, in NAFTA the average price of scrap in 2014 was $338.5 per tonne (HMS 1&2 FOB East Coast), which was 4.7% lower than in 2013 when the average price was $355.3 per tonne. The published value of this Index on February 5, 2015 was $250.6 per tonne. During the course of 2014, scrap prices decreased by 20.2% (from $393.0 to $313.5 per tonne: MB HMS 1&2 80:20 CFR Turkey, North European origin). The published value of this Index on February 5, 2015 was $242.2 per tonne. In 2014 as compared to 2013, the drop in the Metal Bulletin Index HMS 1&2 80:20 CFR Turkey, North European origin has been 5.5% on average, consistent with the 6.1% in local European Eurofer E3 prices.

Demand for scrap has been healthy and scrap generation has not increased significantly: scrap imports towards Turkey have remained constant with a decrease of 0.28% in 2014 as compared to 2013. This has, to some extent, been a consequence of Turkey’s capacity to source iron ore based materials in order to control scrap prices. Imports of billets have been sourced from CIS and China beginning in the second half of 2014. The second and third importers are South Korea (< 1/3 as Turkey) and Italy. China takes 10th place and has decreased its imports of scrap by 41.4% as compared to 2013, mainly due to preference for iron ore in this context, plus the use of internal scrap (no exports recorded in 2013 or 2014). Regarding exports of scrap, the United States has continued to take the lead but with a continuous downtrend to 15.5MT in 2014 as compared to 18.5MT in 2013 as a result of better economic activity, which is to say, strong demand, plus a favorable €/$ exchange rate discouraging traditional exports to Turkey.

In Europe, after some volatility in the first quarter of 2014 (average price of €269 per tonne) the Eurofer E3 index remained very stable in second and third quarters, around €270 per tonne. However, there was a decrease in the fourth quarter of 2014, €25.6 per tonne on average due to alternative sourcing from Turkey. The lowest price was reached in November at €237 per tonne. In NAFTA, HMS 1&2 FOB index reacted consistently with Europe, with prices in 2014 at $345 per tonne in first quarter, $355 per tonne in second quarter, $357 per tonne in the third quarter and a final decrease to $297.8 per tonne in the fourth quarter. Beginning in the third quarter of 2014, the U.S.

dollar strengthened significantly against the euro, which improved the attractiveness of scrap exports from the eurozone region relative to NAFTA.

Ferro Alloys and Base Metals

Ferro Alloys[4]

The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $4.44 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2014, representing a decrease of 17% from $5.33 per dmtu in 2013 mainly due to additional supplies of manganese ore in the market in 2014.

The 2014 prices of high carbon ferro manganese decreased compared to the prior year by 0.71% from $1,127 to $1,119 per tonne, while prices of silicon manganese increased compared to the prior year by 4.09% from $1,174 to $1,222 per tonne mainly in North America. Prices for medium carbon Ferro manganese increased compared to the prior year by 2.55% from $1,644 to $1,686 per tonne.

Base Metals - Zinc[5]

Base metals used by ArcelorMittal are zinc and tin for coating, and aluminum for deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of Zinc for 2014 was $2,164 per tonne, representing an increase of 13% as compared to the 2013 average of $1,909 per tonne.  The low for 2014 was $1,942 per tonne on March 24, 2014 and high was $2,420 per tonne on July 25, 2014. Global Zinc metal usage was higher by 280,000 tonnes in the first 10 months of 2014 compared to production. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 691,600 tonnes as of December 31, 2014, representing a decrease of 26% compared to December 31, 2013 when stocks registered stood at 933,475 tonnes, reflecting the change in LME warehousing rules in response to a surfeit in stocks and increased demand.

Energy market

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, prices in 2014 were impacted by historically cold winter conditions in the first quarter (see “Natural Gas” below) and the potential extension of the Clean Air Act to CO2 ignited a strong debate on the future of coal power plants. In Europe, the market continues to be affected by low demand, increasing renewables capacity and energy efficiency, which resulted in keeping spot prices below or around €40 per MWh for 2014 in most European countries. Overall production capacity in Europe is comfortable in the short term but increasing environmental constraints and low market prices are pushing utilities to close recent gas and oldest coal power plants.  This market price driven cut is inconsistent with the need of more flexible power generation required to cope with increasingly intermittent renewables capacity and is therefore fueling “capacity market” debates and other market mechanisms that could be needed to guarantee the required investments ensuring security of supply.

Power plant fuel prices (coal, gas or fuel oil) have decreased sharply over the last months of 2014 resulting in short and longer term pressure on electricity prices which are reaching minimum levels. In absence of increasing demand, the only positive signal in the short term would likely be from policy decisions on capacity markets or in CO2 markets, where the market stability reserve intended to rebalance the existing long term market could be implemented soon.

[4]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[5]Prices included in this section are based on the London Metal Exchange (LME) cash price.

Natural Gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity are now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from a tariff based system (e.g., Poland ). With increasing LNG flows in Spain, definitive movement towards a more liquid and integrated market could be experienced earlier than expected.

This trend is reducing the correlation and sensibility of the Western European market to oil price volatility.  North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.

In 2014, the LNG market has continued to grow in Asia, although at a slower pace than in 2013, so that excess supply is developing in that market as new liquefaction capacities are coming on stream or ramping up from Australia, Papuasia and Malaysia.

Increasing supply (due to, among other things, North America shale oil and a lack of OPEC discipline) and lower demand than expected (due to, among other things, a China soft landing) pushed oil prices down which in return triggered two effects: i) Asian oil indexed LNG prices were down (from $18 down to $9/MM British thermal unit (“BTU”) during 2014), closing the arbitrage window between Europe and Asia during the fourth quarter of 2014, and ii) European LNG stopped being re-routed to Asia, resulting in increased supply in a continuously depressed market and pushing gas prices down year on year from $10.5 in 2013 to $7.5/MMbtu in 2014, with downward pressure continuing into 2015.

Indeed, the premium related to the risk of gas flow disruption disappeared with the agreement between Russia and Ukraine on the gas price and debt repayment in addition to the reverse flow implementation from Western Europe to Ukraine. In addition to demand being low as a result of Europe’s mild start of winter, prices are expected to continue decreasing.

In the United States, despite the coldest winter in decades (2013-2014), unconventional gas production proved more than robust, and  despite the lowest storage ever seen in April 2014, storage levels were back to the 5 year average level (2,853  bcf) in early 2015. Therefore, steam coal continues to be challenged as a fuel to produce power, and projects to build liquefaction facilities for export to Europe or Asia continue to be developed, with production expected to start in early 2016 and potentially pushing US gas prices up to keep up with the new export demand. In this context, natural gas prices in North American markets have continued to increase from 2012 lows, averaging in 2014 at around $4.2 per MMBtu, up from $3.7 per MMBtu in 2013. With storage recovery and high market confidence in the ability to meet demand, prices began to decrease in the fourth quarter of 2014 to $3 per MMBtu.

Ocean Freight[6]

The shipping market generally exceeded expectations in the first half of the year, in a period which is usually known to endure seasonal restrictions, due to a strength seen in Australian exports. Total iron ore imports by China were up 19% year on year, as iron ore prices dropped.  However, coal and other sectors such as grain didn’t see as much growth and especially as congestion eased, the result was an improved vessel turnaround and increased efficiency in ports.

Rates were expected to recover in the second half of 2014 as a result of increased Brazilian shipments, however, the recovery never materialized and Chinese demand waned. As a result, rates primarily remained at low levels throughout the second half of the year seeing only small periods of temporary strength. The Baltic Dry Index averaged at 1,105 points, an 8% decrease as compared to 2013.

Chinese demand for both iron ore and coal was weaker than expected and even government measures did not allow sustained recovery. Although Australian exports did well in the first half of 2014, they suffered in the second half of the year as a direct result of the slowdown in Chinese demand. Meanwhile, bunker fuel prices fell this year, especially in the second half of the year and this aided in keeping freight rates low. Capesize rates averaged at $13,800 per day, a 5% decrease as compared to 2013.

The smaller vessels saw less significant growth as the sector faced some resistance as a result of the Indonesian ban on bauxite and nickel ore exports, delayed South American grain exports and a weaker coal trade. Panamax rates averaged at $7,718 per day, a 19% decrease compared to 2013.

Impact of Exchange Rate Movements

During 2014, mainly two different periods and market conditions have been seen. Aside from the Ukrainian Hryvnia and the Kazakhstani tenge devaluations against the U.S. dollar, in the beginning of 2014, there was a low volatility period where the €/$ exchange rate remained within the range of 1.35 - 1.40 and emerging countries started their recovery with evidence of adjustments. However, at the end of the second quarter of 2014, geopolitical conflicts, monetary policy divergence, very low oil prices as well as a strong demand for the U.S. dollar started to have a negative impact on a number of currencies, especially in jurisdictions where ArcelorMittal operates. Russia and Ukraine are two examples where geopolitical tensions and low oil prices weighed heavily on the two economies and their currencies. The Russian ruble and Ukrainian hryvnia depreciated respectively by 150% and 90% over 12 months. The Mexican peso (-15%) and Brazilian real (-25%) were also hurt by the strong demand for the U.S. dollar and decline in energy prices. The South African rand reached a five year low in this global context coupled with poor economic outlook. In June 2014, volatility of the €/$ exchange rate came back and the euro depreciated against the U.S. dollar to its lowest level of the year at 1.21 in December.

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

In June 2008, ArcelorMittal entered into a transaction in order to hedge U.S. dollar-denominated raw material purchases until 2012. The hedge involved a combination of forward contracts and options that initially covered between 60% to 75% of the dollar outflow from the Company’s European subsidiaries based on then-current raw materials prices, amounting to approximately $20 billion. The transaction was unwound during the fourth quarter of 2008, resulting in a deferred gain of approximately $2.6 billion recorded in equity and of $349 million recorded in operating income. The gain recorded in equity along with the recording of hedged expenses was recycled in the consolidated statements of operations during the period from 2009 through the first quarter of 2013; of this amount, $92 million was recorded as the final installment of the unwinding within cost of sales for the first quarter of 2013,

[6]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, LBH, Fearnleys, RS Platou.

compared to $566 million for the year ended December 31, 2012.   See Note 18 to ArcelorMittal’s consolidated financial statements.

Trade and Import Competition

Europe[7]

Import competition in the EU28 steel market reached a high of 38.0 million tonnes of finished goods during 2007, equal to 18.6% of steel demand. As demand decreased, imports also declined, reaching a low of 15.3 million tonnes in 2009, equal to an import penetration ratio (ratio of imports to market supply) of 13.3%. Since 2009, import levels have grown but, depending on the level of demand, import ratios have fluctuated.

In 2012, steel demand in Europe declined, but imports fell more sharply to 16.6 million tonnes, down 28.7% year-on-year, resulting in a penetration ratio of only 12.0% for 2012.

In 2013, despite a slight decline in steel demand, imports rose, particularly from China, Russia and Turkey, to total approximately 18.4 million tonnes in 2013, or 10.5% higher than in 2012. As a result, the penetration ratio increased to 13.1% for the year.

In 2014, finished steel imports are estimated to have increased by 19.0% year-on-year to around 21.9 million tonnes with the growth mainly due to increased shipments originating mainly from the Commonwealth of Independent States (CIS) and China. However, finished steel demand also strengthened, rising by an estimated 3.5%. As a result, the import penetration rate for 2014 is estimated to have risen to approximately 15.1%.

United States[8]

After reaching a record level of 32.6 million tonnes in 2006, or an import penetration ratio of 26.9%, total finished imports bottomed at 12.9 million tonnes in 2009, representing an import penetration ratio of 21.8%. Over the next two years, imports rose to 19.8 million tonnes in 2011 but import penetration remained relatively stable at 21.8%, due to stronger finished steel consumption.

Steel demand rose strongly in 2012 as did steel imports, rising to an import penetration of 23.2%. As demand weakened during 2013, finished steel imports and in particular pipe and tube, fell 3.9% year-on-year to an import penetration of 23.2%.

During 2014, finished steel imports were up 34.2% year-on-year, to 30.2 million tonnes, the highest level since 2006. Penetration increased to 28.1%, again the highest level since 2006, with imports the major reason for the 10.3% increase in apparent steel demand during 2014. Overall steel imports were up 37.3% during 2014, as imports of semis increased by over 58.5% year-on-year.

Consolidation in the Steel and Mining Industries

The global steel and mining industries have experienced a consolidation trend over the past ten years. After pausing during the credit crisis and global economic downturn of 2008-2009, merger and acquisition activity of various steel and mining players, including Chinese and Indian companies, has increased at a rapid pace. However, given the current economic uncertainties in the developed economies, combined with a slowdown in emerging regions such as China and India, consolidation transactions decreased significantly in terms of number and value in the past two years and this trend is expected to continue in 2015, unless and until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

Apart from Mittal Steel’s acquisition of Arcelor in 2006 and their merger in 2007, notable mergers and acquisitions in the steel business in recent years include the merger of Tata Steel and Corus (itself the result of a

[7]Source: Eurostat trade data to October 2014, estimates for November and December 2014.

[8]Source: U.S. Department of Commerce, customs census data up to November 2014 and December 2014 estimated using import license data.

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

As developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry that is expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore declined as a result of the slowing economy. This situation could affect the Chinese government’s objective for the top ten Chinese steel producers to account for 60% of national production by 2015 and for at least two producers to reach 100 million tonne capacity in the next few years. However, the Chinese government is considering scrapping a ban on overseas control imposed in 2005, enabling non-Chinese companies to make acquisitions in China, which could drive merger and acquisition activity if implemented.

Merger and acquisition activity is expected to remain active in the Indian steel and mining industry though at a slower pace considering the current economic slowdown. The country has become the world’s third largest steel consumer after China and the United States and is expected to become soon the world’s second largest steel producer worldwide. The integration of Ispat Industries into JSW Steel was a major consolidation step in 2010.

Recent and expected future industry consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have a higher level of consolidation. The wave of steel industry consolidation in the previous years has followed the lead of raw materials suppliers, which occurred in an environment of rising prices for iron ore and most other minerals used in the steel-making process. The merger of Cliffs Natural Resources and Consolidated Thompson in 2011 was a significant consolidation move in North America which, at the same time, strengthened vertical relationships into the Chinese steel market. In the context of volatile prices and an overall decline since 2011, which is expected to continue in 2015 given the large additional supply expected to come on line, iron ore producers continue to seek consolidation that would strengthen their options whatever the direction of future price trends. There are still only four primary iron ore suppliers in the world market. Consolidation among other mining companies has continued, as evidenced by the completion of the merger between Xstrata and Glencore on May 2, 2013.

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

Deferred tax assets

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the profit reported in the consolidated statement of operations.

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

Provisions for pensions and other post-employment benefits

ArcelorMittal’s operating subsidiaries sponsor different types of pension plans for their employees. Also, some of the Operating Subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with the above pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

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

Note 25 to ArcelorMittal’s consolidated financial statements details the net liabilities of pension plans and other post-employment benefits including a sensitivity analysis illustrating the effects of changes in assumptions.

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

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2014, the Company determined it has 70 cash-generating units.

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

Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill impairment test as of October 31, 2014 reflects the historical structure of the Company (five operating segments) as of the testing date. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined as the higher of (1) fair value less cost to sell or (2) value in use. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the forecast period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

For steel operations, cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. For mining operations, cash flow forecasts are estimated over the current life-of-the-mine plan or long-term production plan. Cash flow forecasts include material from proven and probable ore reserves. They may also include material from mineral resources that do not qualify as reserves when there is a high degree of confidence in their economic extraction.

Once recognized, impairment losses for goodwill are not reversed.

Mining has a global portfolio of 15 operating units (of which 7 units producing marketable ore form the Mining GCGU and the remaining captive mines are included in the steel CGUs to which they supply ore) with mines in operation and development and is among the largest iron ore producers in the world. It has production facilities in North and South America, Africa, Europe and CIS. The Company believes that prices, sales volumes and discount rates are the key assumptions most sensitive to change. Mining is affected by the industrial structural factors, demand trends in the steel industry and macroeconomic trends such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Mining is exposed to global export and regional markets and volatile international raw material prices through its market priced shipments to ArcelorMittal’s steel operations as well as direct sales to third parties. Iron ore prices were particularly volatile during the second half of 2014 when they dropped to a historic low level. The value in use model prepared for the Mining segment includes average consensus forecast iron ore price assumptions from the fourth quarter of 2014 as defined by an analyst panel. Such forecasts anticipate a slight recovery over a 5 year period. Operating margins are expected to recover partially in the near term through a reduction in production costs and higher volumes.

ACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. ACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks, in particular in Ukraine due to the current political and economic situation. The ACIS value in use model anticipates a limited recovery of sales volumes in 2015 compared to 2014 (12.8 million tonnes for the year ended December 31, 2014) with completion of reline and continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease in 2015 due to lower raw material prices and increase subsequently following  slight recovery in  raw materials while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

Derivative financial instruments

The Company uses derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at the trade date. Embedded derivatives are separated from the host contract and accounted for separately if they are not closely related to the host contract. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

In this annual report, the Company reports ore reserves in accordance with Industry Guide 7. It also complies with the Canadian National Instrument N143-101 requirements, which are based on the Canadian Institute of Mining and Metallurgy (CIM) Best Practice Guidelines and Standard Definitions for all its operations and projects.

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

ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil, Europe, ACIS and Mining.

Changes to Segment Composition

On January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus. The principal benefits of the changes are the reduction of organizational complexity and layers; simplification of processes; regional synergies and realization of benefits of scale effects within the regions.

As a result of the organizational changes, ArcelorMittal’s reportable segments changed to NAFTA, Brazil, Europe, ACIS and Mining. NAFTA includes the Flat, Long and Tubular operations of the United States, Canada and Mexico. Brazil includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Europe comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged except the addition of some Tubular operations. The Mining segment remains unchanged. Prior period information has been recast to reflect this new segmentation. The reportable segments have been revised to reflect ArcelorMittal’s change in organizational structure and managing its business and retrospectively adjusted in conformity with IFRS.

Key Indicators

The key performance indicators that ArcelorMittal’s management uses to analyze operations are sales, average steel selling prices, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2013 (in $ millions)	2014 (in $ millions)	2013 (thousands of MT)	2014 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	NAFTA	19,645	21,162	22,500	23,074	8	3	2
	Brazil	10,148	10,037	9,797	10,376	(1)	6	(8)
	Europe	40,507	39,552	38,269	39,639	(2)	4	(4)
	ACIS	8,419	8,268	12,422	12,833	(2)	3	(6)
	Mining	5,766	4,970	N/A	N/A	(14)	N/A	N/A
	Total	79,440	79,282	82,610	85,125	-	3	(3)

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2	Amounts are prior to inter-segment eliminations (except for total).

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2013	2014
	Iron ore shipped externally	11.60	14.36
	Iron ore shipped internally and reported at market price [3]	23.50	25.40
	Iron ore shipped externally and internally and reported at market price [3]	35.10	39.76
	Iron ore shipped internally and reported at cost-plus [3]	24.40	23.92
	Total iron ore shipments [2]	59.60	63.68

	Coal shipped externally	3.26	1.84
	Coal shipped internally and reported at market price [3]	1.58	2.09
	Coal shipped externally and internally and reported at market price [3]	4.84	3.93
	Coal shipped internally and reported at cost-plus [3]	2.88	3.29
	Total coal shipments [4]	7.72	7.22

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

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2013	2014
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	32.5	37.3
	South America	Open pit	Lump and fines	3.9	4.5
	Europe	Open pit	Concentrate and lump	2.1	2.1
	Africa	Open pit / Underground	Fines	4.8	5.5
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	15.0	14.5
	Total own iron ore production			58.4	63.9
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	7.0	8.2
	Africa [4]	Open pit	Lump and fines	4.7	4.9
	Total strategic long-term contracts - iron ore			11.7	13.1

	Total			70.1	77.0

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was extended on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

				Year ended December 31,
	Coal production (million metric tonnes)			2013	2014
	Own mines
	North America			2.62	2.04
	Asia, CIS & Other			5.43	4.98
	Total own coal production			8.05	7.02
	North America [1]			0.37	0.37
	Africa [2]			0.42	0.31
	Total strategic long-term contracts - coal			0.79	0.68

	Total			8.84	7.70

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

ArcelorMittal had sales of $79.3 billion for the year ended December 31, 2014, representing a marginal decrease from sales of $79.4 billion for the year ended December 31, 2013, primarily due to lower average steel selling prices (which were down 3%) and lower seaborne iron ore reference prices (which were down 28.4%) despite higher steel shipments (which were up 3%) and marketable iron ore shipments (which were up 13.2%). In the first half of 2014, sales of $40.5 billion represented a 1.5% increase from sales of $39.9 billion in the first half of 2013, primarily due to an increase in steel shipments, partially offset by a decrease in average steel selling prices. In the second half of 2014, sales of $38.8 billion represented a marginal decrease from sales of $39.5 billion in the second half of 2013 primarily driven by a drop in average steel prices of 4%, partially offset by an increase in steel shipments of 4%.

ArcelorMittal had steel shipments of 85.1 million tonnes for the year ended December 31, 2014, representing an increase of 3% from steel shipments of 82.6 million tonnes for the year ended December 31, 2013. Average steel selling price for the year ended December 31, 2014 decreased 3% compared to the year ended December 31, 2013, following weakness in raw material prices. Average steel selling price in the first half of 2014 decreased by 2% from the same period in 2013, while average steel selling price in the second half of the year was down 4% from the same period in 2013.

ArcelorMittal had own iron ore production of 63.9 million tonnes for the year ended December 31, 2014, an increase of 9.4%, as compared to 58.4 million tonnes for the year ended December 31, 2013. ArcelorMittal had own coking coal production of 7.0 million tonnes for the year ended December 31, 2014, a decrease of 13.6%, as compared to 8.1 million tonnes for the year ended December 31, 2013. The increase in iron ore production was driven primarily by Canada as a result of the ramp up post expansion project. The decrease in coal production was primarily due to very difficult geological conditions that limited underground extraction in the Company’s Russian coal operations and lower production in the Company’s USA coal operations (Princeton).

NAFTA

Sales in the NAFTA segment were $21.2 billion for the year ended December 31, 2014 representing an increase of 8% as compared to $19.6 billion for the year ended December 31, 2013. Sales increased primarily due to a 2% increase in average steel selling prices and a 3% increase in steel shipments. Sales in the first half of 2014 were $10.4 billion, up 7% from the same period in 2013 primarily driven by a 4% increase in steel shipments and 1% increase in average steel selling prices. In the second half of the year sales were $10.8 billion, up 8% from the same period in 2013, primarily driven by slab sales to Calvert, a 1.5% increase in shipments and a 2% increase in average steel selling prices.

Total steel shipments were 23.1 million tonnes for the year ended December 31, 2014, representing a 3% increase compared to the year ended December 31, 2013. Shipments were 11.4 million tonnes in the first half of 2014, up 4% from the same period in 2013, while shipments in the second half of the year were 11.7 million tonnes, up 1.5% from the same period in 2013. Steel shipments for the first half of 2013 were negatively affected by labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, for which reductions in inventory and supplies from other NAFTA units partially mitigated the market impact. The increase in the second half of 2014 reflected improved demand.

Average steel selling price increased 2% for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Average steel selling price in the first half of 2014 increased 1% from the same period in 2013, as well as average steel selling price in the second half of the year which was higher by 2%, as compared to the same period in 2013, although average steel selling price in the fourth quarter of 2014 was relatively flat as compared to the fourth quarter of 2013.

Brazil

In the Brazil segment, sales were $10.0 billion for the year ended December 31, 2014 which represented a 1% decrease as compared to the year ended December 31, 2013. Sales in the first half of 2014 were $4.8 billion, down 6% from the same period in 2013, while sales in the second half of the year were $5.2 billion, up 4% from the same period in 2013.

Total steel shipments reached 10.4 million tonnes for the year ended December 31, 2014, which was a 6% increase from steel shipments for the year ended December 31, 2013. Shipments were 4.6 million tonnes in the first half of 2014, which was down 5% compared to the same period in 2013, primarily due to operational issues in the hot strip mill in Tubarão, while shipments in the second half of the year were up by 17% as compared to the second half of 2013, primarily due to higher exports of slab shipments from Brazil after blast furnace No. 3 was restarted at Tubarão.

Average steel selling price decreased 8% for the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to a mix impact (higher slab shipments) following the restart of blast furnace No. 3 at Tubarão. Average steel selling price in the first half of 2014 was down 3% from the same period in 2013, driven by a decrease in global steel prices, currency devaluation in Brazil, Argentina and Venezuela. The average steel selling price in the second half of the year was down 12% from the same period in 2013 due to the mix impact described above.

Europe

Sales in the Europe segment were $39.6 billion for the year ended December 31, 2014, representing a decrease of 2% as compared to $40.5 billion for the year ended December 31, 2013. The decrease was primarily due to a 4% decrease in average steel selling price while steel shipments increased by 4%. Sales in the first half of 2014 were $20.8 billion, remaining relatively flat compared to the same period in 2013, and in the second half of the year sales were $18.8 billion, a decrease of 5% compared to the same period in 2013. The decrease was primarily related lower average steel selling prices.

Total steel shipments were 39.6 million tonnes for the year ended December 31, 2014, an increase of 4% from steel shipments for the year ended December 31, 2013. Shipments were 20.2 million tonnes in the first half of 2014, up 3% from the same period in 2013, while shipments in the second half of the year were 19.4 million tonnes, up 4% from the same period in 2013. The increase in the first and second half of 2014 was primarily driven by improved demand compared to the first half of 2013.

Average steel selling price decreased 4% for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Average steel selling price in the first half of 2014 and in the second half of 2014 were down 1% and 7%, respectively, as compared to the first and second half of 2013, mainly due to the decreasing trend in raw material prices.

ACIS

In the ACIS segment, sales were $8.3 billion for the year ended December 31, 2014, representing a decrease of 2% from sales of $8.4 billion for the year ended December 31, 2013. The decrease was primarily due to a 6% decrease in average selling price (in all three units), partially offset by an increase in shipments of 3%. Sales in the first half of 2014 remained relatively flat at $4.3 billion compared to the same period in 2013, while sales in the second half of the year were $4.0 billion, down 4% from the same period in 2013.

Total steel shipments reached 12.8 million tonnes for the year ended December 31, 2014, an increase of 3% from steel shipments for the year ended December 31, 2013. Steel shipments were 6.5 million tonnes in the first half of 2014, up 5% from the same period in 2013. Steel shipments for the first half of 2014 were positively impacted by improved shipments in Kazakhstan with stable operations, while steel shipments for the first half of 2013 were negatively affected by lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan. In the second half of 2014, steel shipments were 6.3 million tonnes and represented a 2% increase compared to the same period in 2013, primarily as a result of higher shipments from CIS countries.

Average steel selling price decreased 6% for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This decrease was mainly related to lower average steel selling prices in all three units. Average steel selling price in the first half of 2014 was down 7% from the same period in 2013, primarily due to lower international prices driven by lower raw material prices, and partially due to currency devaluation, as well as the second half of the year when average steel selling prices were down 5% compared to the same period in 2013.

Mining

In the Mining segment, sales were $5.0 billion for the year ended December 31, 2014, representing a decrease of 14% from sales of $5.8 billion for the year ended December 31, 2013. The decrease was primarily due to lower seaborne iron ore market prices which were down 28% (average year-on-year), partially offset by higher marketable iron ore shipments due to higher shipments from the Company’s Canadian operations following the successful commissioning and ramp-up of the expanded concentrator. Sales in the first half of 2014 were $2.64 billion, up 3.5% from the same period in 2013, while sales in the second half of the year were $2.33 billion, down 28% from the same period in 2013.

Sales to external customers were $1.3 billion for the year ended December 31, 2014, representing a decrease of 20% from $1.7 billion for the year ended December 31, 2013. Iron ore shipments to external customers increased 24% from 11.6 million tonnes in 2013 to 14.4 million tonnes in 2014, while coal shipments to external customers decreased by 44% from 3.26 million tonnes to 1.84 million tonnes. The increase in the volume of external sales for iron ore was primarily due to higher shipments from the Company’s Canadian operations.  In the second half of 2014, iron ore shipments to external customers were 14% higher than in the first half primarily as a result of higher shipments from the Company’s Canadian operations. The increase in volume of sales to external customers for iron ore was more than offset by the substantial decrease in the market price of iron ore and coal. The decrease in coal shipments to external customers was primarily due to very difficult geological conditions that limited underground extraction in the Company’s Russian coal operations and lower external sales from Kazakhstan due to a change in mix between internal and external sales. With respect to prices, for example, the average reference iron ore price was $96.7 per tonne in 2014 as compared to $135.2 per tonne in 2013 (CFR China 62% Fe, Platts Index) and the average reference price for hard coking coal decreased to $114.44 per tonne in 2014 as compared to $148.12 per tonne in 2013 (FOB Australia HCC Peak Downs, Platts Index). The decrease in the average reference iron ore price accelerated in the second half of 2014, with prices down 38% compared to the second half of 2013, while prices were only down 19% in the first half of 2014 compared to the first half of 2013. It should be noted, however, that there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2014, as compared with operating income and operating margin for the year ended December 31, 2013:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2013 (in $ millions)	2014 (in $ millions)	2013 (%)	2014 (%)
	NAFTA	630	386	3	2
	Brazil	1,204	1,388	12	14
	Europe	(985)	737	(2)	2
	ACIS	(457)	95	(5)	1
	Mining	1,176	565	20	11
	Total adjustments to segment operating income and other [2]	(371)	(137)
	Total consolidated operating income	1,197	3,034

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2013 (in $ millions)	2014 (in $ millions)
	Corporate and shared services [1]	(207)	(132)
	Financial activities	(12)	(16)
	Shipping and logistics	(29)	(30)
	Intragroup stock margin eliminations [2]	(73)	109
	Depreciation and impairment	(50)	(68)
	Total adjustments to segment operating income and other	(371)	(137)

1	Includes primarily staff and other holding costs and results from shared service activities.
2	In 2014, as compared to 2013, margins decreased as a result of low iron ore prices leading to a reduction in intragroup-margin eliminations.

ArcelorMittal’s operating income for the year ended December 31, 2014 was $3.0 billion, as compared with an operating income of $1.2 billion for the year ended December 31, 2013. Operating income in 2014 was negatively impacted by a $90 million charge following the settlement of antitrust litigation in the United States and a $76 million charge for onerous supply contract provisions primarily for tin coated products at Weirton in the United States (NAFTA) offset in part by a $79 million gain on the disposal of the Kuzbass coal mines (Mining). Operating income for the year ended December 31, 2014 was positively affected by a decrease in depreciation (from $4.7 billion for the year ended December 31, 2013 to $3.9 billion for the year ended December 31, 2014) as a result of a change in useful lives of plant and equipment. The Company performed a review of the useful lives of its assets and determined its maintenance and operating practices enabled a change in the useful lives of plant and equipment. As a result, certain of the Company’s existing assets have been and will be used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment have been lengthened prospectively. In addition, operating income for year ended December 31, 2014 was negatively affected by impairment charges of $264 million, of which $114 million primarily related to the idling of the steel shop and rolling facilities of the Indiana Harbor Long carbon operations in the United States (NAFTA), $63 million relating to the impairment of the Volcan iron ore mine in Mexico (Mining) due to a short residual life of the mine and $57 million related to the idling of mill C in Rodange, Luxembourg (Europe segment). (See “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”).

Operating income was $2.5 billion for the first nine months of 2014, which was a 108% increase from $1.2 billion for the first nine months of 2013, while the operating income in the fourth quarter of 2014 was $569 million and represented a significant improvement over the operating loss recorded in the fourth quarter of 2013 for $36 million. The fourth quarter of 2014 was impacted by all of the gains and charges mentioned above except for the $90 million charge following the settlement of antitrust litigation in the United States which was recognized in the second quarter of 2014. The fourth quarter of 2013 was negatively affected by impairment losses and restructuring charges of $0.7 billion.

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2014 was $73.3 billion as compared to $75.2 billion for the year ended December 31, 2013. Cost of sales for the year ended December 31, 2014 was positively affected by a decrease in depreciation following a change in the useful lives of certain property plant and equipment as described earlier and a decline in raw material prices. Cost of sales for the year ended December 31, 2013 was negatively affected by impairment losses of $0.4 billion and restructuring charges for $0.6 billion. Selling, general and administrative expenses (“SG&A”) were stable at $3.0 billion for the year ended December 31, 2014 and 2013. SG&A remained relatively stable compared to sales as it represented 3.7% of sales for the year ended December 31, 2014 as compared to 3.8% for the year ended December 31, 2013.

Operating income for the year ended December 31, 2013 included impairment losses of $444 million. These impairment losses included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. ArcelorMittal also recognized impairment charges of $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company recorded an impairment loss of $55 million in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of $24 million relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in connection with the agreed sale of certain steel cord assets in the United States, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of $41 million with respect to the subsidiaries included in this transaction.

Operating income for the year ended December 31, 2013 was positively affected by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases

(Europe) and a $47 million fair valuation gain relating to DJ Galvanizing in Canada (NAFTA), a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.

Operating income for the year ended December 31, 2013 was negatively affected by restructuring charges totaling $552 million primarily related to costs incurred for the long-term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation and safeguarding  costs and take or pay obligations) and to social and environmental costs as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium.

NAFTA

Operating income for the NAFTA segment amounted to $386 million for the year ended December 31, 2014, compared to operating income of $630 million for the year ended December 31, 2013. Operating income for the segment amounted to $309 million for the second half of the year, compared to $77 million in the first half. Operating income in the first half of 2014 was negatively affected by a $90 million charge following the settlement of antitrust litigation in the United States and higher input costs resulting from the severe winter weather conditions as well as costs related to planned and unplanned maintenance downtime. Operating income in the second half of 2014 benefited from lower input costs and decreased maintenance expenses, particularly in the fourth quarter, but was negatively impacted by a $76 million charge for onerous supply contract provisions, primarily for tin coated products at Weirton, in the United States and impairment charges of $114 million in the United States primarily related to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations.

Operating income for the year ended December 31, 2013 was negatively affected by lower shipments in the first half of the year following labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West during the second quarter. Operating income was positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator, lower average steel selling prices in the third quarter of 2013 and positively affected by 5% higher volumes in the second half of the year compared to the first half.

Brazil

Operating income for the Brazil segment for the year ended December 31, 2014 was $1.4 billion compared to $1.2 billion for the year ended December 31, 2013. The increase was primarily due to higher steel shipment volumes as described earlier, lower costs and lower depreciation which was $457 million for 2014 as compared to $691 million for 2013, mainly due to the change in asset lives of certain plant and equipment.

Operating income for the segment amounted to $0.8 billion for the second half of 2014, compared to operating income of $0.6 billion in the first half of 2014. Operating income for the first half of 2014 was negatively affected by lower shipments and lower average steel selling prices. Operating income for the second half of 2014 was positively affected by the additional slab volumes as described earlier.

Europe

Operating income for the Europe segment for the year ended December 31, 2014 significantly increased to $0.7 billion compared to operating loss of $1.0 billion for the year ended December 31, 2013. Operating income for the segment was $0.3 billion for the second half of the year, compared to operating income of $0.4 billion for the first half of the year. Despite the continuous difficult economic environment in Europe reflected in lower average steel selling prices mainly due to lower raw material prices, shipments increased by 4% in 2014 as a result of improved domestic demand. Operating income for the year ended December 31, 2014 was positively affected by improved market conditions, lower costs and benefits of cost optimization efforts. Operating income for the year ended December 31, 2014 included impairment charges of $57 million related to the idling of mill C in Rodange, Luxembourg. In addition, operating income was positively impacted by a decrease in depreciation which was $1.5 billion and $2.0 billion for the years ended December 31, 2014 and December 31, 2013, respectively, mainly due to the change in useful lives of certain plant and equipment.

Europe’s operating loss for the year ended December 31, 2013 included restructuring costs amounting to $517 million, including $137 million of costs incurred for the long-term idling of the Florange liquid phase in

ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and $354 million (including social and environmental costs) as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium. These charges were partially offset by a reversal of provisions of $38 million in France and Spain following the revision of certain assumptions. Europe’s operating loss was reduced by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases.

Europe’s operating loss for the year ended December 31, 2013 also included impairment charges of $86 million, of which $55 million was in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia, largely offset by the reversal of an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium following the restart of the hot dip galvanizing line HDG5, $24 million primarily related to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France and included an impairment charge of $41 million with respect to the subsidiaries included in the agreed sale of certain steel cord assets in the US, Europe and Asia to the joint venture partner Kiswire Ltd.

ACIS

Operating income for the ACIS segment for the year ended December 31, 2014 was $95 million, compared to operating loss of $457 million for the year ended December 31, 2013. The improved results reflected improved operations and lower costs primarily in the CIS, offset in part by lower average steel selling prices. Operating income for the segment amounted to $90 million for the second half of the year, compared to operating income of $5 million in the first half. Operating income was positively impacted by improved market conditions resulting in increased shipments and the realized benefits of cost optimization efforts, offset slightly by lower average steel selling prices.

Operating loss for the year ended 2013 included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa following the transfer of the operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013.

Mining

Operating income for the Mining segment for the year ended December 31, 2014 was $0.6 billion, compared to operating income of $1.2 billion for the year ended December 31, 2013. Operating income for the year ended December 31, 2014 was positively impacted by a $79 million gain on disposal of Kuzbass coal mines in Russia and by higher marketable iron ore shipments, offset by negative impacts for the decrease in seaborne iron ore market prices and an impairment charge of $63 million relating to the Volcan iron ore mine in Mexico due to a short residual life of the mine. As noted above, the average reference price of iron ore decreased to $96.7 per tonne in 2014 from $135.2 per tonne CFR China for 62% Fe in 2013. The average reference coal price decreased to $114.44 per tonne in 2014. Iron ore marketable volume for the year ended December 31, 2014 was 39.8 million tonnes, compared to 35.1 million tonnes for the year ended December 31, 2013. Coal marketable volume for the year ended December 31, 2014 was lower at 3.9 million tonnes, compared to 4.8 million tonnes for the year ended December 31, 2013.

Operating income for the segment amounted to $0.1 billion for the second half of the year, compared to $0.5 billion in the first half. Operating income for the second half of 2014 was negatively affected by the decrease in iron ore reference prices to $82.4 per tonne in the second half, as compared to $111.5 per tonne in the first half of the year and the above-mentioned impairment charges.

Income (Loss) from investments in Associates, Joint Ventures and Other Investments

ArcelorMittal recorded a loss of $172 million from investments in associates, joint ventures and other investments for the year ended December 31, 2014, as compared with a loss of $442 million for the year ended December 31, 2013. The loss for the year ended December 31, 2014 was  primarily due to a $621 million impairment charge relating to China Oriental following a  revision of business assumptions in the context of continuing growth slowdown in China, an impairment charge of $56 million relating to Erdemir and a loss of $14 million related to the disposal of Hunan Valin shares (comprising a net loss of $76 million related to the exercise of the third put option on February 8, 2014 and the resulting discontinuation of equity method accounting, partly offset by a net gain of $62 million with respect to the fourth and last put option exercised on August 6, 2014). These losses were partially offset by a $193 million gain on the sale of ArcelorMittal’s 50% ownership in Gallatin, improved performance of European investees and the share of profits in Calvert’s operations.

The loss for the year ended December 31, 2013 included impairment charges for a total amount of $422 million, of which $200 million related to the Company’s 47% stake in the associate China Oriental. In addition, the Company recorded an impairment charge of $111 million relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (with another impairment charge recorded in cost of sales in the Europe segment as described above).  The loss for the year ended December 31, 2013 also included an impairment charge of $111 million relating to the associate Coal of Africa as a result of lower profitability and decline in market value. The loss for the year ended December 31, 2013 included a charge of $57 million following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. In addition, the loss for the year ended December 31, 2013 included a $56 million expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of $45 million, with respect to the sale of a 10% interest in Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) following the exercise of the first and second put options.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities). Net financing costs were higher for the year ended December 31, 2014, at $3.4 billion, as compared with $3.1 billion for the year ended December 31, 2013.

Net interest expense (interest expense less interest income) was $1.5 billion for the year ended December 31, 2014 as compared to $1.8 billion for the year ended December 31, 2013. Interest expense was slightly lower for the year ended December 31, 2014 at $1.6 billion, compared to interest expense of $1.9 billion for the year ended December 31, 2013, primarily due to the positive effect of lower debt following the repayment of convertible bonds in April and May and bonds in October 2014 and lower cost of debt (See “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2014”). Interest income for the year ended December 31, 2014 amounted to $0.1 billion, compared to $0.1 billion for the year ended December 31, 2013.

Foreign exchange losses increased to $620 million for the year ended December 31, 2014, as compared to $248 million for the year ended December 31, 2013, primarily due to an appreciation of the USD against the euro. This foreign exchange loss primarily relates to the impact of the USD appreciation on euro-denominated deferred tax assets. In addition, other net financing costs (including expenses related to True Sale of Receivables, bank fees, interest on pensions and fair value adjustments of convertible bonds and derivative instruments) were $1.3 billion for the year ended December 31, 2014, as compared to $1.1 billion for the year ended December 31, 2013, and included expenses related to the termination of the Senegal greenfield project, gains and losses on convertible bonds and hedging instruments that matured during the period as well as a $161 million charge related to the federal tax amnesty plan in Brazil with respect to the settlement of the Siderbras case.

Income Tax Expense (Benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.5 billion for the year ended December 31, 2014, as compared to $0.2 billion for the year ended December 31, 2013, primarily due to improved results in certain jurisdictions. Income tax expense for the year ended December 31, 2013 included the settlement of two tax amnesty programs in Brazil. For additional information related to ArcelorMittal’s income taxes, see Note 21 to ArcelorMittal’s consolidated financial statements.

 ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in certain jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2013 and 2014 are as set forth below:

	2013		2014
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(120)	35.00%	(352)	35.00%
Argentina	52	35.00%	59	35.00%
France	(224)	34.43%	18	34.43%
Brazil	94	34.00%	141	34.00%
Belgium	(208)	33.99%	(10)	33.99%
Germany	(138)	30.30%	(82)	30.30%
Spain	(218)	30.00%	(78)	25.00%
Luxembourg	203	29.22%	(228)	29.22%
Mexico	(93)	30.00%	9	30.00%
South Africa	(57)	28.00%	(23)	28.00%
Canada	240	26.90%	298	26.90%
Algeria	(26)	25.00%	-	25.00%
Russia	(14)	20.00%	(18)	20.00%
Kazakhstan	(24)	20.00%	(4)	20.00%
Czech Republic	(7)	19.00%	38	19.00%
Poland	(8)	19.00%	25	19.00%
Romania	(29)	16.00%	(12)	16.00%
Ukraine	(32)	16.00%	23	18.00%
Others	18		49
Total	(591)		(147)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-Controlling Interests

Net income attributable to non-controlling interests was $112 million for the year ended December 31, 2014, as compared with net loss attributable to non-controlling interests of $30 million for the year ended December 31, 2013. Net income attributable to non-controlling interests increased in 2014 primarily as a result of income attributable to non-controlling interests in ArcelorMittal Mines Canada and Belgo Bekaert Arames, partially offset by losses generated in ArcelorMittal South Africa, which were however significantly lower than in 2013.

Net Loss Attributable to Equity Holders of the Parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2014 amounted to $1.1 billion compared to net loss attributable to equity holders of $2.5 billion for the year ended December 31, 2013, for the reasons discussed above.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales, Steel Shipments, Average Steel Selling Prices and Mining Production

The following tables provide a summary of ArcelorMittal’s sales, steel shipments, changes in average steel selling prices by reportable segment and mining (iron ore and coal) production and shipments for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

		Sales for the Year ended December 31,[1]		Steel Shipments for the Year ended December 31,[2]		Changes in
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (thousands of MT)	2013 (thousands of MT)	Sales (%)	Steel Shipments (%)	Average Steel Selling Price (%)
	NAFTA	20,760	19,645	22,394	22,500	(5)	-	(6)
	Brazil	10,156	10,148	9,654	9,797	-	1	(1)
	Europe	42,499	40,507	37,531	38,269	(5)	2	(4)
	ACIS	10,197	8,419	12,921	12,422	(17)	(4)	(9)
	Mining	5,493	5,766	N/A	N/A	5	N/A	N/A
	Total	84,213	79,440	82,182	82,610	(6)	1	(5)

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2	Amounts are prior to inter-segment eliminations (except for total).

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2012	2013
	Iron ore shipped externally	10.40	11.60
	Iron ore shipped internally and reported at market price [3]	18.40	23.50
	Iron ore shipped externally and internally and reported at market price [3]	28.80	35.10
	Iron ore shipped internally and reported at cost-plus [3]	25.60	24.40
	Total iron ore shipments [2]	54.40	59.60

	Coal shipped externally	3.33	3.26
	Coal shipped internally and reported at market price [3]	1.78	1.58
	Coal shipped externally and internally and reported at market price [3]	5.12	4.84
	Coal shipped internally and reported at cost-plus [3]	3.13	2.88
	Total coal shipments [4]	8.24	7.72

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

				Year ended December 31,
	Coal production (million metric tonnes)			2012	2013
	Own mines
	North America			2.44	2.62
	Asia, CIS & Other			5.77	5.43
	Total own coal production			8.21	8.05
	North America [1]			0.36	0.37
	Africa [2]			0.35	0.42
	Total strategic long-term contracts - coal			0.72	0.79

	Total			8.93	8.84

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

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

ArcelorMittal had steel shipments of 82.6 million tonnes for the year ended December 31, 2013, representing an increase of 1% from steel shipments of 82.2 million tonnes for the year ended December 31, 2012. Average steel selling price for the year ended December 31, 2013 decreased 5% compared to the year ended December 31, 2012, following continued weakness in demand in Europe, a slight decline of demand in North America combined with increased competition in international markets. Average steel selling price in the first half of 2013 decreased by 6% from the same period in 2012, while average steel selling price in the second half of the year was down 3% from the same period in 2012.

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

NAFTA

Sales in the NAFTA segment were $19.6 billion for the year ended December 31, 2013, representing a decrease of 5% as compared to $20.8 billion for the year ended December 31, 2012. Sales decreased primarily due to a 6% decrease in average steel selling prices as shipments were relatively flat. Sales in the first half of 2013 were $9.7 billion, down 12% from the same period in 2012 primarily driven by a 4% decrease in shipments and 8% decrease in average steel selling prices. In the second half of the year sales were $10 billion, up 2% from the same period in 2012 primarily driven by a 5% increase in shipments along with a 3% decrease in average steel selling prices.

Total steel shipments were 22.5 million tonnes for the year ended December 31, 2013 and remained relatively flat compared to the year ended December 31, 2012. Shipments were 11.0 million tonnes in the first half of 2013, down 4% from the same period in 2012, while shipments in the second half of the year were 11.5 million tonnes, up 5% from the same period in 2012. The decrease in steel shipments in the first half of 2013 reflected lower crude steel production in the United States due to labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West, partially offset by the use of inventory and supplies from other NAFTA units. The increase in the second half of the year reflected the resolution of the labor issues and operational incidents that had affected the second quarter of 2013.

Average steel selling price decreased 6% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 was down 8% from the same period in 2012 (which reflected slightly lower demand and decreasing trend in raw material prices and subdued market sentiment), while average steel selling price in the second half of the year was down 3% from the same period in 2012, although average steel selling price in the fourth quarter of 2013 was flat as compared to the fourth quarter of 2012.

Brazil

In the Brazil segment, sales were $10.1 billion for the year ended December 31, 2013 which was relatively flat compared to the year ended December 31, 2012.  Sales in the first half of 2013 were $5.1 billion, down 3% from the same period in 2012, while sales in the second half of the year were $5 billion, up 3% from the same period in 2012.

Total steel shipments reached 9.8 million tonnes for the year ended December 31, 2013, which was a 1% increase from steel shipments for the year ended December 31, 2012. Shipments were 4.9 million tonnes in the first half of 2013, which remained relatively flat compared to the same period in 2012, while shipments in the second half of the year were up by 4% as compared to the second half of 2012.

Average steel selling price decreased 1% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 was down 2% from the same period in 2012 due to currency devaluation in Venezuela and lower production and selling prices for the Tubular business. The average steel selling price in the second half of the year was down 1% from the same period in 2012, although average steel selling price in the fourth quarter of 2013 was 7% higher as compared to fourth quarter of 2012.

Europe

Sales in the Europe segment were $40.5 billion for the year ended December 31, 2013, representing a decrease of 5% as compared to $42.5 billion for the year ended December 31, 2012. The decrease was primarily due to a 4% decrease in average steel selling price while steel shipments increased by 2%. Sales for the year ended December 31, 2012 also included a $0.4 billion contribution from Skyline Steel, which was disposed of in June 2012. Sales in the first half of 2013 were $20.8 billion, down 10% from the same period in 2012, and in the second half of the year sales were $19.8 billion, up 2% from the same period in 2012.

Total steel shipments were 38.3 million tonnes for the year ended December 31, 2013, an increase of 2% from steel shipments for the year ended December 31, 2012. Shipments were 19.5 million tonnes in the first half of 2013, down 3% from the same period in 2012, while shipments in the second half of the year were 18.7 million tonnes, up 8% from the same period in 2012.  The decrease in the first half of 2013 was primarily driven by continued decline in demand due to macroeconomic conditions. The increase in the second half of 2013 resulted in particular from recovery in demand following an improvement in market sentiment.

Average steel selling price decreased 4% for the year ended December 31, 2013 as compared to the year ended December 31, 2012. Average steel selling price in the first half of 2013 and in the second half of  2013 were down 5% and 3%, respectively, as compared to the first and second half of 2012, reflecting weaker buyer sentiment, strong domestic competition and declining raw material prices.

ACIS

In the ACIS segment, sales were $8.4 billion for the year ended December 31, 2013, representing a decrease of 17% from sales of $10.2 billion for the year ended December 31, 2012. The decrease was primarily due to a 9% decrease in average selling price with shipments decreasing 4%. Sales for the year ended December 31, 2012 also included a $0.5 billion contribution from Paul Wurth, which was disposed of in December 2012. Sales in the first half of 2013 were $4.3 billion, down 22% from the same period in 2012, while sales in the second half of the year were $4.1 billion, down 12% from the same period in 2012.

Total steel shipments reached 12.4 million tonnes for the year ended December 31, 2013, a decrease of 4% from steel shipments for the year ended December 31, 2012. Shipments were 6.2 million tonnes in the first half of 2013, down 8% from the same period in 2012 (primarily due to lower volumes in South Africa, caused by fire disruption at the Vanderbijlpark site, and Kazakhstan) while shipments in the second half of the year were 6.2 million tonnes and remained flat against the same period in 2012.

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

Mining

In the Mining segment, sales were $5.8 billion for the year ended December 31, 2013, representing an increase of 5% from sales of $5.5 billion for the year ended December 31, 2012. The increase was primarily due to higher iron ore selling prices driven by the evolution in international prices and higher iron ore shipments from own mines, partly offset by lower prices for a portion of iron ore shipments priced on a quarterly lag basis, lower coal prices as a result of evolution in international prices and lower coal shipments from own mines. Sales in the first half of 2013 were $2.6 billion, down 12% from the same period in 2012, while sales in the second half of the year were $3.2 billion, up 24% from the same period in 2012. Sales in the second half of 2013 were higher than in the first half primarily due to higher marketable iron ore shipments in the second half of 2013 as compared to the first half following the commissioning of additional capacity in the Company’s Canadian operations.

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

Operating Income (Loss)

The following table provides a summary of operating income (loss) and operating margin of ArcelorMittal for the year ended December 31, 2013, as compared with operating income and operating margin for the year ended December 31, 2012:

		Operating Income (Loss) for the Year ended December 31,[1]		Operating Margin
	Segment	2012 (in $ millions)	2013 (in $ millions)	2012 (%)	2013 (%)
	NAFTA	1,243	630	6	3
	Brazil	561	1,204	6	12
	Europe	(5,725)	(985)	(13)	(2)
	ACIS	(54)	(457)	(1)	(5)
	Mining	1,209	1,176	22	20
	Total adjustments to segment operating income and other [2]	121	(371)	(2)	7
	Total consolidated operating income	(2,645)	1,197

1	Segment amounts are prior to inter-segment eliminations.
2

Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between the segments. See table below.

		Year ended December 31,
		2012 (in $ millions)	2013 (in $ millions)
	Corporate and shared services [1]	(82)	(207)
	Financial activities	13	(12)
	Shipping and logistics	24	(29)
	Intragroup stock margin eliminations	216	(73)
	Depreciation and impairment	(50)	(50)
	Total adjustments to segment operating income and other	121	(371)

1	Includes primarily staff and other holding costs and results from shared service activities.

ArcelorMittal’s operating income for the year ended December 31, 2013 was $1.2 billion, as compared with an operating loss of $2.6 billion for the year ended December 31, 2012. The operating income in 2013 reflected $0.4 of fixed asset impairment charges and $0.6 billion of restructuring charges.

Operating income in the first nine months of 2013 ($1.2 billion) was lower than in the first nine months of 2012 (when it reached $2.1 billion), while the operating loss in the fourth quarter of 2013 ($36 million) was a significant improvement over the operating loss recorded in the fourth quarter of 2012 ($4.7 billion). The fourth quarter of 2013 was negatively affected by the above-mentioned impairment losses and restructuring charges for $0.7 billion while the full year of 2012 was negatively affected by a $4.3 billion impairment of goodwill and $1.3 billion of charges related to asset optimization ($0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

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

Operating income for the year ended December 31, 2013 included impairment losses of $444 million, which compared to impairment losses of $5,035 million for the year ended December 31, 2012. These impairment losses included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. ArcelorMittal also recognized impairment charges of $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively. The Company recorded an impairment loss of $55 million in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of $24 million relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of $41 million with respect to the subsidiaries included in this transaction (see Note 5 to ArcelorMittal’s consolidated financial statements for a breakdown of the impairment charges with respect to this sale and “—Critical Accounting Policies and Uses of Judgments and Estimates—Impairment of Tangible and Intangible Assets, including Goodwill”).

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

Operating income for the year ended December 31, 2013 was negatively affected by restructuring charges totaling $552 million primarily related to costs incurred for the long-term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and to social and environmental costs as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium.

Operating loss for the year ended December 31, 2012 was negatively impacted by the $4.3 billion impairment of goodwill in the European businesses and $1.3 billion charges related to asset optimization (of which $0.7 billion of fixed asset impairment charges and $0.6 billion of restructuring charges).

NAFTA

Operating income for the NAFTA segment amounted to $0.6 billion for the year ended December 31, 2013, compared to operating income of $1.2 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.4 billion for the second half of the year, compared to $0.2 billion in the first half. Operating income in the first half of 2013 was negatively affected by lower shipments following labor issues at Burns Harbor and operational incidents at Indiana Harbor East and West during the second quarter and positively affected by a $47 million fair valuation gain relating to DJ Galvanizing in Canada, a joint operation in which the Company acquired the remaining 50% interest held by the other joint operator.  The higher operating income in the second half of 2013 compared to the first half was largely driven by 5% higher volumes partly offset by lower average steel selling prices in particular in the third quarter.

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

Brazil

Operating income for the Brazil segment for the year ended December 31, 2013 was $1.2 billion compared to $0.6 billion for the year ended December 31, 2012. Operating income for the segment amounted to $0.7 billion for the second half of the year, compared to operating income of $0.5 billion in the first half of the year. Operating income improved by $0.6 billion in 2013 as compared to 2012 primarily due to a positive price cost squeeze and improved profitability in South America.

Europe

Operating loss for the Europe segment for the year ended December 31, 2013 was $1.0 billion compared to operating loss of $5.7 billion for the year ended December 31, 2012. Operating loss for the segment amounted to $0.7 billion for the second half of the year, compared to operating loss of $0.3 billion in the first half of the year. Despite the continuous difficult economic environment in Europe reflected in lower average steel selling prices in 2013 compared to 2012 (which represented a decrease of approximately €50/tonne for flat products), shipments increased by 2% in 2013 as a result of a mild pick-up in demand particularly in the second half of 2013. Excluding impairment and restructuring charges, gain on sale of carbon dioxide credits and unwinding of hedges on raw material purchases, operating income for the year improved by $0.4 billion reflecting higher shipment volumes and benefits from management gains and asset optimization.

Europe’s operating loss included restructuring costs amounting to $517 million, including $137 million of costs incurred for the long-term idling of the Florange liquid phase in ArcelorMittal Atlantique et Lorraine (including voluntary separation scheme costs, site rehabilitation / safeguarding  costs and take or pay obligations) and $354 million (including social and environmental costs) as a result of the agreed industrial and social plan for the finishing facilities at the Liège site of ArcelorMittal Belgium. These charges were partially offset by a reversal of provisions of $38 million in France and Spain following the revision of certain assumptions. Europe’s operating loss was reduced by a non-cash gain of $92 million corresponding to the final recycling of income relating to unwinding of hedges on raw material purchases.

Europe’s operating loss included also impairment charges of $86 million, of which was $55 million in connection with the long-term idling of the ArcelorMittal Tallinn galvanizing line in Estonia largely offset by the reversal of an impairment loss of $52 million at the Liège site of ArcelorMittal Belgium following the restart of the hot dip galvanizing line HDG5, $24 million primarily relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France and an impairment charge of $41 million with respect to the subsidiaries included in the agreed sale of certain steel cord assets in the US, Europe and Asia to the joint venture partner Kiswire Ltd.

Europe’s operating loss for the year ended December 31, 2012 mainly resulted from a $4,308 million ($2,493, $1,010 and $805 million for the former Flat Carbon Europe, Long Carbon Americas and Europe and Distribution Solutions segments, respectively) impairment charge of goodwill and $502 million impairment losses related to property, plant and equipment in the framework of asset optimization, including $130 million in respect of the long-term idling of the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine in France, $296 million with respect to the intention to permanently close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium and $61 million related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg. Impairment losses also included a charge of $222 million relating to facilities in Spain and North Africa in the Long Carbon Europe operating segment; in determining these expenses, the Company analyzed the recoverable amount of these facilities based on their value in use and determined that the recoverable amount from these facilities was less than their carrying amount. In addition, operating loss for the year ended December 31, 2012 was increased by restructuring costs amounting to $587 million as part of asset optimization, of which $231 million related to the closure of the primary facilities at the Liège site of ArcelorMittal Belgium and $64 million associated with separation schemes primarily relating to ArcelorMittal Poland. These charges were partially offset by a gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which will be re-invested in energy saving projects), a non-cash gain of $566 million relating to unwinding of hedges on raw material purchases and the $331 million gain on disposal of Skyline Steel.

ACIS

Operating loss for the ACIS segment for the year ended December 31, 2013 was $0.5 billion, compared to operating loss of $0.1 billion for the year ended December 31, 2012. Lower profitability in 2013 was primarily due to a negative price-cost squeeze, lower average steel selling prices, which declined 9% compared to 2012 and lower shipments (down 4% as compared to 2012). Operating loss for the segment amounted to $317 million for the second half of the year, compared to $140 million in the first half. Operating loss in the second half included a charge of $181 million related to the Thabazimbi mine in ArcelorMittal South Africa following the transfer of the operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. Operating loss for the first half of 2013 was increased by the impact of the fire that occurred in February at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident. The resulting operating loss net of insurance indemnification was estimated at $56 million.

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

Income (Loss) from Associates, Joint Ventures and Other Investments

ArcelorMittal recorded a loss of $442 million from associates, joint ventures and other investments for the year ended December 31, 2013, as compared with income from associates, joint ventures and other investments of $185 million for the year ended December 31, 2012. Loss for the year ended December 31, 2013 included impairment charges for a total amount of $422 million, of which $200 million related to the Company’s 47% stake in the associate China Oriental as a result of expectations regarding future performance. In addition, the Company recorded an impairment charge of $111 million relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. (with another impairment charge recorded in cost of sales in the Europe segment as described above and in Note 5 to ArcelorMittal’s consolidated financial statements).  Loss for the year ended December 31, 2013 also included an impairment charge of $111 million relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of $57 million following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. In addition, loss for the year ended December 31, 2013 included a $56 million expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of $45 million with respect to the sale of a 10% interest in Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) following the exercise of the first and second put options.

Income from associates, joint ventures and other investments for the year ended December 31, 2012 included a net gain of $101 million on the disposal of a 6.25% stake in Erdemir and an impairment loss of $185 million, reflecting the reduction of the carrying amount of the investment in Enovos to the net proceeds from the sale.

Financing Costs-Net

Net financing costs include net interest expense, revaluation of financial instruments, net foreign exchange income/expense (i.e., the net effects of transactions in a foreign currency other than the functional currency of a subsidiary) and other net financing costs (which mainly include bank fees, accretion of defined benefit obligations and other long-term liabilities). Net financing costs were slightly higher for the year ended December 31, 2013, at $3.1 billion, as compared with $2.9 billion for the year ended December 31, 2012.

Net interest expense (interest expense less interest income) was $1.8 billion for the year ended December 31, 2013 as compared to $1.9 billion for the year ended December 31, 2012. Interest expense was slightly lower for the year ended December 31, 2013 at $1.9 billion, compared to interest expense of $2.0 billion for the year ended December 31, 2012, primarily due to the positive effect of lower debt following the tender and repayment of bonds and privately placed notes at the end of June 2013, partly offset by step-ups in the interest rate payable on most of the Company’s outstanding bonds as a result of the Company’s rating downgrades in the second half of 2012. Interest income for the year ended December 31, 2013 amounted to $0.1 billion, compared to $0.2 billion for the year ended December 31, 2012.

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

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France, where the Company maintains a cash management system under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine, USA, and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2014, ArcelorMittal’s cash and cash equivalents, including restricted cash, amounted to $4.0 billion as compared to $6.2 billion as of December 31, 2013. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its credit facilities as of December 31, 2014 and 2013.

As of December 31, 2014, ArcelorMittal’s total debt, which includes long-term debt and short-term debt but excludes $0.1 billion of debt classified as held for sale, was $19.8 billion, compared to $22.3 billion as of December 31, 2013. Total debt decreased period-on-period due to the repayments of bonds and convertible bonds, partly offset by new bond issuances and bank debt.

Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $15.8 billion as of December 31, 2014, down from $16.1 billion at December 31, 2013. Net debt decreased as compared to prior period primarily due to cash flows from operating activities and disposal proceeds, partly offset by capital expenditures. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2014 was 35% as compared to 30% at December 31, 2013.

The margin applicable to ArcelorMittal’s principal credit facilities and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. Due to, among other things, the weak steel industry outlook and ArcelorMittal’s credit metrics and level of debt, Standard & Poor’s, Moody’s and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively, and Standard & Poor’s and Moody’s had ArcelorMittal’s credit rating on negative outlook. These downgrades triggered the interest rate “step-up” clauses in most of the Company’s outstanding bonds, resulting in an increased incremental interest expense of $98 million in 2014 and $87 million in 2013, compared to interest expense expected without downgrades. On February 3, 2015, Standard & Poor’s downgraded ArcelorMittal to BB with stable outlook resulting in another triggering of such interest rate “step-up” clauses. Moody’s currently has ArcelorMittal’s credit rating on negative outlook. In 2015, interest to be paid is expected to increase by $26 million due to such downgrade.

ArcelorMittal’s principal credit facilities, which are (i) the syndicated revolving credit facility maturing on March 18, 2016 (the “$3.6 Billion Facility”) and (ii) the syndicated revolving credit facility maturing on November 6, 2018 (the “$2.4 Billion Facility”), contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to one, whereas certain facilities have a ratio of 3.5 to one. As of December 31, 2014, the Company was in compliance with both ratios.

Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2014 and December 31, 2013.

As of December 31, 2014, ArcelorMittal had guaranteed approximately $1.4 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2014.

		Repayment Amounts per Year (in billions of $).
	Type of Indebtedness as of December 31, 2014	2015	2016	2017	2018	2019	>2019	Total
	Bonds	1.0	1.7	2.6	2.1	2.4	6.7	16.5
	Commercial paper[1]	0.1	-	-	-	-	-	0.1
	Other loans [2]	1.4	0.9	0.2	0.1	0.1	0.5	3.2
	Total Gross Debt	2.5	2.6	2.8	2.2	2.5	7.2	19.8

1	Commercial paper is expected to continue to be rolled over in the normal course of business.
2	Excludes $0.1 billion classified as held for sale.

The following table summarizes the amount of credit available as of December 31, 2014 under ArcelorMittal’s principal credit facilities:

Credit lines available	Facility Amount	Drawn	Available
$3.6 Billion Facility	$3.6	-	$3.6
$2.4 Billion Facility	$2.4	-	$2.4
Total committed lines	$6.0	-	$6.0

The average debt maturity of the Company was 6.3 years as of December 31, 2014, as compared to 6.2 years as of December 31, 2013.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2014, including the breakdown between fixed rate and variable rate debt, is set forth in Note 17 to the Consolidated Financial Statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in Note 18 to the Consolidated Financial Statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in Note 17 to the Consolidated Financial Statements.

Principal Credit Facilities

On March 18, 2011, ArcelorMittal entered into a $6 billion facility (now defined herein as the $3.6 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of December 31, 2014, the $3.6 Billion Facility remains fully available.

On May 6, 2010, ArcelorMittal entered into a $4 billion facility (now defined herein as the $2.4 Billion Facility), a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended from May 6, 2015 to November 6, 2018. As of December 31, 2014, the $2.4 Billion Facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”).

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of $300 million, maturing on December 20, 2016. The facility may be used by the Group for the general corporate purposes. Amounts repaid under this agreement may not be re-borrowed. As of December 31, 2014 the term loan facility was fully drawn.

2014 Financing Transactions

On January 17, 2014, ArcelorMittal extended the conversion date for the $1 billion privately placed mandatory convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank and is not listed. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes were redeemed for $657 million at a redemption price of 101% of the principal amount thereof, plus interest accrued.

On March 25, 2014, ArcelorMittal completed the offering of €750 million 3.00% Notes due March 25, 2019 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On April 1, 2014, at maturity, ArcelorMittal repaid its €1.25 billion 7.25% unsecured and unsubordinated Convertible Bonds.

On April 15, 2014, at maturity, ArcelorMittal repaid the remaining outstanding amount of $189 million of its $600 million 6.50% Senior Unsecured Notes. As a consequence of the repayment, the guarantee associated to the $600 million 6.50% Senior Unsecured Notes was terminated.

On May 15, 2014, at maturity, ArcelorMittal repaid its $800 million 5.00% unsecured and unsubordinated Convertible Senior Notes.

On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for $1.0 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

During the first half of 2014, ArcelorMittal entered into short-term committed bilateral credit facilities totaling approximately $0.9 billion. As of December 31, 2014, the facilities remain fully available.

On July 4, 2014, ArcelorMittal completed the offering of €600 million 2.875% Notes due July 6, 2020 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On July 15, 2014, ArcelorMittal repaid its €100 million 5.50% unsubordinated bonds at maturity.

On October 30, 2014, the Company redeemed its 9.0% Notes due February 15, 2015 and its 3.750% Notes due February 25, 2015 prior to their scheduled maturity for a total amount of $784 million and $510 million respectively, including premium and accrued interest.

On November 7, 2014, the Company repaid the remaining outstanding amount (€360 million) of its €500 million 4.625% unsecured bonds at maturity.

True Sale of Receivables (“TSR”) Programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,430 million as of December 31, 2014. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $5,368 million and $5,015 million, as of December 31, 2013 and 2014, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2012, 2013 and 2014 was $33.9 billion, $35.4 billion and $37.8 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 were $182 million, $172 million and $150 million, respectively.

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

On February 7, 2014, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share.  The dividend was approved by the shareholders at the annual general meeting of shareholders held on May 8, 2014, and the dividend was paid in full on July 15, 2014.

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share, subject to shareholders approval at the next annual shareholders’ meeting to be held on May 5, 2015. Subject to such approval, the dividend is expected to be paid on June 15, 2015.

ArcelorMittal held 11,018,413 shares in treasury as of December 31, 2014, as compared to 11,792,674 shares as of December 31, 2013.  As of December 31, 2014, the number of shares held by the Company in treasury represented approximately 0.66% of the Company’s total issued share capital.

Pension/OPEB liabilities

The net deficit of the obligation for employee benefits increased by $0.9 billion, from $8.7 billion as of December 31, 2013 to $9.6 billion as of December 31, 2014. The main effects for ArcelorMittal are related to the change in financial assumptions such as the decrease of discount rates used to calculate the pension, other post-employment benefits (“OPEB”) and early retirement obligations.

Sources and Uses of Cash

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table presents a summary of cash flow of ArcelorMittal:

	Summary of Cash Flow
(in $ millions)	Year ended December 31,
	2013	2014
Net cash provided by operating activities	4,296	3,870
Net cash used in investing activities	(2,877)	(3,077)
Net cash (used in) provided by financing activities	241	(2,750)

Net Cash Provided by Operating Activities

For the year ended December 31, 2014, net cash provided by operating activities decreased to $3.9 billion, as compared with $4.3 billion for the year ended December 31, 2013, mainly because of lower operating working capital release. The net cash provided by operating activities for the year ended December 31, 2014 was positively affected by a $0.4 billion decrease in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), including a $0.5 billion decrease in accounts receivable which was partially offset by a $0.1 billion increase in inventories. The decrease in accounts receivable was primarily related to a lower average number of rotation days (18 days as compared to 22 days) combined with lower sales and steel selling prices.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3.1 billion for the year ended December 31, 2014 as compared to $2.9 billion for the year ended December 31, 2013. This increase is mainly related to capital expenditure which amounted to $3.7 billion for the year ended December 31, 2014 as compared to $3.5 billion for the year ended December 31, 2013. Capital expenditures in 2014 were mainly related to blast furnace relining in South Africa, Ukraine, Kazakhstan and the US. Net inflows from other investing activities amounted to $0.6 billion, including an inflow of  $0.6 billion relating to various disposals ($144 million from the sale of the Company’s 78% stake in ATIC, preliminary proceeds of $39 million for the sale of the steel cord business, $49 million relating to the sale of Circuit Foil and $389 million related to proceeds from the sale of the Company’s 50% interest in Gallatin) and $133 million of proceeds from the exercise of the second and third put option in Hunan Valin shares (cash proceeds from the fourth put option will be received in 2015). In addition, net inflows from other investing included an outflow of $258 million relating to the acquisition of a 50% interest in Calvert. In 2014, capital expenditure of $3.7 billion included $2.8 billion related to maintenance (including health and safety investments) and $0.9 billion dedicated to growth projects mainly in Mining. In 2013, capital expenditure of $3.5 billion included $2.4 billion related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining. In 2015, capital expenditure is expected to be approximately $3.4 billion. The Company continues to focus primarily on core growth capital expenditure in its franchise businesses. While most planned steel investments remain suspended, the Company has selectively restarted some of its capital expenditure projects to support the development of franchise steel businesses, in particular Phase 1 of the expansion project in Monlevade (Brazil) focusing on downstream facilities and was restarted in the second quarter of 2013. The Phase 2 expansion of the Liberian mining operation involving the construction of a concentrator, among other things, is delayed due to the evolving situation of the Ebola virus outbreak in West Africa. The Company will issue a new timing forecast as soon as available.

 ArcelorMittal’s major capital expenditures in the year ended December 31, 2014 included the following major projects: Liberia greenfield mining project; capacity expansion in finished products, wire rod production expansion in Monlevade; rebar and meltshop expansion in Juiz de Fora; construction of a new rolling mill in Acindar and construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco. See “Item 4.D—Property, Plant and Equipment—Capital Expenditure Projects” for a summary of these and other projects.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was $2.8 billion for the year ended December 31, 2014, as compared to net cash provided by financing activities of $0.2 billion in 2013. The increase in cash used in financing activities was primarily due to payments of $6.5 billion including a  €360 million bond repayment, a $136 million bond repayment, €1.25 billion for the 7.25% convertible bonds due April 1, 2014, $800 million for the 5.00% convertible bonds due May 15, 2014, redeemed subordinated perpetual capital securities for $657 million and $1.25 billion for the early redemption of the 9% Notes due February 15, 2015 and the 3.75% Notes due February 25, 2015. These payments were partly offset by the receipts of $4.3 billion, including $1.0 billion financing, proceeds from the issuance of €750 million 3.00% Notes due March 25, 2019, $805 million from the issuance of €600 million 2.875% Notes due July 6, 2020 under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and proceeds from a new 3-year $300 million financing provided by EDC (Export Development Canada).

Dividends paid during the year ended December 31, 2014 were $0.5 billion, including $328 million paid to ArcelorMittal shareholders, $22 million paid to holders of subordinated perpetual capital securities and $108 million paid to non-controlling shareholders in subsidiaries. Dividends paid in the year ended December 31, 2013 were $0.4 billion.

Equity

Equity attributable to the equity holders of the parent decreased to $42.1 billion at December 31, 2014, as compared to $49.8 billion at December 31, 2013, primarily due to a $4.7 billion decrease in the foreign exchange translation reserve as a result of the depreciation of most currencies against the US dollar, $1.4 billion of recognized actuarial losses, the redemption of subordinated perpetual capital securities for $0.7 billion, the net loss attributable to the equity holders of the parent of  $1.1 billion and dividend payments of $0.3 billion. See Note 19 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2014.

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

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2012, 2013 and 2014 amounted to $285 million, $270 million and $259 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and Financial Review and Prospects—Key Factors Affecting Results of Operations”.

Outlook

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to increase by approximately 1.5% to 2.0% in 2015. ArcelorMittal expects the pick-up in European manufacturing activity to continue and support ASC growth of approximately 1.5% to 2.5% in 2015 (versus growth of 3.4% in 2014). Driven by robust underlying steel demand and significant restocking, ASC in the United States grew by 10% in 2014. Whilst underlying demand continues to expand, due to the absence of a further inventory build in 2015, ASC in the United States is expected to be similar, or up to 1% below 2014 levels. Following a 6% decline in 2014, Brazil ASC is expected to grow by 1% to 2% in 2015. In China, we see signs of stabilization due to the government’s targeted stimulus, and expect steel demand growth in the range of 1.5% to 2.5% for 2015. While risks remain in the global demand picture, given ArcelorMittal’s specific geographical and end market exposures, the Company expects its steel shipments to increase further in 2015 as compared to 2014.

Overall, steel markets continue to grow, in particular for our high value-added products; a forecast 4-5% increase in shipment volumes (approximately half of which follows the Newcastle reline completion and full year impact of the restart of BF#3 in Tubarao, Brazil) together with improved cost performance are expected to offset the impact of lower transaction prices and the impacts of translation.

In the context of the current market conditions for the mining operations, more than one-third of the impact of lower iron ore prices on mining revenues is expected to be offset by improved cost performance including the benefits of foreign exchange, energy and freight as well as higher volumes.

Additionally, the Company expects net interest expense to decline to approximately $1.4 billion and capital expenditure to decline to approximately $3.4 billion in 2015.

While net debt is expected to follow a normal seasonal pattern, overall progress towards the medium term net debt target of $15 billion is anticipated during the course of 2015.

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

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2014, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2014, various long-term obligations that will become due in 2015 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2014, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations—scheduled repayments—Note 17 to the ArcelorMittal Consolidated Financial Statements	19,797	2,522	5,428	4,712	7,135
Operating Lease Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	1,662	334	516	378	434
Environmental Commitments and asset retirement obligations—Note 22 and Note 26 to the ArcelorMittal Consolidated Financial Statements [1]	1,160	87	251	152	670
Purchase Obligations—Note 24 to the ArcelorMittal Consolidated Financial Statements	22,250	7,100	5,881	4,297	4,972
Funding Contribution to the pension and post-employment plans [2]	627	627
Scheduled interest payments [3]	9,151	1,343	2,090	1,341	4,377
Other Long-Term Liabilities	417	-	255	29	133
Acquisition/Investment Commitments—Note 24 to the ArcelorMittal Consolidated Financial Statements	933	652	281	-	-
Total	55,997	12,665	14,702	10,909	17,721

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

3                     On February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating. As a result of this downgrade, interest to be paid in 2015 will increase from that shown in the table by $26 million.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2014. Also included are liabilities related to environmental matters, which are further discussed in Note 26 to ArcelorMittal’s consolidated financial statements. For further details on commitments, please refer to Note 24 to ArcelorMittal’s consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM  6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has seven independent directors on its 11-member Board of Directors. The Board’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) are each comprised exclusively of independent directors. In addition, half of the Risk Management Committee is comprised of independent directors.

The annual general meeting of shareholders on May 8, 2014 acknowledged the expiration of the terms of office of Mr. Lakshmi N. Mittal, Mr. Lewis B. Kaden, Mr. Antoine Spillmann, Mr. Bruno Lafont and HRH Prince Guillaume of Luxembourg.

At the same meeting, the shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Lewis B. Kaden, Mr. Antoine Spillmann and Mr. Bruno Lafont and elected Mr. Michel Wurth for a new term of three years each.

The Board of Directors is composed of 11 directors, of which 10 are non-executive directors and seven are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.

Mr. Lewis B. Kaden is the Lead Independent Director. In the most recent assessment of the Company’s leadership structure, the ARCG Committee reviewed the key duties and responsibilities of the Company’s Chairman and Chief Executive Officer and its Lead Independent Director as follows:

Chairman	Lead Independent Director
* Chairs the Board of Directors and shareholders’ meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and review schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the Group Management Board (the “GMB”) of the Company and frequently meets stakeholders and provide feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

No member of the Board of Directors, including the executive director, has entered into any service contract with ArcelorMittal or any of its subsidiaries providing for benefits upon the end of his or her service on the Board of Directors. All non-executive Directors of the Company signed an Appointment Letter with the Company, which confirms the conditions of their appointment including compliance with a non-compete provision, the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Company’s Code of Business Conduct.

The members of the Board of Directors are set out below:

	Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	64	May 1997	May 2017	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 2 4	72	April 2005	May 2017	Lead Independent Director
	Vanisha Mittal Bhatia	34	December 2004	May 2016	Director
	Narayanan Vaghul1 2 4	78	July 1997	May 2015	Director
	Wilbur L. Ross1 4	77	April 2005	May 2015	Director
	Jeannot Krecké[3]	64	January 2010	May 2016	Director
	Antoine Spillmann1 3 4	51	October 2006	May 2017	Director
	Suzanne P. Nimocks2 3 4	55	January 2011	May 2016	Director
	Bruno Lafont1 4	58	May 2011	May 2017	Director
	Tye Burt3 4	57	May 2012	May 2015	Director
	Michel Wurth	60	May 2014	May 2017	Director

1	Member of the Audit Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Member of the Risk Management Committee.
4	Non-executive and independent director.
5	Age as of December 31, 2014.
6	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

On November 6, 2014, the Board of Directors authorized the transfer of ArcelorMittal’s registered office from 19, avenue de la Liberté, L-2930 to 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 64, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and Airbus N.V (previously EADS NV). He is a member of the Foreign Investment Council in Kazakhstan, the World Economic Forum’s International Business Council and the World Steel Association’s Executive Committee. He also sits on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s steel producer at the time. In 2006, he orchestrated Mittal Steel and Arcelor’s merger to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia. Mr. Mittal is a citizen of India.

Lewis B. Kaden, 72, Lead Independent Director of ArcelorMittal and chairman of the Appointments, Remuneration and Corporate Governance Committee. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Senior Adviser of TGG Group, the John Harvey Gregory Lecturer on World Organization at Harvard University. Mr. Kaden was Vice Chairman of Citigroup between 2005 and 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and of the Trilateral Commission being a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. He is also a Senior Fellow of the Moussavar - Rahmani Center on Business and Government at the Harvard Kennedy School of Government and Senior Fellow of the Program on Corporate Governance and the Center on the Legal Profession at Harvard Law School. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 34, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004.  She has a Bachelor of Arts degree in Business Administration from the European Business School and a Master’s in South Asian studies from the School of Oriental and African Studies, University of London. She has worked at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH, an Internet-based venture capital fund, within the procurement department of Mittal Steel, in charge of a cost-cutting project, and is currently Head of Strategy for Aperam, a leading maker of stainless steel. She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Bhatia is a citizen of India.

Narayanan Vaghul, 78, is non-executive and independent Director of ArcelorMittal as well as a member of the Audit and Appointments, Remuneration and Corporate Governance Committees.  He has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University and a Board member of Mahindra & Mahindra. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 77, is a non-executive and independent Director of ArcelorMittal and a member of the Audit Committee.  He is the Chairman and Chief Strategy Officer of WL Ross and Co. LLC which through intermediate holding companies is ultimately a wholly owned subsidiary of Invesco Ltd. Mr.Ross has been Chairman of WL Ross and Co. LLC since April 2000. Mr. Ross is also the Chairman of WL Ross Holding Corporation which is listed on NASDAQ and of Diamond S Shipping, which is unlisted. He is Vice Chairman of the Bank of Cyprus which is listed on the Cyprus and Athens Stock Exchanges and is a Director of Sunbancorp, which is listed on NASDAQ and of Exco, which is listed on the New York Stock Exchange. Mr. Ross has a number of non-profit affiliations. He is on the Board of the Yale School of Management and the Harvard Business School Dean's Advisory Board. Mr. Ross is Chairman of the Japan Society and of the Economic Studies Council of the Brookings Institution, of which he is also a Trustee. He is the President of the American Friends of the Magritte Museum and a member of the International Council of the Musée des Arts Décoratifs. He also is a Trustee of the Palm Beach Retirement Funds, the Palm Beach Preservation Foundation and the Palm Beach Civic Association. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 64, is a non-independent Director of ArcelorMittal and a member of the Risk Committee. He started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled in various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration as well as in the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services and a Strategic adviser to GENII-Capital. He is a member of the boards of JSFC Sistema, of East West United Bank, of China Construction Bank Europe, of Calzedonia Finanziara S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 51, is a non-executive and independent Director of ArcelorMittal and a member of the Audit and Risk Committees. He is the CEO and executive partner at the firm Bruellan Wealth Management; one of Switzerland’s leading independent asset management companies based in Geneva, Switzerland. He spends most of his time defending the rights of shareholders and investors in quoted companies in Switzerland. He served for 5 years as vice-president of the Swiss association of asset managers.  Mr. Spillmann is also a non-independent board member of Bondpartners SA (“BPL”), Lechanche SA and Sibelco Switzerland AG. BPL is a Swiss financial services company founded in 1972, authorized under the law to trade securities and controlled by the Swiss Financial Market Supervisory Authority (FINMA). BPL is also a member of the Swiss Bankers Association, member of the International Capital Market Association and associated member of the Swiss Stock Exchange and is quoted on the SIX Stock Exchange. Leclanché is a 100 years old Swiss company that develops and produces energy storage systems using large-format lithium-ion-cells. The firm is also quoted on the SIX Stock Exchange. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a citizen of Switzerland.

Suzanne P. Nimocks, 55, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance and Risk Committees. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation, Rowan Companies Plc, and Owens Corning, all listed companies, and Axip Energy Services (former Valerus), a private company. Encana is a major natural gas exploration and production company, Rowan Companies provides drilling services for the oil and gas industry, Owens Corning is a manufacturer of building products, and Axip Energy Services provides services for oil and gas production. In the non-profit sector, she chairs the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital.  Mrs. Nimocks is a citizen of the United States of America.

Bruno Lafont, 58, is a non-executive and independent Director of ArcelorMittal and a member of the Audit Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer since January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the ERT (European Roundtable of Industrialists) and the Sustainable Development Commission of the MEDEF (Mouvement des Entreprises de France), the French Employers Association. He is also a Special Adviser to the Mayor of Chongqing (China) and a Board Member of EDF. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 57, is a non-executive and independent Director of ArcelorMittal as well as a member of the Risk Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chairman of Urthecast Corp., a small Canadian TSX-listed company in the aerospace technology business. The Company is focused on the business of streaming colour images of the Earth from the International Space Station. He is also the Chair and Principal at Carbon Arc Capital Investments Corp. and the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Michel Wurth, 60,   is a non-independent Director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide, respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a law degree from the University of Grenoble, France, and a degree in political science from the Institut d’Études Politiques de Grenoble as well as a master’s in economics from the London School of Economics, UK. Michel Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Michel Wurth has served as Chairman of the Luxembourg Chamber of Commerce since 2004. He is also non-executive Chairman of Paul Wurth S.A. and of BIP Investment Partners and non-executive Director of BGL BNP Paribas S.A., of SMS Group and of Brasserie Nationale. Paul Wurth S.A. is controlled by SMS Group, a leading equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners is a Luxembourg based company, mainly invested in private equity, BGL BNP Paribas is a Luxembourg bank, majority owned BNP of France and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is a citizen of Luxembourg.

Senior Management

ArcelorMittal’s senior executive management is comprised of the members of the Group Management Board (“GMB”). As of December 31, 2014, the GMB comprised the following members:

	Name[2]	Age[1]	Position
	Lakshmi N. Mittal	64	Chairman and Chief Executive Officer of ArcelorMittal with additional responsibility for Mining
	Davinder Chugh	58	Chief Executive Officer of ArcelorMittal Africa and CIS, responsible for Algeria, Kazakhstan, South Africa and Ukraine
	Sudhir Maheshwari	51	Chief Executive Officer of ArcelorMittal India and China with additional responsibility for Corporate Finance, M&A, Risk Management
	Aditya Mittal	38	Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
	Lou Schorsch	65	Chief Executive Officer of ArcelorMittal Americas, with additional responsibility for corporate activities (Strategy, Technology, R&D, Global Automotive and Commercial co-ordination)
	Gonzalo Urquijo	53	Responsible for Tubular Products and Head of Health and Safety and Corporate Affairs (Government Affairs, Corporate Responsibility and Communication)

1	Age as of December 31, 2014.
2	Mr. Wurth retired in April 2014.

In October 2014, ArcelorMittal announced that Sudhir Maheshwari will be leaving the Company to pursue other opportunities effective March 31, 2015.

Also, in October 2014, ArcelorMittal announced that Mr. Gonzalo Urquijo would become an advisor to Mr. Laskhmi N. Mittal effective January 1, 2015.

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

Lakshmi N. Mittal (See “–Board of Directors”).

Davinder Chugh, 58, is CEO of ArcelorMittal Africa and CIS, member of the GMB responsible for Algeria, Kazakhstan, South Africa and Ukraine. He has over three decades of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. He is currently Chief Executive Officer of ArcelorMittal Africa and CIS, responsible for Algeria, Kazakhstan, South Africa and Ukraine. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services since 2013. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh worked in South Africa from 2002 following the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Between 1995, when he joined Mittal Steel and 1999, he worked as general manager (purchasing) of Hamburg Steel Works and as general manager (purchasing) of Mittal Steel Germany. Prior to joining Mittal Steel, he held senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA.  Mr. Chugh is a citizen of India and as of November 2013 Mr. Chugh became a citizen of United Kingdom.

Sudhir Maheshwari, 51,  is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 25 years’ experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger, and turnaround and integration activities thereof. He also plays key leading roles in various corporate finance functions and funding and capital market transactions. This includes the award-winning refinancing of the company’s debt in 2009 as well as the initial public offering in 1997. Over a 24-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of Directors of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India. Mr. Maheshwari is a citizen of India.

Aditya Mittal, 38,  Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonnes plus steel company. In

2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization and a Board member at the Wharton School. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Lou Schorsch, 65, was elected to the GMB in May 2011. Prior to this appointment he had been President and Chief Executive Officer of Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become CEO of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Mr. Schorsch is a citizen of the United States of America.

Gonzalo Urquijo, 53,  previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was CFO of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as CFO and later co-CEO. Mr. Urquijo is a director of Aperam. He is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid. Mr. Urquijo is a citizen of Spain.

B.    Compensation

Board of Directors

Directors’ fees

The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 8, 2014 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive Directors for the 2013 financial year, based on the following annual fees:

•         Basic director’s remuneration: €134,000 ($184,799);

•         Lead Independent Director’s remuneration: €189,000 ($260,650);

•         Additional remuneration for the Chair of the Audit Committee: €26,000 ($35,856);

•         Additional remuneration for the other Audit Committee members: €16,000 ($22,065);

•         Additional remuneration for the Chairs of the other committees: €15,000 ($20,686); and

•         Additional remuneration for the members of the other committees: €10,000 ($13,791).

The total annual remuneration of the members of the Board of Directors paid in 2013 and 2014 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except Long-term incentives information)	2013	2014
	Base salary[1]	$1,760	$1,852
	Director fees	$2,119	$2,153
	Short-term performance-related bonus[1]	$530	$1,916
	Long-term incentives [2]	150,576	128,758

1	Chairman and Chief Executive Officer only. Slight differences between the years are possible, due to foreign currency effects.
2	PSUs were granted in 2013 and 2014; see “Item 6.B—Directors, Senior Management and Employees—Compensation—Remuneration Framework—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”

The annual remuneration paid for 2013 and 2014 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2013	2014	2013	2014
	(Amounts in $ thousands except share information)	2013[1]	2014[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of PSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	$1,760	$1,852	$530	$1,916	150,576	128,758
	Vanisha Mittal Bhatia	184	185	—	—	—	—
	Narayanan Vaghul	233	235	—	—	—	—
	Suzanne P. Nimocks	206	213	—	—	—	—
	Wilbur L. Ross, Jr.	206	207	—	—	—	—
	Lewis B. Kaden	280	281	—	—	—	—
	Bruno Lafont	206	207	—	—	—	—
	Tye Burt	184	199	—	—	—	—
	Antoine Spillmann	226	228	—	—	—	—
	HRH Prince Guillaume de Luxembourg	197	199	—	—	—	—
	Jeannot Krecké	197	199	—	—	—	—
	Michel Wurth[2]	—	—	—	—	—	—
	Total	$3,879	$4,005	$530	$1,916	150,576	128,758

1

Remuneration for non-executive Directors with respect to 2013 (paid after shareholder approval at the annual general meeting held on May 8, 2014) is included in the 2013 column. Remuneration for non-executive Directors with respect to 2014 (subject to shareholder approval at the annual general meeting to be held on May 5, 2015) will be paid in 2015 and is included in the 2014 column. Slight differences between the years are possible, due to foreign currency effects.

2

Mr. Wurth was elected to ArcelorMittal’s Board of Directors on May 8, 2014, prior to which he was a member of the Group Management Board and Chairman of ArcelorMittal Luxembourg. Mr. Wurth was compensated as a member of Senior Management in 2014 until his appointment to the Board and as a Director since then. The table above relates solely to compensation received by Mr. Wurth while a Director. Compensation received by Mr. Wurth in 2014 prior becoming a Director is included in the aggregate amounts disclosed below for Senior Management. Since his appointment to the Board, considering in particular his role as Chairman of ArcelorMittal Luxembourg and as Stellv. Aufsichtsratsvorsitzer of DHS, Mr. Wurth continues to benefit from a company car for a monthly cost of $1,800.

As of December 31, 2014, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and Chief Executive Officer, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted to the Chairman and Chief Executive Officer, who is the sole executive director on the Board of Directors, as of December 31, 2014.

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	100,000	100,000	60,000	60,000	60,000	56,500	436,500	$41.75
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$41.75
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		RSUs granted in 2011[2]	PSUs granted in 2012	PSUs granted in 2013	PSUs granted in 2014
	Lakshmi N. Mittal	12,500	7,500	150,576	128,758
	Term (in years)	3	3	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015	June 28, 2016	June 27, 2017

1	See “Item 6.B—Directors, Senior Management and Employees—Compensation—Remuneration Framework—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”, for vesting conditions.
2	RSU's granted in 2011 have vested in 2014 and shares have been transferred to the CEO's security account.

Remuneration of Senior Management

The total remuneration paid in 2014 to members of ArcelorMittal’s senior management listed in “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management” (including Mr. Lakshmi N. Mittal in his capacity as Chief Executive Officer) was $9.1 million in base salary and other benefits paid in cash (such as health insurance, lunch allowances, financial services, gasoline and car allowance) and $8.3 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2013 results.

During 2014, approximately $850,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2014, and no such loans or advances were outstanding as of December 31, 2014.

The following table shows the remuneration received by the Chief Executive Officer and the GMB members as determined by the ARCG Committee in relation to 2014 and 2013, including all remuneration components.

			Chief Executive Officer		Other GMB Members
	(Amounts in $ thousands except for Long-term incentives)		2013	2014	2013[6]	2014[5]
	Base salary[1]		1,760	1,852	7,824	7,023
	Retirement benefits		-	-	780	837
	Other benefits[2]		38	41	165	178
	Short-term incentives[3]		530	1,916	5,328	6,402
	Long-term incentives	- fair value in $ thousands[4]	2,500	2,169	7,976	12,038
		- number of share units	150,576	128,758	480,501	714,618

1

No increase in base salary in 2014 for the Chief Executive Office and for the GMB members remaining in the same roles. Base salaries have been reviewed for GMB members appointed in an enlarged role. Slight differences between the years are possible, due to foreign currency effects.

2

Other benefits comprise benefits paid in cash such as health insurance and other insurances, lunch allowances, financial services, gasoline and car allowances. Benefits in kind such as company car ($76,000 in 2014) and tax returns not included.

3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the RSUs/PSUs granted to the Chief Executive Officer and other GMB members was $2.3 million and $6.9 million for the years ended December 31, 2013 and 2014, respectively.

5	Mr. Michel Wurth is included until his retirement in April 2014.
6	Mr. Peter Kukielski is included until his resignation on August 3, 2013.

The Company allocated 2014 remuneration according to the following timeline:

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

Remuneration Policy

Board Oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of the Company and its shareholders. It is therefore critical that the Board of Directors remain independent of management when making decisions affecting remuneration of the Chief Executive Officer and his direct reports.

To this end, the Board of Directors has established the ARCG Committee to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are required to be independent under the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The members have relevant expertise or experience relating to the purposes of the ARCG Committee. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

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

•         make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the GMB and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/stock options), any perquisites and benefits in kind and pension contributions.

The ARCG Committee met five times in 2014. Its members comprise Mr. Lewis Kaden (Chairman), Mr. Narayanan Vaghul and Ms. Suzanne Nimocks. Regular invitees include Mr. Lakshmi N. Mittal (Chief Executive Officer and Chairman) and Mr. Henri Blaffart (Head of Group Human Resources). Mr. Henk Scheffer (Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARGC Committee. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each ARCG Committee meeting.

Remuneration Strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following group of senior management:

•         the Chief Executive Officer; and

•         the other members of the GMB

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

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options (prior to May 2011), RSUs (after May 2011) and PSUs (after May 2011).

A grant of PSUs to members of the GMB pursuant to the GMB Performance Share Unit Plan (“GMB PSU Plan”) approved in the Annual General Meeting held on May 8, 2014 was made in June, 2014.

The Company does not have any deferred compensation plans for senior management, including the Chairman and CEO.

Fixed Annual Salary

Base salary levels are reviewed annually and compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels.

Short-Term Incentives

Annual Performance Bonus Plan

ArcelorMittal has a short-term incentive plan consisting of a performance-based bonus plan.  Bonus calculations for each employee reflect the performance of the ArcelorMittal group as a whole and /or the performance of the relevant business units, the achievement of objectives specific to the department and the individual employee’s overall performance.

The calculation of ArcelorMittal’s 2014 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

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

For the Chief Executive Officer and the other members of the GMB, the 2014 bonus formula is based on:

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

Performance below threshold will result in zero performance bonus payout.

The achievement level of performance for performance bonus is summarized as follow:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Chief Executive Officer	50% of base pay	100% of base pay	150% of base pay
Other GMB members	40% of base pay	80% of base pay	120% of base pay

Individual performance and assessment ratings define the individual bonus multiplier that will be applied to the performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the performance bonus pay-out to be higher than 150% of the target bonus, up to 225% of target bonus being the absolute maximum for the Chief Executive Officer. Similarly, a reduction factor will be applied for those at the lower end.

The principles of the performance bonus plan, with different weights for performance measures and different levels of target bonuses, are applicable to approximately 2,000 employees worldwide.

In exceptional cases, there are some entitlements to a retention bonus or a business specific bonus.

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. The achievement of the 2013 Performance Bonus Plan with respect to senior management and paid out in May 2014 was as follows:

2013 Measures	% Weighting for Chief Executive Officer and GMB members	Assessment
EBITDA	60%	Incentive attributable to this metric as the assessment was at target
FCF	20%	Incentive attributable to this metric as the assessment was at the ceiling
Health and Safety	20%	Incentive attributable to this metric as the assessment was below threshold

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

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2014 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2014 annual general shareholders’ meeting to the May 2015 annual general shareholders’ meeting, a maximum of 5,000,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

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

In September 2011, the Company made a grant of 1,303,515 RSUs to a total of 772 eligible employees; in March 2013, the Company made a grant of 1,071,190 RSUs to a total of 681 eligible employees; in September 2013, the Company made a grant of 1,065,415 RSUs to a total of 682 eligible employees; and in December 2014 the Company made a grant of 1,173,910 to 620 eligible employees.

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

In March 2012, the Company made a grant of 267,165 PSUs to a total of 118 eligible employees; in March 2013, the Company made a grant of 182,970 PSUs to a total of 94 eligible employees; in September 2013, the Company made a grant of 504,075 PSUs to a total of 384 eligible employees and in December 2014, the Company made a grant of 979,870 to a total of 353 eligible employees.

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and a strategic measure which was total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment until the 2013 grant. As from

2014, most of the Steel Business Units have kept only ROCE as a performance measure and the Mining segment continued with ROCE and mining volume plan. Each performance measure has a weighting of 50%. In case the level of achievement of performance is below threshold, there is no vesting, and the rights are automatically forfeited.

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

The members of the GMB including the Chief Executive Officer will be eligible for PSU grants. The GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the ArcelorMittal group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for other GMB members. Each PSU may give the right to up to two shares of the Company, and each PSU from the 2014 grant may convey the right to up to one and a half shares.

 In June 2013, the Company made a grant of 631,077 PSUs under the GMB PSU Plan to a total of seven eligible GMB members and in June 2014, the Company made a grant of 843,376 PSUs under the GMB PSU to a total of 6 eligible GMB members.

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

• For 25% of PSUs, performance is compared to the peer group. The percentage of PSUs vesting will be 50% for achieving 80% of the median TSR, 100% for achieving the median TSR and 150% for achieving 120% of the median TSR.

• For 25% of PSUs, performance is compared to the S&P 500 index. The percentage of PSUs vesting will be 50% for achieving performance equal to 80% of the index, 100% for achieving a performance equal to the index and 150% for achieving a performance equal to index plus an outperformance of 2%.

The other 50% of the criteria to be met to trigger vesting of the PSUs is based on the development of Earnings Per Share (EPS), defined as the amount of earnings per share outstanding compared to a peer group of companies. The percentage of PSUs vesting will be 50% for achievement of 80% of the median EPS, 100% for achieving the median EPS and 150% for achieving 120% of the median EPS.

The allocation of PSUs to eligible GMB members is reviewed by the ARCG Committee of the Board of Directors, which is comprised of three independent directors, and which makes a proposal and recommendation to the full Board of Directors. The vesting criteria of the PSUs are also monitored by the ARCG Committee. The Company will report in its annual reports on the progress of meeting the vesting criteria on each grant anniversary date as well as on the applicable peer group.

The table below lists the applicable peer group of companies for the GMB PSU Plan. The peer group have been selected by the Board of Directors based on industry classification, size (limited to companies not smaller than approximately one quarter of ArcelorMittal’s market capitalization – except US Steel, Jindal Steel & Power and Steel Authority of India which have a market capitalization of below 25 % of ArcelorMittal’s market capitalization) and on correlation of TSR performance over the prior three years in order to identify whether this peer group of companies is appropriate from a statistical viewpoint.

Company	Market Cap ($m) at January 1, 2014	Category
ARCELORMITTAL	29 765	Steel Producers
ALCOA	11 426	Other Miners/Producers
ANGLO AMERICAN	30 480	Other Miners/Producers
ANTOFAGASTA	13 454	Other Miners/Producers
BHP BILITON	174 537	Iron Ore Miners/Producers
CAMECO	8 203	Other Miners/Producers
CHINA STEEL	14 029	Steel Producers
FORTESCUE METALS GROUP	16 213	Iron Ore Miners/Producers
GMEXICO	25 696	Other Miners/Producers
JFE HOLDINGS	14 627	Steel Manufacturers
JINDAL STEEL & POWER	3 919	Steel Manufacturers
KUMBA IRON ORE	13 637	Iron Ore Miners/Producers
MMC NORILSK NICKEL	26 000	Other Miners/Producers
NIPPON STEEL & SUMITOMO METAL	31 827	Steel Manufacturers
NOVOLIPETSK STEEL	10 064	Steel Producers
NUCOR	16 986	Steel Manufacturers
POSCO	26 973	Steel Producers
RIO TINTO	106 354	Iron Ore Miners/Producers
SEVERSTAL	8 145	Steel Producers
SIDERUGICA NACIONAL ON	8 887	Steel Producers
SOUTHERN COPPER	23 981	Other Miners/Producers
STEEL AUTHORITY OF INDIA	4 878	Steel Producers
TENARIS	25 833	Steel Manufacturers
THYSSENKRUPP	13 827	Steel Manufacturers
UNITED STATES STEEL	4 268	Steel Producers
VALE PNA	78 547	Iron Ore Miners/Producers

Share unit plan activity is summarized below as of and for each of the years ended December 31, 2013 and 2014:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2011	1,303,515	$14.45	–	–
Granted	–		267,165	16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03
Granted	1,173,910	10.28	1,823,246	13.32
Exited	(777,252)	14.43	–	–
Forfeited	(230,718)	13.27	(90,215)	14.27
Outstanding, December 31, 2014	3,409,606	12.06	3,260,178	14.10

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2014:

Share units outstanding
Fair value per share	Number of shares	Shares exited	Maturity
$16.87	190,275	-	March 30, 2015
16.60	631,077	-	June 28, 2016
14.45	294,416	785,377	September 29, 2014
13.17	463,750	-	September 27, 2016
13.17	993,650	2,256	September 27, 2016
12.37	947,630	5,194	March 29, 2016
12.37	151,830	-	March 29, 2016
10.28	979,870	-	December 17, 2017
10.28	1,173,910	-	December 17, 2017
16.85	843,376	-	June 27, 2017
$16.87 - $10.28	6,669,784	792,827

For RSUs and PSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions.

The remuneration expense recognized for the RSUs granted under the ArcelorMittal Equity Incentive Plan was $10 million and $13 million for the years ended December 31, 2013 and 2014, respectively. The remuneration expense recognized for the PSUs granted under the ArcelorMittal Equity Incentive Plan and GMB PSU Plan was $4 million and $11 million for the years ended December 31, 2013 and 2014, respectively.

Global Stock Option Plan

Prior to the adoption in 2011 of the ArcelorMittal Equity Incentive Plan described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittalShares plan that expired in 2009), ArcelorMittal could grant options to purchase ordinary shares to senior management of ArcelorMittal and its associates for up to 100,000,000 ordinary shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of ten years. Options are granted at the discretion of ArcelorMittal’s ARCG Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total upon the death, disability or retirement of the participant.

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

No options have been granted since 2010, although RSUs and PSUs were granted (see “Item 6.B—Directors, Senior Management and Employees—Compensation—Long-Term Incentives: Equity Based Incentives (Share Unit Plans)”).

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

The remuneration expense recognized for stock option plans was $25 million and $5 million for each of the years ended December 31, 2012 and 2013, respectively. There was no remuneration expense recognized for stock option plans in 2014.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2012, 2013 and 2014:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2011	27,670,222	$2.15 – $78.44	$48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Expired	(1,486,360)	27.31– 78.44	48.96
Outstanding, December 31, 2014	20,077,266	21.14 – 78.44	48.26

Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14
Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Exercisable, December 31, 2014	20,077,266	21.14 – 78.44	48.26

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2014:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	4,682,450	3.60	4,682,450	August 5, 2018
70.81	13,000	2.95	13,000	December 11, 2017
61.09	3,427,335	2.59	3,427,335	August 2, 2017
36.38	4,533,900	4.60	4,533,900	August 4, 2019
32.07	1,702,023	1.67	1,702,023	September 1, 2016
30.66	4,682,650	5.60	4,682,650	August 3, 2020
27.31	1,033,323	0.65	1,033,323	August 23, 2015
21.14	2,585	3.87	2,585	November 10, 2018
$21.14 - $78.44	20,077,266	3.81	20,077,266

Performance Consideration

Remuneration Mix

The target total remuneration of the Chief Executive Officer and the GMB is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the Chief Executive Officer and the GMB, are applicable for 2014. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

C.     Board Practices/Corporate Governance

This section describes the corporate governance practices of ArcelorMittal.

Board of Directors and Group Management Board

ArcelorMittal is governed by a Board of Directors and managed by a GMB. The GMB is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel’s merger with Arcelor), amended in April 2008 and which mostly expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10.C—Additional Information—Material Contracts—Memorandum of Understanding”.

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

In 2014, the Board of Directors proposed Mr. Michel Wurth to serve as a member of the ArcelorMittal Board of Directors, which was approved at the ArcelorMittal annual general shareholders’ meeting held on May 8, 2014.

The Board of Directors is comprised of 11 members, of which 10 are non-executive directors and one is an executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer. Mr. Mittal was re-elected to the Board of Directors for a three-year term by the annual general meeting of shareholders on May 8, 2014.

Seven of the 11 members of the Board of Directors are independent. The non-independent directors are Mr. Lakshmi N. Mittal, Ms. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. A director is considered “independent” if:

(a)     he or she is independent within the meaning of the New York Stock Exchange Listed Company Manual, as applicable to foreign private issuers,

(b)     he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and

(c)     the Board of Directors makes an affirmative determination to this effect.

For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. The 10 Principles of Governance of the Luxembourg Stock Exchange, which constitute ArcelorMittal's domestic corporate governance code, require ArcelorMittal to define the independence criteria that apply to its directors, which are described in article 8.1 of its Articles of Association.

Specific characteristics of the Director role

The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board of Directors. Directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), within five years of the earlier of October 30, 2012 or the relevant person’s election to the Board of Directors, the Lead Independent Director should own a minimum of 15,000 ordinary shares and each other non-executive director should own a minimum of 10,000 ordinary shares. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, and refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.

On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond the 12 years rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution of the Director involved and the balance between the knowledge, skills, experience and need for renewal of the Board.

As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive directors to devote sufficient time to the discharge of their duties as a director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. Furthermore, a non-executive director may not serve on the boards of directors of more than four publicly listed companies in addition to the ArcelorMittal Board of Directors. However, a non-executive Director’s service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any non-publically listed company is not taken into account for purposes of complying with the foregoing limitation.  Directors have a time period of three years from October 30, 2012 before the limit of five directorships of public companies will be applied.

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

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term. All non-executive Directors of the Company signed the Company’s Appointment Letter, which confirms the conditions of their appointment by the General Meeting of the Shareholders including compliance with certain non-compete provisions, the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Company’s Code of Business Conduct.

All members of the Board of Directors are required to sign the Company’s Code of Business Conduct upon first joining the Board of Directors and confirm their adherence thereto on an annual basis thereafter.

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

The Board of Directors held five meetings in 2014. The average attendance rate of the directors at the Board of Directors’ meetings was 95%.

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

Lead Independent Director

In April 2008, the Board of Directors created the role of Lead Independent Director. His or her function is highlighted above on Item 6A.

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal's first Lead Independent Director in April 2008 and remains Lead Independent Director, having been re-elected as a director for a three-year term on May 8, 2014.

The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent Directors. Five meetings of the independent Directors outside the presence of management and non-independent Directors were held in 2014.

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

The 2014 Board of Directors’ self-evaluation was completed by the Board on February 9, 2015. Directors noted the progress regarding the balance of the time spent by the Board of Directors on strategic and other specific issues as compared to time spent on the review of financial and operational results and performance. The Board of Directors has also set new priorities for discussion and review and identified a number of topics that it wishes to spend additional time on in 2015.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience, as well as the degree of diversity, necessary to enable it to effectively govern the business. Board of Directors composition is reviewed on a regular basis and additional skills and experience are actively searched for in line with the expected development of ArcelorMittal’s business as and when appropriate.

Required Skills, Experience and Other Personal Characteristics

Diverse skills, backgrounds, knowledge, experience, geographic location, nationalities and gender are required in order to effectively govern a global business the size of the Company’s operations. The Board of Directors and its committees are therefore required to ensure that the Board has the right balance of skills, experience, independence and knowledge necessary to perform its role in accordance with the highest standards of governance.

The Company’s directors must demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique constructively, and a willingness to understand and commit to the highest standards of governance. They must be committed to the collective decision-making process of the Board of Directors and must be able to debate issues openly and constructively, and question or challenge the opinions of others. Directors must also commit themselves to remain actively involved in Board decisions and apply strategic thought to matters at issue. They must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each director must also ensure that no decision or action is taken that places his or her interests in front of the interests of the business. Each director has an obligation to protect and advance the interests of the Company and must refrain from any conduct that would harm it.

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

The ARCG Committee ensures that the Board of Directors is comprised of high-caliber individuals whose background, skills, experience and personal characteristics enhance the overall profile of the Board and meets its needs and diversity aspirations by nominating high quality candidates for election to the Board by the general meeting of shareholders.

Board Profile

The key skills and experience of the directors, and the extent to which they are represented on the Board of Directors and its committees, are set out below. In summary, the non-executive directors contribute:

•         international and operational experience;

•         understanding of the industry sectors in which ArcelorMittal operates;

•         knowledge of world capital markets and being a company listed in several jurisdictions; and

•         an understanding of the health, safety, environmental, political and community challenges that ArcelorMittal faces.

Each director is required to adhere to the values set out in, and sign, the ArcelorMittal Code of Business Conduct.

Renewal

The Board of Directors plans for its own succession, with the assistance of the ARCG Committee. In doing this, the Board of Directors:

•         considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•         assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•         identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board of Directors; and

•         reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

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

Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the GMB and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of the ArcelorMittal business in steel and mining. The Company therefore continuously builds Directors’ knowledge to ensure that the Board remains up-to-date with developments within the Company’s segments, as well as developments in the markets in which the Company operates.

During the year, non-executive directors participated in the following activities:

•         comprehensive business briefings intended to provide each director with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including GMB members. The briefings provided during the course of 2014 covered health and safety processes, internal assurance, legal, marketing, steel-making, strategy, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•         site visits to plants and R&D centers; and

•         development sessions on specific topics of relevance, such as climate change, commodity markets, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.

The ARCG Committee oversees director training and development. This approach allows induction and learning opportunities to be tailored to the directors’ committee memberships, as well as the Board of Director’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training, development and committee composition, all of which are relevant to the ARCG Committee’s role in securing the supply of talent to the Board.

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

According to its charter, the Audit Committee is required to meet at least four times a year. During 2014, the Audit Committee met five times. The average attendance rate of the directors at the Audit Committee meetings was 75%.

The Audit Committee performs its own annual self-evaluation, and completed its 2014 self-evaluation on February 9, 2015.

The charter of the Audit Committee is available from ArcelorMittal upon request.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee has been comprised since May 10, 2011 of three directors, each of whom is independent under the New York Stock Exchange standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

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

•         assess the roles of the Chairman and CEO and deliberate on the merits of the Board’s leadership structure to ensure that the most efficient and appropriate structure is in place; and

•         develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice.

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.

The three members of the ARCG Committee are Mr. Lewis B. Kaden, Mr. Narayanan Vaghul, and Ms. Suzanne P. Nimocks, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2014, this committee met five times. The average attendance rate was 95%.

The ARCG Committee performs an annual self-evaluation and completed its 2014 self-evaluation on February 9, 2015.

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

Decisions and recommendations of the Risk Management Committee are adopted by a simple majority. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance and completed its 2014 self-evaluation on February 9, 2015.

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

•         The review of the effectiveness of the Group-wide risk management framework, policies and process at the Corporate, Segment and Business Unit levels, and the proposing of improvements, with the aim of ensuring that the Group’s management is supported by an effective risk management system;

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

To further develop the Company’s maturity model with respect to risk management, the Risk Management Committee has taken initiatives to benchmark its current risk oversight activities with best practices implemented in comparable companies. These initiatives should result in the creation of a peer group, bringing together insights of leading practitioners in risk management governance and oversight at the Board of Directors level and will contribute to the further development of the Company’s current standards.

The Risk Management Committee held a total of four meetings in 2014. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The attendance rate in 2014 was 88%.

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

On December 11, 2013 ArcelorMittal announced its decision to manage the business according to region, while also maintaining the product specialization within those regions. This will enable the businesses to continue to have their own dedicated strategy and focus, while capturing all the synergies within the region. As a result, there was a change in the responsibilities of the members of the GMB, applicable as of January 1, 2014.

In implementing ArcelorMittal’s strategic direction and corporate policies, the Chief Executive Officer is supported by the members of the GMB who have substantial experience in the steel and mining industries worldwide.

The GMB is assisted by a Management Committee comprised of approximately 30 members. The Management Committee discusses and prepares decisions to be made by the GMB on matters of Group-wide importance, integrates the geographical dimension of the ArcelorMittal group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders and shares information about the situation of the Group and its markets.

Succession Management

Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the GMB. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure that they are accurate and up to date, leading to at least once yearly a formal review by GMB of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

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

The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining). Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2014, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

Ethics and Conflicts of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. Each employee of ArcelorMittal is required to sign and acknowledge the Code of Conduct upon joining the Company. This also applies to the members of the Board of Directors of ArcelorMittal, who signed the Company’s Appointment Letter in which they acknowledged their duties and obligations. Any new member of the Board of Directors must sign and acknowledge the Code of Conduct upon appointment.

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

During 2014, there were 99 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit Committee, none of these complaints was found to be significant.

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

D.    Employees

ArcelorMittal had approximately 222,000 employees as of December 31, 2014.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2012	2013	2014
NAFTA	31,386	31,100	31,410
Brazil	20,181	20,521	20,860
Europe	101,042	91,571	86,054
ACIS	54,439	50,774	47,445
Mining	37,374	36,775	34,876
Other activities	1,697	1,612	1,682
Total	246,119	232,353	222,327

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and the IndustriAll union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2014. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal steel and mining activities in order to help them to further improve their health and safety performance. In addition a “Courageous Leadership” program has been rolled out that will support the “Journey to Zero”, a scheme aiming to reach the goal of zero accidents and injuries.

Collective labor agreements (“CLAs”) entered into or renewed in 2014 principally include Belgium, Bosnia, Canada, Czech Republic, France, Germany, Kazakhstan, Liberia, Luxembourg, Macedonia, Poland, Romania, South Africa, Spain, Ukraine and USA.

ArcelorMittal USA and the USA United Steelworkers (“USW”) agreed to a three-year labor contract with the Company’s unionized employees in the United States, which became effective on September 1, 2012. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations. In early 2014, ArcelorMittal negotiated a new 3-year agreement expiring June 4, 2017 for the Vinton, Texas operations.

In Canada, the CLA in Contrecoeur West (“CCW”) expired on July 31, 2014 and the parties were successful in negotiating a new 6-year agreement which will expire on July 31, 2020. The Contrecoeur East (“CCE”) and Longueuil agreements will both expire on January 30, 2016. CCE, CCW and Longueuil are all represented by the USW.

While Brazil is facing challenging economic periods and higher inflation than forecasted, ArcelorMittal Brasil remains committed to strong and continuous social dialogue. Since 2012, all negotiations regarding profit-sharing agreements for Long and Flat Carbon plants in Brazil were accomplished through the internal commission. The internal commission is made up of employees elected by the employees and the Company and a representative from the union. The Steelworkers Union also participates in these commissions. The collective bargaining agreements for 2014 and 2015 are under negotiation at ArcelorMittal Monlevade, Juiz de Fora, Piracicaba, Cariacica and Tubarão. This year, there were changes made to the working hours and cycles at ArcelorMittal Monlevade, Cariacica and Tubarão; these changes were agreed with the Steelworkers’ Union. ArcelorMittal believes that clear and transparent communication by the Company to the employees is essential to achieving results in the negotiations.

In Costa Rica, the Company has reduced its workforce in conjunction with the joint venture with Bekaert, who absorbed part of the labor force, and in response to market conditions. Despite these organizational changes, global satisfaction of employees improved in 2014.

Collective bargaining in Argentina during 2014 was particularly impacted by high inflation, which was about 35-40% in 2014, and a lower growth rate than in previous years. This resulted in an agreement to increase salaries of blue collar staff by 29%. The agreement was for one year, despite the trade union’s pressure to make it for a shorter period. However, even if the agreement helped to reduce the increasing wage demands, the consistently high levels of inflation have caused difficulty in fulfilling them. Additionally, the government imposed an employee tax which negated the increase in wages; this caused tight negotiations as there was additional pressure to further increase wages to compensate for the increase in employee taxes.

The CLA for ArcelorMittal Point Lisas expired in November 2013. The Company and the Steel Workers Union of Trinidad and Tobago have worked during 2014 to reach a new collective agreement for the period of November 2013 to October 2016. They should conclude early 2015. The Company is proposing to make pay increases variable, pegging it to production while keeping the fixed component of the pay increase at a minimum. Inflation rates in the country have remained below 5% until August 2014 when the inflation rate increased to 7.4%. The upward movement continued into September with the inflation rate being 7.78%.

In response to weak market conditions in Europe since 2011, ArcelorMittal had to adapt its operations. Nevertheless, despite these economic conditions, ArcelorMittal has hired around 700 people in France since the beginning of 2014 and recruitment is expected to continue into 2015. ArcelorMittal has transformed the Florange site of ArcelorMittal Atlantique & Lorraine into a center of excellence dedicated to the production of high-end steel.

The economic situation in southern Europe remains difficult. As a result, CLA negotiations had to take into account competitiveness measures. All of the Company’s Spanish units were mobilized to improve competitiveness in the domestic and the export markets. ArcelorMittal’s policy in Spain has always been to promote social dialogue. Accordingly, management and unions have consistently worked together to find a solution to regain competitiveness. A competitiveness agreement was signed at the national level on December 17, 2012 by the Union General de Trabajadores (“UGT”), Comisiones Obreras (“CCOO”) and Union Sindical Obrera (“USO”) unions. After the agreement was signed at the national level, negotiations were conducted at the local level to reach a formal legal agreement and adapt specific points to local goals and contexts pursuant to the key principles of the national agreement. In addition to the foregoing, the Temporary Layoff Plan (Expediente de Regulación de Empleo Temporal) in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended in December 2013 until the end of 2014. However, there have been some signs of recovery in the Spanish automotive industry.

In Romania, in the beginning of July 2014, ArcelorMittal Galaţi launched a pre-retirement program for the employees who meet the retirement criteria by December 31, 2015.

In Luxembourg, after ArcelorMittal’s management unilaterally denounced the CLA for white collar and blue collar workers in 2012, negotiations between ArcelorMittal and the unions to modify the terms of the CLA commenced on January 8, 2013. Due to disagreements, in late June 2013, the unions called for a conciliation process to be started in August 2013.  As a result of this process, ArcelorMittal’s management and the unions reached an agreement on January 16, 2014 renewing the CLA for a period of three years on modified terms. The new agreement includes, among other measures, a freeze of salaries for three years, a review of entrance salaries for future new recruits, a review of the career evolution system, an update of the catalogue of bonuses for heavy/dirty work, a monthly productivity bonus based on technical key performance indicators per installation, gradual suppression of some extra rest days to align employees with executives and annual bonus criteria for employees aligned with that of executives.

ArcelorMittal remains committed to strong continuous social dialogue in the face of challenging economic times. Permanent and high level social dialogues, and a reactive process based on exchanges of views and discussion in full transparency, underlie ArcelorMittal’s fundamental principles to anticipate and manage change within the Company. In 2014, each European Works Council (“EWC”) meeting represented an opportunity to review ArcelorMittal’s activities in Europe and to identify and highlight the Company’s key challenges. The Company regularly presented and commented on safety, finance results, market outlooks, quality, industrial, HR topics, recent developments or projects maintaining the proximity with the high management level and employee representative bodies. As an operational, concrete and respected institution, EWC has implemented a high level of social dialogue based on this permanent and continuous information process. In 2014, four EWC Select Committee meetings were held. Additionally, in December 2014 the EWC Statutory Plenary Assembly meeting was convened involving members of the management committee of the Company. In November 2014, 74 EWC members attended an interactive training session sharing the experience of social dialogue practices of the different European countries represented within the EWC as well as the challenges of a multicultural approach.

In Ukraine, a labor dispute initiated by trade unions was concluded through negotiations and by signing a mutual agreement without any industrial actions or legal disputes.

In South Africa, the Company succeeded in signing the CLA, with a duration of 12 months, without any industrial action. This was achieved despite a strike that impacted the employers’ association of the steel industry in

South Africa and more specifically the Steel and Engineering Industries Federation of Southern Africa (“SEIFSA”) employers’ association. The strike lasted for four weeks and the Company’s plants was unaffected by the strike.

In Kazakhstan, new CLAs were signed with representatives of every trade union operating in the different businesses of ArcelorMittal between April and August. These CLAs were signed for a 3 year period with a possibility to be extended for another 3 years. New CLAs clarify the longevity of the agreements, system of annual indexation (linkage to company performance results) and system of social related expenditures.

Similar to the steel sector, Mining has maintained productive relationships with its trade unions through regular dialogue. In addition to the new or renewed CLAs in Liberia, Bosnia, Kazakhstan, Ukraine, Mining has long term agreements in Canada and Algeria. The Minorca mine falls under the scope of the USW agreement.

E.    Share Ownership

As of December 31, 2014, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (15 individuals) totaled 1,923,204 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 1,240,506 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2014), representing 0.12% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares, these 15 individuals beneficially own 682,698 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

In 2011, the number of ArcelorMittal RSUs granted to senior management (including the Significant Shareholder) was 82,500; upon vesting of the RSUs, the corresponding treasury shares or new shares were transferred to the beneficiaries on September 29, 2014. In 2012, the number of ArcelorMittal PSUs granted to directors and senior management (including the Significant Shareholder) was 49,500; upon vesting of the PSUs subject to performance conditions, the corresponding treasury shares or new shares will be transferred to the beneficiaries on March 30, 2015. In 2013, the number of PSUs granted to directors and senior management (including the Significant Shareholder) was 631,077; upon vesting of the PSUs, subject to performance conditions, the corresponding treasury shares or new shares will be transferred to the beneficiaries on June 28, 2016. In 2014, the number of PSUs granted to directors and senior management (including the Significant Shareholder) was 843,376; upon vesting of the PSUs, subject to performance conditions, the corresponding treasury shares or new shares will be vested to the beneficiaries on June 27, 2017. Neither RSUs nor PSUs were granted to members of the Board of Directors other than to the Chairman in his capacity as Chief Executive Officer.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

See “Item 6.B—Directors, Senior Management and Employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s senior management.

The following table summarizes outstanding share options, as of December 31, 2014, granted to the members of the GMB of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year):

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	GMB (Including Chief Executive Officer)	198,504	222,002	296,000	326,000	328,000	306,500	1,677,006	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$46.23
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

The following table summarizes outstanding PSUs granted to the members of the GMB of ArcelorMittal in 2012, 2013 and 2014.

		PSUs granted in 2012	PSUs granted in 2013	PSUs granted in 2014
	GMB (Including Chief Executive Officer)	43,500	631,077	843,376
	Term (in years)	3	3	3
	Vesting date[1]	Mar. 30, 2015	June 28, 2016	June 27, 2017

1	See “Item 6.B—Directors, Senior Management and Employees—Compensation –Remuneration Framework—Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)”, for vesting conditions.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

ITEM  7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table sets out information as of December 31, 2014 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

		ArcelorMittal
		Ordinary Shares[1]
		Number	%
	Significant Shareholder[2]	656,052,011	39.39
	Treasury Shares[3]	9,333,907	0.56
	Other Public Shareholders	1,000,006,304	60.05
	Total	1,665,392,222	100.00
	Of which: Directors and Senior Management[4]	1,923,204	0.12

1

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2014 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2

For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2014. Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect ownership, through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 112,338,263 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 542,910,448 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 314,300 ArcelorMittal ordinary shares and held options to acquire an additional 444,000 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 45,000 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 656,007,011 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 655,293,711 ordinary shares and the Significant Shareholder was the beneficial owner of 656,052,011 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 655,608,011 ArcelorMittal ordinary shares at such date.

3

Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; excludes (1) 1,240,506  stock options that can be exercised by senior management (other than Mr. Mittal) and (2) 444,000 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2014. Holders of these stock options are deemed to beneficially own ArcelorMittal ordinary shares for the purposes of this table due to the fact that such options are exercisable within 60 days.

4

Includes shares beneficially owned by directors and members of senior management listed in Item 6.E of this annual report; excludes shares beneficially owned by Mr. Mittal. Note that (i) stock options included in this item that are exercisable within 60 days are excluded from “Treasury Shares” above (see also note 3 above) and (ii) ordinary shares included in this item are included in “Other Public Shareholders” above.

On January 16, 2013, ArcelorMittal issued $2.25 billion aggregate principal amount of its 6% Mandatorily Convertible Notes due 2016, of which Lumen subscribed for $300 million in principal amount. Based on the methodology used above, as of December 31, 2014, assuming conversion of all mandatorily convertible notes, the percentage of ordinary shares owned by the Significant Shareholder would be 37.77% (assuming conversion of all notes at the maximum conversion price) or 37.40% (assuming conversion of all notes at the minimum conversion price).

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

At December 31, 2014, 2,465 shareholders other than the Significant Shareholder, holding an aggregate of 51,649,813 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 3.10% of the ordinary shares issued (including treasury shares).

At December 31, 2014, there were 224 shareholders holding an aggregate of 76,960,022 New York Shares, representing approximately 4.62% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.

At December 31, 2014, 881,533,676 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

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

The Transitional Services Agreement between ArcelorMittal and Aperam expired at year-end 2012.  The parties agreed to renew a very limited number of services where expertise and bargain powers create values for both parties.  ArcelorMittal will continue to provide certain services during 2015 relating to certain areas, including environmental and technical support and administration of the shareholders register.

In the area of research and development, Aperam entered into a frame arrangement with ArcelorMittal to establish a framework for future cooperation between the two groups in relation to certain ongoing or new research and development programs. Currently, only limited research and development support for existing projects are implemented through such agreement.

The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the purchasing services agreement, Aperam still relies on ArcelorMittal for  services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories: energy (electricity, natural gas, industrial gas),  operating materials (rolls, electrodes, refractory materials) and industrial products and services. The purchasing services agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The purchasing services agreement and the sourcing services agreement were each entered into for an initial term of two years, which was to expire on January 24, 2013. However, since that date, the purchasing services agreement has been extended for an additional year on similar terms, while the sourcing services agreement was limited to IT services as of October 2013. It is expected that the term of the purchasing services agreement will be further extended until the end of January 2016. The sourcing service agreement ended in January 2015 and shall not be extended further since Aperam has switched to its own IT system. Beginning in 2015, Aperam purchases, in Europe, most of its natural gas through a new supply contract that has been put in place with ArcelorMittal Energy.

In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between, inter alia, ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which starting as of April 1, 2011, ArcelorMittal Brasil continued to perform only purchasing, insurance and real estate activities for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties. From the demerger of ArcelorMittal BioEnergia Ltda in July 2011 up until June 27, 2014, its payroll functions were handled by ArcelorMittal Brasil. The real estate and insurance activities of Aperam’s Brazilian subsidiaries have not been handled by ArcelorMittal Brasil since January 1, 2013 and June 30, 2013, respectively.

Purchasing activities will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

C.    Interest of Experts and Counsel

Not applicable.

ITEM  8.          FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Export Sales

Because ArcelorMittal’s customers are mainly based outside its home country of Luxembourg, all of its sales are considered to be export sales. Annual sales to a single individual customer did not exceed 5% of sales in any of the periods presented.

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

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, ArcelorMittal is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, ArcelorMittal has disclosed information with respect to the nature of the contingency. ArcelorMittal has not accrued a reserve for the potential outcome of these cases.

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

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2014, excluding asset retirement obligations, ArcelorMittal had established provisions of $855 million for environmental remedial activities and liabilities. The provisions for all operations by geographic area were $508 million in Europe, $170 million in the United States, $140 million in South Africa and $37 million in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of $170 million (exclusive of asset retirement obligations) to address existing environmental liabilities, of which $21 million is expected to be spent in 2015. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include $34 million, with anticipated spending of $3 million during 2015, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately $12 million for such sediment assessment and remediation, and $7 million for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $40 million for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of a plan to improve treatment facility operations and lower long-term wastewater treatment costs. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has until 2017 to reach the current target value of approximately $48 million. This target value is based on average spending over the last three years. We expect this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of $34 million as of December 31, 2014.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately $28 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging multiple violations of the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) air permit requirements based on alleged failures by Bethlehem Steel dating back to early 1994. Based on recent court decisions and ongoing negotiations with US EPA, it is very likely that US EPA will not enforce the alleged PSD permit violations by Bethlehem Steel against ArcelorMittal USA. U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations while others relate to historical actions under former facility owners that occurred 13 to 27 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns.  Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S. EPA and affected state agencies involving all of the NOVs are ongoing and a comprehensive settlement with U.S. EPA may be negotiated in 2015.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total $508 million and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France ($113 million), Belgium ($257 million), Luxembourg ($58 million), Poland ($31 million), Germany ($33 million), Czech Republic ($10 million) and Spain ($6 million). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of $113 million, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre

Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and a coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at the Le Creusot site and to the rehabilitation of waste disposal areas at the Châteauneuf site.

Belgium

In Belgium, there is an environmental provision of $257 million, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately $58 million, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of the Belval Blast Furnace water pond and former production sites. A provision of approximately $53 million covers these obligations.

ArcelorMittal Belval and Differdange has an environmental provision of approximately $4 million to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

Poland

ArcelorMittal Poland S.A.’s environmental provision of $31 million mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of $33 million essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of $10 million, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of $6 million due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately $140 million to be used over 14 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately $35 million of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than  71 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately $30 million of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 35 years. Approximately $26 million of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

A provision of $40 million relates to the environmental rehabilitation of the Thabazimbi Mine.

The remainder of the obligation of approximately $9 million relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately $24 million for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, and a provision of approximately $5 million for the expected cost of remediating environmental issues at the former Sherman iron ore mine in Ontario once operated and managed by Dofasco (closed in 1990). ArcelorMittal Montreal has an environmental provision of approximately $8 million for future disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2014, ArcelorMittal had established provisions for asset retirement obligations of $305 million, including $30 million for Ukraine, $76 million for Canada, $46 million for the United States, $48 million for Mexico, $22 million for Belgium, $26 million for Germany, $16 million for South Africa, $8 million for Brazil, $19 million for Kazakhstan, and $14 million for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryvyi Rih, upon closure of the mine pursuant to its restoration plan.

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

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and El Volcan and the joint operation of Pena Colorada iron ore mines.

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

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31,  2014, ArcelorMittal had recorded provisions in the aggregate of approximately $271 million for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2014 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for $451 million in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to $205 million as of December 31,2014. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to $77 million) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, SOL Coqueria Tubarão S.A received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of $51 million relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals $527 million. On January 31, 2014,  the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, $266 million to $141 million (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals $489 million. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance.  In October 2014, the administrative tribunal of first instance found in favour of the Federal Revenue and ArcelorMittal Brasil filed its appeal on November 6, 2014.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated), in an amount of approximately $32 million. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at $60 million as of December 31, 2014.

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of $68 million concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian Federal Revenue Service considers that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted.  Comex filed its defense in June 2014.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging  that  the Company did not correctly calculate tax credits on  interstate sales of electricity  from the February 2012 to December 2013 period. The amount claimed totals $54 million. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014.

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

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of $29 million to ArcelorMittal Kryvyi Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryvyi Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryvyi Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryvyi Rih and the tax authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryvyi Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation. On December 24, 2014, the Supreme Administrative Court of Ukraine left unchanged the decisions of the lower courts in favour of ArcelorMittal Kryvyi Rih. The tax authorities can appeal to the Supreme Court of Ukraine before December 24, 2015.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately $92 million. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities in an amount of $92 million and retained only a tax liability of approximately $0.2 million against ArcelorMittal Kryvyi Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately $0.1 million against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On July 7, 2014, the tax authorities filed an application to withdraw the case. At a hearing held on September 10, 2014, the court requested that the tax authorities provide evidence confirming that the submission of this application was properly internally authorized by the State Tax Administration.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31,  2014, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in  2014 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and  were consolidated with the Standard Iron Works lawsuit.  A hearing on class certification of the direct purchaser claims took place in March/April  2014 and a decision remains pending . On May 29, 2014, ArcelorMittal entered into an agreement to settle the direct purchaser claims. On October 17, 2014, the court gave its final approval of the settlement. Two putative class actions on behalf of indirect purchasers have been filed and are not covered by the settlement of the direct purchaser claims.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of $52 million (at December 31, 2014 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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

Germany

In February 2013, Germany’s Federal Cartel Office (Bundeskartellamt) conducted unannounced inspections of ArcelorMittal FCE Germany GmbH, ThyssenKrupp and Voestalpine in relation to suspected anti-competitive practices regarding steel for automotive customers. On December 10, 2014, the Bundeskartellamt closed its investigation.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel

Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal appealed the decision to reject the application, and applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. In 2014, ArcelorMittal South Africa requested the documents from the Competition Commission, which provided an index thereof.  On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities but this application was withdrawn by notice dated  August 7, 2014. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

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

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2014, ArcelorMittal had recorded provisions of approximately $289 million for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2014, (ii) that constitute a contingent liability, or (iii) that were resolved in 2014, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

ArcelorMittal Brasil (as a successor of Companhia Siderurgica Tubarao) was party to a legal dispute against Siderbras (an extinguished holding company held by the Government of Brazil) related to financial debt issued in 1992. In July 2014, the judge in charge requested that the guarantee securing the litigation be replaced with cash so that an appeal of the case could proceed. ArcelorMittal Brasil entered into a federal amnesty program with the Brazilian tax authorities to settle the debt with Siderbras (application made in August 2014) and paid $161 million (original debt $260 million including interest and penalties) in connection therewith, which was recorded as a financial expense. Of this amount, $115 million was paid by way of set-off of tax losses and the remaining balance was paid in cash ($46 million).

Argentina

Over the course of 2007 to 2014, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal

Sourcing on 36 different claims concerning several shipments made between 2002 and 2013. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately $187 million. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.  By February 2014, in 17 of the total 36 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of $30 million). These decisions have been appealed to the Argentinian National Fiscal Court.

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of $56 million and $25 million, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. In April 2014, the parties participated in a mediation procedure and reached a settlement subject to certain conditions, which have now been satisfied. The proceedings before the Calgary court were formally discontinued in June 2014 and the case is therefore now closed.

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

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. In June 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 17, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of €23.7 million plus interest. ArcelorMittal has 30 days following the notification of the Court’s decision to file an appeal and to ask for the suspension of the enforceability before the Court of Appeal.

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

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase would be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The parties have since agreed to settle the dispute. On December 12, 2014, the arbitral tribunal issued a procedural order formally closing the arbitration.

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

The number of claims outstanding for asbestos exposure at December 31, 2014 was 351 as compared to 385 at December 31, 2013.  The range of amounts claimed for the year ended December 31, 2014 was €30,000 to €600,000 (approximately $40,777 to $815,546). The aggregate costs and settlements for the year ended December 31, 2014 were approximately $4 million, of which approximately $0.3 million represents legal fees and approximately $3 million represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2013 were approximately $3 million, of which approximately $0.31 million represents legal fees and approximately $2 million represents damages paid to the claimant.

	in number of cases
	2013	2014
Claims unresolved at the beginning of the period	383	385
Claims filed	74	76
Claims settled, dismissed or otherwise resolved	(72)	(110)
Claims unresolved at the end of the period	385	351

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

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on May 5, 2015. Subject to such approval, this dividend is expected to be paid on June 15, 2015.

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

		The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in U.S. dollars)		(in euros)		(in euros)
	Year ended December 31, 2010	49.41	26.28	35.45	21.33	35.45	21.33

	Year ended December 31, 2011	38.50	14.77	28.55	10.47	28.55	10.47

	Year ended December 31, 2012	23.62	13.28	17.96	10.60	17.96	10.60

	Year ended December 31, 2013
	First Quarter	17.98	12.88	13.76	10.03	13.76	10.03
	Second Quarter	13.48	10.84	10.42	8.43	10.42	8.43
	Third Quarter	14.86	10.91	11.15	8.35	11.15	8.35
	Fourth Quarter	17.91	13.67	13.02	10.11	13.02	10.11

	Year ended December 31, 2014
	First Quarter	17.84	14.77	13.40	10.53	13.40	10.53
	Second Quarter	16.80	14.73	12.10	10.79	12.10	10.79
	Third Quarter	15.69	13.61	11.75	10.17	11.75	10.17
	Fourth Quarter	13.53	10.55	10.90	8.36	10.90	8.36

	Month ended
	Aug-14	14.80	13.66	11.28	10.17	11.28	10.17
	Sep-14	15.19	13.61	11.75	10.80	11.75	10.80
	Oct-14	13.53	11.88	10.90	9.01	10.90	9.01
	Nov-14	13.08	11.89	10.50	9.44	10.50	9.44
	Dec-14	12.35	10.55	10.01	8.36	10.01	8.36
	Jan-15	11.02	9.21	9.28	7.75	9.28	7.75
	Feb-15*	11.30	9.59	9.60	8.39	9.60	8.39

*	February 2015 data is through February 13, 2015.

		Luxembourg Stock Exchange		NYSE Euronext Brussels[1]		Spanish Stock Exchanges[2]
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in euros)		(in euros)		(in euros)
	Year ended December 31, 2010	36.00	21.53	35.45	21.33	35.44	21.34

	Year ended December 31, 2011	29.10	10.80	28.55	10.47	28.52	10.47

	Year ended December 31, 2012	17.54	10.80	-	-	17.95	10.61

	Year ended December 31, 2013
	First Quarter	13.88	9.60	-	-	13.76	10.02
	Second Quarter	10.70	8.44	-	-	10.40	8.42
	Third Quarter	11.10	8.37	-	-	11.14	8.35
	Fourth Quarter	13.00	10.14	-	-	13.025	10.11

	Year ended December 31, 2014
	First Quarter	13.32	10.45	-	-	13.40	10.53
	Second Quarter	12.44	10.80	-	-	12.10	10.79
	Third Quarter	11.84	10.12	-	-	11.77	10.17
	Fourth Quarter	10.89	8.43	-	-	10.91	8.36

	Month ended
	Aug-14	11.40	10.12	-	-	11.28	10.17
	Sep-14	11.84	10.74	-	-	11.77	10.79
	Oct-14	10.89	9.10	-	-	10.91	9.01
	Nov-14	10.49	9.48	-	-	10.50	9.44
	Dec-14	10.00	8.43	-	-	10.01	8.36
	Jan-15	9.27	7.91	-	-	9.28	7.76
	Feb-15*	9.58	8.47	-	-	9.59	8.40

1	ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.
2	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	February 2015 data is through February 13, 2015.

Note: Includes intraday highs and lows. All quotations taken from Bloomberg Finance LP.

B.    Plan of Distribution

Not applicable.

C.    Markets

ArcelorMittal shares are listed and traded on (on a single order book as from January 14, 2009) the NYSE Euronext European markets (Paris and Amsterdam) (“MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”). ArcelorMittal shares are also listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market. Additionally, ArcelorMittal’s $2,250,000,000 aggregate principal amount 6.00% mandatorily convertible notes due 2016, which were issued on January 16, 2013, are listed and traded on the NYSE.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.    Share Capital

As a result of the Company’s issuance on January 14, 2013 of 104,477,612 ordinary shares at a price of $16.75 per share, the Company’s issued share capital was increased to €6,883,209,119.84 represented by 1,665,392,222 ordinary shares and was unchanged at December 31, 2014.

Out of the total 1,665,392,222 shares issued, 11,018,413 shares were held in treasury by ArcelorMittal at December 31, 2014, representing 0.66% of its issued share capital.

The Company’s authorized share capital, including the issued share capital, was €7,725,260,599.18, represented by 1,773,091,461 shares, at December 31, 2012 and was increased by the extraordinary general meeting of shareholders held on May 8, 2013 to €8,249,049,316.38, represented by 1,995,857,213 shares and was unchanged at December 31, 2014.

The May 8, 2013 extraordinary general meeting of shareholders approved an increase of the Company’s authorized share capital by 19.84% of its then issued share capital, i.e., by €6,883,209,119.84, represented by 1,665,392,222 shares without nominal value, resulting in an authorized share capital of €8,249,049,316.38 represented by 1,995,857,213 shares without nominal value. The increase was sought by the Company in the wake the Company’s issuance on January 16, 2013 of $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in order to cover conversions of the 2013 MCNs and other outstanding convertible bonds of the Company. The increase also permitted the Company to return to the historical level of flexibility of 10% of share capital following the issue of new shares on January 14, 2013.

Following the issue of new shares on January 14, 2013 and subsequent increase in the Company’s authorized share capital on May 8, 2013, 330,464,991 ordinary shares were available for issuance under the Company's authorized share capital as at December 31, 2014.

B.    Memorandum and Articles of Association

Below is a summary of ArcelorMittal’s Articles of Association, which were filed as an exhibit to the annual report on Form 20-F filed on February 25, 2014 and incorporated by reference herein. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors—Corporate Governance-Board of Directors”.

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

The Company’s authorized share capital was increased by 19.84% of its then issued share capital to €8,249,049,316.38 represented by 1,995,857,213 shares at the extraordinary shareholders’ meeting held on May 8, 2013 and was unchanged at December 31, 2014. The authorization allowing the Board of Directors to issue further shares out of the authorized share capital was also renewed at the extraordinary shareholders’ meeting held on May 8, 2013, and expires five years from the date of publication of the EGM deed in the Official Luxembourg Gazette Mémorial C, which occurred on July 3, 2013. This authorization may be renewed from time to time by an EGM for periods not to exceed five years each.

Following the increase of the Company’s issued share capital by 104,477,612 ordinary shares in connection with its offering of shares on January 14, 2013, the Company’s total issued share capital amounted to €6,883,209,119.84, represented by 1,665,392,222 ordinary shares and was unchanged at December 31, 2014.

Article 5 of the Company's Articles of Association has been amended to reflect this change. The Company’s Amended and Restated Articles of Association have been published on www.arcelormittal.com and notification of their filing with the Luxembourg Register of Commerce and Companies was published in the Official Luxembourg Gazette Mémorial C on July 3, 2013. The Company filed this version of the Articles of Association as an exhibit to the annual report on Form 20-F filed on February 25, 2014.

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

•        the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•        only fully paid-up shares may be repurchased. At December 31, 2014, all of ArcelorMittal’s issued ordinary shares were fully paid-up.

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

The general meeting of shareholders held on May 11, 2010 granted the Board of Directors a new share buy-back authorization whereby the Board of Directors may authorize the acquisition or sale of ArcelorMittal shares, including, but not limited to, entering into off-market and over-the-counter transactions and the acquisition of shares through derivative financial instruments.  Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation as repealed and replaced by (EU) Regulation No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and EC Regulation No. 2273/2003 regarding exemptions for buy-back programmes and stabilization of financial instruments and may be carried out by all means, on or off-market, including by a public offer to buy-back shares, or by the use of derivatives or option strategies. The fraction of the capital acquired or transferred in the form of a block of shares may amount to the entire program.

Such transactions may be carried out at any time, including during a tender offer period, subject to applicable laws and regulations including Section 10(b) and Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated under the Exchange Act.

The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in May 2015, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration the five-year period.

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. ESPP 2010 expired in January 2014.  Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement further ESPPs.

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

The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association of ArcelorMittal do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 8, 2014 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.

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

In 2014, no notifications were received by ArcelorMittal from such persons and filed with the CSSF.

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

ArcelorMittal Equity Incentive Plan and GMB PSU Plan

On May 10, 2011, the annual general shareholders’ meeting approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees.  On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. On May 8, 2014, the annual general meeting of shareholders approved, in particular, the number of shares that may be allocated for the grant of PSUs to the GMB members and for the grant of RSUs and PSUs to eligible employees under the ArcelorMittal Equity Incentive Plan set at a maximum of 5,000,000 shares (the “2014 Cap”). Such authorization is valid from the date of that annual general meeting of shareholders until the annual general meeting of shareholders to be held in 2015. For further information about the terms of the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan, see “Item 6.B—Directors, Senior Management and Employees—Compensation—Remuneration Framework—Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)”. Since 2011, the Company has made the following grants to employees under the ArcelorMittal Equity Incentive Plan: a grant of RSUs in September 2011, a grant of PSUs in March 2012, a grant of both RSUs and PSUs in March 2013, and a grant of both RSUs and PSUs in September 2013 (the GMB members were excluded from the afore-mentioned 2013 grants in light of the creation of the GMB PSU Plan), additionally the Company has made a new grant of both RSUs and PSUs in December of 2014. Under the GMB PSU Plan, the Company has made grants of PSUs to the GMB members in June 2013 and in June 2014. Copies of the  Supplemental Terms for 2014-2015 ArcelorMittal Equity Incentive Plan and the GMB PSU Plan are filed as an exhibit to this annual report on Form 20-F.

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

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2014.

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

The U.S. federal income tax consequences of a partner in a partnership holding ArcelorMittal shares generally will depend on the status of the partner and the activities of the partnership. The Company recommends that partners in such a partnership consult their own tax advisors.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2014 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2015 taxable year. See “—Passive Foreign Investment Company Status”.

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

Non-Luxembourg Holders

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

(b) Luxembourg Income Tax on Dividends Paid on ArcelorMittal Shares and Capital Gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate with a current top effective marginal rate of 44.1% including the unemployment fund contribution at the maximum rate of 9%  and the temporary equalization tax of 0.5%. Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder (alone or together with his/her spouse or registered partner and his/her underage children), directly or indirectly, holds or has held more than 10% of the ArcelorMittal shares at any time during the past five years.

Luxembourg resident corporate holders

For Luxembourg companies, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) is 29.22% for Luxembourg companies with registered office in Luxembourg City. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.

Non-Luxembourg Holders

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

A corporate non-Luxembourg Holder, which has a permanent establishment or a permanent representative in Luxembourg to which ArcelorMittal shares would be attributable, will bear corporate income tax and municipal business tax on dividends received and/or a gain realized on a disposal of such shares under the same conditions as are applicable to a Luxembourg resident corporate holder, as described above.

Net Wealth Tax

Luxembourg net wealth tax will not be levied on a Luxembourg Holder unless:

•         the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or

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

F.    Dividends and Paying Agents

On May 8, 2014, the annual shareholders meeting approved the Company’s proposal to pay an annual dividend payment of $0.20 per share in 2014. The dividend was paid in full on July 15, 2014. The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges (Madrid, Barcelona, Bilbao and Valencia) is BNP Paribas Securities Services.

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share, subject to the approval of shareholders at the annual general meeting of shareholders to be held on May 5, 2015. Subject to such approval, this dividend is expected to be paid on June 15, 2015.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained by sending a request to: company.secretary@arcelormittal.com or at our registered office as set out in Item 4.A—Information on the Company—History and Development of the Company—Other Information” of this annual report.

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

As part of its financial risk management activities, ArcelorMittal uses derivative instruments to manage its exposure to changes in interest rates, foreign exchange rates and commodities prices. These instruments are principally interest rate, currency and commodity swaps, spots and forwards. ArcelorMittal may also use futures and options contracts.

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

Derivatives used are non-exchange-traded derivatives such as over-the-counter swaps, options and forward contracts.

Currency Exposure

ArcelorMittal seeks to manage each of its entities’ exposure to its operating currency. For currency exposure generated by activities, the conversion and hedging of revenues and costs in foreign currencies is typically performed using currency transactions on the spot market and forward market. For some of its business segments, ArcelorMittal hedges future cash flows.

Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand, Kazakh tenge and Ukrainian hryvnia, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials, thereby negatively impacting the Company’s operating margins, unless the Company is able to pass along the higher cost in the form of higher selling prices.

Based on estimates for 2014, the table below reflects the impact of a 10% depreciation during 2014 of the functional currency on cash flows expressed in the respective functional currencies of the various entities. An appreciation of the U.S dollar of 10% would have the symmetrical opposite effect.

Entity functional currency	Transaction impact of 10% depreciation of the subsidiaries' functional currency on cash flows
in $ equivalent (in millions)	2013	2014
U.S. dollar	(244)	(412)
Euro	(609)	(497)
Other	15	128

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the financial statements of its subsidiaries, denominated in currencies other than the U.S. dollar for inclusion in ArcelorMittal’s consolidated financial statements.

The table below, in which it is assumed that there is no indexation between sales prices and exchange rates, illustrates the impact of an appreciation of 10% during 2014 of the U.S. dollar. A depreciation of the U.S dollar of 10% would have the symmetrical opposite effect.

Entity functional currency	Translation impact of 10% appreciation of dollar on operating results
in $ equivalent (in millions)	2013	2014
Euro	106	(84)
Argentine peso	(19)	(19)
Brazilian real	(102)	(103)
Canadian dollar	(33)	(42)
Other	24	(21)

The table below illustrates the impact of a depreciation of the U.S. dollar on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2014. A positive sign means an increase in the net debt. An appreciation of the U.S dollar of 10% would have the symmetrical opposite effect.

Currency	Impact of 10% depreciation of the U.S. dollar on net debt translation
in $ equivalent (in millions)	2013	2014
Brazilian real	17	23
Euro	459	341
Other	16	2

Interest Rate Sensitivity

Short-Term Interest Rate Exposure and Cash

Cash balances, which are primarily composed of euros and U.S. dollars, are managed according to the short term (up to one year) guidelines established by senior management on the basis of a daily interest rate benchmark, primarily through short-term currency swaps, without modifying the currency exposure.

Interest Rate Risk on Debt

ArcelorMittal’s policy consists of incurring debt at fixed and floating interest rates, primarily in U.S. dollars and euros according to general corporate needs. Interest rate and currency swaps are utilized to manage the currency and/or interest rate exposure of the debt.

The estimated fair values of ArcelorMittal’s short- and long-term debt are as follows:

	2013		2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
(Amounts in $ millions)
Instruments payable bearing interest at variable rates	1,015	989	1,261	1,237
Instruments payable bearing interest at fixed rates	20,751	22,875	17,288	18,837
Long-term debt, including current portion	21,766	23,864	18,549	20,074
Short term bank loans and other credit facilities including commercial paper	545	552	1,249	1,253

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

The table below illustrates the impact on the operating results of a 10% increase in the commodity prices during 2014. A 10% decrease would have the symmetrical opposite effect.

Commodities	Impact of 10% increase in commodity market prices on operating results
in $ equivalent (in millions)	2013	2014
Zinc	(60)	(70)
Nickel	(3)	(3)
Tin	(13)	(6)
Aluminum	(6)	(4)
Gas	(61)	(88)
Brent	(95)	(87)
Freight	(16)	(14)

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

A.    Debt Securities

Not applicable.

B.    Warrants and Rights

Not applicable.

C.    Other Securities

Not applicable.

D.    American Depositary Shares

The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional Information—Memorandum and Articles of Association—Form and Transfer of Shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2014, 76,960,022 shares (or approximately 4.62% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Register Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Register Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2014, Citibank paid the Company $1,125,000 in respect of reimbursements of expenses incurred by the Company in 2014.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. ArcelorMittal’s controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2014. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

The Company’s internal control over financial reporting includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2014 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of management’s internal control over financial reporting as of December 31, 2014 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 24, 2015 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ending December 31, 2014 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 24, 2015 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's change in the composition of reportable segments described in Notes 1 and 27.

/s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 24, 2015

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit Committee, is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit Committee are “independent directors” as defined under the NYSE listing standards.

Narayanan Vaghul, 78, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

ITEM 16B.           CODE OF ETHICS

ArcelorMittal has adopted a “Code of Business Conduct” applicable to all directors and to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, and employees of ArcelorMittal. The Code has been disseminated through company-wide communications and is posted on ArcelorMittal’s website at http://www.arcelormittal.com.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit S.à.r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2013 and 2014. Set forth below is a breakdown of fees for services rendered in 2013 and 2014.

Audit Fees. Audit fees in 2013 and 2014 included $27.0 million and $30.5 million, respectively, for the audits of financial statements, and $0.6 million and $0.7 million in 2013 and 2014, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2013 and 2014 were $1.5 million and $1.9 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2013 and 2014 were $0.8 million and $1.5 million, respectively.

All Other Fees. Fees in 2013 and 2014 for all other services were $0.4 million and $0.3 million, respectively. All other fees relate to services not included in the first three categories.

The Audit Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2014, within its scope prior to commencement of the engagements. None of the services provided in 2014 were approved under the de minimis exception allowed under the Exchange Act.

The Audit Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit Committee has delegated pre-approval powers on a case-by-case basis to the Audit Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte Audit S.à.r.l. as the Company’s principal independent registered public accounting firm for the fiscal year ended December 31, 2014, the Audit Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à.r.l.’s independence and has determined that such services do not interfere with Deloitte Audit S.à.r.l.’s independence.

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

PART III

ITEM  17.            FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this Item.

ITEM  18.            FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-116.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit	Description
Number

1.1.*

Amended and Restated Articles of Association of ArcelorMittal dated May 8, 2013, published in the Official Luxembourg Gazette, Mémorial C on July 3, 2013 (filed as Exhibit 1.1 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein).

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

4.4.*

Supplemental Terms for 2012-2013 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2012 (filed as Exhibit 4.6 to the annual report on Form 20-F filed on February 15, 2013 (File No. 001-35788) and incorporated by reference herein).

4.5.*

Share Lending Agreement between Lumen Investments S.à.r.l. and ArcelorMittal, dated January 9, 2013 (filed as Exhibit 11 to Schedule 13D/A dated as of January 11, 2013 (File No. 005-83371), and incorporated by reference herein).

4.6.*

Supplemental Terms for 2013-2014 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2013 (filed as Exhibit 4.6 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein).

4.7.*

ArcelorMittal Group Management Board Performance Share Unit Plan effective May 8, 2013 (filed as Exhibit 4.7 to the annual report on Form 20-F filed on February 25, 2014 (File No. 001-35788) and incorporated by reference herein).

4.8.	Supplemental Terms for 2014-2015 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2014.
8.1.	List of Significant Subsidiaries.

12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.

13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit.

15.2.	Consent of Cardno MM&A.

15.3.	Consent of SRK Consulting (UK) Limited.

15.4.	Consent of RPA Inc

16.1.	Mine Safety and Health Administration Safety Data.

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 24, 2015

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2013 and 2014 and

for each of the three years in the period ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2013 and 2014, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Notes 1 and 27 to the consolidated financial statements, the accompanying 2012 and 2013 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 24, 2015

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents (note 6)	6,072	3,893
Restricted cash (note 6)	160	123
Trade accounts receivable and other, including 424 and 469 from related parties at December 31, 2013 and 2014, respectively (notes 7 and 16)	4,886	3,696
Inventories (note 8)	19,240	17,304
Prepaid expenses and other current assets (note 9)	3,375	2,627
Assets held for sale (note 5)	292	414
Total current assets	34,025	28,057

Non-current assets:
Goodwill and intangible assets (note 10)	8,734	8,104
Biological assets (note 11)	132	128
Property, plant and equipment (note 12)	51,232	46,465
Investments in associates and joint ventures (note 13)	7,195	5,833
Other investments (note 14)	738	1,202
Deferred tax assets (note 21)	8,938	7,962
Other assets (note 15)	1,314	1,428
Total non-current assets	78,283	71,122
Total assets	112,308	99,179

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

	December 31,
	2013	2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 17)	4,092	2,522
Trade accounts payable and other, including 143 and 290 to related parties at December 31, 2013 and 2014, respectively (note 16)	12,604	11,450
Short-term provisions (note 22)	1,206	1,024
Accrued expenses and other liabilities (note 23)	7,071	5,740
Income tax liabilities	179	230
Liabilities held for sale (note 5)	83	157
Total current liabilities	25,235	21,123

Non-current liabilities:
Long-term debt, net of current portion (note 17)	18,219	17,275
Deferred tax liabilities (note 21)	3,115	3,004
Deferred employee benefits (note 25)	9,494	10,074
Long-term provisions (note 22)	1,883	1,587
Other long-term obligations	1,189	956
Total non-current liabilities	33,900	32,896
Total liabilities	59,135	54,019

Commitments and contingencies (notes 24 and 26)

Equity (note 19):
Common shares (no par value, 1,995,857,213 and 1,995,857,213 shares authorized, 1,665,392,222 and 1,665,392,222 shares issued, and 1,653,599,548 and 1,654,373,809 shares outstanding at December 31, 2013 and 2014, respectively)	10,011	10,011
Treasury shares (11,792,674 and 11,018,413 common shares at December 31, 2013 and 2014, respectively, at cost)	(414)	(399)
Additional paid-in capital	20,248	20,258
Subordinated perpetual capital securities	650	-
Mandatorily convertible notes	1,838	1,838
Retained earnings	24,037	22,182
Reserves	(6,577)	(11,804)
Equity attributable to the equity holders of the parent	49,793	42,086
Non-controlling interests	3,380	3,074
Total equity	53,173	45,160
Total liabilities and equity	112,308	99,179

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2013	2014
Sales	84,213	79,440	79,282
(including 5,181, 4,770 and 6,606 of sales to related parties for 2012, 2013 and 2014, respectively)
Cost of sales	83,543	75,247	73,288
(including depreciation and impairment of 9,737, 5,139 and 4,203 and 1,505, 1,310 and 1,355 of purchases from related parties for 2012, 2013 and 2014, respectively)
Gross margin	670	4,193	5,994
Selling, general and administrative expenses	3,315	2,996	2,960
Operating income (loss)	(2,645)	1,197	3,034
Income (loss) from investments in associates, joint ventures and other investments	185	(442)	(172)
Financing costs - net (note 20)	(2,915)	(3,115)	(3,382)
Income (loss) before taxes	(5,375)	(2,360)	(520)
Income tax expense (benefit) (note 21)	(1,906)	215	454
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)

Net income attributable to equity holders of the parent:
Net income (loss) attributable to equity holders of the parent	(3,352)	(2,545)	(1,086)
Net income (loss) attributable to non-controlling interests	(117)	(30)	112
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)

	Year Ended December 31,
	2012	2013	2014
Earnings (loss) per common share (in U.S. dollars)
Basic and diluted	(2)	(1)	(1)
Weighted average common shares outstanding (in millions) (note 19)
Basic and diluted	1,549	1,780	1,791

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012		2013		2014
Net income (loss) (including non-controlling interests)		(3,469)		(2,575)		(974)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(95)		(34)		449
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	-		100		44
	(95)		66		493
Derivative financial instruments:
Gain (loss) arising during the period	4		(25)		181
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(717)		(120)		(2)
	(713)		(145)		179
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	78		(965)		(4,198)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	392		(25)		(55)
	470		(990)		(4,253)
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	(579)		2		(601)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	-		-		(61)
	(579)		2		(662)
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	134		114		(11)

Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial gains (losses)	(1,205)		2,206		(1,531)
Share of other comprehensive income (loss) related to associates and joint ventures	-		(13)		4
Income tax benefit (expense) related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	72		(155)		94
Total other comprehensive income (loss)	(1,916)		1,085		(5,687)
Total other comprehensive income (loss) gain attributable to:
Equity holders of the parent	(1,883)		1,314		(5,536)
Non-controlling interests	(33)		(229)		(151)
		(1,916)		1,085		(5,687)
Total comprehensive income (loss)		(5,385)		(1,490)		(6,661)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(5,235)		(1,231)		(6,622)
Non-controlling interests		(150)		(259)		(39)
Total comprehensive income (loss)		(5,385)		(1,490)		(6,661)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)
											Reserves

											Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
		Shares[1,2]		Share capital		Treasury Shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
	Balance at December 31, 2011	1,549	-	9,403		(419)	-	-	19,056	30,710	(2,880)	235	764	(4,127)	52,742	3,762	56,504
	Net loss (including non-controlling interests)	-	-	-		-	-	-	-	(3,352)	-	-	-	-	(3,352)	(117)	(3,469)
	Other comprehensive income (loss)	-	-	-		-	-	-	-	-	636	(449)	(937)	(1,133)	(1,883)	(33)	(1,916)
	Total comprehensive income (loss)	-	-	-		-	-	-	-	(3,352)	636	(449)	(937)	(1,133)	(5,235)	(150)	(5,385)
	Issuance of subordinated perpetual capital securities	-		-		-	650	-	-	(8)	-	-	-	-	642	-	642
	Recognition of share based payments	-	-	-		5	-	-	26	-	-	-	-	-	31	-	31
	Dividend	-	-	-		-	-	-	-	(1,161)	-	-	-	-	(1,161)	(20)	(1,181)
	Acquisition of non-controlling interests (note 4)	-	-	-		-	-	-	-	1	-	-	-	-	1	(33)	(32)
	Disposal of non-controlling interests (note 3)	-	-	-		-	-	-	-	-	-	-	-	-	-	(140)	(140)
	Other movements	-	-	-		-	-	-	-	(4)	-	-	-	-	(4)	31	27
	Balance at December 31, 2012	1,549	-	9,403		(414)	650	-	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
	Net loss	-	-	-	-	-	-	-	-	(2,545)	-	-	-		(2,545)	(30)	(2,575)
	Other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	(666)	(110)	68	2,022	1,314	(229)	1,085
	Total comprehensive income (loss)	-		-		-	-	-	-	(2,545)	(666)	(110)	68	2,022	(1,231)	(259)	(1,490)
	Offering of common shares	105		608		-	-	-	1,148	-	-	-	-		1,756	-	1,756
	Mandatorily convertible notes	-		-		-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
	Baffinland dilution	-		-		-	-	-	-	-	-	-	-	-	-	(208)	(208)
	Other changes in non-controlling interests (note 4)	-		-		-	-	-	-	722	-	-	-	-	722	402	1,124
	Recognition of share based payments	-	-	-	-	-	-	-	18	-	-	-	-	-	18	-	18
	Dividend	-	-	-	-	-	-	-	-	(332)	-	-	-	-	(332)	(23)	(355)
	Coupon on subordinated perpetual capital securities			-	-	-	-	-	-	(57)	-	-	-	-	(57)	-	(57)
	Other movements	-	-	-	-	-	-	-	-	63	-	-	-	-	63	18	81
	Balance at December 31, 2013	1,654`	-	10,011	-	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
	Net loss	-		-		-	-	-	-	(1,086)	-	-	-		(1,086)	112	(974)
	Other comprehensive income (loss)	-		-		-	-	-	-	-	(4,717)	104	510	(1,433)	(5,536)	(151)	(5,687)
	Total comprehensive income (loss)	- -		-		-	-	-	-	(1,086)	(4,717)	104	510	(1,433)	(6,622)	(39)	(6,661)
	Redemption of subordinated perpetual capital securities			-		-	(650)	-	-	(7)	-	-	-		(657)	-	(657)
	Option premiums on treasury shares (note 19)	-		-		-	-	-	-	(309)	-	309	-	-	-	-	-
	Mandatory convertible bonds extension (note 4)	-		-		-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Other changes in non-controlling interests	-		-		-	-	-	-	(34)	-	-	-	-	(34)	(75)	(109)
	Recognition of share based payments	-		-		15	-	-	10		-	-	-	-	25	-	25
	Dividend	-		-		-	-	-	-	(333)	-	-	-	-	(333)	(118)	(451)
	Coupon on subordinated perpetual capital securities			-		-	-	-	-	(22)	-	-	-	-	(22)	-	(22)
	Other movements	-		-		-	-	-	-	(64)	-	-	-	-	(64)	(27)	(91)
	Balance at December 31, 2014	1,654 `		10,011		(399)	-	1,838	20,258	22,182	(7,627)	89	405	(4,671)	42,086	3,074	45,160
[1]	Excludes treasury shares
[2]	In millions of shares
							The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2013	2014
Operating activities:
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation (notes 10, 11 and 12)	4,702	4,695	3,939
Impairment (notes 10 and 12)	5,035	444	264
Interest expense (note 20)	2,031	1,890	1,565
Interest income (note 20)	(157)	(113)	(96)
Income tax (benefit) expense (note 21)	(1,906)	215	454
Write-downs (recoveries) of inventories to net realizable value and expense related to onerous supply contracts	(154)	15	17
Provisions for labor agreements and separation plans	306	361	90
Litigation provisions (reversals)	86	18	(52)
Recycling of deferred gain on raw material hedges	(566)	(92)	-
Net gain on disposal of subsidiaries and net assets	(573)	(28)	(192)
(Income) loss from investments in associates, joint ventures and other investments (note 13)	(158)	442	172
Provision on pensions and OPEB (note 25)	443	670	591
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds (note 20)	99	12	(112)
Income tax amnesty expenses (note 20)	-	80	161
Unrealized foreign exchange effects	54	341	413
Other provisions and non-cash operating expenses net	(4)	(167)	433
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable	1,153	115	537
Inventories	2,794	(609)	(122)
Trade accounts payable	(1,123)	1,258	(47)
Interest paid	(1,751)	(1,967)	(1,713)
Interest received	57	106	97
Income taxes paid	(555)	(102)	(337)
Dividends received from associates, joint ventures and other investments	205	219	209
Cash contributions to plan assets and benefits paid for pensions and OPEB (note 25)	(1,162)	(709)	(674)
VAT and other amount received (paid) from/to public authorities	241	(14)	(112)
Other working capital and provisions movements	(288)	(209)	(641)
Net cash provided by operating activities	5,340	4,296	3,870
Investing activities:
Purchase of property, plant and equipment and intangibles including cash outflows in connection with exploration/evaluation activities of 19, 2 and nil in 2012, 2013 and 2014, respectively.	(4,717)	(3,452)	(3,665)
Disposal of net assets of subsidiaries, net of cash disposed of (477), (48) and (85) in 2012, 2013 and 2014, respectively (note 3)	544	34	232
Acquisition of associates and joint ventures (note 13)	(43)	(173)	(258)
Disposals of financial assets	463	511	532
Other investing activities net	23	203	82
Net cash used in investing activities	(3,730)	(2,877)	(3,077)
Financing activities:
Proceeds/(Payments) from/(of) subordinated perpetual capital securities (note 19)	642	-	(657)
(Acquisition) disposal of non-controlling interests (note 4)	(62)	1,100	(17)
Proceeds from short-term debt	1,685	1,172	1,855
Proceeds from long-term debt	4,086	76	2,419
Payments of short-term debt	(3,655)	(4,696)	(4,545)
Payments of long-term debt	(2,427)	(846)	(1,282)
Proceeds from mandatorily convertible notes (note 19)	-	2,222	-
Common stock offering	-	1,756	-
Dividends paid (includes 20, 26 and 108 of dividends paid to non-controlling shareholders in 2012, 2013 and 2014 respectively)	(1,191)	(415)	(458)
Other financing activities net	(97)	(128)	(65)
Net cash (used in) provided by financing activities	(1,019)	241	(2,750)
Effect of exchange rate changes on cash	(13)	19	(230)
Net increase (decrease) in cash and cash equivalents	578	1,679	(2,187)
Cash and cash equivalents:
At the beginning of the year	3,824	4,402	6,072
Reclassification of the period-end cash and cash equivalent (to) from held for sale	-	(9)	8
At the end of the year	4,402	6,072	3,893
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: NATURE OF BUSINESS, BASIS OF PRESENTATION AND CONSOLIDATION

Nature of business

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “Operating Subsidiaries”. These consolidated financial statements were authorized for issuance on February 24, 2015 by the Company’s Board of Directors.

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

As from January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus. Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and prior period segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. ArcelorMittal’s reportable segments changed to NAFTA, Brazil and neighboring countries (“Brazil”), Europe, Africa & Commonwealth of Independent States ("ACIS") and Mining. The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged with the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged.

Adoption of new IFRS standards, amendments and interpretations applicable in 2014

On January 1, 2014, the Company adopted amendments to IAS 32 “Financial Instruments: Presentation” as issued by the IASB on December 16, 2011, amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Separate Financial Statements” as issued by the IASB on October 31, 2012 and International Financial Reporting Interpretations Committee (“IFRIC”) 21 “Levies” as issued by the IASB on May 20, 2013. In addition the Company adopted amendments to IAS 39 “Financial Instruments: Recognition and Measurement” as issued by the IASB on June 27, 2013. All amendments and interpretations are effective for annual periods beginning on or after January 1, 2014.

•         Amendments to IAS 32 clarify the application of the offsetting of financial assets and financial liabilities requirement.

•         Amendments to IFRS 10, IFRS 12 and IAS 27 apply to a particular class of businesses that qualifies as investment entities which must also evaluate the performance of their investments on a fair value basis.

•         Amendments to IAS 39 clarify that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met.

•         IFRIC 21 clarifies that an entity should recognize a liability for a levy only when the activity that triggers a payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recognized before the specified minimum threshold is reached.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On May 29, 2013, the IASB published amendments to IAS 36 “Impairment of Assets” which are effective for annual periods beginning on or after January 1, 2014 and were early adopted by the Company on January 1, 2013.

The adoption of the new interpretation and amendments did not have a material impact on the Company’s consolidated financial statements.

New IFRS standards and interpretations applicable from 2015 onward

On November 21, 2013, the IASB published amendments to IAS 19 “Employee Benefits”, which clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the numbers of years of service. These amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments will not have a material impact on the consolidated financial statements of the Company.

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

•         IAS 38 “Intangible Assets”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

These amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments will not have a material impact on the consolidated financial statements of the Company.

Also, on December 12, 2013, the IASB published Annual Improvements 2011-2013 as part of its annual improvements process to make amendments to the following standards:

•         IFRS 1 “First-time Adoption of International Financial Reporting Standards”, provides additional guidance for the effectiveness of IFRSs

•         IFRS 3 “Business Combinations”, clarifies the scope of exception for joint arrangements

•         IFRS 13 “Fair Value Measurement”, clarifies the scope of portfolio exception

•         IAS 40 “Investment Property”, provides clarification of the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

These amendments are effective for annual periods beginning on or after July 1, 2014. The adoption of these amendments will not have a material impact on the consolidated financial statements of the Company.

On January 30, 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”. The aim of this standard is to enhance the comparability of financial reporting by entities that are engaged in rate-regulated activities. This standard is effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of this new standard will not have an impact on the consolidated financial statements of the Company as it applies to IFRS first-time adopters.

On May 6, 2014, the IASB published amendments to IFRS 11 “Joint Arrangements”. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

On May 12, 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”. The IASB clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative and relevant disclosures. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. This standard is effective for annual periods beginning on or after January 1, 2017. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.

On June 30, 2014, the IASB issued amendments to IAS 16 and IAS 41 “Agriculture” which changes the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16, because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of these new amendments.

On July 24, 2014, the IASB issued the final version of IFRS 9 “Financial Instruments (2014)” which replaces IAS 39, bringing together the classification and measurement, impairment and hedge accounting. The final version of the standard contains requirements in the following areas:

•         Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The final version of IFRS 9 introduces a 'fair value through other comprehensive income' category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39, however there are differences in the requirements regarding the measurement of an entity's own credit risk.

•         Impairment. The final version of IFRS 9 introduces an 'expected credit loss' model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•         Hedge accounting. The standard introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•         Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.

On August 12, 2014, the IASB published amendments to IAS 27 which will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have an impact on the consolidated financial statements of the Company as they apply to separate financial statements.

On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” which address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture.  The amendments set out that a full gain or loss is recognized when the assets constitute a business or a partial gain or loss is recognized when the assets do not constitute a business. The amendments will be effective from annual periods commencing on or after 1 January 2016. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

On September 25, 2014, the IASB issued Annual Improvements 2012-2014 to make amendments to the following standards:

•         IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” introduces guidance relating to changes in methods of disposal,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         IFRS 7 “Financial Instruments: Disclosures” provides additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset and clarifies the applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements,

•         IAS 19, clarifies determination of the discount rate in a regional market sharing the same currency,

•         IAS 34 “Interim Financial Reporting” clarifies the meaning of 'elsewhere in the interim report' and the requirements relating to cross-reference disclosure in the interim financial report.

The amendments will be effective from annual periods commencing on or after July 1, 2016. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon the adoption of these new amendments.

On December 18, 2014, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 28 which clarify the scope and measurement method regarding consolidation and disclosure of investment entities. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have an impact on the consolidated financial statements of the Company as they apply to investment entities.

On December 18, 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” which clarify various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies.  These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have a material impact on the consolidated financial statements of the Company.

The Company does not plan to early adopt the new accounting standards, amendments and interpretations.

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

Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the principal Operating Subsidiaries is the local currency, except for ArcelorMittal Kryvyi Rih, ArcelorMittal Mexico, ArcelorMittal Mines Canada, ArcelorMittal Point Lisas, ArcelorMittal Temirtau and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro.

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

Trade accounts payable and other

Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value.

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight and shipping and handling costs. Interest charges, if any, on purchases have been recorded as financing costs.  Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Goodwill

Goodwill arising on an acquisition is recognized as previously described within the business combinations section.

Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. As of January 1, 2014, the Company implemented changes to its organizational structure and its internal reporting which has a greater geographical focus. The operating segments have been changed to NAFTA, Brazil, Europe, ACIS and Mining to reflect the new structure. See note 27 for further discussion of the Company’s operating segments.

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are recorded at fair value. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by governments or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of depreciation.

Biological assets

Biological assets are part of the Brazil operating segment and consist of eucalyptus forests exclusively from renewable plantations and intended for the production of charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices.

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment. Cost includes all related costs directly attributable to the acquisition or construction of the asset. Except for land and assets used in mining activities, property, plant and equipment is depreciated using the straight-line method over the useful lives of the related assets as presented in the table below.

Asset Category	Useful Life Range
Land	Not depreciated
Buildings	10 to 50 years
Property plant & equipment	15 to 50 years
Auxiliary facilities	15 to 45 years
Other facilities	5 to 20 years

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are expensed as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Mining assets comprise:

•         Mineral rights acquired;

•         Capitalized developmental stripping (as described below in “Stripping and overburden removal costs”).

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

Capitalization of pre-production expenditures ceases when the mining property is capable of commercial production as it is intended by management. General administration costs that are not directly attributable to a specific exploration area are charged to the consolidated statements of operations.

Property, plant and equipment under construction is recorded as construction in progress until it is ready for its intended use; thereafter it is transferred to the related class of property, plant and equipment and depreciated over estimated useful lives. Interest incurred during construction is capitalized if the borrowing cost is directly attributable to the construction. Gains and losses on retirement or disposal of assets are recognized in cost of sales.

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

The residual values and useful lives of property, plant and equipment are reviewed at each reporting date and adjusted if expectations differ from previous estimates. Depreciation methods applied to property, plant and equipment are reviewed at each reporting date and changed if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset. During 2014, the Company performed a review of the useful lives of its assets and determined its maintenance and operating practices have enabled a change in the useful lives of plant and equipment (see note 12).

Mining Reserves

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

Production stripping costs are incurred to extract the ore in the form of inventories and / or to improve access to an additional component of an ore body or deeper levels of material. Production stripping costs are accounted for as inventories to the extent the benefit from production stripping activity is realized in the form of inventories. Production stripping costs are recognized as a non-current asset (“stripping activity assets”) to the extent it is probable that future economic benefit in terms of improved access to ore will flow to the Company, the components of the ore body for which access has been improved can be identified and the costs relating to the stripping activity associated with that component can be measured reliably.

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

Asset retirement obligations

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment. Subsequently, when reliably measurable, ARO is recorded on the consolidated statements of financial position increasing the cost of the asset and the fair value of the related obligation. Foreign exchange gains or losses on AROs denominated in foreign currencies are recorded in the consolidated statement of operations.

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

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an Operating Subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2014, the Company determined it has 70 cash-generating units.

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

Goodwill is tested for impairment annually at the level of the groups of cash-generating units which correspond to the operating segments as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill impairment test as of October 31, 2014 reflects the historical structure of the Company (five operating segments) as of the testing date. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the groups of cash-generating units are determined as the higher of (1) fair value less cost to sell or (2) value in use. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the forecast period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market.

Cash flow forecasts are derived from the most recent financial budgets for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate. This rate does not exceed the average long-term growth rate for the relevant markets. Once recognized, impairment losses for goodwill are not reversed.

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

Assets held under lease arrangements that are not finance leases are classified as operating leases and are not recognized in the consolidated statements of financial position. Payments made under operating leases are recognized in cost of sales in the consolidated statements of operations on a straight-line basis over the lease terms.

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

Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is considered as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment.

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

Assets held for sale

Non-current assets and disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately in the consolidated statements of financial position and are not depreciated.

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

The retirement benefit obligation recognized in the consolidated statements of financial position represents the present value of the defined benefit obligation less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Any asset resulting from this calculation is limited to the present value of available refunds and reductions in future contributions to the plan.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company recognizes gains and losses on the curtailment of a defined benefit plan when the curtailment occurs. The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, any change in the present value of the defined benefit obligation, any related actuarial gains and losses and past service cost that had not been previously recognized. Past service cost is the change in the present value of the defined benefit obligation resulting from a plan amendment or a curtailment. Past service cost is recognized immediately in the consolidated statements of operations in the period in which it arises.

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

Other long-term employee benefits include various plans that depend on the length of service, such as long service and sabbatical awards, disability benefits and long term compensated absences such as sick leave. The amount recognized as a liability is the present value of benefit obligations at the consolidated statements of financial position date, and all changes in the provision (including actuarial gains and losses or past service costs) are recognized in the consolidated statements of operations in the period in which they arise.

The expense associated with the above pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position is based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates, and retirement rates.

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

Income taxes

The tax currently payable is based on taxable profit (loss) for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted as of the consolidated statements of financial position date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the profit reported in the consolidated statement of operations.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

The carrying amount of deferred tax assets is reviewed at each consolidated statements of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to enable all or part of the asset to be recovered. The Company reviews the deferred tax assets in the different jurisdictions in which it operates to assess the possibility of realizing such assets based on projected taxable profit, the expected timing of the reversals of existing temporary differences, the carry forward period of temporary differences and tax losses carried forward and the implementation of tax-planning strategies. Due to the numerous variables associated with these judgments and assumptions, both the precision and reliability of the resulting estimates of the deferred tax assets are subject to substantial uncertainties.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Note 21 describes the total deferred tax assets recognized in the consolidated statements of financial position and the estimated future taxable income required to utilize the recognized deferred tax assets.

Fair value

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

Financial instruments

Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments principally to manage its exposure to fluctuation in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances. Derivative financial instruments are classified as current assets or liabilities based on their maturity dates and are accounted for at the trade date. Embedded derivatives are separated from the host contract and accounted for separately if they are not closely related to the host contract. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

Non-derivative financial instruments

Non-derivative financial instruments include cash and cash equivalents, trade and other receivables, investments in equity securities, trade and other payables and debt and other liabilities. These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

The Company classifies its investments in equity securities that have readily determinable fair values as available-for-sale, which are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale equity securities

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

are reported in the consolidated statements of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an average cost method.

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

Revenue from the sale of iron ore or is recognized when the risk and rewards of ownership are transferred to the buyer. The selling price is contractually determined on a provisional basis, based on a reliable estimate of the selling price and adjustments in

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the price may subsequently occur depending on movements in the reference price or contractual iron ore prices to the date of the final pricing and final product specifications.

Shipping and handling costs

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

Financing costs

Financing costs include interest income and expense, amortization of discounts or premiums on borrowings, foreign exchange gains and losses, accretion of long-term liabilities and defined benefit obligations.

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

Segment reporting

ArcelorMittal reports its operations in five reportable segments: NAFTA, Brazil and neighboring countries (“Brazil”), Europe, ACIS, and Mining.

The Company is organized in five operating segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the group management board “GMB”.

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

Geographical information, by country or region, is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. Unless otherwise stated in the table heading as a segment disclosure, these disclosure are specific to the country or region stated. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness.

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

There were no significant acquisitions in 2012 and 2014. The significant acquisition made and finalized during the year ended December 31, 2013 consists of:

DJ Galvanizing

On January 11, 2013, ArcelorMittal acquired control of the joint operation DJ Galvanizing, a hot dip galvanizing line located in Canada, through the acquisition of the 50% interest held by the other joint operator. The total consideration paid was 57. The Company recognized in cost of sales a gain of 47 relating to the fair valuation of the previously held 50% interest. DJ Galvanizing is part of the NAFTA reportable segment. The revenue and the net result consolidated in 2012, 2013 and 2014 amounted to 17, 21 and 27 and (2), (3) and (2) respectively.

Summary of significant acquisitions

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2013:

2013
DJ Galvanizing
Current assets	2
Property, plant & equipment	112
Total assets acquired	114
Total net assets acquired	114
Previously held equity interests	10
Purchase price, net	57
Bargain purchase	(47)[1]

1                The amount is related to the fair valuation of the previously held 50% interest.

Divestments

On June 20, 2012, ArcelorMittal sold its steel foundation distribution business in North America, Skyline Steel, to Nucor Corporation for a total net cash consideration of 674 including the final working capital adjustment. Skyline Steel was part of the Europe reportable segment. The net assets sold include a portion of the goodwill allocated to the Europe segment for 55. The gain on disposal of 331 was recognized in cost of sales.

On July 24, 2012, ArcelorMittal signed an agreement to sell its 48.1% stake in Paul Wurth to SMS GmbH for a total cash consideration of 388 (cash outflow of 89 net of cash disposed). Paul Wurth is an international engineering company offering the design and supply of the full-range of technological solutions for the iron and steel industry and other metal sectors. Paul Wurth was a consolidated subsidiary included in the ACIS reportable segment. The net assets sold include a portion of the goodwill allocated to ACIS for 42. The Company also reclassified from other comprehensive income to the statements of operations a positive foreign exchange translation difference amounting to 25.The gain on disposal of 242 was recognized in cost of sales.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On February 20, 2013, ArcelorMittal decreased its shareholding in Baffinland Iron Mines LP (“Baffinland”) from 70% to 50% following a joint operation agreement signed with Nunavut Iron Ore. In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. Baffinland was and remains part of the Mining reportable segment. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights. As a result of the joint operating agreement, ArcelorMittal has derecognized the assets (including a portion of the goodwill allocated to the Mining segment for 91), liabilities and non-controlling interests for 508. The Company recognized an aggregate amount of 531 including 139 for the cash consideration received (50% of total consideration of 278) and 392 for its 50% interest in the fair value of Baffinland’s assets and liabilities. The resulting difference was a gain of 23 recorded in cost of sales. On October 1, 2013, ArcelorMittal and Nunavut Iron Ore structured the joint arrangement as a joint venture. As a result, the Company derecognized its 50% interest in the assets and liabilities of Baffinland and accounted for its investment under the equity method (see note 13).

In the framework of a strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, the Company completed the sale of a 21% controlling stake in ArcelorMittal Algérie Spa (previously ArcelorMittal Annaba) to Sider for a nil cash consideration on December 17, 2013. ArcelorMittal Algérie Spa is an integrated steel plant in Algeria producing both flat and long steel products in El Hadjar, Annaba. As a result of the sale, ArcelorMittal’s stake decreased from 70% to 49% and the Company accounted for its remaining interest under the equity method (see note 13). The Company derecognized net liabilities of 24 (including 38 of cash disposed of). The gain on disposal of 5 was recognized in cost of sales. The strategic agreement foresaw also the sale of a controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. At December 31, 2013, the related assets and liabilities were classified as held for sale and they remained held for sale as of December 31, 2014 (see note 5).

On April 30, 2014, the Company completed the extension of its partnership with Bekaert Group (“Bekaert”) in Latin America to Costa Rica and Ecuador. It transferred 73% of the wire drawing business of ArcelorMittal Costa Rica and its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil, previously a branch of Belgo Bekaert Arames (“BBA”), to Bekaert. ArcelorMittal acquired a 27% non-controlling interest in the Ideal Alambrec Ecuador plant controlled by Bekaert. The two transferred businesses were part of the Brazil reportable segment.

On May 30, 2014, the Company completed the disposal of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. (“Kiswire”) in South Korea and certain other entities of its steel cord business in the US, Europe and Asia to Kiswire Ltd. These various entities were part of the Europe reportable segment. On the closing date, the Company received a preliminary cash consideration of 55 (39 net of cash of 16 disposed) subsequently revised to 57 after final determination of net debt and working capital situation on closing date. The existing intra group debt of the sold subsidiaries of 102 was assumed by Kiswire and is expected to be repaid at the latest during the first half of 2015.

On June 30, 2014, ArcelorMittal completed the sale of its 78% stake in the European port handling and logistics company ATIC Services S.A. (“ATIC”) for €155 million (144 net of cash of 68 disposed of) to H.E.S. Beheer. ATIC was part of the Europe reportable segment. As a result of the disposal, non-controlling interests decreased by 81.

On July 31, 2014, ArcelorMittal completed the sale of all of the shares of Circuit Foil Luxembourg, which manufactures electrodeposited copper foils for the electronics industry, and certain of its subsidiaries (“Circuit Foil”) to Doosan Corporation, a South Korean conglomerate. The cash consideration amounted to 50 (49 net of cash of 1 disposed of). Circuit Foil was included in the Europe reportable segment.

The result on disposal for the above mentioned 2014 disposals was immaterial. The aggregate net assets disposed of amounted to 250.

On December 11, 2014, the Company contributed the shares of an energy production facility in the Czech Republic and a second energy production facility in Poland (Europe segment) with a total carrying  amount of 43 into the new joint venture Tameh Holding Sp.Z.o.o (“Tameh”) created with Tauron Group (see note 13). Upon contribution, the interest in the new joint venture was measured at fair value for 120.

On December 31, 2014, ArcelorMittal completed the disposal of the Kuzbass coal mines (“Kuzbass”) located in the Kemerovo region in Russia to the Russian National Fuel Company. The existing intra group debt of 138 was assumed by the buyer who will repay a net amount of RUB 1.5 billion (25) in monthly installments until June 2017. Kuzbass was part of the Mining reportable segment. The net assets sold include a portion of the goodwill allocated to Mining for 3. The Company also reclassified from other comprehensive income to the consolidated statements of operations a positive foreign exchange translation difference amounting to 45. The net gain on disposal of 79 was recognized in cost of sales.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The table below summarizes the significant divestments made in 2012, 2013 and 2014:

	2012		2013	2014
	Skyline Steel	Paul Wurth	ArcelorMittal Algérie	Kuzbass
Current assets	365	794	301	6
Property, plant and equipment	48	58	122	62
Intangible assets	6	15	-	2
Other assets	7	59	24	1
Total assets	426	926	447	71
Current liabilities	137	545	263	151
Other long-term liabilities	1	109	208	70
Non-controlling interests	-	3	-	-
Total liabilities	138	657	471	221
Total net assets (liabilities)	288	269	(24)	(150)
Non-controlling interests	-	140	(7)	-
Allocated goodwill	55	42	-	3
% of net assets sold	100%	100%	21%	99%
Total net assets (liabilities) disposed of	343	171	(5)	(147)
Cash consideration received	674	388	-	-
Write-off of the intra group debt not assumed by the buyer	-	-	-	(113)
Reclassification of foreign exchange translation difference	-	25	-	45
Gain on disposal	331	242	5	79

	2013
	Baffinland
Current assets	14
Property, plant and equipment	628
Intangible assets	82
Other assets	30
Total assets	754
Current liabilities	15
Other long-term liabilities	114
Total liabilities	129
Total net assets	625
Non-controlling interests	208
Allocated goodwill	91
Total net assets derecognized	508
Cash consideration received	139
Fair value of assets derecognized	392
Gain on disposal	23

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 4: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

As described below, there were changes in the Company’s non-controlling interests during 2012, 2013 and 2014.

Alliance Metal

On May 15, 2012, the Company acquired the remaining 33.98% non-controlling stake in Alliance Metal, a steel processor based in France (Europe segment). The cash consideration paid was 10. The Company recorded a decrease of 17 directly in equity.

PUW

On October 17, 2012, the Company acquired the remaining 39.46% non-controlling stake in Przedsiebiorstwo Uslug Wodociagowych HKW (“PUW”) in Poland (Europe segment). The cash consideration paid was 10. The Company recorded a decrease of 1 directly in equity.

ArcelorMittal Contagem

On October 31, 2012, the Company acquired the remaining 30% non-controlling stake in ArcelorMittal Contagem (previously Manchester Tubos), a steel processor part of the Brazil reportable segment. The total consideration was 12, of which 7 paid at December 31, 2012. The Company recorded an increase of 19 directly in equity.

ArcelorMittal Mines Canada

On December 31, 2012, ArcelorMittal signed an agreement pursuant to which ArcelorMittal Mines Canada Inc. (“AMMC”), a wholly owned subsidiary of ArcelorMittal (Mining segment), and a consortium led by POSCO and China Steel Corporation (“CSC”) created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

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

ArcelorMittal Liberia

On September 10, 2013, non-controlling interests in ArcelorMittal Liberia (Mining segment) decreased from 30% to 15% following a capital increase in which the government of Liberia was diluted. As a result of the dilution, the Company recorded a decrease of 4 directly in equity.

ArcelorMittal Luxembourg

On November 20, 2014, the Company acquired the remaining 0.14% of non-controlling interests in ArcelorMittal Luxembourg following a mandatory squeeze out procedure. The total consideration paid was 17. The Company recorded an increase of 6 directly in equity.

	2012
	Alliance Metal	ArcelorMittal Contagem	PUW	Total
Non-controlling interests	(7)	31	9	33
Cash paid, net	10	7	10	27
Debt outstanding on acquisition	-	5	-	5
Purchase price, net	10	12	10	32
Adjustment to equity attributable to the equity holders of the parent	(17)	19	(1)	1

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2013
	AMMC	ArcelorMittal Liberia	Total
Non-controlling interests	(374)	(28)	(402)
Purchase price (selling price), net	(1,100)*	(24)	(1,124)
Adjustment to equity attributable to the equity holders of the parent	726	(4)	722
* Selling price was settled in cash

	2014
	ArcelorMittal Luxembourg
Non-controlling interests	23
Purchase price (selling price), net	17*
Adjustment to equity attributable to the equity holders of the parent	6
* Purchase price was settled in cash

Other transactions with non-controlling interests

On December 28, 2009, the Company issued through Hera Ermac, a wholly-owned subsidiary, 750 unsecured and unsubordinated bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon) and are not listed. The Company has the option to call the mandatory convertible bonds until ten business days before the maturity date. Hera Ermac invested the proceeds of the bonds issuance and an equity contribution by the Company in notes issued by subsidiaries of the Company linked to the values of shares of Erdemir and China Oriental Group Company Ltd (“China Oriental”). On April 20, 2011, the Company signed an agreement for an extension of the conversion date of the mandatory convertible bonds to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds from 750 to 1,000.

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

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 902 (net of tax and fees) and debt for 91. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 49 and was recognized as financing costs in the consolidated statements of operations.

NOTE 5: ASSETS AND LIABILITIES HELD FOR SALE

On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of 169 (including 21 of external debt), of which 55 for equity and 114 for the net debt outstanding in the subsidiaries being purchased on the closing date. These various entities were part of the Europe reportable segment. At December 31, 2013, the Company wrote the carrying amount down to the net proceeds from the sale by 152 and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of 152 was included in income from associates, joint ventures and other investments for 111 with respect to the 50% interest in Kiswire ArcelorMittal Ltd. and in cost of sales for 41 with respect to subsidiaries included in the transaction. The fair value measurement of the steel cord business was determined using the contract price, a Level 3 unobservable input. The sale was completed on May 30, 2014 (see note 3).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Also, on December 9, 2013, ArcelorMittal signed an agreement with Bekaert Group (“Bekaert”) to extend its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal agreed to sell to Bekaert 73% of its wire business in ArcelorMittal Costa Rica and Cimaf Cabos, a cable business in Osasco (Sao Paulo) Brazil, previously a branch of Belgo Bekaert Arames (“BBA”). BBA is a consolidated entity in which ArcelorMittal holds a 55% controlling interest. These two businesses were part of the Brazil reportable segment. ArcelorMittal also acquired a non-controlling stake in the Ideal Alambrec Ecuador wire plant owned by Bekaert. The transaction was completed on April 30, 2014 (see note 3).

On September 18, 2014, ArcelorMittal entered into an agreement to establish a joint venture ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Anonim Sirketi (“AM RZK”) in Turkey. This joint venture will include assets and liabilities of the Company’s wholly owned subsidiary, Rozak Demir Profil Ticaret ve Sanayi Anonim Sirketi (“Rozak”). ArcelorMittal will hold 50% in the joint venture AM RZK. Accordingly, assets and liabilities of Rozak subject to the transaction are classified as held for sale at December 31, 2014. Rozak is part of the Europe reportable segment.

On October 21, 2014, the Company entered into an agreement with Coils Lamiere Nastri S.P.A. (“CLN”) to establish a joint venture ArcelorMittal CLN Distribuzione Italia S.r.l. (“AMCDI”). In order to create this joint venture, ArcelorMittal will contribute assets and liabilities of its wholly owned subsidiary ArcelorMittal Distribution Solutions Italia S.R.L (“AMDSI”) to AMCDI in which ArcelorMittal expects to hold a 50% interest. Accordingly, assets and liabilities of AMDSI subject to the transaction are classified as held for sale at December 31, 2014. AMDSI is part of the Europe reportable segment.

On November 14, 2014, ArcelorMittal signed a memorandum of understanding with the Banque et Caisse d’Epargne de l’Etat (“BCEE”) whereby the Company and BCEE irrevocably agreed to sell and buy, respectively, the building in Avenue de la Liberté in Luxembourg city (the “Liberté Building”), formerly the headquarters of the Company. Accordingly, the property was classified as held for sale at December 31, 2014. The disposal was completed on January 23, 2015.

On November 25, 2014 and subsequently to the strategic agreement signed on October 5, 2013, ArcelorMittal signed an agreement with Sider and Ferphos Group, two Algerian state-owned entities, for the sale of a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. ArcelorMittal Tebessa was part of the Mining reportable segment. The sale of ArcelorMittal Tebessa was completed on January 10, 2015.

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	2013

	ArcelorMittal Tebessa	Bekaert	Steel cord business	Total
ASSETS
Current assets:
Cash and cash equivalents	-	-	9	9
Trade accounts receivable and other	2	8	52	62
Inventories	25	18	26	69
Prepaid expenses and other current assets	1	-	4	5
Total current assets	28	26	91	145
Non-current assets:
Intangible assets	-	-	9	9
Property, plant and equipment	17	14	49	80
Investments in associates and joint ventures	-	-	54	54
Deferred tax assets	3	-	-	3
Other assets	-	-	1	1
Total non-current assets	20	14	113	147
Total assets	48	40	204	292

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	-	-	20	20
Trade accounts payable and other	8	7	28	43
Accrued expenses and other liabilities	2	2	2	6
Income tax liabilities	1	-	-	1
Total current liabilities	11	9	50	70
Non-current liabilities:
Long-term debt, net of current portion	-	-	5	5
Long-term provisions	7	-	1	8
Total non-current liabilities	7	-	6	13
Total liabilities	18	9	56	83

	2014
	Rozak	AMDSI	Liberté Building	ArcelorMittal Tebessa	Total
ASSETS
Current assets:
Cash and cash equivalents	1	-	-	-	1
Trade accounts receivable and other	92	10	-	-	102
Inventories	76	53	-	28	157
Prepaid expenses and other current assets	10	1	-	2	13
Total current assets	179	64	-	30	273
Non-current assets:
Intangible assets	13	-	-	-	13
Property, plant and equipment	12	12	79	17	120
Deferred tax assets	-	4	-	3	7
Other assets	-	1	-	-	1
Total non-current assets	25	17	79	20	141
Total assets	204	81	79	50	414
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	34	-	-	-	34
Trade accounts payable and other	54	6	-	9	69
Accrued expenses and other liabilities	3	5	-	3	11
Total current liabilities	91	11	-	12	114
Non-current liabilities:
Long-term debt, net of current portion	24	-	-	-	24
Long-term provisions	1	3	-	3	7
Deferred employee benefits	-	2	-	5	7
Deferred tax liabilities	3	2	-	-	5
Total non-current liabilities	28	7	-	8	43
Total liabilities	119	18	-	20	157

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 6: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31,
	2013	2014
Cash at bank	4,241	2,127
Term deposits	597	506
Money market funds[1]	1,234	1,260
Total	6,072	3,893

[1] Money market funds are highly liquid investments with a maturity of 3 months or less from the date of acquisition.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Restricted cash of 160 and 123 included a cash deposit of 75 and 75 in connection with the mandatory convertible bonds (see note 19) and a guarantee deposit of 53 and 23 related to a bank debt of an associate at December 31, 2013 and December 31, 2014, respectively.

NOTE 7: TRADE ACCOUNTS RECEIVABLE AND OTHER

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2013	2014
Gross amount	5,104	3,871
Allowance for doubtful accounts	(218)	(175)
Total	4,886	3,696

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

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2013	2014
NAFTA	318	307
Brazil	850	815
Europe	3,195	2,021
ACIS	310	450
Mining	208	100
Other activities	5	3
Total	4,886	3,696

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2013			2014
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	4,000	(40)	3,960	2,942	(1)	2,941
Overdue 1-30 days	477	(1)	476	477	(2)	475
Overdue 31-60 days	159	(3)	156	111	(1)	110
Overdue 61-90 days	99	(4)	95	50	(1)	49
Overdue 91-180 days	78	(4)	74	57	(5)	52
More than 180 days	291	(166)	125	234	(165)	69
Total	5,104	(218)	4,886	3,871	(175)	3,696

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2011	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2012
229	64	(71)	(20)	202

Balance as of December 31, 2012	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2013
202	69	(45)	(8)	218

Balance as of December 31, 2013	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2014
218	43	(44)	(42)	175

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2012, 2013 and 2014 was 33.9 billion, 35.4 billion and 37.8 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate).

Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized within net financing costs in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 were 182, 172 and 150, respectively.

NOTE 8: INVENTORIES

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,495 and 1,293 as of December 31, 2013 and 2014, respectively, are comprised of the following:

	December 31,
	2013	2014
Finished products	6,523	6,264
Production in process	4,350	3,701
Raw materials	6,590	5,691
Manufacturing supplies, spare parts and other	1,777	1,648
Total	19,240	17,304

The amount of inventory pledged as collateral was nil as of December 31, 2013 and 2014.

The movement in the allowance for obsolescence is as follows:

Balance as of December 31, 2011	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2012
1,542	1,225	(1,352)	12	1,427

Balance as of December 31, 2012	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2013
1,427	821	(745)	(8)	1,495

Balance as of December 31, 2013	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2014
1,495	459	(491)	(170)	1,293

The amount of write-down of inventories to net realizable value recognized as an expense was 1,225, 821 and 459 in 2012, 2013 and 2014, respectively, and was reduced by 1,352, 745 and 491 in 2012, 2013 and 2014, respectively, due to normal inventory consumption.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 9: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of advance payments to public authorities (including value-added tax (“VAT”)), income tax receivable, derivative financial instruments, prepaid expenses and other receivables, which is made up of advances to employees, accrued interest, dividends receivable and other miscellaneous receivables.

	December 31,
	2013	2014
VAT receivables	1,412	1,102
Income tax receivable	310	106
Derivative financial instruments	64	192
Prepaid expenses and non-trade receivables	539	544
Collateral related to the put agreement on China Oriental [1]	381	112
Other	669	571
Total	3,375	2,627

1           On April 30, 2008, in order to restore the public float of China Oriental on the Hong Kong Stock Exchange (“HKSE”), the Company entered into a sale and purchase agreement with ING and Deutsche Bank for the sale of 509,780,740 shares representing approximately 17.40% of the issued share capital of China Oriental. The transaction also included put option agreements entered into with both banks. The consideration for the disposal of the shares was paid to Deutsche Bank and ING as collateral to secure the obligations of the Company under the put agreements. On April 30, 2014, the put option agreement with ING was extended to April 30, 2015. On the same date, following the exercise of the put option by Deutsche Bank with respect to 219,789,940 shares (representing 7.5% of the issued share capital of China Oriental), the Company entered into a sale and purchase agreement with Macquarie Bank Ltd for the sale of the 219,789,940 shares acquired from Deutsche Bank and a put option agreement maturing on April 30, 2015 (see note 13).

NOTE 10: GOODWILL AND INTANGIBLE ASSETS

The carrying amounts of goodwill and intangible assets are summarized as follows:

	2013	2014
Goodwill on acquisitions	7,735	7,322
Concessions, patents and licenses	570	488
Customer relationships and trade marks	411	278
Other	18	16
Total	8,734	8,104

Goodwill

As described in note 2, effective January 1, 2014, the Company has revised its operating segments due to an organizational change. As a result of this change, there are 5 operating segments: NAFTA, Brazil, Europe, ACIS and Mining. The discussion within this footnote reflects the impairment test results as of October 31 for the years ended December 31, 2013 and 2014. For the former operating segments of FCE, LCE, and AMDS, goodwill has been combined at the level of the new Europe reportable segment. For the other operating segments, goodwill was reallocated on the relative enterprise values of the underlying businesses, except Mining which remained unchanged. Goodwill acquired in business combinations for each of the Company’s operating segments retrospectively adjusted for the change in segmentation is as follows:

	December 31, 2012	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2013
NAFTA	2,555	-	(157)	-	2,398
Brazil	2,513	-	(181)	-	2,332
Europe	655	(4)	12	-	663
ACIS	1,456	-	-	-	1,456
Mining	985	-	(8)	(91)	886
Total	8,164	(4)	(334)	(91)	7,735

	December 31, 2013	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2014
NAFTA	2,398	-	(62)	-	2,336
Brazil	2,332	-	(275)	-	2,057
Europe	663	-	(48)	(11)	604
ACIS	1,456	-	1	-	1,457
Mining	886	-	(15)	(3)	868
Total	7,735	-	(399)	(14)	7,322

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Prior to January 1, 2014, the Company’s goodwill impairment testing was performed on the basis of eight reportable segments.  These segments, as well as the weighted average pre-tax discount rates used in connection with the historical goodwill impairment testing, are set forth below. Goodwill acquired in business combinations for each of the Company’s former operating segments as of December 31, 2013 is as follows:

	December 31, 2011	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2012
Flat Carbon Europe	2,876	(2,493)	26	-	409
Flat Carbon Americas	3,332	-	1	-	3,333
Long Carbon Europe	1,153	(1,010)	11	-	154
Long Carbon Americas	1,686	-	(16)	-	1,670
Tubular Products	79	-	-	-	79
AACIS	1,507	-	(12)	(42)	1,453
Distribution Solutions	936	(805)	5	(55)	81
Mining	902	-	83	-	985
TOTAL	12,471	(4,308)	98	(97)	8,164

	December 31, 2012	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2013
Flat Carbon Europe	409	-	14	-	423
Flat Carbon Americas	3,333	-	(158)	-	3,175
Long Carbon Europe	154	-	7	-	161
Long Carbon Americas	1,670	-	(155)	-	1,515
Tubular Products	79	-	(25)	-	54
AACIS	1,453	-	-	-	1,453
Distribution Solutions	81	(4)	(9)	-	68
Mining	985	-	(8)	(91)	886
TOTAL	8,164	(4)	(334)	(91)	7,735

Goodwill is tested at the group of cash-generating units (“GCGU”) level for impairment annually, as of October 31, or whenever changes in circumstances indicate that the carrying amount may not be recoverable. In all cases, the GCGU is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU was determined by estimating future cash flows. Such cash flow forecasts are derived from the most recent financial plans approved by management.

With respect to steel operations, the key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. The value in use of each GCGU was determined by estimating cash flows for a period of five years. Beyond the specifically forecasted period of five years, the Company extrapolates cash flows for the remaining years based on an estimated constant growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

Regarding mining operations, the key assumptions for the value in use calculations are primarily the discount rates, capital expenditure, expected changes to average selling prices, shipments and direct costs during the period. The value in use of each CGU was determined by estimating cash flows over the current life-of-the-mine plan or long term production plan. Cash flow forecasts include material from proven and probable ore reserves. The cash flow forecasts may also include net cash flows expected to be realized from extraction, processing and sale of material that does not currently qualify for inclusion in proved or

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

probable ore reserves. Such non-reserve material is only included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the mine.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	Flat Carbon Europe	Flat Carbon Americas	Long Carbon Europe	Long Carbon Americas	Tubular Products	AACIS	Mining	Distribution Solutions
GCGU weighted average pre-tax discount rate used in 2013 (in %)	10.4	10.5	10.7	12.9	16.1	14.1	16.4	10.5

	NAFTA	Brazil	Europe	ACIS	Mining
GCGU weighted average pre-tax discount rate used in 2014 (in %)	10.7	13.8	10.7	14.1	14.3

The results of the Company’s goodwill impairment tests as of October 31, 2014 did not result in an impairment of goodwill as the value in use, exceeded, in each case, the carrying amount of GCGU. The total value in use calculated for all GCGUs decreased slightly in 2014 as compared to 2013.

In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of the Mining, in particular a recovery in iron ore prices slower than expected by management, and ACIS segments.

Mining has a global portfolio of 15 operating units (of  which 7 units producing marketable ore form the Mining GCGU and the remaining captive mines are included in the steel CGUs to which they supply ore) with mines in operation and development and is among the largest iron ore producers in the world. It has production facilities in North and South America, Africa, Europe and CIS. The Company believes that prices, sales volumes and discount rates are the key assumptions most sensitive to change. Mining is affected by the industrial structural factors, demand trends in the steel industry and macroeconomic trends such as economic growth and foreign exchange rates. Discount rates may be affected by changes in countries’ specific risks. Mining  is exposed to global export and regional markets and volatile international raw material prices through its market priced shipments to ArcelorMittal’s steel operations as well as direct sales to third parties. Iron ore prices were particularly volatile during the second half of 2014 when they dropped to a historic low level. The value in use model prepared for the Mining segment includes average consensus forecast iron ore price assumptions from the fourth quarter of 2014 as defined by an analyst panel.  Such forecasts anticipate a slight recovery over a 5-year period. Operating margins are expected to recover partially in the near term through a reduction in production costs and higher volumes.

ACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. ACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks, in particular in Ukraine due to the current political and economic situation. The ACIS value in use model anticipates a limited recovery of sales volumes in 2015 compared to 2014 (12.8 million tonnes for the year ended December 31, 2014) with completion of reline and continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease in 2015 due to lower raw material prices and increase subsequently following  slight recovery in  raw materials while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

The following changes in key assumptions in projected earnings in every year of initial five-year period, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Mining	ACIS
Excess of recoverable amount over carrying amount	721	1,660
Increase in pre-tax discount rate (change in basis points)	106	172
Decrease in average selling price (change in %)	1.99	2.13
Decrease in shipments (change in %)	5.69	7.01
Decrease in terminal growth rate used in for the years beyond the five year plan (change in basis points)	n/a	144

The results of the Company’s goodwill impairment test as of October 31, 2012 for each GCGU resulted in an impairment of goodwill amounting to 4,308 with respect to European businesses and including 2,493, 1,010 and 805 for the Flat Carbon Europe, Long Carbon Europe and Distribution Solutions operating segments, respectively.

Other intangible assets

Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2012	(1,146)	(1,676)	(1,017)	(3,839)
Acquisitions	(17)	-	(6)	(23)
Disposals	(90)	(3)	(79)	(172)
Foreign exchange differences	(2)	(10)	(19)	(7)
Divestments (note 3)	(5)	-	(82)	(87)
Transfers and other movements	(52)	(4)	(14)	(42)
At December 31, 2013	(1,118)	(1,667)	(867)	(3,652)
Acquisitions	(18)	-	(4)	(22)
Disposals	(10)	(10)	-	(20)
Foreign exchange differences	(129)	(164)	(5)	(298)
Divestments (note 3)	(14)	(3)	(2)	(19)
Transfers to assets held for sale (note 5)	-	(47)	-	(47)
Transfers and other movements	(10)	(18)	(3)	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	(969)	(1,348)	(60)	(2,377)

Accumulated amortization and impairment losses
At December 31, 2012	(499)	(1,095)	(828)	(2,422)
Disposals	(89)	(3)	(79)	(171)
Amortization charge	(72)	(162)	(4)	(238)
Impairment charge	(83)	-	(79)	(162)
Foreign exchange differences	-	(2)	(17)	(19)
Divestments (note 3)	(5)	-	-	(5)
Transfers and other movements	(12)	-	-	(12)
At December 31, 2013	(548)	(1,256)	(849)	(2,653)
Disposals	(10)	(10)	-	(20)
Amortization charge	(55)	(88)	(3)	(146)
Impairment charge	-	-	-	-
Foreign exchange differences	(87)	(130)	(5)	(222)
Divestments (note 3)	(10)	(3)	(2)	(15)
Transfers to assets held for sale (note 5)	-	(34)	-	(34)
Transfers and other movements	(11)	(20)	-	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	(481)	(1,070)	(44)	(1,595)

Carrying amount
At December 31, 2013	(570)	(411)	(18)	(999)
At December 31, 2014	(488)	(278)	(16)	(782)

* Fully amortized assets correspond mainly to favorable contracts that are no longer used by the Company and exploration and evaluation assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In 2013, ArcelorMittal recognized impairment charges of 101 and 61 for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively.

The Company recognized net gains on sales of CO2 emission rights amounting to 220, 32 and 14 during the years ended December 31, 2012, 2013 and 2014, respectively.

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 285, 270 and 259 in the years ended December 31, 2012, 2013, and 2014, respectively.

NOTE 11: BIOLOGICAL ASSETS

The Company’s biological assets comprise growing forests (i.e. eucalyptus trees) located in the Brazilian the state of Minas Gerais, which supply charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke.

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31,
	2013	2014
At the beginning of the year	174	132
Additions	12	13
Disposals/Write-off	(8)	(1)
Harvests	(9)	(11)
Change in fair value*	(17)	11
Effects of foreign currency translation	(20)	(16)
At the end of the year	132	128
* Recognized in cost of sales in the consolidated statements of operations.

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years. Due to the level of unobservable inputs used in the valuation model, the Company classified such inputs as Level 3.

The actual planted area was 57,639 hectares (“ha”) and 60,806 ha at the end of 2013 and 2014 respectively and none of the Company’s biological assets are pledged as collateral as of December 31, 2014.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth, which at the end of 2013 and 2014 was equivalent to 27.01 m3/ha/year and 27.40 m3/ha/year, respectively.

The average net sales price of 42.77 Brazilian real (“BRL”) per m3 (BRL 39.10/m3 as of December 31, 2013) was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for chemical control of growing, pest control, composting, road maintenance, land rental, inputs and labor services. Tax effects are based on current applicable rates (34% in 2013 and 2014) and the contribution of other assets, such as property, plant and equipment and land was considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used (11.44% in 2013 and 13.71% in 2014) is post-tax.

The following table illustrates the sensitivity to a 10% variation in each of the significant unobservable inputs used to measure the fair value of the biological assets on December 31, 2014:

	Impacts in fair value resulting from
Significant unobservable inputs	10% increase	10% decrease
Average annual growth	31	(31)
Average net sales price	31	(31)
Discount rate	(7)	7

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

During 2014, the Company performed a review of the useful lives of its assets and determined its maintenance and operating practices have enabled a change in the useful lives of plant and equipment. Maintenance practices employed have served to preserve and extend the operating life of certain of these assets, while operating practices in the current economic environment have also contributed to the extension of asset useful life beyond previous estimates. The Company thus revised the useful lives due to its determination that certain of its existing assets have been used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment have been lengthened.

The Company’s most recent review of useful lives leveraged the experience and specialized knowledge of ArcelorMittal’s network of chief technical officers.  The chief technical officer network includes engineers with facility-specific expertise relating to plant and equipment used in the principal production units of the Company’s operations.  In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs, and asset performance history, among other attributes.   In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment.  Other factors the Company considered in its determination of useful lives include the expected use of the assets, technical or commercial obsolescence, and operational factors that have led to improvements in monitoring and process control that contribute to longer asset lives.  In addition, the Company considered the accumulated technical experience and knowledge sharing programs that have allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units.

The previously applied range of useful lives and the revised ones are presented in the table below.  Certain plant and equipment have different useful lives than the applied range below based on the maintenance practices and the useful life of the specific asset. The reduction of depreciation charge as a result of changes in estimated useful lives for the year ended December 31, 2014 was 702 as compared to the amounts that would have been charged if no change in estimate occurred.

Asset Category	Former Useful Life Range	Applied Useful Life Range
Land	Not depreciated	Not depreciated
Buildings	10 to 50 years	10 to 50 years
Property plant & equipment	15 to 30 years	15 to 50 years
Auxiliary facilities	15 to 30 years	15 to 45 years
Other facilities	5 to 20 years	5 to 20 years

Property, plant and equipment are summarized as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2012	15,540	60,417	5,577	4,434	85,968
Additions	29	649	2,840	23	3,541
Foreign exchange differences	236	(443)	(139)	(46)	(392)
Disposals	(142)	(1,212)	(138)	(23)	(1,515)
Divestments (note 3)	(45)	(380)	(26)	(624)	(1,075)
Transfers to assets held for sale (note 5)	(52)	(252)	(1)	-	(305)
Other movements *	778	2,786	(3,950)	395	9
At December 31, 2013	16,344	61,565	4,163	4,159	86,231
Additions	21	632	2,958	59	3,670
Foreign exchange differences	(2,227)	(7,919)	(354)	(114)	(10,614)
Disposals	(186)	(1,504)	(41)	(32)	(1,763)
Divestments (note 3)	(209)	(767)	(67)	(53)	(1,096)
Transfers to assets held for sale (note 5)	(167)	(76)	(1)	-	(244)
Other movements *	254	1,927	(2,112)	68	137
At December 31, 2014	13,830	53,858	4,546	4,087	76,321

Accumulated depreciation and impairment
At December 31, 2012	4,377	26,455	148	1,173	32,153
Depreciation charge for the year	512	3,730	-	206	4,448
Impairment	43	220	15	-	278
Disposals	(98)	(1,159)	(6)	(21)	(1,284)
Foreign exchange differences	148	30	5	(9)	174
Divestments (note 3)	(20)	(305)	-	-	(325)
Transfers to assets held for sale (note 5)	(15)	(210)	-	-	(225)
Other movements	8	(276)	13	35	(220)
At December 31, 2013	4,955	28,485	175	1,384	34,999
Depreciation charge for the year	428	3,127	-	227	3,782
Impairment	44	202	7	11	264
Disposals	(129)	(1,395)	(6)	(27)	(1,557)
Foreign exchange differences	(1,171)	(5,428)	(22)	(61)	(6,682)
Divestments (note 3)	(128)	(625)	(1)	(50)	(804)
Transfers to assets held for sale (note 5)	(81)	(60)	-	-	(141)
Other movements	39	(85)	(11)	52	(5)
At December 31, 2014	3,957	24,221	142	1,536	29,856

Carrying amount
At December 31, 2013	11,389	33,080	3,988	2,775	51,232
At December 31, 2014	9,873	29,637	4,404	2,551	46,465

___________________________

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Impairment of property, plant and equipment in 2012

In 2012, the Company recognized an impairment charge of property, plant and equipment amounting to 727. This charge included 505 related to management’s intention to cease all future use of various idle assets mainly in the framework of asset optimization, primarily in ArcelorMittal Atlantique et Lorraine, ArcelorMittal Belgium and ArcelorMittal Rodange & Schifflange. An amount of 130 was recorded with respect to the long term idling of the liquid phase of the Florange site of ArcelorMittal Atlantique et Lorraine in France. An impairment charge of 296 was recorded in connection with the Company’s intention to close the coke plant and six finishing lines at the Liège site of ArcelorMittal Belgium. Both ArcelorMittal Atlantique et Lorraine and ArcelorMittal Belgium are part of the Europe segment. An impairment charge of 61 was recorded in connection with the extended idling of the electric arc furnace and continuous caster at the Schifflange site of ArcelorMittal Rodange and Schifflange in Luxembourg, part of the Europe segment.

In connection with management’s annual test for impairment of goodwill as of October 31, 2012, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of certain of the Company’s property, plant and equipment in the Europe operating and reporting segment was lower than its carrying amount primarily due to weak market conditions in Spain and operational issues in North Africa. Accordingly, an impairment loss of 222 was recognized. It consisted of the following:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2011 Pre-Tax Discount Rate	2012 Pre-Tax Discount Rate	Carrying Value as of December 31, 2012
Business division South	Europe	124	10.8%	10.9%	894
Business division North Africa	Europe	98	14.8%	10.6%	464

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

The impairment charge of property, plant and equipment of 278 recognized in 2013 related to discontinued projects, intended sales, long term idling or closure of facilities. This charge included 181 related to the finance leasing of Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. The Company recorded an impairment loss of 55 in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of 52 at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of 24 relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of 41 with respect to the subsidiaries included in this transaction (see note 5).

Impairment of property, plant and equipment in 2014

In 2014, the Company recognized an impairment charge of property, plant and equipment amounting to 264.

This charge included 114 primarily relating to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations in the United States (NAFTA). The Company recorded also an impairment charge of 57 with respect to the closure of mill C in Rodange, Luxembourg (Europe segment).

In connection with management’s annual test for impairment of goodwill as of October 31, 2014, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of the Volcan iron ore mine in Mexico (Mining segment) was lower than its carrying amount due to the end of life of the mine. Accordingly, an impairment charge of 63 was recognized:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash-Generating Unit	Operating Segment	Impairment Recorded	2013 Pre-Tax Discount Rate	2014 Pre-Tax Discount Rate	Carrying Value as of December 31, 2014
Volcan mine	Mining	63	23.77%	9.42%	19

The carrying amount of temporarily idle property, plant and equipment at December 31, 2014 was 230 (including 96 in NAFTA and 134 in the Europe segment). The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 87 at December 31, 2014. Such assets are carried at their recoverable amount.

The carrying amount of capitalized leases was 871 and 688 as of December 31, 2013 and 2014, respectively. The 688 includes 607 related to machinery and equipment and 81 to buildings.

The total future minimum lease payments related to finance leases are as follows:

2015	162
2016 – 2019	563
2020 and beyond	445
Total	1,170

The present value of the future minimum lease payments was 755 and 705 for the year ended December 31, 2013 and 2014, respectively. The 2014 calculation is based on an average discounting rate of 12.9% considering maturities from 1 to 16 years including the renewal option when intended to be exercised.

The Company has pledged 326 and 273 of property, plant and equipment, inventories and other security interests and collateral as of December 31, 2013 and 2014, respectively, to secure banking facilities granted to the Company.

NOTE 13: INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

Subsidiaries

The table below provides a list of the Company’s principal subsidiaries at December 31, 2014. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary		Country	% of Ownership
	NAFTA
	ArcelorMittal Dofasco Inc.	Canada	100.00%
	ArcerlorMittal México S.A. de C.V.	Mexico	100.00%
	ArcelorMittal USA LLC	USA	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Mexico	100.00%
	ArcelorMittal Montreal Inc.	Canada	100.00%
	Brazil
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
	ArcelorMittal Point Lisas Ltd.	Trinidad and Tobago	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
	ArcelorMittal Belgium N.V.	Belgium	100.00%
	ArcelorMittal España S.A.	Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Romania	99.70%
	ArcelorMittal Poland S.A.	Poland	100.00%
	Industeel Belgium S.A.	Belgium	100.00%
	Industeel France S.A.	France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
	ArcelorMittal Bremen GmbH	Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	France	100.00%
	ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Germany	100.00%
	ArcelorMittal Gipuzkoa S.L.	Spain	100.00%
	ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
	Société Nationale de Sidérurgie S.A. ("Sonasid")	Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Poland	100.00%
	ACIS
	ArcelorMittal South Africa Ltd. ("AM South Africa")	South Africa	52.02%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
	Mining
	ArcelorMittal Mines Canada Inc. ("AMMC")	Canada	100.00%[2]
	ArcelorMittal Liberia Ltd	Liberia	85.00%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	OJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%
1	Société Nationale de Sidérurgie S.A. is controlled by Nouvelles Sidérurgies Industrielles, an investment controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in joint venture partnerships (see below).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized. Other subsidiaries, associates and joint ventures, which may hold significant cash balances, include those in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

Non-wholly owned subsidiaries that have material non-controlling interests

The tables below provide a list of the principal subsidiaries which include non-controlling interests at December 31, 2013 and 2014 and for the year ended December 31, 2013 and 2014.

Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non-controlling voting rights at December 31, 2013	% of non-controlling interests and non-controlling voting rights at December 31, 2014	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2013	Non-controlling interests at December 31, 2013	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2014	Non-controlling interests at December 31, 2014
ArcelorMittal South Africa	South Africa	47.98%	47.98%	(100)	953	(8)	859
Sonasid[1]	Morocco	67.57%	67.57%	12	157	10	143
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	(10)	258	(6)	256
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	40	195	41	175
Hera Ermac[2]	Luxembourg	-	-	-	947	-	899
AMMC[3]	Canada	15.00%	15.00%	87	475	88	514
Other				(59)	395	(13)	228
Total				(30)	3,380	112	3,074

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

2 Hera Ermac

The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 29, 2016 (see note 4).

3 AMMC

On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets (see note 4).

The table below provides summarized financial information for the principal subsidiaries subject to non-controlling interests at December 31, 2013 and 2014 and for the years ended December 31, 2013 and 2014.

Summarized statements of financial position
	December 31, 2013
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Current assets	1,353	221	1,127	293	1,558	2,900
Non-current assets	1,784	185	5,242	316	-	5,418
Total assets	3,137	406	6,369	609	1,558	8,318
Current liabilities	760	130	557	135	15	481
Non-current liabilities	393	47	619	50	37	4,451
Net assets	1,984	229	5,193	424	1,506	3,386

Summarized statements of operations
	December 31, 2013
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Revenue	3,367	543	3,467	1,073	-	2,238
Net income (loss)	(208)	17	(192)	88	(31)	(417)
Total comprehensive income (loss)	(137)	19	(253)	99	(31)	(92)

Summarized statements of cash flows
	December 31, 2013
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Net cash provided by / (used in) operating activities	87	33	239	77	(52)	(2,179)
Net cash provided by / (used in) investing activities	(147)	(10)	(177)	(21)	52	(648)
Net cash provided by / (used in) financing activities	78	(49)	-	(40)	-	3,011
Impact of currency movements on cash	2	1	(1)	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	104	27	17	3	-	1
At the end of the year	124	2	78	17	-	185

Dividend to non-controlling interests	-	-	-	(8)	-	-

Summarized statements of financial position
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Current assets	1,105	217	1,149	265	168	2,742
Non-current assets	1,746	147	5,099	272	1,692	5,436
Total assets	2,851	364	6,248	537	1,860	8,178
Current liabilities	765	134	652	131	14	381
Non-current liabilities	297	33	535	38	164	4,230
Net assets	1,789	197	5,061	368	1,682	3,567

Summarized statements of operations
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Revenue	3,216	485	3,087	981	-	2,049
Net income (loss)	(17)	12	(130)	84	217	510
Total comprehensive income (loss)	(15)	16	(133)	135	217	472

Summarized statements of cash flows
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Net cash provided by / (used in) operating activities	155	77	241	97	24	764
Net cash provided by / (used in) investing activities	(247)	(10)	(192)	(30)	(26)	(346)
Net cash provided by / (used in) financing activities	12	(30)	-	(64)	2	(285)
Impact of currency movements on cash	(5)	(2)	-	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	124	2	78	17	-	185
At the end of the year	39	37	127	18	-	318

Dividend to non-controlling interests	-	(10)	-	(25)	-	(67)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Investments accounted for under the equity method

The Company had the following investments accounted for under the equity method, at December 31, 2013 and 2014:

	Category	Carrying value December 31, 2013	Carrying value December 31, 2014
	Joint Ventures	1,753	1,809
	Associates	4,161	2,996
	Individually immaterial joint ventures and associates[1]	1,281	1,028
	Total	7,195	5,833
[1]

Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2013 and 2014, and none of them has a carrying amount exceeding 160 at December 31, 2013 and 2014.

Joint ventures

The following tables summarize the financial information and reconcile it to the carrying amount of each of the Company’s material joint ventures at December 31, 2013 and 2014:

	December 31, 2013
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Gallatin Steel **	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Baffinland	Valin ArcelorMittal Automotive Steel	Total
Place of incorporation and operation	Brazil	United States	Netherlands	South Africa	Canada	China
Principal Activity	Production and distribution of metal products	Steel manufacturing	Steel trading and distribution	Mining	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry
Ownership and voting rights % at December 31, 2013 *	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%
Current assets	127	206	795	28	82	340	1,578
of which Cash and cash equivalents	63	7	166	-	-	260	496
Non-current assets	48	253	270	534	1,384	362	2,851
Current liabilities	33	70	458	413	112	99	1,185
of which trade and other payables and provisions	21	67	220	26	-	99	433
Non-current liabilities	3	2	15	4	102	174	300
Net assets	139	387	592	145	1,252	429	2,944
Company's share of net assets	70	193	296	72	626	210	1,467
Goodwill	57	-	-	232	-	-	289
Adjustments for differences in accounting policies and other	-	-	(3)	-	-	-	(3)
Carrying amount in the statements of financial position	127	193	293	304	626	210	1,753
Revenue	398	999	2,580	-	-	-	3,977
Depreciation and amortization	(6)	(20)	(1)	-	-	-	(27)
Interest income	6	-	7	-	-	-	13
Interest expense	(1)	(1)	(4)	-	-	-	(6)
Income tax expense	(6)	-	(5)	(2)	-	-	(13)
Net income (loss)	19	35	35	(8)	(8)	-	73
Other comprehensive income (loss)	-	-	-	-	(29)	-	(29)
Total comprehensive income (loss)	19	35	35	(8)	(37)	-	44
Cash dividends received by the Company	8	1	-	-	-	-	9

* The ownership stake is equal to the voting rights percentage.
** The investment in Gallatin Steel Company was sold during 2014 (see below).
	December 31, 2014
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Calvert	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Baffinland	Valin ArcelorMittal Automotive Steel	Tameh	Total
Place of incorporation and operation *	Brazil	United States	Netherlands	South Africa	Canada	China	Poland
Principal Activity	Production and distribution of metal products	Steel finishing	Steel trading and distribution	Mining	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry	Energy production and supply
Ownership and voting rights % at December 31, 2014 **	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%	50.00%
Current assets	63	998	918	20	123	198	-	2,320
of which Cash and cash equivalents	12	14	136	1	8	90	-	261
Non-current assets	63	1,242	360	663	1,505	661	240	4,734
Current liabilities	22	586	612	193	101	194	-	1,708
of which trade and other payables and provisions	19	161	271	42	81	124	-	698
Non-current liabilities	3	1,076	55	363	411	252	-	2,160
Net assets	101	578	611	127	1,116	413	240	3,186
Company's share of net assets	51	289	306	64	558	202	120	1,590
Goodwill	50	-	-	208	-	-	-	258
Adjustments for differences in accounting policies and other	-	20	-	-	(59)	-	-	(39)
Carrying amount in the statements of financial position	101	309	306	272	499	202	120	1,809
Revenue	235	2,150	3,434	-	-	-	-	5,819
Depreciation and amortization	(5)	(40)	(1)	-	-	-	-	(46)
Interest income	6	-	11	-	-	3	-	20
Interest expense	-	(19)	(8)	-	-	-	-	(27)
Income tax (expense)	(4)	-	(6)	(2)	3	-	-	(9)
Net income (loss)	15	89	44	(6)	(21)	(6)	-	115
Other comprehensive income (loss)	-	-	18	-	-	-	-	18
Total comprehensive income (loss)	15	89	62	(6)	(21)	(6)	-	133
Cash dividends received by the Company	20	-	5	-	-	-	-	25

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic.
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

Gallatin Steel

Gallatin Steel Company (“Gallatin Steel”) was a joint venture between ArcelorMittal and Gerdau Ameristeel. Their manufacturing facility, located in Kentucky, USA, produces hot band coils. On October 8, 2014, ArcelorMittal and Gerdau Ameristeel completed the sale of their respective 50% interests in Gallatin Steel to Nucor Corporation for a total consideration of 770. The gain on disposal for the Company’s stake was 193 and is included in income (loss) from investments in associates, joint ventures and other investments.

Macsteel International Holdings B.V.

Macsteel International Holdings B.V. is a joint venture between Macsteel Holdings Luxembourg  S.á r.l. and ArcelorMittal South Africa which provides the Company with an international network of traders and trading channels including the shipping and distribution of steel.

Kalagadi Manganese

Kalagadi Manganese (Propriety) Ltd (“Kalagadi Manganese”) is a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in the Kalahari Basin. In addition to the carrying amount of the investment of 272 at December 31, 2014, the Company has granted loans for the funding of the mining project amounting to 66 including accrued interest. On April 10, 2014, the share purchase agreement signed with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese expired.

Valin ArcelorMittal Automotive Steel

 Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry and supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. The plant was inaugurated on June 15, 2014.

Baffinland

                Baffinland is a 50/50 joint venture since October 1, 2013 between ArcelorMittal and Nunavut Iron Ore. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut (Canada) (please also see note 3).

Calvert

                On February 26, 2014, the Company together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, USA, for a total consideration of 1,550 financed through a combination of debt at the joint venture level and equity, of which 258 was paid by ArcelorMittal. The Company concluded that it has joint control of the arrangement, AM/NS Calvert (“Calvert”), together with NSSMC, and accounts for its 50% interest in the joint venture under the equity method. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance is sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. AM/NS Calvert serves the automotive, construction, pipe and tube, service center, and appliance/ HVAC industries.

Tameh

                 On December 11, 2014, ArcerlorMittal and Tauron Group contributed four energy production facilities located in Poland and the Czech Republic into the new arrangement Tameh. The Company concluded that it has joint control over Tameh and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

accounted for its 50% interest in the joint venture under the equity method. Tameh’s objective is to ensure energy supply to the Company’s steel plants in these countries as well as the utilization of steel plant gases for energy production processes (see note 3).

Associates

The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2013 and 2014:

	December 31, 2013
Associates	China Oriental	DHS GROUP	Hunan Valin Steel Tube and Wire Co., Ltd.[d]	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date ***	Jun 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013
Place of incorporation and operation *	Bermuda	Germany	China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2013 **	47.01%	33.43%	20.03%	35.00%	35.00%	33.77%
Current assets	2,263	2,181	3,473	2,942	1,739	349	12,947
Non-current assets	1,741	3,422	7,849	4,172	1,082	633	18,899
Current liabilities	1,670	670	8,094	2,103	707	174	13,418
Non-current liabilities	766	1,103	1,367	2,799	652	127	6,814
Non controlling interests	81	178	275	503	26	42	1,105
Net assets attributable to equity holders of the parent	1,487	3,652	1,586	1,709	1,436	639	10,509
Company's share of net assets	699	1,221	318	598	503	216	3,555
Goodwill	624	-	52	-	-	-	676
Adjustments for differences in accounting policies and other	-	86 [a]	-	-	(108)[b]	(27)	(49)
Other adjustments ***	13	(91)	12	-	45	-	(21)
Carrying amount in the statements of financial position	1,336	1,216	382	598	440	189	4,161
Revenue	2,639	1,941	7,070	5,631	2,495	666	20,442
Profit or loss from continuing operations	24	(169)	(39)	138	38	19	11
Net income (loss)	8	(173)	(45)	102	37	14	(57)
Other comprehensive income (loss)	1	-	(2)	(71)	(30)	-	(102)
Total comprehensive income (loss)	9	(173)	(47)	31	7	14	(159)
Cash dividends received by the Company	-	15	-	23	39	1	78

	December 31, 2014
Associates	China Oriental	DHS GROUP	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date ***	Jun 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014
Place of incorporation and operation *	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2014 **	47.01%	33.43%	35.00%	35.00%	33.77%
Current assets	2,473	1,844	2,767	1,635	338	9,057
Non-current assets	1,568	3,245	4,085	1,131	577	10,606
Current liabilities	1,681	591	1,986	689	169	5,116
Non-current liabilities	789	1,095	2,694	463	212	5,253
Non controlling interests	83	157	550	104	37	931
Net assets attributable to equity holders of the parent	1,488	3,246	1,622	1,510	497	8,363
Company's share of net assets	700	1,085	568	529	168	3,050
Adjustments for differences in accounting policies and other	-	68 [a]	-	(65)[b]	9	12
Other adjustments ***	(3)	(28)	(20)	(6)	(9)	(66)
Carrying amount in the statements of financial position	697	1,125	548	458	168	2,996
Revenue	2,545	2,000	6,196	2,550	684	13,975
Profit or loss from continuing operations	22	(68)	153	102	33	242
Post-tax profit or loss from discontinued operations	-	-	(2)	-	-	(2)
Net income (loss)	6	(75)	98	99	24	152
Other comprehensive income	-	-	40	14	-	54
Total comprehensive income (loss)	6	(75)	138	113	24	206
Cash dividends received by the Company	-	-	16	10	-	26

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

____________

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

** The ownership stake is equal to the voting rights percentage.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2013 and 2014 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

a The amount for DHS GROUP includes an adjustment to align with the Company’s accounting policies mainly linked to property, plant and equipment, inventory and pension.

b Adjustment in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.

c  Date of the latest available financial statements is September 30, 2013 and 2014.

d Following the exercise of the third put option, the accounting treatment for Hunan Valin changed from equity method to available-for-sale (see below).

China Oriental

China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel conglomerate listed on the HKSE. However, China Oriental’s shares were suspended from trading as of April 29, 2014. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644, or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. The measures to restore the minimum free float of 25% as per the Hong Kong Stock Exchange (“HKSE”) listing requirement were achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements were extended until April 30, 2014. On April 30, 2014, following simultaneously with the exercise by Deutsche Bank of its put option with respect to a 7.5% stake in China Oriental, the Company sold this investment to Macquarie Bank and entered into a put option arrangement with the latter maturing on April 30, 2015. The Company extended the existing put option agreement with ING in relation to a further 9.9% stake in China Oriental until April 30, 2015 (see note 9). In accordance with applicable accounting requirements, the Company has not derecognized the 17.4% stake as it retained the significant risks and rewards of the investment.

                As at December 31, 2013, the investment had a value of 222 based on the quoted stock price of China Oriental at the Hong Stock Exchange. The Company believed that the quoted share price was not a reliable representation of market value as the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

shares were thinly traded. The Company could not conclude that the security was dealt with on an active market where transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

In 2014, following a revision of business assumptions in the context of continuing growth slowdown in China, the Company tested the investment for impairment on a fair value basis and concluded that such fair value was lower than the carrying amount. The results of the fair value analysis principally based on market multiples indicated that the carrying value recognized was in excess of the estimated fair value of the investment, which approximated the Company’s share in China Oriental’s net equity. The recoverable amount of the Company’s investment in China Oriental amounted to 697. Based on this analysis, the Company recognized an impairment charge of 621 in income (loss) from investments in associates, joint ventures and other investments. The Company classified the measurement at fair value into Level 3.

In 2013, the Company tested the investment for impairment and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 11.9% for 2013) of the projected future cash flows expected to be generated by operations. The value in use was based on cash flows for a period of five years, which were extrapolated for the remaining years based on an estimated growth rate not exceeding the average long-term growth rate for the relevant markets. Based on the analysis of value in use, the Company recognized an impairment charge of 200 in income (loss) from investments in associates, joint ventures and other investments as a result of expectations regarding future performance.

DHS GROUP

DHS - Dillinger Hütte Saarstahl AG (“DHS GROUP”), incorporated and located in Germany, is a leading heavy plate producer in Europe. The group’s parent company is DHS Holding, which owns 95.28% of the shares in the operating company, AG der Dillinger Hüttenwerke. Dillinger Hütte produces heavy steel plate, cast slag pots and semi-finished products, such as pressings, and pressure vessel heads and shell sections. The Dillinger Hütte also includes a further rolling mill operated by Dillinger France in Dunkirk (France).

Hunan Valin Steel Tube and Wire Co. Ltd.

Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) is a leading steel producer in China engaged in the production and sale of billet, seamless tube, wire rod, reinforced bar, hot rolled coil, cold rolled coil, galvanized coil, sections and Hot Rolled (“HR”) plates. The products sold to domestic and overseas markets cover a wide range of market segments.

As of December 31, 2013, the investment had a market value of 194. On June 6, 2012, ArcelorMittal and Valin Group finalized a share swap arrangement based upon a put option mechanism, which enabled ArcelorMittal to exercise over the following two years put options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal could sell up to 20% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the put options was equally spaced with gaps of six months and linked to the key development milestones of VAMA. Following the exercise of the put options, ArcelorMittal would retain a 10% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement. ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the put options, was approved by the Chinese authorities in December 2012. The put option exercise dates were February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share was CNY 4 for the first two dates and CNY 4.4 for the last two dates.  On February 6, 2013 and August 6, 2013, the Company exercised the first and second put options on Hunan Valin. Its interest in the associate decreased accordingly from 30% to 20%. The aggregate resulting gain on disposal was recorded as income (loss) from investments in associates, joint ventures and other investments and amounted to 45 including the proportional reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 33. The total consideration was 194, of which 169 was reinvested into a capital increase and into the acquisition of an additional 16% interest in VAMA, in which the Company increased accordingly its stake from 33% to 49%. As a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. Accordingly, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statement of financial position (see note 14). The resulting loss on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 76. This amount consisted of a gain of 13 on disposal of the 5% stake and the reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 61, offset by a loss of 150 with respect to the remeasurement at fair value of the remaining interest of 15%.

Gestamp

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Gestamp Automoción (“Gestamp”) is a Spanish multi-national company, which is a leader in the European automotive industry. The activities of Gestamp and its subsidiaries are focused on the design, development, and manufacturing of metal components for the automotive industry via stamping, tooling, assembly, welding, tailor welded blanks, and die cutting. The entity also includes other companies dedicated to services such as research and development of new technologies.

Gonvarri Steel Industries

Holding Gonvarri SL (“Gonvarri Steel Industries”) is dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.

Stalprodukt SA

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2013 and 2014, the investment had a market value of 138 and 261, respectively.

Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2013		December 31, 2014
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	673	608	442	586
Share of:
Income (loss) from continuing operations	(22)	20	(3)	13
Other comprehensive income (loss)	(19)	(13)	-	-
Total comprehensive income (loss)	(41)	7	(3)	13

On April 12, 2013, the Company reduced its stake in Coils Lamiere Nastri (“CLN”) S.p.a. from 35.00% to 24.55% through the exercise of put options. The cash consideration received was 57 and the gain on disposal recognized in income (loss) from investments in associates, joint ventures and others was 8, including a loss of 4 corresponding to the proportional reclassification of the accumulated negative foreign exchange translation reserve from other comprehensive income to the statements of operations.

The Company’s unrecognized share of accumulated losses in ArcelorMittal Algérie Spa amounted to 4 and 49 for the years ended December 31, 2013 and December 31, 2014, respectively.

The Company assessed the recoverability of its investments accounted for using the equity method whenever there was an indication of impairment. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on the analysis of the higher of fair value and value in use as of December 31, 2014 the Company concluded that no impairment was required, except for China Oriental (see above). For the year ended December 31, 2013 the Company recorded an impairment loss of 111 in respect of its investment in Coal of Africa as a result of lower profitability and decline in market value. The Company applied a Level 1 fair value measurement and adjusted the carrying amount to the market value of 11 at December 31, 2013.

The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 24 for disclosure of commitments related to associates and joint ventures.

Investments in joint operations

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2014:

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

Hibbing Taconite Mines and Peña Colorada are part of the Mining segment; other joint operations are part of NAFTA.

Unconsolidated structured entities

ArcelorMittal has operating lease arrangements for six vessels (Panamax Bulk Carriers) involving structured entities whose main purpose is to hold legal title of the six vessels and to lease them to the Company. The operating lease arrangements for five vessels were entered in 2013 and for a sixth vessel in 2014. These entities are wholly-owned and controlled by a financial institution. They are funded through equity instruments by the financial institution.

The aforesaid operating leases have been agreed for a 12 year period, during which the Company is obliged to pay to the structured entities minimum fees equivalent to approximately 4 per year and per vessel. In addition, ArcelorMittal holds call options to buy each of the six vessels from the structured entities at pre-determined dates and prices as presented in the table below. The structured entities hold put options enabling them to sell each of the vessels at the end of the lease terms at 6 each to the Company.

	Call options' strike prices
Exercise dates	at the 60th month	at the 72nd month	at the 84th month	at the 96th month	at the 108th month	at the 120th month	at the 132nd month	at the 144th month
Amounts per vessel*
First four vessels	28	26	25	23	21	19	17	14
Fifth vessel	29	27	26	24	22	20	17	14
Sixth vessel	31	30	28	27	26	24	20	14
* If actual fair values of each vessel are higher than strike prices at each of the exercise dates, ArcelorMittal is then obliged to share (50%/50%) the gain with the structured entities.

In addition, pursuant to these arrangements, the Company had a receivable of 37 and 37 at December 31, 2013 and December 31, 2014, respectively (classified as “Other assets”), which does not bear interest, is forgiven upon default and will be

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

Income (loss) from investments in associates, joint ventures and other investments

Loss from investments in associates, joint ventures and other investments amounted to 172 for the year ended December 31, 2014 and included a net loss of 14 related to the disposal of the Hunan Valin shares. This includes a net loss of 76 related to the exercise of the third put option on February 8, 2014 as mentioned above, partly offset by a net gain of 62 with respect to the fourth and last put option exercised on August 6, 2014 (see note 14). Income for the year ended December 31, 2014 also included impairment charges of 56 relating to Erdemir (see note 14) and 621 relating to China Oriental partly offset by a 193 gain on disposal of the Company’s 50% interest in Gallatin Steel.

Loss from associates, joint ventures and other investments amounted to 442 for the year ended December 31, 2013 and included impairment charges for a total amount of 422, of which 200 (see above) related to the Company’s 47% stake in the associate China Oriental as a result of current expectations regarding future performance. In addition, the Company recorded an impairment charge of 111 relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. Loss for the year ended December 31, 2013 also included an impairment charge of 111 relating to the associate Coal of Africa as a result of lower profitability and decline in market value. Loss for the year ended December 31, 2013 included a charge of 57 following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors. In addition, loss for the year ended December 31, 2013 included a 56 expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 partly offset by a gain of 45 with respect to the sale of a 10% interest in Hunan Valin following the exercise of the first and second put options (see above).

 Income from investments in associates, joint ventures and other investments amounted to 185 for the year ended December 31, 2012.  It included a net gain of 101 on the disposal of a 6.25% stake in Erdemir and an impairment loss of 185 reflecting the reduction of the carrying amount of the investment in Enovos International S.A. to the net proceeds from the sale.

Income (loss) from investments in associates, joint ventures and other investments included dividend income from other investments was 40, 55 and 59 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 14: OTHER INVESTMENTS

The Company holds the following other investments:

	December 31,
	2013	2014
Available-for-sale securities (at fair value)	522	1,022
Investments accounted for at cost	216	180
Total	738	1,202

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

On March 28, 2012 ArcelorMittal decreased its stake from 25.78% (25% based on issued shares) to 18.7% in the associate Erdemir, the leading steel company in Turkey, through the sale of 134,317,503 shares for a total consideration of 264 and by way of a single accelerated bookbuilt offering to institutional investors. The Company also issued warrants in respect of 134,317,503 shares of Erdemir. Investors received for every three shares purchased one warrant maturing on July 2, 2012, one warrant maturing on October 1, 2012 and one warrant maturing on December 14, 2012 with an exercise price set at 105%, 110% and 115% above the reference price based on the recent Erdemir stock price, respectively. All warrants related to the first, second and third series, maturing on July 2, 2012, October 1, 2012 and December 14, 2012, respectively, expired unexercised. As a result of the partial disposal, the Company discontinued the accounting for the investment in Erdemir under the equity method and classified the remaining shares as available-for-sale. This transaction resulted in a net gain of 101 included in income (loss) from investments in associates, joint ventures and other investments. This included a reclassification from accumulated other comprehensive income to the statements of operations of the revaluation reserve of available-for-sale financial assets for a gain of 842. It also included a reclassification from accumulated other comprehensive income to the statements of operation of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

negative foreign exchange translation difference for a loss of 422. Additional losses were incurred on disposal of a 6.25% stake for 107 as well as the remeasurement loss at fair value of the remaining investment upon discontinuation of the equity method for 212.

On October 10, 2013, following the completion of the sale of 233,169,183 shares in Erdemir by way of a single accelerated bookbuilt offering to institutional investors, the Company’s interest in Erdemir decreased from 18.74% to 12.08%. The sale proceeds amounted to 267. The loss on disposal amounting to 57 was recorded in income (loss) from investments in associates, joint ventures and other investments. The loss corresponds to the proportional reclassification from other comprehensive income to the consolidated statements of operations of unrealized losses on available-for-sale securities.

As of December 31, 2013 and 2014, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 508 and 809, respectively. Unrealized gains (losses) recognized in reserves amounted to (88) and 299 for the year ended December 31, 2013 and 2014, respectively. The Company reviewed the investment in Erdemir for impairment during the first quarter of 2014 and concluded that there was a prolonged decline in fair value that remained continuously below cost for more than two years. Accordingly, it recorded an impairment charge of 56 in income (loss) from investments in associates, joint ventures and other investments. Following the impairment the fair value of Erdemir increased and the Company recorded a revaluation gain of 267 in other comprehensive income as of December 31, 2014.

Hunan Valin

Following the exercise of the third put option granted by the Valin Group on February 8, 2014, the Company classified its investment in Hunan Valin as available-for-sale (see note 13).

On August 6, 2014, the Company exercised the fourth and last put option, which subsequently led to the decrease in its stake in Hunan Valin from 15% to 10%. The Company recognized a net gain of 62 including a gain of 64 in relation to the option, which was a Level 2 financial instrument, a loss on disposal of 14 and a proportional reclassification of the accumulated positive reserve for available-for-sale investments from other comprehensive income to the statements of operations of 12.

As of December 31, 2014, the fair value of ArcelorMittal’s remaining stake in Hunan Valin amounted to 192. Unrealized gains recognized in reserves amounted to 101 for the year ended December 31, 2014.

The Company reviewed the investments in Hunan Valin and Erdemir for impairment and concluded that there was no impairment trigger.

NOTE 15: OTHER ASSETS

Other assets consisted of the following:

		December 31,
		2013	2014
	Financial amounts receivable	252	454
	Long-term VAT receivables	388	279
	Cash guarantees and deposits	263	231
	Accrued interest	116	151
	Assets in pension funds[1]	55	32
	Income tax receivable	13	11
	Derivative financial instruments	7	4
	Other	220	266
	Total	1,314	1,428

1	The pension funds are mainly related to units in Canada.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 16: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

Sales and trades receivables

		Year ended December 31,			December 31,
		Sales			Trade receivables
Transactions	Category	2012	2013	2014	2013	2014
Gonvarri Group	Associate	1,520	1,364	1,456	97	91
Calvert[1]	Joint Venture	-	-	1,136	-	28
Macsteel Group	Joint Venture	709	497	579	50	25
CLN Group	Associate	355	359	563	47	63
Borcelik Celik Sanayii Ticaret A.S.	Associate	300	435	516	6	2
Bamesa Group	Associate	410	397	416	43	60
I/N Kote L.P.	Joint Venture	455	432	412	1	-
Gestamp Group	Associate	215	281	297	31	35
WDI Group	Associate	209	207	238	13	-
Aperam	Other	139	155	190	18	25
Stalprodukt SA	Associate	225	191	180	37	38
ArcelorMittal Algérie Spa [2]	Associate	-	-	93	-	1
Stalprofil S.A.	Associate	76	74	82	9	12
ArcelorMittal BE Group SSC AB	Joint Venture	65	52	59	4	3
Consolidated Wire Industries Limited	Associate	37	40	50	1	-
DHS Group	Associate	62	57	33	5	7
Uttam Galva Steels Limited	Associate	92	9	27	8	11
Other		312	220	279	54	68
Total		5,181	4,770	6,606	424	469

Purchase and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade payables
	Transactions	Category	2012	2013	2014	2013	2014
	Empire Iron Mining Partnership	Associate	246	203	257	-	-
	Gonvarri Group	Associate	148	168	193	14	14
	Borcelik Celik Sanayii Ticaret A.S.	Associate	202	165	175	30	37
	Aperam	Other	150	113	168	17	34
	Exeltium	Joint Venture	113	89	87	10	-
	CFL Cargo S.A.	Associate	64	66	74	11	8
	Uttam Galva Steels Limited	Associate	100	67	65	3	10
	Vulkan Energiewirtschaft Oderbrucke GmbH	Other	38	45	44	8	7
	Baycoat L.P.	Joint Venture	48	48	43	6	6
	Alkat sp. z.o.o.	Associate	34	34	36	4	3
	Eko SchrottRecycling GmbH	Other	44	34	35	3	3
	Borusan Demir Delik Sanayi ve Ticaret A.S.	Associate	48	43	34	2	2
	Steeltrack	Associate	1	1	22	-	1
	Macsteel Group	Joint Venture	-	-	17	-	-
	Kiswire ArcelorMittal Ltd.[3]	Other	42	39	13	10	-
	DHS Group	Associate	43	45	12	5	1
	Tameh[4]	Joint Venture	-	-	12	-	19
	Cia Hispano Brasileira de Pelotizaçao SA	Associate	42	-	-	-	-
	Enovos International SA5	Other	42	-	-	-	-
	Calvert[1]	Joint Venture	-	-	-	-	109
	Other		100	150	68	20	36
	Total		1,505	1,310	1,355	143	290

[1]	The joint venture Calvert was acquired on February 26, 2014 (see note 13).
[2]	ArcelorMittal Algérie Spa became an associate on December 17, 2013 (see note 3).
[3]	The joint venture Kiswire ArcelorMittal Ltd. was sold in May 2014 (see note 3). Purchases include purchase transactions until May 2014.
[4]	The joint venture Tameh was formed on December 11, 2014 (see note 13).
[5]	The shareholding in Enovos was sold in July 2012. Purchases include purchase transactions until July 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At December 31, 2014, loans granted to Kalagadi Manganese for funding of the mining project amounted to 66 including accrued interest. The loans are unsecured, bear 10.5% interest per annum and are payable upon demand.

Also, at December 31, 2014, unsecured loans granted by the Company to ArcelorMittal Tubular Products Al Jubail for the construction of a seamless tube mill in Saudi Arabia amounted to 124 including accrued interests, of which 50 bear interest up to 24% per annum and have various maturity dates ranging from 3 to 4 years.

Other current liabilities include 28 relating to the final call of share capital in ArcelorMittal Algérie Spa (previously ArcelorMittal Annaba) following the strategic agreement signed in October 2013 and 57 with respect to payables to Paul Wurth.

Other non-current liabilities include 21 with respect to payables to ArcelorMittal Algérie Spa (previously ArcelorMittal Annaba) and 42 with respect to loan payable to Baffinland Iron Mines Corporation in relation to the capital increase in Baffinland.

In May 2014 ArcelorMittal entered into a 5-year off take agreement with its joint venture Baffinland, whereby it will buy the lesser of 50% of the annual quantity of iron ore produced by Baffinland and 2 million tonnes of iron ore per year. The purchase price is referenced to the Platts IODEX 62% Fe CFR China index and ArcelorMittal will pay advances to Baffinland for the iron ore stockpiled by Baffinland outside the sailable season during which the iron ore can be shipped.

In May 2014, ArcelorMittal also entered into a sales contract with Baffinland whereby it agreed to act as a sales agent for all of Baffinland’s iron ore (excluding the shipments subject to the off take agreement mentioned above).  In addition, until December 31, 2015, the Company agreed to advance to Baffinland the equivalent of 80% of the purchase price of the iron ore stockpiled by Baffinland outside the sailable season up to a maximum of 1.5 million tonnes.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.

The above mentioned transactions between ArcelorMittal and the respective entities were conducted on an arms’ length basis.

NOTE 17: SHORT-TERM AND LONG-TERM DEBT

Short-term debt

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2013	2014
Short-term bank loans and other credit facilities including commercial paper *	545	1,249
Current portion of long-term debt	3,491	1,200
Lease obligations	56	73
Total	4,092	2,522
* The weighted average interest rate on short term borrowings outstanding were 4.1% and 2.7% as of December 31, 2013 and 2014, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

During the first half of 2014, ArcelorMittal entered into various short-term committed bilateral credit facilities for a total amount of 0.9 billion. As of December 31, 2014, the facilities remain fully available.

On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for 1 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1.0 billion. As of December 31, 2014, the outstanding amount was 50.

Long-term debt

Long-term debt is comprised of the following as of December 31, 2014:

		Year of maturity	Type of Interest	Interest rate[1]	2013	2014
	Corporate
	3.6 billion Revolving Credit Facility	2016	Floating		-	-
	2.4 billion Revolving Credit Facility	2018	Floating		-	-
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,692	-
	800 Convertible Senior Notes	2014	Fixed	5.00%	780	-
	€100 million Unsecured Bonds	2014	Fixed	5.50%	138	-
	€360 million Unsecured Bonds	2014	Fixed	4.63%	497	-
	750 Unsecured Notes[3]	2015	Fixed	9.50%	747	-
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	996	998
	500 Unsecured Notes[3]	2015	Fixed	4.25%	499	-
	500 Unsecured Notes	2016	Fixed	4.25%	498	499
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,373	1,210
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,371	1,208
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	1,394	1,396
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€500 million Unsecured Notes	2018	Fixed	5.75%	686	604
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,471	1,475
	€750 million Unsecured Notes	2019	Fixed	3.00%	-	903
	€600 million Unsecured Notes	2020	Fixed	2.88%	-	719
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	986	988
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,487	1,489
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,089	1,090
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,465	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2021	Fixed	3.46%	77	70
	EBRD loans	2015	Floating	1.23%	25	8
	300 Term Loan Facility	2016	Floating	2.08%	-	300
	EIB loan	2016	Floating	1.58%	345	304
	ICO loan	2017	Floating	2.58%	68	42
	Other loans	2017-2035	Floating	0.00%-2.47%	177	144
	Total Corporate				20,344	17,395

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	188	-
	Other loans	2016-2026	Fixed/Floating	0.00% - 15.08%	448	420
	Total Americas				636	420

	Europe, Asia & Africa
	Other loans	2015-2016	Fixed/Floating	0.00%-6.00%	31	28
	Total Europe, Asia & Africa				31	28

	Total				21,011	17,843
	Less current portion of long-term debt				(3,491)	(1,200)
	Total long-term debt (excluding lease obligations)				17,520	16,643
	Long-term lease obligations[2]				699	632
	Total long-term debt, net of current portion				18,219	17,275

[1]	Rates applicable to balances outstanding at December 31, 2014.
[2]	Net of current portion of 56 and 73 in 2013 and 2014, respectively.
[3]	Early redeemed on October 30, 2014.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

3.6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a 6 billion facility, a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to 3.6 billion. As of December 31, 2014, the 3.6 billion Revolving Credit Facility remains fully available.

2.4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a 4 billion facility, a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to 2.4 billion and the maturity date extended to November 6, 2018. As of December 31, 2014, the 2.4 billion Revolving Credit Facility remains fully available.

Convertible Bonds

On April 1, 2014, at maturity, ArcelorMittal repaid its €1.25 billion 7.25% unsecured and unsubordinated Convertible Bonds (see note 18).

On May 15, 2014, at maturity, ArcelorMittal repaid its 800 5.00% unsecured and unsubordinated Convertible Senior Notes (see note 19).

The €1.25 billion Convertible Bonds and the 800 Convertible Senior Notes were issued on April 1, 2009 and May 6, 2009, respectively (collectively referred to herein as the Convertible Bonds).  At inception, the Company had the option to settle the Convertible Bonds for common shares or the cash value of the common shares at the date of settlement as defined in the Convertible Bonds’ documentation. The Company determined that the agreements related to the Convertible Bonds were hybrid instruments as the conversion option gave the holders the right to put the Convertible Bonds back to the Company in exchange for common shares or the cash equivalent of the common shares of the Company based upon the Company’s share price at the date of settlement. In addition, the Company identified certain components of the agreements to be embedded derivatives. On October 28, 2009, the Company announced that it had decided to irrevocably waive the option to settle the 800 convertible senior notes in cash for the cash value of the common shares at the date of settlement.

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

On December 14, 2010 and December 18, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares and US dollar-denominated call options on 26,533,997 of its own shares, with strike prices of €20.25 and $30.15 per share, respectively. These call options allowed the Company to hedge its obligations arising out of the potential conversion of the Convertible Bonds. The related call options expired at the dates of the repayment of the Convertible Bonds.

Bonds

On March 25, 2014, ArcelorMittal completed the offering of €750 Unsecured Notes due March 25, 2019 issued under the €3 billion wholesale Euro Medium Term Notes Programme. These notes bear interest at 3% per annum and the proceeds of the issuance were used for general corporate purposes.

On July 4, 2014, ArcelorMittal completed the offering of €600 Unsecured Notes due July 6, 2020 issued under the €3 billion wholesale Euro Medium Term Notes Programme. These notes bear interest at 2.875% per annum and the proceeds of the issuance were used for general corporate purposes.

On July 15, 2014, at maturity, ArcelorMittal repaid its €100 million 5.50% Unsubordinated Bonds.

On October 30, 2014, the Company redeemed its 750 9.0% Unsecured Notes due February 15, 2015 and its 500 3.750% Unsecured Notes due February 25, 2015 prior to their scheduled maturity for a total amount of 784 and 510 respectively, including premium and accrued interest.

On November 7, 2014, at maturity, ArcelorMittal repaid the remaining outstanding amount of €360 million of its €500 million 4.625% Unsecured Bonds. On June 26, 2013, in connection with a zero premium cash tender offer to purchase any and all of its 4.625% Euro-denominated notes, ArcelorMittal purchased €140 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150 million.

On January 14, 2015, ArcelorMittal announced the issuance of €750 million 3.125% Notes due on January 14, 2022 under its €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance will be used for general corporate purposes.

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

	Nominal value	Date of issuance	Repayment date	Interest rate	Issued at
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2015	4.25%[5]	99.12%
	500 Unsecured Notes	March 7, 2011	March 1, 2016	4.25%[5]	99.57%
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	10.63%[2]	99.38%
	€1.0 billion Unsecured Bonds[1]	November 18, 2010	November 17, 2017	5.88%[5]	99.32%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	5.00%[5]	99.69%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%[4]	99.57%
	€500 million Unsecured Notes[1]	March 29, 2012	March 29, 2018	5.75%[3]	99.71%
	1.5 billion Unsecured Notes	May 20,2009	June 1, 2019	10.35%[5]	97.52%
	€750 million Unsecured Notes [1]	March 25, 2014	March 25, 2019	3.00%[4]	99.65%
	€600 million Unsecured Notes [1]	July 4, 2014	July 6, 2020	2.88%[4]	99.18%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	5.75%[5]	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	6.00%[5]	99.36%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	6.75%[5]	98.28%
	1.0 billion Unsecured Bonds	October 1, 2009	October 15, 2039	7.50%[5]	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	7.50%[5]	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	7.25%[5]	99.18%

[1]	Issued under the €3 billion Euro Medium Term Notes Programme.
[2]	Change in interest rate following downgrades, effective on June 3, 2013.
[3]	Change in Interest rate following downgrades, effective on March 29, 2013.
[4]	No impact on interest rate following downgrades in 2012.
[5]	Change in interest rate following downgrades, effective in 2012.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company has entered into five separate agreements with the European Bank for Reconstruction and Development (“EBRD”) for on-lending out of which one agreement for the following subsidiary was outstanding as of December 31, 2014: ArcelorMittal Temirtau on June 15, 2007. The agreement related to ArcelorMittal Kryvyi Rih was fully repaid on April 3, 2013. The last repayment installment under ArcelorMittal Temirtau is in January 2015. The amount outstanding under the EBRD agreements as of December 31, 2014 was 8 as compared to 25 as of December 31, 2013.

300 Term Loan Facility

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, maturing on December 20, 2016. The facility may be used by the Group for general corporate purposes.  Amounts repaid under this agreement may not be re-borrowed. As of December 31, 2014, the term loan facility was fully drawn.

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2013 and 2014 was 345 and 304, respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2013 and 2014 was 68 and 42, respectively.

Other loans

The other loans relate to various debt with banks and public institutions.

Americas

Senior Unsecured Notes

On April 15, 2014, at maturity, ArcelorMittal repaid the remaining outstanding amount of 189 of its 600 6.50% Senior Unsecured Notes. As a consequence of the repayment, the guarantee associated with the 600 6.50% Senior Unsecured Notes was terminated.

On June 28, 2013, in connection with the early tender portion of a zero premium cash tender offer to purchase any and all of its senior unsecured notes, ArcelorMittal purchased 311 principal amount of notes for a total aggregate purchase price (including accrued interest) of 327. An additional 1 principal amount of notes for a total aggregate purchase price (including accrued interest) of 1 were purchased on the final settlement date of July 16, 2013. Accordingly, a total of 312 principal amount of notes were purchased, for a total aggregate purchase price (including accrued interest) of 328.

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

The Company’s principal credit facilities (2.4 billion Revolving Credit Facility, 3.6 billion Revolving Credit Facility and certain borrowing agreements) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1, and 3.5 to 1 for certain agreements.

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

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2014.

As of December 31, 2014 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2015	2,522
2016	2,599
2017	2,829
2018	2,238
2019	2,474
Subsequent years	7,135
Total	19,797

The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt in original currencies:

		Presented in USD by original currency as at December 31, 2014
	Total USD	EUR	USD	BRL	Other
Short-term debt including the current portion of long-term debt	2,522	91	2,178	144	109
Long-term debt	17,275	5,124	11,883	222	46
Cash including restricted cash	(4,016)	(1,835)	(1,447)	(136)	(598)
Net debt	15,781	3,380	12,614	230	(443)

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

The carrying value of short-term bank loans and commercial paper approximate their fair value. The carrying amount and fair value of the Company’s long-term debt (including current portion) and lease obligations (including current portion) is:

	December 31, 2013		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Instruments payable bearing interest at fixed rates	20,751	22,875	17,288	18,837
Instruments payable bearing interest at variable rates	1,015	989	1,261	1,237

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

As of December 31, 2013
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	20,751	21,604	1,271	-	22,875
Instruments payable bearing interest at variable rates	1,015	-	989	-	989
Total long-term debt, including current portion at fair value	21,766	21,604	2,260	-	23,864

As of December 31, 2014
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	17,288	17,726	1,111	-	18,837
Instruments payable bearing interest at variable rates	1,261	-	1,237	-	1,237
Total long-term debt, including current portion at fair value	18,549	17,726	2,348	-	20,074

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

There were no instruments payable classified as Level 3.

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

	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	6,072	-	6,072	-	-	-	-
Restricted cash	160	-	160	-	-	-	-
Trade accounts receivable and other	4,886	-	4,886	-	-	-	-
Inventories	19,240	19,240	-	-	-	-	-
Prepaid expenses and other current assets	3,375	2,038	1,273	-	-	-	64
Assets held for sale	292	292	-	-	-	-	-
Total current assets	34,025	21,570	12,391	-	-	-	64

Non-current assets:
Goodwill and intangible assets	8,734	8,734	-	-	-	-	-
Biological assets	132	-	-	-	132	-	-
Property, plant and equipment	51,232	51,232	-	-	-	-	-
Investments in associates and joint ventures	7,195	7,195	-	-	-	-	-
Other investments	738	-	-	-	-	738	-
Deferred tax assets	8,938	8,938	-	-	-	-	-
Other assets	1,314	500	807	-	-	-	7
Total non-current assets	78,283	76,599	807	-	132	738	7
Total assets	112,308	98,169	13,198	-	132	738	71

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,092	-	-	4,092	-	-	-
Trade accounts payable and other	12,604	-	-	12,604	-	-	-
Short-term provisions	1,206	1,206	-	-	-	-	-
Accrued expenses and other liabilities	7,071	1,113	-	5,752	-	-	206
Income tax liabilities	179	179	-	-	-	-	-
Liabilities held for sale	83	83	-	-	-	-	-
Total current liabilities	25,235	2,581	-	22,448	-	-	206

Non-current liabilities:
Long-term debt, net of current portion	18,219	-	-	18,219	-	-	-
Deferred tax liabilities	3,115	3,115	-	-	-	-	-
Deferred employee benefits	9,494	9,494	-	-	-	-	-
Long-term provisions	1,883	1,883	-	-	-	-	-
Other long-term obligations	1,189	450	-	738	-	-	1
Total non-current liabilities	33,900	14,942	-	18,957	-	-	1

Equity:
Equity attributable to the equity holders of the parent	49,793	49,793	-	-	-	-	-
Non-controlling interests	3,380	3,380	-	-	-	-	-
Total equity	53,173	53,173	-	-	-	-	-
Total liabilities and equity	112,308	70,696	-	41,405	-	-	207

The following table summarizes assets and liabilities based on their categories at December 31, 2014.

	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	3,893	-	3,893	-	-	-	-
Restricted cash	123	-	123	-	-	-	-
Trade accounts receivable and other	3,696	-	3,696	-	-	-	-
Inventories	17,304	17,304	-	-	-	-	-
Prepaid expenses and other current assets	2,627	1,560	875	-	-	-	192
Assets held for sale	414	414	-	-	-	-	-
Total current assets	28,057	19,278	8,587	-	-	-	192

Non-current assets:
Goodwill and intangible assets	8,104	8,104	-	-	-	-	-
Biological assets	128	-	-	-	128	-	-
Property, plant and equipment	46,465	46,465	-	-	-	-	-
Investments in associates and joint ventures	5,833	5,833	-	-	-	-	-
Other investments	1,202	-	-	-	-	1,202	-
Deferred tax assets	7,962	7,962	-	-	-	-	-
Other assets	1,428	424	888	-	-	-	116
Total non-current assets	71,122	68,788	888	-	128	1,202	116
Total assets	99,179	88,066	9,475	-	128	1,202	308

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,522	-	-	2,522	-	-	-
Trade accounts payable and other	11,450	-	-	11,450	-	-	-
Short-term provisions	1,024	944	-	80	-	-	-
Accrued expenses and other liabilities	5,740	1,056	-	4,550	-	-	134
Income tax liabilities	230	230	-	-	-	-	-
Liabilities held for sale	157	157	-	-	-	-	-
Total current liabilities	21,123	2,387	-	18,602	-	-	134

Non-current liabilities:
Long-term debt, net of current portion	17,275	-	-	17,275	-	-	-
Deferred tax liabilities	3,004	3,004	-	-	-	-	-
Deferred employee benefits	10,074	10,074	-	-	-	-	-
Long-term provisions	1,587	1,567	-	20	-	-	-
Other long-term obligations	956	281	-	566	-	-	109
Total non-current liabilities	32,896	14,926	-	17,861	-	-	109

Equity:
Equity attributable to the equity holders of the parent	42,086	42,086	-	-	-	-	-
Non-controlling interests	3,074	3,074	-	-	-	-	-
Total equity	45,160	45,160	-	-	-	-	-
Total liabilities and equity	99,179	62,473	-	36,463	-	-	243

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	522	-	-	522
Derivative financial current assets	-	64	-	64
Derivative financial non-current assets	-	7	-	7
Total assets at fair value	522	71	-	593

Liabilities at fair value:
Derivative financial current liabilities	-	206	-	206
Derivative financial non-current liabilities	-	1	-	1
Total liabilities at fair value	-	207	-	207

As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	1,022	-	-	1,022
Derivative financial current assets	-	192	-	192
Derivative financial non-current assets	-	4	112	116
Total assets at fair value	1,022	196	112	1,330

Liabilities at fair value:
Derivative financial current liabilities	-	134	-	134
Derivative financial non-current liabilities	-	109	-	109
Total liabilities at fair value	-	243	-	243

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in available-for-sale financial assets is related to the reclassification of the investment in Hunan Valin as available-for-sale following the exercise on February 8, 2014 of the third put option granted by the Valin Group (see notes 13 and 14) and increase in the fair value of the Available-for-sale investments (note 14).

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

Derivative financial current assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds (see note 19). As a result of the repayment at maturity of the €1.25 billion Convertible Bonds on April 1, 2014 (see note 17), the conversion option in the €1.25 billion Convertible Bonds and the euro-denominated call options on treasury shares are extinguished. The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

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

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the years ended December 31, 2013 and 2014, respectively:

	€1.25 billion conversion option	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2012	(25)	25	12	12
Change in fair value	25	(25)	(12)	(12)
Balance as of December 31, 2013	-	-	-	-
Change in fair value	-	-	112	112
Balance as of December 31, 2014	-	-	112	112
[1] Please refer to note 19 for details on the mandatory convertible bonds

On December 28, 2009, the Company issued through a wholly-owned subsidiary unsecured and unsubordinated 750 bonds mandatorily convertible into preferred shares of such subsidiary. The bonds were placed privately with a Luxembourg affiliate of Crédit Agricole (formerly Calyon S.A.) and are not listed. The Company originally had the option to call the mandatory convertible bonds from May 3, 2010 until ten business days before the maturity date. On April 20, 2011, the conversion date of the mandatory convertible bonds was extended to January 31, 2013. On September 27, 2011, the Company increased the mandatory convertible bonds and the call option on the mandatory convertible bonds from 750 to 1,000. On December 18, 2012, the conversion date of the mandatory convertible bonds was extended to January 31, 2014, and on January 17, 2014, it was further extended to January 29, 2016. The fair value of these call options was 112 as of December 31, 2014 and the change in fair value recorded in the statements of operations as financing costs was 112. These call options are classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of $161 and volatility of 8.46%.

On December 14, 2010, ArcelorMittal acquired euro-denominated call options on 61,728,395 of its own shares with a strike price of €20.25 per share and a total amount of €700 including transaction costs. The 61.7 million of call options acquired allowed ArcelorMittal to hedge its obligations arising primarily out of the potential conversion of the 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014. These call options were accounted for as derivative financial instruments carried at fair value with changes recognized in the consolidated statements of operations as

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

financing costs as they could be settled either through physical delivery of the treasury shares or through cash. These call options were classified into Level 3. Following the repayment of the €1.25 billion Convertible Bonds on April 1, 2014, the call options and the euro-denominated conversion option on treasury shares expired.

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

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2013 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	188	3	4.55%	339	(11)	1.17%
Other interest rate instruments	-	-		20	-
Total interest rate instruments		3			(11)

Foreign exchange rate instruments
Forward purchase of contracts	49	2		5,323	(85)
Forward sale of contracts	396	13		83	(2)
Currency swaps purchases	641	5		641	(72)
Exchange option purchases	184	12		-	-
Exchange options sales	-	-		167	(11)
Total foreign exchange rate instruments		32			(170)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	44	4		153	(16)
Term contracts purchases	458	32		196	(10)
Total raw materials (base metal), freight, energy, emission rights		36			(26)
Total		71			(207)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2014 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	50	-	0.74%	1,118	(54)	2.13%
Total interest rate instruments		-			(54)

Foreign exchange rate instruments
Forward purchase of contracts	2,137	132		217	(3)
Forward sale of contracts	475	5		287	(5)
Currency swaps purchases	479	2		479	(95)
Currency swaps sales	125	-		250	(3)
Exchange option purchases	136	1		712	(8)
Exchange options sales	218	1		715	(7)
Total foreign exchange rate instruments		140			(121)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	146	20		82	(13)
Term contracts purchases	501	35		468	(55)
Options sales/purchases	7	-		7	-
Total raw materials (base metal), freight, energy, emission rights		55			(68)
Total		195			(243)

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

Foreign exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand,  Kazakh tenge, Venezuelan bolivar and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its results of operations.

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

Liquidity Risk

ArcelorMittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at the level of its operating subsidiaries. The Company actively manages its liquidity. Following the Treasury and Financial Risk Management Policy, the levels of cash, credit lines and debt are closely monitored and appropriate actions are taken in order to comply with the covenant ratios, leverage, fixed/floating ratios, maturity profile and currency mix.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2013
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Convertible Bonds	(2,473)	(2,607)	(2,607)	-	-	-
Other bonds	(17,485)	(27,041)	(2,018)	(3,351)	(9,309)	(12,363)
Loans over 100	(965)	(1,488)	(145)	(154)	(757)	(432)
Trade and other payables	(12,604)	(12,619)	(12,619)	-	-	-
Other non-derivative financial liabilities	(1,388)	(1,512)	(776)	(192)	(324)	(220)
Total	(34,915)	(45,267)	(18,165)	(3,697)	(10,390)	(13,015)

Derivative financial liabilities
Interest rate instruments	(11)	(11)	(10)	-	(1)	-
Foreign exchange contracts	(170)	(170)	(170)	-	-	-
Other commodities contracts	(26)	(26)	(26)	-	-	-
Total	(207)	(207)	(206)	-	(1)	-

	December 31, 2014
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Other bonds	(16,639)	(25,143)	(2,080)	(2,735)	(9,199)	(11,129)
Loans over 100	(2,071)	(2,505)	(1,132)	(724)	(320)	(329)
Trade and other payables	(11,450)	(11,463)	(11,463)	-	-	-
Other non-derivative financial liabilities	(1,087)	(1,256)	(518)	(278)	(309)	(151)
Total	(31,247)	(40,367)	(15,193)	(3,737)	(9,828)	(11,609)

Derivative financial liabilities
Interest rate instruments	(54)	(54)	-	(1)	(53)	-
Foreign exchange contracts	(121)	(121)	(66)	(46)	(6)	(3)
Other commodities contracts	(68)	(68)	(68)	-	-	-
Total	(243)	(243)	(134)	(47)	(59)	(3)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following tables present the periods in which cash flows hedges are expected to mature:

	December 31, 2013
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(65)	(44)	(19)	(2)	-	-
Commodities	3	-	1	1	1	-
Emission rights	1	-	-	1	-	-
Total	(61)	(44)	(18)	-	1	-

	December 31, 2014
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	105	82	18	5	-	-
Commodities	(4)	(10)	3	2	1	-
Emission rights	22	-	-	22	-	-
Total	123	72	21	29	1	-

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which cash flows hedges are expected to impact the consolidated statements of operations:

	December 31, 2013
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	(34)	(7)	(17)	(10)	-	-
Emission rights	14	-	-	-	-	14
Total	(20)	(7)	(17)	(10)	-	14

	December 31, 2014
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	52	25	15	12	-	-
Commodity contracts	(5)	(5)	(7)	6	1	-
Emission rights	61	-	-	-	-	61
Total	108	20	8	18	1	61

Several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars were unwound during 2008. The effective portion is recorded in equity and represents a deferred gain that has been recycled to the consolidated statements of operations when the converted raw materials are sold. In 2008, prior to unwinding the contracts, the ineffective portion of 349 was recorded as operating income. During 2012, €439 million (566) was recycled to cost of sales related to the sale of inventory in 2012. Including the effects of foreign currency fluctuations, the deferred gain was €68 million (90), excluding deferred tax expense of €26 million (35), as of December 31, 2012, which was fully recycled to the consolidated statements of operations during the year ended December 31, 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December 31, 2011. As of December 31, 2011 the effective portion deferred in equity was €48 million, including deferred tax expense of €13 million. The effective portion represents a deferred gain that has been recycled to the consolidated statements of operations when the converted raw materials will be sold. The deferred gain has been recycled to the statements of operations between 2012 and 2014. During 2013, €26 million (35) was recycled to cost of sales related to the sale of inventory in 2013. Including the effects of foreign currency fluctuations, the deferred gain was €7 million (9), excluding deferred tax expense of €2 million (3), as of December 31, 2013, which was fully recycled to the consolidated statements of operations during the year ended December 31, 2014.

Net investment hedge

In December, 2014, the Company entered into a EUR/USD cross currency swap to hedge euro denominated net investment in foreign operations amounting to €303 million, which is designated as a net investment hedge. The EUR/USD cross currency swap has a notional of 375 and a fair value loss of 3 has been recorded in the consolidated statements of other comprehensive income at December 31, 2014. The fair value of the net investment hedge is included in other long term obligations in the consolidated statements of financial position. At December 31, 2014 the hedge was 100% effective. The cross currency swap is classified into Level 2.

The Company is committed to a bilateral cash collateral arrangement for a maximum of €150 million.

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps for certain commodities in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin, copper and iron ore), freight and energy, both through the purchase of raw materials and through sales contracts.

Fair values of raw material, freight, energy and emission rights instruments are as follows:

	At December 31,
	2013	2014
Base metals	5	(30)
Freight	4	6
Energy (oil, gas, electricity)	-	(11)
Emission rights	1	22
Total	10	(13)

Derivative assets associated with raw material, energy, freight and emission rights	36	55
Derivative liabilities associated with raw material, energy, freight and emission rights	(26)	(68)
Total	10	(13)

ArcelorMittal, consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

in order to implement its management policy for associated risks. As of December 31, 2013 and 2014, the Company had a net notional position of 178 with a net fair value of 1 and a net notional position of 201 with a net fair value of  22, respectively.

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

	December 31, 2014
	Income	Other Equity
10% strengthening in U.S. dollar	(24)	213
10% weakening in U.S. dollar	30	(213)

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

	December 31, 2014
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	25	(21)
100 bp decrease	(25)	22

1               Please refer to note 17 for a description of total net debt (including fixed and floating portion)

Base metals, energy, freight, emissions rights

The following table details the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight and emissions rights. The sensitivity analysis includes only outstanding, un-matured base metal derivative instruments both held for trading at fair value through the consolidated statements of operations and those designated in hedge accounting relationships.

	December 31, 2014
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	24	37
Freights	(1)	-
Emission rights	-	22
Energy	-	4
-10% in prices
Base Metals	(24)	(37)
Freights	1	-
Emission rights	-	(22)
Energy	-	(4)

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

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.8 million and 11 million treasury shares as of December 31, 2013 and 2014, respectively.

Option premium on treasury shares

Following the repayment of the 800 Convertible Senior Notes on  May 15, 2014, the Company reclassified from reserves to retained earnings premiums paid for an amount of 435 (309 net of tax) with respect to expired USD denominated call options on treasury shares acquired on December 18, 2010 in order to hedge its obligations arising from the potential conversion of the 800 Convertible Senior Notes into ArcelorMittal shares.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which reset periodically over the life of the securities, with the first reset after five years and subsequently every five years thereafter. A step up in interest of 0.25% would have occurred on the second reset date and a subsequent step up of 0.75% (cumulative with the initial 0.25%) fifteen years later. The Company was entitled to call the securities in five years, ten years and on subsequent coupon payment dates. As the Company had no obligation to redeem the securities and the coupon payment may have been deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity. Coupon payments to holders of subordinated perpetual capital securities in 2013 and 2014 were 57 and 22, respectively.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding 650 subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed for 657, at a redemption price of 101% of the principal amount, plus accrued coupon of 22.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2014, $16.28 and $20.36, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

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

The conversion date of the mandatory convertible bonds was also extended several times. On January 17, 2014, the conversion date was extended to January 29, 2016. The other main features of the mandatory convertible bonds remained unchanged at each extension. As for the previous extensions, the Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 902 (net of tax and fees) and debt for 91. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 49 and was recognized as financing costs in the consolidated statements of operations.

Earnings per common share

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Net income (loss) attributable to equity holders of the parent	(3,352)	(2,545)	(1,086)
Interest assumed on the coupon and the premium for early redemption for subordinated perpetual capital securities	(15)	(57)	(14)
Net income (loss) considered for the purposes of basic and diluted earnings per share	(3,367)	(2,602)	(1,100)

Weighted average common shares outstanding (in millions) for the purposes of basic and diluted earnings per share*	1,549	1,780	1,791
*adjusted for anti-dilutive instruments for the year ended December 31, 2012 and December 31, 2013.

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 23 million, 22 million and 20 million potential common shares from stock options outstanding for the years ended December 31, 2012, 2013 and 2014, respectively, because such stock options are anti-dilutive.

Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s financial statements (“ArcelorMittal SA”) which are prepared in accordance with IFRS, as endorsed by the EU. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

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

On May 8, 2014 at the Annual General Shareholders’ meeting, the shareholders approved the Board of Directors’ recommendation to maintain the Company’s dividend to $0.20 per share for the full year of 2014. The dividend for the full year of 2014 was paid on July 15, 2014.

On February 12, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share, subject to shareholders’ approval at the next annual shareholders’ meeting to be held on May 5, 2015. Subject to such approval, the dividend is expected to be paid on June 15, 2015.

Stock Option Plans

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

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

No options were granted during the years ended December 31, 2012, 2013 and 2014.

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

The compensation expense recognized for stock option plans was 25, 5 and nil for each of the years ended December 31, 2012, 2013, and 2014, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2012, 2013, and 2014:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2011	27,670,222	2.15 – 78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66 – 61.09	33.13
Expired	(2,369,935)	2.15 – 78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14 – 78.44	47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Expired	(1,486,360)	27.31– 78.44	48.96
Outstanding, December 31, 2014	20,077,266	21.14 – 78.44	48.26

Exercisable, December 31, 2012	23,212,008	21.14 – 78.44	49.14
Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Exercisable, December 31, 2014	20,077,266	21.14 – 78.44	48.26

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2014:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	4,682,450	3.60	4,682,450	August 5, 2018
70.81	13,000	2.95	13,000	December 11, 2017
61.09	3,427,335	2.59	3,427,335	August 2, 2017
36.38	4,533,900	4.60	4,533,900	August 4, 2019
32.07	1,702,023	1.67	1,702,023	September 1, 2016
30.66	4,682,650	5.60	4,682,650	August 3, 2020
27.31	1,033,323	0.65	1,033,323	August 23, 2015
21.14	2,585	3.87	2,585	November 10, 2018
$21.14 – 78.44	20,077,266	3.81	20,077,266

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Company. The ArcelorMittal Equity Incentive Plan provides for the grant of Restricted Share Units (each, an “RSU”) and Performance Share Units (each, a “PSU”) to eligible Company employees and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan.

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2014 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2014 annual general shareholders’ meeting to the May 2015 annual general shareholders’ meeting, a maximum of 5,000,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

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

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and a strategic measure which was total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment until 2013 grant. As from 2014, most of the Steel Business Units have kept only ROCE as performance measure and mining continued with ROCE and mining volume plan. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

GMB PSU Plan

The GMB PSU Plan is designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives. The members of the GMB including the Chief Executive Officer are eligible for PSU grants. The GMB PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant GMB member continues to be actively employed by the Group on that date. If the GMB member is retired on that date or in case of an early retirement by mutual consent, the relevant GMB member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Company, represented by the Appointment, Remuneration and Corporate Governance Committee of the Board of Directors. Awards under the GMB PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for the other GMB members. Each PSU may give right to up to two shares of the Company. The two performance criteria required to be met for PSUs to vest are total shareholder return and earnings per share.

In March 2012, a total of 267,165 PSUs were granted to a total of 118 employees.

In March 2013, a total of 1,071,190 RSUs and 182,970 PSUs were granted to a total of 681 employees and 94 employees, respectively.

In June 2013, a total of 631,077 PSUs under the GMB PSU Plan were granted to a total of 7 members of the GMB.

In September 2013, a total of 1,065,415 RSUs and 504,075 PSUs were granted to a total of 682 employees and 384 employees, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In June 2014, a total of 843,376 PSUs under the GMB PSU Plan were granted to a total of 6 members of the GMB.

In December 2014, a total of 1,173,910 RSUs and 979,870 PSUs were granted to a total of 620 employees and 353 employees, respectively.

These equity incentive plans are accounted for as equity-settled share-based transactions. The fair value for the RSUs and PSUs allocated to the beneficiaries is recorded as an expense in the consolidated statements of operations over the relevant vesting or service periods. The compensation expense recognized for RSUs and PSUs were immaterial for the years ended December 31, 2012, 2013 and 2014.

Share unit plan activity is summarized below as of and for each year ended December 31, 2013 and 2014:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2011	1,303,515	$14.45	–	–
Granted	–	–	267,165	$16.87
Exited	(787)	14.45	–	–
Forfeited	(59,975)	14.45	(4,500)	16.87
Outstanding, December 31, 2012	1,242,753	14.45	262,665	16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03
Granted	1,173,910	10.28	1,823,246	13.32
Exited	(777,252)	14.43	–	–
Forfeited	(230,718)	13.27	(90,215)	14.27
Outstanding, December 31, 2014	3,409,606	12.06	3,260,178	14.10

The following table summarizes information about total share unit plan of the Company outstanding as of December 31, 2014:

Share units outstanding
Fair value per share	Number of shares	Shares exited	Maturity
$16.87	190,275	-	March 30, 2015
16.85	843,376	-	June 27, 2017
16.60	631,077	-	June 28, 2016
14.45	294,416	785,377	September 29, 2014
13.17	463,750	-	September 27, 2016
13.17	993,650	2,256	September 27, 2016
12.37	947,630	5,194	March 29, 2016
12.37	151,830	-	March 29, 2016
10.28	979,870		December 17, 2017
10.28	1,173,910		December 17, 2017
$16.87 – 10.28	6,669,784	792,827

NOTE 20: FINANCING COSTS

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Financing costs recognized in the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Recognized in the statements of operations
Interest expense	(2,031)	(1,890)	(1,565)
Interest income	157	113	96
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and mandatory convertible bonds	(99)	(12)	112
Net gain (loss) on other derivative instruments	4	11	7
Accretion of defined benefit obligations and other long term liabilities	(694)	(574)	(593)
Net foreign exchange result	(105)	(248)	(620)
Other *	(147)	(515)	(819)
Total	(2,915)	(3,115)	(3,382)

Recognized in equity (Company share)
Net change in fair value of available-for-sale financial assets	(937)	68	510
Effective portion of changes in fair value of cash flow hedge	(449)	(110)	104
Foreign currency translation differences for foreign operations	636	(666)	(4,717)
Total	(750)	(708)	(4,103)

*    Other mainly includes expenses related to True Sale of Receivables (“TSR”) programs and bank fees. In 2014, it also includes the settlement in relation to the termination of the Senegal greenfield project and an expense of 161 related to a federal tax amnesty plan in Brazil with respect to the Siderbras case (see note 26).

NOTE 21: INCOME TAX

Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2012, 2013 and 2014, respectively, are summarized as follows:

	Year ended December 31,
	2012	2013	2014
Total current tax expense	502	305	544
Total deferred tax expense (benefit)	(2,408)	(90)	(90)
Total income tax expense (benefit)	(1,906)	215	454

The following table reconciles the income tax expense (benefit) to the statutory tax expense (benefit) as calculated:

	Year ended December 31,
	2012	2013	2014
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)
Income tax expense (benefit)	(1,906)	215	454
Income (loss) before tax :	(5,375)	(2,360)	(520)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	(2,116)	(591)	(147)
Permanent items	(9,635)	(1,544)	(273)
Rate changes	(79)	25	36
Net change in measurement of deferred tax assets	9,708	2,067	306
Tax effects of foreign currency translation	(23)	(81)	446
Tax credits	(27)	(57)	(63)
Other taxes	168	57	79
Others	98	339	70
Income tax expense (benefit)	(1,906)	215	454

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

Permanent items

The permanent items consist of:

	Year ended December 31,
	2012	2013	2014
Notional Interest Deduction	(154)	(10)	(7)
Interest recapture	294	8	-
Non tax deductible goodwill impairment	1,260	-	-
Tax deductible write-down on shares	(11,083)	(1,217)	(338)
Taxable (tax deductible) capital gains/losses	(2)	(371)	-
Taxable capital gains on associates and joint ventures	-	-	67
Other permanent items	50	46	5
Total permanent items	(9,635)	(1,544)	(273)

Notional Interest Deduction (“NID”): Corporate taxpayers in Belgium can benefit from a tax deduction corresponding to an amount of interest calculated based on their (adjusted) equity as determined in conformity with general accepted accounting principles in Belgium, which differ from IFRS. The applicable interest rate used in calculating this tax deduction is 2.630% for 2014. Excess NID build up as from 2012 cannot be carried forward anymore whereas excess NID related to the period before 2012 can be carried forward within certain limits.

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

Tax deductible write-down on shares: In connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments in shares is also reviewed annually, resulting in write-downs of the value of shares of consolidated subsidiaries in Luxembourg which are principally tax deductible.

Tax deductible capital losses: The loss on sales of consolidated subsidiaries in Canada and Luxembourg which are principally tax deductible.

Taxable capital gains on associates and joint ventures relate to the disposal of the Company’s 50% interest in Gallatin Steel.

Rate changes

The 2012 tax benefit from rate changes of (79) results from the increase of the substantively enacted corporate income tax rate in Luxembourg.

The 2013 tax expense from rate changes of 25 results from the increase or from the postponement of the reduction of the substantively enacted corporate income tax rate in Mexico and Ukraine respectively.

The 2014 tax expense from rate changes of 36 is mainly due to the increase of future income tax rate in Ukraine, partially offset by a decrease in Spain.

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

The 2014 net change in measurement of deferred tax assets of 306 primarily consists of tax expense of 338 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 492 due to urecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (524).

Tax effects of foreign currency translation

The tax effects of foreign currency translation of (23), (81) and 446 at December 31, 2012, 2013 and 2014 respectively, pertain mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. In 2014 the effects are mainly due to depreciation of the Euro and the Ukrainian hryvnia in relation to the U.S. dollar.

Tax credits

The tax credits of (27), (57) and (63) in 2012, 2013 and 2014 respectively are mainly attributable to the Group’s operating subsidiaries in Brazil, Mexico and  Spain. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

 Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 79, (45) and 26, as well as mining duties in Canada, Mexico and Ukraine of 92, 106 and 30, flat tax in Mexico of (17), 5 and 0 and state tax in the United States of 16, (28) and  9 in 2012, 2013 and 2014 respectively.

Others

Others consist of:

	Year ended December 31,
	2012	2013	2014
Tax contingencies/settlements	83	295	83
Prior period taxes	(4)	13	3
Others	19	31	(16)
Total	98	339	70

The 2012 others of 98 primarily consists of a settlement agreement with regard to non tax deductible interest expenses as a result of a tax audit in Spain of 55.

The 2013 others of 339 primarily consists of the settlement of two tax amnesty programs in Brazil of 222 and settlement agreements as a result of tax audits in Germany of 73.

The 2014 others of 70 primarily consist of uncertain tax provisions for 83 which mainly relate to North America.

Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2012, 2013 and 2014 is as follows:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	2012	2013	2014
Recognized in other comprehensive income on:
Current tax expense (benefit)
Foreign currency translation adjustments	(3)	-	-
	(3)	-	-
Deferred tax expense (benefit)
Unrealized gain (loss) on derivative financial instruments	(210)	(48)	64
Recognized actuarial gain (loss)	(72)	155	(94)
Foreign currency translation adjustments	79	(66)	(53)
	(203)	41	(83)
	(206)	41	(83)
Recognized in retained earnings:
Deferred tax expense
Gain on sale of non-controlling interests	-	9	-
Recognized in non-controlling interests on:
Deferred tax expense (benefit)
Issuance of bonds mandatorily convertible in shares of subsidiaries	(1)	-	-
	(207)	50	(83)

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

    Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2013	2014	2013	2014	2013	2014
Intangible assets	9	16	(1,157)	(1,012)	(1,148)	(996)
Property, plant and equipment	402	441	(7,697)	(7,647)	(7,295)	(7,206)
Inventories	561	459	(534)	(495)	27	(36)
Financial instruments	49	46	(66)	(183)	(17)	(137)
Other assets	634	499	(674)	(438)	(40)	61
Provisions	2,291	2,448	(585)	(156)	1,706	2,292
Other liabilities	711	720	(370)	(649)	341	71
Tax losses carried forward	11,830	10,527	-	-	11,830	10,527
Tax credits and other tax benefits carried forward	546	502	-	-	546	502
Untaxed reserves	-	-	(127)	(120)	(127)	(120)
Deferred tax assets / (liabilities)	17,033	15,658	(11,210)	(10,700)	5,823	4,958

Deferred tax assets					8,938	7,962
Deferred tax liabilities					(3,115)	(3,004)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Deferred tax assets recognized by the Company as of December 31, 2013 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	85,743	25,237	11,830	13,407
Tax credits and other tax benefits carried forward	2,161	1,575	546	1,029
Other temporary differences	18,372	5,679	4,657	1,022
Total		32,491	17,033	15,458

Deferred tax assets recognized by the Company as of December 31, 2014 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	75,628	22,247	10,527	11,720
Tax credits and other tax benefits carried forward	2,194	1,439	502	937
Other temporary differences	19,650	5,693	4,629	1,064
Total		29,379	15,658	13,721

As of December 31, 2014, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily Canada, France, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidated group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitation on the yearly use of tax losses against taxable income.

The total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately 53 billion as of December 31, 2014. Of this amount 28 billion is considered realizable, resulting in the recognition of 8 billion of deferred tax assets at the applicable income tax rate in Luxembourg.  The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Tax losses can be carried forward indefinitely and specific loss settlement restrictions are not included in the Luxembourg tax legislation. The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for the tax losses carried forward in Luxembourg. As part of its assessment the Company has taken into account (i) its most recent forecast approved by management, (ii) the reorganization effected during 2012 under which the amount of deductible interest charges in Luxembourg on intra group loans has been significantly reduced, (iii) the fact that during 2012 ArcelorMittal in Luxembourg became the main provider of funding to the Group’s consolidated subsidiaries, leading to recognition of significant amounts of taxable interest income and (iv) other significant and reliable sources of income derived from distribution and procurement centers located in Luxembourg for many of ArcelorMittal’s European and worldwide operating subsidiaries

At December 31, 2014, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 7,962 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 7,962 is at least 31,897. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in upcoming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other  evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

For the period ended December 31, 2013 ArcelorMittal recorded approximately 16 of deferred income tax liabilities on the undistributed earnings of its foreign subsidiaries for income taxes due if these earnings would be distributed. These liabilities have been re-estimated at approximately 11 for the period ended December 31, 2014. For investments in subsidiaries, branches and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

associates and investments, that are not expected to reverse in the foreseeable future, the aggregate amount of deferred tax liabilities that is not recognized is approximately 1,612.

    Tax losses, tax credits and other tax benefits carried forward

At December 31, 2014, the Company had total estimated tax losses carried forward of 75,628.

Such amount includes net operating losses of 5,914 primarily related to subsidiaries in Canada, Kazakhstan, the Netherlands, Romania and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2015	90	20	110
2016	254	17	271
2017	128	30	158
2018	121	11	132
2019	18	33	51
2020 - 2034	1,529	3,663	5,192
Total	2,140	3,774	5,914

The remaining tax losses carried forward for an amount of 69,714 (of which 33,639 are recognized and 36,075 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Brazil, France, Germany, Luxembourg and Spain.

At December 31, 2014, the Company also had total estimated tax credits and other tax benefits carried forward of 2,194.

Such amount includes tax credits and other tax benefits of 843 primarily related to subsidiaries in Belgium and Spain of which 260 recognized and 583 unrecognized, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2015	17	25	42
2016	-	4	4
2017	-	18	18
2018	-	7	7
2019	-	116	116
2020 - 2034	243	413	656
Total	260	583	843

The remaining tax credits and other tax benefits for an amount of 1,351 (of which 427 are recognized and 924 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Belgium, France and Spain.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

.

NOTE 22: PROVISIONS

The movements of provisions were as follows:

	Balance at December 31, 2012	Additions	Deductions/ Payments and other releases	Effects of foreign exchange and other movements	Balance at December 31, 2013
Environmental (see note 26)	863	149	(93)	(4)	915
Asset retirement obligations (see note 26)	549	45	(5)	(73)	516
Site restoration	93	27	(44)	(1)	75
Staff related obligations	166	67	(48)	(16)	169
Voluntary separation plans	161	72	(149)	54	138
Litigation and other (see note 26)	926	178	(116)	(34)	954
Tax claims	334	101	(27)	(53)	355
Other legal claims	292	77	(89)	19	299
Other unasserted claims	300	-	-	-	300
Commercial agreements and onerous contracts	92	74	(66)	(7)	93
Other	208	114	(129)	36	229
	3,058	726	(650)	(45)	3,089
Short-term provisions	1,194				1,206
Long-term provisions	1,864				1,883
	3,058				3,089

	Balance at December 31, 2013	Additions	Deductions/ Payments and other releases	Effects of foreign exchange and other movements	Balance at December 31, 2014
Environmental (see note 26)	915	90	(107)	(43)	855
Asset retirement obligations (see note 26)	516	41	(8)	(244) [1]	305
Site restoration	75	2	(21)	(10)	46
Staff related obligations	169	84	(45)	(18)	190
Voluntary separation plans	138	32	(212)	195 [2]	153
Litigation and other (see note 26)	954	146	(283)	(59)	758
Tax claims	355	47	(86)	(45)	271
Other legal claims	299	99	(95)	(14)	289
Other unasserted claims	300	-	(102) [3]	-	198
Commercial agreements and onerous contracts	93	96	(47)	(20)	122
Other	229	62	(96)	(13)	182
	3,089	553	(819)	(212)	2,611
Short-term provisions	1,206				1,024
Long-term provisions	1,883				1,587
	3,089				2,611

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1       Effects of foreign exchange and other movements in 2014 are mainly related to depreciation of local currencies for 144 primarily in Russia (42) and Ukraine (79) and disposal of Kuzbass (54).

2       Effects of foreign exchange and other movements in 2014 include mainly a change in estimate of the maturity of termination benefits in ArcelorMittal Belgium.

3       The provision presented as “other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced. The Company recognized a release of 102 in 2014 following the expiration of the statute of limitations.

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

Provisions for site restoration are related to costs incurred for dismantling of site facilities, mainly in France and in the United States.

Provisions for staff related obligations concern primarily the United States and Brazil and are related to various employees’ compensation.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Provisions for voluntary separation plans concern primarily plans in Spain, France, Belgium and South Africa, which are expected to be settled within one year. In 2014 no new voluntary separation plans were announced.

Provisions for litigation are related to probable losses that will be incurred due to a present legal obligation and are expected to be settled in a period of one to four years. Discussion regarding legal matters is provided in note 26.

Provisions for onerous contracts are related to unavoidable costs of meeting obligations exceeding expected economic benefits under certain contracts. The provision is recognized for the amount of the expected net loss or the cost of fulfilling the contract. The increase in 2014 mainly includes onerous tin plate contracts at the Weirton site in the United States for 76.

Other mainly includes provisions for technical warranties and guarantees.

NOTE 23: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2013	2014
Accrued payroll and employee related expenses	2,012	1,869
Collection under TSR programs	1,638	1,256
Accrued interest and other payables	1,552	979
Payable from acquisition of intangible, tangible & financial assets	1,068	915
Other amounts due to public authorities	542	528
Derivative instruments	207	134
Unearned revenue and accrued payables	52	59
Total	7,071	5,740

NOTE 24: COMMITMENTS

The Company’s commitments consist of the following:

	December 31,
	2013	2014
Purchase commitments	18,930	22,250
Guarantees, pledges and other collateral	3,290	4,356
Non-cancellable operating leases	1,862	1,662
Capital expenditure commitments	1,060	933
Other commitments	3,354	3,118
Total	28,496	32,319

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight contracts. The increase in purchase commitments is mainly related to AM Calvert LLC slab purchases from TK Steel USA of 4,629 (see note 13).

Purchase commitments include commitments given to associates for 641 and 317 as of December 31, 2013 and 2014, respectively. Purchase commitments include commitments given to joint ventures for nil and 731 as of December 31, 2013 and 2014, respectively. Commitments given to joint ventures include 650 related to purchase of the output from Tameh.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit line given on behalf of third parties were 89 and 101 as of December 31, 2013 and 2014, respectively. Additionally, 32 and 22 were related to guarantees given on behalf of associates. Guarantees of 320 and 1,087 were given on behalf of joint ventures as of December 31, 2013 and 2014, respectively. The increase in guarantees given on behalf of joint ventures includes 573 for the guarantee issued on behalf of Calvert.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Pledges and other collateral mainly relate to mortgages entered into by the Company’s operating subsidiaries.  Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 3 and nil of commitments given on behalf of associates as of December 31, 2013 and 2014, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2013 and 2014 according to maturity periods are as follows:

	2013	2014
Less than 1 year	534	334
1-3 years	536	516
4-5 years	325	378
More than 5 years	467	434
Total	1,862	1,662

Non-cancellable operating leases include time charter arrangements for shipping activities. The service component of 318 included in certain of these agreements is classified as purchase commitments at December 31, 2014. The prior year service component of 373 has been reclassified to conform with the current year presentation.

The operating leases expense was 452, 672 and 686 in 2012, 2013 and 2014, respectively. The non-cancellable operating leases commitments for the year ended December 31, 2014 are related to plant, machinery and equipment (1,302), buildings (204), land (111) and other (45).

Capital expenditure commitments

Capital expenditure commitments mainly relate to greenfield projects (mainly Liberia) and investment commitments given to public authorities as follows:

ArcelorMittal Temirtau committed to expand the production capacity from 4 million tons to 6 million tons (103) and committed, since 2008, to improve the safety and security in the mining area (82).

ArcelorMittal Belgium committed to an investment program (168) as a result of the closure of ArcelorMittal Liège.

ArcelorMittal Atlantique et Lorraine committed to an investment program (116 remains as of December 31, 2014) in connection with the Florange site.

Other commitments given

Other commitments given comprise mainly commitments incurred for undrawn credit lines confirmed to customers and gas supply to electricity suppliers.

Commitments to sell

In addition to the commitments presented above, the Company has firm commitments to sell natural gas and electricity for nil and 435 as of December 31, 2013 and 2014, respectively.

NOTE 25: DEFERRED EMPLOYEE BENEFITS

ArcelorMittal’s operating subsidiaries sponsor different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits, principally healthcare. The expense associated with these pension plans and employee benefits, as well as the carrying amount of the related liability/asset on the statements of financial position are based on a number of assumptions and factors such as the discount rate, expected compensation increases, life expectancy, future healthcare cost trends and market value of the underlying assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Statements of Financial Position

Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2013	2014
Pension plan benefits	3,283	3,748
Other post-employment benefits	5,234	5,659
Early retirement benefits	487	461
Defined benefit liabilities	9,004	9,868
Termination benefits	490	206
Total	9,494	10,074

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

Represented employees hired after November 2005 and for employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multiemployer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 506 different participating employers. ArcelorMittal USA makes contributions to this multi-employer plan in the amount of $2.65 per contributory hour.

Canada

The primary pension plans are those of ArcelorMittal Dofasco, ArcelorMittal Mines Canada and ArcelorMittal Montreal.

The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The defined benefit pension plan was closed for new hires on December 31, 2011 and replaced by a new defined contribution pension plan with contributions related to age and service.

On March 9, 2012, ArcelorMittal communicated to its hourly and salaried employees who were still benefiting under the defined benefit plan that they would be transitioning to the new defined contribution pension plan.

The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and services. During the last months of 2014, ArcelorMittal communicated  to its non-union employees who were still benefiting under the defined benefit plan that they would be transitioning to a defined contribution pension plan. This transition has no impact on the financial statements of the Company for the financial year 2014.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Montreal entered into a six-year collective labor agreement during the third quarter of 2014 with its Contrecoeur-West union group. The defined benefit plan was closed to new hires. A new defined contribution type arrangement was established for new hires.

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

In the Netherlands, most accrued pension rights were externalized with an insurance company in April 2014. The transaction removed 111 and 113 of defined benefit obligations and plan assets, respectively.

South Africa

There are two defined benefit pension plans. These plans are closed to new entrants. The assets are held in pension funds under the control of the trustees and both funds are wholly funded for qualifying employees. South African entities have also implemented defined contributions pension plans that are financed by employer and employee contributions.

Others

A very limited number of defined benefit pension plans are in place in other countries (mainly in Trinidad & Tobago).

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

	Year Ended December 31, 2013
	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Change in benefit obligation
Benefit obligation at beginning of the period	13,006	3,976	4,032	991	2,817	882	308
Current service cost	165	49	45	11	46	1	13
Interest cost on DBO	565	150	167	84	85	57	22
Past service cost - Plan amendments	1	-	-	-	1	-	-
Plan participants’ contribution	5	-	1	2	-	-	2
Curtailments and settlements	(17)	-	-	-	-	(17)	-
Actuarial (gain) loss	(850)	(324)	(198)	(248)	(88)	(4)	12
Demographic assumptions	37	3	33	12	(11)	-	-
Financial assumptions	(933)	(312)	(251)	(238)	(88)	(20)	(24)
Experience adjustment	46	(15)	20	(22)	11	16	36
Benefits paid	(796)	(255)	(219)	(51)	(158)	(81)	(32)
Foreign currency exchange rate differences and other movements	(459)	-	(268)	(100)	80	(162)	(9)
Benefit obligation at end of the period	11,620	3,596	3,560	689	2,783	676	316

Change in plan assets
Fair value of plan assets at beginning of the period	8,308	2,516	3,210	735	809	914	124
Interest income on plan assets	375	87	132	66	23	60	7
Return on plan assets greater/(less) than discount rate	792	363	285	46	19	76	3
Employer contribution	276	203	46	15	11	-	1
Plan participants’ contribution	5	-	1	2	-	-	2
Settlements	(13)	-	-	-	-	(13)	-
Benefits paid	(654)	(251)	(218)	(51)	(48)	(81)	(5)
Foreign currency exchange rate differences and other movements	(503)	(10)	(212)	(80)	(29)	(170)	(2)
Fair value of plan assets at end of the period	8,586	2,908	3,244	733	785	786	130

Present value of the wholly or partly funded obligation	(9,985)	(3,562)	(3,545)	(689)	(1,389)	(676)	(124)
Fair value of plan assets	8,586	2,908	3,244	733	785	786	130
Net present value of the wholly or partly funded obligation	(1,399)	(654)	(301)	44	(604)	110	6
Present value of the unfunded obligation	(1,635)	(34)	(15)	-	(1,394)	-	(192)
Prepaid due to unrecoverable surpluses	(194)	-	-	(81)	(3)	(110)	-
Net amount recognized	(3,228)	(688)	(316)	(37)	(2,001)	-	(186)

Net assets related to funded obligations	55	-	50	-	-	-	5
Recognized liabilities	(3,283)	(688)	(366)	(37)	(2,001)	-	(191)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(62)	-	-	(27)	(3)	(32)	-
Interest cost on unrecoverable surplus	(5)	-	-	(2)	-	(3)	-
Change in unrecoverable surplus in excess of interest	(138)	-	-	(55)	-	(83)	-
Exchange rates changes	11	-	-	3	-	8	-
Unrecoverable surplus at end of the period	(194)	-	-	(81)	(3)	(110)	-

		Year Ended December 31, 2014
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,620	3,596	3,560	689	2,783	676	316
	Current service cost	128	41	35	4	38	-	10
	Interest cost on DBO	561	163	158	86	83	51	20
	Past service cost - Plan amendments	3	-	3	-	-	-	-
	Plan participants’ contribution	3	-	1	1	-	-	1
	Curtailments and settlements	(115)	-	-	-	(115)	-	-
	Actuarial (gain) loss	1,311	387	368	118	436	(1)	3
	Demographic assumptions	163	99	30	45	(11)	-	-
	Financial assumptions	1,138	295	415	23	408	3	(6)
	Experience adjustment	10	(7)	(77)	50	39	(4)	9
	Benefits paid	(751)	(252)	(211)	(48)	(145)	(73)	(22)
	Foreign currency exchange rate differences and other movements [1]	(901)	-	(291)	(117)	(357)	(66)	(70)
	Benefit obligation at end of the period	11,859	3,935	3,623	733	2,723	587	258

	Change in plan assets
	Fair value of plan assets at beginning of the period	8,586	2,908	3,244	733	785	786	130
	Interest income on plan assets	445	124	148	86	20	60	7
	Return on plan assets greater/(less) than discount rate	365	88	183	17	60	19	(2)
	Employer contribution	253	165	48	14	25	-	1
	Plan participants’ contribution	3	-	1	1	-	-	1
	Settlements	(113)	-	-	-	(113)	-	-
	Benefits paid	(617)	(248)	(210)	(48)	(33)	(73)	(5)
	Foreign currency exchange rate differences and other movements [1]	(574)	(11)	(270)	(115)	(99)	(78)	(1)
	Fair value of plan assets at end of the period	8,348	3,026	3,144	688	645	714	131

	Present value of the wholly or partly funded obligation	(10,256)	(3,904)	(3,607)	(731)	(1,297)	(587)	(130)
	Fair value of plan assets	8,348	3,026	3,144	688	645	714	131
	Net present value of the wholly or partly funded obligation	(1,908)	(878)	(463)	(43)	(652)	127	1
	Present value of the unfunded obligation	(1,603)	(31)	(16)	(2)	(1,426)	-	(128)
	Prepaid due to unrecoverable surpluses	(205)	-	-	(75)	(3)	(127)	-
	Net amount recognized	(3,716)	(909)	(479)	(120)	(2,081)	-	(127)

	Net assets related to funded obligations	32	-	31	-	-	-	1
	Recognized liabilities	(3,748)	(909)	(510)	(120)	(2,081)	-	(128)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(194)	-	-	(81)	(3)	(110)	-
	Interest cost on unrecoverable surplus	(19)	-	-	(10)	-	(9)	-
	Change in unrecoverable surplus in excess of interest	(15)	-	-	5	-	(20)	-
	Exchange rates changes	23	-	-	11	-	12	-
	Unrecoverable surplus at end of the period	(205)	-	-	(75)	(3)	(127)	-

1	Other movements include the divestiture of ATIC for (29) in benefit obligations and (21) in plan assets

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2012
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	175	55	62	10	36	-	12
Past service cost - Plan amendments	(30)	12	(43)	-	1	-	-
Past service cost - Curtailments	(133)	-	(94)	-	(32)	-	(7)
Net interest cost/(income) on net DB liability/(asset)	185	57	23	19	72	-	14
Total	197	124	(52)	29	77	-	19

	Year Ended December 31, 2013
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	165	49	45	11	46	1	13
Past service cost - Plan amendments	1	-	-	-	1	-	-
Past service cost - Curtailments and settlements	(4)	-	-	-	-	(4)	-
Net interest cost/(income) on net DB liability/(asset)	195	63	35	20	62	-	15
Total	357	112	80	31	109	(3)	28

	Year Ended December 31, 2014
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	128	41	35	4	38	-	10
Past service cost - Plan amendments	3	-	3	-	-	-	-
Past service cost - Curtailments and settlements	(2)	-	-	-	(2)	-	-
Net interest cost/(income) on net DB liability/(asset)	135	39	10	10	63	-	13
Total	264	80	48	14	99	-	23

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal operating subsidiaries in the U.S., Canada, Europe and certain other countries, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

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

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plan. These assets consist of 67% in fixed income and 33% in equities and alternatives. The total fair value of the assets in the VEBA trust was 671 as of December 31, 2014.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2013
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,734	4,935	870	689	240
	Current service cost	96	41	13	26	16
	Interest cost on DBO	275	201	37	21	16
	Past service cost - Plan amendments	3	-	-	(2)	5
	Plan participants’ contribution	21	21	-	-	-
	Curtailments and settlements	(24)	-	-	(24)	-
	Actuarial (gain) loss	(698)	(572)	(61)	(82)	17
	Demographic assumptions	14	47	(28)	(10)	5
	Financial assumptions	(600)	(517)	(44)	(30)	(9)
	Experience adjustment	(112)	(102)	11	(42)	21
	Benefits paid	(336)	(236)	(40)	(51)	(9)
	Foreign currency exchange rate differences and other movements [1]	(97)	-	(57)	37	(77)
	Benefit obligation at end of the period	5,974	4,390	762	614	208

	Change in plan assets
	Fair value of plan assets at beginning of the period	704	689	-	15	-
	Interest income on plan assets	27	27	-	-	-
	Return on plan assets greater/(less) than discount rate	32	33	-	(1)	-
	Employer contribution	189	189	-	-	-
	Plan participants’ contribution	21	21	-	-	-
	Benefits paid	(234)	(234)	-	-	-
	Foreign currency exchange rate differences and other movements	1	-	-	1	-
	Fair value of plan assets at end of the period	740	725	-	15	-

	Present value of the wholly or partly funded obligation	(1,403)	(1,322)	-	(81)	-
	Fair value of plan assets	740	725	-	15	-
	Net present value of the wholly or partly funded obligation	(663)	(597)	-	(66)	-
	Present value of the unfunded obligation	(4,571)	(3,068)	(762)	(533)	(208)
	Net amount recognized	(5,234)	(3,665)	(762)	(599)	(208)

1	Other movements include the divestiture of ArcelorMittal Annaba for 64

		Year Ended December 31, 2014
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	5,974	4,390	762	614	208
	Current service cost	82	39	10	23	10
	Interest cost on DBO	279	210	34	20	15
	Past service cost - Plan amendments	(17)	-	(17)	-	-
	Plan participants’ contribution	18	18	-	-	-
	Curtailments and settlements	(6)	-	-	(6)	-
	Actuarial (gain) loss	576	465	56	57	(2)
	Demographic assumptions	382	402	(28)	7	1
	Financial assumptions	519	363	84	75	(3)
	Experience adjustment	(325)	(300)	-	(25)	-
	Benefits paid	(347)	(248)	(39)	(53)	(7)
	Foreign currency exchange rate differences and other movements	(170)	-	(62)	(78)	(30)
	Benefit obligation at end of the period	6,389	4,874	744	577	194

	Change in plan assets
	Fair value of plan assets at beginning of the period	740	725	-	15	-
	Interest income on plan assets	33	33	-	-	-
	Return on plan assets greater/(less) than discount rate	1	1	-	-	-
	Employer contribution	188	188	-	-	-
	Plan participants’ contribution	18	18	-	-	-
	Benefits paid	(248)	(246)	-	(2)	-
	Foreign currency exchange rate differences and other movements	(2)	-	-	(2)	-
	Fair value of plan assets at end of the period	730	719	-	11	-

	Present value of the wholly or partly funded obligation	(1,607)	(1,530)	-	(77)	-
	Fair value of plan assets	730	719	-	11	-
	Net present value of the wholly or partly funded obligation	(877)	(811)	-	(66)	-
	Present value of the unfunded obligation	(4,782)	(3,344)	(744)	(500)	(194)
	Net amount recognized	(5,659)	(4,155)	(744)	(566)	(194)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2012
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	86	42	12	21	11
Past service cost - Plan amendments	(148)	10	(163)	1	4
Past service cost - Curtailments	(1)	-	-	(1)	-
Net interest cost/(income) on net DB liability/(asset)	277	195	42	27	13
Actuarial (gains)/losses recognized during the year	32	-	-	32	-
Total	246	247	(109)	80	28

	Year Ended December 31, 2013
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	96	41	13	26	16
Past service cost - Plan amendments	3	-	-	(2)	5
Past service cost - Curtailments	(24)	-	-	(24)	-
Net interest cost/(income) on net DB liability/(asset)	248	174	37	21	16
Actuarial (gains)/losses recognized during the year	(10)	-	-	(10)	-
Total	313	215	50	11	37

	Year Ended December 31, 2014
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	82	39	10	23	10
Past service cost - Plan amendments	(17)	-	(17)	-	-
Past service cost - Curtailments	(6)	-	-	(6)	-
Net interest cost/(income) on net DB liability/(asset)	246	177	34	20	15
Actuarial (gains)/losses recognized during the year	22	-	-	22	-
Total	327	216	27	59	25

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2012	2013	2014
Net periodic pension cost	197	357	264
Net periodic OPEB cost	246	313	327
Total	443	670	591

Cost of sales	(19)	193	158
Selling, general and administrative expenses	-	34	30
Financing costs - net	462	443	403
Total	443	670	591

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2013
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	51%	58%	1%	8%	42%	44%
- Asset classes that have a quoted market price in an active market	37%	51%	1%	8%	40%	10%
- Asset classes that do not have a quoted market price in an active market	14%	7%	-	-	2%	34%
Fixed Income Securities (including cash)	33%	40%	98%	79%	58%	55%
- Asset classes that have a quoted market price in an active market	4%	35%	98%	78%	57%	5%
- Asset classes that do not have a quoted market price in an active market	29%	5%	-	1%	1%	50%
Real Estate	4%	-	-	-	-	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	-	-
- Asset classes that do not have a quoted market price in an active market	4%	-	-	-	-	-
Other	12%	2%	1%	13%	-	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	6%	-	-
- Asset classes that do not have a quoted market price in an active market	12%	-	-	7%	-	1%
Total	100%	100%	100%	100%	100%	100%

	December 31, 2014
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	50%	56%	4%	3%	41%	43%
- Asset classes that have a quoted market price in an active market	28%	49%	4%	3%	38%	10%
- Asset classes that do not have a quoted market price in an active market	22%	7%	-	-	3%	33%
Fixed Income Securities (including cash)	34%	42%	94%	88%	58%	56%
- Asset classes that have a quoted market price in an active market	3%	37%	94%	87%	57%	5%
- Asset classes that do not have a quoted market price in an active market	31%	5%	-	1%	1%	51%
Real Estate	4%	-	1%	-	1%	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	1%	-
- Asset classes that do not have a quoted market price in an active market	4%	-	1%	-	-	-
Other	12%	2%	1%	9%	-	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	6%	-	-
- Asset classes that do not have a quoted market price in an active market	12%	-	-	3%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 20, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 1,226 and 844 in 2013 and 2014, respectively.

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

	December 31, 2014
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	52%	56%	5%	3%	42%	36%
Fixed Income Securities (including cash)	34%	43%	93%	87%	58%	62%
Real Estate	5%	-	1%	-	-	1%
Other	9%	1%	1%	10%	-	1%
Total	100%	100%	100%	100%	100%	100%

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2012	2013	2014	2012	2013	2014
Discount rate
Range	3.15% - 10%	3.25% - 14%	1.90% - 17%	3.15% - 6.50%	3% - 22%	1.80% - 25%
Weighted average	4.61%	5.17%	4.29%	4.14%	4.86%	4.05%
Rate of compensation increase
Range	2.38% - 9.72%	2% - 10%	2% - 11%	2% - 5%	1.80% - 20%	2% - 21%
Weighted average	3.42%	3.66%	3.40%	3.21%	3.40%	3.64%

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2012	2013	2014
Healthcare cost trend rate assumed
Range	2.00% - 5.29%	2.00% - 6.09%	2.00% - 5.30%
Weighted average	5.16%	4.83%	4.80%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash Contributions and maturity profile of the plans

In 2015, the Company is expecting its cash contributions to amount to 330 for pension plans, 297 for other post employment benefits plans, 123 for defined contribution plans and 69 for U.S. multi-employer plans. Cash contributions to defined contribution plans and to U.S. multi-employer plans sponsored by the Company, were respectively 131 and 68 in 2014.

At December 31, 2014, the weighted average duration of the liabilities related to the pension and other post employment benefits plans were 11 years (2013: 11 years) and 12 years (2013: 13 years), respectively.

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

Assumption regarding future mortality rates has been set considering published statistics and where possible, ArcelorMittal’s own population’s experience. The current longevities at retirement underlying the values of the defined benefit obligation were approximately 21 years.

Late in 2014, the Society of Actuaries published new mortality base tables and new mortality improvement scales in the U.S.  Use of these new mortality assumptions resulted in increasing the pension and OPEB defined benefit obligations by 85 and 271, respectively.

Healthcare cost trend rate

The majority of the OPEB plans’ benefit obligations are linked to the change in the cost of various health care components. Future healthcare cost will vary based on several factors including price inflation, utilization rate, technology advances, cost shifting and cost containing mechanisms. A higher healthcare cost trend will lead to higher OPEB plan benefit obligations.

Multi-employer plans

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal participates in a multi-employer pension plan in the U.S. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2013, which is the latest period for which information is available, the multi-employer pension plan showed a deficit of 771 and a funded ratio of 81%. ArcelorMittal represented roughly 27% of total contributions made to the plan in the past three years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2014, the defined benefit obligation  for pension plans was 11,859):

	Effect on 2015 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2014 DBO
Change in assumption
100 basis points decrease in discount rate	(44)	1,466
100 basis points increase in discount rate	33	(1,207)
100 basis points decrease in rate of compensation	(18)	(216)
100 basis points increase in rate of compensation	20	235
1 year increase of the expected life of the beneficiaries	13	287

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2014 the defined benefit obligation for post-employment benefit plans was 6,389):

	Effect on 2015 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect of December 31, 2014 DBO
Change in assumption
100 basis points decrease in discount rate	(10)	908
100 basis points increase in discount rate	8	(729)
100 basis points decrease in healthcare cost trend rate	(43)	(658)
100 basis points increase in healthcare cost trend rate	50	800
1 year increase of the expected life of the beneficiaries	10	205

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

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, ArcelorMittal is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, ArcelorMittal has disclosed information with respect to the nature of the contingency. ArcelorMittal has not accrued a reserve for the potential outcome of these cases.

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

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. The assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2014, excluding asset retirement obligations, ArcelorMittal had established provisions of 855 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 508 in Europe, 170 in the United States, 140 in South Africa and 37 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 170 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 21 is expected to be spent in 2015. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 34, with anticipated spending of 3 during 2015, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal.  The provisions for environmental liabilities include approximately $12 million for such sediment assessment and remediation, and $7 million for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately $40 million for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of a plan to improve treatment facility operations and lower long-term wastewater treatment costs. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has until 2017 to reach the current target value of approximately $48 million. This target value is based on average spending over the last three years. We expect this rate of spending and the target value to decrease once the operational improvement plans are in place. The trust had a market value of $34 million as of December 31, 2014.  Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately $28 million for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging multiple violations of the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) air permit requirements based on alleged failures by Bethlehem Steel that dating back to early 1994. Based on recent court decisions and ongoing negotiations with US EPA, it is very likely that US EPA will not enforce the alleged PSD permit violations by Bethlehem Steel against ArcelorMittal USA. U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities.  Some of the EPA’s information requests and subsequent allegations relate to recent operations while others relate to historical actions under former facility owners that occurred 13 to 27 years ago.  In October 2011, EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns.  Compliance data relating to the self reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with U.S. EPA and affected state agencies involving all of the NOVs are ongoing and a comprehensive settlement with U.S. EPA may be negotiated in 2015.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 508 and are mainly related to investigation and remediation of environmental contamination at current and former operating sites in France (113), Belgium (257), Luxembourg (58), Poland (31), Germany (33), Czech Republic (10) and Spain (6). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 113, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

ArcelorMittal Atlantique et Lorraine has an environmental provision that principally relates to the remediation and improvement of storage of secondary materials, the disposal of waste at different ponds and landfills and an action plan for removing asbestos from the installations and mandatory financial guarantees to cover risks of major accident hazard or for gasholders and waste storage. Most of the provision relates to the stocking areas at the Dunkirk site that will need to be restored to comply with local law and to the mothballing of the liquid phase in Florange, including study and surveillance of soil and water to prevent environmental damage, treatment and elimination of waste and financial guarantees demanded by Public Authorities. The environmental provisions also include treatment of slag dumps at Florange and Dunkirk sites as well as removal and disposal of asbestos-containing material at the Dunkirk and Mardyck sites. The environmental provisions set up at ArcelorMittal Méditerranée mainly correspond to mandatory financial guarantees to operate waste storage installations and a coke oven gas holder. It also covers potential further adjustments of tax paid on polluting activities in recent years.

Industeel France has an environmental provision that principally relates to ground remediation at the Le Creusot site and to the rehabilitation of waste disposal areas at the Châteauneuf site.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Belgium

In Belgium, there is an environmental provision of 257, of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately 58, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually obligated to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of the Belval Blast Furnace water pond and former production sites. A provision of approximately 53 covers these obligations.

ArcelorMittal Belval and Differdange has an environmental provision of approximately 4 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

Poland

ArcelorMittal Poland S.A.’s environmental provision of 31 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of 33 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 10, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 6 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 140 to be used over 14 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 35 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than  71 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately 30 of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 35 years. Approximately $26 million of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

A provision of 40 relates to the environmental rehabilitation of the Thabazimbi Mine.

The remainder of the obligation of approximately 9 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 24 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, and a provision of approximately 5 for the expected cost of remediating environmental issues at the former Sherman iron ore mine in Ontario once operated and managed by Dofasco (closed in 1990). ArcelorMittal Montreal has an environmental provision of approximately 8 for future disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2014, ArcelorMittal had established provisions for asset retirement obligations of 305, including 30 for Ukraine, 76 for Canada, 46 for the United States, 48 for Mexico, 22 for Belgium, 26 for Germany, 16 for South Africa, 8 for Brazil, 19 for Kazakhstan, and 14 for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryvyi Rih, upon closure of the mine pursuant to its restoration plan.

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

The AROs in Mexico relate to the restoration costs at the closure of the Las Truchas and El Volcan and the joint operation of Pena Colorada iron ore mines.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31,  2014, ArcelorMittal had recorded provisions in the aggregate of approximately 271 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2014 or (ii) that constitute a contingent liability, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 205 as of December 31,2014. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77) was due. Both parties have filed an appeal with the second administrative instance.

In 2011, SOL Coqueria Tubarão S.A. received 27 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 51 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets and ArcelorMittal Tubarão has filed its defense in the administrative instance.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 527. On January 31, 2014,  the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 489. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance.  In October 2014, the administrative tribunal of first instance found in favour of the Federal Revenue  and ArcelorMittal Brasil filed its appeal on November 6, 2014.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated), in an amount of approximately 32. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 60 as of December 31, 2014.

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of 68 concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Federal Revenue Service considers that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted.  Comex filed its defense in June 2014.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging  that  the Company did not correctly calculate tax credits on  interstate sales of electricity  from the February 2012 to December 2013 period. The amount claimed totals 54. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014.

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

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 29 to ArcelorMittal Kryvyi Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryvyi Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryvyi Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryvyi Rih and the tax authorities filed an appeal.  On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryvyi Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation. On  December 24, 2014, the Supreme Administrative Court of Ukraine left unchanged the decisions of the lower courts in favour of ArcelorMittal Kryvyi Rih. The tax authorities can appeal to the Supreme Court of Ukraine before December 24, 2015.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately 92. The claim relates to cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities in an amount of 92 and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryvyi Rih. Both parties filed appeals, and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On July 7, 2014, the tax authorities filed an application to withdraw the case. At a hearing held on September 10, 2014, the court requested that the tax authorities provide evidence confirming that the submission of this application was properly internally authorized by the State Tax Administration.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2014, ArcelorMittal had not recorded any provisions in respect of such claims. Set out below is a summary description of competition/antitrust claims (i) that constitute a contingent liability, or (ii) that were resolved in 2014 in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and  were consolidated with the Standard Iron Works lawsuit.  A hearing on class certification of the direct purchaser claims took place in March/April  2014 and a decision remains pending . On May 29, 2014, ArcelorMittal entered into an agreement to settle the direct purchaser claims for an amount of 90 recognized in cost of sales. On October 17, 2014, the court gave its final approval of the settlement. Two putative class actions on behalf of indirect purchasers have been filed and are not covered by the settlement of the direct purchaser claims.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 52 (at December 31, 2014 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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

Germany

In February 2013, Germany’s Federal Cartel Office (Bundeskartellamt) conducted unannounced inspections of ArcelorMittal FCE Germany GmbH, ThyssenKrupp and Voestalpine in relation to suspected anti-competitive practices regarding steel for automotive customers.  On December 10, 2014, the  Bundeskartellamt closed its investigation.

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

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal appealed the decision to reject the application, and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. In 2014, ArcelorMittal South Africa requested the documents from the Competition Commission, which provided an index thereof.  On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities but this application was withdrawn by notice dated  August 7, 2014. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

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

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2014, ArcelorMittal had recorded provisions of approximately 289 for other legal claims in respect of which it considers the risk of loss to be probable.  Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2014, (ii) that constitute a contingent liability, or (iii) that were resolved in 2014, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Argentina

Over the course of 2007 to 2014, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 36 different claims concerning several shipments made between 2002 and 2013. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 187. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation.  By February 2014, in 17 of the total 36 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 30). These decisions have been appealed to the Argentinian National Fiscal Court.

Brazil

ArcelorMittal Brasil (as a successor of Companhia Siderurgica Tubarão) was party to a legal dispute against Siderbras (an extinguished holding company held by the Government of Brazil) related to financial debt issued in 1992. In July 2014, the judge in charge requested that the guarantee securing the litigation be replaced with cash so that an appeal of the case could proceed. ArcelorMittal Brasil entered into a federal amnesty program with the Brazilian tax authorities to settle the debt with Siderbras (application made in August 2014) and paid 161 (original debt 260 including interest and penalties) in connection therewith, which was recorded as a financial expense. Of this amount, 115 was paid by way of set-off of tax losses and the remaining balance was paid in cash (46).

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 56 and 25, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. In April 2014, the parties participated in a mediation procedure and reached a settlement subject to certain conditions, which have now been satisfied. The proceedings before the Calgary court were formally discontinued in June 2014 and the case is therefore now closed.

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

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €23.7 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €37.5 million to €59.5 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. In June 20 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 17, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of €23.7 million plus interest. ArcelorMittal has 30 days following the notification of the Court’s decision to file an appeal and to ask for the suspension of the enforceability before the Court of Appeal.

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

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase would be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The parties have since agreed to settle the dispute with the amount of the settlement being included within financing cost. On December 12, 2014, the arbitral tribunal issued a procedural order formally  closing the arbitration.

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

The number of claims outstanding for asbestos exposure at December 31, 2014 was 351 as compared to 385 at December 31, 2013.  The range of amounts claimed for the year ended December 31, 2014 was €30,000 to €600,000 (approximately $40,777 to

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

$815,546). The aggregate costs and settlements for the year ended December 31, 2014 were approximately 4, of which approximately 0.3 represents legal fees and approximately 3 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2013 were approximately 3, of which approximately 0.31 represents legal fees and approximately 2 represents damages paid to the claimant.

	in number of cases
	2013	2014
Claims unresolved at the beginning of the period	383	385
Claims filed	74	76
Claims settled, dismissed or otherwise resolved	(72)	(110)
Claims unresolved at the end of the period	385	351

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

NOTE 27: SEGMENT AND GEOGRAPHIC INFORMATION

As from January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus.  Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and prior period segment disclosures have been recast to reflect this new segmentation in conformity with IFRS. ArcelorMittal’s reportable segments changed to NAFTA, Brazil and neighboring countries (“Brazil”), Europe, Africa & Commonwealth of Independent States (“ACIS”) and Mining. The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged with the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged.

ArcelorMittal has a high degree of geographic diversification relative to other steel companies. During 2014, ArcelorMittal shipped its products to customers in over 170 countries, with its largest markets in Flat and Long products in Americas and Europe. ArcelorMittal conducts its business through its Operating Subsidiaries. Many of these operations are strategically located with access to on-site deep water port facilities, which allow for cost-efficient import of raw materials and export of steel products.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•      NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•      Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

•      Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe produces also long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Distribution Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Distribution Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•      ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•      Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2012
	Sales to external customers	20,576	9,902	41,996	9,976	1,674	89	-	84,213
	Intersegment sales**	185	255	503	221	3,819	592	(5,575)	-
	Operating income (loss)	1,243	561	(5,725)	(54)	1,209	(95)	216	(2,645)
	Depreciation	776	729	1,944	657	546	50	-	4,702
	Impairment	(5)	-	5,032	8	-	-	-	5,035
	Capital expenditures	494	600	1,207	436	1,883	97	-	4,717
	Year ended December 31, 2013
	Sales to external customers	19,416	9,877	40,086	8,254	1,659	148	-	79,440
	Intersegment sales**	229	271	421	164	4,107	606	(5,798)	-
	Operating income (loss)	630	1,204	(985)	(457)	1,176	(298)	(73)	1,197
	Depreciation	767	691	2,003	542	642	50	-	4,695
	Impairment	-	-	86	196	162	-	-	444
	Capital expenditures	422	276	990	398	1,342	24	-	3,452
	Year ended December 31, 2014
	Sales to external customers	21,030	9,558	39,224	8,032	1,320	118	-	79,282
	Intersegment sales**	132	479	328	236	3,650	419	(5,244)	-
	Operating income (loss)	386	1,388	737	95	565	(264)	127	3,034
	Depreciation	706	457	1,510	525	703	38	-	3,939
	Impairment	114	-	57	-	63	30	-	264
	Capital expenditures	505	497	1,052	573	993	45	-	3,665

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company does not regularly provide assets for each reportable segment to the CODM. The table which follows presents the reconciliation of segment assets to total assets as required by IFRS 8 – “Operating Segments”.

	Year Ended December 31,
	2012	2013	2014
Assets allocated to segments	96,818	93,993	84,058
Cash and cash equivalents, including restricted cash	4,540	6,232	4,016
Deferred tax assets	8,221	8,938	7,962
Assets held for sale	-	292	414
Other unallocated assets and eliminations	4,419	2,853	2,729
Total assets	113,998	112,308	99,179

The reconciliation from operating income (loss) to net income is as follows:

	Year Ended December 31,
	2012	2013	2014
Operating income (loss)	(2,645)	1,197	3,034
Income from investments in associates and joint ventures	185	(442)	(172)
Financing costs - net	(2,915)	(3,115)	(3,382)
Income (loss) before taxes	(5,375)	(2,360)	(520)
Income tax expense (benefit)	(1,906)	215	454
Net income (including non-controlling interests)	(3,469)	(2,575)	(974)

Geographical information

Sales (by destination)

	Year Ended December 31,
	2012	2013	2014
Americas
United States	16,539	15,625	17,312
Canada	3,617	3,299	3,462
Brazil	6,376	6,576	6,299
Argentina	1,236	1,279	1,161
Mexico	2,337	2,081	2,216
Others	2,209	2,181	1,847
Total Americas	32,314	31,041	32,297

Europe
France	5,062	4,764	4,499
Spain	3,764	3,900	3,907
Germany	7,645	6,834	6,649
Romania	779	755	728
Poland	3,614	3,523	3,815
Belgium	1,262	1,264	1,268
Italy	2,671	2,771	2,701
United Kingdom	1,654	1,442	1,480
Turkey	2,577	2,469	2,576
Czech Republic	1,660	1,608	1,579
Netherlands	978	904	917
Russia	1,770	1,618	1,216
Others	5,105	5,071	4,948
Total Europe	38,541	36,923	36,283

Asia & Africa
South Africa	3,338	2,908	2,629
China	1,218	1,395	941
Kazakhstan	659	791	668
Morocco	669	744	696
South Korea	472	277	593
India	686	406	225
Others	6,316	4,955	4,950
Total Asia & Africa	13,358	11,476	10,702

Total	84,213	79,440	79,282

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Revenues from external customers attributed to the country of domicile (Luxembourg) were 217, 118 and 53 as of December 31, 2012, 2013 and 2014, respectively.

Non-current assets* per significant country:

		Non-current assets
		As of December 31,
		2013	2014
	Americas
	Brazil	6,524	5,815
	United States	6,027	5,799
	Canada	5,985	5,723
	Mexico	1,491	1,324
	Trinidad and Tobago	221	199
	Venezuela	195	157
	Argentina	192	210
	Others	31	26
	Total Americas	20,666	19,253

	Europe
	France	5,806	4,988
	Ukraine	3,959	3,727
	Germany	3,355	2,900
	Spain	3,170	2,667
	Belgium	3,047	2,666
	Poland	2,712	2,373
	Luxembourg	1,886	1,409
	Czech Republic	854	695
	Romania	799	681
	Bosnia and Herzegovina	259	230
	Italy	253	201
	Others	554	304
	Total Europe	26,654	22,841

	Asia & Africa
	Kazakhstan	2,126	2,173
	South Africa	1,424	1,393
	Liberia	1,144	1,436
	Morocco	178	143
	Others	171	136
	Total Africa & Asia	5,043	5,281

	Unallocated assets	25,920	23,747
	Total	78,283	71,122

*

Non-current assets do not include goodwill (as it is not allocated to the geographic regions), deferred tax assets, investment in associate and joint ventures, other investments and other non-current financial assets. Such assets are presented under the caption “Unallocated assets”.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Sales by type of products

	Year Ended December 31,
	2012	2013	2014
Flat products	45,748	43,737	44,863
Long products	20,686	19,331	18,671
Tubular products	2,760	2,401	2,518
Mining products	1,674	1,659	1,319
Others	13,345	12,312	11,911
Total	84,213	79,440	79,282

The table above presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

NOTE 28: EMPLOYEES AND KEY MANAGEMENT PERSONNEL

As of December 31, 2014, ArcelorMittal had approximately 222,000 employees and the total annual compensation of ArcelorMittal’s employees in 2012, 2013 and 2014 was as follows:

	Year Ended December 31,
	2012	2013	2014
Employee Information
Wages and salaries	10,228	9,891	9,839
Pension cost	6	248	216
Other staff expenses	1,676	1,740	1,989
Total	11,910	11,879	12,044

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2012, 2013 and 2014 was as follows:

	Year Ended December 31,
	2012	2013	2014
Base salary and directors fees	11	12	11
Short-term performance-related bonus	11	6	8
Post-employment benefits	1	1	1
Share based compensation	2	3	7

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

As of December 31, 2012, 2013 and 2014, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2012, 2013 and 2014, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.