Form 20-F/A
period 2014-12-31
ArcelorMittal
filed 2015-02-26
CIK 1243429

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

Yes  ☐    No  x

Explanatory Note

We are filing this Amendment No. 1 (the “Amendment No. 1”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Original Report”), as filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2015 to correct the formatting in the Edgarized version of the two tables below relating to “Earnings (loss) per common share (in U.S. dollars)” underneath the Consolidated Statements of Operations and “Other intangible assets” contained in Note 10 of the Consolidated Financial Statements included in the Original Report. This Amendment No. 1 amends and replaces in its entirety “Item 18. Financial Statements” of Part III of the Original Report.

	Year Ended December 31,
	2012	2013	2014
Earnings (loss) per common share (in U.S. dollars)
Basic and diluted	(2.17)	(1.46)	(0.61)
Weighted average common shares outstanding (in millions) (note 19)
Basic and diluted	1,549	1,780	1,791

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2012	1,146	1,676	1,017	3,839
Acquisitions	17	-	6	23
Disposals	(90)	(3)	(79)	(172)
Foreign exchange differences	(2)	(10)	19	7
Divestments (note 3)	(5)	-	(82)	(87)
Transfers and other movements	52	4	(14)	42
At December 31, 2013	1,118	1,667	867	3,652
Acquisitions	18	-	4	22
Disposals	(10)	(10)	-	(20)
Foreign exchange differences	(129)	(164)	(5)	(298)
Divestments (note 3)	(14)	(3)	(2)	(19)
Transfers to assets held for sale (note 5)	-	(47)	-	(47)
Transfers and other movements	(10)	(18)	(3)	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	969	1,348	60	2,377

Accumulated amortization and impairment losses
At December 31, 2012	499	1,095	828	2,422
Disposals	(89)	(3)	(79)	(171)
Amortization charge	72	162	4	238
Impairment charge	83	-	79	162
Foreign exchange differences	-	2	17	19
Divestments (note 3)	(5)	-	-	(5)
Transfers to assets held for sale (note 5)	-	-	-	-
Transfers and other movements	(12)	-	-	(12)
At December 31, 2013	548	1,256	849	2,653
Disposals	(10)	(10)	-	(20)
Amortization charge	55	88	3	146
Impairment charge	-	-	-	-
Foreign exchange differences	(87)	(130)	(5)	(222)
Divestments (note 3)	(10)	(3)	(2)	(15)
Transfers to assets held for sale (note 5)	-	(34)	-	(34)
Transfers and other movements	(11)	(20)	-	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	481	1,070	44	1,595

Carrying amount
At December 31, 2013	570	411	18	999
At December 31, 2014	488	278	16	782

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

TABLE OF CONTENTS

PART III

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-121.

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

Date: February 26, 2015

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
Gross margin	670	4,193	5,994
Selling, general and administrative expenses	3,315	2,996	2,960
Operating income (loss)	(2,645)	1,197	3,034
Income (loss) from investments in associates, joint ventures and other investments	185	(442)	(172)
Financing costs - net (note 20)	(2,915)	(3,115)	(3,382)
Income (loss) before taxes	(5,375)	(2,360)	(520)
Income tax expense (benefit) (note 21)	(1,906)	215	454
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)

Net income attributable to equity holders of the parent:
Net income (loss) attributable to equity holders of the parent	(3,352)	(2,545)	(1,086)
Net income (loss) attributable to non-controlling interests	(117)	(30)	112
Net income (loss) (including non-controlling interests)	(3,469)	(2,575)	(974)

	Year Ended December 31,
	2012	2013	2014
Earnings (loss) per common share (in U.S. dollars)
Basic and diluted	(2.17)	(1.46)	(0.61)
Weighted average common shares outstanding (in millions) (note 19)
Basic and diluted	1,549	1,780	1,791

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

Other intangible assets

Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2012	1,146	1,676	1,017	3,839
Acquisitions	17	-	6	23
Disposals	(90)	(3)	(79)	(172)
Foreign exchange differences	(2)	(10)	19	7
Divestments (note 3)	(5)	-	(82)	(87)
Transfers and other movements	52	4	(14)	42
At December 31, 2013	1,118	1,667	867	3,652
Acquisitions	18	-	4	22
Disposals	(10)	(10)	-	(20)
Foreign exchange differences	(129)	(164)	(5)	(298)
Divestments (note 3)	(14)	(3)	(2)	(19)
Transfers to assets held for sale (note 5)	-	(47)	-	(47)
Transfers and other movements	(10)	(18)	(3)	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	969	1,348	60	2,377

Accumulated amortization and impairment losses
At December 31, 2012	499	1,095	828	2,422
Disposals	(89)	(3)	(79)	(171)
Amortization charge	72	162	4	238
Impairment charge	83	-	79	162
Foreign exchange differences	-	2	17	19
Divestments (note 3)	(5)	-	-	(5)
Transfers and other movements	(12)	-	-	(12)
At December 31, 2013	548	1,256	849	2,653
Disposals	(10)	(10)	-	(20)
Amortization charge	55	88	3	146
Impairment charge	-	-	-	-
Foreign exchange differences	(87)	(130)	(5)	(222)
Divestments (note 3)	(10)	(3)	(2)	(15)
Transfers to assets held for sale (note 5)	-	(34)	-	(34)
Transfers and other movements	(11)	(20)	-	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	481	1,070	44	1,595

Carrying amount
At December 31, 2013	570	411	18	999
At December 31, 2014	488	278	16	782

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