Form 20-F
period 2015-12-31
ArcelorMittal
filed 2016-02-22
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

	Name of Subsidiary	Abbreviation	Country
NAFTA
	ArcelorMittal Dofasco Inc.[1]	ArcelorMittal Dofasco	Canada
	ArcelorMittal Mexico S.A. de C.V.	ArcelorMittal Mexico	Mexico
	ArcelorMittal USA LLC	ArcelorMittal USA	USA
	ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
	ArcelorMittal Montreal Inc.[2]	ArcelorMittal Montreal	Canada

Brazil and neighboring countries ("Brazil")
	ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
	Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique & Lorraine	France
	ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
	ArcelorMittal España S.A.	ArcelorMittal España	Spain
	ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
	ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
	ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
	Industeel Belgium S.A.	Industeel Belgium	Belgium
	Industeel France S.A.	Industeel France	France
	ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
	ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
	ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
	ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
	ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
	ArcelorMittal Gipuzkoa S.L.	ArcelorMittal Gipuzkoa	Spain
	ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
	ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany

Africa and Commonwealth of Independent States ("ACIS")
	ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
	JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
	PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine
	ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Mining
	ArcelorMittal Mines Canada Inc.	ArcelorMittal Mines Canada	Canada
	ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
	JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
	PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

1	As of January 1, 2016, the business formerly carried on by ArcelorMittal Dofasco Inc.is now carried on by ArcelorMittal Dofasco G.P.
2	As of January 1, 2016, the business formerly carried on by ArcelorMittal Montreal Inc. is now carried on by ArcelorMittal Long Products Canada G.P.

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

•         “Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated January 20, 2016;

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

•         “euro”, “euros”, “EUR” or “€” are to the currency of the European Union (“EU”) member states participating in the European Monetary Union;

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

Financial information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2014 and 2015, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2013, 2014 and 2015. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this annual report or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section titled “Risk factors” (Part I, Item 3D of this Annual Report on Form 20-F). The Company undertakes no obligation to update or revise publicly any forward-looking statements whether because of new information, future events, or otherwise, except as required by securities and other applicable laws.

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected financial data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, prepared in accordance with IFRS as issued by the IASB. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

	Consolidated Statements of Operations
	(Amounts in $ millions except per share data)	Year ended December 31,
		2015	2014	2013	2012	2011
	Sales	$63,578	$79,282	$79,440	$84,213	$93,973
	Operating income/(loss)	(4,161)	3,034	1,197	(2,645)	5,204
	Net income/(loss) from continuing operations (including non-controlling interest)	(8,423)	(974)	(2,575)	(3,469)	1,956
	Net income/(loss) attributable to equity holders of the parent	(7,946)	(1,086)	(2,545)	(3,352)	2,420
	Net income/(loss) (including non-controlling interest)	(8,423)	(974)	(2,575)	(3,469)	2,417
	Earnings per common share—continuing operations (in U.S. dollars)
	Basic earnings per common share[1]	(4.43)	(0.61)	(1.46)	(2.17)	1.26
	Diluted earnings per common share[1]	(4.43)	(0.61)	(1.46)	(2.17)	1.00
	Earnings per common share (in U.S. dollars)
	Basic earnings per common share[1]	(4.43)	(0.61)	(1.46)	(2.17)	1.56
	Diluted earnings per common share[1]	(4.43)	(0.61)	(1.46)	(2.17)	1.29
	Dividends declared per share	-	0.20	0.20	0.75	0.75

	Consolidated Statements of Financial Position
	(Amounts in $ millions except share data)	As of December 31,
		2015	2014	2013	2012	2011
	Total assets	76,846	99,179	112,308	113,998	121,679
	Net assets	27,570	45,160	53,173	50,466	56,504
	Share capital	10,011	10,011	10,011	9,403	9,403
	Basic weighted average common shares outstanding (millions)	1,795	1,791	1,780	1,549	1,549
	Diluted weighted average common shares outstanding (millions)	1,795	1,791	1,780	1,549	1,611

1

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

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk factors

ArcelorMittal’s business, financial condition, results of operations, reputation or prospects could be materially adversely affected by one or more of the risks and uncertainties described below.

Risks related to the global economy and the mining and steel industry

Excess capacity, oversupply and destocking cycles in the steel industry and in the iron ore mining industry have in the past, are currently and may continue in the future to weigh on the profitability of steel producers, including ArcelorMittal.

The steel industry is affected by global and regional production capacity, fluctuations in steel imports/exports and tariffs and customer stocking and destocking cycles. The steel industry globally has historically suffered from structural overcapacity, which is amplified during periods of global or regional economic weakness due to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years. Steel production capability in China currently appears to be well in excess of China’s home market demand, particularly in light of the recent slowdown in China’s economic growth rate and hence steel consumption. Chinese exports of steel products have as a result increased further in 2015, rising from 94 million tonnes in 2014 to 112 million tonnes in 2015. Moreover, overcapacity and unsustainably low domestic prices led Chinese exports to be sold at a loss, according to industry studies, during the second half of 2015, with a negative impact on the global steel industry. Decreased growth rates and hence demand for steel in other regions, such as in the emerging markets, have similarly led to a rise in exports, particularly in Russia and Brazil where production capacity had substantially increased during the prior periods of high demand. This increase in exports and the decrease in the price of such exports, often at levels that may be at or below the cost of production, has significantly contributed to a sharp drop in steel prices globally, and particularly in the Group’s key markets in NAFTA and Europe as well as in ACIS markets. The imposition of tariffs on imports is under discussion in various markets, such as NAFTA, Europe and South Africa, and these may be necessary in order to restore the conditions for profitable operations. A continuation or an increase in exports of low-cost steel products from developing countries, along with a failure to implement corrective trade policies, would continue to depress steel prices in various markets globally.

In addition to the question of imports, there is a question of actual or potential overcapacity within specific markets. Europe is a case in point, with the contraction in demand in recent years (prior to stabilization and moderate increases in 2014/2015) leading to structural excess capacity in the European steel industry. Outside of Europe, steel production capacity in Asia, particularly in China, and certain other developing economies including Brazil, Russia, Ukraine and Turkey, has increased substantially since 2007 in response to rising steel consumption in those markets. Although the pace of capacity expansion in those countries has slowed down in recent years, structural overcapacity has increased due to a sharp decline in domestic steel demand, particularly in CIS and Brazil, negatively impacting prices.

As an integrated producer of steel, ArcelorMittal’s results are also sensitive to market prices of iron ore both as a manufacturer of steel (of which iron ore is a principal raw material) and independently, as a miner and seller of iron ore to third parties.  In recent periods, a combination of weak steel fundamentals and slower growth in the principal consuming markets (principally China) has weighed heavily on iron ore prices. This has been exacerbated by iron ore oversupply globally, as mines in operation and coming on line have continued to produce. Accordingly, global iron ore production increased in 2015, while prices plummeted to historical lows. A continuation of this trend of steel and iron ore oversupply would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Protracted low steel and iron ore prices, and further decreases in steel and iron ore prices, would have an adverse effect on ArcelorMittal’s results of operations.

As a producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of steel and iron ore in its markets and globally. Steel prices and iron ore prices have been under pressure in recent periods and particularly in 2015, with both steel and iron ore reaching historical lows in 2015. This has had a pronounced negative effect on ArcelorMittal’s results of operations, in the form of significant declines in revenues and operating income. Moreover, the particularly sharp decline in steel prices in the second half of 2015 triggered inventory related losses of $1.3 billion, and the significant decline in iron ore prices led to a $3.4 billion impairment of mining assets and goodwill in the fourth quarter of 2015.

Steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as indicated above, excess supply relative to demand in local markets generally results in increased exports and drives down global prices. Moreover, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.

Management currently considers it likely that, while stabilization is possible, steel prices will remain on the low side at least through 2016, given expectations regarding economic conditions and demand. Management expects iron ore prices to continue to remain under pressure in 2016 due to the supply/demand dynamics summarized above. In any case, the timing and extent of price recovery or return to prior levels cannot be predicted. In response to the decline in steel and iron ore prices, the Company has implemented a number of cost-saving measures intended to improve operating income (refer to “Item 4B–Information on the Company–Business overview–Competitive strengths–Dynamic responses to market challenges and opportunities” and “Item 4B–Information on the Company–Business overview–Business strategy–Action 2020 plan”), as well as measures to reduce its cash requirements, including through lower capital expenditures, interest expenses and the suspension of dividend payments. These actions may not prove sufficient to restore or maintain profitability or cash flows, particularly if the decline in steel and iron ore prices is more protracted than expected or prices decline further than expected, in which case ArcelorMittal’s results of operations and financial condition would be adversely affected.

Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.

The prices of steel, iron ore, coking coal, coke and scrap are highly volatile. For example, iron ore spot prices fluctuated between a peak of $160 per tonne (Platts index, CFR China, 62% Fe) in mid-February to $110 per tonne at the end of May in 2013, while culminating in a historical low of $44.50 per tonne in early July 2015 then recovered $59.25 per tonne at the beginning of September 2015, before demonstrating further volatility and surpassing the historical low at the end of December 2015 at $38.50 per tonne. Steel prices similarly demonstrated significant volatility in 2013, ranging from a high of $690 per tonne to a low of $586 per tonne (SteelFirst, EU domestic HRC ex-works Northern Europe). In the first half of 2014, steel prices increased steadily, continuing an upward trend beginning mid-2013. However, the second half of 2014 and the full year 2015 saw substantial decreases in steel prices, which dropped to $353 per tonne at the end of 2015, exceeding the historical lows, see “Item 5.A—Operating and financial review and prospects—Steel prices”. Such volatility may be affected by, among other things: industry structural factors (including the oligopolistic nature of the sea-borne iron ore industry and the fragmented nature of the steel industry); trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further, as occurred in 2015); new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation. In addition, recent steel price volatility has been impacted by lower domestic demand as well as extremely low price spreads from China.

As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for iron ore and steel and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in electric arc furnaces (“EAFs”) and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self-sufficiency rates were 62% for iron ore and 15% for pulverized coal injection (“PCI”) and coal in 2015, assuming full shipments of iron ore and coal from its mines for own use), it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company—Business overview—Other raw materials and energy”.

 Furthermore, while steel and iron ore price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost squeeze” in the steel industry. ArcelorMittal has experienced price-cost squeezes at various points in recent years and may continue to do so. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost squeeze. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand.

Another area of exposure to price volatility is energy and transportation. Freight costs (i.e., shipping) are a substantial component of ArcelorMittal’s cost of goods sold. Freight costs were particularly low in the second half of 2015 due, among other things, to depressed oil prices and demand. If freight costs were to increase before iron ore or steel prices, this would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports less competitive).

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

The mining and steel industries have historically been highly volatile largely due to the cyclical nature of the business sectors that are the principal consumers of steel as described above. Demand for minerals, metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy. This correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis. The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal) in particular, recording sharply reduced revenues and operating losses. Economic growth (and hence steel and minerals demand) trends have varied across such markets since such period.

Most recently (i.e., in 2015), demand contracted in all major markets except Europe. While growth in Europe has remained sluggish, demand nevertheless improved as the steel consuming sectors gradually improved. Europe is a major market for ArcelorMittal, whose results have suffered in prior years from recession and stagnation in Europe. China saw domestic real steel demand decline year-on-year in 2015 due to the weakness of the real estate sector and overall slowdown in growth. In the United States, apparent demand for steel also declined in 2015 despite improved economic conditions, due to a reversal of the inventory cycle itself, driven by the abnormally high level of imports in 2014, which rose 38% year-on-year to more than 40 million tonnes. Moreover, steel demand declined in some other traditional net exporting regions in 2015, notably CIS and Japan, which has put added pressure on international export markets. Demand in Russia has been driven down by the recession that began in mid-2014 and accelerated in 2015. Recession has also driven down demand in Brazil, where the poor economic conditions resulted in contraction of the steel consuming sectors. The South African market has also remained extremely difficult, with low local demand and increased cheap imports. In Ukraine, economic conditions are also extremely difficult, with GDP shrinking by 12% in 2015, and high inflation.

A failure of the recovery in Europe to pick up speed, a continued slowdown in Chinese steel and iron ore demand, a slowdown in U.S. growth or a continued slowdown or protracted recession in emerging economies would likely result in continued and prolonged subdued demand for (and hence the price of) steel and iron ore. These developments would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

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

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies such as China. In periods of lower global demand for steel, there is an increased risk that such competitors will try to compensate with increased volumes of unfairly-traded steel exports into various markets, including North America and Europe and other markets such as South Africa, in which ArcelorMittal produces and sells its products. Such imports have had and could in the future have the effect of further reducing prices and demand for ArcelorMittal products.

Instances of such perceived dumping have been especially acute in recent years, leading steelmakers in various markets, including the U.S., Europe and South Africa, to seek the imposition of anti-dumping measures.  It remains unclear how policymakers in the relevant markets will respond, but even if anti-dumping measures are applied to such imported material, steelmakers may be slow to realize the benefits of such legislation, and the impact on steel prices may be less than originally estimated.

Against this backdrop of rising dumping and other unfair trade and pricing pressures, China is currently lobbying members of the World Trade Organization (“WTO”) to gain “Market Economy Status” (“MES”) by the end of 2016. If China were to be granted MES, such label could result in considerable reduction in the anti-dumping duty levels against China and in many cases preventing any duties at all. Such a development could exacerbate many of the negative externalities currently caused by China, including China’s already massive export increases (Chinese steel exports to the EU increased from 1.2 million tonnes in 2009 to 4.5 million tonnes in 2014) and Chinese overcapacity. No uniform position has been issued by WTO members to date and no assurance can be given that China will not be granted MES.

Conversely, ArcelorMittal has significant exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers and the recurrence of such measures, or the imposition of the above-mentioned anti-dumping legislation, could materially and adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets.

See “Item 4.B—Information on the Company—Business overview—Government regulations”.

Competition from other materials could reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites, plastics and carbon fiber in their products. Loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.

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

Costs and liabilities associated with mining activities include those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances. For example, the failure of a tailings ponds dam at ArcelorMittal’s mines could cause significant damage, including death, injury and environmental harm. While the Company carries out assessments of its facilities, it cannot guarantee that failures or breaches of a tailings ponds dam will not occur in the future.

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

See “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 8.2 to ArcelorMittal’s consolidated financial statements.

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

The EU has established greenhouse gas regulations and is revising its emission trading system for the period after 2020 in a manner that may require ArcelorMittal to incur additional costs to acquire emissions allowances. In Kazakhstan the government has installed a domestic trading system which currently is in a pilot phase but would be similar to the EU system. South Africa envisages to start with a CO2 tax system in 2017. The United States required reporting of greenhouse gas emissions from certain large sources beginning in 2011 and has begun adopting and implementing regulations to restrict emissions of greenhouse gases under existing provisions of the Clean Air Act.

Further measures, in the EU, the United States, and many other countries, may be enacted in the future. In particular, in December 2015, the 195 countries participating in the United National Framework Convention on Climate Change reached an international agreement, the Paris Agreement. The 21st Conference of the Parties meeting (“COP21”) has confirmed the risk of climate change and the urgent need to address it. The Paris Agreement aims to implement the necessary drivers to achieve drastic reductions of carbon emissions. The Company takes this message seriously and investigates its possibilities to contribute to this by developing research and development programs, investigating its technical possibilities to reduce emissions and following the state of knowledge on climate change closely. Please refer to “Item 4B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” for further detail on the objectives. Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales. Moreover, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies which is currently at the edge of covering technically achievable operating conditions, could negatively impact the global industry.

Furthermore, many developing nations have not yet instituted significant greenhouse gas regulations, and the Paris Agreement specifically recognized that peaking of greenhouse gas emissions will occur later in developing countries. As the Paris Agreement recognizes that the Intended Nationally Determined Contributions (“INDC”) for developing nations may be less stringent in light of different national circumstances, ArcelorMittal may be at a competitive disadvantage relative to steelmakers having more or all of their production in such countries. Depending on the extent of the difference between the requirements in developed regions (such as Europe) and developing regions (such as China or the CIS), this competitive disadvantage could be severe and render production in the developed region structurally unprofitable.

See “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 8.2 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal is subject to stringent health and safety laws and regulations that give rise to significant costs and could give rise to significant liabilities.

ArcelorMittal is subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. In addition, under certain circumstances authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns.

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

See “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 8.2 to ArcelorMittal’s consolidated financial statements.

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2015, ArcelorMittal had total debt outstanding of $19.8 billion, including $2.3 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $17.5 billion of long-term indebtedness. As of December 31, 2015, ArcelorMittal had $4.1 billion of cash and cash equivalents, including restricted cash, and $6.0 billion available to be drawn under existing credit facilities. As of December 31, 2015, the maturity schedule of outstanding debt was as follows: in 2016 ($2.3 billion), 2017 ($2.7 billion), 2018 ($2.6 billion), 2019 ($2.5 billion) and 2020 ($2.5 billion). See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”. The Company also relies on its true sale of receivables programs (for an aggregate program amount (i.e., the maximum amount of unpaid receivables that may be sold and outstanding at any given time) of $5.3 billion as of December 31, 2015), as a way to manage its long cycle working capital.

ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity), was 57% at December 31, 2015 (compared to 35% at December 31, 2014). This high level is at risk of further increase should market conditions further deteriorate. In addition, ArcelorMittal’s gearing would increase should the Company record an impairment charge for any of its tangible or intangible assets, such as property, plant and equipment, goodwill or deferred tax assets (see “—Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill” below); ArcelorMittal recorded substantial impairments in this respect in 2012 and 2015. This could affect ArcelorMittal’s ability to, and the conditions under which it might, access financial markets to refinance maturing debt on acceptable terms. ArcelorMittal’s access to financial markets for refinancing also depends on the conditions in the global capital and credit markets, which are volatile. For example, during the 2008/2009 financial and economic crisis and again at the height of the eurozone sovereign debt crisis in 2012, access to the financial markets was restricted for many companies. Various macroeconomic and market factors could cause similar credit contractions at any time. Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

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

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013 and announced on February 5, 2016 in the form of a $3.0 billion rights offering), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake further asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from such disposals may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of non-controlling interests, such as the ArcelorMittal Mines Canada transaction in 2013), this could reduce ArcelorMittal’s consolidated cash flows and/or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012. On February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating and, on December 18, 2015, it placed ArcelorMittal on negative outlook. On November 12, 2015, Moody’s further downgraded ArcelorMittal and placed it on negative outlook. On November 16, 2015, while Fitch affirmed its credit rating of ArcelorMittal, it lowered its outlook to negative. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the 2012 and February 2015 downgrades resulted in increased interest expense in 2015. The November 2015 downgrade will similarly result in increased interest expense. See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one or 4.0 to 1 for one credit facility (See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”). As of December 31, 2015, the Company was in compliance with the Leverage Ratios.

These restrictive and financial covenants could limit ArcelorMittal’s operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under the credit facilities. Any invocation of these cross-acceleration clauses could cause some or all of the other debt to accelerate, creating liquidity pressures. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on ArcelorMittal’s ability to refinance its indebtedness on acceptable conditions.

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. After taking into account interest-rate derivative financial instruments, ArcelorMittal had exposure to 91% of its debt at fixed interest rates and 9% at floating rates as of December 31, 2015.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 34% of which is denominated in euros as of December 31, 2015, while its financial statements are denominated in U.S. dollars. This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”.

ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.

Difficult operating conditions in recent years, due in particular to macroeconomic conditions and supply/demand trends, have reduced ArcelorMittal’s operating profitability, decreased its positive cash flows and reduced its profitability. The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically, and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency. These initiatives have included various asset optimization and other programs throughout the Company. The most recent of these programs is the Action 2020 plan announced on February 5, 2016 that includes, among other aspects, several efficiency improvement initiatives. Implementation of cost saving and efficiency improvement initiatives is subject to operational challenges and limitations. Failure to implement fully such initiatives would prevent the attainment of announced profitability or cash flow improvement targets, and more generally could have a material adverse effect on the Company’s profitability and cash flow.

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

•         hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination; and

•         collapse of tailings ponds dams or dams.

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

ArcelorMittal is exposed to all of these hazards. The occurrence of any of the events listed above could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation, both as a company focused on ensuring the health and safety of its employees and more generally.

ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the estimated amounts of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual market conditions, production experience and other factors. Fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves. In particular, a prolonged period of low prices or other indicators could lead to a review of the Group’s reserves. Such review would reflect the Company’s view based on estimates, assumptions and judgments and could result in a reduction in the Group’s reported reserves. The Group’s reserve estimates reported in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2015. As a result, if the average contracted prices remain in 2016 at, near or below the low levels in the fourth quarter of 2015, the Company’s estimates of its reserves at year-end 2016 may decline.

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

•         obtain the ore or coal or extract the minerals from the ore; and

•         maintain the appropriate blend of ore to ensure the final product grades expected by the customer are achieved.

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

ArcelorMittal’s greenfield and brownfield investment projects are inherently subject to financing, execution and completion risks.

While the Company’s current strategy is focused on cost improvement, non-core asset disposals and asset optimization, the Company had previously announced a number of envisaged greenfield or brownfield development projects, particularly in the mining sector, some of which are or may be ongoing. Please refer to “Item 4.A—Information on the Company—History and development of the Company—Updates on previously announced investment projects” for further information on greenfield projects the Company has announced. To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions (such as the Ebola epidemic in Liberia in 2014-2015), and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges.

ArcelorMittal faces risks associated with its investments in joint ventures and associates.

ArcelorMittal has investments in various joint ventures and associates.  See note 2.4 to ArcelorMittal’s consolidated financial statements. Joint ventures and associates may be controlled and managed by joint venture or controlling partners that may not fully comply with ArcelorMittal’s standards, controls and procedures, including ArcelorMittal’s health, safety, environment and community standards, which could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect ArcelorMittal’s results and reputation.

In addition, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions and/or incur losses. Difficult operating conditions in joint ventures and associates in which ArcelorMittal has invested may expose it to loss of its investment, requirements for additional investments or calls on guarantees. As of December 31, 2015, ArcelorMittal had given $1.2 billion in guarantees on behalf of associates and joint ventures. See notes 2.4.1 and 2.4.2 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s investments in joint ventures and associates may also result in impairments. For example, in 2014, the Company recorded an impairment charge of $621 million on its investment in China Oriental, following a revision of business assumptions in the context of the continuing economic slowdown in China. In 2015, the Company also recorded an impairment charge of $283 million in respect of its joint venture investment in Kalagadi Manganese (Propriety) Ltd, reflecting a write down of the full carrying amount of the investment and loans as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook. As of December 31, 2015, ArcelorMittal’s investments accounted for under the equity method had a book value of $4.9 billion, including DHS Group ($992 million), China Oriental ($604 million) and Baffinland ($442 million).

A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2015, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 655,944,511 shares, representing 39.39% of ArcelorMittal’s outstanding shares (37.41% as of January 15, 2016 following the conversion of the mandatorily convertible notes). See “Item 7.A—Major shareholders and related party transactions—Major shareholders”. As a result, the trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

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

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions and loss-making subsidiaries may drain cash flow necessary for such needs or distributions.

As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa, Ukraine and Venezuela. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. ArcelorMittal South Africa, for example, has been experiencing significant difficulties in recent years. In order to decrease its significant outstanding debt, on January 15, 2016, ArcelorMittal South Africa closed a rights offering. The total cash proceeds amounted to R4.5 billion. ArcelorMittal underwrote the rights offering in its entirety. The Company fully subscribed to the capital increase, through repayment of an outstanding intragroup loan of R3.2 billion and an additional cash injection of approximately R460 million. The intragroup loan is being repaid in two tranches; the first has been repaid and the second is expected to be paid in 2016. As a result of the rights issue, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 71%. Other Group subsidiaries are experiencing losses and receiving intragroup financing.

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

At each reporting date, in accordance with the Company’s accounting policy described in note 5.3 to ArcelorMittal’s consolidated financial statements, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (goodwill is reviewed annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any.

If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2015, the Company recorded an impairment charge as a result of the annual impairment test of $3.7 billion including $0.9 billion with respect to the Mining segment goodwill and $2.8 billion related to tangible and intangible assets ($2.5 billion and $0.3 billion in the Mining and ACIS segments, respectively). Following these impairment charges, substantial amounts of goodwill, tangible and intangible assets remain recorded on its balance sheet (there was $5.1 billion of goodwill for the Company, $3.5 billion tangible and intangible assets for the Mining segment and $4.4 billion of tangible and intangible assets for ACIS on the balance sheet at December 31, 2015). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions (such as the iron ore price trend for Mining) deteriorate further than expected. In particular, management believes that reasonably possible changes in the key assumptions utilized in the October 31, 2015 impairment test would cause an additional impairment loss to be recognized in respect of ACIS. See note 5.3 to ArcelorMittal’s consolidated financial statements, in particular for a discussion of the assumptions used for determining ACIS’s value in use.

ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.

At December 31, 2015, ArcelorMittal had $6.6 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2015, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $6.6 billion was at least $24.5 billion at certain operating subsidiaries.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. In addition, assumptions regarding the future recoverability of deferred tax assets depend on management’s estimates of future taxable income in accordance with the tax laws applicable to ArcelorMittal’s subsidiaries in the countries in which they operate. If in the course of its assessments management determines that the carrying amount of any of its deferred tax assets may not be recoverable pursuant to such prevailing tax laws, the recoverable amount of such deferred tax assets may be impaired. Furthermore, changes in tax law may result in a reduction in the value of deferred tax assets. ArcelorMittal’s assumptions regarding its ability to generate future taxable income changed during 2015, resulting in a derecognition of $0.4 billion of deferred tax assets.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure. In addition, ArcelorMittal has announced investment projects in the past and some are or may be ongoing. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”, “Item 5.F—Operating and financial review and prospects—Tabular disclosure of contractual obligations” and note 8.3 to ArcelorMittal’s consolidated financial statements. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. Such sources may not suffice, however, depending on the amount of internally generated cash flows and other uses of cash. If such sources prove insufficient, ArcelorMittal may need to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

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

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded, see note 7.2 to ArcelorMittal’s consolidated financial statements for the total value of the plan assets and any deficit.

 ArcelorMittal’s funding obligations depend upon future asset performance, which is tied to equity and debt markets to a substantial extent, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. The general life expectancy assumption has been increasing over the past years and has been driving consistent increases in the defined benefit obligation. ArcelorMittal also makes contributions to a multi-employer pension plan in the U.S. for which it is one of the largest employers. If the other contributors were to default on their obligations, ArcelorMittal would become liable for the plan. In these circumstances, funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to close certain sites.  ArcelorMittal periodically experiences strikes and work stoppages at various facilities. Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal. The risk of strikes and work stoppages is particularly acute during collective bargaining agreement negotiations. For example, ArcelorMittal is currently negotiating the renewal of the collective bargaining agreement applicable to its U.S. employees. See “Item 6.D—Directors, senior management and employees—Employees.

Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary or permanent idlings and/or closures of plants. These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy. For example, in 2012, the announced closure of the liquid phase of ArcelorMittal’s plant in Florange, France attracted substantial media and political attention – even at one stage involving the threat of nationalization – and the resolution was negotiated with the government. Such situations carry the risk of delaying or increasing the cost of production rationalization measures, harming ArcelorMittal’s reputation and business standing in given markets and even the risk of nationalization.

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

Moreover, some of the countries in which ArcelorMittal operates have been undergoing substantial political transformations from centrally-controlled command economies to market-oriented systems or from authoritarian regimes to democratically-elected governments and vice-versa. Political, economic and legal reforms necessary to complete such transformation may not progress sufficiently. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. The political systems in these countries are vulnerable to their populations’ dissatisfaction with their government, reforms or the lack thereof, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries. For example, in Ukraine, a period of widespread civil unrest resulted in the removal of the President from office in February 2014 and the establishment of an interim government, which has been followed by ongoing conflict in Crimea and the Donbass region, with Russia purportedly annexing Crimea in March 2014, a disputed referendum approving independence of Crimea from Ukraine in May 2014 and intermittent combats between the Ukrainian army and pro-Russian rebels in the Donbass region. In addition, certain of ArcelorMittal’s operations are also located in areas where acute drug-related violence (including executions and kidnappings of non-gang civilians) occurs and the largest drug cartels operate, such as the states of Michoacan, Sinaloa and Sonora in Mexico.

Certain emerging markets where ArcelorMittal has operations are experiencing particularly difficult operating conditions. Brazil, for example, is going through severe recession, with significant declines seen in steel consumption and steel prices, currency depreciation and high interest rates. Kazakhstan is also going through a recession, and its currency sharply deteriorated at the end of 2015. The steel and mining industries in South Africa are subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa.

In addition, epidemics may affect ArcelorMittal’s operations in certain regions. For example, ArcelorMittal operates in Liberia, which underwent an Ebola virus disease epidemic in 2014 and 2015. This affected ArcelorMittal’s operations and projects in Liberia.  There can be no assurance that other epidemics will not adversely affect ArcelorMittal’s ongoing operations, production targets and expansion plans, if any, in other markets in which it operates.

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

ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the USD value of the revenues and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenues). Recent examples of the currency translation effect on ArcelorMittal’s financials include the decrease in the USD value of euro-denominated revenues and debt as a result of the sharp depreciation of the euro versus the USD since mid-2014.

Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. On February 5, 2015, the National Bank of Ukraine decided to suspend its intervention in the UAH, which had kept a cap on the USD/UAH exchange rate and leaves its currency floating freely against the U.S. dollar. Consequently, the UAH has been significantly devalued against the USD, losing as much as 60% since 2014 highs, including intraday losses of up to 30%.

In Venezuela, on February 10, 2015, the Finance Minister and the Central Bank President in Venezuela announced the creation of a new flexible rate system (Exchange agreement No 33) called Sistema Marginal de Divisas – Foreign Currency Marginal System (“SIMADI”). SIMADI substituted the previous SICAD II mechanism and was made available for both public and private companies as well as individuals. The SIMADI exchange rate closed at 198.7 Bs.F. per U.S. dollar as of December 31, 2015, while the SICAD exchange rate has been set to 13.50 Bs.F. per U.S. dollar since September 1, 2015.

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

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico S.A. de C.V’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. ArcelorMittal Point Lisas is located in Trinidad & Tobago, an area vulnerable to both hurricanes and earthquakes. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados. ArcelorMittal also has assets in locations subject to Arctic freeze such as the mining facilities through its joint venture in Baffinland and to bush fires, specifically in Kazakhstan and South Africa. More generally, changing weather patterns and climatic conditions in recent years, possibly due to the phenomenon of global warming, have added to the unpredictability and frequency of natural disasters. Damage to ArcelorMittal production facilities due to natural disasters could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.

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

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices, but it is not fully insured against all such risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis as arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under ArcelorMittal’s property and equipment policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered.

ArcelorMittal also purchases worldwide third-party public and product liability insurance coverage for all of its subsidiaries. Various other types of insurance are also maintained, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, directors and officers liability, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

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

ArcelorMittal is subject to regulatory and compliance risks, which may expose it to investigations by governmental authorities, litigation and fines, in relation, among other things, to  its pricing and marketing practices or other antitrust matters. The resolution of such matters could negatively affect the Company’s profitability and cash flows in a particular period or harm its reputation.

ArcelorMittal is the largest steel producer in the world. As a result, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in steel markets and its historically acquisitive growth strategy, ArcelorMittal could be subject to governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. See note 8.2 to ArcelorMittal’s consolidated financial statements. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil and South Africa.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, the nature of the resolutions of such proceedings are difficult to forecast but negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have been as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. In addition, ArcelorMittal operates in many jurisdictions around the world, increasing the risk of non-compliance with laws and regulations in relation to anti-corruption, economic sanctions and other ethical matters, despite its compliance policies and procedures. Unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its profitability, cash flows, results of operations and financial condition, as well as harm its reputation.

ArcelorMittal is currently and in the future may be subject to legal proceedings, the resolution of which could negatively affect the Company’s profitability and cash flows in a particular period.

ArcelorMittal’s profitability or cash flows in a particular period could be affected by adverse rulings in legal proceedings currently pending or by legal proceedings that may be filed against the Company in the future. See note 8.2 to ArcelorMittal’s consolidated financial statements.

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

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes, mining taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and national or local government budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See note 9 to ArcelorMittal’s consolidated financial statements.

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

If unauthorized parties attempt or manage to bring down the Company’s website or force access into its information technology systems, they may be able to misappropriate confidential information, cause interruptions in the Company’s operations, damage its computers or process control systems or otherwise damage its reputation and business. In such circumstances, the Company could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of the Company’s information technology systems could result in a loss of confidence in the Company’s security measures and subject it to litigation, civil or criminal penalties, and adverse publicity that could adversely affect its reputation, financial condition and results of operations.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.    History and development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. Since the creation of ArcelorMittal in 2006 (through the combination of Mittal Steel and Arcelor) and continuing through 2008, ArcelorMittal pursued a disciplined growth strategy, with transactions in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela. Beginning in the latter part of 2008, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities, with the exception of the acquisition (along with a partner) of Baffinland in 2011.

Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (see note 2.3 to the consolidated financial statements for the divestments made in 2014 and 2015). Despite ArcelorMittal’s overall strategy of deleveraging, the Company completed an acquisition through a 50/50 joint venture partnership of Calvert in 2014.

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

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry’s value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; unmatched technical capabilities; a diverse portfolio of steel and related businesses, one of which is mining; and financial capabilities. The Company’s strategy is further detailed under “Item 4.B—Information on the Company—Business overview—Business strategy”.

 Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 19 countries on four continents, including 54 integrated and mini-mill steel-making facilities. As of December 31, 2015, ArcelorMittal had approximately 209,000 employees.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 37% of its crude steel is produced in the Americas, approximately 47% is produced in Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products (“semis”). Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. In addition, ArcelorMittal produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

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

Automotive focus: ArcelorMittal has a leading market share in its core markets in the automotive steel business and is a leader in the fast-growing advanced high strength steels segment. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with original equipment manufacturers (“OEMs”) as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. In June 2013, ArcelorMittal launched an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. In addition, further solutions developed for the pick-up trucks market offer weight savings benefits. See “Item 4.B— Information on the Company—Business overview—Competitive strengths—Research and development” section below for further detail.

Mining Value Chain: ArcelorMittal has a significant portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2015 (assuming full shipments of iron ore at ArcelorMittal Mines Canada,  Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use), approximately 62% of ArcelorMittal’s iron-ore requirements and approximately 15% of its PCI and coal requirements were supplied from its own mines or pursuant to strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, which is produced from metallurgical coal and is a critical raw material for steel-making, satisfying 86% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 17 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through additional processing activities to meet specific customer requirements.

Updates on previously announced investment projects

In the strong market environment that prevailed from 2005 through 2008, the Company announced a series of proposed greenfield and brownfield investment projects. As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and subsequently has continued to reassess the cost-benefit and feasibility calculations of these projects. The Company has adjusted its investment priorities in recent years and, most recently, has sought to reduce its capital expenditures. The following table presents the Company’s capital expenditures, broken down between growth and non-growth capital expenditures, in 2015, 2014 and 2013. Non-growth capital expenditure includes maintenance, environmental, safety and other expenditures.

In billions of USD	Capital expenditure	Non-growth capital expenditure	Growth projects
2015	2.7	2.2	0.5
2014	3.7	2.8	0.9
2013	3.5	2.4	1.1

In 2016, capital expenditure is expected to be approximately $2.4 billion. Accordingly, while the Company continues to study certain of its key previously announced investment projects summarized below, no assurance can be given that they will proceed. Certain investment projects are highlighted below. For further information on the investment projects underway, please see “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

India greenfield projects. The Company explored investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisaged the construction of a six million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively, leaving a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation.

However, in view of excess capacity of steel worldwide and uncertainty in iron ore availability locally, the Company is also exploring the possibility of utilizing the land in Karnataka for the establishment of a solar farm for generating solar energy. This would contribute to the mitigation of Karnataka's power crisis and to the participation in the National Solar Energy mission of the Government of India. In this regard, the Company has sought the State Government's permission to set up a solar farm of up to 600 MW. The State Government is considering ArcelorMittal’s proposal and the Company is hopeful of receiving a favorable response to the proposal.

Brazil. During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which was initially expected to be completed in two phases with the first phase focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and an increase in Juiz de Fora rebar production from 50,000 to 400,000 tonnes per year and an increase in meltshop capacity by 200,000 tonnes. The Monlevade wire rod expansion project was completed in the fourth quarter of 2015 but the Company does not expect to increase shipments until domestic demand improves. The Juiz de Fora meltshop expansion is expected to be completed in 2017. A decision regarding the execution of the second phase of the project (for upstream facilities) will be taken at a later date.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway, developing the Buchanan port for shipping traffic and includes a number of important social initiatives, including providing training and health facilities for employees. Production of direct shipping ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of five million tonnes in 2013 and produced 4.3 million tonnes in 2015. In the current DSO phase, significant cost reductions and re-structuring has continued to ensure competitiveness at current prices. Drilling for DSO resource extension recently commenced and in 2016 the operation has been right sized to 3 million tonnes to focus on its natural Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase as ArcelorMittal considers the appropriate next phase of development.

ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa. While rapid price declines over the period since force majeure have led to a reassessment of the project, ArcelorMittal is considering transitioning production to a higher grade sinter fines product but in a phased approach as opposed to a major step up from 15 to 20 million tonnes as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for a concentrated sinter fines, and ArcelorMittal also has options in its concession to mine higher grade, lower gangue DSO ores. Work continues in 2016 to define the best business option.

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

Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”)  owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore assumed certain project funding obligations. During 2015, following capital increases only subscribed by Nunavat Iron Ore, ArcelorMittal’s shareholding decreased to 46.08% without impacting ArcelorMittal’s operator or marketing rights.

Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a multi-phased development approach. In July 2013, Baffinland received its required permit for the overall project, allowing for the commencement of phase 1 activities. The Company received an amended permit for operating phase 1 in May 2014. Phase 1, which comprised a low capital cost investment in a road haulage option, was completed in the second half of 2015 and is expected to result in annual production of 3.5 million tonnes in 2016, with the first shipments made in the second half of 2015. Due to the presence of ocean ice for much of the year, conventional vessels can only reach the port site during the summer open-water season, and special ice breaking polar class cargo carrying vessels would be required to extend the shipping season. Extensive studies for an expansion of Phase 1 have commenced with the aim of increasing production to at least 6.2 million tonnes. Subsequent phases could involve the expansion of mining facilities and construction of additional infrastructure so as to produce approximately 18 million tonnes per annum of high grade, direct shipping lump and sinter fines ore. The Company has currently initiated a request for an amendment to its permit to allow for expanded shipments of ore through the northern route.

Key transactions and events in 2015

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2015 are summarized below.

•         During 2015, ArcelorMittal completed several financing transactions. Please refer to “Item 5B—Operating and financial review and prospects—Liquidity and capital resources—Financings” for a summary of the transactions.

•         During 2015, ArcelorMittal completed several divestment and other investment transactions. Please refer to notes 2.3 and 2.5 to the consolidated financial statements within this report for a summary of the transactions.

•         On December 16, 2015, ArcelorMittal announced a new organizational structure for the Americas and group finance. The Group Management Board (“GMB”), which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced with a more flexible structure effective

January 1, 2016. The CEO office, comprised of the CEO and CFO, will work directly with a team of seven executive officers, who collectively encompass the key regions and corporate functions of ArcelorMittal. In addition, the Company announced that Lou Schorsch, senior executive vice president, member of the GMB and CEO of ArcelorMittal Americas will retire from the Company, effective end of February 2016. Please refer to Item 6 for a discussion of the new management structure resulting from this announcement.

The seven executive officers include:

•         Davinder Chugh, Senior executive vice president, CEO of Africa and the CIS

•         Brian Aranha, Executive vice president, Head of strategy, CTO, R&D, CCM and global automotive

•         Jim Baske, Executive vice president, CEO ArcelorMittal NAFTA Flat Rolled

•         Henri Blaffart, Executive vice president, Group head of HR and corporate services

•         Jefferson de Paula, Executive vice president, CEO of ArcelorMittal South America Long

•         Geert van Poelvoorde, Executive vice president, CEO of ArcelorMittal Europe Flat

•         Simon Wandke, Executive vice president, CEO of ArcelorMittal Mining

•         On October 7, 2015, ArcelorMittal announced it reached an outline agreement for restructuring the shareholding of ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa. As part of the restructuring, ArcelorMittal will transfer its minority shareholding in both ArcelorMittal Algeria and ArcelorMittal Tebessa as well as its majority shareholding in ArcelorMittal Pipes & Tubes Algeria to the state-owned Algerian company IMETAL. ArcelorMittal will continue its technical support for the implementation of the El Hadjar Complex development plan.

•         On July 10, 2015, ArcelorMittal announced that Simon Wandke was nominated Executive Vice President of ArcelorMittal and promoted to Chief Executive Officer of ArcelorMittal Mining, with immediate effect. Simon replaced Bill Scotting, who left the Company to pursue other opportunities.

•         On May 22, 2015, ArcelorMittal and the Steel Authority of India Limited (“SAIL”), India’s leading steel company, signed a Memorandum of Understanding to set up an automotive steel manufacturing facility under a joint venture arrangement in India. This was the first step toward creating the proposed joint venture which will construct a state-of-the-art cold rolling mill and other downstream finishing facilities in India that will offer technologically advanced steel products to India’s rapidly growing automotive sector.

Recent developments

•         On February 9, 2016, ArcelorMittal published a convening notice for an extraordinary general meeting of shareholders to be held on Thursday, March 10, 2016 in order to approve certain matters in connection with the Company’s announced intention to increase its capital through a rights issue with shareholders benefiting from non-statutory preferential subscription rights on terms to be determined by the Company based on market practice and conditions. Among other things, the proposals to be voted include a reduction in the par value per share to €0.10 and an increase in the authorized share capital to €3,199,585,721.30.

•         On February 5, 2016, ArcelorMittal announced a proposed capital increase of approximately $3 billion subject to shareholder approval by way of a rights issue structured as non-statutory preferential subscription rights for ArcelorMittal shareholders. The Mittal family has committed to take up its pro-rata entitlement corresponding to approximately $1.1 billion. ArcelorMittal has entered into a standby underwriting commitment with three banks acting as joint global coordinators, pursuant to which the latter undertook to underwrite the capital increase for the remaining amount, subject to customary conditions. As the subscription price will be denominated in euros, the capital increase amount will correspond to the euro equivalent of $3 billion upon the rights offering launch. The actual amount of the capital increase in USD will depend on the exchange rate at closing.

•         On February 1, 2016, ArcelorMittal completed the sale of its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for total cash consideration of €875 million. The transaction is unconditional and payment is expected to be made to ArcelorMittal within six months. In addition to the cash consideration, ArcelorMittal will receive a payment of €10 million for the 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier. In 2015, Gestamp contributed $57 million to income (loss) from investments in associates, joint ventures and other investments and paid a dividend of $15 million.

•         On January 15, 2016, ArcelorMittal South Africa completed a rights offering fully underwritten by ArcelorMittal. The total cash proceeds amounted to R4.5 billion. ArcelorMittal subscribed to the capital increase through repayment of an outstanding intragroup loan of R3.2 billion and an additional cash injection of approximately R460 million. The intragroup loan is being repaid in two tranches; the first has been repaid and the second is expected to be paid in 2016. As a result of the rights issue, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 71%.

•         On January 13, 2016, ArcelorMittal announced the issuance of 137,967,116 new ordinary shares of the Company upon conversion of the 88,182,131 outstanding 6% Mandatorily Convertible Subordinated Notes due January 15, 2016. Following this issuance, the share capital of the Company is €7,453,441,006.98 represented by 1,803,359,338 shares.

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
L-1160 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-3746

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3985

ArcelorMittal shares are listed and traded (through a single order book as from January 14, 2009) on the  Euronext European markets (Paris and Amsterdam) (symbol “MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (symbol “MT”) and are listed and traded on the Spanish Stock Exchanges (symbol “MTS”). ArcelorMittal shares are also listed and traded on the NYSE (symbol “MT”).

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

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:

•              Global scale and scope

•              Unmatched technical capabilities

•              Diverse portfolio of steel and related businesses, particularly mining

•              Financial capability.

Three themes

Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company’s technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where ArcelorMittal is a market leader. In addition, the Company is present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies. In developing attractive steel businesses, ArcelorMittal’s goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. It will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the current environment, that investment will be highly disciplined. Commodity steel markets will inevitably remain an important part of ArcelorMittal’s steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets.

Mining. ArcelorMittal is working to continue to create value from its world-class mining business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company's strategy is to create value from its most significant assets, through selective expansion/de-bottlenecking, by controlling cost and capital expenditure, and by supplying products that are highly valued by steel producers. ArcelorMittal's financial capability allowed it to continue to invest in key mining assets (notably ArcelorMittal Mines Canada),  while the diversity of its steel and mining portfolio facilitates the ability of the mining business to optimize the value of its products in the steelmaking process. The Company's mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for its steel operations.

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

Five key strategic enablers

Critical to implementing this strategy are five key enablers:

A clear license to operate. Many of ArcelorMittal's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. The Company recognizes that it has an obligation to act responsibly towards all stakeholders.  ArcelorMittal's commitment to sustainability is outlined in the Sustainable Development section below. Sustainability is a core value that underlies ArcelorMittal's efforts to be both the world’s safest steel and mining company and a responsible environmental steward.

A strong balance sheet. The Company's balance sheet currently constrains its flexibility for funding organic growth or transformative acquisitions. While good progress has been made in recent years to reduce debt, achieving a sustainable medium-term net debt level remains a critical objective.

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

The best talent. ArcelorMittal's success will depend on the quality of its people, and its ability to engage, motivate and reward them. As detailed in the Employee Development sections below, the Company is committed to investing in its people and ensuring a strong leadership pipeline. It will continue to improve its processes to attract, develop and retain the best talent.

Action 2020 Plan

On February 5, 2016, the Company announced its Action 2020 plan, which represents a strategic roadmap for each of ArcelorMittal’s main business segments. The Action 2020 plan is over and above the Company’s ongoing management gains plan and seeks to deliver real structural improvements unique to ArcelorMittal’s business. The Action 2020 plan targets to improve its operating results by $3 billion, absent any recovery in steel spreads and raw materials prices from current levels.

Some of the key segment initiatives included in the Action 2020 plan are:

•         Europe: The Company plans to continue its successful asset optimization as an ongoing transformation plan, involving continued optimization, and the clustering of finishing sites to remove substantial overhead, centralize activities (including procurement) and improve logistics and service. Together with expected higher added value (HAV) mix and volume gains, this targets delivering a $1 billion improvement in operating results over the period.

•         NAFTA: The downstream footprint optimization in the U.S. has commenced and targets yielding a minimum of $250 million improvement in operating results. The Company intends to continue to ramp-up Calvert to full capacity during 2016 and 2017 and this is anticipated to deliver a minimum of $250 million operating results improvement. Other projects are expected to boost the HAV mix and generate further improvement.

•         Brazil: The Company plans to execute its value plan and over the next five years targets an improvement in sales mix including a recovery of a share of higher margin domestic volumes and improved HAV mix.

•         ACIS: The Company plans to continue its strategic focus on operational excellence to deliver the volumes that will leverage the new competitive cost base it has in the CIS (following competitive currency devaluation) and execute on the improved competitiveness plan in South Africa.

The above statements regarding Action 2020 are objectives. They constitute forward-looking statements and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon various assumptions including with respect to future decisions, which are subject to change, and the Company's ability to implement its strategy and in particular cost saving and efficiency improvement initiatives, which are subject to operational challenges and limitations. Actual results may vary and those variations may be material.

Competitive strengths

As shown by the following graph, ArcelorMittal has a diversified portfolio of steel and mining products to meet a wide range of customer needs across many steel-consuming industries, including automotive, appliance, engineering, construction, energy and machinery.

*Distribution represents the Company’s sales to external distributors and processing facilities.

**Primary Transformation includes steel production, re-rollers and pickling, coaters, pipes and tubes and wire and cable.

***Other steel sales mainly represents metal processing, machinery, electrical equipment and domestic appliances.

****Other sales mainly represent slag, waste, sale of energy and transport services.

The Company believes that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel.  ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 114 million tonnes of crude steel for the year ended December 31, 2015. Steel shipments for the year ended December 31, 2015 totaled 84.6 million tonnes.

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

The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 160 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. The Company is a strategic partner to several of the major original equipment manufacturers (“OEMs”) and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

A world-class mining business.  ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2015, ArcelorMittal mines and strategic contracts produced 73.7 million tonnes of iron ore and met 62% of the Company’s iron ore requirements, and produced 6.29 million tonnes of coking coal and PCI and met 15% of the Company’s PCI and coal requirements. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2015, ArcelorMittal’s iron ore reserves were estimated at 4.3 billion tonnes run of mine and its total coking coal reserves were estimated at 265 million tonnes run of mine or 133 million wet recoverable tonnes.

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

Market-leading automotive steel business. The Company estimates that it has approximately 17% of the worldwide market share for automotive industry, specifically for flat products.

Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve weight reduction with the solutions offered. ArcelorMittal’s automotive products include an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. Further solutions developed for pick-up trucks market offer weight savings. A third generation of cold stamping advanced high-strength steel (“AHSS”) is being launched and a new grade of AHSS with a tensile strength one third higher than the Company’s current offering is under development. These will offer further substantial weight savings. See “Research and development” section below for further detail.

In the automotive industry, ArcelorMittal mainly supplies the geographic markets where its production facilities are located in Europe, North and South America and South Africa. The Company expanded its automotive footprint to China through VAMA, its joint venture with Hunan Valin, which is in the advanced stages of receiving approvals with OEMs. VAMA’s product mix is oriented toward higher value products and mainly toward the OEMs to which the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has multiple joint ventures and has also developed a global downstream network of partners through its distribution solutions activities. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating continuous product and process improvement. ArcelorMittal believes it possesses leading R&D capabilities among steel producers. In 2015, the Company demonstrated its continuing commitment to R&D by opening a new facility in Brazil, bringing the number of major research centers it operates worldwide to 12.

The Company also maintains strong academic partnerships with universities and other scientific bodies, while its close customer relationships and well-established design and engineering skills enable it to foster the development of new steel products and solutions that meet its customers' evolving needs.

In 2015, ArcelorMittal's R&D expense was $227 million.

ArcelorMittal's R&D focuses on three main areas:

•         Maintaining the competitiveness of steel versus alternative materials, particularly in the Company's unique automotive franchise. R&D has been at the forefront of industry developments to pioneer Advanced High Strength Steels (“AHSS”) grades and manufacturing processes that help automotive customers create lighter yet stronger vehicles and meet demanding new targets for fuel economy. These developments are designed to ensure that steel remains the material of choice for the automotive industry, while protecting and expanding the Company's market share in a sector that contributed 19% of its revenues in 2015, including both flat and long products (18% for both flat and long products in 2014).

The pace of new product development accelerated in 2015. With each new product, the Company develops all the accompanying technology and know-how that customers will need to use the product efficiently, thereby delivering a complete engineering solution. It further supports them with a holistic lifecycle analysis that details the environmental footprint of the product from manufacture through use to final disposal and recycling, including CO₂. ArcelorMittal's work in this area was shortlisted for an award from the World Steel Association in the Excellence in Life Cycle Assessment category in both 2014 and 2015. For further details of 2015 developments, see “Item 4.B—Information on the Company—Business overview—Sustainable development—Outcome 2: Products that accelerate more sustainable lifestyles”.

•         Creating niche products to grow ArcelorMittal's non-auto segments. Construction is a key sector for ArcelorMittal, accounting for 18% of the Company's sales in 2015. R&D’s strategy is to deliver similar breakthrough advances in the construction sector to those it has achieved in automotive since 2010, leveraging the same methodology of creating differentiated products and unique design solutions but acknowledging the much greater diversity of the construction industry stakeholders. For further details of the Company's developments in the construction sector, see “Item 4.B—Information on the Company—Business overview—Sustainable development—Outcome 3: Products that create sustainable infrastructure”. The Company also continues to respond to the expectations of its customers in the packaging and appliances markets, see “Item 4.B—Information on the Company—Business overview— Sustainable development—Outcome 2: Products that accelerate more sustainable lifestyles”.

In an important breakthrough for the line-pipe and offshore markets, a new cooling technology for plates, NUBOC, which provides enhanced shape control and a superior micro-structure, was successfully tested in 2015 at the Burns Harbor plant and will have the second phase launched in 2016. It will then be progressively introduced in the Company's European sites in coming years. Significant progress was also made in 2015 in the development of new products for the transportation of sour hydrocarbons, which are highly acidic. Excellent surface properties were achieved in the first industrial test for the production of seamless casing and tubing using proprietary techniques developed by R&D.

•         Ensuring a continuing and growing contribution to ArcelorMittal's management gains program through research dedicated to improving the Company's steelmaking processes. The creation of unique processes plays an important role both in sustaining the Company's competitiveness and promoting process-driven product development. In 2015, approximately 202 innovative research-developed technical solutions were deployed across the Company's sites, a new record.

The most significant process advance in 2015 was the industrialization of a revolutionary coating technology developed by the R&D department in collaboration with CRM Group (Metallurgical Research Centre) in Liège, Belgium. The process, Jet Vapor Deposition ("JVD"), enables high-speed steel coating and makes it possible to coat substrates that are impossible to coat using conventional processes. The JVD process is at the heart of the  new coating line being installed at the Kessales plant in Liège (through the Company’s subsidiary Arceo, S.A.), at a cost of €60 million.

As a result of advances in the Company's modeling technology, a new cost-based scheduling technique for improving productivity and quality in the Company's galvanizing lines was successfully deployed in Europe and is now being rolled out to other plants around the world.

For details of R&D's role in reducing ArcelorMittal's environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “Item 4.B—Information on the Company—Business overview—Sustainable development—Outcomes 5: Trusted user of air, land and water  and Outcome 6: Responsible energy user that helps create a lower carbon future)”.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•         Diversified production process. In 2015, approximately 71.0 million tonnes of crude steel were produced through the basic oxygen furnace process, approximately 19.0 million tonnes through the electric arc furnace process and approximately 3.0 million tonnes of crude steel through the open hearth furnace process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•         Product and geographic diversification. By operating a portfolio of assets diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges. As a global steel producer with a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements vary between mature economy markets and developing economy markets. Steel consumption in mature economies is largely from flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As developing economies mature and as market needs evolve, local customers will require increasingly advanced steel products. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

•         Upstream integration. ArcelorMittal believes that its own raw material production provides it with a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize its steel-making facilities’ efficient use of raw materials, its global procurement strategy and the implementation of company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•         Downstream integration. ArcelorMittal’s downstream integration primarily through its Europe segment for distribution solutions enables it to provide customized steel solutions to its customers more effectively. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through the company-wide Knowledge Management Program.  Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvements in business performance. The KMP covers all key functional areas, such as procurement, finance, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and to access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to market challenges and opportunities.  ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In response to worsening market conditions in the steel industry over recent years, the Company announced in March 2013, a management gains improvement target of $3 billion from sustainable selling, general and administrative expenses (“SG&A”), and fixed and variable cost reductions by the end of 2015. Action plans and detailed targets were set and rolled out to the various business units, and progress was monitored and reported upon. In 2015, the Company completed the management gains program, which generated savings of $3.0 billion. The program targeted cost savings related to reliability, fuel rate, yield and productivity with two-thirds of targeted costs being variable costs.

From late 2011 until 2015, the Company implemented an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. Implementation costs (consisting principally of restructuring costs and fixed asset impairments) totaled $2.1 billion (of which $0.8 billion was non-cash). Among other things, the initiatives included mothballing the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France in 2012 and restructuring ArcelorMittal Liège.

In addition, the Company had temporarily suspended steel growth capital expenditure in 2011, but beginning in the second half of 2013 and continuing through 2015, select steel capital expenditure projects were restarted to support the development of key activities, including a greater focus on automotive.

Proven expertise in acquisitions and turnarounds.  ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse areas of expertise from different business units across the Company to evaluate new assets, conduct due diligence and monitor integration and post-acquisition performance. The Company has grown through a series of acquisitions and by improving the operating performance and financial management at acquired facilities. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing the capability of acquired facilities to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and quality of steel produced at such facilities.

Due to difficult economic and market conditions, ArcelorMittal has curtailed M&A and greenfield investment activity. The Company has focused on improving its costs through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. The Company has continued its strategy to dispose of non-core assets, including for example, the disposal of Gallatin, Circuit Foil Luxembourg, the steel cord business and ATIC in 2014 and others. On February 5, 2016, the Company announced the sale of its minority shareholding in Gestamp as part of this strategy (see “Item 4.A—Information on the Company—History and development of the Company—Recent developments”). In addition, as global market conditions gradually improve, the Company has taken advantage of select growth opportunities, including completing a 50/50 joint venture Calvert in partnership with NSSMC. In 2015 the Company signed a Memorandum of Understanding with the Steel Authority of India Limited (“SAIL”) to set up an automotive joint venture arrangement in India.

Sustainable development. ArcelorMittal sees sustainable development (“SD”) as an important driver of shareholder value. The Company’s ambition is to position steel, and ArcelorMittal in particular, as an essential and trusted contributor in the creation of high quality and sustainable lives in the coming decades. In order to achieve this, the Company is developing SD assessments at the group and country level based on a local understanding of three inputs: the social and environmental challenges and opportunities arising for its business; the expectations of its customers, regulators and local communities; and global environmental and social trends. These plans will enable the Company to better manage social and environmental risk and ensure it creates the conditions needed to succeed.

The Company launched a sustainable development framework in 2015. It outlines the 10 sustainable development outcomes ArcelorMittal needs to achieve in order to create maximum value for all its stakeholders. The foresight of this new framework was recognized by the World Steel Association when it awarded the Company its 2015 Excellence in Sustainability Award.

These outcomes, and the Company’s progress towards them, is summarized below.

       Outcome 1: Safe healthy quality working lives for ArcelorMittal’s people

The Company regards its employees as an important and highly valued resource. Its intended outcome is that its workforce is safe and healthy, committed to the Company’s success, and operates with integrity; diversity is valued and every individual is respected and their potential developed.

Safety

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

All employees are encouraged to engage in a dialogue on safety issues during regular shop floor audits, "safety moments" at the start of a shift or the monthly review meetings in plants that employ World Class Manufacturing systems. The Company works closely with its trade unions to drive safety improvements through a global partnership comprising a Joint Global Health and Safety Committee at the corporate level and local committees at every production unit. ArcelorMittal is the only company in its sector to have established such a global partnership.

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

All accidents are investigated while designated Group Management Committee members review all fatalities to ensure lessons are learned throughout the Company. Management accountability for safety is reinforced through a remuneration policy that links an element of executive bonuses to the LTIFR and to the number of fatalities in the relevant area.

Significant improvements in safety performance have been achieved since Journey to Zero was introduced in 2007. The LTIFR has fallen from 3.3 incidents per million hours worked to 0.81 in 2015. The 2015 figure represents a further improvement on the 0.85 recorded in 2014. ArcelorMittal's performance is significantly better than the steel industry average of 1.39, the latest available figure from the World Steel Association. Many sites have reached impressive records. For example, the ArcelorMittal Tubular Products Vitry mill and the Frýdek-Místek rolling mill both completed five years without lost time due to injury.

Own personnel and contractors
	For the year ended December 31,
Lost time injury frequency rate	2015	2014
Mining	0.74	0.56

NAFTA	1.02	1.13
Brazil	0.62	0.89
Europe	0.99	1.09
ACIS	0.54	0.49
Total Steel	0.82	0.91

Total (Steel and Mining)	0.81	0.85

The index for restricted work plus lost time injuries (“LTI”) improved by about 11 % from 2.34 in 2014 to 2.09 in 2015. This demonstrates good progress in reducing the frequency of significant safety events. LTI severity rate (related to the number of days’ absence from work) was stable at 0.08, whereas the same ratio for restricted work plus lost time injury improved from 0.14 to 0.13.

Despite the continued improvement in the LTIFR, the Company's performance in 2015 was marred by 27 fatalities. This has been a very distressing outcome for the whole workforce and the Company’s management is determined to ensure it is not repeated. This was despite moves to reinforce the Company's fatality prevention standards and proactive measures to raise awareness of risks among third-party contractors. It is apparent that reducing the LTIFR is not enough to stem fatalities. To tackle this issue, the Company is undertaking three new initiatives.

One is a new training program that draws on the "Courageous Leadership” (CL) campaign that has proved successful in transforming the safety performance of the Group's mining segment. CL brings a consistent approach to safety-first thinking and encourages everyone to take responsibility for safety — both their own and that of others. The new program is wide-ranging. It seeks not only to raise risk awareness through consistent training and management but also to address a range of technical, behavioral and psychological issues that impact on safety. CL was introduced in 2015 into the Company's steelmaking plants in Ukraine and Kazakhstan. Shortly before the year-end, an equivalent program, named "Take Care", was introduced into the Company's European plants.

The second initiative is the creation of a "leading indicator" of safety performance. Serious occurrences such as accidents and near-misses with the potential for injury must now be reported and logged. From 2016, an index of serious occurrences will be compiled to flag up key problem areas and further support fatality prevention.

The final initiative involves ArcelorMittal's contractors. Instilling the Company's safety culture and standards into contractors who may only be on site for a matter of hours or days is especially challenging. From 2016, managers will be required to measure and report the time given over to contractors as part of every shop floor audit and safety talk, breaking the data down between low-risk and high-risk activities. Targets will be set for the time to be dedicated to contractors, ensuring that they are always included.

Health

As with safety, ArcelorMittal takes a proactive approach on health. As well as eliminating accidents, the Company’s Journey to Zero also aims to reduce occupational diseases to zero. It is also about encouraging healthy lifestyles, and fostering wellbeing, both at work and at home. Initiatives to tackle health issues arising from smoking, drug and alcohol use, and to identify problems such as obesity, stress and fatigue or encourage physical activity are run at a local level. The Company is a member of the International Occupational Hygiene Association and is building a network of occupational health and hygiene professionals across the group.

In Liberia, the Company’s interventions made to prevent Ebola from occurring within its business sites were hugely successful while its role of leading a coordinated private sector response across the whole of West Africa was recognized by the Clinton Global Citizen award.

At Ostrava, 2015 marked the culmination of the year-long quit-smoking campaign, and in September all 300 smoking areas disappeared from the Company’s premises. Once a year, all sites dedicate a week between September and November to health awareness activities, most of which are organized in line with a chosen theme. In 2015, 191,000 people participated in ArcelorMittal's Health Week.

Employee relations

The Company conducts open and continuous dialogue to create a working environment based on mutual trust, understanding and respect. See “Item 6.D––Directors, senior management and employees––Employees”.

Diversity and inclusion

With a presence in 60 countries and employees from many more, the diversity of ArcelorMittal's workforce is important in bringing fresh perspectives and experiences to the business. The Company's diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds. There is a particular focus on improving the gender balance within the business and to supporting women leaders. ArcelorMittal’s senior management is committed to creating and maintaining a more inclusive culture and ensuring that the Company becomes an “employer of choice” for women. A variety of programs are now in place to develop women as leaders. They are supported by various initiatives including development of training programs for women employees combined with mentoring and coaching, networking and role model involvement. There is also an important focus given to the career evolution of women and succession planning tracking.

One more woman director was appointed to the Board of Directors in 2015, bringing the number of women directors to three out of a total of 12 board members and realizing the Company’s goal set in 2012.

As part of a gender diversity project, an analysis of select business units in Europe, representing 44,000 employees, was conducted in 2015 to establish the gender diversity gap. It found that women accounted for 3.1% of blue collar jobs and 21.9% of white collar jobs. Their representation at management and Management Committee levels was 17.5% and 13.1% respectively. The next step will be to create a Gender Diversity Council at the European level, which will determine suitable gender KPIs for the segment.

       In 2015, the ArcelorMittal University (the “University”) continued to deliver sessions of its “Women in Leadership” course developed with the Instituto de Empresa business school in Madrid, Spain, and now part of the Financial Times IE Corporate Learning Alliance, and its “Women Emerging in Leadership” course, developed in partnership with IBM, aimed at talented women in non-managerial levels. In 2015, 135 woman globally took part in these two courses. The Company is carefully considering the impact of these programs on the business and looking at ways in which the women participants can become agents of change and program ambassadors in their home organizations or departments. It is also assessing how the program contributed to their personal development and skills enhancement. In 2015, a pilot course entitled "Valuing Differences" was run for senior managers in Europe to raise awareness of unconscious gender and other biases and their impact on decision-making.

Employee development

ArcelorMittal’s training and development activities are centered in the University, which provides online and classroom training courses and offers a diverse choice of leadership, management, functional, technical and bespoke programs, encouraging lifelong learning and enabling professional progression. The University has been awarded Corporate Learning Improvement Process (“CLIP”) accreditation by the European Foundation for Management Development. CLIP is a benchmark for quality in the design and functioning of corporate training and educational organizations. A Governing Board meets twice a year and aims to ensure a strong alignment between the University and the needs of the business. The University comprises a network of local campuses strategically located across the world – in Hamilton (Canada), Avilès (Spain), Ostrava (Czech Republic), Vanderbijlpark (South Africa) and Kryvyi Rih (Ukraine). In 2015, a new campus was opened in Temirtau (Kazakhstan) to serve as a training center for both steelmaking and mining.

The Company's Learning Week is an annual event. In 2015, it was devoted to the theme of "Learning, our key to success". Around 43,500 employees participated in more than 130 sites drawn from all segments of the business. This compares to over 48,000 in 2014 and 11,260 in 2013. Global activities included 14 webinars organized by the University and a wide variety of locally driven activities ranging from team building, knowledge games and professional skills competitions to book fairs.

ArcelorMittal constantly seeks to improve all of its human resources practices. Regular benchmarking visits to other organizations are made to understand and share human resource and learning best practices, which will further enhance ArcelorMittal's ability to respond to the needs of the business. The Company's partnerships with well-recognized business schools and a pool of expert training providers offer it a wider perspective on the world of human resources. The University supports this learning culture within the organization, acting as a center of expertise for the deployment of training programs delivered both online and at the local level.

ArcelorMittal's management is focused on the development of a strong leadership pipeline, with a clear emphasis on internal mobility. In 2015, the University developed new programs for specific pools of leaders in Europe, ranging from middle management to senior CEOs. The Company maintains a number of processes that ensure the right skill sets are in place when and where they are needed.

Through a series of career committees, the Company facilitates the management and development of individuals, increases competency levels across the organization and ensures the availability of a pipeline of talent for key positions. This process is conducted through periodic meetings at different levels within the Company as part of a performance management process called the Global Employee Development Program. Leadership assessments provide an objective insight into an individual's potential, providing them with an opportunity to accelerate their personal development and effectiveness. The assessment process is fully integrated with the Company’s selection, nomination, promotion and development programs.

Succession management is a key means of ensuring the sustainability of the business and continuity in leadership positions. Every year, senior management dedicates time to reviewing succession plans for around 300 key positions, from General Manager to Senior Executive Vice President. In 2015, approximately 80% of vacancies within those 300 positions were filled by promotions from the succession plan. The Company also tracks the performance of those promoted under the plan. In the past four years, fewer than 3% have underperformed.

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

In common with many other steelmakers, ArcelorMittal has an aging workforce and faces the challenge of attracting a new generation into the steel industry. As part of the strategic workforce planning process, the Company operates apprenticeship schemes in a number of countries and has introduced programs to encourage young women into steelmaking. Mentoring programs have been introduced to match up retiring employees with newcomers. In addition, the Company supports the development of science skills at school and university level in a number of countries (see “—Outcome 9: Pipeline of talented scientists and engineers for tomorrow”, below).

Employee engagement

ArcelorMittal views employee engagement as a combination of alignment  (knowing what to do) and motivation (wanting to do it). In all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. Every two years, ArcelorMittal undertakes a Company-wide survey to gauge employees’ opinions, attitudes and levels of satisfaction. The survey, now called "Speak up!", looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership.

As part of a move to enhance internal communications and employee engagement following the 2013 survey, the Company launched a global communications improvement program. It includes a message routing procedure to ensure that key information flows through all areas of the Group and a measurement system to ensure these messages are being received by employees. Data from the measurement system is reported to the Management Committee. The latest survey, undertaken in October 2015, measured the impact of the action plans developed following the 2013 survey.

The Company reached a global response rate of 82% which is an achievement of its efforts in improving its communication practices. Overall, the favorability rating at group-level remains relatively strong at 69%, the same as in 2013. Employee engagement levels dropped by about 1% from the previous survey. The Company believes that these are good results, particularly in light of the challenges currently faced by the business. Regions also analyzed their specific results and made comparisons to 2013 to find indications as to whether their action plans were successful. More optional open questions allowed employees to give more context to their responses and to help create specific and clear actions to address their concerns. Measures will be taken across the group and at all levels in an effort to drive improvements where needed.

Over the past three years, the Company has also been conducting statistically significant surveys on the subject of reputation. These surveys were conducted in 2013 in the United States, Germany, France and India. In 2014, they were repeated in those countries and extended to Belgium, Brazil, Kazakhstan and South Africa. They have provided valuable data and the results of each survey are used by senior management for specific planning and actions in each country.

       Outcome 2: Products that accelerate more sustainable lifestyles

         The Company understands the importance of providing steel solutions that respond to society’s increasing need for sustainable development. The expectations of its customers in this regard are driven most visibly by regulations and standards in areas such as fuel efficiency and recyclability, and the Company believes these are part of a long term trend of higher social and environmental expectations and ultimately changing consumer preferences. ArcelorMittal’s intended outcome is that commercial designers and manufacturers, as well as end-users choose steel for products that need strength and durability. The Company believes that such a decision may be influenced by understanding how steel contributes to more sustainable lifestyles.

         ArcelorMittal's ability to measure and communicate the sustainability value of its products helps to prepare the Company to respond to these developments. To this end it is hosting a PhD student who is exploring how to assess the social value of steel, and is participating in a new strategic Worldsteel committee that will focus on product sustainability.

Accounting for the sustainability of a product over its life, or “lifecycle thinking”, is an important perspective in assessing sustainability value. This methodology has been developed in order to analyze and reduce the resource and emissions impact of products during their production, use and disposal.  Lifecycle analysis (“LCA”) is integral to ISO14040-44 and is a requirement of environmental product declarations for construction products in Europe, although it has yet to be incorporated into the relevant standards for automotive products. A dedicated R&D team at ArcelorMittal has, since 2005, undertaken 51 LCA studies in relation to construction, automotive, packaging and general industry products and processes. ArcelorMittal participates in the Worldsteel LCA expert group and the SOVAMAT initiative (SOcial VAlue of MATerials), a strong international network of experts which aims to share knowledge on the measurement of the social and environmental impacts of materials.

To accelerate more sustainable lifestyles, the Company applies lifecycle thinking in the development of new products. Examples include the new generation of AHSS steels, which contribute to safer and lower carbon lifestyles by reducing the weight of automotive components while retaining their strength, and new coatings for the construction and packaging industries. These reduce weight, and thereby the use of raw materials, while cutting pollution and energy consumption.

In the past year, the Company's new generation of AHSS press-hardenable steels, Usibor® 2000 and Ductibor® 1000, successfully completed industrial trials and are moving into the commercialization phase. In addition, Fortiform® 1050, the first of a new range of cold-stamping AHSS steels that can absorb more energy and impact in a crash even though less steel is used, moved into commercialization in Europe. A still higher grade, Fortiform® 1470, was successfully developed and trialed in industrial conditions. The Company was named Best Supplier in PSA Peugeot Citroën's 'Value Creation' category at its 2015 Best Supplier Awards in recognition of the role played by Fortiform® in enabling the automotive producer to reuse its existing conventional stamping presses while achieving important savings in the weight of the vehicle.

Significant investments are being made in both Europe and the U.S. to incorporate into existing facilities these new steels which combine reduced weight with high formability and mechanical strength. These investments include one new coating line being installed at the Kessales continuous annealing line in Liège, through the Company’s subsidiary Arceo, S.A., dedicated to automotive high strength steels, at a cost of €60 million, as well as investments in the plant in Calvert, U.S and the plant at ArcelorMittal Gent.

Taken together, these new AHSS steel grades have the potential to achieve significant additional weight reduction when replacing all parts currently made with Dual Phase steels. This is in addition to the weight savings already achieved with the Company's S-in motion® project since 2010. A number of automotive manufacturers in the U.S., Europe and Japan are incorporating these steels into their designs for 2017 and 2018 model launches.

The Company's award-winning, integrated door ring which uses laser ablation technology has now been incorporated in two Honda models. Its superior crash resistance, together with its contribution to further weight reduction, has sparked strong interest from a number of other automotive manufacturers around the world.

The R&D department continues to engage actively with the pickup truck market, helping manufacturers reach their weight reduction targets not only with unique materials but also with unique design concepts. Current designs draw on both ArcelorMittal's new AHSS grades and its S-in motion® catalogue to deliver weight savings for a pickup's cab, box, frame and closures.

          In the packaging sector, the Company continues to respond to pending or anticipated new legislation requiring ecologically-friendly coatings with the development of steel for food packaging that avoids the need to use chromium VI and bisphenol A.

       Outcome 3: Products that create sustainable infrastructure

        A prosperous future society with a growing population will require innovative, smart and high-quality infrastructure. The Company is working to ensure that customers in the construction, energy, public transport and general industrial markets understand the important contribution steel can make to sustainability in this area so that it is the material of choice for those who design and deliver infrastructure.

In partnership with leading research institutions, ArcelorMittal has developed software packages, AMECO and LicaBuilt, that enable designers of bridges and buildings to assess the relative lifecycle impacts of their choice of materials in terms of CO2 emissions, energy and water consumption and waste generation.

The Company has developed solutions to improve the sustainability of steel in the construction sector through new coating techniques to improve durability, reduce weight or cut pollution. In 2015, the global R&D division developed an objective methodology to assess a building and its components based on 16 existing indicators. The first application was made on an office building developed using EU guidelines for 2020 buildings. The project – valuable to architects, property owners, developers, builders, maintenance and management firms alike – analyzes each of ArcelorMittal's designs and solutions and includes a full lifecycle analysis of the completed building. It will incorporate product advances such as the future range of photovoltaic steels developed in the Phoster project and Magnelis®, a metallic-coated steel with the ability to self-heal on cut edges. Starting in 2016, the methodology will be rolled out to other buildings, initially in Europe.

A new generation of coated products offering unique functionality is also under development to complement the range of organically coated products launched in 2015. They are targeted at both the construction and appliance industries. Coating steels at the production stage can reduce energy and labor costs for ArcelorMittal’s customers at the product fabrication stage. As planned, the major ramp-up in production of Solfer®CA, a new steel grade designed for enameling domestic appliance equipment, began in 2015.

The Company launched the innovative ‘b home’ system for the construction of modular housing and office buildings made of steel. The system consists of a series of pre-fabricated steel modules, greatly simplifying the construction process compared with traditional building systems, while also minimizing the generation of waste and improving safety for the workers involved in the erection process. The resulting building can be expanded with additional modules to meet the future needs of the users, or transferred to another location with hardly any impact on the surrounding environment.

       Outcome 4: Efficient use of resources and high recycling rates

ArcelorMittal is well-positioned to respond to the long-term trends of continued population growth and natural resource pressures. This involves not only recycling scrap steel and promoting the re-use of production by-products, but also appreciating the long-term value that can be created through the inherently circular nature of steel, and building this into commercial models. The Company’s intended outcome is  to ensure it is an acknowledged leader in building a more resource-efficient economy, and therefore creating competitive advantages and significant value for both its customers and its shareholders.

In order to work strategically towards this outcome, the Company has developed a working group that will identify stakeholder expectations on the circular economy, and explore new commercial opportunities.

The Company has already been engaged in several studies aimed at improving society's understanding of the potential to improve steel recovery and recycling efficiencies. It has been working with the World Steel Association on steel product life spans and recovery to create a single, authoritative source of data on steel stocks, recovery and recycling rates across the world and to help identify obstacles to recycling. It is also working with the automotive industry to evaluate how additional value can be gained from dismantling vehicles before they are shredded. With a number of European universities, ArcelorMittal is undertaking an analysis of the ways in which steel flows from one use to another and where the potential for greater efficiencies and value creation lies.

Approximately one quarter of the Company’s crude steel is produced in electric arc furnaces, which use steel scrap as feedstock. This capacity, together with the scrap used in the Company’s integrated plants, makes ArcelorMittal one of the world’s biggest recyclers. Typically products from the electric arc furnace route are used in construction and infrastructure markets, so shifts in demand, particularly from the construction industry, have an effect on the Company's utilization of scrap.

Wherever possible, by-products from its operations, such as blast furnace slag or oily mill sludge are re-used internally, and, where this is not possible, they are sold for further use in the wider economy. For instance, slag is sold to the cement, construction and agricultural industries. The Company continues to research ways of reducing or re-using these by-products. A dedicated R&D team evaluates the most valuable ways to do this using a proprietary tool, ROMEO. In 2015, ROMEO was applied to projects in the Company's plants in Belval (Luxembourg), Bremen (Germany) and Fos (France).

       Outcome 5: Trusted user of air, land and water

Natural capital – the world’s fresh water supplies, air- and land-based ecosystems – is vital to both business and society, since it provides society with countless benefits every year. It’s no surprise that this is a key focus of the new United Nations Sustainable Development Goals. ArcelorMittal’s intended long term outcome is that its local communities and stakeholders trust it to share the vital resources of air, land and water because it operates responsibly and transparently, and has clearly improved its impacts. The Company similarly intends to demonstrate that it understands these impacts, and works collaboratively to protect and enhance the natural capital it relies on with its communities and partners.

The Company therefore endeavors to listen to concerns about air and water quality wherever they are raised. The Company monitors air, water, energy and residue data at all production sites and publishes data annually on the sustainability pages of its website. In 2015, 19 corporate responsibility reports were also published at a country or local level, and a large proportion of these disclosed data on air emissions and water use.

The Company invests heavily to improve the performance of its older mills in line with local regulation. In 2015, $176 million was allocated to investments in environmental and energy improvement projects. In the area of dust emission controls, the first industrial installation of a new hybrid filtration technology was completed at the Company's Zeneca plant in Bosnia. The technology is designed to minimize particulate emissions from the sintering process and meet new emission standards due to be implemented in Europe in 2017. The new technology represents major savings compared with alternative technology. See “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” for more information.

In addition, the R&D department is engaged in a number of other projects to reduce dust emissions. It is working with partners to test new filter technology for sinter plants which has the potential to reduce both dust and emissions such as SOx and NOx. Small-scale pilots are operational at the sinter plants in Gijon (Spain) and Dunkerque (France).

The Company aims to practice good land use management, and protects biodiversity in the environments where it operates. Wherever ArcelorMittal develops a new mine or steel project, it carries out detailed environmental impact assessments so as to establish an environmental management plan covering both the life of the mine and what happens to the land afterwards. Ninety-eight percent of the Company’s steel operations comply with the environmental management standard ISO 14001, and the standard is progressively being rolled out across the Company's mining operations.

At the Company's Liberian iron ore mines, which are situated close to both mountain and lowland rainforests, ArcelorMittal is engaged in major biodiversity investments to offset the impact of the project.

It is vital that the Company manages tailings ponds dams carefully to ensure they are structurally sound. In 2015, ArcelorMittal finalized a corporate standard for monitoring its tailings ponds dams, which is currently being implemented and aims to ensure that the Company will adhere to sound practices across the Group in line with international standards.

ArcelorMittal’s joint venture, Baffinland’s Mary River Project, is located in the Canadian Arctic on Baffin Island, Nunavut. Through extensive environmental monitoring and management that has been developed with a balance of scientific and Inuit knowledge, Baffinland has designed the project to avoid or minimize environmental impacts. The key to the Project’s success has been its ongoing commitment to involving all stakeholders in the environmental planning, management and monitoring of its activities. Demonstrating stewardship for the surrounding natural and socio economic environment has been and will continue to be a priority for the business.

        Outcome 6: Responsible energy user that helps create a lower carbon future

Energy efficiency is not only an effective first response to reducing carbon emissions, it also reduces costs, not only for the Company but those who make use of its steel. Continued research into energy efficiency and other low carbon technologies is also vital to enable the changes society is looking for. Through its energy choices, the Company’s intended outcome in the long term is to be trusted to minimize energy use and carbon emissions by every means that is technically and commercially possible; to develop innovative products that help other industries to reduce carbon emissions and drive carbon and energy improvements in ArcelorMittal’s steel production; and for its stakeholders to see the Company as contributing positively to a lower-carbon future.

ArcelorMittal continuously seeks process improvements that will lessen its energy usage, thereby reducing both CO₂  emissions and costs. The development of energy management best practices for the group has been the biggest driver of change. An energy audit process assessing performance and identifying areas of improvement is applied at a number of plants and the majority of ArcelorMittal’s large sites are certified to the ISO50001 standard. These measures have enabled all European sites to comply with the requirements of the EU Energy Directive.

In the U.S., the Company has ongoing activities in place with the aim of reducing energy consumption at all of its facilities by one per cent each year over the next ten years through a special Department of Energy initiative. In 2014, 24 energy projects were completed which saved the Company approximately $20.4 million. In 2015, five major projects came online that are expected to save the Company over $7 million yearly. The Company continues to work towards both the goal of reducing energy intensity by ten per cent by 2023 and reducing yearly energy costs. In the Europe segment, the Energize program is on track to meet its target of a 12% savings in energy intensity between 2011 and 2016.

Each year, the Company makes capital investments to improve energy efficiency and reduce carbon emissions. Major projects in 2015 included the recovery of boiler No. 12 at the Burns Harbor plant, U.S., at a cost of approximately $12.5 million, which is expected to save around 111,000 tonnes of CO₂  a year, and the conversion of all four boilers at the C Long plant of ArcelorMittal Lazaro Cardenas, Mexico, from fuel oil to natural gas at a cost of $4.2 million, is expected to save nearly 27,000 tonnes of CO₂  a year.

In Karnataka, India, where ArcelorMittal had been planning a greenfield steel plant, it is seeking permission to install a solar power plant with a capacity of up to 600 MW. This would represent the Company's largest renewable energy installation to date and would contribute to mitigating Karnataka's power crisis and to India's National Solar Energy mission.

ArcelorMittal has also invested substantial amounts in researching new and more efficient methods of producing steel and finding productive uses for its carbon emissions. Through its R&D department in Maizières, France, ArcelorMittal is leading the Low-Impact Steelmaking (“LIS”) program in collaboration with a consortium of partners and research institutes and supported by the French Agency for Environment and Energy Mastering ("ADEME"). The LIS program aims to reduce the carbon intensity of steelmaking by finding new ways to reuse the CO and CO₂  produced in a blast furnace. As part of the program, in 2015 the Company completed the construction of a new test facility at Dunkerque, France, to study the impact of hydrogen, CO and CO₂  at 1000°C or higher on refractories. The LIS program is also exploring in lab tests several ideas for using CO₂  as feedstock for chemicals or construction materials, and also ways to directly reduce iron ore with electricity.

In a ground-breaking partnership with LanzaTech, the Company has launched Europe's first large-scale demonstration project to convert waste gases produced in the steelmaking process into bioethanol. Located at Ghent, Belgium, this project, which is supported by an EU Horizon 2020 grant, is expected to start up and test its first bio-reactor in the second half of 2017. A full capacity of 47,000 tons a year is targeted. Every ton of bioethanol produced will reduce overall CO₂  emissions by 2.3 tons and displace 8 barrels of gasoline.

Outcome 7: Supply chains that ArcelorMittal’s customers trust

Companies as large as ArcelorMittal are expected to take responsibility for their supply chains, and not just their own behavior. The Company observes a proliferation of certification schemes, voluntary standards and product labelling in its markets. At the same time, even an average-sized business will now have a supply chain that stretches across many jurisdictions, and in ArcelorMittal’s case across the whole world. The complexities involved require commitment and collaboration.

ArcelorMittal’s intended outcome is to be confident that its suppliers live up to its own high standards because it knows it manages its supply chain responsibly, and is trusted to do so by its customers and stakeholders.

The Company engages with its suppliers on social and environmental issues in order to reduce its own risks, meet the expectations of its customers, regulators and wider society, and create more sustainable value for the Company, its shareholders and other stakeholders. The Company’s Code for Responsible Sourcing sets out minimum standards for its suppliers and describes how the Company will work with them to achieve these standards.

In 2015, the Company continued to screen all new global suppliers as well as all strategic and core suppliers using this code. Where they do not yet meet the Company’s standards, the Company works with them to develop specific action plans to help them improve. In order to drive further progress in this area, the Company established a working group made up of a wide variety of corporate functions, including purchasing, environment, compliance, sales, mining and corporate responsibility. The Group will outline the short-term and long-term vision for sustainability in its supply chains, as well as to review current customer enquiries.

In response to the growing trend towards global supply chain standards for steel, ArcelorMittal joined three initiatives on steel and mining: the Initiative for Responsible Mining Assurance and Responsible Steel, that are working towards developing third party sustainability certification schemes for its sector. In addition, the Company joined the IDH multi-stakeholder working group on sustainable tin production in Indonesia, demonstrating its commitment to improving the economic, social and environmental sustainability of tin in its supply chain.

       Outcome 8: Active and welcomed member of the community

The Company understands the importance of active  engagement in the community, a commitment to two-way dialogue, respect for the rights of the community, and honest, transparent communications. Only by securing the trust and support of governments and understanding the needs and issues of local people can the Company maintain its "social license" to operate.

The Company responds to the needs of local stakeholders in a variety of ways. In West Africa, the Company co-founded and subsequently chaired the Ebola Private Sector Mobilization Group to align private sector capability with the international Ebola response. In September 2015, ArcelorMittal's "swift, collaborative and effective" response to the Ebola crisis was recognized with an award by the Clinton Global Initiative. In Ukraine, the Company has been working with the community and employees to support soldiers returning from the local conflict. The Company also spent $10.6 million in community investment programs across its areas of operations.

Employee volunteering is part of the employee engagement and community investment strategy that also creates motivation in the Company’s workforce through exchange of work culture and multi-cultural activities. In 2015, approximately 60 employees took part in solidarity holidays in six countries (South Africa, Bosnia & Herzegovina Prijedor, Brazil, China, Kazakhstan and the United Kingdom), providing a link with local communities and support for local projects.

For many years, ArcelorMittal’s operational sites have identified the issues important to the communities local to their operations and drawn up stakeholder engagement plans tailored to local needs. The Company’s major sites also have a formal process stakeholders can use to raise issues or grievances. In order to ensure these meet common standards of fair processes, in 2015 ArcelorMittal launched an internal guidance manual for handling community grievances.

Outcome 9: Pipeline of talented scientists and engineers for tomorrow

The continued input of talented scientists and engineers will be vital to sustainable development and to the steel industry's contribution to such initiatives. Skills in STEM (science, technology, engineering and mathematics) are therefore important to the Company’s future and to the jobs of the future. The Company is investing in STEM to motivate potentially compelling applicants to move in this direction. STEM is now the global theme for the Company’s community investment strategy.

Many of the Company's business units are engaged in STEM projects to address the ongoing needs of their communities, building relationships with schools, colleges and universities to encourage students to choose STEM subjects. In addition to providing teaching aids and technological support, the Company invites students to its steel plants to show them where their skills could take them.

ArcelorMittal's work to create a pipeline of talented people includes long-term partnerships with leading academic organizations around the world. Moreover the Company offers internships and sponsorship of PhDs through joint research projects. These partnerships are designed to develop productive collaboration on specific issues and ensure the Company can attract the best students.

In 2015, in R&D alone, the Company hosted more than 100 engineering students in their final year on long-term internships and around 50 PhD students on a variety of different programs.

In the Czech Republic, the Company works closely with the Technical University of Ostrava, providing engineering internships, co-operating on thesis and diploma work, engaging in joint R&D projects and providing plant tours for students and teachers. ArcelorMittal managers also give lectures and participate in the state examination process.

In Brazil, the Company runs STEM awareness programs to motivate high school students to undertake metallurgy or mining as their primary subject for further study, and provides scholarships for talented engineering students as well as laboratory time for research. The Company also runs a number of projects aimed at reducing drop-out rates at school and promoting the inclusion of intellectually-challenged students. Its Welding City program is aimed at unemployed, underprivileged young people at social risk and encouraging them into the world of work.

        Outcome 10: ArcelorMittal’s contribution to society measured, shared and valued

ArcelorMittal recognizes it can benefit from understanding the broader social and economic value it creates, both directly and indirectly, and from sharing this information with its stakeholders. The Company is therefore developing metrics to measure its social impact. In 2015, the Company began a process to assess what contribution ArcelorMittal makes to society in terms of both social and economic value. The Company aims to publish its first report on this in 2016, while continuously updating stakeholders on how it makes these contributions through the sustainability pages of its website.

Products

Information regarding segment sales by geographic area and sales by type of products can be found in note 3 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products with different specifications, including many complex and highly technical and sophisticated products that it sells to demanding customers for use in high-end applications.

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

Integrated steel-making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron. Pig iron is then combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generation. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and the linkage between contract prices and spot prices, have been characterized by price volatility in recent years.

Mini-mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and the more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years, and the cost of electricity.

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

Key steel products

Steel-makers primarily produce two types of steel products; flat products and long products. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

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

Electrical steels. There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels:

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

Special bar quality (“SBQ”) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

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

Structural sections. Structural sections or shapes are the general terms for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

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

Steel sheet piles. Steel sheet piles are hot rolled products used in civil engineering for permanent and temporary retaining structures. Main applications are the construction of quay walls, jetties, breakwaters, locks and dams, river reinforcement and channel embankments, as well as bridge abutments and underpasses. Temporary structures like river cofferdams are made with steel sheet piles. A special combination of H beams and steel sheet piles are sometimes used for the construction of large container terminals and similar port structures.

Welded pipes and tubes. Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Mining products

ArcelorMittal’s principal mining products and raw material input items for steel operations include iron ore, solid fuels (coking coal and PCI coal), metallics, alloys, base metals, energy and industrial gases.

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

Faced with lower and more volatile raw materials prices in recent years, ArcelorMittal’s priority has been to optimize output and production from its existing sources focused mainly on iron ore and coking coal rather than to further expand its portfolio of mining assets. Iron ore and coking coal are its two most important inputs in the steel-making process.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions and to introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest and Severstal in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen in South Africa. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore and Peabody in Australia, Alpha Natural Resources and Walter Energy Inc. in the United States, Teck Coal in Canada and Vale. ArcelorMittal includes certain long-term contracts in its assessment of its raw material self-sufficiency due to their pricing arrangements, such as its contracts with Cliffs Natural Resources Inc. (iron ore) and with Sishen (iron ore).

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2015, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond those provided by its own mines and strategic long-term contracts, under other long-term contracts, which include different pricing mechanisms (e.g. quarterly, monthly) (see “Item 5—Operating and financial review and prospects—Raw materials”).

The table below sets forth information regarding ArcelorMittal’s raw material consumption in 2015.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	115.7	72.1	43.6	62%
	PCI & Coal[2]	43.9	6.7	37.2	15%
	Coke	29.2	25.2	4.0	86%
	Scrap & DRI	36.8	19.3	17.5	53%

1	Assuming full shipments of iron ore at ArcelorMittal Mines Canada, Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all shipments of coal at Princeton mine for own use.

Iron ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, (see also “Item 4.A—Information on the Company—History and development of the Company – Key transactions and events in 2015” for the announcement of an agreement for sale of the Algerian entities in the fourth quarter of 2015), Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded the capacity of existing mines in Canada, started development of an early revenue phase through its joint venture in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

For further information on iron-ore production, see “Item 5.A—Operating and financial review and prospects—Operating results”. For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4.D—Information on the Company—Property, plant and equipment”.

Solid fuels

Coking coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan and the United States. The Company’s mines in Kazakhstan supply substantially all of its requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in the United States supply other steel plants within the ArcelorMittal group together with external customers.

For further information on coking coal mining production, see “Item 5.A—Operating and financial review and prospects—Operating results”.

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Czech Republic, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries sell, on occasion, excess coke at market prices to third parties. The remainder of the spot purchases of coke are made from China, Columbia and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties.

Other raw materials and energy

Metallics (scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally optimizing transport costs. Typically, scrap purchases are made in the spot market on a monthly/weekly basis or with short-term contracts. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

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

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts elsewhere. The duration of these contracts varies significantly depending on the area and type of arrangement.

In most of ArcelorMittal European mills, the procurement of electricity is done through direct access to the market, leaving behind the classical all-in bilateral contracting.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, with a contractual mix of “all-in” bilateral supply and direct access to the market, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems and European short term/spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 15% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.

Industrial gases

Most of ArcelorMittal’s industrial gas requirements are produced and supplied under long-term contracts with various suppliers in different geographical regions.

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

In 2015, AM Shipping arranged transportation for approximately 66.3 million tonnes of raw materials and about 15 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”), Luxembourg based ArcelorMittal Sourcing and Luxembourg based AM Mining SA. GC handles shipping of approximately 26% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover about 50% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

Purchasing

ArcelorMittal has implemented a global procurement process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance, as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized procurement teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

By engaging in these processes, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of its own raw materials sources.

ArcelorMittal has institutionalized the “total cost of ownership” methodology as its way of conducting its procurement activities across the Group. This methodology focuses on the total cost of ownership for decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.

Sales and marketing

In 2015, ArcelorMittal sold approximately 84.6 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For certain specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. In the E.U. region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to ArcelorMittal’s customers. Distribution centers provide access to ArcelorMittal’s products to smaller customers that cannot or do not want to buy directly from the operating facility.

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

Various other types of insurance are also maintained, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, directors and officers liability, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,000 patents and patent applications, mostly recent and middle-aged, for more than  535 patent families, with 47 inventions newly-protected in 2015. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to its patent portfolio, ArcelorMittal is constantly developing technical know-how and other unpatented proprietary information related to design, production process, and use of high quality steel products, leading to development of new applications or to improvement of steel solutions proposed to its customers, such as the ones aiming at weight reduction for vehicles. ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

Government regulations

See “Item 3.D—Key information—Risk factors” and note 8.2 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2015, that affect or are likely to affect its operations.

Environmental laws and regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems or rehabilitation (including in Mining). As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in notes 8.1 and 8.2 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2015, ArcelorMittal approved a number of multi-year capital expenditures totaling $176 million in order to facilitate compliance with these environmental laws and regulations.

Industrial emissions regulation: climate change

ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas (“GHG”) emissions will become more stringent and will expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive GHG policy (CO2 regulation for power plants). In South Africa, a bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

In December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change (“UNFCC”), at its COP21 held in Paris, adopted a new global agreement on the reduction of climate change (the “Paris Agreement”).  The Paris Agreement sets a goal of holding the increase in global average temperature to well below 2 degrees C and pursuing efforts to limit the increase to 1.5 degrees C, to be achieved by aiming to reach a global peaking of GHG emissions as soon as possible.  The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “nationally determined contributions” or “NDCs”, with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023 (Article 4) and a transparency commitment requiring participating countries to disclose in full their progress (Article 13).  As of December 12, 2015, 186 countries had issued their intended NDCs.  For example, the U.S. committed to reduce GHG emissions by 26-28% from 2005 levels by 2025, and the EU committed to reduce GHG emissions by at least 40% from 1990 levels by 2030.

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

The EPA has issued a series of regulations and guidance documents, which establish both reporting and permitting obligations for significant stationary sources of GHG emissions including iron and steel facilities. Obligations inherent to those new regulations will apply to either new sources of GHGs or existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permitting obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies.

The EPA is expected to pursue the establishment of more stringent air emissions standards. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

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

In 2013, the EPA rejected the State of Minnesota’s plan for reducing regional haze, which is designed to protect pristine areas, and promulgated its own plan which will require the taconite industry to install low NOx burners at taconite furnaces in the region. This will in turn require significant capital investment. The taconite industry challenged EPA’s plan based on concerns of cost, production impacts and environmental effectiveness in federal court and the court granted a stay of enforcement of the requirements pending its review. The taconite industry reached a settlement in principle with the EPA that is subject to public comment before it can be finalized.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to other environmental regulatory developments or matters in 2016.

European Union

Significant EU Directives and regulations that are applicable to ArcelorMittal’s production units in the EU, include the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED Directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED Directive must ensure that their Emissions Limit Values (“ELV”) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered with few possibilities to obtain derogations related to the implementation of BAT and the associated emissions limits values. The implementation of the IED Directive materially impacts ArcelorMittal activities in the EU in an amount not yet determined since many issues that ultimately will determine this impact are not yet fixed due to authorities’ delays in implementing decisions and reconsideration of permits. Most of the Member States are expected to update permits and have ELVs achieved by operators in March 2016. However, this intention does not seem achievable due to the time still needed to have existing permits updated and also related investment erected and in operation.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the EU. On December 2, 2015, the Commission adopted an ambitious new Circular Economy Package to stimulate Europe's transition towards a circular economy which will boost global competitiveness. The proposed actions will contribute to "closing the loop" of product lifecycles. The plans will extract the maximum value and use from all raw materials, products and waste, fostering energy savings and reducing greenhouse gas emissions. The proposals cover the full lifecycle: from production and consumption to waste management and the market for secondary raw materials. According to the proposed actions, the Directive 2008/98/EC on waste will be amended.

•         Directive 2012/27/EU of October 25, 2012, which repeals prior Directives 2004/8/EC and 2006/32/EC, and brings forward legally binding measures to step up Member States’ efforts to use energy more efficiently at all stages of the energy chain – from the transformation of energy and its distribution to its final consumption. Measures include the legal obligation to establish energy efficiency obligations schemes or policy measures in all Member States. The final target is to achieve energy efficiency improvements of 20%. It is worth noting that most provisions of the texts do not apply to ETS industries and a lot of flexibility is given to the Member States to set up supportive schemes instead of obligatory ones. “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the (chemical) substances used, manufactured in or imported into the EU and “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which complements it.

•         Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the ETS in three phases for achieving Kyoto Protocol commitments relating to GHGs for Member States. The ETS works on the "cap and trade" principle. This means there is a “cap”, or limit, on the total amount of certain GHGs that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them.

Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020. In Phase III, all CO2 allowances should be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances). The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral Correction Factor” will further negatively impact CO2 free allowances previously announced to industry based on benchmark values. In 2014, the Commission investigated new possible schemes and mechanisms to regulate and adjust CO2 prices on ETS market (CO2 backloading, or Market Stability Reserve). On October 6, 2015, the Commission published its decision concerning the establishment and operation of a Market Stability Reserve. The reserve is supposed to address the current surplus of allowances and improve the system's resilience to major shocks by adjusting the supply of allowances to be auctioned. In other words it is meant to address the market imbalances. The Commission agreed (October 23, 2014) on a 2030 greenhouse gas reduction target of at least 40% compared to 1990. This is on top of the other main targets of the Commission’s 2030 policy framework calling for increasing the share of renewable energy to at least 27% and increasing energy efficiency by at least 27%.

The following EU Directives are also significant:

•         Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•         Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•         Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants which are currently being reviewed as part of The Clean Air Policy Package. The proposal would repeal and replace the current EU regime on the annual capping of national emissions of air pollutants. By doing so, it ensures that the national emission ceilings (NECs) set in the current Directive 2001/81/EC for 2010 onwards for SO2, NOx, NMVOC and NH3 shall apply until 2020 and establishes new national emission reduction commitments ("reduction commitments") applicable from 2020 and 2030 for SO2, NOx, NMVOC, NH3, fine particulate matter (“PM”2,5) and methane (CH4).

•         The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which has been applicable since June 1, 2015. Updates are taking into account changes in the EU classification of dangerous substances, strengthening provisions on public access to safety information and introducing stricter standards for inspections of installations.

•         Directive 2011/92/UE concerning the impact assessment of certain public and private projects on the environment. Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

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

Argentina

Law 25.675, which was enacted in 2002, required facilities engaging in potentially hazardous activities to obtain Environmental Insurance. ArcelorMittal has obtained Environmental Bonding Insurance for Villa Constitucion, Tablada and San Nicolas plants in order to meet the requirements and renews the plans annually.

Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitucion plant’s license was officially obtained in June 2013. The Villa Constitucion Plant’s committed plan was monitored by environmental authorities and completed in January 2014. The Tablada and San Nicolas Plants licenses were obtained for Tablada in November 2013 and the San Nicolas license was obtained in July 2013 and an additional license in April 2014. The renewal processes for Villa Constitucion, one of the Company’s plants in San Nicolas and Tablada started in July 2015, according to the expiration date of each license.

Decree 2151/14 requires that industrial non-dangerous residues undergo recycle or recovery activities and avoid final disposal. The Company is already compliant.

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

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the environmental protection plans were approved; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years. Several permits have expired between November 2014 and November 2015 and ArcelorMittal Zenica has duly submitted timely requests for the renewal of its permits based on current regulations. ArcelorMittal Zenica is working together with the Federal Ministry of Environment and Tourism on the renewal of expired permits and therefore does not anticipate any issues with the continuity of operations. The Federal Ministry will issue separate permits for the steel plant, in order to merge the BOF and EAF steel plants, the blast furnace and the rolling mills. As the forge shop is out of operation, the Ministry will not issue a permit for this shop. The issuance of a single environmental permit for all of ArcelorMittal Zenica’s operations is not possible due to lack of regulation (the new regulation is in the preparation phase but has not been completed or issued). ArcelorMittal Zenica is discussing emission limits and measures that will be a part of the renewed permits with the Federal Ministry.

In addition to investments already achieved and ongoing investments, several investments are expected in the coming years to continue improving the environmental footprint of the plant and thus lower emissions release, in the context of poor air quality in Bosnia Herzegovina and NGO concerns regarding the situation.

For ArcelorMittal Prijedor, the Omarska mine has two separate licenses, one for the Surface pit, which was issued in 2010 and remains valid through 2015 and as of the date of the filing (to be renewed in 2016), and the other for the GMS plant (Medjedja tailing dam and maintenance) which was issued in 2008 and renewed in November

2013. ArcelorMittal Prijedor is required to renew its environmental licenses every 5 years. ArcelorMittal Prijedor also obtained an environmental license for Limestone Quarry Drenovaca in 2011, which must be renewed in 2016.

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

A new resolution from the São Paulo State Environmental Agency (“CETESB”) establishing new soil guidance values has been enforced following São Paulo State Board Decision 045/2014. Standards for inorganic compounds (metals) have become, in general, less restrictive. However, guidance values for other compounds (PAHs, Organic Chlorides etc.) have become more restrictive. Considering that the guidance values under Federal Resolution No. 420/2009, published by CONAMA, were based on the prior CETESB values, it is expected that the federal guidance values will be changed in 2016.

São Paulo published Decree No. 59263/2013 which established guidelines for contaminated site management. The main items are related to the publication of a State List of Contaminated Sites. The Decree requires the legally responsible person to provide bank guarantees or environmental insurance worth at least 125% of the costs estimated in such plan. The penalties for violating this Decree could consist of fines up to $30 million or embargo, demolition and suspension of loans and tax benefits.

Due to the water crisis faced in the South East of Brazil, São Paulo, Minas Gerais and Espírito Santo, where most of ArcelorMittal Brasil industrial sites are located, laws have been issued that impose restrictions on water permits for industrial use. These restrictions are only applied for the period when river flows are below pre-established levels. Despite such laws, only ArcelorMittal Serra Azul was ordered to restrict one of its water permits by 30%. The restriction has not affected its operations since the site also has groundwater permits that provide the necessary flow for the operational activities.

Espírito Santo State Law No. 10179/2014 establishes Water Resources Policy. Article No. 31 states that water intake and discharge are subject to a financial charge.

Regarding industrial effluents, regulatory Deliberation CERH n° 47/2014 established new procedures for granting submissions for the release of effluents in Minas Gerais State.

In Vitória, a new municipal mechanism to control dust emissions and air quality has been implemented, which, among other things, creates intermediate targets to be implemented within three years, lowers emission values to new parameters, especially PM 2.5 (particulate matter of  respirable less than or equal to 2.5 microns (µm)), and creates an emergency plan when air quality at Vitória falls to a critical level. The State is leading investigations on the “Black dust” saga which is followed by the press and social media due to potential health issues in the area. Emissions of several industries are scrutinized by the authorities.

Following President Dilma’s announcement at the 70th General UN Assembly, Brazil published its Intended NDC for purposes of the subsequently adopted Paris Agreement. While Brazil’s Nationally Appropriate Mitigation Activities (“NAMA”s) announced in 2009 established a voluntary target to reduce emissions by 36% to 39% in comparison to projected emissions, for 2020, the intended NDC offers absolute emission reductions in comparison to historic emissions of 2005.  Reduction targets of 37% by 2025 and 43% by 2030 are envisaged. To achieve these goals, it is expected that new regulations will be created to reduce GHG emissions in the industrial sector.

Canada

ArcelorMittal’s operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality and noise.

The new Government of Canada could increase its efforts to design and implement regulations to limit GHG emissions, likely through encouraging provincial governments to implement measures. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Quebec is a member of the Western Climate Initiative (“WCI”), a sub-national North American GHG program.  Quebec and the other member of WCI, California, participate in a joint cap-and-trade system, which replaced the Quebec green tax. The Company has not incurred significant additional costs under the Quebec cap and trade regime for the first compliance period, although there is some uncertainty on the carbon price in 2016 and beyond.

The Government of Ontario has announced its intention to develop and implement a cap-and-trade program to begin in 2017, and to link its program with WCI.

In the Province of Quebec, the mining and metallurgical sectors are negotiating depollution permits that will apply to the ArcelorMittal Mining Canada GP and ArcelorMittal Contrecoeur works. The depollution permit for Mount Wright (issued in March 2010 and request for renewal was made in August 2014). The Port-Cartier depollution permit was issued in April 2015. The new permits will require ArcelorMittal Mines Canada to invest in a pellet plant wastewater system and conduct studies on air emissions. The Fire Lake depollution permit was issued in June 2015. Investments in drainage collection ditches are required in Mont Wright and in Fire Lake. Starting in 2014, ArcelorMittal Mining Canada GP is taxed on sites with depollution permits for waste rock and tailings storage with a maximum cost per site of CAD$1 million per year per site.

Pursuant to the mining regulation and the restoration plans for the facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources, ArcelorMittal Mines Canada will be required to obtain financial insurance which is estimated to be in the range of CAD$80 million and CAD$90 million for restoration of both sites. The financial guarantee covering the total amount is to be provided over a three year period. The restoration plan for Fire Lake is expected to be revised in 2016 to reflect the updated mining plan.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued by the end of 2016. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

Quebec adopted a Clean Air Regulation on June 30, 2011 that require annual PM testing for steel mills, and installation of broken bag detectors in baghouses. Important investment could be needed for AM Montreal to maintain compliance with this regulation.

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

Kazakhstan

In 2015, the issues related to the GHG emission regulations, the definition of “temporary storage” and determination of the deadlines for temporary storage of some process waste, and revision of rules for economic assessment of environmental damage due to exceeding emissions were discussed at sessions of working groups of Energy Ministry of the Republic of Kazakhstan (“RK”). In addition, the Ministry has plans to amend the Environmental Code of RK in terms of emission permits. Currently, there have been no decisions made on any of these topics.

In relation to GHG emissions, the National Plan III for quota allocation in 2016-2020 was adopted with a 0% rate of GHG emission reduction (for the majority of steel and power sectors, which means a lack of allocated quotas in case of production increase).  In the event of necessity to increase allocated quotas, the Ministry of Energy will collect data on GHG emissions (by May 2016) from businesses that made their calculations based on their design capacities and were certified by an independent organization. Based on this data, the National Plan will be amended and approved by the Government. Businesses will then obtain a deficit-free volume of quotas, and GHG trading will be discontinued. At year end, the surplus of GHG emission quotas will be returned to the quota reserve fund of Kazakhstan.

The committee of environmental control and regulations of the Ministry of Energy put forth the proposal to cancel the procedure of obtaining permits for environmental emissions. It is proposed to limit it to obtaining a State Environmental Expert Review for draft maximum permitted emissions; waste discharge and disposal, where the limits are set and terms of land use are specified. The Ministry will only approve Environmental Action Plans and control their implementation and compliance with the requirements of emission regulations. This issue is being discussed with the Mazhilis (Assembly) of the Parliament of RK.

The Administrative Code of RK that came into force from January 1, 2015 tightened (increased) the penalty provisions for legal entities and officials for environmental violations.  Fines were determined for exceeding the approved level of GHG emissions in the amount of five times the monthly calculation index. Starting from January 1, 2016, one monthly calculation index is equal to 2,121 KZT or approximately 30 USD.  The size of the monthly calculation index is approved by the state and re-considered annually. When deciding on the amount of the fine, the court or other authority considering the administrative offence will take into account the size of the index which was in effect at the time when the administrative proceeding was initiated. In addition to such an administrative fine, exceeding the approved level of GHG emissions may be grounds for the state to claim compensation for damages caused to the environment.

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

In the absence to date of any announced environmental management regulations, ArcelorMittal has devised an Environmental and Social Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. ArcelorMittal updates this Manual periodically, according to experience and operational needs.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. However, the forestry sector’s utilization of forest land fell into turmoil.

Moratorium on Public Land Sales banned all transactions involving public land and also voided any new Tribal Land Certificates (“TLC”). The 2010 Land Policy Review was silent on the validity of existing TLCs as ownership documents, although they are the first step in the chain of transfer of land from customary to individual title. In 2014, the Lands Commission suspended deals involving TLC, pending a review of their relationship to formal title deeds. The Ministry of Lands, Mines and Energy (“MLME”) reported allowing TLCs to be used as valid land ownership documentation in respect of land that had to be leased for development. They also produced guidelines for the process for valuing land for developmental rental purposes only, and these have been deployed in all concessions. So far, there has been no codification of these guidelines into law, but they are a requirement of concessionaires managed by MLME, of which ArcelorMittal is one.

Although ArcelorMittal has now suspended its proposed Project Phase 2 expansion, the various Environmental Permits already awarded set a number of strong operating conditions. Among other things, they have necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may eventually amount to at least $70 million and overall mine closure may amount to around $100 million.

Macedonia

Based on the New Law for Climate Change approved in 2012, a forthcoming regulation will require a mandatory GHG emissions report to be validated by an external approved company.

South Africa

The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. A Record of Decision (“ROD”) is issued pursuant to this Act for any projects requiring an EIA process. Furthermore, the “duty of care” principle enshrined in the NEMA Act specifies that any harm caused to the environment is a criminal offense under the terms of the Act. Following an alleged breach of the duty of care, a compliance notice dated December 7, 2015, was issued by the Environmental Management Inspection to the Newcastle plant. The alleged acts are potential surface, soil and groundwater contamination (e.g. hazardous waste dumped on an unlined area, insufficient and ineffective storm water management) and failure to provide the proof that waste sold to a cement manufacturer were lawfully dealt with.

The National  Environmental Management: Waste Act 59 of 2008 (“Waste Act”) came into effect on July 1, 2009,  and applies to all waste  related activities and contaminated land and replaces older legislation in this regard. Air Quality Act 39 of 2004, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plants and 10 years to achieve standards set for new plants. ArcelorMittal South Africa’s coke making operations, in particular, but other operations as well, are affected by the implementation of this Act, and major capital expenditures are expected to be implemented over the next five years to meet the relatively strict 2020 standards.

South Africa has committed to reduce GHG emissions below business as usual by 34% by 2020 and 42% by 2025, as well as adaptation measures, as outlined in South Africa’s Intended NDC recently submitted for purposes of the Agreement. A carbon tax, postponed two years ago to 2016, will be implemented together with complementary measures like a reduction in the electricity levy and other measures to generate revenue. In its draft carbon tax bill, the Treasury lists a number of allowances to mitigate the impact the tax would have on industries and stated that tax-free exemptions would range between 60% and 95% of total emissions.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, including the Water Pollution Rules of October 24, 2001 and Noise Pollution Rules of April 19, 2001, and the Air Pollution Rules of 2014. ArcelorMittal Point Lisa’s current permit to emit pollutants under the Water Pollution Rules was issued in 2012 and expires in 2017. Work is in progress to comply with the permit requirements. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. The certificate in this regard was awarded in 2010 to ArcelorMittal Point Lisas and has been renewed every year.

Ukraine

Ukraine is expected to progressively implement EU environmental regulations and emission standards which may require significant capital expenditures in the coming years.

Venezuela

Industrias Unicon’s (“Unicon”) operations are subject to various environmental laws and regulations. To comply with the environmental requirements, Unicon has launched and will continue to launch different improvement projects at its water collection, drainage and treatment systems for the storage, and to improve its handling and recovery or disposal of wastes and of hazardous materials, and for the control of emissions into the atmosphere. With regard to the restrictions established by the Venezuelan State, Unicon is closely monitoring and controlling its water and energy consumption.

Health and safety laws and regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at plant sites. The database incorporates a company-wide used return-of-experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent their recurrence. A benchmarking component was deployed in 2010 and, as with any database, will grow in terms of content and uses over time. To monitor compliance, an auditing system has been put in place to check compliance with internal standards and with the Occupational Health and Safety Assessment Series (“OHSAS”) implementation. Internal audits are also done by the Corporate Health and Safety Department.

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

Foreign trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2015, certain countries and communities, such as Canada, the Customs Union of Russia, Kazakhstan, Belarus, the European Union, Mexico, South Africa, Turkey, India, Malaysia, Morocco and the United States, continued their investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.

Under both international agreements and the domestic trade laws of most countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof, to a domestic industry. Although there are differences in how trade remedies are assessed, such laws have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves exporting a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) plus a reasonable amount for profit. Subsidies from governments (including, among others, grants and loans at artificially low interest rates) are similarly actionable under certain circumstances. The trade remedies available are typically (i) an antidumping duty order or suspension agreement where injurious dumping is found and (ii) a countervailing duty order or suspension agreement where injurious subsidization is found. Normally, the duty is equal to the amount of dumping or subsidization that is generally imposed on the imported product (other than in the European Union where the lesser duty rule is applied). Accordingly, such orders and suspension agreements do not prevent the importation of product, but rather require that either the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product, irrespective of its country of origin, to protect domestic production against increased imports of that product. The remedies available for safeguard investigations are commonly safeguard duties or quotas on the imported products.

Often, there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in 2014, the United States began a sunset review of orders on cut-to-length plate products from China, Russia and Ukraine. This review was completed in November 2015. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders are continued. In case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade problems consistent with WTO regulations, for example in the European Union, Canada or the United States. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions, for example in Turkey and in Mexico.

State intervention impacts trade issues in some of the developing countries in which ArcelorMittal operates. This is true in India with the Bureau of Indian Standards certifications and also in China. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or ArcelorMittal could be required to domicile, or submit for registration, export contracts with the local central bank.

Key currency regulations and exchange controls

Argentina

In Argentina, it is mandatory to convert 100% of foreign exchange revenues from exports into local currency. The Argentine peso (“ARS”) has not been freely convertible since December 2001 and Argentinian authorities regularly intervene in the foreign exchange market in order to maintain a stable rate. On January 22, 2014, however, the Central Bank of Argentina refrained from intervening to support the ARS in official trading. As a consequence, the official ARS/U.S. dollar exchange rate weakened by 25 cents to 7.14 ARS to the U.S. dollar, its biggest daily decline since the crisis of 2002. While the Central Bank eventually intervened to stabilize the currency at 7.79 ARS to the U.S. dollar, this decrease nevertheless represented a devaluation of more than 15% in just 48 hours.

In November 2011, the Argentine government increased restrictions on the ability of Argentine residents to transfer funds abroad. Since that time, the majority of new foreign exchange related measures have aimed at increasing U.S. dollar inflows and stock in Argentina.

As a result of these changes, the maximum timeframe for Argentine resident companies to repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through regulations requiring importers to obtain a prior import authorization. In September 2014, the Central Bank reduced its daily foreign currency quota for import payment conversions in order to accelerate the repatriation of export proceeds and to further restrict import payments. The prior authorization from the Fiscal Authority to import raw material has not significantly changed.

According to new regulations promulgated by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as legal reserve deposits in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term and loans that will potentially increase the export capacity.

Dividends can be transferred abroad without any legal restriction, provided that they correspond to audited annual financial statements and that the company has complied with the foreign debt disclosure regime and the foreign direct investment disclosure regime. From a practical standpoint, however, the Central Bank’s prior authorization is required before a transfer can be executed. During 2015, the Central Bank did not authorize any payments of dividends abroad.

While the payment of principal and interest amounts on outstanding debt to a recipient abroad is allowed, the loans must be previously registered with the Central Bank and the paying Argentine resident must be in full compliance with the Central Bank’s reporting regime applicable to financial debt.

 Since January 2014, the purchase of foreign currency by Argentinean residents has been permitted. Monthly limits are validated by the Central Bank and require the prior authorization of the Fiscal Authority.

The Central Bank has implemented several measures in line with its objective of increasing the inflow and stock of U.S. dollars, including (i) imposing a requirement that companies that export more than 75% of their sales can only issue offshore debt if required to do so, (ii) extending the period to repay pre-financing funding and (iii) increasing the additional down-payment cost for obtaining foreign currency for tourism and goods payments by up to 35%.

On December 17, 2015, the authorities announced the decision to end the exchange controls and let the ARS trade under a managed float without intervention in the foreign exchange market by the Central Bank. As a consequence, the Argentinean currency devalued by 36% to 13.5 against the U.S. dollar and minimized the gap to the unofficial rate of the so called “blue dollar”.

Free access to the exchange market was restored mainly through the following changes:

-          Absence of payment restrictions on new imports with shipments after December 17, 2015 and

-          Scheduled payments on imports received before December 17, 2015.

The obligation to convert income from exports and sales of financial assets into ARS will continue. Financial debts abroad will have no obligation to be converted into local currency, but prior to accessing the exchange markets to cancel a loan, the debt will have to be converted into ARS.

Brazil

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to engage in such transactions and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows exchange rates between the Brazilian real (“BRL”) and foreign currencies (including the U.S. dollar) to float freely, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

China

China maintains strict controls on its currency. Non-residents and foreign investment enterprises must obtain a foreign exchange registration certificate in order to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

In order to enhance market-orientation and the benchmark ability of China’s central parity (the daily reference rate between the RMB and the U.S. dollar), the People’s Bank of China announced its decision to improve its quotation of central parity. Effective since August 11, 2015, daily quotes of central parity that market makers report to the China Foreign Exchange Trade System (“CFETS”) before the market opens should refer to the closing rate of the inter-bank foreign exchange market on the previous day, and account for supply and demand conditions in the foreign exchange market and exchange rate movement of the major currencies.

 Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in bilateral trading, pursuant to which they trade directly with other member banks in the CNY foreign exchange spot market, as opposed to trading with the CFETS. Effective from March 17, 2014 onwards, the floating band of the RMB against the U.S. dollar on the inter-bank spot foreign exchange market was increased from 1 to 2 percent, i.e., on every trading day on the inter-bank spot market, the trading prices of the RMB against the U.S. dollar will fluctuate within a band of ±2 percent below and above the central parity as released by the CFETS on that day. On each business day, the spread between the RMB/USD buying and selling prices offered by the designated foreign exchange banks to their clients shall be within 3 percent of the published central parity of the U.S. dollar on that day, instead of 2 percent.

Kazakhstan

Kazakhstan requires foreign investors to obtain a tax registration number in order to open a cash account, but does not otherwise restrict investments in the country. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction so long as information about the purpose of the transaction is provided.

Routine currency operations include:

-          import/export settlements with payment within 180 days;

-          short-term loans with terms of less than 180 days;

-          dividends, interest and other income from deposits, investments, loans and other operations; and

-          non-commercial transactions such as wages and pensions in KZT.

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

Operations involving the transfer of capital from residents to non-residents require a license from the National Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

-          payments for exclusive rights to intellectual property;

-          payments for rights to immovable property;

-          settlements for import/export transactions;

-          loans with terms of more than 180 days;

-          international transfers of pension assets; and

-          insurance and re-insurance contracts of an accumulative nature.

The National Bank of Kazakhstan is also required to be notified of certain transactions, including, among others, acquisitions of share capital, transactions by securities and investment funds, or in financial derivatives, transfers of real estate and the opening of bank accounts by certain legal entities.

As of the close of business on February 11, 2014, the National Bank of Kazakhstan devalued the KZT to 185 KZT per U.S. dollar (from 156.80 KZT) with a range of +/- 3 KZT. The National Bank of Kazakhstan indicated that its objective in devaluing the KZT was to improve competitiveness and reverse real appreciation through a weaker nominal exchange rate.

On August 20, 2015, the Government and the National Bank of Kazakhstan decided to reduce its interference in setting the exchange rate of the Kazakhstan tenge by introducing a freely floating exchange rate for the currency. As a result, the market exchange rate for 1 U.S. dollar fell to 255.26 tenge after closing the previous day at 188.38, i.e. by about 36%. Since then, the rate has been reducing significantly and reached the level of 374 as of mid-January 2016.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank, and the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the threshold requiring application for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been increased from any corporate transactions of ZAR 50 million or more to any corporation transaction of ZAR 500 million or more per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Forwards and options may be used to cover expected foreign exchange exposures maturing within the following six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed. Spot or forwards may now also be held in a foreign currency account for up to 30 days and then used to facilitate permissible transactions. Offshore bank accounts, however, may only be used for permissible transactions. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Listed companies may place 2 billion ZAR per annum on such holding companies that can be transferred offshore without exchange control approval. Unlisted companies may transfer ZAR 1 billion per annum.

Ukraine

Ukraine’s main monetary regulatory body is the National Bank of Ukraine, which has wide regulatory powers. The export of capital from Ukraine, offshore investments and purchases of foreign currency as well as all aspects of transactions in the local currency, the hryvnia (“UAH”) by Ukrainian companies are heavily regulated and are subject to national bank regulations. Each transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions.

Ukrainian anti-money laundering legislation provides for the mandatory statutory monitoring of all outbound payments from Ukraine for services and royalties. If the total payments to a particular foreign counterpart for the rendered services or royalties exceed an equivalent of €50,000 (reduced from €100,000 in November 2014) per contract per calendar year, then the contractual prices are subject to the statutory transfer pricing examination. The statutory transfer pricing examination must be conducted prior to the making of the payment. New capital controls were introduced on September 2, 2014, which include a waiting period of three working days for any foreign currency purchases by companies and for all purchase requests being routed to the National Bank of Ukraine for validation.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to companies to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses to conduct currency transactions are issued to financial institutions and commercial banks. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. A rule was introduced in 2014 requiring banks to sell 75% of foreign exchange export proceeds in an interbank foreign exchange market exceptionally on the working day following the receipt of funds in the client’s account. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

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

On February 5, 2015, the National Bank of Ukraine decided to suspend its intervention in the UAH and allow its currency to float against the U.S dollar. The UAH immediately devalued by more than 45%, resulting in an official exchange rate of approximately 24 UAH per U.S. dollar, compared to the previous level of approximately 16 UAH per U.S. dollar.

Additional currency controls were introduced in March 2015 including:

-          Applications for the purchase of foreign currency must be made 4 days in advance with a certificate that the company does not hold more than $10,000 in savings or deposit account.

-          Prior to the purchase or transfer of foreign currency under import transactions, clients must to obtain a certificate from the State Fiscal Service of Ukraine  confirming the absence of any tax debt.

-          A ban on the remittance of funds to foreign investors through:

-          The payment of dividends on securities traded on the stock exchange; or

-          A decrease in share capital or the exit of foreign investors from legal entities.

Venezuela

The Strong Bolivar (“Bs.F.”) has been the official currency of Venezuela since January 2008. On February 9, 2013, the Bs.F. was devalued by the government, resulting in an official exchange rate of 6.3 Bs.F. per U.S. dollar, while the Supplementary Foreign Currency Administration System (“SICAD”) was implemented, a public “bidding” system for eligible private companies and tourists to procure foreign currency to pay for certain imports. Availability of U.S. dollars through SICAD was limited to specific sectors and subject to an invitation to participate. Each weekly auction is specific to a sector and import custom codes.

In November 2013, a decree was signed and published announcing that, effective January 2014, the Foreign Exchange Administration Commission (“CADIVI”), would be replaced by the National Center of Foreign Commerce (“CENCOEX”).

Since January 2014, the use of the SICAD was expanded and foreign currency from the CADIVI substituted by that of the CENCOEX. The amount of U.S. dollars subject to weekly auction was increased to $220 million from approximately $100 million. Moreover, the Venezuelan government declared that the SICAD auction rate would be used for a number of transactions previously subject to the official rate of 6.3 Bs.F. per U.S. dollar. This includes foreign investments and payments of royalties, as well as contracts for technology import and technical assistance.

The exchange control system in theory permits transfers of dividends abroad from Venezuela companies by purchasing U.S. dollars at the SICAD I auction rate as long as the following criteria are met:

-          the funds were derived from a foreign investment (business activities);

-          the payment is registered with the Superintendence of Foreign Investments (“SIEX”); and

-          the transferor has paid the relevant taxes and purchased CADIVI, which is subject to availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale or the reduction of capital or liquidation related to such investment at any time.  For this purpose, the exchange control system allows for the possibility of granting foreign currency at the SICAD I rate, so that dividends can be converted into foreign currency for repatriation. Nevertheless, conversion of dividends at the SICAD I rate is difficult as authorization for conversion or SICAD I auctions for dividends are very rare.

In March 2014, a second mechanism called SICAD II came into effect. This mechanism was open to companies and individuals, but the offer for USD was significantly lower than demand which resulted in restrictions on the amounts exchanged. The Central Bank of Venezuela fully controlled this mechanism.

On February 10, 2015, the Finance Minister and the Central Bank President announced the creation of a new flexible rate system (Exchange agreement No 33) called Sistema Marginal de Divisas – Foreign Currency Marginal System (“SIMADI”). SIMADI supplanted the previous SICAD II mechanism and was made available for both public and private companies, as well as individuals. It allows conversion between Bs.F. and U.S. dollars through securities and bank transfers. The limit for purchases of foreign currency for individuals was  set at 300 U.S. dollars a day, up to a maximum of 2,000 U.S. dollars a month and 10,000 U.S. dollars a year. In connection with the establishment of SIMADI, SICAD I became known as SICAD.

As a reference, the SIMADI exchange rate started at 170.04 Bs.F. per U.S. dollar in February 2015, and closed at 198.7 Bs.F. per U.S. dollar as of December 31, 2015. The SICAD exchange rate has been set to 13.50 Bs.F. per U.S. dollar since September 1, 2015.

In 2015 and 2014, the Company translated its Venezuelan operations at the SICAD rate and it is currently reconsidering the exchange rates it will apply going forward to translate its Venezuelan operations. For the Company’s analysis regarding the rate applied for the translation of its Venezuelan operation at December 31, 2015 and for the year then ended as well as a quantification of the application of the alternative SIMADI rate, see note 2.2.2 to the consolidated financial statements.

On February 17, 2016, the Venezuelan government devalued its currency by changing the official rate from 6.3 to 10 Bs.F. per U.S. dollar. It also announced the elimination of the SICAD rate and said that beginning February 18, 2016, the SIMADI rate will be allowed to float freely beginning at a rate of approximately 203 Bs.F. per U.S. dollar.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

ArcelorMittal’s business with customers in Iran

In 2015, ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products for the consumer and construction sector, and flat steel products for packaging uses and the automotive sector. To the best of ArcelorMittal’s knowledge, these products do not go to any sanctionable uses or end-users; while (as described below) it does have sales to the Iranian automotive sector, to ArcelorMittal’s knowledge all such sales were made while secondary sanctions against the sector were suspended. ArcelorMittal’s subsidiary ArcelorMittal International FZE in Dubai (“AMID”) sold steel products to trading companies that export to customers in Iran, generating $452 million in revenue in 2015. AMID sells commodity-grade long and flat steel products (including semi-finished products) that the Company understands to be for non-sanctionable end-uses and to non-sanctionable entities, to trading companies, most of which are based in Dubai and some of which are owned by Iranian nationals, that export and ship the products to stockists (i.e., wholesalers) and fabricators in Iran which, to the best of ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries. ArcelorMittal intends to continue the above described AMID business in compliance with applicable sanction laws in 2016. As a reminder, ArcelorMittal had in the past sold API grade (specifications for the petroleum industry) coils, hot rolled specialty plates and tubular products (seamless pipes) to customers in Iran, but it discontinued such sales in mid-2010 following the adoption of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.  ArcelorMittal is examining re-entering that business in light of changes to EU sanctions and U.S. secondary sanctions as a result of the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) of July 14, 2015 or otherwise.

As disclosed in ArcelorMittal’s 2012 Form 20-F, ArcelorMittal’s Europe segment (previously, Flat Carbon Europe) had in the past sold uncoated and coated flat products to a Turkish company (Borusan Paslanmaz) that is a subsidiary of the Borusan Group, generating total revenues of €16.5 million ($21.2 million) in 2012. ArcelorMittal ceased making sales to Borusan for resale to end customers in the automotive sector in mid-2012; it recommenced making such sales in 2014 during the suspension of sanctions targeting the Iranian automotive sector under the “P5+1 Agreement” reached with Iran on November 24, 2013, implemented on January 20, 2014 and now extended through  Implementation Day pursuant to the JCPOA. In 2015, ArcelorMittal’s Europe segment sold coated flat products to Bortrade (formerly Borusan Paslanmaz) generating total revenues of €10.3 million ($11.5 million). ArcelorMittal has no direct relationship with the end customers. Nearly all sales transactions – approximately 98.7% of all sales and €10.2 million ($11.4 million) in terms of revenues, were made with Iran Khodro, through Bortrade. Based on press reports or other publicly available information, the Iranian government seems to have some influence over Iran Khodro in terms of shareholding and management. Nevertheless, ArcelorMittal cannot confirm whether Iran Khodro is controlled by the government of Iran. A very small portion of the sales, 1.3% having generated revenues of €0.13 million ($0.15 million), were also made to Renault Pars, also through Bortrade. ArcelorMittal cannot confirm whether Renault Pars is controlled by the Iranian government. Net profits associated with the automotive activity were $0.8 million; ArcelorMittal’s Europe segment (specifically for flat products)  intends to continue this business provided that the sanctions targeting the Iranian automotive industry (which now include United States Executive Order 13645) remain suspended or are repealed as a result of the JCPOA or otherwise. No U.S. affiliate is involved in these sales, and they are not conducted in U.S. dollars. ArcelorMittal continues to monitor developments in this area, especially in the light of the JCPOA, and will determine whether and to what extent they affect its business with Iranian customers as currently conducted and intended to be conducted. ArcelorMittal intends any sales to Iranian customers to comply with applicable restrictions and to prevent any sales prohibited or sanctionable under U.S. or EU law, and has procedures and systems in place to ensure compliance with these restrictions and prohibitions. However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Item 3.D—Key information—Risk factors.”

Iran-related activities of ArcelorMittal affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions.

HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder of ArcelorMittal holds a 48.99% stake, owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of approximately $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012. HMEL made no sales of refined products to Iran and engaged in no other transactions with Iran.

HMEL has not made any payment during 2015 and has made partial payment of $365.9 million in respect of this purchase prior to 2015. During 2015, HMEL has not initiated any further purchases of crude oil from the NIOC, although it may resume such purchases depending on prevailing political, economic and legal conditions.

HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL has received no deliveries of Iranian-origin crude oil since 2012 and does not believe it received any revenue or profits in 2015 relating to the oil purchased in 2012 from NIOC.

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

Please refer to the Presentation of Financial and Certain Other Information section of this Annual Report on Form 20-F for a listing of the Company’s principal subsidiaries, including country of incorporation. Please refer to note 2.2.1 of the consolidated financial statements for the ownership percentages of these subsidiaries. Unless otherwise stated, the subsidiaries as listed have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company.

Investments accounted for under the equity method

ArcelorMittal has investments in entities accounted for under the equity method. See note 2.4 to ArcelorMittal’s consolidated financial statements.

Reportable segments

ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities:

NAFTA;

Brazil;

Europe;

ACIS; and

Mining.

NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate and are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging and appliances. Flat product facilities are located at seven integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at six integrated and mini-mill sites located in three countries. In 2015, shipments from NAFTA totaled  21.3 million tonnes.

Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets, blooms and wire drawing. In 2015, shipments from Brazil totaled 11.5 million tonnes.

Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Flat product facilities are located at 14 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing.  Long product facilities are located at 14 integrated and mini-mill sites in eight countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2015, shipments from Europe totaled 40.7 million tonnes.

ACIS produces a combination of flat, long and tubular products. It has six flat and long production facilities in three countries. In 2015, shipments from ACIS totaled approximately 12.5 million tonnes, with shipments having been made worldwide.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Africa and CIS. In 2015, iron ore and coal production from own mines and strategic contracts totaled approximately 73.7 million tonnes and 6.3 million tonnes, respectively.

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

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4.B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” and note 8.2 to ArcelorMittal’s consolidated financial statements.

Steel production facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s operations. While all of the Group’s facilities are shown in the tables, only the facilities of significant subsidiaries are described textually for each segment. The facilities included in the tables are listed from upstream to downstream in the steel-making process.

	Facility	Number of facilities	Capacity (in million tonnes per year)[1]	Production in 2015 (in million tonnes)[2]
	Coke Oven Battery	70	33.3	25.7
	Sinter Plant	32	95.8	68.5
	Blast Furnace	56	94.1	69.9
	Basic Oxygen Furnace (including Tandem Furnace)	71	101.7	74.6
	DRI Plant	16	11.7	7.6
	Electric Arc Furnace	39	30.5	19.6
	Continuous Caster—Slabs	46	91.6	62.4
	Hot Rolling Mill	22	76.0	51.9
	Pickling Line	35	36.2	18.1
	Tandem Mill	37	41.3	26.8
	Annealing Line (continuous / batch)	54	21.3	11.1
	Skin Pass Mill	35	20.8	9.0
	Plate Mill	11	6.7	2.8
	Continuous Caster—Bloom / Billet	41	35.9	24.8
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.2
	Billet Rolling Mill	3	2.6	1.8
	Section Mill	28	14.6	9.2
	Bar Mill	23	8.6	6.3
	Wire Rod Mill	21	13.5	8.8
	Hot Dip Galvanizing Line	58	20.7	16.7
	Electro Galvanizing Line	12	2.2	1.1
	Tinplate Mill	16	3.4	2.1
	Tin Free Steel (TFS)	1	0.3	0.1
	Color Coating Line	18	2.8	1.8
	Seamless Pipes	8	0.9	0.3
	Welded Pipes	60	3.1	1.2

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

	NAFTA			Crude Steel

	Unit	Country	Locations	Production in 2015 (in million tonnes)[3]	Type of plant	Products
	ArcelorMittal USA	USA	Warren, OH	n/a	Coke-Making	Coke
	ArcelorMittal USA	USA	Monessen, PA	n/a	Coke-Making	Coke
	ArcelorMittal USA [4]	USA	East Chicago, IN	4.7	Integrated	Flat
	ArcelorMittal USA	USA	Burns Harbor, IN	4.5	Integrated	Flat
	ArcelorMittal USA	USA	Cleveland, OH	2.9	Integrated	Flat
	ArcelorMittal USA	USA	Riverdale, IL	0.6	Integrated	Flat
	ArcelorMittal USA	USA	Coatesville, PA	0.4	Mini-mill	Flat
	ArcelorMittal USA	USA	Columbus, OH	n/a	Downstream	Flat
	I/N Tek	USA	New Carlisle, IN	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Conshohocken, PA	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Weirton, WV	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Gary, IN	n/a	Downstream	Flat
	Double G	USA	Jackson, MS	n/a	Downstream	Flat
	ArcelorMittal Dofasco	Canada	Hamilton	3.4	Integrated, Mini-mill	Flat
	ArcelorMittal Mexico	Mexico	Lázaro Cárdenas	1.7	Mini-mill	Flat
	ArcelorMittal Produits Longs Canada	Canada	Contrecoeur East, West	2.0	Mini-mill	Long/ Wire Rod, Bars, Slabs
	ArcelorMittal USA [1]	USA	Steelton, PA	0.4	Mini-mill	Long/ Rail
	ArcelorMittal USA [2]	USA	Georgetown, SC	0.1	Mini-mill	Long/ Wire Rod
	ArcelorMittal USA [1]	USA	Vinton, TX	0.2	Mini-mill	Long/ Rebar
	ArcelorMittal USA [1]	USA	LaPlace, LA	0.3	Mini-mill	Long/ Sections
	ArcelorMittal USA [1]	USA	Harriman, TN	n/a	Downstream	Long/ Sections
	ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	1.5	Integrated, and Downstream	Long/ Bar, Wire Rod
	ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

1	In December 2015, ArcelorMittal committed to a plan to sell its US based long carbon operations. See note 2.3 to the consolidated financial statements.
2	In August 2015, ArcelorMittal closed its wire rod facility in Georgetown.
3	Note: n/a = not applicable (no crude steel production).
4	Indiana Harbor (East and West)

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant uses both integrated and EAF-based steelmaking processes. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.

ArcelorMittal USA

ArcelorMittal USA mainly produces flat products and has a smaller presence in long products. The steelmaking facilities for flat products are located at Indiana Harbor, Burns Harbor, Cleveland, Riverdale and Coatesville.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind. and benefits from Great Lakes shipping as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications.

Burns Harbor is strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications.

The Cleveland facility is located on the Cuyahoga River in Cleveland, Ohio with access to Port of Cleveland and Great Lakes shipping, as well as highway and railroad transportation routes. The Cleveland plant serves the automotive, service centers, converters and tubular applications markets.

The Riverdale facility is located near the Indiana border in Riverdale, Illinois, with access to Lake Michigan, and highway and railroad networks. It produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations.

The Coatesville facility is located in Pennsylvania and produces plate products for use in rail transportation, pipes & tubes and distribution segments.

ArcelorMittal USA has standalone finishing facilities in Weirton, West Virginia making tin products, Conshohocken, Pennsylvania making plate products, and in Columbus, Ohio making coated products. It has coke plants at Burns Harbor and Warren that supply coke to its production facilities.

ArcelorMittal USA, through various subsidiaries, owns interests in joint operations, including (i) ArcelorMittal Tek Inc. (60% interest), a cold-rolling mill near New Carlisle, Indiana;  (ii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel near Jackson, Mississippi, and (iii) Hibbing Taconite Company, which is described under “Mining” below.

ArcelorMittal Mexico S.A. de C.V.

ArcelorMittal Mexico S.A. de C.V. (“AM Mexico”) produces higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AM Mexico utilizes direct reduced iron as its primary metallic input for virtually all of its production. The facility is located in Lazaro Cardenas in the Michoacán state by the Pacific coast and is highly accessible by ocean and rail.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is one of the largest single rebar and wire rod production facilities in Mexico and uses integrated route for steelmaking. The facility is located in Lazaro Cardenas in the Michoacán state on the Pacific coast and is highly accessible by ocean, rail, and other means. It also operates a rebar mill at Celaya with billets sourced from the Lazaro facility.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada and has the flexibility to use either DRI or scrap, depending on their respective economics. It produces wire rods, wire products and bars, primarily sold in Canada and the United States and principally serves the automotive, appliance, transportation, machinery and construction industries. It also produces slabs that are used within ArcelorMittal.

	BRAZIL			Crude Steel

	Unit	Country	Locations	Production in 2015 (in million tonnes)[2]	Type of Plant	Products
	Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
	ArcelorMittal Tubarão	Brazil	Vitoria	6.8	Integrated	Flat
	ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
	ArcelorMittal Point Lisas [1]	Trinidad and Tobago	Point Lisas	0.3	Mini-mill	Long/ Wire Rod
	ArcelorMittal Brasil	Brazil	João Monlevade	1.2	Integrated	Long/ Wire Rod
	Acindar	Argentina	Villa Constitucion	1.4	Mini-mill	Long/ Wire Rod, Bar
	ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica,	2.0	Mini-mill	Long/ Bar, Wire Rod
	ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
	Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

1	The facility is currently idled.
2	Note: n/a = not applicable (no crude steel production).

ArcelorMittal Brasil

ArcelorMittal Brasil produces both flat and long steel products.

Flat products are manufactured at ArcelorMittal Tubarão  and ArcelorMittal Vega. Its products include slabs, hot rolled coil, cold-rolled coil and galvanized steel, and serve customers in automotive, appliances, construction, and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and further rolled to hot-rolled coils and is strategically located with access to Praia Mole Marine Terminal and road and railway systems. The Vega facility has cold-rolling and coating facilities and easy access to the port of São Francisco do Sul.

ArcelorMittal Brasil’s long products include wire rod and wire, merchant bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, pre-stressed wire, annealed wire and nails. It also operates an extensive distribution segment across the country selling to retail customers. It also owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. (BBA), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda. (BMB), which produces steel cords used in tire industry.  ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.

Acindar

Acindar is the largest long steel producer in Argentina. It produces and distributes products to meet the needs of the industrial, agricultural and construction sectors. It produces rebars,  meshes, nails, preassembled and welded cages, square and round bars, flat bars, sections, piles, wire rod, drawn bars and barbed wire. It has an in-house distribution network that can also service end-users.

EUROPE			Crude Steel

Unit	Country	Locations	Production in 2015 (in million tonnes)[2]	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.3	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	2.3	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	4.8	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	6.0	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.8	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	2.2	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	4.7	Integrated and Downstream	Flat, Long, Rails, Wire Rod
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	5.2	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao[1]	Spain	Bilbao	0.6	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	n/a	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	n/a	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	n/a	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	n/a	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	n/a	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.5	Mini-mill and Downstream	Flat

	EUROPE (continuted)			Crude Steel

	Unit	Country	Locations	Production in 2015 (in million tonnes)[2]	Type of Plant	Products
	ArcelorMittal Ostrava	Czech Republic	Ostrava	2.0	Integrated	Flat, Long
	ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	2.1	Mini-mill	Long/ Sections, Sheet Piles
	ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	n/a	Mini-mill	Long/ Sections, Rails, Rebars, Bars & Special Sections
	ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	1.5	Mini-mill	Long/ Sections, Wire Rod, Bar
	ArcelorMittal Zaragoza	Spain	Zaragoza	0.5	Mini-mill	Long/ Light Bars & Angles
	ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
	ArcelorMittal Warszawa	Poland	Warsaw	0.5	Mini-mill	Long/ Bars
	ArcelorMittal Hamburg	Germany	Hamburg	1.0	Mini-mill	Long/ Wire Rods
	ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	1.2	Integrated	Long/ Billets, Wire Rod
	ArcelorMittal Hunedoara	Romania	Hunedoara	0.3	Mini-mill	Long/ Sections
	Sonasid	Morocco	Nador, Jorf Lasfar	0.5	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
	ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.8	Mini-mill / Integrated	Long/ Wire Rod, Bars
	ArcelorMittal Tubular Products Galati SRL	Romania	Galati	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Roman SA	Romania	Roman	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Ostrava a.s.	Czech Republic	Ostrava	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Kraków	Poland	Krakow	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes

1	The facility was idled for an indefinite time in January 2016
2	Note: n/a = not applicable (no crude steel production).

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized and color-coated coils.  ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. The Florange site supplies the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from the Dunkirk site. The finishing plant of Florange has idled one continuous annealing line since September 2013, a tinplate mill since January 2012 and an organic coating line which is idled on a long-term basis since June 2011.

In 2012, ArcelorMittal and the French government reached an agreement which resulted in idling of the liquid phase without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology.

The site of Basse-Indre is specialized in packaging activities. Its pickling line and cold rolling mill are both idled since April 2014.

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

ArcelorMittal Belgium

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

ArcelorMittal Liège

The primary facilities of ArcelorMittal Liège upstream are located in two main plants along the Meuse River. The finishing facilities of ArcelorMittal Liège are located south of Liège. On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanizing lines 4 and 5 in Flemalle and (iv) electro galvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

On December 7, 2013, ArcelorMittal Liège agreed to the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. Pursuant to the agreed industrial plan, six lines will be maintained: five strategic lines and the hot-dip galvanizing line 5. ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program ($95 million remaining as of December 31, 2015). ArcelorMittal also confirmed that R&D work will continue in Liège.

On February 27, 2014, ArcelorMittal Liège signed a five-year global agreement with the Walloon Government and the unions confirming the lines to be operated in the coming years and the commitments made by ArcelorMittal in terms of investments, R&D and local economic support.

The coke plant was definitively shut down in early June 2014.

Following its transformation, ArcelorMittal Liège produces a wide range of innovative products to meet the demanding needs of companies in the automotive, industrial, domestic appliances and the packaging sectors.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany. The hot dip galvanizing line located in Tallinn has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as for the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.

ArcelorMittal España

ArcelorMittal España’s Avilés and Gijón facilities, which are by far the largest of its facilities, are connected by ArcelorMittal España’s own railway system. These two facilities operate as a single integrated steel plant. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities to other units of the Group and to ArcelorMittal España’s customers.

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

ArcelorMittal España’s Gijon coke plant is idled. On September 23, 2015, ArcelorMittal announced the investment of over €100 million in the refurbishment of the Coke Oven Batteries in Gijón. The main part of the approved investment will be focused on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work will start in mid-2016 and the coke oven batteries are expected to reach full capacity in 2019.

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland. ArcelorMittal Poland’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot-rolled coils, sheets and strips, cold rolled coils, sheets and strips, galvanized coils and  sheets, wire-rods and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Eisenhüttenstadt

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant. A small blast furnace with approximately 0.5 million tonnes of capacity has been temporarily idled since November 2011 and was restarted in the end of February 2015. The company is now running in a 2 blast furnace operation mode.

ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces long and flat products and sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Ostrava’s product range includes slabs, billets, blooms, sections, rebars, wire rod, mining supports sections, hot-rolled coils, sheets and strips. Products are mainly sold in the domestic Czech market and other EU member states.

ArcelorMittal Galati

ArcelorMittal Galati produces plates, hot-rolled coils, cold rolled coils and galvanized products, which are sold mainly in the Romanian, Turkish, Balkan and European markets.

The purchase agreement for the facility, concluded between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG in the ArcelorMittal Galati plant. Following the completion in 2011 of a $351 million capital expenditure program, as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares.

The International Court of Arbitration from Paris in October 2015 decided that the Company fulfilled all its technological and environmental investment obligations under the purchase agreement. Consequently, the conditions for the release of the share pledge under the terms of the pledge agreement have been fulfilled; hence ArcelorMittal Galati expects the privatization authority to  release the pledge over the ArcelorMittal Galati shares.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. During 2015, ArcelorMittal Belval & Differdange revamped the finishing area of its sheet pile rolling facility in Belval.

ArcelorMittal Hamburg

ArcelorMittal Hamburg produces billet and high quality wire rod and its production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gipuzkoa

The Olaberría facility’s production is sold to the local construction market as well as for export, while the Bergara facility’s production is sold primarily to the local European construction market and the Zumarraga facility’s production is primarily sold to the cold drawing markets as well as to the forging, construction and grinding balls (mining) markets.

ArcelorMittal Duisburg

ArcelorMittal Duisburg produces blooms, billets, bars and high quality wire rod and its production is mainly sold in the European market primarily to automotive, railway and engineering customers.

ArcelorMittal Downstream Solutions (AMDS)

The Europe segment also includes ArcelorMittal Downstream Solutions (“AMDS”), which primarily covers the downstream activities of ArcelorMittal in Europe. It provides distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In addition, specific solutions are dispatched through other business lines, primarily ArcelorMittal Construction, ArcelorMittal Projects, ArcelorMittal Tubular Products and ArcelorMittal Wire-Solutions.

AMDS also includes Industeel, with facilities in Belgium and in France. Industeel Belgium and Industeel Creusot are designed to produce special steel plates, ranging from 5 to 150 millimeters in thickness, including stainless steel products, while Industeel Loire is dedicated to extra heavy gauge products of alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from Industeel Loire. The R&D center in Le Creusot, France is fully dedicated to special plate products development.

During the course of 2015, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, France, Luxembourg and Romania. As another part of its reorganization,  joint ventures were created with local partners in Italy and Turkey.

	ACIS			Crude Steel

	Unit	Country	Locations	Production in 2015 (in million tonnes)[1]	Type of plants	Products
	ArcelorMittal Temirtau	Kazakhstan	Termitau	3.5	Integrated	Flat, Long, Pipes and Tubes
	ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	6.1	Integrated	Long
	ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	4.7	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
	JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production).

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. After closure of meltshop of Vereeniging  in December 2015 and consequently its merger with Newcastle, ArcelorMittal South Africa has three main steel production facilities, namely Vanderbijlpark, Newcastle and Saldanha located close to a deep water port which are supported by a metallurgical by-products division (Coke and Chemicals). ArcelorMittal South Africa has a diversified range of products and includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 75% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and has minor tonnages into Europe and the Americas.

ArcelorMittal Temirtau

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

ArcelorMittal Temirtau sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances. The markets for its products include Kazakhstan, CIS and Russia, Middle East and China.

ArcelorMittal Kryvyi Rih

ArcelorMittal Kryvyi Rih’s product range includes billets, rebars and wire rods, light sections (angles) and merchant bars (rounds, squares and strips). ArcelorMittal Kryvyi Rih also has iron ore mines (see “Mining” below for further information). They are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states.

In addition, ACIS includes ArcelorMittal International (“AMI”), the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal’s expansion in emerging markets. Organized in seven clusters with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to ArcelorMittal’s upstream partners.

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

ArcelorMittal’s mining segment has production facilities in North and South America, Europe, Africa and CIS. The table above provides an overview by type of facility of ArcelorMittal’s principal mining operations. As of December 31, 2015, ArcelorMittal Tebessa was classified as held for sale (see "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2015") and therefore has been removed from the table above.

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mineral rights over 35,086 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates a Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located

416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. ArcelorMittal Mines Canada owns mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright from which approximately 7.6 million tonnes of crude ore were transported by rail to the Mont-Wright concentrator. Fire Lake was previously a seasonal operation and has been operating year-round since 2014. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights. The property began operating in 1976.

The expiration dates of the mining leases range from 2016 to 2033. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide, massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 24 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9.8 million tonnes of pellets. The mine produced 10.0 million tonnes of pellets and 15.9 million tonnes of concentrate in 2015.

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

ArcelorMittal  Minorca holds mineral rights on 2800 acres as well own 13,210 acres and lease 550 acres of additional land to support the operation located approximately three kilometers north of the town of Virginia in the northeast of Minnesota accessible by road and rail. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.7 million metric tonnes of taconite pellets in 2015. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mineral rights over 8,008.6 acres in 42 contiguous mineral leases, is located six kilometers north of Hibbing in the northeast of Minnesota accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA, Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 8.1 million metric tonnes of taconite pellets in 2015 (of which 62.3% is ArcelorMittal’s share).

Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid-1950 to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Electric power constitutes the main source of energy for both Minorca and Hibbing and is provided from the Minnesota state power grid.

ArcelorMittal Mexico Mining Assets

ArcelorMittal Mexico operates three iron ore mines in Mexico, the El Volcan and Las Truchas mines, and, through a joint operation with Ternium S.A., the Peña Colorada mine.

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

The Peña Colorada pelletizing facility produced 3.5 million tonnes of pellets in 2015. Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Mexico for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mineral rights over 1,053 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

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

The El Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations resumed without interruption from 2010 until October 2015. The El Volcan operations produced 1.7 million tonnes of concentrate in 2015, which is a decrease from the normal 2.3 million capacity due to suspension of operations in October 2015 as the mine reaches end of mine life.

The iron mineralization includes magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment.

Las Truchas

ArcelorMittal holds mineral rights over 52,473 hectares. The Las Truchas mine is located approximately 27 kilometers southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2015 production of concentrate, lumps and fines totaled 1.8 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.

The Las Truchas deposits consist of massive concentrations of magnetite of irregular morphology. The main Las Truchas deposits occur along about seven kilometers long and about two kilometers wide. The Las Truchas mineral deposits have been classified as hydrothermal deposits, which may have originated from injections of late stage-plutonic-activity through older sedimentary rocks. The mineralization of the Las Truchas iron deposits occurs in disseminated and irregular massive concentrations of magnetite within metamorphic rocks and skarns. The mineralization also occurs as fillings of faults, breccia zones, and fractures.

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brasil holds mineral rights over the central claims of the Andrade deposit of over 28,712,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2015, the Andrade mine produced 1.5 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013 a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mineral rights over the central and east claims of the Serra Azul deposit over 5,505,400  square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2015, ArcelorMittal Mineração Serra Azul produced 2.0 million tonnes of lumps and sinter fines.

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

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51% owned by ArcelorMittal. ArcelorMittal Prijedor holds mineral rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2015 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2015, ArcelorMittal Prijedor produced 2.1million tonnes of aggregated lumps and fines.

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

ArcelorMittal Kryvyi Rih

ArcelorMittal Kryvyi Rih (“AMKR”) holds mineral rights to support its operations located roughly within the limits of the city of Kryvyi Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 1,301 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced 10.1 million tonnes of concentrate in 2015, known as the Kryvyi Rih open cast, and an underground mine with production of 0.9 million tonnes of lump and sinter feed in 2015, known as the Kryvyi Rih underground mine. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933.  ArcelorMittal acquired the operations in 2005.

The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2016 to 2021, while the expiration of the land lease agreements ranges from 2060 to 2061.

The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2015 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2015 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 0.9 million tonnes of concentrate in 2015. The mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999.  The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Prometey 2003 and Sarbai MES KEGOK.

Kentobe is an open pit operation, initially started in 1994 and acquired by ArcelorMittal in 2001, located about 300 kilometers southeast of Temirtau, with production of 0.7 million tonnes of concentrate in 2015. Clearance for extension of the existing subsoil agreement until 2026 was given by Kazakhstan Ministry of innovation and development and signing of addendum to the agreement is in process. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2015 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.8 million tonnes of lump and fines in 2015. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980.  Underground operations commenced in 1976.  ArcelorMittal acquired the mine in 2003. The existing subsoil agreement expires in 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.4 million tonnes of concentrate and fines in 2015. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has been mining ‘direct shipping ore, or DSO’ from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia since June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 516 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (DSO) are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2015 was at 4.3 million tonnes. Drilling for DSO resource extension commenced in late 2015 and in 2016 the operation has been right sized to 3 million tonnes to focus on its ‘natural’ Atlantic markets.

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

The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch Loadout, Eckman 2 and Redhawk 1 surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35,  39, 42 and 43.

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

The combined production of the mines in 2015 was 1.6 million tonnes of washed and directly shippable coal.

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

The Kostenko, Kuzembaeva and Saranskaya mines receive energy from public district networks through transforming substations of the Karagandaenergo Company.

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

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2015, the Karaganda Coal Mines produced 4.6 million tonnes of metallurgical coal and approximately 1.3 million tonnes of thermal coal consumed by the Temirtau steel operations.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2015 and those that are currently ongoing.

Completed projects in most recent quarters
Region	Site	Project	Capacity / particulars	Actual completion	Note #
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt/year	Q4 2015	1
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/year (iron ore)	Q3 2015	2
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt/year	Q2 2015	3
China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 1.0mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	Q1 2015	4
USA	AM/NS Calvert	Continuous coating line upgrade to aluminize line #4	Increase production of Usibor by 0.1 mt/year	Q1 2015	5
Brazil	Juiz de Fora (Brazil)	Rebar expansion	Increase in rebar capacity by 0.4mt/year	Q1 2015	1

Ongoing Projects					6
Region	Site	Project	Capacity / particulars	Forecast completion
USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	H2 2016	5
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160lt galvalume and 128kt galvanize	2016	3
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9mt/year	2016	7
		HDG increase	Increasing HDG capacity by 0.4mt/year	2016	7
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt/year for bars for civil construction	2016	8
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt/year and cold rolling (CR) capacity by 0.7mt/year	On hold
Brazil	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2mt/year	On hold	1
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt/year; sinter feed capacity of 2.3mt/year	On hold	1
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	On hold	9

1

During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which is expected to be completed in two phases with the first phase focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and an increase in Juiz de Fora rebar production from 50,000 to 400,000 tonnes per year and an increase in meltshop capacity by 200,000 tonnes. Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora meltshop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves. A decision regarding the execution of the second phase of the project (for upstream facilities) will be taken at a later date.

2	First production in Baffinland was in the fourth quarter of 2014, with first shipments taking place during the third quarter of 2015 following the completion of shiploader and port infrastructure.
3

During the third quarter of 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco. Upon completion of this project, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit operating income through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

4

Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (1.0mt) and hot dipped galvanised line (0.5mt). Total capital investment is expected to be $832 million (100% basis). Production began in the first quarter of 2015.

5

On September 16, 2014, ArcelorMittal, in partnership with joint venture partner Nippon Steel & Sumitomo Metals Corporation (NSSMC), announced a $40 million slab yard expansion project to increase AM/NS Calvert’s slab staging capacity and efficiency. The existing hot strip mill consists of three bays with the capacity to stage around 335,000 tonnes of incoming slabs, significantly less than the staging capacity required to achieve the 5.3 million tonnes target. The slab yard expansion will include the addition of overhead cranes, along with foundation work and structural steel erection, to increase the staging and storage capacity in an effort to achieve the hot strip mill’s full capacity. The project is expected to be completed in the second half of 2016. At the same time, the Company announced an additional investment in the facility’s existing number four continuous coating line, which will significantly increase ArcelorMittal’s North American capacity to produce press hardenable steels, Usibor®, a type one aluminum-silicon coated (Al Si) high strength steel and one of the strongest steels used in automotive applications.

6

Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

7

On July 7, 2015, ArcelorMittal Poland announced it will restart preparations for the relining of blast furnace No. 5 in Krakow, which is coming to the end of its lifecycle in mid-2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capital expenditure for the value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

8

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

9

ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port. It has been operating the mine on a DSO basis since 2011 and produced 4.3 million tonnes in 2015. In the current initial DSO phase, significant cost reduction and re-structuring has continued to ensure competitiveness at current prices. Drilling for DSO resource extension recently commenced and in 2016 the operation has been right sized to 3mtpa to focus on its ‘natural’ Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase as ArcelorMittal considers the appropriate next phase of development. ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa. Rapid price declines over the period since force majeure have led to a reassessment of the project and ArcelorMittal is considering transitioning production to a higher grade sinter fines product but now in a phased approach as opposed to a major step up from 15 to 20mtpa as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for a concentrated sinter fines, and ArcelorMittal also has options in its concession to mine higher grade, lower gangue DSO ores. Work continues in 2016 to define the best business option.

Reserves (iron ore and coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves. The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine and Kazakhstan. In Canada, the Company commenced mining the greenfield operation on Baffin Island through a joint venture. The Company’s metallurgical coal mining operations are located in the United States and Kazakhstan.

The estimates of proven and probable ore reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Cardno Inc. prepared the estimates of coal reserves for underground and open pit operations at ArcelorMittal Princeton. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7. The Company also complies with the Canadian National Instrument NI 43-101, which are based on the Canadian Institute of Mining and Metallurgy (CIM) Best Practice Guidelines and Standard Definitions for all its operations and projects.

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

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; certain of the Company’s operations with significant ore reserve estimates as of December 31, 2011 were independently audited in 2012 by Roscoe Postle Associates and SRK Consulting (UK) Limited and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them. In 2014, the year-end 2013 ore reserve estimates were independently audited and validated by Roscoe Postle Associates for the Company’s mines in Liberia and in Canada including the joint venture Baffinland and no material changes to the 2013 year-end iron ore and coal reserve estimates were recommended by them. In 2016, the 2015 year end ore reserve estimates were independently audited and validated by Roscoe Postle Associates for the Company’s Las Truchas and Peña mines in Mexico, and no material changes to the 2015 year-end iron ore reserve estimates were recommended.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table below for ArcelorMittal’s ownership interest in each mine. All of the reserve figures presented represent estimates at December 31, 2015 (unless otherwise stated).

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

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2015. The average iron ore spot reference price for the last three years (2013 – 2015) was $95.96/dmt CFR China, 62% Fe, (PLATTS Index) duly adjusted for quality, Fe content, logistics and other considerations. For the same period, the average coal spot reference price was $117.02/tonne FOB Australia, Hard Coking Coal (FOB Australia HCC Peak Downs, PLATTS Index). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Sustainability in turn depends on expected future operating and capital costs. The reserve base can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Item 3.D—Key information—Risk factors—Risks related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron ore reserve estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2015. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2015						As of December 31, 2014
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	2,034	28.7	106	27.7	2,140	28.6	2,129	28.7
Baffinland - Canada	272	66.0	105	65.4	377	65.8	379	65.8
Minorca - USA	122	23.6	4	22.7	126	23.5	134	23.4
Hibbing - USA	242	19.6	25	19.6	267	19.6	264	19.0
Mexico (excluding Peña Colorada)	42	31.6	37	29.7	79	30.7	119	27.3
Peña Colorada - Mexico	106	22.4	123	21.1	229	21.7	237	23.2
Brazil	59	64.6	22	51.1	81	60.9	148	55.6
Liberia	5	51.9	489	48.1	494	48.2	501	48.3
Bosnia	7	45.5	14	45.9	21	45.8	24	46.0
Ukraine Open Pit	126	33.4	48	33.5	174	33.4	198	34.0
Ukraine Underground	23	55.7	-	-	23	55.7	24	55.0
Kazakhstan Open Pit	31	37.6	240	39.5	271	39.3	276	39.3
Kazakhstan Underground	-	-	27	45.1	27	45.1	28	45.0
Total					4,309	34.9	4,461	35.1

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines. As of December 31, 2015, ArcelorMittal Tebessa was classified as held for sale (see "Item 4.A—Information on the Company—History and development of the Company—Key transactions and events in 2015") and therefore has been removed from the table below.

	Operations/Projects	% Ownership	In Operation Since	2015 Run of Mine Production (Million Tonnes) *	2015 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (Excluding Baffinland)	85	1976	70.7	25.9	30
	Baffinland - Canada	46.08	2014	1.5	1.3	18
	Minorca - USA	100	1977	8.9	2.7	14
	Hibbing - USA	62.3	1976	29.8	8.1	10
	Mexico (Excluding Peña Colorada)	100	1976	7.1	3.6	16
	Pena Colorada - Mexico	50	1974	7.9	3.5	16
	Brazil	100	1944	5.1	3.5	18
	Liberia	85	2011	4.3	4.3	22
	Bosnia	51	2008	2.7	2.1	8
	Ukraine Open Pit	95	1959	23.6	10.1	7
	Ukraine Underground	95	1933	0.9	0.9	13
	Kazakhstan Open Pit	100	1976	5.1	2.0	30
	Kazakhstan Underground	100	1956	1.1	0.9	14

1

Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2015 included the direct shipping ore produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 59% in 2015 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2015 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2015 production.

*	Represents 100% of production.

Changes in iron ore reserve estimates: 2015 versus 2014

The Company’s iron ore reserve estimates have had a net decrease of 151 million metric tonnes of Run of Mine between December 31, 2014 and 2015. This decrease in reserves was mainly due to 169 million tonnes of mining depletion during 2015, the down grading of 61 million tonnes of itabarite at the Company’s Andrade mine and a net downgrading of 37 million tonnes across the Mexican operations (excluding Peña Colorada). The main increases in reserves were an increase of 33 million tonnes at Hibbing, 76 million tonnes at AMMC. There were other minor re-evaluations of the Company’s ore reserves. The average Fe grade decreased by 0.2% on an absolute basis mainly due to the downgrading of the Andrade itabarite.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2015. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2015									As of December 31, 2014
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	Millions of Tonnes	Wet Recoverable Million Tonnes	Millions of Tonnes	Wet Recoverable Million Tonnes	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes
Princeton - USA	93	58	15	8	108	66	6.7	0.7	17.0	110	67
Karaganda - Kazakhstan	141	59	16	8	157	67	10.5	0.7	27.0	167	72
Total					265	133	8.6	0.7	22.1	277	139

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2015 Run of Mine Production (Million Tonnes)	2015 Wet Recoverable production (Million Tonnes)	Estimated Mine Life (Years)[1]
	Princeton - USA	100	1995	2.1	1.6	33
	Karaganda - Kazakhstan	100	1934	10.5	4.6	12

1

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2015 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2015 production.

Changes in Metallurgical Coal Reserve Estimates: 2015 versus 2014

The Company’s metallurgical coal reserve estimates have decreased by 12 million tonnes of Run of Mine coal and 6 million tonnes of recoverable coal between December 31, 2014 and 2015 mainly due to the annual mining depletion of 12 million tonnes. The reporting of recoverable coal reserves from Kazkahstan excludes the recoverable coal which in theory could be used for metallurgical applications but which is sold and used as thermal coal in practice by ArcelorMittal at its steel plant facilities.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 92.5 million tonnes of crude steel and, from own mines and strategic contracts, 73.7 million tonnes of iron ore and 6.29 million tonnes of coal in 2015, as compared to production of 93.1 million tonnes of crude steel and, from own mines and strategic contracts, 77.0 million tonnes of iron ore and 7.70 million tonnes of coal in 2014. ArcelorMittal had sales of $63.6 billion and steel shipments of 84.6 million tonnes for the year ended December 31, 2015 as compared to sales of $79.3 billion and steel shipments of 85.1 million tonnes for the year ended December 31, 2014. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2015, ArcelorMittal had approximately 209,000 employees.

ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 160 countries, including the automotive, appliance, engineering, construction and machinery industries. ArcelorMittal’s mining operations produce iron ore and coal for consumption at its steel-making facilities and also for sale commercially outside the Group.

Key factors affecting results of operations

ArcelorMittal’s sales are predominantly derived from the sale of flat steel products, long steel products, and tubular products, as well as of iron ore and coal. Prices of steel products, iron ore and coal, in general, are sensitive to changes in worldwide and regional demand, which, in turn, are affected by worldwide and country-specific economic conditions and available production capacity.

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. After a period of continuous growth between 2004 and 2008, the sharp fall in demand resulting from the global economic crisis demonstrated the steel market’s vulnerability to volatility and sharp corrections.

The North American and European markets together account for over 60% of ArcelorMittal’s deliveries in 2014 and 2015 and, consequently, any weakness in these markets can have a significant impact on ArcelorMittal’s results. The onset of the eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past three years, but in 2015 were still lower than 2011 levels and remained close to 25% below 2007 levels. Underlying steel demand in North America has increased in each of the past five years, but apparent demand has been negatively impacted by inventory movements, particularly during 2014 when inventories rose significantly on the back of a rapid increase in imports and were up almost 40% over 2013. This led to stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise (remaining strong in the Company’s core markets, U.S. and Europe) in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. The significant declines in steel demand in Brazil and the CIS over the past two years have reduced their share of the Company’s deliveries to under 10% contributing to the overall decrease in deliveries.

Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand has started to decline as a result of weaker real estate sector construction and machinery production. This decline in domestic demand has led to a surge in Chinese steel exports, which increased by over 30 million tonnes from 2013 to 2014, and then by an additional 18 million tonnes from 2014 to 2015. This increase in Chinese exports is greater than the growth in world ex-China steel demand over the past two years, and has had the effect of curtailing domestic production in countries outside of China over the period. While the majority of these exports are directed to Asia, an increasing proportion is being directed toward ArcelorMittal’s core markets and Europe, in particular. While not a sustainable long-term strategy, Chinese exports in 2015 were increasingly being sold at prices apparently below cost (China Iron and Steel Association (“CISA”) reports large and medium-sized CISA mills losing RMB 53 billion ($8.6 billion) from January through November 2015), negatively impacting prices and therefore margins in many regions.

Unlike many commodities, steel is not completely fungible due to wide differences in shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sale prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made. ArcelorMittal’s sales are made on the basis of shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts in order to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular, the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs.  In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years.

Given this overall dynamic, the Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010.  Iron ore prices were relatively stable in 2013, averaging $135/t, but fell sharply in 2014, reaching lows of $68/t in December 2014 and averaging under $100 for the first time since 2009. Volatility on steel margins aside, the results of the Company’s mining segment are also directly impacted by iron ore prices, which were weaker again in 2015, ending the year at $40/t and averaging only $55.5/t. This means, among other things, that if iron ore prices were to remain around current levels ($40/t) due to continued strong growth of supply or any further significant decline of Chinese steel production, this would continue to have a negative impact on ArcelorMittal’s revenues and profitability.

Economic environment[1]

Global GDP growth fell short of expectations in 2015, slowing marginally, to 2.5% year-on-year, from 2.7% in 2014 (2.5% in 2013) as deceleration in key emerging and developing economies overshadowed a modest recovery in major developed countries in 2015. This deceleration was accompanied by further declines in commodity prices, subdued global trade, bouts of financial market volatility, and weakening capital flows.

[1] GDP and industrial production data and estimates sourced from IHS Global Insight January 15, 2016.

Domestic demand in the United States was supported by robust consumption and investment, with the exception of the oil sector. U.S. GDP growth in 2015 is estimated at 2.5%, the highest annual rate in the post-2008 crisis period. Solid labor market conditions and low oil prices continue to support a consumption-led recovery, with automotive sales growing by over 5% year-on-year in 2015 to a record of 17.4 million. Nominal construction spending increased by around 10% year-on-year in 2015, with strong growth in both residential and non-residential construction. The weakness in net exports is the result of the strong dollar and softness in external demand, particularly from large emerging markets. Despite headline inflation of around zero in the second half of 2015, the Federal Reserve began increasing interest rates in December due to the strength of labor markets. Fiscal policy has eased to a broadly growth-neutral stance in 2015, after having been a headwind in previous years.

European Union (EU) GDP growth picked up in 2015 to around 1.8%, as domestic demand strengthened and eurozone exports were supported by euro depreciation. Low oil prices and improving financing conditions are supporting consumer spending and investment. Indeed, EU automotive sales grew by 9% year-on-year in 2015 to 13.7 million, their highest level since 2009. Moderating fiscal consolidation and healing labor markets are also underpinning domestic demand, although conditions vary across countries. Activity firmed in Spain, but France and Italy are still lagging, whereas growth slowed in the United Kingdom but remained stronger than the eurozone average. Peripheral economies saw little contagion from another Greek crisis, which led to a third bailout program and promises of further reforms. Credit conditions have improved, supported by the European Central Bank’s (“ECB”) quantitative easing program. With headline inflation close to zero in 2015, deflation concerns have receded but have not disappeared, prompting the ECB to ease monetary policy further in December 2015.

Sectoral rebalancing in China became more pronounced in 2015 with GDP growth slowing in 2015 to an estimated 6.9%, down from 7.3% in 2014. In line with rebalancing efforts, the deceleration in activity during 2015 has been most visible in heavy industry and real estate—sectors with considerable overcapacity and, in the case of heavy industry, a high presence of state-owned enterprises. Weaker manufacturing growth and declining construction activity has significantly impacted import demand, which contracted in the first half of 2015. The service sector has seen its share of employment increasing in recent years, and accounted for the majority of new urban jobs created in 2015. The fiscal deficit widened to a six-year high of 2.3 percent of GDP in 2015, reflecting accelerated infrastructure investment by the central government to support growth in the second half of the year. The People’s Bank of China introduced a change in the calculation of the renminbi reference rate on August 10, 2015, leading to an almost 3% depreciation against the US$. Otherwise, the renminbi was stable throughout most of 2015, but weakened further towards the end of the year.

Brazil and Russia have taken a turn for the worse as a result of global and domestic headwinds, and the weakness in oil and other commodity prices, with both countries experiencing deepening contractions, above-target inflation, and deteriorating public finances. In South Africa, chronic power supply bottlenecks are a major factor behind weak growth. In contrast to other major developing countries, growth in India remained robust, buoyed by strong investor sentiment and the positive effect on real incomes of the recent fall in oil prices.

Global industrial production (“IP”) growth slowed to 1.5% year-on-year as IP in Organization for Economic Co-operation and Development (“OECD”) countries eased to just 0.9% year-on-year in 2015, after growing by 2.3% in 2014, whereas IP growth in non-OECD countries slowed to 2.3% in 2015 from 3.8% in 2014.

Global apparent steel consumption (“ASC”) is estimated to have fallen by 2.2% year-on-year. This was mainly due to the slowdown in China, where consumption fell by 4.5% in 2015, the second consecutive year of decline. However, Chinese demand estimates are subject to change, due to significant revisions to steel production estimates to account for under-reported output by Chinese mills. Elsewhere, world-ex-China ASC fell by just 0.3%, as significant declines in CIS (-8%), NAFTA (-7%) and Latin America (-7%) were offset by growth in other regions, particularly EU28 (+3%), Asia ex-China (+5%) and Africa & Middle East (+4%).

Steel production[2]

After declining sharply during 2009 to 1.2 billion tonnes, world crude steel production grew robustly each year to 1.6 billion tonnes in 2013, driven by strong Chinese growth. Global production continued to rise in 2014, up 3.2%

[2]Global production data is for all 66 countries for which production data is collected by the World steel, accounting for around 99% of global steel production.

to 1.65 billion tonnes due again to the rising output in China. Chinese production is estimated to have increased from 775 million tonnes in 2013 to about 813 million tonnes in 2014 (+5.0% year-on-year), whereas world ex-China growth also increased only 1.5% year-on-year to 839 million tonnes. World crude steel production fell in 2015, for the first time since 2009, as steel consumption in developed and key emerging markets declined. Amid depressed demand conditions, the availability of low priced imports, particularly from CIS, in which domestic demand also declined, forced many producers across the world to curtail output.

Between 2009 and 2014, global production increased by around 35%, rising by approximately 0.5 billion tonnes to 1.67 billion tonnes in 2014, of which China alone accounted for around 60% of the growth. While global steel consumption also increased following the 2009 financial crisis, the slowdown in China in 2014 and 2015 exposed the excess capacity issues faced by the steel industry as Chinese producers increased export volumes to compensate for falling domestic demand. Indeed, Chinese exports soared by 72% over the past two years, rising to a record 112 million tonnes in 2015.

Global steel production is estimated to have fallen by 2.8% to 1.62 billion tonnes in 2015 (-1.8% year-on-year over the first half of the year and -3.6% year-on-year over the second half of the year). Production in the second half of 2015 was weaker and reflected worsening global demand conditions over the period and increased destocking as prices fell. China, which accounted for 49.5% of steel production in 2015 (49.3% in 2014), saw a decline in output of 2.3% as tighter steel margins rendered some mills unprofitable and producers were unable to offset the decline in domestic demand with increased exports. Apart from China, almost all major steel producing regions also recorded a decline in production in 2015. EU28 steel output decreased by 1.8% to around 166.2 million tonnes even though consumption recorded positive growth; the incremental demand was in fact satisfied by imports. North American steel production fell by 8.5% in 2015 mainly due to a decline in U.S. output, which tumbled by 10.5%  as stockholders and end-users sought to correct  inventories which had grown in 2014 when total steel imports rose by almost 40%. In the CIS, output also fell (-4.3% in 2015 year-on-year) as a recession lowered domestic demand and overwhelmed increased international competitiveness from weaker domestic currencies. South America also saw a 2.5% decline in production as Brazilian steel demand faltered by around 15% due to economic issues facing the country. In Asia, production decreased by 2.3%, mainly due to slower growth in China and a 5% decline in Japanese output. In India, however, production increased by 2.6% and elsewhere, Australia/New Zealand also recorded a 4.6% rise in production.

Steel prices[3]

Steel prices for Flat products in Europe remained relatively stable in euro terms during the first quarter of 2015 against 2014 fourth quarter averages, despite continuous erosion of raw material costs. A balanced market, low interest rates and steady demand for durables, coupled with the weak euro, helped improve the steel market in the first quarter of 2015. In Northern Europe the price for hot rolled coil (“HRC”) improved slightly from January to March, to an average of €405-413 ($458-467) per tonne (/t) for the first quarter of 2015. Prices saw a similar trend in Southern Europe, with spot HRC improving to €395-404 ($446-456)/t, while a weaker euro impacted the realization of this improvement in USD terms both in Northern and Southern Europe by roughly -$50 quarter on quarter. Economic conditions remained good in Europe during the second quarter of 2015, with strong bookings in industry and auto. Despite this, steel prices saw consistent weakening on a monthly basis from April to June, due mainly to pressure from imports. Spot HRC averaged at €398-405 ($440-448)/t in Northern Europe and at €385-393 ($425-435)/t in Southern Europe. Aggressive domestic offers at the beginning of the third quarter, coupled with low-priced imports from Turkey, Russia and China, kept prices in Europe under pressure, and HRC spot saw a drop of approximately €27/$27 quarter on quarter, in Northern Europe, to €372-378 ($414-420)/t and €37/$38/t, in Southern Europe, to €348-357 ($387-397)/t. Eurozone consumer confidence dropped to a nine-month low in October, while the gap in the offer price for steel in northern vs. southern Europe continued to feed expectations for price declines. HRC spot further weakened during the fourth quarter to €325-335 ($357-368)/t in Northern Europe and to €293-304 ($322-333)/t in Southern Europe.

In the United States, 2015 started with a positive economic outlook, supported by consumer confidence in February at its highest since 2007, despite negative sentiment in the oil & gas sector. The steel market was nevertheless challenging, due to high inventories and buyer caution in placing orders. A strong USD continued to encourage imports during the first quarter of 2015, with South Korea, Japan, Germany and Australia quickly taking

[3] Source: Steel Business Briefing (SBB)

over volumes upon the termination of an export suspension agreement with Russia in December 2014. Domestic prices declined, especially during February and March, following declines in Scrap #1 Busheling, which fell from $369 per gross tonne (“/GT”) in January to $255/GT in March. Spot HRC prices during the first quarter of 2015 dropped from a $631/t average in January to $531/t in March, for a quarterly average of $578/t. The second quarter had a weak start, with declining scrap prices rolling over into April and HRC bottoming at $491-503/t, before strengthening of underlying demand aided prices to firm to a $502-510/t level in May. Scrap #1 Busheling gained $30 from April to June to an average of $266/GT for the second quarter of 2015, supporting HRC price improvement to $507-514/t in June, for a quarterly average of $500-509/t. Despite the consumer confidence index increasing by +10.5 points from July to 101.5 in August, and steel consumption being sustained by strong sales in auto (17.7 million units SAAR in August), prices started weakening again during the third quarter, as U.S. prices re-aligned to those globally and scrap prices failed to provide cost support. Spot HRC price fell to $485-497/t by September, for a quarterly average of $499-510/t. Demand for both scrap and finished steel during the fourth quarter remained weak due to destocking and Scrap #1 Busheling fell to $167-180/GT, pushing HRC spot price down approximately $70 quarter on quarter, to an average of 421-438/t.

In China, 2015 began with increased uncertainty due to the change in export rebate policy as of January 1, 2015 (discouraging exports and adding more pressure on the domestic market), and the government’s efforts to implement anti-pollution regulation, impacting producer costs and possible cuts to capacity. Despite the Central Bank’s 0.5% cut to the reserve requirement ratio to boost growth, steel market activity remained depressed in the first quarter of 2015 and remained weak into the second quarter, due to declining real estate demand. Production, however, was sustained by exports, which surged from March onward. Domestic prices continued their accelerated decline, with spot HRC down to $357-362/t VAT excluded, during the first quarter (from $415-419/t in the fourth quarter of 2014), and further to $326-330/t VAT excluded, in the second quarter. Market sentiment remained weak during the third quarter, with prices declining month by month, to an HRC average of $268-269/t level, VAT excluded. Demand continued to shrink in the fourth quarter, as the cold season approached and HRC domestic prices saw a drop in their quarterly average to $250-252/t level, VAT excluded.

Long products saw resilient demand in Europe in January and February 2015, and a slight increase in scrap price gave support for improvement on commodity pricing, despite pressure from Russia and Ukraine in Eastern Europe. Buyers became more hesitant towards the end of the first quarter as scrap price weakened and expectations built for a price decline. Medium section prices, however, saw progressive, albeit limited, improvement from January to March 2015 (+€7/t), with a quarterly average at €512-522 ($577-589)/t. Rebar prices, on the other hand, were impacted to a greater degree by scrap fluctuation, and declined by €10 during the quarter, to an average range of €413-422 ($466-476)/t. The European Central Bank’s lending survey at the beginning of the second quarter sustained a take-off for construction investments, thus demand continued solid during the April-June period. In addition, with scrap picking up, further price gains were achieved in euro terms both for medium sections at €521-530 ($576-585)/t and rebar prices at €418-426 ($462-470)/t. Price trends reversed starting in the third quarter, as pressure on scrap from the international markets resulted in E3 scrap prices dropping, impacting commodity offers. Medium section prices declined to €511-520 ($568-578)/t and rebar to €405-413 ($450-458)/t. The situation continued into the fourth quarter, when further scrap deterioration pushed medium sections down approximately €36/$48 versus the third quarter, to a range of €474-486 ($519-532)/t, and rebar prices were down by approximately €38/$49, ranging around €366-374 ($401-410)/t.

In 2015, scrap prices globally re-aligned following a year of anomalously high levels. Prices of scrap HMS 1&2 of USA origin imported into Turkey dropped substantially during the first two months of 2015 from $311/t CFR in January to $248/t CFR in February. This was followed by an unexpected price improvement starting in March, on the back of tight supply, to a peak of $286/t in May (average range of $274-279/t during the second quarter of 2015). Export prices for Turkish rebar fluctuated alongside scrap dropping from $493/t FOB in January to $436/t FOB in March ($455-461/t average range in the first quarter), and reversing to a peak of $454/t FOB in May (second quarter average range of $441-446/t FOB). The spread of Turkey FOB rebar prices over scrap declined by approximately $20/t during the period, partly compensated by the Turkish lira’s depreciation. Turkish imported scrap saw significant price declines during the third and the fourth quarters, as raw material costs continued to deteriorate and international price pressure increased. Scrap HMS 1&2 fell to as low as $204/t CFR Turkey by September and $180/t CFR Turkey in October, followed by slight improvement towards the end of 2015 (to $188 avg. in December). Lack of support from scrap, as well as weaker billet prices (due to severe Chinese competition), coupled with weak demand, impacted rebar prices, which dropped during the third quarter to an average of $383-392/t FOB Turkey, and further to $331-337/t FOB, during the fourth quarter.

Current and anticipated trends in steel production and prices

Steel output declined in major steel producing regions in 2015 reflecting falling global steel consumption, as well as the availability of cheaper imports from mainly China and the CIS. Chinese production declined by around 2% compared to a fall in domestic consumption of around 4.5%, while exports continued to increase substantially to a record 112 million tonnes in 2015, up 18 million tonnes year-on-year. The combination of softening global demand and excess Chinese capacity had a negative impact on production in many regions. With the exception of Europe, apparent consumption in developed markets fell in 2015, particularly in United States where the inventory overhang resulted in an almost 10% fall in apparent demand.  Steel production in the USA fell by 10.5% in 2015 as imports remained elevated relative to historical levels, particularly for flat and long products, despite an overall fall of 6.5% year-on-year. ArcelorMittal expects continued growth in underlying real steel demand in the United States in 2016 and, due to the level of destocking last year, considers that apparent steel demand and domestic steel production will be likely to rebound. In Europe, ArcelorMittal expects the gradual recovery in the steel consuming sectors to continue, albeit more slowly than in 2015, while steel production is only likely to be up slightly year-on-year in 2016, provided that trade actions are taken to protect domestic producers from unfairly priced imports. ArcelorMittal forecasts that global steel demand will remain stable in 2016, at best rising by less than 1% in 2016, following a 2.2% fall in 2015 triggered by weakening developing markets and destocking in some developed economies. While ArcelorMittal expects continued weakness in Brazil and Russia, the magnitude of their declines is expected to be lower than those of 2015. China too is expected to see demand levels fall slightly, likely to be in the -1% range assuming the real estate market begins to improve in the second half of 2016. Weaker emerging market currencies are expected to continue to support export opportunities, due to international price competitiveness, thereby supporting steel production in these countries.  In China, the increasing threat of countervailing and anti-dumping measures against Chinese origin material by several countries, as well as domestic environmental compliance issues are likely to keep steel production growth muted, particularly as global steel demand remains subdued in the first half of 2016. Should competitively priced Chinese exports continue to rise, however, production growth in export destinations will likely be negatively affected.

 Despite the weakness of steel prices, steel spreads (the difference between raw material costs and finished steel prices) have actually begun to pick up so far in the first quarter of 2016 from the depressed levels seen at the turn of the year. Ultimately, steel prices will depend on the strength of underlying raw material prices, which are a function of both the demand and supply of each commodity.

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

The spot markets for iron ore and coking coal have been in a downward price trend since the first half of 2014. In 2015, this trend gained momentum with a slower growth rate in China, recession in developing economies such as Brazil and Russia, and continued robust seaborne supply from major miners. Since the beginning of 2014, the iron ore and coking coal prices decreased by 61% and 37% respectively (Platts Q1-2014 vs. Q4-2015).

As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share of pricing mechanisms as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2015, the trend for using shorter-term pricing cycles continued, with the spot market remaining liquid and driven by Chinese demand.

Iron ore

In the first quarter of 2013, iron ore prices increased dramatically reaching $160 per tonne in late February as a result of restocking in China before the New Year holiday and a seasonally weaker supply due to weather-related disruptions in production in Brazil and Australia. The average price for the first quarter of 2013 was $148 per tonne.  In the second quarter of 2013, iron ore prices declined significantly as a result of stock cuts stemming from uncertainties about the Chinese market outlook, reaching a low of $110 per tonne in May and averaging $126 per tonne for the quarter. In the third quarter of 2013, iron ore spot prices recovered, averaging $132 per tonne for the quarter, as a result of strong crude steel production rates in China and significant restocking at Chinese steel mills through the end of August. Despite a strong seaborne supply coming on-stream from the third quarter of 2013 onwards, the spot price remained above $130 per tonne. In the fourth quarter of 2013, the iron ore market stabilized within a range of $130 to $140 per tonne with no clear price direction as the increasing supply availability was matched with a higher demand on the winter season restock.

In the first half of 2014, iron ore spot prices declined by 31% from $134.50 per tonne on January 1, 2014 to $93.25 per tonne on June 30, 2014. This downward price trend was due mainly to increasing supply in the seaborne market and financial weakness in the Chinese steel sector. Credit market tightness combined with stretched cash flows at Chinese mills resulted in a strong destocking trend at Chinese mills from the beginning of the year through the end of the second quarter. Rising iron ore import inventory at Chinese ports was reflective of stronger seaborne supply while real iron ore demand in the Chinese off-shore market remained relatively stable.

The downward trend continued and reached $66-69 per tonne in late December 2014 on continued structural iron ore oversupply and persistent strains in the credit market in China. The average spot price for the fourth quarter was $74 per tonne, or 18% lower than the previous quarter at $90 per tonne. As of end of January 2015, iron ore spot prices were trading in the range of $62-69 per tonne (January 15-30, 2015, CFR China, Platts index, 62% Fe).

The downward trend of iron ore prices persisted through 2015, with quarterly averages spot prices of $62.40 per tonne in the first quarter of 2015, $58.45 per tonne in the second quarter, $54.90 per tonne in the third quarter and $46.65 per tonne in the fourth quarter (CFR China, Platts index, 62% Fe). This downward trend has been supported by continued structural oversupply, resilience of high cost mines (in China and seaborne), lower mining costs at major supply regions (supported by currency depreciation, e. g. in Australia and Brazil), lower fuel and freight costs as well as bearish sentiment about Chinese steel demand. In this context of oversupply, the Samarco tailings ponds dam collapsed in November 2015 resulting in a halt of operations (a 30 million tonne pellet capacity producer); however, it did not affect the plummeting iron ore price trend, which continued decreasing through the end of 2015.

Coking coal

Due to a continued strong supply and weak demand outlook, the spot coking coal market remained weak in 2013. Better-than-average supply conditions during the Australian wet season in early 2013 contributed to a decrease in hard coking coal prices in the first half of 2013, with premium coking coal spot prices reaching a low of $130 per tonne (FOB Australia) by the end of the second quarter. Spurred by Chinese demand, spot hard coking coal prices began to increase at the beginning of the third quarter of 2013, peaking at $152 per tonne in mid-September.  However, despite high imports of coking coal to China, the seaborne coking coal market remained weak until the end of 2013, largely as a result of relatively weak ex-China seaborne demand, an improved supply base from Australia and strong domestic production in China. The premium coking coal spot price was $131 per tonne on December 31, 2013. In 2013, contract prices followed the volatile spot price trend over the year, with the quarterly contract price for hard coking coal progressing from $165 per tonne in the first quarter to $172 per tonne in the second quarter, then to $145 per tonne in the third quarter and $152 per tonne in the fourth quarter.

Due to the combined effects of strong Australian coking coal production performance, the mild wet season in Australia and weaker seaborne demand from China, the coking coal spot market and quarterly contracts settlements have been on a downward trend in 2014 and 2015. Moreover, in the same period there was an increase of seaborne supply from new regions, notably Russia and Mozambique, as well as productivity improvement and cost reductions at major producers also supported by depreciated local currencies and lower diesel prices. This downward trend prevailed despite some supply closures, e.g. major seaborne suppliers of coking coal from Australia, the United States, and Canada announced the closure of their least cost efficient mines in order to adjust to weaker seaborne demand and to remain cost competitive. These supply closures seem to be more than offset by lower Chinese imports, throughout 2014-2015. Chinese coking coal imports continued their decline (a decrease of 21% year-on-year in 2014 and a decrease of 21% for January to November 2015 vs. January to November 2014, Tex Report January 5, 2016), while an increased share of imports from Australia at the expense of other seaborne suppliers, mainly from the U.S. bearish market price forecasts, combined with successive loss-making quarters partially originated from high debt service obligations (following past acquisitions), have forced several U.S. coal producers, to file chapter 11 bankruptcy in 2015 in order to restructure their finances and operations.

The first half of 2015 experienced sharp spot price and contract reference price reductions, with a widening gap in the second quarter between both references (spot indexes and quarterly contract settlement), as quarterly contract references settled at $117 per tonne (FOB Australia) and $109.50 per tonne for the first and second quarters of 2015, respectively. Spot prices for such quarters averaged $104 per tonne and $87 per tonne, respectively. In the third quarter of  2015, premium coking coal spot prices reached a low of $79 per tonne (FOB Australia) while contract settlement for the same quarter was at $93 per tonne (FOB Australia). Contract settlement further reduced in the fourth quarter of 2015, where contract prices settled at $89 per tonne (FOB Australia), while spot prices were trading in the range of $72-77 per tonne (December 1 through 31, 2015, FOB Australia HCC Peak Downs Platts index).

ArcelorMittal has continued to leverage its full supply chain and diversified supply portfolio in terms of the origin of sources to mitigate risks of regional supply disruptions. Additionally, ArcelorMittal further diversified its coking coal supply portfolio by adding new sources from emerging mines, e.g. from Mozambique and Russia.

Scrap

Scrap prices decreased throughout 2014. In Europe, the average price of scrap in 2014 was €262 per tonne (Eurofer Index for Demolition Scrap), which was 6.1% lower than in 2013 when the average price was €279.10 per tonne. The published value of the index on February 5, 2015 was €239 per tonne. Similarly, in NAFTA the average price of scrap in 2014 was $338.50 per tonne (HMS 1&2 FOB East Coast), which was 4.7% lower than in 2013 when the average price was $355.30 per tonne. The published value of this Index on February 5, 2015 was $250.60 per tonne. During the course of 2014, scrap prices decreased by 20.2% compared to 2013 (from $393 to $313.50 per tonne: MB HMS 1&2 80:20 CFR Turkey, North European origin). The published value of this Index on February 5, 2015 was $242.20 per tonne. In 2014 as compared to 2013, the drop in the Metal Bulletin Index HMS 1&2 80:20 CFR Turkey, North European origin was 5.5% on average, consistent with the 6.1% in local European Eurofer E3 prices.

Scrap imports towards Turkey remained constant with a decrease of 0.28% in 2014 as compared to 2013. This was, to some extent, a consequence of Turkey’s capacity to source iron ore based materials in order to control scrap prices. Imports of billets were sourced from CIS beginning in the second half of 2014. The second and third importers are South Korea (< 1/3 the amount Turkey imports) and Italy. China takes 10th place and decreased its imports of scrap by 41.4% in 2014 as compared to 2013, mainly due to preference for iron ore in this context, plus the use of internal scrap (no exports recorded in 2013 or 2014). Regarding exports of scrap, the United States continued to take the lead but with a continuous downtrend to 15.5MT in 2014 as compared to 18.5MT in 2013 as a result of better economic activity, which is to say, strong demand, plus a favorable €/$ exchange rate discouraging traditional exports to Turkey.

In Europe, after some volatility in the first quarter of 2014 (average price of €269 per tonne) the Eurofer E3 index remained very stable in the second and third quarters, around €270 per tonne. However, there was a decrease in the fourth quarter of 2014, to €243.67 per tonne on average due to alternative sourcing from Turkey. The lowest price was reached in November at €237 per tonne. In NAFTA, the HMS 1&2 FOB index reacted consistently with Europe, with prices in 2014 at $345 per tonne in the first quarter, $355 per tonne in the second quarter, $357 per tonne in the third quarter and a final decrease to $297.80 per tonne in the fourth quarter. Beginning in the third quarter of 2014, the U.S. dollar strengthened significantly against the euro, which improved the attractiveness of scrap exports from the eurozone region relative to NAFTA.

Scrap prices decreased throughout 2015. In Europe, the average price of scrap in 2015 was €208.9 per tonne (Eurofer Index for Demolition Scrap), which was 20.3% lower than in 2014. In NAFTA, the average price of scrap in 2015 was $218 per tonne (HMS 1 Domestic MidWest), which was 40% lower than in 2014 when the average price was $364 per tonne. Comparing 2015 to 2014, average international scrap prices decreased by 33.5% from $352 to $234 per tonne (MB HMS 1&2 80:20 CFR Turkey, North European origin). Similarly for NAFTA, the average price of scrap in 2015 was $224.4 per tonne (HMS 1&2 FOB East Coast) which was 33.7% lower than in 2014 when the average price was $338.5 per tonne.

Turkish scrap import volumes were 14.5 million tonnes in the first 11 months of 2015, representing a decrease of 18.4% compared to same period in 2014. This was mainly a consequence of Turkey’s capacity to source iron ore based materials which drove scrap prices down. Turkish billets imports from China increased 1.33 million tonnes. Turkey remains the main scrap buying country in the international market and approximately 65% of its steel production is based on the EAF process. Turkey’s crude steel production decreased by 8% in the first 11 months of 2015 as compared to the first 11 months of 2014, with a decrease of 14.6% in the EAF process and an increase of 7.5% in the blast furnace process.

The high scrap prices have made the EAF process less profitable as compared to the iron ore based processes.  Production cuts in the EAF base processes took place in 2015 reducing scrap demand.

Ferro alloys and base metals

Ferro alloys[4]

The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $3.11 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2015, representing a decrease of 31.80% from $4.56 per dmtu in 2014 ($5.33 per dmtu for 2013) mainly due to poor demand and oversupply of manganese ore in 2015.

The 2015 prices of high carbon ferro manganese decreased compared to the prior year by 15.8% from $1,119 to $942 per tonne. Prices of silicon manganese decreased compared to the prior year by 17.43% from $1,222 to $1,009 per tonne ($1,174 per tonne for 2013). Prices for medium carbon ferro manganese decreased in 2015 compared to the prior year by 13.11% from $1,686 to $1,465 per tonne ($1,644 per tonne for 2013).

Base metals[5]

Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc for 2015 was $1,928 per tonne, representing a decrease of 11% as compared to the 2014 average of $2,164 per tonne (the 2013 average was $1,909 per tonne). The low for 2015 was $1,461 per tonne on December 17, 2015 and high was $2,405 per tonne on May 6, 2015. The global zinc metal market was in a surplus  of 213,000 tonnes in the first 10 months of 2015 (production vs. usage). Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 464,400 tonnes as of December 31, 2015, representing a decrease of 33% compared to December 31, 2014 when stocks registered stood at 691,600 tonnes (933,475 tonnes in 2013), reflecting the change in LME warehousing rules in response to a surfeit in stocks and decreased contango.

The average price of tin for 2015 was $16,070 per tonne, representing an decrease of 27% compared to the 2014 average of $21,893 per tonne (the 2013 average was $22,304).

The average price of aluminum for 2015 was $1,661 per tonne, representing an decrease of 11% compared to the 2014 average of $1,867 per tonne (the 2013 average was $1,845).

The average price of nickel for 2015 was $11,834 per tonne, representing an decrease of 30% compared to the 2014 average of $16,867 per tonne (the 2013 average was $15,003).

Energy market

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, the continuous pressure on oil brought the natural gas price down approximately 15% while forward prices in the PJM electricity market for the calendar year 2016 have seen a reduction of

[4]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[5]Prices included in this section are based on the London Metal Exchange (LME) cash price.

approximately 9%  (from $44/MWh down to $40/MWh) compared to November 2015. The mild winter, strong pipeline flows from Russia/Norway to Europe and comfortable storage capacity has decreased the premium built into electricity prices. Brent oil prices are currently in the range of $30/bbl to $35/bbl ($36.70/bbl at the end of December 2015) and the general commodity bearish mood brought the electricity price below €30/MWh at the end of 2015 in most of the western countries, representing a drop between €5~8/MWh or a ~20% price reduction since November 2015. Prices continued to decline in January 2016.

Overall production capacity in Europe is comfortable in the short term but increasing environmental constraints and low market prices are pushing utilities to close recent gas plants and the oldest coal power plants. The electricity price crash that occurred at the end of 2015 and beginning of January 2016 may accelerate decisions for mothballing unprofitable units. This market price driven cut is inconsistent with the need of more flexible power generation required to cope with increasingly intermittent renewables capacity and is therefore fueling “capacity market” debates and other market mechanisms that could be needed to guarantee the required investments ensuring security of supply.

In the absence of increasing demand, the only positive signal in the short term, apart from strong climate deviations, would likely be from policy decisions on capacity markets. On the CO2 markets where the market stability reserve is intended to rebalance the existing long term market, the results of the COP 21 meeting in December 2015 did not succeed in boosting prices, and was in fact followed by a price decrease from €8.5/MWh to below €6.5/MWh (~25% reduction).

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity are now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from a tariff based system (e.g., Poland). With increasing liquid natural gas (“LNG”) flows in Spain, definitive movement towards a more liquid and integrated market could be experienced by 2017.

This trend is reducing the correlation and sensibility of the Western European market to oil price volatility. As an example, the gas auction of Gazprom in September 2015 was based on market prices and not oil indexation, as market prices were considered better indicators. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.

In 2015 and 2014, the LNG market continued to grow in Asia, although at a slower pace than in 2013. Excess supply is developing in that market as new liquefaction capacities are coming on stream or ramping up from Australia, Papuasia and Malaysia. This increase is not being absorbed due to the economic slowdown and is allowing for higher shipments to Europe (compounded by the fact that Japanese nuclear power plants have slowly initiated the ramp-up in generating power). The expected high number of LNG shipments in Europe has pushed the whole forward curve down and has fully erased the bullish market effect of the lack of flexibility that was lost in 2015 when the production of Groningen, a giant natural gas field located in the Netherlands, was reduced due to repeated earthquakes.

Increasing supply (due to, among other things, North America shale oil and a lack of OPEC discipline) and lower demand than expected (due to, among other things, a decrease in the Chinese economy) pushed oil prices down, which resulted in: i) Asian oil indexed LNG prices (JKM) dropping (from $18 down to $7.50/MM British thermal unit (“BTU”) during 2015 and down to $6/MMbtu for spot LNG cargos mid-January 2015), closing the arbitrage window between Europe and Asia (no strong window is expected in the medium term), and ii) European LNG no longer being re-routed to Asia, resulting in increased supply in a continuously depressed market and pushing gas prices down year-on-year from $10.50/MMBtu in 2013 and $7.8/MMBtu in 2014 to $6/MMbtu in 2015, with downward pressure continuing in 2016. Prices are expected to be around $4/MMBtu for February 2016 onwards.

The premium related to the risk of gas flow disruption between Ukraine and Russia has disappeared with the agreement between Russia and Ukraine already on the table. In addition, Ukraine launched a successful tender to buy natural gas from a national joint-stock company Naftogaz Ukrainy in Europe on the western border of Ukraine using the three-year revolving loan of $300 million issued by the European Bank for reconstruction and development.

In 2015 in the United States, unconventional gas production proved more than robust despite low oil prices and the continuous drop in gas market prices. A record buildup of gas in storage has materialized during the 2015/2016 winter with a surplus of approximately 15% compared to the 5 year average (decreasing the risk premium for winter months). The situation may change due to the pressure on gas and oil prices that will put pressure on some production areas in 2016. As a result, steam coal continues to be challenged as a fuel to produce power. Gas power plants are taking the lead and increasing their market share in the production mix which could trigger volatility in the summer period if there are heat waves. Projects to build liquefaction facilities for export to Europe or Asia continue to be developed, with production expected to start in early 2016 and potentially pushing U.S. gas prices up to keep up with the new export demand. In this context, natural gas prices in North American markets continued to increase from 2012 lows, averaging in 2014 at around $4.20 per MMBtu, up from $3.70 per MMBtu in 2013. Since the end of the 2014-2015winter, gas prices have been dropping. With storage recovery and high market confidence in the ability to meet demand, prices began to decrease in the fourth quarter of 2014 to $3/MMBtu and continued to decline in 2015, with prices below $2.5/MMBtu for 2016. LNG exports and an increase of Mexico’s cross-border infrastructure could play a role in increasing the gas price for 2016 onwards.

Ocean freight[6]

The shipping market generally exceeded expectations in the first half of 2014, in a period which is usually known to endure seasonal restrictions, due to strength seen in Australian exports. Total iron ore imports by China were up 19% year on year, as iron ore prices dropped.  However, coal and other sectors such as grain did not see as much growth and especially as congestion eased, the result was improved vessel turnaround and increased efficiency in ports. Rates were expected to recover in the second half of 2014 as a result of increased Brazilian shipments, however, the recovery never materialized and Chinese demand waned. As a result, rates primarily remained at low levels throughout the second half of 2014, with only small periods of temporary strength. The Baltic Dry Index (“BDI”) averaged 1,105 points, an 8% decrease as compared to 2013. Chinese demand for both iron ore and coal was weaker than expected and even government measures did not allow sustained recovery in 2014. Although Australian exports did well in the first half of 2014, they suffered in the second half of the year as a direct result of the slowdown in Chinese demand. Meanwhile, bunker fuel prices fell in 2014, especially in the second half of the year and this aided in keeping freight rates low. Capesize rates averaged at $13,800 per day ($14,842 per day in 2014 based on revised BDI methodology), a 5% decrease as compared to 2013. The smaller vessels saw less significant growth as the sector faced some resistance as a result of the Indonesian ban on bauxite and nickel ore exports, delayed South American grain exports and a weaker coal trade. Panamax rates averaged at $7,718 per day in 2014, a 19% decrease compared to 2013.

Ocean freight market rates for dry cargo remained low for the majority of 2015, primarily due to a fall in coal and iron ore imports and the fall in oil prices. Chinese coal imports fell 30% year-on-year while average fuel price (reference price recorded for Rotterdam, Netherlands) decreased 51% in 2015 ($260 per million tonne) compared to 2014 ($531 per million tonne). There has been a flood of new build deliveries, but at the same time bulker demolition has also surged which has helped to curb a small portion of the oversupply and thereby slow expected net fleet growth.

The BDI averaged 718 points in 2015, representing a 35% decrease compared 2014. The Capesize sector averaged $8,127 per day in 2015 ($14,842 per day in 2014 based on revised BDI methodology). The Panamax sector averaged $5,561  per day in 2015 ($7,718 per day in 2014).

Impact of Exchange Rate Movements

After having reached a yearly low during the first half of 2013 against most currencies in the jurisdictions where ArcelorMittal operates, the U.S. dollar strengthened significantly during the second part of 2013.

During 2014, mainly two different periods and market conditions were seen. Aside from the Ukrainian Hryvnia and the Kazakhstani tenge devaluations against the U.S. dollar, in the beginning of 2014, there was a low volatility period where the €/$ exchange rate remained within the range of 1.35 - 1.40 and emerging countries started their recovery with evidence of adjustments. However, at the end of the second quarter of 2014, geopolitical conflicts,

[6]Sources: Baltic Daily Index, Clarksons Shipping Intelligence Network, LBH, Fearnleys, RS Platou.

monetary policy divergence, very low oil prices as well as strong demand for the U.S. dollar started to have a negative impact on a number of currencies, especially in jurisdictions where ArcelorMittal operates.

In 2015, the currency landscape was reshaped. Supported by a robust labor market and resilient growth figures, the strength of the U.S. dollar was confirmed in December 2015 by the first rate increase by the Federal Reserve after a seven year period of a “zero interest rate policy.” The situation in the U.S. contrasted strongly with the eurozone, where the European Central Bank’s (the “ECB”) quantitative easing program increased in intensity throughout the year. This, alongside disappointing data on production activity and inflation, put pressure on the euro, which started the year at 1.21 and ended the year at 1.09 against the U.S. dollar. The Chinese slowdown hit commodity prices and commodity exporters by extension, contributing to a move of the Canadian dollar and the Mexican peso in 2015 from 1.16 to 1.38 and from 14.80 to 17.20, respectively, against the U.S. dollar. The situation in Brazil, which entered into recession and witnessed unprecedented corruption scandals, and Russia, where geopolitical issues persisted, only further deteriorated by the fall of commodities: during the year the Brazilian real went from 2.55 to 4.25 and the Russian ruble from 58.05 to 73.05 against the U.S. dollar. In August 2015, Kazakhstan switched to a free float and allowed its currency to devalue 86% from 183 to 341 against the U.S. dollar in order to keep its market share vis-à-vis Russia, its main business partner. Currency developments have been similar in South Africa where a combination of weak commodity prices and tense political circumstances pushed the South African rand against the U.S. dollar to 15.55 at the end of 2015 from 11.60 at the beginning of the year.

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

Trade and Import Competition

Europe[7]

Import competition in the EU28 steel market peaked in 2007 – when demand was above productive capacity - with import penetration of 18.6% before fluctuating down to 12.0% by 2012, due to recovering global demand post the 2008/09 global recession.

Imports penetration into Europe has continued to trend upwards since 2012 as global steel markets started to slow down and the effects of excess Chinese steel capacity became more apparent. In 2013, despite a slight decline in steel demand, imports rose, particularly from China, Russia and Turkey, to total approximately 18.4 million tonnes, and the penetration ratio increased to 13.1%.

During 2014, finished steel imports increased by 19.9% year-on-year to around 22.0 million tonnes with growth mainly from shipments originating from CIS and China. Though finished steel demand also strengthened, growth was slower than imports at approximately 5% year-on-year. As a result, the import penetration rate for 2014 rose to 15.1%.

In 2015, strengthening industrial activity in Europe led to a 2% rise in underlying steel demand. However, the slowdown in global steel consumption coupled with excess capacity in China resulted in increased shipments to Europe as domestic prices remained relatively attractive. Third country imports into Europe have increased by approximately 22% last year, much faster than apparent consumption growth, leading to the penetration ratio to pick-up to 17.5% in 2015. Between 2012 and 2015, finished steel imports are estimated to have increased by approximately 10 million tonnes, of this incremental volume 40% originated from China while 25% were shipped from the Commonwealth of Independent States (CIS). This rapid increase in shipments from China meant the share of Chinese origin imports into Europe has risen from 20% in 2012 to an estimated 27% in 2015. The CIS remains the largest exporter to Europe with an estimated 29% share in 2015 though the share has declined marginally from 31% in 2012. Other traditional importers into Europe such as developed Asia and Turkey have seen their market share squeezed by the growing influence of China and to a lesser extent the CIS.

[7]Source: Eurostat trade data to November 2015, estimates for December 2015.

United States[8]

Steel import penetration peaked in 2015 at 29.3% but both apparent consumption and finished imports declined by 9.5% and 6.9% respectively as 2014 import volumes remained the highest on record since 2006.

Imports rose significantly in 2014, up 35.9% year-on-year to 30.6 million tonnes, compared to a 3.9% decline in 2013. In the same year, penetration increased to 28.4% from 23.2% in 2013 despite an 11.8% increase in apparent steel demand as overall steel imports were up 37.9%, buoyed by a strong rise in semis volumes, up 44.6% year-on-year.

Despite the decline in imports in 2015, volumes actually remained relatively elevated compared to historical levels, particularly for flat and long products. In fact, long product imports increased by around 4% in 2015 (+23% in 2014) while flat products declined by just 6.4% (+60% in 2014). Semis and tubes both declined significantly in 2015 to levels consistent with historical averages. As a result, total finished steel imports dropped by just 6.9% to 28.5 million tonnes in 2015 following a 35.9% rise to 30.6 million tonnes in 2014 while overall steel imports were down to 35.3 million tonnes (down 12.3% year-on-year) in 2015 from 40.2 million tonnes (+37.9% year-on-year) in 2014. Almost three quarters of US imports originate from other NAFTA countries (Canada and Mexico), developed Asia, Brazil and EU28 and they have maintained a steady share of imports even though volumes have trended upwards. Of the remaining countries, only Turkey has increased its share from 4% to 8 % in 2015 while China’s share of US imports has remained steady at around just 5% to 6% of total volumes. However, trade measures against Russia have seen the CIS share drop from 11% in 2014 to 6% in 2015.

Consolidation in the steel and mining industries

Given the current economic uncertainties in the developed economies, combined with a slowdown in emerging markets, consolidation transactions decreased significantly in terms of number and value in the past three years and this trend is expected to continue in 2016, unless and until prices stabilize and supply and demand balance out in the context of worldwide structural overcapacity.

While developed markets continued to present fewer opportunities for consolidation, steel industry consolidation also began to slow down substantially in China in 2012 and continued through 2015. Despite being a key initiative of the five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore which has not been very effective. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims to simplify approval procedures and facilitate acquisition financing for firms in sectors like steel.

Going forward, any further consolidation should foster the ability of the steel industry to maintain more consistent performance through industry cycles by achieving greater efficiencies and economies of scale, and should lead to improved bargaining power relative to customers and, crucially, suppliers, which tend to have higher levels of consolidation. Given the difficult iron ore price environment, it is quite possible that consolidation in this part of the value chain may occur in the future. The last evidence of major consolidation among mining companies was the completion of the merger between Xstrata and Glencore on May 2, 2013.

Critical accounting policies and use of judgments and estimates

Management’s discussion and analysis of ArcelorMittal’s operational results and financial condition is based on ArcelorMittal’s consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments highlighted below require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on

[8]Source: U.S. Department of Commerce, customs census data up to November 2015 and estimates for December 2015.

an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

The Company’s  critical accounting policies under which significant judgments, estimates and assumptions are made may be found in the following notes to its consolidated financial statements:

•         Deferred tax assets (note 9),

•         Provisions for pensions and other post-employment benefits (note 7.2),

•         Provisions (note 8.1),

•         Environmental and other contingencies (note 8.2),

•         Impairment of tangible and intangible assets, including goodwill (note 5.3),

•         Derivative financial instruments (note 6.1.5) and

•         Mining reserve estimates (note 5.2).

In accordance with IFRS, the Company is required to include information regarding the nature of the estimates and judgments and the potential impact on its results in the consolidated financial statements. See the notes referenced above to the Company’s consolidated financial statements.

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

Years ended December 31, 2015, 2014 and 2013

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production

The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the year ended December 31, 2015, 2014 and 2013:

		Sales for the year ended December 31,[1]			Operating income for the year ended December 31,[2]
	Segment	2015 (in $ millions)	2014 (in $ millions)	2013 (in $ millions)	2015 (in $ millions)	2014 (in $ millions)	2013 (in $ millions)
	NAFTA	17,293	21,162	19,645	(705)	386	630
	Brazil	8,503	10,037	10,148	628	1,388	1,204
	Europe	31,893	39,552	40,507	171	737	(985)
	ACIS	6,128	8,268	8,419	(624)	95	(457)
	Mining	3,387	4,970	5,766	(3,522)	565	1,176
	Others and eliminations	(3,626)	(4,707)	(5,045)	(109)	(137)	(371)
	Total	63,578	79,282	79,440	(4,161)	3,034	1,197

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2

Other and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

	Adjustments to segment operating income and other	Year ended December 31,
		2015 (in $ millions)	2014 (in $ millions)	2013 (in $ millions)
	Corporate and shared services [1]	(10)	(132)	(207)
	Financial activities	(20)	(16)	(12)
	Shipping and logistics	(84)	(30)	(29)
	Intragroup stock margin eliminations [2]	31	109	(73)
	Depreciation and impairment	(26)	(68)	(50)
	Total adjustments to segment operating income and other	(109)	(137)	(371)

1	Includes primarily staff and other holding costs and results from shared service activities. In 2015, Corporate and shared services includes the sale of corporate assets.
2	In 2015 and 2014, as compared to 2013, margins decreased as a result of low iron ore prices leading to a reduction in intragroup-margin eliminations.

Sales

ArcelorMittal had sales of $63.6 billion for the year ended December 31, 2015, representing a 19.8% decrease from sales of $79.3 billion for the year ended December 31, 2014, primarily due to lower average steel selling prices which were down 19.7%, lower seaborne iron ore reference prices which were down 43% and lower steel shipments which decreased by 0.6%, partially offset by higher market priced iron ore shipments which were up by 1.4%. In the first half of 2015, sales of $34.0 billion represented a 16.1% decrease from sales of $40.5 billion in the first half of 2014, primarily due to 18% lower average steel selling prices and 46% lower seaborne iron ore prices, partially offset by a 3% increase in steel shipments and a 2% increase in marketable iron ore shipments. In the second half of 2015, sales of $29.6 billion represented a 24.0% decrease as compared to sales of $38.8 billion in the second half of 2014, primarily driven by a drop in average steel prices of 21.6% and a decrease of 4.4% in steel shipments.

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

Cost of sales

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2015 was $65.2 billion as compared to $73.3 billion for the year ended December 31, 2014. Cost of sales for the year ended December 31, 2015 was negatively affected by an increase in impairment on tangible and intangible assets for $4.8 billion partially offset by a decrease in depreciation and foreign exchange impacts due to the appreciation of the U.S. dollar against the major currencies. Selling, general and administrative expenses (“SG&A”) were $2.5 billion for the year ended December 31, 2015 compared to $3.0 billion for the year ended December 31, 2014. SG&A increased as a percentage of sales to 4.0% of sales for the year ended December 31, 2015 as compared to 3.7% for 2014 as described below.

Cost of sales for the year ended December 31, 2014 was $73.3 billion as compared to $75.2 billion for the year ended December 31, 2013. Cost of sales for the year ended December 31, 2014 was positively affected by a decrease in depreciation following a change in the useful lives of certain property plant and equipment as described earlier and a decline in raw material prices. Cost of sales for the year ended December 31, 2013 was negatively affected by impairment losses of $0.4 billion and restructuring charges for $0.6 billion. SG&A remained stable at $3.0 billion for the year ended December 31, 2014 and 2013. SG&A remained relatively stable compared to sales as it represented 3.7% of sales for the year ended December 31, 2014 as compared to 3.8% for the year ended December 31, 2013.

Operating income or loss

ArcelorMittal’s operating loss for the year ended December 31, 2015 was $4.2 billion as compared with operating income of $3.0 billion for the year ended December 31, 2014. Operating loss in 2015 was negatively affected by impairment charges of $4.8 billion including $0.9 billion with respect to the Mining segment goodwill and $3.9 billion related to tangible and intangible assets, of which $2.5 billion was in respect of iron ore mining operations at ArcelorMittal Liberia ($1.4 billion), Las Truchas in Mexico ($0.2 billion), ArcelorMittal Serra Azul in Brazil ($0.2 billion) and coal mining operations  at ArcelorMittal Princeton in the United States ($0.7 billion) mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower iron ore and coking coal price outlook. Management performed its quarterly analysis of impairment indicators in the context of high volatility in the raw material prices during 2015 and concluded that impairment indicators existed in the fourth quarter of 2015 as a result of the expected  persistence of lower long term prices and strategic decisions. ArcelorMittal also recorded impairment charges of $0.3 billion, $0.3 billion and $0.2 billion with respect to the Saldanha plant in ArcelorMittal South Africa (ACIS) as a result of its revised competitive outlook, Indiana Harbor East and West in the United States (NAFTA) in connection with the deployment of asset optimization programs and the currently idled ArcelorMittal Point Lisas facility in Trinidad and Tobago (Brazil segment), respectively. In addition, the Company recorded  impairment charges of $0.2 billion with respect to the intended sale of the Long Carbon facilities in the United States ( ArcelorMittal La Place, Steelton and Vinton) and $0.4 billion primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain (Europe segment). Operating loss in 2015 also included negative impacts due to inventory related losses of $1.3 billion following the rapid decline of international steel prices and litigation costs of $0.1 billion in South Africa. See note 5 to the consolidated financial statements for the critical accounting policies and uses of judgments and estimates related to the impairment of tangible and intangible assets, including goodwill.

Operating income was $1.2 billion for the first nine months of 2015 as compared to $2.5 billion for the same period in 2014, while the operating loss in the fourth quarter of 2015 was $5.3 billion as compared to operating income of $0.6 billion for the same period in 2014. The fourth quarter of 2015 was impacted by all of the impairments and charges mentioned above and $0.8 billion of inventory related losses (with $0.5 billion of inventory related losses being recorded in the third quarter of 2015).

ArcelorMittal’s operating income for the year ended December 31, 2014 was $3.0 billion, as compared with an operating income of $1.2 billion for the year ended December 31, 2013. Operating income in 2014 was negatively impacted by a $90 million charge following the settlement of antitrust litigation in the United States and a $76 million charge for onerous supply contract provisions primarily for tin coated products at Weirton in the United States (NAFTA) offset in part by a $79 million gain on the disposal of the Kuzbass coal mines (Mining). Operating income for the year ended December 31, 2014 was positively affected by a decrease in depreciation (from $4.7 billion for the year ended December 31, 2013 to $3.9 billion for the year ended December 31, 2014) as a result of a change in useful lives of plant and equipment. The Company performed a review of the useful lives of its assets and determined its maintenance and operating practices enabled a change in the useful lives of plant and equipment. As a result, certain of the Company’s existing assets have been and will be used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment were lengthened prospectively. In addition, operating income for the year ended December 31, 2014 was negatively affected by impairment charges of $264 million, of which $114 million primarily related to the idling of the steel shop and rolling facilities of the Indiana Harbor Long carbon operations in the United States (NAFTA), $63 million relating to the impairment of the Volcan iron ore mine in Mexico (Mining) due to a short residual life of the mine and $57 million related to the idling of mill C in Rodange, Luxembourg (Europe segment).

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

Shipments and average steel selling price

ArcelorMittal had steel shipments of 84.6 million tonnes for the year ended December 31, 2015, decreased by  0.6% as compared to steel shipments of 85.1 million tonnes for the year ended December 31, 2014. Steel shipments increased 3% in the first half of 2015 as compared to the first half of 2014, but then decreased 4.4% in the second half of 2015 as compared to the second half of 2014, primarily due to lower volumes in NAFTA.

Average steel selling price decreased by 19.7% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Average steel selling price in the first half of 2015 decreased by 18% as compared to the first half of 2014 and decreased by 21.6% in the second half of 2015 as compared to the second half of 2014.

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

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2015	2014	2013
Sales	17,293	21,162	19,645
Depreciation	616	706	767
Impairments	526	114	-
Operating income / (loss)	(705)	386	630

Crude steel production (thousand tonnes)	22,795	25,036	24,914
Steel shipments (thousand tonnes)	21,306	23,074	22,500

Average steel selling price (USD/tonne)	732	843	829

Sales

Sales in the NAFTA segment were $17.3 billion for the year ended December 31, 2015, representing a decrease of 18.3% as compared to December 31, 2014. Sales decreased primarily as a result of the decrease in average steel selling prices by 13.2% and a decrease in steel shipments by 7.7%, both of which were primarily driven by lower domestic prices impacted by weak demand and import pressures. Sales in the first half of 2015 were $9.3 billion, a 10% decrease as compared to the same period in 2014, mainly due to a 10% decrease in average steel selling prices and a 3% decrease in steel shipments. In the second half of the year, sales were $8.0 billion, a decrease of 26.3% compared to the same period in 2014, primarily driven by a 16.3% decrease in average steel selling prices and 12.6% decrease in steel shipments.

Sales in the NAFTA segment were $21.2 billion for the year ended December 31, 2014 representing an increase of 8% as compared to $19.6 billion for the year ended December 31, 2013. Sales increased primarily due to a 2% increase in average steel selling prices and a 3% increase in steel shipments. Sales in the first half of 2014 were $10.4 billion, up 7% from the same period in 2013 primarily driven by a 4% increase in steel shipments and 1% increase in average steel selling prices. In the second half of the year sales were $10.8 billion, up 8% from the same period in 2013, a 1.5% increase in shipments and a 2% increase in average steel selling prices.

Operating income or loss

Operating loss for the NAFTA segment was $705 million for the year ended December 31, 2015 as compared to an operating income of $386 million for the year ended December 31, 2014. Operating loss  included impairment charges of $526 million of which $231 million related to the intended sale of the Long carbon facilities in the United States  (ArcelorMittal Laplace, Steelton and Vinton) and $276 million with respect to the Indiana Harbor East and West facilities (United States) in connection with deployment of the asset optimization programs. It was also negatively affected by inventory related losses amounting to $0.5 billion following the rapid decline of steel prices. Operating loss for the segment amounted to $52 million for the six months ended June 30, 2015 as compared with operating income of $77 million for the same period of 2014. Operating loss for the first half of 2015 was negatively affected by a $69 million provision for inventory related losses in the US and an impairment of $19 million relating to the closure of the Georgetown facility in the U.S. as well as lower volumes and lower average selling prices as compared to the same period of 2014. Operating loss for the second half of 2015 was $653 million which was negatively affected by the impairments and inventory related losses described above as compared to operating income in the second half of 2014. Operating performance in the second half of 2015 was also affected by negative price-cost squeeze.

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

Crude steel production, steel shipments and average steel selling price

Crude steel production in the NAFTA segment decreased 9% for the year ended December 31, 2015 as compared to the year ended December 31, 2014 to align with weaker demand. Crude steel production remained relatively flat at 25 million tonnes for the year ended December 31, 2014 and for the year ended December 31, 2013.

Total steel shipments decreased 7.7% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Shipments were 11.1 million tonnes in the first half of 2015, a decrease of 3% from the same period in 2014, while shipments in the second half of the year were 10.2 million tonnes, a decrease of 12.6% from the same period in 2014. Steel shipments for the first half of 2015 were negatively affected by increased imports. Steel shipments for the second half of 2015 were negatively affected by a decrease in flat product shipments (mainly Mexico and U.S.) and a decrease in long product shipment volumes due to the closure of Georgetown and Indiana Harbor Bar in the first half of 2015.

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

Average steel selling price decreased 13.2% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Average steel selling price in the first half of 2015 decreased 10% from the same period in 2014 primarily due to lower domestic prices impacted by falling raw material prices and import pressures. Average steel selling price in the second half of the year decreased by 16.3% as compared to the same period in 2014, although average steel selling prices in the fourth quarter of 2015 decreased by 14.3% compared to the same period of 2014.

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

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2015	2014	2013
Sales	8,503	10,037	10,148
Depreciation	336	457	691
Impairments	176	-	-
Operating income / (loss)	628	1,388	1,204

Crude steel production (thousand tonnes)	11,612	10,524	9,987
Steel shipments (thousand tonnes)	11,540	10,376	9,797

Average steel selling price (USD/tonne)	647	867	940

Sales

In the Brazil segment, sales were $8.5 billion for the year ended December 31, 2015 which represented a 15.3% decrease as compared to the year ended December 31, 2014 primarily due to lower average steel selling prices, impacted by foreign exchange rates and low international steel pricing for both flat and long products offset in part by higher steel shipments. Sales in the first half of 2015 were $4.3 billion, down 10% from the same period in 2014 primarily due to lower average selling prices partially offset by higher steel shipments following the restart of Blast Furnace #3 at Tubarão in July 2014, while sales in the second half of the year were $4.2 billion, down 19.7% from the same period in 2014 primarily due to lower average selling prices (28.2%), partially offset by an increase in shipments (4.5%) and an increase in sales from the Company’s Venezuelan operations.

In the Brazil segment, sales were $10.0 billion for the year ended December 31, 2014 which represented a 1% decrease as compared to the year ended December 31, 2013. Sales in the first half of 2014 were $4.8 billion, down 6% from the same period in 2013, while sales in the second half of the year were $5.2 billion, up 4% from the same period in 2013.

Operating income or loss

Operating income for the Brazil segment for the year ended December 31, 2015 was $628 million, a decrease of 54.7% as compared to the year ended December 31, 2014. The decrease was primarily due to a 25.4% decrease in average steel selling prices, write-downs of $91 million primarily related to inventories in the third and fourth quarters of 2015 following the rapid decline of steel prices and an impairment of $176 million relating to the currently idled ArcelorMittal Point Lisas (Trinidad and Tobago) facility, partially offset by a 11.2% increase in steel shipments. Operating income for the first half of 2015 decreased 4.4% to $566 million as compared with the first half of 2014 primarily due to lower average steel selling prices offset in part by higher steel shipments following the restart of Blast Furnace #3 at Tubarão and the improvement in the Company’s tubular operations. Operating income for the second half of 2015 was $63 million, a 92.1% decrease compared to the second half of 2014 due to the decrease in average steel selling prices (28.2%) and the impairment and write-down described above, partially offset by a 4.5% increase in shipments.

Operating income for the Brazil segment for the year ended December 31, 2014 was $1.4 billion compared to $1.2 billion for the year ended December 31, 2013. The increase was primarily due to higher steel shipment volumes as described below, lower costs and lower depreciation, which was $457 million for 2014 as compared to $691 million for 2013, mainly due to the change in asset lives of certain plant and equipment.  Operating income for the segment amounted to $0.8 billion for the second half of 2014, compared to operating income of $0.6 billion in the first half of 2014. Operating income for the first half of 2014 was negatively affected by lower shipments and lower average steel selling prices as compared to the same period in 2013. Operating income for the second half of 2014 was positively affected by the additional slab volumes as described below.

Crude steel production, steel shipments and average steel selling price

Crude steel production increased by 10.3% to 11.6 million tonnes for the year ended December 31, 2015 as compared to the year ended December 31, 2014 as a result of the restart of Blast Furnace #3 at Tubarão. Crude steel production increased by 21% to 5.8 million tonnes for the first half of 2015 as compared to 4.8 million tonnes for the first half of 2014 as a result of the restart of the Tubarão furnace in July 2014, while crude steel production increased by 1.3% for the second half of 2015 as compared to the second half of 2014. Similarly, crude steel production increased by 5% to 10.5 million tonnes for the year ended December 31, 2014 as compared with 10.0 million tonnes for the year ended December 31, 2013.

Total steel shipments reached 11.5 million tonnes for the year ended December 31, 2015, which was an 11.2% increase from steel shipments for the year ended December 31, 2014. Shipments were 5.5 million tonnes in the first half of 2015, which was up 19.5% compared to the same period in 2014, primarily driven by increased slab exports from Brazil. Shipments in the second half of the year were up by 4.5% as compared to the second half of 2014, primarily due to higher exports of slab shipments from Brazil, although shipments were down in the fourth quarter of 2015, due to a continued slowdown in demand.

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

Average steel selling price decreased 25.4% for the year ended December 31, 2015 as compared to the year ended December 31, 2014  primarily driven by a weaker Brazilian real, weaker product mix due to increased slab exports and a decline in international prices. Average steel selling price in the first half of 2015 was down 23% from the same period in 2014, primarily driven by a weaker Brazilian real, weaker product mix due to increased slab exports post the restart of Blast Furnace #3 at Tubarão described above and a decline in international prices. The average steel selling price in the second half of the year was down 28.2% from the same period in 2014 due to the mix impact described above.

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

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2015	2014	2013
Sales	31,893	39,552	40,507
Depreciation	1,192	1,510	2,003
Impairments	398	57	86
Operating income / (loss)	171	737	(985)

Crude steel production (thousand tonnes)	43,853	43,419	41,923
Steel shipments (thousand tonnes)	40,676	39,639	38,269

Average steel selling price (USD/tonne)	609	773	804

Sales

Sales in the Europe segment were $31.9 billion for the year ended December 31, 2015, representing a decrease of 19.4% as compared to the year ended December 31, 2014 primarily due to lower average steel selling prices partially offset by higher shipments. Local average steel selling prices declined, partially reflecting lower raw material costs. Sales in the first half of 2015 decreased 18% to $17.1 billion as compared to the first half of 2014 primarily due to a 22% decrease in average steel selling prices which were negatively impacted by the USD appreciation against the Euro, partially offset by an increase in steel shipments by 7%. In the second half of the year sales were $14.7 billion, a decrease of 21.2% compared to the same period in 2014 primarily due to lower average steel selling prices and a marginal decrease in steel shipments described below.

Sales in the Europe segment were $39.6 billion for the year ended December 31, 2014, representing a decrease of 2% as compared to $40.5 billion for the year ended December 31, 2013. The decrease was primarily due to a 4% decrease in average steel selling price while steel shipments increased by 4%. Sales in the first half of 2014 were $20.8 billion, remaining relatively flat compared to the same period in 2013, and in the second half of the year sales were $18.8 billion, a decrease of 5% compared to the same period in 2013. The decrease was primarily related to lower average steel selling prices.

Operating income or loss

Operating income for the Europe segment for the year ended December 31, 2015 decreased to $171 million, a 76.8% decrease as compared to the year ended December 31, 2014. Operating loss for the segment was $533 million for the second half of the year, compared to operating income of $704 million for the first half of the year. Operating income was negatively impacted by (i) an impairment charge of $398 million primarily relating to the indefinite idling of the Sestao facility in Spain and the write down of carrying values for certain ArcelorMittal Downstream Solutions operations as a result of the classification as held for sale and (ii) write-downs of inventories for $0.6 billion in the second half of 2015 following the rapid decline in steel prices, partially offset by improved market conditions and realized benefits of cost optimization efforts as well as increased shipments and the effects of the USD appreciation against the euro.

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

Crude steel production, steel shipments and average steel selling price

Crude steel production for the Europe segment increased 1% to 43.9 million tonnes for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Crude steel production increased in the first half of 2015 as compared to the first half of 2014 by 5% to 23 million tonnes primarily due to fewer facilities under maintenance during the first half of 2015 and to align with increased demand. Crude steel production decreased in the second half of 2015 as compared to the second half of 2014 by 3.3% driven by lower demand and maintenance work including the reline of a blast furnace in Dunkirk, France, and repairs to a blast furnace in Gent, Belgium. Crude steel production for the Europe segment increased 4% to 43.4 million tonnes for the year ended December 31, 2014, from 41.9 million tonnes for the year ended December 31, 2013.

Total steel shipments were 40.7 million tonnes for the year ended December 31, 2015, an increase of 2.6% from steel shipments for the year ended December 31, 2014. Shipments were 21.6 million tonnes in the first half of 2015, up 7% from the same period in 2014 driven by improved demand, while shipments in the second half of the year were 19.1 million tonnes, down 1.6% from the same period in 2014 driven by lower demand and maintenance work.

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

Average steel selling price decreased 21.2% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Average steel selling price in the first half and second half of 2015 was down 22% and 20.2%, respectively, as compared to the first and second half of 2014, largely due to exchange rate effects and a marginal decline in local average steel prices, partially reflecting lower raw material costs.

Average steel selling price decreased 4% for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Average steel selling price in the first half of 2014 and in the second half of 2014 was down 1%

and 7%, respectively, as compared to the first and second half of 2013, mainly due to the decreasing trend in raw material prices.

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2015	2014	2013
Sales	6,128	8,268	8,419
Depreciation	408	525	542
Impairments	294	-	196
Operating income / (loss)	(624)	95	(457)

Crude steel production (thousand tonnes)	14,219	14,148	14,362
Steel shipments (thousand tonnes)	12,485	12,833	12,422

Average steel selling price (USD/tonne)	432	576	613

Sales

In the ACIS segment, sales were $6.1 billion for the year ended December 31, 2015, representing a decrease of 25.9% as compared to the year ended December 31, 2014. The decrease was primarily due to a 25% decrease in average selling price and lower steel shipments by 2.7%, as described below. Sales in the first half of 2015 decreased 22% to $3.4 billion compared to the same period in 2014 and sales in the second half of the year were $2.8 billion, down 30.4% from the same period in 2014 primarily due to the decrease in average selling prices and lower shipments.

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

Operating income or loss

Operating loss for the ACIS segment for the year ended December 31, 2015 was $624 million, compared to operating income of $95 million for the year ended December 31, 2014. Operating income for the year ended December 31, 2015 was negatively impacted by a $294 million asset impairment charge mainly related to the closure of Vereeniging meltshop ($27 million) and the Saldanha facility in South Africa ($258 million), as a result of its revised competitive outlook, and charges of $239 million including $159 million primarily related to derecognition of a deferred stripping prepayment in connection with the amended iron ore supply agreement and competition cases in South Africa in the fourth quarter of 2015 and $80 million primarily related to write-downs of inventories following the rapid decline of steel prices and to retrenchment costs of $27 million in Thabazimbi and Tshikondeni in South Africa in the third quarter of 2015. Operating income for the first half of 2015 was $7 million as compared to $5 million for the same period of 2014. Operating loss for the second half of the year was $631million as compared to operating income of $90 million for the same period in 2014. Operating income was negatively impacted by the decrease in average steel selling prices and lower shipments for both the first and second half of 2015 (as well as the impairments and write-downs in the second half of 2015) as compared to the same period of 2014, partially offset by lower costs in all three units (Ukraine, Kazakhstan and South Africa) due to currency devaluation.

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

Crude steel production, steel shipments and average steel selling price

Crude steel production for the ACIS segment remained fairly flat at 14.2 million tonnes for the year ended December 31, 2015 as compared to 2014. Production was lower in Ukraine due to planned repairs of  Blast Furnace #9, partially offset by higher production in South Africa following the Newcastle reline completion. Crude steel production for the first half of 2015 increased 4% to 7.3 million tonnes as compared to 7.0 million tonnes for the first half of 2014 primarily driven by the Newcastle reline completion, while crude steel production for the second half of 2015 decreased 3.0% as compared to the second half of 2014, mainly due to planned repair of Blast Furnace #9 in Ukraine. Crude steel production for the ACIS segment decreased 2% to 14.1 million tonnes for the year ended December 31, 2014, from 14.4 million tonnes for the year ended December 31, 2013.

Total steel shipments reached 12.5 million tonnes for the year ended December 31, 2015, a decrease of 2.7% compared to the year ended December 31, 2014. Steel shipments were 6.2 million tonnes in the first half of 2015, down 4% from the same period in 2014. Steel shipments for the first half of 2015 were negatively affected by lower volumes in South Africa and a weaker CIS market. Steel shipments for the second half of 2015 decreased 1% compared to the second half of 2014 due to lower steel shipments in Ukraine impacted by lower production and a weaker South Africa market in 2015, partially offset by lower volume in 2014 due to the Newcastle reline.

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

Average steel selling price decreased 25% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. This decrease was mainly related to lower average steel selling prices in all three units (Ukraine, Kazakhstan and South Africa). Average steel selling price in the first half of 2015 decreased 18% from the same period in 2014, primarily due to lower global steel prices and weak demand in both CIS and South Africa. Average steel selling price in the second half of 2015 decreased 32.4% from the same period in 2014 due to lower average steel selling prices in all three units,  impacted by lower global steel prices and weak demand in both CIS and South Africa.

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

Mining
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2015	2014	2013
Sales	3,387	4,970	5,766
Depreciation	614	703	642
Impairments	3,370	63	162
Operating income / (loss)	(3,522)	565	1,176

		Year ended December 31,
	Mining shipments (million tonnes) [1]	2015	2014	2013
	Iron ore shipped externally	13.66	14.36	11.60
	Iron ore shipped internally and reported at market price [3]	26.66	25.40	23.50
	Iron ore shipped externally and internally and reported at market price [3]	40.32	39.76	35.10
	Iron ore shipped internally and reported at cost-plus [3]	22.12	23.92	24.40
	Total iron ore shipments [2]	62.44	63.68	59.60

	Coal shipped externally	1.48	1.84	3.26
	Coal shipped internally and reported at market price [3]	1.33	2.09	1.58
	Coal shipped externally and internally and reported at market price [3]	2.81	3.93	4.84
	Coal shipped internally and reported at cost-plus [3]	3.22	3.29	2.88
	Total coal shipments [4]	6.03	7.22	7.72

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

4	Total of all finished products of coal and includes tonnes shipped externally and internally and reported at market price as well as tonnes shipped internally on a cost-plus basis.

				Year ended December 31,
	Iron ore production (million metric tonnes) [1]	Type	Product	2015	2014	2013
	Own mines
	North America [2]	Open pit	Concentrate, lump, fines and pellets	39.0	37.3	32.5
	South America	Open pit	Lump and fines	3.5	4.5	3.9
	Europe	Open pit	Concentrate and lump	2.1	2.1	2.1
	Africa	Open pit / Underground	Fines	4.3	5.5	4.8
	Asia, CIS & Other	Open pit / Underground	Concentrate, lump, fines and sinter feed	13.9	14.5	15.0
	Total own iron ore production			62.8	63.9	58.4
	Strategic long-term contracts - iron ore
	North America [3]	Open pit	Pellets	6.6	8.2	7.0
	Africa [4]	Open pit	Lump and fines	4.3	4.9	4.7
	Total strategic long-term contracts - iron ore			10.9	13.1	11.7

	Total			73.7	77.0	70.1

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was extended on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement. On November 6, 2015, ArcelorMittal announced that an agreement had been reached with SIOC to amend the pricing mechanism terms of the current iron ore supply agreement from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP will be calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, ArcelorMittal will receive a discounted price. In addition, under the amended agreement, ArcelorMittal South Africa will no longer contribute toward stripping costs. Accordingly at December 31, 2015, the “deferred stripping pre-payment asset” was derecognized. As a result of this amendment, the contract will no longer be considered as a strategic contract in 2016.

				Year ended December 31,
	Coal production (million metric tonnes)			2015	2014	2013
	Own mines
	North America			1.57	2.04	2.62
	Asia, CIS & Other			4.58	4.98	5.43
	Total own coal production			6.15	7.02	8.05
	Strategic long-term contracts - coal
	North America [1]			0.14	0.37	0.37
	Africa [2]			-	0.31	0.42
	Total strategic long-term contracts - coal			0.14	0.68	0.79

	Total			6.29	7.70	8.84

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

Sales

In the Mining segment, sales were $3.4 billion for the year ended December 31, 2015, representing a decrease of 31.8% as compared to the year ended December 31, 2014. The decrease was primarily due to lower seaborne iron ore market prices which were down 43% (average year-on-year). Sales in the first half of 2015 were $1.7 billion, a decrease of 35% compared to the same period in 2014, while sales in the second half of 2015 were $1.7 billion, down 28.6% from the same period in 2014.

Sales to external customers were $0.8 billion for the year ended December 31, 2015, representing a decrease of 38% compared to the year ended December 31, 2014. Iron ore shipments to external customers decreased 5% from 14.4 million tonnes in 2014 to 13.7 million tonnes in 2015, while coal shipments to external customers decreased by 20% from 1.84 million tonnes to 1.48 million tonnes. The decrease in the volume of external sales for iron ore was primarily due to lower external shipments from Brazil and Liberia partially offset by the Company’s Canadian operations. In the second half of 2015, iron ore shipments to external customers were nearly in line with the first half.  The decrease in coal shipments to external customers was primarily due the scope change as a result of  the disposal of the Company’s Russian coal operations and lower external sales from Kazakhstan. With respect to prices, for example, the average reference iron ore price was $55.50 per tonne in 2015, $96.7 per tonne in 2014 and $135.2 per tonne in 2013 (CFR China 62% Fe, Platts Index) and the average reference price for hard coking coal decreased to $88.00 per tonne in 2015, from $114.44 per tonne in 2014 and $148.12 per tonne in 2013 (FOB Australia HCC Peak Downs, Platts Index). The decrease in the average reference iron ore price accelerated in the second half of 2015, with prices down 38% compared to the second half of 2014, and down 46% in the first half of

2015 compared to the first half of 2014. It should be noted, however, that there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time.

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

Operating income or loss

Operating loss for the Mining segment for the year ended December 31, 2015 was $3.5 billion, compared to operating income of $0.6 billion for the year ended December 31, 2014. Operating loss in 2015 was negatively impacted by the decrease in seaborne iron ore and coking coal market prices noted above and included impairment charges of $3.4 billion, including $854 million with respect to the Mining segment goodwill and $2.5 billion related to tangible and intangible assets in respect of iron ore mining operations at ArcelorMittal Liberia ($1,426 million), Las Truchas in Mexico ($220 million), ArcelorMittal Serra Azul in Brazil ($176 million) and coal mining operations  at ArcelorMittal Princeton in the United States ($684 million). These impairments were mainly due to the downward revision of cash flow projections relating to the expected persistence of a lower raw material price outlook. In addition to such impairment charges, operating performance in 2015 compared to 2014 reflected lower seaborne iron ore market prices, offset in part by operating cost improvement.

Iron ore marketable volume for the year ended December 31, 2015 was 40.3 million tonnes, an increase of 1.4% compared to the year ended December 31, 2014. Coal marketable volume for the year ended December 31, 2015 was lower at 2.8 million tonnes, a decrease of 28.5% compared to the year ended December 31, 2014.

Operating income for the Mining segment for the year ended December 31, 2014 was $0.6 billion, compared to operating income of $1.2 billion for the year ended December 31, 2013. Operating income for the year ended December 31, 2014 was positively impacted by a $79 million gain on disposal of Kuzbass coal mines in Russia and by higher marketable iron ore shipments, offset by negative impacts for the decrease in seaborne iron ore market prices noted above and an impairment charge of $63 million relating to the Volcan iron ore mine in Mexico due to a short residual life of the mine. Iron ore marketable volume for the year ended December 31, 2014 was 39.8 million tonnes, compared to 35.1 million tonnes for the year ended December 31, 2013. Coal marketable volume for the year ended December 31, 2014 was lower at 3.9 million tonnes, compared to 4.8 million tonnes for the year ended December 31, 2013.  Operating income for the segment amounted to $0.1 billion for the second half of 2014, compared to $0.5 billion in the first half of 2014. Operating income for the second half of 2014 was negatively affected by the decrease in iron ore reference prices to $82.4 per tonne in the second half, as compared to $111.5 per tonne in the first half of the year and the above-mentioned impairment charges.

Production

ArcelorMittal had own iron ore production of 62.8 million tonnes for the year ended December 31, 2015, a decrease of 1.7% compared to the year ended December 31, 2014. The decrease in iron ore production was primarily due to lower production in Kazakhstan, Brazil, Mexico and Liberia offset by increases due to higher production at the Company’s Canadian operations.

ArcelorMittal had own coking coal production of 6.1 million tonnes for the year ended December 31, 2015, a decrease of 12.4% compared to the year ended December 31, 2014. The decrease in coal production was primarily due to lower production at both U.S. and Kazakhstan operations as well as the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

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

Income or loss from investments in associates, joint ventures and other investments

ArcelorMittal recorded a loss of $502 million from investments in associates, joint ventures and other investments for the year ended December 31, 2015, as compared with a loss of $172 million for the year ended December 31, 2014. The loss for the year ended December 31, 2015 included an impairment charge of $283 million related to the Company’s 50% interest in the joint venture  Kalagadi Manganese (Propriety) Ltd engaged in the development of  the Kalagadi manganese ore deposits in South Africa as a result of a downward revision of cash flow projections following an expected persistence of lower manganese prices. It also included an impairment charge of $138 million with respect to the Company’s Indian investee, of which $69 million on the carrying value of the investment and $69 million on related loans, respectively, as a result of a downward revision of cash flow projections and a $101 million impairment charge related to the decrease in market value of the Company’s 12.08% interest in Erdemir (Turkey). These losses were partially offset by income generated from the share swap agreement with respect to Gerdau, Brazil entered into on July 14, 2015, as part of which ArcelorMittal received preferred shares of Gerdau and cash consideration of $28 million in exchange for unlisted Gerdau shares, resulting in a gain of $55 million.

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

Net financing costs were lower for the year ended December 31, 2015, at $2.9 billion, a 15.5% decrease compared to the year ended December 31, 2014. Net financing costs were higher for the year ended December 31, 2014, at $3.4 billion, as compared with $3.1 billion for the year ended December 31, 2013.

Net interest expense (interest expense less interest income) was $1.3 billion for the year ended December 31, 2015, a decrease of 13% compared to the year ended December 31, 2014 due to lower average cost resulting from debt repaid and raised during the year, despite the increased interest costs following the ratings downgrades that occurred during 2015.

Net interest expense was $1.5 billion for the year ended December 31, 2014 as compared to $1.8 billion for the year ended December 31, 2013. Interest expense was slightly lower for the year ended December 31, 2014 at $1.6 billion, compared to interest expense of $1.9 billion for the year ended December 31, 2013, primarily due to the positive effect of lower debt following the repayment of convertible bonds in April and May and bonds in October 2014 and lower cost of debt. Interest income for the year ended December 31, 2014 amounted to $0.1 billion, compared to $0.1 billion for the year ended December 31, 2013.

Foreign exchange losses increased to $0.7 billion for the year ended December 31, 2015, an increase of 12.4% compared to $0.6 billion the year ended December 31, 2014, primarily due to an appreciation of the USD against the euro. This foreign exchange loss primarily relates to the impact of the USD appreciation of an additional 10% against the euro (12% appreciation for the year ended December 31, 2014), a 32% appreciation against the Brazilian real (12% appreciation for the year ended December 31, 2014) and a 46% devaluation of the Kazakhstani tenge.

Other net financing costs (including expenses related to True Sale of Receivables, bank fees, interest on pensions and fair value adjustments of convertible bonds and derivative instruments) were $0.9 billion for the year ended December 31, 2015, as compared to $1.3 billion for the year ended December 31, 2014, and included an expense of $79 million relating to the extension of the mandatory convertible bond. The reduction in the loss was mainly due to the change in the accretion of defined benefit obligations and other long term liabilities for $0.2 billion.

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

Income tax expense (benefit)

ArcelorMittal recorded a consolidated income tax expense of $0.9 billion for the year ended December 31, 2015, as compared to $0.5 billion for the year ended December 31, 2014, due to impairments of deferred tax assets stemming from lower future taxable results forecasts in some jurisdictions. For additional information related to ArcelorMittal’s income taxes, see note 9 to ArcelorMittal’s consolidated financial statements.

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

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2015, 2014 and 2013 are as set forth below:

	2015		2014		2013
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	(863)	35.00%	(352)	35.00%	(120)	35.00%
Argentina	50	35.00%	59	35.00%	52	35.00%
France	(32)	34.43%	18	34.43%	(224)	34.43%
Brazil	(48)	34.00%	141	34.00%	94	34.00%
Belgium	64	33.99%	(10)	33.99%	(208)	33.99%
Germany	(43)	30.30%	(82)	30.30%	(138)	30.30%
Spain	(146)	25.00%	(78)	25.00%	(218)	30.00%
Luxembourg	(613)	29.22%	(228)	29.22%	203	29.22%
Mexico	(55)	30.00%	9	30.00%	(93)	30.00%
South Africa	(199)	28.00%	(23)	28.00%	(57)	28.00%
Canada	247	26.90%	298	26.90%	240	26.90%
Algeria	-	23.00%	-	25.00%	(26)	25.00%
Russia	(1)	20.00%	(18)	20.00%	(14)	20.00%
Kazakhstan	(48)	20.00%	(4)	20.00%	(24)	20.00%
Czech Republic	9	19.00%	38	19.00%	(7)	19.00%
Poland	23	19.00%	25	19.00%	(8)	19.00%
Romania	(10)	16.00%	(12)	16.00%	(29)	16.00%
Ukraine	11	18.00%	23	18.00%	(32)	16.00%
Trinidad & Tobago	(83)	25.00%	(11)	25.00%	(11)	25.00%
Liberia	(388)	25.00%	(30)	25.00%	(14)	25.00%
United Kingdom	17	20.00%	55	20.00%	17	20.00%
Others	(38)		35		26
Total	(2,146)		(147)		(591)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-controlling interests

Net loss attributable to non-controlling interests was $477 million for the year ended December 31, 2015, as compared with net income attributable to non-controlling interests of $112 million for the year ended December 31, 2014. Net loss attributable to non-controlling interests for 2015 was primarily related to losses generated by ArcelorMittal South Africa and Liberia resulting from the impairments of the assets described above.

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

Net loss attributable to equity holders of the parent

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2015 amounted to $7.9 billion compared to net loss attributable to equity holders of $1.1 billion for the year ended December 31, 2014 and $2.5 billion for the year ended December 31, 2013, for the reasons discussed above.

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

As of December 31, 2015, ArcelorMittal’s cash and cash equivalents, including restricted cash, amounted to $4.1 billion as compared to $4.0 billion as of December 31, 2014. In addition, ArcelorMittal had available borrowing capacity of $6.0 billion under its $6.0 billion revolving credit facility as of December 31, 2015 and 2014.

As of December 31, 2015, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $19.8 billion, compared to $19.8 billion (excluding $0.1 billion debt classified as held for sale) as of December 31, 2014.

Net debt (defined as long-term debt plus short-term debt, less cash and cash equivalents and restricted cash) was $15.7 billion as of December 31, 2015, essentially stable compared to $15.8 billion at December 31, 2014. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2015 was 57% as compared to 35% at December 31, 2014. The Company expects gearing to decrease in 2016 as a result of the planned capital increase and the sale of 35% of its stake in Gestamp, each announced on February 5, 2016, see “Item 4.A—Information on the Company—History and development of the Company—Recent developments.”

The margin applicable to ArcelorMittal’s principal credit facilities ($6 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. In a context of low steel prices and challenging industry conditions, on February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating and, on December 18, 2015, it placed ArcelorMittal on negative outlook. On November 12, 2015, Moody’s further downgraded ArcelorMittal and placed it on negative outlook. On November 16, 2015, while Fitch affirmed its credit rating of ArcelorMittal, it lowered its outlook to negative. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the February 2015 downgrade resulted in an increase in interest paid of $28 million in 2015. The November 2015 downgrade will similarly result in increased interest expense.

ArcelorMittal’s $6 billion revolving credit facility, which incorporates a first tranche of $2.5 billion maturing on April 30, 2018, and a second tranche of $3.5 billion maturing on April 30, 2020, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also requires compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the

“Leverage ratio”. ArcelorMittal’s principle credit facilities set this ratio to 4.25 to 1, whereas one facility has a ratio of 4.0 to 1. As of December 31, 2015, the Company was in compliance with both ratios.

Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2015 and December 31, 2014.

As of December 31, 2015, ArcelorMittal had guaranteed approximately $0.2 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2015.

		Repayment amounts per year (in billions of $)
	Type of indebtedness as of December 31, 2015		2016	2017	2018	2019	2020	>2020	Total
	Bonds		1.1	2.5	2.5	2.3	2.4	6.9	17.7
	Long-term revolving credit lines	0.025	-	-	-	-	-	-	-
	- $2.5 billion tranche of $6 billion revolving credit facility	1	-	-	-	-	-	-	-
	- $3.5 billion tranche of $6 billion revolving credit facility	1	-	-	-	-	-	-	-
	Commercial paper[1]		0.1	-	-	-	-	-	0.1
	Other loans		1.1	0.2	0.1	0.2	0.1	0.3	2.0
	Total gross debt		2.3	2.7	2.6	2.5	2.5	7.2	19.8

1	Commercial paper is expected to continue to be rolled over in the normal course of business.

The following table summarizes the amount of credit available as of December 31, 2015, under ArcelorMittal’s $6 billion revolving credit facility:

Credit lines available	Facility amount	Drawn	Available
$2.5 billion tranche of $6 billion revolving credit facility	$2.5	-	$2.5
$3.5 billion tranche of $6 billion revolving credit facility	$3.5	-	$3.5
Total committed lines	$6.0	-	$6.0

The average debt maturity of the Company was 6.2 years as of December 31, 2015, as compared to 6.3 years as of December 31, 2014.

Further information regarding ArcelorMittal’s outstanding long-term indebtedness as of December 31, 2015, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in note 6 to the consolidated financial statements.

Principal credit facilities

On April 30, 2015, ArcelorMittal signed a $6 billion revolving credit facility which incorporates a first tranche of $2.5 billion maturing on April 30, 2018 and a second tranche of $3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the $2.4 billion revolving credit facility agreement dated May 6, 2010 and the $3.6 billion revolving credit facility agreement dated March 18, 2011. As of December 31, 2015, the $6 billion revolving credit facility remains fully available.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on September 30, 2016. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility.

2015 capital markets transactions

On October 22, 2015, the Company redeemed its $500 million 3.75% Unsecured notes due March 1, 2016, prior to their scheduled maturity for a total amount of $511 million, including premium and accrued interest.

On July 3, 2015, ArcelorMittal completed the offering of CHF 225 million 2.5% Notes due July 3, 2020, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used to repay or prepay existing indebtedness.

On July 2, 2015, the Company redeemed its $1 billion 3.75% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of $1,022 million, including premium and accrued interest.

On June 1, 2015, ArcelorMittal completed the offering of $500 million 5.125% Notes due June 1, 2020, and $500 million 6.125% Notes due June 1, 2025, issued under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission (including a prospectus). The proceeds of the issuance were used to repay existing indebtedness, in particular the early redemption of bonds maturing in August 2015.

On April 9, 2015, ArcelorMittal completed the offering of €400 million Floating Rate Notes due April 9, 2018, and €500 million 3.00% Notes due April 9, 2021, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On March 20, 2015, ArcelorMittal increased the size of its wholesale Euro Medium Term Notes Programme to €6 billion.

On January 14, 2015, ArcelorMittal completed the offering of €750 million 3.125% Notes due January 14, 2022. The Notes were issued under ArcelorMittal’s €3 billion wholesale Euro Medium Term Notes Programme.

Mandatory convertible bond

On November 23, 2015, the Company announced the extension of the conversion date for the $1 billion privately placed mandatory convertible bond (the “MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on November 20, 2015. The mandatory conversion date of the bond has been extended to January 31, 2018. The other main features of the MCB remain unchanged. The bond was privately placed with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuances are invested.

Other loans and facilities

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015. As of December 31, 2015, the facilities, totalling approximately $0.8 billion, remain fully available.

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

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,254 million as of December 31, 2015. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,580 million and $5,015 million, as of December 31, 2015 and 2014, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2015, 2014 and 2013 was $33.1 billion, $37.8 billion and $35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013 were $116 million, $150 million and $172 million, respectively.

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

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share. The dividend was approved by the shareholders at the annual general meeting of shareholders held on May 5, 2015, and the dividend was paid in full on June 15, 2015.

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal is subject to shareholder approval at the annual general meeting to be held on May 4, 2016. The Company has indicated that a dividend will not be proposed until its leverage has further improved from what it will be following the proposed $3.0 billion rights offering and sale of Gestamp.

ArcelorMittal held 8,581,090 shares in treasury as of December 31, 2015, as compared to 11,018,413 shares as of December 31, 2014. As of December 31, 2015, the number of shares held by the Company in treasury represented approximately 0.52% of the Company’s total issued share capital.

Pension/OPEB liabilities

The defined benefit liabilities for employee benefits decreased by $0.8 billion, from $9.9 billion as of December 31, 2014 to $9.1 billion as of December 31, 2015. The main effects for ArcelorMittal are related to the appreciation of the U.S. Dollar against the major currencies (mainly EUR and CAD) and the change in financial assumptions such as the increase of discount rates used to calculate the pension, other post-employment benefits (“OPEB”) and early retirement obligations. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 7.2 to the consolidated financial statements.

Sources and uses of cash

Years ended December 31, 2015, 2014 and 2013

The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2015	2014	2013
Net cash provided by operating activities	2,151	3,870	4,296
Net cash used in investing activities	(2,170)	(3,077)	(2,877)
Net cash (used in) provided by financing activities	395	(2,750)	241

Net cash provided by operating activities

For the year ended December 31, 2015, net cash provided by operating activities decreased to $2.2 billion, as compared with $3.9 billion for the year ended December 31, 2014, mainly due to lower operating working capital release. As a result of stable operating working capital with rotation days remaining fairly constant at 50 for the year ended December 31, 2015 and 51 for the year ended December 31, 2014, net cash provided by operating activities for the year ended December 31, 2015 included a marginal increase of $31 million in working capital (consisting of inventories plus trade accounts receivable less trade accounts payable), including a $0.3 billion decrease in accounts receivable and $0.9 billion decrease in inventories, partially offset by a decrease in trade payables of $1.3 billion.

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

Net cash used in investing activities

Net cash used in investing activities was $2.2 billion for the year ended December 31, 2015 as compared to $3.1 billion for the year ended December 31, 2014. This decrease is mainly related to a decrease in capital expenditures which amounted to $2.7 billion for the year ended December 31, 2015 as compared to $3.7 billion for the year ended December 31, 2014. Net inflows from other investing activities amounted to $0.5 billion including an inflow of  $0.2 billion for the sale of tangible assets (including the Liberté building), $0.1 billion from the exercise of the fourth put option on Hunan Valin shares and $0.1 billion for cash collateral received. In 2015, capital expenditure of $2.7 billion included $2.2 billion related to non-growth projects (including health and safety investments) and $0.5 billion dedicated to growth projects mainly in Mining. ArcelorMittal’s major capital expenditures in the year ended December 31, 2015 included the following major projects: wire rod production expansion in Monlevade; the construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco rebar;  the meltshop expansion in Juiz de Fora; the HRM extension and HDG increase at ArcelorMittal Krawkow; construction of a new rolling mill in Acindar and the expansion project in Liberia. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects” for a summary of these and other projects.

Net cash used in investing activities was $3.1 billion for the year ended December 31, 2014 as compared to $2.9 billion for the year ended December 31, 2013. This increase is mainly related to capital expenditure which amounted to $3.7 billion for the year ended December 31, 2014 as compared to $3.5 billion for the year ended December 31, 2013. Capital expenditures in 2014 were mainly related to blast furnace relining in South Africa, Ukraine, Kazakhstan and the US. Net inflows from other investing activities amounted to $0.6 billion, including an inflow of  $0.6 billion relating to various disposals ($144 million from the sale of the Company’s 78% stake in ATIC, preliminary proceeds of $39 million for the sale of the steel cord business, $49 million relating to the sale of Circuit

Foil and $389 million related to proceeds from the sale of the Company’s 50% interest in Gallatin) and $133 million of proceeds from the exercise of the second and third put option in Hunan Valin shares (cash proceeds from the fourth put option were received in the first quarter of 2015). In addition, net inflows from other investing included an outflow of $258 million relating to the acquisition of a 50% interest in Calvert. In 2014, capital expenditure of $3.7 billion included $2.8 billion related to maintenance (including health and safety investments) and $0.9 billion dedicated to growth projects mainly in Mining. ArcelorMittal’s major capital expenditures in the year ended December 31, 2014 included the following major projects: Liberia greenfield mining project; capacity expansion in finished products, wire rod production expansion in Monlevade; rebar and meltshop expansion in Juiz de Fora; construction of a new rolling mill in Acindar and construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco. In 2013, capital expenditure of $3.5 billion included $2.4 billion related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining.

In 2016, capital expenditure is expected to be approximately $2.4 billion. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

Net cash (used in) provided by financing activities

Net cash provided by financing activities was $0.4 billion for the year ended December 31, 2015, as compared to net cash used in financing activities of $2.8 billion in 2014. The decrease in cash used in financing activities was primarily due to $3.8 billion in proceeds from the issuance of short and long-term debt partly offset by payments of $3.0 billion for short and long-term debt. Proceeds included receipts from the issuance of debenture loans amounting to $2.6 billion, including $2.1 billion related to the issuance of Notes under  the Company’s Euro Medium Term Notes Programme (€750 million 3.125% Notes due January 14, 2022, €400 million Floating Rate Notes due April 9, 2018, €500 million 3.00% Notes due April 9, 2021 and CHF 225 million 2.5% Notes due July 3, 2020) and $1 billion in proceeds from the issuance of $500 million 5.125% Notes due June 1, 2020 and $500 million 6.125% Notes due June 1, 2025. Payments mainly include the repayment of a $1.0 billion loan with a financial institution and the redemption of the Company’s $1 billion 3.75% Unsecured Notes due August 5, 2015, and its $500 million 3.75% notes due March 1, 2016, prior to their scheduled maturity.

Dividends paid during the year ended December 31, 2015 were $0.4 billion, including $331 million paid to ArcelorMittal shareholders and $85 million paid to non-controlling shareholders in subsidiaries.

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

Equity

Equity attributable to the equity holders of the parent decreased to $25.3 billion at December 31, 2015, as compared to $42.1 billion at December 31, 2014, primarily due to a $8.2 billion decrease in the foreign exchange translation reserve as a result of the depreciation of most currencies against the U.S. dollar, $0.1 billion of recognized actuarial losses, a $0.3 billion decrease in the revaluation reserve on derivative instruments and available-for-sale securities, the net loss attributable to the equity holders of the parent of  $7.9 billion and dividend payments of $0.3 billion. See note 10 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2015.

Equity attributable to the equity holders of the parent decreased to $42.1 billion at December 31, 2014, as compared to $49.8 billion at December 31, 2013, primarily due to a $4.7 billion decrease in the foreign exchange translation reserve as a result of the depreciation of most currencies against the U.S. dollar, $1.4 billion of recognized actuarial losses, the redemption of subordinated perpetual capital securities for $0.7 billion, the net loss attributable to the equity holders of the parent of  $1.1 billion and dividend payments of $0.3 billion.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in 2013, 2014 and 2015 amounted to $270 million, $259 million and $227 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and financial review and prospects—Key factors affecting results of operations”.

Outlook

According to ArcelorMittal’s estimates, global ASC declined by 2.2% in 2015 as compared to 2014. ArcelorMittal expects stabilization in 2016. By region: Driven by a significant destock, ASC in the U.S. declined by 9.6% in 2015. However, underlying demand continues to expand and due to the expected absence of a further destock in 2016, ArcelorMittal expects ASC in the US to grow by +3% to 4% above 2015 levels, despite an expected further decline in Oil Country Tubular Goods demand. ArcelorMittal expects the pick-up in underlying European demand to continue but apparent demand is expected to be modest at +0% to +1% in 2016 (versus growth of 3.4% in 2015) as the high level of imports in the fourth quarter of 2015 have raised inventory levels particularly in Southern Europe. Despite declining 15.6% in 2015, Brazil ASC is expected to decline further, albeit slower at -6% to -7% in 2016 as the economy remains mired in recession. With the ongoing recession in Russia impacted by weak oil prices, CIS demand is expected to decline -5% to -6% (versus a decline of 8.0% in 2015). In China, we expect ongoing weakness in the real estate sector to have a negative impact, and expect steel demand decline of around -1% (from -4.3% decline in 2015).

Despite an expected difficult start to 2016, due to order book and the time lag required for lower raw material costs to positively impact cost of sales, a combination of Company actions and known developments is expected to support operating performance in the full-year 2016, at prevailing raw material costs and spot steel spreads.

The Company also targets a reduction of its cash requirements in 2016 in excess of $1 billion as compared to 2015, through lower capital expenditures (full-year 2016 capital expenditure is expected to be approximately $2.4 billion as compared to $2.7 billion in full-year 2015), lower interest expenses (full-year 2016 net interest expenses are expected to be lower at approximately $1.1 billion as compared to $1.3 billion in full-year 2015, due to net debt reductions and lower cash payments for interest following the maturity of the Mandatorily Convertible Notes in January 2016); no dividend in respect of the 2015 financial year; and lower cash payments in respect of taxes.

These actions and developments are intended to enable the Company to reduce net debt and maintain strong liquidity.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations. ArcelorMittal has various purchase commitments and long-term obligations described below under “—F. Tabular disclosure of contractual obligations” and in note 8.3 to ArcelorMittal’s consolidated financial statements.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2015, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2015, various long-term obligations that will become due in 2016 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2015, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations—scheduled repayments—note 6.1.2 to the consolidated financial statements	19,786	2,308	5,270	4,963	7,245
Operating Lease Obligations—note 8.3 to the consolidated financial statements	1,446	279	454	309	404
Environmental Commitments and asset retirement obligations—note 8.1 and note 8.2 to the consolidated financial statements[1]	994	61	210	98	625
Purchase Obligations—note 8.3 to the consolidated financial statements	20,059	5,837	6,078	3,770	4,374
Funding Contribution to the pension and post-employment plans [2]	577	577
Scheduled interest payments	8,854	1,274	1,951	1,310	4,319
Other Long-Term Liabilities	255	-	67	68	120
Acquisition/Investment Commitments—note 8.1 to the consolidated financial statements	280	167	113	-	-
Total	52,251	10,503	14,143	10,518	17,087

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2015. Also included are liabilities related to environmental matters, which are further discussed in notes 8.1and 8.2 to the consolidated financial statements. For further details on commitments, please refer to note 8.3 to the consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and Financial Review and Prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 12 - member Board of Directors. The Board’s Audit & Risk Committee and Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) are each comprised exclusively of independent directors.

The annual general meeting of shareholders on May 5, 2015 acknowledged the expiration of the terms of office of Mr. Narayanan Vaghul, Mr. Wilbur Ross and Mr. Tye Burt.

At the same meeting, the shareholders re-elected Mr. Narayanan Vaghul, Mr. Wilbur Ross and Mr. Tye Burt for a new term of three years each. The shareholders also elected Mrs. Karyn Ovelmen for a three-year term.

The Board of Directors is composed of 12 directors, of which 11 are non-executive directors and eight are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.

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

The members of the Board of Directors are set out below:

	Name	Age[4]	Date of joining the Board[5]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	65	May 1997	May 2017	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 1 2 3	73	April 2005	May 2017	Lead Independent Director
	Vanisha Mittal Bhatia	35	December 2004	May 2016	Director
	Narayanan Vaghul1 3	79	July 1997	May 2018	Director
	Wilbur L. Ross1 3	78	April 2005	May 2018	Director
	Jeannot Krecké	65	January 2010	May 2016	Director
	Antoine Spillmann2 3	52	October 2006	May 2017	Director
	Suzanne P. Nimocks2 3	56	January 2011	May 2016	Director
	Bruno Lafont1 3	59	May 2011	May 2017	Director
	Tye Burt2 3	58	May 2012	May 2018	Director
	Michel Wurth	61	May 2014	May 2017	Director
	Karyn Ovelmen1 3	52	May 2015	May 2018	Director

1	Member of the Audit & Risk Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Non-executive and independent director.
4	Age as of December 31, 2015.
5	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

Henk Scheffer is the Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Lakshmi N Mittal, 65, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and Airbus N.V (previously EADS NV). He is a member of the Foreign Investment Council in Kazakhstan, the World Economic Forum’s International Business Council and the World Steel Association’s Executive Committee. He also sits on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s steel producer at the time. In 2006, he orchestrated Mittal Steel and Arcelor’s merger to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia. Mr. Mittal is a citizen of India.

Lewis B. Kaden, 73, Lead Independent Director of ArcelorMittal, member of the Audit & Risk Committee and chairman of the Appointments, Remuneration and Corporate Governance Committee. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently Senior Adviser of TGG Group, the John Harvey Gregory Lecturer on World Organization at Harvard University. Mr. Kaden was Vice Chairman of Citigroup between 2005 and 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and of the Trilateral Commission being a moderator of the Business-Labor Dialogue. He is a Senior Fellow of the Moussavar - Rahmani Center on Business and Government at the Harvard Kennedy School of Government and Senior Fellow of the Program on Corporate Governance and the Center on the Legal Profession at Harvard Law School. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 35, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked on the Procurement department.  She joined Aperam in April 2011 and is the Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. She is also the daughter of Mr. Lakshmi N. Mittal. Mrs. Mittal Bhatia is a citizen of India.

Narayanan Vaghul, 79, is non-executive and independent Director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. He has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University and a Board member of Mahindra & Mahindra. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 78, is a non-executive and independent Director of ArcelorMittal and a member of the Audit & Risk Committee He is also the Chairman of WL Ross Holding Corporation which is listed on NASDAQ. He is Vice Chairman of the Bank of Cyprus which is listed on the Cyprus and Athens Stock Exchanges and is a Director of Sun Bancorp (an “Over the Counter” - OTC entity), and of Exco, which is listed on the New York Stock Exchange. Mr. Ross has a number of non-profit affiliations. He is on the Board of the Yale School of Management and the Harvard Business School Dean's Advisory Board. Mr. Ross is Chairman of the Japan Society and of the Economic Studies Council of the Brookings Institution, of which he is also a Trustee. He is the President of the American Friends of the Magritte Museum and a member of the International Council of the Musée des Arts Décoratifs. He also is a Trustee of the Palm Beach Retirement Funds, the Palm Beach Preservation Foundation and the Palm Beach Civic Association. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 65, is a non-executive and non-independent Director of ArcelorMittal. He started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled in various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration as well as in the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services. He is a member of the boards of JSFC Sistema, of East West United Bank, of China Construction Bank Europe, of Calzedonia Finanziara S.A., Jan De Nul S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 52, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. He is the CEO and executive partner at the firm Bruellan Wealth Management; one of Switzerland’s leading independent asset management companies based in Geneva, Switzerland. He spends most of his time defending the rights of shareholders and investors in quoted companies in Switzerland. He served for 5 years as vice-president of the Swiss association of asset managers. Mr. Spillmann is also a non-independent board member of Bondpartners SA (“BPL”), Lechanche SA. BPL is a Swiss financial services company founded in 1972, authorized under the law to trade securities and controlled by the Swiss Financial Market Supervisory Authority (FINMA). BPL is also a member of the Swiss Bankers Association, member of the International Capital Market Association and associated member of the Swiss Stock Exchange. Leclanché is a 100 year old Swiss company that develops and produces energy storage systems using large-format lithium-ion-cells. The firm is quoted on the SIX Stock Exchange. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a citizen of Switzerland.

Suzanne P. Nimocks, 56, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation, Rowan Companies Plc, and Owens Corning, all listed companies. Encana is a major natural gas exploration and production company, Rowan Companies provides drilling services for the oil and gas industry and Owens Corning is a manufacturer of building products. In the non-profit sector, she chairs the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital. Mrs. Nimocks is a citizen of the United States of America.

Bruno Lafont, 59, is a non-executive and independent Director of ArcelorMittal and a member of the Audit & Risk Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer in January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007.  In July 2015, Bruno Lafont was appointed co-Chairman of the Board of Directors of LafargeHolcim and Honorary Chairman of Lafarge. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the ERT (European Roundtable of Industrialists) and the Sustainable Development Commission of the MEDEF (Mouvement des Entreprises de France), the French Employers Association. He is a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) and a Board member of the AFEP (French large companies association). He is also a Special Adviser to the Mayor of Chongqing (China) and a Board Member of EDF. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 58, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chairman of Urthecast Corp., a small Canadian TSX-listed company in the aerospace technology business. The Company is focused on the business of streaming color images of the Earth from the International Space Station. He is also the Chair and Principal at Carbon Arc Capital Investments Corp. and the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Michel Wurth, 61,   is a non-independent Director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide, respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Michel Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Michel Wurth has served as Chairman of the Luxembourg Chamber of Commerce since 2004. He is also non-executive Chairman of Paul Wurth S.A. and of BIP Investment Partners and non-executive Director of BGL BNP Paribas S.A., of SMS Group and of Brasserie Nationale. Paul Wurth S.A. is controlled by SMS Group, a leading equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners is a Luxembourg based company, mainly invested in private equity, BGL BNP Paribas is a Luxembourg bank, majority owned BNP of France and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is a citizen of Luxembourg.

Karyn Ovelmen, 52, is a non-executive and an independent Director of ArcelorMittal and a member of the Audit & Risk Committee. She is the Executive Vice President and Chief Financial Officer of Flowserve, a leading provider of flow control products and services for the global infrastructure market, a position that she has held since June 2015. Most recently she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA") of AICPA. Mrs. Ovelmen is a citizen of the United States of America.

Senior management

On December 16, 2015, ArcelorMittal announced that Mr. Lou Schorsch will retire from the Company, effective end of February 2016.

The Company also announced that it would take the opportunity to simplify its management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results.  As a result the GMB, which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced, effective January 1, 2016, with a more flexible structure. The CEO office - comprising the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal will be defined as ArcelorMittal’s senior management in 2016, in replacement of the GMB.

As of December 31, 2015, ArcelorMittal’s senior executive management was comprised of the members of the Group Management Board (“GMB”). The GMB had responsibility for, and its remuneration was tied to, the day-to-day management of the business of ArcelorMittal on a global basis. The GMB was defined as ArcelorMittal’s senior management.

The GMB comprised the following members:

	Name	Age[1]	Position
	Lakshmi N. Mittal	65	Chairman and Chief Executive Officer of ArcelorMittal with additional responsibility for Mining
	Davinder Chugh	59	Chief Executive Officer of ArcelorMittal Africa and CIS, responsible for Algeria, Kazakhstan, South Africa and Ukraine
	Aditya Mittal	39	Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
	Lou Schorsch	66	Chief Executive Officer of ArcelorMittal Americas, with additional responsibility for corporate activities (Strategy, Technology, R&D, Global Automotive and Commercial co-ordination)

1	Age as of December 31, 2015.

Lakshmi N. Mittal (See “–Board of Directors”).

Davinder Chugh, 59, is CEO of ArcelorMittal Africa and CIS, member of the GMB responsible for Kazakhstan, South Africa and Ukraine. He has over three decades of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services since 2013. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the CEO of Mittal Steel South Africa until 2006. Mr. Chugh worked in South Africa from 2002 following the acquisition of Mittal Steel South Africa (ISCOR) and was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Between 1995, when he joined Mittal Steel and 1999, he worked as general manager (purchasing) of Hamburg Steel Works and as general manager (purchasing) of Mittal Steel Germany. Prior to joining Mittal Steel, he held senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA.  Mr. Chugh is a citizen of India and as of November 2013 Mr. Chugh became a citizen of United Kingdom.

Aditya Mittal, 39,  Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonnes plus steel company. In 2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a Young Global Leader of the World Economic Forum, a Board member at the Wharton School and a Board member at Iconiq Capital. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Lou Schorsch, 66, was elected to the GMB in May 2011. Prior to this appointment he had been President and Chief Executive Officer of Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become CEO of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Mr. Schorsch is a citizen of the United States of America.

B.    Compensation

Board of Directors

Directors’ fees

The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 5, 2015 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive Directors for the 2014 financial year, based on the following annual fees:

•         Basic director’s remuneration: €144,000 ($174,830);

•         Lead Independent Director’s remuneration: €204,000 ($247,676);

•         Additional remuneration for the Chair of the Audit & Risk Committee: €28,000 ($33,995);

•         Additional remuneration for the other Audit & Risk Committee members: €17,000 ($20,640);

•         Additional remuneration for the Chairs of the other committees: €16,000 ($19,426); and

•         Additional remuneration for the members of the other committees: €11,000 ($13,355).

The total annual remuneration of the members of the Board of Directors paid in 2014 and 2015 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except Long-term incentives information)	2015	2014
	Base salary[1]	$1,746	$1,852
	Director fees	$1,856	$2,153
	Short-term performance-related bonus[1]	$1,910	$1,916
	Long-term incentives [2]	179,320	128,758

1	Chairman and Chief Executive Officer only. Slight differences between the years are possible, due to foreign currency effects.
2	PSUs were granted in 2014 and 2015; see “Item 6.B—Directors, senior management and employees—Compensation—Remuneration framework—Long-term incentives: Equity based incentives (Share Unit Plans)”

The annual remuneration paid for 2014 and 2015 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2015	2014	2015	2014
	(Amounts in $ thousands except share information)	2015[1]	2014[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of PSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	1,746	1,852	1,910	1,916	179,320	128,758
	Vanisha Mittal Bhatia	160	185	—	—	—	—
	Narayanan Vaghul	204	235	—	—	—	—
	Suzanne P. Nimocks	184	213	—	—	—	—
	Wilbur L. Ross, Jr.	180	207	—	—	—	—
	Lewis B. Kaden	244	281	—	—	—	—
	Bruno Lafont	180	207	—	—	—	—
	Tye Burt	173	199	—	—	—	—
	Antoine Spillmann	198	228	—	—	—	—
	HRH Prince Guillaume de Luxembourg	—	199
	Jeannot Krecké	173	199	—		—
	Michel Wurth	160	—	—	—	—	—
	Total	3,602	4,005	1,910	1,916	179,320	128,758

1

Remuneration for non-executive Directors with respect to 2014 (paid after shareholder approval at the annual general meeting held on May 5, 2015) is included in the 2014 column. Remuneration for non-executive Directors with respect to 2015 (subject to shareholder approval at the annual general meeting to be held on May 4, 2016) will be paid in 2016 and is included in the 2015 column. Slight differences between the years are possible, due to foreign currency effects.

As of December 31, 2015, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and Chief Executive Officer, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted to the Chairman and Chief Executive Officer, who is the sole executive director on the Board of Directors, as of December 31, 2015.

		Options granted in 2010	Options granted in 2009	Options granted in 2008	Options granted in 2007	Options granted in 2006	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	56,500	60,000	60,000	60,000	100,000	336,500	$46.04
	Exercise price[1]	$30.66	$36.38	$78.44	$61.09	$32.07	—	$46.04
	Term (in years)	10	10	10	10	10	—	—
	Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	Aug. 2, 2017	Sep. 1, 2016	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		PSUs granted in 2015	PSUs granted in 2014	PSUs granted in 2013
	Lakshmi N. Mittal	179,320	128,758	150,576
	Term (in years)	3	3	3
	Vesting date[1]	June 30, 2018	June 27, 2017	June 28, 2016

1	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration framework—Long-term incentives: Equity based incentives (Share Unit Plans)”, for vesting conditions.

The PSU's granted in 2012 have not given right to receive ArcelorMittal shares at the end of the vesting period (March 2015) as the performance conditions set at the date of the grant have not been met.

Remuneration of senior management

The total remuneration paid in 2015 to members of ArcelorMittal’s senior management listed in “Item 6.A—Directors, senior management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as Chief Executive Officer) was $5.4 million in base salary and other benefits paid in cash (such as health, life insurance, lunch allowances, financial services, gasoline and car allowance) and $4.9 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2014 results.

During 2015, approximately $ 300,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2015, and no such loans or advances were outstanding as of December 31, 2015.

The following table shows the remuneration received by the Chief Executive Officer and the GMB members as determined by the ARCG Committee in relation to 2015 and 2014, including all remuneration components.

			Chief Executive Officer		Other GMB Members
	(Amounts in $ thousands except for Long-term incentives)		2015	2014	2015	2014[5]
	Base salary[1]		1,746	1,852	3,497	7,023
	Retirement benefits		-	-	305	837
	Other benefits[2]		40	41	101	178
	Short-term incentives[3]		1,910	1,916	2,948	6,402
	Long-term incentives	- fair value in $ thousands[4]	1,530	2,169	2,431	12,038
		- number of share units	179,320	128,758	284,985	714,618

1

Base salary for the Chief Executive Officer has been increased by 2% in April 2015. Base salaries for GMB members have been increased by 2.3% in average in April 2015. Slight differences between the years are possible, due to foreign currency effects.

2	Other benefits comprise benefits paid in cash such as health insurance and other insurances, lunch allowances, financial services, gasoline and car allowances.
3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the RSUs/PSUs granted to the Chief Executive Officer and other GMB members was $6.9 million and $7 million for the years ended December 31, 2014 and 2015, respectively.

5	Mr. Michel Wurth is included until his retirement in April 2014.

The Company allocated 2015 remuneration according to the following timeline:

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

2015 Remuneration policy

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

•         review the succession planning and the executive development of the GMB members;

•         submit proposals to the Board on the remuneration of GMB members, and on the appointment of new directors and GMB members;

•         make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the GMB and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/long term incentives, any perquisites and benefits in kind and pension contributions).

The ARCG Committee met 8  times in 2015. Its members comprise Mr. Lewis Kaden (Chairman), Mr. Antoine Spillmann, Ms. Suzanne Nimocks and Mr. Tye Burt. Regular invitees include Mr. Lakshmi N. Mittal (Chief Executive Officer and Chairman) and Mr. Henri Blaffart (Head of Group Human Resources and Corporate Services). Mr. Henk Scheffer (Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARCG Committee. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each ARCG Committee meeting.

2015 Remuneration strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following group of senior management:

•         the Chief Executive Officer; and

•         the other members of the GMB.

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

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options  (prior to May 2011), RSUs and PSUs (after May 2011).

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

The calculation of ArcelorMittal’s 2015 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

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

For the Chief Executive Officer and other members of the GMB, the 2015 bonus formula is based on:

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

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. The achievement of the 2014 Performance Bonus Plan with respect to senior management and paid out in March/April 2015 was as follows:

2014 Measures	% Weighting for Chief Executive Officer and GMB members	Assessment
EBITDA	60%	Incentive attributable to this metric as the assessment was slightly above target
FCF	20%	Incentive attributable to this metric as the assessment was at the ceiling
Health and Safety	20%	Incentive attributable to this metric as the assessment was below threshold

Other benefits

In addition to the remuneration described above, other benefits may be provided to senior management and, in certain cases, other employees. These other benefits can include insurance, housing  (in cases of international transfers), car allowances and tax assistance.

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

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 5, 2015 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2015 annual general shareholders’ meeting to the May 2016 annual general shareholders’ meeting, a maximum of 5,000,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

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

We refer to note 7.3 to the consolidated financial statements for amounts of RSUs granted.

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

We refer to note 7.3 to the consolidated financial statements for amounts of PSUs granted.

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

We refer to note 7.3 to the consolidated financial statements for amounts of  GMB PSUs granted.

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

For further detail on the stock option plan, RSU Plan and PSU plan, including the total number of shares outstanding, fair value, and exercise prices, please see note 7.3 to the consolidated financial statements.

The impact of the organizational changes announced in December 2015 (cross reference to Management) on new grants under ArcelorMittal Equity Incentive Plan and the GMB PSU plan will be determined by ARCG Committee and the Board in course of 2016.

Performance consideration

Remuneration mix

The target total remuneration of the Chief Executive Officer and the GMB is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the Chief Executive Officer and the GMB, are applicable for 2015. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

C.     Board practices/corporate governance

This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2015.

Board of Directors and GMB

ArcelorMittal is governed by a Board of Directors and managed by the GMB. As described in Item 6A above, as of January 1, 2016, the GMB was replaced by the CEO office - comprising the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal – working directly with a team of seven executive officers, who together encompass the key regions and corporate functions. This simplified management structure is in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results based on clear accountability.

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

In 2015, the Board of Directors proposed Mrs. Karyn Ovelmen to serve as a member of the ArcelorMittal Board of Directors, which was approved at the ArcelorMittal annual general shareholders’ meeting held on May 5, 2015.

The Board of Directors is comprised of 12 members, of which 11 are non-executive directors and one is an executive director. The Chief Executive Officer of ArcelorMittal is the sole executive director.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer. Mr. Mittal was re-elected to the Board of Directors for a three-year term by the annual general meeting of shareholders on May 8, 2014.

Eight of the 12 members of the Board of Directors are independent. The non-independent directors are Mr. Lakshmi N. Mittal, Ms. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. A director is considered “independent” if:

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

On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent directors as well as the number of directorships. Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond the 12 years rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution of the Director involved and the balance between the knowledge, skills, experience and need for renewal of the Board.

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

Shareholding requirement for non-executive directors

In consideration of corporate governance trends indicating that a reasonable amount of share ownership helps better align the interests of the directors with those of all shareholders, the Board of Directors adopted on October 30, 2012 share ownership guidelines for non-executive Directors. The directors are required to own 10,000 shares and the Lead Independent Director is required to own 15,000 shares, both within five years of the earlier of (i) the effective date of the share ownership guidelines, i.e. October 30, 2012, or (ii) the date of the appointment of a Director if appointed after October 30, 2012.

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

The Board of Directors held seven meetings in 2015. The average attendance rate of the directors at the Board of Directors’ meetings was 99%.

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

Each Director has one vote and none of the Directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constituted meeting, except for the decisions of the Board of Directors relating to the issue of any financial instruments carrying or potentially carrying a right to equity pursuant to the authorization conferred by article 5.5. of the Articles of

Association, which shall be taken by a majority of two-thirds of the directors present or represented at a validly constituted meeting.

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

Separate meetings of independent directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent Directors. Five meetings of the independent Directors outside the presence of management and non-independent Directors were held in 2015.

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

The 2015 Board of Directors’ self-evaluation is in progress.

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

Diversity

In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board met its goal of increasing the number of women on the Board to at least three by the end of 2015 with the election of Mrs. Karyn Ovelmen in May 2015, based upon a Board of Directors size of 12 members.

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

During the year, non-executive directors participated in the following activities:

•         comprehensive business briefings intended to provide each director with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including GMB members. The briefings provided during the course of 2015 covered health and safety processes, HR, legal, marketing, steel-making, strategy, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•         briefing meetings with Company executives in charge of specific business segments or markets;

•         site visits to plants and R&D centers; and

•         development sessions on specific topics of relevance, such as health and safety, commodity markets, HR, investor relations, accounting, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback.

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

Board of Directors committees

The Board of Directors has two committees:

•         the Audit & Risk Committee, and

•         the Appointments, Remuneration and Corporate Governance Committee.

Audit & Risk Committee

In 2015 the Board decided to combine the Audit Committee with the Risk Management Committee in order to provide their members with a more holistic view of ArcelorMittal’s current governance, risks and control systems.

The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing:

a. the integrity of the financial reports and other financial information provided by the company to any governmental body or the public;

b. the Company’s compliance with legal and regulatory requirements;

c. the registered public accounting firm’s (Independent Auditor) qualifications and independence;

d. the Company’s system of internal control regarding finance, accounting, legal compliance, ethics and risk management that management and the Board have established;

e. the Company’s auditing, accounting and financial reporting processes generally;

f. the identification and management of risks to which the ArcelorMittal group is exposed.

The Audit & Risk Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Audit & Risk Committee comprises four to five members, all of whom must be independent under the company’s corporate governance guidelines, the New York Stock Exchange (NYSE) standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Audit & Risk Committee makes decisions by a simple majority with no member having a casting vote.

At least one member must qualify as an Audit & Risk Committee “financial expert” as defined by the SEC and determined by the Board.

At least one member must qualify as an Audit & Risk Committee “risk management expert” having experience in identifying, assessing, and managing risk exposures of large, complex companies.

The Audit & Risk Committee currently consists of five members: Mr. Narayanan Vaghul (Chairman), Mr. Wilbur L. Ross, Mr. Lewis Kaden, Mr. Bruno Lafont and Mrs. Karyn Ovelmen, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mr. Vaghul.

According to its charter, the Audit & Risk Committee is required to meet at least four times a year. During 2015, the Audit & Risk Committee met four times. The Audit & Risk Committee performs its annual self-evaluation. Its 2015 self-evaluation is in progress.

The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee has been comprised of four directors, each of whom is independent under the New York Stock Exchange standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•         determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the Chief Executive Officer, the Chief Financial Officer and the members of the Management Committee;

•         review and approve succession and contingency plans for key managerial positions at the level of the Management Committee;

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

The four members of the ARCG Committee are Mr. Lewis B. Kaden, Mrs. Suzanne P. Nimocks, Mr. Antoine Spillmann and Mr. Tye Burt, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2015, this committee met eight times.

The ARCG Committee performs its annual self-evaluation. Its 2015 self-evaluation is in progress.

The charter of the ARCG Committee is available from ArcelorMittal upon request.

Succession management

Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the GMB. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure that they are accurate and up to date, leading to at least once yearly a formal review by the GMB, of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

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

In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy and a number of other compliance policies in more specific areas, such as anti-trust, anti-corruption, economic sanctions and insider dealing. In all these areas, specifically targeted groups of employees are required to undergo specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance certification process covering all business segments and entailing reporting to the Audit & Risk Committee.

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourage all employees to bring such issues to the Audit & Risk Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance—Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct are also available in each of the main working languages used within the Group. In recent years ArcelorMittal has implemented local whistleblowing facilities, as needed.

During 2015, there were 175 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints was found to be significant.

Internal assurance

ArcelorMittal has an Internal Assurance function that, through its Head of Internal Assurance, reports to the Audit & Risk Committee. The function is staffed by full-time professional staff located within each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function and their implementation is regularly reviewed by the Audit & Risk Committee.

Independent auditors

The appointment and determination of fees of the independent auditors is the direct responsibility of the Audit & Risk Committee. The Audit & Risk Committee is further responsible for obtaining, at least once each year, a written statement from the independent auditors that their independence has not been impaired. The Audit & Risk Committee has also obtained a confirmation from ArcelorMittal’s principal independent auditors to the effect that none of its former employees are in a position within ArcelorMittal that may impair the principal auditors’ independence.

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

D.    Employees

ArcelorMittal had approximately 209,000 employees as of December 31, 2015.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2015	2014	2013
NAFTA	28,861	31,410	31,100
Brazil	19,816	20,860	20,521
Europe	83,825	86,054	91,571
ACIS	45,291	47,445	50,774
Mining	30,047	34,876	36,775
Other activities	1,564	1,682	1,612
Total	209,404	222,327	232,353

ArcelorMittal employees in various parts of the world are represented by trade unions and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2015. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Group operates with the objective of achieving world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Group. The creation of a joint global health and safety committee is also included in the agreement. This committee consists of representatives of management and the unions and will focus on ArcelorMittal steel and mining activities in order to help them to further improve their health and safety performance. In 2015, this committee met four times and designed a dedicated training program to improve the efficiency of local committees. In addition, several other safety leadership training programs have been rolled out that support the “Journey to Zero”, the scheme aiming to reach the goal of zero fatalities and injuries throughout the Group.

Collective labor agreements (“CLAs”) entered into or renewed in 2015 principally include Brazil, Canada, Mexico, South Africa, Turkey, the USA and most European countries.

ArcelorMittal USA and the United Steelworkers (“USW”) concluded the previous three-year Basic Labor Agreement covering most of the Company’s unionized employees in the United States on September 1, 2015. While a new contract has not been agreed at this time, the Company and the USW are continuing their dialogue, with the Company focusing on creating a competitive cost position and long term sustainability for operations in the United States. Upon ratification, the new contract would be retroactive to September 1, 2015. The negotiations remain ongoing as of the date of this report.

In Canada, unionized employees at Contrecoeur West continue to work under an agreement with the USW that will expire on July 31, 2020. However, the Contrecoeur East and Longueuil contracts expired on January 31, 2016 and a new labor agreement was ratified on February 16, 2016 covering these two facilities. Other current agreements approaching their expiry date include those with employees at Contrecoeur Scrap Recycling Center employees, which will expire March 31, 2016, at Hamilton Wire, which will expire July 31, 2016 and at St-Patrick Wire, which will expire December 31, 2017.

ArcelorMittal Mexico and the 271 Section of the National Miners Union agreed to a new one-year contract effective August 1, 2015. ArcelorMittal Mexico and the 271 Miners Union remain committed to exploring opportunities to improve workforce productivity, efficiency and competitiveness in light of the significant market challenges Mexico faced during 2015.

In Brazil, the steel-making industry has undertaken tough measures to cope with the challenging economic and political environments. While more than 40 production sites have been stopped in the country over the past year, the Company’s operations have sought lower-impact alternatives for employees including collective vacation and negotiation of work schedules matching production levels. Layoffs are only considered where no other option can be used. Furthermore, ArcelorMittal Brasil, together with the unions and the internal commission, agreed to pay profit sharing bonuses in a single installment together with the results bonus in the first quarter of 2016. The internal commission is made up of employees elected by employees and the Company as well as a representative from the unions. Collective bargaining agreements are under negotiation in the Company’s main plants in Monlevade, Juiz de Fora and Piracicaba to address the demands of the Company’s workers to adjust wages to the inflation, which increased to 11% over the last 12 months. In spite of the current economic challenges, which could complicate negotiations, the Company remains committed to engaging with its teams through strengthened social dialogue.

Collective bargaining in Argentina continues to be negatively impacted by high inflation. Negotiations with the national union resulted in a one-year 27.8% wage increase ending March 2016. However, the positive impact of this agreement was partially negated by an increase in employee taxes and further negotiations have taken place in the Company’s facilities to compensate for the increase in employee taxes.

The collective bargaining agreement of ArcelorMittal Point Lisas expired in November 2013. The Company and the Steel Workers Union of Trinidad and Tobago worked throughout 2014 and 2015 to reach a new collective agreement for the period of November 2013 to October 2016. However, the current economic situation of the country and the market situation hampered the process and consequently no such agreement has yet been completed. The Company is currently proposing to make pay increases variable, pegging them to production while keeping the fixed component of the pay increase at a minimum. Inflation rates slowed down in 2015 as compared to 2014 remaining below 6%.

In 2016, the Company will renegotiate three collective bargaining agreements for Venezuelan employees in a very challenging political and socio-economic environment. In 2015, inflation increased significantly in Venezuela to 151.4% and is predicted to reach 150% in 2016. The Company has a different trade union at each of its three plants, and each is a member of a different Workers Socialist Federation. In La Victoria, union elections were held in August 2014 and all 12 previous members were replaced by new ones. The collective agreement expired in September 2015 and negotiations for the period of 2015 to 2017 are currently underway, but are being strongly impacted and impeded by inflation. In the Barquisimeto plant, the union will hold internal elections in March 2016. The collective agreement will expire in February 2016 and they have asked for negotiations to begin in early 2016. The Company’s third and latest collective agreement will expire in October 2016, and negotiations will follow. Throughout this process, the Company remains committed to strong and transparent communication with the unions and its employees.

In response to weak market conditions in Europe since 2011, ArcelorMittal reviewed its footprint and adapted its operations to respond to changing demands and to optimize its costs and capacity utilization. Since then, unions and management signatories have been engaged in constructive social dialogue to better face the challenging economic environment.

In France, a one-year salary agreement covering 2016 has been concluded for two major entities representing half of the Company’s French employees, namely ArcelorMittal Méditerranée and ArcelorMittal Atlantique et Lorraine, as well as for the distribution segment. All other French legal entities are in negotiations, targeting agreement dates in early 2016.

In Luxembourg, following the renewal of the CLA in early 2014, the Company reviewed its bonus scheme for heavy/dirty work and deployed new rules in its facilities. The Company also continues to freeze salaries and to gradually reduce extra days off as per the agreement. Additionally, negotiations are currently in the final phase for reviewing the career evolution system; an agreement is expected to be reached early 2016.

In Belgium, the Company followed the guidelines issued by the government to run smooth negotiations and reached a two-year agreement with social partners, planning a zero percent wage increase for 2015 and a very limited one in 2016. Furthermore, the footprint adaptation of ArcelorMittal Liège continued to be implemented in the various plants, as agreed in the global agreement signed in February 2014.

In Romania, the first pre-retirement program launched in 2014 in ArcelorMittal Galati came to an end in December 2015 and a second program was put in place for employees who will meet the retirement criteria by December 31, 2018. Negotiations on the new CLA started at the end of 2015 and will continue in 2016, with a focus on the minimum wage.

In Germany, CLA negotiations were concluded in 2015 in difficult market conditions, and the agreement included a moderate salary increase. Social partners met twice in the social dialogue group, comprising both employer and employee representatives. This group serves as a forum to ease and reinforce social dialogue outside of the negotiation meetings and provides an opportunity to share any relevant information, such as current business and social environments.

The CLA for the Company’s operations in Ostrava, Czech Republic expired at the end of 2015. Negotiations are ongoing with the goal of simplifying the text and creating a basis for a single agreement that would cover all of the entities in the Czech Republic. ArcelorMittal Ostrava strives to foster a positive social dialogue which is reflected in the unions’ support to the productivity road map and programs such as a smoking-free company. Additionally, ArcelorMittal Ostrava was recognized as the Best Employer of the year in Czech Republic.

In ArcelorMittal Poland, the CLA will remain valid until one of the parties terminates it. Salary increases are agreed to during annual negotiations as the CLA does not provide for any automatic mechanism. In 2015, an agreement on performance indicators for bonuses was concluded with the unions.

The economic situation in southern Europe remains difficult. As a result, CLA negotiations had to include competitive measures. ArcelorMittal’s policy in Spain has continually aimed to promote social dialogue. Accordingly, management and unions have consistently worked together in efforts to find solutions to regain competitiveness and to maintain social dialogue. With this objective, a Framework Agreement was negotiated for Flat and some specific companies of AMDS from the former Aceralia with a defined but moderate base salary increase for the years 2016, 2017 and 2018. Furthermore, an additional variable premium linked to the performance objectives of the company (productivity and financial results) was included in the agreement. All other legal entities from long product Europe are in similar negotiations with a target to conclude in the first quarter of 2016.

In addition to the foregoing, the Temporary Layoff Plan (Expediente de Regulación de Empleo Temporal), in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended in December 2014 until the end of 2016, and is being applied on a plant-by-plant basis depending on the activity. There have been some signs of recovery in the Spanish automotive industry, but due to the current economic situation, the plan was still in effect at the end of 2015.

ArcelorMittal remains committed to strong continuous social dialogue in the face of challenging economic times. Continuous and high level conversation, a reactive process based on the exchange of views and fully transparent discussions underly ArcelorMittal’s fundamental approach to anticipating and managing change within the Company. In 2015, each European Works Council (“EWC”) meeting represented an opportunity to review ArcelorMittal’s activities in Europe and to identify and highlight the Company’s key challenges. The Company regularly presented and commented on safety, finance results, market outlooks, quality, industrial, human resources topics, recent developments or projects maintaining the proximity with the high management level and employee representative bodies. EWC working groups have been launched on Health and Safety, Employment and Social Responsibility. As an operational, concrete and respected institution, the EWC has endeavored to implement a high level social dialogue based on this ongoing and continuous information process. This was recognized by EWC members in the yearly plenary assembly that took place in December 2015.

In 2015, four ordinary meetings of the EWC Select Committee were held. Additionally, six meetings (one of the EWC Select Committee and five of a dedicated working group) were organized to review the allocation of seats by country according to the changes that have occurred since 2007 in terms of workforce and scope (as per EWC agreement). The new ArcelorMittal EWC has a total of 42 effective members (backed up by 42 alternate members). The new EWC Select Committee is composed of 21 seats, of which four seats are subject to rotation. The new composition of the EWC was established in December 2015 during the EWC inaugural plenary assembly.

In Ukraine, a dispute initiated by trade unions was concluded through negotiations and by signing a mutual agreement without any protest actions. The national parliament announced the start of the process of changes in Ukrainian labor law beginning in 2016 that are expected to impact the Company’s current agreement.

In 2015, ArcelorMittal South Africa signed a 3-year wage agreement with the Solidarity union and a 2-year wage agreement with Numsa, when various other industries achieved wage settlements of one year only due to social dialogue difficulties. The average settlement was a 7.7% increase in South Africa against ArcelorMittal’s average of 7.42%. In light of the challenging business environment, South African employers are conducting large scale retrenchments notably in the mining and manufacturing sectors. In this context, negotiations were concluded to review the Company’s footprint and to close its Vereeniging melt shop operations. In relation to the Broad-Based Black Economic Empowerment (BBBEE) act, ArcelorMittal South Africa introduced a five-year employee share scheme in September 2015 with the intention that a minimum of 60% of the economic benefits attached to the ArcelorMittal shares that will be the subject of the scheme must accrue to black persons who participate in the scheme.

In Kazakhstan, the first year of the new CLA witnessed a continuous and productive social dialogue with unions. The discussions focused on improving the Company’s productivity, organizational efficiency and employee relations agenda.

Similar to the steel business, Mining has maintained productive relationships with its trade unions through regular dialogue. In addition to new or renewed CLAs in Liberia, Bosnia and Brazil, Mining has a long term CLA in Canada which falls under the scope of the USW agreement.

E.    Share ownership

As of December 31, 2015, the aggregate beneficial share ownership of ArcelorMittal directors and senior management – GMB (15 individuals) totaled 1,888,718 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 942,801 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2015), representing 0.11% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares, these 15 individuals beneficially own 945,917 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

On April 27, 2015, ArcelorMittal adopted share ownership guidelines for its CEO. The share ownership policy aims to demonstrate to ArcelorMittal’ shareholders, the investing public and the Company’s employees, the commitment of the CEO to the Company and directly aligns his interests with those of the Company’s shareholders. Accordingly, the CEO should, within 5 years of the end of the current calendar year, own shares of the Company’s common shares at least equal to 3 times his annual salary and hold the purchased shares for so long as he serves the Company.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

See “Item 6.B—Directors, senior management and employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s senior management.

The following table summarizes outstanding share options, as of December 31, 2015, granted to the members of the GMB of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year):

		Options granted in 2010	Options granted in 2009	Options granted in 2008	Options granted in 2007	Options granted in 2006	Options Total	Weighted Average Exercise Price of Options
	GMB (Including Chief Executive Officer)	261,300	280,000	278,000	260,000	200,001	1,279,301	—
	Exercise price[1]	$30.66	$36.38	$78.44	$61.09	$32.07	—	$48.70
	Term (in years)	10	10	10	10	10	—	—
	Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	Aug. 2, 2017	Sep. 1, 2016	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

The following table summarizes outstanding PSUs granted to the members of the GMB of ArcelorMittal in 2015, 2014 and 2013.

		PSUs granted in 2015	PSUs granted in 2014	PSUs granted in 2013
	GMB (Including Chief Executive Officer)	464,305	767,746	542,632
	Term (in years)	3	3	3
	Vesting date[1]	June 30, 2018	June 27, 2017	June 28, 2016

1	See “Item 6.B—Directors, senior management and employees—Compensation –Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table sets out information as of December 31, 2015 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

		ArcelorMittal
		Ordinary Shares[1]
		Number	%
	Significant Shareholder[2]	655,944,511	39.39
	Treasury Shares[3]	8,581,090	0.52
	Other Public Shareholders	1,000,866,621	60.09
	Total	1,665,392,222	100.00
	Of which: Directors and Senior Management[4]	1,888,718	0.11

1

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2015 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2

For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2015. Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect ownership, through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 112,338,263 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 542,910,448 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 314,300 ArcelorMittal ordinary shares and held options to acquire an additional 336,500 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 45,000 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 655,899,511 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 655,293,711 ordinary shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 655,944,511 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 655,608,011 ArcelorMittal ordinary shares at such date.

3

Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; includes (1) 942,801 stock options that can be exercised by senior management (other than Mr. Mittal) and (2) 336,500 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2015, i.e. 0.08% of the total amount of outstanding shares. If exercised, the shares underlying these options will either have to be delivered out of Treasury shares or by the issuance of additional shares.

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

As of December 31, 2015, 1,817,869 Mandatorily Convertible Notes had been converted at the option of their holders. On January 15, 2016, ArcelorMittal issued 137,967,116 new ordinary shares of the Company upon conversion as at such date of the 88,182,131 outstanding Mandatorily Convertible Notes at a conversion ratio of 1.56457. Following this issuance, the share capital of the Company is comprised of 1,803,359,338 Shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) holds 37.41% of the outstanding shares.

The ArcelorMittal ordinary shares may be held in registered form on the Company’s register only. Registered shares are fully fungible and may consist of:

a.       ArcelorMittal Registry Shares, which are registered directly on ArcelorMittal’s Luxembourg shareholder register,

b.       shares traded on Euronext Amsterdam, Euronext Paris, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, which are held in Euroclear, or

c.        shares traded on the NYSE, named New York Registry Shares, which are registered (including in the name of the nominee of DTC) in a register kept by or on behalf of ArcelorMittal by its New York transfer agent.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2015, 2,420 shareholders other than the Significant Shareholder, holding an aggregate of 49,339,303 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 2.96% of the ordinary shares issued (including treasury shares).

At December 31, 2015, there were 218 registered shareholders holding an aggregate of 87,937,505 New York Shares, representing approximately 5.28% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.

At December 31, 2015, 872,866,703 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting rights

Each share entitles the holder to one vote at the general meeting of shareholders, and no shareholder benefits from specific voting rights.  For more information relating to ArcelorMittal shares, see “Item 10.B—Additional information—Memorandum and Articles of Association—Voting and information rights”.

B.    Related Party Transactions

ArcelorMittal engages in certain commercial and financial transactions with related parties, including associates and joint ventures of ArcelorMittal. Please refer to note 11 of ArcelorMittal’s consolidated financial statements.

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

Agreements with Aperam post-Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam, which was completed on January 25, 2011, ArcelorMittal entered into several agreements with Aperam and/ or certain Aperam subsidiaries. These agreements include a Master Transitional Services Agreement dated January  25, 2011 (the “Transitional Services Agreement”) for support for/from corporate activities, a purchasing services agreement for negotiation services from ArcelorMittal Purchasing (the “Purchasing Services Agreement”) and a sourcing services agreement for negotiation services from ArcelorMittal Sourcing (the “Sourcing Services Agreement”), certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

The Transitional Services Agreement between ArcelorMittal and Aperam expired at year-end 2012.  The parties agreed to renew a very limited number of services where expertise and bargain powers create values for both parties.  ArcelorMittal will continue to provide certain services during 2016 relating to certain areas, including environmental and technical support and administration of the shareholders register.

In the area of research and development, Aperam entered into a frame arrangement with ArcelorMittal to establish a framework for future cooperation between the two groups in relation to certain ongoing or new research and development programs. Currently, only limited research and development support for existing projects are implemented through such agreement.

The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the Purchasing Services Agreement, Aperam still relies on ArcelorMittal for  services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories:, metallic (carbon scraps),  operating materials (rolls, electrodes, refractory materials), spare parts,  industrial products and services. The purchasing services agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The Purchasing Services Agreement and the Sourcing Services Agreement were each entered into for an initial term of two years, which was to expire on January 24, 2013. However, since that date, the Purchasing Services Agreement has been extended successively, while the Sourcing Services Agreement was limited to IT services as of October 2013. It is expected that the term of the Purchasing Services Agreement will be further extended until the end of January 2017. The Sourcing Service Agreement will remain in force at least until September 2016 as certain IT services are still provided but Aperam has switched to its own IT system. Beginning in 2016, Aperam purchases, in Europe, most of its natural gas with ArcelorMittal Energy.

Purchasing activities will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which starting as of April 1, 2011, ArcelorMittal Brasil continued to perform purchasing, insurance and real estate activities for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties. From the demerger of ArcelorMittal BioEnergia Ltda on July 1, 2011, its payroll functions were also handled by ArcelorMittal Brasil. The real estate,  insurance activities and payroll functions of Aperam’s Brazilian subsidiaries have not been handled by ArcelorMittal Brasil since January 1, 2013, June 30, 2013, and June 27, 2014 respectively.

Acquisition of inventories

Mr. Lakshmi N. Mittal acquired inventories on February 18, 2015 from ArcelorMittal Luxembourg pertaining to the Company’s former headquarters. Such inventories were valued by an independent expert and acquired at arm’s length.

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

Legal proceedings

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 8.1 to ArcelorMittal’s consolidated financial statements. Please refer to note 8.2 for a description of contingencies, including legal proceedings.

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

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share. The dividend was approved by the shareholders at the annual general meeting of shareholders held on May 5, 2015, and the dividend was paid in full on June 15, 2015.

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal is subject to shareholder approval at the annual general meeting to be held on May 4, 2016.

B.    Significant changes

Not applicable.

ITEM  9.         THE OFFER AND LISTING

A.    Offer and listing details

Nature of trading market

ArcelorMittal shares are listed and traded on several stock exchanges as described in “Item 4.A—Information on the Company—History and development of the Company—Other information”.

The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed.

		The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in U.S. dollars)		(in euros)		(in euros)
	Month ended
	Aug-15	9.71	7.52	8.83	6.47	8.83	6.47
	Sep-15	7.80	5.11	7.01	4.52	7.01	4.52
	Oct-15	6.93	4.96	6.19	4.43	6.19	4.43
	Nov-15	6.12	4.63	5.54	4.39	5.54	4.39
	Dec-15	4.91	3.71	4.69	3.35	4.69	3.35
	Jan-16	4.27	3.26	3.96	3.00	3.96	3.00
	Feb-16*	4.16	3.46	3.75	3.17	3.75	3.17

	Year ended December 31, 2015
	First Quarter	11.34	9.21	10.04	7.75	10.04	7.75
	Second Quarter	11.95	9.27	10.63	8.57	10.63	8.57
	Third Quarter	9.77	5.11	8.95	4.52	8.95	4.52
	Fourth Quarter	6.93	3.71	6.19	3.35	6.19	3.35

	Year ended December 31, 2014
	First Quarter	17.84	14.77	13.40	10.53	13.40	10.53
	Second Quarter	16.80	14.73	12.10	10.79	12.10	10.79
	Third Quarter	15.69	13.61	11.75	10.17	11.75	10.17
	Fourth Quarter	13.53	10.55	10.90	8.36	10.90	8.36

	Year ended December 31, 2013	17.98	10.84	13.76	8.35	13.76	8.35

	Year ended December 31, 2012	23.62	13.28	17.96	10.60	17.96	10.60

	Year ended December 31, 2011	38.50	14.77	28.55	10.47	28.55	10.47

*	February 2016 data is through February 8, 2016.

		Luxembourg Stock Exchange		NYSE Euronext Brussels[1]		Spanish Stock Exchanges[2]
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in euros)		(in euros)		(in euros)
	Month ended
	Aug-15	9.00	6.38	-	-	8.83	6.49
	Sep-15	6.98	4.41	-	-	7.01	4.51
	Oct-15	6.39	4.45	-	-	6.19	4.43
	Nov-15	5.49	4.48	-	-	5.54	4.40
	Dec-15	4.68	3.38	-	-	4.70	3.36
	Jan-16	3.94	3.04	-	-	3.99	3.00
	Feb-16*	3.69	3.18	-	-	3.75	3.17

	Year ended December 31, 2015
	First Quarter	10.02	7.96	-	-	10.04	7.76
	Second Quarter	10.55	8.58	-	-	10.63	8.57
	Third Quarter	9.00	4.41	-	-	8.94	4.51
	Fourth Quarter	6.39	3.38	-	-	6.19	3.36

	Year ended December 31, 2014
	First Quarter	13.32	10.45	-	-	13.40	10.53
	Second Quarter	12.44	10.80	-	-	12.10	10.79
	Third Quarter	11.84	10.12	-	-	11.77	10.17
	Fourth Quarter	10.89	8.43	-	-	10.91	8.36

	Year ended December 31, 2013	13.88	8.37	-	-	13.76	8.35

	Year ended December 31, 2012	17.54	10.80	-	-	17.95	10.61

	Year ended December 31, 2011	29.10	10.80	28.55	10.47	28.52	10.47

1	ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.
*	February 2016 data is through February 8, 2016.

Note: Includes intraday highs and lows. All quotations taken from Bloomberg Finance LP.

B.    Plan of distribution

Not applicable.

C.    Markets

ArcelorMittal shares are listed and traded on (on a single order book as from January 14, 2009) the NYSE Euronext European markets (Paris and Amsterdam) (“MT”), are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded and the Spanish Stock Exchanges (“MTS”). ArcelorMittal shares are also listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s United States trading market.

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.    Share capital

As a result of the Company’s issuance on January 14, 2013 of 104,477,612 ordinary shares at a price of $16.75 per share, the Company’s issued share capital was increased from €6,428,005,991.80 to €6,883,209,119.84 represented by 1,665,392,222 shares without nominal value and remained unchanged at December 31, 2015.

Out of the total of 1,665,392,222 shares in issue, 8,581,090   shares were held in treasury by ArcelorMittal at December 31, 2015, representing approximately 0.52% of its issued share capital.

The Company’s authorized share capital, including the issued share capital, was €7,725,260,599.18, represented by 1,773,091,461 shares, at December 31, 2012 and was increased by the extraordinary general meeting of shareholders held on May 8, 2013 to €8,249,049,316.38, represented by 1,995,857,213 shares and remained unchanged at December 31, 2015.

The May 8, 2013 extraordinary general meeting of shareholders approved an increase of the Company’s authorized share capital by 19.84% of its then issued share capital, i.e., from €6,883,209,119.84, represented by 1,665,392,222 shares without nominal value, to €8,249,049,316.38 represented by 1,995,857,213 shares without nominal value. The increase was sought by the Company in the wake of the Company’s issuance on January 16, 2013 of $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in order to cover conversions of the MCNs and other outstanding convertible bonds of the Company. The increase also permitted the Company to return to the historical level of flexibility of 10% of share capital following the issue of new shares on January 14, 2013.

Following the issue of new shares on January 14, 2013 and the subsequent increase in the Company’s authorized share capital on May 8, 2013, 330,464,991 shares were available for issuance under the Company's authorized share capital as at December 31, 2015.

On January 15, 2016 which was the maturity date of the MCNs, the Company’s issued share capital was increased by €570,231,887.14 from €6,883,209,119.84 to €7,453,441,006.98 represented by 1,803,359,338 shares without nominal value.

B.    Memorandum and Articles of Association

Below is a summary of ArcelorMittal’s Articles of Association, filed as an exhibit to this annual report on Form 20-F and incorporated by reference herein. The full text of the Company’s Articles of Association is also available on www.arcelormittal.com under “Investors—Corporate Governance-Board of Directors.”

Corporate purpose

Article 3 of the Articles of Association provide that the corporate purpose of ArcelorMittal is the manufacture, processing and marketing of steel, steel products and all other metallurgical products, as well as all products and materials used in their manufacture, their processing and their marketing, and all industrial and commercial activities connected directly or indirectly with those objects, including mining and research activities and the creation, acquisition, holding, exploitation and sale of patents, licenses, know-how and, more generally, intellectual and industrial property rights.

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

The ArcelorMittal ordinary shares may be held in registered form on the Company’s register only. Registered shares are fully fungible and may consist of:

a.     ArcelorMittal Registry Shares, which are registered directly on ArcelorMittal’s Luxembourg shareholder register,

b.     shares traded on Euronext Amsterdam, Euronext Paris, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges, which are held in Euroclear, or

c.     shares traded on the NYSE, named New York Registry Shares, which are registered in a register (including in the name of the nominee of DTC) kept by or on behalf of ArcelorMittal by its New York transfer agent.

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

The Company’s authorized share capital was increased by 19.84% of its then issued share capital to €8,249,049,316.38 represented by 1,995,857,213 shares at the extraordinary shareholders’ meeting held on May 8, 2013 and was unchanged at December 31, 2015. The authorization allowing the Board of Directors to issue further shares out of the authorized share capital was also renewed at the extraordinary shareholders’ meeting held on May 8, 2013, and expires five years from the date of publication of the EGM deed in the Official Luxembourg Gazette Mémorial C, which occurred on July 3, 2013. This authorization may be renewed from time to time by an EGM for periods not to exceed five years each.

Following the increase of the Company’s issued share capital by 104,477,612 ordinary shares in connection with its offering of shares on January 14, 2013, the Company’s total issued share capital amounted to €6,883,209,119.84, represented by 1,665,392,222 ordinary shares and was unchanged at December 31, 2015. Following the mandatory conversion on January 15, 2016 of outstanding Notes of the Company’s $2.25 billion 6% Mandatorily Convertible Notes due 2016, the Company’s issued share capital was increased by €570,231,887.14 from €6,883,209,119.84 to €7,453,441,006.98 represented by 1,803,359,338 shares without nominal value.

Article 5 of the Company's Articles of Association has been amended to reflect this change. The Company’s Articles of Association have been published on www.arcelormittal.com and filed with the Luxembourg Register of Commerce and Companies on February 2, 2016. The Company filed this version of the Articles of Association as exhibit 4.5 to the post-effective amendment to its registration statement on Form F-3 dated February 5, 2016 (File No. 333-202409).

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

•         the repurchase may not reduce the net assets of ArcelorMittal on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that ArcelorMittal must maintain pursuant to Luxembourg law or its Articles of Association; and

•         only fully paid-up shares may be repurchased. At December 31, 2015, all of ArcelorMittal’s issued ordinary shares were fully paid-up.

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

 The general meeting of shareholders held on May 5, 2015 (the “General Meeting”) decided (a) to cancel with effect as of the date of the General Meeting the authorization granted to the Board of Directors by the general meeting of shareholders held on May 11, 2010 with respect to the share buy-back program, and (b) to authorize, effective immediately after the General Meeting, the Board of Directors, with option to delegate, and the corporate bodies of the other companies in the ArcelorMittal group in accordance with the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), to acquire and sell shares in the Company in accordance with the Law and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments.

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

The authorization is valid for a period of five years, i.e., until the annual general meeting of shareholders to be held in May 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration the five-year period.

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

The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association of ArcelorMittal do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 5, 2015 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.

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

(a) a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

If a Director has an interest in a transaction that is submitted to the Board of Directors for approval and this interest conflicts with that of ArcelorMittal (other than transactions which are part of current operations and are entered into under, arms’ length conditions), the Director must advise the Board of Directors of the existence and nature of the conflict and cause a record of his/her statement to be included in the minutes of the meeting. In addition, the Director may not take part in the deliberations on the transaction. At the next following general meeting of shareholders of ArcelorMittal, before any other resolution is put to a vote, a special report will be made by the Board of Directors to the shareholders’ meeting on any such transaction.

(b) the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

The remuneration of the Directors is determined each year by the annual general meeting of shareholders subject to Article 17 of the Articles of Association. The annual shareholders meeting of the Company decides on the directors’ remuneration. The Chairman & CEO is not remunerated for his membership of the Board of Directors. The remuneration of the Chairman & CEO is determined by the Board’s ARCG Committee, which consists solely of independent directors. For more information, see “Item 6.B–Directors, senior management and employees–Compensation”.

(c) borrowing powers exercisable by the directors and how such borrowing powers can be varied;

Any transaction between ArcelorMittal or a subsidiary of ArcelorMittal and a Director (or an affiliate of a Director) must be conducted on arm’s length terms and, if material, must obtain the approval of the Independent Directors.

(d) retirement or non-retirement of directors under an age limit requirement

There is no retirement or non-retirement of directors under an age limit requirement. However,  on October 30, 2012, the Board of Directors adopted a policy that places limitations on the terms of independent directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond the 12 years rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution  of the Director involved and the balance between the knowledge, skills, experience and need for renewal of the Board.

(e) number of shares, if any, required for director’s qualification.

Article 8.2 of the Articles of Association states that the members of the Board of Directors do not have to be shareholders in the Company. However, the Board of Directors has introduced on April 27, 2015 a policy that requires members of the Board of Directors to hold 10,000 shares in the Company (15,000 for the Lead Independent Director). For more information, see “Item 6.C—Directors, senior management and employees—Board Practices/Corporate Governance—Specific characteristics of the Director role”.

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

In order to be adopted, amendments of the Articles of Association of ArcelorMittal relating to the size and the requisite minimum number of independent and non-executive directors of the Board of Directors, the composition of the Audit & Risk Committee, and the nomination rights to the Board of Directors of the Significant Shareholder require a majority of votes representing two-thirds of the voting rights attached to the shares in ArcelorMittal. The same majority rule would apply to amendments of the provisions of the Articles of Association that set out the foregoing rule.

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

ArcelorMittal’s Articles of Association provide that any person who acquires shares giving them 25% or more of the total voting rights of ArcelorMittal must make or cause to be made, in each country where ArcelorMittal’s securities are admitted to trading on a regulated or other market and in each of the countries in which ArcelorMittal has made a public offering of its shares, an unconditional public offer of acquisition for cash to all shareholders for all of their shares and also to all holders of securities giving access to capital or linked to capital or whose rights are dependent on the profits of ArcelorMittal. The price offered must be fair and equitable and must be based on a report drawn up by a leading international financial institution or other internationally recognized expert.

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

A person must also notify ArcelorMittal of the proportion of his or her voting rights if that proportion reaches, exceeds or falls below the above mentioned thresholds as a result of events changing the breakdown of voting rights.

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

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, the Executives Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy. (see “Item 4A—Information on the Company—History and development of the Company—Key transactions and events in 2015” for a discussion of recent management changes). Persons closely associated with them include their respective family members.

Both information on trading in ArcelorMittal shares by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Item 6.A—Directors, senior management and employees—Directors and senior Management”.

In 2015, four notifications were received by ArcelorMittal from such persons and filed with the CSSF.

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

Share Lending Agreement

In connection with ArcelorMittal’s issuance of 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs”) in an offering that closed on January 16, 2013, the Company entered into a share lending agreement with Lumen on January 9, 2013, see “Item 7.B—Major shareholders and related party transactions—Related party transactions” for a full description of the Share Lending Agreement.

ArcelorMittal Equity Incentive Plan and GMB PSU Plan

On May 10, 2011, the annual general shareholders’ meeting approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees.  On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members. Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. On May 5, 2015, the annual general meeting of shareholders approved, in particular, the number of shares that may be allocated for the grant of PSUs to the GMB members and for the grant of RSUs and PSUs to eligible employees under the ArcelorMittal Equity Incentive Plan  at a maximum of 5,000,000 shares (the “2015 Cap”). Such authorization is valid from the date of that annual general meeting of shareholders until the annual general meeting of shareholders to be held in 2016. For further information about the terms of the

ArcelorMittal Equity Incentive Plan and the GMB PSU Plan, see “Item 6.B—Directors, senior management and employees—Compensation—Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”. Since 2011, the Company has made the following grants to employees under the ArcelorMittal Equity Incentive Plan: a grant of RSUs in September 2011, a grant of PSUs in March 2012, a grant of both RSUs and PSUs in March 2013, a grant of both RSUs and PSUs in September 2013 (the GMB members were excluded from the afore-mentioned 2013 grants in light of the creation of the GMB PSU Plan) a grant of both RSUs and PSUs in December 2014 and a new grant of both RSUs and PSUs in December 2015. Under the GMB PSU Plan, the Company has made grants of PSUs to the GMB members in June 2013, June 2014 and  June 2015. Copies of the  Supplemental Terms for 2015-2016 to the  ArcelorMittal Equity Incentive Plan and the Supplemental Terms for 2015-2016 to the GMB PSU Plan are filed as exhibits to this annual report on Form 20-F.

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

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2015.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2015 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2016 taxable year. See “—Passive Foreign Investment Company Status”.

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

Luxembourg resident corporate holders

No dividend withholding tax applies on dividends paid by ArcelorMittal to a Luxembourg company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) holding shares (or a Luxembourg permanent establishment/representative of a qualifying foreign entity to which the shares are attributable), which meets the qualifying participation test (that is, a shareholding in ArcelorMittal of at least 10% or having an acquisition cost of at least EUR 1.2 million held or committed to be held for a minimum one year holding period, per article 147 of the Luxembourg Income Tax Law). If such exemption from dividend withholding tax does not apply, a Luxembourg company may be entitled to a tax credit.

Luxembourg resident individual holders

Luxembourg withholding tax on dividends paid by ArcelorMittal to a Luxembourg resident individual holder may entitle such Luxembourg Holder to a tax credit for the tax withheld.

Non-Luxembourg holders

Non-Luxembourg holders of ArcelorMittal shares who have held a shareholding in ArcelorMittal representing at least 10% of ArcelorMittal’s share capital (or shares with an acquisition cost of at least EUR 1.2 million) for an uninterrupted period of at least 12 months (or where held for a shorter period, where the holder takes the commitment to hold the qualifying shareholding for such period) may benefit from an exemption from the dividend withholding tax if they are: (i) entities which fall within the scope of Article 2 of the  European Council Directive 2011/96/EU, as amended (the “EU Parent-Subsidiary Directive”) and which are not excluded to benefit from the EU Parent-Subsidiary Directive under its mandatory general anti-avoidance rule (“GAAR”) in each case as implemented in Luxembourg, or (ii) corporates subject to a tax comparable to Luxembourg corporate income tax and which are resident of a country having concluded a double tax avoidance treaty with Luxembourg, or (iii) corporates subject to a tax comparable to Luxembourg corporate income tax and which are resident in a State being part of the European Economic Area (EEA) other than a Member State of the European Union, or (iv) corporates resident in Switzerland subject to corporate income tax in Switzerland without benefiting from an exemption.

Non-Luxembourg holders of ArcelorMittal shares who are tax resident in a country having a double tax avoidance treaty with Luxembourg may claim for a reduced withholding tax rate or a withholding tax relief under the conditions and subject to the limitations set forth in the relevant treaty.

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

Net wealth tax is levied annually at a digressive rate depending on the amount of the net wealth of the above holders, as determined for net wealth tax purposes (i.e. 0.5% on an amount up to EUR 500 million and 0.05% on the amount of taxable net wealth exceeding EUR 500 million).

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

F.    Dividends and paying agents

 On May 5, 2015, the annual shareholders meeting approved the Company’s proposal to pay an annual dividend payment of $0.20 per share in 2015. The dividend was paid in full on June 15, 2015. The paying agent for shareholders who hold shares listed on the NYSE is Citibank and the paying agent for shareholders who hold shares listed on Euronext Amsterdam, Euronext Paris, Luxembourg Stock Exchange and Spanish Stock Exchanges is BNP Paribas Securities Services.

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal is subject to shareholder approval at the next annual general meeting on May 4, 2016.

G.    Statements by experts

Please refer to Item 4.D— Information on the Company—Property, plant and equipment—Reserves (iron ore and coal).

H.    Documents on display

A copy of any or all of the documents deemed to be incorporated in this report by reference, unless such documents have been modified or superseded as specified herein, may be obtained by sending a request to: company.secretary@arcelormittal.com or at ArcelorMittal’s registered office as set out in “Item 4.A—Information on the Company—History and development of the Company—Other information” of this annual report.

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

See note 6 to ArcelorMittal’s consolidated financial statements for quantitative information about risks relating to financial instruments, including financial instruments entered into pursuant to the Company’s risk management policies.

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

All financial market hedges are governed by ArcelorMittal’s Treasury and Financial Risk Management Policy, which includes a delegated authority and approval framework, sets the boundaries for all hedge activities and dictates the required approvals for all Treasury activities. Hedging activity and limits are monitored on an ongoing basis. ArcelorMittal enters into transactions with numerous counterparties, mainly banks and financial institutions, as well as brokers, major energy producers and consumers.

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

The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2015 and December 31, 2014. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2015	in $ equivalent (in millions)	in $ equivalent (in millions)
Brazilian real	(13)	17
Canadian dollar	16	(18)
Euro	(420)	420
Swiss franc	(8)	8
Ukrainian hryvnia	9	(13)
South African rand	1	(1)
Other	8	(8)

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2014	in $ equivalent (in millions)	in $ equivalent (in millions)
Brazilian real	(20)	24
Euro	(341)	341
Ukrainian hryvnia	10	(17)
Other	15	(18)

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

For the Company’s tabular presentation of information related to its market risk sensitive instruments, please see note 6 to the consolidated financial statements.

Interest rate sensitivity

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

For the Company’s tabular presentation of the fair values of its short and long term debt, please see note 6 to the consolidated financial statements.

Commodity price risk

ArcelorMittal utilizes a number of exchange-traded commodities in the steel-making process. In certain instances, ArcelorMittal is the leading consumer worldwide of certain commodities. In some businesses and in certain situations, ArcelorMittal is able to pass this exposure on to its customers. The residual exposures are managed as appropriate.

Financial instruments related to commodities (base metals, energy, freight and emission rights) are utilized to manage ArcelorMittal’s exposure to price fluctuations.

Hedges in the form of swaps and options are utilized to manage the exposure to commodity price fluctuations.

For the Company’s tabular presentation of information related to its market risk sensitive instruments, please see note 6 to the consolidated financial statements.

In respect of non-exchange traded commodities, ArcelorMittal is exposed to volatility in the prices of raw materials such as iron ore (which is generally correlated with steel prices with a time lag) and coking coal. This exposure is almost entirely managed through long-term contracts, however some hedging of iron ore exposures is made through derivative contracts. For a more detailed discussion of ArcelorMittal’s iron ore and coking coal purchases, see “Item 5—Operating and financial review and prospects—Raw materials”.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American depositary shares

The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2015, 87,937,505 shares (or approximately 5.28% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2015, Citibank paid the Company $1,125,000 in respect of reimbursements of expenses incurred by the Company in 2015.

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

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2015. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2015 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of management’s internal control over financial reporting as of December 31, 2015 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 22, 2016 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Except as described below, there have been no changes in the Company’s internal control over financial reporting that occurred during the year ending December 31, 2015 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company re-insourced significant parts of the European IT- infrastructure (i.e. servers, network, databases)  and related general IT controls which had previously been outsourced to a third-party service provider. The outsourcing agreement had covered the management of the Company’s IT infrastructure i.e. servers, network, databases) including the data centers in Europe, whereas the management of business applications, including those applications used for the purposes of processing financial reporting relevant data were excluded from the outsourcing agreement. Following the re-insourcing the management of the European IT-infrastructure and related controls is now under the responsibility of the business. The Company believes that the re-sourcing will enhance the efficiency and effectiveness of the Company’s IT-Infrastructure, as well as related controls. On a smaller scale, the Company is outsourcing parts of its IT Infrastructure to local service providers. The Company does not anticipate that this limited local outsourcing will materially impact internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

 /s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 22, 2016

ITEM 16A.         AUDIT & RISK COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit & Risk Committee, is an “audit & risk committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit & Risk Committee are “independent directors” as defined under the NYSE listing standards.

Please see “Item 6A – Directors and senior management – Board of Directors” for Mr. Vaghul’s experience.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit S.à.r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2015 and 2014. Set forth below is a breakdown of fees for services rendered in 2015 and 2014.

Audit Fees. Audit fees in 2015 and 2014 included $25.8 million and $30.5 million, respectively, for the audits of financial statements, and $0.7 million and $0.7 million in 2015 and 2014, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2015 and 2014 were $2.2 million and $1.9 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2015 and 2014 were $1.0 million and $1.5 million, respectively.

All Other Fees. Fees in 2015 and 2014 for all other services were $0.1 million and $0.3 million, respectively. All other fees relate to services not included in the first three categories.

The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2015, within its scope prior to commencement of the engagements. None of the services provided in 2015 were approved under the de minimis exception allowed under the Exchange Act.

The Audit & Risk Committee pre-approves all permissible non-audit service engagements rendered by the principal independent registered public accounting firm. The Audit & Risk Committee has delegated pre-approval powers on a case-by-case basis to the Audit & Risk Committee Chairman, for instances where the Committee is not in session and the pre-approved services are reviewed in the subsequent Committee meeting.

In making its recommendation to appoint Deloitte Audit S.à.r.l. as the Company’s principal independent registered public accounting firm for the fiscal year ended December 31, 2015, the Audit & Risk Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à.r.l. independence and has determined that such services do not interfere with Deloitte Audit S.à.r.l. independence.

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

Reference is made to pages F-1 to F-112.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit	Description
Number

1.1.*

Amended and Restated Articles of Association of ArcelorMittal dated January 20, 2016 (filed as Exhibit 4.5 to the post-effective amendment to its registration statement on Form F-3 dated  February 5, 2016 (File No. 333-202409) and incorporated by reference herein).

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

4.4.	Supplemental Terms for 2015-2016 to the ArcelorMittal Equity Incentive Plan effective May 5, 2015.
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

4.8.*

Supplemental Terms for 2014-2015 Restricted Share Units and Performance Share Units Plan to the ArcelorMittal Equity Incentive Plan effective May 8, 2014 (filed as Exhibit 4.8 to ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-35788), and incorporated by reference herein).

4.9	Supplemental Terms for 2015-2016 to the GMB PSU Plan effective May 5, 2015.
8.1.	List of Significant Subsidiaries.
12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit.
15.2.	Consent of Cardno Inc.
15.3.	Consent of SRK Consulting (UK) Limited.
15.4.	Consent of RPA Inc.
16.1.	Mine Safety and Health Administration Safety Data.

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

Date: February 22, 2016

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2015 and 2014 and

for each of the three years in the period ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 22, 2016

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2015	2014	2013
Sales	4.1	63,578	79,282	79,440
(including 6,124, 6,606 and 4,770 of sales to related parties for 2015, 2014 and 2013, respectively)
Cost of sales	4.2	65,196	73,288	75,247
(including 1,460, 1,355 and 1,310 of purchases from related parties for 2015, 2014 and 2013, respectively)
Gross margin		(1,618)	5,994	4,193
Selling, general and administrative expenses		2,543	2,960	2,996
Operating income (loss)		(4,161)	3,034	1,197
Income (loss) from investments in associates, joint ventures and other investments	2.6	(502)	(172)	(442)
Financing costs - net	6.2	(2,858)	(3,382)	(3,115)
Income (loss) before taxes		(7,521)	(520)	(2,360)
Income tax expense	9.1	902	454	215
Net income (loss) (including non-controlling interests)		(8,423)	(974)	(2,575)

Net income (loss) attributable to equity holders of the parent		(7,946)	(1,086)	(2,545)
Net income (loss) attributable to non-controlling interests		(477)	112	(30)
Net income (loss) (including non-controlling interests)		(8,423)	(974)	(2,575)

		Year Ended December 31,
		2015	2014	2013
Earnings (loss) per common share (in U.S. dollars)
Basic and diluted		(4.43)	(0.61)	(1.46)
Weighted average common shares outstanding (in millions)	10.3
Basic and diluted		1,795	1,791	1,780

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2015		2014		2013
Net income (loss) (including non-controlling interests)		(8,423)		(974)		(2,575)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(439)		449		(34)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	70		44		100
	(369)		493		66
Derivative financial instruments:
Gain (loss) arising during the period	107		181		(25)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(93)		(2)		(120)
	14		179		(145)
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(7,876)		(4,198)		(965)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(11)		(55)		(25)
	(7,887)		(4,253)		(990)
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	(666)		(601)		2
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	4		(61)		-
	(662)		(662)		2
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	79		(11)		114

Items that cannot be recycled to the consolidated statements of operations
Employee benefits
Recognized actuarial gains (losses)	24		(1,531)		2,206
Share of other comprehensive income (loss) related to associates and joint ventures	(36)		4		(13)
Income tax benefit (expense) related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	(47)		94		(155)
Total other comprehensive income (loss)	(8,884)		(5,687)		1,085
Total other comprehensive income (loss) gain attributable to:
Equity holders of the parent	(8,554)		(5,536)		1,314
Non-controlling interests	(330)		(151)		(229)
		(8,884)		(5,687)		1,085
Total comprehensive income (loss)		(17,307)		(6,661)		(1,490)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(16,500)		(6,622)		(1,231)
Non-controlling interests		(807)		(39)		(259)
Total comprehensive income (loss)		(17,307)		(6,661)		(1,490)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(millions of U.S. dollars, except share and per share data)

		December 31,
	Notes	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	4,002	3,893
Restricted cash	6.1.3	100	123
Trade accounts receivable and other (including 216 and 469 from related parties at December 31, 2015 and 2014, respectively)	4.3 and 11.1	2,679	3,696
Inventories	4.4	13,424	17,304
Prepaid expenses and other current assets	4.5	1,859	2,627
Assets held for sale	2.3	262	414
Total current assets		22,326	28,057
Non-current assets:
Goodwill and intangible assets	5.1	5,592	8,104
Biological assets	5.4	80	128
Property, plant and equipment	5.2	35,700	46,465
Investments in associates and joint ventures	2.4	4,911	5,833
Other investments	2.5	692	1,202
Deferred tax assets	9.4	6,625	7,962
Other assets	4.6	920	1,428
Total non-current assets		54,520	71,122
Total assets		76,846	99,179

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1	2,308	2,522
Trade accounts payable and other (including 256 and 290 to related parties at December 31, 2015 and 2014, respectively)	4.7 and 11.2	8,977	11,450
Short-term provisions	8.1	770	1,024
Accrued expenses and other liabilities	4.8	5,633	5,740
Income tax liabilities		133	230
Liabilities held for sale	2.3	220	157
Total current liabilities		18,041	21,123
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2	17,478	17,275
Deferred tax liabilities	9.4	2,496	3,004
Deferred employee benefits	7.2	9,216	10,074
Long-term provisions	8.1	1,434	1,587
Other long-term obligations		611	956
Total non-current liabilities		31,235	32,896
Total liabilities		49,276	54,019

Contingencies and commitments	8.2 and 8.3

Equity:	10
Common Shares (no par value, 1,995,857,213 and 1,995,857,213 shares authorized, 1,665,392,222 and 1,665,392,222 shares issued, and 1,656,811,132 and 1,654,373,809 shares outstanding at December 31, 2015 and 2014, respectively)		10,011	10,011
Treasury shares (8,581,090 and 11,018,413 common shares at December 31, 2015 and 2014, respectively, at cost)		(377)	(399)
Additional paid-in capital		20,294	20,258
Mandatorily convertible notes		1,800	1,838
Retained earnings		13,902	22,182
Reserves		(20,358)	(11,804)
Equity attributable to the equity holders of the parent		25,272	42,086
Non-controlling interests		2,298	3,074
Total equity		27,570	45,160
Total liabilities and equity		76,846	99,179
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)
										Reserves

										Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
		Shares[1,2]		Share capital	Treasury Shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
	Balance at December 31, 2012	1,549	-	9,403	(414)	650	-	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
	Net loss (including non-controlling interests)	-		-	-	-	-	-	(2,545)	-	-	-		(2,545)	(30)	(2,575)
	Other comprehensive income (loss)	-		-	-	-	-	-	-	(666)	(110)	68	2,022	1,314	(229)	1,085
	Total comprehensive income (loss)	-		-	-	-	-	-	(2,545)	(666)	(110)	68	2,022	(1,231)	(259)	(1,490)
	Offering of common shares	105		608	-	-	-	1,148	-	-	-	-		1,756	-	1,756
	Mandatorily convertible notes	-		-	-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
	Baffinland dilution	-		-	-	-	-	-	-	-	-	-	-	-	(208)	(208)
	Other changes in non-controlling interests (note 10.5)	-		-	-	-	-	-	722	-	-	-	-	722	402	1,124
	Recognition of share based payments	-		-	-	-	-	18	-	-	-	-	-	18	-	18
	Dividend (note 10.4)	-		-	-	-	-	-	(332)	-	-	-	-	(332)	(23)	(355)
	Coupon on subordinated perpetual capital securities			-	-	-	-	-	(57)	-	-	-	-	(57)	-	(57)
	Other movements	-		-	-	-	-	-	63	-	-	-	-	63	18	81
	Balance at December 31, 2013	1,654		10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
	Net loss (including non-controlling interests)	-		-	-	-	-	-	(1,086)	-	-	-		(1,086)	112	(974)
	Other comprehensive income (loss)	-		-	-	-	-	-	-	(4,717)	104	510	(1,433)	(5,536)	(151)	(5,687)
	Total comprehensive income (loss)	-		-	-	-	-	-	(1,086)	(4,717)	104	510	(1,433)	(6,622)	(39)	(6,661)
	Redemption of subordinated perpetual capital securities			-	-	(650)	-	-	(7)	-	-	-		(657)	-	(657)
	Option premiums on treasury shares (note 10.2)	-		-	-	-	-	-	(309)	-	309	-	-	-	-	-
	Mandatory convertible bonds extension (note 10.2)	-		-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Other changes in non-controlling interests (note 10.5)	-		-	-	-	-	-	(34)	-	-	-	-	(34)	(75)	(109)
	Recognition of share based payments	-		-	15	-	-	10	-	-	-	-	-	25	-	25
	Dividend (note 10.4)	-		-	-	-	-	-	(333)	-	-	-	-	(333)	(118)	(451)
	Coupon on subordinated perpetual capital securities	-		-	-	-	-	-	(22)	-	-	-	-	(22)	-	(22)
	Other movements	-		-	-	-	-	-	(64)	-	-	-	-	(64)	(27)	(91)
	Balance at December 31, 2014	1,654		10,011	(399)	-	1,838	20,258	22,182	(7,627)	89	405	(4,671)	42,086	3,074	45,160
	Net loss (including non-controlling interests)	-		-	-	-	-		(7,946)	-	-	-		(7,946)	(477)	(8,423)
	Other comprehensive income (loss)	-		-	-	-	-			(8,166)	25	(354)	(59)	(8,554)	(330)	(8,884)
	Total comprehensive income (loss)	-		-	-	-	-	-	(7,946)	(8,166)	25	(354)	(59)	(16,500)	(807)	(17,307)
	Other changes in non-controlling interests (note 10.5)	-		-	-	-	-	-	-	-	-	-	-	-	148	148
	Recognition of share based payments	-		-	4	-	-	16	-	-	-	-	-	20	-	20
	Voluntary conversion of mandatorily convertible notes (note 10.2)	3		-	18	-	(38)	20	-	-	-	-	-	-	-	-
	Mandatory convertible bonds extension (note 10.2)	-		-	-	-	-	-	-	-	-	-	-	-	(20)	(20)
	Dividend (note 10.4)	-		-	-	-	-	-	(331)	-	-	-	-	(331)	(86)	(417)
	Other movements	-		-	-	-	-	-	(3)	-	-	-	-	(3)	(11)	(14)
	Balance at December 31, 2015	1,657		10,011	(377)	-	1,800	20,294	13,902	(15,793)	114	51	(4,730)	25,272	2,298	27,570

[1]	Excludes treasury shares
[2]	In millions of shares
						The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2015	2014	2013
Operating activities:
Net income (loss) (including non-controlling interests)		(8,423)	(974)	(2,575)
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	5.1, 5.2, 5.4	3,192	3,939	4,695
Impairment	5.1, 5.2, 5.3	4,764	264	444
Interest expense	6.2	1,383	1,565	1,890
Interest income	6.2	(105)	(96)	(113)
Income tax (benefit) expense	9.1	902	454	215
Provisions for labor agreements and separation plans		37	90	361
Recycling of deferred gain on raw material hedges		-	-	(92)
Net gain on disposal of subsidiaries and net assets		(72)	(192)	(28)
(Income) loss from investments in associates, joint ventures and other investments	2.6	502	172	442
Provision on pensions and OPEB	7.2	558	591	670
Change in fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and Mandatory Convertible Bonds	6.2	108	(112)	12
Income tax amnesty expenses	6.2	-	161	80
Unrealized foreign exchange effects		425	413	341
Write-downs (recoveries) of inventories to net realizable value, provisions and other non-cash operating expenses net		746	398	(134)
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable		335	537	115
Inventories		925	(122)	(609)
Trade accounts payable		(1,291)	(47)	1,258
Interest paid		(1,561)	(1,713)	(1,967)
Interest received		89	97	106
Income taxes paid		(398)	(337)	(102)
Dividends received from associates, joint ventures and other investments		227	209	219
Cash contributions to plan assets and benefits paid for pensions and OPEB	7.2	(556)	(674)	(709)
VAT and other amounts received (paid) from/to public authorities		166	(112)	(14)
Other working capital and provisions movements		198	(641)	(209)
Net cash provided by operating activities		2,151	3,870	4,296
Investing activities:
Purchase of property, plant and equipment and intangibles (includes cash outflows in connection with exploration/evaluation activities of nil, nil and 2 respectively, in 2015, 2014 and 2013, respectively)		(2,707)	(3,665)	(3,452)
Disposal (acquisition) of net assets of subsidiaries, net of cash disposed of (10), (85) and (48) in 2015, 2014 and 2013, respectively	2.3	-	232	34
Acquisition of associates and joint ventures	2.4	-	(258)	(173)
Disposals of financial assets		195	532	511
Other investing activities net		342	82	203
Net cash used in investing activities		(2,170)	(3,077)	(2,877)
Financing activities:
Payments of subordinated perpetual capital securities	10.2	-	(657)	-
(Acquisition) disposal of non-controlling interests	10.5.2	-	(17)	1,100
Proceeds from short-term debt		543	1,855	1,172
Proceeds from long-term debt		3,256	2,419	76
Payments of short-term debt		(2,490)	(4,545)	(4,696)
Payments of long-term debt		(501)	(1,282)	(846)
Proceeds from mandatorily convertible notes	10.2	-	-	2,222
Common stock offering		-	-	1,756
Dividends paid (includes 85, 108 and 26 of dividends paid to non-controlling shareholders in 2015, 2014 and 2013 respectively)		(416)	(458)	(415)
Other financing activities net		3	(65)	(128)
Net cash (used in) provided by financing activities		395	(2,750)	241
Effect of exchange rate changes on cash		(267)	(230)	19
Net increase (decrease) in cash and cash equivalents		109	(2,187)	1,679
Cash and cash equivalents:
At the beginning of the year		3,893	6,072	4,402
Reclassification of the period-end cash and cash equivalent (to) from held for sale	2.3	-	8	(9)
At the end of the year		4,002	3,893	6,072
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Accounting principles

1.1         Basis of presentation

1.2         Use of estimates

1.3         Accounting standards applied

Note 2: Scope of consolidation

2.1         Basis of consolidation

2.2         Investments in subsidiaries

2.3         Assets held for sale and divestments

2.4         Investment in associates and joint arrangements

2.5         Other investments

2.6         Income (loss) from investments in associates, joint ventures and other investments

Note 3: Segment reporting

3.1         Reportable segments

3.2         Geographical information

3.3         Sales by type of products

Note 4: Other operating data

4.1         Revenue

4.2         Cost of sales

4.3         Trade accounts receivable and other

4.4         Inventories

4.5         Prepaid expenses and other current assets

4.6         Other assets

4.7         Trade accounts payable and other

4.8         Accrued expenses and other liabilities

Note 5: Goodwill, intangible and tangible assets

5.1         Goodwill and intangible assets

5.2         Property, plant and equipment

5.3         Impairment of intangible assets, including goodwill, and tangible assets

5.4         Biological assets

Note 6: Financing and financial instruments

6.1         Financial assets and liabilities

6.2         Financing costs

6.3         Risk management policy

Note 7: Personnel expenses and employee benefits

7.1         Employees and key management personnel

7.2         Deferred employee benefits

7.3         Share-based payments

Note 8: Provisions, contingencies and commitments

8.1         Provisions overview

8.2         Environmental liabilities and legal proceedings

8.3         Commitments

Note 9: Income taxes

9.1         Income tax expense (benefit)

9.2         Income tax recorded directly in equity

9.3         Uncertain tax positions

9.4         Deferred tax assets and liabilities

9.5         Tax losses, tax credits and other tax benefits carried forward

Note 10: Equity

10.1       Share details

10.2       Equity and hybrid instruments

10.3       Earnings per common share

10.4       Dividends

10.5       Non-controlling interests

Note 11: Related parties

11.1       Sales and trade receivables

11.2       Purchases and trade payables

11.3       Other transactions with related parties

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on February 22, 2016 by the Company’s Board of Directors.

1.1                     Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the  Company’s Venezuelan operations, for which hyperinflationary accounting  is applied (see note 2.2.2.). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

1.2                     Use of estimates

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles and, in particular, making the critical accounting judgments require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

1.3                     Accounting standards applied

1.3.1 Adoption of new amendments to IFRS applicable in 2015

On January 1, 2015, the Company adopted the following amendments which did not have a material impact on the financial statements of the Company:

•         Amendments to IAS 19 “Employee Benefits”, published on November 21, 2013, clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service.

•         Annual Improvements 2010-2012 published by the IASB on December 12, 2013 as part of its annual improvements process made amendments to the following standards:

-          IFRS 2 “Share-based Payment”, amends the definition of vesting condition and market condition and adds definitions for performance condition and service condition

-          IFRS 3 “Business Combinations”, provides additional guidance for accounting for contingent consideration in a business combination

-          IFRS 8 “Operating Segments”, provides clarification of the requirements for the aggregation of operating segments and the reconciliation of the total of the reportable segments’ assets to the entity’s assets

-          IFRS 13 “Fair Value Measurement”, provides additional guidance for the measurement of short-term receivables and payables

-          IAS 16 “Property, Plant and Equipment”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

-          IAS 24 “Related Party Disclosure”, provides additional guidance for the definition of key management personnel

-          IAS 38 “Intangible Assets”, provides additional guidance for the proportionate restatement of accumulated depreciation when the revaluation method is applied

•         Annual Improvements 2011-2013 published by the IASB on December 12, 2013 as part of its annual improvements process made amendments to the following standards:

-          IFRS 1 “First-time Adoption of International Financial Reporting Standards”, provides additional guidance for the effectiveness of IFRSs

-          IFRS 3 “Business Combinations”, clarifies the scope of the exception for joint arrangements

-          IFRS 13 “Fair Value Measurement”, clarifies the scope of the portfolio exception

-          IAS 40 “Investment Property”, provides clarification of the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

1.3.2 New IFRS standards and amendments applicable from 2016 onward

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

On May 12, 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”. The IASB clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” which provides a unified framework for determining the timing, measurement and recognition of revenue. The focus of the new standard is to recognize revenue as performance obligations are met rather than based on the transfer of risks and rewards. IFRS 15 includes a comprehensive set of disclosure requirements including qualitative and quantitative information about contracts with customers to understand the nature, amount, timing and uncertainty of revenue. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. On September 11, 2015, the IASB issued an amendment formalizing a one-year deferral of the effective date for annual periods beginning on or after January 1, 2018, with early application permitted. The Company’s revenue is predominantly derived from the sale of goods under arrangements in which the transfer of risks and rewards of ownership and the fulfillment of the Company’s performance obligations occur at the same time. Therefore, the Company does not expect that the adoption of this new standard will have a material impact to its consolidated financial statements.

On June 30, 2014, the IASB issued amendments to IAS 16 and IAS 41 “Agriculture” which changes the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16, because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these amendments will not have a material impact to the Company’s consolidated financial statements.

On July 24, 2014, the IASB issued the final version of IFRS 9 “Financial Instruments (2014)” which replaces IAS 39, bringing together the classification and measurement, impairment and hedge accounting. The final version of the standard contains requirements in the following areas:

•         Classification and measurement: Financial assets are classified and measured by reference to the business model within which they are held and their contractual cash flow characteristics. Financial liabilities are classified in a similar manner to IAS 39, however there are differences in the requirements regarding the measurement of an entity's own credit risk.

•         Impairment: The standard introduces an 'expected credit loss' model for the measurement of the impairment of financial assets; it is therefore no longer necessary for a credit event to have occurred before a credit loss is recognized.

•         Hedge accounting: The standard introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•         Derecognition: The requirements for derecognition of financial assets and liabilities are carried forward from IAS 39.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect that the adoption of this new standard will have a material impact to its consolidated financial statements.

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

On September 11, 2014, the IASB issued amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” which address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

contribution of assets between an investor and its associate or joint venture.  The amendments set out that a full gain or loss is recognized when the assets constitute a business or a partial gain or loss is recognized when the assets do not constitute a business. On December 17, 2015, the IASB issued an amendment formalizing the deferral of these amendments indefinitely. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

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

The amendments will be effective from annual periods commencing on or after January 1, 2016, with early application permitted. The Company does not expect that the adoption of these new amendments will have a material impact to its consolidated financial statements.

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

On December 18, 2014, the IASB also issued amendments to IAS 1 “Presentation of Financial Statements” which clarify various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of these new amendments will not have a material impact on the consolidated financial statements of the Company.

On January 13, 2016, the IASB issued IFRS 16 “Leases” which will replace IAS 17 “Leases”. This new standard specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 has also been applied. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of this new standard.

On January 19, 2016, the IASB issued amendments to IAS 12 “Income Taxes”. These amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value and how to recognize deferred tax assets for unrealized losses. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. The Company is still in the process of assessing whether there will be a material change to its consolidated financial statements upon adoption of these new amendments.

The Company does not plan to early adopt the new accounting standards and amendments.

NOTE 2: SCOPE OF CONSOLIDATION

2.1     Basis of consolidation

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

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The investment is carried using the equity method of accounting at the cost at the date of the acquisition, adjusted for ArcelorMittal’s share in undistributed earnings or losses since acquisition, less any impairment incurred. Any excess of the cost of the acquisition over the Company’s share of the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is considered as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment. The consolidated statements of operations include the Company’s share of the profit or loss of associates and joint ventures from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity. ArcelorMittal reviews all of its investments in associates and joint ventures at each reporting date to determine whether there is an indicator that the investment may be impaired. If objective evidence indicates that the investment is impaired, ArcelorMittal calculates the amount of the impairment of the investments as being the difference between the higher of the fair value less costs to sell or its value in use and its carrying value. The amount of any impairment is included in income (loss) from associates, joint ventures and other investments in the consolidated statements of operations.

For investments in joint operations, in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement, the Company recognizes its assets, liabilities and transactions, including its share of those incurred jointly.

 Investments in other entities, over which the Company and/or its operating subsidiaries do not have the ability to exercise significant influence and have a readily determinable fair value, are accounted for as available-for-sale at fair value with any resulting gain or loss, net of related tax effect, recognized in the consolidated statements of other comprehensive income, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on an average cost method. The Company reviews the available-for-sale investments at the end of each reporting period to assess whether there is any objective evidence of impairment. A significant or prolonged decline in the fair value of an available-for-sale investment below its cost is objective evidence of impairment. The Company considers a prolonged decline in fair value to occur when the market value remains continuously below the cost for more than two years. When the Company identifies a significant or prolonged decline in fair value, it records an impairment by reclassifying the amount accumulated in other comprehensive income to the consolidated statements of operations. Once an impairment loss is recognized for an investment, any increases in fair value are recorded in other comprehensive income while decreases in fair value are recorded in the consolidated statements of operations. To the extent that these investments do not have a readily determinable fair value, they are accounted for under the cost method.

While there are certain limitations on the Company’s operating and financial flexibility arising from the restrictive and financial covenants of the Company’s principal credit facilities described in note 6.1.2, there are no significant restrictions resulting from borrowing agreements or regulatory requirements on the ability of consolidated subsidiaries, associates and jointly controlled entities to transfer funds to the parent in the form of cash dividends to pay commitments as they come due.

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

2.2 Investments in subsidiaries

2.2.1 List of subsidiaries

The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2015. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

Name of Subsidiary		Country	% of Ownership
	NAFTA
	ArcelorMittal Dofasco Inc.	Canada	100.00%[1]
	ArcelorMittal México S.A. de C.V.	Mexico	100.00%
	ArcelorMittal USA LLC	USA	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Mexico	100.00%
	ArcelorMittal Montreal Inc.	Canada	100.00%[2,3]
	Brazil
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
	ArcelorMittal Belgium N.V.	Belgium	100.00%
	ArcelorMittal España S.A.	Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Romania	99.70%
	ArcelorMittal Poland S.A.	Poland	100.00%
	Industeel Belgium S.A.	Belgium	100.00%
	Industeel France S.A.	France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
	ArcelorMittal Bremen GmbH	Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	France	100.00%
	ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Germany	100.00%
	ArcelorMittal Gipuzkoa S.L.	Spain	100.00%
	ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
	ArcelorMittal Duisburg GmbH	Germany	100.00%
	ACIS
	ArcelorMittal South Africa Ltd. ("AM South Africa")	South Africa	52.02%[4]
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
	Mining
	ArcelorMittal Mines Canada Inc. ("AMMC")	Canada	100.00%[5]
	ArcelorMittal Liberia Ltd	Liberia	85.00%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%
1	As of January 1, 2016, the business formerly carried on by ArcelorMittal Dofasco Inc. is now carried on by ArcelorMittal Dofasco G.P.
2	As of January 1, 2016, the business formerly carried on by ArcelorMittal Montreal Inc. is now carried on by ArcelorMittal Long Products Canada G.P.
3	The preferred shares of ArcelorMittal Montreal Inc. carry the voting rights.
4	On January 15, 2016, the ownership interest increased to 70.55% (see note 10.5.2).
5	ArcelorMittal Mines Canada Inc. holds an 85% interest in joint venture partnerships (see note 10.5.2).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.2.2 Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the principal operating subsidiaries is the local currency, except for ArcelorMittal Mexico, ArcelorMittal Mines Canada and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro. In 2015, ArcelorMittal Kryvyi Rih and ArcelorMittal Temirtau changed their functional currencies from U.S. dollar to their local currencies due to changes in the regulatory and economic environment and transactional currencies of the operations in Ukraine and Kazakhstan.

Transactions in currencies other than the functional currency of a subsidiary are recorded at the rates of exchange prevailing at the date of the transaction. Monetary assets and liabilities in currencies other than the functional currency are remeasured at the rates of exchange prevailing on the date of the consolidated statements of financial position and the related translation gains and losses are reported within financing costs in the consolidated statements of operations. Non-monetary items that are carried at cost are translated using the rate of exchange prevailing at the date of the transaction. Non-monetary items that are carried at fair value are translated using the exchange rate prevailing when the fair value was determined and the related translation gains and losses are reported in the consolidated statements of comprehensive income.

Upon consolidation, the results of operations of ArcelorMittal’s subsidiaries, associates and joint arrangements whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates and assets and liabilities are translated at the year-end exchange rates. Translation adjustments are recognized directly in other comprehensive income and are included in net income (including non-controlling interests) only upon sale or liquidation of the underlying foreign subsidiary, associate or joint arrangement.

Since 2010 Venezuela has been considered a highly inflationary country and therefore the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”) are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars. The Company used estimated general

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

price indices of 146.7%, 67.6% and 56.1% for the years ended December 31, 2015, 2014 and 2013, respectively, for this purpose. As a result of the inflation-related adjustments on monetary items, losses of 161, 47 and 21 were recognized in net financing costs for the years ended December 31, 2015, 2014 and 2013, respectively. The financial statements of Unicon were translated into U.S. dollars at the rates the Company deemed appropriate for dividend remittance which were 13.5, 12.0, 6.3 and 4.3 Bs.F. per U.S. dollar for the years ended December 31, 2015, 2014, 2013 and 2012, respectively, reflecting devaluations of 12.50%, 90.48% and  46.51%, respectively. The following tables present selected consolidated financial information of Unicon as of and for the years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
Revenue	1,325	552	538
Cost of sales	1,085	404	377
Operating income	143	112	120
Net income (loss)	(121)	20	53

	As of December 31,
	2015	2014
Property, plant and equipment	376	157
Total assets	954	509
Total liabilities	326	167
ArcelorMittal’s net investment	628	342

In recent years, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls. In November 2013, the government replaced the Commission for the Administration of Foreign Exchange (“CADIVI”) with a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). In conjunction with this replacement, CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela, and has maintained the official exchange rate of 6.3 Bolivares Fuertes (“Bs.F.”) to 1 U.S. dollar (the “CENCOEX rate”). Entities can continue to seek approval to transact through the CENCOEX mechanism at the official rate, which is honored  only for certain priority transactions.

Additional changes in January 2014 expanded the types of transactions that may be subject to the weekly auction mechanism under the Supplementary Currency Administration System (“SICAD I”). The Company concluded that among other items, future intercompany dividend remittances qualify for the purchase of foreign currency at the SICAD I rate under the revised law. Nevertheless, conversion of dividends at the SICAD I rate or at any other rate is difficult as authorization for dividend remittance is very rare.

In March 2014, a second mechanism called SICAD II came into effect. This mechanism was open to companies and individuals, but the offer for U.S. dollar was significantly lower than demand so amounts exchanged were restricted. The Central Bank of Venezuela fully controlled this mechanism.

In February 2015, the Venezuelan government enacted additional changes to its foreign exchange regime. A new, alternative currency market, the Foreign Currency Marginal System (“SIMADI”), was created with a floating exchange rate generally based on supply and demand. SIMADI substituted the previous SICAD II mechanism. In connection with the establishment of SIMADI, SICAD I became known as SICAD. As a reference, the SIMADI exchange rate started at 170.0 Bs.F. per U.S. dollar in February 2015, and closed at 198.7 Bs.F.as of December 31, 2015. The SICAD exchange rate has been set to 13.5 Bs.F. per U.S. dollar since September 1, 2015.

On February 17, 2016, the Venezuelan government devalued its currency by changing the CENCOEX rate from 6.3 to 10 Bs.F. per U.S. dollar. It also announced the elimination of the SICAD rate and said that beginning February 18, 2016, the SIMADI rate will be allowed to float freely beginning at a rate of approximately 203 Bs.F. per U.S. dollar.

Since 2013, Unicon has been able to settle certain of its U.S. dollar obligations for imported materials at the official rate or SICAD rate and records the gains related to such transactions when the funds are authorized by CENCOEX and the liabilities are paid. In 2015 and 2014, the Company translated its Venezuelan operations at the SICAD rate because it concluded this rate corresponds to the dividend remittance rate in accordance with IFRS requirements and it has been able to settle certain of its U.S. dollar obligations for imported materials at the SICAD rate.  The Company is currently reconsidering the exchange rates it will apply going forward to translate its Venezuelan operations.

The following tables present the selected consolidated financial information of Unicon as of and for the year ended December 31, 2015, had the Company used the SIMADI rate compared to the SICAD rate.

	Year ended December 31, 2015
	SIMADI	SICAD
Revenue	86	1,325
Cost of sales	71	1,086
Operating income	9	143
Net loss	(8)	(121)

	As of December 31, 2015
	SIMADI	SICAD
Property, plant and equipment	26	376
Total assets	65	954
Total liabilities	22	326
ArcelorMittal’s net investment	43	628

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

It is possible that the Venezuelan government will further refine or alter mechanisms through which companies are able to access U.S. dollar, which could change the rate at which ArcelorMittal can access U.S. dollar and the rate used by the Company to translate the financial statements of its Venezuelan operations. This could have an unfavorable impact on the Company’s operating results and financial position. In addition, the foreign exchange controls in Venezuela may limit the ability to repatriate earnings and ArcelorMittal’s Venezuelan operations’ ability to remit dividends and pay intercompany balances at any official exchange rate or at all.

2.2.3 Business combinations

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

2.2.4 Acquisitions

There were no significant acquisitions in 2015 and 2014. On January 11, 2013, ArcelorMittal acquired control of the joint operation DJ Galvanizing, a hot dip galvanizing line located in Canada, through the acquisition of the 50% interest held by the other joint operator. DJ Galvanizing is part of the NAFTA reportable segment. The revenue and the net result consolidated in 2015, 2014 and 2013 amounted to 22, 27 and 21 and (1), (2) and (3) respectively.

The table below summarizes the estimated fair value of the assets acquired and liabilities assumed and the total purchase price allocation for significant acquisitions made in 2013:
2013
DJ Galvanizing
Current assets	2
Property, plant & equipment	112
Total assets acquired	114
Total net assets acquired	114
Previously held equity interests	10
Purchase price, net	57
Bargain purchase	(47)[1]
[1] The amount is related to the fair valuation of the previously held 50% interest.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.3 Assets held for sale and divestments

Non-current assets and disposal groups that are classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition and is marketed for sale at a price that is reasonable in relation to its current fair value. Assets held for sale are presented separately in the consolidated statements of financial position and are not depreciated. Gains (losses) on disposal are recognized in cost of sales.

In December 2015, ArcelorMittal committed to a plan to sell its Long Carbon facilities in the US (Laplace, Steelton and Vinton). These various entities are part of the NAFTA reportable segment. The Company expects to close the transaction during the first quarter of 2016. At December 31, 2015, assets and liabilities subject to the transaction were classified as held for sale and the Company recorded in cost of sales an impairment charge of 231 to write their carrying amount down to the expected net proceeds from the sale. The fair value measurement of the Long Carbon facilities in the US was determined using the contract price, a Level 3 unobservable input.

In December 2015, ArcelorMittal committed to a plan to sell certain of its ArcelorMittal Downstream Solutions operations in the Europe segment. Accordingly, at December 31, 2015, the carrying amount of assets and liabilities subject to the transaction were classified as held for sale and the Company recorded in cost of sales an impairment charge of 18. The Company expects to close the transaction during the first half of 2016.

On October 7, 2015, ArcelorMittal announced it reached an outline agreement for restructuring the shareholding of its Algerian activities (49% interest in the associates ArcelorMittal Algérie and ArcelorMittal Tebessa and 70% interest in the subsidiary ArcelorMittal Pipes and Tubes Algeria). As part of the agreement, ArcelorMittal will transfer such interests to IMETAL, an Algerian state-owned entity. ArcelorMittal Pipes and Tubes Algeria is part of the ACIS reportable segment. Assets and liabilities subject to the transaction were classified as held for sale at December 31, 2015. Previously, on January 10, 2015, ArcelorMittal had completed the sale of a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa, to Sider and the Ferphos Group, two Algerian state-owned entities. The Company accounted for its remaining 49% stake under the equity method. This sale had been contractually agreed on November 25, 2014 in the framework of a strategic agreement signed on October 5, 2013. Accordingly, the related assets and liabilities were classified as held for sale at December 31, 2013 and they remained held for sale as of December 31, 2014. ArcelorMittal Tebessa was part of the Mining reportable segment.  The strategic agreement foresaw also the sale to Sider of a 21% controlling stake in ArcelorMittal Algérie (previously ArcelorMittal Annaba), which had been completed for a nil cash consideration on December 17, 2013. ArcelorMittal Algérie is an integrated steel plant in Algeria producing both flat and long steel products in El Hadjar, Annaba. It was part of the ACIS reportable segment. As a result of the 2013 sale, ArcelorMittal’s stake decreased from 70% to 49% and the Company accounted for its remaining interest under the equity method.

On March 30, 2015, following an agreement signed on October 21, 2014, the Company established the joint venture ArcelorMittal CLN Distribuzione Italia S.r.l. (“AMCDI”) with Coils Lamiere Nastri S.P.A. (“CLN”) through the contribution of assets and liabilities of its wholly owned subsidiary ArcelorMittal Distribution Solutions Italia S.R.L (“AMDSI”). ArcelorMittal holds a 49% stake in AMCDI, which is accounted for under the equity method. Assets and liabilities of AMDSI subject to the transaction were classified as held for sale at December 31, 2014. AMDSI was part of the Europe reportable segment.

On February 26, 2015, following an agreement signed on September 18, 2014, ArcelorMittal established the investment ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Anonim Sirketi (“AM RZK”) with a local partner in Turkey through the contribution of assets and liabilities of the Company’s wholly owned subsidiary Rozak Demir Profil Ticaret ve Sanayi Anonim Sirketi (“Rozak”). ArcelorMittal holds a 50% stake in AM RZK and the investment is accounted for under the equity method. Assets and liabilities of Rozak subject to the transaction were classified as held for sale at December 31, 2014. Rozak was part of the Europe reportable segment.

On January 23, 2015, ArcelorMittal completed the disposal of the building on Avenue de la Liberté in Luxembourg city (the “Liberté Building”), formerly the headquarters of the Company, to the Banque et Caisse d’Epargne de l’Etat (“BCEE”) following a memorandum of understanding signed on November 14, 2014. The property was classified as held for sale at December 31, 2014.

The result on disposal for the above mentioned disposals in 2015 was immaterial. The aggregate net assets disposed of amounted to 97.

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

On December 11, 2014, the Company contributed the shares of an energy production facility in the Czech Republic and a second energy production facility in Poland (Europe segment) with a total carrying  amount of 43 into the new joint venture Tameh Holding Sp.Z.o.o (“Tameh”) created with Tauron Group (see note 2.4). Upon contribution, the interest in the new joint venture was measured at fair value for 120.

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

On December 9, 2013, ArcelorMittal signed an agreement with Bekaert Group (“Bekaert”) to extend its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal agreed to sell to Bekaert 73% of its wire drawing business in ArcelorMittal Costa Rica and Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil, previously a branch of Belgo Bekaert Arames (“BBA”). BBA is a consolidated entity in which ArcelorMittal holds a 55% controlling interest. The two businesses were part of the Brazil reportable segment. ArcelorMittal also acquired a 27% non-controlling interest in the Ideal Alambrec Ecuador plant controlled by Bekaert. The transaction was completed on April 30, 2014.

Also, on December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. (“Kiswire”) in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of 169 (including 21 of external debt), of which 55 for equity and 114 for the net debt outstanding in the subsidiaries being purchased on the closing date. These various entities were part of the Europe reportable segment. At December 31, 2013, the Company wrote the carrying amount down to the net proceeds from the sale by 152 and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of 152 was included in income from associates, joint ventures and other investments for 111 with respect to the 50% interest in Kiswire and in cost of sales for 41 with respect to subsidiaries included in the transaction. The fair value measurement of the steel cord business was determined using the contract price, a Level 3 unobservable input. The sale was completed on May 30, 2014. On the closing date, the Company received a preliminary cash consideration of 55 (39 net of cash of 16 disposed) subsequently revised to 57 after final determination of net debt and working capital situation on closing date. The existing intra group debt of the sold subsidiaries of 102 was assumed by Kiswire and was repaid during the first half of 2015.

The result on disposal for the disposals of Circuit Foil Luxembourg, ATIC, the Bekaert and Kiswire transactions was immaterial. The aggregate net assets disposed of amounted to 250.

On February 20, 2013, ArcelorMittal decreased its shareholding in Baffinland Iron Mines LP (“Baffinland”) from 70% to 50% following a joint operation agreement signed with Nunavut Iron Ore. In consideration, Nunavut Iron Ore correspondingly increased its share of funding for development of Baffinland’s Mary River iron ore project. Baffinland was and remains part of the Mining reportable segment. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights. On October 1, 2013, ArcelorMittal and Nunavut Iron Ore structured the joint arrangement as a joint venture. As a result, the Company derecognized its 50% interest in the assets and liabilities of Baffinland and accounted for its investment under the equity method (see note 2.4).

The table below summarizes the significant divestments made in 2014 and 2013:

	2014	2013
	Kuzbass	ArcelorMittal Algérie
Current assets	6	301
Property, plant and equipment	62	122
Intangible assets	2	-
Other assets	1	24
Total assets	71	447
Current liabilities	151	263
Other long-term liabilities	70	208
Total liabilities	221	471
Total net liabilities	(150)	(24)
Non-controlling interests	-	(7)
Allocated goodwill	3	-
% of net assets sold	99%	21%
Total net liabilities disposed of	(147)	(5)
Cash consideration received	-	-
Write-off of the intra group debt not assumed by the buyer	(113)	-
Reclassification of foreign exchange translation difference	45	-
Gain on disposal	79	5

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

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	2015
	Long Carbon facilities in the US	Downstream Solutions Europe	Algerian operations	Total

ASSETS
Current assets:
Trade accounts receivable and other	39	5	4	48
Inventories	116	14	9	139
Prepaid expenses and other current assets	2	2	8	12
Total current assets	157	21	21	199
Non-current assets:
Intangible assets	7	-	-	7
Property, plant and equipment	54	-	1	55
Other assets	-	1	-	1
Total non-current assets	61	1	1	63
Total assets	218	22	22	262

LIABILITIES
Current liabilities:
Trade accounts payable and other	57	12	14	83
Accrued expenses and other liabilities	17	14	2	33
Total current liabilities	74	26	16	116
Non-current liabilities:
Long-term provisions	79	7	18	104
Total non-current liabilities	79	7	18	104
Total liabilities	153	33	34	220

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.4     Investment in associates and joint arrangements

The Company had the following investments accounted for under the equity method, at December 31, 2015 and 2014:

	Category	Carrying value December 31, 2015	Carrying value December 31, 2014
	Joint ventures	1,443	1,809
	Associates	2,688	2,996
	Individually immaterial joint ventures and associates[1]	780	1,028
	Total	4,911	5,833
[1]

Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2015 and 2014, and none of them has a carrying amount exceeding 100 at December 31, 2015 and 160 at December 31, 2014. In the context of the overall decrease in the balance of Investments in associates and joint ventures in the current year, in 2015 ArcelorMittal has individually disclosed Borcelik, which was not individually disclosed in 2014. AM Gonvarri Brasil and Kalagadi, the latter of which was fully impaired in 2015, are no longer disclosed individually as they are no longer considered significant.

2.4.1 Joint ventures

The following tables summarize the financial information and reconcile it to the carrying amount of each of the Company’s material joint ventures at December 31, 2015 and 2014, as well as the income statement of the Company’s material joint ventures as of December 31, 2013:

	December 31, 2015
Joint Ventures	Calvert	Macsteel International Holdings B.V.	Baffinland	Valin ArcelorMittal Automotive Steel	Tameh	Borcelik	Total
Place of incorporation and operation *	United States	Netherlands	Canada	China	Poland	Turkey
Principal Activity	Steel finishing	Steel trading and distribution	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry	Energy production and supply	Manufacturing and sale of steel
Ownership and voting rights % at December 31, 2015 **	50.00%	50.00%	46.08%	49.00%	50.00%	45.33%
Current assets	742	709	115	276	88	353	2,283
of which Cash and cash equivalents	40	132	7	144	4	59	386
Non-current assets	1,230	368	1,501	735	331	339	4,504
Current liabilities	416	396	168	443	97	253	1,773
of which trade and other payables and provisions	105	154	123	289	96	153	920
Non-current liabilities	1,017	50	406	259	97	47	1,876
of which trade and other payables and provisions	-	2	30	-	7	-	39
Net assets	539	631	1,042	309	225	392	3,138
Company's share of net assets	270	315	480	151	113	178	1,507
Adjustments for differences in accounting policies and other	7	-	(38)[a]	-	-	(33)[b]	(64)
Carrying amount in the statements of financial position	277	315	442	151	113	145	1,443
Revenue	2,094	2,722	-	152	308	838	6,114
Depreciation and amortization	(58)	(1)	-	(26)	(33)	(20)	(138)
Interest income	-	13	-	1	-	1	15
Interest expense	(31)	(10)	-	(16)	(1)	(7)	(65)
Income tax benefit (expense)	-	(5)	(2)	34	(4)	(17)	6
Net income (loss)	(23)	32	(66)	(88)	14	32	(99)
Other comprehensive income (loss)	-	8	-	-	-	(1)	7
Total comprehensive income (loss)	(23)	40	(66)	(88)	14	31	(92)
Cash dividends received by the Company	22	10	-	-	-	9	41

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly United States of America, United Arab Emirates and China.

** The ownership stake is equal to the voting rights percentage.
[a] Adjustment in Baffinland relates primarily to differences in accounting policies regarding revaluation of fixed assets, preferred shares and locally recognized goodwill.
[b] Adjustment in Borcelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2014
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Calvert	Macsteel International Holdings B.V.	Kalagadi Manganese (Propriety) Ltd	Baffinland	Valin ArcelorMittal Automotive Steel	Tameh	Total
Place of incorporation and operation *	Brazil	United States	Netherlands	South Africa	Canada	China	Poland
Principal Activity	Production and distribution of metal products	Steel finishing	Steel trading and distribution	Mining	Development of iron ore mine	Manufacture and distribution of metal products for automotive industry	Energy production and supply
Ownership and voting rights % at December 31, 2014 **	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%	50.00%
Current assets	63	998	918	20	123	198	-	2,320
of which Cash and cash equivalents	12	14	136	1	8	90	-	261
Non-current assets	63	1,242	360	663	1,505	661	240	4,734
Current liabilities	22	586	612	193	101	194	-	1,708
of which trade and other payables and provisions	19	161	271	42	81	124	-	698
Non-current liabilities	3	1,076	55	363	411	252	-	2,160
of which trade and other payables and provisions	2	-	4	8	29	-	-	43
Net assets	101	578	611	127	1,116	413	240	3,186
Company's share of net assets	51	289	306	64	558	202	120	1,590
Goodwill	50	-	-	208	-	-	-	258
Adjustments for differences in accounting policies and other	-	20	-	-	(59)[a]	-	-	(39)
Carrying amount in the statements of financial position	101	309	306	272	499	202	120	1,809
Revenue	235	2,150	3,434	-	-	-	-	5,819
Depreciation and amortization	(5)	(40)	(1)	-	-	-	-	(46)
Interest income	6	-	11	-	-	3	-	20
Interest expense	-	(19)	(8)	-	-	-	-	(27)
Income tax benefit (expense)	(4)	-	(6)	(2)	3	-	-	(9)
Net income (loss)	15	89	44	(6)	(21)	(6)	-	115
Other comprehensive income (loss)	-	-	18	-	-	-	-	18
Total comprehensive income (loss)	15	89	62	(6)	(21)	(6)	-	133
Cash dividends received by the Company	20	-	5	-	-	-	-	25

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly United States of America, United Arab Emirates and China.

** The ownership stake is equal to the voting rights percentage.
[a] Adjustment in Baffinland relates primarily to differences in accounting policies regarding revaluation of fixed assets, preferred shares and locally recognized goodwill.

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
** The investment in Gallatin Steel Company was sold during 2014 (see below).

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. is engaged in the manufacture, including auto parts, and sale of flat rolled steel, to serve, among others, the automotive and metal and mechanics industries in general. The entity processes and distributes steel primarily in Brazil, and is the result of the acquisition in 2008 of Gonvarri Brasil Produtos Siderúrgicos S.A by AM Spain Holding and Gonvarri Steel Industries. At December 31, 2015 the carrying value of ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. was no longer considered significant and therefore no longer separately disclosed.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Kalagadi Manganese

Kalagadi Manganese (Propriety) Ltd (“Kalagadi Manganese”) is a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in the Kalahari Basin in South Africa. In addition, the Company has granted loans for the funding of the mining project amounting to 78 including accrued interest, which have been fully impaired in 2015.

In 2015, the Company tested the investment for impairment and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 12.48%) of the projected future cash flows expected to be generated over the current life-of-the-mine plan or long term production plan. The key assumptions for the value in use calculations are primarily the discount rates, capital expenditure, expected changes to average selling prices, shipments and direct costs during the period. Based on the analysis of value in use, the Company recognized an impairment charge of 283 in income (loss) from investments in associates, joint ventures and other investments (see note 2.6) for the full carrying amount of the investment (205) and loans (78) as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook. At December 31, 2015 the carrying value of Kalagadi was as such no longer considered significant and therefore no longer separately disclosed.

Valin ArcelorMittal Automotive Steel

 Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry and supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. The plant was inaugurated on June 15, 2014.

Baffinland

                Baffinland is a joint venture since October 1, 2013 between ArcelorMittal and Nunavut Iron Ore. Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada) (see also note 2.3). During 2015, ArcelorMittal’s shareholding in Baffinland decreased from 50% to 46.08% following a capital increase only subscribed by Nunavut Iron Ore.

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

Tameh

                 On December 11, 2014, ArcelorMittal and Tauron Group contributed four energy production facilities located in Poland and the Czech Republic into the new arrangement Tameh. The Company concluded that it has joint control over Tameh and accounted for its 50% interest in the joint venture under the equity method. Tameh’s objective is to ensure energy supply to the Company’s steel plants in these countries as well as the utilization of steel plant gases for energy production processes.

Borcelik

Borçelik Çelik Sanayii Ticaret Anonim Şirketi ("Borçelik"), incorporated and located in Turkey, is a joint venture between ArcelorMittal and Borusan Holding involved in the manufacturing and sale of cold-rolled and galvanized flat steel products.

Gallatin Steel

Gallatin Steel Company (“Gallatin Steel”) was a joint venture between ArcelorMittal and Gerdau Ameristeel. Their manufacturing facility, located in Kentucky, USA, produces hot band coils. On October 8, 2014, ArcelorMittal and Gerdau Ameristeel completed the sale of their respective 50% interests in Gallatin Steel to Nucor Corporation for a total consideration of 770. The gain on disposal for the Company’s stake was 193 and is included in income (loss) from investments in associates, joint ventures and other investments for the year ended December 31, 2014.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.4.2       Associates

The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2015 and 2014, as well as the income statement of the Company’s material associates as of December 31, 2013:

	December 31, 2015
Associates	China Oriental	DHS GROUP	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date	Jun 30, 2015	Sep 30, 2015	Sep 30, 2015	Sep 30, 2015	Sep 30, 2015
Place of incorporation and operation *	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2015 **	46.99%	33.43%	35.00%	35.00%	28.47%
Current assets	2,049	1,630	2,360	1,381	346	7,766
Non-current assets	1,558	2,948	3,790	999	525	9,820
Current liabilities	1,822	564	1,890	536	147	4,959
Non-current liabilities	186	936	2,360	289	162	3,933
Non controlling interests	90	139	441	133	27	830
Net assets attributable to equity holders of the parent	1,509	2,939	1,459	1,422	535	7,864
Company's share of net assets	709	983	511	498	152	2,853
Adjustments for differences in accounting policies and other	-	43 [a]	-	(54)[b]	7	(4)
Other adjustments ***	(105)	(34)	(15)	(3)	(4)	(161)
Carrying amount in the statements of financial position	604	992	496	441	155	2,688
Revenue	1,768	1,603	5,642	2,194	628	11,835
Profit or loss from continuing operations	6	(47)	169	102	61	291
Net income (loss)	10	(45)	109	102	47	223
Other comprehensive income	(1)	-	(35)	(53)	-	(89)
Total comprehensive income (loss)	9	(45)	74	49	47	134
Cash dividends received by the Company	-	4	15	14	-	33
____________
* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
** The ownership stake is equal to the voting rights percentage, except for Stalprodukt whose voting rights correspond to 28.26%.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2015 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

[a] The amount for DHS GROUP includes an adjustment to align with the Company’s accounting policies mainly linked to property, plant and equipment, inventory and pension.
[b] Adjustment in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.
[c] Date of the latest available financial statements is September 30, 2015.

	December 31, 2014
Associates	China Oriental	DHS GROUP	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt SAc	Total
Financial statements reporting date	Jun 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014
Place of incorporation and operation *	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2014 **	47.01%	33.43%	35.00%	35.00%	33.77%
Current assets	2,473	1,844	2,767	1,635	338	9,057
Non-current assets	1,568	3,245	4,085	1,131	577	10,606
Current liabilities	1,681	591	1,986	689	169	5,116
Non-current liabilities	789	1,095	2,694	463	212	5,253
Non controlling interests	83	157	550	104	37	931
Net assets attributable to equity holders of the parent	1,488	3,246	1,622	1,510	497	8,363
Company's share of net assets	700	1,085	568	529	168	3,050
Adjustments for differences in accounting policies and other	-	68 [a]	-	(65)[b]	9	12
Other adjustments ***	(3)	(28)	(20)	(6)	(9)	(66)
Carrying amount in the statements of financial position	697	1,125	548	458	168	2,996
Revenue	2,545	2,000	6,196	2,550	684	13,975
Profit or loss from continuing operations	22	(68)	153	102	33	242
Post-tax profit or loss from discontinued operations	-	-	(2)	-	-	(2)
Net income (loss)	6	(75)	98	99	24	152
Other comprehensive income	-	-	40	14	-	54
Total comprehensive income (loss)	6	(75)	138	113	24	206
Cash dividends received by the Company	-	-	16	10	-	26

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
** The ownership stake is equal to the voting rights percentage, except for Stalprodukt whose voting rights correspond to 38.20%.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2014 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

a The amount for DHS GROUP includes an adjustment to align with the Company’s accounting policies mainly linked to property, plant and equipment, inventory and pension.
b Adjustment in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.
c Date of the latest available financial statements is September 30, 2014.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2013
Associates	China Oriental	DHS GROUP	Hunan Valin Steel Tube and Wire Co., Ltd.[a]	Gestamp[b]	Gonvarri Steel Industries	Stalprodukt SAb	Total
Financial statements reporting date	Jun 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013	Sep 30, 2013
Place of incorporation and operation *	Bermuda	Germany	China	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2013 **	47.01%	33.43%	20.03%	35.00%	35.00%	33.77%
Revenue	2,639	1,941	7,070	5,631	2,495	666	20,442
Profit or loss from continuing operations	24	(169)	(39)	138	38	19	11
Post-tax profit or loss from discontinued operations							-
Net income (loss)	8	(173)	(45)	102	37	14	(57)
Other comprehensive income (loss)	1	-	(2)	(71)	(30)	-	(102)
Total comprehensive income (loss)	9	(173)	(47)	31	7	14	(159)
Cash dividends received by the Company	-	15	-	23	39	1	78
* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
** The ownership stake is equal to the voting rights percentage, except for Stalprodukt whose voting rights correspond to 38.20%.
a Following the exercise of the third put option, the accounting treatment for Hunan Valin changed from equity method to available-for-sale (see below).
b Date of the latest available financial statements is September 30, 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

China Oriental

China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel conglomerate listed on the Hong Kong Stock Exchange (“HKEx”). However, China Oriental’s shares were suspended from trading as of April 29, 2014. On November 8, 2007, ArcelorMittal purchased approximately 820,000,000 China Oriental shares for a total consideration of 644, or a 28.02% equity interest. On December 13, 2007, the Company entered into a shareholder’s agreement which enabled it to become the majority shareholder of China Oriental and to finally raise its equity stake in China Oriental to 73.13%. At the time of the close of its tender offer on February 4, 2008 ArcelorMittal had reached a 47% shareholding in China Oriental. The measures to restore the minimum free float of 25% as per the HKEx listing requirement were achieved by means of sale of 17.4% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. On March 25, 2011, these agreements were extended until April 30, 2014. On April 30, 2014, following simultaneously with the exercise by Deutsche Bank of its put option with respect to a 7.5% stake in China Oriental, the Company sold this investment to Macquarie Bank and entered into a put option arrangement with the latter maturing on April 30, 2015. The Company extended the existing put options agreement with ING in relation to a further 9.9% stake in China Oriental until April 30, 2015. On April 30, 2015, ING Bank and Macquarie Bank exercised their put option for their respective 9.9% and 7.5% stakes in China Oriental. Accrued expenses and other liabilities and prepaid expenses and other current assets decreased by 96 and 112, respectively, as a result of these changes. The Company had not derecognized the 17.4% stake in China Oriental as it retained its exposure to significant potential risks and rewards of the investment through the put options. In order to restore the minimum free float requirement, the Board of China Oriental has determined to issue a certain number of new shares, but as of December 31, 2015 China Oriental has not determined how many or when new shares will be issued.

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

As at December 31, 2013, the investment had a value of 222 based on the quoted stock price of China Oriental at the Hong Stock Exchange. The Company believed that the quoted share price was not a reliable representation of market value as the shares were thinly traded. The Company could not conclude that the security was dealt with on an active market where transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

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

Gestamp

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

On February 1, 2016, ArcelorMittal completed the sale of its 35% stake in Gestamp Automoción ("Gestamp") to the majority shareholder, the Riberas family, for a total cash consideration of €875 million (952). The transaction is unconditional and payment is expected to be made to ArcelorMittal within six months. In addition to the cash consideration, ArcelorMittal will receive a payment of €10 million (11) as a 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Gonvarri Steel Industries

Holding Gonvarri SL (“Gonvarri Steel Industries”) is dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.

Stalprodukt SA

Stalprodukt SA is a leading manufacturer and exporter of highly processed steel products based in Poland. As of December 31, 2015 and 2014, the investment had a market value of 155 and 261, respectively. On December 16, 2015, the Company sold 356,424 shares in Stalprodukt, which resulted in a decrease in the ownership percentage from 33.77% to 28.47%. The Company recorded a loss on disposal of 6 in income (loss) from investments in associates, joint ventures and other investments (see note 2.6).

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

On February 6, 2013 and August 6, 2013, the Company exercised the first and second put options on Hunan Valin. Its interest in the associate decreased accordingly from 30% to 20%. The aggregate resulting gain on disposal was recorded as income (loss) from investments in associates, joint ventures and other investments and amounted to 45, including the proportional reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 33. The total consideration was 194, of which 169 was reinvested into a capital increase and into the acquisition of an additional 16% interest in VAMA, in which the Company increased accordingly its stake from 33% to 49%.

As a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. Accordingly, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statements of financial position. The resulting loss on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 76. This amount consisted of a gain of 13 on disposal of the 5% stake and the reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 61, offset by a loss of 150 with respect to the remeasurement at fair value of the remaining interest of 15%.

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

2.4.3       Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes, in aggregate, the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2015		December 31, 2014
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	297	483	442	586
Share of:
Income (loss) from continuing operations	11	(15)	(3)	13
Other comprehensive income (loss)	(8)	6	-	-
Total comprehensive income (loss)	3	(9)	(3)	13

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company’s unrecognized share of accumulated losses in ArcelorMittal Algérie amounted to 8, 49 and 4 for the years ended December 31, 2015, December 31, 2014 and December 31, 2013, respectively. The Company’s unrecognized share of accumulated losses in AM RZK amounted to 7 for the year ended December 31, 2015.

The Company assessed the recoverability of its investments accounted for using the equity method whenever there was an indication of impairment. In determining the value in use of its investments, the Company estimated its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. Based on the analysis of the higher of fair value and value in use as of December 31, 2015 the Company recorded an impairment charge 69 in respect of its investment in Uttam Galva Steels Ltd (“Uttam Galva”) (a manufacturer of cold rolled steel and galvanized steel based in India in which the Company holds a 29% interest). In determining the value in use of its investment in Uttam Galva, the Company estimated its share in the present value (using a pre-tax discount rate of 13.91%) of the projected future cash flows expected to be generated by operations. The value in use was based on cash flows for a period of five years, which were extrapolated for the remaining years based on an estimated growth rate not exceeding the average long-term growth rate for the relevant markets. In addition to the impairment of the carrying value, the Company recorded an impairment charge on the loans related to Uttam Galva for 69. In addition, the Company recorded in impairment charge of 283 in respect of its investment in Kalagadi (see above) and 22 with respect of the Company’s 25% interest in the Northern Cape Iron Ore Mining Project, an associate in South Africa. For the remaining investments the Company concluded that no impairment was required. For the year ended December 31, 2014 the Company recorded an impairment loss of 621 in respect of its investment in China Oriental (see above). For the year ended December 31, 2013 the Company recorded an impairment loss of 111 in respect of its investment in Coal of Africa as a result of lower profitability and decline in market value. The Company applied a Level 1 fair value measurement and adjusted the carrying amount to the market value of 11 at December 31, 2013.

The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates nor are there any contingent liabilities incurred jointly with other investors. See note 8.3 for disclosure of commitments related to associates and joint ventures.

2.4.4       Investments in joint operations

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2015 and 2014:

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

2.5          Other investments

The Company holds the following other investments:

	December 31,
	2015	2014
Available-for-sale securities (at fair value)	646	1,022
Investments accounted for at cost	46	180
Total	692	1,202

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

On October 10, 2013, following the completion of the sale of 233,169,183 shares in Erdemir by way of a single accelerated bookbuilt offering to institutional investors, the Company’s interest in Erdemir decreased from 18.74% to 12.08%. The sale proceeds amounted to 267. The loss on disposal amounting to 57 was recorded in income (loss) from investments in associates, joint ventures and other investments. The loss corresponded to the proportional reclassification from other comprehensive income to the consolidated statements of operations of unrealized losses on available-for-sale securities.

As of December 31, 2015 and 2014, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 441 and 809, respectively. Unrealized gains (losses) recognized in reserves amounted to nil and 299 for the year ended December 31, 2015 and 2014, respectively. The Company reviewed the investment in Erdemir for impairment during the first quarter of 2014 and concluded that there was a prolonged decline in fair value that remained continuously below cost for more than two years. Accordingly, it recorded an impairment charge of 56 in income (loss) from investments in associates, joint ventures and other investments. During the fourth quarter of 2015, the fair value of Erdemir decreased further and the Company accordingly recorded an additional impairment charge of 101 in income (loss) from investments in associates, joint ventures and other investments for the year ended December 31, 2015.

Hunan Valin

As of December 31, 2015 and 2014, the fair value of ArcelorMittal’s remaining stake in Hunan Valin amounted to 153 and 192. Unrealized gains recognized in other comprehensive income amounted to 62 and 101 for the year ended December 31, 2015 and 2014.

Gerdau

On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau whereby ArcelorMittal exchanged unlisted shares of Gerdau against listed shares and a cash consideration of 28. The share swap resulted in a gain of 55 recorded as income (loss) from investments in associates, joint ventures and other investments. The unlisted shares were accounted for at cost, whereas the exchanged listed shares are accounted for at fair value. As of December 31, 2015, the fair value of ArcelorMittal’s stake in Gerdau amounted to 36. Unrealized losses recognized in other comprehensive income amounted to 28 for the year ended December 31, 2015.

The Company reviewed the investments in Hunan Valin and Gerdau for impairment and concluded that there was no impairment trigger.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In addition, pursuant to these arrangements, the Company had a receivable of 33 and 37 at December 31, 2015 and December 31, 2014, respectively (classified as “Other assets”), which does not bear interest, is forgiven upon default and will be repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

2.6          Income (loss) from investments in associates, joint ventures and other investments

Income (loss) from investments in associates, joint ventures and other investments for the years ended December 31, 2015, 2014 and 2013 consisted of the following:

	Year ended December 31,
	2015	2014	2013
Share in net earnings of equity-accounted companies	(59)	267	(15)
Impairment charges[1]	(565)	(677)	(422)
Gain (loss) on disposal[2]	46	179	(4)
Dividend income	76	59	55
Other[3]	-	-	(56)
Total	(502)	(172)	(442)

1Mainly includes impairment charges in respect of the Company’s investments in Kalagadi, Uttam Galva and Northern Cape Iron Ore Mining Project (see note 2.4), and 101 in respect of the Company’s investment in Erdemir (see note 2.5) for the year ended December 31, 2015.

Includes impairment charges of 56 relating to Erdemir (see note 2.5) and 621 relating to the Company’s 47% stake in the associate China Oriental (see note 2.4) for the year ended December 31, 2014.

Includes impairment charges of 200 related to China Oriental (see note 2.4), 111 relating to the Company’s 50% interest in the associate Kiswire ArcelorMittal Ltd in the framework of the agreed sale of certain steel cord assets to the joint venture partner Kiswire Ltd. and 111 relating to the associate Coal of Africa as a result of lower profitability and decline in market value for the year ended December 31, 2013.

2 Mainly includes a net gain of 55 relating to the Gerdau share swap (see note 2.5) for the year ended December 31, 2015.

Includes a 193 gain on disposal of the Company’s 50% interest in Gallatin (see note 2.4) and a net loss of 14 related to the disposal of the Hunan Valin shares (see note 2.4) for the year ended December 31, 2014.

Includes a charge of 57 following the disposal of a 6.66% interest in Erdemir shares by way of a single accelerated bookbuilt offering to institutional investors and a gain of 45 with respect to the sale of a 10% interest in Hunan Valin following the exercise of the first and second put options (see note 2.4) and a gain of 8 following the exercise of put options reducing the Company’s stake in Coils Lamiere Nastri (“CLN”) S.p.a. from 35.00% to 24.55%, including a loss of 4 corresponding to the proportional reclassification of the accumulated negative foreign exchange translation reserve from other comprehensive income to the statements of operations for the year ended December 31, 2013.

3Includes a 56 expense for contingent consideration with respect to the Gonvarri Brasil acquisition made in 2008 for the year ended December 31, 2013.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 3: SEGMENT REPORTING

3.1     Reportable segments

The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. ArcelorMittal’s CODM is the group management board “GMB”.

These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.

ArcelorMittal’s segments are structured as follows:

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

•      ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•      Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It supplies the Company and third party customers with iron ore and coal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2013
	Sales to external customers	19,416	9,877	40,086	8,254	1,659	148	-	79,440
	Intersegment sales**	229	271	421	164	4,107	606	(5,798)	-
	Operating income (loss)	630	1,204	(985)	(457)	1,176	(298)	(73)	1,197
	Depreciation	767	691	2,003	542	642	50	-	4,695
	Impairment	-	-	86	196	162	-	-	444
	Capital expenditures	422	276	990	398	1,342	24	-	3,452
	Year ended December 31, 2014
	Sales to external customers	21,030	9,558	39,224	8,032	1,320	118	-	79,282
	Intersegment sales**	132	479	328	236	3,650	419	(5,244)	-
	Operating income (loss)	386	1,388	737	95	565	(264)	127	3,034
	Depreciation	706	457	1,510	525	703	38	-	3,939
	Impairment	114	-	57	-	63	30	-	264
	Capital expenditures	505	497	1,052	573	993	45	-	3,665
	Year ended December 31, 2015
	Sales to external customers	17,225	7,954	31,586	5,932	824	57	-	63,578
	Intersegment sales**	68	549	307	196	2,563	311	(3,994)	-
	Operating income (loss)	(705)	628	171	(624)	(3,522)	(140)	31	(4,161)
	Depreciation	616	336	1,192	408	614	26	-	3,192
	Impairment	526	176	398	294	3,370	-	-	4,764
	Capital expenditures	392	422	1,045	365	476	7	-	2,707

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income (loss) to net income is as follows:

	Year ended December 31,
	2015	2014	2013
Operating income (loss)	(4,161)	3,034	1,197
Loss from investments in associates and joint ventures	(502)	(172)	(442)
Financing costs - net	(2,858)	(3,382)	(3,115)
Income (loss) before taxes	(7,521)	(520)	(2,360)
Income tax expense	902	454	215
Net loss (including non-controlling interests)	(8,423)	(974)	(2,575)

The Company does not regularly provide assets for each reportable segment to the CODM.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

3.2     Geographical information

Geographical information, by country or region, is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. Unless otherwise stated in the table heading as a segment disclosures, these disclosure are specific to the country or region stated. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness.

Sales (by destination)

	Year ended December 31,
	2015	2014	2013
Americas
United States	13,619	17,312	15,625
Brazil	3,809	6,299	6,576
Canada	2,913	3,462	3,299
Mexico	1,913	2,216	2,081
Argentina	1,370	1,161	1,279
Venezuela	1,334	612	676
Others	951	1,235	1,505
Total Americas	25,909	32,297	31,041

Europe
Germany	5,473	6,649	6,834
France	3,743	4,499	4,764
Spain	3,406	3,907	3,900
Poland	3,023	3,815	3,523
Italy	2,278	2,701	2,771
Turkey	1,962	2,576	2,469
Czech Republic	1,476	1,579	1,608
United Kingdom	1,246	1,480	1,442
Belgium	1,108	1,268	1,264
Netherlands	867	917	904
Russia	638	1,216	1,618
Romania	583	728	755
Others	4,024	4,948	5,071
Total Europe	29,827	36,283	36,923

Asia & Africa
South Africa	2,111	2,629	2,908
China	557	941	1,395
Morocco	533	696	744
Kazakhstan	456	668	791
South Korea	242	593	277
India	197	225	406
Others	3,746	4,950	4,955
Total Asia & Africa	7,842	10,702	11,476

Total	63,578	79,282	79,440

Revenues from external customers attributed to the country of domicile (Luxembourg) were 85, 53 and 118 as of December 31, 2015, 2014 and 2013, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Non-current assets* per significant country:

		December 31,
		2015	2014
	Americas
	Canada	5,274	5,723
	United States	4,289	5,799
	Brazil	3,770	5,815
	Mexico	952	1,324
	Venezuela	376	157
	Argentina	179	210
	Trinidad and Tobago	-	199
	Others	24	26
	Total Americas	14,864	19,253

	Europe
	France	4,468	4,988
	Germany	2,546	2,900
	Belgium	2,493	2,666
	Ukraine	2,439	3,727
	Poland	2,140	2,373
	Spain	1,945	2,667
	Luxembourg	1,266	1,409
	Czech Republic	632	695
	Romania	610	681
	Bosnia and Herzegovina	202	230
	Italy	174	201
	Others	251	304
	Total Europe	19,166	22,841

	Asia & Africa
	Kazakhstan	1,168	2,173
	South Africa	767	1,393
	Morocco	118	143
	Liberia	25	1,436
	Others	121	136
	Total Africa & Asia	2,199	5,281

	Unallocated assets	18,291	23,747
	Total	54,520	71,122

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

3.3          Sales by type of products

The table below presents sales to external customer by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

	Year ended December 31,
	2015	2014	2013
Flat products	36,226	44,863	43,737
Long products	13,996	18,671	19,331
Tubular products	2,809	2,518	2,401
Mining products	824	1,319	1,659
Others	9,723	11,911	12,312
Total	63,578	79,282	79,440

NOTE 4: OPERATING DATA

4.1          Revenue

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

Revenue from the sale of iron ore is recognized when the risk and rewards of ownership are transferred to the buyer. The selling price is contractually determined on a provisional basis, based on a reliable estimate of the selling price and adjustments in the price may subsequently occur depending on movements in the reference price or contractual iron ore prices to the date of the final pricing and final product specifications.

ArcelorMittal records amounts billed to a customer in a sale transaction for shipping and handling costs as sales and the related shipping and handling costs incurred as cost of sales.

4.2          Cost of sales

Cost of sales recognized in the years ended December 31, 2015, 2014 and 2013 is as follows:

	Year ended December 31,
	2015	2014	2013
Materials	41,788	50,760	51,780
Labor costs	9,125	10,722	10,410
Logistic expenses	4,252	5,020	4,924
Depreciation and amortization	3,192	3,939	4,695
Impairment	4,764	264	444
Other	2,075	2,583	2,994
Total	65,196	73,288	75,247

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

4.3          Trade accounts receivable and other

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

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	2015	2014
Gross amount	2,849	3,871
Allowance for doubtful accounts	(170)	(175)
Total	2,679	3,696

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

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	2015	2014
NAFTA	277	307
Brazil	610	815
Europe	1,447	2,021
ACIS	274	450
Mining	69	100
Other activities	2	3
Total	2,679	3,696

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	2015			2014
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	1,966	(6)	1,960	2,942	(1)	2,941
Overdue 1-30 days	335	(2)	333	477	(2)	475
Overdue 31-60 days	106	(1)	105	111	(1)	110
Overdue 61-90 days	47	(1)	46	50	(1)	49
Overdue 91-180 days	114	(2)	112	57	(5)	52
More than 180 days	281	(158)	123	234	(165)	69
Total	2,849	(170)	2,679	3,871	(175)	3,696

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2012	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2013
202	69	(45)	(8)	218

Balance as of December 31, 2013	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2014
218	43	(44)	(42)	175

Balance as of December 31, 2014	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2015
175	41	(19)	(27)	170

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2015, 2014 and 2013 was $33.1 billion, $37.8 billion and $35.4 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013 were $116 million, $150 million and $172 million, respectively.

4.4          Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and an allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost, inclusive of freight, shipping, handling as well as any other costs incurred in bringing the inventories to their present location and condition. Interest charges, if any, on purchases have been recorded as financing costs. Costs incurred when production levels are abnormally low are capitalized as inventories based on normal capacity with the remaining costs incurred recorded as a component of cost of sales in the consolidated statements of operations.

Net realizable value represents the estimated selling price at which the inventories can be realized in the normal course of business after allowing for the cost of conversion from their existing state to a finished condition and for the cost of marketing, selling, and distribution. Net realizable value is estimated based on the most reliable evidence available at the time the estimates were made of the amount that the inventory is expected to realize, taking into account the purpose for which the inventory is held.

Previous write downs are reversed in case the circumstances that previously caused inventories to be written down below cost no longer exist.

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,707 and 1,293 as of December 31, 2015 and 2014, respectively, are comprised of the following:

	December 31,
	2015	2014
Finished products	4,777	6,264
Production in process	2,971	3,701
Raw materials	4,032	5,691
Manufacturing supplies, spare parts and other	1,644	1,648
Total	13,424	17,304

Note 4.2 discloses the cost of inventories recognized as an expense during the year.

The amount of inventory pledged as collateral was nil as of December 31, 2015 and 2014.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The movement in the inventory reserve is as follows:

Balance as of December 31, 2012	Additions*	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2013
1,427	440	(364)	(8)	1,495

Balance as of December 31, 2013	Additions*	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2014
1,495	355	(387)	(170)	1,293

Balance as of December 31, 2014	Additions*	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2015
1,293	932	(312)	(206)	1,707
* Additions exclude write-downs of inventories written back or utilized during the same financial year.

4.5          Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2015	2014
VAT receivables	850	1,102
Income tax receivable	115	106
Derivative financial instruments	128	192
Prepaid expenses and non-trade receivables	406	544
Collateral related to the put agreement on China Oriental [1]	-	112
Other[2]	360	571
Total	1,859	2,627

1   The consideration for the disposal of a 17.40% interest in China Oriental shares was paid to Macquarie Bank and ING as collateral to secure the obligations of the Company under put agreements. The put option agreements matured on April 30, 2015. See note 2.4.2.

2 Other includes mainly advances to employees, accrued interest, amounts receivables from public authorities and other miscellaneous receivables.

4.6 Other assets

Other assets consisted of the following:

		December 31,
		2015	2014
	Financial amounts receivable	166	454
	Long-term VAT receivables	197	279
	Cash guarantees and deposits	181	231
	Accrued interest	74	151
	Assets in pension funds[1]	18	32
	Income tax receivable	9	11
	Derivative financial instruments	90	4
	Other[2]	185	266
	Total	920	1,428
1	The pension funds are mainly related to units in Canada.
2	Other mainly includes cash deposits, receivables from public authorities and receivables from the sale of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

4.7 Trade accounts payable and other

Trade accounts payable are obligations to pay for goods that have been acquired in the ordinary course of business from suppliers. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The carrying value of trade accounts payable approximates fair value.

4.8 Accrued expenses and other liabilities

Accrued expenses and other liabilities are comprised of the following as of December 31:

	2015	2014
Accrued payroll and employee related expenses	1,568	1,869
Collection under TSR programs	1,439	1,256
Accrued interest and other payables	1,026	979
Payable from acquisition of intangible, tangible & financial assets	852	915
Other amounts due to public authorities	559	528
Derivative financial instruments	133	134
Unearned revenue and accrued payables	56	59
Total	5,633	5,740

NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

5.1          Goodwill and intangible assets

The carrying amounts of goodwill and intangible assets are summarized as follows:

	2015	2014
Goodwill on acquisitions	5,143	7,322
Concessions, patents and licenses	266	488
Customer relationships and trade marks	170	278
Other	13	16
Total	5,592	8,104

Goodwill

Goodwill arising on an acquisition is recognized as previously described within the business combinations section in note 2.2.3. Goodwill is allocated to those groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose and in all cases is at the operating segment level, which represents the lowest level at which goodwill is monitored for internal management purposes.

Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2013	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2014
NAFTA	2,398	-	(62)	-	2,336
Brazil	2,332	-	(275)	-	2,057
Europe	663	-	(48)	(11)	604
ACIS	1,456	-	1	-	1,457
Mining	886	-	(15)	(3)	868
Total	7,735	-	(399)	(14)	7,322

	December 31, 2014	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2015
NAFTA	2,336	-	(127)	-	2,209
Brazil	2,057	-	(631)	-	1,426
Europe	604	-	(57)	-	547
ACIS	1,457	-	(496)	-	961
Mining	868	(854)	(14)	-	-
Total	7,322	(854)	(1,325)	-	5,143

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Intangible assets

Intangible assets are recognized only when it is probable that the expected future economic benefits attributable to the assets will accrue to the Company and the cost can be reliably measured. Intangible assets acquired separately by ArcelorMittal are initially recorded at cost and those acquired in a business combination are initially recorded at fair value at the date of the business combination. These primarily include the cost of technology and licenses purchased from third parties and operating authorizations granted by governments or other public bodies (concessions). Intangible assets are amortized on a straight-line basis over their estimated economic useful lives, which typically do not exceed five years. Amortization is included in the consolidated statements of operations as part of depreciation.

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

Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2013	1,118	1,667	867	3,652
Acquisitions	18	-	4	22
Disposals	(10)	(10)	-	(20)
Foreign exchange differences	(129)	(164)	(5)	(298)
Divestments (note 2.3)	(14)	(3)	(2)	(19)
Transfers to assets held for sale (note 2.3)	-	(47)	-	(47)
Transfers and other movements	(10)	(18)	(3)	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	969	1,348	60	2,377
Acquisitions	11	-	3	14
Disposals	(8)	-	(1)	(9)
Foreign exchange differences	(160)	(206)	(6)	(372)
Transfers to assets held for sale (note 2.3)	-	(52)	(29)	(81)
Transfers and other movements	10	(13)	9	6
Fully amortized intangible assets *	(92)	-	-	(92)
At December 31, 2015	730	1,077	36	1,843

Accumulated amortization and impairment losses
At December 31, 2013	548	1,256	849	2,653
Disposals	(10)	(10)	-	(20)
Amortization charge	55	88	3	146
Foreign exchange differences	(87)	(130)	(5)	(222)
Divestments (note 2.3)	(10)	(3)	(2)	(15)
Transfers to assets held for sale (note 2.3)	-	(34)	-	(34)
Transfers and other movements	(11)	(20)	-	(31)
Fully amortized intangible assets *	(4)	(77)	(801)	(882)
At December 31, 2014	481	1,070	44	1,595
Disposals	(7)	-	-	(7)
Amortization charge	37	65	7	109
Impairment charge	157	-	-	157
Foreign exchange differences	(107)	(163)	(6)	(276)
Transfers to assets held for sale (note 2.3)	-	(52)	(22)	(74)
Transfers and other movements	(5)	(13)	-	(18)
Fully amortized intangible assets *	(92)	-	-	(92)
At December 31, 2015	464	907	23	1,394

Carrying amount
At December 31, 2014	488	278	16	782
At December 31, 2015	266	170	13	449

* Fully amortized assets in 2014 correspond mainly to favorable contracts that are no longer used by the Company and exploration and evaluation assets. Fully amortized assets in 2015 correspond mainly to concessions.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 227, 259 and 270 in the years ended December 31, 2015, 2014, and 2013, respectively.

5.2          Property, plant and equipment

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

During 2014, the Company performed a review of the useful lives of its assets and determined its maintenance and operating practices enabled a change in the useful lives of plant and equipment. Maintenance practices employed served to preserve and extend the operating life of certain of these assets, while operating practices in the current economic environment also contributed to the extension of asset useful life beyond previous estimates. The Company thus revised the useful lives due to its determination that certain of its existing assets had been used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment were lengthened.

The Company’s most recent review of useful lives leveraged the experience and specialized knowledge of ArcelorMittal’s network of chief technical officers. The chief technical officer network includes engineers with facility-specific expertise relating to plant and equipment used in the principal production units of the Company’s operations.  In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs,

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

and asset performance history, among other attributes. In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment.  Other factors the Company considered in its determination of useful lives included the expected use of the assets, technical or commercial obsolescence, and operational factors that led to improvements in monitoring and process control that contribute to longer asset lives. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units. Depreciation charge for the year ended December 31, 2014 decreased by 702 as a result of changes in estimated useful lives.

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

Property, plant and equipment are summarized as follows:

	Land, buildings and Improvements	Machinery and equipment	Construction in progress	Mining Assets	Total
Cost
At December 31, 2013	16,344	61,565	4,163	4,159	86,231
Additions	21	632	2,958	59	3,670
Foreign exchange differences	(2,227)	(7,919)	(354)	(114)	(10,614)
Disposals	(186)	(1,504)	(41)	(32)	(1,763)
Divestments (note 2.3)	(209)	(767)	(67)	(53)	(1,096)
Transfers to assets held for sale (note 2.3)	(167)	(76)	(1)	-	(244)
Other movements *	254	1,927	(2,112)	68	137
At December 31, 2014	13,830	53,858	4,546	4,087	76,321
Additions	24	293	2,446	18	2,781
Foreign exchange differences	(2,196)	(11,161)	(810)	(594)	(14,761)
Disposals	(104)	(980)	(6)	(4)	(1,094)
Transfers to assets held for sale (note 2.3)	(66)	(518)	(11)	-	(595)
Other movements *	244	2,342	(2,655)	152	83
At December 31, 2015	11,732	43,834	3,510	3,659	62,735

Accumulated depreciation and impairment
At December 31, 2013	4,955	28,485	175	1,384	34,999
Depreciation charge for the year	428	3,127	-	227	3,782
Impairment (note 5.3)	44	202	7	11	264
Disposals	(129)	(1,395)	(6)	(27)	(1,557)
Foreign exchange differences	(1,171)	(5,428)	(22)	(61)	(6,682)
Divestments (note 2.3)	(128)	(625)	(1)	(50)	(804)
Transfers to assets held for sale (note 2.3)	(81)	(60)	-	-	(141)
Other movements	39	(85)	(11)	52	(5)
At December 31, 2014	3,957	24,221	142	1,536	29,856
Depreciation charge for the year	367	2,475	-	235	3,077
Impairment (note 5.3)	179	1,530	940	1,104	3,753
Disposals	(83)	(899)	(4)	(4)	(990)
Foreign exchange differences	(1,039)	(6,671)	(19)	(379)	(8,108)
Transfers to assets held for sale (note 2.3)	(40)	(499)	(1)	-	(540)
Other movements	3	43	2	(61)	(13)
At December 31, 2015	3,344	20,200	1,060	2,431	27,035

Carrying amount
At December 31, 2014	9,873	29,637	4,404	2,551	46,465
At December 31, 2015	8,388	23,634	2,450	1,228	35,700

* Other movements predominantly represent transfers from construction in progress to other categories.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2015 and 2014 was, respectively, 368 and 230 (including 253 and 0 in Brazil, 80 and 96 in NAFTA and 35 and 134 in the Europe segments).

The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 74 and 87 at December 31, 2015 and 2014 respectively.

Such assets are carried at their recoverable amount.

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

The carrying amount of capitalized leases was 552 and 688 as of December 31, 2015 and 2014, respectively. The 552 and 688 include 513 and 607 related to machinery and equipment and 39 and 81 to buildings respectively.

The total future minimum lease payments related to finance leases are as follows:

2016	141
2017 – 2020	516
2021 and beyond	313
Total	970

The present value of the future minimum lease payments was 602 and 705 for the year ended December 31, 2015 and 2014, respectively. The 2015 calculation is based on an average discounting rate of 13.1% (12.9% in 2014) considering maturities from 1 to 16 years (same in 2014) including the renewal option when intended to be exercised.

The Company has pledged 304 and 273 of property, plant and equipment, inventories and other security interests and collateral as of December 31, 2015 and 2014, respectively, to secure banking facilities granted to the Company.

5.3          Impairment of intangible assets, including goodwill, and tangible assets

Impairment charges recognized for the years ended December 31, 2015, 2014 and 2013 were as follows:

Type of asset	2015	2014	2013
Goodwill	854	-	4
Intangible assets	157	-	162
Tangible assets	3,753	264	278
Total	4,764	264	444

Impairment test of goodwill

Goodwill is tested for impairment annually, as of October 31 or whenever changes in circumstances indicate that the carrying amount may not be recoverable, at the level of the groups of cash-generating units (“GCGU”) which correspond to the operating segments representing the lowest level at which goodwill is monitored for internal management purposes. Whenever the cash-generating units comprising the operating segments are tested for impairment at the same time as goodwill, the cash-generating units are tested first and any impairment of the assets is recorded prior to the testing of goodwill.

The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. With respect to steel operations, the key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. Cash flow forecasts are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Regarding mining operations, the key assumptions for the value in use calculations are primarily the discount rates, capital expenditure, expected changes to average selling prices, shipments and direct costs during the period. The value in use of each CGU was determined by estimating cash flows over the current life-of-the-mine plan or long term production plan. Cash flow forecasts include material from proven and probable ore reserves. The cash flow forecasts may also include net cash flows expected to be realized from extraction, processing and sale of material that does not currently qualify for inclusion in proved or probable ore reserves. Such non-reserve material is only included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the mine.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	NAFTA	Brazil	Europe	ACIS	Mining
GCGU weighted average pre-tax discount rate used in 2015 (in %)	10.5	15.4	10.3	16.8	13.3

	NAFTA	Brazil	Europe	ACIS	Mining
GCGU weighted average pre-tax discount rate used in 2014 (in %)	10.7	13.8	10.7	14.1	14.3

Once recognized, impairment losses for goodwill are not reversed.

The results of the Company’s goodwill impairment tests as of October 31, 2015 resulted in a full impairment of the Mining segment goodwill for 854 in connection with a downward revision of cash flow projections resulting from the expected persistence of a lower raw material price outlook. The total value in use calculated for all GCGUs decreased overall in 2015 as compared to 2014.

In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of ACIS.

ACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. ACIS is significantly self-sufficient in major raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks, in particular in Ukraine due to the current political and economic situation. The ACIS value in use model anticipates a limited recovery of sales volumes in 2016 compared to 2015 (12.5 million tonnes for the year ended December 31, 2015) with completion of reline and continuous improvements thereafter, but below the sales volume achieved in 2007 (16.4 million tonnes for the year ended December 31, 2007). Average selling prices in the model are expected to decrease in 2016 due to lower raw material prices and increase subsequently following  slight recovery in  raw materials while the margins in the model are expected to recover partially over the five year period due to improvement in product and geographical mix and expected reduction in production costs associated with variable and fixed cost reduction plans identified by the Company, optimized operational footprint and maximization of steel production.

The following changes in key assumptions in projected earnings in every year of initial five-year period and perpetuity, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value as of the impairment test date (i.e.: October 31, 2015).

ACIS
Excess of recoverable amount over carrying amount	1,712
Increase in pre-tax discount rate (change in basis points)	333
Decrease in average selling price (change in %)	3.81
Decrease in shipments (change in %)	10.08
Decrease in terminal growth rate used for the years beyond the five year plan (change in basis points)	471

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Impairment test of intangible assets

In 2015, in connection with management’s annual test for impairment of goodwill as of October 31, 2015, intangible assets were also tested for impairment at that date. Accordingly, ArcelorMittal recognized impairment charges of 94 and 63 with respect to mining permits and concessions in ArcelorMittal Princeton in the United States and ArcelorMittal Liberia (Mining), respectively.

In 2013, ArcelorMittal recognized impairment charges of 101 and 61 for the costs associated with the discontinued iron ore projects in Senegal and Mauritania (Mining), respectively.

Impairment test of property, plant and equipment

At each reporting date, ArcelorMittal reviews the carrying amounts of its intangible assets (excluding goodwill) and tangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset (or cash generating unit) is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

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

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2015, the Company determined it has 61 cash-generating units.

An impairment loss, related to intangible assets other than goodwill and tangible assets recognized in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset due to a reversal of an impairment loss will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately as part of operating income in the consolidated statements of operations.

Impairment charges relating to property, plant and equipment were as follows for the years ended December 31, 2015, 2014 and 2013:

2015

In 2015, the Company recognized a total impairment charge of property, plant and equipment amounting to 3,753.

This charge included 335 relating to the idling for an indefinite time of the Sestao facility in Spain (Europe segment), 19 in connection with the closure of the Georgetown facility in the US (NAFTA) and 27 related to the Vereeniging meltshop closure in South Africa (ACIS). Additionally, the Company recognized impairment charges of 231 and 18 in connection with the intended sale of the Long Carbon facilities (ArcelorMittal Laplace, Steelton and Vinton) in the United States (NAFTA) and the intended sale of certain activities of ArcelorMittal Downstream Solutions (Europe segment), respectively.

In addition, the Company recorded impairment charges of 176, 276 and 45 relating to the ArcelorMittal Point Lisas facility currently idled in Trinidad and Tobago (Brazil segment), Indiana Harbor East and West facilities in the United States (NAFTA) following deployment of asset optimization programs and other assets in Spain (Europe segment), respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In connection with management’s annual test for impairment of goodwill as of October 31, 2015, property, plant and equipment was also tested for impairment at that date. Management concluded that the recoverable amount of certain of the Company’s property, plant and equipment in the Mining segment was lower than their carrying amount due to a downward revision of cash flow projections primarily resulting from the expected persistence of a lower coking coal and iron ore price outlook. The Company also concluded that the value in use of property, plant and equipment of the Saldanha plant in ArcelorMittal South Africa was lower than its carrying amount following a revised competitive outlook. Accordingly, the Company recognized a total impairment charge of 2,617 consisting of the following:

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2015 Pre-Tax Discount Rate	2014 Pre-Tax Discount Rate	Carrying Value of property, plant and equipment as of December 31, 2015
ArcelorMittal Liberia	Liberia	Mining	1,363	14.71%	17.80%	25
ArcelorMittal Princeton	United States	Mining	590	8.50%	11.00%	4
Las Truchas Mines	Mexico	Mining	220	10.96%	12.26%	-
ArcelorMittal Serra Azul	Brazil	Mining	176	9.90%	14.56%	-
Volcan mine	Mexico	Mining	10	10.25%	9.42%	-
Saldanha facility	South Africa	ACIS	258	14.18%	11.90%	64

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

In connection with management’s annual test for impairment of goodwill as of October 31, 2014, property, plant and equipment was also tested for impairment at that date. Management concluded that the value in use of the Volcan iron ore mine in Mexico (Mining segment) was lower than its carrying amount due to the end of life of the mine. Accordingly, an impairment charge of 63 was recognized:

Cash-Generating Unit	Operating Segment	Impairment Recorded	2014 Pre-Tax Discount Rate	2013 Pre-Tax Discount Rate	Carrying Value as of December 31, 2014
Volcan mine	Mining	63	9.42%	23.77%	19

2013

In connection with management’s annual test for impairment of goodwill as of October 31, 2013, property, plant and equipment was also tested for impairment at that date. As of December 31, 2013, management concluded that the carrying amount of property, plant and equipment did not exceed the value in use and therefore, no impairment loss was recognized on that basis.

The impairment charge of property, plant and equipment of 278 recognized in 2013 related to discontinued projects, intended sales, long term idling or closure of facilities. This charge included 181 related to the finance leasing of Thabazimbi mine in ArcelorMittal South Africa (ACIS) following the transfer of the future operating and financial risks of the asset to Kumba as a result of the iron ore supply agreement signed with Sishen on November 5, 2013. The Company recorded an impairment loss of 55 in connection with the long term idling of the ArcelorMittal Tallinn galvanizing line in Estonia (Europe segment) and reversed an impairment loss of 52 at the Liège site of ArcelorMittal Belgium (Europe segment) following the restart of the hot dip galvanizing line HDG5. ArcelorMittal also recognized an impairment charge of 24 relating to the closure of the organic coating and tin plate lines at the Florange site of ArcelorMittal Atlantique et Lorraine in France (Europe segment). Additionally, in

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

connection with the agreed sale of certain steel cord assets in the US, Europe and Asia (Europe segment) to the joint venture partner Kiswire Ltd., ArcelorMittal recorded an impairment charge of 41 with respect to the subsidiaries included in this transaction (see note 2.6).

5.4          Biological assets

Biological assets are part of the Brazil operating segment and consist of eucalyptus forests located in the Brazilian state of Minas Gerais exclusively from renewable plantations and intended for the production of charcoal to be utilized as fuel and a source of carbon in the direct reduction process of pig iron production in some of the Company’s blast furnaces in Brazil. Charcoal is, in such instances, a substitute for coke. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest. The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing trees. The average sales price was estimated based on domestic market prices.

The reconciliation of changes in the carrying value of biological assets between the beginning and end of the year is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	128	132
Additions	12	13
Disposals/Write-off	-	(1)
Harvests	(6)	(11)
Change in fair value*	(17)	11
Effects of foreign currency translation	(37)	(16)
At the end of the year	80	128
* Recognized in cost of sales in the consolidated statements of operations.

In determining the fair value of biological assets, a discounted cash flow model was used, with a harvest cycle of six to seven years. Due to the level of unobservable inputs used in the valuation model, the Company classified such inputs as Level 3.

The actual planted area was 63,211 and 60,806 hectares (“ha”) at the end of 2015 and 2014 respectively and none of the Company’s biological assets are pledged as collateral as of December 31, 2015.

The projected cash flows are consistent with area’s growing cycle. The volume of eucalyptus production to be harvested was estimated considering the average productivity in cubic meters of wood per hectare from each plantation at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth, which at the end of 2015 and 2014 was equivalent to 27.31/m3/ha/year and  27.40 m3/ha/year, respectively.

The average net sales price of 39.00 Brazilian real (“BRL”) per m3 (BRL 42.77/m3 as of December 31, 2014) was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing trees by region. The average estimated cost considers expenses for chemical control of growing, pest control, composting, road maintenance, land rental, inputs and labor services. Tax effects are based on current applicable rates (34% in 2015 and 2014) and the contribution of other assets, such as property, plant and equipment and land was considered in the estimation based on average rates of return for those assets.

The valuation model considers the net cash flows after income tax and the discount rate used (14.98% in 2015 and 13.71% in 2014 and) is post-tax.

The following table illustrates the sensitivity to a 10% variation in each of the significant unobservable inputs used to measure the fair value of the biological assets on December 31, 2015:
	Impacts in fair value resulting from
Significant unobservable inputs	10% increase	10% decrease
Average annual growth	28	(28)
Average net sales price	28	(28)
Discount rate	(7)	7

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 6: FINANCING AND FINANCIAL INSTRUMENTS

6.1          Financial assets and liabilities

Financial assets and liabilities mainly comprise:

•         gross debt (see note 6.1.2)

•         cash, cash equivalents and restricted cash (see note 6.1.3)

•         net debt (see note 6.1.4)

•         derivative financial instruments (see note 6.1.5)

•         other non-derivative financial assets and liabilities (see note 6.1.6)

6.1.1 Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2015.

	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,002	-	4,002	-	-	-	-
Restricted cash	100	-	100	-	-	-	-
Trade accounts receivable and other	2,679	-	2,679	-	-	-	-
Inventories	13,424	13,424	-	-	-	-	-
Prepaid expenses and other current assets	1,859	1,202	529				128
Assets held for sale	262	262	-	-	-	-	-
Total current assets	22,326	14,888	7,310	-	-	-	128

Non-current assets:
Goodwill and intangible assets	5,592	5,592	-	-	-	-	-
Biological assets	80	-	-	-	80	-	-
Property, plant and equipment	35,700	35,700	-	-	-	-	-
Investments in associates and joint ventures	4,911	4,911	-	-	-	-	-
Other investments	692	-	-	-	-	692	-
Deferred tax assets	6,625	6,625	-	-	-	-	-
Other assets	920	268	562	-	-	-	90
Total non-current assets	54,520	53,096	562	-	80	692	90
Total assets	76,846	67,984	7,872	-	80	692	218

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,308	-	-	2,308	-	-	-
Trade accounts payable and other	8,977	-	-	8,977	-	-	-
Short-term provisions	770	529	-	241	-	-	-
Accrued expenses and other liabilities	5,633	1,005	-	4,495	-	-	133
Income tax liabilities	133	133	-	-	-	-	-
Liabilities held for sale	220	220	-	-	-	-	-
Total current liabilities	18,041	1,887	-	16,021	-	-	133

Non-current liabilities:
Long-term debt, net of current portion	17,478	-	-	17,478	-	-	-
Deferred tax liabilities	2,496	2,496	-	-	-	-	-
Deferred employee benefits	9,216	9,216	-	-	-	-	-
Long-term provisions	1,434	1,421	-	13	-	-	-
Other long-term obligations	611	185	-	355	-	-	71
Total non-current liabilities	31,235	13,318	-	17,846	-	-	71

Equity:
Equity attributable to the equity holders of the parent	25,272	25,272	-	-	-	-	-
Non-controlling interests	2,298	2,298	-	-	-	-	-
Total equity	27,570	27,570	-	-	-	-	-
Total liabilities and equity	76,846	42,775	-	33,867	-	-	204

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

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	646	-	-	646
Derivative financial current assets	-	128	-	128
Derivative financial non-current assets	-	86	4	90
Total assets at fair value	646	214	4	864

Liabilities at fair value:
Derivative financial current liabilities	-	133	-	133
Derivative financial non-current liabilities	-	71	-	71
Total liabilities at fair value	-	204	-	204

As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	1,022	-	-	1,022
Derivative financial current assets	-	192	-	192
Derivative financial non-current assets	-	4	112	116
Total assets at fair value	1,022	196	112	1,330

Liabilities at fair value:
Derivative financial current liabilities	-	134	-	134
Derivative financial non-current liabilities	-	109	-	109
Total liabilities at fair value	-	243	-	243

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in available-for-sale financial assets is related to the decrease in the fair value of the available-for-sale investments (note 2.5), partly offset by the reclassification of the investment in Gerdau as available-for-sale following the share swap on July 14, 2015 (see note 2.5).

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

Derivative financial current assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds (see note 10.2). As a result of the repayment at maturity of the €1.25 billion Convertible Bonds on April 1, 2014, the conversion option in the €1.25 billion Convertible Bonds and the euro-denominated call options on treasury shares are extinguished. The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

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

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the €1.25 billion convertible bonds, the euro-denominated call option on the Company’s own shares, the call option on the 1,000 mandatory convertible bonds for the years ended December 31, 2015 and 2014, respectively:

	Call option on 1,000 mandatory convertible bonds [1]	Total
Balance as of December 31, 2013	-	-
Change in fair value	112	112
Balance as of December 31, 2014	112	112
Change in fair value	(108)	(108)
Balance as of December 31, 2015	4	4

1  Please refer to note 10.2 for details on the mandatory convertible bonds.  The  call option on the 1,000 mandatory convertible bonds is classified into Level 3. The fair value of the call options was determined through a binomial model based on the estimated values of the underlying equity spot price of $124 and volatility of 10.06%.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

6.1.2 Gross debt

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

6.1.2.1 Short-term debt

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2015	2014
Short-term bank loans and other credit facilities including commercial paper *	437	1,249
Current portion of long-term debt	1,806	1,200
Lease obligations	65	73
Total	2,308	2,522
* The weighted average interest rate on short term borrowings outstanding were 4.3% and 2.7% as of December 31, 2015 and 2014, respectively.

During the first half of 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended during 2015. As of December 31, 2015, the facilities, totaling approximately 0.8 billion, remain fully available.

On June 10, 2014, ArcelorMittal entered into an agreement for financing with a financial institution for 1 billion. The financial institution had the right to request early repayment once per year beginning in February 2015 until the final maturity on April 20, 2017. On February 13, 2015, the Company elected to make an early repayment of such financing.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1 billion. As of December 31, 2015, the outstanding amount was 71.

6.1.2.2 Long-term debt

Long-term debt is comprised of the following:

				December 31,
	Year of maturity	Type of Interest	Interest rate[1]	2015	2014
Corporate
6 billion Revolving Credit Facility - 2.5 billion tranche	2018	Floating		-	-
6 billion Revolving Credit Facility - 3.5 billion tranche	2020	Floating		-	-
1.0 billion Unsecured Bonds[3]	2015	Fixed	4.50%	-	998
500 Unsecured Notes[4]	2016	Fixed	4.50%	-	499
€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,088	1,210
1.4 billion Unsecured Notes	2017	Fixed	5.50%	1,398	1,396
€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,085	1,208
€500 million Unsecured Notes	2018	Fixed	5.75%	543	604
€400 million Unsecured Notes	2018	Floating	1.98%	434	-
1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
€750 million Unsecured Notes	2019	Fixed	3.00%	812	903
1.5 billion Unsecured Notes	2019	Fixed	10.85%	1,480	1,475
500 Unsecured Notes	2020	Fixed	5.13%	497	-
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	225	-
€600 million Unsecured Notes	2020	Fixed	2.88%	647	719
1.0 billion Unsecured Bonds	2020	Fixed	6.25%	989	988
1.5 billion Unsecured Notes	2021	Fixed	6.50%	1,490	1,489
€500 million Unsecured Notes	2021	Fixed	3.00%	540	-
€750 million Unsecured Notes	2022	Fixed	3.13%	811	-
1.1 billion Unsecured Notes	2022	Fixed	7.25%	1,091	1,090
500 Unsecured Notes	2025	Fixed	6.13%	496	-
1.5 billion Unsecured Bonds	2039	Fixed	8.00%	1,465	1,465
1.0 billion Unsecured Notes	2041	Fixed	7.75%	984	983
Other loans	2021	Fixed	3.46%	52	70
EBRD loans	2015	Floating	1.23%	-	8
300 Term Loan Facility	2016	Floating	2.93%	300	300
EIB loan	2016	Floating	1.37%	272	304
ICO loan	2017	Floating	2.37%	23	42
Other loans	2017 - 2035	Floating	0.01% - 3.00%	270	144
Total Corporate				18,492	17,395

Americas
Other loans	2016 - 2026	Fixed/Floating	0.00% - 10.55%	243	420
Total Americas				243	420

Europe, Asia & Africa
Other loans	2016 - 2020	Fixed/Floating	0.00% - 3.60%	13	28
Total Europe, Asia & Africa				13	28

Total				18,748	17,843
Less current portion of long-term debt				(1,806)	(1,200)
Total long-term debt (excluding lease obligations)				16,942	16,643
Long-term lease obligations[2]				536	632
Total long-term debt, net of current portion				17,478	17,275

[1] Rates applicable to balances outstanding at December 31, 2015. For debt that has matured during 2015, the interest rates refer to the rates at maturity date.
[2] Net of current portion of 65 and 73 in 2015 and in 2014, respectively.
[3] Early redeemed on July 2, 2015
[4] Early redeemed on October 22, 2015

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

6 billion Revolving Credit Facility

On April 30, 2015, ArcelorMittal signed a 6 billion revolving credit facility which incorporates a first tranche of 2.5 billion maturing on April 30, 2018, and a second tranche of 3.5 billion maturing on April 30, 2020. The facility may be used for general corporate purposes and replaces the 2.4 billion revolving credit facility agreement dated May 6, 2010, and the 3.6 billion revolving credit facility agreement dated March 18, 2011. As of December 31, 2015, the 6 billion revolving credit facility remains fully available.

Bonds

On October 22, 2015, the Company redeemed its 500 3.75% Unsecured Notes due March 1, 2016, prior to their scheduled maturity for a total amount of 511, including premium and accrued interest.

On July 3, 2015, ArcelorMittal completed the offering of CHF 225 million 2.5% Notes due July 3, 2020, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used to repay or prepay existing indebtedness.

On July 2, 2015, the Company redeemed its 1 billion 3.75% Unsecured Notes due August 5, 2015, prior to their scheduled maturity for a total amount of 1,022, including premium and accrued interest.

On June 1, 2015, ArcelorMittal completed the offering of 500 5.125% Notes due June 1, 2020, and 500 6.125% Notes due June 1, 2025, issued under the Company’s automatic shelf registration statement filed with the U.S. Securities and Exchange Commission. The proceeds of the issuance were used to repay existing indebtedness, in particular the early redemption of bonds maturing in August 2015.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On April 9, 2015, ArcelorMittal completed the offering of €400 million Floating Rate Notes due April 9, 2018, and €500 million 3.0% Notes due April 9, 2021, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On January 14, 2015, ArcelorMittal completed the offering of €750 million 3.125% Notes due January 14, 2022, issued under the Company’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

The margin applicable to ArcelorMittal’s principal credit facilities ($6 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings.  In a context of low steel prices and challenging industry conditions, ArcelorMittal was downgraded by Standard & Poor’s on February 3, 2015 to BB with stable outlook, and by Moody’s on November 12, 2015, to Ba2 with negative outlook. Fitch and Standard & Poor’s affirmed their credit ratings while lowering their outlooks to negative on November 16, 2015, and December 18, 2015, respectively. These downgrades triggered the interest rate “step-up” clauses in certain of the Company’s outstanding bonds, as described in the table below:

	Nominal value	Date of issuance	Repayment date	Interest rate	Issued at
	€1.0 billion Unsecured Bonds	June 3, 2009	June 3, 2016	10.63%	99.38%
	€1.0 billion Unsecured Bonds[1]	November 18, 2010	November 17, 2017	5.88%	99.32%
	1.4 billion Unsecured Notes	February 28, 2012	February 25, 2017	5.50%[2]	99.69%
	€400 million Unsecured Notes[1]	April 9, 2015	April 9, 2018	Euribor 3M + 2.03%	100.00%
	1.5 billion Unsecured Notes	May 27, 2008	June 1, 2018	6.13%	99.57%
	€500 million Unsecured Notes[1]	March 29, 2012	March 29, 2018	5.75%	99.71%
	1.5 billion Unsecured Notes	May 20, 2009	June 1, 2019	10.85%[2]	97.52%
	€750 million Unsecured Notes [1]	March 25, 2014	March 25, 2019	3.00%	99.65%
	500 million Unsecured Notes	June 1, 2015	June 1, 2020	5.13%	100.00%
	CHF 225 million Unsecured Notes[1]	July 3, 2015	July 3, 2020	2.50%	100.00%
	€600 million Unsecured Notes[1]	July 4, 2014	July 6, 2020	2.88%	99.18%
	1.0 billion Unsecured Bonds	August 5, 2010	August 5, 2020	6.25%[2]	98.46%
	1.5 billion Unsecured Notes	March 7, 2011	March 1, 2021	6.50%[2]	99.36%
	€500 million Unsecured Notes[1]	April 9, 2015	April 9, 2021	3.00%	99.55%
	€750 million Unsecured Notes[1]	January 14, 2015	January 14, 2022	3.13%	99.73%
	1.1 billion Unsecured Notes	February 28, 2012	February 25, 2022	7.25%[2]	98.28%
	500 million Unsecured Notes	June 1, 2015	June 1, 2025	6.13%	100.00%
	1.0 billion Unsecured Bonds	October 1, 2009	October 15, 2039	8.00%[2]	95.20%
	500 Unsecured Bonds	August 5, 2010	October 15, 2039	8.00%[2]	104.84%
	1.0 billion Unsecured Notes	March 7, 2011	March 1, 2041	7.75%[2]	99.18%

[1]	Issued under the Euro Medium Term Notes Programme, extended from €3 billion to €6 billion on March 20, 2015.
[2]	Change in interest rate following downgrades in 2015.

European Bank for Reconstruction and Development (“EBRD”) Loans

The Company had entered into five separate agreements for on-lending with the European Bank for Reconstruction and Development (“EBRD”). As of December 31 2014, the only agreement outstanding was ArcelorMittal Temirtau, entered into on June 15, 2007. Following the repayment of the last installment for ArcelorMittal Temirtau on January 12, 2015, the EBRD loan was fully repaid as of December 31, 2015 as compared to 8 outstanding as of December 31, 2014.

300 Term Loan Facility

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, maturing on December 20, 2016. The facility may be used by the Group for general corporate purposes. Amounts repaid under this agreement may not be re-borrowed. As of December 31, 2015, the term loan facility was fully drawn.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

European Investment Bank (“EIB”) Loan

The Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments on July 15, 2010. The full amount of €250 million was drawn on September 27, 2011. The final repayment date under this agreement is September 27, 2016. The outstanding amount in total as of December 31, 2015 and 2014 was 272 and 304, respectively.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2015 and 2014 was 23 and 42, respectively.

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

The Company’s principal credit facilities (6 billion revolving credit facility and certain other credit facilities) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas one minor facility has a ratio of 4.0 to 1.

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

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of December 31, 2015.

As of December 31, 2015 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

2016	2,308
2017	2,671
2018	2,599
2019	2,513
2020	2,450
Subsequent years	7,245
Total	19,786

The carrying amount and the estimated fair value of the Company’s short and long-term debt is:

	December 31, 2015		December 31, 2014
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Instruments payable bearing interest at fixed rates	17,788	15,428	17,288	18,837
Instruments payable bearing interest at variable rates	1,561	1,353	1,260	1,237
Total long-term debt, including current portion	19,349	16,781	18,548	20,074
Short term bank loans and other credit facilities including commercial paper	437	439	1,249	1,253

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

As of December 31, 2015
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	17,788	14,707	721	-	15,428
Instruments payable bearing interest at variable rates	1,561	386	967	-	1,353
Total long-term debt, including current portion	19,349	15,093	1,688	-	16,781
Short term bank loans and other credit facilities including commercial paper	437	-	439	-	439

As of December 31, 2014
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	17,288	17,726	1,111	-	18,837
Instruments payable bearing interest at variable rates	1,260	-	1,237	-	1,237
Total long-term debt, including current portion	18,548	17,726	2,348	-	20,074
Short term bank loans and other credit facilities including commercial paper	1,249	-	1,253	-	1,253

Instruments payable classified as Level 1 refer to the Company’s listed bonds quoted in active markets. The total fair value is the official closing price as defined by the exchange on which the instrument is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

Instruments payable classified as Level 2 refer to all debt instruments not classified as Level 1. The fair value of the debt is based on estimated future cash flows converted into U.S. dollar at the forward rate and discounted using current U.S. dollar zero coupon rates and ArcelorMittal’s credit spread quotations for the relevant maturities.

There were no instruments payable classified as Level 3.

6.1.3 Cash and cash equivalents and restricted cash

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

Cash and cash equivalents consisted of the following:
	December 31,
	2015	2014
Cash at bank	1,928	2,127
Term deposits	376	506
Money market funds[1]	1,698	1,260
Total	4,002	3,893

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

Restricted cash of 100 and 123 included a cash deposit of 75 and 75 in connection with the mandatory convertible bonds (see note 10.2) at December 31, 2015 and December 31, 2014, respectively. At December 31, 2014, it also included a guarantee deposit of 23 related to a bank debt of an associate.

6.1.4 Net debt

The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt by original currency:

		Presented in USD by original currency as at December 31, 2015
	Total USD	EUR	USD	CHF	CAD	Other (in USD)
Short-term debt including the current portion of long-term debt	2,308	1,525	447	-	6	330
Long-term debt	17,478	5,155	11,986	225	18	94
Cash including restricted cash	(4,102)	(2,483)	(588)	(1)	(296)	(734)
Net debt	15,684	4,197	11,845	224	(272)	(310)

As a part of the Company’s overall risk and cash management strategies, several loan agreements have been swapped from their original currencies to other foreign currencies.

6.1.5       Derivative financial instruments

The Company uses derivative financial instruments principally to manage its exposure to fluctuations in interest rates, exchange rates, prices of raw materials, energy and emission rights allowances arising from operating, financing and investing activities. Derivative financial instruments are classified as current or non-current assets or liabilities based on their maturity dates and are accounted for at the trade date. Embedded derivatives are separated from the host contract and accounted for separately if they are not closely related to the host contract. The Company measures all derivative financial instruments based on fair values derived from market prices of the instruments or from option pricing models, as appropriate. Gains or losses arising from changes in fair value of derivatives are recognized in the consolidated statements of operations, except for derivatives that are highly effective and qualify for cash flow or net investment hedge accounting.

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

The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When a hedging instrument is sold, terminated, expired or is exercised, the accumulated unrealized gain or loss on the hedging instrument

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

is maintained in equity until the forecasted transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss, which had been recognized in equity, is reported immediately in the consolidated statements of operations.

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

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2015 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	55	-	0.86%	50	-	1.60%

Foreign exchange rate instruments
Forward purchase of contracts	1,960	48		659	(7)
Forward sale of contracts	943	24		353	(9)
Currency swaps purchases	314	19		314	(90)
Currency swaps sales	375	85		1,000	(24)
Exchange option purchases	102	-		342	(5)
Exchange options sales	132	3		307	(10)
Total foreign exchange rate instruments		179			(145)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	168	28		126	(5)
Term contracts purchases	204	7		727	(54)
Total raw materials (base metal), freight, energy, emission rights		35			(59)
Total		214			(204)

*   The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2014 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	50	-	0.74%	1,118	(54)	2.13%
Total interest rate instruments		-			(54)

Foreign exchange rate instruments
Forward purchase of contracts	2,137	132		217	(3)
Forward sale of contracts	475	5		287	(5)
Currency swaps purchases	479	2		479	(95)
Currency swaps sales	125	-		250	(3)
Exchange option purchases	136	1		712	(8)
Exchange options sales	218	1		715	(7)
Total foreign exchange rate instruments		141			(121)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	146	20		82	(13)
Term contracts purchases	501	35		468	(55)
Options sales/purchases	7	-		7	-
Total raw materials (base metal), freight, energy, emission rights		55			(68)
Total		196			(243)
* The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

6.1.6 Other non-derivative financial assets and liabilities

Other non-derivative financial assets and liabilities include cash and cash equivalents and restricted cash (see note 6.1.3), trade and certain other receivables (see notes 4.1, 4.3 and 4.4), investments in available-for-sale equity securities (see note 2.5), trade payables and certain other liabilities (see notes 4.7 and 4.8). These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

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

6.2          Financing costs

Financing costs recognized in the years ended December 31, 2015, 2014 and 2013 are as follows:

	Year Ended December 31,
	2015	2014	2013
Recognized in the statements of operations
Interest expense	(1,383)	(1,565)	(1,890)
Interest income	105	96	113
Fair value adjustment on conversion options on the euro convertible bond, call options on ArcelorMittal shares and mandatory convertible bonds	(108)	112	(12)
Net gain (loss) on other derivative instruments	10	7	11
Accretion of defined benefit obligations and other long term liabilities	(399)	(593)	(574)
Net foreign exchange result	(697)	(620)	(248)
Other *	(386)	(819)	(515)
Total	(2,858)	(3,382)	(3,115)

Recognized in equity (Company share)
Net change in fair value of available-for-sale financial assets	(354)	510	68
Effective portion of changes in fair value of cash flow hedge	25	104	(110)
Foreign currency translation differences for foreign operations	(8,166)	(4,717)	(666)
Total	(8,495)	(4,103)	(708)

*    Other mainly includes expenses related to True Sale of Receivables (“TSR”) programs and bank fees.  It also included an expense of 79 in 2015 and 49 in 2014 relating to the extension of the mandatory convertible bonds (see note 10.2). In 2014, it included the settlement in relation to the termination of the Senegal greenfield project and an expense of 161 related to a federal tax amnesty plan in Brazil with respect to the Siderbras case (see note 8.2).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

6.3          Risk management policy

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

ArcelorMittal faces translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 6.1.2) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following are the non-discounted contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

	December 31, 2015
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds	(17,681)	(26,082)	(2,223)	(3,464)	(6,279)	(14,116)
Loans over 100	(892)	(1,149)	(659)	(83)	(166)	(241)
Trade and other payables	(8,977)	(8,988)	(8,988)	-	-	-
Other non-derivative financial liabilities	(1,213)	(1,376)	(667)	(182)	(280)	(247)
Total	(28,763)	(37,595)	(12,537)	(3,729)	(6,725)	(14,604)

Derivative financial liabilities
Foreign exchange contracts	(145)	(145)	(80)	(33)	(15)	(17)
Other commodities contracts[1]	(59)	(59)	(54)	(5)	-	-
Total	(204)	(204)	(134)	(38)	(15)	(17)

	December 31, 2014
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds	(16,639)	(25,143)	(2,080)	(2,735)	(9,199)	(11,129)
Loans over 100	(2,071)	(2,505)	(1,132)	(724)	(320)	(329)
Trade and other payables	(11,450)	(11,463)	(11,463)	-	-	-
Other non-derivative financial liabilities	(1,087)	(1,256)	(518)	(278)	(309)	(151)
Total	(31,247)	(40,367)	(15,193)	(3,737)	(9,828)	(11,609)

Derivative financial liabilities
Interest rate instruments	(54)	(54)	-	(1)	(53)	-
Foreign exchange contracts	(121)	(121)	(66)	(46)	(6)	(3)
Other commodities contracts[1]	(68)	(68)	(68)	-	-	-
Total	(243)	(243)	(134)	(47)	(59)	(3)

[1] Commodity contracts include base metals, freight, energy and emission rights.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2015
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	26	15	11	-	-	-
Commodities	(24)	(11)	(2)	(6)	(5)	-
Emission rights	(16)	-	-	(16)	-	-
Total	(14)	4	9	(22)	(5)	-

	December 31, 2014
	assets/ (liabilities)	(outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	105	82	18	5	-	-
Commodities	(4)	(10)	3	2	1	-
Emission rights	22	-	-	22	-	-
Total	123	72	21	29	1	-

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which the realized and unrealized gains or losses on derivatives designated as cash flows hedges, net of tax, recognized in other comprehensive income are expected to impact the consolidated statements of operations:

	December 31, 2015
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	10	(3)	11	2	-	-
Commodity contracts	(10)	(4)	(3)	(1)	(2)	-
Emission rights	86	(1)	-	-	87	-
Interest rate contracts	(14)	(1)	-	(1)	(6)	(6)
Total	72	(9)	8	-	79	(6)

	December 31, 2014
	assets/ (liabilities)	(expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	52	25	15	12	-	-
Commodity contracts	(5)	(5)	(7)	6	1	-
Emission rights	61	-	-	-	-	61
Total	108	20	8	18	1	61

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

Net investment hedge

In December 2014, the Company entered into EUR/USD cross currency swaps (“CCS”) to hedge euro denominated net investment in foreign operations amounting to €303 million, which is designated as a net investment hedge. The EUR/USD CCS have a notional of 375 and a fair value gain of 85 net of a deferred tax expense of 25 has been recorded in the consolidated statements of other comprehensive income for the year ended December 31, 2015. The fair value of the net investment hedge is included in other long term assets in the consolidated statements of financial position. The Company is committed to a bilateral cash collateral arrangement for a maximum of €150 million.

On May 27, 2015, the Company entered into additional EUR/USD CCS to hedge euro denominated net investment in foreign operations amounting to €918 million, which is designated as a net investment hedge. The EUR/USD CCS have a notional of 1,000 and a fair value loss of 24 net of a deferred tax asset of 7 has been recorded in the consolidated statements of other comprehensive income for the year ended December 31, 2015. The fair value of the net investment hedge is included in other long term obligations in the consolidated statements of financial position.

At December 31, 2015 the hedge was 100% effective. The cross currency swap is classified into Level 2.

Net investment hedges are as follows:

	December 31, 2015
Derivatives	Notional amount	Date traded	Fair value at December 31, 2014	Change in fair value	Fair value as of December 31, 2015*
CCS 30Y	250	December 3, 2014	(3)	59	56
CCS 30Y	125	December 12, 2014	-	29	29
CCS 5Y	500	May 28, 2015	-	(7)	(7)
CCS 10Y	300	May 28, 2015	-	(10)	(10)
CCS 10Y	160	May 28, 2015	-	(6)	(6)
CCS 10Y	40	May 28, 2015	-	(1)	(1)
Total	1,375		(3)	64	61
* The net investment hedges were fully effective, as such the change in fair value is entirely recorded in other comprehensive income.

	December 31, 2014
Derivatives	Notional amount	Date traded	Fair value at December 31, 2013	Change in fair value	Fair value as of December 31, 2014*
CCS 30Y	250	December 3, 2014	-	(3)	(3)
CCS 30Y	125	December 12, 2014	-	-	-
Total	375		-	(3)	(3)
* The net investment hedges were fully effective, as such the change in fair value is entirely recorded in other comprehensive income.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Fair values of raw material, freight, energy and emission rights instruments are as follows:
	At December 31,
	2015	2014
Base metals	(15)	(30)
Freight	13	6
Energy (oil, gas, electricity)	(6)	(11)
Emission rights	(16)	22
Total	(24)	(13)

Derivative assets associated with raw material, energy, freight and emission rights	35	55
Derivative liabilities associated with raw material, energy, freight and emission rights	(59)	(68)
Total	(24)	(13)

ArcelorMittal consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index and the Powernext index). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its risk exposure to its raw materials procurements.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (cash purchase and sale, forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2015 and 2014, the Company had a net notional position of 391 with a net fair value of (16) and a net notional position of 201 with a net fair value of 22, respectively.

Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables is discussed in note 4.3.

Sensitivity analysis

Foreign currency sensitivity

The following tables detail the Company’s sensitivity as it relates to derivative financial instruments to a 10% strengthening and a 10% weakening in the U.S. dollar against the euro. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a decrease in profit or loss and other equity.

The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non €/$ derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2015 and 2014.

	December 31, 2015
	Income	Other Equity
10% strengthening in U.S. dollar	(47)	367
10% weakening in U.S. dollar	65	(365)

	December 31, 2014
	Income	Other Equity
10% strengthening in U.S. dollar	(24)	213
10% weakening in U.S. dollar	30	(213)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow sensitivity analysis for variable rate instruments

The following tables detail the Company’s sensitivity as it relates to variable interest rate instruments. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2015
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	23	1
100 bp decrease	(23)	(1)

	December 31, 2014
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	25	(21)
100 bp decrease	(25)	22

1               Please refer to note 6.1.4 for a description of total net debt (including fixed and floating portion)

Base metals, energy, freight, emissions rights

The following tables detail the Company’s sensitivity to a 10% increase and decrease in the price of the relevant base metals, energy, freight and emissions rights. The sensitivity analysis includes only outstanding, un-matured derivative instruments either held for trading at fair value through the consolidated statements of operations or designated in hedge accounting relationships.

	December 31, 2015
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	17	2
Iron Ore	-	1
Freights	(1)	-
Emission rights	-	41
Energy	-	(4)
-10% in prices
Base Metals	(16)	(2)
Iron Ore	-	(1)
Freights	1	-
Emission rights	-	(41)
Energy	-	4

	December 31, 2014
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	24	37
Freights	(1)	-
Emission rights	-	22
Energy	-	4
-10% in prices
Base Metals	(24)	(37)
Freights	1	-
Emission rights	-	(22)
Energy	-	(4)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 7: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS

7.1          Employees and key management personnel

As of December 31, 2015, ArcelorMittal had approximately 209,000 employees and the total annual compensation of ArcelorMittal’s employees in 2015, 2014 and 2013 was as follows:

	Year ended December 31,
	2015	2014	2013
Employee Information
Wages and salaries	8,392	9,839	9,891
Pension cost	237	216	248
Other staff expenses	1,695	1,989	1,740
Total	10,324	12,044	11,879

The total annual compensation of ArcelorMittal’s key management personnel, including its Board of Directors, expensed in 2015, 2014 and 2013 was as follows:

	Year ended December 31,
	2015	2014	2013
Base salary and directors fees	7	11	12
Short-term performance-related bonus	5	8	6
Post-employment benefits	-	1	1
Share based compensation	7	7	3

The fair value of the stock options granted and shares allocated based on RSU and PSU plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

As of December 31, 2015, 2014 and 2013, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2015, 2014 and 2013, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

7.2          Deferred employee benefits

ArcelorMittal’s operating subsidiaries sponsor different types of pension plans for their employees. Also, some of the operating subsidiaries offer other post-employment benefits, principally healthcare. These benefits are broken down into defined contribution plans and defined benefit plans.

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

The expense associated with the above pension plans and post-employment benefits, as well as the carrying amount of the related liability/asset on the consolidated statements of financial position are based on a number of assumptions and factors such as discount rates, expected rate of compensation increase, healthcare cost trend rates, mortality rates and retirement rates.

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

Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:

	December 31,
	2015	2014
Pension plan benefits	3,149	3,748
Other post-employment benefits	5,549	5,659
Early retirement benefits	357	461
Defined benefit liabilities	9,055	9,868
Termination benefits	161	206
Total	9,216	10,074

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The early retirement benefits and termination benefits are related mainly to European countries (Belgium, Spain, Germany and Luxembourg).

Pension Plans

  A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan is a non-contributory defined benefit plan covering approximately 15% of its employees. Certain non-represented salaried employees hired before 2003 receive pension benefits which are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants.

Represented employees hired after November 2005 and employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multi-employer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 541 (as of December 31, 2014) different participating employers. ArcelorMittal USA makes contributions to this multi-employer plan in the amount of $2.65 per contributory hour.

Canada

The primary pension plans are those of ArcelorMittal Dofasco, ArcelorMittal Mines Canada and ArcelorMittal Montreal.

The ArcelorMittal Dofasco pension plan is a hybrid plan providing the benefits of both a defined benefit and defined contribution pension plan. The defined contribution component is financed by both employer and employee contributions. The employer’s defined contribution is based on a percentage of company profits. The defined benefit pension plan was closed for new hires on December 31, 2010 and replaced by a new defined contribution pension plan with contributions related to age, service and earnings.

At the end of 2012, ArcelorMittal Dofasco froze and capped benefits for its hourly and salaried employees who were still accruing service under the defined benefit plan and began transitioning these employees to the new defined contribution pension plan for future pension benefits.

The ArcelorMittal Mines Canada defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and service. In 2014, ArcelorMittal Mines Canada communicated to its non-union employees who were still benefiting under the defined benefit plan that they would be transitioning to a defined contribution pension plan. This transition had no impact on the financial statements of the Company for the financial year 2014.

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

As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian Defined Contribution Plans. For insured plans, the rates of 3,25% on employer contributions and 3,75% on employee

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January, 1, 2016, a new variable minimum guaranteed rate of return will apply. Best estimate for the 2016 contributions being 1,75%.

In the Netherlands, most accrued pension rights were externalized with an insurance company in April 2014. The transaction removed 111 and 113 of defined benefit obligations and plan assets, respectively.

South Africa

Following an amendment of the rules of the ArcelorMittal South Africa Pension Fund (“the fund”) approved by the Financial Services Board on November 9, 2015 and effective April 1, 2015, ArcelorMittal South Africa has discontinued its participation in the fund  and therefore no longer has any legal or constructive obligation to ensure the funding of the plan. Accordingly, the related benefit obligation was settled and the plan assets and unrecoverable surplus were derecognized from the 2015 consolidated  statements of financial position.

South African entities have also implemented defined contributions pension plans that are financed by employer and employee contributions.

Others

A very limited number of defined benefit pension plans are in place in other countries.

The majority of the funded defined benefit pension plans described earlier provide benefit payments from trustee-administered funds. ArcelorMittal also sponsors a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trusts are legally separated from the Company and are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the governing bodies and their composition. In general terms, governing bodies are required by law to act in the best interest of the plan members and are responsible for certain tasks related to the plan (e.g. setting the plan's investment policy).

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

		Year Ended December 31, 2015
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,859	3,935	3,623	733	2,723	587	258
	Current service cost	121	36	31	2	44	-	8
	Interest cost on DBO	419	150	126	66	49	11	17
	Past service cost - Plan amendments	4	-	1	-	2	1	-
	Plan participants’ contribution	3	-	1	1	-	-	1
	Curtailments and settlements	(513)	(2)	-	-	(1)	(510)	-
	Actuarial (gain) loss	(256)	(204)	(55)	(41)	30	2	12
	Demographic assumptions	(37)	(37)	(9)	(1)	10	-	-
	Financial assumptions	(291)	(150)	(77)	(23)	(44)	3	-
	Experience adjustment	72	(17)	31	(17)	64	(1)	12
	Benefits paid	(655)	(261)	(194)	(38)	(121)	(18)	(23)
	Foreign currency exchange rate differences and other movements 1 2	(1,099)	(31)	(605)	(228)	(125)	(56)	(54)
	Benefit obligation at end of the period	9,883	3,623	2,928	495	2,601	17	219

	Change in plan assets
	Fair value of plan assets at beginning of the period	8,348	3,026	3,144	688	645	714	131
	Interest income on plan assets	312	105	108	66	12	14	7
	Return on plan assets greater/(less) than discount rate	(182)	(117)	61	(19)	(6)	(94)	(7)
	Employer contribution	155	70	35	27	22	-	1
	Plan participants’ contribution	3	-	1	1	-	-	1
	Settlements	(512)	(2)	-	-	-	(510)	-
	Benefits paid	(543)	(256)	(193)	(38)	(32)	(18)	(6)
	Foreign currency exchange rate differences and other movements 1 2	(753)	(31)	(523)	(227)	112	(86)	2
	Fair value of plan assets at end of the period	6,828	2,795	2,633	498	753	20	129

	Present value of the wholly or partly funded obligation	(8,500)	(3,597)	(2,915)	(493)	(1,338)	(17)	(140)
	Fair value of plan assets	6,828	2,795	2,633	498	753	20	129
	Net present value of the wholly or partly funded obligation	(1,672)	(802)	(282)	5	(585)	3	(11)
	Present value of the unfunded obligation	(1,383)	(26)	(13)	(2)	(1,263)	-	(79)
	Prepaid due to unrecoverable surpluses	(80)	-	(21)	(53)	(3)	(3)	-
	Net amount recognized	(3,135)	(828)	(316)	(50)	(1,851)	-	(90)

	Net assets related to funded obligations	14	-	14	-	-	-	-
	Recognized liabilities	(3,149)	(828)	(330)	(50)	(1,851)	-	(90)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(205)	-	-	(75)	(3)	(127)	-
	Interest cost on unrecoverable surplus	(10)	-	-	(7)	-	(3)	-
	Change in unrecoverable surplus in excess of interest	81	-	(21)	4	-	98	-
	Exchange rates changes	54	-	-	25	-	29	-
	Unrecoverable surplus at end of the period	(80)	-	(21)	(53)	(3)	(3)	-

1	Other movements include Laplace for (29) in benefit obligations and (20) in plan assets as has been classified held for sale in December 2015.
2

The change in Belgian legislation, as described above, results into minimum guaranteed benefits at the date of leaving or retirement. Therefore, Belgian defined contribution plans classified as defined benefit plans. Other movements include 174 in benefit obligations and 174 in plan assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

		Year Ended December 31, 2014
		TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,620	3,596	3,560	689	2,783	676	316
	Current service cost	128	41	35	4	38	-	10
	Interest cost on DBO	561	163	158	86	83	51	20
	Past service cost - Plan amendments	3	-	3	-	-	-	-
	Plan participants’ contribution	3	-	1	1	-	-	1
	Curtailments and settlements	(115)	-	-	-	(115)	-	-
	Actuarial (gain) loss	1,311	387	368	118	436	(1)	3
	Demographic assumptions	163	99	30	45	(11)	-	-
	Financial assumptions	1,138	295	415	23	408	3	(6)
	Experience adjustment	10	(7)	(77)	50	39	(4)	9
	Benefits paid	(751)	(252)	(211)	(48)	(145)	(73)	(22)
	Foreign currency exchange rate differences and other movements [1]	(901)	-	(291)	(117)	(357)	(66)	(70)
	Benefit obligation at end of the period	11,859	3,935	3,623	733	2,723	587	258

	Change in plan assets
	Fair value of plan assets at beginning of the period	8,586	2,908	3,244	733	785	786	130
	Interest income on plan assets	445	124	148	86	20	60	7
	Return on plan assets greater/(less) than discount rate	365	88	183	17	60	19	(2)
	Employer contribution	253	165	48	14	25	-	1
	Plan participants’ contribution	3	-	1	1	-	-	1
	Settlements	(113)	-	-	-	(113)	-	-
	Benefits paid	(617)	(248)	(210)	(48)	(33)	(73)	(5)
	Foreign currency exchange rate differences and other movements [1]	(574)	(11)	(270)	(115)	(99)	(78)	(1)
	Fair value of plan assets at end of the period	8,348	3,026	3,144	688	645	714	131

	Present value of the wholly or partly funded obligation	(10,256)	(3,904)	(3,607)	(731)	(1,297)	(587)	(130)
	Fair value of plan assets	8,348	3,026	3,144	688	645	714	131
	Net present value of the wholly or partly funded obligation	(1,908)	(878)	(463)	(43)	(652)	127	1
	Present value of the unfunded obligation	(1,603)	(31)	(16)	(2)	(1,426)	-	(128)
	Prepaid due to unrecoverable surpluses	(205)	-	-	(75)	(3)	(127)	-
	Net amount recognized	(3,716)	(909)	(479)	(120)	(2,081)	-	(127)

	Net assets related to funded obligations	32	-	31	-	-	-	1
	Recognized liabilities	(3,748)	(909)	(510)	(120)	(2,081)	-	(128)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(194)	-	-	(81)	(3)	(110)	-
	Interest cost on unrecoverable surplus	(19)	-	-	(10)	-	(9)	-
	Change in unrecoverable surplus in excess of interest	(15)	-	-	5	-	(20)	-
	Exchange rates changes	23	-	-	11	-	12	-
	Unrecoverable surplus at end of the period	(205)	-	-	(75)	(3)	(127)	-

1	Other movements include the divestiture of ATIC for (29) in benefit obligations and (21) in plan assets

The following tables detail the components of net periodic pension cost:

	Year Ended December 31, 2015
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	121	36	31	2	44	-	8
Past service cost - Plan amendments	4	-	1	-	2	1	-
Past service cost - Curtailments	(1)	-	-	-	(1)	-	-
Net interest cost/(income) on net DB liability/(asset)	117	45	18	7	37	-	10
Total	241	81	50	9	82	1	18

	Year Ended December 31, 2014
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	128	41	35	4	38	-	10
Past service cost - Plan amendments	3	-	3	-	-	-	-
Past service cost - Curtailments and settlements	(2)	-	-	-	(2)	-	-
Net interest cost/(income) on net DB liability/(asset)	135	39	10	10	63	-	13
Total	264	80	48	14	99	-	23

	Year Ended December 31, 2013
Net periodic pension cost (benefit)	TOTAL	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Current service cost	165	49	45	11	46	1	13
Past service cost - Plan amendments	1	-	-	-	1	-	-
Past service cost - Curtailments and settlements	(4)	-	-	-	-	(4)	-
Net interest cost/(income) on net DB liability/(asset)	195	63	35	20	62	-	15
Total	357	112	80	31	109	(3)	28

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

The labor contract between ArcelorMittal USA and the United Steelworkers (“USW”) for 14 of the Company’s facilities in the United States expired on September 1, 2015. Employees continue to work under the existing contract as negotiations to reach a new labor agreement remain ongoing. The current labor agreement requires payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust at a fixed amount of 25 per quarter. The VEBA primarily provides limited healthcare benefits to the retirees of certain companies whose assets were acquired (referred to as Legacy Retirees). Additionally, ArcelorMittal USA’s retiree health care costs are capped at the 2008 per capita level for years 2010 and after.  The VEBA can be utilized to the extent funds are available, for costs in excess of the cap for these retirees.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plan. These assets consist of 74% in fixed income and 26% in equities and alternatives. The total fair value of the assets in the VEBA trust was 648 as of December 31, 2015.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year Ended December 31, 2015
		TOTAL	U.S.	CANADA	EUROPE	OTHERS
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,389	4,874	744	577	194
	Current service cost	96	50	9	28	9
	Interest cost on DBO	248	197	26	11	14
	Past service cost - Plan amendments	(2)	-	(2)	-	-
	Plan participants’ contribution	18	18	-	-	-
	Actuarial (gain) loss	132	171	(49)	7	3
	Demographic assumptions	(75)	(57)	(29)	13	(2)
	Financial assumptions	(159)	(139)	(15)	(10)	5
	Experience adjustment	366	367	(5)	4	-
	Benefits paid	(350)	(252)	(33)	(43)	(22)
	Termination benefits	6	6	-	-	-
	Foreign currency exchange rate differences and other movements [1]	(286)	(69)	(122)	(64)	(31)
	Benefit obligation at end of the period	6,251	4,995	573	516	167

	Change in plan assets
	Fair value of plan assets at beginning of the period	730	719	-	11	-
	Interest income on plan assets	28	28	-	-	-
	Return on plan assets greater/(less) than discount rate	(8)	(8)	-	-	-
	Employer contribution	191	191	-	-	-
	Plan participants’ contribution	18	18	-	-	-
	Benefits paid	(252)	(250)	-	(2)	-
	Foreign currency exchange rate differences and other movements	(1)	-	-	(1)	-
	Fair value of plan assets at end of the period	706	698	-	8	-

	Present value of the wholly or partly funded obligation	(1,452)	(1,388)	-	(64)	-
	Fair value of plan assets	706	698	-	8	-
	Net present value of the wholly or partly funded obligation	(746)	(690)	-	(56)	-
	Present value of the unfunded obligation	(4,799)	(3,607)	(573)	(452)	(167)
	Net amount recognized	(5,545)	(4,297)	(573)	(508)	(167)

	Net assets related to funded obligations	4	4	-	-	-
	Recognized liabilities	(5,549)	(4,301)	(573)	(508)	(167)

1	Other movements include Steelton for (69) in benefit obligations as has been classified held for sale in December 2015.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic other post-employment cost:

	Year Ended December 31, 2015
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	96	50	9	28	9
Past service cost - Plan amendments	(2)	-	(2)	-	-
Cost of termination benefits	6	6	-	-	-
Net interest cost/(income) on net DB liability/(asset)	220	169	26	11	14
Actuarial (gains)/losses recognized during the year	(3)	-	-	(3)	-
Total	317	225	33	36	23

	Year Ended December 31, 2014
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	82	39	10	23	10
Past service cost - Plan amendments	(17)	-	(17)	-	-
Past service cost - Curtailments	(6)	-	-	(6)	-
Net interest cost/(income) on net DB liability/(asset)	246	177	34	20	15
Actuarial (gains)/losses recognized during the year	22	-	-	22	-
Total	327	216	27	59	25

	Year Ended December 31, 2013
Components of net periodic OPEB cost (benefit)	TOTAL	U.S.	CANADA	EUROPE	OTHERS
Current service cost	96	41	13	26	16
Past service cost - Plan amendments	3	-	-	(2)	5
Past service cost - Curtailments	(24)	-	-	(24)	-
Net interest cost/(income) on net DB liability/(asset)	248	174	37	21	16
Actuarial (gains)/losses recognized during the year	(10)	-	-	(10)	-
Total	313	215	50	11	37

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year Ended December 31,
	2015	2014	2013
Net periodic pension cost	241	264	357
Net periodic OPEB cost	317	327	313
Total	558	591	670

Cost of sales	197	158	193
Selling, general and administrative expenses	27	30	34
Financing costs - net	334	403	443
Total	558	591	670

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2015
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	46%	52%	3%	5%	27%	44%
- Asset classes that have a quoted market price in an active market	24%	45%	3%	4%	27%	10%
- Asset classes that do not have a quoted market price in an active market	22%	7%	-	1%	-	34%
Fixed Income Securities (including cash)	38%	46%	95%	85%	61%	55%
- Asset classes that have a quoted market price in an active market	5%	40%	95%	84%	61%	4%
- Asset classes that do not have a quoted market price in an active market	33%	6%	-	1%	-	51%
Real Estate	-	-	1%	-	2%	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	2%	-
- Asset classes that do not have a quoted market price in an active market	-	-	1%	-	-	-
Other	16%	2%	1%	10%	10%	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	7%	10%	-
- Asset classes that do not have a quoted market price in an active market	16%	-	-	3%	-	1%
Total	100%	100%	100%	100%	100%	100%

	December 31, 2014
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	50%	56%	4%	3%	41%	43%
- Asset classes that have a quoted market price in an active market	28%	49%	4%	3%	38%	10%
- Asset classes that do not have a quoted market price in an active market	22%	7%	-	-	3%	33%
Fixed Income Securities (including cash)	34%	42%	94%	88%	58%	56%
- Asset classes that have a quoted market price in an active market	3%	37%	94%	87%	57%	5%
- Asset classes that do not have a quoted market price in an active market	31%	5%	-	1%	1%	51%
Real Estate	4%	-	1%	-	1%	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	1%	-
- Asset classes that do not have a quoted market price in an active market	4%	-	1%	-	-	-
Other	12%	2%	1%	9%	-	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	6%	-	-
- Asset classes that do not have a quoted market price in an active market	12%	-	-	3%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 1, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 150 and 844 in 2015 and 2014, respectively.

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

	December 31, 2015
	U.S.	CANADA	BRAZIL	EUROPE	SOUTH AFRICA	OTHERS
Equity Securities	52%	52%	3%	4%	34%	40%
Fixed Income Securities (including cash)	35%	47%	95%	85%	55%	59%
Real Estate	4%	-	1%	-	-	-
Other	9%	1%	1%	11%	11%	1%
Total	100%	100%	100%	100%	100%	100%

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2015	2014	2013	2015	2014	2013
Discount rate
Range	2.05% - 17%	1.90% - 17%	3.25% - 14%	0.9% - 30%	1.80% - 25%	3% - 22%
Weighted average	4.21%	4.29%	5.17%	4.49%	4.05%	4.86%
Rate of compensation increase
Range	2% - 11%	2% - 11%	2% - 10%	2% - 27%	2% - 21%	1.80% - 20%
Weighted average	3.11%	3.40%	3.66%	3.98%	3.64%	3.40%

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2015	2014	2013
Healthcare cost trend rate assumed
Range	2.00% - 7.00%	2.00% - 5.30%	2.00% - 6.09%
Weighted average	4.75%	4.80%	4.83%

Cash contributions and maturity profile of the plans

In 2016, the Company is expecting its cash contributions to amount to 296 for pension plans, 281 for other post employment benefits plans, 88 for defined contribution plans and 71 for U.S. multi-employer plans. Cash contributions to defined contribution plans and to U.S. multi-employer plans sponsored by the Company, were respectively 104 and 72 in 2015.

At December 31, 2015, the weighted average duration of the liabilities related to the pension and other post employment benefits plans were 12 years (2014: 11 years) and 14 years (2014: 12 years), respectively.

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

Assumption regarding future mortality rates has been set considering published statistics and where possible, ArcelorMittal’s own population’s experience. The current longevities at retirement underlying the values of the defined benefit obligation were approximately 22 years.

In 2014, the Society of Actuaries published new mortality base tables and new mortality improvement scales in the U.S.  Use of these new mortality assumptions resulted in increasing the pension and OPEB defined benefit obligations by 85 and 271, respectively. In 2015, the Society of Actuaries updated the mortality projection scale, which resulted in decreasing the pension and OPEB defined benefit obligations by 36 and 57, respectively.

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

In 2015, the healthcare cost trend rate assumption in the U.S. was adjusted, which resulted in increasing the OPEB defined benefit obligations by 232.  Additionally recent experience, which is starting point for projecting future costs, was unfavorable, resulting in increasing the OPEB defined benefit obligations by an additional 301.

Multi-employer plans

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal participates in one material multi-employer pension plan in the U.S. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2014, which is the latest period for which information is available, the multi-employer pension plan had a total actuarial liability of 4,399 and assets with market value of 3,827 for a funded ratio of about 87%. ArcelorMittal represented roughly 28% of total contributions made to the plan in the past three years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2015, the defined benefit obligation  for pension plans was 9,883):

	Effect on 2016 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2015 DBO
Change in assumption
100 basis points decrease in discount rate	(36)	1,207
100 basis points increase in discount rate	28	(990)
100 basis points decrease in rate of compensation	(13)	(172)
100 basis points increase in rate of compensation	15	188
1 year increase of the expected life of the beneficiaries	12	275

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2015 the defined benefit obligation for post-employment benefit plans was 6,251):

	Effect on 2016 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect of December 31, 2015 DBO
Change in assumption
100 basis points decrease in discount rate	(3)	915
100 basis points increase in discount rate	2	(737)
100 basis points decrease in healthcare cost trend rate	(49)	(667)
100 basis points increase in healthcare cost trend rate	58	778
1 year increase of the expected life of the beneficiaries	17	320

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

7.3          Share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options, restricted share units and performance share units, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. For the restricted share units and performance share units, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.

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

Dates of grant and exercise prices are as follows:

Date of grant	Exercise prices (per option)
August 2010	$30.66
August 2009	36.38
November 2008	21.14
August 2008	78.44
December 2007	70.81
August 2007	61.09
September 2006	32.07

No options were granted during the years ended December 31, 2015, 2014 and 2013.

The compensation expense recognized for stock option plans was nil, nil and 5 for each of the years ended December 31, 2015, 2014, and 2013, respectively.

Option activity with respect to ArcelorMittalShares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2015, 2014, and 2013:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2012	24,950,319	$21.14 – $78.44	$47.85
Forfeited	(139,993)	30.66 – 78.44	40.54
Expired	(3,246,700)	21.14 – 78.44	45.80
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Expired	(1,486,360)	27.31– 78.44	48.96
Outstanding, December 31, 2014	20,077,266	21.14 – 78.44	48.26
Expired	(2,885,194)	27.31– 78.44	41.75
Outstanding, December 31, 2015	17,192,072	21.14 – 78.44	49.35

Exercisable, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Exercisable, December 31, 2014	20,077,266	21.14 – 78.44	48.26
Exercisable, December 31, 2015	17,192,072	21.14 – 78.44	49.35

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2015:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$30.66	4,256,800	4.60	4,256,800	August 3, 2020
36.38	4,093,450	3.60	4,093,450	August 4, 2019
21.14	2,585	2.87	2,585	November 10, 2018
78.44	4,218,950	2.60	4,218,950	August 5, 2018
70.81	13,000	1.95	13,000	December 11, 2017
61.09	3,080,335	1.59	3,080,335	August 2, 2017
32.07	1,526,952	0.67	1,526,952	September 1, 2016
$21.14 – $78.44	17,192,072	2.98	17,192,072

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

The maximum number of RSUs and PSUs available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 5, 2015 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2015 annual general shareholders’ meeting to the May 2016 annual general shareholders’ meeting, a maximum of 5,000,000 RSUs and PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

 ArcelorMittal Equity Incentive Plan

RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Company. Between 500 and 700 of the Company’s most senior managers are eligible for RSUs.

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

The following table summarizes the Company’s share unit plans outstanding as of December 31, 2015:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

At Grant date						Number of shares as of December 31, 2015
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares exited	Shares forfeited
December 18, 2015	PSU	887,643	322	December 18, 2018	$3.83	887,643	-	-
December 18, 2015	RSU	1,105,361	576	December 18, 2018	3.83	1,105,361	-	-
June 30, 2015	GMB PSU	464,305	4	June 30, 2018	8.53	464,305	-	-
December 17, 2014	PSU	979,870	353	December 17, 2017	10.28	906,370	-	73,500
December 17, 2014	RSU	1,173,910	620	December 17, 2017	10.28	1,091,152	741	82,017
June 27, 2014	GMB PSU	843,376	6	June 27, 2017	16.85	767,746	-	75,630
September 27, 2013	PSU	504,075	384	September 27, 2016	13.17	412,720	-	91,355
September 27, 2013	RSU	1,065,415	682	September 27, 2016	13.17	903,246	13,143	149,026
June 28, 2013	GMB PSU	631,077	7	June 28, 2016	16.60	542,632	-	88,445
March 29, 2013	PSU	182,970	94	March 29, 2016	12.37	130,155	-	52,815
March 29, 2013	RSU	1,071,190	681	March 29, 2016	12.37	861,419	20,438	189,333
Total		8,909,192			$3.83 – $16.85	8,072,749	34,322	802,121

The compensation expenses recognized for RSUs and PSUs were immaterial for the years ended December 31, 2015, 2014 and 2013.

Share unit plan activity is summarized below as of and for each year ended December 31, 2015, 2014 and 2013:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2012	1,242,753	$14.45	262,665	$16.87
Granted	2,136,605	12.77	1,318,122	14.70
Exited	(14,788)	14.35	–	–
Forfeited	(120,904)	13.92	(53,640)	15.85
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03
Granted	1,173,910	10.28	1,823,246	13.32
Exited	(777,252)	14.43	–	–
Forfeited	(230,718)	13.27	(90,215)	14.27
Outstanding, December 31, 2014	3,409,606	12.06	3,260,178	14.10
Granted	1,105,361	3.83	1,351,948	5.44
Exited	(321,980)	14.30	(24,721)	16.87
Forfeited	(231,809)	11.90	(475,834)	15.20
Outstanding, December 31, 2015	3,961,178	9.59	4,111,571	11.11

NOTE 8: PROVISIONS, CONTINGENCIES AND COMMITMENTS

ArcelorMittal recognizes provisions for liabilities and probable losses that have been incurred when it has a present legal or constructive obligation as a result of past events, it is probable that the Company will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. Future operating expenses or losses are excluded from recognition as provisions as they do not meet the definition of a liability. Contingent assets and contingent liabilities are excluded from recognition in the statements of financial position.

Provisions for onerous contracts are recorded in the consolidated statements of operations when it becomes known that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received. Assets dedicated to the onerous contracts are tested for impairment before recognizing a separate provision for the onerous contract.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Provisions for restructuring are recognized when and only when a detailed formal plan exists and a valid expectation in those affected by the restructuring has been raised, by starting to implement the plan or announcing its main features.

ArcelorMittal records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of the related non-current asset. The fair value of the obligation is determined as the discounted value of the expected future cash flows. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated in accordance with the Company’s depreciation policies for property, plant and equipment. Subsequently, when reliably measurable, ARO is recorded on the consolidated statements of financial position increasing the cost of the asset and the fair value of the related obligation. Foreign exchange gains or losses on AROs denominated in foreign currencies are recorded in the consolidated statements of operations.

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

The estimates of loss contingencies for environmental matters and other contingencies are based on various judgments and assumptions including the likelihood, nature, magnitude and timing of assessment, remediation and/or monitoring activities and the probable cost of these activities. In some cases, judgments and assumptions are made relating to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of cost of these activities, including third parties who sold assets to ArcelorMittal or purchased assets from it subject to environmental liabilities. ArcelorMittal also considers, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and its historical experience with other circumstances judged to be comparable. Due to the numerous variables associated with these judgments and assumptions, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. As estimated costs to remediate change, the Company will reduce or increase the recorded liabilities through write backs or additional accruals in the consolidated statements of operations. ArcelorMittal does not expect these environmental issues to affect the utilization of its plants, now or in the future.

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described above.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

8.1          Provisions overview

The movements of provisions were as follows:

	Balance at December 31, 2013	Additions (*)	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2014
Environmental (see note 8.2)	915	81	(98)	(43)	855
Asset retirement obligations (see note 8.2)	516	41	(8)	(244) [1]	305
Site restoration	75	3	(22)	(10)	46
Staff related obligations	169	77	(38)	(18)	190
Voluntary separation plans	138	27	(97)	85	153
Litigation and other (see note 8.2)	954	144	(281)	(59)	758
Tax claims	355	47	(86)	(45)	271
Other legal claims	299	97	(93)	(14)	289
Other unasserted claims	300	-	(102)	-	198
Commercial agreements and onerous contracts	93	92	(43)	(20)	122
Other	229	52	(86)	(13)	182
	3,089	517	(673)	(322)	2,611
Short-term provisions	1,206				1,024
Long-term provisions	1,883				1,587
	3,089				2,611

	Balance at December 31, 2014	Additions (*)	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2015
Environmental (see note 8.2)	855	35	(96)	(97)	697
Asset retirement obligations (see note 8.2)	305	26	(5)	(29)	297
Site restoration	46	37	(23)	4	64
Staff related obligations	190	56	(36)	(43)	167
Voluntary separation plans	153	48	(83)	(21)	97
Litigation and other (see note 8.2)	758	162	(329)	(128) [2]	463
Tax claims	271	22	(36)	(68)	189
Other legal claims	289	140	(100)	(60)	269
Other unasserted claims	198	-	(193) [3]	-	5
Commercial agreements and onerous contracts	122	245	(81)	(13)	273
Other	182	53	(63)	(26)	146
	2,611	662	(716)	(353)	2,204
Short-term provisions	1,024				1,434
Long-term provisions	1,587				770
	2,611				2,204

(*) Additions exclude provisions written back or utilized during the same year
[1] Effects of foreign exchange and other movements in 2014 are mainly related to depreciation of local currencies for 144 primarily in Russia (42) and Ukraine (79) and disposal of Kuzbass (54).
[2] Effects of foreign exchange and other movements in 2015 are mainly related to the depreciation of local currencies primarily in Brazil (104).

[3] The provision presented as “Other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced. The Company recognized a release of 193 in 2015 following the expiration of the statute of limitations.

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

Provisions for staff related obligations primarily concern the United States and Brazil and are related to various employees’ compensation.

Provisions for voluntary separation plans concern primarily plans in Belgium, South Africa, the United States and Spain which are expected to be settled within one year. In 2015 new voluntary separation plans were announced in the United States (19) and in South Africa (27).

Provisions for litigation are related to probable losses that will be incurred due to a present legal obligation and are expected to be settled in a period of one to four years. Further detail regarding legal matters is provided in note 8.2.

The provision for onerous contracts in 2015 mainly includes onerous hot and cold rolled contracts in the United States.

Other mainly includes provisions for technical warranties and guarantees.

8.2 Environmental liabilities and legal proceedings

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2015, excluding asset retirement obligations, ArcelorMittal had established provisions of 697 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 431 in Europe, 140 in the United States, 95 in South Africa and 31 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 140 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 20 is expected to be spent in 2016. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 35, with anticipated spending of 4 during 2016, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

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

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the U.S. Environmental Protection Agency (the “EPA”) under the U.S. Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include approximately 10 for such sediment assessment and remediation, and 5 for RCRA Corrective Action at the Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

provisions for environmental liabilities include approximately 33 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of a plan to improve treatment facility operations and lower long-term wastewater treatment costs. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust and has until 2017 to reach the current target value of approximately 46. This target value is based on average spending over the last three years. The trust had a market value of 36 as of December 31, 2015. Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately 24 for this matter.

On August 8, 2006, the U.S. EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging multiple violations of the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) air permit requirements based on alleged failures by Bethlehem Steel dating back to early 1994. Based on recent court decisions and ongoing negotiations with the U.S. EPA, it is very likely that the US EPA will not enforce the alleged PSD permit violations by Bethlehem Steel against ArcelorMittal USA. The U.S. EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities. Some of the EPA’s information requests and subsequent allegations relate to recent operations while others relate to historical actions under former facility owners that occurred 14 to 28 years ago. In October 2011, the U.S. EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns. Compliance data relating to the self-reported items indicate that ArcelorMittal’s operations consistently achieve substantial rates of compliance with applicable permits and regulations. Comprehensive settlement discussions with the U.S. EPA and affected state agencies involving all of the NOVs are ongoing and a comprehensive settlement with the U.S. EPA, which is anticipated to encompass self-reported deviations through December 31, 2015 is being finalized for execution in 2016. The settlement will include payment of penalties, currently estimated at 6 and a three year compliance schedule for Indiana Harbor East non-compliance. Efforts to mitigate the total penalty to be paid by proposing a supplemental environmental proposal are also being explored

In 2014, the ArcelorMittal Monessen coke plant was re-started after having been idled since 2008. Since re-start, state regulatory authorities (“PADEP”) issued numerous NOVs, the majority of which concern Clean Air Act violations. U.S. EPA Region 3 also issued an NOV and, in addition, issued an information request seeking detailed testing and information concerning air compliance related issues. PADEP issued a proposed penalty assessment of $780,100 for alleged violations occurring from April, 2014 thru May, 2015. Additional penalties may be forthcoming and are expected to be negotiated and addressed in Consent Decree negotiations with PADEP and U.S. EPA enforcement officials. In addition, a Citizens Suit was filed by a local environmental group under the Clean Air Act alleging that local residents were being impacted by many of the issues reflected in the outstanding NOVs.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 431 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in France (83), Belgium (228), Luxembourg (57), Poland (26), Germany (22), Czech Republic (8) and Spain (5). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 83, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

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

Belgium

In Belgium, there is an environmental provision of 228 of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately 57, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Dudelange, Differdange and Dommeldange. The environmental provision also relates to elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of the Belval Blast Furnace water pond and former production sites. A provision of approximately 47 covers these obligations.

ArcelorMittal Belval and Differdange has an environmental provision of approximately 4 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

ArcelorMittal Bissen & Bettembourg has an environmental provision of approximately 2 to clean historical impact of former activity to meet the legal obligations.

Poland

ArcelorMittal Poland S.A.’s environmental provision of 26 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

Germany

In Germany, the environmental provision of 22 essentially relates to ArcelorMittal Bremen’s post-closure obligations mainly established for soil remediation, groundwater treatment and monitoring at the Prosper coke plant in Bottrop.

Czech Republic

In the Czech Republic, there is an environmental provision of 8, which essentially relates to the post-closure dismantling of buildings and soil remediation at the corresponding areas of the Ostrava site.

Spain

In Spain, ArcelorMittal España has environmental provisions of 5 due to obligations of sealing landfills located in the Asturias site and post-closure obligations in accordance with national legislation. These obligations include the collection and treatment of leachates that can be generated during the operational phase and a period of 30 years after the closure.

South Africa

ArcelorMittal South Africa has environmental provisions of approximately 95 to be used over 13 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 24 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. ArcelorMittal South Africa is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 72 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately 18 of the provision is allocated to this site.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 36 years. Approximately 19 of the provision is allocated to this site. As with all operating sites of ArcelorMittal South Africa, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

A provision of 29 relates to the environmental rehabilitation of the Thabazimbi Mine.

The remainder of the obligation of approximately 6 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 20 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site, and a provision of approximately 4 for the expected cost of remediating environmental issues at the former Sherman iron ore mine in Ontario once operated and managed by Dofasco (closed in 1990). ArcelorMittal Montreal has an environmental provision of approximately 7 for future disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2015, ArcelorMittal had established provisions for asset retirement obligations of 297, including 38 for Ukraine, 76 for Canada, 46 for the United States, 45 for Mexico, 19 for Belgium, 30 for Germany, 12 for South Africa, 6 for Brazil, 11 for Kazakhstan and 14 for Liberia.

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

The AROs in Mexico relate to the restoration costs following the closure of the Las Truchas and El Volcan and the joint operation of Pena Colorada iron ore mines.

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

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2025 and 2029, respectively.

In Kazakhstan, the AROs relate to the restoration obligations of the iron ore and coal mines.

In Liberia, the AROs relate to iron ore mine and associated infrastructure and mine related environmental damage and compensation. They cover the closure and rehabilitation plan under both the current operating phase and the not yet completed Phase 2 expansion project.

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2015, ArcelorMittal had recorded provisions in the aggregate of approximately 189 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2015, (ii) that constitute a contingent liability, or (iii) that were resolved in 2015, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Brazil

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 138 as of December 31, 2015. ArcelorMittal Brasil filed its defense in April 2011. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brazil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of second instance.

In 2011, SOL Coqueria Tubarão S.A. received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value added tax) in the total amount of 27 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets . In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to the Company in 2 of the cases. In September 2015, ArcelorMittal Tubarão has filed appeals with respect to each of the administrative tribunal’s decisions.  In January 2016, there were unfavorable decisions in two of the cases at the second administrative level.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 438. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for corporate income IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 387. ArcelorMittal Brasil has filed its defense, and the case is in the first administrative instance. In October 2014, the administrative tribunal of first instance found in favour of the Federal Revenue and ArcelorMittal Brasil filed its appeal on November 6, 2014.

For over 15 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated), in an amount of approximately 4. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 43 as of December 31, 2015.

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of 51 concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian Federal Revenue Service considers that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted. Comex filed its defense in June 2014. In March 2015, there was an unfavourable decision at the administrative tribunal of first instance, in respect of which the Company has filed an appeal.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from the February 2012 to December 2013 period. The amount claimed totals 41. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

was a further unfavourable decision at the second administrative level. The Company received the tax enforcement notice in December 2015 and intends to file its defense.

In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS (a value added-tax) on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 70. The administrative tribunal of first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. In December 2015, unfavourable decisions at the administrative tribunal of second instance were issued in five of the nine cases. The Company has filed another appeal against three of these adverse decisions and intends to file appeals in respect of the remaining two decisions upon receipt of formal notification thereof.

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe 71 in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of 17, 11 and 5 are due in respect of the profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe 155 in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by 29. The dispute is now in the judicial phase before the Tribunal des Affaires de Sécurité Sociale.

Mexico

In 2015, the Mexican Tax Administration Service issued three tax assessments to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 163 in respect of (i) improper interest deductions relating to certain loans, (ii) unpaid corporate income tax for interest payments improperly categorized as profit, and (iii) improper payment deductions for branding fee services and IT services in 2008. ArcelorMittal Mexico filed an annulment complaint in respect of each of the aforementioned assessments in November 2015.

Ukraine

In December 2010, the Ukrainian tax authorities issued a tax assessment in a total amount of 21 to ArcelorMittal Kryvyi Rih, alleging that it had breached tax law provisions relating to VAT for the December 2009 to October 2010 period. ArcelorMittal Kryvyi Rih appealed the assessment to a higher division of the tax authorities. The appeal was rejected, and ArcelorMittal Kryvyi Rih appealed this decision to the local District Administrative Court in February 2011. In March 2011, the local District Administrative Court decided in favor of ArcelorMittal Kryvyi Rih and the tax authorities filed an appeal. On June 26, 2012, the Court of Appeal ruled in favor of ArcelorMittal Kryvyi Rih, rejecting the appeal of the tax authorities, who on July 13, 2012 filed an appeal in cassation. On December 24, 2014, the Supreme Administrative Court of Ukraine left unchanged the decisions of the lower courts in favour of ArcelorMittal Kryvyi Rih. The tax authorities did not appeal to the Supreme Court of Ukraine before the deadline of December 24, 2015 and the case is therefore closed.

In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately 62. The claim relates to the cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryvyi Rih. Both parties filed appeals and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On June 3, 2015, the Supreme Administrative Court of Ukraine decided entirely in favor of ArcelorMittal Kryvyi Rih. The tax authorities have until June 3, 2016 to appeal the judgment to the Supreme Court of Ukraine.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2015, ArcelorMittal had recorded provisions in the aggregate of approximately 87 for such claims. Set out below is a summary description of competition/antitrust claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2015, (ii) that constitute a contingent

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

liability, or (iii) that were resolved in 2015, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court for the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and were consolidated with the Standard Iron Works lawsuit. On May 29, 2014, ArcelorMittal and ArcelorMittal USA LLC entered into an agreement to settle the direct purchaser claims for an amount of 90 recognized in cost of sales. On October 17, 2014, the court gave its final approval of the settlement and dismissed ArcelorMittal and ArcelorMittal USA LLC from the lawsuit. In September 2015, the court certified a class of direct purchasers on whether there was a conspiracy, allowing the case to proceed against the remaining defendants as a class action, but did not certify a class on impact or damages. This ruling does not affect the settlement. Two putative class actions on behalf of indirect purchasers have been filed and one has been dismissed for want of prosecution; the remaining indirect purchasers’ action is not covered by the settlement of the direct purchaser claims or the court’s class certification decision.

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 38 (at December 31, 2015 values). ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

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

Romania

In 2010 and 2011, ArcelorMittal Galati entered into high volume electricity purchasing contracts with Hidroelectrica, a partially state-owned electricity producer. Following allegations by Hidroelectrica’s minority shareholders that ArcelorMittal Galati (and other industrial electricity consumers) benefitted from artificially low tariffs, the European Commission opened a formal investigation into alleged state aid in April 2012. The European Commission announced on June 12, 2015 that electricity supply contracts signed by Hidroelectrica with certain electricity traders and industrial customers (including the one entered by ArcelorMittal Galati) did not involve state aid within the meaning of the EU rules.

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod, was referred to the Competition Tribunal. The Competition Commission seeks an order declaring that ArcelorMittal South Africa’s pricing in 2000-2003 in respect of low carbon wire rod amounted to price discrimination and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa (in the year preceding any final decision) and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal appealed the decision to reject the application, and applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. In 2014, ArcelorMittal South Africa requested the documents from the Competition Commission, which provided an index thereof. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities but this application was withdrawn by notice dated August 7, 2014. Issues of access to the Competition Commission’s documents remain open. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

In March 2012, the South African Competition Commission referred to the Competition Tribunal an allegation that ArcelorMittal South Africa and steel producer Highveld acted by agreement or concerted practice to fix prices and allocate markets in respect of certain flat carbon steel products over a period of 10 years (1999-2009) in contravention of the South African Competition Act. Pleadings remain open. If imposed, fines could amount to up to 10% of ArcelorMittal South Africa's turnover in the year preceding any final decision by the South African Competition Tribunal.

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

In relation to all these cases, ArcelorMittal South Africa has engaged with the Competition Commission and has made significant progress regarding a possible overall settlement. Whilst a draft settlement agreement is in the process of being finalized and is still subject to approval of the Competition Commission and the Competition Tribunal, a provision of 87 representing the present value of a proposed administrative penalty of 96 (R1.5 billion) has been recognized in cost of sales.  ArcelorMittal South Africa has, subject to certain conditions being agreed upon with the Competition Commission, proposed to pay the administrative penalty over a period of 5 years subject to appropriate interest.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2015, ArcelorMittal had recorded provisions of approximately 180 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2015, (ii) that constitute a contingent liability, or (iii) that were resolved in 2015, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Argentina

Over the course of 2007 to 2015, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar, related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 37 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 196. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By July 2015, in 22 of the total 37 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 67). These decisions have been appealed to the Argentinian National Fiscal Court.

Canada

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of 720 (CAD$1billion) or rescission of the transfer of the Baffinland securities by members of the class.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 101, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 15 to 26 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 41 to 65. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 26 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Rheims in France. At a hearing on  December 1, 2015, the Italian Court of Appeal  accepted the suspension of the enforcement of the decision of  December  18, 2014, following the agreement of  AMDSF to provide a guarantee for its value.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is approximately 64. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.

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

South Africa

When the South African government split Iscor into separate steel and mining operations in 2001, the mining license at the Sishen Mine (the “Sishen Mining Right”) was split between ArcelorMittal South Africa (“AMSA”) and Sishen Iron Ore Company (Proprietary) Limited (“SIOC”). AMSA was granted 21.4% of the Sishen Mining Right, with the remaining 78.6% being granted to SIOC. A condition of the iron ore supply contracts entered into between SIOC and AMSA in 2001 was that if AMSA lost its share of the Sishen Mining Right, SIOC would no longer be obligated to supply iron ore to AMSA at the price specified in the 2001 agreements. Under revised mining legislation, each holder of a mining right was required to reapply for its mining licence. When AMSA failed to reapply for its portion of the Sishen Mining Right, SIOC served notice on AMSA that it would no longer supply iron ore to AMSA at the price specified in the 2001 agreements. The parties commenced an arbitration process (the “SIOC Arbitration”) in April 2010 to resolve this dispute.

After AMSA’s failure to reapply for its portion of the Sishen Mining Right, the South African government attempted to award the 21.4% of the Sishen Mining Right to Imperial Crown Trading (“ICT”) in 2010. SIOC brought legal action against the South African government and ICT to challenge the prospective grant of the Sishen Mining Right to ICT. AMSA applied to be joined as applicant in these proceedings. AMSA argued in the proceedings that SIOC holds 100% of the Sishen Mining Right, and that ICT was not entitled to any portion of the Sishen Mining Right. On December 15, 2011, the Court ruled that SIOC holds 100% of the Sishen Mining Right and set aside the grant of the prospecting right to ICT. Subsequently, SIOC has been granted the rights to the remaining 21.4% share of the Sishen Mining Right, subject to conditions imposed by the South African government. Discussions are currently on-going as to the particulars of such conditions.

On November 5, 2013, a supply contract with SIOC (the “2014 SIOC Contract”) was entered into between SIOC, an entity in which Kumba has a 73.9% interest, and AMSA. The 2014 SIOC Contract relates to the sale and purchase of up to 6.25 million tonnes per annum of iron ore (from either the Sishen and Thabazimbi mines or any alternative source), complying with agreed specifications and lump-fine ratios. The 2014 SIOC Contract is effective until 180 days after either (i) AMSA gives written notice to SIOC that it is no longer economically viable for AMSA to produce steel from Saldanha or any of its inland domestic steel plants or (ii) SIOC gives written notice to AMSA that it is no longer economically viable for SIOC to export iron ore produced from the Sishen Mine. The 2014 SIOC Contract was entered into in order to replace the Sishen Supply Agreement and the Thabazimbi Supply Agreement entered into between AMSA and SIOC in November 2001.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On November 6, 2015, AMSA agreed with SIOC to amend the pricing mechanism terms of the 2014 SIOC Contract from a cost-based price to an export parity price (“EPP”) with effect from October 1, 2015. The EPP is calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index Price”) and, at certain Index Price levels, AMSA receives a discounted price. For example, if the Index price is between US$60/t and US$70/t, AMSA will receive a 5% discount to the EPP; between US$70/t and US$80/t, a 6.25% discount would apply and at an Index price above US$80/t, a 7.5% discount would apply. The Index Price is less erratic and volatile than a cost-based price, allowing AMSA more visibility with regards to future prices of iron ore, and in turn, greater certainty regarding the cost of iron ore. The definitive agreement was signed by the parties in February 2016.

Following AMSA’s and SIOC’s entry into the 2014 SIOC Contract in November 2013, the parties agreed to settle the SIOC Arbitration.

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

The number of claims outstanding for asbestos exposure at December 31, 2015 was 374 as compared to 351 at December 31, 2014. The range of amounts claimed for the year ended December 31, 2015 was €30,000 to €650,000 (approximately $32,661 to $707,655). The aggregate costs and settlements for the year ended December 31, 2015 were approximately 3.3, of which approximately 0.47 represents legal fees and approximately 2.8 represents damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2014 were approximately 4, of which approximately 0.3 represents legal fees and approximately 3 represents damages paid to the claimant.

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

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for seven Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately 196. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012 and the appeal proceedings are ongoing.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 268), including those who filed the claims before the Luxembourg courts described (and quantified) above.

8.3          Commitments

The Company’s commitments consist of the following:

	December 31,
	2015	2014[1]
Purchase commitments	20,059	23,988
Guarantees, pledges and other collateral	3,791	4,185
Non-cancellable operating leases	1,446	1,662
Capital expenditure commitments	280	712
Other commitments	1,161	1,383
Total	26,737	31,930

[1] The total commitments balance as of December 31, 2014 shown in the table above has been revised to correct the prior period disclosure, decreasing the balance by 389. The revision impacted only the disclosed amount and otherwise had no impact on the Company’s consolidated financial statements. The Company has evaluated the impact of the revision and determined that it did not have a material impact on any of its prior period annual and interim consolidated financial statements.

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position. The decrease in purchase commitments is mainly related to the fulfillment of commitments and the decline in raw material prices.

Purchase commitments include commitments given to associates for 558 and 317 as of December 31, 2015 and 2014, respectively. Purchase commitments include commitments given to joint ventures for 1,315 and 1,581 as of December 31, 2015 and 2014, respectively. Commitments given to joint ventures include 1,264 and 1,500 related to purchase of the output from Tameh as of December 31, 2015 and 2014, respectively. Additionally, the Company has committed to purchase 50% of the output from its joint venture Kalagadi once production commences (see note 2.4.1).

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit line given on behalf of third parties were 102 and 101 as of December 31, 2015 and 2014, respectively. Additionally, 12 and 22 were related to guarantees given on behalf of associates as of December 31, 2015 and 2014, respectively. Guarantees of 1,224 and 1,087 were given on behalf of joint ventures as of December 31, 2015 and 2014, respectively. Guarantees given on behalf of joint ventures includes 519 and 573 for the guarantee issued on behalf of Calvert as of December 31, 2015 and 2014, respectively.

Pledges and other collateral mainly relate to mortgages entered into by the Company’s operating subsidiaries. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included nil of commitments given on behalf of associates as of December 31, 2015 and 2014.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2015 and 2014 according to maturity periods are as follows:

	2015	2014
Less than 1 year	279	334
1-3 years	454	516
4-5 years	309	378
More than 5 years	404	434
Total	1,446	1,662

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Non-cancellable operating leases include time charter arrangements for shipping activities. The operating leases expense was 538, 686 and 672 in 2015, 2014 and 2013, respectively. The non-cancellable operating leases commitments for the year ended December 31, 2015 are related to plant, machinery and equipment (1,113), buildings (190), land (90) and other (53).

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

In 2008, ArcelorMittal Temirtau announced a decision to expand its production capacity from 4 million tons to 6 million tons and committed to improve the safety and security in its mining area. There were no outstanding commitments for these projects as of December 31, 2015 and 2014, respectively. Accordingly, the commitments as of December 31, 2014 have been retrospectively adjusted by 103 and 82 to correct the prior period disclosure.

In 2015, the Company re-assessed its commitments with respect to Phase 2 of the Liberia expansion project as a result of the delay of the project and rapid price declines. The commitments for the project decreased by 468 at December 31, 2015 as compared to December 31, 2014.

In 2014, ArcelorMittal Atlantique et Lorraine committed to investment programs in connection with the Florange site and ArcelorMittal Belgium in connection with the closure of the Liège site. The remaining capital expenditure commitments were 76 and 96 as of December 31, 2015, respectively.

Other commitments

Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.

Commitments to sell

 In addition to the commitments presented above, the Company has firm commitments to sell for 490 and 435 as of December 31, 2015 and 2014, respectively mainly related to natural gas and electricity.

NOTE 9: INCOME TAXES

The current tax payable or recoverable is based on taxable profit (loss) for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years or are never taxable or deductible. The Company’s current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted as of the consolidated statement of financial position date.

Tax is charged or credited to the consolidated statement of operations, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognized in other comprehensive income or in equity.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carryforwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of non deductible goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the profit reported in the consolidated statement of operations.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except if the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which the benefits of the temporary differences can be utilized and are expected to reverse in the foreseeable future.

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

9.1 Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2015, 2014 and 2013, respectively, are summarized as follows:

	Year ended December 31,
	2015	2014	2013
Total current tax expense	331	544	305
Total deferred tax expense (benefit)	571	(90)	(90)
Total income tax expense (benefit)	902	454	215

The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

	Year ended December 31,
	2015	2014	2013
Net income (loss) (including non-controlling interests)	(8,423)	(974)	(2,575)
Income tax expense (benefit)	902	454	215
Income (loss) before tax :	(7,521)	(520)	(2,360)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries	(2,146)	(147)	(591)
Permanent items	(2,124)	(273)	(1,544)
Rate changes	-	36	25
Net change in measurement of deferred tax assets	4,940	306	2,067
Tax effects of foreign currency translation	153	446	(81)
Tax credits	(13)	(63)	(57)
Other taxes	18	79	57
Others	74	70	339
Income tax expense (benefit)	902	454	215

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (29.22%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2015	2014	2013
Tax deductible write-downs on shares	(2,622)	(338)	(1,217)
Taxable (tax deductible) capital gains/losses	-	-	(371)
Taxable capital gains on associates and joint ventures	-	67	-
Non tax deductible goodwill impairment	250	-	-
Non tax deductible hyperinflationary adjustment	114	-
Taxable income of AMTFS	196	-	-
Other permanent items	(62)	(2)	44
Total permanent items	(2,124)	(273)	(1,544)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Tax deductible write-downs on shares: in connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of carrying amounts of investments in shares is also reviewed annually, resulting in tax deductible write-downs of the value of shares of consolidated subsidiaries in Luxembourg.

Non tax deductible goodwill impairment: in 2015 ArcelorMittal impaired the goodwill related to the Mining segment for a total amount of 0.9 billion (see note 5.3).

Tax deductible capital losses: the loss on sales of consolidated subsidiaries in Canada and Luxembourg which are principally tax deductible.

Taxable capital gains on associates and joint ventures relate to the disposal of the Company’s 50% interest in Gallatin Steel.

Non tax deductible hyperinflationary adjustment: non-monetary items in Venezuela are revalued according to the inflation rate for tax purposes. The resulting difference is non deductible to the extent it generates a tax loss.

Taxable income of AMTFS: ArcelorMittal Treasury Financial Services S.à r.l. (“AMTFS”), a subsidiary of ArcerlorMittal Treasury Americas LLC (“AMTAUS”), is a limited liability company organized under the laws of Luxembourg subject to taxation in Luxembourg on its worldwide income. AMTFS has filed an election to be treated as a disregarded entity for United States federal income tax purposes. Therefore, the income of AMTFS is subject to corporate income taxation simultaneously in 2 different countries (i.e. Luxembourg and the US).

Rate changes

The 2014 tax expense from rate changes of 36 is mainly due to the increase of the future income tax rate in Ukraine, partially offset by a decrease in Spain.

The 2013 tax expense from rate changes of 25 results from the increase or from the postponement of the reduction of the substantively enacted corporate income tax rate in Mexico and Ukraine respectively.

Net change in measurement of deferred tax assets

The 2015 net change in measurement of deferred tax assets of 4,940 primarily consists of tax expense of 2,622 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 2,405 due to non recognition and de-recognition of other deferred tax assets in other tax jurisdictions, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (87). In 2015, the Company derecognized 0.4 billion of previously recognized deferred tax assets, out of which 0.3 billion relates to Luxembourg tax integration. The de-recognition in Luxembourg represents the net reduction in projections of future taxable income in Luxembourg driven primarily by the challenging market conditions affecting the steel industry and unfavorable foreign exchange movements, partially offset by reductions in forecasted interest expense due to the Company’s announced plans in 2016 to repay debt with proceeds from a $3 billion equity rights offering and selling its 35% shareholding in Gestamp for €875 million.  The taxable income projection also includes the effect of the anticipated elimination of the current USD exposure of Luxembourgish deferred tax assets denominated in Euro.

The 2014 net change in measurement of deferred tax assets of 306 primarily consists of tax expense of 338 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 492 due to unrecognition and derecognition of other deferred tax assets, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (524).

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

Tax effects of foreign currency translation

The tax effects of foreign currency translation of  153, 446 and  (81) at December 31, 2015, 2014 and 2013 respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. In 2015 the effects are mainly due to depreciation of the Euro and the Canadian dollar in relation to the U.S. dollar.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Tax credits

The tax credits of (13), (63) and (57) in 2015, 2014 and 2013 respectively are mainly attributable to the Group’s operating subsidiaries in Brazil, Mexico and Spain. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests of 65, 26 and (45), as well as mining duties in Canada, Mexico and Ukraine of (39), 30 and 106, flat tax in Mexico of nil, nil and 5 and state tax in the United States of (21), 9 and (28)  in 2015, 2014 and 2013 respectively. As mining tax involves both current (including recoveries) and deferred consequences the position can also be a benefit depending e.g. on the temporary differences movement.

Others

Others consist of:

	Year ended December 31,
	2015	2014	2013
Tax contingencies/settlements	(8)	83	295
Prior period taxes	96	3	13
Others	(14)	(16)	31
Total	74	70	339

The 2015 others of 74 primarily consist of prior period adjustments for 96 related mainly to Luxembourg and Mexico.

The 2014 others of 70 primarily consist of uncertain tax provisions for 83 which mainly relate to North America.

The 2013 others of 339 primarily consists of the settlement of two tax amnesty programs in Brazil of 222 and settlement agreements as a result of tax audits in Germany of 73.

9.2          Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Unrealized gain (loss) on derivative financial instruments	4	64	(48)
Recognized actuarial gain (loss)	47	(94)	155
Foreign currency translation adjustments	(83)	(53)	(66)
	(32)	(83)	41
	(32)	(83)	41
Recognized in retained earnings:
Deferred tax expense
Gain on sale of non-controlling interests	-	-	9
	(32)	(83)	50

9.3          Uncertain tax positions

The Company operates in multiple jurisdictions with complex legal and tax regulatory environments. In certain of these jurisdictions, ArcelorMittal has taken income tax positions that management believes are supportable and are intended to withstand challenge by tax authorities. Some of these positions are inherently uncertain and include those relating to transfer pricing matters and the interpretation of income tax laws applied in complex transactions. The Company periodically reassesses its tax positions. Changes to the financial statement recognition, measurement, and disclosure of tax positions are based on management’s best judgment given any changes in the facts, circumstances, information available and applicable tax

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

laws. Considering all available information and the history of resolving income tax uncertainties, the Company believes that the ultimate resolution of such matters will not have a material effect on the Company’s financial position, statements of operations or cash flows (see note 8 “Provisions, contingencies and commitments”).

9.4 Deferred tax assets and liabilities

The origin of deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2015	2014	2015	2014	2015	2014
Intangible assets	16	16	(751)	(1,012)	(735)	(996)
Property, plant and equipment	444	441	(6,261)	(7,647)	(5,817)	(7,206)
Inventories	428	459	(409)	(495)	19	(36)
Financial instruments	4	46	(109)	(183)	(105)	(137)
Other assets	450	499	(368)	(438)	82	61
Provisions	1,973	2,448	(166)	(156)	1,807	2,292
Other liabilities	617	720	(683)	(649)	(66)	71
Tax losses carried forward	8,719	10,527	-	-	8,719	10,527
Tax credits and other tax benefits carried forward	282	502	-	-	282	502
Untaxed reserves	-	-	(57)	(120)	(57)	(120)
Deferred tax assets / (liabilities)	12,933	15,658	(8,804)	(10,700)	4,129	4,958

Deferred tax assets					6,625	7,962
Deferred tax liabilities					(2,496)	(3,004)

Deferred tax assets recognized by the Company as of December 31, 2015 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,852	22,905	8,719	14,186
Tax credits and other tax benefits carried forward	2,140	1,139	282	857
Other temporary differences	20,442	6,509	3,932	2,577
Total		30,553	12,933	17,620

Deferred tax assets recognized by the Company as of December 31, 2014 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	75,628	22,247	10,527	11,720
Tax credits and other tax benefits carried forward	2,194	1,439	502	937
Other temporary differences	19,650	5,693	4,629	1,064
Total		29,379	15,658	13,721

As of December 31, 2015, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily France, Germany, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.

The total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately 55.4 billion as of December 31, 2015. Of this amount 24.6 billion is considered realizable, resulting in the recognition of 6.8 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

legislation tax losses can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Of the total tax losses carried forward, 12.5 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company converts them to permanent through sales or other organizational restructuring activities.

The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the low likelihood that the factors that have contributed to past losses in Luxembourg will recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Group’s consolidated subsidiaries, leading to significant amounts of taxable interest income, (iv) lower interest expense due to the Company’s announced plans in 2016 to repay debt with proceeds from a $3 billion equity rights offering and selling its 35% shareholding in Gestamp for €875 million, (v) the implementation in 2015 of an Industrial Franchising Arrangement between ArcelorMittal and numerous worldwide operating subsidiaries, (vi) the effect of the anticipated elimination of  the current USD exposure of Luxembourgish deferred tax assets denominated in Euro, and (vii) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.

At December 31, 2015, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 6,625 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 6,625 is at least 24,441. Historically, the Company has been able to generate taxable income in sufficient amounts and believes that it will generate sufficient levels of taxable income in coming years to permit the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. In the event that a history of recent losses is present, the Company relied on convincing other evidence such as the character of (historical) losses and tax planning to support the deferred tax assets recognized.

For the period ended December 31, 2015 ArcelorMittal recorded approximately 37 (December 31, 2014: 11) of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is approximately 456.

  9.5         Tax losses, tax credits and other tax benefits carried forward

At December 31, 2015, the Company had total estimated tax losses carried forward of 77,852.

Such amount includes net operating losses of 6,297 primarily related to subsidiaries in Canada, Kazakhstan, Mexico, the Netherlands and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2016	26	2	28
2017	70	14	84
2018	73	9	82
2019	12	10	22
2020	63	44	107
2021 - 2035	1,321	4,653	5,974
Total	1,565	4,732	6,297

The remaining tax losses carried forward for an amount of 71,555 (of which 28,234 are recognized and 43,321 are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in Brazil, France, Germany, Luxembourg and Spain.

At December 31, 2015, the Company also had total estimated tax credits and other tax benefits carried forward of 2,140.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Such amount includes tax credits and other tax benefits of 910 primarily attributable to subsidiaries in Belgium, Spain and the United States of which 179 recognized and 731 unrecognized, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2016	1	73	74
2017	-	80	80
2018	-	110	110
2019	-	1	1
2020	-	2	2
2021 - 2035	178	465	643
Total	179	731	910

The remaining tax credits and other tax benefits for an amount of 1,230 (of which 200 are recognized and 1,030 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Belgium and Spain.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

.

NOTE 10: EQUITY

10.1        Share details

The Company’s shares consist of the following:

	December 31, 2013	Movement in year	December 31, 2014	Movement in year *	December 31, 2015
Issued shares	1,665,392,222	-	1,665,392,222	-	1,665,392,222
Treasury shares	(11,792,674)	774,261	(11,018,413)	2,437,323	(8,581,090)
Total outstanding shares	1,653,599,548	774,261	1,654,373,809	2,437,323	1,656,811,132
* refer to note 10.2 on the mandatorily convertible notes

Following the completion of an offering of ordinary shares on January 14, 2013, ArcelorMittal increased share capital by €455 million (608) from €6,428 million (9,403) to €6,883 million (10,011) through the issuance of 104,477,612 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,665,392,222.

On January 15, 2016, following the maturity of the mandatorily convertible notes (see 10.2 below), the Company increased share capital by €570 million (622) from €6,883 million (10,011) to €7,453 million (10,633) through the issuance of 137,967,116 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,803,359,338.

On February 5, 2016, ArcelorMittal announced a proposed capital increase of $3 billion subject to shareholder approval by way of a rights issue structured as non-statutory preferential subscription rights for ArcelorMittal shareholders. The Mittal family has committed to take up its pro-rata entitlement corresponding to approximately $1.1 billion. ArcelorMittal has entered into a standby underwriting commitment with three banks acting as joint global coordinators, pursuant to which the latter undertook to underwrite the capital increase for the remaining amount, subject to customary conditions.

Authorized shares

At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €7.7 billion represented by 1,773, 091,461 shares without nominal value.

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,995,857,213 shares without nominal value.

10.2        Equity instruments and hybrid instruments

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

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2015, $15.98 and $19.98, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

During the fourth quarter of 2015, the Company delivered 2,275,026 treasury shares against 1,817,869 notes converted at the option of their holders. As a result of such voluntary conversions, the carrying amount of MCNs decreased by 38. On January 15, 2016, upon final maturity of the MCNs, the remaining outstanding 88,182,131 notes were converted into 137,967,116 new common shares. Accordingly, share capital and additional paid-in-capital increased by 622 and 1,178, respectively and the carrying amount of MCNs decreased by 1,800.

Mandatory convertible bonds

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

On November 20, 2015, the conversion date of the 1,000 mandatory convertible bonds was extended from January 29, 2016 to January 31, 2018. The other main features of the mandatory convertible bonds remained unchanged. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 880 (net of cumulative tax and fees) and debt for 106. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 79 and was recognized as financing costs in the consolidated statements of operations.

10.3        Earnings per common share

Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Net income (loss) attributable to ordinary shareholders takes into consideration dividend rights of preferred shareholders such as holders of subordinated perpetual capital securities. Diluted earnings per share is computed by dividing income (loss) available to equity holders by the weighted average number of common shares and potential common shares from share unit plans and outstanding stock options as well as potential common shares from the conversion of certain convertible bonds whenever the conversion results in a dilutive effect.

The following table provides the numerators and a reconciliation of the denominators used in calculating basic and diluted earnings per common share for the years ended  December 31, 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
Net (loss) income attributable to equity holders of the parent	(7,946)	(1,086)	(2,545)
Interest assumed on the coupon and the premium for early redemption for subordinated perpetual capital securities	-	(14)	(57)
Net (loss) income considered for the purposes of basic and diluted earnings per share	(7,946)	(1,100)	(2,602)

Weighted average common shares outstanding (in millions) for the purposes of basic and diluted earnings per share	1,795	1,791	1,780

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 8 million, 7 million and 5 million potential common shares from share unit plans and 17 million, 20 million and 22 million potential common shares from stock options outstanding for the years ended December 31, 2015, 2014 and 2013, respectively, because such share unit plans and stock options are anti-dilutive.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

10.4        Dividends

Calculations to determine the amounts available for dividends are based on ArcelorMittal’s financial statements (“ArcelorMittal SA”) which are prepared in accordance with IFRS, as endorsed by the European Union. ArcelorMittal SA has no significant manufacturing operations of its own. Accordingly, it can only pay dividends or distributions to the extent it is entitled to receive cash dividend distributions from its subsidiaries’ recognized gains, from the sale of its assets or records share premium from the issuance of common shares. Dividends are declared in U.S. dollars and are payable in either U.S. dollars or in euros.

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2012	Annual General Shareholders’ meeting on May 8, 2013	0.20	July 15, 2013	332
Dividend for financial year 2013	Annual General Shareholders’ meeting on May 8, 2014	0.20	July 15, 2014	333
Dividend for financial year 2014	Annual General Shareholders’ meeting on May 5, 2015	0.20	June 15, 2015	331

Given the challenging global economic conditions and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors  proposed that no dividend be paid for financial year 2015. This proposal is subject to shareholder approval at the next annual general meeting on May 4, 2016.

10.5 Non-controlling interests
10.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the principal subsidiaries which include non-controlling interests at December 31, 2015 and 2014 and for the year ended December 31, 2015 and 2014.
Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non-controlling voting rights at December 31, 2015	% of non-controlling interests and non-controlling voting rights at December 31, 2014	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2015	Non-controlling interests at December 31, 2015	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2014	Non-controlling interests at December 31, 2014
ArcelorMittal South Africa	South Africa	47.98%	47.98%	(301)	416	(8)	859
Sonasid[1]	Morocco	67.57%	67.57%	(6)	109	10	143
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	3	180	(6)	256
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	25	128	41	175
Hera Ermac[2]	Luxembourg	-	-	-	880	-	899
AMMC[3]	Canada	15.00%	15.00%	32	493	88	514
Arceo [4]	Belgium	62.29%	-	4	145	-	-
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	(239)	(251)	(13)	(13)
Other				5	198	-	241
Total				(477)	2,298	112	3,074

[1] Sonasid

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

[2] Hera Ermac
The non-controlling interests correspond to the equity component of the mandatory convertible bonds maturing on January 31, 2018.

3 AMMC

On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

[4] Arceo

On June 1, 2015, the Company signed an agreement with Sogepa, an investment fund of the Walloon Region in Belgium, to restructure the research and development activities of their combined investment in Arceo, an investment previously accounted for under the equity method by the Company. Additionally, on June 11, 2015, Sogepa made a capital injection into Arceo, decreasing the Company’s percentage ownership from 50.1% to 37.7%. Following the signed agreement to restructure the activities of Arceo, the Company obtained control and fully consolidated the investment, which resulted in an increase in non-controlling interests by 148.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Summarized statements of financial position
	December 31, 2015
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia

Current assets	831	180	913	172	191	2,434	79	84
Non-current assets	1,130	121	3,311	173	1,379	5,450	165	100
Total assets	1,961	301	4,224	345	1,570	7,884	244	184
Current liabilities	856	120	518	63	54	365	10	1,030
Non-current liabilities	214	30	342	22	91	3,602	1	597
Net assets	891	151	3,364	260	1,425	3,917	233	(1,443)

Summarized statements of operations
	December 31, 2015
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia

Revenue	2,478	345	2,118	701	-	1,432	-	86
Net income (loss)	(581)	(10)	58	58	(242)	475	7	(1,516)
Total comprehensive income (loss)	(516)	(14)	70	61	(242)	496	7	(1,516)

Summarized statements of cash flows
	December 31, 2015
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC	Arceo	AM Liberia

Net cash provided by / (used in) operating activities	(85)	17	174	60	25	146	17	(103)
Net cash provided by / (used in) investing activities	(99)	(6)	(154)	(10)	(23)	(171)	(142)	(102)
Net cash provided by / (used in) financing activities	307	15	-	(52)	(2)	(97)	127	205
Impact of currency movements on cash	(23)	(2)	(43)	(4)	-	-	(1)	-
Cash and cash equivalents:
At the beginning of the year	39	37	127	18	-	318	-	1
At the end of the year	139	61	104	12	-	196	1	1

Dividend to non-controlling interests	-	(6)	-	(17)	-	(57)

Summarized statements of financial position
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Current assets	1,105	217	1,149	265	168	2,742
Non-current assets	1,746	147	5,099	272	1,692	5,436
Total assets	2,851	364	6,248	537	1,860	8,178
Current liabilities	765	134	652	131	14	381
Non-current liabilities	297	33	535	38	164	4,230
Net assets	1,789	197	5,061	368	1,682	3,567

Summarized statements of operations
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Revenue	3,216	485	3,087	981	-	2,049
Net income (loss)	(17)	12	(130)	84	217	510
Total comprehensive income (loss)	(15)	16	(133)	135	217	472

Summarized statements of cash flows
	December 31, 2014
	AM South Africa	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMC

Net cash provided by / (used in) operating activities	155	77	241	97	24	764
Net cash provided by / (used in) investing activities	(247)	(10)	(192)	(30)	(26)	(346)
Net cash provided by / (used in) financing activities	12	(30)	-	(64)	2	(285)
Impact of currency movements on cash	(5)	(2)	-	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	124	2	78	17	-	185
At the end of the year	39	37	127	18	-	318

Dividend to non-controlling interests	-	(10)	-	(25)	-	(67)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

10.5.2 Transactions with non-controlling interests

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

ArcelorMittal South Africa

On January 15, 2016, ArcelorMittal South Africa completed a rights offering fully underwritten by ArcelorMittal. The total cash proceeds amounted to ZAR 4.5 billion. ArcelorMittal subscribed  the capital increase through repayment of an outstanding intragroup loan of ZAR 3.2 billion and an additional cash injection of ZAR 0.5 billion. The intragroup loan is being repaid in two tranches; the first tranche has been repaid and the second is expected to be paid in 2016. As a result of the rights issue, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 70.55%.

Additionally, as part of ArcelorMittal South Africa’s transformation initiatives in order to maximize its score under the Broad-Based Black Economic Empowerment (“B-BBEE”) Codes of Good Practice, the company launched on October 1, 2015 an employee share ownership plan following which the Ikageng Broad-Based Employee Share Trust obtained an ownership interest (1.85% after consideration of the rights offering described above)  in ArcelorMittal South Africa to be attributed to qualifying employees upon vesting date of the plan. It is also proposed that a B-BBEE transaction is undertaken to achieve a sustainable black ownership in the company. ArcelorMittal South Africa has now finalized the selection of a potential B-BBEE partner/s with whom to commence negotiations to conclude the transaction for an equity interest in the company.

There were no transactions with non-controlling interests in 2015. Transactions with non-controlling interests in 2014 and 2013 were as follows:

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

ArcelorMittal Mines Canada

On March 15, 2013 and May 30, 2013, a consortium led by POSCO, China Steel Corporation (“CSC”) and certain financial investors, completed the acquisition of a 15% interest in the joint venture partnerships  holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets for total consideration of 1,100 in cash settled in two installments of 810 and 290 for an 11.05% interest and a 3.95% interest, respectively. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests. Upon completion of the sale, the Company recognized non-controlling interests for 374 and an increase of 726 directly in equity.

	2014	2013
	ArcelorMittal Luxembourg	AMMC	ArcelorMittal Liberia	Total
Non-controlling interests	23	(374)	(28)	(402)
Purchase price (selling price), net	17*	(1,100)*	(24)	(1,124)
Adjustment to equity attributable to the equity holders of the parent	6	726	(4)	722
* Purchase price (selling price) was settled in cash.

Transactions with non-controlling interests include also the mandatory convertible bonds (see note 10.2).

NOTE 11: RELATED PARTIES

Transactions with related parties, including associates and joint ventures of the Company, were as follows:

11.1 Sales and trade receivables

			Year ended December 31,			December 31,
			Sales			Trade receivables
	Transactions	Category	2015	2014	2013	2015	2014
	Calvert[1]	Joint Venture	1,271	1,136	-	6	28
	Gonvarri Group	Associate	1,233	1,456	1,364	32	91
	Macsteel Group	Joint Venture	516	579	497	22	25
	I/N Kote L.P.	Joint Venture	377	412	432	24	-
	Bamesa Group	Associate	367	416	397	7	60
	AMCDI[2]	Joint Venture	310	-	-	2	-
	Gestamp Group	Associate	310	297	281	2	35
	CLN Group	Associate	310	563	359	3	63
	Borcelik Celik Sanayii Ticaret A.S.	Associate	305	516	435	4	2
	WDI Group	Associate	181	238	207	-	-
	Aperam	Other	165	190	155	22	25
	AM RZK[3]	Joint Venture	148	-	-	29	-
	Stalprodukt S.A.	Associate	146	180	191	16	38
	Tameh[4]	Joint Venture	63	5	-	3	9
	Stalprofil S.A.	Associate	53	82	74	4	12
	ArcelorMittal BE Group SSC AB	Joint Venture	52	59	52	2	3
	DHS Group	Associate	38	33	57	7	7
	Consolidated Wire Industries Limited	Associate	34	50	40	1	-
	ArcelorMittal Algérie Spa[5]	Asset held for sale	19	93	-	-	1
	Uttam Galva Steels Limited	Associate	-	27	9	-	11
	Other		226	274	220	30	59
	Total		6,124	6,606	4,770	216	469

[1]	The joint venture Calvert LLC was acquired on February 26, 2014 (see note 2).
[2]	The joint venture ArcelorMittal CLN Distribuzione Italia S.r.l. (“AMCDI”) was established on March 30, 2015 (see note 2).
[3]	The joint venture ArcelorMittal RZK Celik Servis Merkezi Sanayi ve Ticaret Anonim Sirketi (“AM RZK”) was established on February 26, 2015 (see note 2).
[4]	The joint venture Tameh was acquired on December 11, 2014 (see note 2).
[5]	ArcelorMittal Algérie Spa became an associate on December 17, 2013 and is classified as held for sale at December 31, 2015 (see note 2).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

11.2             Purchases and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade payables
	Transactions	Category	2015	2014	2013	2015	2014
	Tameh[1]	Joint Venture	245	12	-	58	19
	Empire Iron Mining Partnership	Associate	228	257	203	-	-
	Gonvarri Group	Associate	176	193	168	27	14
	Borcelik Celik Sanayii Ticaret A.S.	Associate	165	175	165	30	37
	Aperam	Other	131	168	113	11	34
	Exeltium	Joint Venture	80	87	89	7	-
	CFL Cargo S.A.	Associate	58	74	66	8	8
	Baycoat L.P.	Joint Venture	42	43	48	5	6
	Vulkan Energiewirtschaft Oderbrücke GmbH	Other	39	44	45	6	7
	Borusan Demir Delik Sanayi ve Ticaret A.S.	Associate	33	34	43	2	2
	Alkat sp. z.o.o.	Associate	32	36	34	3	3
	Uttam Galva Steels Limited	Associate	31	65	67	-	10
	Steeltrack	Associate	26	22	1	3	1
	Eko SchrottRecycling GmbH	Other	24	35	34	1	3
	Macsteel Group	Joint Venture	14	17	-	-	-
	Calvert[2]	Joint Venture	13	-	-	32	109
	DHS Group	Associate	1	12	45	-	1
	Kiswire ArcelorMittal Ltd.[3]	Other	-	13	39	-	-
	Other		122	68	150	63	36
	Total		1,460	1,355	1,310	256	290

[1]	The joint venture Tameh was acquired on December 11, 2014 (see note 2).
[2]	The joint venture Calvert LLC was acquired on February 26, 2014 (see note 2).
[3]	The joint venture Kiswire ArcelorMittal Ltd. was sold in May 2014 (see note 2). Purchases include purchase transactions until May 2014.

11.3 Other transactions with related parties

At December 31, 2015, the Company had receivables from ArcelorMittal Tubular Products Al Jubail for the construction of a seamless tube mill in Saudi Arabia amounting to 99 including unsecured loans of 85 with various maturity dates ranging from 1 to 3 years.

As of December 3, 2014, AM Calvert signed a member capital expenditure loan agreement  with the joint venture Calvert LLC and as of December 31, 2015, the loans amounted to 52 including accrued interest. The loans bear interest from 3% to 3.75% and have various maturity dates ranging from 1 to 28 years.

Other non-current liabilities include 42 with respect to loan payable to Baffinland Iron Mines Corporation in relation to the capital increase in Baffinland.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In May 2014 ArcelorMittal entered into a 5-year off take agreement with its joint venture Baffinland, whereby it will buy the lesser of 50% of the annual quantity of iron ore produced by Baffinland and 2 million tonnes of iron ore per year. The purchase price is referenced to the Platts IODEX 62% Fe CFR China index and until the end of 2017 ArcelorMittal will pay advances to Baffinland the equivalent of 80% of the purchase for the iron ore stockpiled by Baffinland outside the sailable season during which the iron ore can be shipped.

In May 2014, ArcelorMittal also entered into a sales contract with Baffinland whereby it agreed to act as a sales agent for all of Baffinland’s iron ore (excluding the shipments subject to the off take agreement mentioned above). In addition, until December 31, 2015, the Company agreed to advance to Baffinland the equivalent of 80% of the purchase price of the 50% of iron ore stockpiled by Baffinland outside the sailable season up to a maximum of 1.5 million tonnes.

Transactions with related parties are mainly related to sales and purchases of raw materials and steel products.