Form 20-F
period 2016-12-31
ArcelorMittal
filed 2017-02-23
CIK 1243429

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Anne van Ysendyck, Company Secretary, 24-26, Boulevard d’Avranches, L-1160 Luxembourg,
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

3,065,710,869

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

For the purposes of this annual report, the names of the following ArcelorMittal subsidiaries as abbreviated below will be used where applicable.

	Name of Subsidiary	Abbreviation	Country
NAFTA
	ArcelorMittal Dofasco G.P.	ArcelorMittal Dofasco	Canada
	ArcelorMittal México S.A. de C.V.	ArcelorMittal Mexico	Mexico
	ArcelorMittal USA LLC	ArcelorMittal USA	USA
	ArcelorMittal Las Truchas, S.A. de C.V.	ArcelorMittal Las Truchas	Mexico
	ArcelorMittal Long Products Canada G.P.	ArcelorMittal Long Products Canada	Canada

Brazil and neighboring countries ("Brazil")
	ArcelorMittal Brasil S.A.	ArcelorMittal Brasil	Brazil
	Acindar Industria Argentina de Aceros S.A.	Acindar	Argentina

Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	ArcelorMittal Atlantique & Lorraine	France
	ArcelorMittal Belgium N.V.	ArcelorMittal Belgium	Belgium
	ArcelorMittal España S.A.	ArcelorMittal España	Spain
	ArcelorMittal Flat Carbon Europe S.A.	AMFCE	Luxembourg
	ArcelorMittal Galati S.A.	ArcelorMittal Galati	Romania
	ArcelorMittal Poland S.A.	ArcelorMittal Poland	Poland
	ArcelorMittal Eisenhüttenstadt GmbH	ArcelorMittal Eisenhüttenstadt	Germany
	ArcelorMittal Bremen GmbH	ArcelorMittal Bremen	Germany
	ArcelorMittal Méditerranée S.A.S.	ArcelorMittal Méditerranée	France
	ArcelorMittal Belval & Differdange S.A.	ArcelorMittal Belval & Differdange	Luxembourg
	ArcelorMittal Hamburg GmbH	ArcelorMittal Hamburg	Germany
	ArcelorMittal Ostrava a.s.	ArcelorMittal Ostrava	Czech Republic
	ArcelorMittal Duisburg GmbH	ArcelorMittal Duisburg	Germany

Africa and Commonwealth of Independent States ("ACIS")
	ArcelorMittal South Africa Ltd.	ArcelorMittal South Africa	South Africa
	JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
	PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine
	ArcelorMittal International Luxembourg S.A.	ArcelorMittal International Luxembourg	Luxembourg

Mining
	ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure Canada G.P.[1]	ArcelorMittal Mines and Infrastructure Canada	Canada
	ArcelorMittal Liberia Ltd	ArcelorMittal Liberia	Liberia
	JSC ArcelorMittal Temirtau	ArcelorMittal Temirtau	Kazakhstan
	PJSC ArcelorMittal Kryvyi Rih	ArcelorMittal Kryvyi Rih	Ukraine

1	The business formerly carried on by ArcelorMittal Mines Canada Inc. is now carried on by ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.

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

•         “Articles of Association” are to the amended and restated articles of association of ArcelorMittal, dated April 27, 2016;

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

•         “euro”, “euros”, “EUR” or “€” are to the official currency of the European Union (“EU”) member states participating in the European Monetary Union;

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

•         “GMB” are to the Group Management Board, the former senior management body which was replaced by the CEO Office as of January 1, 2016. The CEO Office, supported by six Executive Officers, makes up the Company’s senior management;

•         “CEO Office” are to the Chief Executive Officer, Mr. Lakshmi N. Mittal, and the Chief Financial Officer, Mr. Aditya Mittal;

•         “Executive Officers” are to those executives of the Company who are supporting the CEO Office and jointly with the CEO Office represent the senior management of the Company;

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

•         “metallurgical coal” are to a broader term than coking coal that includes all coals used in steelmaking, such as coal used for the pulverized coal injection (“PCI”) process;

•         “run of mine” or “ROM” are to mined iron ore or coal to be fed to a preparation and/or concentration process;

•         “wet recoverable” are to a quantity of iron ore or coal recovered after the material from the mine has gone through a preparation and/or concentration process excluding drying;

•         “CIS” are to the countries of the Commonwealth of Independent States; and

•         the “Spanish Stock Exchanges” are to the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Financial information

This annual report contains the audited consolidated financial statements of ArcelorMittal and its consolidated subsidiaries, including the consolidated statements of financial position as of December 31, 2016 and 2015, and the consolidated statements of operations, other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2016, 2015 and 2014. ArcelorMittal’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial information and certain other information presented in a number of tables in this annual report have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This annual report on Form 20-F includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provides additional information to investors and management with respect to the Company’s operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies.

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.    Selected financial data

The following tables present selected consolidated financial information of ArcelorMittal as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, prepared in accordance with IFRS as issued by the IASB. This selected consolidated financial information should be read in conjunction with ArcelorMittal’s consolidated financial statements, including the notes thereto, included elsewhere herein.

	Consolidated Statements of Operations
	(Amounts in $ millions except per share data)	Year ended December 31,
		2016	2015	2014	2013	2012
	Sales	56,791	63,578	79,282	79,440	84,213
	Operating income/(loss)	4,161	(4,161)	3,034	1,197	(2,645)
	Net income/(loss) from continuing operations (including non-controlling interest)	1,734	(8,423)	(974)	(2,575)	(3,469)
	Net income/(loss) attributable to equity holders of the parent	1,779	(7,946)	(1,086)	(2,545)	(3,352)
	Net income/(loss) (including non-controlling interest)	1,734	(8,423)	(974)	(2,575)	(3,469)
	Earnings per common share (in U.S. dollars)
	Basic earnings (loss) per common share[1,2]	0.62	(3.43)	(0.48)	(1.13)	(1.68)
	Diluted earnings (loss) per common share[1,2]	0.62	(3.43)	(0.48)	(1.13)	(1.68)
	Dividends declared per share[3]	-	-	0.15	0.15	0.58

	Consolidated Statements of Financial Position
	(Amounts in $ millions except share data)	As of December 31,
		2016	2015	2014	2013	2012
	Total assets	75,142	76,846	99,179	112,308	113,998
	Net assets	32,325	27,570	45,160	53,173	50,466
	Share capital	401	10,011	10,011	10,011	9,403
	Basic weighted average common shares outstanding (millions)[2]	2,860	2,316	2,312	2,297	1,999
	Diluted weighted average common shares outstanding (millions)[2]	2,865	2,316	2,312	2,297	1,999

1

Basic earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per common share include assumed shares from stock options, shares from restricted stock units and convertible debt (if dilutive) in the weighted average number of common shares outstanding during the periods presented. See note 10.3 to the consolidated financial statements for further information.

2

Following the Company’s equity offering in April 2016, the earnings (loss) per share for prior periods has been recasted in accordance with IFRS in the current year for the years ended December 31, 2015, 2014, 2013 and 2012, respectively, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price.

3

Following the Company’s equity offering in April 2016, the dividends declared per share for prior periods has been recasted in the current year for the years ended December 31, 2014, 2013 and 2012, respectively, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. The actual dividends paid were $0.20, $0.20 and $0.75 per issued share as of December 31, 2014, 2013 and 2012, respectively.

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

The steel industry is affected by global and regional production capacity and fluctuations in steel imports and exports, which are themselves affected by the existence and amounts of tariffs and customer stocking and destocking cycles. The steel industry globally has historically suffered from structural overcapacity, and the current global steelmaking capacity exceeds the current global consumption of steel. This overcapacity is amplified during periods of global or regional economic weakness due to weaker global or regional demand. In particular, China is both the largest global steel consumer and the largest global steel producer by a large margin, and the balance between its domestic production and consumption has been an important factor influencing global steel prices in recent years. According to the monthly data from the Chinese National Bureau of Statistics, Chinese steel production totaled 799 million metric tonnes in 2015 and 808 million metric tonnes in 2016. Chinese apparent steel consumption is structurally below these production levels, with exports of 112.4 million tonnes in 2015 and 109 million tonnes in 2016, double the levels seen in 2012 and 2013. Given this structural overcapacity, the Chinese government has indicated its intention to reduce steel production capacity by 100-150 million tonnes by 2020, and the announcement of the anticipated merger of two major Chinese steel producers is an indication of potential progress to this end. It remains to be seen, however, if the country will maintain or achieve such goals and whether the reduction in capacity will result in a reduction in steel production. In addition to China, other developing markets (such as Brazil, Russia and Ukraine) show structural overcapacity following years of rapid economic growth and more recent slowdowns. Finally, certain developed markets, particularly developed Asia and to a much lesser degree Europe, remain in a position of structural overcapacity notwithstanding rationalization steps taken (in particular in Europe) by ArcelorMittal and other producers in recent years.

The overcapacity of steel production in the developing world and in China in particular has weighed on global steel prices, since China is the largest global steel consumer and, even more directly, by leading to massive exports to developed markets globally and in particular Europe and NAFTA, ArcelorMittal’s principal markets. These exports, often at low prices that may be at or below the cost of production, have depressed steel prices in regional markets world-wide. See “Unfair trade practices in ArcelorMittal’s home markets could negatively affect steel prices and reduce ArcelorMittal’s profitability.”

Despite prolonged iron ore oversupply in recent years, mining companies have continued to increase production, with global seaborne supply increasing again in 2016 and expected to increase further in 2017 and 2018. Excess iron ore supply coupled with decreased demand in iron ore consuming industries, such as steel, has led to a prolonged depression of iron ore prices, which has in turn weighed on steel prices as iron ore is a principal raw material in steelmaking.

A continuation of this trend of steel and iron ore oversupply, if not counterbalanced by effective trade measures and/or demand increases, would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Protracted low steel and iron ore prices, or further decreases in steel and iron ore prices, would be likely to have an adverse effect on ArcelorMittal’s results of operations.

As an integrated producer of steel and iron ore, ArcelorMittal’s results of operations are sensitive to the market prices of steel and iron ore in its markets and globally. The impact of market steel prices on its results is direct. The impact of market iron ore prices is both direct, as ArcelorMittal sells iron ore on the market to third parties, and indirect as iron ore is a principal raw material used in steel production and fluctuations in its market price are typically and eventually passed through to steel prices. Steel prices and iron ore prices are affected by supply trends (see above), demand trends and inventory cycles. In terms of demand, steel and iron ore prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are significant markets for ArcelorMittal’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. In addition, as indicated above, excess supply relative to demand in local markets generally results in increased exports and drives down global prices. In terms of inventory, steel stocking and destocking cycles affect apparent demand for steel and hence steel prices and steel producers’ profitability.  For example, steel distributors may accumulate substantial steel inventories in periods of low prices and, in periods of rising real demand for steel from end-users, steel distributors may sell steel from inventory (destock), thereby delaying the effective implementation of steel price increases. Conversely, steel price decreases can sometimes develop their own momentum, as customers adopt a “wait and see” attitude and destock in the expectation of further price decreases.

As a result of these factors, steel and iron ore prices have been under pressure in recent periods and particularly in 2015, with both steel and iron ore reaching historical lows in 2015. This had a pronounced negative effect on ArcelorMittal’s results of operations, in the form of significant declines in revenues and operating income for 2015. Moreover, the particularly sharp decline in steel prices in the second half of 2015 triggered inventory related losses of $1.3 billion, and the significant decline in iron ore and coal prices led to a $3.4 billion impairment of mining assets and goodwill in the fourth quarter of 2015. Steel prices generally improved during 2016 compared to the low levels of year-end 2015, but with a high level of volatility, particularly in the fourth quarter. Iron ore prices were highly volatile in 2016, hitting a record low of $39.25 per tonne on January 14, 2016 but with an average of $52.06 per tonne for the first half of 2016 and an improvement in the third quarter of 2016 to an average of $58.6 per tonne, and then to an average of $70.8 per tonne in the fourth quarter of 2016. Despite the recent price recovery on quarterly averages seen over the second half of 2016, iron ore prices are expected to remain under pressure from the expected continued oversupply.

While the steel price increases and iron ore price recovery during the second half of 2016 may well be supported by underlying demand trends, the timing and extent of continued price recovery or return to prior levels cannot be predicted. In response to recent declines and higher volatility in steel and iron ore prices, the Company has implemented in recent years a number of cost-saving measures intended to improve operating income (refer to “Item 4B–Information on the Company–Business overview–Competitive strengths–Dynamic responses to market challenges and opportunities” and “Item 4B–Information on the Company–Business overview–Business strategy–Action 2020 plan”), as well as measures to reduce its cash requirements, including through lower capital expenditures, interest expense and the suspension of dividend payments. These actions may not prove sufficient to restore or maintain profitability or cash flows, particularly if the low level of steel and iron ore prices is prolonged and the recent price increases do not hold, in which case, ArcelorMittal’s results of operations and financial condition would be adversely affected.

Volatility in the supply and prices of raw materials, energy and transportation, and volatility in steel prices or mismatches between steel prices and raw material prices could adversely affect ArcelorMittal’s results of operations.

The prices of steel, iron ore, coking coal, coke and scrap are highly volatile. For example, iron ore spot prices fluctuated between a peak of $160 per tonne (Platts index, CFR China, 62% Fe) in February 2013 and $110 per tonne at the end of May in 2013 before steady declines culminated in a historical low at the end of December 2015 of $38.50 per tonne. A period of high volatility followed as prices spiked to $70.50 in April 2016, declining to $49.30 per tonne on June 2, 2016 and then increasing to $83.95 per tonne on December 12, 2016. A recent example of this volatility is the sudden and sharp increase in the coking coal prices in the second half of 2016, largely driven by a Chinese domestic shortage of coking coal as well as maintenance and operational production issues in Australian coking coal mines during the period. Hard coking coal (“HCC”) spot prices rose from $92 per tonne at the beginning of July to $212.50 per tonne on September 29, 2016 and a maximum of $310 per tonne on November 8, 2016, and finally closing the fourth quarter with a spot average at $266.15 per tonne.

Steel prices have similarly demonstrated significant volatility, for example in Europe ranging in 2013 from a high of $690 per tonne to a low of $586 per tonne (SBB, HRC N. Europe domestic EXW Ruhr). In the first half of 2014, steel prices increased steadily, continuing the upward trend beginning mid-2013. However, the second half of 2014 and the full year 2015 saw substantial decreases in steel prices, which dropped to $353 per tonne at the end of 2015, exceeding the historical lows. Steel prices rebounded strongly in 2016, from a low of $338 per tonne in January up to a peak of $506 per tonne in June 2016. The second half of 2016 started with a short-lived price softening to $452 per tonne in July, followed by a steady increase towards year end reaching $595 per tonne in December 2016. See “Item 5—Operating and financial review and prospects—Steel prices” for more information.

Volatility in steel and raw material prices can result from many factors including: trends in demand for iron ore in the steel industry itself, and particularly from Chinese steel producers (as the largest group of producers); industry structural factors (including the oligopolistic nature of the sea-borne iron ore industry and the fragmented nature of the steel industry); the expectation or imposition of corrective trade measures; massive stocking and destocking activities (sudden drops in prices can lead end-users to delay orders pushing prices down further), as occurred most recently toward the end of 2015 and early 2016; speculation; new laws or regulations; changes in the supply of iron ore, in particular due to new mines coming into operation; business continuity of suppliers; changes in pricing models or contract arrangements; expansion projects of suppliers; worldwide production, including interruptions thereof by suppliers; capacity-utilization rates; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters, political disruption and other similar events; fluctuations in exchange rates; the bargaining power of raw material suppliers and the availability and cost of transportation.

As a producer and seller of steel, the Company is directly exposed to fluctuations in the market price for steel, iron ore, coking coal and other raw materials, energy and transportation. In particular, steel production consumes substantial amounts of raw materials including iron ore, coking coal and coke, and the production of direct reduced iron, the production of steel in electric arc furnaces (“EAFs”) and the re-heating of steel involve the use of significant amounts of energy, making steel companies dependent on the price of and their reliable access to supplies of raw materials and energy. Although ArcelorMittal has substantial sources of iron ore and coal from its own mines and strategic long-term contracts (the Company’s self-sufficiency rates were 55% for iron ore and 15% for pulverized coal injection (“PCI”) and coal in 2016), it nevertheless remains exposed to volatility in the supply and price of iron ore, coking coal and coke given that it obtains a significant portion of such raw materials under supply contracts from third parties. For additional details on ArcelorMittal’s raw materials supply and self-sufficiency, see “Item 4.B—Information on the Company—Mining products—Business overview—Other raw materials and energy”.

Furthermore, while steel and raw material (in particular iron ore and coking coal) price trends have historically been correlated, a lack of correlation or an abnormal lag in the corollary relationship between raw material and steel prices may also occur and result in a “price-cost squeeze” in the steel industry. ArcelorMittal has experienced price-cost squeezes at various points in recent years and may continue to do so. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials, rendering them particularly susceptible to price-cost squeeze. This lag and the resulting price-cost squeeze due to the increase in coking coal prices, among other factors, resulted in a decline in profitability in the fourth quarter of 2016. The impact on 2017 profitability will be dependent on the outcome of supply contract negotiations as well as evolution of spot indexes and efforts to pass the input cost increase on to steel prices. Because ArcelorMittal sources a substantial portion of its raw materials through long-term contracts with quarterly (or more frequent) formula-based or negotiated price adjustments and as a steel producer sells a substantial part of its steel products at spot prices, it faces the risk of adverse differentials between its own production costs, which are affected by global raw materials and scrap prices, on the one hand, and trends for steel prices in regional markets, on the other hand.

Another area of exposure to price volatility is energy and transportation. Freight costs (i.e., shipping) are a substantial component of ArcelorMittal’s cost of goods sold. Freight costs were particularly low in the second half of 2015 due, among other things, to depressed oil prices and demand. Ocean freight market rates for dry cargo remained low but volatile during 2016 with the Baltic Dry Index (“BDI”) reaching its lowest value historically in February 2016 at 290 points but recovering during the year driven by heavy demolition of ships and an increase in Chinese demand in the fourth quarter of 2016. If freight costs were to increase before iron ore or steel prices, this would directly and mechanically weigh on ArcelorMittal’s profitability (although it would make imports less competitive).

ArcelorMittal’s business and results are substantially affected by regional and global macroeconomic conditions. Recessions or prolonged periods of weak growth in the global economy or the economies of ArcelorMittal’s key selling markets have in the past had and in the future would be likely to have a material adverse effect on the mining and steel industries and on ArcelorMittal’s results of operations and financial condition.

The mining and steel industries have historically been highly volatile largely due to the cyclical nature of the business sectors that are the principal consumers of steel as described above. Demand for minerals, metals and steel products thus generally correlates to macroeconomic fluctuations in the global economy. For example, this correlation and the adverse effect of macroeconomic downturns on metal mining companies and steel producers were evidenced in the 2008/2009 financial and subsequent economic crisis. The results of both mining companies and steel producers were substantially affected, with many steel producers (including ArcelorMittal) recording sharply reduced revenues and operating losses. Economic growth (and hence steel and minerals demand) trends have varied across such markets since such period.

In 2015, global apparent steel consumption contracted notably in China and most of ArcelorMittal’s core markets except Europe. In 2016, global steel demand has improved particularly in China where demand is estimated to have grown slightly this year. This is due to a rebound in real estate sales leading to growth in newly started floor space, the strength of auto and the rebound of machinery from declines seen in 2015. Europe is a major market for ArcelorMittal, whose results have suffered in prior years from recession and stagnation. European demand has grown since 2013 as the steel consuming sectors, particularly automotive, have gradually improved. In the US, growth in underlying steel demand has continued for flat and long products but apparent demand has been impacted since 2014 by significant destocking and lower energy demand for pipes and tubes. In Brazil and the CIS, apparent steel demand continues to decline significantly due to the ongoing recessions. In South Africa, after stagnating in 2014, steel demand also declined in 2016, especially for flat products.

The short-term outlook is for a gradual pick-up in global GDP supported by a modest rebound in the US, an end to recessions in Russia and Brazil, offset slightly by weaker EU growth. However, there are many risks to the global outlook including political tensions in Europe; threats to globalization by renewed protectionism; high debt and an aging population causing Chinese growth to slow sharply. These would likely result in continued and prolonged subdued demand for (and hence the price of) steel and iron ore. These developments would have a material adverse effect on ArcelorMittal’s results of operations and financial condition.

Unfair trade practices in ArcelorMittal’s home markets could negatively affect steel prices and reduce ArcelorMittal’s profitability.

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies such as China. In periods of lower global demand for steel, there is an increased risk of additional volumes of unfairly-traded steel exports into various markets, including North America and Europe and other markets such as South Africa, in which ArcelorMittal produces and sells its products. Such imports have had and could in the future have the effect of further reducing prices and demand for ArcelorMittal’s products.

Instances of such perceived dumping have been especially acute in recent years, and China has been accused by several countries and market participants of engaging in the widespread dumping of significant amounts of low-cost steel products in several markets. Chinese imports in key ArcelorMittal markets have seen significant increases in recent years from already high levels: Chinese steel exports to the EU increased from 1.7 million tonnes in 2009 to 7.2 million tonnes in 2015 and an estimated 6.1 million tonnes in 2016. Chinese exports into North America increased from 0.75 million tonnes in 2009 to 2.7 million tonnes in 2014 before declining to 2.2 million tonnes in 2015 and approximately 1 million tonnes in 2016 due in particular to the imposition of duties (as noted below). As mentioned above, industry studies suggest that Chinese low-cost steel exports benefit from significant state support, which allows for the sale of such steel products at artificially low prices, including at a loss to producers, which has a significant negative impact on global steel prices and the industry more generally. Moreover, while China is widely considered the most significant exporter of artificially low-cost steel products, several other countries are suspected to engage in similar unfair trade and pricing practices in the steel industry. In response, in the United States, final affirmative duty measures were adopted in 2016 with respect to three of ArcelorMittal’s flat products categories, corrosion-resistance steel, cold-rolled coil and hot-rolled coil, and a preliminary determination was confirmed for heavy plate in the U.S, and the U.S. Department of Commerce has initiated anti-circumvention investigations on cold-rolled coils and corrosion-resistant steel products from China (through Vietnam). In Europe, definitive measures have been adopted for cold-rolled coils versus China and Russia, preliminary antidumping duties have been adopted on hot-rolled coil and heavy plate imports from China as well as a new hot-rolled coil anti-dumping investigations have been initiated against five other countries. Additionally, the Company has collaborated to pursue anti-dumping actions in Canada, Mexico, Brazil and South Africa (See “Item 4.B—Information on the Company—Business overview—Government regulations—Foreign trade”). It remains unclear, however, whether further anti-dumping duties will be imposed against Chinese imports or other exporting countries, and how markets will respond to current and future anti-dumping measures. Furthermore, no assurance can be given that such legislation will achieve its intended result or that benefits will accrue to steelmakers at the intended rate and scale, or at all.

Against this backdrop of increasing dumping and other unfair trade and pricing pressures, China is lobbying members of the World Trade Organization (“WTO”) for immediate “Market Economy Status” (“MES”) in light of the expiry on December 11, 2016 of certain protocols to its 2001 accession to the WTO. MES is a bilateral designation that is granted individually by a given country and can be made on the basis of a legal or political determination. Several countries, including several in markets in which ArcelorMittal operates, have already granted China MES and a day after the expiration of the subparagraph “a” of article 15 (December 12, 2016) of  the accession protocol of China to the WTO regarding the methodology for calculating the dumping margins, China notified the WTO Secretariat that it had requested dispute consultations with the United States and the European Union regarding special calculation methodologies used by the U.S. and EU in anti-dumping proceedings. As of the date of this report, neither the European Union nor the United States had granted China MES, and while Brazil recognized China’s MES in a memorandum of understanding in 2004, it continues to treat China as having non-MES for the purposes of calculating anti-dumping duties. No assurance can be given as to whether or when the EU, U.S., Brazil or other countries will grant MES to China. A country’s decision to grant MES to China would substantially reduce the anti-dumping duty margins that it may apply against China pursuant to the rules of WTO. This would encourage or at least fail to discourage China’s exportation of unfairly traded steel products into several markets in which ArcelorMittal operates.

A continuation or an increase in exports of low-cost steel products from developing countries, along with a lack of effective remedial trade policies, would continue to depress steel prices in various markets globally, including in

ArcelorMittal’s key markets.  See “Item 4.B—Information on the Company—Business overview—Government regulations”.

Conversely, ArcelorMittal has exposure to the effects of trade sanctions and barriers due to the global nature of its operations. Various countries have in the past instituted trade sanctions and barriers and the recurrence of such measures, or the imposition of the above-mentioned anti-dumping legislation, could adversely affect ArcelorMittal’s business by limiting the Company’s access to steel markets. In the United States, the recent presidential and congressional elections could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy directly affecting ArcelorMittal’s business (in particular exports from Canada or Mexico into the United States) or indirectly affecting the Company because of impacts on its customers and suppliers. In particular, President Trump has made comments suggesting that he intends  to re-negotiate the free trade agreements that the United States is party to, including NAFTA, although it remains unclear what specifically the new U.S. administration and U.S. Congress will or will not do in this respect.

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

In many applications, steel competes with other materials that may be used as substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. In particular, as a result of increasingly stringent regulatory requirements, as well as developments in alternative materials, designers, engineers and industrial manufacturers, especially those in the automotive industry, are increasing their use of lighter weight and alternative materials, such as aluminum, composites, plastics and carbon fiber in their products and/or reducing their use of steel. For example, automakers have begun to use greater amounts of aluminum and smaller proportions of steel in some models in recent years.

While ArcelorMittal has introduced new high-strength steel products, such as Usibor® 2000 and others (see “Item 4.B—Information on the Company—Business overview—Sustainable development—Outcome 2: Products that accelerate more sustainable lifestyles”), to respond to the need for lighter weight materials, loss of market share to substitute materials, increased government regulatory initiatives favoring the use of alternative materials, as well as the development of additional new substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flows and profitability.

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

Further measures, in the EU, the United States, and many other countries, may be enacted in the future. In particular, in December 2015, the 195 countries participating in the United National Framework Convention on Climate Change reached an international agreement, the Paris Agreement. The 21st Conference of the Parties meeting (“COP21”) has confirmed the risk of climate change and the urgent need to address it. The Paris Agreement aims to implement the necessary drivers to achieve drastic reductions of carbon emissions. The Company takes this message seriously and investigates its possibilities to contribute to this by developing research and development programs, investigating its technical possibilities to reduce emissions and following the state of knowledge on climate change closely. Please refer to “Item 4B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations” for further detail on the objectives. Such obligations, whether in the form of a national or international cap-and-trade emissions permit system, a carbon tax, emissions controls, reporting requirements, or other regulatory initiatives, could have a negative effect on ArcelorMittal’s production levels, income and cash flows. Such regulations could also have a negative effect on the Company’s suppliers and customers, which could result in higher costs and lower sales. Moreover, the EU Commission’s decision to further reduce the allocation of CO2 emission rights to companies could negatively impact the global industry, as the amount of such rights is currently at the edge of covering technically achievable operating conditions.

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

As of December 31, 2016, ArcelorMittal had total debt outstanding of $13.7 billion, including $1.9 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $11.8 billion of long-term indebtedness. As of December 31, 2016, ArcelorMittal had $2.6 billion of cash and cash equivalents, including restricted cash, and $5.5 billion available to be drawn under existing credit facilities. As of December 31, 2016, the maturity schedule of outstanding debt was as follows: in 2017 ($1.9 billion), in 2018 ($1.5 billion), 2019 ($1.9 billion), 2020 ($1.9 billion), 2021 ($1.4 billion) and beyond ($5.1 billion). The Company also relies on its true sale of receivables programs for an aggregate program amount (i.e., the maximum amount of unpaid receivables that may be sold and outstanding at any given time) of $5.2 billion, of which $4.7 billion was outstanding as of December 31, 2016, as a way to manage its working capital cycle.

ArcelorMittal’s gearing (long-term debt, plus short-term debt, less cash and cash equivalents and restricted cash, divided by total equity), was 34% at December 31, 2016 as compared to 57% at December 31, 2015. ArcelorMittal’s level of gearing could increase should market conditions deteriorate or if it records impairment charges for tangible or intangible assets, such as property, plant and equipment, goodwill or deferred tax assets (see “—Changes in assumptions underlying the carrying value of certain assets, including as a result of adverse market conditions, could result in the impairment of such assets, including intangible assets such as goodwill” below); for example, ArcelorMittal recorded substantial impairments in 2012 and 2015. Substantial increases in its gearing could affect ArcelorMittal’s ability to, and the conditions under which it might, access financial markets to refinance maturing debt on acceptable terms. ArcelorMittal’s access to financial markets for refinancing also depends on the conditions in the global capital and credit markets, which are volatile. For example, during the 2008/2009 financial and economic crisis and again at the height of the eurozone sovereign debt crisis in 2012, access to the financial markets was restricted for many companies. Various macroeconomic and market factors could cause similar credit contractions at any time. Under such circumstances, the Company could experience difficulties in accessing the financial markets on acceptable terms or at all.

ArcelorMittal’s level of debt outstanding could have adverse consequences more generally, including impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions. While ArcelorMittal has made substantial progress in deleveraging, further reductions in “net debt” (i.e., long-term debt net of current portion plus payables to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments) continues to be a key focus, although there is no assurance that it will succeed.

Moreover, ArcelorMittal could, in order to increase its financial flexibility and strengthen its balance sheet, implement capital raising measures such as equity offerings (as was done in May 2009, January 2013 and April 2016), which could (depending on how they are structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution. In addition, ArcelorMittal has undertaken and may undertake further asset disposals in order to reduce debt. These asset disposals are subject to execution risk and may fail to materialize, and the proceeds received from such disposals may not reflect values that management believes are achievable and/or cause substantial accounting losses (particularly if the disposals are done in difficult market conditions). In addition, to the extent that the asset disposals include the sale of all or part of core assets (including through an increase in the share of non-controlling interests), this could reduce ArcelorMittal’s consolidated cash flows and/or the economic interest of ArcelorMittal shareholders in such assets, which may be cash-generative and profitable ones.

In addition, credit rating agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry and mining industries, macroeconomic trends (such as global or regional recessions) or trends in credit and capital markets more generally. In this respect, Standard & Poor’s, Moody's and Fitch downgraded the Company’s rating to below “investment grade” in August, November and December 2012, respectively. On February 3, 2015, Standard & Poor’s further downgraded ArcelorMittal’s credit rating and, on December 18, 2015, it placed ArcelorMittal on negative outlook but then revised its outlook to positive and affirmed its long-term and short-term corporate credit ratings of the Company on November 17, 2016. On November 12, 2015, Moody’s further downgraded ArcelorMittal and placed it on negative outlook, but then upgraded its outlook to stable on August 16, 2016. On November 16, 2015, while Fitch affirmed its credit rating of ArcelorMittal, it lowered its outlook to negative. The margin under ArcelorMittal’s principal credit facilities and certain of its outstanding bonds is subject to adjustment in the event of a change in its long-term credit ratings, and the 2012, February 2015 and November 2015 downgrades resulted in increased interest expense in 2016. See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”. Any further downgrades in ArcelorMittal’s credit ratings would result in a further increase in its cost of borrowing and could significantly harm its financial condition and results of operations as well as hinder its ability to refinance its existing indebtedness on acceptable terms.

ArcelorMittal’s principal credit facilities contain restrictive covenants. These covenants limit, inter alia, encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. ArcelorMittal’s principal credit facilities also include the following financial covenant: ArcelorMittal must ensure that the “Leverage Ratio”, being the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as defined in the facilities), at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of ArcelorMittal), is not greater than a ratio of 4.25 to one or 4.0 to one for one credit facility (See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”). As of December 31, 2016, the Company was in compliance with the Leverage Ratios.

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

Furthermore, some of ArcelorMittal’s debt is subject to floating rates of interest and thereby exposes ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its floating rate indebtedness would increase). Depending on market conditions, ArcelorMittal from time to time uses interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or from floating to fixed. ArcelorMittal had exposure to 89% of its debt at fixed interest rates and 11% at floating rates as of December 31, 2016.

Finally, ArcelorMittal has foreign exchange exposure in relation to its debt, approximately 34% of which is denominated in euros as of December 31, 2016, while its financial statements are denominated in U.S. dollars. This creates balance sheet exposure, with a depreciation of the U.S. dollar against the euro leading to an increase in debt (including for covenant compliance measurement purposes).

See “Item 5.B—Operating and financial review and prospects—Liquidity and capital resources”.

ArcelorMittal’s level of profitability and cash flow currently is and, depending on market and operating conditions, may in the future be, substantially affected by its ability to reduce costs and improve operating efficiency.

Difficult operating conditions in recent years, due in particular to macroeconomic conditions and supply/demand trends, have reduced ArcelorMittal’s operating profitability, decreased its positive cash flows and reduced its profitability. The steel industry has historically been cyclical, periodically experiencing difficult operating conditions. In light of this, ArcelorMittal has historically and increasingly in recent periods, taken initiatives to reduce its costs and increase its operating efficiency. These initiatives have included various asset optimization and other programs throughout the Company. The most recent of these programs is the Action 2020 plan announced on February 5, 2016 that includes, among other aspects, several efficiency improvement initiatives. Implementation of cost saving and efficiency improvement initiatives is subject to operational challenges and limitations. Failure to implement fully such initiatives would prevent the attainment of announced profitability or cash flow improvement targets, and more generally could have a material adverse effect on the Company’s profitability and cash flow.

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

ArcelorMittal’s reported reserves are estimated quantities of the ore and metallurgical coal that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond ArcelorMittal’s control. The process of estimating reserves involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the estimated amounts of ore or coal will be recovered or that it will be recovered at the anticipated rates. Estimates may vary, and results of mining and production subsequent to the date of an estimate may lead to revisions of estimates. Reserve estimates and estimates of mine life may require revisions based on actual market conditions, production experience and other factors. Fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, mining duties or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a revision of reserves. In particular, a prolonged period of low prices or other indicators could lead to a review of the Group’s reserves. Such review would reflect the Company’s view based on estimates, assumptions and judgments and could result in a reduction in the Group’s reported reserves.  The Group’s reserve estimates reported in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2016. As a result, if the average contracted prices remain in 2017 at, near or below the low levels in the fourth quarter of 2015 and in the first half of 2016, the Company’s estimates of its reserves at year-end 2017 may decline.

Drilling and production risks could adversely affect the mining process.

Substantial time and expenditures are required to:

•        establish mineral reserves through drilling;

•        determine appropriate mining and metallurgical processes for optimizing the recovery of saleable product from iron ore and coal reserves;

•        obtain environmental and other licenses;

•        construct mining and processing facilities and the infrastructure required for greenfield properties;

•        extract the saleable products from the mined iron ore or coal; and

•        maintain the appropriate blend of ore to ensure the final product qualities expected by the customer are achieved.

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

While the Company’s current strategy remains focused on cost improvement, non-core asset disposals and asset optimization, the Company had previously announced a number of envisaged greenfield or brownfield development projects, particularly in the mining sector, some of which are or may be ongoing. Please refer to “Item 4.A—Information on the Company—History and development of the Company—Updates on previously announced investment projects” for further information on greenfield projects the Company has announced. To the extent these projects go forward, they would entail substantial capital expenditures, and their timely completion and successful operation may be affected by factors beyond the control of ArcelorMittal. These factors include receiving financing on reasonable terms, obtaining or renewing required regulatory approvals and licenses, securing and maintaining adequate property rights to land and mineral resources, local opposition to land acquisition or project development, managing relationships with or obtaining consents from other shareholders, revision of economic viability projections, demand for the Company’s products, local environmental or health-related conditions (such as the Ebola epidemic in Liberia in 2014-2015), and general economic conditions. Any of these factors may cause the Company to delay, modify or forego some or all aspects of its development projects. The Company cannot guarantee that it will be able to execute its greenfield or brownfield development projects, and to the extent that they proceed, that it will be able to complete them on schedule, within budget, or achieve an adequate return on its investment. Conversely, should the Company decide to postpone or cancel development projects, it could incur various negative consequences such as litigation or impairment charges.

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

In addition, certain of these joint ventures and associates are currently experiencing, or may in the future experience, difficult operating conditions and/or incur losses. Difficult operating conditions in joint ventures and associates in which ArcelorMittal has invested may expose it to loss of its investment, requirements for additional investments or calls on guarantees. For example, ArcelorMittal’s joint venture Al Jubail’s financial situation has been negatively impacted by a slower than expected ramp-up of operations. ArcelorMittal has provided shareholder loans to assist with funding and additional equity funding is expected from the other partners. ArcelorMittal’s investment in and loans to the joint venture were $149 million at December 31, 2016 following the recognition of its share in net losses. The Company has also guaranteed $403 million of Al Jubail’s external debt. In addition, as of December 31, 2016, ArcelorMittal had given $0.6 billion in guarantees on behalf of other associates and joint ventures including $463 million issued on behalf of Calvert. See notes 2.4.1, 2.4.2 and 8.3 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s investments in joint ventures and associates may also result in impairments. For example, in 2014, the Company recorded an impairment charge of $621 million on its investment in China Oriental, following a revision of business assumptions in the context of the continuing economic slowdown in China. In 2015, the Company also recorded an impairment charge of $283 million in respect of its joint venture investment in Kalagadi Manganese (Propriety) Ltd, reflecting a write down of the full carrying amount of the investment and loans as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook. As of December 31, 2016, ArcelorMittal’s investments accounted for under the equity method had a book value of $4.3 billion, including DHS Group ($902 million), China Oriental ($623 million) and Baffinland ($425 million).

A Mittal family trust has the ability to exercise significant influence over the outcome of shareholder votes.

As of December 31, 2016, a trust (HSBC Trust (C.I.) Limited, as trustee), of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries, beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) shares amounting (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares held directly by Mr. and Mrs. Mittal) to 1,146,687,339 shares, representing 37.4% of ArcelorMittal’s outstanding shares. See “Item 7.A—Major shareholders and related party transactions—Major shareholders”. As a result, the trust has the ability to significantly influence the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. The trust also has the ability to significantly influence a change of control of ArcelorMittal.

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

As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. These subsidiaries may also experience operating difficulties that impact their cash flows. ArcelorMittal South Africa, for example, has been experiencing significant difficulties in recent years. In order to decrease its significant outstanding debt, on January 15, 2016, ArcelorMittal South Africa closed a rights offering. The total cash proceeds amounted to R4.5 billion. ArcelorMittal underwrote the rights offering in its entirety. The Company fully subscribed to the capital increase, through repayment of an outstanding intragroup loan of R3.2 billion and an additional cash injection of approximately R460 million. As a result of the rights issue, ArcelorMittal’s shareholding in ArcelorMittal South Africa increased from 52% to 71%.

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

If certain of management’s estimates change during a given period, such as the discount rate, capital expenditures, expected changes to average selling prices, growth rates, shipments and direct costs, the estimate of the recoverable amount of goodwill or the asset could fall significantly and result in impairment. While impairment does not affect reported cash flows, the decrease of the estimated recoverable amount and the related non-cash charge in the consolidated statements of operations could have a material adverse effect on ArcelorMittal’s results of operations. For example, in 2016, the Company recorded an impairment charge as a result of the annual impairment test of $156 million related to tangible assets in the ACIS segment. In 2015, the Company recorded an impairment charge of $3.7 billion including $0.9 billion with respect to the Mining segment goodwill and $2.8 billion related to tangible and intangible assets ($2.5 billion and $0.3 billion in the Mining and ACIS segments, respectively). Following these impairment charges, substantial amounts of goodwill, tangible and intangible assets remain recorded on its balance sheet (there was $5.2 billion of goodwill for the Company and $4.1 billion of tangible and intangible assets and goodwill of $0.8 billion for ACIS on the balance sheet at December 31, 2016). No assurance can be given as to the absence of significant further impairment losses in future periods, particularly if market conditions deteriorate. In particular, changes in the key assumptions utilized in the October 31, 2016 impairment test would cause an impairment loss to be recognized in respect of the Brazil segment and an additional impairment loss to be recognized in respect of ACIS. See note 5.3 to ArcelorMittal’s 2016 consolidated financial statements, in particular for a discussion of the assumptions used for determining the Brazil and ACIS segment’s value in use.

ArcelorMittal’s ability to fully utilize its recognized deferred tax assets depends on its profitability and future cash flows.

At December 31, 2016, ArcelorMittal had $5.8 billion recorded as deferred tax assets on its consolidated statements of financial position. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration. At December 31, 2016, the amount of future income required to recover ArcelorMittal’s deferred tax assets of $5.8 billion was at least $27.3 billion at certain operating subsidiaries.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced. In addition, assumptions regarding the future recoverability of deferred tax assets depend on management’s estimates of future taxable income in accordance with the tax laws applicable to ArcelorMittal’s subsidiaries in the countries in which they operate. If in the course of its assessments management determines that the carrying amount of any of its deferred tax assets may not be recoverable pursuant to such prevailing tax laws, the recoverable amount of such deferred tax assets may be impaired. ArcelorMittal’s assumptions regarding its ability to generate future taxable income changed during 2016, resulting in a $0.7 billion derecognition of deferred tax assets in Luxembourg related to revised expectations of the deferred tax asset recoverability in U.S. dollar terms.

The Company’s investment projects may add to its financing requirements and adversely affect its cash flows and results of operations.

The steelmaking and mining businesses are capital intensive requiring substantial ongoing maintenance capital expenditure. In addition, ArcelorMittal has announced investment projects in the past and some are or may be ongoing. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”, “Item 5.F—Operating and financial review and prospects—Tabular disclosure of contractual obligations” and note 8.3 to ArcelorMittal’s consolidated financial statements. ArcelorMittal expects to fund these capital expenditures primarily through internal sources. Such sources may not suffice, however, depending on the amount of internally generated cash flows and other uses of cash, which may require ArcelorMittal to choose between incurring external financing, further increasing the Company’s level of indebtedness, or foregoing investments in projects targeted for profitable growth.

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

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension and other post-retirement benefit plans to their employees. Some of these plans are currently underfunded, see note 7.2 to ArcelorMittal’s consolidated financial statements for the total value of plan assets and any deficit.

 ArcelorMittal’s funding obligations depend upon future asset performance, which is tied to equity and debt markets to a substantial extent, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than current estimates. Increases in the general life expectancy assumption have contributed to increases in the defined benefit obligation. ArcelorMittal also makes contributions to a multi-employer pension plan in the U.S. (the Steelworkers Pension Trust) for which it is one of the largest employers. If the other contributors were to default on their obligations, ArcelorMittal would become liable for the plan. In these circumstances, funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that may disrupt its operations and its relationships with its customers and its ability to rationalize operations and reduce labor costs in certain markets may be limited in practice or encounter implementation difficulties.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, negotiations preceding new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons, in particular in connection with any announced intentions to adapt the footprint. ArcelorMittal may experience strikes and work stoppages at various facilities. Prolonged strikes or work stoppages, which may increase in their severity and frequency, may have an adverse effect on the operations and financial results of ArcelorMittal. The risk of strikes and work stoppages is particularly acute during collective bargaining agreement negotiations. For example, collective agreement negotiations are currently ongoing in South Africa and in Liberia. In addition, on June 23, 2016, ArcelorMittal announced its new three-year collective bargaining agreement with the United Steelworkers (USW) was ratified by USW-represented employees, following months of negotiations that threatened to, but did not in the end, disrupt operations. See “Item 6.D—Directors, senior management and employees—Employees”.

Faced with temporary or structural overcapacity in various markets, particularly developed ones, ArcelorMittal has in the past sought and may in the future seek to rationalize operations through temporary or permanent idling and/or closure of plants. These initiatives have in the past and may in the future lead to protracted labor disputes and political controversy. For example, in 2012, the announced closure of the liquid phase of ArcelorMittal’s Florange plant in France, and also in the Liege plant in Belgium, attracted substantial media and political attention. Such situations carry the risk of delaying or increasing the cost of production rationalization measures, harming ArcelorMittal’s reputation and business standing in given markets and even the risk of nationalization.

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

Certain emerging markets where ArcelorMittal has operations are experiencing particularly difficult operating conditions. Brazil, for example, is going through severe recession, with significant declines seen in steel consumption and steel prices. Kazakhstan is also going through a recession, and its currency sharply depreciated at the end of 2015. The steel and mining industries in South Africa are subject to a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years for ArcelorMittal South Africa.

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

ArcelorMittal operates and sells products globally and as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. A substantial portion of ArcelorMittal’s assets, liabilities, operating costs, sales and earnings are denominated in currencies other than the U.S. dollar (ArcelorMittal’s reporting currency). Accordingly, its results of operations are subject to translation risk (i.e., the USD value of the revenues and profits generated in other currencies and its debt denominated in other currencies) and transaction risk (i.e., a mismatch between the currency of costs and revenues). For example, in 2015 ArcelorMittal recognized a $0.7 billion foreign exchange loss primarily due to the decrease in euro denominated deferred tax assets and debt as a result of the sharp appreciation of the USD versus the euro.

Moreover, ArcelorMittal operates in several countries whose currencies are, or have in the past been, subject to limitations imposed by those countries’ central banks, or which have experienced sudden and significant devaluations. In emerging countries where ArcelorMittal has operations and/or generates substantial revenue, such as Argentina, Brazil, Venezuela, Kazakhstan and Ukraine, the risk of significant currency devaluation is high. On February 5, 2015, the National Bank of Ukraine decided to suspend its intervention in the UAH, which had kept a cap on the USD/UAH exchange rate and leaves its currency floating freely against the U.S. dollar. Consequently, the UAH has been significantly devalued against the USD, losing as much as 60% since 2014 highs, including intraday losses of up to 30%. The Kazakhstani tenge leveled off after a period of high volatility (with a high of 388.5 and a low of 336.5 during the first quarter of 2016) following the free float regime introduction in August 2015, and during the rest of 2016, it remained around 330 to 340 against the U.S. dollar. In Venezuela, following the application of the DICOM rate, the Company’s net investment in Unicon decreased from $628 million to $43 million on January 1, 2016 and amounted to $48 million at December 31, 2016 (See “Item 4.B—Information on the Company—Business overview—Government regulations—Key currency regulations and exchange controls”).

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

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires, explosions or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events, one example being the damage to the steam boilers in the site in Fos-sur-Mer in March 2016 or the loss of steam to the ArcelorMittal Burns Harbor site in May 2016. To the extent that lost production as a result of such a disruption cannot be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and results of operations.

Natural disasters or severe weather conditions could damage ArcelorMittal’s production facilities or adversely affect its operations.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Mexico’s production facilities located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Galati’s production facilities in Romania are located in or close to regions prone to earthquakes. The Lázaro Cárdenas area has, in addition, been subject to a number of tsunamis in the past. The site of the joint venture AM/NS Calvert (“Calvert”) in the United States is located in an area subject to tornados. ArcelorMittal also has assets in locations subject to Arctic freeze such as the mining facilities through its joint venture in Baffinland and to bush fires, specifically in Kazakhstan and South Africa. More generally, changing weather patterns and climatic conditions in recent years, possibly due to the phenomenon of global warming, have added to the unpredictability and frequency of natural disasters. Damage to ArcelorMittal production facilities due to natural disasters could, to the extent that lost production cannot be compensated for by unaffected facilities, adversely affect its business, results of operations or financial condition.

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

ArcelorMittal is the largest steel producer in the world. As a result, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in steel markets and its historically acquisitive growth strategy, ArcelorMittal could be subject to governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects. ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. See note 8.2 to

ArcelorMittal’s consolidated financial statements. Antitrust proceedings, investigations and follow-on claims involving ArcelorMittal subsidiaries are also currently pending in various countries including Brazil and Germany.

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

ArcelorMittal’s operations depend on the secure and reliable performance of its information technology systems. An increasing number of companies, including ArcelorMittal, have recently experienced intrusion attempts or even breaches of their information technology security, some of which have involved sophisticated and highly targeted attacks on their computer networks. ArcelorMittal’s corporate website was the target of a hacking attack in January 2012, which brought the website down for several days, and phishing, ransomware and virus attacks have been increasing in more recent years through 2016. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.    History and development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. Since the creation of ArcelorMittal in 2006 (through the combination of Mittal Steel Company N.V. and Arcelor) and continuing through 2008, ArcelorMittal has pursued a disciplined growth strategy, with transactions in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela. Beginning in the latter part of 2008, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities, with the exception of the acquisition (along with a partner) of Baffinland in 2011.

Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (see note 2.3 to the consolidated financial statements for the divestments made in 2015 and 2016). Despite ArcelorMittal’s overall strategy of deleveraging, the Company completed an acquisition through a 50/50 joint venture partnership of Calvert in 2014.

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations with a view toward outperforming its competitors. ArcelorMittal’s research and development capability is strong and includes several major research centers as well as strong academic partnerships with universities and other scientific bodies.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry’s value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; superior technical capabilities; a diverse portfolio of steel and related businesses, one of which is mining; and financial capabilities. The Company’s strategy is further detailed under “Item 4.B—Information on the Company—Business overview—Business strategy”.

 Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 18 countries on four continents, including 51 integrated and mini-mill steel-making facilities. As of December 31, 2016, ArcelorMittal had approximately 199,000 employees.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 37% of its crude steel is produced in the Americas, approximately 47% is produced in Europe and approximately 16% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

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

Automotive focus: ArcelorMittal has a leading market share in its core markets in the automotive steel business and is a leader in the fast-growing advanced high strength steels segment. ArcelorMittal is the first steel company in the world to embed its own engineers within an automotive customer to provide engineering support. The Company begins working with original equipment manufacturers (“OEMs”) as early as five years before a vehicle reaches the showroom, to provide generic steel solutions, co-engineering and help with the industrialization of the project. In November 2016, ArcelorMittal introduced a new generation of advanced high strength steels, including new press hardenable steels and martensitic steels. Together, these new steel grades aim to help automakers further reduce body-in-white weight to improve fuel economy without compromising vehicle safety or performance. See “Item 4.B— Information on the Company—Business overview—Competitive strengths—Research and development” below for further detail.

Mining Value Chain: ArcelorMittal has a significant portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2016, approximately 55% of ArcelorMittal’s iron-ore requirements and approximately 15% of its PCI and coal requirements were supplied from its own mines or pursuant to strategic contracts with third-party suppliers. The Company currently has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company currently has coal mining activities in Kazakhstan and the United States.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, which is produced from metallurgical coal and is a critical raw material for steel-making, satisfying 92% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 16 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through additional processing activities to meet specific customer requirements.

Updates on previously announced investment projects

In the strong market environment that prevailed from 2005 through 2008, the Company announced a series of proposed greenfield and brownfield investment projects. As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and subsequently has continued to reassess the cost-benefit and feasibility calculations of these projects. The Company has adjusted its investment priorities in recent years and has sought to reduce its capital expenditures. In 2017, capital expenditures are expected to be approximately $2.9 billion as compared to capital expenditures of $2.4 billion for the year ended December 31, 2016. Accordingly, while the Company continues to study certain of its key previously announced investment projects summarized below, no assurance can be given that they will proceed. Certain investment projects are highlighted below. For further information on the investment projects underway, please see “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

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

Brazil. During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which was initially expected to be completed in two phases, with the first phase focused mainly on downstream facilities consisting of a new wire rod mill with additional capacity of 1.05 million tonnes of coils per year and estimated investment of $280 million. The investment also included a rebar revamping in Juiz de Fora to increase rebar production from 50,000 to 400,000 tonnes per year replacing equivalent wire rod production capacity that would be transferred to Monlevade. The Monlevade wire rod expansion project was completed in the fourth quarter of 2015 and the Juiz de Fora rebar revamping was concluded in the last quarter of 2014, each in line with its respective budget. The Company does not expect to increase shipments from Monlevade until domestic demand improves. The Juiz de Fora meltshop expansion project to increase meltshop capacity by 200,000 tonnes is expected to be completed in 2018 at the earliest. A decision regarding the execution of the second phase of the projects (for upstream facilities) will be taken at a later date.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway, developing the Buchanan port for shipping traffic and includes a number of important social initiatives, including providing training and health facilities for employees. Production of direct shipping ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of five million tonnes in 2013 and produced 4.3 million tonnes in 2015. In the current DSO phase, significant cost reductions and re-structuring has continued to ensure competitiveness at current prices. Drilling for orebody extensions commenced and in 2016 the operation was right sized to 2 to 3 million tonnes to focus on its natural Atlantic markets. This repositioning for size and competitiveness also extends the life of the DSO phase at its ageing Tokadeh deposit. ArcelorMittal considers the Gangra deposit, which has a lower strip ratio and higher grade DSO, as the preferred next phase of development where production in Gangra could start by the third quarter of 2017.

ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa. While rapid price declines over the period since the force majeure have led to a reassessment of the project, ArcelorMittal is considering transitioning production to a higher grade sinter fines product but in a phased approach as opposed to a major step-up as originally envisaged in phase 2. Extensive tonnage of concentrator feed material is already exposed in readiness for a concentrated sinter fines and work continues in 2017 to define the best business option.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. The Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. On October 21, 2016, ArcelorMittal signed an agreement with Kgalagadi Alloys (Proprietary) Ltd for the sale of its 50% investment in Kalagadi Manganese for a deferred consideration to be paid during the life of the mine and capped at $150 million. The completion of the sale is subject to various closing conditions and regulatory approvals. The South African Competition Commission approved the sale on January 16, 2017. The Company expects to complete the sale during the first half of 2017.

Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”) owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore assumed certain project funding obligations. During 2015, following part of the capital increases being subscribed only by Nunavut Iron Ore, ArcelorMittal’s shareholding decreased to 46.08%. In 2016, ArcelorMittal’s shareholding decreased further to 44.54% after part of the capital increases were only subscribed by Nunavut Iron Ore. During 2016, the project reached commercial production (for further details, see “Item 4.D–Information on the Company—Property, plant and equipment”).

Baffinland also has a plan for Phase 3 (subject to shareholder approval, completion of a feasibility study and certain additional conditions), which involves the construction of a railway to replace the existing truck-haul operation for transport of iron ore from Mary River to Milne Inlet, as well as expansion of mining, crushing and screening operations and port shiploading capacity. The objective of Phase 3 is to increase production capacity to 12 million tonnes per year. Baffinland estimates that $855 million of capital expenditures will be required for Phase 3, and has indicated that it intends to fund those expenditures with operating cash flows, additional equity and new debt. Nunavut Iron Ore has indicated its intention to provide up to $450 million of equity funding for Phase 3, subject to satisfaction of certain conditions, ArcelorMittal has an option expiring in October 2017 to provide up to $85 million of equity funding for Phase 3, but no obligation to provide such funding. If Nunavut or other parties fund further phases, it would result in further dilution of ArcelorMittal’s shareholding. Since August 2016, ArcelorMittal and Nunavut Iron Ore share operator rights for Baffinland’s operations. Subject to Phase 3 being completed, ArcelorMittal maintains shared operator rights until June 30, 2018 (which could be extended to December 31, 2018) and continues to retain marketing rights until December 31, 2019.

Key transactions and events in 2016

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2016 are summarized below.

•         During 2016, ArcelorMittal completed several financing and repayment transactions. Please refer to “Item 5B—Operating and financial review and prospects—Liquidity and capital resources—Financings” for a summary of the transactions.

•         During 2016, ArcelorMittal completed certain divestment and other investment transactions not listed below. Please refer to notes 2.3 and 2.5 to the consolidated financial statements within this report for a summary of the transactions.

•         On September 28, 2016, ArcelorMittal South Africa (“AMSA”) announced that it had entered into agreements to implement a Broad-Based Black Economic Empowerment (B-BBEE) transaction which includes: the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (Likamva). Likamva has undertaken to introduce broad-based social and community development organizations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months; and a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years (“Lock-in Period”), thereby promoting long-term sustainable B-BBEE in AMSA. The shares were issued on December 7, 2016.

•         On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of $165 million (RMB1,103 million) from the buyer and recorded a gain of $74 million.

•         On July 28, 2016, ArcelorMittal signed an agreement with Megasa Siderúrgica S.L. for the sale of its wholly owned subsidiary ArcelorMittal Zaragoza in Spain for total consideration of €80 million ($89 million). The closing conditions were completed on September 30, 2016.

•         On June 30, 2016, ArcelorMittal and Marcegaglia announced that they had submitted an indicative offer for the acquisition of Ilva (Italy), an Italian company engaged in the production and processing of steel products, which has been declared insolvent and is currently subject to the extraordinary administration of the commissioners appointed by the Italian Government. The commissioners are carrying out a procedure for the lease and subsequent sale of the businesses of Ilva and its subsidiaries through a competitive bid process, which is ongoing.

•         On June 23, 2016, ArcelorMittal announced its new contract with the United Steelworkers (USW) was ratified by USW-represented employees. The three-year collective bargaining agreement covers more than 12,000 USW-represented employees at 13 of the Company’s United States facilities in Indiana, Illinois, Minnesota, Ohio, Pennsylvania and West Virginia.

•         On April 8, 2016, ArcelorMittal completed an equity offering with net proceeds of $3.1 billion. New shares of 1,262,351,531 were issued at a subscription price of €2.20 per new share. The Mittal family trust entities exercised their rights for new shares pro rata to their shareholding of 37.38%. Following the equity offering, ArcelorMittal’s issued share capital consists of 3,065,710,869 shares without nominal value.

•         On April 4, 2016, ArcelorMittal completed the sale of its US LaPlace and Vinton Long Carbon facilities to an affiliate of Black Diamond Capital Management (‘Black Diamond’). The LaPlace, Louisiana facility, along with a rolling mill in Harriman, Tennessee, produces billets, angles, flats, channels and beams. The Vinton facility, located in El Paso, Texas, produces rebar and grinding media. Simultaneously, ArcelorMittal has entered into a transition services agreement with Black Diamond, in order to facilitate a smooth transition period and ensure no business disruption.

•         On February 1, 2016, ArcelorMittal completed the sale of its 35% stake in Gestamp Automoción (“Gestamp”) to the majority shareholder, the Riberas family, for total cash consideration of €875 million ($971 million) received in the second quarter of 2016. In addition to the cash consideration, ArcelorMittal received a payment of €10 million ($11 million) for the 2015 dividend in the second quarter of 2016. ArcelorMittal will continue its supply relationship with Gestamp through its 35% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Recent developments

•         On January 27, 2017, China Oriental, a Chinese integrated iron and steel conglomerate listed on the Hong Kong Stock Exchange (“HKEx”) in which ArcelorMittal held a 47% associated interest, announced the completion of a share placing in order to restore the minimum 25% free float requirement as per the HKEx listing requirement. The trading of China Oriental’s shares, which had been suspended since April 29, 2014, resumed on February 1, 2017. Following this share placing, ArcelorMittal’s interest in China Oriental decreased to 39%.

•         On February 10, 2017, ArcelorMittal’s announced that its Board of Directors has proposed a share consolidation based on a ratio 1:3, where every three current shares will be consolidated into one share (with a change to the number of shares outstanding and the nominal value of the shares outstanding). This proposal is subject to shareholder approval at an Extraordinary General Meeting of Shareholders expected to be held on May 10, 2017 which, if approved, will be implemented shortly thereafter. Details will be published in the convening notice for the General Meeting of Shareholders that is expected to be published in April 2017.

•         On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. Votorantim’s long steel operations in Argentina (Acerbrag) and Colombia (PazdelRío) were not included in the transaction. The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.6 million tonnes and annual rolling capacity of 5.4 million tonnes. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The merger is expected to generate cost, logistical and operational synergies. The combined businesses’ production facilities are geographically complementary, enabling closer proximity and higher levels of service to its customer base. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE.

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
Telephone: +352 4792-1

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

Internet site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained on or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for information only.

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

Mining. ArcelorMittal is working to continue to create value from its world-class mining business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company's strategy is to create value from its most significant assets, through selective expansion/de-bottlenecking, by controlling cost and capital expenditure, and by supplying products that are highly valued by steel producers. ArcelorMittal's financial capability allowed it to continue to invest in key mining assets (notably ArcelorMittal Mines and Infrastructure Canada),  while the diversity of its steel and mining portfolio facilitates the ability of the mining business to optimize the value of its products in the steelmaking process. The Company's mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for its steel operations.

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

Action 2020 Plan

On February 5, 2016, the Company announced its Action 2020 plan, which represents a strategic roadmap for each of ArcelorMittal’s main business segments. The Action 2020 plan is over and above the Company’s ongoing management gains plan and seeks to deliver real structural improvements unique to ArcelorMittal’s business. The Action 2020 plan targets to improve the Company’s operating income by $3 billion, absent any recovery in steel spreads and raw materials prices from the levels at the beginning of 2016.

Some of the key segment initiatives included in the Action 2020 plan are:

•         Europe: The Company plans to continue its successful asset optimization as an ongoing transformation plan, involving continued optimization, and the clustering of finishing sites to remove substantial overhead, centralize activities (including procurement) and improve logistics and service. Together with expected higher added value (HAV) mix and volume gains, this targets delivering a $1 billion improvement in operating income over the period.

•         NAFTA: The downstream footprint optimization in the U.S. has commenced and targets yielding a minimum of $250 million improvement in operating income. The Company intends to continue to ramp-up Calvert to full capacity during 2016 and 2017 and this is anticipated to deliver a minimum of $250 million operating income improvement. Other projects are expected to boost the HAV mix and generate further improvement.

•         Brazil: The Company plans to execute its value plan and targets an improvement in sales mix including a recovery of a share of higher margin domestic volumes and improved HAV mix by the end of 2020.

•         ACIS: The Company plans to continue its strategic focus on operational excellence to deliver volumes that will leverage the new competitive cost base it has in the CIS (following competitive currency devaluation) and execute on the improved competitiveness plan in South Africa.

The above statements regarding Action 2020 are objectives. They constitute forward-looking statements and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon various assumptions including with respect to future decisions, which are subject to change, and the Company's ability to implement its strategy and in particular cost saving and efficiency improvement initiatives, which are subject to operational challenges and limitations. Actual results may vary and those variations may be material. See “—Dynamic responses to market challenges and opportunities” for the Company’s progress against these objectives.

Competitive strengths

As shown by the following graph, ArcelorMittal has a diversified portfolio of steel and mining products to meet a wide range of customer needs across many steel-consuming industries, including automotive, appliance, engineering, construction, energy and machinery.

* Other steel sales mainly represent metal processing, machinery, electrical equipment and domestic appliances

**Other sales mainly represent slag, waste, sale of energy, transport services

The Company believes that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel.  ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 113 million tonnes of crude steel for the year ended December 31, 2016. Steel shipments for the year ended December 31, 2016 totaled 83.9 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa and the fifth largest steel producer in the CIS region. It is also the largest steel producer in the EU, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).

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

A world-class mining business.  ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2016, ArcelorMittal mines produced 55.2 million tonnes of iron ore which supplied together with strategic contracts 55% of the Company’s iron ore requirements, and also produced 6.3 million tonnes of coking coal and PCI which supplied together with strategic contracts 15% of the Company’s PCI and metallurgical coal requirements. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the

United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2016, ArcelorMittal’s iron ore reserves were estimated at 4.2 billion tonnes run of mine and its total coking coal reserves were estimated at 254 million tonnes run of mine or 128 million wet recoverable tonnes. See “Item 4D—Information on the Company—Property, plant and equipment—Reserves (iron ore and coal)” for a detailed list of the entities providing reserves and ownership structure.

The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. The mining business is managed as a separate segment which enhances ArcelorMittal’s ability to optimize capital allocation.

Market-leading automotive steel business. The Company estimates that it has approximately 17% of the worldwide market share for the automotive industry, specifically for flat products.

Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide well-engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve weight reduction with the solutions offered. ArcelorMittal’s automotive products include an innovative ultra-lightweight steel car door, which is less expensive than an aluminum door. Further solutions developed for the pick-up truck market offer weight savings. A third generation of cold stamping advanced high-strength steel (“AHSS”) is being launched and a new grade of AHSS with a tensile strength one third higher than the Company’s current offering is under development. These will offer further substantial weight savings. See “Research and development” section below for further detail on the new products being developed.

In the automotive industry, ArcelorMittal mainly supplies the geographic markets where its production facilities are located in Europe, North and South America and South Africa. The Company expanded its automotive footprint to China through VAMA, its joint venture with Hunan Valin, which has obtained approvals from international and domestic car manufacturers. VAMA’s product mix is oriented toward higher value products and mainly toward the OEMs to which the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has multiple joint ventures and has also developed a global downstream network of partners through its distribution solutions activities. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating innovative thinking and continuous product and process improvement.

The Company operates 12 research centers around the world and, in 2016, demonstrated its continuing commitment to R&D by increasing the activity of its new facility in Brazil.

ArcelorMittal believes it possesses leading R&D capabilities among steel producers. Its R&D function aims to develop products that create value for customers, improve ArcelorMittal's competitiveness through process optimization, and make a significant contribution to sustainable development by innovation of products and processes that support our 10 outcomes. It also aims to attract technical talent to the Company.

The Company maintains strong academic partnerships with universities and other scientific bodies, and works closely with customers to foster the development of new steel products and solutions that support ArcelorMittal's aim of being the supplier of choice for its customers.

In 2016, ArcelorMittal's R&D expense was $239 million.

ArcelorMittal's R&D focuses on three main areas:

Maintaining the competitiveness of steel versus alternative materials, particularly in the Company's unique automotive franchise. R&D plays a vital role in supporting the Company's focus on higher-added-value products, especially those designed to meet the evolving needs of the automotive industry - a sector that contributed 20% of the Company’s revenues in 2016, including both flat and long products (19% for both flat and long products in 2015). ArcelorMittal has pioneered Advanced High Strength Steel (“AHSS”) grades and manufacturing processes that help automotive customers meet demanding new targets for fuel economy. In 2016, the Company’s R&D activities for automotive focused on the finalization of new Press Hardening Steels (“PHS”) and third generation of AHSS for hot and cold stamping. These developments are supported by engineering solutions that give customers the technology and information they need to use them efficiently, as well as a holistic lifecycle analysis that details the environmental footprint of the product from manufacture through use to final disposal and recycling, including CO₂ emissions.

For further details of developments in 2016, see “Item 4.B—Information on the Company—Business overview—Sustainable development—Outcome 2: Products that accelerate more sustainable lifestyles”.

Creating niche products to grow ArcelorMittal's non-auto segments. ArcelorMittal recognizes that customers in many industries share the automotive industry's demand for innovative products and processes. The Company aims to deliver similar breakthrough advances in these sectors by creating differentiated products and unique design solutions, all designed to ensure that steel is the customers' material of choice.

Construction is a key sector for ArcelorMittal, accounting for 18% of the Company's sales in 2016, and the Company's R&D effort is focusing on providing higher value added products which meet customer needs, including their sustainable development goals.

In 2016, breakthroughs included a new range of AZ900 sheet piles which enable further optimization of retaining walls in ports, and patented technology for mega columns in tall and ultra-tall buildings. These are described in “Item 4.B—Information on the Company—Business overview— Sustainable development—Outcome 3: Products that create sustainable infrastructure”.

The Company also continues to respond to the expectations of its customers in the packaging and appliances markets, see “Item 4.B—Information on the Company—Business overview— Sustainable development—Outcome 2: Products that accelerate more sustainable lifestyles”.

ArcelorMittal is also developing innovative solutions for the energy segment, both renewable and conventional. In 2016, R&D developed solutions for tank railway cars designed to carry oil, which in the past have been involved in accidents causing fatal injuries and property damage. The Company's new, and highly durable, tank car steel was subjected to full scale testing in 2016 with excellent results. These are described further in “Item 4.B—Information on the Company—Business overview— Sustainable development—Outcome 3: Products that create sustainable infrastructure”.

Ensuring a continuing and growing contribution to ArcelorMittal's management gains program through research dedicated to improving the Company's steelmaking processes. The creation of unique processes plays an important role both in sustaining the Company's competitiveness and promoting process-driven product development. In 2016, approximately 92 innovative research-developed technical solutions were deployed across the Company's sites.

The Company is, for example, integrating a new type of low-maintenance instrumentation for monitoring combustion in furnaces. This instrumentation was validated for use in reheating furnaces in early 2016 and is being rapidly rolled out. To further improve energy efficiency in reheating furnaces, the Company developed new state-of-

the-art control models in 2016. New technology to reduce dust emissions from one of the Company's sinter plants is described in “Item 4.B—Information on the Company—Business overview— Sustainable development—Outcome 5: Trusted user of air, land and water”.

For details of R&D's role in reducing ArcelorMittal's environmental impact, delivering energy saving programs and lowering emissions of solids, water and gases, see “Item 4.B—Information on the Company— Business overview—Sustainable development—Outcomes 5: Trusted user of air, land and water” and “Outcome 6: Responsible energy user that helps create a lower carbon future”.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•         Diversified production process. In 2016, approximately 71.6 million tonnes of crude steel were produced through the basic oxygen furnace process, approximately 15.8 million tonnes through the electric arc furnace process and approximately 3.4 million tonnes of crude steel through the open hearth furnace process. This provides ArcelorMittal with greater flexibility in its raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

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

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. In March 2013, in response to worsening market conditions in the steel industry over recent years, the Company announced a management gains improvement target of $3 billion from sustainable selling, general and administrative expenses (“SG&A”), and fixed and variable cost reductions by the end of 2015. Action plans and detailed targets were set and rolled out to the various business units, and progress was monitored and reported upon. In 2015, the Company completed the management gains program, which generated savings of $3.0 billion. The program targeted cost savings related to reliability, fuel rate, yield and productivity with two-thirds of targeted costs being variable costs.

From late 2011 until 2015, the Company implemented an asset optimization initiative in Europe aimed at maximizing steel production at its lowest cost facilities. Implementation costs (consisting principally of restructuring costs and fixed asset impairments) totaled $2.1 billion (of which $0.8 billion was non-cash). Among other things, the initiatives included mothballing the liquid phase at the Florange site of ArcelorMittal Atlantique & Lorraine, France in 2012 and restructuring ArcelorMittal Liège. In February 2016, the Company announced its Action 2020 plan (see “Item 4.B—Information on the Company––Business overview––Business strategy”) which targets an improvement in operating income by $3 billion, absent any recovery in steel spreads and raw materials prices from the levels at the beginning of 2016. The Company has made measurable progress on its strategic Action 2020 plan resulting in a $0.9 billion contribution to 2016 operating income. The Company is approximately one third of the way along the Action 2020 journey with all segments contributing to the progress in 2016. The savings achieved so far are largely from a combination of cost and product mix improvements. Volume is a key component of Action 2020 (5 million tonne volume improvement) and the Company expects to see more progress in this area in 2017.

•         The European transformation program has progressed with savings in procurement and productivity on track. Savings at the cluster leading plants supported by their satellite plants are being made, with changes to the operating model focusing on safety, operational performance, maximizing reliability, improving quality and enhancing service levels. At the same time, the reporting structure for some functions has been amended, notably finance, supply chain and marketing, which will drive a more integrated centrally coordinated approach, further reducing costs.

•         The Company has made good progress in NAFTA with the footprint optimization project at ArcelorMittal Indiana Harbor underway. Additionally, NAFTA has idled redundant operations including the #1 aluminize line, 84” hot strip mill, and #5 continuous galvanizing line. Further planned investments of approximately $200 million, includes a new caster at the No.3 steel shop (completed in in the fourth quarter of 2016), restoration of the 80” HSM and Indiana Harbor finishing and logistics. The Calvert ramp up is progressing well with automotive certifications ongoing and increased capacity utilization. Additionally, in NAFTA, portfolio optimization plans progressed with sale of long steel producing subsidiaries in the U.S. (LaPlace and Vinton).

•         In Brazil, structural cost reductions are being implemented; portfolio optimized with the closure of Point Lisas operations in Trinidad and Tobago and further fixed costs savings in Argentina.

•         In ACIS, the Company has seen improving operational performance in CIS (with production up in both Ukraine and Kazakhstan) and benefits of currency devaluation.

•         Finally in Mining, despite lower shipments, the Company has maintained its stringent cost focus and reduced its iron ore production costs by 10%.

In addition, the Company had temporarily suspended steel growth capital expenditure in 2011, but beginning in the second half of 2013 and continuing through 2016, select steel capital expenditure projects were restarted to support the development of key activities, including a greater focus on automotive.

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

Due to difficult economic and market conditions, ArcelorMittal has curtailed M&A and greenfield investment activity. The Company has focused on improving its costs through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. The Company has continued its strategy to dispose of non-core assets, including for example, the disposal of Gallatin, Circuit Foil Luxembourg, the steel cord business and ATIC in 2014 and others. In 2016, the Company sold its minority shareholding in Gestamp as part of this strategy. In addition, as global market conditions gradually improve, the Company has taken advantage of select growth opportunities, including completing a 50/50 joint venture of Calvert in partnership with NSSMC. In 2015 the Company signed a Memorandum of Understanding with the Steel Authority of India Limited (“SAIL”) to set up an automotive joint venture arrangement in India and in June 2016, ArcelorMittal and Marcegaglia announced they had submitted an offer for the acquisition of Ilva (Italy).

Sustainable development. Sustainable development (“SD”) is central to ArcelorMittal's aim of creating value for shareholders and other stakeholders, and maintaining profitable market share. The Company’s ambition is to position steel, and ArcelorMittal's steel in particular, as an essential and trusted contributor to the creation of high quality and sustainable lives in the coming decades. The Company considers its SD strategy as critical in preventing business disruptions and maintaining and winning trust and supplier-of-choice status among the growing number of customers who share its commitment to higher environmental and social standards.

The Company believes that demand for sustainability standards and transparency will continue to grow and, in 2016, continued to take a leading role in shaping assurance schemes for steel and mining. The Company draws on its experience in providing solutions to the automotive industry, where demand for both assurance and sustainable product innovation is high, while achieving greater engagement with sectors where these trends are growing, such as construction and energy. The Company expects that the increasing interest in building a low-carbon circular economy will also stimulate demand for new kinds of steel solutions. In 2016, the Company continued to explore the expectations of stakeholders on the role it can play in combatting climate change and building the circular economy.

The Company's SD framework, launched in 2015, outlines the 10 SD outcomes ArcelorMittal needs to achieve in order to create long-term value for all its stakeholders. In 2016, the Company continued to build an understanding of, and engagement with, the 10 outcomes among its leadership, particularly within the Mining and Europe flat businesses, and at the local level via an SD dashboard assessment system designed to help local management consider the maturity of its approach to the outcomes, identify hotspots and good practice, and plan for improvements. The creation and implementation of this process and the feedback received has led to the formation of a number of expert communities on sustainable development.

The 10 outcomes, and the Company’s progress towards them, are summarized below.

Outcome 1: Safe, healthy, quality working lives for ArcelorMittal’s people

The Company regards its employees as a highly-valued resource. Its intended outcome is that its workforce is safe and healthy, is committed to the Company’s success, and operates with integrity. Diversity is valued, and every individual is respected and their potential developed.

Safety

The Company-wide safety program, “Journey to Zero,” aims to achieve no fatalities or lost-time injuries by creating a culture of shared vigilance in which the risks and hazards are understood and monitored, best practices are shared and appropriate action is taken at every level. Since Journey to Zero was introduced in 2007, the Company has seen significant improvements in safety performance, as measured by tracking the number of injuries per million hours worked that result in employees or contractors taking time off work (the “lost-time injury frequency rate” or “LTIFR”) as well as the number of restricted work injuries per million hours worked that result in employees or contractors not being able to perform their normal tasks. The LTIFR was 0.82 incidents per million hours worked in 2016 compared with 0.81 in 2015 and in marked contrast with the 3.1 recorded in 2007, the first year in which the Company recorded safety data after its formation. ArcelorMittal's performance is significantly better than the steel industry average of 1.2, the World Steel Association figure for 2015.

Own personnel and contractors
	For the year ended December 31,
Lost time injury frequency rate	2016	2015
Mining	1.07	0.74

NAFTA	0.95	1.02
Brazil	0.37	0.62
Europe	1.01	0.99
ACIS	0.58	0.54
Total Steel	0.78	0.82

Total (Steel and Mining)	0.82	0.81

Nonetheless, it is with deep regret that the Company reported 17 fatalities during 2016. Of these, six occurred in its mining operations. These are a cause of great distress to the entire workforce. The leadership of the Company is revisiting its use of safety data, with particular attention on contractors, to ensure that such data is used more effectively in preventing injury. The Company has identified three ways in which data can be deployed more efficiently: first, by deepening the skills of its employees to detect, analyze, report and share learning about ‘serious occurrences’ which could have resulted in especially severe injuries; second, by improving the quality of key tools, such as hazard identification and risks analysis, shop floor audits, or pre-shift meetings; and third, by continuing to develop a caring culture through effective communication and regular hands-on training.

In 2017, the Company will continue working to bring specific support to sites with anomalous safety performance in term of fatalities to ensure stronger alignment between group level safety strategy and site level implementation.

 These measures are designed to strengthen ArcelorMittal's existing safety monitoring and management system, which takes into account both the physical and human aspects of workplace safety. The system includes safety leadership and awareness programs, which are backed up by workshops, training sessions and ongoing communication programs. An annual health and safety day provides an opportunity for best-practice sharing across the Company and in 2016 saw 216,030 participants actively involved in workshops and activities.

Employees and contractors are encouraged to engage in a dialogue on safety issues during regular shop floor audits, "safety moments" at the start of a shift, or during monthly review meetings. The Company works closely with its trade unions to drive safety improvements through a global partnership consisting of a Joint Global Health and Safety Committee at the corporate level and local committees at every production unit.

All accidents are investigated, and designated Group Management Committee[1]  members review all fatalities to ensure lessons are learned throughout the Company. Management accountability for safety is reinforced through a remuneration policy that links an element of executive bonuses to safety performance.

Health

ArcelorMittal’s local management takes a proactive approach to the health of employees. In addition to its objective of eliminating accidents, the Company’s Journey to Zero also aims to encourage healthy lifestyles and foster wellbeing, and to reduce occupational diseases to zero. Initiatives are run at the local level to prevent health issues arising from microclimatic conditions and the handling of chemicals, as well as those arising from personal behaviors, such as smoking, drug and alcohol use. Wellbeing programs are also run to help employees address stress and fatigue, and to encourage physical activity. The Company aims to continuously improve the hygiene standards within its facilities, and is a member of the International Occupational Hygiene Association. An annual health week provides activities with a local focus on these issues.

Employee relations and engagement

ArcelorMittal views employee engagement as a combination of knowledge (knowing what to do) and motivation (wanting to do it). In all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. Every two years, ArcelorMittal undertakes a Company-wide survey to gauge employees’ opinions, attitudes and levels of satisfaction. This "Speak up!" survey looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It

[1] The Group Management Committee includes the Executive Officers and additional members of management acting as a consultative committee to the CEO Office.

allows employees to relay feedback anonymously to the executive leadership. A representative, random sample of Company employees is also included in ArcelorMittal's reputation surveys, which canvas the views of a wide range of stakeholders. In 2016, surveys were undertaken in France and the U.S., and follow-up action plans are in development.

The Company conducts open and continuous dialogue to create a working environment based on mutual trust, understanding and respect so that the rights of its workers are protected. It prides itself on productive working relationships with unions: 89% of employees are covered by collective bargaining agreements, and the Company recorded 0 strikes lasting more than one week in 2016.

See “Item 6.D––Directors, senior management and employees––Employees”.

Diversity and inclusion

ArcelorMittal values diversity as a way of bringing fresh perspectives and experiences to the business, and for the contribution it makes to the Company's ambition to be an employer of choice within the industry. The Company has a presence in 60 countries and employees from many more, and its diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds.

Improving gender balance and supporting women leaders are priorities of the Company. ArcelorMittal’s senior management is committed to creating and maintaining a more inclusive culture and ensuring that the Company attracts talented women. A number of programs are in place to develop women as leaders, supported by various initiatives including the development of training programs for women employees combined with mentoring and coaching, networking and role model involvement. There is also an important focus given to the career evolution of women and succession planning. Following the appointment of a female director to the Board of Directors in 2015, the number of women directors now stands at three out of a total of 12 board members, in line with the Company’s goal set in 2012. In 2016, women accounted for 12% of employees in management positions. ArcelorMittal Ostrava received the “Company of the Year: Equal Opportunities” award at the Prague Diversity at Work conference for its support of female employees.

The ArcelorMittal University (the “University”) has delivered two global leadership development programs for women since 2011. In 2016, the Company reviewed their impacts as agents of change on the participants. Two-thirds of participants said that the programs had enhanced their influencing, networking and personal branding skills and were a credit to their career evolution. In 2017, the Company plans to launch a new program for women, ‘Women@ArcelorMittal’, replacing the existing two courses.

The University runs several training programs for employees on working among diverse cultures to build their understanding of how cultural orientations affect attitudes and actions and how to manage conflict and misunderstandings that may arise from different cultural perspectives and communication styles.

To boost support for people with disabilities, the Company has developed broad-ranging initiatives in a number of countries. In France, for example, the seven sites of ArcelorMittal Atlantique & Lorraine have an agreement with three unions to promote the vocational integration of workers with disabilities, and they run a dedicated awareness week for the workforce; and Fos-sur-Mer runs a training program aimed at qualifying unemployed people with disabilities to work in metallurgical roles, in partnership with Agefiph (Fund for the Integration of the Disabled).

Employee development

The Company considers employee development, including succession planning and developing young talent, to be crucial to its future success. Across its operations, programs are in place designed to spot people with potential, and manage the succession of key roles as part of the Company's overall workforce planning process. The Appointments, Remuneration and Corporate Governance Committee is responsible for this process.

ArcelorMittal's employees chart their personal and professional progress through a performance review process with their line manager twice per year, and 97% of employees took part in 2016, up from 96% in 2015.

Employees can select online and classroom training courses from the ArcelorMittal University, as well as a range of leadership, management, functional, technical and bespoke programs for lifelong learning and professional progression. The University's network of local campuses is strategically located across the world in Temirtau and Karaganda (Kazakhstan), Hamilton (Canada), Avilès (Spain), Ostrava (Czech Republic), Vanderbijlpark (South Africa) and Kryvyi Rih (Ukraine). Preparations are underway to open two new campus locations in Brazil in 2017.

Many employee development initiatives are locally led. The Company's Dofasco plant was recognized by Canada's Top 100 Employers in 2016 with long-term professional and personal employee development, including support for individual tuition, cited among a range of employee benefits.

Career committees oversee the management and development of individuals, the improvement of competency levels across the organization, and the availability of a pipeline of talent for key positions. Each year, senior management reviews succession plans for around 300 key positions within the Company. See “Item 6.C— Directors, senior management and employees—Board practices/Corporate governance—Succession management”.

Outcome 2: Products that accelerate more sustainable lifestyles

The Company aims for steel to be the material of choice for the designers and manufacturers of automotive products, appliances and packaging, because it is strong, durable and innovative, and its robust sustainability credentials over its full lifecycle are widely understood and recognized. ArcelorMittal is already playing a key role, for example in making cars stronger yet lighter to reduce carbon emissions through AHSS, and in providing innovations in coating techniques for appliances and packaging.

The Company observes increasing expectations from both customers and regulators, and aims to meet and exceed those expectations and support its customers to design products that contribute to sustainable development through energy efficiency, materials re-use, recyclability, resource efficiency, reduced negative consequences for the environment or society and affordability. ArcelorMittal also observes that its customers are increasingly looking for social and environmental standards in their supply chain, and seeks to turn this to its competitive advantage by certifying the sustainability standards of the Company’s operations (see “Item 4B—Information on the Company—Business overview—Sustainable development–Outcome 7: Supply chains that ArcelorMittal’s customers trust”).

Lifecycle analysis (“LCA”), designed to analyze and reduce the resource and emissions impact of products during their production, use and disposal, helps assess sustainability value at the product development stage, particularly in comparison to competing materials such as cement and aluminum. Since 2005, the Company has developed a deep expertise in LCA and has undertaken over 67 LCA studies in relation to construction, automotive, packaging and general industry products and processes. LCA is integral to ISO14040-44 and is a requirement of environmental product declarations for construction products in Europe. ArcelorMittal participates in the Worldsteel LCA expert group and the SOVAMAT initiative (SOcial VAlue of MATerials), an international network of experts on the social and environmental impacts of materials.

Innovation is a key to achieving this outcome, and the Company’s R&D teams seek to improve on the social and environmental value of its products. In 2016, the Company’s global R&D division launched 37 products with contributions to sustainable lifestyles to achieve outcome 2  – for the automotive, packaging and household appliances sectors - and worked on 19 such product development programs. Approximately 30% of the Company’s global R&D budget in 2016 was for automotive research.  For example, the Company launched its S-in motion® for mid-size sedan and SUV solutions. By using new advanced steel products and design and engineering processes, S-in motion® for mid-size sedans and SUVs can help carmakers achieve a 20% to 26% body structure weight reduction compared to representative 2015 North American mid-size sedans and SUVs, a development which won the American Metals Market Best Product Innovation award in 2016.

ArcelorMittal is expanding its global portfolio of automotive steels by introducing a new generation of AHSS steels. Two new PHS products, Ductibor® 1000 and Usibor® 2000, were launched and are already available for OEM qualification testing in Europe. In addition, martensitic steels MartINsite® M1700 and M2000 were launched, which are very strong steels suitable for anti-intrusion parts such as bumpers and door beams. Starting in 2017 in Europe, the Company is also preparing to expand its Fortiform® family of third generation AHSS products for cold forming, which combine high levels of formability and mechanical strength with increased energy absorption on impact in a crash, even though less steel is used. Together, these new steel grades will help automakers further reduce the weight of the basic vehicle frame to improve fuel economy without compromising vehicle safety or performance.

The Company's award-winning, integrated door ring, with its superior crash resistance and contribution to further weight reduction, has received strong interest from a number of automotive manufacturers around the world.

Significant investments are being made in both Europe and the U.S. to incorporate into existing facilities the capacity to produce and coat new PHS and third generation AHSS steels. These investments include the Company’s first unique jet vapor deposition (“JVD”) line in Liege designed to create a new generation of coated products with improved quality and enhanced functionality (Jetgal®) as well as the installation of quenching and partitioning (“Q&P”) facilities at ArcelorMittal Gent and Liege, which will enable the Gent steel mill to produce the Fortiform® line of automotive products. Similarly, the Company’s AM/NS Calvert joint venture with Nippon Steel and Sumitomo Metals Corp in Alabama, U.S., will be equipped to produce the same steel grades in North America.

In the packaging sector, the Company continues to respond to pending or anticipated new legislation requiring ecologically-friendly coatings with the development of steel for food packaging that avoids the need to use chromium VI and bisphenol A. In 2016, ArcelorMittal picked up the bronze award in the Sustainability category of the 2016 Canmaker Summit “Can of the Year" awards.

Outcome 3: Products that create sustainable infrastructure

Steel's strength, flexibility, and durability, and the fact it can be infinitely recycled without losing its key qualities, all lend themselves to low impact solutions, and the Company is engaging with customers in the construction, energy, public transport and general industrial markets to raise understanding of the important contribution steel can make to sustainable development.

 ArcelorMittal observes that customers in the construction sector increasingly consider sustainability value across the whole life of a project. The Company is providing solutions at every stage of the process, and across the entire lifecycle. In 2016, its global R&D division launched  67 product solutions with contributions to sustainable infrastructure to achieve outcome 3, and worked on 15 product development programs with the same intention.

In 2016, ArcelorMittal became a member of the Institut Bauen und Umwelt (“IBU”), the Institute of Construction and Environment, which specializes in the sustainability labeling of construction products and materials. IBU operates a program for Environmental Product Declaration (“EPD”) which is recognized worldwide. EPDs are based on a lifecycle assessment of the product, and include detailed information on its potential environmental impact. EPD’s are increasingly required by companies working in, and supplying to, the construction industry, and the Company’s global R&D division has completed EPD’s for its steel reinforced bars, structural sections and sheet piles, with plans to create further EPD’s for structural beams, road safety barriers and coated coils.

The Company has established an internal forum for exchange on opportunities from the circular economy, and is also a member of the CIRAIG International Lifecycle Chair and the international reference center for the lifecycle of products, processes and services, and is active in particular in their circular economy working group. While steel's recyclability is a key contribution to the circular economy, its long lifespan also creates the potential for re-use. The Company is exploring the possibilities for re-usable steel components with customers, and in 2016 took part in the circular building project at the London Design Festival, a collaboration which produced a building made from 100% re-usable components. The Company also developed a working group to identify stakeholder expectations on this aspect of the circular economy, and explore further commercial opportunities.

The Company’s global R&D division has developed software packages AMECO and LicaBuilt to assist with sustainable design and choice of components, enabling architects and engineers to assess the relative lifecycle impacts of their bridges and building designs based on their choice of materials in terms of CO2 emissions, energy and water consumption and waste generation.

In 2016, the Company continued to develop its Steel in Modern Construction initiative, a platform which quantitatively and explicitly assesses the impact of different material solutions on the performance of a full office building.

The Company is innovating solutions to improve durability, reduce weight or cut pollution. For example, in 2016, the Company developed new patented technology for mega columns in tall and ultra-tall buildings that enable a rapid, safer and efficient construction method in confined urban spaces, as well as an ambitious rolling technology that enabled the creation of AZ800, a new generation of sheet piles which further optimize retaining walls in ports. AZ800 allows the creation of a longer retaining wall using the same amount of steel, reducing the environmental footprint of the walls by 5 to 10%. The larger size of the sheet pile also allows a reduction in the number of units needed, thereby reducing construction time.

ArcelorMittal also continues to innovate in coating steels at the production stage, thus reducing energy as well as labor costs for customers in the construction and domestic appliance sectors. JVD coatings are one of these new products, and zinc magnesium coatings continue to be deployed across several plants. In the U.S., the Company’s global R&D division partnered with Lehigh University and Pennsylvania Infrastructure Technology Alliance (PITA) to evaluate the lifecycle cost of bridges comparing conventional painted steels with ArcelorMittal’s corrosion-resistant steel Duracorr® (ASTM A 1010). The results clearly show that despite Duracorr®’s higher initial cost, the lifecycle cost of the Duracorr® bridge is one-half to one-third that of a bridge built with conventional painted steels due to the maintenance-free service during the bridge’s lifetime (100 years).  In addition, ‘no maintenance’ is a significant factor in responsible environmental stewardship in all areas, and even more significant in ecologically sensitive areas. These findings have now resulted in an increased level of interest in Duracorr® for bridges from a number of U.S. states and Canada.

Outcome 4: Efficient use of resources and high recycling rates

ArcelorMittal aims to be acknowledged for using resources in the most efficient and effective way, so that it creates significant value for customers and shareholders as well as for the environment. The Company is currently one of the world's biggest recyclers, predominantly because of the scrap steel used in its integrated plants and as feedstock in its electric arc furnaces, and it sees steel and steel-making by-products as having a far larger role to play in the circular economy. In 2016, global R&D worked on 11 new projects to develop new process solutions to help achieve this outcome.

The Company considers its resource efficiency efforts to take two main forms within its own operations: making the steelmaking process more efficient by re-using by-products, solids and waste gases, both internally within the steelmaking process and externally in other industries; and utilizing scrap from steel that has already been used. While these efforts provide scope for creating considerable value in themselves, ArcelorMittal is also working with others within the industry and beyond to build a wider understanding of steel's potential for re-use, recovery and recycling, for example in its work with the Worldsteel on steel product lifespans, or with customers and others to help identify obstacles to recycling, and ways to resolve them.

Steel-making produces a range of valuable by-products and the Company is intensifying its efforts to ensure that they are used to create value within and beyond the business. Wherever possible, by-products are re-used within the steel-making process: this applies especially to gases, which can be re-used as energy for the Company's operations as well as for neighboring communities, but also to dust, slag and sludges, which can all be used in either the integrated steelmaking route (with sinter plant, blast furnaces and BOF) or the electric arc furnace (“EAF”) route. This reduces the amount of virgin inputs the Company needs, reducing raw material costs as well as environmental impact.

By-products are also sold to other industries. Better known examples include the use of slag by-products in road construction, fertilizer and the cement industry. The Company also sells blast furnace slag for use in the production of stonewool, a fire retardant and insulator; some European sites supply blast furnace slag to the glass-making industry. The Company is developing markets for calcium carbonate residues, including in the paint manufacture industry. The Company's R&D function is investigating the potential use of slag from furnaces in water filtration and greenhouse gas capture.

Scrap is an important resource for steelmaking. ArcelorMittal has the capacity to produce steel both via the EAF route using scrap and the integral iron ore-based blast furnace route. It optimizes the relative share of each in response to market conditions. Over recent years, the scrap input rate of the Company’s steel stands at around 30%, making it one of the world’s biggest recyclers.

The Company’s research indicates that global recycling rates for obsolete steel currently stand at 87% which is the highest recycling rate for an obsolete material. Global demand outstrips supply however, and this generally means that the cost of scrap for the EAF is higher than that of iron ore in the integrated blast furnace process, and this can be a major factor in determining the Company’s production balance, and therefore the carbon intensity of the steel it produces. See “Item 5–Operating and financial review and prospects–Scrap” for further details on the use of scrap and price differential.

In order to inform long-term production strategy, the Company is working with customers and others to create an authoritative source of data on steel stocks, recovery and recycling rates across the world. In 2016, the Company commissioned a third party study aimed at identifying the impacts the increasing availability of scrap will have on the steel industry, and also began an exploration of its scrap supply chain to identify any areas of concern.

With a number of European universities, ArcelorMittal is undertaking an analysis of the ways in which steel flows from one use to another, and where the potential for greater cost and carbon efficiencies and the entailing value creation lies. It also works with customers to identify cost and carbon savings by reducing post-industrial scrap.

 Quality issues from obsolete scrap make its use in steel production more attractive where its impurities from other materials are easily accommodated, typically in construction and infrastructure products, which are usually made via the EAF route. ArcelorMittal seeks to improve the quality of the scrap it uses and to this end the global R&D division is exploring the viability of a new automated process for sorting shredded scrap. This could increase its capacity to recycle obsolete scrap in its production processes.

Outcome 5: Trusted user of air, land and water

ArcelorMittal understands that it shares natural resources such as air, land and water, and that changes in their quality are important issues for its stakeholders. The Company's intention is that stakeholders trust ArcelorMittal to share natural capital, because it operates responsibly and transparently, demonstrates that it understands and wants to improve its impacts, and works in collaboration with partners and local communities to protect and enhance the environment. The Company therefore endeavors to listen to concerns about air and water quality wherever they are raised, and its country managers engage with stakeholders at every level.

 Before developing any new mine or steel plant, the Company carries out detailed environmental impact assessments, and establishes an environmental management plan. At all existing production sites, it monitors air, water, energy and residue data, and publishes data annually at a corporate level in its online Annual Review and country level sustainability reports, of which 17 were published in 2016. In 2016, the Company also undertook an internal 'dashboard assessment', to identify hotspots, share best practices and drive improvements.

In 2016, ArcelorMittal allocated a total of $177 million for investment in environmental capital projects intended to help deliver the Company’s fifth intended outcome, to become a trusted user of air, land and water. At the same time, its global R&D function is exploring innovative ways to reduce dust emissions in particular. Air quality has always been a priority for ArcelorMittal, as the Company knows that it is one of the most salient issues for local communities. Between 2010 and 2015, the Company's dust emissions per tonne of steel fell by 22%. In 2016, over 82% of the capital investment allocated to environmental projects was for projects aimed at improving air emissions. The Company decided on three new such capital investment projects for its Dabrowa Gornicza site in Poland in 2016, amounting to $92 million. These include the pilot of a new hybrid filtration technology designed to minimize particulate emissions from the sintering process, which is currently being tested by the global R&D division in Gijon, Spain. At the end of 2016, a further investment project was completed in Poland to modernize the coke plant at Zdzieszowice  designed to have a significant impact on air emissions. Together, these projects are intended to ensure that operations are compliant with the European Industrial Emissions Directive once complete, expected in 2018.

The Company aims to practice good land use management, and to protect biodiversity in the environments where it operates, understanding the shared value this creates. In Tubarão, Brazil, for example, the Company has planted 2.6 million trees over the past 28 years to reduce wind erosion at the site, and this ‘green belt’ has consequently been shown to control dust emissions from material handling operations by 76% and from mineral piles by 99%.

At the Company's Liberia iron ore mines, which are situated close to both mountain and lowland rainforests, ArcelorMittal is engaged in major biodiversity investments to offset the impact of the project. Its Biodiversity Conservation Program has been in operation for four years, and in 2016 it published a public report on its progress.

ArcelorMittal’s joint venture, Baffinland’s Mary River Project, is located in the Canadian Arctic on Baffin Island, Nunavut where extensive environmental monitoring and careful management have been developed with a balance of scientific and Inuit knowledge. As a result, Baffinland has designed the project to avoid or minimize environmental impacts. The key to the project’s success has been a sound understanding of its environmental aspects and an ongoing commitment to communicating with all stakeholders on environmental matters.

It is vital that ArcelorMittal manages tailings ponds carefully to ensure they are structurally sound and have adequate water management arrangements. In 2016, the Company undertook further inspection and monitoring to ensure the implementation of its tailings storage facilities surveillance guidance, developed and rolled out globally in 2015. It also undertook a round of third party dam safety reviews. The Company implemented innovative ‘dry stacking technology’ at its Serra Azul mine in Brazil, in which tailings are dried so they can be stored in a more structurally stable form. The Company also allocated $28.1  million to projects that will improve tailings management across its operations.

ArcelorMittal also partners with local environmental organizations to improve and research local biodiversity. In the U.S., the Company has been part of a multi-stakeholder partnership aimed at sustaining, restoring and protecting the biodiversity of the Great Lakes since 2007. ArcelorMittal Tubarão in Brazil has hosted the Tamar project since 2000 to track the health, growth and migratory patterns of the green turtle (Chelonia Mydas), of which more than 3,500 are located within the Company’s perimeter owing to the favorable water conditions.

The Company understands the importance of water to its stakeholders, and aims to be responsible both in the amount of water it consumes, and in the quality of the water discharged by its sites into the environment. In 2016, the Company requested feedback from each of its sites regarding the value of water at that site within the Company’s new dashboard assessment system: sites responded with information on a wide range of local initiatives and stakeholder issues, all of which will inform the Company’s learning and establishment of good practice.

Steel plants are designed to treat and recycle water, often thousands of times, so that actual volumes used are far higher than those withdrawn. Seawater may be used for cooling to avoid reliance on municipal water sources. Water withdrawn from groundwater sources makes up less than 1% of the Company's water intake. The Company is working with local stakeholders to explore the use of alternative sources where water is scarce, including seawater, rainwater, and wastewater from water treatment plants. For example, in Ostrava in the Czech Republic, it worked with the local watershed administrator to agree on alternative water supplies in the face of surface water drought in 2015. In 2016, this led to the Company’s collaboration in the local watershed planning process. In Brazil, the Company's responses to water scarcity over 2014 and 2015 have led Tubarão to explore the implementation of a desalination plant to further reduce its dependency on surface and groundwater supplies.

In 2016, the Company launched a new water assessment tool across its mining operations, developed by its global R&D and mining divisions, and designed to provide stronger data to support water improvement plans. The Company also invested in capital projects in mining, including the building of interception ditches at its Mont Wright and Fire Lake mines in Canada to protect surrounding lakes and rivers.

Outcome 6: Responsible energy user that helps create a lower carbon future

ArcelorMittal wants to be trusted by its stakeholders to make a positive contribution to a lower-carbon future, both by cutting energy use and carbon emissions, and by developing innovative products that help customers and other industries do the same.

The Company believes it plays an important role in carbon reduction, since modern specialist steels are helping make products and materials more carbon-efficient. Lifecycle analysis studies show that often less CO2 emissions are associated with steel over its entire lifecycle than with certain other materials, such as concrete and aluminum. ArcelorMittal recognizes that it must go further to reduce its own emissions, both through energy efficiencies and carbon reuse technology.

The Company’s role in engaging stakeholders on the issues surrounding carbon is broadening, and it is working to ensure that the right public policy frameworks are put in place to deliver substantial carbon reductions from the steel industry globally. The Company remained concerned in 2016 about the potential cost of the proposed 2021-2030 EU Emissions Trading Scheme (“ETS”) and believes that ETS proposals in their current form could jeopardize European steel jobs without any effective reduction in carbon emissions, since they risk leading to increased volumes of higher-carbon imported steel from plants unaffected by carbon trading schemes. See “Item 4B—Information on the Company—Business overview—Government regulations—Environmental laws and regulations”.

An energy audit process assessing performance and identifying areas of improvement is applied at a number of plants, and the majority of ArcelorMittal’s large sites are ISO50001 standard certified or equivalent. These measures have enabled all European sites to comply with the requirements of the EU Energy Directive.

The Company continues to seek ways in which waste energy from the steel-making process can be either recycled within its own operations or exported as heat, steam or electricity. For example, ArcelorMittal owns or co-owns power plants that supply heating to the city of Zenica in Bosnia and Herzegovina, Dabrowa Gornicza in Poland and Ostrava in the Czech Republic. In the U.S., the Company has ongoing activities in place with the aim of reducing energy consumption at all of its facilities by one percent each year over the next seven  years through a special Department of Energy initiative. In 2016, an Energy Awareness Month initiative was launched across the NAFTA region.

Each year, the Company makes capital investments to improve energy efficiency and reduce carbon emissions. In 2016, further projects were approved, involving a capital expenditure of $108 million. These included the revamping of a major power plant at Burns Harbor in the U.S. as well as a capital investment at the Company's mining unit in Canada, where with the support of the Quebec Government, the Company is installing a cryogenic storage system to test natural gas replacement in its iron ore pellet plant. In addition, ArcelorMittal's 10 energy upgrade projects at its Dofasco site in Canada are supported by $40 million in government grants and incentives, and include the installation in April 2016 of a refurbished 12.5 MW steam turbine generator to use surplus steam to produce electricity. The initiatives are projected to save enough electricity annually to power 19,000 homes. Global R&D rolled out 15 new energy efficiency processes across the Company’s operations in 2016, and worked on three new solutions.

ArcelorMittal also expects innovative breakthroughs to play a key role in creating a lower carbon future for steelmaking, both in terms of products and processes, and with reference to partnerships and collaborations. At the COP22 talks in Marrakesh in 2016, the Company and its partners Evonik, LafargeHolcim and Solvay announced the formation of the Low Carbon Technology Partnerships Initiative across the steel, cement and chemicals industries. The partnership will look at the potential synergies that exist between the manufacturing processes of these three energy-intensive sectors, and how these synergies could be harnessed to reduce CO2 emissions. As a first step, the partnership will produce a study to identify potential ways to valorize industrial off-gases and other by-products. Initial research suggests that deploying cross-sector carbon capture and re-use opportunities on an industrial scale could reduce up to 7% of global anthropogenic CO2 emissions.

ArcelorMittal has also been exploring opportunities for carbon capture and utilization. The Company works in a partnership project with carbon recycling pioneer LanzaTech aimed at using waste carbon monoxide from steel-making to produce ethanol on a commercial basis. The Company projects that every tonne of ethanol produced will displace 5.2 barrels of gasoline as well as reduce ArcelorMittal’s CO2 emissions by 2.3 tonnes. A pilot project announced in 2015 at the Company's steel plant in Gent is expected to commence in 2017.

Outcome 7: Supply chains that ArcelorMittal’s customers trust

ArcelorMittal considers responsible supply chain management to be a commercial and logistical necessity if it is to meet the growing expectations of its customers. It therefore aims to win the trust of its customers by achieving or surpassing their standards, both in its own steel and mining operations, and in its supply chain.

Since 2011, the Company’s Code for Responsible Sourcing has set out minimum standards for its suppliers and described how the Company will work with them to achieve these standards. In 2016, the Company continued to ask all new global suppliers to sign up to the Code, as well as surveying all strategic and core suppliers for their implementation of the Code. In addition, the Company has mapped its supply chain for social and environmental areas of concern and identified the key hotspots for further due diligence.

In recent years, the Company has seen evidence of growing demand from its customers for reassurance on environmental and social standards in their supply chains. Customer requests for information on the sustainability of the Company's supply chain in 2016 were also greater in number, and more detailed, than in previous years. In 2016, for example, ArcelorMittal's ability to demonstrate sustainability standards contributed to its winning an open tender to supply 120 meter rails to Deutsche Bahn. The Company has also undertaken increased levels of direct engagement on supply chain standards with customers from the automotive and other sectors, including construction, household goods and packaging, and believes that the interest in supply chain certification and assurance is growing, and that this trend will continue. The Company aims to win the trust of all customers by demonstrating transparency and accountability, thus becoming the customer’s supplier of choice.

In 2016, ArcelorMittal worked with its peers in the steel and mining industries, and with other stakeholders, to advance the development of third party standards. It is taking a leading role in creating two new assurance organizations: the IRMA, and Responsible steel. Both organizations have already received supportive engagement from a number of high profile customers. Following further engagement with stakeholders in early 2017, the Company believes that it will be in a position to pilot new certification standards later in the year. The aim is to ensure that ArcelorMittal sites can position themselves to meet the probable standards before they are required.

In response to an awareness of potential social and environmental issues in its tin supply chain, in 2015 ArcelorMittal joined a multi-stakeholder working group on sustainable tin production in Indonesia. In 2016, ArcelorMittal continued to engage in this project and is exploring how to ensure more effective partnership with local stakeholders.

Outcome 8: Active and welcomed member of the community

The Company aims to be welcomed as a good neighbor, actively engaging at a local level, and to make a positive contribution to more resilient and thriving communities through both its day-to-day operations and thoughtful, well-targeted investments. It understands the importance of active engagement in the community, and of securing the trust and support of governments and listening to and understanding the needs and issues of local people, so that the Company can maintain its ‘social license’ to operate.

The Company aims to listen to local and other stakeholders, because it wants to build relationships that encourage people to share their concerns with the confidence that they will be heard, and to understand in detail what its community impacts are, both positive and negative, so that it can adapt, prevent issues from arising where possible, and respond to those which have escalated.  Where stakeholders have a grievance, ArcelorMittal is committed to giving them a fair hearing and, where the grievance is legitimate and concerns something in the Company's control, access to remedy. New community grievance guidelines were issued in 2015.

In 2016, the Company spent $20 million in numerous community investment programs across its areas of operations. Increasingly, ArcelorMittal recognizes the importance of building ‘shared value’, aimed at making communities more resilient and at the same time strengthening the Company's business. In the United States, ArcelorMittal has developed public-private partnerships near its joint venture facility AM/NS Calvert, with Mobile Baykeeper, Mobile Area Education Foundation and Exploreum combining the work of environmental stewardship and STEM education to encourage students, community members and government officials to care for waterways near the Gulf Coast in Alabama. Similar collaboration exists in the Company’s Vittoria plant in Brazil where ArcelorMittal has joined with local government and financial partners to support small manufacturing businesses in the region. Public private partnerships are also in place in Romania, Ukraine, Poland and South Africa.

ArcelorMittal was recognized in 2016 by General Motors’ “Top Diversity Performer Platinum Award” for its supplier diversity program, which provides opportunities to minority, women and veteran owned businesses to participate in the Company’s procurement process.

The Company recognizes community partnerships as a key driver for employee retention and engagement. Annual external reputation surveys specifically highlight the importance of community investment in employees’ sentiment about the Company. To drive this sense of shared value for employees, the Company actively encourages employee volunteering. In 2016, the Company’s U.S. business successfully reached its target to double the number of skills-based volunteer hours donated by employees to local partners.

Outcome 9: Pipeline of talented scientists and engineers for tomorrow

Talented scientists and engineers will play a critical part in building a sustainable future for society at large, for the steel industry, and for the Company. ArcelorMittal recognizes the importance of developing skills in STEM (science, technology, engineering and mathematics), which is the global theme for the Company’s community investment strategy.

The number and quality of the Company's STEM projects is growing. There is a need for solid professional skills, and the ability to adapt to change, exploit new technology and thrive in an increasingly complex workplace - which means recruiting skills in new areas such as lifecycle analysis, robotics, data analysis, nanotechnologies, circular economics, and 3D metallurgy. The Company is lengthening its talent pipeline, deepening its relationships with schools, colleges and universities to encourage students to choose STEM subjects. In addition to providing teaching aids and technological support, the Company invites students to its steel plants to show them where their skills could take them.

The Company has long-term partnerships with leading academic organizations around the world, including the universities of Stanford and MIT in the U.S., Cambridge in the UK, Lausanne in Switzerland, McMasters in Canada, and the China Central University. The Company also offers internships and sponsorship of PhDs through joint research projects. These partnerships are designed to develop productive collaboration on specific issues, and help ensure the Company can attract the best graduates. In 2016, in R&D alone, the Company hosted more than 180 engineering students in their final year on long-term internships, and more than 60 PhD students on a variety of different programs.

For example, ArcelorMittal Mexico awarded 504 scholarships for STEM students in 2016, while ArcelorMittal Galati in Romania welcomed 100 graduates from Galati and Braila counties at its apprentice school. A pilot project at ArcelorMittal Poland, involving the Zespół Szkół HTS vocational school in Kraków, gave students vocational training.

In Kazakhstan, the Company signed a Memorandum of mutual cooperation with Karaganda State Industrial University (KSIU) in 2013, resulting in a series of cooperative initiatives around STEM training. In 2016, as part of a range of training, research and knowledge-sharing activities, 212 students took part in internships at ArcelorMittal Temirtau.

ArcelorMittal Brazil has developed several community projects in order to promote STEM to children. These include the ArcelorMittal Environment Award, which has been dedicated to raising awareness of environmental issues among elementary school students and employees’ children for 25 years. The 2016 awards involved 73,000 students, and in November 2016 the first prize was awarded to an initiative entitled "sustainable solar energy accessible to populations in need," conceived by the Municipal school Ordeal Ferreira Campos, Sabará.

In South Africa, the Company restarted a recruitment drive to attract young engineers, offering a 40 week apprenticeship contract, focusing on the iron and steel manufacturing process. The program includes institutional and on the job training, with regular assessments and progress monitoring as an integral part of the apprenticeship program.

        Outcome 10: ArcelorMittal’s contribution to society measured, shared and valued

ArcelorMittal recognizes it can benefit from understanding the broader social and economic value it creates, both directly and indirectly, and from sharing this information with its stakeholders. It aims to be able to show the value of the contributions it makes to society, and to enable its leadership and its stakeholders to understand and appreciate these as well as its financial results.

The Company believes that impact is most meaningfully measured at the country level. This has been demonstrated by ArcelorMittal South Africa, which published its second ‘Factor report’, updating stakeholders on the economic and social contributions it had made to the country since its first report was published in 2014. Multiple other ArcelorMittal country sustainable development reports included basic data on direct economic contributions. Following the success of South Africa’s program, ArcelorMittal is preparing a framework to guide all country level social impact studies to ensure quality and consistency.

The SD ‘dashboard assessment’ process introduced in 2016 gave country management the opportunity to reflect on the extent to which the Company measures what it contributes in each country of operation, the balance between positive and negative contributions, and the importance of such information in maintaining its social license to operate.

These outcomes are underpinned by Transparent Good Governance

Listening, learning, respect and transparency are key to the integrity of the Company’s leadership and governance, ensuring the Company operates effectively and ethically in all parts of the world. In 2016, 81% of our employees had completed up to date training in the Code of Business Conduct, and 76% had completed their Anti-Corruption training.  The Company provided focused training on the theme of integrity and human rights in Kazakhstan during the year. See also “Item 16.B–Code of Ethics” and “Item 6.C‒Directors, senior management and employees‒Board practices/corporate governance”.

ArcelorMittal considers its relationships with its various stakeholders to be vital across its operations. Conducted in the right way, these relationships help the Company to know how best to respond, anticipate future problems and earn the trust of its stakeholders. ArcelorMittal’s operations in each of the countries in which it operates are encouraged to assess their stakeholder expectations, in order to inform their approach to the 10 SD outcomes.

The Company believes that stakeholder trust will be enhanced through transparency about the social and environmental impacts of its operations. The Company is continuously enhancing its disclosures through its journey to integrated reporting in its corporate Annual Review and country level reports, of which 17 were published in 2016, as well as its disclosures to the Carbon Disclosure Project and a number of investor and customer surveys. In Brazil, where transparency is of particular stakeholder concern, ArcelorMittal announced a partnership with the non-governmental organization Transparency International in a reinforcement of its  commitment to ethical business practices.

The Company’s human rights policy draws on the UN Universal Declaration of Human Rights, the International Bill of Human Rights, the core conventions of the International Labor Organization, and the UN Global Compact. It includes commitments to the Company’s workforce, local communities and business partners, and covers health and safety, labor rights and the rights of indigenous people. Employees are required to undertake training in the Company’s policy every three years, and in 2016, 84% of the Company’s workforce had completed up-to-date human rights training, up from 81% in 2015.

Where appropriate, ArcelorMittal provides face-to-face training for employees on human rights. In December 2016, it provided a focused workshop for its workforce in Kazakhstan. Following a review of its human rights program in 2015 and 2016, a gap analysis and a dashboard assessment of SD outcome 1 (people) and 8 (communities) in all countries in 2016, the Company is developing an action plan to improve the implementation of the Company’s human rights standards.

See also “Item 6.C‒–Directors, senior management and employees‒–Board practices/corporate governance–Ethics and conflicts of interest”.

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

Key steel products

Steel-makers primarily produce two types of steel products: flat products and long products. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets.

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

Electrical steels. There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels.

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

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions and to introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. Such contracts with Vale are in the process of being updated. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest and Severstal in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen in South Africa. ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, Glencore and Peabody in Australia, Alpha Natural Resources and Walter Energy Inc. in the United States, Teck Coal in Canada and Vale. ArcelorMittal includes certain long-term contracts in its assessment of its raw material self-sufficiency due to their pricing arrangements, such as its contracts with Cliffs Natural Resources Inc. (iron ore) and, in prior years, with Sishen (iron ore).

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2016, ArcelorMittal sourced a large portion of its iron ore requirements and the majority of its coking coal requirements from its own mines and strategic long-term contracts, which include different pricing mechanisms (e.g. quarterly, monthly) (see “Item 5—Operating and financial review and prospects—Raw materials”).

The table below sets forth information regarding ArcelorMittal’s raw material consumption in 2016.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore	114.9	62.9	52.0	55%
	PCI & Coal[1]	46.3	6.9	39.4	15%
	Coke	29.0	26.7	2.3	92%
	Scrap & DRI	33.7	18.3	15.4	54%

1

Includes coal only for the steelmaking process and excludes steam coal for power generation. ArcelorMittal's consumption of PCI and Coal was 8.9 million tonnes and 37.4 million tonnes, respectively for the year ended December 31, 2016.

Iron ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded the capacity of existing mines in Canada, started development of an early revenue phase through its joint venture in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities.

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

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, through direct access to markets in most of European mills or through bilateral contracts elsewhere. The duration of these contracts varies significantly depending on the area and type of arrangement.

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

In 2016, AM Shipping arranged transportation for approximately 64.1 million tonnes of raw materials and about 13.65 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”), Luxembourg based ArcelorMittal Sourcing and Luxembourg based AM Mining SA. GC handles shipping of approximately 22% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax and Supramax vessels on a medium-to-long-term charter. AM Shipping’s strategy is to cover about 33% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

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

Sales and marketing

In 2016, ArcelorMittal sold approximately 83.9 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For certain specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. In the EU region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to ArcelorMittal’s customers. Distribution centers provide access to ArcelorMittal’s products to smaller customers that cannot or do not want to buy directly from the operating facility.

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

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in each market.

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

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,000 patents and patent applications, mostly recent and middle-aged, for more than 550 patent families, with 48 inventions newly-protected in 2016. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

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

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2016, that affect or are likely to affect its operations.

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

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on the Company’s business, financial results or cash flow from operations. In 2016, ArcelorMittal approved a number of multi-year capital expenditures totaling $285 million in order to facilitate compliance with these environmental and energy laws and regulations.

Industrial emissions regulation: climate change

ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas (“GHG”) emissions will become more stringent and will expand to other jurisdictions in the future. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive GHG policy establishing reporting and permitting obligations for significant statutory sources of GHG emissions for new sources or existing sources that seek to modify their operations that will result in an increase in GHG emissions. In South Africa, a bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

In December 2015, 195 countries participating in the United Nations Framework Convention on Climate Change (“UNFCC”), at its COP21 held in Paris, adopted a new global agreement on the reduction of climate change (the “Paris Agreement”).  The Paris Agreement sets a goal of limiting the increase in global average temperature to well below 2 degrees C and pursuing efforts to limit the increase to 1.5 degrees C, to be achieved by getting global GHG emissions to peak as soon as possible.  The Paris Agreement consists of two elements: a legally binding commitment by each participating country to set an emissions reduction target, referred to as “nationally determined contributions” or “NDCs”, with a review of the NDCs that could lead to updates and enhancements every five years beginning in 2023 (Article 4) and a transparency commitment requiring participating countries to disclose in full their progress (Article 13).  The majority of countries have issued their intended NDCs.

ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

ArcelorMittal’s operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

The EPA has issued a series of regulations and guidance documents, which establish both reporting and permitting obligations for significant stationary sources of GHG emissions including iron and steel facilities. Obligations inherent to those new regulations will apply to either new sources of GHGs or existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permitting obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, although not presently required, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies at some point in the future.

The EPA is expected to pursue the establishment of more stringent air emissions standards. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

In 2013, Region V of the EPA rejected the State of Minnesota’s plan for reducing regional haze, which was designed to restore visibility in pristine areas, and promulgated its own plan to require the taconite industry to install low NOx technology at taconite furnaces in the region. This will require significant capital investment. In 2015, the taconite industry reached a settlement with the EPA to establish more flexible ranges for final limits and secured additional time to meet them. The EPA promulgated a final rule effectuating that settlement in April 2016.  However, the new rule raised an additional concern regarding the process for setting final limits. The taconite industry has taken action to preserve its rights on the remaining issue and is working on negotiating a resolution. In the interim, the stay of the EPA’s original rule has been lifted and efforts are underway to comply.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to other environmental regulatory developments or matters in 2017.

European Union

Significant EU Directives and regulations that are applicable to ArcelorMittal’s production units in the EU, include the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED Directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED Directive must ensure that their Emissions Limit Values (“ELV”) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered with few possibilities to obtain derogations related to the implementation of BAT and the associated emissions limits values. The implementation of the IED Directive materially impacts ArcelorMittal’s activities in the EU to an amount not yet determined since many issues that ultimately will determine this impact are not yet fixed due to authorities’ delays in implementing decisions and reconsideration of permits. Most of the Member States were expected to update permits and have ELVs achieved by operators in March 2016. However, the negotiation and the update of existing permits are still ongoing in some countries.

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

•         The new Directive 2013/59/EURATOM of December 5, 2013, establishing basic safety standards for protection from the exposure to ionizing radiation and repealing former EURATOM directives, to be complied with by February 6, 2018.

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

Law 11.717 and Decree 101/03 for Santa Fe province regulate environmental licenses and the environmental requalification plan. The Villa Constitucion plant’s license was officially obtained in June 2013. The Villa Constitucion Plant’s committed plan was monitored by environmental authorities and completed in January 2014. The Tablada and San Nicolas Plants licenses were obtained for Tablada in November 2013 and the San Nicolas license was obtained in July 2013 and an additional license in April 2014. The renewal process for the Villa Constitucion plant has been tied to investments in water treatment for direct reduction process effluents and to the resolution of certain environmental issues relating to the steel facility. Regarding the San Nicolas and Tablada sites, there are no issues preventing approval.

Decree 2151/14 requires that industrial non-dangerous residues undergo recycle or recovery activities and avoid final disposal. The Company is already compliant but may be required to develop further projects in relation to new by-products.

In the Buenos Aires province, Decree 429/13 has imposed taxes relating to water consumption. The impact of this on the Company’s operations is minimal.

Law 27.191 was approved relating to renewal energy consumption in energy intensive industries and applying fines for non-compliance. The new law is expected to increase energy costs in Argentina in the years to come. There is unlikely to be any impact in 2017 for the Company as all contracts with suppliers are in place. It is likely that capital intensive renewal energy projects will need to be undertaken.

Decree 3395/92 for Air Quality Standards were under review in 2016 and more stringent air quality standards are foreseen for 2017 in the Buenos Aires province. No significant capital expenditures are foreseen for the Buenos Aries site at this time. However, if such changes are mirrored in other provinces, capital expenditures will be required in order to comply.

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

Environmental permits issued in 2009 and 2010 have expired between November 2014 and November 2015 and ArcelorMittal Zenica has duly submitted timely requests for the renewal of its permits based on current regulations. ArcelorMittal Zenica is working together with the Federal Ministry of Environment and Tourism on the renewal of expired permits and therefore does not anticipate any issues with the continuity of operations. In February 2016, ArcelorMittal Zenica submitted a revised request for an integrated environmental permit to the Federal Ministry of Environment and Tourism. Based on the finding of a commission formed by the Federal Ministry, ArcelorMittal Zenica submitted an updated request to the Federal Ministry in August 2016. The Federal Ministry’s work on the preparation of an integrated environmental permit for all plants in ArcelorMittal Zenica is in the final phase. It is expected that one integrated environmental permit will be issued by the end of March 2017.

In addition to investments already achieved and ongoing investments, several investments are expected in the coming years to continue improving the environmental footprint of the plant and thus lower emissions release, in the context of poor air quality in Bosnia Herzegovina and NGO concerns regarding the situation.

For ArcelorMittal Prijedor, the Omarska mine has two separate licenses, one for the surface pit, which was renewed in 2015 and remains valid through 2020, and the other for the GMS plant (Medjedja tailing dam and maintenance) which was renewed in 2013 and remains valid until 2018. ArcelorMittal Prijedor is required to renew its environmental licenses every 5 years. ArcelorMittal Prijedor also obtained an environmental license for Limestone Quarry Drenovaca in 2016, which must be renewed in 2021.

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

On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests. In 2013, meetings were held to define actions to achieve the protocol’s objectives. In 2015, the criterion for Green Labeling in pig-iron production was established by the Brazilian Association of Technical Standards. Implementation of the new Protocol, however, depends on the creation of forms which are envisaged to be finalized in 2017.

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

A new resolution from the São Paulo State Environmental Agency (“CETESB”) establishing new soil guidance values has been enforced following São Paulo State Board Decision 045/2014. Standards for inorganic compounds (metals) have become, in general, less restrictive. However, guidance values for other compounds (PAHs, Organic Chlorides etc.) have become more restrictive. Considering that the guidance values under Federal Resolution No. 420/2009, published by CONAMA, were based on the prior CETESB values, it was expected that the federal guidance values would be changed in 2016 but no movement towards a change has been started.

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

Due to the water crisis faced in the South East of Brazil, São Paulo, Minas Gerais and Espírito Santo, where most of ArcelorMittal Brasil industrial sites are located, laws issued in 2015 which have imposed restrictions on water permits for industrial use are still active. These restrictions are only applied for the period when river flows are below pre-established levels. The restriction of 30% in ArcelorMittal Serra Azul’s water permit continues. The restriction has not affected its operations since the site also has groundwater permits that provide the necessary flow for the operational activities.

Espírito Santo State Law No. 10179/2014 establishes Water Resources Policy. Article No. 31 states that water intake and discharge are subject to a financial charge.

Regarding industrial effluents, regulatory Deliberation CERH n° 47/2014 established new procedures for granting submissions for the release of effluents in Minas Gerais State.

Following the 2005 World Health Organization (“WHO”) recommendations, there continues to be a trend to adopt new air quality standards at the national and state levels. National standards in force, established by Resolution CONAMA 003/1990, are considered outdated and a change of values for parameters such as PM10, NOx, and O3 are envisaged, together with the incorporation of the PM2.5 parameter. The states of São Paulo and Espírito Santo, through the State Decree 59113/2013 and Decree No. 3463-R DE 12.16.2013, respectively, have reviewed the state air quality standards following the guideline values suggested by WHO, and have established emission control plans for gradual adaptation to the new standards. This trend may result in more stringent air emission limits on industrial activities in these states and other states from the review of national standards.

In Vitória, a new municipal mechanism to control dust emissions and air quality has been implemented, which, among other things, creates intermediate targets to be implemented within three years, lowers emission values to new parameters, especially PM 2.5, and creates an emergency plan when air quality at Vitória falls to a critical level. The State is leading investigations on the “Black dust” saga which is followed by the press and social media due to potential health issues in the area. Emissions of several industries are scrutinized by the authorities. In November 2016, the Federal Public Prosecutor´s Office in Espírito Santo State requested to be part in the lawsuit in which ANAMA (National Association of Friends of the Environment) is claimant against ArcelorMittal in a matter involving visible emissions. There have been no orders or findings from the Judge in the matter yet.

Following the Mariana disaster (Samarco), the state of Minas has issued a State Decree No. 46993/2016 and a State Resolution SEMAD / FEAM 2372/16, both requiring extraordinary audits of tailings dams, generating increased costs for compliance and a number of surveillance visits from federal and state agencies (environment, geology and police departments).

Minas Gerais State Law 21972/2016 proposed significant changes both in the structure and the competences of the state Environmental Agency. To be implemented, such changes must be regulated by state decrees which have not yet been issued. The Industry Federation is holding meetings with the government to oppose changes that could negatively impact the sector.

Canada

ArcelorMittal’s operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Fisheries Act and the Canadian Environmental Act) and provincial legislation regulating matters of more local importance such as natural resource use, local air quality and noise.

The province of Quebec and the state of California in the U.S. are currently members of the Western Climate Initiative (“WCI”), a sub-national GHG emission cap-and-trade program. In 2016, the government of Ontario enacted the Climate Change Mitigation and Low-Carbon Economy Act and an associated regulation (O. Reg. 144/16) which established a GHG emission cap-and-trade program to begin in 2017. Ontario plans to link its program to the WCI in 2018.

ArcelorMittal Dofasco will be covered by the GHG program. In Ontario’s first compliance period (2017 to 2020), energy-intensive and trade-exposed industries including steel will receive 100% free allowances up to an annually declining cap based on benchmark GHG emissions intensities for coke making, iron making, BOF steel making, EAF steel-making and stationary combustion. ArcelorMittal Dofasco will receive the majority of allowances free of charge in the first compliance period. Reduction targets have not yet been set for 2021 to 2030.

In October 2016, the government of Canada announced its intention to impose a minimum, national carbon price on provinces without a pricing system for reducing GHG emissions. The cap-and-trade programs in Ontario and Quebec where most of ArcelorMittal’s Canadian facilities are located satisfy the federal requirement.

Consultations began in October 2016 with large emitters of GHG in relation to cap and trade for the period of 2021 to 2030. The Government’s first proposal is very aggressive, and representations are being made in order to minimize the financial impact of any new standards.

The Department of Environment and Climate Change Canada has developed Base Level Industrial Emission Requirements (“BLIER”s) under the national regulation addressing Criteria Air Contaminants. For the steel sector, emissions of NOX, SO2, VOCs and fugitive particulates are covered. The SO2 BLIER requires ArcelorMittal Dofasco to install full coke oven gas desulphurization by December 31, 2025.

In July 2016, Ontario implemented a new annual air emission standard for Benzo[a]pyrene and benzene, and a new 24-hour measurement standard for manganese. ArcelorMittal Dofasco complies with these new regulated limits through site specific standards and associated orders.

In September 2016, ArcelorMittal Dofasco was charged with two offenses related to a February 2015 emission from Blast Furnace #4 contrary to sections 14(1) and 186(1) of the Ontario Environmental Protection Act. The case will proceed before the courts in 2017.

In Quebec, the mining and metallurgical sectors are negotiating depollution permits that will apply to ArcelorMittal Mining and Infrastructure Canada and ArcelorMittal Long Products Canada works. In the mining sector, some objectives for dust, NOx and SO2 were also identified and a draft agreement prepared, but there has been no further progress.

The depollution permit for Mont Wright was issued in March and modified in July 2015. The Port-Cartier pellet plant depollution permit was issued in April 2015. The Fire Lake depollution permit was received in June 2015 and has a term of 5 years. The new permits will require ArcelorMittal Mines and Infrastructure Canada to invest in a pellet plant wastewater system and conduct studies on air emissions. Investments in drainage collection ditches and water treatment facilities are required in Mont Wright and in Fire Lake. Starting in 2014, ArcelorMittal Mining Canada is taxed on sites with depollution permits for waste rock and tailings storage with a maximum annual cost per site of CAD1 million per year per site. An environmental impact assessment is under evaluation by the government for the expansion of the existing tailings impoundment and new tailings impoundment for the current mining plan which runs through 2045. Federal and provincial permits are expected in 2018. A bank guarantee will be provided as required to cover the loss of fish habitat as a result of tailings expansion in 2017–2018.

Pursuant to the mining regulation and the restoration plans for the facilities in Mont Wright, Fire Lake and Port-Cartier ArcelorMittal Mining and Infrastructure Canada will be required to provide  a financial guarantee estimated to be in the range of CAD85 million to CAD95 million for restoration of the sites Quebec Ministry of Natural Resources. The total amount of financial guarantee for Mont-Wright and Port-Cartier is expected to be obtained in 2017. The Fire Lake closure plan needs to be approved before establishing a financial warranty.

ArcelorMittal Long Products Canada expects the new permits for its Contrecoeur facilities will be issued in 2017. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies including water usage and air dispersion modeling.

Quebec adopted a Clean Air Regulation on June 30, 2011 that requires Particulate Matter (PM) testing for steel mills, (annual testing of baghouses and testing of roof fans every three years),  and installation of broken bag detectors in baghouses. An investment of ~CAD30 million will be required for ArcelorMittal Long Products Canada to comply with this regulation.

In the mining sector, this regulation will reduce the limit for total PM from 120 to 75 grams/tonne produced for existing pelletizing plants, including ArcelorMittal Mines and Infrastructure Canada. The limit for a new plant will be 50 grams/tonne produced. The immediate financial compliance impact is CAD2 million for installation of continuous monitoring equipment. The electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensuring conformance with the new emission limit on a medium-term basis. Preliminary evaluations indicate that this project cost could be approximately CAD80 million over the next five years.

A one-year test with liquefied natural gas (“LNG”) will start in the spring of 2017. At ArcelorMittal Mines and Infrastructure Canada a total of six burners on one production line were converted to LNG with the objective of reducing the cost of GHG.

Kazakhstan

In April 2016, Kazakhstan introduced a number of amendments to the environmental code in the area of GHG emissions. Among other things, the amendments suspended provisions of the environmental code which (i) prohibit GHG emissions without obtaining a quota and (ii) regulate trading of emission quotas until January 1, 2018. Previously issued quotas and trading of quotas have also been suspended until January 2018. Pursuant to the Paris Agreement, Kazakhstan announced that it plans to achieve an economy-wide target of 15%-25% reduction in GHG emissions by 2030 compared to 1990.

 The committee of environmental control and regulations of the Ministry of Energy have put forth a proposal to cancel the procedure of obtaining special permits that allow emissions and discharges to the environment (i.e., "ecological permits"). These ecological permits are separate from the permits governing GHG emissions. As of December 31, 2016, no ecological permits had been cancelled.

The Administrative Code of Kazakhstan that came into force on January 1, 2015 increased the penalty provisions for legal entities and officials for environmental violations.  Fines were determined for exceeding the approved level of GHG emissions in the amount of five times the “monthly calculation index” for each unit of quota exceeding the permitted level.

Starting from January 1, 2016, one monthly calculation index is equal to 2,121 KZT ($6). The size of the monthly calculation index is approved by the state and re-considered annually. When deciding on the amount of the fine, the court or other authority considering the administrative offence will take into account the value of the index which was in effect at the time when the administrative proceeding was initiated. In addition to such an administrative fine, exceeding the approved level of GHG emissions may be grounds for the state to claim compensation for damages caused to the environment. However, in line with the above amendments to the environmental code, the provisions of the administrative code imposing liabilities for exceeding GHG emission quotas have been suspended until January 1, 2018.

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

Enacted at the same time, the Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (“EPML”) is the principal piece of legislation covering environmental protection and management in Liberia. The Liberian system incorporates a social impact assessment within the Environmental Impact Assessment.

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

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. Community management of forests was significantly enhanced by the enactment of the Community Rights Law with respect to Forest Lands (2009). Some territory gazette under this law is within ArcelorMittal’s concession, and access to these areas is leading to a series of test cases between this law and the Company’s Mineral Development Agreement. Some parts of the concession are also protected under the Act for the Establishment of a Protected Forest Areas Network (2003), and specifically by the subsidiary Act for the Establishment of the East Nimba Nature Reserve (2003).

With respect to land tenure, in rural areas there is a strong crossover between agriculture and forestry.  A moratorium on Public Land Sales banned all transactions involving public land and also voided any new Tribal Land Certificates (“TLC”). The 2010 Land Policy Review was silent on the validity of existing TLCs as ownership documents, although they are the first step in the chain of transfer of land from customary to individual title. In 2014, the Lands Commission suspended deals involving TLC, pending a review of their relationship to formal title deeds. The Ministry of Lands, Mines and Energy (“MLME”) reported allowing TLCs to be used as valid land ownership documentation in respect of land that had to be leased for development. They also produced guidelines for the process for valuing land for developmental rental purposes only, and these have been deployed in all concessions. So far, there has been no codification of these guidelines into law, but they are a requirement of concessionaires managed by MLME, of which ArcelorMittal is one.

Although ArcelorMittal has now suspended its proposed Project Phase 2 expansion, the various Environmental Permits already awarded set a number of stringent conditions for ongoing operations and for future project developments.  Among other things, they have necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may eventually amount to at least $70 million and overall mine closure may amount to more than $100 million.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution, environmental impact study, environmental audit,  transfer of contaminants, water management, waste management, sustainable forestry development, radioactivity control, wildlife management and environmental noise pollution control.

In addition, on June 6, 2012, Mexico issued a new General Federal Law for Climate Change and on June 7, 2013, a new Federal Law of Environmental Responsibility.  These establish the “polluter pays” principle in which the person that caused the environmental breach is responsible for restoring the environment to its pre-pollution condition and for any other administrative, economic and potentially criminal liabilities.

In January 2014, ArcelorMittal Mexico’s raw water consumption costs increased 395% due to changes in the Water Federal Rights Law. In addition, for waste water discharges, any parameter above the maximum permissible limit now generates a fine according to a volume discharge and fine factor.

In September 2016, the environmental authority proposed launching a pilot scheme to establish a carbon market based on a cap and trade system, which in the future could oblige ArcelorMittal Mexico to comply with maximum CO2 emission limits to buy carbon credits and/or invest in projects to reduce emissions and obtain carbon credits. The proposal is still under review and has not yet been finalized.

South Africa

The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and informs the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. An environmental authorization is issued pursuant to NEMA and other related environmental legislation, for example the National Environmental Management: Waste Act, 59 of 2008 (“NEM:WA”) as well as the National Environmental Management: Air Quality Act, 39 of 2004 (“NEM:AQA”)  for any projects requiring an EIA process. Furthermore, the “duty of care” principle enshrined in the NEMA Act specifies that any harm caused to the environment is a criminal offense under the terms of the NEMA. A compliance notice/directive was issued on December 7, 2015 by the Department of Environmental Affairs regarding certain operations at the Newcastle Works. The compliance notice/directive required the Newcastle Works to cease its existing practices for waste disposal at a site that allegedly was operating unlawfully and to cease sales of slag to outside companies unless proof was submitted that such companies are in possession of a waste management license. Finally, the compliance notice/directive requires Newcastle Works to conduct a study of possible environmental related impacts with regard to certain identified areas of the site.  ArcelorMittal South Africa is currently challenging the compliance notice/directive.

The NEM: WA came into effect on July 1, 2009, and applies to all waste related activities and contaminated land and replaces older legislation in this regard. NEM:AQA, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plants and 10 years to achieve standards set for new plants. ArcelorMittal South Africa’s coke making operations, in particular, but other operations as well, are affected by the implementation of this Act, and major capital expenditures are expected to be implemented over the next four years to meet the relatively strict 2020 standards.

South Africa has committed to reduce GHG emissions below business as usual by 34% by 2020 and 42% by 2025, as well as adaptation measures, as outlined in South Africa’s Intended NDC recently submitted for purposes of the Paris Agreement. A carbon tax is envisaged to be implemented during 2017 or 2018 together with complementary measures to reduce GHG emissions and effect behavioural change. In its draft carbon tax bill, the Treasury lists a number of allowances to mitigate the impact the tax would have on industries and the final design of the taxation structure is expected to be finalized during the first half of 2017.  Current expectations are that AMSA could achieve an 80% tax-free threshold with the remainder of its emissions being taxed at ZAR120/tCO2. This would equate to a financial impact of ZAR300 million per year on South Africa’s operations and will not be deductible as an expense.

Ukraine

Ukraine is expected to progressively implement EU environmental regulations and emission standards which may require significant capital expenditures in the coming years. However, as of December 31, 2016 none of the abovementioned significant EU directives and regulations had been implemented. Furthermore, there is no up-to-date legislative plan as to implementation of the EU environmental standards and requirements.

Venezuela

Industrias Unicon, C.A. (“Unicon”) is subject to various Venezuelan environmental regulations, the most important being the Organic Law for the Environment (2006) and the Criminal Law of the Environment (2012). Unicon is also subject to annual inspections by federal and regional government environmental entities, where environmental permits and uses are reviewed. Strict compliance of environmental regulations by Unicon has been verified, without any observations from these inspection bodies.  Furthermore, in 2016, Unicon at its own initiative has planted directly and indirectly more than two thousand trees in urban and suburban areas, in support of environmental initiatives by local foundations plans. Additionally, Unicon has undertaken various educational campaigns related to the protection of the environment at local schools and adjacent communities.

Health and safety laws and regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at plant sites. The database incorporates a company-wide used return-of-experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent their recurrence. A benchmarking component was deployed in 2010 and, as with any database, continues to grow in terms of content and uses over time. To monitor compliance, an auditing system has been put in place to check compliance with internal standards and with the Occupational Health and Safety Assessment Series (“OHSAS”) implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section 1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Item 16H of this annual report.

Foreign trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2016, certain countries and communities, such as Australia, Brasil, Canada, Chile, the Dominican Republic, Egypt, the Eurasian Economic Union, the European Union, the Gulf Cooperation Council, India, Indonesia, Malaysia, Mexico, South Africa, Taiwan, Thailand, Turkey, the United States of America and Vietnam, continued or launched investigations into whether to impose/continue imposing trade remedies (usually anti-dumping or safeguard measures) against injury, or the threat thereof, caused by increasing steel imports originating from various steel producing countries.

Under both international agreements and the domestic trade laws of most countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof, to a domestic industry. Although there are differences in how trade remedies are assessed, such laws have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves exporting a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) plus a reasonable amount for profit. Subsidies from governments (including, among others, grants and loans at artificially low interest rates) are similarly actionable under certain circumstances. The trade remedies available are typically (i) an antidumping duty order or suspension agreement where injurious dumping is found and (ii) a countervailing duty order or suspension agreement where injurious subsidization is found. Normally, the duty is equal to the amount of dumping or subsidization that is generally imposed on the imported product (other than in the European Union where the lesser duty rule is applied). Accordingly, such orders and suspension agreements do not prevent the importation of a product, but rather require that either the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product, irrespective of its country of origin, to protect domestic production against increased imports of that product. The remedies available for safeguard investigations are commonly safeguard duties or quotas on the imported products.

There is often a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in May 2016, the United States initiated a sunset review of duties imposed in December 2014 for hot rolled products from Russia.  In September 2016, the US Department of Commerce, in light of this sunset review, decided to continue applying those duties stating that such products from Russia posed the same dumping risks as in 2014. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds dumping or subsidization and the injury is likely to continue or recur, then the orders continue. In the case of safeguard measures enduring for greater than three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In 2016, the European Commission’s provisional antidumping duties on certain cold-rolled steel products imported from China and Russia became permanent and will remain in place for a period of five years. The European Commission also imposed provisional antidumping duties on certain hot-rolled and heavy plate steel products imported from China and certain other countries, which provisions will be reviewed for permanent application, modification or repeal in 2017. In the United States, provisional antidumping duties and countervailing duties against corrosion-resistant, hot-rolled and cold-rolled steel imports from China, Brazil and certain other countries became definitive in 2017, and the US Department of Commerce applied provisional antidumping and countervailing duties against heavy steel plate imports from China, Brazil, South Africa and certain other countries, which could become permanent in 2017. The European Commission and US Department of Commerce continue to investigate several other products, countries and markets relevant to ArcelorMittal for potential trade action.

China poses unique trade policy questions as the EU, among other regions, debates whether to grant China market economy status (“MES”) under WTO rules. MES is a critical component in determining the magnitude of trade remedies that may be applied against a country engaging in unfair trade practices. Where a country has MES, this alters the comparative price selection and cost benchmarks used to calculate the margin of the alleged dumping. While China viewed the recognition of its MES as automatic and necessary from the point of expiry of certain of its WTO accession protocols on December 11, 2016, this status was not granted  by certain regions and countries, notably the EU and the U.S. Accordingly, on December 12, 2016 China notified the WTO that it was requesting dispute consultations with both the United States and the European Union in respect of the special calculation methods used by both the United States and European Union in anti-dumping proceedings.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be the beneficiary of trade actions intended to address trade problems consistent with WTO regulations, for example in the European Union, Canada or the United States. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions, for example in India and in Mexico.

Key currency regulations and exchange controls

As a holding company, ArcelorMittal is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its ordinary shares or conduct share buy-backs. Significant cash or cash equivalent balances may be held from time to time at subsidiaries where repatriation of funds may be affected by tax and foreign exchange policies, including in Argentina, Brazil, China, Kazakhstan, South Africa and Ukraine. Such policies are briefly summarized below; however, none of these are currently significant in the context of ArcelorMittal’s overall liquidity.

Argentina

In December 2015, the newly elected Argentinian government announced initiatives to significantly relax foreign exchange controls and regulations. These measures, among other things, allow the currency to float, subject to intervention by the central bank to avoid destabilizing movements. The Argentine peso is not fully convertible and is most commonly traded as a non-deliverable forward (i.e., cash settlement at maturity based on the relative movement of the designated currency rather than the physical settlement of the designated currency at maturity), both onshore and offshore. Despite the lifting of controls, rules on the repatriation of export receipts remain unchanged in respect of the conversion of 100% of foreign exchange revenue into Argentine pesos. Access to the foreign exchange markets for the payment of dividends does not require authorization from the central bank, only the completion of certain legal and administrative procedures.

Brazil

The central bank of Brazil operates a managed floating foreign exchange regime, although intervention has become more regular in recent years. The Brazilian real is fully deliverable onshore (i.e., physical settlement of the designated currency at maturity), but is non-deliverable offshore. With proper documentation, the repatriation of registered invested capital and remittance of profits do not require prior approval from the central bank of Brazil. Profits can be freely remitted as dividends or as interest on capital to foreign shareholders or portfolio investors.

China

China’s foreign exchange regime has recently undergone significant liberalization. The People’s Bank of China (“PBOC”) maintains the Chinese renminbi in a managed float with reference to a basket of currencies. The CNY, which refers to the Chinese renminbi on the onshore market, is partially convertible and has a non-deliverable offshore market. All transactions involving foreign exchange are strictly controlled by the State Administration of Foreign Exchange. The CNH, which is the Chinese renminbi traded offshore, became deliverable in Hong Kong in July 2010. The CNH can generally be transferred freely between offshore accounts and interaction with the onshore market is growing, although transfers of CNH from Hong Kong to onshore China are subject to regulations and approval by the PBOC.

Kazakhstan

In August 2015, the National Bank of Kazakhstan devalued the Kazakhstan tenge and introduced a free-floating exchange rate. The National Oil Fund has begun conducting open market operations to finance economic programs, hence the current exchange rate regime may be best described as a managed float. Liquidity in foreign exchange markets is limited and mainly non-deliverable forwards are traded on offshore markets. There are no restrictions on tenge convertibility, but domestic legal entities must state their reasons for buying foreign currency and may only trade with authorized banks.

South Africa

The South African Reserve Bank operates a managed floating foreign exchange regime. The South African rand (“ZAR”) is deliverable and largely convertible and the reserve bank is gradually relaxing exchange controls. Since January 1, 2014, companies may apply for approval to establish a holding company to hold their offshore investments. Subject to certain conditions, listed companies may place ZAR 2 billion per annum on such holding companies that can be transferred offshore without exchange control approval, and unlisted companies may transfer ZAR 1 billion per year.

Ukraine

The National Bank of Ukraine is responsible for the country’s monetary policy. The exchange rate system is highly regulated and only deliverable forwards are allowed on the onshore market. On the offshore market, only non-deliverable forwards are allowed, but liquidity is very limited. Since August 2016, foreign investors are entitled to repatriate profit, income or other funds relating to investments without any restrictions, after the payment of applicable taxes. Except for payments of 2014 and 2015 dividends, which were allowed subject to certain restrictions, there is a ban on the remittance of funds to foreign investors through the payment of dividends on securities traded on the stock exchange, a decrease in share capital or the exit of foreign investors from domestic legal entities.

Venezuela

Venezuela’s foreign exchange regime has been characterized by governmental devaluation and sudden legislative change. Most recently, Venezuela featured two controlled exchange systems for the Bolivar, its official currency: SIMADI, which was available to public and private companies and individuals, and SICAD, which was a public “bidding” system for eligible participants purchasing certain imports. In the first quarter of 2016, the Venezuelan government announced the elimination of the SICAD rate and the free float of the SIMADI rate, before later announcing the replacement of the SIMADI rate with two new exchange systems: DIPRO, which is fixed at a rate of 10 Bolivares per 1 U.S. dollar and is used primarily for priority food and medicine sectors, and DICOM, which is allowed to float freely and applies for most other sectors. The DICOM rate was originally set at 206 Bolivares per 1 U.S. dollar on March 10, 2016, before falling to 674 Bolivares per 1 U.S. dollar at December 31, 2016.

The Company translated its Venezuelan operations at the SICAD rate in 2014 and 2015 (13.5 Bolivares per 1 U.S. dollar as of December 31, 2015), before adopting the DICOM rate, effective January 1, 2016. As a result of this change, ArcelorMittal’s net investment in its Venezuelan operations Unicon decreased from $628 million to $43 million on January 1, 2016, and amounted to $48 million at December 31, 2016. For the Company’s analysis of the translation effect of the rate applied to its Venezuelan operations, see note 2.2.2 to the consolidated financial statements.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

ArcelorMittal’s business with customers in Iran

In 2016, ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products for the consumer and construction sector, and flat steel products for packaging uses and the automotive sector.  ArcelorMittal’s subsidiary ArcelorMittal International FZE in Dubai (“AMID”) sold such steel products to customers in Iran, generating $388 million in revenue in 2016. AMID sells to trading companies, most of which are based in Dubai and some of which are owned by Iranian nationals, that export and ship the products to stockists (i.e., wholesalers) and fabricators in Iran which, to the best of ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries. Following the significant easing of UN, EU and U.S. secondary sanctions on January 16, 2016 (“Implementation Day”) in accordance with the Joint Comprehensive Plan of Action (“JCPOA”), AMID has started direct sales of commodity grade long and flat steel products to Iranian companies in Iran involved in the construction and consumer goods industries, amounting to 12.3% of AMID’s 2016 sales in Iran. AMID also resumed sales of API grade slab products for use in the energy and petrochemicals sector. ArcelorMittal intends to continue the above described AMID business in compliance with applicable sanction laws in 2017.

 In 2016, ArcelorMittal’s Europe segment sold coated flat products, alloy steel plates and stay cable strands both directly and indirectly for projects in Iran. These activities generated $5.8 million in revenue with a profit of $0.8 million; ArcelorMittal’s Europe segment intends to continue this business in light of the changes to the sanctions regime on Implementation day. ArcelorMittal’s Europe segment has made sales of flat coated and non-coated products to Iran Khodro & Renault Pars generating sales of $1.7 million. According to press reports and other public information, these companies may have links to the Iranian Government. ArcelorMittal’s Europe segment has also made sales of cable stay to a European construction company for use in a bridge project for the Municipality of Shiraz for $0.4 million. ArcelorMittal Europe intends to continue this business.

To the best of the Company’s knowledge, none of the above sales have gone to any sanctionable end-uses or end users. No U.S. affiliate or persons are involved in these sales, and they are not conducted in U.S. dollars.

ArcelorMittal continues to monitor developments in this area, especially in the light of the JCPOA and the potential for “snap-back,” or re-imposition of sanctions as a result of an alleged breach of the JCPOA, and will determine whether and to what extent they affect its business with Iranian customers as currently conducted and intended to be conducted. ArcelorMittal intends to comply with applicable restrictions and to prevent any sales prohibited or sanctionable under U.S. or EU law, and has procedures and systems in place to ensure compliance with these restrictions and prohibitions. However, ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework, significant direct U.S. sanctions and some U.S. secondary sanctions against Iran remain, and despite its governance, compliance policies and procedures and continuous efforts to comply with all applicable sanctions regimes, its systems and procedures may not always prevent the occurrence of violations which may lead to regulatory penalties or cause reputational harm to operating subsidiaries, joint ventures or associates. See “Item 3.D—Key information—Risk factors.”

Iran-related activities of ArcelorMittal affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions.

HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder of ArcelorMittal holds a 48.99% stake, owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012.

HMEL has made payment of $63 million (in euro equivalent) during 2016 in respect of these purchases.

Between 2013 and 2015, HMEL did not initiate further purchases of crude oil from the NIOC. HMEL resumed its purchases from the NIOC in 2016 after most sanctions on Iran were lifted. HMEL entered into a term contract for 6 million barrels to be purchased between June 2016 and March 2017. Out of this amount, HMEL had purchased approximately 4 million barrels of crude oil in four parcels through December 2016. Payments in euro equivalent of $88.7 million for these purchases were made during 2016 and a balance of $97 million is outstanding.

HMEL made no sales of refined products to Iran.

HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. HMEL cannot determine with certainty the amount of its revenue or profit in 2016 that were related to crude oil purchased from the NIOC.

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

Reportable segments

ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities: NAFTA, Brazil, Europe, ACIS and Mining.

NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate and are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging and appliances. Flat product facilities are located at seven integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at five integrated and mini-mill sites located in three countries. In 2016, shipments from NAFTA totaled 21.3 million tonnes.

Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets, blooms and wire drawing. In 2016, shipments from Brazil totaled 10.8 million tonnes.

Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Flat product facilities are located at 14 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing.  Long product facilities are located at 14 integrated and mini-mill sites in eight countries. In addition, Europe includes downstream solutions, which provides primarily distribution of long and flat products as well as value-added and customized steel solutions through further processing to meet specific customer requirements. In 2016, shipments from Europe totaled 40.2 million tonnes.

ACIS produces a combination of flat, long and tubular products. It has five flat and long production facilities in three countries. In 2016, shipments from ACIS totaled 13.3 million tonnes, with shipments having been made worldwide.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, Africa and CIS. In 2016, iron ore and coal production from own mines totaled approximately 55.2 million tonnes and 6.3 million tonnes, respectively.

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

	Facility	Number of facilities	Capacity (in million tonnes per year)[1]	Production in 2016 (in million tonnes)[2]
	Coke Oven Battery	69	32.8	25.4
	Sinter Plant	32	95.8	68.5
	Blast Furnace	56	94.1	71.0
	Basic Oxygen Furnace (including Tandem Furnace)	71	101.7	75.8
	DRI Plant	13	9.4	6.1
	Electric Arc Furnace	36	28.8	16.6
	Continuous Caster—Slabs	46	90.7	62.5
	Hot Rolling Mill	22	76.1	52.5
	Pickling Line	35	36.3	18.9
	Tandem Mill	37	41.4	27.6
	Annealing Line (continuous / batch)	53	20.8	11.3
	Skin Pass Mill	35	20.7	9.4
	Plate Mill	11	6.7	2.8
	Continuous Caster—Bloom / Billet	38	34.0	23.0
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.1
	Billet Rolling Mill	3	2.6	1.7
	Section Mill	28	14.6	8.9
	Bar Mill	24	9.1	5.6
	Wire Rod Mill	19	12.5	8.2
	Hot Dip Galvanizing Line	58	20.7	17.1
	Electro Galvanizing Line	12	2.2	1.0
	Tinplate Mill	16	3.4	2.1
	Tin Free Steel (TFS)	1	0.3	0.1
	Color Coating Line	18	2.8	1.9
	Seamless Pipes	8	0.9	0.3
	Welded Pipes	61	3.1	1.0

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

	NAFTA			Crude Steel

	Unit	Country	Locations	Production in 2016 (in million tonnes)[2]	Type of plant	Products
	ArcelorMittal USA	USA	Warren, OH	n/a	Coke-Making	Coke
	ArcelorMittal USA	USA	Monessen, PA	n/a	Coke-Making	Coke
	ArcelorMittal USA [3]	USA	East Chicago, IN	4.5	Integrated	Flat
	ArcelorMittal USA	USA	Burns Harbor, IN	4.4	Integrated	Flat
	ArcelorMittal USA	USA	Cleveland, OH	3.2	Integrated	Flat
	ArcelorMittal USA	USA	Riverdale, IL	0.7	Integrated	Flat
	ArcelorMittal USA	USA	Coatesville, PA	0.4	Mini-mill	Flat
	ArcelorMittal USA	USA	Columbus, OH	n/a	Downstream	Flat
	I/N Tek	USA	New Carlisle, IN	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Conshohocken, PA	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Weirton, WV	n/a	Downstream	Flat
	ArcelorMittal USA	USA	Gary, IN	n/a	Downstream	Flat
	Double G	USA	Jackson, MS	n/a	Downstream	Flat
	ArcelorMittal Dofasco	Canada	Hamilton	3.5	Integrated, Mini-mill	Flat
	ArcelorMittal Mexico	Mexico	Lázaro Cárdenas	1.8	Mini-mill	Flat
	ArcelorMittal Long Products Canada	Canada	Contrecoeur East, West	2.0	Mini-mill	Long/ Wire Rod, Bars, Slabs
	ArcelorMittal USA [4]	USA	Steelton, PA	0.2	Mini-mill	Long/ Rail
	ArcelorMittal USA [1]	USA	Vinton, TX	-	Mini-mill	Long/ Rebar
	ArcelorMittal USA [1]	USA	LaPlace, LA	0.1	Mini-mill	Long/ Sections
	ArcelorMittal USA [1]	USA	Harriman, TN	n/a	Downstream	Long/ Sections
	ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	1.3	Integrated, and Downstream	Long/ Bar, Wire Rod
	ArcelorMittal Tubular Products	Canada	Brampton	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	London	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	Woodstock	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Canada	Hamilton	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	USA	Shelby	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	USA	Marion	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products	Mexico	Monterrey	n/a	Downstream	Pipes and Tubes

1	These U.S. long unit facilities were sold in 2016. See note 2.3 to the consolidated financial statements.
2	Note: n/a = not applicable (no crude steel production).
3	Indiana Harbor (East and West).
4	As of December 31, 2016, Steelton remains classified as held for sale.

ArcelorMittal Dofasco

ArcelorMittal Dofasco (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant uses both integrated and EAF-based steelmaking processes. Its products include hot-rolled, cold-rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets.

ArcelorMittal USA

ArcelorMittal USA mainly produces flat products and has a smaller presence in long products. The steelmaking facilities for flat products are located at Indiana Harbor, Burns Harbor, Cleveland, Riverdale and Coatesville.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind. and benefits from Great Lakes shipping as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet and hot dip galvanized sheet for use in automotive, appliance, service center, tubular, strip converters and contractor applications.

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

ArcelorMittal Mexico

ArcelorMittal Mexico produces higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. ArcelorMittal Mexico utilizes direct reduced iron as its primary metallic input for virtually all of its production. The facility is located in Lazaro Cardenas in the Michoacán state by the Pacific coast and is highly accessible by ocean and rail.

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

ArcelorMittal Long Products Canada

ArcelorMittal Long Products Canada is the largest mini-mill in Canada and has the flexibility to use either DRI or scrap, depending on their respective economics. It produces wire rods, wire products and bars, primarily sold in Canada and the United States and principally serves the automotive, appliance, transportation, machinery and construction industries. It also produces slabs that are used within ArcelorMittal.

	BRAZIL			Crude Steel

	Unit[2]	Country	Locations	Production in 2016 (in million tonnes)[1]	Type of Plant	Products
	Sol	Brazil	Vitoria	n/a	Coke-Making	Coke
	ArcelorMittal Tubarão	Brazil	Vitoria	7.0	Integrated	Flat
	ArcelorMittal Vega	Brazil	São Francisco do Sul	n/a	Downstream	Flat
	ArcelorMittal Brasil	Brazil	João Monlevade	1.2	Integrated	Long/ Wire Rod
	Acindar	Argentina	Villa Constitucion	1.0	Mini-mill	Long/ Wire Rod, Bar
	ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica,	1.9	Mini-mill	Long/ Bar, Wire Rod
	ArcelorMittal Costa Rica	Costa Rica	Costa Rica	n/a	Downstream	Long/ Wire Rod
	Industrias Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	n/a	Downstream	Pipes and Tubes

1	Note: n/a = not applicable (no crude steel production)
2	AM Point Lisas was permanently idled in April 2016 with no production during 2016.

ArcelorMittal Brasil

ArcelorMittal Brasil produces both flat and long steel products. Flat products are manufactured at ArcelorMittal Tubarão and ArcelorMittal Vega. Its products include slabs, hot-rolled coil, cold-rolled coil and galvanized steel, and serve customers in automotive, appliances, construction, and distribution segments. The Tubarão complex uses the integrated steelmaking route to produce slabs and further rolled to hot-rolled coils and is strategically located with access to Praia Mole Marine Terminal, road and railway systems. The Vega facility has cold-rolling and coating facilities and easy access to the port of São Francisco do Sul.

ArcelorMittal Brasil’s long products include wire rod and wire, merchant bars and rebars, for use in civil construction, industrial manufacturing, agricultural and distribution sectors. It produces transformed products including, among others, welded mesh, trusses, pre-stressed wire, annealed wire and nails. It also operates an extensive distribution network across the country selling to retail customers. It also owns interests in two subsidiaries, Belgo Bekaert Arames Ltda. (BBA), which manufactures wire products for agricultural and industrial end-users, and Belgo-Mineira Bekaert Artefatos de Arame Ltda. (BMB), which produces steel cords used in tire industry. ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and to exchange for pig iron with local producers.

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

	EUROPE			Crude Steel

	Unit	Country	Locations	Production in 2016 (in million tonnes)[2]	Type of Plant	Products
	ArcelorMittal Bremen	Germany	Bremen, Bottrop	3.6	Integrated	Flat
	ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	1.9	Integrated	Flat
	ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	5.3	Integrated and Downstream	Flat
	ArcelorMittal Atlantique & Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	6.1	Integrated and Downstream	Flat
	ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	3.4	Integrated and Downstream	Flat
	ArcelorMittal Galati	Romania	Galati	2.2	Integrated	Flat
	ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	4.2	Integrated and Downstream	Flat, Long, Rails, Wire Rod
	ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	5.0	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
	ArcelorMittal Sestao[1]	Spain	Bilbao	0.1	Mini-mill	Flat
	ArcelorMittal Sagunto	Spain	Sagunto	n/a	Downstream	Flat
	ArcelorMittal Piombino	Italy	Avellino, Piombino	n/a	Downstream	Flat
	ArcelorMittal Dudelange	Luxembourg	Dudelange	n/a	Downstream	Flat
	ArcelorMittal Skopje	Macedonia	Skopje	n/a	Downstream	Flat
	ArcelorMittal Tallinn	Estonia	Tallinn	n/a	Downstream	Flat
	Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	0.4	Mini-mill and Downstream	Flat
	ArcelorMittal Ostrava	Czech Republic	Ostrava	2.4	Integrated	Flat, Long
	ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	2.2	Mini-mill	Long/ Sections, Sheet Piles
	ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	n/a	Mini-mill	Long/ Sections, Rails, Rebars, Bars & Special Sections

1

The Sestao facility was idled in February 2016 but restarted in September 2016 supported by a new business model, based on the production of specialty steels only: special grades, low thicknesses or restricted tolerances.

2	n/a = Not applicable (no crude steel production)

	EUROPE (continued)			Crude Steel

	Unit	Country	Locations	Production in 2016 (in million tonnes)[1]	Type of Plant	Products
	ArcelorMittal Gipuzkoa [2]	Spain	Olaberría, Bergara and Zumárraga	1.1	Mini-mill	Long/ Sections, Wire Rod, Bar
	ArcelorMittal Zaragoza [3]	Spain	Zaragoza	0.4	Mini-mill	Long/ Light Bars & Angles
	ArcelorMittal Gandrange	France	Gandrange	n/a	Downstream	Long/ Wire Rod, Bars
	ArcelorMittal Warszawa	Poland	Warsaw	0.6	Mini-mill	Long/ Bars
	ArcelorMittal Hamburg	Germany	Hamburg	1.0	Mini-mill	Long/ Wire Rods
	ArcelorMittal Duisburg	Germany	Ruhrort	1.3	Integrated	Long/ Billets, Wire Rod
	ArcelorMittal Hunedoara	Romania	Hunedoara	0.3	Mini-mill	Long/ Sections
	Sonasid	Morocco	Nador, Jorf Lasfar	0.4	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
	ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	0.8	Mini-mill / Integrated	Long/ Wire Rod, Bars
	ArcelorMittal Tubular Products Galati SRL	Romania	Galati	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Roman SA	Romania	Roman	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Ostrava a.s.	Czech Republic	Ostrava	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Kraków	Poland	Krakow	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Hautmont	France	Hautmont	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Vitry	France	Vitry	n/a	Downstream	Pipes and Tubes
	ArcelorMittal Tubular Products Chevillon	France	Chevillon	n/a	Downstream	Pipes and Tubes

1	n/a = Not applicable (no crude steel production)
2	The Zumárraga facility has been temporarily suspended since March 2016.
3	The Zaragoza facility was sold in the third quarter of 2016.

ArcelorMittal Atlantique & Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique & Lorraine, which is wholly-owned by ArcelorMittal France. ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized and color-coated coils.  ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique & Lorraine. The Florange site supplies the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

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

In 2012, ArcelorMittal and the French government reached an agreement following which the liquid phase was idled without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology. The social measures terminated at the end of 2015 after the retirement of the employees concerned. ArcelorMittal continues to incur costs for securing the idled tools and of the €160 million committed investment, €140 million had been invested in the Florange site as of December 31, 2016.

The site of Basse-Indre is specialized in packaging activities. Its pickling line and cold-rolling mill are both idled since April 2014.

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

ArcelorMittal Liège

The primary facilities of ArcelorMittal Liège upstream are located in two main plants along the Meuse River. The finishing facilities of ArcelorMittal Liège are located south of Liège. On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold-rolling flows in Tilleur, (iii) galvanizing lines #4 and #5 in Flemalle and (iv) electro galvanizing lines HP3 and #4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

On December 7, 2013, ArcelorMittal Liège agreed to the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. Pursuant to the agreed industrial plan, six lines will be maintained: five strategic lines and the hot-dip galvanizing line #5. ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace #6, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program (€16 million remaining as of December 31, 2016). ArcelorMittal also confirmed that R&D work will continue in Liège.

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

ArcelorMittal España’s Gijón coke plant is idled. On September 23, 2015, ArcelorMittal announced the investment of over €100 million in the refurbishment of the coke oven batteries in Gijón. The main part of the approved investment will be focused on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work started in 2016 and the coke oven batteries are expected to reach full capacity in 2019.

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland. ArcelorMittal Poland’s Zdzieszowice coke plant produces and supplies coke to ArcelorMittal subsidiaries and third parties.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long and flat products such as slabs, billets, blooms, sections, sheet piles, rails up to 120 meters long, railway accessories, mining supports sections, hot-rolled coils, sheets and strips, cold-rolled coils, sheets and strips, galvanized coils and sheets, wire-rods and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Eisenhüttenstadt

ArcelorMittal Eisenhüttenstadt is situated on the Oder river near the German-Polish border, 110 kilometers southeast of Berlin. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant. A small blast furnace with approximately 0.5 million tons of capacity has been temporarily idled since November 2011, it was restarted in the end of February 2015 and has been operated all through the year 2016. The facility is currently running in a two blast furnace operation mode.

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

ArcelorMittal Ostrava’s product range includes slabs, billets, blooms, sections, rebars, wire rod, mining supports sections, hot-rolled coils, sheets and strips, electric steel (GO/NGO) and cold-rolled coils. Products are mainly sold in the domestic Czech market and other EU member states.

ArcelorMittal Galati

ArcelorMittal Galati produces plates, hot-rolled coils, cold-rolled coils and galvanized products, which are sold mainly in the Romanian, Turkish, Balkan and European markets.

The International Court of Arbitration from Paris in October 2015 decided that the Company fulfilled all its technological and environmental investment obligations under the purchase agreement signed with the Romanian privatization body. Consequently, the conditions for the release of the share pledge for a portion of ArcelorMittal

Galati shares which secured the original capital expenditure commitment have been fulfilled. The privatization authority issued a confirmation for the release of the pledge and it was registered in November 2016.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles which are sold to the local European construction market as well as for export. During 2015, ArcelorMittal Belval & Differdange revamped the finishing area of its sheet pile rolling facility in Belval. In 2016 ArcelorMittal Belval & Differdange took over the operational activity of ArcelorMittal Rodange & Schifflange. With its Rodange facilities it produces also a wide range of rails, special sections and heavy angles.

ArcelorMittal Hamburg

ArcelorMittal Hamburg produces billet and high quality wire rod and its production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gipuzkoa

The Olaberría facility’s production is sold to the local construction market as well as for export, while the Bergara facility’s production is sold primarily to the local European construction market.  The Zumárraga facility’s production (which was primarily sold to the cold drawing markets as well as to the forging, construction and grinding balls (mining) markets) was temporarily suspended in March 2016.

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

During the course of 2016, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, France, Luxembourg, Germany, Austria, Serbia, Bulgaria, Croatia, Czech Republic and Romania.

	ACIS			Crude Steel

	Unit	Country	Locations	Production in 2016 (in million tonnes)[1]	Type of plants	Products
	ArcelorMittal Temirtau	Kazakhstan	Termitau	3.9	Integrated	Flat, Long, Pipes and Tubes
	ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	6.3	Integrated	Long
	ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Pretoria	4.6	Integrated Mini-mill Downstream	Flat, Long, Pipes and Tubes
	JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	n/a	Downstream	Pipes and Tubes
1	Note: n/a = not applicable (no crude steel production).

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and its common shares are listed on the JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal South Africa has three main steel production facilities, namely Vanderbijlpark, Newcastle and Saldanha located close to a deep water port which is supported by a metallurgical by-products division (Coke and Chemicals). ArcelorMittal South Africa has a diversified range of products and includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 80% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells into Asia and has minor tonnages into Europe and the Americas.

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

In addition, ACIS includes ArcelorMittal International (“AMI”), the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal’s expansion in emerging markets. Organized in seven clusters with sales offices in 34 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to ArcelorMittal’s upstream partners.

Mining
Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines and Infrastructure Canada	Canada	Mt Wright and Port Cartier, Qc	85	Iron Ore Mine (open pit), railway and port	Concentrate and pellets
Baffinland	Canada	Baffin Island, Nunavut	44.5	Iron Ore Mine (open pit)	Lump and fines
Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Mexico Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Mexico Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump

ArcelorMittal Kryvyi Rih	Ukraine	Kryvyi Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekepa	85	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal

ArcelorMittal’s mining segment has production facilities in North and South America, Europe, Africa and CIS. The table above provides an overview by type of facility of ArcelorMittal’s principal mining operations.

Iron Ore

ArcelorMittal Mines and Infrastructure Canada

ArcelorMittal Mines and Infrastructure Canada is a major Canadian producer of iron ore concentrate and several types of pellets. It holds mineral rights over 35,086 hectares of land in the province of Québec, Canada. ArcelorMittal Mines and Infrastructure Canada operates a Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines and Infrastructure Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. ArcelorMittal Mines and Infrastructure Canada owns mineral rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright from which approximately 8.9 million tonnes of crude ore were transported by rail to the Mont-Wright concentrator in 2016. Fire Lake was previously a seasonal operation and has been operating year-round since 2014. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines and Infrastructure Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mineral rights. The property began operating in 1976.

The expiration dates of the mining leases range from 2017 to 2033. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide, massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 26 million tonnes of concentrate per year. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 10.2 million tonnes of pellets. The mine produced 9.9 million tonnes of pellets and 15.1 million tonnes of concentrate in 2016.

Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.

Baffinland (Canada)

ArcelorMittal owns 44.5% and is joint operator of Baffinland. Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle, on north Baffin Island, in the Qikiqtani Region of Nunavut, Canada, approximately 1,000 kilometers (620 miles) northwest of Iqaluit, the capital of Nunavut, and consists of eleven high grade deposits.

Baffinland’s total mineral tenures (including leases, mineral claims and exploration rights) cover an area of approximately 233,500 hectares (577,000 acres). Of this approximately 1% is subject to mining leases (being leased claims under the Nunavut Mining Regulations), 78% is covered by mineral claims (being recorded claims under the Nunavut Mining Regulations) and the rest by exploration rights.

Baffinland’s mineral properties include three mining leases granted by the Government of Canada. These properties are classified in numbered deposits. Deposit No. 1 is located on Mining Lease L-2484 at the Mary River site, and is currently in production. Deposit Nos. 2 and 3 are located on Mining Lease L-2485, also at the Mary River site, but production efforts are focused at Deposit No. 1.  Deposit No. 4 is located on Mining Lease L-2483, approximately 27 kilometers northwest of Deposit No. 1. These three mining leases were initially granted in 1971 to cover a total area of 1,593 hectares (3,937 acres). The leases were renewed by the Government of Canada in 2013 for an additional period of 21 years and can be renewed in perpetuity, subject to meeting certain renewal conditions, customarily contained in federal mining leases in Canada.

Seven additional deposits, referred to as Deposit Nos. 5 through 11, are located within our mineral tenures.  Baffinland also holds exploration rights in the north Baffin Island region. Its mining tenures consist of the  three mining leases (being mining leases of surveyed mineral claims granted by the Government of Canada and currently administered under the Nunavut, formerly Canadian, Mining Regulations), mineral claims (staked mineral claims and recorded claims under the Nunavut Mining Regulations and issued by the Government of Canada) and mining exploration rights granted by an Exploration Agreement signed with the Nunavut Tunngavik Inc. (“NTI”), an Inuit organization created pursuant to administrate its rights granted under the Nunavut Land Claims Agreement (“NLCA”), enacted on May 25, 1993.

Baffinland is also required to lease surface rights from the Qikiqtani Inuit Association (“QIA”), another Inuit organization created pursuant to the NLCA, for areas that covered the Company’s development infrastructure that is dominantly located on Inuit Owned Lands.

Baffinland’s infrastructure (in which it has invested close to $800 million) includes the mine and quarries, a port and ship-loading system, an airport, several lodging complexes, fuel farms, power plants, a 100 kilometer (60 mile) road, maintenance buildings and warehouses. In 2016, Baffinland produced 3.2 million tonnes of iron ore.  Baffinland’s iron ore is shipped mainly to customers in Europe.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.

ArcelorMittal Minorca holds mineral rights on 2800 acres and in addition to this owns 13,210 acres and leases 550 acres of additional land to support the operation located approximately three kilometers north of the town of Virginia in the northeast of Minnesota accessible by road and rail. The Minorca Mine controls through leases all the mineral and surface rights needed to mine and process its estimated 2016 iron ore reserves. The expiration dates of the mining leases range from 2035 to 2041. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.8 million metric tonnes of taconite pellets in 2016. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mineral rights over 8,009 acres in 35 contiguous mineral leases, is located north of Hibbing with a processing facility six kilometers from Hibbing in the northeast of Minnesota accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA, Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls through leases all of the mineral and surface rights needed to mine and process its estimated 2016 iron ore reserves. The expiration dates of the mining leases range from 2017 to 2056. These leases can be renewed through negotiations with the mineral owners. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 8.3 million metric tonnes of taconite pellets in 2016 (of which 62.3% is ArcelorMittal’s share).

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

Peña Colorada

Consorcio Minero Benito Juarez Peña Colorada, S.A. de C.V. (Peña Colorada) holds mineral rights over 99,188 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company.

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

The Peña Colorada pelletizing facility produced 2.9 million tonnes of pellets in 2016. Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Mexico, as well as to Ternium’s steel plants, by ship and by rail.

In 2014, Peña Colorada started an investment project that is focused on the increase of the capacity of crushing and grinding systems to restore the concentrate production level to 4.5 million tonnes per year. The new plants began operations in December 2016. The ramp up period will be carried out during the first quarter of 2017, reaching full capacity in the first half of 2017.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mineral rights over 1,053 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

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

The El Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005. The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations resumed without interruption from 2010 until October 2015. In the fourth quarter of 2015, the El Volcan operations were temporarily suspended due to weak market conditions. The El Volcan operations will resume in the first quarter of 2017 for the remainder of 2017, as a result of a revised mine plan in light of improved price conditions. The iron mineralization includes magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment.

Las Truchas

ArcelorMittal holds mineral rights over 52,473 hectares. The Las Truchas mine is located approximately 27 kilometers southeast of the town of Lázaro Cárdenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2044 to 2059.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregate 2016 production of concentrate, lumps and fines totaled 1.4 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lázaro Cárdenas.

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

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brasil holds mineral rights over the central claims of the Andrade deposit of over 28,712,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2016, the Andrade mine produced 1.5 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013 a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mineral rights over the central and east claims of the Serra Azul deposit over 5,505,400 square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais State of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2016, ArcelorMittal Mineração Serra Azul produced 1.6 million tonnes of lumps and sinter fines.

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

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51% owned by ArcelorMittal. ArcelorMittal Prijedor holds mineral rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2016 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2016, ArcelorMittal Prijedor produced 1.8 million tonnes of aggregated lumps and fines.

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

ArcelorMittal Kryvyi Rih

ArcelorMittal Kryvyi Rih (“AMKR”) holds mineral rights to support its operations located roughly within the limits of the city of Kryvyi Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 1,301 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk. The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced 9.0 million tonnes of concentrate in 2016, known as the Kryvyi Rih open cast, and an underground mine with production of 0.9 million tonnes of lump and sinter feed in 2016, known as the Kryvyi Rih underground mine. Operations began at the Kryvyi Rih open cast in 1959 and at the Kryvyi Rih underground mine in 1933.  ArcelorMittal acquired the operations in 2005.

The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2017 to 2021, while the expiration of the land lease agreements ranges from 2060 to 2061.

The iron ore extracted from the Kryvyi Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryvyi Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryvyi Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2016 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

ArcelorMittal Temirtau (Lisakovsk, Kentobe, Atasu, Atansore - iron ore)

ArcelorMittal Temirtau has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2016 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 0.7 million tonnes of concentrate in 2016. The mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Prometey 2003 and Sarbai MES KEGOK.

Kentobe is an open pit operation, initially started in 1994 and acquired by ArcelorMittal in 2001, located about 300 kilometers southeast of Temirtau, with production of 0.5 million tonnes of concentrate in 2016. Clearance for extension of the existing subsoil agreement until 2026 was given by Kazakhstan Ministry of innovation and development and signing of addendum to the agreement is in process. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2016 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.8 million tonnes of lump and fines in 2016. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980.  Underground operations commenced in 1976. ArcelorMittal acquired the mine in 2003. The existing subsoil agreement expires in 2026. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.5 million tonnes of concentrate and fines in 2016. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal Liberia Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia, has been mining ‘direct shipping ore, or DSO’ from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia since June 2011. AML signed a Mineral Development Agreement (“MDA”) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 516 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use, operate and maintain the Buchanan to Yekepa railroad and the Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (DSO) are mined. This ore only requires crushing and screening to make it suitable for export. The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2016 was at 2.1 million tonnes. Drilling for DSO orebody extensions commenced in late 2015 and in 2016 the operation has been right sized to 3 million tonnes to focus on its ‘natural’ Atlantic markets.

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

The combined production of the mines in 2016 was 1.8 million tonnes of washed and directly shippable coal.

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

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryvyi Rih in Ukraine, and to external customers in Russia and China. In 2016, the Karaganda Coal Mines produced 4.5 million tonnes of metallurgical coal and approximately 1.0 million tonnes was consumed by the Temirtau steel operations.

Capital Expenditure Projects

The Company’s capital expenditures were $2.4 billion, $2.7 billion and $3.7 billion for the years ended December 31, 2016, 2015, and 2014, respectively. The following tables summarize the Company’s principal investment projects involving significant capital expenditure completed in 2016 and those that are currently ongoing.

Completed projects in most recent quarters
Region	Site	Project	Capacity / particulars	Actual completion	Note #
NAFTA	AM/NS Calvert	Phase 1: Slab yard expansion – Expansion of Bay 4 and minor installations for Bay 5	Increase coil production level up to 4.6 million tonnes/year coils	Q1 2016	4
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4 million tonnes/year for bars for civil construction	Q1 2016	7
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	New caster at No.3 Steel shop installed	Q4 2016	3

Ongoing Projects					5
Region	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Indiana Harbor	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing and logistics	2018	3
NAFTA	AM/NS Calvert	Phase 2: Slab yard expansion (Bay 5)	Increase coil production level from 4.6 million tonnes/year to 5.3 million tonnes/year coils	2017	4
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160 thousand tonnes galvalume and 128 thousand tonnes galvanize and closure of galvanize line #1 (capacity 170 thousand tonnes of galvalume)	Q2 2017	2
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9 million tonnes/year	Q1 2017	6
		HDG increase	Increasing HDG capacity by 0.4 million tonnes/year	Q1 2017	6
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace	Increase ~400 thousand tonnes in Ultra High Strength Steel capabilities	2017
		Liège: Annealing line transformation
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6 million tonnes/year and cold rolling (CR) capacity by 0.7 million tonnes/year	On hold
Brazil	Juiz de Fora (Brazil)	Melt shop expansion	Increase in melt shop capacity by 0.2 million tonnes/year	On hold	1
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year;	On hold	1
			Sinter feed capacity of 2.3 million tonnes/year
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review	8

1

During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which is expected to be completed in two phases with the first phase focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and an increase in Juiz de Fora rebar production from 50,000 to 400,000 tonnes per year and an increase in melt shop capacity by 200,000 tonnes. Though the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, and Juiz de Fora melt shop is expected to be completed in 2017, the Company does not expect to increase shipments until domestic demand improves. A decision regarding the execution of the second phase of the project (for upstream facilities) will be taken at a later date.

2

During the third quarter of 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660 thousand tonnes per year ("ktpy")) at Dofasco. Upon completion of this project, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit operating income through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

3

In support of the Company’s Action 2020 plan that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now underway, which has resulted in structural changes required to improve asset and cost optimization. The plan involves idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (expected to be idled in 2017) while making further planned investments totaling approximately $200 million including a new caster at No.3 steel shop (completed in Q4 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing and logistics. The project is expected to be completed in 2018.

4

On September 16, 2014, ArcelorMittal, in partnership with joint venture partner Nippon Steel & Sumitomo Metals Corporation (NSSMC), announced a $40 million slab yard expansion project to increase AM/NS Calvert’s slab staging capacity and efficiency. The existing hot strip mill consists of three bays with the capacity to stage around 335,000 tonnes of incoming slabs, significantly less than the staging capacity required to achieve the 5.3 million tonnes target. The slab yard expansion will include the addition of overhead cranes, along with foundation work and structural steel erection, to increase the staging and storage capacity in an effort to achieve the hot strip mill’s full capacity. The project was completed in the first half of 2016. At the same time, the Company announced an additional investment in the facility’s existing number four continuous coating line, which will significantly increase ArcelorMittal’s North American capacity to produce press hardenable steels, Usibor®, a type one aluminum-silicon coated (Al Si) high strength steel and one of the strongest steels used in automotive applications.

5

Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

6

On July 7, 2015, ArcelorMittal Poland announced it was restarting preparations for the relining of blast furnace No. 5 in Krakow, which has now been completed during 3Q 2016. Total investments in the primary operations in the Krakow plant will amount to PLN 200 million (more than €40 million), which also includes modernization of the basic oxygen furnace No. 3. Additional projects in the downstream operations will also be implemented. These include the extension of the hot rolling mill capacity by 0.9 million tons per annum and increasing the hot dip galvanizing capacity by 0.4 million tons per annum. The capex value of those two projects exceeds PLN 300 million (€90 million) in total. In total, the Group will invest more than PLN 500 million (more than €130 million) in its operations in Krakow, including both upstream and downstream installations.

7

During the third quarter of 2013, Acindar Industria Argentina de Aceros S.A. (Acindar) announced its intention to invest $100 million in a new rolling mill in Santa Fe province, Argentina, which would be devoted to the manufacturing of civil construction products. The new rolling mill has a production capacity of 400 thousand tonnes per year of rebars from 6 to 32mm and enables Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which manufactures products for construction and industrial (automotive, oil and gas etc) markets. The project is  completed, and operations started in the beginning of 2016.

8

ArcelorMittal Liberia is considering moving ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, low strip ratio and higher grade DSO Gangra deposit by Q3 2017. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for orebody extensions in late 2015. During 2016 the operation at Tokadeh was right sized to 3 million tonnes per annum ("Mtpa ") to focus on its ‘natural’ Atlantic markets. The nearby Gangra deposit is now the preferred next development in a staged approach as opposed to the originally planned phase 2 step up to 15Mtpa of concentrated sinter fine ore that was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the period since. Accordingly, the Company is finalizing a feasibility study on Gangra. ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia has a competitive source of iron ore products for the international market based on continuing DSO mining and then moving to a long-term sinter feed and concentration phase.

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

The estimates of proven and probable ore reserves at the Company’s mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Marshall Miller & Associates, Inc. (formerly, Cardno) prepared the 2014 estimates of coal reserves for underground and open pit operations at ArcelorMittal Princeton which have been depleted for the 2016 reserve estimate. The reserves for Las Truchas (Mexico, excluding Peña) were estimated by Gustavson Associates. The reserve estimates were prepared in compliance with the requirements of SEC Industry Guide 7.

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

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants and sites are reviewed on a rotating basis; in 2014, the year-end 2013 ore reserve estimates were independently audited and validated by Roscoe Postle Associates for the Company’s mines in Liberia and in Canada including the joint venture Baffinland and no material changes to the 2013 year-end iron ore reserve estimates were recommended by them. In 2016, the 2015 year end iron ore reserve estimates were independently audited and validated by Roscoe Postle Associates for the Company’s Las Truchas and Peña mines in Mexico, and no material changes to the 2015 year-end iron ore reserve estimates were recommended. The 2016 year end reserve estimates for the Kazakhstan coal operations were independently audited by SRK Consulting (UK) Limited. The final report has still not been issued by SRK but a preliminary draft confirmed the estimated coal quantities within planned areas of extraction.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table below for ArcelorMittal’s ownership interest in each mine. All of the reserves presented are estimates at December 31, 2016 (unless otherwise stated).

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

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that the Company estimates could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended December 31, 2016. The average iron ore spot reference price for the last three years (2014–2016) was $70.29/dmt CFR China, 62% Fe, (PLATTS Index) duly adjusted for quality, Fe content, logistics and other considerations. For the same period, the average coal spot reference price was $114.60/tonne FOB Australia, Hard Coking Coal (FOB Australia HCC Peak Downs, PLATTS Index). The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations. Sustainability in turn depends on expected future operating and capital costs. The reserve base can vary from year to year due to the revision of mine plans in response to market and operational conditions, in particular market price. See “Item 3.D—Key information—Risk factors—Risks related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron ore reserve estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2016. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2016					As of December 31, 2015
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (Excluding Baffinland)	1,989	28.2	67	26.2	2,056	28.1	2,140	28.6
Baffinland - Canada	272	66.0	102	65.3	374	65.8	377	65.8
Minorca - USA	113	23.7	5	22.7	118	23.7	126	23.5
Hibbing - USA	209	19.5	26	19.6	235	19.6	267	19.6
Mexico (Excluding Peña Colorada)	12	38.1	116	32.1	128	32.7	79	30.7
Peña Colorada - Mexico	125	21.7	119	20.8	244	21.3	229	21.7
Brazil	57	64.7	21	51.5	78	61.2	81	60.9
Liberia	5	52.0	486	48.0	491	48.1	494	48.2
Bosnia	5	45.5	14	46.2	19	46.0	21	45.8
Ukraine Open Pit	106	33.2	48	33.5	154	33.3	174	33.4
Ukraine Underground	22	53.7	-	-	22	53.7	23	55.7
Kazakhstan Open Pit	30	37.3	238	39.5	268	39.2	271	39.3
Kazakhstan Underground	-	-	26	45.4	26	45.4	27	45.1
Total					4,213	34.8	4,309	34.9

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2016 Run of Mine Production (Million Tonnes) *	2016 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (Excluding Baffinland)	85	1976	68.6	25.0	29
	Baffinland - Canada	44.5	2014	3.3	3.2	16
	Minorca - USA	100	1977	8.8	2.8	14
	Hibbing - USA	62.3	1976	30.7	8.3	9
	Mexico (Excluding Peña Colorada)	100	1976	4.4	1.4	19
	Peña Colorada - Mexico	50	1974	10.8	2.9	16
	Brazil	100	1944	4.2	3.1	43
	Liberia	85	2011	2.0	2.1	20
	Bosnia	51	2008	2.3	1.8	7
	Ukraine Open Pit	95	1959	20.8	9.0	7
	Ukraine Underground	95	1933	0.9	0.9	19
	Kazakhstan Open Pit	100	1976	3.0	1.7	53
	Kazakhstan Underground	100	1956	1.7	0.8	12

1

Saleable production is constituted of a mix of direct shipping ore, concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2016 included the direct shipping ore produced in Bosnia, Ukraine underground and the Kazakhstan mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The direct shipping ore produced from Liberia had an average iron content of approximately 59% in 2016 while the sinter fines produced for external customers in Brazil from the Serra Azul operations averaged approximately 62% and the lumps averaged 58%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2016 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2016 production.

*	Represents 100% of production.

Changes in iron ore reserve estimates: 2016 versus 2015

The Company’s iron ore reserve estimates have had a net decrease of 96 million metric tonnes of Run of Mine between December 31, 2015 and 2016. This decrease in reserves was mainly due to 162 million tonnes of mining depletion during 2016, the down grading of 15 million tonnes at the Company’s mine at ArcelorMittal Mines and Infrastructure Canada and a net upgrading of 26 million tonnes across the Peña Colorada operation. There was also a net increase of 53 million tonnes in reserves at Las Truchas due to the inclusion of certain new areas and new drilling results. There were other minor re-evaluations of the Company’s ore reserves. The average Fe grade decreased by 0.1% on an absolute basis.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2016. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

	As of December 31, 2016									As of December 31, 2015
	Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
	ROM Millions of Tonnes	Wet Recoverable Million Tonnes	Millions of Tonnes	Wet Recoverable Million Tonnes	Millions of Tonnes	Wet Recoverable Million Tonnes	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes
Princeton - USA	93	58	15	8	108	66	6.5	0.7	17.0	108	66
Karaganda - Kazakhstan	14	7	132	55	146	62	34.1	0.6	28.5	157	67
Total					254	128	19.9	0.6	22.6	265	133

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2016 Run of Mine Production (Million Tonnes)	2016 Wet Recoverable production (Million Tonnes)	Estimated Mine Life (Years)[1]
	Princeton - USA	100	1995	3	2	32
	Karaganda - Kazakhstan	100	1934	10	5	10

1

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2016 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2016 production.

Changes in Metallurgical Coal Reserve Estimates: 2016 versus 2015

The Company’s metallurgical coal reserve estimates have decreased by 11 million tonnes of Run of Mine coal and 5 million tonnes of recoverable coal between December 31, 2015 and 2016 mainly due to the annual mining depletion of 11 million tonnes. The reporting of recoverable coal reserves from Kazakhstan excludes the recoverable coal which in theory could be used for metallurgical applications but which is sold and used as thermal coal in practice by ArcelorMittal at its steel plant facilities.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

ArcelorMittal is the world’s largest and most global steel producer and a significant producer of iron ore and coal, with production of 90.8 million tonnes of crude steel and, from own mines, 55.2 million tonnes of iron ore and 6.3 million tonnes of coal in 2016, as compared to production of 92.5 million tonnes of crude steel and, from own mines, 62.8 million tonnes of iron ore and 6.1 million tonnes of coal in 2015. ArcelorMittal had sales of $56.8 billion and steel shipments of 83.9 million tonnes for the year ended December 31, 2016 as compared to sales of $63.6 billion and steel shipments of 84.6 million tonnes for the year ended December 31, 2015. ArcelorMittal is the largest steel producer in North and South America, Europe and Africa, a significant steel producer in the CIS and has a smaller but growing presence in Asia. As of December 31, 2016, ArcelorMittal had approximately 199,000 employees.

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

Key factors affecting results of operations

The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. In particular, this is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. In recent history, a telling example of the industry cyclicality was the sharp downturn in 2008/2009, after several strong years, as a result of the global economic crisis.

The North American and European markets together accounted for over 60% of ArcelorMittal’s deliveries in 2016 and, consequently, weakness in these markets has a significant impact on ArcelorMittal’s results. The onset of the Eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in each of the past four years, and while 2016 demand is finally above 2011 levels, it remains around 22% below 2007 peak levels. Demand has increased since 2012 but imports into the European Union (“EU”) have risen more strongly, meaning domestic European deliveries have hardly grown, impacting the ability of ArcelorMittal to serve one of its largest markets. Underlying steel demand in North America increased strongly post-crisis, but recently apparent demand has been impacted by inventory movements, particularly during 2014 when inventories rose significantly as imports rose almost 40% over 2013. This led to stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. Apparent demand in the United States was still down year-on-year in the first three quarters of 2016 as inventories continued to decrease and demand for Oil and Country Tubular Products (“OCTG”) in particular, was still very weak. However, the situation began to improve during the fourth quarter with apparent demand growing year-on-year and as prices began to increase toward year-end.

Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand has started to decline as a result of weaker real estate sector construction and machinery production. This decline in domestic demand has led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and has had the effect of curtailing domestic production in countries outside of China. Although Chinese exports continued to rise during the first half of 2016, up 10% year-on-year, a rebound in domestic demand and the beginning of a capacity reduction plan has led to exports declining by 14% year-on-year in the second half and by 3% for the year as whole. While the majority of exports are directed to Asia, and exports to the U.S. are reduced due to the impact of trade cases, a declining but still significant proportion are being directed toward ArcelorMittal’s core European markets in 2016. While not a sustainable long-term strategy, Chinese exports in 2015 were increasingly being sold at prices below cost (CISA reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. During the second half of 2016, demand continued to support higher capacity utilization and an improved domestic spread of steel prices over raw material costs, which translated into higher export prices.

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

One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and, in particular the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarter of 2015.

The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Iron ore prices were relatively stable in 2013, averaging $135 per tonne (“/t”), but fell sharply in 2014, reaching lows of $68/t in December 2014. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which were weaker again in 2015, ending the year at $40/t and averaging only $56/t. Iron ore prices have since rebounded from $40/t during December 2015 to an average of $52/t in the first half of 2016, increasing to $80/t in December 2016 and an average of $65/t during the second half of the year. A reversal of the 2016 upward trend in iron ore prices due (among other things) to strong growth of seaborne supply or any decline in Chinese steel demand would negatively impact ArcelorMittal’s revenues and profitability.

Economic environment[2]

Global growth in 2016 is estimated at a post-2008 global economic crisis low of 2.2 percent as stagnant global trade, subdued investment, and heightened policy uncertainty marked another difficult year for the world economy. Although fiscal stimulus in major economies, if implemented, may boost global growth above expectations, risks to growth forecasts remain tilted to the downside, especially due to policy uncertainty.

Growth in the United States slowed markedly, from 2.6 percent in 2015 to an estimated 1.6 percent in 2016, held back by weak exports, a continued drawdown in inventories, and a deceleration in private investment. Activity rebounded strongly after a weak first half of 2016, and a further tightening of labor markets led to a slow increase in wages and supported continued gains in real disposable income. Despite relatively subdued underlying growth, the economy has continued to move closer to the U.S. Federal Reserve’s full employment and inflation objectives. The unemployment rate remained slightly below 5 percent in most of the second half of 2016. The Federal Reserve raised short-term interest rates in December as expected. Long-term interest rates increased substantially and the dollar has appreciated in real effective terms, mostly driven by an anticipated shift in the U.S. policy mix. Specifically, U.S. fiscal policy is projected to become more expansionary, with stronger future demand implying more inflationary pressure and a less gradual normalization of U.S. monetary policy.

[2] GDP and industrial production data and estimates sourced from Oxford Economics January 13, 2017

The EU GDP growth slowed from 2.1 percent in 2015 to 1.8 percent in 2016, as both domestic demand and exports lost momentum. Confidence has been resilient following the United Kingdom’s vote to exit the EU in June 2016. Negative policy interest rates, combined with large-scale asset purchase programs by the European Central Bank, led to a noticeable easing of borrowing costs and generally had a positive effect on lending flows. However, a rebound in oil prices, from their low in early 2016, implies diminished support to real income and private consumption growth. Labor market and credit conditions continued to improve in 2016. Employment reached pre-crisis levels, and the EU unemployment rate ebbed further (falling to 8.3% in November 2016, from 9.0% in November 2015), albeit from elevated levels and with wide cross-country variations. Despite ongoing monetary policy easing, headline and core inflation remain significantly below target. Fiscal policy was slightly expansionary in 2016 partly as a result of refugee related outlays.

Growth in China is estimated to have slightly decelerated to 6.7 percent in 2016. As part of ongoing economic rebalancing, consumption growth has been strong, while investment growth has continued to moderate from the post-crisis peak. Fiscal and credit-based stimulus measures supported growth in 2016, focusing on infrastructure investment and on efforts to stimulate household credit. Credit growth, which has been moderating since late 2015, stabilized during 2016 but remained well above the pace of nominal GDP growth. On the back of a continued real estate boom, loans to households accounted for an increasing share of credit extension in 2016. Partly as a result of real estate lending, housing prices reached new heights, especially in major cities, although they showed signs of stabilization in recent months, reflecting tighter property regulations. Despite some easing, capital outflows from China remained sizable and continued to put downward pressure on the currency. During 2016, the renminbi depreciated around 7 percent against the U.S. dollar and around 5 percent in nominal trade-weighted terms. These movements notwithstanding, the renminbi remains markedly above its 2005 level in trade-weighted terms and broadly in line with fundamentals.

Although Brazil and Russia suffered a second consecutive year of recession in 2016, they have been showing signs of improvement. In Russia, the stabilization in oil prices and the authorities’ policy response—exchange rate adjustment, banking sector capital and liquidity injections—improved the short-term outlook, helped restore confidence and stabilized the financial system. In Brazil, a rebound in confidence following moves to alleviate political uncertainty, combined with improved terms of trade, helped to slow the pace of output contraction.

Global industrial production (“IP”) growth slowed to 1.5% year-on-year in 2016, after growing by 1.8% in 2015. IP in Organization for Economic Co-operation and Development (“OECD”) countries eased to just 0.3% year-on-year in 2016, after growing by 0.8% in 2015.

Global apparent steel consumption (“ASC”) returned to growth in 2016 after falling by 2.4% year-on-year in 2015, the first decline since 2009 and due mainly to a 4.5% decline in Chinese consumption in 2015. The 2016 global ASC is estimated to have grown just over 1% as Chinese demand surprised on the upside, growing approximately 1.3%, compounding expectations of another year of decline. Elsewhere, world-ex-China ASC grew at a similar rate (1.2% year-on-year), as significant declines in CIS (4%)  and Latin America (11%, with Brazil declining 12.5% to 13.5%) were offset by growth in other regions, particularly in the EU (almost 2%), Asia ex-China (4%) and Middle East (3%). NAFTA saw a small decline in demand as growth in Canada and Mexico was offset by weaker demand in the U.S., particularly pipes and tubes. Demand has improved through 2016, with global ASC declining an estimated 3% year-on-year during the first quarter of the year, slow growth returning in the following two quarters and accelerating during the fourth quarter of the year.

Steel production[3]

After declining sharply during 2009 to 1.2 billion tonnes, world crude steel production grew each year to 1.67 billion tonnes in 2014, driven by strong Chinese growth, which grew to over 822 million tonnes and accounted for 50% of global steel production. World crude steel production then fell in 2015, for the first time since 2009, as steel consumption in developed and key emerging markets declined. Amid depressed demand conditions, the availability of low priced imports, particularly from China, in which domestic demand also declined, forced many producers across the world to curtail output. Global steel production is estimated to have fallen by 3.2% to 1.62 billion tonnes in 2015, with the decline in production accelerating in the second half of 2015, reflecting worsening global demand conditions over the period, especially in China and increased destocking as prices fell.

[3]Global production data is for all 66 countries for which production data is collected by the World steel, accounting for around 99% of global steel production.

  North American steel production fell by 8.5% in 2015 mainly due to a decline in U.S. output, which tumbled by 10.5% as stockholders and end-users sought to correct inventories which had grown in 2014 when total steel imports rose by almost 40%. In the CIS, output also fell (4.3% in 2015 year-on-year) as a recession lowered domestic demand and overwhelmed increased international competitiveness from weaker domestic currencies. South America also saw a 2.5% decline in production as Brazilian steel demand faltered by around 15% due to economic issues facing the country. In Asia, production decreased by 2.3%, mainly due to slower growth in China and a 5% decline in Japanese output. In India, however, production increased by 2.6% and elsewhere, Australia/New Zealand also recorded a 4.6% rise in production.

Global crude steel production picked up during the second quarter of 2016 while output remained down 1.5% year-on-year during the first half of the year due to a weaker first quarter. In China, production declined significantly during January and February but a pick-up from March led to output declining only 0.6% year-on-year during the first half of 2016. Most other major steel producing regions also recorded a decline in production during the first half of 2016. EU28 steel output decreased by 6.2% to around 165.5 million tonnes annualized even though consumption recorded positive growth; as the incremental demand continued to be satisfied by imports. Significant declines also occurred in South America, which had a fall in output of 13.7%, Africa, and to a lesser extent in developed Asia, where production decreased by 2.3% year-on-year in the first half of 2016. In comparison, production in NAFTA, CIS and the Middle East was broadly stable, while output continued to increase year-on-year in India.

The second half of 2016 saw a rebound in steel production globally, with positive year-on-year growth in all major producing regions except South America. Indeed, global production grew 0.8% year-on-year during 2016, as a 3.3% year-on-year growth in the second half, more than offset the declines seen earlier in the year. Chinese steel production growth accelerated through the year as government stimulus and an improvement in the real estate market drove steel production growth of over 3% in the second half of 2016 and 1.2% for the full year. EU28 steel production improved in the second half of 2016 as well, with output growing 2.2% year-on-year, albeit not enough to offset the weakness seen during the first half, leaving production down 2.3% in 2016 as a whole. Although output in NAFTA grew year-on-year in 2016, this was entirely driven by growth in Mexico (an increase of 4.3%) and Canada (an increase of 1.6%), whereas steel production in the U.S. declined by 0.3% to 78.6 million tonnes, as domestic demand remained weak. India saw the fastest growth of the top ten producing countries globally, with crude steel production rising 7.4% to 95.6 million tonnes in 2016.

Steel prices[4]

Steel prices for Flat products in Europe remained relatively stable in euro terms during the first quarter of 2015 against 2014 fourth quarter averages, despite continuous erosion of raw material costs. A balanced market, low interest rates and steady demand for durables, coupled with the weak euro, helped improve the steel market in the first quarter of 2015. In Northern Europe the price for hot rolled coil (“HRC”) improved slightly from January to March, to an average of €405-413 ($458-467) per tonne (/t) for the first quarter of 2015. Prices saw a similar trend in Southern Europe, with spot HRC improving to €395-404 ($446-456)/t, while a weaker euro impacted the realization of this improvement in USD terms both in Northern and Southern Europe by roughly -$50/t quarter on quarter. Economic conditions remained good in Europe during the second quarter of 2015, with strong bookings in industry and auto. Despite this, steel prices saw consistent weakening on a monthly basis from April to June, due mainly to pressure from imports. Spot HRC averaged at €398-405 ($440-448)/t in Northern Europe and at €385-393 ($425-435)/t in Southern Europe. Aggressive domestic offers at the beginning of the third quarter, coupled with low-priced imports from Turkey, Russia and China, kept prices in Europe under pressure, and HRC spot saw a drop of approximately €27 ($27)/t quarter on quarter, in Northern Europe, to €372-378 ($414-420)/t and €37/$38/t, in Southern Europe, to €348-357 ($387-397)/t. Eurozone consumer confidence dropped to a nine-month low in October, while the gap in the offer price for steel in northern vs. southern Europe continued to feed expectations for price declines. HRC spot further weakened during the fourth quarter to €325-335 ($357-368)/t in Northern Europe and to €293-304 ($322-333)/t in Southern Europe.

Steel prices for flat products in Europe improved in euro terms during the first quarter of 2016 against the December 2015 levels. In Northern Europe the price for hot rolled coil (“HRC”) improved from January to March, to reach an average range of €325-334 ($358-368) per tonne (“/t”) for the first quarter of 2016. Prices saw a similar trend in Southern Europe, with spot HRC improving to an average range of €296-310 ($326-341)/t for the first quarter of 2016. The second quarter of 2016 saw a sharp increase in international steel prices, led by China; spot

[4] Source: Steel Business Briefing (SBB)

HRC averaged at a range of €407-419 ($459-473)/t in Northern Europe and at a range of €394-405 ($445-457)/t in Southern Europe, corresponding to an average increase quarter-on-quarter of approximately €84 ($103)/t in the North, and €97 ($118)/t in Southern Europe. The average HRC prices for the first half of 2016 were at €371 ($415)/t in Northern Europe and €351 ($392)/t in Southern Europe, as compared to the first half of 2015 which was at €405 ($453)/t in Northern Europe, and €394 ($441)/t in Southern Europe. Steel prices for flat products in Europe started softening at the beginning of the third quarter due to the summer seasonal effect, reaching a low at €414-420 ($458-466)/t in Northern Europe and €380-400 ($426-449)/t in Southern Europe, but improving towards the end of the quarter reaching an average price range of €422-431 ($471-481)/t in Northern Europe and €394-410 ($440-458)/t in Southern Europe for the third quarter of 2016. Prices continued to increase until year end with HRC averaging at a range of €493-502 ($532-542)/t in Northern Europe and €468-480 ($505-518)/t in Southern Europe, for the fourth quarter of 2016. The average HRC prices for the second half of 2016 were at €462 ($507)/t in Northern Europe and €438 ($480)/t in Southern Europe as compared to €353 ($389)/t in Northern Europe, and €326 ($360)/t in Southern Europe in the second half of 2015.

In the United States, spot HRC prices increased during the first quarter of 2016, from an average in December 2015 of $412/t, up to an average of $442/t in January 2016 and later to an average of $471/t in March 2016, for a quarterly average of $456/t in the first quarter of 2016. The second quarter of 2016 had a strong start, with HRC prices reaching an average range of $541-559/t in April, and continuing to strengthen to an average range of $691-704/t in June 2016, for a quarterly average range of $631-648/t, or a quarter-on-quarter improvement of approximately $184/t. The average HRC price for the first half of 2016 in the United States was $547/t as compared to an average of $541/t in the first half of 2015. The spot HRC prices in the United States started to decrease in July 2016 and continued this downward trend until October 2016. During the third quarter of 2016, the HRC price averaged $650/t (an increase of $11/t quarter-on-quarter), with an average of $600/t in September 2016. The spot HRC prices in the United States reached a low of an average range of $526-552/t in October 2016, but then sharply increased towards the end of the year, reaching an average range of $641-655/t in December. The fourth quarter of 2016 average spot HRC price in the United States was $586/t, or a quarter–on-quarter decrease of approximately $64/t. The average spot HRC price in the second half of 2016 in the United States was $618/t as compared to an average of $467/t in the second half of 2015.

In China, average spot HRC prices increased during the first quarter of 2016 compared to the fourth quarter of 2015. Domestic HRC prices went up from the January average range of $262-264/t VAT excluded, to $309-312/t VAT excluded, in March 2016, setting the first quarter average range at $280-283/t VAT excluded, as compared to an average range of $250-252/t in the fourth quarter of 2015. Beginning March 2016, the imported 62% Fe Iron Ore price significantly increased, starting with an increase of approximately $10 per dry metric tonne unit (“/dmt”) occurring in one single day, after billet prices in Tangshan had surged by about $55/t. This increase then spread across other steel products, which also improved by $40-50/t. The main drivers for these increases were linked to steel mills potentially bringing forward production ahead of enforced production cuts during Tangshan’s scheduled hosting of an international horticultural exposition (from April 29 to October 16, 2016), and a strong rebound by the stock market following the central bank’s announcement of a cut in the reserve requirement ratio by 0.5%. This resulted in a significant price increase, which reached a peak in China in April 2016, when the spot HRC price averaged $380/t VAT excluded. The remaining two months of the second quarter of 2016 saw domestic prices decline, with the spot HRC at an average range of $348-350/t VAT excluded in May 2016, and $327-329/t VAT excluded in June 2016. The average spot HRC price for the second quarter of 2016 was a range of $351-354/t VAT excluded, corresponding to a quarter-on-quarter improvement of approximately $71/t. The average spot HRC price for the first half of 2016 in China was $317/t VAT excluded as compared to $344/t VAT excluded in the first half of 2015. In China, spot HRC prices during the third quarter of 2016 reached an average of $348/t VAT excluded, representing a decrease of $4/t quarter-on-quarter. Prices improved throughout the fourth quarter of 2016, reaching an average of $465/t VAT excluded in December, and an average of $423/t VAT excluded for the quarter, corresponding to an improvement of $74/t quarter-on-quarter. The average spot HRC price for the second half of 2016 in China was $385/t VAT excluded as compared to $260/t VAT excluded in the second half of 2015.

During the first quarter of 2016, long steel products saw a quarter-on-quarter price decline in Europe, with medium sections averaging at a range of €450-458 ($496-505)/t, as compared to €474-486 ($519-532)/t in the fourth quarter of 2015. There was a similar trend in rebar prices, which were at an average range of €352-358 ($388-395)/t during the first quarter of 2016, corresponding to a quarter-on-quarter price drop of approximately €15/t. This downward trend has reversed during the second quarter of 2016, with medium sections improving from €467-479 ($530-543)/t in April, up to €538-550 ($603-617)/t in June. Rebar prices also improved from an average range of €389-400 ($441-454)/t in April, up to €487-501 ($551-567)/t in May, but was followed by a price drop in June to €467-477 ($525-536)/t. The second quarter of 2016 ended with an average price improvement against the first quarter of approximately €55/t for the medium sections and approximately €99/t for the rebar. The average medium sections price for the first half of 2016 in Europe was €481 ($537)/t as compared to €521 ($582)/t for the first half of 2015. The average rebar price in Europe for the first half of 2016 was €404 ($452)/t as compared to €420 ($469)/t for the first half of 2015. Long steel products prices weakened during the third quarter of 2016, with medium sections at an average of €511 ($571)/t, and rebar at an average of €440 ($492)/t. Both the medium sections and rebar prices reached a low in October 2016, and started recovering through year end, reaching an average of €511 ($539)/t and €454 (479)/t in December, respectively. The average price for medium sections in the fourth quarter of 2016 was €488 ($528)/t and €425 ($458)/t for rebar. The average medium sections price in Europe for the second half of 2016 was €499 ($549)/t as compared to €498 ($549)/t for the second half of 2015. The average rebar price in Europe for the second half of 2016 was €432 ($475)/t as compared to €389 ($430)/t for the second half of 2015.

In Turkey, even though the average first quarter 2016 price of imported scrap HMS 1&2 at $194/t CFR showed a small improvement of about $6/t against the average of the fourth quarter 2015, the average price of March 2016 at $218/t CFR represented a month-on-month increase of about $40/t. The Turkish rebar export price followed a similar trend, with the average price range for the first quarter of 2016 at $333-337/t FOB, against $331-337/t FOB for the fourth quarter of 2015. The March 2016 export price of Turkish rebar reached an average range of $361-365/t FOB (an increase of $44/t month-on-month). This upward trend continued during the first two months of the second quarter of 2016 with the export rebar price from Turkey reaching an average range of $451-457/t FOB in April, and $472-479/t FOB in May. In June 2016, rebar prices reduced to an average range of $395-403/t FOB Turkey. The second quarter average export price for Turkish rebar was $438-445/t FOB, corresponding to a substantial increase of approximately $106/t quarter-on-quarter. The average rebar export price from Turkey in the first half of 2016 was $388/t FOB as compared to the first half of 2015, which was at $451/t FOB. The third quarter of 2016 average export price for Turkish rebar was $375-382/t FOB, corresponding to a decrease of approximately $63/t quarter-on-quarter. In the fourth quarter, the export prices of Turkish rebar improved, averaging at $406-413/t for the quarter. The average rebar export price for the second half of 2016 from Turkey was $394/t FOB as compared to $361/t FOB for the second half of 2015.

Current and anticipated trends in steel production and prices

Steel output continued to decline in most major steel producing regions during the first half of 2016 but the declines have been much less severe than during the second half of 2015 as global steel demand stabilized year-on-year in the second quarter of 2016. As expected, the second half of 2016 saw steel production volumes grow year-on-year in both China (+3.7%) and the world ex-China (+2.9%) as underlying demand improved and destocking waned.

In China, in 2016, steel production began increasing year-on-year from March after a very weak start to the year. ArcelorMittal does not expect further steel production growth in 2017; it expects instead that a combination of stable to decreased domestic demand and slightly weaker exports will cause production to decline slightly in 2017. The  Chinese HRC spread (difference between raw material costs and finished steel prices) fell from a peak of $210 per tonne (“/t”) in April to $150-160/t in May and June 2016 as idled capacity came back on stream. However, a rebound in domestic demand and low inventory levels subsequently pushed spreads (and therefore prices) back to $170/t in December and into January 2017.

ASC in the U.S. declined during 2016, due to continued destocking and a significant fall in energy pipe demand. Conditions have improved and domestic prices have rallied for delivery in the first quarter of 2017. The improvement in the HRC spread was mainly down to tight domestic supply and limited availability of imports. As ASC is expected to rise in 2017, domestic production is also expected to increase as some domestic capacity comes back online, and imports remain subject to anti-dumping duties. In the EU, steel demand continues to grow slowly but imports have taken a larger share of demand over the past couple of years. However, mills output should improve slightly in the first half of 2017 as underlying demand from steel consuming industries continues to grow and import growth slows due to recent and potentially new  trade protection, particularly flat products.

Overall, ArcelorMittal expects world ex-China ASC growth to pick-up in 2017 as both NAFTA and South American markets return to growth, and demand in the CIS stabilizes this year after contracting during 2016. This should enable some improvement in utilization and support the spread of steel prices over raw material costs. However, globally, ArcelorMittal does not expect to see much of an improvement in ASC, as Chinese demand is expected to stabilize or decrease slightly (with expected growth ranging from 0% to a decrease of 1%) after growth of around 1.3% in 2016. However, we expect further capacity elimination to maintain improving utilization rates in China during 2017.

Raw materials

The primary raw material inputs for a steelmaker are iron ore, coking coal, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, they may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.

The spot markets for iron ore and coking coal were in a downward price trend from the first half of 2014 until the beginning of 2016. In 2015, the downward trend gained momentum with a slower growth rate in China, recession in developing economies such as Brazil and Russia, and continued robust seaborne supply from major miners. Between the beginning of 2014 and the end of 2015, iron ore and coking coal prices decreased by 61% and 37% respectively (Platts Q1-2014 vs. Q4-2015).

Iron ore and coking coal prices increased in 2016. Chinese crude steel production recovered in the second quarter of 2016 and further stabilized in the third quarter of 2016 with support from the construction market. The iron ore market recovered to $48 per tonne, $56 per tonne and $58 per tonne in the first, second and third quarter of 2016, respectively (quarterly averages), with the fourth quarter of the year registering a 21% increase in average price to $70.7 per tonne compared to the third quarter. Hard coking coal (“HCC”) prices increased significantly in the third quarter of 2016 as spot prices rose from $92 per tonne at the beginning of July to $212.50 per tonne on September 29, 2016. This rebound was largely driven by a Chinese domestic shortage of coking coal as well as maintenance and operational production issues in Australian coking coal mines during the period. The price rebound was further accentuated during the fourth quarter of 2016 when a maximum of $310 per tonne was reached on November 8, 2016 and the quarter closed with a spot average at $266.15 per tonne. Despite a gradual increase in Chinese coal production at the mine level with selected mines being temporarily allowed to work at an annual rate of 330 days versus previous restrictions to work of 276 days, logistical issues due to floods, which started in June 2016 and recovered in November 2016, disrupted the flow of material to the final consumers.

As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steelmakers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2015 and 2016, the trend for using shorter-term pricing cycles continued.

Iron ore

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

The downward trend continued and reached $66-72 per tonne in late December 2014 on continued structural iron ore oversupply and persistent strains in the credit market in China. The average spot price for the fourth quarter of 2014 was $74.28 per tonne, or 18% lower than the previous quarter at $90.21 per tonne. As of end of January 2015, iron ore spot prices were trading in the range of $62-69 per tonne (January 15-30, 2015, CFR China, Platts index, 62% Fe).

The downward trend of iron ore spot prices persisted throughout 2015, with quarterly averages spot prices of $62.40 per tonne in the first quarter of 2015, $58.45 per tonne in the second quarter, $54.90 per tonne in the third quarter and $46.65 per tonne in the fourth quarter (CFR China, Platts index, 62% Fe). This downward trend was due to continued structural oversupply, resilience of high cost mines (in China and seaborne), lower mining costs at major supply regions (supported by currency depreciation, e. g. in Australia and Brazil), lower fuel and freight costs as well as bearish sentiment about Chinese steel demand. In this context of oversupply, the Samarco tailings ponds dam collapsed in November 2015 resulting in a halt of operations (a 30 million tonne pellet capacity producer); however, it did not affect the plummeting iron ore price trend, which continued decreasing through the end of 2015.

Iron ore prices bottomed out during the first quarter of 2016, after reaching $39.25 per tonne (CFR China Platts Index 62% Fe) on January 14, 2016 and averaging $48.30 per tonne for first quarter of 2016. During the second quarter of 2016, the average price was $55.66 per tonne and the period was marked by high volatility, with a peak at $70.50 per tonne on April 21, 2016 and a low of $49.30 per tonne on June 2, 2016. For the third quarter of 2016, the average was $58.60 per tonne with a slight downward trend throughout September. During the fourth quarter of 2016, CFR China, Platts’ Index 62% Fe, increased from a minimum of $54.85 per tonne on October 4, 2016 and reached a maximum of $83.95 per tonne on December 12, 2016, the average for the fourth quarter was of $70.76 per tonne and was marked by high volatility and bullish market sentiment driven by higher steel prices as well as closure announcements by the Chinese authorities in steelmaking based on obsolete induction furnaces using mostly scrap as raw materials.

ArcelorMittal has continued to leverage its diversified supply portfolio and global footprint, as well as mitigating the effect of consolidation among supply sources in 2016, mainly due to the absence of Samarco in the seaborne market.

Coking coal

The coking coal spot market and quarterly contracts settlements were negatively affected in 2014 and 2015 by the combined effects of strong Australian coking coal production performance, a mild wet season in Australia and weaker seaborne demand from China. Moreover, in the same period there was an increase of seaborne supply from new regions, notably Russia and Mozambique, as well as productivity improvement and cost reductions at major producers also supported by depreciated local currencies and lower diesel prices. This downward trend prevailed despite some supply closures, e.g. major seaborne suppliers of coking coal from Australia, the United States, and Canada announced the closure of their least cost efficient mines in order to adjust to weaker seaborne demand and to remain cost competitive. These supply closures were more than offset by lower Chinese imports, throughout 2014-2015. Chinese coking coal imports continued their decline during the period (a decrease of 21% year-on-year in 2014 and a decrease of 21% for January to November 2015 vs. January to November 2014, Tex Report January 5, 2016), while an increased share of imports from Australia at the expense of other seaborne suppliers, mainly from the U.S. bearish market price forecasts, combined with successive loss-making quarters partially originated from high debt service obligations (following past acquisitions), forced several U.S. coal producers, to file chapter 11 bankruptcy in 2015 in order to restructure their finances and operations.

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

In 2016, the spot price (Platts Premium LV FOB Australia index) traded on average at $76.60 per tonne in the first quarter with the contract price settling at $81 per tonne for the same quarter; then the second quarter of 2016 had a contract settlement fixed at $84 per tonne with the spot average for that quarter at $91.40 per tonne while the third quarter had a contract price settled at $92.50 per tonne and the spot index traded between $92 and $96 per tonne for the first 15 days but averaged $136 per tonne for the third quarter. During the fourth quarter of 2016, the spot price reached a maximum of $310 per tonne on November 8, 2016 and decreased through the closing of the year to $230 per tonne on December 30, 2016, the average spot price for the fourth quarter of 2016 was $266.10 per tonne with quarterly contract prices settled at $200 per tonne. The highly volatile spot index over the second half of 2016 was influenced by the Chinese domestic supply reduction (originating from weather/logistic issues combined with regulations issued by the Chinese government on lower mining working days, from an annual rate of 330 days per year to a lower rate at 276 days, with temporary relief as described above) as well as several maintenance and mining operational issues in Australian coking coal mines during that period.

ArcelorMittal has continued to leverage its full supply chain and diversified supply portfolio as well as contractual terms flexibility to mitigate regional supply disruptions and also mitigate part of the market price volatility.

Scrap

Scrap prices decreased throughout 2016 in Europe, where both Eurofer and German Wirtschaftsvereinigung (“WV”) indexes were discontinued as of January 1, 2016. The German suppliers’ index (“BDSV”) is now used and converted into Delivered at Place (“DAP”), in order to be comparable to WV. In Europe, the average price of E3 (old thick) scrap in 2016 for the full year was €195 per tonne (WV or BDSV), which was 10.1% lower than in 2015 when the average price was €217 per tonne, while in 2014 it was €263 per tonne. In NAFTA, the average price of scrap in 2016 was $208 per tonne (HMS 1 Domestic MidWest), which was 4.6% lower than in 2015 when the average price was $218 per tonne, and in 2014 it was $364 per tonne. During 2016, Turkish scrap import prices decreased by 2.6% compared to 2015 (from $234 in 2015 to $228 in 2016 per tonne: MB HMS 1&2 80:20 CFR Turkey, North European origin), after decreasing by 34% in 2015 compared to an average price of $352 per tonne in 2014.

Scrap imports into Turkey, after a decrease of 14.7% in 2015 as compared to 2014, increased in 2016 by 6.0% as compared to 2015. This was, to some extent, a consequence of Turkey’s drop in sourcing iron ore based materials (semifinished: slabs and billets), which fell by 5.3%. Imports of billets were sourced from Russia, Ukraine and China, at similar proportions. The world’s second and third scrap importers were India (41% of Turkish imports) and South Korea. China takes eleventh place and decreased its imports of scrap by 14.3% in 2016 as compared to 2015, after decreasing 9.2% in 2015 as compared to 2014. This is mainly due to a preference for iron ore, plus the use of domestic scrap (no exports recorded in 2014, 2015 or 2016). Regarding countries exporting scrap, the United States continued to take the lead but with a continuous downward trend to 11.6 million tonnes in 2016, after declining to 13.0 million tonnes in 2015 from 15.3 million tonnes in 2014, as a result of better economic activity, which is to say, strong demand, plus a favorable euro to U.S. dollar exchange rate, discouraging traditional exports to Turkey.

In Europe, the WV index has oscillated in 2016 along quarters at €168 per tonne, €218 per tonne, €186 per tonne and €207 per tonne for the first, second, third and fourth quarters, respectively. A monthly minimum was recorded in February at €159 per tonne, with a recovery to a maximum in May at €252 per tonne. In the third quarter of 2016, the price remained stable at €186 per tonne with a recovery by the end of the year to €222 per tonne in December. In NAFTA, the HMS 1&2 FOB index reacted consistently with Europe, with prices in 2016 at $179 per tonne in the first quarter, up to $274 per tonne in the second quarter, $210 per tonne in the third quarter and a final increase to $240 per tonne in the fourth quarter.

Scrap import prices have evolved differently throughout 2016 as compared to 2015. In Europe, average international scrap prices decreased by 2.6% from $234 per tonne to $228 per tonne (MB HMS 1&2 80:20 CFR Turkey, North European origin). For NAFTA origin scrap, the average price in 2016 was $225.2 per tonne (HMS 1&2 FOB East Coast) which was 0.4% higher than in 2015 when the average price was $224.4 per tonne.

Turkish scrap import volumes were 16.1 million tonnes in the first eleven months of 2016 representing an increase of 10.7% compared to same period in 2015, taking advantage of lower scrap prices. Turkish imports of billets were 4.3 million tonnes in 2016 from January to November as compared to 4.1 million tonnes in the same period of 2015, an increase of 4.9%. Turkey remains the main scrap buying country in the international market and approximately 66% of its steel production is based on the EAF process, with the other 34% through the Blast Furnace route. Turkey’s crude steel production increased by 4.8% in the first eleven months of 2016 (30.3 million tonnes) as compared to the first eleven months of 2015 (28.9 million tonnes).

The relatively low scrap prices have made the EAF process profitable as compared to the iron ore based processes, since September 2016. Subsequently, increased scrap prices, demand and corrections on other raw material prices reduced the gap to the balanced situation in January 2017.

Ferro alloys and base metals

Ferro alloys[5]

The underlying price driver for manganese alloys is the price of manganese ore which was at the level of $4.30 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China for 2016, representing an increase of 38% from $3.11 per dmtu in 2015 ($4.56 per dmtu for 2014) mainly due to supply disruptions in South Africa and Australia and sustained demand of manganese ore from China.

The 2016 prices of high carbon ferro manganese increased compared to the prior year by 2% from $942 to $965 per tonne. Prices of silicon manganese decreased compared to the prior year by 2% from $1,009 to $992 per tonne ($1,222 per tonne for 2014). Prices for medium carbon ferro manganese decreased in 2016 compared to the prior year by 6.07% from $1,465 to $1,376 per tonne ($1,686 per tonne for 2014).

Base metals[6]

Base metals used by ArcelorMittal are zinc, tin and aluminum for coating, aluminum for deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.

The average price of zinc for 2016 was $2,095 per tonne, representing an increase of 9% as compared to the 2015 average of $1,928 per tonne (the 2014 average was $2,164 per tonne). The low for 2016 was $1,454 per tonne on January 12, 2016 and the high was $2,907 per tonne on November 28, 2016. The global zinc metal market was in a deficit of 277,000 tonnes in the first 10 months of 2016 (production vs. usage), from 213,000 tonnes of surplus during the same period of 2015. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 427,850 tonnes as of December 31, 2016, representing a decrease of 8% compared to December 31, 2015 when stocks registered stood at 464,400 tonnes (691,600 tonnes in 2014).

The average price of tin for 2016 was $18,006 per tonne, representing an increase of 12% compared to the 2015 average of $16,070 per tonne (the 2014 average was $21,893).

The average price of aluminum for 2016 was $1,605 per tonne, representing a decrease of 3% compared to the 2015 average of $1,661 per tonne (the 2014 average was $1,867).

The average price of nickel for 2016 was $9,609 per tonne, representing a decrease of 19% compared to the 2015 average of $11,834 per tonne (the 2014 average was $16,867).

Energy market

Electricity

In most of the countries where ArcelorMittal operates, electricity prices have moved in line with other commodities. In North America, the continuous pressure on oil brought the natural gas price down approximately 4% during 2016 and spot prices in the PJM electricity market for the full year 2016 have seen a reduction of approximately 17% (from $43.1/Megawatt (“MWh”) down to $36.7/MWh) as compared to the full year 2015 spot price. Looking forward to 2017 prices, recent oil price increases, higher gas demand for power production and fewer gas rigs have put pressure on gas prices (84% gas price increase comparing spot price in first quarter 2016 versus the expected in the first quarter of 2017). Currently, the calendar year 2017 electricity prices are quoting at approximately $39/MWh, a 6% increase compared to 2016 spot power prices.

The general commodity bearish mood brought the electricity price below €30/MWh at the end of 2015 in most of the Western countries, representing a drop between €5 and €8/MWh or an approximate 20% price reduction since November 2015. At the end of the first quarter of 2016, prices began to increase due to pressure on the commodity market (especially regarding coal, power), as well as physical storage and production constraints (gas storage technical constraints, reduction of gas production in Groningen gas fields in the Netherlands and low nuclear availability in Belgium, Germany and France).

[5]Prices for high grade manganese ore are typically quoted for ore with 44% manganese content.

[6]Prices included in this section are based on the London Metal Exchange (LME) cash price.

Forward calendar year 2017 electricity prices increased by 43% in Belgium (from €28/MWh in March 2016 to above €40/MWh for the last quotation of 2016 for calendar forward 2017), 54% in France (from €26/MWh in March 2016 to above €40/MWh for the last quotation of 2016) and 59% in Germany (from €21.50/MWh in March 2016 to above €34.30/MWh for the last quotation of 2016). This strong price increase was mainly due to the non-planned unavailability of 20% of French nuclear fleet by cause of high carbon concentration found in steam generators.  Since then, French nuclear watchdog lifted must of the restrictions, easing tensions in France and neighboring countries.

Since the beginning of January 2017, Brent oil prices are moving in the range of $53/barrel (“bbl”) and $56/bbl, as compared with $36.70/bbl at the end of December 2015, partially due to strong bullish sentiments regarding an agreement between OPEC’s 14 oil producing nations. According to a communication made on September 28, 2016, OPEC agreed to slightly reduce their global output at the end of 2016 in an attempt to avoid price volatility due to high stock levels and resilience of U.S. shale oil.

The electricity price crash that occurred at the end of 2015 and beginning of 2016 should have accelerated decisions to mothball unprofitable production units (coal and gas power plants) but existing market volatility, mainly caused by the reduced availability of nuclear power plants in France and a coal shortage due to the Chinese decision to reduce domestic coal production, will potentially delay or cancel this trend due to higher prices in the market.

The reduction in Chinese domestic coal production during 2016 has spurred a sharp increase in imports in China, which in turn has driven coal seaborne prices in both the Pacific and Atlantic to multi-year highs. If nuclear capacity availability is clarified and coal production in China increases, the market price will continue to be inconsistent with the need of more flexible power generation required to cope with increasingly intermittent renewables capacity. This is fueling “capacity market” debates and other market mechanisms that could be needed to guarantee the required investments ensuring security of supply.

Natural gas

Natural gas is priced regionally. European prices were historically linked with petroleum prices but continuous spot market development and increasing liquidity are now prevailing in almost all countries except in poorly integrated markets (e.g., Spain, Portugal) or markets in transition from a tariff based system (e.g., Poland). With increasing liquid natural gas (“LNG”) flows in Spain, a definitive movement towards a more liquid and integrated market could be experienced in 2017.

This trend is reducing the correlation and sensibility of the Western European market to oil price volatility. As an example, the gas auction of Gazprom in September 2016 was again based on market prices and not oil indexation, as market prices were considered better indicators. North American natural gas prices trade independently of oil prices and are set by spot and future contracts, traded on the NYMEX exchange or over-the-counter. Elsewhere, prices are set on an oil derivative or bilateral basis, depending on local market conditions. International oil prices are dominated by global supply and demand conditions and are also influenced by geopolitical factors.

In 2015 and 2014, the LNG market continued to grow in Asia, although at a slower pace than in 2013. Excess supply is developing in that market as new liquefaction capacities are coming on stream or ramping up from Australia, Papuasia and Malaysia. US LNG initiated its first shipments to Europe in 2016 and will continue to further escalate its liquefaction capacity during 2017 and onwards. This increase will probably not be fully absorbed due to the economic slowdown and will allow higher shipments to Europe (compounded by the fact that Japanese nuclear power plants have slowly initiated the ramp-up in generating power). The expected high number of LNG shipments in Europe has fully erased the bullish market effect of the lack of flexibility that was lost in 2015 when the production of Groningen, a giant natural gas field located in the Netherlands, was reduced due to repeated earthquakes.

Asian oil indexed LNG prices (JKM) continue dropping (from $18 down to $7.50/MM British thermal unit (“BTU”) during 2015 and below $6/MMbtu for spot LNG cargos in October 2016), closing the arbitrage window between Europe and Asia. Since the beginning of January, spot prices for delivery in February have increased in Asia, reaching close to $10/MMbtu. This is increasing the arbitration window for  U.S. LNG, reducing the number of cargo’s arriving in Europe with the fallout of higher prices in Europe.

The premium related to the risk of gas flow disruption between Ukraine and Russia has reduced. In addition, Ukraine continues to buy gas from Western Europe in order to fulfill its storage requirement of 17 bcm (billion cubic meters) to cover domestic consumption and guarantee stable gas transit to Europe during winter. In 2015 in the United States, unconventional gas production proved more than robust despite low oil prices and the continuous drop in gas market prices. A record buildup of gas in storage has materialized during the 2015/2016 winter with a surplus of approximately 6.5% as compared to the five year average (decreasing the risk premium for winter months). Current shale gas production remains at nearly maximum levels of around 43 billion cubic feet per day.

U.S. steam coal continues to be challenged as a fuel to produce power. Gas power plants are taking the lead and increasing their market share (an increase of 9%) in the production mix which could trigger volatility during summer periods if there are heat waves. Projects to build liquefaction facilities for export to Europe or Asia continue to be developed, with production started in early 2016 and potentially pushing U.S. gas prices up to keep up with the new export demand.

The number of U.S. gas rigs continues to significantly decline year on year in all zones, mainly due to low oil prices putting pressure on local gas production areas. Such tension may be masked in the market, however, by gas storage levels above five year averages. If colder than average temperatures materialize for the winter of 2016-2017, price volatility is likely as the market equilibrium may change towards a less comfortable supply/demand scheme.

Ocean freight[7]

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

Ocean freight market rates for dry cargo remained low but volatile during 2016. The Baltic Dry Index (“BDI”) reached its lowest value historically in February 2016 at 290 points but recovered through the year driven by heavy demolition of ships and an increase in Chinese demand in the fourth quarter of 2016. The BDI averaged 673 points in 2016 (2015: 718, 2014: 1,105). The Baltic Capesize (5 time charter) averaged $7,388/day (2015: $8,127/day, 2014: $14,842/day). Panamax time charter averaged $5,562/day (2015: $5,561/day; 2014: $7,718/day).

Total major bulk demand grew in 2016 as compared to 2015, when there was a small contraction due to a fall in coal and iron ore imports. In 2016, iron ore trade growth was driven by an increase in Chinese iron ore imports (a record 1,018 million tonnes) mainly due to cuts to the country’s domestic iron ore output in 2016. Global seaborne iron ore trade is expected to increase in 2017, due to an increase in iron ore shipments from Australia and Brazil to China and increased shipments into Europe and other Asian countries. Coal trade fell, driven by a fall in coking coal shipments into the EU. However, compared to 2015, the rate of decline was lower due to an increase in Chinese imports. The rate of net fleet growth slowed in 2016 as consistent with 2015, there was an increase in scrapping of older vessels due to the low market.

Impact of Exchange Rate Movements

During 2014, mainly two different periods and market conditions were seen. Aside from the Ukrainian Hryvnia and the Kazakhstani tenge devaluations against the U.S. dollar, in the beginning of 2014, there was a low volatility period where the €/$ exchange rate remained within the range of 1.35 - 1.40 and emerging countries started their recovery with evidence of adjustments. However, at the end of the second quarter of 2014, geopolitical conflicts, monetary policy divergence, very low oil prices as well as strong demand for the U.S. dollar started to have a negative impact on a number of currencies, especially in jurisdictions where ArcelorMittal operates.

[7]Sources: CTM, Clarksons Shipping Intelligence network & Dry bulk trade outlook, Fearnleys sector report dry bulk.

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

During the first half of 2016, the foreign exchange market was turbulent, resulting in capital outflow from China and the weakening of the Chinese yuan against the U.S. dollar. Quantitative easing programs were enhanced in Japan and Europe where inflation continued to be below the central banks’ expectations. The ECB increased monthly asset purchases to €80 billion and extended the purchases to safe corporate bonds, while short-term interest rates further decreased.

The outcome of the Brexit referendum triggered a move toward safety trades that prompted U.S. dollar strength, supporting the trend towards lower interest rates in the G10 countries. This risk-off climate was confirmed later with the U.S. presidential campaign; however, a sharp reversal of the market sentiment followed Donald Trump’s election, triggered by the expectation of an ambitious fiscal and investment program. As a consequence, the euro depreciated against the U.S. dollar to 1.0541 at the end of 2016 from 1.0898 at the start of the year, further driven by the reduction of the monthly asset purchase program from the European Central Bank.

Following the U.S. elections, the Mexican peso was impacted heavily by the threats of free trade agreement renegotiations, as Mexico’s first commercial partner is by far the U.S. The Mexican peso ended 2016 at 20.6545 against the U.S. dollar compared to 17.3750 at the beginning of the year. As a result of the possible removal of sanctions against Russia following the U.S. elections and the rebound in oil prices, the Russian rouble appreciated during the year from 73.1086 to 60.9999 against the U.S. dollar.

In Brazil, the market welcomed the impeachment process where charges of administrative misconduct and disregarding the federal budget were raised against President Dilma Rousseff. The pro-reform transitory government was positively received by investors and during 2016, the Brazilian real strengthened from 4.0395 to 3.2544 against the U.S. dollar. The South African rand also benefited from an improved political context and strengthened to 13.7150 from 15.5586 against the U.S. dollar during the same period.

The Kazakhstani tenge leveled off after a period of high volatility (with a high of 388.5 and a low of 336.5 during the first quarter of 2016) following the free float regime introduction in August 2015, and during the rest of 2016, it remained around 330 to 340 against the U.S. dollar.

On February 17, 2016, the Venezuelan government devalued its currency by changing the official rate of the bolivar fuerte from 6.3 to 10 per U.S. dollar. It also announced the elimination of the SICAD rate and starting February 18, 2016, the SIMADI rate (renamed DICOM) was allowed to float freely at a rate of approximately 203 bolivar fuerte per U.S. dollar. At December 31, 2016, it had depreciated to 673.76 against the U.S. dollar.

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

Trade and Import Competition

Europe[8]

During 2014, finished steel imports increased by 19.9% year-on-year to around 22.0 million tonnes with growth mainly from shipments originating from CIS and China. Though finished steel demand also strengthened, growth

[8]Source: Eurostat trade data to November 2016, estimates for December 2016.

was slower than imports at approximately 5% year-on-year. As a result, the import penetration rate for 2014 rose to 15.1%.

In 2015, strengthening industrial activity in Europe led to a 2% increase in real steel demand. However, the slowdown in global steel consumption coupled with excess capacity in China led to increased finished steel shipments into Europe, rising to around 25.2 million tonnes, as domestic prices remained relatively attractive. As a result, imports penetration increased to over 16%.

Although underlying steel demand remained healthy during 2016, ArcelorMittal estimates imports penetration increased to 17.5% as third country imports into Europe increased by approximately 18% year-on-year. This continues a trend of imports growing more strongly than domestic demand, between 2012 and 2016 Apparent Steel Consumption (“ASC”) has increased over 10% while, over the same period, finished steel imports have increased 67%, taking market share from domestic producers.

Traditionally, imports into Europe have come from CIS countries, China, Turkey and developed Asia, accounting for roughly 75% of imports over the past five years. Imports from the CIS remained broadly stable in 2016 at a share of almost 30%, while the contribution of Chinese origin imports fell during 2016 from a peak of 29% in 2015 to 22% as shipment volumes declined to approximately 6 million tonnes down from 7.2 million in 2014.  The share of other traditional importers into Europe such as developed Asia and Turkey have seen their market share pickup in 2016 to 12% and 10% respectively as imports from China have fallen. While imports from Iran remained around 4% of total imports in 2015 and 2016, this is up significantly from under 1% prior to 2014.

United States[9]

Imports rose significantly in 2014 to 30.6 million tonnes. In the same year, penetration increased to 28.4%, despite an 11.8% increase in apparent steel demand as overall steel imports were up 37.9%.

In 2015, finished steel imports fell 6.7% to 28.6 million tonnes, from a post-crisis peak of 30.6 million tonnes in 2014. However, due to the significant weakness in apparent steel demand, import penetration actually increased to over 29%, from 28.4% in 2014 and an average of 22.5% between 2007 and 2013.

During 2016, imports were relatively stable at 1.9 million tonnes per month during the first half of the year and 2 million tonnes per month during the second half of the year. Import levels were similar to the second half of 2015, but down significantly from the peak levels of around 2.7 million tonnes per month from May 2014 to April 2015 driven by healthy domestic demand, restocking activity and attractive prices in the U.S. relative to international markets.

Overall, 2016 finished steel import penetration fell to 25.4% as imports fell 17% year-on-year to 23.8 million tonnes in 2016, amid continued destocking and weak energy pipe demand causing pipes and tubes imports to decline around 35% last year. In comparison, long product imports decreased by only 8% over the peak levels seen last year, while flat products declined by around 15% year-on-year reflecting  the imposition of anti-dumping duties against a number of major exporters of hot rolled flat products.

Total imports into the U.S. (including semis) from other NAFTA countries (Canada and Mexico) in 2016 were similar to 2015 levels, accounting for an increased share of total imports at over 25%. This meant that imports from outside NAFTA fell more sharply, declining almost 20%, with the bulk from developed Asia, Brazil and EU accounting for around 50% of total imports. However, trade measures against China have resulted in shipments declining over 60% accounting for fewer than 3% of imports, down from over 6% in 2015 and a peak of 10% in 2014. The CIS origin imports remained broadly stable due to pre-existing trade restrictions against Russia and Ukraine. However, ASEAN’s contribution to U.S. imports more than doubled in 2016, to over 3.5% from around 1% in 2015, in particular due to shipments from Vietnam, which increased 330%.

Consolidation in the steel and mining industries

Consolidation transactions decreased significantly in terms of number and value in the past three years in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets.

[9]Source: U.S. Department of Commerce, customs census data up to November 2016 and import licenses for December 2016.

However, in an effort to reduce the worldwide structural overcapacity, some consolidation steps might finally happen in 2017, specifically in China and in Europe.

Steel industry consolidation has slowed down substantially in China since 2012. As a key initiative of the Chinese central government’s five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. However, that initiative is yet to produce significant tangible results. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims at simplifying approval procedures and facilitating acquisition financing for firms in sectors like steel. In June 2016, Baosteel Group and Wuhan Iron and Steel Group announced the launch of merger negotiations. Globally, the former ranked fifth in terms of crude steel production in 2015, while the latter placed 11th. After the state-controlled companies integrate their operations, they will become the world's No. 2 steelmaker. During the second half of 2016, the Chinese government approved and finally endorsed the merger of Baosteel and Wuhan Iron and Steel to form a combined entity with annual production capacity over 60 million tonnes. The new entity will be called China Steel Baowu and is expected to boast capacity larger than Germany and Britain combined.

In Europe, Tata Steel and Thyssenkrupp have confirmed that they are in discussions for the consolidation of their European steel mills. Thyssenkrupp had been signaling its interest in combining its European steel operations with those of another steel entity. In November 2016, Tata Steel announced it reached a deal to sell its UK specialty steel business to industrial metals firm Liberty House Group. In addition, during 2016, Tata sold its European Long Products division, mostly based in the U.K., to Greybull Capital and two steel mills in Scotland to Liberty House. Finally, at the end of June 2016, ArcelorMittal and Marcegaglia announced they have submitted an offer for the acquisition of Ilva, Europe’s largest steel plant, located in Taranto, Italy. On February 22, 2017, Thyssenkrupp AG announced it would sell its Brazilian steel plant to Ternium SA for €1.26 billion ($1.33 billion) and that it remained in talks with several parties about a tie-up for its European steel division.

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

Years ended December 31, 2016, 2015 and 2014

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production

The following tables provide a summary of ArcelorMittal’s performance by reportable segment for the year ended December 31, 2016, 2015 and 2014:

		Sales for the year ended December 31,[1]			Operating income (loss) for the year ended December 31,[2]
	Segment	2016 (in $ millions)	2015 (in $ millions)	2014 (in $ millions)	2016 (in $ millions)	2015 (in $ millions)	2014 (in $ millions)
	NAFTA	15,806	17,293	21,162	2,002	(705)	386
	Brazil	6,223	8,503	10,037	614	628	1,388
	Europe	29,272	31,893	39,552	1,270	171	737
	ACIS	5,885	6,128	8,268	211	(624)	95
	Mining	3,114	3,387	4,970	366	(3,522)	565
	Others and eliminations	(3,509)	(3,626)	(4,707)	(302)	(109)	(137)
	Total	56,791	63,578	79,282	4,161	(4,161)	3,034

1	Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2

Others and eliminations to segment operating income reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g. energy, logistics and shipping services) and the elimination of stock margins between segments. See table below.

	Adjustments to segment operating income and other	Year ended December 31,
		2016 (in $ millions)	2015 (in $ millions)	2014 (in $ millions)
	Corporate and shared services [1]	(71)	(10)	(132)
	Financial activities	(17)	(20)	(16)
	Shipping and logistics	(97)	(84)	(30)
	Intragroup stock margin eliminations [2]	(94)	31	109
	Depreciation and impairment	(23)	(26)	(68)
	Total adjustments to segment operating income and other	(302)	(109)	(137)

1	Includes primarily staff and other holding costs and results from shared service activities. In 2015, Corporate and shared services includes the sale of corporate assets.
2	In 2016, as compared to 2015, margins increased mainly as a result of the recovery of iron ore prices and cost reductions leading to an increase in intragroup-margin eliminations.

Sales

ArcelorMittal had sales of $56.8 billion for the year ended December 31, 2016, representing a 10.7% decrease from sales of $63.6 billion for the year ended December 31, 2015, primarily due to lower average steel selling prices which were down 9.0% and lower marketable iron ore shipments which decreased by 16.6%, partially offset by higher seaborne iron ore reference prices by 5.3%. Steel shipments for the year ended December 31, 2016 remained stable as compared to shipments for the year ended December 31, 2015. In the first half of 2016, sales of $28.1 billion decreased 17.2% from sales of $34.0 billion in the first half of 2015, primarily due to 17% lower average steel selling prices, 14% lower seaborne iron ore reference prices and a 13% decrease in marketable iron ore shipments. In the second half of 2016, sales of $28.7 billion represented a 3.1% decrease as compared to sales of $29.6 billion in the second half of 2015, primarily driven by a decrease of 1.1% in steel shipments.

ArcelorMittal had sales of $63.6 billion for the year ended December 31, 2015, representing a 19.8% decrease from sales of $79.3 billion for the year ended December 31, 2014, primarily due to lower average steel selling prices which were down 19.7%, lower seaborne iron ore reference prices which were down 43% and lower steel shipments which decreased by 0.6%, partially offset by higher market priced iron ore shipments which were up by 1.4%. In the first half of 2015, sales of $34.0 billion represented a 16.1% decrease from sales of $40.5 billion in the first half of 2014, primarily due to 18% lower average steel selling prices and 46% lower seaborne iron ore reference prices, partially offset by a 3% increase in steel shipments and a 2% increase in marketable iron ore shipments. In the second half of 2015, sales of $29.6 billion represented a 24.0% decrease as compared to sales of $38.8 billion in the second half of 2014, primarily driven by a drop in average steel prices of 21.6% and a decrease of 4.4% in steel shipments.

Cost of sales

Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), electricity, repair and maintenance costs, as well as direct labor costs, depreciation and impairment. Cost of sales for the year ended December 31, 2016 was $50.4 billion as compared to $65.2 billion for the year ended December 31, 2015. Cost of sales for the year ended December 31, 2016 was positively affected by decreased input costs, cost optimization efforts as part of the Action 2020 plan and a one-time gain of $832 million on employee benefits following the signing of the new U.S. labor contract, partially offset by impairments in the ACIS segment for $156 million mainly related to the Vanderbijlpark plant in South Africa and $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain. Cost of sales for the year ended December 31, 2015 was negatively affected by an increase in impairment on tangible and intangible assets for $4.8 billion partially offset by a decrease in depreciation and foreign exchange impacts due to the appreciation of the U.S. dollar against the major currencies. Selling, general and administrative expenses (“SG&A”) were $2.2 billion for the year ended December 31, 2016 compared to $2.5 billion for the year ended December 31, 2015. SG&A as a percentage of sales remained stable for the year ended December 31, 2016 (3.9%) as compared to 2015 (4.0%).

Cost of sales for the year ended December 31, 2015 was $65.2 billion as compared to $73.3 billion for the year ended December 31, 2014. Cost of sales for the year ended December 31, 2015 was negatively affected by an increase in impairment on tangible and intangible assets for $4.8 billion partially offset by a decrease in depreciation and foreign exchange impacts due to the appreciation of the U.S. dollar against the major currencies. Selling, general and administrative expenses (“SG&A”) were $2.5 billion for the year ended December 31, 2015 compared to $3.0 billion for the year ended December 31, 2014. SG&A increased as a percentage of sales to 4.0% of sales for the year ended December 31, 2015 as compared to 3.7% for 2014.

Operating income or loss

ArcelorMittal’s operating income for the year ended December 31, 2016 was $4.2 billion as compared with an operating loss of $4.2 billion for the year ended December 31, 2015. Operating income was positively affected by a one-time gain of $832 million on employee benefits following the signing of the new U.S. labor contract and partially offset by an impairment charge of $49 million related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain and an impairment charge of $156 million mainly related to the Vanderbijlpark plant in South Africa. Operating loss in 2015 was negatively affected by impairment charges of $4.8 billion as described below and $1.4 billion charges mainly related to the inventory losses following the rapid decline of international steel prices.

ArcelorMittal’s operating loss for the year ended December 31, 2015 was $4.2 billion as compared with operating income of $3.0 billion for the year ended December 31, 2014. Operating loss in 2015 was negatively affected by impairment charges of $4.8 billion including $0.9 billion with respect to the Mining segment goodwill and $3.9 billion related to tangible and intangible assets, of which $2.5 billion was in respect of iron ore mining operations at ArcelorMittal Liberia ($1.4 billion), Las Truchas in Mexico ($0.2 billion), ArcelorMittal Serra Azul in Brazil ($0.2 billion) and coal mining operations at ArcelorMittal Princeton in the United States ($0.7 billion) mainly due to a downward revision of cash flow projections relating to the expected persistence of a lower iron ore and coking coal price outlook. Management performed its quarterly analysis of impairment indicators in the context of high volatility in the raw material prices during 2015 and concluded that impairment indicators existed in the fourth quarter of 2015 as a result of the expected persistence of lower long term prices and strategic decisions. ArcelorMittal also recorded impairment charges of $0.3 billion, $0.3 billion and $0.2 billion with respect to the Saldanha plant in ArcelorMittal South Africa (ACIS) as a result of its revised competitive outlook, Indiana Harbor East and West in the United States (NAFTA) in connection with the deployment of asset optimization programs and the idled ArcelorMittal Point Lisas facility in Trinidad and Tobago (Brazil segment), respectively. In addition, the Company recorded  impairment charges of $0.2 billion with respect to the intended sale of the Long Carbon facilities in the United States (ArcelorMittal La Place, Steelton and Vinton) and $0.4 billion primarily in connection with the idling for an indefinite time of the ArcelorMittal Sestao plant in Spain (Europe segment). Operating loss in 2015 also included negative impacts due to inventory related losses of $1.3 billion following the rapid decline of international steel prices and litigation costs of $0.1 billion in South Africa. See note 5 to the consolidated financial statements for the critical accounting policies and uses of judgments and estimates related to the impairment of tangible and intangible assets, including goodwill.

Operating income was $1.2 billion for the first nine months of 2015 as compared to $2.5 billion for the same period in 2014, while the operating loss in the fourth quarter of 2015 was $5.3 billion as compared to operating income of $0.6 billion for the same period in 2014. The fourth quarter of 2015 was impacted by all of the impairments and charges mentioned above and $0.8 billion of inventory related losses (with $0.5 billion of inventory related losses recorded in the third quarter of 2015).

Shipments and average steel selling price

ArcelorMittal had steel shipments of 83.9 million tonnes for the year ended December 31, 2016 decreased marginally as compared to steel shipments of 84.6 million tonnes for the year ended December 31, 2015, primarily due to declines in Brazil (6.8%) and Europe (1.1%), partially offset by increases in ACIS (6.3%).

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

Average steel selling price decreased by 9.0% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Average steel selling price in the first half of 2016 decreased by 17% as compared to the first half of 2015 and increased by 0.5% in the second half of 2016 as compared to the second half of 2015.

Average steel selling price decreased by 19.7% for the year ended December 31, 2015 as compared to the year ended December 31, 2014. Average steel selling price in the first half of 2015 decreased by 18% as compared to the first half of 2014 and decreased by 21.6% in the second half of 2015 as compared to the second half of 2014.

NAFTA
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2016	2015	2014
Sales	15,806	17,293	21,162
Depreciation	549	616	706
Impairments	-	526	114
Operating income / (loss)	2,002	(705)	386

Crude steel production (thousand tonnes)	22,208	22,795	25,036
Steel shipments (thousand tonnes)	21,281	21,306	23,074

Average steel selling price (USD/tonne)	672	732	843

Sales

Sales in the NAFTA segment were $15.8 billion for the year ended December 31, 2016, representing an 8.6% decrease as compared to December 31, 2015. Sales decreased primarily as a result of the decrease in average steel selling prices by 8.2%, while steel shipments remained stable. Average selling prices decreased 15% during the first half of 2016 as compared to the first half of 2015 and 0.5% during the second half of 2016 as compared to the second half of 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and lagged pricing.

Sales in the NAFTA segment were $17.3 billion for the year ended December 31, 2015, representing a decrease of 18.3% as compared to $21.2 billion for the year ended December 31, 2014. Sales decreased primarily as a result of the decrease in average steel selling prices by 13.2% and a decrease in steel shipments by 7.7%, both of which were primarily driven by lower domestic prices impacted by weak demand and import pressures. Sales in the first half of 2015 were $9.3 billion, a 10% decrease as compared to the same period in 2014, mainly due to a 10% decrease in average steel selling prices and a 3% decrease in steel shipments. In the second half of the year, sales were $8.0 billion, a decrease of 26.3% compared to the same period in 2014, primarily driven by a 16.3% decrease in average steel selling prices and 12.6% decrease in steel shipments.

Operating income or loss

Operating income for the NAFTA segment was $2.0 billion for the year ended December 31, 2016 as compared to an operating loss of $0.7 billion for the year ended December 31, 2015. Operating income was positively affected by lower input costs, the improved performance of Calvert and a one-time $832 million gain on employee benefits following the signing of the new U.S. labor contract. Operating loss for the year ended December 31, 2015 was negatively impacted by impairment charges of $526 million and inventory related losses amounting to $0.5 billion described below.

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

Crude steel production, steel shipments and average steel selling price

Crude steel production in the NAFTA segment decreased 2.6% for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily due to the closure of Georgetown (U.S.), idling of the steel shop of Indiana Harbor Long Carbon operations (U.S.) and the divestment of LaPlace and Vinton U.S. Long Carbon facilities. Crude steel production in the NAFTA segment decreased 9% for the year ended December 31, 2015 as compared to the year ended December 31, 2014 to align with weaker demand.

Total steel shipments remained flat for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Shipments were 10.9 million tonnes in the first half of 2016, a decrease of 2% from the same period in 2015, primarily due to the divestment, idling and closure of the U.S. Long Carbon facilities mentioned above, while shipments in the second half of the year were 10.4 million tonnes, an increase of 1.7% as compared to the same period in 2015.

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

Average steel selling price decreased 8.2% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Average steel selling price decreased 15% in the first half of 2016 as compared to the same period in 2015 and by 0.5% in the second half of 2016 as compared to the same period in 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and the lag.

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

Brazil
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2016	2015	2014
Sales	6,223	8,503	10,037
Depreciation	258	336	457
Impairments	-	176	-
Operating income / (loss)	614	628	1,388

Crude steel production (thousand tonnes)	11,133	11,612	10,524
Steel shipments (thousand tonnes)	10,753	11,540	10,376

Average steel selling price (USD/tonne)	536	647	867

Sales

In the Brazil segment, sales decreased 26.8% to $6.2 billion for the year ended December 31, 2016 as compared to the year ended December 31, 2015, primarily due to 17.2% lower average steel selling prices following the depreciation of the Venezuelan Bolivar and the Argentinean peso, a decrease in steel shipments by 6.8% and unfavorable sales mix for long products in Brazil.

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

Operating income or loss

Operating income for the Brazil segment for the year ended December 31, 2016 was $614 million, a decrease of 2.3% as compared to the year ended December 31, 2015. While operating income for the year ended 2015 was negatively affected by inventory related charges of $91 million following the rapid decline of steel prices and an impairment of $176 million related to the idled ArcelorMittal Point Lisas facility, operating income for the year ended 2016 was negatively affected by lower shipments and lower average steel selling prices for the reasons described below as well as continued currency devaluation which impacted the tubular operations in Venezuela.

Operating income for the Brazil segment for the year ended December 31, 2015 was $628 million, a decrease of 54.7% as compared to the year ended December 31, 2014. The decrease was primarily due to a 25.4% decrease in average steel selling prices, write-downs of $91 million primarily related to inventories in the third and fourth quarters of 2015 following the rapid decline of steel prices and an impairment of $176 million relating to the idled ArcelorMittal Point Lisas (Trinidad and Tobago) facility, partially offset by a 11.2% increase in steel shipments. Operating income for the first half of 2015 decreased 4.4% to $566 million as compared with the first half of 2014 primarily due to lower average steel selling prices offset in part by higher steel shipments following the restart of Blast Furnace #3 at Tubarão and the improvement in the Company’s tubular operations. Operating income for the second half of 2015 was $63 million, a 92.1% decrease compared to the second half of 2014 due to the decrease in average steel selling prices (28.2%) and the impairment and write-down described above, partially offset by a 4.5% increase in shipments.

Crude steel production, steel shipments and average steel selling price

Crude steel production decreased by 4.1% to 11.1 million tonnes for the year ended December 31, 2016 as compared to the year ended December 31, 2015 as a result of weaker demand and the idling of the Trinidad and Tobago facility mentioned above.

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

Total steel shipments reached 10.8 million tonnes for the year ended December 31, 2016, which was a 6.8% decrease from steel shipments for the year ended December 31, 2015, primarily driven by weaker demand and the idling of the Trinidad and Tobago facility mentioned above.

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

Average steel selling price decreased 17.2% for the year ended December 31, 2016 as compared to the year ended December 31, 2015  primarily due to depreciation of the Venezuelan Bolivar and the Argentinean peso and an unfavorable sales mix for long products in Brazil.

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

Europe
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2016	2015	2014
Sales	29,272	31,893	39,552
Depreciation	1,184	1,192	1,510
Impairments	49	398	57
Operating income / (loss)	1,270	171	737

Crude steel production (thousand tonnes)	42,635	43,853	43,419
Steel shipments (thousand tonnes)	40,247	40,676	39,639

Average steel selling price (USD/tonne)	568	609	773

Sales

Sales in the Europe segment were $29.3 billion for the year ended December 31, 2016, representing an 8.2% decrease as compared to sales of $31.9 billion for the year ended December 31, 2015, primarily due to 6.7% lower average steel selling prices. Average selling prices decreased 12.6% during the first half of 2016 as compared to the first half of 2015 and increased 0.3% during the second half of 2016 as compared to the second half of 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and lagged pricing.

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

Operating income or loss

Operating income for the Europe segment for the year ended December 31, 2016 increased to $1.3 billion as compared to $0.2 billion for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by cost efficiency improvements and a gain of $96 million following an agreement in France to cap the annual indexation of the IRUS pension plan until 2026 and to pay a lump sum amount to cover the indexation obligation for subsequent years. These positive effects were partially offset by lower average steel selling prices and steep shipments as well as a $49 million impairment charge related to the held for sale classification of the ArcelorMittal Zaragoza facility in Spain. Operating income for the year ended December 31, 2015 was negatively affected by the items described below.

Operating income for the Europe segment for the year ended December 31, 2015 decreased to $171 million, a 76.8% decrease as compared to the year ended December 31, 2014. Operating loss for the segment was $533 million for the second half of the year, compared to operating income of $704 million for the first half of the year. Operating income was negatively impacted by (i) an impairment charge of $398 million primarily relating to the indefinite idling of the Sestao facility in Spain and the write down of carrying values for certain ArcelorMittal Downstream Solutions operations as a result of the classification as held for sale and (ii) write-downs of inventories for $0.6 billion in the second half of 2015 following the rapid decline in steel prices, partially offset by improved market conditions and realized benefits of cost optimization efforts as well as increased shipments.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the Europe segment decreased 2.8% to 42.6 million tonnes for the year ended December 31, 2016 as compared to 43.9 million tonnes for the year ended December 31, 2015, primarily due to production outages in the Fos plant (France), the disposal of ArcelorMittal Zaragoza during the third quarter of 2016 and the idling of the Sestao and the Zumarraga facilities in Spain.

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

Total steel shipments were 40.2 million tonnes for the year ended December 31, 2016, a marginal decrease of 1.1% from steel shipments for the year ended December 31, 2015 primarily due to production outages in the Fos plant (France) and the disposal of ArcelorMittal Zaragoza during the third quarter of 2016.

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

Average steel selling price decreased 6.7% for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Average selling prices decreased 12.6% during the first half of 2016, as compared to the first half of 2015 and increased 0.3% during the second half of 2016, as compared to the second half of 2015. Spot prices began improving in the second quarter of 2016 which positively impacted sales in the second half of 2016 due to lead times and lagged pricing.

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

ACIS
	Performance for the year ended December 31,
(in millions of USD unless otherwise shown)	2016	2015	2014
Sales	5,885	6,128	8,268
Depreciation	311	408	525
Impairments	156	294	-
Operating income / (loss)	211	(624)	95

Crude steel production (thousand tonnes)	14,792	14,219	14,148
Steel shipments (thousand tonnes)	13,271	12,485	12,833

Average steel selling price (USD/tonne)	395	432	576

Sales

In the ACIS segment, sales were $5.9 billion for the year ended December 31, 2016, representing a decrease of 4.0% as compared to the year ended December 31, 2015. The decrease was primarily due to an 8.6% decrease in average selling price offset by higher steel shipments by 6.3%. Sales in the first half of 2016 decreased 17.7% to $2.8 billion compared to the same period in 2015, while sales in the second half of the year were $3.1 billion, an increase of 12.9% from the same period in 2015. The decrease on the first half of 2016 is due to the decrease of the average selling price by 23.5% offset by an increase in steel shipments by 9%. The increase in the second half of 2016 is due to the increase of 10.0% in average selling prices and an increase of 3.7% in steel shipments.

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

Operating income or loss

Operating income for the ACIS segment for the year ended December 31, 2016 was $211 million, compared to operating loss of $624 million for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by better cost performance and offset by the $156 million impairments mainly related to the Vanderbijlpark plant in South Africa. Operating income for the year ended December 31, 2015 was negatively impacted by impairments and inventory related charges described below.

Operating loss for the ACIS segment for the year ended December 31, 2015 was $624 million, compared to operating income of $95 million for the year ended December 31, 2014. Operating income for the year ended December 31, 2015 was negatively impacted by a $294 million asset impairment charge mainly related to the closure of Vereeniging melt shop ($27 million) and the Saldanha facility in South Africa ($258 million), as a result of its revised competitive outlook, and charges of $239 million including $159 million primarily related to derecognition of a deferred stripping prepayment in connection with the amended iron ore supply agreement and competition cases in South Africa in the fourth quarter of 2015 and $80 million primarily related to write-downs of inventories following the rapid decline of steel prices and to retrenchment costs of $27 million in Thabazimbi and Tshikondeni in South Africa in the third quarter of 2015. Operating income for the first half of 2015 was $7 million as compared to $5 million for the same period of 2014. Operating loss for the second half of the year was $631 million as compared to operating income of $90 million for the same period in 2014. Operating income was negatively impacted by the decrease in average steel selling prices and lower shipments for both the first and second half of 2015 (as well as the impairments and write-downs in the second half of 2015) as compared to the same period of 2014, partially offset by lower costs in all three units (Ukraine, Kazakhstan and South Africa) due to currency devaluation.

Crude steel production, steel shipments and average steel selling price

Crude steel production for the ACIS segment increased 4.0% for the year ended December 31, 2016 as compared to 2015, primarily driven by better operational performance in Kazakhstan and Ukraine. Production in both CIS plants benefited from improved operational stability and production in South Africa marginally decreased due to the mini reline at the Saldanha plant and the closure of the Vereeniging melt shop.

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

Total steel shipments reached 13.3 million tonnes for the year ended December 31, 2016, representing an increase of 6.3% compared to the year ended December 31, 2015. The increase was driven by the CIS entities due to better operational performance.

Total steel shipments reached 12.5 million tonnes for the year ended December 31, 2015, representing a decrease of 2.7% compared to the year ended December 31, 2014. Steel shipments were 6.2 million tonnes in the first half of 2015, down 4% from the same period in 2014. Steel shipments for the first half of 2015 were negatively affected by lower volumes in South Africa and a weaker CIS market. Steel shipments for the second half of 2015 decreased 1% compared to the second half of 2014 due to lower steel shipments in Ukraine impacted by lower production and a weaker South Africa market in 2015, partially offset by lower volume in 2014 due to the Newcastle reline.

Average steel selling prices decreased 8.6% for the year ended December 31, 2016 as compared to the year ended December 31, 2015; this decrease affected all three units (Ukraine, Kazakhstan and South Africa). Average steel selling prices in the first half of 2016 decreased 23% and increased 10% in the second half of 2016 as compared with the same periods in 2015, primarily driven by the international prices.

Average steel selling price decreased 25% for the year ended December 31, 2015 as compared to the year ended December 31, 2014; this decrease affected all three units (Ukraine, Kazakhstan and South Africa). Average steel selling price in the first half of 2015 decreased 18% from the same period in 2014, primarily due to lower global steel prices and weak demand in both CIS and South Africa. Average steel selling price in the second half of 2015 decreased 32.4% from the same period in 2014 due to lower average steel selling prices in all three units,  impacted by lower global steel prices and weak demand in both CIS and South Africa.

	Mining
			Performance for the year ended December 31,
	(in millions of USD unless otherwise shown)	Note	2016	2015	2014
	Sales		3,114	3,387	4,970
	Depreciation		396	614	703
	Impairments		-	3,370	63
	Operating income / (loss)		366	(3,522)	565

	Own iron ore production (million tonnes)		55.2	62.8	63.9
	Iron ore shipped externally and internally at market price (million tonnes)	1,2	33.6	40.3	39.7
	Iron ore shipment - cost plus basis (million tonnes)	1	22.3	22.1	24.0

	Own coal production (million tonnes)		6.3	6.1	7.0
	Coal shipped externally and internally at market price (million tonnes)	1,2	3.4	2.8	3.9
	Coal shipment - cost plus basis (million tonnes)	1	3.4	3.2	3.3
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

		Note			Year ended December 31,
	Iron ore production (million metric tonnes)	1	Type	Product	2016	2015	2014
	Own mines
	North America	2	Open pit	Concentrate, lump, fines and pellets	35.9	39.0	37.3
	South America		Open pit	Lump and fines	3.1	3.5	4.5
	Europe		Open pit	Concentrate and lump	1.8	2.1	2.1
	Africa		Open pit / Underground	Fines	2.1	4.3	5.5
	Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	12.3	13.9	14.5
	Total own iron ore production				55.2	62.8	63.9
	Strategic long-term contracts - iron ore
	North America	3	Open pit	Pellets	6.1	6.6	8.2
	Africa	4	Open pit	Lump and fines	0.8	4.3	4.9
	Total strategic long-term contracts - iron ore				6.9	10.9	13.1

	Total				62.1	73.7	77.0

1	Total of all finished production of fines, concentrate, pellets and lumps.
2	Includes own mines and share of production from Hibbing (United States, 62.30%) and Peña (Mexico, 50%).
3	Consists of a long-term supply contract with Cliffs Natural Resources.
4

The production for year ended 2015 includes purchases under strategic agreements with Sishen Iron Ore Company (Proprietary) Limited’s (“SIOC”) Kumba and Thabazimbi mines (South Africa). On November 6, 2015, ArcelorMittal announced that an agreement had been reached with SIOC to amend the pricing mechanism terms of the current iron ore supply agreement related to Kumba from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP is calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, ArcelorMittal receives a discounted price. As a result of this amendment, the contract related to Kumba is no longer considered as a strategic contract in 2016.

		Note	Year ended December 31,
	Coal production (million metric tonnes)		2016	2015	2014
	Own mines
	North America		1.80	1.57	2.04
	Asia, CIS & Other		4.45	4.58	4.98
	Total own coal production		6.25	6.15	7.02
	Strategic long-term contracts - coal
	North America	1	-	0.14	0.37
	Africa	2	-	-	0.31
	Total strategic long-term contracts - coal		-	0.14	0.68

	Total		6.25	6.29	7.70

1	Includes strategic agreement - prices on a fixed price basis.
2	Includes long-term lease - prices on a cost-plus basis.

Sales

In the Mining segment, sales were $3.1 billion for the year ended December 31, 2016, representing a decrease of 8.1% as compared to the year ended December 31, 2015. Sales in the first half of 2016 were $1.4 billion, a decrease of 18% compared to the same period in 2015, while sales in the second half of 2016 were $1.7 billion, an increase of 2.4% from the same period in 2015.

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

Sales to external customers were $781 million for the year ended December 31, 2016, representing a decrease of 5.2% compared to the year ended December 31, 2015. Iron ore shipments were 55.9 million tonnes for the year ended December 31, 2016, representing a decrease of 10.4% as compared to 62.4 million tonnes for the year ended December 31, 2015. The decrease is primarily due to lower shipments in Mexico, Ukraine, Liberia and Canada. Iron ore shipments to external parties were 12.3 million tonnes for the year ended December 31, 2016 as compared to 13.7 million tonnes for the year ended December 31, 2015. Coal shipments were 6.8 million tonnes for the year ended December 31, 2016 as compared with 6.0 million tonnes for the year ended December 31, 2015. The increase is primarily due to higher shipments of Princeton.

The average reference iron ore price was $58.45 per tonne in 2016, $55.50 per tonne in 2015 and $96.7 per tonne in 2014 (CFR China 62% Fe, Platts Index) and the average reference price for hard coking coal increased to $143.24 per tonne in 2016, from $88.00 per tonne in 2015 and $114.44 per tonne in 2014 (FOB Australia HCC Peak Downs, Platts Index). The increase in the average reference hard coking coal price accelerated in the second half of 2016, with prices up 48.4% in the third quarter of 2016 as compared to the second quarter of 2016 and up 96.3% in the fourth quarter of 2016 as compared to the third quarter of 2016. The decrease in the average reference iron ore price accelerated in the second half of 2015, with prices down 38% compared to the second half of 2014, and down 46% in the first half of 2015 compared to the first half of 2014. However, there may not be a direct correlation between reference prices and actual selling prices in various regions at a given time.

Sales to external customers were $824 million for the year ended December 31, 2015, representing a decrease of 38% compared to the year ended December 31, 2014. Iron ore shipments were 62.4 million tonnes for the year ended December 31, 2015, representing a decrease of 2.0% as compared to 63.7 million tonnes for the year ended December 31, 2014. Iron ore shipments to external parties were 13.7 million tonnes for the year ended December 31, 2015 as compared to 14.4 million tonnes for the year ended December 31, 2014. The decrease was primarily due to lower external shipments from Brazil and Liberia partially offset by the Company’s Canadian operations. Coal shipments were 6.0 million tonnes for the year ended December 31, 2015 as compared with 7.2 million tonnes for the year ended December 31, 2014. In the second half of 2015, iron ore shipments to external customers were nearly in line with the first half.

Operating income or loss

Operating income for the Mining segment for the year ended December 31, 2016 was $366 million, compared to an operating loss of $3.5 billion for the year ended December 31, 2015. Operating income for the year ended December 31, 2016 was positively affected by improved cost performance, a decrease in depreciation following the impairments recognized in 2015 and higher average iron ore and coal reference prices. Operating loss in 2015 was negatively impacted by the decrease in seaborne iron ore and coking coal market prices noted above and included impairment charges of $3.4 billion.

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

Production

ArcelorMittal had own iron ore production of 55.2 million tonnes for the year ended December 31, 2016, a decrease of 12.1% compared to the year ended December 31, 2015. The decrease in iron ore production is primarily due to lower production in Liberia, Mexico, Ukraine and Canada. With the Company’s ongoing focus on its most competitive iron ore operations: Liberia production is currently being maintained at approximately 2 million tonnes per year and the Volcan mine in Mexico was suspended in October 2015 (2 million tonnes annual impact) and iron ore production in Ukraine has decreased to reflect a revised mine plan following a delay in accessing new tailings disposal land (approximately 1 million tonnes impact).

ArcelorMittal had own iron ore production of 62.8 million tonnes for the year ended December 31, 2015, a decrease of 1.7% compared to the year ended December 31, 2014. The decrease in iron ore production was primarily due to lower production in Kazakhstan, Brazil, Mexico and Liberia offset by increases due to higher production at the Company’s Canadian operations.

ArcelorMittal had own coking coal production of 6.3 million tonnes for the year ended December 31, 2016, an increase of 1.8% compared to the year ended December 31, 2015. The increase in coking coal production was primarily due to higher production in Princeton.

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

Income or loss from investments in associates, joint ventures and other investments

ArcelorMittal recorded income of $615 million from investments in associates, joint ventures and other investments for the year ended December 31, 2016, as compared with a loss of $502 million for the year ended December 31, 2015. The income for the year ended December 31, 2016 was primarily due to the gain on disposal of stakes in Gestamp for $329 million and Hunan Valin for $74 million as well as improved performance of the Calvert joint venture, Chinese and Spanish investees offset in part by impairments of the primary steel making assets at China Oriental.

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

Net financing costs were lower for the year ended December 31, 2016, at $2.1 billion, a 28.1% decrease compared to the year ended December 31, 2015. Net financing costs were lower for the year ended December 31, 2015, at $2.9 billion, a 15.5% decrease compared to the year ended December 31, 2014. Net interest expense (interest expense less interest income) was $1.1 billion for the year ended December 31, 2016, a decrease of 12.8% compared to the year ended December 31, 2015, primarily due to lower average cost resulting from debt repaid during the year. Net interest expense was $1.3 billion for the year ended December 31, 2015, a decrease of 13% compared to the year ended December 31, 2014 due to lower average cost resulting from debt repaid and raised during the year, despite the increased interest costs following the ratings downgrades that occurred during 2015.

Foreign exchange losses decreased to $3 million for the year ended December 31, 2016, as compared to $697 million the year ended December 31, 2015, primarily due to the stabilization of currencies in 2016 as compared to 2015 which was impacted as described below.

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

Other net financing costs (including expenses related to True Sale of Receivables, bank fees, interest on pensions and fair value adjustments of the mandatorily convertible bond and derivative instruments) were stable at $0.9 billion for the year ended December 31, 2016 and the year ended December 31, 2015. Other net financing costs were negatively affected by premiums and fees of $0.4 billion relating to early redeemed bonds in 2016 and $0.1 billion non-cash expense in connection with the issuance of shares in the context of a B-BBEE transaction in South Africa, partially offset by the fair value adjustment for the mandatory convertible bonds for $0.2 billion.

Other net financing costs (including expenses related to True Sale of Receivables, bank fees, interest on pensions and fair value adjustments of the mandatorily convertible bond and derivative instruments) were $0.9 billion for the year ended December 31, 2015, as compared to $1.3 billion for the year ended December 31, 2014, and included an expense of $79 million relating to the extension of the mandatory convertible bond. The reduction in the loss was mainly due to the change in the accretion of defined benefit obligations and other long term liabilities for $0.2 billion.

Income tax expense (benefit)

ArcelorMittal recorded an income tax expense of $1.0 billion for the year ended December 31, 2016 as compared to an income tax expense of $0.9 billion for the year ended December 31, 2015 and $0.5 billion for the year ended December 31, 2014. The deferred tax expense in 2016 includes $0.8 billion increase in projections of future taxable income in Luxembourg, $0.7 billion impact from the derecognition of deferred tax assets in Luxembourg related to revised expectations of the deferred tax assets recoverability in U.S. dollar terms, and $0.6 billion decrease following the change in tax rate in Luxembourg. The increase in 2015 as compared to 2014 is due to impairments of deferred tax assets stemming from lower future taxable results forecasts in some jurisdictions. For additional information related to ArcelorMittal’s income taxes, see note 9 to ArcelorMittal’s consolidated financial statements.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in certain jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for each of the years ended December 31, 2016, 2015 and 2014 are as set forth below:

	2016		2015		2014
	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate	Statutory income tax	Statutory income tax rate
United States	224	35.00%	(863)	35.00%	(352)	35.00%
Argentina	22	35.00%	50	35.00%	59	35.00%
France	17	28.92%	(32)	34.43%	18	34.43%
Brazil	86	34.00%	(48)	34.00%	141	34.00%
Belgium	71	33.99%	64	33.99%	(10)	33.99%
Germany	(37)	30.30%	(43)	30.30%	(82)	30.30%
Spain	(47)	25.00%	(146)	25.00%	(78)	25.00%
Luxembourg	196	26.01%	(613)	29.22%	(228)	29.22%
Mexico	53	30.00%	(55)	30.00%	9	30.00%
South Africa	(96)	28.00%	(199)	28.00%	(23)	28.00%
Canada	98	26.10%	247	26.90%	298	26.90%
Russia	-	20.00%	(1)	20.00%	(18)	20.00%
Kazakhstan	36	20.00%	(48)	20.00%	(4)	20.00%
Czech Republic	3	19.00%	9	19.00%	38	19.00%
Poland	33	19.00%	23	19.00%	25	19.00%
Romania	(11)	16.00%	(10)	16.00%	(12)	16.00%
Ukraine	20	18.00%	11	18.00%	23	18.00%
Trinidad & Tobago	66	25.00%	(83)	25.00%	(11)	25.00%
Liberia	6	25.00%	(388)	25.00%	(30)	25.00%
United Kingdom	15	17.00%	17	20.00%	55	20.00%
Others	(78)		(38)		35
Total	677		(2,146)		(147)

Note: The statutory tax rates are the (future) rates enacted or substantively enacted by the end of the respective period.

Non-controlling interests

Net loss attributable to non-controlling interests was $45 million for the year ended December 31, 2016, as compared with net loss attributable to non-controlling interests of $477 million for the year ended December 31, 2015. Net loss attributable to non-controlling interests for 2016 was primarily related to losses generated by ArcelorMittal South Africa partially offset by income generated by ArcelorMittal Mines and Infrastructure Canada and Belgo Bekaert Arames in Brazil.

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

Net loss attributable to equity holders of the parent

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2016 amounted to $1.8 billion compared to net loss attributable to equity holders of $7.9 billion for the year ended December 31, 2015 and $1.1 billion for the year ended December 31, 2014, for the reasons discussed above.

B.  Liquidity and capital resources

ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.

Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, as well as dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies is currently significant in the context of ArcelorMittal’s overall liquidity.

In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of December 31, 2016, ArcelorMittal’s cash and cash equivalents, including restricted cash of $114 million, amounted to $2.6 billion as compared to $4.1 billion as of December 31, 2015. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of December 31, 2016, as compared to available borrowing capacity of $6.0 billion under its $6.0 billion revolving credit facility as of December 2015.

As of December 31, 2016, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $13.7 billion, compared to $19.8 billion as of December 31, 2015.

Net debt (defined as long-term debt ($11.8 billion) plus short-term debt ($1.9 billion), less cash and cash equivalents and restricted cash ($2.6 billion)) was $11.1 billion as of December 31, 2016, down from $15.7 billion at December 31, 2015 comprised of long-term debt ($17.5 billion) plus short-term debt ($2.3 billion), less cash and cash equivalents and restricted cash ($4.1 billion). Net debt decreased primarily due to net proceeds from the equity offering ($3.1 billion) and the Gestamp asset sale ($1.0 billion), net cash provided by operations of $2.7 billion (including an investment in operating working capital of $1.0 billion), partly offset by capital expenditures of $2.4 billion. The proceeds from the equity offering were used to repay debt. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) at December 31, 2016 was 34% as compared to 57% at December 31, 2015.

The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings. In the context of low steel prices and challenging industry conditions, on February 3, 2015, Standard & Poor’s downgraded ArcelorMittal’s credit rating and, on December 18, 2015, it placed ArcelorMittal on negative outlook. On November 12, 2015, Moody’s downgraded ArcelorMittal and placed it on negative outlook. On November 16, 2015, while Fitch affirmed its credit rating of ArcelorMittal, it lowered its outlook to negative. Following the recovery in steel prices in the U.S. and in Europe during the first half of 2016, Moody’s increased its outlook to stable on August 16, 2016. On November 17, 2016, Standard & Poor’s revised its outlook to positive from negative for ArcelorMittal and affirmed its credit ratings of the Company. The February 2015 downgrade resulted in an increase in interest paid of $28 million in 2015 and the November 2015 downgrade similarly resulted in increased interest expense but was partially offset by the early repayments and tenders as described below.

ArcelorMittal’s $5.5 billion revolving credit facility, which incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The agreement also requires compliance with a financial covenant, as summarized below.

The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the ArcelorMittal group for a Measurement Period, subject to certain adjustments as set out in the facility) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1, whereas one facility has a ratio of 4.0 to 1. As of December 31, 2016, the Company was in compliance with both ratios.

Non-compliance with the covenants in the Company’s borrowing agreements would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of December 31, 2016 and December 31, 2015.

As of December 31, 2016, ArcelorMittal had guaranteed approximately $0.1 billion of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.

The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of December 31, 2016.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of December 31, 2016		2017	2018	2019	2020	2021	>2021	Total
Bonds		0.6	1.4	1.6	1.8	1.3	4.8	11.5
Long-term revolving credit lines	1	-	-	-	-	-	-	-
- $2.3 billion tranche of $5.5 billion revolving credit facility	1	-	-	-	-	-	-	-
- $3.2 billion tranche of $5.5 billion revolving credit facility	1	-	-	-	-	-	-	-
Other loans and commercial paper		1.3	0.1	0.3	0.1	0.1	0.3	2.2
Total gross debt		1.9	1.5	1.9	1.9	1.4	5.1	13.7

The following table summarizes the amount of credit available as of December 31, 2016, under ArcelorMittal’s $5.5 billion revolving credit facility:

Credit lines available	Facility amount	Drawn	Available
$2.3 billion tranche of $5.5 billion revolving credit facility	$2.3	-	$2.3
$3.2 billion tranche of $5.5 billion revolving credit facility	$3.2	-	$3.2
Total committed lines	$5.5	-	$5.5

The average debt maturity of the Company was 7 years as of December 31, 2016, as compared to 6.2 years as of December 31, 2015.

Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of December 31, 2016, including the breakdown between fixed rate and variable rate debt, is set forth in note 6 to the consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 6 to the consolidated financial statements.

Financings

The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal’s short-term and long-term indebtedness is provided in note 6 to the consolidated financial statements.

Principal credit facilities

On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of December 31, 2016, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this facility in the framework of its cash management.

On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012, to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility, which matures on September 30, 2018.

2016 capital markets transactions

On September 23, 2016, pursuant to cash tender offers, ArcelorMittal purchased:

•         $420 million of its U.S. dollar denominated 6.125% Notes due June 1, 2018 (the “USD 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $457 million. Following this purchase, $644 million principal amount of the USD 2018 Notes remained outstanding.

•         $241 million of its U.S. dollar denominated 9.85% Notes due June 1, 2019 (the “USD 2019 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $301 million. Following this purchase, $851 million principal amount of the USD 2019 Notes remained outstanding.

•         $63 million of its U.S. dollar denominated 5.125% Notes due June 1, 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $68 million. Following this purchase, $324 million principal amount of the June 2020 Notes remained outstanding.

•         $228 million of its U.S. dollar denominated 5.25% Notes due August 5, 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $253 million. Following this purchase, $626 million principal amount of the August 2020 Notes remained outstanding.

•         $421 million of its U.S. dollar denominated 5.50% Notes due March 1, 2021 (the “2021 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of $469 million. Following this purchase, $756 million principal amount of the 2021 Notes remained outstanding.

The 6.250% Notes due February 5, 2022 (the “2022 Notes”) were included in the cash tender offer, but none of the tendered Notes were accepted.

On June 29 and July 14, 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         $113 million of its U.S. dollar denominated June 2020 Notes for a total aggregate purchase price (including premiums and accrued interest) of $119 million. Following this purchase, $387 million principal amount of the June 2020 Notes remained outstanding.

•         $147 million of its U.S. dollar denominated August 2020 Notes for a total aggregate purchase price (including premiums and accrued interest) of $160 million. Following this purchase, $853 million principal amount of the August 2020 Notes remained outstanding.

•         $323 million of its U.S. dollar denominated 2021 Notes for a total aggregate purchase price (including premiums and accrued interest) of $347 million. Following this purchase, $1,177 million principal amount of the 2021 Notes remained outstanding.

On June 3, 2016, at maturity, ArcelorMittal repaid its €1 billion 9.375% unsecured bonds.

On May 20, 2016, ArcelorMittal redeemed its U.S. dollar denominated $1.4 billion 4.5% Notes due February 25, 2017, prior to their scheduled maturity for a total amount of $1,466 million, including premium and accrued interest.

In May 2016, pursuant to cash tender offers, ArcelorMittal purchased $408 million  of its USD 2019 Notes for a total aggregate purchase price (including premiums and accrued interest) of $498 million. Following this purchase, $1,092 million  principal amount of the USD 2019 Notes remained outstanding.

In April 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         $437 million of its U.S. dollar denominated USD 2018 Notes for a total aggregate purchase price (including premiums and accrued interest) of $467 million. Following this purchase, $1,063 million principal amount of USD 2018 Notes remained outstanding.

•         €460 million of its euro denominated 4.625% Notes due November 17, 2017 (the “Euro 2017 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €511 million. Following this purchase, €540 million principal amount of Euro 2017 Notes remained outstanding.

•         €166 million of its euro denominated 4.50% Notes due March 29, 2018 (the “Euro 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €181 million. Following this purchase, €334 million principal amount of the Euro 2018 Notes remained outstanding.

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

Commercial paper program

ArcelorMittal has a commercial paper program enabling borrowings of up to €1 billion. As of December 31, 2016, the outstanding amount was $392 million, compared to $71 million as of December 31, 2015.

Other loans and facilities

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of $300 million, maturing on December 20, 2016. The facility was repaid at maturity.

On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly in France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2016, the facility remains fully available.

On July 15, 2010, the Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments. The full amount of €250 million was drawn on September 27, 2011 and repaid at maturity on September 27, 2016.

On May 23, 2016, ArcelorMittal USA LLC signed a $1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Borrowings under the facility are secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility may  be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2016, $0.5 billion was drawn.

During the six months ended June 30, 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended in 2015 and 2016. As of December 31, 2016, the facilities, totaling approximately $0.7 billion, remain fully available.

True sale of receivables (“TSR”) programs

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)) for an aggregate amount of $5,222 million as of December 31, 2016. This amount represents the maximum amount of unpaid receivables that may be sold and outstanding at any given time. Of this amount, the Company has utilized $4,708 million and $4,580 million, as of December 31, 2016 and 2015, respectively. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2016, 2015 and 2014 was $33.5 billion, $33.1 billion and $37.8 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 were $106 million, $116 million and $150 million, respectively.

Earnings distribution

On February 13, 2015, ArcelorMittal’s Board of Directors announced a gross dividend payment of $0.20 per share. The dividend was approved by the shareholders at the annual general meeting of shareholders held on May 5, 2015, and the dividend was paid in full on June 15, 2015.

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal was approved by the shareholders at the annual general meeting held on May 4, 2016. The Company has indicated that a dividend will not be proposed until its leverage has further improved.

ArcelorMittal held 7,222,439 shares in treasury as of December 31, 2016, as compared to 8,581,090 shares as of December 31, 2015. As of December 31, 2016, the number of shares held by the Company in treasury represented approximately 0.24% of the Company’s total issued share capital.

Pension/OPEB liabilities

The defined benefit liabilities for employee benefits decreased $1.0 billion to $8.1 billion as of December 31, 2016, as compared to $9.1 billion as of December 31, 2015. The decrease is mainly due to the ratification of the new labor agreement by the United Steelworkers “USW” in June 2016 with changes mainly to healthcare post-retirement benefits in ArcelorMittal USA resulting in a gain of $832 million, return on plan assets and other actuarial assumptions, partially offset by an increase due to the decreased discount rates during 2016. For additional information with respect to the Company’s pension plan and OPEB liabilities, including a breakdown by region and by type of plan, see note 7.2 to the consolidated financial statements.

Sources and uses of cash

Years ended December 31, 2016, 2015 and 2014

The following table presents a summary of cash flow of ArcelorMittal:

Summary of cash flow	For the year ended December 31,
(in $ millions)	2016	2015	2014
Net cash provided by operating activities	2,708	2,151	3,870
Net cash used in investing activities	(1,143)	(2,170)	(3,077)
Net cash (used in) provided by financing activities	(2,926)	395	(2,750)

Net cash provided by operating activities

For the year ended December 31, 2016, net cash provided by operating activities increased to $2.7 billion, as compared with $2.2 billion for the year ended December 31, 2015. The increase in net cash provided by operating activities is mainly due to decreased costs, a decrease in interest paid following the debt repayments as discussed below, partially offset by an investment in “operating working capital” of $1.0 billion which represents changes in cash flows for trade accounts receivable ($0.4 billion), inventories ($2.1 billion) and trade accounts payable and other ($1.4 billion).

For the year ended December 31, 2015, net cash provided by operating activities decreased to $2.2 billion, as compared with $3.9 billion for the year ended December 31, 2014, mainly due to an operating working capital investment. Net cash provided by operating activities for the year ended December 31, 2015 included an investment in operating working capital for $0.4 billion, including a $0.3 billion decrease in accounts receivable and $0.3 billion decrease in inventories, partially offset by an increase in trade payables of $1.0 billion.

Net cash used in investing activities

Net cash used in investing activities was $1.1 billion for the year ended December 31, 2016 as compared to $2.2 billion for the year ended December 31, 2015. This decrease is mainly related to cash inflows from other investing activities which includes $1.0 billion proceeds from the sale of ArcelorMittal’s stake in Gestamp, $0.2 billion proceeds from the sale of ArcelorMittal’s stake in Hunan Valin, $0.1 billion proceeds from the sale of ArcelorMittal

Zaragoza and $0.1 billion proceeds from the sale of Long Carbon facilities in the U.S., LaPlace and Vinton. These cash inflows are offset by capital expenditures of $2.4 billion for the year ended December 31, 2016, a decrease from $2.7 billion for the year ended December 31, 2015.

ArcelorMittal’s major capital expenditures in the year ended December 31, 2016 included the following projects: the Indiana Harbor footprint optimization project in NAFTA; an upgrade HSM and new furnace in Gent and annealing line transformation in Liège; the conversion of the current galvanizing line #4 in ArcelorMittal Dofasco to a Galvalume line; the meltshop expansion in Juiz de Fora; the HRM extension and HDG increase at ArcelorMittal Krakow; the construction of a new rolling mill in Acindar and the expansion project in Liberia. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects” for a summary of these and other projects.

Net cash used in investing activities was $2.2 billion for the year ended December 31, 2015 as compared to $3.1 billion for the year ended December 31, 2014. This decrease is mainly related to a decrease in capital expenditures, which amounted to $2.7 billion for the year ended December 31, 2015 as compared to $3.7 billion for the year ended December 31, 2014. Net inflows from other investing activities amounted to $0.5 billion including an inflow of  $0.2 billion for the sale of tangible assets (including the Liberté  building in Luxembourg), $0.1 billion from the exercise of the fourth put option on Hunan Valin shares and $0.1 billion for cash collateral received. In 2015, capital expenditure of $2.7 billion included $2.2 billion related to non-growth projects (including health and safety investments) and $0.5 billion dedicated to growth projects mainly in Mining. ArcelorMittal’s major capital expenditures in the year ended December 31, 2015 included the following major projects: wire rod production expansion in Monlevade; the construction of a heavy gauge galvanizing line to optimize galvanizing operations in ArcelorMittal Dofasco rebar; the meltshop expansion in Juiz de Fora; the HRM extension and HDG increase at ArcelorMittal Krakow; the construction of a new rolling mill in Acindar and the expansion project in Liberia.

In 2017, capital expenditure is expected to be approximately $2.9 billion. See “Item 4.D—Information on the Company—Property, plant and equipment—Capital expenditure projects”.

Net cash (used in) provided by financing activities

Net cash used by financing activities was $2.9 billion for the year ended December 31, 2016, as compared to net cash provided by financing activities of $0.4 billion in 2015. The increase in cash used in financing activities was primarily due to $6.0 billion net payments/proceeds for short and long-term debt, partially offset by the $3.1 billion proceeds from the Company’s equity offering. For further details, see “Liquidity and capital resources” above.

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

Dividends paid to non-controlling shareholders in subsidiaries during the year ended December 31, 2016 was $61 million. Dividends paid during the year ended December 31, 2015 were $0.4 billion, including $331 million paid to ArcelorMittal shareholders and $85 million paid to non-controlling shareholders in subsidiaries. Dividends paid during the year ended December 31, 2014 were $0.5 billion, including $328 million paid to ArcelorMittal shareholders, $22 million paid to holders of subordinated perpetual capital securities and $108 million paid to non-controlling shareholders in subsidiaries.

Equity

Equity attributable to the equity holders of the parent increased to $30.1 billion at December 31, 2016, as compared to $25.3 billion at December 31, 2015, primarily due to net income attributable to the equity holders of the parent of $1.8 billion and the equity offering for $3.1 billion. See note 10 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2016.

Equity attributable to the equity holders of the parent decreased to $25.3 billion at December 31, 2015, as compared to $42.1 billion at December 31, 2014, primarily due to a $8.2 billion decrease in the foreign exchange translation reserve as a result of the depreciation of most currencies against the U.S. dollar, $0.1 billion of recognized actuarial losses, a $0.3 billion decrease in the revaluation reserve on derivative instruments and available-for-sale securities, the net loss attributable to the equity holders of the parent of  $7.9 billion and dividend payments of $0.3 billion. See note 10 to ArcelorMittal’s consolidated financial statements for the year ended December 31, 2016.

C.    Research and Development, Patents and Licenses

Costs relating to research and development, patents and licenses were not significant as a percentage of sales. Research and development costs expensed (and included in selling, general and administration expenses) in  2016, 2015 and 2014, amounted to $239 million, $227 million and $259 million, respectively.

D.    Trend Information

All of the statements in this “Trend Information” section are subject to and qualified by the information set forth under the “Cautionary Statement Regarding Forward-Looking Statements”. See also “Item 5—Operating and financial review and prospects—Key factors affecting results of operations”.

Outlook

Global apparent steel consumption (“ASC”) is estimated to have expanded by 1% in 2016. Based on the current economic outlook, ArcelorMittal expects global ASC to grow further in 2017 by between 0.5% and 1.5%. By region: ASC in the U.S. declined in 2016 by approximately 1.0% to 1.5%, driven in large part by a significant destock in the second half of 2016. However, underlying demand continues to expand and the expected absence of a further destock in 2017 should support ASC growth in the U.S. of approximately 3.0% to 4.0% in 2017. In Europe, ArcelorMittal expects the pick-up in underlying demand to continue, supported by the strength of the automotive end market, but apparent demand is expected to grow modestly by 0.5% to 1.5% in 2017 (versus growth of 1.5% to 2.0% in 2016).  In Brazil, following the significant decline in ASC in 2016 (13.0% to 13.5%) ASC is expected to grow by 3% to 4% in 2017 as the economy mildly recovers as consumer confidence returns. In the CIS, following an ASC decline of 3.5% to 4.0% in 2016, the region should stabilize in 2017 with ASC similar to 2016 levels (decline from a negative 0.5% to a positive 0.5%). In China, following ASC growth of 1% to 1.5% in 2016, demand is expected to stabilize in 2017 (decline of around 0% to 1.0%) as the ongoing weakness in the real estate sector is expected to be offset in part by robust infrastructure and automotive end markets.

Capital expenditure spend in 2017 is expected to increase to $2.9 billion (from $2.4 billion in 2016) as the Company seeks to capitalize on opportunities to grow value and returns. In addition, interest expense is expected to decline to $0.9 billion (as compared to $1.1 billion in 2016); while cash payments for taxes and contributions to fund pensions are expected to increase by $0.2 billion. As a result, the Company expects these cash requirements of the business in 2017 to increase to $5.0 billion (from $4.5 billion in 2016). The Company expects the working capital needs of the business to be largely determined by price developments during the course of the year.

Own iron ore production for the mining segment is expected to increase in 2017 with the transition to the Gangra deposit in Liberia (project under review and subject to Board of Directors approval - additional production to potentially reach 3 million tonnes per year, representing an increase of 1 million tonnes per year as compared to 2016, until full ramp up to 5 million tonnes per year in 2018) and the restart of the Volcan mine in Mexico in the first quarter of 2017 for the remainder of 2017 due to economical extraction (additional 2 million tonnes) and production recovery in Ukraine following resolution of issues described above.

The Board of Directors has reviewed the progress made in 2016, and although not concerned by the sustainability of the Company’s performance, it nevertheless wants to see further progress. As such, deleveraging remains the near-term priority for surplus cash flow and the Board of Directors decided against proposing a dividend from 2016 earnings.

E.    Off-Balance Sheet Arrangements

ArcelorMittal has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    Tabular Disclosure of Contractual Obligations

ArcelorMittal has various purchase commitments for materials, supplies and items of permanent investment incidental to the ordinary course of business. As of December 31, 2016, ArcelorMittal’s management believes that these commitments are not in excess of current market prices and reflect normal business operations.

ArcelorMittal had outstanding, as of December 31, 2016, various long-term obligations that will become due in 2017 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. The table below shows, by major category of commitment and obligations outstanding as of December 31, 2016, ArcelorMittal’s current estimate of their annual maturities (undiscounted except for environmental and asset retirement obligations).

(amounts in $ millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Obligations—scheduled repayments—note 6.1.2 to the consolidated financial statements	13,674	1,885	3,395	3,247	5,147
Operating Lease Obligations—note 8.3 to the consolidated financial statements	1,312	279	422	267	344
Environmental Commitments and asset retirement obligations—note 8.1 and note 8.2 to the consolidated financial statements[1]	1,103	78	260	164	601
Purchase Obligations—note 8.3 to the consolidated financial statements	24,432	6,660	6,742	3,953	7,077
Funding Contribution to the pension and post-employment plans [2]	506	506	-	-	-
Scheduled interest payments	6,950	778	1,325	926	3,921
Other Long-Term Liabilities	236	-	81	40	115
Acquisition/Investment Commitments—note 8.3 to the consolidated financial statements	466	212	158	96	-
Total	48,679	10,398	12,383	8,693	17,205

_________________

1                     ArcelorMittal may be subject to additional environmental liabilities not included in the table above.

2                     The funding contributions to the pension and post-retirement plans are presented for the following year and to the extent known.

Estimated payments for long-term obligations have been determined by ArcelorMittal based on payment schedules for those long-term obligations where set payments exist. For long-term obligations with no set payment schedules, estimates have been made by ArcelorMittal based on the most likely timing of cash payments based on the facts and circumstances that exist as of December 31, 2016. Also included are liabilities related to environmental matters, which are further discussed in notes 8.1and 8.2 to the consolidated financial statements. For further details on commitments, please refer to note 8.3 to the consolidated financial statements.

G.    Safe Harbor

All information that is not historical in nature and disclosed under “Item 5—Operating and financial review and prospects” is deemed to be a forward-looking statement. See “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 12 member Board of Directors. The Board’s Audit & Risk Committee and Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) are each comprised exclusively of independent directors.

The annual general meeting of shareholders on May 4, 2016 acknowledged the expiration of the terms of office of Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks and Mr. Jeannot Krecké.

At the same meeting, the shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks and Mr. Jeannot Krecké for a new term of three years each. The shareholders also elected Mr. Karel de Gucht for a three-year term.

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

Mr. Lewis B. Kaden is the Lead Independent Director. In the most recent assessment of the Company’s leadership structure, the ARCG Committee reviewed the key duties and responsibilities of the Company’s Chairman and Chief Executive Officer and its Lead Independent Director as follows:

Chairman	Lead Independent Director
* Chairs the Board of Directors and shareholders’ meetings	* Provides independent leadership to the Board of Directors
* Works with the Lead Independent Director to set agenda for the Board of Directors and review schedule of the meetings	* Presides at executive sessions of independent directors
* Serves as a public face of the Board of Directors and of the Company	* Advises the Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate
* Serves as a resource for the Board of Directors	* Coordinates the activities of the other independent directors
* Guides discussions at the Board of Directors meetings and encourages directors to express their positions	* Oversees Board of Directors' governance processes, including succession planning and other governance-related matters
* Communicates significant business developments and time-sensitive matters to the Board of Directors	* Liaison between the Chairman and the other independent directors
* Is responsible for managing day-to-day business and affairs of the Company	* Calls meetings of the independent directors when necessary and appropriate
* Interacts with the CEO Office and Executive Officers of the Company and frequently meets stakeholders and provides feedback to the Board of Directors	* Leads the Board of Directors’ self-evaluation process and such other duties as are assigned from time to time by the Board of Directors

The members of the Board of Directors are set out below:

	Name	Age[4]	Date of joining the Board[5]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	66	May 1997	May 2017	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 1 2 3	74	April 2005	May 2017	Lead Independent Director
	Vanisha Mittal Bhatia	36	December 2004	May 2019	Director
	Narayanan Vaghul1 3	80	July 1997	May 2018	Director
	Wilbur L. Ross1 3	79	April 2005	May 2018	Director
	Jeannot Krecké	66	January 2010	May 2019	Director
	Suzanne P. Nimocks2 3	57	January 2011	May 2019	Director
	Bruno Lafont1 3	60	May 2011	May 2017	Director
	Tye Burt2 3	59	May 2012	May 2018	Director
	Michel Wurth	62	May 2014	May 2017	Director
	Karyn Ovelmen1 3	53	May 2015	May 2018	Director
	Karel de Gucht1 3	62	May 2016	May 2019	Director

1	Member of the Audit & Risk Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Non-executive and independent director.
4	Age as of December 31, 2016.
5	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

Mr. Antoine Spillmann stepped down from the Board in May 2016.

Anne van Ysendyck is the Group General Counsel and Company Secretary and, accordingly, acts as secretary of the Board of Directors.

Lakshmi N Mittal, 66, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and Airbus N.V (previously EADS NV). He is a member of the Foreign Investment Council in Kazakhstan, the World Economic Forum’s International Business Council and the World Steel Association’s Executive Committee. He also sits on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s steel producer at the time. In 2006, he orchestrated Mittal Steel and Arcelor’s merger to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times,

‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia. Mr. Mittal is a citizen of India.

Lewis B. Kaden, 74, Lead Independent Director of ArcelorMittal, member of the Audit & Risk Committee and chairman of the Appointments, Remuneration and Corporate Governance Committee. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He is currently the John Harvey Gregory Lecturer on World Organization at Harvard University. Mr. Kaden was Vice Chairman of Citigroup between 2005 and 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and of the Trilateral Commission being a moderator of the Business-Labor Dialogue. He is a Faculty Affiliate of the Moussavar - Rahmani Center on Business and Government at the Harvard Kennedy School of Government and Senior Fellow of the Program on Corporate Governance and the Center on the Legal Profession at Harvard Law School. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 36, is a non-independent Director of ArcelorMittal. She was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004, where she worked in the Procurement department.  She joined Aperam in April 2011 and is the Chief Strategy Officer. She has a Bachelor of Sciences from the European Business School. She is also the daughter of Mr. Lakshmi N. Mittal. Mrs. Mittal Bhatia is a citizen of India.

Narayanan Vaghul, 80, is a non-executive and independent Director of ArcelorMittal as well as the chairman of the Audit & Risk Committee. He has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University and a Board member of Mahindra & Mahindra. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 79, is a non-executive and independent Director of ArcelorMittal and a member of the Audit & Risk Committee. He is also the Chairman of Nexeo Solutions, Inc., a large global chemical and plastics distributor, which is listed on NASDAQ. He is Vice Chairman of the Bank of Cyprus which is listed on the Cyprus and Athens Stock Exchanges and is a Director of Sun Bancorp (an “Over the Counter” - OTC entity), and of Exco, which is listed on the New York Stock Exchange. Mr. Ross has a number of non-profit affiliations. He is on the Board of the Yale School of Management and the Harvard Business School Dean's Advisory Board. Mr. Ross is Chairman of the Japan Society and of the Economic Studies Council of the Brookings Institution, of which he is also a Trustee. He is the President of the American Friends of the Magritte Museum and a member of the International Council of the Musée des Arts Décoratifs. He also is a Trustee of the Palm Beach Retirement Funds, the Palm Beach Preservation Foundation and the Palm Beach Civic Association. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 66, is a non-executive and non-independent Director of ArcelorMittal. He started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He enrolled in various courses, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké retained the portfolio of Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr. Krecké represented the Luxembourg government at the Council of Ministers of the EU in the Internal Market and Industry sections of its Competitiveness configuration as well as in the Economic and Financial Affairs Council and in the Energy section of its Transport, Telecommunications and Energy configuration. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the CEO of Key International Strategy Services. He is a member of the boards of JSFC Sistema, of East West United Bank, of China Construction Bank Europe, of Calzedonia Finanziara S.A., Jan De Nul S.A. and Novenergia Holding Company S.A. Mr. Krecké is a citizen of Luxembourg.

Suzanne P. Nimocks, 57, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. She was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities beginning in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a board member for Encana Corporation, Rowan Companies Plc, and Owens Corning, all listed companies. Encana is a major natural gas exploration and production company, Rowan Companies provides drilling services for the oil and gas industry and Owens Corning is a manufacturer of building products. In the non-profit sector, she is a member of the board of directors of the Houston Zoo and serves as a Trustee of the Texas Children’s Hospital. Mrs. Nimocks is a citizen of the United States of America.

Bruno Lafont, 60, is a non-executive and independent Director of ArcelorMittal and a member of the Audit & Risk Committee. He began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and, thereafter, Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer in January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007.  In July 2015, Bruno Lafont was appointed co-Chairman of the Board of Directors of LafargeHolcim and Honorary Chairman of Lafarge. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the ERT (European Roundtable of Industrialists) and the Sustainable Development Commission of the MEDEF (Mouvement des Entreprises de France), the French Employers Association. He is a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) and a Board member of the AFEP (French large companies association). He is also a Special Adviser to the Mayor of Chongqing (China) and a Board Member of EDF. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 59, is a non-executive and independent Director of ArcelorMittal and a member of the Appointments, Remuneration and Corporate Governance Committee. He was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is the Chairman of Urthecast Corp., a Canadian TSX-listed company in the aerospace technology business. The company is focused on the business of streaming color images of the Earth from a suite of the company-owned satellites. He is also the Chair and Principal at Carbon Arc Capital Investments Corp. and the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. Mr. Burt is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors and is Vice-Chair of the Governors of the Royal Ontario Museum Foundation. He is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Michel Wurth, 62,   is a non-independent director of ArcelorMittal. He joined Arbed in 1979 and held a variety of functions before joining the Arbed Group Management Board and becoming its chief financial officer in 1996. The merger of Aceralia, Arbed and Usinor, leading to the creation of Arcelor in 2002, led to Mr. Wurth’s appointment as senior executive vice president and CFO of Arcelor. He became a member of ArcelorMittal’s Group Management Board in 2006, responsible for Flat Carbon Europe, Global R&D, Distribution Solutions and Long Carbon Worldwide, respectively. Michel Wurth retired from the GMB in April 2014 and was elected to ArcelorMittal’s board of directors in May 2014. He holds a Law degree from the University of Grenoble, France, and a degree in Political Science from the Institut d’Études Politiques de Grenoble as well as a Master’s of Economics from the London School of Economics, UK. Michel Wurth is also doctor of laws honoris causa of the Sacred Heart University, Luxembourg. Michel Wurth has served as Chairman of the Luxembourg Chamber of Commerce since 2004. He is also non-executive Chairman of Paul Wurth S.A. and of BIP Investment Partners and non-executive Director of BGL BNP Paribas S.A., of SMS Group and of Brasserie Nationale. Paul Wurth S.A. is controlled by SMS Group, a leading equipment and engineering supplier for the steel and non-ferrous metal producing industry. BIP Investment Partners is a Luxembourg based company, mainly invested in private equity, BGL BNP Paribas is a Luxembourg bank, majority owned by BNP of France and Brasserie Nationale is a privately owned brewery based in Luxembourg. Mr. Wurth is a citizen of Luxembourg.

Karyn Ovelmen, 53, is a non-executive and independent director of ArcelorMittal and a member of the Audit & Risk Committee. She is the Executive Vice President and Chief Financial Officer of Flowserve, a leading provider of flow control products and services for the global infrastructure market, a position that she has held since June 2015. Most recently she also served as Chief Financial Officer and Executive Vice President of LyondellBasell Industries NV from 2011 to May 2015, as Executive Vice President and Chief Financial Officer of Petroplus Holdings AG from May 2006 to September 2010 and as Executive Vice President and Chief Financial Officer of Argus Services Corporation from 2005 to 2006. Prior to that, she was Vice President of External Reporting and Investor Relations for Premcor Refining Group Inc. She also spent 12 years with PricewaterhouseCoopers, primarily serving energy industry accounts. Mrs. Ovelmen holds a Bachelor of Arts degree from the University of Connecticut, USA, and is a Certified Public Accountant ("CPA"). Mrs. Ovelmen is a citizen of the United States of America.

Mr. Karel de Gucht, 62, is a non-executive and independent director and was the European Commissioner for Trade in the 2nd Barroso Commission (2010-2014) and for Development and Humanitarian Aid in the 1st Barroso Commission (2009-2010). He was Minister of Foreign Affairs (2004-2009) and Vice Prime Minister (2008-2009) of Belgium. In addition, he was the Chairman in Office of the Organization for Security and Cooperation in Europe (OSCE) (2006) and Member of the Security Council of the United Nations (2007-2008). He is a Professor of Law at VUB (the Dutch-speaking Free University of Brussels), a member of the Advisory Board of CVC Capital Partners, a member of the board of directors of Proximus NV (Telecom) and the president of the Board of IES, the Brussels Institute of European Studies. Mr. de Gucht holds a Master of Law degree from the VUB. Mr. de Gucht is a Belgian citizen.

Senior management

On December 15, 2015, the Company announced that it would simplify its management structure in-line with the ongoing drive to promote a performance-driven culture, empowering the segments to deliver optimum business results. As a result the GMB, which was established to ensure a smooth integration following the creation of ArcelorMittal, was replaced, effective January 1, 2016, with a more flexible structure. As of December 31, 2016, ArcelorMittal’s senior management is comprised of the CEO Office supported by six other Executive Officers. ArcelorMittal’s CEO Office is comprised by the Chief Executive Officer (“CEO”), Mr. Lakshmi N. Mittal and the Chief Financial Officer (“CFO”), Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions.

	Name	Age[1]	Position
	Lakshmi N. Mittal	66	Chairman and Chief Executive Officer of ArcelorMittal
	Aditya Mittal	40	Chief Financial Officer of ArcelorMittal, Investor Relations, and Chief Executive Officer of ArcelorMittal Europe
	Brian Aranha	61	Executive vice president, head of strategy, CTO, R&D, CCM, and global automotive
	Henri Blaffart	61	Executive vice president, group head of HR and corporate services
	Jefferson de Paula	58	Executive vice president, CEO ArcelorMittal South America Long
	Robrecht Himpe	58	Executive vice president, president and CEO AM/NS Calvert, CEO ArcelorMittal North America
	Geert Van Poelvoorde	51	Executive vice president, CEO ArcelorMittal Europe Flat
	Simon C. Wandke	57	Executive vice president, CEO ArcelorMittal Mining

1	Age as of December 31, 2016.

Lakshmi N. Mittal (See “–Board of Directors”).

Aditya Mittal, 40, Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonnes plus steel company. He serves on the board of Aperam, is a board member of Hindustan Mittal Energy Limited (HMEL), is a Board member at the Wharton School and a Board member at Iconiq Capital. He is also a trustee at Brookings Institute and an alumni of the World Economic Forum Young Global Leader’s Programme. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Brian Aranha, 61, is a member of the group management committee, an ArcelorMittal executive vice president, Head of Strategy, Chief Technology Officer, R&D, Corporate Commercial and Marketing, and Global Automotive. He is also in charge of automotive joint ventures in China and India. He joined Dofasco in 1979 as a member of the company's research and development department. In 1989, he was appointed to the American Iron & Steel Institute (AISI) in Washington, D.C. and in 1991, he was part of a Canadian consortium, conducting a study for the World Bank on restructuring the Polish steel industry. In 1992, Mr. Aranha returned to Dofasco as project manager responsible for the delivery improvement team. In 1993, he was appointed general manager of quality systems and became purchasing assistant director in 1998. He took on the role of director of automotive business in 2001, a position that he held until being named vice president of commercial in 2003. Mr. Aranha took up additional responsibilities as vice president of NAFTA automotive, after integration into ArcelorMittal in 2007. He moved to Flat Carbon Europe in 2008 as chief marketing officer of industry and in 2009 became Chief Marketing Officer Flat Carbon Europe for all sales as well as head of Global Automotive. After a return to NAFTA in 2012, he was in charge of Commercial Integration and Global Automotive. He holds a Bachelor of applied sciences and engineering from the University of Toronto. Mr. Aranha is a citizen of Canada.

Henri Blaffart, 61, is a member of the group management committee. He was appointed head of corporate services (including currently communication, corporate responsibility, legal, capital goods, shipping and, IT) in January 2014, in addition to his role as head of human resources (HR) for the Group, which he took on in April 2013. Before taking up his position at corporate level, Mr. Blaffart was head of HR for the Company’s Flat Carbon Europe segment and a member of the segment management committee, a position he took up in April 2010. Previously he was CEO of ArcelorMittal Lorraine in France, having first been head of primary for the same operation. Mr. Blaffart joined the Cokerill Sambre group in 1982 in its construction business unit. He has held different positions in the Cokerill Sambre group, including CEO of operational units. After the merger between Usinor and Cokerill Sambre Group, he held a number of other positions in the company including R&D director for construction and CEO of the former Arcelor's research division. He  is a civil engineer from the University of Liège and holds a masters degree in general management from the Ecole D'entreprise pour le Perfectionnement au Management in Belgium. Mr. Blaffart is a citizen of Belgium.

Jefferson de Paula, 58, is a member of the group management committee and joined the group in 1993 as general manager of Belgo Mineira’s Vitória plant in Brazil. In 2001, he moved to Acindar in Argentina as executive industrial vice president, steel business. He was appointed industrial and commercial vice president of Acindar in 2006. In 2008, he joined Long Carbon Europe as head of sections, rails, piles and special sections operations, later becoming Chief Executive Officer of the Long Carbon Americas Business Unit South. In 2011, he was named Chief Executive Officer of Long Carbon Americas, a position which he held until his most recent appointment. Mr. de Paula graduated in metallurgical engineering from the Universidade Federal Fluminense, holds a master’s degree in financial business and marketing from Universidad Austral and has attended to senior executive business courses from Insead and Kellogg universities. In addition to his position in the Group, Mr. de Paula is the current President of Latin America’s Steel Association (Alacero) and sits in the Board of Directors of Brazil’s Steel Association (Aço Brasil) and in the Strategic Board of the Industry Federation of the State of Minas Gerais (FIEMG). Mr. de Paula is a citizen of Brazil.

Robrecht Himpe, 58, is a member of the group management committee and started his career at the Sidmar Gent hot strip mill in 1981, and became responsible for its cold rolling department in 1995. In 2001, he was appointed operational director of Bremen, before becoming operational director of Asturias in 2003. In 2006, he became vice president FCWE upstream and then chief operating officer in 2007. In 2008, he pursued his career as Chief Executive Officer of Flat Carbon Europe, before being appointed as head and safety and chief technology officer, positions he held until December 2015. In July 2016, he was appointed Chief Executive Officer of ArcelorMittal North America, a role he has been holding in addition to his responsibilities as President and Chief Executive Officer of AM/NS Calvert. Mr. Himpe is an electro-technical engineer and a graduate of the University of Ghent. Mr. Himpe is a citizen of Belgium.

Geert Van Poelvoorde, 51, is a member of the group management committee and started his career in 1989 as a project engineer at the Sidmar Gent hot strip mill, where he held several senior positions in the automation and process computer department. He moved to Stahlwerke Bremen in 1995 as senior project manager. Between 1998 and 2002, he headed a number of departments, and in 2003 he was appointed director of Stahlwerke Bremen, responsible for operations and engineering. In 2005, Mr. Van Poelvoorde returned to ArcelorMittal Gent to take up the position of Chief Operating Officer. In 2008, he became Chief Executive Officer of ArcelorMittal Gent with direct responsibility for primary operations. He was appointed Chief Executive Officer of the Business Division North within Flat Carbon Europe in 2009 and in January 2014, he was appointed Chief Executive Officer of Flat Carbon Europe and Purchasing. He graduated from the University of Ghent with a degree in civil engineering and electronics. Mr. Van Poelvoorde is a citizen of Belgium.

Simon C. Wandke, 57, is a member of the group management committee and he joined ArcelorMittal in January 2011 as chief commercial officer of ArcelorMittal Mining. He has over 30 years’ experience in the mining and minerals industry, starting his career in 1981 at BHP Billiton, where he held positions in mines in Australia and Indonesia and other commercial offices globally until 2002. He then joined Destra Consulting Group as Partner before becoming Chief Marketing Officer for Ferrexpo plc in 2006 based in Hong Kong and Switzerland. Simon is a graduate of the Australian Institute of Company Directors with a diploma in Company Directorship. He also holds a graduate diploma in Corporate Finance from Swinburne University as well as a B.A., Psych, Marketing (Comm) from the University of Melbourne. Mr. Wandke is a citizen of Australia.

B.    Compensation

Board of Directors

Directors’ fees

The ARCG Committee of the Board of Directors prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 4, 2016 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive directors for the 2015 financial year, based on the following annual fees:

•         Basic director’s remuneration: €144,000 ($162,880);

•         Lead Independent Director’s remuneration: €204,000 ($230,746);

•         Additional remuneration for the Chair of the Audit & Risk Committee: €28,000 ($31,671);

•         Additional remuneration for the other Audit & Risk Committee members: €17,000 ($19,229);

•         Additional remuneration for the Chairs of the other committees: €16,000 ($18,098); and

•         Additional remuneration for the members of the other committees: €11,000 ($12,464).

The total annual remuneration of the members of the Board of Directors paid in 2016 and 2015 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except Long-term incentives information)	2016	2015
	Base salary[1]	$1,550	$1,746
	Director fees	$1,900	$1,856
	Short-term performance-related bonus[1]	-	$1,910
	Long-term incentives [1,2]	504,643	179,320

1	Chairman and CEO only. Slight differences between the years are possible, due to foreign currency effects.
2	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration framework—Long-term incentives: Equity based incentives (Share Unit Plans).”

The annual remuneration paid for 2016 and 2015 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2016	2015	2016	2015
	(Amounts in $ thousands except share information)	2016[1]	2015[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of PSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	1,550	1,746	-	1,910	504,643	179,320
	Vanisha Mittal Bhatia	153	160	—	—	—	—
	Narayanan Vaghul	182	204	—	—	—	—
	Suzanne P. Nimocks	164	184	—	—	—	—
	Wilbur L. Ross, Jr.	171	180	—	—	—	—
	Lewis B. Kaden	250	244	—	—	—	—
	Bruno Lafont	171	180	—	—	—	—
	Tye Burt	164	173	—	—	—	—
	Antoine Spillmann[2]	55	198	—	—	—	—
	Karen Ovelmen	171	—	—	—	—	—
	Jeannot Krecké	153	173	—	—	—	—
	Michel Wurth	153	160	—	—	—	—
	Karel de Gucht[2]	114	—	—		—
	Total	3,450	3,602	-	1,910	504,643	179,320

1

Remuneration for non-executive Directors with respect to 2016 (subject to shareholder approval at the annual general meeting to be held on May 10, 2017) will be paid in 2017 and is included in the 2016 column. Remuneration for non-executive Directors with respect to 2015 (paid after shareholder approval at the annual general meeting held on May 4, 2016) is included in the 2015 column. Slight differences between the years are possible, due to foreign currency effects.

2	Mr. de Gucht was elected to ArcelorMittal’s Board of Directors on May 4, 2016 and Mr. Spillmann stepped down from the Board in May 2016.

As of December 31, 2016, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and CEO, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options and Performance Share Units (“PSUs”) granted to the Chairman and CEO, who is the sole executive director on the Board of Directors, as of December 31, 2016.

		Options granted in 2010	Options granted in 2009	Options granted in 2008	Options granted in 2007	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	56,500	60,000	60,000	60,000	236,500	$51.95
	Exercise price[1]	$30.66	$36.38	$78.44	$61.09	—	$51.95
	Term (in years)	10	10	10	10	—	—
	Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	Aug. 2, 2017	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		PSUs granted in 2016	PSUs granted in 2015	PSUs granted in 2014
	Lakshmi N. Mittal	504,643	179,320	128,758
	Term (in years)	3+2	3	3
	Vesting date[1]	January 1, 2020 and January 1, 2021	June 30, 2018	June 27, 2017

1	See “Item 6.B—Directors, senior management and employees—Compensation—Remuneration framework—Long-term incentives: Equity based incentives (Share Unit Plans)”, for vesting conditions.

The PSUs granted in 2013 and 2012 have not given right to receive ArcelorMittal shares at the end of the vesting period as the performance conditions set at the date of the grant have not been met.

Remuneration of senior management

The total remuneration paid in 2016 to members of ArcelorMittal’s senior management listed in “Item 6.A—Directors, senior management and employees—Directors and senior management” (including Mr. Lakshmi N. Mittal in his capacity as CEO) was $10.5 million in base salary and other benefits paid in cash (such as health, other insurances, lunch allowances, financial services, gasoline and car allowance) and $2 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2015 results.

During 2016, approximately $900,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2016, and no such loans or advances were outstanding as of December 31, 2016.

The following table shows the remuneration received by the CEO, the CFO and the Executive Officers as determined by the ARCG Committee in relation to 2016 and by the CEO and the other GMB members (including the CFO) in relation to 2015, including all remuneration components.

			Chief Executive Officer		Chief Financial Officer and Executive Officers	Other GMB Members
	(Amounts in $ thousands except for Long-term incentives)		2016	2015	2016[5]	2015
	Base salary[1]		1,550	1,746	8,729	3,497
	Retirement benefits		-	-	898	305
	Other benefits[2]		42	40	225	101
	Short-term incentives[3]		-	1,910	2,029	2,948
	Long-term incentives	- fair value in $ thousands[4]	2,297	1,530	6,882	2,431
		- number of share units	504,643	179,320	1,528,868	284,985

1	The base salaries of the CEO and CFO have not been increased in 2016. In 2016, base salary also includes vacation, notice period and severance payments.
2	Other benefits comprise benefits paid in cash such as health insurance and other insurances, lunch allowances, financial services, gasoline and car allowances.
3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non-market based vesting conditions. The remuneration expenses recognized for the PSUs granted to the CEO and to the CFO and Executive Officers was $2 million (net of reversal of expenses relating to unvested PSUs) for the year ended December 31, 2016. The remuneration expenses recognized for the RSUs/PSUs granted to the CEO and to the other GMB members was $7 million for the year ended December 31, 2015.

5	Jim Baske is included until June 30, 2016, Davinder Chugh is included until July 20, 2016 and Robrecht Himpe is included as from July 1, 2016.

The Company allocated 2016 remuneration according to the following timeline to the CEO and the CFO:

The Company allocated 2016 remuneration according to the following timeline to the Executive Officers:

SOX 304 and clawback policy

Under Section 304 of the Sarbanes-Oxley Act, the SEC may seek to recover remuneration from the CEO and CFO of the Company in the event that it is required to restate accounting information due to any material misstatement thereof or as a result of misconduct in respect of a financial reporting requirement under the U.S. securities laws (the “SOX Clawback”).

Under the SOX Clawback, the CEO and the CFO may have to reimburse ArcelorMittal for any bonus or other incentive- or equity-based remuneration received during the 12-month period following the first public issuance or filing with the SEC (whichever occurs first) of the relevant filing, and any profits realized from the sale of ArcelorMittal securities during that 12-month period.

The Board of Directors, through its ARCG Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the former GMB and to the Executive Vice President of Finance of ArcelorMittal. In 2016, the Clawback Policy was updated to reflect the Company’s structural changes and now applies to the CEO Office and the Executive Officers.

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

Remuneration policy

Board oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of the Company and its shareholders. It is therefore critical that the Board of Directors remain independent of management when making decisions affecting remuneration of the CEO, the CFO and the Executive Officers.

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

The ARCG Committee is chaired by Mr. Lewis Kaden, Lead Independent Director.

Appointments, remuneration and corporate governance committee

The primary function of the ARCG Committee is to assist the Board of Directors, among others with respect to the following:

•         review and approve corporate goals and objectives relevant to the CEO Office and Executive Officers and other members of executive management as deemed appropriate by the committee regarding their remuneration, and assess performance against goals and objectives;

•         make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;

•         identify candidates qualified to serve as members of the Board, the CEO Office and Executive Officers;

•         recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;

•         develop, monitor and review corporate governance principles applicable to the Company;

•         facilitate the evaluation of the Board;

•         review the succession planning and the executive development of the members of the CEO Office and Executive Officers;

•         submit proposals to the Board on the remuneration of the members of the CEO Office and Executive Officers, and on the appointment of new members thereto and new directors; and

•         make recommendations to the Board of Directors in respect of the Company’s framework of remuneration for the members of the CEO Office and Executive Officers and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary. This may include a member’s total cost of employment (factoring in equity/long term incentives, any perquisites and benefits in kind and pension contributions).

The ARCG Committee met six times in 2016. Its members comprise Mr. Lewis Kaden (Chairman), Ms. Suzanne Nimocks and Mr. Tye Burt. Regular invitees include Mr. Lakshmi N. Mittal (CEO and Chairman) and Mr. Henri Blaffart (Head of Group Human Resources and Corporate Services). Ms. Anne van Ysendyck (Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARCG Committee. The ARCG Committee Chairman presents its decisions and findings to the Board of Directors after each ARCG Committee meeting.

Remuneration strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following groups of senior management:

•         the CEO and the CFO; and

•         the Executive Officers.

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

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options (prior to May 2011), RSUs and PSUs (after May 2011), PSUs only as from 2016.

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

The calculation of ArcelorMittal’s 2016 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

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

For the CEO and the CFO, the 2016 bonus formula is based on:

•         Operating income plus depreciation, impairment expenses and exceptional items (“EBITDA”) at the Group level: 60% (this acts as “circuit breaker” with respect to group-level financial performance measures as explained below);

•         Free cash flow (“FCF”) at the Group level: 20%; and

•         Health and safety performance at the Group level: 20%.

EBITDA operating as a the “circuit breaker” for financial measures means that the 80% threshold described above must be met for EBITDA in order to trigger any bonus payment with respect to the EBITDA and FCF performance measures.

For the CEO, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 100% of his base salary. For the CFO, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 80% of his base salary.

The different performance measures are combined through a cumulative system: each measure is calculated separately and is added up for the performance bonus calculation.

Performance below threshold will result in zero performance bonus payout.

For the Executive Officers, the 2016 bonus formula is based generally on the following as tailored for their respective positions:

•         Operating income plus depreciation, impairment expenses and exceptional items (“EBITDA”) at the Group, segment and / or Business unit level: this acts as the “circuit breaker” with respect to financial performance measures except for Mining where the Mining volume is the “circuit breaker”;

•         Free cash flow (“FCF”) at the Group, segment and /or Business unit  level;

•         Health and safety performance; and

•         Business specific measures.

For the Executive Officers, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 60% of their base salary.

The achievement level of performance for performance bonus for the CEO, the CFO and the Executive Officers is summarized as follow:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Chief Executive Officer	50% of base pay	100% of base pay	150% of base pay
Chief Financial Officer	40% of base pay	80% of base pay	120% of base pay
Executive Officers	30% of base pay	60% of base pay	90% of base pay

Individual performance and assessment ratings define the individual bonus multiplier that will be applied to the performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.5 may cause the performance bonus pay-out to be higher than 150% of the target bonus, up to 225% of target bonus being the absolute maximum for the CEO. Similarly, a reduction factor will be applied for those at the lower end.

In exceptional cases, there are some entitlements to a retention bonus or a business specific bonus.

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. There were no payments made with respect to the 2015 Performance Bonus Plan for the 2015 senior management (CEO and other GMB members).

The 2015 Performance Bonus with respect to the Executive Officers was paid out in March/April 2016. The business bonus multipliers for the Executive Officers were between 0 and 1.17 (with an average of 0.57) depending on their business performance.

Other benefits

In addition to the remuneration described above, other benefits may be provided to senior management and, in certain cases, other employees. These other benefits can include insurance, housing (in cases of international transfers), car allowances and tax assistance.

Long-term incentives: equity-based incentives (share unit plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan (see below and note 7.3 to the consolidated financial statements for a description of the Global Stock Option Plan). The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members (and is now applicable to the CEO Office). Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. In 2016, a special grant was approved in order to align the grant with the Action 2020 plan put in place by ArcelorMittal.

The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 4, 2016 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2016 annual general shareholders’ meeting to the May 2017 annual general shareholders’ meeting, a maximum of 30,000,000 PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

ArcelorMittal equity incentive plan

RSUs. RSUs granted under the ArcelorMittal Equity Incentive Plan are designed to provide a retention incentive to eligible employees. RSUs are subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the Group. RSUs were an integral part of the Company’s remuneration framework. Between 500 and 700 of the Group’s most senior managers were eligible for RSUs.

See note 7.3 to the consolidated financial statements for amounts of RSUs granted.

PSUs. The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The target group for PSU grants initially included the CEO and the other GMB members. However, from 2013 onwards, the CEO and other GMB members (and in 2016, the CEO Office) received PSU grants only under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan (see “—GMB PSU Plan”).

See note 7.3 to the consolidated financial statements for amounts of PSUs granted.

PSUs vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and a strategic measure which was total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan and ROCE for the Mining segment until the 2013 grant. As from 2014, most of the steel business units have kept only ROCE as a performance measure and the Mining segment continued with ROCE and mining volume plan. In case the level of achievement of performance is below the threshold, there is no vesting, and the rights are automatically forfeited.

In 2016, in order to ensure achievement of the Action 2020, ArcelorMittal made a special grant (“Special Grant”) to qualifying employees (including the Executive Officers), instead of the standard grant. The value of the Special Grant at grant date is based generally on a specified percentage of the base salary depending on the position of the employee at grant date. The vesting is subject to continued active employment within the ArcelorMittal group and to yearly performance of ROCE targets and other strategic objectives within the business units. The Special Grant has been split into two parts: a target grant which will vest if the performance is at target and an over-performance grant which will vest if the performance is at 120% or above. Any PSU gives the right to a maximum of one ArcelorMittal Share at vesting.

The Special Grant provides for vesting in two parts:

-   50% would vest after three years (in 2019) and

-   50% would vest after five years (in 2021).

The allocation of PSUs to eligible employees under ArcelorMittal Equity Incentive Plan has been reviewed by the ARCG Committee, comprised of three independent directors, which makes a recommendation to the full Board of Directors. The Committee has also decided the criteria for granting PSUs and made its recommendation to the Board of Directors. These criteria are based on the principle of rewarding for performance upon the achievement of clear and measurable metrics for shareholder value creation.

PSU plan for CEO Office (formally GMB PSU Plan)

The GMB PSU Plan was designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives.  The GMB PSU Plan is now applicable to the CEO Office. This PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of this PSU Plan is to be an effective performance-enhancing scheme for members based on the achievement of ArcelorMittal’s strategy aimed at creating a measurable long-term shareholder value.

The members of the CEO Office will be eligible for PSU grants. This PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant CEO Office member continues to be actively employed by the ArcelorMittal group on that date. If the CEO Office member is retired on that date or in case of an early retirement by mutual consent, the relevant CEO Office member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the ARCG Committee of the Board of Directors. Awards under this PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the CEO and 80% of base salary for the other CEO Office members. Each PSU may give the right to up to two shares of the Company in 2013, and each PSU from the 2014 grant may convey the right to up to one and a half shares.

See note 7.3 to the consolidated financial statements for amounts of PSUs granted under this plan.

In order to ensure achievement of the Action 2020 specifically by the CEO Office, ArcelorMittal made a special grant in 2016 instead of the standard grant. The value of this special grant at grant date equaled -150% of the base salary for the CEO Office members.

According to this special grant, each member of the CEO Office was eligible for PSU grants under the PSU plan for CEO Office.

Awards under the Special Grant are subject to the fulfillment of cumulative performance criteria: 50% would vest after three years (in 2020) and 50% would vest after five years (in 2022). 50% of the PSUs granted to each member of the CEO Office is eligible to vest based on the Company’s Total Shareholder Return (“TSR”) defined as the share price at the end of period minus the share price at start of period plus any dividend paid divided by the share price at the start of the period. “Start of period” and “end of period” will be defined by the ARCG Committee of the Board of Directors. The TSR will then be compared with the TSR of a peer group of companies and the TSR of the companies forming the S&P 500 index, each counting for half of the weighting.

•  For 25% of the PSUs, performance is compared to the peer group. The percentage of PSUs vesting will be 50% for achieving 100% of the median TSR and 100% for achieving 120% of the median TSR. None of the PSUs will vest if the Company’s TSR performance is below 100% of that of the peer group.

•  For 25% of the PSUs, performance is compared to the median of the S&P 500 companies. The percentage of PSUs vesting will be 50% for achieving performance equal to 100% of the index performance of the S&P 500 companies and 100% for achieving a performance 2% better than the index per annum over performance. None of the PSUs will vest if the Company’s TSR performance is below 100% of index performance of the S&P 500 companies.

The other 50% of the criteria to be met to trigger vesting of the PSUs is based on the development of Earnings Per Share (EPS), defined as the amount of earnings per share outstanding compared to a peer group of companies. The percentage of PSUs vesting will be 50% for achievement of 100% of the median EPS, 100% for achieving 120% of the median EPS.

The allocation of PSUs to eligible CEO Office members is reviewed by the ARCG Committee of the Board of Directors, which is comprised of three independent directors, and which makes a proposal and recommendation to the Board of Directors. The vesting criteria of the PSUs are also monitored by the ARCG Committee.

For further detail on the stock option plan, RSU Plan and PSU plan, including the total number of shares outstanding, fair value, and exercise prices, please see note 7.3 to the consolidated financial statements.

Global Stock Option Plan

Prior to the May 2011 annual general shareholders’ meeting adoption of the ArcelorMittal Equity Incentive Plan described below, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan. For further detail on the stock option plan, including the total number of options outstanding, exercise prices and maturity dates, please see note 7.3 to the consolidated financial statements.

Performance consideration

Remuneration mix

The target total remuneration of the CEO and the CFO is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the CEO, the CFO and the Executive Officers are applicable for 2016. For each of the charts below, the columns on the left, middle and on the right, respectively, reflect the breakdown of compensation if targets are not met, met and exceeded.

Other benefits, as shown above, do not include mobility incentives that are provided.

C.     Board practices/corporate governance

This section describes the corporate governance practices of ArcelorMittal for the year ended December 31, 2016.

Board of Directors and senior management

ArcelorMittal is governed by a Board of Directors and managed by the senior management. As described in Item 6A above, ArcelorMittal’s senior management is comprised of the CEO Office - comprising the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal. The CEO Office is supported by a team of six other Executive Officers, who together encompass the key regions and corporate functions.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to Mittal Steel Company N.V.’s merger with Arcelor), amended in April 2008 and which mostly expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10.C—Additional information—Material contracts—Memorandum of Understanding”.

ArcelorMittal fully complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. This is explained in more detail in “—Other Corporate Governance practices” below. ArcelorMittal also complies with the New York Stock Exchange Listed Company Manual as applicable to foreign private issuers.

Board of Directors

Composition

The Board of Directors is in charge of the overall governance and direction of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members, all of whom, except the CEO, must be non-executive directors. None of the members of the Board of Directors, except for the CEO, may hold an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal.

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

In 2016, the Board of Directors proposed Mr. Karel de Gucht to serve as a member of the ArcelorMittal Board of Directors, which was approved at the ArcelorMittal annual general shareholders’ meeting held on May 4, 2016.

The Board of Directors is comprised of 12 members, of which 11 are non-executive directors and one is an executive director. The CEO of ArcelorMittal is the sole executive director.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s CEO. Mr. Mittal was re-elected to the Board of Directors for a three-year term at the annual general meeting of shareholders on May 8, 2014.

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

As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive directors to devote sufficient time to the discharge of their duties as a director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. Furthermore, a non-executive director may not serve on the boards of directors of more than four publicly listed companies in addition to the ArcelorMittal Board of Directors. However, a non-executive Director’s service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any non-publicly listed company is not taken into account for purposes of complying with the foregoing limitation.

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

Shareholding requirement for non-executive directors

In consideration of corporate governance trends indicating that a reasonable amount of share ownership helps better align the interests of the directors with those of all shareholders, the Board of Directors adopted on October 30, 2012 share ownership guidelines for non-executive directors as described above under “—Specific characteristics of the director role”.

Operation

General

The Board of Directors and the Board committees may engage the services of external experts or advisers as well as take all actions necessary or useful to implement the Company’s corporate purpose. The Board of Directors (including its two committees) has its own budget, which covers functioning costs such as external consultants, continuing education activities for directors and travel expenses.

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

The Board of Directors held seven meetings in 2016. The average attendance rate of the directors at the Board of Directors’ meetings was 93%.

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

Lead Independent Director

In April 2008, the Board of Directors created the role of Lead Independent Director. His or her function is highlighted above in Item 6A.

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

Separate meetings of independent directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent directors. Four meetings of the independent directors outside the presence of management and non-independent directors were held in 2016.

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

The 2016 Board of Directors’ self-evaluation was completed by the Board on February 8, 2017. The Board of Directors was of the opinion that it and the management had cooperated successfully during 2016 on important matters including operational and financial performance, the rights offering, the ongoing strengthening of the balance sheet, strategy, sustainability, labor relations and health and safety. The Board of Directors reviewed the practical implementation of the governance structure and thought it was working well. The Board set new priorities for discussion and review and identified a number of topics that it wishes to spend additional time on in 2017.

 The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience, as well as the degree of diversity, necessary to enable it to effectively govern the business. The Board of Directors composition is reviewed on a regular basis and additional skills and experience are actively searched for in line with the expected development of ArcelorMittal’s business as and when appropriate.

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

With specific regard to the non-executive directors of the Company, the composition of the group of non-

executive directors should be such that the combination of experience, knowledge and independence of its members allows the Board to fulfill its obligations towards the Company and other stakeholders in the best possible manner.

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

Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the CEO Office and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of the ArcelorMittal business in steel and mining. The Company therefore continuously builds directors’ knowledge to ensure that the Board remains up-to-date with developments within the Company’s segments, as well as developments in the markets in which the Company operates.

During the year, non-executive directors participated in the following activities:

•         comprehensive business briefings intended to provide each director with a deeper understanding of the Company’s activities, environment, key issues and strategy of the Company’s segments. These briefings are provided to the Board of Directors by senior executives, including CEO Office members. The briefings provided during the course of 2016 covered health and safety processes, HR, legal, marketing, steel-making, strategy, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

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

•         the ARCG Committee.

Audit & Risk Committee

In 2015 the Board decided to combine the Audit Committee with the Risk Management Committee in order to provide their members with a more holistic view of ArcelorMittal’s current governance, risks and control systems.

•         The primary function of the Audit & Risk Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing;

•         the integrity of the financial reports and other financial information provided by the Company to any governmental body or the public;

•         the Company’s compliance with legal and regulatory requirements;

•         the registered public accounting firm’s (Independent Auditor) qualifications and independence;

•         the Company’s system of internal control regarding finance, accounting, legal compliance, ethics and risk management that management and the Board have established;

•         the Company’s auditing, accounting and financial reporting processes generally; and

•         the identification and management of risks to which the ArcelorMittal group is exposed.

The Audit & Risk Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Audit & Risk Committee comprises four to six members, all of whom must be independent under the company’s corporate governance guidelines, the New York Stock Exchange (NYSE) standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Audit & Risk Committee makes decisions by a simple majority with no member having a casting vote.

At least one member must qualify as an Audit & Risk Committee “financial expert” as defined by the SEC and determined by the Board.

At least one member must qualify as an Audit & Risk Committee “risk management expert” having experience in identifying, assessing, and managing risk exposures of large, complex companies.

The Audit & Risk Committee currently consists of six members: Mr. Narayanan Vaghul (Chairman), Mr. Wilbur L. Ross, Mr. Lewis Kaden, Mr. Bruno Lafont, Mrs. Karyn Ovelmen and Mr. Karel de Gucht, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit & Risk Committee is Mr. Vaghul.

According to its charter, the Audit & Risk Committee is required to meet at least four times a year. During 2016, the Audit & Risk Committee met seven times. The Audit & Risk Committee performs an annual self-evaluation and completed its 2016 self-evaluation on February 8, 2017. The charter of the Audit & Risk Committee is available from ArcelorMittal upon request.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee is comprised of three directors, each of whom is independent under the New York Stock Exchange standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•         determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the CEO, the CFO and the members of the Management Committee;

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

The three members of the ARCG Committee are Mr. Lewis B. Kaden, Mrs. Suzanne P. Nimocks and Mr. Tye Burt, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2016, this committee met six times.

The ARCG Committee performs an annual self-evaluation and completed its 2016 self-evaluation on February 8, 2017.

The charter of the ARCG Committee is available from ArcelorMittal upon request.

Succession management

Succession management at ArcelorMittal is a systematic, structured process for identifying and preparing employees with potential to fill key organizational positions, should the position become vacant. This process applies to all ArcelorMittal key positions up to and including the CEO Office. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance, potential and an assessment of leadership capabilities and their “years to readiness”. Development needs linked to the succession plans are discussed, after which “Personal Development Plans” are put in place, to accelerate development and prepare candidates. Regular reviews of succession plans are conducted at different levels of the organization to ensure that they are accurate and up to date, leading to at least once yearly a formal review by the CEO Office, of all key positions. Succession management is a necessary process to reduce risk of vacant positions or skill gap transitions, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation and engagement. This process has been in place for several years and reinforced, widened and made more systematic in all regions of the organization. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

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

The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining). Since that date, the rationale for combining the positions of CEO and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2014, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

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

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourage all employees to bring such issues to the Audit & Risk Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance — Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct are also available in each of the main working languages used within the Group. In recent years, ArcelorMittal has implemented local whistleblowing facilities, as needed.

During 2016, there were 153 complaints received relating to alleged fraud, which were referred to and duly reviewed by the Company’s Internal Assurance Department. Following review by the Audit & Risk Committee, none of these complaints was found to be significant.

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

Measures to prevent insider dealing and market manipulation

The Board of Directors of ArcelorMittal has adopted Insider Dealing Regulations (“IDR”), which are updated when necessary and in relation to which training is conducted throughout the Group. The IDR’s most recent version has been updated in light of the new Market Abuse Regulation and is available on ArcelorMittal’s website, www.arcelormittal.com.

The IDR apply to the worldwide operations of ArcelorMittal. The compliance and data protection officer of ArcelorMittal is also the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The IDR compliance officer maintains a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006, as amended. The IDR compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the IDR compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

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

D.    Employees

ArcelorMittal had approximately 199,000 employees as of December 31, 2016.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2016	2015	2014
NAFTA	27,233	28,861	31,410
Brazil	18,380	19,816	20,860
Europe	80,975	83,825	86,054
ACIS	41,989	45,291	47,445
Mining	28,455	30,047	34,876
Other activities	1,485	1,564	1,682
Total	198,517	209,404	222,327

ArcelorMittal employees in various parts of the world are represented by trade unions and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed in 2008 between the Company and the IndustriALL union at the European and international level (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2016. This agreement, which is the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Group operates with the objective of achieving world-class performance. These standards include the commitment to form joint management of union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Group. The creation of a joint global health and safety committee is also included in the agreement. This committee consists of representatives of management and the unions and will focus on ArcelorMittal steel and mining activities in order to help them to further improve their health and safety performance. In 2016, this committee met three times to support improvements in the efficiency of local committees. In addition, several other safety training programs, developed with or involving the participation of local committee members, have been rolled out and support the “Journey to Zero”, the scheme aiming to reach the goal of zero fatalities and injuries throughout the Group. Refer to “Item 4B–Information on the Company–Business overview–Sustainable development–Outcome 1: –Safe, healthy, quality working lives for ArcelorMittal’s people.”

Collective labor agreements (“CLAs”) entered into or renewed in 2016 principally include Argentina, Brazil, Canada, Liberia, Mexico, the U.S. and most European countries.

ArcelorMittal USA and the United Steelworkers (“USW”) concluded the previous three-year Basic Labor Agreement covering most of the Company’s unionized employees in the United States on April 27, 2016. The new contract was ratified by the membership on June 23, 2016 and is retroactive to September 1, 2015. The new contract creates a competitive cost position and long term sustainability for the operations in the United States.

At ArcelorMittal Long Products Canada, unionized employees at Contrecoeur West continue to work under an agreement with the USW that will expire on July 31, 2020. The Contrecoeur East and Longueuil contracts expired on January 31, 2016 and new six-year labor agreements were ratified on February 16, 2016, covering these two facilities until January 31, 2022. The collective agreement with USW covering the Contrecoeur Scrap Recycling Center employees, which expired on March 31, 2016, was renewed in April 2016, for a six-year term with a March 31, 2022 expiry date. At Hamilton-East Wire, the collective agreement with USW, which expired on July 31, 2016, was renewed for a five-year term expiring July 31, 2021. The agreement with USW at St-Patrick Wire will expire December 31, 2017, and will be bargained during the last quarter of 2017.

ArcelorMittal Mexico and the National Miners Union agreed to a new one-year contract effective August 1, 2016. ArcelorMittal Mexico and the Miners Union remain committed to exploring opportunities to improve workforce productivity, efficiency and competitiveness in light of the significant market challenges Mexico faced during 2016.

In Brazil, the economic and political environments remained highly challenging. While the impeachment of President Dilma Rousseff triggered a slight recovery in the business environment as well as progress on investigations of alleged corruption, the unemployment index peaked at almost 12% of the economically active population. Inflation reached 10.71% for the year, slightly higher than the 10.67% recorded in 2015. The steel making industry was impacted by this recessive context, with companies throughout the country undertaking measures such as layoffs, collective holidays or shutdowns. At ArcelorMittal Brasil, collective agreements are negotiated at the unit level and refreshed annually. In spite of the current challenges, which could complicate negotiations, the Company remains committed to engaging with its teams through strengthened social dialogue.

In Argentina, the inflation rate increased about 40% in 2016 amid a more general normalization of the economy. The collective bargaining negotiations were difficult, taking into consideration the decrease of real wages and the context of lower sales and production. At the national level, negotiations held with the national union resulted in a 33% wage increase. It translated into a 29% increase of labor costs for steel making companies on a yearly basis, partially offset by savings in labor taxes.

In March 2016, the Company’s Board of Directors decided to close its operations in Point Lisas, Trinidad & Tobago, in view of unsustainable financial results and difficult market conditions. All employees were terminated and received salary in lieu of notice of termination, along with other accrued amounts due. ArcelorMittal Point Lisas Ltd was liquidated by way of a creditors’ voluntary winding up and a liquidator was appointed to administer the assets and liabilities of the entity.

During 2016 the economic situation in Venezuela remained difficult and, as a result, by year-end one of the facilities was shut down in Matanzas without unrest, problems with authorities or other trade unions.

In response to weak market conditions in Europe since 2011, ArcelorMittal reviewed its footprint and adapted its operations to respond to changing demands and to optimize its costs and capacity utilization. Since then, unions and management signatories have been engaged in constructive social dialogue to better face the challenging economic environment.

In France, a one-year salary agreement covering 2017 was concluded for two major entities representing half of the Company’s French employees, namely ArcelorMittal Méditerranée and ArcelorMittal Atlantique & Lorraine, as well as for ArcelorMittal Distribution France. All other French legal entities are in negotiations, targeting agreement dates in early 2017. During 2016, two important negotiations were successfully managed, leading to major social agreements: one tackling the change of indexation rules of the former pension scheme (IRUS) and the second one related to a new health insurance agreement covering more than 75% of the French employees.

In Luxembourg, the Company continued to reduce extra days off and deployed the bonus scheme according to the collective agreement signed in 2014. In addition, an agreement was reached for a new career and salary evolution system for the white collar non-exempt population. Therefore, salaries were unfrozen as of January 1, 2016.

In Belgium, the Company followed the guidelines issued by the government to run smooth negotiations. After Gent in 2015, Liège also reached a two-year agreement with social partners, planning a zero percent wage increase for 2015 and a very limited one in 2016. Furthermore, the footprint adaptation of ArcelorMittal Liège has been nearly finalized in 2016 as agreed in the global agreement signed in February 2014. This agreement has been followed by a specific commission organized with the Walloon Region, ArcelorMittal and the social partners. In parallel, a new organizational model has been deployed in 2016 aiming to create a Cluster Gent - Liège under the responsibility of a unique Management Committee.

In Romania, a new collective agreement was concluded in early 2016 for two years; the next negotiations will start at the end of 2017. The pre-retirement program successfully continued in 2016 for employees who will meet retirement criteria by December 31, 2018. In total, 302 employees left the Company through this measure.

In Germany, a long-term agreement was concluded in 2015 and no new CLA had to be reached in 2016.   Employee relations have been managed in a calm and prudent manner. Social partners met twice in the social dialogue group, comprising both employer and employee representatives. This group serves as a forum to ease and reinforce social dialogue outside of the negotiation meetings and provides an opportunity to share any relevant information, such as current business and social environments. Throughout the year, the union supported the Company in its demand to modernize European trade defense instruments and to reform the European Emissions Trading System to maintain the competitiveness of the steel industry in Germany and Europe. Several events were organized to that effect in Germany, Brussels and Strasbourg where unions, work councils and employees had a strong attendance.

In the Czech Republic, a new and simplified agreement was reached for employees of ArcelorMittal Ostrava, effective January 1, 2016. It provides the opportunity to cover all of ArcelorMittal’s entities within the country in the future by the same text and conditions. Negotiations on salary increase are still ongoing at the date of this report, in a context of good economic environment, low unemployment and salary convergence in the EU. ArcelorMittal Ostrava strives to foster a positive social dialogue which is reflected in the unions’ support to the productivity road map.

At ArcelorMittal Poland, the CLA will remain valid until one of the parties terminates it. Salary increases are agreed during the annual negotiations as the CLA does not provide for any automatic mechanism. In 2016 an agreement on conditional bonus partially dependent on EBITDA results was concluded with the trade unions. Salary negotiations for 2017 started in December 2016 and are under way at the date of this report.

The economic situation in southern Europe remains difficult, especially in the long products sector. As a result, CLA negotiations had to include competitive measures. ArcelorMittal´s policy in Spain has continually aimed to promote social dialogue. Accordingly, management and unions have consistently worked together in efforts to find solutions to regain competitiveness and to maintain social dialogue. With this objective, a Framework Agreement was signed in January 2016 for flat and some specific companies of ArcelorMittal’s distribution solutions operations with a defined but moderate base salary increase for the years 2016, 2017 and 2018. Furthermore, an additional variable premium linked to the performance objectives of the Company (productivity and financial results) was included in the agreement. All other legal entities from long products in Spain have extended their CLA for one or two years, covering 2016 and 2017.

Additionally, the Temporary Layoff Plan (Expediente de Regulación de Empleo Temporal), in force since June 2009 and designed to adapt the available human resources to the levels of activity in the facilities, was extended in December 2014 until the end of 2016, and is being applied on a plant-by-plant basis depending on the activity. There have been some signs of recovery in the Spanish automotive industry, but due to the current economic situation, and the specific situations in several plants of the country, the plan has been extended for two more years, 2017 and 2018.

The challenges faced by the long product segment led to the temporary idling of the site in Sestao beginning in February 2016; in June 2016, an agreement was reached with the Work Council to re-start operations, focusing production on specific types of products and with adapted working hours and headcounts. The operations restarted in September 2016. The site in Zumárraga was also partially closed in March 2016, maintaining only the scrap activity and offering relocation to other plants for employees impacted, around 320 FTEs. After several months of negotiations without social unrest, 240 people decided to leave the Company.

ArcelorMittal remains committed to strong continuous social dialogue in the face of challenging economic times. Continuous and high level conversation, a reactive process based on the exchange of views and fully transparent discussions underlie ArcelorMittal’s fundamental approach to anticipating and managing change within the Company. In 2016, each European Works Council (EWC) meeting represented an opportunity to review ArcelorMittal’s activities in Europe and to identify and highlight the Company’s key challenges. The Company regularly presented and commented on safety, financial results, market outlooks, quality, industrial performance, human resource topics, recent developments or projects maintaining the proximity with the top level management and employee representative bodies. As part of the EWC missions, three working groups on health and safety, employment and social responsibility have met during the year on the topic of subcontractor management. In November 2016, a three-day training session around environmental, financial and employee relations topics was organized by the Company and was attended by more than 60 employee representatives with a high level of interaction and questions. In December, the plenary session was dedicated to the review of the Segments’ key information such as health and safety, employment, financials and business perspective with the participation of the respective CEO of the businesses operating in Europe. In total, the Company had 26 consultations or engagement with the EWC in 2016.

In Ukraine, the trade unions initiated disputes regarding the review of the organization that were officially dismissed by the court as they were not legally grounded.

In South Africa, the Company’s operations are currently covered by collective labor agreements concluded with NUMSA for two years, expiring on March 31, 2017, and with Solidarity trade for three years, expiring on March 31, 2018. Wage negotiations will be conducted in 2017 with NUMSA, at the same time that the employer federation SEIFSA conducts its own wage negotiations, which could complicate the process. In recent months, the trade union AMCU, already present in the mining sector, has emerged in the steel making industry and has been campaigning to obtain organizational rights within ArcelorMittal South Africa.

In Kazakhstan, the first year of the new collective agreement saw a continuous and productive social dialogue with unions. The discussions focused on improving the Company’s productivity, organizational efficiency and employee relations agenda.

Similar to the steel business, Mining has maintained productive relationships with its trade unions through regular social dialogue. Unionized employees in the mining operations in Canada, Brazil and Liberia work under respective collective labor agreements. In Canada, the CLA which falls under the scope of the USW agreement expired on December 31, 2016 and the Company is currently in negotiations to renew the agreement. The CLA in Liberia expired in March 2016 and the negotiations between the Company and the union are currently ongoing. The CLA is reviewed each year in Brazil and the negotiations were successfully concluded in 2016.

E.    Share ownership

As of December 31, 2016, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (19 individuals) totaled 2,072,445 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 965,935 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2016), representing 0.07% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares (and excluding shares owned by the Significant Shareholder), these 19 individuals beneficially own 1,106,510 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6.E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

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

The following tables summarize outstanding share options, as of December 31, 2016, granted to the members of the ex-GMB and Executive Officers of ArcelorMittal:

		Options granted in 2010	Options granted in 2009	Options granted in 2008	Options granted in 2007	Options Total	Weighted Average Exercise Price of Options
	Ex-GMB (Including Chief Executive Officer)	216,100	232,000	230,000	212,000	890,100	—
	Exercise price[1]	$30.66	$36.38	$78.44	$61.09	—	$52.74
	Term (in years)	10	10	10	10	—	—
	Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018	Aug. 2, 2017	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		Options granted in 2010	Options granted in 2009	Options granted in 2008	Options granted in 2007	Options Total	Weighted Average Exercise Price of Options
	Executive Officers[2]	87,750	89,000	80,585	55,000	312,335	—
	Exercise price[1]	$30.66	$36.38	$78.44-$21.14	$61.09	—	$49.50
	Term (in years)	10	10	10	10	—	—
	Expiration date	Aug. 3, 2020	Aug. 4, 2019	Aug. 5, 2018- Nov. 10, 2018	Aug. 2, 2017	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.
2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

The following tables summarize outstanding PSUs and RSUs granted to the members of the ex-GMB and Executive Officers of ArcelorMittal in 2016, 2015 and 2014.

		PSUs granted in 2016	PSUs granted in 2015	PSUs granted in 2014
	Ex-GMB (Including Chief Executive Officer)	919,611	464,305	328,024
	Term (in years)	3+2	3	3
	Vesting date[1]	January 1, 2020 - January 1, 2022	June 30, 2018	June 27, 2017

1	See “Item 6.B—Directors, senior management and employees—Compensation–Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.

		PSUs granted in 2016	PSUs granted in 2015	PSUs granted in 2014
	Executive Officers[2]	1,113,900	48,000	46,000
	Term (in years)	3+2	3	3
	Vesting date[1]	January 1, 2019 - January 1, 2021	January 1, 2019	January 1, 2018

1	See “Item 6.B—Directors, senior management and employees—Compensation –Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.
2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

		RSUs granted in 2015	RSUs granted in 2014
	Executive Officers	48,000	46,000
	Term (in years)	3	3
	Vesting date[1]	December 18, 2018	December 17, 2017

1	See “Item 6.B—Directors, senior management and employees—Compensation–Remuneration framework—Long-term incentives: Equity-based incentives (Share Unit Plans)”, for vesting conditions.
2	Any Executive Officer who has been a GMB member is included in the Ex-GMB members.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table sets out information as of December 31, 2016 with respect to the beneficial ownership of ArcelorMittal ordinary shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group.

		ArcelorMittal
		Ordinary Shares[1]
		Number	%
	Significant Shareholder[2]	1,146,687,339	37.40
	Treasury Shares[3]	7,222,439	0.24
	Other Public Shareholders[4]	1,911,801,091	62.36
	Total	3,065,710,869	100.00
	Of which: Directors and Senior Management[5]	2,072,445	0.07
1

For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal ordinary shares as of a given date on which such person or group of persons has the right to acquire such shares within 60 days after December 31, 2016 upon exercise of vested portions of stock options. All stock options that have been granted to date by ArcelorMittal have vested.

2

For purposes of this table, ordinary shares owned directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal, are aggregated with those ordinary shares beneficially owned by the Significant Shareholder. At December 31, 2016. Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, had direct ownership of ArcelorMittal ordinary shares and indirect ownership, through the Significant Shareholder, of two holding companies that own ArcelorMittal ordinary shares—Nuavam Investments S.à r.l. (“Nuavam”) and Lumen Investments S.à r.l. (“Lumen”). Nuavam, a limited liability company organized under the laws of Luxembourg, was the owner of 190,975,045 ArcelorMittal ordinary shares. Lumen, a limited liability company organized under the laws of Luxembourg, was the owner of 954,864,984 ArcelorMittal ordinary shares. Mr. Mittal was the direct owner of 534,310 ArcelorMittal ordinary shares and held options to acquire an additional 236,500 ArcelorMittal ordinary shares, all of which are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that these options are exercisable within 60 days. Mrs. Mittal was the direct owner of 76,500 ArcelorMittal ordinary shares. Mr. Mittal, Mrs. Mittal and the Significant Shareholder shared indirect beneficial ownership of 100% of each of Nuavam and Lumen (within the meaning set forth in Rule 13d-3 of the Exchange Act). Accordingly, Mr. Mittal was the beneficial owner of 1,146,610,839 ArcelorMittal ordinary shares, Mrs. Mittal was the beneficial owner of 1,145,916,529 ordinary shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) was the beneficial owner of 1,146,687,339 ordinary shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together beneficially owned 1,146,450,839 ArcelorMittal ordinary shares at such date. As of December 31, 2015 and 2014, the Significant Shareholder held 39.39% of the Company’s ordinary shares.

3

Represents ArcelorMittal ordinary shares repurchased pursuant to share repurchase programs in prior years, fractional shares returned in various transactions, and the use of treasury shares in various transactions in prior years; includes (1) 965,935 stock options that can be exercised by senior management (other than Mr. Mittal) and (2) 236,500 stock options that can be exercised by Mr. Mittal, in each case within 60 days of December 31, 2016, i.e. 0.04% of the total amount of outstanding shares. If exercised, the shares underlying these options will either have to be delivered out of Treasury shares or by the issuance of additional shares.

4

The Capital Group Companies Inc.’s shareholding increased to 168,541,781 shares, corresponding to an interest of 5.49% on April 11, 2016 and subsequently decreased to 147,321,072 on January 25, 2017, corresponding to an interest of 4.8%.

5

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

Aditya Mittal is the direct owner of 146,846 ArcelorMittal ordinary shares and holds options to acquire an additional 189,200 ArcelorMittal ordinary shares, together representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Aditya Mittal holds a total of 617,626 PSU’s of which 84,694 may vest in June 2017, 117,964 may vest in June 2018 and 414,968 of which 50% may vest after 3 years in 2020 and 50% may vest after five years in 2022. As the vesting of PSU’s is dependent on company performance criteria not fully within the control of the PSU holder, Aditya Mittal does not beneficially own ArcelorMittal ordinary shares by virtue of his ownership of the PSU’s. Aditya Mittal is the son of Mr. Mittal and Mrs. Mittal and Group CFO and CEO ArcelorMittal Europe. Vanisha Mittal Bhatia is the direct owner of 25,500 ArcelorMittal ordinary shares, representing less than 0.1% of the ArcelorMittal ordinary shares outstanding. Vanisha Mittal Bhatia is the daughter of Mr. Mittal and Mrs. Mittal and a member of the Company’s Board of Directors.

On January 16, 2013, ArcelorMittal issued $2.25 billion aggregate principal amount of its 6% Mandatorily Convertible Notes due 2016, of which Lumen subscribed for $300 million in principal amount.

As of December 31, 2015, 1,817,869 Mandatorily Convertible Notes had been converted at the option of their holders. On January 15, 2016, ArcelorMittal issued 137,967,116 new ordinary shares of the Company upon conversion as at such date of the 88,182,131 outstanding Mandatorily Convertible Notes at a conversion ratio of 1.56457. Following this issuance, the share capital of the Company was comprised of 1,803,359,338 Shares and the Significant Shareholder (when aggregated with ordinary shares of ArcelorMittal and options to acquire ordinary shares of ArcelorMittal held directly by Mr. and Mrs. Mittal) held 37.41% of the outstanding shares.

Following Company’s equity offering authorized by the EGM which closed on April 8, 2016, the Company’s issued share capital was increased from 1,803,359,338 ordinary shares to 3,065,710,869 ordinary shares.

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

At December 31, 2016, 2,349 shareholders other than the Significant Shareholder, holding an aggregate of 48,144,813 ArcelorMittal ordinary shares were registered in ArcelorMittal’s shareholder register, representing approximately 1.57% of the ordinary shares issued (including treasury shares).

At December 31, 2016, there were 219 registered shareholders holding an aggregate of 221,176,196 New York Shares, representing approximately 7.21% of the ordinary shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal ordinary shares.

At December 31, 2016, 1,682,467,041 ArcelorMittal ordinary shares were held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

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

Acquisition of ordinary shares and mandatorily convertible notes in the January 2013 offering of such securities by ArcelorMittal, and entry into the Lock-Up Letter and Share Lending Agreement in connection therewith

ArcelorMittal issued 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and issued $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “MCNs” or each a “Note”) in an offering that closed on January 16, 2013. Lumen subscribed for 17,910,448 ordinary shares in the Share Offering and acquired $300 million in principal amount of MCNs. The underwriting agreement  entered into in connection with such offerings provided as a closing condition that Lumen and Nuavam each execute a lock-up letter whereby they would each agree not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly, any ordinary shares, the acquired MCNs or other securities exchangeable for or convertible into ordinary shares owned by them for a period of at least 180 days from January 9, 2013, subject to certain limited exceptions or the prior written consent of the representatives. In connection with the Share Offering and the offering of the MCNs, ArcelorMittal entered into a share lending agreement with Lumen on January 9, 2013, pursuant to which Lumen agreed to make available for borrowing by ArcelorMittal up to a maximum amount of 48.9 million ordinary shares in exchange for a loan fee of $0.00046 per lent ordinary share, accruing daily from and including the date on which the loaned ordinary shares were delivered to the borrower to, but excluding, the date of return of the borrowed ordinary shares. Under the share lending agreement, deliveries of the loaned shares by Lumen was to occur on the dates an equal number of ordinary shares were required to be delivered by ArcelorMittal pursuant to the terms of the MCNs. The share lending agreement provided that ArcelorMittal could terminate all or any portion of any loan made there under at any time and that all outstanding loans would terminate on the date which was three business days after the date on which a general meeting of shareholders of ArcelorMittal had approved a resolution approving sufficient authorized share capital and authorizing the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Under the share lending agreement, Lumen had no rights (including voting or disposition rights) with respect to any ordinary shares that had been loaned to ArcelorMittal and not yet returned to Lumen. Subject to this condition being met, it was expected that any ordinary shares to be delivered by ArcelorMittal to Lumen upon termination of the loan(s) would be newly issued ordinary shares issued in favor of Lumen (with a cancellation of the shareholders' preferential subscription right). The extraordinary general meeting of shareholders of ArcelorMittal that took place on May 8, 2013 (the “May 2013 EGM”) approved sufficient authorized share capital and authorized the Board of Directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to Lumen of all borrowed ordinary shares. Accordingly, the share lending agreement with Lumen was terminated three business days after the date of the May 2013 EGM. On January 15, 2016, upon final maturity of the MCNs,  the remaining outstanding 88,182,131 Notes were converted into 137,967,116 new ordinary shares of ArcelorMittal (including Lumen Investments Sàrl’s allotment). Following this issuance, the share capital of ArcelorMittal amounted to EUR 7,453,441,006.98 represented by 1,803,359,338 Shares. For the 1,817,869 Notes previously converted at the option of their holders, ArcelorMittal delivered a total of 2,275,026 treasury shares.

Acquisition of ordinary shares of ArcelorMittal by way of a non-statutory preferential subscription rights (the “equity offering”) to holders of its existing ordinary shares to subscribe for an aggregate of up to 1,262,351,531 newly-issued ordinary shares of ArcelorMittal (the “New Shares”) and entry into the lock-up agreements in connection therewith

On February 5, 2016, ArcelorMittal announced a proposed capital increase of approximately $3 billion subject to shareholder approval by way of a rights issue structured as non-statutory preferential subscription rights for ArcelorMittal shareholders. The Significant Shareholder committed to take up its pro-rata entitlement corresponding to approximately $1.1 billion.

ArcelorMittal entered into a standby underwriting commitment with three banks acting as joint global coordinators, pursuant to which the latter undertook to underwrite the capital increase for the remaining amount, subject to customary conditions. As the subscription price was denominated in euros, the capital increase amount corresponded to the euro equivalent of $3 billion upon the rights offering launch. The actual amount of the capital increase in USD depended on the exchange rate at closing. The Significant Shareholder agreed with the underwriters that it would not, (and would not announce the intention to) without the prior consent of the three banks on behalf of the underwriters until (a) 180 days following the settlement of the equity offering or (b) if the underwriting agreement terminated prior to such date, the date of such termination, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any ordinary shares of ArcelorMittal, or any options or warrants to purchase any ordinary shares of ArcelorMittal, or any securities convertible into, exchangeable for or that represent the right to receive ordinary shares of ArcelorMittal, whether now owned or hereinafter acquired, whether owned directly (including holding as a custodian) or through beneficial ownership, subject to certain exceptions.

An extraordinary general meeting of shareholders was held on March 10, 2016 (the “EGM”) in order to approve certain matters in connection with ArcelorMittal’s announced intention to increase its capital through an equity offering. Among other things, the proposals to be voted on included a reduction of the par value per share to €0.10 and an increase in the authorized share capital to €3,199,585,721.30. Both resolutions were approved by the EGM.

Following the EGM held on March 10, 2016, when the final terms of the rights issuance were defined, the Company decided, in accordance with its risk management policies, to hedge part of its foreign exchange exposure arising from the euro denominated proceeds of the rights issuance. Accordingly, on March 10, 2016, the Company entered into currency forward transactions with a credit institution to sell euro and buy U.S. dollar at an amount of €1 billion. The transactions settled on March 30, 2016. In parallel, the commitment by the Significant Shareholder to exercise its rights under the euro-denominated rights issuance gave rise to a foreign exchange exposure opposite to the one of the Company. Accordingly, on the same date, the Significant Shareholder entered into currency forward transactions, with the same credit institution as the Company, to hedge its foreign exchange exposure arising from potential fluctuations in the USD/euro exchange rate. The transactions, which consisted of buying euro and selling U.S. dollar at an amount of €1 billion, settled on March 30, 2016.

On April 8, 2016, ArcelorMittal completed the equity offering with net proceeds of $3.1 billion. New shares of 1,262,351,531 were issued at a subscription price of €2.20 per New Share. The Significant Shareholder exercised its rights for New Shares pro rata to its shareholding of 37.38%. Following the equity offering, ArcelorMittal’s issued share capital consists of 3,065,710,869 shares without nominal value.

Agreements with Aperam SA post-Stainless Steel Spin-Off

In connection with the spin-off of its stainless steel division into a separately focused company, Aperam SA (“Aperam”), which was completed on January 25, 2011, ArcelorMittal entered into several agreements with Aperam and/ or certain Aperam subsidiaries. These agreements include a Master Transitional Services Agreement dated January 25, 2011 (the “Transitional Services Agreement”) for support for/from corporate activities, a purchasing services agreement for negotiation services from ArcelorMittal Purchasing (the “Purchasing Services Agreement”), a sourcing services agreement for negotiation services from ArcelorMittal Sourcing (the “Sourcing Services Agreement”), certain commitments regarding cost-sharing in Brazil and certain other ancillary arrangements governing the relationship between Aperam and ArcelorMittal following the spin-off, as well as certain agreements relating to financing.

The Transitional Services Agreement between ArcelorMittal and Aperam expired at year-end 2012.  The parties agreed to renew a limited number of services where expertise and bargaining power created value for each party.  ArcelorMittal will continue to provide certain services in 2017 relating to areas including environmental and technical support and the administration of the shareholders register.

In the area of research and development, Aperam entered into a frame arrangement with ArcelorMittal to establish a structure for future cooperation in relation to certain ongoing or new research and development programs. Currently, only limited research and development support for existing projects are implemented through the agreement, but new collaborative endeavors are foreseen in 2017.

The purchasing and sourcing of raw materials generally were not covered by the Transitional Services Agreement. Aperam is responsible for the sourcing of its key raw materials, including nickel, chromium, molybdenum and stainless steel scrap. However, under the terms of the 2011 Purchasing Services Agreement, Aperam still relies on ArcelorMittal for services in relation to the negotiation of certain contracts with global or large regional suppliers, including those relating to the following key categories:  operating materials (rolls, electrodes and refractory materials), spare parts, industrial products and services. The Purchasing Services Agreement also permits Aperam to avail itself of the services and expertise of ArcelorMittal for certain capital expenditure items. The Purchasing Services Agreement and the Sourcing Services Agreement were each entered into for an initial term of two years, which was to expire on January 24, 2013. However, since that date, the Purchasing Services Agreement has been extended successively, while the Sourcing Services Agreement was limited to IT services as of October 2013. The term of the Purchasing Services Agreement was further extended until January 25, 2017 and is expected to be extended with a revised scope for an additional year. As from January 1, 2016, purchasing services for metallics (carbon scrap) were removed from the Purchasing Services Agreement. The Sourcing Service Agreement (already limited to IT services) was ended by mutual agreement of the parties on December 31, 2014, when Aperam Sourcing SCA switched to its own IT system. New specific IT service agreements are being put in place with Aperam, one for Asset Reliability Maintenance Program (ARMP) in its Brazilian entities, and two others for the use in Europe of ARMP and for the use of the global wide area network (WAN). In Europe, Aperam purchased most of its electricity and natural gas though energy supply contracts put in place for the period 2014-2019 with ArcelorMittal Energy SCA and ArcelorMittal Purchasing SCA.

Purchasing activities will continue to be provided to Aperam pursuant to existing contracts with ArcelorMittal entities that it has specifically elected to assume.

In addition, in September 2016, a services term sheet agreement has been concluded between ArcelorMittal Shared Service Center Europe Sp z.o.o. Sp.k. and Aperam according to which ArcelorMittal Shared Service Center Europe Sp z.o.o. Sp.k.SSC Poland will prepare in close cooperation with Aperam, transfer pricing documentation for the financial years 2015, 2016 and 2017 for specific Aperam entities. The transfer pricing documentation shall be compliant with OECD transfer pricing guidelines and in line with country specific legal requirements as well as respecting the country specific deadlines. The work shall include also the update of benchmark studies.

In connection with the spin-off, management also renegotiated an existing Brazilian cost-sharing agreement between ArcelorMittal Brasil and Aperam Inox América do Sul S.A. (formerly known as ArcelorMittal Inox Brasil), pursuant to which, starting as of April 1, 2011, ArcelorMittal Brasil continued to perform purchasing, insurance and real estate activities for the benefit of certain of Aperam’s Brazilian subsidiaries, with costs being shared on the basis of cost allocation parameters agreed between the parties. From the demerger of ArcelorMittal BioEnergia Ltda on July 1, 2011, its payroll functions were also handled by ArcelorMittal Brasil. The real estate, insurance activities and payroll functions of Aperam’s Brazilian subsidiaries have not been handled by ArcelorMittal Brasil since January 1, 2013, June 30, 2013, and June 27, 2014 respectively.

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

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal was approved by the shareholders at the annual general meeting held on May 4, 2016.

B.    Significant changes

Not applicable.

ITEM  9.         THE OFFER AND LISTING

A.    Offer and listing details

Nature of trading market

ArcelorMittal shares are listed and traded on several stock exchanges as described in “Item 4.A—Information on the Company—History and development of the Company—Other information”.

The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed. The Company’s equity offering through a rights issue resulted in a dilution of its share price. The prices disclosed below have not been recomputed to include the effect of dilution for the period prior to the rights issue. See “Item 7.B—Major shareholders and related party transactions—Related party transactions” and Item 10.A—Additional information—Share capital” for further details on the equity offering.

		The New York Stock Exchange		NYSE Euronext Amsterdam		NYSE Euronext Paris
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in U.S. dollars)		(in euros)		(in euros)
	Month ended
	Aug-16	6.59	5.79	5.95	5.23	5.95	5.23
	Sep-16	6.36	5.38	5.68	4.87	5.68	4.87
	Oct-16	6.90	5.95	6.36	5.38	6.36	5.38
	Nov-16	7.69	6.28	7.30	5.49	7.30	5.49
	Dec-16	8.84	7.25	8.26	6.96	8.26	6.96
	Jan-17	8.40	7.37	7.90	6.95	7.90	6.95
	Feb-17*	8.84	7.67	8.25	7.18	8.25	7.18

	Year ended December 31, 2016
	First Quarter	5.29	2.93	4.94	2.59	4.94	2.59
	Second Quarter	6.14	4.18	5.44	3.79	5.44	3.79
	Third Quarter	6.59	4.51	5.95	4.03	5.95	4.03
	Fourth Quarter	8.84	5.95	8.26	5.38	8.26	5.38

	Year ended December 31, 2015
	First Quarter	11.34	9.21	10.04	7.75	10.04	7.75
	Second Quarter	11.95	9.27	10.63	8.57	10.63	8.57
	Third Quarter	9.77	5.11	8.95	4.52	8.95	4.52
	Fourth Quarter	6.93	3.71	6.19	3.35	6.19	3.35

	Year ended December 31, 2014	17.84	10.55	13.40	8.36	13.40	8.36

	Year ended December 31, 2013	17.98	10.84	13.76	8.35	13.76	8.35

	Year ended December 31, 2012	23.62	13.28	17.96	10.60	17.96	10.60

*	February 2017 data is through February 10, 2017.

		Luxembourg Stock Exchange		NYSE Euronext Brussels[1]		Spanish Stock Exchanges
		ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
		High	Low	High	Low	High	Low
		(in euros)		(in euros)		(in euros)
	Month ended
	Aug-16	6.00	5.27	-	-	5.94	5.24
	Sep-16	5.84	4.87	-	-	5.68	4.87
	Oct-16	6.34	5.42	-	-	6.36	5.38
	Nov-16	7.25	5.53	-	-	7.29	5.52
	Dec-16	8.22	6.98	-	-	8.25	6.95
	Jan-17	7.98	6.96	-	-	7.89	6.94
	Feb-17*	8.22	7.11	-	-	8.24	7.19

	Year ended December 31, 2016
	First Quarter	4.92	2.62	-	-	4.93	2.59
	Second Quarter	5.54	3.66	-	-	5.44	3.80
	Third Quarter	6.00	4.07	-	-	5.94	4.04
	Fourth Quarter	8.22	5.42	-	-	8.25	5.38

	Year ended December 31, 2015
	First Quarter	10.02	7.96	-	-	10.04	7.76
	Second Quarter	10.55	8.58	-	-	10.63	8.57
	Third Quarter	9.00	4.41	-	-	8.94	4.51
	Fourth Quarter	6.39	3.38	-	-	6.19	3.36

	Year ended December 31, 2014	13.32	8.43	-	-	13.40	8.36

	Year ended December 31, 2013	13.88	8.37	-	-	13.76	8.35

	Year ended December 31, 2012	17.54	10.80	-	-	17.95	10.61

1	ArcelorMittal’s shares ceased trading on Euronext Brussels by NYSE Euronext effective on December 31, 2011 after ArcelorMittal’s request to delist in August 2011.
*	February 2017 data is through February 10, 2017.

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

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.    Share capital

As of December 31, 2016, the Company’s issued share capital was €306,571,086.90 represented by 3,065,710,869 shares without nominal value. There were no changes to the Company’s share capital in 2015 or 2014.

Out of the total of 3,065,710,869 shares in issue, 7,222,439 shares were held in treasury by ArcelorMittal at December 31, 2016, representing approximately 0.24% of its issued share capital.

The Company’s authorized share capital, including the issued share capital, was €337,228,195.60 represented by 3,372,281,956 ordinary shares without nominal value as of December 31, 2016.

On January 15, 2016, following the maturity of the $2.25 billion 6% Mandatorily Convertible Subordinated Notes due 2016 (the “Notes”), the Company’s issued share capital was increased by €570,231,887.14 from €6,883,209,119.84, represented by 1,665,392,222 shares without nominal value, as of December 31, 2015 to €7,453,441,006.98 represented by 1,803,359,338 shares without nominal value. For the 1,817,869 Notes converted at the option of their holders during the fourth quarter of 2015, the Company delivered a total of 2,275,026 treasury shares.

On February 5, 2016, the Company announced its intention to increase its capital through a rights issue with shareholders benefiting from non-statutory preferential subscription rights on terms to be determined by the Company. At its meeting on February 3, 2016, the Board of Directors resolved, among other things and subject to approval by an extraordinary general meeting of shareholders, to authorize the issue of up to 30,000,000,000 new ordinary shares, to cancel the statutory preferential subscription rights of the existing shareholders and to authorize the granting of preferential subscription rights to existing shareholders on terms to be determined based on market practice and conditions (the “equity offering”).

The extraordinary general meeting (the “EGM”) of ArcelorMittal shareholders, held on March 10, 2016, approved the two resolutions on its agenda:

•         to reduce the share capital of the Company without distribution to shareholders, in order to reduce the par value of the shares in the Company to an amount of 10 euro cents per share and

•         to increase the Company’s authorized share capital including the authorization to limit or cancel the shareholders’ preferential subscription rights.

Following such approval, the Company’s share capital was decreased on March 10, 2016 from €7,453,441,006.98 to €180,335,933.80 represented by 1,803,359,338 ordinary shares without nominal value. The Company’s authorized share capital decreased from €8,249,049,316.38 as of December 31, 2015 represented by 1,995,857,213 shares to €199,585,721.30 with an unchanged number of shares and subsequently increased to €3,199,585,721.30 represented by 31,995,857,213 shares.

As a result of the Company’s equity offering authorized by the EGM and which closed on April 8, 2016 at a price of €2.20 per share, the Company’s issued share capital was increased from €180,335,933.80 to €306,571,086.90 represented by 3,065,710,869 ordinary shares without nominal value. The Company’s authorized share capital including the issued share capital was decreased from €3,199,585,721.30 represented by 31,995,857,213 shares to €337,228,195.60 represented by 3,372,281,956 ordinary shares without nominal value.

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

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares in the shareholders’ register. Each transfer of shares is made by a written declaration of transfer recorded in the shareholders’ register of ArcelorMittal, dated and signed by the transferor and the transferee or by their duly appointed agent. ArcelorMittal may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to ArcelorMittal.

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

Issuance of shares

The issuance of shares by ArcelorMittal requires either an amendment of the Articles of Association approved by an extraordinary general meeting of shareholders (an “EGM”) or a decision of the Board of Directors that is within the limits of the authorized share capital set out in the Articles of Association. In the latter case, the Board of Directors may determine the conditions for the issuance of shares, including the consideration (cash or in kind) payable for such shares.

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

The Company’s authorized share capital was €8,249,049,316.38 represented by 1,995,857,213 shares through 2014 and 2015 while its total issued share capital stood at €6,883,209,119.84, represented by 1,665,392,222 ordinary shares in 2014 and 2015. Following the mandatory conversion on January 15, 2016 of outstanding Notes of the Company’s $2.25 billion 6% Mandatorily Convertible Notes due 2016, the Company’s issued share capital was increased by €570,231,887.14 from €6,883,209,119.84 to €7,453,441,006.98 represented by 1,803,359,338 shares without nominal value.

On February 5, 2016, the Company announced its intention to increase its capital through a rights issue with shareholders benefiting from non-statutory preferential subscription rights on terms to be determined by the Company. At its meeting on February 3, 2016, the Board of Directors resolved among others and subject to approval by an EGM, to authorize the issue of up to 30,000,000,000 new ordinary shares, to cancel the statutory preferential subscription rights of the existing shareholders and to authorize the granting of preferential subscription rights to existing shareholders on terms to be determined based on market practice and conditions (the “equity offering”).

The EGM of ArcelorMittal shareholders, held on March 10, 2016, approved the two resolutions on its agenda:

•         to reduce the share capital of the Company without distribution to shareholders, in order to reduce the par value of the shares in the Company to an amount of 10 euro cents per share and

•         to increase the Company’s authorized share capital including the authorization to limit or cancel the shareholders’ preferential subscription rights.

The above authorization expires five years from the date of publication of the EGM minutes in the Official Luxembourg Gazette Mémorial C, which occurred on March 23, 2016. This authorization may be renewed from time to time by an EGM for periods not to exceed five years each.

Following such approval, the Company’s share capital was decreased on March 10, 2016 from €7,453,441,006.98 to €180,335,933.80 represented by 1,803,359,338 ordinary shares without nominal value. The Company’s authorized share capital, including the issued share capital, amounted to €3,199,585,721.30 represented by 31,995,857,213 ordinary shares without nominal value.

As a result of the Company’s equity offering authorized by the EGM and which closed on April 8, 2016 at a price of €2.20 per share, the Company’s issued share capital increased from €180,335,933.80 to €306,571,086.90 represented by 3,065,710,869 ordinary shares without nominal value and remained unchanged at December 31, 2016. The Company’s authorized share capital, including the issued share capital, amounted to €337,228,195.60 represented by 3,372,281,956 ordinary shares without nominal value.

Article 5 of the Articles of Association has been amended to reflect this change. The Articles of Association have been published on www.arcelormittal.com and filed with the Luxembourg Register of Commerce and Companies on May 6, 2016.

Preemptive rights

Unless limited or cancelled by the Board of Directors as described below or by an EGM, holders of ArcelorMittal shares have a pro rata preemptive right to subscribe for newly issued shares, except for shares issued for consideration other than cash (i.e., in kind).

The Articles of Association provide that preemptive rights may be limited or cancelled by the Board of Directors in the event of an increase in the Company’s issued share capital until the date being five years from the date of publication in the Official Luxembourg Gazette Mémorial C of the relevant meeting minutes, which publication occurred on March 23, 2016 with respect to the minutes of the EGM held on March 10, 2016. This power of the Board of Directors may from time to time be renewed by an EGM for subsequent periods not to exceed five years each.

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

•         only fully paid-up shares may be repurchased. At December 31, 2016, all of ArcelorMittal’s issued ordinary shares were fully paid-up; and

•         the acquisition offer is made on the same terms and conditions to all the shareholders who are in the same position, it being noted however that listed companies may repurchase their own shares on the stock exchange without an acquisition offer having to be made to the shareholders.

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

Any acquisitions, disposals, exchanges, contributions or transfers of shares by the Company or other companies in the ArcelorMittal group must be in accordance with Luxembourg laws transposing Directive 2003/6/EC regarding insider dealing and market manipulation as repealed and replaced by (EU) Regulation No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated EC Regulation No. 596/2014 with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures.

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

General meeting of shareholders

The shareholders’ rights law of May 24, 2011, which transposes into Luxembourg law Directive 2007/36/EC of the European Parliament and of the Council of July 11, 2007 on the exercise of certain rights of shareholders in listed companies of July 14, 2007 came into force on July 1, 2011 (the “Shareholder’s Rights Law”).

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

General meetings of shareholders are convened by the publication of a notice at least 30 days before the meeting date in a Luxembourg newspaper, via the online platform called Recueil électronique des sociétés et associations (“RESA”) which replaced as of June 1, 2016 the Luxembourg official legal gazette, the Mémorial, Recueil des Sociétés et Associations, and by way of press release sent to the major news agencies. Ordinary general meetings are not subject to any minimum shareholder participation level. Extraordinary general meetings, however, are subject to a minimum quorum of 50% of the share capital. In the event the 50% quorum is not met upon the first call, the meeting may be reconvened by way of convening notice published in the same manner as the first notice, at least 17 days before the meeting date. No quorum is required upon the second call.

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

The Shareholders’ Rights Law provides that a company’s articles of association may allow shareholders to ask questions prior to the general meeting which will be answered by management during the general meeting’s questions and answers session prior to the vote on the agenda items. Although the Articles of Association of ArcelorMittal do not specifically address this point, shareholders may ask questions in writing ahead of a general meeting, which are taken into account in preparing the general meeting’s questions and answers session. With regard to the May 4, 2016 general meeting, shareholders were expressly encouraged to send questions and comments to the Company in advance by writing to a dedicated e-mail address indicated in the convening notice.

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

(d) retirement or non-retirement of directors under an age limit requirement

There is no retirement or non-retirement of directors under an age limit requirement. However, o n October 30, 2012, the Board of Directors adopted a policy that places limitations on the terms of independent directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond the 12 years rule if the Board of Directors considers it to be in the best interest of the Company based on the contribution of the Director involved and the balance between the knowledge, skills, experience and need for renewal of the Board.

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

Amendment of the Articles of Association

Any amendments to the Articles of Association must be approved by an extraordinary general meeting of shareholders held in the presence of a Luxembourg notary, followed by the publications required by Luxembourg law.

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

Disclosure of significant ownership in ArcelorMittal shares

Holders of ArcelorMittal shares and derivatives or other financial instruments linked to ArcelorMittal shares may be subject to the notification obligations of the Luxembourg law of January 11, 2008, as last amended by the law dated May 10, 2016, on transparency requirements regarding information about issuers whose securities are admitted to trading on a regulated market (the “Transparency Law”). The following description summarizes these obligations. ArcelorMittal shareholders are advised to consult with their own legal advisers to determine whether the notification obligations apply to them.

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

The above notification obligations also apply to persons who directly or indirectly hold financial instruments linked to ArcelorMittal shares. Pursuant to article 12 a. of the Transparency Law, persons who hold ArcelorMittal shares and financial instruments linked to ArcelorMittal Shares must aggregate their holding.

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

Pursuant to the Articles of Association of ArcelorMittal, any person who acquires shares giving him or her 5% or more or a multiple of 5% or more of the voting rights must inform ArcelorMittal within 10 Luxembourg Stock Exchange trading days following the date on which the threshold was crossed by registered letter with return receipt requested as to whether he or she intends to acquire or dispose of shares in ArcelorMittal within the next 12 months or intends to seek to obtain control over ArcelorMittal or to appoint a member to ArcelorMittal’s Board of Directors.

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

Disclosure of insider dealing transactions

Members of the Board of Directors and the members of the CEO Office, Executive Officers and other executives fulfilling senior management responsibilities within ArcelorMittal and falling with the definition of “Persons Discharging Senior Managerial Responsibilities” set out below and persons closely associated with them must disclose to the CSSF and to ArcelorMittal all transactions relating to shares or debt instruments of ArcelorMittal or derivatives or other financial instruments linked to any shares or debt instruments of ArcelorMittal (together the “Financial Instruments”) conducted by them or for their account.

Such notifications shall be made promptly and not later than three business days after the date of the transaction.

“Persons Discharging Senior Managerial Responsibilities” within ArcelorMittal are the members of the Board of Directors, and the CEO Office, the Executives Officers, and other executives occupying a high level management position with regular access to non-public material information relating, directly or indirectly, to ArcelorMittal and have the authority to make management decisions about the future development of the Company and its business strategy (see “Item 4A—Information on the Company—History and development of the Company—Key transactions and events in 2016” for a discussion of recent management changes). Persons closely associated with them include their respective family members.

Both information on trading in Financial Instruments by “Persons Discharging Senior Managerial Responsibilities” and ArcelorMittal’s Insider Dealing Regulations are available on www.arcelormittal.com under “Investors—Corporate Governance—Share Transactions by Management”. For more information, see “Item 6.A—Directors, senior management and employees—Directors and senior management”.

In 2016, four notifications were received by ArcelorMittal from such persons and filed with the CSSF.

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

Limitation of directors’ liability/indemnification of Directors and the members of the CEO Office

The Articles of Association of ArcelorMittal provide that ArcelorMittal will, to the broadest extent permitted by Luxembourg law, indemnify every director and member of the CEO Office as well as every former director or member of the CEO Office for fees, costs and expenses reasonably incurred in the defense or resolution (including a settlement) of all legal actions or proceedings, whether civil, criminal or administrative, he or she has been involved in his or her role as former or current director or member of the CEO Office.

The right to indemnification does not exist in the case of gross negligence, fraud, fraudulent inducement, dishonesty or for a criminal offense, or if it is ultimately determined that the director or members of the CEO Office has not acted honestly, in good faith and with the reasonable belief that he or she was acting in the best interests of ArcelorMittal.

C.    Material contracts

The following are material contracts, not entered into in the ordinary course of business, to which ArcelorMittal has been a party during the past two years.

ArcelorMittal Equity Incentive Plan, Performance Share Unit Plan and Special Grant

For a description of such plans, please refer to “Item 6B–Directors, senior management and employees–Compensation.”

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

The following summarizes the main provisions of the MoU that remain in effect or were in effect in 2016.

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

Non-compete

For so long as the Significant Shareholder holds and controls at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or CEO Office, the Significant Shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT ISPAT Indo.

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

Subject to certain exceptions for short-term or hedged positions, taxable dividends received by certain non-corporate U.S. Holders (including individuals) with respect to the ArcelorMittal shares will be subject to U.S. federal income taxation at rates that are lower than the rates applicable to ordinary income if the dividends represent “qualified dividend income”. Dividends paid on the ArcelorMittal shares will be treated as qualified dividend income if ArcelorMittal is not a PFIC in the year in which the dividend was paid or in the year prior thereto. As discussed further below, ArcelorMittal believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2016 taxable year, and ArcelorMittal does not anticipate being a PFIC for its 2017 taxable year. See “—Passive Foreign Investment Company Status”.

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

Passive foreign investment company (“PFIC”) status

Special U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. ArcelorMittal believes that it currently is not a PFIC for U.S. federal income tax purposes, and ArcelorMittal does not expect to become a PFIC in the future. This conclusion is based upon an annual analysis of its financial position and an interpretation of the PFIC provisions that ArcelorMittal believes is correct. No assurances can be made, however, that the applicable tax law or relevant factual circumstances will not change in a manner that affects the determination of ArcelorMittal’s PFIC status. If, contrary to the foregoing, ArcelorMittal were classified as a PFIC, a U.S. Holder of ArcelorMittal shares would be subject to an increased tax liability upon the gain realized on a sale or other disposition of ArcelorMittal shares or upon the receipt of certain distributions treated as “excess distributions”. Any gain realized would not be treated as a capital gain but would be treated as if the U.S. Holder had realized its gain and certain “excess distributions”, as applicable, ratably over its holding period for ArcelorMittal shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, if ArcelorMittal were a PFIC and its shares constitute “marketable stock”, a U.S. Holder may elect to be taxed annually on a mark-to-market basis with respect to its ArcelorMittal shares and mitigate the adverse tax consequences. U.S. Holders should consult their tax advisors as to the availability and consequences of a mark-to-market election with respect to their shares of ArcelorMittal.

Backup withholding and information reporting

The payment of proceeds received upon the sale, exchange or redemption of ArcelorMittal shares by U.S. Holders within the United States (or through certain U.S.-related financial intermediaries), and dividends on ArcelorMittal shares paid to U.S. Holders in the United States (or through certain U.S.-related financial intermediaries), will be subject to information reporting and may be subject to backup withholding unless the U.S. Holder (1) is an exempt recipient, and establishes that exemption if required or (2) in the case of backup withholding, provides an IRS Form W-9 (or an acceptable substitute form) that contains the U.S. Holder’s taxpayer identification number and that certifies that no loss of exemption from backup withholding has occurred.

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

(b) Luxembourg income tax on dividends paid on ArcelorMittal shares and capital gains

Luxembourg resident individual holders

For Luxembourg individuals, income in the form of dividends or capital gains derived from ArcelorMittal shares will normally be subject to individual income tax at the applicable progressive rate with a current top effective marginal rate of 45.78% including the unemployment fund contribution at the maximum rate of 9%. Such dividends may benefit from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law, subject to fulfillment of the conditions set out therein. Capital gains will only be taxable if they are realized on a sale of ArcelorMittal shares, which takes place within the first six months following their acquisition, or if the relevant holder (alone or together with his/her spouse or registered partner and his/her underage children), directly or indirectly, holds or has held more than 10% of the ArcelorMittal shares at any time during the past five years.

Luxembourg resident corporate holders

For Luxembourg companies, which do not benefit from a special tax regime, income in the form of dividends or capital gains derived from ArcelorMittal shares will be subject to corporate income tax and municipal business tax. The combined rate for these two taxes (including an unemployment fund contribution of 7%) is 27.08% for Luxembourg companies with registered office in Luxembourg City. Such dividends may benefit either from the 50% exemption set forth in Article 115(15a) of the Luxembourg Income Tax Law or from the full exemption set forth in Article 166 of the Luxembourg Income Tax Law, subject in each case to fulfillment of the respective conditions set out therein. Capital gains realized on the sale of ArcelorMittal shares may benefit from the full exemption provided for by the Grand Ducal Decree of December 21, 2001, as amended, subject to fulfillment of the conditions set out therein.

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

(c) Other taxes

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

On November 6, 2015, ArcelorMittal’s Board of Directors proposed the suspension of the dividend for the financial year 2015. This proposal was approved by the shareholders at the annual general meeting on May 4, 2016.

G.    Statements by experts

Please refer to “Item 4.D— Information on the Company—Property, plant and equipment—Reserves (iron ore and coal).”

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

Risk management

ArcelorMittal has implemented strict policies and procedures to manage and monitor financial market risks. Organizationally, supervisory functions are separated from operational functions, with proper segregation of duties. Financial market activities are overseen by the CFO, the Corporate Finance and Tax Committee and the CEO Office.

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

The tables below illustrate the impact of an appreciation and a depreciation of the U.S. dollar of 10% against the euro, on the conversion of the net debt of ArcelorMittal into U.S. dollars as of December 31, 2016 and December 31, 2015. The impact on net debt denominated in a currency different than the euro, is computed based on historical data of how such currency would move against the U.S. dollar when the U.S. dollar appreciates/depreciates 10% against the euro. A positive sign means an increase in the net debt.

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2016	in $ equivalent (in millions)	in $ equivalent (in millions)
Chinese renminbi	2	(2)
Euro	(392)	392
Moroccan dirham	4	(4)
South African rand	(1)	1
Swiss franc	(14)	16
Ukrainian hryvnia	1	(1)
Other	8	(5)

Currency	Impact on net debt translation of a 10% appreciation of the U.S. dollar against the euro	Impact on net debt translation of a 10% depreciation of the U.S. dollar against the euro
In 2015	in $ equivalent (in millions)	in $ equivalent (in millions)
Brazilian real	(13)	17
Canadian dollar	16	(18)
Euro	(420)	420
South African rand	1	(1)

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

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    Debt securities

Not applicable.

B.    Warrants and rights

Not applicable.

C.    Other securities

Not applicable.

D.    American depositary shares

The Company does not have any American Depositary Receipts. As described under “Item 10.B—Additional information—Memorandum and Articles of Association—Form and transfer of shares”, the Company maintains a New York share register with Citibank, N.A. for its shares that trade on the NYSE. As of December 31, 2016, 221,176,196 shares (or approximately 7.21% of ArcelorMittal’s total issued shares) were ArcelorMittal New York Registry Shares. Holders of ArcelorMittal New York Registry Shares do not pay fees to Citibank as a general matter, but do incur costs of up to $5 per 100 shares for transactions that require canceling or issuing New York Registry Shares, such as cross-border trades where New York Registry Shares are cancelled in exchange for shares held in ArcelorMittal’s European register, or vice-versa. Subject to certain conditions, Citibank reimburses the

Company on an annual basis for expenses incurred by the Company in relation to the ongoing maintenance of the New York share facility (e.g., investor relations expenses, NYSE listing fees, etc.). In 2016, Citibank paid the Company $1,200,000 in respect of reimbursements of expenses incurred by the Company in 2016.

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

Management carried out an evaluation, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2016. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2016 so as to provide reasonable assurance that (1) information required to be disclosed by the Company in the reports that the Company files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based upon the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that ArcelorMittal’s internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of management’s internal control over financial reporting as of December 31, 2016 has been audited by the Company’s independent registered public accounting firm, Deloitte Audit, and their report as of February 23, 2017 below expresses an unqualified opinion on the Company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ending December 31, 2016 that have materially affected or are reasonably likely to have materially affected the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the internal control over financial reporting of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 23, 2017 expressed an unqualified opinion on those consolidated financial statements.

 /s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 23, 2017

ITEM 16A.         AUDIT & RISK COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. Narayanan Vaghul, Chairman of Audit & Risk Committee, is an “Audit & Risk committee financial expert” as defined in Item 16A of Form 20-F. Mr. Vaghul and each of the other members of the Audit & Risk Committee are “independent directors” as defined under the NYSE listing standards.

Please see “Item 6.A–Directors, senior management and employees—Directors and senior management—–Board of Directors” for Mr. Vaghul’s experience.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Audit S.à.r.l. acted as the principal independent registered public accounting firm for ArcelorMittal for the fiscal years ended December 31, 2016 and 2015. Set forth below is a breakdown of fees for services rendered in 2016 and 2015.

Audit Fees. Audit fees in 2016 and 2015 included $20.9 million and $25.8 million, respectively, for the audits of financial statements, and $0.6 million and $0.7 million in 2016 and 2015, respectively, for regulatory filings.

Audit-Related Fees. Audit-related fees in 2016 and 2015 were $0.9 million and $2.2 million, respectively. Audit-related fees primarily include fees for employee benefit plan audits.

Tax Fees. Fees relating to tax planning, advice and compliance in 2016 and 2015 were $0.3 million and $1.0 million, respectively.

All Other Fees. Fees in 2016 and 2015 for all other services were $0.3 million and $0.1 million, respectively. All other fees relate to services not included in the first three categories.

The Audit & Risk Committee has reviewed and approved all of the audit, audit-related, tax and other services provided by the principal independent registered public accounting firm in 2016 within its scope, prior to commencement of the engagements. None of the services provided in 2016 were approved under the de minimis exception allowed under the Exchange Act.

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

In making its recommendation to appoint Deloitte Audit S.à.r.l. as our principal independent registered public accounting firm for the fiscal year ended December 31, 2016, the Audit & Risk Committee has considered whether the services provided are compatible with maintaining Deloitte Audit S.à.r.l. independence and has determined that such services do not interfere with Deloitte Audit S.à.r.l. independence.

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

PART III

ITEM  17.            FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this Item.

ITEM  18.            FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-113.

ITEM 19.             EXHIBITS

EXHIBIT INDEX

Exhibit	Description
Number

1.1.*	Amended and Restated Articles of Association of ArcelorMittal dated April 27, 2016 (filed as Exhibit 4.5 to the Form 6-K dated May 2, 2016 (File No. 001-35788) and incorporated by reference herein).

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

4.4*.

Supplemental Terms for 2015-2016 to the ArcelorMittal Equity Incentive Plan effective May 5, 2015 (filed as Exhibit 4.4 to the annual report on Form 20-F filed on February 22, 2016 (File No. 001-35788) and incorporated by reference herein).

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

4.9*

Supplemental Terms for 2015-2016 to the GMB PSU Plan effective May 5, 2015 (filed as Exhibit 4.9 to the annual report on Form 20-F filed on February 22, 2016 (File No. 001-35788) and incorporated by reference herein).

5.0	Supplemental Terms for 2016-2017 to the GMB PSU Plan effective May 4, 2016.

5.1	Supplemental Terms for 2016-2017 to the ArcelorMittal Equity Incentive Plan effective May 4, 2016.

8.1.	List of Significant Subsidiaries.
12.1.	Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) under the Exchange Act.
13.1.

Certifications of ArcelorMittal’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1.	Consent of Deloitte Audit.
15.2.	Consent of Marshall Miller & Associates, Inc. (formerly, Cardno, Inc.).
15.3.	Consent of SRK Consulting (UK) Limited - coal
15.4.	Consent of RPA Inc.
15.5.	Consent of Gustavson Associates

15.6.	Consent of SRK Consulting (UK) Limited – iron ore

16.1.	Mine Safety and Health Administration Safety Data.

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCELORMITTAL

/s/ Anne van Ysendyck
Anne van Ysendyck
Company Secretary

Date: February 23, 2017

ARCELORMITTAL AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2016 and 2015 and

for each of the three years in the period ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ArcelorMittal

We have audited the accompanying consolidated statements of financial position of ArcelorMittal and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ArcelorMittal and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Audit S.à.r.l.

Luxembourg, Grand Duchy of Luxembourg

February 23, 2017

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Operations

(millions of U.S. dollars, except share and per share data)

			Year Ended December 31,
		Notes	2016	2015	2014
	Sales	4.1 and 11.1	56,791	63,578	79,282
	(including 5,634, 6,124 and 6,606 of sales to related parties for 2016, 2015 and 2014, respectively)
	Cost of sales	4.2 and 11.2	50,428	65,196	73,288
	(including 1,390, 1,460 and 1,355 of purchases from related parties for 2016, 2015 and 2014, respectively)
	Gross margin		6,363	(1,618)	5,994
	Selling, general and administrative expenses		2,202	2,543	2,960
	Operating income (loss)		4,161	(4,161)	3,034
	Income (loss) from investments in associates, joint ventures and other investments	2.6	615	(502)	(172)
	Financing costs - net	6.2	(2,056)	(2,858)	(3,382)
	Income (loss) before taxes		2,720	(7,521)	(520)
	Income tax expense	9.1	986	902	454
	Net income (loss) (including non-controlling interests)		1,734	(8,423)	(974)

	Net income (loss) attributable to equity holders of the parent		1,779	(7,946)	(1,086)
	Net income (loss) attributable to non-controlling interests		(45)	(477)	112
	Net income (loss) (including non-controlling interests)		1,734	(8,423)	(974)

			Year Ended December 31,
			2016	2015	2014
	Earnings (loss) per common share (in U.S. dollars) [1]
	Basic and diluted		0.62	(3.43)	(0.48)
	Weighted average common shares outstanding (in millions)	10.3
	Basic		2,860	2,316	2,312
	Diluted		2,865	2,316	2,312

[1]	Following the Company's equity offering in April 2016, the earnings (loss) per common share for prior periods has been recasted in accordance with IFRS. Please refer to note 10 for more information.

	The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(millions of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2016		2015		2014
Net income (loss) (including non-controlling interests)		1,734		(8,423)		(974)
Items that can be recycled to the consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	333		(439)		449
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(74)		70		44
	259		(369)		493
Derivative financial instruments:
Gain (loss) arising during the period	40		107		181
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(14)		(93)		(2)
	26		14		179
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(398)		(7,876)		(4,198)
Reclassification adjustments for loss (gain) included in the consolidated statements of operations	(13)		(11)		(55)
	(411)		(7,887)		(4,253)
Share of other comprehensive income (loss) related to associates and joint ventures
Gain (loss) arising during the period	(79)		(666)		(601)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	86		4		(61)
	7		(662)		(662)
Income tax benefit (expense) related to components of other comprehensive income (loss) that can be recycled to the consolidated statements of operations	(26)		79		(11)

Items that cannot be recycled to the consolidated statements of operations

Employee benefits - Recognized actuarial gains (losses)	9		24		(1,531)
Share of other comprehensive income (loss) related to associates and joint ventures	(24)		(36)		4
Income tax benefit (expense) related to components of other comprehensive income that cannot be recycled to the consolidated statements of operations	1		(47)		94
Total other comprehensive income (loss)	(159)		(8,884)		(5,687)
Total other comprehensive income (loss) gain attributable to:
Equity holders of the parent	(186)		(8,554)		(5,536)
Non-controlling interests	27		(330)		(151)
		(159)		(8,884)		(5,687)
Total comprehensive income (loss)		1,575		(17,307)		(6,661)
Total comprehensive income (loss) attributable to:
Equity holders of the parent		1,593		(16,500)		(6,622)
Non-controlling interests		(18)		(807)		(39)
Total comprehensive income (loss)		1,575		(17,307)		(6,661)

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Financial Position

(millions of U.S. dollars, except share data)

		December 31,
	Notes	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	6.1.3	2,501	4,002
Restricted cash	6.1.3	114	100
Trade accounts receivable and other (including 322 and 216 from related parties at December 31, 2016 and 2015, respectively)	4.3 and 11.1	2,974	2,679
Inventories	4.4	14,734	13,424
Prepaid expenses and other current assets	4.5	1,665	1,859
Assets held for sale	2.3	259	262
Total current assets		22,247	22,326
Non-current assets:
Goodwill and intangible assets	5.1	5,651	5,592
Property, plant and equipment and biological assets	5.2	34,831	35,780
Investments in associates and joint ventures	2.4	4,297	4,911
Other investments	2.5	926	692
Deferred tax assets	9.4	5,837	6,625
Other assets	4.6	1,353	920
Total non-current assets		52,895	54,520
Total assets		75,142	76,846

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	6.1.2.1	1,885	2,308
Trade accounts payable and other (including 179 and 256 to related parties at December 31, 2016 and 2015, respectively)	4.7 and 11.2	11,633	10,416
Short-term provisions	8.1	426	770
Accrued expenses and other liabilities	4.8	3,943	4,194
Income tax liabilities		133	133
Liabilities held for sale	2.3	95	220
Total current liabilities		18,115	18,041
Non-current liabilities:
Long-term debt, net of current portion	6.1.2.2	11,789	17,478
Deferred tax liabilities	9.4	2,529	2,496
Deferred employee benefits	7.2	8,297	9,216
Long-term provisions	8.1	1,521	1,434
Other long-term obligations		566	611
Total non-current liabilities		24,702	31,235
Total liabilities		42,817	49,276

Contingencies and commitments	8.2 and 8.3

Equity:	10
Common Shares (no par value, 3,372,281,956 and 1,995,857,213 shares authorized, 3,065,710,869 and 1,665,392,222 shares issued, and 3,058,488,430 and 1,656,811,132 shares outstanding at December 31, 2016 and 2015, respectively)		401	10,011
Treasury shares (7,222,439 and 8,581,090 common shares at December 31, 2016 and 2015, respectively, at cost)		(371)	(377)
Additional paid-in capital		34,826	20,294
Mandatorily convertible notes		-	1,800
Retained earnings		16,049	13,902
Reserves		(20,770)	(20,358)
Equity attributable to the equity holders of the parent		30,135	25,272
Non-controlling interests		2,190	2,298
Total equity		32,325	27,570
Total liabilities and equity		75,142	76,846
The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
(millions of U.S. dollars, except share and per share data)
									Reserves

									Items that can be recycled to the Consolidated Statements of Operations			Items that cannot be recycled to the Consolidated Statements of Operations
		Shares[1,2]	Share capital	Treasury Shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Derivative Financial Instruments	Unrealized Gains (Losses) on Available-for-Sale Securities	Recognized actuarial (losses) gains	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
	Balance at December 31, 2013	1,654	10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
	Net loss (including non-controlling interests)	-	-	-	-	-	-	(1,086)	-	-	-		(1,086)	112	(974)
	Other comprehensive income (loss)	-	-	-	-	-	-	-	(4,717)	104	510	(1,433)	(5,536)	(151)	(5,687)
	Total comprehensive income (loss)	-	-	-	-	-	-	(1,086)	(4,717)	104	510	(1,433)	(6,622)	(39)	(6,661)
	Redemption of subordinated perpetual capital securities		-	-	(650)	-	-	(7)	-	-	-		(657)	-	(657)
	Option premiums on treasury shares (note 10.2)	-	-	-	-	-	-	(309)	-	309	-	-	-	-	-
	Mandatory convertible bonds extension (note 10.2)	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Other changes in non-controlling interests (note 10.5)	-	-	-	-	-	-	(34)	-	-	-	-	(34)	(75)	(109)
	Recognition of share based payments (note 7.3)	-	-	15	-	-	10	-	-	-	-	-	25	-	25
	Dividend (note 10.4)	-	-	-	-	-	-	(333)	-	-	-	-	(333)	(118)	(451)
	Coupon on subordinated perpetual capital securities	-	-	-	-	-	-	(22)	-	-	-	-	(22)	-	(22)
	Other movements	-	-	-	-	-	-	(64)	-	-	-	-	(64)	(27)	(91)
	Balance at December 31, 2014	1,654	10,011	(399)	-	1,838	20,258	22,182	(7,627)	89	405	(4,671)	42,086	3,074	45,160
	Net loss (including non-controlling interests)	-	-	-	-	-		(7,946)	-	-	-		(7,946)	(477)	(8,423)
	Other comprehensive income (loss)	-	-	-	-	-			(8,166)	25	(354)	(59)	(8,554)	(330)	(8,884)
	Total comprehensive income (loss)	-	-	-	-	-	-	(7,946)	(8,166)	25	(354)	(59)	(16,500)	(807)	(17,307)
	Other changes in non-controlling interests (note 10.5)	-	-	-	-	-	-	-	-	-	-	-	-	148	148
	Recognition of share based payments (note 7.3)	-	-	4	-	-	16	-	-	-	-	-	20	-	20
	Voluntary conversion of mandatorily convertible notes (note 10.2)	3	-	18	-	(38)	20	-	-	-	-	-	-	-	-
	Mandatory convertible bonds extension (note 10.2)	-	-	-	-	-	-	-	-	-	-	-	-	(20)	(20)
	Dividend (note 10.4)	-	-	-	-	-	-	(331)	-	-	-	-	(331)	(86)	(417)
	Other movements	-	-	-	-	-	-	(3)	-	-	-	-	(3)	(11)	(14)
	Balance at December 31, 2015	1,657	10,011	(377)	-	1,800	20,294	13,902	(15,793)	114	51	(4,730)	25,272	2,298	27,570
	Net income (including non-controlling interests)	-	-	-	-	-		1,779	-	-	-		1,779	(45)	1,734
	Other comprehensive income (loss)	-	-	-	-	-			(471)	28	271	(14)	(186)	27	(159)
	Total comprehensive income (loss)	-	-	-	-	-	-	1,779	(471)	28	271	(14)	1,593	(18)	1,575
	Equity offering (note 10.1)	1,262	144	-	-	-	2,971	-	-	-	-	-	3,115	-	3,115
	Reduction of the share capital par value (note 10.1)	-	(10,376)	-	-	-	10,376	-	-	-	-	-	-	-	-
	Conversion of the mandatorily convertible notes (note 10.2)	138	622	-	-	(1,800)	1,178	-	-	-	-	-	-	-	-
	Recognition of share-based payments (note 7.3)	1	-	6	-	-	7	-	-	-	-	-	13	-	13
	Dividend (note 10.4)	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
	Equity offering in ArcelorMittal South Africa ("AMSA")(note 10.5.2)	-	-	-	-	-	-	437	(301)	-	-	-	136	(80)	56
	Equity share option plan in AMSA (note 10.5.2)	-	-	-	-	-	-	(36)	21	-	-	-	(15)	15	-
	AMSA B-BBEE transaction (note 10.5.2)	-	-	-	-	-	-	44	-	-	-	-	44	19	63
	Other movements	-	-	-	-	-	-	(77)	-	-	-	54	(23)	19	(4)
	Balance at December 31, 2016	3,058	401	(371)	-	-	34,826	16,049	(16,544)	142	322	(4,690)	30,135	2,190	32,325

[1]	Excludes treasury shares
[2]	In millions of shares
					The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(millions of U.S. dollars, except share and per share data)

		Year Ended December 31,
	Notes	2016	2015	2014
Operating activities:
Net income (loss) (including non-controlling interests)		1,734	(8,423)	(974)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	5.1 and 5.2	2,721	3,192	3,939
Impairment	5.1, 5.2 and 5.3	205	4,764	264
Interest expense	6.2	1,172	1,383	1,565
Interest income	6.2	(58)	(105)	(96)
Income tax expense (benefit)	9.1	986	902	454
Provisions for labor agreements and separation plans		44	37	90
Remeasurement gain relating to US deferred employee benefits	7.2	(832)	-	-
Net gain on disposal of subsidiaries		(23)	(72)	(192)
(Income) loss from investments in associates, joint ventures and other investments	2.6	(615)	502	172
Provision on pensions and OPEB	7.2	439	558	591
Change in fair value adjustment on call options on Mandatory Convertible Bonds	6.2	(171)	108	(112)
Income tax amnesty expenses	6.2	-	-	161
Unrealized foreign exchange effects		486	425	413
Write-downs (reversal) of inventories to net realizable value, provisions and other non-cash operating expenses net	4.4	(212)	1,383	674
Changes in assets and liabilities that provided (required) cash, net of acquisitions:
Trade accounts receivable		(373)	335	537
Inventories	4.4	(2,055)	288	(398)
Trade accounts payable and other	4.7	1,405	(1,012)	(305)
Interest paid		(1,354)	(1,561)	(1,713)
Interest received		60	89	97
Income taxes paid		(296)	(398)	(337)
Dividends received from associates, joint ventures and other investments		176	227	209
Cash contributions to plan assets and benefits paid for pensions and OPEB	7.2	(395)	(556)	(674)
VAT and other amounts received (paid) from/to public authorities		46	166	(112)
Other working capital and provisions movements		(382)	(81)	(383)
Net cash provided by operating activities		2,708	2,151	3,870
Investing activities:
Purchase of property, plant and equipment and intangibles		(2,444)	(2,707)	(3,665)
Disposal (acquisition) of net assets of subsidiaries, net of cash (disposed) acquired of 63, (10) and (85) in 2016, 2015 and 2014, respectively	2.3.1 and 2.2.4	192	-	232
Acquisition of associates and joint ventures	2.4	-	-	(258)
Disposals of associates and joint ventures	2.4.2 and 2.5	1,017	23	522
Disposals of financial assets		165	172	10
Other investing activities net		(73)	342	82
Net cash used in investing activities		(1,143)	(2,170)	(3,077)
Financing activities:
Payments of subordinated perpetual capital securities	10.2	-	-	(657)
(Acquisition) disposal of non-controlling interests	10.5.2	56	-	(17)
Proceeds from short-term debt		1,516	543	1,855
Proceeds from long-term debt		110	3,256	2,419
Payments of short-term debt		(2,721)	(2,490)	(4,545)
Payments of long-term debt		(4,912)	(501)	(1,282)
Equity offering	10.1	3,115	-	-
Dividends paid (includes 61, 85 and 108 of dividends paid to non-controlling shareholders in 2016, 2015 and 2014 respectively)		(61)	(416)	(458)
Other financing activities net		(29)	3	(65)
Net cash (used in) provided by financing activities		(2,926)	395	(2,750)
Effect of exchange rate changes on cash		(127)	(267)	(230)
Net (decrease) increase in cash and cash equivalents		(1,488)	109	(2,187)
Cash and cash equivalents:
At the beginning of the year		4,002	3,893	6,072
Reclassification of the period-end cash and cash equivalent (to) from held for sale	2.3	(13)	-	8
At the end of the year		2,501	4,002	3,893

The accompanying notes are an integral part of these consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

SUMMARY OF NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Accounting principles

1.1         Basis of presentation

1.2         Use of estimates

1.3         Accounting standards applied

Note 2: Scope of consolidation

2.1         Basis of consolidation

2.2         Investments in subsidiaries

2.3         Divestments and assets held for sale

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

4.6         Other assets

4.7         Trade accounts payable and other

4.8         Accrued expenses and other liabilities

Note 5: Goodwill, intangible and tangible assets

5.1         Goodwill and intangible assets

5.2         Property, plant and equipment and biological assets

5.3         Impairment of intangible assets, including goodwill, and tangible assets

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

11.3       Other transactions with related parties

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 1: ACCOUNTING PRINCIPLES

ArcelorMittal (“ArcelorMittal” or the “Company”), together with its subsidiaries, owns and operates steel manufacturing and mining facilities in Europe, North and South America, Asia and Africa. Collectively, these subsidiaries and facilities are referred to in the consolidated financial statements as the “operating subsidiaries”. These consolidated financial statements were authorized for issuance on February 23, 2017 by the Company’s Board of Directors.

1.1                     Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets, derivative financial instruments, biological assets and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan operations, for which hyperinflationary accounting is applied (see note 2.2.2). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars with all amounts rounded to the nearest million, except for share and per share data.

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

1.3                     Accounting standards applied

1.3.1 Adoption of new IFRS standards, amendments and interpretations applicable from January 1, 2016

On January 1, 2016, the Company adopted the following amendments which did not have any material impact on the financial statements of the Company:

•         Amendments to IFRS 11 “Joint Arrangements”, issued on May 6, 2014, clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

•         Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”, issued on May 12, 2014, clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

•         Amendments to IAS 16 and IAS 41 “Agriculture”, issued on June 30, 2014, which change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16, because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16 instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41.

•         Amendments to IAS 1 “Presentation of Financial Statements”, issued on December 18, 2014, which clarify various presentation and disclosure requirements related to materiality, subtotals, disaggregation and accounting policies.

•         Annual Improvements 2012-2014 published by the IASB on September 25, 2014 as part of its annual improvement process make amendments to the following standards:

o    IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” introduces guidance relating to changes in methods of disposal.

o    IFRS 7 “Financial Instruments: Disclosures” provides additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset and clarifies the applicability of the amendments to IFRS 7 on offsetting disclosure to condensed interim financial statements.

o    IAS 19 clarifies determination of the discount rate in a regional market sharing the same currency.

o    IAS 34 “Interim Financial Reporting” clarifies the meaning of 'elsewhere in the interim report' and the requirements relating to cross-reference disclosure in the interim financial report.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Also, on January 1, 2016, the Company adopted the following standard and amendments which did not have any impact on the financial statements of the Company:

•         Amendments to IAS 27, published on August 12, 2014, which allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

•         IFRS 14 “Regulatory Deferral Accounts”, issued on January 30, 2014, which enhances the comparability of financial reporting by entities that are engaged in rate-regulated activities and applies to IFRS first-time adopters.

•         Amendments to IFRS 10, IFRS 12 and IAS 28, published on December 18, 2014, which clarify the scope and measurement method regarding consolidation and disclosure of investment entities.

1.3.2 New IFRS standards, amendments and interpretation applicable from 2017 onward

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” which provides a unified framework for determining the timing, measurement and recognition of revenue. The focus of the new standard is to recognize revenue as performance obligations are met rather than based on the transfer of risks and rewards. IFRS 15 includes a comprehensive set of disclosure requirements including qualitative and quantitative information about contracts with customers to understand the nature, amount, timing and uncertainty of revenue. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations. On September 11, 2015, the IASB issued an amendment formalizing a one-year deferral of the effective date for annual periods beginning on or after January 1, 2018, with early application permitted. On April 12, 2016, the IASB issued amendments to IFRS 15 which clarify how to identify a performance obligation, determine whether a company is a principal or an agent and determine when the revenue from granting a license should be recognized. These amendments are also effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company’s revenue is predominantly derived from the sale of goods under arrangements in which the transfer of risks and rewards of ownership and the fulfillment of the Company’s performance obligations occur at the same time. Therefore, the Company does not expect that the adoption of this new standard will have a material impact to its consolidated financial statements.

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

On January 13, 2016, the IASB issued IFRS 16 “Leases” which will replace IAS 17 “Leases”. This new standard specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted if IFRS 15 has also been applied. At December 31, 2016, the Company has non-cancellable operating lease commitments of 1,312 (see note 8.3). A preliminary assessment indicates that most of these arrangements will meet the definition of a lease under IFRS 16 and, hence the Company will recognize a right-of-use asset and corresponding liability in respect of the net present value of these leases unless they qualify for low value or short-term leases upon the application of IFRS 16. The Company has not yet quantified the impact of the application of IFRS 16 on the consolidated financial statements. The quantitative effect will depend on, inter alia, the transition method chosen, the extent to which the Company uses the practical expedients and recognition exemptions, and any additional leases that the Company enters into.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On January 19, 2016, the IASB issued amendments to IAS 12 “Income Taxes”. These amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value and how to recognize deferred tax assets for unrealized losses. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

On January 29, 2016, the IASB issued amendments to IAS 7 “Statement of Cash Flows”. These amendments clarify that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

On June 20, 2016, the IASB issued amendments to IFRS 2 “Share-based Payment”. These amendments clarify the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; the treatment of share-based payment transactions with a net settlement feature for withholding tax obligations; and the treatment of a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. These amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

On September 12, 2016, the IASB issued amendments to IFRS 4 “Insurance Contracts”. These amendments propose two approaches (an overlay approach and a deferral approach) in order to address temporary volatility in reported results arising from implementing the new financial instruments Standard IFRS 9 before implementing the replacement Standard that the Board is developing for IFRS 4. These amendments to IFRS 4 supplement existing options in the Standard that can already be used to address the temporary volatility. These amendments are effective when an insurer first applies IFRS 9 (overlay approach) or during the three years period beginning on January 1, 2018 (deferral approach). The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

On December 8, 2016, the IASB issued Annual Improvements 2014–2016 to make amendments to the following standards:

•         IFRS 12 “Disclosure of Interests in Other Entities” clarifies the scope of the standard by specifying that the disclosure requirements in the standard apply to an entity’s interests that are classified as held for sale, as held for distribution or as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

•         IFRS 1 “First-time Adoption of International Financial Reporting Standards” deletes the short-term exemptions related to financial instruments, employee benefits and investment entities because they have now served their intended purpose.

•         IAS 28 “Investments in Associates and Joint Ventures” clarifies that for an investment in an associate or a joint venture held by a venture capital organization, or other qualifying entity, the measurement at fair value through profit or loss is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018, the amendment to IFRS 12 for annual periods beginning on or after January 1, 2017. The Company does not expect that the adoption of these amendments will have a material impact to its consolidated financial statements.

On December 8, 2016, the IASB issued IFRIC 22 “Foreign Currency Transactions and Advance Consideration”. This interpretation provides guidance about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance. This interpretation is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

Also, on December 8, 2016, the IASB issued amendments to IAS 40 “Investment Property”. These amendments clarify that transfers to, or from, investment properties require an evidence of a change in use.

The Company does not expect that the adoption of these amendments and interpretation will have a material impact to its consolidated financial statements.

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

Associated companies are those companies over which the Company has the ability to exercise significant influence on the financial and operating policy decisions, which it does not control. Generally, significant influence is presumed to exist when the Company holds more than 20% of the voting rights. Joint arrangements, which include joint ventures and joint operations, are those over whose activities the Company has joint control, typically under a contractual arrangement. In joint ventures, ArcelorMittal exercises joint control and has rights to the net assets of the arrangement. The investment is accounted for under the equity method. The investment is recognized at cost at the date of acquisition and subsequently adjusted for ArcelorMittal’s share in undistributed earnings or losses since acquisition, less any impairment incurred. Any excess of the cost of the acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities, and contingent liabilities of the associate or joint venture recognized at the date of acquisition is considered as goodwill. The goodwill is included in the carrying amount of the investment and is evaluated for impairment as part of the investment. The consolidated statements of operations include the Company’s share of the profit or loss of associates and joint ventures from the date that significant influence or joint control commences until the date significant influence or joint control ceases, adjusted for any impairment losses. Adjustments to the carrying amount may also be necessary for changes in the Company’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The Company’s share of those changes is recognized directly in equity.

The Company assesses the recoverability of its investments accounted for using the equity method whenever there is an indication of impairment. In determining the value in use of its investments, the Company estimates its share in the present value of the projected future cash flows expected to be generated by operations of associates and joint ventures. The amount of any impairment is included in income (loss) from associates, joint ventures and other investments in the consolidated statements of operations.

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

2.2 Investments in subsidiaries

2.2.1 List of subsidiaries

The table below provides a list of the Company’s principal operating subsidiaries at December 31, 2016. Unless otherwise stated, the subsidiaries as listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Company and the proportion of ownership interests held equals to the voting rights held by the Company. The country of incorporation corresponds to their principal place of operations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Name of Subsidiary		Country	% of Ownership
	NAFTA
	ArcelorMittal Dofasco G.P.	Canada	100.00%
	ArcelorMittal México S.A. de C.V.	Mexico	100.00%
	ArcelorMittal USA LLC	United States	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Mexico	100.00%
	ArcelorMittal Long Products Canada G.P.	Canada	100.00%
	Brazil and neighboring countries ("Brazil")
	ArcelorMittal Brasil S.A.	Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Argentina	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	France	100.00%
	ArcelorMittal Belgium N.V.	Belgium	100.00%
	ArcelorMittal España S.A.	Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Romania	99.70%
	ArcelorMittal Poland S.A.	Poland	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Germany	100.00%
	ArcelorMittal Bremen GmbH	Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	France	100.00%
	ArcelorMittal Belval & Differdange S.A.	Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Germany	100.00%
	ArcelorMittal Ostrava a.s.	Czech Republic	100.00%
	ArcelorMittal Duisburg GmbH	Germany	100.00%
	Africa and Commonwealth of Independent States ("ACIS")
	ArcelorMittal South Africa Ltd. ("AMSA")	South Africa	69.22%[1]
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih ("AM Kryvyi Rih")	Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	Luxembourg	100.00%
	Mining
	ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.("AMMIC")	Canada	85.00%[2]
	ArcelorMittal Liberia Ltd	Liberia	85.00%
	JSC ArcelorMittal Temirtau	Kazakhstan	100.00%
	PJSC ArcelorMittal Kryvyi Rih	Ukraine	95.13%
[1]	In 2016, AMSA issued shares in the context of a B-BBEE (“broad-based black economic empowerment”) transaction resulting in a decrease in ArcelorMittal's voting rights to 53.92% (see note 10.5).
[2]	The business formerly carried on by ArcelorMittal Mines Canada Inc. is now carried on by ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P.

2.2.2 Translation of financial statements denominated in foreign currency

The functional currency of ArcelorMittal S.A. is the U.S. dollar. The functional currency of each of the principal operating subsidiaries is the local currency, except for ArcelorMittal México, AMMIC and ArcelorMittal International Luxembourg, whose functional currency is the U.S. dollar and ArcelorMittal Ostrava, ArcelorMittal Poland and ArcelorMittal Galati, whose functional currency is the euro. In 2015, ArcelorMittal Kryvyi Rih and ArcelorMittal Temirtau changed their functional currencies from U.S. dollar to their local currencies due to changes in the regulatory and economic environment and transactional currencies of the operations in Ukraine and Kazakhstan.

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

Since 2010 Venezuela has been considered a highly inflationary country and therefore the financial statements of the Company’s Venezuelan tubular production facilities Industrias Unicon CA (“Unicon”) are adjusted to reflect the changes in the general purchasing power of the local currency before being translated into U.S. dollars. The Company used estimated general price indices of 533.9%, 146.7% and 67.6% for the years ended December 31, 2016, 2015 and 2014, respectively, for this purpose. As a result of the inflation-related adjustments on monetary items, losses of 8, 161 and 47 were recognized in net financing costs for the years ended December 31, 2016, 2015 and 2014, respectively.

In recent years, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls. In February 2015, next to the official exchange rate established by the National Center for Foreign Commerce (“CENCOEX”) honored  only for certain priority transactions and the weekly auction mechanism under the Supplementary Currency Administration System (“SICAD”), it introduced a new, alternative currency market, the Foreign Currency Marginal System (“SIMADI”), which was created with a floating exchange rate generally based on supply and demand. As a reference, the SIMADI exchange rate started at 170.0 Bs.F. per U.S. dollar in February 2015, and closed at 198.7 Bs.F.as of December 31, 2015. The SICAD exchange rate was set to 13.5 Bs.F. per U.S. dollar until February 17, 2016, when the Venezuelan government devalued its currency by changing the CENCOEX rate from 6.3 to 10 Bs.F. per U.S. dollar and announced the elimination of the SICAD rate. Beginning February 18, 2016, the SIMADI rate was allowed to float freely beginning at a rate of approximately 203 Bs.F. per U.S. dollar. Effective March 10, 2016, the Venezuelan government replaced the SIMADI rate with two new exchange systems: Protected Exchange rate (“DIPRO”), which was fixed at a rate of 10 Bs.F. per U.S. dollar and is used primarily for priority food and medicine sectors, and Complementary Floating Exchange Market Rate (“DICOM”), which is allowed to float freely and applies for most other sectors. The DICOM rate was originally set at 206 Bs.F. per U.S. dollar on March 10, 2016, before falling to 674 Bs.F. per U.S. dollar at December 31, 2016.

Since 2013, Unicon has been able to settle certain of its U.S. dollar obligations for imported materials at the official rate SICAD or DIPRO rate and records the gains related to such transactions when the funds are authorized by CENCOEX and the liabilities are paid.

In 2015 and 2014, the Company translated its Venezuelan operations at the SICAD rate because it concluded this rate corresponds to the dividend remittance rate in accordance with IFRS requirements and it has been able to settle certain of its U.S. dollar obligations for imported materials at the SICAD rate. Nevertheless, conversion of dividends at the SICAD rate or at any other rate was difficult as authorization for dividend remittance is very rare.

Effective January 1, 2016, the Company discontinued the use of the SICAD rate and applied the DICOM rate to translate its Venezuelan operations. As a result of this change, ArcelorMittal’s net equity in Unicon decreased from 628 to 43 at January 1, 2016.

For the years ended December 31, 2016, 2015 and 2014, the financial statements of Unicon were translated into U.S. dollars at the rates the Company deemed appropriate for dividend remittance which were 674, 13.5 and 12.0 Bs.F. per U.S. dollar, respectively. The following table presents selected consolidated financial information of Unicon as of and for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
Revenue	88	1,325	552
Cost of sales	91	1,085	404
Operating income	(11)	143	112
Net income (loss)	(44)	(121)	20

It is possible that the Venezuelan government will further refine or alter mechanisms through which companies are able to access U.S. dollar, which could change the rate at which ArcelorMittal can access U.S. dollar and the rate used by the Company to translate the financial statements of its Venezuelan operations. This could have an unfavorable but insignificant impact on the Company’s operating results and financial position. In addition, the foreign exchange controls in Venezuela may limit the ability to repatriate earnings and ArcelorMittal’s Venezuelan operations’ ability to remit dividends and pay intercompany balances at any official exchange rate or at all.

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

2.2.4 Acquisitions

On December 21, 2016 ArcelorMittal acquired from Skanska Financial Services AB the reinsurance company SCEM Reinsurance S.A. (“SCEM”) for a total consideration of €54 million (56; cash inflow was 7 net of cash acquired of 63). On January 18, 2017, the Company also acquired from Parfinada B.V. the reinsurance company Artzare S.A. for a total consideration of €43 million (45; cash inflow was 5 net of cash acquired of 50). Both reinsurance companies are reinsurers incorporated in Luxembourg and will operate through a series of reinsurance agreements with the Company’s subsidiaries.

The Company concluded that both acquisitions were not business combinations mainly as the transactions did not include the acquisition of any strategic management processes, operational processes and resource management processes.

There were no significant acquisitions in 2015 nor 2014.

2.3 Divestments and assets held for sale

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

2.3.1 Divestments

Divestments in 2016

On September 30, 2016, ArcelorMittal completed the sale of its wholly owned subsidiary ArcelorMittal Zaragoza in Spain to Megasa Siderúrgica S.L. for a total consideration of €80 million (89). Prior to the disposal, the Company recorded in cost of sales an impairment charge of 49 (of which 2 relating to allocated goodwill) to write the net carrying amount down to the net proceeds from the sale. The fair value measurement of ArcelorMittal Zaragoza was determined using the contract price, a Level 3 unobservable input. ArcelorMittal Zaragoza was part of the Europe reportable segment.

On August 7, 2016, ArcelorMittal completed the sale of the Company’s 49% interest in the associates ArcelorMittal Algérie and ArcelorMittal Tebessa and its 70% interest in the subsidiary ArcelorMittal Pipes and Tubes Algeria, which was announced on October 7, 2015 as part of an outline agreement for restructuring the shareholding of its Algerian activities. As part of the agreement, ArcelorMittal transferred such interests to IMETAL, an Algerian state-owned entity. ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Algérie were part of the ACIS reportable segment while ArcelorMittal Tebessa was part of the Mining reportable segment. Previously, on January 10, 2015, ArcelorMittal had completed the sale of a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa, to Sider and the Ferphos Group, two Algerian state-owned entities. The Company accounted for its remaining 49% stake under the equity method. This sale had been contractually agreed on November 25, 2014 in the framework of a strategic agreement signed on October 5, 2013. Assets and liabilities of ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa were classified as held for sale at December 31, 2015 and 2014, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On April 4, 2016, ArcelorMittal completed the sale of the LaPlace and Vinton Long Carbon facilities in the United States. The total consideration was 96 and the result on disposal was nil. Assets and liabilities of the LaPlace, Steelton and Vinton Long Carbon facilities in the United States were classified as held for sale at December 31, 2015 and the Company recorded in cost of sales an impairment charge of 231 (of which 13 relating to allocated goodwill) to write their carrying amount down to the expected net proceeds from the sale. The fair value measurement of the Long Carbon facilities in the United States was determined using the contract price, a Level 3 unobservable input. These various entities were part of the NAFTA reportable segment. ArcelorMittal expects to complete the sale of Steelton during the first half of 2017 and therefore the assets and liabilities subject to the sale remained classified as held for sale at December 31, 2016 (see note 2.3.2).

Divestments in 2015

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

Divestments in 2014

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On April 30, 2014, in the framework of an agreement signed with Bekaert Group (“Bekaert”) on December 9, 2013 to extend ArcelorMittal’s partnership with Bekaert in Latin America to Costa Rica and Ecuador, the Company sold to Bekaert 73% of its wire drawing business in ArcelorMittal Costa Rica and Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil, previously a branch of Belgo Bekaert Arames (“BBA”). BBA is a consolidated entity in which ArcelorMittal holds a 55% controlling interest. The two businesses were part of the Brazil reportable segment. ArcelorMittal also acquired on the same date a 27% non-controlling interest in the Ideal Alambrec Ecuador plant controlled by Bekaert.

The result on disposal for the disposals of Circuit Foil Luxembourg, ATIC, the Bekaert and Kiswire transactions was immaterial. The aggregate net assets disposed of amounted to 250.

There were no significant divestments during 2015. The table below summarizes the significant divestments made in 2016 and 2014:

	2016			2014
	ArcelorMittal Zaragoza	ArcelorMittal Tubular Products Algeria	LaPlace and Vinton Long Carbon facilities	Kuzbass
Current assets	53	15	118	6
Property, plant and equipment	74	2	13	62
Intangible assets	-	-	-	2
Other assets	-	-	7	1
Total assets	127	17	138	71
Current liabilities	38	16	33	151
Other long-term liabilities	-	12	9	70
Total liabilities	38	28	42	221
Total net assets/(liabilities)	89	(11)	96	(150)
Allocated goodwill	-	-	-	3
% of net assets sold	100%	100%	100%	99%
Total net assets/(liabilities) disposed of	89	(11)	96	(147)
Cash consideration received	89	-	96	-
Write-off of the intra group debt not assumed by the buyer	-	-	-	(113)
Reclassification of foreign exchange translation difference	8	4	-	45
Gain on disposal	8	15	-	79

2.3.2 Assets held for sale

During the first quarter of 2017, ArcelorMittal and the management of ArcelorMittal Tailored Blanks Americas (“AMTBA”), comprising the Company’s tailored blanks operations in Canada, Mexico and the United States, intend to enter into a joint venture agreement following which the Company will account for its interest in AMTBA under the equity method. AMTBA was part of the NAFTA reportable segment. At December 31, 2016, the assets and liabilities of AMTBA were classified as held for sale.

In December 2015, ArcelorMittal committed to a plan to sell certain of its ArcelorMittal Downstream Solutions operations in the Europe segment. Accordingly, at December 31, 2015, the carrying amount of assets and liabilities subject to the transaction were classified as held for sale. The Company recorded in cost of sales an impairment charge of 18. ArcelorMittal completed the sale of the above mentioned operations on February 10, 2017 and therefore the assets and liabilities subject to the sale remained classified as held for sale at December 31, 2016.

In addition, the assets and liabilities of the Steelton facility in the United States remained classified as held for sale except for a 53 other post-employment benefit obligation retained by the Company at December 31, 2016 (see note 2.3.1 and 7.2).

The table below provides details of the assets and liabilities held for sale after elimination of intra-group balances in the consolidated statements of financial position:

	December 31,
	2016
	AMTBA	Downstream Solutions Europe	Steelton	Total

ASSETS
Current assets:
Cash and cash equivalents	13	-	-	13
Trade accounts receivable and other	24	15	18	57
Inventories	18	6	15	39
Prepaid expenses and other current assets	4	1	-	5
Total current assets	59	22	33	114
Non-current assets:
Property, plant and equipment	55	-	76	131
Other assets	12	2	-	14
Total non-current assets	67	2	76	145
Total assets	126	24	109	259

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	2	-	-	2
Trade accounts payable and other	30	10	9	49
Accrued expenses and other liabilities	4	6	2	12
Total current liabilities	36	16	11	63
Non-current liabilities:
Long-term debt net of current portion	7	-	-	7
Long-term provisions	-	5	20	25
Total non-current liabilities	7	5	20	32
Total liabilities	43	21	31	95

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.4     Investment in associates and joint arrangements

The carrying value of the Company’s investments accounted for under the equity method, at December 31, 2016 and 2015 were as follows:

		December 31,
	Category	2016	2015
	Joint ventures	1,507	1,443
	Associates	2,000	2,688
	Individually immaterial joint ventures and associates[1]	790	780
	Total	4,297	4,911

[1]

Individually immaterial joint ventures and associates represent in aggregate less than 20% of the total carrying amount of investments in joint ventures and associates at December 31, 2016 and 2015, and none of them has a carrying amount exceeding 100 at December 31, 2016 and 2015.

2.4.1 Joint ventures

The following tables summarize the latest available financial information and reconcile it to the carrying amount of each of the Company’s material joint ventures at December 31, 2016 and 2015, as well as the income statement of the Company’s material joint ventures as of December 31, 2014:

	December 31, 2016
Joint Ventures	Calvert	Macsteel	Baffinland	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation *	United States	Netherlands	Canada	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and distribution	Extraction of iron ore	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel
Ownership and voting rights % at December 31, 2016 **	50.00%	50.00%	44.54%	49.00%	50.00%	45.33%
Current assets	836	636	197	230	120	404	2,423
of which cash and cash equivalents	45	77	7	75	47	39	290
Non-current assets	1,287	374	1,506	721	354	325	4,567
Current liabilities	490	312	354	362	83	254	1,855
of which trade and other payables and provisions	160	170	190	248	83	112	963
Non-current liabilities	984	41	262	302	159	45	1,793
of which trade and other payables and provisions	-	3	37	-	19	-	59
Net assets	649	657	1,087	287	232	430	3,342
Company's share of net assets	325	328	484	141	116	195	1,589
Adjustments for differences in accounting policies and other	6	-	(59)[a]	-	2	(31)[b]	(82)
Carrying amount in the statements of financial position	331	328	425	141	118	164	1,507
Revenue	2,358	2,353	116	335	254	845	6,261
Depreciation and amortization	(59)	(1)	(3)	(30)	(20)	(20)	(133)
Interest income	-	12	-	1	-	1	14
Interest expense	(31)	(9)	(20)	(28)	(1)	(7)	(96)
Income tax benefit (expense)	-	(4)	(26)	18	(10)	(28)	(50)
Net income (loss)	148	15	(43)	(58)	29	75	166
Other comprehensive income (loss)	-	10	-	-	3	-	13
Total comprehensive income (loss)	148	25	(43)	(58)	32	75	179
Cash dividends received by the Company	19	-	-	-	6	16	41

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly the United States, the United Arab Emirates and China.

** The ownership stake is equal to the voting rights percentage.
[a] Adjustment in Baffinland relates primarily to differences in accounting policies regarding revaluation of fixed assets, preferred shares and locally recognized goodwill.
[b] Adjustment in Borcelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2015
Joint Ventures	Calvert	Macsteel	Baffinland	VAMA	Tameh	Borçelik	Total
Place of incorporation and operation *	United States	Netherlands	Canada	China	Poland	Turkey
Principal Activity	Automotive steel finishing	Steel trading and distribution	Development of iron ore mine	Automotive steel finishing	Energy production and supply	Manufacturing and sale of steel
Ownership and voting rights % at December 31, 2015 **	50.00%	50.00%	46.08%	49.00%	50.00%	45.33%
Current assets	742	709	115	276	88	353	2,283
of which cash and cash equivalents	40	132	7	144	4	59	386
Non-current assets	1,230	368	1,501	735	331	339	4,504
Current liabilities	416	396	168	443	97	253	1,773
of which trade and other payables and provisions	105	154	123	289	96	153	920
Non-current liabilities	1,017	50	406	259	97	47	1,876
of which trade and other payables and provisions	-	2	30	-	7	-	39
Net assets	539	631	1,042	309	225	392	3,138
Company's share of net assets	270	315	480	151	113	178	1,507
Adjustments for differences in accounting policies and other	7	-	(38)[a]	-	-	(33)[b]	(64)
Carrying amount in the statements of financial position	277	315	442	151	113	145	1,443
Revenue	2,094	2,722	-	152	308	838	6,114
Depreciation and amortization	(58)	(1)	-	(26)	(33)	(20)	(138)
Interest income	-	13	-	1	-	1	15
Interest expense	(31)	(10)	-	(16)	(1)	(7)	(65)
Income tax benefit (expense)	-	(5)	(2)	34	(4)	(17)	6
Net income (loss)	(23)	32	(66)	(88)	14	32	(99)
Other comprehensive income (loss)	-	8	-	-	-	(1)	7
Total comprehensive income (loss)	(23)	40	(66)	(88)	14	31	(92)
Cash dividends received by the Company	22	10	-	-	-	9	41

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly United States, United Arab Emirates and China.

** The ownership stake is equal to the voting rights percentage.
[a] Adjustment in Baffinland relates primarily to differences in accounting policies regarding revaluation of fixed assets, preferred shares and locally recognized goodwill.
[b] Adjustment in Borcelik relates primarily to differences in accounting policies regarding revaluation of fixed assets.

	December 31, 2014
Joint Ventures	ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos	Calvert	Macsteel	Kalagadi Manganese	Baffinland	VAMA	Tameh	Total
Place of incorporation and operation *	Brazil	United States	Netherlands	South Africa	Canada	China	Poland
Principal Activity	Production and distribution of metal products	Automotive steel finishing	Steel trading and distribution	Mining	Development of iron ore mine	Automotive steel finishing	Energy production and supply
Ownership and voting rights % at December 31, 2014 **	50.00%	50.00%	50.00%	50.00%	50.00%	49.00%	50.00%
Revenue	235	2,150	3,434	-	-	-	-	5,819
Depreciation and amortization	(5)	(40)	(1)	-	-	-	-	(46)
Interest income	6	-	11	-	-	3	-	20
Interest expense	-	(19)	(8)	-	-	-	-	(27)
Income tax benefit (expense)	(4)	-	(6)	(2)	3	-	-	(9)
Net income (loss)	15	89	44	(6)	(21)	(6)	-	115
Other comprehensive income (loss)	-	-	18	-	-	-	-	18
Total comprehensive income (loss)	15	89	62	(6)	(21)	(6)	-	133
Cash dividends received by the Company	20	-	5	-	-	-	-	25

* The country of incorporation corresponds to the country of operation except for Tameh whose country of operation is also the Czech Republic and Macsteel whose countries of operation are mainly United States, United Arab Emirates and China.

** The ownership stake is equal to the voting rights percentage.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos

ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. is engaged in the manufacturing and sale of flat rolled steel, to serve, among others, the automotive, metal and mechanics industries. The entity processes and distributes steel primarily in Brazil, and is the result of the acquisition of Gonvarri Brasil Produtos Siderúrgicos S.A. by ArcelorMittal Spain Holding`S.L. and Gonvarri Steel Industries in 2008. As of December 31, 2015 the carrying value of ArcelorMittal Gonvarri Brasil Produtos Siderúrgicos S.A. was no longer considered significant and therefore no longer separately disclosed.

Macsteel

Macsteel International Holdings B.V. (“Macsteel”) is a joint venture between Macsteel Holdings Luxembourg S.à r.l. and AMSA which provides the Company with an international network of traders and trading channels including the shipping and distribution of steel.

Kalagadi Manganese

Kalagadi Manganese (Propriety) Ltd (“Kalagadi Manganese”) is a joint venture between ArcelorMittal and Kalahari Resource (Proprietary) Ltd that is engaged in exploring, mining, ore processing, and smelting manganese in the Kalahari Basin in South Africa. In addition, the Company has granted loans for the funding of the mining project amounting to 78 including accrued interest, which have been fully impaired in 2015 (see note 2.4.4). As of December 31, 2015 the carrying value of Kalagadi was as such no longer considered significant and therefore no longer separately disclosed. The Company’s unrecognized share of accumulated losses in Kalagadi Manganese amounted to 9 for the year ended December 31, 2016.

On October 21, 2016, ArcelorMittal signed an agreement with Kgalagadi Alloys (Proprietary) Ltd for the sale of its 50.00% investment in Kalagadi Manganese for a deferred consideration to be paid during the life of the mine and capped at 150. The completion of the sale is subject to various closing conditions and regulatory approvals. The South African Competition Commission approved the sale on January 16, 2017. The Company expects to complete the sale during the first half of 2017 and classified its investment as held for sale at December 31, 2016.

VAMA

 Valin ArcelorMittal Automotive Steel (“VAMA”) is a joint venture between ArcelorMittal and Hunan Valin which produces steel for high-end applications in the automobile industry. VAMA supplies international automakers and first-tier suppliers as well as Chinese car manufacturers and their supplier networks. The plant was inaugurated on June 15, 2014.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Baffinland

                Baffinland is a joint venture since October 1, 2013 between ArcelorMittal and Nunavut Iron Ore. Baffinland owns the Mary River project, which has direct shipping, high grade iron ore on Baffin Island in Nunavut (Canada). During 2016, ArcelorMittal’s shareholding in Baffinland decreased from 46.08% to 44.54% following a capital increase subscribed by Nunavut Iron Ore.

Calvert

                On February 26, 2014, the Company together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, United States, for a total consideration of 1,550 financed through a combination of debt at the joint venture level and equity, of which 258 was paid by ArcelorMittal. The Company concluded that it has joint control of the arrangement, AM/NS Calvert (“Calvert”), together with NSSMC, and accounts for its 50.00% interest in the joint venture under the equity method. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance is sourced from ArcelorMittal plants in the United States, Brazil and Mexico. ArcelorMittal is principally responsible for marketing the product on behalf of the joint venture. Calvert serves the automotive, construction, pipe and tube, service center, and appliance/ HVAC industries.

Tameh

                 On December 11, 2014, ArcelorMittal and Tauron Group contributed four energy production facilities located in Poland and the Czech Republic into the new arrangement Tameh. The Company concluded that it has joint control over Tameh and accounted for its 50.00% interest in the joint venture under the equity method. Tameh’s objective is to ensure energy supply to the Company’s steel plants in these countries as well as the utilization of steel plant gases for energy production processes.

Borçelik

Borçelik Çelik Sanayii Ticaret Anonim Şirketi ("Borçelik"), incorporated and located in Turkey, is a joint venture between ArcelorMittal and Borusan Holding involved in the manufacturing and sale of cold-rolled and galvanized flat steel products.

2.4.2       Associates

The following table summarizes the financial information and reconciles it to the carrying amount of each of the Company’s material associates at December 31, 2016 and 2015, as well as the income statement of the Company’s material associates as of December 31, 2014:

	December 31, 2016
Associates	China Oriental	DHS GROUP	Gonvarri Steel Industries	Total
Financial statements reporting date	Jun 30, 2016	Sep 30, 2016	Sep 30, 2016
Place of incorporation and operation *	Bermuda	Germany	Spain
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Steel manufacturing
Ownership and voting rights % at December 31, 2016	46.99%	33.43%	35.00%
Current assets	1,422	1,624	1,481	4,527
Non-current assets	1,504	2,999	1,178	5,681
Current liabilities	1,275	609	608	2,492
Non-current liabilities	240	1,052	299	1,591
Non-controlling interests	47	132	218	397
Net assets attributable to equity holders of the parent	1,364	2,830	1,534	5,728
Company's share of net assets	641	946	537	2,124
Adjustments for differences in accounting policies and other	-	17 [a]	(51)[b]	(34)
Other adjustments **	(18)	(61)	(11)	(90)
Carrying amount in the statements of financial position	623	902	475	2,000
Revenue	1,751	1,396	2,258	5,405
Profit or loss from continuing operations	123	(91)	145	177
Net income (loss)	83	(96)	145	132
Other comprehensive income (loss)	-	(3)	4	1
Total comprehensive income (loss)	83	(99)	149	133
Cash dividends received by the Company	-	-	16	16
____________
* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.

** Other adjustments correspond to the difference between the carrying amount at December 31, 2016 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

[a] The amount for DHS GROUP includes an adjustment to align the German GAAP financial information with the Company’s accounting policies and is mainly linked to property, plant and equipment, inventory and pension.

[b] Adjustment in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2015
Associates	China Oriental	DHS GROUP	Gestamp[c]	Gonvarri Steel Industries	Stalprodukt S.A.[c]	Total
Financial statements reporting date	Jun 30, 2015	Sep 30, 2015	Sep 30, 2015	Sep 30, 2015	Sep 30, 2015
Place of incorporation and operation *	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2015 **	46.99%	33.43%	35.00%	35.00%	28.47%
Current assets	2,049	1,630	2,360	1,381	346	7,766
Non-current assets	1,558	2,948	3,790	999	525	9,820
Current liabilities	1,822	564	1,890	536	147	4,959
Non-current liabilities	186	936	2,360	289	162	3,933
Non-controlling interests	90	139	441	133	27	830
Net assets attributable to equity holders of the parent	1,509	2,939	1,459	1,422	535	7,864
Company's share of net assets	709	983	511	498	152	2,853
Adjustments for differences in accounting policies and other	-	43 [a]	-	(54)[b]	7	(4)
Other adjustments ***	(105)	(34)	(15)	(3)	(4)	(161)
Carrying amount in the statements of financial position	604	992	496	441	155	2,688
Revenue	1,768	1,603	5,642	2,194	628	11,835
Profit or loss from continuing operations	6	(47)	169	102	61	291
Net income (loss)	10	(45)	109	102	47	223
Other comprehensive income (loss)	(1)	-	(35)	(53)	-	(89)
Total comprehensive income (loss)	9	(45)	74	49	47	134
Cash dividends received by the Company	-	4	15	14	-	33
____________
* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
** The ownership stake is equal to the voting rights percentage, except for Stalprodukt S.A. whose voting rights correspond to 28.26%.

*** Other adjustments correspond to the difference between the carrying amount at December 31, 2015 and the net assets situation corresponding to the latest financial statements ArcelorMittal is permitted to disclose.

[a] The amount for DHS GROUP includes an adjustment to align the German GAAP financial information with the Company’s accounting policies, and is mainly linked to property, plant and equipment, inventory and pension.

[b] Adjustment in Gonvarri Steel Industries relate primarily to differences in accounting policies regarding revaluation of fixed assets.
[c] Date of the latest available financial statements is September 30, 2015.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2014
Associates	China Oriental	DHS GROUP	Gestamp[a]	Gonvarri Steel Industries	Stalprodukt S.A.[a]	Total
Financial statements reporting date	Jun 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014	Sep 30, 2014
Place of incorporation and operation *	Bermuda	Germany	Spain	Spain	Poland
Principal Activity	Iron and steel manufacturing	Steel manufacturing	Manufacturing of metal components	Steel manufacturing	Production and distribution of steel products
Ownership and voting rights % at December 31, 2014 **	47.01%	33.43%	35.00%	35.00%	33.77%
Revenue	2,545	2,000	6,196	2,550	684	13,975
Profit or loss from continuing operations	22	(68)	153	102	33	242
Post-tax profit or loss from discontinued operations	-	-	(2)	-	-	(2)
Net income (loss)	6	(75)	98	99	24	152
Other comprehensive income (loss)	-	-	40	14	-	54
Total comprehensive income (loss)	6	(75)	138	113	24	206
Cash dividends received by the Company	-	-	16	10	-	26

* The country of incorporation corresponds to the country of operation except for China Oriental whose country of operation is China.
** The ownership stake is equal to the voting rights percentage, except for Stalprodukt S.A. whose voting rights correspond to 38.20%.
[a] Date of the latest available financial statements is September 30, 2014.

China Oriental

China Oriental Group Company Limited (“China Oriental”) is a Chinese integrated iron and steel conglomerate listed on the Hong Kong Stock Exchange (“HKEx”). On November 8, 2007, ArcelorMittal acquired a 28.02% interest in China Oriental for a total consideration of 644. On February 4, 2008, upon closing of its tender offer, ArcelorMittal increased its interest to 46.99%. On April 29, 2014, China Oriental’s shares were suspended from trading as a consequence of China Oriental not meeting the minimum free float listing requirement of 25 % of the HKEx. In order to restore the minimum free float, the Company sold a 17.40% stake to ING Bank N.V. (“ING”) and Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) together with put option agreements. The Company had not derecognized the 17.40% stake in China Oriental as it retained its exposure to significant potential risks and rewards of the investment through the put options. On April 30, 2014, Deutsche Bank exercised its put option with respect to a 7.50% stake in China Oriental. Simultaneously, the Company sold this investment to Macquarie Bank and entered into a put option arrangement with the latter maturing on April 30, 2015. On April 30, 2015, both put options were exercised, resulting in a decrease of accrued expenses and other liabilities and prepaid expenses and other current assets by 96 and 112, respectively. On January 27, 2017, in order to restore the minimum free float requirement, China Oriental issued 586,284,000 new shares resulting in a decrease of the Company’s interest from 46.99% to 39.16%. Public trading resumed on February 1, 2017.

DHS GROUP

DHS - Dillinger Hütte Saarstahl AG (“DHS GROUP”), incorporated and located in Germany, is a leading producer of heavy steel plate, cast slag pots and semi-finished products, such as pressings, pressure vessel heads and shell sections in Europe. The DHS GROUP also includes a further rolling mill operated by Dillinger France in Dunkirk (France).

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

On February 1, 2016, ArcelorMittal completed the sale of its 35.00% stake in Gestamp Automoción (“Gestamp”) to the majority shareholder, the Riberas family, for total cash consideration of €875 million (971). The gain on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 329 including the reclassification of the accumulated foreign exchange translation losses and unrealized losses on derivative financial instruments from other comprehensive income to the statements of operations of 90 and 12, respectively. In addition to the cash consideration, ArcelorMittal received a payment of €10 million (11) for the 2015 dividend. ArcelorMittal will continue its supply relationship with Gestamp through its 35.00% shareholding in Gonvarri Steel Industries, a sister company of Gestamp. ArcelorMittal sells coils to Gonvarri Steel Industries for processing before they pass to Gestamp and other customers. Further, ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier.

Gonvarri Steel Industries

Holding Gonvarri SL (“Gonvarri Steel Industries”) is dedicated to the processing of steel. The entity is a European leader in steel service centers and renewable energy components, with strong presence in Europe and Latin America.

Stalprodukt S.A.

Stalprodukt S.A. is a leading manufacturer and exporter of highly processed steel products based in Poland.

On December 16, 2015, the Company sold 356,424 shares in Stalprodukt S.A., which resulted in a decrease in the ownership percentage from 33.77% to 28.47%. The Company recorded a loss on disposal of 6 in income (loss) from investments in associates, joint ventures and other investments (see note 2.6). As of December 31, 2015, the investment had a market value of 155. In 2016, following an additional sale of shares, the Company classified the investment as available-for-sale securities (see note 2.5).

2.4.3       Other associates and joint ventures that are not individually material

The Group has interests in a number of other joint ventures and associates, none of which are regarded as individually material. The following table summarizes the financial information of all individually immaterial joint ventures and associates that are accounted for using the equity method:

	December 31, 2016		December 31, 2015
	Associates	Joint Ventures	Associates	Joint Ventures
Carrying amount of interests in associates and joint ventures	291	499	297	483
Share of:
Income (loss) from continuing operations	56	(2)	11	(15)
Other comprehensive income (loss)	(2)	1	(8)	6
Total comprehensive income (loss)	54	(1)	3	(9)

As at December 31, 2016, there were no unrecognized accumulated losses in respect of AM RZK. The Company’s unrecognized share of accumulated losses in AM RZK amounted to 7 for the year ended December 31, 2015. The Company’s unrecognized share of accumulated losses in ArcelorMittal Algérie amounted to 8, and 49 for the years ended December 31, 2015, and December 31, 2014, respectively. ArcelorMittal Algérie was sold on August 7, 2016 (see note 2.3).

In 2016, the Company’s share of net losses has reduced the carrying amount of its 40.80% interest in the joint venture ArcelorMittal Tubular Products Jubail (“Al Jubail”) to nil. Furthermore, the Company recognized 19 corresponding to its share of additional losses against its 168 shareholder loans, which resulted in a carrying amount of such loans of 149.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.4.4       Impairment of associates and joint ventures

For the year ended December 31, 2016, the Company identified an impairment indicator with respect to its shareholders loans in Al Jubail.  Accordingly, it performed a value in use calculation but concluded the carrying amount of the loans was recoverable. In addition, the Company recorded an impairment charge of 14 in respect of the its shareholder loan to Kalagadi, and 14 in respect of the Company’s 28.24% interest in Comvex, a deep sea harbor facility on the Black Sea in Romania for the year ended December 31, 2016. For the remaining investments the Company concluded that no impairment was required.

For the year ended December 31, 2015, the Company tested its investment in Kalagadi for impairment and determined that the value in use was lower than the carrying amount. In determining the value in use, the Company estimated its share in the present value (using a pre-tax discount rate of 12.48%) of the projected future cash flows expected to be generated over the current life-of-the-mine plan or long term production plan. The key assumptions for the value in use calculations are primarily the discount rates, capital expenditure, expected changes to average selling prices, shipments and direct costs during the period. Based on the analysis of value in use, the Company recognized an impairment charge of 283 in income (loss) from investments in associates, joint ventures and other investments (see note 2.6) for the full carrying amount of the investment (205) and loans (78) as a result of a downward revision of cash flow projections resulting from the expectation of the persistence of a lower manganese price outlook.

In addition, the Company recorded an impairment charge of 69 in respect of its investment in Uttam Galva Steels Ltd (“Uttam Galva”) (a manufacturer of cold rolled steel and galvanized steel based in India in which the Company holds a 29.00% interest). In determining the value in use of its investment in Uttam Galva, the Company estimated its share in the present value (using a pre-tax discount rate of 13.91%) of the projected future cash flows expected to be generated by operations. The value in use was based on cash flows for a period of five years, which were extrapolated for the remaining years based on an estimated growth rate not exceeding the average long-term growth rate for the relevant markets. In addition to the impairment of the carrying value, the Company recorded an impairment charge on the loans related to Uttam Galva for 69 and an impairment charge of 22 with respect of its 25.00% interest in the Northern Cape Iron Ore Mining Project, an associate in South Africa.

For the year ended December 31, 2014, following a revision of business assumptions in the context of continuing growth slowdown in China, the Company tested its investment in China Oriental for impairment on a fair value basis and concluded that such fair value was lower than the carrying amount. The results of the fair value analysis principally based on market multiples indicated that the carrying value recognized was in excess of the estimated fair value of the investment, which approximated the Company’s share in China Oriental’s net equity. The recoverable amount of the Company’s investment in China Oriental amounted to 697. Based on this analysis, the Company recognized an impairment charge of 621 in income (loss) from investments in associates, joint ventures and other investments. The Company classified the measurement at fair value into Level 3.

The Company is not aware of any material contingent liabilities related to associates and joint ventures for which it is severally liable for all or part of the liabilities of the associates, nor are there any contingent liabilities incurred jointly with other investors. See note 8.3 for disclosure of commitments related to associates and joint ventures.

2.4.5       Investments in joint operations

In addition to subsidiaries, joint ventures and associates as described above, the Company also had investments in the following joint operations as of December 31, 2016 and 2015:

Peña Colorada

Peña Colorada is an iron ore mine located in Mexico in which ArcelorMittal holds a 50.00% interest. Peña Colorada operates an open pit mine as well as concentrating facility and two-line pelletizing facility.

Hibbing Taconite Mines

          The Hibbing Taconite Mines in which the Company holds a 62.30% interest are iron ore mines located in the USA and operations consist of open pit mining, crushing, concentrating and pelletizing.

I/N Tek

           I/N Tek in which the Company holds a 60.00% interest operates a cold-rolling mill in the United States.

Double G Coatings

           ArcelorMittal holds a 50.00% interest in Double G Coating, a hot dip galvanizing and Galvalume facility in the United States.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Hibbing Taconite Mines and Peña Colorada are part of the Mining segment; other joint operations are part of NAFTA.

2.5          Other investments

The Company holds the following other investments:

	December 31,
	2016	2015
Available-for-sale securities (at fair value)	894	646
Investments accounted for at cost	32	46
Total	926	692

The following are the Company’s material available-for-sale investments at December 31, 2016 and 2015.

Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”)

As of December 31, 2016 and 2015, the fair value of ArcelorMittal’s remaining stake in Erdemir amounted to 618 and 441, respectively. Unrealized gains (losses) recognized in reserves amounted to 183 and nil for the year ended December 31, 2016 and 2015, respectively. The Company reviewed the investment in Erdemir for impairment during the first quarter of 2014 and concluded that there was a prolonged decline in fair value that remained continuously below cost for more than two years. Accordingly, it recorded an impairment charge of 56 in income (loss) from investments in associates, joint ventures and other investments. During the fourth quarter of 2015, the fair value of Erdemir decreased further and the Company accordingly recorded an additional impairment charge of 101 in income (loss) from investments in associates, joint ventures and other investments for the year ended December 31, 2015.

Stalprodukt S.A.

Following the sale of 729,643 shares including the subsequent capital reduction of Stalprodukt S.A. during the first six months of 2016, for a total cash consideration of 46, ArcelorMittal’s ownership interest and voting rights in Stalprodukt S.A. decreased from 28.47% to 21.20% and from 28.26% to 11.61%, respectively. As a result of the loss of significant influence, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statements of financial position (see note 2.4). The Company recorded an aggregate loss on disposal of 26 in income (loss) from investments in associates, joint ventures and other investments including a loss of 13 with respect to the above mentioned transaction, a loss of 13 with respect to the fair value remeasurement of the remaining interest of 21.20% and a loss of 11 and a gain of 11 resulting from the reclassification of the accumulated foreign exchange translation losses and unrealized gains on derivative financial instruments from other comprehensive income to the statements of operations, respectively.

As of December 31, 2016, the fair value of ArcelorMittal’s stake in Stalprodukt S.A. amounted to 148. Unrealized gains recognized in other comprehensive income amounted to 66 for the year ended December 31, 2016.

Hunan Valin

As a result of the exercise of the third put option on February 8, 2014 following a share swap arrangement finalized on June 6, 2012 between ArcelorMittal and Valin Group which enabled ArcelorMittal to exercise over the subsequent two years four put options granted by the Valin Group with respect to Hunan Valin shares, the Company’s interest in Hunan Valin decreased to 15.05%. Accordingly, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statements of financial position. The resulting loss on disposal was recorded in income (loss) from investments in associates, joint ventures and other investments and amounted to 76. This amount consisted of a gain of 13 on disposal of the 5% stake and the reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 61, offset by a loss of 150 with respect to the remeasurement at fair value of the remaining interest of 15.05%.

On August 6, 2014, the Company exercised its fourth and last put option, which subsequently led to the decrease in its stake in Hunan Valin from 15.05% to 10.08%. The Company recognized a net gain of 62 including a gain of 64 in relation to the option, which was a Level 2 financial instrument, a loss on disposal of 14 and a proportional reclassification of the accumulated positive reserve for available-for-sale investments from other comprehensive income to the statements of operations of 12.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As of December 31, 2015, the fair value of ArcelorMittal’s stake in Hunan Valin amounted to 153. Unrealized gains recognized in other comprehensive income amounted to 62 for the year ended December 31, 2015.

On August 2, 2016, the Company signed an agreement for the sale of its 10.08% interest in Hunan Valin to a private equity fund. On September 14, 2016, the Company transferred the Hunan Valin shares and simultaneously received the full proceeds of 165 (RMB1,103 million) from the buyer and recorded a gain of 74 as income (loss) from investments in associates, joint ventures and other investments which corresponded to the reclassification of accumulated unrealized gains from other comprehensive income to the statements of operations.

Gerdau

On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau whereby ArcelorMittal exchanged unlisted shares of Gerdau against listed shares and a cash consideration of 28. The share swap resulted in a gain of 55 recorded as income (loss) from investments in associates, joint ventures and other investments. The unlisted shares were accounted for at cost, whereas the exchanged listed shares are accounted for at fair value. As of December 31, 2016 and 2015, the fair value of ArcelorMittal’s stake in Gerdau amounted to 99 and 36. Unrealized gains and losses recognized in other comprehensive income amounted to 38 and 28 for the year ended December 31, 2016 and 2015, respectively.

At December 31, 2016, the Company reviewed the investments in Erdemir, Gerdau and Stalprodukt S.A. for impairment and concluded that there was no impairment trigger. At December 31, 2015, the Company reviewed the investments in Erdemir, Gerdau and Hunan Valin for impairment and concluded that there was no impairment trigger, other than disclosed above.

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

In addition, pursuant to these arrangements, the Company had a receivable (classified as “Other assets”) of 30 and 33 at December 31, 2016 and 2015, respectively, which does not bear interest, is forgiven upon default and will be repaid by the structured entities quarterly in arrears throughout the lease term. The outstanding balance will be used to offset payment of any interim call options, if exercised.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2.6          Income (loss) from investments in associates, joint ventures and other investments

Income (loss) from investments in associates, joint ventures and other investments for the years ended December 31, 2016, 2015 and 2014 consisted of the following:

	Year ended December 31,
	2016	2015	2014
Share in net earnings of equity-accounted companies	207	(59)	267
Impairment charges[1]	(28)	(565)	(677)
Gain (loss) on disposal[2]	377	46	179
Dividend income	59	76	59
Total	615	(502)	(172)

1Includes impairment charges of 14 and 14 relating to  Kalagadi and Comvex for the year ended December 31, 2016, respectively (see note 2.4.4).

Mainly includes impairment charges in respect of the Company’s investments in Kalagadi, Uttam Galva and Northern Cape Iron Ore Mining Project (see note 2.4.4), and 101 in respect of the Company’s investment in Erdemir (see note 2.5) for the year ended December 31, 2015.

Includes impairment charges of 56 relating to Erdemir (see note 2.5) and 621 relating to the Company’s 46.99% stake in the associate China Oriental (see note 2.4.4) for the year ended December 31, 2014.

2 Mainly includes a gain of 329 relating to the disposal of Gestamp (see note 2.4), a gain of 74 relating to the disposal of Hunan Valin (see note 2.5) and a loss of 26 relating to the disposal of Stalprodukt S.A. shares (see note 2.5) for the year ended December 31, 2016.

Mainly includes a net gain of 55 relating to the Gerdau share swap (see note 2.5) for the year ended December 31, 2015.

Includes a 193 gain on disposal of the Company’s 50.00% interest in Gallatin and a net loss of 14 related to the disposal of the Hunan Valin shares (see note 2.5) for the year ended December 31, 2014.

NOTE 3: SEGMENT REPORTING

3.1     Reportable segments

The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. As of January 1, 2016, the Group Management Board “GMB” (ArcelorMittal’s previous CODM) was replaced by the CEO Office - comprising the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•      Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

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

•      ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•      Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It supplies the Company and third party customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2014
	Sales to external customers	21,030	9,558	39,224	8,032	1,320	118	-	79,282
	Intersegment sales**	132	479	328	236	3,650	419	(5,244)	-
	Operating income (loss)	386	1,388	737	95	565	(264)	127	3,034
	Depreciation and amortization	706	457	1,510	525	703	38	-	3,939
	Impairment	114	-	57	-	63	30	-	264
	Capital expenditures	505	497	1,052	573	993	45	-	3,665
	Year ended December 31, 2015
	Sales to external customers	17,225	7,954	31,586	5,932	824	57	-	63,578
	Intersegment sales**	68	549	307	196	2,563	311	(3,994)	-
	Operating income (loss)	(705)	628	171	(624)	(3,522)	(140)	31	(4,161)
	Depreciation and amortization	616	336	1,192	408	614	26	-	3,192
	Impairment	526	176	398	294	3,370	-	-	4,764
	Capital expenditures	392	422	1,045	365	476	7	-	2,707
	Year ended December 31, 2016
	Sales to external customers	15,769	5,526	28,999	5,675	781	41	-	56,791
	Intersegment sales**	37	697	273	210	2,333	260	(3,810)	-
	Operating income (loss)	2,002	614	1,270	211	366	(208)	(94)	4,161
	Depreciation and amortization	549	258	1,184	311	396	23	-	2,721
	Impairment	-	-	49	156	-	-	-	205
	Capital expenditures	445	237	951	397	392	22	-	2,444

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income (loss) to net income is as follows:

	Year ended December 31,
	2016	2015	2014
Operating income (loss)	4,161	(4,161)	3,034
Income/ (loss) from investments in associates and joint ventures	615	(502)	(172)
Financing costs - net	(2,056)	(2,858)	(3,382)
Income (loss) before taxes	2,720	(7,521)	(520)
Income tax expense	986	902	454
Net income/ (loss) (including non-controlling interests)	1,734	(8,423)	(974)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The Company does not regularly provide assets for each reportable segment to the CODM.

3.2     Geographical information

Geographical information, by country or region, is separately disclosed and represents ArcelorMittal’s most significant regional markets. Attributed assets are operational assets employed in each region and include items such as pension balances that are specific to a country. Unless otherwise stated in the table heading as a segment disclosure, these disclosures are specific to the country or region stated. They do not include goodwill, deferred tax assets, other investments or receivables and other non-current financial assets. Attributed liabilities are those arising within each region, excluding indebtedness.

Sales (by destination)

	Year ended December 31,
	2016	2015	2014
Americas
United States	12,284	13,619	17,312
Brazil	3,506	3,809	6,299
Canada	2,818	2,913	3,462
Mexico	1,806	1,913	2,216
Argentina	858	1,370	1,161
Venezuela	105	1,334	612
Others	830	951	1,235
Total Americas	22,207	25,909	32,297

Europe
Germany	4,768	5,473	6,649
France	3,655	3,743	4,499
Spain	3,015	3,406	3,907
Poland	2,997	3,023	3,815
Italy	2,067	2,278	2,701
Turkey	1,789	1,962	2,576
United Kingdom	1,159	1,246	1,480
Czech Republic	1,107	1,476	1,579
Netherlands	1,030	867	917
Belgium	929	1,108	1,268
Russia	688	638	1,216
Romania	526	583	728
Others	3,886	4,024	4,948
Total Europe	27,616	29,827	36,283

Asia & Africa
South Africa	2,026	2,111	2,629
Egypt	499	404	564
Morocco	498	533	696
Rest of Africa	658	945	1,374
China	549	557	941
Kazakhstan	350	456	668
South Korea	184	242	593
India	85	197	225
Rest of Asia	2,119	2,397	3,012
Total Asia & Africa	6,968	7,842	10,702

Total	56,791	63,578	79,282

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Revenues from external customers attributed to the country of domicile (Luxembourg) were 88, 85, 53 for the years ended December 31, 2016, 2015 and 2014, respectively.

Non-current assets* per significant country:

		December 31,
		2016	2015
	Americas
	Canada	5,208	5,274
	Brazil	4,471	3,770
	United States	4,209	4,289
	Mexico	906	952
	Argentina	152	179
	Venezuela	43	376
	Others	21	24
	Total Americas	15,010	14,864

	Europe
	France	4,194	4,468
	Belgium	2,458	2,493
	Germany	2,395	2,546
	Poland	2,112	2,140
	Ukraine	2,110	2,439
	Spain	1,797	1,945
	Luxembourg	1,142	1,266
	Czech Republic	585	632
	Romania	573	610
	Bosnia and Herzegovina	182	202
	Italy	158	174
	Others	236	251
	Total Europe	17,942	19,166

	Asia & Africa
	Kazakhstan	1,223	1,168
	South Africa	788	767
	Morocco	104	118
	Liberia	49	25
	Others	116	121
	Total Africa & Asia	2,280	2,199

	Unallocated assets	17,663	18,291
	Total	52,895	54,520

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

	Year ended December 31,
	2016	2015	2014
Flat products	34,215	36,226	44,863
Long products	12,104	13,996	18,671
Tubular products	1,500	2,809	2,518
Mining products	781	824	1,319
Others	8,191	9,723	11,911
Total	56,791	63,578	79,282

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

4.2          Cost of sales

Cost of sales recognized in the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year ended December 31,
	2016	2015	2014
Materials	34,276	41,788	50,760
Labor costs *	7,572	9,125	10,722
Logistic expenses	3,760	4,252	5,020
Depreciation and amortization	2,721	3,192	3,939
Impairment	205	4,764	264
Other	1,894	2,075	2,583
Total	50,428	65,196	73,288
* Includes a 832 gain relating to changes in post-employment benefit plans in the US (see note 7.2)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

4.3          Trade accounts receivable and other

Trade accounts receivable are initially recorded at their fair value and do not carry any interest. ArcelorMittal maintains an allowance for doubtful accounts at an amount that it considers to be a reliable estimate of losses resulting from the inability of its customers to make required payments. In judging the adequacy of the allowance for doubtful accounts, ArcelorMittal considers multiple factors including historical bad debt experience, the current economic environment and the aging of the receivables. Recoveries of trade receivables previously reserved in the allowance for doubtful accounts are recognized as gains in selling, general and administrative expenses.

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

Trade accounts receivable and allowance for doubtful accounts as of December 31, are as follows:

	December 31,
	2016	2015
Gross amount	3,158	2,849
Allowance for doubtful accounts	(184)	(170)
Total	2,974	2,679

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

Exposure to credit risk by reportable segment

The maximum exposure to credit risk for trade accounts receivable by reportable segment at December 31 is as follows:

	December 31,
	2016	2015
NAFTA	308	277
Brazil	693	610
Europe	1,464	1,447
ACIS	395	274
Mining	114	69
Other activities	-	2
Total	2,974	2,679

Aging of trade accounts receivable

The aging of trade accounts receivable as of December 31 is as follows:

	December 31,			December 31,
	2016			2015
	Gross	Allowance	Total	Gross	Allowance	Total
Not past due	2,476	(6)	2,470	1,966	(6)	1,960
Overdue 1-30 days	292	(1)	291	335	(2)	333
Overdue 31-60 days	63	(1)	62	106	(1)	105
Overdue 61-90 days	32	(1)	31	47	(1)	46
Overdue 91-180 days	50	(6)	44	114	(2)	112
More than 180 days	245	(169)	76	281	(158)	123
Total	3,158	(184)	2,974	2,849	(170)	2,679

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The movement in the allowance for doubtful accounts in respect of trade accounts receivable during the periods presented is as follows:

Balance as of December 31, 2013	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2014
218	43	(44)	(42)	175

Balance as of December 31, 2014	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2015
175	41	(19)	(27)	170

Balance as of December 31, 2015	Additions	Deductions/ Releases	Foreign exchange and others	Balance as of December 31, 2016
170	34	(25)	5	184

The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale. The total amount of receivables sold under TSR programs and derecognized in accordance with IAS 39 for the years ended 2016, 2015 and 2014 was $33.5 billion, $33.1 billion and $37.8 billion, respectively (with amounts of receivables sold converted to U.S. dollars at the monthly average exchange rate). Expenses incurred under the TSR programs (reflecting the discount granted to the acquirers of the accounts receivable) recognized in the consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 were 106, 116 and 150, respectively.

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

Previous write-downs are reversed in case the circumstances that previously caused inventories to be written down below cost no longer exist.

During the current year, the Company modified the consolidated statements of cash flows to present the change in inventories at their net realizable value. Accordingly, amounts for the year ended December 31, 2016, 2015 and 2014 were reclassified for (905), (637) and (276) from “write-downs (reversal) of inventories to net realizable value, provisions and other non-cash operating expenses net” to “inventories”, respectively.

Inventories, net of allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence of 1,097 and 1,707 as of December 31, 2016 and 2015, respectively, are comprised of the following:

	December 31,
	2016	2015
Finished products	4,861	4,777
Production in process	3,264	2,971
Raw materials	5,141	4,032
Manufacturing supplies, spare parts and other	1,468	1,644
Total	14,734	13,424

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Note 4.2 discloses the cost of inventories recognized as an expense during the year.

The movement in the inventory reserve is as follows:

Balance as of December 31, 2013	Additions *	Deductions/ Releases **	Foreign exchange and others	Balance as of December 31, 2014
1,495	459	(491)	(170)	1,293

Balance as of December 31, 2014	Additions *	Deductions/ Releases **	Foreign exchange and others	Balance as of December 31, 2015
1,293	1,256	(637)	(205)	1,707

Balance as of December 31, 2015	Additions *	Deductions/ Releases **	Foreign exchange and others	Balance as of December 31, 2016
1,707	473	(964)	(119)	1,097
* Additions refer to write-downs of inventories including those utilized or written back during the same financial year.
** Deductions/releases correspond to write-backs and utilizations related to the current and prior periods.
Prior period figures have been adjusted retrospectively.

4.5          Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2016	2015
VAT receivables	672	850
Income tax receivable	111	115
Derivative financial instruments	243	128
Prepaid expenses and non-trade receivables	369	406
Other[1]	270	360
Total	1,665	1,859

1          Other includes mainly advances to employees, accrued interest, amounts receivable from public authorities and other miscellaneous receivables.

4.6          Other assets

Other assets consisted of the following:

		December 31,
		2016	2015
	Financial amounts receivable	297	166
	Long-term VAT receivables	196	197
	Cash guarantees and deposits	187	181
	Accrued interest	91	74
	Assets in pension funds[1]	21	18
	Income tax receivable	55	9
	Derivative financial instruments	189	90
	Other[2]	317	185
	Total	1,353	920
[1]	The pension funds are mainly related to units in Canada.
[2]	Other mainly includes receivables from public authorities and receivables from the sale of fixed assets.

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

During the current year the Company modified the presentation of collection under TSR programs (1,385 at December 31, 2016) to more appropriately reflect the nature of these liabilities. The comparative amount in the consolidated balance sheets was reclassified for consistency, which resulted in 1,439 being reclassified from “accrued expenses and other liabilities” to “trade accounts payable and other” at December 31, 2015. In addition, amounts in the consolidated statements of cash flows were similarly reclassified, which resulted in 80, (279) and 258 being reclassified from “other working capital and provisions movements” to “trade accounts payable and other” for the years ended December 31, 2016, 2015 and 2014, respectively.

4.8          Accrued expenses and other liabilities

Accrued expenses and other liabilities are comprised of the following as of December 31:

	December 31,
	2016	2015
Accrued payroll and employee related expenses	1,560	1,568
Accrued interest and other payables	781	1,026
Payable from acquisition of intangible, tangible & financial assets	833	852
Other amounts due to public authorities	504	559
Derivative financial instruments	226	133
Unearned revenue and accrued payables	39	56
Total	3,943	4,194

NOTE 5: GOODWILL, INTANGIBLE AND TANGIBLE ASSETS

5.1          Goodwill and intangible assets

The carrying amounts of goodwill and intangible assets are summarized as follows:

	December 31,
	2016	2015
Goodwill on acquisitions	5,248	5,143
Concessions, patents and licenses	252	266
Customer relationships and trade marks	120	170
Other	31	13
Total	5,651	5,592

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Goodwill acquired in business combinations for each of the Company’s operating segments is as follows:

	December 31, 2014	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments	December 31, 2015
NAFTA	2,336	-	(127)	-	2,209
Brazil	2,057	-	(631)	-	1,426
Europe	604	-	(57)	-	547
ACIS	1,457	-	(496)	-	961
Mining	868	(854)	(14)	-	-
Total	7,322	(854)	(1,325)	-	5,143

	December 31, 2015	Impairment and reduction of goodwill	Foreign exchange differences and other movements	Divestments[1]	December 31, 2016
NAFTA	2,209	-	6	(13)	2,202
Brazil	1,426	-	242	-	1,668
Europe	547	-	(16)	(2)	529
ACIS	961	-	(112)	-	849
Total	5,143	-	120	(15)	5,248
[1] See note 2.3.1

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

Other intangible assets are summarized as follows:

	Concessions, patents and licenses	Customer relationships and trade marks	Other	Total
Cost
At December 31, 2014	969	1,348	60	2,377
Acquisitions	11	-	3	14
Disposals	(8)	-	(1)	(9)
Foreign exchange differences	(160)	(206)	(6)	(372)
Transfers to assets held for sale (note 2.3)	-	(52)	(29)	(81)
Transfers and other movements	10	(13)	9	6
Fully amortized intangible assets **	(92)	-	-	(92)
At December 31, 2015	730	1,077	36	1,843
Acquisitions	5	-	30	35
Disposals	(2)	-	(5)	(7)
Foreign exchange differences	(1)	22	(1)	20
Transfers and other movements *	15	3	(4)	14
Fully amortized intangible assets **	(71)	(2)	-	(73)
At December 31, 2016	676	1,100	56	1,832

Accumulated amortization and impairment losses
At December 31, 2014	481	1,070	44	1,595
Disposals	(7)	-	-	(7)
Amortization charge	37	65	7	109
Impairment charge	157	-	-	157
Foreign exchange differences	(107)	(163)	(6)	(276)
Transfers to assets held for sale (note 2.3)	-	(52)	(22)	(74)
Transfers and other movements	(5)	(13)	-	(18)
Fully amortized intangible assets **	(92)	-	-	(92)
At December 31, 2015	464	907	23	1,394
Amortization charge	28	60	5	93
Foreign exchange differences	3	15	(1)	17
Transfers and other movements	-	-	(2)	(2)
Fully amortized intangible assets **	(71)	(2)	-	(73)
At December 31, 2016	424	980	25	1,429

Carrying amount
At December 31, 2015	266	170	13	449
At December 31, 2016	252	120	31	403

* Transfers and other movements correspond mainly to transfer from assets under construction into patents and licenses in 2016.

** Fully amortized assets correspond mainly to licenses in 2016 and to concessions in 2015.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Research and development costs not meeting the criteria for capitalization are expensed as incurred. These costs amounted to 239, 227 and 259 in the years ended December 31, 2016, 2015, and 2014, respectively and were recognized in selling, general and administrative expenses.

5.2          Property, plant and equipment and biological assets

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

The Company’s annual review of useful lives leverages on the experience gained from the above mentioned review, any significant change in the expected pattern of consumption embodied in the asset and the specialized knowledge of ArcelorMittal’s network of chief technical officers. The chief technical officer network includes engineers with facility-specific expertise relating to plant and equipment used in the principal production units of the Company’s operations.  In performing this review, the Company gathered and evaluated data, including commissioning dates, designed capacities, maintenance records and programs, and asset performance history, among other attributes. In accordance with IAS 16, Property, Plant and Equipment, the Company considered this information at the level of components significant in relation to the total cost of the item of plant and equipment. Other factors the Company considered in its determination of useful lives included the expected use of the assets, technical or

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

commercial obsolescence, and operational factors that led to improvements in monitoring and process control that contribute to longer asset lives. In addition, the Company considered the accumulated technical experience and knowledge sharing programs that allowed for the exchange of best practices within the chief technical officer network and the deployment of these practices across the Company’s principal production units. Depreciation charge for the year ended December 31, 2014 decreased by 702 as a result of changes in estimated useful lives.

Major improvements, which add to productive capacity or extend the life of an asset, are capitalized, while repairs and maintenance are expensed as incurred. Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Property, plant and equipment under construction is recorded as construction in progress until it is ready for its intended use; thereafter it is transferred to the related class of property, plant and equipment and depreciated over its estimated useful life. Interest incurred during construction is capitalized if the borrowing cost is directly attributable to the construction. Gains and losses on retirement or disposal of assets are recognized in cost of sales.

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

Property, plant and equipment used in mining activities is depreciated over its useful life or over the remaining life of the mine, if shorter, and if there is no alternative use. For the majority of assets used in mining activities, the economic benefits from the asset are consumed in a pattern which is linked to the production level and accordingly, assets used in mining activities are primarily depreciated on a units-of-production basis. A unit-of-production is based on the available estimate of proven and probable reserves.

Capitalization of pre-production expenditures ceases when the mining property is capable of commercial production as it is intended by management. General administration costs that are not directly attributable to a specific exploration area are charged to the consolidated statements of operations.

Mining Reserves

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, estimates are required for a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Stripping and overburden removal costs

In open pit and underground mining operations, it is often necessary to remove overburden and other waste materials to access the deposit from which minerals can be extracted. This process is referred to as stripping. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

A mine can operate several open pits that are regarded as separate operations for the purpose of mine planning and production. In this case, stripping costs are accounted for separately, by reference to the ore extracted from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning and production, stripping costs are aggregated.

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

The relative importance of each factor is considered by local management to determine whether the stripping costs should be attributed to the individual pit or to the combined output from several pits.

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

Capitalized exploration and evaluation expenditures are generally recorded as a component of property, plant and equipment at cost less impairment charges, unless their nature requires them to be recorded as an intangible asset. As the asset is not available for use, it is not depreciated and all capitalized exploration and evaluation expenditure is monitored for indications of impairment. To the extent that capitalized expenditure is not expected to be recovered, it is recognized as an expense in the consolidated statements of operations.

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

When reserves are determined and development is approved, expenditures capitalized as exploration and evaluation are reclassified as construction in progress and are reported as a component of property, plant and equipment. All subsequent development expenditures are capitalized and classified as construction in progress. On completion of development, all assets included in construction in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

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

Property, plant and equipment and biological assets are summarized as follows:

	Land, buildings and Improvements	Machinery, equipment and other [2]	Construction in progress	Mining Assets	Total
Cost
At December 31, 2014	13,830	54,008	4,546	4,087	76,471
Additions	24	305	2,446	18	2,793
Foreign exchange differences	(2,196)	(11,205)	(810)	(594)	(14,805)
Disposals	(104)	(980)	(6)	(4)	(1,094)
Transfers to assets held for sale (note 2.3)	(66)	(518)	(11)	-	(595)
Other movements [1]	244	2,324	(2,655)	152	65
At December 31, 2015	11,732	43,934	3,510	3,659	62,835
Additions	16	299	2,074	37	2,426
Foreign exchange differences	(606)	(1,122)	(57)	(13)	(1,798)
Disposals	(129)	(1,386)	(24)	(4)	(1,543)
Divestments (note 2.3)	(64)	(186)	(4)	-	(254)
Transfers to assets held for sale (note 2.3)	(3)	(97)	(18)	-	(118)
Other movements [1]	162	1,875	(2,224)	72	(115)
At December 31, 2016	11,108	43,317	3,257	3,751	61,433

Accumulated depreciation and impairment
At December 31, 2014	3,957	24,243	142	1,536	29,878
Depreciation charge for the year	367	2,481	-	235	3,083
Impairment (note 5.3)	179	1,530	940	1,104	3,753
Disposals	(83)	(899)	(4)	(4)	(990)
Foreign exchange differences	(1,039)	(6,679)	(19)	(379)	(8,116)
Transfers to assets held for sale (note 2.3)	(40)	(499)	(1)	-	(540)
Other movements [1]	3	43	2	(61)	(13)
At December 31, 2015	3,344	20,220	1,060	2,431	27,055
Depreciation charge for the year	339	2,178	-	111	2,628
Impairment (note 5.3)	(14)	219	-	-	205
Disposals	(103)	(1,336)	(24)	(9)	(1,472)
Foreign exchange differences	(414)	(1,083)	(15)	(1)	(1,513)
Divestments (note 2.3)	(14)	(168)	-	-	(182)
Transfers to assets held for sale (note 2.3)	-	(63)	-	-	(63)
Other movements [1]	-	13	(28)	(41)	(56)
At December 31, 2016	3,138	19,980	993	2,491	26,602

Carrying amount
At December 31, 2015	8,388	23,714	2,450	1,228	35,780
At December 31, 2016	7,970	23,337	2,264	1,260	34,831

[1] Other movements predominantly represent transfers from construction in progress to other categories and retirement of fully amortized assets.

[2] Machinery, equipment and other includes biological assets of  49, 54 and 95 as of December 31, 2016 , 2015 and 2014 respectively, and bearer plants of 36, 26 and 33 as of December 31, 2016 , 2015 and 2014 respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The carrying amount of temporarily idle property, plant and equipment at December 31, 2016 and 2015 was, respectively, 359 and 368 including 298 and 253 in Brazil, 43 and 80 in NAFTA and 18 and 35 in the Europe segment, respectively.

The carrying amount of property, plant and equipment retired from active use and not classified as held for sale was 75 and 74 at December 31, 2016 and 2015, respectively. Such assets are carried at their recoverable amount.

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

The carrying amount of capitalized leases was 467 and 552 as of December 31, 2016 and 2015, respectively. The 467 and 552 include 421 and 513 related to machinery and equipment and 46 and 39 to buildings respectively.

The total future minimum lease payments related to finance leases are as follows:

2017	133
2018 – 2021	467
2022 and beyond	221
Total	821

The present value of the future minimum lease payments was 529 and 602 for the year ended December 31, 2016 and 2015, respectively. The 2016 calculation is based on an average discount rate of 13.1% (13.1% in 2015) considering maturities from 1 to 15 years (from 1 to 16 years in 2015) including the renewal option when intended to be exercised.

5.3          Impairment of intangible assets, including goodwill, and tangible assets

Impairment charges recognized for the years ended December 31, 2016, 2015 and 2014 were as follows:

	Year ended December 31,
Type of asset	2016	2015	2014
Goodwill	-	854	-
Intangible assets	-	157	-
Tangible assets	205	3,753	264
Total	205	4,764	264

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

The recoverable amounts of the GCGUs are mainly determined based on their value in use. The value in use of each GCGU is determined by estimating future cash flows. The 2016 impairment test of goodwill did not include the GCGU corresponding to

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the Mining segment as goodwill allocated to this GCGU was fully impaired in 2015. The key assumptions for the value in use calculations are primarily the discount rates, growth rates, expected changes to average selling prices, shipments and direct costs during the period. Assumptions for average selling prices and shipments are based on historical experience and expectations of future changes in the market. In addition, with respect to raw material price assumptions, the Company applied a range ($/t) of $48 to $63 for iron ore and $110 to $224 for coking coal. Cash flow forecasts adjusted for the risks specific to the tested assets are derived from the most recent financial plans approved by management for the next five years. Beyond the specifically forecasted period, the Company extrapolates cash flows for the remaining years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant markets.

Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The rate for each GCGU was estimated from the weighted average cost of capital of producers, which operate a portfolio of assets similar to those of the Company’s assets.

	NAFTA	Brazil	Europe	ACIS
GCGU weighted average pre-tax discount rate used in 2016 (in %)	11.7	16.0	10.9	18.7

	NAFTA	Brazil	Europe	ACIS	Mining
GCGU weighted average pre-tax discount rate used in 2015 (in %)	10.5	15.4	10.3	16.8	13.3

Once recognized, impairment losses for goodwill are not reversed.

There was no impairment charge recognized with respect to goodwill following the Company’s impairment test as of October 31, 2016. The total value in use calculated for all GCGUs decreased overall in 2016 as compared to 2015.

In validating the value in use determined for the GCGUs, the Company performed a sensitivity analysis of key assumptions used in the discounted cash-flow model (such as discount rates, average selling prices, shipments and terminal growth rate). The Company believes that reasonably possible changes in key assumptions could cause an impairment loss to be recognized in respect of ACIS and the Brazil segments.

ACIS produces a combination of flat and long products. Its facilities are located in Asia, Africa and Commonwealth of Independent States. ACIS is significantly self-sufficient in raw materials. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. ACIS is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks, in particular in Ukraine due to the current political and economic situation. The ACIS value in use model anticipates a limited increase in sales volumes in 2017 compared to 2016 (13.3 million tonnes for the year ended December 31, 2016) and marginal improvements thereafter. Average selling prices in the model are expected to increase in 2017 due to higher raw material prices and stabilize subsequently in line with long-term raw material prices.

The Brazil segment produces a combination of flat and long products. Its facilities are mainly located in Brazil and Argentina. The Company believes that sales volumes, prices, discount rates and foreign exchange rates are the key assumptions most sensitive to change. It is also exposed to export markets and international steel prices which are volatile, reflecting the cyclical nature of the global steel industry, developments in particular steel consuming industries and macroeconomic trends of emerging markets, such as economic growth and foreign exchange rates.  Discount rates may be affected by changes in countries’ specific risks, in particular in Brazil, which suffered in 2016 a second consecutive year of recession with significant declines in steel consumption and steel prices but where a rebound in confidence following moves to alleviate political uncertainty, combined with improved terms of trade, helped to slow the pace of output contraction. The Brazil value in use model anticipates an increase in sales volumes in 2017 compared to 2016 (10.8 million tonnes for the year ended December 31, 2016) and continuous improvements thereafter. Average selling prices in the model are expected to increase in 2017 following higher raw material prices and adjust to a stable level subsequently.

The following changes in key assumptions in projected earnings in every year of initial five-year period and perpetuity, at the GCGU level, assuming unchanged values for the other assumptions, would cause the recoverable amount to equal respective carrying value as of the impairment test date (i.e.: October 31, 2016).

	ACIS	Brazil
Excess of recoverable amount over carrying amount	705	555
Increase in pre-tax discount rate (change in basis points)	191	93
Decrease in average selling price (change in %)	1.72	1.03
Decrease in shipments (change in %)	5.10	2.36
Decrease in terminal growth rate used in for the years beyond the five year plan (change in basis points)	305	113

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

In the case of permanently idled assets, the impairment is measured at the individual asset level. Otherwise, the Company’s assets are measured for impairment at the cash-generating unit level. In certain instances, the cash-generating unit is an integrated manufacturing facility which may also be an operating subsidiary. Further, a manufacturing facility may be operated in concert with another facility with neither facility generating cash flows that are largely independent from the cash flows of the other. In this instance, the two facilities are combined for purposes of testing for impairment. As of December 31, 2016, the Company determined it has 59 cash-generating units.

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

Impairment charges relating to property, plant and equipment were as follows for the years ended December 31, 2016, 2015 and 2014:

2016

In 2016, the Company recognized a total impairment charge related to property, plant and equipment amounting to 205.

This charge included 49 in connection with the sale on September 30, 2016 of the ArcelorMittal Zaragoza facility in Spain (Europe segment) (see note 2.3.1).

In connection with management’s annual test for impairment of goodwill as of October 31, 2016, property, plant and equipment was also tested for impairment at that date. The Company concluded that the value in use of property, plant and equipment in AMSA was lower than its carrying amount following a revised competitive outlook. Accordingly, the Company recognized a total impairment charge of 156 consisting mainly of the following:

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash-Generating Unit	Country	Operating Segment	Impairment Recorded	2016 Pre-Tax Discount Rate	2015 Pre-Tax Discount Rate	Carrying Value of property, plant and equipment as of December 31, 2016
Vanderbijlpark facility	South Africa	ACIS	125	14.97%	14.71%	330

2015

In 2015, the Company recognized a total impairment charge of property, plant and equipment amounting to 3,753.

This charge included 335 relating to the idling for an indefinite time of the Sestao facility in Spain (Europe segment), 19 in connection with the closure of the Georgetown facility in the United States (NAFTA) and 27 related to the Vereeniging meltshop closure in South Africa (ACIS). Additionally, the Company recognized impairment charges of 231 and 18 in connection with the intended sale of the Long Carbon facilities (ArcelorMittal Laplace, Steelton and Vinton) in the United States (NAFTA) and the intended sale of certain activities of ArcelorMittal Downstream Solutions (Europe segment), respectively.

In addition, the Company recorded impairment charges of 176, 276 and 45 relating to the ArcelorMittal Point Lisas facility currently idled in Trinidad and Tobago (Brazil segment), Indiana Harbor East and West facilities in the United States (NAFTA) following deployment of asset optimization programs and other assets in Spain (Europe segment), respectively.

In connection with management’s annual test for impairment of goodwill as of October 31, 2015, property, plant and equipment was also tested for impairment at that date. Management concluded that the recoverable amount of certain of the Company’s property, plant and equipment in the Mining segment was lower than their carrying amount due to a downward revision of cash flow projections primarily resulting from the expected persistence of a lower coking coal and iron ore price outlook. The Company also concluded that the value in use of property, plant and equipment of the Saldanha plant in AMSA was lower than its carrying amount following a revised competitive outlook. Accordingly, the Company recognized a total impairment charge of 2,617 consisting of the following:

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

•         net debt (see note 6.1.4)

•         derivative financial instruments (see note 6.1.5)

•         other non-derivative financial assets and liabilities (see note 6.1.6)

6.1.1 Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at December 31, 2016.

	December 31, 2016
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,501	-	2,501	-	-	-	-
Restricted cash	114	-	114	-	-	-	-
Trade accounts receivable and other	2,974	-	2,974	-	-	-	-
Inventories	14,734	14,734	-	-	-	-	-
Prepaid expenses and other current assets	1,665	967	455	-	-	-	243
Assets held for sale	259	259	-	-	-	-	-
Total current assets	22,247	15,960	6,044	-	-	-	243

Non-current assets:
Goodwill and intangible assets	5,651	5,651	-	-	-	-	-
Property, plant and equipment and biological assets	34,831	34,782	-	-	49	-	-
Investments in associates and joint ventures	4,297	4,297	-	-	-	-	-
Other investments	926	-	-	-	-	926	-
Deferred tax assets	5,837	5,837	-	-	-	-	-
Other assets	1,353	408	756	-	-	-	189
Total non-current assets	52,895	50,975	756	-	49	926	189
Total assets	75,142	66,935	6,800	-	49	926	432

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	1,885	-	-	1,885	-	-	-
Trade accounts payable and other	11,633	-	-	11,633	-	-	-
Short-term provisions	426	410	-	16	-	-	-
Accrued expenses and other liabilities	3,943	880	-	2,837	-	-	226
Income tax liabilities	133	133	-	-	-	-	-
Liabilities held for sale	95	95	-	-	-	-	-
Total current liabilities	18,115	1,518	-	16,371	-	-	226

Non-current liabilities:
Long-term debt, net of current portion	11,789	-	-	11,789	-	-	-
Deferred tax liabilities	2,529	2,529	-	-	-	-	-
Deferred employee benefits	8,297	8,297	-	-	-	-	-
Long-term provisions	1,521	1,518	-	3	-	-	-
Other long-term obligations	566	186	-	310	-	-	70
Total non-current liabilities	24,702	12,530	-	12,102	-	-	70

Equity:
Equity attributable to the equity holders of the parent	30,135	30,135	-	-	-	-	-
Non-controlling interests	2,190	2,190	-	-	-	-	-
Total equity	32,325	32,325	-	-	-	-	-
Total liabilities and equity	75,142	46,373	-	28,473	-	-	296

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes assets and liabilities based on their categories at December 31, 2015.
	December 31, 2015
	Carrying amount in the consolidated statements of financial position	Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,002	-	4,002	-	-	-	-
Restricted cash	100	-	100	-	-	-	-
Trade accounts receivable and other	2,679	-	2,679	-	-	-	-
Inventories	13,424	13,424	-	-	-	-	-
Prepaid expenses and other current assets	1,859	1,202	529	-	-	-	128
Assets held for sale	262	262	-	-	-	-	-
Total current assets	22,326	14,888	7,310	-	-	-	128

Non-current assets:
Goodwill and intangible assets	5,592	5,592	-	-	-	-	-
Property, plant and equipment and biological assets	35,780	35,700	-	-	80	-	-
Investments in associates and joint ventures	4,911	4,911	-	-	-	-	-
Other investments	692	-	-	-	-	692	-
Deferred tax assets	6,625	6,625	-	-	-	-	-
Other assets	920	268	562	-	-	-	90
Total non-current assets	54,520	53,096	562	-	80	692	90
Total assets	76,846	67,984	7,872	-	80	692	218

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,308	-	-	2,308	-	-	-
Trade accounts payable and other	10,416	-	-	10,416	-	-	-
Short-term provisions	770	529	-	241	-	-	-
Accrued expenses and other liabilities	4,194	1,005	-	3,056	-	-	133
Income tax liabilities	133	133	-	-	-	-	-
Liabilities held for sale	220	220	-	-	-	-	-
Total current liabilities	18,041	1,887	-	16,021	-	-	133

Non-current liabilities:
Long-term debt, net of current portion	17,478	-	-	17,478	-	-	-
Deferred tax liabilities	2,496	2,496	-	-	-	-	-
Deferred employee benefits	9,216	9,216	-	-	-	-	-
Long-term provisions	1,434	1,421	-	13	-	-	-
Other long-term obligations	611	185	-	355	-	-	71
Total non-current liabilities	31,235	13,318	-	17,846	-	-	71

Equity:
Equity attributable to the equity holders of the parent	25,272	25,272	-	-	-	-	-
Non-controlling interests	2,298	2,298	-	-	-	-	-
Total equity	27,570	27,570	-	-	-	-	-
Total liabilities and equity	76,846	42,775	-	33,867	-	-	204

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

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	894	-	-	894 [1]
Derivative financial current assets	-	243	-	243
Derivative financial non-current assets	-	14	175	189
Total assets at fair value	894	257	175	1,326

Liabilities at fair value:
Derivative financial current liabilities	-	226	-	226
Derivative financial non-current liabilities	-	37	33	70
Total liabilities at fair value	-	263	33	296

[1] The balance does not include equity investments of 32 carried at cost

As of December 31, 2015
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	646	-	-	646 [1]
Derivative financial current assets	-	128	-	128
Derivative financial non-current assets	-	86	4	90
Total assets at fair value	646	214	4	864

Liabilities at fair value:
Derivative financial current liabilities	-	133	-	133
Derivative financial non-current liabilities	-	71	-	71
Total liabilities at fair value	-	204	-	204

[1] The balance does not include equity investments of 46 carried at cost

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in available-for-sale financial assets is related to the reclassification of the investment in Stalprodukt S.A. as available-for-sale following the partial disposal of the Company’s shareholding in Stalprodukt S.A. on April 28, 2016 (see note 2.5) and the increase in the fair value of the available-for-sale investments, partly offset by the sale of the Company’s 10.08% shareholding in Hunan Valin (see note 2.5).

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metals), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial non-current assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds (see note 10.2). The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal establishes the fair valuation of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models based on the estimated values of the underlying equity spot price of $170 and volatility of 10.13%. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period.

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

Derivative financial non-current liabilities classified as Level 3 refer to a special payment included in the pellet sale and purchase agreement effective October 31, 2016 between ArcelorMittal and Cliffs Natural Resources Inc. This special payment varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair value of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. This price difference is multiplied by the minimum pellet volume ArcelorMittal is required to take under the purchase contract. An increase of $10 per metric tonne in the domestic steel price in 2017 would result in adverse change of 7 in the fair value of the special payment. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts.

The following table summarizes the reconciliation of the fair value of the conversion option classified as Level 3 with respect to the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment included in the pellet sale and purchase agreement for the years ended December 31, 2016 and 2015, respectively:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase and sale agreement	Total
Balance as of December 31, 2014	112	-	112
Change in fair value	(108)	-	(108)
Balance as of December 31, 2015	4	-	4
Change in fair value	171	(33)	138
Balance as of December 31, 2016	175	(33)	142

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

6.1.2 Gross debt

Debt and liabilities, other than provisions, are stated at amortized cost. However, loans that are hedged under a fair value hedge are remeasured for the changes in the fair value that are attributable to the risk that is being hedged.

6.1.2.1 Short-term debt

Short-term debt, including the current portion of long-term debt, consisted of the following:

	December 31,
	2016	2015
Short-term bank loans and other credit facilities including commercial paper *	1,123	437
Current portion of long-term debt	697	1,806
Lease obligations	65	65
Total	1,885	2,308
* The weighted average interest rate on short term borrowings outstanding was 2.7% and 4.3% as of December 31, 2016 and 2015, respectively.

During the first half of 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were extended during 2015 and 2016. As of December 31, 2016, the facilities, totaling approximately 0.7 billion, remain fully available.

Commercial paper

The Company has a commercial paper program enabling borrowings of up to €1 billion. As of December 31, 2016, the outstanding amount was 392.

6.1.2.2 Long-term debt

Long-term debt is comprised of the following:

					December 31,
		Year of maturity	Type of Interest	Interest rate[1]	2016	2015
	Corporate
	5.5 billion Revolving Credit Facility - 2.3 billion tranche	2019	Floating		-	-
	5.5 billion Revolving Credit Facility - 3.2 billion tranche	2021	Floating		-	-
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	-	1,088
	1.4 billion Unsecured Notes[2]	2017	Fixed	5.50%	-	1,398
	€1.0 billion Unsecured Bonds[3]	2017	Fixed	5.88%	568	1,085
	€500 million Unsecured Notes[3]	2018	Fixed	5.75%	351	543
	€400 million Unsecured Notes	2018	Floating	1.73%	421	434
	1.5 billion Unsecured Notes[3,6]	2018	Fixed	6.13%	648	1,500
	€750 million Unsecured Notes	2019	Fixed	3.00%	788	812
	1.5 billion Unsecured Notes[4,6]	2019	Fixed	10.85%	842	1,480
	500 Unsecured Notes[5,6]	2020	Fixed	5.13%	323	497
	CHF 225 million Unsecured Notes	2020	Fixed	2.50%	220	225
	€600 million Unsecured Notes	2020	Fixed	2.88%	627	647
	1.0 billion Unsecured Bonds[5,6]	2020	Fixed	6.25%	620	989
	1.5 billion Unsecured Notes[5,6]	2021	Fixed	6.50%	752	1,490
	€500 million Unsecured Notes	2021	Fixed	3.00%	523	540
	€750 million Unsecured Notes	2022	Fixed	3.13%	786	811
	1.1 billion Unsecured Notes[6]	2022	Fixed	7.25%	1,092	1,091
	500 Unsecured Notes	2025	Fixed	6.13%	497	496
	1.5 billion Unsecured Bonds	2039	Fixed	8.00%	1,466	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.75%	984	984
	Other loans	2021	Fixed	3.46%	29	52
	300 Term Loan Facility	2016	Floating	2.93%	-	300
	EIB loan	2016	Floating	1.37%	-	272
	ICO loan	2017	Floating	2.18%	7	23
	Other loans	2017 - 2035	Floating	0.01% - 3.47%	250	270
	Total Corporate				11,794	18,492

	Americas
	Other loans	2017 - 2025	Fixed/Floating	1.57% - 11.65%	198	243
	Total Americas				198	243

	Europe, Asia & Africa
	Other loans	2018 - 2031	Fixed/Floating	0.00% - 4.69%	30	13
	Total Europe, Asia & Africa				30	13

	Total				12,022	18,748
	Less current portion of long-term debt				(697)	(1,806)
	Total long-term debt (excluding lease obligations)				11,325	16,942
	Long-term lease obligations[7]				464	536
	Total long-term debt, net of current portion				11,789	17,478

[1]

Rates applicable to balances outstanding at December 31, 2016, including the effect of step-ups following downgrades. For debt that has been redeemed in its entirety during 2016, the interest rates refer to the rates at repayment date.

[2]	Early redeemed on May 20, 2016.
[3]	Bonds or Notes partially repurchased on April 19, 2016, pursuant to cash tender offers.
[4]	Notes partially repurchased in May, 2016, pursuant to cash tender offer.
[5]	Bonds or Notes partially repurchased on June 29, 2016, pursuant to cash tender offers.
[6]	Bonds or Notes partially repurchased on September 23, 2016, pursuant to cash tender offers.
[7]	Net of current portion of 65 and 65 in 2016 and in 2015, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Corporate

5.5 billion Revolving Credit Facility

On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of December 31, 2016, the $5.5 billion revolving credit facility remains fully available.

Bonds

On September 23, 2016, pursuant to cash tender offers, ArcelorMittal purchased:

•           420 of its U.S. dollar denominated 6.125% Notes due June 1, 2018 (the “USD 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 457. Following this purchase, 644 principal amount of the USD 2018 Notes remained outstanding.

•         241 of its U.S. dollar denominated 9.85% Notes due June 1, 2019 (the “USD 2019 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 301. Following this purchase, 851 principal amount of the USD 2019 Notes remained outstanding.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

•         63 of its U.S. dollar denominated 5.125% Notes due June 1, 2020 (the “June 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 68. Following this purchase, 324 principal amount of the June 2020 Notes remained outstanding.

•         228 of its U.S. dollar denominated 5.25% Notes due August 5, 2020 (the “August 2020 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 253. Following this purchase, 626 principal amount of the August 2020 Notes remained outstanding.

•         421 of its U.S. dollar denominated 5.50% Notes due March 1, 2021 (the “2021 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of 469. Following this purchase, 756 principal amount of the 2021 Notes remained outstanding.

The 6.250% Notes due February 5, 2022 (the “2022 Notes”) were included in the cash tender offer, but none of the tendered Notes were accepted.

On June 29 and July 14, 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         113 of its U.S. dollar denominated June 2020 Notes for a total aggregate purchase price (including premiums and accrued interest) of 119. Following this purchase, 387 principal amount of the June 2020 Notes remained outstanding.

•         147 of its U.S. dollar denominated August 2020 Notes for a total aggregate purchase price (including premiums and accrued interest) of 160. Following this purchase, 853 principal amount of the August 2020 Notes remained outstanding.

•         323 of its U.S. dollar denominated 2021 Notes for a total aggregate purchase price (including premiums and accrued interest) of 347. Following this purchase, 1,177 principal amount of the 2021 Notes remained outstanding.

On June 3, 2016, at maturity, ArcelorMittal repaid its €1 billion 9.375% unsecured bonds.

On May 20, 2016, ArcelorMittal redeemed its U.S. dollar denominated 1.4 billion 4.5% Notes due February 25, 2017, prior to their scheduled maturity for a total amount of 1,466, including premium and accrued interest.

In May 2016, pursuant to cash tender offers, ArcelorMittal purchased 408 of its USD 2019 Notes for a total aggregate purchase price (including premiums and accrued interest) of 498. Following this purchase, 1,092 principal amount of the USD 2019 Notes remained outstanding.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In April 2016, pursuant to cash tender offers, ArcelorMittal repurchased:

•         437 of its U.S. dollar denominated USD 2018 Notes for a total aggregate purchase price (including premiums and accrued interest) of 467. Following this purchase, 1,063 principal amount of USD 2018 Notes remained outstanding.

•         €460 million of its euro denominated 4.625% Notes due November 17, 2017 (the “Euro 2017 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €511 million. Following this purchase, €540 million principal amount of Euro 2017 Notes remained outstanding.

•         €166 million of its euro denominated 4.50% Notes due March 29, 2018 (the “Euro 2018 Notes”) for a total aggregate purchase price (including premiums and accrued interest) of €181 million. Following this purchase, €334 million principal amount of the Euro 2018 Notes remained outstanding.

As a result of the above mentioned redemptions, net financing costs for the year ended December 31, 2016, included 399 of premiums and other fees.

The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings.

Previous downgrades triggered the interest rate “step-up” clauses for the outstanding bonds listed below:

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

300 Term Loan Facility

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, maturing on December 20, 2016. The facility was repaid at maturity.

European Investment Bank (“EIB”) Loan

On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, namely predominantly France, Belgium and Spain, but also in Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of December 31, 2016, the facility remains fully available.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

On July 15, 2010, the Company entered into an agreement with the EIB for the financing of activities for research, engineering and technological innovation related to process improvements and new steel product developments. The full amount of €250 million was drawn down on September 27, 2011 and repaid at maturity on September 27, 2016.

Instituto de Crédito Oficial (“ICO”) Loan

The Company entered into an agreement with the ICO on April 9, 2010 for the financing of the Company investment plan in Spain for the period 2008-2011. The last installment under this agreement is due on April 7, 2017. The outstanding amount in total as of December 31, 2016 and 2015 was 7 and 23, respectively.

Other loans

The other loans relate to various debt with banks and public institutions.

Americas

1 billion senior secured asset-based revolving credit facility

On May 23, 2016, ArcelorMittal USA LLC signed a $1 billion senior secured asset-based revolving credit facility maturing on May 23, 2021. Borrowings under the facility are secured by inventory and certain other working capital and related assets of ArcelorMittal USA and certain of its subsidiaries in the United States. The facility may be used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of December 31, 2016, 500 was drawn down.

Other loans

The other loans relate mainly to loans contracted by ArcelorMittal Brazil with different counterparties.

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

As of December 31, 2016 the scheduled maturities of short-term debt, long-term debt and long-term lease obligations, including their current portion are as follows:

Year of maturity	Amount
2017	1,885
2018	1,536
2019	1,859
2020	1,891
2021	1,356
Subsequent years	5,147
Total	13,674

The carrying amount and the estimated fair value of the Company’s short and long-term debt is:

	December 31, 2016		December 31, 2015
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Instruments payable bearing interest at fixed rates	11,657	12,666	17,788	15,428
Instruments payable bearing interest at variable rates	894	838	1,561	1,353
Total long-term debt, including current portion	12,551	13,504	19,349	16,781
Short term bank loans and other credit facilities including commercial paper	1,123	1,139	437	439

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

As of December 31, 2016
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	11,657	11,939	727	-	12,666
Instruments payable bearing interest at variable rates	894	408	430	-	838
Total long-term debt, including current portion	12,551	12,347	1,157	-	13,504
Short term bank loans and other credit facilities including commercial paper	1,123		1,139	-	1,139

As of December 31, 2015
	Carrying amount	Fair Value
		Level 1	Level 2	Level 3	Total
Instruments payable bearing interest at fixed rates	17,788	14,707	721	-	15,428
Instruments payable bearing interest at variable rates	1,561	386	967	-	1,353
Total long-term debt, including current portion	19,349	15,093	1,688	-	16,781
Short term bank loans and other credit facilities including commercial paper	437	-	439	-	439

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

Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, including in particular those in France and the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized. Other subsidiaries, associates and joint ventures, which may hold significant cash balances, include those in Argentina, Brazil, Canada,  Kazakhstan, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

Cash and cash equivalents consisted of the following:
	December 31,
	2016	2015
Cash at bank	1,601	1,928
Term deposits	329	376
Money market funds[1]	571	1,698
Total	2,501	4,002

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

Restricted cash of 114 and 100 included a cash deposit of 75 and 75 in connection with the mandatory convertible bonds (see note 10.2) at December 31, 2016 and December 31, 2015, respectively.

6.1.4 Net debt

The Company monitors its net debt in order to manage its capital. The following table presents the structure of the Company’s net debt by original currency at December 31, 2016:

	December 31, 2016
	Total USD	EUR	USD	CHF	UAH	Other (in USD)
Short-term debt and current portion of long-term debt	1,885	944	646	-	-	295
Long-term debt, net of current portion	11,789	3,748	7,776	220	-	45
Cash and cash equivalents including restricted cash	(2,615)	(768)	(1,289)	(1)	(83)	(474)
Net debt	11,059	3,924	7,133	219	(83)	(134)

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

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the gain or loss that is attributable to the hedged risk on the hedged asset, liability, or unrecognized firm commitment, are recorded in the consolidated statements of operations.

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

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying position, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require guarantees from its counter-parties for the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

governed by framework agreements (mainly International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2016 is as follows:

	December 31, 2016
	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase contracts	3,784	153	658	(21)
Forward sale contracts	685	10	657	(26)
Currency swaps purchases	138	6	44	(33)
Currency swaps sales	500	4	500	(24)
Exchange option purchases	169	1	37	-
Exchange options sales	109	1	-	-
Total foreign exchange rate instruments		175		(104)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	329	18	312	(36)
Term contracts purchases	416	64	841	(123)
Options sales/purchases	6	-	6	-
Total raw materials (base metals), freight, energy, emission rights		82		(159)
Total		257		(263)

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2015 is as follows:

	December 31, 2015
	Assets			Liabilities
	Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
Interest rate swaps - fixed rate borrowings/loans	55	-	0.86%	50	-	1.60%

Foreign exchange rate instruments
Forward purchase contracts	1,960	48		659	(7)
Forward sale contracts	943	24		353	(9)
Currency swaps purchases	314	19		314	(90)
Currency swaps sales	375	85		1,000	(24)
Exchange option purchases	102	-		342	(5)
Exchange options sales	132	3		307	(10)
Total foreign exchange rate instruments		179			(145)

Raw materials (base metals), freight, energy, emission rights
Term contracts sales	168	28		126	(5)
Term contracts purchases	204	7		727	(54)
Total raw materials (base metals), freight, energy, emission rights		35			(59)
Total		214			(204)
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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

6.1.6 Other non-derivative financial assets and liabilities

Other non-derivative financial assets and liabilities include cash and cash equivalents and restricted cash (see note 6.1.3), trade and certain other receivables (see note 4.3 and 4.5), investments in available-for-sale equity securities (see note 2.5), trade payables and certain other liabilities (see notes 4.7 and 4.8). These instruments are recognized initially at fair value when the Company becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial instruments expire or if the Company transfers the financial instruments to another party without retaining control of substantially all risks and rewards of the instruments. Non-derivative financial liabilities are derecognized when they are extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

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

In the case of available-for-sale securities, the Company reviews the available-for-sale investments at the end of each reporting period to assess whether there is any objective evidence of impairment. A significant or prolonged decline in the fair value of an available-for-sale investment below its cost is objective evidence of impairment. The Company considers a prolonged decline in fair value to occur when the market value remains continuously below the cost for more than two years. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognized in the consolidated statements of operations is removed from equity and recognized in the consolidated statements of operations. Once an impairment loss is recognized for an investment, any increases in fair value are recorded in other comprehensive income while decreases in fair value are recorded in the consolidated statements of operations.

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

6.2          Financing costs

Financing costs recognized in the years ended December 31, 2016, 2015 and 2014 are as follows:

	Year ended December 31,
	2016	2015	2014
Recognized in the statements of operations
Interest expense	(1,172)	(1,383)	(1,565)
Interest income	58	105	96
Fair value adjustment on mandatory convertible bonds	171	(108)	112
Net gain (loss) on other derivative instruments	(35)	10	7
Accretion of defined benefit obligations and other long term liabilities	(435)	(399)	(593)
Net foreign exchange result	(3)	(697)	(620)
Other *	(640)	(386)	(819)
Total	(2,056)	(2,858)	(3,382)

Recognized in equity (attributable to equity holders of the parent)
Net change in fair value of available-for-sale financial assets	271	(354)	510
Effective portion of changes in fair value of cash flow hedge	28	25	104
Foreign currency translation differences for foreign operations	(751)	(8,166)	(4,717)
Total	(452)	(8,495)	(4,103)

*    Other mainly includes expenses related to True Sale of Receivables (“TSR”) programs and bank fees.  It also includes premiums and fees of 399 relating to the bonds early redeemed in 2016. In 2015, there were expenses relating to the extension of the mandatory convertible bonds (see note 10.2) of 79 (49 in 2014). In 2014, it included the settlement in relation to the termination of the Senegal greenfield project and an expense of 161 related to a federal tax amnesty plan in Brazil with respect to the Siderbras case.

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

Foreign exchange rate risk

The Company is exposed to changes in values arising from foreign exchange rate fluctuations generated by its operating activities. Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has an exposure to fluctuations and depreciation in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuation of the value of the U.S. dollar relative to the euro, the Canadian dollar, Brazilian real, South African rand,  Kazakh tenge, and Ukrainian hryvnia, as well as fluctuations in the other countries’ currencies in which ArcelorMittal has significant operations and/or sales, could have a material impact on its financial position and results of operations.

ArcelorMittal faces transaction risk, where its businesses generate sales in one currency but incur costs relating to that revenue in a different currency. For example, ArcelorMittal’s non-U.S. subsidiaries may purchase raw materials, including iron ore and coking coal, in U.S. dollars, but may sell finished steel products in other currencies. Consequently, an appreciation of the U.S. dollar will increase the cost of raw materials; thereby having a negative impact on the Company’s operating margins, unless the Company is able to pass the higher cost along in the form of higher selling prices.

Following its Treasury and Financial Risk Management Policy, the Company hedges a portion of its net exposure to foreign exchange rates through forwards, options and swaps.

ArcelorMittal also faces foreign currency translation risk, which arises when ArcelorMittal translates the statements of operations of its subsidiaries, its corporate net debt (see note 6.1.2) and other items denominated in currencies other than the U.S. dollar, for inclusion in the consolidated financial statements.

The Company also uses the derivative instruments, described above, at the corporate level to hedge debt recorded in foreign currency other than the functional currency or the balance sheet risk associated with certain monetary assets denominated in a foreign currency other than the functional currency.

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

The non-discounted contractual maturities of the below financial liabilities, including estimated interest payments and excluding the impact of netting agreements are as follows:

	December 31, 2016
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds	(11,597)	(18,228)	(1,261)	(2,076)	(6,093)	(8,798)
Loans over 100	(694)	(873)	(546)	(57)	(172)	(98)
Trade and other payables	(11,633)	(11,647)	(11,647)	-	-	-
Other loans	(1,383)	(1,523)	(856)	(124)	(370)	(173)
Total	(25,307)	(32,271)	(14,310)	(2,257)	(6,635)	(9,069)

Derivative financial liabilities
Foreign exchange contracts	(104)	(104)	(73)	(7)	-	(24)
Other commodities contracts[1]	(192)	(192)	(153)	(5)	(1)	(33)
Total	(296)	(296)	(226)	(12)	(1)	(57)
[1] Commodity contracts include base metals, freight, energy and emission rights.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

	December 31, 2015
	Carrying amount	Contractual Cash Flow	Less than 1 Year	1-2 Years	2-5 Years	More than 5 Years
Non-derivative financial liabilities
Bonds	(17,681)	(26,082)	(2,223)	(3,464)	(6,279)	(14,116)
Loans over 100	(892)	(1,149)	(659)	(83)	(166)	(241)
Trade and other payables	(10,416)	(10,427)	(10,427)	-	-	-
Other loans	(1,213)	(1,376)	(667)	(182)	(280)	(247)
Total	(30,202)	(39,034)	(13,976)	(3,729)	(6,725)	(14,604)

Derivative financial liabilities
Foreign exchange contracts	(145)	(145)	(80)	(33)	(15)	(17)
Other commodities contracts[1]	(59)	(59)	(54)	(5)	-	-
Total	(204)	(204)	(134)	(38)	(15)	(17)
[1] Commodity contracts include base metals, freight, energy and emission rights.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow hedges

The following tables present the periods in which the derivatives designated as cash flows hedges are expected to mature:

	December 31, 2016
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	87	36	32	19	-	-
Commodities	22	10	2	5	5	-
Emission rights	(104)	-	-	(104)	-	-
Total	5	46	34	(80)	5	-

	December 31, 2015
	Assets/ (liabilities)	(Outflows)/inflows
	Fair value	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	26	15	11	-	-	-
Commodities	(24)	(11)	(2)	(6)	(5)	-
Emission rights	(16)	-	-	(16)	-	-
Total	(14)	4	9	(22)	(5)	-

Associated gains or losses that were recognized in other comprehensive income are reclassified from equity to the consolidated statements of operations in the same period during which the hedged forecasted cash flow affects the consolidated statements of operations. The following table presents the periods in which the realized and unrealized gains or losses on derivatives designated as cash flows hedges recognized in other comprehensive income, net of tax, are expected to impact the consolidated statements of operations:

	December 31, 2016
	Assets/ (liabilities)	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	54	4	29	21	-	-
Commodity contracts	23	11	4	4	4	-
Emission rights	22	-	-	(1)	1	22
Total	99	15	33	24	5	22

	December 31, 2015
	Assets/ (liabilities)	(Expense)/income
	Carrying amount	3 months and less	3-6 months	6-12 months	1-2 years	More than 2 years
Foreign exchange contracts	10	(3)	11	2	-	-
Commodity contracts	(10)	(4)	(3)	(1)	(2)	-
Emission rights	86	(1)	-	-	87	-
Interest rate contracts	(14)	(1)	-	(1)	(6)	(6)
Total	72	(9)	8	-	79	(6)

During the year ended December 31, 2011 the Company entered into several forward exchange and options contracts related to the purchase of raw materials denominated in U.S. dollars. The program was unwound during the year ended December

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

31, 2011. As of December 31, 2013 the effective portion deferred in equity was €7 million (9), excluding deferred tax expense of €2 million (3), which was fully recycled to the consolidated statements of operations during the year ended December 31, 2014.

Net investment hedge

In December 2014, the Company entered into EUR/USD cross currency swaps (“CCS”) to hedge euro denominated net investment in foreign operations amounting to €303 million, and designated them as a net investment hedge. The EUR/USD CCS with a notional of 375 were unwound on January 14, 2016. A deferred gain of 83, net of a deferred tax expense of 24, will be recycled to the consolidated statements of operations when the hedged assets are disposed of. As of December 31, 2015, the CCS had a fair value gain of 85, net of a deferred tax expense of 25, which has been recorded in the consolidated statements of other comprehensive income for the year ended December 31, 2015. As of December 31, 2015, the fair value of the net investment hedge was included in other long term assets in the consolidated statements of financial position. The Company’s commitment to a bilateral cash collateral arrangement for a maximum of €150 million has been terminated upon unwinding of the CCS.

On May 27, 2015, the Company entered into additional EUR/USD CCS with a notional of 1,000 to hedge euro denominated net investment in foreign operations amounting to €918 million, and designated them as a net investment hedge. As of December 31, 2016 and 2015, the EUR/USD CCS have a fair value loss of 21, net of a deferred tax of 6, and a fair value loss of 24, net of a deferred tax of 7, respectively. Fair value movements have been recorded in the consolidated statements of other comprehensive income. The fair value of the net investment hedge is included in other long term obligations in the consolidated statements of financial position. The cross currency swap is classified into Level 2.

Net investment hedges are as follows:

	December 31, 2016
Derivatives	Notional amount	Date traded	Fair value at December 31, 2015	Change in fair value	Fair value as of December 31, 2016*
CCS 30Y	250	December 3, 2014	56	(56)	-
CCS 30Y	125	December 12, 2014	29	(29)	-
CCS 5Y	500	May 28, 2015	(7)	10	3
CCS 10Y	300	May 28, 2015	(10)	(4)	(14)
CCS 10Y	160	May 28, 2015	(6)	(2)	(8)
CCS 10Y	40	May 28, 2015	(1)	(1)	(2)
Total	1,375		61	(82)	(21)
* The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

	December 31, 2015
Derivatives	Notional amount	Date traded	Fair value at December 31, 2014	Change in fair value	Fair value as of December 31, 2015*
CCS 30Y	250	December 3, 2014	(3)	59	56
CCS 30Y	125	December 12, 2014	-	29	29
CCS 5Y	500	May 28, 2015	-	(7)	(7)
CCS 10Y	300	May 28, 2015	-	(10)	(10)
CCS 10Y	160	May 28, 2015	-	(6)	(6)
CCS 10Y	40	May 28, 2015	-	(1)	(1)
Total	1,375		(3)	64	61
* The net investment hedges were fully effective. As such, the change in fair value is entirely recorded in other comprehensive income.

Raw materials, freight, energy risks and emission rights

The Company uses financial instruments such as forward purchases or sales, options and swaps in order to manage the volatility of prices of certain raw materials, freight and energy. The Company is exposed to risks in fluctuations in prices of raw materials (including base metals such as zinc, nickel, aluminum, tin, copper and iron ore), freight and energy, both through the purchase of raw materials and through sales contracts.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Fair values of raw material, freight, energy and emission rights instruments categorized as Level 2 are as follows:
	December 31,
	2016	2015
Base metals	28	(15)
Freight	-	13
Energy (oil, gas, electricity)	(1)	(6)
Emission rights	(104)	(16)
Total	(77)	(24)

Derivative assets associated with raw materials, energy, freight and emission rights	82	35
Derivative liabilities associated with raw materials, energy, freight and emission rights	(159)	(59)
Total	(77)	(24)

ArcelorMittal consumes large amounts of raw materials (the prices of which are related to the London Metals Exchange price index, the Steel Index and Platts Index), ocean freight (the price of which is related to a Baltic Exchange Index), and energy (the prices of which are related to the New York Mercantile Exchange index, the Intercontinental Exchange index, the Powernext index and TTF). As a general matter, ArcelorMittal is exposed to price volatility with respect to its purchases in the spot market and under its long-term supply contracts. In accordance with its risk management policy, ArcelorMittal hedges a part of its exposure related to raw materials procurements.

Emission rights

Pursuant to the application of the European Directive 2003/87/EC of October 13, 2003, establishing a scheme for emission allowance trading, the Company enters into certain types of derivatives (mainly forward transactions and options) in order to implement its management policy for associated risks. As of December 31, 2016 and 2015, the Company had a net notional position of 420 with a net negative fair value of 104 and a net notional position of 391 with a net negative fair value of 16, respectively.

 Credit risk

The Company’s treasury department monitors various market data regarding the credit standings and overall reliability of the financial institutions for all countries where the Company’s subsidiaries operate. The choice of the financial institution for the financial transactions must be approved by the treasury department. Credit risk related to customers, customer credit terms and receivables are discussed in note 4.3.

Sensitivity analysis

Foreign currency sensitivity

The following tables detail the Company’s derivative financial instruments’ sensitivity to a 10% strengthening and a 10% weakening in the U.S. dollar against the euro. A positive number indicates an increase in profit or loss and other equity, where a negative number indicates a decrease in profit or loss and other equity.

The sensitivity analysis includes the Company’s complete portfolio of foreign currency derivatives outstanding. The impact on the non €/$ derivatives reflects the estimated move of such currency pairs, when the U.S. dollar appreciates or depreciates 10% against the euro, based on computations of correlations in the foreign exchange markets in 2016 and 2015.

	December 31, 2016
	Income	Other Equity
10% strengthening in U.S. dollar	(3)	377
10% weakening in U.S. dollar	6	(375)

	December 31, 2015
	Income	Other Equity
10% strengthening in U.S. dollar	(47)	367
10% weakening in U.S. dollar	65	(365)

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Cash flow sensitivity analysis for variable rate instruments

The following tables detail the Company’s variable interest rate instruments’ sensitivity. A change of 100 basis points (“bp”) in interest rates during the period would have increased (decreased) profit or loss by the amounts presented below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	December 31, 2016
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	11	-
100 bp decrease	(11)	-

	December 31, 2015
	Floating porting of net debt[1]	Interest Rate Swaps/Forward Rate Agreements
100 bp increase	23	1
100 bp decrease	(23)	(1)

1               Please refer to note 6.1.4 for a description of net debt (including fixed and floating portion)

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

	December 31, 2016
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	4	18
Iron Ore	(10)	1
Emission rights	-	32
Energy	(8)	1
-10% in prices
Base Metals	(3)	(18)
Iron Ore	10	(1)
Emission rights	-	(32)
Energy	8	(1)

	December 31, 2015
	Income	Other Equity Cash Flow Hedging Reserves
+10% in prices
Base Metals	17	2
Iron Ore	-	1
Freight	(1)	-
Emission rights	-	41
Energy	-	(4)
-10% in prices
Base Metals	(16)	(2)
Iron Ore	-	(1)
Freight	1	-
Emission rights	-	(41)
Energy	-	4

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

NOTE 7: PERSONNEL EXPENSES AND DEFERRED EMPLOYEE BENEFITS

7.1          Employees and key management personnel

As of December 31, 2016, ArcelorMittal had approximately 199,000 employees and the total annual compensation of ArcelorMittal’s employees in 2016, 2015 and 2014 was as follows:

	Year ended December 31,
	2016	2015	2014
Employee Information
Wages and salaries	7,675	8,392	9,839
Pension cost (excluding the United States new labor agreement) (see note 7.2)	124	237	216
Gain following new labor agreement in the United States (see note 7.2)	(832)	-	-
Other staff expenses	1,591	1,695	1,989
Total	8,558	10,324	12,044

As of January 1, 2016, the Group Management Board (“GMB”), ArcelorMittal’s former senior management, was replaced by the CEO Office supported  by six other Executive Officers. ArcelorMittal’s CEO Office is comprised by the CEO, Mr. Lakshmi N. Mittal and the CFO, Mr. Aditya Mittal. Together, the Executive Officers are responsible for the implementation of the Company strategy, overall management of the business and all operational decisions. The key management personnel compensation for 2016 reflects this new structure.

The total annual compensation of ArcelorMittal’s key management personnel (as described above for 2016), including its Board of Directors, expensed in 2016, 2015 and 2014 was as follows:

	Year ended December 31,
	2016	2015	2014
Base salary and directors fees	12	7	11
Short-term performance-related bonus	2	5	8
Post-employment benefits	1	-	1
Share based compensation	2	7	7

The fair value of the stock options granted and shares allocated based on Restricted Stock Unit (“RSU”) and Preference Stock Unit (“PSU”) plans to the ArcelorMittal’s key management personnel is recorded as an expense in the consolidated statements of operations over the relevant vesting periods.

As of December 31, 2016, 2015 and 2014, ArcelorMittal did not have outstanding any loans or advances to members of its Board of Directors or key management personnel, and, as of December 31, 2016, 2015 and 2014, ArcelorMittal had not given any guarantees for the benefit of any member of its Board of Directors or key management personnel.

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

Statements of Financial Position
Total deferred employee benefits including pension or other post-employment benefits, are as follows:
	December 31,
	2016	2015
Pension plan benefits	3,061	3,149
Other post-employment benefits	4,801	5,549
Early retirement benefits	279	357
Defined benefit liabilities	8,141	9,055
Termination benefits	156	161
Total	8,297	9,216

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The early retirement benefits and termination benefits are related mainly to European countries (Belgium, Spain, Germany and Luxembourg).

Pension Plans

  A summary of the significant defined benefit pension plans is as follows:

U.S.

ArcelorMittal USA’s Pension Plan is a non-contributory defined benefit plan covering approximately 14% of its employees. Certain non-represented salaried employees hired before 2003 receive pension benefits which are determined under a “Cash Balance” formula as an account balance which grows as a result of interest credits and of allocations based on a percentage of pay. Benefits for wage and salaried employees represented by a union are determined as a monthly benefit at retirement based on fixed rate and service. This plan is closed to new participants.

Represented employees hired after November 2005 and employees at locations which were acquired from International Steel Group Inc. receive defined pension benefits through a multi-employer pension plan that is accounted for as a defined contribution plan, due to the limited information made available to each of the 486 (as of December 31, 2015) different participating employers. On June 23, 2016, following the ratification by the United Steelworkers (“USW”) of a new labor agreement valid until September 1, 2018, ArcelorMittal change the contributions to the multi-employer plan  in the amount of $2.70  per contributory hour (retroactive to September 1, 2015) from $2.65. The contribution rate will increase by $0.05 each September 1 for the term of the contract.

Canada

The primary pension plans are those of ArcelorMittal Dofasco, AMMIC and ArcelorMittal Long Products Canada.

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

The AMMIC defined benefit plan provides salary related benefit for non-union employees and a flat dollar pension depending on an employee’s length of service for union employees. This plan was closed for new non-union hires on December 31, 2009 and replaced by a defined contribution pension plan with contributions related to age and service. In 2014, AMMIC communicated to its non-union employees who were still benefiting under the defined benefit plan that they would be transitioning to a defined contribution pension plan. Transition dates extend from January 1, 2015 to January 1, 2025 depending on the age and service of each member. This transition has no impact on the defined benefit obligation since it is with respect to future service only.

ArcelorMittal Long Products Canada sponsors several defined benefit and defined contribution pension plans for its various groups of employees, with most defined benefit plans closed to new entrants several years ago. The primary defined benefit pension plan sponsored by ArcelorMittal Long Products Canada provides certain unionized employees with a flat dollar pension depending on an employee’s length of service.

ArcelorMittal Long Products Canada entered into a six-year collective labor agreement during the third quarter of 2014 with its Contrecoeur-West union group. The defined benefit plan was closed to new hires. A new defined contribution type arrangement was established for new hires.

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

As from December 2015 new Belgian legislation modifies the minimum guaranteed rates of return applicable to Belgian Defined Contribution Plans. For insured plans, the rates of 3.25% on employer contributions and 3.75% on employee contributions will continue to apply to the accumulated pre-2016 contributions. For contributions paid as from January, 1, 2016, a new variable minimum guaranteed rate of return will apply. For 2016 the minimum guaranteed rate of return was 1.75% and this is also the best estimate for 2017.

On April 25, 2016, the Company agreed with unions in France to cap the annual indexation of the IRUS pension plan until 2026 and to pay a lump sum amount to cover the indexation obligation for subsequent years. These changes resulted in a gain of 96 recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

South Africa

Following an amendment of the rules of the ArcelorMittal South Africa Pension Fund (“the fund”) approved by the Financial Services Board on November 9, 2015 and effective April 1, 2015, AMSA has discontinued its participation in the fund  and therefore no longer has any legal or constructive obligation to ensure the funding of the plan. Accordingly, the related benefit obligation was settled and the plan assets and unrecoverable surplus were derecognized from the 2015 consolidated statements of financial position.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the reconciliation of defined benefit obligation (“DBO”), plan assets and statements of financial position.

	Year ended December 31, 2016
	Total	United States	Canada	Brazil	Europe	South Africa	Other
Change in benefit obligation
Benefit obligation at beginning of the period	9,883	3,623	2,928	495	2,601	17	219
Current service cost	112	31	25	2	50	-	4
Interest cost on DBO	406	151	125	66	52	1	11
Past service cost - Plan amendments	(80)	12	4	-	(96)	-	-
Plan participants’ contribution	4	-	1	1	2	-	-
Curtailments and settlements	(10)	-	-	-	(4)	-	(6)
Actuarial (gain) loss	388	71	65	82	170	(2)	2
Demographic assumptions	(12)	(21)	1	-	8	-	-
Financial assumptions	370	80	23	96	170	-	1
Experience adjustment	30	12	41	(14)	(8)	(2)	1
Benefits paid	(633)	(261)	(186)	(42)	(129)	(3)	(12)
Foreign currency exchange rate differences and other movements	(16)	-	91	100	(64)	2	(145)[1]
Benefit obligation at end of the period	10,054	3,627	3,053	704	2,582	15	73

Change in plan assets
Fair value of plan assets at beginning of the period	6,828	2,795	2,633	498	753	20	129
Interest income on plan assets	308	104	111	72	17	2	2
Return on plan assets greater/(less) than discount rate	273	126	91	30	24	2	-
Employer contribution	124	16	64	21	23	-	-
Plan participants’ contribution	4	-	1	1	2	-	-
Settlements	(4)	-	-	-	(4)	-	-
Benefits paid	(529)	(261)	(185)	(42)	(38)	(3)	-
Foreign currency exchange rate differences and other movements	44	(12)	80	104	-	3	(131)[1]
Fair value of plan assets at end of the period	7,048	2,768	2,795	684	777	24	-

Present value of the wholly or partly funded obligation	(8,730)	(3,593)	(3,040)	(703)	(1,379)	(15)	-
Fair value of plan assets	7,048	2,768	2,795	684	777	24	-
Net present value of the wholly or partly funded obligation	(1,682)	(825)	(245)	(19)	(602)	9	-
Present value of the unfunded obligation	(1,324)	(34)	(13)	(1)	(1,203)	-	(73)
Prepaid due to unrecoverable surpluses	(34)	-	(18)	(3)	(4)	(9)	-
Net amount recognized	(3,040)	(859)	(276)	(23)	(1,809)	-	(73)

Net assets related to funded obligations	21	-	18	-	3	-	-
Recognized liabilities	(3,061)	(859)	(294)	(23)	(1,812)	-	(73)

Change in unrecoverable surplus
Unrecoverable surplus at beginning of the period	(80)	-	(21)	(53)	(3)	(3)	-
Interest cost on unrecoverable surplus	(10)	-	(1)	(8)	-	(1)	-
Change in unrecoverable surplus in excess of interest	67	-	5	67	(1)	(4)	-
Exchange rates changes	(11)	-	(1)	(9)	-	(1)	-
Unrecoverable surplus at end of the period	(34)	-	(18)	(3)	(4)	(9)	-

[1] Includes the derecognition of the benefit obligation and plan assets in ArcelorMittal Point Lisas for 136 and 127, respectively.

		Year ended December 31, 2015
		Total	United States	Canada	Brazil	Europe	South Africa	Other
	Change in benefit obligation
	Benefit obligation at beginning of the period	11,859	3,935	3,623	733	2,723	587	258
	Current service cost	121	36	31	2	44	-	8
	Interest cost on DBO	419	150	126	66	49	11	17
	Past service cost - Plan amendments	4	-	1	-	2	1	-
	Plan participants’ contribution	3	-	1	1	-	-	1
	Curtailments and settlements	(513)	(2)	-	-	(1)	(510)	-
	Actuarial (gain) loss	(256)	(204)	(55)	(41)	30	2	12
	Demographic assumptions	(37)	(37)	(9)	(1)	10	-	-
	Financial assumptions	(291)	(150)	(77)	(23)	(44)	3	-
	Experience adjustment	72	(17)	31	(17)	64	(1)	12
	Benefits paid	(655)	(261)	(194)	(38)	(121)	(18)	(23)
	Foreign currency exchange rate differences and other movements	(1,099)	(31) [1]	(605)	(228)	(125) [2]	(56)	(54)
	Benefit obligation at end of the period	9,883	3,623	2,928	495	2,601	17	219

	Change in plan assets
	Fair value of plan assets at beginning of the period	8,348	3,026	3,144	688	645	714	131
	Interest income on plan assets	312	105	108	66	12	14	7
	Return on plan assets greater/(less) than discount rate	(182)	(117)	61	(19)	(6)	(94)	(7)
	Employer contribution	155	70	35	27	22	-	1
	Plan participants’ contribution	3	-	1	1	-	-	1
	Settlements	(512)	(2)	-	-	-	(510)	-
	Benefits paid	(543)	(256)	(193)	(38)	(32)	(18)	(6)
	Foreign currency exchange rate differences and other movements	(753)	(31) [1]	(523)	(227)	112 [2]	(86)	2
	Fair value of plan assets at end of the period	6,828	2,795	2,633	498	753	20	129

	Present value of the wholly or partly funded obligation	(8,500)	(3,597)	(2,915)	(493)	(1,338)	(17)	(140)
	Fair value of plan assets	6,828	2,795	2,633	498	753	20	129
	Net present value of the wholly or partly funded obligation	(1,672)	(802)	(282)	5	(585)	3	(11)
	Present value of the unfunded obligation	(1,383)	(26)	(13)	(2)	(1,263)	-	(79)
	Prepaid due to unrecoverable surpluses	(80)	-	(21)	(53)	(3)	(3)	-
	Net amount recognized	(3,135)	(828)	(316)	(50)	(1,851)	-	(90)

	Net assets related to funded obligations	14	-	14	-	-	-	-
	Recognized liabilities	(3,149)	(828)	(330)	(50)	(1,851)	-	(90)

	Change in unrecoverable surplus
	Unrecoverable surplus at beginning of the period	(205)	-	-	(75)	(3)	(127)	-
	Interest cost on unrecoverable surplus	(10)	-	-	(7)	-	(3)	-
	Change in unrecoverable surplus in excess of interest	81	-	(21)	4	-	98	-
	Exchange rates changes	54	-	-	25	-	29	-
	Unrecoverable surplus at end of the period	(80)	-	(21)	(53)	(3)	(3)	-

[1]	Includes a 29 and a 20 decrease in benefit obligation and plan assets, respectively, following the classification of LaPlace as held for sale at December 31, 2015.
[2]

Includes a 174 increase in benefit obligation and plan assets following the above mentioned change in Belgian legislation, resulting into minimum guaranteed benefits at the date of leaving or retirement and consequently the reclassification of Belgian defined contribution plans as defined benefit plans.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail the components of net periodic pension cost:

	Year ended December 31, 2016
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	South Africa	Others
Current service cost	112	31	25	2	50	-	4
Past service cost - Plan amendments	(80)	12	4	-	(96)	-	-
Past service cost - Curtailments	(6)	-	-	-	-	-	(6)
Net interest cost/(income) on net DB liability/(asset)	108	47	15	2	35	-	9
Total	134	90	44	4	(11)	-	7

	Year ended December 31, 2015
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	South Africa	Others
Current service cost	121	36	31	2	44	-	8
Past service cost - Plan amendments	4	-	1	-	2	1	-
Past service cost - Curtailments	(1)	-	-	-	(1)	-	-
Net interest cost/(income) on net DB liability/(asset)	117	45	18	7	37	-	10
Total	241	81	50	9	82	1	18

	Year ended December 31, 2014
Net periodic pension cost (benefit)	Total	United States	Canada	Brazil	Europe	South Africa	Others
Current service cost	128	41	35	4	38	-	10
Past service cost - Plan amendments	3	-	3	-	-	-	-
Past service cost - Curtailments and settlements	(2)	-	-	-	(2)	-	-
Net interest cost/(income) on net DB liability/(asset)	135	39	10	10	63	-	13
Total	264	80	48	14	99	-	23

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Other post-employment benefits

ArcelorMittal’s principal operating subsidiaries in the United States, Canada, Europe and certain other countries, provide other post-employment benefits (“OPEB”), including medical benefits and life insurance benefits, to retirees. Substantially all union-represented ArcelorMittal USA employees are covered under post-employment life insurance and medical benefit plans that require a level of cost share from retirees. The post-employment life insurance benefit formula used in the determination of post-employment benefit cost is primarily based on a specific amount for hourly employees. ArcelorMittal USA does not pre-fund most of these post-employment benefits.

On June 23, 2016, following the ratification by the United Steelworkers (“USW”) of a new labor agreement valid until September 1, 2018, ArcelorMittal performed a number of changes mainly related to healthcare post-employment benefits in its subsidiary ArcelorMittal USA. Also, in accordance with the new agreement, required payments into an existing Voluntary Employee Beneficiary Association (“VEBA”) trust were fixed at 5% of ArcelorMittal USA’s operating income of their separate financial statements after the first quarter of 2018. The changes resulted in a gain of 832 recorded in cost of sales in the statements of operations.

 The Company has significant assets mostly in the aforementioned VEBA post-employment benefit plan. These assets consist of 70% in fixed income and 30% in equities. The total fair value of the assets in the VEBA trust was 545 as of December 31, 2016.

Summary of changes in the other post-employment benefit obligation and changes in plan assets are as follows:

		Year ended December 31, 2016
		Total	United States	Canada	Europe	Others
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,251	4,995	573	516	167
	Current service cost	100	59	7	27	7
	Interest cost on DBO	249	203	25	12	9
	Past service cost - Plan amendments	(851)	(844)	(3)	(4)	-
	Plan participants’ contribution	18	18	-	-	-
	Actuarial (gain) loss	(48)	(62)	1	8	5
	Demographic assumptions	(184)	(154)	(32)	-	2
	Financial assumptions	189	160	23	14	(8)
	Experience adjustment	(53)	(68)	10	(6)	11
	Benefits paid	(323)	(240)	(31)	(40)	(12)
	Foreign currency exchange rate differences and other movements	4	54 [1]	20	(27)	(43)
	Benefit obligation at end of the period	5,400	4,183	592	492	133

	Change in plan assets
	Fair value of plan assets at beginning of the period	706	698	-	8	-
	Interest income on plan assets	26	26	-	-	-
	Return on plan assets greater/(less) than discount rate	5	4	-	1	-
	Employer contribution	86	86	-	-	-
	Plan participants’ contribution	18	18	-	-	-
	Benefits paid	(242)	(240)	-	(2)	-
	Fair value of plan assets at end of the period	599	592	-	7	-

	Present value of the wholly or partly funded obligation	(821)	(760)	-	(61)	-
	Fair value of plan assets	599	592	-	7	-
	Net present value of the wholly or partly funded obligation	(222)	(168)	-	(54)	-
	Present value of the unfunded obligation	(4,579)	(3,423)	(592)	(431)	(133)
	Net amount recognized	(4,801)	(3,591)	(592)	(485)	(133)

[1]	Includes a 53 increase in benefit obligation retained by the Company in respect of Steelton, which has been classified as held for sale at December 31, 2016 and 2015 (see note 2.3.2).

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

		Year ended December 31, 2015
		Total	United States	Canada	Europe	Others
	Change in benefit obligation
	Benefit obligation at beginning of the period	6,389	4,874	744	577	194
	Current service cost	96	50	9	28	9
	Interest cost on DBO	248	197	26	11	14
	Past service cost - Plan amendments	(2)	-	(2)	-	-
	Plan participants’ contribution	18	18	-	-	-
	Actuarial (gain) loss	132	171	(49)	7	3
	Demographic assumptions	(75)	(57)	(29)	13	(2)
	Financial assumptions	(159)	(139)	(15)	(10)	5
	Experience adjustment	366	367	(5)	4	-
	Benefits paid	(350)	(252)	(33)	(43)	(22)
	Termination benefits	6	6	-	-	-
	Foreign currency exchange rate differences and other movements	(286)	(69)[1]	(122)	(64)	(31)
	Benefit obligation at end of the period	6,251	4,995	573	516	167

	Change in plan assets
	Fair value of plan assets at beginning of the period	730	719	-	11	-
	Interest income on plan assets	28	28	-	-	-
	Return on plan assets greater/(less) than discount rate	(8)	(8)	-	-	-
	Employer contribution	191	191	-	-	-
	Plan participants’ contribution	18	18	-	-	-
	Benefits paid	(252)	(250)	-	(2)	-
	Foreign currency exchange rate differences and other movements	(1)	-	-	(1)	-
	Fair value of plan assets at end of the period	706	698	-	8	-

	Present value of the wholly or partly funded obligation	(1,452)	(1,388)	-	(64)	-
	Fair value of plan assets	706	698	-	8	-
	Net present value of the wholly or partly funded obligation	(746)	(690)	-	(56)	-
	Present value of the unfunded obligation	(4,799)	(3,607)	(573)	(452)	(167)
	Net amount recognized	(5,545)	(4,297)	(573)	(508)	(167)

	Net assets related to funded obligations	4	4	-	-	-
	Recognized liabilities	(5,549)	(4,301)	(573)	(508)	(167)

[1]	Other movements include Steelton for (69) in benefit obligations as has been classified held for sale in December 2015.

The following tables detail the components of net periodic other post-employment cost:

	Year ended December 31, 2016
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	100	59	7	27	7
Past service cost - Plan amendments	(851)	(844)	(3)	(4)	-
Net interest cost/(income) on net DB liability/(asset)	223	177	25	12	9
Actuarial (gains)/losses recognized during the year	1	-	-	1	-
Total	(527)	(608)	29	36	16

	Year ended December 31, 2015
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	96	50	9	28	9
Past service cost - Plan amendments	(2)	-	(2)	-	-
Cost of termination benefits	6	6	-	-	-
Net interest cost/(income) on net DB liability/(asset)	220	169	26	11	14
Actuarial (gains)/losses recognized during the year	(3)	-	-	(3)	-
Total	317	225	33	36	23

	Year ended December 31, 2014
Components of net periodic OPEB cost (benefit)	Total	United States	Canada	Europe	Others
Current service cost	82	39	10	23	10
Past service cost - Plan amendments	(17)	-	(17)	-	-
Past service cost - Curtailments	(6)	-	-	(6)	-
Net interest cost/(income) on net DB liability/(asset)	246	177	34	20	15
Actuarial (gains)/losses recognized during the year	22	-	-	22	-
Total	327	216	27	59	25

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following tables detail where the expense is recognized in the consolidated statements of operations:

	Year ended December 31,
	2016	2015	2014
Net periodic pension cost	134	241	264
Net periodic OPEB cost	(527)	317	327
Total	(393)	558	591

Cost of sales	(725)	197	158
Selling, general and administrative expenses	-	27	30
Financing costs - net	332	334	403
Total	(393)	558	591

Plan Assets

The weighted-average asset allocations for the funded defined benefit pension plans by asset category were as follows:

	December 31, 2016
	United States	Canada	Brazil	Europe	South Africa	Others
Equity Securities	50%	53%	-	3%	40%	-
- Asset classes that have a quoted market price in an active market	25%	46%	-	3%	40%	-
- Asset classes that do not have a quoted market price in an active market	25%	7%	-	-	-	-
Fixed Income Securities (including cash)	37%	47%	98%	72%	50%	-
- Asset classes that have a quoted market price in an active market	2%	35%	98%	71%	50%	-
- Asset classes that do not have a quoted market price in an active market	35%	12%	-	1%	-	-
Real Estate	4%	-	1%	-	2%	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	2%	-
- Asset classes that do not have a quoted market price in an active market	4%	-	1%	-	-	-
Other	9%	-	1%	25%	8%	-
- Asset classes that have a quoted market price in an active market	-	-	1%	5%	8%	-
- Asset classes that do not have a quoted market price in an active market	9%	-	-	20%	-	-
Total	100%	100%	100%	100%	100%	-

	December 31, 2015
	United States	Canada	Brazil	Europe	South Africa	Others
Equity Securities	46%	52%	3%	5%	27%	44%
- Asset classes that have a quoted market price in an active market	24%	45%	3%	4%	27%	10%
- Asset classes that do not have a quoted market price in an active market	22%	7%	-	1%	-	34%
Fixed Income Securities (including cash)	38%	46%	95%	85%	61%	55%
- Asset classes that have a quoted market price in an active market	5%	40%	95%	84%	61%	4%
- Asset classes that do not have a quoted market price in an active market	33%	6%	-	1%	-	51%
Real Estate	-	-	1%	-	2%	-
- Asset classes that have a quoted market price in an active market	-	-	-	-	2%	-
- Asset classes that do not have a quoted market price in an active market	-	-	1%	-	-	-
Other	16%	2%	1%	10%	10%	1%
- Asset classes that have a quoted market price in an active market	-	2%	1%	7%	10%	-
- Asset classes that do not have a quoted market price in an active market	16%	-	-	3%	-	1%
Total	100%	100%	100%	100%	100%	100%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

These assets include investments in ArcelorMittal stock of approximately 2, but not in property or other assets occupied or used by ArcelorMittal. These assets may also include ArcelorMittal shares held by mutual fund investments. The invested assets produced an actual return of 612 and 150 in 2016 and 2015, respectively.

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

	December 31, 2016
	United States	Canada	Brazil	Europe	South Africa
Equity Securities	47%	52%	2%	4%	38%
Fixed Income Securities (including cash)	37%	48%	91%	71%	51%
Real Estate	4%	-	3%	-	4%
Other	12%	-	4%	25%	7%
Total	100%	100%	100%	100%	100%

Assumptions used to determine benefit obligations at December 31,

	Pension Plans			Other Post-employment Benefits
	2016	2015	2014	2016	2015	2014
Discount rate
Range	1.60% - 16%	2.05% - 17%	1.90% - 17%	0.9% - 7.65%	0.9% - 30%	1.80% - 25%
Weighted average	3.92%	4.21%	4.29%	4.19%	4.49%	4.05%
Rate of compensation increase
Range	1.80% - 10%	2% - 11%	2% - 11%	2% - 32%	2% - 27%	2% - 21%
Weighted average	3.11%	3.11%	3.40%	3.38%	3.98%	3.64%

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Healthcare Cost Trend Rate

	Other Post-employment Benefits
	2016	2015	2014
Healthcare cost trend rate assumed
Range	1.80% - 5.60%	2% - 7%	2% - 5.30%
Weighted average	4.51%	4.75%	4.80%

Cash contributions and maturity profile of the plans

In 2017, the Company is expecting its cash contributions to amount to 348 for pension plans, 158 for other post-employment benefits plans, 106 for defined contribution plans and 70 for United States multi-employer plans. Cash contributions to defined contribution plans and to United States multi-employer plans sponsored by the Company, were respectively 95 and 66 in 2016.

At December 31, 2016, the weighted average duration of the liabilities related to the pension and other post-employment benefits plans were 11 years (2015: 12 years) and 13 years (2015: 14 years), respectively.

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

Assumptions regarding future mortality rates have been set considering published statistics and where possible, ArcelorMittal’s own population’s experience. In 2016, the current longevities at retirement underlying the values of the defined benefit obligation were approximately 22 years.

In 2014, the Society of Actuaries published new mortality base tables and new mortality improvement scales in the United States.  Use of these new mortality assumptions resulted in increasing the pension and OPEB defined benefit obligations by 85 and 271, respectively. In 2015, the Society of Actuaries updated the mortality projection scale, which resulted in decreasing the pension and OPEB defined benefit obligations by 36 and 57, respectively.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Healthcare cost trend rate

The majority of the OPEB plans’ benefit obligations are linked to the change in the cost of various health care components. Future healthcare cost will vary based on several factors including price inflation, utilization rate, technology advances, cost shifting and cost containing mechanisms. A higher healthcare cost trend would lead to higher OPEB plan benefit obligations.

In 2015, the healthcare cost trend rate assumption in the United States was adjusted, which resulted in increasing the OPEB defined benefit obligations by 232. Additionally recent experience, which is starting point for projecting future costs, was unfavorable, resulting in increasing the OPEB defined benefit obligations by an additional 301.

Multi-employer plans

ArcelorMittal participates in one material multi-employer pension plan in the United States. Under multi-employer plans, several participating employers make contributions into a pension plan. The assets of the plan are not limited to the participants of a particular employer. If an employer is unable to make required contributions to the plan, any unfunded obligations may be borne by the remaining employers. Additionally, if an employer withdraws from the plan, it may be required to pay an amount based on the underfunded status of the plan. As of December 31, 2015, which is the latest period for which information is available, the multi-employer pension plan had a total actuarial liability of 4,687 and assets with market value of 3,875 for a funded ratio of about 83%. ArcelorMittal represented roughly 28% of total contributions made to the plan in the past three years.

Sensitivity analysis

The following information illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s pension plans (as of December 31, 2016, the defined benefit obligation for pension plans was 10,054):

	Effect on 2017 Pre-Tax Pension Expense (sum of service cost and interest cost)	Effect of December 31, 2016 DBO
Change in assumption
100 basis points decrease in discount rate	(44)	1,212
100 basis points increase in discount rate	32	(1,009)
100 basis points decrease in rate of compensation	(11)	(154)
100 basis points increase in rate of compensation	13	169
1 year increase of the expected life of the beneficiaries	10	231

The following table illustrates the sensitivity to a change of the significant actuarial assumptions related to ArcelorMittal’s OPEB plans (as of December 31, 2016 the defined benefit obligation for post-employment benefit plans was 5,400):

	Effect on 2017 Pre-Tax OPEB Expense (sum of service cost and interest cost)	Effect of December 31, 2016 DBO
Change in assumption
100 basis points decrease in discount rate	(1)	795
100 basis points increase in discount rate	-	(651)
100 basis points decrease in healthcare cost trend rate	(43)	(613)
100 basis points increase in healthcare cost trend rate	53	706
1 year increase of the expected life of the beneficiaries	9	177

The above sensitivities reflect the effect of changing one assumption at a time. Actual economic factors and conditions often affect multiple assumptions simultaneously, and the effects of changes in key assumptions are not necessarily linear.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

7.3          Share-based payments

ArcelorMittal issues equity-settled share-based payments to certain employees, including stock options, restricted share units and performance share units. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Company’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. For stock options, restricted share units and performance share units, fair value is measured using the Black-Scholes-Merton pricing model and the market value of the shares at the date of the grant after deduction of dividend payments during the vesting period, respectively. Where the fair value calculation requires modeling of the Company’s performance against other market index fair value is measured using the Monte Carlo pricing model to estimate the forecasted target performance goal for the company and its peer companies. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility. For the restricted share units and performance share units, the fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions.

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

No options were granted during the years ended December 31, 2016, 2015 and 2014.

The compensation expense recognized for stock option plans was nil for each of the years ended December 31, 2016, 2015, and 2014.

Option activity with respect to ArcelorMittal Shares and ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2016, 2015, and 2014:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2013	21,563,626	21.14 – 78.44	48.31
Expired	(1,486,360)	27.31– 78.44	48.96
Outstanding, December 31, 2014	20,077,266	21.14 – 78.44	48.26
Expired	(2,885,194)	27.31– 78.44	41.75
Outstanding, December 31, 2015	17,192,072	21.14 – 78.44	49.35
Expired	(3,144,752)	30.66– 78.44	41.72
Outstanding, December 31, 2016	14,047,320	21.14 – 78.44	51.06

Exercisable, December 31, 2014	20,077,266	21.14 – 78.44	48.26
Exercisable, December 31, 2015	17,192,072	21.14 – 78.44	49.35
Exercisable, December 31, 2016	14,047,320	21.14 – 78.44	51.06

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes information about total stock options of the Company outstanding as of December 31, 2016:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$30.66	3,834,250	3.59	3,834,250	August 3, 2020
36.38	3,647,250	2.59	3,647,250	August 4, 2019
21.14	2,585	1.86	2,585	November 10, 2018
78.44	3,803,000	1.60	3,803,000	August 5, 2018
70.81	5,000	0.95	5,000	December 11, 2017
61.09	2,755,235	0.59	2,755,235	August 2, 2017
$21.14 – $78.44	14,047,320	2.20	14,047,320

Long-Term Incentives: Equity-Based Incentives (Share Unit Plans)

On May 10, 2011, the annual general meeting of shareholders approved the ArcelorMittal Equity Incentive Plan, a new equity-based incentive plan that replaced the Global Stock Option Plan. The ArcelorMittal Equity Incentive Plan is intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company. The ArcelorMittal Equity Incentive Plan provides for the grant of RSUs and PSUs to eligible Company employees (including the Executive Officers) and is designed to incentivize employees, improve the Company’s long-term performance and retain key employees. On May 8, 2013, the annual general meeting of shareholders approved the GMB PSU Plan, which provides for the grant of PSUs to GMB members (and is now applicable to the CEO Office). Until the introduction of the GMB PSU Plan in 2013, GMB members were eligible to receive RSUs and PSUs under the ArcelorMittal Equity Incentive Plan. In 2016, a special grant was approved in order to align the grant with the strategic plan put in place by ArcelorMittal.

The maximum number of PSUs (and RSUs previously) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 4, 2016 approved the maximum to be granted until the next annual shareholders’ meeting. For the period from the May 2016 annual general shareholders’ meeting to the May 2017 annual general shareholders’ meeting, a maximum of 30,000,000 PSUs may be allocated to eligible employees under the ArcelorMittal Equity Incentive Plan and the GMB PSU Plan combined.

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

The grant of PSUs under the ArcelorMittal Equity Incentive Plan aims to serve as an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards in connection with PSUs are subject to the fulfillment of cumulative performance criteria over a three year period from the date of the PSU grant. The employees eligible to receive PSUs are a sub-set of the group of employees eligible to receive RSUs. The target group for PSU grants initially included the Chief Executive Officer and the other GMB members. However, from 2013 onwards, the Chief Executive Officer and other GMB members (and in 2016, the CEO Office) received PSU grants only under the GMB PSU Plan instead of the ArcelorMittal Equity Incentive Plan.

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

In 2016, in order to ensure achievement of the Action 2020, ArcelorMittal made a special grant (“Special Grant”) to qualifying employees (including Executive Officers), instead of the standard grant. The value of the Special Grant at grant date is based generally on a specified percentage of the base salary depending on the position of the employee at grant date. The vesting is subject to continued active employment with the ArcelorMittal group and to yearly performance of ROCE targets and other

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

strategic objectives within the Business Units. The Special Grant has been split into two parts: a target grant which will vest if the performance is at target and an over-performance grant which will vest if the performance is at 120% or above. Any PSU gives the right to maximum one ArcelorMittal Share at vesting.

The Special Grant provides for a vesting in two parts:

-   50% would vest after three years (in 2019, “PSU I”) and,

-   50% would vest after five years (in 2021, “PSU II”)

The allocation of PSUs to eligible employees under ArcelorMittal Equity Incentive Plan has been reviewed by the Appointments, Remuneration & Corporate Governance Committee, comprised of three independent directors, which makes a recommendation to the full Board of Directors. The Committee has also decided the criteria for granting PSUs and made its recommendation to the Board of Directors. These criteria are based on the principle of rewarding for performance upon the achievement of clear and measurable metrics for shareholder value creation.

PSU plan for CEO Office (formally GMB PSU Plan)

The GMB PSU Plan was designed to enhance the long-term performance of the Company and align the members of the GMB to the Company’s objectives. The GMB PSU Plan is now applicable to the CEO Office. This PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of this PSU Plan is to be an effective performance-enhancing scheme for members based on the achievement of ArcelorMittal’s strategy aimed at creating a measurable long-term shareholder value.

The members of the CEO Office will be eligible for PSU grants. This PSU Plan provides for cliff vesting on the third year anniversary of the grant date, under the condition that the relevant CEO Office member continues to be actively employed by the ArcelorMittal group on that date. If the CEO Office member is retired on that date or in case of an early retirement by mutual consent, the relevant CEO Office member will not automatically forfeit PSUs and pro rata vesting will be considered at the end of the vesting period at the sole discretion of the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors. Awards under this PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The value of the grant at grant date will equal one year of base salary for the Chief Executive Officer and 80% of base salary for other executive officers. Each PSU may give the right to up to two shares of the Company in 2013, and each PSU from the 2014 grant may convey the right to up to one and a half shares.

In order to ensure achievement of the Action 2020 specifically by the CEO Office, ArcelorMittal made a special grant in 2016 instead of the standard grant. The value of this special grant at grant date equaled 150% of the base salary for the CEO Office members. According to this special grant, each member of the CEO Office was eligible for Performance Share Unit (“PSU”) grants under the PSU plan for CEO Office. Awards under the Special Grant are subject to the fulfillment of cumulative performance criteria: 50% would vest after three years (in 2020, “CEO PSU I”) and 50% would vest after five years (in 2022, “CEO PSU II”). 50% of the PSUs granted to each member of the CEO Office is eligible to vest based on the Company’s Total Shareholder Return (“TSR”) defined as the share price at the end of period minus the share price at start of period plus any dividend paid divided by the share price at the start of the period. “Start of period” and “end of period” will be defined by the Appointments, Remuneration & Corporate Governance Committee of the Board of Directors. The TSR will then be compared with the TSR of a peer group of companies and the TSR of the companies forming the S&P 500 index, each counting for half of the weighting.

• For 25% of PSUs, performance is compared to the peer group. The percentage of PSUs vesting will be 50% for achieving 100% of the median TSR and 100% for achieving 120% of the median TSR. None of the PSUs will vest if the Company’s TSR performance is below 100% of that of the peer group.

• For 25% of PSUs, performance is compared to the median of the S&P 500 companies. The percentage of PSUs vesting will be 50% for achieving performance equal to 100% of the index performance of the S&P 500 companies and 100% for achieving a performance 2% better than the index per annum over performance. None of the PSUs will vest if the Company’s TSR performance is below 100% of index performance of the S&P 500 companies.

The other 50% of the criteria to be met to trigger vesting of the PSUs is based on the development of Earnings Per Share (EPS), defined as the amount of earnings per share outstanding compared to a peer group of companies. The percentage of PSUs vesting will be 50% for achievement of 100% of the median EPS, 100% for achieving 120% of the median EPS.

The allocation of PSUs to eligible CEO Office members is reviewed by the ARCG Committee of the Board of Directors, which is comprised of three independent directors, and which makes a proposal and recommendation to the full Board of Directors. The vesting criteria of the PSUs are also monitored by the ARCG Committee.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The following table summarizes the Company’s share unit plans outstanding as of December 31, 2016:

At Grant date						Number of shares as of December 31, 2016
Grant date	Type of plan	Number of shares	Number of beneficiaries	Maturity	Fair value per share	Shares outstanding	Shares exited	Shares forfeited
June 30, 2016	PSU II	10,417,065	554	January 1, 2021	4.39	10,230,765	-	186,300
June 30, 2016	CEO PSU II	459,805	2	January 1, 2022	5.54	459,805	-	-
June 30, 2016	PSU I	10,417,065	554	January 1, 2019	4.58	10,230,765	-	186,300
June 30, 2016	CEO PSU I	459,806	2	January 1, 2020	3.56	459,806	-	-
December 18, 2015	PSU	887,643	322	January 1, 2019	3.83	799,343	-	88,300
December 18, 2015	RSU	1,105,361	576	December 18, 2018	3.83	991,555	2,071	111,735
June 30, 2015	GMB PSU	464,305	4	June 30, 2018	8.53	464,305	-	-
December 17, 2014	PSU	979,870	353	January 1, 2018	10.28	786,570	-	193,300
December 17, 2014	RSU	1,173,910	620	December 17, 2017	10.28	958,804	8,808	206,298
June 27, 2014	GMB PSU	843,376	6	June 27, 2017	16.85	328,024	-	515,352
September 27, 2013	PSU	504,075	384	January 1, 2017	13.17	358,695	-	145,380
Total		27,712,281			$3.56– $16.85	26,068,437	10,879	1,632,965

The compensation expenses recognized for RSUs and PSUs were immaterial for the years ended December 31, 2016, 2015 and 2014.

Share unit plan activity is summarized below as of and for each year ended December 31, 2016, 2015 and 2014:

	Restricted share unit (RSU)		Performance share unit (PSU)
	Number of shares	Fair value per share	Number of shares	Fair value per share
Outstanding, December 31, 2013	3,243,666	13.36	1,527,147	15.03
Granted	1,173,910	10.28	1,823,246	13.32
Exited	(777,252)	14.43	–	–
Forfeited	(230,718)	13.27	(90,215)	14.27
Outstanding, December 31, 2014	3,409,606	12.06	3,260,178	14.10
Granted	1,105,361	3.83	1,351,948	5.44
Exited	(321,980)	14.30	(24,721)	16.87
Forfeited	(231,809)	11.90	(475,834)	15.20
Outstanding, December 31, 2015	3,961,178	9.59	4,111,571	11.11
Granted *	-	-	21,758,442	4.49
Exited	(1,693,700)	12.75	(59,443)	12.37
Forfeited	(317,119)	8.71	(1,692,492)	12.59
Outstanding, December 31, 2016	1,950,359	7.00	24,118,078	5.03
* Including 4,701 over-performance shares granted for the targets achievement of the PSU grant March 29, 2013

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

Environmental costs that relate to current operations or to an existing condition caused by past operations, and which do not contribute to future revenue generation or cost reduction, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reliably estimated based on ongoing engineering studies, discussions with the environmental authorities and other assumptions relevant to the nature and extent of the remediation that may be required. The ultimate cost to ArcelorMittal is dependent upon factors beyond its control such as the scope and methodology of the remedial action requirements to be established by environmental and public health authorities, new laws or government regulations, rapidly changing technology and the outcome of any potential related litigation. Environmental liabilities are discounted if the aggregate amount of the obligation and the amount and timing of the cash payments are fixed or reliably determinable.

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

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Consequently, for a large number of these claims, ArcelorMittal is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, ArcelorMittal has disclosed information with respect to the nature of the contingency. ArcelorMittal has not accrued a provision for the potential outcome of these cases.

In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

8.1          Provisions overview

The movements of provisions were as follows:

	Balance at December 31, 2014	Additions (*)	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2015
Environmental (see note 8.2)	855	35	(96)	(97)	697
Asset retirement obligations (see note 8.2)	305	26	(5)	(29)	297
Site restoration	46	37	(23)	4	64
Staff related obligations	190	56	(36)	(43)	167
Voluntary separation plans	153	48	(83)	(21)	97
Litigation and other (see note 8.2)	758	162	(329)	(128) [1]	463
Tax claims	271	22	(36)	(68)	189
Other legal claims	289	140	(100)	(60)	269
Other unasserted claims	198	-	(193) [2]	-	5
Commercial agreements and onerous contracts	122	245	(81)	(13)	273
Other	182	53	(63)	(26)	146
	2,611	662	(716)	(353)	2,204
Short-term provisions	1,024				770
Long-term provisions	1,587				1,434
	2,611				2,204

	Balance at December 31, 2015	Additions (*)	Deductions/ Payments	Effects of foreign exchange and other movements	Balance at December 31, 2016
Environmental (see note 8.2)	697	108	(65)	5	745
Asset retirement obligations (see note 8.2)	297	70	(4)	(5)	358
Site restoration	64	8	(20)	(9)	43
Staff related obligations	167	48	(63)	16	168
Voluntary separation plans	97	25	(68)	25	79
Litigation and other (see note 8.2)	463	66	(71)	(45)	413
Tax claims	189	20	(22)	24	211
Other legal claims	269	46	(44)	(69) [3]	202
Other unasserted claims	5	-	(5) [2]	-	-
Commercial agreements and onerous contracts	273	18	(254) [4]	(11)	26
Other	146	31	(51)	(11)	115
	2,204	374	(596)	(35)	1,947
Short-term provisions	770				426
Long-term provisions	1,434				1,521
	2,204				1,947

(*) Additions exclude provisions written back or utilized during the same year.
[1] Effects of foreign exchange and other movements in 2015 are mainly related to the appreciation of USD against local currencies primarily in Brazil (104).

[2] The provision presented as “Other unasserted claims” relates to a commercial dispute in respect of which no legal action has commenced.

The Company recognized a release of 193 and 5 in 2015 and 2016, respectively.

3 On November 16, 2016, upon settlement of the competition commission case in South Africa, the provision of 84 recorded for this case was reclassified to "other long-term obligations" (65) and "Accrued expenses and other liabilities" (19).

[4] Deductions and payments for commercial agreements and onerous contracts reflect the increase in prices for raw materials and steel prices.

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

The provision for onerous contracts in 2016 mainly includes onerous hot and cold rolled contracts in the United States.

Other mainly includes provisions for technical warranties and guarantees.

8.2 Environmental liabilities and legal proceedings

Environmental Liabilities

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment at its multiple locations and operating subsidiaries. As of December 31, 2016, excluding asset retirement obligations, ArcelorMittal had established provisions of 745 for environmental remedial activities and liabilities. The provisions for all operations by geographic area were 414 in Europe, 161 in the United States, 142 in South Africa and 29 in Canada. In addition, ArcelorMittal and the previous owners of its facilities have expended substantial amounts to achieve or maintain ongoing compliance with applicable environmental laws and regulations. ArcelorMittal expects to continue to expend resources in this respect in the future.

United States

ArcelorMittal’s operations in the United States have environmental provisions of 161 (exclusive of asset retirement obligations) to address existing environmental liabilities, of which 14 is expected to be spent in 2017. The environmental provisions principally relate to the investigation, monitoring and remediation of soil and groundwater at ArcelorMittal’s current and former facilities. ArcelorMittal USA continues to have significant environmental provisions relating to investigation and remediation at Indiana Harbor East, Lackawanna, and its closed mining operations in southwestern Pennsylvania. ArcelorMittal USA’s environmental provisions also include 46, with anticipated spending of 3 during 2017, to specifically address the removal and disposal of asbestos-containing materials and polychlorinated biphenyls (“PCBs”).

 All of ArcelorMittal’s major operating and former operating sites in the United States are or may be subject to a corrective action program or other laws and regulations relating to environmental remediation, including projects relating to the reclamation of industrial properties. In some cases, soil or groundwater contamination requiring remediation is present at both currently operating and historical sites where ArcelorMittal has a continuing obligation. In other cases, we are required to conduct studies to determine the extent of contamination, if any, that exists at these sites.

In 1990, ArcelorMittal USA’s Indiana Harbor East facility was party to a lawsuit filed by the United States Environmental Protection Agency (the “EPA”) under the United States Resource Conservation and Recovery Act (“RCRA”). In 1993, Inland Steel Company (predecessor to ArcelorMittal USA) entered into a Consent Decree, which, among other things, requires facility-wide RCRA Corrective Action and sediment assessment and remediation in the adjacent Indiana Harbor Ship Canal. In 2012, ArcelorMittal USA entered into a Consent Decree Amendment to the 1993 Consent Decree defining the objectives for limited sediment assessment and remediation of a small portion of the Indiana Harbor Ship Canal. The provisions for environmental liabilities include approximately 10 for such sediment assessment and remediation, and 5 for RCRA Corrective Action at the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Indiana Harbor East facility itself. Remediation ultimately may be necessary for other contamination that may be present at Indiana Harbor East, but the potential costs of any such remediation cannot yet be reasonably estimated.

ArcelorMittal USA’s properties in Lackawanna, New York are subject to an Administrative Order on Consent with the EPA requiring facility-wide RCRA Corrective Action. The Administrative Order, entered into in 1990 by the former owner, Bethlehem Steel, requires the Company to perform a Remedial Facilities Investigation (“RFI”) and a Corrective Measures Study, to implement appropriate interim and final remedial measures, and to perform required post-remedial closure activities. In 2006, the New York State Department of Environmental Conservation and the EPA conditionally approved the RFI. ArcelorMittal USA has executed Orders on Consent to perform certain interim corrective measures while advancing the Corrective Measures Study. These include installation and operation of a ground water treatment system and dredging of a local waterway known as Smokes Creek. A Corrective Measure Order on Consent was executed in 2009 for other site remediation activities. ArcelorMittal USA’s provisions for environmental liabilities include approximately 36 for anticipated remediation and post-remediation activities at this site. The provisioned amount is based on the extent of soil and groundwater contamination identified by the RFI and the remedial measures likely to be required, including excavation and consolidation of containment structures in an on-site landfill and continuation of groundwater pump and treatment systems.

ArcelorMittal USA is required to prevent acid mine drainage from discharging to surface waters at its closed mining operations in southwestern Pennsylvania. In 2003, ArcelorMittal USA entered into a Consent Order and Agreement with the Pennsylvania Department of Environmental Protection (the “PaDEP”) requiring submission of a plan to improve treatment facility operations and lower long-term wastewater treatment costs. In 2004, ArcelorMittal USA entered into a revised Consent Order and Agreement outlining a schedule for implementation of capital improvements and requiring the establishment of a treatment trust, estimated by the PaDEP to be the net present value of all future treatment cost. ArcelorMittal USA has been funding the treatment trust, and will continue to do so until the PaDEP target value is achieved. This target value is based on average spending over the last three years. The trust had a market value of 41 as of December 31, 2016. Once fully funded, ArcelorMittal can be reimbursed from the fund for the continuing cost of treatment of acid mine drainage. ArcelorMittal USA’s provisions for environmental liabilities include approximately 30 for this matter.

On August 8, 2006, the United States EPA Region V issued ArcelorMittal USA’s Burns Harbor, Indiana facility a Notice of Violation (“NOV”) alleging multiple violations of the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) air permit requirements, based on alleged failures by Bethlehem Steel dating back to early 1994. Based on recent court decisions and ongoing negotiations with the United States EPA, it is very likely that the United States EPA will not enforce the alleged PSD permit violations by Bethlehem Steel against ArcelorMittal USA. The United States EPA Region V also conducted a series of inspections and issued information requests under the Federal Clean Air Act relating to the Burns Harbor, Indiana Harbor and Cleveland facilities. Some of the EPA’s information requests and subsequent allegations relate to recent operations while others relate to historical actions under former facility owners that occurred several years ago. In October 2011, the United States EPA issued NOVs to Indiana Harbor West, Indiana Harbor East, Indiana Harbor Long Carbon, Burns Harbor and Cleveland alleging operational noncompliance based primarily on self-reported Title V permit concerns. Comprehensive settlement discussions with the United States EPA and affected state agencies involving all of the NOVs are ongoing and a comprehensive settlement with the United States EPA, which is anticipated to encompass self-reported non-compliance through at least December 31, 2015, is being finalized with execution anticipated in 2017. The settlement will include payment of penalties and injunctive relief. Efforts to mitigate the total penalty to be paid by proposing a supplemental environmental proposal are also being pursued. Liabilities associated with a comprehensive settlement are estimated at 12.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In 2014, the ArcelorMittal Monessen coke plant was re-started after having been idled since 2008. Since re-start, state regulatory authorities (“PADEP”) issued numerous NOVs, the majority of which concern Clean Air Act violations. United States EPA Region 3 also issued an NOV and, in addition, issued an information request seeking detailed testing and information concerning air compliance related issues. PADEP issued a proposed penalty assessment of 1 for alleged violations occurring from April 2014 through May 2015. Additional penalties are being negotiated as part of comprehensive Consent Decree negotiations with PADEP and United States EPA enforcement officials. A Citizens Suit was filed by a local environmental group, Penn Environment, under the Clean Air Act alleging that local residents were being impacted by many of the issues reflected in the outstanding NOVs. Penn Environment is seeking penalties and injunctive relief.  The litigation was stayed in 2016 and Penn Environment is participating in the Consent Decree negotiations.

Europe

Environmental provisions for ArcelorMittal’s operations in Europe total 414 and are mainly related to the investigation and remediation of environmental contamination at current and former operating sites in France (77), Belgium (220), Luxembourg (50), Poland (25), Germany (22), Czech Republic (8) and Spain (5). This investigation and remediation work relates to various matters such as decontamination of water discharges, waste disposal, cleaning water ponds and remediation activities that involve the clean-up of soil and groundwater. These provisions also relate to human health protection measures such as fire prevention and additional contamination prevention measures to comply with local health and safety regulations.

France

In France, there is an environmental provision of 77, principally relating to the remediation of former sites, including several coke plants, and the capping and monitoring of landfills or basins previously used for residues and secondary materials. The remediation of the coke plants concerns mainly the Thionville, Moyeuvre Grande, Homecourt, Hagondange and Micheville sites, and is related to treatment of soil and groundwater. At Moyeuvre Petite, the recovery of the slag is almost complete and ArcelorMittal is responsible for closure and final rehabilitation of the site. At other sites, ArcelorMittal is responsible for monitoring the concentration of heavy metals in soil and groundwater. Provisions in France also cover the legal site obligations linked to the closure of the steel plant and rolling mill at Gandrange as well as of the wire mill in Lens.

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

Belgium

In Belgium, there is an environmental provision of 220 of which the most significant elements are legal site remediation obligations linked to the closure of the primary installations at ArcelorMittal Belgium (Liège). The provisions also concern the external recovery and disposal of waste, residues or by-products that cannot be recovered internally on the ArcelorMittal Gent and Liège sites and the removal and disposal of asbestos-containing material.

Luxembourg

In Luxembourg, there is an environmental provision of approximately 50, which relates to the post-closure monitoring and remediation of former production sites, waste disposal areas, slag deposits and mining sites.

In 2007, ArcelorMittal Luxembourg sold the former Ehlerange slag deposit (93 hectares) to the State of Luxembourg. ArcelorMittal Luxembourg is contractually liable to clean the site and move approximately 530,000 cubic meters of material to other sites. ArcelorMittal Luxembourg also has an environmental provision to secure, stabilize and conduct waterproofing treatment on mining galleries and entrances and various dumping areas in Monderçange, Differdange and Dommeldange. The environmental provision also relates to elimination of blast furnace dust and remediation of the soil to accommodate the expansion of the city of Esch-sur-Alzette. Other environmental provisions concern the cleaning of the Belval Blast Furnace water pond and former production sites. A provision of approximately 41 covers these obligations.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal Belval and Differdange has an environmental provision of approximately 7 to clean historical landfills in order to meet the requirements of the Luxembourg Environment Administration.

ArcelorMittal Bissen & Bettembourg has an environmental provision of approximately 2 to clean historical impact of former activity to meet the legal obligations.

Poland

ArcelorMittal Poland S.A.’s environmental provision of 25 mainly relates to the obligation to reclaim a landfill site and to dispose of the residues which cannot be internally recycled or externally recovered. The provision also concerns the storage and disposal of iron-bearing sludge which cannot be reused in the manufacturing process.

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

South Africa

AMSA has environmental provisions of approximately 142 to be used over 12 years, mainly relating to environmental remediation obligations attributable to historical or legacy settling/evaporation dams and waste disposal activities. An important determinant in the final timing of the remediation work relates to the obtaining of the necessary environmental authorizations.

Approximately 30 of the provision relates to the decommissioned Pretoria Works site. This site is in a state of partial decommissioning and rehabilitation with one coke battery and a small-sections rolling facility still in operation. AMSA is in the process of transforming this old plant into an industrial hub for light industry, a process that commenced in the late 1990s. Particular effort is directed to landfill sites, with sales of slag from legacy disposal sites to vendors in the construction industry continuing unabated and encouraging progress being made at the Mooiplaats site. However, remediation actions for these sites are long-term in nature due to a complex legal process that needs to be followed.

The Vanderbijlpark Works site, which is the main flat carbon steel operation of the South Africa unit and has been in operation for more than 72 years, contains a number of legacy facilities and areas requiring remediation. The remediation entails the implementation of rehabilitation and decontamination measures of waste disposal sites, waste water dams, ground water and historically contaminated open areas. Approximately 21 of the provision is allocated to this site.

The Newcastle Works site is the main long carbon steel operation of the South Africa unit that has been in operation for more than 36 years. Approximately 28 of the provision is allocated to this site. As with all operating sites of AMSA, the above retirement and remediation actions dovetail with numerous large capital expenditure projects dedicated to environmental management. In the case of the Newcastle site, the major current environmental capital project is for water treatment.

A provision of 61 relates to the environmental rehabilitation of the Thabazimbi Mine. In terms of the Amended and Restated Settlement and Supply Agreement between Sishen Iron Ore Company (SIOC) and AMSA, AMSA is liable for the costs relating to the rehabilitation of SIOC's Thabazimbi iron ore mine for the period that it was a captive mine. The mine ceased to be a captive mine on December 31, 2014. In the current year, AMSA recognized a further provision for an additional amount of 28 based on a revised assessment of the expected rehabilitation costs received from SIOC. The SIOC rehabilitation cost projection, however, is not in line with the assessment performed by AMSA’s independent consultants. AMSA and SIOC have been in discussions and will continue to engage the Department of Mineral Resources in this regard.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

The remainder of the obligation of approximately 2 relates to Vereeniging site for the historical pollution that needs to be remediated at waste disposal sites, waste water dams and groundwater tables.

Canada

In Canada, ArcelorMittal Dofasco has an environmental provision of approximately 23 for the expected cost of remediating toxic sediment located in the Company’s East Boatslip site. ArcelorMittal Long Products Canada has an environmental provision of approximately 6 for future disposal of sludge left in ponds after flat mills closure at Contrecoeur.

Asset Retirement Obligations (“AROs”)

AROs arise from legal requirements and represent management’s best estimate of the present value of the costs that will be required to retire plant and equipment or to restore a site at the end of its useful life. As of December 31, 2016, ArcelorMittal had established provisions for asset retirement obligations of 358, including 36 for Ukraine, 82 for Canada, 88 for the United States, 41 for Mexico, 16 for Belgium, 31 for Germany, 14 for South Africa, 11 for Spain, 10 for Brazil, 13 for Kazakhstan and 16 for Liberia.

The AROs in Ukraine are legal obligations for site rehabilitation at the iron ore mining site in Kryvyi Rih, upon closure of the mine pursuant to its restoration plan.

The AROs in Canada are legal obligations for site restoration and dismantling of the facilities near the mining sites in Mont-Wright and Fire Lake, and the accumulation area of mineral substances at the facility of Port-Cartier in Quebec, upon closure of the mine pursuant to the restoring plan of the mines.

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

In Spain, the AROs relate to the discontinuance of the activities of various assets within the upstream installations.

In Germany, AROs principally relate to the Hamburg site, which is operating on leased land with the contractual obligation to remove all buildings and other facilities upon the termination of the lease, and to the Prosper coke plant in Bottrop for filling the basin, restoring the layer and stabilizing the shoreline at the harbor.

The AROs in South Africa are for the Pretoria, Vanderbijlpark, Saldanha as well as the Coke and Chemical sites, and relate to the closure and clean-up of the plant associated with decommissioned tank farms, tar plants, chemical stores, railway lines, pipelines and defunct infrastructure.

In Brazil, the AROs relate to legal obligations to clean and restore the mining areas of Serra Azul and Andrade, both located in the State of Minas Gerais. The related provisions are expected to be settled in 2024 and 2029, respectively.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Tax Claims

ArcelorMittal is a party to various tax claims. As of December 31, 2016, ArcelorMittal had recorded provisions in the aggregate of approximately 211 for tax claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the tax claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2016, (ii) that constitute a contingent liability, or (iii) that were resolved in 2016, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

Brazil

In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil’s entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 178 as of December 31, 2016. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of second instance.

In 2011, SOL Coqueria Tubarão S.A. received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in the total amount of 35 relating to a tax incentive (INVEST) used by the Company. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to the Company in two of the cases. In September 2015, ArcelorMittal Tubarão filed appeals with respect to each of the administrative tribunal’s decisions.  In 2016, there were unfavorable decisions in nine of the cases at the administrative tribunal of second instance. The Company filed appeals against each of these nine decisions and, in October 2016, four of the nine appeals were denied, in respect of which further appeals have been filed.

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 567. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In 2013, ArcelorMittal Brasil received a tax assessment in relation to the 2008-2010 tax years for IRPJ and CSL in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia, Dedini Siderurgia and CST, (ii) the amortization of goodwill arising from the mandatory tender offer made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. and (iii) CSL and IRPJ over profits of controlled companies in Argentina, Costa Rica, Venezuela and the Netherlands. The amount claimed totals 495. In October 2014, the administrative tribunal of first instance found in favor of the Federal Revenue and ArcelorMittal Brasil filed its appeal in November 2014.

For over 18 years, ArcelorMittal Brasil has been challenging the basis of calculation of the Brazilian Cofins and Pis social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the Cofins and Pis taxes are calculated), in an amount of approximately 4. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 54 as of December 31, 2016.

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of 51 concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Federal Revenue Service alleges that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted. Comex filed its defense in June 2014. In March 2015, there was an unfavorable decision at the administrative tribunal of first instance, in respect of which the Company has filed an appeal. The court of appeals rendered a favorable decision in April 2016, which the Brazilian Federal Revenue did not appeal, thus making it a final decision. In April 2016, Comex received a second assessment concerning the same subject matter for an amount of 2.7. In light of the favorable decision in the earlier case, Comex has filed a petition asking that the second case be decided in the same way.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the Company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 54. ArcelorMittal Comercializadora de Energia filed its defense in June 2014. Following an unfavorable administrative decision in November 2014, ArcelorMittal filed an appeal in December 2014. In March 2015, there was a further unfavorable decision at the second administrative level. The Company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount of 77, regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016.

In the period from May to July 2015, ArcelorMittal Brasil received nine tax assessments from the state of Rio Grande do Sul alleging that the Company, through its branches in that state, had not made advance payments of ICMS (a value-added tax) on sales in that state covering the period from May 2010 to April 2015. The amount claimed totals 93. The administrative tribunal of first instance upheld the tax assessments in each of the nine cases, and ArcelorMittal Brasil appealed each of the administrative tribunal’s decisions. Each case was decided unfavorably to ArcelorMittal Brasil at the administrative tribunal of second instance, and ArcelorMittal Brasil has appealed the cases to the judicial instance.

On April 25, 2016, ArcelorMittal Brasil received a tax assessment in relation to (i) the amortization of goodwill resulting from Mittal Steel’s mandatory tender offer to the minority shareholders of Arcelor Brasil following Mittal Steel’s merger with Arcelor in 2007 and (ii) the amortization of goodwill resulting from ArcelorMittal Brasil’s acquisition of CST in 2008. While the assessment, if upheld, would not result in a cash payment as ArcelorMittal Brasil did not have any tax liability for the fiscal years in question (2011 and 2012), it would result in the write-off of 298 worth of ArcelorMittal Brasil’s net operating loss carryforwards and as a result could have an effect on net income over time. In May 2016, ArcelorMittal Brasil filed its defense.

On May 17, 2016 ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 145 alleging that it had used improper methods to calculate the amount of its ICMS (a value-added tax) credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it has filed an appeal.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

France

Following audits for 2006, 2007 and 2008 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF, the French body responsible for collecting social contributions, commenced formal proceedings for these years alleging that the French ArcelorMittal entities owe 69 in social contributions on various payments, the most significant of which relate to profit sharing schemes, professional fees and stock options. Proceedings were commenced in relation to the 2006 claims in December 2009. Proceedings were commenced in relation to the 2007 and 2008 claims in February and March 2010, respectively. In three decisions dated December 10, 2012, the arbitration committee hearing the matter found that social contributions in an amount of 17, 11 and 5 are due in respect of profit-sharing schemes, stock options and professional fees, respectively. These amounts cover the audits for 2006, 2007 and 2008. In March 2013, the Company filed appeals against the decisions relating to the profit-sharing schemes and stock options.

Following audits for 2009, 2010 and 2011 of ArcelorMittal France and other French ArcelorMittal entities, URSSAF commenced formal proceedings in December 2012 for these years alleging that these entities owe 150 in social contributions (including interest and late fees relating thereto) on various payments, the most significant of which relate to voluntary separation schemes, profit sharing schemes, professional fees and stock options. In its decision dated April 24, 2013, the arbitration committee reduced the amount claimed by 29. The dispute then entered into a judicial phase before the Tribunal des Affaires de Sécurité Sociale (“TASS”). At a hearing on January 12, 2017 before the TASS, the parties signed a conciliation agreement settling the audits covered by the two cases.

Mexico

In 2015, the Mexican Tax Administration Service issued three tax assessments to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 140 in respect of (i) improper interest deductions relating to certain loans, (ii) unpaid corporate income tax for interest payments improperly categorized as profit, and (iii) improper payment deductions for branding fee services and IT services in 2008. ArcelorMittal Mexico filed an annulment complaint in respect of each of the aforementioned assessments in November 2015.

Ukraine

  In September 2012, the Ukrainian tax authorities conducted an audit of ArcelorMittal Kryvyi Rih, resulting in a tax claim of approximately 62. The claim relates to the cancellation of VAT refunds, cancellation of deductible expenses and queries on transfer pricing calculations. On January 2, 2013, ArcelorMittal Kryvyi Rih filed a lawsuit with the District Administrative Court to challenge the findings of this tax audit. On April 9, 2013, the District Administrative Court rejected the claim by the tax authorities and retained only a tax liability of approximately 0.2 against ArcelorMittal Kryvyi Rih. Both parties filed appeals and, on November 7, 2013, the Court of Appeal rejected the appeal by the tax authorities and retained only a tax liability of approximately 0.1 against ArcelorMittal Kryvyi Rih. On November 12, 2013, the tax authorities filed an appeal in cassation. On June 3, 2015, the Supreme Administrative Court of Ukraine decided entirely in favor of ArcelorMittal Kryvyi Rih. The tax authorities had until June 3, 2016 to appeal the judgment to the Supreme Court of Ukraine. The tax authorities did not appeal to the Supreme Court of Ukraine before the deadline of June 3, 2016, and the case is therefore closed.

Competition/Antitrust Claims

ArcelorMittal is a party to various competition/antitrust claims. As of December 31, 2016, ArcelorMittal had recorded provisions in the aggregate of approximately 3 for such claims. Set out below is a summary description of competition/antitrust claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2016, (ii) that constitute a contingent liability, or (iii) that were resolved in 2016, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the pending claims discussed below.

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the United States District Court for the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of United States antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and were consolidated with the Standard Iron Works lawsuit. On May 29, 2014, ArcelorMittal and ArcelorMittal USA LLC entered into an agreement to settle the direct purchaser claims for an amount of 90 recognized in cost of sales. On October 17, 2014, the court gave its final approval of the settlement and dismissed ArcelorMittal and ArcelorMittal USA LLC from the lawsuit. In September 2015, the court certified a class of direct purchasers on whether there was a conspiracy, allowing the case to proceed against the remaining defendants as a class action, but did not certify a class on impact or damages. This ruling did not affect the settlement; subsequently the remaining direct purchasers settled. Two putative class actions on behalf of indirect purchasers have been filed and one has been dismissed for want of prosecution; the remaining indirect purchasers’ action is not covered by the settlement of the direct purchaser claims or the court’s class certification decision.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Brazil

In September 2000, two construction trade organizations filed a complaint with Brazil’s Administrative Council for Economic Defence (“CADE”) against three long steel producers, including ArcelorMittal Brasil. The complaint alleged that these producers colluded to raise prices in the Brazilian rebar market, thereby violating applicable antitrust laws. In September 2005, CADE issued its final decision against ArcelorMittal Brasil, imposing a fine of 53. ArcelorMittal Brasil appealed the decision to the Brazilian Federal Court. In September 2006, ArcelorMittal Brasil offered a letter guarantee and obtained an injunction to suspend enforcement of this decision pending the court’s judgment.

There is also a related class action commenced by the Federal Public Prosecutor of the state of Minas Gerais against ArcelorMittal Brasil for damages in an amount of 63 based on the alleged violations investigated by CADE.

A further related lawsuit was commenced in February 2011 by four units of Sinduscons, a civil construction trade organization, in federal court in Brasilia against, inter alia, ArcelorMittal Brasil claiming damages based on an alleged cartel in the rebar market as investigated by CADE and as noted above.

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

South Africa

In February 2007, the complaint previously filed with the South African Competition Commission by Barnes Fencing, a South African producer of galvanized wire, alleging that ArcelorMittal South Africa, as a “dominant firm”, discriminated in pricing its low carbon wire rod was referred to the Competition Tribunal. The Competition Commission seeks an order declaring that ArcelorMittal South Africa’s pricing in 2000-2003 in respect of low carbon wire rod amounted to price discrimination and an order that ArcelorMittal South Africa cease its pricing discrimination. In March 2008, the Competition Tribunal accepted the claimants’ application for leave to intervene. In November 2012, a second complaint alleging price discrimination regarding the same product over the 2004 to 2006 period was referred by the Competition Commission to the Competition Tribunal. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of ArcelorMittal South Africa’s potential liability, if any.

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

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

In relation to all these cases, following an extensive engagement ArcelorMittal South Africa reached agreement on an overall settlement with the Competition Commission for an amount of 1.5 billion South African rand (approximately 110). In October 2016, Barnes Fencing filed an application with the Competition Tribunal to review and set aside the said settlement agreement in respect of the Barnes matters. In addition, Barnes filed an objection to the settlement agreement and an application to stay. The settlement agreement, as amended to exclude the Barnes case referred to above, was approved, subject to minor amendments, by the Competition Tribunal, on November 16, 2016.

Germany

In the first half of 2016, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH following alleged breaches of antitrust rules concerning (i) collusion regarding scrap and alloy surcharges from the 1990s through November 2015 and (ii) impermissible exchanges of sensitive information between competitors since early 2003. ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH are cooperating with the German Federal Cartel Office. ArcelorMittal is unable to assess the outcome of these proceedings or the amount of its potential liability, if any.

Other Legal Claims

ArcelorMittal is a party to various other legal claims. As of December 31, 2016, ArcelorMittal had recorded provisions of approximately 202 for other legal claims in respect of which it considers the risk of loss to be probable. Set out below is a summary description of the other legal claims (i) in respect of which ArcelorMittal had recorded a provision as of December 31, 2016, (ii) that constitute a contingent liability, (iii) that were resolved in 2016, or (iv) that were resolved and had a financial impact in 2014 or 2015, in each case involving amounts deemed material by ArcelorMittal. The Company is vigorously defending against each of the claims discussed below that remain pending.

Argentina

Over the course of 2007 to 2016, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar, related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 38 different claims concerning several shipments made between 2002 and 2014. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 217. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. As of December 31, 2016, in 22 of the total 38 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 66). These decisions have been appealed to the Argentinian National Fiscal Court.

Canada

In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut, Iron Ore Holdings and 1843208 Ontario Inc. The action seeks the certification of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The action alleges that the tender offer documentation contained certain misrepresentations and seeks damages in an aggregate amount of 743 (CAD$1billion) or rescission of the transfer of the Baffinland securities by members of the class.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 98, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 15 to 26 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of 38 to 60. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 25 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings.

Luxembourg

In June 2012, the Company received writs of summons in respect of claims made by 59 former employees of ArcelorMittal Luxembourg. The claimants allege that they are owed compensation based on the complementary pension scheme that went into effect in Luxembourg in January 2000. The aggregate amount claimed by such former employees (bearing in mind that other former employees may bring similar claims) is approximately 62. Given the similarities in the claims, the parties agreed to limit the pending proceedings to four test claims. In April 2013, the Esch-sur-Alzette labor court rejected two of these test claims. The relevant plaintiffs are appealing these decisions. In November 2013, the Luxembourg city labor court rejected the two other test claims, which are also being appealed.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of 2,200. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

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

The number of claims outstanding for asbestos exposure at December 31, 2016 was 394 as compared to 374 at December 31, 2015. The range of amounts claimed for the year ended December 31, 2016 was €30,000 to €650,000 (approximately $31,623 to $685,000). The aggregate costs and settlements for the year ended December 31, 2016 were approximately 7.8, of which approximately 0.2 represented legal fees and approximately 7.6 represented damages paid to the claimant. The aggregate costs and settlements for the year ended December 31, 2015 were approximately 3.3, of which approximately 0.5 represented legal fees and approximately 2.8 represented damages paid to the claimant.

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

On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of approximately 190. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012.  By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims.

On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris have been stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by a criminal judge magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at approximately 260), including those who filed the claims before the Luxembourg courts described (and quantified) above.

8.3          Commitments

The Company’s commitments consist of the following:

	December 31,
	2016	2015
Purchase commitments	24,432	20,059
Guarantees, pledges and other collateral	4,424	3,791
Non-cancellable operating leases	1,312	1,446
Capital expenditure commitments	466	280
Other commitments	1,432	1,161
Total	32,066	26,737

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position. The increase in purchase commitments is mainly related to a new iron ore contract signed in the U.S. (see note 6.1.1).

Purchase commitments include commitments given to associates for 480 and 558 as of December 31, 2016 and 2015, respectively. Purchase commitments include commitments given to joint ventures for 1,386 and 1,315 as of December 31, 2016 and 2015, respectively. Commitments given to joint ventures include 1,314 and 1,264 related to purchase of the output from Tameh as of December 31, 2016 and 2015, respectively.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit line given on behalf of third parties were 131 and 102 as of December 31, 2016 and 2015, respectively. Additionally, 11 and 12 were related to guarantees given on behalf of associates as of December 31, 2016 and 2015, respectively. Guarantees of 1,028 and 1,224 were given on behalf of joint ventures as of December 31, 2016 and

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

2015, respectively. Guarantees given on behalf of joint ventures include 463 and 519 for the guarantees issued on behalf of Calvert and 403 and 512 for the guarantees issued on behalf of Al Jubail as of December 31, 2016 and 2015, respectively.

Pledges and other collateral mainly relate to inventories pledged to secure an asset-based revolving credit facility for the amount drawn of 500 and mortgages entered into by the Company’s operating subsidiaries. Pledges of property, plant and equipment were 256 and 295 as of December 31, 2016 and 2015, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included nil of commitments given on behalf of associates as of December 31, 2016 and 2015. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 114 and nil of commitments given on behalf of joint ventures as of December 31, 2016 and 2015, respectively.

Non-cancellable operating leases

The Company leases various facilities, land and equipment under non-cancellable lease arrangements. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms as of December 31, 2016 and 2015 according to maturity periods are as follows:

	December 31,
	2016	2015
Less than 1 year	279	279
1-3 years	422	454
4-5 years	267	309
More than 5 years	344	404
Total	1,312	1,446

Non-cancellable operating leases include time charter arrangements for shipping activities. The operating leases expense was 521, 538 and 686 in 2016, 2015 and 2014, respectively. The non-cancellable operating leases commitments at December 31, 2016 are related to plant, machinery and equipment (949), buildings (199), land (127) and other (37).

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

In 2014, ArcelorMittal Atlantique et Lorraine committed to investment programs in connection with the Florange site and ArcelorMittal Belgium in connection with the closure of the Liège site. The remaining capital expenditure commitments were 34 and 63 as of December 31, 2016, respectively.

In 2016, AMSA committed to an investment program in connection with the competition commission settlement. The remaining capital expenditure commitment was 244 as of December 31, 2016.

Other commitments

Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.

Commitments to sell

 In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 366 and 490 as of December 31, 2016 and 2015, respectively, and mainly related to natural gas and electricity.

NOTE 9: INCOME TAXES

The current tax payable (recoverable) is based on taxable profit (loss) for the year. Taxable profit differs from profit as reported in the consolidated statements of operations because it excludes items of income or expense that are taxable or deductible in other years or are never taxable or deductible. The Company’s current income tax expense (benefit) is calculated using tax rates that have been enacted or substantively enacted as of the date of the consolidated statement of financial position.

Tax is charged or credited to the consolidated statement of operations, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognized in other comprehensive income or in equity.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities, in the consolidated financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

statements of financial position liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences and net operating loss carry forwards to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the taxable temporary difference arises from the initial recognition of non-deductible goodwill or if the differences arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the profit reported in the consolidated statement of operations.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the consolidated statements of financial position date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

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

9.1 Income tax expense (benefit)

The components of income tax expense (benefit) for each of the years ended December 31, 2016, 2015 and 2014 are summarized as follows:

	Year ended December 31,
	2016	2015	2014
Total current tax expense (benefit)	255	331	544
Total deferred tax expense (benefit)	731	571	(90)
Total income tax expense (benefit)	986	902	454

The following table reconciles the expected tax expense (benefit) at the statutory rates applicable in the countries where the Company operates to the total income tax expense (benefit) as calculated:

	Year ended December 31,
	2016	2015	2014
Net income (loss) (including non-controlling interests)	1,734	(8,423)	(974)
Income tax expense (benefit)	986	902	454
Income (loss) before tax	2,720	(7,521)	(520)
Tax expense (benefit) at the statutory rates applicable to profits (losses) in the countries [1]	677	(2,146)	(147)
Permanent items	(5,940)	(2,124)	(273)
Rate changes	593	-	36
Net change in measurement of deferred tax assets	5,344	4,940	306
Tax effects of foreign currency translation	73	153	446
Tax credits	(21)	(13)	(63)
Other taxes	126	18	79
Others	134	74	70
Income tax expense (benefit)	986	902	454
[1] Tax expense (benefit) at the statutory rates is based on income (loss) before tax excluding Income (loss) from investments in associates and joint ventures.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can change from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as enacted in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe and the Americas, which have a structurally higher corporate income tax rate.

Permanent items

The permanent items consist of:

	Year ended December 31,
	2016	2015	2014
Tax deductible write-downs on shares and receivables	(5,971)	(2,622)	(338)
Taxable capital gains on associates and joint ventures	-	-	67
Non tax deductible goodwill impairment	-	250	-
Non tax deductible hyperinflationary adjustment	22	114	-
Taxable income of AMTFS	20	196	-
Other permanent items	(11)	(62)	(2)
Total permanent items	(5,940)	(2,124)	(273)

Tax deductible write-downs on shares and receivables: in connection with the group impairment test for goodwill and property, plant and equipment (“PP&E”), the recoverability of the carrying amounts of investments in shares and intragroup receivables is also reviewed annually, resulting in tax deductible write-downs of the values of loans and shares of consolidated subsidiaries in Luxembourg.

Taxable capital gains on associates and joint ventures relate to the disposal of the Company’s 50% interest in Gallatin Steel.

Non tax deductible goodwill impairment: in 2015 ArcelorMittal impaired the goodwill related to the Mining segment for a total amount of 0.9 billion (see note 5.3).

Non tax deductible hyperinflationary adjustment: non-monetary items in Venezuela are revalued according to the inflation rate for tax purposes. The resulting difference is non-deductible to the extent it generates a tax loss.

Taxable income of AMTFS: ArcelorMittal Treasury Financial Services S.à r.l. (“AMTFS”), a subsidiary of ArcelorMittal Treasury Americas LLC (“AMTAUS”), is a limited liability company organized under the laws of Luxembourg subject to taxation in Luxembourg on its worldwide income. AMTFS has filed an election to be treated as a disregarded entity for United States federal income tax purposes. Therefore, the income of AMTFS is subject to corporate income taxation simultaneously in 2 different countries (i.e. Luxembourg and the United States).

Rate changes

The 2016 tax expense from rate changes of 593 is mainly due to the impact of the decrease in the future income tax rate on deferred tax assets in Luxembourg resulting in tax expense of 647, partly offset by a tax benefit of (50) in France.

The 2014 tax expense from rate changes of 36 is mainly due to the increase of the future income tax rate in Ukraine, partially offset by a decrease in Spain.

Net change in measurement of deferred tax assets

The 2016 net change in measurement of deferred tax assets of 5,344 primarily consists of tax expense of 5,971 due to the unrecognized part of deferred tax assets on write-downs of the value of shares and loans of consolidated subsidiaries in Luxembourg, tax expense of 285 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by an additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (912). In 2016, the Company recognized $0.4 billion of previously unrecognized deferred tax assets relating to the Luxembourg tax integration. The recognition in Luxembourg includes a $0.8 billion increase in projections of future taxable income in Luxembourg driven primarily by the improved market conditions of the steel industry and higher interest income from favorable foreign exchange rate relating to the funding of Group subsidiaries as well as further reduction in the forecasted interest

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

expense following debt repayments. This recognition is partially offset by a derecognition of $0.7 billion related to revised expectations of euro denominated deferred tax assets recoverability in U.S. dollars terms.

The 2015 net change in measurement of deferred tax assets of 4,940 primarily consists of tax expense of 2,622 due to the unrecognized part of deferred tax assets on write-downs of the value of shares of consolidated subsidiaries in Luxembourg, tax expense of 2,405 due to non-recognition and derecognition of other deferred tax assets in other tax jurisdictions, partially offset by additional recognition of deferred tax assets for losses and other deductible temporary differences of previous years of (87). In 2015, the Company derecognized $0.4 billion of previously recognized deferred tax assets, out of which $0.3 billion relates to the Luxembourg tax integration. The derecognition in Luxembourg represents the net reduction in projections of future taxable income in Luxembourg driven primarily by the challenging market conditions affecting the steel industry and unfavorable foreign exchange movements, partially offset by reductions in forecasted interest expense due to the Company’s announced plans in 2016 to repay debt with proceeds from a 3 billion equity rights offering and selling its 35% shareholding in Gestamp for €875 million. The taxable income projection also included the effect of the anticipated elimination of the current USD exposure of Luxembourgish deferred tax assets denominated in Euro.

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

Tax effects of foreign currency translation

The tax effects of foreign currency translation of 73, 153 and 446 at December 31, 2016, 2015 and 2014 respectively, refer mainly to deferred tax assets and liabilities of certain entities with a different functional currency than the currency applied for tax filing purposes. In 2016 the effects are mainly due to appreciation of the U.S. dollar in relation to the Euro.

Tax credits

The tax credits are mainly attributable to the Group’s operating subsidiaries in Brazil, Mexico and Spain. They relate to credits claimed on research and development, credits on foreign investment and tax sparing credits.

Other taxes

Other taxes mainly include withholding taxes on dividends, services, royalties and interests as well as mining duties in Canada, Mexico and Ukraine and state tax in the United States.

Others

Others consist of:

	Year ended December 31,
	2016	2015	2014
Tax contingencies/settlements	149	(8)	83
Prior period taxes	(18)	96	3
Others	3	(14)	(16)
Total	134	74	70

The 2016 others of 134 primarily consist of uncertain tax positions for 149 mainly related to Europe and North America.

The 2015 others of 74 primarily consist of prior period taxes for 96 related mainly to Luxembourg and Mexico.

The 2014 others of 70 primarily consist of uncertain tax provisions for 83 which mainly relate to North America.

9.2          Income tax recorded directly in equity

Income tax recognized in equity for the years ended December 31, 2016, 2015 and 2014 is as follows:

	Year ended December 31,
	2016	2015	2014
Recognized in other comprehensive income on:
Deferred tax expense (benefit)
Unrealized gain (loss) on derivative financial instruments	(1)	4	64
Recognized actuarial gain (loss)	(1)	47	(94)
Foreign currency translation adjustments	27	(83)	(53)
	25	(32)	(83)

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

9.4 Deferred tax assets and liabilities

The origin of the deferred tax assets and liabilities is as follows:

	Assets		Liabilities		Net
	2016	2015	2016	2015	2016	2015
Intangible assets	34	16	(900)	(751)	(866)	(735)
Property, plant and equipment	457	444	(5,782)	(6,261)	(5,325)	(5,817)
Inventories	367	428	(315)	(409)	52	19
Financial instruments	21	4	(206)	(109)	(185)	(105)
Other assets	307	450	(310)	(368)	(3)	82
Provisions	1,928	1,973	(330)	(166)	1,598	1,807
Other liabilities	468	617	(555)	(683)	(87)	(66)
Tax losses carried forward	7,906	8,719	-	-	7,906	8,719
Tax credits and other tax benefits carried forward	270	282	-	-	270	282
Untaxed reserves	-	-	(52)	(57)	(52)	(57)
Deferred tax assets / (liabilities)	11,758	12,933	(8,450)	(8,804)	3,308	4,129

Deferred tax assets					5,837	6,625
Deferred tax liabilities					(2,529)	(2,496)

The deferred tax assets recognized by the Company as of December 31, 2016 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	96,648	25,735	7,906	17,829
Tax credits and other tax benefits carried forward	1,807	1,107	270	837
Other temporary differences	17,946	5,440	3,582	1,858
Total		32,282	11,758	20,524

The deferred tax assets recognized by the Company as of December 31, 2015 are analyzed as follows:

	Gross amount	Total deferred tax assets	Recognized deferred tax assets	Unrecognized deferred tax assets
Tax losses carried forward	77,852	22,905	8,719	14,186
Tax credits and other tax benefits carried forward	2,140	1,139	282	857
Other temporary differences	20,442	6,509	3,932	2,577
Total		30,553	12,933	17,620

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

As of December 31, 2016, the majority of the deferred tax assets not recognized relate to tax losses carried forward attributable to various subsidiaries located in different jurisdictions (primarily France, Germany, Luxembourg, Spain and the United States) with different statutory tax rates. The amount of the total deferred tax assets is the aggregate amount of the various deferred tax assets recognized and unrecognized at the various subsidiaries and not the result of a computation with a given blended rate. The utilization of tax losses carried forward is restricted to the taxable income of the subsidiary or tax consolidation group to which it belongs. The utilization of tax losses carried forward also may be restricted by the character of the income, expiration dates and limitations on the yearly use of tax losses against taxable income.

As at December 31, 2016 the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately $70.5 billion, of this amount, $23.6 billion is considered realizable, resulting in the recognition of $6.1 billion of deferred tax assets at the applicable income tax rate in Luxembourg. As at December 31, 2015 the total amount of accumulated tax losses in Luxembourg with respect to the main tax consolidation amounts to approximately $55.4 billion, of this amount $24.6 billion is considered realizable, resulting in the recognition of $6.8 billion of deferred tax assets at the applicable income tax rate in Luxembourg. Under the Luxembourg tax legislation tax losses generated during 2016 and before can be carried forward indefinitely and are not subject to any specific yearly loss utilization limitations. The tax losses carried forward relate primarily to tax deductible write-down charges taken on investments in shares of consolidated subsidiaries recorded by certain of the ArcelorMittal group’s holding companies in Luxembourg. Of the total tax losses carried forward, $25 billion may be subject to recapture in the future if the write-downs that caused them are reversed creating taxable income unless the Company converts them to permanent through sales or other organizational restructuring activities.

The Company believes that it is probable that sufficient future taxable profits will be generated to support the recognized deferred tax asset for tax losses carried forward in Luxembourg. As part of its recoverability assessment the Company has taken into account (i) its most recent forecast approved by management and the Board of Directors, (ii) the likelihood that the factors that have contributed to past losses in Luxembourg will not recur, (iii) the fact that ArcelorMittal in Luxembourg is the main provider of funding to the Group’s consolidated subsidiaries, leading to significant amounts of taxable interest income, (iv) the implementation in 2015 of an Industrial Franchising Arrangement between ArcelorMittal and numerous worldwide operating subsidiaries, and (v) other significant and reliable sources of operational income earned from ArcelorMittal’s European and worldwide operating subsidiaries for centralized distribution and procurement activities performed in Luxembourg. In performing the assessment, the Company estimates at which point in time its earnings projections are no longer reliable, and thus taxable profits are no longer probable. Accordingly, the Company has established consistent forecast periods for its different income streams for estimating probable future taxable profits, against which the unused tax losses can be utilized in Luxembourg.

At December 31, 2016, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deductible temporary differences are anticipated to reverse, management believes it is probable that ArcelorMittal will realize the benefits of the deferred tax assets of 5,837 recognized. The amount of future taxable income required to be generated by ArcelorMittal’s subsidiaries to utilize the deferred tax assets of 5,837 is at least 27,282. Historically, the Company has been able to generate sufficient taxable income and believes that it will generate sufficient levels of taxable income in the coming years to allow the Company to utilize tax benefits associated with tax losses carried forward and other deferred tax assets that have been recognized in its consolidated financial statements. Where the Company has had a history of recent losses, it relied on convincing other evidence such as the character of (historical) losses and planning opportunities to support the deferred tax assets recognized.

For the period ended December 31, 2016 ArcelorMittal recorded approximately 58 (December 31, 2015: 37) of deferred income tax liabilities in respect of deferred taxation that would arise if temporary differences on investments in subsidiaries, associates and interests in joint ventures were to be realized in the foreseeable future. No deferred tax liability has been recognized in respect of other temporary differences on investments in subsidiaries, associates and interests in joint ventures because the Company is able to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future. The amount of these unrecognized deferred tax liabilities is approximately 856.

  9.5         Tax losses, tax credits and other tax benefits carried forward

At December 31, 2016, the Company had total estimated tax losses carried forward of 96,648.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

This amount includes net operating losses of 6,363 primarily related to subsidiaries in Liberia, Mexico, Basque Country in Spain, the Netherlands and the United States, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2017	25	5	30
2018	68	4	72
2019	32	47	79
2020	67	91	158
2021	121	1,229	1,350
2022 - 2036	1,128	3,546	4,674
Total	1,441	4,922	6,363

The remaining tax losses carried forward for an amount of 90,285 (of which 28,263 are recognized and 62,022 are unrecognized) are carried forward for unlimited period of time and primarily relate to the Company’s operations in Brazil, France, Germany, Luxembourg and Spain.

At December 31, 2016, the Company also had total estimated tax credits and other tax benefits carried forward of 1,107 tax effect.

Such amount includes tax credits and other tax benefits of 649 primarily attributable to subsidiaries in Belgium, Basque Country in Spain and the United States of which 76 recognized and 573 unrecognized, which expire as follows:

Year expiring	Recognized	Unrecognized	Total
2017	1	31	32
2018	-	44	44
2019	-	1	1
2020	-	2	2
2021	-	1	1
2022 - 2036	75	494	569
Total	76	573	649

The remaining tax credits and other tax benefits for an amount of 458 (of which 194 are recognized and 264 are unrecognized) are indefinite and primarily attributable to the Company’s operations in Brazil and Spain.

Tax losses, tax credits and other tax benefits carried forward are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax losses carried forward in future years.

NOTE 10: EQUITY

10.1        Share details

The Company’s shares consist of the following:

	December 31, 2014	Movement in year *	December 31, 2015	Movement in year *	December 31, 2016
Issued shares	1,665,392,222	-	1,665,392,222	1,400,318,647	3,065,710,869
Treasury shares	(11,018,413)	2,437,323	(8,581,090)	1,358,651	(7,222,439)
Total outstanding shares	1,654,373,809	2,437,323	1,656,811,132	1,401,677,298	3,058,488,430
* refer to note 10.2 on the mandatorily convertible notes (137,967,116) and 10.1 on the new shares issued following equity offering (1,262,351,531)

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

Following the extraordinary general meeting held on March 10, 2016, ArcelorMittal decreased share capital by €7,273 (10,376) from €7,453 (10,633) to €180 (257) through a reduction of the accounting par value per share to €0.10 without any distribution to shareholders, the balance being allocated to additional paid-in capital.

On April 8, 2016, ArcelorMittal completed an equity offering with net proceeds of 3,115 (net of transaction costs of 40) by way of the issuance of 1,803,359,338 non-statutory preferential subscription rights with a subscription price of €2.20 per share at a ratio of 7 shares for 10 rights subsequently to the adoption of enabling resolutions by the extraordinary general meeting of shareholders on March 10, 2016. The Company increased share capital by €126 (144) from €180 (257) to €306 (401) through the issuance of 1,262,351,531 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 3,065,710,869.

Authorized shares

At the Extraordinary General Meeting held on May 8, 2012, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €643 million represented by 156 million shares, or approximately 10% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €7.7 billion represented by 1,773,091,461 shares without par value.

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,995,857,213 shares without par value.

At the Extraordinary General Meeting held on March 10, 2016, the shareholders approved a decrease of the authorized share capital of the Company by €8,049 million through a reduction of the accounting par value per share to €0.10 and a subsequent increase by €3 billion. Following the completion of the equity offering on April 8, 2016, the Company’s authorized share capital was decreased by €2.9 billion. As a result of the approval given by the shareholders on March 10, 2016 and which is valid for five years, the total authorized share capital was €337 million represented by 3,372,281,956 shares without par value.

Treasury shares

ArcelorMittal held, indirectly and directly, 7.2 million and 8.6 million treasury shares as of December 31, 2016 and December 31, 2015, respectively.

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

On April 8, 2016, the Company issued 1,262,351,531 new shares at a subscription price of €2.20 per share representing a 35% discount compared to the theoretical ex-right price (“TERP”) of €3.40 based on the closing price of ArcelorMittal’s shares on Euronext Amsterdam on March 10, 2016. In accordance with IFRS, such a rights issue includes a bonus element increasing the number of ordinary shares outstanding to be used in calculating basic and diluted earnings per share for all periods before the rights issue. Accordingly, the table below presents the numerators, a reconciliation of the weighted average common shares outstanding for the purposes of basic and diluted earnings per share for the years ended December 31, 2016 and as retrospectively adjusted for the above mentioned bonus element for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
Net income (loss) attributable to equity holders of the parent	1,779	(7,946)	(1,086)
Interest assumed on the coupon and the premium for early redemption for subordinated perpetual capital securities	-	-	(14)
Net income (loss) considered for the purposes of basic and diluted earnings per share	1,779	(7,946)	(1,100)

Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share	2,860	1,795	1,791
Incremental shares from the rights issue on April 8, 2016 retrospectively adjusted for all prior periods	-	521	521
Weighted average common shares outstanding (in millions) for the purposes of basic earnings per share (restated)	2,860	2,316	2,312
Incremental shares from assumed conversion of restricted share units and performance share units (in millions)	5	-	-
Weighted average common shares outstanding (in millions) for the purposes of diluted earnings per share	2,865	2,316	2,312

For the purpose of calculating earnings per common share, diluted weighted average common shares outstanding excludes 8 million and 7 million potential common shares from share unit plans for the years ended December 31, 2015 and 2014, and 14 million, 17 million and 20 million potential common shares from stock options outstanding for the years ended December 31, 2016, 2015 and 2014, respectively, because such share unit plans and stock options are anti-dilutive.

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

Description	Approved by	Dividend per share (in $)	Payout date	Total (in millions of $)
Dividend for financial year 2013	Annual General Shareholders’ meeting on May 8, 2014	0.15	July 15, 2014	333
Dividend for financial year 2014	Annual General Shareholders’ meeting on May 5, 2015	0.15	June 15, 2015	331
Dividend for financial year 2015	Annual General Shareholders’ meeting on May 4, 2016	-	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

            Following the Company’s equity offering in April 2016, the dividends declared per share for prior periods has been recasted in the current year for the years ended December 31, 2014 and 2013, respectively, to include the bonus element derived from the 35% discount to the theoretical ex-right price included in the subscription price. The actual dividends paid were $0.20 and $0.20 per issued share as of December 31, 2014 and 2013, respectively.

10.5 Non-controlling interests
10.5.1 Non-wholly owned subsidiaries that have material non-controlling interests
The tables below provide a list of the principal subsidiaries which include non-controlling interests at December 31, 2016 and 2015 and for the year ended December 31, 2016, 2015 and 2014.
Name of Subsidiary	Country of incorporation and operation	% of non-controlling interests and non-controlling voting rights at December 31, 2016	% of non-controlling interests and non-controlling voting rights at December 31, 2015	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2016	Non-controlling interests at December 31, 2016	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2015	Non-controlling interests at December 31, 2015	Net income (loss) attributable to non-controlling interests for the year ended December 31, 2014
AMSA	South Africa	30.78%	47.98%	(103)	307	(301)	416	(8)
Sonasid[1]	Morocco	67.57%	67.57%	(5)	95	(6)	109	10
ArcelorMittal Kryvyi Rih	Ukraine	4.87%	4.87%	5	163	3	180	(6)
Belgo Bekaert Arames ("BBA")	Brazil	45.00%	45.00%	23	154	25	128	41
Hera Ermac[2]	Luxembourg	-	-	-	880	-	880	-
AMMIC[3]	Canada	15.00%	15.00%	28	488	32	493	88
Arceo [4]	Belgium	62.86%	62.29%	5	148	4	145	-
ArcelorMittal Liberia Ltd	Liberia	15.00%	15.00%	(5)	(256)	(239)	(251)	(13)
Other				7	211	5	198	-
Total				(45)	2,190	(477)	2,298	112

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

3 AMMIC

On March 15, 2013 and May 30, 2013, a consortium led by POSCO and China Steel Corporation acquired a 15% non-controlling interest in joint venture partnerships holding ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets.

[4] Arceo

On June 1, 2015, the Company signed an agreement with Sogepa, an investment fund of the Walloon Region in Belgium, to restructure the research and development activities of their combined investment in Arceo, an investment previously accounted for under the equity method by the Company. On June 11, 2015, Sogepa made a capital injection into Arceo, decreasing the Company’s percentage ownership from 50.1% to 37.7%. Following the signed agreement to restructure the activities of Arceo, the Company obtained control and fully consolidated the investment, which resulted in an increase in non-controlling interests by 148. Additionally, on December 13, 2016, Sogepa made a capital injection into Arceo, decreasing the Company's percentage ownership from 37.7% to 37.1%.

The tables below provide summarized statements of financial position as of December 31, 2016 and 2015 and the summarized statements of operations and summarized statements of cash flows for the year ended December 31, 2016, 2015 and 2014.

Summarized statements of financial position
	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Current assets	1,108	155	973	212	221	2,255	21	93
Non-current assets	1,145	107	2,857	206	1,798	3,751	219	49
Total assets	2,253	262	3,830	418	2,019	6,006	240	142
Current liabilities	1,013	94	491	82	65	314	4	1,081
Non-current liabilities	245	28	275	25	127	3,835	1	608
Net assets	995	140	3,064	311	1,827	1,857	235	(1,547)

Summarized statements of operations
	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Revenue	2,228	300	2,068	627	-	1,472	-	56
Net income (loss)	(335)	(7)	98	53	402	(66)	7	(29)
Total comprehensive income (loss)	(349)	(8)	106	49	402	(74)	7	(29)

Summarized statements of cash flows
	December 31, 2016
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Net cash provided by / (used in) operating activities	11	28	159	63	28	279	4	(45)
Net cash provided by / (used in) investing activities	(149)	(6)	(156)	(15)	(28)	(283)	(78)	(73)
Net cash provided by / (used in) financing activities	80	(32)	-	(50)	-	(24)	80	117
Impact of currency movements on cash	29	-	(5)	2	-	-	-	-
Cash and cash equivalents:
At the beginning of the year	139	61	104	12	-	196	1	1
At the end of the year	110	51	102	12	-	168	7	-

Dividend to non-controlling interests	-	(6)	-	(25)	-	(30)	-	-

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Summarized statements of financial position
	December 31, 2015
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Current assets	831	180	913	172	191	2,434	79	84
Non-current assets	1,130	121	3,311	173	1,379	5,450	165	100
Total assets	1,961	301	4,224	345	1,570	7,884	244	184
Current liabilities	856	120	518	63	54	365	10	1,030
Non-current liabilities	214	30	342	22	91	3,602	1	597
Net assets	891	151	3,364	260	1,425	3,917	233	(1,443)

Summarized statements of operations
	December 31, 2015
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Revenue	2,478	345	2,118	701	-	1,432	-	86
Net income (loss)	(581)	(10)	58	58	(242)	475	7	(1,516)
Total comprehensive income (loss)	(516)	(14)	70	61	(242)	496	7	(1,516)

Summarized statements of cash flows
	December 31, 2015
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC	Arceo	AM Liberia

Net cash provided by / (used in) operating activities	(85)	17	174	60	25	146	17	(103)
Net cash provided by / (used in) investing activities	(99)	(6)	(154)	(10)	(23)	(171)	(142)	(102)
Net cash provided by / (used in) financing activities	307	15	-	(52)	(2)	(97)	127	205
Impact of currency movements on cash	(23)	(2)	(43)	(4)	-	-	(1)	-
At the beginning of the year	39	37	127	18	-	318	-	1
At the end of the year	139	61	104	12	-	196	1	1

Dividend to non-controlling interests	-	(6)	-	(17)	-	(57)	-	-

Summarized statements of operations
	December 31, 2014
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC

Revenue	3,216	485	3,087	981	-	2,049
Net income (loss)	(17)	12	(130)	84	217	510
Total comprehensive income (loss)	(15)	16	(133)	135	217	472

Summarized statements of cash flows
	December 31, 2014
	AMSA	Sonasid	AM Kryvyi Rih	BBA	Hera Ermac	AMMIC

Net cash provided by / (used in) operating activities	155	77	241	97	24	764
Net cash provided by / (used in) investing activities	(247)	(10)	(192)	(30)	(26)	(346)
Net cash provided by / (used in) financing activities	12	(30)	-	(64)	2	(285)
Impact of currency movements on cash	(5)	(2)	-	(2)	-	-
Cash and cash equivalents:
At the beginning of the year	124	2	78	17	-	185
At the end of the year	39	37	127	18	-	318

Dividend to non-controlling interests	-	(10)	-	(25)	-	(67)

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

Transactions with non-controlling interests in 2016 were as follows:

AMSA

On January 15, 2016, AMSA completed a rights offering fully underwritten by ArcelorMittal. The total cash proceeds amounted to ZAR 4.5 billion. ArcelorMittal subscribed  the capital increase through repayment of an outstanding intragroup loan of ZAR 3.2 billion and an additional cash injection of ZAR 0.5 billion. As a result of the rights issue, ArcelorMittal’s shareholding in AMSA increased from 52% to 70.55% and non-controlling interests decreased by 80.

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

Effective October 17, 2016, ArcelorMittal’s interest in AMSA decreased to 69.22%. In the framework of AMSA’s transformation initiatives in order to maximize its score under the Broad-Based Black Economic Empowerment (“B-BBEE”) Codes of Good Practice, it launched on October 1, 2015 an employee share ownership plan following which the Ikageng Broad-Based Employee Share Trust obtained an ownership interest of 1.33% in AMSA to be attributed to qualifying employees upon vesting date of the plan.

In addition, on September 28, 2016, AMSA announced that it had entered into agreements to implement a transaction which includes the issuance of a 17% shareholding in AMSA using a new class of notionally funded shares to a special purpose vehicle owned by Likamva Resources Proprietary Limited (“Likamva”).  Likamva has undertaken to introduce broad-based social and community development organizations as shareholders to hold an effective 5% interest (of the 17%, leaving Likamva with a 12% shareholding) within 24 months. The transaction also includes the issuance of a 5.1% shareholding in AMSA using another new class of notionally funded shares to the ArcelorMittal South Africa Employee Empowerment Share Trust for the benefit of AMSA employees and AMSA management. All the shares have certain restrictions on disposal for a period of 10 years thereby promoting long-term sustainable B-BBEE in AMSA. The shares were issued on December 7, 2016. The Company concluded that the transaction does not correspond to a share issue but qualifies as an in substance option (resulting in the recognition of an expense of 63 corresponding to the fair value at inception). The shares give the holders rights to notional dividends which will be used to repay the notional funding and voting rights for up to 10 years, resulting in a decrease of ArcelorMittal's voting rights to 53.92%. The Company will recognize non-controlling interests at the end of the 10 year period depending on the value of the shares based on a pre-defined formula.

There were no transactions with non-controlling interests in 2015. Transactions with non-controlling interests in 2014 were as follows:

ArcelorMittal Luxembourg

On November 20, 2014, the Company acquired the remaining 0.14% of non-controlling interests in ArcelorMittal Luxembourg following a mandatory squeeze out procedure. The total consideration paid was 17. The Company recorded an increase of 6 directly in equity.

	2016	2014
	AMSA	ArcelorMittal Luxembourg
Non-controlling interests	80	23
Purchase price (selling price), net	(56)[1]	17[2]
Adjustment to equity attributable to the equity holders of the parent	136	6
[1] Amount paid in by non-controlling shareholders in AMSA following the rights issue
[2] Purchase price (selling price) was settled in cash.

Transactions with non-controlling interests include also the mandatory convertible bonds (see note 10.2).

On February 23, 2017, ArcelorMittal and Votorantim S.A. announced the signing of an agreement, pursuant to which Votorantim’s long steel businesses in Brazil, Votorantim Siderurgia, will become a subsidiary of ArcelorMittal Brasil and Votorantim will hold a non-controlling interest in ArcelorMittal Brasil. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Cariacica, Juiz de Fora, Piracicaba and Itaúna, and Votorantim Siderurgia’s production sites at Barra Mansa, Resende and its participation in Sitrel, in Três Lagoas. The transaction is subject to regulatory approvals in Brazil, including the approval of the Brazilian anti-trust authority CADE.

NOTE 11: RELATED PARTIES

The related parties of the Group are predominately subsidiaries, joint operations, joint ventures, associates and key management personnel (see note 7.1) of the Group. Transaction between the parent company and its subsidiaries are eliminated on

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

consolidation and are not disclosed in this note. Related parties include the Significant Shareholder, which is a trust of which Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and their children are the beneficiaries and which owns 37.4% of ArcelorMittal’s ordinary shares.

Transactions with related parties of the Company mainly relate to sales and purchases of raw materials and steel products and were as follows:

11.1 Sales and trade receivables

			Year ended December 31,			December 31,
			Sales			Trade receivables
	Related parties	Category	2016	2015	2014	2016	2015
	Calvert	Joint Venture	1,400	1,271	1,136	35	6
	Gonvarri Steel Industries[1]	Associate	1,210	1,233	1,456	58	32
	ArcelorMittal CLN Distribuzione Italia S.r.l.	Joint Venture	414	310	-	-	2
	Macsteel	Joint Venture	399	516	579	17	22
	Bamesa[2]	Associate	371	367	416	23	7
	I/N Kote L.P.	Joint Venture	346	377	412	12	24
	Borçelik	Joint Venture	240	305	516	4	4
	C.L.N. Coils Lamiere Nastri S.p.A.[3]	Associate	203	310	563	5	3
	Aperam Société Anonyme ("Aperam")	Other	189	165	190	40	22
	AM RZK	Joint Venture	163	148	-	8	29
	WDI [4]	Associate	151	181	238	2	-
	ArcelorMittal BE Group SSC AB	Joint Venture	60	52	59	4	2
	Stalprofil S.A.	Associate	57	53	82	9	4
	Tameh	Joint Venture	51	63	5	3	3
	DHS GROUP	Associate	47	38	33	3	7
	Stalprodukt S.A.[5]	Available-for-sale	31	146	180	-	16
	Consolidated Wire Industries (pty) Limited	Joint Venture	31	34	50	-	1
	Gestamp[6]	Other	26	310	297	-	2
	Tuper S.A.[7]	Joint Venture	13	-	-	25	-
	Baffinland	Joint Venture	5	9	-	25	5
	ArcelorMittal Algérie Spa[8]	Other	-	19	93	-	-
	Uttam Galva	Associate	-	-	27	-	-
	Other		227	217	274	49	25
	Total		5,634	6,124	6,606	322	216

[1]	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos
[2]	Bamesa is composed of S.C. Bamesa Otel SA, Bamesa Çelik Servis Sanayi ve Ticaret Anonim Şirketi and its subsidiary
[3]	Parent company and its subsidiaries
[4]	WDI includes Westfälische Drahtindustrie Verwaltungsgesellschaft mbH & Co. KG and Westfälische Drahtindustrie GmbH
[5]	ArcelorMittal partially disposed of its former associate Stalprodukt S.A. was reclassified as available-for-sale on April 28, 2016 (see note 2)
[6]	ArcelorMittal disposed of the former associate Gestamp on February 1, 2016 (see note 2)
[7]	The joint venture Tuper S.A. was acquired on October 6, 2016
[8]	ArcelorMittal Algérie Spa became an associate on December 17, 2013 and was sold on August 7, 2016 (see note 2)

11.2        Purchases and trade payables

			Year ended December 31,			December 31,
			Purchases			Trade payables
	Transactions	Category	2016	2015	2014	2016	2015
	Empire Iron Mining Partnership	Other	310	228	257	-	-
	Tameh	Joint Venture	236	245	12	53	58
	Borçelik	Joint Venture	173	165	175	36	30
	Gonvarri Steel Industries[1]	Associate	146	176	193	23	27
	Baffinland	Joint Venture	75	19	-	2	5
	Exeltium S.A.S.	Associate	71	80	87	-	7
	Aperam	Other	65	131	168	10	11
	CFL Cargo S.A.	Associate	58	58	74	4	8
	Baycoat Limited Partnership	Joint Venture	41	42	43	5	5
	Vulkan Energiewirtschaft Oderbrücke GmbH	Other	41	39	44	7	6
	Alkat Sp. Z O.o.	Associate	31	32	36	4	3
	Steeltrack	Associate	17	26	22	3	3
	EKO Schrottrecycling GmbH	Joint Venture	15	24	35	1	1
	Calvert	Joint Venture	15	13	-	3	32
	DHS GROUP	Associate	2	1	12	-	-
	Borusan Demir Çelik Sanayi ve Ticaret Anonim Sirketi	Associate	1	33	34	-	2
	Uttam Galva	Associate	-	31	65	-	-
	Macsteel	Joint Venture	-	14	17	-	-
	Other		93	103	81	28	58
	Total		1,390	1,460	1,355	179	256

[1]	Gonvarri Steel Industries includes ArcelorMittal Gonvarri Brasil Productos Siderúrgicos

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

11.3 Other transactions with related parties

At December 31, 2016, the shareholder loans with a maturity between 1 and 3 years extended by the Company to Al Jubail had a carrying value of 149 (see note 2.4).

As of December 3, 2014, ArcelorMittal Calvert LLC signed a member capital expenditure loan agreement with the joint venture Calvert and as of December 31, 2016, the loans amounted to 93 including accrued interest. The loans bear interest from 3% to 3.75% and have various maturity dates ranging from 1 to 28 years.

Other non-current liabilities include 42 with respect to loan payable to Baffinland in relation to the capital increase in the joint venture.

In May 2014, ArcelorMittal entered into a 5-year off take agreement with its joint venture Baffinland, whereby it will buy the lesser of 50% of the annual quantity of iron ore produced by Baffinland or 2 million tonnes of iron ore per year. The purchase price includes a premium to reference prices based on high iron ore content. ArcelorMittal will continue to pay advances to Baffinland for an amount equivalent to 80% of the value of iron ore stockpiled by Baffinland outside the sailable season until August 31, 2017. From September 1, 2017 to August 31, 2019, ArcelorMittal will not pay advances to Baffinland as payments for the purchases will occur upon loading on vessel for shipment at port of Milne. Subject to Phase 3 being completed, the contract will be extended to August 31, 2021 and the maximum quantity shall increase to 4 million tonnes per contract year in contract years ending after December 31, 2018 but prior to August 31, 2021.

In May 2014, ArcelorMittal also entered into an additional contract with Baffinland whereby it agreed to act as a sales agent (“Marketing agreement”) for all of Baffinland’s iron ore (excluding the shipments subject to the offtake agreement mentioned above). The Company also entered into an agreement to advance 80% of the lesser of 50% of the annual quantity of iron ore produced by Baffinland or 1.5 million tonnes of iron ore per year. The contract expired on the extended maturity at April 30, 2016. On August 24, 2016, Baffinland entered into an agreement with a bank to finance an amount which does not exceed the lesser of 50% of iron ore stockpiled by Baffinland outside the sailable season and 2.3 million tonnes in any contract year. Under this agreement, which is guaranteed by ArcelorMittal, the bank purchases product from Baffinland, which is then sold to ArcelorMittal under a separate back-to-back contract (“AM Purchase Contract”). ArcelorMittal contracts with third-party steel mills for onward sale of the product purchased from the bank under the AM Purchase Contract. The agreement with the bank matures on September 20, 2017.

                Following the Extraordinary General Meeting held on March 10, 2016, when the final terms of the rights issuance were defined, the Company decided, in accordance with its risk management policies, to hedge part of its foreign exchange exposure arising from the euro denominated proceeds of the rights issuance. Accordingly, on March 10, 2016, the Company entered into currency forward transactions with a credit institution to sell euro and buy U.S. dollar at an amount of €1 billion. The transactions settled on March 30, 2016. In parallel, the commitment by the Significant Shareholder to exercise its rights under the euro-denominated rights issuance gave rise to a foreign exchange exposure opposite to the one of the Company. Accordingly, on the

ARCELORMITTAL AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(millions of U.S. dollars, except share and per share data)

same date, the Significant Shareholder entered into currency forward transactions, with the same credit institution as the Company, to hedge its foreign exchange exposure arising from potential fluctuations in the USD/Euro exchange rate. The transactions, which consisted of buying euro and selling U.S. dollar at an amount of €1 billion, settled on March 30, 2016.